Form 20-F
period 2002-12-21
GERDAU SA
filed 2003-06-30
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
          [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                         Commission file number 1-14878

                                   GERDAU S.A.
             (Exact Name of Registrant as Specified in its Charter)

                          Federative Republic of Brazil
                 (Jurisdiction of Incorporation or Organization)

                                       N/A
                 (Translation of Registrant's name into English)

                                Av. Farrapos 1811
             Porto Alegre, Rio Grande Do Sul - Brazil CEP 90220-005
               (Address of principal executive offices) (Zip code)

           Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class                                    Name of Each Exchange in
-------------------                                    Which Registered
                                                       -------------------------
Preferred Shares, no par value per share,
each represented by American Depositary Shares         New York Stock Exchange

           Securities registered pursuant to Section 12(g) of the Act:

                                      None

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act:

                                      None

     The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2002 was:

              39,590,941,783 Common Shares, no par value per share 74,527,528,780 Preferred Shares, no par value per share

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No

     Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 Item 18 [X] .

                                TABLE OF CONTENTS

                                                                                          Page

INTRODUCTION...........................................................................       2

GLOSSARY...............................................................................       3

PART I.................................................................................       6
        ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................       6
        ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................       6
        ITEM 3. KEY INFORMATION........................................................       6
        ITEM 4. INFORMATION ON THE COMPANY.............................................       17
        ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................       53
        ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................       64
        ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................       74
        ITEM 8. FINANCIAL INFORMATION..................................................       75
        ITEM 9. THE OFFER AND LISTING..................................................       81
        ITEM 10. ADDITIONAL INFORMATION................................................       86
        ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............       92
        ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................       94

PART II................................................................................       95
        ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES........................       95
        ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS.........................................................       96
        ITEM 15. CONTROLS AND PROCEDURES...............................................       96
        ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT......................................       96

PART III...............................................................................       97
        ITEM 17. FINANCIAL STATEMENTS..................................................       97
        ITEM 18. FINANCIAL STATEMENTS..................................................       97
        ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.....................................       97

        CERTIFICATION OF CEO AND CFO

                                  INTRODUCTION

     Unless otherwise indicated, all references herein (i) to the "Company" or to "Gerdau" are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil") and its consolidated subsidiaries, (ii) to "Gerdau non-consolidated" are references to the Brazilian operations of the Company except Acominas which are carried out directly by Gerdau S.A. and numerical and financial information for Gerdau non-consolidated refers exclusively to Gerdau S.A. on a non-consolidated basis and, (iii) to "Preferred Shares" and "Common Shares" refer to the Company's authorized and outstanding preferred stock and common stock, designated as acoes preferenciais and acoes ordinarias, respectively, each without par value. All references herein to the "real," "reais" or "R$" are to the Brazilian real, the official currency of Brazil. All references to (i) "U.S. dollars," "dollars" or "U.S.$" are to United States dollars, (ii) "Canadian dollars" or "Cdn$" are to Canadian dollars (iii) "billions" are to thousands of millions, (iii) "km" are to kilometers, and (iv) "tons" denote metric tons. All references herein related to the subsidiary companies in North America correspond to the new legal names of these companies after the merger with Co-Steel and subsequent change in names:
Ameristeel Corp. has been renamed to Gerdau AmeriSteel US Inc. ("AmeriSteel"), Courtice Steel Inc. has been renamed to Gerdau AmeriSteel Cambridge Inc. ("Cambridge") and Gerdau MRM Steel Inc. is now named Gerdau AmeriSteel MRM Special Section Inc.

     The Company has prepared the consolidated financial statements included herein in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The investments in Sipar Aceros S.A. in Argentina (a 38% investment) and those of Gallatin Steel Co. in the United States, where Gerdau Ameristeel holds 50% of the total capital, are not consolidated but accounted for under the equity method of accounting in such consolidated financial statements.

     Unless otherwise indicated, all information in this Annual Information Form is given as at December 31st, 2002. Subsequent developments are discussed in
Item 8 - Significant changes.

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Statements made in this annual report with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the Company's future performance. Forward-looking statements include but are not limited to those using words such as "believe", "expect", "plans", "strategy", "prospects", "forecast", "estimate", "project", "anticipate", "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumption's and beliefs in light of the information currently available to it. The Company cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to, (i) general economic conditions in the Company's markets, particularly levels of spending; (ii) exchange rates, particularly between the real and the U.S. dollar, and other currencies in which the Company makes significant sales or in which its assets and liabilities are denominated; and (iii) the outcome of contingencies.



                                    GLOSSARY

A$ or Argentinean pesos        Currency of Argentina - Pesos
Acominas                       Aco Minas Gerais S.A. - Acominas
ADR                            American Depositary Receipt
AmeriSteel                     Gerdau AmeriSteel US Inc.
ANEEL                          National electric power agency (Agencia Nacional Energia Eletrica)
Armafer                        Fabrication shop in Brazil - Armafer Servicos de Construcao Ltda.
BACEN                          Brazilian Central Bank (Banco Central do Brasil)
Banco Gerdau                   Banco Gerdau S.A. - Financial institution controlled by Metalurgica
                               Gerdau S.A.
BCCH                           Chilean Central Bank
BNDES                          National bank for social and economic develpoment (Banco Nacional do
                               Desenvolvimento Economico e Social)
Bovespa                        Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo)
Bovespa Fix                    Debenture trading system of Bovespa
Brazilian Corporate Law        Law number 6,404/76 and complements
Brazilian GAAP                 Accounting Practices Adopted in Brazil
CADE                           Administrative Council for Economic Defense (Conselho Administrativo
                               de Defesa Economica)
Canadian Dollar                Canadian Currency
CBLC                           Bovespa's clearing house (Companhia Brasileira de Liquidacao e
                               Custodia)
Cd$                            Canadian Currency - Canadian dollar
CDI                            Interbank deposit rates (Certificado de Deposito Interbancario)
Central Bank                   Brazilian Central Bank (Banco Central do Brasil)
Clps$ or Chilean pesos         Currency of Chile - Pesos
CIF                            Cost, Insurance and Freight
CMR                            Reference Basket of Currencies in Chile
COFINS                         Tax for Social Security Financing (Contribuicao para o Financiamento da Seguridade Social)
Comercial Gerdau               Gerdau's retail arm in Brazil. Comercial Gerdau Ltda. - Merged into
                               Gerdau S.A.
Common shares                  Ordinary shares with voting right.
Cosinor                        Companhia Siderurgica do Nordeste. Merged into by Metalurgica Gerdau
                               S.A.
CPMF                           Provisional Contribution on Financial Activities (Contribuicao
                               Provisoria sobre Movimentacao Financeira)
CSN                            Companhia Siderurgica Nacional
CST                            Companhia Siderurgica de Tubarao
CVM                            Brazilian Securities Commission (Comissao de Valores Mobiliarios)
DFESA                          Dona Francisca Energetica S.A.
Dollar                         US Currency
DRI plant                      Able to produce sponge iron to be used in its crude steel production using iron ore and charcoal as its main raw materials
EAF                            Electric Arc Furnace
Eletrobras                     State-owed utility holding company. Brasilian Eletricity Company
                               (Centrais Eletricas Brasileiras S.A. - Eletrobras)
FINSOCIAL                      Social Investment fund (Fundo de Investimento Social)
FOB                            Free on board





FUNRURAL                       Rural Workers'  Assistance Fund (Contribuicao ao Fundo de
                               Assistencia ao Trabalhador Rural)
GDP                            Gross Domestic Product
Gerdau Aconorte                Siderurgica Aconorte S.A.- Merged into Gerdau S.A.
Gerdau Acos Finos Piratini     Gerdau Acos Finos Piratini S.A. - Merged into Gerdau S.A.
Gerdau AmeriSteel              Gerdau AmeriSteel Corporation.
Gerdau AmeriSteel Cambridge    Gerdau AmeriSteel Cambridge Inc. (former Gerdau Courtice Steel Inc.)
Gerdau AmeriSteel MRM Special  Gerdau AmeriSteel MRM Special Sections Inc. (former Gerdau MRM Steel
Sections                       Inc.)
Gerdau AmeriSteel Perth Amboy  Gerdau AmeriSteel Perth Amboy Inc.
Gerdau AmeriSteel Sayreville   Gerdau AmeriSteel Sayreville Inc.
Gerdau AZA                     Gerdau Aza S.A.
Gerdau Cosigua                 Companhia Siderurgica da Guanabara - Cosigua (today Gerdau S.A.)
Gerdau Laisa                   Gerdau Laisa S.A
Gerdau Metalicos               Unit of Gerdau S.A responsible for steel scrap purchasing
Gerdau Previdencia Privada     Gerdau S.A. pension plan administrator
Gerdau Usiba                   Usina Siderurgica da Bahia S.A. - Merged into Gerdau S.A.
IBS                            Brazilian Steel Institute (Instituto Brasileiro de Siderurgia)
ICMS                           State Value Added Tax on Sales and Services (Imposto sobre
                               Circulacao de Mercadorias e Servicos)
IGP-M                          General Market Price Index (Indice Geral de Precos de Mercado -
                               IGP-M)
IISI                           International Iron and Steel Institute
IMF                            International Monetary Fund
INDAC                          INDAC - Industria Comercio e Administracao S.A. - Holding company that controls Metalurgica Gerdau S.A.
INPC                           National Index for Consumer Prices (Indice Nacional de Precos ao
                               Consumidor - INPC)
INSS                           National Institute of Social Security (INSS). Social security contributions levied on employees payroll (Contribuicoes
                               Previdenciarias)
IPCA                           National Extended Consumer Price Index (Indice Nacional de precos ao
                               Consumidor Amplo - IPCA)
IRPJ                           Corporate Income Tax (Imposto de Renda Pessoa Juridica - IRPJ)
Latibex                        Segment of Madrid Stock Exchange listing Latin American companies
MAE                            A private non-profit institution, created under ANEEL<180>s rules, responsible for electric energy purchase and sale transactions.
                               (Mercado Atacadista de Energia Eletrica - MAE)
Mandatory Dividend             Minimum dividend that must be paid as per Company's bylaw.
MCF                            Formal Exchange Market in Chile
MCI                            Informal Exchange Market in Chile
MP                             Provisional measure (Medida Provisoria)
OEM                            Original Equipment Manufacturer
OTC                            Over-the-counter market
Pains                          Companhia Siderurgica Pains. - Merged into Gerdau S.A.
Peso/ Pesos                    Currency of Argentina, Uruguay and Chile
Petrobras                      Brasilian Petroleum Company (Petroleo Brasileiro S.A. - PETROBRAS)
PFIC                           Passive Foreign Investment Comapny
PGQ                            Gerdau's quality program (Programa Gerdau de Qualidade)
PIB                            Brazilian gross domestic product (Produto Interno Bruto)





PIS                            Contribution to employees' profit participation program (Programa de
                               Integracao Social - PIS)
Preferred shares               Preferred shares without voting right
Programa Metas                 Goal Program
QEF                            Qualified electing fund
R$, real or reais              Brazilian Currency - real
RAC                            Additional contracted remuneration (Remuneracao Adicional Contratada)
Real Plan                      Brazil's latest economic stabilization plan
SDE                            Economic Law Department (Secretaria de Direito Economico - SDE)
SEAE                           Economic Surveillance Department of the Ministry of Finance
                               (Secretaria de Acompanhamento Economico - SEAE)
SEC                            Securities and Exchange Commission
Seiva                          Seiva S.A. Florestas e Industrias
Siderbras                      Former Brazilian Federal Government Steel Holding
Sipar                          Sipar Aceros S.A.
Sipsa                          Sociedad Industrial Puntana S.A
TJLP                           Long-Term Interest Rate (Taxa de Juros a Longo Prazo)
Tons                           Metric tons
TR                             Referencial Rate (Taxa Referencial)
UFIR                           Fiscal reference unit (Unidade Fiscal de Referencia)
US$ or dollar or United States US Currency - dollar
dollar
USGAAP                         Generally Accepted Accounting Principals in the United States
Uy$ or Uruguayan pesos         Currency of Uruguay - Pesos


PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable, as the Company is filing this Form 20-F as an annual report.


ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable, as the Company is filing this Form 20-F as an annual report.


ITEM 3. KEY INFORMATION

A.         SELECTED FINANCIAL DATA

U.S. GAAP PRESENTATION

     The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP financial statements of the Company and "Operating and Financial Review and Prospects" appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2002, 2001 and 2000, are derived from the U.S. GAAP financial statements included elsewhere herein.

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------------------------------------------------------------
                                                              (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
STATEMENT OF INCOME DATA:                         2002           2001            2000           1999            1998
                                              -------------  --------------  -------------  --------------  --------------
Net sales                                       3,264,926       2,401,138      2,771,376       1,760,693       1,969,236
Cost of sales                                  (2,349,636)     (1,722,228)    (2,059,015)     (1,141,076)     (1,399,354)
                                              -------------  --------------  -------------  --------------  --------------
Gross profit                                      915,290         678,910        712,361         619,617         569,882
Sales and marketing expenses                     (112,645)       (105,801)      (112,195)        (86,007)       (101,386)
General and administrative expenses              (221,895)       (181,108)      (213,143)       (157,755)       (175,457)
                                              -------------  --------------  -------------  --------------  --------------
Operating income                                  580,750         392,001        387,023         375,855         293,039
Interest expense and exchange loss               (424,147)       (238,269)      (243,477)       (222,414)       (151,739)
Interest income                                   100,350          55,002         57,324          64,166           86,897
Other non-operating income (expense)             (18,178)         (7,853)          2,165           5,196           18,798
Equity pickup on non-consolidated company        (10,057)          18,324         33,962         (4,903)                -
                                              -------------  --------------  -------------  --------------  --------------
Income before income taxes and minority           228,718         219,205        236,997         217,900          246,995
  interest
Provision for income taxes:
   Current                                       (27,065)        (40,981)       (36,725)        (17,456)         (38,460)
   Deferred                                        20,507        (13,666)        (8,899)         (3,080)         (13,843)
                                              -------------  --------------  -------------  --------------  --------------
Income before minority interest                   222,160         164,558        191,373         197,364          194,692
Minority interest                                   9,667           2,795        (2,815)             328            (844)
                                              -------------  --------------  -------------  --------------  --------------
Net income available to common and
  preferred shareholders                          231,827         167,353        188,558         197,692          193,848
                                              =============  ==============  =============  ==============  ==============
    Basic earnings per shares (i)
       Common                                        1.57            1.06           1.20            1.27             1,24
       Preferred                                     1.57            1.17           1.32            1.38             1,40
    Diluted earnings per shares (i)
       Common                                        1.57            1.06           1.20            1.27             1,24
       Preferred                                     1.57            1.17           1.31            1.37             1,39
    Cash dividends declared per shares (i)
       Common                                        0.52            0.45           0.42            0.35             0.25
       Preferred                                     0.52            0.50           0.46            0.38             0.28

Number of common shares outstanding at        39,590,941,783 39,382,020,386  33,070,107,530 19,691,010,193  19,691,010,193
     year-end (ii)                            ============== ==============  ============== ==============  ==============

Number of preferred shares outstanding at     74,527,528,780 74,109,685,986  74,109,685,986 37,054,842,993  37,054,813,723
     year-end (ii)                            ============== ==============  ============== ==============  ==============

     (i) Per share information has been retroactively restated to reflect in all periods presented the effect of: (a) the 2 for 1 split approved in April 2000, (b) the bonus of 3 shares per each 10 shares hold approved in April 2003, and (c) the reverse stock split of 1 share per 1,000 share hold approved in April 2003

     (ii) The information in quantity of shares presented above is as of the end of each year and has not been modify to reflect the modification in quantity of shares due to the decisions indicated in (i) above.

                                                          AS OF DECEMBER 31,
                                    ---------------------------------------------------------------
                                               (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
BALANCE SHEET DATA:                     2002         2001        2000         1999         1998
                                     -----------  -----------  ----------  -----------  -----------
Cash                                     40,457       27,832      12,433        9,570       10,938
Restricted cash                          15,001
Short-term investments                  367,748      306,065     290,449      364,492      338,930
Net working capital (1)                (63,579)      250,636     196,596      235,993      503,931
Property, plant and equipment         2,084,895    1,384,463   1,542,609    1,568,051    1,279,218
Total assets                          4,086,349    2,952,677   3,231,758    3,215,542    2,559,396
Short term debt                       1,104,793      567,491     688,586      655,551      274,818
Long term debt, less current            794,571      630,636     717,830      739,315      224,309
portion
Long term parent company                      -          461          77       49,511      205,484
Debentures - short term                       -        2,018       2,413        2,505        3,505
Debentures - long term                  200,766       94,204     113,349       81,613      172,978
Shareholders' equity                    865,010    1,032,720   1,065,659    1,022,744    1,205,325
Capital                                 843,959      838,214     838,214      836,551      836,551

(1)     Total current assets less total current liabilities

DIVIDENDS AND DIVIDEND POLICY

     The authorized total capital stock of the Company is comprised of Common and Preferred Shares. As of December 31, 2002, 39,590,941,783 Common Shares and 74,527,528,780 Preferred Shares were issued and outstanding by the Company. Subsequent developments, such as stock bonus and reverse split, are discussed in
Item 8 - Significant changes.

DIVIDENDS

     The following table sets forth the dividends paid to holders of the Company's Common Shares and Preferred Shares since 1998 in reais and in U.S. dollars translated from reais at the Commercial Rate as of the date of payment. Dividend per share figures have been retroactively adjusted for all period presented to reflect: (a) a share split of 2 shares per each shared hold approved in 2002, (b) a share bonus of 3 shares per each share hold approved in April 2003 and (c) a reverse stock split of 1 share to each 1000 shares hold approved in April 2003.

                   DATE OF     R$ PER 1,000     R$ PER 1,000    US$ PER 1,000   US$ PER 1,000
PERIOD             PAYMENT    COMMON SHARES   PREFERRED SHARES  COMMON SHARES  PREFERRED SHARES
1st half/1998*   July 27, 98      0.1731            0.1904          0.1484          0.1633
2nd half/1998*   Feb. 23, 99      0.2062            0.2268          0.1024          0.1127
1st half/1999*   Aug. 03, 99      0.2423            0.2665          0.1326          0.1458
2nd half/1999*   Feb. 29, 00      0.3812            0.4193          0.2155          0.2371
1st half/2000*   Aug. 15, 00      0.2869            0.3156          0.1589          0.1748
2nd half/2000*   Feb. 15, 01      0.5092            0.5602          0.2570          0.2827
1st half/2001*   Aug. 15, 01      0.3062            0.3368          0.1224          0.1347
2nd half/2001*   Feb. 19, 02      0.7385            0.8123          0.3045          0.3350
1st half/2002*   Aug. 15, 02      0.5385            0.5385          0.1687          0.1687
2nd half/2002*   Feb. 18, 03      1.2538            1.2538          0.3494          0.3494
1st quarter/     May 15/03        0.5000            0.5000          0.1706          0.1706
 2003*


* Payment of interest on capital stock.

     The Brazilian Corporate Law generally requires the bylaws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. Under the Company's bylaws, such percentage has been fixed as an amount equal to no less than 30% of the adjusted net income for distribution for each fiscal year (the "Mandatory Dividend").

     Dividends with respect to a fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for said period, after allocating the income to the legal reserve and other reserves ("Adjusted Net Income"). For conversion of the dividends paid by the Company from reais into dollars, the Custodian will use the relevant Commercial Market exchange rate on the date said dividends are made available to shareholders in Brazil. Under the Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with Brazilian Corporate Law for each fiscal year until such reserve reaches an amount equal to 20% of the company's capital stock. On December 31, 2002, in accordance with Brazilian GAAP, Gerdau's non-consolidated legal reserve totaled R$ 127.6 million (U.S.$ 36.1 million translated as the exchange rate at year-end) or 9.6% of total capital stock of R$ 1,335.1 million (U.S.$ 377.9 million translated as the exchange rate at year-end).

     According to the Law 9,457, holders of preferred shares in a Brazilian Corporation are entitled to receive dividends at least 10% greater than dividends paid on Common Shares, unless one of three exceptions described in the Law are met. Gerdau S.A. pays equal dividends on Preferred Shares and on Common Shares since the approval of the 100% tag along policy in April 2002. Gerdau S.A.'s executive management presented a proposal at the 2002 shareholders' meeting, to grant both Common Shares and Preferred Shares a 100% tag along right which has been approved. Shareholders approved this measure and the right was extended to all shareholders that the new Brazilian Corporate Law required only for minority holders of Common Shares (and at only 80% of the consideration paid to the controlling shareholders).

     Under the recent amendments to the Brazilian Corporate Law, by extending the tag along right to minority shareholders the Company will no longer need to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Upon approval and effectiveness of the amendments to the Company's bylaws to provide for the tag-along as described above, the Company will pay the stated 30% (bylaw) of Adjusted Net Profit to all shareholders, and no premium to preferred shareholders. As a result, dividends on net income as from January 1, 2002 were not subject to the requirement to pay at least additional 10% to Preferred shareholders than to Common shareholders.

     As a general requirement, shareholders who do not reside in Brazil must have their Brazilian company investment registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred Shares underlying the ADRs will be held in Brazil by the Custodian as agent for the Depositary. The holder of Preferred Shares will be the registered owner on the records of the Registrant for Preferred Shares.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause said U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. If the Custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by any devaluation or depreciation of the Brazilian currency related to the U.S. dollar that may occur before such dividends are converted and remitted. Dividends in respect of the Preferred Shares paid to holders who are not Brazilian residents, including holders of ADRs, are not subject to Brazilian withholding tax.

     INTEREST ON CAPITAL STOCK

     Law 9,249, of December 1995, provides that a company may pay interest on capital stock to shareholders as an addition or as an alternative to dividends at the Company's discretion. A Brazilian Corporation is entitled to pay its shareholders (and set off against the Mandatory Dividend for each fiscal year) interest on capital stock up to the limit of the TJLP (Long-Term Interest Rate). The payment of interest as described herein would be subject to a 15% withholding income tax. See "Item 10 - Taxation"

     DIVIDEND POLICY

     The Company currently intends to pay dividends on its outstanding Preferred Shares at the amount of its required distributions for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of the Company's financial condition. As a policy, although not required to do so by its bylaws, the Company pays dividends or interest on capital stock twice a year. As of March 31st, 2003, the Board of Directors approved a new policy for dividend and interest on capital stock payouts to shareholders to be made on a quarterly basis.

     The changes that took place between the end of the 2002 fiscal year and the filing of this document, concerning Dividends and Dividend Policy, are described in "Item 8 - Significant Changes".


EXCHANGE RATES

BRAZIL

     There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The Commercial Rate is the commercial exchange rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The Floating Rate is the prevailing exchange rate for Brazilian currency into U.S. dollars, which applicable to transactions to which the Commercial Rate does not apply. Prior to the implementation of the "Real Plan", the Commercial Rate and the Floating Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Rate and the Floating Rate are reported by the Central Bank on a daily basis.

     Both the Commercial Rate and the Floating Rate are negotiated freely but have been strongly influenced by the Central Bank. After the implementation of the Plano Real, the Brazilian Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band in which the exchange rate between the real and the U.S. dollar could fluctuate.

     The following table sets forth information on prevailing Commercial Rates for the periods indicated.


                                    Exchange Rates
                                                     reais per U.S.$ 1.00(1)
            Year                    Average Price
            1998       Average                1.1609
            1999       Average                1.8133
            2000       Average                1.8293
            2001       Average                2.3519
            2002       Average                2.9189
            Source: Brazilian Central Bank


                                                       EXCHANGE RATES            EXCHANGE RATES
                                                    ----------------------   -----------------------
                                                     reais per US$ 1.00      reais per U.S.$ 1.00(1)
                       YEAR         MONTH               HIGHEST RATE               LOWEST RATE
                       2002         January                        2.4384                   2.2932
                       2002         February                       2.4691                   2.3482
                       2002         March                          2.3663                   2.3236
                       2002         April                          2.3689                   2.2709
                       2002         May                            2.5296                   2.3770
                       2002         June                           2.8593                   2.5413
                       2002         July                           3.4285                   2.8147
                       2002         August                         3.3275                   2.8883
                       2002         September                      3.8949                   3.0286
                       2002         October                        3.9552                   3.5936
                       2002         November                       3.6797                   3.5035
                       2002         December                       3.7980                   3.4278
                       2003         January                        3.6623                   3.2758
                       2003         February                       3.6580                   3.4930
                       2003         March                          3.5637                   3.3531
                       2003         April                          3.3359                   2.8898
                       2003         May                            3.0277                   2.8653

                       Source: Economatica

     The exchange for the real and the U.S. dollar has increased in recent years due to a number of factors related to the Brazilian and the world economy. The rate reached R$ 3.5333 (Ptax) on December 31, 2002, after having varied between a high of R$ 3.7980 and a low of R$ 3.4278 during that month. The table above shows prices for the U.S. dollar against the real over the year 2002 and the first five months of 2003. As of June 12, 2003 the exchange rate for the US dollar against the real was R$ 2.8620 (Ptax). As a result of global instability and, especially, the proximity of elections in Brazil with possibilities of the victory of a leftist party, during 2002 investments in the country were reduced and demand for the dollar increased to the point where the exchange rate in October 2002 reached nearly R$ 4.00. For this reason, the Central Bank was forced to intervene a number of times in the months before the election, selling dollars on the market to meet the growing demand and maintain the exchange rate within acceptable levels. The election of Luiz Inacio Lula da Silva, the indications that the government formed by his leftist party would continue many of the policies and decisions of the previous government and the naming of his ministry brought calm to the market and resulted in reductions to the exchange rate.

     As of the beginning of 2003, the Brazilian Central Bank has a new president, Henrique Meirelles, appointed by the government of Luiz Inacio Lula da Silva and expected to continue the same strategy as Arminio Fraga did during the previous term.

     The Company will make all cash distributions related to the Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary of such distributions. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the price in reais of the Preferred Shares on the Brazilian stock exchanges.

     Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or serious factors that enable such imbalance to be foreseen, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately nine months in 1989 and early 1990, for example, the amounts were subsequently released to maintain Brazil's foreign currency reserves, in accordance with Brazilian Government directives. There can be no assurance that similar measures will not be taken by the Brazilian Government in the future.

CHILE

     According to the Compendium of the Chilean Central Bank (BCCH), `Formal Exchange Market' (MCF) shall mean that made up by banks and some other non-banking institutions that which are expressly authorized by BCCH.

     In addition, there is also the so-called Informal Exchange Market (or Extrabanking Market), where stockbrokers also operate, as well as exchange offices and other non-banking financial institutions. Banks, however, are also authorized to operate in this market, which is why prices on the two markets tend to be very closely aligned.

     Currently, there is almost no difference between the two markets, but the BCCH's charter provides that the bank may determine that some operations be carried out in the Formal Exchange Market, through a well-grounded agreement adopted by the majority of all members of the Board. The regulations in force, for instance, define that transfers of funds abroad must be carried out by an MCF entity (regardless of whether the purchase of foreign currency was made on the MCF or MCI).

     AGREED DOLLAR

     Each day, the BCCH publishes the so-called "agreed dollar" in force the day prior to the corresponding publication. It is determined on the basis of a reference basket of currencies (CRM) made up of 80% of USD, 15% EUR and 5% JPY. In addition, the CRM will be corrected daily by a factor of 0.008099% until January 9, 2004. When the exchange bands were applied in Chile, the agreed dollar was the core of the band, but today, this dollar is published merely because there are some operations (Treasury bonds and some BCCH bonds) paid in pesos and adjusted according to the variation of said type of dollar. Some analysts also use it to set the "balance" value of the nominal exchange rate, but it is used less and less.

     OBSERVED DOLLAR

     The observed dollar is the average of transactions carried out in the MCF and not corresponding to inter-bank transactions, that is to say, these are transactions having a "real" demand and offer components of the day prior to that when the rate is applied. For example, the observed dollar for tomorrow will be published today (by the BCCH) after 6:00 PM. This type of dollar is used to determine the adjustment of several credit operations expressed in dollars but payable in pesos (dollar adjustable pesos) and some fixed-income instruments issued by companies or the BCCH. It is also used in the forward exchange market in order to settle agreements using the compensation mechanism (versus physical delivery).

     The table below shows the year by year variation of observed dollar and the annual average values in pesos for each year.

                                                          EXCHANGE RATES
                                                    pesos per U.S.$ 1.00

                   Year       Observed
                              dollar
                   1998       Average                460.2900
                   1999       Average                508.7800
                   2000       Average                539.4900
                   2001       Average                634.9400
                   2002       Average                690.5500
                   Source: Chilean Central Bank (BCCH)

URUGUAY

The following table sets forth, for each period indicated, the average of exchange rates for U.S. $1.00 expressed in Peso based upon the rate in Cotizacion Interbancario - Dolar Billete announced by the Instituto Nacional de Estadisticas of the Republic Uruguay.


                                                          EXCHANGE RATES
                                                    pesos per U.S.$ 1.00
                   Year

                   1998       Average                 10.4728
                   1999       Average                 11.3392
                   2000       Average                 12.0994
                   2001       Average                 13.3191
                   2002       Average                 21.2545
                   Source: Republica Oriental ~el Uruguay - Instituto Nacional de Estadisticas


CANADA


The following table sets forth, for each period indicated, the average of exchange rates for U.S. $1.00 expressed in Canadian dollars based upon the Bank of Canada Noon Rate and generally reflecting the exchange rates for transactions of Cdn$1 million or more.

                                                          EXCHANGE RATES
                                                     Cdn$ per U.S.$ 1.00
                   Year

                   1998       Average                  1.4800
                   1999       Average                  1.4858
                   2000       Average                  1.4852
                   2001       Average                  1.5484
                   2002       Average                  1.5704
                  Source: Bank of Canada


B. CAPITALIZATION AND INDEBTEDNESS

        Not required.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not required.

D. RISK FACTORS

POLITICAL AND ECONOMIC CONDITIONS

     The year 2002 ended with a very tense global situation, especially in terms of the forthcoming war. In the first months of 2003, this situation became progressively worse, leading to conflict between the United States and Iraq, in which a number of other European and Asian countries became involved, despite the opposition of the UN.

     The Brazilian economy has been affected by frequent and occasionally drastic intervention by the Brazilian Government, which has often changed monetary, credit, tariff and other policies to influence the course of the Brazilian economy. CHANGES IN POLICY INVOLVING TARIFFS, EXCHANGE CONTROLS, REGULATORY POLICY AND TAXATION COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND FINANCIAL RESULTS, AS COULD INFLATION, DEVALUATION, SOCIAL INSTABILITY AND OTHER POLITICAL, ECONOMIC OR DIPLOMATIC DEVELOPMENTS AND THE BRAZILIAN GOVERNMENT'S RESPONSE TO SUCH DEVELOPMENTS.

     In recent years, Chile has faced a number of external shocks, which has affected its growth, such as low export commodity prices, high oil prices and greater exchange volatility as the result of the Argentinean crisis, which also affected capital flows to the region. This worsening of the external environment is responsible for most of the lower growth rate of the country, along with the impact of domestic issues, including the long debate about labor and tax reforms during 2001, which helped to generate instability among domestic investors.

     The Uruguayan economy grew continuously from 1982 to 1998. From 1999 to 2002, the economy suffered the negative impacts of Brazil's devaluation in January 1999, with important restrictions exports from Uruguay to Brazil, and lower Argentinean investments in Uruguay. At the end of 2001, Argentina's devaluation heavily affected tourism and investment from Argentina.

INFLATION; EFFECTS OF THE ECONOMIC STABILIZATION PROGRAM AND CHANGE OF CURRENCY.

     Brazil experienced extremely high and generally unpredictable rates of inflation for several years. For this reason, the federal government developed a series of mechanisms to protect the value of assets. The main instruments have been inflation indices with particular attention to the INPC (National Index for Consumer Prices). With the end of high inflation and the newly acquired status of stable economy, Brazil changed its inflation tracking reference by instituting the IPCA (Extended Consumer Price Index). This index has been used to set inflation targets with the IMF and for domestic purposes. Inflation in Brazil, as stated by the INPC, was 2,489.11% in 1993 and 929.32% in 1994. After 1994, inflation reached lower levels. From 1999 on, the IPCA became the reference. Inflation in Brazil was 22.41% in 1995, 9.56% in 1996, 5.22% in 1997, 1.66% in 1998, 8.94% in 1999, 5.97% in 2000 and 7.7% in 2001. In 2002, the
inflation as calculated by this index reached 12.5%. Inflation, as well as governmental efforts to reduce it have had historically significant negative effects on the Brazilian economy in general, and on the profitability and results of operations of the Company in particular. In an attempt to reduce inflation, the government has at times imposed wage and price controls, and reduced government spending, among other measures. Inflation, as well as governmental measures against it, combined with public speculation about possible future actions, has also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Furthermore, the government's desire to control inflation and to reduce budget deficits may cause it to take actions that may slow or halt Brazilian economic growth. A significant increase in inflation in Brazil could have serious adverse consequences on the Company.

     Chile has managed to control inflation with rates not exceeding 4.5% during the last years and an inflation of 2.8% in 2002, which reflects the stability of the Chilean economy. Inflation in Chile is measured against the variation of the consumer price index every month. This indicator reflects the price variation of a consumption basket set by the Central Bank of Chile.

EFFECTS OF CURRENCY DEVALUATIONS AND EXCHANGE RATE FLUCTUATIONS.

     The value of various South American currencies, including currencies in the countries in which the company operates, when compared to each other and to the United States and Canadian dollars, has fluctuated significantly and can be expected to continue to do so. In Brazil, the recent successive crises in the international financial markets have created a significant threat to the stability of the Brazilian currency and, on January 18th, 1999 led to the Central Bank's announcement that the real would trade freely in foreign-exchange markets, with the Central Bank intervening only to limit wide swings in its value. THESE FLUCTUATIONS MAY HAVE SIGNIFICANT EFFECTS ON RESULTS OF THE COMPANY'S OPERATIONS AND FINANCIAL CONDITION IN BRAZIL AND ON ITS CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE REPORTED IN U.S. DOLLARS.

     The Company maintains assets denominated in reais, in U.S. and Canadian dollars, and in Chilean, Uruguayan and Argentinean pesos, and it regularly experiences gains and losses due to exchange movements between such currencies and the U.S. dollar. At the same time, the Company has loans contracted in Brazil and indexed to the U.S.

dollar and to other currencies, which also suffer the impact of the exchange rates between these currencies and the real. AS A RESULT, THE COMPANY MAY BE EXPOSED TO SIGNIFICANT EXCHANGE LOSSES/GAINS FROM FURTHER DEVALUATION OF THE BRAZILIAN REAL AND/OR OTHER CURRENCIES AGAINST THE U.S. DOLLAR. THE COMPANY'S NET SALES, GROSS PROFIT AND OPERATING MARGINS MAY ALSO BE INFLUENCED BY CHANGES IN EXCHANGE RATES. Because the company's U.S. GAAP financial statements are presented in U.S. dollars, net sales and other financial statement accounts (including net income) could be adversely affected by a devaluation of a local currency relative to the U.S. dollar.

CONTROLS AND RESTRICTIONS ON U.S. DOLLAR REMITTANCES.

     Brazilian law provides that, whenever there exists or is a serious risk of a material imbalance in Brazil's balance of payments, the government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. This situation did occur for approximately six months in 1989 and early 1990, as did the imposition of a restriction on the conversion of the Brazilian currency into foreign currencies. Such restrictions could hinder or prevent the Custodian or holders who have surrendered ADRs for the underlying Preferred Shares from converting dividends, distributions or proceeds from the sale of such Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. HOLDERS OF ADRS COULD BE AFFECTED BY DELAYS IN, OR REFUSALS TO GRANT ANY REQUIRED GOVERNMENTAL APPROVALS FOR CONVERSION OF BRAZILIAN CURRENCY PAYMENTS AND REMITTANCES ABROAD IN RESPECT OF THE PREFERRED SHARES UNDERLYING THE ADRS.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES

     The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging markets. Although economic conditions are different in each country, investors' reaction to developments in one country can have effects on the securities of issuers in other countries. For example, in December 1994, the government of Mexico sharply devalued the peso and allowed its value to float, triggering an economic crisis in Mexico which negatively affected the securities markets in many Latin American countries, including Brazil. In 2001, the worsening of the economic crisis in Argentina had a materially adverse effect on the Brazilian economy and on its securities markets, and led to the adoption of Government policies that may have further adverse effects on both economic growth and on the Brazilian securities markets. THERE CAN BE NO ASSURANCE THAT THE BRAZILIAN SECURITIES MARKETS OR ECONOMY WILL NOT CONTINUE TO BE AFFECTED BY EVENTS (INCLUDING ECONOMIC CRISES OR CURRENCY FLUCTUATIONS) ELSEWHERE, ESPECIALLY IN EMERGING MARKETS, OR THAT SUCH EFFECTS WILL NOT AFFECT THE COMPANY'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATION OR PROSPECTS OR THE VALUE OF THE SHARES OR ADRS.

     In Chile, there has been a process of expansion into international markets through a successful policy of business and financial diversification, a low and homogenous rate scheme, greater freedom for the entry of capital and, recently, a floating foreign exchange rate policy. The downturn of the international economy has generated a major impact in terms of exchange rates and entry of capital. ALTHOUGH THE HIGH EXCHANGE RATE HAS BENEFITED THE EXPORTING SECTOR, IT IS ALSO TRUE THAT THE INSTABILITY HAS INTRODUCED UNDESIRABLE ELEMENTS, SINCE THE BEST LONG-TERM SITUATION FOR THESE SECTORS IS TO HAVE A HIGH AND STEADY EXCHANGE RATE.

RISK FACTORS RELATIVE TO THE COMPANY AND TO THE STEEL SECTOR

INTEGRATION OF COMPANIES ACQUIRED

     During the last few years, Gerdau has expanded through significant acquisitions such as that of Ameristeel in 1999, the acquisition of the Cartersville mill 2001, the acquisition of a controlling interest in Acominas during 2002 and the reverse takeover, at the end of 2002, of Co-Steel of Canada, an operation that involved only the exchange of capital stock.

     The integration of the business and opportunities of the entities acquired into Gerdau S.A. involves risks. These risks include the difficulty of integrating the business, management, operations, products, and services into our existing businesses and the related expenses, which may include unexpected expenses, necessary to achieve such integration. Completion of the transactions and the required integration will require a substantial amount of management's time. Diversion of management's attention from the existing businesses, as well as problems that can arise in connection with the integration of the operations, may have an impact on revenues and results of operations.

Integration may result in additional expenses, which could reduce profitability. GERDAU MAY NOT SUCCEED IN ADDRESSING THESE RISKS OR ANY OTHER PROBLEMS ENCOUNTERED IN CONNECTION WITH THE ACQUISITIONS. THE COMPANY MAY NOT SUCCESSFULLY INTEGRATE THE BUSINESSES, MANAGEMENT, OPERATIONS, OR PRODUCT OR REALIZE ANY OF THE ANTICIPATED BENEFITS OF THE ACQUISITIONS.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY

     THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND NEGATIVE ECONOMIC CONDITIONS IN THE MARKETS WHERE GERDAU OPERATES MAY CAUSE FLUCTUATIONS IN THE REVENUE AND PROFITABILITY. The steel industry is highly cyclical in nature and is affected by prevailing economic conditions in the major world economies. Gerdau is particularly sensitive to trends in cyclical industries such as the construction, appliance, machinery and equipment, and transportation industries, which are significant markets for Gerdau products. In addition, certain of our customers have been affected by the recession in Brazil, North America and Uruguay which may in the future result in defaults in the payment of accounts receivable owned to the Company.

     Events or conditions having an effect on the steel industry in general could occur. Such events or conditions could include, for example, a further economic downturn in the market where we operate, an increase in production resulting in over-supply in the markets in which we will operate, changes in the relations between the currencies of the countries where Gerdau operates and other currencies which facilitate imports by competitors to the markets, or an increase in competition, or other events or conditions that Gerdau cannot predict. Any such event or condition could have an effect on the financial condition or results of operations.

SUPPLY OF ELECTRICAL POWER

     Steel production is a process that consumes a lot of electric power, especially in the melt shops with electric arc furnaces. Electricity is a significant cost in the production process, as is natural gas, which is used in certain mills. THE INTERRUPTION OF THE SUPPLY OF ENERGY WOULD HAVE SERIOUS CONSEQUENCES ON THE PRODUCTION PROCESS WITH ELECTRIC ARC FURNACE MELT SHOPS, AS THERE IS NO ALTERNATIVE ENERGY SOURCE THAT COULD BE USED.

     Acominas is practically self-sufficient in terms of electricity. HOWEVER, ENERGY RATIONING (AS OCCURRED IN 2001 IN BRAZIL, WHEN CONSUMPTION TARGETS WERE DEFINED BY THE FEDERAL GOVERNMENT), OR ANY OTHER PROBLEM, SUCH AS BAD WEATHER AND ACCIDENTS WITH TRANSMISSION TOWERS AND LINES THAT MAY REDUCE OR INTERRUPT THE DELIVERY OF ELECTRICITY, WOULD FORCE ACOMINAS TO REDUCE ITS PRODUCTION PLANS TO LEVELS COMPATIBLE WITH ITS INTERNAL GENERATION.

     In North America, most of the operations have long-term electricity supply contracts with either major utilities or energy suppliers. ALTHOUGH EACH OF THE PLANTS CAN USE OIL AS AN ALTERNATE FUEL WHEN NATURAL GAS HAS BEEN INTERRUPTED, ANY INTERRUPTION IN THE SUPPLY OF ELECTRICAL ENERGY, WHETHER SCHEDULED OR UNSCHEDULED, COULD AFFECT COSTS, REVENUES AND EARNINGS.

     CONSIDERING THE RELEVANCE OF ENERGY TO THE COST OF THE FINISHED PRODUCTS, INCREASES IN ENERGY PRICES THAT GERDAU MAY BE UNABLE TO PASS TO ITS SALES PRICES MAY AFFECT THE PROFITABILITY OF THE COMPANY.

COSTS RESULTING FROM THE ENFORCEMENT OF ENVIRONMENTAL LEGISLATION

     The Company's industrial plants are required to comply with a number of laws and regulations at the federal, state and municipal levels in all the countries in which it operates, in addition to environmental and operational regulations. SHOULD THE LEGISLATION BECOME MORE DEMANDING IN THE FUTURE, EXPENDITURES ON FIXED ASSETS AND COSTS OF COMPLIANCE MAY INCREASE AND HAVE A NEGATIVE IMPACT ON THE COMPANY'S FINANCIAL CONDITIONS AND ON THE STEEL SECTOR AS A WHOLE. All Gerdau units are currently in compliance with local legislation.

CONSOLIDATION OF THE STEEL MARKET

     The Gerdau Group has a substantial part of its business abroad. It is therefore subject to competition in these markets. In recent times, the steel sector has been undergoing a process of consolidation with the resulting creation of companies with great production capacity. This can represent an important competitive differential and the Group, following this tendency, merged its North American assets with those of Co-Steel. This merger, in the 4th quarter of 2002, created Gerdau AmeriSteel, the 2nd largest producer of long steel and the 3rd largest producer of crude steel in North America.

     The US market has been undergoing an important consolidation process of its steel companies. In order to improve its market conditions, Gerdau has had to increase its participation in it. THE CONSOLIDATION OF THE STEEL MARKET MAY LEAD TO THE CREATION OF STRONG COMPETITORS AND MAY HAVE AN IMPACT ON GERDAU'S OPERATIONS.

TARIFF BARRIERS AGAINST EXPORTS

     TARIFF BARRIERS ARE A RISK FACTOR FOR THE OPERATIONS OF STEEL COMPANIES IN GENERAL. . ALTHOUGH Gerdau is not affected as other competitors from defensive moves (anti-dumping measures and higher tariffs) since its business strategy is to produce locally and therefore is not exposed to restrictions to exports some of its operations targeted to exportation might be affected.

     ACOMINAS, AS AN EXPORTER OF SLABS, BILLETS AND BLOOMS, IS MORE EXPOSED AND PROTECTIONIST MEASURES, SUCH AS THOSE ADOPTED OR WHICH MAY BE ADOPTED IN THE COUNTRIES TO WHICH IT EXPORTS.

     GERDAU MAY BE AFFECTED BY THE DECREASE OF IMPORT TARIFFS IN BRAZIL AND BY THE IMPOSITION OF HIGHER IMPORT DUTIES OR NON-TARIFF BASED PROTECTIVE MEASURES ABROAD SPECIALLY IN RELATION TO THE OPERATIONS OF ACOMINAS.


IMPORTS

     Imports from other countries which may at times be considered as dumping given that products enter the market at very low prices with which local products cannot compete.

     DESPITE THE HIGH COST OF FREIGHT ASSOCIATED WITH TRANSPORTING STEEL BAR PRODUCTS, GERDAU AMERISTEEL AND OTHER NORTH AMERICAN STEEL PRODUCERS HAVE EXPERIENCED SIGNIFICANT AND, IN SOME CASES, UNFAIR COMPETITION FROM FOREIGN FINISHED STEEL BAR PRODUCERS DURING THE PAST SEVERAL YEARS. Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the U.S. and Canadian markets are at historically high levels and often at prices below their production and export costs, with a corresponding negative impact on domestic prices.

ACCIDENTS

     THE PRODUCTION PROCESS IN THE STEEL SECTOR IN GENERAL CARRIES A CERTAIN LEVEL OF RISK, AND AS A RESULT IT IS EXTREMELY IMPORTANT THAT COMPANIES MAINTAIN GOOD INSURANCE AND RISK MANAGEMENT POLICIES. Non-consolidated Gerdau insures its assets with coverage for fire, lightning, explosion, molten material leakage and electrical damage, in accordance with the degree of risk involved. Acominas, an integrated mill with greater risk exposure, invests heavily in risk management and also contracts operational risk insurance, with All Risks coverage for material damage, in addition to coverage for Business Interruption in case of interruptions to production.

     In Chile, Argentina and Uruguay, operational risk insurance is contracted with All Risks coverage for material damage, in addition to coverage for Business Interruption in case of interruptions in production. All Risks coverage is also contracted for the North American operations.

     THE COMPANY MAY BE AFFECTED BY THE DISRUPTION OF PRODUCTION IN ITS MILLS IF ACCIDENTS INVOLVING THE FURNACES OR THE ROLLING MILLS HAPPEN.

PENSION FUND PLANS

     The assets that support the pension funds for employees of all Gerdau companies may suffer the impact of a downturn in the financial markets (the devaluation of stock-based investments) or the decrease in interest rates paid to fixed income assets. This may have a significantly adverse impact in the liability of the Companies.

     In North America, the pension plans are underfunded and continued adverse market conditions may require Gerdau AmeriSteel to make cash payments and reduce the cash available for the business. GERDAU AMERISTEEL MAY HAVE TO MAKE SUBSTANTIAL CASH PAYMENTS TO FUND THE UNDERFUNDED PENSION PLANS IF MARKET CONDITIONS DO NOT IMPROVE OVER THE NEXT FISCAL YEAR, WHICH WOULD REDUCE THE CASH AVAILABLE FOR CASH INVESTMENT.


ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT


     Gerdau S.A. is a Brazilian company registered on November 11, 1961. The main executive office are located at Av. Farrapos, 1811, Porto Alegre RS - Brazil and the telephone number is +55 (51) 3323 2000.

     Gerdau started its operations in 1901, with the Pontas de Paris nail factory located in Porto Alegre, Brazil. In 1969, the business changed its name to Metalurgica Gerdau S.A., and is today the holding company that controls Gerdau S.A. In 102 years of activity, the Gerdau Group has made a seminal contribution to the history of Brazilian industry.

     In order to compensate for the shortage of raw material immediately after the end of World War II, Gerdau acquired Siderurgica Riograndense S.A., a steel producer also located in Porto Alegre. In February of 1948 the Gerdau Group began its steel operations anticipating the successful technological model of the mini mill, characterized by the production of steel in electric arc furnaces
(EAF) using steel scrap as raw material, and based on a regional sales strategy to ensure more competitive operating costs. The growth of the market encouraged the installation in 1957 of a second Riograndense unit in the city of Sapucaia do Sul (state of Rio Grande do Sul), consolidating the Group's inclination towards steel producing. In 1962, the steady growth in nail production led to the construction of a larger and more advanced factory in Passo Fundo (state of Rio Grande do Sul). Currently, Gerdau is the largest world manufacturer of nails, with more than 1,000 items made available to customers at 100 thousand sales points.

     In 1967, the Company's expansion route reached the state of Sao Paulo, in the southeast of Brazil, with the purchase of Fabrica de Arames Sao Judas Tadeu, a producer of nails and wires. It was later renamed Comercial Gerdau and became the distribution channel for steel products in Brazil, with 68 branches and 04 flat steel service centers strategically located within the national territory.

     In June of 1969. Gerdau took a step towards the Brazilian northeast and began producing steel in the state of Pernambuco at Siderurgica Aconorte. In 1971 the construction of the Cosigua mill began in Rio de Janeiro initially as a joint venture with the German group August Thyssen Huette. Eight years later Gerdau became the major shareholder of Cosigua, currently the largest mini mill in Latin America. In December of 1971, Gerdau acquired control of Siderurgica Guaira, a pioneer in steel production in the state of Parana. Furthermore, a new company, Seiva S.A. Florestas e Industrias, was started. Seiva's business is reforestation for use in the furniture industry, celulose and steel industries. Since then, Gerdau has spread out all over Brazil through a series of acquisitions and new operations. Gerdau currently owns 10 steel mills, including Acominas, which has installed production capacity of 3.0 million tons of crude steel per year.

     In addition to its industrial units and stores, Gerdau operates 09 rebar fabricating facilities. In January 2003, the Group became the major shareholder of the Dona Francisca hydroelectric plant (state of Rio Grande do Sul) with a stake of 51.8% of the total capital stock of the Dona Francisca Energetica SA company.

     The process of international expansion began in 1980 with the acquisition of the Laisa mill, in Uruguay, and in 1989 with the acquisition of Gerdau AmeriSteel Cambridge (formerly Courtice Steel), in Canada (Cambridge, Ontario). In 1992, Gerdau acquired control of Indac and AZA, in Chile; soon after, these two companies were merged into one, Gerdau AZA. Throughout the time, Gerdau increased its international presence by acquiring units in Argentina and especially in North America - Gerdau AmeriSteel MRM Special Sections and AmeriSteel. In October 2002, Gerdau carried out a reverse takeover operation and merged its assets in North America with those of Co-Steel from Canada. As a result, Gerdau AmeriSteel was created, and is currently the second largest North American long steel producer.

     Gerdau also owns 09 fabricating facilities in Brazil (Armafer), 05 downstream operations and 08 scrap yards. In South America it owns 03 fabricating facilities in Chile, Argentina and Uruguay. In North America, its has 15 rebar fabricating facilities in addition to 12 units manufacturing higher value-added products and special sections such as super light beams, elevator guide rails and epoxy coated steel. In addition, it operates 13 steel scrap recycling operations in this region.

     In 1995, Gerdau began a corporate restructuring process. During this phase, completed in 1997, the 28 companies then comprising the Gerdau Group were merged: The six publicly listed companies were consolidated into two: Gerdau S.A. and the holding Metalurgica Gerdau S.A., which translated into greater transparency for the stock market.

     Gerdau S.A. has been publicly listed in Brazil since 1980, and in March of 1999, it was listed on the New York Stock Exchange (NYSE). In June of 2001 Gerdau joined the Sao Paulo Stock Exchange's Corporate Governance Program (Level
1). In December of 2002 it was listed on the Latibex, a section of the Madrid Stock Exchange devoted to Latin American companies and traded in Euros. Gerdau AmeriSteel is listed on the Toronto Stock Exchange, in Canada.

     This steady growth process, which began in Brazil in 1901, made of the Gerdau Group the 14th largest world producer of steel in 2002, according to the IISI.

B. BUSINESS OVERVIEW

     All comments in this item are structured in the following order: Gerdau non-consolidated, Acominas, South America and North America operations.

     Gerdau is a producer of long steel focused is on the production of steel mostly through mini mills and on the distribution of steel products through its own network including, 68 branches of Comercial Gerdau in Brazil. Throughout the years, the company has consolidated itself in the domestic market, and currently has a 47.8% market share in the production of long steel in Brazil.

     Following the acquisition of Laisa (Uruguay), in 1980, Gerdau developed a strong presence in both South and North America through its industrial units in Argentina, Chile, the United States and Canada. Currently, Gerdau Laisa is the only steel producer in Uruguay, with a 93% market share in the rebar market in that country. In Argentina, Gerdau has a 38% stake in Sipar Aceros, one of the major local steel suppliers. In Chile, Gerdau owns a modern plant built in 1999. It has an annual production capacity of 360 thousand tons of crude steel and 440 thousand tons of rolled products. Gerdau entered North America in 1989 with the acquisition of Gerdau AmeriSteel Cambridge, in Canada. It later acquired Gerdau AmeriSteel MRM Special Sections located in Manitoba, also in Canada. In 1999, Gerdau entered the competitive U.S. market with the acquisition of 85% of AmeriSteel, which at the time had four industrial units. Currently, one single enterprise, Gerdau AmeriSteel, consists of the three Canadian units, the seven US units and the Gallatin Mill (a joint venture of 50% with Dofasco). This was accomplished through a reverse takeover operation with Co-Steel of Canada. See "Item 4 - Companies in Brazil and Abroad".

     The three main markets in which Gerdau operates are: (i) civil construction, with the supply of rebar, merchant bars, nails and meshes; (ii) industrial, with the supply of products for machinery and agricultural implements, tools and other industrial products; and (iii) agriculture, with the supply of wires and posts. In North

America, Gerdau AmeriSteel MRM Special Sections also supplies customers with special sections, including elevator guide rails and super light beams. Gerdau provides its customers with higher value-added products at 27 rebar fabricating facilities (9 Armafer service centers in Brazil, 3 in South America and 15 Fabshops in North America) and flat steel service centers (4 in Brazil).

BUSINESS STRATEGY

     Gerdau's strategy is focused on the decentralized production of long steel with electric arc furnace (EAF) mini mills employing continuous casting technology. Additionally, Gerdau has three integrated mills and Acominas. Plants are sized and located to meet the needs of local markets and access customers efficiently. This strategy was a response to the geographical dimensions of Brazil and the United States, related to transportation and high freight costs. As a result, Gerdau is prepared to supply its customers and to purchase raw materials locally. From 1970 to 1990, Gerdau concentrated on increasing its market share in Brazil by increasing its installed capacity and by acquiring existing mills. Typically, Gerdau looked for mills facing administrative problems, where the Company's main contribution would be management skills rather than capital. Currently, Gerdau is the third largest producer of crude steel in Brazil, considering the combined production of Gerdau S.A. and Acominas.

     Abroad, especially in North America, Gerdau has increased its market share by acquiring mills which, like their Brazilian counterparts, required administrative adjustments rather than capital. Throughout the years, Gerdau has increased its share in the North American market. It is currently the second North American long steel producer, with an installed capacity of 5.9 million tons of crude steel per year and 5.5 million tons of rolled products per year. Also in North America, Gerdau's industrial units are geographically distributed to supply local markets along the East Coast in the U.S. and in Eastern and mid-eastern Canada. As a result of the merger with Co-Steel, completed in October 2002, the Gerdau AmeriSteel has 10 long steel units.


Acquisitions and greenfield projects in Brazil:
1969 - Acquisition of Gerdau Aconorte in Pernambuco;
1971 - Construction of Gerdau Cosigua in Rio de Janeiro. Gerdau Cosigua is the largest mini mill in Latin America, with an installed capacity of 1.4 million tons per year. Acquisition of Gerdau Guaira, a producer of steel pioneer in the state of Parana;
1981 - Construction of Gerdau Cearense in Alagoas and of Gerdau Araucaria in Parana; 1985 - Acquisition of Hime, in Rio de Janeiro; 1988 - Acquisition through a privatization auction of the Barao de Cocais mill, in Minas Gerais; 1989 - Acquisition through a privatization auction of Gerdau Usiba, in Bahia, the only direct reduction (DRI) plant in Brazil;
1991 - Acquisition of Cosinor in Pernambuco, as part of the Brazilian privatization process.

1992 - Acquisition through a privatization auction of Gerdau Acos Finos
Piratini in Rio Grande do Sul. With Acos Finos Piratini, Gerdau entered the specialty steel segment and began to supply new markets, such as that of the automotive sector;
1994 - Acquisition of the Pains mill, later renamed Gerdau Divinopolis, a traditional producer of rebar in the state of Minas Gerais;
1997 - Participation in Acominas, together with NatSteel and the Clube dos Empregados (Employees' Investment Club). Along the years Gerdau purchased additional stakes in Acominas. In October 2002 Gerdau became the major shareholder of the company, after the acquisition of a 17.7% stake of the former Banco Economico and of a 24.8% stake of NatSteel.

Acquisitions Abroad:

1980 - Acquisition of Gerdau Laisa in Uruguay;
1989 - Acquisition of Gerdau AmeriSteel Cambridge in Canada;
1992 - Acquisition of Indac and AZA in Chile; later, these two companies were merged to become Gerdau AZA. In 1999, Gerdau AZA built an entirely new plant;

1995 - Acquisition of Gerdau AmeriSteel MRM Special Sections in Canada.
With this acquisition, the Group entered the special sections market and strengthened its position in Canada;
1997 - Acquisition of Sipsa in Argentina, a rolling mill with a capacity of 75 thousand tons per year;
1998 - Agreement to acquire a one-third interest in another Argentinean rolling mill, Sipar, as well as to transfer to the controllers of Sipar a one third interest in Sipsa. As a result of this agreement, Gerdau held a 72% stake in Sipsa and 38% in Sipar. Later, after a corporate restructuring in Argentina, Sipsa was incorporated by Sipar, while Gerdau retained its 38% stake in Sipar; 1999 - Acquisition of AmeriSteel., in the United States, through FLS Holdings; 2001 - Acquisition of Republic Technologies International LLC assets through AmeriSteel, in the United States;
2002 - Merger of Gerdau's assets in North America with those of Co-Steel in the United States, creating the Gerdau AmeriSteel, the second largest long steel producer in North America and third largest crude steel in that region.

     In addition to these acquisitions, Gerdau has also been focusing on improving its product mix by offering its customers higher value-added products at its service centers for the civil construction and flat steel sectors, as well as in its downstream operations located in Brazil and North America.

     By contrast, Acominas, located in Brazil, is an integrated mill, which employs coke to produce 3.0 million tons of crude steel per year in the state of Minas Gerais. Acominas produces semi-finished products (slabs, blooms and billets) and heavy structural shapes (installed rolling capacity of 440 thousand tons per year). Acominas also has a rolling mill located in the state of Sao Paulo, where 300 thousand tons of common long steel products are rolled every year, including shapes, rebars and merchant bars.

     Acominas is the world's largest exporter of billets; 67% of the company's sales are exported, especially to Southeast Asia. The company's gross revenue is on the order of US$ 600 million. Acominas was privatized in September of 1993, and the Gerdau Group is today the company's major individual shareholder. As a producer of semi-finished products, Acominas has always been guided by the effort to improve the quality of products and to reduce cost and expenses to increase the operating margin.

FUTURE

     In broad terms, the Gerdau Group will continue to guide its business by principles related to financial and cost management, as described below:

     Financial perspective: Given the high cost of financing in Brazil and the current trend toward consolidation in the United States steel industry, Gerdau is working to consolidate its recent acquisitions and reduce financial expenses. The company's strategy to achieve this goal is based on increasing cash-flow and reduce the current indebtedness level.

     Cost perspective: Gerdau continues to concentrate on reducing costs of raw materials and on adjusting its production levels. In Brazil, Gerdau non-consolidated has the flexibility to switch between domestic sales and exports. Although domestic sales have been more profitable, the company is capable of quickly adapting to new market conditions.

     As already mentioned, Gerdau has a 47.8% market share of the long steel market in Brazil. The Company can no longer expand its share of the domestic market through the acquisition of other companies. Expansion may occur only through the increase in the installed capacity of existing plants or greenfield projects. Gerdau has been focusing its efforts on improving its product mix and on providing services that add value to the company and customers. The Company has been working to improve its strategy of providing services through its 9 Armafer rebar fabricating facilities, 4 service centers for flat steel, 5 downstream operations (1 elevator guide, 2 welded mesh factories and 2 drawing mills).

     Gerdau`s joining in Acominas enabled the company to invest approximately US$ 250 million in technology. These investments were on technological updates, cost reduction, productivity increases and greater flexibility to balance production and demand. New investments of about US$ 130 million are under way to verticalize production. A structural profile rolling mill has already been implemented and a wire rod rolling mill is being installed. The strategy will be to focus on a more sophisticated product line and to expand the production of industrial products, based on the two principles, return on investment and maintenance of indebtedness levels that are compatible with the Company's cash flow.

     Abroad, as well as in Brazil, Gerdau has been adding value to its products. In Chile, starting in 2002, Gerdau AZA began to provide rebar fabricating services to the civil construction sector, following the same strategy of increasing the product mix that has been employed in Brazil and North America. In North America, these service centers have been consolidated for some time, but the segment gained strength after Gerdau acquired AmeriSteel. In North America, Gerdau has 15 rebar fabricating facilities and 12 downstream operations (3 epoxy coating, 2 rail spikes plants, wire, 1 mesh and nails, 2 cold drawn mills, 2 elevator guide rails and 2 super light beams). These units are geographically distributed to delivery products easily and reduce cost. In addition to improving product mix, after the merger with Co-Steel, Gerdau expects that it will be able to capture the synergies initially planned for North America. As early as three months after the merger, the Company realized that the expected gains resulting from adjustments in administration, production and sales, projected at about US$ 23 million when the deal was completed, were too conservative. In the past years, the U.S. steel sector has been facing a strong market consolidation process. Gerdau AmeriSteel is continuously monitoring opportunities and in the case new opportunities arise in the future, it is ready to negotiate new partnerships, mergers or acquisitions.

INDUSTRY OVERVIEW

     Since the 1940s, steel has been of vital importance to the Brazilian economy. As a result of an interruption of steel supplies during World War II, the Brazilian government began developing a domestic steel industry by creating Companhia Siderurgica Nacional (CSN), a flat steel producer, and Companhia Vale do Rio Doce, an iron ore producer. During almost 50 years, the Brazilian flat steel sector was controlled by the state under a steel monopoly, Siderbras. On the other hand, the state had far less involvement in the non-flat sector, which has traditionally been made up of smaller private companies. As a result of the economic crisis of the 1980s, the Brazilian government's access to foreign capital became severely restricted and investment of the state in the steel sector was reduced.

     In 1990, the Brazilian government selected the steel industry as the first to be privatized. Starting in 1991, the largest steel producers, which had always operated as semi-autonomous companies under the control of Siderbras, were individually privatized. Today, the Brazilian steel industry is composed of 12 companies.

     Differently from Gerdau, Acominas was a state-owned company when it began operation at its Presidente Arthur Bernardes mill in 1986. In September of 1993, Acominas was privatized amidst fierce competition between large economic groups in the best-attended auction in the history of the Brazilian steel industry. Gerdau initially acquired 6.1% of the total capital stock in Acominas and currently has a 78.9% stake.

     In the United States, steel companies are much older than in Brazil. Among the largest producers of steel in that country three are worthy of mention:
United States Steel (USX), Nucor Steel, and Gerdau AmeriSteel . Currently, these are the largest U.S. steel producers.

     USX, founded in 1901 as the largest enterprise of its kind ever, produced
2.8 million tons of steel in 2001. Throughout the years, USX has responded to a series of economic changes and market opportunities by diversifying its products and periodically restructuring its business. Currently, after 102 years, it still holds its mark as the largest integrated mill in the United States. By contrast, Nucor started operations in the automotive sector, and after several changes began to build its first steel mill in 1968. Currently Nucor operates 09 mills in the United States, with an annual production of 11.2 million tons of steel.

     The North American steel industry is highly cyclical and competitive. The industry is affected by global production capacity, the prevailing levels of steel imports and tariffs, general economic conditions and the strength of the U.S. dollar. Trends and developments in other cyclical industries such as construction, appliance, transportation, machinery and equipment, and consumer and industrial packaging, which are significant markets for steel products, also affect the steel industry. Recent trends in the steel industry, in particular a wave of consolidation and the introduction of tariffs, have strengthened the competitive positioning of the North American market participants.

        PRODUCTION OF CRUDE STEEL
        Million tons

                 WORLD       NORTH AMERICA   SOUTH AMERICA    BRAZIL
   1993          727.5           112.4           33.8          25.2
   1994          725.1           115.4           35.0          25.7
   1995          752.3           121.8           34.6          25.1
   1996          750.0           123.4           35.9          25.2
   1997          798.9           128.3           37.0          26.2
   1998          777.2           128.8           36.1          25.8
   1999          788.3           129.0           34.6          25.0
   2000          847.1           134.0           39.1          27.9
   2001          833.8           118.7           37.4          26.7
   2002          886.7           122.6           40.8          29.6

               Source: IISI - Steel Statistical Yearbook , December 2002

     The world crude steel production in 2002 reached 886.7 million tons, with a growth of 22% in the past 09 years. In North America, production reached 122.6 million tons, 94.2 million of which were produced in the United States. In South America, Brazil is the largest crude steel producer, with 29.6 million tons, which means a 3.3% worldwide and a 72.5% stake in South America.

     Where world production of steel is concerned, data from the International Iron and Steel Institute (IISI) show great variation in the performance of different countries. On the one hand, among the largest world steel producers, China and Turkey recorded a growth of over 10% over the previous year. Germany, Italy and Spain, on the other hand, presented zero growth 2001 over 2002. In Brazil, the 10.8% growth was related to the refurbishing of some blast furnaces and to the resumption of production following a period of energy rationing in the Southeast and the Northeast parts of Brazil.


     PRODUCTION OF HOT ROLLED PRODUCTS - LONG STEEL
     Million tons

           WORLD     NORTH AMERICA  SOUTH AMERICA    BRAZIL
 1993      289.9          31.8           9.9          6.2
 1994      293.5          34.0          10.1          6.3
 1995      299.8          34.7           9.1          5.2
 1996      291.9          35.9           9.5          5.4
 1997      305.2          37.8          10.1          5.8
 1998      300.2          36.8          10.1          5.8
 1999      305.1          37.8          10.1          6.4
 2000      327.3          37.7          10.8          6.6
 2001      260.7          34.5          11.1          7.0
 2002      283.9          35.5          11.3          7.2

               Source: IISI - Steel Statistic Yearbook 2002 and IISI Extarnet.

               Production of long steel does not include tubes.

        PRODUCTION OF HOT ROLLED PRODUCTS - FLAT STEEL
        Million tons

           WORLD     NORTH AMERICA    SOUTH AMERICA   BRAZIL
 1993      301.3          61.8            13.1         10.1
 1994      316.7          65.5            14.2         10.7
 1995      339.4          67.4            14.3         10.6
 1996      343.2          71.5            15.1         11.0
 1997      368.4          72.8            16.1         11.3
 1998      352.8          72.7            14.8         10.4
 1999      371.7          78.3            14.5         10.1
 2000      425.0          85.5            15.9         11.2
 2001      349.5          78.7            15.0         10.6
 2002      366.6          80.3            16.2         11.4

         Source: IISI - Steel Statistic Yearbook 2002 and IISI Extarnet.

     The world production of hot rolled products is basically divided into two broad categories, long steel and flat steel. Gerdau operates in the long steel sector, and, since the merger with Co-Steel, has a 50% stake in Gallatin Steel, a producer of flat steel with a capacity to manufacture 1.4 million tons of crude steel per year, and the same volume of rolled products. Gallatin Steel is a joint venture with Dofasco, in Canada. In the past years, the world production of long steel products has decreased in approximately 2%, while the production of flat steel products increased about 22% between 1993 and 2002. The Brazilian production of long and flat steel accounts for approximately 3% of the world output, and Brazil is the largest producer of steel in Latin America.

        APPARENT STEEL CONSUMPTION
        Million tons of finished products

                 WORLD       NORTH AMERICA   SOUTH AMERICA    BRAZIL
   1993          614.1           110.3           18.9          10.6
   1994          621.3           127.8           20.9          12.1
   1995          656.9           120.8           22.1          12.0
   1996          652.8           130.8           23.1          13.0
   1997          703.1           141.2           26.6          15.3
   1998          693.2           150.1           25.6          14.5
   1999          707.0           147.3           22.6          14.1
   2000          766.8           154.2           26.0          15.8
   2001          771.2           136.6           26.6          16.7
   2002          829.5           131.4           27.5          16.5

   Source: IISI - Steel Statistical Yearbook December 2002 and IISI Extranet.

     The data presented above refers to the apparent consumption of finished steel products in the past years. Between 1993 and 2002 worldwide the apparent consumption grew by 35.1%; in North America, this growth corresponded to 19.1%; in South America to 45.5%; and in Brazil to 55.7%. Still, the per capita consumption of finished steel in Brazil - 96.9 kg - is much lower than in other regions. In Canada and in the United States, for example, per capita steel consumption is 489.1 and 372.8 kg, respectively (year 2001 data) and in Hong Kong consumption is at 1,217.9 kg per inhabitant. This reveals a strong potential for growth in the Brazilian market.


        BRAZILIAN DOMESTIC SALES AND IMPORTS
        Thousand tons

            INTERNAL SALES             IMPORTS           APPARENT CONSUMPTION
1998            13,611                   872                    14,483
1999            13,435                   643                    14,078
2000            14,938                   822                    15,760
2001            15,692                  1,002                   16,694
2002            15,833                   674                    16,507

               Source: IBS - Estatisticas da Siderurgia

     Apparent consumption is calculated by adding domestic sales and imports minus exports. In Brazil, the demand for steel products is almost entirely met by local companies. In 2002, apparent consumption reached 16.5 million tons, of which only 673.8 thousand tons were imported. The historical series represented above clearly shows the relatively small volume of imports.

        PRODUCTION AND APPARENT CONSUMPTION OF CRUDE STEEL IN THE UNITED STATES Million tons

        APPARENT CONSUMPTION      PRODUCTION        PRODUCTION DEFICIT
1993           104.4                 88.8                  15.6
1994           117.5                 91.2                  26.3
1995           112.6                 95.2                  17.4
1996           119.4                 95.5                  23.9
1997           123.6                 98.5                  25.1
1998           134.6                 98.7                  35.9
1999           127.5                 97.4                  30.1
2000           132.9                101.8                  31.10
2001           114.3                 90.1                  24.2
2002*          118.9                 92.4                  26.5

       Source: IISI - Steel Statistical Yearbook December 2002 and website.
       * 2002 apparent consumpiton is a preliminary data.

     A different situation occurs in the United States, where a large part the steel for consumption is imported. As shown in the graph above, the United States produce approximately 80% of its steel (approximately 92.0 thousand tons per year). Therefore, Section 201 was more effective preventing the entry of low-cost imports into the United States rather than to curb the purchase of steel, given that the country depends on steel produced in other regions of the world.

     Imposed in March of 2002, the decisions relating to Section 201 have not had a strong impact on the scenario for Brazilian producers in terms of the export of finished products. The export of hot and cold rolled coils and slabs had already been restricted by previous regulations. Section 201 simply ruled out the possibility of exploring other niches. In short, in terms of flat steel, what Section 201 meant for Brazilian companies was the impossibility of resuming the growth in the supply of these products to the United States. However, no significant barriers restricted the search for new markets for other types of products.

     Where long steel is concerned, the exports of wire rod were already restricted. The largest impact was on slab exports, since the quota imposed on Brazilian producers (2.5 million tons), although coherent with the historical average, was enough to satisfy the needs of Acominas, CST, CSN, Usiminas and Cosipa.

     Still, it is important to stress that the higher import tariffs imposed by the U.S. on steel products had no impact on Gerdau's Brazilian operations.
Section 201 favored Gerdau's U.S. operations, given Gerdau's policy of producing and selling its output in local markets.

     Acominas (a major exporter of semi-finished products) negotiated part of the quota alloted by the United States with other Brazilian exporters of slabs (billets are exempt). Structural steel is exempt from Section 201, but the importation of these products in the United States is restricted by previous anti-dumping duties and country-specific tariffs.

               US REBAR IMPORTS
               Thousand tons

                           IMPORTS OF REBAR
2001
January                         127.7
February                        115.3
March                           138.3
April                           142.2
May                             161.4
June                            167.7
July                            190.7
August                          185.6
September                       148.6
October                         154.2
November                        177.4
December                         49.3
2002
January                         139.1
February                        290.5
MARCH                            45.3

                           SECTION 201 WAS
                             IMPLEMENTED

April                            66.3
May                              86.5
June                            100.2
July                            203.1
August                          116.8
September                        91.3
October                          45.8
November                         60.9
December                         29.3

   Source: Foreign Trade Statistics - US Census Bureau website

     In the United States, more than one year after the implementation of
Section 201, the volume of steel imports has decreased and the average price of steel has increased. The chart above shows a decrease in rebar imports in the past two years. In February 2002 alone, rebar imports reached 291 thousand tons; after the imposition of tariffs of 15%, the volume dropped to 29 thousand tons in December of 2002. The price of rebar has also shown some improvement, according to data from Foreign Trade Statistics. In the first quarter of 2002, the average price per ton was about US$ 240. In the final quarter of the same year, the average price had reached about US$ 250 per ton. A similar trend was also observed for flat products, with tariffs of 30%, and wire rod, on which specific tariffs were imposed on some countries. The over-the-quota tariffs imposed on Brazil, for example, ranges from 74 to 95%, and to Canada from 4 to 10%. Over-the-quota tariffs for Indonesia were established at 4%; for Mexico 20%; for Moldova 369%; for Trinidad 11%; and for Ukraine 116%.

COMPANY OVERVIEW

PRODUCTION PROCESS

     Gerdau's production process is based on the mini-mill concept. In Brazil, Gerdau owns six electric arc furnace (EAF) mills and three integrated units - two with blast furnace and one with natural gas direct reduction of iron (DRI) process. Acominas is an integrated mill producing steel with a blast furnace. All units located abroad are EAF mini mills.

Mini-mills are smaller and offer several advantages over the integrated steel producers:

1- lower capital cost;

2- lower operating risks due to the low concentration of capital and production capacity in a single production unit;

3- the proximity of production units to input sources;

4- the proximity to the markets and the ease of adjustments in production levels;

5- less expensive inputs, mainly due to the use of steel scrap instead of iron ore and coke, which are employed by the larger integrated mills; and

6- more efficient management structure due to the relative simplicity of the production process and less management levels required.

The Company's production process consists of sourcing, melting, casting, rolling and drawing. The basic difference in production processes involves the melting process, as described below:

EAF PRODUCTION

     After charging the EAF with a predetermined mixture of raw materials (e.g., scrap and pig iron or sponge iron), electric power is applied following a computer-controlled melting profile. The mixture of raw material varies from 60% of steel scrap and 40% of pig iron to 90% of steel scrap and 10% of pig iron in Brazil and South America, depending on prices and local availability. Gerdau believes that these measures optimize the use of available scrap without causing demand pressure. All of Gerdau's mini mills in North America utilize 100% steel scrap loads.

BLAST FURNACE INTEGRATED PRODUCTION

     Integrated production starts at the blast furnace, in which liquid steel is produced by reducing iron ore through the reaction of charcoal, coke or a combination of both with oxygen. After this step, the molten steel is tapped into a ladle furnace where alloys are added and the steel is refined.

DIRECT REDUCTION (DRI)

     The process of direct reduction replaces the need for a blast furnace. In DRI, the reduction of iron ore is accomplished by a process of natural gas reacting with the iron ore and very hot air, producing what is known as sponge iron, which will then be loaded into an electric arc furnace along with some scrap.

PRODUCTION COSTS

     Brazil is one of the world's lowest cost producers of steel. Brazil's advantages include the abundant supply of raw materials, as well as low labor costs. Gerdau's mills also benefit from the relatively large internal market, where most of its non-consolidated sales are carried out. However, Gerdau has very little self-generation of electricity, depending on local suppliers to operate its 9 Brazilian units. "See Item 4 - Energy"

     Although its production process differs slightly from that of other Gerdau units in Brazil, Acominas has one of the lowest production costs in the world. The company has competitive costs in terms of raw materials (especially ores, mainly due to its proximity to sources), labor (in comparison to the rest of the world) and energy (since it generates around 3/4 of the electricity it needs). Acominas is also self-sufficient in terms of fuel, since it employs 100% of the gases generated in the productive process. The company's industrial park has been undergoing technological update, which has significantly contributed to cut costs. In addition, a strong culture of cost control has contributed toward the maintenance of a cost level that remains a competitive advantage despite the pressure of inflation. Also worth mentioning are the constant monitoring procedures in the use of charcoal, due to the fact that Acominas depends on external sources for this input.

     In South America, the cost of steel scrap and limestone is relatively low in Uruguay; also advantageous in that country are the availability of electricity and the low labor cost due to recent currency devaluations. In Chile, iron ore and scrap for the steel sector are abundant. In addition, the cost of sourcing is also advantageous in Chile if compared to other countries in the region.

     In North America steel scrap is Gerdau AmeriSteel's primary input and its availability is a major factor in the company`s ability to operate. Gerdau operates 13 scrap-recycling operations in North America. Gerdau AmeriSteel's scrap needs is secured in the open market. Various domestic and foreign firms supply other important inputs or operating supplies required for Gerdau AmeriSteel's business, including refractory, ferroalloys and carbon electrodes. Gerdau AmeriSteel has historically obtained adequate quantities of such raw materials and supplies at competitive market prices to allow for efficient mill operations. Gerdau AmeriSteel is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace should the need to replace an existing one arise.

     Access to attractively priced electric power and natural gas is an important competitive cost advantage for a mini mill. Gerdau AmeriSteel purchases its power from utilities under interruptible service contracts. Under such contracts, the utilities provide service at substantially less than firm tariff rates in return for the right to curtail power deliveries during peak demand periods. Such interruptions usually occur with sufficient notice to allow Gerdau AmeriSteel to adjust production in an orderly manner. Open access to competitively priced supply of natural gas enables Gerdau AmeriSteel to secure adequate supplies at competitive prices. Although deregulation of both natural gas and wholesale electricity may afford opportunities for lower costs resulting from competitive market forces, price for both of these energy sources have become more volatile in the recent past and may continue to be.

STEEL PRODUCTION

     The process of steel production encompasses three major stages: first, the production of liquid steel or crude steel; second, the rolling of products; and third, drawing, the stage in which rolled products go through further finishing processes that add value to the final product.

MELTING PROCESS

     Liquid steel (blast furnace mills) or crude steel (mini mills or DRI mills) are produced using one of the processes described earlier (see "Production Process"). The molten or crude steel is transferred to the EAF (mini-mills and
DRI) or to the conversor (blast furnace), where adjustments are made and scrap and ferroalloys are added following the chemical specifications of the type of steel being produced. To produce high-alloy steel, or specialty steel, the ladle is taken to a vacuum degasing unit to remove carbon, oxygen and gases. After the production process is completed, the still hot product undergoes a process of continuous casting to produce the following semi-finished items:

Billets: Billets are square section, long steel bars which serve as input produce wire rod, rebars, merchant bars, shapes, etc.

 Blooms: Blooms, which are also square in shape, are larger than billets but not longer as the billets, and are used to manufacture springs, forged parts, shapes and seamless tubes, among others.

Slabs: Slabs are narrow bars of small height, similar to billets in length.
They are used in the production of hot and cold coil, heavy slabs, profiling and oxy-cutting, etc.

     These products may be cast using different processes, such as continuous casting, mechanical cutting or oxy-cutting, or cooling in molds, a conventional casting system that employs cooling beds. Although this conventional system is not widely used in Brazil, it is still employed at Acominas. However, that may represent a competitive advantage, since Acominas is the only mill manufacturing these products, and as a result has captive customers.

ROLLING PROCESS

     In the rolling process, the steel produced in the melt shop and shaped as billets, blooms or slabs is reheated in furnaces and then rolled and used in the production of a wide range of products, such as wire rod, rebars, merchant bars, springs, forged parts, shapes and seamless tubes, hot and cold coils, heavy slabs, profiling and oxy-cutting, among others.

DRAWING PROCESS

     Rolled products are used as inputs for products that can be molded without reheating. At this stage, wire rod is used to produce wires of various shapes and thickness, such as welding wires, barbed and barbless fencing wires, galvanized wires, concrete reinforcing wire, and other wires. Wire is also an input for other products such as wire meshes, chains, nails and clamps.

PRODUCT LINE

     Gerdau provides its customers with a wide range of products within the following major lines:

CRUDE STEEL

     Semi-finished products have relatively low added value. Billets are Gerdau's main crude steel product. Acominas also produces blooms and slabs, although in smaller quantities. In 2002, 15% of the semi-finished products manufactured at Acominas consisted of blooms, 20% of slabs and 65% of billets. On the other hand, Gerdau's other mills in Brazil and abroad only sell the excess output as billets, since margins are lower.

ROLLED PRODUCTS

     A major portion of Gerdau's production is rolled products. In 2002, common steel rolled products accounted for 64.2% of the Group's consolidated sales (35.6% by companies abroad and the remaining 28.6% by companies in Brazil, with 24.3% going to the domestic market and 4.3% to exports). The main rolled products include rebars, merchant bars and profiles.

DRAWN PRODUCTS

     As products of higher added value, drawn items have higher margins. Drawn products include barbed and barbless fencing wires, galvanized wires, fences, concrete reinforcing wire mesh, nails and clamps. Drawn products account for 8.4% of the Company's consolidated sales and 19.4% of non-consolidated sales. These products are not exported, and are usually sold to the industrial, civil construction and agricultural sectors.

SPECIALTY STEEL

     Specialty or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. At the Gerdau Acos Finos Piratini mill, Gerdau produces specialty and stainless steel used in tools and machinery (e.g. cold, hot and high-speed steels), chains, fasteners, railroad spikes and special coil steel.

     In the United States, Gerdau AmeriSteel MRM Special Sections produces special section profiles, such as grader blades, smelter bars, light rails, superlight I-beams and elevator guide rails with direct application in the production line of its clients and with lower operational costs.

FLAT PRODUCTS

     Flat products are produced at Acominas and accounted for 20% of the output of semi-finished products in 2002. Comercial Gerdau sells flat steel products from other manufacturers and processes these products according to the needs of customers at the 04 flat steel service centers. After the creation of Gerdau AmeriSteel, this line of products was also made available in North America through Gallatin Steel, a joint venture of 50% with Dofasco, from Canada. Gallatin Steel has an installed capacity of 1.4 million tons of crude steel per year and 1.4 million tons of flat products per year.

PRODUCTION CAPACITY


        GROWTH OF INSTALLED PRODUCTION CAPACITY
        Million tons

                     CRUDE STEEL      ROLLED PRODUCTS   DRAWN PRODUCTS
1992                     3.9                3.3               0.8
2002*                   13.7               10.8               0.9
        * Includes 12 months of Acominas and Co-Steel

     In the past decade, Gerdau's production of crude steel increased by 251.3%, while the production of rolled products increased 227.3%. This is mainly the result of a well-structured process of expansion and internationalization.

GERDAU'S INSTALLED PRODUCTION CAPACITY
Thousand tons
                                ANNUAL CAPACITY   ANNUAL CAPACITY
                                CRUDE STEEL       ROLLED PRODUCTS
ACOMINAS*                                   3,000               740
GERDAU                                      4,374             4,071
Aconorte                                      230               270
Acos Finos Piratini                           310               380
Barao de Cocais                               330               198
Cearense                                      120               120
Cosigua                                     1,404             1,510
Divinopolis                                   600               456
Guaira                                        390               167
Riograndense                                  390               470
Usiba                                         600               500
BRAZIL                                      7,374             4,811
AZA                                           360               440
Laisa                                          70                72
SOUTH AMERICA                                 430               512
Cambridge                                     326               295
Cartersville                                  780               544
Charlotte                                     417               363
Jackson                                       607               544
Jacksonville                                  580               558
Knoxville                                     413               454
MRM Special Sections                          349               299
Perth Amboy*                                  817               907
Sayreville*                                   726               544
Whitby*                                       872               998
NORTH AMERICA                               5,887             5,506
CONSOLIDATED                               13,691            10,829
        * Includes 12 months of Acominas and Co-Steel.


     Gerdau currently has an installed production capacity of 13.7 million tons of crude steel per year and 10.8 million tons of rolled products per year. When Siderurgica Riograndense, the first steel plant of Gerdau Group, was acquired in 1948, it produced 3.0 thousand tons of steel - this means that in 55 years Gerdau's production increased from 3.0 thousand tons to 9.3 million tons, and from one single mill to 22 units spread throughout Brazil, South America and North America.

     In 2002, Gerdau's consolidated production reached 8.8 million tons of crude steel and 6.7 million tons of rolled products. From the crude steel total, 62.6% were produced at the 9 units in Brazil and at Acominas; 33.9% were produced in North America through Gerdau AmeriSteel ; and 3.5% were produced at the other mills in South America. From the total production of rolled products, 53.8% were produced in Brazil, 41.8% in North America, and 4.4% in other southern American countries. It should be noted that the difference between the installed production capacity and the production in 2002 results from the merger concluded in October between Gerdau's North American assets and Co-Steel, and the production of the resulting company was consolidated only in the fourth quarter of the last year ending. The same occurred with Acominas, annual capacity of 12 months and production consolidated of 10 months.

SOURCING

     The productive process at Gerdau is based on the mini mill concept. Therefore, the main raw materials employed both in Brazil and abroad are scrap and pig iron. Electric arc furnaces are loaded with a mixture containing from 60% of steel scrap and 40% of pig iron to 90% of steel scrap and 10% of pig iron in Brazil and South America, depending on prices and local availability. Gerdau believes that these measures optimize the use of available steel scrap without causing demand pressure. All of Gerdau's mini-mills in the North America operate mostly at 100% scrap loads.

     The units in Brazil employ scrap and pig iron purchased from local suppliers. The Company believes that this strategy minimizes transportation costs. Gerdau non-consolidated has a network of 2,000 thousand scrap suppliers that deliver their materials to the Company's yard. Gerdau believes it is the largest buyer of scrap in Brazil. The pig iron used in the electric arc furnaces is produced at Gerdau's pig iron mills, located in Contagem, state of Minas Gerais, and part of it is bought from third parties. In 2002, Gerdau non-consolidated produced 83% of its pig iron needs. Finally, the iron ore employed at the DRI mill is bought from several Brazilian mining companies.

     Due to the nature of the raw-materials employed by Gerdau non-consolidated, the Company usually does not establish long term supply contracts for its 9 Brazilian units; the scrap employed by Gerdau is mostly generated by a process of obsolescence, and the other raw materials are purchased using reais and the costs of inputs are not so affected as much by currency fluctuations. In 2002, Gerdau non-consolidated five main suppliers were responsible (excluding energy and scrap suppliers) for approximately 21% of the purchases. The ten main suppliers (including energy suppliers and excluding scrap suppliers) accounted for 26% of Gerdau purchases. The largest Gerdau non-consolidated, scrap supplier supplies approximately 2.0% of the Company's needs.

     Acominas has a different strategy to deal with the sourcing and availability of raw materials, and establishes long-term contracts to ensure supply. In the case of iron ore, Acominas has contracts with both large mining companies and small and medium suppliers strategically located close to the mill. The company's main raw materials include: (i) charcoal, imported from Canada, Australia and the United States; (ii) ferroalloys, of which at least 90% are purchased in the domestic market; and (iii) iron ore, Acominas' most strategic raw material, considering the mill's proximity to the sources which supply this input. These raw materials account for more than 60% of all Acominas purchases.

     In South America, Gerdau AZA, like Gerdau non-consolidated, does not have long-term contracts with suppliers, and therefore is exposed to market fluctuations. There are approximately 100 steel scrap suppliers in Chile. In Uruguay, 100% of the steel scrap used at Laisa is purchased in its domestic market. Laisa is the only significant buyer of steel scrap in Uruguay. In 2002 it bought 46.0 thousand tons of steel scrap.

     Gerdau AmeriSteel has historically obtained adequate quantities of raw materials and supplies at competitive market prices to allow for permit efficient mill operations. Gerdau AmeriSteel is not dependent on any one supplier as a source for any particular material and believes there are adequate alternate suppliers available in the marketplace should the need to replace an existing one arise. Gerdau AmeriSteel operations also include 13 scrap recycling operations that allow for flexibility on the purchase of scrap.

METALLIC INPUTS

     The main metallic input at Gerdau is the scrap used in electric arc furnaces. Also important are pig iron, iron ore (used in blast furnaces and in the DRI plant), and ferroalloys. The Brazilian mills normally use a mixture of scrap and pig iron due to the low yield of steel scrap in Brazil. In North America, by contrast, mini-mills normally use 100% steel scrap.

     Steel scrap accounts for approximately 15% of Gerdau's non-consolidated costs, and between 35% and 40% in North America. Although international steel scrap prices are determined by the U.S. domestic market (as the United States is the main exporter of scrap), the price of steel scrap in Brazil varies region by region, depending upon regional demand and transportation costs. Gerdau non-consolidated is the largest consumer of steel scrap in Brazil. However, with over 2,000 scrap suppliers in Brazil, no single steel scrap supplier provides more than 2.0% of the total required by Gerdau's Brazilian units.

 SCRAP

     There are two broad classifications of steel scrap: (i) obsolescence scrap, i.e., steel from various sources, ranging from beer cans to car bodies and white goods; and (ii) industrial scrap, i.e., factory stampings, steel turnings, and even scrap generated by the Company's own production processes. From the scrap used by Gerdau non-consolidated, 70% is obsolescence scrap and 30% is industrial scrap, purchased directly from the industrial centers generating it. In North America, differently from Brazil, most of the scrap used is industrial.

     In Brazil, the largest portion of the steel scrap consumed by the Gerdau non-consolidated is bought in the State of Sao Paulo, the balance being evenly distributed among the other areas in which the Company's mills are located. Obsolescence scrap is usually delivered to the mills by scrap suppliers. In regions where it does not have a steel mill, the Company has scrap collection yards, where scrap is collected and compacted for transportation by third parties. The price of scrap in Brazil varies by region, depending upon regional supply and demand and upon transportation costs. Each month, based on market conditions, the Company's purchasing director sets the maximum price for scrap (by category of scrap and region) to be paid by Company representatives. Due to large number of suppliers, and consequently to the strong competition between them, prices tend to be higher in the southeast, the most industrialized region of Brazil. However, given that the Company's facilities are evenly distributed throughout Brazil, Gerdau is able to take advantage of lower prices in the other regions without incurring high transportation costs.

     A leader in recycling in Latin America, Gerdau Metalicos, the branch in charge of collecting and supplying scrap to the industrial units, re-utilizes millions of tons of scrap in Brazil every year. This accounts for significant gains in terms of optimized processes, reduced energy consumption, increased productivity and increasingly more competitive operating costs. It should be noted that a ton of steel produced from scrap employs only one third of the power required to generate one ton of steel using iron ore. In the past 10 years, Gerdau non-consolidated invested US$ 30 million in the collection, transportation, storage and processing of scrap. Gerdau Metalicos operates directly in the purchase of scrap from companies all over the country, through a network that has over 2,000 suppliers, generating thousands of jobs. Gerdau Metalicos has storage yards (collection points) for scrap in strategic locations in Brazil. In addition, it employs several moving presses that travel Brazil preparing scrap for transportation to the mills. All of Gerdau Metalicos' industrial units have recycling yards with state-of-the art equipment to process scrap using presses and stationary and mobile shears. It also has two shredders, one of which is the megashredder installed at Gerdau Cosigua, in Rio de Janeiro, capable of processing 300 cars per hour.

     In Chile, the price of scrap varies especially according to demand, as well as depending on the region and transportation costs. Gerdau AZA is the largest consumer of scrap in Chile, using about 80% of the scrap generated in the country. In Uruguay, 90% of the scrap used by Gerdau Laisa is obsolescence scrap delivered to the mill by scrap dealers.

     Steel scrap is Gerdau AmeriSteel's primary raw material and comprises approximately 30% to 45% of its cost of sales, depending on the mill and product mix. Scrap availability is a major factor in the ability of the companies to operate. Scrap is a commodity and its availability is price driven. Gerdau AmeriSteel's Jackson and Jacksonville mills each have on site dedicated scrap processing facilities that supply a significant share of their requirements. The Gerdau AmeriSteel MRM Special Sections receives a significant amount of its scrap from Mandak and Porter scrap collection and processing yards. In addition, the former Co-Steel operation added another

07 scrap recycling locations, including 2 shredders. In total, Gerdau
AmeriSteel has 13 scrap recycling locations. As not all the scrap consumed by Gerdau AmeriSteel comes from its own scrap yards, the remaining requirements are secured in the open market either directely by company's personnel or by dealers who procure and aggregate scrap as a business.

     In North America all of Gerdau AmeriSteel's production facilities are mini mills. The operating results are strongly linked to the cost of steel scrap and scrap substitutes, which are the primary input for the mini mill facilities. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. Realized selling prices for the end products cannot always be adjusted in the short-term to recover the cost of increases in steel scrap prices, but generally tend to reflect increases or decreases in these prices. Approximately half of all steel products in North America currently are made in electric arc furnaces that utilize steel scrap. The increasing rate of steel scrap consumption has placed upward pressure on the price of steel scrap. The availability and prices of scrap are subject to market forces and governmental regulation largely beyond the company's control, including demand by North American and international steel producers, freight costs, and speculation.

PIG IRON AND SPONGE IRON

     Brazil is a net exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a substitute for scrap, and in Brazil it is usually mixed with scrap due to the low quality of the scrap. Mills in the U.S. operate with 100% scrap. In Brazil, the price of pig iron is related to the cost of charcoal, an important input, and the most volatile cost item in the production of pig iron. When the price of charcoal is seasonally high, coke can be used as a substitute which, although more expensive, provides a higher yield in pig iron production. Iron ore, the main component of pig iron, is widely available in Brazil, which is among the world's leading producers and exporters of iron ore. Gerdau non-consolidated purchases iron ore from several different regional suppliers. Approximately 17% of the Company's pig iron requirements are bought from third parties. In purchasing, the Company seeks to preserve the flexibility resulting from a large number of suppliers in order to avoid becoming overly dependent upon a small number of large suppliers.

     The Company produces sponge iron at its industrial unit located in the state of Bahia (USIBA). The entire production of this input is used by USIBA.

     In Brazil there are no contracts for the supply of pig iron and negotiations are carried out in the spot market, that is, agreements are made concerning the amount of pig iron to be supplied and as the raw material is delivered, the price may fluctuate based on the price of the product in the international market, given that approximately 60% of the production is exported. If a company does not accept the prices practiced in the international market it may not be able to secure supply of this raw material. In the rainy season the cost of producing pig iron increases significantly due to the shortage of charcoal, a vital input in the production of pig iron, which represents 65% of the total cost of production.

     In Chile, the entire production of pig iron belongs to Compania Siderurgica Huachipato, located 550 km to the south of Santiago. Gerdau AZA, depending on its needs and on the specifications of the steel to be produced, purchases this pig iron. Pig iron corresponds to approximately 6% of the total metallic input used by this unit.

IRON ORE

     The iron ore used by non-consolidated Gerdau is directed to the production of pig iron at the Barao de Cocais and Divinopolis units, in the state of Minas Gerais, and to the production of sponge iron at the Gerdau Usiba unit, in Bahia.

     By contrast, Acominas is an integrated mill which employs iron ore as the main metallic input to produce steel. Iron ore used is of fine-grain quality, which is transformed into sinter at a sintering unit. The ore lump is directly loaded into the blast furnace. To this, pre-reduced iron ore pellets are added, increasing productivity. These raw materials are purchased from suppliers located close to Acominas, which means reduced transportation and storage costs. The consumption of these three inputs in 2002 reached 1.6 tons per ton of pig iron produced. The liquid steel produced in the blast furnace was the main raw material used in the melt shop in 2002, comprising 84.3% of the metallic input. Steel scrap accounted for 13.1 %, and pig iron for 2.6%.

OTHER INPUTS

     In addition to scrap, pig iron and sponge iron, Gerdau non-consolidated employs other inputs for the production of steel, although in smaller amounts, such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone. All these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are charcoal, used at blast furnace mills, and natural gas, employed at the DRI unit.

     The cost of additional materials used in the steel refining process accounts for approximately 10% of the total production cost of a ton of crude steel. Since these materials are widely available in Brazil, the prices of Gerdau's non-consolidated products at its 09 Brazilian units have very low sensitivity to changes in the price of these materials.

     At Acominas, important raw materials and inputs also include charcoal, iron ore and pellets. Mineral coal is employed in the production of siderurgical coke, which is the main agent in the reduction of sinter. It is used as a powder injected directly into the blast furnace to reduce the consumption of steel coke and consequently the cost of pig iron production. Iron ore and pellets are employed to produce pig iron.

     Ferroalloys are used to produce steel with special properties for use in specific applications. Oxygen, nitrogen, and argon are used in some production processes and acquired from a supplier installed inside the mill's grounds. Additionally, gases generated in the production of coke, pig iron, and steel are cleansed and used to generate electric power at Acominas.

     In Chile, some inputs, such as electrodes, refractories, ferroalloys and limestone are imported, mainly from Brazil and Argentina. Other materials, such as oxygen, nitrogen and natural gas are purchased in the local market.

     The North American operations also use additional inputs. Various domestic and foreign firms supply other important raw materials or operating supplies required for the business, including refractories, ferroalloys and carbon electrodes, which are readily available in the open market. Gerdau AmeriSteel has historically obtained adequate quantities of such raw materials and supplies at competitive market prices to permit efficient mill operations. The company is not dependent on any one supplier as a source for any particular material and believes there are adequate aternative suppliers available in the marketplace should the need arise to replace an existing one.


ENERGY

     The production of steel is an energy intensive process, especially in EAF mills. Power constitutes a significant portion of steel production costs, together with the natural gas used in some mills.

     At Gerdau non-consolidated, electricity accounted for 9.5% of total production costs in 2002. The purchase of power and natural gas is made through long term supply contracts, signed between each of the 09 units in Brazil in the condition of captive customer and the authorized public utility company of its region, with demand and consumption being agreed upon by the parties annually. The Brazilian Federal Government, through ANEEL (Electric Energy National Agency), establishes the prices that each authorized public utility company may charge its customers, which varies according to consumer class (commercial, industrial, residential) and level of demand (tension and volume). After Law 9,074 was passed in July 7, 1995, consumers with demand higher than 3,000 KW (kilowatts) and tension higher than 69 KV (kilovolt) may buy electric power from concessionaires in other regions. Any interruption in the supply of electricity to Gerdau may have a negative impact on the Company's business.

     In case electricity supply is interrupted, no alternate energy options are available at most Gerdau units, due to the high volume and tension required by these plants to operate. In such cases, the facts and their consequences are discussed with the respective energy concessionaires, and the operating capacity is kept at emergency levels to preserve people staff and equipment.

     In the case of rationing, decisions and norms are implemented by the Government's regulatory agency. A direct interference in the Company's results may occur, with a consequent reduction in production to adapt to the availability of electricity and readjustments in the shipments schedule. . Some small units of Gerdau non-consolidated may choose, as an alternative, to use generators to compensate for the energy shortage, increasing costs.

     Historically, the generation of electric power in Brazil has been the target of annual investments of about US$ 13 billion. The reduction in these investments made by the Brazilian government in the 1990s, the increase of about 5% in the annual consumption in the same period, and the lack of high capacity transmission lines between the regions in which electricity is abundant and those that are lacking led to the crisis that hit the southeast, midwest and northeast regions of Brazil in 2001. During the period of electric power rationing in Brazil. Gerdau non-consolidated overcame the crisis by shifting production among the several industrial units, and by rationalizing the use of electricity. These measures resulted in efficiency and productivity gains, and were incorporated to the production process even after the critical period was over.

     In Brazil, 82% of the electric power is generated by hydroelectric plants, with the remaining 18% generated at thermal, wind and nuclear stations. The country's water reservoirs are currently at normal levels, so that Gerdau non-consolidated believes that new rationings, such as in 2001, will not occur. The measures taken by the company during the period of crisis were incorporated and continue to be employed, translating into efficiency and productivity gains. The power distribution market is serviced by 64 state or private concessionaires that distribute electric power to the whole country. According to ANEEL, the market grows at an annual rate of 4.5%, and it is expected to break the mark of 100 thousand MW in 2008.

     Medium term government planning foresees the need of investments in the order of R$ 6 to 7 billion per year to expand the Brazilian energy matrix to meet consumer demand. In the future, some changes will occur in the structure of energy investments, including the installation of thermoelectric centrals powered by natural gas, which require less time and resources for implementation than hydroelectric plants. On the other hand, the amount of energy imported from Argentina, Venezuela and Bolivia will increase. Finally, the electricity network in southern and northern Brazil will soon be interconnected.

     By contrast, Acominas is practically self-sufficient in terms of electricity. The power generated internally at the mill, including that generated at three turbo-generators and at the blast furnace`s top rotor shaft corresponds to 76% of the power requirements at the Ouro Branco mill.

     In Chile, Chilectra Metropolitana S.A. is the current supplier of Gerdau AZA through a long-term contract. Electricity accounted for approximately 19% of production costs in 2002. Another important energy input is the natural gas supplied by Metrogas S.A., also through long-term contracts. In Uruguay there is only one power supplier, and since Gerdau Laisa is the largest consumer in that country it is able to negotiate fair prices for the energy it purchases (US$
20.6 per megawatt/hour in 2002). In 2003 Gerdau Laisa will replace fuel oil with natural gas.

     Electricity and natural gas combined represented approximately 15% to 22% of Gerdau AmeriSteel's conversion costs. Access to attractively priced electric power and natural gas is an important competitive cost advantage to a mini mill. Open access to competitively priced supply of natural gas enables Gerdau AmeriSteel to secure adequate supplies at competitive prices. Although deregulation of both natural gas and wholesale electricity may afford opportunities for lower costs resulting from competitive market forces, price for both of these energy sources have become more volatile in the recent past and may continue to be.

     The company also has long-term oxygen contracts. It believes that the current market price of oxygen is approximately equal to the cost contained in the supply contracts.

     Former Co-Steel's operations have long-term contracts with major utilities for the supply of electricity. These contracts typically have two components to them, a firm portion, which supplies a base load for each plant's rolling mill and auxiliary services and an interruptible portion, which supplies the electric arc furnace`s load. The interruptible portion of the contract represents 60% to 70% of the total load and, for the most part, is based on a spot market price of electricity at the time it is being used and as such former Co-Steel mills have significant exposure to the electricity spot market.

COMPANIES IN BRAZIL AND ABROAD

        GROWTH OF PRODUCTION
               Thousand tons
             CRUDE STEEL OUTPUT     ROLLED PRODUCTS OUTPUT
1980                      1,303           1,182
1982                      1,185           1,079
1984                      1,556           1,402
1986                      1,963           1,828
1988                      2,056           1,662
1990                      2,564           2,070
1992                      2,677           2,313
1994                      3,344           2,929
1996                      3,513           3,097
1998                      3,661           3,398
2000                      7,065           5,836
2002*                    11,500           8,800

    * 2002 figures include 12 months of  Acominas and Co-Steel.

     Gerdau's production has been growing as a result of the construction and acquisition of strategically located units (state-owned companies privatized in Brazil and private companies abroad) that increased production and facilitated the Company's expansion strategy, the relationship with suppliers and the proximity with customers. "See Item 4 - Business Strategy"

PRODUCTION OF CRUDE STEEL BY COMPANY
Thousand tons

                                                           GERDAU
                                                           AMERISTEEL
                                                GERDAU        MRM
          GERDAU   ACOMINAS   LAISA      AZA    AMERISTEEL SPECIAL    AMERISTEEL    GERDAU
                                                CAMBRIDGE   SECTIONS              AMERISTEEL
1993      2,588.2          -     29.0      34.0      227.0          -           -           -
1994      3,039.4          -     28.9      41.8      234.0          -           -           -
1995      2,752.7          -     33.7      62.7      245.0      156.4           -           -
1996       2877.9          -     43.5      72.8      244.5      273.8           -           -
1997       3051.4          -     45.9      79.5      201.1      310.3           -           -
1998       2974.2          -     51.4      80.4      259.8      294.9           -           -
1999      3,270.5          -     45.4     140.9      260.4      290.6       453.9           -
2000      3,495.9          -     43.7     216.5      281.8      304.8     1,761.2           -
2001      3,470.1          -     41.2     244.2      294.4      321.4     1,678.8           -
2002*     3,602.9    1,901.1     45.6     266.3          -          -           -     2,984.8


        * Output of Acominas consolidated since February 2002.

PRODUCTION OF ROLLED STEEL PER COMPANY
Thousand tons

                                                           GERDAU
                                                         AMERISTEEL
                                               GERDAU        MRM
          GERDAU   ACOMINAS   LAISA     AZA    AMERISTEEL  SPECIAL   AMERISTEEL   GERDAU
                                               CAMBRIDGE  SECTIONS              AMERISTEEL
1993      2,268.0          -     29.0     25.0     190.0           -          -          -
1994      2,673.8          -     28.3     27.9     199.2           -          -          -
1995      2,455.6          -     29.2     54.3     182.2       142.4          -          -
1996      2,528.6          -     36.1     68.1     206.2       258.0          -          -
1997      2,781.4          -     39.4     75.9     176.3       277.9          -          -
1998      2,753.1          -     45.2     75.7     220.5       265.0          -          -
1999      3,054.9          -     41.6    122.2     250.6       261.3      405.8          -
2000      3,250.3          -     40.1    200.6     269.1       270.2    1,655.7          -
2001      3,301.4          -     37.3    225.7     274.6       277.8    1,640.3          -
2002*     3,335.5      278.9     39.7    253.6         -           -          -    2,807.7

        * Output of Acominas consolidated since February 2002.

     In 2002, Gerdau's production of crude steel grew by 45.5%, and the production of rolled products increased 16.6%. These substantial increases resulted from the consolidation of Acominas since March 2002 and from the merger between Gerdau's North American assets and Co-Steel in the last quarter, which resulted in the creation of Gerdau AmeriSteel. Production data for the newly formed company consolidate the operating figures from Gerdau AmeriSteel MRM Special Sections, Gerdau AmeriSteel Cambridge and AmeriSteel, as well as production figures from Gerdau AmeriSteel Perth Amboy and Gerdau AmeriSteel Sayreville for the last quarter of 2002. The tables above show the growth in production of crude steel and rolled products at each unit in the past decade.

GERDAU S.A.

     Gerdau non-consolidated has 9 mills in Brazil, distributed throughout the country. In the state of Rio Grande do Sul, Gerdau owns the Gerdau Acos Finos Piratini and the Gerdau Riograndense units. In Parana, Gerdau owns Gerdau Guaira; in Rio de Janeiro, Gerdau Cosigua; in Minas Gerais, the units of Barao de Cocais and Divinopolis; in Bahia, Gerdau Usiba; in Pernambuco, Gerdau Aconorte; and in Ceara, Gerdau Cearense. In addition to the industrial units, Gerdau also owns Comercial Gerdau, a network that distributes its own steel products and resells flat products from other manufacturers. Comercial Gerdau has 68 stores and 04 flat steel service centers. Finally, Gerdau has 9 Armafer rebar fabricating facilities and 5 downstream operations.

ACOMINAS

     Acominas has an annual production capacity of 3.0 million tons of crude steel and 740 thousand tons of rolled products. The company is a large exporter of semi-finished products, especially billets, but it also sells slabs and blooms abroad. In the domestic market, it sells smaller volumes of rolled products such as merchant bars and rebars. Starting in 2002, Acominas began to produce heavy structural shapes at a rolling mill recently installed at the Ouro Branco mill. A second wire rod rolling mill is under construction, with an installed production capacity of 550 thousand tons per year. The new equipment is scheduled to begin operation at the end of the year 2003.

GERDAU LAISA

     In 1980, the Company acquired the Laisa mini mill, in Uruguay. Gerdau Laisa has been profitable in the past years, and it is the only long steel producer in Uruguay. Gerdau Laisa has an annual production capacity of 70.0 thousand tons of crude steel and 72.0 thousand tons of rolled products. Production statistics are based on Gerdau Laisa's sales added to Uruguayan imports. According to Gerdau Laisa it supplies 93% of the rebar market in Uruguay.

GERDAU AZA

     In 1992, the Company acquired the AZA mini mill, in Chile. In January 1999, Gerdau AZA's second mill began operations. The two units, Renca and Colina, have an annual production capacity of 360 thousand tons of crude steel and 440 thousand tons of rolled steel. The difference in the output of crude steel and long rolled products is due to the fact that Gerdau AZA still operates an old profile rolling mill equipment at the Renca unit, which was not deactivated following the inauguration of the new plant in 1999. Although no official statistics are available in Chile, Gerdau AZA believes its share in the domestic long steel market is about 39%.

SIPAR

     In December 1997, Gerdau entered the Argentinean market through Sipsa, a rolling mill with a production capacity of 75.0 thousand tons per year. In May 1998, Gerdau closed a deal to acquire one third of the total capital stock at Sipar, another Argentinean rolling mill, in exchange for one third of Sipsa's capital stock. Gerdau has then two rolling mills in Argentina, with a 71.8% stake in Sipsa and 38.2% in Sipar. More recently Gerdau underwent a financial and corporate restructuring of its operations in Argentina to adapt to the new economic environment in that country and Gerdau currently holds a 38.2% stake in Sipar, and Sipsa became an integral subsidiary of Sipar; it is expected that this will maximize business opportunities, improve results and minimize the impact of the fluctuation of the local peso against other currencies.

GERDAU AMERISTEEL

     In September 1999 Gerdau acquired from Kyoei Steel Ltd., of Japan, 75% of AmeriSteel (Florida, U.S.). At that time, AmeriSteel operated 4 mills in the East Coast: one unit in Florida, two in Tennessee, and one in North Carolina. In 2000, Gerdau acquired an additional 12% from Kyoei, increasing its stake in AmeriSteel to 87%. In December 2001, AmeriSteel acquired a steel mill located in Cartersville, state of Georgia.

     In October 2002 Gerdau closed a deal to merge its assets in North America - that is, AmeriSteel, Gerdau AmeriSteel Cambridge (formerly Gerdau Courtice Steel, acquired in 1989), and Gerdau AmeriSteel MRM Special Sections (formerly Gerdau MRM Steel, acquired in 1995) - with Co-Steel, creating Gerdau AmeriSteel.

     Gerdau AmeriSteel has an annual production capacity of 5.9 million tons of crude steel and 5.5 million tons of rolled products. It is the second largest producer of long steel in North America. Since the deal was completed, Gerdau AmeriSteel's shares have been traded on the Toronto Stock Exchange under the ticker symbol GNA.

     The transaction combined complementary operations. The result was a better product mix, a solid financial base and a consistent growth platform on which the Company could stand to strive for the leadership in the North American steel industry. Co-Steel issued 146,588,194 ordinary shares to acquire the North American subsidiaries of Gerdau S.A. After the transaction was completed, Co-Steel became Gerdau AmeriSteel, with approximately 198 million ordinary shares. Co-Steel's shareholders were handed 26% of Gerdau AmeriSteel's shares, while Gerdau S.A. and the other AmeriSteel minority shareholders hold 74% of the new company..

     After the merger of Gerdau and Co-Steel, the legal name of the North American companies changed. Since the beginning of 2002, the former Gerdau companies in North America have been renamed as follows:

     - Gerdau AmeriSteel MRM Special Sections Inc., formerly Gerdau MRM Steel
       Inc.
     - Gerdau AmeriSteel Cambridge Inc., formerly Gerdau Courtice Steel Inc.
     - Gerdau AmeriSteel US Inc., formerly AmeriSteel Corporation.

PRODUCTS

Civil Construction
GG-50, CA-60 and CA-25 concrete reinforcing bars (rebar)
Annealed wire
Ribbed welded wire mesh for reinforced concrete
Transfer bars
POP columns and meshes
Truss frames
Structural shapes
Fabricated rebar

Industrial Products
Hot rolled flat, round and square bars
Cold drawn round, square and hexagonal bars
Blooms
Angles
Channel, I-beams, T-Shapes and W-beams
Ribbed T profile
Elevator guide rails
Star profile
Slabs
Tribar
Wire rod
Rolled and continuous cast billets
Railroad cross ties

SPECIAL SECTION PROFILES (MANUFACTURED IN CANADA)
Grader blades
Smelter bars
Light rails
Superlight I-beams
Elevator guide rails

Metallurgy
Complete line of wires for industrial applications, welding and wire ropes

Agricultural Products
Oval-shaped wire and barbed wire
High-Strength steel fence posts
Staples for fences
Cercafix post-spacing wire
Wire and posts for electrified fences
Wire rope for corrals
Wire and wire rope for agricultural products
Galvanized wire
Plastic-coated galvanized wire
Welded wire fences

Nails
Bulk nails - construction
Bulk nails - carpentry
Bulk nails - packaging

Specialty Steel
Round and square rolled bars
Wire rod
Forged bars
Cold-finished products
With or without heat treatment
Tools Steel
Forged bars and blooms
Round, square and flat rolled bars

STAINLESS STEELS
Round and square rolled bars
Wire rod
Forged bars

Cold-finished

Flat Steel Products (manufactured by Gallatin Steel)
Hot rolled coils
Hot rolled bands
Hot rolled pickle & oiled
Hot rolled slit coils

SALES AND MARKETING

CONSOLIDATED SALES PER PRODUCT LINE
Thousand tons

                                        2002       2001      2000       1999       1998
      TOTAL                             8,783.4  6,378.9     6,442.3    4,506.1    3,756.5

      SEMI-FINISHED PRODUCTS            1,613.7      181.2     247.6      109.6      119.8
              Domestic market             408.1       54.4      53.5       29.0       41.6
              Exports                   1,205.6      126.8     194.1       80.6       78.2

      LONG STEEL                        5,707.3    4,775.4   4,734.9    3,151.1    2,540.5
              Domestic market           2,131.7    1,887.9   1,891.6    1,740.8    1,727.4
              Exports                     386.8      314.4     329.3      308.0      102.2
              Abroad                    3,188.8    2,573.1   2,513.8    1,102.3      710.9

      SPECIALTY STEELS                    272.9      259.9     263.8      212.8      168.2
              Domestic market             269.6      254.9     250.5      208.8      157.5
              Exports                       3.3        5.0      13.3        4.0       10.7

      DRAWN PRODUCTS                      767.4      713.3     706.3      661.0      648.5
              Domestic market             763.7      701.8     693.9      651.6      631.4
              Exports                       3.7       11.5      12.4        9.4       17.1

      FLAT STEEL                          422.1      449.1     489.7      371.6      279.5
              Domestic market             422.1      449.1     489.7      371.6      279.5
              (resale)

CONSOLIDATED SHIPMENTS BY REGION
Thousand tons
                                  2002       2001       2000       1999       1998
                                     TONS       TONS        TONS      TONS       TONS
BRAZIL                            5,594.6    3,805.8     3,928.5   3,403.8    3,045.6
North America                     2,884.3    2,294.0     2,264.1     927.1      505.5
South America                       304.5      279.1       249.7     175.2      205.4
ABROAD                            3,188.8    2,573.1     2,513.8   1,102.3      710.9
TOTAL                             8,783.4  6,378.9       6.442,3   4,506.1    3,756.5


BRAZILIAN OPERATIONS

     Gerdau's operations in Brazil, through Gerdau non-consolidated and Acominas, accounted for 63.7% of the consolidated shipments in 2002. Brazilian sales in 2002 reached 5.6 million tons (70.8% from Gerdau non-consolidated and 29.1% from Acominas). Gerdau non-consolidated, through its Brazilian Long Steel operation, services more than 14,0 thousand customers (considering customers who made at least one purchase in the last 12 months), none of which accounts for more than 2% of total sales. The ten largest customers account for less than 12% of local sales.

     In 2002, Gerdau non-consolidated, with its 09 steel mills, delivered to its customers 4.0 million tons of steel products; 97.4% of sales were destined to the civil construction and industrial sectors, and the remaining volume to the agricultural sector.

     The Company's Business Units are defined along product lines or market characteristics, and their aim is to establish commercial strategies with a national perspective. The Brazilian Long Steel operation has the following Business Units:

         GERDAU CONSTRUCAO CIVIL (GC) - CIVIL CONSTRUCTION
         GERDAU INDUSTRIA (GI) - INDUSTRIAL
         GERDAU PRODUTOS AGROPECUARIOS (GPA) - AGRICULTURAL PRODUCTS GERDAU PREGOS (GP) - NAILS
         GERDAU PRODUTOS METALURGICOS (GPM) - METALLURGICAL PRODUCTS GERDAU EXPORTACAO (GEX) - EXPORTS
         COMERCIAL GERDAU (CG) - RETAIL

     Each Business Unit has national coverage with a centralized sales policy and local execution. Business Units with the most sales to a particular customer are allocated responsibility for Company relations with that customer. More than 50% of the production negotiated by Business Units is distributed through channels such as Comercial Gerdau, the largest distribution channel with 68 stores all over Brazil. Last year, Comercial Gerdau served 155 thousand customers (customers who made at least one purchase in 2002). Additionally this network is supported by 6,000 independent distributors, resulting in a comprehensive coverage of the Brazilian territory. Sales in the distribution network and to final industrial and civil construction consumers are made through Company employees and authorized representatives selling on commission. The Company provides these representatives with product catalogs and computer terminals linked to Gerdau's information system (Internet and SAP R/3), fax and telephone equipment.

     Gerdau non-consolidated delivers its products directly to customers, through third companies with supervision of the Gerdau team, in order to minimize delays. Currently, 70% of the orders are delivered on schedule. Sales trends in both the domestic and export markets are forecast monthly based on the last three months' Gerdau non-consolidated historical data. Gerdau non-consolidated uses its own information system to remain informed of market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility to shift between markets and the ability to monitor and adapt to changes in demand thereby keeping inventory levels at a minimum as keys to success.

     The Gerdau Acos Finos Piratini mill is considered to be independent from the Brazilian Long Steel operation in terms of sales and production. Its focus is on specialty steel for mechanical construction, tools and stainless steel products. Of the volume manufactured, 80% is destined to the automotive segment. To meet the continuous need for innovation, Gerdau Acos Finos Piratini is constantly developing new products in partnership with its customers. As a result, in fiscal year 2002, it introduced high cleanliness steels for application in bearings, steel for off-shore cables, and stampable steel for screws.

NON-CONSOLIDATED SALES PER REGION
% of sales to the domestic market

            REGION       1998       1999       2000       2001      2002
         South             25.5%      20.9%      25.3%      26.4%     27.1%
         Southeast         49.7%      52.2%      51.2%      49.3%     47.9%
         Northeast         15.6%      15.7%      14.1%      14.9%     15.6%
         Center west        6.0%       7.9%       4.9%       5.3%      5.2%
         North              3.2%       3.3%       4.5%       4.1%      4.2%
         TOTAL              100%       100%       100%       100%      100%

     Of sales to the domestic market, 47.9% were made to the southeast, which includes the states of Sao Paulo and Rio de Janeiro, the economically most developed. Southern Brazil, were Gerdau Riograndense and Gerdau Acos Finos Piratini are located, accounted for 27.1% of non-consolidated domestic sales in 2002. Together, sales to the south, southeast and northeast, not including Acominas, represent 90.6% of the Brazilian operations sales to the domestic market.

     By contrast, Acominas is strongly geared towards exports. Its sales in the domestic market include finished products such as merchant bars and rebars, and are made directly to customers. Acominas has an installed production capacity of
740.0 thousand tons of rolled products, a volume that is sold almost in its entirety in Brazil. In 2002, a new rolling mill with a capacity to produce 440 thousand tons of heavy structural shapes began operating. For the coming year, after the equipment is adjusted and operating normally, Acominas hopes to increase its sales of this product. The completion of a new wire rod rolling mill equipment is scheduled for the end of 2003, with installed production capacity of 550.0 thousand tons per year.


RETAIL

     Through Comercial Gerdau, Gerdau non-consolidated sells its products all over Brazil, through a network of 68 stores and 04 flat steel service centers. In addition to Gerdau products, Comercial Gerdau resells flat products of others producers unaffiliated with the Company. Sales of flat steel products in 2002 reached 422.1 thousand tons. On the other hand, Acominas, due to the nature of its products (semi-finished) and market (large customers) does not count on a retail distribution network.

     Among Gerdau's South American companies, Gerdau AZA in Chile uses a network of 150 independent distributors to sell its products, and Gerdau Laisa, in Uruguay, sells its products directly to small-consumers at differentiated prices.

EXPORTS

     Historically, Gerdau exports only its surplus production, based on its policy to supply local markets. Thanks to this position, the tariffs and barriers imposed on exporters by Section 201 in the United States have not impacted Gerdau's non-consolidated business, and in a way even favored the Company's North American operations.

     Export marketing activities are coordinated by the Business Unit responsible for selling the Company's exportable products and are conducted (i) primarily on FOB (Free on Board) basis, (ii) at sight against letters of credit opened by customers in more than 30 countries throughout the world and (iii) directly to clients in neighboring countries and indirectly through trading companies.

     In spite of dealing primarily in commodity products such as rebar, Gerdau is aware of the importance of quality control. In order to ensure the satisfaction of end-users around the world with products purchased indirectly from Gerdau, the Company sends technicians from time to time to check the quality of products shipped to customers.

     Due to its emphasis on exports, Acominas sells its entire production in the form of semi-finished products such as billets, blooms and slabs. Billet sales in 2002 (12 months) reached 925.0 thousand tons; slab sales reached 286.4 thousand tons; and bloom sales reached 217.8 thousand tons. A significant portion of the production at Acominas is destined to the Asian markets, and even after Section 201 the company still supplies the U.S. market, since no tariffs were imposed on the import of billets and the quotas established for flat steel were sufficient to ensure the maintenance of supply. Most of Acominas sales to foreign markets are made directly. Approximately 20% of sales are made through trading companies.

     Foreign operations are primarily devoted to supplying the respective domestic markets of the countries in which they are located, with the exception of the Canadian operations, which sell almost 50% of their production in the United States. Approximately 35% of Gerdau AmeriSteel Cambridge sales are generated by customers in the United States, predominantly around the Great Lakes region. The customer base is typically 65% service centers, 25% fabricators, and 10% OEMs. Gerdau AmeriSteel MRM Special Sections sells approximately 65% of its production to customers in the U.S. market with the remainder being sold in Canada. Approximately 80% of its production is sold directly to OEMs. The Canadian operations market their products in the United States through direct sales to customers which are invoiced in the same terms as Canadian customers but in U.S. dollars.

FOREIGN OPERATIONS

     In South America, Gerdau AZA sold 265.6 thousand tons of finished products in 2002. This means a 12.2% increase compared to 2001. In 2002 merchant bar sales to the metal-mechanic sector felt the impact of increased competition due to the imports that entered Chile. In this segment, Gerdau AZA has a market share of more than 50%. Rebar sales for the civil construction sector increased in 2002 and the company has a market 50% share in this market. In 2002 the demand for rebar increased by 6.0% due to important investments made in infrastructure. Since the end of 2000, Gerdau AZA has a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Currently, customers can follow their orders on the Internet, as well as product inventories, credit and payment status. They can also visualize their purchase records, generate quality certificates and place orders.

     Gerdau Laisa in Uruguay has 3,000 registered customers that can be categorized as retail, wholesale and consumers, and who distribute Laisa's products all over the country. Uruguayan customers also count with an e-business channel.

     Gerdau AmeriSteel products are generally sold to steel service centers, fabricators, or directly to OEMs east of the Mississippi River. The products are used in a variety of industries, including the construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing industry. Gerdau AmeriSteel also sells fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.

     In the rebar fabrication business, the market areas it covers are those east of the Mississippi River, with plants located in, or near, most major cities in the eastern United States. Gerdau AmeriSteel long-standing strategy is to have its production facilities located in close proximity to the job-site it supplies, so the company can provide quick response time to satisfy their reinforcing steel needs.

     In the year ended December 31, 2002, on a pro forma basis, Gerdau AmeriSteel sold products to over 1,000 customers. Given the diversity of its products and markets, no one customer comprises 3% or greater of the consolidated net sales. The five largest customers comprised 8% of total consolidated pro forma net sales in the period.

     In general, sales of mill finished products to U.S. customers are centrally handled by employees in the Tampa sales office, and sales to Canadian customers are centrally handled by employees in the Whitby sales office. Gerdau Ameristeel also has sales offices in Perth Amboy, where rod sales are handled, and Selkirk, where sales of special sections are handled. Sales representatives take orders, schedule mill production and manage inventory. Gerdau AmeriSteel has about 50 employees dedicated to marketing and sales, a quarter of which are located in the field, near its customers. Each of Gerdau AmeriSteel's sales representatives has immediate access to inventory and production schedules at all mills, which enables them to provide customers with "one stop shopping" and to service a customer's needs from the most convenient and/or cost effective source in the company. Metallurgical service representatives at the mills provide technical support to the sales force but are not considered sales representatives.

     In general, sales of cold drawn, rod and super light beam products are handled by sales representatives located at Gerdau AmeriSteel's relevant facilities. The fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the facilities work closely with each customer to establish its product requirements, shipping schedule and price.

TERMS OF SALES

     Gerdau non-consolidated's usual terms of sale are 21 days for Brazilian domestic sales, which are made CIF (Cost Insurance and Freight). Domestic customers making purchases of more than the equivalent to US$ 10,774 per month are subject to a centralized credit approval process. As a consequence of these policies, the Company's bad debt write-offs (which are made after 12 months) are an insignificant percentage of Gerdau's consolidated accounts receivable. At Acominas, payment of domestic purchases is at sight (or within 7 days). Deferred payment through bank draft is also accepted. Sales to the foreign market are paid to Acominas immediately using letters of credit.

     Gerdau AmeriSteel's credit terms to customers are generally determined based on market conditions and customs. Gerdau AmeriSteel's business is seasonal, with orders in the June and September quarters tending to be stronger than the March and December quarters due primarily to weather related slowdowns in construction activity.

     All Gerdau companies (in Brazil and abroad) accept both immediate and deferred payment for purchase of their products, the latter in accordance with ordinary commercial terms used in each region, determined seasonally. Presently, most sales are made with a maximum sales payment term of 30 days.

COMPETITION

     Shipping, freight and demurage costs are a major barrier to imports and, since Gerdau non-consolidated operates primarily in the common long rolled product business where profit margins are relatively small, the incentive for foreign competitors to enter the Brazilian market is low. In the domestic market, no single company competes against Gerdau across all its product range. Gerdau non-consolidated believes that its business diversification and decentralization provide a competitive edge over its major competitors, whose operations are more centralized.


     MAJOR BRAZILIAN PRODUCERS OF LONG STEEL
     Thousand tons


               COMPANY                  PRODUCTION            MARKET SHARE
         Gerdau + Acominas*              3,660.3                47.8%
         Belgo Mineira                   2,734.2                35.7%
         V&M do Brasil                     441.9                 5.8%
         Acos Villares                     420.8                 5.5%
         Barra Mansa                       366.7                 4.8%
         Other                              28.0                 0.4%
         TOTAL                           7,651.9                 100%

        Source: IBS - Informe Estatistico Preliminar - January 2003
        * Acominas figures include 12 months of production

     Gerdau is the largest Brazilian long steel producer, with a 47.8% market share. Belgo Mineira is the second largest producer in the Brazilian market. Originally, Belgo Mineira was an integrated steel company but now it also has minimill plants. Gerdau's strategy is focused on the decentralized production of long steel with electric arc furnace (EAF) market-mills employing continuous casting technology. Additionally, Gerdau has three integrated mills and Acominas. Gerdau has plants located near steel scrap suppliers, port facilities, and the markets they serve, thereby incurring low freight costs.

     By contrast, Acominas is an almost exclusive supplier of blooms and billets to the domestic market, with a well-defined market and a loyal customer base. The slab market is more competitive due to the presence of CST, and more recently of Cosipa. In foreign markets, Acominas faces strong competition from Eastern European suppliers (Russia, Ukraine, Italy and Japan) for higher quality products. The company is highly competitive due to its tradition and to the quality of its products, to the guaranteed delivery schedules and technical assistance provided to customers. As a result, Acominas has a diversified customer list, and counts on traditional customers in all markets in which it operates.

     In South America, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of products when compared to imports. In the Chilean domestic market, CAP - Compania Acero Del Pacifico has a share of almost 48%. Gerdau AZA's market share is 39% and imports account for 13% of total sales.

     In Uruguay, Gerdau Laisa's main competitors are two local rolling mills, in addition to imports coming from Brazil, Argentina and Eastern Europe.

     Gerdau AmeriSteel competes with numerous foreign and domestic producers, including both integrated and minimill producers. Some of its competitors have greater financial and capital resources and some continue to invest heavily to achieve increased production efficiencies and improved product quality. Competition is based on price, quality, and the ability to meet customers' product specifications and delivery schedules. In addition, in the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and composite materials. Gerdau AmeriSteel may be adversely affected by excess industry capacity, the potential for currently idled facilities to be restarted, and excess supply of some products and a number of potential steel substitutes. The highly competitive nature of the industry may in the future exert downward pressure on prices for certain products.

     The Gerdau AmeriSteel market area encompasses Canada and the United States, predominantly throughout the eastern seaboard and the midwest. The products of Gerdau AmeriSteel MRM Special Sections are often shipped greater distances, including overseas, due to their specialized nature. AmeriSteel experiences substantial competition in the sale of each of its products from numerous competitors in its geographic markets. Rebar, merchant bars, and structural shapes are commodity steel products, for which price is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity to customers of distribution warehouses together with competitive freight costs and low-cost manufacturing processes are key to maintaining margins on concrete reinforcing bar and merchant bar products. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive mill and the supplier absorbs any incremental freight charges.

     Despite the high cost of freight associated with transporting steel bar products, many North American steel producers have experienced significant and, in same cases, unfair competition from foreign finished steel bar producers during the past several years. Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the U.S. and Canadian markets are at historically high levels and often at prices below their production and export costs, with a corresponding negative impact on domestic prices. Despite favorable anti-dumping rulings on rebar from several countries early in 2001 by the United States International Trade Commission, imports of rebar into the U.S. have continued at very high levels.

     In March, 2002, President Bush imposed tariffs and quotas on certain steel products imported into the United States. Duties were imposed for three years and will decline over that period. Gerdau AmeriSteel believes its principal competitors include Ispat Sidbec Inc., Stelco Inc. and Ivaco Inc. in Canada and Bayou Steel Corporation, Commercial Metals Corporation, Marion Steel Company, NorthStar Steel Company, Nucor Corporation, Roanoke Eletric Steel Corporation, Sheffield Steel and Steel Dynamics in the United States. Despite the commodity characteristics of the rebar and merchant bar markets, the company believes that to some extent it distinguishes itself from competitors to some extent due to its product quality, consistent delivery performance, capacity to service large orders, and ability to fill most orders quickly from inventory. Gerdau AmeriSteel believes that it produces the largest range of bar products and shapes east of the Mississippi River and considers it an important competitive advantage in a market in which its customers are looking to fulfill all of their requirements from a few key suppliers. Moreover, although construction and infrastructure projects are generally nonrecurring in nature, the steel fabricators, distributors, and service centers that supply many of these projects tend to be long-time customers of the company.

     Gerdau AmeriSteel Perth Amboy is party to a United States wire rod anti-dumping and countervailing duty case against a number of countries and steel producers. The U.S. Department of Commerce (DOC) has made a preliminary determination of injury against certain countries and producers with respect to both anti-dumping and countervailing duties. The DOC has made preliminary determinations of countervailing and anti-dumping duties against certain countries and producers that range from 7% to 369%. Although there have been recent increases in rod pricing as a result of these duties a considerable amount of imported rod continues to enter U.S. markets.

     The tariffs imposed in the United States and any similar actions taken in Canada may not have a positive impact on the North American steel industry and may not reduce the volume or negative impact of unfairly priced imports. Global overcapacity, a strong U.S. dollar, the strength of the North American economy relatively to the rest of the world, numerous exemptions under the tariffs, the short term (three years) duration of the tariffs, the decline in tariff rates after the first year, and the disparity of tariff rates across different product lines are all factors that may negate any benefits of the tariffs. For instance, in the bar products market, which is subject to lower tariffs, the benefit of slightly increased selling prices was offset by increased scrap costs as demand for scrap increased due to the higher volumes of other steel production which benefited from higher tariffs.

ENVIRONMENTAL MANAGEMENT

     Gerdau's units are required to comply with a set of environmental laws and regulations that are constantly evolving. These laws and regulations cover atmospheric emissions, disposal of effluents in surface and ground waters, noise control, waste management (generation, handling, storage, transportation and disposal of classified substances) and remediation of contaminated areas. These laws and regulations vary and depend on the geographical location of each plant. Their scope may be federal, state or municipal.

     Gerdau's operations generate certain types of waste and byproducts such as slag, scale and EAF dust, in addition to other less relevant waste, which are classified according to their degree of hazardousness and must be adequately controlled and disposed of following the applicable environmental laws and regulations. In the countries where Gerdau operates, certain environmental laws and regulations establish the payment of duties to cover costs relative to treatment, control, investigation and cleaning up of contaminated property, even if this contamination was unintentional or resulted from previous practices. These duties also apply in case of ownership of the disposal site. Whenever the Company is aware of the need to adjust to environmental requirements, it conducts the necessary surveys and allocates resources for this purpose. The cost of such cleaning up or remediation is currently not expected to result in any material impact in the financial position of Gerdau.

     In Brazil and South America, resources were allocated for investments in and investigation of locations with a potential for contamination and for the remediation of areas in which contamination was confirmed. The main investments made in 2002 were related to the construction of dedicated industrial landfills at Gerdau Cosigua and Guaira (in Rio de Janeiro and Curitiba, Brazil, respectively) and to the remediation of locations that had been contaminated by the previous owner at the Sao Jose dos Campos (Brazil) mill.

     At Gerdau Cosigua, state laws require that Mandatory Annual Audits be performed. The Company uses these audits as a tool in the process of renewal of its licenses and permits. At Gerdau Riograndense, in the state of Rio Grande do Sul, a thorough investigation of all local activities was performed regarding the potential effects on the atmosphere, waters, and ground and the impact on the region affected and on the most sensitive surrounding ecosystems. The full report, including all findings, was prepared by Gerdau's Brazilian units in partnership with North American consulting firm ERM-Environmental Research Management and Brazilian universities. This report was forwarded to the appropriate governmental agencies. The entire process was monitored by non-governmental organizations, and the results demonstrated the absence of sensitive contamination that could justify other types of intervention besides the control of emission sources and the systematic monitoring of emissions.

     At Gerdau Laisa, in Uruguay, and at Gerdau Aconorte, in Recife, Brazil, new exhaust and gas treatment systems were installed at the EAF, meeting local requirements and implementing a stricter standard than that established by the legal limits of local regulations.

     All of Gerdau's mills in South America, including Brazil, have up-to-date environmental licenses and permits and have authorization to operate according to local environmental laws and regulations. Having such permits is mandatory in order to obtain financial resources from Brazilian financing agents.

     Gerdau's mills in Brazil play an active role in the management of surface water resources in the regions in which they operate, working together with official agencies through new participatory models involving government, users, and society.

     Like all other Brazilian mills, Acominas has allocated resources for the installation of new atmospheric emissions control systems in its sintering and raw material handling operations. The Ouro Branco mill holds all the necessary permits to operate and dispose of its industrial wastes, without any major conditional circumstances at the present moment. The mill is currently in the process of renewing its environmental license. In the case of the state of Minas Gerais, where the mill is located, this license is valid for four years. As part of the requirements to renew this license, the mill has to elaborate an environmental performance report (Environmental Performance Audit Report, RADA). The renewal of environmental licenses for all the mills located in Minas Gerais - Acominas, Gerdau Divinopolis and Gerdau Barao de Cocais - was dependent on the elaboration of a RADA.

     Some of the operations in the United States are in charge of the remediation of certain locations where EAF dust has been generated and disposed of. In general, remediation cost estimates are based on assessments of each location and on the nature of the activities developed, and the characteristics of the remediation work to be carried out. For such assessments, Gerdau may hire external consultants and service providers to help determine these characteristics.

     In 2000, Gerdau AmeriSteel Perth Amboy and Gerdau AmeriSteel Sayreville took part in the U.S. Environmental Protection Agency's (EPA) Steel Minimill Audit Initiative Program. The two mills performed comprehensive multi-media self-audits. The results of these audits were forwarded to the EPA along with a list of corrective actions that are expected to be implemented by the end of the first semester in 2003. [please see http://www.costeel.com/html/annualreport/ 00annualreport.pdf]

     The presence of radioactive materials in iron scrap may present significant health and safety risks for workers and the public in general. In addition, the cost of cleaning the contaminated material and the loss of revenue resulting from stoppages in production may have a significant economic impact. Usually, radioactive materials are found in sealed sources such as measuring instruments or equipment from hospitals or decommissioned nuclear thermoelectric facilities.

     Gerdau has sophisticated systems to detect radiation in all its mini mills in the countries in which it operates. This equipment is used to monitor all incoming scrap. If any radioactive material is detected in the scrap received by the Company, the contaminated items are adequately disposed of. The cost of cleaning in these cases is significantly higher in case the material is identified after having gone through the melt shop furnaces.

     Although Gerdau counts on several detection devices in all its plants, a source of radioactive scrap may occasionally not be detectable. In July 2001, for example, a small amount of cesium was received from scrap suppliers and was accidentally melted at the Gerdau Ameristeel Jacksonville (USA) furnace. The activities at the mill were interrupted for 25 days until approximately 700 tons of contaminated material had been removed and the equipment cleaned. As a result of this accident, Gerdau revised its radiation detection systems to reduce the risk of a similar accident in the future.

     There is no guarantee that unforeseen changes will not occur, such as the issuing of new laws or mandatory policies. All industrial units are required to have legal licenses and permits. Any such licenses or permits may be subject to change under specific circumstances. In addition, the Company may be required to obtain additional operating licenses or governmental approval and may eventually incur additional costs.

     The environmental management systems implemented at the industrial units are meant to ensure that the requirements stemming from new legal demands and interested parties are adequately met.

     The units in Chile and Cambridge, Canada, have already earned ISO 14001 certification. Other units are currently preparing to apply for this certificate.

MAINTENANCE AND TECHNOLOGY

     Due to the severe operating conditions in steel mills, regular maintenance of equipment is a significant ongoing expense, comprising approximately 8.3% of the Gerdau non-consolidated cost of goods sold for the year ended December 31, 2002. The Company employs specialized maintenance teams, each with responsibility for a particular area of production. In Chile, the maintenance of equipment and machinery involves significant levels of costs, comprising about 8.0% of the cost of the finished product in December 2002. In Argentina, this amount comprises 3% of the cost of goods sold.

     At Acominas, the average cost of maintenance in 2002 accounted for 15% of the production cost of finished rolled products, demonstrating the effectiveness of preventive maintenance to preserve facilities and equipment and to guarantee operational continuity. The company has made a considerable effort to update its processes and systems and to verticalize its product line, with an investment of US$ 415 million between 1999 and 2002. The aim of this effort is the achievement of optimal financial results. The existing technological lag in relation to so-called "world-class companies" is reduced with each new investment, and the projects currently under consideration will definitely eliminate this gap, making the company, which is already extremely competitive in world markets, become a world leader in its segment.

     Gerdau AmeriSteel's annual melting capacities are based on the best historical months of production, annualized and assuming 18 days downtime per year for maintenance and holidays. Although it is normally advantageous to run the mills at full production levels to achieve the lowest unit costs, producing to targeted inventory levels balances production with marketing and gives management flexibility to limit maintenance delays and other downtime.

     As is usual for mini-mill steel makers, Gerdau does not have any formal research and development program, since steel-making technology is readily available for purchase. However, the Company is continuously implementing improvements and technological developments. Over the past years, the Company has introduced modern technologies in its mini mills, such as high power transformers, water-cooled side walls and roofs, oxygen lance manipulators, slag foaming and ladle furnaces. In its rolling mills, the Company has introduced automatic furnace control, continuous rolling mills, high speed finishing blocks, tempcore and thermex heat treatment, stelmor wire rod processing, automatic tying machines and slit rolling. Most sophisticated production equipment used by the Company is supplied by international machinery builders and steel technology companies. Such suppliers generally enter into technology transfer agreements with the purchaser and provide extensive technical support and staff training in connection with the installation and commissioning of the equipment. Gerdau has entered into technology transfer agreements with Nippon Steel, Sumitomo Steel, Thyssen, Daido Steel and BSW.

EMPLOYEES

        NUMBER OF EMPLOYEES AS OF DECEMBER 2002
 GERDAU S.A.     ACOMINAS      SOUTH     NORTH AMERICA    TOTAL
                              AMERICA
    9,152         3,826         456          4,592        18,026


     As of December 31, 2002, the Company had 18,026 employees considering all of its industrial units. From this total, 72.0% are in Brazil and the remainder in units in South and North America, with 456 and 4,592 employees, respectively. The number of employees in Brazil has grown considerably in the last year due to the full consolidation of Acominas, which currently employs 3,826 workers. In North America, the increase in the number of employees results from the incorporation of employees from the former Co-Steel to Gerdau AmeriSteel .

Additional information regarding employees matters are described in Item 6
- Directors, Senior Management and Employees.

OTHER BUSINESSES

SEIVA S.A. - FLORESTAS E INDUSTRIAS

     Seiva was created on December 29, 1971 with the aim to implement reforestation projects as established by decree 1134/70. The development, implementation, and maintenance of reforestation projects are carried out by Seiva's 47 employees (as of December 2002).

     The Company owns pine and eucalyptus forests. Since 1971, Gerdau has been planting these forests, which translates into tax advantages and fulfillment of environmental requirements applicable to users of charcoal furnaces. Eucalyptus wood is used as raw material in the production of coal, employed in blast furnaces of units producing pig iron.

DONA FRANCISCA ENERGETICA S.A.

     Dona Francisca Energetica S.A. (DFESA) is a company that generates electricity through the Dona Francisca hydroelectric power station located in central Rio Grande do Sul. It has a nominal capacity of 125 MW.

     DFESA is a company whose objective is to meet the obligations of Dona Francisca shareholders concerning the operation, maintenance and optimal use of the energy potential at the Dona Francisca Hydroelectric Plant.

     Along with the state utility Companhia Estadual de Energia Eletrica - CEEE, Dona Francisca shareholders participate in a consortium (Consorcio Dona Francisca) constituted in accordance with contract number CEEE/9700295 of March 13, 1997. Dona Francisca Energetica has , after the acquisition of an additional interest in early 2003 by Gerdau S.A., the following shareholders: Gerdau S.A. (51.8%), Companhia Paranaense de Energia - COPEL (23.0%), Celesc (23.0%), and Engevix (2.2%).

BRADLEY STEEL PROCESSORS INC.

     It is a 50% joint venture with Buhler Industries Inc., which processes super light beams.

SSS/MRM GUIDE RAIL

     It is a 50% joint venture with Monteferro S.p.A., which processes MRM's guide rail sections for elevator manufactures.

GALLATIN STEEL

     Gallatin Steel's steel-making plant is located in Gallatin County, Kentucky, 40 miles southwest of Cincinnati, on a 1,000-acre site that Gallatin Steel owns. The location is convenient to barge, rail, and highway transportation. Gallatin operates a direct current twin-shell electric arc furnace with a ladle arc refining unit, a thin slab caster, a high-speed tandem rolling mill and a cut-to-length operation. Gallatin is a 50% joint venture with Canadian steel maker Dofasco. Gallatin Steel is the only Gerdau AmeriSteel mill that produces flat rolled sheet, which is used in the construction, automotive, appliance, machinery, equipment and packaging industries.

C. ORGANIZATIONAL STRUCTURE

CAPITAL STRUCTURE

DISTRIBUTION OF SHARES
(% of participation in total capital as of December 31, 2002)
                SHAREHOLDER                  ORDINARY SHARES     TOTAL SHARES
Metalurgica Gerdau and other Gerdau              89.78%             51.48%
Companies
Brazilian Institutional Investors                 0.02%             12.95%
Foreign Institutional Investors                   1.48%             18.94%
Public                                            8.72%             16.63%

     The figure above presents the distribution of shares at Gerdau S.A. as of December 31, 2002. Of the Company's total capital stock 48.5% was held by institutional investors, of which 13.0% were Brazilian investors. Foreign institutional investors held a 18.9% stake and small investors, 16.6%. Gerdau S.A. is controlled by the Gerdau family through the holding company Metalurgica Gerdau S.A. and other companies. In December 2002, Metalurgica Gerdau S.A. held 44.9% of Gerdau S.A., and Santa Felicidade Comercio, Importacao e Exportacao de Produtos Siderurgicos Ltda., other companies of Gerdau family held the remaining 6.6% of the 51.5% controlling block.

     The changes that took place between the end of fiscal year 2002 and the filing of this document concerning the distribution of shares are described in "Item 8 - Significant Changes."

SHAREHOLDER STRUCTURE - MAIN COMPANIES

     In 1995, Gerdau underwent a restructuring process, completed in 1997. As part of this process, 28 companies then comprising the Gerdau group were merged. In addition, the six publicly listed companies were consolidated into two:
Gerdau S.A. and the holding Metalurgica Gerdau S.A., which resulted in greater transparency in the relationship with the capital market.

CAPITAL STRUCTURE - MAIN COMPANIES
(Direct and indirect % of participation)

GERDAU S.A.                                          STAKE - TOTAL CAPITAL
Shareholers
Metalurgica Gerdau S.A.                              45%
Other                                                55%

SEIVA S.A.                                           STAKE - TOTAL CAPITAL
Shareholders
Gerdau S.A.                                          96%
Other                                                4%

ACOMINAS S.A.                                        STAKE - TOTAL CAPITAL
Shareholders
Gerdau S.A.                                          79%
Other                                                21%

GERDAU INTERNACIONAL LTDA.                           STAKE - TOTAL CAPITAL
Shareholders
Gerdau S.A.                                          100%

GERDAU AZA S.A.                                      STAKE - TOTAL CAPITAL
Shareholders
Gerdau Internacional                                 100%

GERDAU LAISA S.A.                                    STAKE - TOTAL CAPITAL
Shareholders
Gerdau Internacional                                 99%
Other                                                1%

SIPAR ACEROS S.A.                                    STAKE - TOTAL CAPITAL
Shareholders
Gerdau Internacional                                 38%
Other                                                62%

GERDAU AMERISTEEL CORP.                              STAKE - TOTAL CAPITAL
Shareholders
Gerdau Internacional                                 74%
Other                                                26%

GERDAU AMERISTEEL US INC                             STAKE - TOTAL CAPITAL
Shareholders
Gerdau AmeriSteel Corp.                              100%

GERDAU AMERISTEEL MRM SPECIAL SECTIONS               STAKE - TOTAL CAPITAL
Shareholders
Gerdau AmeriSteel Corp.                              100%

GERDAU AMERISTEEL CAMBRIDGE.                         STAKE - TOTAL CAPITAL
Shareholders
Gerdau AmeriSteel Corp.                              100%

GERDAU AMERISTEEL PERTH AMBOY                        STAKE - TOTAL CAPITAL
Shareholders
Gerdau AmeriSteel Corp.                              100%

GERDAU AMERISTEEL SAYREVILLE                         STAKE - TOTAL CAPITAL
Shareholders
Gerdau AmeriSteel Corp.                              100%

GALLATIN STEEL                                       STAKE - TOTAL APITAL
Shareholders
Gerdau AmeriSteel Corp.                              50%

     The table below shows the main companies and investments maintained directly or indirectly by Gerdau as of December 31, 2002:


                                                            STAKE IN       STAKE IN
                 COMPANY                                     VOTING     TOTAL CAPITAL
                                              COUNTRY        CAPITAL

Armafer Servicos de Construcao Ltda.      Brazil                   100%           100%
Gerdau GTL Spain (GTL)                    Spain                    100%           100%
Gerdau AZA S.A.                           Chile                    100%           100%
Aceros COX S.A.                           Chile                    100%           100%
Gerdau Internacional Empreendimentos      Brazil                   100%           100%
Ltd.
Seiva S.A - Florestas e Industrias        Brazil                   100%            96%
Gerdau Laisa S.A.                         Uruguay                   99%            99%
Aco Minas Gerais - Acominas               Brazil                    79%            79%
Gerdau AmeriSteel Corp.                   Canada                    74%            74%
AmeriSteel Corp.                          USA                       74%            74%
Ameristeel Bright Bar Inc.                USA                       74%            74%
Gerdau AmeriSteel Cambridge Inc.          Canada                    74%            74%
Gerdau AmeriSteel MRM Special Sections    Canada                    74%            74%
Inc.
Gerdau AmeriSteel Perth Amboy Inc.        USA                       74%            74%
Gerdau AmeriSteel Sayreville Inc.         USA                       74%            74%
Gallatin Steel Co.                        USA                       50%            50%
Sipar Laminacion de Aceros (Sipar)        Argentina                 38%            38%
Sociedad Industrial Puntana S.A. - Sipsa  Argentina                 38%            38%
Dona Francisca Energetica S.A.            Brazil                    22%            22%

D. PROPERTY, PLANTS AND EQUIPMENT

     The principal properties of Gerdau consist of installations for the production of steel, rolled products and drawn products. The following is a list identifying the location, capacity and type of installation, as well as the types of products manufactured:



LOCATION OF PLANTS, CAPACITIES, EQUIPMENT AND PRODUCTS
(thousand tons/year)

                          CAPACITY                   CAPACITY      CAPACITY
 LOCATION OF PLANTS     PIG IRON AND    CAPACITY      ROLLED         DRAWN
                        SPONGE IRON   CRUDE STEEL    PRODUCTS      PRODUCTS               EQUIPMENT                     PRODUCTS
                                                                                                               Billets, blooms,
                                                                                                               slabs, rebar,
                                                                                                               merchant bars,
                                                                                                               metallic rail ties
ACOMINAS                 -              3,000        740           -             Integrated with blast furnace and structural shapes
GERDAU  - Brazil         1,356          4,374        4,071         897           -                             -
                                                                                 EAF mini-mill, rolling mill,  Rebar, merchant bars,
Aconorte                 -              230          270           91            drawing mill, nail and clamp  wire rod, drawn
                                                                                 factory                       products and nails
Barao de Cocais          330            330          198           -             Integrated/blast furnace, LD  Rebar, merchant bar
                                                                                 converter and rolling mill
Cearense                 -              120          120           -             EAF mini-mill, rolling mill   Rebar, merchant bar
                                                                                 EAF mini-mill, rolling mill,  Rebar, merchant bars,
Cosigua                                                                          drawing mill, nail and clamp  wire rod, drawn
                         -              1,404        1,510         284           factory                       products and nails
                                                                                 Integrated/blast furnace,
Divinopolis                                                                      EOF converter and rolling
                         336            600          456           -             mill                          Rebar, merchant bar
Guaira                   -              390          167           -             EAF mini-mill, rolling mill   Billet, rebar,
                                                                                                               merchant bar
Piratini                 -              310          380           -             EAF mini-mill, rolling mill   Specialty steels
                                                                                 EAF mini-mill, rolling mill,  Rebar, merchant bars,
Riograndense             -              390          470           172           drawing mill, nail and clamp  wire rod, drawn
                                                                                 factory                       products and nails
                                                                                 Integrated with DRI, EAF
Usiba                    450            600          500           -             mini-mill, rolling mill,      Rebar, merchant bars,
                                                                                 drawing mill                  wire rod, drawn
                                                                                                               products
Contagem                 240            -            -             25            Blast furnace                 Pig iron
Cotia                    -              -            -             72            Drawing mill                  Wire
Cumbica                  -              -            -             130           Mesh factory and drawing mill Welded mesh and wire
Sao Jose dos Campos      -              -            -             123           Drawing mill                  Wire
BRAZIL                   1,356          7,374        4,811         897           -                             -
AZA                      -              360          440           -             EAF mini-mill, rolling mill   Rebar, merchant bar
Laisa                    -              70           72            -             EAF mini-mill, rolling mill   Rebar, merchant bar
SOUTH AMERICA            -              430          512           -             -                             -
Cartersville             -              780          544           -             EAF mini-mill, rolling mill   Merchant bar
Charlotte                -              417          363           -             EAF mini-mill, rolling mill   Rebar, merchant bar
Jacksonville             -              580          558           -             EAF mini-mill, rolling mill   Rebar and wire rod
Knoxville                -              413          454           -             EAF mini-mill, rolling mill   Rebar
W. Tennessee             -              607          544           -             EAF mini-mill, rolling mill   Rebar, merchant bar
Lasco                    -              872          998           -             EAF mini-mill, rolling mill   Rebar, merchant bar
                                                                                                               and profiles s
Raritan                  -              817          907           -             EAF mini-mill, rolling mill   Wire rod products
Sayerville               -              726          544           -             EAF mini-mill, rolling mill   Rebar, merchant bar
Cambridge                -              326          295           -             EAF mini-mill, rolling mill   Rebar, merchant bar
MRM Special Sections     -              349          299           -             EAF mini-mill, rolling mill   Special sections
NORTH AMERICA            -              5,887        5,506         -             -                             -
GERDAU TOTAL             1,356          13,691       10,829        897           -                             -

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        A. OPERATING RESULTS

BRAZILIAN ECONOMIC ENVIRONMENT.

     Gerdau's results and its financial condition are dependent on Brazil's general economic condition and particularly on (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and (iii) exchange rates between Brazilian and foreign currencies.

     For many years, Brazil experienced high rates of inflation the effect of which was a progressive decline in purchasing power for the vast majority of the Brazilian population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the real in July 1994, the rate of inflation in Brazil has decreased dramatically (see table below). In addition, there has been economic growth after the implementation of the Real Plan, with GDP in Brazil increasing by 0.2% in 1998, 0.8% in 1999, 4.4% in 2000, 1.4% in 2001and 1.5% in 2002.

     Under Brazilian GAAP and corporate law, the UFIR (Fiscal Reference Unit) was used as the index in high inflation times for inflation adjustment in the preparation of financial statements for periods through December 31, 1995. However, Federal Law 9,249, enacted on December 26, 1995, abolished the prior Brazilian price-level restatement system effective January 1, 1996 for corporate law purposes and for reporting public companies, although the CVM allows companies to prepare financial statements in accordance with the constant currency method and any general price index may be used for such restatement.

     The following table sets forth Brazilian inflation and the devaluation of Brazilian currency against the U.S. dollar for the periods shown. For a discussion on the decision of the Central Bank, in January, 1999, to allow the real to float freely in the foreign exchange markets and its subsequent devaluation, see "Item 10.D. Exchange Controls - Exchange Rates."

                          January to April           Year ended December 31,
                          -----------------   ---------------------------------------
                                      2003          2002          2001          2000
                                      ----          ----          ----          ----
Inflation (INPC base)                6.84%        14.74%         9.44%         5.27%
Inflation (IGP-M)                    7.24%        25.30%        10.37%         9.96%
Devaluation    (R$    vs.         (18.21%)        52.27%        18.67%         9.30%
U.S.$)

     The devaluation of the Brazilian currency in 2002 was a consequence of the interaction of a few key variables. Noteworthy are the impact of the imbalances of the economy of Brazil's largest trading partner Argentina along with incidents such as the terrorist attack in September 2001, in the United States which made some international investors look for more secure markets.

     The impact of devaluation on Gerdau's business is essentially the possibility of further reducing revenues due to a slowdown of the Brazilian economy as a result of an increase in domestic interest rates. However, it is important to note that Gerdau S.A. has almost 40% of its operations abroad, which provides it with a natural protection. This ensures some counter balancing effect that minimizes the impact of any devaluation of the real on the operational side and that of the U.S. dollar-based portion of the Gerdau S.A.'s indebtedness.

EFFECTS ON DEMAND.

     During the high inflation period there was a gap in frequency as well as in readjustment indices between price increases and corresponding salary raises, which eroded purchasing power. This gap was significantly reduced by the recent low inflation indices and increased consumer demand.

     The recent devaluation of the Brazilian currency has had a significant impact on the economy. Nonetheless, the expected negative impact - i.e., higher inflation, negative GDP - was not as severe as anticipated. In fact, the recovery process was significantly faster than it was thought possible. This, however, is no guarantee of future performance of the country's economy.

SEASONAL VARIATION

     The Company's sales are not subject to meaningful seasonal variation. Its performance is more dependent on the development of the segments that compose the GDP in the countries where Gerdau operates. In terms of shipments, in Brazil, the second and third quarters are stronger than the others. In North America, the influence in demand is marked by the winter period. Increased consumption of electrical power and heating sources (i.e., natural gas) compounded by the harshness of weather conditions, contributes to increase costs, decrease construction and therefore affects the Company's sales.

RESULTS OF OPERATIONS

     The table below contains information expressed in percentage of different lines per net sales revenue, under U.S. GAAP, for the following years:

------------------------------------------------------------------------------------------
                                                Fiscal year ending December 31,
                                            2002              2001             2000
------------------------------------------------------------------------------------------
Net Sales Revenue                           100.0%           100.0%           100.0%
Cost of Goods Sold                         (71.9%)          (71.7%)          (74.3%)
Gross Profit                                 28.0%            28.3%            25.7%
Sales Expenses                              (3.5%)           (4.4%)           (4.1%)
General and Administrative Expenses         (6.8%)           (7.5%)           (7.7%)
Operating Profit                             17.8%            16.3%            14.0%
Net Income                                    7.1%             7.0%             6.8%
------------------------------------------------------------------------------------------

     The table below contains information about revenues and expenses, under U.S. GAAP, per market segment for the following years:

-------------------------------------------------------------------------------------------
                              Fiscal Year Ended on December 31,      Percentage Variation
                              2002           2001          2000      2002-2001  2001-2000
-------------------------------------------------------------------------------------------
Net Sales Revenue
   Civil Construction      1,469,217      1,137,081     1,270,101      33.7%     (13.5%)
   Manufacturing           1,567,164      1,065,753     1,163,835      52.7%     (11.5%)
   Other                     228,545        198,304       242,778      19.2%     (21.1%)
-------------------------------------------------------------------------------------------
Total                      3,264,926      2,401,138     2,676,714      40.7%     (13.3%)
-------------------------------------------------------------------------------------------

Cost of Goods Sold
   Civil Construction     (1,057,336)     (832,811)     (932,085)      33.2%     (14.8%)
   Manufacturing          (1,127,825)     (765,886)     (854,101)      54.5%     (14.5%)
   Other                    (164,475)     (123,531)     (178,167)      39.7%     (33.9%)
-------------------------------------------------------------------------------------------
Total                     (2,349,636)   (1,722,228)    (1,964,353)     43.1%      16.4%
-------------------------------------------------------------------------------------------

Gross Profit
   Civil Construction        411,880        304,270       338,015      35.0%      (9.7%)
   Manufacturing             439,339        299,867       309,735      46.5%      (3.2%)
   Other                      64,071         74,773        64,611     (13.3%)     14.4%
-------------------------------------------------------------------------------------------
Total                        915,290        678,910       712,361      34.8%      (4.7%)
-------------------------------------------------------------------------------------------

Operating Profit
   Civil Construction        261,337        160,380       183,642      62.9%     (12.7%)
   Manufacturing             278,760        179,920       168,278      54.9%       6.9%
   Other                      40,653         51,701        35,103     (21,4%)     47,3%
-------------------------------------------------------------------------------------------
Total                        580,750        392,001       387,023      48.15%      1.3%
-------------------------------------------------------------------------------------------

Financial Income             100,350         55,002        57,324     (82.4%)     (4.0%)
Financial Expense           (424,147)      (238,269)     (243,477)    (78.0%)     (2.1%)

-------------------------------------------------------------------------------------------
Total                        231,827        167,353       188,558      38.5%     (11.2%)
-------------------------------------------------------------------------------------------

     The following table shows cost for goods sold, excluding freight costs, during 2002, 2001 and 2000 expressed in percentage of net sales revenue:


-----------------------------------------------------------------------------------------
                                                 Breakdown of Costs of Goods Sold
                                                2002            2001           2000
-----------------------------------------------------------------------------------------
Raw materials                                   53%            51%              53%
Direct labor costs                              13%            14%              13%
                                          -----------------------------------------------
                       Total direct costs       66%            65%              66%

Indirect labor costs                             5%             5%               5%
Third party services                             7%             7%               7%
Depreciation                                     9%             9%               9%
Power and electricity                           10%             9%               8%
Other                                            3%             5%               4%
                                          -----------------------------------------------
                     Total indirect costs       34%            35%              33%
                                          -----------------------------------------------
                              Total costs      100%           100%             100%
-----------------------------------------------------------------------------------------


FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 2001

     Results of the year of 2002 reflected the consolidation of Acominas and of the Co-Steel operations since their respective dates of acquisition. Other factors that have contributed to the performance of the year were the improved level of activity at Acominas after the accident that happened in March and lasted until September, the better conditions of the Chilean market and the increase in exports.

NET SALES REVENUE

     Net consolidated revenues in 2002 reached US$ 3.3 billion from US$ 2.4 billion in 2001, presenting a growth of 35.9%, resulted from an increase of 37.7% in physical sales and a decrease of 1.8% in average prices. The average net price was US$ 371.7/ton in 2002, down from US$ 378.6/ton in 2001. Roughly 59% of net revenue came from Brazilian and 41% came from the Company's foreign operations. The consolidation of Acominas and Co-steel represents22.6% of the consolidated volume of sales.

COST OF SALES AND GROSS PROFITS

     The effort to reduce costs and to improve productivity of equipment has compensated for the increase in the prices of certain raw materials throughout the year. The main culprits were scrap and pig iron. This allowed for a gross margin of 28.03% in the year of 2002, compared to 28.27% in 2001. Gross profit reached US$ 915.3 million in 2002 from US$ 678.9 million in 2001, an increase of 34.8%. During the year 2002 some subsidiaries in North America reassessed the useful life of certain property reducing depreciation expense by approximately US$ 3.2 million.

OPERATING INCOME

     Lower operating expenses (sales and marketing expenses, general and administrative expenses) resulted in a higher operating income in 2002 against 2001. Operating income reached US$ 580.8 million in 2002, an increase of 48.2% compared to the last year. Operating margin went to 17.79%, up from 16.32%.

FINANCIAL EXPENSES AND FINANCIAL REVENUE

     Net financial expenses increased 76.7% reaching US$ 323.7 million. This increase can be explained by the higher amount of net exchange loss accounted in the period (US$ 131.7 million in 2002 versus US$ 71.8 million in 2001) and the higher indebtedness resulting from the consolidation of the Co-Steel operations and the purchase of a stake in Acominas. The stronger devaluation of the real was the main reason for the increase in the exchange losses.

EQUITY PICKUP

The negative equity pickup of US$ 10.1 million in 2002 was mainly caused by the losses in Dona Francisca Energetica S.A. and Sipar Acersos S.A..

PROVISION FOR INCOME TAX

     In 2002, the provision for income tax of US$ 6.6 million represents a decrease of US$ 48.1 million with respect to the loss recorded in 2001. The main reasons for the decrease are increased amount of tax benefits resulting from distribution of interest on capital stock, the recognition of deferred tax income through the reversal of valuation allowance at Acominas and higher levels of non-taxable income.

NET INCOME

     The consolidated net income reached R$ 231.8 million in 2002, a result 38.5% greater than that of the last year, with net margin was 7.10% up from 6.96% in 2001. It is worthwhile mentioning that the Brazilian operations contributed with US$ 209.7 million, North America with US$ 11.1 million and South America with US$ 11.0 million.


FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 2000

NET SALES REVENUE

     The consolidated net revenue of US$ 2.4 billion decreased 13.3 % mainly due to the devaluation of the real and to lower prices in the United States. Roughly 60% of net revenue comes from Brazilian operations, and the real devalued 18.7% during the year. The average net price in the United States was U.S.$ 375/ton down from US$ 388/ton. Physical sales reached 6.4 million tons in line with the previous year.

COST OF SALES AND GROSS PROFITS

     Cost of sales decreased 16.3% reaching US$ 1.7 billion. This reduction is explained by the devaluation of the Brazilian currency and by gains in productivity achieved due to technological updating and the reallocation of production among the several plants in Brazil. Especially due to these gains, gross margin went up to 28.27% from 25.70%. Gross profit totaled US$ 678.9 million, a 4.7% decrease when compared to 2000.

OPERATING INCOME

     Operating income of US$ 392.0 million was slightly higher than last year. The reduction in operating expenses was enough to compensate the reduction in gross profit. Moreover, operating margin went to 16.32%, up from 13.96%.

FINANCIAL EXPENSES AND FINANCIAL REVENUE

     Net financial expenses decreased 1.6% reaching US$ 183.3 million. This decrease can be explained by the higher amount of exchange losses accounted for in the period (US$ 50.3 million in 2000 versus US$ 71.8 million in 2001). The stronger devaluation of the real was the main reason for the increase in exchange losses. The exchange losses would have been higher if the Company had not taken protection through use of swap contracts in the amount of US$ 325 million of its debt exposure during 2001.

EQUITY PICKUP

     Equity pickup reached US$ 18.3 million in 2001, down from US$ 34.0 million in 2000. The reduction occurred due to the lower results obtained by Acominas as a consequence of the 40-day shut-down of the blast furnace for refurbishment and technological updating.

PROVISION FOR INCOME TAX

     In 2001, the provision for income tax of US$ 54.6 million exceeded by US$ 9 million the provision in the previous year due to better results of the Brazilian operations.

NET INCOME

     Net income of US$ 167.3 million decreased 11.2% in 2001 compared to 2000. Results were adversely affected by: i) the devaluation of the Brazilian currency, ii) lower results in North America and iii) lower results from the subsidiary Acominas.

B. CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both (1) important to the portrayal of the financial condition and results of the Company and (2) require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In connection with the preparation of the financial statements included in this annual report, management has relied on variables and assumptions derived from historical experience and various other factors that management deems reasonable and relevant. Although these estimates and assumptions are reviewed by management in the ordinary course of business, the portrayal of the financial condition and results of operation often requires management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates we have included comments related to each critical accounting policy described as follows:

     o revenue recognition and allowance for doubtful accounts;
     o future income taxes;
     o pension and post-retirement benefits;
     o environmental liabilities; and
     o derivative financial instruments

     The consolidated financial statements presented in this annual report were prepared according to accounting principles generally accepted in the United States of America. The preparation of the financial statements included in this annual report, necessarily involves certain assumptions, which are derived from historical experience and various other factors deemed reasonable and relevant. Although management reviews these estimates and assumptions in the ordinary course of business, the portrayal of the financial condition and results of operation of the Company often requires management to make judgments regarding the effects on the financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. If the financial condition of customers was to deteriorate, resulting in the impairment of their ability to make payments, additional allowance may be required.

FUTURE INCOME TAXES

     The liability method of accounting for income taxes is used whereby future income taxes arising from temporary differences between the book value of assets and liabilities and their respective tax value. Future income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.. A valuation allowance is recorded to the extent the recoverability of the future income tax assets is considered more likely than not. Future taxable income may be higher or lower from estimates taking into account when determining the need for and the amount of the valuation allowance.

PENSION AND POST-RETIREMENT BENEFITS

     The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets, adopting the following policies:

     o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is an estimate of the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of obligations;

     o    Pension assets are valued at fair market value;

     o Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment;

     o The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees;

     o A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits several statistical and other factors, which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, future increase in health-care costs and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

ENVIRONMENTAL LIABILITIES

     The Company has reserved for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to manage all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

Derivatives and Financial Instruments

     The Company applies SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended and interpreted.

     Derivative financial instruments include cross-currency interest rate swaps entred into by the companies operating in Brazil mainly to swap fixed-rate debt denominated or indexed into U.S. dollars to reais variable rate debt. The swaps are recognized on the balance sheet at fair value and adjustments to fair value are recorded through income. Such cross-currency interest rate swaps are not traded derivatives and have been entered with different financial institutions in Brazil. The Company values such instruments considering quotations obtained from market participants and following a internally developed methodology that considers the forward rate of exchange of the real against the U.S. dollar and interest rates in Brazilian reais which are prevailing as of the date of measurement. The Company understands that quotations obtained are reasonable when compared with information on similar financial instruments trated in the Bolsa de Mercadorias & Futuros (BM&F) and that the internally developed valuation methodology is consistent with methodologies used by other participants in the swap market in Brazil and its results reasonably reflects the amount that would be paid or received to settle the swap on the valuation date. However, intense volatility in the foreign exchange and interest rate markets in Brazil observed during 2002 has determined significant changes in forward rates and interest rates over very short periods of time generating significant changes in the fair value of such cross-currency interest rate swaps over a short- period of time. Therefore, the fair value recognized in our financial statements may not necessarily represent the amount of cash that we would received or pay, as appropriate, if we settle the transaction on December 31, 2002. As of December 31, 2002 the unrealized gain on cross-currency interest rate swaps amounted to US$ 51,858.

C. LIQUIDITY AND CAPITAL RESOURCES

     The net cash generated by operating activities totaled US$ 266.7 million, US$ 395.4 million and US$ 350.5 million for the years ended December 31, 2000, 2001 and 2002, respectively, totaling US$ 1,012.6 million. Net cash generated by operating activities was one of the main sources of liquidity utilized by the Company. Short and long-term financing agreements aggregated US$ 1,885.4 million in the period, contributing US$ 421.8 million in 2000, US$ 377.6 million in 2001 and US$ 1,086.0 million in 2002, toward the Company's liquidity needs. Sales of disposed fixed assets generated total proceeds of US$ 48.7 million for the years of 2000, 2001 and 2002.

     In 2002, the main uses of capital resources were: US$ 185.9 million in fixed assets, US$ 824.9 million in short and long term debt payments and US$
74.3 million in payment of dividends. In 2001, the main uses of capital resources were: US$ 244.0 million in fixed assets, US$ 436.6 million in short and long-term debt payments and US$ 64.4 million in payment of dividends. In 2000, the main uses of capital resources were: US$ 264.8 million in fixed assets, US$ 348.4 million in short and long-term debt payments and US$ 58.9 million in payment of dividends. The amount of resources invested in fixed assets from 2000 to 2002 (US$ 694.7 million) was used for modernization and technological update of the Company's industrial plants and subsidiaries.

     From December 31, 2001 to December 31, 2002 net working capital decreased by U.S.$ 314.2 million, from US$ 250.6 million in 2001 to negative amount of US$
63.6 million in 2002. This decrease was primarily due to a increase in current liabilities, mainly short-term debt, current portion of long-term debt and trade accounts payable caused by the consolidation of Acominas and Co-Steel.

INDEBTEDNESS AND FINANCIAL STRATEGY

     The loans taken by the Company are basically intended to finance investments in fixed assets, both for the modernization and technological update of the plants and for the expansion of installed capacity, for the financing of working capital, for the purchasing of stakes in other companies such as Acominas, and, depending on market conditions, for short-term financial investments.

     The balance of loans totaled US$ 1,899.4 million and US$ 1,198.1 million at December 31, 2002 and 2001, respectively. On the same dates, the balance of short-term financial investments and cash totaled US$ 423.2 million and U.S.$
333.9 million, respectively.

     Total debt reached US$ 2,100.1million in 2002, up from US$ 1,294.3 million in 2001. Net debt increased from US$ 960.4 million in 2001, to US$ 1,676.9 million in 2002 due to mainly short-term debt and current portion of long-term debt caused by the consolidation of Acominas and Co-Steel.

     Net financial expenses were, respectively, US$ 183.3 million and US$ 323.8 million in 2001 and 2002, respectively.

     The following table lists the indebtedness profile of the Company as of December 31, 2002 and 2001 (in thousands of US dollars):

                                                 2002          2001
                                                 -----------------------------
SHORT TERM:
Short-term debt:
Debt denominated in reais                        42,974        372
Debt denominated in foreign currency             664,404       370,967
                                                 -----------------------------
Total short term debt                            707,378       371,339
Current portion of long-term debt:
Debt denominated in reais                        84,569        45,342
Debt denominated in foreign currency             312,846       150,810
                                                 -----------------------------
Total current portion of long-term debt          397,415       196,152
Debentures                                       -             2,018
Short-term debt plus current portion of          1,104,793     569,509
   long-term debt and debentures
LONG TERM:
Long-term debt, less current portion:
Debt denominated in reais                        118,248       141,833
Debt denominated in foreign currency             676,323       488,803
                                                 -----------------------------
Total long term debt                             794,571       630,636
Debentures                                       200,766       94,204
                                                 -----------------------------
SUBTOTAL                                         995,337       724,840
Long-term debt, parent company                   -             461
                                                 -----------------------------
Long-term debt, plus debentures and parent       995,337       725,301
company
                                                 -----------------------------
TOTAL DEBT                                       2,100,130     1,294,810
Short-term investments and cash                  423,206       333,897
                                                 -----------------------------
NET DEBT:                                        1,676,924     960,913
                                                 =============================

On December 31, 2002 the Company's indebtedness was subject to the following terms and conditions:

SHORT TERM:

     In 2002, the Company's short-term debt went up to US$ 707.4 million. Of this total, US$ 43.0 were relates to financing in reais and US$ 664.4 million relates to financing in foreign currencies. Additionally, the Company will have to pay the current portion of long-term debt and debentures in the amount of US$
397.4 million, of which US$ 84.6 million relates to financing in reais and US$
312.8 million relates to financing in foreign currencies.

LONG TERM:

     Long-term debt totaled US$ 995.3 million on December 31, 2002. US$ 794.6 million of this debt is comprised of loans from financial institutions of which US$ 118.3 million of which is denominated in reais and US$ 676.3 million is denominated in foreign currency. Of the total long-term debt, US$ 200.8 million refers to debentures denominated in reais.

     Of the loans denominated in foreign currency, U.S.$ 676.3 million, approximately 32.8% were contracted by the Company in Brazil and 67.2% by the Company's foreign subsidiaries.

     Long-term debt cost information is described at the note 13 of the Financial Statements - "Long-term debt and debentures". For additional information, see Item 11 - Quantitative and qualitative disclosures about market risks.


     On August 9, 2002 the Company issued Debentures in the amount of R$ 300 million, with maturity on November 1, 2011. The Debentures are denominated in Brazilian reais and bear variable interest based on the CDI (Brazilian Interbank deposit rates). The Company is required to fulfill the following covenants:

     1. To maintain the ratio between its Consolidated debt and consolidated EBITDA (EBITDA as per Gross profit minus Sales and marketing expenses minus General and administrative expenses plus Depreciation and amortization) at no more than 4.0x;

     2. To maintain the Consolidated EBITDA (EBITDA as per Gross profit minus Sales and marketing expenses minus General and administrative expenses plus Depreciation and amortization) to Net Financial Expenses ratio (EBITDA/Consolidated Net Financial Expenses ratio) at least at 2.0x.

     In January 1999, the Company assumed the debt related to the Eurobonds issued by Metalurgica Gerdau, for U.S.$ 130.0 million, maturing on May 26, 2004, which were partially redeemed on May 26, 1999.

     The Company is subject to limitations on the incurrence of indebtedness, the granting of encumbrances on its properties and on the payment of dividends under certain circumstances, under the instruments defining creditors rights for its debentures, its Banco Nacional de Desenvolvimento Economico e Social - BNDES ("BNDES") financing, Eurobonds issued by Metalurgica Gerdau S.A. in 1996 and assumed by the Company and scheduled to mature in 2004, and due to the acquisition of Ameristeel.

     The Company's public debentures prohibit the payment of dividends in excess of 30% of distributable net profits, if after giving effect to such distributions the Company's long-term liabilities exceed more than 1.5 times its net worth and its current assets are less than its current liabilities.

     The 1996 Eurobonds limit consolidated financial indebtedness to no greater than four times Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA as per Gross profit minus Sales and marketing expenses minus General and administrative expenses plus Depreciation and amortization).

     The Company's indebtedness to the BNDES requires that the current liquidity ratio (consisting of current assets divided by current liabilities) be at least
1.3 and that financial debt divided by Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA as per Gross profit minus Sales and marketing expenses minus General and administrative expenses plus Depreciation and amortization) be less than five. These agreements also contain negative covenants, subject to customary exceptions.

     Gerdau Steel, Inc., the Canadian subsidiary of Gerdau S.A. responsible for the financing of the acquisition of Ameristeel, is required to fulfill the following covenants:

     1.   Current liquidity ratio of 1.0 or greater;

     2.   Debt service coverage ratio greater than 1.0;

     3.   Interest coverage greater than 2.0,

     4. Total debt over EBITDA less than 2.75 until September 2002 and 2.0 after September 2002.

     5. Term debt over capitalization not greater than 0.55 through December 31, 2001 and not greater than 0.4 after this date.

     6. Tangible net worth of Canadian companies in the Group greater than $110 million plus 50% of cumulative consolidated net income.

     The Company agrees to furnish a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

     All covenants described above are based on financial statements prepared in accordance with local Corporate Laws, for the operations contracted by the Brazilian companies and by the companies abroad, such as

Gerdau Steel Inc. As per December 31, 2002 management believes that the Company was in full compliance regarding such debt covenants and other conditions of the debt described above.

     On December 31, 2002, the Company's long-term debt and debentures (including current portion) totaled US$ 1,392.8 million. Of this balance, US$
347.5 million (24.9%) was denominated in Brazilian reais and US$ 1,045.3 million (75.1%) was denominated in U.S. dollars.

     With the purpose of protecting itself from the fluctuations of the Brazilian currency against the U.S. dollar and changes in interest rates on its debt in foreign currency incurred in Brazil, Gerdau entered into cross-currency interest rate swaps through which Gerdau receives U.S. dollars, generally accruing interest at fixed rates, and pays Brazilian reais accruing interest at rates based on the CDI (Brazilian Interbank deposit rates). As of December 2002, the total amount swapped was US$ 973.2 million of which US$ 188.9 million has been treated, pursuant to EITF No. 02-02 on a combined basis as if the loans had been originally denominated in reais pursuant Part of the Company's cash flow from operations is denominated in Brazilian reais and U.S. dollars. See Note 19
- Derivatives Instruments. Such cash flows from operations may be utilized to service this debt. There can, however, be no assurance that cash flows from operations will be sufficient to service the foreign currency denominated debt obligations, which are denominated principally in U.S. dollars. Consequently, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition and results of operations. See Item 3.D - Key Information.

     The Company's long-term indebtedness to financial institutions will be amortized as follows:

                            U.S.$ million
2004                             367.2
2005                             268.1
2006                              72.6
2007                              79.3
2008 and thereafter              208.2
                                 =====
TOTAL                            995.4
                                 =====

RESERVE FOR CONTINGENCIES.

     On December 31, 2002, the reserve for probable and reasonably estimable contingencies totaled US$ 60.5 million. This is partially backed by legal escrow accounts controlled by the corresponding courts totaling US$ 13.4 million as of that same date.

INVESTMENTS

     In 2002, the principal expansion move was the merger of the Group's North American operations with those of Co-Steel. The operation, concluded in October, resulted in the creation of Gerdau AmeriSteel, the second largest producer of long steel in the region. The transaction involved seven Gerdau units - two in Canada and five in the United States - and Co-Steel's three mills and its stake in the steel-maker Gallatin. The Group holds 74% of the new Company, with other shareholders retaining 26%.

     During 2002, the Group's investments totaled US$ 558.8 million, of which 66.8% went towards the acquisitions/disposition of investments and 33.2% to additions to property, plant and equipment.

     One of the highlights for the year was the new position of Acominas, in which the Group is now the majority stakeholder with a qualified majority under the terms of the stockholders' agreement. In February, an agreement was reached to purchase an additional interest belonging to Agropecuaria Senhor do Bonfim, a company controlled by Banco Economico and to Natsteel, a company that was part of the controlling block. With these two additional acquisitions consummated in February 2002 and October 2002 Gerdau stake reached 78.9%, giving important competitive advantages in terms of operating flexibility and the privileged location of the mill in Ouro Branco, state of Minas Gerais, Brazil.

     In the United States, the Gerdau Group purchased a drawing mill from Republic Technologies International LLC in a public auction. Located in Cartersville, Georgia, the mill has the annual capacity to process 60,000 metric tons of round, square, flat and hexagonal cold drawn bars for industry.

BASIS OF PRESENTATION

     The following analysis is based on and should be read in conjunction with the Company's U.S. GAAP financial statements, including the notes thereto, included elsewhere in this Registration Statement. For certain purposes, such as filing financial statements with the Brazilian Securities Commission, and determining dividend payments and tax liabilities in Brazil, the Company has been and will continue to be subject to the requirements of Brazilian GAAP, and the Company will continue to prepare financial statements in Brazil in accordance with Brazilian GAAP. The information included in this section (revenues and expenditures) will be presented in dollars according to U.S. GAAP (Notes 2.1 and 2.2 to the financial statements) and should be analyzed in conjunction with the financial statements, where the criteria for translation into dollars of revenues and expenditures as well as the effects of the translation are presented.

REVENUE DENOMINATIONS AND EXCHANGE RATE DEVALUATIONS

     The table below lists the amount of gross revenue from sales denominated in Brazilian reais, Canadian dollars, Uruguayan, Chilean and Argentinean pesos and U.S. dollars in the years indicated.

                                              IN THOUSANDS OF US$

         Brazilian         Canadian          Uruguayan         Chilean        Argentinean         U.S.
           Real       %     Dollar     %       Peso       %     Peso     %       Peso       %    Dollar    %      Total

 2002     2,525,302  68.9    338,841  9.2       19,628   0.5    83,935  2.3             -   -     697,214 19.0   3,664,920
 2001     1,749,414  63.6    244,151  8.9       18,114   0.7    76,060  2.7        16,711  0.6    647,422 23.5   2,751,872
 2000     2,106,759  66.6    253,671  8.0       20,387   0.6    73,173  2.3        32,014  1.1    676,533 21.4   3,162,537

     The Company's costs of sales denominated in currencies of Brazil, United States, Canada, Uruguay and Chile represented 38.7%, 16.0%, 7.7%, 0.3% and 1.5%, respectively, of the Company's consolidated gross revenue from sales for the year ended December 31, 2001. Since the Company's U.S. GAAP financial statements are denominated in U.S. dollars, sales and other financial statement accounts could be adversely affected by a devaluation of a local currency in relation to the U.S. dollar.

     In order to minimize the effect of exchange rate variations on its liabilities, the Company has contracted swap transactions, which were translated into Brazilian reais on the contract date, and are linked to CDI (Interbank deposit rates).


F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                                  Payments due by period
              Contractual Obligations                      Less than                             More than 5
                                               Total       1 year       1-3 years   3-5 years       years

         Long-Term Debt Obligations            1,392,752    397,415     635,313     239,591        120,433
         including debentures

         Operating Lease Obligations              84,351     13,242      20,174      12,840        38,095


         Total                                1, 477,103    410,657     655,487      252,431      158,528

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Gerdau announced its new corporate governance on July 8, 2002 aiming at the broadening the Group's management skills, meeting the demands resulting from growth and greater global competitiveness, guaranteeing the succession process without losing accumulated experience, and increasing disclosure with shareholders and capital markets.

     Seeking to build on its relationship with the market and in keeping up with the best practices in corporate governance, the management of the business is now the responsibility of the Gerdau Executive Committee. This major change to the Company's management structure provides an administrative link between the Board of Directors and the Business' operations.

     Gerdau's management is now structured in the following manner:

BOARD OF DIRECTORS: The Board of Directors is responsible for determining the broad direction of the Group's business, and may have up to ten members. Three independent members are part of the Group's decision-making process.

CORPORATE EXECUTIVE COMMITTEE: Business is carried out by the Gerdau
Executive Committee, the link between the Board of Directors and the Group's operations. Its activities are divided into five business operations, defined on the basis of product line and/or geographical location: Long Steel Products Brazil; Specialty Steel; Acominas; North America and; South America. Each committee member - president and vice presidents - is also responsible for the main functional processes operating vertically throughout the Group, such as finance, accounting, human resources and planning. Committee members work together so as to encourage a greater synergy between operations, and individually with a focus on the management of each business and of functional processes, so as to maximize results.

PROCESSES: The Processes consist of Operational Processes and Support Processes. Operational Processes are those directly connected with the end purposes of the business, such as Marketing and Sales, Industrial Processes, Purchasing, Logistics and Transport and Scrap Purchasing. Support Processes are those which provide backup for the range of processes involved in running of the business as a whole: Strategic Planning - Corporate and Operations, Corporate Communications and Community Relations, Human Resources and Organizational Development, Legal, Finances and Investor Relations, Holdings, Accounting and Audit, Quality Management Systems and Information Technology.

BUSINESS OPERATIONS: The Business Operations are managed by executive officers under the following structure: Acominas; Long Steel Products Brazil; Specialty Steel; North America; South America; Gerdau Forestry (Gerdau Florestal) and; Gerdau Bank (Banco Gerdau). The Executive President is the President of the Gerdau Executive Committee and of the Board of Directors, and the Executive Vice Presidents are also members of the Gerdau Executive Committee. The Business Operations also have the support of a group of 19 executive officers responsible for the Company's operations in Brazil.

EXCELLENCE AND STRATEGY COMMITTEES: The Strategy Committee was created to provide operational support, and consists of executives who contribute to the achievement of growing levels of operational performance. The committee analyzes the Group's current situation and growth opportunities, as well as defining a long-term business focus. The Excellence Committees provide support for functional processes, aiming at of seeking best management practices and encouraging the exchange of know-how between the Group's units.

     The Group's decision-making process and general strategies are guided by the Board of Directors, which may consist of up to ten members, of which three are independent. The members of the Board of Directors are elected at the Shareholders Meeting of voting stock holders for a one-year term. The daily administration of the Company is performed as a whole by the Gerdau Executive Committee, with the support of 19 additional executive officers responsible for the Company's operations in Brazil. The members of the Gerdau Executive Committee and other executive officers are elected at the Board of Directors meeting for a one-year term, renewable by the Board.

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties regarding the election of its administrators.

     There are no pending legal proceedings to which any Board Member or Executive Officer of the Company is a party against to the Company.

     The following table sets forth information with respect to the members of the Board of Directors, the Gerdau Executive Committee and other executive officers of the company.

BOARD OF DIRECTORS

                                                                              YEAR
NAME                                AGE   POSITION                            INITIALLY
                                                                              APPOINTED
Jorge Gerdau Johannpeter             66   Chairman/President                  1983
Germano Hugo Gerdau Johannpeter      70   Vice President                      1983
Klaus Gerdau Johannpeter             67   Vice President                      1983
Frederico Carlos Gerdau              60   Vice President                      1983
Johannpeter
Affonso Celso Pastore                63   Independent Board Member            2002
Oscar de Paula Bernardes Neto        56   Independent Board Member            2002
Andre Pinheiro de Lara Resende       51   Independent Board Member            2002
Expedito Luz                         51   General Secretary                   2002

EXECUTIVE OFFICERS
                                                                              CURRENT
NAME                                 AGE  TITLE                               POSITION
                                                                              HELD SINCE
Jorge Gerdau Johannpeter             66    Chairman/President                  1983
Frederico Carlos Gerdau              60    Senior Executive Vice President     1983
Johannpeter
Carlos Joao Petry                    61    Senior Executive Vice President     2002
Andre Bier Johannpeter               39    Executive Vice President            2002
Paulo Fernando Bins de               57    Executive Vice President            2002
Vasconcellos
Osvaldo Burgos Schirmer              52    Executive Vice President and IR     2002
                                           Director
Claudio Johannpeter                  39    Executive Vice President            2002
Domingos Somma                       58    Executive Vice President            2002
Sirleu Jose Protti                   60    Executive Officer                   1981
Joao Aparecido de Lima               55    Executive Officer                   1987
Expedito Luz                         51    Executive Officer                   1989
Erico Teodoro Sommer                 55    Executive Officer                   1992
Luiz Alberto Morsoletto              51    Executive Officer                   1994
Paulo Roberto Perlotti Ramos         50    Executive Officer                   1996
Joaquim Guilherme Bauer              49    Executive Officer                   1997
Julio Carlos Lhamby Prato            56    Executive Officer                   1998
Francesco Saverio Merlini            60    Executive Officer                   1998
Joao Carlos Salin Goncalves          56    Executive Officer                   1999
Heitor Luis Beninca Bergamini        45    Executive Officer                   1999
Carlos Bier Johannpeter              39    Executive Officer                   2000
Claudio Mattos Zambrano              55    Executive Officer                   2000
Elias Pedro Vieira Manna             47    Executive Officer                   2000
Gerson Marcos Venzon                 47    Executive Officer                   2000
Nestor Mundstock                     51    Executive Officer                   2001
Andre Felipe Gueiros Reinaux         39    Executive Officer                   2002
Dirceu Tarcisio Togni                53    Executive Officer                   2002


     The following is a brief biography of each of the Company Directors and Executive Officers:

JORGE GERDAU JOHANNPETER - Mr. Jorge Johannpeter has been working for the Gerdau Group since 1954. Mr. Jorge Johannpeter and his brothers, Germano, Klaus and Frederico, started as apprentices. Mr. Jorge Johannpeter became an Executive Officer in 1973 and was appointed President in 1983. Since 2002, after the implementation of the new Corporate Governance structure, Mr. Jorge Johannpeter became the President of the Board and of the Gerdau Executive Committee. He has a degree in Law awarded by the Federal University of Rio Grande do Sul.

GERMANO HUGO GERDAU JOHANNPETER - Mr. Germano Johannpeter has been working with his brothers since 1951. Mr. Germano Johannpeter became an Executive Officer in 1973 and was appointed Vice President of the Gerdau Group in 1983. He has a degree in Business Administration awarded by Getulio Vargas Foundation.

KLAUS GERDAU JOHANNPETER - Mr. Klaus Johannpeter has been working for the Gerdau Group with his brothers since 1954. Mr. Klaus Johannpeter became an Executive Officer in 1973 and was appointed Vice President of the Gerdau Group in 1983. He graduated with a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER - Mr. Frederico Johannpeter has been working for the Gerdau Group with his brothers since 1961. Mr. Frederico Johannpeter became an Executive Officer in 1973 and was appointed Vice President of the Gerdau Group in 1983 and under the new Corporate Governace structure he became a member of the Gerdau Executive Committee. He graduated with a degree in Business Administration from the Federal University of Rio Grande do Sul and holds masters degree in Business, Finance, Costs and Investments from the University of Koln, Germany.

AFFONSO CELSO PASTORE - Mr. Pastore was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of Sao Paulo and a PhD title in Economics from the same University. Mr. Affonso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and independent econmics advisor. Mr. Affonso Pastore was the Secretary of Sao Paulo Treasury and President of Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO -Mr. Bernardes was elected as an External Board Member in 2002. He received a degree in Chemical Engineering from the Federal University of Rio de Janeiro and Business Administration from the University of the Rio de Janeiro State. Mr. Bernardes is the owner and director of LID - Latin America Internet Development Group and member of the consultive board of Telesystem International Wireless (TIW) in Brazil. He is also member of the boards of Bunge Alimentos, Seara and Serrana, all companies of the Bunge Group, and board member of RBS (media network), CheckForte, Satipel and Alcoa in Brasil, and Delphi Corp. in the United States.

ANDRE PINHEIRO DE LARA RESENDE - Mr. Lara Resende was elected Independent Board Member in 2002. He graduated in Economics from the Pontificia Universitas Catolica in Rio de Janeiro and holds a masters degree from the Postgraduate School of Economics of the Getulio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, US. Mr. Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian Development Bank (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil's Chief Foreign Debt Negotiator, Executive President of Companhia Siderurgica Tubarao (CST), Executive Vice President and member of the Board of Unibanco - Uniao de Bancos Brasileiros S.A., Director of Brasil Warrant Administracao de Bens e Empresas Ltda., member of the Board of Directors of Cia. Ferro Brasileiro S.A., member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

EXPEDITO LUZ - Mr. Expedito Luz has been working for Gerdau since 1976 and since 1989 he is an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new Corporate Governance structure he is now General Secretary of the Board and of the Gerdau Executive Committee. Mr. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and holds a Master degree in Law from the Columbia Law School since 1981.

CARLOS JOAO PETRY - Mr. Petry has been working for the Gerdau Group since 1965. In 1975, he was appointed to the Board of Directors and was later named Vice President. Mr. Petry graduated in Philosophy from the Federal University of Rio Grande do Sul.

ANDRE BIER JOHANNPETER - Mr. Andre Johannpeter has been working for the Gerdau Group since 1980. He was recently given the position of Executive Vice President of the Gerdau Executive Committee, responsible for the North American operations and Information Technology processes. Mr. Andre Johannpeter graduated in Business Administration from the Pontificia Universitas Catolica in Rio Grande do Sul.

CLAUDIO JOHANNPETER - Mr. Claudio Johannpeter joined the Company in 1982. In 1997, he became Executive Officer and is currently an Executive Vice President, responsible for the Industrial Units. He graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1990.

OSVALDO BURGOS SCHIRMER - Mr. Schirmer joined the Company in 1986 and was named Financial Executive Officer in 1987. Since 1994, Mr. Schirmer has also been responsible for Gerdau Bank (Banco Gerdau). He was recently been promoted to the position of Executive Vice President, Investor Relations Director of Gerdau S.A and is responsible for the South America operations of Gerdau S.A. Mr. Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul, in 1973, and holds an MBA in Industrial Agronomy Administration from Illinois University. He is the only executive officer who, before joining the Gerdau Group, was a director of the Ioschpe-Maxion Group, a holding company that controls companies in the auto parts and railroad equipment sectors.

PAULO FERNANDO BINS DE VASCONCELLOS - Mr. Vasconcellos joined the Company in 1972. He was recently appointed Executive Vice President overseeing Global Marketing and Sales, Scrap Purchasing and Quality Management Technology. He is also in charge of the Acominas Company in the state of Minas Gerais. Mr. Vasconcellos graduated in Metallurgical Engineering.

DOMINGOS SOMMA - Mr. Somma joined the Company in 1980 and became an Executive Officer in 1988. He is currently the Executive Vice President of Brazilian Long Steel operations. Mr. Somma graduated in Economics from Mackenzie University in 1968.

SIRLEU JOSE PROTTI - Mr. Protti joined the Company in 1967 and became an Executive Officer in 1981. He is currently the Executive Director of the Brazilian Long Steel operations. Mr. Protti graduated in Economics from the Pontificia Universitas Catolica in Rio Grande do Sul in 1966.

JOAO APARECIDO DE LIMA - Mr. Lima joined the Company in 1974 and became an Executive Officer in 1987. He is currently the Human Resources Executive Director. Mr. Lima graduated in Brazilian Literature from the University of Sao Paulo in 1971.

ERICO TEODORO SOMMER - Mr. Sommer joined the Company in 1975 and became an Executive Officer in 1992. He is currently the Engineering Executive Director. Mr. Sommer graduated in Electrical Engineering from the Federal University of Rio Grande do Sul in 1970.

LUIZ ALBERTO MORSOLETTO - Mr. Morsoletto joined the Company in 1983 and has been an Executive Officer of the Gerdau Divinopolis Industrial Unit. Mr. Morsoletto graduated in Metallurgical Engineering from the Maua Engineering School, state of Sao Paulo, in 1975.

PAULO ROBERTO PERLOTTI RAMOS - Mr. Ramos joined the Company in 1976 and became an Executive Officer in 1995. He is currently the Commercial Director for Gerdau Acos Finos Piratini Mr. Ramos graduated in Mechanical Engineering and Business from the Federal University of Rio de Janeiro.

JOAQUIM GUILHERME BAUER - Mr. Bauer joined the Company in 1982. In 1997, Mr. Bauer became an Executive Officer of Gerdau's Industrial Steel Business Unit. Mr. Bauer graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul, in 1977.

JULIO CARLOS LHAMBY PRATO - Mr. Prato joined the Company in 1969, became an Executive Officer in 1992 and is currently the Executive Director of the Industrial Units. Mr. Prato graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1969.

FRANCESCO SAVERIO MERLINI - Mr. Merlini joined the Company in 1977 and became an Executive Officer in 1998. He is currently the Director of the Gerdau Cosigua Industrial Unit, Rio de Janeiro. Mr. Merlini graduated in welding techniques from the Cuyo National University of Argentina in 1970.

JOAO CARLOS SALIN GONCALVES - Mr. Goncalves joined the Company in 1969 and became an Executive Officer in 1999. He is currently the Metal Supplies Director. Mr. Goncalves graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1969.

HEITOR LUIS BENINCA BERGAMINI - Mr. Bergamini joined the Company in 1985 and became an Executive Officer in 1999. He is currently the Executive Director of the retail unit Comercial Gerdau. Mr. Bergamini graduated in Economics from the Pontificia Universitas Catolica in Rio Grande do Sul in 1982.

CARLOS BIER JOHANNPETER - Mr. Carlos Johannpeter joined the Company in 1976 and became an Executive Officer in 1991. Mr. Carlos Johannpeter graduated in Law from the Federal University of Rio Grande do Sul.

CLAUDIO MATTOS ZAMBRANO - Mr. Zambrano joined the Company in 1970 and became an Executive Officer in 2000. He is currently the Executive Director of Gerdau Acos Finos Piratini Industrial Unit. Mr. Zambrano graduated in Mechanical Engineering from the Pontificia Universitas Catolica in Rio Grande do Sul in 1970, and in Business Administration from the same university in 1975.

ELIAS PEDRO VIEIRA MANNA - Mr. Manna joined the Company in 1988 and became an Executive Officer in 2000. He is currently the Executive Director of Gerdau Industrial Business (GI). Mr. Manna graduated in Operational Mechanical Engineering, Mechanical Engineering and Civil Engineering, from Pontificia Universitas Catolica in Rio Grande do Sul in 1977, 1981 and 1982 respectively. He also received a Masters degree in Materials Engineering from the Federal University of Santa Catarina in 1982.

GERSON MARCOS VENZON - Mr. Venzon joined the Company in 1982 and became an Executive Officer in 2000. He is currently the Executive Director of Gerdau's Business Unit. Mr. Venzon graduated in Economics from the Federal University of Rio Grande do Sul in 1977 and holds a Masters degree in Production Engineering - Especialized in Economic Enginnering Economics from the Federal University of Santa Catarina, 1980. Mr. Gerson Venzon holds also a degree in Marketing from the Federal University of Rio Grande do Sul.

NESTOR MUNDSTOCK - Mr. Mundstock joined the Company in 1975, became an Executive Officer in 2001 and is currently the Executive Director of the Industrial Units located in the Central region of Brazil. Mr. Mundstock graduated in Metallurgical Engineering from Fluminense Federal University in 1975.

ANDRE FELIPE GUEIROS REINAUX - Mr. Reinaux joined the Company in 1984 and became an Executive Officer in 2002. He is currently the Executive Director of the Industrial Units located in the Northern region of Brazil. Mr. Reinaux graduated in Mechanical Engineering.

DIRCEU TARCISIO TOGNI - Mr. Togni joined the Company in 1974 and became Executive Officer in 2002. He is currently the Executive Director of the Industrial Units located in the Southern region of Brazil. Mr. Togni graduated in Mechanical Engineering.

FAMILY RELATIONSHIP

     Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are siblings. Carlos Bier Johannpeter and Andre Bier Johannpeter are Jorge Gerdau Johannpeter's sons and Claudio Johannpeter is Klaus Gerdau Johannpeter's.

B. COMPENSATION

     Gerdau's remuneration policy is to pay base salaries similar to the market median, with total cash payments (base salary + variable) above market median. The variable remuneration, which totaled US$ 64.1 million in 2002, is paid to all employees and calculated on the basis of the results achieved by the teams, as contracted at the beginning of each period.

     In 2002, Gerdau non-consolidated paid a total of US$ 8.5 million to its executives in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau S.A., on the basis of obtained EBTDA (as defined for purposes of computation of variable remuneration) versus planned EBTDA (as defined for purposes of computation of variable remuneration), on the performance of the unit to which the executive is related, and on personal performance. Each of these factors corresponds to one third of the variable remuneration.

     The Company and other related companies in the Group co-sponsor contributory pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Acominas as from its consolidation. The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Co-Steel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

     Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees' compensation and totaled $ 634 in 2002, $ 955 in 2001 and $1,596 in 2000. Contributions to defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $ 8,200, $ 1,100 and $ 429 in 2002, 2001 and 2000,
respectively.

     The subsidiaries in North America also have a voluntary savings plan available to substantially all of their employees. Under this plan, the Company contributes amounts based upon a percentage of the savings paid into the plan by employees. The Company matches 50% of the employees' contributions up to 4% of employees' salaries. Costs under this plan for the period ended December 31, 2002 were $1.9 million (2001- $1.8 million).

     Gerdau's contributions to the Gerdau Plan in 2002 totaled US$ 19.3 thousand. This sum refers only to that portion of contributions for executives, whose benefits are in no way different from those offered to the other employees of the Company.


C. BOARD PRACTICES

     The following table sets forth information with respect to the practices of the Board of Directors, the Gerdau Executive Committee and other executive officers of the company.

NAME                               CURRENT POSITION
Jorge Gerdau Johannpeter           President of the Board of Directors and of the Gerdau
                                   Executive Committee and  Executive President since 1983.
Germano Hugo Gerdau Johannpeter    Member of the Board of Directors since 1983.
Klaus Gerdau Johannpeter           Member of the Board of Directors since 1983.
                                   Member of the Board of Directors and Senior Executive Vice
Frederico Carlos Gerdau            President since 1983, responsible for accounting, auditing,
Johannpeter                        holdings, legal processes and Gerdau Forestry (Gerdau
                                   Florestal).
Affonso Celso Pastore              Independent member of the Board of Directors since 2002.
Oscar de Paula Bernardes Neto      Independent member of the Board of Directors since 2002.
Andre Pinheiro de Lara Resende     Independent member of the Board of Directors since 2002.
Expedito Luz                       Legal Executive Officer since 1988. General Secretary of the
                                   Board and the Gerdau Executive Committee since 2002.





Carlos Joao Petry                  Senior Executive Vice President since 2002, responsible for human resources, Purchasing, logistics and transport.
Andre Bier Johannpeter             Executive Vice President responsible for North American
                                   operations and Information Technology processes since 2002.
                                   Executive Vice President responsible for Acominas, global
Paulo Fernando Bins de             Marketing and Sales, Scrap Purchasing and Quality Management
Vasconcellos                       Technology since 2002.
                                   Executive Vice President responsible for South American
                                   operations since 2002, Investor Relations Executive Officer
Osvaldo Burgos Schirmer            since 2001, responsible for Gerdau Bank (Banco Gerdau) since
                                   1994.
                                   Executive Vice President responsible for operations of mills
Claudio Johannpeter                for long and specialty steel and for industrial processes in
                                   Brazil and other countries since 2002.
Domingos Somma                     Executive Vice President responsible for Long Steel
                                   Operation in Brazil since 2002.
Sirleu Jose Protti                 Executive Officer for Long Steel Operation Brazil since 2002.
Joao Aparecido de Lima             Executive Officer for Human Resources since 1987.
Erico Teodoro Sommer               Executive Officer for Engineering since 1992.
Luiz Alberto Morsoletto            Industrial Executive Officer for Divinopolis unit since 1994.
Paulo Roberto Perlotti Ramos       Commercial Executive Officer for Gerdau Acos Finos Piratini
                                   since 2002.
Joaquim Guilherme Bauer            Executive Officer for Gerdau Industrial Business Unit since
                                   1997.
Julio Carlos Lhamby Prato          Executive Officer for Industrial Business Units since 2002.
Francesco Saverio Merlini          Executive Officer for Cosigua since 1998.
Joao Carlos Salin Goncalves        Metal Supplies Director since 1999.
Heitor Luis Beninca Bergamini      Executive Officer for Comercial Gerdau since 1999.
Carlos Bier Johannpeter            Executive Officer for Business Units since 2000.
Claudio Mattos Zambrano            Executive Officer for Gerdau Acos Finos Piratini since 2000.
Elias Pedro Vieira Manna           Executive Officer of Gerdau Industrial Business since 2002.
Gerson Marcos Venzon               Executive Officer for Business Units since 2002
Nestor Mundstock                   Executive Officer for Gerdau Central region since 2001.
Andre Felipe Gueiros Reinaux       Executive Officer for Gerdau Northern region since 2002.
Dirceu Tarcisio Togni              Executive Officer for Gerdau Southern region since 2002.
Jose Antonio Cruz de Modena        Effective Member of the Board of Auditors since 2002.
Peter Wilm Rosenfeld               Effective Member of the Board of Auditors since 2002.
Alberto Monteiro de Queiroz Netto  Effective Member of the Board of Auditors since 2002.
Rudolfo Teodoro Tanscheit          Substitute Member of the Board of Auditors since 2002.
Tranquilo Paravizi                 Substitute Member of the Board of Auditors since 2002.
Jose Silva Correa                  Substitute Member of the Board of Auditors since 2002.

     All individuals listed above are elected at the Shareholders' Meeting for a one-year term, and are entitled, in the event of termination of their term, only to statutory employment benefits under applicable law, without any special severance.

BOARD OF AUDITORS AND REMUNERATION & SUCCESSION COMMITTEE

     Gerdau S.A. does not have an audit committee, but, since April 2000, has elected a board of auditors (conselho fiscal) with the aim of improving its relationship with the capital market and shareholders, and in accordance with the Brazilian corporate law 6.404/76. The role of this board is to monitor and verify the actions of directors and their legal duties, provide opinion and official statements on the administration's annual report, provide opinion concerning the proposals of administrative board members, denounce errors or fraud, call meetings whenever necessary and analyze financial statements. The Gerdau S.A. board of auditors has three members, two of which were appointed by the controlling group and one elected by minority common shareholders.

     The Board of Auditors elected at the Shareholder's Meeting of 2002 has the following members:

Effective
Jose Antonio Cruz de Modena
Peter Wilm Rosenfeld
Alberto Monteiro de Queiroz Netto (elected by minority shareholders)

Substitutes
Rudolfo Teodoro Tanscheit
Tranquilo Paravizi
Jose Silva Correa (elected by minority shareholders)

     Board of auditors members are elected at the ordinary shareholders' meeting for one-year terms, and they may be reelected. As stated in article 162 of law 6.404/76, board of auditors member must have held office for at least 3 years as business administrators or as board's of auditors member. The board of auditors, at the request of any of its members, may ask independent auditors to provide explanations or information and to investigate specific facts.

     On April 10, 2003, the SEC published the final ruling on how foreign companies with securities listed on US stock exchanges must comply with the provisions of the Sarbanes-Oxley Act, as it relates to audit committees. The Act requires all companies to comply with a series of enhanced requirements.

     The ruling determines that foreign companies may decide to implement an Audit Committee as defined by the Act and SEC rules or, when a Board of Auditors is established in accordance with local regulations, to use the existing Board of Auditors.

     There are differences between the responsibilities under the audit committee as per the Act and those of the Board of Auditors under Brazilian law. The differences are the Committee's power to determine (hire and fire) the external auditors and that the Brazilian law defines as a non-transferable decision of the Board of Directors. Hence, the SEC's ruling accepts that when there is a restriction to delegate power of decision, the Board of Auditors provide the Board with an advisory.

     The Company is currently evaluating the changes necessary for its current board of auditors to be in compliance with the expanded requirements of the Act. Under the rulings of the SEC, foreign private issuers should comply with the audit committee requirements by July 2005.

     With the new corporate governance structure introduced in 2002, a Strategy Committee was created, consisting of executives who help to reach higher levels of operational performance. Excellence Committees were established with the aim of supporting the functional processes so as to seek best management practices and encourage the sharing of know-how between the units. Based on the same concept, Gerdau has also established a Remuneration & Succession Committee, which guides executive remuneration practices and consists of:

Frederico Carlos Gerdau Johannpeter
Carlos Joao Petry
Joao Aparecido de Lima
Affonso Celso Pastore
Oscar de Paula Bernardes Neto

D. EMPLOYEES

     The following table sets forth information with respect to the geographic distribution of Gerdau's employees:

-------------------------------------------------------
DIRECT              BRAZIL         ABROAD        TOTAL
-------------------------------------------------------
1998                 8,639          1,172        9,811
1999                 8,495          3,361       11,856
2000                 8,436          3,654       12,090
2001                 8,631          3,565       12,196
2002                12,978          5,048       18,026
-------------------------------------------------------

-------------------------------------------------------
OUTSOURCED          BRAZIL         ABROAD        TOTAL
-------------------------------------------------------
2002                 6,487            194        6,681
-------------------------------------------------------

     As of December 31, 2002, the Company had 18,026 employees considering all of its industrial units. From this total, 72% are in Brazil and the remainder in units in South and North America, with 456 and 4,592 employees, respectively. The number of employees in Brazil has grown considerably in the last year due to the full consolidation of Acominas, which currently employs 3,826 workers. In North America, the increase in the number of employees results from the incorporation of employees from the former Co-Steel to Gerdau AmeriSteel Corp.

     As unions in Brazil are organized on a regional rather than a national basis, the Company has no nationally applicable agreements with its workers. Gerdau believes that its employee pay and benefit structure is comparable to general market rates. Gerdau also provides its employees with fringe benefits such as health and child care.

     Gerdau non-consolidated seeks to maintain good working conditions in Company plants and as a consequence has what it believes to be a comparatively low employee turnover rate. Due to a strong emphasis on employee training, the Company attempts to manage any necessary production curtailments through the timing of vacations, rather than workforce reductions. In Brazil, the Gerdau non-consolidated has not experienced in the past strikes and believes that its relations with employees are good. The Company has not lost a day's production due to labor disputes in the past 40 years.

     Acominas has maintained a good relationship with the unions representing its employees. It follows a policy of reward and recognition (PAR - Acominas Program for results-based compensation, mapping of competencies and evaluation of performance) that is in accordance with the best practices of the market in which it operates, and its 3,826 employees are supported by a modern benefits policy - including health plan; private pension fund; group life insurance; meals; etc. To increase the satisfaction of employees and to protect the Company from labor claims, Acominas created an "Equal Representation Committee for Solution of Individual Labor Grievances" which has representatives from the Company and the unions representing its employees. The Committee works as an antechamber for labor justice. The stability of its personnel is the main proof that employees consider the human resources management system at Acominas to be satisfactory. On the other hand, with the installation of new equipment at the Ouro Branco mill (heavy structural shapes and wire-rod rolling mill equipment), new employees have been hired. This has meant improvement in socio-economic conditions in the cities surrounding the mill, and has made of Acominas a major promoter of regional development.

     Gerdau AmeriSteel Corp. has been and continues to be proactive in establishing and maintaining a climate of good employee relations. Ongoing initiatives include organizational development skills training, team-building programs, opportunities for participation in employee involvement teams, and an "open book" system of management. Gerdau AmeriSteel Corp. believes high employee involvement is a key factor in the success of its operations. Compensation programs are designed to make employees' financial interest congruous with those of Gerdau AmeriSteel's shareholders.

     Gerdau AmeriSteel currently employs 4,592 employees. From this total about 1,000 are represented by the unions under a number of collective bargaining agreements. The agreements with the mill employees have different expiration dates beginning February 2004.

     Former Co-Steel employee relations policies are designed to achieve and maintain good relations between the company and its employees. Employee benefits include extensive medical and dental coverage and life and disability insurance. The company also provides pension and post-retirement benefits to qualified employees.


E. SHARE OWNERSHIP

     The following chart indicates the individual holdings of Gerdau S.A. Preferred and Common Shares by each director and executive officer, as of December 31st 2002. The list of executive officers that hold shares of the company as indicated below do not own 1% or more of the company's capital in each stock class. The company does not provide employees any additional right in any form, i.e., stock options or securities of the company.

--------------------------------------------------------------------------------------------
NAME                                   COMMON SHARES        % PREFERRED SHARES            %
--------------------------------------------------------------------------------------------
Jorge Gerdau Johannpeter*                     44,574        -           1,690,478         -
Frederico Carlos Gerdau
Johannpeter*                                  44,774        -           5,366,478     0.01%
Carlos Joao Petry                            314,968        -          11,229,124     0.02%
Expedito Luz                                      32        -           1,560,000         -
Sirleu Jose Protti                                 -        -              60,000         -
Joao Aparecido de Lima                             -        -           1,560,000         -
Osvaldo Burgos Schirmer                            -        -              60,000         -
Domingos Somma                                24,274        -           1,870,350         -
Carlos Bier Johannpeter                    2,786,164    0.01%          11,376,380     0.02%
Erico Teodoro Sommer                               -        -           1,560,000         -
Luiz Alberto Morsoletto                            -        -           3,505,956         -
Julio Carlos Lhamby Prato                          -        -              60,000         -
Andre Bier Johannpeter                     2,786,164    0.01%          11,382,982     0,02%
Claudio Johannpeter                        2,700,000    0.01%          23,611,464     0.03%
Joaquim Guilherme Bauer                            -        -           1,689,014         -
Francesco Saverio Merlini                          -        -              60,000         -
Joao Carlos Salin Goncalves                        -        -              60,000         -
Claudio Mattos Zambrano                       28,314        -             840,580         -
Elias Pedro Vieira Manna                           -        -              60,000         -
Gerson Marcos Venzon                               -        -             860,000         -
Paulo Roberto Perlott Ramos                        -        -             232,566         -
Nestor Mundstock                              50,310        -             503,768         -
Paulo Fernando Bins de
Vasconcellos                                   3,762        -             273,204         -
Andre Felipe Gueiros Reinaux                       -        -           1,530,000         -
Dirceu Tarcisio Togni                              -        -             265,400         -


* The Gerdau family controls Metalurgica Gerdau S.A. through its holdings in Indac - Industria, Administracao e Comercio S.A., Grupo Gerdau Empreendimentos Ltda. and Gersul Empreendimentos Imobiliarios Ltda., holding, collectively, 71.8% of the voting capital and 23.9% of the total capital. Individually, Indac - Industria, Administracao e Comercio S.A. holds 32.3% of the voting capital and 10.8% of the total capital of Metalurgica Gerdau S.A., Grupo Gerdau Empreendimentos Ltda. holds 25.6% of the voting capital and 8.5% of the total capital of Metalurgica Gerdau S.A., and Gersul Empreendimentos Imobiliarios Ltda. holds 13.9% of the voting capital and 4.6% of the total capital of Metalurgica Gerdau S.A..

     The changes that took place between the end of the 2002 fiscal year and the filing of this document, concerning Directors, Senior Management and Employees, are described in Item 8 - Significant Changes.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     As of December 31, 2002, 39,590,941,783 Common Shares and 74,527,528,780
Preferred Shares were issued and outstanding. Of the two kinds of shares traded in the market, only the Common Shares have voting rights. Under the terms of the company's by-laws, however, specific rights are assured to the non-voting Preferred Shares.

---------------------------------------------------------------------------------------------
SHAREHOLDER                                      COMMON SHARES     % PREFERRED SHARES      %
---------------------------------------------------------------------------------------------
Metalurgica Gerdau S.A.                         32,995,481,401  83.3   18,197,604,558   24.4
BNDES Participacoes S.A. - BNDESPAR              2,923,891,507   7.4        4,842,794      -
Santa Felicidade Com. Imp. Exp. Prods. Sid.
Ltda.*                                             936,949,502   2.4    2,999,759,664    4.0
Gersul Empreendimentos Imobiliarios S.A.*          747,214,768   1.9                -      -
Grupo Gerdau Empreendimentos Ltda.*                547,679,662   1.4        7,705,453      -
Indac Ind. Adm. e Comercio S.A.*                   236,648,440   0.6                -      -
Members of the Board of Directors and
Executive Officers as a group (24 members)           8,783,336     -       81,267,744    0.1

* Controlled by or affiliated with Metalurgica Gerdau S.A.

     The above table sets forth certain information as of December 31, 2002 with respect to (i) any person known to the company to be the owner of more than 5% of the company's outstanding Common Shares, (ii) any person known to the company to be the owner of more than 5% of the company's outstanding Preferred Shares and (iii) the total amount of the company's Common Shares and Preferred Shares owned by the executive officers and directors of the company as a group.

     Metalurgica Gerdau S.A. and its controlled companies hold 83.3% of the voting capital of Gerdau S.A. and, consequently, have the ability to control the company's Board of Directors and the direction and other operations of the Company.

     The changes made between the end of the 2002 fiscal year and the filing of this document, concerning Major Shareholders, are described in Item 8 - Significant Changes.


B. RELATED-PARTY TRANSACTIONS

     Operations of the company with its related parties consist of (i) loans and
(ii) commercial operations with controlled and related parties.

     (i) Gerdau S.A. maintains loans with some of its controlled and related parties by means of loan contracts, which are repaid under conditions similar to those on the open market. Contracts between related and controlled parties in Brazil are updated according to the weighted market average rate. Contracts with the Group's companies abroad are repaid with charges (LIBOR + 3% p.a.) and updated according to exchange rate variation.

     (ii) The commercial operations of Gerdau S.A. with its controlled and related parties basically consist of transactions involving purchase and sale of inputs and products. These transactions are performed under the same conditions and terms as those current for transactions with non-related third parties. The commercial operations also include payments for the use of the Gerdau brand and payments related to loan guarantees.

C. INTERESTS OF EXPERTS AND COUNSEL
        Not applicable.


ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The Company's financial statements are included in Item 18.

LEGAL PROCEEDINGS

TAX MATTERS

     As is the case with many other industrial companies in Brazil, the company is engaged in several disputes with Brazilian taxation authorities. The principal disputes involve the Federal taxes Contribuicao Provisoria sobre Movimentacao Financeira (CPMF), Fundo de Participacao e Integracao Social (PIS), Contribuicao Social para o Financiamento da Seguridade Social (COFINS), Contribuicoes Previdenciarias (INSS), Fundo de Investimento Social (FINSOCIAL), Contribuicao ao Fundo de Assistencia ao Trabalhador Rural (FUNRURAL), Contribuicao Social Sobre o Lucro, as well as the state Value Added Tax, Imposto Sobre Circulacao de Mercadorias e Servicos (ICMS). Some of the questions raised in these matters have already been ruled on by the Brazilian Supreme Court, establishing precedents for the lower courts.

     Because the relevant disputes have not been concluded, although in some cases the outcome is highly predictable, the contingent liability in respect of these and other taxes remains on the company's books in the aggregate amount of US$ 22.2 million as of December 31, 2002 (CPMF: US$ 2.0 million, PIS/COFINS: US$
2.7 million, INSS: US$ 5.6 million, FINSOCIAL: US$ 2.0 million, FUNRURAL: US$
0.06 million, Contribuicao Social Sobre o Lucro: US$ 0.9 million, Corporate Income Tax (IRPJ): US$ 4.7 million, ICMS: US$ 3.1 million and others US$ 0.9 million).

     The aggregate amount equivalent to US$ 12.2 million has been paid to the courts to be held in judicial escrow pending the outcome of the above disputes: the actual amount to be paid in the event of the company being completely unsuccessful in such tax disputes would therefore not be greater than US$ 10.0 million.

     Along with other electricity consumers, the company has challenged the constitutionality of the "compulsory loans" required to be made to the state-owned utility holding company Eletrobras by its customers (Emprestimo Compulsorio Eletrobras Sobre Energia Eletrica). The current amount in dispute by the company is the equivalent of US$ 14.3 million, including an aggregate amount of the equivalent of US$ 1.3 million that has been paid into court (where it is held in judicial escrow pending the outcome of the relevant disputes). The company has established a reserve relating to "compulsory loans" since: (i) in March 1995 the Brazilian Supreme Court decided against the interests of the company as it relates to this matter; (ii) even though the payment to Eletrobras was in the form of a loan, the repayment to the company will most probably be made in the form of Eletrobras shares; and (iii) based on currently available information, the Eletrobras shares will most likely be worth less than 5% of the amount payable if the repayment were to be made in cash. Although the constitutionality of the charge has been sustained by the Brazilian Supreme Court, several issues are still pending, including the amounts to be paid by the company.

MATTERS RELATED TO SOCIAL SECURITY

     During the last year, Gerdau S.A. non-consolidated instituted four lawsuits intending to annul several tax assessments concerning INSS (social security contributions levied on employees' payroll). Among other subjects, the Tax Authorities questioned irregularities on payments concerning labor accident insurance and disability compensation, as well as concerning employees of outsourced service companies, the later due to the company's legal joint and several liability.

     The total amount in dispute is deposited in escrow (US$ 3.2 million). The company estimates a probable favorable outcome for one of the lawsuits, which corresponds to 13.5% of the amount deposited. A possible loss is estimated for 62.3% of the amount in dispute, and a probable unfavorable outcome for 24.2% of the total deposited.

     Acominas recently received two assessments levying social contributions. INSS disagrees with the company's procedure for adjusting the currency devaluation of credits, compensated with regular debits of social security contributions, as well as the procedure of profit-sharing payments to employees. The company expects a possible and probable favorable outcome, respectively. The amounts levied corresponded, in December of 2002, to US$ 1.9 million.

ANTITRUST MATTERS

     There is currently one antitrust proceeding pending against Gerdau non-consolidated. It refers to a complaint brought by two Sao Paulo civil constructors' unions alleging that Gerdau and the other long steel producers in Brazil were dividing clients among themselves, therefore breaking antitrust laws.

     After investigations conducted by the Department of Economic Law (SDE) and based on some public hearings, the Secretary's opinion was that a cartel existed. This conclusion was also backed by a previous opinion of the Department of Economic Monitoring (SEAE).

     The proceeding will now be followed by a final stage at the Administrative Council for Economic Defense (CADE), who will decide the case.

     Gerdau denies it has practiced any kind of anticompetitive conduct and believes the SDE investigations did not follow due process of law and that SDE officials instructed some witnesses. Furthermore, the SDE's opinion was taken before Gerdau had the chance to respond to the final allegations, indicating the SDE's biased judgment of the case. The same understanding also applies to the SEAE's opinion, which has no economic content and is based exclusively on the witnesses. Gerdau is fighting and will continue to fight against antitrust authorities to have its constitutional rights respected.

     Based on the arguments presented before the relevant authorities, Gerdau believes that it should be successful in this proceeding, at least at court level. Therefore, no provision has been made for any amount.

     According to applicable Brazilian legislation, fines of up to 30% of relevant gross revenue in the previous fiscal year may be levied upon the company and, if it is proved that there is personal liability of an officer, such officer may be levied a fine of 10-50% of the fine applied to the company. There is no precedent of fines in the country in excess of 4%: in a similar case regarding flat steel companies, the fine was 1%. The relevant companies are currently fighting the penalty in court.

LABOR MATTERS

     The company is also party to a number of lawsuits by ex-employees, including personal injury claims. As to the claims directly referring to compliance with labor laws, it is very difficult to estimate the value of such employees' lawsuits, because plaintiffs in Brazil generally make several alternative or complementary claims in a single lawsuit, only a few of which ever result in an award. Additionally, in the company's experience the plaintiffs in these suits tend to exaggerate the amounts of their claims. Nevertheless, the company has estimated the probable loss amount for each lawsuit. The company estimates that the total probable loss involved in these ex-employees' lawsuits as of December 31, 2002 should not exceed US$ 7.1 million.

     Most of these labor lawsuits are characterized by ex-employee multiple demands arising from Brazilian legislation providing for additional payments over and above the employee's former base salary. These suits include, among other things, demands for (i) overtime, (ii) night work, (iii) correction for dangerous working conditions, (iv) reduction of fines levied due to termination and (v) requests to fine the company for late payment of termination payments. Also, some ex-employees sue the company in torts because of personal injury resulting from labor accidents. The accounting treatment adopted by the company for the above amounts in dispute is to accrue for each contingency when the amounts are probable and reasonably estimable.

NO MATERIAL EFFECT

     The company believes, based in part on advice from legal counsel, that the reserve for contingencies of US$ 60.5 million as of December 31, 2002, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings in the aforementioned matters. As such, the company believes that the ultimate resolution of such matters will have no material effect on the consolidated financial position as of December 31, 2002 or the results of future operations or cash flows.

B. SIGNIFICANT CHANGES

     The following significant changes were made between the disclosure of results on December 31, 2002 and the filing of this document:

BUSINESS NAMES OF THE COMPANIES IN NORTH AMERICA

     After the merger of Gerdau's North American assets with those of Co-Steel, changes were made to the business names of the companies in that region. As of the beginning of 2003, the former Gerdau companies in North America are named as follows:

     Gerdau AmeriSteel MRM Special Sections Inc., formerly Gerdau MRM Steel Inc. Gerdau AmeriSteel Cambridge Inc., formerly Gerdau Courtice Steel Inc. Gerdau AmeriSteel US Inc., formerly AmeriSteel Corporation.

DIVIDEND PAYMENT

     The Board of Directors of Gerdau S.A. approved the quarterly payment of dividends on March 31, 2003. As of this date, the Company will pay dividends on a quarterly basis. The first payment, in the form of interest on capital stock, was made to shareholders on May 15, 2003, to the sum of R$ 0.65 per lot of 1,000 shares.

BOARD OF AUDITORS' MEMBERS (CONSELHO FISCAL)

     On April 30, 2003, the shareholders' meeting installed the Board of Auditors for the fiscal year ending on December 31st, 2003. It will be composed of three (03) effective members and (03) substitutes. On this same meeting the following individuals were elected:

        Effective
        Jose Antonio Cruz de Modena
        Peter Wilm Rosenfeld
        Jose Bernardo de Medeiros Neto (elected by minority shareholders)

        Substitutes
        Rudolfo Teodoro Tanscheit
        Tranquilo Paravizi
        Alfredo Tostes Bello da Silva (elected by minority shareholders)

     The members of the Board of Auditors were elected for a one-year term and may be reelected by the Board.

STOCK DIVIDEND AND REVERSE SPLIT

     The shareholders' meeting held on April 30, 2003, approved the proposals for a payment of a stock bonus and a reverse split of the Company's shares. Gerdau S.A. shareholders received a stock bonus based on a transfer of R$ 400 million in reserves to the capital stock account of Gerdau S.A., resulting in the issuance of new shares. With this operation, there was an increase of 30% to
148.4 million in the number of Gerdau S.A. shares outstanding. After the stock bonus issuance, the shares of the Company were grouped (reverse split). As a result, shares are traded in units, and no longer in lots of one thousand shares.

STOCK DIVIDEND OF 30%

     An increase of 30% of Capital Stock was approved due to the transfer of Reserves for Working Capital and Investments. This allowed for the issuance of three (03) new shares for each ten (10) existing shares.

REVERSE SPLIT

     Gerdau S.A.'s capital stock reverse split has been approved. Each lot of one thousand shares were replaced by one new share. Shareholders' positions were adjusted accordingly as to maintain the original stake. As of the reverse split, share prices started to be quoted as units and no longer as lots of one thousand shares.

     After the reverse split and the stock bonus, the new shares were credited by the Depositary agent - Banco Itau S.A., to each and every individual record of shareholders. Trading as of May 2, 2003 were made Ex-dividend stock and Ex-reverse split.

     Per share data in this annual report has been retroactively restated to reflect the effects of the stock dividend and reverse split approved in April 30, 2003.

TRADING ON EXCHANGES OUTSIDE BRAZIL

     As in Brazil, ADRs traded on the New York Stock Exchange were adjusted for the changes approved by the shareholders at the Shareholders' meeting held on April 30th, 2003.

     As of May 13, 2003, the ratio of ADRs traded in the United States went to 1
(one) ADR for each 1 (one) preferred share (1:1 ratio).

     After the stock dividend and the reverse split, the price quoted for ADRs was adjusted and on May 13, 2003, were quoted at US$10.90 (opening price) on the New York Stock Exchange. At the Madrid Stock Exchange - Latibex -, the changes became effective as of May 2, 2003, given that each trade done at the Madrid Exchage is done directly with the Sao Paulo Stock Exchange.

     The fraction resulting from the stock dividend and reverse split relating to the ADRs will be paid back through the depositary agent in the United States
- The Bank of New York.

INCREASE OF CAPITAL STOCK

     The shareholders' meeting held on April 30th, 2003 approved the increase in the capital stock to R$ 1,735,656,174.86 up from R$ 1.335.120.134,51, by means of the capitalization of Reserves for Working Capital and Investments of R$ 400,536,040, with a stock dividend of 34,235,541,169 new shares issued of which:
11,877,282,535 common stock, and 22,358,258,634 preferred shares which were granted to shareholders based on shares types existing on April 30th, 2003.

NUMBER OF SHARES

     After the approvals granted at the Shareholders' meetings of April 30th, 2003, the capital structure of Gerdau S.A. changed to:

Total shares: 148,354,011
Common shares: 51,468,224
Preferred Shares: 96,885,787

MAJOR SHAREHOLDERS

     As of April 30, 2003, 51,468,224 Common Shares and 96,885,787 Preferred Shares were issued and are outstanding. Of the two kinds of shares traded in the market, only the Common Shares have voting rights. Under the terms of the Company's by-laws, however, specific rights are assured to the non-voting Preferred Shares.

Shareholder                                                                   Common Shares         %     Preferred Shares       %

Metalurgica Gerdau SA                                                            42,894,125     83.34           23,656,885   24.42
BNDES Participacoes SA - BNDESPAR                                                 3,801,058      7.39            1,971,391    2.03
Santa Felicidade Com Imp Exp Prods Sid Ltda.*                                     1,218,034      2.37            3,899,687    4.03
Gersul Empreendimentos Imobiliarios S.A.*                                           971,379      1.89                    -       -
Grupo Gerdau Empreendimentos Ltda.*                                                 712,050      1.38               10,702    0.01
Indac Ind. Adm. e Comercio S.A.*                                                    307,642      0.60                    -       -



Members of the Board of Directors and Executive Board as a group (24 persons)         7,792      0.02               98,110    0.10

           * Controlled by or affiliated with Metalurgica Gerdau S.A.

STATUTORY LIMIT FOR NEW SHARE ISSUANCE

     The shareholders'meeting of Gerdau S.A.on April 30th, 2003, based on the reverse split according to Resolution 145/2003-AGE (Extraordinary
Shareholders'meeting) approved the statutory limit for new share issuance by means of a deliberation of the Board of Directors, to 240,000,000 common shares and 480,000,000 preferred shares.

STOCK OPTION PLAN

     The General Shareholders' meeting held on April 30th, 2003, approved the change in article 4th, of the by-laws and included a new 2nd paragraph with the following text and consequent renumbering of the ensuing paragraphs:

     ART. 4(0), SS. 2(0) - Within the limits of the authorized capital stock, the Board may, based on a program approved by the Shareholders' meeting, grant a stock option to the administrators, employees or individuals that provide services to the Company or to companies under its control.

     It also approved the creation of the referred program which constitutes a new form of remuneration of executives and hereby instituting a program denominated "Long term incentive Program", also approved and the document will be filed with the Company. It authorizes also the concession by the Administration, on April 9th, 2003, with retroactive date of January 1st, 2003, of 683,936 options, at a price of R$ 23.88 (twenty-three reais and eighty-eight cents) per share (ex-stock dividend and ex-reverse split as referred to in nrs. 145 and 146/2003-AGE), of which 280,785 in the regular program with a five-year
(5) mandatory holding period and, exceptionally this first year, 403,151 additional options with a (3) three-year mandatory holding period.

SHARE OWNERSHIP

     The following chart indicates the individual holdings of Gerdau S.A. Preferred and Common Shares by each director, as of April 30, 2003. The list of directors that hold shares of the Company as indicated below do not own 1% or more of the Company's capital in each stock class.

NAME                               COMMON SHARES       % PREFERRED SHARES         %

Jorge Gerdau Johannpeter                      57    0,00            2.295      0,00
Frederico Carlos Gerdau
Johannpeter                                   58    0,00            7.073      0,01
Carlos Joao Petry                            409    0,00           14.597      0,02
Expedito Luz                                   -       -            3.068      0,00
Sirleu Jose Protti                             -       -               78      0,00
Joao Aparecido de Lima                         -       -            2.028      0,00
Osvaldo Burgos Schirmer                        -       -            8.008      0,01
Domingos Somma                                31    0,00            2.431      0,00
Erico Teodoro Sommer                           -       -            2.028      0,00
Luiz Alberto Morsoletto                        -       -            4.557      0,00
Julio Carlos Lhamby Prato                      -       -               78      0,00
Andre Bier Johannpeter                     3.622    0,01           14.797      0,02
Claudio Johannpeter                        3.510    0,01           30.694      0,03
Joaquim Guilherme Bauer                        -       -            2.195      0,00
Francesco Saverio  Merlini                     -       -               78      0,00
Joao Carlos Salin Goncalves                    -       -               78      0,00
Claudio Mattos Zambrano                       36    0,00            1.092      0,00
Elias Pedro Vieira Manna                       -       -               78      0,00





Gerson Marcos Venzon                           -       -            1.118      0,00
Paulo Roberto Perlott Ramos                    -       -              302      0,00
Nestor Mundstock                              65    0,00              654      0,00
Paulo Fernando Bins de
Vasconcellos                                   4    0,00              355      0,00
Andre Felipe Gueiros Reinaux                   -       -                -         -
Dirceu Tarcisio Togni                          -       -              345      0,00
Paulo Ricardo Tomazelli                        -       -               83      0,00
TOTAL                                      7.792    0,02           98.110      0,10


DIRECTORS

     At the Board of Directors meeting on April 30, 2003, Mr. Paulo Ricardo Tomazelli was elected director of Gerdau S.A. Mr. Tomazelli has worked for the Company since 1986, and, in 2003, became Executive Officer of the Gerdau Agricultural Products (GPA) and Gerdau Nails (GP) Business Units. Mr. Paulo Tomazelli is graduated from the Metallurgical Engineering School of Federal University of Rio Grande do Sul (1984), and holds a Master's Degree in Corrosion and Protection of Materials from the same university (1985) and Specialization in Marketing from the IOB (1996). As of April 30,2003, Mr. Carlos Bier Johannpeter is no longer Director of Gerdau S.A..

DONA FRANCISCA ENERGETICA S.A.

     In January 2003, Gerdau non-consolidated increased its investment in the energy sector by acquiring 119.8 million shares in Dona Francisca Energetica S.A., or 30% of the company's capital stock, for R$ 20.0 million plus the outstanding net value corresponding to the participation of Inepar Energia S.A. in credits held by Dona Francisca Energetica S.A. at the wholesale electric power market (MAE) on September 30, 2002. Gerdau S.A. already held a 21.8% stake in the capital stock of Dona Francisca Energetica S.A.; with this acquisition, the Company now owns 51.8% of the energy company's capital stock. Dona Francisca Energetica S.A. operates in the field of power generation through the Dona Francisca Hydroelectric plant, which has an installed capacity of 125 MW and is located in central Rio Grande do Sul.

DEBT REFINANCING

     Gerdau Ameristeel Corporation announced on June 9, 2003 that it intends to raise $400 million through a private offering of Senior Notes due 2011. Contemporaneously with the offering of Senior Notes, the company also intends to enter into a senior secured credit facility providing commitments of $350 million. Gerdau Ameristeel will use the net proceeds of the offering of Senior Notes and the initial draw-down under the senior secured credit facility to repay debt under its existing credit facilities. Once the company completes the refinancing, it plans to reorganize its subsidiaries to more efficiently integrate its operations and bring its U.S. operations within the same U.S. group.


CHANGES IN THE GERDAU EXECUTIVE COMMITTEE

     The Board of Directors aproved on June 2003 a few changes on Gerdau's organizational structure.

     Mr. Paulo F. Bins de Vasconcellos was appointed Vice President of Gerdau Ameristeel for the Northeastern operations. He will have direct responsibility of the Perth Amboy and Sayreville plants, and will report to the CEO of Gerdau Ameristeel, Phil Casey. Also Mr. Vasconcellos will represent Gerdau on the Management Committee of Gallatin Steel Co. Due to these new responsibilities at Gerdau Ameristeel, Mr. Vasconcellos relieved of his duties at the Executive Committee at Gerdau.

Mr. Carlos J. Petry, Senior Vice President, will be responsible for the Technological Process Global Coordination together with his current responsibilities as Human Resources, Procurement and Logistics/Transportation processes.

Mr. Claudio Gerdau Johannpeter, Executive Vice President, will be responsible for the Acominas Business Operation while maintaining his current responsibilities with Specialty Steels and the Global Industrial Process.

Mr. Domingos Somma, Executive VicePresident, has been appointed member of the Gerdau Executive Committee and is now responsible for the orientation of the Metallics Global Process, cumulatively with his current role as Vice President of Long Steel Brazil Operations.

Mr. Ruy Lopes Filho was appointed Leader of the Marketing and Sales
Process, along with his current position as Director of Planning and will report directly to Jorge Gerdau Johannpeter, responsible for the Global Orientation of this Process.

With these decisions, the Gerdau Executive Committee will be composed by the following members:

Jorge Gerdau Johannpeter - President
Frederico C. Gerdau Johannpeter - Senior Executive Vice President
Carlos J. Petry - Senior Executive Vice President
Andre Bier Gerdau Johannpeter - Executive Vice President
Claudio Gerdau Johannpeter - Executive Vice President
Domingos Somma - Executive Vice President
Osvaldo Burgos Schirmer - Executive Vice President
Expedito Luz - General Secretary

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

PRICE INFORMATION

     The following table presents high and low closing prices in Brazilian reais for Gerdau S.A. Preferred Shares (GGBR4) on the Sao Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low closing prices is US dollars (PTAX) for the same period.

CLOSING SALE PRICES GGBR4 - ANNUAL BASIS
Dividend-adjusted
                                 BRAZILIAN REAIS PER                     US DOLLARS PER
YEAR                           1,000 PREFERRED SHARES                1,000 PREFERRED SHARES
                            HIGH (R$)           LOW (R$)         HIGH (US$)     LOW (US$)
         1999                 19.92               2.83              10.89              2.12
         2000                 23.57              11.62              13.15              5.87
         2001                 21.08              11.23              10.23              4.01
         2002                 34.78              19.90              13.17              2.26
    2003 (to March)           32.99              28.59              9.74               7.85
Source: Economatica

CLOSING SALE PRICES GGBR4 - QUARTERLY BASIS
Dividend-adjusted
                                 BRAZILIAN REAIS PER                     US DOLLARS PER
YEAR                           1,000 PREFERRED SHARES                1,000 PREFERRED SHARES
                            HIGH (R$)           LOW (R$)         HIGH (US$)         LOW (US$)
2001
1st quarter                   20.21              14.22              10.23              6.84
2nd quarter                   17.67              13.01              8.09               5.56
3rd quarter                   15.65              11.23              6.53               4.01
4th quarter                   21.09              11.49              8.95               4.21
2002
1st quarter                   27.44              19.90              11.71              8.63
2nd quarter                   31.53              24.83              13.17              8.88
3rd quarter                   32.20              24.39              10.66              6.26




4th quarter                   34.78              24.39              9.82               6.51
2003
1st quarter                   32.99              28.59              9.74               7.85
Source: Economatica

CLOSING SALE PRICES GGBR4 - MONTHLY BASIS
Dividend-adjusted
                                 BRAZILIAN REAIS PER                     US DOLLARS PER
YEAR                           1,000 PREFERRED SHARES                1,000 PREFERRED SHARES
                            HIGH (R$)      LOW (R$)              HIGH (US$)     LOW (US$)
2002
January                       25.48              19.90              10.59              8.63
February                      26.32              21.34              10.99              8.81
March                         27.44              23.72              11.71             10.08
April                         30.50              24.83              13.17             10.81
May                           31.53              25.38              12.45             10.22
June                          29.78              25.11              11.34              8.88
July                          29.82              25.25              10.48              7.86
August                        32.20              26.20              10.66              7.87
September                     31.43              24.39              10.29              6.26
October                       32.38              24.39              8.88               6.51
November                      34.78              29.54              9.82               8.01
December                      32.87              29.73              9.51               7.83
2003
January                       33.70              29.20              9.96               8.02
February                      33.60              29.80              9.39               8.20
March                         32.99              29.12              9.37               8.45

Source: Economatica

     On April 2000, the Board of Directors authorized a 2-for-1 stock split of its Common and Preferred shares, which was approved at the Shareholders' Meeting. The additional shares resulting from the split were distributed to shareholders of record on April 28, 2000 by the transfer agent, Banco Itau S.A., two days after approval for shares traded in Brazil, and seven days after approval for ADRs, as of which time the shares were traded on a split-adjusted basis.

     The following table presents high and low prices for Gerdau S.A. ADRs as negotiated on the New York Stock Exchange (NYSE) since March 10, 1999, when the company upgraded its ADRs to level II.

CLOSING SALE PRICES GGB - ANNUAL BASIS
               Dividend-adjusted
                                      US Dollars per
YEAR                              1,000 PREFERRED SHARES
                              HIGH (US$)         LOW (US$)
1999 (from March 10, 1999)       13.50              4.22
2000                             15.50              7.88
2001                             11.69              4.68
2002                             14.00              6.90
2003 (to March 31, 2003)         9.88               8.09
                      Source: Bloomberg

CLOSING SALE PRICES GGB - QUARTERLY BASIS
               Dividend-adjusted
                                   US Dollars per
YEAR                           1,000 PREFERRED SHARES
                            HIGH (US$)     LOW (US$)
2001
1st quarter                   11.69               8.10
2nd quarter                    9.26               6.60
3rd quarter                    7.44               4.68
4th quarter                    9.80               4.99
2002
1st quarter                   12.43               9.55
2nd quarter                   14.00               9.25
3rd quarter                   10.91               6.90
4th quarter                    9.97               6.95
2003
1st quarter                    9.88               8.09
                      Source: Bloomberg

CLOSING SALE PRICES GGB - MONTHLY BASIS
               Dividend-adjusted
                                   US Dollars per
YEAR                           1,000 PREFERRED SHARES
                            HIGH (US$)         LOW (US$)
2002
January                       11.13               9.58
February                      11.79               9.55
March                         12.43              11.10
April                         14.00              11.71
May                           13.36              11.35
June                          12.06               9.25
July                          10.91               8.48
August                        10.86               8.65
September                     10.53               6.90
October                        9.15               6.95
November                       9.97               8.65
December                       9.66               8.31
2003
January                        9.88               8.09
February                       9.31               8.35
March                          9.65               8.81
                      Source: Bloomberg

B. PLAN OF DISTRIBUTION

Not required.

C. MARKETS

TRADING ON THE BRAZILIAN STOCK EXCHANGES

     The BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA currently has two open outcry trading sessions each business day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Trading is also conducted between 11:00 a.m. and 6:00 p.m. on the BOVESPA automated system. There is also trading on the so-called After-Market, only through the BOVESPA automated system, from 6:45 p.m. to 7:30 p.m. Only shares that were traded during the regular trading session of the day may be traded on the After-Market of the same day.

     There are no specialists or market makers for the company's shares on the BOVESPA. The Brazilian Securities Commission (Comissao de Valores Mobilarios:
CVM) and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA may be effected off the exchange under certain circumstances, although such trading is very limited.

     Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the BOVESPA tend to overstate the liquidity of the Brazilian equity securities market, which is relatively small and illiquid compared to major world markets.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidacao e
Custodia: CBLC), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents, such as member brokerage firms and banks, and the BOVESPA.

     Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

     The Brazilian securities markets are regulated by the Brazilian Securities Commission (CVM), which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank (BACEN), which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (Law no. 6,385 dated December 7, 1976, as amended) and the Brazilian Corporate Law (Law no. 6,404 dated December 15, 1976, as amended).

     Law no. 10,303 of October 31, 2001, amended Law no. 6,385/76 and Law no. 6,404/76. The most important changes were (i) the conversion of the CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and substitute (considering that until April 2005, the representative of such shareholders shall be chosen from a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to also elect one board member; and (vi) that preferred shares shall only be traded on the stock market if they have at least one of the rights mentioned below: (a) priority over dividends corresponding to at least 3% of the shares' net worth based on the last approved balance sheet of the company; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of transfer of control of the company.

     Under the Brazilian Corporate Law, a company is either listed, such as Gerdau S.A., or not listed. All listed companies must apply for registration with the CVM and one of the Brazilian Stock Exchanges and are subject to ongoing reporting requirements. A listed company may have its securities traded either on the BOVESPA or on the Brazilian over-the-counter markets (Brazilian OTC). The shares of a listed company, including Gerdau S.A., may also be traded privately subject to certain limitations as per CVM regulation.

     There are certain cases requiring disclosure of information to the CVM, the BOVESPA, or even the public. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the capital stock of a listed company, (ii) the sale of shares which represents the transfer of control of a listed company and (iii) the occurrence of a material event to the corporation.

     On March 5, 2002, the CVM issued Regulation no. 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) increase in the equity interest of the controlling shareholder; or (iii) transfer of control of a listed company.

     The Brazilian OTC consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a listed company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by the company's respective intermediaries.

     The trading of a company's securities on the BOVESPA may be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has provided inadequate response to the inquiries by the CVM or the exchange, or for other reasons.

     The laws and regulations regarding the Brazilian Securities Market provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Although many changes and improvements have been introduced, the Brazilian securities markets are not as highly regulated and supervised as the US securities markets or those in certain other jurisdictions.

TRADING ON EXCHANGES OUTSIDE BRAZIL

     In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

NEW YORK STOCK EXCHANGE

     The year 1999 was an important milestone for Gerdau on the international stock market. On March 10, Gerdau S.A. obtained registration for the launch of Level II ADRs, and began trading on the New York Stock Exchange. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since that first day. From March to December 1999, the dollar value of the shares increased by 201.4%. In 2002, 14.0 million shares were traded, moving US$ 144.1 million, for a daily trading volume of US$ 569,700.


LATIBEX - MADRID STOCK EXCHANGE

     As of December 2, 2002, Gerdau S.A. preferred shares have been traded on the Latibex, the sector of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the company in Spain, and listed on the Latibex. The shares are traded in Spain under the symbol XGGB in the form of DRs, where each DR corresponds to 1 preferred share. This participation on the Latibex boosted the company's visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates an operation in Brazil, whereby shares are traded on the BOVESPA

     The changes made between the end of the 2002 fiscal year and the filing of this document, concerning The Offer and Listing, are described in "Item 8 - Significant Changes".

ITEM 10.       ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.


B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     The information required for this item was included in the Registration Statement on Form 20-F dated February 3, 1999 (Commission file number 0-29956) and in the subsequent annual reports on Form 20-F dated July 14, 1999 and dated June 29, 2000 (Commission file number 1-14878) for the years ended December 31, 1998 and 1999, respectively.

TAG ALONG RIGHT

     On April 30, 2002, the Company's Shareholders' Meeting approved a change to the Company's by-laws (Art. 4, ss.5) concerning the rights of Preferred Shares. As part of this alteration, a 100% tag-along right was approved. Therefore, all Common and Preferred shares now have the right to be included in a potential public offer for the transfer of control. In addition, the change guarantees that the amount paid for Preferred Shares is the same as that paid for the Ordinary Shares in the controlling block.

     The new Brazilian Corporate Law (no. 10,302 issued October 31, 2001) has introduced changes concerning the rights of minority shareholders. One of these changes refers to the obligation, in case of transfer of control, of the new controlling entity to make a public offer for the acquisition of voting shares for an amount equivalent to at least 80% of the price paid for each voting share in the controlling block.

     It should be noted that GERDAU has gone beyond the legal requirements in protecting minority shareholders: the Company has established that all minority shareholders of Common Shares and all owners of Preferred Shares have the right to receive 100% of the amount paid to the shares in the controlling block.

C. MATERIAL CONTRACTS

     Not applicable.

D. EXCHANGE CONTROLS

     There are no restrictions on ownership or voting of the company's capital stock by individuals or legal entities domiciled outside Brazil. The right to convert dividend payments and proceeds from the sale of the company's capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment have been registered with the Central Bank.

     In Brazil, there is a mechanism available to foreign investors interested in trading directly on the Sao Paulo Stock Exchange. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of Resolution No. 1,289 of the National Monetary Council ("Annex IV Regulations"). Currently, this mechanism is regulated by Resolution No. 2,689, of January 26, 2000, of the National Monetary Council and by Instruction No. 325, of January 27, 2000, of the CVM, as amended ("2,689 Regulation").

     The 2,689 Regulation, which became effective on March 31, 2000, sets forth new rules about foreign portfolio investments in Brazil. Such rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with the 2,689 Regulation, foreign investors are individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. The 2,689 Regulation prohibits the offshore transfer or assignment of the title of the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

     Pursuant to the 2,689 Regulation, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

     The securities and other financial assets held by the foreign investor pursuant to the 2,689 Regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out in exchanges or organized over-the-counter markets licensed by the CVM.

     All investments made by a foreign investor under the 2,689 Regulation will be subject to electronic registration with the Central Bank.

     Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289 ("Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADRs have been approved under the Annex V Regulations by the Central Bank and the CVM. Accordingly, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be entitled to favorable tax treatment. According to the 2,689 Regulation, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Resolution No. 2,689 and vice-versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

     A foreign investment registration has been made in the name of The Bank of New York, as Depositary for the Preferred ADRs ("Depositary"), and is maintained by Banco Itau S.A. ("Custodian") on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. In the event of a holder of Preferred ADRs exchanging Preferred ADRs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's registration of foreign investment for only five business days after such exchange, following which such holder must seek to obtain its own registration with the Central Bank. Thereafter, unless the Preferred Shares are held pursuant to the 2,689 Regulation by a foreign investor, such holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

     Restrictions on the remittance of foreign capital abroad could hinder or prevent the Custodian, as custodian for the Preferred Shares represented by Preferred ADRs or holders who have exchanged Preferred ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of Preferred Shares into US dollars and remitting such US dollars abroad. Holders of Preferred ADRs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Preferred ADRs.

EXCHANGE RATES

BRAZIL

     There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The Commercial Rate is the commercial exchange rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The Floating Rate is the prevailing exchange rate for Brazilian currency into U.S. dollars which applicable to transactions to which the Commercial Rate does not apply. Prior to the implementation of the "Real Plan", the Commercial Rate and the Floating Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Rate and the Floating Rate are reported by the Central Bank on a daily basis. See Item 3 - Key Information.

     The rate of exchange for the real and the U.S. dollar has increased in recent years due to a number of factors in the Brazilian and world economy. The rate reached R$ 3.5333 (Ptax) on December 31, 2002, after having varied between a high of R$ 3.7980 and a low of R$ 3.4278 during that month. As of June 12, 2003 the price for the US dollar against the real was R$ 2.8620 (Ptax). As a result of global instability and, especially, the proximity of elections in Brazil with possibilities of the victory of a leftist party, investments in the country were reduced and demand for the dollar increased to the point where the exchange rate in October reached nearly R$ 4.00. For this reason, the Central Bank was forced to intervene a number of times in the months before the election, selling dollars on the market to meet the growing demand and maintain the exchange rate within acceptable levels. The election of Luiz Inacio Lula da Silva, the indications that the government formed by his leftist party would continue many of the policies and decisions of the previous government and the naming of his ministry brought calm to the market and resulted in reductions to the exchange rate.

     As of the beginning of 2003, the Brazilian Central Bank has a new president, Henrique Meirelles, appointed by the government of Luiz Inacio Lula da Silva and expected to continue the same strategy as Arminio Fraga did during the previous term.

     The Company will make all cash distributions related to the Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary of such distributions. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the price in reais of the Preferred Shares on the Brazilian stock exchanges.


E. TAXATION

     The following summary contains a description of the principal Brazilian and US federal income tax consequences of the purchase, ownership and disposition of a Preferred Share and Preferred ADR, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase any such securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADRs as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended ("Code"), and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, persons that will hold Preferred Shares or Preferred ADRs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, persons that have a "functional currency" other than the US dollar, persons liable for alternative minimum tax or persons that own or are treated as owning 10% or more of the voting shares of the company. Prospective purchasers of any of such securities should consult their own tax advisors as to the personal tax consequences of their investment, which may vary for investors in different tax situations.

     The summary is based upon tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders or Preferred Shares of Preferred ADRs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADRs and any related documents will be performed in accordance with its terms.

BRAZILIAN TAX CONSIDERATIONS

     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or Preferred ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares which has registered its investment in such securities with the Central Bank as a US dollar investment (in each case, a "non-Brazilian holder"). The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in any of such securities.

TAXATION OF DIVIDENDS

     Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Shares underlying the Preferred ADRs or (ii) to a non-Brazilian holder in respect of Preferred Shares, are not subject to any withholding tax in Brazil. The current tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated on or after January 1, 1996 are not subject to withholding tax in Brazil. Dividends related to profits generated prior to December 31, 1993 will be subject to Brazilian withholding tax of 25%. Dividends related to profits generated between January 1, 1994 and December 31, 1995 will be subject to Brazilian withholding tax of 15%.

TAXATION OF GAINS.

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of Preferred ADRs to another non-Brazilian holder are not subject to Brazilian tax. The withdrawal of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under the 2,689 Regulation. In the event of the Preferred Shares not being so registered, the deposit of Preferred Shares in exchange for Preferred ADRs may be subject to Brazilian tax at the rate of 15%. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the 2,689 Regulation will be entitled to register the US dollar value of such shares with the Central Bank as described below.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. When the Preferred Shares are registered under the 2,689 Regulation, the non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil, outside of the Sao Paulo Stock Exchange. Non-Brazilian holders are subject to withholding tax at the rate of 20% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on the Sao Paulo Stock Exchange unless such sale is made under the 2,689 Regulation. Gains realized arising from transactions on the Sao Paulo Stock Exchange by an investor under the 2,689 Regulation are not subject to tax (except as described below). The "gain realized" as a result of a transaction on the Sao Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on the Sao Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, both such values to be taken into account in reais. There are grounds, however, to hold that the "gain realized" should be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of Preferred ADRs and for certain non-Brazilian holders of Preferred Shares under the 2,689 Regulation will continue in the future or that such treatment will not be changed in the future.

     As of January 1, 2000, the preferential treatment under the 2,689 Regulation is no longer applicable if the non-Brazilian holder of the Preferred ADRs or Preferred shares is resident of a tax haven - i.e., countries which do not impose income tax or where such tax is imposed at a rate lower than 20% - in accordance with Law No. 9,959, of January 27, 2000. In this case, gains realized by such holder on the Sao Paulo Stock Exchange are subject to 20% income tax. Any exercise of preemptive rights relating to the Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary on behalf of holders of Preferred ADRs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is performed within the Sao Paulo Stock Exchange, in which case the gains are exempt from withholding income tax.

     Any gain on the sale or assignment of preemptive rights relating to Preferred Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposition of Preferred Shares. The maximum rate of such tax is currently 15%.

INTEREST ON CAPITAL STOCK

     Distributions of interest on capital stock in respect of the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven, the income tax rate is 25%. Currently, such payments are tax deductible by the company, in determining social welfare contributions and income tax. No assurance can be given that the company will not distribute profits by means of interest on shareholders' equity instead of by means of dividends.

OTHER BRAZILIAN TAXES

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. A financial transaction tax ("IOF tax") may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively. IOF may also be levied on transactions involving bonds or securities ("IOF/Titulos") even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Titulos with respect to Preferred Shares and ADRs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day of the investor's holding period, but only to the extent of gain realized on the transaction and only on a prospective basis. In addition to the IOF tax, a temporary tax applies to all fund transfers in connection with financial transactions in Brazil ("CPMF tax"). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 37, of June 12, 2002, the CPMF tax will be levied at a rate of 0.38% until December 31, 2003, and at a rate of 0.08% from January 1 to December 31, 2004. The CPMF tax was initially set to expire on February 1998, however, its collection has been extended for additional periods throughout the past years. Accordingly, the Brazilian Congress is discussing the possibility of converting this tax into a permanent tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Under Constitutional Amendment 37, when the non-Brazilian holder remits funds exclusively in connection with the purchase, sale or assignment of Preferred Shares, the CPMF tax will not be levied.

REGISTERED CAPITAL

     The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under the 2,689 Regulation, or in ADRs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance abroad of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADR, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADR, will be equal to their purchase price (in US dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADRs, will be the US dollar equivalent of (i) the average price of the Preferred Shares on the Sao Paulo Stock Exchange on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding such withdrawal. The US dollar value of the Preferred Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in US dollars, received by the non-Brazilian holder.

US FEDERAL INCOME TAX CONSIDERATIONS

     As used below, a "US holder" is a holder of a Preferred Share or Preferred ADR that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any State thereof or the District of Columbia, or (iii) any other person or entity that is subject to US federal income tax on a net income basis in respect of the Preferred Shares or Preferred ADRs (including a nonresident alien individual or foreign corporation whose income with respect to a Preferred Share or Preferred ADR is effectively connected with the conduct of a US trade or business). The following discussion assumes that the Preferred Shares and Preferred ADRs are held as capital assets. In general, for US federal income tax purposes, a holder of an American Depository Receipt ("ADR") evidencing an ADR will be treated as the beneficial owner of the Preferred Share(s) represented by the applicable ADR.

TAXATION OF DIVIDENDS

     In general, a distribution made with respect to a Preferred Share or Preferred ADR (which for this purpose will include distributions of interest on capital stock) will, to the extent made from the current or accumulated earnings and profits of the company, as determined under US federal income tax principles, constitute a dividend for US federal income tax purposes. If a distribution exceeds the amount of the company's current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US holder's tax basis in the Preferred Share or Preferred ADR on which it is paid and thereafter as capital gain. As discussed below, the term "dividend" means a distribution that constitutes a dividend for US federal income tax purposes.

     The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a Preferred Share or Preferred ADR will be subject to US federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to US corporations. A dividend paid in Brazilian currency will be includible in the income of a US holder at its value in US dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the US holder or, in the case of a dividend received in respect of Preferred ADRs, on the date the dividend is received by the Depositary, whether or not the dividend is converted into US dollars. Any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency will be treated as US source ordinary income or loss. In the case of a US holder that is not a United States person, the currency gain or loss will be US source income only if the currency is held by a qualified business unit of the US holder in the United States. Subject to generally applicable limitations under US federal income tax law, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a US holder's US federal income tax liability. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, any dividends generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income."

     Alternatively, a US holder may elect not to claim a credit for any of its foreign taxes and deduct all of those taxes in computing taxable income.

     Recently enacted U.S. federal income tax legislation reduces the rate of U.S. federal income tax payable by noncorporate taxpayers on dividends paid by certain non-U.S. corporations to 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. The new legislation does not define "regularly tradable" or an "established securities market" for this purpose, although the legislative history indicates that a share of stock is treated as readily tradable on an established securities market if an ADR backed by the share is so tradable. Based on similar provisions in U.S. federal income tax law, the New York Stock Exchange, where Preferred ADSs trade, should qualify as an "established securities market". Even if the Preferred ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. The 60-day and 120-day periods are extended to 90 days and 180 days in the case of preferred stock. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates, although it is possible that individual taxpayers who receive such payments from their brokers may treat the payments as dividends to the extent the payments are reported to them as dividend income on their Forms 1099-DIV received for calendar year 2003, unless they know or have reason to know that the payments are in fact payments in lieu of dividends rather than actual dividends. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer's deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.


TAXATION OF CAPITAL GAINS

     A deposit or withdrawal of Preferred Shares by a holder in exchange for a Preferred ADR will not result in the realization of gain or loss for US federal income tax purposes. A US holder generally will recognize capital gain or loss upon a sale or other disposition of a Preferred Share or Preferred ADR held by the US holder or the Depositary in an amount equal to the difference between the US holder's adjusted basis in the Preferred Share or Preferred ADR (determined in US dollars) and the US dollar amount realized on the sale or other disposition. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a US holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Capital gain recognized by certain non-corporate US holders is taxed at a maximum tax rate of 20% in respect of property held more than one year. Capital gain, if any, realized by a US holder on the sale or other disposition of a Preferred Share or Preferred ADR will generally be treated as US source income for US foreign tax credit purposes.

     Recently enacted U.S. federal income tax legislation reduces the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on adjusted net capital gain to 15% (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. The lower rates of 8% and 18% for assets held more than five years were eliminated. The new legislation applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers will be 20%.

     Consequently, in the case of a disposition of a Preferred Share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a Preferred ADR or a Preferred Share that is not registered under the 2,689 Regulation, on which a Brazilian capital gains tax is imposed - see "Brazilian Tax Considerations-Taxation of Gains"), the US holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against US tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. In general, any loss will be sourced to the taxpayer's residence (as specially defined in Section 865(g) of the Code), subject to certain exceptions that can treat a loss recognized by a US resident in whole or in part as a foreign source loss.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

Based upon the nature of its current and projected income, assets and activities, the Company does not expect the Preferred Shares or Preferred ADSs to be considered shares of a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year (or, in general, a preceding taxable year in which the taxpayer owned stock in the corporation) is passive income or if at least 50% of its assets for the current year (or , in general, a preceding year in which the taxpayer owned stock in the corporation) produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties, annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether the Preferred Shares or Preferred ADSs constitute shares of a PFIC is a factual determination made annually , and therefore the Company's failure to constitute a PFIC at one time is subject to change. Subject to certain exceptions, once a U.S. holder's Preferred Shares or Preferred ADSs are treated as shares of a PFIC, they remain shares in a PFIC.

If the Company is treated as a PFIC, contrary to the discussion in "U.S.
Federal Income Tax Considerations--Taxation of Dividends" and "--U.S. Federal Income Tax Considerations--Taxation of Capital Gains" above, a U.S. holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of Preferred Shares or Preferred ADSs and (ii) any "excess distribution" by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred Shares or Preferred ADSs exceed 125% of the average annual taxable distributions the U.S. holder received on the Preferred Shares or Preferred ADSs during the proceeding three taxable years or, if shorter, the U.S. holder's holding period for the Preferred Shares or Preferred ADSs). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Preferred Shares or Preferred ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns Preferred Shares or Preferred ADSs during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a "qualified electing fund" in the first taxable year in which the U.S. holder owns a Preferred Share or Preferred ADS and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any ordinary income inclusion, as well as any actual dividend that otherwise would qualify for the 15% maximum tax rate prescribed by recently enacted U.S. federal income tax legislation, will not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year. Any net capital gain inclusion should qualify for the new 15% rate on adjusted net capital gain. The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make that election if the Company became a PFIC. Assuming the election is available, the QEF election is made on a shareholder-by-shareholder basis and generally can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADS and the Company is a PFIC, the QEF election ceases to apply in any later taxable year in which the Company does not satisfy the tests to be a PFIC. If that election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the holder's PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, our stock will be marketable stock within the meaning of the Treasury regulations if its is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.


INFORMATION REPORTING AND BACKUP WITHHOLDING

     A US holder of a Preferred Share or Preferred ADR will generally be subject to information reporting to the US Internal Revenue Service ("IRS") and to "backup withholding" at the rate of 31% with respect to dividends paid on or the proceeds of a sale or other disposition of a Preferred Share or Preferred ADR paid within the United States, or through certain US related financial intermediaries unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the holder's US federal income tax liability, and a US holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS. While holders that are not US holders generally are exempt from backup withholding and information reporting on payments made within the United States, a holder that is not a US holder may be required to comply with applicable certification procedures to establish that it is not a US person in order to avoid the application of US information reporting requirements and backup withholding.

F. DIVIDENDS AND PAYING AGENTS
        Not applicable.

G. STATEMENT BY EXPERTS
        Not applicable.

H. DOCUMENTS ON DISPLAY

     The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company's filings are available to the public over the internet at Gerdau's website at www.gerdau.com.br. Such filings and other information on its website are not incorporated by reference in this Annual Report. You may request a copy of this filing, and any other report, at no cost, by writing to or telephoning us at the following address: Av. Farrapos, 1811 - Porto Alegre/RS - 90.220-005 - BRASIL or +55 (51) 3323 2703 or inform@gerdau.com.br

I. SUBSIDIARY INFORMATION
        Not applicable.


ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Gerdau is exposed to various market risks, mainly changes in foreign currency exchange rates and volatility in interest rates. Market risk is the potential loss arising from adverse changes in market rate and prices. Gerdau enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations in foreign currency exchange rates and interest rates. Gerdau has established policies and procedures for risk assessment and the approval, reporting and monitoring the derivative financial activities.

     Gerdau's short-term investments trading securities, which consist mainly of fixed-term private obligations and government securities, are not subject to equity risk.

FOREIGN EXCHANGE RISK

     Gerdau is exposed to fluctuations in foreign exchange rate movements because substantially all of its revenues generated from other than North-american subsidiaries are in reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. Gerdau enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of its dollar-denominated or indexed debt. As of December 31, 2002, derivative activities consisted basically of foreign currency swaps. The table below provides information about Gerdau's significant exchange rate risk sensitive instruments as of December 31, 2002 as well as the related financial instruments acquired to mitigate such potential risk.

     The Company's estimate of the fair value of the financial instruments, which include long-term debt, approximates with their recognized book value.

1- Financial instruments indexed to U.S. dollars excluding from United States subsidiaries
--------------------------------------------------------------------------------------------------------------------
                                                                                                Maturity
                                -------------------------------------------------------------------------
                                       2003         2004         2005         2006       2007  Thereafter      TOTAL
--------------------------------------------------------------------------------------------------------------------
GERDAU AND ACOMINAS

Indebtedness from Brazilian Reais functional currency operations
Eurobonds
Outstanding amount                    1,446       33,470            -            -          -          -     34,916
Average interest rate              FX+11.1%     FX+11.1%
--------------------------------------------------------------------------------------------------------------------
Import financing
Outstanding amount                   99,809       20,718        5,401       20,477        348          -    146,753
Average interest rate               FX+6.8%      FX+6.8%      FX+6.8%      FX+6.8%    FX+6.8%
--------------------------------------------------------------------------------------------------------------------
Export financing
Outstanding amount                  299,220       32,500       22,500       15,000          -          -    369,220
Average interest rate               FX+7.7%      FX+7.7%      FX+7.7%      FX+7.7%
--------------------------------------------------------------------------------------------------------------------
Secured Export Notes
Outstanding amount                   42,702            -            -            -          -          -     42,702
Average interest rate              FX+10.5%
--------------------------------------------------------------------------------------------------------------------
Working capital and other
financing
Outstanding amount                  162,273            -       71,432            -          -          -    233,705
Average interest rate               FX+9.7%                   FX+9.7%
--------------------------------------------------------------------------------------------------------------------

Cross-currency interest rate swap contracts
--------------------------------------------------------------------------------------------------------------------
Notional amount                     226,917      524,527       24,921        7,902          -          -    784,267
Average interest received in US$    FX+7.9%      FX+3.7%      FX+7.4%      FX+7.4%
Average interest paid in R$ (%
of CDI)                               30.5%        84.3%        92.4%        87.3%
--------------------------------------------------------------------------------------------------------------------

Other assets denominated in U.S. dollar
--------------------------------------------------------------------------------------------------------------------
Cash equivalents                     22,977            -            -            -          -          -     22,977
Average interest rate                     -
Short-term Investments              259,388            -            -            -          -          -    259,388
Average interest rate                  4.0%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Total Brazilian debt  indexed
to U.S. dollars, net of
cross-currency Swaps and other
assets denominated in such           96,168    (437,839)       74,412       27,575        348             (239,336)
currency
--------------------------------------------------------------------------------------------------------------------




CANADIAN SUBISIDIARIES

Indebtedness from Canadian dollars functional currency operations
--------------------------------------------------------------------------------------------------------------------
Debentures
Principal amount                          -            -            -            -     56,056          -     56,056
Average interest rate                                                                    6.5%
--------------------------------------------------------------------------------------------------------------------
Machinery and other financing
Principal amount                     22,157       30,577            -            -          -          -     52,734
Average interest rate            LIBOR+4.5%   LIBOR+4.5%
--------------------------------------------------------------------------------------------------------------------
Total Canadian debt  indexed to      22,157       30,577                               56,056               108,790
U.S. dollars
--------------------------------------------------------------------------------------------------------------------

CHILEAN SUBISIDIARIES

Indebtedness from Chilean  pesos functional currency operations
Machinery and other financing
Principal amount                     14,320       13,038        7,412        1,416     20,170        608     56,964
Average interest rate            LIBOR+7.0%   LIBOR+7.0%   LIBOR+7.0%   LIBOR+7.0% LIBOR+7.0% LIBOR+7.0%
--------------------------------------------------------------------------------------------------------------------
Total Chilean debt  indexed to       14,320       13,038        7,412        1,416     20,170        608     56,964
U.S. dollars
--------------------------------------------------------------------------------------------------------------------


Footnote: At December 31, 2002 of the total of US$ 1,077.5 million of U.S.
          dollar denominated debt from the Brazilian operations, approximately US$ 973.2 million were swapped into obligations denominated in reais of which US$ 188.9 million has been treated pursuant to EITF No. 02-02 on a combined basis as if these loans had been originally denominated in reais an accrued an interbank interest rate (CDI).

        INTEREST RATE RISK

The interest rates charged on our debt related to the North American operations are predominantly variable, the majority of which is based on LIBOR (London Interbank Offered Rate). In November 1999, Gerdau Canada hedged $68 million of its debt via interest rate swaps that in effect resulted in fixed interest rates on the notional amount. Under two separate swap arrangements, the notional amounts declined on predetermined dates by predetermined amounts. The first swap ran for a period of three years and terminated on November 4, 2002. The second swap terminates September 2004. The notional amount swapped is currently $17 million. In late 2001, Gerdau USA hedged $55 million of its debt via interest rate swaps that in effect result in a fixed interest rate on $55 million for a period of four to five years. As a result, Gerdau USA has reduced its exposure to fluctuations in interest rates with the result being that approximately 33% of the US operations' debt is subject to changes in interest expense due to fluctuations of interest rates in the markets. A 10% change in interest rates would result in a change in annual interest expense of less than $0.5 million.

The value of our interest rate swaps changes from period to period due to changes in the swap yield curve relative to the swap yield curve at the swap's inception, and adjusted for the shortening duration. Generally the market value of the swap instrument will decline as interest rates remain lower than previously forecasted and will increase in value as interest rates rise faster the previously anticipated. The U.S. operations recognize the changes in these mark-to-market valuations through other comprehensive income in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Canadian swap does not qualify for hedge treatment under FAS 133, therefore the mark-to-market gains and losses are reflected in net income.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.


ITEM 15.

     The Company carried out an evaluation under the supervision of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

     Gerdau S.A. has created a Disclosure Committee composed of the Investor Relations Director, Osvaldo Schirmer, the Accounting Director, Geraldo Toffanello and the Legal Director of the Company, Expedito Luz. This Committee oversees and reviews all materials legally required to be disclosed, along with all data necessary to support the aforementioned documents. This committee meets at regular intervals in order to review all data.

     Furthermore, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Please see Exhibit 12.01 and 12.02 for the certifications required by this Item.

ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable.

                                    PART III

ITEM 17.       FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of responding to this item.


ITEM 18.       FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.


ITEM 19.       FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                               PAGE

Report of Independent Accountants                                                              F-1

Report of Independent Public Accountants                                                       F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001                                   F-3

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000         F-5

Consolidated Statements of Comprehensive Income for the years ended December 31, 2002, 2001    F-6
and 2000

Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31,
2002, 2001 and 2000                                                                            F-7

Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001 and 2000
                                                                                               F-8

Notes to Consolidated and Combined Financial Statements                                        F-10

(B) LIST OF EXHIBITS

12.01   Certification of the Chief Executive Officer under Item 15.

12.02   Certification of the Chief Financial Officer under Item 15.

13.01   Certification pursuant to 18 U.S.C. Section 1350.

13.02   Certification pursuant to 18 U.S.C. Section 1350.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   GERDAU S.A.




                                                By: /s/ Jorge Gerdau Johannpeter
                                                    ----------------------------
                                                Name:   Jorge Gerdau Johannpeter
                                                Title:  Chief Executive Officer


                                                 By: /s/ Osvaldo Burgos Schirmer
                                                     ---------------------------
                                                 Name:   Osvaldo Burgos Schirmer
Dated:  June 30, 2003                            Title:  Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of the Company as at December 31, 2001 and for the years ended December 31, 2001 and 2000, prior to the revisions described in Note 10 "Goodwill" and in Note 21 "Segment information" and the retroactive restatement of the information on earnings per share described in Note 17 "Earnings per Share", were audited by other accountants who have ceased operations. Those accountants expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.


As disclosed in Note10 " Goodwill", the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption on January 1, 2002 of the accounting guidance of Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") "Goodwill and Intangible Assets".

As discussed above, the financial statements of the Company as of December 31, 2001, and for years ended December 31, 2001 and 2000 were audited by other accountants who have ceased operations. As described in the "Earnings Per Share" note and in the "Segment Information" note, these financial statements have been revised to retroactively reflect the effect in earnings per share of a stock bonus and a reverse stock split and the change in the composition of the Company's reportable segments, respectively. As described in the "Goodwill" note, these financial statements have also been revised to include the transitional disclosures required by SFAS No. 142. We audited the adjustments described in the "Earnings Per Share" and the "Segment Information" notes that were applied to restate the 2001 and 2000 financial statements. We also audited the adjustments in the transitional disclosures in the "Goodwill" note. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.




PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

February 18, 2003 except for Note 17 and Note 24 which are dated as of April 30, 2003.

             The following report is a copy of a report previously issued by Arthur Andersen S/C, Porto Alegre, Brazil and has not been reissued by Arthur Andersen S/C. As discussed in the Segment Information note during 2002 changes were introduced to the Company's operational structure which modified its reportable segments under Statement of Financial Standards ("SFAS") No. 131 "Disclosures About Segments of an Enterprise and Related Information" and the Company restated comparative information for the years ended December 31, 2001 and 2000. As discussed in the Earnings Per Share
             Note in April 2003 the Company approved both a stock bonus and a reverse split and, as a result, the Company has adjusted retroactively earnings per share for the years ended December 31, 2001 and 2000. Additionally, in 2002, as discussed in the Goodwill note, the Company has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. The Arthur Andersen S/C report does not extend to these adjustments to the 2001 and 2000 consolidated financial statements. The adjustments to the 2001 and 2000 consolidated financial statements were reported on by PricewaterhouseCoopers Auditores Independentes, Porto Alegre, Brazil as stated in their report appearing herein.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Gerdau S.A.:


We have audited the accompanying consolidated balance sheets of Gerdau S.A. and its subsidiaries, translated into U.S. dollars, as of December 31, 2001 and 2000, and the related translated consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the translated financial statements referred to above present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen S/C
Porto Alegre, Brazil

January 28, 2002 except with respect to the matters discussed in Note 24, as to which the date is March 28, 2002

                                   GERDAU S.A.
                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 2002 and 2001
             (in thousands of U.S. Dollars, except number of shares)
--------------------------------------------------------------------------------

                                     ASSETS


                                                                                                  2002              2001
                                                                                                  ----              ----

Current assets
         Cash and cash equivalents                                                      $       40,457   $        27,832
         Restricted cash                                                                        15,001                 -
         Short-term investments                                                                367,748           306,065
         Trade accounts receivable, net                                                        361,801           288,842
         Inventories                                                                           632,806           443,633
         Unrealized gains on derivatives                                                         8,712                 -
         Deferred income taxes                                                                  34,585             6,804
         Other                                                                                  63,108            58,354
                                                                                         --------------   ---------------
                                    Total current assets                                     1,524,218         1,131,530


Non-current assets
         Property, plant and equipment, net                                                  2,084,895         1,384,463
         Deferred income taxes                                                                  98,103            43,866
         Judicial deposits                                                                      13,391            26,730
         Unrealized gains on derivatives                                                        43,146             1,997
         Equity investments                                                                    112,016           197,611
         Investments at cost                                                                     9,672            14,851
         Goodwill                                                                              114,374           114,374
         Prepaid pension cost                                                                   25,050                 -
         Other                                                                                  61,484            37,255

                                                                                         --------------   ---------------
                                    Total assets                                        $    4,086,349   $     2,952,677
                                                                                         ==============   ===============



                                   GERDAU S.A.
                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 2002 and 2001
             (in thousands of U.S. Dollars, except number of shares)
--------------------------------------------------------------------------------

                                   LIABILITIES

                                                                                                   2002            2001
                                                                                                   -----           -----
Current liabilities
         Short-term debt                                                                   $     707,378   $     371,339
         Current portion of long-term debt                                                       397,415         196,152
         Debentures                                                                                    -           2,018
         Trade accounts payable                                                                  281,855         137,397
         Income taxes payable                                                                     23,978          12,787
         Unrealized losses on derivatives                                                          2,003               -
         Deferred income taxes                                                                     7,628           2,872
         Payroll and related liabilities                                                          53,682          32,504
         Dividends (interest on equity) payable                                                   42,288          44,957
         Taxes payable, other than income taxes                                                   21,255          24,413
         Other                                                                                    50,315          56,455
                                                                                            -------------   -------------
                                    Total current liabilities                                  1,587,797         880,894

Non-current liabilities
         Long-term debt, less current portion                                                    794,571         630,636
         Debentures                                                                              200,766          94,204
         Deferred income taxes                                                                   128,416         151,257
         Accrued pension and other post-retirement benefits obligation                           109,870          38,125
         Provision for contingencies                                                              60,498          55,170
         Other                                                                                    30,666          37,274
                                                                                            -------------   -------------
                                                                                                            -------------
                                    Total non-current liabilities                              1,324,787       1,006,666

                                                                                            -------------   -------------
                                                                                                            -------------
                                    Total liabilities                                          2,912,584       1,887,560

Minority interest                                                                                308,755          32,397

Commitments and contingencies (Note 14)

 SHAREHOLDERS' EQUITY (Note 15)

         Preferred shares - no par value
             74,527,528,780 and 74,109,685,986 shares issued and outstanding at                  562,801         558,971
             December 31, 2002 and 2001, respectively
         Common shares - no par value
            39,590,941,783 and 39,382,020,386 shares issued and outstanding at                   281,158         279,243
             December 31, 2002 and 2001, respectively
         Additional paid-in capital                                                                2,086               -
         Legal reserve                                                                            36,105          56,074
         Retained earnings                                                                       936,612         762,494
         Cumulative other comprehensive loss
           - Foreign currency translation adjustment                                            (935,133)       (624,062)
           - Additional minimum pension liability                                                (16,309)              -
           - Unrealized loss on cash flow hedge                                                   (2,310)              -
                                                                                            -------------   -------------
                                    Total shareholders' equity                                   865,010       1,032,720
                                                                                            -------------   -------------
                                    Total liabilities and shareholders' equity             $   4,086,349   $   2,952,677
                                                                                            =============   =============

        The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                        CONSOLIDATED STATEMENTS OF INCOME
              for the years ended December 31, 2002, 2001 and 2000
  (in thousands of U.S. Dollars, except number of shares and per share amounts)
--------------------------------------------------------------------------------

                                                                              2002               2001               2000
                                                                              ----               ----               ----

Sales                                                            $       3,664,920  $       2,751,872  $       3,162,537
   Less: Federal and state excise taxes                                  (344,654)          (311,223)          (349,949)
   Less: Discounts                                                        (55,340)           (39,511)           (41,212)
                                                                  -----------------  -----------------  -----------------

Net sales                                                                3,264,926          2,401,138          2,771,376
   Cost of sales                                                       (2,349,636)        (1,722,228)        (2,059,015)
                                                                  -----------------  -----------------  -----------------

Gross profit                                                               915,290            678,910            712,361
   Sales and marketing expenses                                          (112,645)          (105,801)          (112,195)
   General and administrative expenses                                   (221,895)          (181,108)          (213,143)
                                                                  -----------------  -----------------  -----------------

Operating income                                                           580,750            392,001            387,023
   Financial expenses                                                    (292,463)          (166,496)          (193,172)
   Foreign exchange gains and losses, net                                (131,684)           (71,773)           (50,305)
   Financial income                                                        100,350             55,002             57,324
   Equity in earnings (losses) of unconsolidated companies, net           (10,057)             18,324             33,962
   Other non-operating income (expense), net                              (18,178)            (7,853)              2,165
                                                                  -----------------  -----------------  -----------------

Income before income taxes and minority interest                           228,718            219,205            236,997

Provision for income taxes (Note 16):
   Current                                                                (27,065)           (40,981)           (36,725)
   Deferred                                                                 20,507           (13,666)            (8,899)
                                                                  -----------------  -----------------  -----------------
                                                                           (6,558)           (54,647)           (45,624)
                                                                  -----------------  -----------------  -----------------

Income before minority interest                                            222,160            164,558            191,373

Minority interest                                                            9,667              2,795            (2,815)

                                                                  -----------------  -----------------  -----------------
Net income                                                       $         231,827  $         167,353  $         188,558

                                                                  =================  =================  =================

Per share data (in US$)
Basic earnings per share
    Preferred                                                              $  1.57            $  1.17            $  1.32
    Common                                                                 $  1.57            $  1.06            $  1.20

Diluted earnings per share
    Preferred                                                              $  1.57           $   1.17           $   1.31
    Common                                                                 $  1.57           $   1.06           $   1.20


Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus and reverse stock
split (Note 24.c) - Basic                                               51,343,083         51,196,627         51,196,627
                                                                  =================  =================  =================

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus and reverse stock
split (Note 24.c) - Basic                                               96,653,627         96,342,592         96,342,592
                                                                  =================  =================  =================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                   GERDAU S.A.
                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
              For the years ended December 31, 2002, 2001 and 2000
                         (in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

                                                                            2002             2001              2000
                                                                     ---------------- ----------------  ----------------

Net income as reported in the consolidated statement of income              231,827          167,353           188,558
Foreign Currency Translation Adjustments                                   (311,071)        (129,395)         ( 79,657)
Pension fund additional minimum liability                                  ( 16,309)
Cash flow hedge                                                            (  2,310)
                                                                     ---------------- ----------------  ----------------
Comprehensive income (loss) for the year                                   ( 97,863)           37,958           108,901
                                                                     ================ ================  ================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                   GERDAU S.A.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                          SHAREHOLDERS' EQUITY for the
                  years ended December 31, 2002, 2001 and 2000
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------

                                                                                                        Cumulative
                                                                    Additional                             Other
                                             Common     Preferred   Paid-in     Legal      Retained     Comprehensive
                                             Shares     Shares      Capital    Reserve     Earnings         income        Total
                                                                                                            (loss)

Balances as of January 1, 2000              $277,580   $558,971    $   -     $   37,690   $ 563,513      $(415,010)    $ 1,022,744
Capital increase with use of reserves          1,663     -             -         (1,663)      -               -               -
Net income available to Common and              -        -             -          -         188,558           -            188,558
Preferred shareholders
Foreign Currency Translation adjustment         -        -             -          -           -            (79,657)        (79,657)
Dividends (interest on equity) - $0.42 per      -        -             -          -         (65,986)          -            (65,986)
Common share and
   $0.46 per Preferred share (*)
Transfer to legal reserve                       -        -             -         10,048     (10,048)          -               -


Balances as of December 31, 2000            $279,243   $558,971    $   -     $   46,075   $ 676,037      $(494,667)    $ 1,065,659
Net income available to Common and              -        -             -          -         167,353           -            167,353
Preferred shareholders
Foreign Currency Translation adjustment         -        -             -          -           -           (129,395)       (129,395)
     Dividends (interest on equity) -
     $0.45 per Common share and                 -        -             -          -         (70,897)          -            (70,897)
     $0.50 per  Preferred share (*)
Transfer to legal reserve                       -        -             -          9,999      (9,999)          -              -

Balances as of December 31, 2001            $279,243   $558,971    $   -     $   56,074   $ 762,494      $(624,062)    $ 1,032,720
Capital increase by conversion of              1,915      3,830        -          -           -               -              5,745
 debentures
Net income available to Common and              -        -             -          -         231,827           -            231,827
Preferred shareholders
Foreign Currency Translation adjustment         -        -             -          -           -           (311,071)      (311,071)
Pension fund additional minimum liability       -        -             -          -           -            (16,309)       (16,309)
Unrealized loss on cash flow hedge              -        -             -          -           -             (2,310)        (2,310)
Excess of sale price over cost on treasury      -        -          2,086         -           -                             2,086
stock
Dividends (interest on equity) - $0.52 per
Common share and                                -        -             -          -         (77,678)          -           (77,678)
   $0.52 per Preferred share (*)
Transfer from legal reserve                     -        -             -       (19,969)      19,969           -              -

Balances as of December 31, 2002            $281,158   $562,801    $2,086    $  36,105    $ 936,612      $(953,752)    $  865,010


(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 24.(c)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                   GERDAU S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2002, 2001 and 2000
                         (in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

                                                                                     2002           2001           2000
                                                                                     ----           ----           ----


Cash flows from operating activities
   Net income                                                                   $     231,827  $     167,353  $     188,558
   Adjustments to reconcile net income to cash flows
      from operating activities:
       Depreciation and amortization                                                  178,805        135,878        140,912
       Equity in earnings (losses) on non-consolidated companies, net                  10,057       (18,324)       (33,962)
       Exchange loss on long-term debt                                                266,594         71,773         50,305
       Unrealized gains on derivative instruments                                    (58,772)              -              -
       Minority interest                                                              (9,667)        (2,795)          2,815
       Deferred income taxes                                                         (20,507)         13,666          8,899
       Loss on dispositions of property, plant and equipment                              997         10,395          2,165
       Provision for doubtful accounts                                                  1,310          6,743         10,820
       Provision for contingencies                                                     20,773        (4,099)         10,253

       Changes in assets and liabilities:
           Increase in accounts receivable                                           (28,657)       (16,948)       (62,738)
           Increase in inventories                                                   (94,477)       (57,563)       (41,668)
           Increase in accounts payable and accrued liabilities                       (9,632)         66,496            882
           Increase in other assets and liabilities                                 (138,196)         22,867       (10,550)
                                                                                 -------------  -------------  -------------
Net cash provided by operating activities                                             350,455        395,442        266,691
                                                                                 -------------  -------------  -------------

Cash flows from investing activities
   Additions to property, plant and equipment                                       (185,892)      (244,021)      (264,799)
   Proceeds from dispositions of property, plant and equipment                          6,029         11,482         13,625
   Acquisitions/dispositions of investments, net                                            -         29,850       (50,533)
   Cash paid for acquisitions in 2002, mainly Acominas                              (412,150)              -              -
   Cash acquired in acquisitions                                                       19,954              -              -
   Purchases of short-term investments                                              (847,806)      (282,967)      (341,259)
   Proceeds from maturities and sales of short-term investments                       847,108        223,874        387,234
                                                                                 -------------  -------------  -------------
Net cash used in investing activities                                               (572,757)      (261,782)      (255,732)
                                                                                 -------------  -------------  -------------


                                   GERDAU S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                for years ended December 31, 2002, 2001 and 2000
                         (in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

                                                                                     2002           2001           2000
                                                                                     ----           ----           ----

Cash flows from financing activities
   Cash dividends (interest on equity) paid                                     $    (74,265)  $    (64,399)  $    (58,851)
   Sale of treasury shares                                                              2,318              -              -
   Increase in restricted cash                                                        (6,091)              -              -
   Debt Issuance                                                                    1,186,109        377,633        421,769
   Repayment of debt                                                                (824,880)      (436,622)      (348,364)
                                                                                 -------------  -------------  -------------
Net cash provided by (used in) financing activities                                   283,191      (123,388)         14,554
                                                                                 -------------  -------------  -------------

Effect of exchange rate changes on cash                                              (48,264)          5,127       (22,650)

Increase (decrease) in cash                                                            12,625         15,399          2,863
Cash at beginning of year                                                              27,832         12,433          9,570
                                                                                 -------------  -------------  -------------
Cash at end of year                                                             $      40,457  $      27,832  $      12,433
                                                                                 =============  =============  =============

Supplemental cash flow data Cash paid during the year for:
   Interest (net of amounts capitalized)                                        $     123,680  $      83,258  $     137,592
   Income taxes                                                                        28,003         11,890         25,916

Supplemental disclosure of non cash investing and financial activities:
   Purchase consideration, representing 51,503,960 Co-Steel shares at $2.51
   per share                                                                    $     129,275
   Debentures converted into common and preferred shares (Note 15.1)                    5,745

              The accompanying notes are an integral part of these
                       consolidated financial statements.

1    Operations

     Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Argentina, Canada, Chile, the United States and Uruguay (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants, including our subsidiary Aco Minas Gerais S.A. - "Acominas" which produces steel from iron ore in blast furnaces and through the direct reduction process.

     The Company manufacture steel products for use by civil constructors, manufacturing companies and for agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, United States, Canada and Chile and, to a lesser extent, in Argentina and Uruguay.


2    Basis of presentation

2.1  Statutory records

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain aspects from the accounting practices adopted in Brazil ("Brazilian GAAP") applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

2.2  Currency remeasurement

     The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

     The Company's main operations are located in Brazil, United States, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those located in the United States which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3  Controlling shareholder

     As of December 31, 2002, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 44.86% (2001- 47.33%) of the total capital of the Company. MG's share ownership consisted of 83.34% (2001 - 82.98%) of the Company's voting common shares and 24.40% (2001- 28.39%) of its non-voting preferred shares.

3    Significant accounting policies

     The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.


3.1  Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:


                                                                                   Percentage of interest (%)
                                                                                       2002         2001
Aceros Cox S.A. (Chile)                                                                100           100
Aco Minas Gerais S.A. - Acominas and subsidiaries (Brazil)                              79           (a)
Armafer Servicos de Construcao Ltda. (Brazil)                                          100           100
Gerdau AmeriSteel Corporation (Canada) and its subsidiaries:                            74           (b)
    Gerdau USA Inc. ("GUSA") (USA)                                                      74           100
    AmeriSteel Corp. (USA)                                                              74           85
    AmeriSteel Bright Bar Inc. (USA)                                                    74           (b)
    Gerdau Ameristeel MRM Special Sections Inc. (Canada)                                74           100
    Gerdau Ameristeel Cambridge Inc. (Canada)                                           74           100
    Gerdau Ameristeel Perth Amboy Inc. (USA)                                            74           (b)
    Gerdau Ameristeel Sayreville Inc. (USA)                                             74           (b)
Gerdau Aza S.A. (Chile)                                                                100           100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned
    subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries                         100           100
Gerdau Laisa S.A. (Uruguay)                                                             99           99
Seiva S.A. - Florestas e Industrias                                                     96           96

     (a) As indicated in Note 4.1 we accounted for our investment in Acominas following the equity method of accounting as of December 31, 2001

     (b) As of December 31, 2001 we had no interest in these companies. We obtained a participation as a result of our combination with Co-Steel Inc described in Note 4.2

     The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements consolidate, in addition to the operational companies presented in the table above, all the other companies which meet the criteria for consolidation under US GAAP and which consist of holding companies for its investments in the operating companies and for financing transactions.

     The consolidated financial statements include the results of operations of Co-Steel Inc. and its subsidiaries (Note 4.2) for the period from October 23,2002 (the date of acquisition). The results of Acominas for the year ended December 31, 2002 have been accounted for following the equity method up to February 13, 2002, (the date of acquisition of a controlling interest) and have been consolidated as from such date. All significant intercompany balances and transactions have been eliminated on consolidation.


3.2   Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are for, but not limited to, accounting for the allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, useful lives of assets, valuation allowances for income taxes and contingencies. Actual results could differ from those estimates.

3.3  Cash and cash equivalents

     Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents are considered to be all highly liquid temporary cash investments, mainly deposits, with original maturity dates of three months or less.


3.4  Short-term investments

     Short-term investments consist of bank certificates of deposit and trading securities including investments held in a fund administered by a related party for the exclusive use of the Company (Note 8). The certificates of deposit and trading securities have maturities ranging from four months to one year at the time of purchase. Certificates of deposit are stated at cost plus accrued interest. Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income.

3.5  Accounts receivable

     Accounts receivable are stated at estimated realizable values. Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

3.6  Inventories

     Inventories are valued at the lower of cost or replacement or realizable value. Cost is determined using the average cost method.

3.7  Property, plant and equipment

     Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction phase of major new facilities. Interest capitalized on loans denominated in reais include the effect of indexation of principal required by certain loan agreements. Interest capitalized on foreign currency borrowings excludes the effects of foreign exchange gains and losses.

     Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets: 15 to 30 years for buildings and improvements, 4 to 15 years for machinery and equipment, 10 years for furniture and fixtures, and 5 years for vehicles and computer equipment. Assets under construction are not depreciated until they are in condition to be placed into service. Major renewals and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Any gain or loss on the disposal of property and equipment is recognized on disposal. During the year ended December 31, 2002 certain subsidiaries changed the estimated useful life of certain buildings and equipment to reflect their updated economic lives. The effect of this change in an accounting estimate reduced depreciation expense by $
     3.2 million.

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

3.8  Equity investments

     Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2002, the Company's equity investment is comprised of: (a) a 38.18% interest in the capital of Sipar Aceros S.A. - Sipar, and (b) a 50% interest in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail. As of December 31, 2001 the equity investments included the 38.18% interest in the capital of Sipar and a 37.90% interest in Acominas (Note 4.1).

3.9  Investments at cost

     Investments at cost consists of investments in entities where the Company owns less than 20% of the voting interest including tax incentives to be utilized in government approved projects, stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.10 Goodwill

     Goodwill represents the cost of investments in excess of the fair value of net identifiable assets acquired and liabilities assumed.

     Effective January 1, 2002, the Company adopted SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". Under this new standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of "reporting units" and the estimation of fair value. During the years ended December 31, 2001 and 2000 goodwill resulting from acquisitions was amortized over 20 to 25 years, the estimated lives of the related benefits.

     During the year ended December 31, 2002 goodwill was tested for impairment and no impairment charges were recorded.

     Had goodwill not been amortized in the years ended December 31, 2001 and 2000 net income would have been $ 171,353 and $ 192,368, respectively. Earnings per share had goodwill not been amortized for the year ended December 31, 2001 and 2000 are presented in Note 10.

3.11 Pension and other post-retirement benefits

     The Company accrues its obligations under pension and other post-retirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

     The cost of pensions and other post-retirement benefits is actuarially determined using the projected benefit method based on management's best estimates of expected investment performance for funded plans, salary increases, retirement ages of employees and expected health care costs. Assets of funded pension plans are valued at fair value. The excess of the net actuarial gains or losses over 10% of the greater of the benefit obligation and the fair value of the assets is amortized over the average remaining service period of the active employees (corridor approach).

     An additional minimum liability is recognized in "Cumulative other comprehensive loss" in shareholders' equity if the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of plan assets and this amount is not covered by the pension liability recognized in the balance sheet.

     An additional minimum liability has been recognized as of December 31, 2002 in relation to pension plans offered to employees in North America.

3.12 Compensated absences

     Compensated absences are accrued over the vesting period.

3.13 Stock Based Compensation Plans

     Gerdau Ameristeel Corp maintain stock based compensation plans (Note 23) although no options were granted during the year ended December 31, 2002. The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accoounting for Stock-Based Compensation - Transition and Disclosure" allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.

                                                                     2002            2001           2000
                                                                 -------------   -------------  -------------
       Net income as reported                                         231,827         167,353        188,558
       Stock-based compensation cost (reversal of cost)
       included in the determination of net income as                     102           (487)            997
       reported
       Stock-based compensation cost (reversal of cost)
       following the fair value method                                  (247)             354        (1,135)
                                                                 -------------   -------------  -------------
       Pro-forma net income                                           231,682         167,220        188,420
                                                                 =============   =============  =============

       Earnings per share - basic and diluted

       Common - As reported and pro-forma                                1.57            1.06           1.20
       Preferred- As reported and pro-forma                              1.57            1.17           1.32

3.14 Revenue recognition

     Revenues from sales of products are recognized when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

3.15 Income taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the application of the liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

     Deferred tax assets are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

3.16 Earnings per share

     The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share".

     Each share of common and preferred stock entitles the shareholder to participate in earnings. Through December 31, 2001, in accordance with Brazilian law and the by-laws of the Company, preferred shareholders were entitled to receive per-share dividends at least 10% greater than the per-share dividends paid to common shareholders. As the result of changes in the Gerdau's by-laws approved in the Shareholders Meeting held on April 30, 2002, effective January 1, 2002, the preferred shareholders are no longer entitled to the 10% differential dividend and dividends to both common and preferred shareholders are paid on the same per-share amounts.

     In calculating earnings per share ("EPS") through December 31, 2001 preferred stock has been treated as a participating security and the Company has adopted the two-class method. This method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights to undistributed earnings. Under this method, net income is first reduced by the amount of dividends declared in the current period for each class of stock; the remaining earnings are then allocated to common stock and participating securities to the extent that each security may share in earnings. The total earnings allocated to each security (i.e. actual dividends declared and the amount allocated for the participation feature) is then divided by the weighted average number of shares outstanding during the period.

     Basic EPS excludes dilution, while diluted EPS for the years ended December 31, 2001 and 2000 reflects the potential dilution that could occur if the convertible debentures were converted into shares. During the year ended December 31, 2002 all outstanding convertible debentures issued by Gerdau have been converted into shares. No other instruments are outstanding as of December 31, 2002, which could have a dilutive effect. In calculating diluted EPS, interest expense net of tax on the convertible securities is added back to "Allocated net income available to Common and Preferred shareholders", with the resulting amount divided by the number of dilutive shares outstanding. Convertible debentures are considered in the number of dilutive Common and Preferred shares outstanding. See Note 17.

     All EPS data is calculated giving retroactive consideration to the stock split approved on April 28, 2000 and to the stock bonus and to the reverse stock split approved on April 30, 2003. EPS is presented on a per share basis (Note 17).

3.17 Dividends and interest on equity

     The Company's By-Laws require it to pay to its Common and Preferred shareholders annual dividends in the amount of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Company's Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in these financial statements once declared by the Annual General Meeting.

     Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo ("TJLP") (long-term interest rate) and the balance of shareholders' equity, as measured under Brazilian Corporate Law.

     Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15%, except for interest on equity due to the Brazilian government, which is exempt from tax withholdings.

3.18 Environmental and remediation costs

     Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company's operations, are capitalized or charged against earnings, as appropriate. The Company provides for potential environmental liabilities based on the best estimate of potential clean-up and remediation estimates for known environmental sites. Management believes that, at present, each of its facilities is in substantial compliance with the applicable environmental regulations.

3.19 Advertising costs

     Advertising costs included in selling and marketing expenses were $9,386, $9,144 and $8,966 for the years ended December 31, 2002, 2001 and 2000 respectively. No advertising costs have been deferred at the balance sheet dates.

3.20 Treasury shares

     Common and preferred shares reacquired are recorded under "Treasury stock" within shareholders' equity at cost. Shares held in treasury that are subsequently sold are recorded as a reduction in treasury stock at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

3.21 Derivative financial instruments

     Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

     To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract,
     (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value in relation to the fair value of the item being hedged, both at inception and over the life of the contract. We held derivatives which qualified as hedges only in our subsidiaries in North America.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, has been adopted effective January 1, 2001. The effect of initial implementation of the procedures of SFAS No. 133, as of January 1, 2001, was a gain of US$ 6,074 (net of income tax effects of US$ 3,129), and is presented as a reduction of financial expenses in the statement of income for the year then ended.

3.22 Reclassifications

     Certain reclassifications have been made to the financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 to conform to the presentation in the current year.

3.23 New accounting pronouncements

     The Financial Accounting Standards Board ("FASB") has recently issued the following SFAS which are effective in periods after December 31, 2002: SFAS No. 143, Accounting for Asset Retirement Obligations; SFAS No. 145, Extinguishment of Debt; and SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

     SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFASNo. 143 is effective for fiscal years beginning after September 15, 2002.

     SFAS No. 145 addresses financial accounting and reporting for extinguishment of debt.

     SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and generally requires costs associated with exit or disposal activities (including costs related to involuntary terminations and contract termination costs) to be recognized when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Specifically, costs associated with involuntary terminations are to be accrued on the date the employees are notified, assuming the period of time between the notification date and termination date is the lesser of 60 days or the legally required notification period. Otherwise, these costs are to be recognized evenly over the period from notification to termination. Contract termination costs are to be recognized when the contract is legally terminated or when the economic benefits of the contract are no longer being realized.

     In addition, in November 2002, FASB has issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003 the FASB issued Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities". The Interpretation applies to variable interest entities ("VIEs"), many of which have been referred to as special purpose entities or SPEs. Under rules prior to FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The FASB determined that this approach was not effective in identifying controlling financial interests in entities that are not controlled through voting interests, or in which the equity investors do not bear the residual economic risks and rewards. FIN 46 requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns, or both.

     The consolidation requirements of the Interpretation apply immediately to VIEs created after January 31, 2003 and apply to previously established entities in the first interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the VIE was established.

     The only SPE with which we do business as of December 31, 2002 is, as further described in Note 13 "Brazilian Steel International Trading", a SPE created to serve as a vehicle to obtain financing backed by future exports of Acominas. We are consolidating the SPE since we acquired a controlling interest in Acominas. Therefore, we do not expect that application of FIN 46 would have any effect as it relates to the existing SPE.

     We are evaluating the impact that these recent pronouncement could have on the financial position and result of operations of the Company.


4    Acquisitions

     4.1  Acominas

     On February 13, 2002 and October 18, 2002 we acquired an additional 16.12% and 24.79%, respectively, of voting and total shares of Acominas. The acquisition in February 2002 increased our interest in the voting stock to 54.0% and we begun to consolidate the financial position, results of operations and cash flows since the acquisition date.

     The total purchase price, which was paid in cash, was $ 179,042 for the shares acquired in February 2002 and $ 226,730 for the shares acquired in October 2002. No goodwill resulted from the acquisitions.

     The following table summarizes the estimated fair value of assets acquired and liabilities assumed at February and October 2002:

                                                        February 2002              October 2002
                                                  ------------------------------------------------
                                                    $                       $
            Current assets                                      313,023                   246,176
            Property, plant and equipment                     1,280,382                 1,167,590
            Other assets                                         79,962                    73,312
            Current liabilities                               (363,771)                 (298,894)
            Non-current liabilities                           (198,915)                 (273,583)
                                                  ------------------------------------------------
            Net assets acquired                               1,110,681                   914,601
                                                  ------------------------------------------------
            Percentage acquired                                  16.12%                    24.79%
            Purchase price                                    $ 179,042                 $ 226,730
                                                  ================================================

     4.2      Co-Steel

     On October 23, 2002, the Company and the Canadian steelmaker Co-Steel combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group (as defined below) in exchange for shares of Co-Steel representing 74% of the shares of the combined entity. The Gerdau North America Group is comprised of the operations of Gerdau in Canada (Gerdau Ameristeel MRM Special Sections Inc, Gerdau Ameristeel Cambridge Inc and certain holding companies) and in the United States (Ameristeel Corp., Ameristeel Bright Bar Inc. and one holding company).

     A portion of the shares will be issued to minority shareholders of AmeriSteel Corp on March 31, 2003 (Note 24). The name of Co-Steel was changed to Gerdau AmeriSteel Corporation as part of the transaction. For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel since the Company, the original shareholder of the Gerdau North America Group, became owner of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of operations of Co-Steel are consolidated from the date of the transaction. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition. No goodwill resulted from the acquisition.


     Current assets                                                                      $        242,252
     Current liabilities                                                                        (130,345)
     Property, plant and equipment                                                                389,915
     Other assets                                                                                   (177)
     Long-term debt                                                                             (300,082)
     Other long-term liabilities                                                                 (81,386)
     Net deferred income taxes                                                                     15,768
                                                                                             ---------------
     Net assets acquired                                                                 $        135,945
                                                                                             ---------------
     Purchase consideration, representing 51,503,960 Co-Steel shares at $2.51 per share  $        129,275
     Plus transaction costs                                                                         6,670
                                                                                             ---------------
                                                                                         $        135,945
                                                                                             ---------------

     4.3  Pro-forma results of operations (Unaudited)

     The following table presents information on a pro-forma basis as if the additional interests in Acominas and Co-Steel had been acquired at the beginning of each of the years presented below:

                                                                    2002
                                                              ------------------
       Net sales                                                    $ 3,983,576
       Net income                                                     $ 229,391
       Earnings per common and preferred share:
         Basic and diluted                                               $ 1.55

                                                                    2001
                                                              ------------------
       Net income                                                     $ 100,057


5      Short-term investments

                                                                                      2002           2001
                                                                                  -------------  -------------
           Investment funds                                                      $      32,364  $      50,976
           Investment funds administered by Banco Gerdau S.A. (related party)           97,775         76,125
           Debt securities                                                             228,758        113,640
           Equity securities                                                             8,851         65,324
                                                                                  -------------  -------------
                                                                                 $     367,748  $     306,065
                                                                                  =============  =============


6         Trade accounts receivable, net

                                                                                      2002           2001
                                                                                  -------------  -------------
           Trade accounts receivable                                             $     376,940  $     311,887
           Less: allowance for doubtful accounts                                      (15,139)       (23,045)
                                                                                  -------------  -------------
                                                                                 $     361,801  $     288,842
                                                                                  =============  =============


7        Inventories

                                                                                      2002           2001
                                                                                  -------------  -------------
                                                                                                 -------------
           Finished products                                                     $     331,926  $     215,045
           Work in process                                                              87,728         62,149
           Raw materials                                                                85,682         95,904
           Packaging and maintenance supplies                                          105,833         62,140
           Advances to suppliers of materials                                           21,637          8,395
                                                                                                 -------------
                                                                                  -------------  -------------
                                                                                 $     632,806  $     443,633
                                                                                  =============  =============


8        Balances and transactions with related parties

                                                                                      2002           2001
                                                                                  -------------  -------------
         Short-term investments - Funds administered                             $      97,775  $      76,125
            by Banco Gerdau S.A. (i)
         Long-term debt - MG (ii)                                                          277            461
         Loans and advances to directors                                         $       1,559  $       2,648

         (i) Banco Gerdau is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of Gerdau and Acominas. The fund's investments consist of time deposits in major Brazilian banks and treasury bills of the Brazilian government. Income earned on the Company's investment in the fund aggregated $9,469 in 2002 and $14,440 in 2001, representing average yields of 19.0 % and 17.0 %, respectively.

         (ii) Loans from MG as of December 31, 2002 and 2001 are denominated in Brazilian reais, bear interest at the average composite borrowing rate of the Conglomerate (23.0% as of December 31, 2002), mature in May 2003, and can be renewed every six months. Interest expense related to such loans aggregated $39 in 2002, $20 in 2001 and $3,081 in 2000, representing average effective rates of 23.0 %,
              22.8 % and 19.6%, respectively.

     In addition, INDAC - Industria, Administracao e Comercio S.A., holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt assumed by the Company in exchange of a fee of 1% per year of the amount of debt guaranteed. Average amount of debt guaranteed during the year ended December 31, 2002 amounted to $ 243,105.

9    Property, plant and equipment, net

                                                        2002           2001
                                                   -------------  -------------
           Buildings and improvements             $     714,326   $    352,653
           Machinery and equipment                    2,006,922      1,495,911
           Vehicles                                       9,540         13,096
           Furniture and fixtures                        32,195         33,170
           Other                                         91,649        118,370
                                                   -------------  -------------
                                                      2,854,632      2,013,200
               Less: accumulated depreciation      (989,415)      (833,261)
                                                   -------------  -------------
                                                      1,865,217      1,179,939
           Land                                         122,135         96,276
           Construction in progress                      97,543        108,248
                                                   -------------  -------------
               Total                              $   2,084,895   $   1,384,463
                                                   =============  =============

     Construction in progress as of December 31, 2002 represents principally renewals and improvements in the manufacturing facilities of Gerdau and Acominas in Brazil. The Company capitalized interest on construction in progress in the amount of $ 10,370 in 2002, $14,228 in 2001 and $20,735 in 2000.

     As of December 31, 2002, machinery and equipment with a net book value of $ 127,938 was pledged as collateral for certain long-term debt.

10   Goodwill

     Goodwill corresponds exclusively to our acquisition of Ameristeel Corp. During the year ended December 31, 2002 we have not recognized any additional goodwill as result of our acquisitions. Up to December 31, 2001 goodwill was being amortized on a straight-line basis over 20 to 25 years, the estimated lives of the related benefit. Had goodwill not been amortized during the years ended December 31, 2001 and 2000, net income for those years would have been $ 171,353 and $ 192,368, respectively, and EPS would have been as follows:

                                                    2001            2000
                                                    ----            ----
       Basic earnings per share
          Common                                    1.09            1.22
          Preferred                                 1.20            1.35

       Diluted earnings per share
          Common                                    1.09            1.22
          Preferred                                 1.20            1.34


11   Accrued pension and other post-retirement benefits obligation

     11.1       Pension Plans

     The Company and other related companies in the Group co-sponsor contributory pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Acominas as from its consolidation. The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Co-Steel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

     Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees' compensation and totaled $ 634 in 2002, $ 955 in 2001 and $1,596 in 2000. Contributions to defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $ 8,200, $ 1,100 and $ 429 in 2002, 2001 and 2000, respectively.

     The subsidiaries in North America also have a voluntary savings plan available to substantially all of their employees. Under this plan, the Company contributes amounts based upon a percentage of the savings paid into the plan by employees. The Company matches 50% of the employees' contributions up to 4% of employees' salaries. Costs under this plan for the period ended December 31, 2002 were $1.9 million (2001- $1.8 million).

     11.1.(a)  Brazilian Plans

     Net periodic pension cost relating to the defined benefit component of the Brazilian Plans, which includes in 2002 the pension plan sponsored by Acominas, was as follows:

                                                                          2002             2001              2000
                                                                      -------------    -------------     -------------
       Service cost                                                 $        4,867   $        1,989    $        2,180
       Interest cost                                                        14,181            5,037             5,110
       Expected return on plan assets                                     (17,825)          (4,573)           (4,970)
       Plan participants' contributions                                    (1,001)                -                 -
       Amortization of unrecognized gains and losses, net                  (1,142)            (475)             (970)
       Amortization of prior service cost                                      294                -                 -
       Amortization of unrecognized transition obligation                      398              865             1,114
                                                                      -------------    -------------     -------------
              Net pension expense (benefit)                         $        (228)   $        2,843    $        2,464
                                                                      =============    =============     =============

        The funded status of the defined benefit components of the Brazilian Plans was as follows:

                                                                                2002            2001
                                                                            --------------   ------------
       Plan assets at fair value                                                  184,850         62,222
       Projected benefit obligation                                               135,455         55,597
                                                                            --------------   ------------
       Funded status                                                               49,395          6,625
                                                                            --------------   ------------

       Unrecognized net transition obligation                                     (1,652)          1,757
       Unrecognized prior service cost                                              3,160              -
       Unrecognized net gains and losses                                         (37,794)       (25,761)
                                                                            --------------   ------------
       Amounts recognized in the balance sheet, net                       $        13,109  $    (17,379)
                                                                            ==============   ============

        Additional information required by SFAS 132 ("SFAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits" for the Brazilian Plans is as follows:

                                                                                        2002                   2001
                                                                                 -------------------     -----------------
       Change in benefit obligation
           Benefit obligation at the beginning of the year                     $             55,597    $           60,329




           Consolidation of Acominas                                                        119,915                     -
           Service cost                                                                       4,867                 1,989
           Interest cost                                                                     14,181                 5,037
           Actuarial (gain) loss                                                              9,838               (1,642)
           Benefits paid                                                                    (4,453)                 (721)
           Effect of exchange rate changes                                                 (64,490)               (9,395)
                                                                                 -------------------     -----------------
           Benefit obligation at the end of the year                           $            135,455    $           55,597
                                                                                 -------------------     -----------------

       Change in plan assets
           Fair value of plan assets at the beginning of the year              $             62,222    $           55,370
           Consolidation of Acominas                                                        159,931                     -
           Actual return on plan assets                                                      47,691                15,111
           Employer contributions                                                             2,750                   941
           Plan participants' contributions                                                   1,001                     -
           Benefits paid                                                                    (4,453)                 (721)
           Effect of exchange rate changes                                                 (84,292)               (8,479)
                                                                                 -------------------     -----------------
           Fair value of plan assets at the end of the year                    $            184,850    $           62,222
                                                                                 -------------------     -----------------


       The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider an inflation of 5% (4.5% for the years ended December 31, 2001 and 2000).

                                                                           2002         2001         2000
                                                                           ----         ----         ----
          Weighted-average discount rate                                   10.3%        9.7%         9.7%
          Rate of increase in compensation                                 9.2%         8.7%         8.7%
          Long-term rate of return on plan assets                          10.3%        9.7%         9.7%

       Brazilian Plan assets as of December 31, 2002 include shares of Acominas and Gerdau in the amount of $ 12,007 and $5,258, respectively.

        11.1.(b)  North American Plans

       The components of net periodic pension cost for the North American Plans are as follows:

                                                                        2002           2001            2000
                                                                    -------------  --------------  -------------
          Service cost                                             $     5,606           4,947          4,167
          Interest cost                                                 12,830          10,921         10,098
          Expected return on plan assets                              (13,536)        (12,258)       (11,494)
          Amortization of prior service cost                               388             282             70
          Amortization of unrecognized gains and losses, net                 4           (134)
                                                                    -------------  --------------  -------------
                 Net pension expense                               $     5,292           3,758          2,841
                                                                    =============  ==============  =============




        The funded status of the North American Plans is as follows:

                                                                        2002           2001
                                                                        ----           ----
       Plan assets at fair value                                   $   206,070         133,827
       Projected benefit obligation                                    301,352         164,260
                                                                    -------------  --------------
       Funded status                                                  (95,282)        (30,433)
       Unrecognized prior service cost                                   2,564             578
       Unrecognized transition liability                                 1,702           1,845
       Unrecognized net gains and losses                                52,139          16,086




       Additional minimum liability                                   (27,763)               -
                                                                    -----------------------------
       Accrued pension liability recognized in the balance         $  (66,640)        (11,924)
       sheet
                                                                    =============  ==============

        Additional information required by SFAS N(0) 132 for the North American Plans is as follows:

                                                                                  2002            2001
                                                                              -------------   -------------
         Change in benefit obligation
             Benefit obligation at the beginning of the year                       164,260         146,934
               Acquisition of Co-Steel                                             111,530
             Service cost                                                            5,606           4,947
             Interest cost                                                          12,830          10,921
               Actuarial loss                                                       13,659           7,777
             Benefits paid                                                         (8,765)         (7,292)
               Amendments                                                            2,232             973
                                                                              -------------   -------------
             Benefit obligation at the end of the year                             301,352         164,260
                                                                              =============   =============

         Change in plan assets
             Plan assets at the beginning of the year                              133,827         140,599
               Acquisition of Co-Steel                                              79,628
               Employer contributions                                               10,142           1,910
             Benefits paid                                                         (8,765)         (7,292)
             Actual return on assets                                               (8,762)         (1,390)
                                                                              -------------   -------------
             Plan assets at the end of the year                                    206,070         133,827
                                                                              =============   =============


       Assumptions used in accounting for the North American Plans were:

                                                                          2002           2001          2000
                                                                          ----           ----          ----
          Weighted-average discount rate                                6.5%-6.8%      7%-7.3%      6.5%-7.5%
          Rate of increase in compensation                              4.3%-4.5%     2.5%-4.5%     2.5%-4.5%
          Long-term rate of return on plan assets                       7.5%-9.3%      7%-9.3%      7.0%-9.5%


     11.2    Other Post-Retirement Benefits

     The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

     The components of net periodic pension cost for the post-retirement health benefits are as follows:


                                                                  2002           2001          2000
                                                              --------------  --------------------------

       Service cost                                                     341           247           210
       Interest cost                                                    876           586           564
       Amortization of unrecognized transition obligation                 -             -          (11)
       Amortization of unrecognized gains and losses, net                 -             -          (18)
                                                              --------------  --------------------------
                  Net post-retirement health expense                  1,217           833           745
                                                              ==============  ==========================

     The following sets forth the funded status of the post-retirement health benefits:

                                                                                      2002         2001
                                                                                   -----------  -----------
       Plan assets at fair value                                                            -            -
       Projected benefit obligation                                                    31,979        9,068
                                                                                   -----------  -----------
       Funded status                                                                 (31,979)      (9,068)
       Unrecognized net gains and losses                                                  690          246
                                                                                   -----------  -----------
       Accrued post-retirement health benefits recognized in the balance sheet       (31,289)      (8,822)
                                                                                   ===========  ===========


        Additional information required by SFAS N(0) 132 for post-retirement health benefits is as follows:

                                                                              2002           2001
                                                                          -------------  -------------
       Change in the projected benefit obligation
            Projected benefit obligation at the beginning of the year            9,068          7,858
             Acquisition of Co-Steel                                            22,049
             Service cost                                                          341            247
             Benefits paid                                                     (1,331)        (1,403)
             Interest cost                                                         876            586
             Plan participants' contributions                                      532            466
             Plan amendments                                                                      135
             Actuarial loss                                                        444          1,179
                                                                          -------------  -------------
             Projected benefit obligation at the end of the year                31,979          9,068
                                                                          =============  =============


       Change in plan assets
           Plan assets at the beginning of the year                                  -              -
           Employer contribution                                                   799            937
           Plan participants' contributions                                        532            466
           Benefits and administrative expenses paid                           (1,331)        (1,403)
           Return on assets                                                          -              -
                                                                          -------------  -------------
           Plan assets at the end of the year                                        -              -
                                                                          =============  =============

     Assumptions used in the accounting for the post-retirement health benefits were:

                                                                               2002                  2001
                                                                         -----------------    ------------------

          Weighted-average discount rate                                     6.5%-6.8%               7.3%

          Health care - trend rate - beginning 2003                         10.0%-12.0%              8.6%

          Health care - trend rate - ending year 2008                          5.5%                5.5%-6.0%

       The amounts recognized in the balance sheets are as follows:

                                                                                         2002             2001
                                                                                     -------------    --------------
       Liabilities
         Brazilian pension obligation (Gerdau plan)                                     11,941           17,379
         North American pension obligation                                              66,640           11,924
         North American obligation other than pension                                   31,289            8,822
                                                                                     -------------    --------------
         Accrued liability related to pension and other benefit obligation            109,870            38,125
                                                                                     =============    ==============

       Assets
         Prepaid pension cost for the Brazilian plans (Acominas plan)                   25,050              -
                                                                                     =============    ==============



12   Short-term debt

     Short-term debt consists of working capital lines of credit and export advances with interest rates ranging from 3.75% p.a. to 11.13% p.a. for U.S. dollar denominated debt and with interest rate of TR + 15.49% p.a. (taxa referencial - a nominal interest rate) for reais denominated debt. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.


13   Long-term debt and debentures

     Long-term debt and debentures consisted of the following as of December 31:

                                                                          Annual Interest
                                                                              Rate %              2002          2001
                                                                              ------              ----          ----
 Long-term debt, excluding debentures, denominated in Brazilian reais
 Working capital                                                               14.4          $      20,559  $          -
 Financing for machinery                                                    9.4 to 15.8            182,258       187,175

 Long-term debt, excluding debentures, denominated in foreign currencies
 (a) Long-term debt of Gerdau, Acominas and Gerdau Aza S.A.
     Working capital (US$)                                                  3.0 to 8.4             270,185       163,540
     Financing for machinery and others (US$)                               LIBOR+11.02            114,982       161,334
     Securitization of export receivables by Acominas (US$)                    10.5                 42,705
     Working capital (Chilean pesos)                                            5.9                  8,428             -
     Financing for machinery (Chilean pesos)                                    5.8                34,216             -

 (b) Long-term debt of Canadian companies other than Co-Steel
     Bank indebtedness                                                                              17,243             -
     U.S. Dollar Floating Rate Term                                     Banker's acceptance         61,743        85,855
                                                                              + 2.75%
     Canadian dollar revolving loan                                      Bank prime rate +          22,157        15,068
                                                                               1.75%
     Other                                                                                           1,444         1,458

 (c) Long-term debt of Gerdau USA Inc. ("GUSA") and subsidiaries
     Ameristeel Revolving Credit Agreement                                     3.8%                100,800        80,000
     Ameristeel Term Loan                                                      3.8%                 68,750        93,750
     Industrial Revenue Bonds                                                  3.8%                 36,795        33,315



                                                                          Annual Interest
                                                                              Rate %              2002          2001
                                                                              ------              ----          ----

     Ameristeel Bright Bar                                                     6.0%                  3,522         3,867
     Other                                                                                             809         1,426

 (d) Long-term debt of former Co-Steel group
     Bank indebtedness                                                                               6,136             -
     Canadian dollar revolving loan                                       LIBOR+2% to 5%            30,577             -
     U.S. Dollar Fixed Rate Reducing Term Loan                             8.9% to 10.9%           105,849             -
     U.S. dollar revolving loan                                                                     59,767             -
     Other                                                                                           3,061             -

                                                                                              -------------  ------------
                                                                                                 1,191,986       826,788
 Less: current portion                                                                           (397,415)     (196,152)
                                                                                              -------------  ------------
 Long-term debt, excluding debentures, less current portion                                  $     794,571  $    630,636
                                                                                              =============  ============

 Debentures                                                                                  $     200,766  $     96,222
 Less: current portion                                                                                   -       (2,018)
                                                                                              -------------  ------------
 Debentures, less current portion                                                            $     200,766  $     94,204
                                                                                              =============  ============

Long-term debt matures in the following years:
                               2004                        $   367,227
                               2005                            268,086
                               2006                             72,611
                               2007                             31,259
                               2008 and thereafter              55,388
                                                            -----------
                                                           $   794,571
                                                            ===========


     Long-term debt, excluding debentures, denominated in Brazilian reais

     Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP -fixed by the Government on a quarterly basis - or the TR - Taxa Referencial (nominal interest reference rate) published by the Government on a daily basis.


     Long-term debt, excluding debentures, denominated in foreign currencies

     (a) Gerdau, Acominas and Gerdau AZA S.A.

     The debt agreements entered into by Gerdau contain covenants, which require the maintenance of certain ratios, as calculated in accordance with its financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization), debt service coverage and interest coverage, amongst others.

     On January 4, 1999, the Company assumed the debt related to Eurobonds of $130,000 issued by the Company's parent, Metalurgica Gerdau, maturing in May 2004, in exchange for the then existing debt with the parent. The Company is subject to certain financial covenants related to the issuance of these Eurobonds including ratios of total debt to EBITDA computed based on the financial statements prepared under Brazilian GAAP. GTL Equity Investments Corp., a wholly owned consolidated subsidiary, reacquired $ 96,530 of total Eurobonds issued when some of the bondholders exercised a put option. Eurobond debt is presented net of the debt repurchased for under "Financing for machinery and others".

     In December 1999, Acominas Overseas Ltd, a consolidated subsidiary of Acominas, entered into a agreement with Brazilian Steel International Trading ("BSIT") a Cayman Islands special purposes company. BSIT obtained a loan from a syndicate of banks and has used the proceeds to make an advance payment to Acominas Overseas Ltd. for future exports. Acominas Overseas Ltd. is required to make exports to a group of designated purchasers and payment of the exports by such purchaser will be made to BSIT as repayment of the advance made plus accrued interest. Acominas is obligated under the terms of the agreement to export exclusively through Acominas Overseas Ltd. (other than to South America) and to maintain certain minimum volumes of exports. The financial statements of BSIT are included into the consolidated financial statements of the Company.

     (b) Canadian companies other than Co-Steel

     The total authorized facility under the U.S. Dollar Floating Rate Term Loan is Cdn $97.5 million [$61.7 million] (2001 - Cdn$135 million [$84.8 million]) with a due date of January 15, 2004. Interest rate swap agreements related to this facility were entered into with a bank as the counterparty in November 1999 that effectively fixed the rate of interest on approximately 50% of the balance. The agreement is for $17 million and bears interest at 6.4% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represents the amount that would be paid by the companies if the agreements were terminated at December 31, 2002, was $1.2 million (2001 - $2.2 million).

     The Canadian companies have a total authorized revolver facility of Cdn $73 million ($46 million) that bear interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% (2001- 2.25%) or banker's acceptance plus 2.75% (2001- 3.25%). Some companies have pledged accounts receivable and inventory as collateral. The revolver facility expires on September 30, 2003 and is renewable through January 15, 2004.

     The Canadian banking agreement contains various restrictive covenants with respect to maintenance of certain financial ratios. At December 31, 2002, the companies were not in compliance with certain covenants and requested and received a waiver of compliance.

     In addition, the banking agreement requires additional principal repayments of 50% of surplus combined cash flow as defined by the banking agreement for years from 2001 to 2003. Based on the agreement cash flow computations for 2002, the companies in Canada will be required to make an additional principal repayment of $4.1 million in 2003.

     Collateral for the Canadian credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various companies of the Gerdau group in Canada, and (iii) a guaranty by Gerdau SA. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders.

     (c) Gerdau USA Inc. - GUSA and subsidiaries

     The main financial obligation outstanding as of December 31, 2002 is a $285 million credit facility (the "Revolving Credit Agreement"). It is collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million is a term loan that amortizes at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement matures in September 2005. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at December 31, 2002 was approximately 3.8% (2001- 4.2%).

     The Revolving Credit Agreement contains certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit are subject to an aggregate sublimit of $50 million.

     GUSA's industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of a cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate (3.8% to 4.3% at December 31, 2002); $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2002, GUSA had approximately $44.8 million of outstanding letters of credit, primarily for IRBs and insurance.

     The AmeriSteel Bright Bar Loan represents a bank loan of GUSA's majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. AmeriSteel is a guarantor of the loan.

     In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments are specific tranches of LIBOR-based revolving credit and term loan borrowings under the Company's Revolving Credit Agreement. The aggregate fair value of the effective portion of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at December 31, 2002, was $4.6 million. As the hedged transaction occurs, this amount will be charged as financial expenses.

     (d) Former Co-Steel Group

     The Co-Steel entities at December 31, 2002, have revolving facilities of Cdn$133.9 million and Cdn$22.2 million which can be drawn in either Canadian or U.S. dollars. These facilities come due on January 15, 2004 and bear interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA ratios.

     The Fixed Rate Reducing Term Loan at December 31, 2002 was $96.8 million. This facility is reduced by $59.3 million on January 15, 2004 and then reduces by $12.5 million on July 15 in each of the years 2004 to 2006 and bears interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility include a make-whole provision (in the event of prepayment) that requires the Company to pay a penalty if interest rates had decreased since the original inception of the loan. At December 31, 2002, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was $9.1 million. The facilities are secured by a first charge against substantially all assets of the former Co-Steel entities.

     Debentures

     Debentures include seven outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:


                                                               Issuance     Maturity           2002           2001
                                                               --------     --------
       Third series                                              1982         2011     $     15,687    $    20,240
       Fifth series                                              1989         2005                -          8,116
       Seventh series                                            1982         2012            9,639          6,331
       Eighth series                                             1982         2013           11,733         17,503
       Ninth series                                              1983         2014           23,149         43,280
       Eleventh series                                           1990         2020            4,837          6,236
       Thirteenth series                                         2001         2008           87,765              -
       Gerdau Ameristeel's convertible debentures                1997         2007           56,056              -
                                                                                         -----------     ----------
                                                                                            208,866        101,706
       Less debentures held by consolidated companies
          eliminated on consolidation                                                       (8,100)        (5,484)
                                                                                         -----------     ----------
       Total                                                                                200,766         96,222
                                                                                         -----------     ----------
       Less: current portion                                                                      -        (2,018)
                                                                                         ===========     ==========
       Total debentures - long-term                                                    $    200,766    $    94,204
                                                                                         ===========     ==========

    (a) Debentures issued by Gerdau

     Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 19.11% and 16.95% as of December 31, 2002 and 2001, respectively. The thirteenth series of debentures contain financial covenants which require:
     (a) that total consolidated financial debt does not exceed four times Earnings Before Interest, Taxes, Depreciation and Amortization, as defined in the agreements, and (b) that consolidated EBITDA should not be lower than 2.5 times net financial expenses, excluding the foreign exchange gains and losses and monetary corrections. Prior series of debentures contained financial covenants which limit distribution of dividends to no more than 30% of distributable net income if consolidated long-term debt exceeds 1.5 times shareholders' equity. All such financial covenants are measured based on the statutory consolidated financial statements of Gerdau S.A. prepared under Brazilian GAAP.

     As of December 31, 2001, $8,073 of convertible debentures due at various dates through 2005 were outstanding, which were convertible at the option of the holder into Common stock and Preferred stock. On June 5, 2002 the single holder of such convertible debentures exercised its right to convert and 208,921,397 Common shares and 417,842,794 Preferred shares were issued. As of December 31, 2002 there are no convertible debentures issued by Gerdau outstanding.

     (b) Debentures issued by Gerdau AmeriSteel Corp.

     The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if Common Shares are issued in a customary offering. The debentures are redeemable after April 30, 2002, at the option of Gerdau AmeriSteel Corp. at par plus accrued interest. Gerdau AmeriSteel Corp. has the right to settle the principal amount by the issuance of Common Shares based on their market value at the time of redemption. The par value of the debentures is Cdn$ 125,000. As part of the fair value adjustment of the assets and liabilities of Co-Steel the debentures were revalued based on their trading value on the Toronto Stock Exchange at the time of the announcement of the merger. The difference between the par value and the fair value will be amortized through April 30, 2007.

14   Commitments and contingencies

14.1 Tax and legal contingencies

     The Company is party to claims with respect to certain taxes, contributions and labor. Management believes, based in part on advice from legal counsel, that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2002, although it may have significant effect on results of future operations or cash flows.

     Included in the reserve for contingencies as of December 31, 2002, are $14,280 relating to "compulsory loans" required to be made to Eletrobras ("Emprestimo Compulsorio Eletrobras sobre Energia Eletrica"), the government-owned energy company, by its customers. The Company has, along with other electricity customers, challenged the constitutionality of these loans. In March 1995, the Supreme Court decided against the interests of the Company. Even though the constitutionality of the "compulsory loans" was sustained by the Supreme Court, several issues remain pending, including the amounts to be paid by the Company.

     The Company has established a provision relating to the "compulsory loans" as: (i) the Supreme Court has initially decided against the interests of the Company as it relates to this matter, (ii) even though the payment to Eletrobras was in the form of a loan, the re-payment to the Company will be made in the form of Eletrobras shares, and (iii) based on currently available information, the Eletrobras shares will most likely be worth less than 5% of the amount that would be paid if the re-payment was to be made in cash.

     Also included in the provision are amounts provided for taxes which are being contested for a total of $ 15,549. Total provision for taxes being contested include: $2,039 relating to contested federal social contribution taxes - "Fundo de Investimento Social" ("FINSOCIAL") -, $3,125 relating to state value added tax - "Imposto Sobre Circulacao de Mercadorias e Servicos" ("ICMS")-, $889 relating to "Contribuicao Social Sobre o Lucro", $2,031 relating to "Contribuicao Provisoria sobre Movimentacao Financeira" ("CPMF"), $4,726 relating to income tax ("Imposto de Renda"), $5,650 relating to social security contribution ("INSS") and $2,739 relating to contested federal social contribution taxes - "Programa de Integracao Social", ("PIS") and "Contribuicao para o Financiamento da Seguridade Social" ("COFINS"). The Company believes that, under the Supreme Court ruling on PIS, it is entitled to a tax refund, which it has offset against monthly payments of PIS and COFINS. The amounts offset have been accounted for as a contingent liability.

     The Company is also a party to a number of lawsuits by employees. As of December 31, 2002, the Company accrued $7,166 relating to such lawsuits. Additionally, the Company is involved in a number of lawsuits arising from the ordinary course of business and has accrued $1,940 for these claims.

     Judicial deposits, which represent restricted assets of the Company, relate to amounts paid to the court and held in judicial escrow pending resolution of related legal matters. The balance as of December 31, 2002 is comprised of $ 12,102 related to the tax contingencies described above and $1,289 related to the Elletrobras dispute.

     There is also one antitrust proceeding pending against Gerdau S.A. It refers to a complaint brought by two Sao Paulo's civil constructors' unions alleging that Gerdau S.A. and the other long steel producers in Brazil were dividing clients among themselves, therefore breaking antitrust law. After investigations conducted by SDE - Secretaria de Direito Economico and based on some public hearings, the Secretary's opinion was that a cartel existed. This conclusion was also backed by an opinion of SEAE - Secretaria de Acompanhamento Economico that had been previously presented.

     The proceeding will now be followed through its final stage at CADE - Conselho Administrativo de Defesa Economica, who will decide the case. Gerdau believes based on all currently available information including legal counsel advice that it should be successful in this proceeding, if not at an administrative level at least at court level. Therefore, no provision has been made for any amount. Gerdau is fighting and expects to continue fighting against the antitrust authorities allegations. According to applicable Brazilian legislation, fines of up to 30% of relevant gross revenue in the previous fiscal year may be levied upon the Company and, if it is proved that there is personal liability of an officer, such officer may be levied a fine of 10-50% of the fine applied to the company. There is no precedent of fines in the country in excess of 4%; in a similar case regarding flat steel companies, the fine was 1%. No provision has been recorded with respect to this proceeding.

     The Company is also involved as plaintiff and defendant in a variety of routine litigation cases incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has defense or insurance protection with respect of such litigation and that any losses therefrom, whether or not insured, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

14.2 Environmental

     As the Company is involved in the manufacture of steel, it produces and uses certain substances that may pose environmental hazards.

     Hazardous waste generated by current and past operations include electric arc furnace ("EAF") dust. The Company believes that currently meets all current federal, state and provincial environmental regulations in the United States and Canada. However, the Company has handled and disposed of EAF dust through various means, and is responsible for the remediation of certain sites where such dust was generated and/or disposed. The Company estimates remediation costs based on its review of each site and the nature of the anticipated remediation activities to be undertaken. Although the ultimate costs associated with the remediation are not precisely known, the Company estimated the total remaining costs as at December 31, 2002 to be $6.3 million and these costs recorded as a liability at December 31, 2002.

     An additional liability of $8.6 million has been recorded in respect of certain environmental obligations, which were triggered by the change in control of Co-Steel in certain jurisdictions in which Co-Steel operated. This liability was recorded at the present value of the estimated future costs of these obligations.

     Considering the uncertainties inherent in determining costs associated with clean-up, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation will not differ from the estimated remediation costs.

     The Company is not aware of any environmental remediation cost or liability in relation to its operations outside United States and Canada.

     Future information and developments will require the Company to continually reassess the expected impact of environmental matters. However, the Company has evaluated its total environmental exposure based on current available data and believes that compliance with all applicable laws and regulations will not have a material impact on the Company's liquidity, consolidated financial position or results of operations.

14.3 Operating leases

     The Company leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

       Year Ending December 31,                        Amount
       2003                              $                13,242
       2004                                               10,757
       2005                                                9,417
       2006                                                6,859
       2007                                                5,981
       Thereafter                                         38,095
                                             --------------------
                                                          84,351
                                             ====================

14.4 Vendor financing

     Gerdau provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the company is the secondary obligor to the bank. At December 31, 2002 customer guarantees provided by the company totaled $ 13,891.

15   Shareholders' equity

15.1 Share capital

     As of December 31, 2002, 39,590,941,783 shares of Common stock and 74,527,528,780 shares of Preferred stock were issued and outstanding. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000,000 Common shares and 480,000,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

     The following sets forth the changes in the number of the Company's shares from January 1, 2000 through December 31, 2002:


                                                               Common            Preferred          Treasury
                                                               Shares              Shares             Stock
       Balances as of January 1, 2000                        19,691,010,193      37,054,842,993                -
       Shares issued in a 2:1 split of shares                19,691,010,193      37,054,842,993                -
                                                         ------------------- ------------------- ---------------
       Balances as of December 31, 2000 and 2001             39,382,020,386      74,109,685,986                -
       Acquisition of treasury stock                                      -                   -     318,017,301
       Sale of treasury stock                                             -                   -    (318,017,301)
       Shares issued on conversion of debentures                208,921,397         417,842,794                -
                                                         ------------------  ------------------  ---------------
       Balances as of December 31, 2002                      39,590,941,783      74,527,528,780                -
                                                         ==================  ==================  ===============


15.2 Legal reserve

     Under Brazilian law, the Company is required to transfer up to 5% of annual net income, determined in accordance with the statutory financial statements prepared under Brazilian GAAP, to a legal reserve until such reserve equals 20% of paid-in capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

15.3 Statutory reserve

     The Board of Directors may propose to the shareholders to transfer at least 5% of net income for each year to a statutory reserve (Reserva de Investimentos e Capital de Giro - Reserve for investments and working capital). The reserve will be created only if it does not affect minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve may be used for absorbing losses, if necessary, for capitalization, for payment of dividends or to repurchase shares.

15.4 Dividends

     Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2002, the Company's retained earnings corresponds to the balance of the statutory reserve described in Note 15.3 above which amounts in the statutory records of the Company to $ 430,240 (translated at the year-end exchange rate). On April 30, 2003 an amount of R$ 400,536 (equivalent to US$ 113,70 at the year-end exchange rate) recorded as of December 31, 2002 as part of the statutory reserve has been capitalized.

     Aggregate dividends (which consisted exclusively of interest on equity) declared by the Company were as follows:

                                                      2002                      2001                     2000
                                                      ----                      ----                     ----
       Common shares                       $         26,948          $         23,046          $        21,491
       Preferred shares                              50,730                    47,851                   44,495
                                                                                                  -------------------
                                              ---------------------     ---------------------     -------------------
       Total                               $         77,678          $         70,897          $        65,986
                                              =====================     =====================     ===================


16   Accounting for income taxes

16.1 Analysis of income tax expense

     Income tax payable is calculated separately for Gerdau and each of its subsidiaries as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

                                                              2002            2001           2000
                                                              ----            ----           ----
          Current tax expense (benefit):
          Brazil                                     $      37,245   $      34,883  $      37,058
          United States                                    (8,255)         (2,236)        (3,611)
          Canada                                           (2,890)           5,414          3,357
          Other countries                                      965           2,920           (79)
                                                        -----------     -----------    -----------
                                                            27,065          40,981         36,725
                                                        -----------     -----------    -----------
          Deferred tax expense (benefit):
          Brazil                                          (32,971)          12,699          2,522
          United States                                      9,598               -          5,321
          Canada                                               830           1,168        (1,955)
          Other Countries                                    2,036           (201)          3,011
                                                        -----------     -----------    -----------
                                                          (20,507)          13,666          8,899
                                                        -----------     -----------    -----------
          Income tax expense                         $       6,558   $      54,647  $      45,624
                                                        ===========     ===========    ===========

16.2 Income tax reconciliation

     A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

                                                                           2002           2001           2000
                                                                        -----------
          Net income before taxes and minority interest              $     228,718  $     219,205        236,997
          Brazilian composite statutory income tax rate                     34.00%         34.00%         34.00%
                                                                        -----------    -----------    -----------
          Income tax at Brazilian income tax rate                      $   77,764      $  74,530         80,579




          Permanent differences:
           Different tax rates                                             (5,448)        (1,655)        (1,085)
           Non-taxable income net  of non deductible expenses             (17,560)        (1,277)       (11,244)
           Reversal of valuation allowance                                (12,939)
           Benefit of deductible interest on equity paid to               (31,001)       (24,105)       (22,435)
           shareholders
           - Other, net                                                    (4,258)          7,154          (191)
                                                                        -----------    -----------    -----------
          Income tax expense                                         $       6,558  $      54,647         45,624
                                                                        ===========    ===========    ===========

16.3 Tax rates

     Tax rates in the principal geographical areas in which the Company operates were as follows:

                                                                      2002           2001            2000
                                                                      ----           ----            ----
           Brazil
           Federal income tax                                       25.00%         25.00%          25.00%
           Social contribution                                       9.00%          9.00%           9.00%
                                                              -------------    -----------     -----------
           Composite federal income tax rate                        34.00%         34.00%          34.00%
                                                              =============    ===========     ===========


           United States
           Composite federal and state income tax                   40.00%         40.00%          40.00%
           (approximate)

           Canada
           Federal income tax                                       21.84%         21.84%          21.84%
           Provincial rate (approximate)                            15.16%         15.16%          15.16%
                                                              -------------    -----------     -----------
           Composite income tax rate                                37.00%         37.00%          37.00%
                                                              =============    ===========     ===========

           Chile
           Federal income tax                                       16.00%         15.00%          15.00%


16.4    Analysis of tax balances

        The more significant temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

                                                                        2002             2001
                                                                        ----             ----
       Deferred tax assets
          Property, plant and equipment                           $       39,849   $       27,403
          Net operating  loss carryforwards                              217,457            1,177
          Accrued pension costs                                           23,722           13,340
          Other                                                           56,799            8,750
          Valuation allowance on deferred tax assets                   (205,139)
                                                                     ------------     ------------
          Gross deferred income tax assets                               132,688           50,670

       Deferred tax liabilities
          Property, plant and equipment                                  125,461          145,523
          Other                                                           10,583            8,606
                                                                     ------------     ------------
          Gross deferred income tax liabilities                          136,044          154,129
                                                                     ------------     ------------
          Net deferred income tax assets (liabilities)            $      (3,356)   $    (103,459)
                                                                     ============     ------------

        A valuation allowance amounting to $ 306,092 has been recognized on acquisition in relation to tax loss carryforwards of Acominas. Part of this amount was released after the acquisition date and as there was no goodwill nor intangible assets recognized on acquisition, the effect was recognized directly through the income statement. No further valuation allowance have been established to reduce net deferred tax assets as management believes that realization is more likely than not. Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. However, the utilization of tax losses in a given year is limited to 30% of taxable income.


       Deferred tax balances                                                2002             2001
                                                                     ------------     ------------
          Deferred tax assets - current                           $       34,585   $        6,804
          Deferred tax assets - non-current                               98,103           43,866
                                                                     ------------     ------------
                                                                         132,688           50,670

          Deferred tax liabilities - current                               7,628            2,872
          Deferred tax liabilities - non-current                         128,416          151,257
                                                                     ------------     ------------
                                                                         136,044          154,129
                                                                     ------------     ------------
          Net deferred tax balance                                       (3,356)        (103,459)
                                                                     ============     ============

17       Earnings per share (EPS)

        Pursuant to SFAS No. 128, the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect: (a) a 2 to 1 stock split occurred in 2000, (b) a stock bonus of 3 shares per each 10 shares hold approved by the Shareholder's Meeting on April 30, 2003, and (c) a 1000 to 1 reverse stock split approved by the Shareholder's Meeting on April 30, 2003.

                                                                                           2002
                                                                   ------------------------------------------------------
                                                                        Common            Preferred            Total
                                                                   -----------------    ---------------    --------------
                                                                   (In thousands, except per share data and percentages)
       Basic and diluted numerator
       Dividends declared                                        $           26,948   $         50,730   $        77,678
       Allocated undistributed earnings (i)                                  53,477            100,672           154,149
                                                                   -----------------    ---------------    --------------
       Allocated net income available to Common and Preferred
             shareholders                                        $           80,425   $        151,402   $       231,827
                                                                   =================    ===============    ==============
       Basic and diluted denominator
       Weighted-average outstanding shares after giving
       retroactive effect to stock bonus and reverse stock               51,343,083         96,653,627
       split (Note 24.c)
                                                                   =================    ===============

       Earnings per share (in US$) - Basic and diluted           $             1.57   $           1.57
                                                                   =================    ===============


                                                                                           2001
                                                                   ------------------------------------------------------
                                                                       Common            Preferred            Total
                                                                   ----------------   ----------------   ----------------
                                                                   (In thousands, except per share data and percentages)
       Basic numerator
       Dividends declared                                               $   23,046         $   47,851         $   70,897
       Basic allocated undistributed earnings (i)                           31,416             65,040             96,456
                                                                   ----------------   ----------------   ----------------
       Allocated net income available to Common and Preferred
              shareholders                                              $   54,462         $  112,891         $  167,353
                                                                   ================   ================   ================




       Basic denominator
       Weighted-average outstanding shares after giving
       retroactive effect to stock bonus and reverse stock              51,196,627         96,342,592
       split (Note 24.c)
                                                                   ================   ================

       Basic earnings per share (in US$)                                 $    1.06          $    1.17
                                                                   ================   ================


                                                                                           2001
                                                                   ------------------------------------------------------
                                                                       Common            Preferred            Total
                                                                   ----------------   ----------------   ----------------
                                                                   (In thousands, except per share data and percentages)
       Diluted numerator
       Dividends declared                                                $  23,046         $   47,851         $   70,897
       Basic allocated undistributed earnings (i)                           31,416             65,040             96,456
       Diluted allocated undistributed earnings                             54,462            112,891            167,353
       Convertible securities:
         Interest expense on convertible debt, net of tax (ii)                 160                300                460
                                                                   ----------------   ----------------   ----------------
       Allocated diluted net income available to Common and
             Preferred shareholders                                      $  54,622         $  113,191         $  167,813
                                                                   ================   ================   ================

       Diluted denominator
       Weighted-average basic outstanding shares after giving           51,196,627         96,342,592
       retroactive effect to stock bonus and reverse stock
       split (Note 24.c)
       Convertible securities:
              Convertible debentures (ii)                                  264,000            528,000
                                                                   ----------------   ----------------
       Weighted-average diluted outstanding shares after
       giving retroactive effect to stock bonus and reverse
       stock split (Note 24.c)                                          51,460,627         96,870,952
                                                                   ================   ================

       Diluted earnings per share                                         $   1.06           $   1.17
                                                                   ================   ================


                                                                                           2000
                                                                   ------------------------------------------------------
                                                                       Common            Preferred            Total
                                                                   ----------------   ----------------   ----------------
                                                                   (In thousands, except per share data and percentages)
       Basic numerator
       Actual dividends declared                                        $   21,491         $   44,495         $   65,986
       Basic allocated undistributed earnings (i)                           39,922             82,650            122,572
                                                                   ----------------   ----------------   ----------------
       Allocated net income available to Common and Preferred
              shareholders                                              $   61,413         $  127,145         $  188,588
                                                                   ================   ================   ================

       Basic denominator
       Average outstanding shares after giving retroactive
       effect to stock bonus and reverse stock split (Note              51,196,627         96,342,592
       24.c)
                                                                   ================   ================

       Basic earnings per share                                          $    1.20          $    1.32
                                                                   ================   ================




                                                                                           2000
                                                                   ------------------------------------------------------
                                                                       Common            Preferred            Total
                                                                   ----------------   ----------------   ----------------
                                                                   (In thousands, except per share data and percentages)
       Diluted numerator
       Dividends declared                                                $  21,491         $   44,495         $   65,986
       Basic allocated undistributed earnings (i)                           39,922             82,650            122,572
       Diluted allocated undistributed earnings                             61,413            127,145            188,558
       Convertible securities:
         Interest expense on convertible debt, net of tax (ii)                 227                427                654
                                                                   ----------------   ----------------   ----------------
       Allocated diluted net income available to Common and
             Preferred shareholders                                      $  61,640         $  127,572         $  189,212
                                                                   ================   ================   ================

       Diluted denominator
       Weighted-average basic outstanding shares after giving           51,196,627         96,342,592
       retroactive effect to stock bonus and reverse stock
       split (Note 24.c)
       Convertible securities:
              Convertible debentures (ii)                                  366,000            732,000
                                                                   ----------------   ----------------
       Weighted-average diluted outstanding shares after
       giving retroactive effect to stock bonus and reverse
       stock split (Note 24.c)                                          51,562,627         97,074,592
                                                                   ================   ================

       Diluted earnings per share                                         $   1.20           $   1.31
                                                                   ================   ================

     (i) Through December 31, 2001 the Company calculated earnings per share on Common and Preferred shares under the "two class method" considering preferred shareholders were entitled to receive per-share dividends 10% greater than the per-share dividends paid to Common shareholders. Undistributed earnings, therefore, were allocated to Common and Preferred shareholders on a 100 to 110 basis respectively, based upon the number of shares outstanding at the end of the period and considering items assumed to be common stock equivalents for purposes of EPS computation. Effective as from January 1, 2002 the Preferred shareholders no longer have the right to the 10% differential and both Preferred and Common shareholders receive dividends on the same basis.

     (ii) For purposes of computing diluted EPS, convertible securities are assumed to be converted into Common and Preferred shares at the beginning of the period or from the point at which such securities were outstanding. In accordance with Brazilian Corporate Law, on conversion of convertible debt, a maximum of 66.67% of the debt can be applied towards the acquisition of Preferred stock. In calculating diluted EPS, therefore, the Company has assumed a conversion ratio for convertible securities of 66.67:
     33.33 Preferred to Common stock. During the year ended December 31, 2002, all outstanding convertible securities had been converted into common and preferred stock; no diluted EPS is presented for the year ended December 31, 2002.

18   Fair value of financial instruments

     Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated. The Company's estimate of the fair value of the financial instruments, which include receivables, accounts payable, long-term debt and the liability component of the convertible debentures, approximates the carrying value mainly due to their short maturity.

19   Derivative instruments

     The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

     Gerdau and Acominas

     As part of its normal business operations Gerdau and Acominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Acominas to foreign exchange gains and losses which are recognized in the statement of income as also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates expose Gerdau and Acominas to changes in fair value on its debt. In order to manage such risks Gerdau and Acominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Acominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

     Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold financial instruments for trading purposes.

     All swaps entered into have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

     The notional amount of such cross-currency interest rate swaps amounts to $ 785,267 ($ 225,576 as of December 31, 2001) and mature between January 2003 and March 2006 (June 2002 and March 2006 as of December 31, 2001) with Brazilian reais interest payable which varies between 20.30% and 103.70% of CDI (between 80.30% and 103.70% as of December 31, 2001). Unrealized gains on swaps outstanding as of December 31, 2002 amounts to $ 51,858 ($ 1,997 as of December 31, 2001) and unrealized losses amount to $ 2,003 (nihil as of December 31, 2001).

     Gerdau Ameristeel Corporation

     Gerdau Ameristeel Corp. has entered into certain swaps to manage risks related to its variable interest rate debt (Note 13).


20   Concentration of credit risks

     The Company's principal business is the production and sale of long ordinary steel products, including: crude steel; long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 90 % of the Company's sales during 2002 were made to civil construction and manufacturing customers.

     Approximately 48 % of the Company's consolidated sales are to domestic Brazilian companies, 47 % to customers in the United States and Canada and the remainder split between export sales from Brazil and sales of its foreign subsidiaries located in Chile and Uruguay.

     No single customer of the Company accounted for more than 10% of net sales and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.


21   Segment information

     In July 2002, the Company announced a modification to its management and corporate governance structure. The modification included the creation of the Gerdau Executive Committee, which has been assigned responsibility for managing of the business. The Gerdau Executive Committee is comprised of the most senior officers of the Company including the President of the Gerdau Executive Committee, which is also the Chairman of the Board of Directors.

     As the result of this modification, the Company has modified its reportable segments under SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" and has defined that its reportable segments correspond to the business units through which the Gerdau Executive Committee manages its operations. Segment information for the years ended December 31, 2001 and 2000 has been restated to conform to the current presentation.

     There are no significant inter-segment sales transactions and operating income consists of net sales less cost of sales, operating costs and expenses and financial income and expenses. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

                                                          2002
                    ----------------------------------------------------------------------------------------
                                                                                                 Total as
                     Gerdau                   South     North                  Adjustments and      per
                      Brazil     Acominas     America   America     Total     reconciliations   financial
                                                                                                statements
                    ----------------------------------------------------------------------------------------
Net sales            1,571,136       459,930   113,341    994,348  3,138,755           126,171    3,264,926

Operating income       276,277        10,482    13,989     28,649    329,397           251,353      580,750

Identifiable assets    790,129       962,141   169,248  1,246,435  3,167,953          (88,451)    3,079,502

Interest expenses    (279,762)     (138,790)  (20,993)   (26,507)  (466,052)           173,589    (292,463)

Income tax            (37,949)        11,407   (3,016)      2,188   (27,370)            20,812      (6,558)

Capital                 91,072        64,351     5,621     32,806    193,850
expenditures
Depreciation and
amortization          (78,502)      (34,486)   (6,722)   (55,620)  (175,330)


                                                          2001
                    ----------------------------------------------------------------------------------------
                                                                                                 Total as
                      Gerdau                   South     North                  Adjustments and      per
                      Brazil     Acominas     America   America     Total     reconciliations   financial
                                                                                                statements
                    ----------------------------------------------------------------------------------------

Net sales            1,361,935       220,430   116,863    806,049  2.505.277         (104,139)    2,401,138

Operating income       195,718        28,599   (4,789)     24,430    243,958           148.043      392,001

Identifiable assets  1,003,200     1,402,754   201,472    826,469  3,433,895       (1,316,957)    2,116,938

Interest expenses    (179.670)         5,763  (26,074)   (69.365)  (269,346)           102,850    (166,496)

Income tax            (42.222)        34,138   (1.952)      4.001    (6,035)          (48,612)     (54,647)

Capital                 56,324        38,779    14,824     79,091    189,018
expenditures
Depreciation and
amortization          (76.620)      (21,337)   (6,998)   (61.416)  (166,371)


                                                          2000
                    ----------------------------------------------------------------------------------------

                                                                                                 Total as
                      Gerdau       Acominas    South     North                  Adjustments and      per
                      Brazil                  America   America     Total     reconciliations   financial
                                                                                                statements
                   -----------------------------------------------------------------------------------------

Net sales            1,593,805       198.762   126,382    920,604  2,839,553          (68,177)    2,771,376

Operating income       208,094                   2,189      1,472    250,414           136,609      387,023
                                      38,659

Identifiable assets  1,192,970       559,995   240,455    838,432  2,831,852         (499,486)    2,332,366

Interest expenses    (189,220)      (12,014)  (14,859)   (54,555)  (270,648)            77,476    (193,172)




Income tax            (31,440)             -   (1,271)        304   (32,407)          (13,217)     (45,624)

Capital                148,086                   5.621     32.806    203,036
expenditures                          16,523
Depreciation and
amortization         (101,200)      (18,016)   (8,526)   (58,106)  (185,848)

The segment information above has been prepared under Brazilian GAAP. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Gerdau Brazil. The Adjustments and Reconciliations column include the differences derived from the fact that Acominas is consolidated for the full year 2002 and 2001 and proportionally consolidated in the year 2000 in the segment information above while is consolidated only as from the date of acquisition of control in the consolidated financial statements; in addition the following effects are presented under Adjustments and Reclassifications:

     o Net sales are presented net of freight costs while freight costs are presented as part of Cost of sales in the consolidated financial statements

     o Operating income in the segment information includes financial expenses, exchange gains and losses and financial income while in the consolidated financial statements such items are not considered in determining operating income

     o Identifiable assets in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition while in the consolidated financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value

     o Interest expense in the segment information include: (a) exchange variation on foreign currency denominated debt which is presented as a separate line in the consolidated financial statements, and (b) exchange interest on certain intercompany debt which is eliminated in the consolidated financial statements.


Geographic information about the Company presented on the same basis as the segment information above is as follows:


                                                            2002
                   ----------------------------------------------------------------------------------------
                     Brazil      United       Canada   Other        Total    Adjustments and     Total as
                                 States               countries              reconciliations      per
                                                                                               financial
                                                                                               statements

Net sales           2,031,066      670,702    323,646    113,341  3,138,755           126,171    3,264,926
Identifiable        1,752,270      597,705    648,730    169,248  3,167,953          (88,451)    3,079,502
assets
Long lived assets   1,266,889      373,549    386,493    123,274  2,150,205          (65,310)    2,084,895
Operating income      286,759       12,266     16,383     13,989    329,397           251,353      580,750


                                                            2001
                   ----------------------------------------------------------------------------------------
                     Brazil      United       Canada   Other        Total    Adjustments and     Total as
                                 States               countries              reconciliations      per
                                                                                               financial
                                                                                               statements

Net sales           1,582,365      647,422    158,627    116,863  2,505,277         (104,139)    2,401,138
Identifiable        2,405,954      591,677    234,792    201,472  3,433,895       (1,316,957)    2,116,938
assets
Long lived assets   1,827,422      384,571    140,786    150,181  2,502,960       (1,118,497)    1,384,463
Operating income      224,317       19,488      4,942    (4,789)    243,958           148,043      392.001


                                                            2000
                   ----------------------------------------------------------------------------------------
                     Brazil      United       Canada   Other        Total    Adjustments and     Total as
                                 States               countries              reconciliations      per
                                                                                               financial
                                                                                               statements

Net sales           1,792,567      676,533    244,071    126,382  2,839,553          (68,177)    2,771,376
Identifiable        1,752,965      582,891    255,541    240,455  2,831,852         (499,486)    2,332,366
assets
Long lived assets   1,261,280      367,218    160,736    179,034  1,968,268         (425,659)    1,542,609
Operating income      246,753       22,063   (20,591)      2,189    250,414           136,609      387,023


22       Valuation and qualifying accounts

Year ended December 31, 2002:

                         Balance
                          as of                Charges                                             Balances
                         beginning             to cost                  Effect of                    as of
                         of the                 and                    Exchange       Business      of the
     Description          year     Payments   expenses     Reversals   Rate changes  Combination     year
     -----------          ----     --------   --------     ---------   ------------  -----------     ----

Provisions offset
against assets
balances:
Allowance for doubtful   $23,045                1,310                     (9,216)                    15,139
 accounts
Valuation  allowance
on deferred                    -       -         -         (12,939)      (85,292)     303,370       205,139
 Income tax assets
Reserves:
Provision for             55,170    (2,243)    20,773                    (21,802)       8,600        60,498
  contingencies

(a) Includes the effect of exchange rates on balances in currencies other than the United States dollar

        Year ended December 31, 2001:

                                              Balance as of      Charges (credits)                        Balances
                                                beginning          to costs and         Deductions       as of end
             Description                       of the year           expenses               (a)         of the year
--------------------------------------        ----------------   --------------------  ---------------  ---------------
Provisions offset against assets balances:
Allowance for doubtful accounts             $         19,345   $             6,743     $     (3,043)  $        23,045

Reserves:
Provision for contingencies                           70,395                (4,099)         (11,126)           55,170
                                              ----------------   --------------------  ---------------  ---------------

(a) Includes the effect of exchange rates on balances in currencies other than the United States dollar

        Year ended December 31, 2000:
                                              Balance as of      Charges (credits)                        Balances
                                                beginning          to costs and         Deductions       as of end
             Description                       of the year           expenses               (a)         of the year
--------------------------------------        ----------------   --------------------  ---------------  ---------------
Provisions offset against assets balances:
Allowance for doubtful accounts             $          9,318   $            10,820     $       (793)  $        19,345

Reserves:
Provision for contingencies                           87,430                10,253)         (27,288)           70,395
                                              ----------------   --------------------  ---------------  ---------------

(a) Includes the effect of exchange rates on balances in currencies other than the United States dollar


23   Stock based compensation plans of subsidiaries

     Two stock based compensation plans are offered by certain subsidiaries in North America.

     23.1 Former Co-Steel Stock-Based Option Plan ("Former Co-Steel Plan")

     Under the Former Co-Steel Plan, grant options could be issued to employees and directors to acquire up to a maximum of 3,041,335 Common Shares. The exercise price was based on the closing price of Common Shares of the former Co-Steel on the trading date previous to the date the options are issued. The options have a maximum term of 10 years and vest over various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments.

       A summary of share purchase options is as follows:

                                                                  Weighted Average       Aggregate Option
                                            Number of Shares      Exercise Price      Price (in thousands)
                                            ----------------      --------------      --------------------

       Balance - December 31, 2002              1,367,400           Cdn$ 14.69            Cdn$ 20,092



     The following table summarizes information about share purchase options outstanding at December 31, 2002:

                                                   Weighted Average     Weighted
      Exercise Price    Number Outstanding at         Remaining           Average       Number Exercisable at
        Range Cdn$           Dec 31,2002          Contractual Life    Exercise Price      December 31,2002
        ----------           -----------          ----------------    --------------     --------------------
                                                                            Cdn$

      18.60 to 19.75           295,500                4.5 years            19.07               295,500
      22.00 to 30.625         1,071,900               3.2 years            24.35              1,071,900

       23.2       Ameristeel Corporation Plans

       AmeriSteel Corporation, has a number of stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel will exchange shares of AmeriSteel stock and options for stock and options of Gerdau AmeriSteel Corp. at an exchange rate of 9.4617 Gerdau AmeriSteel shares and options for each AmeriSteel share or option. This exchange is scheduled to occur by March 31, 2003.

       In March 2000, AmeriSteel's Board of Directors approved a long-term incentive plan available to executive management (the "Stakeholder Plan") to ensure AmeriSteel's senior management's interest is congruent with AmeriSteel's shareholders. Awards are determined by a formula based on AmeriSteel's return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of AmeriSteel and Gerdau, for which a 25% premium is earned if elected. Benefits charged to expense under this plan for the years ended December 31, 2002, 2001 and 2000, were $90 thousand, $257 and $300 thousand, respectively.

       In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 100,000 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. In the 1999 offering period, a total of 42,321 shares were sold under the SAR Plan at a purchase price of $15.30 per share, with 28,683 of these shares outstanding as of December 31, 2002. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. In the 1999 offering period, a total of 169,284 SARs were granted under the SAR Plan, with 114,451 of these rights outstanding as of December 31, 2002. In the 2002 offering period, a total of 44,299 shares were sold under the SAR Plan at a purchase price of $14.45 per share, with 44,299 of these shares outstanding as of December 31, 2002. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. In the 2002 offering period, a total of 177,196 SARs were granted under the SAR Plan, with 177,048 of these rights outstanding as of December 31, 2002. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date.

       In September 1996, AmeriSteel's Board of Directors also approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 438,852. Ameristeel has granted 493,350 incentive stock options and 52,100 shares of common stock under the Equity Ownership Plan through December 31, 2002, with 279,553 incentive stock options and 22,006 shares of common stock outstanding at December 31, 2002. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

       In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 37,689 shares were sold under the Purchase Plan at a purchase price of $10.63 per share, with 397 of these shares outstanding as of December 31, 2002. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 226,134 options were granted under the Purchase Plan, with 1,644 of these options outstanding as of December 31, 2002. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date. The following tables summarize AmeriSteel's stock option activity for the years ended December 31, 2002 and 2001:


                                                                   Equity Ownership Plan
                                            --------------------------------------------------------------------
                                                                  Year Ended December 31,
                                                          2002                               2001
                                            ---------------------------------  ---------------------------------
                                             Number of     Weighted-Average     Number of      Weighted-Average
                                               Shares       exercise Price        Shares        Exercise Price
                                            -------------  ------------------  -------------   -----------------
Outstanding, beginning of period                 305,840            $  19.22        204,006            $  19.22

Granted                                           58,650               17.00        121,000               13.00
Exercised                                       (17,053)               12.75        (9,631)               13.42
Forfeited                                       (67,884)               14.02        (9,535)               19.31
                                            -------------  ------------------  -------------   -----------------
Outstanding, end of period                       279,553            $  17.91        305,840            $  16.94
                                            -------------  ------------------  -------------   -----------------

Options vested at end of period                  115,395            $  18.29         92,977            $  15.57
                                                           ------------------                  -----------------
Weighted-average fair value of options
granted during the period                                            $  3.22                            $  2.87
                                                           ==================                  =================



                                                                       Purchase Plan
                                            --------------------------------------------------------------------
                                                                  Year Ended December 31,
                                                          2002                               2001
                                            ---------------------------------  ---------------------------------
                                             Number of     Weighted-Average     Number of      Weighted-Average
                                               Shares       Exercise Price        Shares        Exercise Price
                                            -------------  ------------------  -------------   -----------------
Outstanding, beginning of period                   1,824            $  12.50          3,468            $  12.50

Granted                                                -                   -              -                   -
Exercised                                          (180)               12.50        (1,644)               12.50
Forfeited                                              -               12.50              -               12.50
                                            -------------  ------------------  -------------   -----------------
Outstanding, end of period                         1,644            $  12.50          1,824            $  12.50
                                            -------------  ------------------  -------------   -----------------

                                            -------------  ------------------  -------------   -----------------
Options vested at end of period                    1,644            $  12.50          1,824            $  12.50
                                            =============  ==================  =============   =================


       The weighted-average remaining contractual life of the options under the Equity Ownership Plan and the Purchase Plan as of December 31, 2002, is
       4.1 years for options granted through 1997 at a price between $12.50 and $13.50 per share, and 6.6 years for those options granted between 1998 and 2000 at a price between $20.00 and $28.00 per share, and 8.9 years for options granted between 2001 and 2002 at a price between $13.00 and $17.00 per share. The weighted-average exercise price of the options under the Equity Ownership Plan as of December 31, 2002 is $13.21 for options granted through 1997 at a price between $12.50 and $13.50 per share, $22.17 for those options granted between 1998 and 2000 at a price between $20.00 and $28.00 per share, and $14.95 for options granted in 2001 and 2002 at a price between $13.00 and $17.00 per share. The weighted-average exercise price of the options under the Purchase Plan as of December 31, 2002 is $12.50.

24   Subsequent events

     (a) On January 10, 2003 we received shares representing a 30% interest in Dona Francisca Energetica for a total consideration of $ 6,076. As a result of the acquisition the Company owns 52% of total and voting stock of Dona Francisca Energetica.

     (b) On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, Gerdau Ameristeel Corp. completed an exchange of minority shares of subsidiary AmeriSteel for shares of Gerdau AmeriSteel Corp. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,199,260 shares of Gerdau AmeriSteel, an exchange ratio of 9.4617 to one. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau AmeriSteel and the participation of the Company in Gerdau AmeriSteel was reduced from 74% to 67%.

(c) The Shareholders Meeting held on April 30, 2003 approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held and also a reverse stock split of 1 share for each 1,000 shares held.