Form 20-F/A
period 2002-12-31
GERDAU SA
filed 2004-05-03
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A
                                  AMENDMENT NO. 1

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

                                EXPLANATORY NOTE

         The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2002 (the "Annual Report") to correct a typographical error in Exhibit 13.01 as originally filed.

         No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.01, 12.02, 13.01 and 13.02 have been refiled in their current form. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.


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

12.01   Certification of the Chief Executive Officer under Item 15.

12.02   Certification of the Chief Financial Officer under Item 15.

13.01   Certification pursuant to 18 U.S.C. Section 1350.

13.02   Certification pursuant to 18 U.S.C. Section 1350.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.


                                                   GERDAU S.A.




                                                By: /s/ Jorge Gerdau Johannpeter
                                                    ----------------------------
                                                Name:   Jorge Gerdau Johannpeter
                                                Title:  Chief Executive Officer


                                                 By: /s/ Osvaldo Burgos Schirmer
                                                     ---------------------------
                                                 Name:   Osvaldo Burgos Schirmer
Dated:  April 28, 2004                           Title:  Chief Financial Officer

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