Form 20-F
period 2003-12-31
GERDAU SA
filed 2004-06-30
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

           Securities registered pursuant to Section 12(b) of the Act:

                                                        Name of Each Exchange in
Title of Each Class                                     Which Registered
-------------------                                     ------------------------
Preferred Shares, no par value per share,
each represented by American Depositary Shares          New York Stock Exchange


           Securities registered pursuant to Section 12(g) of the Act:

                                      None

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act:

                                      None

     The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2003 was:

                  51,468,224 Common Shares, no par value per share 96,885,787 Preferred Shares, no par value per share

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes [X]   No  [ ]

         Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 Item 18 X.

                                TABLE OF CONTENTS

                                                                                                        Page

INTRODUCTION.............................................................................................. 3

PART I.................................................................................................... 4
         ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................................... 4
         ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.................................................. 4
         ITEM 3. KEY INFORMATION.......................................................................... 4
         ITEM 4. INFORMATION ON THE COMPANY............................................................... 8
         ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................. 30
         ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................... 42
         ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................ 49
         ITEM 8. FINANCIAL INFORMATION.................................................................... 51
         ITEM 9. THE OFFER AND LISTING.................................................................... 57
         ITEM 10. ADDITIONAL INFORMATION.................................................................. 62
         ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................. 74
         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................. 76
         ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES........................................ 76

PART II................................................................................................... 77
         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............ 77
         ITEM 15. CONTROLS AND PROCEDURES................................................................. 77
         ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT........................................................ 77

PART III.................................................................................................. 80
         ITEM 17. FINANCIAL STATEMENTS.................................................................... 80
         ITEM 18. FINANCIAL STATEMENTS.................................................................... 80
         ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS....................................................... 80

         CERTIFICATION OF CEO AND CFO

                                  INTRODUCTION

         Unless otherwise indicated, all references herein (i) to the "Company" or to "Gerdau" are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil") and its consolidated subsidiaries, (ii) to "Acominas" are to Aco Minas Gerais S.A. - Acominas prior to November 2003 when the same company underwent a corporate reorganization, receiving all of Gerdau's Brazilian operating assets and liabilities and being renamed Gerdau Acominas S.A., (iii) to "Gerdau Acominas" are to Gerdau Acominas S.A. after November 2003 and to Acominas before such date, (iii) to "Preferred Shares" and "Common Shares" refer to the Company's authorized and outstanding preferred stock and common stock, designated as acoes preferenciais and acoes ordinarias, respectively, all without par value. All references herein to the "real", "reais" or "R$" are to the Brazilian real, the official currency of Brazil. All references to (i) "U.S.", "dollars", "U.S.$" or "$" are to United States dollars, (ii) "Canadian dollars" or "Cdn$" are to Canadian dollars (iii) "billions" are to thousands of millions, (iii) "km" are to kilometers, and (iv) "tons" are to metric tons.

         The Company has prepared the consolidated financial statements included herein in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The investments in Sipar Aceros S.A. in Argentina (in which a 38% stake is held), in Gallatin Steel Co., Bradley Steel Processor and MRM Guide Rail in the United States, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake and the investment in Dona Francisca Energetica S.A, in Brazil, in which the Company holds a 51.82% stake, are consolidated using the equity method of accounting.

         Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2003. Subsequent developments are discussed in Item 8
- Significant Changes.

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

         Statements made in this Annual Report with respect to the Company's current plans, estimates, strategies, beliefs and other statements that are not historical facts are forward-looking statements about the Company's future performance. Forward-looking statements include but are not limited to those using words such as "believe", "expect", "plans", "strategy", "prospects", "forecast", "estimate", "project", "anticipate", "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. The Company cautions potential investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, so that you should not place undue reliance on them. Potential investors should not rely on any obligation on the part of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, with the Company disclaiming any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: (i) general economic conditions in the Company's markets, particularly levels of spending; (ii) exchange rates, particularly between the real and the U.S. dollar, and other currencies in which the Company realizes significant sales or in which its assets and liabilities are denominated; and (iii) the outcome of contingencies.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 3.  KEY INFORMATION

A.            SELECTED FINANCIAL DATA

U.S. GAAP PRESENTATION

         The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP financial statements of the Company and "Operating and Financial Review and Prospects" appearing elsewhere herein. The consolidated financial data for the Company as of December 31, 2003, 2002, 2001, 2000 and 1999 are derived from the U.S. GAAP financial statements.


                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------------------
                                                                   (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

INCOME STATEMENT                                   2003             2002              2001              2000             1999
                                              ---------------  ----------------  ----------------  ---------------- ----------------
Net sales                                         4,530,969         3,264,926         2,401,138         2,771,376        1,760,693
Cost of sales                                    (3,445,564)       (2,349,636)       (1,722,228)       (2,059,015)      (1,141,076)
                                              ---------------  ----------------  ----------------  ---------------- ----------------
Gross profit                                      1,085,405           915,290           678,910           712,361          619,617
Sales and marketing expenses                       (146,388)         (112,645)         (105,801)         (112,195)         (86,007)
General and administrative expenses                (241,854)         (221,895)         (181,108)         (213,143)        (157,755)
                                              ---------------  ----------------  ----------------  ---------------- ----------------
Operating income                                    697,163           580,750           392,001           387,023          375,855
Interest expense and exchange (gain) loss,         (254,763)         (424,147)         (238,269)         (243,477)        (222,414)
net
Interest income                                      62,036           100,350            55,002            57,324           64,166
Other non-operating income (expense)                  (824)          (18,178)           (7,853)             2,165            5,196
Equity in earnings (losses) of                       22,062          (10,057)            18,324            33,962          (4,903)
  unconsolidated companies, net
                                              ---------------  ----------------  ----------------  ---------------- ----------------
Income before income taxes and minority             525,674           228,718           219,205           236,997          217,900
  interest
Income taxes benefit (expense)
   Current                                         (87,812)          (27,065)          (40,981)          (36,725)         (17,456)
   Deferred                                         121,925            20,507          (13,666)           (8,899)          (3,080)
                                              ---------------  ----------------  ----------------  ---------------- ----------------
Income before minority interest                     559,787           222,160           164,558           191,373          197,364
Minority interest                                  (49,623)             9,667             2,795           (2,815)              328
                                              ---------------  ----------------  ----------------  ---------------- ----------------
Net income available to common and
  preferred shareholders                             510,164           231,827           167,353           188,558          197,692
                                              ===============  ================  ================  ================ ================
    Basic income per share (i)
       Common                                          1.72              0.78              0.53              0.60             0.64
       Preferred                                       1.72              0.78              0.59              0.66             0.69
    Diluted income per share (i)
       Common                                          1.72              0.78              0.53              0.60             0.64
       Preferred                                       1.72              0.78              0.59              0.65             0.68
    Cash dividends declared per share (i)
       Common                                          0.40              0.26              0.23              0.21             0.18
       Preferred                                       0.40              0.26              0.25              0.23             0.19

Number of common shares outstanding at
     year end (ii)                               102,936,448       102,936,448       102,393,253       102,393,253      102,393,253
                                              ===============  ================  ================  ================ ================

Number of preferred shares outstanding at
     year end (ii)                               193,771,574       193,771,574       193,685,184       193,685,184      193,685,184
                                              ===============  ================  ================  ================ ================

(i) Per share information has been retroactively restated to reflect for all periods the effect of: (a) the 2 for 1 stock split approved in April 2000, (b) the stock bonus of 10 shares for 3 shares held, approved in April

     2003, (c) the reverse stock split of 1 share for 1,000 shares held, as approved in April 2003, and (d) the stock bonus of 1 share for every share held approved in April 2004;

(ii) The information on numbers of shares presented above relates to the end of each year, and is retroactively restated to reflect changes in numbers of shares due to the transactions described in
     (i) above.


                                                                        AS OF DECEMBER 31,

                                            ----------------------------------------------------------------------------
                                                             (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
BALANCE SHEET                                    2003            2002           2001           2000            1999
                                             --------------  -------------  -------------  --------------  -------------
Cash                                                92,504         40,457         27,832          12,433          9,570
Restricted cash                                      1,935         15,001              -               -              -
Short-term investments                             236,137        367,748        306,065         290,449        364,492
Net working capital (1)                            300,670       (63,579)        250,636         196,596        235,993
Property, plant and equipment                    2,304,158      2,084,895      1,384,463       1,542,609      1,568,051
Total assets                                     4,770,834      4,000,301      2,952,677       3,231,758      3,215,542
Short term debt                                    798,496      1,104,793        567,491         688,586        655,551
Long term debt, less current portion             1,132,429        794,571        630,636         717,830        739,315
Long term parent company                                 -              -            461              77         49,511
Debentures - short term                              1,048              -          2,018           2,413          2,505
Debentures - long term                             155,420        200,766         94,204         113,349         81,613
Shareholders' equity                             1,403,063        865,010      1,032,720       1,065,659      1,022,744
Capital                                            982,601        843,959        838,214         838,214        836,551

(1)  Total current assets less total current liabilities

         DIVIDENDS

         The Company's total authorized capital stock is composed of Common and Preferred Shares. As of December 31, 2003, the Company had 51,468,224 Common Shares and 96,885,787 Preferred Shares issued and outstanding.

         The following table details dividends paid to holders of Common Shares and Preferred Shares since 1999. The figures are expressed in reais and converted to U.S. dollars on the date of payment. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) a 2-for-1 share split for each share held, approved in 2000, (b) a bonus issue of 3 shares for each share held, approved in April 2003, (c) a reverse stock split of 1 share for each 1,000 shares held, approved in April 2003 and (d) a bonus issue of 1 share for each share held, approved in April 2004.


                             DATE OF       R$ PER SHARE (2)    R$ PER SHARE (2)     $ PER SHARE (2)     $ PER SHARE (2)
PERIOD                       PAYMENT        COMMON SHARES      PREFERRED SHARES      COMMON SHARES      PREFERRED SHARES

1st Half 1999 (1)         Aug. 03, 1999        0.1212                 0.1333              0.0636              0.0729
2nd Half 1999 (1)         Feb. 29, 2000        0.1906                 0.2096              0.1078              0.1185
1st Half 2000 (1)         Aug. 15, 2000        0.1435                 0.1578              0.0795              0.0874
2nd Half 2000 (1)         Feb. 15, 2001        0.2546                 0.2801              0.1285              0.1414
1st Half 2001 (1)         Aug. 15, 2001        0.1531                 0.1684              0.0612              0.0673
2nd Half 2001(1)          Feb. 19, 2002        0.3692                 0.4062              0.1523              0.1675
1st Half 2002 (1)         Aug. 15, 2002        0.2692                 0.2692              0.0844              0.0844
2nd Half 2002 (1)         Feb. 18, 2003        0.6269                 0.6269              0.1747              0.1747
1st Quarter 2003 (1)       May 15, 2003        0.2500                 0.2500              0.0853              0.0853
2nd Quarter 2003 (1)      Aug. 14, 2003        0.1700                 0.1700              0.0564              0.0564
3rd Quarter 2003 (1)      Nov. 18, 2003        0.2550                 0.2555              0.0867              0.0867
4th Quarter 2003 (1)      Feb. 17, 2004        0.5100                 0.5100              0.1751              0.1751
1st Quarter 2004 (1)      May. 18, 2004        0.3200                 0.3200              0.1027              0.1027


(1)  Corresponds to payment of interest on shareholders' equity.

(2) From April 2003 onwards, and as result of the reverse stock split of 1 share for 1,000 shares held, approved in April 2003, dividends are quoted on a per share basis (rather than a per thousand shares basis, as was the case prior to this date)

         Law No. 9,249, of December 1995 establishes that a company may, at its sole discretion, pay interest on stockholders' equity in addition to or instead of dividends (See "Item 8 - Interest on Stockholders' Equity"). A Brazilian corporation is entitled to pay its shareholders (considering such payment as part of the Mandatory Dividend for each fiscal year) interest on stockholders' equity up to the limit calculated as the TJLP rate (Long-Term Interest Rate) on its stockholders' equity or 50% of the income for the fiscal year, whichever is greater. The payment of interest on stockholders' equity as described herein is subject to a 15% withholding income tax. See "Item 10 - Taxation"

B. CAPITALIZATION AND DEBT

         Not required.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not required.

D. RISK FACTORS

         The steel industry is cyclical and has experienced a series of crises over the last few years. In the United States, where a significant portion of Gerdau's productive assets are located, the steel sector has undergone an extensive process of reorganization, including buyouts, bankruptcies and Chapter 11 filings. In Brazil, this cyclicality is less pronounced, with risks in that country relating to domestic market conditions and government decisions.

         The relevant risk factors for Gerdau S.A.'s operations relate to scrap, iron ore, energy and imports, where these exist, as well as Gerdau Ameristeel's efforts (in North America) to incorporate the productive assets of the former Co-Steel. There are also political risks.

RISK FACTORS RELATING TO THE COMPANY AND THE STEEL SECTOR

         CHANGES IN STEEL SCRAP PRICES AND A REDUCTION IN SUPPLY WOULD AFFECT THE COMPANY'S PRODUCTION COSTS AND OPERATING MARGINS

         The main metallic input for Gerdau's mini-mills is the scrap used in electric arc furnaces, corresponding to 67.7% of total crude steel output in 2003. Other important raw materials include pig iron, iron ore (used in blast furnaces and in the DRI plant), and ferroalloys. Brazilian mills normally use a mixture of scrap and pig iron due to the lower yield of steel scrap in Brazil. In North America, by contrast, mini-mills normally use 100% steel scrap.

         Although international steel scrap prices are essentially determined by the U.S. domestic market (since the United States is the main exporter of scrap) scrap prices in the Brazilian market are determined by internal supply and demand. The price of steel scrap in Brazil varies from region to region, and reflects regional demand and transportation costs. Gerdau Acominas is the largest consumer of steel scrap in Brazil, sourcing it from more than 4,000 suppliers. An increase in steel scrap prices and the consequent reduction in the supply of scrap to Gerdau's units would affect the Company's production costs and reduce its operating margins. "See Item 4 - Business Overview".

         AN INCREASE IN IRON ORE PRICES AND A SUPPLY SHORTAGE IN THE DOMESTIC MARKET WOULD ADVERSELY AFFECT THE COMPANY'S INTEGRATED PROCESS UNITS

         Gerdau Acominas uses iron ore to produce pig iron at its Barao de Cocais and Divinopolis units, in the state of Minas Gerais. Iron ore is also used to produce sponge iron at its Gerdau Usiba unit, in the state of Bahia. These three units represent 12.1% of total crude steel output by Gerdau S.A. and 20% of total production by its Brazilian units.

         By contrast, the Ouro Branco mill uses iron ore as its main metallic input for the production of steel, accounting for 25.3% of total crude steel output by Gerdau Acominas S.A. The iron ore used is of fine grain quality, and is transformed into sinter in a sintering unit. An increase in prices and a shortage of iron ore in the domestic market would adversely affect the steel producing capacity of Gerdau Acominas' integrated process units and could reduce profit margins. "See Item 4 - Business Overview".

         AN INTERRUPTION IN THE SUPPLY OR SHORTAGE OF ELECTRICAL POWER WOULD SERIOUSLY AFFECT THE PRODUCTION PROCESS IN THE COMPANY'S ELECTRIC ARC FURNACE MELT SHOPS

         Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. For these, electricity represents a significant cost component, as does natural gas, which is used in certain mills mainly for reheating prior to the rolling process. The interruption or the rationing of the supply of electrical power would have a seriously adverse impact on the production process in the electric arc furnace melt shops, as these have no alternative energy source. This could cause a reduction in output until such time as the power supply returned to its normal levels. "See Item 4 - Business Overview".

         RESTRICTIVE MEASURES ON TRADE IN STEEL PRODUCTS MAY AFFECT GERDAU'S BUSINESS

         Gerdau Acominas is a steel producer that supplies both the domestic and the international markets, exporting to many countries and thus facing competition from other steel producers, as well as certain periodic restrictions imposed by importing countries, such as quotas, ad valorem taxes or increases in import duty, any of which could adversely affect the Company's exports.

         In North America, despite the increase in freight costs associated with the transport of steel bar products, Gerdau Ameristeel and other North American steel producers have experienced significant competition from cheap foreign imports. In some cases, these competitors have sold steel products at a significant discount, with this perceived as unfair competition that has adversely affected the Company's results. The U.S. Administration has responded to this disequilibrium situation with administrative measures aimed at restoring an economic balance and allowing the U.S. steel industry to recover. Future changes in or the elimination of the same measures may adversely affect the operations of our subsidiaries in North America.

         The U.S. dollar has recently devalued relative to certain European and Asian currencies. This has acted as a deterrent to what were previously cheap imports.

         THE COMPANY MAY EXPERIENCE DIFFICULTIES IN INTEGRATING ACQUIRED
COMPANIES

         During the last few years Gerdau S.A. has expanded through significant acquisitions, buying Ameristeel in 1999, the Cartersville mill in 2001, a controlling interest in Acominas in 2002 and completing a reverse takeover, at the end of 2002, of Co-Steel of Canada, an operation that was limited to an exchange of shares.

         The integration of these businesses and their associated opportunities also carry risks, including problems in integrating the same businesses, their management, operations, products, and services with the Company's existing businesses, as well as related costs which may include unplanned expenses that are necessary for the achievement of such integration. The completion of these transactions and the integration process are making significant demands on management's time. The diversion of management's attention from existing businesses, as well as problems that may arise in connection with the integration of the same operations, may have an impact on the revenues and results of the operations mentioned above.

         COMPLIANCE COSTS RELATED TO ENVIRONMENTAL REGULATION MAY INCREASE IF REQUIREMENTS BECOME MORE STRINGENT

         The Company's industrial plants are required to comply with a number of laws and regulations regarding the environment and the operation of mills at federal, state and municipal levels in all the countries in which it operates. If legislation becomes more demanding in the future, expenditure on fixed assets and the costs of compliance may rise, adversely affecting the Company's financial condition and the steel sector as a whole. All of Gerdau's units are currently in compliance with local legislation.

         INCREASES IN BRAZILIAN INTEREST RATES AND INFLATION MAY AFFECT THE COMPANY'S OPERATING RESULTS

         Within Brazil, the economic variables that most significantly impact the Company's financial results are interest rates and inflation. In an environment of single digit inflation and steadily declining interest rates, economic risks to its operations are reduced, whereas high levels of interest rates or inflation have an adverse impact on the same operations, due to the increased cost of servicing the debt of its Brazilian operating subsidiaries and the likely reduction in economic activity arising from higher interest rates and inflation. To date, the government has succeeded in meeting its inflation targets.

         CHANGES IN TAX POLICIES, MARKET REGULATION AND THE POLITICAL ENVIRONMENT MAY AFFECT THE COMPANY'S OPERATIONS

         Changes in the tariff policies of utilities, exchange controls, regulatory policies and taxation in the countries where the Company operates could adversely affect the Company's business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments. "See Item 10 D - Exchange Controls"

ITEM 4.  COMPANY INFORMATION

A. HISTORY AND DEVELOPMENT

         Gerdau S.A. is a Brazilian company that was incorporated on November 11, 1961. Its main executive office is located at Av. Farrapos, 1811, Porto Alegre RS - Brazil, with telephone number: 00-55 (51) 3323 2000.


         Gerdau began operating in 1901, with the Pontas de Paris nail factory in Porto Alegre, Brazil. In 1969, the company changed its name to Metalurgica Gerdau S.A., and is today a holding company that controls Gerdau S.A. In 103 years of activity, the Gerdau Group has made a seminal contribution to Brazilian industry.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

         In order to compensate for the potential shortage of raw material immediately after the end of World War II, Gerdau acquired Siderurgica Riograndense S.A., a steel producer also located in Porto Alegre. In February 1948, the Gerdau Group initiated its steel operations, which foreshadowed the successful mini-mill model of producing steel in electric arc furnaces (EAF), using steel scrap as its main raw material. The Company also adopted a regional sales strategy to ensure more competitive operating costs. Growth in its markets led the Company to install a second Riograndense unit in the city of Sapucaia do Sul (in the state of Rio Grande do Sul) in 1957, consolidating the Group's vocation for producing steel. In 1962, steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo (in the state of Rio Grande do Sul). Gerdau is currently the world's largest nail manufacturer, with more than 1,000 items available to customers through 100,000 sales outlets.

         In 1967, the Company expanded into the state of Sao Paulo, in the Southeast of Brazil, purchasing Fabrica de Arames Sao Judas Tadeu, a producer of nails and wires. It was later renamed Comercial Gerdau and became the Brazilian distribution channel for the Company's steel products, with 68 branches and 5 flat steel service centers strategically located throughout the country.

         In June 1969, Gerdau expanded into the Northeast of Brazil, producing steel at Siderurgica Aconorte in the state of Pernambuco. In 1971 it began to build the Cosigua mill in Rio de Janeiro, initially as a joint venture with the German group, August Thyssen Huette. Eight years later, Gerdau became the major shareholder of Cosigua, which currently operates the largest mini-mill in Latin America. In December 1971, Gerdau acquired control of Siderurgica Guaira, a pioneer steel producer in the state of Parana. It also established a new company, Seiva S.A. Florestas e Industrias, to produce lumber on a sustainable basis for the furniture, cellulose and steel industries. Since then, Gerdau has expanded throughout Brazil with a series of acquisitions and new operations, currently owning 10 steel mills within the country.

         In addition to its industrial units and warehouses, Gerdau operates 11 rebar fabricating facilities in Brazil. In January 2003, the Group became the major shareholder in the Dona Francisca hydroelectric plant (in the state of Rio Grande do Sul) taking a 51.8% stake in the overall capital of Dona Francisca Energetica S.A.

         Gerdau began to expand internationally in 1980, with the acquisition of the Laisa mill in Uruguay, continuing in 1989 with the acquisition of the Canadian company, Gerdau Ameristeel Cambridge (formerly Courtice Steel), located in Cambridge, Ontario. In 1992, Gerdau acquired control of Indac and AZA, in Chile, merging these into a single company, Gerdau AZA, shortly afterwards. Over time, Gerdau increased its international presence by acquiring units in Argentina and most notably, in North America - Gerdau Ameristeel MRM Special Sections and Ameristeel. In October 2002, Gerdau carried out a reverse takeover, merging its North American assets with those of the Canadian Co-Steel to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America.

         After this merger between Gerdau's North American assets and Co-Steel, the business names of the companies in that region were changed.

         On November 28, 2003, Gerdau S.A. transferred its directly and indirectly controlled operations in Brazil to Acominas, which was renamed Gerdau Acominas S.A., albeit while maintaining its headquarters in Ouro Branco (in the state of Minas Gerais). As of the above date, all Gerdau Group steel activities within Brazil were carried out by Gerdau Acominas, which remains a privately held company. Gerdau S.A remains a publicly traded company with a controlling stake in Gerdau Acominas, Gerdau Ameristeel, the two subsidiaries in Uruguay and Chile, and a 38% stake in the Argentine company, Sipar.

         Also in 2003, via its subsidiary Gerdau Acominas S.A., Gerdau S.A. signed an agreement to acquire the entire capital stock of Margusa - Maranhao Gusa S.A., located in Bacabeira (in the state of Maranhao), which has an installed capacity of 200,000 metric tons of pig iron. The acquisition is part of Gerdau's strategy for supplying pig iron to its mills in the Northeast of Brazil and exporting any excess output to its North American units. This investment provides Gerdau with a presence in the important iron ore production center of Carajas, a strategic source of pig iron with excellent logistics for supplying both its domestic and its export markets.

         Gerdau also owns 11 manufacturing plants in Brazil (Armafer), 6 downstream operations and 8 scrap yards. In South America it owns 3 fabricating plants in Chile and Uruguay and has a minority interest in a plant in Argentina. In North America, it has 14 rebar fabricating plants, as well as 12 units that manufacture higher value-added products and special sections such as super light beams, elevator guide rails and epoxy coated steel. It also operates 13 steel scrap recycling operations in North America.

         Gerdau began a corporate restructuring in 1995, which it completed in 1997. In this process, the 28 Gerdau group companies were merged, with its six publicly listed companies consolidated into two: Gerdau S.A. and Metalurgica Gerdau S.A., resulting in greater stock market transparency.

         Gerdau S.A. has been a publicly listed company in Brazil since 1980, listing its ADRs on the New York Stock Exchange (NYSE) in March 1999. In June 2001, Gerdau joined the Sao Paulo Stock Exchange's Corporate Governance Program (Level 1). In December of 2002 it was listed on the Latibex section of the Madrid Stock Exchange devoted to Latin American companies, with its stock traded in Euros. Gerdau Ameristeel is listed in Canada on the Toronto Stock Exchange.

         This steady growth process, which began in Brazil in 1901, has made the Gerdau Group the 14th largest steel producer in the world in 2003 (according to Metal Bulletin).

PRINCIPAL CAPITAL EXPENDITURES SINCE 2001

2001 - TOTAL CAPITAL EXPENDITURES: U.S.$ 244.0 MILLION

MAIN INVESTMENTS

         The Group's presence in the United States was strengthened with the purchase of a fifth mill, entailing investments of $ 48.8 million. This plant is located in Cartersville, Georgia, and has production capacity of 725,000 metric tons of steel per year, complementing Gerdau Ameristeel's product line. Gerdau Ameristeel has also increased its range of services to the manufacturing industry by acquiring an 80% stake in a new downstream unit, Ameristeel Bright Bar, in Orrville, Ohio, investing some $ 10 million in this acquisition.

         Gerdau also constructed three new rebar fabricating plants, at the cost of $ 6.3 million, enlarging a system that adds value to and increases the productivity of civil construction.

         The main highlights in the field of information technology were the development of global data consolidation systems, and the e-procurement website for suppliers. A pilot Management Execution System (MES) was installed at the Cosigua mill for the management of production processes.

         The Company's investments in reforestation activities, through its affiliate Seiva S.A. Florestas e Industrias and its subsidiaries, amounted to $
11.9 million.

MODERNIZATION AND UPGRADING OF INDUSTRIAL PLANTS

         Investment in the modernization of industrial plants, which concentrated on improving melt shops and rolling mills and upgrading environmental management equipment, amounted to $ 171 million during this year. Of this total, the Company invested $ 130.8 million in its Brazilian subsidiaries, and $ 40.2 million in its foreign subsidiaries, mainly those in the United States and Canada.

         BRAZIL

         Gerdau Cosigua has carried out a series of investments in order to complete its product line, including improvements to the continuous casting system to permit the production of 160 x 160 mm billets rather than 130 x 130 mm billets, a new exit for wire rod coils on rolling mill number 2, the addition of equipment to rolling mill number 3 for the production of light profiles and the installation of a new small profile rolling mill. These improvements at Gerdau Cosigua represented total investments of $ 20 million.

         Other capital expenditures by the Company included the upgrading of the Gerdau Aconorte rolling mill, at a cost of some $ 10 million, aiding to improve the performance of the same and reducing its operating costs, investments of $
8.5 million in improving Gerdau Riograndense's melt shop and rolling mill in order to improve operating safety, reduce metal loss and increase productivity, as well as the construction of a new rolling mill for Gerdau Acos Finos Piratini, at a cost of $ 7 million. In addition, investments in its sales network amounted to $ 5.2 million in 2001. Other domestic capital expenditures related to improvements in other Brazilian mills.

         CHILE AND URUGUAY

         At Gerdau AZA's plant in Chile, a new ladle furnace was added to the melt shop. The profile rolling mill was also modernized in order to broaden its product line, standardize the use of 130 x 130 mm billets and reduce operating costs. In Uruguay, Gerdau Laisa installed a Thermex controlled bar cooling system to add value to its rolled products. Investments in Chilean, Uruguayan and Argentine subsidiaries amounted to approximately $ 9 million.

         CANADA AND THE UNITED STATES

         In addition to the investments in the United States mentioned before, the Jacksonville mill completed improvements to its cooling bed and installed equipment to improve the quality of its wire rod coils. At the Company's West Tennessee unit, principal investments included the expansion of the melt shop water cooling system, new rolling mill equipment and the expansion of the warehouse. Investments in industrial units in the United States amounted to approximately $ 24 million.

         In Canada, Gerdau Ameristeel Cambridge's rolling mill increased its range of products, initiating production of 2 1/2 inch channels, aimed at the manufacturing and construction industries. Gerdau Ameristeel MRM Special Sections installed a new de-scaling system. Investments in Canadian subsidiaries during the year amounted to $ 7 million.

2002 - TOTAL CAPITAL EXPENDITURES: U.S.$ 598.0 MILLION

MAIN INVESTMENTS

         Gerdau's investment policy has mainly consisted of expanding through the acquisition of financially distressed companies, albeit with quality operations. The merger of its North American operations with the former Co-Steel Corp.

in 2002, reflected this policy and resulted in the creation of the new company, Gerdau Ameristeel, which is the second largest long steel producer in the region.

         In 2002, the Group invested a total of $ 598.0 million, of which 68.9% in acquisitions of holdings and 31.1% in the modernization of units and the acquisition of new permanent assets.

         The Group became the majority shareholder in Acominas by acquiring sufficient voting shares to command a qualified majority under the terms of the stockholders' agreement. At an auction realized in February by Central Bank of Brazil, the Company purchased a 16.12% stake in the capital of Agropecuaria Senhor do Bonfim, a company controlled by Banco Economico, for a consideration of $ 179.0 million. In the same month, The Company concluded an agreement with Natsteel, a corporate member of the controlling block of Acominas, to purchase an additional 24.8% stake for $ 226.7 million, which it paid in October. With these two investments, the Group's stake in Acominas increased to 78.9%, giving Gerdau important competitive advantages due to operating flexibility and the privileged location of the mill in Ouro Branco (in the state of Minas Gerais).

         The Company also invested in the energy sector, acquiring a 22% minority stake in the company Dona Francisca Energetica S.A. in December 2002 for approximately $ 6 million. Dona Francisca Energetica S.A. owns the Dona Francisca hydroelectric plant, which started operations in 2001. Located in the municipalities of Agudo and Nova Palma in the state of Rio Grande do Sul, it has power generating capacity of 125 MW.

         In order to service the civil construction market, the Group has invested in the expansion of technologies for boosting on-site productivity, expanding rebar fabrication services in Brazil, Uruguay and Chile, where it also began to produce welded wire mesh.

         Through its affiliate Seiva S.A. Florestas e Industrias and its subsidiaries, the Company invested a total of $ 7.8 million in reforestation activities.

MODERNIZATION AND UPGRADING OF INDUSTRIAL PLANTS

         BRAZIL

         A rolling mill for heavy structural shapes with an annual capacity of 440,000 metric tons was installed at the Gerdau Acominas Ouro Branco mill, where the Company also completed the installation of a turbo-generator that will use the excess gases from the blast furnace production process to generate energy. In 2002, investments at Gerdau Acominas Ouro Branco mill amounted to $ 66.3 million.

         At Gerdau Acos Finos Piratini, the modernization of rolling mill 1 was concluded at a cost of $ 13.1 million, increasing the surface and the dimensional quality of medium and heavy bars with gauges over 45 mm and exceeding the requirements of the German DIN standard.

         The improvements at Gerdau Riograndense's rolling mills, entailing investments of $ 8.2 million, resulted in increased metallic yield and efficiency of equipment.

         Gerdau Cosigua increased its range of products with the manufacture of light structural shapes for steel structures and roofing. In addition, new exits were installed in rolling mills 1 and 2 to increase both productivity and product quality. Galvanization output was also expanded in order to increase production of agricultural products. Capital expenditures at Gerdau Cosigua amounted to $20.8 million.

         At Gerdau Divinopolis, the drive and electronic control system for the medium bar rolling mill was upgraded at a cost of $ 2.2 million, improving equipment performance from 2003 onwards.

         In the Northeast of Brazil, the Company invested in (i) the installation of new equipment at Gerdau Aconorte, upgrading the technology of its welded mesh factory in order to increase installed capacity and productivity, and (ii) the installation of a new continuous casting unit at Gerdau Usiba, to be completed in 2004. This unit is expected to increase the installed capacity of the melt shop by 20%, as well as improving product quality and reducing operating costs. Investment in the two units during 2002 amounted to $ 9.4 million.

         CHILE AND URUGUAY

         In Chile, investments in Gerdau AZA were primarily aimed at optimizing the productivity of rolling mills, reducing costs and improving product quality. Improvements in warehouses and product loading ramps optimized operations and improved customer service. Capital expenditures in Chile during 2002 amounted to $ 8.4 million.

         In Uruguay, investments in Gerdau Laisa, included the refurbishing of the continuous casting unit, at a cost of $ 2.4 million, to produce larger section billets (100 X 100 mm to 120 X 120 mm) and improve the productivity of the melt shop and rolling mill.

         CANADA AND THE UNITED STATES

         In 2002, capital investment in Gerdau Ameristeel amounted to $29.5 million, relating principally to the improvement of its mills. The most significant investments in its United States units were (i) in the Cartersville mill, where the new automated packaging and rolled products inventory area improved logistics; (ii) in the Charlotte and Knoxville units, where the implementation of new drive and electronic control systems improved both productivity and product quality; and (iii) at the Jackson mill, where the complete refurbishing of the continuous casting unit reduced losses and improved product quality.

         In the Canadian units of Gerdau Ameristeel, the most significant investment was the installation of a new gantry crane at the Cambridge unit, which expanded the operating performance of the melt shop.

2003 - TOTAL CAPITAL EXPENDITURES: U.S.$ 312.5 MILLION

MAIN INVESTMENTS

         The Company initiated new programs for upgrading technology to meet domestic demand, most notably at Gerdau Riograndense, Gerdau Acos Finos Piratini (both in the state of Rio Grande do Sul) and Gerdau Usiba (state of Bahia). Over the next four years, such investments will boost the production capacity of Gerdau Acos Finos Piratini from 300,000 to 500,000 metric tons per year. By 2007, Gerdau Usiba will expand its steel production capacity by 20% to 600,000 metric tons per year, and its rolled products capacity by 25% to 500,000 metric tons per year. Production of sponge iron, one of the main raw materials in the steelmaking process, will be increased by 33% to 600,000 metric tons per year.

         The Company is upgrading data processing systems at its Brazilian plants by adding several new functions. This new technology should improve reliability and service for its customers and suppliers, as well as access to data such as inventory levels and shipping schedules along the whole of the supply chain.

         In the United States, Gerdau Ameristeel increased its output of higher value added products during the fourth quarter of 2003. It also acquired the assets of Potter Form & Tie Co., a leading supplier of fabricated rebar and other materials to the reinforced concrete industry in its region for over thirty years. This investment adds six units to Gerdau Ameristeel in the United
States: in Belvidere, Urbana and Decatur (Illinois), Madison and Appleton (Wisconsin) and Eldridge (Iowa).

         In January 2003, Gerdau acquired an additional interest in Dona Francisca Energetica S.A. (DFESA), for a consideration of $ 5.7 million, increasing its total stake in this company to 51.8%.

MODERNIZATION AND UPGRADING OF INDUSTRIAL PLANTS

         BRAZIL

         In addition to its wire rod rolling mill, the Gerdau Acominas Ouro Branco mill also invested in the production of high quality steel: the KR plant, which reduces sulfur levels in pig iron, reached full capacity in 2003, improving quality and reducing costs. The Company is also implementing its dephosphorization project to reduce the level of phosphorus in its steel products. At the primary rolling mill, the Company is close to completing the new billet inspection line, which aims to guarantee surface quality. Investments during 2003 at the Ouro Branco mill amounted to $ 80 million.

         Other investments by Gerdau Acominas in its units, which amounted to $151.9 million, included the following:

     - Gerdau Acos Finos Piratini concluded the modernization of its medium and heavy bar rolling mill, increasing quality and exceeding the most demanding standards of the market. The modernization of the electric arc furnace in the melt shop, which started in 2003, was completed early in 2004.

     - Gerdau Cosigua invested in improving the efficiency of the mill's electric arc furnace, increasing its production by 10%.

     - Gerdau Divinopolis initiated the construction of a new blast furnace which will have annual production capacity of 190,000 metric tons and will replace one of the existing older blast furnaces. The new equipment is scheduled to begin operating in 2005.

     - The Company completed the upgrading of the main equipment of Gerdau Riograndense's melt shop and bar rolling mill. It also began upgrading technology at the drawing mill and wire galvanizing areas with a view to improving product quality even further.

     - In the Sao Jose dos Campos unit, the new welded wire mesh factory began operating in the first quarter of 2004, to service the civil construction sector. The expansion of the welding products factory will also be completed at the start of 2004, with improvements in technology and increased output of MIG wire.

         CHILE AND URUGUAY

         At the Renca unit of its Chilean subsidiary, the Company is extending the automation of industrial processes to the profile finishing area. A new stock and loading warehouse will also optimize product delivery during 2004. The paving of the scrap yard at the Colina unit has significantly improved the performance of trucks and equipment, with a consequent reduction in raw material unloading times. Rebar storage conditions were also improved, maintaining product quality, reducing costs and increasing loading speed. Investments in Chilean and Uruguayan subsidiaries amounted to $ 6.9 million.

         CANADA AND THE UNITED STATES

         Investments in Gerdau's North American subsidiaries amounted $ 59 million in 2003. The most significant investments in North America were:

     - Installation of new automated lubrication system for Gerdau Ameristeel Cambridge's rolling mill guides, leading to increased productivity and reduced losses in the production process.

     - Completion of the first phase of the replacement of the high voltage system at Gerdau Ameristeel MRM Special Sections and the installation of a new scrap shearing press.

     - At the Cartersville mill, new technologies were installed in the melt shop: electricity conductor arms and improvements to the injection system that boosted the performance of the electric arc furnace. Another important initiative was the implementation of a new stock and packaging area, improving logistics and customer service.

     - Installation of rolling mill drives and control systems at Charlotte, Knoxville and Whitby units, to increase equipment performance.

     - Improvements in the melt shop at the Jackson unit, reducing costs by expanding the casting area. Investments in backup rolling mill stands increased equipment efficiency.

     - At the Jacksonville unit, investments were made in the carbon and oxygen injection system, the replacement of the dome roof of the electric arc furnace in the melt shop and the construction of a new administrative building.

     - The modernization of the continuous casting process at the Perth Amboy plant, starting in 2003, to improve melt shop operating performance.

     - Improvements in the Cartersville rolling mill reheating furnace improved productivity and product quality.

PRINCIPAL CAPITAL EXPENDITURE CURRENTLY IN PROGRESS

         As part of the Gerdau Group's long-term strategy to ensure the growth of its Brazilian subsidiary, Gerdau Acominas has signed an agreement with the Votorantim Group, whereby Gerdau Acominas will purchase the real estate and mining rights of Companhia Paraibuna de Metais, a company with mines in the state of Minas Gerais. The assets involved in this transaction include 15 extraction concessions located over a total area of 7,000 hectares. According to partial surveys, these mineral reserves should guarantee the supply of iron ore to the Ouro Branco steel mill at currently planned production rates for approximately 100 years. The mines have a privileged location within the iron belt of Minas Gerais, are close to the Ouro Branco mill and will contribute to the consolidation of the unit's long-term competitive position. This purchase should not alter current supply structure, which relies on more than ten regional iron ore suppliers. The agreed price for the purchase of the real estate and mineral rights described above is $ 30 million, with $ 7.5 million paid at the signing of the agreement, 25% paid upon completion of the due diligence process concluded in May and the remaining 50% due in July 2004.

B. BUSINESS OVERVIEW

         Comments in this section are structured in the following order: Brazil, South America and North America.

         Gerdau's strategy concentrates on the decentralized production of long steel using electric arc furnace (EAF) mini-mills that employ continuous casting technology. Gerdau Acominas also has four integrated mills. Plants are sized and located to meet the needs of local markets and provide efficient access to customers. This strategy is a response to the geographical dimensions of Brazil and the United States, in the light of high transportation and freight costs. Gerdau is thus in a position to supply its customers and source raw materials locally. From 1970 to 1990, Gerdau concentrated on increasing its market share in Brazil by increasing its installed capacity and by acquiring existing mills, typically seeking mills with management problems where the Company's main contribution would be management skills rather than capital. Gerdau Acominas is currently the third largest crude steel producer in Brazil, accordingly to the IBS (Brazilian Steel Institute).

         Outside Brazil, and notably in North America, Gerdau Ameristeel has increased its market share by acquiring mills which, like their Brazilian counterparts, required administrative adjustments rather than capital. Gerdau has progressively increased its share of the North American market and is currently the second largest North American long steel producer with nominal capacities of 5.9 million tons of crude steel per year and 5.5 million tons of rolled products per year, according to Company statistics. Gerdau's industrial units are distributed across North America to supply local markets along the East Coast of the United States. and the East and Center of Canada. Following the merger with Co-Steel, completed in October 2002, Gerdau Ameristeel has 10 long steel units.

          Gerdau also owns three mills in Argentina, Uruguay and Chile. Of these, the Argentine mill is a joint venture that does not produce crude steel, in which Gerdau holds a minority stake. The other two mills in Chile and Uruguay have a combined output of 510,000 tons of crude steel per year. Although these units make only a minor contribution to consolidated results, they are highly profitable and efficient.

MAIN CATEGORIES OF PRODUCTS

         Gerdau provides its customers with a wide range of products within the following major lines:

SLABS, BLOOMS AND BILLETS

         Products such as billets, blooms and slabs have relatively low added value. Billets are Gerdau Acominas' main products, with blooms and slabs produced in smaller quantities.

         Billets: Billets are square section, long steel bars which serve as inputs for the production of wire rod, rebars, merchant bars, shapes, etc.

         Blooms: Blooms, which are also square in shape, are wider but shorter than billets, and are used to manufacture products such as springs, forged parts, shapes and seamless tubes.

         Slabs: Slabs are short, narrow bars, similar to billets in length that are used to produce hot and cold coils, heavy slabs, profiling and oxy-cutting, etc.

                  These products may be cast using different processes, such as continuous casting, mechanical cutting or oxy-cutting, or may be cooled in molds using a conventional casting system that employs cooling beds. Although this conventional system is not widely used in Brazil, it is still employed at Gerdau Acominas' Ouro Branco mill. This may represent a competitive advantage, since Gerdau Acominas is the only company manufacturing these products and thus has captive customers.

COMMON LONG ROLLED PRODUCTS

         Rolled products represent a major portion of Gerdau's production. In 2003, common steel rolled products accounted for 66.4% of the Group's consolidated sales (41.5% by non-Brazilian companies and the remaining 24.9% by Gerdau Acominas, with 16.0% going to the domestic market and 8.9% to exports). The main rolled products include rebars, merchant bars and profiles.

         DRAWN PRODUCTS

         Drawn items represent higher added value products with higher margins. Drawn products include barbed and barbless fence wires, galvanized wires, fences, concrete reinforcing wire mesh, nails and clamps. Drawn products account for 5.8% of the Company's consolidated sales. These products are not exported and are usually sold to the industrial, civil construction and agricultural sectors.

         SPECIALTY STEEL

         Specialty or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. Gerdau produces specialty and stainless steel used in tools and machinery (e.g. cold, hot and high-speed steels), chains, fasteners, railroad spikes and special coil steel at its Gerdau Acos Finos Piratini plant.

         In the United States, Gerdau Ameristeel MRM Special Sections produces special section profiles such as grader blades, smelter bars, light rails, super light I-beams and elevator guide rails with direct applications in the production line of its clients at lower operating costs.

         FLAT PRODUCTS

         The Gerdau Acominas Ouro Branco mill (formerly Acominas) produces slabs, the input for flat steel coils, and other flat steel products. In 2003, flat steel products accounted for 7.5% of this mill's total production. Gerdau Acominas' retail division, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, also adding value through additional processing for flat steel clients at its 5 flat steel service centers.

         With the incorporation of the former Co-Steel mills and its joint venture (Gallatin, Kentucky), Gerdau Ameristeel acquired the ability to supply flat steel to its customers. The Gallatin mill is a 50%-50% joint venture with Dofasco, Canada, a leading flat steel producer, and has nominal installed capacity of 1.4 million metric tons of flat steel per year.

LIST OF PRODUCTS

         CIVIL CONSTRUCTION

         GG-50, CA-60 and CA-25 concrete reinforcing bars (rebar) Annealed wire Ribbed reinforced concrete Transfer bars POP prefabricated light columns and meshes Truss reinforcing for concrete beams Stirrups Fabricated rebar Prefabricated footing

         INDUSTRIAL PRODUCTS Hot rolled flat, round and square bars Cold drawn round, square and hexagonal bars
         Blooms
         Angles
         Channel, I-beams, T-Shapes and W-beams
         Ribbed T profile
         Elevator guide rails

         Star profiles
         Slabs
         Tribar
         Wire rod
         Billets
         Prefabricated warehouse
         Structural shapes

         SPECIAL SECTION PROFILES (MANUFACTURED IN CANADA)
         Grader blades
         Smelter bars
         Light rails
         Superlight I-beams
         Elevator guide rails

         METALLURGY

         Complete line of wires for industrial applications, welding and wire ropes

         AGRICULTURAL PRODUCTS
         Oval-shaped wire and barbed wire
         Gripple joiner and tensioner
         Staples for fences
         Cercafix post-spacing wire
         Wire and posts for electrified fences
         Wire rope for corrals Wire and wire rope for agricultural products Galvanized wire
         Plastic-coated galvanized wire
         Arcorfix and tutor - products for fruit crops
         Steel post
         Nails
         Bulk nails - construction
         Bulk nails - carpentry
         Bulk nails - packaging

         SPECIALTY STEEL
         Round and square rolled bars
         Wire rod
         Forged bars
         Cold-finished products
         With or without heat treatment
         Tools Steel
         Forged bars and blooms
         Round, square and flat rolled bars

         STAINLESS STEELS
         Round and square rolled bars
         Wire rod
         Forged bars
         Cold-finished

PRINCIPAL MARKETS IN WHICH THE COMPANY COMPETES

         The three main markets in which Gerdau operates are: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery and agricultural implements, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural facilities and reforestation projects. In North America, Gerdau Ameristeel MRM Special Sections also supplies customers with special sections, including elevator guide rails and super light beams. Gerdau provides its customers with higher added value products at 28 rebar fabricating facilities (11 Armafer service centers in Brazil, 3 in South America and 14 Fabshops in North America) and flat steel service centers (5 in Brazil).

SEASONALITY OF THE COMPANY'S MAIN BUSINESS

         The Company's sales are not subject to significant seasonal variation. Its performance is more dependent on the development of the segments that compose the Gross Domestic Product of countries in which Gerdau operates. Within Brazil, second and third quarter shipments tend to be stronger than those in the other two quarters. In North America, demand is influenced by the winter, when consumption of electricity and other energy sources (i.e. natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs, decreased construction activity and hence lower Company sales.

SOURCES AND AVAILABILITY

         Gerdau's production processes are mainly based on the mini-mill concept, with mills equipped with electric arc furnaces that can melt steel scrap and adapt the same to the specifications of the required steel product. The principal raw material used at these mills is essentially steel scrap (100% in the US) and a mixture of pig iron and steel scrap in the Company's Brazilian mills that may be varied in accordance with price and availability at the time of production so as to optimize raw material costs. In this way, the ratio of steel scrap to pig iron may be varied from 60%-40% to 90%-10%.

         As mentioned above, The Company's mills in the United States use 100% steel scrap. With steel scrap prices exceeding acceptable levels however, these mills are seeking alternative sources of inputs. One of these is the pig iron from the recently acquired Margusa, a pig iron producer in the Northeast of Brazil located close to the coast and the local sea port with installed plant capacity of 200,000 metric tons of pig iron per year. Gerdau intends to use Margusa's output to supply its plants in the Northeast of Brazil, with the balance to be exported to Gerdau Ameristeel plants in the United States.

         The Company's Brazilian mills use scrap and pig iron purchased from local suppliers. The Company believes that this strategy minimizes transportation costs. Gerdau Acominas has a network of 4,000 scrap suppliers that deliver their materials to the Company's yards and believes that it is the largest buyer of scrap in Brazil. The pig iron used in the electric arc furnaces is produced at Gerdau Acominas's pig iron mill, located in Contagem, in the state of Minas Gerais, part of which is sourced from other companies. In 2003, Gerdau Acominas produced 32% of its pig iron requirements internally.

         Due to the nature of the raw materials employed, Gerdau Acominas does not use long term supplier contracts. Its mini-mills purchase their scrap directly on a demand basis using mainly obsolescence scrap. Scrap and other raw materials are priced in reais so that input prices are not directly affected by currency fluctuations.

         Due to its size, Gerdau Acominas' Ouro Branco mill has a different strategy for sourcing raw materials, establishing long-term contracts to ensure supply. The unit's main raw materials include: (i) coal, imported from Canada, Australia and the United States; (ii) ferroalloys, of which at least 90% is purchased in the domestic market; and (iii) iron ore, the most strategic raw material, which is sourced both from large mining companies and from small and medium suppliers strategically located close to the plant. These three inputs account for more than 60% of all purchases by the plant.

         In South America, Gerdau AZA, like Gerdau's other mills in Brazil, does not maintain long-term contracts with suppliers and is thus exposed to market fluctuations. There are approximately 300 steel scrap suppliers in Chile. In Uruguay, Laisa purchases all of its steel scrap in the domestic market, and is the only significant buyer of steel scrap in Uruguay, purchasing 48,000 tons of scrap in 2003.

         Gerdau Ameristeel has consistently obtained adequate supplies of raw materials at competitive market prices, permitting efficient mill operations. Gerdau Ameristeel is not dependent on any one supplier as a source for any particular material and believes there are adequate alternate suppliers in the marketplace, in the event that it needs to replace an existing one. Gerdau Ameristeel operations also include 13 scrap recycling operations that provide flexibility in sourcing scrap.

METALLIC INPUTS

         Gerdau's main metallic input is steel scrap, which is used in electric arc furnaces. Pig iron, iron ore (used in blast furnaces and in one DRI plant), and ferroalloys are also important. Its Brazilian mills use a mixture of scrap and pig iron, due to the low yield of steel scrap in Brazil. In North America, by contrast, mini-mills normally use 100% steel scrap.

         Although international steel scrap prices are determined by the U.S. domestic market (as the United States is the main exporter of scrap), the price of steel scrap in Brazil varies from region to region and is influenced by regional demand and transportation costs. Gerdau Acominas is the largest consumer of steel scrap in Brazil with over 4,000 scrap suppliers.

         SCRAP

         There are two broad categories of steel scrap: (i) obsolescence scrap representing steel from various sources, ranging from tin foil cans to car bodies and white goods and (ii) industrial scrap representing factory steel cookie cutouts, steel turnings, and even scrap generated by the Company's own production processes. Gerdau Acominas mainly uses obsolescence scrap. By contrast, North American plants use mainly industrial scrap.

         In Brazil, the highest proportion of the steel scrap consumed by Gerdau Acominas is sourced in the state of Sao Paulo, the balance being evenly distributed among the other areas in which the Company mills are located. Obsolescence scrap is delivered directly to mills by scrap suppliers. In regions where it does not have a steel mill, the Company has yards where scrap is collected and compacted for transportation by third parties. The price of scrap in Brazil varies by region, depending upon local supply and demand and transportation costs. Each month, on the basis of market conditions, the Company's purchasing officer sets the maximum price for scrap (by type of scrap and region) to be paid by Company representatives. Due to the large number of consumers and thus fierce strong competition between them, prices tend to be higher in the Southeast, the most industrialized region of Brazil. Given that the Company's facilities are evenly distributed throughout Brazil, however, Gerdau Acominas is able to take advantage of lower prices in other regions without incurring high transportation costs.

         A leader in steel scrap recycling in Latin America, Gerdau Metalicos, the business unit that collects and supplies scrap to industrial units, reutilizes millions of tons of Brazilian scrap every year, accounting for significant gains through process optimization, reduced energy consumption, increased productivity and increasingly competitive operating costs. It should be noted that a ton of steel produced from scrap requires only one third of the power needed to generate one ton of steel from iron ore. Gerdau Metalicos purchases scrap directly from companies across Brazil, through a network of over 4,000 suppliers that generates thousands of jobs. Gerdau Metalicos has stowage yards (collection points) for scrap in strategic locations throughout Brazil and uses several moving presses that travel around Brazil, preparing scrap for transportation to its mills. Every Gerdau Metalicos industrial unit has a recycling yard with state-of-the-art equipment to process scrap using presses and stationary and mobile shears. The Company also has two shredders, including the megashredder at Gerdau Cosigua, in Rio de Janeiro, capable of processing 300 cars per hour.

         The price of scrap in Chile varies according to demand, transportation costs and by region. Gerdau AZA is the largest scrap consumer in Chile, using some 70% of the scrap generated in the country. The scrap used by Gerdau Laisa in Uruguay is 90% obsolescence scrap delivered to the mill by scrap dealers.

         Steel scrap is Gerdau Ameristeel's primary raw material and represents around 40% of its cost of sales, depending on the mill and product mix. Scrap is a commodity whose availability varies with price, and is a major constraint on the company's operations. Gerdau Ameristeel's Jackson and Jacksonville mills both have on-site dedicated scrap processing facilities that supply a significant proportion of their requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from the Mandak and Porter scrap collection and processing yards. Gerdau Ameristeel has a total of 13 scrap recycling locations, although since not all of the scrap that it consumes is sourced from its own scrap yards, it buys its residual requirements in the market either directly or through dealers who source and aggregate scrap.

         All of Gerdau Ameristeel's production facilities in North America are mini-mills whose operating results are closely linked to the cost of steel scrap and scrap substitutes, the primary input for the mini-mill facilities. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. Realized selling prices for end products cannot always be adjusted on a short-term basis to recover the cost of increases in steel scrap prices, but generally reflect increases or decreases in these prices. Approximately half of all steel products in North America are currently made in electric arc furnaces using steel scrap. The increasing rate of steel scrap consumption has placed upward pressure on the price of steel scrap. The availability and prices of scrap are subject to market forces and government regulation that are largely beyond the company's control, including demand from North American and international steel producers.

         PIG IRON AND SPONGE IRON

         Brazil is a net exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil, is mixed with scrap due to the low quality of the existing scrap supply. Mills in the U.S. operate with 100% scrap loads. In Brazil, the price of pig iron is related to the cost of charcoal, an important input and the most volatile cost item in the production of pig iron. When the price of charcoal is seasonally high, coking coal can be used as a substitute which, although more expensive, provides a higher yield in pig iron production. Iron ore, the main component of pig iron, is widely available in Brazil, which is among the world's leading producers and exporters of iron ore. Approximately 68% of Gerdau Acominas' pig iron requirements for the electric arc furnaces (EAF) are purchased from other companies, with the Company seeking to preserve the flexibility resulting from a large number of suppliers in order to avoid excessive dependence on a small number of large suppliers.

         The Company produces sponge iron at its industrial plant in the state of Bahia (Gerdau Usiba), whose entire production is used internally to manufacture steel products.

         The Company does not have any Brazilian contracts for the supply of pig iron, negotiating directly in the spot market to agree amounts and delivery conditions. The price of pig iron may fluctuate in line with its international market price, given that approximately 60% of production is exported.

         In Chile, Gerdau AZA sources pig iron from Compania Siderurgica Huachipato, located 550 km to the south of Santiago, in accordance with its needs and the specifications of the steel to be produced.

         IRON ORE

         Gerdau Acominas uses iron ore to produce pig iron at its Barao de Cocais and Divinopolis mills, in the state of Minas Gerais, and sponge iron at its Gerdau Usiba mill, in Bahia.

         By contrast, its Ouro Branco mill uses fine grain quality iron ore as its main metallic input for steel production, transforming this ore into sinter at a sintering unit. Ore lump is directly loaded into the blast furnace and pre-reduced iron ore pellets are added to increase productivity. These raw materials are purchased from suppliers located close to the mill to reduce transportation and stowage costs. In 2003, the consumption of these three inputs (sinter, ore lump and pellets) amounted to 1.6 tons per ton of pig iron produced. The molten pig iron produced in the blast furnace was the main raw material used in the melt shop in 2003, representing 84 % of metallic inputs, with steel scrap representing 11% of inputs, and cold pig iron 5 %.

OTHER INPUTS

         In addition to scrap, pig iron, sponge iron and iron ore, Gerdau Acominas uses other inputs in steel production, such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. All of these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are charcoal, used at blast furnace mills, and natural gas, used at the DRI unit.

         At the Ouro Branco mill, important raw materials and inputs also include coal, iron ore and pellets. Coal is employed in the production of coking coal, the main agent in the reduction of sinter, which is injected directly into the blast furnace in powdered form to reduce consumption of the same and consequently the cost of pig iron production. Iron ore and pellets are also employed in pig iron production.

         Ferroalloys are used to produce steel with special properties for use in specific applications. Oxygen, nitrogen, and argon are also used in some production processes and are sourced from an on-site supplier. In addition, gases generated in the production of coking coal, pig iron, and steel are cleaned and used to generate electric power at the Ouro Branco mill.

         In Chile, some inputs, such as electrodes, refractories, ferroalloys and limestone are imported, mainly from Brazil and Argentina. Other materials, such as oxygen, nitrogen and natural gas are purchased in the local market.

         The Company's North American operations also use additional inputs. Various domestic and foreign firms supply other important raw materials or operating supplies required for the business, including refractories, ferroalloys and carbon electrodes that are readily available in the open market. In the past, Gerdau Ameristeel has obtained adequate quantities of these raw materials and supplies at competitive market prices that have permitted efficient mill operations. The company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need arises to replace an existing one.

ENERGY

         Steel production is an energy intensive process, especially in EAF mills. Power and the natural gas used in some mills is a significant component of steel production costs.

         With the exception of the Ouro Branco mill, Gerdau Acominas' mills purchase power and natural gas through long term supply contracts between each of the 9 units in Brazil and the authorized public utility in their respective regions, of which they are captive customers. Demand and consumption is agreed by the parties on an annual basis. The Brazilian Federal Government, through its agency ANEEL (National Electric Energy Agency), determines the tariffs that each authorized public utility company may charge, which vary according to consumer class (commercial, industrial, residential) and level of demand (tension and volume). Following the passage of Law No. 9,074 on July 7, 1995, consumers with demand levels that exceed 3,000 KW (kilowatts) and tensions of over 69 KV (kilovolt) may buy electric power from concessionaires in other regions. Any interruption in the supply of electricity to Gerdau may have a negative impact on the Company's business.

         In the event electricity is interrupted, no alternate energy options are available at most Gerdau mills due to the high volume and tension required for the operation of these plants. In such cases (as occurred in 2001 in Brazil, when consumption targets were defined by the federal government), the events and their consequences are discussed with the respective energy concessionaires, with operating capacity kept at emergency levels to protect staff and equipment.

         In the event of rationing, decisions and norms will be implemented by the Government's regulatory agency and may have a materially adverse impact on the Company's results, with a consequent reduction in production in accordance with the availability of electricity and readjustments in the delivery schedule. Although these problems are not common in Brazil, some small units of Gerdau Acominas may choose, as an alternative, to use generators to compensate for the energy shortage. In 2001, during the period of electric power rationing, Gerdau overcame the crisis by reallocating production among several industrial units, and by rationalizing the use of electricity. These measures resulted in efficiency and productivity gains, and were incorporated into the production process even after the end of the critical period.

         By contrast, Gerdau's Ouro Branco mill is practically self-sufficient in power, with internal generation, including the output of its three turbo-generators and the blast furnace's top rotor shaft, supplying 76% of the power requirements of the unit.

         In Chile, Chilectra Metropolitana S.A. is the current supplier of Gerdau AZA on a long-term contract basis. In 2003, electricity accounted for approximately 12% of production costs. Another important energy input is the natural gas supplied by Metrogas S.A., also on the basis of long-term contracts. In Uruguay there is only one power supplier, and since Gerdau Laisa is the largest consumer in that country it is able to negotiate fair prices for the energy it purchases. In 2004 Gerdau Laisa will replace fuel oil with natural gas.

         Electricity and natural gas together represented approximately 20% of Gerdau Ameristeel's conversion costs (excluding raw material expenses). Free access to competitively priced electric power and natural gas represents an important competitive cost advantage to a mini mill. Although deregulation of both natural gas and wholesale electricity may provide opportunities for lower costs resulting from competitive market forces, the prices of both of these energy inputs have recently become more volatile and may remain so.

INFORMATION ON THE EXTENT OF THE COMPANY'S DEPENDENCE

         The Company is not dependent on patents or licenses, industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes that are material to the Company's business or profitability.

         The Company has a policy of diversifying its suppliers, so that it can replace these in the event of breach of contract without affecting the Company's operations.

           Gerdau S.A. holds contracts with a series of electricity suppliers and is not dependent on any single contract. (Regarding energy supply, see Item 4B - Business Overview). In addition, all of Gerdau's industrial units in Brazil, have energy supply contracts in which they qualify as "Captive Consumers" including them within the "Energy Regulation Mechanism" which, in event of a supply shortage by the original supplier, provides for supply by other utilities included in the "Brazilian Interconnected System" without any extra charges to the consumer.

MARKETING CHANNELS

Gerdau S.A. sells its products in various markets, including construction, manufacturing industry and other products. Sales by its Brazilian operations include both domestic and export sales. Most of the sales by its business operations in North and South America are aimed at their respective local markets.

CONSOLIDATED NET SALES REVENUE BY MARKET

In thousands of U.S. Dollars

------------------------------------------------------------------------------
                                    2003            2002           2001
------------------------------------------------------------------------------
CONSTRUCTION                         1,539,278      1,469,217       1,137,081

MANUFACTURING INDUSTRY               2,911,496      1,567,164       1,065,753

OTHER                                   80,195        228,545         198,304

TOTAL                                4,530,969      3,264,926       2,401,138
------------------------------------------------------------------------------

CONSOLIDATED SHIPMENTS BY REGION
In thousands of tons

------------------------------------------------------------------------------
                                    2003            2002           2001
------------------------------------------------------------------------------
TOTAL                                   11,453          8,971           6,839

BRAZIL                                   6,639          5,778           4,206

Domestic                                 3,376          3,874           3,416

Exports                                  3,263          1,904             790

NORTH AMERICA                            4,466          2,884           2,294

SOUTH AMERICA                              348            309             339

BRAZILIAN OPERATIONS

         In 2003, the Company's Brazilian operations through Gerdau Acominas, accounted for 58% of overall group shipments. Brazilian sales amounted to 6.6 million tons, of which 3.4 million tons to the domestic market and 3.2 million tons to the export market.

         The Company's segment operations in Brazil consist of: Long Steel, Gerdau Acominas and Specialty Steel. Each segment operation is divided into Business Units, which are defined by product line or market characteristics, with the aim of establishing commercial strategies for the domestic market. Its Brazilian Long Steel operation consists of the following Business Units:

           GERDAU CONSTRUCAO CIVIL (GC) - CIVIL CONSTRUCTION
           GERDAU INDUSTRIA (GI) - INDUSTRIAL
           GERDAU PRODUTOS AGROPECUARIOS (GPA) - AGRICULTURAL PRODUCTS GERDAU PREGOS (GP) - NAILS
           GERDAU PRODUTOS METALURGICOS (GPM) - METALLURGICAL PRODUCTS GERDAU EXPORTACAO (GEX) - EXPORTS
           COMERCIAL GERDAU (CG) - RETAIL

         Each Business Unit (Area de Negocios) has national coverage with a unified sales policy and local execution. Business Units with the most sales to a particular customer are allocated responsibility for Company relations with that customer. Approximately 25% of the production negotiated by Business Units is distributed through Comercial Gerdau, its largest distribution channel with 68 stores all over Brazil, which serviced 135,000 customers in 2003. This network is also supported by 6,000 independent distributors, resulting in comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are channeled through Company employees and authorized representatives working on a commission basis. The Company provides these representatives with product catalogs and computer terminals linked to Gerdau's information system (Internet and SAP R/3), as well as fax and telephone equipment.

         In order to minimize delays, Gerdau Acominas delivers its products directly to customers, through third-party companies under the supervision of the Gerdau team. Sales trends in both the domestic and export markets are forecast monthly on the basis of historical data for the three preceding months. Gerdau Acominas uses its own information system to remain informed of market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets and its ability to monitor and adapt to changes in demand, so as to maintain minimum inventory levels, as keys to its success.

         The Ouro Branco mill has some specific characteristics relating to its operations that arise from the fact that its products are normally sold to rolling mills and other companies that use slabs, blooms and billets as raw material for manufacturing finished products such as springs, structural and forge products. Clients of this unit are thus larger than other customers serviced by Gerdau Acominas units, except for those of Gerdau Acos Finos Piratini. The Ouro Branco mill delivers its products directly to its costumers.

         The Specialty Steel segment represents the operations of the Gerdau Acos Finos Piratini mill, whose sales and production are independent of the Brazilian Long Steel operation. The segment concentrates on specialty steel for mechanical construction, tools and stainless steel products. 80% of its output is used in the automotive segment. In order to meet the continuous need for innovation, Gerdau Acos Finos Piratini is constantly developing new products in partnership with its customers, such as high cleanliness steels for application in bearings, steel for off-shore cables, and stampable steel for screws.

         Within the Brazilian market, 49.4% of sales were made to the Southeast, including the most economically developed states of Sao Paulo and Rio de Janeiro. The South of Brazil, where Gerdau Riograndense and Gerdau Acos Finos Piratini are located, accounted for 28.7% of Gerdau Acominas' domestic sales in 2003. Sales to the South, Southeast and Northeast represented 91.4% of domestic sales by the Group's Brazilian operations.

         RETAIL

         Through Comercial Gerdau, and its network of 68 stores and 5 flat steel service centers, Gerdau Acominas sells its products throughout Brazil. In addition to Gerdau products, Comercial Gerdau resells flat products of third-party producers. In 2003, domestic market sales of flat steel products amounted to 322,600 tons.

         EXPORTS

         In the past, Gerdau has only exported its surplus output, on the basis of its policy of giving priority to local markets. Since 2003, due to the consolidation of its Brazilian operations and a decline in the domestic market together with better international prices, this has changed. Last year, exports accounted for 49% of Gerdau Acominas' total shipments. The Company's export marketing activities are coordinated by the Business Unit responsible for selling the Company's exportable products and are conducted (i) primarily on a FOB (Free on Board) basis, (ii) on a cash basis against letters of credit from customers in more than 30 countries and (iii) directly to clients in neighboring countries and indirectly through trading companies.

         Although Gerdau Acominas deals primarily in commodity products such as rebars, it is aware of the importance of quality control. In order to ensure the satisfaction of final users around the world with products purchased indirectly from Gerdau Acominas, the Company's technicians visit clients on an occasional basis to check the quality of the products that it ships.

         Due to its emphasis on exports, Gerdau Acominas Ouro Branco mill sells its output in the form of billets, blooms and slabs and since 2002, heavy structural shapes. Billet sales in 2003 amounted to 1,888,000 tons, while slab sales amounted to 179,600 tons, bloom sales to 92,300 tons and structural products to 33,300 tons. A significant portion of the output of the Ouro Branco mill is assigned to Asian markets. Even after the temporary imposition of tariffs on steel imports as a safeguard measure under Section 201, the Company continued to supply the U.S. market, since no tariffs were imposed on the import of billets and the quotas established for flat steel were sufficient to ensure the maintenance of supply. Most of Gerdau Acominas' Ouro Branco mill sales to foreign markets are made directly (approximately 80% of overall shipments by this unit).

FOREIGN OPERATIONS

         Within South America, Gerdau AZA sold 292,600 tons of finished products in 2003, representing a 10.2% increase compared to 2002. In the merchant bar segment, Gerdau AZA has a market share of more than 50%. Rebar sales to the construction sector increased in 2003, with the Company holding a 50% share of this market. In 2003, rebar demand increased by 7.4%, due to important investments in infrastructure. Since the end of 2000, Gerdau AZA has had a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Customers can now follow their orders on the Internet, together with product inventories, credit and payment status. They can also access their purchase records, generate quality certificates and place orders.

         Gerdau Laisa, in Uruguay, has 300 registered customers that may be classified as retail, wholesale and consumers, which distribute Laisa's products all over the country. Uruguayan customers may also use an e-business channel.

         Among Gerdau's South American subsidiaries, Gerdau AZA in Chile uses a network of 150 independent distributors to sell its products. Gerdau Laisa, in Uruguay, sells its products directly to small-consumers at varying retail prices.

         Gerdau's foreign operations are intended to supply their respective domestic markets, with the exception of the Canadian operations, which sell most of their production in the United States.

         In general, employees of the Tampa sales office centralize and process sales of mill-finished products to U.S. customers, while employees in the Whitby sales office centralize and process sales to Canadian customers. Gerdau Ameristeel also has sales offices in Perth Amboy, which process sales of rods, and Selkirk, which process sales of special sections.

         The relevant sales offices are responsible for booking orders, mill scheduling and inventory management. Gerdau Ameristeel has about 50 employees dedicated to marketing and sales, a quarter of which are located in the field, near its customers. Every Gerdau Ameristeel sales representative has immediate access to inventory and production schedules at all mills, enabling them to provide customers with `one-stop shopping', as well as to service the needs of customers from the most convenient and/or cost effective source within the company.

         In general, sales representatives at the relevant facilities of Gerdau Ameristeel process sales of cold drawn, rod and super light beam products. The fabricated rebar and elevator guide rails are sold through a bidding process in which employees at the facilities work closely with each customer to establish their product requirements, shipping schedule and price.

TERMS OF SALES

         Gerdau Acominas' Brazilian domestic sales are usually made for 21-day settlement, on a CIF (Cost Insurance and Freight) basis. Domestic customers making purchases in excess of a certain monthly limit are subject to a centralized credit approval process. As a result of these policies, the Company's bad debt write-offs (which are made after 12 months) are an insignificant percentage of its consolidated accounts receivable. At Gerdau Acominas Ouro Branco mill, payment of domestic purchases is on a cash basis (or within 7 days) on account of its specific business characteristics. Deferred payment through bank draft is also accepted. Sales to foreign markets are settled using letters of credit.

         Gerdau Ameristeel's credit terms to customers are generally based on market conditions and customary practices. Gerdau Ameristeel's business is seasonal with orders in the June and September quarters tending to be stronger than those of the March and December quarters, due primarily to weather-related slowdowns in construction activity.

         All Gerdau companies (in Brazil and abroad) accept both immediate and deferred payment for purchases of their products, the latter in accordance with ordinary commercial terms used in each region, determined on a seasonal basis.

COMPETITIVE POSITION

                  Shipping, freight and demurrage costs are a major barrier to imports, and since Gerdau Acominas operates primarily in the common long rolled product business where profit margins are relatively small, the incentive for foreign competitors to enter the Brazilian market is low. In the domestic market, no single company competes against Gerdau Acominas across all its product range. Gerdau Acominas believes that its business diversification and decentralization provide a competitive edge over its major competitors whose operations are more centralized.

         Gerdau is the largest Brazilian long steel producer with a 49.6% share of the market, according to the IBS (Brazilian Steel Institute). Belgo Mineira is the second largest producer in Brazil. Belgo Mineira was originally an integrated steel company, but now it also has mini-mill plants. Gerdau Acominas' strategy focuses on the decentralized production of long steel using electric arc furnace (EAF) mini-mills that employ continuous casting technology. Gerdau Acominas also has four integrated mills located near steel scrap suppliers, port facilities, and the markets they serve, which thus have low freight costs.

         By contrast, Gerdau Acominas Ouro Branco mill supplies blooms and billets almost exclusively to a well-defined domestic market and a loyal customer base. The slab market is more competitive due to the presence of CST (Companhia Siderurgica de Tubarao), and more recently, of Cosipa (Companhia Siderurgica Paulista). In foreign markets, the Ouro Branco mill faces strong competition in high quality products from Eastern European suppliers (mainly from Russia and Ukraine), Italy and Japan. The Company's unit is nevertheless highly competitive due to its long experience and high product quality, its guaranteed delivery schedules and technical assistance to customers. The Ouro Branco mill thus has a diversified client list, relying on traditional customers in all of markets in which it operates.

         In South America, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of products relative to imports. Gerdau AZA has a 50% share of the Chilean domestic construction market and CAP - Compania Acero Del Pacifico a 45% share, with imports accounting for the remaining 5% of total sales.

         In Uruguay, Gerdau Laisa's main competitors are two local rolling mills, in addition to imports from Brazil, Argentina and Eastern Europe.

         Gerdau Ameristeel's geographic market covers the eastern half of Canada and the United States, predominantly the Eastern Seaboard, the Southeast and the Midwest. Gerdau Ameristeel has encountered substantial competition in each of its product lines from numerous competitors in its markets. Rebar, merchant bars, and structural shapes are commodity steel products for which price is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key factors in maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of mills and merchant bar deliveries within a 500 mile radius. Some products, such as special sections produced by the Selkirk mill, are shipped over greater distances, or even exported.

         Except in unusual circumstances, the customer's delivery costs are limited to freight charges from the nearest competitive mill, with the supplier absorbing any incremental freight charges.

         Gerdau Ameristeel believes that its principal competitors in Canada include Ispat Sidbec Inc., Stelco Inc. and Ivaco Inc.; and in the United States, Bayou Steel Corporation, Commercial Metals Corporation, Marion Steel Company, NorthStar Steel Company, Nucor Corporation, Roanoke Electric Steel Corporation, Sheffield Steel Corporation, and Steel Dynamics Inc. The Gallatin joint venture competes with numerous other integrated and mini-mill flat steel producers.

         Despite the commodity characteristics of the rebar, merchant bar and structural markets, the Company believes that it distinguishes itself from competitors by its large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. Gerdau Ameristeel believes that it produces one of the largest ranges of bar products and shapes east of the Mississippi River. Product diversity is an important competitive advantage in a market in which the customers are looking to fulfill most of their requirements from a few key suppliers.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS

         Besides government regulations that apply to industry in general, the Company's business is not subject to any specific regulation.

C. ORGANIZATIONAL STRUCTURE

GERDAU GROUP

         Gerdau S.A. is a non-operational holding company (since November, 2003 when Gerdau S.A. integrated its assets in Brazil with Acominas, creating Gerdau Acominas S.A.) controlled by a holding Company, Metalurgica Gerdau S.A. Gerdau S.A. consolidates the results of 5 operating companies: Seiva S.A., Gerdau Acominas S.A., Gerdau Ameristeel Corp, and the operations of Gerdau AZA in Chile and Gerdau Laisa in Uruguay.

         The Company's investments in Sipar Aceros S.A. in Argentina (in which it holds a 38% stake), those in Gallatin Steel Co., Bradley Steel Processor and MRM Guide Rail in the United States, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial Y Comercial Limitada in Chile, in which the Company owns a 50% stake, and the investment in Dona Francisca Energetica S.A., in which the Company owns a 51.82% stake, are consolidated in the Company's financial statements using the equity method of accounting.

DISTRIBUTION OF SHARES


(% stake in total capital as of April 30, 2004)
----------------------------------------------------------------------------------------------------------
                    SHAREHOLDER                      ORDINARY SHARES  PREFERRED SHARES        TOTAL
                                                                                             SHARES

Metalurgica Gerdau and other Gerdau Companies             90.78%           30.46%            51.39%
Brazilian Institutional Investors                         0.05%            15.26%             9.98%
Foreign Institutional Investors                           0.27%            32.67%            21.43%
Public                                                    8.90%            20.80%            16.67%
Treasury Stock                                              -               0.81%             0.53%
----------------------------------------------------------------------------------------------------------


         The above table presents the distribution of shares in Gerdau S.A. as of April 30, 2004. Of the Company's total equity, 31.4% was held by institutional investors, of which 10.0% were Brazilian investors. Foreign institutional investors held a 21.4% stake and small investors, 16.7%. Gerdau S.A. is controlled by the Gerdau family through the holding company Metalurgica Gerdau S.A. and other companies. In April 2004, Metalurgica Gerdau S.A. held 44.1% of Gerdau S.A., while Santa Felicidade Comercio, Importacao e Exportacao de Produtos Siderurgicos Ltda. and other Gerdau companies held the remaining 7.3% of the 51.4% controlling block.

SIGNIFICANT SUBSIDIARIES

         The table below shows the main companies and investments maintained directly or indirectly by Gerdau as of December 31, 2003:


-----------------------------------------------------------------------------------------------------------------------------------
                      COMPANY                                 COUNTRY       STAKE IN VOTING CAPITAL   STAKE IN TOTAL CAPITAL
Aceros COX S.A.                                                Chile                       100%                     100%
Armafer Servicos de Construcao Ltda.                           Brazil                      100%                     100%
Gerdau Ameristeel Corp. and subsidiaries                       Canada                      69%                       69%
         Ameristeel Bright Bar Inc.                            USA                         69%                       69%
         Gerdau Ameristeel MRM Special Sections Inc.           Canada                      69%                       69%
         Gerdau Ameristeel Perth Ameboy Inc.                   USA                         69%                       69%
         Gerdau Ameristeel Sayreville Inc.                     USA                         69%                       69%
         Gerdau Ameristeel US Inc. (a)                         USA                         69%                       69%
Gerdau Acominas S.A. (b)                                       Brazil                      92%                       92%
Gerdau AZA S.A.                                                Chile                       100%                     100%
Gerdau Internacional Empreendimentos Ltda. and its             Brazil                      100%                     100%
subsidiary,


Gerdau GTL Spain S.L. and subsidiaries                         Spain (GTL)
Gerdau Laisa S.A.                                              Uruguay                     100%                     100%
Seiva S.A. - Florestas e Industrias and subsidiaries           Brazil                      97%                       97%

     (a) Formerly AmeriSteel Corp.
     (b) As described on Note 4.1, Gerdau Acominas was formerly known as Aco Minas Gerais S.A. ("Acominas")

         Gerdau S.A. is a non-operating company that consolidates the results of various operating companies, or accounts for its investments using the equity method. The most important operating companies that are fully consolidated or consolidated on an equity basis in the financial statements of Gerdau S.A. are described below:

         GERDAU ACOMINAS S.A.

         Gerdau Acominas has 10 mills in Brazil, distributed throughout the country. In the state of Rio Grande do Sul, Gerdau owns the Gerdau Acos Finos Piratini and the Gerdau Riograndense units. In the state of Parana, Gerdau owns Gerdau Guaira; in the state of Rio de Janeiro, Gerdau Cosigua; in the state of Minas Gerais, the units of Barao de Cocais, Divinopolis and the Ouro Branco mill; in the state of Bahia, Gerdau Usiba; in the state of Pernambuco, Gerdau Aconorte; and in the state of Ceara, Gerdau Cearense. In addition to the industrial units, Gerdau also owns Comercial Gerdau, a network that distributes its steel products and resells flat products from other manufacturers. Comercial Gerdau has 68 stores and 5 flat steel service centers. Gerdau also has 11 Armafer rebar fabricating facilities and 6 downstream operations.

         ARMAFER

         Armafer Servicos de Construcao Ltda. was acquired in March 1993 and is currently a subsidiary of Gerdau Acominas S.A., providing cutting and bending services for long steel products for the civil construction sector. It has 11 branches throughout the country.

         GERDAU LAISA

         In 1980, the Company acquired the Laisa mini-mill, in Uruguay. Gerdau Laisa has been profitable in past years, and is the only long steel producer in Uruguay. Gerdau Laisa has annual production capacity of 70,000 tons of crude steel and 72,000 thousand tons of rolled products. Production statistics are based on Gerdau Laisa's sales plus Uruguayan imports. Gerdau Laisa claims to supply 93% of rebar demand in Uruguay.

         GERDAU AZA

         In 1992, the Company acquired the AZA mini-mill in Chile, with Gerdau AZA's second mill beginning operations in January 1999. The two units, Renca and Colina, have combined annual production capacity of 440,000 tons of crude steel and 465,000 tons of rolled steel. The difference in the output of crude steel and long rolled products is due to the fact that Gerdau AZA still operates an old profile rolling mill equipment at the Renca unit, which was not decommissioned following the start-up of the new plant in 1999. Although no official statistics are available in Chile, Gerdau AZA believes its share of the domestic long steel market of rebars to be around 50%.

         SIPAR

         In December 1997, Gerdau entered the Argentinean market through Sipsa, a rolling mill with production capacity of 68,700 tons per year. In May 1998, Gerdau signed an agreement to acquire one third of the total equity of Sipar, another Argentinean rolling mill, in exchange for one third of Sipsa's capital stock. Gerdau has two rolling mills in Argentina, holding a 71.8% stake in Sipsa and a 38.2% stake in Sipar. More recently, Gerdau carried out a financial and corporate restructuring of its operations in Argentina to adapt these to the new economic environment in that country. Gerdau currently holds a 38.2% stake in Sipar, of which Sipsa is now a full subsidiary. The Company expects that these measures will maximize business opportunities, improve results and minimize the impact of the fluctuation of the Argentine peso against other currencies.

         GERDAU AMERISTEEL

         In September 1999 Gerdau acquired 75% of Ameristeel (Florida) from Kyoei Steel Ltd. of Japan. At that point, Ameristeel operated 4 mills on the East Coast: one unit in Florida, two in Tennessee, and one in North Carolina. In 2000,

Gerdau acquired an additional 12% stake from Kyoei, increasing its stake in Ameristeel to 87%. In December 2001, Ameristeel acquired a steel mill located in Cartersville, Georgia.

         In October 2002 Gerdau merged its North American assets, i.e. Ameristeel and its two Canadian units with Co-Steel, to create Gerdau Ameristeel.

         Gerdau Ameristeel has nominal annual capacity of 5.9 million tons of crude steel and 5.5 million tons of rolled products and is the second largest producer of long steel in North America. Since the completion of the operation, Gerdau Ameristeel's shares have been traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. This transaction combined complementary operations, resulting in an improved product mix and a consistent growth platform that allows the Company to compete for a leading position in the North American steel industry.

OTHER BUSINESSES

         SEIVA S.A. - FLORESTAS E INDUSTRIAS

         Seiva was incorporated on December 29, 1971 to implement reforestation projects in accordance with Decree No. 1,134/70. Seiva's 55 employees (as of December 2003) carry out the development, implementation, and maintenance of reforestation projects. The Company also owns pine forests.

         DONA FRANCISCA ENERGETICA S.A.

         Dona Francisca Energetica S.A. (DFESA) consists of an operational hydroelectric power station with nominal capacity of 125 MW, located in the center of the state of Rio Grande do Sul.

         DFESA aims to meet the demands of Dona Francisca shareholders with regard to the operation, maintenance and optimal use of energy potential of the Dona Francisca Hydroelectric Plant.

         Together with the state utility Companhia Estadual de Energia Eletrica
- CEEE, Dona Francisca shareholders participate in a consortium (Consorcio Dona Francisca) formed in accordance with the contract CEEE/9700295 of March 13, 1997. Following Gerdau S.A.'s acquisition of an additional stake in early 2003, Dona Francisca Energetica S.A. has the following shareholders: Gerdau S.A. (51.8%), Companhia Paranaense de Energia - COPEL (23.0%), Celesc (23.0%), and Engevix (2.2%).

         BRADLEY STEEL PROCESSORS INC.

         A 50% joint venture with Buhler Industries Inc., which processes super light beams.

         SSS/MRM GUIDE RAIL

         A 50% joint venture with Monteferro S.p.A., which processes MRM's guide rail sections for elevator manufacturers.

         GALLATIN STEEL

         Gallatin Steel's plant is located in Gallatin County, Kentucky, 40 miles southwest of Cincinnati, on a fully-owned 1,000-acre site that is conveniently located for barge, rail, and highway transportation. Gallatin operates a direct current twin-shell electric arc furnace with a ladle arc refining unit, a thin slab caster, a high-speed tandem rolling mill and a cut-to-length operation. Gallatin is a 50% joint venture with Canadian steel maker Dofasco, and is the only Gerdau Ameristeel mill that produces flat rolled sheet, used in the construction, automotive, appliance, machinery, equipment and packaging industries.

         MINING RIGHTS

         The acquisition of the land and mining rights of Companhia Paraibuna de Metais by Gerdau Acominas has added 15 mining concessions covering 7,000 hectares. These mines are located at Miguel Bournier, Varzea do Lopes and Gongo Soco, in the state of Minas Gerais. According to preliminary survey results, these mineral reserves hold an estimate 500 million tons of ore. The mines in question are intended to supply the Ouro Branco mill, with reserves representing at least 100 years of potential supply of iron ore. The privileged location of these mines within the iron belt in the state of Minas Gerais, in the vicinity of the Ouro Branco mill, are expected to contribute to the long-term competitiveness of this unit.

         MARGUSA

         Margusa - Maranhao Gusa S.A. has installed capacity of 200,000 metric tons of pig iron. The mill is located 50 km from Sao Luis and 48 km from a coastal port. The acquisition forms part of the Company's strategy for ensuring the supply of pig iron to its mills in the Northeast of Brazil and for exporting any excess output to the North American units. This investment has guaranteed Gerdau's presence in the important iron ore production center of Carajas, a strategic pig iron source with excellent logistics for supplying both domestic and export markets.

D. PROPERTY, PLANT AND EQUIPMENT

MATERIAL PLANS TO CONSTRUCT, EXPAND OR IMPROVE FACILITIES

GERDAU SAO PAULO PLANT

         In February 2001, Gerdau announced plans to build a 1 million metric ton greenfield project in the state of Sao Paulo, to be built in two 500,000 ton modules.

         Conceived as a supplier to the markets of Sao Paulo, Mato Grosso do Sul and Parana, the Sao Paulo plant, will be installed in the municipality of Aracariguama, at Km 54 on the Castelo Branco Highway. A project with the features of a market mill - a plant that purchases raw material in the same region where it sells its products, Gerdau Sao Paulo will make the state of Sao Paulo self-sufficient in steel, in addition to servicing the States of Mato Grosso do Sul and Parana.

         Total capital expenditures (including the amount already invested) for the project are budgeted at R$ 420 million in the first phase, and R$ 400 million in the second phase. Half of these resources should be provided from internally generated funds, with the remaining 50% expected to be financed by suppliers' credits and by the BNDES/Finame (Development Bank of Brazil and its dedicated equipment financing division).

         It is expected that the 32,000 m2 plant will create 3,300 new direct and indirect jobs, with a projected increase in annual production capacity of
1.1 million tons of crude steel and 1 million tons of rolled products.

         The Company acquired the land and some existing steel production equipment from the original owner, a cement company. In February 2001, the Company announced that it would continue work to complete the construction of the mill, but halted construction due to electricity rationing in 2002 and the consequent downturn of the economy. The Company plans to announce the resumption of the project sometime this year.

ENVIRONMENTAL ISSUES

         Gerdau S.A is in compliance with governmental regulations on environmental issues. The Company believes that there are no environmental issues that might affect its utilization of the fixed assets described below.

MATERIAL TANGIBLE FIXED ASSETS

         The principal properties of Gerdau consist of installations for the production of steel, rolled products and drawn products. The following is a list identifying the location, capacity and type of installation, as well as the types of products manufactured:



LOCATION OF PLANTS, CAPACITY, EQUIPMENT AND PRODUCTS
(thousand tons/year)
------------------------------------------------------------------------------------------------------------------------------------
                            CAPACITY FOR   CAPACITY      CAPACITY     CAPACITY FOR
    LOCATION OF PLANTS      PIG IRON AND   FOR CRUDE     FOR ROLLED     DRAWN
                            SPONGE IRON      STEEL       PRODUCTS      PRODUCTS                         EQUIPMENT
------------------------------------------------------------------------------------------------------------------------------------
Aconorte                             -          250           240            85    EAF mini-mill,  rolling mill, drawing mill, nail
                                                                                   and clamp factory
Agua Funda                                                    215             -    Rolling Mill
Barao de Cocais (1)                330          350           200             -    Integrated/blast  furnace,  LD converter and
                                                                                   rolling mill

Cearense                             -          130           110             -    EAF mini-mill, rolling mill
Cosigua                              -        1,400         1,320           290    EAF mini-mill,  rolling mill, drawing mill, nail
                                                                                   and clamp factory
Divinopolis (1)                    360          600           550             -    Integrated/blast  furnace, EOF converter and
                                                                                   rolling mill

Guaira                               -          510           130             -    EAF mini-mill, rolling mill
Gerdau Acominas (1)              2,800        3,000           655             -    Integrated with blast furnace
 (Ouro Branco)
Piratini                             -          375           390             -    EAF mini-mill, rolling mill
Riograndense                         -          440           400           130    EAF mini-mill,  rolling mill, drawing mill, nail
                                                                                   and clamp factory
Usiba (1)                          450          520           430            30    Integrated  with DRI, EAF  mini-mill,  rolling
                                                                                   mill, drawing mill
Contagem                           240            -             -             -    Blast furnace
Margusa                            200            -             -             -    Blast furnace
Cotia                                -            -             -            55    Drawing mill
Cumbica                              -            -             -           100    Mesh factory and drawing mill
Sao Jose dos Campos                  -            -             -           140    Drawing mill
BRAZIL                           4,380        7,575         4,640           830    -
AZA                                  -          440           465             -    EAF mini-mill, rolling mill
Laisa                                -           70            72             -    EAF mini-mill, rolling mill
SOUTH AMERICA                        -          510           537             -    -
Whitby                               -          871           998             -    EAF mini-mill, rolling mill
Cambridge                            -          327           295             -    EAF mini-mill, rolling mill
MRM Special Sections                 -          349           299             -    EAF mini-mill, rolling mill
Cartersville                         -          780           544             -    EAF mini-mill, rolling mill
Charlotte                            -          417           363             -    EAF mini-mill, rolling mill
Jackson                              -          608           544             -    EAF mini-mill, rolling mill
Jacksonville                         -          581           558             -    EAF mini-mill, rolling mill
Knoxville                            -          413           454             -    EAF mini-mill, rolling mill
Perth Amboy                          -          816           907             -    EAF mini-mill, rolling mill
Sayerville                           -          726           544             -    EAF mini-mill, rolling mill
NORTH AMERICA                        -        5,888         5,506             -    -
GERDAU TOTAL                     4,380       13,973        10,683           830    -
-----------------------------------------------------------------------------------------------------------------------------------

Table Continued

--------------------------------------------------------------------------------
 LOCATION OF PLANTS                   PRODUCTS
--------------------------------------------------------------------------------
Aconorte                  Rebar, merchant bars, wire rod, drawn products
                          and nails
Agua Funda                Rebar and merchant bars.
Barao de Cocais (1)       Rebar, merchant bar
Cearense                  Rebar, merchant bar
Cosigua                   Rebar, merchant bars, wire rod, drawn products
                          and nails
Divinopolis (1)           Rebar, merchant bar
Guaira                    Billet, rebar, merchant bar
Gerdau Acominas (1)       Billets, blooms, slabs, rebar, merchant bars and
 (Ouro Branco)            heavy structural shapes
Piratini                  Specialty steels
Riograndense              Rebar, merchant bars, wire rod, drawn products
                          and nails
Usiba (1)                 Rebar, merchant bars, wire rod, drawn products
Contagem                  Pig iron
Margusa                   Pig iron
Cotia                     Wire
Cumbica                   Welded mesh and wire
Sao Jose dos Campos       Wire
BRAZIL                    -
AZA                       Rebar, merchant bar
Laisa                     Rebar, merchant bar
SOUTH AMERICA             -
Whitby                    Rebar, merchant bar and profiles
Cambridge                 Rebar, merchant bar
MRM Special Sections      Special sections
Carterville               Merchant bar
Charlotte                 Rebar, merchant bar
Jackson                   Rebar, merchant bar
Jacksonville              Rebar and wire rod
Knoxville                 Rebar
Perth Amboy               Wire rod products
Sayerville                Rebar, merchant bar
NORTH AMERICA             -
GERDAU TOTAL              -


Notes: EAF: Electric arc furnace - electric arc furnace mills produce crude steel from raw materials such as steel scrap or pig iron
(1) a mill with a blast furnace or "DRI" (direct reduction iron) is also capable of producing pig iron or sponge iron for use in the production of crude steel, using iron ore and natural gas as the main raw materials.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A .OPERATING RESULTS

SIGNIFICANT FACTORS MATERIALLY AFFECTING THE COMPANY'S RESULTS

MATERIAL CHANGES IN FINANCIAL STATEMENTS

         During 2003 the results of operations of Gerdau were positively impacted by a series of events that resulted in an improvement in net income for the year relative to 2002. Some of the most relevant events are:

         - The consolidation of the former Co-Steel Inc. operations for the full year 2003 compared to the consolidation of results in 2002 for only that part of the year subsequent to October 22, 2002, when the operations were acquired in conjunction with the integration of the Gerdau units in North America with those of former Co-Steel Inc., Canada.

         - The consolidation of Gerdau Acominas for the full year 2003 compared to the consolidation of results in 2002 for only that part of the year subsequent to the acquisition in February 2002 of shares that provided the Company with a controlling interest.

         - The Ouro Branco Mill operated at full capacity throughout the year of 2003, achieving total output of 3.1 million metric tons of liquid steel. In 2002, production suffered a temporary interruption due to an accident in one of its three air re-heaters (calpers) at the end of March, and did not return to normal levels until September, 2002.

         - Increases in international market prices and demand for steel products that allowed Gerdau to establish a new tonnage record for exports in 2003, when exports from Brazil through Gerdau Acominas amounted to 3.2 million metric tons (+69.9%), and generated revenues of some $ 787.3 million (+125.0%), representing an increase of 30.9% in the average export price.

         - The provision for income tax and social contribution in fiscal year 2003 represented a credit of $ 34.1 million due to the recognition of $137.3 million in fiscal credits arising from tax losses generated in previous years.

IMPACT OF INFLATION AND FLUCTUATIONS IN EXCHANGE RATES

         Gerdau's results and its financial condition depend on Brazil's general economic situation, most notably on (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and (iii) exchange rates between Brazilian and foreign currencies.

         For many years, Brazil experienced high rates of inflation that progressively eroded the purchasing power of the vast majority of the Brazilian population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the real in July 1994, the inflation rate in Brazil has decreased dramatically. In addition, there has been economic growth after the implementation of the Real Plan with Brazilian GDP increasing by 0.8% in 1999, 4.4% in 2000, 1.4% in 2001, 1.5% in 2002 and decreasing by 0.2% in 2003.

         The following table presents Brazilian inflation and the devaluation of Brazilian currency against the U.S. dollar for the periods shown. For a discussion of the Central Bank's decision, in January 1999, to allow the real to float freely in the foreign exchange markets and its subsequent devaluation, see "Item 10.D. Exchange Controls - Exchange Rates."


                                              January                   Year ended December 31
                                               to May

                                                 2004         2003     2002      2001      2000       1999
    Inflation (INPC base)*                      2.63%       10.38%   14.74%     9.44%     5.27%      8.43%
    Inflation (IGP-M)                           5.33%        8.69%   25.30%    10.37%     9.96%     20.10%
    Foreign Exchange Rate (R$ vs. US$)          7.82%      -18.23%   52.27%    18.67%     9.30%     48.01%

         The appreciation of the real against the U.S. dollar throughout 2003 resulted from the positive domestic economic environment, some social improvements in addition to the reform of the social security system, tax reform and consistent monetary and fiscal policies. These measures have led to a significant improvement in the perception of Brazil's country risk and a gradual reduction in interest rates.

         At the end of 2002 and beginning of 2003, higher levels of inflation generated a divergence in frequencies and sizes of adjustment factors between prices and wages, resulting in an erosion of purchasing power. This gap was significantly reduced by the recent low inflation indices and increased consumer demand.

         A portion of Gerdau S.A.'s trade accounts receivable, trade accounts payable and debt is denominated in foreign currencies, mainly in U.S. dollars, causing the Company's financial position and operating results to be affected by changes in exchange rates. In 2003, Gerdau's operating results were strongly affected by the appreciation of the Brazilian real versus the U.S. dollar, generating losses in its U.S. dollar-denominated trade accounts receivable from exports, which rose significantly relative to 2002, and generating gains on the U.S. dollar denominated trade accounts payable and on debt balances denominated in foreign currencies, which remained stable relative to 2002. The significant appreciation of the real, together with the increase in the balances of trade accounts receivable and trade accounts payable and the maintenance of debt balances at similar levels to 2002, generated the foreign exchange gains recorded in the income statement. The financial statements of Gerdau are also presented in U.S. dollars with transactions in currencies other than the U.S. dollar translated into U.S. dollars in accordance with the criteria established in SFAS No. 52 "Foreign Currency Translations". Changes in the exchange rate between the functional currency of the Company's operations, such as the Brazilian real, and the U.S. dollar, affect the reported amounts of revenues and expenses in its consolidated statements, translated into U.S. dollars. For instance, a devaluation of the Brazilian real from one period to another causes the same amount of revenue expressed in Brazilian reais to represent a smaller amount in U.S. dollars when translated into the latter currency.

OPERATING RESULTS

The table below contains U.S. GAAP information for various income statement items, expressed as a percentage of net sales for the following years:


--------------------------------------------------------------------------------------------------------------
                                                              Fiscal year ending December 31,
                                                      2003                  2002                 2001
--------------------------------------------------------------------------------------------------------------
Net Sales                                             100.0%               100.0%               100.0%
Cost of Sales                                        (76.0%)              (71.9%)              (71.7%)
Gross Profit                                           23.9%                28.0%                28.3%
Sales and Marketing Expenses                          (3.2%)               (3.5%)               (4.4%)
General and Administrative Expenses                   (5.3%)               (6.8%)               (7.5%)
Operating Income                                       15.4%                17.8%                16.3%
Net Income                                             11.3%                 7.1%                 7.0%

--------------------------------------------------------------------------------------------------------------

         The following table shows cost of goods sold, excluding freight costs, in 2002, 2001 and 2000 expressed as a percentage of net sales revenue:


                                                               Breakdown of Costs of Goods Sold
                                                          2003                2002               2001
------------------------------------------------------------------------------------------------------------
Raw materials                                              60%                 53%               51%
Direct labor costs                                          9%                 13%               14%
                                                   ---------------------------------------------------------
                                Total direct costs         69%                 66%               65%

Indirect labor costs                                        3%                  5%                5%
Third party services                                        4%                  7%                7%
Depreciation                                                7%                  9%                9%
Power and electricity                                       9%                 10%                9%
Other                                                       8%                  3%                5%
                                                   ---------------------------------------------------------
                              Total indirect costs         31%                 34%               35%
                                                   ---------------------------------------------------------
                                       Total costs        100%                100%              100%
------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

         Results for the year 2003 reflect the consolidation of Acominas and of the Co-Steel for the full year, whereas in 2002 the results of Acominas were only consolidated from February 2002 onwards, and Co-Steel from October 2002 onwards. Other factors that contributed to the performance during the year were the improved level of activity at Ouro Branco mill, following the accident in March 2002 which disrupted production until September 2002, and the increase in international prices and demand.

NET SALES

         Net sales in 2003 amounted to $ 4,530.9 million ($ 3,264.9 million in 2002), representing an increase of 38.8% relative to 2002, mainly due to the Company's strong export performance, with export revenues of $ 787.3 million (+125% over the previous year), the merging of the nine North American units in October 2002, and the utilization of full production capacity at Gerdau Acominas. The average net price was $ 395.6/ton, which increased from $ 363.9/ton in 2002.

         Of total net sales, Brazilian operations accounted for $ 2,433.5 million, a 12.8% increase relative to the fiscal year 2002. Sales by South American operations increased by 49.7% to $ 169.6 million, while the net revenues of the Gerdau Ameristeel operation increased by 94% from $ 994 million to $ 1,927.8 million over the same period, as the result of the full consolidation of its nine North American operations, a significant increase in regional prices and an improvement in market conditions.

COST OF SALES AND GROSS PROFIT

         Cost of sales as percentage of net revenues increased to 76.0%, in 2003 from 71.9% in 2002, representing an increase of 46.6% in absolute terms against a 38.8% increase in net revenues, which caused a decline in gross margin for 2003 to 23.9% from 28.0% in the previous year, due, in particular, to the increased cost of scrap and pig iron in Brazil, and of scrap, electricity and natural gas in the United States. In 2003, gross profit rose 18.6% in 2003 to $ 1,085.4 million.

OPERATING INCOME

         Operating expenses (sales, general and administrative expenses) rose 16.1% in 2003 to $ 388.2 million. Even with this increase, however, operating expenses fell as a percentage of net sales to 8.5% in 2003, from 10.2% in 2002. In 2003, operating income rose 20.0% relative to the preceding year, to $ 697.2 million, although the increase in cost of sales led to a fall in operating margin over the same period from 17.8% to 15.4%.

FINANCIAL EXPENSES AND FINANCIAL INCOME

         In 2003, net financial expenses amounted to $ 192.7 million, a figure 40.5% below that of the previous year. This figure represents financial expenses of $ 417.0 million, a positive foreign exchange adjustment of $ 162.2 million and financial income of $ 62.0 million. The reduction in net financial expenses in 2003 was principally due to the foreign exchange adjustment that arose from the appreciation of the Brazilian real against the U.S. dollar, affecting the balance of trade accounts receivable, which were also heavily influenced by increased exports. The appreciation of the real also affected the balances of debt and trade accounts payable in foreign currencies.

EQUITY INCOME (LOSSES) FROM UNCONSOLIDATED COMPANIES, NET

         Equity income of $ 22.1 million in 2003 resulted from earnings of unconsolidated companies in Argentina, Chile, the United States and Brazil. Most of this figure was due to Gallatin Steel and Dona Francisca Energetica S.A. In 2003, equity income included Gallatin Steel's net income for the full period of 12 months, whereas in 2002, equity income for these operations was only calculated for a two month period following the integration of the Company's North American operations. Dona Francisca Energetica S.A., generated losses in 2002, with a material effect on the equity income for that year, while in 2003 its operations generated net income.

PROVISION FOR INCOME TAX

         Income tax payable is calculated separately for Gerdau and each of its subsidiaries, as required by the tax laws of the countries in which Gerdau and its subsidiaries operate. The Company recognized a credit of $ 34.1 million for the year due to the reversal of a valuation allowance of $ 137.3 million in the light of the improvement in profitability following its corporate reorganization in November 2003. This figure relates to tax losses generated in prior years at the former Acominas plant that the company was permitted to set against taxable income generated by its Brazilian steel operations, including those formerly owned by Gerdau S.A. and transferred to Gerdau Acominas.

NET INCOME

         Due to higher sales, lower operating expenses, lower net financial expenses and the income tax credit, 2003 net income amounted to $ 510.2 million in 2003, increasing 120.1% relative to the previous year. Net margin rose to 11.3% from 7.1% in 2002.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         Results for 2002 reflected the consolidation of Gerdau Acominas and the Co-Steel operations from their respective dates of acquisition onwards. Other factors that contributed to the performance for the year were the improved level of activity at Acominas after the accident in March that disrupted production until September, improved conditions in the Chilean market and increased exports.

NET SALES

         Net consolidated sales in 2002 amounted to $ 3,264.9 million against $ 2,401.1 million in 2001, representing growth of 35.9%, and resulted from an increase of 37.7% in physical sales and a decrease of 1.8% in average prices. The Company's average net sales price was $ 363.9/ton in 2002, which rose from $ 351.1/ton in 2001. Around 66% of net revenue derived from the Company's Brazilian operations and 34% from its foreign operations. The consolidation of Acominas and Co-steel represented 22.6% of consolidated sales volume.

COST OF SALES AND GROSS PROFITS

         The Company's efforts to cut costs and improve productivity offset increases in the prices of certain raw materials during the year, most notably scrap and pig iron. This resulted in 2002 gross margins of 28.0%, compared to 28.3% in 2001. Gross profit rose to $ 915.3 million in 2002 from $ 678.9 million in 2001, an increase of 34.8%. During 2002, some North American subsidiaries reassessed the useful life of certain assets, reducing depreciation expenses by approximately $ 3.2 million.

OPERATING INCOME

         Lower operating expenses (sales and marketing expenses, general and administrative expenses) resulted in operating income for 2002 of $ 580.8 million, a figure 48.2% higher than that of 2001. Over the same period, operating margin rose to 17.8% from 16.3%.

FINANCIAL EXPENSES AND FINANCIAL REVENUE

         Net financial expenses increased 76.7% to $ 323.7 million, due to the higher net foreign exchange loss for the period ($ 131.7 million in 2002 against $ 71.8 million in 2001), due principally to the sharp devaluation of the real, as well as higher debt levels arising from the consolidation of the Co-Steel operations and the purchase of a stake in Acominas.

EQUITY IN EARNINGS (LOSSES) OF UNCONSOLIDATED COMPANIES, NET

Negative equity income of $ 10.1 million in 2002 was largely due to losses in Dona Francisca Energetica S.A. and Sipar Aceros S.A.

PROVISION FOR INCOME TAX

         In 2002, the income tax provision of $ 6.6 million represents a reduction of $ 48.1 million with respect to the loss recorded in 2001, mainly as a result of increased tax benefits from the distribution of interest on stockholders' equity, the recognition of deferred tax income through the reversal of a valuation allowance at Acominas and higher levels of non-taxable income.

NET INCOME

         2002 consolidated net income amounted to $ 231.8 million, a 38.5% increase relative to the previous year, with a corresponding increase in net margin to 7.10% from 6.96% in 2001. It should be noted that the Company's Brazilian operations accounted for $ 209.7 million of this figure, its North American operations for $ 11.1 million and its South American operations for $
11.0 million.

B. LIQUIDITY AND CAPITAL RESOURCES

         Net cash generated by operating activities amounted to $ 395.4 million, $ 350.5 million and $ 468.5 million for the years ended December 31, 2001, 2002 and 2003 respectively, giving a cumulative total for the three years of $ 1,214.4 million. Net cash generated by operating activities was one of the main sources of liquidity utilized by the Company. Cumulative short and long-term financing agreements amounted to $ 3,561.7 million for the period, providing $
377.6 million in 2001, $ 1,186.1 million in 2002 and $ 1,998 million in 2003, toward the Company's liquidity needs. Disposals of fixed assets generated cumulative proceeds of $ 19.8 million for the years 2001, 2002 and 2003.

         In 2003, the main uses of capital resources were: $ 297.8 million for investment in fixed assets, $ 2,126.5 million for short and long-term debt payments and $ 122.3 million for payment of dividends. In 2002, the main uses of capital resources were: $ 185.9 million for investment in fixed assets, $ 824.9 million for short and long-term debt payments and $ 74.3 million for payment of dividends. In 2001, the main uses of capital resources were: $ 244.0 million for investment in fixed assets, $ 436.6 million for short and long-term debt payments and $ 64.4 million for payment of dividends. Resources invested in fixed assets from 2001 to 2003 ($ 727.7 million) were used to modernize the Company's industrial plants and subsidiaries and to upgrade their technology.

         Between December 31, 2002 and December 31, 2003, net working capital (current assets less current liabilities) increased by $ 364.2 million, from ($ 63.6) million in 2002 to $ 300.7 million in 2003. Between December 31, 2001 and December 31, 2002 net working capital decreased by $ 314.2 million, from $ 250.6 million in 2001 to ($ 63.6) million in 2002. The increase in 2003 was primarily due to a reduction in current liabilities, mainly in short-term debt due to the lengthening of the debt profile of Gerdau Ameristeel and Gerdau Acominas.

DEBT AND FINANCIAL STRATEGY

         The Company's borrowings are intended to finance investments in fixed assets, both in the modernization and technological upgrading of its plants and in the expansion of installed capacity, as well as working capital, the purchase of stakes in other companies, and, depending on market conditions, short-term financial investments.

         The Company's loan balance (total debt less debentures and parent company) stood at $ 1,930.9 million and $1,899.4 million as of December 31, 2003 and 2002, respectively. On the same dates, balances of short-term financial investments and cash stood at $ 330.6 million and $ 423.2 million, respectively.

         Total debt amounted to $ 2,088.6 million in 2003, down from $ 2,100.1 million in 2002. Net debt increased from $ 1,667.2 million in 2002, to $ 1,758.0 million in 2003 due to a reduction in short-term financial investments and cash.

         In 2003 and 2002, net financial expenses amounted to $ 192.7 million and $ 323.8 million, respectively. The reduction in net financial expenses principally reflected the foreign exchange gain in 2003 that resulted from the appreciation of the Brazilian real, which affected U.S. dollar denominated assets and liabilities, most notably trade accounts receivable, debt and trade accounts payable.

The following table profiles the Company's debt as of December 31, 2003 and 2002 (in thousands of U.S. dollars):


                                                                                                      2003         2002

SHORT TERM:

SHORT-TERM DEBT:

Debt denominated in reais                                                                           29,527       42,974
Debt denominated in foreign currency                                                               450,059      664,404

TOTAL SHORT TERM DEBT                                                                              479,586      707,378
CURRENT PORTION OF LONG-TERM DEBT:

Debt denominated in reais                                                                           49,470       84,569
Debt denominated in foreign currency                                                               269,440      312,846

TOTAL CURRENT PORTION OF LONG-TERM DEBT                                                            318,910      397,415
Debentures(a)                                                                                        1,048            -
Short-term debt, parent company(a)                                                                   1,173          277
SHORT-TERM DEBT PLUS CURRENT PORTION OF LONG-TERM DEBT, DEBENTURES AND PARENT COMPANY              800,717    1,105,070

LONG TERM:

LONG-TERM DEBT, LESS CURRENT PORTION:

Debt denominated in reais                                                                          160,500      118,248
Debt denominated in foreign currency                                                               971,929      676,323

TOTAL LONG TERM DEBT                                                                             1,132,429      794,571
Debentures                                                                                         155,420      200,766
LONG-TERM DEBT PLUS DEBENTURES                                                                   1,287,849      995,337

TOTAL DEBT PLUS DEBENTURES, CURRENT PORTION OF LONG-TERM DEBT AND PARENT COMPANY                 2,088,566    2,100,407
Short-term investments, restricted cash and cash                                                   330,576      423,206

NET DEBT PLUS DEBENTURES, CURRENT PORTION OF LONG-TERM DEBT AND PARENT COMPANY                   1,757,990    1,667,201

         (a) Recorded under "other current liabilities".

On December 31, 2003 the Company's debt was subject to the following terms and conditions:

         On December 31, 2003, the Company's total debt plus debentures, current portion of long term debt and parent company amounted to $ 2,088.6 million. Of this balance, $ 318.9 million (15.3%) was denominated in Brazilian reais and $ 1,769.7 million (84.7%) in U.S. dollars.

SHORT TERM

         As of December 31, 2003, the Company's short-term debt amounted to $
479.6 million. Of this total, $ 29.5 million related to financing in reais and $
450.1 million to financing in foreign currencies. The current portion of the Company's long-term debt and debentures amounted to $ 318.9 million, of which $
49.5 million in reais and $ 269.4 million in foreign currencies. In 2003, short-term debt plus the current portion of long-term debt, debentures and financing with the parent company amounted to $ 800.7 million, representing a reduction of 27.5% relative to 2002, due to the lengthening of debt profile by Gerdau Ameristeel and Gerdau Acominas.

         The main sources of short-term financing used by Gerdau are trade finance credit lines, commercial paper (in U.S. dollars and Euros), suppliers' credits and specific credit lines provided by the Brazilian Development Bank (BNDES).

LONG TERM

         Long-term debt including debentures amounted to $ 1,287.8 million as of December 31, 2003. Of this total, $ 1,132.4 represented loans from financial institutions, of which $ 160.5 million denominated in reais and $ 971.9 million in foreign currency. Of total long-term debt, $ 155.4 million represents debentures, of which $ 77.2 million denominated in U.S. dollars and $ 78.2 million in reais.

         Of the $1,691.4 million of loans denominated in foreign currency, approximately 46.0% were contracted by the Company and its Brazilian subsidiaries and 54.0% by the Company's foreign subsidiaries.

         Information about the terms of long-term debt cost is presented in Note 14 to the Financial Statements - `Long-term debt and debentures'. For additional information, see Item 11 - Quantitative and qualitative disclosures about market risks.

         In January 1999, the Company assumed $ 130.0 million of debt relating to the Eurobonds issued by Metalurgica Gerdau maturing on May 26, 2004 that were partially redeemed on May 26, 1999 and fully retired at maturity in May 2004.

         The Company is subject to limitations on debt levels, the granting of encumbrances on its properties and the payment of dividends under certain circumstances, in accordance with the terms of its debentures, its loans from the Banco Nacional de Desenvolvimento Economico e Social - BNDES ("BNDES"), and the refinancing agreement for Gerdau Ameristeel.

         With the exception of the 13th debenture issue, the terms of the Company's public debentures prohibit the payment of dividends in excess of 30% of net profit, if such distributions cause the Company's long-term liabilities to exceed its net worth by a factor of more than 50% and its current assets to fall below its current liabilities.

         The 13th debenture issue limits the Company's consolidated financial debt to no more than four times Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA of the last twelve months, defined as gross profit minus general, sales and administrative expenses plus depreciation and amortization). This instrument also requires consolidated EBITDA to be more than double net interest expenses for the last twelve months, excluding monetary and foreign exchange variations.

         The terms of the Company's BNDES debt require that the current liquidity ratio (consisting of current assets divided by current liabilities) is least 1.3 and that financial debt divided by Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA defined as gross profit minus general, sales and marketing and administrative expenses plus depreciation and amortization) is less than 5. These agreements also contain negative covenants, subject to customary exceptions.

         The Gerdau Ameristeel Senior Secured Credit Facility contains restrictive covenants that limit the Company's ability to engage in specified types of transactions without the consent of the lenders. Limitations apply to incurring additional debt, issuing redeemable stock and preferred stock, paying dividends on its common shares, selling or otherwise disposing of certain assets and entering into mergers or consolidations. The indenture governing the Senior Notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

         The Company agrees to furnish a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

         All covenants described above are based on (i) the financial statements prepared according to Brazilian Corporate Law for the operations contracted by the companies in Brazil and (ii) financial statements prepared in accordance with U.S. GAAP for Gerdau Ameristeel. As of December 31, 2003, management believes that the Company was in full compliance regarding such debt covenants and other conditions of the debt described above.

         In order to protect itself from fluctuations in the Brazilian currency against the U.S. dollar and changes in interest rates on its foreign currency debt incurred in Brazil, Gerdau entered into cross-currency interest rate swaps through which it receives U.S. dollars, generally accruing interest at fixed rates, and pays Brazilian reais accruing interest at rates based on the CDI (Brazilian Interbank deposit rates). As of December 2003, the total amount swapped was $ 555.3 million (notional amount) of which $ 95.6 million has been treated, pursuant to EITF No. 02-02 on a combined basis as if the loans had been originally denominated in reais. Part of the Company's cash flow from operations is denominated in Brazilian reais and part in U.S. dollars. See Note 20 to the financial statements - Derivatives Instruments. Such cash flows from operations may be utilized to service this debt. There can, however, be no assurance that cash flows from operations will be sufficient to service foreign currency debt obligations, denominated principally in U.S. dollars. It is thus possible that exchange rate fluctuations may have a material adverse effect on the Company's business, financial condition and results of operations. See Item 10.D - Exchange Controls.

         The Company's long-term debt with financial institutions, including debentures, will be amortized as follows:


                                        $ million
                                        ---------

2005                                     191.9
2006                                     136.2
2007                                     153.7
2008                                     175.7
2009 and thereafter                      630.3
----                                     -----
TOTAL                                  1,287.8
                                       =======

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

         Due to its specialized business, Gerdau Acos Finos Piratini, which is active in the automotive segment, is the only unit that has been investing without interruption in technological upgrading and in research and development (R&D). This unit maintains an R&D department responsible for new products and the optimization of existing processes. These product development projects are led by specialists who use tools such as `6 Sigma', a set of statistical measurements that allow for an improved assessment of results, and `Quality Function Deployment', a process in which the technicians identify the needs of customers' processes. In the other plants, production and quality teams are responsible for developing new products, to meet the needs of its customers and the market.

         As is usual for mini-mill steel makers, Gerdau usually acquires technology in the market, since steel-making technology is readily available for purchase.

         Most sophisticated production equipment used by the Company is supplied by international machinery builders and steel technology companies. Such suppliers generally enter into technology transfer agreements with the purchaser and provide extensive technical support and staff training in connection with the installation and commissioning of the same equipment. Gerdau has entered into technology transfer agreements with Nippon Steel, Sumitomo Steel, Thyssen, Daido Steel and BSW.

D. TREND INFORMATION

         Gerdau's business is focused on the production of long steel and the distribution of steel products in general, with operations in North and South America. One of the strategies adopted by the Company in the development of its business is the regional concentration of its efforts with the aim of satisfying its raw materials needs and selling its production to clients close to its operating units. For this model, availability of the inputs used by the Company, such as scrap and electric power, and local demand are very important factors in the performance of the operating unit, although these do not necessarily compromise consolidated performance. The steel business, especially the long steel segment, regardless of the country in which a company operates, is strongly influenced by global and regional macroeconomic issues, which Gerdau analyzes in order to develop its own view of its likely performance in forthcoming quarters.

         In Brazil, where all Gerdau's steel operations are concentrated in Gerdau Acominas, the Company believes that it can achieve growth in domestic demand by the end of 2004, making three basic assumptions that were confirmed in results for the first quarter of 2004: (i) IBS (Brazilian Steel Institute) forecasts indicate that long steel domestic sales will increase by 10.2% in 2004, relative to 2003; (ii) domestic demand increased by some 7.7% in the first quarter of 2004, with demand from manufacturing industry and for agricultural products significant but not as strong as expected, and (iii) the partial recovery in demand, which was slack in 2003, by some 13%.

         Based on the expectation of domestic market growth over the next few quarters, Gerdau, which gives priority to domestic sales, may witness a reduction in its export volumes. In the first quarter of 2004, Brazilian exports fell by 18%, although due to international prices, which are expected to remain high, exports may remain an important part of the Company's revenues during the next quarter and for the year as a whole.

         The Company believes that the prices of inputs used in its production process such as scrap, pig iron, coal and iron ore, are likely to decline from current levels, based on the information that some of these inputs have been negotiated in the international market at lower prices due to (i) a reduction in purchases by China and (ii) a reduction of investments in that country, in conjunction with current high levels of inventory. Despite the fact that it purchases its main inputs in the domestic market, the Company believes that prices in Brazil will follow this trend, albeit while admitting the possibility of an increase in the price of inputs until the end of the year, in the event that Chinese demand returns to the level of the first quarter.

         At a macroeconomic level, Gerdau believes that movements in exchange rates will offset inflation for the year and that conditions exist that favor additional cuts in interest rates.

         Its North American operations showed a strong improvement in first quarter results due to the recovery of the American economy and, hence, to the increase in sales volume for the period. Sales volumes for the first quarter of 2004 increased by 7.3% compared to the last quarter of 2003, with highly favorable prices that generated good operating margins in that market. The steel industry as a whole expects that these prices will be maintained for at least another quarter due to the strong demand, which, together with reduced pressure on input prices, point to a positive outlook for the rest of the year.

         With higher demand, imports to the United States are also increasing, albeit unlike in previous years, products are traded at market prices. The Company believes this fact will not affect its businesses adversely, since if demand returns to lower levels, these imports will be redirected to other markets on account of a weakening of the U.S. dollar American currency, high international prices and freight costs.

         Due to the higher capacity utilization rates in the North American mills (all working at over 95% of capacity) and the reduction of scrap prices in that region, the Company estimates that its costs may also fall, on account of factors such as lower yield loss costs.

         The outlook for the Company's South American operations is also positive. In Uruguay estimates for the economy are being revised with positive GDP growth forecasts for 2004. In Chile, the most stable country in the region where Gerdau operates, GDP is expected to grow, resulting in increasing demand for steel products.

E. OFF-BALANCE SHEET ARRANGEMENTS

         The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

         As detailed in Note 25 to the consolidated financial statements (Item
19), Gerdau has guaranteed 51.82% of the debt of Dona Francisca Energetica S.A., a non-public corporation which owns and operates a hydroelectric power plant, known as Usina Hidroeletrica Dona Francisca, amounting to R$ 103.452 million (equivalent to $ 35.806 million at the year-end exchange rate). The percentage of this guarantee corresponds to Gerdau's 51.82% stake in Dona Francisca Energetica, corresponding to the extent to which the Company has issued guarantees to the creditors. There is no indication to date that this guarantee will be executed by lenders, which would occur in the event of default by Dona Francisca Energetica S.A. In addition, the Company has issued guarantees to Banco Gerdau S.A. for $ 13.891 million relating to loans by Banco Gerdau S.A. to the Company's customers which were used to purchase the Company's products.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS


----------------------------------------------------------------------------------------------------------------------
            CONTRACTUAL OBLIGATIONS                                     PAYMENTS DUE BY PERIOD

------------------------------------------------  --------------------------------------------------------------------
                                                     TOTAL       LESS THAN     1-3 YEARS     3-5 YEARS     MORE THAN
                                                                  1 YEAR                                    5 YEARS
------------------------------------------------  ------------  ------------  ------------  ------------   -----------

Long-Term Debt Obligations including Debentures     1,607,807         319,958       328,127       329,422       630,300
Operating Lease Obligations                            66,449         9,248        13,914         9,764        33,523
                                                  ------------  ------------  ------------  ------------   -----------
Total

                                                    1,674,256       329,206       342,041       339,186       663,823
                                                  ============  ============  ============  ============   ===========

-------------------------------------------------------------------------------------------------------------------------


         Purchase obligations correspond to payments that the Company has undertaken to make as result of the following transactions: (a) its acquisition of Margusa - Maranhao Gusa S.A., for which it undertook to pay a total consideration of $ 18,000, that was subsequently reduced to $ 16,163, following adjustments for due diligence, with $ 13,929 of this amount remaining unpaid as of December 31, 2003, and (b) its acquisition of certain real estate and mining rights located in Miguel Bournier, Varzea do Lopes and Gongo Soco in the state of Minas Gerais, Brazil, for which it undertook to pay a total consideration of $ 30,000, of which $ 22,500 remained unpaid as of December 31, 2003.

G. SAFE HARBOR

         See "Cautionary Statement with Respect to Forward-Looking Statements".

H. CRITICAL ACCOUNTING POLICIES

         Critical accounting policies are those that are both (1) important to the portrayal of the financial condition and results of the Company and (2) require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In connection with the preparation of the financial statements included in this annual report, the Company's management has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by management in the ordinary course of business, the portrayal of the financial condition and results of operation often requires it to make judgments regarding the effects of inherently uncertain matters on the carrying value of the Company's assets and liabilities. Actual results may differ from those estimated using different variables, assumptions or conditions. In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy, described as follows:

         o    revenue recognition and allowance for doubtful accounts;
         o    deferred income taxes;
         o    pension and post-retirement benefits;
         o    environmental liabilities; and
         o    derivative financial instruments

         The consolidated financial statements presented in this annual report were prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements included in this annual report necessarily involves certain assumptions derived from historical experience and various other factors deemed reasonable and relevant. Although management reviews these estimates and assumptions in the ordinary course of business, the portrayal of the financial condition and results of operation of the Company often requires it to make judgments regarding the effects on the financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claim trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. If the financial condition of customers deteriorates, resulting in losses or the impairment of their ability to make payments, additional allowances may be required.

DEFERRED INCOME TAXES

         The liability method of accounting for income taxes is used for deferred income taxes generated by temporary differences between the book value of assets and liabilities and their respective tax values. Deferred income tax assets and liabilities are measured using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. A valuation allowance is recorded to the extent that the recoverability of the future income tax assets is considered more likely than not. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to make provisions for devaluation, as well as the amount of the same.

PENSION AND POST-RETIREMENT BENEFITS

         The Company accrues its obligations relating to employee benefit plans and their related costs, net of plan assets, adopting the following policies:

         o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated for service and management's best estimate of expected investment performance for funded plans, growth in salaries, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is an estimate of the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of obligations
         o    Pension assets are valued at fair market value
         o Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment
         o The net actuarial gain or loss that exceeds 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees
         o A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits, several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, future increases in health-care costs and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

ENVIRONMENTAL LIABILITIES

         The Company has made provisions for potential environmental liabilities based on the best estimates of potential clean-up and compensation estimates for known environmental sites. The Company employs a staff of environmental experts to manage all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, with changes in facts and circumstances possibly resulting in material changes in environmental provisions.

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company applies SFAS No. 33, "Accounting for Derivative Instruments and Hedging Activities" as amended and interpreted.

Derivative financial instruments include cross-currency interest rate swaps entered into by the companies operating in Brazil mainly for swapping fixed-rate debt denominated or indexed in U.S. dollars into variable rate debt in reais. These swaps are recognized on the balance sheet at fair value and adjustments to fair value are recorded through income. Such cross-currency interest rate swaps are not traded derivatives and have been agreed with various financial institutions in Brazil. The Company values such instruments considering quotations obtained from market participants and following an internally developed methodology that considers the forward rate of exchange of the real against the U.S. dollar and interest rates in Brazilian reais prevailing on the date of measurement. The Company understands that quotations obtained are reasonable when compared with information on similar financial instruments traded on the Sao Paulo Futures and Commodities Exchange (BM&F), that the internally developed valuation methodology is consistent with methodologies used by other participants in the swap market in Brazil and that its results reasonably reflect the amount that would be paid or received to settle the swap on the valuation date. Intense volatility in the foreign exchange and interest rate markets in Brazil observed during 2003 has nevertheless caused significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of such cross-currency interest rate swaps over similarly short periods of time. The fair value recognized in our financial statements may not, therefore, necessarily represent the amount of cash that the Company would receive or pay, as per the case, if it settled the transaction on December 31, 2003. As of December 31, 2003 the unrealized gain on cross-currency interest rate swaps amounted to $ 9.685 million and the unrealized loss to $ 40.938 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         The following is a brief biography of each of the Company Directors and Executive Officers:

JORGE GERDAU JOHANNPETER (68) has been working for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983 he became Chairman of the Board of Directors and President of the Company. Since 2002, after the implementation of the new Corporate Governance structure, he also became the President of the Gerdau Executive Committee. He holds a degree in Law from the Federal University of Rio Grande do Sul.

GERMANO HUGO GERDAU JOHANNPETER (72) has been working for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new Corporate Governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Business Administration from the Getulio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (69) has been working for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new Corporate Governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (62) has been working for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

ANDRE PINHEIRO DE LARA RESENDE (53) was elected Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a masters degree from the Postgraduate School of Economics of the Getulio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. Andre Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian Development Bank (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil's Chief Foreign Debt Negotiator, Executive President of Companhia Siderurgica Tubarao (CST), Executive Vice President and member of the Board of Unibanco - Uniao de Bancos Brasileiros S.A., Director of Brasil Warrant Administracao de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (65) was elected Independent Board Member in 2002. He holds a degree in Economics from the University of Sao Paulo and a PhD in Economics from the same University. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the Sao Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (58) was elected Independent Board Member in 2002. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro and a degree in Business Administration from the State University of Rio de Janeiro. Oscar de Paula Bernardes Neto is the owner and director of LID - Latin America Internet Development Group and a member of the consultive board of Telesystem International Wireless (TIW) in Brazil. He is also member of the boards of Bunge Alimentos, Seara and Serrana, all companies of the Bunge Group, and board member of RBS (media network), CheckForte, Satipel and Alcoa in Brasil, and Delphi Corp. in the United States.

CARLOS JOAO PETRY (63) has been working for the Gerdau Group since 1965. He became an executive officer in 1974 and was appointed to the Board of Directors in 1983. Under the new Corporate Governance structure he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Philosophy from the Federal University of Rio Grande do Sul.

ANDRE BIER JOHANNPETER (41) has been working for the Gerdau Group since 1980. He was recently given the position of Executive Vice President of the Gerdau Executive Committee, and is responsible for its North American operations and Information Technology processes. He holds a degree in Business Administration from the Pontifical Catholic University of Rio Grande do Sul.

CLAUDIO JOHANNPETER (41) joined the Company in 1982. He became Executive Officer in 1997, and is currently an Executive Vice President of the Gerdau Executive Committee, responsible for the Ouro Branco mill and specialty steel, as well as for industrial processes in Brazil and abroad. He was awarded a degree in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1990.

OSVALDO BURGOS SCHIRMER (54) joined the Company in 1986 and was named Financial Executive Officer in 1987. He has also been responsible for Gerdau Bank (Banco Gerdau) since 1994 and was recently promoted to the position of Executive Vice President of the Gerdau Executive Committee, while retaining the positions of CFO and Investor Relations Director of Gerdau S.A. He is also responsible for the South American operations of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He has also held a position as a director at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

DOMINGOS SOMMA (60) joined the Company in 1980 and became an Executive Officer in 1988. He is currently the Executive Vice President of the Gerdau Executive Committee, responsible for the Group's Brazilian Long Steel operations. He graduated in Economics from Mackenzie University in 1968.

EXPEDITO LUZ (52) has been working for Gerdau since 1976 and, in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new Corporate Governance structure he is now Secretary-General of the Board of Directors and the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and holds a Masters Degree in Law from the Columbia Law School in New York, in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (59) joined the Company in 1972. In 2002 he was appointed Executive Vice President of the Gerdau Executive Committee. In 2003 he was transferred to North America as Vice President of North Eastern Steel Operations. He holds a degree in Metallurgical Engineering.

FRANCESCO SAVERIO MERLINI (62) joined the Company in 1977 and became an Executive Officer in 1998. He graduated in Electromechanical Engineering from the Cuyo National University of Argentina in 1970.

ELIAS PEDRO VIEIRA MANNA (49) joined the Company in 1988 and became an Executive Officer in 2000. He graduated in Operational Mechanical Engineering, Mechanical Engineering and Civil Engineering, from the Pontifical Catholic University of Rio Grande do Sul in 1977, 1981 and 1982 respectively. He also received a Masters degree in Materials Engineering from the Federal University of Santa Catarina in 1982.

FAMILY RELATIONSHIP

         Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. Andre Bier Johannpeter is Jorge Gerdau Johannpeter's son and Claudio Johannpeter is Klaus Gerdau Johannpeter's son.

ARRANGEMENTS

         Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties regarding the election of its managers. There are no pending legal proceedings to which any Board Member or Executive Officer of the Company is a party against to the Company.

B. COMPENSATION

         The employees' compensation system is based on two variables: a fixed salary and a variable portion linked to specific targets.

         The fixed portion of the compensation is constantly monitored and compared to market benchmarks in order to maintain parity with the best market practices as adopted by other companies. The variable portion of the compensation package incorporates the accomplishment of short and long term goals. These are measured against clearly specified standards that are intended to motivate individuals and teams.

         The Human Resources policy consists of the acknowledgement and the recognition of co-workers as strategic for the business. An example of this policy is the participative program which, during 2003, implemented 1,369 development projects, supported by 3,996 staff in 1,001 working groups. These projects secured important savings for the Company which duly compensated its workers.

         In order to track the managerial skills of its executives, the Company conducts evaluations based on several different methodologies, including the `360 degree evaluation'. These evaluations aim to identify the degree of alignment of executives with the Company's strategies and business management and monitor individual development.

         In 2003, Gerdau S.A. paid a total of $ 19.8 million to its executive officers in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau S.A., on the basis of realized EBTDA (as defined for purposes of computation of variable remuneration) versus planned EBTDA (as defined for purposes of computation of variable remuneration), on the performance of the unit to which the executive is related, and on personal performance. Each of these factors corresponds to one third of the variable remuneration.

        The Company and other related companies in the Group co-sponsor pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Gerdau Acominas since its consolidation. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries ("Gerdau Plan") and a plan for employees of the former Acominas and its subsidiaries ("Gerdau Acominas Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Theal Company's Canadian and American subsidiaries, including Gerdau Ameristeel, also sponsor defined benefit plans (the "North American Plans") that cover the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

          Gerdau's contributions to the Gerdau Plan during 2003 amounted to $
13.4 million (Basic income program) and an additional $ 38.1 million to the supplementary fund. This sum refers only to that portion of contributions for executives who do not currently receive retirement benefits form the Company. These benefits are in no way different from those offered to the other employees of the Company.

         On April 30th, 2003, the Gerdau S.A. shareholders approved a new compensation program for executives with strategic positions within the Company, the Long term Incentive Program. This new compensation consists of call options on the Company's preferred shares, granted on a yearly basis, representing 20% of the annual base salary of each executive. This program aims to attract and secure the long-term commitment of executives by allowing these to share in the growth of the Company, thereby enhancing the feeling of partnership in the business. (See Item 10.B - "Memorandum and Articles of Association")

         On the same date the shareholders' meeting authorized the granting by the Management, as of January 1, 2003, of 683,936 options at an exercise price of R$ 23.88 per share, of which 280,785 for the regular program with a five-year
(5) mandatory vesting period and, exceptionally in the first year, 403,151 additional options with a (3) three-year mandatory vesting period. As part of this compensation program, on November 17, the Board of Directors authorized the acquisition of Company shares to be held in treasury for future resale or cancellation. 786,600 shares (345,000 through December 2003) were bought at an average price of R$ 55.93 per share for eventual use in the Long Term Compensation Program mentioned above. In February 2004, the Board authorized the granting of 173,556 options at a price of R$ 61.00 as part of the regular program, with a five-year (5) mandatory vesting period.

         Considering the stock bonus of 1 share for each share held, which was approved by the General Shareholders' meeting held on April 29, 2004, the number of options granted was modified to (i) 1,367,872 options at an exercise price of R$ 11.94, relating to the grant of 2003, and (ii) 347,112 options at an exercise price of R$ 30.50, relating to the grant of 2004. The April 29 meeting also changed the conditions of the "Long Term Incentive Plan", authorizing the granting to directors or executive officers, when elected for the first time, of a three-year (3) mandatory vesting period option in addition to the regular program option. Additional information on the Long Term Incentive Program is available in the Exhibits listed in the end of this Form.

C. BOARD PRACTICES

         Gerdau announced its new corporate governance structure on July 8, 2002 aimed at broadening the Group's management skills, meeting the demands resulting from growth and greater global competitiveness, guaranteeing the succession process without losing accumulated experience, and increasing disclosure to shareholders and capital markets. The General Shareholders' Meeting, held on July 26, 2002, approved the changes in the Company's By-Laws to formalize its new corporate governance structure.

         With a view to building on its relationship with the market and keeping up with the best practices in corporate governance, the Gerdau Executive Committee is now responsible for coordinating the activities of the executive officers and managing the Company's business. This major change in the Company's management structure provides an administrative link between the Board of Directors and the Company's business operations.

BOARD OF DIRECTORS: The Board of Directors is responsible for determining the broad direction of the Group's business, and may have up to ten members. Three independent members will participate in the Group's decision-making process.

CHAIRMAN
Jorge Gerdau Johannpeter

VICE CHAIRMEN
Germano Hugo Gerdau Johannpeter
Klaus Gerdau Johannpeter
Frederico Carlos Gerdau Johannpeter

INDEPENDENT MEMBERS
Andre Pinheiro de Lara Resende
Affonso Celso Pastore
Oscar de Paula Bernardes Neto

SECRETARY-GENERAL
Expedito Luz

COMPENSATION AND SUCCESSION COMMITTEE: With the new corporate governance structure introduced in 2002, Gerdau has established a Compensation and Succession Committee, which guides executive remuneration practices and consists of:

MEMBERS

Frederico Carlos Gerdau Johannpeter
Carlos Joao Petry
Affonso Celso Pastore
Oscar de Paula Bernardes Neto

SECRETARY

Joao Aparecido de Lima

GERDAU EXECUTIVE COMMITTEE: This body represents the link between the Board of Directors and the Group's operations. Its activities are divided into five business operations (BOs), defined by product line and/or geographical location:
BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Acominas (Ouro Branco mill), BO Gerdau Ameristeel and BO - South American operations. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional processes, in order to maximize results.

PRESIDENT
Jorge Gerdau Johannpeter

VICE PRESIDENTS
Frederico Carlos Gerdau Johannpeter
Carlos Joao Petry
Andre Bier Johannpeter
Claudio Johannpeter
Osvaldo Burgos Schirmer
Domingos Somma

SECRETARY-GENERAL
Expedito Luz

STRATEGY AND EXCELLENCE COMMITTEES: The Strategy Committee has been installed to provide strategic support to the Executive Committee, and consists of executives who contribute to the achievement of growing levels of operating performance. The committee analyzes the Group's current situation and growth opportunities, and defines its long-term business focus. The Excellence Committees provide support for functional processes, aiming at developing best management practices and encouraging the exchange of know-how among the Group's units.

PROCESSES: The Processes consist of Operational Processes and Support Processes. Operational Processes are those directly connected with the final results of the business, such as Marketing and Sales, Industrial Processes, Purchasing, Logistics and Transport and Scrap Purchasing. Support Processes are those which provide backup for the range of processes involved in running the business as a whole: Strategic Planning - Corporate and Operations, Corporate Communications and Community Relations, Human Resources and Organizational Development, Legal, Finance and Investor Relations, Holdings, Accounting and Auditing, Quality Management Systems and Information Technology.

BUSINESS OPERATIONS: The Business Operations are managed by executive officers under the coordination of the Gerdau Executive Committee and are structured as follows: BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Acominas (Ouro Branco mill), BO - Gerdau Ameristeel and BO South American operations.

         On November 28, 2003, the shareholders of Gerdau S.A. and Aco Minas Gerais S.A. - Acominas approved the integration of the operating assets of both companies into a single company. This transaction consisted of the transfer of all steel operations and complementary assets of Gerdau S.A. in Brazil to Acominas and the change in name of the latter to Gerdau Acominas S.A. This new structure led to the transfer of most executive officers of Gerdau S.A. to Gerdau Acominas S.A., which since then has been the Gerdau Group's sole steel manufacturing company in Brazil.

BOARD OF AUDITORS

         Gerdau S.A. does not have an audit committee, but has elected a board of auditors (conselho fiscal) with the aims of improving its relationship with the capital markets and shareholders and complying with the Brazilian Corporate Law No. 6,404/76. This board exists to monitor and verify the actions of directors and their legal duties, to provide opinions and official statements on management's annual report, to provide opinions concerning the proposals of board members, to denounce errors or fraud, to call meetings whenever necessary and to analyze financial statements. The Gerdau S.A. board of auditors has three members, one of whom is elected by minority holders of the Company's common shares.

         The Board of Auditors elected at the Shareholder's Meeting of 2003 had the following members:

EFFECTIVE
Jose Antonio Cruz de Modena
Peter Wilm Rosenfeld
Jose Bernardo de Medeiros Neto
     (elected by minority shareholders)

SUBSTITUTES
Rudolfo Teodoro Tanscheit
Tranquilo Paravizi
Alfredo Tostes Bello da Silva
   (elected by minority shareholders)

         Members of the Board of Auditors are elected at the ordinary shareholders' meeting for one-year terms, and may be re-elected. In accordance with the Brazilian Corporate Law, the board of auditors may, at the request of any of its members, ask independent auditors to provide explanations or information and investigate specific facts.

         All members of the Board of Directors and the Gerdau Executive Committee, as well as the executive officers, are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the General Meeting of Shareholders while members of the Gerdau Executive Committee and executive officers are elected at meetings of the Board of Directors.

D. EMPLOYEES

         The following table presents information on the geographical distribution of Gerdau's employees:

-------------------------------------------------------------------
DIRECT                   BRAZIL            ABROAD            TOTAL
-------------------------------------------------------------------
1998                      8,639             1,172            9,811
1999                      8,495             3,361           11,856
2000                      8,436             3,654           12,090
2001                      8,631             3,565           12,196
2002                     12,978             5,048           18,026
2003                     14,263             5,334           19,597
-------------------------------------------------------------------

-------------------------------------------------------------------
OUTSOURCED*              BRAZIL            ABROAD            TOTAL
-------------------------------------------------------------------
2003                      8,609               243            8,852
-------------------------------------------------------------------
         * `Outsourced employees' refers to individuals hired by other companies to develop or exercise activities that are not the core business of the Company.

         As of December 31, 2003, the Company had 19,597 employees in its industrial units excluding the two joint ventures, Sipar and Gallatin Steel. Of this total, 73% are based in Brazil and the remainder in units in South and North America, which have 472 and 4,862 employees, respectively. The number of employees in Brazil grew considerably in 2002 due to the full consolidation of the Acominas plant. In North America, the number of employees increased in 2002 as a result of the incorporation of employees of the former Co-Steel into Gerdau Ameristeel Corp.

         As unions in Brazil are organized on a regional rather than a national basis, the Company has no nationally applicable agreements with its workers. Gerdau believes that its employee pay and benefit structure is comparable to general market rates. Gerdau also provides its employees with fringe benefits such as health and child care.

         Gerdau Acominas seeks to maintain good working conditions at its plants and as a consequence has what it believes to be a comparatively low employee turnover rate. Due to a strong emphasis on employee training, the Company attempts to manage any necessary production curtailments through the timing of vacations, rather than workforce reductions.

         Gerdau Ameristeel Corp. has been and continues to be proactive in establishing and maintaining a climate of good employee relations. Ongoing initiatives include organizational development skills training, team-building programs, opportunities for participation in employee involvement teams, and an `open book' system of management. Gerdau Ameristeel Corp. believes that a high level of employee involvement is a key factor in the success of its operations. Compensation programs are designed to bring the financial interests of employees into line with those of Gerdau Ameristeel's shareholders.

         Gerdau Ameristeel currently has 4,862 employees. Of this total, approximately 1,000 are represented by unions in a number of collective bargaining agreements. Agreements with the mill employees expire on various dates, beginning in February 2004. The first negotiation of contracts was successfully completed at the Whitby, Ontario facility in Canada, and should form the basis for subsequent negotiations with the remaining mills (two in Canada and two in the United States).

E. SHARE OWNERSHIP

         The following chart indicates the individual holdings of Preferred and Common shares of Gerdau S.A. by each director and executive officer, as of December 31, 2003. None of the directors or executive officers indicated below own more than 1% or more of the company's capital for each class of share.


------------------------------------------------------------------------------------------------------
             SHAREHOLDER                    COMMON SHARES          %     PREFERRED SHARES       %
------------------------------------------------------------------------------------------------------
Jorge G. Johannpeter *                                       57   0.00%               2,295     0.00%
Frederico C. G. Johannpeter *                                58   0.00%               7,073     0.01%
Germano G. Johannpeter *                                     95   0.00%              44,737     0.05%
Klaus G. Johannpeter *                                      111   0.00%                 369     0.00%
Affonso Celso Pastore                                         -   0.00%                   1     0.00%
Oscar de Paula Bernardes Neto                                 -   0.00%               1,810     0.00%



Andre Lara Resende                                            -   0.00%                   1     0.00%
Carlos Joao Petry                                           409   0.00%                   -     0.00%
Paulo F. B. Vasconcellos                                      4   0.00%                 355     0.00%
Domingos Somma                                               31   0.00%               2,431     0.00%
Osvaldo B. Schirmer                                           -   0.00%               8,008     0.01%
Expedito Luz                                                  -   0.00%                  78     0.00%
Elias Pedro V. Manna                                          -   0.00%                  78     0.00%
Claudio Johannpeter                                       3,510   0.01%              31,894     0.03%
Andre Bier Johannpeter                                    3,622   0.01%              13,697     0.01%
Francesco Saverio Merlini                                     -   0.00%                  78     0.00%
------------------------------------------------------------------------------------------------------
TOTAL                                                     7,897   0.02%             112,905     0.11%
------------------------------------------------------------------------------------------------------


* The Gerdau family controls Metalurgica Gerdau S.A. through the holding companies, Indac - Industria, Administracao e Comercio S.A., Grupo Gerdau Empreendimentos Ltda. and Gersul Empreendimentos Imobiliarios Ltda., holding, collectively, 68.83% of the voting capital and 22.95% of the total capital of Metalurgica Gerdau S.A.. Individually, Indac - Industria, Administracao e Comercio S.A. holds 29.33% of the voting capital and 9.78% of the total capital of Metalurgica Gerdau S.A., Grupo Gerdau Empreendimentos Ltda. holds 25.57% of the voting capital and 8.53% of the total capital of Metalurgica Gerdau S.A., and Gersul Empreendimentos Imobiliarios Ltda. holds 13.93% of the voting capital and 4.64% of the total capital of Metalurgica Gerdau S.A..

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of December 31, 2003, the Company had 51,468,224 Common Shares and 96,885,787 Preferred Shares outstanding. Of the two kinds of share traded in the market, only the Common Shares carry voting rights. Under the terms of the Company's By-Laws, however, specific rights are assured to the non-voting Preferred Shares. See the By-Laws of Gerdau S.A. in the exhibits in the end of this form.

         The table below presents certain information as of December 31, 2003, regarding (i) any person known to the Company as the owner of more than 5% of the company's outstanding Common Shares, (ii) any person known to the Company as the owner of more than 5% of the company's outstanding Preferred Shares and
(iii) the total amount of the Company's Common Shares and Preferred Shares owned by the Board of Directors and executive officers of the Company as a group.


-----------------------------------------------------------------------------------------------------------
SHAREHOLDER                                             COMMON SHARES        % PREFERRED SHARES          %
-----------------------------------------------------------------------------------------------------------
Metalurgica Gerdau S.A.                                    42,897,208    83.35         22,509,988    23.23
BNDES Participacoes S.A. - BNDESPAR                         3,801,058     7.39          1,971,391     2.03
Santa Felicidade Com. Imp. Exp. Prod. Sid. Ltda. *          1,218,034     2.37          4,913,618     5.07
Gersul Empreendimentos Imobiliarios S.A. *                    971,379     1.89                  -        -
Grupo Gerdau Empreendimentos Ltda. *                          712,148     1.38             12,261     0.01
Members of the Board of Directors and Executive
Officers as a group (16 members)                                7,897     0.02            112,905     0.12
* Controlled by or affiliated with Metalurgica Gerdau S.A.

         Metalurgica Gerdau S.A. and its subsidiaries hold 90.78% of the voting capital of Gerdau S.A. and thus have the ability to control the Company's Board of Directors as well as its management and operations.

B. RELATED-PARTY TRANSACTIONS

         Transactions of the Company with related parties consist of (i) loans and (ii) commercial operations with subsidiaries and related parties.

        (i) Gerdau S.A. maintains loans with some of its subsidiaries and other affiliates by means of loan contracts, which are repaid under conditions similar to those prevailing in the open market. Contracts between related parties and subsidiaries in Brazil incur interest at the average market rate Contracts with the Group's foreign companies incur interest at LIBOR + 3%/year and are subject to indexation based on variations in the exchange rate.

        (ii) Commercial operations between Gerdau S.A. and its subsidiaries or related parties basically consist of transactions involving the purchase and sale of inputs and products. These transactions are carried out under the same conditions and terms as those of transactions with non-related third parties. The commercial operations also include payments for the use of the Gerdau brand and payments relating to loan guarantees.

On April 16th, 2004, Gerdau Ameristeel sold 26,800,000 common shares to its majority shareholder, Gerdau S.A. at a price of Cdn$ 4.90 per share, the closing price of the Company's common shares on the Toronto Stock Exchange on March 31, 2004. As a result of the transaction, Gerdau increased its stake in Gerdau Ameristeel from 68.6% to 72.3%.

         Gerdau Ameristeel intends to use the total net proceeds of approximately US$100 million for general corporate purposes, which may include funding capital equipment or working capital and repayment of debt.

C. INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Company's financial statements are included in Item 18.

LEGAL PROCEEDINGS

         Like other Brazilian company's, Gerdau S.A. is a party to claims with respect to tax, labor and civil law, most of them arising in the regular course of business. Management believes, based in part on advice from legal counsel, that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position as of December 31, 2003. The most significant legal and administrative disputes (involving amounts exceeding $ 5 million) are detailed below. For further information on the reserve for contingencies, see the notes to the financial statements.

All figures presented in this analysis are stated in thousands of U.S. dollars.

 I) TAX CONTINGENCIES

Part of the total balance of the contingency reserve refers to tax claims. The most significant contingent liabilities accounted for are as follows:

        o The Company recognized in its contingency reserve, as of December 31, 2003, a provision of $ 17,464 relating to `compulsory loans' that all consumers are obliged to make to Eletrobras ("Emprestimo Compulsorio Eletrobras sobre Energia Eletrica"), the government-owned energy company. The Company has, along with other electricity consumers, challenged the constitutionality of these loans.

              In March 1995, the Supreme Court ruled against the interests of the consumers. Some of the Company's cases are still awaiting a ruling in the Higher Courts, but the outcome can be predicted in the light of previous decisions. The Company has established a provision relating to these `compulsory loans', since: (i) even though the payment to Eletrobras was in the form of a loan, the Company will be repaid in Eletrobras shares, and (ii) the conversion to Eletrobras shares will be based on their book value.
              (iii) based on currently available information, the market value of Eletrobras shares is well below their book value.

        o The Company has made a contingent provision relating to the Social Contribution on Income (Contribuicao Social Sobre o Lucro). The balance of the provision, which amounts to $ 14,106, refers to (i) a claim for $ 10,958 relating to social contribution compensated in excess of the 30% limit on the reduction of net earnings by the subsidiary Gerdau Acominas S.A, a matter that is currently in progress with the Regional Federal Court for the 1st Region, for which the Company has made judicial deposits for the total amount of the claim, and (ii) law suits challenging the constitutionality of the contributions collected in 1989, 1990 and 1992. Some of these claims are still awaiting judgment, with the majority in Higher Courts.

        o Of the total balance of the contingency reserve, $35,004 relates to corporate income tax (Imposto de Renda de Pessoa Juridica) ("IRPJ").With regard to this issue, the Company has made a judicial deposit of $27,996, corresponding to the portion that subsidiary Gerdau Acominas will be required to pay in IRPJ after compensating tax losses, without observing the limit for using tax losses of 30% of net income.

        o The Company has made a contingent provision for social security contributions (INSS), amounting to $6,013. These claims refer mainly to the abrogation of liabilities, and are under review in the First Federal Court of Rio de Janeiro. Its subsidiary, Gerdau Acominas, has also filed other suits that challenge the INSS' decision to charge social security contributions on profit sharing payments, as well as services provided by work cooperatives. The Company has nevertheless made judicial deposits that substantially cover the whole of the contingent liability.

        o The Company has challenged the constitutionality of charging a total of $ 5,511, relating to the Emergency Capacity Charge (Encargo de Capacidade Emergencial - ECE) and the Extraordinary Tariff Readjustment (Recomposicao Tarifaria Extraordinaria - RTE), which represent tariffs charged for supplying energy to the Company's industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System, as described in the Federal Constitution. The claims are currently under review in the Lower Federal Courts of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, Rio Grande do Sul, as well as in the Regional Federal Courts of the 1st and 2nd Regions. The Company has made escrow deposits equivalent to the total amount of these claims.

        o Judicial deposits, which represent restricted assets of the Company, refer to amounts held in judicial escrow accounts until the final decision of the corresponding legal issues. As of December 31, 2003, the balance of such deposits stood at $ 62,140.

Other contingent liabilities with only a small possibility of loss, involve great uncertainty regarding their applicability, and are thus not recognized among contingent provisions. These include:

        o Law suits filed by the State Government of Minas Gerais to collect presumed value added tax (ICMS) credits, based mainly on sales by exporting companies, with claims amounting to $ 10,788. Management understands that this tax is not applicable, since sales of products for export purposes are exempt from value added tax. The Company thus has not recognized any provision related to these issues.

        o The Company and its subsidiary, Gerdau Acominas S.A. are defendants in tax claims filed by the State Government of Minas Gerais for value added (ICMS) tax credits on exports of industrialized semi-finished products. The total amount of this contingency is $ 59,139. The Company has not made a provision for such claims, as its management believes that this tax is not applicable, since its products do not fit the definition of industrialized semi-finished products, as established in federal law, so that these are not subject to value added tax.

        o The Federal Revenue Service has submitted claims for $ 18,954, relating to operations of the Company's subsidiary, Gerdau Acominas S.A. under the drawback concession act issued by DECEX, the Department of Foreign Trade. The Federal Revenue Service understands that this concession is not in accordance with the law. Gerdau Acominas is awaiting judgment of its previous administrative defense, which claims that the operation is legal. Since the tax credit has not yet been definitely constituted, and considering that the operation that generated the demand fits the requirements of concession and also, that the concession was sustained after analysis by the competent administrative authority, the Company believes that it faces only a remote chance of losing this case and has not, therefore, provisioned for this contingent liability.

Management believes that it may be able to realize certain contingent assets. Contingent but unprovisioned tax assets include:

        o $ 9,200 relating to an ordinary action against the State Government of Rio de Janeiro, for breaching the "Mutual Contract of Periodic Execution in Cash", a tax incentive program signed as part of the Special Industrial Development Program - PRODI, which established payments to be made by the State Government of Rio de Janeiro to the Company. Due to the insolvency of the State Government of Rio de Janeiro, as well as the lack of implementation by it of Constitutional

              Amendment 30/00, which granted the state government a 10 year moratorium for payment of non-food judicial debts (precatorios nao-alimentares), there is no expectation that this credit will be realized in 2004.

        o The Company and its subsidiaries are plaintiffs in many ordinary actions challenging changes in the basis for calculating PIS defined by Complementary Law No. 7/70, and based on the unconstitutionality rulings on Decrees Nos. 2,445/88 and 2,449/88, expect to recover tax credits relating to the payment of the difference. Management believes the total amount of tax credits claimed to be $ 37,718.

        o Based on previous court decisions on preliminary judgments, the Company and its subsidiary Gerdau Acominas S.A. expect to recover IPI tax credits. Gerdau S.A. has filed administrative requests for reimbursement, and is awaiting judgment of these requests. In the case of subsidiary, Gerdau Acominas S.A., the claim has been filed in court, where an unfavorable ruling was given, with the company currently awaiting an appeal, estimating that the amount reimbursable is $ 136,371.

II) LABOR CONTINGENCIES

         The Company is also a party to a number of lawsuits by ex-employees. As of December 31, 2003, the Company had made provisions of $10,248 relating to such lawsuits. None of these individual actions entail significant amounts, and disputes mainly involve claims of overtime, health and danger bonuses. As of December 31, 2003, balances of escrow deposits relating to labor contingencies, amounted to $3,546.

III) CIVIL CONTINGENCIES

The Company is involved in a number of lawsuits with only a remote likelihood of loss, and great uncertainty with regard to their applicability, for which it has not, therefore, made contingency provisions. These include:

        o Antitrust proceedings pending against Gerdau S.A, relating to a complaint brought by two construction unions in Sao Paulo which alleging that Gerdau S.A. and other Brazilian long steel producers in Brazil were dividing clients among themselves and thus violating antitrust laws. Following investigations conducted by the Department of Economic Rights (Secretaria de Direito Economico) "(SDE)" and based on a number of public hearings, the Department decided that a cartel existed. This conclusion was also supported by a previous ruling by the Department of Economic Monitoring (Secretaria de Acompanhamento Economico) "(SEAE)". The case will now proceed to its final stage at the Administrative Council for Economic Defence (Conselho Administrativo de Defesa Economica) "(CADE)", the Treasury Department agency responsible for ruling on competition issues, which will decide the case.

              The Company denies any anticompetitive conduct and its directors believe, on the basis of available information, including the opinion of its legal counsel, that the administrative case has so far displayed many irregularities, some of which are inadmissible.

              For example, the SDE investigations did not follow the due process of law with representatives of the Department advising some witnesses in the case. The SDE also issued its ruling before Gerdau S.A. was able to respond to final allegations, indicating partiality on the SDE's part. The same considerations apply to the ruling by the SEAE, which does not consider the economic aspects of the case and is based solely on statements by witnesses.

              These irregularities, which do not respect the relevant terms of the constitution, will undoubtedly affect an administrative decision based on the conclusions presented so far by antitrust authorities. Gerdau S.A. has identified and opposed all of these irregularities and will continue to reject the allegations against itself, as well as the irregular procedures of the administrative process, believing that it will ultimately be successful, if not in the administrative case, then possibly in a court of law.

              The Company has thus made no provisions in this case. According to applicable Brazilian law, the Company may be fined up to 30% of gross sales revenue of previous fiscal years and, if the personal responsibility of an executive can be proven, such an individual could be fined between 10-50% of the fine applied to the Company. There is no precedent within Brazil for fines of more than 4% of gross sales revenues. In a similar case involving plain steel companies, the fines were approximately equal to 1% of gross sales revenues.

        o A claim against Gerdau Acominas S.A., relating to the rescinding of a contract for the supply of slag and indemnification for losses. As of December 31, 2003, this claim amounted to approximately $12,460.

              Gerdau Acominas S.A. has contested all claims and filed a counterclaim requesting that the plaintiff rescinds the contract and indemnifies it for breach of the same contract.

              The court ruled that the contract be rescinded, since the request was common to both parties, while denying the request for indemnification on grounds of reciprocal guilt.

              This ruling was sustained by the Jurisdictional Court of Minas Gerais, and is based on expert opinion and interpretation of the contract. The process is currently under appeal in the Superior Court of Justice.

              Gerdau Acominas S.A. expects that there is only a remote possibility of loss, since it is unlikely that the previous ruling will be changed.

        o A civil action filed by the insurer, Sul America Cia Nacional de Seguros against Gerdau Acominas S.A. and the New York branch of Westdeutsche Landesbank Girozentrale (WestLB), regarding the payment into escrow of $ 11,900, to settle the indemnity owed by the insurance company for an insurable event. Sul America alleges that it has no certainty as to whom it should pay. The Bank has challenged this allegation, claiming that it has no rights to the amount deposited, as well as by the Company, which alleges that the amount owed by Sul America is higher than the amount deposited. The case is currently in its initial phase. The Company's expectation, based on the opinion of its legal counsel, is that it stands only a remote chance of losing the case and that the court will rule that the amount of the indemnity claimed by the Insurance Company is not the correct one.

              This law suit relates to the accident of March 23, 2002, in the regenerators of the blast furnace plant of Presidente Arthur Bernardes mill, which caused the shutdown of various activities, material damages to the mill's equipment and financial losses. The equipment, as well as the consequent losses, were covered by insurance policy. A report on the event, as well as a loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance payment of $ 21,460, in 2002.

NO MATERIAL EFFECT

         Management believes that the probability of losses as a consequence of other contingencies is remote, and that were these to arise, they would not have a materially adverse effect on the consolidated financial position of the Company.

DIVIDEND DISTRIBUTION POLICY

         Brazilian Corporate Law generally requires the By-Laws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends.

The law requires a minimum payout of 25% of adjusted net income. Under the Company's By-Laws, this percentage has been fixed at no less than 30% of the adjusted net income for distribution for each fiscal year (See Item 10.A - "Dividend Policy").

         Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after tax income for the same period, after the allocation of income to the legal reserve and to other reserves ("Adjusted Net Income"). In order to convert the dividends paid by the Company from reais into dollars, the Custodian will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with Brazilian Corporate Law for each fiscal year until such reserve reaches an amount equal to 20% of the company's paid-in capital. On December 31, 2003, in accordance with Brazilian GAAP, Gerdau S.A.'s legal reserve amounted to R$ 184.4 million ($ 63.8 million, using the year-end exchange rate) or 10.6% of total paid-in capital of R$ 1,735.7 million ($ 600.7 million, using the year-end exchange rate).

         According to Law No. 9,457, holders of preferred shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on common shares, unless one of three exceptions described in the Law holds. Gerdau S.A.'s executive directors presented a proposal at the 2002 shareholders' meeting, to grant both Common Shares and Preferred Shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only required that such rights be granted to the minority holders of Common Shares (and only for 80% of the consideration paid to the controlling shareholders).

         Under the recent amendments to the Brazilian Corporate Law, by extending the tag along right to minority shareholders the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company's By-Laws to provide for the tag-along as described above, the Company pays the stated minimum dividend of 30% of Adjusted Net Profit to all shareholders, and no premium to preferred shareholders. As a result, dividends on net income paid from January 1, 2002 onwards were not subject to the requirement to pay holders of Preferred Shares least 10% more than holders of Common Shares.

         As a general requirement, shareholders who are non-resident in Brazil must have their Brazilian company investment registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred Shares underlying the ADRs will be held in Brazil by the Custodian as agent for the Depositary. The holder of Preferred Shares will be the registered holder recorded in the Register of Preferred Shares.

         Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and deliver the same U.S. dollars to the Depositary for distribution to holders of ADRs. If the Custodian is unable to convert the Brazilian currency received as dividends into U.S. dollars immediately, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by any devaluation or depreciation of the Brazilian currency relative to the U.S. dollar that may occur before such dividends are converted and remitted. Dividends in lieu of the Preferred Shares paid to holders who are not resident in Brazil, including holders of ADRs, are not subject to Brazilian withholding tax.

         INTEREST ON STOCKHOLDERS' EQUITY

         Law No. 9,249, of December 1995, provides that a company may, at its sole discretion, pay interest on stockholders' equity in addition to or instead of dividends. A Brazilian corporation is entitled to pay its shareholders interest on stockholders' equity up to the limit of an amount computed as the TJLP (Long-Term Interest Rate) rate of return on its stockholders' equity or 50% of the net income for the fiscal year, whichever is the larger. The payment of interest as described here is subject to a 15% withholding income tax. See "Item 10 - Taxation"

         DIVIDEND POLICY

         The Company currently intends to pay dividends on its outstanding Preferred Shares at its mandatory distribution rates for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of the Company's financial condition. Although not required to do so by its By-Laws, the Company has paid dividends twice a year in the form of interest on stockholders' equity. As of March 31, 2003, the Board of Directors approved a new policy for paying dividends and interest on stockholders' equity on a quarterly basis.

         Since 1999, dividends have been paid to holders of the Company's Common Shares and Preferred Shares in reais and in U.S. dollars translated from reais at the commercial exchange rate on the date of payment. Relevant amounts are described in Item 3 - "Selected Financial Data".

B. SIGNIFICANT CHANGES

GERDAU ANNOUNCED THE SECOND TRANCHE OF ITS SECURED EXPORT NOTES PROGRAM

         On June 3, 2004, Gerdau Acominas S.A. placed the second U.S.$ 128 million tranche of its Export Receivables Notes program, with a final maturity of 8 years (April 2012) and a coupon of 7.321% per year. The notes have a quarterly amortization schedule starting in July 2006. The operation was concluded in parallel with a U.S. Treasury Lock derivative, yielding Gerdau an effective final cost of 6.798% per year. At the time of pricing (May 24, 2004), this represented a coupon 488 basis points below that of the Brazilian Sovereign bond of equivalent average maturity, and 292 basis points above the yield on the five-year U.S. Treasury bond, corresponding to the average duration of this tranche. The operation was granted a "BBB-" rating by Fitch, on the basis of receivables to be generated by sales of steel products of Gerdau Acominas.

DIRECTORS

         At the Board of Directors meeting on April 29, 2004, Dirceu Tarcisio Togni was elected executive officer of Gerdau S.A. He joined the Company in 1974 and became executive officer in 2002. Mr. Togni holds a degree in Mechanical Engineering.

STOCK BONUS

         In accordance with the proposal presented by the Board of Directors, a capital stock increase was approved on April 29, 2004 by the General, Ordinary and Extraordinary Meetings of Gerdau S.A. and will result in the issuance of new shares through the capitalization of reserves. Gerdau S.A.'s paid-in capital was increased from R$ 1,735,656,174.86 to R$ 3,471,312,349.01 through the incorporation of reserves and the issue of 1 (one) bonus share for each share existing on the date of the Shareholders' Meeting.

ACQUISITION OF POTTER FORM & TIE CO.

         On February 16, 2004, Gerdau S.A. announced that its North American subsidiary, Gerdau Ameristeel Corporation, had signed an agreement to acquire the assets of Potter Form & Tie Co., of Belvidere, Illinois. Potter has units in Belvidere, Urbana and Decatur (Illinois), Madison and Appleton (Wisconsin) and Eldridge (Iowa).

         Approved by the regulatory authorities, the operation was finalized by the end of March, 2004. Together with Gerdau Ameristeel's 16 rebar fabricating facilities, the purchase of Potter Form & Tie will provide experience in engineering, operations and sales processes, as well as geographical expansion into the heavily populated Midwest corridor.

GERDAU ACOMINAS' NEW WIRE ROD ROLLING MILL BEGAN OPERATIONS

         The new Gerdau Acominas rolling mill produced its first coils of wire rod. Located in Ouro Branco, in the state of Minas Gerais, the US$ 66 million rolling mill is the most modern wire rod production facility in the Americas, with annual production capacity of 550,000 metric tons. Wire rod is a raw material for the production of wire for civil construction, agriculture and general industry.

         The rolling mill uses modern technology to produce special quality wire rod, which has been produced since the first quarter of 2004 to meet the strong export demand.

ITEM 9.           THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

PRICE INFORMATION

         The following table presents high and low market prices in Brazilian reais for Gerdau S.A. Preferred Shares (GGBR4) on the Sao Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period.

CLOSING PRICES GGBR4 - ANNUAL BASIS
Adjusted for dividends


-------------------------------------------------------------------------------------------------------------------------
YEAR                                   BRAZILIAN REAIS PER SHARE                       US DOLLARS PER SHARE
-------------------------------------------------------------------------------------------------------------------------
                                   HIGH (R$)               LOW (R$)             HIGH (US$)              LOW (US$)

            1999                      7.15                   1.06                  3.91                   0.76
            2000                      8.46                   4.17                  4.72                   2.11
            2001                      7.57                   4.03                  3.67                   1.44
            2002                     12.49                   7.15                  4.73                   2.25
            2003                     30.17                  10.49                  10.44                  2.88
-------------------------------------------------------------------------------------------------------------------------
Source: Economatica


CLOSING PRICES GGBR4 - QUARTERLY BASIS
Adjusted for dividends
-------------------------------------------------------------------------------------------------------------------------
YEAR                                   BRAZILIAN REAIS PER SHARE                       US DOLLARS PER SHARE
-------------------------------------------------------------------------------------------------------------------------
                                   HIGH (R$)               LOW (R$)             HIGH (US$)              LOW (US$)
2002

1st Quarter                           9.85                   7.15                  4.20                   3.10
2nd Quarter                          11.32                   8.92                  4.73                   3.19
3rd Quarter                          11.57                   8.76                  3.83                   2.25
4th Quarter                          12.49                   8.76                  3.53                   2.34
2003

1st Quarter                          12.10                  10.49                  3.57                   2.88
2nd Quarter                          16.36                  10.68                  5.72                   3.26
3rd Quarter                          22.63                  15.11                  7.81                   5.12
4th Quarter                          30.17                  20.03                  10.44                  6.86
2004

1st Quarter                          34.17                  26.25                  12.00                  8.90
-------------------------------------------------------------------------------------------------------------------------
Source: Economatica


CLOSING PRICES GGBR4 - MONTHLY BASIS
Adjusted for dividends
-------------------------------------------------------------------------------------------------------------------------
YEAR                                   BRAZILIAN REAIS PER SHARE                       US DOLLARS PER SHARE
-------------------------------------------------------------------------------------------------------------------------
                                   HIGH (R$)               LOW (R$)             HIGH (US$)              LOW (US$)

2003

January                              12.10                  10.49                  3.57                   2.88
February                             12.07                  10.70                  3.37                   2.95
March                                12.10                  10.68                  3.44                   3.10
April                                13.31                  10.68                  4.61                   3.26
May                                  15.23                  12.87                  5.32                   4.41
June                                 16.36                  13.83                  5.72                   4.67
July                                 17.02                  15.12                  5.89                   5.34
August                               22.15                  15.76                  7.45                   5.13
September                            22.63                  18.73                  7.81                   6.38
October                              22.62                  20.08                  7.90                   6.92
November                             23.86                  20.03                  8.09                   6.86
December                             30.17                  23.64                  10.44                  8.03
2004
-------------------------------------------------------------------------------------------------------------------------
January                              34.17                  28.73                  11.99                  9.77
February                             30.96                  26.25                  10.66                  8.90
March                                33.73                  29.23                  11.71                 10.03
April                                35.28                  29.77                  12.21                 10.01
May                                  34.00                  25.25                  11.08                  8.08
-------------------------------------------------------------------------------------------------------------------------
Source: Economatica

         In the above tables, share prices have been retroactively adjusted for all periods to reflect: (a) a share split approved in 2000 of 2 shares for each share held, (b) a share bonus approved in April 2003 of 3 shares for each share held and (c) a reverse stock split approved in April 2004 of 1 share for 1,000 shares held.

         The following table presents high and low market prices for Gerdau S.A. ADRs as negotiated on the New York Stock Exchange (NYSE) since March 10, 1999, when the company upgraded its ADRs to level II.

CLOSING PRICES GGB - ANNUAL BASIS
                  Adjusted for dividends

------------------------------------------------------------------------------
YEAR                                        US Dollars per Share
------------------------------------------------------------------------------
                                      HIGH (US$)             LOW (US$)

1999 (from March 10, 1999)               5.19                   1.62
2000                                     5.77                   3.03
2001                                     3.77                   1.80
2002                                     5.38                   2.65
2003                                     9.76                   3.39
------------------------------------------------------------------------------
                          Source: Bloomberg

CLOSING PRICES GGB - QUARTERLY BASIS
                  Adjusted for dividends
---------------------------------------------------------------------------
YEAR                                     US Dollars per Share
---------------------------------------------------------------------------
                                   HIGH (US$)       LOW (US$)
2002
1st Quarter                           4.78                   3.67
2nd Quarter                           5.38                   3.56
3rd Quarter                           4.20                   2.65
4th Quarter                           3.83                   2.67

2003
1st Quarter                           3.80                   3.11
2nd Quarter                           5.90                   3.42
3rd Quarter                           8.03                   5.46
4th Quarter                          10.23                   7.14

2004
1st Quarter                          11.83                   9.45
---------------------------------------------------------------------------
      Source: Bloomberg


CLOSING PRICES GGB - MONTHLY BASIS
                  Adjusted for dividends
---------------------------------------------------------------------------
YEAR                                     US Dollars per Share
---------------------------------------------------------------------------
                                   HIGH (US$)             LOW (US$)
2003
January                               3.80                   3.11
February                              3.58                   3.21
March                                 3.71                   3.39
April                                 4.68                   3.42
May                                   5.48                   4.71
June                                  5.90                   4.92
July                                  6.02                   5.70
August                                7.50                   5.45
September                             8.03                   6.87
October                               8.00                   7.28
November                              8.24                   7.14
December                             10.23                   8.46

2004
January                              11.83                  10.46
February                             10.80                   9.45
March                                11.67                  10.17
April                                12.25                  10.33
May                                  10.80                   7.96
--------------------------------------------------------------------------
     Source: Bloomberg

         The above tables show the lowest and highest market prices of Gerdau's shares since 1999. Share prices have been retroactively adjusted for all periods to reflect: (a) a share split approved in 2000 of 2 shares for each share held,
(b) a share bonus approved in April 2003 of 3 shares for each share held and (c) a reverse stock split approved in April 2004 of 1 share for 1,000 shares held.

B. DISTRIBUTION PLAN
   Not required.

C. MARKETS

SAO PAULO STOCK EXCHANGE - BRASIL

         The Sao Paulo Stock Exchange - BOVESPA is a non-profit association owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA currently has two open outcry trading sessions each business day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the BOVESPA automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA. The system limits individual orders to R$ 100,000 and price variations are limited to 2% (above or below) the closing quote of the day.

         Since March 17, 2003 market maker activities have been allowed on the BOVESPA, although there are no specialists or market makers for the Company's shares on this exchange. The Brazilian Securities Commission (Comissao de Valores Mobilarios) (CVM) and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA may be effected off the exchange under certain circumstances, although such trading is very limited.

         Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling shareholders that rarely trade their shares. For this reason, data showing the total market capitalization of the BOVESPA tend to overstate the liquidity of the Brazilian equity securities market, which is relatively small and illiquid compared to major world markets.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearing house, the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidacao e Custodia) (CBLC), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents such as member brokerage firms and banks, and the BOVESPA.

         Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

         The Brazilian securities markets are regulated by the Brazilian Securities Commission (CVM), which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank (BACEN), which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (Law No. 6,385, dated December 7, 1976, as amended) and the Brazilian Corporate Law (Law No. 6,404, dated December 15, 1976, as amended).

          Law No. 10,303 of October 31, 2001, amended Law No. 6,385/76 and Law No. 6,404/76. The most important changes were (i) the conversion of the CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and a separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and substitute (considering that until April 2005, the representative of such shareholders shall be chosen from a three-name list prepared by controlling shareholders); (v) the right of the minority common shareholders to elect one board member; and (vi) the condition that preferred shares shall only be traded on the stock market if they have at least one of the rights mentioned below: (a) priority over dividends corresponding to at least 3% of the shares' net worth based on the company's last approved balance sheet; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) the tag-along right in the event of transfer of control of the company.

          Under the Brazilian Corporate Law, a company is either listed, such as Gerdau S.A., or not listed. All listed companies must apply for registration with the CVM and one of the Brazilian Stock Exchanges and are subject to ongoing reporting requirements. A listed company may have its securities traded either on the BOVESPA or on the Brazilian over-the-counter markets (Brazilian OTC). The shares of a listed company, including Gerdau S.A., may also be traded privately subject to certain limitations established in CVM regulations.

          There are certain cases requiring disclosure of information to the CVM, the BOVESPA, or even the public. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a listed company, (ii) the sale of shares representing the transfer of control of a listed company and (iii) the occurrence of a material event for the corporation.

         On March 5, 2002, the CVM issued Regulation No. 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies;
(ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a listed company.

         The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a listed company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by the company's respective intermediaries.

         The trading of a company's securities on the BOVESPA may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the BOVESPA or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the exchange, or for other reasons.

         The laws and regulations regarding the Brazilian Securities Market provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. Although many changes and improvements have been introduced, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or those in certain other jurisdictions.

 TRADING ON EXCHANGES OUTSIDE BRAZIL

         In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

NEW YORK STOCK EXCHANGE

         On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first day. In 2003, 23.5 million ADRs were traded, a figure 67.4% higher than in 2002, representing trading volume of U.S.$ 315.3 million, equivalent to a daily average of US$ 1.2 million.

LATIBEX - MADRID STOCK EXCHANGE

         Since December 2, 2002, Gerdau S.A. preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR)

Program for preferred shares issued by the company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company's visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA. In 2003, a total of 297,700 Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing trading volume of 3.1 million euros.

ITEM 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

         Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         The information required for this item was included in the Registration Statement in Form 20-F dated February 3, 1999 (Commission file number 0-29956) and in the subsequent annual reports in Form 20-F. The items listed below refer to significant changes to the By-Laws. The full document, with the following changes can be found as an exhibit to this annual report.

STOCK OPTION PLAN

         The General Shareholders' meeting held on April 30, 2003, approved the change in Article 4 of the Company's By-Laws and included a new 2nd paragraph with the following text and consequent renumbering of the ensuing paragraphs:

         Art. 4(0), ss. 2(0) - Within the limits of the authorized capital stock, the Board may, based on a program approved by the Shareholders' meeting, grant stock options to the directors, officers, employees or individuals that provide services to the Company or to companies under its control.

         The shareholders' meeting also approved a stock option plan that constitutes a new form of compensation of strategic executives termed the "Long Term Incentive Program", with the document containing the policies of the program filed as an exhibit with this annual report. The meeting authorized the granting by the Management, effective as of January 1, 2003, of 683,936 options at an exercise price of R$ 23.88 (twenty-three reais and eighty-eight cents) per share (ex-stock dividend and ex-reverse split as described in Resolution Nos. 145 and 146/2003-AGE), of which 280,785 in the regular program with a five-year
(5) mandatory vesting period and, exceptionally in the first year, 403,151 additional options with a (3) three-year mandatory vesting period. In February 2004, the Board authorized the granting of 173,556 options at an exercise price of R$ 61.00 (sixty-one reais) as part of the regular program, with a five-year
(5) mandatory vesting period.

         On account of the stock bonus of 1 share for each share held that was approved by the General Shareholders' meeting held on April 29, 2004, the terms of the options granted was modified to (i) 1,367,872 options at an exercise price of R$ 11.94 (eleven reais and ninety-four cents), relating to the grant of 2003, and (ii) 347,112 options at an exercise price of R$ 30.50 (thirty reais and fifty cents), relating to the grant of 2004. The April 29 meeting also changed the conditions of the "Long Term Incentive Plan" authorizing the granting to an individual elected as director or executive officer for the first time of a three-year (3) mandatory vesting period option in addition to a three-year (3) mandatory vesting period option.

TAG-ALONG RIGHT

         The new Brazilian Corporate Law (Law No. 10,302, issued on October 31,
2001) introduced changes concerning the rights of minority shareholders. One of these changes is the obligation, in case of transfer of control, of the new controlling entity to make a public offer for the acquisition of remaining voting shares for an amount equivalent to at least 80% of the price paid for each voting share in the controlling block.

         On April 30, 2002, the Company's Shareholders' Meeting approved a change to the Company's By-Laws (Art. 4, ss.5) regarding the rights of Preferred Shares. As part of this alteration, a 100% tag-along right for all shareholders was approved, whereby all non-controlling common and preferred shares now have the right to be included in a potential public offer for the transfer of control. In addition, the change guarantees that the amount to be paid to the non-controlling shares is the same as that paid for the common shares in the controlling block.

CORPORATE GOVERNANCE STRUCTURE

         Gerdau announced its new corporate governance structure on July 8, 2002. The General Shareholders' Meeting, held on July 26, 2002, approved the changes to the Company's By-Laws that formalize the new structure (See By-Laws of Gerdau S.A. as an exhibit to this annual report). The major change in the Company's management structure was the creation of the Gerdau Executive Committee, which provides an administrative link between the Board of Directors and the Business' operations. The members of the Board of Directors, Gerdau Executive Committee and executive officers are presented in Item 6.A - Directors, Senior Management and Employees.

SUMMARY OF SPECIAL CONDITIONS RELATING TO DIRECTORS AND OFFICERS

         Although the By-Laws do not specifically address this matter, the Company and its directors and officers are obliged to follow the provisions of Law No. 6.404/76, which regulates corporations in Brazil.

         In general terms, Article 153 of the Corporate Law establishes that in exercising his duties, a company director or officer shall employ the care and diligence which an active and honest man normally employs in the administration of his own affairs.

     The same Article 154, 2nd paragraph of the Corporate Law, states that directors and officers shall not: a) perform a act of liberality at the expense of the company; b) borrow money or property from the company or use company property, services or credits for his or her own advantage or for the advantage of any entity in which he, she or any third party has an interest without the prior approval of a General Shareholders' Meeting or the Board of Directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit without the authorization of the Company's By-Laws or a General Shareholders' Meeting.

         In more specific terms, as outlined in the 1st paragraph of Article 156 of the same law, a director or an officer may only carry out transactions with the company under reasonable and fair conditions, identical to the conditions prevailing in the market, or in situations in which the company would contract with third parties, including occasional loan agreements between the company and its director or officers.

         With regard to the financial compensation of directors and officers, as well as any benefits and representation allowances, Article 152 of the Brazilian Corporate Law states that such amounts will be established by the General Shareholders' Meeting.

         Article 146 of Law No. 6,404/76 establishes that the members of the Company's board of directors must be shareholders, and that they must own at least one share in the Company.

         There is no By-Law or legal rule concerning any mandatory employment limit date or retirement age for directors and officers.

         In addition to enforcing the pertinent legal provisions, the Company also observes the rules and corporate governance recommendations of the Sao Paulo Stock Exchange (see the BOVESPA's rules of corporate governance as an exhibit to this annual report.).

         Adherence to these rules is consolidated in a contract in which the company and its directors and officers agree to enforce the relevant regulations, which establish that the company shall submit to the Sao Paulo Stock Exchange and disclose information on any contract established between the company and its controlled and associated companies, senior managers and the controlling shareholder; between the company and the subsidiary or associated companies of its senior managers and the controlling shareholder; and between the company and any other companies that form a de facto or de jure group with the entities mentioned above, whenever one single contract, or a series of related contracts, with or without the same purpose, equals or exceeds two hundred thousand reais (R$ 200,000.00) within any one-year period, or equals or exceeds an amount equal to one percent (1%) of the company's net equity, whichever is higher. When submission or disclosure of information is required, the information must detail the scope of the contract, its term of effectiveness and value, the conditions for termination and early expiration and any influence that such contract may have on the company's management and business.

         This issue is also covered in the Gerdau Ethical Guidelines, which outline and consolidate the rules guiding the behavior of Gerdau Group and its employees, as described in item 16B of this document, which is attached to this Form 20-F as an exhibit and is also available at www.gerdau.com.br

         Gerdau officers must abide by the Gerdau Ethical Guidelines, both internally and when representing the Company. They must act in accordance with standards that reflect their personal and professional integrity and that are compatible with the bond they have established with the Company and society at large, they must carefully evaluate situations involving conflicts between personal interests and those of the Company, and carry out in the Company's best interest all activities involving Company resources, property, services or credits, reporting any private activities that may interfere or conflict with the Company's interests, disclosing the extent and nature of such activities, maintaining their loyalty to the Company, and refraining from using privileged information concerning business opportunities to their own benefit or to the benefit of others, regardless of whether these are to the advantage or the disadvantage of the Company

C. MATERIAL CONTRACTS

         Gerdau S.A. has entered into financial agreements in order to fund and improve its debt profile. Although some of these contracts entail significant amounts, none exceeds 10% of the Company's consolidated total assets. The most significant financial agreements are described below, with the Company undertaking to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

EURO COMMERCIAL PAPER

         A Euro Commercial Paper program for a total amount of $ 300 million was announced by Gerdau S.A., with the first tranche of $ 100 million issued in the first half of October 2003. The program matures on October 15th, 2004 with the paper bearing a coupon of 4.0% per year.

EXPORT RECEIVABLES NOTES

         On September 4, 2003, Gerdau Acominas S.A. concluded the placement of the first $ 105 million tranche of an Export Receivable Notes program. This program, which will total $ 400 million, represents an important tool for improving the Company's debt profile. This initial tranche was placed with a coupon of 7.37% per year, and final maturity in July 2010. The operation has a 2 year grace period and amortization will be carried out quarterly beginning in October 2005. The operation was awarded a "BBB-" rating by Fitch Ratings. The certificates are backed by receivables generated by future sales of steel products by Gerdau Acominas S.A.

         On June 3, 2004, Gerdau Acominas S.A. placed the second $ 128 million tranche of its Export Receivables Notes program. This second tranche was placed with a final maturity of 8 years (April 2012) and a coupon of 7.321% per year. The notes have a quarterly amortization schedule starting in July 2006. The operation was concluded in parallel with a U.S. Treasury Lock derivative, yielding an effective final cost to Gerdau of 6.798% per year. At the time of pricing (May 24, 2004), this represented a yield 488 basis points below the Brazilian Sovereign Bond of an equivalent average maturity, and 292 basis points above that of the five-year U.S. Treasury Bond, which corresponds to the average duration of this tranche. The operation was granted a "BBB-" rating by Fitch, based on receivables to be generated by sales of steel products by Gerdau Acominas.

SENIOR NOTES AND SENIOR SECURED CREDIT FACILITY

         On June 27, 2003, Gerdau Ameristeel refinanced most of its outstanding debt by issuing $ 405.0 million of 10 3/8% Senior Notes and entering into a $
350.0 million Senior Secured Credit Facility with a syndicate of lenders.

         The proceeds were used to repay existing debt under several lending arrangements and to pay costs associated with the refinancing.

         Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility.

         Gerdau Ameristeel believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service. Gerdau Ameristeel does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities:

         SENIOR SECURED CREDIT FACILITY: provides funding of up to $ 350.0 million. Gerdau Ameristeel will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
         (ii) the borrowing base (which is based upon a portion of inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual levels of inventory and accounts receivable, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. On December 31, 2003, the Company had approximately $ 135.0 million of outstanding borrowings and approximately $ 130.3 million available under the Senior Secured Credit Facility.

         Loans under the Senior Secured Credit Facility bear interest at an annual rate equal to one of several options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined from time to time by excess availability.

         Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company.

         SENIOR NOTES: On June 27, 2003, Gerdau Ameristeel issued $ 405.0 million in 10 3/8% Senior Notes, of which $ 35.0 million were sold to an indirect wholly owned subsidiary of Gerdau S.A. The notes mature on July 15, 2011 and were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt.

         The notes carry a 10 3/8% annual coupon (10.75% effective rate) which is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, Gerdau Ameristeel may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, plus accrued and unpaid interest, if any, until the date of redemption.

         The indenture governing the notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, Gerdau Ameristeel completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario, Canada, and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

D. EXCHANGE CONTROLS

      There are no restrictions on ownership or voting of the Company's paid-in capital by individuals or legal entities domiciled outside Brazil. The right to convert dividend payments and proceeds from the sale of the Company's paid-in capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally require, among other things, the prior registration of the relevant investment with the Central Bank.

      In Brazil, a mechanism is available to foreign investors interested in trading directly on the Sao Paulo Stock Exchange. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of Resolution No. 1,289 of the National Monetary Council ("Annex IV Regulations"). Currently, this mechanism is regulated by Resolution No. 2,689, of January 26, 2000, of the National Monetary Council and by CVM Instruction No. 325, of January 27, 2000, as amended ("Regulation 2,689").

      Regulation 2,689, which took effect on March 31, 2000, establishes new rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial asset and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Regulation 2,689, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. Regulation 2,689 prohibits the offshore transfer or assignment of the title of the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

      Pursuant to Regulation 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

      The securities and other financial assets held by the foreign investor pursuant to Regulation 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out on exchanges or organized over-the-counter markets licensed by the CVM.

      All investments made by a foreign investor under Regulation 2,689 will be subject to electronic registration with the Central Bank.

      Resolution No. 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution No. 1,289 ("Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADRs have been approved under the Annex V Regulations by the Central Bank and the CVM, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be entitled to favorable tax treatment. According to the 2,689 Regulation, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Regulation 2,689 and vice-versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

      A foreign investment registration has been made in the name of The Bank of New York, as Depositary for the Preferred ADRs ("Depositary"), and is maintained by Banco Itau S.A. ("Custodian") on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. In the event that a holder of Preferred ADRs exchanges Preferred ADRs for Preferred Shares, such a holder will be entitled to continue to rely on the Depositary's registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank. Thereafter, unless the Preferred Shares are held pursuant to the 2,689 Regulation by a foreign investor, the same holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

      Restrictions on the remittance of foreign capital abroad could hinder or prevent the Custodian, as custodian for the Preferred Shares represented by Preferred ADRs or holders who have exchanged Preferred ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of Preferred ADRs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Preferred ADRs.

EXCHANGE RATES

       There are two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may only be carried out through a financial institution in Brazil authorized to buy and sell currency in that market. The Commercial Rate is the commercial exchange rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The Floating Rate is the prevailing exchange rate for Brazilian currency into U.S. dollars which is applicable to transactions to which the Commercial Rate does not apply. Prior to the implementation of the "Real Plan", the Commercial Rate and the Floating Rate have at times diverged considerably. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future.

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

E. TAXATION

         The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposal of a Preferred Share and Preferred ADR. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADRs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that holds Preferred Shares or Preferred ADRs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, a person that has a "functional currency" other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the company. Each prospective purchaser of a Preferred Share or Preferred ADR should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations.

         The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements in effect on the date hereof. The same authorities may be subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have held discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or Preferred ADRs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADRs and any related documents will be performed in accordance with its terms.

BRAZILIAN TAX CONSIDERATIONS

         The following discussion summarizes the material Brazilian tax consequences of the ownership and disposal of Preferred Shares or Preferred ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares that has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). The following discussion does not specifically address every Brazilian tax consideration applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in this kind of security.

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

TAXATION OF GAINS

         Gains realized outside Brazil by a non-Brazilian holder on the disposal of Preferred ADRs to another non-Brazilian holder are not subject to Brazilian tax, subject to the uncertainties to which the third paragraph below refers. The withdrawal of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under Regulation 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below. The deposit of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under Regulation 2,689. In the event of the Preferred Shares not being so registered, the deposit of Preferred Shares in exchange for Preferred ADRs may be subject to Brazilian tax at the rate of 15%.

         When Preferred Shares are registered under Regulation 2,689, a non-Brazilian holder cannot transfer or assign them abroad. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur off the Sao Paulo Stock Exchange. In the case of non-Brazilian holders that are residents of a tax haven - i.e., a country that does not impose income tax or imposes income tax at a rate lower than 20% -, the gains are taxed at a rate of 25%. Non-Brazilian holders are subject to withholding tax at the rate of 20% on gains realized on sales in Brazil of Preferred Shares that occur on the Sao Paulo Stock Exchange unless such a sale is made under Regulation 2,689. Gains realized arising from transactions on the Sao Paulo Stock Exchange by an investor under the Regulation 2,689 are not subject to tax - except if the investor is resident in a tax haven, in which case, gains realized are taxed at a rate of 20%. There can be no assurance that the current tax treatment under Regulation 2,689 for holders of Preferred ADRs and non-Brazilian holders of Preferred Shares that are not residents of a tax haven will be maintained in the future. The `gain realized' as a result of a transaction on the Sao Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The `gain realized' as a result of a transaction that occurs off the Sao Paulo Stock Exchange is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, with both values to be accounted for in reais. There are grounds, however, for maintaining that the `gain realized' should be calculated on the basis of the foreign currency amount registered with the Central Bank.

         Pursuant to Provisional Measure No. 135, of October 30, 2003, converted into Law No. 10,833, of December 29, 2003, gains realized on the disposal of any assets in Brazil, by residents or non-residents of Brazil, inside or outside Brazil, are subject to Brazilian income tax, which is to be paid by the relevant purchaser or, in case of a non-Brazilian purchaser, by its legal representative in Brazil. The new provision seems to simply transfer the obligation for payment of the tax from the seller to the purchaser (or its legal representative). However, in practice, before the enactment of Provisional Measure No. 135/2003, gains realized on sales of Brazilian assets that occurred abroad between two non-Brazilian residents were not subject to tax by the Brazilian tax authorities. Although there are grounds for challenging this new rule with regard to gains realized by non-Brazilian residents outside Brazil, Brazilian tax authorities may, as of February 2004, claim that even transactions between non-residents involving sales of Preferred Shares and, less probably, Preferred ADRs, are taxable.

         Any exercise of preemptive rights relating to Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares by the Depositary on behalf of holders of Preferred ADRs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is carried out on the Sao Paulo Stock Exchange, in which case the gains are exempt from Brazilian income tax.

           Any gain on the sale or assignment of preemptive rights relating to Preferred Shares, will be subject to Brazilian income tax at the same rate applicable to the sale or disposal of Preferred Shares. The maximum rate of such tax is currently 15%.

INTEREST ON STOCKHOLDERS' EQUITY

         Distributions of interest on stockholders' equity with regard to the Preferred Shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven, the income tax rate is 25%. Currently, such payments are tax deductible by the company in determining social welfare contributions and income tax. (See item 8.A. - Interest on Stockholders' Equity).

OTHER BRAZILIAN TAXES

         There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. A financial transaction tax ("IOF tax") may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g. for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only on a prospective basis. IOF may also be levied on transactions involving bonds or securities ("IOF/Titulos") even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Titulos with respect to Preferred Shares and ADRs is currently 0%. The Minister of Finance nevertheless has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day of the investor's holding period, but only to the extent of the gain realized on the transaction and only on a prospective basis. In addition to the IOF tax, a temporary tax applies to all fund transfers in connection with financial transactions in Brazil ("CPMF tax"). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 42, of December 19, 2003, the CPMF tax will be levied at a rate of 0.38% until December 31, 2007. The CPMF tax was initially set to expire on February 1998. Its collection has nevertheless been extended for additional periods throughout the past years. Accordingly, the Brazilian Congress is discussing the possibility of converting this tax into a permanent tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Under Constitutional Amendment 37 of June 12, 2002, when the non-Brazilian holder remits funds exclusively in connection with the purchase, sale or assignment of Preferred Shares, the CPMF tax will not be levied.

REGISTERED CAPITAL

         The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under Regulation 2,689, or in ADRs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance abroad of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to the disposal of the same Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADR, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADR, will be equal to the price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADRs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the Sao Paulo Stock Exchange on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

US FEDERAL INCOME TAX CONSIDERATIONS

         As used below, a "U.S. holder" is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. For purposes of this discussion, a "non-US holder" is the beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual,
(ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (c) an estate or trust that is not a U.S. Holder.

In general, for U.S. federal income tax purposes, the owner of a Preferred ADR will be treated as the owner of the Preferred Share represented by the Preferred ADR, and a deposit or withdrawal of a Preferred Share in exchange for a Preferred ADR will not be a taxable transaction for U.S. federal income tax purposes.

TAXATION OF DIVIDENDS

         U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution relating to a Preferred Share or Preferred ADR (including for this purpose a distribution of interest on shareholders' equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the company's current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder's tax basis in the Preferred Share or Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

         The gross amount of any dividend on a Preferred Share or Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposal of the Brazilian currency will generally be treated as U.S. source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend will generally constitute foreign source "passive income" or, in the case of certain holders, "financial services income". A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in a Preferred Share or Preferred ADR. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income. A dividend will not be eligible for deduction of corporate dividends received.

         Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company ("PFIC"), a foreign personal holding company ("FPHC") or a foreign investment company ("FIC"). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the company's audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries though whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

         Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred Share or Preferred ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred Share or Preferred ADR). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

TAXATION OF CAPITAL GAINS

         U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposal of a Preferred Share or Preferred ADR, a U.S. holder will recognize a capital gain or loss for an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred Share or Preferred ADR and the amount realized on the sale or other disposal, each determined in U.S. dollars. Any gain a U.S. holder recognizes will generally be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposal of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposal before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

         In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

         Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposal of a Preferred Share or Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred Share or Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposal and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional "branch profits tax", the rate of which may be reduced pursuant to an applicable income tax treaty.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

         A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2004 taxable year.

         In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from disposals of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to certain exceptions, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

         If the company is treated as a PFIC, contrary to the tax consequences described in "U.S. Federal Income Tax Considerations - Taxation of Dividends" and "U.S. Federal Income Tax Considerations - Taxation of Capital Gains" above, a U.S. holder that does not make a choice described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposal of a Preferred Share or Preferred ADR and (ii) any "excess distribution" by the company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred Share or Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred Share or Preferred ADR during the preceding three taxable years or, if the relevant holding period of the U.S. holder is shorter, the same holding period for the Preferred Share or Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated pro-rata over the U.S. holder's holding period for the Preferred Share or Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns a Preferred Share or Preferred ADR during any year that the company is a PFIC must file Internal Revenue Service Form 8621.

         The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely decision to treat the company as a "qualified electing fund" ("QEF") in the first taxable year in which the U.S. holder owns a Preferred Share or Preferred ADR and if the company complies with certain reporting requirements. Instead and in general, a shareholder of a QEF is currently taxed on a pro-rata share of the company's ordinary earnings and net capital gain treated as ordinary income and long-term capital gain, respectively. Neither this ordinary income nor any actual dividend from the company would qualify for the 15% maximum tax rate on dividends described above if the company is a PFIC in the taxable year that the ordinary income is realized or the dividend is paid or in the preceding taxable year. The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year that the company is a PFIC. Although a QEF election generally cannot be revoked, if a U.S. holder makes a timely QEF election for the first taxable year that it owns a Preferred Share or Preferred ADR and the company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the company fails to satisfy the qualifying criteria for a PFIC. If a QEF election is not made in that first taxable year, an election in a later year will generally require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

         Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder's adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder's adjusted basis in the ordinary Shares of ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the last paragraph but one would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. In general, the ADRs will be considered to be marketable stock if the ADRs trade, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no guarantee, however, that the Common Shares will be considered to be "marketable stock" for these purposes unless and until the Internal Revenue Service designates the Bovespa as qualified to implement the PFIC rules. There can be no assurance that the Internal Revenue Service will designate it as such.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Dividends paid on, and proceeds from the sale or other disposal of a Preferred Share or Preferred ADR to a U.S. holder may generally be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.

         A non-U.S. holder will generally be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. DIVIDENDS AND PAYING AGENTS Not applicable.

G. STATEMENT BY EXPERTS Not applicable.

H. DOCUMENTS ON DISPLAY

         The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. In addition, the Company's filings are available to the public over the internet at Gerdau's website at www.gerdau.com.br. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Farrapos, 1811 - Porto Alegre-RS - 90.220-005 - BRASIL or contacting it by telephone on 00-55-51-33232703 or by E-mail at inform@gerdau.com.br. The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how its corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

I. SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISKS

         Gerdau is exposed to various market risks, mainly variations in exchange rates and interest rate volatility. Market risk is the potential loss arising from adverse changes in market rate and prices. Gerdau enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations of exchange rates and interest rates. Gerdau has established policies and procedures for risk assessment and the approval, reporting and monitoring of its derivative financial activities.

         Gerdau's short-term investments, which consist mainly of fixed-term private obligations and government securities, are not subject to equity risk.

FOREIGN EXCHANGE RISK

         Gerdau is exposed to fluctuations in exchange rate movements since substantially all of its revenues generated outside its North American subsidiaries are in reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. Gerdau enters into derivative financial instruments to manage and reduce the impact of changes in exchange rates relating to its dollar-denominated or indexed debt. As of December 31, 2003, its derivative portfolio consisted essentially of foreign currency swaps. The table below provides information about Gerdau's significant exchange rate risk sensitive instruments as of December 31, 2003 as well as the related financial instruments acquired to mitigate such potential risk.


         The Company's estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value.
--------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS INDEXED TO THE U.S. DOLLAR EXCLUDING NORTH AMERICA SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------------
                                                                                                MATURITY

                                -------------------------------------------------------------------------
                                       2004         2005         2006         2007       2008 AFTER 2008      TOTAL
--------------------------------------------------------------------------------------------------------------------
BRAZILIAN SUBSIDIARIES

DEBT ASSOCIATED WITH CURRENCY OPERATIONS IN BRAZILIAN REAIS

Eurobonds

Outstanding amount                   32,074            -            -            -          -          -     32,074
Average interest rate              FX+11.1%
--------------------------------------------------------------------------------------------------------------------
Import financing

Outstanding amount                  140,594       20,261       11,531        9,531      6,089      5,515    193,521
Average interest rate               FX+5.6%      FX+8.1%     FX+10.5%     FX+10.5%   FX+10.5%   FX+10.5%
Export financing

Outstanding amount                  207,340       44,389       74,602       19,770     21,268     41,168    408,537
Average interest rate               FX+8.6%     FX+10.2%      FX+7.4%      FX+7.4%    FX+7.4%    FX+7.4%
Working capital and other
financing

Outstanding amount                   56,310       64,997        3,300            -          -          -    124,607
Average interest rate               FX+9.7%      FX+9.7%      FX+9.5%
--------------------------------------------------------------------------------------------------------------------
Acquisition of interest in
Margusa
Outstanding amount                   15,800            -            -            -          -          -     15,800
Average interest rate               FX+8.0%
--------------------------------------------------------------------------------------------------------------------

CROSS-CURRENCY INTEREST RATE SWAP CONTRACTS
--------------------------------------------------------------------------------------------------------------------
Notional amount                     211,146      158,718       89,820            -          -          -    459,684
Average interest received in US$    FX+4.8%      FX+7.3%      FX+8.9%
Average interest paid in R$ (%
of CDI)                               87.6%       100.0%       102.9%
--------------------------------------------------------------------------------------------------------------------
TOTAL BRAZILIAN DEBT INDEXED TO
U.S. DOLLARS AND NET OF
CROSS-CURRENCY SWAPS                240,972     (29,071)        (387)       29,301     27,357     46,683    314,855
--------------------------------------------------------------------------------------------------------------------


As of December 31, 2003, of U.S. dollar-denominated debt associated with Brazilian operations that totaled $ 774.5 million, approximately $ 459.7 million were swapped into securities denominated in reais as if these loans had originally been denominated in reais with coupons linked to the interbank interest rate (CDI).

INTEREST RATE RISK

         Part of Gerdau Ameristeel's borrowings, primarily those associated with its Senior Secured Credit Facility, were negotiated at variable interest rates and expose the Company to interest rate risk. If interest rates increase, debt service obligations on its floating rate debt would increase, leading to a decrease in net income.

From time to time, the Company has entered into interest rate swaps in order to reduce interest rate risk and interest expense. The Company makes only limited use of derivative instruments for non-speculative purposes, in order to manage well-defined interest rate risks arising during the normal course of its business.

         In order to reduce its exposure to changes in the fair value of its Senior Notes (See Item 10C - Material Contracts), Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing program (See Item 5B
- Liquidity and Capital Resources). These agreements have a notional value of $ 200 million, expiring on July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would have been received if the agreements were terminated at December 31, 2003, was approximately $ 89 million.

For information regarding the refinancing process of Gerdau Ameristeel, see Item 10.C - Material Contracts.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

         Not applicable.

                                     PART II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

         The Company has carried out an evaluation under the supervision of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance that they will achieve their control objectives. Based on and as of the date of the Company's evaluation, its Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information which the Company was obliged to disclose in the reports that it filed and submitted under the terms of the Exchange Act would be recorded, processed, summarized and reported as and when required.

         Gerdau S.A. has created a Disclosure Committee composed of the Investor Relations Director, Osvaldo Schirmer, the Accounting Director, Geraldo Toffanello and the Legal Director of the Company, Expedito Luz. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

         In addition, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Please see Exhibit 12.01 and 12.02 for the certifications required by this Item.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

         The Company has not yet decided whether it will install an Audit Committee or maintain in use its current Board of Auditors (Conselho Fiscal). Under the rules of the SEC, foreign private issuers must comply with the audit committee requirements by July 2005.

B. CODE OF ETHICS

         Gerdau S.A. has adopted a Code of Ethics, termed "Gerdau Ethical Guidelines", which consolidates the ethical principles and values underlying the Company's activities.

          "Gerdau Ethical Guidelines" is a document applicable to all Group employees in South America, independent of their position (excepting employees of Gerdau Acominas' Ouro Branco mill and its administrative office, in Belo Horizonte, as described below). Gerdau's principal executive officer, principal financial officer, principal accounting officer and other persons performing similar functions are thus bound by the provisions of the document.

         The Gerdau Ethical Guidelines document may be accessed through its internet website (www.gerdau.com.br), and is attached to this form as an exhibit.

         "Gerdau Ethical Guidelines" has not yet been introduced to employees of Gerdau Acominas' Ouro Branco mill and its administrative office, in Belo Horizonte, or to employees of Gerdau Ameristeel. The Company does not, therefore, considerer these employees to be bound by the document.

         Its subsidiary, Gerdau Ameristeel, has its own Code of Ethics that is perfectly compatible with Gerdau's guidelines, with the former document provided upon request by e-mail to its address: inform@gerdau.com.br. Both documents meet the definition of code of ethics, preventing wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation.

         The Company is in the process of reviewing its Ethical Guidelines, and will evaluate the extension of the document to employees not currently covered, as well as its consolidation with Gerdau Ameristeel's Code.

         The Company has also adhered to the BOVESPA Level 1 Corporate Governance Guidelines and has agreed to comply with all corresponding practices. These include improving quarterly disclosures, promoting compliance with disclosure rules, disclosing the existence and contents of shareholders' agreements and stock options plans as well as an annual agenda for corporate events.

C. PRINCIPAL AUDITING FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the independent registered public accounting firm responsible for auditing the financial statements included in this Annual Report (in U.S. dollars):


                                                                   2003                      2002
                                                         ------------------------   ----------------------
Auditing fees                                                           1,471,197                  987,264
Audit-related fees                                                        100,000                  118,374
Tax fees                                                                  277,000                  150,000
All other fees                                                                  -                        -
                                                          ------------------------   ----------------------
Total                                                                   1,849,197                1,255,637
                                                          ========================   ======================


            Auditing fees for 2002 and 2003 related to professional services rendered in the auditing of Gerdau's consolidated financial statements, quarterly reviews of Gerdau's consolidated financial statements, statutory audits and interim reviews of certain of the Company's subsidiaries as required by the appropriate legislation, as well as of comfort letters for the issuance of securities, including private offerings.

            Audit-related fees for 2002 and 2003 related to audits of employee benefit plans of several of the Company's subsidiaries, as well as consulting on accounting standards and transactions.

            Tax fees for 2002 and 2003 related to services provided to subsidiaries in North America relating to tax compliance, assistance with tax audits and inquiries, and tax planning services.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Gerdau S.A. does not have an Audit Committee. It has, however, elected a Board of Auditors (Conselho Fiscal) in accordance with Brazilian Corporate Law No. 6,404/76, since April 2000. The role of this board is to monitor and verify the actions of directors and their legal duties, providing opinions and official statements on the annual management report and the proposals of members of the Board of Directors, denouncing errors or fraud, calling meetings whenever necessary and analyzing financial statements.

         The Board of Auditors has three members who are elected at the Ordinary Shareholders' Meeting for one-year terms and who may be reelected. One of the current members was elected by minority preferred shareholders. As required by Brazilian law, members of the Board of Auditors must have held office for at least 3 years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask independent auditors to provide explanations or information and to investigate specific facts.

         On April 10, 2003, the SEC published its final resolution on how foreign companies with securities listed on U.S. stock exchanges should comply with the provisions of the Sarbanes-Oxley Act, in so far as it relates to audit committees. According to this Law, all companies must comply with a series of more stringent requirements.

         The Company is currently evaluating the changes necessary for its current Board of Auditors to comply with the more stringent requirements of the Act. Under the rules of the SEC, foreign private issuers must comply with the audit committee requirements by July 2005.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         On November 17, 2003, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of Instruction No. 10/80 of the Brazilian Securities Commission (CVM), deciding to authorize the acquisition of shares issued by Gerdau S.A. and to maintain the same as treasury stock for later disposal or cancellation.

         These shares were acquired using cash funds backed by existing profit reserves up to the limit of 1,380,000 preferred shares, representing 2% of outstanding stock, which amounted to 69,311,014 shares on October 31, 2003.

         This authorization remained in force for 90 days from that date. The operation was carried out on stock exchanges, at market prices, with the intermediation of the following brokers:

         Bradesco S.A. Corretora de Titulos e Valores Mobiliarios
         Itau Corretora de Valores S.A.
         Merrill Lynch S.A. Corretora de Titulos Valores Mobiliarios Unibanco Corretora de Valores Mobiliarios S.A.

PURCHASES BY THE ISSUER OF EQUITY SECURITIES

-----------------------------------------------------------------------------------------------------------------
                                 TOTAL NUMBER OF     AVERAGE PRICE PAID     TOTAL NUMBER OF   MAXIMUM NUMBER OF
                                  SHARES PURCHASED       PER SHARE (1)          OF SHARES      SHARES THAT MAY
                                                            (IN r$)           PURCHASED         STILL BE
                                                                              AS PART OF       PURCHASED UNDER
                                                                            PUBLICLY ANNOUNCED     THE PLANS OR
                                                                               PROGRAMS
--------------------------------------------------------------------------------------------------------------------
NOVEMBER                              56,700               44.82                 4.1%             1,323,300
(11/17/2003 - 11/30/2004)
-----------------------------------------------------------------------------------------------------------------
DECEMBER                             288,300               50.31                 25.0%            1,035,000
(12/01/2003 - 12/31/2003)
-----------------------------------------------------------------------------------------------------------------
JANUARY                              270,300               62.56                 44.6%             764,700
(01/01/2003 - 01/31/2003)
-----------------------------------------------------------------------------------------------------------------
FEBRUARY                             171,300               58.62                 57.0%             593,400
(02/01/2003 - 02/14/2003)
-----------------------------------------------------------------------------------------------------------------
TOTAL                                786,600               55.93                 57.0%             593,400
-----------------------------------------------------------------------------------------------------------------
(1) Price paid divided by number of shares. Does not include broker fees.

PART III

ITEM 17.      FINANCIAL STATEMENTS

         The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.      FINANCIAL STATEMENTS

         Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A)  FINANCIAL STATEMENTS

                                                                                                                        PAGE

Report of independent registered public accounting firm                                                                 F-1

Report of independent public accountants                                                                                F-2

Consolidated balance sheets as of December 31, 2003 and 2002                                                            F-3

Consolidated statements of income for the years ended December 31, 2003, 2002 and 2001                                  F-5

Consolidated statements of comprehensive income for the years ended December 31, 2003, 2002 and 2001                    F-6

Consolidated statement of changes in shareholders' equity for the years ended December 31, 2003, 2002 and 2001          F-7

Consolidated statement of cash flows for the years ended December 31, 2003, 2002 and 2001                               F-8

Notes to consolidated financial statements                                                                              F-10


(B)  LIST OF EXHIBITS

1.01     By-Laws of Gerdau S.A.

1.02     Corporate Governance Level 1 - Bovespa

4.01 The total amount of long-term debt of the Company authorized under any instrument must not exceed 10% of the total assets of the Company and its subsidiaries, on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to its own long-term debt and that of its subsidiaries, whenever requested to do so by the SEC.

4.02     Policies of the Stock Option Plan

11.01     Code of Ethics - Gerdau Ethical Guidelines

12.01    Certification of the Chief Executive Officer under Item 15.

12.02    Certification of the Chief Financial Officer under Item 15.

13.01    Certification pursuant to 18 U.S.C. Section 1350.

13.02    Certification pursuant to 18 U.S.C. Section 1350

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                   GERDAU S.A.

                                   By: /s/ Jorge Gerdau Johannpeter
                                   ---------------------------------------------
                                   Name:    Jorge Gerdau Johannpeter
                                   Title:   Chief Executive Officer

                                   By: /s/ Osvaldo Burgos Schirmer
                                   ---------------------------------------------
                                   Name:    Osvaldo Burgos Schirmer
Dated:  June 30, 2004              Title:   Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Gerdau S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 2001, prior to the revisions described in Note 11 "Goodwill" and in Note 22 "Segment information" and the retroactive restatement of the information on earnings per share described in Note 18 "Earnings per Share", were audited by other accountants who have ceased operations. Those accountants expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

As disclosed in Note 11 "Goodwill", the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption on January 1, 2002 of the accounting guidance of Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") "Goodwill and Intangible Assets". As discussed above, the financial statements of the Company for the year ended December 31, 2001 were audited by other accountants who have ceased operations. As described in the "Earnings Per Share" note and in the "Segment Information" note, these financial statements have been revised to retroactively reflect the effect in earnings per share of two stock bonuses and a reverse stock split and the change in the composition of the Company's reportable segments, respectively. As described in the "Goodwill" note, these financial statements have also been revised to include the transitional disclosures required by SFAS No. 142. We audited the adjustments described in the "Earnings Per Share" and the "Segment Information" notes that were applied to restate the 2001 financial statements. We also audited the adjustments in the transitional disclosures in the "Goodwill" note. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

February 20, 2004, except for Note 18 and Note 26 which are dated as of April 29, 2004

--------------------------------------------------------------------------------
The following report is a copy of a report previously issued by Arthur Andersen S/C, Porto Alegre, Brazil and has not been reissued by Arthur Andersen S/C. As discussed in the Segment Information note, subsequent to 2001 changes were introduced to the Company's operational structure which modified its reportable segments under Statement of Financial Standards ("SFAS") No. 131 "Disclosures About Segments of an Enterprise and Related Information" and the Company restated comparative information for the year ended December 31, 2001. As discussed in the Earnings Per Share Note in April 2004 the Company approved a stock bonus and in April 2003 the Company approved both a stock bonus and a reverse split and, as a result, the Company has adjusted retroactively earnings per share for the year ended December 31, 2001. Additionally, in 2002, as discussed in the Goodwill note, the Company has presented the transitional disclosures for 2001 required by SFAS No. 142. The Arthur Andersen S/C report does not extend to these adjustments to the 2001 consolidated financial statements. The adjustments to the 2001 consolidated financial statements were reported on by PricewaterhouseCoopers Auditores Independentes, Porto Alegre, Brazil as stated in their report appearing herein.

--------------------------------------------------------------------------------

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

Arthur Andersen S/C
Porto Alegre, Brazil

January 28, 2002 except with respect to the matters discussed in Note 24, as to which the date is March 28, 2002

                                   GERDAU S.A.
                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 2003 and 2002
             (in thousands of U.S. Dollars, except number of shares)

--------------------------------------------------------------------------------

                                                      ASSETS

                                                                               NOTE         2003             2002
                                                                              --------  ---------------  ---------------
Current assets

         Cash and cash equivalents                                                            92,504            40,457
         Restricted cash                                                                       1,935            15,001
         Short-term investments                                                     5        236,137           367,748
         Trade accounts receivable, net                                             6        465,857           361,801
         Inventories                                                                7        797,961           632,806
         Unrealized gains on derivatives                                           20          9,599             8,712
         Deferred income taxes, net                                                17         49,451            34,585
         Tax credits                                                                8         37,953            14,954
         Prepaid expenses                                                                     21,859            12,468
         Other                                                                                46,576            35,686
                                                                                        ---------------  ---------------
                                             Total current assets                                   1,759,832         1,524,218

Non-current assets

         Property, plant and equipment, net                                        10      2,304,158         2,084,895
         Deferred income taxes                                                     17        231,306           12,055
         Judicial deposits                                                       15.1         66,121            13,391
         Unrealized gains on derivatives                                           20             86            43,146
         Equity investments                                                                  153,555           112,016
         Investments at cost                                                                  23,854             7,220
         Goodwill, net                                                             11        119,531           116,826
         Prepaid pension cost                                                      12         35,253            25,050
         Other                                                                                77,138            61,484
                                                                                        ---------------  ---------------
                                    Total assets                                           4,770,834         4,000,301
                                                                                        ===============  ===============


                                   LIABILITIES

                                                                              NOTE          2003               2002
                                                                             --------  ---------------   ---------------
Current liabilities

         Short-term debt                                                          13          479,586           707,378
         Current portion of long-term debt                                        14          318,910           397,415
         Trade accounts payable                                                               372,518           281,855
         Income taxes payable                                                                  27,790            23,978
         Unrealized losses on derivatives                                         20           29,582             2,003
         Deferred income taxes                                                    17            7,286             7,628
         Payroll and related liabilities                                                       54,478            53,682
         Dividends (interest on equity) payable                                                53,202            42,288
         Taxes payable, other than income taxes                                                26,482            21,255
         Other                                                                                 89,328            50,315
                                                                                       ---------------   ---------------
                                    Total current liabilities                               1,459,162         1,587,797

Non-current liabilities

         Long-term debt, less current portion                                     14        1,132,429           794,571
         Debentures                                                               14          155,420           200,766
         Deferred income taxes                                                    17           72,125            42,368
         Accrued pension and other post-retirement benefits obligation            12          108,679           109,870
         Provision for contingencies                                              15          102,060            45,304
         Unrealized losses on derivatives                                         20           11,356              -
         Other                                                                                 61,543            45,860
                                                                                       ---------------   ---------------
                                    Total non-current liabilities                           1,643,612         1,238,739

                                                                                       ---------------   ---------------
                                    Total liabilities                                       3,102,774         2,826,536

COMMITMENTS AND CONTINGENCIES                                                     15

Minority interest                                                                             264,997           308,755

 SHAREHOLDERS' EQUITY                                                             16

Preferred shares - no par value
     193,771,574 shares issued at December 31, 2003 and 2002, after giving retroactive effect to the stock bonus and stock split approved on April 30, 2003 and the stock bonus approved on April 29, 2004 (Note 16.1 and

     Note 26(b))                                                                              653,344           562,801
Common shares - no par value
     102,936,448 shares issued at December 31,2003 and 2002, after giving retroactive effect to the stock bonus and stock split approved on April 30,
     2003 and the stock bonus approved on April 29, 2004 (Note 16.1 and

     Note 26(b))                                                                              329,257           281,158
Additional paid-in capital                                                                      3,271             2,086
Treasury stock - 690,000  preferred  shares at December 31, 2003 after giving retroactive  effect to the stock bonus  approved on April 29, 2004 (Note
     26(b))                                                                                   (5,920)               -
Legal reserve                                                                                  63,834            36,105
Retained earnings                                                                           1,161,527           936,612
Cumulative other comprehensive loss
  - Foreign currency translation adjustment                                                 (790,731)         (935,133)
  - Additional minimum pension liability                                                     (11,519)          (16,309)
  - Unrealized loss on cash flow hedge                                                            -             (2,310)
                                                                                       ---------------   ---------------
                              Total shareholders' equity                                    1,403,063           865,010
                                                                                       ---------------   ---------------
                              Total liabilities and shareholders' equity                    4,770,834         4,000,301
                                                                                       ===============   ===============

        The accompanying notes are an integral part of these consolidated financial statements.


                                   GERDAU S.A.
                        CONSOLIDATED STATEMENTS OF INCOME
              for the years ended December 31, 2003, 2002 and 2001
  (in thousands of U.S. Dollars, except number of shares and per share amounts)

--------------------------------------------------------------------------------


                                                          NOTE            2003               2002                 2001
                                                         --------   -----------------  ------------------  -----------------
Sales                                                                      5,033,472           3,664,920          2,751,872
   Less: Federal and state excise taxes                                    (414,198)           (344,654)          (311,223)
   Less: Discounts                                                          (88,305)            (55,340)           (39,511)
                                                                    -----------------  ------------------  -----------------
Net sales                                                                  4,530,969           3,264,926          2,401,138
   Cost of sales                                                         (3,445,564)         (2,349,636)        (1,722,228)
                                                                    -----------------  ------------------  -----------------
Gross profit                                                               1,085,405             915,290            678,910
   Sales and marketing expenses                                            (146,388)           (112,645)          (105,801)
   General and administrative expenses                                     (241,854)           (221,895)          (181,108)
                                                                    -----------------  ------------------  -----------------
Operating income                                                             697,163             580,750            392,001

   Financial expenses                                                      (416,953)           (292,463)          (166,496)
   Foreign exchange gains (losses), net                                      162,190           (131,684)           (71,773)
   Financial income                                                           62,036             100,350             55,002
   Equity in earnings (losses) of unconsolidated                              22,062            (10,057)             18,324
   companies, net
   Other non-operating expense, net                                            (824)            (18,178)            (7,853)
                                                                    -----------------  ------------------  -----------------
Income before income taxes and minority interest                             525,674             228,718            219,205

Provision for income taxes                                    17
   Current                                                                  (87,812)            (27,065)           (40,981)
   Deferred                                                                  121,925              20,507           (13,666)
                                                                    -----------------  ------------------  -----------------
                                                                              34,113             (6,558)           (54,647)
                                                                    -----------------  ------------------  -----------------
Income before minority interest                                              559,787             222,160            164,558

Minority interest                                                           (49,623)               9,667              2,795
                                                                    -----------------  ------------------  -----------------
Net income                                                                   510,164             231,827            167,353
                                                                    =================  ==================  =================

PER SHARE DATA (IN US$)                                       18
Basic earnings per share
    Preferred                                                                   1.72                0.78               0.59
    Common                                                                      1.72                0.78               0.53

Diluted earnings per share
    Preferred                                                                   1.72                0.78               0.59
    Common                                                                      1.72                0.78               0.53

Number of weighted-average common shares outstanding
after giving retroactive effect to stock bonus and
reverse stock split (Note 16.1 and Note 26 (b)) - Basic                  102,936,448         102,686,166        102,393,254
                                                                    =================  ==================  =================

Number of weighted-average common shares outstanding
after giving retroactive effect to stock bonus and
reverse stock split (Note 16.1 and Note 26 (b)) - Diluted                102,936,448         102,686,166        102,921,254
                                                                    =================  ==================  =================
Number of weighted-average preferred shares outstanding
after giving retroactive effect to stock bonus and
reverse stock split  (Note 16.1 and Note 26 (b)) - Basic                 193,742,824         193,307,254        192,685,184
                                                                    =================  ==================  =================
Number of weighted-average preferred shares outstanding
after giving retroactive effect to stock bonus and
reverse stock split (Note 16.1 and Note 26 (b)) - Diluted                194,047,622         193,307,254        193,741,184
                                                                    =================  ==================  =================

       The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                     (LOSS) for the years ended December 31,
                               2003, 2002 and 2001
                         (in thousands of U.S. Dollars)

--------------------------------------------------------------------------------



                                                                                   2003               2002              2001
                                                                              ----------------  ----------------- -----------------
       NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENT OF INCOME                 510,164            231,827           167,353
       Foreign currency translation adjustments                                       144,402          (311,071)         (129,395)
       Pension fund additional minimum liability                                        4,790           (16,309)              -
       Cash flow hedge                                                                  2,310            (2,310)              -
                                                                              ----------------  ----------------- -----------------
       COMPREHENSIVE INCOME (LOSS) FOR THE YEAR                                       661,666          ( 97,863)            37,958
                                                                              ================  ================= =================


        The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                     EQUITY for the years ended December 31,
                               2003, 2002 and 2001
                (in thousands of U.S. Dollars, except share data)
               --------------------------------------------------

                                                                                           ADDITIONAL
                                                                  PREFERRED     COMMON      PAID-IN     TREASURY       LEGAL
                                                          NOTE     SHARES       SHARES      CAPITAL       STOCK       RESERVE
                                                         ------- ------------ ----------- ------------- ----------- ------------
BALANCES AS OF JANUARY 1(0), 2001                                      558,971     279,243           -           -        46,07
Net income                                                                 -           -             -           -            -
Foreign currency translation adjustment                                    -           -             -           -            -
Dividends (interest on equity) - $0.23 per Common share
     and $0.25 per Preferred share (*)                    16.4.            -           -             -           -            -
Transfer to legal reserve                                                  -           -             -           -        9,999
                                                                 ------------ ----------- ------------- ----------- ------------
BALANCES AS OF DECEMBER 31, 2001                                     558,971     279,243             -           -       56,074
Capital increase by conversion of debentures                           3,830       1,915             -           -            -
Net income                                                                 -           -             -           -            -
Foreign currency translation adjustment                                    -           -             -           -            -
Pension fund additional minimum liability                                  -           -             -           -            -
Unrealized loss on cash flow hedge, net of tax                             -           -             -           -            -
Excess of sale price over cost on treasury stock                           -           -         2,086           -            -
Dividends (interest on equity) - $0.26 per Common share
     and    $0.26 per Preferred share (*)                  16.4            -           -             -           -            -
Transfer from legal reserve                                                -           -             -           -     (19,969)
                                                                 ------------ ----------- ------------- ----------- ------------

BALANCES AS OF DECEMBER 31, 2002                                     562,801     281,158         2,086            -      36,105
Capitalization of reserves                                 16.4       90,543      48,099             -            -           -
Net income                                                                 -           -             -            -           -
Appropriation of reserves                                  16.2            -           -         1,061            -      27,729
Purchase of treasury preferred shares                      16.1                                             (5,920)
Foreign currency translation adjustment                                    -           -             -           -            -
Reduction of pension fund additional minimum liability                     -           -             -           -            -
Reversal of unrealized loss on cash flow hedge, net of                     -           -             -           -            -
tax
Dividends (interest on equity) - $0.40 per Common share                    -           -             -           -            -
     and                                                   16.4
     $0.40 per Preferred share (*)
Stock option plan expense recognized during the period     3.13            -           -           124           -            -
                                                                 ------------ ----------- ------------- ----------- ------------

BALANCES AS OF DECEMBER 31, 2003                                     653,344     329,257         3,271      (5,920)      63,834
                                                                 ============ =========== ============= =========== ============


Table Continued


                                                                           OTHER
                                                          RETAINED     COMPREHENSIVE
                                                          EARNINGS         LOSS             TOTAL
                                                         ----------- ------------------ --------------
BALANCES AS OF JANUARY 1(0), 2001                           676,037        (494,667)        1,065,659
Net income                                                  167,353                -          167,353
Foreign currency translation adjustment                           -        (129,395)        (129,395)
Dividends (interest on equity) - $0.23 per Common share
     and $0.25 per Preferred share (*)                     (70,897)                -         (70,897)
Transfer to legal reserve                                   (9,999)                -                -
                                                         ----------- ------------------ --------------
BALANCES AS OF DECEMBER 31, 2001                            762,494        (624,062)        1,032,720
Capital increase by conversion of debentures                      -                -            5,745
Net income                                                  231,827                -          231,827
Foreign currency translation adjustment                           -        (311,071)        (311,071)
Pension fund additional minimum liability                         -         (16,309)         (16,309)
Unrealized loss on cash flow hedge, net of tax                    -          (2,310)          (2,310)
Excess of sale price over cost on treasury stock                  -                             2,086
Dividends (interest on equity) - $0.26 per Common share
     and    $0.26 per Preferred share (*)                  (77,678)                -         (77,678)
Transfer from legal reserve                                 19,969               -                 -
                                                         ----------- ------------------ --------------

BALANCES AS OF DECEMBER 31, 2002                            936,612      (953,752)           865,010
Capitalization of reserves                                (138,642)              -                 -
Net income                                                  510,164              -           510,164
Appropriation of reserves                                  (28,790)              -                 -
Purchase of treasury preferred shares                             -                          (5,920)
Foreign currency translation adjustment                           -        144,402           144,402
Reduction of pension fund additional minimum liability            -          4,790             4,790
Reversal of unrealized loss on cash flow hedge, net of            -          2,310             2,310
tax
Dividends (interest on equity) - $0.40 per Common share                          -
     and                                                  (117,817)                        (117,817)
     $0.40 per Preferred share (*)
Stock option plan expense recognized during the period            -              -               124
                                                       ------------ ------------------ --------------

BALANCES AS OF DECEMBER 31, 2003                          1,161,527      (802,250)         1,403,063
                                                       ============ ================== ==============



(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 16.1 and Note 26(b). Preferred treasury stock shares for the year ended December 31, 2003 are not considered to be outstanding.


        The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2003, 2002 and 2001
                         (in thousands of U.S. Dollars)

--------------------------------------------------------------------------------


                                                                                     2003           2002           2001
                                                                                 -------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                        510,164        231,827         167,353
   Adjustments to reconcile net income to cash flows
      from operating activities:
       Depreciation and amortization                                                 182,403        178,805         135,878
       Equity in earnings (losses) on non-consolidated companies, net               (22,062)         10,057        (18,324)
       Foreign exchange (gains) losses, net                                        (162,190)        266,594          71,773
       Unrealized losses (gains) on derivative instruments                            78,257       (58,772)               -
       Minority interest                                                              49,623        (9,667)         (2,795)
       Deferred income taxes                                                       (121,925)       (20,507)          13,666
       (Gain) loss on dispositions of property, plant and equipment                  (1,913)            997          10,395
       Provision for doubtful accounts                                                 6,714          1,310           6,743
       Provision for contingencies                                                    43,106         20,773         (4,099)

       CHANGES IN ASSETS AND LIABILITIES:

           Increase in accounts receivable                                          (80,017)       (28,657)        (16,948)
           Increase in inventories                                                  (74,248)       (94,477)        (57,563)
           Increase (decrease) in accounts payable and accrued liabilities           100,298        (9,632)          66,496
           Decrease (increase) in other assets and liabilities, net                 (39,733)      (138,196)          22,867
                                                                                 -------------  -------------  -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            468,477        350,455         395,442
                                                                                 -------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Additions to property, plant and equipment                                      (297,755)      (185,892)       (244,021)
   Proceeds from dispositions of property, plant and equipment                         2,284          6,029          11,482
   Acquisitions of equity and cost investments                                       (7,680)              -               -
   Acquisition of additional interest in Gerdau Ameristeel                           (7,050)              -               -
   Dispositions of investments                                                             -              -          29,850
   Cash paid for acquisitions in 2002, mainly Acominas                                     -      (412,150)               -
   Cash acquired in acquisitions in 2002                                                   -         19,954               -
   Purchases of short-term investments                                             (959,522)      (847,806)       (282,967)
   Proceeds from maturities and sales of short-term investments                    1,102,314        847,108         223,874
    Cash received from joint ventures                                                  1,692              -               -
                                                                                 -------------  -------------  -------------
NET CASH USED IN INVESTING ACTIVITIES                                              (165,717)      (572,757)       (261,782)
                                                                                 -------------  -------------  -------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2003, 2002 and 2001
                         (in thousands of U.S. Dollars)

--------------------------------------------------------------------------------


                                                                                     2003           2002           2001
                                                                                 -------------  -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends (interest on equity) paid                                         (122,262)       (74,265)       (64,399)
   (Purchase) sale of treasury shares                                                 (5,920)          2,318              -
   Decrease (increase) of restricted cash                                              13,593        (6,091)              -
   Debt issuance                                                                    1,997,978      1,186,109        377,633
   Repayment of debt                                                              (2,126,520)      (824,880)      (436,622)
   Net related party debt repayments                                                  (5,956)              -              -
                                                                                 -------------  -------------  -------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                 (249,087)        283,191      (123,388)
                                                                                 -------------  -------------  -------------

Effect of exchange rate changes on cash                                               (1,626)       (48,264)          5,127

Increase in cash                                                                       52,047         12,625         15,399
Cash at beginning of year                                                              40,457         27,832         12,433
                                                                                 -------------  -------------  -------------
CASH AT END OF YEAR                                                                    92,504         40,457         27,832
                                                                                 =============  =============  =============

SUPPLEMENTAL CASH FLOW DATA Cash paid during the year for:
   Interest (net of amounts capitalized)                                              127,413        123,680         83,258
   Income taxes                                                                       100,305         28,003         11,890

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCIAL ACTIVITIES:
   Purchase consideration, representing 51,503,960 Co-Steel shares at $2.51
   per share                                                                                         129,275
   Debentures converted into common and preferred shares                                               5,745


        The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------
1      OPERATIONS

       Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Argentina, Canada, Chile, the United States and Uruguay (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. The Company also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

       The Company manufactures steel products for use in civil constructions, manufacturing and agribusiness, as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, Argentina and Uruguay.

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

       The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3    CONTROLLING SHAREHOLDER

       As of December 31, 2003, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 48.22% (2002 - 48.31%) of the total capital of the Company. MG's share ownership consisted of 85.71% (2002 - 85.71%) of the Company's voting common shares and 28.31% (2002 - 28.44%) of its non-voting preferred shares.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------


3      SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1    CONSOLIDATION

       The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

                                                                                                    PERCENTAGE OF INTEREST (%)
                                                                                                   ------------------------------
                                                                                                       2003            2002
                                                                                                   -------------   --------------
          Aceros Cox S.A. (Chile)                                                                      100              100
          Armafer Servicos de Construcao Ltda. (Brazil)                                                100              100
          Gerdau AmeriSteel Corporation (Canada) and its subsidiaries:                                  69              74
              AmeriSteel Bright Bar Inc. (USA)                                                          69              74
              Gerdau Ameristeel MRM Special Sections Inc. (Canada)                                      69              74
              Gerdau Ameristeel Cambridge Inc. (Canada) (a)                                             -               74
              Gerdau Ameristeel Perth Amboy Inc. (USA)                                                  69              74
              Gerdau Ameristeel Sayreville Inc. (USA)                                                   69              74
              Gerdau Ameristeel US Inc. (USA) (b)                                                       69              74
          Gerdau Acominas S.A. (c)                                                                      92              79
          Gerdau Aza S.A. (Chile)                                                                      100              100
          Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned
              subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries                               100              100
          Gerdau Laisa S.A. (Uruguay)                                                                   99              99
          Seiva S.A. - Florestas e Industrias (Brazil) and subsidiaries                                 97              97

       (a)During 2003, Gerdau Ameristeel Cambridge Inc. amalgamated with Gerdau AmeriSteel Corporation
       (b)Formerly known as Ameristeel Corp.
       (c)As described in Note 4.1, Gerdau Acominas was formerly known as Aco Minas Gerais S.A. ("Acominas")

       The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies which meet the criteria for consolidation under US GAAP which consist of holding companies for its investments in the operating companies and for financing transactions.

       The consolidated financial statements include the results of operations of Gerdau AmeriSteel Corporation (formerly known as Co-Steel Inc.) and its subsidiaries (Note 4.4) for the period from October 23, 2002 (the date of acquisition). The results of Acominas for the year ended December 31, 2002 have been accounted for following the equity method up to February 13, 2002, (the date of acquisition of a controlling interest) and have been consolidated as from such date.

       All significant intercompany balances and transactions have been eliminated on consolidation.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

3.2     USE OF ESTIMATES

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, useful lives of assets, valuation allowances for income taxes, actuarial assumptions, utilized in the calculation of employee benefit obligations, contingencies and environmental liabilities. Actual results could differ from those estimates.

3.3     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents are considered to be all highly liquid temporary cash investments, mainly deposits, with original maturity dates of three months or less.

3.4    SHORT-TERM INVESTMENTS

       Short-term investments consist of bank certificates of deposit and trading securities including investments held in a fund administered by a related party for the exclusive use of the Company (Note 9). The certificates of deposit and trading securities have maturities ranging from four months to one year at the time of purchase. Certificates of deposit are stated at cost plus accrued interest. Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income.

3.5    TRADE ACCOUNTS RECEIVABLE

       Accounts receivable are stated at estimated realizable values. Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

3.6    INVENTORIES

       Inventories are valued at the lower of cost or replacement or realizable value. Cost is determined using the average cost method.

3.7     PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction phase of major new facilities. Interest capitalized on loans denominated in reais includes the effect of indexation of principal required by certain loan agreements. Interest capitalized on foreign currency borrowings excludes the effects of foreign exchange gains and losses.

        Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets: 10 to 30 years for buildings and improvements, 4 to 15 years for machinery and equipment, 10 years for furniture and fixtures, and 5 years for vehicles and computer equipment. Assets under construction are not depreciated until they are in condition to be placed into service. Major renewals and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Any gain or loss on the disposal of property plant and equipment is recognized on disposal. During the year ended December 31, 2002 certain subsidiaries changed the depreciable lives of certain buildings and equipment to reflect updated estimates of their economic lives. The effect of this change in an accounting estimate reduced depreciation expense in 2002 by $ 3.2 million.

       The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset or group of such assets is considered impaired by the Company when the anticipated undiscounted cash flow from such asset(s) is separately identifiable and less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

3.8    EQUITY INVESTMENTS

       Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2003, the Company's equity investments are comprised of: (a) a 38.18% (2002 - 38.18%) interest in the capital of Sipar Aceros S.A. - Sipar, (b) a 50.00% (2002 - 50.00%) interest in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, (c) a 50.00% (2002 - 50.00%) interest in Armacero Industrial y Comercial Limitada and (d) a 51.82% (2002 - 21.82%) interest in Dona Francisca Energetica S.A. (See Note 4.2).

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

       Effective January 1, 2002, the Company adopted SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". Under this standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of "reporting units" and the estimation of fair value. During the year ended December 31, 2001 goodwill resulting from acquisitions was amortized over 20 to 25 years, the estimated lives of the related benefits.

       During the years ended December 31, 2003 and 2002 goodwill was tested for impairment and no impairment charges were recorded.

       Had goodwill not been amortized in the year ended December 31, 2001, net income would have been $171,355, Earnings per share had goodwill not been amortized for the year ended December 31, 2001 are presented in Note 11.

3.11    PENSION AND OTHER POST-RETIREMENT BENEFITS

       The Company accrues its obligations under pension and other post-retirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively (Note 12).

       The cost of pensions and other post-retirement benefits is actuarially determined using the projected unit credit method based on management's best estimates of expected investment performance for funded plans, salary increases, retirement ages of employees and expected health care costs. Assets of funded pension plans are valued at fair value. The excess of the net actuarial gains or losses over 10% of the greater of the benefit obligation and the fair value of the assets is amortized over the average remaining service period of the active employees (corridor approach).

       An additional minimum liability is recognized in "Cumulative other comprehensive loss" in shareholders' equity if the

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       unfunded accumulated benefit obligation ("ABO") exceeds the fair value of plan assets and this amount is not covered by the pension liability recognized in the balance sheet. An additional minimum liability has been recognized as of December 31, 2003 and 2002 in relation to pension plans offered to employees in North America.

3.12    COMPENSATED ABSENCES

        Compensated absences are accrued over the vesting period.

3.13    STOCK BASED COMPENSATION PLANS

       Gerdau Ameristeel Corp and subsidiaries and Gerdau (as from April 30,
       2003) maintain stock based compensation plans (Note 24). The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.


                                                                                         2003          2002          2001
                                                                                       ----------  -------------  ------------

       Net income as reported                                                            510,164        231,827       167,353
       Reversal of stock-based compensation cost included in the determination of
           net income as  reported                                                           124            102         (487)
       Stock-based compensation cost  following the fair value method                      (556)          (247)           354
                                                                                       ----------  -------------  ------------
       Pro-forma net income                                                              509,732        231,682       167,220
                                                                                       ==========  =============  ============
       Earnings per share - basic

       Common - As reported and pro-forma                                                   1.72           0.78          0.53
       Preferred- As reported and pro-forma                                                 1.72           0.78          0.59

       Earnings per share - diluted
       Common

       As reported                                                                          1.72           0.78          0.53
       Pro-forma                                                                            1.71           0.78          0.53

       Preferred

       As reported                                                                          1.72           0.78          0.59
       Pro-forma                                                                            1.71           0.78          0.59


3.14   REVENUE RECOGNITION

        Revenues from sales of products are recognized when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

3.15     INCOME TAXES

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the application of the liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

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

       In calculating earnings per share ("EPS") through December 31, 2001, preferred stock has been treated as a participating security and the Company has adopted the two-class method. This method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to the dividends declared and the participation rights to undistributed earnings. Under this method, net income is first reduced by the amount of dividends declared in the current period for each class of stock; the remaining earnings are then allocated to common stock and participating securities to the extent that each security may share in earnings. The total earnings allocated to each security (i.e. actual dividends declared and the amount allocated for the participation feature) is then divided by the weighted average number of shares outstanding during the period.

           Basic EPS excludes dilution, while diluted EPS for the year ended December 31, 2001 reflects the potential dilution that could occur if the convertible debentures were converted into shares. In calculating diluted EPS, interest expense net of tax on the convertible securities is added back to "Allocated net income available to Common and Preferred shareholders", with the resulting amount divided by the number of dilutive shares outstanding. Convertible debentures are considered in the number of dilutive Common and Preferred shares outstanding. See Note 18.

       During the year ended December 31, 2002 all outstanding convertible debentures issued by Gerdau were converted into shares. No other instruments that could have a dilutive effect are outstanding as of December 31, 2002.

       During the year ended December 31, 2003 diluted EPS reflects the potential dilution resulting from options granted during that year to acquire shares of Gerdau S.A. The Company uses the "treasury Stock" method to compute the dilutive effect of such stock options.

       All EPS data is calculated giving retroactive consideration to the stock bonus and the reverse stock split approved on April 30, 2003 as well as to the stock bonus approved on April 29, 2004 (See Note 26(b)). EPS is presented on a per share basis (Note 18).

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------
3.17    DIVIDENDS AND INTEREST ON EQUITY

        The Company's By-Laws of Gerdau require it to pay to its Common and Preferred shareholders annual dividends of at least of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in these financial statements once declared by the Annual General Meeting.

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

3.19     ADVERTISING COSTS

       Advertising costs included in selling and marketing expenses were $12,884, $9,386 and $9,144 for the years ended December 31, 2003, 2002, and 2001 respectively. No advertising costs have been deferred at the balance sheet dates.

3.20   TREASURY STOCK

       Common and preferred shares reacquired are recorded under "Treasury stock" within shareholders' equity at cost. Sales of treasury stock are recorded at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

3.21     DERIVATIVE FINANCIAL INSTRUMENTS

       Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

       To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes either in its fair value in relation to the fair value of the item being hedged or with respect to changes in the cash flows, both at inception and over the life of the contract.

       The Company held derivatives (swaps) which qualified as cash flows hedges only in the subsidiaries in North America. Swaps are recognized on the balance sheet at fair value with unrealized gains and losses on the mark-to market valuation of the swaps qualifying for cash flow hedge recorded in other comprehensive income (loss) except for any ineffective portion which is recorded against income.

3.22     RECLASSIFICATIONS

       Certain reclassifications have been made to the financial statements for year ended December 31, 2002 to conform to the presentation in the current year. Such reclassifications had no effect on amounts previously reported for net income or shareholder's equity.

3.23     RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

       In December 2003, the FASB issued FIN 46R - "Consolidation of Variable Interest Entities, (revised December 2003)". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or
       (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

       The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

       In March 2004 the American Institute of Certified Public Accountants issued a letter to the Securities & Exchange Commission ("SEC") regarding application of FIN 46 to foreign private issues and the SEC issued a letter indicating that it would not object the conclusions as to the effective date of FIN 46 for private issuers, like the Company. Under the letter as the company presents through December 31, 2003 only financial information under US GAAP on an annual basis the provisions of FIN 46 apply to SPEs for periods beginning after January 1, 2004 and to non-SPEs for periods ending December 31, 2004. If the Company begins to disclose as from the first quarter of 2004 financial information under US GAAP on a quarterly basis FIN 46 would become effective both for SPEs and non-SPES for the period ended March 31, 2004.

       The Company is evaluating the effect of implementing FIN 46R (for periods commencing after January 1, 2004) with respect to consolidating variable interest entities which are not SPEs, in particular with respect to its investment in Dona Francisca Energetica S.A. and to its equity investments in North America on which it owns 50% (Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail)

       In May 2003 FASB issued SFAS No. 150 - "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect SFAS 150 to have a material impact on the financial statements.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

4      ACQUISITIONS

4.1      ACOMINAS

       COMMON CONTROL TRANSACTION DURING THE YEAR ENDED DECEMBER 31, 2003

       On November 28, 2003 Gerdau transferred all the assets and liabilities of its steel operations in Brazil to its subsidiary Acominas as a capital contribution. The other shareholders made no contributions and as a result Gerdau increased its ownership in voting and total shares of Acominas from 78.9% to 92.15%. The company was renamed Gerdau Acominas S.A. ("Gerdau Acominas").

       In accordance with SFAS 141, this transaction is defined as a common control transaction (because the transaction did not involve the acquisition of shares held by minority shareholders, but rather the issuance of new shares to the Company by Acominas) and is accounted for using the carrying value of assets and liabilities being transferred. The decrease in the minority interest in Acominas as the result of the increase in participation from 78.9% to 92.15% exceeds the increase in minority interest resulting from transferring net assets previously wholly owned to Acominas on which the Company has, as the result of the transaction, a 92.15% participation. The resulting net credit amounted to $130,034 and was allocated, considering deferred income tax effects, to reduce the carrying value of property, plan and equipment of Gerdau Acominas.

       BUSINESS COMBINATION DURING THE YEAR ENDED DECEMBER 31, 2002

       On February 13, 2002 and October 18, 2002 Gerdau acquired an additional 16.12% and 24.79%, respectively, of voting and total shares of Acominas. The acquisition in February 2002 increased the interest of Gerdau in the voting stock to 54.0% and, since this acquisition date, the financial position, results of operations and cash flows have been consolidated in the results of Gerdau.

       The total purchase price, which was paid in cash, was $ 179,042 for the shares acquired in February 2002 and $ 226,730 for the shares acquired in October 2002. No goodwill resulted from the acquisitions. The excess of fair value of assets acquired and liabilities assumed in relation to the purchase price was allocated to reduce the value of long-lived assets acquired.

       The following table summarizes the estimated fair value of assets acquired and liabilities assumed at February and October 2002:


                                                                                FEBRUARY 2002             OCTOBER 2002
                                                                            -----------------------   ----------------------
           Current assets                                                                  313,023                  246,176
           Property, plant and equipment                                                 1,280,382                1,167,590
           Other assets                                                                     79,962                   73,312
           Current liabilities                                                           (363,771)                (298,894)
           Non-current liabilities                                                       (198,915)                (273,583)
                                                                            -----------------------   ----------------------
           Net assets acquired                                                           1,110,681                  914,601

           Percentage acquired                                                              16.12%                   24.79%
                                                                            -----------------------   ----------------------
           Purchase price                                                                  179,042                  226,730
                                                                            =======================   ======================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

4.2    DONA FRANCISCA ENERGETICA S.A.

       On December 24, 2002, Gerdau signed a contract to purchase 199.8 million common shares of Dona Francisca Energetica S.A. ("Dona Francisca") which represent 30% of the total number of shares. The payment for the purchase and the transfer of shares was made on January 10, 2003. Dona Francisca is a non-public corporation which has as its business purposes: (a) to build and own a hydroelectric power plant, known as Usina Hidroeletrica Dona Francisca, (b) to operate such plant, (c) to provide technical assistance services in its area of specialty, and (d) to participate in other companies if related to the construction and operation of the plant or as a temporary financial investment. With this purchase, our ownership percentage of voting shares in Dona Francisca increased from 21.82% to 51.82%.

       In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 "Investor's Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an investment in subsidiary and accounted for using the equity method of accounting.

       The purchase price includes a fixed portion R$ 20.000.000 or $5,725 and a variable portion that depends on the outcome of certain contingencies potentially payable to the Mercado Atacadista de Energia ("MAE"). When a final determination is made in respect to the contingency involving the MAE, Gerdau could be required to pay up to approximately R$33,000 in additional purchase price for the shares, which is considered contingent consideration for accounting purposes and will be recognized as an expense if the contingency is resolved unfavorably.

       The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition. No goodwill resulted from the acquisition.

       Current assets                                       22,054
       Property plant and equipment                         78,223
       Other assets                                         29,590
       Current liabilities                                  (87,125)
                                                      -----------------
       Net assets acquired                                  42,742
                                                      -----------------
       Portion purchased - 30%                              12,823
       Purchase price                                        5,725
                                                     -----------------

       Excess of fair value of assets in
       relation to the purchase price
       allocated, to reduce the
          value of property plant and equipment              7,098
                                                     =================

4.3      MARGUSA

       On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Maranhao Gusa S.A. ("Margusa"), a producer of pig iron obtaining a 17% interest in the total and voting capital of Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18 million subject to adjustments that may result from a due diligence to be carried by the Company during 2004. The cash portion will be paid in 8 installments with the first paid on December 2003 and the remaining 7 installments payable during 2004. Control was transferred to the Company on January 5, 2004 which is considered the acquisition date for accounting purposes. As at December 31, 2003, the Company recorded the investment in Margusa at cost of $16,300, represented by a cash payment of $2,234 (corresponding to the first installment of the eight due) and the value of the forestry holdings transferred to Margusa of $14,066.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

4.4    CO-STEEL

       On October 23, 2002, the Company and the Canadian steelmaker Co-Steel Inc. ("Co-Steel") combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group (as defined below) in exchange for shares of Co-Steel representing 74% of the shares of the combined entity. The Gerdau North America Group is comprised of the operations of Gerdau in Canada (the "Gerdau Canada Group" comprising the entities currently named Gerdau Ameristeel MRM Special Sections Inc, Gerdau Ameristeel Cambridge Inc and certain holding companies) and in the United States (comprising the entities currently named Gerdau Ameristeel US Inc., Ameristeel Bright Bar Inc. and one holding company).

       Subsequently, on March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, Gerdau Ameristeel Corp. completed an exchange of minority shares of its subsidiary AmeriSteel Corporation ("Ameristeel", currently named Gerdau Ameristeel US Inc.) for shares of Gerdau AmeriSteel Corp. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,199,260 shares of Gerdau AmeriSteel, an exchange ratio of 9.4617 to one. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau AmeriSteel, and the participation of the Company in Gerdau AmeriSteel was reduced from 74% to 67%.

       The name of Co-Steel was changed to Gerdau AmeriSteel Corporation ("Gerdau Ameristeel") as part of the transaction. For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel on October 23, 2002 has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel since the Company, the original shareholder of the Gerdau North America Group, became the owner of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of operations of Co-Steel are consolidated from the date of the transaction. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition. No goodwill resulted from the acquisition.


       Current assets                                                                                               242,252
       Current liabilities                                                                                        (130,345)
       Property, plant and equipment                                                                                389,915
       Other assets                                                                                                   (177)
       Long-term debt                                                                                             (300,082)
       Other long-term liabilities                                                                                 (81,386)
       Net deferred income taxes                                                                                     15,768
                                                                                                              --------------
       Net assets acquired                                                                                          135,945
                                                                                                              --------------
       Purchase consideration, representing 51,503,960 Co-Steel shares at $2.51 per share                           129,275
       Plus transaction costs                                                                                         6,670
                                                                                                              --------------
                                                                                                                    135,945
                                                                                                              --------------


       The exchange on March 31, 2003 was accounted for as a step acquisition under the purchase method of accounting whereby the purchase price was allocated to the net assets acquired based upon their relative fair values. Goodwill of $2.2 million was created as a result of the exchange.

       On September 24, 2003, the Company purchased an additional 2,566,600 shares of Gerdau Ameristeel on the open market at a cost of $7.1 million. After this transaction, the Company held 68.6% of the outstanding shares.

GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

5      SHORT-TERM INVESTMENTS

                                                                                                  2003            2002
                                                                                              -------------   --------------
          Investment funds                                                                             132           32,364
          Investment funds administered by Banco Gerdau S.A. (related party)                        45,020           97,775
          Debt securities                                                                          121,947          228,758
          Equity securities                                                                         69,038            8,851
                                                                                              -------------   --------------
                                                                                                   236,137          367,748
                                                                                              =============   ==============


6         TRADE ACCOUNTS RECEIVABLE, NET

                                                                                                 2003             2002
                                                                                             --------------   --------------
          Trade accounts receivable                                                                493,333          376,940
          Less: allowance for doubtful accounts                                                   (27,476)         (15,139)
                                                                                             --------------   --------------
                                                                                                   465,857          361,801
                                                                                             ==============   ==============


7      INVENTORIES

                                                                                                 2003             2002
                                                                                             --------------   --------------
                                                                                                              --------------
          Finished products                                                                        302,701          331,926
          Work in process                                                                          111,718           87,728
          Raw materials                                                                            171,038           85,682
          Packaging and maintenance supplies                                                       198,657          105,833
          Advances to suppliers of materials                                                        13,847           21,637
                                                                                                              --------------
                                                                                             --------------   --------------
                                                                                                   797,961          632,806
                                                                                             ==============   ==============


8      TAX CREDITS

                                                                                                  2003              2002
                                                                                              -------------    --------------
         Brazilian value-added tax on sales and services - ICMS                                                        10,565
                                                                                                     30,677

         Brazilian excise tax -  (IPI)                                                                2,201               372

         Withholdings taxes                                                                              40             1,778
         Brazilian tax for financing of social integration program -PIS                               1,592             1,215

         Others                                                                                       3,443             1,024
                                                                                              -------------    --------------
                                                                                                     37,953            14,954
                                                                                              =============    ==============


9      BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                                                                  2003             2002
                                                                                             ---------------  ---------------
          Short-term investments - Funds administered by Banco Gerdau S.A. (i) (Note 5)              45,020           97,775
          Intercompany debt - MG (ii), presented under Other current liabilities                      1,173              277
          Loans and advances to directors, presented under Other non-current assets                   1,099            1,559
          Receivable from Sipar Aceros S.A., presented under Other non-current assets                 8,673            3,496
          Receivable from Fundacao Gerdau, presented under Other non-current assets                   5,802            2,226

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------
(i) Banco Gerdau is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The fund's investments consist of time deposits in major Brazilian banks and treasury bills of the Brazilian government. Income earned on the Company's investment in the fund aggregated $13,265 in 2003 and $9,469 in 2002, representing average yields of 25.8 % and 19.0 %, respectively.

(ii) Loans from MG as of December 31, 2003 and 2002 are denominated in Brazilian reais and bear interest at the average composite borrowing rate of the Conglomerate (20.32% as of December 31, 2003). Interest expense related to such loans aggregated $95 in 2003, $39 in 2002 and $20 in 2001, representing average effective rates of 20.3%, 23.0 % and 22.8 % respectively.

       In addition, INDAC - Industria, Administracao e Comercio S.A., holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt assumed by the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. Average amount of debt guaranteed during the year ended December 31, 2003 amounted to $ 255,206 (2002 - $243,105).

       During the year, the Company also paid a fee to Grupo Gerdau Empreendimentos Ltd, an affiliate holding company controlled by the Gerdau family, $195 (2002 - $205) for the use of the Gerdau name.

10     PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                                 2003             2002
                                                                                             --------------   --------------
          Buildings and improvements                                                               913,625          714,326
          Machinery and equipment                                                                2,166,415        2,006,922
          Vehicles                                                                                  11,567            9,540
          Furniture and fixtures                                                                    23,602           32,195
          Other                                                                                    148,921           91,649
                                                                                             --------------   --------------
                                                                                                 3,264,130        2,854,632
                 Less: accumulated depreciation                                                (1,385,604)        (989,415)
                                                                                             --------------   --------------
                                                                                                 1,878,526        1,865,217
          Land                                                                                     219,887          122,135
          Construction in progress                                                                 205,745           97,543
                                                                                             --------------   --------------
                 Total                                                                           2,304,158        2,084,895
                                                                                             ==============   ==============

        Construction in progress as of December 31, 2003 represents principally renewals and improvements in the manufacturing facilities of Gerdau and Gerdau Acominas in Brazil and real state and mining rights as described below. The Company capitalized interest on construction in progress in the amount of $7,112 in 2003, $10,370 in 2002 and $14,228 in 2001.

        As of December 31, 2003, machinery and equipment with a net book value of $186,807 was pledged as collateral for certain long-term debt.

       On December 10, 2003, Gerdau Acominas signed a purchase agreement to purchase certain real estate and mining rights located in Miguel Bournier, Varzea do Lopes and Gongo Soco in the state of Minas Gerais, Brazil. The agreed upon price for the purchase is $30 million, with $7.5 million already paid by December 31, 2003. A further $7.5 million will be payable upon the completion of the due diligence process, and the remaining 50% in June 2004. The $7.5 million that was paid prior to December 31, 2003 has been included in construction in progress, and the remaining payments will be recognized when paid.

GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

11     GOODWILL


                                                                          2003                             2002
                                                                -------------------------------   ------------------------------
                                                                  NORTH            SOUTH            NORTH           SOUTH
                                                                 AMERICA          AMERICA          AMERCIA          AMERICA
                                                             --------------   --------------   -------------    ----------------

       Balance at the beginning of the year                        114,374            2,452         114,374              533
       Goodwill arising on acquisition of minority
           interest of Ameristeel Corporation                        2,190                -               -                -
       Goodwill arising on acquisition of Armacero
           Industrial y Comercial Limitada.                              -                -               -            2,322
       Effect of exchange rate on goodwill of operations
           in South America                                              -              515               -            (403)
                                                             --------------   --------------   -------------   --------------
                                                             --------------   --------------   -------------   --------------

       Balance at the end of the year                              116,564            2,967         114,374            2,452
                                                             ==============   ==============   =============   ==============

       Goodwill allocated to North America at December 31, 2002 corresponds exclusively to the acquisition of Ameristeel Corporation (currently named Gerdau Ameristeel US Inc) in 1998. Goodwill allocated to South America corresponds to the investment in Armacero Industrial y Comercial Limitada.

       On March 31, 2003 $2.2 million of additional goodwill was recorded for North America as a result of the transaction described in Note 4.4.

       Up to December 31, 2001 goodwill was being amortized on a straight-line basis over 20 to 25 years, the estimated lives of related benefit. Had goodwill not been amortized during the year ended December 31, 2001 net income for that year would have been $ 171,353 and EPS would have been as follows:

       Basic and diluted earnings per share.
       Preferred                            $ 0.60
       Common                               $ 0.55


12     ACCRUED PENSION AND OTHER POST-RETIREMENT BENEFITS OBLIGATION

12.1   PENSION PLANS

        The Company and other related companies in the Conglomerate co-sponsor contributory pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Gerdau Acominas as from its consolidation. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries ("Gerdau Plan") and one plan for employees of Gerdau Acominas and its subsidiaries ("Gerdau Acominas Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

        Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees' compensation and totaled $697 in 2003, $634 in 2002 and $955 in 2001. Contributions and expenses to defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $2,600, $10,100 and $1,100 in 2003, 2002 and 2001, respectively.

GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       BRAZILIAN PLANS

        Net periodic pension cost relating to the defined benefit component of the Brazilian Plans, which includes as from 2002 the pension plan sponsored by Gerdau Acominas, was as follows:

                                                                                    2003              2002          2001
                                                                                --------------  --------------  --------------
       Service cost                                                                     5,374           4,867           1,989
       Interest cost                                                                   16,057          14,181           5,037
       Expected return on plan assets                                                (21,712)        (17,825)         (4,573)
       Plan participants' contributions                                               (1,375)         (1,001)               -
       Amortization of unrecognized gains and losses, net                             (1,569)         (1,142)           (475)
       Amortization of prior service cost                                                 941             294               -
       Amortization of unrecognized transition obligation                               (284)             398             865
                                                                                --------------  --------------  --------------
              Net pension expense (benefit)                                           (2,568)           (228)           2,843
                                                                                ==============  ==============  ==============

       The funded status of the defined benefit components of the Brazilian
       Plans was as follows:

                                                                                                 2003              2002
                                                                                            ---------------
       Plan assets at fair value                                                                   291,120           184,850
       Projected benefit obligation                                                                198,789           135,455
                                                                                            ---------------
       Funded status                                                                                92,331            49,395

       Unrecognized net transition obligation                                                      (2,422)           (1,652)
       Unrecognized prior service cost                                                               3,566             3,160
       Unrecognized net gains and losses                                                          (73,903)          (37,794)
                                                                                            ---------------
       Amounts recognized in the balance sheet, net                                                 19,572            13,109
                                                                                            ===============   ===============

       Additional information required by SFAS 132 "Employers' Disclosures about
       Pensions and Other Postretirement Benefits" for the Brazilian Plans is as follows:

                                                                                                2003              2002
                                                                                           ----------------  ----------------
       Change in benefit obligation
           Benefit obligation at the beginning of the year                                         135,455            55,597
           Consolidation of Gerdau Acominas                                                                          119,915
           Service cost                                                                              5,374             4,867
           Interest cost                                                                            16,057            14,181
           Actuarial loss                                                                           14,678             9,838
           Benefits paid                                                                           (4,997)           (4,453)
           Effect of exchange rate changes                                                          32,222          (64,490)
                                                                                           ----------------  ----------------
           Benefit obligation at the end of the year                                               198,789           135,455
                                                                                           ----------------  ----------------

                                                                                                 2003             2002
                                                                                            ---------------  ---------------
       Change in plan assets
           Fair value of plan assets at the beginning of the year                                  184,850           62,222
           Consolidation of Gerdau Acominas                                                                         159,931
           Actual return on plan assets                                                             61,345           47,691
           Employer contributions                                                                    3,360            2,750
           Plan participants' contributions                                                          1,375            1,001
           Benefits paid                                                                           (4,997)          (4,453)
           Effect of exchange rate changes                                                          45,187         (84,292)
                                                                                            ---------------  ---------------
           Fair value of plan assets at the end of the year                                        291,120          184,850
                                                                                            ---------------  ---------------

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider inflation of 6% (5% for the years ended December 31, 2002 and 2001).

                                                                2003                    2002                    2001
                                                         --------------------    --------------------    -------------------
       Weighted-average discount rate                           11.3%                   10.3%                   9.7%
       Rate of increase in compensation                     8,68% - 9,20%               9.2%                    8.7%
       Long-term rate of return on plan assets                 12.35%                   10.3%                   9.7%

       Brazilian Plan assets as of December 31, 2003 include shares of Gerdau Acominas and of Gerdau in the amounts of $14,684 and $13,197, respectively (2002 - $12,007 and $5,258, respectively).

        The Brazilian plans are administrated by Gerdau - Sociedade de Previdencia Privada ("Gerdau Plan") and Fundacao Acominas de Seguridade Social - Acos ("Gerdau Acominas Plan"). The pension plan accumulated benefit obligation weighted-average asset allocations at December 31, 2003 and 2002, and the target allocation for 2004, by asset category, and the accumulated benefit obligation are as follows:

                                                               GERDAU PLAN                      GERDAU ACOMINAS PLAN
                                                    ----------------------------------   -----------------------------------
                                                         2003               2002              2003                2002
                                                    ----------------   ---------------   ----------------    ---------------
       Accumulated benefit obligation                        26,793            19,817            129,749             82,664

       ALLOCATION OF ASSETS BY CATEGORY AS OF

       DECEMBER 31

       Equity Securities                                     40.96%            23.20%             12.84%             13,60%
       Fixed income                                          59.04%            76.80%             82.07%             79.10%
       Real estate                                                -                 -              3.84%              6.02%
       Loans                                                      -                 -              1.25%              1.28%
                                                    ----------------   ---------------   ----------------    ---------------
       Total                                                   100%              100%               100%               100%
                                                    ================   ===============   ================    ===============

                                                                                                               PLANO GERDAU
                                                                                            PLANO GERDAU           ACOMINAS
                                                                                         ----------------    ---------------
       TARGET ALLOCATION OF ASSETS FOR 2004

       Equity securities                                                                             40%              7.61%
       Fixed Income                                                                                  60%             87.00%
       Real estate                                                                                     -              4.10%
       Loans                                                                                           -              1.29%
                                                                                         ----------------    ---------------
       Total                                                                                        100%               100%
                                                                                         ================    ===============


        The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil's sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The devised asset mix is composed by fixed income investments and equities. The fixed income target allocation ranges from 60% to 100% and equities target allocation ranges from 0% to 40%. The 2004 expected return for this asset mix is 12.35%. The expected employer contributions for 2004 are $553.

        The Gerdau Acominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income target allocation ranges from 57% to 100%, equities target allocation ranges from 0% to 35%, real stated allocation ranges from 0% to 5% and loans allocation range from 0% to 5%. The expected employer contributions for 2004 are $4,231.

        Brazilian plans uses a measurement date of December 31.

        NORTH AMERICAN PLANS

       The components of net periodic pension cost for the North American Plans are as follows:


                                                                                    2003           2002            2001
                                                                               --------------- -------------- ---------------
          Service cost                                                                  8,330          5,606           4,947
          Interest cost                                                                20,831         12,830          10,921
          Expected return on plan assets                                             (18,505)       (13,536)        (12,258)
          Amortization of prior service cost                                              461            388             282
          Amortization of unrecognized gains and losses, net                              956              4           (134)
                                                                                --------------- -------------- ---------------
                 Net pension expense                                                   12,073          5,292           3,758
                                                                               =============== ============== ===============

        The funded status of the North American Plans is as follows:

                                                                                                   2003           2002
                                                                                               -------------- --------------
       Plan assets at fair value                                                                     278,243        206,070
       Projected benefit obligation                                                                   359,568       301,352
                                                                                               -------------- --------------
       Funded status                                                                                (81,325)       (95,282)
       Unrecognized prior service cost                                                                 2,673          2,564
       Unrecognized transition liability                                                               1,905          1,702
       Unrecognized net gains and losses                                                              39,067         52,139
       Additional minimum liability                                                                 (18,642)       (27,763)
                                                                                               -------------- --------------
       Accrued pension liability recognized in the balance sheet                                    (56,322)       (66,640)
                                                                                               ============== ==============

       Additional information required by SFAS No 132 for the North American
       Plans is as follows:

                                                                                                    2003           2002
                                                                                                 ------------   ------------
       Change in benefit obligation
           Benefit obligation at the beginning of the year                                           301,352        164,260
             Acquisition of Co-Steel                                                                                111,530
           Service cost                                                                                8,330          5,606
           Interest cost                                                                              20,831         12,830
             Actuarial loss                                                                           11,248         13,659
           Benefits paid                                                                              (14,917)      (8,765)
           Foreign exchange loss                                                                      32,724
            Amendments                                                                                                2,232
                                                                                                 ------------   ------------
           Benefit obligation at the end of the year                                                 359,568        301,352
                                                                                                 ------------   ------------

                                                                                                    2003           2002
                                                                                                 ------------   ------------
       Change in plan assets
           Plan assets at the beginning of the year                                                   206,070       133,827
            Acquisition of Co-Steel                                                                                  79,628
            Employer contributions                                                                    18,470         10,142
           Benefits paid                                                                              (14,917)      (8,765)
           Actual return on assets                                                                    42,447        (8,762)

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

           Foreign exchange gain                                                                      26,173
                                                                                                 ------------   ------------
           Plan assets at the end of the year                                                        278,243        206,070
                                                                                                 ------------   ------------

       Assumptions used in accounting for the North American Plans were:



                                                                         2003                2002                 2001
                                                                    ----------------    ----------------     ----------------
          Weighted-average discount rate                             6.25% - 6.50%         6.5%-6.8%             7%-7.3%
          Rate of increase in compensation                           2.50% - 4.50%         4.3%-4.5%            2.5%-4.5%
          Long-term rate of return on plan assets                    7.25% - 8.40%         7.5%-9.3%             7%-9.3%

       The pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows.


       ASSET CATEGORY                                                                         PLAN ASSETS AT DECEMBER 31,
                                                                                            --------------------------------
                                                                                                 2003              2002
                                                                                            ---------------    -------------
       Equity securities                                                                             70.4%            66.3%
       Debt securities                                                                               23.9%            28.5%
       Real estate                                                                                    0.5%             0.5%
       Other                                                                                          5.2%             4.7%
                                                                                            ---------------    -------------
       Total                                                                                          100%             100%
                                                                                            ===============    =============

       The subsidiaries in North America have an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

       The Company expects to contribute $4.6 million to its pension plans and $980 thousand to its other postretirement benefit plans, described below, in 2004.

       North America plans uses a measurement date December 31.

12.2   OTHER POST-RETIREMENT BENEFITS

       The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

       The components of net periodic pension cost for the post-retirement health benefits are as follows:


                                                                                2003             2002             2001
                                                                            --------------   --------------  ---------------
       Service cost                                                                   880              341              247
       Interest cost                                                                2,247              876              586
                                                                            --------------   --------------  ---------------
                  Net post-retirement health expense                                3,127            1,217              833
                                                                            ==============   ==============  ===============

GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

The following sets forth the funded status of the post-retirement health benefits:


                                                                                              2003               2002
                                                                                         ----------------  -----------------
       Plan assets at fair value                                                                       -                  -
       Projected benefit obligation                                                               38,554             31,979
                                                                                         ----------------  -----------------
       Funded status                                                                            (38,554)           (31,979)
       Unrecognized net gains and losses                                                         1,878                  690
                                                                                         ----------------  -----------------
       Accrued post-retirement health benefits recognized in the balance sheet                  (36,676)           (31,289)
                                                                                         ================  =================

Additional information required by SFAS N(0) 132 for post-retirement health benefits is as follows:


                                                                                               2003              2002
                                                                                          ---------------   ----------------
       Change in the projected benefit obligation
            Projected benefit obligation at the beginning of the year                             31,979              9,068
             Acquisition of Co-Steel                                                                                 22,049
             Service cost                                                                            880                341
             Benefits paid                                                                       (2,259)            (1,331)
             Interest cost                                                                         2,247                876
             Plan participants' contributions                                                        647                532
             Foreign exchange loss                                                                 3,872
             Actuarial loss                                                                        1,188                444
                                                                                          ---------------   ----------------
             Projected benefit obligation at the end of the year                                  38,554             31,979
                                                                                          ===============   ================

       Change in plan assets                                                                   2003              2002
                                                                                          ---------------   ----------------
           Plan assets at the beginning of the year                                                    -                  -
           Employer contribution                                                                   1,612                799
           Plan participants' contributions                                                          647                532
           Benefits and administrative expenses paid                                             (2,259)            (1,331)
                                                                                          ---------------   ----------------
           Plan assets at the end of the year                                                          -                  -
                                                                                          ===============   ================


Assumptions used in the accounting for the post-retirement health benefits were:


                                                                        2003                 2002                  2001
                                                                 ----------------    ------------------    ------------------

       Weighted-average discount rate                                6.50%-6.75%          6.50%-6.80%              7.30%
       Health care - trend rate assumed for following year          9.00%-10.00%         10.00%-12.00%             8.60%
       Health care - Rate to which the cost is assumed to
          decline (ultimate trend rate) reached in year 2008            5.50%                5.50%             5.50% - 6.00%

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                                           1 PERCENTAGE POINT INCREASE        1 PERCENTAGE POINT DECREASE
                                                           ------------------------------     ------------------------------
       Effect on total of service and interest cost                                  367                              (136)
       Effect on postretirement benefit obligation                                 3,694                            (1,194)


                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------
12.3 SUMMARY OF AMOUNTS RECOGNIZED IN THE BALANCE SHEET



       The amounts recognized in the balance sheets are as follows:


                                                                                                  2003             2002
                                                                                              -------------    -------------
       LIABILITIES

         Brazilian pension obligation (Gerdau plan)                                                 15,681           11,941
         North American pension obligation                                                          56,322           66,640
         North American obligation other than pension                                               36,676           31,289
                                                                                              -------------    -------------
                  Accrued liability related to pension and other benefit obligation                108,679          109,870
                                                                                              =============    =============

       ASSETS

         Prepaid pension cost for the Brazilian plans (Gerdau Acominas plan)                        35,253           25,050
                                                                                              =============    =============

13     SHORT-TERM DEBT

       Short-term debt consists of working capital lines of credit and export advances with interest rates ranging from 1.36% p.a. to 11.13% p.a. for U.S. dollar denominated debt and with an interest rate of TR (taxa referencial - a nominal interest rate) + 14.49% p.a. for reais denominated debt. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

       On October, 2003 the subsidiary GTL Trade Finance Inc. issued Euro Commercial Paper in the amount of $100 million with maturity on October 15, 2004 and interest of 4% p.a.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)
              -----------------------------------------------------

14  LONG-TERM DEBT AND DEBENTURES

    Long-term debt and debentures consisted of the following as of December 31:

                                                                         Annual Interest
                                                                            Rate % at
                                                                        December 31, 2003           2003           2002
                                                                        -----------------      -------------   -----------

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN BRAZILIAN REAIS

Working capital                                                            TJLP + 9.35%                1,319      20,559
Financing for machinery                                               TJLP + 9.32% to 9.66%          208,651     182,258

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN FOREIGN CURRENCIES
(a)  Long term debt of Gerdau, Gerdau Acominas and Gerdau Aza S.A.
     Working capital (US$) (*)                                           1.35% to 11.13%             270,034     270,185
     Financing for machinery and others (US$)                             4.61% to 6.83%             205,107     114,982
     Securitization of export receivables by Acominas (US$)                   7.37%                  104,971           -
     Advance on export (US$)                                              6.63% to 7.40%              63,842      42,705
     Working capital (Chilean pesos)                               Chilean banking rate - TAB +       10,367       8,428
                                                                           1.5% a 4.49%
     Financing for machinery (Chilean pesos)                       Chilean banking rate - TAB +       20,212      34,216
                                                                           1.5% a 4.49%

(b)  Long-term debt of Gerdau Ameristeel - 2003
     Senior notes, net of original issue discount (US$)                      10.375%                 397,271           -
     Senior secured credit facility (Canadian dollar-Cdn$ and US$)     LIBOR + 2.0 to 3.25%          135,027           -
     Industrial Revenue Bonds (US$                                        3.25% to 3.75%              27,400           -
     Other                                                                                             7,139           -

(c)  Long-term debt of Gerdau Ameristeel - 2002 Gerdau Canada Group
         Bank indebtedness                                                                                 -      17,243
         U.S. Dollar Floating Rate Term                                                                    -      61,743
         Canadian dollar revolving loan                                                                    -      22,157
         Other                                                                                             -       1,444
     Gerdau USA Inc. ("GUSA") and subsidiaries
         Ameristeel Revolving Credit Agreement                                                             -     100,800
         Ameristeel - Term Loan                                                                            -      68,750
         Term loan - American Bright Bar                                                                   -      36,795
         IRB - Industrial Revenue Bonds                                                                    -       3,522
         Other                                                                                             -         809

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

              -----------------------------------------------------

                                                                         Annual Interest
                                                                            Rate % at
                                                                        December 31, 2003           2003           2002
                                                                        -----------------      -------------   -----------
     Former Co-Steel group
         Bank indebtedness                                                                                 -       6,136
         Canadian dollar revolving loan                                                                    -      30,577
         U.S. Dollar Fixed Rate Reducing Term Loan                                                         -     105,849
         U.S. dollar revolving loan                                                                        -      59,767
         Other                                                                                             -       3,061
                                                                                              --------------  -----------
                                                                                                   1,451,339   1,191,986
Less: current portion                                                                              (318,910)   (397,415)
                                                                                              --------------  -----------
Long-term debt, excluding debentures, less current portion                                         1,132,429     794,571
                                                                                              ==============  ===========


       Long-term debt matures in the following years:

      2004                                                                                                          318,910
      2005                                                                                                          191,878
      2006                                                                                                          136,249
      2007                                                                                                           75,501
      2008                                                                                                          175,691
      2009 and thereafter                                                                                           553,110
                                                                                                         -------------------
                                                                                                                  1,451,339
                                                                                                         ===================

       LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN BRAZILIAN REAIS

       Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis.

       LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN FOREIGN CURRENCIES

       (A) GERDAU, GERDAU ACOMINAS AND GERDAU AZA S.A.

       The debt agreements entered into by Gerdau Acominas contain covenants that require the maintenance of certain ratios, as calculated in accordance with its financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization), debt service coverage and interest coverage, amongst others.

       On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105 million. The Export Notes bear interest of 7.37% p.a., with final due date in July, 2010, and have quarterly payments starting October, 2005.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       (b) GERDAU AMERISTEEL DEBT

       AT DECEMBER 31, 2003

       On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by Gerdau Ameristeel's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2003, there was $135.0 million outstanding, at interest rates considering the LIBOR interest rate applicable as of December 31, 2003, between 3.93% and 5.50%, and approximately $130 million was available under the Senior Secured Credit Facility.

       AT DECEMBER 31, 2002

       At December 31, 2002, debt agreements were specific to: (a) the former "Gerdau Canada Group", (b) the holding subsidiary company Gerdau USA Inc and its subsidiaries (collectively "GUSA") and (c) the former Co-Steel entities.

       (i) GERDAU CANADA GROUP

       As of December 31, 2002, Gerdau Canada Group had a total authorized revolver facility of Canadian dollars ("Cdn$") 73 million ($46 million) that bore interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% or Bankers' Acceptance plus 2.75%. Companies in the Gerdau Canada Group pledged accounts receivable and inventory as collateral. The revolver facility was repaid under the refinancing as of June 27, 2003.

       The total authorized Canadian term facility was Cdn $97.5 million ($61.7 million U.S. dollars) with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75%. Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group's bank as the counterparty in November 1999 that effectively fixed the rate of interest on approximately 50% of the balance. At December 31, 2003, the swap agreement is for $11 million and bears interest at 6.445% for a term expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represent the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at December 31, 2003, was $457 thousand (negative). The swap agreements were not terminated subsequent to the refinancing.

       The Canadian banking agreement, which included Gerdau Steel Inc. (the controlling shareholder of Gerdau Ameristeel), contained various restrictive covenants relating to maintenance of certain financial ratios. At December 31, 2002, the Company was not in compliance with certain covenants and requested and received a waiver of compliance. This agreement no longer applies due to the refinancing that took place in 2003.

       Collateral for the Canadian credit facility included: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and (iii) a guaranty by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis was pledged to the lenders.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       (ii) GUSA AND SUBSIDIARIES

       GUSA's primary financial obligation outstanding as of December 31, 2002 was a $285 million credit facility (the "Revolving Credit Agreement"). It was collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million was a term loan that amortized at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement was to mature in September 2005. Loans under the Revolving Credit Agreement bore interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing, plus an applicable margin determined by tests of performance from time to time. The effective interest rate at December 31, 2002 was approximately 3.8%. The Revolving Credit Agreement contained certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit were subject to an aggregate sub limit of $50 million. The credit facility was repaid under the refinancing as of June 27, 2003.

       GUSA's industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate; $3.8 million matures in 2014, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2003, the Company had approximately $51.9 million of outstanding letters of credit, primarily for IRBs and insurance.

       In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments were specific tranches of LIBOR-based revolving credit and term loan borrowings under GUSA's Revolving Credit Agreement. The swap agreements were not terminated subsequent to the refinancing. The aggregate fair value of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at December 31, 2003, is approximately $3.8 million (negative) presented under Others non-current liabilities. The agreements have varying expiration dates from 2004 to 2006.

       (iii) FORMER CO-STEEL ENTITIES

       The former Co-Steel entities at December 31, 2002 had revolving facilities of Cdn$133.9 million and Cdn$22.2 million which could be drawn in either Canadian or U.S. dollars. These facilities were due on January 15, 2004 and bore interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA ratios.

       The fixed rate reducing term loan at December 31, 2002 was $96.8 million with interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility included a make-whole provision (in the event of prepayment) that required the Company to pay a penalty if interest rates had decreased since the original inception of the loan. At December 31, 2002, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was $9.1 million. This amount was recognized in 2003 due to the refinancing. These facilities were repaid in June 2003 as part of the refinancing.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       DEBENTURES

       Debentures include seven outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:

                                                                       ISSUANCE     MATURITY         2003          2002
                                                                      -----------  ------------   -----------   ------------
       Third series                                                      1982         2011                           15,687
                                                                                                      25,442

       Seventh series                                                    1982         2012
                                                                                                       7,486          9,639
       Eighth series                                                     1982         2013                           11,733
                                                                                                      28,924

       Ninth series                                                      1983         2014                           23,149
                                                                                                      10,358

       Eleventh series                                                   1990         2020
                                                                                                       6,662          4,837
       Thirteenth series                                                 2001         2008                 -         87,765
       Gerdau Ameristeel's convertible debentures                        1997         2007                           56.056
                                                                                                      78,230

                                                                                                  -----------   ------------

                                                                                                     157,102        208,866
         Less debentures held by consolidated  companies eliminated
           on consolidation                                                                            (634)        (8,100)
                                                                                                  -----------   ------------
       Total                                                                                         156,468        200,766
                                                                                                  -----------   ------------
       Less: current portion (presented under Other current
           liabilities  in the consolidated balance sheet)                                           (1,048)              -
                                                                                                  ===========   ============
       Total debentures - long-term                                                                  155,420        200,766
                                                                                                  ===========   ============


       (a) DEBENTURES ISSUED BY GERDAU

       Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 23.25% and 19.l1% as of December 31, 2003 and 2002, respectively. On November 1, 2003, Gerdau bought all the thirteenth series debentures, which contained financial covenants which require: (a) that total consolidated financial debt does not exceed four times Earnings Before Interest, Taxes, Depreciation and Amortization, as defined in the agreements, and (b) that consolidated EBITDA should not be lower than 2.5 times net financial expenses, excluding the foreign exchange gains and losses and monetary corrections. Prior series of debentures contained financial covenants which limit distribution of dividends to no more than 30% of distributable net income if consolidated long-term debt exceeds
       1.5 times shareholders' equity. All such financial covenants are measured based on the statutory consolidated financial statements of Gerdau S.A. prepared under Brazilian GAAP.

       As of December 31, 2001, $8,073 of convertible debentures due at various dates through 2005 were outstanding, which were convertible at the option of the holder into Common stock and Preferred stock. On June 5, 2002 the single holder of such convertible debentures exercised its right to convert and 208,921,397 Common shares and 417,842,794 Preferred shares were issued. As of December 31, 2003 there are no convertible debentures issued by Gerdau outstanding.

       (b) DEBENTURES ISSUED BY GERDAU AMERISTEEL CORP.

       The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if Common Shares are issued in a customary offering. The debentures are redeemable at the option of Gerdau AmeriSteel Corp. at par plus accrued interest. Gerdau AmeriSteel Corp. has the right to settle the principal amount by the issuance of Common Shares based on their market

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       value at the time of redemption. The par value of the debentures is Cdn$ 125 million. As part of the fair value adjustment of the assets and liabilities of Co-Steel the debentures were revalued based on their trading value on the Toronto Stock Exchange at the time of the announcement of the merger. The difference between the par value and the fair value is being amortized through April 30, 2007.

15     COMMITMENTS AND CONTINGENCIES

15.1   TAX AND LEGAL CONTINGENCIES

        The Company is party to claims with respect to certain tax, contributions and labor. Management believes, based in part on advice from legal counsel, that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2003, although it may have a significant affect on results of future operations or cash flows.

       The following table summarizes the contingent claims and related judicial deposits:


                                                CONTINGENCIES                  JUDICIAL DEPOSITS
                                      ----------------------------------  ----------------------------
                                                DECEMBER 31,                     DECEMBER 31,
                                      ----------------------------------  ----------------------------
       CLAIMS                              2003              2002             2003           2002
       ---------------------          ----------------  ----------------  -------------  -------------

       Tax                                     89,424            36,198         62,140         11,537
       Labor                                   10,248             7,166          3,546          1,854
       Other                                    2,388             1,940            435              -
                                      ----------------  ----------------  -------------  -------------
                                              102,060            45,304         66,121         13,391
                                      ================  ================  =============  =============

        PROBABLE LOSSES ON TAX MATTERS, FOR WHICH A PROVISION WAS RECORDED

o Included in the reserve for contingencies as of December 31, 2003, is $17,464 relating to "compulsory loans" required to be made to Eletrobras ("Emprestimo Compulsorio Eletrobras sobre Energia Eletrica"), the government-owned energy company, by its customers. The Company has, along with other electricity customers, challenged the constitutionality of these loans. In March 1995, the Supreme Court decided against the interests of the Company. Even though the constitutionality of the "compulsory loans" was sustained by the Supreme Court, several issues remain pending, including the amounts to be paid by the Company.

          The Company has established a provision relating to the "compulsory loans" as: (i) the Supreme Court has initially decided against the interests of the Company as it relates to this matter, (ii) even though the payment to Eletrobras was in the form of a loan, the re-payment to the Company will be made in the form of Eletrobras shares, and (iii) based on currently available information, the Eletrobras shares will most likely be worth substantially less than the amount that would be paid if the re-payment was to be made in cash.

o $2,405 in reference to contested federal social contribution taxes - "Fundo de Investimento Social" ("FINSOCIAL"). In spite of the matter being ruled by Federal Supreme Court regarding the constitutionality of the collection of 0.5% rate, some processes of the Company are still awaiting judgment by the Superior Courts in this matter

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

o $4,966 relating to state value added tax - "Imposto Sobre Circulacao de Mercadorias e Servicos" ("ICMS"). The most significant item being challenged is the right to claim credits for certain processes of the company. These matters are in progress and before the State Treasury Department and State Justice of Minas Gerais

o $14,106 relating to "Contribuicao Social Sobre o Lucro". The balance of the provision is in reference to discussions related to the constitutionality of the contributions that we made in 1989, 1990 and 1992. There are some processes awaiting judgment, the majority with the Superior Courts. Of the total provision, the Company made a judicial deposit of $11,677, in reference to the social contribution over the 30% limit in the reduction of net earnings by the subsidiary Gerdau Acominas S.A. The matter is in progress with the Regional Federal Court of 1st Region.

o $35,004 related to income tax, "Imposto Renda de Pessoa Juridica" ("IRPJ"). Of the total provision outstanding, the Company has made a judicial deposit of $28,105, the portion that subsidiary Gerdau Acominas will be required to pay to the IRPJ after compensation of tax losses, without observing the limit of using tax losses of 30% of net income.

o $6,013 regarding social security contributions (INSS). The processes refer mainly to abrogation of liabilities, which is a matter in discussion with the Federal Justice of Rio de Janeiro, and challenging the INSS interpretation of charging social security contributions on payments of participation in results, as well as services rendered for work co-operatives, by subsidiary Gerdau Acominas. A judicial deposit, covering substantially all of the value of these issues, has been made.

o $816 relating to amounts of contributions to the Social Integration Program ("PIS") and $2,400 regarding Social Contribution on Revenues ("COFINS") related to the constitutionality of Law #9,718 that introduced changes in the base of the calculation of these contributions. This process is before the Federal Regional Court of 2nd Region and Federal Supreme Court.

o $441 regarding a judicial discussion related to increase of FGTS contributions, established by changes introduced by Complementary Law #110/01. The corresponding warrant is awaiting judgment of Extraordinary Appeals. The Company has made a deposit in escrow for the amount provided.

o $3,487 related to "Encargo de Capacidade Emergencial - ECE", as well as $2,024 related to "Recomposicao Tarifaria Extraordinaria - RTE", which are tolls charged in the cost of electricity of the industrial units of the Company. These tolls have, according to management understanding, a nature of tax, and, being so, are incompatible with the National Tax System as described in the Federal Constitution, and this is the reason why its constitutionality is being questioned. The processes are in progress in First Instance of the Federal Justice in the States of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, Rio Grande do Sul, as well as in the Regional Federal Courts of 1st and 2nd Regions. The Company has currently deposited in escrow the total amount of the questioned charges.

o $298 refers to other processes related to tax issues. Judicial deposits have been made for most of the total amount in dispute.

o Judicial deposits, which represent restricted assets of the Company, relate to amounts paid to the court and held in judicial escrow pending resolution of related legal matters. The balance as of December 31, 2003 is comprised of $62,140 related to tax contingencies, from which $1,637relates to the Eletrobras dispute.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       POSSIBLE LOSSES ON TAX MATTERS FOR WHICH NO PROVISION WAS RECORDED

       There are other contingent tax liabilities, for which the probability of losses are possible and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

o The Company is a party to tax processes filed by the State of Minas Gerais to collect presumable added value tax credits, based mainly on sales of products to exporting companies. The total amount of the processes is $10,788. The Company has not recognized any provision related to these issues, due to management's understanding that this tax is not applicable, since sales of products for export purposes are free of added value tax.

o The Company and its subsidiary Gerdau Acominas S.A. are defendants in tax processes filed by the State of Minas Gerais, in which demands added value tax credits on exports of industrialized semi-finished products. The total amount claimed is $59,139. The Company does not account for a provision for such processes as the management believes this tax is not applicable, since its products do not fit in the definition of industrialized semi-finished products, as established in federal law and, therefore, are not subject to added value tax.

o The Federal Revenue Service claims an amount of $18,954 related to operations of subsidiary Gerdau Acominas S.A. under the drawback concession act given by DECEX, which would not be in the Federal Revenue Service interpretation, according to the law. Gerdau Acominas awaits judgment of its previous administrative defense, claiming that the operation is legal. Since the tax credit has not yet been definitely constituted, and considering that the operation that generated the demand fits in the requirements of concession and that the concession act was sustained after analysis of the competent administrative authority, management sees as remote the probability of loss in this case, and therefore did not recognized a provision for this contingency.

        UNRECOGNIZED CONTINGENT TAX ASSETS

        Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

o Among those, there is an amount of $9,200 related to an Ordinary Action against the State of Rio de Janeiro, for breaking the Mutual Contract of Periodic Execution in Cash, signed in the scope of the Special Program of Industrial Development - PRODI. Due to the insolvency of the State of Rio de Janeiro, as well as the lack of regulation, by the State, of Constitutional Amendment #30/00, which granted the State a 10 year moratorium for payment of non-feeding debts, there is no expectation of realization of this credit in the year of 2004.

o The Company is plaintiff in many ordinary actions challenging changes in the base of calculation of PIS defined by Complementary Law #07/70, based on the sentences of non-constitutionality of Edicts #2.445/88 and #2.449/88, and there is an expectation of recovery of the tax credits related to the payment of the difference. Management estimates the total amount of tax credits to be approximately $37,718.

o Based on previous decisions on early judgments at Court, the Company and its subsidiary Gerdau Acominas S.A. have claimed to recover tax credits of IPI. Gerdau S.A. filed administrative requests of reimbursement, and awaits for their judgment. In the case of subsidiary Gerdau Acominas S.A., the claim was taken to Justice, and awaits the sentence. The Company estimates the amount reimbursable to be approximately $136,371.

       LABOR CONTINGENCIES

       The Company is also a party to a number of lawsuits by employees. As of December 31, 2003, the Company accrued $10,248 relating to such lawsuits. None of these processes refer to amounts individually significant, and disputes

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       involve mainly claims of overtime, health and danger bonuses.
       Balances of escrow deposits related to labor contingencies, at December 31, 2003, represent $3,546.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       OTHER CONTINGENCIES

       The Company is also involved in a number of lawsuits arising from the its ordinary course of business and has accrued $2,388 for these claims. Escrow deposits related to these contingencies, at December 31, 2003, amount to $435. Other contingent liabilities with remote chances of loss, involving uncertainties as its occurrence, and therefore, not included in the provision for contingencies, are comprised by:

o There is an antitrust proceeding pending against Gerdau S.A. which refers to a complaint brought by two Sao Paulo's civil constructors' unions alleging that Gerdau S.A. and the other long steel producers in Brazil were dividing clients among themselves, therefore breaking antitrust laws. After investigations conducted by SDE - Secretaria de Direito Economico and based on some public hearings, the Secretary's opinion was that a cartel existed. This conclusion was also backed by an opinion of SEAE - Secretaria de Acompanhamento Economico that had been previously presented. The proceeding will now be followed through its final stage at CADE - Conselho Administrativo de Defesa Economica, who will decide the case.

          Gerdau S.A. denies being engaged in any anticompetitive conduct and management believes, based on available information, including opinion of its legal counselors, that the administrative process, until this moment, had many irregularities, and some are impossible to be corrected.


          Also, SDE's opinion was issued before Gerdau S.A. had a chance to respond to final allegations, which indicates a mistrial by SDE. The same applies to SEAE's opinion, which does not consider the economic aspects and is based solely on the statements of the witnesses.

          These irregularities, which represent disrespect to constitutional dispositions, will definitely affect an administrative decision based on the conclusions presented so far by antitrust authorities. Gerdau S.A. has been identifying and fighting all these irregularities and will keep proceeding this way regarding the allegations against the Company, as well as the irregular procedures in the administrative process, believing that it will succeed in the process; if not in the administrative scope, possibly in a Court of Law.

          Therefore, the Company did not recognize any provision in this case. According to Brazilian applicable law, the Company may be fined in amounts up to 30% of gross sales revenue of previous fiscal years and, if there is proof of personal responsibility of an executive, such person might be fined in amount between 10% and 50% of the fine applied to the Company. There is no precedent of fines higher than 4% of gross sales revenue in the country. In a similar case involving plain steel companies, the fines were approximately equal to 1% of gross sales revenue.

o There is a process against Gerdau Acominas S.A., related to the rescission of a contract of supply of slag and indemnification for losses. The amount of the claim, at December 31, 2003, was approximately $12,460. Gerdau Acominas S.A. contested all claims and filed a process requesting, with the plaintiff, rescission of the contract and indemnification for breaking the contract. The Judge decided to rescind the contract, since the request was common to both parties. Regarding the remaining claim of indemnification, the judge ruled that there was reciprocal guilt and denied the request for indemnification. This decision was sustained by the Competence Court of Minas Gerais, and is based on proof by expert witnesses and interpretation of the contract. The process currently remains in the Superior Court of Justice, for trial of appeal. The expectation of Gerdau Acominas S.A. is that remote loss, since it is difficult to be a change in the previous decision.

o A process filed by Sul America Cia Nacional de Seguros on August 4, 2003 against Gerdau Acominas S.A. and Bank Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), having as object the consignation of payment of the amount of $11,900, as a way for settling the indemnification of an insurable event, which was deposited in escrow. The insurance company alleges that it is not certain who is to be paid and that there was resistance by the Company to receive the amount and settle the issue. The allegations were challenged

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

          by the Bank (which claims to have no rights over the amount deposited, a fact that clears the question raised by Sul America about who should be paid) and by the Company (who alleges that there is no doubt about who should be paid and that there is a justified motive to refuse settlement, since the amount owed by Sul America is higher than the amount deposited). After this challenge, Sul America alleged lack of representation by the Bank, and the process is in its initial phase. The Company's expectation, based on the opinion of its legal counselors, is that the chance of loss is remote and that the sentence will declare that the amount requested by the Company should be paid.

          Gerdau Acominas S.A. also previously filed, in the process aforementioned, a collection process in the amount recognized by the insurance companies, which is still in progress. The Company expects to succeed in this matter.

          These processes are related to the accident in March 23, 2002 with the regenerators of the blast furnace plant of the Presidente Arthur Bernardes mill, which caused the shutdown of various activities, with material damages to the equipments of the mill and resulted in financial losses. The Company was insured against property and casualty losses in relation to the equipments and against losses related to business interruption. The report of the event, as well as the "claim of losses", was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $21,460 during 2002.

          In 2002, a preliminary estimate of the indemnification related to the coverage of both property and casualty losses and losses related to business interruption, in the total amount of approximately $38,073, was accounted for, including the amounts advanced during 2002 of $21,460 and an additional amount recorded as receivable for $16,613. The amount recorded was based on the amount of the losses recognized in our financial statements related to fixed costs incurred during the period of partial shutdown of the activities in the mill and on the expenditures incurred to temporarily repair the equipment. Considering the litigation initiated in August 2003 by the insurers we have the reduced the amount of the receivable as of December 31, 2003 to $11,900; the amount proposed by the insures to settle the indemnification.

          Subsequently, new amounts were added to the claim, as mentioned in the Company's challenge, but these amounts have not been accounted for.

          Management believes, based on the opinion of legal counsel, that the probability of occurrence of losses as a consequence of other contingencies additional to those disclosed above is remote, and that eventual losses in these contingencies would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

15.2   ENVIRONMENTAL LIABILITIES

       As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust in the United States and Canada is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations in the United States and Canada. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

       In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs as at December 31, 2003 to be approximately $13.6 million (2002 - $14.9 million), with these costs recorded as other non current liabilities at December 31, 2003, of which the Company expects to pay approximately $1.5 million within the year ended December 31, 2004. An additional liability of $8.6 million was recorded in 2002 with respect to certain environmental obligations which were triggered by the change in control of Co-Steel in certain jurisdictions in which Co-Steel operated. This liability was recorded at the present value of the estimated future costs of these obligations.

       Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

       In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP in this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties which the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been established for this site.

       Carbon monoxide emissions at Gerdau Ameristeel Perth Amboy exceeded permitted levels on several occasions during 2001 and early 2002. These episodes were promptly reported to the New Jersey Department of Environmental Protection (NJDEP). Gerdau AmeriSteel is conducting investigations to determine the cause of these episodes, what steps can be taken to reduce emissions and whether the Gerdau AmeriSteel Perth Amboy environmental permits require modification. Discussions with the NJDEP regarding permit and compliance issues are in a preliminary stage. Penalty assessments of $217 thousand have been accrued.

       The Company is not aware of any environmental remediation cost or liability in relation to its operations outside United States and Canada.

       OTHER CLAIMS

       In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

       OTHER COMMITMENTS

       The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

15.3   OPERATING LEASES

       The Company leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

       YEAR ENDING DECEMBER 31,                        AMOUNT

                                                 -------------------
       2004                                                   9,248
       2005                                                   8,481
       2006                                                   5,433
       2007                                                   4,643
       2008                                                   5,121
       Thereafter                                            33,523
                                                 -------------------
                                                             66,449
                                                 ===================

       Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

15.4   VENDOR FINANCING

       Gerdau Acominas S.A. provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2003 customer guarantees provided by the company totaled $ 13,891. Since Banco Gerdau S.A. and Gerdau Acominas S.A. are under the common control of MG this guarantee is not covered by the requirements of FASB Interpretation No 45 ("FIN 45").


16     SHAREHOLDERS' EQUITY

16.1   SHARE CAPITAL

       As of December 31, 2003, 51,468,224 shares of Common stock and 96,885,787 shares of Preferred stock are issued. The share capital of Gerdau is comprised of Common shares and Preferred shares, all without par value. The authorized capital of Gerdau is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

       As of December 31, 2002 there were outstanding 39,590,941,783 shares of Common stock and 74,527,528,780 shares of Preferred stock. At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 Common shares and 22,358,258,634 Preferred shares). At the same shareholders meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

       At a meeting held on November 17, 2003, the Board of Directors authorized the acquisition of shares of the Gerdau in accordance with corporate and statutory laws. The shares held in treasury will be sold in the capital market or cancelled. At December 31, 2003, the Company held in treasury 345,000 preferred shares at its cost of $5,920.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       The following sets forth the changes in the number of the Gerdau's shares from January 1, 2001 through December 31, 2003 before the stock bonus approved on April 29, 2004 as indicated in Note 26(b):

                                                                    COMMON              PREFERRED             TREASURY
                                                                    SHARES               SHARES           STOCK - PREFERRED
                                                              -------------------   ------------------    ------------------

       Balances as of January 1, 2001 and December 31, 2001      39,382,020,386       74,109,685,986                      -
       Acquisition of treasury stock                                          -                    -           318,017,301
       Sale of treasury stock                                                 -                    -          (318,017,301)
       Shares issued on conversion of debentures                    208,921,397          417,842,794                      -
                                                              -------------------   ------------------    ------------------

       Balances as of December 31, 2002                          39,590,941,783       74,527,528,780                      -
       Shares issued in regards to share bonus                   11,877,282,535       22,358,258,634                      -
       Effect of reverse 1,000 for 1 stock split                (51,416,756,094)     (96,788,901,627)                     -
       Acquisition of treasury stock                                          -                    -                345,000
                                                              -------------------   ------------------    ------------------

       Balances as of December 31, 2003                              51,468,224           96,885,787                345,000
                                                              ===================   ==================    ==================



16.2   LEGAL RESERVE

       Under Brazilian law, Gerdau is required to transfer up to 5% of annual net income, determined in accordance with Brazilian Corporate Law and based on the statutory financial statements prepared under Brazilian GAAP, to a legal reserve until such reserve equals 20% of paid-in capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

16.3   STATUTORY RESERVE

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

       On April 30, 2003 and amount of R$ 400,536 thousand (equivalent to US$ 138,642 at the exchange rate of April 30, 2003) recorded as of December 31, 2002 as part of the statutory reserve was capitalized by resolution adopted in the shareholders meeting held that day.

16.4   DIVIDENDS

       Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2003, retained earnings corresponds to the balance of the statutory reserve described in Note 16.3 above which amounts in the statutory records of the Gerdau to $ 633,961 (translated at the year-end exchange rate).

       Aggregate dividends (which consisted exclusively of interest on equity) declared by Gerdau are as follows:

                                2003                 2002           2001
                           ---------------   ----------------  -------------
       Common shares               40,917             26,948         23,046
       Preferred shares            76,900             50,730         47,851
                           ---------------   ----------------  -------------
       Total                      117,817             77,678         70,897
                           ===============   ================  =============

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

17      ACCOUNTING FOR INCOME TAXES

17.1   ANALYSIS OF INCOME TAX EXPENSE

       Income tax payable is calculated separately for Gerdau and each of its subsidiaries as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.


                                                                 2003           2002           2001
                                                           -----------    -----------    -----------
          CURRENT TAX (BENEFIT) EXPENSE:

          Brazil                                               95,815         37,245         34,883
          United States                                      (11,096)        (8,255)        (2,236)
          Canada                                                  713        (2,890)          5,414
          Other countries                                       2,380            965          2,920
                                                           -----------    -----------    -----------
                                                               87,812         27,065         40,981
                                                           -----------    -----------    -----------
          DEFERRED TAX (BENEFIT) EXPENSE:

          Brazil                                             (99,569)       (32,971)         12,699
          United States                                      (11,488)          9,598              -
          Canada                                             (14,155)            830          1,168
          Other Countries                                       3,287          2,036          (201)
                                                           -----------    -----------    -----------
                                                            (121,925)       (20,507)         13,666
                                                                          -----------    -----------
          INCOME TAX (BENEFIT) EXPENSE                       (34,113)          6,558         54,647
                                                           ===========    ===========    ===========

17.2   INCOME TAX RECONCILIATION

       A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:


                                                                                      2003           2002           2001
                                                                                   -----------    -----------    -----------
          Income before taxes and minority interest                                   525,674        228,718        219,205
          Brazilian composite statutory income tax rate                                34.00%         34.00%         34.00%
                                                                                   -----------    -----------    -----------
          Income tax at Brazilian income tax rate                                     178,729         77,764        74,530
          Reconciling items:

           Foreign income having  different statutory rates                          (25,845)        (5,448)        (1,655)
             Non-deductible expenses net of non-taxable income                        (6,593)       (17,560)        (1,277)
           Reversal of valuation allowance                                          (137,333)       (12,939)              -
           Benefit of deductible interest on equity paid to shareholders             (40,058)       (31,001)       (24,105)
           - Other, net                                                               (3,013)        (4,258)          7,154
                                                                                   -----------    -----------    -----------
          Income tax (benefit) / expense                                             (34,113)          6,558         54,647
                                                                                   ===========    ===========    ===========

17.3   TAX RATES

       Tax rates in the principal geographical areas in which the Company operates were as follows:

                                                                                       2003            2002            2001
                                                                               -------------     -----------    ------------
          BRAZIL

          Federal income tax                                                         25.00%          25.00%          25.00%
          Social contribution                                                         9.00%           9.00%           9.00%
                                                                               -------------     -----------    ------------
          Composite federal income tax rate                                          34.00%          34.00%          34.00%
                                                                               =============     ===========    ============

          UNITED STATES

          Composite federal and state income tax (approximate)                       40.00%          40.00%          40.00%

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------


          CANADA

          Federal income tax                                                         22,12%          21.84%          21.84%
          Provincial rate (approximate)                                              13.50%          15.16%          15.16%
                                                                               -------------     -----------    ------------
          Composite income tax rate                                                  35.62%          37.00%          37.00%
                                                                               =============     ===========    ============
          CHILE

          Federal income tax                                                         16.50%          16.00%          15.00%


17.4   ANALYSIS OF TAX BALANCES

       The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

                                                                                                   2003             2002
                                                                                              -------------   --------------

        DEFERRED TAX ASSETS

        Property plant and equipment                                                                41,788            9,687
        Net operating loss carryforwards                                                           225,369          193,276

        Accrued pension costs                                                                       16,711           23,722
        Other                                                                                      117,735           25,094
        Valuation allowance on deferred tax assets                                               (120,846)        (205,139)
                                                                                              -------------   --------------
        Gross deferred income tax assets                                                           280,757           46,640
                                                                                              -------------   --------------

        DEFERRED TAX LIABILITIES

        Net operating loss carryforwards                                                          (43,142)         (24,181)
        Accounting provisions not currently deductible                                            (18,405)         (25,011)
        Accrued pension costs                                                                     (15,981)

        Property plant and equipment                                                               155,638           95,299
        Other                                                                                        1,301            3,889
                                                                                              -------------   --------------
        Gross deferred income tax liabilities                                                       79,411           49,996
                                                                                              -------------   --------------


                                                                                                  2003                2002
                                                                                              -------------   --------------
       DEFERRED TAX BALANCES

        Deferred tax assets - current                                                               49,451           34,585
        Deferred tax assets - non-current                                                          231,306           12,055
                                                                                              -------------   --------------
                                                                                                   280,757           46,640
                                                                                              =============   ==============


        Deferred tax liabilities - current                                                           7,286            7,628

        Deferred tax liabilities - non-current                                                      72,125           42,368
                                                                                              -------------   --------------
                                                                                                    79,411           49,996
                                                                                              =============   ==============

       During 2003, $137,333 of the valuation allowance that was recognized in 2002 on the deferred tax assets of Gerdau Acominas was reversed directly to income. The valuation allowance was reversed as a result of additional positive evidence during 2003 regarding the realization of the deferred tax assets, specifically (a) the expected generation of taxable income by Acominas and (b) the restructuring of the Brazilian operations described in note 4.1 which will

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       allow the tax loss carryforwards of Gerdau Acominas to be utilized by all the steel operations of Gerdau in Brazil, which historically have presented taxable income. Brazilian tax law allows tax losses to be carried forward indefinitely, but the utilization of tax losses in a given year is limited to 30% of taxable income.

       The net deferred tax asset includes a non-capital loss carry forward of approximately $73.9 million for Canadian income tax purposes that expire on various dates from 2007 through 2010.

       As of December 31, 2003, Gerdau Ameristeel had a combined net operating loss ("NOL) carryforward of approximately $119.0 million for U.S. federal income tax purposes that expire on various dates between 2005 and 2023. The portion of this NOL that was generated by the former Co-Steel US group prior to its acquisition by Gerdau Ameristeel is subject to an annual limitation as outlined in Internal Revenue Code (IRC) Section 382. The NOL carryforward from the predecessor company has been reduced to reflect the Section 382 limitation. In addition, the portion of this NOL that was generated by the former Co-Steel US group prior to its merger with GUSA and subsidiaries is subject to the Separate Return Limitation Year provisions contained in IRC Section 1502.

       The Company believes that its deferred tax asset as of December 31, 2003 net of valuation allowance of $120,846 is more likely that not to be realized based on combinations of future taxable income from operations plus, in case of the operations in North America, tax-planning strategies that can be implemented, should it become necessary to realize such benefits.

18     EARNINGS PER SHARE (EPS)

       Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect: (a) a stock bonus of 3 shares per each 10 shares hold approved by the Shareholders Meeting on April 30, 2003, (b) a 1-to-1.000 reverse stock split approved by the Shareholders Meeting on April 30, 2003, and (c) a stock bonus of 1 share per each share hold approved by the Shareholders Meeting on April 29, 2004.

       YEAR ENDED DECEMBER 31, 2003

                                                                        Common            Preferred              Total
                                                                   -----------------    ---------------      ---------------
                                                                            (In thousands, except per share data)
       BASIC NUMERATOR

       Dividends declared                                                    40,917             76,900              117,817
       Allocated undistributed earnings (i)                                 136,130            256,217              392,347
                                                                   -----------------    ---------------      ---------------
       Net income available to Common and Preferred shareholders            177,047            333,117              510,164
                                                                   =================    ===============      ===============

       BASIC DENOMINATOR

       Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting
       the average treasury shares (Note 16.1 and Note 26(b))           102,936,448        193,742,824
                                                                   =================    ===============

       Earnings per share (in US$) - Basic                                     1.72               1.72
                                                                   =================    ===============

       DILUTED NUMERATOR

       ALLOCATED NET INCOME AVAILABLE TO COMMON AND PREFERRED SHAREHOLDERS

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------


       Net income allocated to preferred shareholders                                                                333,117
       Add:

       Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding as a result of options granted to acquire stock of Gerdau

           (Note 24.1)                                                                                                   221
                                                                                                            -----------------

                                                                                                                     333,338
                                                                                                            =================

       Net income allocated to common shareholders 177,047 Less:

        Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding as a result of options granted to acquire stock of Gerdau
          (Note 24.1)                                                                                                  (221)
                                                                                                            -----------------

                                                                                                                     176,826
                                                                                                            =================

       DILUTED DENOMINATOR WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING

       Common Shares                                                                                             102,936,448
       Preferred Shares
          Weighted-average number of preferred shares outstanding                                                193,742,824
          Potential increase in number of preferred shares outstanding in respect of stock option plan,
            average (Note 24.1)                                                                                      304,798
                                                                                                            -----------------
          Total                                                                                                  194,047,622
                                                                                                            =================

       Earnings per share - Diluted (Common and Preferred Shares)                                                       1.72
                                                                                                            =================

        YEAR ENDED DECEMBER 31, 2002

                                                                            Common             Preferred           Total
                                                                       ------------------   ----------------   --------------
                                                                               (In thousands, except per share data)
       BASIC AND DILUTED NUMERATOR

       Dividends declared                                                         26,948             50,730           77,678
       Allocated undistributed earnings (i)                                       53,477            100,672          154,149
                                                                       ------------------   ----------------   --------------
       Allocated net income available to Common and Preferred
         shareholders                                                             80,425            151,402          231,827
                                                                       ==================   ================   ==============

       BASIC AND DILUTED DENOMINATOR

       Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the average treasury shares

         (Note 16.1 and Note 26(b))                                          102,686,166        193,307,254
                                                                       ==================   ================

       Earnings per share (in US$) - Basic and diluted                              0.78               0.78
                                                                       ==================   ================

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       YEAR ENDED DECEMBER 31, 2001

                                                                            Common           Preferred            Total
                                                                        ---------------    ---------------    ---------------
                                                                               (In thousands, except per share data)
       BASIC NUMERATOR

       Dividends declared                                                       23,046             47,851             70,897
       Basic allocated undistributed earnings (i)                               31,416             65,040             96,456
                                                                        ---------------    ---------------    ---------------
       Allocated net income available to Common and Preferred
         shareholders                                                           54,462            112,891            167,353
                                                                        ===============    ===============    ===============

       BASIC DENOMINATOR

       Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the average treasury shares

         (Note 16.1 and Note 26(b))                                        102,393,254        192,685,184
                                                                        ===============    ===============

       Basic earnings per share (in US$)                                          0.53              0.59
                                                                        ===============    ===============


                                                                            Common           Preferred            Total
                                                                        ---------------    ---------------    ---------------
                                                                               (In thousands, except per share data)
       DILUTED NUMERATOR

       Allocated net income available to Common and Preferred                   54,462            112,891            167,353
       shareholders
       Convertible securities:

         Interest expense on convertible debt, net of tax (ii)                     160                300                460
                                                                        ---------------    ---------------    ---------------
       Allocated diluted net income available to Common and
         Preferred shareholders                                                 54,622            113,191            167,813
                                                                        ===============    ===============    ===============

                                                                            Common           Preferred
                                                                        ---------------    ---------------
                                                                        (In thousands, except per share data)
       DILUTED DENOMINATOR

       Weighted-average basic outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the average treasury

         shares (Note 16.1 and Note 26(b))                                 102,393,254        192,685,184
       Convertible securities:
          Convertible debentures (ii)                                          528,000          1,056,000
                                                                        ---------------    ---------------
       Weighted-average diluted outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the average treasury

         shares (Note 16.1 and Note 26(b))                                 102,921,254        193,741,184
                                                                        ===============    ===============

       Diluted earnings per share                                                 0.53               0.59
                                                                        ===============    ===============

       (i) Through December 31, 2001 the Company calculated earnings per share on Common and Preferred shares under the "two class method" considering preferred shareholders were entitled to receive per-share dividends 10% greater

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

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

19     FAIR VALUE OF FINANCIAL INSTRUMENTS

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

20     DERIVATIVE INSTRUMENTS

       The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

       GERDAU AND GERDAU ACOMINAS

       As part of its normal business operations Gerdau and Gerdau Acominas obtained U.S. dollar denominated debt generally at fixed rates and exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Acominas to foreign exchange gains and losses which are recognized in the statement of income and also change the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on its fixed rate debt expose Gerdau and Acominas to changes in the fair value of its debt. In order to manage such risks Gerdau and Acominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Acominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

       Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

       All swaps have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

       The notional amount of such cross-currency interest rate swaps amounts to $ 459,684 ($ 785,267as of December 31, 2002) and mature between January 2004 and March 2006 (January 2003 and March 2006 as of December 31, 2002) with Brazilian reais interest payable which varies between 71.60% and 105.00% of CDI (between 20.30% and 103.70% of CDI of December 31, 2002). Unrealized gains on swaps outstanding as of December 31, 2003 amount to

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       $9,685 ($51,858 as of December 31, 2002) and unrealized losses amount to $40,938 ($2,003 as of December 31, 2002).

       GERDAU AMERISTEEL CORPORATION

       Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2003, was approximately $89 thousand.

21     CONCENTRATION OF CREDIT RISKS

       In July 2002, the company Company's principal business is the production and sale of long ordinary steel products, including crude steel; long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98 % of the Company's sales during 2003 were made to civil construction and manufacturing customers.

       Approximately 40 % of the Company's consolidated sales are to domestic Brazilian companies, 39 % to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in Chile and Uruguay.

       No single customer of the Company accounted for more than 10% of net sales, and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.

22     SEGMENT INFORMATION

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

       As the result of this modification, the Company has modified during 2002 its reportable segments under SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" and has defined that its reportable segments correspond to the business units through which the Gerdau Executive Committee manages its operations. There is responsibility allocated to one specific member of the Executive Committee for each of the five business operations: long steel products in Brazil, specialty steel products in Brazil, Acominas (corresponding to the operations of the former Acominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America. Information for long steel products in Brazil and specialty steel products in Brazil is presented below under Gerdau Brazil since the operations of specialty steel products in Brazil do not meet any of the quantitative thresholds established by SFAS No. 131 for presenting separate information about such segment. Segment information for the year ended December 31, 2001 has been restated to conform to the current presentation.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       There are no significant inter-segment sales transactions and operating income consists of net sales less cost of sales, operating costs and expenses and financial income and expenses. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

                                                                                     2003
                                ----------------------------------------------------------------------------------------------------
                                                                                                        ADJUSTMENTS     TOTAL AS PER
                                         GERDAU                     SOUTH       NORTH                       AND         FINANCIAL
                                         BRAZIL     ACOMINAS        AMERICA    AMERICA       TOTAL    RECONCILIATIONS   STATEMENTS
                                ----------------------------------------------------------------------------------------------------
 Net sales                               1,459,805      785,317     169,640    1,927,839    4,342,601        188,368     4,530,969
 Operating Income                          183,336      204,168      38,986     (53,813)      372,677        324,486       697,163
 Financial expenses                      (126,559)     (23,591)     (2,128)     (62,946)    (215,224)      (201,729)     (416,953)
 Incometax                                (12,531)       30,164     (7,979)       36,128       45,782       (11,669)        34,113
 Capital expenditures                      103,243      115,643       7,702       57,041      283,629         14,126       297,755
 Depreciation and amortization            (64,814)     (42,228)     (8,779)     (80,692)    (196,513)         14,110     (182,403)
 Identifiable assets                     1,143,326    1,070,552     197,881    1,479,110    3,890,869      (322,893)     3,567,976


                                                                                     2002
                                ----------------------------------------------------------------------------------------------------
                                                                                                        ADJUSTMENTS     TOTAL AS PER
                                         GERDAU                     SOUTH       NORTH                       AND         FINANCIAL
                                         BRAZIL     ACOMINAS        AMERICA    AMERICA       TOTAL    RECONCILIATIONS   STATEMENTS
                                ----------------------------------------------------------------------------------------------------

 Netsales                                1,571,136      459,930     113,341      994,348    3,138,755        126,171     3,264,926
Operating income                           276,277       10,482      13,989       28,649      329,397        251,353       580,750
Financial expenses                       (279,762)    (138,790)    (20,993)     (26,507)    (466,052)        173,589     (292,463)
Income tax                                (37,949)       11,407     (3,016)        2,188     (27,370)         20,812       (6,558)
Capital expenditures                        91,072       64,351       5,621       32,806      193,850        (7,958)       185,892
Depreciation and mortization              (78,502)     (34,486)     (6,722)     (55,620)    (175,330)        (3,475)     (178,805)
Identifiable assets                        790,129      962,141     169,248    1,246,435    3,167,953       (88,451)     3,079,502


                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

                                                                                     2001
                                ----------------------------------------------------------------------------------------------------
                                                                                                        ADJUSTMENTS     TOTAL AS PER
                                         GERDAU                     SOUTH       NORTH                       AND         FINANCIAL
                                         BRAZIL     ACOMINAS        AMERICA    AMERICA       TOTAL    RECONCILIATIONS   STATEMENTS
                                ----------------------------------------------------------------------------------------------------

Netsales                                 1,361,935      220,430     116,863      806,049    2,505,277      (104,139)     2,401,138
Operating income                           195,718       28,599     (4,789)       24,430      243,958        148,043       392,001
Financial expenses                       (179,670)        5,763    (26,074)     (69,365)    (269,346)        102,850     (166,496)
Income tax                                (42,222)       34,138     (1,952)        4,001      (6,035)       (48,612)      (54,647)
Capital expenditures                        56,324       38,779      14,824       79,091      189,018         55,003       244,021
Depreciation and mortization              (76,620)     (21,337)     (6,998)     (61,416)    (166,371)         30,493     (135,878)
Identifiable assets                      1,003,200    1,402,754     201,472      826,469    3,433,895    (1,316,957)     2,116,938

       The segment information above has been prepared under Brazilian GAAP. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Gerdau Brazil. The information presented above has been translated from Brazilian reais (the currency on which financial information is presented to the Gerdau Executive Committee) into United States dollars. Net sales, operating income, financial expenses, income tax, capital expenditures and depreciation and amortization have been translated using average exchange rates for the year while identifiable assets have been translated at year-end exchange rates.

       The Adjustments and Reconciliations column include the differences derived from the fact that Acominas (included as part of Gerdau Brazil) is consolidated for the full year 2002 and 2001 for the segment information purpose while it is consolidated only as from the date of acquisition of control in the consolidated financial statements. In addition, the Adjustments and Reconciliations column include the following effects:

       o Net sales are presented net of freight costs while freight costs are presented as part of Cost of sales in the consolidated financial statements

       o Operating income in the segment information includes financial expenses, exchange gains and losses and financial income while in the consolidated financial statements such items are not considered in determining operating income

       o Identifiable assets in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition while in the consolidated financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value

       o Financial expense in the segment information include: (a) exchange variation on foreign currency denominated debt, which is presented as a separate line in the consolidated financial statements, and
              (b) interest on certain intercompany debt which is eliminated in the consolidated financial statements.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       Geographic information about the Company presented on the same basis as the segment information above is as follows:

                                                                             2003
                                 ---------------------------------------------------------------------------------------------
                                                                                               Adjustments     Total as per
                                                  South America      North                         And           Financial
                                     Brazil      (except Brazil)    America       Total      Reconciliations    statements
                                 ---------------------------------------------------------------------------------------------
Net sales                             2,245,122           169,640   1,927,839     4,342,601           188,368       4,530,969
Operating income                        387,504            38,986    (53,813)       372,677           324,486         697,163
Long lived assets                     1,486,246           146,486     869,320     2,502,053         (197,895)       2,304,158
Identifiable assets                   2,213,878           197,881   1,479,110     3,890,869         (322,893)       3,567,976


                                                                             2002
                                 ---------------------------------------------------------------------------------------------
                                                                                               Adjustments     Total as per
                                                  South America      North                         And           Financial
                                     Brazil      (except Brazil)    America       Total      Reconciliations    statements
                                 ---------------------------------------------------------------------------------------------
Net sales                             2,031,066           113,341     994,348     3,138,755           126,171       3,264,926
Operating income                        286,759            13,989      28,649       329,397           251,353         580,750
Long lived assets                     1,266,889           123,274     760,042     2,150,205          (65,310)       2,084,895
Identifiable assets                   1,752,270           169,248   1,246,435     3,167,953          (88,451)       3,079,502


                                                                             2001
                                 ---------------------------------------------------------------------------------------------
                                                                                               Adjustments     Total as per
                                                  South America      North                         And           Financial
                                     Brazil      (except Brazil)    America       Total      Reconciliations    statements
                                 ---------------------------------------------------------------------------------------------
Net sales                             1,582,365           116,863     806,049     2,505,277         (104,139)       2,401,138
Operating income                        224,317           (4,789)      24,430       243,958           148,043         392,001
Long lived assets                     1,827,422           150,181     525,357     2,502,960       (1,118,497)       1,384,463
Identifiable assets                   2,405,954           201,472     826,469     3,433,895       (1,316,957)       2,116,938

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

23       VALUATION AND QUALIFYING ACCOUNTS

Year ended December 31, 2003:


                                                    Balance at                Charges to               Effect of
                                                     Beginning                 cost and                exchange    Balance at
Description                                           of year     Payments     Expense     Reversals     Rate      end of year
-------------------------------------------------   ------------  --------    ----------   ----------  ----------  ------------
Provisions offset against assets balances:
    Allowance for doubtful accounts                       15,139           -        6,714           -       5,623        27,476
    Valuation allowance on deferred income tax assets    205,139           -            -   (137,333)      53,040       120,846
Reserves:
    Provision for contingencies                           45,304     (3,622)       44,361     (1,255)      17,272       102,060



Year ended December 31, 2002:
                                                                                            Effect of
                                               Balance at            Charges to             exchange
                                               Beginning              cost and                rate      Business   Balances at
Description                                     of year    Payments    Expense   Reversals   changes  combination  end of year
-------------------------------------------    ---- -----  --------  ----------  ---------  --------- -----------  ------------

Provisions offset against assets balances:
    Allowance for doubtful accounts                23,045          -       1,310          -   (9,216)            -       15,139
    Valuation allowance on deferred income              -          -           -   (12,939)  (85,292)      303,370      205,139
    tax assets
Reserves:
    Provision for contingencies                    55,170    (2,243)      14,179          -  (21,802)                    45,304



Year ended December 31, 2001:
                                                    Balance at     Charges to
                                                     Beginning     cost and     Deductions   Balance at
Description                                           of year      Expense          (a)      end of year
--------------------------------------------        ----------     -----------  ----------   -----------

Provisions offset against assets balances:
    Allowance for doubtful accounts                       19,345        6,743     (3,043)        23,045
Reserves:
    Provision for contingencies                           70,395      (4,099)    (11,126)        55,170


       (a) Includes the effect of exchange rates on balances in currencies other than the United States dollar.

24     STOCK BASED COMPENSATION PLANS OF SUBSIDIARIES

24.1   BRAZIL PLAN

       The Extraordinary Stockholders' General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders' meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or natural person who render services to the Company or to entities under its control, and approved the creation of the "Long Term Incentive Program". The Extraordinary Stockholders' General Meeting also authorized the grant proposed by Company's Management of 1,367,872 shares with an exercise price of R$
       11.94 per share ($4.14 at the year-end exchange rate), after giving retroactive effect to stock bonus (Note 26(b)), with 561,570 of these shares under the regular program, with 5 years vesting term and, exceptionally in this first year, 806,302 stock options with 3 years vesting. The options must be exercised up to 5 years after vested.

       The status of the plan as of December 31, 2003 is the following:

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------


       Total shares granted during the year and outstanding as of December 31, 2003     1,367,872
       Exercise price per option (in U.S. dollar)                                            4.14
       Average fair value of the options using Black Scholes method of valuation             1.29
       Weighted Average Remaining Contractual Life                                      3.5 years

       The assumptions used for estimating the fair value of the options on the grant date following the Black & Scholes method, included in the pro-forma disclosures in Note 3.13 were as follows:

       Expected dividend yield:                7%
       Expected stock price volatility:      43%
       Risk-free rate of return:               8%
       Expected period until exercise         3.5 years

24.2   GERDAU AMERISTEEL PLANS

       Gerdau AmeriSteel has several stock based compensation plans, which are described below. One plan was formerly administered by Co-Steel and the remainder of the plans were formerly administered by the AmeriSteel subsidiary.

       (a) FORMER CO-STEEL PLAN

       Under the former Co-Steel plan, the Stock-Based Option Plan, Co-Steel was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

       (b) AMERISTEEL PLANS

       Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel exchanged shares of AmeriSteel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau AmeriSteel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003 (Note 4.4). All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

       (b.1) STAKEHOLDER PLAN

       The subsidiaries of Gerdau operating in North America before the acquisition of Co-Steel administered a long-term incentive plan available to executive management (the "Stakeholder Plan") to ensure the Company's senior management's interest is congruent with it's shareholders. Awards are determined by a formula based on return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of the Group or Gerdau S.A., for which a 25% premium is earned if elected. Benefits charged to expense under this plan for the years ended December 31, 2003 and 2002, were $150 thousand and $90 thousand, respectively. It is not anticipated that further awards will be granted under the plans.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       (b.2) SAR PLAN

       In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. It is not anticipated that additional shares, options or SARs will be issued under the current plan.

       In July 2002, AmeriSteel's Board of Directors approved the issuance of additional SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date.

       The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003 and 2002 were $9.4 million and $0, respectively.

       (b.3) EQUITY OWNERSHIP PLAN

       In September 1996, AmeriSteel's Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2003. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. It is not anticipated that additional shares, options, or SARs will be issued under the current plan.

       (b.4) PURCHASE PLAN

       In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted with the exercise price equal to fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

       A summary of the Gerdau Ameristeel stock option plans is as follows:


                                                          Year Ended December 31, 2003         Year Ended December 31, 2002
                                                        --------------------------------    --------------------------------
                                                         Number of      Weighted Average     Number of      Weighted Average
                                                          Shares         Exercise Price        Shares        Exercise Price
                                                        --------------  ----------------    -------------   ----------------
Ameristeel Plans

Outstanding beginning of period                              281,197           $20.37            307,664            $19.18
Exchange for options of Gerdau Ameristeel                  (281,197)            20.37
Granted                                                            -                -             58,650             17.00
Exercised                                                          -                -           (17,233)             12.75
Forefeited                                                         -                -           (67,884)             14.02
                                                        --------------  ----------------    -------------   ----------------
Outstanding, end of period                                         -                     -     (281,197)            $20.37
                                                        ==============  ================    =============   ================

Gerdau Ameristeel Plan

Outstanding, beginning of period                           1,367,400            $9.30                  -
Merger with Co-Steel                                               -                -          1,367,400              9.30
Options of Ameristeel Plans exchanged for Gerdau           2,660,601             2.15                  -                 -
Ameristeel options
Granted                                                            -                -                  -                 -
Exercised                                                          -                -                  -                 -
Expired                                                    (421,431)            19.72                  -                 -
                                                        --------------  ----------------    -------------   ----------------
Outstanding, end of period                                 3,606,570            $3.53          1,367,400             $9.30
                                                        ==============  ================    =============   ================

The following table summarizes information about options outstanding at December 31, 2003:


                                                                                           Weighted
                                                                Weighted Average            Average
                                                    Number           Contractual           Exercise       Number Exercisable
   Exercise Price Range - US$                  Outstanding      Contractual Life              Price     At December 31, 2003
----------------------------------             -----------      ---------------            ---------    --------------------
   $1.32 to $1.43                                  914,262             5.3 years               1.38                  552,431
   $1.80 to $1.90                                  966,740             6.8 years               1.85                  446,829
   $2.11 to $2.96                                  711,868             5.2 years               2.61                  572,807
   $14.39 to $17.41 (1)                            349,000             3.0 years              15.64                  349,000
   $18.69 to $23.70 (1)                            664,700             1.7 years              19.24                  664,700
                                               -----------                                              --------------------
                                                 3,606,570                                                         2,585,767
                                               -----------                                              --------------------


       Note: (1) these options are denominated in Cdn dollars and have been translated to US$ using the exchange rate as at December 31, 2003.

       The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13. were as follows:

       Expected dividend yield:                        0%
       Expected stock price volatility:              55%
       Risk-free rate of return:                      4%
       Expected period until exercise:               5 years

                                  GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2003, 2002 and 2001
             (in thousands of U.S. Dollars, unless otherwise stated)

--------------------------------------------------------------------------------

GUARANTEE OF INDEBTEDNESS OF NON-CONSOLIDATED ENTITIES

       Gerdau has provided a surety to Dona Francisca Energetica S.A., in financing contracts which amount to R$ 103,452 thousand (equivalent of US$ 35,806 at year-end exchange rate), corresponding to 51.82% of the debt of Dona Francisca Energetica. This guarantee was established before December, 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Don Francisca Energetica S.A.

26     SUBSEQUENT EVENTS

(a) March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie co., a leading supplier for fabricated rebar and concrete construction supplies for the concrete construction industry in the Midwest of United States, for approximately $11.1 million. The transaction will be accounted for as a business combination.

(b) The Shareholders Meeting held on April 29 2004 approved a bonus to both common and preferred shareholders of 1 shares per 1 shares held.

                                      * * *