Form 20-F
period 2004-12-31
GERDAU S.A.
filed 2005-06-30
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR
                    15 (D) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                   For the fiscal year ended December 31, 2004

                         Commission file number 1-14878

                                   GERDAU S.A.
             (Exact Name of Registrant as Specified in its Charter)

                          Federative Republic of Brazil
                          -----------------------------
                 (Jurisdiction of Incorporation or Organization)

                                       N/A
                                       ---
                 (Translation of Registrant's name into English)

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

                                      None

     The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2004 was:

                154,404,672 Common Shares, no par value per share
              290,657,361 Preferred Shares, no par value per share
          (Adjusted to reflect stock dividend effective March 31, 2005)


         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes X   No
                                      ---

         Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 Item 18 X .

                                             TABLE OF CONTENTS
                                                                                                             Page
                                                                                                             ----

INTRODUCTION..............................................................................................    3

PART I....................................................................................................    4
         ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................    4
         ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE..................................................    4
         ITEM 3. KEY INFORMATION..........................................................................    4
         ITEM 4. INFORMATION ON THE COMPANY...............................................................    8
         ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............................................    31
         ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............................................    47
         ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................    55
         ITEM 8. FINANCIAL INFORMATION....................................................................    56
         ITEM 9. THE OFFER AND LISTING....................................................................    63
         ITEM 10. ADDITIONAL INFORMATION..................................................................    68
         ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..............................    79
         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..................................    81
         ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES........................................    81

PART II...................................................................................................    82
         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............    82
         ITEM 15. CONTROLS AND PROCEDURES.................................................................    82
         ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT........................................................    82

PART III..................................................................................................    86
         ITEM 17. FINANCIAL STATEMENTS....................................................................    86
         ITEM 18. FINANCIAL STATEMENTS....................................................................    86
         ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.......................................................    86


                                  INTRODUCTION


         Unless otherwise indicated, all references herein to (i) the "Company" or to "Gerdau" are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil") and its consolidated subsidiaries, (ii) "Acominas" are references to Aco Minas Gerais S.A. - Acominas prior to November 2003 when the same company underwent a corporate reorganization, receiving all of Gerdau's Brazilian operating assets and liabilities and being renamed Gerdau Acominas S.A. (iii) "Gerdau Acominas" are references to Gerdau Acominas S.A. after November 2003 and to Acominas before such date, (iv) "Preferred Shares" and "Common Shares" refer to the Company's authorized and outstanding preferred stock and common stock, designated as acoes preferenciais and acoes ordinarias, respectively, all without par value. All references herein to the "real", "reais" or "R$" are to the Brazilian real, the official currency of Brazil. All references to (i) "U.S.", "dollars", "U.S.$" or "$" are to United States dollars, (ii) "Canadian dollars" or "Cdn$" are to Canadian dollars (iii) "billions" are to thousands of millions, (iv) "km" are to kilometers, and (v) "tons" are to metric tons.

         The Company has prepared the consolidated financial statements included herein in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The investments in Sipar Aceros S.A. in Argentina (in which a 38% stake is held), in Gallatin Steel Co. ("Gallatin"), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake and the investment in Dona Francisca Energetica S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted using the equity accounting method.

         Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2004. Subsequent developments are discussed in Item 8 - Financial Information - Significant Changes.

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

         Statements made in this Annual Report with respect to the Company's current plans, estimates, strategies, beliefs and other statements that are not historical facts are forward-looking statements about the Company's future performance. Forward-looking statements include but are not limited to those using words such as "believe", "expect", "plans", "strategy", "prospects", "forecast", "estimate", "project", "anticipate", "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in the light of the information currently available to it. The Company cautions potential investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements. Investors should not thus place undue reliance on the forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations or to reflect any change in events, conditions or circumstances on which any such forward-looking statements is based, in whole or in part. Risks and uncertainties that might affect the Company include, but are not limited to: (i) general economic conditions in the Company's markets, particularly levels of spending; (ii) exchange rates, particularly between the real and the U.S. dollar, and other currencies in which the Company realizes significant sales or in which its assets and liabilities are denominated; and (iii) the outcome of contingencies.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP financial statements of the Company and "Operating and Financial Review and Prospects" appearing elsewhere in this Annual Report. The consolidated financial data for the Company on December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the financial statements prepared in accordance with U.S. GAAP.

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------------------------
                                        (EXPRESSED IN THOUSANDS OF U.S. DOLLARS EXCEPT QUANTITY OF SHARES AND AMOUNTS PER SHARE)
INCOME STATEMENT                                 2004            2003           2002           2001             2000
                                             -------------   -------------  -------------  --------------  ---------------
Net sales                                      6,952,149       4,530,969      3,264,926       2,401,138        2,771,376
Cost of sales                                 (4,838,949)     (3,445,564)    (2,349,636)     (1,722,228)      (2,059,015)
                                             -------------   -------------  -------------  --------------  ---------------
Gross profit                                   2,113,200       1,085,405        915,290         678,910          712,361
Sales and marketing expenses                    (154,558)       (146,388)      (112,645)       (105,801)        (112,195)
General and administrative expenses             (359,102)       (241,854)      (221,895)       (181,108)        (213,143)
Other operating income (expenses ), net            28,710           (824)       (18,187)         (7,853)            2,165
                                             -------------   -------------  -------------  --------------  ---------------

Operating income                               1,628,250         696,339        562,572         384,148          384,858
Interest expense, exchange (gain) loss and
     gains (losses) on derivatives, net         (132,409)       (254,763)      (424,147)       (238,269)        (243,477)
Interest income                                   81,592          62,036        100,350          55,002           57,324
Equity in earnings (losses) of
  unconsolidated companies, net                  141,890          22,062       (10,057)          18,324           33,962
Gain on Gerdau Ameristeel investment               2,742               -              -               -                -
                                             -------------   -------------  -------------  --------------  ---------------
Income before income taxes and minority        1,722,065         525,674        228,718         219,205          236,997
  interest
Income taxes benefit (expense)
   Current                                     (329,229)        (87,812)       (27,065)        (40,981)         (36,725)
   Deferred                                     (77,451)         121,925         20,507        (13,666)          (8,899)
                                             -------------   -------------  -------------  --------------  ---------------
Income before minority interest                1,315,385         559,787        222,160         164,558          191,373
Minority interest                              (157,027)        (49,623)          9,667           2,795          (2,815)
                                             -------------   -------------  -------------  --------------  ---------------
Net income available to common and
  preferred shareholders                       1,158,358         510,164        231,827         167,353          188,558
                                             =============   =============  =============  ==============  ===============
    Basic income per share (i) - in  US$
       Common                                        2.62            1.15           0.52            0.35             0.40
       Preferred                                     2.62            1.15           0.52            0.39             0.44
    Diluted income per share (i) - in US$
       Common                                        2.61            1.15           0.52            0.35             0.40
       Preferred                                     2.61            1.15           0.52            0.39             0.43
    Cash dividends declared per share (i)
- in US$
       Common                                        0.44            0.27           0.18            0.15             0.14
       Preferred                                     0.44            0.27           0.18            0.16             0.15

Number of Common Shares outstanding at
     year end (ii)                            154,404,672     154,404,672    154,404,672     153,589,880      153,589,880
                                             =============   =============  =============  ==============  ===============

Number of Preferred Shares outstanding at
     year end (ii)                            290,657,361     290,657,361    290,657,361     290,527,776      290,527,776
                                             =============   =============  =============  ==============  ===============

(i) Per share information has been retroactively restated to reflect for all periods the effect of:, (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004 and (d) the stock bonus of one share for two shares held approved in March 2005;

(ii) The information on the numbers of shares presented above relates to the end of each year, and is retroactively restated to reflect changes in numbers of shares due to the transactions described in (i) above.


                                                                 ON DECEMBER 31,
                                            ----------------------------------------------------------------------------
                                                             (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
BALANCE SHEET SELECTED INFORMATION               2004            2003           2002           2001            2000
                                             --------------  -------------  -------------  --------------  -------------
Cash                                               248,954         92,504         40,457          27,832         12,433
Restricted cash                                      6,603          1,935         15,001               -              -
Short-term investments                             404,512        236,137        367,748         306,065        290,449
Net working capital (1)                          1,610,722        300,670       (63,579)         250,636        196,596
Property, plant and equipment                    2,790,201      2,304,158      2,084,895       1,384,463      1,542,609
Total assets                                     6,852,249      4,770,834      4,000,301       2,952,677      3,231,758
Short term debt (including "Current                673,204        798,496      1,104,793         567,491        688,586
     Portion of Long-Term Debt")
Long term debt, less current portion             1,280,516      1,132,429        794,571         630,636        717,830
Long term parent company                                                -              -             461             77
Debentures - short term                              1,125          1,048              -           2,018          2,413
Debentures - long term                             344,743        155,420        200,766          94,204        113,349
Shareholders' equity                             2,522,585      1,403,063        865,010       1,032,720      1,065,659
Capital                                          1,539,204        982,601        843,959         838,214        838,214

(1) Total current assets less total current liabilities

         DIVIDENDS
         ---------

         The Company's total authorized capital stock is composed of Common and Preferred Shares. On December 31, 2004, the Company had 154,404,672 Common
Shares and 288,297,561 Preferred Shares outstanding (excluding treasury stock), adjusted to reflect the stock bonus effective on March 31, 2005.

         The following table details dividends paid to holders of Common Shares and Preferred Shares since 2000. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of deliberation of the dividend.
Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004 and (d) the stock bonus of one share per two shares held approved in March 2005;

          Dividend per share information has been computed by dividing dividends and interest on capital stock by the quantity of shares outstanding, which excludes treasury stock.

                               DATE OF       R$ PER SHARE (3)    R$ PER SHARE (3)     $ PER SHARE (3)     $ PER SHARE (3)
PERIOD                    THE DELIBERATION    COMMON SHARES      PREFERRED SHARES      COMMON SHARES     PREFERRED SHARES

1st Semester 2000 (1)        06/26/2000          0.0956                 0.1052              0.0523             0.0575
2nd  Semester 2000  (1)      12/28/2000          0.1697                 0.1867              0.0868             0.0955
1st Semester 2001 (1)        07/23/2001          0.1021                 0.1123              0.0423             0.0466
2nd  Semester 2001  (1)      12/20/2001          0.2462                 0.2708              0.1061             0.1167
1st Semester 2002 (1)        06/28/2002          0.1795                 0.1795              0.0631             0.0631
2nd  Semester 2002  (1)      12/30/2002          0.4179                 0.4179              0.1183             0.1183
1st Quarter 2003 (1)          03/31/2003         0.1667                 0.1667              0.0497             0.0497
2nd Quarter 2003 (1)          06/30/2003         0.1133                 0.1133              0.0395             0.0395
3rd Quarter 2003 (1)          09/30/2003         0.1700                 0.1700              0.0582             0.0582
4th Quarter 2003 (1)          12/30/2003         0.3400                 0.3400              0.1177             0.1177
1st Quarter 2004 (1)          03/30/2004         0.2133                 0.2133              0.0730             0.0730
2nd Quarter 2004 (1)          06/30/2004         0.4333                 0.4333              0.1394             0.1394
3rd Quarter 2004 (2)          07/31/2004         0.3067                 0.3067              0.1013             0.1013
3rd Quarter 2004 (2)          11/03/2004         0.3533                 0.3533              0.1248             0.1248
4th Quarter 2004              02/01/2005         0.6333                 0.6333              0.2424             0.2424
1st Quarter 2005             05/03/2005          0.4500                 0.4500              0.1799             0.1799
(1) Corresponds to payment of interest on capital stock.

(2) Corresponds to payment of both dividends and interest on capital stock.
(3) As of April 2003, and as result of the reverse stock split of one share for 1,000 shares held, approved in April 2003, dividends are paid on a per share basis (rather than a per thousand shares basis, as was the case prior to this date).

         Law 9,249, of December 1995 establishes that a company may, at its sole discretion, pay interest on capital stock in addition to or instead of dividends (See Item 8 - Financial Information - Interest on Capital Stock). A Brazilian corporation is entitled to pay its shareholders (considering such payment as part of the mandatory dividend required by Brazilian Corporate Law for each fiscal year) interest on capital stock up to the limit calculated as the TJLP rate (Long-Term Interest Rate) on its shareholders' equity or 50% of the income for the fiscal year, whichever is the greater. The payment of interest on capital stock as described herein is subject to a 15% withholding income tax. See Item 10. Additional Information - Taxation.


B. CAPITALIZATION AND INDEBTEDNESS

         Not required.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not required.

D. RISK FACTORS

RISK FACTORS RELATING TO THE COMPANY AND THE STEEL SECTOR

         IF THERE ARE CHANGES IN STEEL SCRAP PRICES OR A REDUCTION IN SUPPLY, THE COMPANY'S PRODUCTION COSTS AND OPERATING MARGINS COULD BE ADVERSELY AFFECTED.

         The main metallic input for Gerdau's mini-mills is the scrap used in electric arc furnaces, corresponding to 71.5% of total crude steel output in 2004. Other important raw materials include pig iron, iron ore (used in blast furnaces and in the only DRI plant - a natural gas-based process for the production of quality direct reduced iron), and ferroalloys. Brazilian mills normally use a mixture of scrap and pig iron due to the lower yield of steel scrap in Brazil. In North America, by contrast, mini-mills normally use 100% steel scrap.

         Although international steel scrap prices are essentially determined by the U.S. domestic market (the United States is the main exporter of scrap), scrap prices in the Brazilian market are set by internal supply and demand. The price of steel scrap in Brazil varies from region to region, and reflects demand and transportation costs. Gerdau Acominas is the largest consumer of steel scrap in Brazil, sourcing it from more than 4,000 suppliers. In North America, the metal spread, the difference between the mill's selling price and scrap raw material cost, is currently well above the previous ten-year highs. The Company does not know how long these levels can be maintained. Should scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company's profits and margins could be reduced. An increase in steel scrap prices and the consequent reduction in the supply of scrap to Gerdau's units would affect production costs and reduce the Company's operating margins. See Item 4. Company Information - Business Overview.

         THE INTEGRATED UNITS COULD BE ADVERSELY AFFECTED IF THERE IS AN INCREASE IN IRON ORE PRICES OR A SHORTAGE IN THE DOMESTIC MARKET SUPPLY.

         Gerdau Acominas uses iron ore to produce pig iron at the Gerdau Acominas Ouro Branco mill as well as at its Barao de Cocais and Divinopolis units, in the state of Minas Gerais. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit, in the state of Bahia. These four units represent 33.8% of Gerdau S.A.'s total crude steel output and 59.1% of the Brazilian units' total production.

         Since the Ouro Branco unit is Gerdau's biggest mill in Brazil, its main metallic input for the production of steel is iron ore. This unit represents 39.3% of total crude steel output by Gerdau Acominas. The iron ore used is of fine grain quality, and is transformed into sinter in a sintering unit. An increase in prices and a shortage of iron ore in the domestic market would adversely affect the steel producing capacity of Gerdau Acominas' units, which uses iron ore and could reduce profit margins. See Item 4. Company Information - Business Overview.

         AN INTERRUPTION IN THE SUPPLY OR SHORTAGE OF ELECTRICAL POWER WOULD SERIOUSLY AFFECT THE PRODUCTION PROCESS IN THE COMPANY'S ELECTRIC ARC FURNACE MELT SHOPS.

         Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. At these units, electricity represents a significant cost component, as does natural gas, which is used in certain mills mainly for reheating prior to the rolling process. The interruption or the rationing of electrical power supplies would have a seriously adverse impact on the production process in the electric arc furnace melt shops due to the absence of an alternative energy source. This could cause a reduction in output until such time as the power supply returned to its normal levels. See Item 4. Company Information - Business Overview.

         RESTRICTIVE MEASURES ON TRADE IN STEEL PRODUCTS MAY AFFECT GERDAU'S BUSINESS BY REDUCING ITS ABILITY TO EXPORT.

         Gerdau Acominas, which represents 57.1% of the Gerdau's consolidated output, is a steel producer that supplies both the domestic market in Brazil and the international markets. It exports to many countries, thus facing competition from other steel producers in markets outside Brazil, as well as restrictions imposed by importing countries, such as quotas, ad valorem taxes or increases in import duties, any of which could adversely affect the Company's exports.

         In North America, despite the increase in freight costs for the transportation of steel bar products, Gerdau Ameristeel and other North American steel producers have experienced significant competition from cheap foreign imports. In some cases, these competitors have sold steel products at a significant discount. This is perceived as unfair competition and has adversely affected the Company's results. The U.S. Administration has responded to these practices with administrative measures aimed at restoring an economic balance and allowing the U.S. steel industry to recover. Future changes in or the elimination of the same measures may adversely affect the operations of the Company's subsidiaries in North America.

         The U.S. dollar has recently depreciated relative to certain European and Asian currencies. This has acted to some extent as a deterrent to what were previously cheap imports.


         COMPLIANCE COSTS RELATED TO ENVIRONMENTAL REGULATION MAY INCREASE IF REQUIREMENTS BECOME MORE STRINGENT. SUCH INCREASED COSTS MAY ADVERSELY AFFECT THE RESULTS OF OPERATIONS OF THE COMPANY.

         The Company's industrial plants are required to comply with a number of laws and regulations at federal, state and municipal levels with respect to the environment and the operation of mills in all the countries in which the Company operates. If legislation becomes more demanding in the future, expenditure on fixed assets and the costs of compliance may rise, adversely affecting the Company's financial condition and the steel sector as a whole. Gerdau believes that all units are currently in compliance with local legislation.

         INCREASES IN BRAZILIAN INTEREST RATES AND INFLATION MAY AFFECT THE COMPANY'S OPERATING RESULT.

         The economic variables that most significantly impact the Company's financial results in Brazil are interest rates and inflation. In an environment of single digit inflation and steadily declining interest rates, economic risks to its operations are reduced, whereas high interest rates or inflation have an adverse impact on the same operations, due to the increased cost of servicing the debt of its Brazilian operating subsidiaries and the likely reduction in economic activity arising from higher interest rates and inflation. To date, the government has succeeded in meeting its inflation targets.

         FOREIGN EXCHANGE VARIATIONS BETWEEN THE U.S. DOLLAR AND THE DIVERSE CURRENCIES OF THE COUNTRIES WHERE GERDAU OPERATES MAY IMPACT THE COMPANY'S RESULTS.

         The results of the consolidated operation of Gerdau S.A. are influenced by currency fluctuations. The results of the operations are all impacted by the exchange rates between the U.S. dollar, the currency on which Gerdau prepares its financial statements and the various functional currencies of the countries where Gerdau operates.

         Gerdau Ameristeel reports results in U.S. dollars while a portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between these two currencies may affect operating results. In addition, the Canadian operations compete with U.S. producers and are becoming less competitive as the Canadian dollar strengthens relative to the U.S. dollar.

         CHANGES IN TAX POLICIES, MARKET REGULATION AND THE POLITICAL ENVIRONMENT MAY AFFECT THE COMPANY'S OPERATIONS.

         Changes in the tariff policies of utilities, exchange controls, regulatory policies and taxation in the countries where the Company operates could adversely affect the Company's business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments. See Item 10. Additional Information - D - Exchange Controls


ITEM 4.  COMPANY INFORMATION

A. HISTORY AND DEVELOPMENT
---------------------------

         Gerdau S.A. is a Brazilian corporation (Sociedade Anonima) that was incorporated on November 11, 1961. Its main executive office is located at Av. Farrapos, 1811, Porto Alegre RS - Brazil. Its telephone number is xx 55 (51) 3323 2000.

         Gerdau began operating in 1901 as the Pontas de Paris nail factory in Porto Alegre, Brazil. In 1969, the Company changed its name to Metalurgica Gerdau S.A., today a holding company that controls Gerdau S.A. In 104 years of activity, the Gerdau Group has made a seminal contribution to the Brazilian industry.


IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS
-------------------------------------------------------------

         At the end of World War II, Gerdau acquired Siderurgica Riograndense S.A.("Riograndense"), a steel producer also located in Porto Alegre, to compensate for potential raw material shortages. In February 1948, Gerdau initiated its steel operations, which foreshadowed the successful mini-mill model of producing steel in electric arc furnaces (EAF), using steel scrap as the main raw material. The Company also adopted a regional sales strategy to ensure more competitive operating costs. Growth in its markets led the Company to install a second Riograndense unit in the city of Sapucaia do Sul (state of Rio Grande do Sul) in 1957, consolidating the Group's vocation as a steel producer. In 1962, steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo (state of Rio Grande do Sul). Although the factory in Passo Fundo is no longer operating, Gerdau still produces nails at some of its mills and the Company believes that it is currently the world's largest nail manufacturer, with more than 1,000 items available to customers through 100,000 sales outlets.

         In 1967, the Company expanded into the state of Sao Paulo, in the Southeast of Brazil, purchasing Fabrica de Arames Sao Judas Tadeu, a producer of nails and wires. It was later renamed Comercial Gerdau and became the Brazilian distribution channel for the Company's steel products, with 74 branches including 6 flat steel service centers strategically located throughout the country.

         In June 1969, Gerdau expanded into the Northeast of Brazil, producing steel at Siderurgica Aconorte in the state of Pernambuco. In 1971, Gerdau began the construction of the Cosigua mill in Rio de Janeiro, initially as a joint venture with the German group, August Thyssen Huette. Eight years later, Gerdau became the majority shareholder of Cosigua, which currently operates the largest mini-mill in Latin America. In December 1971, Gerdau acquired control of Siderurgica Guaira, a pioneer steel producer in the state of Parana. It also established a new company, Seiva S.A. Florestas e Industrias, to produce lumber on a sustainable basis for the furniture, cellulose and steel industries. Since then, Gerdau has expanded throughout Brazil with a series of acquisitions and new operations, currently owning ten steel mills in the country.

         On November 28, 2003, Gerdau S.A. transferred its directly and indirectly controlled operations in Brazil to Acominas, which was renamed Gerdau Acominas S.A., while maintaining its headquarters in Ouro Branco (in the state of Minas Gerais). Since the above date, Gerdau Acominas has been responsible for all the Gerdau Group's steel activities in Brazil.

         In 1980, Gerdau began to expand internationally with the acquisition of Gerdau Laisa in Uruguay, followed in 1989 with the purchase of the Canadian company, Gerdau Ameristeel Cambridge, located in Cambridge, Ontario. In 1992, Gerdau acquired control of Gerdau AZA, Chile. Over time, Gerdau increased its international presence by acquiring a minority interest in units in Argentina, and most notably by acquiring interest, in North America of Gerdau Ameristeel MRM Special Sections and the former Ameristeel Corp. In October 2002, Gerdau carried out a reverse takeover, merging its North American assets with those of the Canadian company Co-Steel to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America. Through its Gerdau Ameristeel subsidiary, Gerdau acquired the assets of North Star Steel in November 2004 and in December of the same year, reached an agreement to buy stakes in two steel mills in Colombia. Both acquisitions represent the Company's continuing process of internationalization.

         In addition to its 22 mini-mills in Brazil and abroad and four Brazilian integrated mills, Gerdau owns 11 fabricated reinforcing steel facilities (branded Armafer), eight downstream operations, six service centers for flat steel, nine fabricated reinforcing steel facilities (branded Prontofer), six thermal cutting service centers and eight scrap yards in Brazil. Gerdau also owns three iron ore extraction areas, two facilities for producing solid pig iron and two proprietary port terminals in Brazil. In South America, it owns four fabricating facilities, six commercial outlets (in Chile) and has a minority interest in a rolling mill in Argentina (SIPAR Aceros). In North America, it has 29 rebar fabricating facilities including the recently acquired assets of Potter Form & Tie Co., Gate City and RJ Rebar Inc. The Company also operates 13 units that manufacture higher value-added products and special sections such as super light beams, elevator guide rails and epoxy coated steel as well as 16 steel scrap-recycling operations in North America.

         In 1995, Gerdau began a corporate restructuring - completed in 1997 - whereby the 28 Gerdau group companies were merged with the Company's six publicly listed companies, consolidating them into two: Gerdau S.A. and Metalurgica Gerdau S.A., resulting in greater investor transparency.

         On November 2003, the integration of the operations of Gerdau S.A. in Brazil and Aco Minas Gerais S.A. - Acominas, resulted in Gerdau Acominas S.A. On December 3, 2004, the Board of Directors of Gerdau S.A. gave approval for management to implement a corporate reorganization of the Gerdau companies in Brazil and in other countries in South America - this a continuation of the process begun two years previously.

         On December 29, 2004, the first act of this reorganization was put into effect with the capitalization of the wholly-owned dormant holding company Gerdau Participacoes S.A. with the shares of Gerdau Acominas S.A. and part of the quotas of Gerdau Internacional Empreendimentos Ltda., previously held by Gerdau S.A., representing, respectively, 91.5% and 22.8% of the capital stock of these companies. The quotas brought into the capital of Gerdau Participacoes S.A. correspond to the direct or indirect stakes of Gerdau Internacional Empreendimentos Ltda. in the capital of Gerdau Chile Inversiones Ltda., Gerdau Laisa S.A. and Sipar Aceros S.A. A second act was held on May 9, 2005, when Gerdau Participacoes was merged into Gerdau Acominas S.A. Presently, management is reviewing the final structure of this reorganization with the support of outside consultants.

         The shareholders of the companies listed in Brazil and abroad will not be affected by the proposed reorganization. They will continue with their current positions in the respective companies, and all their rights will be preserved.

         Gerdau S.A. has been a publicly listed company in Brazil since 1980 with an ADR listing on the New York Stock Exchange (NYSE) since March 1999. In June 2001, Gerdau adhered to the Sao Paulo Stock Exchange's Corporate Governance Program (Level 1). In December 2002, it listed on the Latibex, part of the Madrid Stock Exchange dedicated to Latin American companies, with stocks traded in Euros. Gerdau Ameristeel is listed in Canada on the Toronto Stock Exchange and more recently began trading its shares on the New York Stock Exchange as well.

         From its beginning in Brazil in 1901, Gerdau has grown steadily to become the 13th largest steel producer in the world in 2004 (according to the International Iron and Steel Institute - IISI).

INVESTMENT PROGRAMS 2002-2004
-----------------------------

2002  - TOTAL CAPITAL EXPENDITURES: $598.0 MILLION

         Gerdau's investment policy has consisted mainly of expanding through the acquisition of financially distressed companies, albeit with quality operations. The merger of the North American operations with the former Co-Steel Corp. in 2002, reflected this policy and resulted in the creation of the new company, Gerdau Ameristeel, the second largest long steel producer in the region. This acquisition was effected through the merger of Gerdau's stakes in companies in the United States and Canada into Co-Steel Inc., no cash disbursement being involved.

         In 2002, Gerdau invested a total of $598.0 million, 68.9% of this investment in company acquisitions and 31.1% in the modernization of units and in the acquisition of new fixed assets. The main investments during the year are described below.

         Gerdau became the majority shareholder in Acominas by acquiring sufficient voting shares to command a qualified majority under the terms of its shareholders' agreement. At an auction realized in February by the Central Bank of Brazil, the Company purchased a 16.12% stake in the capital of Agropecuaria Senhor do Bonfim, a company controlled by Banco Economico, for a consideration of $179.0 million. In the same month, the Company concluded an agreement with Natsteel, a corporate member of the controlling block of Acominas, to purchase an additional 24.8% stake for $226.7 million and paid in October. With these two acquisitions, Gerdau increased its stake in Acominas to 78.9%, giving it important competitive advantages due to operating flexibility and the privileged location of the mill in Ouro Branco (in the state of Minas Gerais).

         The Company also invested in the energy sector, in December 2002 acquiring a 22% minority stake in the company, Dona Francisca Energetica S.A. for approximately $6 million. Dona Francisca Energetica S.A. owns the Dona Francisca hydroelectric plant, which started operations in 2001. Located in the municipalities of Agudo and Nova Palma in the state of Rio Grande do Sul, it has an installed generating capacity of 125 MW.

         The Group has invested in servicing the civil construction industry through the expansion of technologies to boost on-site productivity, expanding rebar fabrication services in Brazil, Uruguay and Chile, where it also began to produce welded wire mesh.

         Through its affiliate, Seiva S.A. Florestas e Industrias and its subsidiaries, the Company invested a total of $7.8 million in reforestation activities.

MODERNIZATION AND UPGRADING OF INDUSTRIAL PLANTS

         BRAZIL

         A rolling mill for heavy structural shapes with an annual capacity of 440,000 tons was installed at the Gerdau Acominas Ouro Branco mill, where the Company also completed the installation of a turbo-generator that will use the excess gases from the blast furnace to generate energy. In 2002, investments at Gerdau Acominas Ouro Branco mill amounted to $66.3 million.

          The modernization of Gerdau Acos Piratini's rolling mill was concluded at a cost of $13.1 million, increasing the surface and the dimensional quality of medium and heavy bars with gauges over 45 mm and exceeding the requirements of the German DIN standard.

         CHILE AND URUGUAY

         In Chile, investments in Gerdau AZA were primarily aimed at optimizing the productivity of the rolling mills, reducing costs and improving product quality. Improvements in warehouses and product loading ramps optimized operations and improved customer service. In 2002, capital expenditures in Chile amounted to $8.4 million.

         In Uruguay, investments in Gerdau Laisa included the refurbishing of the continuous casting unit, at a cost of $2.4 million, to produce larger section billets (100 X 100 mm to 120 X 120 mm) and improve the productivity of the melt shop and rolling mill.

         CANADA AND THE UNITED STATES

         In 2002, capital investment in Gerdau Ameristeel amounted to $29.5 million, relating principally to mill improvements. The most significant investments in its United States units were (i) in the Cartersville mill, where the new automated packaging and rolled products inventory area improved logistics; (ii) in the Charlotte and Knoxville units, where the implementation of new drive and electronic control systems improved both productivity and product quality; and (iii) in the Jackson mill, where the complete refurbishing of the continuous casting unit reduced losses and improved product quality.

         In the Gerdau Ameristeel Canadian units, the most significant investment was the installation of a new gantry crane at the Cambridge unit for enhancing the operating performance of the melt shop.


2003 - TOTAL CAPITAL EXPENDITURES: $312.5 MILLION


         The Company initiated new technological upgrading programs to meet domestic demand, most notably at Gerdau Riograndense, Gerdau Acos Finos Piratini (hereinafter Gerdau Acos Especiais Piratini) and Gerdau Usiba.
         In January 2003, Gerdau acquired an additional interest in Dona Francisca Energetica S.A. (DFESA), for a consideration of $5.7 million, increasing its total stake in this company to 51.8%.

         The main investments during the year are described below.

MODERNIZATION AND UPGRADING OF INDUSTRIAL PLANTS

         BRAZIL

         In addition to its wire rod rolling mill, the Gerdau Acominas Ouro Branco unit also invested in the production of high quality steel: the KR plant, which reduces sulfur levels in pig iron, reached full capacity in 2003, improving quality and cutting costs. The Company also implemented its dephosphorization project to reduce the level of phosphorus in its steel products. The Company has almost concluded the new billet inspection line for guaranteeing surface quality at the Ouro Branco unit's primary rolling mill. Investments at the Ouro Branco mill amounted to $80 million in 2003.

         Other Gerdau Acominas investments in its units amounted to $151.9 million and included the conclusion of the modernization of Gerdau Acos Especiais Piratini medium and heavy bar rolling mill and the modernization of the melt shop, improvements at Cosigua and at other mills in Brazil as well as the construction of a new blast furnace at the Gerdau Divinopolis mill.

         CHILE AND URUGUAY

         The Company extended the automation of industrial processes to the profile finishing area at the Renca unit of the Chilean subsidiary. A new stock and loading warehouse also optimized product delivery during 2003. The paving of the scrap yard at the Colina unit has significantly improved the performance of trucks and equipment, with a consequent reduction in raw material unloading times. Rebar storage conditions were also improved, maintaining product quality, reducing costs and loading time. Investments in Chilean and Uruguayan subsidiaries amounted to $6.9 million.

         CANADA AND THE UNITED STATES

         Investments in Gerdau's North American subsidiaries amounted to $55.2 million in 2003. The most significant investments in North America were a new warehouse at the Cartersville mill, rolling mill electrical control system upgrades at the Knoxville and Charlotte mills, a caster upgrade at the Jackson mill and a new pollution control system at the Cambridge mill.

2004 - TOTAL CAPITAL EXPENDITURES: $756.7 MILLION


         In 2004, the Company invested $756.7 million in acquisitions of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Brazil, Canada, Chile, United States and Uruguay. The main investments during the year are described below.

         BRAZIL

         Gerdau Acominas' capital expenditures amounted to $329.0 million in 2004. One of the major capital projects included investments of $77.9 million for the construction of the Sao Paulo mill melt shop scheduled to begin operating in May 2005 as well as other improvements at the same facility. Other important expenditure during the last year was $100.2 million at the Ouro Branco mill including technological upgrades of equipment and a project to increase installed capacity by 1.5 million tons of liquid steel, expected to come on stream in 2007. Other amounts relate to smaller improvements and technological upgrades at other facilities in Brazil.

         CHILE AND URUGUAY

         The South American units spent $10.3 million on capital projects in 2004, compared to $6.9 million in 2003.

         CANADA AND THE UNITED STATES

         Gerdau Ameristeel spent $82.1 million on capital projects in 2004, compared to $55.2 million in 2003. Major capital projects in 2004 included caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

         Complementary information regarding these investments is available under the following topics "Principal Capital Expenditure Currently in Progress" and "Acquisitions".


PRINCIPAL CAPITAL EXPENDITURE CURRENTLY IN PROGRESS
---------------------------------------------------

         TECHNOLOGICAL UPDATE AT OURO BRANCO MILL

         In September 2004, Gerdau Acominas announced a technological upgrading program at its Ouro Branco mill in the state of Minas Gerais. This modernization program is part of a project to increase the mill's installed capacity from 3 to 6 million tons in two phases. The first phase, already underway, will require investments of roughly $1.1 billion to increase installed capacity from 3 to 4.5 million tons through the installation of a new blast furnace with 1.5 million tons of annual installed capacity. Besides the new blast furnace, Gerdau will also install a HPS (Hybrid Palletized Sinter), a continuous blooms and beam blanks caster, a dephosphorization system and other additional improvements.

         Part of the project will be financed by a $240 million financing agreement guaranteed by Nippon Export and Investment Insurance (NEXI), a credit insurance agency linked to the Japanese government, covering 97.5% of the political risk and 95% of the commercial risk. ABN AMRO led and structured the operation with funding from ABN AMRO Bank N.V., Bank of Tokyo-Mitsubishi and UFJ Bank Limited. Other sources of funding have not yet been negotiated but Gerdau expects these to be a mix of internal cash generation and other financing currently under consideration.

         NEW MILL IN SAO PAULO

         On October 18, 2004, the revived project for a new steel mill in the state of Sao Paulo was announced. The project will be in two stages and represent an investment worth $260 million with an installed capacity of 1.3 million tons of crude steel and of 1.2 million tons of rebars for the civil construction industry. In the first stage, investments amount to $105.0 million, with an annual melt shop capacity of 900,000 tons and rolling mill capacity of 600,000 tons. The melt shop is to begin operating in May 2005 and the rolling mill in April 2006.

         Of the total amount invested, approximately 20% will be financed from internal cash flow, 25% by suppliers and financial institutions and 55% by the Brazilian National Bank for Economic and Social Development (BNDES).

         UPDATES AT OTHER GERDAU UNITS IN BRAZIL

         Together with the bigger projects listed above, Gerdau is making certain improvements and technological updates in many other mills in Brazil as described below:

         A total of $43.0 million has been invested in expanding installed capacity from 350,000 tons to 500,000 tons of rolled products at the Gerdau Acos Especiais Piratini unit in Charqueadas (state of Rio Grande do Sul). This investment was concluded at the end of the first quarter of 2005.

         Gerdau Usiba, in Bahia, will be receiving investments of $88.0 million over the next three years. The annual installed capacity for crude steel will be increased by 320,000 tons, and for rolled products by 370,000 tons.

         The Gerdau Riograndense unit is to improve its melt shop processes, resulting in the output of a further 60,000 tons of steel per year by 2006. At Gerdau Cearense, the installation of a new reheating furnace and the elimination of bottlenecks, programmed for 2006, are expected to expand the unit's annual output by 50%, from 100,000 to 150,000 tons.


ACQUISITIONS DURING 2004
------------------------

         ACQUISITION OF DIACO S.A. AND SIDERURGICA DEL PACIFICO S.A. - SIDELPA

         On December 23, 2004, the Company reached an agreement with the majority shareholders of Diaco S.A., - the Mayaguez Group and the Latin American Enterprise Steel Holding, and of Siderurgica del Pacifico S.A.- Sidelpa to buy the shares of these two companies. Diaco is the largest producer of steel and rebar in Colombia and Sidelpa is the country's only producer of specialty steel.

         The transaction involves two steel mills, a profile and rebar mill located in the city of Tuta, and Sidelpa, a specialty steel mill in the city of Cali. Three rolling mills as well as a fabricated reinforcing steel facility in Bogota were also involved in the transaction. Together, the operations have an annual installed capacity of 460,000 tons of crude steel and 605,000 tons of rolled products.

         The completion of the transaction is subject to several prior conditions, which had still not been met on the filing date of this annual report. The agreement establishes a period for compliance with these conditions. Under the terms of the agreement, once the conditions are met, Gerdau will acquire a controlling interest in Diaco and Sidelpa. Gerdau also has committed to acquire additional shares in Diaco within eight years.

         GERDAU AMERISTEEL PUBLIC OFFERING OF COMMON SHARES

       On April 14, 2004, Gerdau Ameristeel issued 26,800,000 Common Shares. The price was set at Cnd$4.90 per share ($3.64 at the exchange rate on the date of the transaction), the closing price of the Common Shares of Gerdau Ameristeel on the Toronto Stock Exchange on March 31, 2004. The Company acquired all the shares at a total purchase price of $97.8 million. As a result of the transaction, the Company increased its interest in Gerdau Ameristeel from 69% to 72%.

       On October 15, 2004, Gerdau Ameristeel issued 70,000,000 Common Shares at a value of Cdn $5.90 per share ($4.70 per share at the exchange rate on the date of the transaction) worth approximately $322.7 million after deducting underwriters' fees and estimated expenses. Gerdau purchased 35,000,000 of the Common Shares, representing 50% of the total Common Shares offered, for total net proceeds to Gerdau Ameristeel of $161.4 million after deducting underwriters' fees and expenses. As a result of acquiring a percentage less than that of its previous holding in Gerdau Ameristeel, Gerdau's interest in Gerdau Ameristeel was diluted to approximately 67%.

       Subsequently, on November 18, 2004, the underwriters of the public offering of Common Shares above exercised their over-allotment option to purchase an additional 4,381,000 Common Shares in Gerdau Ameristeel at the initial public offering price of Cdn$5.90 per share. As agreed in the subscription agreement with Gerdau Ameristeel, Gerdau S.A. purchased the same number of additional Common Shares as the underwriters pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price. After deducting underwriters' fees and estimated expenses, the net proceeds to Gerdau Ameristeel amounted to $39.9 million of which $19.8 million was paid by Gerdau. As a result of acquiring a percentage below that of its previous holding in Gerdau Ameristeel, Gerdau's interest in Gerdau Ameristeel was further diluted to approximately 66.5%.


         GATE CITY AND RJ REBAR, INC

       On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the United States Midwest with an annual production capacity of approximately 150,000 tons. The acquisition was worth approximately $16.4 million.


         NORTH STAR ASSETS

       On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons of finished long steel products. The facilities were acquired in the United States and consist of four long steel product mini-mills and four downstream units. The purchase price was $266.0 million in cash plus the assumption of certain liabilities and changes in working capital from April 30, 2004 to the closing date. $181.0 million of the purchase price was for working capital computed on April 30, 2004. On November 1, 2004, working capital of the acquired business had increased by $51.8 million. This amount was accrued on December 31, 2004 and paid subsequent to year-end.

         ASSETS AND LIABILITIES OF POTTER FORM & TIE CO.

         In March 2004, Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a leading supplier of fabricated rebar and concrete construction supplies for the concrete construction industry in the Midwest of United States, this acquisition amounting to approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded.

         Additional information regarding acquisition during 2004 is set forth in Item 18. Financial Statements - Note 4.


B. BUSINESS OVERVIEW
--------------------

OVERVIEW

         Gerdau's strategy focuses on the decentralized production of long steel using electric arc furnace (EAF) mini-mills and integrated mills with blast furnaces, continuous casting technology being used in both processes. The Ouro Branco mill also uses the conventional casting technology. Plants are sized and located to meet the needs of local markets and provide efficient access to customers. This strategy is a response to the geographical dimensions of Brazil and the United States given both countries' high transportation and freight costs. Gerdau is therefore able to supply its customers and source raw materials locally. From 1970 to 1990, Gerdau concentrated on building market share in Brazil by increasing its installed capacity and by acquiring existing mills, typically seeking those with management problems where the Company's main contribution would be its management skills rather than capital. Gerdau Acominas is currently the third largest crude steel producer in Brazil, according to the IBS (Brazilian Steel Institute).

         Outside Brazil, and notably in North America, Gerdau Ameristeel has increased its market share by acquiring mills, which, like their Brazilian counterparts, required management restructuring rather than capital. Gerdau has progressively increased its share of the North American market and is currently the second largest North American long steel producer with annual nominal capacities of 7.6 million tons of crude steel and 6.9 million tons of rolled products according to Company statistics. Gerdau's industrial units are distributed across North America to supply local markets along the east coast of the United States and the east and central regions of Canada. Following the acquisition of North Star assets, completed in November 2004, Gerdau Ameristeel has 14 long steel units and a strategic shareholding of 50% in Gallatin.

          Gerdau also owns one mill each in Argentina, Uruguay and Chile. Gerdau holds a minority stake of 38% in the Argentine mill, which does not produce crude steel. The other two mills in Chile and Uruguay have a combined installed capacity of 510,000 tons of crude steel per year. Although these units make only a minor contribution to consolidated results, they are highly profitable and efficient.

MAIN CATEGORIES OF PRODUCTS

         Gerdau provides its customers with a wide range of products within the following major lines:

SLABS, BLOOMS AND BILLETS

         Products such as slabs, blooms and billets have relatively low added-value. Billets are Gerdau Acominas' main products, with blooms and slabs produced in smaller quantities.

         Billets: Billets are square section, long steel bars which serve as inputs for the production of wire rod, rebars, merchant bars, shapes, etc.

         Blooms: Blooms, which are also square in shape, are wider and shorter than billets, and are used to manufacture products such as springs, forged parts, shapes and seamless tubes.

         Slabs: Slabs are bars similar to billets in length but shorter in height and larger in width. They are used to produce hot and cold coils, heavy slabs, profiling and oxy-cutting, etc.

         These products may be cast using different processes such as continuous casting, mechanical cutting or oxy-cutting, or may be cooled in molds using a conventional casting system that employs cooling beds. Although this conventional system is not widely used in Brazil, it is still employed at Gerdau Acominas' Ouro Branco mill. This may represent a competitive advantage, since Gerdau Acominas is the only company manufacturing these products and thus has captive customers.

COMMON LONG ROLLED PRODUCTS

         Rolled products represent a major portion of Gerdau's production. In 2004, common steel rolled products accounted for 68.1% of the Company's consolidated shipments (43.6% by non-Brazilian companies and the remaining 24.5% by Gerdau Acominas, 17.9% of the latter going to the domestic market and 6.6% to the export market). The main rolled products include rebars, merchant bars and profiles.

DRAWN PRODUCTS

         Drawn items represent higher added-value products with higher margins. Drawn products include barbed and barbless fence wires, galvanized wires, fences, concrete reinforcing wire mesh, nails and clamps. Drawn products account for 6.7% of the Company's consolidated shipments. These products are not exported and are usually sold to the industrial, civil construction and agricultural sectors.

SPECIALTY STEEL

         Specialty or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. Gerdau produces specialty and stainless steel used in tools and machinery (e.g. cold, hot and high-speed steels), chains, fasteners, railroad spikes and special coil steel at its Gerdau Acos Especiais Piratini plant.

         In the United States, Gerdau Ameristeel MRM Special Sections produces special section profiles such as grader blades, smelter bars, light rails, super light I-beams and elevator guide rails with direct applications in its customers' production lines at lower operating costs.

FLAT PRODUCTS

         The Gerdau Acominas Ouro Branco mill produces slabs, the input for flat steel coils, and other flat steel products. In 2004, flat steel products accounted for 10.0% of the mill's total production. Gerdau Acominas' retail division, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, also adding value through additional processing at its six flat steel service centers.

         With the merger of the former Co-Steel mills and its joint venture company (Gallatin, located in Kentucky), Gerdau Ameristeel acquired the capacity to supply flat steel to its customers. The Gallatin mill is a joint venture with Dofasco, Canada, a leading flat steel producer, and has a nominal installed capacity of 1.4 million tons of flat steel per year. Each partner in the joint venture has a 50% stake.

LIST OF PRODUCTS
-----------------

         CIVIL CONSTRUCTION
         Annealed wire
         GG-50, CA-25 and CA-60G concrete reinforced bars (rebar)
         POP prefabricated light columns and meshes
         Ribbed mesh
         Stirrups
         Structural shapes
         Transfer bars
         Truss frames
         Tube mesh
         Wire fences
         Wire rod

         INDUSTRIAL PRODUCTS
         Angle
         Billets
         Bright electrode, industrial and polished wires
         Channel, I-beams and T-shapes
         Cold drawn round, square and hexagonal bars
         Flat, round and square bars
         Galvanized wire rope
         Piatina - Cold drawn flat bar
         Ribbed T profile
         Star profile
         Structural shapes
         Tribar
         Welding electrode
         Welding wire
         Wire rod

         SPECIAL SECTION PROFILES (MANUFACTURED IN CANADA)
         Elevator guide rails
         Grader blades
         Light rails
         Smelter bars
         Superlight I-beams

         AGRICULTURAL PRODUCTS
         Arcorfix and tutor - products for fruit crops
         Cercafix post-spacing wire
         Gripple joiner and tensioner
         High-strength steel fence posts
         Oval-shaped wire, galvanized wire and barbed wire
         Plastic-coated galvanized wire
         Staple for fences
         Wire and posts for electrified fences
         Wire and wire rope for agricultural products
         Wire rod
         Wire rope for corrals


         NAILS
         Bulk nails - construction
         Bulk nails - carpentry
         Bulk nails - packaging
         Bulk nails - shipping industry


         SPECIALTY STEEL
         Round and square rolled bars
         Round, square and rectangular forged bars
         Wire rod
         Tools steel
         Chain link fabric
         Forged bars and blooms
         Round, square and flat rolled bars


         STAINLESS STEELS
         Round and square rolled bars
         Round, square and rectangular forged bars
         Wire rod

         MINING
         Grinding balls


PRINCIPAL MARKETS IN WHICH THE COMPANY COMPETES
-----------------------------------------------

         The three main markets in which Gerdau operates are: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery and agricultural implements, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural facilities and reforestation projects. In North America, Gerdau Ameristeel MRM Special Sections also supplies customers with special sections, including elevator guide rails and super light beams. Gerdau provides its customers with higher added value products at 44 rebar fabricating facilities (11 Armafer service centers in Brazil, four in South America and 29 Fabrication shops in North America) and flat steel service centers (six in Brazil).

SEASONALITY OF THE COMPANY'S MAIN BUSINESS
------------------------------------------

         The Company's sales are not subject to significant seasonal variation. Performance is more dependent on the development of the segments that contribute directly to the Gross Domestic Product of the countries in which Gerdau operates. In Brazil, second and third quarter shipments tend to be stronger than those in the other two quarters. In North America, demand is influenced by winter, when consumption of electricity and other energy sources (i.e. natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs, decreased construction activity and hence lower Company sales.


SOURCES AND AVAILABILITY
------------------------

         Gerdau's production processes are mainly based on the mini-mill concept, with mills equipped with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. The principal raw material used at these mills is essentially steel scrap (100% in the US) and a mixture of pig iron and steel scrap in the Brazilian mills. The component proportions of this mixture may change in line with price and availability at the time of production so as to optimize raw material costs, the ratio of steel scrap to pig iron varying from 60%-40% to 90%-10%.

         The Company's mills in the United States use 100% steel scrap. In the event of steel scrap prices exceeding acceptable levels, 2004 being a case in point, the mills seek alternate input sources. These include pig iron from Margusa, a solid pig iron producer owned by Gerdau, in the Northeast of Brazil located close to the coast and nearest port, with an annual installed plant capacity of 200,000 tons. Gerdau uses Margusa's output to supply its plants in the Northeast of Brazil, although a smaller quantity has been exported to some of Gerdau Ameristeel plants in the United States.

         The Company's Brazilian mills use scrap and pig iron purchased from local suppliers. The Company believes that this strategy minimizes transportation costs. Gerdau Acominas has a network of more than 4,000 scrap suppliers that deliver their materials to its yards. The Company believes that it is the largest buyer of scrap in Brazil. The pig iron used in the steel-making process is produced at Gerdau Acominas's pig iron mills, Gerdau Contagem in the state of Minas Gerais and Margusa in the state of Maranhao. Part of the pig iron used at Gerdau's mills is also sourced from other companies. In 2004, Gerdau Acominas produced 25% of its pig iron requirements internally.

         Due to the nature of the raw materials employed, Gerdau Acominas does not use long-term supply contracts. Its mini-mills purchase their scrap directly on demand using mainly obsolescence scrap. Scrap and other raw materials are priced in Brazilian reais and input prices are not therefore directly affected by currency fluctuations.

         Due to its size, Gerdau Acominas' Ouro Branco mill has a different strategy for sourcing raw materials, employing long-term contracts to guarantee supplies. The unit's main raw materials include: (i) coal, imported from Canada, Australia and the United States; (ii) ferro-alloys, of which 100% is purchased in the domestic market; and (iii) iron ore, the most critical raw material, which is sourced both from large mining companies and from small and medium sized suppliers strategically located close to the plant. These three inputs account for more than 45% of all plant purchases.

         In South America, Gerdau AZA, like Gerdau's other mills in Brazil, does not maintain long-term contracts with suppliers and is thus exposed to market fluctuations. There are approximately 300 steel scrap suppliers in Chile. In Uruguay, Laisa purchases all its steel scrap in the domestic market and is the only significant buyer of this input in Uruguay.

         Gerdau Ameristeel has consistently obtained adequate supplies of raw materials and is not dependent on any one supplier. It believes there are an adequate number of alternative suppliers in the marketplace should it need to replace an existing one.

METALLIC INPUTS

         Gerdau's main metallic input is steel scrap, which is used in electric arc furnaces. Pig iron, iron ore (used in blast furnaces and in one DRI plant), and ferro alloys are also important. Its Brazilian mills use a mixture of scrap and pig iron, due to the low yield of steel scrap in Brazil. By contrast, the North American mini-mills normally use 100% steel scrap.

         Although international steel scrap prices are determined by the U.S. domestic market (since the United States is the main scrap exporter), the price of steel scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau Acominas is the largest consumer of steel scrap in Brazil with more than 4,000 scrap suppliers.

         SCRAP

         There are two broad categories of steel scrap: (i) obsolescence scrap representing steel from various sources, ranging from tin foil cans to car bodies and white goods and (ii) industrial scrap representing factory steel cookie cutouts, steel turnings, and even scrap generated by the Company's production processes themselves. Gerdau Acominas uses mainly obsolescence scrap while the North American plants use mainly industrial scrap.

         In Brazil, the largest proportion of the steel scrap consumed by Gerdau Acominas is sourced in the state of Sao Paulo, the balance being evenly distributed among the other areas in which the Company's mills are located. Obsolescence scrap is delivered directly to the mills by scrap dealers. In regions where it does not have a steel mill, the Company has yards where scrap is collected and compacted for transportation by third parties. The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. Each month, based on market conditions, the Company's purchasing officer sets the maximum price for scrap (by type of scrap and region) to be paid by Company representatives. With the large number of consumers leading to fierce competition, prices tend to be higher in the Southeast, the most industrialized region of Brazil. Given that the Company's facilities are evenly distributed throughout Brazil, however, Gerdau Acominas is able to take advantage of lower prices in other regions without incurring high transportation costs.

         Gerdau Metalicos is the business unit that collects and supplies scrap to the industrial units and is the Latin American leader in steel scrap recycling. It reuses millions of tons of Brazilian scrap every year, accounting for significant gains through process optimization, reduced energy consumption, greater productivity and increasingly competitive operating costs. It should be noted that a ton of steel produced from scrap requires only one third of the power needed to generate one ton of steel from iron ore. Gerdau Metalicos purchases scrap directly from companies across Brazil, through a network of more than 4,000 suppliers that generate thousands of jobs. Gerdau Metalicos has stowage yards (collection points) for scrap in strategic locations throughout Brazil and uses several mobile presses that travel the country, preparing scrap for transportation to its mills. Every Gerdau Metalicos industrial unit has a recycling yard with state-of-the-art equipment to process scrap using presses and stationary and mobile shears. The Company also has two shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro, capable of processing 300 cars per hour.

         The price of scrap in Chile varies according to demand, transportation costs and by region. Gerdau AZA is the largest scrap consumer in Chile, using some 70% of the scrap generated in the country. The scrap used by Gerdau Laisa in Uruguay is 90% obsolescence scrap delivered to the mill by scrap dealers.

         Steel scrap is Gerdau Ameristeel's primary raw material and represented approximately 47% of mill production costs in 2004. Scrap is a commodity, the availability of which varies with price, and is a major constraint on the company's operations. Gerdau Ameristeel's Jackson and Jacksonville mills both have on-site dedicated scrap processing facilities that supply a significant proportion of their requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from the Mandak and Porter scrap collection and processing yards. Gerdau Ameristeel has a total of 16 scrap recycling locations, although since not all of the scrap that it consumes is sourced from its own scrap yards, it buys its residual requirements in the market either directly or through dealers who source and aggregate scrap.

         All of Gerdau Ameristeel's production facilities in North America are mini-mills where operating results are closely linked to the cost of steel scrap and scrap substitutes, the primary mini-mill input. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. While realized selling prices for end products cannot always be adjusted on a short-term basis to recover the cost of increases in steel scrap prices, they generally accompany increases or decreases in these prices. Approximately half of all steel products in North America are currently made in electric arc furnaces using steel scrap. The increasing rate of consumption has pushed up the prices of steel scrap. The availability and prices of scrap are subject to market forces and government regulation that are largely beyond the company's control. This is also the case with demand from North American and international steel producers.

         PIG IRON AND SPONGE IRON

         Brazil is a net exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil, is mixed with scrap due to the low quality of the existing scrap supply. Mills in the U.S. operate with 100% scrap loads. In Brazil, the price of pig iron is related to the cost of charcoal, an important input and the most volatile cost item in the production of pig iron. When the price of charcoal is seasonally high, coking coal can be used as a substitute which, although more expensive, provides higher pig iron yields. Iron ore, the main component of pig iron, is widely available in Brazil, which is among the world's leading producers and exporters of iron ore. Approximately 75% of Gerdau Acominas' pig iron requirements are purchased from other companies, the Company seeking to preserve the flexibility resulting from a large number of suppliers in order to avoid excessive dependence on a small number of large suppliers.

         The Company produces sponge iron at its industrial plant in the state of Bahia (Gerdau Usiba), the entire production of which is used internally to manufacture steel products.

         The Company does not have any Brazilian contracts for the supply of pig iron, negotiating amounts and delivery conditions directly on the spot market. The price of pig iron may fluctuate in line with its international market price, given that a large portion of production in Brazil is exported.

         In Chile, Gerdau AZA sources pig iron from Compania Siderurgica Huachipato, located 550 km to the south of Santiago, in accordance with its needs and the specifications of the steel to be produced.

         Scrap availability is a major factor in Gerdau Ameristeel's ability to operate. Direct reduced iron, hot briquetted iron and pig iron can be a substitute for a limited portion of the steel scrap used in electric arc furnace steel production. Gerdau Ameristeel does not employ significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties in the Perth Amboy rod making facility and to manufacture certain special sections.


         IRON ORE

         Gerdau Acominas uses iron ore to produce pig iron at its Barao de Cocais and Divinopolis mills, in the state of Minas Gerais, and sponge iron at its Gerdau Usiba mill in Bahia. Gerdau Contagem and Margusa also use iron ore in order to produce solid pig iron. The Company has acquired iron ore from MBR, Companhia Vale do Rio Doce and other smaller suppliers.

         By contrast, its Ouro Branco mill uses fine grain quality iron ore as its main metallic input for steel production, transforming this ore into sinter at a sintering unit. Ore lump is directly loaded into the blast furnace and pre-reduced iron ore pellets are added to increase productivity. These raw materials are purchased from suppliers located close to the mill to reduce transportation and stowage costs. In 2004, the consumption of these three inputs (sinter, ore lump and pellets) amounted to 1.6 tons per ton of pig iron produced. The molten pig iron produced in the blast furnace was the main raw material used in the melt shop in 2004, representing 84% of metallic inputs, with steel scrap representing 12% of inputs, and cold pig iron 4%.


         OTHER INPUTS

         In addition to scrap, pig iron, sponge iron and iron ore, Gerdau Acominas uses other inputs in steel production, such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. All of these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are charcoal, used in blast furnace mills, and natural gas, used at the DRI unit.

         At the Ouro Branco mill, important raw materials and inputs also include coal, iron ore and pellets. Coal is employed in the production of coking coal, the main agent in the reduction of sinter, which is injected directly into the blast furnace in powdered form to reduce consumption and consequently, the cost of pig iron production. Iron ore and pellets are also employed in pig iron production.

         Ferroalloys are used to produce steel with special properties for use in specific applications. Oxygen, nitrogen and argon are also used in some production processes and are sourced from an on-site supplier. In addition, gases generated in the production of coking coal, pig iron, and steel are cleaned and used to generate electric power at the Ouro Branco mill.

         In Chile, some inputs, such as electrodes, refractories, ferroalloys and limestone are imported, mainly from Brazil and Argentina. Other materials, such as oxygen, nitrogen and natural gas are purchased in the local market.

         The Company's North American operations also use additional inputs. Various domestic and foreign firms supply other important raw materials or operating supplies required for the business, including refractories, ferroalloys and carbon electrodes that are readily available in the open market. In the past, Gerdau Ameristeel has obtained adequate quantities of these raw materials and supplies at competitive market prices and permitting efficient mill operations. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.


ENERGY

         Steel production is an energy intensive process, especially in EAF mills. Power and, to a lesser extent, natural gas used in some mills are a significant component of steel production costs.

         In Brasil, Gerdau's units hold contracts with a series of electricity suppliers and are not dependent on any single contract. (Regarding energy supply, see Item 4B - Business Overview). Energy is currently supplied to our industrial units under two types of contract:

         I - Contracts in which we are "Captive Consumers", at the following units: Gerdau Riograndense, Gerdau Acos Especiais Piratini, Gerdau Guaira, Gerdau Cosigua, Gerdau Usiba, Gerdau Aconorte and Gerdau Cearense. These contracts are with public companies or holders of public concessions from the government. Under these contracts, demand and consumption are contracted between the parties and tariffs are defined by ANEEL. The captive consumers may purchase part of its energy on the free market.

         II - Contracts in which Gerdau is a "Free Consumer" at the Ouro Branco, Divinopolis and Barao de Cocais units. These three mills have energy contracts with CEMIG, the state of Minas Gerais electric energy utility, with rates defined and adjusted according to pre-established indices. The distribution contracts are also with CEMIG and revised annually by ANEEL. Ouro Branco reduces its exposure to the energy market by meeting a significant part of its energy needs through self-generation, using top blast furnace gases.

         In terms of natural gas, all units are supplied under long-term contracts. The units in Minas Gerais do not have access to natural gas.

         In Chile and Uruguay, both energy and natural gas are contracted on a long-term contract basis. During the year, Gerdau Laisa (Uruguay) replaced fuel oil with natural gas.

         In North America, there are two kinds of energy markets: regulated and deregulated. In regulated market, the contracts are hold with authorized public utilities and the tariffs are defined to each region, through long-term contract basis. In deregulated market, the price of power changes every 5 minutes (spot market price) to reflect the actual cost to produce the power. Although deregulation of both natural gas and wholesale electricity may provide opportunities for lower costs resulting from competitive market forces, the prices of both of these energy inputs have recently become more volatile and may remain so. The company does not have long-term natural gas supply contracts and therefore is subject to market variables and price swings.

INFORMATION ON THE EXTENT OF THE COMPANY'S DEPENDENCE
-----------------------------------------------------

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

         Should electricity supplies be interrupted, no alternate energy options are available at most Gerdau mills due to the high volume and tension required for the operation of these plants. In such cases (as occurred in 2001 in Brazil, when consumption reduction targets were set by the federal government), the events and their consequences are discussed with the respective energy concessionaires while operating capacity is kept at emergency levels to protect staff and equipment.

         In the event of rationing, decisions and procedures will be implemented by the Government's regulatory agency. These may have a materially adverse impact on the Company's results, with a consequent reduction in production in the light of the availability of electricity and readjustments to delivery schedules. Although such problems are not common in Brazil, some small units of Gerdau may choose, as an alternative, to use generators to compensate for the energy shortage. During the 2001 period of electric power rationing, Gerdau overcame the crisis by reallocating production among its several industrial units and by rationalizing the use of electricity. These measures resulted in efficiency and productivity gains, and were incorporated into the production process even after the critical period ended.

         In terms of natural gas, the units of Rio Grande do Sul, Parana and Sao Paulo are supplied by imported natural gas, through GASBOL (Gasoduto Brasil-Bolivia), whereas the other units are supplied by the national natural gas. In the event of natural gas rationing it would be possible the equipment adaptation to use fuel oil and GLP.


MARKETING CHANNELS
------------------

         Gerdau S.A. sells its products in various markets, including construction, manufacturing industry and other markets. Sales by its Brazilian operations include both domestic and export sales. Most of the sales by its business operations in North and South America are aimed at their respective local markets.


GERDAU S.A. CONSOLIDATED SHIPMENTS
DESTINATION BY REGION
(1,000 tons)                                      2004            2003            2002

TOTAL                                           11,873          11,453           8,971
BRAZIL                                           6,711           6,639           5,778
Domestic                                         3,881           3,376           3,874
Exports                                          2,830           3,263           1,904
NORTH AMERICA                                    4,724           4,466           2,884
SOUTH AMERICA                                      439             348             309



GERDAU S.A. CONSOLIDATED                           2004            2003            2002
NET SALES BY REGION
($ million)

TOTAL                                             6,952           4,531           3,265
BRAZIL                                            3,623           2,598           2,112
NORTH AMERICA                                     3,010           1,811           1,054
SOUTH AMERICA                                       319             122              99


BRAZILIAN OPERATIONS

         In 2004, the Company's Brazilian operations through Gerdau Acominas, accounted for 56.5% of overall group shipments. Brazilian sales amounted to 6.7 million tons, of which 3.9 million tons were delivered to the domestic market and 2.8 million tons to the export market.

         The Company's operations in Brazil consist of three segments: Long Steel, Gerdau Acominas (Ouro Branco mill) and Specialty Steel (Gerdau Acos Especiais Piratini). Each operation is divided into Business Units, which are defined by product line or market characteristics for establishing commercial strategies for the domestic market. The Brazilian Long Steel operation consists of the following Business Units:


         Gerdau Construcao Civil (GC) - Civil construction
         Gerdau Industria (GI) - Industrial
         Gerdau Produtos Agropecuarios (GPA) - Agricultural products Gerdau Pregos (GP) - Nails
         Gerdau Produtos Metalurgicos (GPM) - Metallurgical products Gerdau Exportacao (GEX) - Exports
         Comercial Gerdau (CG) - Retail


         Each Business Unit (Area de Negocios) provides national coverage with a single sales policy and local execution. Business Units with the most sales to a particular customer are allocated responsibility for Company relations with that customer, except for Gerdau Exportacao (GEX- Exports). Approximately 20% of the production negotiated by the Business Units is distributed through Comercial Gerdau, the Company's largest distribution channel with 74 stores throughout Brazil, servicing 155,000 customers in 2004. Other important distribution channels are the 6,000 independent distributors to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are channeled through Company employees and authorized representatives working on a commission basis. The Company provides these representatives with product catalogs and access to Gerdau's information system. These representatives are provided with computers and telephones to better service their customers and expedite orders placed.

         Gerdau Acominas minimizes delays by delivering its products directly to customers through third-party companies, under Gerdau's supervision. Sales trends in both the domestic and export markets are forecasted monthly on the basis of historical data for the three preceding months. Gerdau Acominas uses its own information system to remain current on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets and its ability to monitor and optimize inventory levels in the light of changing demand, as keys to its success.

         The Ouro Branco mill has certain specific characteristics in its operations arising from generally selling its products to rolling mills and other companies that use slabs, blooms and billets as raw material to manufacture finished products such as springs, structural and forged products. The unit's customers are thus larger than others serviced by Gerdau Acominas' units, except for Gerdau Acos Especiais Piratini. The Ouro Branco mill delivers its products directly to its costumers.

         Gerdau Acos Especiais Piratini operates in the specialty steel market and its sales force and production facility are independent of the Brazilian long steel business unit. Gerdau Acos Especiais Piratini produces engineering steel, tool steel and stainless stell.About 80% of its sales goes to the automotive industry. In order to meet the continuous need for innovation, Gerdau Acos Especiais Piratini is constantly developing new products in partnership with its customers, such as micro alloyed stells for diesel engines with high power and low emission, clean steels for application in bearings, steels with improved machinability characteristics, which allow higher machining speeds and lower tooling replacement, among others.


         RETAIL

         Gerdau Acominas sells its products nationwide through the Comercial Gerdau network of 74 stores including six flat steel service centers. In addition to Gerdau products, Comercial Gerdau sells flat products produced by other companies in Brazil. In 2004, domestic market sales of flat steel products amounted to 298,700 tons.

         EXPORTS

         Since 2003, Gerdau has begun exporting the larger part of its production following the consolidation of its Brazilian operations, the decline in domestic market sales and higher international prices. In 2004, exports accounted for 42.2% of Gerdau Acominas' total shipments. Export activities are coordinated by the Business Unit responsible for selling products directly to end overseas users and indirectly through trading companies. The sales are negotiated worldwide (i) primarily FOB (Free on Board) and (ii) guaranteed by sight letters of credit opened by customers through first class European and American banks.

         In 2004, Gerdau Acominas' Brazilian exports generated $1,094 million in revenues. The new strategy mentioned above combined with favorable steel product prices in the international markets, has allowed Gerdau to develop its client base in a more evenly distributed manner throughout the world with exports going to Africa, Europe, South, Central and North America and Asia. Despite the significant portion of exports to Asian countries - more than 30% of total exported volumes -, China is not material to Gerdau's sales due to the country's high level of volatility in finished steel consumption.

         Gerdau Acominas' exports have become an even more significant portion of its sales. Consequently, Gerdau Acominas has been making efforts to improve logistics strategies for overcoming Brazilian infrastructure limitations. In 2004, exports were dispatched from 13 mills and downstream facilities to more than 70 countries aboard 365 ships using the services of 18 different ports.

         Although Gerdau Acominas deals primarily in commodities, it is aware of the importance of quality control. The Company's technicians conduct random visits to customers to check the quality of the products that it exports to ensure user satisfaction with products purchased indirectly from Gerdau.

FOREIGN OPERATIONS

         In South America, Gerdau AZA sold 378,500 tons of finished products in 2004, representing a 29.4% increase compared to 2003. Gerdau AZA has a 53% share of the Chilean merchant bar and rebar market. Since the end of 2000, Gerdau AZA has had a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Customers can track their orders on the Internet, together with product inventories, and credit and payment status. They can also access their purchase record as well as generate quality certificates and place orders.

         Gerdau Laisa, Uruguay, has approximately 300 registered customers classified as retail, wholesale and end-consumers, which distribute its products all over the country. Uruguayan customers can also use an e-business channel.

         Among Gerdau's South American subsidiaries, Gerdau AZA in Chile relies on a network of 140 independent distributors to sell its products along with its own six sales outlets. Gerdau Laisa, in Uruguay, sells its products directly to small-consumers at retail prices.

         Gerdau's foreign operations supply their respective domestic markets, with the exception of the Canadian operations, which sell a significant portion of their production to the United States.

          In general, the Tampa sales office centralizes and processes sales of mill-finished products to U.S. customers while the Whitby sales office performs the same function with Canadian customers. Gerdau Ameristeel also has a sales office in Selkirk that processes sales of special sections.

         The relevant sales offices are responsible for booking orders, mill scheduling and inventory management. Gerdau Ameristeel has about 86 employees dedicated to marketing and sales, a quarter of whom are located in the field close to the customers. Every Gerdau Ameristeel sales representative has immediate access to inventory and production schedules at all mills, enabling them to provide customers with 'one-stop shopping', as well as to service customer needs from the most convenient and/or cost effective source within the company.

         In general, sales representatives at the relevant facilities of Gerdau Ameristeel process sales of cold drawn, rod and super light beam products. The fabricated rebar and elevator guide rails are sold through a bidding process in which employees at the facilities work closely with each customer to establish their product requirements, shipping schedule and pricing.

     TERMS OF SALES


         Gerdau Acominas' domestic sales are usually made on a 21-day settlement CIF (Cost Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau Acominas in Brazil sells on a 26-day settlement basis, either CIF (Cost Insurance and Freight) or FOB (Free on Board).

         Domestic customers are subject to a credit approval process. The concession of credit limits is by a corporate-level system (SAP R/3), which can be accessed by all Business Units. The credit and collection department is responsible for credit evaluation, definition and monitoring in accordance with the limits policy. This policy has the active participation of Business Units officers related to the client.

         At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit cards serviced in Brazil.

         Gerdau Acominas' exports are guaranteed via letter of credit and/or pre-payment before the product is shipped. Exceptionally, exports to Gerdau subsidiaries may be sold on credit at market interest rates.

         As a result of the implementation of these policies, the Company's bad provision for doubtful accounts was an insignificant percentage of its consolidated accounts receivable (0.7%) on December 31, 2004. Thanks to the implementation of the Integrated Risk Management Project, Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

         Gerdau Ameristeel's credit terms to customers are generally based on customary market conditions and practices. Gerdau Ameristeel's business is seasonal with orders in the June and September quarters tending to be stronger than those of the March and December quarters, due primarily to weather-related slowdowns in the construction industry.

COMPETITIVE POSITION
--------------------

Shipping, freight and demurrage costs are a major barrier to imports, and since Gerdau Acominas operates primarily in the common long rolled product business where profit margins are relatively small, the incentive for foreign competitors to enter the Brazilian market is low. In the domestic market, no single company competes against Gerdau Acominas across its entire product range. Gerdau Acominas believes that its business diversification and decentralization provide a competitive edge over its major competitors where operations are more centralized.

         Gerdau Acominas is the largest Brazilian long steel producer with a 48.7% market share according to the IBS (Brazilian Steel Institute). Belgo Mineira is the second largest producer in Brazil with roughly 34.8% of the market. Belgo Mineira was originally an integrated steel company, but now also has mini-mill plants.

         By contrast, Gerdau Acominas Ouro Branco mill supplies blooms and billets almost exclusively to a well-defined domestic market and a loyal customer base, which has been purchasing regularly from the unit for more than ten years. Competition from CST (Companhia Siderurgica de Tubarao), and more recently, Cosipa (Companhia Siderurgica Paulista) in the slab market is stiffer. In foreign markets, the Ouro Branco mill faces strong competition in high quality products from Eastern European suppliers (mainly from Russia and the Ukraine), Italy and Japan. The Company's unit is nevertheless highly competitive due to its long experience and high product quality, its on-time delivery record and technical assistance to customers. The Ouro Branco mill thus has a diversified client list of traditional customers in all the markets in which it operates.

         In South America, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of imports. Gerdau AZA has a 53% share of the Chilean domestic construction market and CAP - Compania Acero Del Pacifico, a 44% share, with imports accounting for the remaining 3% of total sales.

         In Uruguay, Gerdau Laisa's main competitors are two local rolling mills in addition to imports from Brazil, Argentina and Eastern Europe.

         Gerdau Ameristeel's geographic market covers the eastern half of Canada and the United States, predominantly the Eastern Seaboard, the Southeast and the Midwest. Gerdau Ameristeel has encountered substantial competition in each of its product lines from numerous competitors in its markets. Rebar, merchant bars, and structural shapes are commodity steel products for which price is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key factors in maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mills and merchant bar deliveries within a 500-mile radius. Some products, such as special sections produced by the Manitoba mill (MRM Special Sections), are shipped over greater distances, or even exported.

         Except in unusual circumstances, customer delivery expenses are limited to freight charges from the nearest competitive mill. The company absorbs any incremental freight charges, when they occur.

         Gerdau Ameristeel's principal competitors are Commercial Metals Corporation, Marion Steel Company, Nucor Corporation, Roanoke Electric Steel Corporation, Sheffield Steel Corporation, Steel Dynamics Inc., Bayou Steel Corporation and Chaparral Steel Company in the United States. Gallatin Steel Company competes with numerous other integrated and mini-mill flat steel producers.

         Despite the commodity nature of the rebar, merchant bar and structural markets, the Company believes that it distinguishes itself from competitors by its large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. Gerdau Ameristeel believes that it produces one of the largest ranges of bar products and shapes east of the Mississippi River. Product diversity is an important competitive advantage in a market in which the customers are looking to fulfill most of their requirements from a few key suppliers.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS
------------------------------------------

         Besides government regulations that apply to industry in general, the Company is not subject to any specific regulation that materially affects its business.

C. ORGANIZATIONAL STRUCTURE
---------------------------

GERDAU GROUP
------------

         Gerdau S.A. is a non-operational holding company (since November, 2003 when Gerdau S.A.'s Brazilian assets were integrated with Acominas, creating Gerdau Acominas S.A.) controlled by a holding company, (Metalurgica Gerdau S.A.). Gerdau S.A. consolidates the results of five operating companies: Gerdau Acominas S.A., Gerdau Ameristeel Corp (Canada) and its subsidiaries (United States and Canada), Gerdau AZA (Chile), Gerdau Laisa (Uruguay) and Seiva (Brazil), operating in the forestry business.

         The Company's investments in Sipar Aceros S.A. in Argentina (in which it holds a 38% stake), those in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, and the investment in Dona Francisca Energetica S.A., in which the Company owns a 51.82% stake, are accounted in the Company's financial statements using the equity accounting method.

SIGNIFICANT SUBSIDIARIES
-------------------------

         The table below shows the main companies and investments maintained directly or indirectly by Gerdau on December 31, 2004:


                           COMPANY                                  COUNTRY        STAKE IN VOTING    STAKE IN TOTAL
                                                                                       CAPITAL           CAPITAL

Gerdau Ameristeel Corp. and subsidiaries                       Canada                    67%               67%
         Ameristeel Bright Bar Inc.                            USA                       67%               67%
         Gerdau Ameristeel MRM Special Sections Inc.           Canada                    67%               67%
         Gerdau Ameristeel Perth Amboy Inc.                    USA                       67%               67%
         Gerdau Ameristeel Sayreville Inc.                     USA                       67%               67%
         Gerdau Ameristeel US Inc.                             USA                       67%               67%


Gerdau Acominas S.A.                                           Brazil                    92%               92%
Gerdau AZA S.A.                                                Chile                    100%              100%
Gerdau Laisa S.A.                                              Uruguay                   99%               99%
Maranhao Gusa S.A. - Margusa                                   Brazil                   100%              100%
Seiva S.A. - Florestas e Industrias and subsidiaries           Brazil                    97%               97%


         The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

         GERDAU ACOMINAS

         Gerdau Acominas has ten mills in Brazil, distributed throughout the country. In the state of Rio Grande do Sul, it owns the Gerdau Acos Especiais Piratini and the Gerdau Riograndense units. In the state of Parana, it owns Gerdau Guaira, in the state of Rio de Janeiro, Gerdau Cosigua, in the state of Minas Gerais, the units of Barao de Cocais, Divinopolis and the Ouro Branco mill, in the state of Bahia, Gerdau Usiba, in the state of Pernambuco, Gerdau Aconorte, and in the state of Ceara, Gerdau Cearense.

         GERDAU LAISA

         In 1980, the Company acquired the Laisa mini-mill, in Uruguay. Gerdau Laisa has been profitable in past years, and is the only long steel producer in Uruguay. Gerdau Laisa has an annual production capacity of 70,000 tons of crude steel and 72,000 tons of rolled products.

         GERDAU AZA

         In 1992, the Company acquired the AZA mini-mill in Chile with Gerdau AZA's second mill beginning operations in January 1999. The two units, Renca and Colina, have a combined annual production capacity of 440,000 tons of crude steel and 465,000 tons of rolled steel. The difference in the output of crude steel and long rolled products is due to the fact that Gerdau AZA still operates old profile rolling mill equipment at the Renca unit, which was not decommissioned following the start-up of the new plant in 1999. Although no official statistics are available in Chile, Gerdau AZA believes its share of the domestic long steel rebar market to be about 53%.

         SIPAR

         Gerdau entered the Argentinean market in December 1997. Following the financial and corporate restructuring of its operations in Argentina due to the prevailing economic environment, the Company currently holds a 38.2% stake in Sipar, a rolling mill with an annual installed capacity of 240,000 tons.

         GERDAU AMERISTEEL

         In September 1999, Gerdau acquired 75% of Ameristeel from Kyoei Steel Ltd. of Japan. At that time, Ameristeel operated four mills on the East Coast: one unit in Florida, two in Tennessee, and one in North Carolina. In 2000, Gerdau acquired an additional 12% stake from Kyoei, increasing its overall stake in Ameristeel to 87%. In December 2001, Ameristeel acquired a steel mill located in Cartersville, Georgia.

         In October 2002, Gerdau merged its North American assets with Co-Steel to create Gerdau Ameristeel. As a result of this merger, Gerdau's interest in Gerdau Ameristeel was reduced to 67%.

         In November 2004, Gerdau Ameristeel acquired from Cargill Incorporated, the fixed assets and working capital of four long steel product mini mills, three wire rod processing facilities and a grinding ball facility in Duluth, Minnesota, which are referred to as North Star Steel.

         Currently, Gerdau Ameristeel has a nominal annual capacity of 7.6 million tons of crude steel and 6.9 million tons of rolled products. Gerdau S.A. now holds a stake of 66.5% following the public offering in October 2004 and the exercising of the over-allotment option in November 2004. The Company is the second largest producer of long steel in North America and is listed on the Toronto Stock Exchange and the New York Stock Exchange, under the ticker symbols GNA.TO and GNA, respectively.

OTHER BUSINESSES
----------------

         SEIVA S.A. - FLORESTAS E INDUSTRIAS

         Seiva was incorporated on December 29, 1971 to implement reforestation projects in accordance with Decree 1,134/70. Seiva's 55 employees (in December
2004) are responsible for the development, implementation, and maintenance of the Company's pine reforestation projects.

         DONA FRANCISCA ENERGETICA S.A.

         Dona Francisca Energetica S.A. (DFESA) is an operational hydroelectric power plant with a nominal capacity of 125 MW, located in the center of the state of Rio Grande do Sul.

         DFESA's corporate purpose is to operate, maintain and maximize the use of the Dona Francisca Hydroelectric Plant energy potential.

         In conjunction with the state power utility, Companhia Estadual de Energia Eletrica - CEEE, Dona Francisca shareholders participate in a consortium (Consorcio Dona Francisca) formed in accordance with contract CEEE/9700295 of March 13, 1997. Following Gerdau S.A.'s acquisition of an additional stake in early 2003, Dona Francisca Energetica S.A.'s shareholders are: Gerdau S.A. (51.8%), Companhia Paranaense de Energia - COPEL (23.0%), Celesc (23.0%), and Desenvix (2.2%).

         GERDAU ACOMINAS MINING RIGHTS

         Gerdau Acominas has added 15 mining concessions covering 7,000 hectares to its business following the acquisition of land and mining rights from the Votorantim Group. These mines are located at Miguel Bournier, Varzea do Lopes and Gongo Soco, in the state of Minas Gerais. According to the results of preliminary prospecting reports, mineral reserves represent an estimated 500 million tons of ore. Complementary surveys are to be carried out to detail the full potential of the mines, which are intended to provide feedstock to the Ouro Branco mill and believed to represent at least 100 years of potential iron ore supply. The privileged location of these mines in the state of Minas Gerais iron belt and in the vicinity of the Ouro Branco mill is expected to contribute to the long-term competitiveness of this unit.

         MARGUSA

 Margusa - Maranhao Gusa S.A. has an annual installed capacity of 200,000 tons of pig iron. The mill is located 50 km from Sao Luis and 48 km from a coastal port. The acquisition is part of the Company's strategy to ensure the supply of pig iron to its mills in the Northeast of Brazil and for exporting any excess output to the North American units. This investment has guaranteed Gerdau's presence in the important iron ore production center of Carajas, a strategic pig iron source with excellent logistics for supplying both domestic and export markets.


D. PROPERTY, PLANT AND EQUIPMENT
--------------------------------

MATERIAL PLANS TO CONSTRUCT, EXPAND OR IMPROVE FACILITIES
---------------------------------------------------------

NEW SPECIALTY STEEL MILL IN RIO DE JANEIRO
------------------------------------------

         As announced last December, $293.0 million is planned to be invested by 2007 in the construction of a new specialty steel mill in Rio de Janeiro. The new unit is intended to meet the demand from the automotive industry. Its annual installed capacity is expected to be 800,000 tons of crude steel and 500,000 tons of rolled products.

ENHANCEMENT OF INSTALLED CAPACITY AT GERDAU COSIGUA
---------------------------------------------------

         The Company will invest $174.0 million up to 2007 in the expansion of its Gerdau Cosigua mill in the state of Rio de Janeiro. Gerdau Cosigua's annual crude steel capacity is to be increased from 1.2 to 1.8 million ton, and rolled products, from 1.3 to 1.6 million tons. With this investment, the Gerdau Cosigua mill will enlarge its capability to supply the metallurgical and the civil construction industries as well as the agriculture and ranching sectors.

ENVIRONMENTAL ISSUES

         Gerdau S.A is in compliance with government environmental regulations. The Company believes that there are no environmental issues that might affect its use of the fixed assets described below.

MATERIAL TANGIBLE FIXED ASSETS

         Gerdau's principal properties of installations for the production of steel, rolled products and drawn products. The following is a list showing the location, capacity and type of installation, as well as the types of products manufactured:

LOCATION OF PLANTS, CAPACITY, EQUIPMENT AND PRODUCTS
(thousand tons/year)


                                       PIG IRON/                  ROLLED DRAWN
    LOCATION OF PLANTS                SPONGE IRON    CRUDE STEEL    PRODUCTS
                                        CAPACITY      CAPACITY      CAPACITY

Aconorte                                          -           250           240

Agua Funda                                        -             -           305
Barao de Cocais (1)                             330           350           200

Cearense                                          -           130           110
Cosigua                                           -         1,400         1,320

Divinopolis (1)                                 360           600           550

Guaira                                            -           510           130
Gerdau Acominas (1)                           2,800         3,000           655
 (Ouro Branco)
Piratini                                          -           375           390
Riograndense                                      -           440           400

Usiba (1)                                       460           520           430

Contagem                                        240             -             -
Margusa                                         200             -             -
BRAZIL                                        4,390         7,575         4,730
AZA                                               -           440           465
Laisa                                             -            70            72
SOUTH AMERICA                                     -           510           537
Whitby                                            -           871           726
Cambridge                                         -           327           290
Manitoba                                          -           349           327

Cartersville                                      -           780           581
Charlotte                                         -           417           318
Jackson                                           -           608           544
Jacksonville                                      -           581           581
Knoxville                                         -           499           472
St. Paul                                          -           544           499
Calverty City                                     -             -           295
Wilton                                            -           318           295
Beaumont                                          -           771           726
Perth Amboy                                       -           816           726
Sayerville                                        -           726           544
NORTH AMERICA                                     -         7,607         6,924
GERDAU TOTAL                                  4,390        15,692        12,191




    LOCATION OF PLANTS   PRODUCTS
                         CAPACITY                        EQUIPMENT                                          PRODUCTS

Aconorte                         85 EAF mini-mill,  rolling mill, drawing mill, nail and Rebar, merchant bars, wire rod, drawn
                                    clamp factory                                        products and nails
Agua Funda                        - Rolling Mill                                         Rebar and merchant bar
Barao de Cocais (1)               - Integrated/blast  furnace,  LD converter and rolling Rebar and merchant bar mill
Cearense                          - EAF mini-mill, rolling mill                          Rebar and merchant bar
Cosigua                         290 EAF mini-mill,  rolling mill, drawing mill, nail and Rebar, merchant bars, wire rod, drawn
                                    clamp factory                                        products and nails
Divinopolis (1)                   - Integrated/blast  furnace, EOF converter and rolling Rebar and merchant bar mill
Guaira                            - EAF mini-mill, rolling mill                          Billet, rebar, merchant bar
Gerdau Acominas (1)               - Integrated with blast furnace                        Billets,  blooms, slabs, rebar, merchant
 (Ouro Branco)                                                                           bars, wire rod and heavy structural shapes
Piratini                          - EAF mini-mill, rolling mill                          Specialty steels
Riograndense                    130 EAF mini-mill,  rolling mill, drawing mill, nail and Rebar, merchant bars, wire rod, drawn
                                    clamp factory                                        products and nails
Usiba (1)                        30 Integrated  with DRI, EAF  mini-mill,  rolling mill, Rebar, merchant bars, wire rod, drawn
                                    drawing mill                                         products
Contagem                          - Blast furnace                                        Pig iron
Margusa                           - Blast furnace                                        Pig iron
BRAZIL                          535 -                                                    -
AZA                               - EAF mini-mill, rolling mill                          Rebar and merchant bar
Laisa                             - EAF mini-mill, rolling mill                          Rebar and merchant bar
SOUTH AMERICA                     - -                                                    -
Whitby                            - EAF mini-mill, rolling mill                          Structural shapes, rebar and merchant bar
Cambridge                         - EAF mini-mill, rolling mill                          Rebar and merchant bar
Manitoba                          - EAF mini-mill, rolling mill                          Special sections, merchant bar and rebar

Cartersville                      - EAF mini-mill, rolling mill                          Merchant bar, structural shapes and beams
Charlotte                         - EAF mini-mill, rolling mill                          Rebar and merchant bar
Jackson                           - EAF mini-mill, rolling mill                          Rebar and merchant bar
Jacksonville                      - EAF mini-mill, rolling mill                          Rebar and wire rod
Knoxville                         - EAF mini-mill, rolling mill                          Rebar
St. Paul                          - EAF mini-mill, rolling mill                          Rebar and merchant bar
Calverty City                     - Rolling Mill                                         Merchant bar
Wilton                            - EAF mini-mill, rolling mill                          Rebar and merchant bar
Beaumont                          - EAF mini-mill, rolling mill                          Rebar, wire rod and reinforcing mesh
Perth Amboy                       - EAF mini-mill, rolling mill                          Wire rod products
Sayerville                        - EAF mini-mill, rolling mill                          Rebar
NORTH AMERICA                     - -                                                    -
GERDAU TOTAL                    535 -                                                    -


Note (1): While EAF (electric arc furnace) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or DRI (direct reduction iron) is also capable of producing pig iron or sponge iron for use in the production of crude steel, using iron ore and natural gas as the main raw materials.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

OVERVIEW

         The year 2004 was, perhaps, the best in the history of steel making at Gerdau. International demand, led by China, and the resumption of economic growth in Brazil, saw record profits at the Group's companies. The Chinese influence in the steel and raw materials' markets has changed the status quo with prices of inputs increasing significantly and driving steel product prices to levels never seen before.

         The world steel industry set a new record producing one billion metric tons in 2004, prompting forecasts that world output will continue to increase with China in the lead. The restructuring of the steel sector in recent years has been one of the key factors driving this expansion. The elimination of several inefficient mills in 2002 and 2003 and the consolidation process promoted by the major world steel companies have helped to rationalize international sales and prices.

SIGNIFICANT FACTORS MATERIALLY AFFECTING THE COMPANY'S RESULTS

DEMAND

         Sales in 2004 reached 11.9 million tons, 3.7% greater than those of 2003. Sales in North America totaled 4.7 million tons, 5.8% more than in the previous year. Units in Chile and Uruguay shipped a total of 438.600 tons, an increase of 25.9%. At Gerdau Acominas, the company in which the Brazilian operations are concentrated, domestic shipments were the highlight of 2004, the consequence of greater consumption by the civil construction sector and a strong growth in the demand from the industrial sector. With shipments totaling 3.9 million tons and representing 57.8% of Company sales in Brazil, this volume was 15.0% greater than that of 2003. The solid demand in the domestic market more than compensated for the year-on-year decrease of 13.3% in export volumes. Exports contributed 42.2% of sales from the Brazilian units and generated revenues of $1.1 billion in the fiscal year.

         Sales from the overseas operations combined with exports from Brazil represented 67.3% of the consolidated volume in 2004, compared to 70.5% in 2003.

PRODUCTION CAPACITY

         Gerdau's growth objective is to consolidate its position as a leader in the Americas in long steel production. Recent acquisitions and agreements reaffirm the Company's faith in the continent's growth potential and have encouraged the search for new opportunities. Consequently, during 2004 the Company agreed to acquire operations in Colombia and concluded purchases in North America.

         In North America, Gerdau Ameristeel's acquisition of the North Star assets made a significant contribution to the expansion of the Company's geographical coverage of the United States Midwest and South. The North Star Steel assets have the capacity to produce approximately 2.0 million short tons of long steel and transform up to 300,000 short tons into greater value-added products. With this acquisition, the North American operations now have a total capacity of approximately 6.9 million metric tons of rolled products. These assets were acquired for less than $50 per ton of installed capacity while the average cost to build a greenfield plant would normally exceed $200 per ton.


         The production of slabs, blooms and billets rose to 12.7 million tons in 2004, 9.3% more than in 2003. Rolled product output, the subsequent stage in the production chain, reached 9.5 million tons, a growth of 14.4% compared to the volume for the previous year. This performance was partially due to the consolidation of output from North Star Steel for the months of November and December.

GERDAU S.A. CONSOLIDATED                                         VARIATION
PRODUCTION                             2004           2003       2004/2003
(1,000 tons)
SLABS, BLOOMS AND BILLETS*
   Brazil                             7,284.5        6,975.9        4.4%
   North America                      5,035.7        4,344.2       15.9%
   South America                        428.2          346.8       23.5%
   TOTAL                             12,748.4       11,666.9        9.3%

ROLLED PRODUCTS*
   Brazil                             4,338.7        3,890.6       11.5%
   North America                      4,759.1        4,107.2       15.9%
   South America                        402.6          309.3       30.2%
   TOTAL                              9,500.4        8,307.1       14.4%


* The rolling process relies on raw materials produced at the melt shops such as slabs, blooms and billets. Part of these products is sold directly to external customers and the remainder used in the rolling process.

         The Brazil units produced 7.3 million tons of steel annually, a volume 4.4% greater than in 2003 and corresponding to 57.1% of the consolidated output. In North America, production was 15.9% greater, reaching 5.0 million tons (39.5% of the total). The companies in Chile and Uruguay produced 428,200 tons (3.4% of the total), posting a growth of 23.5%.

         The Gerdau companies' production of rolled products in Brazil amounted to 4.3 million tons in 2004, an increase of 11.5%. In North America and South America, production grew 15.9% and 30.2%, respectively, to reach 4.8 million tons and 402,600 tons, reflecting the good economic performance of these regions.


SIGNIFICANT EVENTS AFFECTING FINANCIAL PERFORMANCE DURING 2004

         In addition to increased sales and prices, the results of operations of Gerdau were positively impacted by a series of events that resulted in a year-on-year improvement in net income. Some of the most relevant events are described below.

- During 2004 Gerdau enhanced its presence in important markets such as the North American Mid-West through the acquisition of assets in this region. In November, Gerdau Ameristeel concluded the acquisition of the fixed assets and working capital of North Star Steel (four long steel producing mills, three wire-rod processing facilities and a unit producing grinding balls for the mining industry). In December, Gerdau Ameristeel also concluded the acquisition of assets from Gate City Steel, Inc. and RJ Rebar, Inc and in June 2004, the acquisition of substantially all the assets of Potter Form & Tie Co., headquartered in Belvidere, Illinois. These units are suppliers of fabricated rebars, with and without epoxy coating, to the Midwest and South regions of the USA.

- The results for 2004 were impacted positively by a gain of $43.5 million ($28.7 million, net of taxes), accounted as Other Operating Income following the final settlement of a lawsuit in which Gerdau S.A. challenged payment of PIS taxes on the grounds of the unconstitutionality of executive laws 2,445/88 and 2,449/88. - See Item
         18. Financial Statements - Note 16.

- The provision for income tax and social contribution in fiscal year 2004 was impacted by the recognition of $168.9 million in fiscal credits arising from tax losses generated in previous years. - See Note
         18. Financial Statements.

- Equity pick up was $141.9 million in the full year, originated mainly from the positive results of the Gallatin, Bradley Steel Processors and MRM Guide Rail joint ventures. The same factors that contributed to the positive results at Gerdau S.A., such as good market conditions, high international steel prices and strong demand also favorably impacted the financial results of these steel companies.

IMPACT OF INFLATION AND FLUCTUATIONS IN EXCHANGE RATES

         Gerdau's results and its financial position depend largely on the situation of the Brazilian economy, notably (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and
(iii) exchange rates between Brazilian and foreign currencies.

         For many years, Brazil experienced high rates of inflation that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, the Brazilian GDP increased, rising by 4.4% in 2000, 1.4% in 2001, 1.5% in 2002, decreasing by 0.2% in 2003 and increasing again by 5.2% in 2004.

         The following table presents Brazilian inflation and the performance of the Brazilian currency against the U.S. dollar for the periods shown. For a discussion of the foreign exchange rate in Brazil generally see "Item 10.D. Exchange Controls - Exchange Rates."


                                   January to                Year Ended December 31
                                       May
                                                    2005       2004       2003       2002      2001      2000
Inflation (INPC base)                              2.67%      6.13%     10.38%     14.74%     9.44%     5.27%
Inflation (IGP-M)                                  2.19%     12.42%      8.69%     25.30%    10.37%     9.96%
Appreciation (devaluation) of $ versus            -9.44%     -8.13%    -18.23%     52.27%    18.67%     9.30%
Brazilian real


         In a positive economic environment, the real appreciated against the U.S. dollar throughout 2004 leading to a significant improvement in Brazilian country risk and a gradual reduction in interest rates.

         At the end of 2002 and the beginning of 2003, higher inflation generated a divergence in the frequency and size of price and wage adjustments, resulting in an erosion of purchasing power. This gap has narrowed significantly due to recent low inflation rates and increased consumer demand.

         A portion of Gerdau's trade accounts receivable, trade accounts payable and debt is denominated in currencies different to the respective functional currency of each subsidiary. Gerdau Acominas' functional currency is the Brazilian real. Gerdau Acominas has foreign currency denominated assets and liabilities, mainly in U.S. dollars, its financial position and results being affected by changes in the exchange rate of the Brazilian real in relation to the U.S. dollar. In 2004 and 2003, Gerdau's results were affected by the appreciation of the Brazilian real against the U.S. dollar, generating losses in its U.S. dollar-denominated trade accounts receivable from exports, and generating gains in the U.S. dollar denominated trade accounts payable and also debt. Despite the reduction of net debt balances (defined as short and long term debt less short term investments, restricted cash and cash and cash equivalents) during 2004 compared to 2003, the appreciation of the real, together with the increase in the balance of trade accounts receivable and trade accounts payable, also generated a net foreign exchange gain during 2004, duly recorded in the income statement. Gerdau's financial statements are presented in U.S. dollars with transactions in currencies other than the U.S. dollar translated into U.S. dollars in accordance with the criteria established in SFAS No. 52 Foreign Currency Translations. Changes in the exchange rate between the functional currency of the Company's operations, such as the Brazilian real, and the U.S. dollar, affect the reported amounts of revenues and expenses in the consolidated statements presented in U.S. dollars.

NET INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

         The table below contains information for various income statement items, expressed as a percentage of net sales for each of the respective years:

                                                                 FISCAL YEAR ENDING DECEMBER 31,
                                                         2004                  2003                 2002

Net Sales                                                100.0%               100.0%               100.0%
Cost of Sales                                           (69.5%)              (76.0%)              (72.0%)
Gross Profit                                              30.5%                24.0%                28.0%
Sales and Marketing Expenses                             (2.2%)               (3.2%)               (3.5%)
Financial expenses and Financial income, net             (0.7%)               (4.3%)               (9.9%)
General and Administrative Expenses                      (5.2%)               (5.3%)               (6.8%)
Operating Income                                          23.5%                15.4%               17.2 %
Net Income                                                16.6%                11.3%                 7.1%

The table below contains information for various income statement items, expressed in US$ millions:


                                                                 FISCAL YEAR ENDING DECEMBER 31,
                                                         2004                  2003                 2002

Net Sales                                                 6,952                4,531                3,265
Cost of Sales                                           (4,839)              (3,446)              (2,350)
Gross Profit                                              2,113                1,085                  915
Sales and Marketing Expenses                              (115)                (146)                (113)
Financial expenses and Financial income, net               (51)                (193)                (324)
General and Administrative Expenses                       (359)                (242)                (222)
Operating Income                                          1,628                  696                  562
Net Income                                                1,158                  510                  232



FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2003

SHIPMENTS

         Consolidated shipments in 2004 totaled 11.9 million tons, 3.7% higher than sales in 2003. In North America, 4.7 million tons were sold, 5.8% more than in the previous year. The Chilean and Uruguayan units posted volumes of 438,600 tons, an increase of 25.9%. Operations in Brazil were responsible for 56.5% of the consolidated shipments of 6.7 million tons.

  GERDAU S.A. CONSOLIDATED                                                                          VARIATION
  SHIPMENTS                                             2004                    2003                2004/2003
  (1,000 tons)

  BRAZIL
     Domestic market                                 3,881.4                 3,376.1                    15.0%
     Exports                                         2,829.7                 3,263.4                  (13.3%)
     TOTAL                                           6,711.1                 6,639.5                     1.1%

  ABROAD
     North America                                   4,723.7                 4,465.6                     5.8%
     South America                                     438.6                   348.4                    25.9%
     TOTAL                                           5,162.3                 4,814.0                     7.2%

  CONSOLIDATED TOTAL                                11,873.4                11,453.5                     3.7%

         Shipments to domestic customers were the highlight of 2004 at Gerdau Acominas due to higher consumption from the civil construction sector and strong industrial demand. Shipments totaled 3.9 million tons for the year, 15.0% higher than sales in 2003 and 57.8% of Gerdau Acominas' total deliveries.

         Robust domestic market demand, coupled with preferential service to customers in Brazil, fully offset the reduction in exports, which were 13.3% lower than the previous year in volume terms. Exports accounted for 42.2% of the total sales of the Brazilian operation, generating a net total of $1.1 billion for the year.

         In North America, the increase in tons reflects stronger steel demand compared with 2003 in addition to two months' shipments of approximately 153,420 tons by recently acquired mills.


GERDAU S.A. CONSOLIDATED
SHIPMENTS BY PRODUCT LINE                            2004
(%)
Slabs, Blooms and Billets                             20%
Long Rolled Products                                  68%
Draw Products                                          7%
Specialty Steel                                        3%
Flat Steel (Resale)                                    2%
 TOTAL                                               100%

CONSOLIDATED TOTAL TONS                          11,873.4


         Overseas sales in addition to the Brazilian exports accounted for 67.3% of consolidated shipments, against 70.5% in 2003.

         The Company's net sales reached $6,952.1 million in 2004, 53.4% more than 2003 ($4,531.0 million). Of this amount, 52.1% ($3,623.0 million) came from operations in Brazil, 43.3% ($3,009.8 million) from the North American units, and 4.6% ($319.2 million) from the companies in Chile and Uruguay. The better results from the operations abroad, the increase in international market prices and the recovery in domestic demand, in addition to the consolidation of new units acquired in 2004, all contributed to this performance.


  GERDAU S.A. CONSOLIDATED                                          VARIATION
  NET SALES                            2004            2003         2004/2003
  ($ millions)

     Brazil                         3,623,0         2,597.8             39.5%
     North America                  3,009.9         1,811.2             66.2%
     South America                    319.2           122.0            161.6%
  CONSOLIDATED TOTAL                6,952.1         4,531.0             53.4%



         The average net price was $589.7/ton, an increase from $397.5/ton in 2003.


COST OF SALES AND GROSS PROFIT

         Gross margin reached 30.4% in 2004, against 24.0% in 2003. This reflected improved margins from the Brazilian operations following adjustments in sale prices due to higher raw material costs and increased international market prices, strongly favoring exports and the North America business. Gross profit reached $2,113.2 million in 2004, against $1,085.4 million in 2003, a growth of 94.7%.

OPERATING INCOME

         Operating expenses (sales and marketing, general and administrative and other expenses) increased 32.3% in 2004, compared to 2003, against a growth of 53.4% in net sales, the ratio of sales and marketing plus general and administrative expenses to net sales falling from 8.6% to 7.4%. This reduction reflects mainly lower export volumes (reducing port costs) and lower expenses at Gerdau Ameristeel. In 2004, consolidated operating expenses, excluding other operating expenses, were $513.7 million against $388.2 million in 2003.

         The gains resulting from the final non-appealable court ruling in favor of Gerdau and Gerdau Acominas in a lawsuit brought against the payment of PIS taxes based on the unconstitutionality of Decree-Laws 2445/88 and 2449/88 and totaling $43.5 million, were booked under Other Operating Income in 2004.

FINANCIAL EXPENSES AND FINANCIAL INCOME

         In the fiscal year 2004, net financial expenses (which comprise financial income, financial expenses, foreign exchange gains and losses and gains and losses with derivatives) totaled $50.8 million, against $192.7 million in the previous year. This decrease in expenses is due mainly to the increase in financial investments, as a result of the greater cash generation in the period, and to a reduction in the debt cost. Additionally, the maturity, during 2004, of the majority of the cross-currency rate swap contracts kept in 2003 and the fact that no new contracts were celebrated, resulted in reduction of losses on derivatives in 2004.

EQUITY INCOME (LOSSES) FROM UNCONSOLIDATED COMPANIES, NET

         Equity pick up was positive in $141.9 million, originating mainly from positive results of the 50% joint ventures in Gallatin, Bradley Steel Processors and MRM Guide Rail and reflecting the good performance of the steel making business.

PROVISION FOR INCOME TAX

         In 2004, provision for Income Tax and Social Contribution was affected by the recognition of deferred tax assets corresponding to tax loss carry forwards in the amounts of $120.3 million and $48.6 million by Gerdau Acominas and Gerdau Ameristeel, respectively. This reflects a review of the probability of realizing these tax loss carryforwards considering current levels of profitability against an amount of $137.3 million recorded by Gerdau Acominas in 2003.

NET INCOME

         In 2004, consolidated net income amounted to $1,158.4 million, 127.1% higher than $510.2 million in 2003. As already mentioned, there was a substantial contribution to this profit from the overseas operations and the better margins on exports thanks to the increase in international market prices. Net margin (defined as net income divided by net sales) went up from 11.3% in 2003 to 16.7% in 2004.


FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

         Results for the fiscal year 2003 reflect the consolidation of Acominas and Co-Steel for the full year, whereas in 2002, the results of Acominas were only consolidated from February 2002, and those of Co-Steel from October 2002. Other factors that contributed to performance were the improved level of activity at the Ouro Branco mill, following the accident in March 2002, which disrupted production until September 2002, and improved international prices and demand.

NET SALES

         Net sales in 2003 amounted to $4,531.0 million ($3,264.9 million in 2002), representing an increase of 38.8% relative to 2002, mainly due to the Company's strong export performance, with export revenues of $787.3 million (+125% over the previous year), the merging of the nine North American units in October 2002, and the utilization of full production capacity at Gerdau Acominas. The average net price was $397.5/ton, which increased from $363.9/ton in 2002.

         Of total net sales, the Brazilian operations accounted for $2,597.8 million, a 23.0% increase relative to the fiscal year 2002. Sales of the South American operations increased by 22.7% to $122.0 million, while the net revenues of the Gerdau Ameristeel operation increased by 71.9% from $1,053.8 million to $1,811.2 million over the same period, following the full consolidation of its nine North American operations, a significant increase in regional prices and an improvement in market conditions.

COST OF SALES AND GROSS PROFIT

         Cost of sales as a percentage of net revenues increased to 76.0% in 2003 from 72.0% in 2002, representing an increase of 46.6% in absolute terms against a 38.8% increase in net revenues. This result produced a decline in gross margin for 2003 to 24.0% from 28.0% in the previous year, particularly due to the increased cost of scrap and pig iron in Brazil, and of scrap, electricity and natural gas in the United States. In 2003, gross profit rose 18.6% to $1,085.4 million.

OPERATING INCOME

         Operating expenses (sales and marketing, general and administrative expenses) rose 16.1% in 2003 to $388.2 million. In spite of this increase, however, operating expenses (excluding other operating expenses) fell as a percentage of net sales to 8.6% in 2003 from 10.2% in 2002. In 2003, operating income rose 23.8% relative to the preceding year, to $696.3 million, although the increase in cost of sales led to a fall in operating margin over the same period from 17.2% to 15.4%.

FINANCIAL EXPENSES AND FINANCIAL INCOME

         In 2003, net financial expenses (which comprise financial income, financial expenses, foreign exchange gains and losses and gains and losses on derivatives) amounted to $192.7 million, 40.5% below that of the previous year. This figure represents financial expenses of $219.4 million, foreign exchange gains of $162.2 million, loss on derivatives of $197.6 million and financial income of $62.0 million. The reduction in net financial expenses in 2003 was principally due to the foreign exchange gain from the appreciation of the Brazilian real against the U.S. dollar, together with the increase in assets denominated in U.S. dollar, mainly trade accounts receivable, influenced by increased exports from Brazil.

EQUITY INCOME (LOSSES) FROM UNCONSOLIDATED COMPANIES, NET

         Equity pickup of $22.1 million in 2003 resulted from earnings from unconsolidated companies in Argentina, Chile, the United States and Brazil, most of this figure being generated by Gallatin and Dona Francisca Energetica S.A. In 2003, equity pickup included Gallatin's net income for the full period of 12 months, whereas in 2002, equity pickup for these operations was only calculated for a two-month period following the integration of the Company's North American operations. Dona Francisca Energetica S.A. generated losses in 2002, with a material effect on equity pickup for that year, while in 2003, its operations generated a net income.

PROVISION FOR INCOME TAX

         The Company recognized a credit of $34.1 million for the year due to the reversal of a valuation allowance of $137.3 million in the light of the improvement in profitability following the corporate reorganization in November 2003. This amount reflects tax losses generated in previous years at the former Acominas plant. The Company is permitted to offset these against taxable income generated by its Brazilian steel operations, which include from November 2003, those formerly owned by Gerdau S.A. and transferred to Gerdau Acominas as a result of the corporate reorganization.

NET INCOME

         Due to higher sales, lower operating expenses, lower net financial expenses and the income tax credit, net income amounted to $510.2 million in 2003, a year-on-year increase of 120.1%. Net margin rose to 11.3% from 7.1% in 2002.

B. LIQUIDITY AND CAPITAL RESOURCES

         Net cash generated by operating activities amounted to $350.5 million, $468.5 million and $1,147.0 million for the years ended December 31, 2002, 2003 and 2004, respectively, giving a cumulative total for the three years of $1,966.0 million. Net cash generated by operating activities was one of the main sources of liquidity used by the Company. Cumulative short and long-term financing amounted to $4,466.5 million for the three-year period contributing $1,186.1 million in 2002, $1,998.0 million in 2003 and $1,290.0 million in 2004 towards the Company's liquidity requirements. Disposals of fixed assets generated cumulative proceeds of $8.3 million for the years 2002, 2003 and 2004.

         In 2004, the main uses of capital resources were: $441.0 million for investment in fixed assets, $298.4 million for the acquisition of businesses in North America, $1,273.2 million for repayment of maturing short and long-term debt and $275.6 million for distribution of dividends. In 2003, the main uses of capital resources were: $297.8 million for investment in fixed assets, $2,126.5 million for repayment of maturing short and long-term debt and $122.3 million for the distribution of dividends. In 2002, the main uses of capital resources were: $185.9 million for investment in fixed assets, $824.9 million for repayment of maturing short and long-term debt and $74.3 million for distribution of dividends. Resources invested in fixed assets from 2002 to 2004 ($924.7 million) were used to modernize the Company's industrial plants and subsidiaries and to upgrade their technology.

         Between December 31, 2003 and December 31, 2004, net working capital (current assets less current liabilities) increased by $1,310.0 million, from $300.7 million in 2003 to $1,610.7 million in 2004. Between December 31, 2002 and December 31, 2003, net working capital increased by $364.2 million from a negative $63.6 million in 2002 to a positive $300.7 million in 2003. The increase in 2004 was primarily due to (i) the increase in financial investments, as a result of the greater cash generation in the period, (ii) an increase in inventory and accounts receivable as a result of higher steel output and sales and (iii) the consolidation of assets from North Star operations in the period.

         On October 15, 2004, Gerdau Ameristeel issued 70,000,000 Common Shares at a value of Cdn$5.90 per share ($4.70 per share at the exchange rate on the date of the transaction) totaling net proceeds of approximately $322.7 million after deducting underwriters' fees and estimated expenses. Gerdau purchased 35,000,000 of the Common Shares, representing 50% of the total Common Shares offered, for net proceeds totaling $161.3 million after deducting underwriters' fees and expenses.

         Subsequently, on November 18, 2004, the underwriters of the public offering of Common Shares above exercised their over-allotment option to purchase an additional 4,381,000 Common Shares of Gerdau Ameristeel at the initial public offering price of Cdn$5.90 per share. As agreed in a subscription agreement with Gerdau Ameristeel, Gerdau S.A. purchased the same number of additional Common Shares as the underwriters pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price. The net amount to Gerdau Ameristeel after deducting underwriters' fees and estimated expenses amounted to $39.9 million, of which $
20.0 million was paid by Gerdau.


DEBT AND FINANCIAL STRATEGY

         The Company's borrowings are intended to finance investments in fixed assets both in the modernization and technological upgrading of its plants and in the expansion of installed capacity, as well as working capital, the purchase of stakes in other companies, and, depending on market conditions, short-term financial investments.

         The Company's total borrowings (total debt excluding debentures and loans from the parent company) stood at $1,953.7 million and $1,930.9 million as of December 31, 2004 and 2003, respectively. On the same dates, balances of short-term investments and cash and cash equivalents (including "Restricted cash") stood at $659.5 million and $330.6 million, respectively.

         Total debt amounted to $2,299.6 million in 2004 and $2,088.6 million in 2003. Net debt (defined as short and long-term debt plus debentures less short-term investments, restricted cash and cash and cash equivalents) decreased from $1,758.0 million in 2003, to $1,640.1 million in 2004 due to the greater cash generation, improved domestic demand for steel, coupled with the rise in international market prices.

         In 2004, net financial expense amounted to $50.8 million against $192.7 million in 2003. This improvement is due to the greater cash generation (due to the improvement in steel product demand). Additionally, net financial expense in 2004 reflected foreign exchange gains ($30.8 million) due to the appreciation of the Brazilian real, which impacted U.S. dollar denominated assets and liabilities, most notably trade accounts receivable, debt and trade accounts payable and to a lesser extent, the gains generated from derivative operations ($1.2 million). Furthermore, the maturity, during 2004, of the majority of the cross-currency rate swap contracts kept in 2003 and the fact that no new contracts were celebrated, resulted in reduction of losses on derivatives in 2004.

The following table profiles the Company's debt on December 31, 2004 and 2003 (in thousands of U.S. dollars):
                                                                                                      2004         2003
SHORT TERM:
SHORT-TERM DEBT:
Debt denominated in reais                                                                            1,724       29,527
Debt denominated in foreign currency                                                               411,186      450,059
TOTAL SHORT TERM DEBT                                                                              412,910      479,586
CURRENT PORTION OF LONG-TERM DEBT:
Debt denominated in reais                                                                           70,616       49,470
Debt denominated in foreign currency                                                               189,678      269,440
TOTAL CURRENT PORTION OF LONG-TERM DEBT                                                            260,294      318,910
Debentures(a)                                                                                        1,125        1,048
Short-term debt, parent company(a)                                                                       -        1,173
SHORT-TERM DEBT PLUS CURRENT PORTION OF LONG-TERM DEBT, DEBENTURES AND PARENT COMPANY              674,329      800,717

LONG TERM:
LONG-TERM DEBT, LESS CURRENT PORTION:
Debt denominated in reais                                                                          179,362      160,500
Debt denominated in foreign currency                                                             1,101,154      971,929
TOTAL LONG TERM DEBT                                                                             1,280,516    1,132,429
Debentures                                                                                         344,743      155,420
LONG-TERM DEBT PLUS DEBENTURES                                                                   1,625,259    1,287,849

TOTAL DEBT PLUS DEBENTURES, CURRENT PORTION OF LONG-TERM DEBT AND PARENT COMPANY                 2,299,588    2,088,566
Short-term investments, restricted cash, cash and cash equivalents                                 659,529      330,576
NET DEBT PLUS DEBENTURES, CURRENT PORTION OF LONG-TERM DEBT AND PARENT COMPANY                   1,640,059    1,757,990

         (a)     Recorded under "other current liabilities".

         On December 31, 2004, the Company's total debt plus debentures, the current portion of long term debt and parent company debt amounted to $2,299.6 million. Of this balance, $512.6 million (22.3%) was denominated in Brazilian reais and $1,787.0 million (77.7%) in foreign currency.

SHORT TERM

         As of December 31, 2004, the Company's short-term debt amounted to $412.9 million. Of this total, $1.7 million related to financing in reais and $411.2 million in foreign currencies. The current portion of the Company's long-term debt and debentures amounted to $261.4 million, of which $70.6 million in reais and $190.8 million in foreign currencies. In 2004, short-term debt plus the current portion of long-term debt, debentures and financing from the parent company amounted to $674.3 million, representing a reduction of 15.8% relative to 2003, due to the restructuring of Gerdau Acominas' debt profile.

         The main sources of Gerdau's short-term financing are working capital loans and pre-export advances.

LONG TERM

         Long-term debt including debentures amounted to $1,625.3 million as of December 31, 2004. Of this total, $1,280.5 million represented loans from financial institutions, of which $179.4 million was denominated in reais and $1,101.2 million in foreign currency. Of total long-term debt, $344.7 million represents debentures, of which $83.8 million was denominated in foreign currency and $260.9 million in reais.

          Approximately 55.1% of the $1,101.2 million of long term loans denominated in foreign currency, excluding the current portion of long-term debt and debentures, was contracted by the Company and its Brazilian subsidiaries and 44.9% by the Company's foreign subsidiaries.

         Information on the terms of long-term debt costs is presented in Item
18. Financial Statements - Note 15 Long-Term Debt and Debentures. For additional information, see Item 11. Quantitative and Qualitative Disclosures about Market Risks.

         Gerdau S.A. has entered into financial agreements to fund and improve its debt profile. The most significant financial agreements contracted in 2004 are described below.

         In June 2004, Gerdau Acominas concluded the issue of a second tranche of $128 million under its Securitization program. This second tranche was placed with a final maturity of 8 years (April 2012) and annual interest of 7.321%.

         A Euro commercial paper program was completed in October 2004 worth $110 million, maturing October 12, 2005 with a coupon of 3.0% per year.

         In December 2004, the Gerdau Group, through Gerdau Acominas signed a $240 million financing agreement. ABN AMRO Bank led and structured the transaction which was funded by ABN AMRO Bank N.V., Bank of Tokyo-Mitsubishi and UFJ Bank Limited. The full term of the loan is seven years with a grace period of two years and five years' amortization. Nippon Export and Investment Insurance (NEXI), a credit insurance agency linked to the Japanese government, covers 97.5% of the political risk and 95% of the commercial risk. Political risk reflects Brazilian government policies on cross-border payments, while commercial risk reflects the Company's ability to meet its commitments. The first tranche of $32.0 million of this agreement was placed in January 2005 at a cost of funding of LIBOR + 0.5% per year. The agreement has a two-year grace period from the contract signature date, semi-annual amortization and a final maturity date in 2011.

         The Company is subject to limitations on debt levels, the granting of encumbrances on its properties and the payment of dividends under certain circumstances, in accordance with the terms of its debentures and its loans from the Brazilian National Bank for Economic and Social Development (BNDES). These limitations are applicable to the refinancing agreements for Gerdau Ameristeel (Senior Notes and Senior Secured Credit Facility) as well as trade finance credit lines, bank loans, commercial paper and suppliers' credits. Most of the financial agreements contracted by Gerdau S.A., which includes the NEXI operation, a Euro commercial paper and Export Receivables Notes, have covenants based on certain limits such as (i) Financial Debt divided by Earnings before Interest, Taxes, Depreciation and Amortization - EBITDA (defined as gross profit minus general, sales and marketing and administrative expenses plus depreciation and amortization) of less than four and (ii) Earnings before Interest, Taxes, Depreciation and Amortization - EBITDA divided by Net Financial Expenses Excluding Monetary and Foreign Exchange Variations of higher than three.

         Under the Export Receivables Notes Program, the Company has to maintain a Consolidated Minimum Net Worth of R$ 3,759.2 million.

         With the exception of the 13th debenture issue, the terms of the Company's public debentures prohibit the payment of dividends in excess of 30% of net income, if such distributions cause the Company's long-term liabilities to exceed its net worth by a factor of more than 50% and its current assets to fall below its current liabilities.

         The 13th debenture issue, all of which is held in treasury, limits the Company's consolidated financial debt to no more than four times Earnings before Interest, Taxes, Depreciation and Amortization - EBITDA for the last twelve months. This instrument also requires consolidated EBITDA to be more than double net interest expenses for the last twelve months, excluding monetary and foreign exchange variations.

         The terms of the Company's BNDES debt require that the current liquidity ratio (consisting of current assets divided by current liabilities) is at least 0.8 and that Financial Debt divided by Earnings before Interest, Taxes, Depreciation and Amortization -EBITDA is less than four. These agreements also contain negative covenants, subject to customary exceptions.

         The Gerdau Ameristeel Senior Secured Credit Facility contains restrictive covenants that limit the Company's ability to engage in specified types of transactions without the consent of the lenders. Limitations apply to incurring additional debt, issuing redeemable and preferred stock, paying dividends on its Common Shares, selling or otherwise disposing of certain assets and entering into mergers or consolidations. The indenture governing the Senior Notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

         All covenants described above are based on (i) financial statements prepared according to Brazilian Corporate Law for the operations contracted by the companies in Brazil and (ii) financial statements prepared in accordance with U.S. GAAP for Gerdau Ameristeel. Management believes that on December 31, 2004, the Company was in full compliance regarding such debt covenants and other conditions of the debt described above.

         In order to protect itself from fluctuations in the Brazilian currency against the U.S. dollar and changes in interest rates on its foreign currency debt incurred in Brazil, Gerdau entered into cross-currency interest rate swaps whereby it receives U.S. dollars, generally accruing interest at fixed rates, and pays Brazilian reais accruing interest at rates based on the CDI (Brazilian Interbank Deposit Rates). In December 2004, the total amount swapped was $143.0 million (notional amount) of which $58.2 million has been treated, pursuant to EITF 02-02 on a combined basis as if the loans had been originally denominated in reais. Part of the Company's cash flow from operations is denominated in Brazilian reais and part in U.S. dollars. See Item 18. Financial Statements -
Note 21 Derivatives Instruments. Such cash flows from operations may be used to service this debt. There can, however, be no assurance that cash flows from operations will be sufficient to service foreign currency debt obligations, denominated principally in U.S. dollars. It is thus possible that exchange rate fluctuations may have a material adverse effect on the Company's business, financial condition and results of operations. See Item 10.D - Exchange Controls.

         The Company's long-term debt with financial institutions, including debentures, is scheduled to be amortized as follows:

              GERDAU S.A. CONSOLIDATED
              AMORTIZATION
              ($ million)
              2006                                  195.0
              2007                                  292.5
              2008                                  209.0
              2009                                  117.9
              2010                                   75.3
              After 2010                            735.6
              TOTAL                              1,625.3

         The amounts described above include the Gerdau Ameristeel convertible debentures that mature in 2007 ($83.8 million) and a further five Gerdau S.A. debentures issues ($260.9 million) with different maturity dates after 2010.


C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

         Due to the specialized nature of its business, Gerdau Acos Especiais Piratini is the only unit that has been investing uninterruptedly in technological upgrading and in research and development (R&D). This unit is active in the automotive segment and maintains an R&D department responsible for new products and the optimization of existing processes. These product development projects are headed by specialists who use quality tools such as '6 Sigma', statistical procedures for improving the assessment of process variables, and 'Quality Function Deployment', a methodology through which the technicians are able to identify the full spread of customer requirements. In the other plants, production and quality teams are responsible for developing new products to meet customer and market needs.

          As is common with mini-mill steel makers, Gerdau usually acquires technology in the market, since steel-making technology is readily available for purchase.

         International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment used by the Company. Such suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer agreements with Nippon Steel, Sumitomo Steel, Thyssen, Daido Steel and BSW.


D. TREND INFORMATION

         Gerdau's business focuses on the production of long steel and the distribution of steel products in general at its operations located in North and South America. One of the Company's strategies is the development of business on a regional basis aiming at the fulfillment of its raw material requirements and the selling of its production to clients mostly located close to the operating units.

         According to this concept, availability of the Company's inputs, such as scrap, pig iron, iron ore and coal, and local demand are very important factors in the performance of the operating units, although not necessarily critical to the consolidated performance. The steel industry, especially the long steel segment, irrespective of the country in which a company operates, is strongly influenced by global and regional macroeconomic elements. The Gerdau Group prepares its performance forecasts based on these elements.

         Gerdau's operations in Brazil are concentrated under Gerdau Acominas. Based on the volumes shipped in the first quarter of 2005 and the following months of this year, the Company believes that demand, when compared to the volumes shipped in 2004, should be reduced in the Brazilian domestic market as a consequence of the Country's macroeconomic conditions.

         Based on the expectation of reducing deliveries to the domestic market, Gerdau has the capacity to further increase its exports. Exports in 2004 rose sharply due to increased international prices and global demand. In the first quarter of 2005, the Company's Brazilian exports fell by 12% in relation to the fourth quarter of the previous year and 1.5% compared to the first quarter of 2004. Based on the perspectives of the domestic market, the Company believes that tonnage exported will tend to increase over the next quarters. International prices, which are expected to fall although remaining at high levels, may be a reason for exports to continue to contribute strongly to revenues in the second quarter and the current year, despite the depreciation of the U.S. dollar vis-a-vis the Brazilian real in the period.

         The Company believes that among its inputs of scrap, pig iron, coal and iron ore, the trend in scrap and pig iron prices will be downwards, given that prices have already fallen on the international markets. This reflects reduced purchases following the intervention by the Chinese government to control steel product prices as well as increased controls on imports to avoid logistical and raw material supply bottlenecks.

         Gerdau expects industrial units with blast furnace facilities to experience higher production costs, notably due to higher iron ore and coal prices imposed earlier in the year. Although percentage price increases were high, Gerdau Acominas is seeking alternatives to reduce the impact of these costs. An example is the installation of a Hybrid Pelletized Sinter - HPS unit with the use of a mix of iron ore qualities.

         The Company believes that conditions are favorable for production costs to remain the same or even fall in relation to 2004. The inputs where price trends are downwards (scrap and pig iron) represent a much larger proportion of costs than the inputs (iron ore and coal), which have increased.

         At a macroeconomic level, Gerdau believes that exchange rates and inflation will remain stable in Brazil, according to Central Bank estimates. Based on the same source, interest rates should be lower than the current levels by the end of the year with the economy growing around than 3%.

         The North American operations reported an improvement in the first quarter 2005 earnings due to higher spreads (difference between selling prices and scrap cost), as well as increased sales volume as a result of the consolidation of the recently acquired mills and the seasonal improvement for the period. Sales volumes for the first quarter of 2005 increased by 22% compared to the last quarter of 2004. Although prices have been slightly lower due to a reduction in input costs, Gerdau Ameristeel successfully maintained the metallic spread at the same levels as 2004, which may be indicative of continuing positive results for the current year.

         Imports to the United States also increased in the last months of 2004 as a result of stronger demand. However, in 2005, the American government began monitoring the volume of imported products placing restrictions on imports, especially those of wire rod. While the demand for rebars and merchant bars remains strong, the Company believes wire rod sales may weaken during 2005.

         The outlook for the Company's South American operations is also positive. In Uruguay, estimates for the economy are good and the International Monetary Fund (IMF) is forecasting a GDP growth of 5%. Chile is the most stable country in South America in which Gerdau operates. According to IMF estimates, GDP is expected to grow about 6% with an increasing demand for steel products.

         Overall, the trend is for positive results in 2005, the outlook for the year being similar to 2004 both for Gerdau's operations in Brazil and overseas.

E. OFF-BALANCE SHEET ARRANGEMENTS

         The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

         As detailed in Item 19. Financial Statements and Exhibits - Note 26(a), Gerdau has guaranteed 51.82% of the debt of Dona Francisca Energetica S.A., an unlisted corporation that owns and operates a hydroelectric power plant, known as Usina Hidroeletrica Dona Francisca. The debt amounts to R$97.3 million (equivalent to $36.6 million at the year-end exchange rate). The percentage of this guarantee corresponds to Gerdau's 51.82% stake in Dona Francisca Energetica. In addition, the Company has issued guarantees to Banco Gerdau S.A. for $25.7 million relating to loans by the bank to the Company's customers for purchasing the Company's products.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS
($ thousands)                                PAYMENTS DUE BY PERIOD
                                                             LESS THAN                                MORE THAN
                                                TOTAL         1 YEAR       1-3 YEARS    3-5 YEARS      5 YEARS
Long-Term Debt Obligations                                            -
    including Debentures (1)                    1,625,259                     696,537      193,194       735,528
Operating Lease Obligations                                      14,530
                                                   76,641                      18,886       13,183        30,042
Capital Expenditures (2)                                        113,091
                                                  161,559                      48,468            -             -
Unconditional Purchase Obligations (3)
                                                   88,374        88,374             -            -             -
Pension Funding Obligations (4)                    26,068        26,068             -            -             -
TOTAL                                           1,977,901       242,063     , 763,711      206,377       765,570

         (1) Total amounts are included in the December 31, 2004 consolidated balance sheet. See Note 15 Long-term Debt and Debentures in the consolidated financial statements

         (2) Purchase obligations for capital expenditures correspond to and are related to capital projects as well as accrued acquisition costs corresponding to North Star assets, the latter worth $51.8 million. This amount was accrued on December 31, 2004 and paid subsequent to year end. The amount of $109.8 million related to capital projects corresponds to agreements where we have irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2004, the liability was not yet been recorded in our financial statements of this date.
         (3) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

         (4) Pension funding obligations are included only for 2005 as the amount of funding obligations beyond the next year cannot be determined.

         On December 23, 2004, the Company reached an agreement with the majority shareholders of Diaco S.A ("Diaco"). - the Mayaguez Group and Latin American Enterprise Steel Holding, and of Siderurgica del Pacifico S.A. - Sidelpa ("Sidelpa"), to buy the shares currently owned by those parties in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, and Sidelpa is the country's only producer of specialty steel. The conclusion of the transaction is subject to satisfying several prior conditions that had not been met on December 31, 2004. The agreement establishes a period for compliance with these conditions. Under the terms of the agreement, once the conditions are met, Gerdau will acquire a controlling interest in Diaco and Sidelpa. Gerdau also has committed to acquire additional shares in Diaco within eight years. Since the prior conditions had not been met on December 31, 2004 or on the date of filing of this Annual Report, the total amount involved is not shown in the chart above.

G. SAFE HARBOR

         See Cautionary Statement with Respect to Forward-Looking Statements.

H. CRITICAL ACCOUNTING POLICIES


         Critical accounting policies are those that are both (1) important to the portrayal of the financial condition and results of the Company and (2) require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In connection with the preparation of the financial statements included in this Annual Report, the Company's management has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by management in the ordinary course of business, the portrayal of the financial condition and results of the operation of the Company often requires it to make judgments regarding the effects of inherently uncertain matters on the carrying value of the Company's assets and liabilities. Actual results may differ from those estimated using different variables, assumptions or conditions. In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy, described as follows:


     o    currency re-measurement
     o    revenue recognition and allowance for doubtful accounts;
     o    deferred income taxes;
     o    pension and post-retirement benefits;
     o    environmental liabilities; and
     o    derivative financial instruments

         The consolidated financial statements presented in this Annual Report were prepared in accordance with accounting principles generally accepted in the United States of America. Their preparation necessarily involves certain assumptions derived from historical experience and various other factors deemed reasonable and relevant. Although management reviews these estimates and assumptions in the ordinary course of business, the portrayal of the financial condition and results of the operation of the Company often requires it to make judgments regarding the effects on the financial condition and results of operations that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions.

 CURRENCY RE-MEASUREMENT

         The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or re-measured, as appropriate, following the criteria established in Statement of Financial Accounting Standards (SFAS) 52, Foreign Currency Translation from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operate.

         The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate on the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" in shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

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

DEFERRED INCOME TAXES

         The liability method of accounting for income taxes is used for deferred income taxes generated by temporary differences between the book value of assets and liabilities and their respective tax values. Deferred income tax assets and liabilities are measured using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. A valuation allowance is recorded to the extent that the recoverability of the future income tax assets is considered more likely than not. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to make a valuation allowance and when the amount of the valuation allowance was estimated.

PENSION AND POST-RETIREMENT BENEFITS

         The Company accrues its obligations relating to employee benefit plans and their related costs, net of plan assets, adopting the following policies:

o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated for service and management's best estimate of expected investment performance for funded plans, growth in salaries, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is an estimate of the current interest rate on the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of obligations

o        Pension assets are valued at fair market value
o Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active on the date of amendment
o The net actuarial gain or loss that exceeds 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees
o A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

         In accounting for pension and post-retirement benefits, several statistical and other factors, which attempt to anticipate future events, are used in calculating plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health-care costs and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter participant life spans.

ENVIRONMENTAL LIABILITIES

         The Company has made provisions for potential environmental liabilities based on best estimates for potential clean-up and compensation costs for known environmental sites. The Company employs a staff of experts to manage all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, with changes in facts and circumstances possibly resulting in material changes in environmental provisions.

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company applies SFAS 133 - Accounting for Derivative Instruments and Hedging Activities as amended and interpreted.

         Derivative financial instruments include cross-currency interest rate swaps entered into by the companies operating in Brazil mainly for swapping fixed-rate debt denominated or indexed in U.S. dollars into variable rate debt in reais. These swaps are recognized on the balance sheet at fair value and adjustments to fair value are recorded through income. Such cross-currency interest rate swaps are not traded derivatives and have been agreed with various financial institutions in Brazil. The Company values such instruments considering quotations obtained from market participants and following an internally developed methodology that considers the forward rate of exchange of the real against the U.S. dollar and interest rates in Brazilian reais prevailing on the date of measurement. The Company understands that quotations obtained are reasonable when compared with information on similar financial instruments traded on the Sao Paulo Futures and Commodities Exchange (BM&F), that the internally developed valuation methodology is consistent with methodologies used by other participants in the swap market in Brazil and that its results reasonably reflect the amount that would be paid or received to settle the swap on the valuation date. Intense volatility in the foreign exchange and interest rate markets in Brazil observed during 2004 has nevertheless caused significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of such cross-currency interest rate swaps over similarly short periods of time. The fair value recognized in our financial statements may not, therefore, necessarily represent the amount of cash that the Company would receive or pay, as per the case, if it had settled the transaction on December 31, 2004. On December 31, 2004 the unrealized loss on cross-currency interest rate swaps amounted to $14.8 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

    The following is a brief biography of each of the Company Directors and Executive Officers:

JORGE GERDAU JOHANNPETER (69) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. Since 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). He holds a degree in Law from the Federal University of Rio Grande do Sul.

GERMANO HUGO GERDAU JOHANNPETER (73) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Business Administration from the Getulio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (70) has worked for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (63) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master's degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

ANDRE PINHEIRO DE LARA RESENDE (54) was elected as an Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master's degree from the Postgraduate School of Economics of the Getulio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. Andre Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil's chief foreign debt negotiator, Executive President of Companhia Siderurgica Tubarao (CST), Executive Vice President and member of the Board of Unibanco - Uniao de Bancos Brasileiros S.A., Director of Brasil Warrant Administracao de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (66) was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of Sao Paulo and a PhD in Economics from the same University. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the Sao Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (59) was elected as an Independent Board Member in 2002. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro and a degree in Business Administration from the State University of Rio de Janeiro. Oscar de Paula Bernardes Neto is the owner and director of LID - Latin America Internet Development Group and a member of the consultative board of Telesystem International Wireless (TIW) and Bunge Alimentos S.A. in Brazil. He is also a member of the boards of RBS (media network), CheckForte, Satipel and Alcoa in Brasil, and Delphi Corp. in the United States.

CARLOS JOAO PETRY (64) has worked for the Gerdau Group since 1965. He became an executive officer in 1974 and was appointed to the Board of Directors in 1983. Under the new corporate governance structure, he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Philosophy from the Federal University of Rio Grande do Sul.

ANDRE BIER JOHANNPETER (42) has worked for the Gerdau Group since 1980. He was recently appointed Executive Vice President of the Gerdau Executive Committee, and is responsible for its North American operations, in the position of COO - Chief Operating Officer. He holds a degree in Business Administration from the Pontifical Catholic University of Rio Grande do Sul.

CLAUDIO JOHANNPETER (42) joined the Company in 1982. He became Executive Officer in 1997, and is currently an Executive Vice President of the Gerdau Executive Committee, responsible for the Ouro Branco mill and specialty steel, as well as for industrial processes in Brazil and abroad. He was awarded a degree in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1990.

OSVALDO BURGOS SCHIRMER (54) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He has also been responsible for Gerdau Bank (Banco Gerdau) since 1994 and was recently promoted to the position of Executive Vice President of the Gerdau Executive Committee, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. He is also responsible for the South American operations of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

DOMINGOS SOMMA (60) joined the Company in 1980 and became an Executive Officer in 1988. He is currently the Executive Vice President of the Gerdau Executive Committee, responsible for the Commercial Process, comprised of Marketing, Sales, Supplies and Logistics and Transportation. He graduated in Economics from Mackenzie University in 1968.

RICARDO GEHRKE (48) joined the Company in 2004 as Executive Vice President of the Gerdau Executive Committee, responsible for the Business Operation Long Steel Brazil. He graduated in Business Administration from the Pontifical Catholic University of Rio Grande do Sul. Ricardo held a position as executive officer at Exxon Company, in Brazil and in the United States.

FILIPE AFFONSO FERREIRA (39) joined the Company in 2004 as Controlling Executive Vice President, member of the Gerdau Executive Committee and responsible for the Controlling (Accounting and Audit) and Information Technology processes. He graduated in Business Administration from the Pontifical Catholic University of Campinas - SP. Filipe Ferreira also held positions as executive officer at Magneti Marelli, Alcoa and Mars Inc. in Brazil and other countries in Latin America.

EXPEDITO LUZ (53) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure, he is now Secretary-General of the Board of Directors and the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master's degree in Law from the Columbia Law School in New York in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (60) joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. In 2003 he was transferred to North America as Vice President of North Eastern Steel Operations. He holds a degree in Metallurgical Engineering.

FRANCESCO SAVERIO MERLINI (63) joined the Company in 1977 and became an Executive Officer in 1998. He graduated in Electromechanical Engineering from the Cuyo National University of Argentina in 1970.

ELIAS PEDRO VIEIRA MANNA (50) joined the Company in 1988 and became an Executive Officer in 2000. He graduated in Operational Mechanical Engineering, Mechanical Engineering and Civil Engineering, from the Pontifical Catholic University of Rio Grande do Sul in 1977, 1981 and 1982 respectively. He also received a master's degree in Materials Engineering from the Federal University of Santa Catarina in 1982.

As of April 5, 2005, Elias Pedro Vieira Manna is no longer Executive Officer of Gerdau S.A.

SIRLEU JOSE PROTTI (63) joined the Company in 1967, and became an Executive Officer in 1981. Sirleu graduated in Economics from the Pontifical Catholic University of Rio Grande do Sul in 1966.

DIRCEU TARCISIO TOGNI (56) has worked for the Gerdau Group since 1974 and was promoted to Executive Officer in 2002. Dirceu Togni graduated in Mechanical Engineering from the Federal University of Rio Grande do Sul, in 1974, and received post graduation degrees in Work Safety Engineering (1979) and Business Management (2001).

MARCIO PINTO RAMOS (45) was elected executive officer of Gerdau S.A at the Board of Directors meeting held on April 5, 2005. He graduated in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital.

FAMILY RELATIONSHIP

         Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. Andre Bier Johannpeter is Jorge Gerdau Johannpeter's son and Claudio Johannpeter is Klaus Gerdau Johannpeter's son.

ARRANGEMENTS

         Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its managers. There are no pending legal proceedings to which any Company Board Member or Executive Officer is a party against the Company.

B. COMPENSATION

         The employees' compensation system is based on two variables: a fixed salary and a variable portion linked to specific targets.

         The fixed portion of the compensation is constantly monitored and compared to market benchmarks in order to maintain parity with the best market practices as adopted by other companies. The variable portion of the compensation package incorporates semi-annual and annual goals. The achievement of these goals is measured against clearly specified standards that are intended to motivate individuals and teams.

         The Human Resources policy is based on the acknowledgement and recognition of co-workers as strategic to the business.

         The Company conducts evaluations based on several different methodologies, including competence mapping, to track the managerial skills of its executives. Competence mapping aims to identify the degree of alignment of executives with the Company's strategies and business management and to monitor individual development.

         In 2004, Gerdau S.A. paid a total of $25.3 million to its Directors and Executive Officers in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau S.A., on the basis of realized EBITDA (as defined for the purposes of calculating variable remuneration) versus planned EBITDA (as defined for the purposes of calculating the variable remuneration), on the performance of the unit to which the executive is related, and on personal performance. Each of these factors influence one third of the variable remuneration.

        The Company and other related companies in the Group co-sponsor pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Gerdau Acominas since its consolidation. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries ("Gerdau Plan") and a plan for employees of the former Acominas and its subsidiaries ("Gerdau Acominas Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. The Company's Canadian and American subsidiaries, including Gerdau Ameristeel, also sponsor defined benefit plans (the "North American Plans") that cover the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

          During 2004, Gerdau's contribution to the Gerdau Plan with respect to the executive officers amounted to $18.500 (Basic income program) and an additional $51.900 to the supplementary fund. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company.

         On April 30th, 2003, Gerdau S.A.'s shareholders approved a new compensation program for executives with strategic positions in the Company known as the Long Term Incentive Program. This new compensation program consists of call options on the Company's Preferred Shares, granted on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary (the latter was eliminated as from April 28, 2005). This program aims to attract and secure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information - B. Memorandum and Articles of Association).

         Also in April 2003, for the first time, Gerdau S.A. granted stock options to Directors and Executive Officers of its companies in Brazil. This program consisted of stock options granted on 842,520 Gerdau S.A. Preferred Shares, which can be exercised from January 1, 2008 and stock options granted on 1,209,687 Preferred Shares, which can be exercised from January 1, 2006. Both stock options must be exercised by December 31, 2012.


         In December 2003, the stock option program was extended to Senior Managers of Gerdau companies in Brazil. At this time, the Company granted stock options on 513,374 Gerdau S.A. Preferred Shares, which can be exercised from January 1, 2009 and stock options on 7,289 Preferred Shares, which can be exercised from January 1, 2007. Both options must be exercised by December 31, 2013.

         In December 2004, in the third edition of the program, the Company granted stock options on 444,784 shares to the Directors, Executive Officers and Senior Managers eligible for the program. These options may be exercised from January 1, 2010. The Company also granted options on 27,439 shares, which can be exercised from January 1, 2008. All those options must be exercised by December 31, 2014.

         Again in December 2004, the Company granted stock options on 298,390 shares, equivalent to 10% of the basic annual salary, in recognition of the positive corporate earnings for the year. This special and specific edition of the program was authorized on this occasion only, for Directors, Executive Officers, Senior Management and Managers or their equivalents, comprising 366 individuals. These options can be exercised during the period from January 1, 2008 to December 31, 2014.

         The Compensation and Succession Committee approved the December 2003 stock option grants in 2004 and the December 2004 stock option grants in 2005.

         The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements - Note 25.1 for a complete summary of the stock option plan):

Beginning of vesting period            Apr/03       Apr/03       Dec/03       Dec/04       Dec/04      Accumulated
To be exercised from:                  Jan/08       Jan/06       Jan/09       Jan/10       Jan/08      Number of
Must be exercised by                   Dec/12       Dec/12       Dec/13       Dec/14       Dec/14      Shares
Exercise price per share               R$7.96       R$7.96       R$20.33      R$31.75      R$31.75

  TOTAL OPTIONS GRANTED TO DIRECTORS  624,398      882,494       245,508      225,720      124,998      2,103,118
        AND EXECUTIVE OFFICERS

Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held approved in April 2004 and the bonus issue of one share for every two shares held in April 2005, approved in March 2005.

C. BOARD PRACTICES

         Gerdau announced its new corporate governance structure on July 8, 2002 aimed at broadening the Group's management skills, meeting the demands resulting from growth and greater global competitiveness, guaranteeing the succession process without sacrificing accumulated experience, and increasing disclosure to shareholders and capital markets. The General Shareholders' Meeting, held on July 26, 2002, approved the changes in the Company's by-laws required to formalize its new corporate governance structure.

           The Gerdau Executive Committee is now responsible for coordinating the activities of the executive officers and managing the Company's business, the purpose being to build on the Company's relationship with the market and accompany best corporate governance practices. This major change in the Company's management structure provides an administrative link between the Board of Directors and the Company's business operations.

BOARD OF DIRECTORS: The Board of Directors is responsible for determining the broad direction of the Group's business. The Board may have up to ten members. Three independent members will also participate in the Group's decision-making process.

CHAIRMAN
Jorge Gerdau Johannpeter

VICE CHAIRMEN
Germano Hugo Gerdau Johannpeter
Klaus Gerdau Johannpeter
Frederico Carlos Gerdau Johannpeter

INDEPENDENT MEMBERS
Andre Pinheiro de Lara Resende
Affonso Celso Pastore
Oscar de Paula Bernardes Neto

SECRETARY-GENERAL
Expedito Luz

COMPENSATION AND SUCCESSION COMMITTEE: Gerdau has established a Compensation and Succession Committee as part of the new corporate governance structure. This committee guides executive compensation practices and is responsible for nominating candidates for senior executive positions on the Board. It is composed of:

MEMBERS
Frederico Carlos Gerdau Johannpeter
Carlos Joao Petry
Affonso Celso Pastore
Oscar de Paula Bernardes Neto

SECRETARY
Joao Aparecido de Lima

GERDAU EXECUTIVE COMMITTEE: This body represents the link between the Board of Directors and the Group's operations. Its activities are divided into five business operations (BOs), defined by product line and/or geographical location:
BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Acominas (Ouro Branco mill), BO - North America and BO - South American Operations. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

PRESIDENT
Jorge Gerdau Johannpeter

VICE PRESIDENTS
Frederico Carlos Gerdau Johannpeter
Carlos Joao Petry
Andre Bier Johannpeter
Claudio Johannpeter
Osvaldo Burgos Schirmer
Domingos Somma
Ricardo Gehrke
Filipe Affonso Ferreira

SECRETARY-GENERAL
Expedito Luz

STRATEGY AND EXCELLENCE COMMITTEES: The Strategy Committee has been installed to provide support to the Executive Committee, and consists of executives who contribute to the achievement of growing levels of operating performance. The committee analyzes the Group's current situation and growth opportunities, and defines its long-term business focus. The Excellence Committees provide support for functional processes, aiming at developing best management practices and encouraging the exchange of know-how among the Group's units.

PROCESSES: The Processes consist of Operational Processes and Support Processes. Operational Processes are those directly connected with the final results of the business, such as Marketing and Sales, Industrial Processes, Purchasing, Logistics and Transportation, and Scrap Purchasing. Support Processes are those which provide backup in running the business as a whole: Strategic Planning - Corporate and Operations, Corporate Communications and Community Relations, Human Resources and Organizational Development, Legal, Finance and Investor Relations, Holdings, Accounting and Auditing, Management Technology and Information Technology.

BUSINESS OPERATIONS: The Business Operations are managed by executive officers under the coordination of the Gerdau Executive Committee and are structured as follows: BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Acominas (Ouro Branco mill), BO - Gerdau Ameristeel and BO - South American Operations.

         On November 28, 2003, the shareholders of Gerdau S.A. and Aco Minas Gerais - Acominas approved the integration of the operating assets of both companies into a single company. This transaction consisted of the transfer of all steel operations and complementary assets of Gerdau S.A. in Brazil to Acominas and the change in name of the latter to Gerdau Acominas. This new structure led to the transfer of most executive officers of Gerdau S.A. to Gerdau Acominas, which since then has been the Gerdau Group's sole steel manufacturing company in Brazil.

         All members of the Board of Directors and the Gerdau Executive Committee, as well as the executive officers, are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Gerdau Executive Committee and executive officers are elected at meetings of the Board of Directors.

BOARD OF AUDITORS

         Under the Brazilian Corporate Law, the board of auditors ("Conselho Fiscal") is a corporate body independent of management and company's external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management's activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the new SEC rules on the audit committees of listed companies, a foreign private issuer (such as the Company) is permitted not to have a separate audit committee composed of independent directors if it has a Board of Auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

|X| be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);
|X| be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
|X| have the authority to engage independent counsel and other advisors as deemed necessary, to carry out its duties; and
|X| receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

           As a foreign private issuer, the Company has decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held in April 28, 2005, amended the Company's by-laws to modify the duties of the Board of Auditors and the Board of Directors, on the same date approving the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter ("regimento interno") that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the "Conselho Fiscal". Because Brazilian Corporate Law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the board of auditors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the board of auditors cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the board of auditors may only make recommendations to the board of directors with respect to the appointment, retention and compensation of the external auditors. Likewise, the board of auditors may only make recommendations to management and the board with regard to the resolution of disagreements between management and the external auditors. This limited scope of authority is a key difference between the board of auditors and the customary authority of an audit committee as a full committee of the board of directors.

              Under the Brazilian Corporate Law, members of the board of auditors may not also be members of the board of directors or the executive committee, or who are employees of the company or employees of a controlled company or of a company of this group, or a spouse or relative of any member of the company's management. In addition, the Brazilian Corporate Law requires that members of the board of auditors receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires that a board of auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

              As part of the adaptation of its Board of Auditors to the new regulations, the Company has installed a permanent (standing) Board of Auditors composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under the Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company's Board of Auditors and their respective alternates, as of April 28, 2005.

                                                                     YEAR FIRST
NAME                                     AGE    POSITION               ELECTED
Egon Handel                                65   Effective member        2005
Carlos Roberto Schroder                    65   Effective member        2005
Pedro Carlos de Mello(1)                   53   Effective member        2005
Eduardo Grande Bittencourt                 67   Alternate               2005
Domingos Matias Urroz Lopes                67   Alternate               2005
Lucineide Siqueira do Nascimento (1)       54   Alternate               2005
(1) Elected by minority shareholders

         The Board has determined that Egon Handel is an "audit committee financial expert" within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.


D. EMPLOYEES

         The following table presents information on the geographical distribution of Gerdau's employees:

DIRECT                   BRAZIL          OVERSEAS            TOTAL
2000                      8,436             3,654           12,090
2001                      8,631             3,565           12,196
2002                     12,978             5,048           18,026
2003                     14,263             5,334           19,597
2004                     16,067             7,110           23,177

OUTSOURCED*              BRAZIL          OVERSEAS            TOTAL
2004                      9,193               275            9,448

* `Outsourced' correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

         As of December 31, 2004, the Company employed 23,177 at its industrial units excluding the two joint ventures, Sipar and Gallatin Steel. Of this total, 69% are based in Brazil and the remainder at units in South and North America, which have 524 and 6,586 employees, respectively. Employee numbers in Brazil grew considerably in 2002 due to the full consolidation of Acominas. In North America, the number of employees increased in 2002 as a result of the incorporation of employees of Co-Steel into Gerdau Ameristeel Corp. and in 2004 due to the consolidation of North Star Steel into Gerdau Ameristeel.

         As labor unions in Brazil are organized on a regional rather than a national basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to general market conditions. The Company also provides its employees with fringe benefits such as health and child care.

         Gerdau Acominas seeks to maintain good working conditions at its plants and consequently has what it believes to be a comparatively low employee turnover rate. Given its strong emphasis on employee training, the Company seeks to manage necessary production curtailments through the rescheduling of vacation periods rather than workforce reductions.

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

         Approximately 40% of Gerdau Ameristeel employees are represented by the United Steelworkers of America (USWA) and other unions under different collective bargaining agreements. The collective bargaining agreements have different expiration dates beginning in March 2005. The collective bargaining agreements with employees at the Beaumont, Cambridge, St. Paul and Wilton mini mills and the Memphis, Tennessee wire rod processing facility expire in 2005. The company and its workforce had been working without a labor agreement in Beaumont since March 31, 2005, and had been negotiating since January 18, 2005. On May 26, 2005 Gerdau Ameristeel ceased operations at this mill in an effort to encourage the United Steelworkers of America (USWA) labor union to act on the company's "last, best and final" agreement offer presented to the union committee on May 9, 2005.


E. SHARE OWNERSHIP

         The following chart indicates the individual holdings of Preferred and Common Shares of Gerdau S.A. by each director and executive officer, as of May 31, 2005, considering the retroactively adjusted offer of one bonus share for every two shares held, approved in March 2005. None of the directors or executive officers indicated below own more than 1% of the company's capital for each class of share. If the stock options granted to each executive officer were added to the total below, their individual stakes would not exceed the 1% limit.


             SHAREHOLDER         COMMON SHARES          %       PREFERRED SHARES      %
Jorge G. Johannpeter                             171    0.00%                6,885    0.00%
Frederico C. G. Johannpeter                      174    0.00%               20,889    0.01%
Germano G. Johannpeter                           285    0.00%              133,881    0.05%
Klaus G. Johannpeter                             333    0.00%                4,377    0.00%
Affonso Celso Pastore                              -    0.00%                    3    0.00%
Andre Lara Resende                                 -    0.00%                    3    0.00%
Oscar de Paula Bernardes Neto                      -    0.00%                5,430    0.00%
Andre Bier Johannpeter                             -    0.00%                    -    0.00%
Carlos Joao Petry                              1,227    0.00%                    -    0.00%
Claudio Johannpeter                           10,530    0.01%              100,932    0.03%
Domingos Somma                                    93    0.00%               26,793    0.01%
Filipe Affonso Ferreira                            -    0.00%                    -    0.00%
Osvaldo B. Schirmer                                -    0.00%               41,524    0.01%
Ricardo Gehrke                                     -    0.00%                    -    0.00%
Paulo F. B. Vasconcellos                          12    0.00%                1,065    0.00%
Dirceu Tarcisio Togni                              -    0.00%                1,035    0.00%
Marcio Pinto Ramos                                 -    0.00%                    -    0.00%
Expedito Luz                                       -    0.00%                9,984    0.00%
Francesco Saverio Merlini                          -    0.00%                  234    0.00%
Sirleu Jose Protti                                 -    0.00%               30,834    0.01%
TOTAL                                         12,825    0.01%              383,869    0.13%


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

         On May 31, 2005, the Company's capital stock was made up of 154,404,672 Common Shares and 288,297,561 Preferred Shares outstanding (excluding treasury stock). Of the two classes of share traded in the market, only the Common Shares carry voting rights. Under the terms of the Company's bylaws, however, specific rights are assured to the non-voting Preferred Shares. See the bylaws of Gerdau S.A. attached to this annual report.

         The table below presents certain information dated May 31, 2005, regarding (i) any person known to the Company as the owner of more than 5% of the Company's outstanding Common Shares, (ii) any person known to the Company as the owner of more than 5% of the Company's outstanding Preferred Shares and
(iii) the total amount of the Company's Common Shares and Preferred Shares owned by the Board of Directors and executive officers of the Company as a group.

SHAREHOLDER                                                COMMON SHARES        %      PREFERRED SHARES      %
Metalurgica Gerdau S.A.                                          116,929,714   75.73           73,547,865   25.30
Sta.Felicidade Com. Exp.de Prod. Sid. Ltda.*                               -       -            8,945,148    3.08
Grupo Gerdau Empreendimentos Ltda.*                                2,136,945    1.38               41,920    0.01
INDAC - Industria, Administracao e Comercio S.A.*                  2,914,137    1.89                    -       -
Members of the Board of Directors and Executive                       12,825    0.01              383,869    0.13
Officers as a group (20 members)

* Controlled by or affiliated with Metalurgica Gerdau S.A.

         Metalurgica Gerdau S.A. is a holding company that controls directly and indirectly all Gerdau companies in Brazil and abroad. Metalurgica Gerdau and its subsidiaries hold 75.73% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company's Board of Directors as well as its management and operations. On December 9, 2004, Metalurgica Gerdau S.A. and its subsidiary Santa Felicidade Com. Imp. Exp. Prod. Sid. Ltda., reduced their stakes in the voting capital stock of Gerdau S.A. by 3.89% and 6.12%, respectively, through an auction at the Sao Paulo Stock Exchange.


B. RELATED-PARTY TRANSACTIONS

         Transactions of the Company with related parties consist of (i) loans and (ii) commercial operations with subsidiaries and related parties.

          (i) Gerdau S.A. maintains loans with some of its subsidiaries and other affiliates by means of loan contracts, which are repaid under conditions similar to those prevailing in the open market. Contracts between related parties and subsidiaries in Brazil incur interest at the average market rate. Contracts with the Group's foreign companies incur annual interest at LIBOR + 3% and are subject to indexation based on variations in the exchange rate.

          (ii) Commercial operations between Gerdau S.A. and its subsidiaries or related parties basically consist of transactions involving the purchase and sale of inputs and products. These transactions are carried out under the same conditions and terms as those of transactions with non-related third parties. The commercial operations also include payments for the use of the Gerdau brand name and payments relating to loan guarantees.


C. INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Company's financial statements are included in Item 18.

LEGAL PROCEEDINGS

         Like other Brazilian companies, Gerdau S.A. and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business.

         Based on advice from legal counsel, management believes that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2004.

         The most significant legal and administrative disputes (involving amounts exceeding $5 million) are detailed below. For further information on the reserve for contingencies, see the notes to the Financial Statements.


I) TAX CONTINGENCIES

         Part of the total balance of the contingency reserve refers to tax claims. The most significant contingent liabilities accounted for are as follows:

         o The Company recognized in its contingency reserve of December 31, 2004, a provision of $19 million relating to `compulsory loans' that all consumers were obliged to make to Eletrobras ("Emprestimo Compulsorio Eletrobras sobre Energia Eletrica"), the government-owned energy company. The Company has, together with other electricity consumers, challenged the constitutionality of these loans. In March 1995, the Supreme Court ruled against the interests of the consumers. Some of the Company's cases are still awaiting a ruling in the Higher Courts, but the outcome can be predicted in the light of previous decisions. The Company has established a provision relating to these `compulsory loans', since: (i) although the payment to Eletrobras was in the form of a loan, the Company will be repaid in Eletrobras shares;
         (ii) the conversion to Eletrobras shares will be based on their book value; and (iii) based on currently available information, the market value of Eletrobras shares is well below their book value.

         o $6.5 million related to amounts for state value added tax ("Imposto Sobre Circulacao de Mercadorias e Servicos" - ICMS), the majority of which is related to credit right claims involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

         o $7.5 million referring to discussions with administrative authorities in relation to Corporate Income Tax (IRPJ).

         Gerdau Acominas has a claim in which it argues that the limit for offsetting tax loss carryforwards of 30% of net earnings is unconstitutional. The Company had traditionally lodged court deposits equivalent to the tax effect of fully offsetting tax loss carryforwards (Social Contribution on Net Income - Contribuicao Social sobre o Lucro, CSLL, and Corporate Income Tax - Imposto de Renda Pessoa Juridica,
         IRPJ). Considering several unfavorable rulings against other companies seeking the right to pay IRPJ/CSLL after full offset of tax loss carryforwards rather than having that offset limited to 30% of taxable income, in September 2004, Gerdau Acominas decided to discontinue making the deposits, transferring the amount already in judicial escrow accounts ($127.7 million) to the Federal Government as payment. Since September 2004, the Company has been observing the offset limit.

         Nevertheless, the Company has not withdrawn the lawsuit and awaits a decision from the Federal Regional Court of the First Region. In the event that the Federal High Court of Justice changes its understanding and rules in the Company's favor, the amount of taxes paid in excess of those due will be applied against future tax liabilities.

         o The Company has made a contingent provision for social security contributions (INSS), amounting to $9.3 million. These claims refer mainly to the annulment of liabilities and are under review in the Federal Court of First Instance in the state of Rio de Janeiro. Gerdau Acominas has also filed other lawsuits that challenge INSS decisions to charge social security contributions on profit sharing payments, as well as services provided by work cooperatives. The Company has nevertheless made court escrow deposits that substantially cover the entire contingent liability.

         o The Company has challenged the constitutionality of charging a total of $14.5 million, relating to the Emergency Capacity Charge (Encargo de Capacidade Emergencial - ECE) and the Extraordinary Tariff Recomposition (Recomposicao Tarifaria Extraordinaria - RTE), which are tariffs charged for supplying energy to the Company's industrial units. Management believes that these tariffs are of a tax nature and are thus incompatible with the National Tax System as described in the Federal Constitution. The claims are currently under review in the Federal Justice of First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana and Rio Grande do Sul, as well as in the Regional Federal Courts of the First and Second Regions. The Company has made escrow deposits equivalent to the total amount of these claims.

         Court deposits, which represent restricted assets of the Company, refer to amounts held in court escrow accounts until the final decision of the corresponding legal issues. On December 31, 2004, the balance of such deposits stood at $34.3 million.

         There are other contingent liabilities for which the probability of loss is considered possible, but not probable, and for which provisions were not recorded. These include:

         o Lawsuits filed by the state of Minas Gerais to collect presumed state value-added tax (ICMS) credits, based mainly on sales by exporting companies, with claims amounting to $12.3 million. Management understands that this tax is not applicable since sales of products for export purposes are exempt from value-added tax. The Company has therefore not recognized any provision related to these issues.

         o The Company and Gerdau Acominas are defendants in tax claims filed by the state of Minas Gerais for state value-added tax (ICMS) credits on exports of industrialized semi-finished products. Gerdau Acominas is also plaintiff in a claim to cancel a similar tax levy. The total amount of this contingency is $94 million. The Company has not made a provision for such claims. It believes that this tax is not applicable, since the products do not fit the definition of industrialized semi-finished products as established in federal complementary law, and therefore are not subject to value-added tax.

         o The Federal Revenue Service has submitted a claim for $25.7 million, relating to operations of Gerdau Acominas under the drawback concession granted by DECEX, the Foreign Trade Department. The Federal Revenue Service understands that this concession is not in accordance with the law. Gerdau Acominas is awaiting judgment of its preliminary administrative defense, which claims that the operation is legal.

         Last January, Gerdau Acominas was notified of an unfavorable decision concerning its defense. An appeal was presented, which is currently awaiting a ruling.

         The tax assessment has not been finally confirmed. The operation that generated the demand complies with the requirements of the drawback concession and, also, the concession was granted after due analysis by the competent administrative authority. As a consequence, the Company believes a favorable ruling is possible, considering the matter will only be definitively judged after Court's analysis, and, therefore, has not established a provision.

         Management believes that it may be able to realize certain contingent assets. However such realization is not considered probable. Contingent tax assets will be recognized as a gain if and when a final non-appealable ruling is issued in favor of the Company and the credit is payable in the same fiscal year.

         o Court-ordered debt security issued in favor of the Company by the state of Rio de Janeiro for the payment of $10 million arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash, a tax incentive program under the Special Industrial Development Program - PRODI.

         Due to the default by the state of Rio de Janeiro, as well as the non-regulation of Constitutional Amendment 30/00, which granted the state government a ten-year moratorium for payment of securities to cover non-alimony court-order debt, there was no expectation of realization of this credit in 2004 or in 2005.

         o The Company and its subsidiaries have filed four ordinary proceedings challenging changes in the basis for calculating PIS under Complementary Law 07/70 due to rulings of unconstitutionality of Decree Laws 2,445/88 and 2,449/88. In 2004, the High Court of Justice reached a favorable decision (non-appealable) in two proceedings and as a consequence, tax credits of $43.5 million were recognized and are being used to pay federal taxes.

         In March 2005, the Company received a favorable final decision in the third action, the corresponding tax credit amounting to $18.8 million. The last such proceeding is still pending, but based on the precedents, the Company expects to recover tax credits of $7.3 million.

         o Based on previous preliminary court rulings, the Company and Gerdau Acominas and Margusa Maranhao Gusa S.A. expect to recover IPI tax credits. Gerdau S.A. and Margusa have filed administrative requests for reimbursement, and are awaiting judgment of these requests. In the case of Gerdau Acominas the claims were filed directly to the courts and a ruling unfavorable to Gerdau Acominas was issued. The Company currently awaits the results of an appeal, estimating that the amount reimbursable is $148.4 million

II) LABOR CONTINGENCIES

         o The Company is also a party to a number of lawsuits by ex-employees. As of December 31, 2004, the Company had made provisions of $18,676 relating to such claims. None of these individual actions entail significant amounts, and the lawsuits mainly involve claims due to overtime and health and workplace conditions. On December 31, 2004, the balances of court escrow deposits relating to labor contingencies, amounted to $7.8 million.


III) CIVIL CONTINGENCIES

         The Company is involved in a number of lawsuits for which management believes the possibility of loss is remote, and for which it has not, therefore, made contingency provisions. These include:

         o Antitrust proceedings pending against Gerdau S.A relating to a complaint brought by two construction syndicates in the state of Sao Paulo, alleging that Gerdau S.A. and other long steel producers in Brazil were dividing customers among themselves and thus violating antitrust laws.

         Following investigations conducted by the National Secretariat of Economic Law (Secretaria de Direito Economico - SDE) and based on a number of public hearings, the Department decided that a cartel existed.

         A previous ruling by the Secretariat for Economic Monitoring (Secretaria de Acompanhamento Economico - SEAE) also supported this conclusion. The process is in its last stage at the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Economica - CADE), the Treasury Department agency responsible for ruling on competition issues, for a final decision.

         Proceedings are now suspended by a court injunction awarded in a lawsuit proposed by Gerdau S.A.. The purpose of the injunction is to annul the administrative proceedings based on numerous irregularities in the administrative process. The lawsuit is currently at its first stage.

         The Administrative Council for Economic Defense (CADE) and the Federal Government are challenging the injunction.

         The Company denies any anti-competitive conduct and believes that on the basis of the available information, including the opinion of its legal counsel, the administrative process conducted by the SDE includes many irregularities, some of which are inadmissible. For example, the SDE investigations did not follow the due process of the law, representatives of this agency orienting some of the witnesses that testified in the case. The SDE also issued its ruling before Gerdau S.A. had a chance to respond to the closing arguments, indicating a bias on the part of the SDE. The same considerations apply to the SEAE's ruling, which does not consider the economic issues of the case and is based solely on witnesses' testimony.

         These irregularities also include non-compliance with related constitutional provisions and will undoubtedly affect an administrative decision based on the conclusions presented so far by the antitrust authorities. Gerdau S.A. has pointed out and opposed all of these irregularities and will continue to reject the allegations as well as the irregular procedures of the administrative process, believing that it will ultimately be successful, if not in the administrative process, then in a court of law.

          The Company has thus made no provisions in this case. According to Brazilian law, fines up to 30% of gross sales revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such an executive could be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in Brazil for fines of more than 4% of gross sales revenues. In a similar case involving flat steel companies, the fine was approximately 1% of gross sales revenue.

         o A claim against Gerdau Acominas relating to the rescinding of a contract for the supply of slag and indemnification for losses. As of December 31, 2004, this claim amounted to approximately $13.9 million. Gerdau Acominas has contested all claims and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge ruled that the contract be rescinded since the request was common to both parties, at the same time ruling that the indemnity claim was unfounded.

         This ruling was upheld by the Court of Civil Appeals of the state of Minas Gerais (CCAMG), and is based on expert evidence and interpretation of the contract.

         As mentioned above, the CCAMG upheld the decision to rescind the contract and accepted the appeal of Gerdau Acominas to condemn the supplier to pay the costs of slag removal, overruling the supplier's plea.

         The supplier appealed to the High Court of Justice, the appeal being refused. This was followed by an Instrument Appeal, which had its merit overruled, but was partially accepted, the High Court ordering the CCAMG to "point out which section of the contract was breached by the supplier". The matter was reexamined as determined by the High Court of Justice. On March 15, 2005, the court handed down its decision pointing clearly to a breach of contract by the supplier. The decision was based on the examination of the evidence and interpretation of the contract, thus significantly reducing the chances of success of further appeals on the part of the supplier. In the light of these events, Gerdau Acominas' believes the possibility of loss is remote.

         o A civil lawsuit was filed by Sul America Companhia Nacional de Seguros, an insurance company, against Gerdau Acominas and the New York branch of Westdeutsche Landesbank Girozentrale (WestLB), a bank, for the payment $12.9 million, which was deposited with the court to settle an insurance claim lodged by Gerdau Acominas.

         Sul America pleads uncertainty as to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both bank (which claimed to have no right over the amount deposited), as well as the Company, (which claimed inexistence of uncertainty and justification to refuse payment, since the amount owed by Sul America is higher than stated). Following this plea, Sul America claimed fault in the bank's representation. This matter is already settled, Gerdau Acominas collected the amount deposited in December 2004. The process is expected to enter the expert evidence phase, mainly to determine the amount finally due.

         Based on the opinion of its legal counsel, the Company believes that it stands only a remote chance of losing the case and that the court will rule that the amount of the indemnity claimed by the insurance company is not the correct one.

         This lawsuit relates to an accident on March 23, 2002 with the blast furnace regenerators at the Presidente Arthur Bernardes mill, which caused the shutdown of various activities, material damages to the mill's equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the accident, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and the Company received an advance payment of $23.3 million in 2002.

         In 2002, a preliminary and conservative estimate of indemnities relating to the coverage of both property and casualty losses and loss of profits in the total amount of approximately $41.4 million was recorded, based on the amount of the fixed costs incurred during the period of partial shutdown of the steel mill and on the expenditures incurred in temporarily repairing the equipment. This estimate is close to the amount of the advance received of $23.3 million plus the amount proposed by the insurance company as a complement for settlement of the indemnity of $12.9 million. Subsequently, new amounts were added to the discussion as demonstrated in the Company's appeal, although they were not accounted for. Once a final legal ruling is handed down, the amounts will be duly booked to the Company's accounts.

         Based on the opinion of legal counsel, the Company believes that losses from other contingencies are remote and that any eventual losses would not have a material adverse effect on the consolidated results of operations or on the consolidated financial position of the Company.

NO MATERIAL EFFECT

         Management believes that the probability of losses as a consequence of other contingencies is remote, and that were these to arise, they would not have a materially adverse effect on the consolidated financial position of the Company.


DIVIDEND DISTRIBUTION POLICY

         Brazilian Corporate Law generally requires the by-laws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. The law requires a minimum payout of 25% of adjusted net income. Under the Company's bylaws, this percentage has been fixed at no less than 30% of the adjusted net income for distribution for each fiscal year. (See Item 10. Additional Information - 10.A - Dividend Policy)

         Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves ("Adjusted Net Income"). In order to convert the dividends paid by the Company from reais into dollars, the institution providing the Company with custodial services ("Custodian") will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company's paid-in capital. On December 31, 2004, in accordance with Brazilian GAAP, Gerdau S.A.'s legal reserve amounted to R$326.0 million ($122.8 million, using the year-end exchange rate) or 9.4% of total paid-in capital of R$3,471.3 million ($1,307.8 million, using the year-end exchange rate).

         According to Law 9,457, holders of Preferred Shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on Common Shares, unless one of three exceptions described in the Law holds. Gerdau S.A.'s executive directors presented a proposal at the 2002 shareholders' meeting, to grant both Common and Preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

         Under the recent amendments to the Brazilian Corporate Law, by extending the tag along rights to minority shareholders, the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company's bylaws to provide for the tag-along rights as described above, the Company now pays the stated minimum dividend of 30% of Adjusted Net Profit to all shareholders, from January 1, 2002 dividends paid to preferred shareholders no longer being subject to a minimum 10% premium over those paid to holders of common shares.

         As a general requirement, shareholders who are non-resident in Brazil must have their Brazilian company investments registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred Shares underlying the ADRs will be held in Brazil by the Custodian as agent for the Depositary Bank ("Depositary"). The holder of Preferred Shares will be the registered holder recorded in the preferred shares register.

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



INTEREST ON CAPITAL STOCK

         Law 9,249 of December 1995, provides that a company may, at its sole discretion, pay interest on capital stock in addition to, or instead of, dividends. A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit of an amount computed as the TJLP (Long-Term Interest Rate) rate of return on its interest on capital stock or 50% of the net income for the fiscal year, whichever is the larger. The payment of interest as described here is subject to a 15% withholding income tax. See Item 10. Additional Information
- Taxation



DIVIDEND POLICY

         The Company currently intends to pay dividends on its outstanding Preferred Shares at its mandatory distribution rates for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of the Company's financial condition. Although not required to do so by its bylaws, the Company had been paying dividends twice a year in the form of interest on capital stock. On March 31, 2003, the Board of Directors approved a new policy for paying dividends and interest on capital stock on a quarterly basis.


         Since 1999, dividends have been paid to holders of the Company's Common and Preferred Shares in reais and in U.S. dollars translated from reais at the commercial exchange rate on the date of payment. Relevant amounts are described in Item 3 - Key Information - Selected Financial Data.


B. SIGNIFICANT CHANGES

50% STOCK DIVIDEND

         On March 31, 2005, the Board of Gerdau S.A. approved a capital stock increase, effective on April 11. The capital stock was increased from R$3,471,312,349.01 to R$5,206,968,523.52 (Brazilian GAAP) by means of the incorporation of investment reserves and working capital, with the issuance of new shares, assigning 50 (fifty) bonus shares to each lot of 100 (one hundred) (according to the ratio of one share for every two shares) shares owned on April 11, 2005, date of record of the incorporation of the above mentioned reserves. The value assigned to the bonus shares, as defined by the Brazilian Internal Revenue Secretariat's regulation IN/SRF 25/2001, article 25, paragraph 1, was R$11.70 per share.

ACQUISITION OF SHARES ISSUED BY GERDAU S.A.

         On May 30, 2005, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Brazilian Securities Commission ("CVM"), deciding to authorize the acquisition of shares issued by Gerdau S.A. and to maintain the same as treasury stock for later cancellation.

         These shares will be acquired using cash funds backed by existing profit reserves up to the adjusted limit of 6,500,000 Preferred Shares, representing 3.16% of outstanding stock, which amounted to 205,393,936 adjusted shares on April 30, 2005.

         This authorization will remain in force for 30 days from that date beginning May 31 2005, it being the responsibility of the Officers of the Company to determine the quantities of shares and appropriateness of each operation.

         The transaction will be carried out in stock exchanges, at market prices, with the intermediation of the following brokers:

         Bradesco S.A. Corretora de Titulos e Valores Mobiliarios
         Itau Corretora de Valores S.A.
         Merrill Lynch S.A. Corretora de Titulos Valores Mobiliarios Unibanco Corretora de Valores Mobiliarios S.A.
         UBS Corretora de Cambio e Valores Mobiliarios S.A.

         The total shares to be acquired and canceled will be announced after the end of the buyback period.

DIRECTORS

         At the Board of Directors meeting on May 30, 2005, Mario Longhi was elected Vice President of Gerdau S.A. and member of Gerdau Executive Committee. Mario Longhi holds a degree in Metallurgical Engineering from the Maua Technological Institute in Sao Paulo. He also held positions as executive officer at Alcoa.


ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

PRICE INFORMATION

         The following table presents high and low market prices in Brazilian reais for Gerdau S.A. Preferred Shares (GGBR4) on the Sao Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period. All price information presented in this section has been retroactively restated to reflect the effects of the stock bonus approved in March 2005.

CLOSING PRICES GGBR4 - ANNUAL BASIS
Adjusted for dividends

            YEAR                       BRAZILIAN REAIS PER SHARE                       US DOLLARS PER SHARE

                                      HIGH                   LOW                   HIGH                    LOW
            2000                      5.21                   2.57                  2.91                   1.30
            2001                      4.66                   2.48                  2.26                   0.89
            2002                      7.68                   4.40                  2.91                   1.38
            2003                     18.56                   6.45                  6.42                   1.77
            2004                     32.83                  15.53                  11.85                  4.97
Source: Economatica

CLOSING PRICES GGBR4 - QUARTERLY BASIS
Adjusted for dividends

            YEAR                       BRAZILIAN REAIS PER SHARE                       US DOLLARS PER SHARE

                                      HIGH                   LOW                   HIGH                    LOW
            2003
             1Q                       7.44                   6.45                  2.20                   1.77
             2Q                      10.06                   6.57                  3.52                   2.00
             3Q                      13.92                   9.30                  4.81                   3.15
             4Q                      18.56                  12.32                  6.42                   4.22
            2004
             1Q                      21.02                  16.15                  7.37                   5.47
             2Q                      23.62                  15.53                  7.56                   4.97
             3Q                      32.83                  22.70                  11.02                  7.38
             4Q                      32.16                  24.80                  11.85                  8.69
            2005
             1Q                      36.08                  25.99                  13.49                  9.63

Source: Economatica

CLOSING PRICES GGBR4 - MONTHLY BASIS
Adjusted for dividends
                                       BRAZILIAN REAIS PER SHARE                       US DOLLARS PER SHARE
            YEAR

                                      HIGH                   LOW                   HIGH                    LOW
            2004
          December                   32.16                  28.20                  11.85                  10.16
            2005
          January                    30.89                  25.99                  11.58                  9.63
          February                   33.38                  26.73                  12.86                  10.19
           March                     36.08                  28.48                  13.49                  10.54
           April                     29.85                  23.42                  11.24                  8.95
            May                      25.95                  21.00                  10.57                  8.57

Source: Economatica

         In the above tables, share prices have been retroactively adjusted for all periods to reflect: (a) a bonus issue of three shares for each share held, approved in April 2003, (b) a reverse stock split of one share for each 1,000 shares held, approved in April 2003, (c) a bonus issue of one share for each share held, approved in April 2004 and (d) a bonus issue of one share for every two shares held, approved in March 2005.

         Common and Preferred Shares are traded in the market, but only the Common Shares have voting rights. Under the terms of the Company's bylaws, however, specific rights are assured to the non-voting Preferred Shares. See Gerdau S.A.'s bylaws comprising an exhibit of this document.

         The following table presents high and low market prices for Gerdau S.A.'s ADRs as traded on the New York Stock Exchange (NYSE) for the indicated periods.

CLOSING PRICES GGB - ANNUAL BASIS
                  Adjusted for dividends

             YEAR                           US DOLLARS PER SHARE

                                    HIGH LOW
             2000                        3.97                   2.02
             2001                        3.00                   1.20
             2002                        3.59                   1.77
             2003                        6.82                   2.07
             2004                       12.13                   5.31

Source: Bloomberg

CLOSING PRICES GGB - QUARTERLY BASIS
                  Adjusted for dividends

            YEAR                         US DOLLARS PER SHARE

                                      HIGH                   LOW
            2003
             1Q                       2.53                   2.07
             2Q                       3.93                   2.28
             3Q                       5.35                   3.64
             4Q                       6.82                   4.76
            2004
             1Q                       7.89                   6.30
             2Q                       8.17                   5.31
             3Q                      11.29                   8.00
             4Q                      12.13                   9.36
            2005
             1Q                      13.58                  10.13
Source: Bloomberg


CLOSING PRICES GGB - MONTHLY BASIS
                  Adjusted for dividends

            YEAR                         US DOLLARS PER SHARE

                                      HIGH                   LOW
            2004
          December                   12.11                  10.75
            2005
          January                    11.61                  10.13
          February                   13.16                  10.75
           March                     13.58                  10.96
           April                     11.10                   9.42
            May                      10.65                   8.89
Source: Bloomberg

         The above tables show the lowest and highest market prices of Gerdau's shares since 2000. Share prices have been retroactively adjusted for all periods to reflect: (a) a bonus issue of three shares for each share held, approved in April 2003, (b) a reverse stock split of one share for each 1,000 shares held, approved in April 2003, (c) a bonus issue of one share for each share held, approved in April 2004 and (d) a bonus issue of one share for every two shares held, approved in March 2005.


B. DISTRIBUTION PLAN Not required.


C. MARKETS

SAO PAULO STOCK EXCHANGE - BRASIL

         The Sao Paulo Stock Exchange - BOVESPA is a non-profit association owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The

BOVESPA currently has two open outcry trading sessions each business day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the BOVESPA automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA. The system places a ceiling on individual orders of R$ 100,000 and price variations are limited to 2% (above or below) the closing quote of the day.

         Since March 17, 2003, market making activities have been allowed on the BOVESPA, although there are no specialists or market makers for the Company's shares on this exchange. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA may be effected off the exchange under certain circumstances, although such trading is very limited.

         Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling shareholders that rarely trade their shares. For this reason, data showing the total market capitalization of the BOVESPA tend to overstate the liquidity of the Brazilian equity market, which is relatively small and illiquid compared to major world markets.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearing house, the Brazilian Clearing and Depository Corporation - CBLC (Companhia Brasileira de Liquidacao e Custodia), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents such as member brokerage firms and banks, and the BOVESPA.

         Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

         The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (Law 6,385 of December 7, 1976, as amended) and the Brazilian Corporate Law (Law 6,404 of December 15, 1976, as amended).

          Law 10,303 of October 31, 2001, amended Law 6,385/76 and Law 6,404/76.
The most important changes were (i) the conversion of the CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and a separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and alternate (considering that until April 2005, the representative of such shareholders shall be chosen from a three-name list prepared by the controlling shareholders); (v) the right of the minority common shareholders to elect one board member; and (vi) the condition that Preferred Shares shall only be permitted to trade on the stock market if they have at least one of the rights mentioned as follows: (a) priority over dividends corresponding to at least 3% of the shares' net worth based on the company's last approved balance sheet; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) tag-along rights in the event of transfer of control of the company.

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

         On March 5, 2002, the CVM issued Regulation 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a listed company.

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

         The trading of a company's securities on the BOVESPA may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the BOVESPA or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

TRADING ON EXCHANGES OUTSIDE BRAZIL

         In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

NEW YORK STOCK EXCHANGE

         On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2004, 80.0 million ADRs were traded, a figure 240.4% higher than in 2003, representing a trading volume of $1.3 billion, equivalent to a daily average of $5.1 million.


LATIBEX - MADRID STOCK EXCHANGE

         Since December 2, 2002, Gerdau S.A.'s Preferred Shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for Preferred Shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one Preferred Share. This participation in the Latibex boosted the Company's visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA. In 2004, a total of 479,100 Gerdau Preferred Shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of 6.2 million Euros.

ITEM 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

         Not applicable.


B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         The information required for this item was included in the Registration Statement in Form 20-F filed on June 30, 2004 (Commission file number 1-14878). The items listed below refer to significant changes to the by-laws, since the date of the Company's last annual report on Form 20-F. The full document, with the following changes can be found as an exhibit to this annual report.

STOCK OPTION PLAN

         The General Shareholders' meeting held on April 30, 2003, approved the change in Article 4 of the Company's By-Laws and included a new second paragraph with the following text and consequent renumbering of the ensuing paragraphs:

         Article 4(0), paragraph 2(0) - Within the limits of the authorized capital stock, the Board may, based on a program approved by the Shareholders' Meeting, grant stock options to the directors, officers, employees or individuals that provide services to the Company or to companies under its control.

         The Shareholders' Meeting also approved a stock option plan that constitutes a new form of compensation of strategic executives termed the "Long Term Incentive Program".

         The Shareholders' Meeting held on April 28, 2005, resolved to alter item 5.1 to provide more flexibility to the stock option plan through the introduction of a range, as follows: "5.1. The granting of call options shall only apply to GERDAU Preferred Shares, in an amount equivalent from 10% (ten per cent) to 20% (twenty per cent) per year of the basic annual salary of each of the EXECUTIVES selected to take part in the PROGRAM. For this program, the basic annual salary of these EXECUTIVES shall be defined as equal to 13 (thirteen) times the monthly salary paid by the company in the month of December". In addition it resolved to eliminate the conditions of the "Long Term Incentive Plan" which had authorized the granting to an individual elected as director or executive officer for the first time the three-year mandatory vesting period option.

SUMMARY OF SPECIAL CONDITIONS RELATING TO DIRECTORS AND OFFICERS

         Although the by-laws do not specifically address this matter, the Company and its directors and officers are obliged to follow the provisions of Law 6.404/76, which regulates corporations in Brazil.

         In general terms, article 153 of the Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence which an active person of integrity normally employs in the administration of his/her own affairs.

         Article 154, paragraph 2 of the Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest without the prior approval of a General Shareholders' Meeting or the Board of Directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company's by-laws or a General Shareholders' Meeting.

         In more specific terms, as outlined in the paragraph 1 of article 156 of the same law, a director or an officer may only perform transactions with the Company under reasonable and fair conditions, identical to the conditions prevailing in the market, or in situations under which the Company would contract with third parties, including occasional loan agreements between the Company and its directors or officers.

         Article 152 of the Corporate Law states that the General Shareholders' Meeting shall establish the financial compensation of directors and officers as well as any benefits and representational allowances.

         Article 146 of Law 6,404/76 establishes that the members of the Company's Board of Directors must be shareholders, and that they must own at least one share in the Company.

         There is no by-law or legal rule as to any mandatory employment limit date or retirement age for directors and officers.

         In addition to enforcing the pertinent legal provisions, the Company also observes the rules and corporate governance recommendations of the Sao Paulo Stock Exchange (Information regarding the differentiated corporate governance levels was included in the Registration Statement on Form 20-F dated June 30, 2004 - Commission file number 1-14878).

         Adherence to these rules is consolidated in a contract in which the Company and its directors and officers agree to enforce the relevant regulations, which establish that the company shall submit to the Sao Paulo Stock Exchange and disclose information on any contract established between the Company and its controlled and associated companies, senior managers and the controlling shareholder; between the Company and the subsidiary or associated companies of its senior managers and the controlling shareholder; and between the Company and any other companies that form a de facto or de jure group with the entities mentioned above, whenever a single contract, or a series of related contracts, with or without the same purpose, equals or exceeds R$ 200,000.00 within any one-year period, or equals or exceeds an amount equal to one percent of the company's net equity, whichever is higher. When submission or disclosure of information is required, the information must detail the scope of the contract, its term of effectiveness and value, the conditions for termination and accelerated expiration and any influence that such a contract may have on the company's management and business.

         This issue is also covered in the Gerdau Ethical Guidelines, which outline and consolidate the rules guiding the behavior of the Gerdau Group and its employees, as described in item 16 B of this document, and also available at www.gerdau.com.br

         Gerdau's officers must abide by the Gerdau Ethical Guidelines, both internally and when representing the Company. They must act in accordance with standards that reflect their personal and professional integrity and are compatible with the bond they have established with the Company and society at large. They must carefully evaluate situations involving conflicts between personal interests and those of the Company, and carry out in the Company's best interests all activities involving Company resources, property, services or credits, reporting any private activities that may interfere or conflict with the Company's interests, disclosing the extent and nature of such activities, maintaining their loyalty to the Company, and refraining from using privileged information concerning business opportunities to their own benefit or to the benefit of others, regardless of whether these are to the advantage or the disadvantage of the Company.

C. MATERIAL CONTRACTS

         For information concerning material contracts regarding acquisition of assets, see Item 4 - Company Information and Item 5 - Operating and Financial Review and Prospects. None of these contracts exceeds 15% of the Company's consolidated fixed assets.

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

NEXI

         In December 2004, Gerdau, through Gerdau Acominas signed a $240 million financing agreement. ABN AMRO Bank led and structured the transaction which was funded by ABN AMRO Bank N.V., Bank of Tokyo-Mitsubishi and UFJ Bank Limited. The full term of the loan is seven years with a grace period of two years and five years' amortization. Nippon Export and Investment Insurance (NEXI), a credit insurance agency linked to the Japanese government, covers 97.5% of the political risk and 95% of the commercial risk. Political risk reflects Brazilian government policies on cross-border payments, while commercial risk reflects the Company's ability to meet its commitments. The first tranche of $32.0 million of this agreement was placed in January 2005 at a cost of funding of LIBOR + 0.5% per year. The agreement has a two-year grace period from the contract signature date, semi-annual amortization and a final maturity date in 2011.

EURO COMMERCIAL PAPER

         Gerdau issued a Euro Commercial Paper program for a total amount of $110 million in October 2004. The program matures on October 12, 2005 with the securities bearing an annual coupon of 3.0%.

EXPORT RECEIVABLES NOTES

         On September 4, 2003, Gerdau Acominas concluded the placement of the first $105 million tranche of an Export Receivable Notes program. This program, which will total $400 million, represents an important tool for improving the Company's debt profile. The initial tranche was placed with an annual coupon of 7.37% and final maturity in July 2010. The operation has a 2-year grace period and amortization will be quarterly, beginning in October 2005. The operation was awarded a "BBB-" rating by Fitch Ratings. The certificates are backed by receivables representing future sales of steel products by Gerdau Acominas.

         On June 3, 2004, Gerdau Acominas placed the second $128 million tranche of its Export Receivables Notes program. This second tranche was placed with a final maturity of 8 years (April 2012) and an annual coupon of 7.321%. The notes have a quarterly amortization schedule starting in July 2006. At the time of pricing (May 24, 2004), this represented a yield of 488 basis points below the Brazilian Sovereign Bond of an equivalent average maturity, and 292 basis points above that of the five-year U.S. Treasury Bond, which corresponds to the average duration of this tranche. The operation was granted a "BBB-" rating by Fitch, based on receivables representing future sales of steel products by Gerdau Acominas.

SENIOR NOTES AND SENIOR SECURED CREDIT FACILITY

         On June 27, 2003, Gerdau Ameristeel refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entering into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders.

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

The following is a summary of existing credit facilities:

         Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. Gerdau Ameristeel will be able to borrow under the Senior Secured Credit Facility the lesser of
         (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual levels of inventory and accounts receivable, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. On December 31, 2004, borrowings were $27.000, and there was $295.0 million available under the Senior Secured Credit Facility compared to $135.0 million borrowed and $130.3 million available on December 31, 2003.

         Loans under the Senior Secured Credit Facility bear interest at an annual rate equal to one of several options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. The Senior Secured Credit Facility contains restrictive covenants that limit the Company's ability to engage in specific types of transactions without the consent of the lenders. These covenants may limit Gerdau Ameristeel ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on its Common Shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

         Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company.

         Senior Notes: on June 27, 2003, Gerdau Ameristeel issued $405.0 million in 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of Gerdau S.A. The notes mature on July 15, 2011 and were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured, unsubordinated debt, and are senior to any future senior subordinated or subordinated debt.

         Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, Gerdau Ameristeel may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of Common Shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, until the date of redemption.

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


      In Brazil, a mechanism is available to foreign investors interested in trading directly on the Sao Paulo Stock Exchange. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of Resolution 1,289 of the National Monetary Council ("Annex IV Regulations"). Currently, this mechanism is regulated by Resolution 2,689, of January 26, 2000, of the National Monetary Council and by CVM Instruction 325, of January 27, 2000, as amended ("Regulation 2,689").

      Regulation 2,689, which took effect on March 31, 2000, establishes new rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial asset and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. Pursuant to Regulation 2,689, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. Regulation 2,689 prohibits the offshore transfer or assignment of the title of the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

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

      Resolution 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution 1,289 ("Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADRs have been approved under the Annex V Regulations by the Central Bank and the CVM, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be entitled to favorable tax treatment. According to the 2,689 Regulation, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Regulation 2,689 and vice versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

      A foreign investment registration has been made in the name of The Bank of New York, as Depositary for the Preferred ADRs ("Depositary"), and is maintained by Banco Itau S.A. ("Custodian") on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. In the event that a holder of Preferred ADRs exchanges Preferred ADRs for Preferred Shares, such a holder will be entitled to continue to rely on the Depositary's registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank. Thereafter, unless the Preferred Shares are held pursuant to the Resolution 2,689 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

      Restrictions on the remittance of foreign capital overseas could hinder or prevent the Custodian, as custodian for the Preferred Shares represented by Preferred ADRs or holders who have exchanged Preferred ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of Preferred ADRs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Preferred ADRs.

EXCHANGE RATES


         Before March 2005, there were two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally require previous approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign individuals and related remittances of funds overseas. The Commercial Rate was the commercial exchange rate for Brazilian currency into U.S. dollars as reported by the Central Bank. The Floating Rate was the prevailing exchange rate for Brazilian currency into U.S. dollars, and was applicable to transactions to which the Commercial Rate did not apply.

         Through the medium of Resolution 3,265 of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called "CC5-Accounts", which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties. Since these changes are very recent, it is not possible to more definite as to the impact of Resolution 3,265's provisions on the Brazilian foreign exchange market, but it is expected that there will be a generally positive effect by reducing currency exchange transaction costs.

         The Company will make all cash distributions on Preferred Shares in reais and consequently exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary. Fluctuations in the U.S. dollar/real exchange rate may also affect the U.S. dollar equivalent of the Preferred Share price in reais on the Brazilian stock exchanges.


E. TAXATION

         The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposal of Preferred Shares and Preferred ADRs. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase such securities.

         In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADRs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities or an individual that holds Preferred Shares or Preferred ADRs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes. Similarly, it does not address the tax treatment of a person that has a "functional currency" other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of a company. Each prospective purchaser of a Preferred Share or Preferred ADR should consult his/her own tax advisers as to the personal tax consequences of the investment, which may vary for investors in different tax situations.

         The summary is based upon the tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements in effect on the date hereof. The same authorities may be subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at present, the tax authorities of the two countries have held discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will come into force or how it will affect the U.S. holders of Preferred shares or Preferred ADRs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADRs and any related documents will be performed in accordance with its terms.

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

TAXATION OF GAINS

         Gains realized outside Brazil by a non-Brazilian holder on the disposal of Preferred ADRs to another non-Brazilian holder are not subject to Brazilian tax, subject to the uncertainties arising from Provisional Measure 135, of October 30, 2003, converted into Law 10,833 of December 29, 2003.

         Pursuant to Law 10,833/03, gains realized on the disposal of any assets located in Brazil, by residents or non-residents of Brazil, inside or outside Brazil, are subject to Brazilian income tax, which is to be paid by the relevant purchaser or, in case of a non-Brazilian purchaser, by its legal representative in Brazil. The above-mentioned provision would appear to simply transfer the obligation for payment of the tax from the seller to the purchaser (or its legal representative). However, in practice, before the above-mentioned provision, gains realized on sales of Brazilian assets that occurred abroad between two non-Brazilian residents were not subject to tax by the Brazilian tax authorities. Based on this referred provision, the Brazilian tax authorities may claim that transactions between non-residents involving sales of Preferred ADRs are taxable in Brazil, but there are grounds to argue that Preferred ADRs are not subject to such taxation because they do not fall within the concept of assets located in Brazil. Considering the general and unclear scope of the provision and the absence of legal precedent, it is not possible to predict the understanding that will ultimately prevail in the courts of Brazil.

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

         As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur off the Sao Paulo Stock Exchange. In the case of non-Brazilian holders that are residents of a tax haven - i.e., a country that does not impose income tax or imposes income tax at a rate lower than 20% -, the gains are taxed at a rate of 25%. Non-Brazilian holders are subject to withholding tax at the rate of 15% on gains realized on sales in Brazil of Preferred Shares that occur on the Sao Paulo Stock Exchange unless such a sale is made under Regulation 2,689. Gains realized arising from transactions on the Sao Paulo Stock Exchange by an investor under the Regulation 2,689 are not subject to tax - except if the investor is resident in a tax haven, in which case, gains realized are taxed at a rate of 15%. There can be no assurance that the current tax treatment under Regulation 2,689 for holders of Preferred ADRs and non-Brazilian holders of Preferred Shares that are not residents of a tax haven will be maintained in the future. The `gain realized' as a result of a transaction on the Sao Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The `gain realized' as a result of a transaction that occurs off the Sao Paulo Stock Exchange is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, with both values to be accounted for in reais. There are grounds, however, for maintaining that the gain realized' should be calculated on the basis of the foreign currency amount registered with the Central Bank.

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

         Any gain on the sale or assignment of preemptive rights relating to Preferred Shares will be subject to Brazilian income tax at the rate of 15%, unless such transaction involves non-Brazilian holders, residents of a tax haven, in which case the gains referred hereto will be subject to Brazilian income taxation at the rate of 25%.

INTEREST ON CAPITAL STOCK

         Distribution of interest on capital stock with regard to the Preferred Shares as an alternative form of payment to shareholders that are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven, the income tax rate is 25%. Currently, such payments are tax deductible by the Company in determining social welfare contributions and income tax. (See Item 8.A. Financial Information - Interest on Capital Stock).

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

REGISTERED CAPITAL

         The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under Regulation 2,689, or in ADRs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance abroad of foreign currency, converted at the Foreign Exchange Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to the disposal of the same Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADR, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADR, will be equal to the price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADRs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the Sao Paulo Stock Exchange on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

US FEDERAL INCOME TAX CONSIDERATIONS

         As used below, a "U.S. holder" is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. For purposes of this discussion, a "non-US holder" is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of Preferred Shares or Preferred ADRs.

NATURE OF PREFERRED ADRS FOR U.S. FEDERAL INCOME TAX PURPOSES

         In general, for U.S. federal income tax purposes, a holder of a Preferred ADR will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADRs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADRs, and Preferred ADRs for Preferred Shares, generally will not be subject to U.S. federal income tax.

TAXATION OF DIVIDENDS

         U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (including for this purpose a distribution of interest on capital stock) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder's tax basis in the Preferred ADR on which it is paid. To the extent it exceeds that basis, it will be treated as a capital gain. For purposes of this discussion, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

         The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income" for purposes of the current foreign tax credit limitation rules. For taxable years beginning after December 31, 2006, "financial services income" generally will be treated as "general category income," and "passive income" generally will be treated as "passive category income." A U.S. Holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. Holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit. You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income. A dividend will not be eligible for the corporate dividends received deduction.

         Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company ("PFIC"), a foreign personal holding company ("FPHC") or a foreign investment company ("FIC"). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company's audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed. Based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

         Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

TAXATION OF CAPITAL GAINS

         U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

         In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

         Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional "branch profits tax", the rate of which may be reduced pursuant to an applicable income tax treaty.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

         A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

         The PFIC rules are designed generally to eliminate any benefits of deferral of U.S. federal income tax that a U.S. holder could derive from investing in a corporation that is organized outside the United States (a "foreign corporation"). In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to certain exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

         If the Company is treated as a PFIC, contrary to the tax consequences described in "U.S. Federal Income Tax Considerations - Taxation of Dividends" and "U.S. Federal Income Tax Considerations - Taxation of Capital Gains" above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred ADR and (ii) any "excess distribution" by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred ADR during the preceding three taxable years or, if shorter, the U.S. holder's holding period for the Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to of those years. A U.S. holder who owns a Preferred ADR during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

         The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a "qualified electing fund" ("QEF") in the first taxable year in which the U.S. holder owns a Preferred ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxed on a pro-rata share of the Company's ordinary earnings and net capital gain treated as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year that the ordinary income is realized or the dividend is paid or in the preceding taxable year. The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year that the Company is a PFIC. Although a QEF election generally cannot be revoked, if a U.S. holder makes a timely QEF election for the first taxable year that it owns a Preferred ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year will generally require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

         Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder's adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder's adjusted basis in the Preferred ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the Preferred ADRs will be considered to be marketable stock if the Preferred ADRs trade, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no certainty, however, that the Preferred Shares will be considered to be "marketable stock" for these purposes unless and until the Internal Revenue Service designates the BOVESPA as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Dividends paid on, and proceeds from the sale or other disposition of a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.

         A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.


F. DIVIDENDS AND PAYING AGENTS

Not applicable.


G. STATEMENT BY EXPERTS

Not applicable.


H. DOCUMENTS ON DISPLAY

         The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company's filings are also available to the public through the Internet at Gerdau's website at www.gerdau.com.br. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Farrapos, 1811 - Porto Alegre-RS - 90.220-005 - Brazil or calling xx 55-51-3323 2703 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I. SUBSIDIARY INFORMATION Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

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


FOREIGN EXCHANGE RISK

         Gerdau is exposed to fluctuations in exchange rate movements since substantially all of its revenues generated outside its subsidiaries in the United States are in the local currency of the respective subsidiaries, mainly the reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. Gerdau enters into derivative financial instruments to manage and reduce the impact of changes in exchange rates relating to its dollar-denominated or indexed debt. On December 31, 2004, its derivative portfolio consisted essentially of cross-currency interest rate swaps. The table below provides information about Gerdau's significant exchange rate risk sensitive instruments on December 31, 2004 as well as the related financial instruments acquired to mitigate such potential risk.

         The Company's estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value.

-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS INDEXED TO THE U.S. DOLLAR EXCLUDING NORTH AMERICAN SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------------
US$ THOUSAND                                 2005         2006         2007         2008         2009      MATURITY      TOTAL
                                                                                                         AFTER 2009
-------------------------------------------------------------------------------------------------------------------------------

FINANCING FOR MACHINERY AND OTHERS
Outstanding amount                         73,524       40,372       84,725       12,276       10,100        12,534    233,531
Average interest rate                     FX+3.1%      FX+3.1%      FX+3.1%      FX+3.1%      FX+3.1%       FX+3.1%
-------------------------------------------------------------------------------------------------------------------------------
PRE-EXPORT ADVANCES
Outstanding amount                         74,180       37,935       27,000      117,500       33,500             -    290,115
Average interest rate                     FX+3.0%      FX+3.0%      FX+3.0%      FX+3.0%      FX+3.0%       FX+3.0%
-------------------------------------------------------------------------------------------------------------------------------
EXPORT RECEIVABLES NOTES
Outstanding amount                          8,012       27,052       38,086       40,962       44,055        78,386    236,553
Average interest rate                     FX+7.3%      FX+7.3%      FX+7.3%      FX+7.3%      FX+7.3%       FX+7.3%
-------------------------------------------------------------------------------------------------------------------------------
FINANCING FOR INVESTMENTS
-------------------------------------------------------------------------------------------------------------------------------
Outstanding amount                         11,835       11,417       11,417       11,417       11,417        11,417     68,920
-------------------------------------------------------------------------------------------------------------------------------
Average interest rate                  FX+Libor +   FX+Libor +   FX+Libor +   FX+Libor +   FX+Libor +    FX+Libor + FX+Libor +
                                             1.4%         1.4%         1.4%         1.4%         1.4%          1.4%       1.4%
-------------------------------------------------------------------------------------------------------------------------------
WORKING CAPITAL
Outstanding amount                        411,186            -        3,973            -            -             -    415,159
Average interest rate                     FX+7.1%            -      FX+5.7%            -            -             -
-------------------------------------------------------------------------------------------------------------------------------

CROSS-CURRENCY INTEREST RATE SWAP CONTRACTS
-------------------------------------------------------------------------------------------------------------------------------
Notional amount                            45,169       13,035            -            -            -             -     58,204
Average interest received in US$          FX+7.7%      FX+7.4%            -            -            -             -
Average interest paid in R$ (% of
CDI)                                        91.3%        87.4%            -            -            -             -

-------------------------------------------------------------------------------------------------------------------------------
TOTAL  DEBT OF SUBSIDIARIES OUTSIDE
NORTH AMERICAN INDEXED TO U.S.
DOLLARS, NET OF CROSS-CURRENCY SWAPS      533,568      103,741      165,201      182,155       99,072       102,337  1,186,074
-------------------------------------------------------------------------------------------------------------------------------

         FX: Indicates that since the debt is denominated in a currency different to the functional currency of the subsidiary a foreign exchange gain or loss will be recognized in income resulting from the fluctuation of the exchange rate between the U.S. dollar (the currency on which the debt is denominated) and the respective local currency.

         On December 31, 2004, of U.S. dollar-denominated debt in subsidiaries outside North America that totaled $1,244.3 million, Gerdau entered into cross-currency interest swaps in reais to swap the currency and interest rate of the original liability to a real denominated liability carrying interest based on Brazilian Interbank deposit rates (CDI), amounting to approximately $58.2 million.

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

             In order to reduce its exposure to changes in the fair value of its Senior Notes (See Item 10C. Material Contracts), Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing program (See Item 5B. Liquidity and Capital Resources). These agreements have a notional value of $200 million, expiring on July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would have to be paid if the agreements were terminated at December 31, 2004, was approximately $4 million.


ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

         Gerdau S.A. has created a Disclosure Committee composed of the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Schirmer, the Accounting Director, Geraldo Toffanello, and the Legal Director of the Company, Expedito Luz. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

         The Board of Directors has determined that Egon Handel, a member of its Board of Auditors, is a "financial expert" within the meaning of the SEC rules applicable to disclosure of such expertise.

B. CODE OF ETHICS

         Gerdau S.A. has adopted a Code of Ethics, termed "Gerdau Ethical Guidelines", which consolidates the ethical principles and values underlying the Company's activities.

         "Gerdau Ethical Guidelines" is a document applicable to all Group employees in South America, independent of their position (excepting employees of Gerdau Acominas' Ouro Branco mill and its administrative office, in Belo Horizonte). The provisions of the document are thus binding on Gerdau's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions.

         "Gerdau Ethical Guidelines" are not yet extensive to employees of Gerdau Acominas' Ouro Branco mill and its administrative office, in Belo Horizonte. The Company does not, therefore, considerer these employees to be bound by the document.

         The Company's subsidiary, Gerdau Ameristeel has its own Code of Ethics, which is compatible with Gerdau's guidelines. Both documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock

Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

         Gerdau Ethical Guidelines states and defines the values that have formed the foundation of the Gerdau Group for more than 100 years, which are:
Integrity, Correctness and Consistency; Satisfied Customers; Accomplished People; Safe Work Environment; Quality in Everything We Do; Solidity and Security; Commitment to All Stakeholders and Profit as a Measure of Performance. The document also covers the Company's and employees' commitments regarding relationships between Company and employees, customers, shareholders, suppliers, competitors, community and environment.

         Gerdau Ethical Guidelines were not amended in the last fiscal year, and the Company did not grant any waiver from the document's provisions.

         Gerdau Ameristeel's Code of Ethics and Business Conduct comprises the following issues: Business Conduct and Compliance with Laws (Safety and Health; Equal Employment; Discriminatory Harassment; Sexual Harassment; Environmental; Antitrust; Campaign and Election Law Matters; Improper Payments and Foreign Governmental Contracts; Delegation of Authorities and Insider Trading; Conflicts of Interest; Corporate Opportunities; Accuracy of Records and Information Reporting; Confidentiality; Fair Dealing; Protection and Proper Use of Company Assets; Guidance Available; Compliance, Administration and Reporting and Disclosures.

         Gerdau Ameristeel has also adopted a Code of Ethics applicable to its Senior Executives, which is a supplement to the Code of Ethics and Business Conduct. This document binds all of Gerdau Ameristeel's employees who have significant responsibility for preparing or overseeing the preparation of the Company's financial statements and other financial data included in the Company's periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the Company.

         Gerdau is in the process of reviewing its Ethical Guidelines, and will evaluate the application of the document to employees not currently covered, as well as its consolidation with Gerdau Ameristeel's Code.

         The Gerdau Ethical Guidelines document may be accessed through its Internet website (www.gerdau.com.br). Gerdau Ameristeel's Code of Ethics and Business Conduct as well as the Code of Ethics Applicable to Senior Executives can be found on its web site at www.gerdauameristeel.com.

         The Company has also adhered to the BOVESPA Level 1 Corporate Governance Guidelines and has agreed to comply with all corresponding practices. These include improving quarterly disclosures, promoting compliance with disclosure rules, disclosing the existence and contents of shareholders' agreements and stock options plans as well as an annual agenda for corporate events.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in U.S. dollars):

                                      2004        2003

              Audit fees           1,513,664   1,471,197
              Audit-related fees     240,332     100,000
              Tax fees                14,680     277,000
              All other fees            --          --

              TOTAL                1,768,676   1,848,197

            Audit fees are related to professional services rendered in the auditing of Gerdau's consolidated financial statements, quarterly reviews of Gerdau's consolidated financial statements AND statutory audits and interim reviews of certain of the Company's subsidiaries and affiliates as required by the appropriate legislation,.

            Audit-related fees are for assurance and related services, such as due diligence services traditionally performed by an external auditor and due diligence related to acquisitions, as well as consulting on accounting standards and transactions.

            Tax fees are related to services provided to subsidiaries in South America (relating to tax compliance, assistance with tax audits and inquiries, and other tax services) and to subsidiaries in North America (tax services).


D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         On April 28, 2005, the Company elected its Board of Auditors duly adapted to ensure compliance with the Sarbanes-Oxley Act requirements and exemptions from the listing standards. The Board of Auditors ("Conselho Fiscal") has been operating in accordance with Brazilian Corporate Law 6,404/76, since April 2000. The customary role of this board is to monitor and verify the actions of directors and their legal duties, providing opinions and official statements on the annual management report and the proposals of members of the Board of Directors, denouncing errors or fraud, calling meetings whenever necessary and analyzing financial statements. In establishing a permanent Board of Auditors, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a board of auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

         NYSE rules require that listed companies have an audit committee that
(i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee's required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company needs only to comply with the requirement that the audit committee, or Board of Auditors in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Board of Auditors composed of three to five members who are elected at the Ordinary General Meeting of Shareholders. The Board of Auditors operates independently from management and from a company's external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

         The Company has a permanent "Conselho Fiscal" that consists of three members (up to five) and three alternates (up to five) and which has ordinary meetings every two months. The members of our "Conselho Fiscal" are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. The Company believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter that is in the process of being amended and which the Company believes meets the NYSE's requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of "independence" established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee's authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of our Board of Auditors, see "Item 6C. Board Practices -- Board of Auditors".

         The Board of Auditors members are elected at the Ordinary Shareholders' Meeting for one-year terms. They are eligible for reelection. Additionally, minority-preferred shareholders elected one of the current members. As required by Brazilian law, members of the Board of Auditors must have held office for at least three years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         On November 17, 2003, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of shares issued by Gerdau S.A. for holding as treasury stock and later disposal or cancellation.

         These shares were acquired using cash funds backed by existing profit reserves up to the adjusted limit of 4,140,000 Preferred Shares, representing 2% of outstanding stock, which amounted to 207,933,042 adjusted shares on October 31, 2003.

         The Board of Director's authorization remained in force for 90 days from the above date of its approval. The transaction was concluded through stock exchanges, at market prices, with the intermediation of the following brokers:

         Bradesco S.A. Corretora de Titulos e Valores Mobiliarios
         Itau Corretora de Valores S.A.
         Merrill Lynch S.A. Corretora de Titulos Valores Mobiliarios Unibanco Corretora de Valores Mobiliarios S.A.

PURCHASES BY THE ISSUER OF EQUITY SECURITIES
(Shares and prices have been retroactively adjusted for all periods below to reflect: (i) a bonus issue of one share for each share held, approved in April 2004 and (ii) a one bonus share for each two shares held, approved in April 2005.)

                                                                                              MAXIMUM NUMBER OF
                                                                            TOTAL NUMBER OF    SHARES THAT MAY
                                                     AVERAGE PRICE PAID    SHARES PURCHASED        STILL BE
                                 TOTAL NUMBER OF        PER SHARE(1)          AS PART OF       PURCHASED UNDER
                                 SHARES PURCHASED                         PUBLICLY ANNOUNCED     THE PLANS OR
                                                          (IN R$)          PLANS OR PROGRAMS       PROGRAMS
NOVEMBER                             170,100               14.94                 4.1%             3,969,900
(11/17/2003 - 11/30/2003)
DECEMBER                             864,900               16.77                 25.0%            3,105,000
(12/01/2003 - 12/31/2003)
JANUARY                              810,900               20.85                 44.6%            2,294,100
(01/01/2004 - 01/31/2004)
FEBRUARY                             513,900               19.54                 57.0%            1,780,200
(02/01/2004 - 02/14/2004)
TOTAL                               2,359,800              18.65                 57.0%            1,780,200

         (1) Price paid divided by number of shares excluding brokers' fees.

PART III

ITEM 17.      FINANCIAL STATEMENTS

         The Company has responded to Item 18 in lieu of responding to this item.


ITEM 18.      FINANCIAL STATEMENTS

         Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A)  FINANCIAL STATEMENTS
                                                                                                                        PAGE

Report of independent registered public accounting firm                                                                 F-2

Consolidated balance sheets on December 31, 2004 and 2003                                                               F-3

Consolidated statements of income for the years ended December 31, 2004, 2003 and 2002                                  F-5

Consolidated statements of comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002             F-6

Consolidated statement of changes in shareholders' equity for the years ended December 31, 2004, 2003 and 2002          F-7

Consolidated statement of cash flow for the years ended December 31, 2004, 2003 and 2002                                F-8

Notes to consolidated financial statements for the years ended December 31, 2004, 2003 and 2002                         F-10

(B)  LIST OF EXHIBITS

1.01     Bylaws of Gerdau S.A.

1.02     Corporate Governance Level 1 - BOVESPA *

4.01 Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. **

         The Company and its subsidiaries do not have a single financial long term debt instrument in excess 10% of the consolidated total assets of the Company. The Company undertakes to furnish to the SEC all such instruments relating to its own long-term debt and that of its subsidiaries, whenever requested to do so by the SEC.
..
4.02     Policies of the Stock Option Plan

12.01    Certification of the Chief Executive Officer under Item 15

12.02    Certification of the Chief Financial Officer under Item 15

13.01    Certification pursuant to 18 U.S.C. Section 1350

13.02    Certification pursuant to 18 U.S.C. Section 1350

15.01 Report of independent registered public accounting firm regarding Gallatin Steel Company

* Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2003 (File N(0) 001-14878), filed with the Securities and Exchange Commission on June 30, 2004.

** Incorporated by reference to the Company's Registration Statement on Form F-6 (File No. 333-9896), filed with the Securities and Exchange Commission on May 6, 2003.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                              GERDAU S.A.




                              By: /s/ Jorge Gerdau Johannpeter
                                  ----------------------------------------------
                              Name:  Jorge Gerdau Johannpeter
                              Title: Chief Executive Officer




                              By: /s/ Osvaldo Burgos Schirmer
                                  ----------------------------------------------
                              Name:   Osvaldo Burgos Schirmer
Dated:  June 30, 2005         Title:  Chief Financial
Officer

GERDAU S.A.
Consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gerdau S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which represented equity investment amounting to 2.4% of total consolidated assets as of December 31, 2004 and equity in income amounting to 8.0% of income before taxes on income and minority interests for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this equity investee as of and for the year ended December 31, 2004, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.


PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

April 28, 2005

                                   GERDAU S.A.
                           CONSOLIDATED BALANCE SHEETS
                        as of December 31, 2004 and 2003
             (in thousands of U.S. Dollars, except number of shares)

--------------------------------------------------------------------------------

                                     ASSETS

                                                                                           NOTE       2004           2003
                                                                                         -------  -------------   -------------

              Current assets
                          Cash and cash equivalents                                                    248,954          92,504
                          Restricted cash                                                                6,063           1,935
                          Short-term investments                                           5           404,512         236,137
                          Trade accounts receivable, net                                   6           835,484         465,857
                          Inventories                                                      7         1,594,118         797,961
                          Unrealized gains on derivatives                                  21                -           9,599
                          Deferred income taxes                                           18.4          82,829          49,451
                          Tax credits                                                      8            75,908          37,953
                          Prepaid expenses                                                              22,218          21,859
                          Other                                                                         52,941          46,576
                                                                                                  -------------   -------------
                                                     Total current assets                            3,323,027       1,759,832
                                                                                                  -------------   -------------

              Non-current assets
                          Property, plant and equipment, net                               10        2,790,201       2,304,158
                          Deferred income taxes                                           18.4         153,430         245,589
                          Judicial deposits                                               16.1          42,554          66,121
                          Unrealized gains on derivatives                                  21                -              86
                          Equity investments                                               11          207,767         139,272
                          Investments at cost                                                            6,640          23,854
                          Goodwill                                                         12          141,463         119,531
                          Prepaid pension cost                                             13           53,276          35,253
                          Advance payment for acquisition of investment in Colombia       4.1           68,500               -
                          Other                                                                         65,391          77,138
                                                                                                  -------------   -------------
                                                     Total assets                                    6,852,249       4,770,834
                                                                                                  =============   =============



         The accompanying notes are an integral part of these consolidated financial statements.



                                                             GERDAU S.A.
                                                     CONSOLIDATED BALANCE SHEETS
                                                  as of December 31, 2004 and 2003
                                      (in thousands of U.S. Dollars, except number of shares)
------------------------------------------------------------------------------------------------------------------------------------
                                                             LIABILITIES

                                                                                    NOTE             2004             2003
                                                                                  ----------   --------------   --------------
Current liabilities
            Short-term debt                                                          14              412,910          479,586
            Current portion of long-term debt                                        15              260,294          318,910
            Trade accounts payable                                                                   627,897          372,518
            Income taxes payable                                                                      80,445           27,790
            Unrealized losses on derivatives                                         21               12,470           29,582
            Deferred income taxes                                                   18.4              14,496            7,286
            Payroll and related liabilities                                                           88,969           54,478
            Dividends and interest on equity payable                                                   3,609           53,202
            Taxes payable, other than income taxes                                                    56,699           26,482
            Accrued acquisition costs                                                4.3              51,790                -
            Other                                                                                    102,726           89,328
                                                                                               --------------   --------------
                                         Total current liabilities                                 1,712,305        1,459,162

Non-current liabilities
            Long-term debt, less current portion                                     15            1,280,516        1,132,429
            Debentures                                                               15              344,743          155,420
            Deferred income taxes                                                   18.4              58,654           72,125
            Accrued pension and other post-retirement benefits obligation            13              119,925          108,679
            Provision for contingencies                                             16.1              87,718          102,060
            Taxes payable in installments                                                             25,594            3,642
            Unrealized losses on derivatives                                         21                6,323           11,445
            Other                                                                                     51,915           57,812
                                                                                               --------------   --------------
                                         Total non-current liabilities                             1,975,388        1,643,612

                                                                                               --------------   --------------
                                                  Total liabilities                                3,687,693        3,102,774

COMMITMENTS AND CONTINGENCIES                                                        16

Minority interest                                                                                    641,971          264,997

 SHAREHOLDERS' EQUITY                                                                17

Preferred shares - no par value - 480,000,000 authorized shares and 290,657,361 shares issued at December 31, 2003 and 2004, after giving
     retroactive effect to the stock bonus approved on April 29,
      2004 (Note 17.1) and on March 31, 2005 (Note 27)
                                                                                                  1,016,846          653,344
Common shares - no par value - 240,000,000 authorized shares and
     154,404,672 shares issued at December 31, 2003 and 2004,
     after giving retroactive effect to the stock bonus approved on April 29, 2004 (Note 17.1) and on March 31, 2005 (Note 27)
                                                                                                    522,358           329,257
Additional paid-in capital                                                                            3,743             3,271
Treasury stock - 2,359,800 and 1,035,000 preferred shares at December 31,                           (15,256)           (5,920)
     2004 and 2003, respectively, after giving retroactive effect to the stock bonus approved on April 29, 2004 (Note 17.1) and on March 31, 2005 (Note 27)
Legal reserve                                                                                       122,813            63,834
Retained earnings                                                                                 1,509,847         1,161,527
Cumulative other comprehensive loss
  - Foreign currency translation adjustment                                                        (622,425)         (790,731)
  - Additional minimum pension liability                                                            (15,341)          (11,519)
                                                                                               --------------   --------------
                                    Total shareholders' equity                                     2,522,585        1,403,063
                                                                                               --------------   --------------
                                     Total liabilities and shareholders' equity                    6,852,249        4,770,834
                                                                                               ==============   ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                        CONSOLIDATED STATEMENTS OF INCOME
              for the years ended December 31, 2004, 2003 and 2002
  (in thousands of U.S. Dollars, except number of shares and per share amounts)

--------------------------------------------------------------------------------

                                                                           NOTE        2004             2003             2002
                                                                          ------ --------------   --------------   --------------
Sales                                                                               7,785,998        5,033,472        3,664,920
Less: Federal and state excise taxes                                                 (724,351)        (414,198)        (344,654)
Less: Discounts                                                                      (109,498)         (88,305)         (55,340)
                                                                                --------------   --------------   --------------

Net sales                                                                           6,952,149        4,530,969        3,264,926
Cost of sales                                                                      (4,838,949)      (3,445,564)      (2,349,636)
                                                                                --------------   --------------   --------------

Gross profit                                                                        2,113,200        1,085,405          915,290
Sales and marketing expenses                                                         (154,558)        (146,388)        (112,645)
General and administrative expenses                                                  (359,102)        (241,854)        (221,895)
Other operating income (expenses), net                                      16         28,710             (824)         (18,178)
                                                                                --------------   --------------   --------------

Operating income                                                                    1,628,250          696,339          562,572
Financial expenses                                                                   (164,370)        (219,353)        (216,325)
Financial income                                                                       81,592           62,036          100,350
Foreign exchange gains and losses, net                                                 30,806          162,190         (266,594)
Gains and losses on derivatives, net                                                    1,155         (197,600)          58,772
Equity in earnings (losses) of unconsolidated companies, net                          141,890           22,062          (10,057)
Gain on change of interest                                                 4.5          2,742                -                -
                                                                                --------------   --------------   --------------

Income before taxes on income and minority interest                                 1,722,065          525,674          228,718

Provision for taxes on income                                               18
Current                                                                              (329,229)         (87,812)         (27,065)
Deferred                                                                              (77,451)         121,925           20,507
                                                                                --------------   --------------   --------------
                                                                                     (406,680)          34,113           (6,558)
                                                                                --------------   --------------   --------------

Income before minority interest                                                     1,315,385          559,787          222,160

Minority interest                                                                    (157,027)         (49,623)           9,667

                                                                                --------------   --------------   --------------
Net income                                                                          1,158,358          510,164          231,827
                                                                                ==============   ==============   ==============

PER SHARE DATA (IN US$)                                                     19
Basic earnings per share
     Preferred                                                                           2.62             1.15             0.52
     Common                                                                              2.62             1.15             0.52

Diluted earnings per share
    Preferred                                                                            2.61             1.15             0.52
    Common                                                                               2.61             1.15             0.52


Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note. 17.1 and Note 27) - Basic and
diluted                                                                           154,404,672      154,404,672      154,029,249
                                                                                ==============   ==============   ==============

Number of weighted-average preferred shares outstanding after giving
retroactive effect to stock bonus (Note 17.1 and Note 27) - Basic                 288,376,623       290,614,236     289,960,881
                                                                                ==============   ==============   ==============


Number of weighted-average preferred shares outstanding after giving
retroactive effect to stock bonus (Note 17.1 and Note 27) - Diluted               289,842,298       291,071,433     289,960,881
                                                                                ==============   ==============   ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                        for the years ended December 31,
                               2004, 2003 and 2002
                         (in thousands of U.S. Dollars)

--------------------------------------------------------------------------------


                                                                                   2004             2003            2002
                                                                               --------------   --------------  --------------

NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENT OF INCOME                     1,158,358          510,164         231,827
Foreign currency translation adjustments                                             168,306          144,402        (311,071)
Pension fund additional minimum liability, net of tax                                 (3,822)           4,790         (16,309)
Unrealized loss on cash flow hedge, net of tax                                             -            2,310          (2,310)
                                                                               --------------   --------------  --------------

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD                                         1,322,842          661,666         (97,863)
                                                                               ==============   ==============  ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
              for the years ended December 31, 2004, 2003 and 2002
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------



                                                                                                            CUMULATIVE
                                                                ADDITIONAL                                     OTHER
                                             PREFERRED  COMMON  PAID-IN     TREASURY   LEGAL    RETAINED    COMPREHENSIVE
                                        NOTE  SHARES    SHARES  CAPITAL       STOCK   RESERVE    EARNINGS       LOSS          TOTAL
                                       ---------------------------------------------------------------------------------------------
BALANCES AS OF JANUARY 1, 2002                558,971  279,243       -          -      56,074    762,494       (624,062)  1,032,720
Capital increase by conversion of
  debentures                            17.1    3,830    1,195       -          -           -          -              -       5,745
Net income                                          -        -       -          -           -    231,827              -     231,827
Foreign currency translation
  adjustment                                        -        -       -          -           -          -       (311,071)   (311,071)
Pension fund additional minimum
  liability, net of tax                             -        -       -          -           -          -        (16,309)    (16,309)
Unrealized loss on cash flow hedge,
  net of tax                                        -        -       -          -           -          -         (2,310)     (2,310)
Excess of sale price over cost on
  treasury stock                                    -        -   2,086          -           -          -              -       2,086
Dividends (interest on equity)
  $0.18 per Common share and
  Preferred share (*)                   17.4        -        -       -          -           -    (77,678)             -     (77,678)
Transfer from legal reserve             17.2        -        -       -          -     (19,969)    19,969              -           -
                                            ---------  -------   -----     ------      ------  ---------        -------   ---------
BALANCES AS OF DECEMBER 31, 2002              562,801  281,158   2,086          -      36,105    936,612       (953,752)    865,010
Capitalization of retained earnings     17.3   90,543   48,099       -          -           -   (138,642)             -           -
Net income                                          -        -       -          -           -    510,164              -     510,164
Appropriation of reserves               17.2                     1,061          -      27,729    (28,790)                         -
Purchase of treasury preferred shares   17.1        -        -       -     (5,920)          -          -              -      (5,920)
Foreign currency translation adjustment             -        -       -          -           -          -        144,402     144,402
Reduction of pension fund additional
  minimum liability                                 -        -       -          -           -          -          4,790       4,790
Reversal of unrealized loss on cash
  flow hedge, net of tax                            -        -       -          -           -          -          2,310       2,310
Dividends (interest on equity) -
  $0.27 per Common share and per
  Preferred share (*)                   17.4        -        -       -          -           -   (117,817)             -    (117,817)
Stock option plan expense recognized
  during the period                     3.13        -              124          -           -          -              -         124
                                            ---------  -------   -----     ------      ------  ---------        -------   ---------
BALANCES AS OF DECEMBER 31, 2003              653,344  329,257   3,271     (5,920)     63,834  1,161,527       (802,250)  1,403,063
Capitalization of retained earnings     17.3  363,502  193,101       -          -           -   (556,603)             -           -
Net income                                          -        -       -          -           -  1,158,358              -   1,158,358
Appropriation of reserves               17.2                       278          -      58,979    (59,257)                         -
Purchase of treasury preferred shares   17.1        -        -       -     (9,336)          -          -                     (9,336)
Foreign currency translation adjustment             -        -       -          -           -          -        168,306     168,306
Pension fund additional minimum
  liability, net of tax                             -        -       -          -           -          -         (3,822)     (3,822)
Dividends (interest on equity) -
  $0.44 per Common share                17.4        -        -       -          -           -   (194,178)             -    (194,178)
  and per Preferred share (*)
Stock option plan expense recognized
  during the period                     3.13        -        -     194          -           -          -              -         194
                                            ---------  -------   -----     ------     -------  ---------        -------   ---------
BALANCES AS OF DECEMBER 31, 2004            1,016,846  522,358   3,743    (15,256)    122,813  1,509,847       (637,766)  2,522,585
                                            ========== =======   =====    =======     ======= ==========       ========   =========


(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1 and in Note 27. Preferred treasury stock shares for the years ended December 31, 2004 and 2003 are not considered to be outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                       CONSOLIDATED STATEMENT OF CASH FLOW
              for the years ended December 31, 2004, 2003 and 2002
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------



                                                                          2004         2003         2002
                                                                       -----------  -----------  -----------

Cash flows from operating activities
Net income                                                              1,158,358      510,164      231,827
Adjustments to reconcile net income to cash flows
   from operating activities:
      Depreciation and amortization                                       269,222      182,403      178,805
      Equity in earnings (losses) on unconsolidated companies, net       (141,890)     (22,062)      10,057
      Foreign exchange (gain) loss, net                                   (30,806)    (162,190)     266,594
      Losses (gains) on derivative instruments                             (1,155)     197,600      (58,772)
      Minority interest                                                   157,027       49,623       (9,667)
      Deferred income taxes                                                77,451     (121,925)     (20,507)
      Loss (gain) on disposal of property, plant and equipment              1,143       (1,913)         997
      Provision for doubtful accounts                                       5,370        6,714        1,310
      Provision for contingencies                                          93,162       43,106       20,773
      Distributions from joint ventures                                    82,803        3,620            -
      Gain on change of interest (Note 4.5)                                (2,742)           -            -

CHANGES IN ASSETS AND LIABILITIES:
Increase in accounts receivable                                          (221,178)     (80,017)     (28,657)
Increase in inventories                                                  (532,769)     (74,248)     (94,477)
Increase (decrease) in accounts payable and accrued liabilities            51,267      100,298       (9,632)
Increase (decrease) in other assets and liabilities, net                  181,763     (162,696)    (138,196)
                                                                       -----------  -----------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               1,147,026      468,477      350,455
                                                                       -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                               (440,967)    (297,755)    (185,892)
Proceeds from sales of property, plant and equipment                            9        2,284        6,029
Payment for acquisition of:
   Margusa                                                                (13,472)      (2,234)           -
   Companies in North America                                            (298,422)           -            -
   Gerdau Ameristeel                                                            -       (7,050)           -
   Acominas, mainly                                                             -            -     (412,150)
   Other aquisitions                                                       (3,846)      (5,446)           -
Cash balance of acquired company (Margusa and Acominas, respectively)         270            -       19,954
Purchases of short-term investments                                      (499,956)    (959,522)    (847,806)
Proceeds from maturities and sales of short-term investments              423,523    1,102,314      847,108
Advance payment for acquisition of investment in Colombia                 (68,500)           -            -
    Other                                                                       -        1,692            -
                                                                       -----------  -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES                                    (901,361)    (165,717)    (572,757)
                                                                       -----------  -----------  -----------


The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                        CONSOLIDATED STATEMENT OF CASH FLOW
              for the years ended December 31, 2004, 2003 and 2002
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------



                                                                               2004         2003         2002
                                                                            -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends and interest on equity paid                                    (275,589)    (122,262)     (74,265)
Sale (purchase) of treasury shares                                              (9,336)      (5,920)       2,318
Decrease (increase) in restricted cash                                          (3,958)      13,593       (6,091)
Debt issuance                                                                1,290,035    1,997,978    1,186,109
Repayment of debt                                                           (1,273,208)  (2,126,520)    (824,880)
Proceeds from issuance of common stock  by  Gerdau Ameristeel  (Note 4.5(d))   181,323            -            -
Net related party debt loans and repayments                                     13,291       (5,956)           -
                                                                            -----------  -----------  -----------
NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES                               (77,442)    (249,087)     283,191
                                                                            -----------  -----------  -----------

Effect of exchange rate changes on cash                                        (11,773)      (1,626)     (48,264)

Increase in cash and cash equivalents                                          156,450       52,047       12,625
Cash and cash equivalents at beginning of period                                92,504       40,457       27,832
                                                                            -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     248,954       92,504       40,457
                                                                            ===========  ===========  ===========

SUPPLEMENTAL CASH FLOW DATA Cash paid during the year for:
  Interest (net of amounts capitalized)                                        115,825      127,413      123,680
  Income taxes                                                                 253,890      100,305       28,003

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCIAL ACTIVITIES
 Purchase consideration, representing 51,503,960 Co-Steel shares
    at 2.51 per share                                                                -            -      129,275
Debentures converted into common and preferred shares                                -            -        5,745

NON-CASH TRANSACTIONS
    Release of judicial deposits to settle tax contingencies (Note 16)         118,587            -            -



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

1      OPERATIONS

       Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Canada, Chile, the United States and Uruguay and its affiliates in Argentina (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. The Company also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

       The Company manufactures steel products for use in civil construction, manufacturing and agribusiness, as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, Argentina and Uruguay.


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

2.2      CURRENCY REMEASUREMENT

        The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operate.

        The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3      CONTROLLING SHAREHOLDER

        As of December 31, 2004, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 44.76% (2003 - 48.22%) of the total capital of the Company. MG's share ownership consisted of 75.75% (2003 - 85.71%) of the Company's voting common shares and 28.30% (2003 - 28.31%) of its non-voting preferred shares.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3         SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1      CONSOLIDATION

        The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:


                                                                                          PERCENTAGE OF INTEREST (%)
                                                                                         ------------------------------
                                                                                             2004            2003
                                                                                         -------------   --------------

Aceros Cox S.A. (Chile)                                                                      100              100
Armafer Servicos de Construcao Ltda. (Brazil) (a)                                             -               100
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:                                  67              69
    Ameristeel Bright Bar Inc. (USA)                                                          67              69
    Gerdau Ameristeel MRM Special Sections Inc. (Canada)                                      67              69
    Gerdau Ameristeel Perth Amboy Inc. (USA)                                                  67              69
    Gerdau Ameristeel Sayreville Inc. (USA)                                                   67              69
    Gerdau Ameristeel US Inc. (USA)                                                           67              69
Gerdau Acominas S.A.  (Brazil)                                                                92              92
Gerdau Aza S.A. (Chile)                                                                      100              100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned
    subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries                               100              100
Gerdau Laisa S.A. (Uruguay)                                                                   99              99
Maranhao Gusa S.A. - Margusa (Brazil) (Note 4.6)                                             100               -
Seiva S.A. - Florestas e Industrias (Brazil) and subsidiaries                                 97              97

        (a) During 2004, Armafer Servicos de Construcao Ltda. merged into Gerdau Acominas S.A.

        The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

        The consolidated financial statements include the results of operations of Gerdau Ameristeel Corporation ("Gerdau Ameristeel", formerly known as Co-Steel Inc.) and its subsidiaries (Note 4.9) for the period from October 23, 2002 (the date of acquisition). The results of Gerdau Acominas S.A. for the year ended December 31, 2002 have been accounted for following the equity method up to February 13, 2002, (the date of acquisition of a controlling interest) and have been consolidated as from such date (Note 4.7).

        During the year ended December 31, 2004 the Company acquired Margusa, which is consolidated as from January 5, 2004 (Note 4.6) and Gerdau Ameristeel acquired certain operating assets and liabilities of Gate City and RJ Rebar, Inc. (Note 4.2), of North Star Steel (Note 4.3) and of Potter Form & Tie Co. (Note 4.4). The results of those business acquired are consolidated as from the respective dates of acquisition.

         All significant intercompany balances and transactions have been eliminated on consolidation.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.2    USE OF ESTIMATES

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allowance for doubtful accounts, impairment of long-lived assets, useful lives of assets, valuation allowances for income taxes, actuarial assumptions (utilized in the calculation of employee benefit obligations), contingencies and environmental liabilities. Actual results could differ from those estimates.

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

       Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets: 10 to 30 years for buildings and improvements, 4 to 20 years for machinery and equipment, 10 to 20 years for furniture and fixtures, and 3 to 5 years for vehicles and computer equipment. Assets under construction are not depreciated until they are placed into service. Major renewals and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Any gain or loss on the disposal of property plant and equipment is recognized on disposal.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

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

3.8    EQUITY INVESTMENTS

       Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2004 and 2003, the Company's equity investments are comprised of: (a) 38.18% interest in the capital of Sipar Aceros S.A. - Sipar, (b) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (c) a 50.00% interest in Armacero Industrial y Comercial Limitada and (d) 51.82% interest in Dona Francisca Energetica S.A.

3.9    INVESTMENTS AT COST

       Investments at cost consists of investments in entities where the Company owns less than 20% of the voting interest, including tax incentives to be utilized in government approved projects, stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.10   GOODWILL

       Goodwill represents the cost of investments in excess of the fair value of net identifiable assets acquired and liabilities assumed.

       As from January 1, 2002 the Company adopts SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". Under this standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of "reporting units" and the estimation of fair value.

       During the years ended December 31, 2004, 2003 and 2002 goodwill was tested for impairment and no impairment charges were recorded.

3.11   PENSION AND OTHER POST-RETIREMENT BENEFITS

       The Company accrues its obligations under pension and other post-retirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively (Note 13).

       The cost of pensions and other post-retirement benefits is actuarially determined using the projected unit credit method based on management's best estimates of expected investment performance for funded plans, salary increases, retirement ages of employees and expected health care costs. Assets of funded pension plans are valued at fair value. The excess of the net actuarial gains or losses over 10% of the greater of the benefit obligation and the fair value of the assets is amortized over the average remaining service period of the active employees (corridor approach). Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees.

       An additional minimum liability is recognized in "Cumulative other comprehensive loss" in shareholders' equity if the accumulated benefit obligation ("ABO") exceeds the fair value of plan assets, and this amount is not covered by the

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       pension liability recognized in the balance sheet. An additional minimum liability has been recognized as of December 31, 2004, 2003 and 2002 in relation to pension plans offered to employees in North America.

3.12   COMPENSATED ABSENCES

       Compensated absences are accrued over the vesting period.

3.13   STOCK BASED COMPENSATION PLANS

       Gerdau Ameristeel and subsidiaries and Gerdau (as from April 30, 2003) maintain stock based compensation plans (Note 25). The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the fair value method prescribed by SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.


                                                                            2004           2003            2002
                                                                        -------------- --------------  --------------

Net income as reported                                                      1,158,358        510,164         231,827
Reversal of stock-based compensation cost included in the
   determination of net income as reported
                                                                                  194            124             102

Stock-based compensation cost following the fair value method                    (998)          (556)           (247)
                                                                        -------------- --------------  --------------
Pro-forma net income                                                        1,157,554        509,732         231,682
                                                                        ============== ==============  ==============

Earnings per share - basic
  Common - As reported and pro-forma                                             2.62           1.15            0.52
  Preferred - As reported and pro-forma                                          2.62           1.15            0.52

Earnings per share - diluted
Common
  As reported                                                                    2.61           1.15            0.52
  Pro-forma                                                                      2.61           1.14            0.52

 Preferred
   As reported                                                                   2.61           1.15            0.52
   Pro-forma                                                                     2.61           1.14            0.52


3.14   REVENUE RECOGNITION

       Revenues from sales of products are recognized when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

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

3.16   EARNINGS PER SHARE

       The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share".

       Basic EPS excludes dilution, while diluted EPS for the years ended December 31, 2004 and 2003 reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A. The Company uses the "treasury stock" method to compute the dilutive effect of such stock options.

       All EPS data is calculated giving retroactive effect to the stock bonus and the reverse stock split approved on April 30, 2003, the stock bonus approved on April 29, 2004 (Note 17.1) and the stock bonus approved on March 31, 2005 (Note 27). EPS is presented on a per share basis (Note
       19).

3.17   DIVIDENDS AND INTEREST ON EQUITY

       The Company's By-Laws require it to pay to its Common and Preferred shareholders annual dividends of at least of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in the financial statements once declared by the Annual General Meeting.

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

       Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15%.

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

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.19   ADVERTISING COSTS

       Advertising costs included in selling and marketing expenses were $13,656, $12,884 and $9,386 for the years ended December 31, 2004, 2003, and 2002 respectively. No advertising costs have been deferred at the balance sheet dates.

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

       The Company held derivatives (swaps) which qualified as cash flows hedges only in the subsidiaries in North America in the years ended December 31, 2003 and 2002. Swaps are recognized on the balance sheet at fair value with unrealized gains and losses on the mark-to market valuation of the swaps qualifying for cash flow hedge recorded in other comprehensive income (loss) except for any ineffective portion which is recorded against income. Derivatives that did not qualify as cash flow hedge are recognized at fair value on the balance sheet with unrealized gains and losses recognized in the consolidated statement of income.

3.22   RECLASSIFICATIONS

       Certain reclassifications have been made to the financial statements for year ended December 31, 2003 to conform to the presentation in the current year. Such reclassifications had no effect on amounts previously reported for net income or shareholder's equity.

3.23   RECENT ACCOUNTING PRONOUNCEMENTS

       In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". In December 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or
       (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

       The Company adopted FIN 46-R as of January 1, 2004 and has concluded that it does not have any interest on VIEs.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.24   RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

       In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion no. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 153 will have a material impact on the company's consolidated financial position or results of operations.

       On December 16, 2004, the FASB issued its Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use Option 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vested period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement
       123. On April 14, 2005 the United States Securities and Exchange Commission ("SEC") amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005.

       Had the provisions of Statement 123R been applied for the year ended December 31, 2004 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 3.13.

       In November 2004, the FASB issued SFAS no. 151, Inventory Costs, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin no. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of "so abnormal", which was not a defined term. SFAS no. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 151 will have a material impact on the company's consolidated financial position or results of operations.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4      ACQUISITIONS

4.1    DIACO S.A. AND SIDERURGICA DEL PACIFICO S.A. - SIDELPA

       On December 23, 2004, the company reached an agreement with the Mayaguez group and with Latin American Enterprise Steel Holding, majority shareholders of Diaco S.A.("Diaco") and of Siderurgica del Pacifico S.A.
       - Sidelpa ("Sidelpa") to buy the shares currently owned by those parties in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, and Sidelpa is the only producer of specialty steel in that country.

       The transaction involves two steel mills and a profile and rebar mill of Diaco located in the city of Tuta, and a specialty steel mill of Sidelpa located in the city of Cali. The units operate in the long steel segment, which is also the market focus of Gerdau. The Tuta mill services the civil construction and industry sectors, while the Sidelpa mill is focused on the automotive sector. The productive process of the steel mills is fundamentally the same as that of Gerdau's long steel mills, using electric furnaces and steel scrap as the primary raw material.

       Diaco also owns three rolling mills. The transaction also includes a fabricated reinforcing steel facility in the city of Bogota.

       Closing of the transaction is subject to several conditions precedent which were not met at December 31, 2004. The agreement establishes a period for the conditions precedent to be met. Under the terms of the agreement, once the conditions precedent are met, Gerdau will acquire a controlling interest in Diaco and Sidelpa. Gerdau also has committed to acquire additional shares of Diaco in a period no longer than eight years.

       In December 2004 the Company made a deposit of $68,500 in favor of certain trusts created for this transaction. The amount of $ 68,500 is recorded in the financial statements as "Advance payment for acquisition of investment in Colombia" and presented as non current assets. Until the conditions precedent are met, Gerdau will not have right to appoint any director or officer of Diaco and/or Sidelpa but has the right to appoint one member to a transition committee of an advisory nature which has no decision making powers.

4.2    GATE CITY AND RJ REBAR, INC

       On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest of the United States with annual production capacity of approximately 150,000 tons for approximately $16,400. As a result of this transaction, $4,748 of goodwill was recorded.

4.3    NORTH STAR ASSETS

       On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities consist of four long steel product mini-mills all of which are located in the United States in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities also in the United States
       - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton mini-mills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the mini-mills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries. The purchase price for the acquired assets was $266,000 in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181,000 of the purchase price was for working capital computed as of April 30, 2004. On November 1,

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       2004, working capital of the acquired business had increased $51,790. This amount was accrued as of December 31, 2004 and paid subsequent to year end.

       The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004:

       Net assets (liabilities) acquired
         Current assets                                                 325,751
         Current liabilities                                           (67,674)
         Property, plant and equipment                                   86,244
         Other long-term liabilities                                   (23,789)
                                                                  --------------
                                                                        320,532
                                                                  ==============

       Purchase price                                                   266,000
       Plus transaction costs                                             2,742
       Accrued working capital adjustment                                51,790
                                                                  --------------
                                                                        320,532
                                                                  ==============

       No goodwill was recognized for this acquisition.

4.4    ASSETS AND LIABILITIES OF POTTER FORM & TIE CO.

       On March 19, 2004, Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest of United States, for approximately $11,100. As a result of this transaction, $1,351 of goodwill was recorded.

4.5    GERDAU AMERISTEEL

(a) On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel Inc. (Note 4.9), Gerdau Ameristeel completed an exchange of minority shares of its subsidiary Ameristeel Corporation ("Ameristeel", currently named Gerdau Ameristeel US Inc.) for shares of Gerdau Ameristeel. Minority shareholders of Ameristeel, mostly executives and employees, exchanged 1,398,501 shares of Ameristeel for 13,199,260 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to one. As a result, Ameristeel became a wholly owned subsidiary of Gerdau Ameristeel, and the participation of the Company in Gerdau Ameristeel was reduced from 74% to 67%.

       The exchange was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price was allocated to the net assets acquired and liabilities assumed based upon their relative fair values. Goodwill of $2,190 was created as a result of the exchange.

(b) On September 24, 2003, the Company purchased an additional 2,566,600 shares of Gerdau Ameristeel on the open market at a cost of $7,050. After this transaction, the Company held 69% of the outstanding shares. No goodwill resulted from the acquisition of these additional shares.

(c) On April 14, 2004, Gerdau Ameristeel issued 26,800,000 common shares. The price was set at Cnd$4.90 per share ($3.64 at the exchange rate on the date of the transaction), the closing price of the common shares of Gerdau Ameristeel on the Toronto Stock Exchange on March 31, 2004.

       All the shares were acquired by the Company for a total purchase price of $97,771, and, as a result of the transaction, the Company increased its interest in Gerdau Ameristeel from 69% to 72%. The transaction was accounted as a step

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       acquisition and the purchase price has been allocated to assets acquired and liabilities assumed. No goodwill resulted from the purchase price allocation.

(d) On October 15, 2004, Gerdau Ameristeel issued 70,000,000 common shares at a value of Cdn $5.90 per share ($4.70 per share at the exchange rate on the date of the transaction) totaling net proceeds of approximately $322,700 after deducting underwriters' fees and estimated expenses. Gerdau purchased 35,000,000 of the common shares, representing 50% of the total common shares offered, for total net proceeds of $161,350 also after deducting underwriters' fees and expenses. As a result of acquiring a percentage below its previous holding of shares in Gerdau Ameristeel, Gerdau's interest in Gerdau Ameristeel was diluted to approximately 67%.

       Subsequently, on November 18, 2004, the underwriters of the public offering of common shares above exercised their over-allotment option to purchase an additional 4,381,000 common shares of Gerdau Ameristeel at the initial public offering price of Cdn $5.90 per share. As agreed to in a subscription agreement with Gerdau Ameristeel, Gerdau S.A. purchased the same number of additional common shares as the underwriters pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price. The net proceeds to Gerdau Ameristeel after deducting underwriters' fees and estimated expenses amounted to $39,946 of which $ 19,973 were paid by Gerdau. As a result of acquiring a percentage below to its previous holding of shares in Gerdau Ameristeel, Gerdau's interest in Gerdau Ameristeel was diluted to approximately 66.5%.

       As the new shares were issued at a price higher than the average carrying amount of the shares held by the Company, Gerdau recorded a gain in the amount of $2,742 presented as "Gain on change of interest" in the consolidated statement of income.

4.6    MARGUSA

       On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Margusa, a producer of pig iron obtaining a 17% interest in total and voting interest in Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18,000. The cash portion is payable in 8 installments with the first paid on December 2003 and the remaining 7 installments payable during 2004. At December 31, 2003, the Company recorded the investment in Margusa at cost ($16,300) represented by a cash payment of $2,234 (corresponding to the first of eight installments due) and the value of the forestry holdings transferred to Margusa of $14,066.

       Control was transferred to the Company on January 5, 2004, which is considered the acquisition date for accounting purposes. As from that date, the financial statements of Margusa have been consolidated. The purchase price was finally reduced to $16,337 as a result of contractually agreed adjustments. The following table summarizes the fair value of assets acquired and liabilities assumed for Margusa at the date of the acquisition:


       Net assets (liabilities) acquired
         Current assets                                                    2,365
         Current liabilities                                             (2,683)
         Property, plant and equipment                                     7,567
         Goodwill                                                         11,158
         Other long-term liabilities                                     (2,070)
                                                                   -------------
         Net assets acquired and purchase price                           16,337
                                                                   =============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.7    ACOMINAS

       COMMON CONTROL TRANSACTION DURING THE YEAR ENDED DECEMBER 31, 2003

       On November 28, 2003 Gerdau transferred all the assets and liabilities of its steel operations in Brazil to its subsidiary Aco Minas Gerais S.A. - Acominas ("Acominas") as a capital contribution. The other shareholders made no contributions and as a result Gerdau increased its ownership in voting and total shares of Acominas from 79% to 92%. The company was renamed Gerdau Acominas S.A. ("Gerdau Acominas").

       In accordance with SFAS 141, this transaction is defined as a common control transaction (because the transaction did not involve the acquisition of shares held by minority shareholders, but rather the issuance of new shares to the Company by Acominas) and is accounted for using the carrying value of assets and liabilities being transferred. The decrease in the minority interest in Acominas as the result of the increase in participation from 79% to 92% exceeds the increase in minority interest resulting from transferring net assets previously wholly owned to Acominas on which the Company has, as the result of the transaction, a 92% participation. The resulting net credit amounted to $130,034 and was allocated, considering deferred income tax effects, to reduce the carrying value of property, plant and equipment of Gerdau Acominas.

       BUSINESS COMBINATION DURING THE YEAR ENDED DECEMBER 31, 2002

       On February 13, 2002 and October 18, 2002 Gerdau acquired an additional 16% and 25%, respectively, of voting and total shares of Acominas. The acquisition in February 2002 increased the voting interest of Gerdau in Acominas to 54% and, since this acquisition date, the financial position, results of operations and cash flows have been consolidated in the results of Gerdau.

       The total purchase price, which was paid in cash, was $179,042 for the shares acquired in February 2002 and $226,730 for the shares acquired in October 2002. No goodwill resulted from the acquisitions. The excess of fair value of assets acquired and liabilities assumed in relation to the purchase price was allocated to reduce the value of long-lived assets acquired.

       The following table summarizes the estimated fair value of assets acquired and liabilities assumed at February and October 2002:

                                            FEBRUARY 2002     OCTOBER 2002
                                         -----------------   -------------

       Current assets                             313,023         246,176
       Property, plant and equipment            1,280,382       1,167,590
       Other assets                                79,962          73,312
       Current liabilities                      (363,771)       (298,894)
       Non-current liabilities                  (198,915)       (273,583)
                                         -----------------   -------------

       Net assets acquired                      1,110,681         914,601

       Percentage acquired                         16.12%          24.79%
                                         -----------------   -------------

       Purchase price                             179,042         226,730
                                         =================   =============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.8    DONA FRANCISCA ENERGETICA S.A.

       On December 24, 2002, Gerdau signed a contract to purchase 199,800,000 common shares of Dona Francisca, which represented 30% of the total number of shares. The payment for the purchase and the transfer of shares was made on January 10, 2003. With this purchase, Gerdau's ownership percentage of voting shares in Dona Francisca increased from 22% to 52%.

       In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 "Investor's Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an equity investment and accounted for using the equity method of accounting.

       The purchase price includes a fixed portion (R$20,000,000 or $5,725) and a variable portion that depends on the outcome of certain contingencies potentially payable to the Camara de Comercializacao de Energia Eletrica ("CCEE", formerly denominated "MAE" , the wholasele energy market). When a final determination is made in respect to the contingency involving the CCEE, Gerdau could be required to pay up to approximately R$33,000 in additional purchase price for the shares, which is considered contingent consideration for accounting purposes and will be recognized as an expense if the contingency is resolved unfavorably. As of December 31, 2004 the contingency was not yet resolved.

       The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition. No goodwill resulted from the acquisition.


       Current assets                                                    22,054
       Property plant and equipment                                      78,223
       Other assets                                                      29,590
       Current liabilities                                             (87,125)
                                                               -----------------

       Net assets acquired                                               42,742
                                                               -----------------

       Portion purchased - 30%                                           12,823
       Purchase price                                                     5,725
                                                               -----------------

       Excess of fair value of assets in relation
       to the purchase price allocated, to reduce
       the value of property, plant and equipment                          7,098
                                                               =================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.9    CO-STEEL

       On October 23, 2002, the Company and the Canadian steelmaker Co-Steel Inc. ("Co-Steel") combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group (as defined below) in exchange for shares of Co-Steel representing 74% of the shares of the combined entity. The Gerdau North America Group was comprised of the operations of Gerdau in Canada (the "Gerdau Canada Group" comprising the entities currently named Gerdau Ameristeel MRM Special Sections Inc, Gerdau Ameristeel Cambridge Inc and their subsidiaries and certain holding companies) and in the United States (comprising the entities currently named Gerdau Ameristeel US Inc., Ameristeel Bright Bar Inc. and one holding company).

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
                                                                  --------------
                                                                         135,945
                                                                  --------------

4.10   PRO-FORMA FINANCIAL DATA (UNAUDITED)

       The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the acquisition of North Star Steel and of Margusa had been completed as of January 1, 2003.

                                                           FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                        ------------------------
                                                            2004          2003
                                                        -----------    ---------
       Net Sales                                        7,702,434      5,126,779
       Net Income                                       1,281,143        518,874
       Earnings per share
           Common and preferred shares - Basic               2.89           1.17
           Common and preferred shares - Diluted             2.88           1.16

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


5  SHORT-TERM INVESTMENTS
                                                                                     2004             2003
                                                                                 --------------   --------------
         Investment funds                                                              115,838              132
         Investment funds administered by Banco Gerdau S.A. (related party)             80,479           45,020
         Debt securities                                                                85,352          121,947
         Equity securities                                                             122,843           69,038
                                                                                 --------------   --------------
                                                                                       404,512          236,137
                                                                                 ==============   ==============


6  TRADE ACCOUNTS RECEIVABLE, NET


                                                                                     2004             2003
                                                                                 --------------   --------------
         Trade accounts receivable                                                     869,020          493,333
         Less: allowance for doubtful accounts                                         (33,536)         (27,476)
                                                                                 --------------   --------------
                                                                                       835,484          465,857
                                                                                 ==============   ==============
7  INVENTORIES

                                                                                     2004             2003
                                                                                 --------------   --------------
         Finished products                                                             648,069          302,701
         Work in process                                                               255,862          111,718
         Raw materials                                                                 488,326          171,038
         Packaging and maintenance supplies                                            176,501          198,657
         Advances to suppliers of materials                                             25,360           13,847
                                                                                 --------------   --------------
                                                                                     1,594,118          797,961
                                                                                 ==============   ==============


8  TAX CREDITS

                                                                                     2004             2003
                                                                                 --------------   --------------
         Brazilian value-added tax on sales and services - ICMS                         36,747           30,677
         Brazilian excise tax - IPI                                                      1,246            2,201
         Brazilian withholding taxes                                                     3,080               40
         Brazilian tax for financing of social integration program - PIS                13,599            1,592
         Brasilian tax for social security financing - COFINS                           21,210                -
         Others                                                                             26            3,443
                                                                                 --------------   --------------
                                                                                        75,908           37,953
                                                                                 ==============   ==============





                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


9   BALANCES AND TRANSACTIONS WITH RELATED PARTIES
                                                               2004             2003
                                                              -------          ------
     Short-term investments
          Funds administered by Banco Gerdau (i) (Note 5)     80,479           45,020

      Other non-current assets
          Loans and advances to directors                        947            1,099
          Receivable from Sipar Aceros S.A.                        -            8,673
          Intercompany debt - MG                                 100                -
          Receivable from Fundacao Gerdau                        491            5,802

     Other current liabilities
          Intercompany debt - MG (ii)                              -            1,173
          Payable to Sipar Aceros S.A.                            74                -



(i) Banco Gerdau is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The fund's investments consist exclusively of time deposits in major Brazilian banks and treasury bills issued by the Brazilian government. Income earned on the Company's investment in the fund aggregated $18,941 in 2004, $13,265 in 2003 and $9,469 in 2002, representing average yields of 15.8%, 25.8% and 19.0%, respectively.

(ii) Loans from MG as of December 31, 2003 were denominated in Brazilian reais and bear interest at the average composite borrowing rate of the Conglomerate, determined on a monthly basis. Interest expense related to such loans aggregated $95 in 2003 and $39 in 2002, representing average effective rates of 20.3% and 23.0 %, respectively.

       In addition , INDAC - Industria, Administracao e Comercio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt assumed by the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2004 amounted to $435,734 (2003 - $255,206).

       The Company also paid a fee to Grupo Gerdau Empreendimentos Ltd., an affiliate holding company controlled by the Gerdau family, amounting to $226 (2003 - $195) for the use of the Gerdau name.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


10   PROPERTY, PLANT AND EQUIPMENT, NET

                                                     2004             2003
                                                -------------   --------------
       Buildings and improvements                    899,419          913,625
       Machinery and equipment                     2,797,614        2,166,415
       Vehicles                                       14,174           11,567
       Furniture and fixtures                         35,803           23,602
       Other                                          96,386          148,921
                                              --------------   --------------
                                                   3,843,396        3,264,130
             Less: Accumulated depreciation       (1,649,743)      (1,385,604)
                                              --------------   --------------
                                                   2,193,653        1,878,526
       Land                                          222,534          219,887
       Construction in progress                      374,014          205,745
                                                --------------   --------------
Total                                              2,790,201        2,304,158
                                                ==============   ==============

       Construction in progress as of December 31, 2004 represents principally renewals and improvements in the manufacturing facilities of Gerdau and Gerdau Acominas in Brazil. The Company capitalized interest on construction in progress in the amount of $12,157 in 2004, $7,112 in 2003 and $10,370 in 2002.

       As of December 31, 2004, machinery and equipment with a net book value of $259,205 (2003 - $ 186,807) was pledged as collateral for certain long-term debt.


11     EQUITY INVESTMENTS

                                                     2004             2003
                                                -------------   --------------

       Joint-ventures in the United States           177,795          118,630
       Sipar Aceros S.A.                               9,368            6,265
       Armacero Industrial y Comercial Ltda.           3,206            1,739
       Dona Francisca Energetica S.A.                 17,398           12,638
                                                    ---------     ------------
                                                     207,767          139,272
                                                    =========     ============

       The Company's main equity investment are in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, which are 50% joint ventures in the United States. The Company's interests in the joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings have been included in these consolidated financial statements.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The following table sets forth selected data for the Company's joint ventures in the United States:

                                                          2004            2003
                                                        ---------       -------
       BALANCE SHEET
         Current assets                                  128,004         53,137
         Property, plant and equipment , net             132,472        124,144
         Current liabilities                              27,517         23,224
         Long-term debt                                    1,709          4,259
       STATEMENT OF INCOME
         Sales                                           465,493        224,179
         Operating income                                142,429          9,685
         Income before income taxes                      142,538          9,440
         Net Income                                      141,474          7,667

12     GOODWILL


                                                    2004                             2003                          2002
                                    ------------------------------------   ---------------------------   ---------------------------
                                     LONG     NORTH     SOUTH               NORTH     SOUTH               NORTH     SOUTH
                                    BRAZIL   AMERICA   AMERICA    TOTAL    AMERICA   AMERICA    TOTAL    AMERICA   AMERICA    TOTAL
                                    ------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Balance at the beginning of the
   year                                 --   116,564     2,967   119,531   114,374     2,452   116,826   114,374        --   114,374

Goodwill arising on acquisition
   of Armacero Industrial y
     Comercial Ltda                     --        --        --        --        --        --        --     2,452     2,452
   Gate City and RJ Rebar, Inc.
     (Note 4.2)                         --     4,748        --     4,748        --        --        --        --        --        --
   Potter Form & Tie Co
     (Note 4.4)                         --     1,351        --     1,351        --        --        --        --        --        --
   Minority interest of Ameristeel      --        --        --        --     2,190        --     2,190        --        --        --
     Corporation (Note 4.5)
   Maranhao Gusa S.A. Margusa
     (Note 4.6)                     11,158        --    11,158        --        --        --        --        --        --
   Other aquisitions                    --        --     3,075     3,075        --        --        --        --        --        --
   Effect of exchange rate on
     goodwill of operations in
     South America                      --        --     1,600     1,600        --       515       515        --        --        --
                                    ------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Balance at the end of the year      11,158   122,663     7,642   141,463   116,564     2,967   119,531   114,374     2,452   116,826
                                    ======   =======   =======   =======   =======   =======   =======   =======   =======   =======


       Goodwill as of the beginning of the year ended December 31, 2002 in North America corresponds to goodwill on the acquisition of Ameristeel Corporation in 1998.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

13     ACCRUED PENSION AND OTHER POST-RETIREMENT BENEFITS OBLIGATION

13.1   SUMMARY OF AMOUNTS RECOGNIZED IN THE BALANCE SHEET

       The amounts recognized in the balance sheets are as follows:

                                                                          2004      2003
                                                                        -------   -------
NON-CURRENT LIABILITIES
  Brazilian pension obligation (Gerdau plan)                             12,751    15,681
  North American pension obligation                                      58,092    56,322
  North American obligation other than pension                           49,082    36,676
                                                                        -------   -------
  Accrued liability related to pension and other benefit obligation     119,925   108,679
                                                                        =======   =======

NON-CURRENT ASSETS
  Prepaid pension cost for the Brazilian plans (Gerdau Acominas plan)    53,276    35,253
                                                                        =======   =======



13.2   PENSION PLANS

       The Company and other related companies in the Conglomerate co-sponsor pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Gerdau Acominas as from its consolidation. The Brazilian Plans consist of a plan for the former employees of Acominas and its subsidiaries ("Gerdau Acominas Plan") and another plan for the employees of its other operations in Brazil ("Gerdau Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

       Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees' compensation and totaled $960 in 2004, $697 in 2003 and $634 in 2002. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $3,400, $2,600 and $10,100 in 2004, 2003 and 2002, respectively.

       BRAZILIAN PLANS

       Net periodic pension cost relating to the defined benefit component of the Brazilian Plans was as follows:

                                                                2004              2003            2002
                                                             ---------          -------        --------
       Service cost                                              6,938            5,374           4,867
       Interest cost                                            22,341           16,057          14,181
       Expected return on plan assets                          (35,542)         (21,712)        (17,825)
       Plan participants' contributions                         (1,778)          (1,375)         (1,001)
       Amortization of unrecognized gains and losses, net       (2,434)          (1,569)         (1,142)
       Amortization of prior service cost                          293              941             294
       Amortization of unrecognized transition benefit            (299)            (284)            398
                                                             ---------          -------        --------
       Net pension benefit                                     (10,581)          (2,568)           (228)
                                                             =========          =======        ========

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The funded status of the defined benefit components of the Brazilian Plans was as follows:


                                                                       2004            2003
                                                                  -----------       ---------
       Plan assets at fair value                                      372,043         291,120
       Projected benefit obligation                                   253,593         198,789
                                                                  -----------       ---------
       Funded status                                                  118,450          92,331

       Unrecognized net transition benefit                             (2,307)         (2,422)
       Unrecognized prior service cost                                  7,515           3,566
       Unrecognized net gains                                         (83,133)        (73,903)
                                                                  -----------       ---------
       Amounts recognized in the balance sheet, net                    40,525          19,572
                                                                  ===========       =========

       Additional information for the Brazilian plans is as follows:

                                                                       2004            2003
                                                                  -----------       ---------
       Change in benefit obligation
       Benefit obligation at the beginning of the year                198,789         135,455
       Service cost                                                     6,838           5,374
       Interest cost                                                   22,341          16,057
       Actuarial loss                                                   7,235          14,678
       Benefits paid                                                   (6,144)         (4,997)
       Plan amendments (a)                                              3,957               -
       Effect of exchange rate changes                                 20,577          32,222
                                                                  -----------       ---------
       Benefit obligation at the end of the year                      253,593         198,789
                                                                  -----------       ---------

                                                                      2004             2003
                                                                  -----------       ---------
       Change in plan assets
       Fair value of plan assets at the beginning of the year         291,120         184,850
       Actual return on plan assets                                    51,280          61,345
       Employer contributions                                           4,447           3,360
       Plan participants' contributions                                 1,778           1,375
       Benefits paid                                                   (6,144)         (4,997)
       Effect of exchange rate changes                                 29,562          45,187
                                                                  -----------       ---------
       Fair value of plan assets at the end of the year               372,043         291,120
                                                                  -----------       ---------

       Expected benefit payments
       2005                                                                             7,836
       2006                                                                             9,756
       2007                                                                            11,107
       2008                                                                            12,498
       2009                                                                            13,925
       2010 - 2014                                                                    100,807


       (a) During 2004 amendments were introduced to the terms of the Gerdau Plan which include deferred benefits proportional to time of service, modification of withdrawal provisions, pension benefits in case of death as result of labor accidents, and changes in minimum benefits. The effect of the amendments was deferred and is being recognized

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       as part of the pension benefit costs during the expected average future service time of the participants (approximately 16 years).

       The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider annual inflation of 5% (6% for the year ended December 31, 2002).

       Assumptions used to determine benefit obligations (in % per year):

                                                                                          2004              2003
                                                                                    ---------------   ---------------
      Discount rate                                                                      11.30%            11.30%
      Rate of increase in compensation                                               8.68% - 9.20%     8.68% - 9.20%


       Assumptions used to determine net periodic benefit cost for the year (in % per year):

                                                                        2004              2003              2002
                                                                   ---------------   ---------------   ---------------
      Weighted-average discount rate                                   11.30%            10.25%            10.30%
      Rate of increase in compensation                             8.68% - 9.20%         9.20%             8.68%
      Long-term rate of return on plan assets                          12.35%            10.25%            9.73%


       The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories' returns are based on long term macroeconomic scenarios.

       Brazilian Plan assets as of December 31, 2004 include shares of Gerdau Acominas and of Gerdau in the amounts of $15,983 and $18,596, respectively (2003 - $14,684 and $13,197, respectively) and shares of Metalurgica Gerdau S.A of $15,433 (2003 - $7,041).

       The Brazilian Plans are managed by Gerdau - Sociedade de Previdencia Privada ("Gerdau Plan") and Fundacao Acominas de Seguridade Social - Acos ("Gerdau Acominas Plan"). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2005, by asset category, are as follows:

                                                             GERDAU PLAN                     GERDAU ACOMINAS PLAN
                                                 ---------------------------------   ---------------------------------
                                                       2004              2003              2004              2003
                                                 ---------------   ---------------   ---------------   ---------------
      Accumulated benefit obligation                     36,491            26,793           164,028           129,749

      ALLOCATION OF ASSETS BY CATEGORY
      AS OF DECEMBER 31
      Equity Securities                                  45.00%            40.96%            13.26%            12.84%
      Fixed income                                       55.00%            59.04%            81.94%            82.07%
      Real estate                                             -                 -             3.29%             3.84%
      Loans                                                   -                 -             1.51%             1.25%
                                                 ---------------   ---------------   ---------------   ---------------
      Total                                             100.00%           100.00%           100.00%           100.00%
                                                 ===============   ===============   ===============   ===============


                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                                          GERDAU
                                                       GERDAU            ACOMINAS
                                                         PLAN                PLAN
                                                  --------------   ---------------
      TARGET ALLOCATION OF ASSETS FOR 2005
      Equity securities                                       -            15.00%
      Fixed Income                                       55.00%            80.50%
      Real estate                                        45.00%             2.90%
      Loans                                                   -             1.60%
                                                  --------------   ---------------
      Total                                             100.00%           100.00%
                                                  ==============   ===============



       The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil's sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%. The 2005 expected return for this asset mix is 12.35%. The expected employer contributions for 2005 are $689.

       The Gerdau Acominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 57% to 100%, equities 0% to 35%, real estate allocation 0% to 5% and loans 0% to 5%. The expected employer contributions for 2005 are $4,679.

       The measurement date for the Gerdau Plan is December 31 and for the Gerdau Acominas Plan is November 30.

       NORTH AMERICAN PLANS

       The components of net periodic pension cost for the North American Plans are as follows:


                                                                   2004               2003             2002
                                                               --------------   --------------   --------------
      Service cost                                                    10,980            8,027            5,606
      Interest cost                                                   22,274           20,831           12,830
      Expected return on plan assets                                 (20,975)         (18,683)         (13,536)
      Amortization of transition liability                               174              162                -
      Amortization of prior service cost                                 293              461              388
      Amortization of unrecognized gains and losses, net               2,214              957                4
      Settlement loss                                                      -              140                -
                                                               --------------   --------------   --------------
      Net pension expense                                             14,960           11,895            5,292
                                                               ==============   ==============   ==============
      The funded status



       Settlement losses were recognized in the prior year due to payments to former employees under the former Co-Steel plans.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The funded status of the North American Plans is as follows:

                                                                      2004             2003
                                                               --------------   --------------
      Plan assets at fair value                                      322,719          278,243
      Projected benefit obligation                                   416,634          359,568
                                                               --------------   --------------
      Funded status                                                  (93,915)         (81,325)
      Unrecognized prior service cost                                  5,962            2,673
      Unrecognized transition liability                                1,857            1,905
      Unrecognized net gains and losses                               52,610           39,067
      Additional minimum liability                                   (24,606)         (18,642)
                                                               --------------   --------------
      Accrued pension liability recognized in the balance sheet      (58,092)         (56,322)
                                                               ==============   ==============

      Additional information required by SFAS No 132

                                                                     2004             2003
                                                               --------------   --------------
      Change in benefit obligation for North American Plans
              is as follows:
            Benefit obligation at the beginning of the year          359,568          301,352
            Service cost                                              10,980            8,027
            Interest cost                                             22,274           20,831
            Amendments                                                 3,149                -
            Actuarial loss                                            25,193           11,248
            Benefits paid                                            (19,381)         (14,918)
            Settlement loss                                                -              275
            Foreign exchange loss                                     14,851           32,753
                                                               --------------   --------------
           Benefit obligation at the end of the year                 416,634          359,568
                                                               --------------   --------------

                                                                     2004             2003
                                                               --------------   --------------
      Change in plan assets
      Plan assets at the beginning of the year                       278,243          206,070
      Employer contributions                                          20,815           18,470
      Benefits paid                                                  (19,381)         (14,918)
      Actual return on assets                                         30,509           42,448
      Foreign exchange gain                                           12,533           26,173
                                                               --------------   --------------
      Plan assets at the end of the year                             322,719          278,243
                                                               --------------   --------------

       The North American Plans were impacted by amendments that enhanced benefits paid. This cost was deferred and will be recognized during the average future service time of the participants

      Expected benefit payments
      2005                                                                             17,374
      2006                                                                             17,867
      2007                                                                             18,539
      2008                                                                             19,539
      2009                                                                             20,673
      2010 - 2014                                                                     125,884


                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       Assumptions used in accounting for the North American Plans were:

       Assumptions used to determine benefit obligations:

                                                                                     2004               2003
                                                                               -----------------  -----------------
        Discount rate                                                           5.75% - 6.00%      6.25% - 6.50%
        Rate of increase in compensation                                        2.50% - 4.25%      4.30% - 4.50%


       Weighted-average assumptions used to determine net periodic benefit costs for the year:

                                                                 2004                2003               2002
                                                           -----------------   -----------------  -----------------
        Weighted-average discount rate                      6.25% - 6.50%       6.50% - 6.75%      7.00% - 7.30%
        Rate of increase in compensation                    2.50% - 4.50%       2.50% - 4.50%      2.50% - 4.50%
        Long-term rate of return on plan assets             7.25% - 8.40%       7.25% - 8.40%      7.50% - 9.30%


       The pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows.


        ASSET CATEGORY
                                                                                     2004               2003
                                                                               -----------------  -----------------
        Equity securities                                                                67.30%             70.40%
        Debt securities                                                                  26.50%             23.90%
        Real estate                                                                       2.70%              0.50%
        Other                                                                             3.50%              5.20%
                                                                               -----------------  -----------------
        Total                                                                           100.00%            100.00%
                                                                               =================  =================



       Gerdau Ameristeel has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

       The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% to 85% in equity securities, 20% to 35% in debt securities and 0% to 10% in real estate and other.

       The Company expects to contribute $20,700 to its pension plans in 2005.

       The measurement date for the North America Plans is December 31.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

13.3   OTHER POST-RETIREMENT BENEFITS

       The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

       The components of net periodic pension cost for the post-retirement health benefits are as follows:

                                                                          2004             2003            2002
                                                                      --------------   --------------   ------------
    Service cost                                                              1,133              880            341
    Interest cost                                                             2,153            2,247            876
    Amoritzation of prior service cost                                         (212)               -              -
    Recognized actuarial loss                                                    30                -              -
                                                                      --------------   --------------   ------------
    Net post-retirement health expense                                        3,104            3,127          1,217
                                                                      ==============   ==============   ============


       The following sets forth the funded status of the post-retirement health benefits:

                                                                                           2004            2003
                                                                                       --------------   ------------
    Plan assets at fair value                                                                      -              -
    Projected benefit obligation                                                              49,186         38,554
                                                                                       --------------   ------------
    Funded status                                                                            (49,186)       (38,554)
    Unrecognized prior service cost                                                           (2,948)             -
    Unrecognized net gains and losses                                                          3,052          1,878
                                                                                       --------------   ------------
    Accrued post-retirement health benefits recognized in the balance sheet                  (49,082)       (36,676)
                                                                                       ==============   ============

       Additional information required for post-retirement health benefits is as follows:

                                                                                           2004            2003
                                                                                       --------------   ------------
    Change in the projected benefit obligation
         Projected benefit obligation at the beginning of the year                            38,554         31,978
          Aquisition of North Star                                                             8,716              -
          Service cost                                                                         1,133            880
          Benefits paid                                                                       (2,501)        (2,260)
          Interest cost                                                                        2,153          2,247
          Plan participants' contributions                                                       732            648
          Foreign exchange loss                                                                1,766          3,874
          Amendments                                                                          (3,161)             -
          Actuarial loss                                                                       1,794          1,187
                                                                                       --------------   ------------
          Projected benefit obligation at the end of the year                                 49,186         38,554
                                                                                       ==============   ============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------



    Change in plan assets                                                                  2004            2003
                                                                                       --------------   ------------
         Plan assets at the beginning of the year                                                  -              -
         Employer contribution                                                                 1,769          1,612
         Plan participants' contributions                                                        732            648
         Benefits and administrative expenses paid                                            (2,501)        (2,260)
                                                                                       --------------   ------------
         Plan assets at the end of the year                                                        -              -
                                                                                       ==============   ============

    Expected benefit payments
    2005                                                                                                      1,882
    2006                                                                                                      2,039
    2007                                                                                                      2,179
    2008                                                                                                      2,338
    2009                                                                                                      2,482
    2010 - 2014                                                                                              15,233

         Assumptions used in the accounting for the post-retirement health benefits were:

                                                                                        2004                 2003
                                                                                 -------------------  -----------------
         Health care - trend rate assumed for following year                      9.50% - 13.00%       9.00% - 10.00%
         Health care - Rate to which the cost is assumed to decline
          (ultimate trend rate)                                                   4.50% - 5.50%             5.50%
         Year that the rate reaches the ultimate trend rate                        2010 - 2013              2008


       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                1 PERCENTAGE              1 PERCENTAGE
                                                                                   POINT IN              POINT DECREASE
                                                                                ---------------------------------------
         Effect on total of service and interest cost                                  383                    (308)
         Effect on postretirement benefit obligation                                 6,052                  (4,900)



14     SHORT-TERM DEBT

       Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with interest rates ranging from 3.77% p.a. to 10.50% p.a. (2003- 1.36% to 11.13% p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

15     LONG-TERM DEBT AND DEBENTURES

       Long-term debt consisted of the following as of December 31:


                                                                    ANNUAL INTEREST RATE
                                                                      AT DECEMBER 31,
                                                                             2004                 2004            2003
                                                                    -----------------------    ---------        ---------
LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED
  IN BRAZILIAN REAIS
Working capital                                                             3.40%                 10,629            1,319
Financing for machinery                                              TJLP + 3.0% to 3.5%         239,349          208,651

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN FOREIGN
CURRENCIES
Working capital (US$)                                                   Libor + 3.8%               3,973          270,034
Financing for machinery and others (US$)                               3.09% to 5.71%            233,531          205,107
Export Receivables Notes by Gerdau Acominas (US$)                     7.321% and 7.37%           236,553          104,971
Advances on exports (US$)                                                   2.95%                290,115           63,842
Working capital (Chilean pesos)                                      Chilean banking rate -        6,124           10,367
                                                                          TAB + 1.15%
Financing for machinery (Chilean pesos)                              Chilean banking rate -       12,370           20,212
                                                                          TAB + 1.15%
Financing for investments (US$)                                         Libor + 1.40%             68,920                -
(b) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)                         10.375%               397,986          397,271
Senior Secured Credit Facility (Canadian dollar -Cdn$ and US$)              5.75%                     27          135,027
Industrial Revenue Bonds (US$)                                         1.74% to 6.38%             31,600           27,400
Other                                                                  3.75% to 5.25%              9,633            7,138
                                                                                               ---------        ---------
                                                                                               1,540,810        1,451,339
Less: Current portion                                                                           (260,294)        (318,910)
                                                                                               ---------        ---------
Long-term debt, excluding debentures, less current portion                                     1,280,516        1,132,429
                                                                                               =========        =========


Long-term debt matures in the following years:

2006                                                                                                              195,030
2007                                                                                                              208,606
2008                                                                                                              209,036
2009                                                                                                              117,894
2010                                                                                                               75,300
After 2010                                                                                                        474,650
                                                                                                                ---------
                                                                                                                1,280,516
                                                                                                                =========

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN BRAZILIAN REAIS

       Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis.

       LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN FOREIGN CURRENCIES

       (A) GERDAU, GERDAU ACOMINAS AND GERDAU AZA S.A.

       The debt agreements entered into by Gerdau Acominas contain covenants that require the maintenance of certain ratios, as calculated in accordance with its financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2004, the Company was in compliance with all of its debt covenants.

       On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Acominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

       (B) GERDAU AMERISTEEL DEBT

       On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2004, there was $27 thousand drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295,000 was available under the Senior Secured Credit Facility.

       The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2004, Gerdau Ameristeel was in compliance with all of its debt covenants.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       DEBENTURES

       Debentures include five outstanding issuances of Gerdau and a convertible debentures of Gerdau Ameristeel as follows:

                                                          ISSUANCE       MATURITY            2004            2003
                                                          --------       --------          -------          -------
DEBENTURES, DENOMINATED IN BRAZILIAN REAIS
Third series                                                1982           2011             58,916           25,442
Seventh series                                              1982           2012             45,610            7,486
Eighth series                                               1982           2013             54,957           28,924
Ninth series                                                1983           2014             64,404           10,358
Eleventh series                                             1990           2020             36,991            6,662

DEBENTURES, DENOMINATED IN CANADIAN DOLLARS
Gerdau Ameristeel's convertible debentures                  1997           2007             87,635           78,230
                                                                                           -------          -------

                                                                                           348,513          157,102
Less:  Debentures held by consolidated companies
        eliminated on consolidation                                                         (2,645)            (634)
                                                                                           -------          -------
Total                                                                                      345,868          156,468
Less: current portion (presented under Other current
liabilities in the consolidated balance sheet)                                              (1,125)          (1,048)
                                                                                           -------          -------
Total debentures - long-term                                                               344,743          155,420
                                                                                           =======          =======



       (A) DEBENTURES ISSUED BY GERDAU

       Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 16.17% and 23.25% during the years ended December 31, 2004 and 2003, respectively.

       (B) DEBENTURES ISSUED BY GERDAU AMERISTEEL CORP.

       The unsecured subordinated convertible debentures issued by Gerdau Ameristeel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau Ameristeel Corp. at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if Common Shares are issued in a customary offering. The debentures are redeemable at the option of Gerdau Ameristeel Corp. at par plus accrued interest. Gerdau Ameristeel Corp. has the right to settle the principal amount through the issuance of Common Shares based on their market value at the time of redemption.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

16     COMMITMENTS AND CONTINGENCIES

16.1   TAX AND LEGAL CONTINGENCIES

       The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2004, although it may have a significant effect on future results of operations or cash flows.

       The following table summarizes the contingent claims and related judicial deposits:


                                 CONTINGENCIES              JUDICIAL DEPOSITS
                           ---------------------------  --------------------------
Claims                        2004           2003          2004          2003
-----------------------    ------------   ------------  ------------  ------------
Tax                             66,237         89,424        34,326        62,140
Labor                           18,676         10,248         7,773         3,546
Other                            2,805          2,388           455           435
                           ------------   ------------  ------------  ------------
                                87,718        102,060        42,554        66,121
                           ============   ============  ============  ============



       PROBABLE LOSSES ON TAX MATTERS, FOR WHICH A PROVISION WAS RECORDED

       All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided.

       o Of the total provision, $19,008 relates to a contingency for compulsory loans to Eletrobras, the government-owned energy company, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the tax payers. In relation to the Company's proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision relating to "compulsory loans" taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would be in the form of shares of Eletrobras, (ii) the conversion will be made based on the equity value of the shares, and (ii) based on the current available information, the shares of Eletrobras are valued at substantially less than its equity value.

       o $2,599 related to the unconstitutionality of the Social Investment Fund ("Fundo de Investimento Social" --FINSOCIAL). Although the Federal Supreme Court has confirmed the constitutionality of the collection of tax at the 0.5% rate, some proceedings are still pending judgment, most of them in the Superior Courts.

       o $6,517 related to amounts for State Value Added Tax ("Imposto Sobre Circulacao de Mercadorias e Servicos" - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

       o $2,763 related to Social Contribution on Net Income ("Contribuicao Social Sobre o Lucro") (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts. Considering the negative outcome of similar cases of other companies seeking the right to pay CSSL after full offset of tax loss carryforwards rather than having that offset limited to 30% of taxable income, the subsidiary Gerdau Acominas S.A. decided to

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

           transfer amounts previously deposited in court for $32,908 (of which $20,983 were deposited during the 2004) to the tax authorities as payment of CSSL that would be payable limiting the offset of tax loss carryforwards to 30%. As result of such transfer, the Company settled the tax contingency previously recorded with the amounts previously deposited in court and transferred the amounts deposited during the quarter ended September 2004 to the tax authorities as a tax payment. Gerdau Acominas has not withdrawn the lawsuit and, if successful, it would have the right to be reimbursed or receive a tax credit for the amounts currently paid. Management believes that the probability of success is remote.

       o $7,532 related to Corporate Income Tax ("Imposto Renda de Pessoa Juridica - IRPJ), for which administrative appeals have been filed. Considering the negative outcome of similar cases of other companies seeking the right to pay IRPJ after full offset of tax loss carryforwards rather than having that offset limited to 30% of taxable income, the subsidiary Gerdau Acominas S.A. decided to transfer amounts previously deposited in court for $85,679 (of which $54,869 were deposited during 2004) to the tax authorities as payment of the income tax that would be payable limiting the offset of tax loss carryforwards to 30%. As result of such transfer the Company settled the tax contingency previously recorded with the amounts previously deposited in court and transferred the amounts deposited during the quarter ended September 2004 to the tax authorities as a tax payment. Gerdau Acominas has not withdrawn the lawsuit and, if successful, it would have the right to be reimbursed or receive a tax credit for the amounts currently paid. Management believes that probability of success is remote.

       o $9,381 on contributions due to the social security authorities which correspond to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security ("Institutio Nacional da Seguridade Social" - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Acominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Acominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

       o $717 related to contributions for the Social Integration Program ("Programa de Integracao Social" - PIS) and $2,613 related to Social Contribution on Revenues ("Contribuicao para o Financiamento da Seguridade Social" - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

       o $443 related to a lawsuit brought by the subsidiary Gerdau Acominas regarding the Government Severance Indemnity Fund surcharges ("Fundo de Garantia por Tempo de Servico" - FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

       o $9,630 related to the Emergency Capacity Charge ("Encargo de Capacidade Emergencial" - ECE), as well as $4,911 related to the Extraordinary Tariff Recomposition ("Recomposicao Tarifaria Extraordinaria - RTE), which are charges included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       o $123 related to other processes of a tax nature, most of which is deposited in court.

       POSSIBLE LOSSES ON TAX MATTERS FOR WHICH NO PROVISION WAS RECORDED

       There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

       o The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $12,375. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable , because products for export are exempted from ICMS.

       o The Company and its subsidiary Gerdau Acominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $94,086 The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

       o The Federal Revenue Secretariat claims an amount of $25,780 related to transactions carried out by the subsidiary Gerdau Acominas under the drawback concession granted by DECEX (Foreign Trade Department) which would not be in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax assessment has not been finally confirmed, and considering that the arrangement that generated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

       UNRECOGNIZED CONTINGENT TAX ASSETS

       Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

       o Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $10,013 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program- PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2005 or in the next following years.

       o The Company has filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The Company expects to recover the taxes unduly paid. The Company believes that the amount under discussion totals $31,738.

           The Company and its subsidiary Gerdau Acominas S.A. received a final non appealable favorable decision by the court and recognized a tax credit for $43,528 and a gain which is presented as a tax recovery under "Other operating income (expenses), net" in the statement of income. The tax credits recognized were used to pay income taxes, and PIS and COFINS taxes.

       o The Company and its subsidiary Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa - Maranhao Gusa S.A. have filed

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

           administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Acominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Acominas S.A. was issued and has been appealed by Gerdau Acominas S.A.. The Company estimates a credit in the amount of $148,433.

       LABOR CONTINGENCIES

       The Company is also defending labor proceedings, for which there is a provision as of December 31, 2004 of $18,676. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2004, totaled $7,773.

       OTHER CONTINGENCIES

       The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $2,805 for these claims. Escrow deposits related to these contingencies, at December 31, 2004, amount to $455. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

       o An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of Sao Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law - ("Secretaria de Direito Economico"- SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring ("Secretaria de Acompanhamento Economico" - SEAE). The process is pending evaluation by the Administrative Council for Economic Defense
           - ("Conselho Administrativo de Defesa Economica" - CADE), which will decide the matter.

           Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve.

           The investigations of SDE did not comply with the legal due process and representatives of this agency oriented some of the witnesses that testified in the process. In addition, the SDE report opinion was issued before Gerdau S.A. had a chance to reply to the closing arguments, which indicates that there was a bias in the judgment made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses' testimony.

           The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect the decision in the administrative system, based on the conclusions presented by antitrust authorities until now. Gerdau S.A. has pointed out and tried to defeat all these irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not in the administrative system, possibly in the judicial system.

           Due to the facts exposed above, no provision was set up for this case. According to Brazilian legislation, fines up to 30% of gross sales revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1% of gross sales revenue.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       o There is a civil lawsuit filed against Gerdau Acominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2004, was approximately $13,944. Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Acominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

       INSURANCE CLAIM

       A civil lawsuit was filed by Sul America Cia Nacional de Seguros on August 4, 2003 against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $12,953 which was deposited in court to settle an insurance claim made by Gerdau Acominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul America) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul America is higher than stated). After this pleading, Sul America claimed fault in the bank's representation, and this matter is therefore already settled, which resulted collection by Gerdau Acominas in December 2004 of the amount deposited bu the insurer. The process is expected to enter in the expert evidence phase, mainly for determine of the amount finally due.

       The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $23,357 during 2002.

       In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $41,441, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company's appeal, although they were not accounted for. Considering the litigation initiated in August 2003 by the insurers, the Company reduced the amount of the receivable to the amount proposed by the insurers to settle the indemnification (deposited by the insurer in court).

       Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

16.2   ENVIRONMENTAL LIABILITIES

       As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residue from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust in the United States and Canada is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations in the United States and Canada. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

       In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16,000 (including $3,600 assumed in the North Star acquisition) and $13,600 as of December 31, 2004 and 2003, respectively. Of the costs recorded as a liability at December 31, 2004, the Company expects to pay approximately $3,300 within the year ended December 31, 2005. Included in the amounts outstanding is $8,600 on recorded in 2002 with respect to certain environmental obligations which were triggered by the change in control of Co-Steel Inc. in certain jurisdictions in which Co-Steel Inc. operated.

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

       In April 2001, the Company was notified by the Environmental Protection Agency (EPA) of an investigation that identified the Company as a potential responsible party (PRP) at a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, operated last by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit with the Company named as a defendant. The Company is in this action because of EAF dust allegedly shipped by the Company to this property in 1978. In 2003, the EPA offered a settlement to the named PRP's totaling $15,500, under which the Company's allocation was approximately $1,800. The Company did not accept the settlement and objected to its inclusion as a PRP, has asserted defenses and is pursuing legal alternatives, including adding a larger third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement with the EPA indicating a settlement range of $8,000 to $10,000. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, the ultimate exposure is not estimable.

       The Company is not aware of any environmental remediation cost or liability in relation to its operations outside United States and Canada.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       OTHER CLAIMS

       In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

       OTHER COMMITMENTS

       The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.


16.3   OPERATING LEASES

       The Company leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

YEAR ENDING DECEMBER 31,                                             AMOUNT
                                                                 ---------------
2005                                                                     14,530
2006                                                                     10,276
2007                                                                      8,610
2008                                                                      7,300
2009                                                                      5,883
Thereafter                                                               30,042
                                                                 ---------------
                                                                          76,641
                                                                 ===============

       Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

       Rent expense related to operating leases was $19,800 and $19,200 for the years ended December 31, 2004 and 2003, respectively.

16.4   VENDOR FINANCING

       Gerdau Acominas S.A. provides guarantees to Banco Gerdau S.A. for financing sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2004, customer guarantees provided by the company totaled $25,670. Since Banco Gerdau S.A. and Gerdau Acominas S.A. are under the common control of MG, this guarantee is not covered by the recognition requirements of FASB Interpretation No 45 ("FIN 45").

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

17     SHAREHOLDERS' EQUITY

17.1   SHARE CAPITAL

       As of December 31, 2004, 102,936,448 shares of Common stock and 193,771,574 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

       The shareholders meeting held on April 29, 2004 approved a bonus to both common and preferred shareholders of 1 share per share held, which resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

       At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital markets or cancelled.

       At December 31, 2004, the Company held in treasury 1,573,200 preferred shares at a cost of $15,256 (December 31, 2003 - 690,000 preferred shares at a cost of $5,920).

       At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 Common shares and 22,358,258,634 Preferred shares). At the same meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

       The following sets forth the changes in the number of the Gerdau's shares from January 1, 2002 through December 31, 2004:

                                                       COMMON               PREFERRED       TREASURY STOCK -
                                                       SHARES                 SHARES          PREFERRED
                                                  ------------------   ---------------------------------------

Balances as of January 1, 2002                       39,382,020,386       74,109,685,986                    -
Acquisition of treasury stock                                     -                    -          318,017,301
Sale of treasury stock                                            -                    -         (318,017,301)
Shares issued on conversion of debentures               208,921,397          417,842,794                    -
                                                  ------------------   ------------------   ------------------

Balances as of December 31, 2002                     39,590,941,783       74,527,528,780                    -
Shares issued in regards to share bonus              11,877,282,535       22,358,258,634                    -
Effect of reverse 1,000 for 1 stock split           (51,416,756,094)     (96,788,901,627)                   -
Acquisition of treasury stock                                     -                    -              345,000
                                                  ------------------   ------------------   ------------------

Balances as of December 31, 2003                         51,468,224           96,885,787              345,000
Shares issued in regards to share bonus                  51,468,224           96,885,787              345,000
Acquisition of treasury stock                                     -                    -              883,200
                                                  ------------------   ------------------   ------------------

Balances as of December 31, 2004                        102,936,448          193,771,574            1,573,200
                                                  ==================   ==================   ==================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

17.2   LEGAL RESERVE

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

17.3   STATUTORY RESERVE

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

       On April 29, 2004 an amount of R$1,735,656 thousand (equivalent to $556,603 at the exchange rate of April 29, 2004) recorded as of December 31, 2003 as part of the statutory reserve was capitalized by resolution adopted in the shareholders meeting held that day.

       On April 30, 2003 an amount of R$ 400,536 thousand (equivalent to $138,642 at the exchange rate of April 30, 2003) recorded as of December 31, 2002 as part of the statutory reserve was capitalized by resolution adopted in the shareholders meeting held that day.

17.4   DIVIDENDS

       Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2004, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $715,746 (translated at the year-end exchange rate).

       Aggregate dividends (which consisted mainly of interest on equity) declared by Gerdau are as follows:

                                   2004             2003             2002
                               --------------   --------------   --------------
Common shares                         67,725           40,917           26,948
Preferred shares                     126,453           76,900           50,730
                               --------------   --------------   --------------
Total                                194,178          117,817           77,678
                               ==============   ==============   ==============

18     ACCOUNTING FOR INCOME TAXES

18.1   ANALYSIS OF INCOME TAX EXPENSE

       Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


                                               2004             2003            2002
                                      --------------   --------------  --------------
Current tax (benefit) expense:
Brazil                                      214,050           95,815          37,245
United States                               101,381              700          (8,255)
Canada                                        1,216              713          (2,890)
Other countries                              12,582           (9,416)            965
                                      --------------   --------------  --------------
                                            329,229           87,812          27,065
                                      --------------   --------------  --------------
DEFERRED TAX (BENEFIT) EXPENSE:
Brazil                                       61,050          (99,569)        (32,971)
United States                                (4,870)         (28,067)          9,598
Canada                                       12,333          (13,014)            830
Other Countries                               8,938           18,725           2,036
                                      --------------   --------------  --------------
                                             77,451         (121,925)        (20,507)
                                      --------------   --------------  --------------
INCOME TAX (BENEFIT) EXPENSE                406,680          (34,113)          6,558
                                      ==============   ==============  ==============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

18.2   INCOME TAX RECONCILIATION

       A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

                                                                     2004            2003             2002
                                                                 --------------  --------------   --------------
Income before taxes and minority interest                            1,722,065         525,674          228,718
Brazilian composite statutory income tax rate                              34%             34%              34%
                                                                 --------------  --------------   --------------
Income tax at Brazilian income tax rate                                585,502         178,729           77,764
Reconciling items:
  Foreign income having different statutory rates                        8,266         (25,845)          (5,448)
  Non-deductible expenses net of non-taxable income                     (2,717)         (6,593)         (17,560)
  Reversal of valuation allowance                                     (120,317)       (137,333)         (12,939)
  Defered tax asset valuation adjustment                               (48,563)              -                -
  Benefit of deductible interest on equity paid to shareholders        (37,866)        (40,058)         (31,001)
  Other, net                                                            22,375          (3,013)          (4,258)
                                                                 --------------  --------------   --------------
Income tax (benefit) / expense                                         406,680         (34,113)           6,558
                                                                 ==============  ==============   ==============


18.3   TAX RATES

       Tax rates in the principal geographical areas in which the Company operates were as follows:


                                                             2004            2003             2002
                                                        ---------------  --------------   --------------
Brazil
Federal income tax                                              25.00%          25.00%           25.00%
Social contribution                                              9.00%           9.00%            9.00%
                                                        ---------------  --------------   --------------
Composite federal income tax rate                               34.00%          34.00%           34.00%
                                                        ===============  ==============   ==============

UNITED STATES
Composite federal and state income tax (approximate)            39.00%          40.00%           40.00%
                                                        ===============  ==============   ==============

CANADA
Federal income tax                                              22.12%          22.12%           21.84%
Provincial rate (approximate)                                   12.00%          13.50%           15.16%
                                                        ---------------  --------------   --------------
Composite income tax rate                                       34.12%          35.62%           37.00%
                                                        ===============  ==============   ==============

CHILE
Federal income tax                                              17.00%          16.50%           16.00%
                                                        ===============  ==============   ==============

                                      F-49

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

18.4   ANALYSIS OF TAX BALANCES

       The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

                                                         2004             2003
                                                --------------   --------------
 Deferred tax assets
 Property plant and equipment                          25,366           27,931
 Net operating loss carryforwards                     146,222          225,369
 Accrued pension costs                                  3,057           11,390
 Other                                                 61,614          151,196
 Valuation allowance on deferred tax assets                 -         (120,846)
                                                --------------   --------------
 Gross deferred income tax assets                     236,259          295,040
                                                --------------   --------------


                                                         2004             2003
                                                --------------   --------------
 Deferred tax liabilities
 Net operating loss carryforwards                     (39,481)         (43,142)
 Accounting provisions not currently deductible       (11,258)         (18,405)
 Accrued pension costs                                (19,784)         (15,981)
 Property plant and equipment                         147,454          155,638
 Other                                                 (3,781)           1,301
                                                --------------   --------------
 Gross deferred income tax liabilities                 73,150           79,411
                                                --------------   --------------


                                                         2004             2003
                                                --------------   --------------
Deferred tax balances
 Deferred tax assets - current                         82,829           49,451
 Deferred tax assets - non-current                    153,430          245,589
                                                --------------   --------------
                                                      236,259          295,040
                                                ==============   ==============

 Deferred tax liabilities - current                    14,496            7,286
 Deferred tax liabilities - non-current                58,654           72,125
                                                --------------   --------------
                                                       73,150           79,411
                                                ==============   ==============

       During 2004 and 2003 $120,317 and $137,333, respectively, of the valuation allowance that was recognized in prior years on the deferred tax assets of Gerdau Acominas was reversed directly to income. The valuation allowance was reversed as a result of additional positive evidence during 2004 and 2003 regarding the realization of the deferred tax assets, specifically (a) the expected generation of taxable income by Acominas and (b) the restructuring of the Brazilian operations described in Note 4.7 which allows the tax loss carryforwards of Gerdau Acominas to be utilized by all the steel operations of Gerdau in Brazil, which historically have presented taxable income. Brazilian tax law allows tax losses to be carried forward indefinitely, but the utilization of tax losses in a given year is limited to 30% of taxable income.

       During 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $48,563 reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting, which resulted in a portion of the existing NOLs being reserved. Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses, and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change have been recognized.

       The Company believes its total net deferred tax asset as December 31, 2004 is more likely than not to be realized based substantially on future taxable income from operations.


19     EARNINGS PER SHARE (EPS)

       Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect: (a) a stock bonus of 3 shares per each 10 shares hold approved by the Shareholders Meeting on April 30, 2003, (b) a 1-to-1,000 reverse stock split approved by the Shareholders Meeting on April 30, 2003, (c) a stock bonus of 1 share per each share held approved by the Shareholders Meeting on April 29, 2004 and (d) a stock bonus of 50 share per each share held approved on March 31, 2005 (Note 27).

       YEAR ENDED DECEMBER 31, 2004


YEAR ENDED DECEMBER 31, 2004
                                                                               Common          Preferred          Total
                                                                            --------------  ----------------  ---------------
                                                                            (in thousands, except share and per share data)
BASIC NUMERATOR
Dividends (interest on equity) declared                                            67,725           126,453          194,178
Allocated undistributed earnings                                                  336,224           627,956          964,180
                                                                            --------------  ----------------  ---------------

Allocated net income available to Common and Preferred shareholders               403,949           754,409        1,158,358
                                                                            ==============  ================  ===============

BASIC DENOMINATOR
Weighted-average outstanding shares after deducting the average treasury shares  (Note 17.1) and considering the effect of stock
    bonus aproved on March 31, 2005 (Note 27)                                 154,404,672       288,376,623
                                                                            ==============  ================
Earnings per share (in US$) - Basic                                                  2.62              2.62
                                                                            ==============  ================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

DILUTED NUMERATOR
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders                                                                       754,409
Add:
Adjustment to net income allocated to preferred shareholders in respect to the
potential increase in number of preferred shares outstanding, as a result                                              1,344
of options granted to acquire stock of Gerdau                                                                 ---------------
                                                                                                                     755,753
                                                                                                              ===============

Net income allocated to common shareholders                                                                          403,949
Less:
 Adjustment to net income allocated to common shareholders in respect to the potential increase in                    (1,344)
     number of  preferred shares outstanding, as a result of option granted to acquire stock of Gerdau        ---------------
                                                                                                                     402,605
                                                                                                              ===============

DILUTED DENOMINATOR
WEIGHTED - AVERAGE NUMBER OF SHARES OUTSTANDING
Common Shares                                                                                                    154,404,672
Preferred Shares
Weighted-average number of preferred shares outstanding                                                          288,376,623
        Potential increase in number of preferred shares outstanding in respect of stock option  plan              1,465,675
                                                                                                              ---------------
Total                                                                                                            289,842,298
                                                                                                              ===============

Earnings per share - Diluted (Common and Preferred Shares)                                                              2.61
                                                                                                              ===============

YEAR ENDED DECEMBER 31, 2003
                                                                               Common          Preferred          Total
                                                                            -------------  -----------------  ---------------
                                                                            (in thousands, except share and per share data)
BASIC NUMERATOR
Dividends (interest on equity) declared                                            40,917            76,900          117,817
Allocated undistributed earnings                                                  136,130           256,217          392,347
                                                                            -------------  -----------------  ---------------
Allocated net income available to Common and Preferred shareholders               177,047           333,117          510,164
                                                                            =============  =================  ===============

BASIC DENOMINATOR
Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock aplit described above and deducting
the average average treasury shares (Note 17.1)                               154,404,672       290,614,236
                                                                            ==============  ================

Earnings per share (in US$) - Basic                                                  1.15              1.15
                                                                            ==============  ================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


DILUTED NUMERATOR
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders                                                                       333,117
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of
options granted to acquire stock of Gerdau                                                                                221
                                                                                                              ---------------
                                                                                                                      333,338
                                                                                                              ===============

Net income allocated to common shareholders                                                                           177,047
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of
option granted to acquire stock of Gerdau                                                                               (221)
                                                                                                              ---------------
                                                                                                                      176,826
                                                                                                              ===============

DILUTED DENOMINATOR
WEIGHTED - AVERAGE NUMBER OF SHARES OUTSTANDING
Common Shares                                                                                                     154,404,672
Preferred Shares
Weighted-average number of preferred shares outstanding                                                           290,614,236
   Potential increase in number of preferred shares outstanding in respect of stock option  plan                      457,197
                                                                                                              ---------------
Total                                                                                                             291,071,433
                                                                                                              ===============

Earnings per share - Diluted (Common and Preferred Shares)                                                              1.15
                                                                                                              ===============

YEAR ENDED DECEMBER 31, 2002
                                                                               Common          Preferred          Total
                                                                           ---------------   ---------------  ---------------
                                                                            (in thousands, except share and per share data)
BASIC NUMERATOR
Dividends declared                                                                 26,948            50,730           77,678
Allocated undistributed earnings                                                   53,477           100,672          154,149
                                                                           ---------------   ---------------  ---------------

Allocated net income available to Common and Preferred shareholders                80,425           151,402          231,827
                                                                           ===============   ===============  ===============

BASIC DENOMINATOR
Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the
average treasury shares (Note 17.1)                                           154,029,329       289,960,881
                                                                           ===============   ===============

Earnings per share (in US$) - Basic                                                  0.52              0.52
                                                                           ===============   ===============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

20     FAIR VALUE OF FINANCIAL INSTRUMENTS

       Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

       The fair value of the Senior Notes issued by Gerdau Ameristeel, was $474,863 and $447,525 as of December 31, 2004 and 2003 The fair value of the Convertible Debentures issued by Gerdau Ameristeel was $105,574 and $90,325 as of December 31, 2004 and 2003, respectively. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of a investment bank.

       The Company's estimate of the fair value of the other financial instruments, which include receivables, accounts payable and long-term debt, approximates the carrying value.

21     DERIVATIVE INSTRUMENTS

       The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

       GERDAU AND GERDAU ACOMINAS

       As part of its normal business operations, Gerdau and Gerdau Acominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Acominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Acominas to changes in fair value on its debt. In order to manage such risks Gerdau and Gerdau Acominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Acominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

       Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

       All swaps have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

       The notional amount of such cross-currency interest rate swaps amounts to $58,204 ($459,684 as of December 31, 2003) and mature between January 2005 and March 2006 (January 2004 and March 2006 as of December 31, 2003) with Brazilian reais interest payable which varies between 85.55% to 106.00% of CDI (between 71.60% and 105.00% of CDI of December 31, 2003). There are no unrealized gains on swaps outstanding as of December 31, 2004 (unrealized gains of $9,685 as of December 31, 2003) and unrealized losses amount to $14,775 as of December 31, 2004 ($40,938 as of December 31, 2003).

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       GERDAU AMERISTEEL

       In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2004, was approximately $4,018 (December 31, 2003 - $89).

22     CONCENTRATION OF CREDIT RISKS

       The company Company's principal business is the production and sale of long ordinary steel products, including crude steel; long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company's sales during 2004 were made to civil construction and manufacturing customers.

       Approximately 41.5% of the Company's consolidated sales are to domestic Brazilian companies, 40% to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in Chile and Uruguay.

       No single customer of the Company accounted for more than 10% of net sales, and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.


23     SEGMENT INFORMATION

       The Gerdau Executive Committee, which is comprised of the most senior officers of the Company including the President of the Gerdau Executive Committee, which is also the Chairman of the Board of Directors, is responsible for managing of the business.

       The Company's' reportable segments under SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil, Acominas (corresponding to the operations of the former Acominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America. Information for long steel products in Brazil and specialty steel products in Brazil is presented below under Long Brazil since the operations of specialty steel products in Brazil do not meet any of the quantitative thresholds established by SFAS No. 131 for presenting separate information about such segment.

       There are no significant inter-segment sales transactions. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                    YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                           SOUTH AMERICA                             AND        TOTAL AS PER
                                            ACOMINAS OURO    (EXCEPT        NORTH                RECONCILLIA-     FINANCIAL
                              LONG BRAZIL       BRANCO       BRAZIL)       AMERICA       TOTAL       TIONS       STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------

Net sales                        2,761,079      997,119       287,773     3,336,964    7,382,935     (430,786)    6,952,149
Financial expenses, net            (33,507)      31,266         1,692        66,894       66,345      (15,528)       50,817
Net income                         475,265      340,112        65,642       337,669    1,218,688      (60,330)    1,158,358
Capital expenditures               244,149      100,155        10,310       435,752      790,366      (33,659)      756,707
Depreciation and amortization       88,763      100,101        10,643        89,321      288,828      (19,606)      269,222
Identifiable assets              1,649,495    1,311,979       251,790     2,309,948    5,523,212     (303,409)    5,219,803


                                                    YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                           SOUTH AMERICA                             AND        TOTAL AS PER
                                            ACOMINAS OURO    (EXCEPT        NORTH                RECONCILLIA-     FINANCIAL
                              LONG BRAZIL       BRANCO       BRAZIL)       AMERICA       TOTAL       TIONS       STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------



Net sales                        1,459,805      785,317       169,640     1,927,839    4,342,601      188,368     4,530,969
Financial expenses, net            120,878       39,100         1,326        62,485      223,789      (31,062)      192,727
Net income                         202,276      220,810        32,320       (21,208)     434,198       75,966       510,164
Capital expenditures               103,243      115,643         7,702        57,041      283,629       28,856       312,485
Depreciation and amortization       64,814       42,228         8,779        80,692      196,513      (14,110)      182,403
Identifiable assets              1,143,326    1,070,552       197,881     1,479,110    3,890,869     (322,893)    3,567,976


                                                    YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                           SOUTH AMERICA                             AND        TOTAL AS PER
                                            ACOMINAS OURO    (EXCEPT        NORTH                RECONCILLIA-     FINANCIAL
                              LONG BRAZIL       BRANCO       BRAZIL)       AMERICA       TOTAL       TIONS       STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------


Net sales                        1,571,136      459,930       113,341       994,348    3,138,755      126,171     3,264,926
Financial expenses, net            188,393       78,092        19,675        20,535      306,695       17,102       323,797
Net income                         171,243       20,954         9,498        29,799      231,494          333       231,827
Capital expenditures               503,222       64,351         5,621        32,806      606,000       (7,958)      598,042
Depreciation and mortization        78,502       34,486         6,722        55,620      175,330        3,475       178,805
Identifiable assets                790,129      962,141       169,248     1,246,435    3,167,953      (88,451)    3,079,502

       The segment information above has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Gerdau Brazil.

       The Adjustments and Reconciliations column include the effects of differences between the criteria followed under Brazilian GAAP and the criteria followed in the consolidated financial statements. The differences that have the most significant effects are:

       o Segment information includes data from the join ventures Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail on a proportional consolidation basis, companies that are not included in the consolidated financial statements.

       o Net sales are presented net of freight costs, while freight costs are presented as part of Cost of sales in the consolidated financial statements.

       o Identifiable assets and depreciation and amortization in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition, while in the consolidated

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

           financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value.

       o Derivative financial instruments are not fair valued in the segment information while they are recognized at fair value in the consolidated financial statements.

       o Exchange gain and losses resulting from the translation of financial information of subsidiaries outside Brazil are recognized in income in the segment information while such effects are recognized directly in equity in the consolidated financial statements if the functional currency of the subsidiary is other than the Brazilian reais.

       Geographic information about the Company, prepared following the same basis as the financial statements, is as follows:


                          YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------------------------------
                                  SOUTH AMERICA      NORTH
                       BRAZIL    (EXCEPT BRAZIL)    AMERICA           TOTAL
-----------------------------------------------------------------------------
Net sales            3,623,046      319,248         3,009,855       6,952,149
Long lived assets    1,762,517      163,233         1,220,321       3,146,071



                          YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------
                                  SOUTH AMERICA      NORTH
                       BRAZIL    (EXCEPT BRAZIL)    AMERICA           TOTAL
-----------------------------------------------------------------------------
Net sales            2,597,770      122,028         1,811,171       4,530,969
Long lived assets    1,422,121      134,437         1,030,257       2,586,815



                          YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------
                                  SOUTH AMERICA      NORTH
                       BRAZIL    (EXCEPT BRAZIL)    AMERICA           TOTAL
-----------------------------------------------------------------------------
Net sales            2,111,684       99,482         1,053,760       3,264,926
Long lived assets    1,212,519      120,708           987,730       2,320,957



       Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

24     VALUATION AND QUALIFYING ACCOUNTS

                                                      BALANCE AT                   CHARGES TO
                                                      BEGINNING OF                  COST AND
DESCRIPTION                                               YEAR         PAYMENTS      EXPENSE      REVERSALS
---------------------------------------------------- -------------  ------------  -----------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                         27,476                       5,370       (1,144)
   Valuation allowance on deferred income tax assets      120,846             -             -     (120,317)
 Reserves:
   Provision for contingencies                            102,060      (118,991)       93,162


YEAR ENDED DECEMBER 31, 2003

                                                      BALANCE AT                   CHARGES TO
                                                      BEGINNING OF                  COST AND
DESCRIPTION                                               YEAR         PAYMENTS      EXPENSE      REVERSALS
---------------------------------------------------- -------------  ------------  -----------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                         15,139             -         6,714            -
   Valuation allowance on deferred income tax assets      205,139             -             -     (137,333)
 Reserves:
   Provision for contingencies                             45,304        (3,622)       44,361       (1,255)

 YEAR ENDED DECEMBER 31, 2002

                                                      BALANCE AT                   CHARGES TO
                                                      BEGINNING OF                  COST AND
DESCRIPTION                                               YEAR         PAYMENTS      EXPENSE      REVERSALS
---------------------------------------------------- -------------  ------------  -----------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                         23,045             -         1,310            -
   Valuation allowance on deferred income tax assets            -             -             -      (12,939)
 Reserves:
   Provision for contingencies                             55,170        (2,243)       14,179            -


                                                          EFFECT OF
                                                          EXCHANGE RATE   BALANCES AT
DESCRIPTION                                               CHANGES (a)     END OF YEAR
----------------------------------------------------     ---------------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                            1,834           33,536
   Valuation allowance on deferred income tax assets           (529)               -
 Reserves:
   Provision for contingencies                               11,487           87,718


 YEAR ENDED DECEMBER 31, 2003

                                                          EFFECT OF
                                                          EXCHANGE RATE   BALANCES AT
DESCRIPTION                                               CHANGES (a)     END OF YEAR
----------------------------------------------------     ---------------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                            5,623           27,476
   Valuation allowance on deferred income tax assets         53,040          120,846
 Reserves:
   Provision for contingencies                               17,272          102,060


 YEAR ENDED DECEMBER 31, 2002

                                                          EFFECT OF
                                                          EXCHANGE RATE   BUSINESS         BALANCES AT
DESCRIPTION                                               CHANGES (a)     COMBINATION      END OF YEAR
----------------------------------------------------     ---------------  --------------   -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                           (9,216)                 -        15,139
   Valuation allowance on deferred income tax assets        (85,292)           303,370       205,139
 Reserves:
   Provision for contingencies                              (21,802)                          45,304


       (a) Includes the effect of exchange rates on balances in currencies other than the United States dollar.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

25     STOCK BASED COMPENSATION

25.1   BRAZIL PLAN

       The Extraordinary Stockholders' General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders' meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the "Long Term Incentive Program". The options must be exercised up to 5 years after vested.

       A summary of the Brazil Plan is as follows (giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 27):

                                                YEAR ENDED DECEMBER 31, 2004                   YEAR ENDED DECEMBER 31, 2003
                                         -------------------------------------------    --------------------------------------------
                                           NUMBER OF SHARES         WEIGHTED AVERAGE      NUMBER OF SHARES       WEIGHTED AVERAGE
                                                                     EXERCISE PRICE                               EXERCISE PRICE
                                         ---------------------    -------------------   ---------------------   --------------------
Outstanding, beginning of year                      2,052,207                   2.76                       -                      -
Granted during the year                               260,331                   7.66               1,026,104                   2.76
Shares issued in regards to share bonus               260,331                   7.66               1,026,104                   2.76
                                         ---------------------                          ---------------------

Outstantind, end of year                            2,572,869                   3.75               2,052,207                   2.76
                                         =====================                          =====================


       All options granted through December 31, 2004 were granted to management or employees of the Company. There are no options exercisable at December 31, 2004 and the weighted average remaining contractual life is 1.82 years to options granted in 2003 and 3.98 years to options granted in 2004.

       The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2004 following the Black & Scholes method, included in the pro-forma disclosures in Note 3.13 were as follows:


                                           GRANTED DURING THE YEAR
                                         ---------------------------
                                              2004           2003
                                         --------------   ----------
Expected dividend yield                            7%             7%
Expected stock price volatility                   43%            43%
Riskfree rate of return                            8%             8%
Expected period until exercise               4.9 year       3.5 year

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

25.2   GERDAU AMERISTEEL PLANS

       Gerdau Ameristeel has several stock based compensation plans, which are described below. One plan was formerly administered by Co-Steel and the remainder of the plans were formerly administered by the subsidiary AmeriSteel.

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

       (B) AMERISTEEL PLANS

       Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau Ameristeel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003 (Note 4.9). All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

       (B.1) STAKEHOLDER PLAN

       Ameristeel had a long-term incentive plan available to executive management (the "Stakeholder Plan") to ensure the Company's senior management's interest is congruent with it's shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of Ameristeel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of Ameristeel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. Benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $1,300 and $150, respectively.

       An award of approximately $14,000 was earned by participants in the Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award will be accrued over the vesting period. No awards are expected to be granted under the Stakeholder Plan in the future.

       (B.2) SAR PLAN

       In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $6,400 and $3,500, respectively.

       In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $14,300 and $5,900,

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       respectively.

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

       A summary Gerdau Ameristeel stock option plans is as follows:

                                               YEAR ENDED DECEMBER 31, 2004                   YEAR ENDED DECEMBER 31, 2003
                                        -----------------------------------------     ---------------------------------------------
                                                                 WEIGHTED-AVERAGE                              WEIGHTED-AVERAGE
AMERISTEEL PLANS                          NUMBER OF SHARES        EXERCISE PRICE        NUMBER OF SHARES         EXERCISE PRICE
--------------------------------        ---------------------   ------------------    ---------------------    --------------------
                                                                      (US$)                                            (US$)
Outstanding, beginning of year                             -                      -                281,197                   20.37
Exchange for options of Gerdau
    Ameristeel                                             -                      -               (281,197)                  20.37
                                        ---------------------                         ---------------------
Outstanding, end of year                                   -                      -                      -                       -
                                        =====================                         =====================

GERDAU AMERISTEEL PLANS
--------------------------------
Outstanding, beginning of year                     3,606,570                   6.41              1,367,400                    9.30
Ameristeel Plans  Options exchanged-
    for Gerdau Ameristeel Options                          -                      -              2,660,601                    2.15
Exercised                                           (374,609)                  1.90                      -                       -
Forfeit                                              (76,973)                  1.92                      -                       --
Expired                                             (321,700)                 19.46               (421,431)                  19.72-
Outstanding, end of year                           2,833,288                   5.94              3,606,570                    6.41
                                        ---------------------                         ---------------------
Options exercisable                                2,350,378                                     2,585,767
                                        =====================                         =====================

The following table summarizes information about options outstanding at December 31, 2004:

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                               WEIGHTED-AVERAGE
                                                NUMBER         REMAINING CONTRACTUAL      WEIGHTED-AVERAGE     NUMBER EXERCISABLE
EXERCISE PRICE RANGE (US$)                   OUTSTANDING             LIFE                 EXERCISE PRICE       AT DEZEMBER 31, 2004
---------------------------------       ---------------------  ---------------------    -------------------   ---------------------
                                                                                             (US$)
$1.32 to $1.43                                       752,829                    4.4                   1.38                 597,086
$1.80 to $1.90                                       824,536                    5.9                   1.84                 497,369
$2.11 to $2.96                                       563,923                    4.5                   4.48                 563,923
$15.45 to $18.69 (1)                                 342,500                    2.1                  16.80                 342,500
$20.06 to $20.15 (1)                                 349,500                    1.7                  20.15                 349,500
                                        ---------------------                                                 ---------------------
                                                   2,833,288                                                             2,350,378
                                        =====================                                                 =====================


       Note: (1) these options are denominated in Cdn dollars and have been translated to US$ using the exchange rate as at December 31, 2004.

       The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

       Expected dividend yield:                        0%
       Expected stock price volatility:               55%
       Risk-free rate of return:                       4%
       Expected period until exercise:            5 years

26     GUARANTEE OF INDEBTEDNESS

(a) Gerdau has provided a surety to its subsidiary Dona Francisca Energetica S.A. in financing contracts which amount to R$ 97,275 thousand (equivalent of $36,647 at period-end exchange rate). Under the surety Gerdau guarantees 51.82% of the debt ($18,990) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca.

(b) Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $110,000, on loans of its subsidiary GTL Financial Corp in the amount of $5,000 and on Export Receivables Notes of its subsidiary Gerdau Acominas S.A. amounting to approximately $233,000.

       As the guarantees above are between a parent company (the Company) and its subsidiaries (GTL Trade Finance Inc., GTL Financial Corp and Gerdau Acominas S.A.), they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

27     SUBSEQUENT EVENT

       The Board of Directors approved on its meeting held on March 31 2005 a bonus to both common and preferred shareholders of 50 bonus shares per 100 shares held.


                                      * * *