Form 20-F
period 2005-12-31
GERDAU S.A.
filed 2006-06-19
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14878

GERDAU S.A.

(Exact Name of Registrant as Specified in its Charter)

Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

N/A
(Translation of Registrant’s name into English)

Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
(Address of principal executive offices) (Zip code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange in Which Registered
Preferred Shares, no par value per share, each represented by American Depositary Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2005 was:

231,607,008 Common Shares, no par value per share
435,986,042 Preferred Shares, no par value per share
(Adjusted to reflect a stock bonus of 50 shares per each 100 hold approved on March 31, 2006)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☐ Item 18 ☒.

TABLE OF CONTENTS

INTRODUCTION
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
PART II
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT
PART III
ITEM 17. FINANCIAL STATEMENTS.
ITEM 18. FINANCIAL STATEMENTS.
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)                                     the “Company” or to “Gerdau” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries,

(ii)                                  “Açominas” are references to Aço Minas Gerais S.A. — Açominas prior to November 2003 whose business was to operate the Ouro Branco steel mill. In November 2003 the company underwent a corporate reorganization, receiving all of Gerdau’s Brazilian operating assets and liabilities and being renamed Gerdau Açominas S.A.,

(iii)                               “Gerdau Açominas” are references to Gerdau Açominas S.A. after November 2003 and to Açominas before such date, between November 2003 and July 2005 Gerdau Açominas hold all operating assets and liabilities of the Company in Brazil. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to other four newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participações. As a result of such spin-off as from July 2005 the activities of Gerdau Açominas only comprise the operation of the Ouro Branco steel mill,

(iv)                              “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S.”, “dollars”, “U.S.$” or “$” are to United States dollars, (ii) “Canadian dollars” or “Cdn$” are to Canadian dollars (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (v) “tonnes” are to metric tonnes.

The Company has prepared the consolidated financial statements included herein in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The investments in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted for using the equity accounting method.

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2005. Subsequent developments are discussed in Item 8 - Financial Information - Significant Changes.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report with respect to the Company’s current plans, estimates, strategies, beliefs and other statements that are not historical facts are forward-looking statements about the Company’s future performance. Forward-looking statements include but are not limited to those using words such as “believe”, “expect”, “plans”, “strategy”, “prospects”, “forecast”, “estimate”, “project”, “anticipate”, “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in the light of the information currently available to it. The Company cautions potential investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements. Investors should not thus place undue reliance on the forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations or to reflect any change in events, conditions or circumstances on which any such forward-looking statements is based, in whole or in part. Risks and uncertainties that might affect the Company include, but are not limited to: (i) general economic conditions in the Company’s markets, particularly levels of spending; (ii) exchange rates, particularly between the real and the U.S. dollar, and other currencies in which the Company realizes significant sales or in which its assets and liabilities are denominated; and (iii) the outcome of contingencies.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 3.  KEY INFORMATION

A.                                                             SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data for the Company on December 31, 2005, 2004, 2003, 2002 and 2001 are derived from the financial statements prepared in accordance with U.S. GAAP.

	For the years ended December 31,
	2005	2004	2003	2002	2001
	(Expressed in thousands of U.S. dollars except quantity of shares and amounts per share)
Income Statement
Net sales	8,894,432	6,952,149	4,530,969	3,264,926	2,401,138
Cost of sales	(6,564,245)	(4,838,949)	(3,445,564)	(2,349,636)	(1,722,228)
Gross profit	2,330,187	2,113,200	1,085,405	915,290	678,910
Sales and marketing expenses	(203,244)	(154,558)	(146,388)	(112,645)	(105,801)
General and administrative expenses	(466,034)	(359,102)	(241,854)	(221,895)	(181,108)
Other operating income (expenses), net	(8,246)	28,710	(824)	(18,187)	(7,853)
Operating income	1,652,663	1,628,250	696,339	562,572	384,148
Interest expense, exchange (gain) loss and gains (losses) on derivatives, net	(191,897)	(132,409)	(254,763)	(424,147)	(238,269)
Interest income	204,483	81,592	62,036	100,350	55,002
Equity in earnings (losses) of unconsolidated companies, net	96,476	141,890	22,062	(10,057)	18,324
Gain on Gerdau Ameristeel investment	—	2,742	—	—	—
Income before income taxes and minority interest	1,761,725	1,722,065	525,674	228,718	219,205
Income taxes benefit (expense)
Current	(347,545)	(329,229)	(87,812)	(27,065)	(40,981)
Deferred	(117,750)	(77,451)	121,925	20,507	(13,666)
Income before minority interest	1,296,430	1,315,385	559,787	222,160	164,558
Minority interest	(178,909)	(157,027)	(49,623)	9,667	2,795
Net income available to common and preferred shareholders	1,117,521	1,158,358	510,164	231,827	167,353
Basic income per share (i)—in US$
Common	1.68	1.74	0.76	0.35	0.23
Preferred	1.68	1.74	0.76	0.35	0.26
Diluted income per share (i)—in US$
Common	1.67	1.74	0.76	0.35	0.23
Preferred	1.67	1.74	0.76	0.35	0.26
Cash dividends declared per share (i)—in US$
Common	0.55	0.29	0.18	0.12	0.10
Preferred	0.55	0.29	0.18	0.12	0.11
Weighted average Common Shares outstanding during the year(i)	231,607,008	231,607,008	231,607,008	231,607,008	231,607,008
Weighetd average Preferred Shares outstanding during the year (i)	432,165,971	432,564,935	435,921,354	434,941,321	433,541,664
Number of Common Shares outstanding at year end (ii)	231,607,008	231,607,008	231,607,008	231,607,008	231,607,008
Number of Preferred Shares outstanding at year end (ii)	431,417,499	432,446,342	434,433,541	435,986,042	435,986,042

(i)                                     Per share information has been retroactively restated for all periods to reflect the effect of:,  (a) the stock bonus of  ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one share for two shares held approved in March 2005 and (e) the stock bonus of one share for two shares held approved in March 2006. Earnings per share has been computed on whighted average share outstanding during each year.

(ii)                                  The information on the numbers of shares presented above relates to the end of each year, and is retroactively restated to reflect changes in numbers of shares due to the transactions described in (i) above.

	On December 31,
	2005	2004	2003	2002	2001
	(expressed in thousands of U.S. dollars)
Balance sheet selected information
Cash and cash equivalents	532,375	248,954	92,504	40,457	27,832
Restricted cash	9,617	6,603	1,935	15,001	—
Short-term investments	1,761,421	404,512	236,137	367,748	306,065
Net working capital(1)	3,372,531	1,610,722	300,670	(63,579)	250,636
Property, plant and equipment	3,517,962	2,790,201	2,304,158	2,084,895	1,384,463
Total assets	9,301,742	6,852,249	4,770,834	4,000,301	2,952,677
Short term debt (including “Current Portion of Long-Term Debt”)	566,562	673,204	798,496	1,104,793	567,491
Long term debt, less current portion	2,233,031	1,280,516	1,132,429	794,571	630,636
Long term parent company	—	—	—	—	461
Debentures—short term	1,162	1,125	1,048	—	2,018
Debentures—long term	414,209	344,743	155,420	200,766	94,204
Shareholders’ equity	3,621,530	2,522,585	1,403,063	865,010	1,032,720
Capital stock	2,212,382	1,539,204	982,601	843,959	838,214

(1)          Total current assets less total current liabilities

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of April 30, 2006, the Company had 231,607,008 common shares and 433,122,385 non-voting preferred shares outstanding (excluding treasury stock), adjusted to reflect the stock bonus effective approved in March 2006.

The following table details dividends paid to holders of common shares and preferred shares since 2001. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of deliberation of the dividend. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

 Dividend per share information has been computed by dividing dividends and interest on capital stock by the quantity of shares outstanding, which excludes treasury stock.

			R$ per Share(3)	$ per Share(3)	$ per Share(3)
	Date of	R$ per Share(3)	Preferred	Common	Preferred
Period	the Deliberation	Common Shares	Shares	Shares	Shares
1st Semester 2001(1)	07/23/2001	0.0680	0.0748	0.0282	0.0310
2nd Semester 2001(1)	12/20/2001	0.1641	0.1805	0.0707	0.0778
1st Semester 2002(1)	06/28/2002	0.1197	0.1197	0.0421	0.0421
2nd Semester 2002(1)	12/30/2002	0.2786	0.2786	0.0789	0.0789
1st Quarter 2003(1)	03/31/2003	0.1111	0.1111	0.0331	0.0331
2nd Quarter 2003(1)	06/30/2003	0.0756	0.0756	0.0263	0.0263
3rd Quarter 2003(1)	09/30/2003	0.1133	0.1133	0.0388	0.0388
4th Quarter 2003(1)	12/30/2003	0.2267	0.2267	0.0785	0.0785
1st Quarter 2004(1)	03/30/2004	0.1422	0.1422	0.0487	0.0487
2nd Quarter 2004(2)	06/30/2004	0.2889	0.2889	0.0930	0.0930

3rd Quarter 2004(1)	07/31/2004	0.2044	0.2044	0.0675	0.0675
3rd Quarter 2004	11/03/2004	0.2356	0.2356	0.0832	0.0832
4th Quarter 2004	02/01/2005	0.4222	0.4222	0.1616	0.1616
1st Quarter 2005	05/03/2005	0.3000	0.3000	0.1200	0.1200
2nd Quarter 2005	08/03/2005	0.3200	0.3200	0.1382	0.1382
3rd Quarter 2005	11/08/2005	0.3000	0.3000	0.1362	0.1362
4th Quarter 2005	02/08/2006	0.2800	0.2800	0.1275	0.1275
1st Quarter 2006	05/03/2006	0.3000	0.3000	0.1449	0.1449

(1)             Payment of interest on capital stock.

(2)             Payment of both dividends and interest on capital stock.

(3)             As of April 2003 and as result of the reverse stock split of one share for 1,000 shares held approved in this same month, dividends are paid on a per share basis (rather than a per thousand shares basis, as was the case prior to this date).

Law 9,249, of December 1995, states that a company may, at its sole discretion, pay interest on capital stock in addition to or instead of dividends (See Item 8 — Financial Information - Interest on Capital Stock). A Brazilian corporation is entitled to pay its shareholders (considering such payment as part of the mandatory dividend required by Brazilian Corporate Law for each fiscal year) interest on capital stock up to the limit calculated as the TJLP rate (Long-Term Interest Rate) on its shareholders’ equity or 50% of the income for the fiscal year, whichever is the greater. The payment of interest on capital stock as described herein is subject to a 15% withholding income tax. See Item 10. Additional Information - Taxation.

B. CAPITALIZATION AND INDEBTEDNESS

Not required.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D. RISK FACTORS

Risks Relating to Brazil

Brazilian Political and Economic Conditions, and the Brazilian Government’s Economic and Other Policies May Negatively Affect Demand for the Company’s Products as Well as Net Sales and Overall Financial Performance.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved interest rate increases, wage and price controls and currency devaluations, freezing of bank accounts, capital controls and restrictions on imports.

The Company’s operational results and financial condition may be adversely affected by the following factors and governmental reaction to them:

•                  fluctuations in exchange rates;

•                  interest rates;

•                  inflation;

•                  tax policies;

•                  exchange controls;

•                  energy shortages;

•                  liquidity of domestic capital and lending markets; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other developments in the Brazilian economy and governmental policies may adversely affect the Company and its business.

In recent months, government figures, legislators and political party officials, especially those of the President’s party, have been the subject of a variety of allegations of unethical or illegal conduct. These accusations, which are currently being investigated by the Brazilian Congress, involve campaign financing and election law violations, influencing of government officials and Congressmen in exchange for political support. Several members of the President’s party and of the federal government, including the President’s chief of staff and the Minister of Finance, have resigned. The Company cannot predict what effects these accusations and investigations may have on the Brazilian economy and the market for securities of Brazilian issuers.

Inflation and Government Actions to Combat Inflation May Contribute Significantly to Economic Uncertainty in Brazil and Could Adversely Affect the Company’s Business.

Throughout its history, Brazil has experienced high rates of inflation. Inflation, as well as certain government efforts to combat it, has had significant negative effects on the Brazilian economy. Inflation rates were 8.69% in 2003, 12.42% in 2004 and 1.20% in 2005, as measured by the Índice Geral de Preços-Mercado, or the IGP-M. The Brazilian government’s adopted measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also contributed materially to economic uncertainty in Brazil and to heightened volatility of securities of Brazilian issuers.

If Brazil experiences high levels of inflation in the future, the rate of growth of the economy may be slowed, which would lead to reduced demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a consequence, the costs of servicing its real-denominated debt may increase. Inflation may, in addition, hinder its access to capital markets, which could adversely affect its ability to refinance its indebtedness. Inflationary pressures may also lead to the imposition of government policies to combat inflation that could adversely affect its business.

Foreign Exchange Variations Between the U.S. Dollar and the Currencies of the Countries in Which the Company Operates May Raise the Cost of Servicing Its Foreign Currency-Denominated Debt and Adversely Affect Its Overall Financial Performance.

The Company’s operating results are affected by foreign exchange-rate fluctuations between the U.S. dollar, the currency in which the Company prepares its financial statements, and the currencies of the countries in which it operates.

For example, Gerdau Ameristeel reports results in U.S. dollars, while a portion of its net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between these two currencies may affect operating results. The same happens with all the other businesses located outside the United States with respect to the exchange rate between the local currency of the respective subsidiary and the U.S. dollar, as the Company reports its financial position and results of operations in U.S. dollars.

The real appreciated by 18.3% in 2003, 8.1% in 2004 and 11.8% in 2005 against the dollar, the real may depreciate again. On April 28 2006, the U.S. dollar/real exchange rate was US$1.00 per R$2.0892.

Devaluation of the real relative to the U.S. dollar also could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, a devaluation of the real could weaken investor confidence in Brazil. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

The Company had total foreign currency-denominated debt obligations in an aggregate amount of $2,481.5 million at December 31 2005, representing 77.2% of its indebtedness on a consolidated basis. On December 31, 2005, the Company had $469.3 million in U.S. dollar-denominated cash equivalents and $479.7 million in U.S. dollar-denominated short-term investments. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to meet debt service requirements of foreign currency-denominated obligations, particularly as a significant part of net sales revenue denominated in reais.

Export revenues and margins are also affected by the real’s fluctuations in relation to the U.S. dollar. The Company’s production costs are denominated in local currency but its export sales are denominated in U.S. dollars. Financial revenues generated by exports are reduced when they are translated to reais in the periods in which the Brazilian currency appreciates in relation to the U.S. currency. On the other hand, when the real depreciates the translation impact is favorable and the same amount of dollars translates to a greater amount of reais.

Developments in Other Emerging Markets May Adversely Affect The Company’s Operating Results.

Political, economic, social and other developments in other countries, particularly Latin American and emerging-market countries, may have an adverse effect on the market value of the Company. Although conditions in these countries may be quite different from those in Brazil, investors’ reactions to developments in these countries may affect the Brazilian securities markets and reduce investor interest in securities of Brazilian issuers. Brazil has experienced periods with a significant outflow of U.S dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. The Company cannot assure that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to the Company, which may limit the ability to refinance its indebtedness.

Risks Relating to Gerdau and the Steel Sector

The Demand for Steel Is Cyclical and a Reduction in the Prevailing World Prices for Steel Could Adversely Affect The Company’s Operating Results.

The steel industry is highly cyclical both in Brazil and abroad. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of its products, mainly for exports and for products that face competition from imports. Additionally, as the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including trends in the construction sector and the automotive sector in general. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to a historically new high level of prices for the Company’s steel products, but these relatively high prices may not endure, especially due to the worldwide expansion in installed capacity. Any material decrease in demand for steel or exporting by countries not able to consume their production could have a material adverse effect on Company operations and prospects.

Increases in Steel Scrap Prices or a Reduction in Supply Could Adversely Affect Production Costs and Operating Margins.

The main metallic input for the Company’s mini-mills, which corresponded to 66.9% of total crude steel output in 2005, is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. domestic market, the United States being the main exporter of scrap, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a commensurate increase in finished steel sale prices, the Company’s profits and margins could be reduced. An increase in steel scrap prices or shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins.

Increases in Iron Ore and Coal Prices or a Reduction in Market Supply Could Adversely Affect the Production Costs and Operating Margins of the Company’s Integrated Mills.

When the prices of raw materials that the Company needs to produce steel in its integrated facilities, particularly iron ore and coking coal, increase, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Ouro Branco mill and at its Gerdau Barão de Cocais and Gerdau Divinópolis units, in the state of Minas Gerais. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit, in the state of Bahia. These four units represent 33.1% of its consolidated crude steel output.

The Ouro Branco unit is the Company’s biggest mill in Brazil, and its main metallic input for the production of steel is iron ore. This unit represents 42.0% of the total crude steel output of its Brazilian operations. A shortage of iron ore in the domestic market would adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input in the Ouro Branco mill, and it is used in the coking facility. Although this mill is not dependent on supplies of coke, a contraction in the supply of coking coal could adversely affect the integrated operation at this site, since the Ouro Branco mill requires coking coal to produce coke in its coking facility. All the coking coal used in Ouro Branco is imported from Canada, the United States and Australia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill, and an increase in prices could reduce profit margins. The Company does not have long-term supply contracts for certain raw materials it uses.

The Company Operations Are Energy-Intensive, and Energy Shortages or Price Increases May Adversely Affect It.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents a significant cost component at these units, as does natural gas, to a lesser extent. Electricity cannot be replaced in the Company’s melt shops and rationing or a power shortage such as those that occurred in Brazil in 2001 could adversely affect production in those units.

Natural gas is used in the reheating furnaces at the Company’s rolling mills. In the case of shortages in the supply of natural gas, the Company could in some instances change to fuel oil as an energy source. However, these measures could increase its production costs and consequently reduce its operating margins.

Restrictive Measures on Trade in Steel Products May Affect the Company’s Business by Increasing the Price of Its Products or Reducing Its Ability to Export.

The Company is a steel producer that supplies both the domestic market in Brazil and a number of international markets. The Company’s exports face competition from other steel producers, as well as restrictions imposed by importing countries in the form of quotas, ad valorem taxes, tariffs or increases in import duties, any of which could increase the costs of products and make them less competitive or prevent the Company from selling in these markets. There can be no assurance that importing countries will not impose quotas, ad valorem taxes, tariffs or increase import duties.

Less Expensive Imports from Other Countries in North America May Adversely Affect the Company’s Business.

Steel imports into North America have caused downward pressure on steel prices in recent years, adversely affecting sales and profit margins. Competition from foreign steel producers is strong and may grow due to increases in foreign installed steel capacity, devaluation of the U.S. dollar and a reduction in domestic steel demand in other markets. These factors lead to higher levels of steel exports to North America at lower prices. In the past, the U.S. government has taken temporary protective measures to regulate steel imports by means of quotas and tariffs. Protective measures may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future, resulting in price pressure that could adversely affect its business.

Compliance Costs Related to Environmental Regulation May Increase if Requirements Become More Stringent. Such Increased Costs May Adversely Affect the Company Operating Results.

The Company’s industrial plants are required to comply with a number of federal, state, and municipal environmental laws and regulations with respect to the environment and the operation of mills in every country in which the Company operates. These regulations include those governing air emissions, waste and water discharges and solid and hazardous waste handling and disposal. Non-compliance with these laws and regulations may result in civil penalties, criminal sanctions or closure orders, and under various circumstances requires the cleanup of contamination associated with previous operations under less conditions. If existing laws or future legislation become more demanding, expenditure on fixed assets and the costs of compliance may rise, adversely affecting its financial condition. Furthermore, the Company may be subject to additional expenditures and costs with environmental compliance as a result of future acquisitions.

The Company May Not Successfully Integrate Its Businesses, Management, Operations, or Products or Realize Any of the Anticipated Benefits of Future Acquisitions.

During the last few years, the Company has expanded its operations, through significant acquisitions such as that of Ameristeel in 1999, the stake in Açominas, the reverse takeover of Co-Steel at the end of 2002, the acquisition of the assets of North Star in 2004 and, more recently, the acquisition of the units in Colombia, and the acquisition of an additional stake in Sipar and a strategic shareholding in Corporación Sidenor (Spain). The integration of the business and opportunities stemming from entities acquired by the Company in the future may involve risks. The Company may not successfully integrate future acquired business, management, operations, products, and services with its current operations. Diversion of management’s attention from its existing businesses, as well as problems that can arise in connection with the integration of the new operations, may have an impact on revenues and the results of operations. Integration of future acquisitions may result in additional expenses which could reduce profitability. The Company may not succeed in addressing these risks or any other problems encountered in connection with future acquisitions. The Company may not successfully integrate the businesses, management, operations, or product or realize any of the anticipated benefits of future acquisitions.

ITEM 4.  COMPANY INFORMATION

A. HISTORY AND DEVELOPMENT

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 11, 1961. Its main registered office is located at Av. Farrapos, 1811, Porto Alegre RS — Brazil. Its telephone number is xx 55 (51) 3323 2000.

Gerdau began operating in 1901 as the Pontas de Paris nail factory in Porto Alegre, Brazil. In 1969, the Company changed its name to Metalúrgica Gerdau S.A., today a holding company that controls Gerdau S.A. In 105 years of activity, the Gerdau Group has made a seminal contribution to the Brazilian industry.

Important Events in the Development of the Company’s Business

At the end of World War II, Gerdau acquired Siderúrgica Riograndense S.A.(“Riograndense”), a steel mill also located in Porto Alegre, for mitigating possible raw material shortages. In February 1948, Gerdau initiated its steel operations, foreshadowing the successful mini-mill model of producing steel in electric arc furnaces (EAF), using steel scrap as the main raw material. The Company also adopted a regional sales strategy to ensure more competitive operating costs. Growth resulted in the Company installing a second Riograndense unit in the city of Sapucaia do Sul (state of Rio Grande do Sul) in 1957, consolidating the Group’s vocation as a steel producer. In 1962, the steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo (state of Rio Grande do Sul). Although the factory in Passo Fundo is no longer in operation, Gerdau still produces nails at some of its existing mills and the Company believes that it is currently the world’s largest nail manufacturer with more than 1,000 items available to customers from 100,000 sales outlets.

In 1967, the Company expanded into the state of São Paulo, in the Southeast region of Brazil, by purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires. It was later renamed Comercial Gerdau and became the Brazilian distribution channel for the Company’s steel products, with 74 branches including 6 flat steel service centers strategically located throughout the country.

In June 1969, Gerdau expanded into the Northeast of Brazil, producing steel at Siderúrgica Açonorte in the state of Pernambuco. In 1971, Gerdau began the construction of the Cosigua mill in Rio de Janeiro, initially as a joint venture with the German group, August Thyssen Huette. Eight years later, Gerdau became the majority shareholder of Cosigua, which currently operates the largest mini-mill in Latin America. In December 1971, Gerdau acquired the control of Siderúrgica Guaíra, a pioneer steel producer in the state of Paraná. Since then, Gerdau has expanded throughout Brazil with a series of acquisitions and new operations, currently owning 11 steel mills in the country.

On November 28, 2003, Gerdau S.A. transferred its directly and indirectly controlled operations in Brazil to Açominas, which was renamed Gerdau Açominas S.A., while remaining headquartered in Ouro Branco (in the state of Minas Gerais).

In 1980, Gerdau began to expand internationally first with the acquisition of Gerdau Laisa in Uruguay, followed in 1989 with the purchase of the Canadian company, Gerdau Ameristeel Cambridge, located in Cambridge, Ontario. In 1992, Gerdau acquired control of Gerdau AZA, Chile. Over time, Gerdau increased its international presence by acquiring a minority interest in units in Argentina, and most notably, in North America where it acquired interests in Gerdau Ameristeel MRM Special Sections and the former Ameristeel Corp. In October 2002, Gerdau carried out a reverse takeover, merging its North American assets with those of the Canadian company Co-Steel to create Gerdau Ameristeel, currently the second largest long steel producer in North America. Through its Gerdau Ameristeel subsidiary, Gerdau acquired the assets of North Star Steel in November 2004.

Gerdau signed an agreement in September, 2005, for the acquisition of 35.98% of shares issued by Sipar Aceros S.A., a long steel rolling mill located in the Province of Santa Fé, Argentina. This stake added to the 38.46% already owned by Gerdau, and represents 74.44% of the share capital of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57.1% stake in Diaco S.A., the largest rebar manufacturer in Colombia. Both acquisitions represent the Company’s continuing process of globalization.

On January 10 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, the Company acquired 40% of the capital stock of Corporación Sidenor, S.A., the largest long specialty steel producer, forged parts manufacturer and foundry in Spain and one of the major producers of forged parts using the stamping process in that country.

On March 2006, the assets of two industrial units were acquired in the United States. The first one was Callaway Building Products, in Knoxville, Tennessee, a supplier of civil construction cut and bent reinforcing concrete bars. The second was Fargo Iron and Metal Company, located in Fargo, North Dakota, a storage and scrap processing facility and service provider to industries and civil construction companies.

On April 5 2006, Gerdau signed a purchase agreement for the acquisition of Sheffield Steel Corporation, of Sand Springs, Oklahoma, in the USA. Sheffield is a mini-mill producer of long common steel, namely concrete reinforcing bars and merchant bars. It has one melt shop and one rolling mill in Sand Springs, Oklahoma, one rolling mill in Joliet, Illinois, and three transformation units in Kansas City and Sand Springs.

In addition to its 25 steel mini mills, in Brazil and abroad, four Brazilian-based integrated mills, and a rolling mill in Argentina, the Company owns 11 fabricated reinforcing steel facilities (branded Armafer), 6 downstream operations, 6 service centers for flat steel, 13 fabricated reinforcing steel facilities (branded Prontofer) and 7 scrap collection and processing units in Brazil. Gerdau also owns 3 iron ore extraction areas, two facilities for the production of solid pig iron and two private maritime terminals in Brazil. In South America, it owns 8 fabricating facilities and 2 downstream operations (in Colombia). In North America, it has 30 rebar fabricating facilities, 13 downstream operations and 17 steel scrap-recycling operations.

In 1995, Gerdau began a corporate restructuring - completed in 1997 - whereby the 28 Gerdau group companies were merged with the Company’s six listed companies, consolidating them into two: Gerdau S.A. and Metalúrgica Gerdau S.A., resulting in improved corporate governance and financial disclosure.

In November 2003, the integration of the operations of Gerdau S.A. in Brazil and Aço Minas Gerais S.A. - Açominas, resulted in the revamped Gerdau Açominas S.A. operation. On December 3 2004, the Board of Directors of Gerdau S.A. approved the proposal that led to the implementation of the corporate reorganization of the Gerdau companies in Brazil and in other countries in South America.

On December 29 2004, the first step in this process was taken with the capitalization of the holding company Gerdau Participações S.A. with stock from Gerdau Açominas S.A. and 22% of the capital of Gerdau Internacional Empreendimentos Ltda., owned by Gerdau S.A.

To complete a sequence of corporate operations, on July 20 2005, the shareholders of Gerdau Açominas approved the spin-off up of the net assets of Gerdau Açominas into the following companies: Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. These companies produce long common steels, specialty long steel and selling steel products in general, respectively. Gerdau Açominas S.A., headquartered in Ouro Branco, Minas Gerais, remains focused mainly on the production of slab, blooms and billets for export. Additionally, Gerdau América do Sul Participações S.A. was created as a holding company for the investments in the other South American operations (except for Brazil).

The shareholders of the companies listed in Brazil and abroad had not been affected by the July 2005 reorganization. The shareholders continue to maintain their existing positions in the respective companies, and all their rights have been preserved.

Gerdau S.A. has been a listed company in Brazil since 1980, with an ADR listing on the New York Stock Exchange (NYSE) since March 1999. In June 2001, Gerdau joined the São Paulo Stock Exchange’s Corporate Governance Program (Level 1). In December 2002, it listed on the Latibex, a section of the Madrid Stock Exchange dedicated to Latin American companies with stocks trading in Euros. Gerdau Ameristeel is listed in Canada on the Toronto Stock Exchange and, more recently, began trading on the New York Stock Exchange as well.

From its beginning in Brazil in 1901, Gerdau has grown steadily. In 2005, it was the 14th largest world steel producer according to the International Iron and Steel Institute (IISI) and the highest ranked positioned Brazilian company.

Investment Programs 2003-2005

2003—TOTAL CAPITAL EXPENDITURES: $312.5 MILLION

The Company initiated new technological upgrading programs to meet future increases in domestic demand, most notably at Gerdau Riograndense, Gerdau Aços Finos Piratini (hereinafter Gerdau Aços Especiais Piratini) and Gerdau Usiba.

In January 2003, Gerdau acquired an additional interest in Dona Francisca Energética S.A. (DFESA), for a consideration of $5.7 million, increasing its total stake in this company to 51.8%.

The main investments during the year are described below.

Modernization and Upgrading of Industrial Plants

Brazil

In addition to its wire rod rolling mill, the Ouro Branco mill also invested in the production of high quality steel: the KR plant, which reduces sulfur levels in pig iron, reached full capacity in 2003, improving quality and cutting costs. The Company also implemented its dephosphorization project to reduce the level of phosphorus in its steel products as well as almost concluding the new billet guaranteeing surface quality inspection line at the Ouro Branco mill’s primary rolling mill. Investments at the Ouro Branco mill amounted to $80 million in 2003.

Other investments in the Brazilian units amounted to $151.9 million and included the conclusion of the modernization of Gerdau Aços Especiais Piratini medium and heavy bar rolling mill and the modernization of the melt shop and improvements at Cosigua, as well as the construction of a new blast furnace at the Gerdau Divinópolis mill.

South America (except Brazil)

The Company extended the automation of industrial processes to the profile finishing area at the Renca unit of the Chilean subsidiary. A new stock and loading warehouse also optimized product delivery during 2003. The paving of the scrap yard at the Colina unit has significantly improved the performance of trucks and equipment, with a consequent reduction in raw material unloading times. Rebar storage conditions were also improved helping to maintain product quality, reduce costs and loading time. Investments in the Chilean and Uruguayan subsidiaries amounted to $6.9 million.

Canada and the United States

Investments in Gerdau’s North American subsidiaries amounted to $55.2 million in 2003. The most significant investments in North America were a new warehouse at the Cartersville mill; rolling mill electrical control system upgrades at the Knoxville and Charlotte mills; a caster upgrade at the Jackson mill and a new pollution control system at the Cambridge mill.

2004—TOTAL CAPITAL EXPENDITURES: $756.7 MILLION

In 2004, the Company invested $756.7 million in acquisitions of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Brazil, Canada, Chile, United States and Uruguay. The main investments during the year are described below.

Brazil

Capital expenditures amounted to $329.0 million in 2004 in Brazil. One of the major capital projects included investments of $77.9 million for the construction of the São Paulo mill melt shop which was officially inaugurated in March 2006 as well as other improvements at the same facility. Other important expenditures during the year were $100.2 million at the Ouro Branco mill which included technological upgrades of equipment and a project to increase installed capacity by 1.5 million tonnes of liquid steel, expected to come on stream in 2007. Other amounts relate to smaller improvements and technological upgrades at other facilities in Brazil.

South America (except Brazil)

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

2005—TOTAL CAPITAL EXPENDITURES: $776.8 MILLION

In 2005, the Company invested $776.8 million in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, United States and Uruguay. The main investments during the year are described below.

Brazil

Capital expenditures at the Brazilian units amounted to $527.8 million in 2005. A total of $91.2 million was invested in the completion of the São Paulo mill melt shop that started operating in December 2005 as well as other improvements at the same facility. The Company invested $227.0 million at the Ouro Branco mill, mainly the project to increase installed capacity by 1.5 million tonnes of liquid steel and expected to come on stream in 2007 together with technological upgrades of equipment. Another important investment of $48.0 million was made in the Cosigua mill the modernization of equipment. Other amounts relate to smaller improvements and technological upgrades at other facilities in Brazil.

South America (except Brazil)

The South American units spent $63.4 million on capital expenditures in 2005, compared to $10.3 million in 2004. The Company paid $13.0 million for the acquisition of Diaco and Sidelpa, in Colombia, and $16.7 million for an additional stake in Sipar, Argentina.

Canada and the United States

Gerdau Ameristeel spent $185.5 million on capital projects and acquisitions in 2005, compared to $82.1 million in 2004. Major capital investments in 2005 included improved warehouse facilities at the Whitby, Ontario facility ($10.8 million), a new reheat furnace at the Sayreville, New Jersey facility ($10.0 million), and the purchase of shredders at the Jacksonville, Florida ($5.0 million) and the Jackson, Tennessee  ($6.1 million) facilities.

Complementary information regarding these investments is available under the following topics “Principal Capital Expenditure Currently in Progress” and “Acquisitions”.

Principal Capital Expenditure Currently in Progress

Technological Update at the Ouro Branco Mill

In September 2004, Gerdau Açominas announced a technological upgrading program at its Ouro Branco mill in the state of Minas Gerais. This modernization program is part of a project to increase the mill’s installed capacity from 3 to 6 million tonnes of liquid steel in two phases. The first phase, already underway, will require investments of roughly $1.3 billion to increase installed capacity from 3 to 4.5 million tonnes with the installation of a new blast furnace with 1.5 million tonnes of annual installed capacity. Besides the new blast furnace, Gerdau installed a continuous blooms and beam blanks caster, a dephosphorization system and other additional improvements.

Part of the project will be financed by a $240 million financing agreement guaranteed by Nippon Export and Investment Insurance (NEXI), a credit insurance agency linked to the Japanese government, covering 97.5% of the political risk and 95% of the commercial risk.

On March 24 2006, Gerdau Açominas signed a $267.0 million Yen Equivalent Term Loan Facility with Citibank, N.A., Tokyo Branch. The term loan is insured by NEXI under its Overseas Untied Loan Insurance facility, and is guaranteed by Gerdau S.A. The facility is to cover part of Gerdau Açominas’ production capacity expansion plan through 2007.

On October 14, 2005, Gerdau Açominas signed a $201.0 million Buyer’s Credit Facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and is to finance 85% of the commercial contracts signed between Gerdau Açominas and the equipment suppliers. In connection with the Sinosure financing, a $50 million Commercial Loan Facility was entered into by Gerdau Açominas and BNP Paribas on June 15 2005, to finance the outstanding 15% of the amount of the commercial contracts and 100% of the Sinosure Insurance Premium.

Other sources of funding have not yet been negotiated but Gerdau expects these to be a mix of internal cash generation and other financing currently under consideration.

Rolling Mill in São Paulo

A rolling mill with an annual capacity of 600,000 tonnes is being built at the Gerdau Araçariguama plant in the state of São Paulo. The Company is to invest $68 million by the end of the third quarter of 2006. Of the total amount invested, approximately one-third will be financed from internal cash flow, one-third by domestic financial institutions and the remaining third by foreign financial institutions.

Enhancement of Installed Capacity at Gerdau Cosigua

The Company is investing $164.0 million by the end of 2007 in the expansion of its Gerdau Cosigua mill in the state of Rio de Janeiro. Gerdau Cosigua’s annual crude steel capacity is to be increased from 1.4 to 2.2 million ton, and rolled products, from 1.3 to 2.0 million tonnes. With this investment, the Gerdau Cosigua mill will enlarge its capability to supply the metallurgical and the civil construction industries as well as the agriculture and ranching sectors.

Capacity Increase at the Jacksonville mill

During the year 2005 the Company, through its subsidiary Gerdau Ameristeel, approved the construction of a new melt shop that will increase the annual crude steel capacity from 581,000 to 901,000 tonnes and will provide operational improvements in the steel-making process. Gerdau will invest $133.0 million by the end of 2008.

Acquisitions during 2005

Diaco S.A. and Siderúrgica del Pacífico S.A. — Sidelpa

On December 23, 2004, the Company reached an agreement with the Mayaguez Group and Latin American Enterprise Steel Holding (“LAESH”), majority shareholders of Diaco S.A. (“Diaco”) and Siderurgia del Pacifico S.A. (“Sidelpa”) to buy  shares owned by those investors in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, while Sidelpa is the only Colombian producer of specialty steel.

The transactions were subject to several conditions precedent. Upon entering into the agreement, the Company made a deposit of $68.5 million in favor of certain trusts set up for this transaction. Gerdau also has committed to acquire additional shares of Diaco within an eight-year period.

During September 2005, the conditions precedent for the Diaco acquisition were met, including Diaco’s public offer in the Colombian market to acquire shares owned by minority shareholders and its delisting from the stock exchange in Colombia. On September 30 2005, the Company concluded all the steps required to obtain a 57.1% voting and total interest in Diaco, and therefore, a controlling interest. As a result, Diaco shares acquired by the Company and held in the trusts were transferred to the Company, and the amount of $49.2 million was transferred from the trust to the sellers, while the Company paid an additional amount of $6.8 million in cash.

On November 19 2005, the Company met all the conditions precedent related to the acquisition of a 97.01% interest in Sidelpa, obtaining control of this company. As a result of this transaction, an amount of $4.4 million was transferred from the trusts to the former owners of Sidelpa, and an additional $6.2 million was paid in cash.

Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013, but has the option to anticipate such a purchase by acquiring 50% of the additional interest in March 2008 and the other 50% in March 2009. Settlement of the acquisition of the additional interest can be made in cash or in Gerdau’s shares of at the option of the sellers. The terms of the agreement establish a formula to determine the purchase price, which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in Diaco’s net equity.

Sipar Aceros S.A - Sipar

On September 15 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros S.A (“Sipar Aceros”), a rolling steel mill located in Santa Fé, Argentina, in which the Company already had a 38.46% interest. The Company paid $16.7 million in cash on September 15 2005 and will pay an additional amount of $23.9 million during the next three years without interest on those additional payments. The total amount of the purchase of such an interest, considering the financed portion of the purchase price discounted to fair value, amounts to $37.3 million.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as of September 15 2005. Previous to this date, this investment was accounted for using the equity method.

Two groups of Sipar Aceros’ shareholders have options to sell additional shares in Gerdau Sipar Inversiones S.A. (parent company of Sipar Aceros) to the Company at a fixed amount, until September 2007. Settlement of the acquisition of the additional interest can be made in cash or in Gerdau’s shares at the option of the sellers in the case of one group and at the option of the Company with respect to the other group.

Additional information regarding acquisitions during 2005 is set forth in Item 18. Financial Statements — Note 4.

B. BUSINESS OVERVIEW

Overview

Gerdau’s strategy focuses on the decentralized production of long steel using electric arc furnace (EAF) mini-mills and integrated mills with blast furnaces, and continuous casting technology being used in both processes. The Ouro Branco mill also uses the conventional casting technology. Plants are sized and located to meet the needs of local markets and provide efficient access to customers. This strategy is a response to the geographical dimensions of Brazil and the United States given both countries’ high transportation and freight costs. Gerdau is therefore able to supply its customers and source raw materials locally. From 1970 to 1990, Gerdau concentrated on building market share in Brazil by increasing its installed capacity and by acquiring existing mills, typically seeking those with management problems where the Company’s main contribution would be its management skills rather than capital. Gerdau’s Brazilian operations constitute currently the third largest crude steel producer in Brazil, according to the IBS (Brazilian Steel Institute).

Outside Brazil, and notably in North America, Gerdau Ameristeel has increased its market share by acquiring mills, which, like their Brazilian counterparts, required management restructuring rather than capital. Gerdau has progressively increased its share of the North American market and is currently the second largest North American long steel producer with annual nominal capacities of 7.6 million tonnes of crude steel and 6.9 million tonnes of rolled products according to Company statistics. Gerdau’s industrial units are distributed across North America to supply local markets along the east coast of the United States and the east and central regions of Canada. Following the acquisition of North Star’s assets, completed in November 2004, Gerdau Ameristeel has 14 long steel units and a strategic shareholding of 50% in Gallatin.

Gerdau also owns steel units in Argentina (rolling mill), Chile, Colombia and Uruguay. The steel units have a combined annual installed capacity of 1.0 million tonnes of crude steel. Although these units make only a minor contribution to consolidated results, they are highly profitable and efficient.

On November 14 2005, the Company entered into an agreement to acquire 40% of Corporación Sidenor S.A., a Spanish steel producer with operations in Spain and Brazil. The operation was concluded in January 2006, when the transfer of Sidenor shares to the Company took place and the purchase price amounting to Euro 165.8 million was paid. This represents a significant investment in the industrial segment where Gerdau has consolidated experience. This investment opens the way to enter the strategic European Union market. Furthermore, this acquisition allows the Company to open an important channel with the large international carmakers as well as provides access to production, administrative, and industrial management know-how of one of the largest suppliers of this sector in the world consistent with the Company’s long-term growth and globalization plan.

List of Products

Gerdau produces steel products throughout its units located in Brazil, North America and South America (excluding Brazil). Please find below the list of products:

Region	Product
Brazil	Ancorfix and tutor-products for fruit crops
Bloom
Bright wire
Cercafix post-spacing wire
Galvanized wire rope
Piatina-cold drawn flat bar
Ribbed T-profile
Steel stake
Structural shapes
Tribar
Truss frame
Tube mesh
Wire and posts for electrified fences
Wire and wire rope for agricultural products
Wire rope for corrals
North America	Grinding balls
Grader blades
Light rails
Superlight I-beams
South America	Star profile
Brazil/North America	Stirrups
Elevator guide rails
Plate
Brazil/South America	Armature
Barb wire
Galvanized wire
Oval wire

Welding wire
Tempered wire
Round, square and rectangular forged bar
Cold drawn round, square and hexagonal bars
Electric fence
POP prefabricated light columns and meshes
Clamp
Bolt
Bulk nails-construction
Bulk nails-packaging
Bulk nails-shipping industry
Bulk nails-carpentry
Billet
Special mesh
Annealed wire
GG-50, CA-25 and CA-60 concrete reinforced bars
Rebar EXP
Brazil/North America/South America	Flat, round and square bars
Angle bar
Wire rods
Channel, I-beams and T-shapes
Rebar

Principal Markets in which the Company competes

The three main markets in which Gerdau operates are: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery and agricultural implements, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural facilities and reforestation projects. In North America, Gerdau Ameristeel MRM Special Sections also supplies customers with special sections, including elevator guide rails and super light beams. Gerdau provides its customers with higher added value products at 49 fabricated reinforcing steel facilities — fabshops - (11 Armafer service centers in Brazil, eight in South America and 30 Fabrication Shops in North America) and six flat steel service centers in Brazil.

Seasonality of the Company’s Main Business

The Company’s sales are not subject to significant seasonal variation. Performance is more dependent on the development of the segments that contribute directly to the Gross Domestic Product of the countries in which Gerdau operates. In Brazil, second and third quarter shipments tend to be stronger than those in the other two quarters. In North America, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e. natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs, decreased construction activity and hence lower Company sales.

Sources and Availability

Gerdau’s production processes are mainly based on the mini-mill concept, with mills equipped with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. The principal raw material used at these mills is essentially steel scrap and a mixture of pig iron and steel scrap in the Brazilian mills. The component proportions of this mixture may change in line with price and availability at the time of production so as to optimize raw material costs, the ratio of steel scrap to pig iron varying from 60%-40% to 90%-10%.

The main metallic input used by the Company’s mills in the United States is steel scrap. In the event of steel scrap prices exceeding acceptable levels, 2004 being a case in point, the mills seek alternate input sources. These include pig iron from Margusa, a solid pig iron producer owned by Gerdau, in the Northeast of Brazil located close to the coast and port facilities, with an annual installed plant capacity of 210,000 tonnes. Gerdau uses Margusa’s output to supply its plants in the Northeast of Brazil, although a smaller quantity has been exported to some of Gerdau Ameristeel plants in the United States.

The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. The Company believes that this strategy minimizes transportation costs. Gerdau has a network of more than 2,500 scrap suppliers that deliver their materials to its yards in Brazil. The Company believes that it is the largest buyer of scrap in Brazil. The pig iron used in the steel-making process is produced at Gerdau Contagem in the state of Minas Gerais and Margusa, in the state of Maranhão. Part of the pig iron used at Gerdau’s mills is also sourced from other companies. In 2005, Gerdau Brazil’s mini-mills produced 39% of its solid pig iron requirements internally.

Due to the nature of the raw materials employed, Gerdau does not use long-term supply contracts in its mini-mills operations in Brazil. The Company’s mini-mills purchase their scrap directly on demand using mainly obsolescence scrap. Scrap and other raw materials are priced in Brazilian reais and input prices are not therefore directly affected by currency fluctuations.

Due to its size, Ouro Branco mill employs a different strategy to acquire its raw materials: long-term contracts to guarantee supplies. The unit’s main raw materials include: (i) coal, imported from Canada, Australia and the United States; (ii) ferroalloys, of which 100% is purchased in the domestic market; and (iii) iron ore, which is supplied by large, medium and small sized mining companies, some of them strategically located close to the plant. These three items account for more than 44% of the total production costs of Gerdau Açominas in 2005.

South American units (excluding Brazil), do not maintain long-term contracts with suppliers and are thus exposed to market fluctuations. There are approximately 250 steel scrap suppliers in Chile, more than 190 suppliers in Uruguay and 3,455 in Colombia.

Gerdau Ameristeel has consistently obtained adequate supplies of raw materials and is not dependent on any one supplier. It believes there are an adequate number of alternative suppliers in the marketplace should it need to replace an existing one.

Metallic Inputs

Gerdau’s main metallic input is steel scrap, which is used in electric arc furnaces. Pig iron, iron ore (used in blast furnaces and in one DRI plant), and ferroalloys are also important. The Company’s Brazilian mills use a mixture of scrap and pig iron, due to the low yield of steel scrap in Brazil. The North American mini-mills use mainly steel scrap.

Although international steel scrap prices are determined by the U.S. domestic market (since the United States is the main scrap exporter), the price of steel scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau is the largest consumer of steel scrap in Brazil with more than 2,500 scrap suppliers.

Scrap

There are two broad categories of steel scrap: (i) obsolescence scrap representing steel from various sources, ranging from tin foil cans to car bodies and white goods and (ii) industrial scrap representing factory steel cookie cutouts, steel turnings, and even scrap generated by the Company’s production processes themselves. Gerdau uses mainly obsolescence scrap in Brazil while the North American plants use mainly industrial scrap.

In Brazil, the largest proportion of the steel scrap consumed by Gerdau is sourced in the state of São Paulo, the balance being evenly distributed among the other areas in which the Company’s mills are located. Scrap dealers deliver obsolescence scrap directly to the mills. In regions where it does not have a steel mill, the Company has yards where scrap is collected and compacted for transportation by third parties. The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. Each month, based on market conditions, the Company’s procurement officer sets the maximum price for scrap (by type of scrap and region) to be paid by Company representatives. With the large number of consumers leading to fierce competition, prices tend to be higher in the Southeast, the most industrialized region of Brazil. Given that the Company’s facilities are evenly distributed throughout Brazil, however, Gerdau is able to take advantage of lower prices in other regions without incurring high transportation costs.

Gerdau Metálicos is a division that collects and supplies scrap to the industrial units, and is the Latin American leader in steel scrap recycling. It reuses millions of tonnes of Brazilian scrap every year, accounting for significant gains through process optimization, reduced energy consumption, greater productivity and increasingly competitive operating costs. It should be noted that a ton of steel produced from scrap requires only one third of the power needed to generate one ton of steel from iron ore. Gerdau Metálicos purchases scrap directly from companies across Brazil, through a network of more than 2,500 suppliers that generate thousands of jobs. Gerdau Metálicos has stowage yards (collection points) for scrap in strategic locations throughout Brazil and uses several mobile presses that travel the country, preparing scrap for transportation to its mills. Every Gerdau Metálicos industrial unit has a recycling yard with state-of-the-art equipment to process scrap using presses and stationary and mobile shears. The Company also has two shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro, capable of processing 300 cars per hour.

The price of scrap in South America (excluding Brazil) varies according to demand, transportation costs and by region.

Steel scrap is Gerdau Ameristeel’s primary raw material and represented approximately 44% of mill production costs in 2005. Scrap is a commodity, the availability of which varies with price and is a major constraint in the company’s operations. Gerdau Ameristeel’s Jackson and Jacksonville mills both have on-site dedicated scrap processing facilities that supply a significant proportion of their requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from the Mandak and Porter scrap collection and processing yards. Gerdau Ameristeel has a total of 17  scrap recycling locations, although given that not all of the scrap that it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers who source and aggregate scrap.

All of Gerdau Ameristeel’s production facilities in North America are mini-mills where operating results are closely linked to the cost of steel scrap and scrap substitutes, the primary mini-mill input. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. While realized selling prices for end products cannot always be adjusted on a short-term basis to recover the cost of increases in steel scrap prices, they generally accompany increases or decreases in these prices. Approximately half of all steel products in North America are currently made in electric arc furnaces using steel scrap. The increasing rate of consumption has pushed up the prices of steel scrap. The availability and prices of scrap are subject to market forces and government regulation that are largely beyond the company’s control. This is also the case with demand from North American and international steel producers.

Pig Iron and Sponge Iron

Brazil is a net exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil, mixed with scrap due to the low quality of the existing scrap supplies. Some mills in the U.S. use pig iron with steel scrap. In Brazil, the price of pig iron is related to the cost of charcoal, an important input and the most volatile cost item in the production of pig iron. When the price of charcoal is seasonally high, coking coal can be used as a substitute which, although more expensive, provides higher pig iron yields. Iron ore, the main component of pig iron, is widely available in Brazil, the country being among the world’s leading producers and exporters.

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

In Chile, Gerdau AZA sources pig iron from Compañía Siderúrgica Huachipato, located 550 km to the south of Santiago, in accordance with its needs and the specifications of the steel to be produced.

Scrap availability is a major factor in Gerdau Ameristeel’s ability to operate. Direct reduced iron, hot briquetted iron and pig iron can be a substitute for a limited portion of the steel scrap used in electric arc furnace steel production. Gerdau Ameristeel does not employ significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties in the Perth Amboy rod making facility and to manufacture certain special sections.

Iron Ore

Gerdau Brazilian operations use iron ore to produce pig iron at its Barão de Cocais and Divinópolis mills, in the state of Minas Gerais, and sponge iron at its Gerdau Usiba mill in Bahia. Gerdau Contagem and Margusa also use iron ore in order to produce solid pig iron. The Company has acquired iron ore from MBR, Companhia Vale do Rio Doce and other smaller suppliers.

Gerdau Açominas uses fine grain quality iron ore, which is transformed into sinter at a sintering unit, as its main metallic input in the steel production. Lump ore and iron ore pellets are directly loaded into the blast furnace to increase productivity. Raw material suppliers located nearby the plant reduce transportation and storage costs. The molten pig iron produced in the blast furnace is the main raw material used in the melt shop. In 2005, metallic inputs were composed of 84% of molten pig iron, 12% of steel scrap and 4% of solid pig iron.

Other Inputs

In addition to scrap, pig iron, sponge iron and iron ore, Gerdau’s Brazilian operations use other inputs to produce steel such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. All of these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are charcoal, used in blast furnace mills, and natural gas, used at the DRI unit.

Gerdau Açominas’ important raw materials and inputs also include coking coal, along with iron ore and pellets. Coal is used in the production of coke, the main reduction agent for sinter, iron ore and pellets, in the blast furnace. Pulverized Coal Injection (PCI) is also used to reduce consumption, increase productivity and consequently the cost of pig iron. At the steel works, ferroalloys are used for the production of special steels. Oxygen, nitrogen and argon are also used in some processes and supplied by an on-site company. The gas resulting from the production of coke, pig iron and steel, having been cleaned, is used as fuel for several processes and while also generating electric power for the plant.

In Chile and Uruguay, both energy and natural gas are provided under long-term contracts. During the year Gerdau Laisa (Uruguay) replaced fuel oil with natural gas. Due to rationing in Argentina, Gerdau AZA has had to use fuel oil in place of natural gas.

The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and carbon electrodes that are readily available in the open market. Gerdau Ameristeel has obtained adequate quantities of these raw materials and supplies at competitive market prices thus permitting efficient mill operations. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

Energy

Steel production is an energy intensive process, especially in EAF mills. Power and, to a lesser extent, natural gas used in some mills are significant components of steel production costs.

In Brazil, Gerdau’s units hold contracts with a series of electricity suppliers and are not dependent on any single contract. Energy is currently supplied to the Company’s industrial units under two types of contract:

I-Contracts in which the Company is a “Captive Consumer”, exist at the following units: Riograndense, Aços Especiais Piratini, Guaíra, Cosigua, Usiba and Açonorte. These contracts involve state-owned companies or holders of public concessions. Under these contracts, demand and consumption are defined between the parties and the tariffs are defined by ANEEL, the Brazilian Electricity Power Regulator. Captive consumers may purchase part of their energy on the free market.

II-Contracts in which Gerdau is a “Free Consumer” include Araçariguama, Cearense, Ouro Branco, Divinópolis and the Barão de Cocais units. These mills have the energy contracts with generators with rates defined and adjusted according to pre-established indices. The demand contracts are held with transmission and distribution companies and the tariffs are revised annually by ANEEL. Ouro Branco reduces its exposure to the energy market by meeting a significant part of its energy needs through self-generation, using top-of-blast furnace-generated gases.

In terms of natural gas, all units are supplied under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to natural gas.

In Chile and Uruguay, both energy and natural gas are provided under long-term contracts. During the year Gerdau Laisa (Uruguay) replaced fuel oil with natural gas. Due to rationing in Argentina, Gerdau AZA has had to use fuel oil in place of natural gas.

In North America, there are two kinds of energy markets: regulated and deregulated. In the regulated market, the contracts are held with authorized public utilities and the tariffs are defined for each region through long-term contracts. In the deregulated market, the price of power changes every 5 minutes (spot market price) to reflect the actual cost to produce power. Although deregulation of both natural gas and wholesale electricity may provide opportunities for lower costs resulting from competitive market forces, the prices of both of these energy inputs have recently become more volatile and may remain so. The Company does not have long-term natural gas supply contracts and therefore is subject to market variables and price swings.

Information on the Extent of the Company’s Dependence

The Company is not dependent on patents or licenses, industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes that are material to the Company’s business or profitability.

The Company has a policy of diversifying its suppliers so that it can replace these in the event of a breach of contract without affecting the Company’s operations.

Should electricity supplies be interrupted, no alternate energy options are available at most Gerdau mills due to the high volume and tension required for the operation of these plants. In such cases (as occurred in 2001, in Brazil, when the federal government set targets for reducing consumption), the events and their consequences are discussed with the respective energy concessionaires while operating capacity is kept at emergency levels to protect staff and equipment.

In the event of rationing, decisions and procedures will be implemented by the Government’s regulatory agency. These may have a materially adverse impact on the Company’s results, with a consequent reduction in production in the light of the availability of electricity and readjustments to delivery schedules. Although such problems are not common in Brazil, some small Gerdau units may choose, as an alternative, to use generators to compensate for the shortage of energy. During the 2001 period of electric power rationing, Gerdau overcame the crisis by reallocating production among its several industrial units and by rationalizing the use of electricity. These measures resulted in efficiency and productivity gains which were incorporated into the production process even after the critical period ended.

In terms of natural gas, the units of Rio Grande do Sul, Paraná and São Paulo are supplied by imported natural gas, through GASBOL (Brazil-Bolivia Pipeline), whereas the other units are supplied by domestic natural gas. In the event of natural gas rationing, it would be possible to adapt the equipment for use of fuel oil and LPG (Liquefied Petroleum Gas).

Marketing Channels

The Company sells its products to various markets, including construction, manufacturing and other markets. Sales by its Brazilian operations include both domestic and exports. Most of the sales of its North and South American business operations are for their respective local markets.

Gerdau S.A. Consolidated Shipments Destination by Region (1,000 tonnes)	2005	2004	2003
TOTAL	12,860	11,873	11,453
Brazil	6,404	6,711	6,639
Domestic	3,509	3,881	3,376
Exports	2,895	2,830	3,263
North America	5,727	4,724	4,466
South America (excluding Brazil)	729	438	348

Gerdau S.A. Consolidated Net Sales by Region ($ million)	2005	2004	2003
TOTAL	8,894	6,952	4,531
Brazil	4,484	3,623	2,598
North America	3,897	3,010	1,811
South America (excluding Brazil)	513	319	122

Brazilian Operations

The Company’s Brazilian operations accounted for 49.8% of overall Gerdau shipments. Brazilian sales amounted to 6.4 million tonnes, of which 3.5 million tonnes were delivered to the domestic market and 2.9 million tonnes to the export market.

The Gerdau Brazilian operations are divided into the following segments: Brazil Long Steel Products, Specialty Steel Products and Gerdau Açominas (Ouro Branco mill).

Approximately 20% of the production sold in Brazil is distributed through Comercial Gerdau, the Company’s largest distribution channel with 68 stores throughout Brazil, servicing approximately 124,000 customers in 2005. Another important distribution channel is the network of 6,000 independent distributors to which Gerdau sells its products, giving it a comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are channeled through Company employees and authorized representatives working on commission. The Company provides these representatives with product catalogs and access to Gerdau’s information system as well as computers and telephones to better service their customers and expedite orders.

Gerdau Brazilian operations minimize delays by delivering its products directly to customers through third-party companies, under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecasted monthly based on historical data of the three preceding months. Gerdau’s Brazilian operations use their own information system to remain current on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets, and its ability to monitor and optimize inventory levels in the light of changing demand, as key to its success.

Gerdau Açominas has specific operational features. The products are usually sold to rolling mills and to companies that use slabs, billets, blooms and ingots as raw material for their finishing lines such as shipbuilding, forging and mechanical. Gerdau Açominas also produces its own finished products such as high quality wire rod and sections. These products are delivered to the customers’  port of destination or directly to their premises.

Gerdau Aços Especiais Piratini operates in the specialty steel market and its sales force and production facilities are independent of the Brazilian long steel business unit. Gerdau Aços Especiais Piratini produces engineering steel, tool steel and stainless steel that is sold to more than 260 clients. About 80% of its sales go to the automotive industry. In order to meet the continuous need for innovation, Gerdau Aços Especiais Piratini is constantly developing new products, such as micro-alloyed steel for diesel engines with high power and low emissions, clean steels for application in bearings, steels with improved machining characteristics, which allow higher machining speeds and lower tooling replacement, among others, in partnership with its customers.

Retail

The Gerdau Brazilian operations sell its products nationwide through the Comercial Gerdau network of 74 stores including six flat steel service centers. In addition to Gerdau products, Comercial Gerdau resells flat products produced by other companies in Brazil. In 2005, domestic market sales of flat steel products amounted to 259,366 tonnes.

Exports

Since 2003, Gerdau has been exporting a larger part of its production following the consolidation of its Brazilian operations, the decline in domestic market sales and higher international prices. In 2005, exports accounted for 45.2% of the Company’s Brazilian operations total shipments. Export activities are coordinated by the sales channel responsible for selling products directly to end overseas users and indirectly through trading companies. Sales are negotiated worldwide (i) primarily CFR (Cost and Freight) and (ii) guaranteed by sight letters-of-credit issued by customers through first class European and American banks.

Gerdau’s Brazilian exports generated $1,225.4 million in revenues in 2005. As a result of lower economic activity throughout the year in Brazil, sales volume to Brazilian clients dropped 9.6% in the period and part of this reduction was offset by exports, which increased 2.3% in volume for the full year, reaching 2.9 million metric tonnes. The new export strategy has allowed Gerdau to develop its client base in a more evenly distributed manner throughout the world with exports going to Africa, Europe, South, Central and North America and Asia. Despite the significant portion of exports going to Asian countries - more than 40% of total exported volumes -, (mainland) China is responsible for less than 2% of Gerdau’s exports.

Exports from the Company’s Brazilian operations have become an even more significant portion of its sales. Consequently, Gerdau has been making efforts to improve its logistics strategies to overcome Brazilian infrastructure limitations. In 2005, exports were dispatched from 14 mills and downstream facilities to about 70 countries aboard 583 ships using the services of 19 different ports.

Although Gerdau’s Brazilian operations deal primarily in commodities, it is aware of the importance of quality control. The Company’s technicians conduct random visits to customers to check the quality of the products that it exports to ensure user satisfaction with products purchased indirectly from Gerdau.

Foreign operations

Gerdau’s foreign operations are divided into the following segments: North American and South American Operations (excluding Brazil).

South American units (excluding Brazil) sold 728,919 tonnes of finished products in 2005, representing a 66.4% increase compared to 2004. This is due to the consolidation of the acquisition of an additional stake in Sipar and the acquisition of Diaco, in the last quarter of 2005.

Gerdau AZA has a 51% share of the Chilean merchant bar and rebar markets. Since the end of 2000, Gerdau AZA has had a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Customers can track their orders on the Internet, together with product inventories and credit and payment status. They can also access their purchase records as well as generate quality certificates and place orders. Gerdau AZA sells its products to more than 370 clients, which are distributors and end-users.

Gerdau Laisa has an 84% share of the long steel products market in Uruguay. There are more than 580 registered customers classified as retail, wholesale and end-consumers, which distribute its products all over the country. Uruguayan customers can also use an e-business channel.

The Sipar Aceros figures were consolidated starting in the fourth quarter of 2005 as a result of the acquisition of an additional stake. Sipar has 20% of the Argentine market and has more than 1,000 clients. The company sells its products directly to end-users (construction companies and industries) or through distributors.

Diaco, acquired in September 2005, and Sidelpa, acquired in December 2005, have a 36% stake in the Colombian steel market. The companies sell their products through more than 400 distributors and have almost 1,000 clients (end-users) in the following markets: civil construction, industry and others.

Gerdau’s foreign operations supply their respective domestic markets, with the exception of the Canadian operations, which sell a significant portion of their production to the United States.

Gerdau Ameristeel’s strategy is to have production facilities located in close proximity to customers’ job-sites so quick delivery times are provided to satisfy their reinforcing steel needs and construction schedules. In 2005, Gerdau Ameristeel sold products to over 1,000 customers.

As a rule, the Tampa sales office centrally manages sales of mill-finished products to U.S. customers while the Whitby sales office is responsible for sales to Canadian customers. Gerdau Ameristeel has a sales office in Selkirk, Manitoba, for managing sales of special sections. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the Gerdau Ameristeel’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

The appropriate sales offices are responsible for booking orders, mill scheduling and inventory management. Gerdau Ameristeel has about 118 employees dedicated to marketing and sales, a fifth of whom are located in the field close to the customers. Every Gerdau Ameristeel sales representative has immediate access to inventory and production schedules at all mills enabling them to provide customers with “one-stop shopping”, as well as to service customer needs from the most convenient and/or cost effective source within the company.

Terms of Sales

Gerdau Brazilian sales are usually made on a 21-day settlement CIF (Cost Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 26-day settlement basis, either CIF or FOB (Free on Board).

Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3), which can be accessed by all sales channels. The credit and collection department is responsible for credit evaluation, definition and monitoring in accordance with the limits policy. This policy has the active participation of the client sales channels officers.

At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit cards serviced in Brazil.

Gerdau Açominas’ exports are guaranteed via letter of credit and/or pre-payment before the product is shipped. Exceptionally, exports to Gerdau’s subsidiaries may be sold on credit at ongoing market interest rates.

As a result of the implementation of these policies, the Company’s provision for doubtful accounts was an insignificant percentage of its consolidated accounts receivable (less than 0.1%) on December 31 2005. Thanks to the implementation of the Integrated Risk Management Project, Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Gerdau Ameristeel’s credit terms to customers are generally based on customary market conditions and practices. Gerdau Ameristeel’s business is seasonal with orders in the second and third quarters tending to be stronger than those of the first and fourth quarters, due primarily to weather-related slowdowns in the construction industry.

Competitive Position

Shipping, freight and demurrage costs are a major barrier to imports, and, since Gerdau operates primarily in the common long rolled product business in Brazil where profit margins are relatively small, the incentive for foreign competitors to enter the Brazilian market is low. In the Brazilian market, no single company competes against Gerdau across its entire product range. Gerdau believes that its business diversification and decentralization provide a competitive edge over its major competitors where operations are more centralized.

Gerdau is the largest Brazilian long steel producer with a 47.5% market share according to the IBS. Belgo Mineira, an Arcelor subsidiary, is the second largest producer in Brazil with roughly 35.9% of the market. Belgo Mineira was originally an integrated steel company, but now also has mini-mill plants.

In the domestic market, Gerdau Açominas is almost an exclusive supplier to well-defined and loyal customers, which have been purchasing from it regularly for more than ten years. Competition from CST (Companhia Siderúrgica de Tubarão) in the slab market is stiffer. In the international market, Gerdau Açominas faces strong competition in the commercial quality products line from Eastern Europe (CIS) and China. The main competitors in the high quality products segment are Europe and Japan. The Company is a strong player due to its great experience and the high quality of its services and products. Gerdau Açominas has a diversified list of traditional customers all over the world.

In South America (excluding Brazil), the main barriers faced by the operations are freight and transportation costs and the availability of imports. The South American units are the main players in the country where they operate with the exception of Sipar Aceros, which is the second player in the Argentine market with 19.8% of the market share.

Gerdau Ameristeel’s geographic market encompasses the eastern two thirds of Canada and the United States, predominantly throughout the eastern seaboard, the southeast and the Midwest U.S. The Company experiences substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars, and structural shapes are commodity steel products, for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

Principal competitors to Gerdau Ameristeel include Mittal Inc., Stelco Inc. and Ivaco Inc. in Canada; and Bayou Steel Corporation, Commercial Metals Corporation, Nucor Corporation, and Steel Dynamics Inc. in the United States. Gallatin Steel competes with numerous other integrated and mini mill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from competitors due to its large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. The Company believes it produces one of the largest ranges of bar products and shapes east of the Mississippi River. The Company’s product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.

Material Effects of Government Regulations

Besides government regulations that apply to industry in general, the Company is not subject to any specific regulation that materially affects its business.

C. ORGANIZATIONAL STRUCTURE

Gerdau Group

Gerdau S.A. is a non-operational holding company (since November, 2003 when Gerdau S.A.’s Brazilian assets were integrated with Açominas, creating Gerdau Açominas S.A.) controlled by a holding company, Metalúrgica Gerdau S.A. As of December 31 2005, Gerdau S.A. consolidates the results of 12 operating companies: Diaco S.A. (Colombia) Gerdau Açominas S.A. (Brazil), Gerdau Aços Longos S.A. (Brazil), Gerdau Aços Especiais S.A. (Brazil), Maranhão Gusa S.A.—Margusa (Brazil), Gerdau Comercial de Aços S.A. (Brazil), Gerdau Ameristeel Corp (Canada) and its subsidiaries (United States and Canada), Gerdau AZA S.A. (Chile), Gerdau Laisa S.A. (Uruguay), Siderúrgica Del Pacifico S.A. (Colombia), Sipar Aceros S.A. (Argentina) and Seiva S.A. (Brazil) which operates in the forestry business.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, and the investment in Dona Francisca Energética S.A., in which the Company owns a 51.82% stake, are accounted in the Company’s financial statements using the equity method.

Significant Subsidiaries

The table below shows the main consolidated companies and investments maintained directly or indirectly by Gerdau on December 31 2005:

Company	Country	Interest (%)
Aceros Cox S.A.	Chile	98
Diaco S.A.	Colombia	57
Gerdau Ameristeel Corp. and subsidiaries	Canada	65
Ameristeel Bright Bar Inc.	USA	65
Gerdau Ameristeel MRM Special Sections Inc.	Canada	65
Gerdau Ameristeel Perth Amboy Inc.	USA	65
Gerdau Ameristeel Sayreville Inc.	USA	65
Gerdau Ameristeel US Inc.	USA	65
Gerdau Açominas S.A.	Brazil	89
Gerdau Aços Longos S.A.	Brazil	89
Gerdau Aços Especiais S.A.	Brazil	89
Gerdau Comercial de Aços S.A.	Brazil	89
Gerdau Aza S.A.	Chile	98
Gerdau Laisa S.A.	Uruguay	98
Maranhão Gusa S.A. — Margusa	Brazil	89
Seiva S.A. — Florestas e Indústrias and subsidiaries	Brazil	97
Sipar Aceros S.A.	Argentina	72
Sidelpa S.A.	Colombia	95

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços

In order to complete a series of corporate operations, on July 29 2005, the shareholders of Gerdau Açominas S.A. approved the spin-off of its assets and liabilities into the following companies: Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The operations of these companies operations consists of producing long common and specialty long steels and selling steel products in general, respectively. Gerdau Açominas S.A., headquartered in Ouro Branco, Minas Gerais, remains focused mainly in the production of slabs, blooms and billets for export. Gerdau Aços Longos has nine mills distributed throughout the country and has an annual installed capacity of 5.2 million tonnes of crude steel (including Gerdau Araçariguama that started operating in the end of 2005).

Gerdau Aços Especiais is headquartered in Charqueadas, state of Rio Grande do Sul and has an annual installed capacity of 400,000 tonnes of crude steel.

Gerdau Açominas

Gerdau acquired a stake in Açominas, together with NatSteel and the Açominas Employee’s Association in 1997. The Company increased its stake in Açominas, acquiring a controlling stake in 2001. Gerdau Açominas owns the Ouro Branco mill, located in the state of Minas Gerais. The Ouro Branco mill has an annual installed capacity of 3.0 million tonnes of crude steel and is responsible for 42.0% of Gerdau’s crude steel output in Brazil.

Gerdau Laisa

In 1980, the Company acquired the Laisa mini-mill, in Uruguay. Gerdau Laisa is the only long steel producer in Uruguay and has an annual installed capacity of 70,000 tonnes of crude steel and 72,000 tonnes of rolled products.

Gerdau AZA

In 1992, the Company acquired the AZA mini-mill in Chile with Gerdau AZA’s second mill beginning operations in January 1999. The two units, Renca and Colina, have a combined annual production capacity of 440,000 tonnes of crude steel and 465,000 tonnes of rolled steel. The difference in the output of crude steel and long rolled products is due to the fact that Gerdau AZA still operates old profile rolling mill equipment at the Renca unit, which was not decommissioned following the start-up of the new plant in 1999. Although no official statistics are available in Chile, Gerdau AZA believes its share of the domestic long steel rebar market to be about 51%.

Sipar

Gerdau entered the Argentine market in December 1997. Following the financial and corporate restructuring of its operations in Argentina due to the prevailing economic environment, the Company currently holds a 72% stake in Sipar, a rolling mill with an annual installed capacity of 240,000 tonnes.

Diaco and Sidelpa

On September 30 2005, the Company concluded all steps required to obtain a 57.1% voting and total interest in Diaco, thus obtaining a controlling interest. Diaco is the largest producer of steel and rebar in Colombia.

On November 19 2005, the Company met all the conditions precedent related to the acquisition of a 97.0% controlling interest in Sidelpa. Sidelpa is the only producer of long specialty steel in Cali, Colombia.

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

In October 2002, Gerdau merged its North American assets with Co-Steel to create Gerdau Ameristeel. As a result of this merger, Gerdau’s interest in Gerdau Ameristeel was reduced to 67%.

In November 2004, Gerdau Ameristeel acquired from Cargill Incorporated, the fixed assets and working capital of four long steel product mini mills, three wire rod processing facilities and a grinding ball facility in Duluth, Minnesota, known as North Star Steel.

Currently, Gerdau Ameristeel has a nominal annual capacity of 7.6 million tonnes of crude steel and 6.9 million tonnes of rolled products. Gerdau S.A. now holds a stake of 65% following Gerdau Ameristeel’s public offering in October 2004 and the exercise of the over-allotment option in November 2004. The Company is the second largest producer of long steel in North America and is listed on the Toronto Stock Exchange and the New York Stock Exchange, under the ticker symbols GNA.TO and GNA, respectively.

Other Businesses

Dona Francisca Energética S.A.

Dona Francisca Energética S.A. (DFESA) is an operational hydroelectric power plant with a nominal capacity of 125 MW, located in the center of the state of Rio Grande do Sul.

DFESA’s corporate purpose is to operate, maintain and maximize the use of the Dona Francisca Hydroelectric Plant’s energy potential.

In conjunction with the state power utility, Companhia Estadual de Energia Elétrica — CEEE, Dona Francisca shareholders participate in a consortium (Consórcio Dona Francisca) formed in accordance with contract CEEE/9700295 of March 13 1997. Following Gerdau S.A.’s acquisition of an additional stake in early 2003, Dona Francisca Energética S.A.’s shareholders are: Gerdau S.A. (51.8%), Companhia Paranaense de Energia — COPEL (23.0%), Celesc (23.0%), and Desenvix (2.2%).

D. PROPERTY, PLANT AND EQUIPMENT

Material Plans to Construct, Expand or Improve Facilities

New Specialty Steel Mill in Rio de Janeiro

There are plans to invest $212.0 million through 2009 in the construction of a new specialty steel mill in Rio de Janeiro. The new unit is intended to meet demand from the automotive industry. The mill’s annual installed capacity is expected to be 800,000 tonnes of crude steel and 500,000 tonnes of rolled products. Of the total amount invested, approximately one-third is expected to be financed from internal cash flow, one-third from domestic financial institutions and the remaining third from foreign financial institutions.

Environmental Issues

Gerdau S.A believes it is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that might affect use of the fixed assets described below.

Material Tangible Fixed Assets

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list showing the location, capacity and type of installation, as well as the types of products manufactured:

Locations of plants, capacity, equipment and products

(thousand/year)

BRAZIL

	INSTALLED CAPACITY
PLANTS	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL	4,640	8,585	5,260
GERDAU AÇOS LONGOS
Açonorte	—	280	250	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Agua Funda	—	—	305	Rolling Mill	Rebar and merchant bar
Araçariguama	—	900	—	EAF mini mill	Billets
Barão de Cocais(1)	330	350	200	Integrated/blast furnace, LD converter and rolling mill	Rebar and merchant bar
Cearense	—	145	120	EAF mini-mill, rolling mill	Rebar and merchant bar
Cosigua	—	1,400	1,320	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis(1)	600	600	550	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bar
Guaíra	—	510	130	EAF mini-mill, rolling mill	Billet, rebar, merchant bar
Riograndense	—	440	490	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba(1)	460	560	430	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
Contagem	240	—	—	Blast furnace	Pig iron
Margusa	210	—	—	Blast furnace	Pig iron
GERDAU AÇOMINAS
(Ouro Branco)(1)	2,800	3,000	965	Integrated with blast furnace	Billets, blooms, slabs, rebar, merchant bars, wire rod and heavy structural shapes
GERDAU AÇOS ESPECIAIS PIRATINI
Piratini	—	400	500	EAF mini-mill, rolling mill	Specialty steels

ABROAD

	INSTALLED CAPACITY
PLANTS	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
SOUTH AMERICA	—	1,010	1,363
AZA	—	440	465	EAF mini-mill, rolling mill	Rebar and merchant bar
Laisa	—	70	72	EAF mini-mill, rolling mill	Rebar and merchant bar
Diaco	—	500	586	EAF mini mill, rolling mill	Rebar and merchant bar
Sipar	—	—	240	Rolling mill	Rebar and merchant bar
NORTH AMERICA	—	7,607	6,924	—	—
Whitby	—	871	726	EAF mini-mill, rolling mill	Structural shapes, rebar and merchant bar
Cambridge	—	327	290	EAF mini-mill, rolling mill	Rebar, merchant bar and special bar quality (SBQ)
Manitoba	—	349	327	EAF mini-mill, rolling mill	Special sections, merchant bar and rebar
Cartersville	—	780	581	EAF mini-mill, rolling mill	Merchant bar, structural shapes and beams
Charlotte	—	417	318	EAF mini-mill, rolling mill	Rebar and merchant bar
Jackson	—	608	544	EAF mini-mill, rolling mill	Rebar and merchant bar
Jacksonville	—	581	581	EAF mini-mill, rolling mill	Rebar and wire rod
Knoxville	—	499	472	EAF mini-mill, rolling mill	Rebar
St. Paul	—	544	499	EAF mini-mill, rolling mill	Rebar, merchant bar and special bar quality round bars
Calverty City	—	—	295	Rolling Mill	Merchant bar, medium structural channel and beams
Wilton	—	318	295	EAF mini-mill, rolling mill	Rebar and merchant bar
Beaumont	—	771	726	EAF mini-mill, rolling mill	Quality rod products
Perth Amboy	—	816	726	EAF mini-mill, rolling mill	Industrial quality rod products
Sayreville	—	726	544	EAF mini-mill, rolling mill	Rebar
GERDAU TOTAL	4,640	17,202	13,547	—	—

Note (1): While EAF (electric arc furnace) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or DRI (direct reduction iron) is also capable of producing pig iron or sponge iron for use in the production of crude steel, iron ore and natural gas being the main raw materials.

ITEM 4A.       UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission in respect of its periodic reports under the Exchange Act.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

In general terms the year 2005 produced excellent results for Gerdau. Consolidated gross revenues reached $10.0 billion, 28.2% greater than in 2005. Net profit was $1.1 billion, 3.5% less than that of 2004. It is worthwhile noting that these important results were obtained in spite of the weaker Brazilian domestic market and lower average international prices compared with 2004.

The Brazilian market was below expectations in 2005. There was an excessive deceleration in economic growth due to the extremely tight monetary policy. GDP increased 2.3%, which is rather low for a developing country at a time when all economies, developing and developed, have been growing at a much steadier and faster pace. As a consequence, the Brazilian long steel domestic market fell to the same levels as 2003, essentially neutralizing the important recovery seen in 2004.

In spite of an unfavorable foreign exchange rate, the Company sought to at least partially compensate the decline in domestic demand by increasing exports that reached historical highs in volumes terms.

Demand in North America permitted steel scrap price volatility to be absorbed into final product prices thus maintaining metallic spreads above the $340 per ton mark.

In 2005 the world steel output was 1.1 billion tonnes. Of this total, China contributed with approximately 350 million tonnes, 25% more than in 2004, when output reached 281 million tonnes. In 2005, China, for the first time, became a net steel product exporter of both finished and semi-finished products.

Significant Factors Materially Affecting the Company’s Results

Demand

Sales in 2005 reached 12.9 million tonnes, 8.3% greater than those of 2004. This performance is due largerly to the consolidation of North Star in North America as from November 1 2004, Diaco, in Colombia as from October 1 2005 and Sipar, Argentina as from September 30 2005.

As a consequence of the reduced economic activity, Brazilian domestic sales decreased 9.6% in 2005. Part of this reduction was made up by the increase in exports, up 2.3%, reaching 2.9 million tonnes in 2005, despite the appreciation in the real and lower international prices in 2005.

North America saw sales increase 21.2% in 2005, from 4.7 up to 5.7 million tonnes. South America saw an increase of 66.4% in the full year, from 439 to 728 thousand tonnes.

The combination of sales abroad and exports from Brazil represented 72.7% of consolidated tonnage shipped in 2005.

Production capacity

The Company’s growth objective is to consolidate its position as a leader in the Americas in the production of long steel. Recent acquisitions and agreements substantiate the Company’s faith in the growth potential of the continent’s economies and have encouraged the search for new opportunities. Consequently, during 2005, the Company acquired operations in Colombia and an additional stake in Sipar (Argentina).

In North America, Gerdau Ameristeel’s acquisition of the North Star assets in November, 2004, made a significant contribution to the expansion of the Company’s geographical coverage of the United States Midwest and South regions. The North American operations have a total capacity of approximately 6.9 million metric tonnes of rolled products.

The production of slabs, blooms and billets rose to 13.0 million tonnes in 2005, 1.8% more than in 2004. Rolled product output, the subsequent stage in the production chain, reached 10.0 million tonnes, a growth of 5.8% compared to the volume for the previous year. As mentioned above, this performance was due to the consolidation of the steel plants acquired at the end of 2004 and during 2005.

Gerdau S.A. Consolidated Production (1,000 tonnes)	2005	2004	Variation 2005/2004
Slabs, blooms and billets*
Brazil	6,888.8	7,284.5	(5.4%)
North America	5,555.7	5,035.5	10.3%
South America (excluding Brazil)	534.0	428.2	24.7%
Total	12,978.5	12,748.2	1.8%
Rolled Products*
Brazil	4,012.5	4,338.9	(7.5%)
North America	5,457.8	4,759.1	14.7%
South America (excluding Brazil)	578.4	402.6	43.7%
Total	10,048.7	9,500.6	5.8%

*                    The rolling process relies on raw materials produced at the melt shops such as slabs, blooms and billets. These products are partially sold directly to external customers and the remainder used in the rolling process.

The Brazilian units produced 6.9 million tonnes of steel in 2005, a volume 5.4% lower than in 2004 and corresponding to 53.1% of the consolidated output. In North America, production was 10.3% greater, reaching 5.6 million tonnes (42.8% of the total). The South American companies (excluding Brazil) produced 533,989 tonnes (4.1% of the total), posting a growth of 24.7%.

The Gerdau companies’ production of rolled products in Brazil amounted to 4.0 million tonnes in 2005, a decrease of 7.5%. In North America and South America (excluding Brazil), production grew 14.7% and 43.7%, respectively, to reach 5.5 million tonnes and 578,362 tonnes, reflecting the consolidation of North Star, in North America, Diaco, in Colombia, and of Sipar, in Argentina, the latter two in the 4th quarter.

Significant events affecting financial performance during 2005

In addition to increased sales, the results of the Company’s operations in 2005 were negatively impacted by a series of events that resulted in only a slight a year-on-year reduction in net income. Some of the most relevant events are described below:

•                  During 2005, the Company’s consolidated results of operations of North Star for the full year, compared to two months consolidated following the acquisition in November 2004, generating revenues of $889.0 million, compared to $154.0 million of revenues from North Star mills in 2004. Nevertheless, production costs increased during 2005 due to the increase in scrap prices, resulting in a reduction in the gross margin in North America (10.3% in 2005 against 12.4% in 2004).

•                  In 2005, the Company obtained a final settlement of a lawsuit in which the Company challenged payment of PIS taxes on the grounds of the unconstitutionality of executive laws 2,445/88 and 2,449/88, and, as a result, recorded a gain of $28.9 million ($19.1 million net of tax) compared to a gain for the same reason in 2004 when Gerdau Açominas also obtained a gain of $43.5 million ($28.7 million, net of taxes) for a similar claim. Such credits are expected to be used to offset other federal taxes, such as income taxes or excise taxes.

•                  The effective income tax rate rose to 26.4% in 2005 from 23.6% in 2004, mainly for the reversal of valuation allowance on deferred tax assets in 2004, an event that was not repeated in 2005. Since December 31, 2004, the Company has not had any valuation allowance for tax losses recorded for its Brazilian operations.

•                  Gains on investments accounted for under the equity method were $96.5 million in 2005 compared to $141.9 million in 2004, arising mainly from the results of the Gallatin, Bradley Steel Processors and MRM Guide Rail joint ventures. Gallatin Steel shipments were flat for the year ended December 31 2005 compared with 2004 and spreads for flat rolled steel products decreased from the levels earned in 2004, which negatively affected Gallatin’s net income mainly for the first nine months of 2005 with a slight recovery in the fourth quarter, supported by a stronger demand and order backlog. Gallatin paid to Gerdau cash dividends of $115.8 million during 2005 and $82.8 million during 2004.

Impact of Inflation and Fluctuations in Exchange Rates

Gerdau’s results and its financial position are largely dependent on the state of the Brazilian economy, notably (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and (iii) the exchange rates between the real and foreign currencies.

For many years, Brazil experienced high rates of inflation that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, the Brazilian GDP increased, rising by 1.4% in 2001, 1.5% in 2002, decreasing by 0.2% in 2003, increasing by 5.2% in 2004 and increasing again by 2.3% in 2005.

The following table presents Brazilian inflation and the performance of the real against the U.S. dollar for the periods shown. For a discussion of the foreign exchange rate in Brazil generally, see “Item 10.D. Exchange Controls — Exchange Rates.”

	January to April	Year ended December 31
	2006	2005	2004	2003	2002	2001
Inflation (INPC base)	2.67%	5.04%	6.13%	10.38%	14.74%	9.44%
Inflation (IGP-M)	2.19%	1.20%	12.42%	8.69%	25.30%	10.37%
Appreciation (devaluation) of $ versus Brazilian real	-9.44%	-11.85%	-8.13%	-18.23%	52.27%	18.67%

In a positive economic environment, the real appreciated against the U.S. dollar throughout 2005 leading to a significant improvement in Brazilian country risk and a gradual reduction in interest rates.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies different to the respective functional currency of each subsidiary. Brazilian operating subsidiaries’ (Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comerical de Aços) functional currency is the Brazilian real. Brazilian subsidiaries have foreign currency denominated assets and liabilities, mainly in U.S. dollars, their financial position and results being affected by changes in the exchange rate of the Brazilian real in relation to the U.S. dollar. In 2005, 2004 and 2003, Gerdau’s results were affected by the appreciation of the Brazilian real against the U.S. dollar, generating losses in its U.S. dollar-denominated trade accounts receivable from exports, and generating gains in the U.S. dollar denominated trade accounts payable and also debt. The reduction of net debt balances (defined as short and long term debt less short term investments, restricted cash and cash and cash equivalents) during 2005 compared to 2004 and the appreciation of the real, together with the increase in the balance of trade accounts receivable and trade accounts payable generated a net foreign exchange gain during 2005. Gerdau’s financial statements are presented in U.S. dollars with transactions in currencies other than the U.S. dollar translated into U.S. dollars in accordance with the criteria established in SFAS No. 52 Foreign Currency Translations. Changes in the exchange rate between the functional currency of the Company’s operations, such as the Brazilian real and the U.S. dollar, affect the reported amounts of revenues and expenses in the consolidated statements presented in U.S. dollars.

Net income for the years ended December 31, 2005, 2004 and 2003

The table below contains information for various income statement items, expressed as a percentage of net sales for each of the respective years:

	Fiscal year ending December 31,
	2005	2004	2003
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	(73.8%)	(69.6%)	(76.0%)
Gross Profit	26.2%	30.4%	24.0%
Operating Expenses:
Sales and Marketing Expenses	(2.3%)	(2.2%)	(3.2%)
General and Administrative Expenses	(5.2%)	(5.2%)	(5.3%)
Other Operating Income (expenses), net	(0.1%)	0.4%	—
Operating Income	18.6%	23.4%	15.4%
Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gain and Losses on Derivatives, Net	0.1%	(0.7%)	(4.3%)
Equity in Earnings of Unconsolidated Companies	1.1%	2.0%	0.5%
Gain on change in interest on Gerdau Ameristeel investment	—	0.1%	—
Provision for taxes on income	(5.2%)	(5.8%)	0.8%
Minority interest	(2.0%)	(2.3%)	(1.1%)
Net Income	12.6%	16.7%	11.3%

The table below contains information for various income statement items, where the years are expressed in $ millions:

	Fiscal year ending December 31,
	2005	2004	2003
Net Sales	8,894	6,952	4,531
Cost of Sales	(6,564)	(4,839)	(3,446)
Gross Profit	2,330	2,113	1,085
Operating Expenses:
Sales and Marketing Expenses	(203)	(155)	(146)
General and Administrative Expenses	(466)	(359)	(242)
Other Operating Income (expenses), net	(8)	29	(1)
Operating Income	1,653	1,628	696
Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gain and Losses on Derivatives, Net	13	(51)	(193)
Equity in Earnings of Unconsolidated Companies	96	142	22
Gain on change in interest on Gerdau Ameristeel investment	—	3	—
Provision for taxes on income	(465)	(407)	34
Minority interest	(179)	(157)	(49)
Net Income	1,118	1,158	510

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Sales

The Company’s net sales were $8,894.4 million in 2005, 27.9% more than 2004 ($6,952.1 million). Of this amount, 50.4% ($4,483.9 million) came from operations in Brazil, 43.8% ($3,897.1 million) from the North American units, and 5.8% ($513.4 million) from the South American companies (excluding Brazil). The consolidation of the steel units in North and South America was the principal reason for this growth, and to a lesser extent the improved demand in North America and in the South American countries where the Company is present.

Gerdau S.A. Consolidated Net Sales ($ millions)	2005	2004	Variation 2005/2004
Brazil	4,483.9	3,623.0	23.8%
North America	3,897.1	3,009.9	29.5%
South America (excluding Brazil)	513.4	319.2	60.8%
Consolidated Total	8,894.4	6,952.1	27.9%

The average net price of steel in 2005 was $691.6/ton, an 18.1% increase from $585.5/ton in 2004.

Cost of Sales and Gross Profit

Cost of sales increased from $4,838.9 million in 2004 to $6,564.2 million in 2005, representing an increase of 35.7%. This increase is due to higher volume of shipments in 2005, as well as to the appreciation of the real against the US dollar, which impacts significantly the cost of sales of the Brazilian subsidiaries when translated into U.S. dollars. The Company’s gross margin reached 26.2% in 2005, compared to 30.4% in 2004. This reduction is due to the increase in costs of the main raw materials used in the production process in 2005, such as coking coal, iron ore, energy and others. Gross profit reached $2,330.2 million in 2005, compared to $2,113.2 million in 2004, representing an increase of 10.3%, principally due to higher sales volume in 2005.

Operating Expenses

Operating expenses (sales and marketing, general and administrative and other expenses) increased 39.7% in 2005, compared to 2004, and a growth of 27.9% in net sales. The ratio of operating expenses to net sales was 7.5%, and slightly above the percentage of 7.4% in 2004. This increase is mainly the result of expenses related to greater export volumes and the enhanced long term incentive program for Gerdau Ameristeel’s employees. In 2005, consolidated operating expenses, excluding other operating expenses, were $669.3 million against $513.7 million in 2004.

Other Operating Income (Expenses), Net

During 2005, several non-recurring items affected operating income, such as the recognition of an impairment loss on the goodwill related to the acquisition of Margusa in the amount of $13.0 million, due to a reduction in pig iron prices and the real’s appreciation during the year, which reduced severely Margusa’s profitability. Other non-recurring items included the recognition of a provision for tax contingencies related to ICMS credits denied by the fiscal authorities and an unfavorable court ruling during the fourth quarter on this issue amounting to $12.6 million, as well as tax contingencies recorded regarding operations performed under a drawback concession which is being challenged by the fiscal authorities, and for which the Company has also had an unfavorable court ruling in the amount of $33.9 million. Nevertheless, the Company has also recorded some amounts that generated other income such as the positive fair value of the commitment to acquire 40% of Diaco shares in the amount of $7.5 million.

Operating Income

Operating income was $1,652.7 million in 2005, an increase of 1.5% when compared to $1,628.3 million in 2004. Operating income was substantially flat in 2005 because of lower gross margins. Bearing in mind that net sales were higher in 2005, the increase in the cost of goods and a reduction in other operating income almost offset the impact on operating income in 2005.

Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gains and Losses in Derivatives, Net

In the fiscal year 2005, net financial income (which consists of financial income, financial expenses, foreign exchange gains and losses and gains and losses from derivatives) totaled $12.6 million, against net financial expenses of $50.8 million in the previous year. This decrease in expenses is due mainly to the increase in financial investments, as a result of the stronger cash flow in the period, and to a reduction in the cost of debt.

With the goal of extending the average maturity of its indebtedness, financial transactions conducted throughout 2005 contributed substantially to meeting this objective. The average debt maturity more than doubled in the period increasing from 4 to 9 years, also generating lower financial expenses on the new debt contracted. Foreign exchange gains during 2005 amounted to $57.9 million against $30.8 million in 2004, but these gains were partially offset due to losses recorded with derivatives, mainly swaps agreements, in the amount of $22.0 million during 2005 compared to a gain of $1.2 million during 2004.

Equity in Earnings (Losses) of Unconsolidated Companies, net

During 2005, equity income from unconsolidated companies amounted to $96.5 million compared to $141.9 million recorded in 2004. Lower average selling prices for flat steel products during the year, as well as an increase in the price of scrap during the year generated lower net income at the joint ventures in the United States (Gallatin Steel, MRM Guide Rail and Bradley Steel Processors), which account for the majority of the equity income recorded on its books.

Provision for Taxes on Income

In 2005, income tax expenses were positively affected by the recognition of tax-deductible amortization of goodwill, which reduced this expense, in the amount of $76.7 million. Nevertheless, the effective tax rate has increased from 23.61% in 2004 to 26.41% in 2005 due to the recognition during 2004 of a reversal of valuation allowance, in the amount of $120.3 million for Gerdau Açominas and $48.6 million for Gerdau Ameristeel, which had reduced significantly the effective tax rate in 2004.

Net Income

In 2005, consolidated net income amounted to $1,117.5 million, 3.5% lower than $1,158.4 million in 2004. This reduction reflects the smaller volume shipped to the domestic market and the impact of the foreign exchange rate on sales abroad, considering that the average US dollar rate for 2005 was lower than that of 2004. Net margin (defined as net income divided by net sales) decreased from 16.7% in 2004 to 12.6% in 2005.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Sales

Net sales were $6,952.1 million in 2004, 53.4% more than 2003 ($4,531.0 million). Of this amount, 52.1% ($3,623.0 million) came from operations in Brazil, 43.3% ($3,009.9 million) from the North American units, and 4.6% ($319.2 million) from Chile and Uruguay. This increase was driven by a better performance from operations outside Brazil, an increase in international market prices and a recovery in domestic demand, in addition to the consolidation of the North Star assets acquired in November 2004.

Gerdau S.A. Consolidated Net Sales ($ millions)	2004	2003	Variation 2004/2003
Brazil	3,623.0	2,597.8	39.5%
North America	3,009.9	1,811.2	66.2%
South America (excluding Brazil)	319.2	122.0	161.6%
Consolidated Total	6,952.1	4,531.0	53.4%

The average net price of steel in 2004 was $585.5/ton, a 48.0% increase from $395.6/ton in 2003.

Cost of Sales and Gross Profit

Cost of sales was $4,839.0 million in the year ended December 31, 2004, an increase of 40.4% compared to the cost of sales in 2003 ($3,445.6 million). The increase was mainly due to the increases in the cost of raw materials (scrap and pig iron) caused by a greater demand from steel producers, and a 3.7% increase in sales volume in metric tonnes. Gross margin reached 30.4% in 2004, against 24.0% in 2003. This reflected improved margins from the Brazilian operations following adjustments in sale prices due to higher raw material costs and increased international market prices, strongly favoring exports and the North America business. Gross profit reached $2,113.2 million in 2004, against $1,085.4 million in 2003, a growth of 94.7%.

Operating Expenses

Operating expenses (sales and marketing, general and administrative) increased 32.3% in 2004, compared to 2003, against a growth of 53.4% in net sales, with the ratio of operating expenses to net sales falling from 8.6% to 7.4%. This reduction primarily reflects lower export volumes, which reduced freight and transportation costs, and lower expenses at Gerdau Ameristeel. In 2004, consolidated operating expenses, excluding other operating expenses, were $513.7 million against $388.2 million in 2003.

Other Operating Income (Expenses), Net

Net other operating income in 2004 totaled $28.7 million, an increase of $29.5 million compared to net other operating expenses of $0.8 million reported in 2003. The increase was principally due to an irrevocable court ruling in favor of the subsidiary, Gerdau Açominas S.A. for a lawsuit brought against the payment of social contribution taxes based on the unconstitutionality of Decree-Laws 2,445/88 and 2,449/88 and totaling $43.5 million ($28.7 million net of tax).

Operating Income

Operating income in 2004 was $1,628.2 million, an increase of 133.8% compared to $696.3 million in 2003. The increase was mainly due to an increase in gross margin on steel products throughout the year, particularly during the second half of 2004, as a result of increased prices and the gain of $43.5 million resulting from the final court ruling in the Company’s favor in a lawsuit challenging the payment of PIS taxes.

Financial Expense, Financial Income, Foreign Exchange Gains and Losses, Net and Gains and Losses on Derivatives, Net

In the fiscal year 2004, net financial expense (which comprises financial income, financial expenses, foreign exchange gains and losses and derivative gains and losses) totaled $50.8 million, against $192.7 million in the previous year. This decrease is due mainly to the increase in financial investments, as a result of the stronger cash flow in the period, and to a reduction in the cost of debt due to a change in its debt profile, with the issuance of debt facilities such as Euro Commercial Paper and Senior Notes of Gerdau AmeriSteel, with lower financial costs to Gerdau, and repayment of debt bearing higher interest rates. Additionally, the majority of the cross-currency rate swap contracts entered into in 2003 matured in 2004 and was not replaced, resulting in the reduction of losses on derivatives in 2004.

Equity in Earnings (Losses) of Unconsolidated Companies, Net

Equity in earnings of unconsolidated companies was $141.9 million in 2004, mainly due to positive results of the 50% joint ventures in Gallatin, Bradley Steel Processors and MRM Guide Rail and reflecting the good performance of the steel making business.

Gain on Change in Interest on Gerdau Ameristeel Investment

On October 15 2004, Gerdau Ameristeel issued 70,000 new shares, which were acquired by Gerdau and other investors in a public offering. As the new shares were issued at a price higher than the average carrying amount of the shares held by Gerdau, Gerdau recorded a gain in the amount of $2.7 million presented as “Gain on change of interest” in the consolidated statement of income.

Provision for Taxes on Income

In 2004, provision for income tax and social contribution was affected by the recognition of deferred tax assets corresponding to tax loss carryforwards in the amounts of $120.3 million and $48.6 million by the Company’s  Brazilian operations and Gerdau Ameristeel, respectively. This reflects a review of the probability of realizing these tax loss carryforwards considering current levels of profitability.

Net Income

In 2004, consolidated net income was $1,158.4 million, 127.1% higher than $510.2 million in 2003, due to higher gross margins generated by an increase in world steel demand, an impact of $43.5 million related to a final court ruling regarding tax claims, an increase in earnings of unconsolidated companies accounted for under the equity income method contributing $141.9 million and also the reduction of financial expense due to an increase in cash generated from operations, permitting the paying down of debt.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net Sales

Net sales in 2003 amounted to $4,531.0 million, representing an increase of 38.8% relative to 2002 ($3,264.9 million), mainly due to increased export volume, with export revenues of $787.3 million (125.0% higher than in 2002), the acquisition of the nine North American units of Co-Steel in October 2002, and the utilization of full installed capacity of its Brazilian operations.

Gerdau S.A. Consolidated Net Sales ($ millions)	2003	2002	Variation 2003/2002
Brazil	2,597.8	2,111.7	23.0%
North America	1,811.2	1,053.8	71.9%
South America (excluding Brazil)	122.0	99.4	22.7%
Consolidated Total	4,531.0	3,264.9	38.8%

The average net price of steel in 2003 was $395.6/ton, which increased from $365.7/ton in 2002.

Of total net sales, the Brazilian operations accounted for $2,597.8 million, a 23.0% increase relative to the fiscal year 2002. Sales of the other South American operations increased by 22.7% to $122.0 million, while the net revenues of the Gerdau Ameristeel operation increased by 71.9% from $1,053.8 million to $1,811.2 million over the same period, following the full consolidation of its nine North American operations, a significant increase in regional prices and an improvement in market conditions.

Cost of Sales and Gross Profit

Cost of sales was $3,445.6 million in 2003, an increase of 46.6% compared to the cost of sales in 2002 ($2,349.6 million). The increase was mainly due to the acquisition of Co-Steel, which contributed to greater sales in metric tonnes and also a proportionate increase in the cost of sales for these deliveries. This result produced a decline in gross margin for 2003 to 24.0% from 28.0% in the previous year, particularly due to the increased cost of scrap and pig iron in Brazil, and of scrap, electricity and natural gas in the United States. In 2003, gross profit rose 18.6% to $1,085.4 million.

Operating Expenses

Operating expenses (sales and marketing, general and administrative expenses) rose 16.1% in 2003 to $388.2 million due primarily to the acquisition of Co-Steel. In spite of this increase, however, operating expenses fell as a percentage of net sales to 8.6% in 2003 from 10.2% in 2002, due to the consolidation in 2003 of its North American operations’ administrative area in Tampa, the function of which had been duplicated in Toronto (former headquarters of Co-Steel) in 2002.

Other Operating Income (Expenses), net

Net other operating expenses in 2003 totaled $0.8 million, a decrease of $17.4 million compared to net other operating expenses of $18.2 million reported in 2002. The decrease was principally due to the sale of SIPSA, an Argentine company previously held by Gerdau and sold during 2002, generating a loss of $18.0 million.

Operating Income

Operating income in 2003 was $696.3 million, an increase of 23.8% compared to $562.6 million in 2002. The increase was mainly due to greater gross income due to the nine new mills that started operating during 2003. The increase in cost of sales led to a fall in operating margin over the same period from 17.2% to 15.4%.

Financial Expense, Financial Income, Foreign Exchange Gains and Losses, Net and Gains and Losses on Derivatives, Net

In 2003, net financial expense (which comprises financial income, financial expenses, foreign exchange gains and losses and gains and losses on derivatives) amounted to $192.7 million, 40.5% below that of the previous year. This figure represents financial expenses of $219.4 million, foreign exchange gains of $162.2 million, loss on derivatives of $197.6 million and financial income of $62.0 million. The reduction in net financial expense in 2003 was principally due to the foreign exchange gain from the appreciation of the Brazilian real against the U.S. dollar, together with the increase in assets denominated in U.S. dollars relative to assets denominated in reais, mainly trade accounts receivable, influenced by increased exports from Brazil.

Equity in Earnings (Losses) of Unconsolidated Companies, Net

Equity in earnings of unconsolidated companies of $22.1 million in 2003 resulted from earnings from unconsolidated companies in Argentina, Chile, the United States and Brazil, most of this amount being generated by Gallatin and Dona Francisca Energética S.A., or DFESA. In 2003, equity in earnings of unconsolidated companies included Gallatin’s net income for the full 12 months period against a two-month period in 2002 following the integration of its North American operations. DFESA generated losses in 2002, with a material affect on equity in earnings of unconsolidated companies for that year, while in 2003, its operations generated a net income.

Provision for Taxes on Income

The Company recognized a credit of $34.1 million for the year ended December 31, 2003 due to the reversal of a valuation allowance of $137.3 million in the light of the improvement in profitability following the corporate reorganization in November 2003. This credit is related to tax losses generated in previous years at the former Açominas plant. The Company is permitted to offset these against taxable income generated by its Brazilian steel operations, which include, from November 2003, those formerly owned by Gerdau S.A. and transferred to Gerdau Açominas as a result of the corporate reorganization concluded in 2003.

Net Income

Due to higher sales, lower operating expenses, lower net financial expenses and the income tax credit, net income amounted to $510.2 million in 2003, a year-on-year increase of 120.1%. Net margin rose to 11.3% from 7.1% in 2002 due to the consolidation of the nine North American units acquired from Co-Steel and the recognition of tax credits and cancellation of income tax valuation allowances, due to new profitability estimates in the light of the corporate reorganization, which took place in 2003.

B. LIQUIDITY AND CAPITAL RESOURCES

Net cash generated from operating activities amounted to $345.1 million, $1,070.6 million and $611.3 million for the years ended December 31, 2005, 2004 and 2003, respectively, with a cumulative total for the three years of $2,026.9 million. Net cash generated from operating activities was one of the Company’s main sources of liquidity. Cumulative short and long-term financing amounted to $4,918.4 million for the three-year period contributing $1,630.5 million in 2005, $1,290.0 million in 2004 and $1,997.9 million in 2003 towards the Company’s liquidity requirements. Disposals of fixed assets, such as obsolete machinery and scrap equipment, generated cumulative proceeds of $8.7 million for the years of 2005, 2004 and 2003.

The main uses of capital resources in 2005 were: $697.4 million for investment in fixed assets, $49.6 million for the acquisition of North Star in North America, $16.7 million for the acquisition of Sipar Aceros, $6.7 million for the acquisition of Diaco and $6.2 million for the acquisition of Sidelpa, $396.0 million for payment of dividends and $798.4 million for the repayment of debt. The acquisitions of Diaco and Sidelpa completed in 2005, also had a non-cash impact of $53.6 million resulting from the release of funds previously maintained in trusts. The payment of cash into the trusts was previously recognized as a use of resources during 2004 in the cash flow statement. In 2004, the main uses of capital resources were: $440.9 million for investments in fixed assets, $298.4 million for the acquisition of businesses in North America, $1,273.2 million for the repayment of maturing short and long-term debt and $275.6 million for the distribution of dividends. In 2003, the main uses of capital resources were $297.8 million for investment in fixed assets, $2,126.5 million for repayment of maturing short and long-term debt and $122.3 million for the distribution of dividends. Resources invested in fixed assets from 2003 to 2005 ($1,436.1 million) were used to modernize the Company’s industrial plants and subsidiaries and to upgrade  technology. In 2005, capital resources were primarily used for the construction of a new industrial electric arc furnace mill in São Paulo and for the expansion of the blast furnace at the Ouro Branco mill.

The Company’s principal source of liquidity has traditionally consisted of cash generated from operating activities.

Between December 31, 2004 and December 31, 2005, net working capital (current assets less current liabilities) increased by $1,683.9 million, from $1,610.7 million in 2004 to $3,294.6 million in 2005. Between December 31, 2003 and December 31, 2004, net working capital increased by $1,310.0 million, from $300.7 million in 2003 to $1,610.7 million in 2004. The increase in 2005 was primarily due to (i) the increase in financial investments, as a result of the stronger cash flow in the period and due to the issuance of long term debt, mainly perpetual bonds in the amount of $600.0 million, (ii) an increase in inventory as a result of higher steel output, (iii) a decrease in accounts receivable due to lower sales, mainly in North America resulting from high inventory levels and (iv) the consolidation of assets of the North Star operations, as well as the consolidation of the South American companies acquired during 2005.

Debt and Financial Strategy

The Company’s debt is intended to finance investments in fixed assets, both in the modernization and technological upgrading of its plants and in the expansion of installed capacity, as well as working capital, the purchase of stakes in other companies, and, depending on market conditions, short-term financial investments.

The Company’s total debt (total debt excluding debentures, which are mainly held by related parties, and loans from the parent company) was $2,799.6 million and $1,953.7 million as of December 31 2005 and 2004, respectively. On the same dates, balances of short-term investments and cash and cash equivalents were $2,303.4 million and $659.5 million, respectively.

Total debt amounted to $3,215.0 million in 2005 and $2,299.6 million in 2004. Net debt (defined as short and long-term debt plus debentures less short-term investments, restricted cash and cash and cash equivalents) decreased from $1,640.1 million in 2004, to $911.6 million in 2005. This reduction reflects the stronger cash flow in the period, as well the appreciation of the real against the U.S. dollar, which decreased the amount translated into U.S. dollars of reais denominated debt of the portion in reais contracted by the Brazilian companies.

In 2005, net financial income (which comprises financial income, financial expenses, foreign exchange gains and losses and gains and losses on derivatives) amounted to $12.6 million against a net financial expense of $50.8 million in 2004. This improvement is due to stronger cash flow, which was mainly used to buy interest bearing short-term investments. Additionally, net financial income in 2005 reflected foreign exchange gains ($57.9 million) due to the appreciation of the real, which impacted U.S. dollar denominated assets and liabilities, most notably trade accounts receivable and debt and trade accounts payable. Derivatives generated losses of $22.0 million in 2005, caused by appreciation of the real against the U.S. dollar.

The following table profiles the Company’s debt on December 31 2005 and 2004 (in thousands of U.S. dollars):

	2005	2004
SHORT TERM:
Short-term debt:
Debt denominated in reais	7,896	1,724
Debt denominated in foreign currency	303,488	411,186
Total short term debt	311,384	412,910
Current portion of long-term debt:
Debt denominated in reais	39,947	70,616
Debt denominated in foreign currency	215,231	189,678
Total current portion of long-term debt	255,178	260,294
Debentures(a)	1,162	1,125
Short-term debt plus current portion of long-term debt and debentures	567,724	674,329
LONG TERM:
Long-term debt, less current portion:
Debt denominated in reais	349,567	179,362
Debt denominated in foreign currency	1,883,464	1,101,154
Total long term debt	2,233,031	1,280,516
Debentures	414,209	344,743
Long-term debt plus debentures	2,647,240	1,625,259
Total debt plus debentures, current portion of long-term debt and parent company	3,214,964	2,299,588
Short-term investments, restricted cash, cash and cash equivalents	2,303,413	659,529
Net debt plus debentures, current portion of long-term debt and parent company	911,551	1,640,059

On December 31 2005, the Company’s total debt plus debentures amounted to $3,215.0 million. Of this balance, $733.4 million (22.8%) was denominated in Brazilian reais and $2,481.5 million (77.2%) in foreign currency.

Short-term debt and current portion of long-term debt

As of December 31, 2005, the Company’s short-term debt amounted to $311.4 million. Of this total, $7.9 million related to financing in reais and $303.5 million in foreign currencies. The current portion of the long-term debt and debentures amounted to $256.3 million, of which $39.9 million was in reais and $216.4 million in foreign currencies. In 2005, short-term debt plus the current portion of long-term debt, debentures and financing from the parent company amounted to $567.7 million, representing a reduction of 15.8% relative to 2004, resulting principally from extending the average maturity of its indebtedness.

Long term

Long-term debt including debentures amounted to $2,647.2 million as of December 31, 2005. Of this total, $2,233.0 million represented loans obtained from financial institutions and from issuance of debt in the market, of which $349.6 million was denominated in reais and $1,883.5 million in foreign currency. Of total long-term debt, $414.2 million represents debentures, of which $78.2 million was denominated in foreign currency and $336.0 million in reais.

Approximately 75.4% of the $1,883.5 million of long-term loans denominated in foreign currency, excluding the current portion of long-term debt and debentures, was contracted by the Company and its Brazilian subsidiaries and 24.6% by the Company’s foreign subsidiaries.

The Company has entered into financial agreements to fund and improve its debt profile. The most significant financial agreements contracted in 2005 are described below.

On October 12 2005, Gerdau concluded its third issue of euro commercial paper for a total amount of $200.0 million, under a $300.0 million program with maturity on October 11 2006, and interest at 5.0% per annum.

On September 15 2005, Gerdau issued $600 million, 8.875% interest bearing Guaranteed Perpetual Senior Securities. The bonds are guaranteed by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds do not have a stated maturity date but must be redeemed by Gerdau in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under its control. The Company has a call option to redeem these bonds at any time after September 2010. Interest payments are due on a quarterly basis.

The Company is subject to limitations on debt levels, the granting of encumbrances on its properties and the payment of dividends under certain circumstances, in accordance with the terms of its debentures and its loans from the Brazilian National Bank for Economic and Social Development (BNDES). These limitations are applicable to the Guaranteed Perpetual Senior Securities and to the refinancing agreements for Gerdau Ameristeel (Senior Notes and Senior Secured Credit Facility) as well as trade finance lines, bank loans and suppliers’ credits. Most of the financial agreements contracted the Company, including the NEXI operations and Export Receivables Notes, have covenants based on certain limits such as (i) Financial Debt divided by Earnings before Interest, Taxes, Depreciation and Amortization - EBITDA (defined as gross profit minus general, sales and marketing and administrative expenses plus depreciation and amortization) of less than four and (ii) EBITDA divided by Net Financial Expenses Excluding Monetary and Foreign Exchange Variations of higher than three.

Under the Export Receivables Notes Program, the Company has to maintain a Consolidated Minimum Net Worth of R$3,759.2 million.

In order to protect the Company from fluctuations of the Brazilian currency against the U.S. dollar and changes in interest rates on its foreign currency debt incurred in Brazil, Gerdau entered into cross-currency interest rate swaps whereby it receives U.S. dollars, generally accruing interest at fixed rates, and pays reais accruing interest at rates based on the CDI (Brazilian Interbank Deposit Rates). In December 2005, the total amount swapped was $7.9 million (notional amount). Part of its cash flow from operations is denominated in reais and part in U.S. dollars.

During 2005, Gerdau Açominas entered into interest rate swaps where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $240.0 million and expiration date of November 2011. Gerdau has also obtained financing in Brazilian reais at fixed rates, which also subject the Company to changes in the fair value of its debt as a result of changes in interest rates. As a result, the Company entered during 2005 into interest rate swaps where Gerdau receives a fixed interest rate in Brazilian reais and pays a variable interest rate based on the CDI. The agreements have a notional value of $133.5 million as of December 31, 2005 and expiration date between January 2006 and March 2006.

Also, in order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps whereby it receives a fixed interest rate and pays a variable interest rate based on LIBOR. In December 2005, the total amount swapped was $200 million. Cash flows from operations may be used to service this debt. There can, however, be no assurance that cash flows from operations will be sufficient to service foreign currency debt obligations, denominated principally in U.S. dollars. It is thus possible that exchange rate fluctuations may have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 3 - Risk Factors.

The maturity profile of the Company’s long-term debt with financial institutions, including debentures, is as follows:

Gerdau S.A. Consolidated Amortization ($ million)
2007	396.9
2008	345.2
2009	225.4
2010	156.9
2011	546.9
After 2011	975.9
Total	2,647.2

The amounts described above include the Gerdau Ameristeel convertible debentures that mature in 2007 ($78.2 million) and a further five Gerdau S.A. debenture issues ($336.0 million) with different maturity dates after 2010.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

Due to the specialized nature of its business, Gerdau Aços Especiais Piratini is the only unit that has been investing uninterruptedly in technological upgrading and in research and development (R&D). This unit is active in the automotive segment and maintains an R&D department responsible for new products and the optimization of existing processes. These product development projects are headed by specialists who use quality tools such as ‘6 Sigma’, statistical procedures for improving the assessment of process variables, and ‘Quality Function Deployment’, a methodology through which the technicians are able to identify the full spread of customer requirements. In the other plants, production and quality teams are responsible for developing new products to meet customer and market needs.

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

D. TREND INFORMATION

Gerdau’s business focuses on the production of long steel and the distribution of steel products in general at its operations located in Brazil, North and South America. One of the Company’s strategies is the development of business on a regional basis aiming at servicing its raw material requirements and the selling of its production to clients mostly located close to the operating units.

According to this concept, availability of the Company’s inputs, such as scrap, pig iron, iron ore, charcoal and coal, and local demand are very important factors in the performance of the operating units, although not necessarily critical to the consolidated performance. The steel industry, especially the long steel segment, irrespective of the country in which a company operates, is strongly influenced by global and regional macroeconomic elements. The Gerdau Group prepares its performance forecasts based on these elements.

The general outlook for international markets for long common steel is positive, reflecting the balance between supply and demand and inventory levels around the world. Global discipline is yet another factor that has contributed to maintaining stability in the competitive environment. In broad terms, it is fair to assume that the world economy will continue favorable in 2006.

On the other hand, in the long run, there is the threat of excess capacity in China, which brings uncertainty not only to the American market but also to international prices. The Chinese economy should continue to grow and it is reasonable to expect that domestic demand will continue to absorb a significant portion of this added capacity.

In Brazil there are indications that the worst is over and that the country will take off in 2006 at a pace that should lead to full economic recovery. From the perspective of the domestic market with interest rates falling and perhaps an increase in government spending, confidence in the economy should improve. Civil construction is already showing signs of recovery and may play a relevant role in economic growth. The Company should see recovery in the industrial sector in such segments as agricultural equipment and power transmission towers. Iron ore costs may increase due to growing world demand. Coking coal and ferroalloys costs should remain stable.

The Brazilian GDP should grow between 3.0% and 3.5% and the Company believes that shipments to the domestic market will increase at least 5.0%.

In North America, the early months of the year suggests the overall supply and demand picture for steel products is reasonably well balanced, and normal seasonal strengthening of demand can be expected as springtime approaches. This should help maintain good metal spreads. Even with the challenges that the Company and the industry face, Gerdau believes that its North American subsidiary is prepared to take advantage of this favorable environment through the relentless execution of its core values and business strategies.

The U.S. GDP should continue to grow at healthy rates and the highway bill, along with the reconstruction efforts in the Gulf area should maintain demand for rebars, merchant bars and profiles strong. Production costs should remain stable as should the metal spread.

The South American economies should consolidate their growth in 2006. The demand for steel should be strong with improved market conditions for the civil construction sector. The International Monetary Fund (IMF) estimates a GDP growth above 4.0% for the South American countries where Gerdau has operations (excluding Brazil).

The stake in Sidenor was consolidated in the first quarter of 2006, increasing Gerdau’s annual production capacity by more than 750,000 tonnes.

Overall, the trend is for higher volume shipped in 2006 and for financial results in the same level of 2005.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company has guaranteed 51.82% of the debt of Dona Francisca Energética S.A., an unlisted corporation that owns and operates a hydroelectric power plant, known as Usina Hidroelétrica Dona Francisca. The debt amounts to R$90.4 million (equivalent to $38.6 million at the year-end foreign exchange rate). The percentage of this guarantee corresponds to its 51.82% stake in Dona Francisca Energética. In addition, the Company has issued guarantees to Banco Gerdau S.A. for $18.1 million relating to loans by the bank to its customers for purchasing its products.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
Contractual Obligations ($thousands)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-Term Debt Obligations(1)	2,799,593	566,562	663,889	382,266	1,186,876
Convertible debentures of Gerdau Ameristeel(1)	95,594	—	95,594	—	—
Debentures(1)	318,615	—	—	—	318,615
Interest payments(2)	2,081,802	163,888	281,109	226,605	1,410,200
Operating Lease Obligations(3)	81,666	13,934	20,354	14,452	33,126
Capital Expenditures(4)	673,121	484,056	165,082	23,983	—
Unconditional Purchase Obligations(5)	69,875	69,875	—	—	—
Conditional Purchase Obligations(6)	27,515	12,630	9,044	1,408	4,433
Pension Funding Obligations(7)	32,414	32,414	—	—	—
Commitment to acquire shares of subsidiaries(8)	43,249	—	—	—	43,249
Total	6,223,444	1,343,359	1,235,072	648,514	2,996,499

(1) Total amounts are included in the December 31, 2005 consolidated balance sheet. See Note 14 Short-term Debt, and Note 15 Long-term Debt and Debentures in the consolidated financial statements

(2) Interest payments include amounts related to the perpetual bonds, which do not have a final maturity date. For the purpose of interest calculations, interest payments on the perpetual bonds were considered for 30 years.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2005.

(4) Purchase obligations for capital expenditures correspond to and are related to capital projects. The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31 2005, the corresponding liability has not yet been recorded in its current financial statements.

(5) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Conditional purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business. Those purchase obligations are not considered unconditional because they can be cancelled upon payment of fines, which are not material in the full amount of the contract.

(7) Pension funding obligations are included only for 2006 as the amount of funding obligations on and after 2007 cannot be determined.

(8) During 2005, all conditions precedent related to the acquisition agreement of Diaco were met. As a consequence, Diaco is being consolidated in the Company’s financial statements. Nevertheless, the Company has committed to acquire the remaining 40% of Diaco shares currently held by the former owners. Final maturity of this commitment is December 2012, and the amount disclosed includes contractual interest. Gerdau has an option to accelerate the acquisition of those shares, and if the option is exercised, payment should be made in 2008 and 2009. The fair value of this commitment is recorded in its financial statements. See Note 4.1 Acquisitions — Diaco and Sidelpa in its Consolidated Audited Financial Statements.

G. SAFE HARBOR

See Cautionary Statement with Respect to Forward-Looking Statements.

H. CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both (1) important to the portrayal of its financial condition and results and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates impacting matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In connection with the preparation of the financial statements included in this annual report, its management has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by management in the ordinary course of business, the portrayal of its financial condition and results of the operation often requires the Company to make judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from those estimated using different variables, assumptions or conditions. In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy, described as follows:

•                  deferred income taxes;

•                  pension and post-retirement benefits;

•                  environmental liabilities;

•                  derivative financial instruments;

•                  useful lives of fixed assets; and

•                  fair value of non quoted financial instruments.

Deferred Income Taxes

The liability method of accounting for income taxes is used for deferred income taxes generated by temporary differences between the book value of assets and liabilities and their respective tax values and for tax loss carry forwards. Deferred income tax assets and liabilities are measured using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. A valuation allowance is recorded to the extent that the recoverability of the future income tax assets is considered more likely than not. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to make a valuation allowance and when the amount of the valuation allowance was estimated.

Pension and Post-retirement Benefits

The Company accrues its obligations relating to employee benefit plans and their related costs, net of plan assets, adopting the following policies:

•                   The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated for service and management’s best estimate of expected investment performance for funded plans, growth in salaries, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is an estimate of the current interest rate on the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of obligations

•                   Pension assets are valued at fair market value

•                   Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active on the date of amendment

•                   The net actuarial gain or loss that exceeds 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees

•                   A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

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

Environmental Liabilities

Gerdau has made provisions for potential environmental liabilities based on best estimates for potential clean-up and compensation costs for known environmental sites. The Company employs a staff of experts to manage all phases of its environmental programs, and use outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, with changes in facts and circumstances possibly resulting in material changes in environmental provisions.

Derivative Financial Instruments

•                   Gerdau applies SFAS 133—Accounting for Derivative Instruments and Hedging Activities as amended and interpreted.

Derivative financial instruments include cross-currency interest rate swaps entered into by the companies operating in Brazil mainly for swapping fixed-rate debt denominated or indexed in U.S. dollars and fixed rate debt denominated in reais denominated debt into variable rate debt in reais, as well as for swapping fixed interest rates in U.S. dollars for interest rates based on LIBOR.

Derivatives are recognized on the balance sheet at fair value and adjustments to fair value for all its derivatives are recorded through income. The derivatives Gerdau has entered into are not traded derivatives and have been agreed with various financial institutions, mainly in Brazil. The Company values such instruments considering quotations obtained from market participants and following an internally developed methodology that considers, as applicable, the forward rate of exchange of the real against the U.S. dollar and forward interest rates in reais or in U.S. dollars prevailing on the date of measurement. The Company understands that estimates of fair value obtained are reasonable when compared with information on similar financial instruments traded on the São Paulo Futures and Commodities Exchange (BM&F), that the internally developed valuation methodology is consistent with methodologies used by other participants in the derivatives market in Brazil and that its results reasonably reflect the amount that would be paid or received to settle the derivatives on the valuation date. Intense volatility in the foreign exchange and interest rate markets in Brazil observed has nevertheless in certain periods caused significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of  swaps over similarly short periods of time. The fair value recognized in its financial statements may not, therefore, necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company had settled the transaction on December 31 2005. On December 31 2005, the unrealized gains on its derivative financial instruments amounted to $2.3 million and unrealized losses amounted to $8.0 million.

Useful lives of long-lived assets

Gerdau recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflects economic lives of long-lived assets. Nevertheless, actual useful lives can vary based on technological update of each industrial plant. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

Fair value of non-quoted financial instruments

Gerdau has entered into financial instruments in connection with some of the acquisitions conducted during 2005, which involves commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such financial instruments are recorded at fair value on the Company’s balance sheet, and the determination of their fair value involves a series of estimates that can significantly impact the final outcome of such calculation. Gerdau estimates the fair value of the companies whose shares it is committed to acquire using EBITDA multiples of market traded similar companies. The Company believes such criteria is appropriate, in line with practices observed in the market and with authoritative technical literature to estimate fair market value of unquoted instruments.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following is a brief biography of each of the Company Directors and Executive Officers:

JORGE GERDAU JOHANNPETER (70) has worked for the Gerdau Group since 1954. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. Since 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEG). He holds a degree in Law from the Federal University of Rio Grande do Sul.

GERMANO HUGO GERDAU JOHANNPETER (74) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Business Administration from the Getúlio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (71) has worked for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (64) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

ANDRÉ PINHEIRO DE LARA RESENDE (55) was elected as an Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master’s degree from the Postgraduate School of Economics of the Getúlio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. André Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil’s chief foreign debt negotiator, Executive President of Companhia Siderúrgica Tubarão (CST), Executive Vice President and member of the Board of Unibanco — União de Bancos Brasileiros S.A., Director of Brasil Warrant Administração de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (66) was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same University. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (60) was elected as an Independent Board Member in 2002. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro and a degree in Business Administration from the State University of Rio de Janeiro. Oscar de Paula Bernardes Neto is the owner and director of LID — Latin America Internet Development Group and member of the consultative boards of Telesystem International Wireless (TIW) and Bunge Alimentos S.A.. in Brazil. He is also a member of the boards of RBS (media network), CheckForte, Satipel and Alcoa in Brasil, and Delphi Corp. in the United States.

ANDRÉ BIER JOHANNPETER (43) has worked for the Gerdau group since 1980. He was recently appointed executive Vice President of its executive committee, and is the Chief Operating Officer for its North American operations. He holds a degree in business administration from the Pontifical Catholic University of Rio Grande do Sul.

CLAUDIO JOHANNPETER (43) joined the Gerdau group in 1982. He became executive officer in 1997, and is currently an Executive Vice President of its executive committee, responsible for the Ouro Branco mill and specialty steel, as well as for industrial processes in Brazil and abroad. He was awarded a degree in metallurgical engineering from the Federal University of Rio Grande do Sul in 1990.

FILIPE AFFONSO FERREIRA (40) joined the Gerdau group in 2004 as Controller Executive Vice President, member of the Gerdau Executive Committee and responsible for Accounting, Audit and Information Technology. He graduated in business administration from the Pontifical Catholic University of Campinas — SP. Filipe Ferreira also held positions as executive officer at Magneti Marelli, Alcoa and Mars Inc. in Brazil and other countries in Latin America.

CARLOS JOÃO PETRY (65) has worked for the Gerdau group since 1965. He became an executive officer in 1974 and was appointed to the Board of Directors in 1983. Under the new corporate governance structure, he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Philosophy from the Federal University of Rio Grande do Sul.

OSVALDO BURGOS SCHIRMER (55) joined the Gerdau group in 1986 and was appointed Financial Executive Officer in 1987. He has also been responsible for Gerdau Bank (Banco Gerdau) since 1994 and was recently promoted to the position of Executive Vice President of its executive committee, while retaining the positions of Chief Financial Officer and Investor Relations Executive Officer of Gerdau S.A. He is also responsible for the South American operations of Gerdau S.A. Osvaldo Burgos Schirmer graduated in business administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

RICARDO GEHRKE (49) joined the Gerdau group in 2004 as Executive Vice President of its executive committee, responsible for the Business Operation Long Steel Brazil. He graduated in business administration from the Pontifical Catholic University of Rio Grande do Sul. Ricardo held a position as executive officer at Exxon Company, in Brazil and in the United States.

EXPEDITO LUZ (54) has worked for Gerdau since 1976 and in 1989 became an executive officer of the Legal Department. He was appointed to the board of directors in 2001 and under the new corporate governance structure, he is now Secretary-General of the Board of Directors and the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in law from the Columbia Law School in New York in 1980.

MARIO LONGHI FILHO (52) joined the Gerdau group in 2005 as Executive Vice President, member of its executive committee. Mário graduated in metallurgical engineering from Instituto Mauá de Tecnologia, São Paulo. Before joining the Gerdau group, Mário had a successful career at Alcoa, where he became Vice President, heading global operations and member of the executive committee.

PAULO FERNANDO BINS DE VASCONCELLOS (61) joined the Gerdau group in 1972. In 2002, he was appointed Executive Vice President of the Gerdau executive committee. In 2003 he was transferred to North America as Vice President of North Eastern Steel Operations. He holds a degree in metallurgical engineering.

FRANCESCO SAVÉRIO MERLINI (64) joined the Company in 1977 and became an Executive Officer in 1998. He graduated in Electromechanical Engineering from the Cuyo National University of Argentina in 1970.

NESTOR MUNDSTOCK (53) joined the Company in 1974, and became an Executive Officer in 2006. Nestor graduated in Mechanical Engineering from Federal University of Rio Grande do Sul.

MÁRCIO PINTO RAMOS (46) became an Executive Officer in 2005,  Márcio gradated in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital.

SIRLEU JOSÉ PROTTI (64) joined the Company in 1967, and became an Executive Officer in 1981. Sirleu graduated in Economics from the Pontifical Catholic University of Rio Grande do Sul in 1966.

Family relationship

Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. André Bier Johannpeter is Jorge Gerdau Johannpeter’s son and Claudio Johannpeter is Klaus Gerdau Johannpeter’s son.

Arrangements

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. There are no pending legal proceedings to which any Company Board Member or Executive Officer is a party against the Company. Apart from statutory severance benefits, none of the Board Members or Executive Officers is entitled to any contractual benefits upon termination of employment.

B. COMPENSATION

The employees’ compensation system is based on two variables: a fixed salary and a variable portion linked to specific targets.

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

The Company conducts evaluations based on several different methodologies, including competence mapping, to track the managerial skills of its executives. Competence mapping aims to identify the degree of alignment of executives with the Company’s strategies and business management and to monitor individual development.

In 2005, Gerdau S.A. paid a total of $32.1 million to its Directors and Executive Officers in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau S.A., on the basis of actual EBITDA (as defined for the purposes of calculating variable remuneration) versus planned EBITDA (as defined for the purposes of calculating the variable remuneration), on the performance of the unit to which the executive is related, and on personal performance. Each of these factors influence one third of the variable remuneration.

The Company and other related companies in the Group co-sponsor pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil, including Gerdau Açominas since its consolidation. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and a plan for employees of the former Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. The Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, also sponsor defined benefit plans (the “North American Plans”) that cover the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

During 2005, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to $29.9 million (Basic income program) and an additional $85.7 million to the supplementary fund. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company.

On April 30th, 2003, Gerdau S.A.’s shareholders approved a new compensation program for executives with strategic positions in the Company known as the Long Term Incentive Program. This new compensation program consists of call options on the Company’s Preferred Shares, granted on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary (the latter was eliminated as from April 28, 2005). This program aims to attract and secure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

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

The Compensation and Succession Committee approved the annual grant of stock options corresponding to the year ended December 31, 2003, 2004, 2005 and 2006, respectively.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 25.1 for a complete summary of the stock option plan):

Beginning of vesting period:	Apr/03	Apr/03	Dec/03	Dec/04	Dec/04	Dec/05	Accumulated
To be exercised from:	Jan/08	Jan/06	Jan/09	Jan/10	Jan/08	Jan/11	Number of
Must be exercised by:	Dec/12	Dec/12	Dec/13	Dec/14	Dec/14	Dec/15	Shares
Exercise price per share:	R$7.96	R$7.96	R$20.33	R$31.75	R$31.75	R$38,58
TOTAL OPTIONS GRANTED TO DIRECTORS AND EXECUTIVE OFFICERS	613,120	893,771	228,746	217,441	102,429	435,336	2,471,885
EXERCISED OPTIONS		865,598					865,598

Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held approved in April 2004 and the bonus issue of one share for every two shares held in April 2005, approved in March 2005.

C. BOARD PRACTICES

Gerdau announced its new corporate governance structure on July 8, 2002 aimed at broadening the Group’s management skills, meeting the demands resulting from growth and greater global competitiveness, guaranteeing the succession process without sacrificing accumulated experience, and increasing disclosure to shareholders and capital markets. The General Shareholders’ Meeting, held on July 26, 2002, approved the changes in the Company’s by-laws required to formalize its new corporate governance structure.

  The Gerdau Executive Committee is now responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and accompany best corporate governance practices. This major change in the Company’s management structure provides an administrative link between the Board of Directors and the Company’s business operations.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to ten members. Three independent members will also participate in the Group’s decision-making process.

Chairman
Jorge Gerdau Johannpeter

Vice Chairmen
Germano Hugo Gerdau Johannpeter
Klaus Gerdau Johannpeter
Frederico Carlos Gerdau Johannpeter
Carlos João Petry

Independent Members
André Pinheiro de Lara Resende
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

Members
Frederico Carlos Gerdau Johannpeter
Carlos João Petry
Affonso Celso Pastore
Oscar de Paula Bernardes Neto

Secretary
João Aparecido de Lima

Gerdau Executive Committee: This body represents the link between the Board of Directors and the Group’s operations. Its activities are divided into five business operations (BOs), defined by product line and/or geographical location: BO—Brazil Long Steel Products, BO—Specialty Steel Products, BO—Gerdau Açominas (Ouro Branco mill), BO—North America and BO—South American Operations. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

President
Jorge Gerdau Johannpeter

Vice Presidents
Frederico Carlos Gerdau Johannpeter
Carlos João Petry
André Bier Johannpeter
Claudio Johannpeter
Osvaldo Burgos Schirmer
Ricardo Gehrke
Filipe Affonso Ferreira
Mário Longhi Filho
Paulo Fernando Bins de Vasconcellos

Secretary-General
Expedito Luz

Strategy and Excellence Committees: The Strategy Committee has been installed to provide support to the Executive Committee, and consists of executives who contribute to the achievement of growing levels of operating performance. The committee analyzes the Group’s current situation and growth opportunities, and defines its long-term business focus. The Excellence Committees provide support for functional processes, aiming at developing best management practices and encouraging the exchange of know-how among the Group’s units.

Processes: The Processes consist of Operational Processes and Support Processes. Operational Processes are those directly connected with the final results of the business, such as Marketing and Sales, Industrial Processes, Purchasing, Logistics and Transportation, and Scrap Purchasing. Support Processes are those which provide backup in running the business as a whole: Strategic Planning — Corporate and Operations, Corporate Communications and Community Relations, Human Resources and Organizational Development, Legal, Finance and Investor Relations, Holdings, Accounting and Auditing, Management Technology and Information Technology.

Business Operations: The Business Operations are managed by executive officers under the coordination of the Gerdau Executive Committee and are structured as follows: BO—Brazil Long Steel Products, BO—Specialty Steel Products, BO—Gerdau Açominas (Ouro Branco mill), BO—Gerdau Ameristeel and BO—South American Operations.

On November 28, 2003, the shareholders of Gerdau S.A. and Aço Minas Gerais - Açominas approved the integration of the operating assets of both companies into a single company. This transaction consisted of the transfer of all steel operations and complementary assets of Gerdau S.A. in Brazil to Açominas and the change in name of the latter to Gerdau Açominas. This new structure led to the transfer of most executive officers of Gerdau S.A. to Gerdau Açominas, which from then until July 2005 was the Gerdau Group’s sole steel manufacturing company in Brazil.

In December, 2004 the Board of Directors of Gerdau S.A. took steps to implement a reorganization program in its companies in South America as the ensuing steps to the two-year old program initiated in Brazil with the integration of the operational activities of Gerdau S.A. with those of Aço Minas Gerais S.A.—Açominas, from which resulted Gerdau Açominas S.A. That process continued with the capitalization of the holding company Gerdau Participações S.A. in 2005 and was completed in July, 2005 with the partial spin off of Gerdau Açominas S.A. in four parts and the incorporation of these net assets into the following companies: Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. (See details in Item 4 — Company Info).

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

Board of Auditors

Under the Brazilian Corporate Law, the board of auditors (“Conselho Fiscal”) is a corporate body independent of management and company’s external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the SEC rules on the audit committees of listed companies, a foreign private issuer (such as the Company) is permitted not to have a separate audit committee composed of independent directors if it has a Board of Auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

•                  be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

•                  be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•                  have the authority to engage independent counsel and other advisors as deemed necessary, to carry out its duties; and

•                  receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

As a foreign private issuer, the Company modified its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005, amended the Company’s by-laws to modify the duties of the Board of Auditors and the Board of Directors, on the same date approving the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter (“regimento interno”) that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the “Conselho Fiscal”. Because Brazilian Corporate Law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the Board of Auditors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Board of Auditors cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the board of auditors may only make recommendations to the board of directors with respect to the appointment, retention and compensation of the external auditors. Likewise, the Board of Auditors may only make recommendations to management and the board with regard to the resolution of disagreements between management and the external auditors. This limited scope of authority is a key difference between the Board of Auditors and the customary authority of an audit committee as a full committee of the board of directors.

Under the Brazilian Corporate Law, members of the board of auditors may not also be members of the board of directors or the executive committee, or who are employees of the company or employees of a controlled company or of a company of this group, or a spouse or relative of any member of the company’s management. In addition, the Brazilian Corporate Law requires that members of the board of auditors receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires that a board of auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Board of Auditors to the new regulations, the Company has installed a permanent (standing) Board of Auditors composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under the Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, as of April 27, 2005.

Name	Age	Position	Year First Elected
Egon Handel	66	Effective member	2005
Carlos Roberto Schroder	66	Effective member	2005
Pedro Carlos de Mello (1)	54	Effective member	2005
Eduardo Grande Bittencourt	66	Alternate	2005
Domingos Matias Urroz Lopes	68	Alternate	2005
Lucineide Siqueira do Nascimento (1)	55	Alternate	2005

(1) Elected by minority shareholders

The Board has determined that Egon Handel is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Handel is the founder and partner of Handel, Bittencourt & Cia.—Independent Accounting and Auditing Firm since 1979. He was also Manager and responsible for the opening and the operation of the branch in Porto Alegre  of Treuhand Auditores Associados Ltda., associated of Touche Ross & Co., and Robert Dreyfuss & Cia. (currently KPMG), from 1970 to 1972. Mr. Handel had faculty experience as Accounting and Auditing Professor at the Universidade Federal do Rio Grande do Sul (UFRGS), in the Under Graduate and Graduate Courses, from 1966 to 1992. Presently, Mr. Handel holds the position of Member of the Fiscal Board of Gerdau S.A. and two other public companies in Brazil. Mr. Handel  holds a B.S. in Accounting from UFRGS (1965) and a Master’s Degree  in Business Administration, major in Accounting, from Michigan State University (1969). Mr. Mello holds a bachelor degree in Accounting and Economics, and currently serves as on audit committee for several public companies in Brazil. Mr. Schroeder holds a bachelor degree in Accounting and worked as Financial Director and Manufacturing Director for large companies in Brazil.

D. EMPLOYEES

The following table presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2001	8,631	3,565	12,196
2002	12,978	5,048	18,026
2003	14,263	5,334	19,597
2004	16,067	7,110	23,177
2005	16,446	8,808	25,254
Outsourced*	Brazil	Overseas	Total
2005	10,421	1,326	11,747

* ‘Outsourced’ correspond to employees of  third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau  in areas that are not the core business of Gerdau .

As of December 31, 2005, the Company employed 25,254 at its industrial units excluding the two joint ventures, Sipar and Gallatin Steel. Of this total, 69% are based in Brazil and the remainder at units in South and North America, which have 524 and 6,586 employees, respectively. Employee numbers in Brazil grew considerably in 2002 due to the full consolidation of Açominas. In North America, the number of employees increased in 2002 as a result of the incorporation of employees of Co-Steel into Gerdau Ameristeel Corp. and in 2004 due to the consolidation of North Star Steel into Gerdau Ameristeel.

As labor unions in Brazil are organized on a regional rather than a national basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to general market conditions. The Company also provides its employees with fringe benefits such as health and child care.

Gerdau Açominas seeks to maintain good working conditions at its plants and consequently has what it believes to be a comparatively low employee turnover rate. Given its strong emphasis on employee training, the

Company seeks to manage necessary production curtailments through the rescheduling of vacation periods rather than workforce reductions.

Gerdau Ameristeel Corp. has been and continues to be proactive in establishing and maintaining a climate of good employee relations. Ongoing initiatives include organizational development skills training, team-building programs, opportunities for participation in employee involvement teams, and an ‘open book’ system of management. Gerdau Ameristeel Corp. believes that a high level of employee involvement is a key factor in the success of its operations. Compensation programs are designed to bring the financial interests of employees into line with those of Gerdau Ameristeel’s shareholders.

Approximately 40% of Gerdau Ameristeel employees are represented by the United Steelworkers of America (USWA) and other unions under different collective bargaining agreements. The collective bargaining agreements have different expiration dates beginning in March 2005. The collective bargaining agreements with employees at the Beaumont, Cambridge, St. Paul and Wilton mini mills and the Memphis, Tennessee wire rod processing facility expire in 2005. The company and its workforce had been working without a labor agreement in Beaumont since March 31, 2005, and had been negotiating since January 18, 2005. On May 26, 2005 Gerdau Ameristeel ceased operations at this mill in an effort to encourage the United Steelworkers of America (USWA) labor union to act on the company’s “last, best and final” agreement offer presented to the union committee on May 9, 2005.

E. SHARE OWNERSHIP

The following chart indicates the individual holdings of Preferred and Common Shares of Gerdau S.A. by each director and executive officer, as of April 30, 2006.

Shareholder	Common Shares	%	Preferred Shares	%
Jorge G. Johannpeter	256	0.00	264,339	0.06
Frederico C. G. Johannpeter	1,244	0.00	4,765,073	1.10
Germano G. Johannpeter	1,417	0.00	4,969,147	1.15
Klaus G. Johannpeter	1,479	0.00	4,726,319	1.09
Affonso Celso Pastore	—	0.00	4	0.00
André Lara Resende	—	0.00	24,766	0.01
Oscar de Paula Bernardes Neto	—	0.00	14,906	0.00
André Bier Johannpeter	—	0.00	—	0.00
Carlos João Petry	1,840	0.00	64,318	0.01
Claudio Johannpeter	15,795	0.01	153,948	0.04
Filipe Affonso Ferreira	—	0.00	2,400	0.00
Osvaldo B. Schirmer	—	0.00	89,653	0.02
Ricardo Gehrke	—	0.00	—	0.00
Paulo F. B. Vasconcellos	18	0.00	37,095	0.01
Mário Longhi Filho	—	0.00	—	0.00
Márcio Pinto Ramos	—	0.00	—	0.00
Expedito Luz	—	0.00	9,771	0.00
Francesco Saverio Merlini	—	0.00	18,357	0.00
Nestor Mundstock	292	0.00	2,943	0.00
Sirleu José Protti	—	0.00	351	0.00
TOTAL	22,341	0.01	15,143,390	3.50

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of April 30, 2006, Gerdau had 231,607,008 common shares and 433,122,385 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of share traded in the market, only the common shares carry voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of April 30, 2006, regarding (i) any person known to the Company as the owner of more than 5% of the Company’s outstanding common shares, (ii) any person known to the Company as the owner of more than 5% of the Company’s outstanding preferred shares and (iii) the total amount of the Company’s common shares and preferred shares owned by the Board of Directors and executive officers of the Company as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	175,393,446	75.73	109,421,797	25.10
Sta. Felicidade Com. Imp. Exp. de Prod. Sid. Ltda.(1)	—	—	14,317,722	3.28
Grupo Gerdau Empreendimentos Ltda.(1)	3,205,555	1.38	65,631	0.02
INDAC — Indústria, Administração e Comércio S.A.(1)	4,371,205	1.89	—	—
BNDES Participações S.A. — BNDESPAR	17,104,761	7.39	6,004,882	1.38
Members of the board of directors and executive officers as a group (20 members)	22,341	0.01	15,143,390	3.50

(1) Controlled by or affiliated with Metalúrgica Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that controls directly and indirectly all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 75.73% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations. On December 9 2004, Metalúrgica Gerdau S.A. and its subsidiary Santa Felicidade Com. Imp. Exp. Prod. Sid. Ltda., reduced their stakes in the voting capital stock of Gerdau S.A. by 3.89% and 6.12%, respectively, through an auction at the São Paulo Stock Exchange. On May 30 2005, Gerdau S.A. authorized the acquisition of shares issued by the Company, to be held as treasury for subsequent cancellation. The Company bought back 1,110,300 preferred shares during the period from May 31 to July 29, 2005.

B. RELATED-PARTY TRANSACTIONS

Transactions of the Company with related parties consist of (i) loans, (ii) commercial operations, (iii) administration of investment funds of the Company by a related party bank, (iv) payment of guarantees and royalties to some controlling companies and (v) operations with debentures issued by Gerdau S.A. and acquired by related parties.

(i)

Gerdau S.A. maintains loans with some of its subsidiaries and other affiliates by means of loan contracts, which are repaid under conditions similar to those prevailing in the open market. Contracts between related parties and subsidiaries in Brazil incur interest at the average market rate. Contracts with the Group’s foreign companies incur annual interest at LIBOR + 3% and are subject to indexation based on variations in the foreign exchange rate.

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

(iii)

The Company holds marketable securities in investment funds managed by a related party bank. Such marketable securities comprise time deposits and debentures issued by major Brazilian banks, and treasury bills issued by the Brazilian Government.

(iv)

The Company pays a fee of 1% per year for debt guaranteed by a controlling related party company. During 2005, the average debt guaranteed by the related party amounted to $702, 549. The Company also paid a fee to another controlling related party for the use of Gerdau brand. During 2005, these fees amounted to $246.

(v)

Gerdau S.A. has issued debentures in the past, and usually trade such debentures with related parties. The Company has no obligation to repurchase any of such debentures and purchases and sales have been made as a part of the overall management of liquidity of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

LEGAL PROCEEDINGS

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business.

Based on advice from legal counsel, management believes that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2005.

The most significant legal and administrative disputes (involving amounts exceeding $10 million) are detailed below. For further information on the reserve for contingencies, see the notes to the Financial Statements.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2005	2004	2005	2004

Tax	103,345	66,237	52,548	34,326
Labor	21,155	18,676	9,179	7,773
Other	3,349	2,805	459	455
	127,849	87,718	62,186	42,554

Tax Contingencies

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided as of December 31, 2005.

•                              Of the total provision, $32.6 million relates to a provision recorded by subsidiary Gerdau Açominas S.A. on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI — Imposto sobre Produtos Industrializados”) and related legal increases, due to transactions carried out under drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation, and during 2005 Gerdau has experienced an unfavorable decision on the administrative appeal on the subject. Management believes all transactions were carried out under the terms of the drawback concession granted, but decided to record a provision for probable losses on this matter due in part to legal counsel advice and due to the unfavorable decision in the administrative appeal.

•                              $19.2 million related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais. During 2005, the subsidiary Gerdau Aços Longos has recorded $12.7 million related to an unfavorable court rule in Minas Gerais, and this amount is considered sufficient to cover principal fiscal obligation, as well as interest on overdue payments.

•                              $12.8 million on contributions due to the social security authorities which correspond to suits for annulment by Gerdau progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Instituto Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $14.5 million  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as $8.4 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills of its plants. According to us, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st , 2nd, , 3 rd , 4 th and 5 th Regions. The Company has fully deposited in court the amount of the disputed charges.

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $13.9 million. Gerdau did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable , because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $116.2 million. Gerdau did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts on installments. Brazilian fiscal authorities are discussing the legality of $17.2 million credits acquired from third parties and used to offset fines and interests incurred by us, under the terms of the Program. Brazilian fiscal authorities understands those credits should be offset against debts of the owners of the credits in the first place, and only after that they would be eligible to transfer to third parties, but this understanding is based only on a Resolution of the Management Committee of REFIS, and not in an appropriate law, according to Company’s legal counsels.

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in its favor by the state of Rio de Janeiro in the amount of $11.4 million arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2005 or in the next following years is only possible.

•                              During 2005 the Company has obtained a final non-appealable favorable decision by court regarding the correction of PIS calculation under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88 on the last proceeding the Company has pending. Therefore, Gerdau has recorded $28.9 million under “Other operating income, net” in the statement of income.

•                              The Company and its subsidiary Gerdau Açominas S.A. and Margusa — Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa — Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas S.A. was issued and has been appealed by Gerdau Açominas S.A. The Company estimates a credit in the amount of $168.3 million.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2005 of $21.2 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2005, totaled $9.2 million.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $3.3 million for these claims. Escrow deposits related to these contingencies, at December 31, 2005, amount to $0.5 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law — (“Secretaria de Direito Econômico” — SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” — SEAE). The process was sent to the Administrative Council for Economic Defense — (“Conselho Administrativo de Defesa Econômica” — CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the abovementioned formal irregularities. If the Company is successful on this proceeding CADE decision can be annulled in the future.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                              There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2005, was approximately $20.5 million. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and is awaiting the judgment of the appeal. Gerdau Açominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia. Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $14.7 million which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determination of the amount finally due. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $26.5 million during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $47.0 million, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in its appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those costs will be recorded in the financial statements.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, its consolidated financial position of or its future cash flows.

No Material Effect

Management believes that the probability of losses as a consequence of other contingencies is remote, and that were these to arise, they would not have a materially adverse effect on the consolidated financial position of the Company.

B. SIGNIFICANT CHANGES

Acquisition of Sheffield Steel

In April 2006, the Company through its North American subsidiary, Gerdau Ameristeel, announced that it had entered into a definitive agreement to acquire all of the outstanding shares of Sheffield Steel Corporation of Sand Springs, Oklahoma.

Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tonnes of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs.

Subject to certain closing adjustments, the purchase price for all of the shares of Sheffield is expected to be approximately $94 million in cash plus the assumption of approximately $94 million of debt and certain long-term liabilities, net of cash. The transaction, which is subject to Sheffield shareholder approval, satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions, is expected to be finalized in the second quarter of 2006. Gerdau Ameristeel has sufficient cash on hand to fully fund the transaction and no additional debt will be incurred.

50% Stock Bonus

On March 31 2006, the Board of the Gerdau S.A. approved a capital stock increase in company shares by means of the incorporation of profit reserves, and the issuance of new shares along with the credit of one new share, of the same type / class of those currently owned, for each group of two shares (one-for-two ratio) owned on April 12 2006, record date of the stock bonus and capitalization of reserves. The value assigned to the bonus shares, as defined by the Brazilian Internal Revenue Secretariat’s regulation IN/SRF 25/2001, article 25, paragraph 1, was R$11.70 per share.

Acquisition of Callaway Building Products

In March 2006, the Company completed the acquisition of the fixed assets and working capital of Callaway Building Products, a rebar fabricator and supplier of concrete construction products located in Knoxville, Tennessee. The acquisition of Callaway increased the Company’s rebar fabrication capabilities in the state of Tennessee.

Acquisition of Fargo Iron and Metal Company

In February 2006, the Company acquired the capital stock of Fargo Iron and Metal Company, which operates a recycling yard located in Fargo, North Dakota.

Strategic Shareholding in Corporación Sidenor

On November 14, 2005 the Company entered into an agreement to acquire 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor entered into an agreement to purchase 40% and 20% of Sidenor, respectively. The purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443.8 million plus contingent consideration, to be paid by the Company only, of approximately Euro 19.5 million. Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years, at a fixed price. The Company has also agreed to guarantee to the Santander Group the payment of an agreed amount after 6 years in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively.

Sidenor is a holding company which holds all outstanding shares of Sidenor Industrial S.L., which is the biggest producer of specialty long steel and forged parts in Spain, as well as one of the most important producers of forged stamp steel in that country. Sidenor Industrial owns three steel producing units, located in Basauri, Vitoria and Reinosa (Spain). During 2004, Sidenor Industrial sold 688,000 tonnes of finished products. Sidenor Industrial also owns Forjanor, S.L., a stamp forged producer, with industrial facilities in Madrid and Elgeta. During 2004, Forjanor sold 25,000 tonnes of finished products.

Sidenor also holds a 58.44% stake in Aços Villares S.A., a specialty long steel producer located in Brazil, with industrial facilities located in Mogi das Cruzes, Pindamonhangaba and Socoraba, all cities in the state of São Paulo, Brazil. During 2004, Aços Villares sold 646,000 tonnes of finished products.

The transaction was concluded in January, 2006, when the transfer of Sidenor shares to the Company took place and the purchase price amounting to Euro 185.3 million was paid.

Gerdau Açominas adherence to the Gerdau Ethical Guidelines

As part of the integration program from May, 2006 on Gerdau Açominas S.A. have been adhered to the Gerdau Ethical Guidelines.

ITEM 9.     THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Information

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred shares (GGBR4) on the São Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period.

Closing Prices GGBR4 — Annual Basis
Adjusted for dividends

Year	Brazilian reais per Share		US Dollars per Share
	High	Low	High	Low
2001	2.96	1.58	1.44	0.56
2002	4.88	2.79	1.85	0.88
2003	11.79	4.10	4.08	1.12
2004	20.85	9.87	7.53	3.16
2005	25.74	13.25	11.18	5.44

Source: Economática

Closing Prices GGBR4 — Quarterly Basis
Adjusted for dividends

Year	Brazilian reais per Share		US Dollars per Share
	High	Low	High	Low
2004
1Q	13.35	10.26	4.68	3.48
2Q	15.00	9.87	4.80	3.16
3Q	20.85	14.42	7.00	4.69
4Q	20.43	15.76	7.53	5.52
2005
1Q	22.92	16.51	8.57	6.12
2Q	18.96	13.34	7.14	5.44
3Q	22.18	13.25	9.78	5.54
4Q	25.74	17.76	11.18	7.91
2006
1Q	34.96	24.62	16.54	10.54

Source: Economática

Closing Prices GGBR4 — Monthly Basis
Adjusted for dividends

Year	Brazilian reais per Share		US Dollars per Share
	High	Low	High	Low
2005
November	21.81	19.79	9.87	8.79
December	25.74	21.45	11.18	9.67
2006
January	31.99	24.62	14.44	10.54
February	32.44	27.38	15.16	12.72
March	34.96	31.45	16.54	14.15
April	36.78	32.68	17.33	15.17

Source: Economática

In the above tables, share prices have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

Common and preferred shares are traded in the market, but only the common shares have voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See Gerdau S.A.’s by laws comprising an exhibit of this document.

The following table presents high and low market prices for Gerdau S.A.’s ADRs as traded on the New York Stock Exchange (NYSE) for the indicated periods.

Closing Prices GGB — Annual Basis

Adjusted for dividends

Year	US Dollars per Share
	High	Low
2001	2.00	0.80
2002	2.39	1.18
2003	4.55	1.38
2004	8.09	3.54
2005	11.21	5.93

Source: Bloomberg

Closing Prices GGB — Quarterly Basis

Adjusted for dividends

Year	US Dollars per Share
	High	Low
2004
1Q	5.26	4.20
2Q	5.44	3.54
3Q	7.52	5.33
4Q	8.09	6.24
2005
1Q	9.05	6.76
2Q	7.40	5.93
3Q	9.97	6.04
4Q	11.21	8.37
2006
1Q	16.65	11.12

Source: Bloomberg

Closing Prices GGB — Monthly Basis

Adjusted for dividends

Year	US Dollars per Share
	High	Low
2005
November	9.86	9.20
December	11.21	10.23
2006
January	14.53	11.12

February	15.29	13.07
March	16.65	14.64
April	17.38	15.01

Source: Bloomberg

The above tables show the lowest and highest market prices of Gerdau’s shares since 2001. Share prices have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

B. DISTRIBUTION PLAN

Not required.

C. MARKETS

São Paulo Stock Exchange - Brasil

The São Paulo Stock Exchange - BOVESPA is a non-profit association owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA currently has two open outcry trading sessions each business day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on the BOVESPA automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA. The system places a ceiling on individual orders of R$ 100,000 and price variations are limited to 2% (above or below) the closing quote of the day.

Since March 17 2003, market making activities have been allowed on the BOVESPA, although there are no specialists or market makers for the Company’s shares on this exchange. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA may be effected off the exchange under certain circumstances, although such trading is very limited.

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

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearing house, the Brazilian Clearing and Depository Corporation - CBLC (Companhia Brasileira de Liquidação e Custódia), which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The CBLC is controlled by clearing agents such as member brokerage firms and banks, and the BOVESPA.

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

Law 10,303 of October 31, 2001, amended Law 6,385/76 and Law 6,404/76. The most important changes were (i) the conversion of the CVM into an autonomous governmental agency linked to the Ministry of Finance, with legal independence and a separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and alternate (considering that until April 2005, the representative of such shareholders were chosen from a three-name list prepared by the controlling shareholders); (v) the right of the minority common shareholders to elect one board member; and (vi) the condition that preferred shares shall only be permitted to trade on the stock market if they have at least one of the rights mentioned as follows: (a) priority over dividends corresponding to at least 3% of the shares’ net worth based on the company’s last approved balance sheet; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) tag-along rights in the event of transfer of control of the company.

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

On March 5 2002, the CVM issued Regulation 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a listed company.

The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a listed company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by the company’s respective intermediaries.

The trading of a company’s securities on the BOVESPA may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the BOVESPA or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

 Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2005, 219.7 million ADRs were traded, a figure 174.6% higher than in 2004, representing a trading volume of $2.9 billion, equivalent to a daily average of $11.6 million.

Latibex — Madrid Stock Exchange

Since December 2 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA. In 2005, a total of 1.9 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of Euro 19.5 million.

ITEM 10.               ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required for this item was included in the Registration Statement in Form 20-F filed on June 30, 2005 (Commission file number 1-14878). The items listed below refer to significant changes to the by-laws, since the date of the Company’s last annual report on Form 20-F. The full document, with the following changes can be found as an exhibit to this annual report.

By-laws update due to the Reorganization modifications (Company purposes)

On the Shareholders Meeting of December 29th, 2005 the shareholders approved the adaptation of the object of the Company to the activities of a Holding Company.

By-laws update due to the Reorganization modifications (branches)

On the Shareholders Meeting of April 27th, 2006 eliminated the sole paragraph of article 2 of the the By-laws in order to adapt the text to the modifications occurred due the reorganization process of July, 2005. The branches were distributed along the other four companies in accord to the spin-off  of July, 2005.

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

Article 154, paragraph 2 of the Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest without the prior approval of a General Shareholders’ Meeting or the Board of Directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s by-laws or a General Shareholders’ Meeting.

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

Article 152 of the Corporate Law states that the General Shareholders’ Meeting shall establish the financial compensation of directors and officers as well as any benefits and representational allowances.

Article 146 of Law 6,404/76 establishes that the members of the Company’s Board of Directors must be shareholders, and that they must own at least one share in the Company.

There is no by-law or legal rule as to any mandatory employment limit date or retirement age for directors and officers.

In addition to enforcing the pertinent legal provisions, the Company also observes the rules and corporate governance recommendations of the São Paulo Stock Exchange (Information regarding the differentiated corporate governance levels was included in the Registration Statement on Form 20-F dated June 30, 2004 - Commission file number 1-14878).

Adherence to these rules is consolidated in a contract in which the Company and its directors and officers agree to enforce the relevant regulations, which establish that the company shall submit to the São Paulo Stock Exchange and disclose information on any contract established between the Company and its controlled and associated companies, senior managers and the controlling shareholder; between the Company and the subsidiary or associated companies of its senior managers and the controlling shareholder; and between the Company and any other companies that form a de facto or de jure group with the entities mentioned above, whenever a single contract, or a series of related contracts, with or without the same purpose, equals or exceeds R$ 200,000.00 within any one-year period, or equals or exceeds an amount equal to one percent of the company’s net equity, whichever is higher. When submission or disclosure of information is required, the information must detail the scope of the contract, its term of effectiveness and value, the conditions for termination and accelerated expiration and any influence that such a contract may have on the company’s management and business.

This issue is also covered in the Gerdau Ethical Guidelines, which outline and consolidate the rules guiding the behavior of the Gerdau Group and its employees, as described in item 16 B of this document, and also available at www.gerdau.com.br

Gerdau’s officers must abide by the Gerdau Ethical Guidelines, both internally and when representing the Company. They must act in accordance with standards that reflect their personal and professional integrity and are compatible with the bond they have established with the Company and society at large. They must carefully evaluate situations involving conflicts between personal interests and those of the Company, and carry out in the Company’s best interests all activities involving Company resources, property, services or credits, reporting any private activities that may interfere or conflict with the Company’s interests, disclosing the extent and nature of such activities, maintaining their loyalty to the Company, and refraining from using privileged information concerning business opportunities to their own benefit or to the benefit of others, regardless of whether these are to the advantage or the disadvantage of the Company.

C. MATERIAL CONTRACTS

For information concerning material contracts regarding acquisition of assets, see Item 4 — Company Information, Item 5 — Operating and Financial Review and Prospects and Item 8 — Significant Changes. Gerdau S.A. has entered into financial agreements in order to fund and improve its debt profile. Although some of these contracts entail significant amounts, none exceeds 10% of the Company’s consolidated total assets. The most significant financial agreements are described below, with the Company undertaking to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

NEXI II

On March 24 2006, Gerdau Açominas signed a $267.0 million Yen Equivalent Term Loan Facility with Citibank, N.A., Tokyo Branch. The term loan is insured by NEXI under its Overseas Untied Loan Insurance facility, and is guaranteed by Gerdau S.A. The maturity is ten years and the annual interest rate is LIBOR plus 0.30%. The facility is meant to cover part of Gerdau Açominas’ production capacity expansion plan through 2007.

Sinosure

On October 14 2005, Gerdau Açominas signed a $201.0 million Buyer’s Credit Facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and was meant to finance 85% of the commercial contracts signed between Gerdau Açominas, the Chinese company Minmetals Development Co. Ltd., China Metallurgical Construction (Group) Corporation and other certain Chinese corporations, for the supply of a Blast Furnace, a Coke Oven Plant and a Sinter Plant for Gerdau Açominas’ capacity expansion plan through 2007. The maturity is 12 years and the interest rate is LIBOR plus 0.675% per annum. The facility is guaranteed by Gerdau S.A.

With respect to the Sinosure financing, a $50 million Commercial Loan Facility was agreed by Gerdau Açominas and BNP Paribas on June 15, 2005 to finance the outstanding 15% of the amount of the aforementioned commercial contracts and 100% of the Sinosure Insurance Premium. The maturity is five years and the interest rate is LIBOR plus 0.20% p.a., with a local interest fee of 1.30% p.a. This facility is guaranteed by Gerdau S.A.

Guaranteed Perpetual Senior Securities

On September 15 2005, Gerdau S.A. concluded a private placement of $600 million, 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The bonds do not have a stated maturity date but must be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. Gerdau has a call option to redeem these bonds at any time 5 years after placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

Euro Commercial Paper

On October 12 2005, Gerdau concluded its third issue of euro commercial paper in a total amount of $200 million, with maturity on October 11 2006, and annual interest at 5.0%.

NEXI

In December 2004, Gerdau, through Gerdau Açominas signed a $240 million financing agreement. ABN AMRO Bank led and structured the transaction which was funded by ABN AMRO Bank N.V., Bank of Tokyo-Mitsubishi and UFJ Bank Limited. The full term of the loan is seven years with a grace period of two years and five years’ amortization. Nippon Export and Investment Insurance (NEXI), a credit insurance agency linked to the Japanese government, covers 97.5% of the political risk and 95% of the commercial risk. Political risk reflects Brazilian government policies on cross-border payments, while commercial risk reflects the Company’s ability to meet its commitments. The first tranche of $32.0 million of this agreement was placed in January 2005 at an annual funding cost of LIBOR + 0.5%. The agreement has a two-year grace period from the contract signature date, semi-annual amortization and a final maturity date in 2011.

Export Receivables Notes

On September 4 2003, Gerdau Açominas concluded the placement of the first $105 million tranche of an Export Receivable Notes program. This program, which will total $400 million, represents an important tool for improving the Company’s debt profile. The initial tranche was placed with an annual coupon of 7.37% and final maturity in July 2010. The operation has a 2-year grace period and amortization will be quarterly, beginning in October 2005. The certificates are backed by receivables representing future sales of steel products by Gerdau Açominas.

On June 3 2004, Gerdau Açominas placed the second $128 million tranche of its Export Receivables Notes program. This second tranche was placed with a final maturity of 8 years (April 2012) and an annual coupon of 7.321%. The notes have a quarterly amortization schedule starting in July 2006. At the time of pricing (May 24 2004), this represented a yield of 488 basis points below the Brazilian Sovereign Bond of an equivalent average maturity, and 292 basis points above that of the five-year U.S. Treasury Bond, which corresponds to the average duration of this tranche. The certificates are backed by receivables representing future sales of steel products by Gerdau Açominas.

Senior Notes and Senior Secured Credit Facility

On June 27 2003, Gerdau Ameristeel refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entering into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders.

In October 2005, Gerdau Ameristeel amended and restated its senior secured revolving credit facility. The facility has a 5-year term and increased the existing revolving credit line from $350 million to $650 million.

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

The following is a summary of existing credit facilities and other long-tem debt:

Senior Secured Credit Facility: On October 31 2005, Gerdau Ameristeel completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. Gerdau Ameristeel will be able to borrow under the Senior Secured Credit Facility for the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of Gerdau Ameristeel’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by Gerdau Ameristeel’s inventory and accounts receivable.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of Gerdau Ameristeel. The Senior Secured Credit Facility contains restrictive covenants that limit the company’s ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit Gerdau’s ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on the Company’s common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

At December 31 2005, there were no borrowings under the facility, and there was $544.1 million available under the Senior Secured Credit Facility compared to $27 thousand borrowed and $295.0 million available at December 31, 2004.

Senior Notes: On June 27 2003, Gerdau Ameristeel issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of Gerdau Ameristeel’s parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt.

Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, Gerdau Ameristeel may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, Gerdau Ameristeel completed an exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

D. EXCHANGE CONTROLS

There are no restrictions on ownership or voting of the Company’s paid-in capital by individuals or legal entities domiciled outside Brazil. The right to convert dividend payments and proceeds from the sale of the Company’s paid-in capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally require, among other things, the prior registration of the relevant investment with the Central Bank.

In Brazil, a mechanism is available to foreign investors interested in trading directly on the São Paulo Stock Exchange. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of Resolution 1,289 of the National Monetary Council (“Annex IV Regulations”). Currently, this mechanism is regulated by Resolution 2,689, of January 26, 2000, of the National Monetary Council and by CVM Instruction 325, of January 27, 2000, as amended (“Regulation 2,689”).

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

Resolution 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution 1,289 (“Annex V Regulations”), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADRs have been approved under the Annex V Regulations by the Central Bank and the CVM, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be entitled to favorable tax treatment. According to the 2,689 Regulation, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by Regulation 2,689 and vice versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

A foreign investment registration has been made in the name of The Bank of New York, as Depositary for the Preferred ADRs (“Depositary”), and is maintained by Banco Itaú S.A. (“Custodian”) on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. In the event that a holder of Preferred ADRs exchanges Preferred ADRs for Preferred Shares, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank. Thereafter, unless the Preferred Shares are held pursuant to the Resolution 2,689 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

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

Through  Resolution 3,265 of March 4, 2005 (which took effect on March 14, 2005), the National Monetary Council introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties. Since these changes are very recent, it is not possible to precise the impact of Resolution 3,265’s provisions on the Brazilian foreign exchange market, but it is expected that there will be a generally positive effect by reducing currency exchange transaction costs.

The Company will make all cash distributions on Preferred Shares in reais and consequently exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary. Fluctuations in the U.S. dollar/real exchange rate may also affect the U.S. dollar equivalent of the Preferred Share price in reais on the Brazilian stock exchanges.

E. TAXATION

The following summary contains a description of the principal Brazilian and US federal income tax consequences of the ownership and disposition of a Preferred Share and a Preferred ADR. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADRs as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold Preferred Shares or Preferred ADRs in a hedging transaction or as a position in a “straddle” or “conversion transaction” for tax purposes, a person that has a “functional currency” other than the US dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for US federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the company. Each prospective purchaser of a Preferred Share or Preferred ADR should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations.

The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Those authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders of Preferred Shares or Preferred ADRs. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADRs and any related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the ownership and disposal of Preferred shares or Preferred ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares that has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). The following discussion does not specifically address every Brazilian tax consideration applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in this kind of security.

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

As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur off the São Paulo Stock Exchange. In the case of non-Brazilian holders that are residents of a tax haven - i.e., a country that does not impose income tax or imposes income tax at a rate lower than 20% -, the gains are taxed at a rate of 25%. Non-Brazilian holders are subject to withholding tax at the rate of 15% on gains realized on sales in Brazil of Preferred Shares that occur on the São Paulo Stock Exchange unless such a sale is made under Regulation 2,689. Gains realized arising from transactions on the São Paulo Stock Exchange by an investor under the Regulation 2,689 are not subject to tax — except if the investor is resident in a tax haven, in which case, gains realized are taxed at a rate of 15%. There can be no assurance that the current tax treatment under Regulation 2,689 for holders of Preferred ADRs and non-Brazilian holders of Preferred Shares that are not residents of a tax haven will be maintained in the future. The ‘gain realized’ as a result of a transaction on the São Paulo Stock Exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The ‘gain realized’ as a result of a transaction that occurs off the São Paulo Stock Exchange is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, with both values to be accounted for in reais. There are grounds, however, for maintaining that the gain realized’ should be calculated on the basis of the foreign currency amount registered with the Central Bank.

Any exercise of preemptive rights relating to Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares by the Depositary on behalf of holders of Preferred ADRs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is carried out on the São Paulo Stock Exchange, in which case the gains are exempt from Brazilian income tax.

Any gain on the sale or assignment of preemptive rights relating to Preferred Shares will be subject to Brazilian income tax at the rate of 15%, unless such transaction involves non-Brazilian holders, residents of a tax haven, in which case the gains referred hereto will be subject to Brazilian income taxation at the rate of 25%.

Interest on Capital Stock

Distribution of interest on capital stock with regard to the Preferred Shares as an alternative form of payment to shareholders that are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven, the income tax rate is 25%. Currently, such payments are tax deductible by the Company in determining social welfare contributions and income tax. (See Item 8.A. Financial Information — Interest on Capital Stock).

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. A financial transaction tax (“IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g. for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only on a prospective basis. IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADRs is currently 0%. The Minister of Finance nevertheless has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day of the investor’s holding period, but only to the extent of the gain realized on the transaction and only on a prospective basis. In addition to the IOF tax, a temporary tax applies to all fund transfers in connection with financial transactions in Brazil (“CPMF tax”). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 42, of December 19, 2003, the CPMF tax will be levied at a rate of 0.38% until December 31, 2007. The CPMF tax was initially set to expire on February 1998. Its collection has nevertheless been extended for additional periods throughout the past years. Accordingly, the Brazilian Congress is discussing the possibility of converting this tax into a permanent tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Under Constitutional Amendment 37 of June 12, 2002, when the non-Brazilian holder remits funds exclusively in connection with the purchase, sale or assignment of Preferred Shares, the CPMF tax will not be levied.

Registered Capital

The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under Regulation 2,689, or in ADRs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance abroad of foreign currency, converted at the Foreign Exchange Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to the disposal of the same Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADR, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADR, will be equal to the price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADRs, will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the São Paulo Stock Exchange on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

US Federal Income Tax Considerations

As used below, a “US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for US federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia,  (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (c) an estate or trust that is not a US Holder.

In general, for US federal income tax purposes, the owner of a Preferred ADR will be treated as the owner of the Preferred Share represented by the Preferred ADR, and a deposit or withdrawal of a Preferred Share in exchange for a Preferred ADR will not be a taxable transaction for US federal income tax purposes.

Taxation of Dividends

US holders. In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred Share or Preferred ADR (including for this purpose a distribution of interest on capital stock) will constitute a dividend for US federal income tax purposes to the extent made from the company’s current or accumulated earnings and profits as determined under US federal income tax principles. If a distribution exceeds the company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the US holder’s tax basis in the Preferred Share or Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for US federal income tax purposes.

The gross amount of any dividend on a Preferred Share or Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to US federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in US dollars based on the prevailing spot market exchange rate in effect on the day the US holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into US dollars. Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as US source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a US holder’s US federal income tax liability, subject to generally applicable limitations under US federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.” For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income”, and “financial services income” generally will be treated as “general category income”. A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in a Preferred Share or Preferred ADR. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income. A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend a noncorporate holder receives on a Preferred ADR in a taxable year beginning before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a US exchange. Based on the company’s audited financial statements and relevant market, the company believes it was not a PFIC for US federal income tax purposes for its 2004 and 2005 taxable years. The US Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries though whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs and Preferred

Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-US holders. A dividend paid to a non-US holder on a Preferred Share or Preferred ADR will not be subject to US federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR). A non-US holder generally will be subject to tax on an effectively connected dividend in the same manner as a US Holder. A corporate non-US holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

US holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred Share or Preferred ADR, a US holder will recognize capital gain or loss in an amount equal to the difference between the US holder’s adjusted basis in the Preferred Share or Preferred ADR and the amount realized on the sale or other disposition, each determined in US dollars. Any gain a US holder recognizes generally will be US source income for US foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a US source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under US federal income tax law on crediting foreign income taxes may preclude a US holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of a noncorporate holder in a taxable year beginning before January 1, 2009 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

Non-US holders. A non-US holder will not be subject to US federal income tax on gain recognized on a sale or other disposition of a Preferred Share or Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR), or (ii) in the case of a non-US holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-US holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of US federal income tax rules applies to a foreign corporation that is a PFIC for US federal income tax purposes. As noted above, based on the company’s audited financial statements and relevant market, the company believes it was not a PFIC for US federal income tax purposes for its 2004 or 2005 taxable years.

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

If the company is treated as a PFIC, contrary to the tax consequences described in “US Federal Income Tax Considerations - Taxation of Dividends” and “—US Federal Income Tax Considerations—Taxation of Capital Gains” above, a US holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred Share or Preferred ADR and (ii) any “excess distribution” by the company to the US holder (generally, any distribution during a taxable year in which distributions to the US holder on the Preferred Share or Preferred ADR exceed 125% of the average annual taxable distributions the US holder received on the Preferred Share or Preferred ADR during the preceeding three taxable years or, if shorter, the US holder’s holding period for the Preferred Share or Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the US holder’s holding period for the Preferred Share or Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A US holder who owns a Preferred Share or Preferred ADR during any year the company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a US holder if the US holder makes a timely election to treat the company as a “qualified electing fund” (“QEF”) in the first taxable year in which the US holder owns a Preferred Share or Preferred ADR and if the company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the company would qualify for the 15% maximum tax rate on dividends described above if the company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. If the company is a PFIC, it will make the computations necessary to supply US holders with the information needed to report income and gain pursuant to a QEF election. Although a QEF election generally cannot be revoked, if a US holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADR and the company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a US holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the US holder’s adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the US holder under the election for prior taxable years. A US holder’s adjusted basis in the ordinary Shares of ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the Ordinary Shares will be considered “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Bovespa as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred Share or Preferred ADR to a US holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the US holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle the US holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

A non-US holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at www.gerdau.com.br. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Farrapos, 1811 – Porto Alegre-RS – 90.220-005 – Brazil or calling xx 55-51-3323 2703 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Foreign Exchange Risk

Gerdau is exposed to fluctuations in exchange rate movements since substantially all of its revenues generated outside its subsidiaries in the United States are in the local currency of the respective subsidiaries, mainly the reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. Gerdau enters into derivative financial instruments to manage and reduce the impact of changes in exchange rates relating to its dollar-denominated or indexed debt. On December 31, 2005, Brazilian subsidiaries’ derivative portfolio consisted primarily of cross-currency interest rate swaps. The table below provides information about Gerdau’s significant exchange rate risk sensitive instruments on December 31, 2005 as well as the related financial instruments acquired to mitigate such potential risk.

The Company’s estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value.

Financial instruments indexed to the U.S. dollar excluding North American subsidiaries
$ thousand	2006	2007	2008	2009	2010	Maturity After 2010	TOTAL
Financing for machinery and others
Outstanding amount	49,951	119,712	94,052	46,702	30,726	9,373	350,516
Weighted average interest rate	FX+4.3%	FX+4.3%	FX+4.3%	FX+4.3%	FX+4.3%	FX+4.3%
Pre-export advances
Outstanding amount	53,876	21,992	112,628	55,070	22,200	83,250	326,816
Weighted average interest rate	FX+2.9%	FX+2.9%	FX+2.9%	FX+2.9%	FX+2.9%	FX+2.9%
Export receivables notes
Outstanding amount	30,741	38,086	40,962	44,055	41,058	37,396	232,298
Average interest rate	FX+7.3%	FX+7.3%	FX+7.3%	FX+7.3%	FX+7.3%	FX+7.3%
Financing for investments
Outstanding amount	18,864	18,110	18,414	11,417	11,417		78,222
Weighted average interest rate	FX+6.7%	FX+6.7%	FX+6.7%	FX+6.7%	FX+6.7%
Guaranteed Senior Perpetual Bonds	—	—	—	—	—	600,000	600,000

Outstanding amount
Average interest rate	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%
Working capital
Outstanding amount	253,260	13,330	10,000	10,000	10,000	—	296,590
Weighted average interest rate	FX+7.1%	FX+5.3%	FX+5.3%	FX+5.3%	FX+5.3%	—
Cross-currency interest rate swap contracts
Notional amount	7,902	—	—	—	—	—	7,902
Average interest received in US$	FX+7.4%	—	—	—	—	—	—
Average interest paid in R$(% of CDI)	87.3%	—	—	—	—	—

Total debt of subsidiaries outside North American indexed to U.S. dollars, net of cross-currency swaps	398,790	211,230	276,056	167,244	115,401	707,819	1,876,540

FX: Indicates that since the debt is denominated in a currency different to the functional currency of the subsidiary a foreign exchange gain or loss will be recognized in income resulting from the fluctuation of the exchange rate between the U.S. dollar (the currency on which the debt is denominated) and the respective local currency.

On December 31, 2005, of U.S. dollar-denominated debt in subsidiaries outside North America that totaled $1,884.4 million, Gerdau entered into cross-currency interest swaps in reais to swap the currency and interest rate of the original liability to a real denominated liability carrying interest based on Brazilian Interbank deposit rates (CDI), amounting to approximately $7.9 million.

Interest rate risk

Part of Gerdau Ameristeel’s borrowings, primarily those associated with its Senior Secured Credit Facility, was negotiated at variable interest rates and expose the Company to interest rate risk. If interest rates increase, debt service obligations on its floating rate debt would increase, leading to a decrease in net income.

From time to time, the Company has entered into interest rate swaps in order to reduce interest rate risk and interest expense. The Company makes only limited use of derivative instruments for non-speculative purposes, in order to manage well-defined interest rate risks arising during the normal course of its business.

In order to reduce its exposure to changes in the fair value of its Senior Notes (See Item 10C. Material Contracts), Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing program (See Item 5B. Liquidity and Capital Resources). These agreements have a notional value of $200 million, expiring on July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would have to be paid if the agreements were terminated at December 31 2005, was approximately $1.2 million.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

PART II

ITEM 14.                       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

The Company has carried out an evaluation under the supervision of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance that they will achieve their control objectives. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

Gerdau S.A. has created a Disclosure Committee composed of the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Schirmer, the Accounting Director, Geraldo Toffanello, the Legal Director of the Company, Expedito Luz, the Financial Director, José Maurício Werneck Sobrinho, and the Controlling Vice President, Filipe Affonso Ferreira. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

In preparation for the adoption of Section 404 of the Sarbannes-Oxley Act of 2002 by all Foreign Private Issuers by June 30, 2007 management has initiated a detailed evaluation of existing internal controls against Section 404 requirements. Management will allocate the necessary resources and initiate required actions to redesign or address any possible Section 404 weakeness prior to that date. No changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

In addition, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Please see Exhibit 12.01 and 12.02 for the certifications required by this Item.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Egon Handel, a member of its Board of Auditors, is a “financial expert” within the meaning of the SEC rules applicable to disclosure of such expertise.

B. CODE OF ETHICS

Gerdau S.A. has adopted a Code of Ethics, termed “Gerdau Ethical Guidelines”, which consolidates the ethical principles and values underlying the Company’s activities.

“Gerdau Ethical Guidelines” is a document applicable to all Group employees in South America, independent of their position (excepting employees of Gerdau Açominas’ Ouro Branco mill and its administrative office, in Belo Horizonte). The provisions of the document are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions.

“Gerdau Ethical Guidelines” are not applicable to employees of Gerdau Açominas’ Ouro Branco mill and its administrative office, in Belo Horizonte. The Company does not, therefore, consider these employees to be bound by the document (for an update on this item please see “Significant Changes”).

The Company’s subsidiary, Gerdau Ameristeel has its own Code of Ethics, which is compatible with Gerdau’s guidelines. Both documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

Gerdau Ethical Guidelines states and defines the values that have formed the foundation of the Gerdau Group for more than 100 years, which are: Integrity, Correctness and Consistency; Satisfied Customers; Accomplished People; Safe Work Environment; Quality in Everything We Do; Solidity and Security; Commitment to All Stakeholders and Profit as a Measure of Performance. The document also covers the Company’s and employees’ commitments regarding relationships between Company and employees, customers, shareholders, suppliers, competitors, community and environment.

Gerdau Ethical Guidelines were not amended in the last fiscal year, and the Company did not grant any waiver from the document’s provisions.

Gerdau Ameristeel’s Code of Ethics and Business Conduct comprises the following issues: Business Conduct and Compliance with Laws (Safety and Health; Equal Employment; Discriminatory Harassment; Sexual Harassment; Environmental; Antitrust; Campaign and Election Law Matters; Improper Payments and Foreign Governmental Contracts; Delegation of Authorities and Insider Trading; Conflicts of Interest; Corporate Opportunities; Accuracy of Records and Information Reporting; Confidentiality; Fair Dealing; Protection and Proper Use of Company Assets; Guidance Available; Compliance, Administration and Reporting and Disclosures.

Gerdau Ameristeel has also adopted a Code of Ethics applicable to its Senior Executives, which is a supplement to the Code of Ethics and Business Conduct. This document binds all of Gerdau Ameristeel’s employees who have significant responsibility for preparing or overseeing the preparation of the Company’s financial statements and other financial data included in the Company’s periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the Company.

Gerdau is in the process of reviewing its Ethical Guidelines, and will evaluate the application of the document to employees not currently covered, as well as its consolidation with Gerdau Ameristeel’s Code.

The Gerdau Ethical Guidelines document may be accessed through its Internet website (www.gerdau.com.br). Gerdau Ameristeel’s Code of Ethics and Business Conduct as well as the Code of Ethics Applicable to Senior Executives can be found on its web site at www.gerdauameristeel.com.

The Company has also adhered to the BOVESPA Level 1 Corporate Governance Guidelines and has agreed to comply with all corresponding practices. These include improving quarterly disclosures, promoting compliance with disclosure rules, disclosing the existence and contents of shareholders’ agreements and stock options plans as well as an annual agenda for corporate events.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report  (in U.S. dollars):

	2005	2004

Audit fees	1,556,734	1,513,664
Audit-related fees	339,925	240,332
Tax fees	195,000	14,680
All other fees	—	—

Total	2,101,659	1,768,676

Audit fees are related to professional services rendered in the auditing of Gerdau’s consolidated financial statements, quarterly reviews of Gerdau’s consolidated financial statements AND statutory audits and interim reviews of certain of the Company’s subsidiaries and affiliates as required by the appropriate legislation,.

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

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

On April 28, 2005, the Company elected its Board of Auditors duly adapted to ensure compliance with the Sarbanes-Oxley Act requirements and exemptions from the listing standards. The Board of Auditors (“Conselho Fiscal”) has been operating in accordance with Brazilian Corporate Law 6,404/76, since April 2000. The customary role of this board is to monitor and verify the actions of directors and their legal duties, providing opinions and official statements on the annual management report and the proposals of members of the Board of Directors, denouncing errors or fraud, calling meetings whenever necessary and analyzing financial statements. In establishing a permanent Board of Auditors, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a board of auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company needs only to comply with the requirement that the audit committee, or Board of Auditors in its case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Board of Auditors composed of three to five members who are elected at the Ordinary General Meeting of Shareholders. The Board of Auditors operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to its shareholders.

The Company has a permanent “Conselho Fiscal” that consists of three members (up to five) and three alternates (up to five) and which has ordinary meetings every two months. The members of the Company’s  “Conselho Fiscal” are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. The Company believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter that is in the process of being amended and which the Company believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices — Board of Auditors”.

The Board of Auditors members are elected at the Ordinary Shareholders’ Meeting for one-year terms. They are eligible for reelection. Additionally, minority-preferred shareholders elected one of the current members. As required by Brazilian law, members of the Board of Auditors must have held office for at least three years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 17, 2003, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of shares issued by Gerdau S.A. for holding as treasury stock and later disposal or cancellation.

These shares were acquired using cash funds backed by existing profit reserves up to the adjusted limit of 6,210,000 preferred shares, representing approximately 2% of outstanding stock, which amounted to 311,899,563 adjusted shares on October 31, 2003.

The Board of Director’s authorization remained in force for 90 days from the above date of its approval. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following brokers:

Bradesco S.A. Corretora de Títulos e Valores Mobiliários
Itaú Corretora de Valores S.A.
Merrill Lynch S.A. Corretora de Títulos Valores Mobiliários
Unibanco Corretora de Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect: (i) a bonus issue of one share for each share held, approved in April 2004, (ii) a one bonus share for each two shares held, approved in March 2005 and (iii) a one bonus share for each two shares held, approved in March 2006.)

	Total Number of Shares purchased	Average Price Paid per Share(1) (In R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
November (11/17/2003 – 11/30/2003)	255,150	9.96	4.1%	5,954,850
December (12/01/2003 – 12/31/2003)	1,297,350	11.18	25.0%	4,657,500
January (01/01/2004 – 01/31/2004)	1,216,350	13.90	44.6%	3,441,150
February (02/01/2004 – 02/14/2004)	770,850	13.03	57.0%	2,670,300
TOTAL	3,539,700	12.43	57.0%	2,670,300

(1)  Price paid divided by number of shares excluding brokers’ fees.

On May 30 2005, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of shares issued by Gerdau S.A. for holding as treasury stock and later disposal or cancellation.

Such acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 9,750,000 preferred shares, representing approximately 3.16% of outstanding stock, which totaled 308,090,904 shares on April 30 2005.

The Board of Director’s authorization remained in force for 60 days from the above date of its approval. The transaction was concluded through stock exchanges, at market prices, with the intermediation of the following brokers:

Bradesco S.A. Corretora de Títulos e Valores Mobiliários
Itaú Corretora de Valores S.A.
Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários
Unibanco Investshop Corretora de Valores Mobiliários S.A
UBS Corretora de Câmbio e Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect a one bonus share for each two shares held, approved in March 2006.)

	Total Number of Shares purchased	Average Price Paid per Share(1) (In R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
May (05/31/2005)	72,000	16.44	0.7%	9,678,000
June (06/02/2005–06/30/2005)	739,200	15.50	8.3%	8,938,800
July (07/01/2005–07/25/2005)	299,100	15.02	11.4%	8,639,700
TOTAL	1,110,300	15.43	11.4%	8,639,700

(1)  Price paid divided by number of shares excluding brokers’ fees.

PART III

ITEM 17.        FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.        FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.        FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

Report of independent registered public accounting firm

Consolidated balance sheets on December 31, 2005 and 2004

Consolidated statements of income for the years ended December 31, 2005, 2004 and 2003

Consolidated statements of comprehensive income (loss) for the years ended December 31, 2005, 2004 and 2003

Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003

Consolidated statement of cash flow for the years ended December 31, 2005, 2004 and 2003

Notes to consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

(b)   List of Exhibits

1.01                                Bylaws of Gerdau S.A.

2.02                                Corporate Governance Level 1 – BOVESPA *

2.03(a)                     Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. **

2.04(b)                    The Company and its subsidiaries do not have a single financial long term debt instrument in excess 10% of the consolidated total assets of the Company. The Company undertakes to furnish to the SEC all such instruments relating to its own long-term debt and that of its subsidiaries, whenever requested to do so by the SEC.

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

12.02                          Certification of the Chief Financial Officer under Item 15

13.01                          Certification pursuant to 18 U.S.C. Section 1350

13.02                          Certification pursuant to 18 U.S.C. Section 1350

15.01                          Report of independent registered public accounting firm regarding Gallatin Steel Company

* Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 (File Nº 001-14878), filed with the Securities and Exchange Commission on June 30, 2004.

** Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-9896), filed with the Securities and Exchange Commission on May 6, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ Jorge Gerdau Johannpeter
	Name:	Jorge Gerdau Johannpeter
	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
Dated: June 19 2006	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements
as of December 31, 2005 and 2004 and
for each of the three years in the period
ended December 31, 2005
and report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gerdau S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income (loss), of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment amounting to 1.5% and 2.4% of total consolidated assets as of December 31, 2005 and 2004, respectively, and equity in income amounting to 5.2% and 8.0% of income before taxes on income and minority interests for the years ended December 31, 2005 and 2004, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company  as of and for the years ended December 31, 2005 and 2004, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

May 2, 2006

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004
(in thousands of U.S. Dollars, except number of shares)

ASSETS

	Note	2005	2004

Current assets
Cash and cash equivalents		532,375	248,954
Restricted cash		9,617	6,063
Short-term investments	5	1,761,421	404,512
Trade accounts receivable, net	6	779,526	835,484
Inventories	7	1,662,461	1,594,118
Unrealized gains on derivatives	21	41	—
Deferred income taxes	18.4	34,183	82,829
Tax credits	8	78,443	75,908
Prepaid expenses		39,512	22,218
Other		78,257	52,941
Total current assets		4,975,836	3,323,027

Non-current assets
Property, plant and equipment, net	10	3,517,962	2,790,201
Deferred income taxes	18.4	181,712	153,430
Judicial deposits	16.1	62,186	42,554
Unrealized gains on derivatives	21	2,333	—
Tax credits	8	102,842	23,368
Equity investments	11	179,359	207,767
Investments at cost		9,261	6,640
Goodwill	12	147,854	141,463
Prepaid pension cost	13	72,498	53,276
Advance payment for acquisition of investment in Colombia	4.1	14,895	68,500
Other		35,004	42,023
Total assets		9,301,742	6,852,249

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

	Note	2005	2004
Current liabilities
Short-term debt	14	311,384	412,910
Current portion of long-term debt	15	255,178	260,294
Trade accounts payable		676,366	627,897
Income taxes payable		50,500	80,445
Unrealized losses on derivatives	21	6,786	12,470
Deferred income taxes	18.4	4,680	14,496
Payroll and related liabilities		109,508	88,969
Dividends and interest on equity payable		80,144	3,609
Taxes payable, other than income taxes		57,736	56,699
Accrued acquisition costs	4.3	—	51,790
Other		128,955	102,726
Total current liabilities		1,681,237	1,712,305

Non-current liabilities
Long-term debt, less current portion	15	2,233,031	1,280,516
Debentures	15	414,209	344,743
Deferred income taxes	18.4	141,682	58,654
Accrued pension and other post-retirement benefits obligation	13	154,727	119,925
Provision for contingencies	16.1	127,849	87,718
Taxes payable in installments		—	25,594
Unrealized losses on derivatives	21	1,170	6,323
Other		83,035	51,915
Total non-current liabilities		3,155,703	1,975,388
Total liabilities		4,836,940	3,687,693

Commitments and contingencies	16

Minority interest		921,204	641,971

SHAREHOLDERS' EQUITY	17

Preferred shares - no par value - 800,000,000 authorized shares and
435,986,042 shares issued at December 31, 2004 and 2005, after giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and
stock bonus approved on March 31, 2006 (Note 27)		1,456,479	1,016,846
Common shares - no par value - 400,000,000 authorized shares and
231,607,008 shares issued at December 31, 2004 and 2005, after giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and
stock bonus approved on March 31, 2006 (Note 27)		755,903	522,358
Additional paid-in capital		134,147	3,743
Treasury stock - 4,568,543 and 3,539,700 preferred shares at December 31,
2005 and 2004, respectively, after giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and stock bonus approved on March 31,
2006 (Note 27)		(21,951)	(15,256)
Legal reserve		198,685	122,813
Retained earnings		1,431,062	1,509,847
Cumulative other comprehensive loss
- Foreign currency translation adjustment		(375,623)	(622,425)
- Additional minimum pension liability		(35,104)	(15,341)
Total shareholders' equity		3,543,598	2,522,585
Total liabilities and shareholders' equity		9,301,742	6,852,249

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except number of shares)

	Note		2005	2004	2003

Sales			9,984,487	7,785,998	5,033,472
Less: Federal and state excise taxes			(986,013)	(724,351)	(414,198)
Less: Discounts			(104,042)	(109,498)	(88,305)

Net sales			8,894,432	6,952,149	4,530,969
Cost of sales			(6,564,245)	(4,838,949)	(3,445,564)

Gross profit			2,330,187	2,113,200	1,085,405
Sales and marketing expenses			(203,244)	(154,558)	(146,388)
General and administrative expenses			(466,034)	(359,102)	(241,854)
Other operating income (expenses), net			(8,246)	28,710	(824)

Operating income			1,652,663	1,628,250	696,339
Financial expenses			(227,758)	(164,370)	(219,353)
Financial income			204,483	81,592	62,036
Foreign exchange gains and losses, net			57,861	30,806	162,190
Gains and losses on derivatives, net			(22,000)	1,155	(197,600)
Equity in earnings of unconsolidated companies, net			96,476	141,890	22,062
Gain on change of interest	4.6	(d)		2,742	—

Income before taxes on income and minority interest			1,761,725	1,722,065	525,674

Provision for taxes on income	18
Current			(347,545)	(329,229)	(87,812)
Deferred			(117,750)	(77,451)	121,925
			(465,295)	(406,680)	34,113

Income before minority interest			1,296,430	1,315,385	559,787

Minority interest			(178,909)	(157,027)	(49,623)

Net income			1,117,521	1,158,358	510,164

Per share data (in US$)	19
Basic earnings per share
Preferred			1.68	1.74	0.76
Common			1.68	1.74	0.76

Diluted earnings per share
Preferred			1.67	1.74	0.76
Common			1.67	1.74	0.76

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note 17.1 and Note 27) – Basic and diluted			231,607,008	231,607,008	231,607,008
Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1 and Note 27) – Basic			432,165,971	432,564,935	435,921,354
Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1 and Note 27) – Diluted			435,855,052	434,763,448	436,607,150

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars)

	2005	2004	2003

Net income as reported in the consolidated statement of income	1,117,521	1,158,358	510,164
Foreign currency translation adjustments	246,802	168,306	144,402
Pension fund additional minimum liability, net of tax	(19,763)	(3,822)	4,790
Unrealized loss on cash flow hedge, net of tax	—	—	2,310

Comprehensive income for the period	1,344,560	1,322,842	661,666

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S/A
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY
For the year ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except share data)

	Note	Preferred shares	Common shares	Additional paid-in capital	Treasury stock	Legal reserve	Retained earnings	Cumulative other comprehensive loss	Total
Balances as of January 1, 2003		562,801	281,158	2,086	—	36,105	936,612	(953,752)	865,010
Capitalization of retained earnings	17.3	90,543	48,099	—	—	—	(138,642)	—	—
Net income		—	—	—	—	—	510,164	—	510,164
Appropriation of reserves	17.2	—	—	1,061	—	27,729	(28,790)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(5,920)	—	—	—	(5,920)
Foreign currency translation adjustment		—	—	—	—	—	—	144,402	144,402
Reduction of pension fund additional minimum liability		—	—	—	—	—	—	4,790	4,790
Reversal of unrealized loss on cash flow hedge, net of tax		—	—	—	—	—	—	2,310	2,310
Dividends (interest on equity) - $0.18 per Common share and per Preferred share (*)	17.4	—	—	—	—	—	(117,817)	—	(117,817)
Stock option plan expense recognized during the year	3.13	—	—	124	—	—	—	—	124
Balances as of December 31, 2003		653,344	329,257	3,271	(5,920)	63,834	1,161,527	(802,250)	1,403,063
Capitalization of retained earnings	17.3	363,502	193,101	—	—	—	(556,603)	—	—
Net income		—	—	—	—	—	1,158,358	—	1,158,358
Appropriation of reserves	17.2			278		58,979	(59,257)		—
Purchase of treasury preferred shares	17.1	—	—	—	(9,336)	—	—		(9,336)
Foreign currency translation adjustment		—	—	—	—	—	—	168,306	168,306
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(3,822)	(3,822)
Dividends (interest on equity) - $0.29 per Common share nd per Preferred share (*)	17.4	—	—	—	—	—	(194,178)	—	(194,178)
Stock option plan expense recognized during the year	3.13	—	—	194	—	—	—	—	194
Balances as of December 31, 2004		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income	—	—	—	—	—	—	1,117,521	—	1,117,521
Capitalization of reserves	17.3	439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves	17.2	—	—	444	—	75,872	(76,316)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest	2.4	—	—	129,950	—	—	—	—	129,950
Stock options exercised during the period		—	—	(163)	398	—	—	—	235
Foreign currency translation adjustment								246,802	246,802
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(19,763)	(19,763)
Dividends - $0.67 per Common share and per Preferred share (*)	17.4						(446,812)		(446,812)
Stock option plan expense recognized during the year	3.13			173					173
Balances as of December 31, 2005		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598

(*)             After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1 and stock bonus described in Note 27. Preferred treasury stock shares for the years ended December 31, 2005 and 2004 are not considered to be outstanding.

GERDAU S/A
CONSOLIDATED STATEMENT OF CASH FLOW
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except share data)

	2005	2004	2003
Cash flows from operating activities
Net income	1,117,521	1,158,358	510,164
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	301,762	269,222	182,403
Equity in earnings on unconsolidated companies, net	(96,476)	(141,890)	(22,062)
Foreign exchange (gain) loss, net	(57,861)	(30,806)	(162,190)
Losses (gains) on derivative instruments	22,000	(1,155)	197,600
Minority interest	178,909	157,027	49,623
Deferred income taxes	117,750	77,451	(121,925)
Loss (gain) on disposal of property, plant and equipment	4,655	1,143	(1,913)
Provision for doubtful accounts	(2,863)	5,370	6,714
Provision for contingencies	27,792	93,162	43,106
Distributions from joint ventures	115,828	82,803	3,620
Gain on change of interest (Note 4.6 (d))	—	(2,742)	—
Changes in assets and liabilities:
Increase in accounts receivable	(156,261)	(221,178)	(80,017)
Increase (decrease) in inventories	449	(532,769)	(74,248)
Increase (decrease) in accounts payable and accrued liabilities	(577)	51,267	100,298
Increase (decrease) in other assets and liabilities, net	(68,624)	181,763	(162,696)
Purchases of short-term investments	(1,614,838)	(439,905)	(959,522)
Proceeds from maturities and sales of short-term investments	455,907	363,472	1,102,314
Net cash provided by operating activities	345,073	1,070,593	611,269
Cash flows from investing activities
Additions to property, plant and equipment	(697,436)	(440,967)	(297,755)
Proceeds from sales of property, plant and equipment	6,453	9	2,284
Payment for acquisition of:
North Star	(49,654)	—	—
Margusa	—	(13,472)	(2,234)
Companies in North America	—	(298,422)	—
Gerdau Ameristeel	—	—	(7,050)
Sipar Aceros	(16,688)	—	—
Diaco S.A.	(6,762)	—	—
Sidelpa S.A.	(6,224)	—	—
Other aquisitions	—	(3,846)	(5,446)
Cash balance of acquired companies	9,647	270	—
Purchases of short-term investments	(140,950)	(60,051)	—
Proceeds from maturities and sales of short-term investments	140,950	60,051	—
Advance payment for acquisition of investment in Colombia	—	(68,500)	—
Other	—	—	1,692
Net cash used in investing activities	(760,664)	(824,928)	(308,509)

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S/A
CONSOLIDATED STATEMENT OF CASH FLOW
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except share data)

	2005	2004	2003
Cash flows from financing activities
Cash dividends and interest on equity paid	(395,980)	(275,589)	(122,262)
Dividends paid to minority shareholdes of Gedau Ameristeel	(24,485)
Purchase of treasury shares	(7,093)	(9,336)	(5,920)
Decrease (increase) in restricted cash	(3,554)	(3,958)	13,593
Debt issuance	1,630,590	1,290,035	1,997,978
Repayment of debt	(798,411)	(1,273,208)	(2,126,520)
Proceeds from issuance of common stock by Gerdau Ameristeel (Note 4.6 (d))	—	181,323	—
Proceeds from issuance of common stock by Gerdau Participações (Note 2.4)	221,613
Net related party debt loans and repayments	1,973	13,291	(5,956)
Net cash provided by (used) in financing activities	624,653	(77,442)	(249,087)
Effect of exchange rate changes on cash	74,359	(11,773)	(1,626)
Increase in cash and cash equivalents	283,421	156,450	52,047
Cash and cash equivalents at beginning of the year	248,954	92,504	40,457
Cash and cash equivalents at end of the year	532,375	248,954	92,504
Supplemental cash flow data
Cash paid during the year for:
Interest (net of amounts capitalized)	285,164	115,825	127,413
Income taxes	341,782	253,890	100,305
Non-cash transactions
Release of judicial deposits to settle tax contingencies (Note 16)	—	118,587	—
Funds advanced to acquisiton of Diaco S.A. and Sidelpa S.A. used to settle these transactions on September 30, 2005 and November 30, 2005, respectively	53,605

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, and as from this year also in Colombia and Argentina (collectively the “Company”) comprises the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel mainly based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Colombia, Argentina and Uruguay.

2                             Basis of presentation

2.1                   Statutory records

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

2.2                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated, following the criteria established in  Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3                   Controlling shareholder

As of December 31, 2005, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.80% (2004 - 44.76%) of the total capital of the Company. MG’s share ownership consisted of 75.73% (2004 - 75.75%) of the Company’s voting common shares and 28.38% (2004 - 28.30%) of its non-voting preferred shares.

2.4                   Corporate Restructuring

In December 2004, the investments in Gerdau Açominas S.A. (“Gerdau Açominas”) and 22% of total shares of Gerdau Internacional Empreendimentos Ltda previously held directly by Gerdau S.A. were transferred to its wholly-owned subsidiary Gerdau Participações S.A. For statutory purposes, such investments were valued at their fair value through an appraisal report based on projections of expected cash flows discounted to present values. The difference between the book value and the fair value of the investments resulted in a deferred capital gain on the Company’s investment in Gerdau Participações S.A. originally equal to goodwill recorded by Gerdau Participações S.A. Goodwill at December 31, 2005 amounts to R$ 2,613,751 thousand (equivalent to $ 1,116,653 at the exchange rate as of December 31, 2005).

In May 2005, Gerdau Participações S.A. issued new shares to an unrelated party in exchange for cash and was subsequently merged with Gerdau Açominas. As a result of the issuance of shares, the Company recorded a gain in the amount of US$ 129,950. The Company, following the guidance of  Staff Accounting Bulletin (“SAB”) 5-H, concluded that such gain should be recognized in shareholders’ equity under “Gain on change in interest”.

Pursuant to SFAS 109 “Accounting for Income Taxes”, no deferred tax was recorded and tax effects from amortization of goodwill are being recognized when realized on the tax return over a 10 year period.

Up to July 28, 2005, Gerdau Açominas was the legal entity that carried out all operational steel business in Brazil as well as holding 22% of the total shares of Gerdau Internacional Empreendimentos Ltda. On July 29, 2005 certain assets and liabilities of Gerdau Açominas were spun-off to other four newly created entities: Gerdau Aços Longos S.A. (“Gerdau Aços Longos”), Gerdau Aços Especiais S.A. (“Gerdau Aços Especiais”), Gerdau Comercial de Aços S.A. (“Gerdau Comercial de Aços”) and Gerdau América do Sul Participaçoes S.A. (“Gerdau América do Sul Participações”). As a result of such spin-off assets and liabilities were grouped in separate legal entities considering the nature of operations carried out by each entity as follows:

Legal entity	Nature of operations performed
Gerdau Açominas	Steel production in the Ouro Branco mill
Gerdau Aços Longos	Production of long steel in Brazil
Gerdau Aços Especiais	Production of specialty steel in Brazil
Gerdau Comercial de Aços	Retail sale of steel products in Brazil
Gerdau América do Sul Participações	Holding of 22% of the shares in Gerdau Internacional Empreendimentos

Assets and liabilities spun-off from Gerdau Açominas to the other entities continue to be recorded at its cost basis at Gerdau Açominas and no gain or loss has been recognized as result of this transaction.

3                             Significant accounting policies

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage of interest (%)
	2005		2004

Aceros Cox S.A. (Chile)	98	% (*)	100
Diaco S.A. (Colombia) (“Diaco”) (See Note 4.1)	57		—
Gerdau Ameristeel Corporation (Canada) (“Gerdau AmeriSteel”) and its subsidiaries:	65	(*)	67
Ameristeel Bright Bar Inc. (USA)	65	(*)	67
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	(*)	67
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	(*)	67
Gerdau Ameristeel Sayreville Inc. (USA)	65	(*)	67
Gerdau Ameristeel US Inc. (USA)	65	(*)	67
Gerdau Açominas S.A. (Brazil) (See Note 2.4)	89	(*)	92
Gerdau Aços Longos S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau Aços Especiais S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau Comercial de Aços S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau América do Sul Participações S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau Aza S.A. (Chile)	98	(*)	100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	(*)	100
Gerdau Laisa S.A. (Uruguay)	98	(*)	99
Maranhão Gusa S.A. — Margusa (Brazil)	89	(*)	100
Seiva S.A. — Florestas e Indústrias (Brazil) and subsidiaries	97		97
Sipar Aceros S.A. (Argentina) (“Sipar Aceros”) (See Note 4.2)	72		38
Sidelpa S.A. (Colombia) (“Sidelpa”) (See Note 4.1)	95		—

(*) As result of the sale of shares described in Note 2.4 the interest of the Company in the holding company Gerdau Participações S.A. and its subsidiaries has been diluted. Such dilution resulted in a decrease in the interest as compared to the interest previously held.

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

During the year ended December 31, 2004 the Company acquired Margusa (Note 4.7) and Gerdau Ameristeel acquired certain operating assets and liabilities of Gate City and RJ Rebar, Inc. (Note 4.3), of North Star Steel (Note 4.4) and of Potter Form & Tie Co. (Note 4.5). During the year ended December 31, 2005 the Company acquired controlling interest in Diaco (Note 4.1), Sidelpa (Note 4.1) and in Sipar Aceros (Note 4.2), which in the case of Sipar

Aceros was accounted for equity method through the date of acquisition of the controlling interest. The results of those business acquired are consolidated as from the respective dates of acquisition.

All significant intercompany balances and transactions have been eliminated on consolidation.

3.2                   Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allowance for doubtful accounts, impairment of goodwill and of long-lived assets, computation of fair value of assets and liabilities of companies acquired and of derivative instruments, useful lives of long-lived assets, valuation allowances for income taxes, actuarial assumptions (utilized in the calculation of employee benefit obligations), contingencies and environmental liabilities. Actual results could differ from those estimates.

3.3                   Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents are considered to be all highly liquid temporary cash investments, mainly time deposits, with original maturity dates of three months or less.

3.4                   Short-term investments

Short-term investments consist of bank certificates of deposit and trading securities consisting of: Brazilian government debt securities, shares in investment funds managed by commercial banks, shares of a fund administered by a related party for the exclusive use of the Company (Note 9) as well as equity securities. The certificates of deposit and trading debt securities have maturities ranging from four months to one year at the time of purchase. Certificates of deposit are stated at cost plus accrued interest. Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income. During the years ended December 31, 2005 and 2004 the Company held available for sale securities consisting of investment grade variable rate debt obligations, which are asset-backed. No available for sale securities were held at year-end.

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

3.8                   Equity investments

Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2005 and 2004, the Company’s equity investments are comprised of: (a) 38.18% interest in the capital of Sipar Aceros until September 15, 2005, when this company started to be consolidated (see Note 4.2), (b) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (c) a 50.00% interest in Armacero Industrial y Comercial Limitada (Chile) and (d) 51.82% interest in Dona Francisca Energética S.A (Brazil) (“Dona Francisca”).

In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 “Investor’s Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an equity investment and accounted for using the equity method of accounting.

3.9                   Investments at cost

Investments at cost consists of investments in entities where the Company owns less than 20% of the voting interest, including tax incentives to be utilized in government approved projects, and does not have the ability to exercise significant influence. The investments are stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.10            Goodwill

Goodwill represents the cost of investments in excess of the fair value of net identifiable assets acquired and liabilities assumed.

The Company adopts SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. Under this standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value.

During the years ended December 31, 2004 and 2003 goodwill was tested for impairment and no impairment charges were recorded. As described in Note 12, an impairment loss of $13,038 has been recognized during the year ended December 31, 2005 with respect to goodwill allocated to Margusa.

3.11            Pension and other post-retirement benefits

The Company accrues its pension and other post-retirement benefits obligations in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, respectively (Note 13).

The cost of pensions and other post-retirement benefits is actuarially determined using the projected unit credit method based on management’s best estimates of expected investment performance for funded plans, salary increases, retirement ages of employees and expected health care costs. Assets of funded pension plans are valued at fair value. The excess of the net actuarial gains or losses over 10% of the greater of the benefit obligation and the fair value of the assets is amortized over the average remaining service period of the active employees (corridor approach). Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees.

An additional minimum liability is recognized in “Cumulative other comprehensive loss” in shareholders’ equity if the accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets, and this amount is not covered by the pension liability recognized in the balance sheet. An additional minimum liability has been recognized as of December 31, 2005, 2004 and 2003 in relation to pension plans offered to employees in North America.

3.12            Compensated absences

Compensated absences are accrued over the vesting period.

3.13            Stock based compensation plans

Gerdau Ameristeel and its subsidiaries and Gerdau (as from April 30, 2003) maintain stock based compensation plans (Note 25). The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations. SFAS No. 123 “Accounting for Stock-Based Compensation”, as amended  by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the fair value method prescribed by SFAS No. 123 been adopted. The Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) on January 1, 2006, and will recognize the expense associated with its stock option and similar plans using a fair value-based method beginning on January 1, 2006 (see discussion of “Recent accounting pronouncements not yet adopted” below).

The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.

	2005	2004	2003

Net income as reported	1,117,521	1,158,358	510,164
Reversal of stock-based compensation cost included in the determination of net income as reported	173	194	124

Stock-based compensation cost following the fair value method	(1,202)	(998)	(556)
Pro-forma net income	1,116,492	1,157,554	509,732

Earnings per share - basic
Common - As reported and pro-forma	1.68	1.74	0.76
Preferred - As reported and pro-forma	1.68	1.74	0.76

Earnings per share - diluted
Common
As reported	1.67	1.74	0.76
Pro-forma	1.67	1.74	0.76

Preferred
As reported	1.67	1.74	0.76
Pro-forma	1.67	1.74	0.76

Gerdau Ameristeel also offers several shared based compensation plans. For the plans described in Note 25.2 as 2005 LTI Plan, 2004 Stakeholder Plan, Ameristeel Plan, SAR Plan, and Equity Ownership Plan an expense is recognized over the vesting period at the amount of the fair value of the instrument at the date of grant which is subsequently marked-to-market.

3.14            Revenue recognition

Revenues from sales of products are recognized upon delivery to customers, when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

3.15            Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the application of the liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

Deferred tax assets are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

3.16            Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.

Basic EPS excludes dilution, while diluted EPS reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A and, during the year ended December 31, 2005, the potential dilution from the potential settlement in shares of Gerdau S.A. of the commitment to acquire additional shares of Diaco (Note 4.1) and of the options granted to minority shareholders of Sipar Aceros to sell additional shares to the Company (Note 4.2). The Company uses the “treasury stock” method to compute the dilutive effect of those instruments.

All EPS data is calculated giving retroactive effect to the stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 17.1). EPS is presented on a per share basis (Note 19).

3.17            Dividends and interest on equity

The Company’s By-Laws require it to pay to its Common and Preferred shareholders annual dividends of at least of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in the financial statements once declared by the Annual General Meeting.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders with respect to interest on equity at the rate of 15%.

3.18            Environmental and remediation costs

Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company’s operations, are capitalized or charged against earnings, as appropriate. The Company provides for potential environmental liabilities based on the best estimate of potential clean-up and remediation estimates for known environmental sites. Management believes that, at present, each of its facilities is in substantial compliance with the applicable environmental regulations.

3.19            Advertising costs

Advertising costs included in selling and marketing expenses were $25,661, $13,656 and $12,884 for the years ended December 31, 2005, 2004, and 2003 respectively. No advertising costs have been deferred.

3.20              Treasury stock

Common and preferred shares reacquired are recorded under “Treasury stock” within shareholders’ equity at cost. Sales of treasury stock are recorded at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

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

The Company held derivatives (swaps) which qualified as cash flows hedges only in the subsidiaries in North America in the year ended December 31, 2003. Swaps are recognized on the balance sheet at fair value with unrealized gains and losses on the mark-to market valuation of the swaps qualifying for cash flow hedge recorded in other comprehensive income (loss) except for any ineffective portion which is recorded against income. Derivatives that did not qualify as cash flow hedge are recognized at fair value on the balance sheet with unrealized gains and losses recognized in the consolidated statement of income.

3.22            Statement of cash flows

In prior years, the Company presented cash flows relating to trading securities as cash flows from investing activities. These consolidated financial statements have been revised to reflect the cash flows from such securities as operating cash flows. This change resulted in a decrease and increase in operating cash flows for the years ended December 31, 2004 and 2003  of $ 76,433 and $ 142,792, respectively, with a corresponding opposite effect on investing cash flows.

3.23            Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. In December 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The Company adopted FIN 46-R as of January 1, 2004 and has concluded that it does not have any interest on VIEs.

3.24            Recent accounting standards not yet adopted

In December 2004, the FASB issued its Statements of Financial Accounting Standards (“SFAS”) No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS No. 153 will have a material impact on the company’s consolidated financial position or results of operations.

On December 16, 2004, the FASB issued its SFAS No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use Option 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vested period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement 123. On April 14, 2005 the United States Securities and Exchange Commission (“SEC”) amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005.

Had the provisions of Statement 123R been applied for the year ended December 31, 2005 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 3.13.

In November 2004, the FASB issued SFAS no. 151, Inventory Costs, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin no. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of “so abnormal”, which was not a defined term. SFAS no. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 151 will have a material impact on the company’s consolidated financial position or results of operations.

4                             Acquisitions

4.1                   Diaco and Sidelpa

On December 23, 2004, the Company reached an agreement with the Mayaguez Group and Latin American Enterprise Steel Holding (“LAESH”), majority shareholders of Diaco and Sidelpa to buy shares owned by those investors in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, and Sidelpa is the only producer of specialty steel in that country

Closing of the transactions was subject to several conditions precedent. Upon entering into the agreement, the Company made a deposit of $68,500 in favor of certain trusts created for this transaction. Gerdau also has committed to acquire additional shares of Diaco in a period no longer than eight years.

Diaco

During September 2005 the conditions precedent for the Diaco acquisition were met, including the execution by Diaco of a public offer in the Colombian market to acquire shares owned by minority shareholders and the delisting of Diaco from the stock exchange in Colombia. On September 30, 2005, the Company concluded all steps required to obtain a 57.11% voting and total interest in Diaco, obtaining a controlling interest. As a result,  Diaco shares acquired by the Company through Cerney Holding Limited, a wholly-owned subisidiary, were transferred from a trust to the Company, and the amount of  $49,205 was transferred from such trust to the sellers while an additional amount of $6,762 was paid in cash by the Company.

This transaction was accounted following the purchase method. No goodwill resulted from this acquisition as result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Current assets	81,522
Non-current assets	99677
Current liabilities	(53,210)
Non-current liabilities	(29,993)
Fair value of net assets acquired	97,996
% of interest acquired	57.11%
Purchase price consideration, at fair value	55,967

As result of the conditions precedent being met, Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013. Gerdau has the option to anticipate such purchase by acquiring 50% of the additional interest in March 2008 and the other 50% in March 2009. Settlement of the acquisition of the additional interest can be made in cash or in shares of Gerdau at the option of the sellers. The terms of the agreement establishes a formula to determine the purchase price which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in net equity of Diaco. The Company has recorded this forward commitment to purchase additional shares at its estimated fair value which at December 31, 2005 amounts to $7,529 and is presented within “Other non-current assets” Changes in fair value have been recognized in income in “Other operating income (expenses), net”. The balance of the advance deposit originally made in December 2004, amounting to $14,895 as of December 31, 2005, is expected to be used to partially pay for the acquisition of this additional interest.

Sidelpa

On November 19, 2005, all the conditions precedent related to the acquisition of Sidelpa were met and Cerney Holding Limited obtained a 97.01% interest in Sidelpa, obtaining its control. As a result of this transaction, an amount of $4,400 was transferred form a trust to the former owners of Sidelpa, and $6,224 was paid in cash.

This transaction was accounted following the purchase method. No goodwill resulted from this transaction as a result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Current assets	21,977
Non-current assets	15,324
Current liabilities	(8,660)
Non-current liabilities	(17,690)
Fair value of net assets acquired	10,951
% of interest acquired	97.01%
Purchase price consideration, at fair value	10,624

4.2      Sipar Aceros

On September 15, 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros, a rolling steel mill located in Santa Fé, Argentina, on which the Company already had a 38.46% interest. The company paid $16,687 in cash on September 15, 2005 and will pay an additional amount of $23,947 during the next three years without interest on those additional payments. Total consideration for the purchase of such interest, considering the financed portion of the purchase price at fair value, amounts to $37,340.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as from September 15, 2005. Previous to this date, this investment was accounted for following the equity method.

This transaction was accounted under the purchase method, and an allocation of fair value of assets and liabilities was performed which resulted in the recognition of goodwill of $16,721. Goodwill has been fully allocated to the reporting unit “Sipar Aceros”, a component of the segment “South America (except Brazil)”, which represents a reporting unit as defined by SFAS No. 142 “Goodwill and Intangible Assets”.

The following table summarizes the fair value of assets and liabilities acquired in this transaction and the resulting goodwill:

Current assets	62,451
Non-current assets	50,262
Current liabilities	(31,389)
Non-current liabilities	(16,008)
Fair value of net assets acquired	65,316
% of interest acquired	35.98%
Fair value of interest acquired on net assets	23,501
Purchase price consideration, at fair value	37,340
Put options granted to minority shareholders at the time of acquisition	2,881
Determination of goodwill	16,721

Under the terms of the agreements, some of the selling shareholders have options to sell additional shares of Gerdau Sipar Inversiones S.A. (parent company of Sipar Aceros) to the Company, at a fixed amount, until September 2007. Initial fair value of those put options amounting to $2,881 was considered in the purchase price consideration, and subsequent changes in their fair value are recorded in income. On December 31, 2005, the fair value of the put options amount to $5,818 and is recorded on “Other non-current liabilities”, and has generated a loss of $2,937 during 2005, recorded in “Other operating income (expenses), net”.

4.3                     Gate City and RJ Rebar, Inc

On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City’s and RJ Rebar, Inc.’s rebar fabrication facilities in the Midwest of the United States with annual production capacity of approximately 150,000 tons for approximately $16,400. As a result of this transaction, $4,748 of goodwill was recorded.

4.4                   North Star assets

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities consist of four long steel product mini-mills all of which are located in the United States in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities also in the United States — one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton mini-mills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the mini-mills’ raw material needs. North Star’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries. The purchase price for the acquired assets was $266,000 in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181,000 of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51,790. This amount was accrued as of December 31, 2004 and paid during 2005.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004:

Net assets (liabilities) acquired
Current assets	325,751
Current liabilities	(67,674)
Property, plant and equipment	86,244
Other long-term liabilities	(23,789)
320,532

Purchase price	266,000
Plus transaction costs	2,742
Accrued working capital adjustment	51,790
320,532

No goodwill was recognized for this acquisition.

4.5                   Assets and liabilities of Potter Form & Tie Co.

On March 19, 2004 Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest of United States, for approximately $11,100. As a result of this transaction, $1,351 of goodwill was recorded.

4.6                   Gerdau Ameristeel

(a)                        On March 31, 2003 Gerdau Ameristeel completed an exchange of minority shares of its subsidiary Ameristeel Corporation (“Ameristeel”, currently named Gerdau Ameristeel US Inc.) for shares of Gerdau Ameristeel. Minority shareholders of Ameristeel, mostly executives and employees, exchanged 1,398,501 shares of Ameristeel for 13,199,260 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to one. As a result, Ameristeel became a wholly owned subsidiary of Gerdau Ameristeel, and the participation of the Company in Gerdau Ameristeel was reduced from 74% to 67%.

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

All the shares were acquired by the Company for a total purchase price of $97,771, and, as a result of the transaction, the Company increased its interest in Gerdau Ameristeel from 69% to 72%. The transaction was accounted as a step acquisition and the purchase price has been allocated to assets acquired and liabilities assumed. No goodwill resulted from the purchase price allocation.

(d)                     On October 15, 2004, Gerdau Ameristeel issued 70,000,000 common shares at a value of Cdn $5.90 per share ($4.70 per share at the exchange rate on the date of the transaction) totaling net proceeds of approximately $322,700 after deducting underwriters’ fees and estimated expenses. Gerdau purchased 35,000,000 of the common shares, representing 50% of the total common shares offered, for total net proceeds of $161,350 also after deducting underwriters’ fees and expenses. As a result of acquiring a percentage below its previous holding of shares in Gerdau Ameristeel, Gerdau’s interest in Gerdau Ameristeel was diluted to approximately 67%.

Subsequently, on November 18, 2004, the underwriters of the public offering of common shares above exercised their over-allotment option to purchase an additional 4,381,000 common shares of Gerdau Ameristeel at the initial public offering price of Cdn $5.90 per share. As agreed to in a subscription agreement with Gerdau Ameristeel, Gerdau S.A. purchased the same number of additional common shares as the underwriters pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price. The net proceeds to Gerdau Ameristeel after deducting underwriters’ fees and estimated expenses amounted to $39,946 of which $19,973 were paid by Gerdau. As a result of acquiring a percentage below to its previous holding of shares in Gerdau Ameristeel, Gerdau’s interest in Gerdau Ameristeel was diluted to approximately 66.5%.

As the new shares were issued at a price higher than the average carrying amount of the shares held by the Company, Gerdau recorded a gain in the amount of $2,742 presented as “Gain on change of interest” in the consolidated statement of income.

4.7      Margusa

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

The following table summarizes the fair value of assets acquired and liabilities assumed for Margusa at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	2,365
Current liabilities	(2,683)
Property, plant and equipment	7,567
Goodwill	11,158
Other long-term liabilities	(2,070)
Net assets acquired and purchase price	16,337

4.8                   Açominas

Common control transaction during the year ended December 31, 2003

On November 28, 2003 Gerdau transferred all the assets and liabilities of its steel operations in Brazil to its subsidiary Aço Minas Gerais S.A. - Açominas (“Açominas”) as a capital contribution. The other shareholders made no contributions and as a result Gerdau increased its ownership in voting and total shares of Açominas from 79% to 92%. The company was renamed Gerdau Açominas S.A. (“Gerdau Açominas”).

In accordance with SFAS 141, this transaction is defined as a common control transaction (because the transaction did not involve the acquisition of shares held by minority shareholders, but rather the issuance of new shares to the Company by Açominas) and is accounted for using the carrying value of assets and liabilities being transferred. The decrease in the minority interest in Açominas as the result of the increase in participation from 79% to 92% exceeds the increase in minority interest resulting from transferring net assets previously wholly owned to Açominas on which the Company has, as the result of the transaction, a 92% participation. The resulting net credit amounted to $130,034 and was allocated, considering deferred income tax effects, to reduce the carrying value of property, plant and equipment of Gerdau Açominas.

4.9      Pro-forma financial data (Unaudited)

The following unaudited pro forma data summarizes information about the results of operations of the Company for the periods indicated as if the acquisition of Diaco, Sidelpa and Sipar Aceros had been completed as of January 1, 2004. The pro forma information gives effect to actual operating results prior to the acquisition adjusted to include primarily adjustments for amortization of property, plant and equipment considering its estimated fair value. The unaudited pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date or the results that may be achieved in the future.

	2005	2004
Net Sales	9,286,477	7,263,243
Net Income	1,152,866	1,195,681
Earnings per share
Common and preferred - basic	1.74	1.80
Common and preferred - dilluted	1.73	1.79

5          Short-term investments

	2005	2004
Investment funds	295,888	119,620
Brazilian government debt securities	803,560	73,127
Debt securities	604,668	88,922
Equity securities	57,305	122,843
	1,761,421	404,512

6                             Trade accounts receivable, net

	2005	2004
Trade accounts receivable	814,030	869,020
Less: allowance for doubtful accounts	(34,504)	(33,536)
	779,526	835,484

7                             Inventories

	2005	2004
Finished products	642,545	648,069
Work in process	250,144	255,862
Raw materials	555,783	488,326
Packaging and maintenance supplies	171,669	176,501
Advances to suppliers of materials	42,320	25,360
	1,662,461	1,594,118

8                             Tax credits

Current assets
	2005	2004
Brazilian value-added tax on sales and services - ICMS	26,487	36,747
Brazilian excise tax - IPI	584	1,246
Brazilian withholding taxes	12,740	3,080
Brazilian tax for financing of social integration program - PIS	8,476	13,599
Brasilian tax for social security financing - COFINS	19,191	21,210
Other	10,965	26
	78,443	75,908

Non-current assets
	2005	2004
Brazilian value-added tax on sales and services - ICMS	44,164	23,368
Brazilian tax for financing of social integration program - PIS	41,221	—
Brasilian tax for social security financing - COFINS	17,457	—
	102,842	23,368

9                             Balances and transactions with related parties

	2005	2004
Other non-current assets
Loans and advances to directors	559	947
Intercompany debt - MG	58	100
Receivable from Fundação Gerdau	126	491

Other current liabilities
Payable to Florestal Rio Largo Ltda.	51	—
Payable to Santa Felicidade S.A.	4	—
Payable to Sipar Aceros S.A.	—	74

In addition to the balances in the table presented above:

•                  Banco Gerdau S.A. is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The funds administered as of December 31, 2005 amounted to $1,281,498 (2004 - $80,479) and its investments consist of time deposits and debentures issued by major Brazilian banks, and treasury bills issued by the Brazilian government. Income earned on the Company’s investment in the fund aggregated $111,737 in 2005, $18,941 in 2004 and $13,265 in 2003, representing average yields of 16.2%, 15.8% and 25.8%, respectively.

•                  INDAC — Indústria, Administração e Comércio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt of the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2005 amounted to $702,549 (2004 - $435,734).

•                  The Company paid a fee to Grupo Gerdau Empreendimentos Ltd., an affiliate holding company controlled by the Gerdau family, amounting to $246 (2004 - $226) for the use of the Gerdau name.

•                  The Company usually sell and purchase debentures issued by Gerdau S.A. to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

10           Property, plant and equipment, net

	2005	2004
Buildings and improvements	1,062,673	899,419
Machinery and equipment	3,372,850	2,797,614
Vehicles	19,685	14,174
Furniture and fixtures	29,621	35,803
Other	234,757	96,386
	4,719,586	3,843,396
Less: Accumulated depreciation	(2,196,841)	(1,649,743)
	2,522,745	2,193,653
Land	209,023	222,534
Construction in progress	786,194	374,014
Total	3,517,962	2,790,201

Construction in progress as of December 31, 2005 represents principally amounts invested in the construction of a new industrial facility in the State of São Paulo, Brazil, as well as in the expansion of Ouro Branco industrial facility. The Company capitalized interest on construction in progress in the amount of $35,272 in 2005, $12,157 in 2004 and $7,112 in 2003

As of December 31, 2005, machinery and equipment with a net book value of $358,011 (2004 - $259,205) was pledged as collateral for certain long-term debt.

11                      Equity investments

	2005	2004

Joint-ventures in the United States:
Gallatin Steel Company	137,127	162,312
MRM Guide Rail	6,790	6,631
Bradley Steel Processors	9,523	8,852
Sipar Aceros S.A.	—	9,368
Armacero Industrial y Comercial Ltda.	4,174	3,206
Dona Francisca Energética S.A.	21,745	17,398
	179,359	207,767

The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings have been included in these consolidated financial statements.

The following table sets forth selected data for the Company’s joint ventures in the United States:

	2005	2004
Balance Sheet
Current assets	96,411	128,004
Property, plant and equipment, net	132,768	132,472
Current liabilities	31,558	27,517
Long-term debt	1,678	1,709
Statement of Income
Sales	443,728	465,493
Operating income	91,091	142,429
Income before income taxes	91,301	142,538
Net Income	91,201	141,474

12                      Goodwill

	2005				2004
	Long	North	South		Long	North	South
	Brazil	America	America	Total	Brazil	America	America	Total

Balance at the beginning of the year	11,158	122,663	7,642	141,463	—	116,564	2,967	119,531

Goodwill arising on acquisition of
Armacero Industrial y Comercial Ltda.		—	—	—		—	—	—
Gate City and RJ Rebar, Inc. (Note 4.3)	—	53	—	53	—	4,748	—	4,748
Potter Form & Tie Co (Note 4.5)	—	—	—	—	—	1,351	—	1,351
Maranhão Gusa S.A. Margusa (Note 4.7)	—	—	—	—	11,158	—	—	11,158
Sipar Aceros S.A. (Note 4.2)	—		—	16,721	16,721	—	—	—
Other aquisitions	—	—	—	—	—	—	3,075	3,075
Impairment of Margusa goodwill	(13,038)	—	—	(13,038)	—	—	—	—
Effect of exchange rate on goodwill of
operations in South America and Brazil	3,114	—	(459)	2,655	—	—	1,600	1,600

Balance at the end of the year	1,234	122,716	23,904	147,854	11,158	122,663	7,642	141,4

The Company performed the annual impairment test required by SFAS 142 as of December 31, 2005. The Company identified that goodwill allocated to its reporting unit Margusa (a pig iron producer reported within the reporting segment Long Brazil) acquired in 2003 has been impaired. The main reason for the goodwill impairment is the reduction in pig iron prices during 2005 in the Brazilian and foreign markets as well as the appreciation of Brazilian real against the US dollar during 2005 with both factors negatively affecting profitability of Margusa. Other brazilian pig iron producers experienced similar situations during 2005. The Company uses EBITDA multiples of comparable companies in order to estimate the fair value of its reporting units including Margusa. This computation resulted in the recognition of a loss of $13,038, recorded under “Other operating income (expenses)”, net.

13       Accrued pension and other post-retirement benefits obligation

13.1    Summary of amounts recognized in the balance sheet

The amounts recognized in the balance sheets are as follows:

	2005	2004
Non-current liabilities
Brazilian pension obligation (Gerdau plan)	7,534	12,751
North American pension obligation	96,060	58,092
North American obligation other than pension	51,133	49,082

Accrued liability related to pension and other benefit obligation	154,727	119,925

Non-current assets
Prepaid pension cost for the Brazilian plans (Gerdau Açominas plan)	72,498	53,276

13.2              Pension Plans

The Company and other related companies in the Conglomerate co-sponsor pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil, including Gerdau Açominas as from its consolidation. The Brazilian Plans consist of a plan for the former employees of Açominas and its subsidiaries (“Gerdau Açominas Plan”) and another plan for the employees of its other operations in Brazil (“Gerdau Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, Gerdau Ameristeel and its subsidiaries sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees’ compensation and totaled $1,703 in 2005, $960 in 2004 and $697 in 2003. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $5,400,  $3,400 and $2,600 in 2005, 2004 and 2003, respectively.

Brazilian Plans

Net periodic pension benefit relating to the defined benefit component of the Brazilian Plans was as follows:

	2005	2004	2003
Service cost	10,133	6,838	5,374
Interest cost	31,200	22,341	16,057
Expected return on plan assets	(50,090)	(35,542)	(21,712)
Plan participants’ contributions	(2,155)	(1,778)	(1,375)
Amortization of unrecognized gains and losses, net	(1,830)	(2,434)	(1,569)
Amortization of prior service cost	467	293	941
Amortization of unrecognized transition benefit	(349)	(299)	(284)
Net pension benefit	(12,624)	(10,581)	(2,568)

The funded status of the defined benefit components of the Brazilian Plans was as follows:

	2005	2004
Plan assets at fair value	502,076	372,043
Projected benefit obligation	328,789	253,593
Funded status	173,287	118,450

Unrecognized net transition benefit	(2,253)	(2,307)
Unrecognized prior service cost	8,036	7,515
Unrecognized net gains	(114,106)	(83,133)
Amounts recognized in the balance sheet, net	64,964	40,525

Additional information for the Brazilian Plans is as follows:

	2005	2004
Change in benefit obligation
Benefit obligation at the beginning of the year	253,593	198,789
Service cost	10,133	6,838
Interest cost	31,200	22,341
Actuarial loss	6,561	7,235
Benefits paid	(8,183)	(6,144)
Plan amendments (a)	—	3,957
Effect of exchange rate changes	35,485	20,577
Benefit obligation at the end of the year	328,789	253,593

	2005	2004
Change in plan assets
Fair value of plan assets at the beginning of the year	372,043	291,120
Actual return on plan assets	77,512	51,280
Employer contributions	5,647	4,447
Plan participants’ contributions	2,155	1,778
Benefits paid	(8,183)	(6,144)
Effect of exchange rate changes	52,902	29,562
Fair value of plan assets at the end of the year	502,076	372,043

Expected benefit payments
2006		9,680
2007		12,344
2008		14,167
2009		15,981
2010		17,898
2011 - 2015		128,133

(a) During 2004 amendments were introduced to the terms of the Gerdau Plan which include deferred benefits proportional to time of service, modification of withdrawal provisions, pension benefits in case of death as result of labor accidents, and changes in minimum benefits. The effect of the amendments was deferred and is being recognized as part of the pension benefit costs during the expected average future service time of the participants (approximately 16 years).

The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider annual inflation of 5%.

Assumptions used to determine benefit obligations (in % per year):

	2005	2004
Discount rate	11.30%	11.30%
Rate of increase in compensation	8.68%–9.20%	8.68%–9.20%

Assumptions used to determine net periodic benefit cost for the year (in % per year):

	2005	2004	2003
Weighted-average discount rate	11.30%	11.30%	10.25%
Rate of increase in compensation	8.68%–9.20%	8.68%–9.20%	9.20%
Long-term rate of return on plan assets	12.35%	12.35%	10.25%

The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories’ returns are based on long term macroeconomic scenarios.

Brazilian Plan assets as of December 31, 2005 include shares of Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and of Gerdau in the amounts of $9,239, $6,318, $1,085, $1,482,  and $13,581, respectively (2004—Gerdau Açominas—$15,983 and Gerdau—$18,596) and shares of Metalúrgica Gerdau S.A of $14,716 (2004 - $15,433).

The Brazilian Plans are managed by Gerdau—Sociedade de Previdência Privada (“Gerdau Plan”) and Fundação Açominas de Seguridade Social—Aços (“Gerdau Acominas Plan”). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2006, by asset category, are as follows:

	Gerdau Plan		Gerdau Açominas Plan
	2005	2004	2005	2004
Accumulated benefit obligation	48,764	36,491	213,324	164,028

Allocation of assets by category
as of December 31
Equity Securities	28.93%	45.00%	13.89%	13.26%
Fixed income	71.07%	55.00%	82.70%	81.94%
Real estate	—	—	1.83%	3.29%
Loans	—	—	1.58%	1.51%
Total	100.00%	100.00%	100.00%	100.00%

	Gerdau Plan	Gerdau Açominas Plan
Target allocation of assets for 2006
Equity securities	30.00%	14.02%
Fixed Income	70.00%	82.35%
Real estate	—	2.01%
Loans	—	1.62%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%. The 2006 expected return for this asset mix is 15.54%. The expected employer contributions for 2006 are $999.

The Gerdau Açominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 57% to 100%, equities 0% to 35%, real estate allocation 0% to 5% and loans 0% to 5%. The expected employer contributions for 2006 are $6,015.

The measurement date for the Gerdau Plan is December 31 and for the Gerdau Açominas Plan is November 30.

North American Plans

The components of net periodic pension cost for the North American Plans are as follows:

	2005	2004	2003
Service cost	16,918	10,980	8,027
Interest cost	24,537	22,274	20,831
Expected return on plan assets	(24,388)	(20,975)	(18,683)
Amortization of transition liability	198	174	162
Amortization of prior service cost	1,374	293	461
Amortization of unrecognized gains and losses, net	3,549	2,214	957
Settlement loss	—	—	140
Net pension expense	22,188	14,960	11,895

Settlement losses were recognized in 2003 due to payments to former employees under the former Co-Steel plans.

The funded status of the North American Plans is as follows:

	2005	2004
Plan assets at fair value	361,414	322,719
Projected benefit obligation	501,636	416,634
Funded status	(140,222)	(93,915)
Unrecognized prior service cost	6,607	5,962
Unrecognized transition liability	1,723	1,857
Unrecognized net gains and losses	98,763	52,610
Additional minimum liability	(62,931)	(24,606)
Accrued pension liability recognized in the balance sheet	(96,060)	(58,092)

Additional information required for the North American Plans is as follows:

	2005	2004
Change in benefit obligation
Benefit obligation at the beginning of the year	416,634	359,568
Service cost	16,918	10,980
Interest cost	24,537	22,274
Amendments	1,731	3,149
Actuarial loss	51,018	25,193
Benefits paid	(17,971)	(19,381)
Foreign exchange loss	8,769	14,851
Benefit obligation at the end of the year	501,636	416,634

	2005	2004
Change in plan assets
Plan assets at the beginning of the year	322,719	278,243
Employer contributions	22,805	20,815
Benefits paid	(17,971)	(19,381)
Actual return on assets	27,201	30,509
Foreign exchange gain	6,660	12,533
Plan assets at the end of the year	361,414	322,719

The North American Plans were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants

Expected benefit payments
2006	18,467
2007	19,136
2008	20,188
2009	21,383
2010	22,786
2011—2015	140,390

Assumptions used in accounting for the North American Plans were:

Assumptions used to determine benefit obligations:

	2005	2004
Discount rate	5.00%–5.75%	5.75%–6.00%
Rate of increase in compensation	2.50%–4.25%	2.50%–4.25%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2005	2004
Weighted-average discount rate	5.75%– 6.50%	6.2%–6.50%
Rate of increase in compensation	2.50%– 4.25%	2.0%–4.50%
Long-term rate of return on plan assets	7.50%– 8.40%	7.25%–8.40%

The pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows.

	2005	2004
Equity securities	66.30%	67.30%
Debt securities	31.70%	26.50%
Real estate	—	2.70%
Other	2.00%	3.50%
Total	100.00%	100.00%

Gerdau Ameristeel has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% to 85% in equity securities, 20% to 35% in debt securities and 0% to 10% in real estate and other.

The Company expects to contribute $25,400 to its pension plans in 2006.

The measurement date for the North American Plans is December 31.

13.3            Other Post-Retirement Benefits

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

The components of net periodic pension cost for the post-retirement health benefits are as follows:

	2005	2004	2003

Service cost	1,450	1,133	880
Interest cost	2,736	2,153	2,247
Amoritzation of prior service cost	(329)	(212)	—
Recognized actuarial loss	98	30	—
Net post-retirement health expense	3,955	3,104	3,127

The following sets forth the funded status of the post-retirement health benefits:

	2005	2004
Plan assets at fair value	—	—
Projected benefit obligation	59,555	49,186
Funded status	(59,555)	(49,186)
Unrecognized prior service cost	(4,805)	(2,948)
Unrecognized net gains and losses	13,227	3,052
Accrued post-retirement health benefits recognized in the balance sheet	(51,133)	(49,082)

Additional information required for post-retirement health benefits is as follows:

	2005	2004
Change in the projected benefit obligation
Projected benefit obligation at the beginning of the year	49,186	38,554
Aquisition of North Star	—	8,716
Service cost	1,450	1,133
Benefits paid	(2,228)	(2,501)
Interest cost	2,736	2,153
Plan participants’ contributions	923	732
Foreign exchange loss	1,191	1,766
Amendments	(2,107)	(3,161)
Actuarial loss	8,404	1,794
Projected benefit obligation at the end of the year	59,555	49,186

	2005	2004
Change in plan assets
Plan assets at the beginning of the year	—	—
Employer contribution	1,305	1,769
Plan participants’ contributions	923	732
Benefits and administrative expenses paid	(2,228)	(2,501)
Plan assets at the end of the year	—	—

Expected benefit payments
2006	2,003
2007	2,159
2008	2,366
2009	2,551
2010	2,769
2011—2015	17,115

Assumptions used in the accounting for the post-retirement health benefits were:

	2005	2004
Health care—trend rate assumed for following year	9.50%–12.00%	9.50%–13.00%
Health care—Rate to which the cost is assumed to decline (ultimate trend rate)	5.50%	4.50%–5.50%
Year that the rate reaches the ultimate trend rate	2010–2013	2010–2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percent
	point increase	point decr
Effect on total of service and interest cost	785	(607)
Effect on postretirement benefit obligation	8,540	(6,829)

14       Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with interest rates ranging from 2.88% p.a. to 8.27% p.a. (2004 - from 3.77% to 10.50% p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

15       Long-term debt and debentures

Long-term debt consisted of the following as of December 31:

	Weighted average
	Annual Interest
	Rate% at	December 31,	December 3
	December 31, 2005	2005	2004
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	53,029	10,629
Financing for investments	IGP - M + 8.50%	9,617	—
Financing for machinery	TJLP + 3.50%	326,868	239,349

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços:
Working capital (US$)	7.70%	62,340	3,973
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	—
Financing for machinery and others (US$)	4.30%	342,387	233,531
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	232,298	236,553
Advances on exports (US$)	2.88%	325,499	290,115
Financing for investments (US$)	9.65%	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.04%	57,083	68,920
Working capital (Chilean pesos)	5.38%	213	6,124
Working capital (Colombian Pesos)	11.22%	22,436
Working capital (Argentinean Pesos)	8.27%	54
Financing for machinery (Chilean pesos)		—	12,370

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	400,275	397,986
Senior Secured Credit Facility (Canadian dollar—Cdn$ and US$)	5.75%		27
Industrial Revenue Bonds (US$)	1.74% to 6.48%	31,600	31,600
Other	3.75% to 5.25%	3,371	9,633
		2,488,209	1,540,810
Less: current portion		(255,178)	(260,294)
Long-term debt, excluding debentures, less current portion		2,233,031	1,280,516

IGPM (Índice Geral de Preços—Mercado—“General Index Price—Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas TJLP (Taxa de Juros de Longo Prazo—“Long term interest rate”): Interest rate set by the Brazilian Government used to index long term loans granted by BNDES—Banco Nacional de Desenvolvimento Econômico e Social.

Long-term debt matures in the following years:

2007	318,666
2008	345,223
2009	225,368
2010	156,898
2011	478,421
After 2011	708,455
2,233,031

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGP-M.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2005, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the US$ 600,000 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The bonds  do not have a stated  maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA S.A.

Most of debt in South America is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in US dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes, of which $35,000 were sold to a subsidiary of the Company. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. On October 31, 2005, Gerdau Ameristeel completed a renegotiation of the Senior Securted Credit Facility. The significant changes from the existing agreement include an increase of commitments up to $650,000 and an extension of the term to October 31, 2010. At December 31, 2005 there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $544,100 was available under the Senior Secured Credit Facility.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2005, Gerdau Ameristeel was in compliance with all of its debt covenants.

(d) Lines of credit:

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços have obtained a pre-approved line of credit from BNDES  for the purchase of machinery and related expenses for a  total amount of $384,500. Amounts will be released as investments are made by the subsidiaries and they present to  BNDES documentation supporting the investments made. On December 31, 2005, no amounts were withdrawn. These contracts are guaranteed by INDAC.

Gerdau Açominas also has available the following lines of credit:

•                  $240,000 from ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 7 years, with 2 grace years and 5 years for repayment. This amount will be used in the expansion of the Ouro Branco industrial facility. As of  December 31, 2005, $32,700 were drawn against this facility.

•                  $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.02% p.a. As of  December 31, 2005, $ 33,600 were drawn against this facility.

•                  $50,000 from BNP Paribas Brasil, maturing in 5 years, with 3 grace years  and 2 years for repayment, and bearing interest of 5.93% p.a. As of  December 31, 2005, all the amounts under the line were drawn.

•                  $201,000 from BNP Paribas — France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. As of  December 31, 2005, no amounts were withdrawn.

Gerdau AZA  has available the following lines of credit:

•                  $79,629 of lines for working capital, bearing interest of 3.6% p.a. On December 31, 2005, no amounts were withdrawn..

•                  $288 on lines for financing for machinery, bearing interest of 6.12% p.a. On December 31, 2005 there was nothing drawn against this facility.

Debentures

Debentures include five outstanding issuances of Gerdau and a convertible debentures of Gerdau Ameristeel as follows:

	Issuance	Maturity	2005	2004
Debentures, denominated in Brazilian reais
Third series	1982	2011	68,490	58,916
Seventh series	1982	2012	32,024	45,610
Eighth series	1982	2013	100,164	54,957
Ninth series	1983	2014	67,723	64,404
Eleventh series	1990	2020	67,611	36,991

Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	97,755	87,635

			433,767	348,513
Less: Debentures held by consolidated companies eliminated on consolidation			(18,396)	(2,645)
Total			415,371	345,868

Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(1,162)	(1,125)

Total debentures – long-term			414,209	344,743

(a) Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 16.17% and 23.25% during the years ended December 31, 2005 and 2004, respectively.

(b) Debentures issued by Gerdau Ameristeel Corp.

The unsecured subordinated convertible debentures issued by Gerdau Ameristeel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into Common Shares of Gerdau Ameristeel Corp. at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if Common Shares are issued in a customary offering. The debentures are redeemable at the option of Gerdau Ameristeel Corp. at par plus accrued interest. Gerdau Ameristeel Corp. has the right to settle the principal amount through the issuance of Common Shares based on their market value at the time of redemption.

16       Commitments and contingencies

16.1        Tax and legal contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2005, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2005	2004	2005	2004

Tax	103,345	66,237	52,548	34,326
Labor	21,155	18,676	9,179	7,773
Other	3,349	2,805	459	455
	127,849	87,718	62,186	42,554

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

•                              Of the total provision, $32,641 relates to a provision recorded by subsidiary Gerdau Açominas S.A. on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI — Imposto sobre Produtos Industrializados”) and related legal increases, due to transactions carried out under drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation, and during 2005 the Company has experienced an unfavorable decision on the administrative appeal on the subject. Management believes all transactions were carried out under the terms of the drawback concession granted, but decided to record a provision for probable losses on this matter due in part to legal counsel advice and due to the unfavorable decision in the administrative appeal.

•                              $19,173 related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais. During 2005, the subsidiary Gerdau Aços Longos has recorded $12,654 related to an unfavorable court rule in Minas Gerais, and this amount is considered sufficient to cover principal fiscal obligation, as well as interest on overdue payments.

•                              $3,133 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                              $8,541 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                              $12,784 on contributions due to the social security authorities which correspond to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $813 related to contributions for the Social Integration Program (“Programa de Integração Social” - PIS) and $2,952 related to Social Contribution on Revenues (“Contribuição para o Financiamento da Seguridade Social” - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

•                              $421 related to a lawsuit brought by the subsidiary Gerdau Açominas regarding the Government Severance Indemnity Fund surcharges (“Fundo de Garantia por Tempo de Serviço”—FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the outcome of the lawsuit was unfavorable to the Company, which was condemned to pay the principal amount which was previously deposited in court. The amount deposited in court has been released to the FGTS to settle the liability. The remaining amount provided for $ 421 relates to fines on the same matter, and the appeal from the Company on these fines is still pending of final decision.

•                              $14,481  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial”—ECE), as well as $8,406 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária—RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st , 2nd, , 3 rd , 4 th and 5 th Regions. The Company has fully deposited in court the amount of the disputed charges.

•                              During 2005, the Company has reversed $22,416 related to a contingency for compulsory loans to Eletrobrás, the government-owned energy company, for which the Company was claiming they were unconstitutional and did not make the compulsory loans during a certain period of time . The Company has reviewed the probability of loss and decided to reverse the provision originally recorded as result of the finalization by Eletrobrás during the last quarter of 2005 of the process by which it issued shares to companies who made the required compulsory loans. The Company has also reverted $3,061 related to Social Investment Fund (“Fundo de Investimento Social”—FINSOCIAL), because the previously pending proceedings were finished in the Superior Courts, so the process was finalized with a final loss for the Company.

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $13,853. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable , because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $116,203 The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal”—REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts on installments. Brazilian fiscal authorities are discussing the legality of $17,139 credits acquired from third parties and used to offset fines and interests incurred by the Company, under the terms of the Program. Brazilian fiscal authorities understands those credits should be offseted against debts of the owners of the credits in the first place, and only after that they would be eligible to transfer to third parties, but this understanding is based only on a Resolution of the Management Committee of REFIS, and not in an appropriate law, according to Company’s legal counsels.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $11,356 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program—PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2005 or in the next following years is only possible.

•                              During 2005 the Company has obtained a final non-appelabel favorable decision by court regarding the correction of PIS calculation under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88 on the last proceeding the Company had pending. Therefore, the Company has recorded $28,881 under “Other operating income, net” in the statement of income.

•                              The Company and its subsidiary Gerdau Açominas S.A. and Margusa—Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa—Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas S.A. was issued and has been appealed by Gerdau Açominas S.A.. The Company estimates a credit in the amount of $168,327.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2005 of $21,155. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2005, totaled $9,179.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $3,349 for these claims. Escrow deposits related to these contingencies, at December 31, 2005, amount to $459. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their  occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law—(“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico”—SEAE). The process was sent to the Administrative Council for Economic Defense—(“Conselho Administrativo de Defesa Econômica”—CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the abovementioned formal irregularities. If the Company is successful  on this proceeding CADE decision can be annulled in the future.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                              There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2005, was approximately $20,487. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $14,689 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determination of the amount finally due. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB—Brasil Resseguros S.A., and the Company received an advance of $26,488 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $46,994, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those costs will be recorded in the financial statements.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

16.2          Environmental liabilities

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16,400 and $16,200 as of December 31, 2005 and 2004, respectively. Of the costs recorded as a liability at December 31, 2005, the Company expects to pay approximately $3,300 within the year ended December 31, 2006.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the Environmental Protection Agency (EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16,600. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPs under which the Company’s allocation was approximately $1,800. One of the named PRPs is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA’s view of the Company’s allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company’s defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8,000 to $10,000. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1,600. EPA is in the process of finalizing a settlement with two of the five defendants for $1,700. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1,600 with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

The Company is not aware of any environmental remediation cost or liability in relation to its operations outside United States and Canada.

16.3            Other Claims

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

16.4            Other Commitments

The Company has the following long-term contracts with suppliers:

Operations in Brazil

The agreements establish minimum quantities and maximum quantities to be supplied by the third parties and purchased by us for iron ore, coal, energy (electricity and gas) and industrial gases.

Purchase price is determined as follows: (i) prices are adjusted on an annual basis by the supplier of iron ore and coal based on changes in prices in the international markets, (ii) electricity prices are set by the electric energy regulator for contracts in plants where we are “Captive consumers” as defined for electric regulatory purposes (ii) energy prices have been originally negotiated between Gerdau and the electricity generator company and annually adjusted based on contractual indexes in plants where we are “Free Consumers”, (iii) gas prices are established by the gas regulator for natural gas purchased,  and (iv) industrial gas prices have been originally negotiated between Gerdau and the supplier and adjusted on an annual basis based on a contractually agreed formula based on price indexes. Under current regulatory rules the Company may choose to change the electric generator company and the gas distribution company once the term of the existing agreements expire.

Contracts can be terminated by either party, trough the payment of penalty.

The Company also have agreements regarding the expansion of Ouro Branco mill. Those contracts were entered into during 2005, and consist of a series of agreements with several suppliers of machinery and equipment, which will be used in the new industrial facility. Total amount of these contracts was $434,492 as of December 31, 2005 with payments to be made for the goods purchased between March 2006 and August 2008. The main contract is related to the acquisition of a coke plant, a sinter plant and a blast furnace, in the amount of approximately $150,457 to be paid between March 2007 and May 2007.

Operations in North America

Most of the Company’s minimill in North America have long-term supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity.

16.5          Operating leases

The Company leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

Year Ending December 31,	Amount
2006	13,934
2007	10,850
2008	9,504
2009	7,575
2010	6,678
Thereafter	33,125
81,666

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

Rent expense related to operating leases, including monthly cancelable leases,  was $26,400,  $19,800 and $ 19,200 for the years ended December 31, 2005,   2004, and 2003, respectively.

16.6              Vendor financing

Gerdau Açominas S.A. provides guarantees to Banco Gerdau S.A. for financing sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2005, customer guarantees provided by the company totaled $18,173. Since Banco Gerdau S.A. and Gerdau Açominas S.A. are under the common control of MG, this guarantee is not covered by the recognition requirements of FASB Interpretation No 45 (“FIN 45”).

17                      Shareholders’ equity

17.1            Share capital

As of December 31, 2005, 154,404,672 shares of Common stock and 290,657,361 shares of Preferred stock had been issued (231,607,008 and 435,986,041, respectively, after the stock bonus described in Note 27). The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares, as result of an increase in authorized capital approved in the Extraordinary Shareholders Meeting held on December 30, 2005. Only the Common shares are entitled to vote. Under the Company’s By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

The Board of Directors approved on its meeting held on March 31, 2005 a bonus to both common and preferred shareholders of 50 shares per 100 shares held.

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

At December 31, 2005, the Company held in treasury 3,045,695 preferred shares (4,568,542 after the stock bonus described in Note 27) at a cost of $21,951 (December 31, 2004 - 2,539,800 preferred shares at a cost of $15,256 which represent 3,539,700 preferred shares after the stock bonus described in Note 27).

The following sets forth the changes in the number of the Gerdau’s shares from January 1, 2003 through December 31, 2005 (including the effects of stock bonus described on Note 27):

	Common	Preferred	Treasury Stock
	Shares	Shares	Preferred

Balances as of January 1, 2003	39,590,941,783	74,527,528,780	—
Shares issued as a result of stock bonus	11,877,282,535	22,358,258,634	—
Effect of reverse 1,000 for 1 stock split	(51,416,756,094)	(96,788,901,627)	—
Acquisition of treasury stock	—	—	345,000

Balances as of December 31, 2003	51,468,224	96,885,787	345,000
Shares issued as a result of stock bonus	51,468,224	96,885,787	345,000
Acquisition of treasury stock	—	—	883,200

Balances as of December 31, 2004	102,936,448	193,771,574	1,573,200
Shares issued as a result of stock bonus	51,468,224	96,885,787	786,600
Acquisition of treasury stock	—	—	740,200
Employee stock options exercised	—	—	(54,305)

Balances as of December 31, 2005	154,404,672	290,657,361	3,045,695

Shares issued as a result of stock bonus (Note 27)	77,202,336	145,328,681	1,522,848

Balances as of December 31, 2005 adjusted by stock bonus	231,607,008	435,986,042	4,568,543

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

17.3            Statutory reserve

The Board of Directors may propose to the shareholders to transfer at least 5% of net income for each year to a statutory reserve (Reserva de Investimentos e Capital de Giro—Reserve for investments and working capital). The reserve will be created only if it does not affect minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve may be used for absorbing losses, if necessary, for capitalization, for payment of dividends or to repurchase shares.

On April 11, 2005, an amount of R$1,735,657 thousand (equivalent to $673,178 at the exchange rate of April 11, 2005), was recorded as of December 31, 2004 as part of a statutory reserve within Retained earnings was capitalized.

On April 29, 2004 an amount of R$1,735,656 thousand (equivalent to $556,603 at the exchange rate of April 29, 2004) recorded as of December 31, 2003 as part of the statutory reserve within Retained earnings was capitalized by resolution adopted in the shareholders meeting held that day.

On April 30, 2003 an amount of R$400,536 (equivalent to $138,642 at the exchange rate of April 30, 2003) recorded as of December 31, 2002 as part of the statutory reserve within Retained earnings has been capitalized by resolution adopted in the shareholder meeting held that day.

17.4            Dividends

Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2005, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $851,655 (translated at the year-end exchange rate).

Aggregate dividends declared by Gerdau are as follows:

	2005	2004	2003
Common shares	155,882	67,725	40,917
Preferred shares	290,930	126,453	76,900
Total	446,812	194,178	117,817

18                      Accounting for income taxes

18.1            Analysis of income tax expense

Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

	2005	2004	2003
Current tax (benefit) expense:
Brazil	204,773	214,050	95,815
United States	125,717	101,381	700
Canada	1,099	1,216	713
Other countries	15,956	12,582	(9,416)
	347,545	329,229	87,812
Deferred tax (benefit) expense:
Brazil	97,818	61,050	(99,569)
United States	15,385	(4,870)	(28,067)
Canada	1,871	12,333	(13,014)
Other Countries	2,676	8,938	18,725
	117,750	77,451	(121,925)
Income tax (benefit) expense	465,295	406,680	(34,113)

18.2            Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	2005	2004	2003
Income before taxes and minority interest	1,761,725	1,722,065	525,674
Brazilian composite statutory income tax rate	34%	34%	34%
Income tax at Brazilian income tax rate	598,987	585,502	178,729
Reconciling items:
Foreign income having different statutory rates	11,388	8,266	(25,845)
Non-deductible expenses net of non-taxable income	(3,223)	(2,717)	(6,593)
Changes in valuation allowance	3,570	(120,317)	(137,333)
Defered tax asset valuation adjustment	—	(48,563)	—
Benefit of deductible interest on equity paid to shareholders	(1,231)	(37,866)	(40,058)
Tax deductible goodwill recorded on statutory books	(76,664)	—	—
Tax exempt in North America	(24,520)	(16,679)	(7,158)
Other, net	(43,012)	39,054	4,145
Income tax (benefit) / expense	465,295	406,680	(34,113)

18.3            Tax rates

Tax rates in the principal geographical areas in which the Company operates are presented below. Rates for Argentina and Colombia are presented only for 2005 when companies located in those countries have been consolidated by the Company:

	2005	2004	2003
Brazil
Federal income tax	25.00%	25.00%	25.00%
Social contribution	9.00%	9.00%	9.00%
Composite federal income tax rate	34.00%	34.00%	34.00%

United States
Composite federal and state income tax (approximate)	39.00%	39.00%	40.00%

Canadá
Federal income tax	22.12%	22.12%	22.12%
Provincial rate (approximate)	12.00%	12.00%	13.50%
Composite income tax rate	34.12%	34.12%	35.62%

Chile
Federal income tax	17.00%	17.00%	16.50%

Argentina
Federal income tax	35.00%

Colombia
Federal income tax	35.00%

18.4          Analysis of tax balances

The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

	2005	2004
Deferred tax assets
Property plant and equipment	96,185	105,361
Net operating loss carryforwards	63,692	146,222
Exchange gains taxable on a cash basis	(27,381)	(35,550)
Accrued pension costs	6,227	3,057
Accounting provisions not currently deductible	58,756	18,713
Other	18,416	(1,544)
Net deferred income tax assets	215,895	236,259

	2005	2004
Deferred tax liabilities
Net operating loss carryforwards	(26,925)	(39,481)
Accounting provisions not currently deductible	(8,707)	(11,258)
Accrued pension costs	(13,018)	(19,784)
Property plant and equipment	157,617	147,454
Other	37,395	(3,781)
Net deferred income tax liabilities	146,362	73,150

	2005	2004
Deferred tax balances
Deferred tax assets - current	34,183	82,829
Deferred tax assets - non-current	181,712	153,430
	215,895	236,259

Deferred tax liabilities - current	4,680	14,496
Deferred tax liabilities - non-current	141,682	58,654
	146,362	73,150

During 2004 $120,317 of the valuation allowance that was recognized in prior years on the deferred tax assets of Gerdau Açominas was reversed directly to income. The valuation allowance was reversed as a result of additional positive evidence during 2004 regarding the realization of the deferred tax assets, specifically (a) the expected generation of taxable income by Açominas and (b) the restructuring of the Brazilian operations described in Note 4.8 which allows the tax loss carryforwards of Gerdau Açominas to be utilized by all the steel operations of Gerdau in Brazil, which historically have presented taxable income. Brazilian tax law allows tax losses to be carried forward indefinitely, but the utilization of tax losses in a given year is limited to 30% of taxable income. As of December 31, 2005, the Company has total loss carryforwards for its operations in Brazil of $92,406, representing a deferred tax asset of $ 31,419. The Company believes it is more likely than not that tax loss carryforwards will be realized based on future taxable income from operations.

During 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $48,563 reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting, which resulted in a portion of the existing NOLs being reserved.   Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses, and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company’s ability to utilize NOLs that existed as of the date of an ownership change have been recognized.

As of December 31, 2005, Gerdau Ameristeel has a combined non-capital loss carryforwards of approximately $98,400 for Canadian tax purposes, representing a deferred tax asset of $ 32,275,  that expires on various dates between 2008 and 2012. Gerdau Ameristeel also has a combined net operating loss carryforwards of approximately $113,800 for U.S. federal and state income tax purpose, representing a deferred tax asset of $ 26,783,  that expires on various dates between 2006 and 2023. The Company believes it Canadian operations net deferred tax asset at December 31, 2005 of $23,400 is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary. During 2005, Gerdau Ameristeel recorded a valuation allowance of $3,570 against certain tax state tax loss carryforwards and recycling credits. Management believes that is more likely than not that these deferred tax assets will not be realized.

19                    Earnings per share (EPS)

Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect a stock bonus of 50 shares per 100 shares held approved on March 31, 2005 (Note 17.1) and a stock bonus of 50 shares per 100 held approved on March 31, 2006 (See Note 27).

Year ended December 31, 2005

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	155,882	290,930	446,812
Allocated undistributed earnings	234,027	436,682	670,709

Allocated net income available to Common and Preferred shareholders	389,909	727,612	1,117,521

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	432,165,971

Earnings per share (in US$)—Basic	1.68	1.68

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	727,612
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	2,138
729,750

Net income allocated to common shareholders	389,909
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(2,138)
387,771

Diluted denominator
Weighted—average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,165,971
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,265,290
Potential issuable preferred shares with respect to option to settle in shares of the Company (Note 4.1)	890,420
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.2)	533,371
Total	435,855,052

Earnings per share—Diluted (Common and Preferred Shares)	1.67

Year ended December 31, 2004

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	67,725	126,453	194,178
Allocated undistributed earnings	336,224	627,956	964,180

Allocated net income available to Common and Preferred shareholders	403,949	754,409	1,158,358

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	432,564,935
Earnings per share (in US$) – Basic	1.74	1.74

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	754,409
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	1,344
755,753

Net income allocated to common shareholders	403,949
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau	(1,344)
402,605

Diluted denominator
Weighted—average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,564,935
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,198,513
Total	434,763,448

Earnings per share—Diluted (Common and Preferred Shares)	1.74

Year ended December 31, 2003

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	40,917	76,900	117,817
Allocated undistributed earnings	136,130	256,217	392,347

Allocated net income available to Common and Preferred shareholders	177,047	333,117	510,164

Basic denominator
Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the average average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	435,921,354

Earnings per share (in US$)—Basic	0.76	0.76

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	333,117
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	221
333,338

Net income allocated to common shareholders	177,047
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau	(221)

176,826

Diluted denominator
Weighted—average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	435,921,354
Potential increase in number of preferred shares outstanding in respect of stock option plan	685,796
Total	436,607,150

Earnings per share—Diluted (Common and Preferred Shares)	0.76

20                      Fair value of financial instruments

Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

The fair value of the Senior Notes issued by Gerdau Ameristeel, was $448,538 and $474,863 as of December 31, 2005 and 2004. The fair value of the Convertible Debentures issued by Gerdau Ameristeel was $109,089 and  $105,574 as of December 31, 2005 and 2004, respectively. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of a investment bank.

The fair value of Guaranteed Perpetual Senior Securities issued by Gerdau S.A. was $615,000 as of December 31, 2005, based on quotations in the secondary market for this security.

The Company’s estimate of the fair value of the other financial instruments, which include receivables, accounts payable and long-term debt, approximates the carrying value.

21                      Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

As part of its normal business operations, Gerdau and Gerdau Açominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes            in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

The notional amount of such cross-currency interest rate swaps amounts to $7,902 ($58,204 as of December 31, 2004) and mature between January 2006 and March 2006 (January 2005 and March 2006 as of December 31, 2004) with Brazilian reais interest payable which varies between 85.55% to 92.80% of CDI (between 85.55% to 106.00% of CDI of December 31, 2004). There are no unrealized gains on swaps outstanding as of December 31, 2005 (no unrealized gains as of December 31, 2004) and unrealized losses amount to $6,786 as of December 31, 2005 ($14,775 as of December 31, 2004).

Gerdau Açominas also entered during 2005 into interest rate swaps where its receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $240,000 and expiration date of November 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2005, is a gain of approximately $2,333.

The Company has also obtained financing in Brazilian reais at fixed rates which also subject the Company to changes in the fair value of its debt as a result of changes in interest rates. As a result, the Company has entered during 2005 into interest rate swaps where it receives a fixed interest rate in brazilian reais and pays a variable interest rate based on CDI. The agreements have a notional value of $133,530 as of December 31, 2005 and expiration date between January 2006 and March 2006. There are $41 of unrealized gains as of December 31, 2005 (no unrealized gains as of December 31, 2004).

Operations in South America

The Company has also granted stock options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company as described in Note 4.2 The Company has a commitment to acquire an additional interest in Diaco as detailed in Note 4.1

Gerdau Ameristeel

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2005, was approximately $1,170 (December 31, 2004 - $4,018).

22                      Concentration of credit risks

The company Company’s principal business is the production and sale of long ordinary steel products, including crude steel; long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company’s sales during 2005 were made to civil construction and manufacturing customers.

Approximately 36.9% of the Company’s consolidated sales are to domestic Brazilian companies, 43.8% to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in other countries.

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

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil, Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America. Information for long steel products in Brazil and specialty steel products in Brazil has been presented in prior years aggregated under Long Brazil. As from this year, the Company separately presents information corresponding to long steel and specialty steel products in Brazil, including information for previous years.

The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

	Year-end December 31, 2005
							Adjust-
				South			ments	Total
		Açominas		America			and	as per
	Long	Ouro	Specialty	(except	North		recon-	financial
	Brazil	Branco	Steel	Brazil)	America	Total	ciliations	statements

Net sales	2,668,631	1,145,417	457,143	510,142	4,295,332	9,076,665	(182,233)	8,894,4
Financial income (expenses), net	89,743	(42,949)	3,534	(9,756)	(53,352)	(12,780)	25,366	12,5
Net income	671,088	210,837	140,754	71,063	292,698	1,386,440	(268,919)	1,117,5
Capital expenditures	280,662	224,156	33,506	153,402	135,864	827,590	(50,826)	776,7
Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,7
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,9

	Year-end December 31, 2004
							Adjust-
				South			ments	Total
		Açominas		America			and	as per
	Long	Ouro	Specialty	(except	North		recon-	financial
	Brazil	Branco	Steel	Brazil)	America	Total	ciliations	statements

Net sales	2,432,320	997,119	328,759	287,773	3,336,964	7,382,935	(430,786)	6,952,1
Financial expenses, net	(36,997)	31,266	3,490	1,692	66,894	66,345	(15,528)	50,8
Net income	360,933	340,112	114,332	65,642	337,669	1,218,688	(60,330)	1,158,3
Capital expenditures	230,477	100,155	13,672	10,310	435,752	790,366	(33,659)	756,7
Depreciation and amortization	78,629	100,101	10,134	10,643	89,321	288,828	(19,606)	269,2
Identifiable assets	1,475,305	1,311,979	174,190	251,790	2,309,948	5,523,212	(303,409)	5,219,8

	Year-end December 31, 2003
							Adjust-
				South			ments	Total
		Açominas		America			and	as per
	Long	Ouro	Specialty	(except	North		recon-	financial
	Brazil	Branco	Steel	Brazil)	America	Total	ciliations	statements

Net sales	1,444,448	785,317	15,357	169,640	1,927,839	4,342,601	188,368	4,530,9
Financial expenses, net	120,483	39,100	395	1,326	62,485	223,789	(31,062)	192,7
Net income	198,127	220,810	4,149	32,320	(21,208)	434,198	75,966	510,1
Capital expenditures	92,139	115,643	11,104	7,702	57,041	283,629	28,856	312,4
Depreciation and amortization	64,707	42,228	107	8,779	80,692	196,513	(14,110)	182,4
Identifiable assets	1,016,504	1,070,552	126,822	197,881	1,479,110	3,890,869	(322,893)	3,567,9

The segment information above has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

The Adjustments and Reconciliations column include the effects of differences between the criteria followed under Brazilian GAAP and the criteria followed in the consolidated financial statements. The differences that have the most significant effects are:

•                                          Segment information includes data from the join ventures Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail on a proportional consolidation basis, companies that are not included in the consolidated financial statements.

•                                          Net sales are presented net of freight costs, while freight costs are presented as part of Cost of sales in the consolidated financial statements.

•                                          Identifiable assets and depreciation and amortization in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition, while in the consolidated financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value.

•                                          Derivative financial instruments are not fair valued in the segment information while they are recognized at fair value in the consolidated financial statements.

•                                          Exchange gain and losses resulting from the translation of financial information of subsidiaries outside Brazil are recognized in income in the segment information while such effects are recognized directly in equity in the consolidated financial statements if the functional currency of the subsidiary is other than the Brazilian reais.

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from were the products have been shipped:

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	4,483,895	513,394	3,897,143	8,894,432
Long lived assets	2,325,507	245,073	1,283,856	3,854,436

	Year ended December 31, 2004
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	3,623,046	319,248	3,009,855	6,952,149
Long lived assets	1,762,517	163,233	1,220,321	3,146,071

	Year ended December 31, 2003
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	2,597,770	122,028	1,811,171	4,530,969
Long lived assets	1,422,121	134,437	1,030,257	2,586,815

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

24                      Valuation and qualifying accounts

Year ended December 31, 2005

			Amounts recorded on Income Statement		Effect of
	Balance at		Charges to		exchange	Balances
	beginning		cost and		rate	at end
Description	of year	Write-offs	expense	Reversals	changes (a)	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	33,536	(105)	1,453	(4,316)	3,936	34,504
Valuation allowance on deferred income tax assets	—	—	3,570	—	—	3,570
Reserves:
Provision for contingencies	87,718	—	57,387	(29,594)	12,338	127,849

Year ended December 31, 2004

			Amounts recorded on Income Statement		Effect of
	Balance at		Charges to		exchange	Balances
	beginning of		cost and		rate	at end
Description	year	Payments	expense	Reversals	changes (a)	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	27,476		5,370	(1,144)	1,834	33,536
Valuation allowance on deferred income tax assets	120,846	—	—	(120,317)	(529)	—
Reserves:
Provision for contingencies	102,060	(118,991)	93,162		11,487	87,718

Year ended December 31, 2003

			Amounts recorded on Income Statement		Effect of
	Balance at		Charges to		exchange	Balances
	beginning of		cost and		rate	at end
Description	year	Payments	expense	Reversals	changes (a)	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	15,139	—	6,714	—	5,623	27,476
Valuation allowance on deferred income tax assets	205,139	—	—	(137,333)	53,040	120,846
Reserves:
Provision for contingencies	45,304	(3,622)	44,361	(1,255)	17,272	102,060

The amount presented under “Reversals” with respect to provision for contingencies for the year ended December 31, 2005 correspond to the situation described in Note 16.

(a)        Includes the effect of exchange rates on balances in currencies other than the United States dollar.

25                      Stock based compensation

25.1          Brazil Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. The options must be exercised up to 5 years after vested.

A summary of the Brazil Plan is as follows (giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and to the stock bonus approved on March 31, 2006 (Note 27)):

	Year ended December 31, 2005		Year ended December 31, 2004
		Weighted average		Weighted averag
	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	3,859,304	2.50	2,052,207	1.84
Granted during the year	752,878	9.04	260,331	5.11
Shares issued in regards to share bonus (Note 17.1)	—	—	260,331	5.11
Shares issued in regards to share bonus (Note 27)	318,284	9.04	1,286,435	2.55
(-) Options forfeited	(62,005)	5.20	—
(-) Options exercised	(54,305)	2.75	—

Outstantind, end of year	4,814,156	3.98	3,859,304	2.50

All options granted through December 31, 2005 were granted to management or employees of the Company. There are no options exercisable at December 31, 2005 and the weighted average remaining contractual life is 0.82 years to options granted in 2003, 2.98 years to options granted in 2004 and 3.16 years to options granted in 2005.

The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2005 and 2004 following the Black & Scholes method, included in the pro-forma disclosures in Note 3.13 were as follows:

	Granted during the year
	2005	2004
Expected dividend yield	8%	7%
Expected stock price volatility	39%	43%
Risk-free rate of return	8%	8%
Expected period until exercise	4.15 year	4.9 year

25.2          Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below. One plan was formerly administered by Co-Steel and the remainder of the plans were formerly administered by the subsidiary AmeriSteel.

(a) Former Co-Steel Plan

Under the former Co-Steel plan, the Stock-Based Option Plan, Co-Steel was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

(b) Ameristeel Plans

Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel in 2002, minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau Ameristeel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003 (Note 4.6 a). All amounts presented in the discussion below have been, where appropriate, restated to reflect the historical shares at the exchanged value.

(b.1) 2005 LTI Plan

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the “2005 LTI Plan”). The 2005 LTI Plan is designed to reward the Company’s employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and will be payable 50% in options and 50% in phantom stock. The award is being accrued over the vesting period.

(b.2) 2004 Stakeholder Plan

For the year ended December 31, 2004, the Company’s Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the “2004 Stakeholder Plan”). The 2004 Stakeholder Plan is designed to reward the Company’s senior management with a share of the Company’s profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately

$14 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

(b.3) Ameristeel Plan:

Ameristeel had a long-term incentive plan available to executive management (the “Ameristeel Plan”) to ensure the Company’s senior management’s interest is congruent with it’s shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. The Plan provided for earned awards to vest and be paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of Ameristeel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of Ameristeel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. The awards were recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2005, 2004 and 2003, were $6,000, $1,300 and $150, respectively.

(b.4) SAR Plan

In July 1999, Ameristeel’s Board of Directors approved a Stock Purchase/SAR Plan (the “SAR Plan”) available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights (“SARs”) equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2005, 2004 and 2003, were $1,500, $6,400 and $3,500, respectively.

In July 2002, Ameristeel’s Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2005, 2004 and 2003, were $1,500, $14,300 and $5,900, respectively.

(b.5) Equity Ownership Plan

In September 1996, AmeriSteel’s Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the “Equity Ownership Plan”), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

A summary of Gerdau Ameristeel stock option plans is as follows:

	Year ended December 31, 2005		Year ended December 31, 2004
		Weighted- average		Weighted- average
Gerdau Ameristeel Plans	Number of shares	exercise price	Number of shares	exercise price
		(US$)		(US$)

Outstanding, beginning of year	2,833,288	5,94	3,606,570	6.41
Exercised	(443,371)	1.86	(374,609)	1.90
Forfeit	(26,341)	1.85	(76,973)	1.92
Expired	(99,000)	19.00	(321,700)	19.46
Outstanding, end of year	2,264,576	6.42	2,833,288	5.94

Options exercisable	2,128,241		2,350,378

The following table summarizes information about options outstanding at December 31, 2005:

		Weighted-average
	Number	remainig contractual	Weighted-average	Number exercisable
Exercise price range (US$)	outstanding	life	exercise price	at Dezember 31, 2005
			(US$)
$1.32 to $1.43	545,482	3.8	1.39	545,482
$1.80 to $1.91	671,369	5.2	1.84	535,034
$2.11 to $2.96	454,725	3.5	2.61	454,725
$15.95 to $19.30 (1)	297,500	1.5	17.41	297,500
$20.71 to $26.27 (1)	295,500	0.9	20.91	295,500
	2,264,576			2,128,241

Note: (1) these options are denominated in Cdn dollars and have been translated to US$ using the exchange rate as at December 31, 2005.

The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

Expected dividend yield:	0%
Expected stock price volatility:	55%
Risk-free rate of return:	4%
Expected period until exercise:	5 years

26                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to its subsidiary Dona Francisca Energética S.A. in financing contracts which amount to R$ 90,489 thousand (equivalent of $38,660 at period-end exchange rate). Under the surety Gerdau guarantees 51.82% of the amount ($19,330) of such debt. This guarantee was established before December 2002, and, therefore, no liability was recorded in accordance with the requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca.

(b)                     Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $200,000 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $238,610.

(c)                    Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A.

As the guarantees above are between a parent company (the Company) and its subsidiaries (GTL Trade Finance Inc., Gerdau Aços Longos, Gerdau Aços Especiais, Comercial Gerdau and Gerdau Açominas), they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

27                      Subsequent event

On November 14, 2005 the Company entered into an agreement to acquire 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor entered into an agreement to purchase 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable price, to be paid only by the Company of approximately Euro 19,500. Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years, at a fixed price. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount after 6 years in the event that Santander Group has not sold the shares acquired up to such date or,  if the Santander Group sales its  interest at a price higher or lower than the agreed amount the difference will be paid Santander Group to the Company or by the Company to Santander Group, respectively.

Sidenor is a holding company which holds all outstanding shares of Sidenor Industrial S.L., which is the biggest producer of specialty long steel and forged parts of Spain, as well as one of the most important producers of forged stamp steel in that country. Sidenor Industrial owns three steel producing units, located in Basauri, Vitoria and Reinosa (Spain). During 2004, Sidenor Industrial sold 688,000 tons of finished products. Sidenor Industrial also owns Forjanor, S.L., a stamp forged producer, with industrial facilities in Madrid and Elgeta. During 2004, Forjanor sold 25,000 tons of finished products.

Sidenor also holds a 58.44% stake in Aços Villares S.A., a specialty long steel producer located in Brazil, with industrial facilities located in Mogi das Cruzes, Pindamonhangaba and Socoraba, all cities in the state of São Paulo, Brazil. During 2004, Aços Villares sold 646,000 tons of finished products.

The operation was consummated in January, 2006, when the transfer of Sidenor shares to the Company took place and purchase price amounting to Euro 165,828 has been paid.

On March 31, 2006, the Board of Directors approved a bonus to both common and preferred shareholders of 50 bonus shares per 100 shares held.

*             *              *