Form 20-F
period 2006-12-31
GERDAU S.A.
filed 2007-05-31
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d)
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

None

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2006 was:

231,607,008 Common Shares, no par value per share
435,986,042 Preferred Shares, no par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1034.

Yes  ☐  No  ☐

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

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17  ☐ Item 18  ☒

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)                                     the “Company” or to “Gerdau” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries,

(ii)                                  “Açominas” are references to Aço Minas Gerais S.A. – Açominas prior to November 2003 whose business was to operate the Ouro Branco steel mill. In November 2003 the company underwent a corporate reorganization, receiving all of Gerdau’s Brazilian operating assets and liabilities and being renamed Gerdau Açominas S.A.,

(iii)                               “Gerdau Açominas” are references to Gerdau Açominas S.A. after November 2003 and to Açominas before such date, between November 2003 and July 2005. Gerdau Açominas hold all operating assets and liabilities of the Company in Brazil. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to other four newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participações. As a result of such spin-off as from July 2005 the activities of Gerdau Açominas only comprise the operation of the Ouro Branco steel mill,

(iv)                              “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S.”, “dollars”, “U.S.$” or “$” are to United States dollars, (ii) “Canadian dollars” or “Cdn$” are to Canadian dollars (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (v) “tonnes” are to metric tonnes.

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

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2006.  Subsequent developments are discussed in Item 8 - Financial Information - Significant Changes.

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

ITEM 3.           KEY INFORMATION

A.              SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data for the Company on December 31, 2006, 2005, 2004, 2003, and 2002 are derived from the financial statements prepared in accordance with U.S. GAAP.

	(Expressed in thousands of U.S. dollars except quantity of shares and amounts per share)
Income Statement	2006	2005	2004	2003	2002
Net sales	11,844,230	8,894,432	6,952,149	4,530,969	3,264,926
Cost of sales	(8,777,827)	(6,564,245)	(4,838,949)	(3,445,564)	(2,349,636)
Gross profit	3,066,403	2,330,187	2,113,200	1,085,405	915,290
Sales and marketing expenses	(256,064)	(203,244)	(154,558)	(146,388)	(112,645)
General and administrative expenses	(821,497)	(466,034)	(359,102)	(241,854)	(221,895)
Other operating income (expenses), net	107,395	(8,246)	28,710	(824)	(18,187)

Operating income	2,096,237	1,652,663	1,628,250	696,339	562,572
Interest expense, exchange (gain) loss and gains (losses) on derivatives, net	(311,396)	(191,897)	(132,409)	(254,763)	(424,147)
Interest income	458,812	204,483	81,592	62,036	100,350
Equity in earnings (losses) of unconsolidated companies, net	118,074	96,476	141,890	22,062	(10,057)
Gain on Gerdau Ameristeel investment	—	—	2,742	—	—
Income before income taxes and minority interest	2,361,727	1,761,725	1,722,065	525,674	228,718
Income taxes benefit (expense)
Current	(442,016)	(347,545)	(329,229)	(87,812)	(27,065)
Deferred	3,115	(117,750)	(77,451)	121,925	20,507
Income before minority interest	1,922,826	1,296,430	1,315,385	559,787	222,160
Minority interest	(409,018)	(178,909)	(157,027)	(49,623)	9,667
Net income available to common and preferred shareholders	1,513,808	1,117,521	1,158,358	510,164	231,827
Basic income per share (i) – in US$
Common	2.28	1.68	1.74	0.76	0.35
Preferred	2.28	1.68	1.74	0.76	0.35
Diluted income per share (i) – in US$
Common	2,26	1.67	1.74	0.76	0.35
Preferred	2,26	1.67	1.74	0.76	0.35
Cash dividends declared per share (i) – in US$
Common	0.59	0.55	0.29	0.18	0.12
Preferred	0.59	0.55	0.29	0.18	0.12

Weighted average Common Shares outstanding during the year(i)	231,607,008	231,607,008	231,607,008	231,607,008	231,607,008

Weighetd average Preferred Shares outstanding during the year (i)	432,238,895	432,165,971	432,564,935	435,921,354	434,941,321

Number of Common Shares outstanding at year end (ii)	231,607,008	231,607,008	231,607,008	231,607,008	231,607,008

Number of Preferred Shares outstanding at year end (ii)	430,882,697	431,417,499	432,446,342	434,433,541	435,986,042

(i)                                     Per share information has been retroactively restated for all periods to reflect the effect of:  (a) the stock bonus of  ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one share for two shares held approved in March 2005 and (e) the stock bonus of one share for two shares held approved in March 2006. Earnings per share has been computed on weighted average share outstanding during each year.

(ii)                                  The information on the numbers of shares presented above relates to the end of each year, and is retroactively restated to reflect changes in numbers of shares due to the transactions described in (i) above.

	On December 31,
	(expressed in thousands of U.S. dollars)
Balance sheet selected information	2006	2005	2004	2003	2002
Cash and cash equivalents	485,498	532,375	248,954	92,504	40,457
Restricted cash	13,512	9,617	6,603	1,935	15,001
Short-term investments (1)	2,483,052	1,761,421	404,512	236,137	367,748
Net working capital (2)	4,160,127	3,372,531	1,610,722	300,670	(63,579)
Property, plant and equipment	5,990,629	3,517,962	2,790,201	2,304,158	2,084,895
Total assets	14,488,865	9,301,742	6,852,249	4,770,834	4,000,301
Short term debt (including “Current Portion of Long-Term Debt”)	1,065,120	566,562	673,204	798,496	1,104,793
Long term debt, less current portion	3,128,868	2,233,031	1,280,516	1,132,429	794,571
Debentures – short term	1,371	1,162	1,125	1,048	—
Debentures – long term	443,280	414,209	344,743	155,420	200,766
Shareholders’ equity	4,930,641	3,621,530	2,522,585	1,403,063	865,010
Capital stock	3,432,613	2,212,382	1,539,204	982,601	843,959

(1) Include trading, available for sale and held to maturity investments

(2) Total current assets less total current liabilities

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of April 30, 2007, the Company had 231,607,008 common shares and 430,955,233 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends paid to holders of common shares and preferred shares since 2002. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of resolution of the dividend. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

 Dividend per share information has been computed by dividing dividends and interest on capital stock by the quantity of shares outstanding, which excludes treasury stock.

		R$ per Share (3)	R$ per Share (3)	$ per Share (3)	$ per Share (3)
Period	Date of Resolution	Common Shares	Preferred Shares	Common Shares	Preferred Shares

1st Semester 2002 (1)	06/28/2002	0.1197	0.1197	0.0421	0.0421
2nd Semester 2002 (1)	12/30/2002	0.2786	0.2786	0.0789	0.0789
1st Quarter 2003 (1)	03/31/2003	0.1111	0.1111	0.0331	0.0331
2nd Quarter 2003 (1)	06/30/2003	0.0756	0.0756	0.0263	0.0263
3rd Quarter 2003 (1)	09/30/2003	0.1133	0.1133	0.0388	0.0388
4th Quarter 2003 (1)	12/30/2003	0.2267	0.2267	0.0785	0.0785
1st Quarter 2004 (1)	03/30/2004	0.1422	0.1422	0.0487	0.0487
2nd Quarter 2004 (2)	06/30/2004	0.2889	0.2889	0.0930	0.0930
3rd Quarter 2004 (1)	07/31/2004	0.2044	0.2044	0.0671	0.0671
3rd Quarter 2004	11/03/2004	0.2356	0.2356	0.0832	0.0832

4th Quarter 2004	02/01/2005	0.4222	0.4222	0.1616	0.1616
1st Quarter 2005	05/03/2005	0.3000	0.3000	0.1200	0.1200
2nd Quarter 2005	08/03/2005	0.3200	0.3200	0.1382	0.1382
3rd Quarter 2005	11/08/2005	0.3000	0.3000	0.1362	0.1362
4th Quarter 2005	02/08/2006	0.2800	0.2800	0.1275	0.1275
1st Quarter 2006	05/03/2006	0.3000	0.3000	0.1449	0.1449
2nd Quarter 2006	08/02/2006	0.3500	0.3500	0.1604	0.1604
3rd Quarter 2006	11/07/2006	0.3500	0.3500	0.1639	0.1639
4th Quarter 2006	02/07/2007	0.3500	0.3500	0.1678	0.1678
1st Quarter 2007 (1)	05/03/2007	0.3400	0.3400	0.1680	0.1680

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

•          Risks Relating to Brazil

Brazilian Political and Economic Conditions, and the Brazilian Government’s Economic and Other Policies May Negatively Affect Demand for the Company’s Products as Well as Net Sales and Overall Financial Performance.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved interest rate increases, wage and price controls and currency devaluations, freezing of bank accounts, capital controls and restrictions on imports.

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

Brazil has, in the past, experienced high rates of inflation. The annual rates of inflation, as measured by the National Wide Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), have decreased from 2,477.15% in 1993 to 916.46% in 1994 and to 5.97% in 2000. The same index was 7.60% in 2004, 5.69% in 2005 and 3.14% in 2006. If Brazil experiences high levels of inflation in the future, the rate of growth of the economy may be slowed, which would lead to reduced demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a consequence, the costs of servicing its real-denominated debt may increase. Inflation may, in addition, hinder its access to capital markets, which could adversely affect its ability to refinance its indebtedness. Inflationary pressures may also lead to the imposition of government policies to combat inflation that could adversely affect its business.

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

For example, Gerdau Ameristeel reports results in U.S. dollars, while a portion of its net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between these two currencies may affect operating results. The same happens with all the other businesses located outside the United States with respect to the exchange rate between the local currency of the respective subsidiary and the U.S. dollar.

The real appreciated 8.1% in 2004, 11.8% in 2005 and 8.7% in 2006 against the U.S. dollar. On April 30 2007, the U.S. dollar/real exchange rate was US$1.00 per R$2.0339.

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

The Company had total foreign currency-denominated debt obligations in an aggregate amount of $3,306.6 million at December 31 2006, representing 71.3% of its indebtedness on a consolidated basis. On December 31, 2006, the Company had $950.9 million in U.S. dollar-denominated cash equivalents and short-term investments. A significant devaluation of the real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to meet debt service requirements of foreign currency-denominated obligations, particularly as a significant part of net sales revenue is denominated in reais.

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

Developments in Other Emerging Markets May Adversely Affect The Company’s Operating Results.

Political, economic, social and other developments in other countries, particularly Latin America and emerging-market countries, may have an adverse effect on the market value of the Company. Although conditions in these countries may be quite different from those in Brazil, investors’ reactions to developments in these countries may affect the Brazilian securities markets and reduce investor interest in securities of Brazilian issuers. Brazil has experienced periods with a significant outflow of U.S dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. The Company cannot assure that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to the Company, which may limit the ability to refinance its indebtedness.

•          Risks Relating to Gerdau and the Steel Sector

The Demand for Steel Is Cyclical and a Reduction in the Prevailing World Prices for Steel Could Adversely Affect The Company’s Operating Results.

The steel industry is highly cyclical both in Brazil and abroad. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of its products, mainly for exports and for products that face competition from imports. Additionally, as the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including trends in the construction sector and the automotive sector in general. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to a historically new high level of prices for the Company’s steel products, but these relatively high prices may not endure, especially due to the worldwide expansion in installed capacity. Any material decrease in demand for steel or exporting by countries not able to consume their production could have a material adverse effect on Company’s operations and prospects.

Increases in Steel Scrap Prices or a Reduction in Supply Could Adversely Affect Production Costs and Operating Margins.

The main metallic input for the Company’s mini-mills, which corresponded to 73.4% of total crude steel output in 2006 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. domestic market, the United States being the main exporter of scrap, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a commensurate increase in finished steel sale prices, the Company’s profits and margins could be reduced. An increase in steel scrap prices or shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins.

Increases in Iron Ore and Coal Prices or a Reduction in Market Supply Could Adversely Affect the Production Costs and Operating Margins of the Company’s Integrated Mills.

When the prices of raw materials that the Company needs to produce steel in its integrated facilities, particularly iron ore and coking coal, increase, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Ouro Branco mill and at its Gerdau Barão de Cocais and Gerdau Divinópolis units, in the state of Minas Gerais. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit, in the state of Bahia. In 2006, these four units represented 26.6% of its consolidated crude steel output in volume.

The Ouro Branco unit is the Company’s biggest mill in Brazil, and its main metallic input for the production of steel is iron ore. This unit represents 37.1% of the total crude steel output (in volume) of its Brazilian operations. A shortage of iron ore in the domestic market would adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

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

The Company Operations Are Energy-Intensive, and Energy Shortages or Price Increases May Adversely Affect It.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents a significant cost component at these units, as does natural gas, to a lesser extent. Electricity cannot be replaced in the Company’s melt shops and rationing or power shortages such as those that occurred in Brazil in 2001 could adversely affect production in those units.

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

Compliance Costs Related to Environmental Regulation May Increase if Requirements Become More Stringent.  Such Increased Costs May Adversely Affect the Company’s Operating Results.

The Company’s industrial plants are required to comply with a number of federal, state, and municipal environmental laws and regulations with respect to the environment and the operation of mills in every country in which the Company operates. These regulations include those governing air emissions, waste and water discharges and solid and hazardous waste handling and disposal. Non-compliance with these laws and regulations may result in civil penalties, criminal sanctions or closure orders, and in various circumstances requires the cleanup of contamination associated with previous operations under less condition. If existing laws or future legislation become more demanding, expenditure on fixed assets and the costs of compliance may rise, adversely affecting the Company’s financial condition. Furthermore, the Company may be subject to additional expenditures and costs with environmental compliance as a result of future acquisitions.

The Company May Not Successfully Integrate Its Businesses, Management, Operations, or Products or Realize Any of the Anticipated Benefits of Future Acquisitions.

During the last few years, the Company has expanded its operations, through significant acquisitions such as that of AmeriSteel in 1999, the stake in Açominas, the reverse takeover of Co-Steel at the end of 2002, the acquisition of the assets of North Star in 2004 and, more recently, the acquisition of the units in Colombia, the acquisition of an additional stake in Sipar, a strategic shareholding in Corporación Sidenor, the acquisition of Sheffield Steel, the acquisition of Siderperú and the acquisition of GSB Acero through Corporación Sidenor. The integration of the business and opportunities stemming from entities acquired by the Company in the future may involve risks. The Company may not successfully integrate future acquired businesses, management, operations, products, and services with its current operations. Diversion of management’s attention from its existing businesses, as well as problems that can arise in connection with the integration of the new operations, may have an impact on revenues and the results of operations. Integration of future acquisitions may result in additional expenses that could reduce profitability. The Company may not succeed in addressing these risks or any other problems encountered in connection with future acquisitions.

ITEM 4.  COMPANY INFORMATION

A. HISTORY AND DEVELOPMENT

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961. Its main registered office is located at Av. Farrapos, 1811, Porto Alegre RS – Brazil. Its telephone number is + 55 (51) 3323 2000.

Gerdau began operating in 1901 as the Pontas de Paris nail factory in Porto Alegre, Brazil. In 1969, the Company changed its name to Metalúrgica Gerdau S.A., today a holding company that controls Gerdau S.A. In 106 years of activity, the Gerdau Group has made a seminal contribution to the Brazilian industry.

Important Events in the Development of the Company’s Business

At the end of World War II, Gerdau acquired Siderúrgica Riograndense S.A.(“Riograndense”), a steel mill also located in Porto Alegre, for mitigating possible raw material shortages. In February 1948, Gerdau initiated its steel operations, foreshadowing the successful mini-mill model of producing steel in electric arc furnaces (EAF), using steel scrap as the main raw material. The Company also adopted a regional sales strategy to ensure more competitive operating costs. Growth resulted in the Company installing a second Riograndense unit in the city of Sapucaia do Sul (state of Rio Grande do Sul) in 1957, consolidating the Group’s vocation as a steel producer. In 1962, the steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo (state of Rio Grande do Sul). Although the factory in Passo Fundo is no longer in operation, Gerdau still produces nails at some of its existing mills and has more than 1,000 items available to customers from 100,000 sales outlets.

In 1967, the Company expanded into the state of São Paulo, in the Southeast region of Brazil, by purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires. It was later renamed Comercial Gerdau and became the Brazilian distribution channel for the Company’s steel products, with 68 branches and 6 flat steel service centers strategically located throughout the country.

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

To complete a sequence of corporate operations, on July 20 2005, the shareholders of Gerdau Açominas approved the spin-off of the net assets of Gerdau Açominas into the following companies: Gerdau Aços Longos S.A.,

Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. These companies produce common long steels, specialty long steel and selling steel products in general, respectively. Gerdau Açominas S.A., headquartered in Ouro Branco, Minas Gerais, remains focused mainly on the production of slab, blooms and billets for export. Additionally, Gerdau América do Sul Participações S.A. was created as a holding company for the investments in the other South American operations (except for Brazil).

The shareholders of the companies listed in Brazil and abroad were not affected by the July 2005 reorganization. The shareholders continue to maintain their existing positions in the respective companies, and all their rights have been preserved.

In September of 2005, Gerdau acquired 35.98% of shares issued by Sipar Aceros S.A., a long steel rolling mill located in the Province of Santa Fé, Argentina. This stake added to the 38.46% already owned by Gerdau, and represents 74.44% of the capital stock of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57.1% stake in Diaco S.A., the largest rebar manufacturer in Colombia.

On January 10 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, the Company acquired 40% of the capital stock of Corporación Sidenor, S.A., the largest long specialty steel producer, forged parts manufacturer and foundry in Spain and one of the major producers of forged parts using the stamping process in that country.

In March of 2006, the assets of two industrial units were acquired in the United States.  The first one was Callaway Building Products, in Knoxville, Tennessee, a supplier of civil construction cut and bent reinforcing concrete bars.  The second was Fargo Iron and Metal Company, located in Fargo, North Dakota, a storage and scrap processing facility and service provider to industries and civil construction companies.

In June of 2006, Gerdau acquired Sheffield Steel Corporation, of Sand Springs, Oklahoma, in the USA. Sheffield is a mini-mill producer of common long steel, namely concrete reinforcing bars and merchant bars. It has one melt shop and one rolling mill in Sand Springs, Oklahoma, one rolling mill in Joliet, Illinois, and three downstream units in Kansas City and Sand Springs.

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. - Siderperú, located in the city of Chimbote (Peru). In November, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represents 32.84% of the total capital stock. This acquisition added to the stake already acquired earlier in the year represents 83.27% of the total capital stock of Siderperú. Siderperú operates a blast furnace, a direct reduction unit, a melt shop with two electric arc furnaces and two LD converters and three rolling mills. Approximately 20% of its sales are in flat steel products and the remaining 80% are long steel products.

In November 2006, through its subsidiary Gerdau Ameristeel Corporation, Gerdau entered into a joint venture with Pacific Coast Steel, Inc. (PCS) and Bay Area Reinforcing (BAR) with Gerdau Ameristeel acquiring a controlling interest in the new joint venture, Pacific Coast Steel. This joint venture is one of the country’s largest reinforcing steel contractors, specializing in the fabrication and installation of reinforcing steel products involving a variety of construction projects throughout California and Nevada.

In December of 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A. in which it has a 40% stake, had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., subsidiary of CIE Automotive. GSB Acero produces specialty steel and is located in Guipúzcoa, Spain.

In Brazil, Gerdau currently operates 11 steel units (including four integrated mills), 26 fabricated reinforcing steel facilities (branded Armafer and Prontofer), four downstream operations and 68 Comercial Gerdau’s storesand also owns three iron ore extraction areas, two solid pig iron production units and two private sea terminals. In South America, it owns 11 steel units and 11 fabricating reinforcing steel facilities. In North America, it has 16 steel units, 33 fabricating reinforcing steel facilities, 11 downstream operations, 17 scrap collection and processing units and a joint venture Gallatin Steel with Dofasco and Gerdau. In Spain, Gerdau has an associated company, Corporación Sidenor.

In November 2006, Gerdau announced a new phase in the Corporate Governance processes in order to ensure its development and continuity into the future by announcing the sucessor to the President and CEO and other senior officials . The evolution of Corporate Governance at Gerdau, begun in July 2002 when the Executive Committee was created, completed its most important phase on January 1, 2007 with the transfer of the Company’s executive leadership to the new Gerdau generation.

The structure is composed of three levels and has maintained the existing governing bodies – the Board of Directors, the Executive Committee and Business Operations Committee. As a result of these changes in Corporate

Governance effective January 2007, Jorge Gerdau Johannpeter has left the presidency of the companies, but continues as the Chairman of the Board. Frederico Gerdau Johannpeter and Carlos João Petry have also left their positions as Senior Vice Presidents while remaining on the Board as Vice-Presidents. André Bier Johannpeter has assumed the position of President and Chief Executive Officer and Claudio Johannpeter the position of Chief Operating Officer.

At the Board level, two additional Committees were created – Corporate Governance and Strategy Committees in addition to the already existing Compensation and Succession Committee.

Gerdau S.A. has been a listed company in Brazil since 1980, with an ADR listing on the New York Stock Exchange (NYSE) since March 1999. In June 2001, Gerdau joined the São Paulo Stock Exchange’s Corporate Governance Program (Level 1). In December 2002, it listed on the Latibex, a section of the Madrid Stock Exchange dedicated to Latin American companies with shares trading in Euros. Gerdau Ameristeel is listed in Canada on the Toronto Stock Exchange and, more recently, began trading on the New York Stock Exchange as well.

From its beginning in Brazil in 1901, Gerdau has grown steadily. In 2006, it was the 14th largest world steel producer according to Metal Bulletin (considering recent M&A activities) and the highest ranked Brazilian company.

Investment Programs 2004-2006

2004 – TOTAL CAPITAL EXPENDITURES: $756.7 MILLION

The Company invested $756.7 million in acquisitions of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Brazil, Canada, Chile, United States and Uruguay in 2004. The main investments during the year are described below.

Brazil

Capital expenditures amounted to $329.0 million in 2004 in Brazil. One of the major capital projects included investments of $77.9 million for the construction of the São Paulo mill melt shop as well as other improvements at the same facility. Other important expenditures during the year were $100.2 million at the Ouro Branco mill which included technological upgrades of equipment and a project to increase installed capacity by 1.5 million tonnes of liquid steel, expected to come on stream in 2007. Other amounts relate to smaller improvements and technological upgrades at various other facilities in Brazil.

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

2005 – TOTAL CAPITAL EXPENDITURES: $776.8 MILLION

The Company invested $776.8 million in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, United States and Uruguay in 2005. The main investments during the year are described below.

Brazil

Capital expenditures at the Brazilian units amounted to $527.8 million in 2005. A total of $91.2 million was invested in the completion of the São Paulo mill melt shop as well as other improvements at the same facility. The Company invested $227.0 million at the Ouro Branco mill, mainly the project to increase installed capacity by 1.5 million tonnes of liquid steel and expected to come on stream in 2007 together with technological upgrades of equipment. Another important investment of $48.0 million in the modernization of equipment was made in the Cosigua mill. Other amounts are related to smaller improvements and technological upgrades at other facilities in Brazil.

South America (except Brazil)

The South American units spent $63.4 million on capital expenditures in 2005, compared to $10.3 million in 2004. The Company paid $13.0 million for the acquisition of Diaco and Sidelpa, in Colombia, and $16.7 million for an additional stake in Sipar, Argentina.

Canada and the United States

Gerdau Ameristeel spent $185.5 million on capital projects and acquisitions in 2005, compared to $82.1 million in 2004. Major capital investments included improved warehousing facilities at the Whitby, Ontario unit ($10.8 million), a new reheating furnace at the Sayreville, New Jersey mill ($10.0 million), and the purchase of shredders for the Jacksonville, Florida ($5.0 million) and the Jackson, Tennessee  ($6.1 million) facilities.

2006 – TOTAL CAPITAL EXPENDITURES: $1,682.9 MILLION

The Company invested $1,682.9 million in 2006 in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, Peru, Spain, United States and Uruguay. The main investments, considering the effective amount paid (cash flow), during the year are described below.

Brazil

Capital expenditures at the Brazilian units amounted to $723.7 million in 2006. A total of $77.4 million was invested in the completion of the São Paulo rolling mill that started operating in October 2006 as well as other improvements at the same facility. The Company invested $374.6 million at the Ouro Branco mill, mainly to increase installed capacity by 1.5 million tonnes of liquid steel and expected to come on stream in 2007 together with technological upgrades of equipment. Another important investment of $38.4 million was made in the modernization of equipments at the Cosigua mill. Other amounts are related to smaller improvements and technological upgrades at other facilities in Brazil.

South America (except Brazil)

The South American units spent $139.6 million on capital expenditures and acquisitions in 2006, compared to $63.4 million in 2005. The Company paid $86.9 million for the acquisition of Siderperú, in Peru, and $8.0 million for an additional stake in Sipar, Argentina. The Company invested $13.8 million in Gerdau AZA, $18.4 million in Diaco and Sidelpa, $12.4 million in Gerdau Laisa and $6.6 million in Sipar for the technological upgrades in equipment.

Canada and the United States

Gerdau Ameristeel spent $415.2 million on capital projects and acquisitions in 2006, compared to $185.5 million in 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario mill that commenced production in the fourth quarter of 2006, a new melt shop for the Jacksonville, Florida mill, scheduled for commissioning during the second quarter of 2007, a finishing end upgrade at the Cartersville, Georgia mill that started production in the second quarter of 2006, construction of a new rebar fabrication facility in King George, Virginia that began operations in the fourth quarter of 2006, and a new scrap shredder at the Jackson, Tennessee mill which is expected to begin full operation in the first quarter of 2007.

The Company paid $214.9 million for the acquisition of Sheffield Steel, Fargo Iron and Metal and Callaway Building Products in 2006.

Europe

In 2006, Gerdau invested $404.4 million in capital projects and acquisitions in Europe. The Company paid $204.0 million for the acquisition of a 40% stake in Corporación Sidenor in January of 2006 and $146.8 million for the acquisition of GSB Acero in December.

Complementary information regarding these investments is available under the following topics “Principal Capital Expenditure Currently in Progress” and “Acquisitions”.

Principal Capital Expenditure Currently in Progress

Gerdau approved, for the period between 2007 through 2009, approximately $4 billion in expansions and improvements in mills in Brazil and abroad. Of this total, 60% will be invested in mills in Brazil and the balance in mills abroad. Most of the investments will be made in the expansion of the integrated mill at Ouro Branco (Açominas), in which the installed capacity will go from 3 to 4.5 million tonnes. This increase in capacity should be available in the second half of 2007.

The following tables contain the breakdown of investment plan in $ millions and in thousand tonnes by region:

$ millions	2007	2008	2009	TOTAL
BRAZIL	820	570	1,000	2,390
ABROAD	580	530	500	1,610
North America	260	360	315	935
Latin America	260	125	142	527
Europe	60	45	43	148
TOTAL	1,400	1,100	1,500	4,000

1,000 tonnes	CURRENT CAPACITY	2007	2008	2009	NEW CAPACITY
BRAZIL
Crude steel	9,845	1,290	50	—	11,185
Rolling products	6,840	—	—	90	6,930
NORTH AMERICA
Crude steel	7,160	200	230	370	7,960
Rolling products	7,480	30	130	875	8,515
LATIN AMERICA
Crude steel	1,640	10	775	50	2,475
Rolling products	2,070	—	270	425	2,765
EUROPE
Crude stee1	975	—	—	—	975
Rolling products	850	—	—	—	850
TOTAL
Crude steel	19,620	1,500	1,055	420	22,595
Rolling products	17,240	30	400	1,390	19,060

Acquisitions during 2006

Corporación Sidenor, S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A., a Spanish steel producer with operations in Spain and Brazil. The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443.8 million plus a variable contingent price which is payable only by the Company, in the estimated amount of $106million. The fixed price plus tax credits paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to Euro 168.9 million ($204.0 million).

Corporación Sidenor, S.A. is a holding company that controls Sidenor Industrial, S.L., which is the largest manufacturer of specialty long steels as well as forged and molded parts in Spain. It is also one of the main manufacturers of forged parts by stamping in the country. Sidenor Industrial has three steel production units, located in Basauri, Vitoria, and Reinosa. Sidenor Industrial also has a subsidiary, Forjanor, S.L., a foundry for stamped parts, with plants in Madrid and Elgeta. In Brazil, Corporación Sidenor, S.A., through its subsidiary Sidenor Internacional, S.L., has an investment of 58.44% in the capital stock of Aços Villares S.A., a producer of specialty long steels and cylinders for rolling mills with industrial units in Mogi das Cruzes, Pindamonhangaba, and Sorocaba, all in the state of São Paulo.

Fargo Iron and Metal Company

In March, Gerdau Ameristeel acquired Fargo Iron and Metal Company, headquartered in Fargo, North Dakota. For more than 100 years, Fargo Iron and Metal has served the steel industry as a scrap yard and processing facility. The facility also provides a steel service center in one location for local manufacturers and construction companies.

Callaway Building Products

Gerdau Ameristeel acquired the assets of Callaway Building Products, headquartered in Knoxville, Tennessee, in March of 2006. For more than 45 years, Callaway Building Products has served the construction industry as a rebar fabricator and supplier of concrete construction products throughout East Tennessee, Eastern Kentucky, Virginia, North Carolina, and Georgia.

Sheffield Steel Corporation

Gerdau Ameristeel Corporation acquired all of the outstanding shares of Sheffield Steel Corporation of Sand Springs, Oklahoma, in June of 2006. Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tonnes of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs. The purchase price for the shares of Sheffield was $103.3 million in cash, plus the assumption of certain liabilities of the acquired company.

Empresa Siderúrgica del Perú S.A.A. - Siderperú

In June, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. - SIDERPERÚ, located in the city of Chimbote (Peru). The bid for this stake was made in a public auction promoted by the Private Investment Promotion Agency of Peru (ProInversión). The amount totaled $60.6 million, was paid in cash plus the assumption of net debt of approximately $102 million.

In November of 2006, Gerdau S.A. won the bid for 324,327,847 shares issued by SIDERPERÚ, which represents 32.84% of the total capital stock. The bid for this stake was made through a Public Offering of shares owned by Sider Corp S.A. The total price was $26.30 millions. Added to the stake already owned by Gerdau, this acquisition represents 83.27% of the total capital stock of Siderperú.

Siderperú is a long and flat steel producer with an annual installed capacity of 540 thousand tonnes of crude steel. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and three rolling mills. Approximately 20% of sales are flat steel and the remaining 80% in long steel.

Pacific Coast Steel, Inc. and Bay Area Reinforcing

In November of 2006, Gerdau Ameristeel Corporation acquired a controlling interest in a newly formed joint venture with Pacific Coast Steel, Inc. and Bay Area Reinforcing. The venture, called Pacific Coast Steel, comprises one of the country’s largest reinforcing steel contractors, specializing in the fabrication and installation of reinforcing steel products across a variety of construction projects throughout California and Nevada. Additionally, the venture operates four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa, with a combined capacity in excess of 200,000 tonnes per year. The purchase price for the shares of PCS was $104.5 million in cash, plus the assumption of certain liabilities of the acquired company.

GSB Acero, S.A.

In December, Gerdau acquired through the Spanish subsidiary Corporación Sidenor, S.A. in which it has a 40% stake, all outstanding shares issued by GSB Acero, S.A., subsidiary of CIE Automotive. Total price paid for this acquisition was Euro 111.5 million ($146.8 million).

Additional information regarding acquisitions during 2006 is set forth in Item 18. Financial Statements – Note 4.

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

Outside Brazil, and notably in North America, Gerdau Ameristeel has increased its market share by acquiring mills, which, like their Brazilian counterparts, required management restructuring rather than capital. Gerdau has progressively increased its share of the North American market and is currently the second largest North American long steel producer with an annual nominal capacity of 7.2 million tonnes of crude steel and 7.5 million tonnes of rolled products according to Company statistics. Gerdau Ameristeel’s industrial units are distributed across North America to supply local markets along the east coast of the United States and the east and central regions of Canada. Following the acquisition of Sheffield Steel’s assets, completed in June 2006, Gerdau Ameristeel has 16 long steel units and a joint venture of 50% in Gallatin.

Gerdau also owns steel units in Argentina (rolling mill), Chile, Colombia, Uruguay and recently in Peru, where it acquired a controlling shareholding in Siderperú in June and in November of 2006. The steel units have a combined annual installed capacity of 1.6 million tonnes of crude steel. These units are highly profitable and efficient and contribute 8.5% of total installed crude steel capacity to consolidated results.

In January of 2006, the Company acquired 40% of Corporación Sidenor S.A., a Spanish steel producer with operations in Spain and Brazil. In December 2006, Corporación Sidenor acquired all outstanding shares issued by GSB Acero, S.A. These represent a significant investment in the industrial segment where Gerdau has consolidated experience. These investments open the way to enter the strategic European Union market. Furthermore, these acquisitions allows the Company to open an important commercial channel with the large international carmakers as well as provides access to production, administrative, and industrial management know-how of one of the world’s largest suppliers of this sector . This initiative is consistent with the Company’s long-term growth and globalization plan.

List of Products

Gerdau produces steel products throughout its units located in Brazil, North America, South America (excluding Brazil) and Spain. Please find below the list of products:

Ancorfix e Tutor - Products for fruit crops	Light rails
Angles	Oval-shaped wire and barbed wire
Annealed wire	Plastic-coated galvanized wire
Billets	POP prefabricated light columns and meshes
Blooms	Prefabricated footing
Bulk nails - carpentry	Prefabricated warehouse

Bulk nails - construction	Ribbed reinforcing mesh
Bulk nails - packaging	Ribbed T profile
Cercafix post-spacing wire	Slabs
Channel, I-beam, T-shapes and W-beams	Smelter bars
Cold drawn round, square and hexagonal bars	Staples for fences
Cold-finished engineering steel (carbon and alloyed)	Star profile
Cold-finished stainless steel	Ssteel fence post
Complete line of wires for industrial applications, welding and wire ropes	Stirrups
Elevator guide rails	Structural shapes
Engineering steel (carbon and alloyed) with or without heat treatment	Superlight I-beams
Fabricated rebar	Transfer bars
Forged bars and blooms	Tribar
Galvanized wire	Truss reinforcing for concrete beams
Concrete reinforcing bars (rebars)	Welded wire fences
Grader blades	Wire and posts for electric fences
Grinding balls	Wire and wire rope for agricultural products
Gripple joiner and tensioner	Wire rope for corrals
Flat, round and square rolled bars	Wire-rod

Principal Markets in which the Company competes

The three main markets in which Gerdau operates are: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery and agricultural implements, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural facilities and reforestation projects. In North America, Gerdau Ameristeel Manitoba also supplies customers with special sections, including elevator guide rails and super light beams. Gerdau provides its customers with higher added value products at 56 fabricated reinforcing steel facilities – fabrication shops - (12 Armafer service centers in Brazil, 11 in South America and 33 fabrication shops in North America) plus five fab shops joint ventures (four in United States and one in Chile) and six flat steel service centers in Brazil.

Seasonality of the Company’s Main Business

The Company’s sales are subject to seasonal variation and to the economic performance of the main economic sectors to which the Company provides products which in turn are subject to variations based on changes  in the GDP of the countries in which Gerdau operates. In Brazil and in the other operations in South America, second and third quarter shipments tend to be stronger than those in the other two quarters. In North America, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e. natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs, decreased construction activity and hence lower Company sales. The third quarter in Spain is traditionally the time in which collective vacations occur reducing the quarter’s activities to only two months.

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

The main metallic input used by the Company’s mills in the United States is steel scrap. In the event of steel scrap prices exceeding acceptable levels, 2004 being a case in point, the mills seek modify input sources accordingly.

The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. The Company believes that this strategy minimizes transportation costs. Gerdau has a network of more than 3,500 scrap suppliers that deliver their materials to its yards in Brazil. The Company believes that it is the largest buyer of scrap in Brazil. The pig iron used in the steel-making process is produced at Gerdau Contagem in the state of Minas Gerais and Margusa, in the state of Maranhão. Part of the pig iron used at Gerdau’s mills is also sourced from other companies. In 2006, 40% of Gerdau Brazil’s mini-mills solid pig iron requirements was produced internally.

Due to the nature of the raw materials employed, Gerdau does not use long-term supply contracts in its mini-mills operations in Brazil. The Company’s mini-mills purchase their scrap directly on demand using mainly obsolescence scrap. Scrap and other raw materials are priced in Brazilian reais and input prices are not therefore directly affected by currency fluctuations.

Due to its size, Ouro Branco mill employs a different strategy to acquire its raw materials: long-term contracts to guarantee supplies. The unit’s main raw materials include: (i) coal, imported from Canada, Australia and the United States; (ii) ferroalloys, of which 90% is purchased in the domestic market; and (iii) iron ore, which is supplied by large, medium and small sized mining companies, some of them strategically located close to the plant. These three items account for more than 40% of the total production costs of Gerdau Açominas in 2006.

South American units (ex-Brazil), do not maintain long-term contracts with suppliers and are thus exposed to market fluctuations.

Gerdau Ameristeel has consistently obtained adequate supplies of raw materials and is not dependent on any one supplier. It believes there are an adequate number of alternative suppliers in the marketplace should it need to replace an existing one.

Metallic Inputs

Gerdau’s main metallic input is steel scrap, which is used in electric arc furnaces. Pig iron, iron ore (used in blast furnaces and in one Direct Reduction Iron - DRI plant), and ferroalloys are also important. The Company’s Brazilian mills use a mixture of scrap and pig iron, due to the low yield of steel scrap in Brazil.

Although international steel scrap prices are determined by the U.S. domestic market (since the United States is the main scrap exporter), the price of steel scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau is the largest consumer of steel scrap in Brazil with more than 3,500 scrap suppliers.

Scrap

There are two broad categories of steel scrap: (i) obsolescence scrap which is steel from various sources, ranging from tin foil cans to car bodies and white goods and (ii) industrial scrap essentially factory steel cookie cutouts, steel turnings, and even scrap generated by the Company’s production processes themselves. Gerdau uses mainly obsolescence scrap in Brazil while the North American plants use mainly industrial scrap.

In Brazil, the largest proportion of the steel scrap consumed by Gerdau is sourced in the state of São Paulo, the balance being evenly distributed among the other areas in which Gerdau has its other mills. Scrap dealers deliver obsolescence scrap directly to the mills. In regions where it does not have a steel mill, the Company has yards where scrap is collected and compacted for transportation by third parties. The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. Each month, based on market conditions, the Company’s procurement officer sets the maximum price for scrap (by type of scrap and region) to be paid by Company representatives. With the large number of consumers leading to fierce competition, prices tend to be higher in the Southeast, the most industrialized region of Brazil. However, given that its facilities are evenly distributed throughout Brazil, Gerdau is able to take advantage of lower prices in other regions without incurring high transportation costs.

Gerdau Metálicos is a division that collects and supplies scrap to the industrial units, and is the Latin American leader in steel scrap recycling. It reuses millions of tonnes of Brazilian scrap every year, accounting for significant gains through process optimization, reduced energy consumption, greater productivity and increasingly competitive operating costs. It should be noted that a tonne of steel produced from scrap requires only one third of the power needed to generate one tonne of steel from iron ore. Gerdau Metálicos purchases scrap directly from companies across Brazil, through a network of more than 3,500 suppliers that generate thousands of jobs. Gerdau Metálicos has stowage yards (collection points) for scrap in strategic locations throughout Brazil and uses several mobile presses that travel the country, preparing scrap for transportation to its mills. Every Gerdau Metálicos industrial unit has a recycling yard with state-of-the-art equipment to process scrap using presses and stationary and mobile shears. The Company also has five shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro, capable of processing the equivalent of 300 car bodies per hour.

The price of scrap in South America (ex-Brazil) varies according to demand, transportation costs and by region. There are more than 250 steel scrap suppliers in Chile, more than 310 suppliers in Uruguay, almost 1,800 in Colombia and 60 in Peru.

Steel scrap is Gerdau Ameristeel’s primary raw material. Scrap is a commodity, the availability of which varies with price and is a major constraint in the company’s operations. Gerdau Ameristeel’s Jackson, Jacksonville, St. Paul, Wilton and Whitby mills all have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from Manitoba Metals Recycling and the North Dakota scrap collection and processing yards. Gerdau Ameristeel has a total of 17 scrap recycling locations, although given that not all of the scrap that it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and aggregate scrap. Gerdau Ameristeel has about 1,200 active scrap suppliers.

All of Gerdau Ameristeel’s production facilities in North America are mini-mills where operating results are closely linked to the cost of steel scrap and scrap substitutes, the primary mini-mill input. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. Approximately half of all steel products in North America are currently made in electric arc furnaces using steel scrap. Prices for steel scrap are subject to market forces largely beyond the Company’s control; demand by U.S. and international steel producers, freight costs and speculation among others. Increasing worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in prices which are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs.

Corporación Sidenor does not maintain long-term contracts with scrap suppliers: it has more than 50 scrap suppliers with the mainly type of scrap used in the Spanish operations being industrial.

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

Scrap availability is a major factor in Gerdau Ameristeel’s ability to operate. Direct reduced iron, hot briquetted iron and pig iron can be a substitute for a limited portion of the steel scrap used in electric arc furnace steel production. Gerdau Ameristeel does not employ significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties in the Perth Amboy rod making facility, until September 2006, and to manufacture certain special sections.

Gerdau also consumes pig iron from Margusa, a solid pig iron producer owned by the Company, in the Northeast of Brazil located close to the maritime port facilities, with an annual installed plant capacity of 210,000 tonnes. Gerdau uses Margusa’s output to supply its plants in the Northeast of Brazil, although a smaller quantity has been exported to some foreign Gerdau steel units.

Iron Ore

Gerdau’s Brazilian operations use iron ore to produce pig iron at its Barão de Cocais and Divinópolis mills, in the state of Minas Gerais, and sponge iron at its Gerdau Usiba mill in Bahia. Gerdau Contagem and Margusa also use iron ore in order to produce solid pig iron. The Company has acquired iron ore from MBR, Companhia Vale do Rio Doce and other smaller suppliers.

Gerdau Açominas uses fine grain quality iron ore, which is transformed into sinter in a sintering unit, as its main metallic input in the steel production. Lump ore and iron ore pellets are directly loaded into the blast furnace to increase productivity. Raw material suppliers located adjacent to the plant reduce transportation and storage costs. The molten pig iron produced in the blast furnace is the main raw material used in the melt shop. In 2006, metallic inputs were composed of 84% of molten pig iron, 12% of steel scrap and 4% of solid pig iron.

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

In Brazil, Gerdau’s units have contracts with a series of electricity suppliers and are not dependent on any single contract. Energy is currently supplied to the Company’s industrial units under two types of contract:

I – Contracts in which the Company is a “Captive Consumer”, exist at the following units: Riograndense, Aços Especiais Piratini, Guaíra, Usiba and Açonorte. These contracts involve state-owned companies or holders of public concessions. Under these contracts, demand and consumption are defined between the parties and the tariffs are defined by ANEEL, the Brazilian Electricity Power Regulator. Captive consumers may purchase part of their energy on the free market.

II – Contracts in which Gerdau is a “Free Consumer” include Araçariguama, Cosigua, Cearense, Ouro Branco, Divinópolis and the Barão de Cocais units. These mills have the energy contracts with generators with rates defined and adjusted according to pre-established indexes. The contracts are held with transmission and distribution companies and the tariffs are revised annually by ANEEL. Ouro Branco reduces its exposure to the energy market by meeting a significant part of its energy needs through self-generation, using top-of-blast furnace-generated gases.

In terms of natural gas, all units are supplied under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to natural gas.

In Chile, Peru, Colombia and Uruguay, both energy and natural gas are provided under long-term contracts. In 2006, the energy and natural gas contracts were renewed in Colombia. In Chile, Gerdau AZA will renegotiate its energy contract in 2007 and has had to use fuel oil in place of natural gas, due to periods of rationing in Argentina (peak hours in winter).

In Spain, all large consumers are being obliged, through 2008, to migrate to the free market, where prices are higher.

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

In all countries self-generation alternatives are being analyzed.

Information on the Extent of the Company’s Dependence

The Company is not dependent on patents or licenses, industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes that are material to the Company’s business or profitability.

The Company has a policy of diversifying its suppliers so that it can replace them in the event of a breach of contract without affecting the Company’s operations.

Should electricity supplies be interrupted, no alternative energy options are available at most Gerdau mills due to the high volume and tension required for the operation of these plants. In such cases (as occurred in 2001, in Brazil, when the federal government set targets for reducing consumption), the events and their consequences are discussed with the respective energy concessionaires while operating capacity is kept at emergency levels to protect staff and equipment.

In the event of rationing, decisions and procedures will be implemented by the Government’s regulatory agency. These may have a materially adverse impact on the Company’s results, with a consequent reduction in production in the light of the availability of electricity and readjustments to delivery schedules. Although such problems are not common in Brazil, some small Gerdau units may choose, as an alternative, to use generators to compensate for the shortage of energy. During the 2001 period of electric power rationing, Gerdau overcame the crisis by reallocating production among its several industrial units and by rationalizing the use of electricity. These measures resulted in efficiency and productivity gains which were incorporated into the production process after the critical period ended.

In terms of natural gas, the units of Rio Grande do Sul, Paraná and São Paulo are supplied by imported natural gas, through GASBOL (Brazil-Bolivia Pipeline), whereas the other units are supplied by domestic natural gas. In the event of natural gas rationing, it would be possible to adapt the equipment for use of fuel oil and LPG (Liquefied Petroleum Gas).

Marketing Channels

The Company sells its products to various markets, including construction, manufacturing and other markets. Sales by its Brazilian operations include both domestic and exports. Most of the sales of its North and South American business operations are in their respective local markets.

Gerdau S.A. Consolidated Shipments by Region (1,000 tonnes)	2006	2005	2004
TOTAL	14,890	12,860	11,873
Brazil	6,623	6,404	6,711
Domestic	4,227	3,509	3,881
Exports	2,396	2,895	2,830
North America	6,040	5,727	4,724
South America (ex-Brazil)	1,546	729	438
Europe	681	—	—

Gerdau S.A. Consolidated Net Sales by Region of Origin of Shipments ($ million)	2006	2005	2004
TOTAL	11,844	8,894	6,952
Brazil	5,354	4,484	3,623
North America	4,464	3,897	3,010
South America (ex-Brazil)	1,073	513	319
Europe	953	—	—

Brazilian Operations

The Company’s Brazilian operations accounted for 44.5% of overall Gerdau shipments. Brazilian sales amounted to 6.6 million tonnes, of which 4.2 million tonnes were delivered to the domestic market and 2.4 million tonnes to the export market.

The Gerdau Brazilian operations are divided into the following segments: Brazil Long Steel Products, Specialty Steel Products (which as from 2006 also includes specialty steel operations outside Brazil) and Gerdau Açominas (Ouro Branco mill).

Approximately 18% of the production sold in Brazil is distributed through Comercial Gerdau, the Company’s largest distribution channel with 68 stores throughout Brazil, servicing approximately 100,000 customers in 2006. Another important distribution channel is the network of almost 21,000 sales channels to which Gerdau sells its products, giving it a comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are channeled through Company employees and authorized representatives working on commission.

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

Gerdau Açominas has specific operational features. The products are usually sold to rolling mills and to companies that use slabs, billets, blooms and ingots as raw material for their finishing lines such as shipbuilding, forging and mechanical. Gerdau Açominas also produces its own finished products such as high quality wire rod and sections. These products are delivered to the customers’ port of destination or directly to the plant facilities.

Specialty steel products are sold through Gerdau Aços Especiais Piratini. This subsidiary operates in the specialty steel market and its sales force and production facilities are independent of the Brazilian long steel business unit. Gerdau Aços Especiais Piratini, in partnership with its customers, produces engineering steel, tool steel and stainless steel that is sold to almost 270 clients. About 76% of its sales go to the automotive industry. In order to meet the continuous need for innovation, Gerdau Aços Especiais Piratini is constantly developing new products, such as micro-alloyed steel for diesel engines with high power and low emissions, clean steels for application in bearings, steels with improved machining characteristics, which allow higher machining speeds and lower tooling replacement, among others. Gerdau Aços Especiais Piratini has a 40% stake in Corporación Sidenor, a Spanish specialty steel company which in turns controls Aços Villares, a brazilian specialty steel producer.

Retail

The Gerdau Brazilian operations sell its products nationwide through the Comercial Gerdau network of 68 stores and six flat steel service centers. In addition to Gerdau products, Comercial Gerdau resells flat products produced by other companies in Brazil. In 2006, domestic market sales of flat steel products amounted to 209,272 tonnes.

Exports

Gerdau has been exporting a larger part of its production since 2003 following the consolidation of its Brazilian operations, the decline in domestic market sales and higher international prices. In 2006, exports accounted for 36.2% of the Company’s Brazilian operations total shipments. Export activities are coordinated by the sales channel responsible for selling products directly to end overseas users and indirectly through trading companies. Sales are negotiated worldwide (i) primarily CFR (Cost and Freight) and (ii) guaranteed by sight letters-of-credit issued by customers through first class European and American banks.

Gerdau’s Brazilian exports generated $1,322.7 million in revenues in 2006. Exports from Brazilian operations totaled 2.4 million tonnes, a decrease of 17.2% due to the increase of sales (20.5%) in the domestic market. The new export strategy has allowed Gerdau to develop its client base in a more evenly distributed manner throughout the world with exports going to Africa, Europe, South, Central and North America and Asia. Exports to South America were responsible for 29% of total exports in 2006, against 19% in 2005. Exports to Asia decreased from 44% in 2005 to 23% in 2006, reflecting the export strategy in reducing exposure to the volatile Asian steel market.

Exports from the Company’s Brazilian operations have become an even more significant portion of its sales. Consequently, Gerdau has been making efforts to improve its logistics strategies to overcome Brazilian infrastructure limitations. In 2006, Brazilian exports were dispatched to 60 countries aboard 482 ships using the services of 18 different ports.

Although Gerdau’s Brazilian operations deal primarily in commodities, it is aware of the importance of quality control. The Company’s technicians conduct random visits to customers to check the quality of the products that it exports to ensure user satisfaction with products purchased indirectly from Gerdau.

Foreign operations

Gerdau’s foreign operations are divided into North American and South American operations (ex-Brazil), and specialty steel in Europe.

South American units (ex-Brazil) sold 1.5 million tonnes of finished products in 2006, representing a 112.0% increase compared to 2005. This is due to the consolidation of the 100% holding in Sipar Aceros, the acquisition of Diaco and the acquisition of Siderperú.

Gerdau AZA has a 44% share of the Chilean merchant bar and rebar markets. Since the end of 2000, Gerdau AZA has had a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Customers can track their orders on the Internet, together with product inventories and credit and payment status. They can also access their purchase records as well as generate quality certificates and place orders. Gerdau AZA sells its products to more than 120 clients, which are distributors and end-users.

Gerdau Laisa has an 83% share of the long steel products market in Uruguay. There are more than 310 registered customers classified as retail, wholesale and end-consumers, which distribute its products all over the country. Uruguayan customers can also use an e-business channel.

The Sipar Aceros figures were consolidated starting in the fourth quarter of 2005 as a result of the acquisition of an additional stake. Sipar has 19% of the Argentine market and has almost 1,000 clients. The company sells its products directly to end-users (construction companies and industries) or through distributors to the domestic market.

Diaco and Sidelpa, acquired in September 2005and December 2005, respectively, have a 37% stake in the Colombian steel market. The companies sell their products through more than 330 distributors and have more than 1,200 clients (end-users) in the following markets: civil construction, industry and others.

Siderperú was acquired in June of 2006 and has a market share of 45% in the long products segment. The company sells its products to more than 250 clients from the construction, industry and mining sectors and has more than 250 distributors.

Gerdau’s foreign operations supply their respective domestic markets, with the exception of the Canadian operations, which sell a significant portion of their production to the United States.

Gerdau Ameristeel’s strategy is to have production facilities located in close proximity to customers’ job-sites so quick delivery times are provided to satisfy their reinforcing steel needs and construction schedules. In 2006, Gerdau Ameristeel sold products to over 1,000 customers.

In general, sales of mill finished products to U.S. customers are centrally managed by the Tampa sales office and sales to Canadian customers are managed by the Whitby sales office. The Company has a sales office in Selkirk, Manitoba, for managing sales of special sections. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at our facilities work closely with customers to tailor product requirements, shipping schedules and prices.

Gerdau is present in Europe through Corporación Sidenor, which sells specialty steel to the whole continent. Corporación Sidenor has a market share of 43% in Spain and 9% in the European Union. Sidenor has more than 400 clients located mainly in Spain, France, Germany and Italy.

Terms of Sales

Gerdau Brazilian sales are usually made on a 21/28-day settlement CIF (Cost Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 26-day settlement basis, mainly CIF.

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

As a result of the implementation of these policies, the Company’s provision for doubtful accounts was an insignificant percentage of its consolidated accounts receivable (less than 0.6%) on December 31 2006. Thanks to the implementation of the Integrated Risk Management Project, Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Gerdau Ameristeel’s credit terms to customers are generally based on customary market conditions and practices. Gerdau Ameristeel’s business is seasonal with orders in the second and third quarters tending to be stronger than those of the first and fourth quarters, due primarily to weather-related slowdowns in the construction industry.

Corporación Sidenor has a Risk Committee which is responsible for the customer credit analysis.

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

Gerdau is the largest Brazilian long steel producer with a 47% market share according to the IBS. Belgo Mineira, an Arcelor subsidiary, is the second largest producer in Brazil with roughly 37% of the market. Belgo Mineira was originally an integrated steel company, but now also has mini-mill plants.

In the domestic market, Gerdau Açominas is almost an exclusive supplier to well-defined and loyal customers, which have been purchasing from it regularly for more than ten years. Competition from CST (Companhia Siderúrgica de Tubarão) in the slab market is stiffer. In the international market, Gerdau Açominas faces strong competition in the commercial quality products line from Eastern Europe (CIS) and China. The main competitors in the high quality products segment are Europeans and to a less extent the Japanese. The Company is a strong player due to its great experience and the high quality of its services and products. Gerdau Açominas has a diversified list of traditional customers all over the world.

In South America (ex-Brazil), the main barriers faced by the operations are freight and transportation costs and the availability of imports. The South American units are the main players in the country where they operate with the exception of Sipar Aceros, which is ranked second in the Argentine market with a 19% market share.

Gerdau Ameristeel’s geographic market encompasses the eastern two thirds of Canada and the United States, predominantly the eastern seaboard, the Southeast and the Midwest United States. Gerdau Ameristeel experiences substantial competition in the sale of each of its products from numerous competitors in its markets.  Rebar, merchant bars, and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mills and merchant bar deliveries are generally concentrated within a 500 miles. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

Principal competitors to Gerdau Ameristeel include Commercial Metals Corporation, Nucor Corporation, Steel Dynamics Inc., Mittal Inc., Bayou Steel Corporation and Ivaco, Inc.  Gallatin Steel, which produces flat rolled sheet, competes with numerous other integrated and flat rolled mini-mill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from competitors due to its large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. Gerdau Ameristeel believes it produces one of the largest ranges of bar products and shapes. Its product diversity is an important competitive advantage in a market where many customers seek to fulfill their requirements from a few key suppliers.

All North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of steel bar and wire rod products into the United States’ and Canadian markets have reached historically high levels in recent years, with a corresponding negative impact on domestic prices.

In 2006, demand for both long and flat steel continued to show strength, but the high level of imports noted during 2005 continued during the year. Capacity expansion in China and other Asian countries contributed to a record level of imports into North America in 2006. During the last quarter of 2006 these imports peaked, creating excess inventory in the distribution system. Many steel producers, including Gerdau Ameristeel, reduced production in the light of softer demand.

Material Effects of Government Regulations

Besides government regulations that apply to industry in general, the Company is not subject to any specific regulation that materially affects its business.

C. ORGANIZATIONAL STRUCTURE

Gerdau Group

Gerdau S.A. is a non-operational holding company (since November, 2003 when Gerdau S.A.’s Brazilian assets were transferred to Açominas, creating Gerdau Açominas S.A.) controlled by a holding company, Metalúrgica Gerdau S.A. As of December 31 2006, Gerdau S.A. consolidates the results of 15 operating companies: Aceros Cox S.A. (Chile), Diaco S.A. (Colombia), Empresa Siderúrgica del Perú S.A.A. (Peru), Gerdau Ameristeel Corp (Canada) and its subsidiaries (United States and Canada), Gerdau Açominas S.A. (Brazil), Gerdau Aços Longos S.A. (Brazil), Gerdau Aços Especiais S.A. (Brazil), Gerdau Comercial de Aços S.A. (Brazil), Gerdau AZA S.A. (Chile), Gerdau Laisa S.A. (Uruguay), Maranhão Gusa S.A. - Margusa (Brazil), Siderúrgica Del Pacifico S.A. (Colombia), Sipar Aceros S.A. (Argentina), Corporación Sidenor S.A. and its subsidiaries (Spain) and Seiva S.A. (Brazil) which operates in the forestry business.

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

Significant Subsidiaries

The table below shows the main consolidated companies and investments maintained directly or indirectly by Gerdau on December 31 2006:

	Interest (%)
Company	2006	2005

Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	—
Pacific Coast Steel Inc. - PCS (USA) *	36	—
Gerdau Açominas S.A. (Brazil)	89	89
Gerdau Aços Especiais S.A. (Brazil)	89	89
Gerdau Aços Longos S.A. (Brazil)	89	89
Gerdau América do Sul Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	89	89
Diaco S.A. (Colômbia)	57	57
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil)	89	89
Paraopeba - Fundo de Investimento Renda Fixa	95	97
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	72	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. and its subsidiaries (Spain)	40	—
Sidenor Industrial S.L. (Spain)	40	—
Forjanor S.L. (Spain)	40	—
GSB Acero S.L. (Spain)	40	—
Aços Villares S.A. (Brazil)	23	—
Empresa Siderúrgica del Peru S.A.A. – “Siderperu” (Peru)	83	—

* Gerdau Ameristeel holds an interest of 55% in PCS, and the Company a stake of 65% in Gerdau Ameristeel, the Company’s indirect stake in PCS therefore being 36%. PCS is being consolidated by Gerdau Ameristeel which in turn is being consolidated by the Company.

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos and Gerdau Comercial de Aços

Gerdau Aços Longos S.A. produces common long steel and Gerdau Comercial de Aços S.A sells steel products in general. Gerdau Aços Longos has nine mills distributed throughout the country and has an annual installed capacity of 5.5 million tonnes of crude steel. Gerdau Comercial de Aços is responsible for 68 distribution steel centers throughout Brazil.

Gerdau Aços Especiais and Corporación Sidenor

Gerdau Aços Especiais is headquartered in Charqueadas, state of Rio Grande do Sul and has a consolidated annual installed capacity of 2.4 million tonnes of crude steel, including the annual installed capacity of Corporación Sidenor, which has operations in Brazil and in Spain.

Corporación Sidenor produces specialty steel and has a market share of 43% in Spain and 9% in the European Union.

Gerdau Açominas

Gerdau acquired a stake in Açominas, together with NatSteel and the Açominas Employee’s Association in 1997. The Company increased its stake in Açominas, acquiring a controlling stake in 2001. Gerdau Açominas owns the Ouro Branco mill, located in the state of Minas Gerais. The Ouro Branco mill has an annual installed capacity of 3.0 million tonnes of crude steel and is responsible for 37.1% of Gerdau’s crude steel output in Brazil.

Gerdau Laisa

In 1980, the Company acquired the Laisa mini-mill, in Uruguay. Gerdau Laisa is the only long steel producer in Uruguay and has an annual installed capacity of 100,000 tonnes of crude steel and 80,000 tonnes of rolled products.

Gerdau AZA and Aceros Cox

In 1992, the Company acquired the AZA mini-mill in Chile with Gerdau AZA’s second mill beginning operations in January 1999. The two units, Renca and Colina, have a combined annual production capacity of 470,000 tonnes of crude steel and 490,000 tonnes of rolled steel. The difference in the output of crude steel and long rolled products is due to the fact that at the Renca industrial unit Gerdau AZA still operates old profile rolling mill equipment, which was not decommissioned following the start-up of the new plant in 1999. Although no official statistics are available in Chile, Gerdau AZA believes its share of the domestic long steel rebar market to be about 44%. Gerdau AZA also sells its products through Aceros Cox.

Sipar

Gerdau entered the Argentine market in December 1997. Following the financial and corporate restructuring of its operations in Argentina due to the prevailing economic environment, the Company currently holds a 74.4% stake in Sipar, a rolling mill with an annual installed capacity of 240,000 tonnes.

Diaco and Sidelpa

On September 30 2005, the Company concluded the acquisition of a 57.1% voting and total interest in Diaco, thus obtaining a controlling interest. Diaco is the largest producer of steel and rebar in Colombia.

On November 19 2005, the Company met all the conditions precedent related to the acquisition of a 97.0% controlling interest in Sidelpa. Sidelpa is the only producer of specialty long steel in Cali, Colombia.

Diaco and Sidelpa have a combined annual installed capacity of 530,000 tonnes of crude steel and 620,000 tonnes of rolled products.

Siderperú

Siderperú is a long and flat steel producer with annual installed capacity of 540,000 tonnes of crude steel acquired in 2006. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and three rolling mills. Approximately 20% of sales are of flat steel and the remaining 80% in long steel.

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

Currently, Gerdau Ameristeel has a nominal annual capacity of 7.2 million tonnes of crude steel and 7.5 million tonnes of rolled products. Gerdau S.A. holds a controlling interest of 66.6% in Gerdau Ameristeel. The Company is the second largest producer of long steel in North America and is listed on the Toronto Stock Exchange and the New York Stock Exchange, under the ticker symbols GNA.TO and GNA, respectively.

Other Businesses

Dona Francisca Energética S.A.

Dona Francisca Energética S.A. (DFESA) is an operating hydroelectric power plant with a nominal capacity of 125 MW, located in Agudo, in the state of Rio Grande do Sul.

DFESA’s corporate purpose is to operate, maintain and maximize the use of the Dona Francisca Hydroelectric Plant’s energy potential.

Dona Francisca participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE), in accordance with contract CEEE/9700295 of March 13 1997 and its amendments. In 2003, after Gerdau S.A.’s acquisition of an additional stake, Dona Francisca Energética S.A.’s shareholders are: Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Desenvix (2.2%).

Margusa

Margusa – Maranhão Gusa S.A. has an annual installed capacity of 210,000 tonnes of pig iron. The mill is located 50 km from São Luis and 48 km from a maritime port. The acquisition is part of the Company’s strategy to ensure the supply of pig iron to its mills in the Northeast of Brazil and for exporting any excess output to the North American units. This investment has guaranteed Gerdau’s presence in the important iron ore production center of Carajás, a strategic pig iron source with excellent logistics for supplying both domestic and export markets.

Seiva

Seiva S.A. – Florestas e Indústrias is a reforestation company created in 1971. Seiva has pinus and eucalyptus forests.

D. PROPERTY, PLANT AND EQUIPMENT

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

Locations of plants, capacity, equipment and products

(thousand/year)

BRAZIL

	INSTALLED CAPACITY
PLANTS	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL	4,010	9,845	6,840
LONG STEEL
Açonorte	—	280	250	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Agua Funda	—	—	300	Rolling Mill	Rebar and merchant bars
Barão de Cocais (1)	330	350	200	Integrated/blast furnace, LD converter and rolling mill	Rebar and merchant bars
Cearense	—	170	160	EAF mini-mill, rolling mill	Rebar and merchant bars

Cosigua	—	1,600	1,400	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis (1)	430	600	530	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	—	560	180	EAF mini-mill, rolling mill	Billet, rebar, merchant bars
Riograndense	—	450	520	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba (1)	—	560	430	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
São Paulo	—	900	600	EAF mini-mill, rolling mill	Billets and rebars
Contagem	240	—	—	Blast furnace	Pig iron
Margusa	210	—	—	Blast furnace	Pig iron
AÇOMINAS
Ouro Branco (1)	2,800	3,000	970	Integrated with blast furnace	Billets, blooms, slabs, wire rod and heavy structural shapes
SPECIALTY STEEL
Piratini	—	400	500	EAF mini-mill, rolling mill	Specialty steels
Corporación Sidenor	—	975	800	EAF mini-mill, rolling mill	Specialty steels

ABROAD

	INSTALLED CAPACITY
PLANTS	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
EUROPE	—	975	850
SPECIALTY STEEL
Corporación Sidenor	—	975	850	EAF mini-mill, rolling mill	Specialty steels
SOUTH AMERICA	—	1,640	2,070
AZA	—	470	490	EAF mini-mill, rolling mill	Rebar and merchant bars
Laisa	—	100	80	EAF mini-mill, rolling mill	Rebar and merchant bars
Diaco	—	530	620	EAF mini mill, rolling mill	Rebar and merchant bars
Sipar	—	—	240	Rolling mill	Rebar and merchant bars
Siderperú	—	540	640	EAF mini mill, rolling mill	Rebar, merchant bars and slabs
NORTH AMERICA	—	7,160	7,480	—	—
Whitby	—	870	730	EAF mini-mill, rolling mill	Structural shapes, rebar and merchant bars
Cambridge	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars and special bar quality (SBQ)
Manitoba	—	350	330	EAF mini-mill, rolling mill	Special sections, merchant bars and rebar
Cartersville	—	780	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes and beams
Charlotte	—	420	320	EAF mini-mill, rolling mill	Rebar and merchant bars
Jackson	—	610	540	EAF mini-mill, rolling mill	Rebar and merchant bars
Jacksonville	—	580	580	EAF mini-mill, rolling mill	Rebar and wire rod
Knoxville	—	500	470	EAF mini-mill, rolling mill	Rebar
St. Paul	—	540	500	EAF mini-mill, rolling mill	Rebar, merchant bars and special bar quality round bars
Calverty City	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Wilton	—	320	300	EAF mini-mill, rolling mill	Rebar and merchant bars
Beaumont	—	590	730	EAF mini-mill, rolling mill	Quality rod products
Perth Amboy	—	—	730	Rolling mill	Industrial quality rod products
Sayreville	—	730	540	EAF mini-mill, rolling mill	Rebar
Joliet	—	—	70	Rolling mill	Merchant bars, medium structural channel and beams

Sand Springs	—	540	470
GERDAU TOTAL	4,640	19,620	17,240	—	—

Note (1): While EAF (electric arc furnace) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or DRI (direct reduction iron) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

ITEM 4A.     UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission in respect of its periodic reports under the Exchange Act.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

In 2006, world steel output hit another record high reaching 1.2 billion tonnes, an increase of 9.1% over the output of 2005 with China contributing approximately 34.7% to this total.

China’s output grew by 18.8% in 2006, surpassing the 400 million tonnes mark. The European Union (Europe EU-15) also reported a considerable output and a significant pace of internal demand and export. The output of crude steel in these countries grew by 4.9% for the full year.

China has been growing its steel output at a higher rate than the rest of the world due to investments made in capacity expansion to cope with an ever increasing domestic demand as a result of a GDP growth of approximately 10% per annum. Simultaneously, China is consolidating its position as a net steel exporter.

Crude steel output in Brazil fell 2.2% in 2006 mainly due to the temporary stoppage of the blast furnace of a local player. Output reached 30.9 million tonnes in 2006.

In North America steel output increased 3.1% in 2006 and in South America steel output maintained the same levels of 2005.

Overall, the world market in long steel in 2006 was favorable with demand firm and prices higher.

Considering the factors mentioned above, 2006 produced excellent results for Gerdau, due a strong demand in the civil construction sector and the acquisitions during the period. Consolidated gross revenues reached $13.2 billion, 32.0% greater than in 2005. Net income was $1.5 billion, 35.5% greater than that of 2005.

Brazilian net sales increased 19.4% in 2006 against 2005, favored by the strong demand in civil construction. Net sales of North American operations rose 14.6% in the same period. These improvements are due to the acquisition of Sheffield Steel, to a positive phase in the infra-structure sector and to investments in improvements in different units.

South American net sales (excluding Brazilian sales) increased 109.0%, due to the consolidation of units acquired in the last two years and the favorable demand in the construction sector. In 2006, Sidenor net sales reached $952.8 million, mostly due to demand from the automotive sector.

Significant Factors Materially Affecting the Company’s Results

Demand

Sales in 2006 reached 14.9 million tonnes, 15.8% greater than those of 2005. This performance is due largely to the consolidation of companies acquired at the end of 2005 and during 2006.

Brazilian domestic sales for the full year increased 20.5%, favored by the strong demand in civil construction. Exports decreased by 17.2% to meet this additional domestic demand.

North American sales for the fiscal year reached 6.0 million tonnes, an increase of 5.4% compared to 2005. South American sales (excluding Brazilian sales) were 1.5 million tonnes in 2006, a year on year increase of 112.0%, Sidenor shipped 681 thousand tonnes in 2006.

The combination of sales abroad and exports from Brazil represented 71.6% of consolidated tonnage shipped in 2006.

Production capacity

The Company’s growth objectives are to consolidate its position as a leader in the Americas in the production of long steel and in the international specialty steel market. Recent acquisitions and agreements substantiate the Company’s faith in the growth potential of the continent’s economies and have encouraged the search for new opportunities. During 2006, the Company acquired operations in Spain, United States and Peru.

In Europe, the acquisition of a 40% stake in Corporación Sidenor represented a significant investment in the industrial segment where Gerdau has solid experience. The investment opened the way to entry into the strategic European Union market. Furthermore, the acquisition of this stake allowed the Company to open an important channel with the large international carmakers as well as access to production, administrative, and industrial management know-how of one of the largest suppliers of this sector in the world in perfect harmony with the Company’s long-term growth and globalization plans. Gerdau’s European installed capacity is 975 thousand tonnes of crude steel per annum.

In North America, Gerdau Ameristeel’s acquisition of the Sheffield Steel assets in June, 2006, made a significant contribution to the expansion of the Company’s geographical coverage, primarily rebar markets, to the Southwest United States. The North American operations have a total capacity of approximately 7.2 million tonnes of crude steel.

In South America, the acquisition of Siderperú (Peru) in June and November of 2006, ensured Gerdau’s presence in yet another country with relevant economic growth and increasing steel consumption. The South American operations (ex-Brazil) have an annual crude steel output of 1.6 million tonnes.

The production of slabs, blooms and billets rose to 15.8 million tonnes in 2006, 21.5% more than in 2005. Rolled product output, the subsequent stage in the production chain, reached 12.8 million tonnes, a growth of 27.4% compared to the volume for the previous year. As mentioned above, this performance was mostly due to the consolidation of the steel plants acquired at the end of 2005 and during 2006.

Gerdau S.A. Consolidated Production (1,000 tonnes)	2006	2005	Variation 2006/2005
Slabs, blooms and billets*
Brazil	7,698.6	6,888.8	11.8%
North America	6,059.2	5,555.7	9.1%
South America (ex-Brazil)	1,235.2	534.0	131.3%
Europe	774.0	—	—
Total	15,767.0	12,978.5	21.5%

Rolled Products*
Brazil	4,921.4	4,012.5	22.7%
North America	5,808.2	5,457.8	6.4%
South America (ex-Brazil)	1,412.5	578.4	144.2%
Europe	661.1	—	—
Total	12,803.2	10,048.7	27.4%

* The rolling process relies on raw materials produced at the melt shops such as slabs, blooms and billets. These products are partially sold directly to external customers and the remainder used in the rolling process.

The Brazilian units produced 7.7 million tonnes of steel in 2006, a volume 11.8% greater than in 2005 and corresponding to 48.8% of the consolidated output. In North America, production was 9.1% greater, reaching 6.1 million tonnes (38.4% of the total). The South American companies (ex-Brazil) produced 1.2 million tonnes (7.8% of the total), posting a growth of 131.3% and the European operations produced 774.0 thousand tonnes in 2006.

The Gerdau companies’ production of rolled products in Brazil amounted to 4.9 million tonnes in 2006, an increase of 22.7%. In North America and South America (ex-Brazil), production grew 6.4% and 144.2%, respectively, to reach 5.8 million tonnes and 1.4 million tonnes, reflecting the consolidation of Sheffield Steel, in North America and Siderperú, in Peru.

Significant events affecting financial performance during 2006

In addition to increased sales, the results of the Company’s operations in 2006 were positively impacted by a series of events that resulted in a strong year-on-year increase in net income. Some of the most relevant events are described below:

•      During 2006, the Company’s consolidated results of operations has a change in mix considering its segment operations. Long brazil operating segment, which historically has been the most profitable segment of the Company, has reduced its proportion of contribution for the consolidated profits, due to the increase in other segments of the Company, most notably Specialty steel segment and North America Segment, which have comparable lower margins against Long brazil. This increase on Specialty steel and North America segments occurred due to acquisition of Corporación Sidenor, a Spanish subsidiary which operates in the specialty steel segment, and the acquisition of Sheffield Corporation and PCS Inc., companies located in the U.S. and on North America segment.

•      In 2006, the Company has recorded a gain of $54.6 million regarding the increase of the fair value of the forward commitment to acquire a minority interest in Diaco, a Colombian subsidiary of the Company. The Company has also recorded a recovery of $37.3 million of brazilian federal income taxes on a final rule of judicial decisions.

•      The effective income tax rate fall to 18.6% from 26.4% in 2005, mainly for the increase in the benefit regarding tax deductible goodwill recorded on statutory books, increase of tax benefit for the payment of interest on capital in spite of dividends and also tax credits obtained in Spanish subsidiaries, in connection with a the incorporation of a entity that occurred in the fourth quarter of 2006 in preparation for the acquisition of GSB Acero. The Company expects to use tax benefits regarding tax deductible goodwill for the next years, although tax benefit from restructuring of Spanish operations are non-recurring.

•      Gains on investments accounted for under the equity method were $118.0 million in 2006 compared to $96.5 million, arising mainly from the results of the Gallatin, Bradley Steel Processors and MRM Guide Rail joint ventures. Gallatin Steel shipments were flat for the year ended December 31 2006 compared with 2005; however, metal spreads for flat rolled steel products increased from the levels earned in 2005. This increase in metal spreads was consistent with the increase in metal spreads verified in all North American market for the year ended 2006. Gallatin paid to Gerdau cash dividends of $101.6 million in 2006 compared to $115.8 million during 2005.

Impact of Inflation and Fluctuations in Exchange Rates

Gerdau’s results and its financial position are largely dependent on the state of the Brazilian economy, notably (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and (iii) the exchange rates between the real and foreign currencies.

For many years, Brazil experienced high rates of inflation that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation.  Since the introduction of the real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, the Brazilian GDP increased, rising by 1.4% in 2001, 1.5% in 2002, decreasing by 0.2% in 2003, increasing by 5.2% in 2004 and increasing again by 2.3% in 2005 and by 3.7% in 2006.

The following table presents Brazilian inflation and the performance of the real against the U.S. dollar for the periods shown.  For a discussion of the foreign exchange rate in Brazil generally, see “Item 10.D. Exchange Controls – Exchange Rates.”

	January to April	Year ended December 31
	2007	2006	2005	2004	2003	2002
Inflation (INPC base)	1.62%	2.81%	5.04%	6.13%	10.38%	14.74%
Inflation (IGP-M)	1.15%	3.85%	1.20%	12.42%	8.69%	25.30%
Appreciation (devaluation) of $versus Brazilian real	-4.87%	-8.65%	-11.85%	-8.13%	-18.23%	52.27%

In a positive economic environment, the real appreciated against the U.S. dollar throughout 2006 leading to a significant improvement in Brazilian country risk and a gradual reduction in interest rates.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies different to the respective functional currency of each subsidiary. Brazilian operating subsidiaries’ (Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços) functional currency is the Brazilian real. Brazilian subsidiaries have foreign currency denominated assets and liabilities, mainly in U.S. dollars, their financial position and results being affected by changes in the exchange rate of the Brazilian real in relation to the U.S. dollar. In 2006, 2005, 2004 and 2003, Gerdau’s results were affected by the appreciation of the Brazilian real against the U.S. dollar, generating losses in its U.S. dollar-denominated trade accounts receivable from exports, and generating gains in the U.S. dollar denominated trade accounts payable and also debt. The reduction of net debt balances (defined as short and long term debt less short term investments, restricted cash and cash and cash equivalents) during 2006 compared to 2005 and the appreciation of the real, together with the increase in the balance of trade accounts receivable and trade accounts payable generated a net foreign exchange gain during 2006. Gerdau’s financial statements are presented in U.S. dollars with transactions in currencies other than the U.S. dollar translated into U.S. dollars in accordance with the criteria established in SFAS No. 52 Foreign Currency Translations. Changes in the exchange rate between the functional currency of the Company’s operations, such as the Brazilian real and the U.S. dollar, affect the reported amounts of revenues and expenses in the consolidated statements presented in U.S. dollars.

Net income for the years ended December 31, 2006, 2005 and 2004

The table below contains information for various income statement items, expressed as a percentage of net sales for each of the respective years:

	Fiscal year ending December 31,
	2006	2005	2004
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	(74.1)%	(73.8)%	(69.6)%
Gross Profit	25.9%	26.2%	30.4%
Operating Expenses:
Sales and Marketing Expenses	(2.2)%	(2.3)%	(2.2)%
General and Administrative Expenses	(6.9)%	(5.2)%	(5.2)%
Other Operating Income (expenses), net	0.9%	(0.1)%	0.4%
Operating Income	17.7%	18.6%	23.4%
Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gain and Losses on Derivatives, Net	1.2%	0.1%	(0.7)%
Equity in Earnings of Unconsolidated Companies	1.0%	1.1%	2.0%
Gain on change in interest on Gerdau Ameristeel investment	—	—	0.1%
Provision for taxes on income	(3.7)%	(5.2)%	(5.8)%
Minority interest	(3.4)%	(2.0)%	(2.3)%
Net Income	12.8%	12.6%	16.7%

The table below contains information for various income statement items, where the years are expressed in $ millions:

	Fiscal year ending December 31,
	2006	2005	2004
Net Sales	11,844	8,894	6,952
Cost of Sales	(8,778)	(6,564)	(4,839)
Gross Profit	3,066	2,330	2,113
Operating Expenses:
Sales and Marketing Expenses	(256)	(203)	(155)
General and Administrative Expenses	(821)	(466)	(359)
Other Operating Income (expenses), net	107	(8)	29
Operating Income	2,096	1,653	1,628
Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gain and Losses on Derivatives, Net	148	13	(51)
Equity in Earnings of Unconsolidated Companies	118	96	142
Gain on change in interest on Gerdau Ameristeel investment	—	—	3
Provision for taxes on income	(439)	(465)	(407)
Minority interest	(409)	(179)	(157)
Net Income	1,514	1,118	1,158

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net Sales

The Company’s net sales were $11,844.2 million in 2006, 33.2% more than 2005 ($8,894.4 million). Of this amount, 45.2% ($5,354.2 million) came from operations in Brazil, 37.7% ($4,464.2 million) from the North American units, 9.1% ($1,073.1 million) from the South American companies (ex-Brazil) and 8.0% from the European operations. This performance reflects the improvements in the several operations in the different regions in which the Company is present as well as to the consolidation of units acquired in the last two years.

Gerdau S.A. Consolidated
Net Sales by Geographical Region from
which Shipment was originated ($ millions)	2006	2005	Variation 2006/2005

Brazil	5,354.2	4,483.9	19.4%
North America	4,464.2	3,897.1	14.6%
South America (ex-Brazil)	1,073.1	513.4	109.0%
Europe	952.7	—	—
Consolidated Total	11,844.2	8,894.4	33.2%

The average net price of steel in 2006 was $795.5/ton, a 15.0% increase from $691.6/ton in 2005.

Cost of Sales and Gross Profit

Cost of sales increased from $6,564.2 million in 2005 to $8,777.8 million in 2006, representing an increase of 33.7%. This increase is mainly due to higher volume of shipments in 2006, the consolidation of acquired companies, as well as to the appreciation of the real against the U.S. dollar, which impacts significantly the cost of sales (as well as domestic sales) of the Brazilian subsidiaries when translated into U.S. dollars. The Company’s gross margin reached 25.9% in 2006, compared to 26.2% in 2005. This reduction is due to the increase in costs of the main raw materials used in the production process in 2006, such as iron ore, energy and others. Another factor which contributed to this reduction is the change in the mix of operating segments margins; Long Brazil, which historically has been the most profitable operating segment of the Company, has reduced its relative contribution to consolidated margin, mainly due to the increase of contribution from the North American and the Specialty Steel segments, as a result of the acquisition of business allocated to those segments during 2006. Gross profit reached $3,066.4 million in 2006, compared to $2,330.2 million in 2005, representing an increase of 31.6%, principally due to higher sales volume in 2006.

Operating Expenses

Operating expenses (sales and marketing, general and administrative, expenses) increased 61.0% in 2006, compared to 2005. The ratio of operating expenses-to-net sales was 9.1%, above the percentage of 7.5% in 2005. This increase is mainly due to the consolidation of the new companies not consolidated during the year ended December 31, 2005 (an increase of $249.7 million in 2006), to the enhanced long-term incentive program for Gerdau Ameristeel’s employees (an expense of $20.4 million in 2006 compared to an expense of $3.0 million in 2005) and to the accounting of PIS/COFINS on payments of interest on capital stock (approximately $19 million). In 2006, consolidated operating expenses were $970.2 million against $677.5 million in 2005.

Other Operating Income (Expenses), Net

Other operating income, net, amounted $107.4 million in 2006 against other operating expense, net, of $8.2 million in 2005. This positive result includes mainly the effects of recording at fair value the forward commitment to acquire a minority interest in Diaco which amounted to $54.6 million in 2006 against $7.5 million in 2005 and gains for tax credits recovered as result of non-appealable judicial decisions with respect to PIS and Cofins taxes which amounted to $37.3 million.

Operating Income

Operating income was $2,096.2 million in 2006, an increase of 26.8% when compared to $1,652.7 million in 2005. Operating income increased in 2006 due to the consolidation of the acquired companies and the improvement in sales.

Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gains and Losses in Derivatives, Net

In the fiscal year 2006, net financial income (which consists of financial income, financial expenses, foreign exchange gains and losses and gains and losses from derivatives) totaled $147.4 million, against net financial income of $12.6 million in the previous year. This increase in financial income is mainly due to the foreign exchange gains of $132.9 million in 2006 compared to $57.9 million in 2005 and to the greater gain over financial investments in the period, basically due to its higher volume.

Equity in Earnings (Losses) of Unconsolidated Companies, net

During 2006, equity income from unconsolidated companies amounted to $118.1 million compared to $96.5 million recorded in 2005. A greater metal spread during the year generated better results at the joint ventures in the United States (Gallatin Steel, MRM Guide Rail and Bradley Steel Processors), which account for the majority of the equity income recorded on the Company’s books. Although Gallatin shipments were essentially flat for the year ended 2006 when compared to 2005, higher metal spreads significantly increased during the year, following the general improvement in the North America steel market in 2006.

Provision for Taxes on Income

In 2006, income tax expenses were positively affected by the recognition of tax-deductible amortization of goodwill, which reduced this expense, in the amount of $128.7 million in 2006 compared to $76.7 million in 2005. The effective tax rate has been reduced from 26.41% in 2005 to 18.58% in 2006 due to the combined effects of benefit of deductible interest on equity paid to shareholders of $75.4 million, benefit regarding tax deductible goodwill in the statutory books in the amount of $128.7 million and to the non-recurrent tax credits obtained in the Spanish subsidiaries of $38.7 million. The Company expects to continue to benefits from tax-deductible amortization of goodwill over the next eight years.

Net Income

In 2006, consolidated net income amounted to $1,513.8 million, 35.5% greater than $1,117.5 million in 2005. This increase reflects the greater volume shipped and strong demand in the civil construction sector. Net margin (defined as net income divided by net sales) increased from 12.6% in 2005 to 12.8% in 2006.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Sales

The Company’s net sales were $8,894.4 million in 2005, 27.9% more than 2004 ($6,952.1 million). Of this amount, 50.4% ($4,483.9 million) came from operations in Brazil, 43.8% ($3,897.1 million) from the North American units, and 5.8% ($513.4 million) from the South American companies (ex-Brazil). The consolidation of the steel units in North and South America was the principal reason for this growth, and, to a lesser extent, the improved demand in North America and in the South American countries where the Company is present.

Gerdau S.A. Consolidated
Net Sales by Geographical Region
from which Shipment was originated ($ millions)	2005	2004	Variation 2005/2004

Brazil	4,483.9	3,623.0	23.8%
North America	3,897.1	3,009.9	29.5%
South America (ex-Brazil)	513.4	319.2	60.8%
Consolidated Total	8,894.4	6,952.1	27.9%

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

Operating Expenses

Operating expenses (sales and marketing, general and administrative and other expenses) increased 39.7% in 2005, compared to 2004, and against a growth of 27.9% in net sales. The ratio of operating expenses-to-net sales was 7.5%, and slightly above the percentage of 7.4% in 2004. This increase is mainly the result of expenses related to greater export volumes and the enhanced long-term incentive program for Gerdau Ameristeel’s employees. In 2005, consolidated operating expenses, excluding other operating expenses, were $669.3 million against $513.7 million in 2004.

Other Operating Income (Expenses), Net

During 2005, several non-recurring items affected operating income, such as the recognition of an impairment loss on the goodwill related to the acquisition of Margusa in the amount of $13.0 million, due to a reduction in pig iron prices and the appreciation of the real during the year, which reduced severely Margusa’s profitability. Other non-recurring items included the recognition of a provision for tax contingencies related to ICMS credits denied by the fiscal authorities and an unfavorable court ruling during the fourth quarter on this issue amounting to $12.6 million, as well as tax contingencies recorded regarding operations performed under a drawback concession which is being challenged by the fiscal authorities, and for which the Company has also had an unfavorable court ruling in the amount of $33.9 million. Nevertheless, the Company has also recorded some amounts that generated other income such as the positive fair value of the commitment to acquire 40% of Diaco shares in the amount of $7.5 million.

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

With the goal of extending the average maturity of its indebtedness, financial transactions conducted throughout 2005 contributed substantially to meeting this objective. The average debt maturity more than doubled in the period increasing from 4 to 9 years, also generating lower financial expenses on the new debt contracted. Foreign exchange gains during 2005 amounted to $57.9 million against $30.8 million in 2004, but these gains were partially offset due to losses recorded with derivatives, mainly swap agreements in the amount of $22.0 million during 2005 compared to a gain of $1.2 million during 2004.

Equity in Earnings (Losses) of Unconsolidated Companies, net

During 2005, equity income from unconsolidated companies amounted to $96.5 million compared to $141.9 million recorded in 2004. Lower average selling prices for flat steel products during the year, as well as an increase in the price of scrap during the year, generated lower net income at the joint ventures in the United States (Gallatin Steel,

MRM Guide Rail and Bradley Steel Processors), which account for the majority of equity income recorded in the Company’s books.

Provision for Taxes on Income

In 2005, income tax expenses were positively affected by the recognition of tax-deductible amortization of goodwill, which reduced this expense, in the amount of $76.7 million. Nevertheless, the effective tax rate increased from 23.61% in 2004 to 26.41% in 2005 due to the recognition during 2004 of a reversal of valuation allowance in the amount of $120.3 million for Gerdau Açominas and $48.6 million for Gerdau Ameristeel. These events significantly reduced the effective tax rate in 2004.

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

Gerdau S.A. Consolidated
Net Sales			Variation
($ millions)	2004	2003	2004/2003

Brazil	3,623.0	2,597.8	39.5%
North America	3,009.9	1,811.2	66.2%
South America (ex-Brazil)	319.2	122.0	161.6%
Consolidated Total	6,952.1	4,531.0	53.4%

The average net price of steel in 2004 was $585.5/ton, a 48.0% increase from $395.6/ton in 2003.

Cost of Sales and Gross Profit

Cost of sales was $4,839.0 million in the year ended December 31, 2004, an increase of 40.4% compared to the cost of sales in 2003 ($3,445.6 million). The increase was mainly due to the increases in the cost of raw materials (scrap and pig iron) caused by a greater demand from steel producers, and a 3.7% increase in sales volume in tonnes. Gross margin reached 30.4% in 2004, against 24.0% in 2003. This reflected improved margins from the Brazilian operations following adjustments in sale prices due to higher raw material costs and increased international market prices, strongly favoring exports and the North America business. Gross profit reached $2,113.2 million in 2004, against $1,085.4 million in 2003, a growth of 94.7%.

Operating Expenses

Operating expenses (sales and marketing, general and administrative) increased 32.3% in 2004, compared to 2003, against a growth of 53.4% in net sales, with the ratio of operating expenses-to-net sales falling from 8.6% to 7.4%. This reduction primarily reflects lower export volumes, which reduced freight and transportation costs, and lower expenses at Gerdau Ameristeel. In 2004, consolidated operating expenses, excluding other operating expenses, were $513.7 million against $388.2 million in 2003.

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

Operating Income

Operating income in 2004 was $1,628.2 million, an increase of 133.8% compared to $696.3 million in 2003.  The increase was mainly due to an increase in gross margin on steel products throughout the year, particularly during the second half of 2004, as a result of increased prices and the gain of $43.5 million resulting from the final non-appealable court ruling in the Company’s favor in a lawsuit challenging the payment of PIS taxes.

Financial Expense, Financial Income, Foreign Exchange Gains and Losses, Net and Gains and Losses on Derivatives, Net

In the fiscal year 2004, net financial expense (which comprises financial income, financial expenses, foreign exchange gains and losses and derivative gains and losses) totaled $50.8 million, against $192.7 million in the previous year. This decrease is due mainly to the increase in financial investments, as a result of the stronger cash flow in the period, and to a reduction in the cost of debt due to a change in its debt profile, with the issuance of debt facilities such as an Euro Commercial Paper and Senior Notes by Gerdau AmeriSteel, with lower financial costs to Gerdau, and repayment of debt bearing higher interest rates. Additionally, the majority of the cross-currency rate swap contracts entered into in 2003 matured in 2004 and was not replaced, resulting in the reduction of losses on derivatives in 2004.

Equity in Earnings (Losses) of Unconsolidated Companies, Net

Equity in earnings of unconsolidated companies was $141.9 million in 2004, mainly due to positive results of the 50% joint ventures in Gallatin, Bradley Steel Processors and MRM Guide Rail and reflecting the good performance of the steel making business.

Gain on Change in Interest on Gerdau Ameristeel Investment

On October 15 2004, Gerdau Ameristeel issued 70,000 new shares, which were acquired by Gerdau and other investors in a public offering. As the new shares were issued at a price higher than the average carrying amount of the shares held by Gerdau, Gerdau recorded a gain in the amount of $2.7 million presented as “Gain on change of interest” in the consolidated income statements.

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

Net Income

In 2004, consolidated net income was $1,158.4 million, 127.1% higher than $510.2 million in 2003, due to higher gross margins generated by an increase in world steel demand, an impact of $43.5 million related to a final court ruling regarding tax claims, an increase in earnings of unconsolidated companies accounted for under the equity income method contributing $141.9 million and also the reduction of financial expenses due to an increase in cash generated from operations permitting the paying down of debt.

B. LIQUIDITY AND CAPITAL RESOURCES

Net cash generated from operating activities amounted to $1,454.5 million, $345.1 million and $1,070.6 million for the years ended December 31, 2006, 2005 and 2004, respectively, with a cumulative total for the three years of $2,870.2 million. Net cash generated from operating activities was one of the Company’s main sources of liquidity. Cumulative short and long-term financing amounted to $5,044.3 million for the three-year period contributing $2,123.7 million in 2006, $1,630.6 million in 2005 and $1,290.0 million in 2004 towards the Company’s liquidity requirements. Disposals of fixed assets, such as obsolete machinery and scrap equipment, generated cumulative losses of $6.5 million for the years of 2006, 2005 and 2004.

The main uses of capital resources in 2006 were: $1,022.2 million for investment in fixed assets, $214.9 million for the acquisition of companies in North America, $8.0 million for the acquisition of Sipar Aceros, $86.9 million for the acquisition of Siderperú, $204.0 million for the acquisition of Corporación Sidenor and $146.8 million for the acquisition of GSB Acero, $445.3 million for payment of dividends and interest on capital and $1,467.1 million for the repayment of debt. In 2005 the main uses of capital resources were: $697.4 million for investment in fixed assets, $49.6 million for the acquisition of North Star in North America, $16.7 million for the acquisition of Sipar Aceros, $6.7 million for the acquisition of Diaco and $6.2 million for the acquisition of Sidelpa, $420.5 million for payment of dividends and $798.4 million for the repayment of debt. The acquisitions of Diaco and Sidelpa completed in 2005, also had a non-cash impact of $53.6 million resulting from the release of funds previously maintained in trusts. The payment of cash into the trusts was previously recognized as a use of resources during 2004 in the cash flow statement. In 2004, the main uses of capital resources were: $440.9 million for investments in fixed assets, $298.4 million for the acquisition of businesses in North America, $1,273.2 million for the repayment of maturing short and long-term debt and $275.6 million for the distribution of dividends. Resources invested in fixed assets from 2004 to 2006 ($2,160.6 million) were used to modernize the Company’s industrial plants and subsidiaries and to upgrade technology. In 2006, capital resources were primarily used for the construction of a new rolling mill in São Paulo and for the expansion of the blast furnace at the Ouro Branco mill.

The Company’s principal source of liquidity has traditionally consisted of cash generated from operating activities.

Between December 31, 2005 and December 31, 2006, net working capital (current assets less current liabilities) increased by $865.5 million, from $3,294.6 million in 2005 to $4,160.1 million in 2006. Between December 31, 2004 and December 31, 2005, net working capital increased by $1,683.9 million, from $1,610.7 million in 2004 to $3,294.6 million in 2005. The increase in 2006 was primarily due to the increase in financial investments as a result of the stronger cash flow in the period and due to the issuance of long term debt and the consolidation of assets of Corporación Sidenor, Sheffield Steel and Siderperú, acquired during 2006. The Company believes its current working capital and cash generation is sufficient to meet its capital needs. As of December 31, 2006, there were no material commitments entered into by the Company, so no sources of funds are needed or anticipated.

Debt and Financial Strategy

The Company’s debt is intended to finance investments in fixed assets, both in the modernization and technological upgrading of its plants and in the expansion of installed capacity, as well as working capital, the purchase of stakes in other companies, and, depending on market conditions, short-term financial investments.

Total debt amounted to $4,638.6 million in 2006 and $3,215.0 million in 2005. Net debt (defined as short and long-term debt plus debentures less short-term investments, restricted cash and cash and cash equivalents) increased from $911.6 million in 2005, to $1,656.6 million in 2006. This increase was due to the financial agreements signed to fund the expansion of the Ouro Branco mill and to the consolidation of the liabilities of Corporación Sidenor, Sheffield Steel and Siderperú.

In 2006, net financial income (which comprises financial income, financial expenses, foreign exchange gains and losses and gains and losses on derivatives) amounted to $147.4 million compared to $12.6 million in 2005. This improvement is due to the greater gain from financial investments in the period. Additionally, net financial income in 2006 reflected foreign exchange gains ($132.9 million) mainly due to the appreciation of the real, which impacted U.S. dollar denominated assets and liabilities, most notably trade accounts receivable and debt and trade accounts payable. Derivatives generated losses of $7.1 million in 2006 due to the appreciation of the real against the U.S. dollar.

The following table profiles the Company’s debt on December 31 2006 and 2005 (in thousands of U.S. dollars):

	2006	2005
SHORT-TERM:
Short-term debt:
Debt denominated in reais	88,840	7,896
Debt denominated in foreign currency	414,459	303,488
Total short-term debt	503,299	311,384
Current portion of long-term debt:
Debt denominated in reais	121,562	39,947
Debt denominated in foreign currency	440,259	215,231
Total current portion of long-term debt	561,821	255,178
Debentures(a)	1,371	1,162
Short-term debt plus current portion of long-term debt and debentures	1,066,491	567,724

LONG-TERM:
Long-term debt, less current portion:
Debt denominated in reais	676,996	349,567
Debt denominated in foreign currency	2,451,872	1,883,464
Total long-term debt	3,128,868	2,233,031
Debentures	443,280	414,209
Long-term debt plus debentures	3,572,148	2,647,240

Total debt plus debentures, current portion of long-term debt and parent company	4,638,639	3,214,964
Short-term investments, restricted cash, cash and cash equivalents	2,982,062	2,303,413
Net debt plus debentures, current portion of long-term debt and parent company	1,656,577	911,551

On December 31 2006, the Company’s total debt plus debentures amounted to $4,638.6 million. Of this balance, $1,332.0 million (28.7%) was denominated in Brazilian reais and $3,306.6 million (71.3%) in foreign currency.

Short-term debt plus current portion of long-term debt and debentures

As of December 31, 2006, the Company’s short-term debt amounted to $503.3 million. Of this total, $88.8 million related to financing in reais and $414.5 million in foreign currencies. In 2006, short-term debt plus the current portion of long-term debt and debentures amounted to $1,066.5 million, representing an increase of 87.9% relative to 2005. This increase was due to the financing of the Ouro Branco mill expansion, loans obtained for the acquisition of companies and working capital obtained during the period.

Long term

Long-term debt including debentures amounted to $3,572.1 million as of December 31, 2006.  Of this total, $3,128.9 million represented loans obtained from financial institutions and from issuance of debt in the market, of which $677.0 million was denominated in reais and $2,451.9 million in foreign currency. Of total long-term debt, $443.3 million represents debentures in reais.

Approximately 72.7% of the $2,892.1 million of long-term loans denominated in foreign currency, including the current portion of long-term debt, was contracted by the Company and its Brazilian subsidiaries and 27.3% by the Company’s foreign subsidiaries.

The Company has entered into financial agreements to fund and improve its debt profile. The most significant financial agreements contracted in 2006 are described below.

On March 24 2006, Gerdau concluded negotiations and signed a $267.0 million Yen-equivalent term loan agreement to finance part of its Gerdau Açominas subsidiary’s production expansion of the Ouro Branco mill. The transaction was led by Citigroup and has NEXI credit insurance. The financial operation has a total tenor of ten years and pays semi-annual interest of Libor + 0.30 % p.a.

On November 1 2006, Gerdau concluded negotiations and signed a $400.0 million Senior Liquidity Facility in order to improve its liquidity and improve the management of its exposure to market risks. The program has an availability period of three years and a two-year payment period as of any effective disbursement. Costs are a Facility Fee of 0.27% p.a. and interest of Libor + 0.30% to 0.40% p.a. when actually withdrawn. The operation was lead jointly by ABN AMRO, Santander, Calyon and HSBC.

The Company is subject to limitations on debt levels, the granting of encumbrances on its properties and the payment of dividends under certain circumstances, in accordance with the terms of its debentures and its loans from the Brazilian National Bank for Economic and Social Development (BNDES). These limitations are applicable to the Guaranteed Perpetual Senior Securities and to the refinancing agreements for Gerdau Ameristeel (Senior Notes and Senior Secured Credit Facility) as well as trade finance lines, bank loans and suppliers’ credits. Most of the financial agreements contracted by the Company, including ECA operations, Senior Liquidity Facility and Export Receivables Notes, have covenants based on certain limits such as (i) Financial Debt divided by Earnings before Interest, Taxes,

Depreciation and Amortization - EBITDA (defined as gross profit minus general, sales and marketing and administrative expenses plus depreciation and amortization) of less than four times and (ii) EBITDA divided by Net Financial Expenses Excluding Monetary and Foreign Exchange Variations of higher than three times.

Under the Export Receivables Notes Program, the Company has to maintain a Consolidated Minimum Net Worth of R$3,759.2 million.

In order to protect the Company from changes in interest rates on its foreign currency debt incurred in Brazil, Gerdau entered into interest rate swap operations whereby it pays U.S. dollars, generally accruing interest at fixed rates, and receives U.S. dollars accruing interest at LIBOR rates. In some other swaps the Company has entered into, it receives fixed interest rates based on U.S. dollars, and pays a variable interest rate based on LIBOR. The Company has also entered a swap in which it receives a variable amount based on CDI rates, and pays a fixed rate based on Referential Rate (TR). Such swaps have a notional value of $444.3 million as of December 31, 2006. These derivative instruments are not contracted by the same entities, and aim to reduce each entity’s exposure to changes in interest rates, or to assure the denominations of inflows match contracted debt outflows.

The Company has also cross currency swaps in which it receives a variable amount in Japanese yen based on Japanese LIBOR, and pays a fixed interest rate in U.S. dollars. A reverse swap was entered into, in which it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on JIBOR in Japanese yen. In December 2006, the total amount swapped was $378 million (notional amount).

Also, in order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps whereby it receives a fixed interest rate and pays a variable interest rate based on LIBOR. In December 2006, the total amount swapped was $200 million. Cash flows from operations may be used to service this debt. However, there can be no assurance that cash flows from operations will be sufficient to service foreign currency debt obligations, denominated principally in U.S. dollars. It is thus possible that exchange rate fluctuations may have a material adverse effect on the Company’s business, financial condition and results of operations.  See Item 3 - Risk Factors. The maturity profile of the Company’s long-term debt with financial institutions, including debentures, is as follows:

Gerdau S.A. Consolidated Amortization ($ million)
2008	502.7
2009	500.9
2010	504.0
2011	314.3
After 2011	1,750.3
Total	3,572.2

The amounts described above include the Aços Villares debentures that mature in 2010 ($143.4 million) and a further five Gerdau S.A. debenture issues ($299.9 million) with different maturity dates after 2010.

As of December 31, 2006, the Company was in compliance with all contract covenants.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

Due to the specialized nature of its business, Gerdau Aços Especiais is the only unit that has been investing uninterruptedly in technological upgrading and in research and development (R&D). This unit is active in the automotive segment and maintains an R&D department responsible for new products and the optimization of existing processes. These product development projects are headed by specialists who use quality tools such as ‘6 Sigma’, statistical procedures for improving the assessment of process variables, and ‘Quality Function Deployment’, a methodology through which the technicians are able to identify the full spread of customer requirements. In the other plants, production and quality teams are responsible for developing new products to meet customer and market needs.

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

D. TREND INFORMATION

Gerdau’s business focuses on the production of long steel and the distribution of steel products in general at its operations located in Brazil, North and South America and Spain. One of the corporate’s strategies is the development of business on a regional basis aimed at servicing the Company’s raw material requirements and the selling of its production to clients mostly located close to the operating units.

Since international prices are recovering, influenced in good measure by strong demand and the increase in scrap and iron ore prices along with the reduction of Chinese supply of billets and long steel as a result of surtaxes imposed on exports from that country.

Some supplier iron ore contracts have already been negotiated at a 9.5% increase in price. On the other hand, prices for coking coal in international markets are falling approximately 20% due to the increase in supply resulting from investments in new mining sites in Canada and Australia.

Another interesting point is sea freight. Even with new tonnage available throughout 2006, freight prices are rising indicating that the economies in the different regions continue to grow and demand for steel products in international markets is strong.

Perspectives for the steel sector are positive for the year 2007. According to the IISI, apparent demand for steel products should grow 5.3% worldwide with the spotlight on China and the CIS (Commonwealth of Independent States), where demand is expected to grow at 10.4 and 9.4%, accordingly. South America is another region in which an important apparent consumption should experience significant growth of about 7%. The NAFTA countries and those of Eastern Europe should see stable demand or perhaps a slight dip.

In Brazil, the year of 2007, not considering the PAC – “Growth Acceleration Program” (a government program launched during 2007 to promote economic growth)-, is showing a quite favorable scenario for business. Volumes shipped to the domestic market should grow between 6% and 8%, influenced by the strong demand in the civil construction and the agricultural sectors. In civil construction it is worth mentioning that the decline in interest rates and the strong capitalization of construction companies will most certainly contribute to the investment in residential construction throughout this and the coming years.

As for the PAC, as announced by the Brazilian government in January, it is possible to visualize an even more intense warming up of the demand for our products. This should be felt as investments begin to be implemented.  The rough estimates indicate that direct investments in civil construction will reach R$ 27.5 billion in 2007, and R$ 78.8 billion for the period between 2008 and 2010. The investment program also envisages investments in logistics (highways, railroads and ports), along with energy and sanitation. These investments should benefit Gerdau directly and indirectly via the reduction of transportation and electricity costs, as well as with the increase in consumption of our products.

In 2007, North American demand for rebars, merchant bars and structural steel should continue strong, given that investments in infrastructure are expected to remain high. With this scenario combined with the outlook that steel imports should continue to decline and steel prices remain buoyant, the prospects of metal spread at $ 400 per short ton throughout the next several months look favorable.

The year is also expected to report good performance from the Latin American operations due to GDP driven by investments in the public sector, in infrastructure and in our ability to run the businesses recently acquired.

European demand for specialty steel should remain quite strong in 2007 due to the continued growth of the automotive sector throughout the world. Gerdau’s business in the region should present an even better performance following the acquisition of GSB, at the end of December, which added 200 thousand tonnes of long specialty steel per annum to our Spanish operation.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company has guaranteed 51.82% of the debt of Dona Francisca Energética S.A., an unlisted corporation that owns and operates a hydroelectric power plant, known as Usina Hidroelétrica Dona Francisca. The debt amounts to R$157.8 million (equivalent to $73.8 million at the year-end foreign exchange rate). The percentage of this guarantee corresponds to its 51.82% stake in Dona Francisca Energética. In addition, the Company has issued guarantees to Banco Gerdau S.A. for $9.3 million relating to loans by the bank to its customers for purchasing its products.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
					More
Contractual Obligations		Less than			than 5
($ thousands)	Total	1 year	1-3 years	3-5 years	years

Long-Term Debt Obligations (1)	3,690,689	561,821	1,003,586	617,075	1,508,207
Debentures (1)	444,651	1,371	—	143,424	299,856
Interest payments (2)	3,034,242	512,582	731,845	395,023	1,394,793
Operating Lease Obligations (3)	73,643	12,994	18,857	14,677	27,115
Capital Expenditures (4)	199,011	149,258	34,827	14,926	—
Unconditional Purchase Obligations (5)	55,645	55,645	—	—	—
Pension Funding Obligations (6)	290,469	48,699	34,664	43,643	163,463
Commitment to acquire shares of subsidiaries (7)	72,795	—	—	—	72,795
Put option granted to Santader Group on Corporación Sidenor acquisition (8)	246,005	—	—	—	246,005
Total	8,108,633	1,343,882	1,823,779	1,228,768	3,712,234

(1) Total amounts are included in the December 31, 2006 consolidated balance sheet. See Note 15 Long-term Debt and Debentures in the consolidated financial statements. The amounts in the table above do not include short-term debt amounting to $503.3 million.

(2) Interest payments include amounts related to the perpetual bonds, which do not have a final maturity date.  For the purpose of interest calculations, interest payments on the perpetual bonds were considered for 30 years.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31,2006.

(4) Purchase obligations for capital expenditures correspond to and are related to capital projects.  The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31 2006, the corresponding liability has not yet been recorded in its current financial statements.

(5) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(7) During 2005, all conditions precedent related to the acquisition agreement of Diaco were met.  As a consequence, Diaco is being consolidated in the Company’s financial statements. Nevertheless, the Company has committed to acquire the remaining 40% of Diaco shares currently held by the former owners.  Final maturity of this commitment is December 2012, and the amount disclosed includes contractual interest. Gerdau has an option to accelerate the acquisition of those shares, and if the option is exercised, payment should be made in 2008 and 2009.  The fair value of this commitment is recorded in its financial statements.  See Note 4.8 Acquisitions – Diaco and Sidelpa in its Consolidated Audited Financial Statements.

(8) During 2006, the Company has entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but has also granted a put option to Santander Group, which has acquired another stake of 40% of Corporación Sidenor. According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company 5 years after the acquisition has completed. See Note 4.1 Acquitions – Corporación Sidenor in its Consolidated Audited Financial Statements.

G. SAFE HARBOR

See Cautionary Statement with Respect to Forward-Looking Statements.

H. CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both (1) important to the portrayal of its financial condition and results and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates impacting matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In connection with the preparation of the financial statements included in this annual report, its management has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant.  Although these estimates and assumptions are reviewed by management in the ordinary course of business, the portrayal of its financial condition and results of the operation often requires the Company to make judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities.  Actual results may differ from those estimated using different variables, assumptions or conditions. In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy, described as follows:

•                  deferred income taxes;

•                  pension and post-retirement benefits;

•                  environmental liabilities;

•                  derivative financial instruments;

•                  useful lives of fixed assets;

•                  fair value of non quoted financial instruments, and

•                  valuation of assets acquired and liabilities assumed in business combinations.

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

Derivative Financial Instruments

Gerdau applies SFAS 133 - Accounting for Derivative Instruments and Hedging Activities as amended and interpreted.

Derivative financial instruments include: interest rate swaps entered into by the operating companies in Brazil swapping variable interest rate based on CDI denominated in reais for fixed interest rate based on brazilian referential rate; swap fixed interest rate in US dollars for variable interest rate based on Japanese LIBOR, and also a reverse swap where the company receives a variable amount of interest rate based on Japanese LIBOR and pays a fixed interest rate in US dollars.

Derivatives are recognized on the balance sheet at fair value and adjustments to fair value for all its derivatives are recorded through income. The derivatives Gerdau has entered into are not traded derivatives and have been agreed with various financial institutions, mainly in Brazil. The Company values such instruments considering quotations obtained from market participants. Intense volatility in the foreign exchange and interest rate markets in Brazil observed has nevertheless in certain periods caused significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of  swaps over similarly short periods of time. The fair value recognized in its financial statements may not, therefore, necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company had settled the transaction on December 31, 2006. On December 31 2006, the unrealized gains on its derivative financial instruments amounted to $9.2 million and unrealized losses amounted to $11.7 million.

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

Fair value of non-quoted financial instruments

Gerdau has entered into financial instruments in connection with some of the acquisitions conducted during 2005 and 2006, which involves commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such financial instruments are recorded at fair value on the Company’s balance sheet, and the determination of their fair value involves a series of estimates that can significantly impact the final outcome of such calculation. Gerdau estimates the fair value of the companies whose shares it is committed to acquire using EBITDA multiples of market traded similar companies. The Company believes such criteria is appropriate, in line with practices observed in the market and with authoritative technical literature to estimate fair market value of unquoted instruments.

Valuation of .assets acquired and liabilities assumed in business combinations

During the last few years Gerdau has entered into various business combinations accounted for in accordance with FAS 141 “Business Combinations.” Under FAS 141, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets and liabilities acquired is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. The Company generally engages third party valuation firms to assist in valuing the acquired assets and liabilities, particularly when they require specialized expertise. The valuation of these assets and liabilities is based on assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following is a brief biography of each of the Company Directors and Executive Officers:

JORGE GERDAU JOHANNPETER (70) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. Since 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). He holds a degree in Law from the Federal University of Rio Grande do Sul. From January 2, 2007 he has been served exclusively as a member of the Board of Directors, as its President. (See Item 8 – Significant Changes for more information).

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

FREDERICO CARLOS GERDAU JOHANNPETER (64) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.  From January 2, 2007, he has been served exclusively as a member of Board of Directors, as Vice-President. (See Item 8 – Significant Changes for more information

ANDRÉ PINHEIRO DE LARA RESENDE (56) was elected as an Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master’s degree from the Postgraduate School of Economics of the Getúlio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. André Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil’s chief foreign debt negotiator, Executive President of Companhia Siderúrgica Tubarão (CST), Executive Vice President and member of the Board of Unibanco – União de Bancos Brasileiros S.A., Director of Brasil Warrant Administração de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (67) was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same University. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (60) was elected as an Independent Board Member in 2002. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro and a degree in Business Administration from the State University of Rio de Janeiro. Oscar de Paula Bernardes Neto is the owner and director of LID – Latin America Internet Development Group and member of the consultative boards of Telesystem International Wireless (TIW) and Bunge Alimentos S.A.. in Brazil. He is also a member of the boards of RBS (media network), CheckForte, Satipel and Alcoa in Brasil, and Delphi Corp. in the United States.

CARLOS JOÃO PETRY (66) has worked for the Gerdau Group since 1965. He became an executive officer in 1974 and was appointed to the Board of Directors in 1983. Under the new corporate governance structure, he also became Senior Vice President of the Gerdau Executive Committee. He holds a degree in Philosophy from the Federal University of Rio Grande do Sul. From January 2, 2007, he has been served exclusively as a member of the Board of Directors, as Vice-President. (See Item 8 – Significant Changes for more information).

ANDRÉ BIER JOHANNPETER (44) has worked for the Gerdau Group since 1980. He was appointed Executive Vice President of the Gerdau Executive Committee, and is responsible for its North American operations, in the position of COO – Chief Operating Officer. He holds a degree in Business Administration from the Pontifical Catholic University of Rio Grande do Sul. April, 2006 André Johannpeter returned to Brazil heading the Corporate Processes of Sales, Marketing, Raw Material, Procurement, Logistics and Huamn Resources & Organizational Development. (See Item 8 – Significant Changes for more information).

CLAUDIO JOHANNPETER (43) joined the Company in 1982. He became Executive Officer in 1997, and is currently an Executive Vice President of the Gerdau Executive Committee, responsible for the Ouro Branco mill and specialty steel, as well as for industrial processes in Brazil and abroad. He was awarded a degree in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1990. . (See Item 8 – Significant Changes for more information).

OSVALDO BURGOS SCHIRMER (56) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He has also been responsible for Gerdau Bank (Banco Gerdau) since 1994 and was recently promoted to the position of Executive Vice President of the Gerdau Executive Committee, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

RICARDO GEHRKE (49) joined the Company in 2004 as Executive Vice President of the Gerdau Executive Committee, responsible for the Business Operation Long Steel Brazil. He graduated in Business Administration from the Pontifical Catholic University of Rio Grande do Sul. Ricardo held a position as executive officer at Exxon Company, in Brazil and in the United States.

FILIPE AFFONSO FERREIRA (41) joined the Company in 2004 as Controller Executive Vice President, member of the Gerdau Executive Committee and responsible for Accounting, Audit and Information Technology. He graduated in Business Administration from the Pontifical Catholic University of Campinas – SP. Filipe Ferreira also held positions as executive officer at Magneti Marelli, Alcoa and Mars Inc. in Brazil and other countries in Latin America. Effective from April 4, 2007 he no longer is an officer of Gerdau. (See Item 8 – Significant changes for more information).

MARIO LONGHI FILHO (52) joined the Company in 2005 as Executive Vice President, member of the Gerdau Executive Committee.  Mário graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, São Paulo. Before joining Gerdau Group, Mário had a successful career at Alcoa, where he became Vice President, heading global operations and member of the Executive Committee.

EXPEDITO LUZ (55) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure, he is now Secretary-General of the Board of Directors and the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (62) joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. In 2003 he was transferred to North America as Vice

President of North Eastern Steel Operations and in 2006 he returned to Brazil as Vice President of Specialty Steel Operations. He holds a degree in Metallurgical Engineering.

SIRLEU JOSÉ PROTTI (64) joined the Company in 1967, and became an Executive Officer in 1981. Sirleu graduated in Economics from the Pontifical Catholic University of Rio Grande do Sul in 1966. Effective from April 28, 2007, he resigns from his functions at Gerdau. (See Item 8 – Significant Changes for more information).

NESTOR MUNDSTOCK (55) has worked for the Gerdau Group since 1975 and was promoted to Executive Officer in 2001. Nestor Mundstock graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul, in 1975, and received post graduation degrees in Labor Safety Engineering (1979) and Business Management (2000).

MÁRCIO PINTO RAMOS (47) was elected Executive Officer of Gerdau S.A at the Board of Directors meeting held on April 5, 2005 and is responsible for the Latin American operations of Gerdau S.A.. He graduated in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital. Effective from April, 28, 2007 Marcio Ramos became Executive Vice President and member of the Gerdau executive Committee. (See Item 8 – Significant Changes for more information).

Family relationship

Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. André Bier Johannpeter is Jorge Gerdau Johannpeter’s son and Claudio Johannpeter is Klaus Gerdau Johannpeter’s son.

Arrangements

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. There are no pending legal proceedings to which any Company Board Member or Executive Officer is a party against the Company. Apart from statutory severance benefits, none of the Board Members or Executive Officers is entitled to any contractual benefits upon termination of employment, except Mr Mario Longhi. Mr. Longhi is entitled to receive a a pro-rata payment of any bonus earned for the year in which the contract is terminated by the Company, plus the long term incentive and supplemental pension benefits. In the event Mr. Longhi is terminated with cause or he resigns or otherwise voluntarily terminates the employment relationship, he will be entitled to a pro-rata payment of any bonus.

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

In 2006, Directors and Executive officers from Gerdau S.A. were paid a total of $26.9 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau S.A., on the basis of actual EBITDA (as defined for the purposes of calculating variable remuneration) versus planned

EBITDA (as defined for the purposes of calculating the variable remuneration), on the performance of the unit to which the executive is related, and on personal performance.

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

During 2006, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to $38.3 thousand (Basic income program) and an additional $97.4 thousand to the supplementary fund. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company.

On April 30th, 2003, Gerdau S.A.’s shareholders approved a new compensation program for executives with strategic positions in the Company known as the Long Term Incentive Program. This new compensation program consists of call options on the Company’s Preferred Shares, granted on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary (the latter was eliminated as from April 28, 2005). From 2005 on, in order to match their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification on the long term incentive program was approved by the Compensation and Succession Committee in February 2006. This program aims to attract and secure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information – B. Memorandum and Articles of Association).

The Compensation and Succession Committee approved the December 2003 stock option grants in 2004, the December 2004 stock option grants in 2005, the December 2005 stock option grants in 2006 and the December 2006 stock option grants in 2007.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements – Note 25.1 for a complete summary of the stock option plan):

Beginning of vesting period: To be exercised from: Must be exercised by: Exercise price per share:	Apr/03 Jan/08 Dec/12 R$5.31	Apr/03 Jan/06 Dec/12 R$5.31	Dec/03 Jan/09 Dec/13 R$13.56	Dec/04 Jan/10 Dec/14 R$21.16	Dec/04 Jan/08 Dec/14 R$21.16	Dec/05 Jan/11 Dec/15 R$25,72	Dec/06 Jan/12 Dec/16 R$35,00	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	910,788	1,285,092	338,401	313,625	175,020	649,930	496,650	2,884,414
Exercised Options		1,285,092						1,285,092

Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held approved in April 2004, the bonus issue of one share for every two shares held in April 2005, approved in March 2005 and the bonus issue of one share for every two shares held in April 2006, approved in March 2006.

C. BOARD PRACTICES

In November 2006, the Gerdau Group announced a new phase in its corporate governance, marked by the fourth succession in five generations. Jorge Gerdau Johannpeter, Frederico Gerdau Johannpeter and Carlos Petry now serve exclusively as members of the Board of Directors, formerly having also held the positions of executive president and senior executive vice presidents, respectively. This process began in 2000 and has already resulted in important structural changes in the organization, with emphasis on the creation of the Executive Committee in 2002.

The election of André Bier Johannpeter on January 2 2007, to the position of chief executive officer (CEO), and of Claudio Johannpeter to that of chief operating officer (COO) consolidated the process, which was supported by internal actions and specialized international consultants. Additional members of the Executive Committee are Filipe Affonso Ferreira (vice president, Information Technology, and controller), Mario Longhi Filho (vice president, North America Business Operation), Osvaldo Burgos Schirmer (vice president, Finance and Investor Relations), Paulo Fernando Bins de Vasconcellos (vice president, Specialty Steel Business Operation), Ricardo Gehrke (vice president, Long Steel Brazil Business Operation) and Expedito Luz (vice president, general counsel and corporate secretary). Since April 4, 2007, Filipe Affonso Ferreira is no longer an officer of Gerdau.

The new structure was defined by the scale, complexity and challenges facing the Gerdau Group in its global market operations. The best practices of the world’s large companies were also taken into account.

The Gerdau Group has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Level 1 of the São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and 2003 for Metalúrgica Gerdau S.A.). Furthermore, the Group’s listed companies also have an information disclosure policy that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting rules of secrecy and confidentiality. This policy covers controlling shareholders, officers and managers, members of the Board of Directors and Board of Auditors and any organs or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Group.

The structure is composed of three levels and has maintained the existing governing bodies – the Board of Directors, the Executive Committee and Business Operations Committee.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to ten members. Three independent members will also participate in the Group’s decision-making process. In 2007, at the Board level two additional Committees were created – Corporate Governance and Strategy Committees in addition to the already existing Compensation and Succession Committee.

Chairman

Jorge Gerdau Johannpeter

Vice Chairmen

Germano Hugo Gerdau Johannpeter

Klaus Gerdau Johannpeter

Frederico Carlos Gerdau Johannpeter

Independent Members

André Pinheiro de Lara Resende

Affonso Celso Pastore

Oscar de Paula Bernardes Neto

Secretary-General

Expedito Luz

Gerdau Executive Committee:. The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and accompany best corporate governance practices. This major change in the Company’s management structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into five business operations (BOs), defined by product line and/or geographical location: BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Açominas (Ouro Branco mill), BO - North America and BO - South American Operations. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results. In 2007, at the Executive Committee level one additional Committee was created – Support Committee in addition to the already existing Excellence Committee.

President (up to December 31, 2006)

Jorge Gerdau Johannpeter

Vice Presidents (up to December 31, 2006)

Frederico Carlos Gerdau Johannpeter

Carlos João Petry

André Bier Johannpeter

Claudio Johannpeter

Osvaldo Burgos Schirmer

Ricardo Gehrke

Filipe Affonso Ferreira

Mário Longhi Filho

Paulo Fernando Bins de Vasconcellos

Secretary-General

Expedito Luz

Support and Excellence Committees: The support and excellence committees have been installed to provide support to the Executive Committee and consists of executives who contribute to the achievement of growing levels of operating performance. The committee analyzes the Group’s current situation and growth opportunities, and defines its long-term business focus. The Excellence Committee provides support for functional processes, aiming at developing best management practices and encouraging the exchange of know-how among the Group’s units.

Processes: The Processes consist of Operational Processes and Support Processes. Operational Processes are those directly connected with the final results of the business, such as Marketing and Sales, Industrial Processes, Purchasing, Logistics and Transportation, and Scrap Purchasing. Support Processes are those which provide backup in running the business as a whole: Strategic Planning – Corporate and Operations, Corporate Communications and Community Relations, Human Resources and Organizational Development, Legal, Finance and Investor Relations, Holdings, Accounting and Auditing, Management Technology and Information Technology.

Business Operations: The Business Operations are managed by executive officers under the coordination of the Gerdau Executive Committee and are structured as follows: BO - Brazil Long Steel Products (which also includes as from 2006 the operations of Corporacion Sidenor), BO - Specialty Steel Products, BO - Gerdau Açominas (Ouro Branco mill), BO - Gerdau Ameristeel and BO - South American Operations.

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

(For more information about the new Corporate Governance of Gerdau  see item 8 – Significant Changes)

Board of Auditors

Under Brazilian Corporate Law, the board of auditors (“Conselho Fiscal”) is a shareholder nominated audit board and a corporate body independent of the board of directors, the management and the company’s external auditors.. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) need not have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country´s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005, amended the Company’s by-laws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date approving the delegation of certain additional responsibilities to the Board of Auditors.  The Board of Auditors operates pursuant to a charter (“regimento interno”) that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the “Conselho Fiscal”.

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

Under Brazilian Corporate Law, members of the board of auditors of a company are not allowed to be members of the board of directors, hold executive office, or be employed in any other position within that of the company or its subsidiaries or controlled companies. In addition a member of the board of auditors cannot be spouse or relative of any member of the company’s management.. In addition, the Brazilian Corporate Law requires that members of the board of auditors receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires that a board of auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders that collectively hold at least 10% of the voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, as of April 28, 2007.

Name	Age	Position	Year First Elected
Egon Handel	67	Effective member	2005
Carlos Roberto Schroder	67	Effective member	2005
Roberto Lamb (1)	58	Effective member	2007
Eduardo Grande Bittencourt	68	Alternate	2005
Domingos Matias Urroz Lopes	69	Alternate	2005
Selson Kussler (1)	62	Alternate	2007

(1)    Elected by preferred shareholders in 2007, replacing Pedro Carlos de Mello and Lucineide Siqueira do Nascimento, effective member and alternate, respectively.

The Board has determined that Egon Handel is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Handel is the founder and partner of Handel, Bittencourt & Cia. - Independent Accounting and Auditing Firm since 1979.  He was also Manager and responsible for the opening and the operation of the branch in Porto Alegre  of Treuhand Auditores Associados Ltda., associated of Touche Ross & Co., and Robert Dreyfuss & Cia. (currently KPMG), from 1970 to 1972.  Mr. Handel had faculty experience as Accounting and Auditing Professor at the Universidade Federal do Rio Grande do Sul (UFRGS), in the Under Graduate and Graduate Courses, from 1966 to 1992.  Presently, Mr. Handel holds the position of Member of the Fiscal Board, of Gerdau S.A.(acting as Audit Committee) and Marcopolo S.A.. Mr. Handel also holds the position of Member of the Board of Directors of Lojas Renner  S.A. (since 1991).

Mr. Handel  holds a B.S. in Accounting from UFRGS (1965) and a Master’s Degree  in Business Administration, major in Accounting, from Michigan State University (1969). Mr. Lamb holds a MsC Finance, and currently serves as on audit committee for several public companies in Brazil. Mr. Lamb is also a professor of Finance at the Universidade Federal do Rio Grande do Sul (UFRGS) since 1998. He is also a member and professor at the Brazilian Institute of Corporate Governance-IBGC, with several publications in the areas of investment, risk and corporate governance. Mr. Schroeder holds a bachelor degree in Accounting and worked as Financial Director and Manufacturing Director for large companies in Brazil.

D. EMPLOYEES

The following table presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2000	8,436	3,654	12,090
2001	8,631	3,565	12,196
2002	12,978	5,048	18,026
2003	14,263	5,334	19,597
2004	16,067	7,110	23,177
2005	16,446	8,808	25,254
2006	17,028	14,537	31,565

Outsourced*	Brazil	Overseas	Total
2006	11,352	1,976	13,328

* ‘Outsourced’ correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

As of December 31, 2006, the Company employed 31,565 at its industrial units excluding the four joint ventures, Bradley Steel, Gallatin Steel, Monteferro and Pacific Coast Steel. Of this total, 54% are based in Brazil and the remainder at units in South America, North America and Europe, which have 4,624, 7,383 and 2,530 employees, respectively. Employee numbers in Brazil grew considerably in 2002 due to the full consolidation of Açominas. In North America, the number of employees increased in 2002 as a result of the incorporation of employees of Co-Steel into Gerdau Ameristeel Corp. and in 2004 due to the consolidation of North Star Steel into Gerdau Ameristeel. In 2005 and 2006, the number of employees increased as a result of the incorporation of the employees of new acquisitions in Colombia, Spain and Peru.

As labor unions in Brazil are organized on a regional rather than a national basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to general market conditions. The Company also provides its employees with fringe benefits such as health and child care.

Gerdau S. A. seeks to maintain good working conditions at its plants and consequently has what it believes to be a comparatively low employee turnover rate. Given its strong emphasis on employee training, the Company seeks to manage necessary production curtailments through the rescheduling of vacation periods rather than workforce reductions.

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

Approximately 38% of Gerdau Ameristeel employees are represented by the United Steelworkers of America (USWA) and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2006 we reached a new agreement with the employees at our Perth Amboy mill. The Company decertified a USWA local at its rebar fabrication facility in Kansas City, Missouri in December of 2006.

In March 2007, the Company reached new collective bargaining agreements with the employees at the Beaumont, St. Paul and Wilton facilities. In April, the Company reached new collective bargaining agreements with the employees at the Whitby facility. The collective bargaining for these facilities expired in 2005. The Sand Springs and Joliet mills’ agreements expired in 2006. The collective bargaining agreement with the employees at the Calvert City mill expired in February 2007 and the agreement with the employees at the Company’s Manitoba mill will expire in May 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.

Although progress continues to be made at all locations, the Company may be unable to successfully negotiate new collective bargaining agreement without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.

E. SHARE OWNERSHIP

The following chart indicates the individual holdings of Preferred and Common Shares of Gerdau S.A. as per director and executive officer, as of April 30, 2007.

Shareholder	Common Shares	%	Preferred Shares	%
Jorge Gerdau Johannpeter	256	0.00	161,339	0.04
Frederico C. Gerdau Johannpeter	4,294	0.00	4,763,348	1.09
Germano H. Gerdau Johannpeter	1,417	0.00	4,968,772	1.14
Klaus Gerdau Johannpeter	1,479	0.00	4,725,944	1.08
Affonso Celso Pastore	—	0.00	4	0.00
Oscar de Paula Bernardes Neto	—	0.00	14,910	0.00
André Pinheiro de Lara Resende	—	0.00	24,766	0.01
Carlos João Petry	1,840	0.00	24,608	0.01
André Bier Johannpeter	16,299	0.01	102,386	0.02
Claudio Johannpeter	15,795	0.01	189,423	0.04
Filipe Affonso Ferreira	—	0.00	—	0.00
Osvaldo B. Schirmer	—	0.00	67,101	0.01
Ricardo Gehrke	—	0.00	—	0.00
Paulo F. B. Vasconcellos	18	0.00	—	0.00
Mário Longhi Filho	—	0.00	—	0.00
Márcio Pinto Ramos	—	0.00	—	0.00
Expedito Luz	—	0.00	7,908	0.00
Nestor Mundstock	292	0.00	2,943	0.00
Sirleu José Protti	—	0.00	66,038	0.01
TOTAL	41,690	0.02	14,958,151	3.43

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of April 30, 2007, Gerdau had 231,607,008 common shares and 430,955,233 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of share traded in the market, only the common shares carry voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of April 30, 2007, regarding (i) any person known to the Company as the owner of more than 5% of the Company’s outstanding common shares, (ii) any person known to the Company as the owner of more than 5% of the Company’s outstanding preferred shares and (iii) the total amount of the Company’s common shares and preferred shares owned by the Board of Directors and executive officers of the Company as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	175,393,446	75.73	109,421,797	25.10
Sta. Felicidade Com. Imp. Exp. de Prod. Sid. Ltda.(1)	—	—	14,317,722	3.28
BNDES Participações S.A. – BNDESPAR	17,104,761	7.39	6,004,882	1.38
Members of the board of directors and executive officers as a group (19 members)	41,690	0.02	14,958,151	3.43

(1)   Controlled by or affiliated with Metalúrgica Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that controls directly and indirectly all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 75.73% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations. On December 9 2004, Metalúrgica Gerdau S.A. and its subsidiary Santa Felicidade Com. Imp. Exp. Prod. Sid. Ltda., reduced their stakes in the voting capital stock of Gerdau S.A. by 3.89% and 6.12%, respectively, through an auction at the São Paulo Stock Exchange. On May 30 2005, Gerdau S.A. authorized the acquisition of shares issued by the Company, to be held as treasury stock for subsequent cancellation. The Company bought back 1,110,300 preferred shares during the period from May 31 to July 29, 2005. On May 25 2006, Gerdau S.A. authorized the acquisition of shares issued by the Company, to be held as treasury stock for subsequent cancellation. The Company bought back 2,358,700 preferred shares during the period from May 26 to July 17, 2006.

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

(iv)       The Company pays a fee of 1% per year for debt guaranteed by a controlling related party company. During 2006, the average debt guaranteed by the related party amounted to $836.2 million.

(v)        The Company usually sell and purchase debentures issued by Gerdau S.A. to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

LEGAL PROCEEDINGS

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31 2006.

The most significant legal and administrative disputes (involving amounts exceeding $8 million) are detailed below. For further information on the reserve for contingencies, see the notes to the Financial Statements.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2006	2005	2006	2005

Tax	134,038	103,345	59,642	52,548
Labor	43,866	21,155	12,330	9,179
Other	11,821	3,349	8,131	459
	189,725	127,849	80,103	62,186

Tax Contingencies

Part of the contingencies correspond to tax matters. The most important provision of contingencies are related to:

•  $38.4 million recorded by subsidiary Gerdau Açominas S.A. related to demands initiated by the Federal Revenue Secretariat regarding import taxes, Taxes on Industrialized Products (“IPI – Imposto sobre Produtos Industrializados”) and corresponding legal increases, due to transactions carried out under a drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Company did not agree with the administrative decision that annulled the concession and continues to insist on regularity of the realized transaction. On October, 11 2006, the Superior Court oj Justice ruled against the Company, which has since appealed to the Supreme Federal Court, where the action is currently sub judice.

•  $22.3 million related to State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts of the state of Minas Gerais.

•  $15.8 million in contributions due to the social security authorities which correspond to suits for annulment by Gerdau progress in the Federal Court of First Instance in the state of Rio de Janeiro. The provision also refers to lawsuits questioning the position of the National Institute of Social Security (“Instituto Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted with third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with judicial deposits of the amount in discussion, since the Company understands that the right to set up part of the credits has expired, and that, in any event, the Company is not responsible.

•  $15.8 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $10.1 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE),

which are charges included in the electric energy bills .The Company views these charges as of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are sub judice progress in the Federal Justice of the First Instance of the states of  São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts. The Company has made a full judicial deposit for the amount of the disputed charges.

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are made up of:

•  The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the actions is $15.8 million. Gerdau did not set up a provision for contingencies, since products for export are exempted from ICMS and no tax is payable.

•  The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which is claiming ICMS credits on the export of semi-finished manufactured products. The total amount involved is $135.6 million. Gerdau mad no allowance for these lawsuits since the products do not fit in the definition of semi-finished manufactured products defined by federal complementary law and, therefore, are not subject to ICMS.

•  On December 6 2000, the Company renegotiated certain tax payments under the Fiscal Recovery Program (“Programa de Recuperação Fiscal” – REFIS), which allowed the Company to pay PIS and Cofins debts in installments. The Company paid the last installment on May 31 2005. The discussion about the legality of $18.8 million in credits acquired from third parties and used to offset fines and interests incurred by the Company, was solved with the revoking of the REFIS Management Committee´s initial veto and by the favorable decision obtained by the Company in the related judicial lawsuit.  Once the existing claims at the Management Committee of REFIS are solved, the installment will be over.

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets, which would only be recognized upon final realization of the gain:

•  Among them is a court-ordered debt security issued in 1999 in the Company´s favor by the state of Rio de Janeiro in the amount of $12.4 million arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the state of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-ordered debt not related to food, the Company understands realization of this credit in 2007 or in the following years is only possible.

•  The Company and its subsidiary Gerdau Açominas S.A. and Margusa – Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are sub judice. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts, the result being an adverse ruling - since appealed by Gerdau Açominas S.A. The Company estimates a credit in the amount of $127.7 million.

In 2006, the Company recorded assets related to judicial lawsuits:

During the last fiscal year, the Company and some subsidiaries obtained  final, non-appealable and favorable decisions, which declared the non incidence of PIS and COFINS on incomes other than billing, in accordance with the ruling by the Supreme Federal Court which declared the unconstitutionality of paragraph 1, item 3 of Law number 9718/98. The favorable decision led the Company to book credits in the amount of $33.7 million ($31.6 million corresponds to the original amount and $2.0 million correspond to interests).

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2006 of $43.8 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balance in judicial deposits relate to labor contingencies as at December 31, 2006, totaling $4.8 million.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations, amounting to $11.8 million for these claims. Escrow deposits related to these contingencies, at December 31, 2006, amount to $8.1 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

Antitrust proceedings pending against Gerdau S.A relating to a complaint brought by two construction syndicates in the state of São Paulo, alleging that Gerdau S.A. and other long steel producers in Brazil were dividing customers among themselves and thus violating antitrust laws.

Following investigations conducted by the National Secretariat of Economic Law (Secretaria de Direito Econômico - SDE) and based on a number of public hearings, the Department decided that a cartel existed. This conclusion was also supported by a previous ruling by the Secretariat for Economic Monitoring (Secretaria de Acompanhamento Econômico - SEAE). The process will now proceed to its final stage at the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE), the Treasury Department agency responsible for ruling on competition issues, for a final decision.

Proceedings are now suspended by a court injunction awarded in a lawsuit proposed by Gerdau S.A. The purpose of the injunction is to annul the administrative proceedings based on numerous irregularities in the administrative process. The lawsuit is currently at its first stage.

The Administrative Council for Economic Defense (CADE) and the Federal Government are challenging the injunction.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau, judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment – a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.

It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action through by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedural irregularities alleged by Gerdau S.A. are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first demand, but also points out the irregularities found during the course of the administrative process with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 ($114.6 million). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the demand originally proposed.

It should be noted that just prior to the CADE decision, the Federal Public Ministry of the state of Minas Gerais issued a judgment on a Public Civil Action, based on the above mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which contravened the antitrust legislation. Gerdau contested this allegation on July 22, 2005.

The Company denies any anti-competitive conduct and believes that on the basis of the available information, including the opinion of its legal counsel, the administrative process conducted by the SDE includes many irregularities, some of which are inadmissible.  In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, in this regard, its convictions are supported by renowned experts and the Company, consequently, believes in a reversion of this unfavorable outcome.

•  A claim against Gerdau Açominas relating to the rescinding of a contract for the supply of slag and indemnification for losses. As of December 31, 2006, this claim amounted to approximately $17.4 million. Gerdau Açominas has contested all claims and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge ruled that the contract be rescinded since the request was common to both parties, at the same time ruling that the indemnity claim was unfounded.

This ruling was upheld by the Court of Civil Appeals of the state of Minas Gerais (CCAMG), and is based on expert evidence and interpretation of the contract.

As mentioned above, the CCAMG upheld the decision to rescind the contract and accepted the appeal of Gerdau Açominas to condemn the supplier to pay the costs of slag removal, overruling the supplier’s plea.

The supplier appealed to the High Court of Justice, the appeal being refused. This was followed by an Instrument Appeal, which had its merit overruled, but was partially accepted, the High Court ordering the CCAMG to “point out which section of the contract was breached by the supplier”. The matter was reexamined as determined by the High Court of Justice. On March 15, 2005, the court handed down its decision pointing clearly to a breach of contract by the supplier. The decision was based on the examination of the evidence and interpretation of the contract, thus significantly reducing the chances of success of further appeals on the part of the supplier. In the light of these events, Gerdau Açominas’ believes the possibility of loss is remote.

•  A civil lawsuit was filed by Sul América Companhia Nacional de Seguros, an insurance company, against Gerdau Açominas and the New York branch of Westdeutsche Landesbank Girozentrale (WestLB), a bank, for the payment $16.1 million, which was deposited with the court to settle an insurance claim lodged by Gerdau Açominas.

Sul América pleads uncertainty as to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both banks (which claimed to have no right over the amount deposited), as well as the Company, (which claimed inexistence of uncertainty and justification to refuse payment, since the amount owed by Sul América is higher than stated). Following this plea, Sul América claimed fault in the bank’s representation.  This matter is already settled; Gerdau Açominas collected the amount deposited in December 2004. The process is expected to enter the expert evidence phase, mainly to determine the amount finally due.

Based on the opinion of its legal counsel, the Company believes that it stands only a remote chance of losing the case and that the court will rule that the amount of the indemnity claimed by the insurance company is not the correct one. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a lawsuit for the payment of the amount recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

This lawsuit relates to an accident on March 23, 2002 with the blast furnace regenerators at the Presidente Arthur Bernardes mill, which caused the shutdown of various activities, material damages to the mill’s equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the accident, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and the Company received an advance payment of $29.0 million in 2002.

In 2002, a preliminary and conservative estimate of indemnities relating to the coverage of both property and casualty losses and loss of profits in the total amount of approximately $51.4 million was recorded, based on the amount of the fixed costs incurred during the period of partial shutdown of the steel mill and on the expenditures incurred in temporarily repairing the equipment. This estimate is close to the amount of the advance received of $29.0 million plus the amount proposed by the insurance company as a complement for settlement of the indemnity of $16.1 million. Subsequently, new amounts were added to the discussion as demonstrated in the Company’s appeal, although they were not accounted for. Once a final legal ruling is handed down, the amounts will be duly booked to the Company’s accounts.

Based on the opinion of legal counsel, the Company believes that losses from other contingencies are remote and that any eventual losses would not have a material adverse effect on the consolidated results of operations or on the consolidated financial position of the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies that may affect with material adverse effects the results of operations or the Company’s consolidated financial position are remote.

No Material Effect

Management believes that the probability of losses as a consequence of other contingencies is remote, and that were these to arise, they would not have a materially adverse effect on the consolidated financial position of the Company, its consolidated results of operations or its future cash flows.

Dividend Distribution Policy

Brazilian Corporate Law generally requires the by-laws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. The law requires a minimum payout of 25% of adjusted net income. Under the Company’s bylaws, this percentage has been fixed at no less than 30% of the adjusted net income for distribution for each fiscal year. (See Item 10. Additional Information - 10.A - Dividend Policy).

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2006, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$159.1 million ($74.4 million, using the year-end exchange rate) or 2.0% of total paid-in capital of R$7,810.5 million ($3,653.2 million, using the year-end exchange rate).

According to Law 9,457, holders of Preferred Shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on Common Shares, unless one of three exceptions described in the Law holds. Gerdau S.A.’s executive directors presented a proposal at the 2002 shareholders’ meeting, to grant both Common and Preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders  (and only for 80% of the consideration paid to the controlling shareholders).

Under the recent amendments to the Brazilian Corporate Law, by extending the tag along rights to minority shareholders, the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company’s bylaws to provide for the tag-along rights as described above, the Company now pays the stated minimum dividend of 30% of Adjusted Net Profit to all shareholders, from January 1, 2002 dividends paid to preferred shareholders no longer being subject to a minimum 10% premium over those paid to holders of common shares.

As a general requirement, shareholders who are non-resident in Brazil must have their Brazilian company investments registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred Shares underlying the ADRs will be held in Brazil by the Custodian as agent for the Depositary Bank (“Depositary”). The holder of Preferred Shares will be the registered holder recorded in the preferred shares register.

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

Interest on Capital Stock

Law 9,249 of December 1995, provides that a company may, at its sole discretion, pay interest on capital stock in addition to, or instead of, dividends. A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit of an amount computed as the TJLP (Long-Term Interest Rate) rate of return on its interest on capital stock or 50% of the net income for the fiscal year, whichever is the larger. The payment of interest as described here is subject to a 15% withholding income tax. See Item 10. Additional Information  – Taxation.

Dividend Policy

The Company currently intends to pay dividends on its outstanding Preferred Shares at its mandatory distribution rates for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of the Company’s financial condition. Although not required to do so by its bylaws, the Company had been paying dividends twice a year in the form of interest on capital stock. On March 31, 2003, the Board of Directors approved a new policy for paying dividends and interest on capital stock on a quarterly basis.

Since 1999, dividends have been paid to holders of the Company’s Common and Preferred Shares in reais and in U.S. dollars translated from reais at the commercial exchange rate on the date of payment. Relevant amounts are described in Item 3 — Key Information - Selected Financial Data.

B. SIGNIFICANT CHANGES

Gerdau acquires steel company in Mexico

On March 28 2007, Gerdau, through its Spanish subsidiary Gerdau GTL Spain, S.L., signed an agreement to acquire all capital stock of the holding company Grupo Feld, S.A. de C.V. located in Mexico City, Mexico. The holding company owns 100% of the following companies: Siderúrgica Tultitlán, S.A. de C.V.; Ferrotultitlán, S.A. de C.V.; and Arrendadora Valle de Mexico, S.A. de C.V.

Siderúrgica Tultitlán, S.A. de C.V. is a long steel producing mini mill located in the metropolitan area of Mexico City. It produces concrete reinforcing bars and merchant bars and has an installed capacity of 350 thousand tonnes of crude steel and 330 thousand tonnes of rolled products. There is an expansion plan being implemented which should be concluded by year end. The installed capacity will increase to 500 thousand tonnes of crude steel and to 430 thousand tonnes of rolled products.

Ferrotultitlán, S.A. de C.V. is a steel products retailer and Arrendadora Valle de México, S.A. de C.V. a real estate company that owns the buildings and real estate in which Siderúrgica Tultitlán, S.A. de C.V. is located.

The outlay for the full capital stock of the holding company Grupo Feld, S.A. de C.V. was of $259 million in cash.

The National Electrical Power Agency – ANEEL transfers a hydroelectric complex concession to Gerdau

In March, 2007, the National Electrical Power Agency – ANEEL transferred a hydroelectric complex concession to Gerdau’s subsidiary - Gerdau Aços Longos S.A. The concession is to produce electricity at the Caçu and Barra dos Coqueiros complex, made up of two hydroelectric plants to be built on the river Claro, between the municipalities of Caçu and Cachoeira Alta in the southeast of the state of Goiás.

The project will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros with 90 MW). The construction should be completed by the beginning of 2010 at an estimated investment of $230 million.

Officers

At the Board of Directors meeting on April 27, 2007, Márcio Pinto Ramos was elected Vice President of Gerdau S.A. and appointed as a member of the Gerdau Executive Committee. Márcio Pinto Ramos holds a degree in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital.

On April 28, 2007, Sirleu José Protti retired.

On April 4, 2007, Filipe Affonso Ferreira resigned from the Gerdau Group.

Gerdau´s Corporate Governance development

As referred in item 6 – Board Practices - the Gerdau Group announced a new phase in its corporate governance, marked by the fourth succession in five generations. Jorge Gerdau Johannpeter, Frederico Gerdau Johannpeter and Carlos Petry now serve exclusively as members of the Board of Directors, formerly also held the positions of executive president and senior executive vice presidents, respectively.

The election of André Bier Johannpeter on January 2 2007, to the position of Chief Executive Officer (CEO), and of Claudio Johannpeter to that of Chief Operating Officer (COO) consolidated the process.

The CEO also presides the Executive Committee and will be responsible for the general conduction of the businesses in accordance with the plans and programs approved by the Board of Directors, focusing on the strategic aims of the Company, on the follow-up of its results and on the report of results to the Board of Directors. In this role he shall be responsible before the public and also responsible for the relationship and institutional politics, and will have the support of the Chairman of the Board of Directors. The COO will work jointly with the CEO for the development and accomplishment of the objectives of the Gerdau Group and will exert the operational coordination of the diverse businesses, searching to maximize the synergism and results, substituting the CEO when of absent or other impediments.

Due to these modifications from January 2, 2007 the Gerdau´s  Executive Committee from that date on has the following formation:

President

André Bier Johannpeter

Vice Presidents

Claudio Johannpeter

Osvaldo Burgos Schirmer

Ricardo Gehrke

Mário Longhi Filho

Paulo Fernando Bins de Vasconcellos

Márcio Pinto Ramos (first elected on April, 28, 2007)

Secretary-General

Expedito Luz

ITEM 9.                 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Information

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred shares (GGBR4) on the São Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period.

Closing Prices GGBR4 – Annual Basis

Adjusted for dividends

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low
2002	4.74	2.71	1.79	0.85
2003	11.44	3.98	3.96	1.09
2004	20.24	9.57	7.30	3.06
2005	24.98	12.86	10.85	5.28
2006	35.82	23.90	17.29	10.23

Source: Economática

Closing Prices GGBR4 – Quarterly Basis

Adjusted for dividends

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low
2005
1Q	22.25	16.03	8.32	5.94
2Q	18.40	12.95	6.93	5.28
3Q	21.53	12.86	9.49	5.38
4Q	24.98	17.24	10.85	7.68
2006
1Q	33.30	23.90	16.05	10.23
2Q	35.82	26.87	17.29	11.71
3Q	34.55	27.51	15.91	12.40
4Q	35.39	28.03	16.55	12.93
2007
1Q	39.90	31.62	19.21	14.81

Source: Economática

Closing Prices GGBR4 – Monthly Basis

Adjusted for dividends

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low
2006
November	34.20	31.09	15.76	14.49
December	35.39	33.19	16.55	15.30
2007
January	36.18	31.62	16.95	14.81
February	39.90	34.85	19.21	16.60
March	37.76	32.65	18.42	15.23
April	42.15	37.10	20.78	18.12

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

Common and preferred shares are traded in the market, but only the common shares have voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See Gerdau S.A.’s by laws contained in an exhibit of this document.

The following table presents high and low market prices for Gerdau S.A.’s ADRs as traded on the New York Stock Exchange (NYSE) for the indicated periods.

Closing Prices GGB – Annual Basis

Adjusted for dividends

	US Dollars per Share
Year	High	Low
2002	2.38	1.13
2003	4.72	1.35
2004	8.36	3.54
2005	11.47	5.81
2006	18.16	11.15

Source: Bloomberg

Closing Prices GGB – Quarterly Basis

Adjusted for dividends

	US Dollars per Share
Year	High	Low
2005
1Q	9.23	6.71
2Q	7.58	5.81
3Q	10.11	5.87
4Q	11.47	8.15
2006
1Q	16.77	11.15
2Q	18.16	11.90
3Q	16.45	12.51
4Q	16.55	13.15
2007
1Q	19.19	14.85

Source: Bloomberg

Closing Prices GGB – Monthly Basis

Adjusted for dividends

	US Dollars per Share
Year	High	Low
2006
November	15.90	14.53
December	16.55	15.42
2007
January	16.98	14.85
February	19.19	16.40
March	18.25	15.39
April	20.90	18.15

Source: Bloomberg

The above tables show the lowest and highest market prices of Gerdau’s shares since 2002. Share prices have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

B. DISTRIBUTION PLAN

Not required.

C. MARKETS

São Paulo Stock Exchange - Brasil

The São Paulo Stock Exchange - BOVESPA is a non-profit association owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The BOVESPA’s trading is conducted between 10:00 a.m. and 5:00 p.m. on the BOVESPA automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA. The system places a ceiling on individual orders of R$ 100,000 and price variations are limited to 2% (above or below) the closing quote of the day.

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

Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling shareholders that rarely trade their shares. For this reason, data showing the total market capitalization of the BOVESPA tends to overstate the liquidity of the Brazilian equity market, which is relatively small and illiquid compared to major world markets.

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

Law 10,303 of October 31, 2001, amended by Law 6,385/76 and Law 6,404/76. The most important changes were (i) the conversion of the CVM into an autonomous governmental agency under the aegis of to the Ministry of Finance, with legal independence and a separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and an alternate (considering that until April 2005, the representative of such shareholders was chosen from a three-name list prepared by the controlling shareholders); (v) the right of the minority common shareholders to elect one board member; and (vi) the condition that preferred shares shall only be permitted to trade on the stock market if they have at least one of the rights mentioned as follows: (a) priority over dividends corresponding to at least 3% of the shares’ net worth based on the company’s last approved balance sheet; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) tag-along rights in the event of transfer of control of the company.

Under the Brazilian Corporate Law, a company is either publicly held, such as Gerdau S.A., or closely held. All publicly held companies must apply for registration with the CVM and one of the Brazilian Stock Exchanges and are subject to ongoing reporting requirements. A publicly held company may have its securities traded either on the BOVESPA or on the Brazilian over-the-counter markets (Brazilian OTC). The shares of a publicly held company, including Gerdau S.A., may also be traded privately subject to certain limitations established in CVM regulations.

There are certain cases that require disclosure of information to the CVM, the BOVESPA, or even the public. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a publicly held company, (ii) the sale of shares representing the transfer of control of a publicly held company and (iii) the occurrence of a material event to the corporation.

On March 5 2002, the CVM issued Regulation 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a public held company.

The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by the company’s respective intermediaries. The trading of a company’s securities on the BOVESPA may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the BOVESPA or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2006, 373.7 million ADRs were traded, a figure 70.1% higher than in 2005, representing a trading volume of $6.1 billion, equivalent to a daily average of $24.3 million.

Latibex – Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA. In 2006, a total of 1.8 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of €24.6 million.

ITEM 10.               ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required for this item was included in the Registration Statement in Form 20-F filed on June 30, 2005 (Commission file number 1-14878). The items listed below refer to significant changes to the by-laws, since the date of the Company´s last annual report on Form 20-F. The full document, with the following changes can be found as an exhibit to this annual report.

By-laws update due to the Reorganization modifications (branches)

On the Shareholders Meeting of April 27th, 2006 eliminated the sole paragraph of article 2 of the by-laws in order to adapt the text to the modifications occurred due the reorganization process of July, 2005. The branches were distributed among the other four companies in accordance with the spin-off of July, 2005.

By-laws update due to the Corporate Governance modifications (Board of Directors  dutties, and CEO and COO dutties )

The Shareholders Meeting of December 28th, 2006 the shareholders approved (i) the updating of some language related to the Board of Directors attributions, in special to alter article 6º, paragraph 5º, item ´c´ and to include news items ´b´, ´d´, and ´f´, enumerating the others accordingly; (ii) to include two paragraphs to the article 8º of the by-laws to specify the CEO (Chief Executive Officer) and COO (Chief Operating Officer) attributions; and, (iii) to include an item ´b´ to article 7º of the by-laws in order to contemplate the creation of a new position for a COO (Chief Operating Officer); and (iv) other minor changes to adapt the by-laws to these modifications.

Summary of Special Conditions Relating to Directors and Officers

Although the by-laws do not specifically address this matter, the Company and its directors and officers are obliged to adhere the provisions of Law 6.404/76, which regulates corporations in Brazil.

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

C. MATERIAL CONTRACTS

For information concerning material contracts regarding acquisition of assets, see Item 4 — Company Information, Item 5 — Operating and Financial Review and Prospects and Item 8 — Financial Information. Gerdau S.A. has entered into financial agreements in order to finance its expansion projects and also improve its debt profile. Although some of these contracts entail significant amounts, none exceeds 10% of the Company’s consolidated total assets. The most significant financial agreements are described below, with the Company undertaking to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

Senior Liquidity Facility

On November 1 2006 the Company concluded negotiations for a Senior Liquidity Facility aiming at improving its liquidity and better managing its exposure to market risks. This operation contributes to the reduction of the Company’s exposure to financial and capital markets liquidity reduction and is part of a Liability Management Program being implemented by the Company. The facility amounts to a total of $400 million and will be made available to Gerdau’s subsidiary GTL Trade Finance Inc. guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The program has an availability period of three years and a two-year payment period as of the effective disbursement. Costs are a Facility Fee of 0.27 % p.a. and interest of Libor + 0.30% to 0.40% p.a. when actually drawn.

NEXI II

On March 24 2006, Gerdau Açominas signed a $267.0 million Yen Equivalent Term Loan Facility with Citibank, N.A., Tokyo Branch. The term loan is insured by Nippon Export and Investment Insurance (NEXI) under its Overseas Untied Loan Insurance facility, and is guaranteed by Gerdau S.A. There is a ten  year tenor and the annual interest rate is LIBOR plus 0.30%. The facility is meant to cover part of Gerdau Açominas’ production capacity expansion plan through 2007.

Sinosure

On October 14 2005, Gerdau Açominas signed a $201.0 million Buyer’s Credit Facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and was meant to finance 85% of the commercial contracts signed between Gerdau Açominas, the Chinese company Minmetals Development Co. Ltd., China Metallurgical Construction (Group) Corporation and certain other Chinese corporations, for the supply of a Blast Furnace, a Coke Oven Plant and a Sinter Plant for Gerdau Açominas’ capacity expansion plan through 2007. The maturity is 12 years and the interest rate is LIBOR plus 0.675% p.a.. The facility is guaranteed by Gerdau S.A.

With respect to the Sinosure financing, a $50 million Commercial Loan Facility was agreed by Gerdau Açominas and BNP Paribas on June 15, 2005 to finance the outstanding 15% of the amount of the aforementioned commercial contracts and 100% of the Sinosure Insurance Premium. The tenor is five years and the interest rate is LIBOR plus 0.20% p.a., with a local interest fee of 1.30% p.a.  This facility is guaranteed by Gerdau S.A.

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

Export Receivables Notes

On September 4, 2003, Gerdau Açominas concluded the placement of the first $105 million tranche of an Export Receivable Notes program. This program, which will total $400 million, represents an important tool for improving the Company’s debt profile. The initial tranche was placed with an annual coupon of 7.37% and final maturity in July 2010. The operation has a 2-year grace period and amortization will be quarterly, beginning in October 2005. The certificates are backed by receivables representing future sales of steel products by Gerdau Açominas.

On June 3 2004, Gerdau Açominas placed the second $128 million tranche of its Export Receivables Notes program. This second tranche was placed with a final maturity of 8 years (April 2012) and an annual coupon of 7.321%. The notes have a quarterly amortization schedule starting in July 2006. At the time of pricing (May 24 2004), this represented a yield of 488 basis points below Brazilian Sovereign Bond rates for an equivalent average maturity, and 292 basis points above that of the five-year U.S. Treasury Bond, which corresponds to the average duration of this tranche. The certificates are backed by receivables representing future sales of steel products by Gerdau Açominas.

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

The following is a summary of existing credit facilities and other long-tem debt:

Senior Secured Credit Facility: on October 31 2005, Gerdau Ameristeel completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. Gerdau Ameristeel will be able to borrow under the Senior Secured Credit Facility for the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of Gerdau Ameristeel’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivables, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by Gerdau Ameristeel’s inventory and accounts receivable.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, Federal Funds Rate, bankers’ acceptances or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of Gerdau Ameristeel. The Senior Secured Credit Facility contains restrictive covenants that limit the company’s ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit Gerdau’s ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on the Company’s common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

At December 31 2006 and 2005, there were no borrowings under the facility, and there was $544.1 million available under the Senior Secured Credit Facility compared to $27 thousand borrowed and $295.0 million available at December 31, 2004.

Senior Notes: on June 27 2003, Gerdau Ameristeel issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of Gerdau Ameristeel’s parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured and are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt.

Interest on the notes accrues at 10 3/8% p.a. (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15 2006, Gerdau Ameristeel enjoyed the right to redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, Gerdau Ameristeel completed an exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

Acquisition of Corporación Sidenor, S.A.

On November 15 2005, the subsidiary Gerdau Hungria Holdgins signed, together with two Spanish companies, one of them a company belonging to the Santander Group, and other composed of the main executives of the administration of the Sidenor Group, as purchasers, and Industria Férricas del Norte Inversiones, S.L., as the seller, a purchase agreement for the acquisition of all the capital stock of Corporación Sidenor, S.A., in Spain.

The composition of the capital stock of Corporación Sidenor S.A. was divided as follows: 40% is held by the Company, 40% is held by the Santander Group and the remaining 20%, by Sidenor executives holding company.

The amount agreed upon for the acquisition of the entire capital stock is Euro 443.8 million, in addition to a variable portion depending on several factors, including actual use of existing tax credits, potential gains on litigation initiated by a subsidiary of Corporación Sidenor and final destination of a plot of land currently occupied by Corporación Sidenor. Those amounts to be paid under a variable contingent price will be accounted for as additional purchase price consideration once the contingencies are resolved. Current best estimated of total contingent price as of December 31, 2006 amounts to $106.9 million.

Santander Group holds a put option to sell their interest in Sidenor to the Company after 5 years from acquisition date at a fixed price plus accrued interest computed at a fixed interest rate The Company has also agreed to guarantee to the Santander Group the payment of an amount (equal to the fixed price under the put option, which is computed as 40% of the initial purchase price, plus accrued interest computed using the same fixed interest rate) after 6 years from acquisition in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be called by the Santander Group at any time after 6 years.

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

Regulation 2,689, which took effect on March 31, 2000, establishes new rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial asset and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

Pursuant to Regulation 2,689, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. Regulation 2,689 prohibits the offshore transfer or assignment of title to the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

Pursuant to Regulation 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to Regulation 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out on exchanges or organized over-thecounter markets licensed by the CVM. All investments made by a foreign investor under Regulation 2,689 will be subject to electronic registration with the Central Bank.

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

It is important to mention that Preferred Shares are different in Brazil and in the United States. In Brazil a Preferred Share gives preference to receive profits or refund of capital in case the company is dissolved. However, preferred stocks do not grant voting rights or restrict them. In the United States Preferred stocks pay a fixed dividend regardless of corporate earnings and have priority over common stock in the payment of dividends. Also, Preferred stockholders have priority over common stockholders in recouping their investment if the company goes into bankruptcy. However, preferred stock carries no voting rights and, should earnings rise significantly, the preferred holder receives the same fixed dividend while holders of common stock may collect more. The fixed income stream of preferred stock makes it similar in many ways to bonds.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the ownership and disposal of Preferred shares or Preferred ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares that has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). The following discussion does not specifically address every Brazilian tax consideration applicable to any particular non-Brazilian holder, and each non-

Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in this kind of security.

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

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposal of Preferred ADRs to another non-Brazilian holder are not subject to Brazilian tax, subject to the uncertainties arising from Provisional Measure 135, of October 30, 2003, converted into Law 10,833 of December 29, 2003. Pursuant to Law 10,833/03, gains realized on the disposal of any assets located in Brazil, by residents or nonresidents of Brazil, inside or outside Brazil, are subject to Brazilian income tax, which is to be paid by the relevant purchaser or, in case of a non-Brazilian purchaser, by its legal representative in Brazil. The above-mentioned provision would appear to simply transfer the obligation for payment of the tax from the seller to the purchaser (or its legal representative). However, in practice, before the above-mentioned provision, gains realized on sales of Brazilian assets that occurred abroad between two non-Brazilian residents were not subject to tax by the Brazilian tax authorities. Based on this referred provision, the Brazilian tax authorities may claim that transactions between nonresidents involving sales of Preferred ADRs are taxable in Brazil, but there are grounds to argue that Preferred ADRs are not subject to such taxation because they do not fall within the concept of assets located in Brazil. Considering the general and unclear scope of the provision and the absence of legal precedent, it is not possible to predict the understanding that will ultimately prevail in the courts of Brazil. The withdrawal of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under Regulation 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below. When Preferred Shares are registered under Regulation 2,689, a non-Brazilian holder cannot transfer or assign them abroad. The deposit of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under Regulation 2,689. In the event of the Preferred Shares not being so registered, the deposit of Preferred Shares in exchange for Preferred ADRs may be subject to Brazilian tax at the rate of 15%. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur off the BOVESPA. In the case of non-Brazilian holders that are residents of a tax haven - i.e., a country that does not impose income tax or imposes income tax at a rate lower than 20% -, the gains are taxed at a rate of 25%. Non-Brazilian holders are subject to withholding tax at the rate of 15% on gains realized on sales in Brazil of Preferred Shares that occur on the BOVESPA unless such a sale is made under Regulation 2,689. Gains realized arising from transactions on the BOVESPA by an investor under the Regulation 2,689 are not subject to tax — except if the investor is resident in a tax haven, in which case, gains realized are taxed at a rate of 15%. There can be no assurance that the current tax treatment under Regulation 2,689 for holders of Preferred ADRs and non-Brazilian holders of Preferred Shares that are not residents of a tax haven will be maintained in the future. The ‘gain realized’ as a result of a transaction on the BOVESPA is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The ‘gain realized’ as a result of a transaction that occurs off the BOVESPA is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, with both values to be accounted for in reais. There are grounds, however, for maintaining that the gain realized’ should be calculated on the basis of the foreign currency amount registered with the Central Bank. Any exercise of preemptive rights relating to Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares by the Depositary on behalf of holders of Preferred ADRs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is carried out on the BOVESPA, in which case the gains are exempt from Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares will be subject to Brazilian income tax at the rate of 15%, unless such transaction involves non-Brazilian holders, residents of a tax haven, in which case the gains referred hereto will be subject to Brazilian income taxation at the rate of 25%.

Interest on Capital Stock

Distribution of interest on capital stock with regard to the Preferred Shares as an alternative form of payment to shareholders that are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a tax haven, the income tax rate is 25%. Currently, such payments are tax deductible by the Company in determining social welfare contributions and income tax. (See Item 8.A. Financial Information – Interest on Capital Stock).

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. A financial transaction tax (“IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g. for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only on a prospective basis. IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADRs is currently 0%. The Minister of Finance nevertheless has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day of the investor’s holding period, but only to the extent of the gain realized on the transaction and only on a prospective basis. In addition to the IOF tax, a temporary tax applies to all fund transfers in connection with financial transactions in Brazil (“CPMF tax”). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 42, of December 19, 2003, the CPMF tax will be levied at a rate of 0.38% until December 31, 2007. Even thought there are no new rules on the matter, the Brazilian Federal Government has already declared its intentions to postpone the expiration term of the CPMF tax, which was initially set to expire on February 1998, but has been extended for additional periods throughout the past years. Accordingly, the Brazilian Congress is discussing the possibility of converting this tax into a permanent tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Under Constitutional Amendment 37 of June 12, 2002, when the non-Brazilian holder remits funds exclusively in connection with the purchase, sale or assignment of Preferred Shares, the CPMF tax will not be levied.

Registered Capital

The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under Regulation 2,689, or in ADRs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance abroad of foreign currency, converted at the Foreign Exchange Market rate, acquired with the proceeds of distributions, and amounts realized with respect to the disposal of the same Preferred Shares. The Registered Capital for Preferred Shares purchased in the form of a Preferred ADR, or purchased in Brazil and deposited with the Depositary in exchange for a Preferred ADR, will be equal to the price (in U.S. dollars) paid by the purchaser. The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADRs will be the U.S. dollar equivalent of (i) the average price of the Preferred Shares on the BOVESPA on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Foreign Exchange rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

United States Tax Considerations

US Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADRs by a U.S. holder (as defined below) holding such shares or ADRs as capital assets (generally, property held for investment).  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADR, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Preferred Shares or Preferred ADRs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of Preferred Shares or Preferred ADRs.

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

Taxation of Distributions

U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (which for these purposes likely would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction.  The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable year.   Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of Preferred ADRs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.”  A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006). Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.  U.S. holders should be aware that the IRS has expressed concern that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs.  Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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

Taxation of Capital Gains

U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADR has been held for more than one year.  In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.  The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules.  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable year, nor does it anticipate becoming a PFIC in future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year.  If the Preferred ADRs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC.  If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADR would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation.  U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission.  Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at www.gerdau.com.br. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Farrapos, 1811 — Porto Alegre-RS — 90.220-005 — Brazil or calling xx 55-51-3323 2703 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

Gerdau is exposed to various market risks, mainly variations in exchange rates and interest rate volatility. Market risk is the potential loss arising from adverse changes in market rate and prices. Gerdau enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations of interest rates. Gerdau has established policies and procedures for risk assessment and the approval, reporting and monitoring of its derivative financial activities.

Foreign Exchange Risk

Gerdau is exposed to fluctuations in exchange rate movements since substantially all of its revenues generated outside its subsidiaries in the United States are in the local currency of the respective subsidiaries, mainly the reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. The table below provides information about Gerdau’s significant exchange rate risk sensitive instruments on December 31, 2006.

The Company’s estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value.

Financial instruments indexed to the U.S. dollar excluding North American subsidiaries and foreign subsidiaries with dollar as the functional currency

$ thousand	2007	2008	2009	2010	2011	Maturity After 2011	TOTAL

Financing for machinery and others
Outstanding amount	174,186	147,043	195,903	108,477	82,066	160,142	867,817
Weighted average interest rate	FX+8.6%	FX+8.6%	FX+8.6%	FX+8.6%	FX+8.6%	FX+8.6%
Fair value (total)							867,817
Pre-export advances
Outstanding amount	26,339	117,623	55,063	22,192	22,192	38,836	282,245
Weighted average interest rate	FX+5.9%	FX+5.9%	FX+5.9%	FX+5.9%	FX+5.9%	FX+5.9%
Fair value (total)							282,245
Export receivables notes
Outstanding amount	40,433	40,954	44,047	41,051	24,476	12,921	203,882

Average interest rate	FX+7.3%	FX+7.3%	FX+7.3%	FX+7.3%	FX+7.3%	FX+7.3%
Fair value (total)							203,882
Financing for investments
Outstanding amount	11,417	11,417	11,417	11,416	—	—	45,667
Weighted average interest rate	FX+4.9%	FX+4.9%	FX+4.9%	FX+4.9%
Fair value (total)							45,667
Guaranteed Senior Perpetual Bonds
Outstanding amount	—	—	—	—	—	600,000	600,000
Average interest rate	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%	FX+ 8.9%
Fair value (total)							642,750
Working capital
Outstanding amount	1,183	15,958	16,999	24,418	9,314	—	67,872
Weighted average interest rate	FX+7.8%	FX+7.8%	FX+7.8%	FX+7.8%	FX+7.8%	—
Fair value (total)							67,872

Total debt of subsidiaries outside North American indexed to U.S. dollars	253,558	332,995	323,429	207,554	138,048	811,899	2,067,483

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

In order to reduce its exposure to changes in the fair value of its Senior Notes (See Item 10C. Material Contracts), Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing program (See Item 5B. Liquidity and Capital Resources). These agreements have a notional value of $200 million, expiring on July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would have to be paid if the agreements were terminated at December 31 2006, was approximately $9.5 million.

Gerdau’s brazilian operations have also entered into some interest rate swaps, in order to manage each entity exposure to fixed or floating interest rates. Gerdau Açominas has a interest swap in which it receives a fixed rate in U.S. dollars and pays a variable interest rate based on Libor. These contracts have a notional amount of $323.1 million, and its fair value, which represents the amount that would be received if the agreement were terminated as of December 31, 2006, is a gain of approximately $4.8 million. Gerdau Açominas has also a cross-currency swap in which it receives a variable amount of interest based on Japanese Libor (JIBOR) in Japanese yens, and pays a fixed interest in US dollars, with a notional amount of $267 million; at the same time, Gerdau Açominas has a reverse swap in which it receives a fixed interest rate in US dollars, and pays a variable interest rate based on JIBOR in Japanese yens. Such contracts have a fair value, which represents the amount to be paid or received as of December 31, 2006, is a loss of $8.4 million and a gain of $1.8 million, respectively.

The Company has $4,194.6 million of long-term debt (including portion due within one year) and debentures outstanding as of December 31, 2006. Of this total, $2,663.2 million is floating-rate debt. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would be expected to increase or decrease by approximately $26.6 million.

The remaining $1,531.4 million of long-term debt and debentures is fixed-rate debt. Assuming a hypothetical 1% decrease in interest rates at December 31, 2006, the fair value of this fixed-rate debt would be expected to increase to $1,583.8 million. Fair market values are based upon market prices of current borrowings rates with similar rates and maturities.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

PART II

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclose control and procedures

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

Gerdau S.A. has created a Disclosure Committee composed of the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Schirmer, the Controlling Vice President, Filipe Affonso Ferreira (up to April 4, 2007), the Legal Vice President of the Company, Expedito Luz, the Accounting Director, Geraldo Toffanello and the Financial Director, Jose Mauricio Werneck Guimaraes da Silva. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control—Integrated Framework, issued by the COSO. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Gerdau S.A. is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of Company´s internal control over financial reporting as of December 31, 2006 using the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

This evaluation excluded our acquisitions of Corporación Sidenor S.A. (SIDENOR) and its subsidiaries , Empresa Siderúrgica del Peru S.A.A. (SIDERPERU) and its subsidiaries and the acquistions  made by our  subsidiary  Gerdau Ameristeel Corporation of Sheffield Steel Corporation  (SHEFFIELD) and of Pacific Coast Steel Inc. (PCS). These purchase business combinations occurred in the current year (2006).

Total assets and total net revenue of the entities acquired represent 22.4 % and 17.4%, respectively, of the corresponding consolidated financial statements amounts as of and for the year ended December 31, 2006, as shown by individual acquisition in the table below:

	Total assets	Total net revenue
SIDENOR	19.0%	14.4%
SIDERPERU	1.2%	1.2%
SHEFFIELD	1.0%	1.5%
PCS	1.2%	0.3%

Total	22.4%	17.4%

Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2006.

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm who has audited the consolidated financial statements of the Company, has also audited management’s assessment and the effectiveness of the Company’s of internal controls over financial reporting as stated in their report included herein.

Porto Alegre, Brazil

April 20, 2007

Attestation report of the registered public accounting firm

Please see Item 17 Financial Statements.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Egon Handel, a member of its Board of Auditors, is a “financial expert” within the meaning of the SEC rules applicable to disclosure of such expertise.

B. CODE OF ETHICS

Gerdau S.A. has adopted a Code of Ethics, termed “Gerdau Ethical Guidelines”, which consolidates the ethical principles and values underlying the Company’s activities. “Gerdau Ethical Guidelines” is a document applicable to all Group employees in South America, independent of their position (excepting employees of Gerdau Diaco, in Colombia, and Siderperú, in Peru). The provisions of the document are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions.

“Gerdau Ethical Guidelines” became applicable to employees of Gerdau Açominas’ Ouro Branco mill and its administrative office, in Belo Horizonte, in 2006. The Company’s subsidiary, Gerdau Ameristeel has its own Code of Ethics, which is compatible with Gerdau’s guidelines. Both documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

Gerdau Ethical Guidelines states and defines the values that have formed the foundation of the Gerdau Group for more than 100 years, which are: Integrity, Correctness and Consistency; Satisfied Customers; Accomplished People; Safe Work Environment; Quality in Everything We Do; Solidity and Security; Commitment to All Stakeholders and Profit as a Measure of Performance. The document also covers the Company’s and employees’ commitments regarding relationships between Company and  employees, customers, shareholders, suppliers, competitors, community and environment. In December, 2006, has been announced an updating of the values which guide the Gerdau Group actions.

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

Gerdau Ameristeel has also adopted a Code of Ethics applicable to its Senior Executives, which is a supplement to the Code of Ethics and Business Conduct. This document binds all of Gerdau Ameristeel’s employees who have significant responsibility for preparing or overseeing the preparation of the Company’s financial statements and other financial data included in the Company’s periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the Company. Gerdau is in the process of reviewing its Ethical Guidelines and will evaluate the application of the document to employees not currently covered, as well as its consolidation with Gerdau Ameristeel’s Code. The Gerdau Ethical Guidelines document may be accessed through its Internet website (www.gerdau.com.br). Gerdau Ameristeel’s Code of Ethics and Business Conduct as well as the Code of Ethics Applicable to Senior Executives can be found on its web site at www.gerdauameristeel.com.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report  (in thouands of U.S. dollars):

	2006	2005

Audit fees	4,551	1,557
Audit-related fees	799	340
Tax fees	396	195
All other fees	192	—

Total	5,938	2,102

Audit fees are related to professional services rendered in the auditing of Gerdau’s consolidated financial statements, quarterly reviews of Gerdau’s consolidated financial statements and statutory audits and interim reviews of certain of the Company’s subsidiaries and affiliates as required by the appropriate legislation.  Those amounts also include fee related to the audit of internal controls over financial reporting of Gerdau and of Gerdau Ameristeel.

Audit-related fees are for assurance and related services, such as due diligence services traditionally performed by an external auditor related to acquisitions, as well as consulting on accounting standards and transactions.

Tax fees are related to services provided to subsidiaries in Europe (relating to tax compliance) and to subsidiaries in North America (tax services).

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

On April 28, 2005, the Company elected its Board of Auditors duly adapted to ensure compliance with the Sarbanes-Oxley Act requirements and exemptions from the listing standards. The Board of Auditors (“Conselho Fiscal”) has been operating in accordance with Brazilian Corporate Law 6,404/76, since April 2000. The customary role of this board is to monitor and verify the actions of company directors and executive officers and the compliance with their legal duties, providing opinions and official statements on the annual management report and the proposals of members of the Board of Directors, denouncing errors or fraud, calling meetings whenever necessary and analyzing financial statements. In establishing a permanent Board of Auditors, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a board of auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company needs only to comply with the requirement that the audit committee, or Board of Auditors in its case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Board of Auditors composed of three to five members who are elected by the shareholders at the Ordinary General Meeting of Shareholders. The Board of Auditors operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of the management of the company, examine the financial statements of each fiscal year and provide a formal report to its shareholders.

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

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 30, 2005, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of shares issued by Gerdau S.A. to remain in treasury and for the Company’s Long Term Incentive Program or for later cancellation.

Such acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 9,750,000 preferred shares, representing approximately 3.16% of free-float, which totaled 308,090,904 adjusted preferred shares on April 30 2005.

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

	Total Number of Shares Purchased	Average Price Paid per Share(1) (In R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
May (05/31/2005)	72,000	16.44	0.7%	9,678,000
June (06/02/2005 – 06/30/2005)	739,200	15.50	8.3%	8,938,800
July (07/01/2005 – 07/25/2005)	299,100	15.02	11.4%	8,639,700
TOTAL	1,110,300	15.43	11.4%	8,639,700

(1)          Price paid divided by number of shares excluding brokers fees.

On May 25, 2006, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of shares issued by Gerdau S.A. to remain in treasury and for the Company’s Long Term Incentive Program or for later cancellation.

These shares were acquired using cash funds backed by existing profit reserves up to the limit of 3,000,000 preferred shares, representing approximately 1.02% of free-float, which amounted to 294,023,554 preferred shares on April 30, 2006.

The Board of Director’s authorization remained in force for 60 days from the above date of its approval. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following brokers:

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Itaú Corretora de Valores S.A.

Merrill Lynch S.A. Corretora de Títulos Valores Mobiliários

Unibanco Corretora de Valores Mobiliários S.A.

UBS Corretora de Câmbio e Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share(1) (In R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
May (05/26/2006 – 05/31/2006)	280,700	33.12	9.4%	2,719,300
June (06/01/2006 – 06/30/2006)	1,154,600	30.17	47.8%	1,564,700
July (07/03/2006 – 07/17/2006)	923,400	31.89	78.6%	641,300
TOTAL	2,358,700	31.19	78.6%	641,300

(1) Price paid divided by number of shares excluding brokers fees.

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

4.02	Policies of the Stock Option Plan

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350

13.02	Certification pursuant to 18 U.S.C. Section 1350

15.01	Report of independent registered public accounting firm regarding Gallatin Steel Company

15.02	Report of independent registered public accounting firm regarding Aços Villares S.A.

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

GERDAU S.A.

	By:	/s/ André Bier Johannpeter
	Name:	André Bier Johannpeter
	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
Dated: May 31 2007	Title:	Chief Financial Officer

GERDAU S.A.
Consolidated financial statements
as of December 31, 2006 and 2005 and
for each of the three years in the period
ended December 31, 2006
and report of independent registered public accounting firm

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Gerdau S.A. is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of Company´s internal control over financial reporting as of December 31, 2006 using the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

This evaluation excluded our acquisitions of Corporación Sidenor S.A. (SIDENOR) and its subsidiaries , Empresa Siderúrgica del Peru S.A.A. (SIDERPERU) and its subsidiaries and the acquistions  made by our  subsidiary  Gerdau Ameristeel Corporation of Sheffield Steel Corporation  (SHEFFIELD) and of Pacific Coast Steel Inc. (PCS). These purchase business combinations occurred in the current year (2006).

Total assets and total net revenue of the entities acquired represent 22.4 % and 17.4%, respectively, of the corresponding consolidated financial statements amounts as of and for the year ended December 31, 2006, as shown by individual acquisition in the table below:

	Total assets	Total net revenue
SIDENOR	19.0%	14.4%
SIDERPERU	1.2%	1.2%
SHEFFIELD	1.0%	1.5%
PCS	1.2%	0.3%

Total	22.4%	17.4%

Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2006.

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm who has audited the consolidated financial statements of the Company, has also audited management’s assessment and the effectiveness of the Company’s of internal controls over financial reporting as stated in their report included herein.

Porto Alegre, Brazil
April 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gerdau S.A.

We have completed an integrated audit of Gerdau S.A.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits and the reports of other auditors, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of: (a) Gallatin Steel Company, a 50% owned joint venture, for which the Company’s net investment amounted to US$ 158,800 thousand  and US$ 137,127 thousand as of December 31, 2006 and 2005, respectively, and equity in income amounted to US$ 115,606 thousand, US$ 91,201 thousand and US$ 141,474 thousand for each of the three years in the period ended December 31, 2006, and (b) Aços Villares S.A. a subsidiary, whose statements reflect total assets and total net sales which amounted to 7.8% and 6.5%, respectively, of the related consolidated totals as of and for the year ended December 31, 2006. Those statements were audited by other auditors whose reports thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company and Aços Villares S.A., is based solely on the reports of the other auditors.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Notes 3.11 and Note 3.13 to the consolidated financial statements, the Company changed the manner in which accounts for stock based compensation and for defined benefit pension and other post-retirement plans, respectively, in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Corporación Sidenor S.A. and its subsidiaries, Empresa Siderúrgica del Peru S.A.A. – Siderperú and its subsidiaries, Sheffield Steel Corporation and Pacific Coast Steel Inc.from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Company in purchase business combinations during 2006.  We have also excluded Corporación Sidenor S.A. and its subsidiaries, Empresa Siderúrgica del Peru S.A.A. – Siderperú and its subsidiaries, Sheffield Steel Corporation and Pacific Coast Steel from our audit of internal control over financial reporting. Corporación Sidenor S.A. and its subsidiaries is a subsidiary whose total assets and net sales represent 19.0% and 14.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Empresa Siderúrgica del Peru S.A.A. – Siderperú and its subsidiaries is a subsidiary whose total assets and net sales represent 1.2% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Sheffield Steel Corporation is a subsidiary whose total assets and net sales represent 1.0% and 1.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint-venture whose total assets and net sales represent 1.2% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Porto Alegre, Brazil
April 20, 2007

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS

as of December 31, 2006 and 2005
(in thousands of U.S. Dollars, except number of shares)

ASSETS

	Note	2006	2005

Current
Cash and cash equivalents		485,498	532,375
Restricted cash		13,512	9,617
Short-term investments
Trading		2,221,422	1,761,421
Available for sale	5	123,430	—
Held to maturity		138,200	—
Trade accounts receivable, net	6	1,283,420	779,526
Inventories	7	2,380,878	1,662,461
Unrealized gains on derivatives	21	2,660	41
Deferred income taxes	18.4	51,730	34,183
Tax credits	8	253,519	78,443
Prepaid expenses		39,301	39,512
Other		90,860	78,257
Total current assets		7,084,430	4,975,836

Non-current assets
Property, plant and equipment, net	10	5,990,629	3,517,962
Deferred income taxes	18.4	187,710	181,712
Judicial deposits	16.1	80,103	62,186
Unrealized gains on derivatives	21	6,623	2,333
Tax credits	8	192,967	102,842
Equity investments	11	197,511	179,359
Investments at cost		11,377	9,261
Goodwill	12	336,768	147,854
Prepaid pension cost	13	243,558	72,498
Advance payment for acquisition of investment		14,895	14,895
Other		142,294	35,004
Total assets		14,488,865	9,301,742

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES

	Note	2006	2005
Current liabilities
Short-term debt	14	503,299	311,384
Current portion of long-term debt	15	561,821	255,178
Trade accounts payable		1,113,338	676,366
Income taxes payable		41,810	50,500
Unrealized losses on derivatives	21	1,258	6,786
Deferred income taxes	18.4	25,230	4,680
Payroll and related liabilities		177,421	109,508
Dividends and interest on equity payable		99,003	80,144
Taxes payable, other than income taxes		182,136	57,736
Other		218,987	128,955
Total current liabilities		2,924,303	1,681,237

Non-current liabilities
Long-term debt, less current portion	15	3,128,868	2,233,031
Debentures	15	443,280	414,209
Deferred income taxes	18.4	416,046	141,682
Accrued pension and other post-retirement benefits obligation	13	251,415	154,727
Provision for contingencies	16.1	189,725	127,849
Unrealized losses on derivatives	21	10,489	1,170
Deferred credit related to acquisition of Corporación Sidenor	4.1	106,899	—
Other		204,710	83,035
Total non-current liabilities		4,751,432	3,155,703

Total liabilities		7,675,735	4,836,940

Commitments and contingencies	16

Minority interest		1,882,489	921,204

SHAREHOLDERS’ EQUITY	17

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at December 31, 2005 and 2006, after giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)		2,253,377	1,456,479

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at December 31, 2005 and 2006, after giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)		1,179,236	755,903

Additional paid-in capital		131,546	134,147
Treasury stock - 3,045,695 and 5,103,345 preferred shares at December 31, 2005 and 2006, respectively, after giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)		(46,010)	(21,951)
Legal reserve		74,420	198,685
Retained earnings		1,459,818	1,431,062
Cumulative other comprehensive loss		—
- Foreign currency translation adjustment		(151,798)	(375,623)
- FAS 158 transition amount, net of tax		30,052	—
- Additional minimum pension liability		—	(35,104)
Total shareholders’ equity		4,930,641	3,543,598

Total liabilities and shareholders’ equity		14,488,865	9,301,742

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars, except number of shares)

	Note	2006	2005	2004

Sales		13,180,609	9,984,487	7,785,998
Less: Federal and state taxes		(1,174,820)	(986,013)	(724,351)
Less: Discounts		(161,559)	(104,042)	(109,498)

Net sales		11,844,230	8,894,432	6,952,149
Cost of sales		(8,777,827)	(6,564,245)	(4,838,949)

Gross profit		3,066,403	2,330,187	2,113,200
Sales and marketing expenses		(256,064)	(203,244)	(154,558)
General and administrative expenses		(821,497)	(466,034)	(359,102)
Other operating income (expenses), net	27	107,395	(8,246)	28,710

Operating income		2,096,237	1,652,663	1,628,250
Financial expenses		(437,130)	(227,758)	(164,370)
Financial income		458,812	204,483	81,592
Foreign exchange gains and losses, net		132,862	57,861	30,806
Gains and losses on derivatives, net		(7,128)	(22,000)	1,155
Equity in earnings of unconsolidated companies, net		118,074	96,476	141,890
Gain on change of interest		—	—	2,742

Income before taxes on income and minority interest		2,361,727	1,761,725	1,722,065

Provision for taxes on income	18
Current		(442,016)	(347,545)	(329,229)
Deferred		3,115	(117,750)	(77,451)
		(438,901)	(465,295)	(406,680)

Income before minority interest		1,922,826	1,296,430	1,315,385

Minority interest		(409,018)	(178,909)	(157,027)

Net income		1,513,808	1,117,521	1,158,358

Per share data (in US$)	19
Basic earnings per share
Preferred		2.28	1.68	1.74
Common		2.28	1.68	1.74

Diluted earnings per share
Preferred		2.26	1.67	1.74
Common		2.26	1.67	1.74

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note 17.1) – Basic and diluted		231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1) – Basic		432,238,895	432,165,971	432,564,935

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1) – Diluted		439,241,004	435,855,052	434,763,448

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for the years ended December 31, 2006, 2005 and 2004

(in thousands of U.S. Dollars)

	2006	2005	2004

Net income as reported in the consolidated statement of income	1,513,808	1,117,521	1,158,358
Foreign currency translation adjustments	223,825	246,802	168,306
Reversal (constitution) of pension fund additional minimum liability, net of tax	15,053	(19,763)	(3,822)

Comprehensive income for the period	1,752,686	1,344,560	1,322,842

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2006, 2005 and 2004

(in thousands of U.S. Dollars, except number of shares)

								Cumulative
								other
		Preferred	Common	Additional paid	Treasury	Legal	Retained	comprehensive
	Note	shares	shares	in capital	stock	reserve	earnings	loss	Total

Balances as of January 1, 2004		653,344	329,257	3,271	(5,920)	63,834	1,161,527	(802,250)	1,403,063
Capitalization of retained earnings	17.3	363,502	193,101	—	—	—	(556,603)	—	—
Net income		—	—	—	—	—	1,158,358	—	1,158,358
Appropriation of reserves	17.2			278	—	58,979	(59,257)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(9,336)	—	—	—	(9,336)
Foreign currency translation adjustment		—	—	—	—	—	—	168,306	168,306
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(3,822)	(3,822)
Dividends (interest on equity) - $0.29 per Common share and per Preferred share (*)	17.4	—	—	—	—	—	(194,178)	—	(194,178)
Stock option plan expense recognized during the year	3.13	—	—	194	—	—	—	—	194
Balances as of December 31, 2004		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	1,117,521	—	1,117,521
Capitalization of reserves	17.3	439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves	17.2	—	—	444	—	75,872	(76,316)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest	2.4	—	—	129,950	—	—	—	—	129,950
Stock options exercised during the period		—	—	(163)	398	—	—	—	235
Foreign currency translation adjustment			—	—	—	—	—	246,802	246,802
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(19,763)	(19,763)
Dividends - $0.67 per Common share and per Preferred share (*)	17.4		—	—	—	—	(446,812)	—	(446,812)
Stock option plan expense recognized during the year	3.13		—	173	—	—	—	—	173
Balances as of December 31, 2005		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		—	—	—	—	—	1,513,808	—	1,513,808
Capitalization of reserves	17.3	796,898	423,333	—	—	(210,912)	(1,009,319)	—	—
Appropriation of reserves	17.2	—	—	—	—	86,647	(86,647)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(32,909)	—	—	—	(32,909)
Foreign currency translation adjustment		—	—	—	—	—	—	223,825	223,825
Minimum pension liability, net of tax of $(8,515)		—	—	—	—	—	—	15,053	15,053
FAS 158 transition amount, net of tax of $(21,597)		—	—	—	—	—	—	50,103	50,103
Dividends (interest on equity) - $0.59 per Common share and per	17.4	—	—	—	—	—	(389,086)	—	(389,086)
Stock option exercised during the period		—	—	(4,439)	8,850	—	—	—	4,411
Stock option plan expense recognized during the year	3.13	—	—	1,838	—	—	—	—	1,838
Balances as of December 31, 2006		2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641

        (*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1. Preferred treasury stock shares for the years ended December 31, 2006, 2005 and 2004 are not considered to be outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENT OF CASH FLOW

for the years ended December 31, 2006, 2005 and 2004

(in thousands of U.S. Dollars, except share data)

	2006	2005	2004

Cash flows from operating activities
Net income	1,513,808	1,117,521	1,158,358
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	504,128	301,762	269,222
Equity in earnings on unconsolidated companies, net	(118,074)	(96,476)	(141,890)
Foreign exchange gain, net	(132,862)	(57,861)	(30,806)
Losses (gains) on derivative instruments	7,128	22,000	(1,155)
Minority interest	409,018	178,909	157,027
Deferred income taxes	(3,115)	117,750	77,451
Loss (gain) on disposal of property, plant and equipment	(12,267)	4,655	1,143
Provision (reversal) for doubtful accounts	7,653	(2,863)	5,370
Provision for contingencies	7,911	27,792	93,162
Distributions from joint ventures	101,552	115,828	82,803
Melt shop closure expenses	9,400	—	—
Other	3,981	—	—
Gain on change of interest	—	—	(2,742)

Changes in assets and liabilities:
Increase in accounts receivable	(43,740)	(156,261)	(221,178)
(Increase) decrease in inventories	(179,075)	449	(532,769)
Increase (decrease) in accounts payable and accrued liabilities	40,319	(577)	51,267
Increase (decrease) in other assets and liabilities, net	(404,620)	(68,624)	181,763
Purchases of trading securities	(3,672,532)	(1,614,838)	(439,905)
Proceeds from maturities and sales of trading securities	3,415,918	455,907	363,472
Net cash provided by operating activities	1,454,531	345,073	1,070,593

Cash flows from investing activities
Additions to property, plant and equipment	(1,037,230)	(697,436)	(440,967)
Proceeds from sales of property, plant and equipment	15,010	6,453	9
Payment for acquisition of:
Margusa	—	—	(13,472)
Companies in North America	(214,938)	(49,654)	(298,422)
Sipar Aceros	(7,982)	(16,688)	—
Diaco S.A.	—	(6,762)	—
Sidelpa S.A.	—	(6,224)	—
Corporación Sidenor	(204,011)	—	—
Siderperú	(86,919)	—	—
GSB Acero S.A.	(146,788)	—	—
Other aquisitions	—	—	(3,846)
Cash balance of acquired companies	108,811	9,647	270
Purchases of available for sale securities	(1,531,535)	(140,950)	(60,051)
Proceeds from maturities and sales of available for sale securities	1,408,105	140,950	60,051
Advance payment for acquisition of investment in Colombia	—	—	(68,500)
Net cash used in investing activities	(1,697,477)	(760,664)	(824,928)

The accompanying notes are an integral part of these consolidated financial statements.

	2006	2005	2004

Cash flows from financing activities
Cash dividends and interest on equity paid	(445,268)	(420,465)	(275,589)
Purchase of treasury shares	(32,909)	(7,093)	(9,336)
Proceeds from exercise of employee stock options	4,411	235	—
Increase in restricted cash	(4,845)	(3,554)	(3,958)
Debt issuance	2,123,709	1,630,590	1,290,035
Repayment of debt	(1,467,118)	(798,411)	(1,273,208)
Proceeds from issuance of common stock by Gerdau Ameristeel	—	—	181,323
Proceeds from issuance of common stock by Gerdau Participações	—	221,613	—
Net related party debt loans and repayments	(1,562)	1,973	13,291
Net cash provided by (used) in financing activities	176,418	624,888	(77,442)

Effect of exchange rate changes on cash	19,651	74,124	(11,773)

Increase in cash and cash equivalents	(46,877)	283,421	156,450
Cash and cash equivalents at beginning of the year	532,375	248,954	92,504
Cash and cash equivalents at end of the year	485,498	532,375	248,954

Supplemental cash flow data
Cash paid during the year for:
Interest (net of amounts capitalized)	435,439	285,164	115,825
Income taxes	426,969	341,782	253,890

Non-cash transactions
Release of judicial deposits to settle tax contingencies	—	—	118,587
Funds advanced to acquisiton of Diaco S.A. and Sidelpa S.A. used to settle these transactions on September 30, 2005 and November 30, 2005, respectively	—	53,605	—

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2006, 2005 and 2004

(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina and as from this year also in Spain and Peru (collectively the “Company”) comprises the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel mainly based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Spain, Canada, Chile, Colombia and, to a lesser extent, in Peru, Argentina and Uruguay.

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

The Company’s main operations are located in Brazil, the United States, Spain, Canada, Chile and Colombia. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3                   Controlling shareholder

As of December 31, 2006, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 45.15% (2005 – 44.80%) of the total capital of the Company. MG’s share ownership consisted of 75.73% (2005 - 75.73%) of the Company’s voting common shares and 25.38% (2005 - 28.38%) of its non-voting preferred shares.

3.10             Corporate restructuring

In December 2004, the investments in Gerdau Açominas S.A. (“Gerdau Açominas”) and 22% of total shares of Gerdau Internacional Empreendimentos Ltda., a holding company, previously held directly by Gerdau S.A. were transferred to Gerdau Participações S.A., a wholly-owned subsidiary of Gerdau S.A.  For statutory purposes, such investments were valued at their fair value through an appraisal report based on projections of expected cash flows discounted to present values.

In May 2005, Gerdau Participações S.A. issued new shares to an unrelated party in exchange for cash and was subsequently merged with Gerdau Açominas. As a result of the issuance of shares, the Company recorded a gain in the amount of $129,950. The Company, following the guidance of Staff Accounting Bulletin (“SAB”) 5-H, concluded that such gain should be recognized in shareholders’ equity under “Gain on change in interest”.

Pursuant to SFAS 109 “Accounting for Income Taxes”, no deferred tax was recorded and tax effects from amortization of goodwill resulting from the restructuring are being recognized when realized on the tax return over a 10 year period.

3                             Significant accounting policies

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage
	interest (%)
	2006	2005

Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA) (See Note 4.4)	65	—
Pacific Coast Steel Inc. - PCS (USA) - (See Note 4.6) *	36	—
Gerdau Açominas S.A. (Brazil)	89	89
Gerdau Aços Especiais S.A. (Brazil)	89	89
Gerdau Aços Longos S.A. (Brazil)	89	89
Gerdau América do Sul Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	89	89
Diaco S.A. (Colômbia)	57	57
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil)	89	89
Paraopeba - Fundo de Investimento Renda Fixa	95	97
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	72	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. and its subsidiaries (Spain) (See Note 4.1)	40	—
Sidenor Industrial S.L. (Spain)	40	—
Forjanor S.L. (Spain)	40	—
GSB Acero S.L. (Spain) (See Note 4.7)	40	—
Aços Villares S.A. (Brazil)	23	—
Empresa Siderúrgica del Peru S.A.A. – “Siderperu” (Peru) (See Note 4.5)	83	—

* Gerdau Ameristeel holds an interest of 55% in PCS, and the Company holds an interest of 65% in Gerdau Ameristeel. Therefore, the Company’s indirect interst in PCS is 36% and PCS is being consolidated by Gredau Ameristeel which in turn is consolidated by the Company.

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

During the year ended December 31, 2004 Gerdau Ameristeel acquired certain operating assets and liabilities of Gate City and RJ Rebar, Inc. (Note 4.10), of North Star Steel (Note 4.11) and of Potter Form & Tie Co. (Note 4.12). During the year ended December 31, 2005 the Company acquired controlling interests in Diaco (Note 4.8), Sidelpa (Note 4.8) and in Sipar Aceros (Note 4.9), which in the case of Sipar Aceros was accounted for equity method through the date of acquisition of the controlling interest. During the year ended December 31, 2006, the Company acquired Corporación Sidenor and its subsidiaries (Note 4.1), a controlling interest in Siderperu (Note 4.5) and Gerdau Ameristeel acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company (Note 4.2), Callaway Building Products, Inc. (Note 4.3), a controlling interest in Sheffield Steel (Note 4.4) and in Pacific Coast Steel and Bay Area Reinforcement (Note 4.6), and the subsidiary Corporación Sidenor acquired a controlling interest in GSB Acero (Note 4.7). The results of those business acquired are consolidated as from the respective dates of acquisition.

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

3.4                   Short-term investments

Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income. Securities for which the Company has positive intent and ability to hold to maturity are classified as held-to-maturity. Securities which are not classified as trading securities or held-to-maturity are classified as available for sale which are recorded at fair value with changes in fair value recognized directly in shareholders equity. The carrying value of available for sale securities approximates fair value due to their variable interest rates which typically reset every 28 days. Despite the long-term nature of the stated contractual maturities of available for sale investments the Company has the ability to quickly liquidate these securities.

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

3.8                     Equity investments

Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2006 and 2005, the Company’s equity investments are comprised of: (a) 38.18% interest in the capital of Sipar Aceros until September 15, 2005, when this company started to be consolidated (see Note 4.9), (b) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (c) a 50.00% interest in Armacero Industrial y Comercial Limitada (Chile), and (d) a 51.82% interest in Dona Francisca Energética S.A (Brazil) (“Dona Francisca”).

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

3.9                   Investments at cost

Investments at cost consists of equity investments in entities where the Company owns less than 20% of the voting interest which do not have a readily determinable fair value, including tax incentives to be utilized in government approved projects, and does not have the ability to exercise significant influence. The investments are stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.11             Goodwill

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

During the years ended December 31, 2006 and 2005 goodwill was tested for impairment and in 2005 an impairment loss of $13,038 has been recognized with respect to goodwill allocated to Margusa. As described in Note 12, an additional impairment loss of $1,630 has been recognized during the year ended December 31, 2006, regarding the goodwill balance allocated to Margusa.

3.11            Pension and other post-retirement benefits

The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies:

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

Pension assets are recorded at fair market value.

Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

As of December 31, 2006 the Company adopted Statement on Financial Accouting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),”. Under SFAS 158 the Company recognized the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its balance sheet with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, its provisions of SFAS 158 were  applied on a prospective basis as from December 31, 2006; therefore, prior periods presented have not been restated.  At December 31, 2006, the Company recorded $50,103, net of tax, in accumulated other comprehensive income related to the adoption of this statement.

3.12            Compensated absences

Compensated absences are accrued over the vesting period.

3.13            Stock based compensation plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company uses the Black-Scholes model.  SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

The following table illustrates the effects on net income and on earnings per share if the grant-date fair value method had been applied (in thousands, except per share data).

	2005	2004

Net income as reported	1,117,521	1,158,358
Reversal of stock-based compensation cost included in the determination of net income as reported, net of tax	173	194
Stock-based compensation cost following the fair value method, net of tax	(1,202)	(998)
Pro-forma net income	1,116,492	1,157,554

Earnings per share - basic
Common - As reported and pro-forma	1.68	1.74
Preferred - As reported and pro-forma	1.68	1.74

Earnings per share - diluted
Common
As reported	1.67	1.74
Pro-forma	1.67	1.74

Preferred
As reported	1.67	1.74
Pro-forma	1.67	1.74

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. Information about those plans is presented in Note 25.

3.14            Revenue recognition

Revenues from sales of products are recognized upon delivery to customers, when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

The Company recognizes its revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contracts costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provision for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues  and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

The asset “Cost and estimated earnings in excess of billings of uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized. Both assets and liabilities are presented under “Other current assets” or “Other current liabilities”.

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

3.16            Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.

Basic EPS excludes dilution, while diluted EPS reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A and, during the year ended December 31, 2006 and 2005, the potential dilution from the potential settlement in shares of Gerdau S.A. of the commitment to acquire additional shares of Diaco (Note 4.8) and of the options granted to minority shareholders of Sipar Aceros to sell additional shares to the Company (Note 4.9). The Company uses the “treasury stock” method to compute the dilutive effect of those instruments.

All EPS data is calculated giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1). EPS is presented on a per share basis (Note 19).

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

3.19            Advertising costs

Advertising costs included in selling and marketing expenses were $28,736, $25,661 and $13,656 for the years ended December 31, 2006, 2005, and 2004 respectively. No advertising costs have been deferred.

3.20              Treasury stock

Common and preferred shares reacquired are recorded under “Treasury stock” within shareholders’ equity at cost. Sales of treasury stock are recorded at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

3.22              Derivative financial instruments

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

3.23              Recent accounting pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. In addition to the requirements described in Note 3.11, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is expected to impact the Company, once effective, as the measurement date of one of its pension plans in Brazil plan is currently November 30.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.

In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”).  FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method.  This FSP is effective for fiscal years beginning after December 15, 2006.  Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The

Company does not expect to have any material impact regarding the adoption of this FSP on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While we are still evaluating our tax positions, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

4                             Acquisitions

4.1                   Corporación Sidenor S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to Euro 165.828 (US$ 200,082). The amounts paid under the variable contingent price will be accounted for as additional purchase price consideration once the contingencies are resolved. Contingent price depends on several factors including actual use of existing tax credits, potential gains on litigation initiated by a a subsidiary of Corporación Sidenor and final destination of a plot of land currently occupied by Corporación Sidenor.  Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years.

As of December 31, 2006, certain tax credits in the Spanish operation of Sidenor have been used. Part of the contingent variable price was dependent on the use of such tax credits and the Company is contractually obligated to pay to the former shareholders of Sidenor an amount equivalent to 70% of the tax credits used. As a result of this, the Company will make an additional payment of Euro 24,605 (US$29,817), which was recorded as an additional purchase price consideration. During year ended December 31, 2006, the Company has paid Euros 3,098 (US$ 3,929) regarding the use of those tax credits.

The Company has concluded that Corporación Sidenor is a variable interest entity (“VIE”) as defined by FIN 46(R) “Consolidation of Variable Interest Entities” and that the Company is the primary beneficiary. As a result, as from the acquisition date, the Company has consolidated Corporación Sidenor and its subsidiaries which include Aços Villares S.A., a Brazilian specialty steel producer on which Corporación Sidenor has a 58% voting interest.

The Company has estimated the fair value of assets and liabilities of Corporación Sidenor and its subsidiaries. According to the estimated fair value amounts of assets and liabilities of Corporación Sidenor and its subsidiaries, an excess of fair value of assets acquired and liabilities assumed in relation to the purchase price was identified. Considering that contingent consideration exists which may result in additional purchase price part of the originally determined amount of excess of fair value of assets acquired and liabilities assumed in relation to purchase price has been recorded under “Deferred credit related to acquisition of Corporación Sidenor”. The amount then recorded is the lesser of estimated maximum contingent consideration and the excess of fair value over purchase price originally determined. The maximum contingent consideration has been estimated by management based on assumptions and information available as of the date of acquisition. The amount recorded as of December 31, 2006 related to the estimated maximum contingent consideration is $106,899. The remaining excess fair value of assets acquired and liabilities assumed in relation to the purchase price was allocated to reduce the value of long-lived assets acquired.

As a result, the Company has recognized no goodwill on this acquisition. During the year ended December 31, 2006 the Company has finalized the appraisal of property and equipment acquired for Corporación Sidenor and Forjanor S.L. and also for Aços Villares and considers the purchase price allocation to be final, except for the fact that events which might require the payment of contingent variable price have not yet occurred until December 31, 2006. The fair value of assets and liabilities acquired at the date of acquisition are summarized below:

Purchase price consideration	224,234
Deferred credit related to the acquisition	106,899
331,133

Current liabilities	444,617
Non-current liabilities	701,854
Minority interest (corresponding to the 60% acquired by other parties including Santander Group)	503,581
Current assets	(670,025)
Non-current assets	(1,311,162)
Net assets at estimated fair value	331,133

The Company’s obligation to purchase from Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of December 31, 2006, such obligation amounts to $246,005.

4.2                   Fargo Iron and Metal Company

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5,500.

4.3                   Callaway Building Products, Inc.

In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2,200.

4.4                   Sheffield Steel Corporation

On June 12, 2006, Gerdau Ameristeel completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation (“Sheffield”).  The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (“OEMs”), for use in a variety of industries.  With this acquisition, Gerdau Ameristeel continues its expansion strategy with an increased geographic presence towards the western portion of the United States.

The purchase price for the shares of Sheffield was $103,314 in cash, plus the assumption of certain liabilities of the acquired company.

The following table summarizes the fair value of assets acquired and liabilities assumed for Sheffield Steel at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	140,266
Property, plant and equipment	84,169
Other non-current assets	925
Goodwill	63,681
Current liabilities	(40,608)
Non-current liabilities	(145,119)
103,314

Purchase price	107,145
Plus transaction costs	1,224
Working capital adjustment received in July 2006	(5,055)
Total purchase price consideration	103,314

The $63,681 of goodwill was assigned to the reporting segment North America.  None of the goodwill is deductible for tax purposes.

4.5                   Empresa Siderurgica del Peru S.A.A. – Siderperu

On June 28, 2006, the Company won the public bid for 50% plus 1 share of the common voting stock of Empresa Siderurgica del Peru S.A.A. – Siderperu (“Siderperu”), located in Chimbote – Peru. Total price paid for this bid was $60,698, which was paid on cash on July 3, 2006 when the shares acquired were transferred to the Company in the record of shareholders of Siderperu. On August 2, 2006, the Company acquired additional shares of Siderperu shares, representing 0.43% of voting capital, for an amount of $528.

During the process of qualification for the public bid, the Company has also acquired credits against the former owner of Siderperu, in the amount of $18,000, which were guaranteed by 40.24% of Siderperu shares. On November 15, 2006, a subsidiary of the Company,  which was the holder of the credits,  executed its guarantee, and in a public auction, the Company acquired 32.84% of the shares of Siderperú for $ $16,201. Therefore, the Company owns as of December 31, 2006, 83.27% of the shares of Siderperu.

According to the public auction regulation, the Company has several additional obligations, which were precedent conditions to participate in the public auction. These obligations include, among others, to maintain all current employees of Siderperu for a period of two years; maintain the blast furnace operating, with the current production level, at least; to present a plan for environmental adequacy within three months from the date of acquisition;  to commit to invest a total amount of $100,000 in five years, with a minimum amount of $20,000 each year and to continue to hold at least 34% of past due credits of Siderperu existing on the date of the auction. As of December 31, 2006, the Company holds past due credits of approximately $64,000 (which represent more than 34% of the past due credits at the date of the auction) which were acquired from different creditors of Siderperu before the auction date.

Siderperu is a long and flat steel mill, with annual sales of 360,000 tons of finished products. Siderperu operates a blast furnace, a direct reduction unit, a melt shop with two electric arc furnaces and three rolling mills. Approximately 20% of total sales are of flat steel, and the remaining 80% of sales are of long steel. The Company has made a preliminary computation of the estimated fair value of assets and liabilities of Siderperu. The Company expects to complete a comprehensive analysis of the fair value of assets acquired and liabilities assumed during 2007. According to the preliminary allocation, total fair value of assets acquired and liabilities assumed approximates the total purchase price consideration paid; therefore, no goodwill was initially recognized in this acquisition. The following table summarizes the preliminary computation of the estimated fair value of assets and liabilities for the Siderperu acquisition at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	118,392
Property, plant and equipment	143,013
Other non-current assets	290
Current liabilities	(137,487)
Non-current liabilities	(24,638)
Minority interest	(12,651)
86,919

Purchase price	77,427
Plus transaction costs	9,492
Total purchase price consideration	86,919

4.6                   Pacific Coast Steel, Inc. and Bay Area Reiforcing

On November 1, 2006, the Company completed the acquisition of 55% of the outstanding shares of the newly formed joint venture PCS.  This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”).  The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa.  With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.

The purchase price for the shares of PCS was $104,500 in cash, plus the assumption of certain liabilities of the acquired company.  The purchase contract contains a put and call option whereby, on the fifth anniversary date, the company may purchase the remaining 45% interest in the partnership at an agreed upon valuation method.

The following table summarizes the fair value of assets acquired and liabilities assumed for PCS at the date of the acquisition, November 1, 2006:

Net assets (liabilities) acquired
Current assets	50,956
Property, plant and equipment	4,812
Other non-current assets	493
Goodwill	66,202
Intangibles assets	8,360
Current liabilities	(25,868)
104,955

Purchase price	104,500
Plus transaction costs	455
Total purchase price consideration	104,955

The $66,202 of goodwill was assigned to the reporting segment North America. The company’s entire portion of its interest in the goodwill is deductible for tax purposes.

Other intangible assets consist of the following:

	Fair Value	Useful lives (in years)

Backlog	1,155	2.5
Trade name	3,850	5.0
Customers	2,805	13.5
Non-compete agreements	550	5.0
	8,360

For the year ended December 31, 2006, the Company recorded in amortization of intangibles $500 of amortization expense related to the purchased intangible assets.

4.7                   GSB Aceros S.L.

On December 28, 2006, Corporación Sidenor has consummated the acquisition of all outstanding shares of GSB Acero through an agreement with CIE Automotive, S.A. (CIE), after obtaining the approval of Spanish Free Trade Authorities.

GSB Aceros is a specialty steel mill, with annual production of 200,000 tons located on Guipúzcoa , Spain. GSB Aceros is a specialty steel producer mainly focused on automotive market, through direct and indirect sales.

Total price paid for this acquisition was Euro 111,500 ($146,788). The company has made a preliminary determination of the fair value of the assets acquired and liabilities incurred, which is presented below:

Net assets (liabilities) acquired
Current assets	141,229
Property, plant and equipment	86,573
Other non-current assets	16,290
Goodwill	60,577
Current liabilities	(115,917)
Non-current liabilities	(41,964)
146,788

Purchase price consideration, at fair value	146,788

The $60,577 of goodwill was assigned to the reporting unit Spain, a component of the Specialty steel segment. The resulting preliminary goodwill is currently not deductible for tax purposes on Spain.

4.8                   Diaco and Sidelpa

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

This transaction was accounted following the purchase method. No goodwill resulted from this acquisition as result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Net assets (liabilities) acquired
Current assets	81,522
Non-current assets	99,677
Current liabilities	(53,210)
Non-current liabilities	(29,993)
97,996
% of interest acquired	57.11%
Purchase price consideration, at fair value	55,966

As result of the conditions precedent being met, Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013. Gerdau has the option to anticipate such purchase by acquiring 50% of the additional interest in March 2008 and the other 50% in March 2009. Settlement of the acquisition of the additional interest can be made in cash or in shares of Gerdau at the option of the sellers. The terms of the agreement establishes a formula to determine the purchase price which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in net equity of Diaco. The Company has recorded this forward commitment to purchase additional shares at its estimated fair value which at December 31, 2006 amounts to $62,164 and is presented within “Other non-current assets”. Changes in fair value have been recognized in income in “Other operating income (expenses), net”. The balance of the advance deposit originally made in December 2004, amounting to $14,895 as of December 31, 2006, is expected to be used to partially pay for the acquisition of this additional interest.

Sidelpa

On November 19, 2005, all the conditions precedent related to the acquisition of Sidelpa were met and Cerney Holding Limited obtained a 97.01% interest in Sidelpa, obtaining its control. As a result of this transaction, an amount of $4,400 was transferred form a trust to the former owners of Sidelpa, and $6,224 was paid in cash.

This transaction was accounted following the purchase method. No goodwill resulted from this transaction as a result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Net assets (liabilities) acquired
Current assets	21,977
Non-current assets	15,324
Current liabilities	(8,660)
Non-current liabilities	(17,690)
10,951
% of interest acquired	97.01%
Purchase price consideration, at fair value	10,624

4.9      Sipar Aceros

On September 15, 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros, a rolling steel mill located in Santa Fé, Argentina, on which the Company already had a 38.46% interest. The company paid $16,687 in cash on September 15, 2005 and is required to pay an additional amount of $23,947 during the next three years without interest on those additional payments. Total consideration for the purchase of such interest, considering the financed portion of the purchase price at fair value, amounts to $37,340.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as from the date of this additional acquisition. Previous to this date, this investment was accounted for following the equity method.

This transaction was accounted under the purchase method, and an allocation of fair value of assets and liabilities was performed which resulted in the recognition of goodwill of $16,721. Goodwill has been fully allocated to the reporting unit “Sipar Aceros”, a component of the segment “South America (except Brazil)”..

The following table summarizes the fair value of assets and liabilities acquired in this transaction and the resulting goodwill:

Net assets (liabilities) acquired
Current assets	62,451
Non-current assets	50,262
Current liabilities	(31,359)
Non-current liabilities	(16,008)
65,310
% of interest acquired	35.98%
Purchase price consideration, at fair value	37,340
Put options granted to minority shareholders at the time of acquisition	2,881
Determination of goodwill	16,721

Under the terms of the agreements, some of the selling shareholders have options to sell additional shares of Gerdau Sipar Inversiones S.A. (parent company of Sipar Aceros) to the Company, at a fixed amount, until September 2007. Initial fair value of those put options amounting to $2,881 was considered in the purchase price consideration, and subsequent changes in their fair value are recorded in income. On December 31, 2006, the fair value of the put options amount to $1,512 and is recorded on “Other non-current liabilities”, and has generated a gain of $4,305 during 2006, recorded in “Other operating income (expenses), net”.

4.10              Gate City and RJ Rebar, Inc

On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City’s and RJ Rebar, Inc.’s rebar fabrication facilities in the Midwest of the United States with annual production capacity of approximately 150,000 tons for approximately $16,400. As a result of this transaction, $4,748 of goodwill was recorded.

4.11          North Star assets

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities consist of four long steel product mini-mills all of which are located in the United States in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities also in the United States – one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton mini-mills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the mini-mills’

raw material needs. North Star’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries. The purchase price for the acquired assets was $266,000 in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181,000 of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51,790. This amount was accrued as of December 31, 2004 and paid during 2005.

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

4.12          Assets and liabilities of Potter Form & Tie Co.

On March 19, 2004 Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest of United States, for approximately $11,100. As a result of this transaction, $1,351 of goodwill was recorded.

5                             Short-term investments – Available for sale

From time to time, the Company invests excess cash in short-term investments, classified of available-for-sales, that are comprised of investment grade variable rate debt obligations, which are asset-backed.  Accordingly, the Company’s investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days.  Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities.  All income generated from these investments was recorded as interest income. At December 31, 2006 there was $123,400 of investments in these securities, while no such investments were held at December 31, 2005.

6          Trade accounts receivable, net

	2006	2005
Trade accounts receivable	1,318,698	814,030
Less: allowance for doubtful accounts	(35,278)	(34,504)
	1,283,420	779,526

7                             Inventories

	2006	2005
Finished products	891,724	642,545
Work in process	539,496	250,144
Raw materials	519,245	555,783
Packaging and maintenance supplies	317,169	171,669
Advances to suppliers of materials	113,244	42,320
	2,380,878	1,662,461

8                             Tax credits

Current assets

	2006	2005
Brazilian value-added tax on sales and services - ICMS	61,340	26,487
Brazilian excise tax - IPI	9,504	584
Brazilian tax for financing of social integration program - PIS	22,879	8,476
Brasilian tax for social security financing - COFINS	59,942	19,191
Corporate income tax withholding tax	82,386	12,740
Other	17,468	10,965
	253,519	78,443

Non-current assets

	2006	2005
Brazilian value-added tax on sales and services - ICMS	72,351	44,164
Brazilian tax for financing of social integration program - PIS	6,347	41,221
Brasilian tax for social security financing - COFINS	32,460	17,457
Spanish corporate income tax withholding tax	53,212	—
Other	28,597	—
	192,967	102,842

9                           Balances and transactions with related parties

	2006	2005
Other non-current assets
Loans and advances to directors	1,062	559
Receivable from Metalúrgica Gerdau S.A.	—	58
Receivable from Fundação Gerdau	476	126
Receivable from Florestal Rio Largo Ltda.	133	—
Receivable from Santa Felicidade S.A.	124	—

Other current liabilities
Payable to Florestal Rio Largo Ltda.	—	51
Payable to Santa Felicidade S.A.	—	4
Payable to Metalúrgica Gerdau S.A.	1,209	—

In addition to the balances in the table presented above:

•                  Banco Gerdau S.A. is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The funds administered as of December 31, 2006 amounted to $1,546,836 (2005 - $1,281,498) and its investments consist of time deposits and debentures issued by major Brazilian banks, and treasury bills issued by the Brazilian government. Income earned on the Company’s investment in the fund aggregated $222,496 in 2006, $111,737 in 2005 and $18,941 in 2004, representing average yields of 15.1%, 16.2% and 15.8%, respectively.

•                  INDAC – Indústria, Administração e Comércio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt of the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2006 amounted to $836,218 (2005 - $702,549).

•                  The Company usually sell and purchase debentures issued by Gerdau S.A. to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

10           Property, plant and equipment, net

	2006	2005
Buildings and improvements	1,555,944	1,062,673
Machinery and equipment	5,283,344	3,372,850
Vehicles	50,542	19,685
Furniture and fixtures	71,847	29,621
Other	360,346	234,757
	7,322,023	4,719,586
Less: Accumulated depreciation	(2,994,815)	(2,196,841)
	4,327,208	2,522,745
Land	384,482	209,023
Construction in progress	1,278,939	786,194
Total	5,990,629	3,517,962

Construction in progress as of December 31, 2006 represents principally amounts invested in the expansion of Ouro Branco industrial facility. The Company capitalized interest on construction in progress in the amount of $ 65,900 in 2006 and $35,272 in 2005.

As of December 31, 2006, machinery and equipment with a net book value of $655,414 (2005 - $358,011) was pledged as collateral for certain long-term debt.

During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill.  As a result, the Company recorded $32,400 of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill.  The Company also recorded an additional $9,400 charge to other operating expenses.  This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to disposing of dust from the baghouse.

11                      Equity investments

	2006	2005

Joint-ventures in the United States:
Gallatin Steel Company	158,800	137,127
MRM Guide Rail	7,376	6,790
Bradley Steel Processors	1,291	9,523
Armacero Industrial y Comercial Ltda.	3,751	4,174
Dona Francisca Energética S.A.	26,293	21,745
	197,511	179,359

12                      Goodwill

	2006					2005
	Long	North	South	Specialty		Long	North	South
	Brazil	America	America	Steel	Total	Brazil	America	America	Total

Balance at the beginning of the year	1,234	122,716	23,904	—	147,854	11,158	122,663	7,642	141,463

Goodwill arising on acquisition of Gate City and RJ Rebar, Inc.	—	—	—	—	—	—	53	—	53
GSB Aceros S.A. (Note 4.7)	—	—	—	60,577	60,577	—	—	—	—
Pacific Coast Steel Inc (Note 4.6)	—	66,202	—	—	66,202	—	—	—	—
Sheffield Steel Corp (Note 4.4)	—	63,681	—	—	63,681	—	—	—	—
Sipar Aceros S.A. (Note 4.9)	—	—	—	—	—	—	—	16,721	16,721
Impairment of Margusa goodwill	(1,630)	—	—	—	(1,630)	(13,038)	—	—	(13,038)
Effect of exchange rate on goodwill of operations in South America, Europe and Brazil	396	—	(312)	—	84	3,114	—	(459)	2,655

Balance at the end of the year	—	252,599	23,592	60,577	336,768	1,234	122,716	23,904	147,854

The Company performed the annual impairment test required by SFAS 142. The Company identified that goodwill allocated to its reporting unit Margusa (a pig iron producer reported within the reporting segment Long Brazil) acquired in 2003 has been impaired. The main reason for the goodwill impairment is the reduction in pig iron prices during 2005 and 2006 in the Brazilian and foreign markets as well as the appreciation of Brazilian real against the US dollar during 2005 and also during 2006, with both factors negatively affecting profitability of Margusa. Other brazilian pig iron producers experienced similar situations during the past two years. The Company uses EBITDA multiples of comparable companies in order to estimate the fair value of its reporting units including Margusa. This computation resulted in the recognition of a loss of $13,038 and $1,630, recorded under “Other operating income (expenses)”, net, during the years ended December 31, 2005 and 2006, respectively.

13       Accrued pension and other post-retirement benefits obligation

13.1    Summary of amounts recognized in the balance sheet

The amounts recognized in the balance sheets are as follows:

	2006	2005
Non-current liabilities
Brazilian pension obligation	—	7,534
Other postretirement obligation	12,912	—
North American pension obligation	132,155	96,060
North American obligation other than pension	106,348	51,133
Accrued liability related to pension and other benefit obligation	251,415	154,727

Non-current assets
Intangible assets for the North American plans	—	8,301
Other assets for the North American plans	1,894	—
Prepaid pension cost for the Brazilian plans	241,664	72,498
	243,558	80,799

13.2            Pension Plans

The Company and other related companies in the Conglomerate co-sponsor pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consist of a plan for the employees of the former Açominas and its subsidiaries (“Gerdau Açominas Plan”) and another plan for the employees of its other operations in Brazil (“Gerdau Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, Gerdau Ameristeel and its subsidiaries sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees’ compensation and totaled $$1,718 in 2006, $ 1,703 in 2005 and $960 in 2004. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $6,600, $5,400 and  $3,400 in 2006, 2005 and 2004, respectively.

See Note 3.11 for further information regarding the adoption of SFAS 158.

Brazilian Plans

The adjustments for SFAS 158 affected our Consolidated Balance Sheet as follows:

2006
Before Application of FAS 158
Prepaid benefit cost	104,917
Adjustments
Prepaid benefit cost	136,747
Accumulated other comprehensive income	(136,747)
After Application of FAS 158
Prepaid benefit cost	241,664
Accumulated other comprehensive income	(136,747)

Net periodic pension benefit relating to the defined benefit component of the Brazilian Plans was as follows:

	2006	2005	2004
Service cost	13,370	10,133	6,838
Interest cost	39,919	31,200	22,341
Expected return on plan assets	(71,678)	(50,090)	(35,542)
Plan participants’ contributions	(6,841)	(2,155)	(1,778)
Amortization of unrecognized gains and losses, net	(4,342)	(1,830)	(2,434)
Amortization of prior service cost	867	467	293
Amortization of unrecognized transition benefit	(614)	(349)	(299)
Net pension benefit	(29,319)	(12,624)	(10,581)

The funded status of the defined benefit components of the Brazilian Plans was as follows:

	2006	2005
Plan assets at fair value	662,746	502,076
Projected benefit obligation	421,082	328,789
Funded status	241,664	173,287

Unrecognized net transition benefit (a)	—	(2,253)
Unrecognized prior service cost (a)	—	8,036
Unrecognized net gains (a)	—	(114,106)
Amounts recognized in the balance sheet, net	241,664	64,964

(a) These amounts previously not recognized in the balance sheet are recognized against other comprehensive income effective December 31, 2006 as a result of SFAS No. 158.

The amounts recognized in the Balance Sheets are as follows:

	2006	2005
Prepaid benefit cost	241,664	72,498
Accrued benefefit obligations	—	(7,534)
Net asset reconized, end of year	241,664	64,964

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of FAS 158, are follows:

2006
Transition asset	(1,842)
Prior service cost	7,914
Net acturial gain	(142,819)
(136,747)

The amounts in accumulated other comprehensive income expected to be recognized as a component of a net periodic benefit in 2007 as follows:

2007
Amortizacion of transition asset	625
Amortizacion of prior service cost	1,122
Amortizacion of net actuarial gain	(5,363)

Additional information for the Brazilian Plans is as follows:

	2006	2005
Change in benefit obligation
Benefit obligation at the beginning of the year	328,789	253,593
Service cost	13,370	10,133
Interest cost	39,919	31,200
Actuarial loss	17,177	6,561
Benefits paid	(10,560)	(8,183)
Effect of exchange rate changes	32,387	35,485
Benefit obligation at the end of the year	421,082	328,789

	2006	2005
Change in plan assets
Fair value of plan assets at the beginning of the year	502,076	372,043

Actual return on plan assets	110,546	77,512
Employer contributions	8,037	5,647
Plan participants’ contributions	3,258	2,155
Benefits paid	(10,560)	(8,183)
Effect of exchange rate changes	49,389	52,902
Fair value of plan assets at the end of the year	662,746	502,076

Expected benefit payments
2007	13,450
2008	15,695
2009	17,840
2010	19,871
2011	22,318
2012 - 2015	157,828

The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider annual inflation of 4%.

Assumptions used to determine benefit obligations (in % per year):

	2006	2005
Discount rate	10.24%	11.30%
Rate of increase in compensation	8.16% - 7.64%	8.68% - 9.20%

Assumptions used to determine net periodic benefit cost for the year (in % per year):

	2006	2005	2004
Weighted-average discount rate	11.30%	11.30%	11.30%
Rate of increase in compensation	8.68% - 9.20%	8.68% - 9.20%	8.68% - 9.20%
Long-term rate of return on plan assets	12.35%	12.35%	12.35%

The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories’ returns are based on long term macroeconomic scenarios.

Brazilian Plan assets as of December 31, 2006 include shares of Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and of Gerdau in the amounts of $10,115, $6,917, $1,188, $1,622, and $24,348, respectively (2005 – Gerdau Açominas - $9,239, Gerdau Aços Longos - $6,318, Gerdau Aços Especiais - $1,085, Gerdau Comercial de Aços - $1,482 and Gerdau - $13,581) and shares of Metalúrgica Gerdau S.A of $21,516 (2005 - $14,716).

The Brazilian Plans are managed by Gerdau – Sociedade de Previdência Privada (with respect to the Gerdau Plan) and Fundação Açominas de Seguridade Social – Aços (with respect to the Gerdau Acominas Plan”). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2007, by asset category, are as follows:

	Gerdau Plan		Gerdau Açominas Plan
	2006	2005	2006	2005
Accumulated benefit obligation	63,473	48,764	270,905	213,324

Allocation of assets by category as of December 31
Equity Securities	33.08%	28.93%	13.60%	13.89%
Fixed income	66.92%	71.07%	84.21%	82.70%
Real estate	—	—	1.00%	1.83%
Loans	—	—	1.19%	1.58%
Total	100.00%	100.00%	100.00%	100.00%

		Gerdau
	Gerdau	Açominas
	Plan	Plan
Target allocation of assets for 2007
Equity securities	30.00%	14.00%
Fixed Income	70.00%	83.50%
Real estate	—	0.50%
Loans	—	2.00%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%.. The expected employer contributions for 2007 are $1,255.

The Gerdau Açominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 70% to 100%, equities 0% to 25%, real estate allocation 0% to 5% and loans 1% to 5%. The expected employer contributions for 2007 are $8,060.

The measurement date for the Gerdau Plan is December 31 and for the Gerdau Açominas Plan is November 30.

North American Plans

The adjustments for SFAS 158 affected the Company’s Consolidated Balance Sheet as follows:

2006

Before Application of FAS 158
Prepaid benefit cost	3,855
Accrued benefit liability	(82,517)
Intangible asset	5,241
Accumulated other comprehensive income	31,081
Adjustments
Prepaid benefit cost	(1,961)
Accrued benefit liability	(50,095)
Intangible asset	(5,241)
Accumulated other comprehensive income	57,297
After Application of FAS 158
Prepaid benefit cost	1,894
Accrued benefit liability	(132,612)
Accumulated other comprehensive income	88,378

The components of net periodic pension cost for the North American Plans are as follows:

	2006	2005	2004
Service cost	21,720	16,918	10,980
Interest cost	28,733	24,537	22,274
Expected return on plan assets	(29,519)	(24,388)	(20,975)
Amortization of transition liability	200	187	174
Amortization of prior service cost	2,252	1,296	293
Amortization of net actuarial loss	5,760	3,349	2,214
Net pension expense	29,146	21,899	14,960

The funded status of the North American Plans is as follows:

	2006	2005
Plan assets at fair value	459,566	361,414
Projected benefit obligation	590,284	501,635
Funded status	(130,718)	(140,221)
Unrecognized prior service cost (a)	—	6,607
Unrecognized transition liability (a)	—	1,723
Unrecognized net gains and losses (a)	—	98,762
Accrued pension liability recognized in the balance sheet	(130,718)	(33,129)

(a) These amounts previously not recognized in the balance sheet are recognized against other comprehensive income effective December 31, 2006 as a result of SFAS No. 158.

The amounts recognized in the Balance Sheets are as follows:

	2006	2005
Intangible asset	—	8,301
Other assets	1,894	—
Accrued salaries, wages and employee benefits	(457)	—
Accrued benefefit obligations	(132,155)	(96,060)
Accumulated pretax charge to other comprehensive income	—	54,630
Net asset/liability reconized, end of year	(130,718)	(33,129)

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of FAS 158, are follows:

2006
Transition obligation	1,530
Prior service cost	6,440
Net acturial loss	80,408
88,378

The amounts in accumulated other comprehensive income expected to be recognized as a component of a net periodic benefit in 2007 as follows:

2007
Amortization of transition liability	194
Amortization of prior service cost	2,378
Amortization of net actuarial loss	2,949

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2006	2005
Projected benefit obligation	534,151	501,635
Accumulated benefit obligation	472,147	452,619
Fair value of plan assets	401,545	361,414

Additional information required for the North American Plans is as follows:

	2006	2005
Change in benefit obligation
Benefit obligation at the beginning of the year	501,635	416,633
Aquisition of Sheffield	45,365	—
Service cost	21,720	16,918
Interest cost	28,733	24,537
Amendments	2,037	1,731
Actuarial loss	11,675	51,018
Benefits paid	(20,795)	(17,971)
Foreign exchange (gain)/loss	(86)	8,769
Benefit obligation at the end of the year	590,284	501,635

	2006	2005
Change in plan assets
Plan assets at the beginning of the year	361,414	322,719
Aquisition of Sheffield	35,261	—
Employer contributions	30,176	22,805
Benefits paid	(20,795)	(17,971)
Actual return on assets	54,319	27,201
Foreign exchange (loss)/gain	(809)	6,660
Plan assets at the end of the year	459,566	361,414

The North American Plans were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants.

Expected benefit payments
2007	22,465
2008	23,561
2009	24,941
2010	26,467
2011	28,080
2012 - 2015	170,644

Assumptions used in accounting for the North American Plans were:

Weighted-average assumptions used to determine benefits obligations for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.00% - 5.75%
Expected long-term return on plan assets	7.0 - 8.40%	7.25% - 8.40%
Rate of compensation in increase	2.50% - 4.25%	2.50% - 4.25%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.75% - 6.00%
Expected long-term return on plan assets	7.25% - 8.40%	7.50% - 8.40%
Rate of compensation in increase	2.50% - 4.25%	2.50% - 4.25%

The pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows.

	2006	2005
Equity securities	66.80%	66.30%
Debt securities	31.50%	31.70%
Other	1.70%	2.00%
Total	100.00%	100.00%

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

The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations for 2007 range between 65% to 75% in equity securities, 35% to 25% in debt securities.

The Company expects to contribute $34,800 to its pension plans in 2007.

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

The adjustments for SFAS 158 affected the Company’s Consolidated Balance Sheet as follows:

2006
Before Application of FAS 158
Accrued benefit liability	(102,926)
Adjustments
Accrued benefit liability	(7,750)
Accumulated other comprehensive income	7,750
After Application of FAS 158
Accrued benefit liability	(110,676)
Accumulated other comprehensive income	7,750

The components of net periodic pension cost for the post-retirement health benefits are as follows:

	2006	2005	2004

Service cost	2,026	1,450	1,133
Interest cost	4,485	2,736	2,153
Amoritzation of prior service cost	(348)	(329)	(212)
Amortizacion of net actuarial loss	458	98	30
Net post-retirement health expense	6,621	3,955	3,104

The following sets forth the funded status of the post-retirement health benefits:

	2006	2005
Plan assets at fair value	—	—
Projected benefit obligation	110,676	59,555
Funded status	(110,676)	(59,555)
Unrecognized prior service cost	—	(4,805)
Unrecognized net gains and losses	—	13,227
Accrued post-retirement health benefits recognized in the balance sheet	(110,676)	(51,133)

The amounts recognized in the Consolidated Balance Sheets are as follows:

Amounts recognized in the Consolidated Balance Sheets

	2006	2005
Accrued salaries, wages and employee benefits	(4,328)	—
Accrued benefefit obligations	(106,348)	(51,133)
Net liability reconized, end of year	(110,676)	(51,133)

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of FAS 158, are follows:

2006
Prior service cost	(4,462)
Net acturial loss	12,212
7,750

The amounts in accumulated other comprehensive income expected to be recognized as a component of a net periodic benefit in 2007 as follows:

2007
Amortization of prior service cost	(344)
Amortization of net actuarial loss	378

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2006	2005
Projected benefit obligation	110,676	59,555
Accumulated benefit obligation	110,676	59,555

Additional information required for post-retirement health benefits is as follows:

	2006	2005
Change in the projected benefit obligation
Projected benefit obligation at the beginning of the year	59,555	49,186
Aquisition of Sheffield	47,362	—
Service cost	2,026	1,450
Benefits paid	(4,015)	(2,228)
Interest cost	4,485	2,736
Plan participants’ contributions	1,036	923
Foreign exchange loss	(12)	1,191
Amendments	—	(2,107)
Actuarial loss	239	8,404
Projected benefit obligation at the end of the year	110,676	59,555

	2006	2005
Change in plan assets
Employer contribution	2,979	1,305
Plan participants’ contributions	1,036	923
Benefits and administrative expenses paid	(4,015)	(2,228)
Plan assets at the end of the year	—	—

The post-retirement health benefits were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants.

Expected benefit payments
2007	4,698
2008	5,096
2009	5,429
2010	5,794
2011	6,119
2012 - 2015	35,497

Assumptions used in the accounting for the post-retirement health benefits were:

Weighted-average assumptions used to determine benefits obligations for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.00% - 5.75%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.75% - 6.00%

	2006	2005
Health care - trend rate assumed for following year	8.5 - 11.00%0%	9.5 - 12.00%
Health care – Rate to which the cost is assumed to decline (ultimate trend rate)	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2010 - 2013	2010 - 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	point increase	point decrease
Effect on total of service and interest cost	1,144	(897)
Effect on postretirement benefit obligation	16,799	(13,609)

14                        Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rates of 7.32% per annum (p.a.) (2005 – ranging from 2.88% to 8.27% p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

15                      Long-term debt and debentures

Long-term debt consisted of the following as of December 31:

	Weighted
	Annual Interest
	Rate % at	December 31,	December 31,
	December 31, 2006	2006	2005
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	50,532	53,029
Financing for investments	IGP - M + 8.50%	426,907	9,617
Financing for machinery	TJLP + 3.50%	321,119	326,868

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços
Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	7.85%	107,872	62,340
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	600,000
Financing for machinery and others (US$)	8.60%	867,817	342,387
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	203,882	232,298
Advances on exports (US$)	5.90%	309,663	325,499
Financing for investments (US$)	10.80%	13,181	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.94%	45,667	57,083
Working capital (Chilean pesos)	5.38%	3,483	213
Working capital (Colombian Pesos)	6.75%	1,134	22,436
Working capital (Argentinean Pesos)		—	54

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	397,512	400,275
Senior Secured Credit Facility (Canadian dollar -Cdn$and US$)	6.55%	490
Industrial Revenue Bonds (US$)	3.61% to 6.38%	31,600	31,600
Other	6.25% to 8.25%	4,995	3,371

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	7.20%	304,835	—
		3,690,689	2,488,209
Less: current portion		(561,821)	(255,178)
Long-term debt, excluding debentures, less current portion		3,128,868	2,233,031

IGPM (Índice Geral de Preços – Mercado – “General Index Price – Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas

TJLP (Taxa de Juros de Longo Prazo – “Long term interest rate”): Interest rate set by the Brazilian Government used to index long term loans granted by BNDES – Banco Nacional de Desenvolvimento Econômico e Social.

Long-term debt matures in the following years:

2008	502,666
2009	500,920
2010	360,537
2011	256,538
After 2011	1,508,207
3,128,868

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGP-M.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2006, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization starting in July 2006.

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

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel’s first opportunity to call these Senior Notes is on July 15, 2007, at a redemption price of 105-3/8%.  Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. On October 31, 2005, Gerdau Ameristeel completed a renegotiation of the Senior Securted Credit Facility. The significant changes from the existing agreement include an increase of commitments up to $650,000 and an extension of the term to October 31, 2010. At December 31, 2006 there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $544,100 was available under the Senior Secured Credit Facility, net of $57,600 of outstanding letters of credit.

At the time Gerdau Ameristeel acquired Sheffield Steel, that subsidiary had $77,200 of outstanding bonds bearing interest at 11.375% due in 2011.  Under purchase accounting, the value of these bonds was increased to reflect their fair value which resulted in the recording of an increase in the recorded value of the bonds of approximately $88,500.  The Senior Secured Notes were governed by an Indenture and were secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield Steel.  Gerdau Ameristeel has redeemed these bonds under the terms of the Indenture during the third quarter of 2006 at a cost approximating the fair market value of the bonds.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2006, Gerdau Ameristeel was in compliance with all of its debt covenants.

(d) Lines of credit:

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços have obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $420,954, bearing interest of TJLP+3% p.a. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting the investments made. At December 31, 2006, $171,202 were drawn against this facility. These contracts are guaranteed by INDAC.

On August, 2006, Gerdau Açominas have obtained an approval of a credit facility with BNDES in the total amount of $161,248 for the increase of production capacity of crude steel of its Ouro Branco mill, from the current total annual production of 3.0 million tons/year to 4.5 million tons/year, through investment in a new coke plant, sinter plant and a new blast furnace, and for the social projects to be conducted directly or in partnership with public or non-for-profit private institutions to assist local community. This credit facility bears interest of TJLP+2% p.a. Such contracts are guaranteed by INDAC and are also subject to some financial covenants based on financial information of Metalúrgica Gerdau. At December 31, 2006, $126,303 were drawn against this facility.

On November 3, 2006, the Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and of its subsidiaries Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% per year and interests, in the case disbursements are actually made, of Libor +0.30% to 0.40% per year. At December 31, 2006, nothing was drawn under this facility.

Gerdau Açominas also has available the following lines of credit:

•                  $240,000 from ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 7 years, with 2 grace years and 5 years for repayment, bearing interest of Libor +0.5% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At December 31, 2006, $240,000 were drawn against this facility.

•                  $267,000 from a consortium of banks leaded by Citibank, N.A, Tokyo Branch guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 10 years, with 2 grace years and 8 years for repayment, bearing interest of Libor +0.3% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At December 31, 2006, $155,000 were drawn against this facility.

•                  $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.22% p.a. At December 31, 2006, $45,000 were drawn against this facility.

•                  $201,000 from BNP Paribas – France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. At December 31, 2006, $151,000 were drawn against this facility.

Gerdau AZA has available the following lines of credit:

•                  $88,140 of lines for working capital, bearing interest of 5.76% p.a. At December 31, 2006, no amounts were withdrawn.

Gerdau Ameristeel has available the following lines of credit:

•                  $75,000 of a credit facility with KfW to provide financing for capital expenditures, expiring on November 30, 2008 and is secured by equipment purchased with the financing. At December 31, 2006, nothing was drawn on this facility.

Debentures

Debentures as of December 31, 2006  include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A. as follows:

	Issuance	Maturity	2006	2005
Debentures, denominated in Brazilian reais
Third series	1982	2011	57,782	68,490
Seventh series	1982	2012	18,121	32,024
Eighth series	1982	2013	110,225	100,164
Ninth series	1983	2014	77,167	67,723
Eleventh series	1990	2020	45,840	67,611
Aços Villares S.A.	2005	2010	143,424	—

Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	—	97,755

			452,559	433,767
Less: Debentures held by consolidated companies eliminated on consolidation			(7,908)	(18,396)
Total			444,651	415,371
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(1,371)	(1,162)

Total debentures – long-term			443,280	414,209

(a) Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 15.03% and 18.99% during the years ended December 31, 2006 and 2005, respectively.

(b) Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years, with final date on September 1, 2010.

(c) Debentures issued by Gerdau Ameristeel Corp.

Gerdau Ameristeel had unsecured, subordinated convertible debentures in the principal amount of Cdn$125,000, which bore interest at 6.5% p.a., were scheduled to mature on April 30, 2007, and, at the holder’s option, were convertible into Gerdau Ameristeel shares at a conversion price of Cdn$26.25 per share. The debentures were redeemable, at Gerdau Ameristeel’s option, at par plus accrued interest, and Gerdau Ameristeel had the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. In September 2006, Gerdau Ameristeel redeemed these convertible debentures for cash at par plus accrued interest for a total amount of $112,000. The Company recorded an interest charge of $5,600 to write off the remaining unamortized fair market value adjustment of these debentures.

16                      Commitments and contingencies

16.1            Tax and legal contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2006, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2006	2005	2006	2005

Tax	134,038	103,345	59,642	52,548
Labor	43,866	21,155	12,330	9,179
Other	11,821	3,349	8,131	459
	189,725	127,849	80,103	62,186

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided as of December 31, 2006.

•                              Of the total provision, $38,386 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI – Imposto sobre Produtos Industrializados”) and related charges, due to transactions carried out under drawback concessions originally granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation. Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the terms of the law. The Company has presented an injunction on this issue in front of the Superior Court of Justice (“Superior Tribunal de Justiça – STJ”). On October 11, 2006, the STJ denied the injunction, and Gerdau Açominas appealed to the the Supreme Court (“Superior Tribunal Federal – STF”), the highest court in the country. This demand is currently awaiting designation of a responsible judge of the Court..

•                              $22,341 related to amounts for State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                              $2,810 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                              $7,473 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                              $15,787 corresponds to contributions due to the social security authorities which are related to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $15,833  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $10,091 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts. The Company has fully deposited in court the amount of the disputed charges.

•                              The Company is also defending other taxes in the amount of $21,317 for which a provision has been made following advice from Company’s legal counsel

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $15,807. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $135,596. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment has been paid in May 31, 2005. There is a discussing still pending regarding the legality of compensation of $18,764 in credits acquired from third parties, which compensation was prohibited by the tax authorities.. Recently, after the Resolution of the Management Committee of REFIS that introduced that prohibition was revoked, the Company has obtained a favorable outcome on the judgement of an injuction presented. There is a remaining balance being challenged amounting to $2,036; once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the refinancing program will be finally extinguished.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,432 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2006 or in the following years is only possible.

•                              The Company and its subsidiary Gerdau Açominas and Margusa – Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $127,691. The credit is not recognized due to the uncertainty of the realization.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31,2006 of $43,866. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2006, totaled $4,857.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $11,821 for these claims. Escrow deposits related to these contingencies, at December 31, 2006, amount to $8,131.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law – (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). The process was sent to the Administrative Council for Economic Defense – (“Conselho Administrativo de Defesa Econômica” – CADE), for judgment.

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

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (US$114,625). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE.

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

•                              There is a civil lawsuit filed against Gerdau Açominas, regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2006 was approximately $17,417. Gerdau Açominas contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $16,082 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $28,999 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $51,450, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those recoveries will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

16.2          Environmental liabilities

As Gerdau is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards.  The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces.  Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance.  While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Gerdau believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred.  In addition, its subsidiary Gerdau Ameristeel has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, Gerdau Ameristeel’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken.  Gerdau Ameristeel’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation.  In such determinations, Gerdau Ameristeel may employ outside consultants and providers of such remedial services to assist in making such determinations.  Although the ultimate costs associated with the remediation are not known precisely, Gerdau Ameristeel estimated the present value of total remaining costs to be approximately $22,200 and $16,400 as of December 31, 2006 and 2005, respectively.  Of the $22,200 of costs recorded as a liability at December 31, 2006, Gerdau Ameristeel expects to pay approximately $12,200 during the year ended December 31, 2007.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by Gerdau Ameristeel’s consultants and third-party estimates of costs of remediation-related services provided to Gerdau Ameristeel of which Gerdau Ameristeel and its consultants are aware, Gerdau Ameristeel and its consultants believe that Gerdau Ameristeel’s cost estimates are reasonable.  Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, Gerdau Ameristeel was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies Gerdau Ameristeel as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCA”) with Gerdau Ameristeel named as a defendant seeking damages of $16,600. CERCA imposes joint and several strict liability in connection with environmental contamination. Gerdau Ameristeel is included in this action because Gerdau Ameristeel allegedly shipped EAF dust to this property. Gerdau Ameristeel previously accrued $1,600 in respect of this claim.  During the second quarter of 2006, Gerdau Ameristeel and the EPA reached an agreement in principle to settle this claim.  Pursuant to this proposed settlement, Gerdau Ameristeel agreed to pay the EPA a total of $7,250 to settle the claim and as a result, recorded an expense of $5,650 during the second quarter of 2006.  On August 15, 2006, Gerdau Ameristeel executed an agreement with the EPA to settle this claim.  Pursuant to the Settlement Agreement, Gerdau Ameristeel will pay the EPA a total of $7,250 to settle the claim.  The Settlement Agreement was subject to public comment, EPA approval and Court approval.  The EPA filed the Settlement Agreement with the Court on September 1, 2006.  The public comment period expired on October 8, 2006.  The EPA has indicated that it intends to move the Court shortly for approval of the Settlement Agreement.  Gerdau Ameristeel expects the Settlement Agreement to be approved by the Court in the First Quarter of 2007.

During 2006, Gerdau Açominas and Gerdau Aços Longos, brazilian subsidiaries of the Company, have evaluated 7 of its operating sites regarding potential environmental impacts caused by past operations. The Company has concluded that its past operations may have caused environmental damage, mainly due to use and disposal of hazardous substances, and may be required by legal authorities to remedy those environmental damages in the future. Based on assumptions of the extent of the potential damage caused and on the time of the remediation process, the Company has made estimates to determine the amounts involved on data collection, investigation and determination of the actual environmental impact of the areas potentially impacted by its operations. Such estimates amounts to $13,655, and were recorded under “Other non-current liabilities”. Those amounts may vary in the future, depending on the development of the research and finishing of the damage impact studies.

The Company believes to be in compliance with all the required environmental regulations on the countries which steel operations are conducted.

16.3            Other Claims

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.

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

16.5          Operating leases

Gerdau Ameristeel leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

Year Ending December 31,	Amount
2007	12,994
2008	10,391
2009	8,466
2010	7,476
2011	7,201
Thereafter	27,115
73,643

Rent expense related to operating leases was $30,200 and $26,400 for the years ended December 31, 2006 and 2005, respectively.

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date.  Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

16.6              Vendor financing

Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2006 and 2005 customer guarantees provided by the company totaled $9,399 and $5,327 respectively. Since Banco Gerdau S.A., Gerdau Açominas and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

17                      Shareholders’ equity

17.1            Share capital

As of December 31, 2006, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares.  The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on March 31, 2006, shareholders approved a bonus to both common and preferred shareholders of 50 shares per 100 shares held with the stock bonus made effective on April 12, 2006. On the same date the Company increased capital with capitalization of reserves, in the total amount of $1,220,231 ($796,898 for preferred shares and $423,333 for common shares). Preferred shares and common shares resulting from the capitalization were issued through the stock bonus referred above.

At December 31, 2006, the Company held in treasury 5,103,345 preferred shares at a cost of $46,010 (3,045,695 preferred shares at cost of $21,951 in December 31, 2005 and 2,539,800 preferred shares at cost of $15,256 in December 31, 2004).

The following sets forth the changes in the number of the Gerdau’s shares from January 1, 2004 through December 31, 2006:

	Common Shares	Preferred Shares	Treasury Stock - Preferred

Balances as of January 01, 2004	51,468,224	96,885,787	345,000
Shares issued as a result of stock bonus	51,468,224	96,885,787	345,000
Acquisition of treasury stock	—	—	883,200

Balances as of December 31, 2004	102,936,448	193,771,574	1,573,200
Shares issued as a result of stock bonus	51,468,224	96,885,787	786,600
Acquisition of treasury stock	—	—	740,200
Employee stock options exercised	—	—	(54,305)

Balances as of December 31, 2005	154,404,672	290,657,361	3,045,695
Shares issued as a result of stock bonus	77,202,336	145,328,681	1,522,850
Acquisition of treasury stock	—	—	2,358,700
Employee stock options exercised	—	—	(1,823,900)

Balances as of December 31, 2006	231,607,008	435,986,042	5,103,345

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

17.3            Statutory reserve

The Board of Directors may propose to the shareholders to transfer at least 5% of net income for each year to a statutory reserve (Reserva de Investimentos e Capital de Giro – Reserve for investments and working capital). The reserve will be created only if it does not affect minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve may be used for absorbing losses, if necessary, for capitalization, for payment of dividends or to repurchase shares.

On April 12, 2006, an amount of R$2,603,484 thousand (equivalent to $1,009,319  at the exchange rate of April 12, 2006) recorded as of December 31, 2005 as part of a statutory reserve within Retained earnings was capitalized.

On April 11, 2005, an amount of R$1,735,657 thousand (equivalent to $673,178 at the exchange rate of April 11, 2005), recorded as of December 31, 2004 as part of a statutory reserve within Retained earnings was capitalized.

On April 29, 2004 an amount of R$1,735,656 thousand (equivalent to $556,603 at the exchange rate of April 29, 2004) recorded as of December 31, 2003 as part of the statutory reserve within Retained earnings was capitalized by resolution adopted in the shareholders meeting held that day.

17.4            Dividends

Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2006, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $808,144 (translated at the year-end exchange rate).

Aggregate dividends paid and declared and interest on capital paid by Gerdau are as follows:

	2006	2005	2004
Common shares	135,747	155,882	67,725
Preferred shares	253,339	290,930	126,453
Total	389,086	446,812	194,178

18                      Accounting for income taxes

18.1            Analysis of income tax expense

Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

	2006	2005	2004
Current tax (benefit) expense:
Brazil	207,595	204,773	214,050
United States	199,473	125,717	101,381
Canada	(2,290)	1,099	1,216
Spain	302	—	—
Chile	13,644	10,026	15,352
Colombia	13,917	1,874	—
Other countries	9,375	4,056	(2,770)
	442,016	347,545	329,229
Deferred tax (benefit) expense:
Brazil	15,051	97,818	61,050
United States	(6,224)	15,385	(4,870)
Canada	6,870	1,871	12,333
Spain	(12,990)	—	—
Chile	(5,650)	6,964	—
Colombia	3,637	4,998	—
Other Countries	(3,809)	(9,286)	8,938
	(3,115)	117,750	77,451
Income tax expense	438,901	465,295	406,680

18.2            Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	2006	2005	2004
Income before taxes and minority interest	2,361,727	1,761,725	1,722,065
Brazilian composite statutory income tax rate	34%	34%	34%
Income tax at Brazilian income tax rate	802,987	598,987	585,502
Reconciling items:
Foreign income having different statutory rates	(76,590)	11,388	8,266
Non-deductible expenses net of non-taxable income	(27,116)	(3,223)	(2,717)
Changes in valuation allowance	2,316	3,570	(84,337)
Defered tax asset valuation adjustment	—	—	(48,563)
Benefit of deductible interest on equity paid to shareholders	(75,360)	(1,231)	(37,866)
Tax deductible goodwill recorded on statutory books	(128,667)	(76,664)	—
Tax credits obtained in the Spanish subsidiaries	(38,703)	—	—
Tax exempt income in North America	(25,024)	(24,520)	(16,679)
Other, net	5,058	(43,012)	3,074
Income tax expense	438,901	465,295	406,680

18.3            Tax rates

Tax rates in the principal geographical areas in which the Company operates are presented below. Rates for Argentina, Colombia, Peru and Spain are presented only for the years when companies located in those countries have been consolidated by the Company:

	2006	2005	2004
Brazil
Federal income tax	25.00%	25.00%	25.00%
Social contribution tax	9.00%	9.00%	9.00%
Composite federal income tax rate	34.00%	34.00%	34.00%

United States
Composite federal and state income tax (approximate)	39.00%	39.00%	39.00%

Canadá
Federal income tax	22.12%	22.12%	22.12%
Provincial rate (approximate)	12.00%	12.00%	12.00%
Composite income tax rate	34.12%	34.12%	34.12%

Chile
Federal income tax	17.00%	17.00%	17.00%

Argentina
Federal income tax	35.00%	35.00%

Colombia
Federal income tax	38.50%	35.00%

Peru
Federal income tax	30.00%

Spain
Federal income tax	32.60%

18.4          Analysis of tax balances

The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

	2006	2005
Deferred tax assets
Property plant and equipment	176,505	144,019
Net operating loss carryforwards	98,446	130,167
Valuation allowance on net operating loss carryforwards	(41,866)	(39,550)
Accrued pension costs	112,290	19,245
Accounting provisions not currently deductible	139,154	67,463
Other	33,408	19,490
Gross deferred income tax assets	517,937	340,834

	2006	2005
Deferred tax liabilities
Exchange gains taxable on a cash basis	34,826	27,381
Deferred income not currently taxable	30,682	38,469
Prepaid pension benefits	82,763	—
Property plant and equipment	571,502	205,451
Gross deferred income tax liabilities	719,773	271,301

Net deferred tax liabilities / (assets)	201,836	(69,533)

	2006	2005
Deferred tax balances
Deferred tax assets - current	51,730	34,183
Deferred tax assets - non-current	187,710	181,712
	239,440	215,895

Deferred tax liabilities - current	25,230	4,680
Deferred tax liabilities - non-current	416,046	141,682
	441,276	146,362

As of December 31, 2006, the Company has total loss carryforwards for its operations in Brazil amounting to $158,849 for income tax and to $131,610 for social contribution, representing a deferred tax asset of $ 51,558. The Company believes it is more likely than not that tax loss carryforwards will be realized based on future taxable income from operations, except for a portion of $35,980, which was provided for a valuation allowance, due to lack of tax planning for use of those carryforwards losses existing in a Brazilian holding company Those carryforward losses do not have a final expiry date.

As of December 31, 2006, Gerdau Ameristeel recognized deferred tax assets for tax loss carryforwards amounting to $ 46,888. Gerdau Ameristeel had as of such date a combined non-capital loss carryforwards of approximately $80,900 for Canadian tax purposes that expires on various dates between 2009 and 2026. Gerdau Ameristeel also had a combined net operating loss carryforwards of approximately $92,800 for U.S. federal and state income tax purpose that expires on various dates between 2010 and 2020. The Company believes its Canadian operations net deferred tax asset at December 31, 2006 of $12,900 is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary. During 2006 and 2005, Gerdau Ameristeel recorded a valuation allowance of $2,316 and $3,570, respectively, against certain tax state tax loss carryforwards and recycling credits because management determined that is more likely than not these deferred tax assets would not be realized.

Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. Gerdau Ameristeel believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.

19                      Earnings per share (EPS)

Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect a stock bonus of 50 shares per 100 shares held approved on March 31, 2006 (See Note 17.1).

Year ended December 31, 2006

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	135,747	253,339	389,086
Allocated undistributed earnings	392,401	732,321	1,124,722

Allocated net income available to Common and Preferred shareholders	528,148	985,660	1,513,808

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 17.1)	231,607,008	432,238,895

Earnings per share (in US$) – Basic	2.28	2.28

Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders			985,660
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau			7,025
			992,685

Net income allocated to common shareholders			528,148
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau			(7,025)
			521,123

Diluted denominator
Weighted - average number of shares outstanding
Common Shares			231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding			432,238,895
Potential increase in number of preferred shares outstanding in respect of stock option plan			1,551,118
Potential issuable preferred shares with respect to option to settle additional acquisiton of Diaco in shares of the Company (Note 4.8)			4,212,371
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.9)			1,238,621
Total			439,241,004

Earnings per share – Diluted (Common and Preferred Shares)			2.26

Year ended December 31, 2005

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	155,882	290,930	446,812
Allocated undistributed earnings	234,027	436,682	670,709

Allocated net income available to Common and Preferred shareholders	389,909	727,612	1,117,521

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 17.1)	231,607,008	432,165,971

Earnings per share (in US$) – Basic	1.68	1.68

Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders			727,612
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau			2,138
			729,750

Net income allocated to common shareholders			389,909
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau			(2,138)
			387,771

Diluted denominator
Weighted - average number of shares outstanding
Common Shares			231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding			432,165,971
Potential increase in number of preferred shares outstanding in respect of stock option plan			2,265,290
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company (Note 4.8)			890,420
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.9)			533,371
Total			435,855,052

Earnings per share – Diluted (Common and Preferred Shares)			1.67

Year ended December 31, 2004

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	67,725	126,453	194,178
Allocated undistributed earnings	336,224	627,956	964,180

Allocated net income available to Common and Preferred shareholders	403,949	754,409	1,158,358

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	432,564,935

Earnings per share (in US$) – Basic	1.74	1.74

Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders			754,409
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau			1,344
			755,753

Net income allocated to common shareholders			403,949
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau			(1,344)
			402,605

Diluted denominator
Weighted - average number of shares outstanding
Common Shares			231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding			432,564,935
Potential increase in number of preferred shares outstanding in respect of stock option plan			2,198,513
Total			434,763,448

Earnings per share – Diluted (Common and Preferred Shares)			1.74

20                      Fair value of financial instruments

Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

The fair value of the Senior Notes issued by Gerdau Ameristeel was $437,679 and $448,538 as of December 31, 2006 and 2005. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of an investment bank.

The fair value of Guaranteed Perpetual Senior Securities issued by Gerdau S.A. was $642,750 and $615,000 as of

December 31, 2006 and 2005, based on quotations in the secondary market for this security.

The fair value of short-term investments classified as “Held to Maturity” was $140,960 as of December 31, 2006, and was determined using present values techniques applying the year-end market interest rates.

Short-term investments classified as “Trading” and “Available for Sale” are recorded at fair value as of December 31, 2006 and 2005.

Derivative instruments are recorded at fair value as of December 31, 2006.

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

Gerdau and Gerdau Açominas

As part of its normal business operations, Gerdau and Gerdau Açominas have obtained U.S. dollar denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas used to enter into derivative instruments, primarily cross-currency interest rate swap contracts, but also interest rate swaps. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

No cross-currency interest rate swaps are outstanding as of December 31, 2006. The notional amount of such cross-currency interest rate swaps amounted $7,902 as of December 31, 2005, with remaining mature dates between January 2006 and March 2006. Interest rate payable was between 85.55% to 92.80% of CDI of December 31, 2005. There are no unrealized gains on swaps outstanding and unrealized losses amount to $6,786 as of December 31, 2005.

Gerdau Açominas also entered into interest rate swaps where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $323,125 and expiration date between November 2008 and November 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2006, is a gain of approximately $4,826 (gain of $2,233 at December 31, 2005).

Gerdau Açominas also entered on a reverse swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in US dollars, with a notional amount of $267,000. This swap has a final maturity date on September 14, 2016. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at December 31, 2006 is a loss of approximately $8,363 (no unrealized loss as of December 31, 2005).

Gerdau Açominas also entered on a swap where it receives a fixed interest rate in US dollars and pays a variable interest rate based on JIBOR in japanese yens, with a notional amount of $111,000. These swaps have a final maturity date between November 16, 2006 and November 16, 2007. The aggregate fair value of these swaps, which represents the amount that would be received if the agreements were terminated at December 31, 2006 is a gain of approximately $1,797.

Gerdau Aços Longos Brasil entered on a swap where it receives a variable amount of interest based on CDI rate, and pays a fixed interest based on Referential rate, with a notional amount of $91,207. This swap has a final maturity date on April 12, 2007. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2006, is a gain of approximately $279.

GTL Equity Investments Corp. entered on a swap where it receives an amount of interest based on defined fixed rates, and pays a variable interest rate based on LIBOR, with a notional amount of $30,000. These swaps have a final maturity date between May 22, 2007 and October 11, 2007. Additionally, it contracted cross-currency put options between Brazilian reais and US dollars  amounting $2,605, with final maturity date between Apr 02, 2007 and September 12, 2007. The aggregate fair value of these swaps and put options, which represents the amount that would be received if the agreements were terminated at December 31, 2006 is a gain of approximately $2,564.

Operations in South America

The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash or in shares of Gerdau. Such options are accounted for at its estimated fair value, in the amount of $1,512 as of December 31, 2006, under Other long term liabilities ($5,818 as of December 31, 2005). The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau; such commitment is, accounted for at its estimated fair value, in the amount of $62,164, recorded under Other long term assets ($7,529 as of December 31, 2005).

Gerdau Ameristeel

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt.  The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2006, was approximately $9,500 (December 31, 2005 - $1,170).

22       Concentration of credit risks

The company Company’s principal business is the production and sale of long ordinary steel products, including crude steel, long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company’s sales during 2006 were made to civil construction and manufacturing customers.

Approximately 45.2% of the Company’s consolidated sales are to domestic Brazilian companies, 37.7% to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in other countries.

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

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Braziland in Europe, Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America.

The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

	Year-end December 31, 2006
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	2,861,214	1,435,394	1,133,125	1,088,325	5,020,794	11,538,852	305,378	11,844,230
Financial income (expenses), net	177,475	54,611	(34,663)	1,850	(48,789)	150,484	(3,068)	147,416
Net income	769,719	200,045	149,081	135,428	379,165	1,633,438	(119,630)	1,513,808
Capital expenditures	286,722	380,881	541,832	254,562	537,574	2,001,571	(318,713)	1,682,858
Depreciation and amortization	109,469	138,950	47,255	34,902	142,494	473,070	31,058	504,128
Identifiable assets	1,964,106	2,117,343	979,195	940,275	2,574,244	8,575,163	1,079,764	9,654,927

	Year-end December 31, 2005
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	2,668,631	1,145,417	457,143	510,142	4,295,332	9,076,665	(182,233)	8,894,432
Financial income (expenses), net	89,743	(42,949)	3,534	(9,756)	(53,352)	(12,780)	25,366	12,586
Net income	671,088	210,837	140,754	71,063	292,698	1,386,440	(268,919)	1,117,521
Capital expenditures	280,662	224,156	33,506	153,402	135,864	827,590	(50,826)	776,764
Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,762
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,949

	Year-end December 31, 2004
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	2,432,320	997,119	328,759	287,773	3,336,964	7,382,935	(430,786)	6,952,149
Financial expenses, net	(36,997)	31,266	3,490	1,692	66,894	66,345	(15,528)	50,817
Net income	360,933	340,112	114,332	65,642	337,669	1,218,688	(60,330)	1,158,358
Capital expenditures	230,477	100,155	13,672	10,310	435,752	790,366	(33,659)	756,707
Depreciation and amortization	78,629	100,101	10,134	10,643	89,321	288,828	(19,606)	269,222
Identifiable assets	1,475,305	1,311,979	174,190	251,790	2,309,948	5,523,212	(303,409)	5,219,803

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

•              As from the year 2006, the Company also presents in the column “Adjustment and reconciliation” the eliminations of intersegment sales, considering the increased level observed in intersegment sales has increased during this year. Intersegment sales in prior years were immaterial

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from where the products have been shipped:

	Year ended December 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	5,354,214	1,073,060	4,464,188	952,768	11,844,230
Long lived assets	3,886,733	347,733	1,539,524	762,295	6,536,285

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	4,483,895	513,394	3,897,143	8,894,432
Long lived assets	2,325,507	245,073	1,283,856	3,854,436

	Year ended December 31, 2004
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	3,623,046	319,248	3,009,855	6,952,149
Long lived assets	1,762,517	163,233	1,220,321	3,146,071

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

24       Valuation and qualifying accounts

Year ended December 31, 2006

			Amounts recorded on Income
	Balance at		Statement		Effect of
	beginning of		Charges to cost		exchange rate	Business	Balances at end
Description	year	Write-offs	and expense	Reversals	changes (a)	Combinations	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	34,504	(10,087)	8,968	(1,315)	2,537	672	35,278
Valuation allowance on deferred income tax assets	39,550	—	3,207	(891)	—	—	41,866

Reserves:
Provision for contingencies	127,849	—	16,305	(8,395)	14,703	39,263	189,725

Year ended December 31, 2005

			Amounts recorded on Income
	Balance at		Statement		Effect of
	beginning of		Charges to cost		exchange rate	Business	Balances at end
Description	year	Write-offs	and expense	Reversals	changes (a)	Combinations	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	33,536	(105)	1,453	(4,316)	3,936	—	34,504
Valuation allowance on deferred income tax assets	35,980	—	3,570	—	—	—	39,550
			—
Reserves:
Provision for contingencies	87,718	—	57,387	(29,594)	12,338	—	127,849

Year ended December 31, 2004

			Amounts recorded on Income
	Balance at		Statement		Effect of
	beginning of		Charges to cost		exchange rate	Business	Balances at end
Description	year	Payments	and expense	Reversals	changes (a)	Combinations	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	27,476	—	5,370	(1,144)	1,834	—	33,536
Valuation allowance on deferred income tax assets	120,846	—	35,980	(120,317)	(529)	—	35,980

Reserves:
Provision for contingencies	102,060	(118,991)	93,162	—	11,487	—	87,718

The amount presented under “Reversals” with respect to provision for contingencies for the year ended December 31, 2005 correspond to a final non-appelabel favorable decision by court regarding the correction of PIS calculation under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88 on the last proceeding the Company had pending. Therefore, the Company has recorded $28,881 under “Other operating income, net” in the statement of income

(a)   Includes the effect of exchange rates on balances in currencies other than the United States dollar.

25       Stock based compensation

25.1    Brazil Plan

The Company and its subsidiary Gerdau Ameristeel maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

A summary of the Brazil Plan is as follows (giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)):

	Year ended December 31, 2006		Year ended December 31, 2005
		Weighted average		Weighted average
	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	4,837,113	3.98	3,859,304	2.50
Shares issued in regards to share bonus	—		341,241	9.04
Granted during the year	969,468	12.03	752,878	9.04
(-) Options forfeited	(19,649)	9.59	(62,005)	5.20
(-) Options exercised	(1,823,900)	2.61	(54,305)	2.75

Outstanding, end of year	3,963,032	7.51	4,837,113	3.98

The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2006 and 2005 following the Black & Scholes method were as follows:

Assumptions for options granted during the year  ended December 31:

	2006	2005

Expected dividend yield:	9.99%	7.9%
Expected stock price volatility:	41.51%	39%
Risk-free rate of return:	12.8%	8%
Expected life:	4.87 years	4.15 years

2006
US$
Proceeds from stock options exercised	4,411
Tax benefit related to stock options exercised	—
Intrinsic value of stock options exercised	18,456

The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-average
	Number	remainig	Number exercisable
Exercise price range (US$)	outstanding	contractual life	at December 31, 2006

$2.48	1,209,566	1.00	—
$6.34	717,904	2.75	—
$9.90	1,072,613	2.61	—
$12.03	962,949	4.01	—
	3,963,032		—

25.2    Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward Gerdau Ameristeel’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Gerdau Ameristeel’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $14,000 was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3,000 was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, Gerdau Ameristeel issued 202,478 options under this plan. An award of approximately $6,600 was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, Gerdau Ameristeel issued 454,497 options under this plan. These awards are being accrued over the vesting period.

During the year ended December 31, 2006, Gerdau Ameristeel recognized $400 of stock compensation costs related to the options issued during 2006. The remaining unrecognized compensation cost related to unvested options at December 31, 2006 was approximately $500 and the weighted average period of time over which this cost will be recognized is 3 years.

Under the employment agreement of  Gerdau Ameristeel’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that  Gerdau Ameristeel will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of  Gerdau Ameristeel on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which $25,000 exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of  Gerdau Ameristeel on June 1, 2015.

In order to secure  Gerdau Ameristeel’s obligations to deliver such Common Shares, the Gerdau Ameristeel will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 240,907 shares have been issued by Gerdau Ameristeel to the trust. Gerdau S.A. has deposited 240,907 preferred shares of its own emission in the same trust.

The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of  Gerdau Ameristeel. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $800 and $500 at December 31, 2006 and 2005, respectively.

Gerdau Ameristeel and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2006, there were 1,172,229 and 1,216,033 respectively of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. For the year ended December 31, 2006, Gerdau Ameristeel recorded an expense related to SARs of $20,400 as compared to a reduction in expense of $3,000 for the years ended December 31, 2005. No further awards will be granted under these prior plans.

The following table summarizes stock options outstanding as of December 31, 2006, as well as activity during the year then ended:

	Year ended December 31, 2006		Year ended December 31, 2005
		Weighted- average		Weighted- average
Gerdau Ameristeel Plans	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	2,264,576	6.42	2,833,288	5.94
Granted	202,478	9.50	—	—
Exercised	(664,203)	1.85	(443,371)	1.86
Forfeit	(2,840)	1.80	(26,341)	1.85
Expired	(381,500)	17.70	(99,000)	19.00
Outstanding, end of year	1,418,511	5.37	2,264,576	6.42

Options exercisable	1,216,033		2,128,241

(a) At December 31, 2006, the weighted average remaining contractual life of options outstanding  was 4.56 years.

At December 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable were both $7,000. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options granted during the year ended December 31, 2006 was $4.88.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the year ended December 31, 2006 are provided in the following table:

2006
US$
Proceeds from stock options exercised	1,290
Tax benefit related to stock options exercised	1,998
Intrinsic value of stock options exercised	4,694

The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-average
	Number	remainig contractual	Weighted-average	Number exercisable
Exercise price range (US$)	outstanding	life	exercise price	at Dezember 31, 2006

$1.32 to $1.43	276,943	3.50	1.39	276,943
$1.80 to $1.91	452,357	4.30	1.84	452,357
$2.11 to $2.96	275,233	2.60	2.66	275,233
$9.50	202,478	9.20	9.50	—
$15.94 to $19.73 (1)	205,500	0.80	17.62	205,500
$20.71 to $27.46 (1)	6,000	0.10	20.72	6,000
	1,418,511			1,216,033

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2006.

The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

Assumptions for options granted during the year ended December 31:

	2006	2005

Expected dividend yield:	0.8%	0%
Expected stock price volatility:	47.39%	55%
Risk-free rate of return:	4.68%	4%
Expected life:	6.25 years	5 years

26       Guarantee of indebtedness

(a)       Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$157,837 thousand (equivalent of $73,825 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($38,256) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)       Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços are the guarantor on Sênior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400.000 (equivalent of R$855,200 at period-end exchange rate). Since all the entities are under the common control of MG, this guarantee is not covered by the recognition provisions of FIN 45.

(c)       Gerdau is the guarantor on loans of its subsidiary GTL Spain in the amount of $15,965 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $201,559. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Aços Especiais in the amount of $537,772, $32,525 and $184, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(d)       Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2006 and 2005, customer guarantees provided by the company totaled $9.399 and $5.327 respectively. Since Banco Gerdau S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

(e)       GTL Equity provides guarantees to ScotiaBank Peru S.A. regarding Performance Bond in favor of “Agencia de Promocion de la Inversion Privada – Proinversion”, in connection with the obligations assumed by the Company in the process of acquisition of Siderperu (Note 4.5) in amount to $30,000 (equivalent of R$64,140 at period—end exchange rate). Since GTL Equity is a subsidiary of the Company this guarantee is not covered by the recognition provisions of FIN 45.

(f)        GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Comercial Gerdau S.A., in amount to $2,000 (equivalent of R$4,276 at period—end exchange rate). Since GTL Equity and Comercial Gerdau S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

27       Other operating income (expenses), net

The amounts recorded under “Other operating income (expenses), net” include mainly: (a) the effects of recording at fair value the forward commitment to acquire a minority interest of Diaco (see Note 9) which amounted to  of $54,635 and $7,529 (for the year ended December 31, 2006 and 2005, respectively), and (b) gains for tax credits recovered as result of final judicial decisions with respect to PIS and Cofins taxes which amounted to $37,304 (for the year ended December 31, 2006 and nihil for the year ended December 31, 2006).

28       Subsequent events

(a)       On February 6, 2007, Gerdau Ameristeel completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non—compliance relating to these balances. The Company is in compliance with the terms of the amended facility.

(b)       On February 7, 2007, the Board of Directors approved the payment of R$0.35 per common and preferred share of dividend to be paid as an anticipation of minimum statutory dividend. Those dividends will be computed based on shareholdings positions as of February 21, 2007, and the payment is scheduled for March 06, 2007.

(c)       On March 28, the Company has reached an agreement to acquire 100% of Grupo Feld S.A. de C.V., a Mexican group located on Ciudad de Mexico, comprised of one steel mill that produces mainly long steel, with an annual production and sales of around 350,000 tons. Total purchase price for this acquisition was $258,840, and it is still subject to approval of Mexican free trade authorities.

*             *              *