Form 20-F
period 2007-12-31
GERDAU S.A.
filed 2008-04-11
CIK 1073404

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

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

None

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2007 was:

231,607,008 Common Shares, no par value per share

435,986,041 Preferred Shares, no par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☒                   Accelerated filer  ☐             Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17  ☐ Item 18  ☒.

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)                                     the “Company”, “Gerdau”, “we” or “us” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries;

(ii)                                  “Açominas” are references to Aço Minas Gerais S.A. – Açominas prior to November 2003 whose business was to operate the Ouro Branco steel mill. In November 2003 the company underwent a corporate reorganization, receiving all of Gerdau’s Brazilian operating assets and liabilities and being renamed Gerdau Açominas S.A.;

(iii)                               “Gerdau Açominas” are references to Gerdau Açominas S.A. after November 2003 and to Açominas before such date. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to other four newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participações. As a result of such spin-off, as from July 2005, the activities of Gerdau Açominas only comprise the operation of the Ouro Branco steel mill;

(iv)                              “Chaparral Steel” or to “Chaparral” are references to Chaparral Steel Company, a corporation organized under the laws of the State of Delaware, and its consolidated subsidiaries;

(v)                                 “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Canadian dollars” or “Cdn$” are to the official currency of Canada (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (v) “tonnes” are to metric tones;

(vi)                              “Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

(vii)                           “Tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds;

(viii)                        “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, Latin America, North America and Europe, excluding our joint ventures;

(ix)                              “IISI” means the International Iron and Steel Institute, “IBS” means Brazilian Steel Institute (Instituto Brasileiro de Siderurgia) and “AISI” means American Iron and Steel Institute;

(x)                                 “CPI” means consumer price index.

The Company has prepared the consolidated financial statements included herein in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The investments in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investments in the holding company Multisteel Business Holdings Corp., in which the Company holds a 49% stake, which holds 98.57% of the capital stock of Industrias Nacionales, C. por A. (INCA), in Dominican Republic, and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted for using the equity accounting method.

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2007.  Subsequent developments are discussed in Item 8 - Financial Information - Significant Changes.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995.  These statements relate to our future prospects, developments and business strategies.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements.  Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

It is possible that our future performance may differ materially from our current assessments due to a number of factors, including the following:

•                  general economic, political and business conditions in our markets, both in Brazil and abroad, including demand and prices for steel products;

•                  interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies in which we sell a significant portion of our products or in which our assets and liabilities are denominated;

•                  our ability to obtain financing on satisfactory terms;

•                  prices and availability of raw materials;

•                  changes in international trade;

•                  changes in laws and regulations;

•                  electric energy shortages and government responses to them;

•                  the performance of the Brazilian and the global steel industries and markets;

•                  global, national and regional competition in the steel market;

•                  protectionist measures imposed by steel-importing countries; and

•                  other factors identified or discussed under “Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and actual results or developments may differ materially from the expectations expressed in the forward-looking statements.  As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections.  Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 3.                 KEY INFORMATION

A.                            SELECTED FINANCIAL DATA

                The selected financial information for the Company included in the following table should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data for the Company on December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the financial statements prepared in accordance with U.S. GAAP.

	(Expressed in thousands of U.S. dollars except quantity of shares and amounts per share)
	2007	2006	2005	2004	2003
Income Statement
Net sales	15,814,517	11,844,230	8,894,432	6,952,149	4,530,969
Cost of sales	(11,882,779)	(8,777,827)	(6,564,245)	(4,838,949)	(3,445,564)
Gross profit	3,931,738	3,066,403	2,330,187	2,113,200	1,085,405
Sales and marketing expenses	(338,645)	(256,064)	(203,244)	(154,558)	(146,388)
General and administrative expenses	(1,041,320)	(821,497)	(466,034)	(359,102)	(241,854)
Other operating income (expenses), net	(17,836)	107,395	(8,246)	28,710	(824)

Operating income	2,533,937	2,096,237	1,652,663	1,628,250	696,339
Financial expense, foreign exchange (gain) loss and gains (losses) on derivatives, net	(347,625)	(311,396)	(191,897)	(132,409)	(254,763)
Financial income	426,657	458,812	204,483	81,592	62,036
Equity in earnings of unconsolidated companies, net	66,263	118,074	96,476	141,890	22,062
Gain on Gerdau Ameristeel investment	—	—	—	2,742	—
Income before income taxes and minority interest	2,679,232	2,361,727	1,761,725	1,722,065	525,674
Provision for taxes on income (expense)
Current	(419,242)	(442,016)	(347,545)	(329,229)	(87,812)
Deferred	(111,118)	3,115	(117,750)	(77,451)	121,925
Income before minority interest	2,148,872	1,922,826	1,296,430	1,315,385	559,787
Minority interest	(532,351)	(409,018)	(178,909)	(157,027)	(49,623)
Net income available to common and preferred shareholders	1,616,521	1,513,808	1,117,521	1,158,358	510,164

Basic earnings per share (1) – in $
Common	2.44	2.28	1.68	1.74	0.76
Preferred	2.44	2.28	1.68	1.74	0.76
Diluted earnings per share (1) – in $
Common	2.42	2,26	1.67	1.74	0.76
Preferred	2.42	2,26	1.67	1.74	0.76
Cash dividends declared per share (1) – in $
Common	0.64	0.59	0.55	0.29	0.18
Preferred	0.64	0.59	0.55	0.29	0.18

Weighted average Common Shares outstanding during the year(1)	231,607,008	231,607,008	231,607,008	231,607,008	231,607,008

Weighetd average Preferred Shares outstanding during the year (1)	430,963,351	432,238,895	432,165,971	432,564,935	435,921,354

Number of Common Shares outstanding at year end (2)	231,607,008	231,607,008	231,607,008	231,607,008	231,607,008

Number of Preferred Shares outstanding at year end (2)	436,751,295	430,882,697	431,417,499	432,446,342	434,433,541

(1)                                  Per share information has been retroactively restated for all periods to reflect the effect of:  (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one share for two shares held approved in March 2005 and (e) the stock bonus of one share for two shares held approved in March 2006. Earnings per share has been computed on weighted average share outstanding during each year.

(2)                                  The information on the numbers of shares presented above relate to the end of each year, and is retroactively restated to reflect changes in numbers of shares due to the transactions described in (i) above.

	On December 31,
	(expressed in thousands of U.S. dollars)
	2007	2006	2005	2004	2003
Balance sheet selected information
Cash and cash equivalents	1,137,553	485,498	532,375	248,954	92,504
Restricted cash	6,580	13,512	9,617	6,603	1,935
Short-term investments (1)	1,757,623	2,483,052	1,761,421	404,512	236,137
Net working capital (2)	4,899,425	4,160,127	3,372,531	1,610,722	300,670
Property, plant and equipment	8,619,714	5,990,629	3,517,962	2,790,201	2,304,158
Total assets	22,970,630	14,488,865	9,301,742	6,852,249	4,770,834
Short term debt (including “Current Portion of Long-Term Debt”)	1,417,993	1,065,120	566,562	673,204	798,496
Long term debt, less current portion	7,053,916	3,128,868	2,233,031	1,280,516	1,132,429
Debentures – short term	21,524	1,371	1,162	1,125	1,048
Debentures – long term	509,880	443,280	414,209	344,743	155,420
Total Shareholders’ equity	7,003,459	4,930,641	3,621,530	2,522,585	1,403,063
Retained earnings	2,569,255	1,459,818	1,431,062	1,509,847	1,161,527
Capital stock	3,432,613	3,432,613	2,212,382	1,539,204	982,601

(1) Include trading, available for sale and held to maturity investments

(2) Total current assets less total current liabilities

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of March 31, 2008, the Company had 231,607,008 common shares and 431,189,355 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends paid to holders of common shares and preferred shares since 2003. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of resolution of the dividend. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

Dividend per share information has been computed by dividing dividends and interest on capital stock by the quantity of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends payment, except when indicated:

		R$ per Share (3)	R$ per Share (3)	$ per Share (3)	$ per Share (3)
Period	Date of Resolution	Common Shares	Preferred Shares	Common Shares	Preferred Shares

1st Quarter 2003 (1)	03/31/2003	0.1111	0.1111	0.0331	0.0331
2nd Quarter 2003 (1)	06/30/2003	0.0756	0.0756	0.0263	0.0263
3rd Quarter 2003 (1)	09/30/2003	0.1133	0.1133	0.0388	0.0388
4th Quarter 2003 (1)	12/30/2003	0.2267	0.2267	0.0785	0.0785
1st Quarter 2004 (1)	03/30/2004	0.1422	0.1422	0.0487	0.0487
2nd Quarter 2004 (2)	06/30/2004	0.2889	0.2889	0.0930	0.0930
3rd Quarter 2004 (1)	07/31/2004	0.2044	0.2044	0.0671	0.0671
3rd Quarter 2004	11/03/2004	0.2356	0.2356	0.0832	0.0832
4th Quarter 2004	02/01/2005	0.4222	0.4222	0.1616	0.1616
1st Quarter 2005	05/03/2005	0.3000	0.3000	0.1200	0.1200
2nd Quarter 2005	08/03/2005	0.3200	0.3200	0.1382	0.1382
3rd Quarter 2005	11/08/2005	0.3000	0.3000	0.1362	0.1362
4th Quarter 2005	02/08/2006	0.2800	0.2800	0.1275	0.1275
1st Quarter 2006(1)	05/03/2006	0.3000	0.3000	0.1449	0.1449
2nd Quarter 2006	08/02/2006	0.3500	0.3500	0.1604	0.1604

3rd Quarter 2006(1)	11/07/2006	0.3500	0.3500	0.1639	0.1639
4th Quarter 2006	02/07/2007	0.3500	0.3500	0.1678	0.1678
1st Quarter 2007 (1)	05/03/2007	0.3400	0.3400	0.1680	0.1680
2nd Quarter 2007	08/08/2007	0.2900	0.2900	0.1537	0.1537
3rd Quarter 2007(1)	11/07/2007	0.3400	0.3400	0.1954	0.1954
4th Quarter 2007	2/13/2008	0.2900	0.2900	0.1661	0.1661

(1) Payment of interest on capital stock.

(2) Payment of both dividends and interest on capital stock.

(3) As of April 2003 and as a result of the reverse stock split of one share for 1,000 shares held approved in this same month, dividends are paid on a per share basis (rather than a per thousand shares basis, as was the case prior to this date).

Law 9,249, of December 1995, states that a company may, at its sole discretion, pay interest on capital stock in addition to or instead of dividends (See Item 8 – Financial Information - Interest on Capital Stock). A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit calculated as the TJLP rate (Long-Term Interest Rate) on its shareholders’ equity or 50% of the income for the fiscal year, whichever is the greater. This payment is considered part of the mandatory dividend required by Brazilian Corporate Law for each fiscal year. The payment of interest on capital stock as described herein is subject to a 15% withholding income tax. See Item 10. Additional Information - Taxation.

B. CAPITALIZATION AND INDEBTEDNESS

Not required.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D. RISK FACTORS

Risks Relating to Brazil

Brazilian Political and Economic Conditions, and the Brazilian Government’s Economic and Other Policies May Negatively Affect Demand for the Company’s Products as Well as Net Sales and Overall Financial Performance.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved interest rate increases, wage and price controls, currency depreciation, freezing of bank accounts, capital controls and restrictions on imports.

The Company’s results of operations and financial condition may be adversely affected by the following factors and governmental reaction to them:

•                  fluctuations in exchange rates;

•                  interest rates;

•                  inflation;

•                  tax policies;

•                  exchange controls;

•                  energy shortages;

•                  liquidity of domestic and foreign capital and lending markets; and

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

Brazil has in the past experienced high inflation. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Wide Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA).  It was 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, and 4.5% in 2007.  If Brazil again experiences high levels of inflation, the rate of growth of the economy may be slowed, which would lead to reduced demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a consequence, the costs of servicing our real-denominated debt may increase. Inflation may also hinder our access to capital markets, which could adversely affect its ability to refinance its indebtedness. Inflationary pressures may also lead to the imposition of further government policies to combat inflation that could adversely affect our business.

Foreign Exchange Variations Between the U.S. dollar and the Currencies of the Countries in Which the Company Operates May Raise the Cost of Servicing Its Foreign Currency-Denominated Debt and Adversely Affect Its Overall Financial Performance.

The Company’s results of operations are affected by foreign exchange-rate fluctuations between the Brazilian reais, the currency in which the Company prepares its financial statements, and the currencies of the countries in which it operates.

For example, Gerdau Ameristeel reports results in U.S. Dollars*. As a result, fluctuations in the exchange rate between these two countries may affect results of operations. The same happens with all the other businesses located with respect to the exchange rate between the local currency of the respective subsidiary and the U.S. Dollar.

* while a portion of its net sales and costs are in Canadian Dollars.

The real appreciated 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007 against the U.S. dollar. On March 31st, 2008, the U.S. dollar/real exchange rate was $1.00 per R$1.749.

Depreciation of the real relative to the U.S. dollar also could result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services, and requiring recessionary government policies to curb demand. In addition, a depreciation of the real could weaken investor confidence in Brazil.

The Company had total foreign currency-denominated debt obligations in an aggregate amount of $6,796.1 million at December 31, 2007, representing 75.5% of its indebtedness on a consolidated basis. On December 31, 2007, the Company had $1,138.2 million in U.S. dollar-denominated cash equivalents and short-term investments. A significant depreciation of the real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to meet debt service requirements of foreign currency-denominated obligations, particularly as a significant part of net sales revenue is denominated in real.

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

Developments in Other Emerging Markets or in the United States May Adversely Affect The Company’s Results of Operations.

Political, economic, social and other developments in other countries, particularly in Latin America and other emerging-market countries or in the United States, may have an adverse effect on the market value of the Company. Although conditions in these countries may be quite different from those in Brazil, investors’ reactions to developments in these countries may affect the Brazilian securities markets and reduce investor interest in securities of Brazilian issuers. Brazil has experienced periods with a significant outflow of U.S dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. The Company cannot assure you that the international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to the Company, which may limit the Company’s ability to refinance its indebtedness.

Risks Relating to Gerdau and the Steel Sector

The Demand for Steel Is Cyclical and a Reduction in the Prevailing World Prices for Steel Could Adversely Affect the Company’s Results of Operations.

The steel industry is highly cyclical both in Brazil and internationally. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. Additionally, as the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including trends in the construction sector and the automotive sector in general. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to a historically high level of prices for the Company’s steel products, but these relatively high prices may not endure, especially due to the worldwide expansion in installed capacity. Recently, the United States economy, especially important industries such as civil construction, has shown signs of reduced activity. Any material decrease in demand for steel or exporting by countries not able to consume their production could have a material adverse effect on the Company’s operations and prospects.

Increases in Steel Scrap Prices or a Reduction in Supply Could Adversely Affect Production Costs and Operating Margins.

The main metallic input for the Company’s mini-mills, which corresponded to 77.0% of total crude steel output in 2007 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. domestic market, as the United States is the main exporter of scrap, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a commensurate increase in finished steel sale prices, the Company’s profits and margins could be reduced. An increase in steel scrap prices or shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in Iron Ore and Coal Prices or a Reduction in Market Supply Could Adversely Affect Us.

When the prices of raw materials that the Company needs to produce steel in its integrated facilities, particularly iron ore and coking coal, increase, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Ouro Branco mill, and at its Gerdau Barão de Cocais and Gerdau Divinópolis units, in the state of Minas Gerais. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit, in the state of Bahia. In 2007, these four units represented 23.0% of our consolidated crude steel output in volume.

The Ouro Branco unit is the Company’s biggest mill in Brazil, and its main metallic input for the production of steel is iron ore. In 2007, this unit represented 35.2% of the total crude steel output (in volume) of our Brazilian operations. A shortage of iron ore in the domestic market would adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

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

Over the years, the Company has increased its presence principally through acquisitions in the North American market and today it is the second largest producer of long rolled steel products in that market. The integration of the business and opportunities stemming from entities recently acquired and those that may be acquired by the Company in the future may involve risks. The Company may not successfully integrate acquired businesses, management, operations, products, and services with its current operations. Diversion of management’s attention from its existing businesses, as well as problems that can arise in connection with the integration of the new operations, may have an impact on revenues and the results of operations. Integration of acquisitions may result in additional expenses that could reduce profitability. The Company may not succeed in addressing these risks or any other problems encountered in connection with past and future acquisitions.

The Company Operations Are Energy-Intensive, and Energy Shortages or Price Increases May Adversely Affect It.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents a significant cost component at these units, as does natural gas, to a lesser extent. Electricity cannot be replaced in the Company’s mills  and rationing or power shortages such as those that occurred in Brazil in 2001 could adversely affect production in those units.

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

Less Expensive Imports from Other Countries to North America May Adversely Affect the Company’s Business.

Steel imports to North America have caused downward pressure on steel prices in recent years, adversely affecting sales and profit margins. Competition from foreign steel producers is strong and may grow due to increases in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction in domestic steel demand in other markets. These factors lead to higher levels of steel imports to North America at lower prices. In the past, the U.S. government has taken temporary protective measures to regulate steel imports by means of quotas and tariffs.  Protective measures may not be taken and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future, resulting in price pressure that could adversely affect the Company’s business.

Compliance Costs Related to Environmental Regulation May Increase if Requirements Become More Stringent.  Such Increased Costs May Adversely Affect the Company’s Results Of Operations.

The Company’s industrial plants are required to comply with a number of federal, state, and municipal environmental laws and regulations with respect to the environment and the operation of mills in every country in which the Company operates. These regulations include environmental licensing procedures, those relating to the control of air emissions, waste, water discharges and solid and hazardous waste handling and disposal. Non-compliance with these laws and regulations may result in civil and administrative penalties, criminal sanctions or closure orders, and in various circumstances may requires the cleanup of contamination associated with previous operations. If existing or future laws, regulations become more demanding, wich is a worldwide trend, expenditures on fixed assets and the costs of compliance may rise, adversely affecting the Company’s financial condition. Furthermore, the Company may be subject to additional expenditures and costs associated with environmental compliance as a result of future acquisitions.

We may be unable to reduce our financial leverage, which could increase our cost of capital, which could adversely affect our financial condition or results of operations.

In 2007, the international rating agencies Fitch Ratings and Standard & Poor´s classified our credit risk as “investment grade,” which gave us access to financing at lower borrowing rates.  Due to our  acquisitions in 2007, our ratio of  total debt/EBITDA reached the maximum normally accepted by the agencies for an “investment grade” company. If we are unable to reduce this index, by increasing our cash generation or by reducing our total debt, we could lose our “investment grade” rating, which could increase our cost of capital and, consequently, adversely affect our financial condition and results of operations.

ITEM 4.                  COMPANY INFORMATION

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. Farrapos, 1811, Porto Alegre, RS – Brazil. Its telephone number is + 55 (51) 3323 2000.

History

The current Company is the result of a number of corporate acquisitions, mergers and other transactions dating back to 1901.  The Company began operating in 1901 as the Pontas de Paris nail factory controlled by the Gerdau family based in Porto Alegre, who is still the Company’s indirect controlling shareholder.  In 1969, Pontas de Paris was renamed Metalúrgica Gerdau S.A., which today is the holding company controlled by the Gerdau family through intermediate holding companies, that itself controls what is today Gerdau S.A.  See - “Reorganization.”

Between 1901 and 1969, the Pontas de Paris nail factory grew and expanded its business into a variety of other steel and steel-related products and services. At the end of World War II, the Company acquired Siderúrgica Riograndense S.A., a steel producer also located in Porto Alegre, in an effort to broaden its activities and provide it with greater access to raw materials.  In February 1948, the Company initiated its steel operations, which foreshadowed the successful mini-mill model of producing steel in electric arc furnaces, using steel scrap as the main raw material.  At such time the Company adopted a regional sales strategy to ensure more competitive operating costs.  In 1957, the Company installed a second Riograndense unit in the city of Sapucaia do Sul (state of Rio Grande do Sul) and in 1962, steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo (state of Rio Grande do Sul).

In 1967, the Company expanded into the Brazilian state of São Paulo, purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires, which was later renamed Comercial Gerdau and ultimately became the Company’s Brazilian distribution channel for steel products. In June 1969, the Company expanded into the Northeast of Brazil, producing long steel at Siderúrgica Açonorte in the state of Pernambuco. In December 1971, the Company acquired control of Siderúrgica Guaíra, a long steel producer in the state of Paraná in Southern Brazil. The Company also established a new company, Seiva S.A. Florestas e Indústrias, to produce lumber on a sustainable basis for the furniture, cellulose and steel industries. In 1979, the Company acquired control of the Cosigua mill in Rio de Janeiro, which currently operates the largest mini-mill in Latin America.  Since then, the Company has expanded throughout Brazil with a series of acquisitions and new operations, and the Company currently owns eleven steel mills in Brazil.

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., or Gerdau Laisa, the only long steel producer in Uruguay, followed in 1989 by the purchase of the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario.  In 1992, the Company acquired control of Gerdau AZA S.A., or Gerdau AZA, a producer of crude steel and long rolled products in Chile.  Over time, the Company increased its international presence by acquiring a minority interest in a rolling mill in Argentina, control of Diaco S.A., the largest rebar manufacturer in Colombia, and, most notably, by acquiring additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections, such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products.  In October 2002, through a series of transactions the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on tonnes of steel produced.  The Company currently holds 66.5% of the outstanding shares of Gerdau Ameristeel, whose remaining shares are publicly traded in Canada and in the United States.  Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, including its 50% joint venture interest in Gallatin Steel, a manufacturer of flat steel, in addition to operating 18 steel units, as well as 49 fabrication shops and 11 downstream operations.

In September of 2005, Gerdau acquired 35.98% of shares issued by Sipar Aceros S.A., a long steel rolling mill located in the Province of Santa Fé, Argentina. This stake added to the 38.46% already owned by Gerdau, and represents 74.44% of the capital stock of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57.1% stake in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, we purchased an addictional interest of 40.3%, increasing our ownership to 97.4%.

On January 10, 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, the Company acquired 40% of the capital stock of Corporación Sidenor, S.A., the largest long specialty steel producer, forged parts manufacturer and foundry in Spain and one of the major producers of forged parts using the stamping process in that country.

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

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. - Siderperú, located in the city of Chimbote (Peru).  In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represents 32.84% of the total capital stock.  This acquisition added to the stake already acquired earlier in the year and represents 83.27% of the total capital stock of Siderperú. Siderperú operates a blast furnace, a direct reduction unit, a melt shop with two electric arc furnaces and two LD converters and three rolling mills. Approximately 20% of its sales are in flat steel products and  80% are in long steel products.

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

During 2007, the Company made various acquisitions of steel producers, the most important of which was the Chaparral acquisition in September 2007.

On March 28, 2007, Gerdau acquired 100% of the capital stock of Grupo Feld S.A. de C.V., a Mexican Group holding three companies: Siderúrgica Tultitlán S.A. de C.V. (“Sidertul”), a small mill of long steel located at City of Mexico, which produces 350,000 tonnes of crude steel and 330,000 tonnes of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), a company which basically sells the entire production of Sidertul, and also Arrendadora Valle de México S.A. de C.V. (“Arrendadora”), a real estate company which owns the land and the buildings where Sidertul is located. The purchase price paid for this acquisition was $259 million.

On May 25, 2007, Gerdau acquired an interest of 30.45% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a producer of rolled products, with annual capacity of approximately 400,000 tonnes of rolled steel. This partnership will allow the Company to access the Caribbean market. The total cost for this acquisition was $42.9 million. On July 2, 2007, the Company acquired an additional interest of 18.55% in Multisteel Business Holdings Corp., totaling, upon this acquisition, an interest of 49%. The total cost of this second acquisition was $72.0 million.

On June 15, 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela, with annual production capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled steel. The total cost of the acquisition was $92.5 million.

On June 17, 2007, Pacific Coast Steel (“PCS”), a joint venture in which Gerdau’s subsidiary Gerdau Ameristeel Corporation holds an interest of 55%, concluded the acquisition of the assets of Valley Placers, Inc. (“VPI”), a producer of fabricated rebar, located in Las Vegas, Nevada, for approximately $8.9 million. In addition to these activities, VPI operates facilities for the manufacturing of steel and a business for the retail supply in connection with the construction. Currently, VPI employs more than 110 field workers specialized in commercial and retail projects and public constructions.

On June 22, 2007, Gerdau and the Kalyani Group, from India, entered into a joint venture agreement for an investment in Tadipatri, India. The joint venture includes interest of 45% in SJK Steel Plant Limited, a producer of steel with two LD converters, one continuous casting and also facilities for the production of pig iron. The agreement sets forth the shared control and the purchase price is estimated to be $71 million. On December 11, 2007, the Company made a $20 million accelerated payment for the acquisition.

On August 27, 2007, Gerdau Ameristeel, through PCS, acquired D&R Steel, LLC, a producer of fabricated rebar, headquartered in Glendale, Arizona, for the amount of $4.9 million.

On September 14, 2007, Gerdau Ameristeel acquired Re-Bars Inc., an independent manufacturer of fabricated rebar, serving Savannah, Georgia and surroundings, for the amount of $2.9 million.

On September 14, 2007, Gerdau Ameristeel concluded the acquisition of Chaparral Steel Company, increasing the Company’s portfolio of products and including a comprehensive line of structural steel products. Chaparral was the second largest producer of structural steel products in the North America and also the largest producer of steel bars. Chaparral operates two mills, one located in Midlothian, Texas and the other located in Petersburg, Virgínia. The total cost of the acquisition was $4.2 billion, plus the assumption of certain liabilities.

On October 1, 2007, the subsidiary Gerdau Ameristeel acquired 100% of Enco Materials Inc., a leading company in the market of commercial materials, headquartered in Nashville, in the state of Tennessee. Enco Materials Inc. has eight units located in Arkansas, Tennessee and Georgia. The purchase price for this acquisition was $46 million in cash, plus the assumption of certain liabilities of the acquired company.

On October 19, 2007, Gerdau executed a letter of intent for the acquisition of a shareholding interest of 49% in the capital stock of the holding Corsa Controladora, S.A. de C.V., headquartered in the Mexico City, Mexico. The holding company is the holder of 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla, metropolitan region of the Mexico City, is a mini-mill responsible for the production of long steel (light commercial profiles) with installed capacity of 150,000 tonnes of crude steel and 300,000 tonnes of rolled products per year. The purchase price is $110.7 million, depending on a number of conditions precedent. On February 27, 2008, the Company announced the conclusion of the acquisition of the business.

On October 19, 2007, the subsidiary Sidenor Industrial acquired Trefilados de Urbina, S.A. – Trefusa for a purchase price of $25.8 million. Trefusa is a producer of special drawn steel products located in Vitória, Spain.

On November 19, 2007, Gerdau entered into a definitive agreement for the acquisition of Quanex Corporation, which, through MacSteel, is the second largest producer of Special Bar Quality – SBQ in the U.S. and operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream operations in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has an installed capacity of 1.2 million tonnes of steel and 1.1 million tonnes of rolled products per year. The agreement does not include the business of Building Products of Quanex, which is an operation not related to the steel market. The purchase price for this acquisition is $1.458 billion plus $215 million in assumed debts, subject to adjustment related to certain conditions.

On December 31, 2007, the Company entered into a definitive agreement for the exchange of its shareholding interest in Margusa – Maranhão Gusa S.A., through which the Company became the holders of Aplema. The exchange was carried out based on equivalent amount in terms of the quotas of Aplema and the shares of Margusa.

B.            BUSINESS OVERVIEW

Overview

According to the IBS, the Company is Brazil’s largest producer of long, rolled steel and, according to AISI estimates, the second largest producer in North America based on volume produced. Gerdau has a significant market share of the steel industry in almost all the countries where it operates and has been classified by IISI as the 14th largest steel producer in the world based on its consolidated production of crude steel in 2006.

Gerdau operates steel mills that produce steel by direct iron-ore reduction, or DRI, in blast furnaces, or in electric arc furnaces, or EAF. In Brazil it operates three blast furnace steel mills, including its largest mill, Gerdau Açominas, an integrated steel mill located in Ouro Branco in the state of Minas Gerais. The Company currently has a total of 43 steel producing units in Latin America (including Brazil) and North America, as well as a consolidated subsidiary in Spain, Corporación Sidenor, for the production of special steel, and two associated companies: one in the Dominican Republic and another in Mexico. Gerdau also participates in two joint ventures: one in the U.S. for the production of flat rolled steel and another recently formed venture in India. During the fiscal year ended December 31, 2007, approximately 41.0% of all its physical sales were generated from operations in Brazil, 40.5% from operations in the U.S. and Canada, 13.1% from Latin American operations (excluding Brazil) and 5.4% from European operations.

As of December 31, 2007, total consolidated installed capacity, excluding the Company’s investments in joint ventures and associated, unconsolidated companies, was 24.8 million tonnes of crude steel and 21.0 million tonnes of rolled steel products. For the fiscal year ended December 31, 2007, the Company had total consolidated assets of $22.97 billion, consolidated net sales of $15.81 billion, total consolidated net income of $1.62 billion and a shareholders’ equity of $7.00 billion.

Gerdau offers a wide array of steel products, manufactured according to an extensive variety of customer specifications. Its product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry, such as rods and structural bars, finished products for industry such as commercial rolled steel bars and machine wire and products for farming and agriculture, such as poles, smooth wire and barbed wire. Gerdau also produces specialty steel products utilizing advanced technology and normally with a certain degree of customization, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant and increasing portion of Gerdau’s steel production assets are located outside Brazil, particularly in the U.S. and Canada, as well as in Latin America and Europe. The Company began its expansion into North America in 1989, when consolidation in the global steel market effectively began. The Company currently operates 18 steel production units in the U.S. and Canada through its principal entity, Gerdau Ameristeel, and believes that it is one of the market leaders in North America in terms of production of some long steel products, such as rods, commercial rolled steel bars, extruded products and girders.

The Company’s operating strategy is based on the acquisition or construction of steel mills close to its customers and the sources of raw materials required for steel production, such as scrap metal, pig iron and iron ore. For this reason, most of its production has historically been geared toward supplying the local markets in which it produces. However, in recent years, and especially after acquiring the Ouro Branco plant, the Company has expanded its exposure to the international markets and taken advantage of increased international demand and higher steel prices outside Brazil. The Company has a diversified list of international customers and its main export destinations include the U.S., Taiwan, South Korea, Thailand and Latin American countries such as Argentina, the Dominican Republic and Ecuador.

Through its subsidiaries and affiliates, the Company also engages in other activities related to the production and sale of steel products, including reforestation and electric power generation projects.

Corporate Reorganization

In December 2004, the Company decided to reorganize its operations in Brazil and elsewhere in Latin America to create a series of subsidiaries focused on the different products and aspects of its business.  This reorganization, or the 2005 Reorganization, was also intended to take advantage of certain tax and other benefits available to the Company under Brazilian law resulting from changes in laws relating to the cumulative effect of social contribution taxes (PIS and COFINS).  The reorganization involved a series of steps in which the Company began separating the various businesses of its principal Brazilian operating entity, Gerdau Açominas.  In connection with the reorganization, the Company also decided to seek additional funds in order to finance its investment programs through an increase in the capital stock of a holding company of Gerdau Açominas by a private placement to a minority investor.

This reorganization and the creation of separate Brazilian operating entities was completed in July 2005 and resulted in the transfer of the Company’s Brazilian and Latin American steel production and sales activities from Gerdau Açominas to (i) three newly created majority-owned subsidiaries — Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços – in addition to Gerdau Açominas and (ii) a new Latin American holding company called Gerdau América Latina Participações S.A., which holds the Company’s Latin American operations outside of Brazil and the Company’s operations in Colombia.

As a result of the 2005 Reorganization and acquisitions made since, the Company’s operational structure (including its principal operating subsidiaries engaged in the steel production business) was as follows as of December 31, 2007:

The 2005 Reorganization did not change the Company’s corporate governance. For additional details on the 2005 Reorganization, see note 2.4 – Corporate Restructuring to the Company’s consolidated condensed financial statements included in this Annual Report.

Products

The Company provides its customers with a wide range of products within the following five major lines:

Common Long Rolled Products

Common long rolled products represent a major portion of the Company’s production.  The Company’s main long rolled products include rebars, merchant bars and profiles, which are used mainly by the civil construction sector and the industrial manufacturing sector.  In 2006, common long rolled products accounted for 70.8% of the Company’s consolidated shipments in tonnage. For the year ended December 31, 2007, common long rolled products accounted for 72.8% of the Company’s consolidated shipments.

Crude Steel (Billets, Blooms and Slabs)

Crude steel (billets, blooms and slabs) has relatively low added value as compared to other steel products.  Billets are square section, long steel bars which serve as inputs for the production of wire rod, rebars and merchant bars.  They are the main product of the Company’s Ouro Branco mill.  Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes.  Slabs are used in the steel industry for the rolling of a broad range of flat rolled products.  Slabs are mainly used to produce hot and cold rolled coils, heavy slabs and profiling.  In 2006, crude steel (billets, blooms and slabs) accounted for 11.7% of the Company’s consolidated shipments in tonnage. For the year ended December 31, 2007, slabs, blooms and billets accounted for 9.1% of the Company’s consolidated shipments in tonnage.

Crude steel (billets, blooms and slabs) may be produced using either the continuous casting or the conventional process.  In the conventional process liquid steel is poured into ingot moulds to be rolled.  The hot ingots are sent to the primary rolling mill to be heated in soaking pits and they are then rolled to produce crude steel (billets, blooms and slabs). Although this conventional process is not widely used in Brazil, it is still employed at the Company’s Ouro Branco mill. The use of a conventional casting system may represent a competitive advantage since the Company believes that it is one of the only companies manufacturing billets and blooms in Brazil and as a result the Company has captive customers for these products in Brazil and also outside of Brazil.

Drawn Products

Drawn products include barbed and barbless fence wire, galvanized wire, fences, concrete reinforcing wire mesh, nails and clamps. Drawn products accounted for 4.7% of the Company’s consolidated shipments in 2006 and 4.5% of the Company’s consolidated shipments for the year ended December 31, 2007.  These products are not exported and are usually sold to the manufacturing, civil construction and agricultural sectors.

Specialty Steel

Specialty or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization.  The Company produces specialty and stainless steel used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Gerdau Aços Especiais Brazil plant, at Aços Villares and at its associated company Corporación Sidenor in Spain.

In the U.S., Gerdau Ameristeel produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, mainly manufacturers.

Specialty steel products accounted for 11.1% and 11.9% of the Company’s consolidated shipments in 2006 and 2007, respectively.

Flat Products

The Company’s Ouro Branco mill produces slabs, which are used to roll flat products such as hot and cold steel coils, heavy plates and profiles. Flat steel products accounted for 1.7% of the Company’s shipments in both 2006 and 2007. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, also adding value through additional processing at its four flat steel service centers.

Through its joint venture company Gallatin, located in Kentucky, Gerdau Ameristeel also supplies flat steel to its customers.  Gallatin is a joint venture with Arcelor Mittal, Canada, a leading flat steel producer, and has a nominal installed capacity of 1.4 million tonnes of flat steel per year.  Both partners in the joint venture have a 50.0% stake.

Gerdau S.A. Consolidated Shipments by Product Line	Year ended December 31,
(percent)	2007	2006	2005
TOTAL (1,000 tonnes)	17,159	14,890	12,860
Crude Steel (Slabs, Blooms & Billets)	9.1%	11.7%	17.3%
Sales in Brazil	1.1%	1.5%	2.3%
Exports from Brazil	7.5%	9,6%	14.8%
International operations	0.5%	0.6%	0.2%
Common Rolled Products	72.8%	70.8%	72.6%
Sales in Brazil	16.4%	15.5%	15.3%
Exports from Brazil	3.7%	5.3%	7.3%
International operations	52.7%	50.0%	50.0%
Specialty Steel	11.9%	11.1%	3.0%
Sales in Brazil	5.4%	5.5%	2.9%
Exports from Brazil	1.1%	1.1%	0.1%
International operations	5.4%	4.6%	—
Drawn Products	4.5%	4.7%	5.1%
Sales in Brazil	4.4%	4.6%	4.8%
Exports from Brazil	0.1%	0.1%	0.3%
Flat Steel	1.7%	1.7%	2.0%
Sales in Brazil	1.4%	1.4%	2.0%
International Operations	0.3%	0.3%	—

 Operations

Overview

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries.  Sales by the Company’s Brazilian operations include both domestic and export sales.  Most of the sales by the Company’s business operations in North and Latin America (except Brazil) are aimed at their respective local markets.

The following tables set forth the Company’s consolidated shipments in tonnage and net sales by region for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Region of Origin of Shipment	Year ended December 31,
(percent)	2007	2006	2005
TOTAL (1,000 tonnes)	17,159	14,890	12,860
Brazilian operations	41.0%	44.5%	49.8%
Domestic	28.5%	28.4%	27.3%
Export	12.5%	16.1%	22.5%
North American operations	40.5%	40.5%	44.5%
Latin American operations (except Brazil)	13.1%	10.4%	5.7%
Europe	5.4%	4.6%	—

Net Sales

Gerdau S.A. Consolidated Net Sales by Region	Year ended December 31,
(percent)	2007	2006	2005
TOTAL ($ million)	15,814	11,844	8,894
Brazilian operations	42.1%	45.2%	50.4%
North American operations	36.7%	37.7%	43.8%
Latan American operations (except Brazil)	10.9%	9.1%	5.8%
European operations	10.3%	8.0%	—

Brazilian Operations

General

The Company’s Brazilian operations accounted for 41.0% of overall Gerdau shipments. Brazilian sales amounted to 7.0 million tonnes, of which 4.9 million tonnes were delivered to the domestic market and 2.1 million tonnes to the export market in 2007.

Gerdau’s Brazilian operations are divided into the following segments: Brazil Long Steel Products, Specialty Steel Products (which as from 2006 also includes specialty steel operations outside Brazil) and Gerdau Açominas (Ouro Branco mill).

In 2007, approximately 12.2% of the production sold in Brazil was distributed through Comercial Gerdau, the Company’s largest distribution channel with 68 stores throughout Brazil, 14 fabricated reinforcing steel facilities (Prontofer) and four flat steel service centers, serviced more than 100,000 customers in 2007. Another important distribution channel is the network of almost 21,000 sales channels to which Gerdau sells its products, giving it a comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are channeled through Company employees and authorized representatives working on commission.

Gerdau’s Brazilian operations minimize delays by delivering its products directly to customers through third parties under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecasted monthly based on historical data of the three preceding months. Gerdau’s Brazilian operations use their own information system to remain current on market developments so that they can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets, and its ability to monitor and optimize inventory levels in the light of changing demand, as key to its success.

Gerdau Açominas has specific operational features. The products are usually sold to rolling mills and to companies that use slabs, billets, blooms and ingots as raw material for their finishing lines such as shipbuilding, forging and mechanical. Gerdau Açominas also produces its own finished products such as high quality wire rod and sections. These products are delivered to the customers’ port of destination or directly to the customers’ plant facilities.

Specialty steel products are sold through Gerdau Aços Especiais Brazil. This subsidiary operates in the specialty steel market and its sales force and production facilities are independent of the Brazilian long steel business unit. Gerdau Aços Especiais Brazil, in partnership with its customers, produces engineering steel, tool steel and stainless steel that is sold to almost 240 clients. About 72% of its sales go to the automotive industry. In order to meet the continuous need for innovation, Gerdau Aços Especiais Brazil is constantly developing new products, such as micro-alloyed steel for diesel engines with high power and low emissions, clean steel for application in bearings, and steel with improved machining characteristics, which allow higher machining speeds and lower tooling replacement, among others. Gerdau Aços Especiais Brazil has a 40% stake in Corporación Sidenor, a Spanish specialty steel company which, in turn, controls Aços Villares, a Brazilian specialty steel producer.

Retail

The Company’s Brazilian operations sell its products nationwide through the Comercial Gerdau network of 68 stores, 14 fabricated reinforcing steel facilities (Prontofer) and four flat steel service centers. In addition to Gerdau products, Comercial Gerdau resells flat products produced by other companies in Brazil. In 2007, domestic market sales of flat steel products amounted to 239,049 tonnes.

Exports

Gerdau has been exporting a larger part of its production since 2003 following the consolidation of its Brazilian operations and the 2005 integration of Açominas. Due to a stronger domestic market in 2007, a portion of sales was reallocated from exports to the domestic market.  In 2007, exports accounted for 30.6% of the Company’s Brazilian operations total shipments. Export activities are coordinated by the sales channel responsible for selling products directly to end overseas users and indirectly through trading companies. Sales are negotiated worldwide (i) primarily CIF (Cost, Insurance and Freight) and (ii) guaranteed by sight letters-of-credit issued by customers through well respected European and American banks.

Gerdau’s Brazilian exports generated $1,412.3 million in revenues in 2007. Exports from Brazilian operations totaled 2.1 million tonnes, a decrease of 10.3% from 2006 due to the increase of sales (15.5%) in the domestic market. The export strategy has allowed Gerdau to develop its client base in a more evenly distributed manner throughout the world with exports going to Africa, Europe, South, Central and North America and Asia. Exports to South America were responsible for 24% of total exports in 2007, against 29% in 2006. and exports to Asia increased from 23% in 2006 to 26% in 2007.

As exports from the Company’s Brazilian operations have increased, Gerdau has been making efforts to improve its logistics strategies to overcome Brazilian infrastructure limitations.  In 2007, Brazilian exports were dispatched to 39 countries aboard 212 ships using the services of 15 different ports.

The following table sets forth the Company’s consolidated exports by its Brazilian operations by destination, for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports (percent) Destination	2007	2006	2005

Total including shipments to subsidiaries (1,000 tonnes)	2,643	2,951	2,989

Africa	12%	9%	8%
Central America	15%	14%	12%
North America	13%	16%	5%
South America (excluding Brazil)	24%	29%	19%
Asia	26%	23%	44%
Europe	10%	9%	12%

North American Operations (excluding Mexico)

The Company operates in North America through its majority-owned subsidiary, Gerdau Ameristeel. The Company believes that Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 10.4 million tonnes of mill finished steel products.  Through a vertically integrated network of 18 steel units and one 50.0%-owned joint venture for the operation of a mini-mill, 19 scrap recycling facilities and 11 downstream operations (including three 50.0%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern parts of the U.S. and Canada.  Gerdau Ameristeel’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing.  Over 90.0% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

Gerdau Ameristeel is organized with two business unit segments: mills and downstream.  The mills segment consists of 15 steel units in the U.S. and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod.  The mills segment also produces rebar, merchant, rod and special bar quality products used by the downstream segment and transfers these products at an arm’s-length market price to the downstream segment. The downstream segment comprises secondary value-added steel businesses and consists of fabrication of rebars, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

Gerdau Ameristeel’s strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery is provided to meet their reinforcing steel needs and construction schedules. In 2007, Gerdau Ameristeel sold products to over 1,500 customers.

In general, sales of mill finished products to U.S. customers are centrally managed by the Tampa sales office and sales to Canadian customers are managed by the Whitby sales office. The Company has a sales office in Selkirk, Manitoba, for managing sales of special sections. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the Company’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

The Company’s Canadian operations sell a significant portion of their production into the U.S.

Latin American Operations (excluding Brazil)

General

Latin American units (excluding Brazil) sold 2.2 million tonnes of finished products in 2007, representing a 45.5% increase compared to 2006.  This is primarily due to the consolidation of companies acquired during that period in Mexico and Venezuela.

Chile

The Company believes that Gerdau AZA had an approximately 31% share of the Chilean long steel market in 2007. Since the end of 2000, Gerdau AZA has had a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Customers can track their orders on the Internet, together with product inventories and credit and payment status. They can also access their purchase records as well as generate quality certificates and place orders. Gerdau AZA sells its products to more than 150 clients, which are both distributors and end-users.

Uruguay

The Company believes that Gerdau Laisa has approximately an 80.0% share of the long steel products market in Uruguay. There are approximately 280 registered customers classified as retail, wholesale and end-consumers, which distribute its products all over the country. Uruguayan customers can also use an e-business channel.

Argentina

The results of operations of Sipar Aceros were consolidated into the Company’s results beginning in the fourth quarter of 2005 as a result of the acquisition of an additional stake. The Company believes that Sipar has  approximately a 19.0% share of the Argentine market and has almost 1,000 clients. The company sells its products directly to end-users (construction companies and industries) or through distributors to the domestic market.

Colombia

Diaco and Sidelpa, were acquired in September 2005 and December 2005, respectively, which the Company believes have a combined market share of 39.0% of the Colombian steel market. These companies sell their products through more than 225 distributors and have more than 2,700 clients (end-users) in  civil construction, industry and others.

Peru

Siderperú was acquired in June of 2006. The Company believes that Siderperú has a market share of approximately 45.0% of the long products segment in Peru. The company sells its products to more than 250 clients from the construction, industry and mining sectors and has more than 250 distributors.

Mexico

Grupo Feld S.A. de C.V., located in Mexico City, Mexico, was acquired in March of 2007.  This holding company owns 100.0% of the following companies: Siderúgrica Tultitlán, S.A. de C.V.; Ferrotultitlán, S.A. de C.V.; and Arrendadora Valle de Mexico, S.A. de C.V. and the Company believes has a market share of approximately 8.0% of the domestic long products segment.  The company sells its products to 60 clients and distributors from the construction and industry sectors.

Dominican Republic

In May 2007, Gerdau Group signed a strategic alliance with Industrias Nacionales, C. por A. (INCA), a company headquartered in Santo Domingo, Dominican Republic.  INCA is a long steel rolling mill company which produces mainly concrete reinforcing bars and the Company believes has a market share of approximately 50.0% of the steel market in the Dominican Republic.  INCA also produces pipes and PVC connections.  The company sells its products to more than 1,350 clients and to 25 distributors.

Venezuela

Sizuca - Siderúrgica Zuliana, C.A., located in Ciudad Ojeda, Venezuela, was acquired in June 2007.  The Company believes that it has a market share of approximately 12.0% of the Venezuelan steel market.  The company sells its products to 25 clients and distributors.

Other International Operations

Corporación Sidenor

Gerdau maintains a presence in European Union through Corporación Sidenor, which sells specialty steel to the whole continent. Corporación Sidenor has a market share of 9.8% of the European Union specialty steel market. Sidenor has more than 450 clients located mainly in Spain, France, Germany and Italy.

Terms of Sales and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 26-day settlement basis, mainly CIF.

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

Gerdau Açominas’ exports are guaranteed via letter of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

As a result of the implementation of these policies, the Company’s provision for doubtful accounts was an insignificant percentage of its consolidated accounts receivable (less than 1.6%) on December 31, 2007. Thanks to the implementation of the Integrated Risk Management Project, Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

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

Production Process

Overview

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. The Company has generally utilized the mini-mill model for the production of steel products outside of Brazil.

Mini-Mills

The Company operates 39 mini-mills in Brazil and outside of Brazil. Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps:  obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is found in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes that they provide certain advantages over integrated mills, including:

•              lower capital costs,

•              lower operating risks due to non-concentration of capital and installed capacity in a single production plant,

•              proximity of production facilities to raw-material sources,

•              proximity to local markets and easier adjustment of production levels, and

•              more effective managerial structure due to the relative simplicity of the production process.

Integrated Facilities

The Company operates four integrated mills in Brazil. The Ouro Branco mill is the largest integrated facility the Company operates. Although it produces steel from the blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

The Company’s steelmaking process in integrated facilities consists of four basic processes:  raw material preparation, pig-iron production, steel production and production of crude steel (billets, blooms and slabs). In the primary stage of iron making, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both fuel and as a reducing agent in this process. The Company’s blast furnaces have a global installed capacity of 5.3 million tonnes of liquid pig iron per year.

The pig iron produced by the blast furnace is transported by rail to the desulphurization unit to reduce the sulfur content in the steel. After the desulphurization process, the low-sulfur pig-iron is transformed into steel through LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, as it is fully supplied by the chemical reactions that occur between the oxygen and the molten pig iron impurities. The LD steelmaking process is presently the most widely used in the world.

Some mills further refine the LD converters’ output with ladle furnaces. Liquid steel is then poured into ingot molds and allowed to solidify into ingots. The molds are stripped away and the ingots are transported by rail to the soaking pits, where they are heated to a uniform rolling temperature. The heated ingots are rolled in the primary rolling mill to produce slabs and blooms, some of which are rolled in the secondary rolling mills to produce blooms and billets. At this point in the process, the Company either sells a portion of the product to other industries where the rolling process must take place in order to have steel ready for its final use, or the Company performs the rolling process on its own transforming the product into heavy structural shapes or wire rods.

Raw Materials

General

Gerdau’s production processes are mainly based on the mini-mill concept, with mills equipped with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. The principal raw material used at these mills is essentially steel scrap and a mixture of pig iron and steel scrap in the Brazilian mills. The component proportions of this mixture may change in line with price and availability at the time of production so as to optimize raw material costs, the ratio of steel scrap to pig iron varying from 60.0%-40.0% to 90.0%-10.0%.

The main metallic input used by the Company’s mills in the U.S. is steel scrap. In the event of steel scrap prices exceeding acceptable levels, as occurred in 2004, the mills seek to modify input sources accordingly.

The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Most of the pig iron used in the steel-making process is produced at Gerdau Contagem in the state of Minas Gerais. In 2007, 20.0% of Gerdau Brazil’s mini-mills’ solid pig iron requirements were produced internally.

Due to the nature of the raw materials employed in its processes, Gerdau has medium and long-term supply contracts with scrap generators and short-term contracts with some suppliers for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian operations is priced in Brazilian reais and input prices are not therefore directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill utilizes long-term contracts to guarantee supplies of raw materials. The unit’s main raw materials include: (i) coal, imported from Canada, Australia and the U.S., anthracite from Vietnam and coke petroleum purchased from Petrobras, (ii) ferroalloys, of which 90.0% is purchased in the domestic market; and (iii) iron ore, which is supplied by large, medium and small sized mining companies, some of them strategically located close to the plant. These three items account for more than 40.0% of the total production costs of Gerdau Açominas in 2007. In addition, a significant portion of the iron ore consumed is obtained directly from the Varzea do Lopes and Miguel Burnier mines owned by Gerdau Açominas.

Latin American units (excluding Brazil), do not maintain long-term contracts with suppliers and are thus exposed to market fluctuations.

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

Although international steel scrap prices are determined by the U.S. domestic market (since the U.S. is the main scrap exporter), the price of steel scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau is the largest consumer of steel scrap in Brazil with more than 3,400 scrap suppliers in Brazil.

Steel Scrap

There are two broad categories of steel scrap: (i) obsolescence scrap which is steel from various sources, ranging from tin foil cans to car bodies and white goods and (ii) industrial scrap, which is essentially factory steel cookie cutouts, steel turnings, and even scrap generated by the Company’s production processes themselves. In Brazil the use of scrap in the electric arc furnaces varies between obsolescence scrap and industrial scrap as follows: industrial, between 30.0-40.0%; obsolescence, between 70.0-60.0%. The North American plants use mainly industrial scrap.

Gerdau has purchasing power in all regions of Brazil. It operates scrap yards in its mills and in strategically situated locations. To make the purchase in more distant locations viable, it uses moving presses, which are moved to the suppliers, crushing the scrap for subsequent transport.

The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. The southeast region is the most industrialized in the country, generating the greatest volume of scrap. Due to the concentration of players in this region, the competition is most intense.

Gerdau Metálicos is the main division that supplies scrap, pig iron, coal and iron ore to the industrial units, and is the Latin American leader in steel scrap recycling. It reuses millions of tonnes of Brazilian scrap every year, accounting for significant gains through increasingly competitive operating costs.

Gerdau Metálicos has stowage yards (collection points) for scrap in strategic locations throughout Brazil and uses several mobile presses that travel the country, relying on processing equipment like presses, scissor presses and mobile scissor presses preparing scrap for transportation to its mills. Every Gerdau Metálicos industrial unit has a recycling yard with state-of-the-art equipment to process scrap using presses and stationary and mobile shears. The Company also has five shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro, capable of processing 200 car bodies of chopped up scrap.

The price of scrap in Latin America (excluding Brazil) varies according to demand, transportation costs and by region. There are approximately 295 steel scrap suppliers in Chile, more than 250 suppliers in Uruguay, more than 3,800 in Colombia, 36 in Peru and 60 in Venezuela.

Steel scrap is Gerdau Ameristeel’s primary raw material. Steel scrap is a commodity, which availability varies according to economic activity, seasonability, export levels, and price fluctuations. Gerdau Ameristeel’s Jackson, Jacksonville, St. Paul, Wilton, Whitby, Midlothian and Petersburg mills all have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from Manitoba Metals Recycling and the North Dakota scrap collection and processing yards. Gerdau Ameristeel has a total of 19 scrap recycling locations, although given that not all of the scrap that it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and aggregate scrap.

All of Gerdau Ameristeel’s production facilities in North America are mini-mills where results of operations are closely linked to the cost of steel scrap and scrap substitutes, the primary mini-mill input. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. Approximately half of all steel products in North America are currently made in electric arc furnaces using steel scrap. Prices for steel scrap are subject to market forces largely beyond the Company’s control including demand by U.S. and international steel producers, freight costs and speculation. Increasing world wide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. The combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in prices which are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs.

Corporación Sidenor does not maintain long-term contracts with scrap suppliers and has more than 70 scrap suppliers with the main type of scrap used in the Spanish operations being industrial.

Pig Iron and Sponge Iron

Brazil is an exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil, is an important component of the metallic mix for production of steel in the mills. In Brazil, the price of pig iron is related to internal and external demand to the cost of charcoal, the most volatile cost item in the production of pig iron. The Company produces sponge iron at its industrial plant in the state of Bahia (Gerdau Usiba), the entire production of which is used internally to manufacture steel products.

The Company does not have any Brazilian contracts for the supply of pig iron, negotiating amounts and delivery conditions directly with suppliers. The price of pig iron may fluctuate in line with its international market price, given that a large portion of production in Brazil is exported.

Scrap availability is a major factor in Gerdau Ameristeel’s ability to operate. Sponge iron, and pig iron can be a substitute for a limited portion of the steel scrap used in electric arc furnace steel production. Gerdau Ameristeel does not employ significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties in the Beaumont facility, and to manufacture certain special sections.

Gerdau also consumed pig iron from Margusa, a solid pig iron producer owned by the Company until December 28, 2007, in the Northeast of Brazil located close to the maritime port facilities, with an annual installed plant capacity of 210,000 tonnes. Gerdau used Margusa’s output to supply its plants in the Northeast of Brazil, although a smaller quantity has been exported to some foreign Gerdau steel units. On December 28, 2007, Gerdau S.A. exchanged all of their Margusa shares for all of the shares of Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda (Aplema). Among Aplema’s assets is a solid pig iron producer with an annual installed capacity of 230,000 tonnes of pig iron located in the State of Minas Gerais. Part of the pig iron used at Gerdau’s mills is also sourced from other companies. In 2007, 20.0% of Gerdau Brazil’s mini-mills solid pig iron requirements were produced internally.

Iron Ore

Gerdau’s Brazilian operations use iron ore to produce pig iron at its Barão de Cocais and Divinópolis mills, in the state of Minas Gerais, and sponge iron at its Gerdau Usiba mill in Bahia. Gerdau Contagem and Margusa also use iron ore in order to produce solid pig iron. The Company has acquired iron ore from MBR, Companhia Vale do Rio Doce and other smaller suppliers located in the State of Minas Gerais near the ore mines.

Gerdau Açominas uses fine grain quality iron ore (sinter feed and pellet feed), which is transformed into sinter in a sinter unit, as its main metallic input in the steel production. Lump ore and iron ore pellets are directly loaded into the blast furnace to increase productivity. Raw material suppliers located adjacent to the plant reduce transportation and storage costs. The molten pig iron produced in the blast furnace is the main raw material used in the melt shop. In 2007, metallic inputs were composed of 82.6% of molten pig iron, 12.3% of steel scrap and 5.1% of solid pig iron.

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

Gerdau Açominas’ important raw materials and inputs also include coking coal. Coal is used in the production of coke, the main reduction agent for sinter, iron ore and pellets, in the blast furnace. Pulverized Coal Injection (PCI) is also used to reduce consumption, increase productivity and consequently the cost of pig iron. At the steel works, ferroalloys are used for the production of steels with special characteristics. Oxygen, nitrogen and argon are also used in some processes and supplied by an on-site company. The gas resulting from the production of coke, pig iron and steel, having been cleaned, is used as fuel for several processes and while also generating electric power for the plant.

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

In the case of a power outage, there are no alternative supply options available at most Gerdau mills due to the high volume and tension required for the operation of these plants. In such cases (as occurred in 2001, in Brazil, when the federal government set targets for reducing consumption), the measures and their consequences are discussed with the respective energy concessionaires while operating capacity is kept at emergency levels to protect staff and equipment.

In the event of rationing, decisions and procedures will be implemented by the Brazilian government’s regulatory agency. These may have a materially adverse impact on the Company’s results, with a consequent reduction in production in the light of the availability of electricity and readjustments to delivery schedules. Although such problems are not common in Brazil, some small Gerdau units may choose, as an alternative, to use generators to compensate for the shortage of energy. During the 2001 period of electric power rationing, Gerdau overcame the crisis by reallocating production among its several industrial units and by rationalizing the use of electricity. These measures resulted in efficiency and productivity gains which were incorporated into the production process after the critical period ended.

In terms of natural gas, the units of Rio Grande do Sul, Paraná and São Paulo are supplied by imported natural gas, through GASBOL (Brazil-Bolivia Pipeline), whereas the other units are supplied by domestic natural gas. In the event of natural gas rationing, it would be possible to adapt the equipment for use of fuel oil and LPG (Liquefied Petroleum Gas).

Energy Requirements

Overview

Steel production is an energy intensive process, especially in EAF mills. Electric energy and, to a lesser extent, natural gas used especially in mills to re-heat billets, are important components of steel production costs.

Brazil

Steel production is a process that consumes large amounts of electric power, especially in electric arc mills. Electric energy constitutes an important cost in the production process, along with natural gas consumption, which is utilized in furnaces to re-heat billets in rolled steel production.

In Brazil, the Company’s units have had long-term relationships with suppliers of electric energy and do not depend on a single contract. Energy is currently supplied to the Company’s industrial units under two types of contracts:

Contracts within the Regulated Contractual Environment in which the Company is a “Captive Consumer,” exist at the following units: Riograndense, Gerdau Aços Especiais Brazil, Guaíra, Usiba and Açonorte. They involve state-owned companies or holders of public government concessions. In these contracts, demand and consumption are negotiated between the parties and the rates are defined by ANEEL.

Contracts within the Contractual Environment in which Gerdau is a “Free Consumer” are utilized at the following units: Araçariguama, Cosigua, Cearense, Ouro Branco, Divinópolis and Barão de Cocais. These units have energy purchasing agreements directly with electric power generating companies and/or sellers, with prices that are defined and adjusted according to rules that are pre-established by the parties. The transmission and distribution rates are regulated by ANEEL and revised annually. Ouro Branco generates approximately 70.0% of its energy needs internally, using gases generated in the steel-making process. This keeps its exposure to the energy market significantly lower than that of the mini-mills.

Gerdau Açominas’ generating capacity was increased by 50.0% in 2007, within the unit’s expansion project. Construction of the Caçu and Barra dos Coqueiros hydroelectric power plants in the state of Goiás is also currently underway, with a total of 155MW of installed capacity. These power plants are expected to begin operations in early 2010, making all their power available to the units located in the southeast region of Brazil.

The supply of natural gas to all units is regulated and performed under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to a supply of natural gas.

North America

In North America, there are two kinds of energy markets: regulated and deregulated. In the regulated market, agreements are established with local electric power concessionaires and the rates are defined for each region. In the deregulated market, the price of power can change every 5 minutes (spot market price) to reflect the actual cost of electric energy production. Although deregulation of both the natural gas and wholesale electricity markets may create opportunities to reduce costs as a result of market competition, the prices of both these forms of energy have recently become more volatile and may remain so. The Company has no long-term agreements with natural gas suppliers and are, therefore, subject to market variations and price fluctuations.

Other

In Chile, Peru, Colombia and Uruguay, both electric power and natural gas are purchased under long-term agreements. In Colombia, the electricity and natural gas agreements were renewed in 2006. In Chile, Gerdau AZA renegotiated its electric power agreement in 2008 and has used Diesel oil instead of natural gas in the billet reheating furnaces for rolled steel production during rationing periods in Argentina (peak hours in winter).

In Spain, the market is undergoing a process of deregulation, and the large consumers of electricity are expected to begin purchasing the same exclusively in the free market in 2008.

The Company is analyzing alternatives for generating power internally in house in all the countries where it operates.

Concession Agreements

In March of 2007, ANEEL transferred the concession for a hydroelectric complex to the Company’s controllers, Gerdau Aços Longos (Concession Agreement no. 089/2002). The concession is for the production of electric power in the Caçu and Barra dos Coqueiros complex consisting of two hydroelectric power plants to be built at Rio Claro, between the towns of Caçu and Cachoeira Alta, in the southeast region of the state of Goiás.

The project will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros with 90 MW). The Company expects construction to be completed in early 2010, at an estimated investment of $250 million.

In February of 2008, ANEEL transferred to the Gerdau Group the concession to generate electric power at the São João - Cachoeirinha hydroelectric complex, composed of two hydroelectric power plants to be built on the Chopin River, in the towns of Honório Serpa and Clevelândia, in the State of Paraná. The project will have 105 MW of installed power (São João with 60 MW and Cachoeirinha with 45 MW) and construction should be concluded in early 2011. The investment is estimated at $ 173 million.

Transportation

Transportation costs are an important component of most steel-mill businesses and represent a significant factor in maintaining competitive prices in the export market. The mills in Brazil and North America are strategically located. It is the Company’s belief that the proximity of its mills to the sources of raw material and to the principal consumer markets gives the Company a competitive advantage in serving its customers and in obtaining competitive supply costs.

In North America and Brazil, the Company depends on highway freight to receive raw materials and to deliver its steel products. Therefore, the Company has developed long-term relationships with specialized freight carriers to ship its steel products. In addition, as part of its logistics strategy, the Company has acquired an interest in MRS Logística, Brazil’s principal railway company, which operates the railroad connecting São Paulo and Rio de Janeiro, Brazil’s main economic centers. The Company believes that its knowledge of the freight market plus its proximity to its customers will enable it to enjoy more advantageous shipping costs, compared with other shipping alternatives available in the market. Since the Company has steel mills located in all the geographic regions of Brazil, it can easily deliver its products at lower freight costs than those of its competitors, which operate with a smaller number of installations. The Ouro Branco steel mill, for example, which is located in a region of the state of Minas Gerais rich in iron ore and near its main economic centers, is served by a vast network of highways and railroads, including Ferrovia Centro-Atlântica S.A., the Estrada de Ferro Vitória-Minas Railroad and MRS Logística’s railroads.

The Company’s steel products are shipped by train, truck and boat to customers throughout Brazil. Most of the Company’s exports are shipped by highway or railroad to port terminals and sent directly to customers. The Company utilizes port terminals in more than 20 cities with maritime ports along Brazil’s coast, but most of its exports are shipped from its steel-making installations at the Port of Praia Mole, in Vitória, in the state of Espírito Santo, and its terminal in Salvador, in the state of Bahia. The Port of Praia Mole, which the Company operates jointly with the Usiminas and Arcelor Mittal steel companies, is considered the most efficient and productive port in Brazil and was built specifically to export steel products and import raw materials, such as coke-producing coal. The Company’s installations at the Port of Praia Mole consist of two terminals-one for exporting and one for importing.

In North America, competition among non-regional steel producers is limited by the high cost of freight in relation to the value of the steel products. The proximity of customers in relation to product inventories, together with the competitive freight costs and low-cost manufacturing processes, are essential elements in maintaining profit margins.

Quality Control

The Company utilizes a quality control system that was developed in house, which applies tests in relation to product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies are available to guarantee the Company’s high standards of quality. The Company’s specialists make random visits to its customers to check on the quality of the products exported by the Company and thus guarantee user satisfaction in relation to products purchased indirectly.

In Brazil, nine of the Company’s industrial installations, including the Ouro Branco and Gerdau Aços Especiais Brazil steel mills, have ISO 14000 certification. In addition, AZA, in Latin America, and 13 installations in North America also have ISO 14000 certification.

THE STEEL INDUSTRY

Overview of International Steel Industry

The world steel industry is composed of hundreds of steel producing installations and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills.”   Integrated steel mills normally produce steel from iron oxide, extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Semi-integrated steel mills produce steel by melting scrap steel, occasionally complemented by other metals, such as direct-reduced iron or hot-compressed iron in electric arc furnaces.

In the past fifteen years, total annual crude steel production has grown from 728 million tonnes in 1993 to 1,322 million tonnes per year in 2007, an average annual increase of 4.3%. A large part of that growth occurred after 2000.

The main factor responsible for the increase in the demand for steel products has been China. In less than three years, China has become the world’s largest steel market, consuming as much as the U.S. and Europe combined.

Crude Steel Production (in million tonnes)

Source:  IISI/World Steel Figures 2007

China is undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has also contributed to increased demand for steel. Steel prices have risen sharply over the past four years and steel producers have sought to meet China’s increased demand for steel products with investment programs designed to increase installed capacity. China is currently the world’s biggest producer of steel, with production of 489.2 million tonnes of crude steel in 2007.

Crude Steel Production by Country

Source: IISI/World Steel Figures 2007

China has been increasing its production in spite of government efforts to limit excess capacity. Even though China became a net exporter of long steel in 2006, its production has not yet affected international prices, since demand is still strong in the major steel markets.

At the beginning of 2004, the worldwide steel supply-and-demand relationship achieved a positive balance on the supply side. With China’s economic growth fueling world demand for steel and raw materials, conditions in the steel industry changed drastically for the better in 2004. Since China’s steel production began to grow at a very accelerated rate, the world steel industry has witnessed an unprecedented increase in the cost of scrap metal and steel prices have greatly exceeded their historic highs.

Recently, the world steel industry has undergone an intense process of consolidation. In 1990, the world’s five biggest steel producers represented 12.3% of total production and in 2007, 62.8%. If China is excluded from the sample, the leap woul have been: in 1990, that number was equal to 13.4%, and in 2007, equivalent to 47.1%.

The Brazilian Steel Industry

Overview

Since 1940, steel has been of vital importance to Brazil’s economy. For approximately 50 years, the Brazilian government maintained a monopoly in the production of flat steel products via the state-owned company Siderurgia Brasileira S.A.—SIDEBRÁS. But the Brazilian government did not have a monopoly of the non-flat steel products industry, traditionally composed mainly of small private companies. The principal integrated producers of flat steel products operated as semi-independent companies under the control of SIDEBRÁS. During the 1970s, the government invested heavily to give Brazil a steel industry capable of fueling the country’s industrialization process. After a decade of practically no investments in this industry, the government selected steel as the first industry to be sold in the privatization process that began in 1991.

Brazil, with its high installed capacity and tradition as a world steel exporter, has consistently exported a substantial portion of its production. Sales of Brazilian steel products totaled 30.9 million tonnes in 2007, 30.0 million tonnes in 2006, and 28.6 million tonnes in 2005, exceeding domestic demand of 22.0 million tonnes in 2007, 18.5 million tonnes in 2006, and 16.8 million tonnes in 2005 by 8.9 million tonnes, 11.5 million tonnes, and 11.8 million tonnes, respectively.

Brazil has performed an important role in the export market, principally as an exporter of crude steel (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of crude steel totaled 5.1 million tonnes in 2007, 5.7 million tonnes in 2006, and 6.0 million tonnes in 2005, representing 49.5%, 45.2%, and 47.6% of Brazil’s total exports of steel products, respectively.

In 2007, the Brazilian market continued its expansion seen in 2006, and Brazil was the world’s 9th largest producer of crude steel, with a production of 33.8 million tonnes, a 2.5% share of the world market and half of the total steel production in Latin America in 2007. This was equivalent to approximately twice Mexico’s production and a third of U.S. production.

The civil construction industry continued to be the main driving force behind the expansion in 2007, supported by various other factors, such as government measures to reduce the tax burden, keep inflation under control and increase population income, resulting in more jobs and lower interest rates. The agro-industrial sector has been recovering from the effects of Asian flu, poor harvests and the low commodity prices, while the industrial sector continued to have sustained growth.

Participation of the principal industries as end-users of long-steel products

Source: IBS

Domestic demand

Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies according to the gross domestic product, or GDP, variations in steel consumption tend to be more accentuated than changes in economic activities. Per capita crude steel consumption in Brazil increased from 100 kilos in 1999 to 129 kilos in 2007, which is still considered low when compared to the levels seen in developed countries.

In 2005 and 2006, the Brazilian GDP grew 2.9% and 3.7%, respectively, due mainly to a more restrictive monetary policy. Between 2005 and 2006, total steel sales in the domestic market increased 9.2%, from 16.1 million tonnes to 17.5 million tonnes. Sales of long steel products totaled 6.9 million tonnes in 2006, representing a growth of 10.3% in relation to the previous year. But between 2006 and 2007, total steel sales in the domestic market increased 17.2%, from 17.5 million tonnes to 20.5 million tonnes. Sales of long steel products totaled 8.1 million tonnes in 2007, a growth of 16.9% in relation to the previous year.

Market participants

In 2007, the steel industry in Brazil was composed of primarily ten companies. The industry’s annual installed capacity in 2006 was approximately 41.2 million tonnes, producing a variety of flat, long, carbon, stainless and special steel products. Eight out of the ten companies were integrated producers and two were semi-integrated producers, which utilize the integrated production of steel in just some of their mills.

The Brazilian steel market is highly competitive. The following table shows the major Brazilian steel companies and their share of the Brazilian long steel market:

Long-steel market share – Brazil (%)

	Fiscal year ending December 31,
	2007		2006

Gerdau	52.1	*	46.9

ArcelorMittal Brazil	35.5		36.7

V&M do Brasil	6.2		6.2

Barra Mansa	5.5		5.6

Other	0.7		4.6

Total	100.0		100.0

*Includes Aços Villares

Source: IBS

In the domestic market, Gerdau Açominas is practically an exclusive supplier to specific customers, and the principal competitors in this sector are the Europeans and, to a lesser degree, the Japanese.

The following table shows the major companies and their share of the Brazilian crude steel market:

Brazilian producers of crude steel (%)

	Fiscal year ending December 31,
	2007	2006

ArcelorMittal Brasil (1)	30.3	30.8

Usiminas + Cosipa (2)	25.7	28.4

Gerdau	21.6	22.6

CSN	15.7	11.3

Other	6.7	6.9

Total	100.0	100.0

Source: IBS

(1) Arcelor S.A. controls CST, Belgo and Acesita.

(2) Usiminas and Cosipa are part of the Usiminas Group.

Exports and Imports

In 2007, Brazilian steel exports totaled 10.3 million tonnes, representing 33.4% of total sales (domestic sales plus exports) or $ 6.5 billion in export revenue. According to the IISI, in 2007, Brazil was the tenth largest exporter of semi-finished and finished steel products in the world. Brazil is a small importer of steel products. Its steel imports in 2007 totaled only 1.7 million tonnes, or 7.3% of apparent domestic consumption. In 2007, Brazil recorded a positive balance in steel transactions of $ 4.7 billion and a total positive commercial balance of $ 40.2 billion.

In the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclic demand, and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has been lower than total supply (total production plus imports).

Production and Apparent Demand for Crude Steel (in million tonnes)

Source: IBS

Production and Apparent Demand for Long Steel (in million tonnes)

Source: IBS

Brazil’s steel-exports market is diversified. Latin America, Europe and Asia were its main import markets, representing 32.1%, 21.1% and 20.3% of all Brazilian steel exports, respectively, in that year. Among North American countries, the U.S. was the main destination, representing 19.0% of all Brazilian exports. The five biggest markets together corresponded to 44.7% of Brazilian steel exports in 2007.

In 2007, Brazil’s steel imports totaled 1.6 million tonnes, or 7.3% of domestic apparent consumption. In 2007, Brazil imported 338.7 thouansd tonnes of long steel products.

Raw materials

One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore in Brazil is approximately one third the cost of iron ore in Japan, Eastern Europe, the U.S. and South Korea.

In Brazil, most of the scrap metal utilized by the steel mills comes from the state of São Paulo. Its suppliers deliver scrap metal originating from obsolescence directly to the steel mills. The Brazilian steel industry’s dependency on scrap metal is minimal, due to the high percentage of total steel production coming from integrated producers.

Brazil is a net producer of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by several small producers. In Brazil, the price of pig iron is related to the cost of charcoal, an important input and the most volatile component in pig iron’s production cost. When the price of charcoal is high, coking coal can be used as a substitute and, although more expensive, it produces more pig iron. Practically all the coking coal is imported because domestic supplies are considered low quality.

The Steel Industry in North America

Overview

The North American steel industry is currently facing a variety of challenges, including volatile pricing, high fixed costs, low-priced imports, the diminution of the effect of U.S. tariffs and challenges to the industry’s ability to attract new management talent. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.

Beginning in mid-2000 and continuing through 2002, the North American steel industry experienced a severe downward cycle due to excess global installed capacity, high import levels at low prices, including prices that were below the combined costs of production and shipping, and weak general economic conditions. These forces resulted in lower U.S. steel prices and significant domestic capacity closures. Prices for many steel products reached 10-year lows in late 2001 and several U.S. steel companies sought protection under Chapter 11 of the U.S. Bankruptcy Code since the beginning of 2000. In response to these conditions, in March 2002, President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. The duties were imposed for a period of three years and were to decrease each year they were in effect. For flat rolled products and various merchant and special bar quality products, the tariff was set at 30.0%, 24.0% and 18.0% for the first, second and third year, respectively. For rebar products, the tariff was set at 15.0%, 12.0% and 9.0% for the first, second and third year, respectively. On November 10, 2003, the World Trade Organization (WTO) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.

Consolidation

The North American steel industry has recently experienced some consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Tricô Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in December 2002 significantly consolidated the market. The Company’s acquisition of the North Star assets from Cargill, Incorporated in November 2004, the acquisition of Sheffield Steel in 2006 and of Chaparral Steel in 2007 contributed to this consolidation trend.

Raw Materials

Prices for steel scrap are subject to market forces largely beyond producers’ control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices which are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs.

Competition

Overview

The steel market is divided into manufacturers of flat steel products, long steel products and specialty steel. The main areas in which the Company operates are:  (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery and agricultural implements, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural facilities and reforestation projects. In North America, the Company also supplies customers with special sections, including elevator guide rails and super light beams. The Company also provides its customers with higher value-added products at 57 rebar fabricating facilities (12 service centers in Brazil branded Armafer, 12 units in Latin America and 33 fabrication shops in North America) and flat steel service centers (four in Brazil).

World common long rolled steel demand is met principally by steel mini-mills and, to a significantly lesser extent, by integrated steel producers. Shipping, freight and demurrage costs are a major barrier to imports, and since the Company operates in Brazil primarily in the common long rolled product business where profit margins are relatively small, the incentive for foreign competitors to enter the Brazilian market is low. In the Brazilian market, no single company competes against the Company across its entire product range. The Company believes that its business diversification and decentralization provides a competitive edge over its major competitors where operations are more centralized.

Competitive Position – Brazil

The Brazilian steel market is very competitive. For the year ended December 31, 2007, the Company was the largest Brazilian long steel producer with a 51.8% market share according to the IBS. ArcelorMittal Belgo was the second largest producer in Brazil for the year ended December 31, 2007 with roughly 35.8% of the market.

The following table sets forth the Company’s main competitors and market share in the Brazilian long steel market:

Long Steel Sector Market	Year ended	Year ended
Share Brazil	December 31, 2007	December 31, 2006

Gerdau	51.8%*	46.9%

ArcelorMittal Belgo	35.8%	36.7%

V&M do Brasil	6.1%	6.2%

Barra Mansa	5.5%	5.6%

Other	0.8%	4.6%

Total	100.0%	100.0%

*Includes Aços Villares

Source:  IBS

In the domestic market, Gerdau Açominas is almost an exclusive supplier to well-defined and loyal customers, that have been purchasing from it regularly for over ten years. There is intense competition between the Company and CST (Companhia Siderúrgica de Tubarão), a subsidiary of Arcelor Mittal, in the slab market. In the international market, Gerdau Açominas, in its export markets, faces strong competition in the commercial quality products line from Eastern Europe (CIS) and China. The main competitors in the high quality products segment are Europeans and, to a lesser extent, the Japanese. The Company is a strong player due to its great experience, the high quality of its services and products and its low production costs. Gerdau Açominas has a diversified list of traditional customers all over the world.

The following table sets forth the Company’s main competitors and market share in the Brazilian crude steel market:

	Year ended	Year ended
Brazilian Crude Steel Producers	December 31, 2007	December 31, 2006

TOTAL	100.0%	100.0%

ArcelorMittal Brasil (CST+ Belgo + Acesita)(1)	30.3%	30.8%
Usiminas + Cosipa(2)	25.7%	28.4%

Gerdau	21.6%	22.6%

CSN	15.7%	11.3%

Other	6.7%	6.9%

Source:  IBS

(1)           Arcelor S.A. controls CST, Belgo and Acesita.

(2)           Usiminas and Cosipa are part of the Usiminas group.

Principal Markets in which the Company Competes

The three main markets in which Gerdau operates are: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery and agricultural implements, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural facilities and reforestation projects. In North America, Gerdau Ameristeel Manitoba also supplies customers with special sections, including elevator guide rails and super light beams. Gerdau provides its customers with higher added value products at 56 fabricated reinforcing steel facilities – fabrication shops (12 Armafer service centers in Brazil, 11 in Latin America and 33 fabrication shops in North America) plus seven fab shops joint ventures (six in United States and one in Chile) and four flat steel service centers in Brazil.

Competitive Position – Global

Outside Brazil, and notably in North America, the Company’s subsidiary Gerdau Ameristeel has increased its market share through acquisitions. The Company has progressively increased its share in the North American market and is currently the second largest North American long steel producer with annual nominal capacities of 10.0 million tonnes of crude steel and 10.4 million tonnes of rolled products, according to the Company’s statistics.

Gerdau Ameristeel’s geographic market encompasses the eastern two thirds of Canada and the U.S., predominantly the eastern seaboard, the Southeast and the Midwest U.S. Gerdau Ameristeel experiences substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars, and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mills and merchant bar deliveries are generally concentrated within 500 miles. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

Principal competitors to Gerdau Ameristeel include Commercial Metals Corporation, Nucor Corporation, Steel Dynamics Inc., Mittal Inc., Bayou Steel Corporation and Ivaco, Inc. Gallatin Steel, which produces flat rolled sheet, competes with numerous other integrated and flat rolled mini-mill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from competitors due to its large scale production, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. Gerdau Ameristeel believes it produces one of the largest ranges of bar products and shapes. Its product diversity is an important competitive advantage in a market where many customers seek to fulfill their requirements from a few key suppliers.

In Chile, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of imports. The Company estimates that Gerdau AZA share of the domestic long steel market to be about approximately 31%.

In Uruguay, Gerdau Laisa’s main competitors are two local rolling mills in addition to imports from Brazil, Argentina and Eastern Europe. The Company estimates that Gerdau Laisa has an 80.0% share of the steel long products market in Uruguay.

The Company estimates that Sipar has 19.0% of the Argentinean market and has more than 1,000 clients. The Argentinean company sells its products directly to the end-users (construction companies and industries) or through distributors.

The Company estimates that Diaco and Sidelpa have a 39.0% stake in the Colombian steel market. The companies sell their products through more than 225 distributors and have more than 2,700 clients (end-users) that are combined into the following markets: civil construction, industry and others.

Technology

Due to the specialized nature of its business, Gerdau Aços Especiais Brazil, the Company’s specialty steel unit, is constantly investing in technological upgrading and in research and development. This unit is active in the automotive segment and maintains a research and development department responsible for new products and the optimization of existing processes. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical procedures for improving the assessment of process variables, and “Quality Function Deployment”, a methodology through which the technicians are able to identify the full spread of customer requirements. In the other plants, production and quality teams are responsible for developing new products to meet customer and market needs.

As is common with mini-mill steel makers, the Company usually acquires technology in the market rather than developing new technology through intensive research and development, since steel-making technology is readily available for purchase.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment the Company uses. Such suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

Insurance

The Company maintains insurance coverage in amounts that it believes adequately covers the principal risks of its operating activities. The Company has contracted insurance for its Ouro Branco mill against operational losses, which covers amounts of up to approximately $3.9 billion, including material damage to installations ($3.1 billion as of December 31, 2007) and losses of gross revenues ($807 million as of December 31, 2007), such as halts in production arising from business interruptions caused by accidents for a period up to twelve months after the operations are interrupted.  The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2008. The Company’s mini-mills are covered against named risks under various policies.

 Trade Investigations and Government Protectionism

Over the past several years, exports of steel products from various companies and countries, including Brazil, have been subject to antidumping, countervailing duties and other trade-related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies’ ability to access such importing markets. To date, however, such investigations have not had a significant impact on the Company’s export volume.

Mine Exploitation Permission

The Company’s mining operations are subject to government concessions, and its mining activities are subject to the limitations imposed by the Brazilian Federal Constitution, the Brazilian Mining Code and the laws, rules and regulations promulgated pursuant thereto. Under the concession agreements, the Company was granted permission to exploit the mines located at Miguel Bournier, Várzea do Lopes, Dom Bosco and Gongo Soco, in the state of Minas Gerais, for as long as there are reserves therein. The Brazilian Mining Code and the Brazilian Federal Constitution impose on companies which conduct mining activities, such as us, requirements relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of health and safety of local communities where the mines are located

C. ORGANIZATIONAL STRUCTURE

Gerdau Group

Gerdau S.A. is a non-operational holding company (since November, 2003 when Gerdau S.A.’s Brazilian assets were transferred to Açominas, creating Gerdau Açominas S.A.) controlled by a holding company, Metalúrgica Gerdau S.A. As of December 31, 2007, Gerdau S.A. consolidates the results of the following operating companies: Gerdau Ameristeel Corporation (USA/Canada) and its subsidiaries, Gerdau Açominas S.A. (Brazil) and its subsidiaries, Gerdau Aços Longos S.A. (Brazil) and its subsidiaries, Corporación Sidenor S.A. (Spain) and its subsidiaries, Gerdau Aços Especiais S.A. (Brazil) and its subsidiaries, Gerdau Comercial de Aços S.A. (Brazil), Empresa Siderúrgica del Perú S.A.A. (Peru), Diaco S.A. (Colombia) and  subsidiaries, Gerdau Laisa S.A. (Uruguay), Gerdau Chile Inversiones Ltda. and subsidiaries, Sipar Gerdau Inversiones S.A. and subsidiaries, Siderúrgica Zuliana, C.A., Siderúrgica del Pacífico S.A. and Seiva S.A. – Florestas e Indústrias (Brazil) which operates in the forestry business.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investment in Dona Francisca Energética S.A., in which the Company owns a 51.82% stake and the investments in Indústrias Nacionales (INCA) in Dominican Republic through Multisteel Business Holdings in which Gerdau has a 49% stake are accounted in the Company’s financial statements using the equity method.

Significant Subsidiaries

General

The table below shows the main consolidated companies and investments controlled directly or indirectly by Gerdau on December 31, 2007:

	Percentage interest (%)
	2007	2006

Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Chaparral Steel Company (USA)	65	—
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	65
Pacific Coast Steel Inc. - PCS (USA)*	36	36
Gerdau Açominas S.A. (Brazil)	92	89
Gerdau Aços Especiais S.A. (Brazil)	92	89
Gerdau Aços Longos S.A. (Brazil)	92	89
Gerdau América Latina Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	92	89
Diaco S.A. (Colômbia)	57	57
Gerdau GTL Mexico, S.A. de C.V. (Mexico) and its subsidiaries	100	—
Siderurgica Tultitlan S.A. de C.V. (Mexico)	100	—
Ferrotultitlán, S.A. de C.V. (Mexico)	100	—
Arrendadora Valle de Mexico, S.A. de C.V. (Mexico)	100	—
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98 98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil)	—	89
Paraopeba - Fundo de Investimento Renda Fixa (Brazil)	95	95
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	90	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. (Spain) and its subsidiaries**	40	40
Sidenor Industrial S.L. (Spain)	40	40
Forjanor S.L. (Spain)	40	40
GSB Aceros S.L. (Spain)	—	40
Aços Villares S.A. (Brazil)	23	23
Empresa Siderúrgica del Peru S.A.A. – “Siderperu” (Peru)	83	83
Siderúrgica Zuliana C.A. (Venezuela)	100	—

* Gerdau Ameristeel holds an interest of 55% in PCS, and the Company holds an interest of 65% in Gerdau Ameristeel. Therefore, the Company’s indirect interest in PCS is 36% and PCS is being consolidated by Gerdau Ameristeel which in turn is consolidated by the Company.

** The Company considers Corporación Sidenor a variable interest entity (“VIE”) as defined by FIN 46(R).

In November 2007 Gerdau made a formal offer to the Açominas Employees Club (CEA) that was accepted for the acquisition of 100% of the shares held by members of the CEA in the Gerdau Group companies Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., in the amount of 2.89% of the capital stock of each of these companies. Gerdau S.A. will pay R$675 million in 36 equal monthly installments, adjusted to 102% of the variation of the Brazilian Interbank Deposit Certificate rate (CDI).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Chaparral Steel

On September 14, 2007, Gerdau Ameristeel acquired Chaparral Steel, for $86.00 per share in cash, or $4.22 billion. Chaparral Steel is the second largest producer of structural steel in North America and also a major producer of steel bars. It operates two mini-mills located in Midlothian, Texas and Dinwiddie County, Virginia. Chaparral has an annual installed capacity of 2.5 million tonnes of crude steel.

D&R Steel, LLC (D&R)

In July 2007, Gerdau Ameristeel acquired through its joint venture with Pacific Coast Steel, Inc. the assets of D&R Steel, LLC, a reinforcing steel contractor in Glendale, Arizona. D&R operates a reinforcing steel contracting business in Glendale that services the greater Southern Arizona marketplace including Phoenix, Scottsdale and Tucson. D&R has a fabrication facility with an annual capacity in excess of 30,000 tonnes per year.

Re-Bars, Inc.

In September 2007, Gerdau Ameristeel concluded the acquisition of Re-Bars, Inc. Located in Savannah, Georgia. Re-Bars  is a supplier of fabricated rebar with an annual installed capacity of approximately 2,000 tonnes.

Corsa Controladora, S.A. de C.V.

In October 2007, the Company signed a letter of intent for the acquisition of a 49% stake in Corsa Controladora, S.A. de C.V. (Mexico). Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Located in the city of Tlalnepantla, metropolitan region of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars) and has an annual installed capacity of 150,000 tonnes of crude steel and 300,000 tonnes of rolled products. The transaction was concluded on February 27, 2008.

Trefilados Urbina S.A. – Trefusa

In October 2007, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A. in which it has a 40% stake, concluded the acquisition of Trefilados de Urbina, S.A.-Trefusa (Spain), a producer of special cold drawn steels located in Vitoria.

Enco Materials, Inc

In October 2007, Gerdau Ameristeel announced the acquisition of Enco Materials, Inc. Enco is a leader in the commercial construction materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities with fabrication capacity of approximately 50,000 tons located in Arkansas, Tennessee, and Georgia.

Quanex Corporation

On November 19, 2007, Gerdau signed a definitive agreement to acquire Quanex Corporation, for $ 39.20 per share in cash. Quanex Corporation’s Board of Directors has unanimously approved the transaction and is expected to recommend to its shareholders that they vote in favor of the offer. The offer price values Quanex Corporation’s equity at approximately $1.458 billion. Quanex Corporation, through its MacSteel division, is the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States. It operates three mini-mills, located in Jackson,

Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has approximately 1,600 employees and an installed capacity of 1.2 million metric tonnes of crude steel and 1.1 million tonnes of rolled products per year. The acquisition agreement does not include Quanex’s Building Products business, which is a non steel related operation. Quanex has announced the spin-off of this business to its shareholders prior to the completion of the proposed acquisition. The transaction is expected to be concluded before the end of the first half of 2008.

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

Gerdau Aços Especiais and Corporación Sidenor

Gerdau Aços Especiais is headquartered in Charqueadas, state of Rio Grande do Sul and has a consolidated annual installed capacity of 2.5 million tonnes of crude steel, including the annual installed capacity of Corporación Sidenor, which has operations in Brazil and in Spain.

Corporación Sidenor produces specialty steel and has a market share of 9.8% in the European Union.

Gerdau Açominas

Gerdau acquired a stake in Açominas, together with NatSteel and the Açominas Employee’s Association in 1997. The Company increased its stake in Açominas, acquiring a controlling stake in 2001. Gerdau Açominas owns the Ouro Branco mill, located in the state of Minas Gerais. The Ouro Branco mill has an annual installed capacity of 4.5 million tonnes of crude steel and is responsible for 35.2% of Gerdau’s crude steel output in Brazil.

Gerdau Laisa

In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the largest long steel producer in Uruguay and has an annual installed capacity of 100,000 tonnes of crude steel and 80,000 tonnes of rolled products.

Gerdau AZA and Aceros Cox

In 1992, the Company acquired the AZA mini-mill in Chile with Gerdau AZA’s second mill beginning operations in January 1999. The two units, Renca and Colina, have a combined annual production capacity of 460,000 tonnes of crude steel and 450,000 tonnes of rolled steel. The difference in the output of crude steel and long rolled products is due to the Renca industrial unit Gerdau AZA continuing to operate old profile rolling mill equipment, which was not decommissioned following the start-up of the new plant in 1999. Although no official statistics are available in Chile, Gerdau AZA believes its share of the domestic long steel market to be approximately 31%. Gerdau AZA also sells its products through Aceros Cox.

Sipar

Gerdau entered the Argentine market in December 1997. Following the financial and corporate restructuring of its operations in Argentina due to the prevailing economic environment, the Company currently holds a 92.8% stake in Sipar, a rolling mill with an annual installed capacity of 260,000 tonnes.

Diaco and Sidelpa

On September 30, 2005, the Company concluded the acquisition of a 57.1% voting and total interest in Diaco, thus obtaining a controlling interest. Diaco is the largest producer of steel and rebar in Colombia. In January, 2008, the Company acquired an additional 40.3% stake in Diaco S.A., increasing its stake to 97.4%

On November 19, 2005, the Company met all the conditions precedent related to the acquisition of a 97.0% controlling interest in Sidelpa. Sidelpa is the only producer of specialty long steel in Cali, Colombia.

Diaco and Sidelpa have a combined annual installed capacity of 515,000 tonnes of crude steel and 650,000 tonnes of rolled products.

Siderperú

Siderperú is a long and flat steel producer with annual installed capacity of 540,000 tonnes of crude steel that was acquired in 2006. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and six rolling mills. Approximately 12% of its sales are of flat steel and the remaining 88% in long steel.

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

Currently, Gerdau Ameristeel has a nominal annual capacity of 10.0 million tonnes of crude steel and 10.4 million tonnes of rolled products. Gerdau S.A. holds a controlling interest of 66.5% in Gerdau Ameristeel. The Company is the second largest producer of long steel in North America and is listed on the Toronto Stock Exchange and the New York Stock Exchange, under the ticker symbols GNA.TO and GNA, respectively.

Grupo Feld

In March 2007, the Company acquired all of the capital stock of the holding company Grupo Feld S.A. de C.V., located in Mexico City, Mexico. Grupo Feld owns 100% of Siderúrgica Tultitlán, a long steel producing mini-mill located in the metropolitan area of Mexico City with an installed capacity of 350,000 tonnes of crude steel and 330,000 tonnes of rolled products.

Multisteel Business Holdings

In May 2007, the Company signed a strategic alliance with the shareholders of Multisteel Business Holdings Corp., a holding company headquartered in Santo Domingo, Dominican Republic. The Company has a 49% stake in the capital stock of the holding company Multisteel Business Holdings Corp. which holds 98.57% of the capital stock of Industrias Nacionales (INCA), a long steel rolling mill company with annual shipments of almost 400,000 tonnes of steel products.

Siderúrgica Zuliana

 In June 2007, Gerdau acquired SIZUCA – Siderúrgica Zuliana, located in Ciudad Ojeda, Venezuela. Sizuca owns a mini-mill which produces bars that reinforce concrete products. Sizuca has an annual installed capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled products.

Other Businesses

Dona Francisca Energética S.A.

Dona Francisca Energética S.A. (DFESA) is an operating hydroelectric power plant with a nominal capacity of 125 MW, located in Agudo, in the state of Rio Grande do Sul.

DFESA’s corporate purpose is to operate, maintain and maximize the use of the Dona Francisca Hydroelectric Plant’s energy potential.

Dona Francisca participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE), in accordance with contract CEEE/9700295 of March 13, 1997 and its amendments. After Gerdau S.A.’s acquisition of an additional stake in 2003, Dona Francisca Energética S.A.’s shareholders are now Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Desenvix (2.2%).

Margusa

Margusa – Maranhão Gusa S.A. has an annual installed capacity of 210,000 tonnes of pig iron. The mill is located 50 km from São Luis and 48 km from a maritime port. The acquisition is part of the Company’s strategy to ensure the supply of pig iron to its mills in the northeast of Brazil and for exporting any excess output to the North American units. This investment has guaranteed Gerdau’s presence in the important iron ore production center of Carajás, a strategic pig iron source with excellent logistics for supplying both domestic and export markets. On December 28, 2007, Gerdau S.A. and Grupo Gerdau Empreendimentos Ltda. exchanged all of their Margusa shares for all of the shares of Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda (Aplema).

Seiva S.A.

Seiva S.A. – Florestas e Indústrias is a reforestation company created in 1971. Seiva has pinus and eucalyptus forests, used for the cellulose industries.

D. PROPERTY, PLANT AND EQUIPMENT

Environmental Issues

Gerdau S.A believes it is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that might affect use of the fixed assets described below.

Facilities

Mills

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list showing the location, capacity and type of installation, as well as the types of products manufactured at December 31, 2007:

BRAZIL

	INSTALLED CAPACITY
PLANTS	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL	5,510	11,435	6,800
LONG STEEL
Açonorte	—	300	250	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Agua Funda	—	—	100	Rolling Mill	Rebar and merchant bars
Barão de Cocais (1)	330	350	200	Integrated/blast furnace, LD converter and rolling mill	Rebar and merchant bars
Cearense	—	200	160	EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	—	1,600	1,400	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis (1)	430	600	530	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	—	560	180	EAF mini-mill, rolling mill	Billet, rebar, merchant bars
Riograndense	—	480	520	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba (1)	—	560	430	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
São Paulo	—	900	600	EAF mini-mill, rolling mill	Billets and rebars
Contagem	240	—	—	Blast furnace	Pig iron
Margusa(2)	210	—	—	Blast furnace	Pig iron
AÇOMINAS
Ouro Branco (1)	4,300	4,500	970	Integrated with blast furnace	Billets, blooms, slabs, wire rod and heavy structural shapes
SPECIALTY STEEL
Piratini	—	390	490	EAF mini-mill, rolling mill	Specialty steels
Corporación Sidenor	—	995	970	EAF mini-mill, rolling mill	Specialty steels

(1)       While EAF (electric arc furnace) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or DRI (direct reduction iron) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

(2)       On December 28, 2007, Gerdau S.A. and Grupo Gerdau Empreendimentos Ltda. exchanged all of their Margusa shares for all of the shares of Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda (Aplema).

FOREIGN

	INSTALLED CAPACITY
PLANTS	PIG IRON/
	SPONGE	CRUDE	ROLLED
	IRON	STEEL	PRODUCTS	EQUIPMENT	PRODUCTS
EUROPE		1,150	1,220
SPECIALTY STEEL
Corporación Sidenor	–	975	825	EAF mini-mill, rolling mill	Specialty steels
GSB Acero		175	395	EAF mini-mill, rolling mill	Specialty steels
LATIN AMERICA	350	2,265	2,610
AZA	–	460	450	EAF mini-mill, rolling mill	Rebar and merchant bars
Laisa	–	100	80	EAF mini-mill, rolling mill	Rebar and merchant bars
Diaco	–	515	650	EAF mini-mill, rolling mill	Rebar, merchant bars, and special bar quality (SBQ)
Sipar	–	–	260	Rolling mill	Rebar and merchant bars
Siderperú	350	540	640	EAF mini-mill, rolling mill	Rebar, merchant bars and slabs
Sizuca		300	200	EAF mini-mill	Rebar
Tultitlán		350	330	EAF mini-mill, rolling mill	Rebar, merchant bars and slabs
NORTH AMERICA	–	9,955	10,350	-	-
Beaumont	–	590	730	EAF mini-mill, rolling mill	Quality rod products
Calverty City			300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	–	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars and special bar quality (SBQ)
Cartersville	–	780	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes and beams
Charlotte	–	370	325	EAF mini-mill, rolling mill	Rebar and merchant bars
Jackson	–	610	540	EAF mini-mill, rolling mill	Rebar and merchant bars
Jacksonville	–	730	710	EAF mini-mill, rolling mill	Rebar and wire rod
Joliet	–	–	70	Rolling mill	Merchant bars, medium structural channel and beams
Knoxville	–	520	470	EAF mini-mill, rolling mill	Rebar
Manitoba	–	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars and rebar
Perth Amboy	–	–	1,000	Rolling mill	Industrial quality rod products
Sand Springs	–	625	525
Sayreville	–	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	–	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars and special bar quality round bars
Whitby	–	900	730	EAF mini-mill, rolling mill	Structural shapes, rebar and merchant bars
Wilton	–	320	300	EAF mini-mill, rolling mill	Rebar and merchant bars
Texas	1,500	1,400	updated	updated
Virginia	1,000	1,000	updated	updated
GERDAU TOTAL	5,860	24,805	20,980	-	-

Mining Rights

Although the Company is primarly focused on the steel business, it has added to its business four mineral assets in order to have its own sources of minerals, through the acquisition of land and mining rights from the Votorantim Group. These mines are located in Miguel Bournier, Várzea do Lopes, Dom Bosco and Gongo Soco, near the Ouro Branco mill in the state of Minas Gerais.  Initial surveys indicate potential iron ore reserves of 1.8 billion tonnes to detail the full potential of the mines, which are intended to provide feedstock to the Ouro Branco mill.  The location of these mines in the state of Minas Gerais iron belt and in the vicinity of the Ouro Branco mill is expected to contribute to the long-term competitiveness of this unit.

Investment Programs

General

Gerdau approved, for the period between 2008 through 2010, approximately $6.4 billion in expansions and improvements in mills in Brazil and abroad.  Of this total, approximately 70% will be invested in mills in Brazil and the balance in mills abroad. Most of the investments will be made in the expansion of the integrated mill at Ouro Branco (Açominas), in which the installed capacity went from 3 to 4.5 million tonnes.  This increase in capacity began in November 2007.

The following tables contain the breakdown of investment plan in $ millions and in thousand tonnes by region:

$ millions	2008	2009	2010	TOTAL
BRAZIL	1,105	1,955	1,375	4,435
ABROAD	405	853	681	1,939
North America	183	338	264	785
Latin America	141	416	301	859
Europe	81	99	116	295
TOTAL	1,510	2,808	2,056	6,374

1,000 tonnes	CURRENT CAPACITY*	2008	2009	2010	NEW CAPACITY
BRAZIL
Crude steel	11,435	105	20	1,105	12,665
Rolling products	6,800	100	325	2,195	9,420
NORTH AMERICA**
Crude steel	9,955	—	—	225	10,180
Rolling products	10,350	—	—	90	10,440
LATIN AMERICA
Crude steel	2,265	630	165	955	4,015
Rolling products	2,610	265	225	580	3,680
EUROPE
Crude steel	1,150	—	150	100	1,400
Rolling products	1,220	—	95	—	1,315
TOTAL
Crude steel	24,805	735	335	2,385	28,260
Rolling products	20,980	365	645	2,865	24,855

* Installed capacity of SJK Steel Plant Limited (joint venture with Kalyani Group) is not included.

** Installed capacity of Chaparral Steel is included.

See “Item 5.A Operating Results – Capital Expenditures~for our capital expenditures for the last three years

Government Regulation and Other Legal Matters

Environmental Regulation

In all of the countries in which the Company operates, it is subject to federal, state and municipal environmental laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste handling and disposal.  The Company’s manufacturing facilities have been operating under the applicable environmental rules.  The respective permits and licenses require the satisfaction of various performance standards, which are monitored by regulatory authorities.  The Company employs a staff of experts to manage all phases of the Company’s environmental programs, and use outside experts where needed.  The Company works to insure that it operates in accordance with applicable environmental licenses and to maintain compliance in all material respects with applicable environmental laws, regulations, permits and licenses currently in effect.  When Gerdau acquires new plants it conducts an evaluation of possible environmental issues and prepares a work plan in accordance with the local authorities.

The steel production process generates air and water emissions, as well as solid wastes, which may pose environmental hazards.  The principal potential hazardous waste generated by current and past operations is electric arc furnace dust, a residue from the production of steel in electric arc furnaces.  The Company installs baghouse filter systems in all facilities where the Company produces steel, which ensure high levels of efficiency on dust filtration and retention.  The costs of collection and disposal of electric arc furnace dust are expensed as operating costs when incurred.  Environmental legislation and regulation at both the federal and state level over electric arc furnace dust in any jurisdiction could be subject to changes, which may increase the cost of compliance.  The Company believes that electric arc furnace dust generated in its current production processes is being collected, handled and disposed of in a manner that in all material respects meets all current federal, state and provincial environmental regulations.

In most countries both the federal and state governments have power to enact environmental protection laws and issue regulations under such laws.  In addition to those rules, municipal environmental laws and regulations may also be applicable.  Under such laws, individuals or legal entities whose conduct or activities cause harm to the environment are usually subject to criminal and administrative sanctions, as well as any costs to repair the actual damage resulting from such harm.  Individuals or legal entities that commit a crime against the environment usually are subject to penalties and sanctions that for individuals range from fines to imprisonment, and, for legal entities include suspension or interruption of activities and prohibition on entering into any contracts with governmental bodies.  The governmental environmental protection agencies usually may also impose administrative sanctions on those who do not comply with the environmental laws and regulations, including, among others:

•                  fines;

•                  partial or total suspension of activities;

•                  obligations to refund recovery works and environmental projects;

•                  forfeiture or restriction of tax incentives and benefits;

•                  closing of establishments or undertakings; and

•                  forfeiture or suspension of participation in credit lines with official credit entities.

During 2006, Gerdau Açominas and Gerdau Aços Longos, Brazilian subsidiaries of the Company evaluated seven of their operating sites for potential environmental impact caused by past operations.  The Company has concluded that past operations have caused environmental damage, mainly due to use and disposal of hazardous substances, and may be required by legal authorities to remedy those environmental damages in the future.  Based on assumptions of the extent of the potential damage and the related remediation process, the Company has made estimates to determine the amounts involved on data collection, investigation and determination of the actual environmental impact by past operations.  Such estimates amount to $16.5 million in 2007 ($13.7 million in 2006), and were recorded under “Other non-current liabilities”.  Those amounts may vary in the future, depending on the development of research and completion of the damage impact studies.

Brazilian Environmental Legislation

Our activities are subject to wide-sweeping Brazilian environmental legislation in the federal, state and municipal spheres governing, among other aspects, the dumping of effluents, atmospheric emissions and the handling and final disposal of dangerous waste, in addition to the obligation to obtain operating licenses for the installation and operation of potentially polluting activities.

The Brazilian environmental legislation foresees the imposition of criminal and administrative penalties on natural persons and legal entities whose conduct is characterized as an environmental crime or infraction, in addition to the civil obligation to repair the environmental damage they cause. In spite of the fact that we have never suffered any environmental penalties that could have a relevant impact on our business, any eventual environmental crime or infraction could subject us to penalties that include, among other things, the following:

•                  fines that, in the administrative sphere, could reach as high as R$50 million, depending on the violator’s economic capacity and past record, as well as the severity of the facts and prior history, subject to being doubled and tripled in the case of repeat offenders;

•                  suspension or interference with the respective enterprise’s activities; and

•                  loss of benefits, such as the suspension of government financing, inability to qualify for public bidding and tax incentives.

In addition, strict liability is applicable to environmental crimes, for a natural person and/or a legal entity. The environmental legislation also foresees the possibility of disregarding the legal status of a company’s controller whenever that status represents an obstacle for receiving restitution for harm caused to the environment.

In the civil sphere, environmental damage implies joint and several liability, as well as strict liability. This means that the obligation to repair the environmental damage may affect all those directly or indirectly involved, regardless of any proof of who is to blame. As a result, the hiring of third parties to intervene in our operations to perform such services as final disposal of solid waste does not exempt us from responsibility for any environmental damage that may occur.

Environmental Licenses

According to the Brazilian environmental legislation, the proper functioning of activities considered effectively or potentially polluting or that might, in some way, cause environmental damage, requires environmental licenses. This procedure is necessary both for the activity’s initial installation and operating phases as well as for its expansion phases, and these licenses must be renewed periodically.

The Brazilian Institute for the Environment and Renewable Resources (IBAMA) has jurisdiction to issue licenses for projects having a national or regional environmental impact.  In all other cases, the state environmental agencies have jurisdiction and, in the case of local impact, the municipal agencies have jurisdiction.

Environmental licensing of activities with significant environmental impacts is subject to a Prior Environmental Impact Study and respective Environmental Impact Report (EIA/RIMA), as well as the implementation of measures to mitigate and compensate for the environmental impact of the project. In the case of compensatory measures, the environmental legislation imposes on the project’s owner the obligation to set aside funds equivalent to at least 0.5% of the total estimated cost of installing the project to implement and maintain conservation units.

The environmental licensing process includes the issuance of three licenses, all of which must be renewed periodically: Pre-License (LP), Installation License (LI) and Operation License (LO). These licenses are issued in accordance with each phase of project implementation, and maintaining their validity requires compliance with the requirements established by the environmental licensing agency. Lack of an environmental license, regardless of whether or not the activity is actually harming the environment, is considered an environmental crime and an administrative infraction, subjecting the violator, for example, to the administrative penalty of a fine, which, on the federal level, could be as much as R$10 million (subject to being doubled or tripled in the case of a repeat violation) and suspension of activities.

Currently, our operations are in compliance with all the legal requirements related to environmental licenses. However, any delay or refusal on the part of the environmental licensing agencies to issue or renew these licenses, as well as any difficulty on our part to meet the requirements established by these environmental agencies during the course of the environmental licensing process, might jeopardize or even impair the installation, operation and expansion of new and current projects.

Areas of permanent forest preservation and legal reserves

Some of our activities, mainly those related to reforestation for the production of firewood utilized in our industrial units, are subject to the provisions of the Brazilian Forestry Code.

The Brazilian Forestry Code determines that some areas, because of their importance to preserving the environment and water resources, are considered areas of permanent preservation (APP) such as, for example, areas adjacent to rivers or natural or artificial reservoirs, and hilltops and hillside property with an incline steeper than 45°. Suppression of the vegetation existing in these areas can only occur in cases of public need or social interest, provided it is previously authorized by the proper environmental agencies.

In addition, the Brazilian Forestry Code obliges the rural property owner to restore and preserve, depending on the region where the property is located, from 20% to 80% of its area containing native forest. On property where the extent of native forest does not meet the minimum percentage of legal forest reserves, Provisory measure 2166-67/2001 establishes the obligation to perform gradual reforestation of at least 1/10 of the area necessary to complete the legal forest reserve percentage every three years until the percentage required for that location has been achieved.

Provisory measure 2166-67/2001 also establishes alternative methods of restoring the area of legal forest reserve, which can be adopted successively or cumulatively. These alternate methods constitute compensation measures, such as: the adoption of a system of condominiums consisting of more than one property; compensated by another area within the same microbasin or in the same hydrographic basin in the State; the leasing of an area under the system of forest public right-of-way; or the acquisition of quotas of forest reserve areas instituted for this purpose.

Material Effects of Government Regulation

Besides government regulations that apply to our industry in general, the Company is not subject to any specific regulations that materially adversely affect its business.

Financial Strength

In recent years, the Company developed and improved its relationships with the major financial institutions operating in the Brazilian and international capital markets in an effort to obtain financial resources in various forms to finance its development.  The Company uses a wide range of financing tools, including bank loans, supplier financing, bonds and commercial paper and the Company has access to a broad range of financing options principally due to its financial condition.  In addition, the Company has served its financing needs in recent years through internal funding alternatives, such as internal cash generation and share capital increases.

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

On March 3, 2008 the Company’s Board of Directors approved a primary offering of the Company’s common and preferred shares (including shares in the form of American Depositary Shares) in an amount of up to R$2.8 billion.  The preferred shares and the American Depositary Shares offered in the Brazilian and U.S. markets will be issued via a registration statement filed with the SEC.  The common shares offered to investors outside of Brazil will be issued pursuant to Rule 144A and Regulation S.

ITEM 4A.               UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission in respect of its periodic reports under the Exchange Act.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

General

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited consolidated financial statements at December 31, 2007, 2006 and 2005 and for each of the years in the three year period ended December 31, 2007 included in this Annual Report, in accordance with US GAAP, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau.”

The following discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections and involve risks and uncertainties.  The Company’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Risk Factors.”

Overview

The Company is the largest producer of long rolled steel products in terms of production in Brazil according to the IBS and the second largest in North America according to AISI estimates.  The Company produces a large variety of long rolled products that are directed mainly to the civil construction sector and other industrial manufacturing sectors.  The Company’s long rolled products used in construction include merchant bars and rebars and its long rolled products for the industrial manufacturing sector consist of different types of bars and wire rods. The Company uses portions of the wire rods that it produces to manufacture wire products such as barbed and fence wire, welding wire, fasteners and steel cords and to manufacture transformed steel products such as welded mesh, trusses, pre-stressed wires, annealed wires and nails sold to construction companies, as well as drawn bars for the automotive industry. The Company had an installed capacity, excluding its joint ventures, of 24.8 million tonnes of crude steel and 21.0 million tonnes of rolled products at December 31, 2007. In 2007, the Company produced a total of 17.9 million tonnes of crude steel and 15.2 million tonnes of rolled steel products compared with 15.8 million tonnes of crude steel and 12.8 million tonnes of rolled steel products in 2006. As of and for the year ended December 31, 2007, the Company had total assets of $22,970.6 million, consolidated net sales of $15,814.5 million, total net income of $1,616.5 million and shareholders equity of $7,003.5 million.

The primary factors affecting the Company’s results of operations include:

•                  Brazilian economic and political conditions;

•                  U.S. economic and political conditions;

•                  the fluctuation in exchange rates between the real and the U.S. dollar;

•                  the cyclical nature of supply and demand for steel products both inside and outside Brazil, including the prices for steel products;

•                  the Company’s export levels; and

•                  the Company’s production costs.

Brazilian Economic Conditions

The Company’s results and financial position depend largely on the situation of the Brazilian economy, notably economic growth and its impact on steel demand, financing costs and the availability of financing, and exchange rates between Brazilian and foreign currencies.

Since 2003, the Brazilian economy has become more stable, with significant improvement in the main indicators. The continuity of the macroeconomic policies focused on tax matters, on the inflation targeting regime, the adoption of variable foreign exchange, the increase in foreign investments and the compliance with the international financial agreements, including the full payment of the debt to the International Monetary Fund, contributed to improving the economic conditions in Brazil.

In 2006, Brazilian GDP increased by 3.8%, totaling $1.1 trillion, representing a commercial surplus of $46 billion. Inflation, as measured by IPCA, was 3.1%. The interest rates continued to be high in 2006, with an average CDI rate of 15.0%. In 2006, the Brazilian real appreciated 8.7% compared to the U.S. dollar, achieving the rate of R$2.14 to $1.00.

In 2007, the Brazilian GDP increased by 5.4%. The inflation, as measured by IPCA, was 4.5%. The annual average CDI rate was 11.8%. On December 31, 2007, the U.S. dollar/Brazilian real foreign exchange rate was R$1.771 to $1.00. The annual inflation goal of the National Monetary Council (CMN) in 2007 was 4.5%, based on the IPCA index, the same goal estimated for 2008. The acceptable margin for the Brazilian government is 2.0 percentage points above or below.

Inflation affects Gerdau’s financial performance by increasing operating expenses denominated in reais. A significant portion of its costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate.

Moreover, a significant portion of the Company’s debt denominated in Brazilian reais is subject to interest at the CDI and TJLP rates, taking into account the effects of inflation. Another portion of the Company’s debt denominated in Brazilian reais is indexed, generally based on the IGP-M rate, taking into account the effects of inflation. Therefore, an increase in inflation results in increases in the Company’s financial expenses and debt service obligations.

The interest rates the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, its industry and the Brazilian economy made by the Company’s potential lenders, its potential purchasers of the Company’s debt securities and the rating agencies that assess the Company and the Company’s debt securities. The Company’s debt obligations with variable interest rates expose the Company to market risks from changes in the CDI rate, IGP-M and LIBOR.  To reduce its exposure to interest rate risk, the Company has sought from time to time to enter into hedging arrangements to mitigate fluctuations in variable or floating rates, such as LIBOR.

The table below sets forth the actual GDP growth, inflation rates, interest rates and the foreign exchange rates between the U.S. dollar and the real for the periods indicated.

	2007		2006
Actual GDP growth	5.8%		3.8%
Inflation (IGP-M)(1)	7.8%		3.9%
Inflation (IPCA)(2)	4.5%		3.1%
CDI rate (3)	11.8%		15.0%
6 Month LIBOR	4.6%		5.4%
Depreciation (appreciation) of the Brazilian real against the U.S. Dollar	(17.2)%		(8.7)%
Foreign exchange rate at the end of the year - $1.00	R$	1.7713	R$	2.138
Average foreign exchange rate - $1.00(4)	R$	1.9479	R$	2.117

Sources: Fundação Getúlio Vargas, Central Bank of Brazil and Bloomberg

(1)           Inflation (IGP-M) equivalent to the General Market Price Index measured by Fundação Getúlio Vargas.

(2)           Inflation (IPCA) equivalent to the Extended Consumer Price Index measured by Instituto Brasileiro de Geografia e Estatistica (IBGE).

(3)           The CDI rate is equivalent to the fixed average rate of interbank deposits recorded during the day in Brazil (accumulated to the month at the end of the period, on an annual basis).

(4)           Average of the foreign exchange rates on the last day of each month for the period indicated.

U.S. economic conditions

In view of the size of the Company’s operations in the U.S., U.S. economic conditions have a significant effect on the Company’s results, particularly with regard to economic growth in the U.S. and the related effects on the demand for steel, financing costs and availability of credit.

In 2006, U.S. GDP increased by 2.9%, totaling $13.2 trillion and representing a deficit in the trade balance of payments of $811 billion. Inflation, as measured by CPI, was 3.2%. The average interest rate of the Fed Funds was 4.97%.  Fed Funds means the interest rate established by the U.S. Federal Reserve which is paid on deposits by commercial banks at U.S. Federal reserve banks.

In 2007, U.S. GDP increased by 2.2%, totaling $13.8 trillion and representing a deficit in the trade balance of payments of $784 billion, according to the International Monetary Fund. Inflation in 2007, as measured by CPI, was 2.9%. The average Fed Funds rate was 5.0%.

The table below sets forth the actual GDP growth in the U.S., the inflation rate and the interest rates for the periods indicated.

	2007	2006
Actual GDP growth	2.2%	2.9%
Inflation (CPI)(1)	2.9%	3.2%
Fed funds (2)	5.0%	5.0%

Sources: Congressional Budget Office (CBO) and Federal Reserve Statistical Release

(1)           CPI inflation comprises the research related to the consumer price index for all urban consumers.

(2)           Fed funds correspond to the interest rate established by the Federal Reserve of the United States.

Impact of Inflation and Fluctuations in Exchange Rates

Gerdau’s results and its financial position are largely dependent on the state of the Brazilian economy, notably (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and (iii) the exchange rates between the real and foreing currencies.

For many years, Brazil experienced highrates of inflation that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation . Since the introduction of the real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, the Brazilian GDP increased, rising by 1.4% in 2001, 1.5% in 2002, decreasing by 0.2% in 2003, increasing by 5.2% in 2004 and increasing again by 2.3% in 2005 and by 3.7% in 2006.

The following table presents Brazilian inflation and the performance of the performance of the real against the U.S. dollar for the periods shown. For a discussion of the foreing exchange rate in Brazil generally, see “Item 10.D. Exchange Controls – Exchange Rates.”

		Year ended December 31
	2007	2006	2005	2004	2003	2002
Inflation (INPC base)	4.5%	2.81%	5.04%	6.13%	10.38%	14.74%
Inflation (IGP-M)	7.8%	3.85%	1.20%	12.42%	8.69%	25.30%
Appreciation (devaluation) of $ versus Brazilian real	10.5%	-8.65%	-11.85%	-8.13%	-18.23%	52.27%

In a positive economic environment, the real appreciated against the U.S. dollar throughout 2006 leading to a significant improvement in Brazilian country risk and a gradual reduction in interest rates.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies different to the respective functional currency of each subsidiary. Brazilian operating subsidiarie’s (Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços) functional currency is the Brazilian real.

Brazilian subsidiaries have foreing currency denominated assets and liabilities, maily in U.S. dollars. In 2006, 2005, 2004 and 2003, Gerdau’s results were affected by the appreciation of the Brazilian real against the U.S. dollar, generating losses in its U.S. dollar-denominated trade accounts receivable from exports, and generating gains in the U.S. dollar denominated trade accounts payable and also debt. The reduction of net debt balances (defined as short and long term debt less short term investments, restricted cash and cash equivalents) during 2006 compared to 2005 an the appreciation of the real, together with the increase in the balance of trade accounts receivable and trade accounts payable generated a net foreign exchange gain during 2006. Gerdau’s financial statements are presented in U.S. dollars with transactions in currencies other than the U.S. dollar translated into U.S. dollars in accordance with the criteria established in SFAS No. 52 Foreing Currency Translations. Changes in the exchange rates between the functional currency of the Company’s operations, such as the Brazilian real and tha U.S. dollar, affect the reported amounts of revenues and expenses in the consolidated statements presented in U.S. dollars.

The cyclical nature of supply and demand for steel products both inside and outside Brazil, including the prices for steel products

Prices of steel products in general are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country specific economic conditions.  Prices of steel products are also linked to available installed capacity.  Most of the Company’s long rolled steel products, including rebars, merchant bars and common wire rods, can be classified as commodities. However, a significant portion of the Company’s long rolled products, such as specialty steel, wire products and drawn products, are not considered commodities due to differences in shape, chemical composition, quality and specifications, all of which factors affect prices.  Accordingly, there is no uniform pricing for these products.

Over the last ten years, the total global production of crude steel has varied, between approximately 799 million and 1.3 billion tonnes per year. According to IISI, the global production of crude steel in 2007 was 1,322 million tonnes, 7.4% greater than in 2006. China continued to increase its production of crude steel, notwithstanding the governmental efforts to limit the production at certain inefficient mills.  Despite the fact that China became an exporter of long steel in 2006, its production has not yet affected international prices, because demand remains strong in the major steel markets. According to IISI, worldwide demand for finished steel products increased by 48.6% between 2000 and 2006, an annual average growth rate of 6.8%.

Steel prices in the international market have increased over the last four years due to increased demand from China which has caused steel producers to invest in new projects to increase installed capacity.

In 2007 the Brazilian market continued the expansion started in 2006. The civil construction market continued to be the main driver of the expansion supported by a number of other factors, such as governmental measures to reduce the tax burden, effective controls on inflation an increase in the population’s disposable income, increasing employment opportunities, and interest rate reductions.  The agribusiness was recovering from the effects of bird flu and low crop and commodity prices, while the industrial market continued to grow.

Export levels

During periods in which the domestic demand for the Company’s products is reduced, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments.  During periods of increased domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand.

In 2007, Company’s exports from Brazil accounted for 30.6% of the sales volume of Brazilian units, compared to 36.2% in 2006, resulting in revenues of $1.4 billion, compared to $1.3 billion in 2006. In 2007, the exports totaled 2.1 million tonnes, a reduction of 10.3% compared to 2006.

Production costs

Raw materials account for the greatest percentage of production costs of the Company. In Brazil, the mettalic inputs (scrap, pig iron, iron ore and ferro-alloys) represent approximately 36.5% of the production costs, while in North America (basically scrap), these costs represent approximately 57.0%.

In general, the prices of the ore inputs, both in Brazil and abroad, have increased over the last few years, due to a significant increase in international demand leveraged mainly by China.

Significant events affecting financial performance during 2007

Acquisitions

In 2007, the Company made a number of acquisitions, including the acquisition of large public companies, such as Chaparral. For further information, see Note 4 – Acquisitions to the Company’s consolidated financial statements. The Company’s results of operations in 2007 were affected by these acquisitions to the extent that the results of the companies acquired were accounted for the first time. Therefore, the Company’s results of operations for 2007 and 2006 may not be directly comparable.

Seasonality of the Company’s Business

The Company’s sales are subject to seasonal variation and to the economic performance of its primary market, which, in turn, are subject to variations based on changes in the GDP of the countries in which the Company operates.  For the Company’s Brazilian and Latin American operations second and third quarter shipments tend to be stronger than those in the first and fourth quarters as a result of a reduction of construction activities.  For the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs, decreased construction activity, resulting in lower sales.  With respect to the Company’s operations in Spain the third quarter is traditionally the time during which collective vacations occur reducing the quarter’s activities to only two months.

Critical Accounting Policies

General

Critical accounting policies are those that are both (1) important to the portrayal of the Company’s financial condition and results and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates impacting matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In connection with the preparation of the financial statements included in this Annual Report, the Company’s management has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by management in the ordinary course of business, the portrayal of its financial condition and results of the operation often requires the Company to make judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from those estimated using different variables, assumptions or conditions. In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy, described as follows:

•                  deferred income taxes;

•                  pension and post employment benefits;

•                  environmental liabilities;

•                  derivative financial instruments;

•                  useful lives of fixed long-lived assets;

•                  fair value of non-quoted financial instruments, and

•                  valuation of assets acquired and liabilities assumed in business combinations.

Deferred Income Taxes

The liability method of accounting for income taxes is used for deferred income taxes generated by temporary differences between the book value of assets and liabilities and their respective tax values and for tax loss carry forwards. Deferred income tax assets and liabilities are measured using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. A valuation allowance is recorded to the extent that the recoverability of the future income tax assets is not considered more likely than not. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to make a valuation allowance and when the amount of the valuation allowance was estimated.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Effective the first annual reporting period beginning on or after December 15, 2008, as a result of issuance of SFAS 141 “Business Combinations” – Revised (“SFAS 141R”) requires an acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination generally in income from continuing operations. Previously, when a reduction of the acquirer’s valuation allowance was required because of a business combination it should be recognized through a corresponding reduction to goodwill or certain noncurrent assets or an increase in so-called negative goodwill. This reviewed rules are applicable also for business combinations consummated before the effective date of SFAS 141R.

Pension and Post-employment Benefits

The Company accrues its obligations relating to employee benefit plans and their related costs, net of plan assets, adopting the following policies:

•                  The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated for service and management’s best estimate of expected investment performance for funded plans, growth in salaries, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is an estimate of the current interest rate on the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of obligations.

•                  Pension assets are valued at fair market value.

•                  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active on the date of amendment.

•                  The net actuarial gain or loss that exceeds 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

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

Derivative Financial Instruments

Gerdau applies SFAS 133 - Accounting for Derivative Instruments and Hedging Activities as amended and interpreted.

Derivate financial instruments include swaps of interest rates contracted in Brazil and Latin America, swaps of fixed interest rates in U.S. dollars for a variable interest rates based on a LIBOR, swaps by which the Company exchanges fixed interest rates in U.S. dollars for variable amount of interests based on Japanese Libor in Japanese yens and reverse swaps whereby the Company receives a variable interest rates in U.S. dollars and pays variable interest rates based on Japanese Libor in Japanese yens.

The Company values its derivative financial instruments considering quotations obtained from market participants for similar instruments, which are representative of the fair value of the financial instruments on the date of the financial statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps over a short period of time. The fair value recognized in its consolidated financial statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the consolidated financial statements date.

On December 31, 2007, the unrealized gains on the Company’s derivative financial instruments amounted to $0.9 million and unrealized losses amounted to $10.2 million.

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

Fair value of non-quoted financial instruments

Gerdau has entered into financial instruments in connection with some of the acquisitions conducted during 2005, 2006 and 2007, which involves commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such financial instruments are recorded at fair value on the Company’s balance sheet, and the determination of their fair value involves a series of estimates that can significantly impact the final outcome of such calculation. Gerdau estimates the fair value of the companies whose shares it is committed to acquire using EBITDA multiples of market traded similar companies. The Company believes such criteria is appropriate, in line with practices observed in the market and with authoritative technical literature to estimate fair market value of unquoted instruments.

Valuation of assets acquired and liabilities assumed in business combinations

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

Results of Operations

General

The following discussion of the Company’s results of operations for the years ended December 31, 2007, 2006 and 2005 is based on the Company’s consolidated financial statements prepared in accordance with U.S. GAAP included in this Annual Report. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

The table below contains information for various income statement items, expressed as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2007	2006	2005
Net sales	100%	100%	100.0%
Cost of sales	(75.1)%	(74.1)%	(73.8)%
Gross profit	24.9%	25.9%	26.2%
Operating expenses:
Sales and marketing expenses	(2.1)%	(2.2)%	(2.3)%
General and administrative expenses	(6.6)%	(6.9)%	(5.2)%
Other operating income (expenses), net	(0.1)%	0.9%	(0.1)%
Operating income	16.0%	17.7%	18.6%
Financial expenses, financial income, foreign exchange gains and losses, net and gains and losses on derivatives, net	0.5%	1.2%	0.1%
Equity in earnings (losses) of unconsolidated companies, net	0.4%	1.0%	1.1%
Income taxes	(3.4)%	(3.7)%	(5.2)%
Minority interest	(3.4)%	(3.4)%	(2.0)%
Net income	10.2%	12.8%	12.6%

The table below contains information for various income statement items for the periods indicated:

	For the year ended December 31,
	2007	2006	2005
Net sales	15,815	11,844	8,894
Cost of sales	(11,883)	(8,778)	(6,564)
Gross profit	3,932	3,066	2,330
Operating expenses:
Sales and marketing expenses	(339)	(256)	(203)
General and administrative expenses	(1,041)	(821)	(466)
Other operating income (expenses), net	(18)	107	(8)
Operating income	2,534	2,096	1,653
Financial expenses, financial income, foreign exchange gains and losses, net and gains and losses on derivatives, net	79	148	13
Equity in earnings (losses) of unconsolidated companies, net	66	118	96
Income taxes	(530)	(439)	(465)
Minority interest	(532)	(409)	(179)
Net income	1,617	1,514	1,118

The table below contains information regarding the regional breakdown of our shipments:

Shipments (in thousand tonnes)	2007	2006	2005

Brazil	7,033.6	6,623.3	6,404.2
North America	6,941.1	6,039.4	5,727.3
Latin America (excluding Brazil)	2,248.6	1,545.7	728.9
Europe	935.7	681.2	—
Consolidated Total	17,159.0	14,889.6	12,860.4

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Sales

The Company’s net sales totalled $15,814.5 million in 2007, 33.5% greater than in 2006 ($11,844.2 million). Of this amount, 42.1% ($6,662.7 million) resulted from Brazilian operations, 36.7% ($5,806.6 million) from North American operations, 10.9% ($1,720.3 million) from Latin American operations (excluding Brazil) and 10.3% ($1,624.9 million) from European operations. The increase in net sales was due primarily to the the increased demand in the steel market, mainly in Brazil and the consolidation of the companies acquired in 2007 and 2006. The consolidation impact of the companies acquired in 2007 represented an increase of 6.2% or $736.0 million in net sales, primaring as a result of the Chaparral acquisition.

Gerdau S.A. Consolidated Net Sales by Geographical Region from which Shipment was originated ($ millions)	2007	2006	Variation 2007/2006

Brazil	6,662.7	5,354.2	24.4%
North America	5,806.6	4,464.2	30.1%
Latin America (excluding Brazil)	1,720.3	1,073.1	60.3%
Europe	1,624.9	952.7	70.6%
Consolidated Total	15,814.5	11,844.2	33.5%

The Company’s consolidated sales in 2007 totaled 17.2 million tonnes, an increase of 15.2% as compared to 2006. Of this total, 41.0% resulted from transactions in Brazil and the other 59.0% resulted from transactions abroad. Excluding the acquisitions completed in the period under comparison, sales increased by 3.6%.

In Brazil, the strong demand in the main consumer markets of the Company’s products resulted in a 15.5% increase in sales volumes, as compared to 2006, totaling 4.9 million tonnes in 2007. In order to meet the increased demand for steel in Brazil, exports from Brazil decreased 10.3%, totaling 2.1 million tonnes in 2007. Revenues generated by exports from Brazil totaled $1.4 billion in 2007, including shipping revenues to associated companies and subsidiaries.

In the U.S. and Canada, sales totaled 6.9 million tonnes in 2007, an increase of 14.9% as compared to 2006. Excluding the effects of the acquisitions of Chaparral Steel and Sheffield Steel, sales volumes in 2007 were in line with 2006. The Latin American units, excluding Brazil, sold 2.3 million tonnes, an increase of 45.5% as compared to 2006. Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007, and in Peru in 2006, sales volumes in 2007 were 7.7% greater than in 2006. In Europe, sales volumes totaled 936,000 tonnes in 2007, 37.4% greater than 2006, mainly due to the acquisition of GSB Aceros and Trefusa, in Spain.

The average net price of steel in 2007 was $921.7/tonne, a 15.9% increase from $795.5/tonne in 2006.

Cost of Sales and Gross Profit

Cost of sales increased from $8,777.8 million in 2006 to $11,882.8 million in 2007, representing an increase of 35.4%, primarily as a result of the increase in the cost of raw materials and as a result of acquisitions made during 2007. Of this amount, 37.3% ($4,433.7 million) result from Brazilian operations, 40.1% ($4,764.0 million) from North American operations, 11.9% ($1,410.5 million) from Latin American operations (excluding Brazil) and 10.7% ($1,274.6 million) from European operations. The consolidation impact of the companies acquired in 2007 represented an increase of 6.8% or $600.4 million in cost of sales, mainly because of the Chaparral acquisition. The Company’s gross margin was 24.9% in 2007, compared to 25.9% in 2006, primarily due to an increase in the cost of raw materials and also due to the appreciation of the Brazilian real against the U.S. dollar which reduced export margins. The gross profit increased by 28.2% to $3,931.7 million in 2007, from $3,066.4 million in 2006. The consolidation impact of the companies acquired in 2007 represented an increase of 4.4% or $135.6 million in gross profit, mainly because of the Chaparral acquisition.

Operating Expenses

Operating expenses (sales and marketing, general and administrative expenses) increased 28.1% in 2007, compared to 2006. This increase in the amount of expenses was mainly due to an increase in sales volume during the year ended December 31, 2007. The ratio of operating expenses-to-net sales was 8.7%, compared to 9.1% in 2006, mainly due to gains in economies of scale. In 2007, consolidated operating expenses were $1,380.0 million compared to $1,077.6 million in 2006. The consolidation impact of the companies acquired in 2007 represented an increase of 3.1% or $32.9 million in operating expenses, mainly because of Chaparral acquisition.

Other Operating Income (Expenses), Net

Other operating expense, net, amounted to $17.8 million in 2007 compared to other operating income, net, of $107.4 million in 2006. The amounts recorded under “Other operating (expenses) income, net” include mainly: (a) the effects of the recognition of IPI (“IPI – Imposto sobre Produtos Industrializados” - federal VAT) in the amount of $58,531 thousand, related to reversal of credits for the year ended December 31, 2007, as a result of a recent change in the position of the Federal Supreme Court (STF), (b) the effects of recording at fair value the forward commitment to acquire a minority interest in Diaco which amounted to $23.6 million and $54.6 million (for the years ended December 31, 2007 and 2006, respectively), and (c) gains for tax credits recovered as result of final judicial decisions with respect to PIS and Cofins taxes which amounted to $37.3 million for the year ended December 31, 2006.

Operating Income

Operating income was $2,533.9 million in 2007, an increase of 20.9% when compared to $2,096.2 million in 2006. Operating income increased in 2007 due to the improvement in sales and consolidation of the acquired companies. The consolidation impact of the companies acquired in 2007 represented an increase of 8.2% or $172.6 million in operating income, mainly because of the Chaparral acquisition.

Financial Expenses, Financial Income, Foreign Exchange Gains and Losses, Net and Gains and Losses in Derivatives, Net

In the fiscal year 2007, net financial income (which consists of financial income, financial expenses, foreign exchange gains and losses and gains and losses from derivatives) totaled $79.0 million, against net financial income of $147.4 million in the previous year. This decrease is primarily due to the increase in financial expenses as a result of the increase in debts to the acquisitions made in 2007. This includes foreign exchange income in the amount of $298.0 million in 2007 and $132.9 million in 2006 which resulted from the appreciation of the Brazilian real in 2007.

Equity in Earnings (Losses) of Unconsolidated Companies, net

During 2007, equity income from unconsolidated companies amounted to $66.3 million compared to $118.1 million recorded in 2006. This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture (Gallatin Steel) which decreased from $348 per tonne in the year ended December 31, 2006 to $272 per tonne during the year ended December 31, 2007. Metal spreads in the flat rolled sheet industry are currently well below the metal spreads earned in the Company’s long products business. During 2007, metal spreads in the flat rolled sheet segment were negatively impacted by the softness in end user demand, combined with customers normalizing their inventory levels from the high levels that were being carried at the beginning of 2007.

Provision for Taxes on Income

Provision for Taxes on Income increased 20.8% in 2007, mainly because the increase in Income before taxes and minority interest, in the amount of $2,679.2 million in 2007 compared to $2,361.7 million in 2006. The effective tax rate has been increased from 18.6% in 2006 to 19.8% in 2007 due to the decrease in foreign income having different statutory rates and also due to tax credits obtained in Spanish subsidiaries, in connection with the incorporation of an entity that occurred in the fourth quarter of 2006 in preparation for the acquisition of GSB Acero. The tax benefit from the incorporation transaction mentioned above is non-recurring.

Net Income

In 2007, the Company’s consolidated net income amounted to $1,616.5 million, 6.8% greater than $1,513.8 million in 2006. This increase is mainly due to the acquisitions made during the period. Net margin (defined as net income divided by net sales) decreased from 12.8% in 2006 to 10.2% in 2007. The consolidation impact of the companies acquired in 2007 represented an increase of 6.4%, or $96.4 million, in operating income, mainly because of the Chaparral acquisition.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net Sales

The Company’s net sales were $11,844.2 million in 2006, 33.2% more than 2005 ($8,894.4 million). Of this amount, 45.2% ($5,354.2 million) came from operations in Brazil, 37.7% ($4,464.2 million) from the North American units, 9.1% ($1,073.1 million) from the South American companies (ex-Brazil) and 8.0% from the European operations. This performance reflects the improvements in the several operations in the different regions in which the Company is present as well as to the consolidation of units acquired in the last two years. Net sales of companies acquired in 2006 contributed an increase of 23.3%, or $2,076.3 million, in net sales, the most significant being the acquisition of Corporación Sidenor.

Gerdau S.A. Consolidated Net Sales by Geographical Region from which Shipment was originated ($ millions)	2006	2005	Variation 2006/2005

Brazil	5,354.2	4,483.9	19.4%
North America	4,464.2	3,897.1	14.6%
South America (ex-Brazil)	1,073.1	513.4	109.0%
Europe	952.7	—	—
Consolidated Total	11,844.2	8,894.4	33.2%

The average net price of steel in 2006 was $795.5/tonne, a 15.0% increase from $691.6/tonne in 2005.

Cost of Sales and Gross Profit

Cost of sales increased from $6,564.2 million in 2005 to $8,777.8 million in 2006, representing an increase of 33.7%. This increase is mainly due to higher volume of shipments in 2006, the consolidation of acquired companies, as well as to the appreciation of the real against the U.S. dollar, which impacts significantly the cost of sales (as well as domestic sales) of the Brazilian subsidiaries when translated into U.S. dollars. Cost of sales of the companies acquired in 2006 represented an increase of 23.2% or $1,521.7 million in the most significant being the acquisition of Corporación Sidenor acquisition. The Company’s gross margin reached 25.9% in 2006, compared to 26.2% in 2005. This reduction is due to the increase in costs of the main raw materials used in the production process in 2006, such as iron ore, energy and others. Another factor which contributed to this reduction is the change in the mix of operating segments margins; Long Brazil, which historically has been the most profitable operating segment of the Company, has reduced its relative contribution to consolidated margin, mainly due to the increase of contribution from the North American and the Specialty Steel segments, as a result of the acquisition of business allocated to those segments during 2006. Gross profit reached $3,066.4 million in 2006, compared to $2,330.2 million in 2005, representing an increase of 31.6%, principally due to higher sales volume in 2006. Gross profit of the the companies acquired in 2006 contributed to an increase of 23.8%, or $554.7 million consolidated in gross profit.

Operating Expenses

Operating expenses (sales and marketing, general and administrative expenses) increased 61.0% in 2006, compared to 2005. The ratio of operating expenses-to-net sales was 9.1%, above the percentage of 7.5% in 2005. This increase is mainly due to the consolidation of the new companies not consolidated during the year ended December 31, 2005, to the enhanced long-term incentive program for Gerdau Ameristeel’s employees (an expense of $20.4 million in 2006 compared to an expense of $3.0 million in 2005) and to the accounting of PIS/COFINS on payments of interest on capital stock (approximately $19 million). In 2006, consolidated operating expenses were $1,077.6 million against $669.3 million in 2005. Operating expenses of the companies acquired in 2006 contributed to an increase of 37.3% or $249.7 million in operating expenses, mainly because of the Corporación Sidenor acquisition.

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

Operating Income

Operating income was $2,096.2 million in 2006, an increase of 26.8% when compared to $1,652.7 million in 2005. Operating income increased in 2006 due to the consolidation of the acquired companies and the improvement in sales. Operating income increased 17.8%, or $293.5 million in operating income as result of the companies acquired during 2006.

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

Provision for Taxes on Income

In 2006, income tax expenses were positively affected by the recognition of tax-deductible amortization of goodwill, which reduced this expense, in the amount of $128.7 million in 2006 compared to $76.7 million in 2005. The effective tax rate has been reduced from 26.41% in 2005 to 18.58% in 2006 due to the combined effects of benefit of deductible interest on equity paid to shareholders of $75.4 million, benefit regarding tax deductible goodwill in the statutory books in the amount of $128.7 million and to the non-recurrent tax credits obtained in the Spanish subsidiaries of $38.7 million. The Company expects to continue to benefits from tax-deductible amortization of goodwill over the next eight years. Provision for taxes on income of the companies acquired in 2006 resulted in an increase of 32.2%, or $24.7 million, in provision for taxes on income, mainly because of the Corporación Sidenor acquisition.

Net Income

In 2006, consolidated net income amounted to $1,513.8 million, 35.5% greater than $1,117.5 million in 2005. This increase reflects the greater volume shipped and strong demand in the civil construction sector. Net margin (defined as net income divided by net sales) increased from 12.6% in 2005 to 12.8% in 2006. The consolidation impact of the companies acquired in 2006 represented an increase of 23.2% or $259.5 million in net income, mainly because of the Corporación Sidenor acquisition.

B. LIQUIDITY AND CAPITAL RESOURCES

Our main source of liquidity is cash generated by operating activities. In 2007, due to a number of acquisitions by us, debt financing became an important source of liquidity.

Cash Flows

Net cash generated from operating activities increased from 2006 to 2007 due to a decrease in net purchases of short-term investments classified as trading securities; in 2006, net purchases of trading securities short-term investments amounted to $256.6 million and in 2007, net proceeds of such short-term investments amounted to $910.0 million.

The Company paid dividends and interest attributed to shareholders’ equity in the amount of $537.6 million in 2007.

Net cash provided by operating activities amounted to $3,318.2 million, $1,454.5 million and $345.1 million for the years ended December 31, 2007, 2006 and 2005, respectively, with a cumulative total for the three years of $5,117.8 million mainly due to higher steel margins in 2007. Net cash provided by operating activities was one of the Company’s main sources of liquidity.

Cumulative short and long-term financing amounted to $9,932.8 million for the three-year period, with $6,178.5 million in 2007, $2,123.7 million in 2006 and $1,630.6 million in 2005 towards the Company’s liquidity requirements mainly due to financing of the acquisitions during 2007.  Disposals of fixed assets, such as obsolete machinery and scrap equipment, generated cumulative losses of $38.8 million for the years of 2007, 2006 and 2005.

The main uses of capital resources in 2007 were: $1,322.6 million for investment in fixed assets, $4,354,7 million for the acquisition of companies in North America, $19.0 million for the acquisition of Sipar Aceros, $25.9 million for the acquisition in Spain, $258.8 million for acquisition in Mexico, $42.9 million for acquisition in Dominican Republic, $92,5 million for acquisition in Venezuela and $10.5 million for acquisition in Brazil, $537.6 million for payment of dividends and interest on capital and $3,302.1 million for the repayment of debt. Capitalization on related party debt used to increase equity interest on Multisteel Business Holdings Corp. and exchange of shares whereby the Company acquired the ownership of Aplema, in exchange for its interest in Margusa – Maranhão Gusa S.A., also had a non-cash impact of $72.0 million and $36.6 million, respectively. In 2006 the main uses of capital resources were:

$1,022.2 million for investment in fixed assets, $214.9 million for the acquisition of companies in North America, $8.0 million for the acquisition of Sipar Aceros, $86.9 million for the acquisition of Siderperú, $204.0 million for the acquisition of Corporación Sidenor and $146.8 million for the acquisition of GSB Acero, $445.3 million for payment of dividends and interest on capital and $1,467.1 million for the repayment of debt. In 2005 the main uses of capital resources were: $690.9 million for investment in fixed assets, $49.6 million for the acquisition of North Star in North America, $16.7 million for the acquisition of Sipar Aceros, $6.7 million for the acquisition of Diaco and $6.2 million for the acquisition of Sidelpa, $420.5 million for payment of dividends and $798.4 million for the repayment of debt. The acquisitions of Diaco and Sidelpa completed in 2005, also had a non-cash impact of $53.6 million resulting from the release of funds previously maintained in trusts. Resources invested in fixed assets from 2005 to 2007 ($3,035.8 million) were used to modernize the Company’s industrial plants and subsidiaries and to upgrade technology. In 2007, capital resources were primarily used for Gerdau Açominas’ expansion plan, of a new blast furnace, the second sinterization and a new continuous casting for blooms and also increasing in the melt shop capacity of the Gerdau Ameristeel’s unit in Jacksonville, Florida, in the United States.

The Company’s principal source of liquidity has traditionally consisted of cash generated from operating activities.

Between December 31, 2006 and December 31, 2007, net working capital (current assets less current liabilities) increased by $739.3 million, from $4,160.1 million in 2006 to $4,899.4 million in 2007. Between December 31, 2005 and December 31, 2006, net working capital increased by $865.5 million, from $3,294.6 million in 2005 to $4,160.1 million in 2006. The increase in 2007 was primarily due to the increase in financial investments as a result of the stronger cash flow in the period and due to the issuance of long term debt and the consolidation of assets of Chaparral, Gerdau GTL México and Siderúrgica Zuliana, acquired during 2007. The increase in 2006 was primarily due to the increase in financial investments, as a result of the stronger cash flow in the period and due to the issuance of long term debt and the consolidation of assets of Corporación Sidenor, Sheffield Steel and Siderperú, acquired during 2006.

Indebtedness

General

The Company’s debt is used to finance investments in fixed assets, both in the modernization and technological upgrading of its plants and in the expansion of installed capacity, as well as working capital, acquisitions, and, depending on market conditions, short-term financial investments.

Total debt amounted to $9,003.3 million at December 31, 2007 and $4,638.6 million at December 31, 2006. Net debt (defined as short and long-term debt plus debentures less short-term investments, restricted cash and cash and cash equivalents) increased from $1,656.6 million in 2006, to $6,101.6 million in 2007. This amount is significantly greater than the amount at December 31, 2006 as it includes the financing raised for the payment of acquisitions carried out during the year, in particular Chaparral in September, 2007.

In 2007, net financial income (which comprises financial income, financial expenses, foreign exchange gains and losses and gains and losses on derivatives) amounted to $79.0 million compared to $147.4 million in 2006. This includes foreign exchange income in the amount of $298.0 million in 2007 and $132.9 million in 2006 which resulted from the appreciation of the Brazilian real during these years.

Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$138.0 million (equivalent of $77.9 million at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($40.4 million) of such debt. The guarantee may be enforced by lenders in the event of default by Dona Francisca Energética, S.A.

The following table profiles the Company’s debt in the years ended December 31, 2007, 2006 and 2005 (in thousands of U.S. dollars):

	2007	2006	2005
SHORT TERM:
Short-term debt:
Debt denominated in reais	310,031	88,840	7,896
Debt denominated in foreign currency	452,733	414,459	303,488
Total short-term debt	762,764	503,299	311,384
Current portion of long-term debt:
Debt denominated in reais	116,084	121,562	39,947
Debt denominated in foreign currency	539,145	440,259	215,231
Total current portion of long-term debt	655,229	561,821	255,178
Debêntures (Recorded as “Other Current Liabilities”)	21,524	1,371	1,162
Short-term debt plus current portion of long-term debt and debentures	1,439,517	1,066,491	567,724

LONG TERM:
Long-term debt, less current portion:
Debt denominated in reais	1,249,706	676,996	349,567
Debt denominated in foreign currency	5,804,210	2,451,872	1,883,464
Total long-term debt	7,053,916	3,128,868	2,233,031
Debentures	509,880	443,280	414,209
Long-term debt plus debentures	7,563,796	3,572,148	2,647,240

Total debt plus debentures, current portion of long-term debt and parent company	9,003,313	4,638,639	3,214,964

Short-term investments, restricted cash, cash and cash equivalents	2,901,756	2,982,062	2,303,413

Net long-term debt plus debentures and current portion of long-term debt	6,101,557	1,656,577	911,551

On December 31, 2007, the Company’s total debt plus debentures amounted to $9,003.3 million. Of this balance, $2,207.2 million (24.5%) was denominated in Brazilian reais and $6,796.1 million (75.5%) in foreign currency.

Short-term debt plus current portion of long-term debt and debentures

As of December 31, 2007, the Company’s short-term debt amounted to $762.8 million. Of this total, $310.0 million related to financing in reais and $452.8 million in foreign currencies. In 2007, short-term debt plus the current portion of long-term debt and debentures amounted to $1,439.5 million, representing an increase of 35.0% relative to 2006. This increase is mainly resulted from loans for the acquisition of companies.

Long term

Long-term debt including debentures amounted to $7,563.8 million as of December 31, 2007. Of this total, $7,053.9 million represented loans obtained from financial institutions and from issuance of debt in the market, of which $1,249.7 million was denominated in reais and $5,804.2 million in foreign currency. Of total long-term debt, $509.9 million represents debentures in reais.

Approximately 33.4% of the $6,343.4 million of long-term loans denominated in foreign currency, including the current portion of long-term debt, was contracted by the Company and its Brazilian subsidiaries and 66.6% by the Company’s foreign subsidiaries.

The Company has entered into financial agreements in order to finance acquisitions. The most significant financial agreements contracted in 2006 and 2007 are described in “—Financing Agreements.”

In order to protect the Company from changes in interest rates on its foreign currency debt incurred in Brazil and Latin America, Gerdau entered into interest rate swap operations whereby it pays U.S. dollars, generally accruing interest at fixed rates, and receives U.S. dollars accruing interest at LIBOR rates. Such swaps had a notional value of $350.1 million as of December 31, 2007. These derivative instruments are not contracted by the same entities, and aim at reducing each entity’s exposure to changes in interest rates, or to assure that the denominations of inflows match contracted debt outflows.

The Company has also swaps in which it receives a variable amount in Japanese yen based on Japanese LIBOR, and pays a fixed interest rate in US dollars. A reverse swap was entered into, in which it receives a fixed interest rate in

US dollars and pays a variable interest rate based on Japanese LIBOR.  In December 2007, the total amount swapped was $524.9 million (notional amount).

Also, in order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps whereby it receives a fixed interest rate and pays a variable interest rate based on LIBOR. In December 2007, the total amount swapped was $200 million. Cash flows from operations may be used to service this debt. However, there can be no assurance that cash flows from operations will be sufficient to service foreign currency debt obligations, denominated principally in U.S. dollars. It is thus possible that exchange rate fluctuations may have a material adverse effect on the Company’s business, financial condition and results of operations.  See Item 3 - Risk Factors. As of December 31, 2007, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, is as follows:

Gerdau S.A. Consolidated Amortization	($ million)
2009	852.8
2010	619.4
2011	1,632.1
2012	1,567.5
After 2012	2.892,0
Total	7,563.8

The amounts described above include the Aços Villares debentures that mature in 2010 ($173.9 million) and a further five Gerdau S.A. debenture issues ($336.0 million) with different maturity dates after 2010.

Financial Agreements

10-year bonds

On November 7, 2007, Gerdau Ameristeel concluded an offering of its common shares, totaling approximately $1.55 billion. The funds raised were allocated for the repayment of a portion of the loans for the acquisition of Chaparral. The Company bought approximately 84 million of common shares in connection with this offering in order to maintain its interest of approximately 66.5% in Gerdau Ameristeel. In order to raise funds for the payment of the common shares purchased, the Company, through its subsidiary GTL Trade Finance Inc., issued, on October 22, 2007, ten-year bonds in the amount of $1.0 billion with a maturity date of October 20, 2017. The interest on the bonds is 7.25% per annum, payable on a semiannual basis, with the first payment due in April 20, 2008. The bonds are guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The transaction was classified by Standard & Poor’s and Fitch Ratings as BBB-.

Financing for Chaparral Acquisition

On September 10, 2007, Gerdau Ameristeel acting through its wholly-owned subsidiaries Gerdau Ameristeel US Inc. and GNA Partners, GP entered into a US$2.75 billion (equivalent to R$4.87 billion at December 31, 2007) term loan facility comprised of (i) a five-year tranche of $1.25 billion (equivalent to R$2.21 billion at December 31, 2007), (ii)  a six-year tranche of US$1.0 billion (equivalent to R$1.77 billion at December 31, 2007), and (iii) a five-year tranche of $500.0 million (equivalent to R$885.6 million at December 31, 2007). The term loan facility is guaranteed by us, Gerdau Ameristeel, Gerdau Açominas, Gerdau Açominas Overseas Ltd., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.  The interest accrued in financing is LIBOR, plus a rate that varies from 0.87% to 1.5% as a function of our rating at the time of a specific tranches.

Senior Liquidity Facility

On November 1, 2006, the Company entered into a senior liquidity facility aimed at improving its liquidity and better managing its exposure to market risks. This facility helps the Company minimize its exposure to a reduction in the liquidity in financial and capital markets and is part of a Liability Management Program being implemented by the Company. The $400.0 million facility is available to Gerdau’s subsidiary GTL Trade Finance Inc. and is guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços.  The facility has an availability period of three years and a two-year payment period as of the effective disbursement date.  Costs in connection with the facility are a maintenance fee of 0.27% per annum and interest, which accrues at the rate of LIBOR + 0.30% to 0.40% per annum when actually drawn. At December 31, 2007, no amounts have been drawn under this facility.

NEXI II

On March 24, 2006, Gerdau Açominas S.A. entered into a $267.0 million Yen Equivalent Term Loan Facility with Citibank, N.A., Tokyo Branch. The term loan is insured by Nippon Export and Investment Insurance (NEXI) under its Overseas Untied Loan Insurance facility, and is guaranteed by us. The facility has a ten-year term and the annual interest rate is LIBOR plus 0.30%. On December 31, 2007, the total funds from this facility had been already drawn. The funds are being used to finance part of the project to expand production capacity to 4.5 million tonnes, including the following sub-projects: raw material stock yard, pan furnace, billet inspection line, shipping and rail lines, water and gas pipelines, firefighting system, turbo generator blower, boiler, computer technology, management and technical assistance. At the same time this loan facility was contracted, we carried out a swap operation to protect the Yen exchange rate in relation to the U.S. dollar.

Sinosure

On October 14, 2005, Gerdau Açominas entered into a $201.0 million Buyer’s credit facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and was meant to finance 85.0% of the commercial contracts signed between Gerdau Açominas, the Chinese company Minmetals Development Co. Ltd., China Metallurgical Construction (Group) Corporation and certain other Chinese corporations, for the construction of a blast furnace, a coke oven plant and a sinter plant for Gerdau Açominas’ capacity expansion plan through 2007. The facility matures 12 years from the date they entered into the agreement, and the interest rate payable is equal to LIBOR plus 0.675% per annum. The facility is guaranteed by the Company.

With respect to the Sinosure financing, a US$50.0 million (equivalent to R$88.6 million at December 31, 2007) Commercial Loan Facility was entered into between Gerdau Açominas and BNP Paribas on June 15, 2005 to finance the remaining 15% of the aforementioned commercial contracts and 100.0% of the Sinosure Insurance Premium. The tenor of this facility is five years and the interest rate payable is LIBOR plus 0.20% per annum, with a local interest fee payable of 1.30% per annum. This facility is guaranteed by us. This loan has been totally utilized. The funds were used to finance 15% of the new blast furnace, coke production system and sinterizing system for the Ouro Branco Steel Mill and also 100% of the Sinosure credit insurance associated with the projects.

Guaranteed Perpetual Senior Securities

On September 15, 2005, the Company issued $600.0 million 9.75% interest bearing Guaranteed Perpetual Senior Securities. Such securities are guaranteed by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The securities do not have a stated maturity date but must be redeemed by the Company in the event of certain specified events of default (as defined in the terms of the securities) which are not fully under the control of the Company. The Company has a call option to redeem these securities at any time starting 5 years after the placement date which occurred in September 2010. Interest payments are due on a quarterly basis, and each quarterly payment date after September 2010 is also a call date.

NEXI

In December 2004, the Company, through Gerdau Açominas entered into a $240.0 million financing agreement. ABN AMRO Bank led and structured the transaction which was funded by ABN AMRO Bank N.V., Bank of Tokyo-Mitsubishi Ltd. and UFJ Bank Limited. The full term of the loan is seven years with a grace period of two years and five years’ amortization. NEXI, covers 97.5% of the political risk and 95.0% of the commercial risk. The maintenance fee to keep the commitment amount of the credit facility available is 0.25% per year. The interest rate payable is LIBOR + 0.5%. The agreement has a two-year availability period from the contract signature date, and semi-annual amortization.

Senior Notes and Senior Secured Credit Facility

On June 27, 2003, Gerdau Ameristeel refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes, with maturitity on July 15, 2011 and a discount of 2% from face value. Gerdau Ameristeel can call these senior notes at any time at a redemption price that ranges from 105 3/8% to 100%, depending on the year the call is made. Gerdau Ameristeel also entered into a $350.0 million senior secured credit facility with a syndicate of lenders. This senior credit facility is guaranteed by a promissory note in the amount of $351 million issued by Gerdau Ameristeel.

In October 2005, Gerdau Ameristeel amended and restated its senior secured revolving credit facility. The facility presently had a five-year term and the amendments also increased the existing revolving credit line from $350.0 million to $650.0 million and expires on October 31, 2010.

Our subsidiaries in North America have a US$650 million revolving line of credit that matures on October 28, 2010 and can be drawn on in U.S. dollars (at a rate of LIBOR + 1.0% to 2.0% per year or U.S. Prime/FED Funds plus -0.5% to +0.5% per year) or in Canadian dollars (at a rate of BA (Bankers Acceptance) plus 1.0% to 2.0% per year). The maintenance fee to keep the subscribed amount available under the line of credit varies from 0.25% to 0.35% per year. This line of credit is distributed to the companies in proportion to the working capital of each North American subsidiary. This line of credit was not being utilized on December 31, 2007. The subsidiaries’ inventory and accounts receivable were given as collateral for this line of credit.

The proceeds of these issuances and credit facilities were used to repay existing debt under several lending arrangements and to pay costs associated with the refinancing.

Following the refinancing, the principal sources of the Company’s liquidity are cash flow generated from operations and borrowings under its new senior secured credit facility.

Description of Restrictive Covenants

Overview

The Company is subject to limitations on debt levels, the granting of encumbrances on its properties and the payment of dividends under certain circumstances, in accordance with the terms of its debentures, international loans and its loans from the Brazilian National Bank for Economic and Social Development (BNDES). These limitations are applicable to the Guaranteed Perpetual Senior Securities and to the refinancing agreements for Gerdau Ameristeel (senior notes and senior secured credit facility) as well as trade finance lines, and bank loans. Most of the financial agreements contracted by the Company, including ECA operations, Senior Liquidity Facility and Export Receivables Notes, have covenants based on certain limits such as (i) Total Debt divided by Earnings before Interest, Taxes, Depreciation and Amortization - EBITDA (defined as gross profit minus general, sales and marketing and administrative expenses plus depreciation and amortization) required to be less than four times and (ii) EBITDA divided by Net Financial Expenses Excluding Monetary and Foreign Exchange Variations required to be higher than three times.

All the covenants mentioned above are calculated based on consolidated financial statements prepared according to IFRS. At December 31, 2007, the Company was in full compliance with its financial covenants under its financial instruments.

Brazilian Debentures

The outstanding series of debentures prohibit the payment of dividends by the Company in excess of 30% of adjusted net income, if such distributions cause the Company’s long-term liabilities to exceed its shareholders’ equity by a factor of more than 50.0% and the Company’s current assets to fall below its current liabilities.

BNDES Financing

The terms of the Company’s BNDES debt require that the current liquidity ratio (consisting of current assets divided by current liabilities of Metalúrgica Gerdau S.A. consolidated) be at least 0.8, that total debt divided by EBITDA of the last 12 months be less or equal to four and that EBITDA divided by net financial expenses be at least 3.5, based on Metalúrgica Gerdau S.A.’s consolidated financial information.

Gerdau Ameristeel Senior Notes and Senior Secured Credit Facility

The Gerdau Ameristeel senior secured credit facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. Limitations apply to incurring additional debt, issuing redeemable and preferred stock, paying dividends on its common shares, selling or otherwise disposing of certain assets and entering into mergers or consolidations. The indenture governing the Senior Notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

As of December 31, 2007, the Company was in compliance with all contract covenants.

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than as described below.

Guarantees Granted

The Company has guaranteed 51.8% of the debt of Dona Francisca Energética S.A., an unlisted corporation that owns and operates a hydroelectric power plant, known as Usina Hidrelétrica Dona Francisca. The debt amounts to R$71.5 million ($40.4 million) at December 31, 2007. The percentage of this guarantee corresponds to its 51.8% stake in Dona Francisca Energética.

In addition, the Company has issued guarantees to Banco Gerdau S.A. for $30.4 million relating to loans by the bank to its customers for purchasing its products, through Credit FCG (Financing Customers Gerdau).

The Company is exposed to a number of market risks, mainly foreign exchange and interest rate variations. Market risk is the reduction of the fair value of investments resulting from adverse changes in market prices and foreign exchange and interest rates. In order to manage and reduce the effects of these rate variations, the Company undertakes transactions with derivatives and other financial instruments. The Company has established policies and procedures to analyze and monitor risks, as well as to regulate the approval of and monitor the disclosure of information and relating to its financial activities with derivative instruments.

The Company is also exposed to foreign exchange variations since practically all of its revenues that are generated by subsidiaries outside in the U.S. are expressed in the local currency of the respective subsidiary, mainly in Brazilian reais, while a significant portion of the Company’s indebtness is expressed in, or indexed to, the U.S. dollar.

For purposes of reduce its exposure against interest rate variations on its debt in foreign currency incurred in Brazil, the Company entered into interest rate swap agreements through which it undertakes the payments in U.S. dollars, generally based on fixed interest rates, and receives amounts in U.S. dollars, subject to interest rates based on the LIBOR rate. As regards to other swap transactions, the Company receives fixed interest rates based on the amounts in U.S. dollars and undertakes the payment at variable interest rates based on the LIBOR rate. The fair value of these swap transactions, which represents the amount that would be received if the contract were finalized on December 31, 2007, is a loss of $3.3 million. These derivative instruments are not contracted by the same institutions and have the objective to reduce the exposure of the institution to interest rate variations or assure that the inflow of funds is equivalent to the outflow of funds in connection with the debt assumed.

The Company also entered into currency swap agreements through which it receives variable amounts in Japanese currency based on the Japanese interbank market interest rate and the Company pays fixed interest rates in U.S. dollars. The Company entered into a reverse swap agreement through which it receives fixed interest rate in U.S. dollars and pays variable interest rates based on the Japanese interbank market interest rates. These swap transactions had a fair value of $0.4 million on December 31, 2007.

Also in order to reduce the Company’s exposure to the variations in the fair value of the Senior Notes, Gerdau Ameristeel entered into interest rate swap agreements through which the company receives fixed interest rates and pays variable interest rate based on LIBOR. These swap transactions had a fair value of $(4.8) million on December 31, 2007.

Empresa Siderúrgica del Peru S.A.A. entered into interest rate swap agreements through which the company receives variable interest rate based on the LIBOR rate for a period of three months and pays fixed interest rate in U.S. dollars. These swap transactions had a fair value of $(1.4) million on December 31, 2007.

CAPITAL EXPENDITURES

2005 – CAPITAL EXPENDITURES

The Company invested $887.6 million in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, United States and Uruguay in 2005. The main investments during the year are described below.

Brazil

Capital expenditures at the Brazilian units amounted to $568.4 million in 2005. A total of $91.2 million was invested in the completion of the São Paulo mill melt shop as well as other improvements at the same facility. The Company invested $227.0 million at the Ouro Branco mill, mainly the project to increase installed capacity by 1.5 million tonnes of liquid steel and expected to come on stream in 2007 together with technological upgrades of equipment. Another important investment of $48.0 million in the modernization of equipment was made in the Cosigua mill. Other amounts are related to smaller improvements and technological upgrades at other facilities in Brazil.

Latin America (except Brazil)

The South American units spent $183.4 million on capital expenditures in 2005, compared to $6.8 million in 2004. The Company paid $115.6 million for the acquisition of Diaco and Sidelpa, in Colombia, and $16.7 million for an additional stake in Sipar, Argentina.

Canada and the United States

Gerdau Ameristeel spent $135.9 million on capital projects and acquisitions in 2005, compared to $424.1 million in 2004. Major capital investments included improved warehousing facilities at the Whitby, Ontario unit ($10.8 million), a new reheating furnace at the Sayreville, New Jersey mill ($10.0 million), and the purchase of shredders for the Jacksonville, Florida ($5.0 million) and the Jackson, Tennessee ($6.1 million) facilities.

2006 – CAPITAL EXPENDITURES

The Company invested $2,053.2 million in 2006 in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, Peru, Spain, United States and Uruguay. The main investments, considering the effective amount paid (cash flow), during the year are described below.

Brazil

Capital expenditures at the Brazilian units amounted to $718.2 million in 2006. A total of $77.4 million was invested in the completion of the São Paulo rolling mill that started operating in October 2006 as well as other improvements at the same facility. The Company invested $374.6 million at the Ouro Branco mill, mainly to increase installed capacity by 1.5 million tonnes of liquid steel and expected to come on stream in 2007 together with technological upgrades of equipment. Another important investment of $38.4 million was made in the modernization of equipments at the Cosigua mill. Other amounts are related to smaller improvements and technological upgrades at other facilities in Brazil.

Latin America (except Brazil)

The Latin American units spent $255.6 million on capital expenditures and acquisitions in 2006, compared to $153.4 million in 2005. The Company paid $203.1 million for the acquisition of Siderperú, in Peru. The Company invested $13.8 million in Gerdau AZA, $18.4 million in Diaco and Sidelpa, $12.4 million in Gerdau Laisa and $6.6 million in Sipar for the technological upgrades in equipment.

Canada and the United States

Gerdau Ameristeel spent $537.6 million on capital projects and acquisitions in 2006, compared to $185.5 million in 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario mill that commenced production in the fourth quarter of 2006, a new melt shop for the Jacksonville, Florida mill, scheduled for commissioning during the second quarter of 2007, a finishing end upgrade at the Cartersville, Georgia mill that started production in the second quarter of 2006, construction of a new rebar fabrication facility in King George, Virginia that began operations in the fourth quarter of 2006, and a new scrap shredder at the Jackson, Tennessee mill which is expected to begin full operation in the first quarter of 2007.

The Company paid $194.7 million for the acquisition of Sheffield Steel, Fargo Iron and Metal and Callaway Building Products in 2006.

Europe

In 2006, Gerdau invested $541.8 million in capital projects and acquisitions in Europe. The Company paid $340.2 million for the acquisition of a 40% stake in Corporación Sidenor in January of 2006 and $157.0 million for the acquisition of GSB Acero in December.

2007 – CAPITAL EXPENDITURES

The Company invested $6.3 billion in 2007 in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, Peru, Spain, United States and Uruguay. The main investments, considering the effective amount paid (cash flow), during the year are described below.

Brazil

Capital expenditures at the Brazilian units amounted to $1,046.1 million in 2007. The Company invested $721.2 million at the Ouro Branco mill, mainly to increase installed capacity by 1.5 million tonnes of liquid steel, and also for technological upgrades of equipment. The remaining capital expenditures were expended on smaller improvements and technological upgrades at other facilities in Brazil.

Latin America (except Brazil)

The Latin American units spent $631.0 million on capital expenditures and acquisitions in 2007, compared to $255.6 million in 2006. The Company paid $258.8 million for the acquisition of Tultitlán, in Mexico, $114.9 million for the acquisition of Industrias Nacionales (INCA) in Dominican Republic and $92.5 million for the acquision of Siderurgica Zuliana (Sizuca), in Venezuela. The remaining capital expenditures were expended on improvements and technological upgrades at Latin Americans units.

Canada and the United States

Gerdau Ameristeel spent $4.5 billion on capital projects and acquisitions in 2007, compared to $531.6 million in 2006. The Company paid $4.2 billion for the acquisition of Chaparral Steel, in Unites States. Other $53.8 million were expended on acquiring a downstream operation, Enco Materials, in Unites States ($46.0 million) and smaller fab shops units (Re-Bars and D&R Steel), both located in the Unites States. The remaining capital expenditures were expended on improvements and technological upgrades at North-Americans units.

Europe

In 2007, Gerdau invested $164.4 million in capital projects and acquisitions in Europe, compared to $541.8 million in 2006. The Company paid $25.8 million for the acquisition of Trefilados de Urbina (Trefusa), a specialty steel drawing facility, in Spain. $140.0 million were spent in the reorganization of the industrial processes and reallocation of certain product lines in order to increase productivity and maximize the use of the industrial equipments in Sidenor.

Complementary information regarding these investments is available under “Principal Capital Expenditure Currently in Progress” below.

Principal Capital Expenditure Currently in Progress

Gerdau approved, for the period between 2008 through 2010, approximately $6.4 billion in expansions and improvements in mills in Brazil and abroad. Of this total, 70% will be invested in mills in Brazil and the balance in mills abroad. Of the amount to be invested over the next three years, approximately 59% will be used in maintenance and operating improvements (includes replacement of the depreciation of approximately $ 900 million) and the remaining 41% will be used in the expansion of the installed capacity.

The following tables contain the breakdown of the investment plan in $ millions and in thousand tonnes by region:

$ millions*	2008	2009	2010	TOTAL
BRAZIL	1,105	1,955	1,375	4,435
ABROAD	405	853	681	1,939
North America	183	338	264	785
Latin America	141	416	301	859
Europe	81	99	116	295
TOTAL	1,510	2,808	2,056	6,374

* This amount doesn’t include acquisitions

1,000 tonnes	CURRENT CAPACITY	2008	2009	2010	NEW CAPACITY*
BRAZIL
Crude steel	11,435	105	20	1,105	12,665
Rolling products	6,800	100	325	2,195	9,420
NORTH AMERICA
Crude steel	9,955	—	—	225	10,180
Rolling products	10,350	—	—	90	10,440
LATIN AMERICA
Crude steel	2,265	630	165	955	4,015
Rolling products	2,610	265	225	580	3,680
EUROPE
Crude steel	1,150	—	150	100	1,400
Rolling products	1,220	—	95	—	1,315
TOTAL
Crude steel	24,805	735	335	2,385	28,260
Rolling products	20,980	365	645	2,865	24,855

* Installed capacity of Quanex Corporation, Corsa Controladora and SJK Steel Plant Limited (joint venture with Kalyani Group) are not included.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

                Due to the specialized nature of its business, Gerdau Aços Especiais is the only unit that has been investing on a continuos basis in technological upgrading and in research and development (R&D). This unit is active in the automotive segment and maintains an R&D department responsible for new products and the optimization of existing processes. These product development projects are headed by specialists who use quality tools such as ‘6 Sigma’, statistical procedures for improving the assessment of process variables, and ‘Quality Function Deployment’, a methodology through which the technicians are able to identify the full spread of customer requirements. In the other plants, production and quality teams are responsible for developing new products to meet customer and market needs.

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

D. TREND INFORMATION

The Company has experienced strong demand for its steel products in the first quarter of 2008, especially in Brazil, which has resulted in higher prices for the Company’s products and high utilization of the industry’s production capacity. Due to robust demand for steel in Brazil, prices in the first quarter of 2008 increased 12% to 15%. The Company believes that the overall outlook for the steel industry in Brazil for the remainder of 2008 is favorable, and demand for the Company’s products and for the steel industry in general will continue to grow and remain strong through the second half of 2008, possibly resulting in further increases in prices for steel products in Brazil during such period.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company has guaranteed 51.82% of the debt of Dona Francisca Energética S.A., an unlisted corporation that owns and operates a hydroelectric power plant, known as Usina Hidroelétrica Dona Francisca. The debt amounts to R$71.5 million (equivalent to $40.4 million at the year-end foreign exchange rate). The percentage of this guarantee corresponds to its 51.82% stake in Dona Francisca Energética. In addition, the Company has issued guarantees to Banco Gerdau S.A. for $30.4 million relating to loans by the bank to its customers for purchasing its products.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the Company’s contractual obligations at December 31, 2007.

	Payments due by period
Contractual obligations ($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	7,709,145	655,229	1,319,820	3,068,426	2,665,670
Debentures (1)	531,404	21,524	152,375	131,131	226,374
Interest payments (2)	3,689,094	507,648	830,479	659,532	1,691,435
Operating lease obligations (3)	72,889	12,269	19,482	15,762	25,376
Capital expenditures (4)	236,100	177,075	41,318	17,707	—
Unconditional purchase obligations (5)	171,839	171,839	—	—	—
Pension funding obligations (6)	378,289	56,222	46,274	57,882	217,911
Commitment to acquire shares of subsidiaries (7)	107,194	107,194	—	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition (8)	266,176	—	—	266,176	—
Total	13,162,130	1,709,000	2,409,748	4,216,616	4,826,766

(1) Total amounts are included in the December 31, 2007 consolidated balance sheet. See Note 15 Long-term Debt and Debentures in the consolidated financial statements. The amounts in the table above do not include short-term debt amounting to $762,764.

(2) Interest payments include amounts related to the perpetual bonds, which do not have a final maturity date. For the purpose of interest calculations, interest payments on the perpetual bonds were considered for 30 years.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2007.

(4) Purchase obligations for capital expenditures correspond to and are related to capital projects. The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2007, the corresponding liability has not yet been recorded in its current financial statements.

(5) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(7) During 2005, all conditions precedent related to the acquisition agreement of Diaco were met. As a consequence, Diaco is being consolidated in the Company’s financial statements. Nevertheless, the Company has committed to acquire the remaining 40.0% of Diaco shares currently held by the former owners. Final maturity of this commitment is December 2012, however, the Company decided to commit to acquire these shares in January 2008. The fair value of this commitment is recorded in its financial statements. See Note 28 to the consolidated financial statements.

(8) During 2006, the Company entered into an agreement to acquire an interest of 40.0% of Corporación Sidenor, but also granted a put option to Santander Group, which acquired another stake of 40% of Corporación Sidenor. According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company five years after the completion of the acquisition. See Note 21 to the consolidated financial statements.

G. SAFE HARBOR

See Cautionary Statement with respect to Forward Looking Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following is a brief biography of each of the Company Directors and Executive Officers:

JORGE GERDAU JOHANNPETER (71) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). He holds a degree in Law from the Federal University of Rio Grande do Sul. Since January 2, 2007 he has been served exclusively as a member of the Board of Directors, as its President.

GERMANO HUGO GERDAU JOHANNPETER (75) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Business Administration from the Getúlio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (72) has worked for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (65) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany. From January 2, 2007, he has been served exclusively as a Vice Chairman of the Board of Directors.

CARLOS JOÃO PETRY (67) has worked for the Gerdau Group since 1965. He became an executive officer in 1974 and was appointed to the Board of Directors in 1983. Under the new corporate governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006. He holds a degree in Philosophy from the Federal University of Rio Grande do Sul. Since January 2, 2007, he has served exclusively as a Vice Chairman of the Board of Directors. On January, 2008, Carlos João Petry resigned from his position as Vice President of the Company and André Bier Gerdau Johannpeter, elected on January 2, 2007, to the position of chief executive officer (CEO), replaced him as the new member of the Board. (See Item 8.B “Significant Changes” for more information).

ANDRÉ PINHEIRO DE LARA RESENDE (57) was elected as an Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master’s degree from the Postgraduate School of Economics of the Getúlio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. André Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil’s chief foreign debt negotiator, Executive President of Companhia Siderúrgica Tubarão (CST), Executive Vice President and member of the Board of Unibanco – União de Bancos Brasileiros S.A., Director of Brasil Warrant Administração de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (68) was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same university. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (61) was elected as an Independent Board Member in 2002. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro and a degree in Business Administration from the State University of Rio de Janeiro. Oscar de Paula Bernardes Neto is the owner and director of LID – Latin America Internet Development Group and member of the consultative boards of Telesystem International Wireless (TIW) and Bunge Alimentos S.A.. in Brazil. He is also a member of the boards of RBS (media network), CheckForte, Satipel and Alcoa in Brazil, and Delphi Corp. in the United States.

ANDRÉ BIER JOHANNPETER (45) has worked for the Gerdau Group since 1980. Recently, he became President of the Company, in the position of Chief Executive Officer (“CEO”). He holds a degree in Business Administration from the Pontifical Catholic University of Rio Grande do Sul. (See Item 8.B “Significant Changes” for more information).

CLAUDIO JOHANNPETER (44) joined the Company in 1982. He became an executive officer in 1997, and is currently in the position of Chief Operating Officer (“COO”). He was awarded a degree in Metallurgical Engineering from the Federal University of Rio Grande do Sul in 1990. (See Item 8.B “Significant Changes” for more information).

OSVALDO BURGOS SCHIRMER (57) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He has also been responsible for Gerdau Bank (Banco Gerdau) since 1994 and was recently promoted to the position of Executive Vice President of the Gerdau Executive Committee, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

MARIO LONGHI FILHO (53) joined the Company in 2005 as Executive Vice President, member of the Gerdau Executive Committee. Mário graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, São Paulo. Before joining Gerdau Group, Mário had a successful career at Alcoa, where he became Vice President, heading global operations and member of the Executive Committee.

EXPEDITO LUZ (56) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure, he is now Secretary-General of the Board of Directors and the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (63) joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. He is now responsible for the Specialty Steel Operations in Brazil and Europe. He holds a degree in Metallurgical Engineering.

NESTOR MUNDSTOCK (56) has worked for the Gerdau Group since 1975 and was promoted to Executive Officer in 2001. Nestor Mundstock graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul, in 1975, and received post graduation degrees in Labor Safety Engineering (1979) and Business Management (2000).

MÁRCIO PINTO RAMOS (47) was elected Executive Officer of Gerdau at the Board of Directors meeting held on April 5, 2005 and is responsible for the Latin American operations of Gerdau. He graduated in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital. Effective from April, 28, 2007 Marcio Ramos became Executive Vice President and member of the Gerdau Executive Committee.

ALFREDO HUALLEM (61) has worked for the Gerdau Group since 1975, He was promoted to Executive Officer in 1993 and since December 2007, he also became of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. He graduated in Metallurgical Engineering from the UFF – Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford.

MANOEL VITOR DE MENDONÇA FILHO (51) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer in 2001. Manoel Vitor graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, and holds an MBA from the Getúlio Vargas Foundation.

GERALDO TOFFANELLO (57) has worked for the Gerdau Group since 1970 and was promoted to Executive Officer in 1988, the same position he holds today. Geraldo Toffanello graduated in Accounting from the FAPCCA – Faculdade Porto Alegrense de Ciências Contábeis e Administração, in 1971.

Family Relationships

Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. André Bier Johannpeter is Jorge Gerdau Johannpeter’s son and Claudio Johannpeter is Klaus Gerdau Johannpeter’s son.

Arrangements

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. There are no pending legal proceedings to which any Company Board Member or Executive Officer is a party against the Company. Apart from statutory severance benefits, none of the Board Members or Executive Officers is entitled to any contractual benefits upon termination of employment, except Mr. Mario Longhi. Mr. Longhi is entitled to receive a pro-rata payment of any bonus earned for the year in which the contract is terminated by the Company, plus the long term incentive and supplemental pension benefits. In the event Mr. Longhi is terminated with cause or he resigns or otherwise voluntarily terminates the employment relationship, he will be entitled to a pro-rata payment of any bonus.

B. COMPENSATION

The employees’ compensation system is based on two variables: a fixed salary and a variable portion linked to performance.

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

In 2007, Directors and Executive officers from Gerdau were paid a total of $33.4 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, on the basis of actual EBITDA (as defined for the purposes of calculating variable remuneration) versus planned EBITDA (as defined for the purposes of calculating the variable remuneration), on the performance of the unit to which the executive is related, and on personal performance.

The Company and other related companies in the Gerdau Group co-sponsor pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil, including Gerdau Açominas since its consolidation. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and a plan for employees of the former Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions.  The Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, also sponsor defined benefit plans (the “North American Plans”) that cover the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

During 2007, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to $43.8 thousand (Basic income program) and an additional $135.0 thousand to the supplementary fund. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company. Each of the first two factors influencing 30% and the third 40% in the amount of the variable remuneration for more or less.

On April 30th, 2003, Gerdau’s shareholders approved a new compensation program for executives with strategic positions in the Company known as the Long Term Incentive Program. This new compensation program consists of call options on the Company’s Preferred Shares, granted on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary (the latter was eliminated as from April 28, 2005). From 2005 on, in order to match their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification on the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007 the Committee on Remuneration and Succession approved the granting of options to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) in number equivalent to 50% of their annual base salaries. This program aims to attract and secure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information – B. Memorandum and Articles of Association).

The Compensation and Succession Committee approved the December 2003 stock option grants in 2004, the December 2004 stock option grants in 2005, the December 2005 stock option grants in 2006, the December 2006 stock option grants in 2007 and the December 2007 stock option grants in 2008.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements – Note 25.1 for a complete summary of the stock option plans):

Beginning of vesting period: To be exercised from: Must be exercised by: Exercise price per share:	Apr/03 Jan/08 Dec/12 R$ 5,31	Apr/03 Jan/06 Dec/12 R$ 5,31	Dec/03 Jan/09 Dec/13 R$ 13,56	Dec/04 Jan/10 Dec/14 R$ 21,16	Dec/04 Jan/08 Dec/14 R$ 21,16	Dec/05 Jan/11 Dec/15 R$ 25,72	Dec/06 Jan/12 Dec/16 R$ 35,00	Dec/07 Jan/13 Dec/17 R$ 52,38	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	941,537	1,335,216	353,146	305,246	143,183	642,367	490,721	355,419	4,562,835
Exercised Options	941,537	1,331,216			143,183				2,415,936

Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held, approved in April 2004, the bonus issue of one share for every two shares held in April 2005, approved in March 2005 and the bonus issue of one share for every two shares held in April 2006, approved in March 2006.

Employees and Labor Relations

General

The following table presents information on the geographical distribution of Gerdau’s employees as of December, 31:

Direct	Brazil	Overseas	Total
2001	8,631	3,565	12,196
2002	12,978	5,048	18,026
2003	14,263	5,334	19,597
2004	16,067	7,110	23,177
2005	16,446	8,808	25,254
2006	17,028	14,537	31,565
2007	19,012	17,913	36,925

Outsourced*	Brazil	Overseas	Total
2006	11,352	1,976	13,328
2007	11,797	1,890	13,687

* “Outsourced” corresponds to employees of the Company’s third-party service providers which provide, as employees of those providers, services directly to the Company in areas that are not the Company’s core business.

As of December 31, 2007, the Company employed 36,925 at its industrial units excluding the four joint ventures, Bradley Steel, Gallatin Steel, Monteferro and Pacific Coast Steel. Of this total, 51.5% are based in Brazil and the remainder at units in Latin America, North America and Europe, which had 6,235, 8,664 and 3,014 employees, respectively. Employee numbers in Brazil grew considerably in 2002 due to the full consolidation of Açominas. In North America, the number of employees increased in 2002 as a result of the incorporation of employees from Co-Steel into Gerdau Ameristeel Corp. and in 2004 due to the consolidation of North Star Steel into Gerdau Ameristeel. In 2005 and 2006, the number of employees increased as a result of the incorporation of the employees of new acquisitions in Colombia, Spain and Peru.  In 2007 the number of employees further increased due to the acquisition of Sizuca in Venezuela, Sidertul in Mexico and Chaparral in the U.S.

As labor unions in Brazil are organized on a regional rather than a national basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to general market conditions. The Company also provides its employees with fringe benefits such as health and child care.

In North America Gerdau S. A. seeks to maintain good working conditions at its plants and consequently has what it believes to be a comparatively low employee turnover rate. Given its strong emphasis on employee training, the Company seeks to manage necessary production curtailments through the rescheduling of vacation periods rather than workforce reductions.

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

Gerdau Ameristeel currently employs approximately 10,140 employees (excluding employees of the 50% owned joint ventures), of which approximately 6,450 employees work in minimills, 3,285 work in downstream and recycling operations and 405 work in corporate and sales offices. Approximately 34% of our employees (excluding employees of the three 50% owned joint ventures) are represented by unions under a number of different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.

The Company may in the future be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.

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

Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees’ compensation and totaled $903 thousand in 2007 and $1.7 million in 2006. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the U.S. and Canada amounted to $12.2 million and $6.6 million in 2007 and 2006, respectively.

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

The Gerdau Group has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Nível 1 of the São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and 2003 for Metalúrgica Gerdau S.A.).

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

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to ten members. Three independent members will also participate in the Group’s decision-making process. The Board has three Committees: the Corporate Governance, Strategy and Compensation and Succession.

Chairman

Jorge Gerdau Johannpeter

Vice Chairmen (up to December 31, 2007)

Germano Hugo Gerdau Johannpeter

Klaus Gerdau Johannpeter

Frederico Carlos Gerdau Johannpeter***

Carlos João Petry*

Members/Colocar em Negrito

André Bier Gerdau Johannpeter**/***

Independent Members

André Pinheiro de Lara Resende

Affonso Celso Pastore***

Oscar de Paula Bernardes Neto***

Secretary-General

Expedito Luz

* On January 14, 2008, Carlos João Petry resigned as a member of the Board.

** On January 14, 2008, André Bier Gerdau Johannpeter was elected as a member of the Board.

*** Member of the Compensation and Sucession Committee.

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and accompany best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into six business operations (BOs), defined by product line and/or geographical location: BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Açominas (Ouro Branco mill), BO - North America, BO - Latin American Operations and the newly created BO - India Operations. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Chief Operating Officer

Claudio Johannpeter

Vice Presidents

Osvaldo Burgos Schirmer (Chief Financial Officer)

Mário Longhi Filho (North America Business Operation)

Paulo Fernando Bins de Vasconcellos (Specialty Steel Business Operation)

Márcio Pinto Ramos (Latin American Business Operation)

Alfredo Huallem (Long Steel Brazil Business Operation)

Manoel Vitor de Mendonça Filho (Gerdau Açominas Business Operation)

Secretary-General

Expedito Luz (Vice President, General Counsel)

Excellence Committee: The excellence committee has been installed to provide support to the Executive Committee and consists of executives who contribute to the achievement of growing levels of operating performance. The committee analyzes the Group’s current situation and growth opportunities, and defines its long-term business focus. The Excellence Committee provides support for functional processes, aiming at developing best management practices and encouraging the exchange of know-how among the Group’s units.

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

Business Operations: The Business Operations are managed by executive officers under the coordination of the Gerdau Executive Committee and are structured as follows: BO - Brazil Long Steel Products, BO - Specialty Steel Products which also includes as from 2006 the operations of Corporation Sidenor, BO - Gerdau Açominas (Ouro Branco mill), BO - Gerdau Ameristeel and BO - Latin American Operations and the newly created BO - India Operations. All members of the Board of Directors and the Gerdau Executive Committee, as well as the executive officers, are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Gerdau Executive Committee and executive officers are elected at meetings of the Board of Directors.

(For more information about the new Corporate Governance of Gerdau see item 8 – Significant Changes)

Board of Auditors

Under Brazilian Corporate Law, the board of auditors (“Conselho Fiscal”) is a shareholder nominated audit board and a corporate body independent of the board of directors, the management and the company’s external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) need not have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board of directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

Under Brazilian Corporate Law, members of the board of auditors of a company are not allowed to be members of the board of directors, hold executive office, or be employed in any other position within that of the company or its subsidiaries or controlled companies. In addition a member of the board of auditors cannot be spouse or relative of any member of the company’s management. In addition, the Brazilian Corporate Law requires that members of the board of auditors receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires that a board of auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders that collectively hold at least 10% of the voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 28, 2007.

Name	Age	Position	Year First Elected
Egon Handel	68	Effective member	2005
Carlos Roberto Schroder	68	Effective member	2005
Roberto Lamb (1)	59	Effective member	2007
Eduardo Grande Bittencourt	69	Alternate	2005
Domingos Matias Urroz Lopes	70	Alternate	2005
Selson Kussler (1)	62	Alternate	2007

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

D. EMPLOYEES

The following table presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2000	8,436	3,654	12,090
2001	8,631	3,565	12,196
2002	12,978	5,048	18,026
2003	14,263	5,334	19,597
2004	16,067	7,110	23,177
2005	16,446	8,808	25,254
2006	17,028	14,537	31,565
2007	19,012	17,913	36,925

Outsourced*	Brazil	Overseas	Total
2007	11,797	1,890	13,687

* ‘Outsourced’ correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2007, the Company employed 36,925 at its industrial units excluding the four joint ventures, Bradley Steel, Gallatin Steel, Monteferro and Pacific Coast Steel. Of this total, 51% are based in Brazil and the remainder at units in South America, North America and Europe, which have 6,235, 8,664 and 3,014 employees, respectively. Employee numbers in Brazil grew considerably in 2002 due to the full consolidation of Açominas. In North America, the number of employees increased in 2002 as a result of the incorporation of employees of Co-Steel into Gerdau Ameristeel Corp. and in 2004 due to the consolidation of North Star Steel into Gerdau Ameristeel. In 2005 and 2006, the number of employees increased as a result of the incorporation of the employees of new acquisitions in Colombia, Spain and Peru. In 2007, the number of employees increased as a result of the incorporation of the employees of new acquisitions in Venezuela, Mexico and United States.

As labor unions in Brazil are organized on a regional rather than a national basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to the general market. The Company also provides its employees with fringe benefits such as health and child care.

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

In March 2007, the Company reached new collective bargaining agreements with the employees at the Beaumont, St. Paul and Wilton facilities. In April, the Company reached new collective bargaining agreements with the employees at the Whitby facility. The collective bargaining for these facilities expired in 2005. The Sand Springs and Joliet mills’ agreements expired in 2006. The collective bargaining agreement with the employees at the Calvert City mill expired in February 2007 and the agreement with the employees at the Company’s Manitoba mill expired in May 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.

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

E. SHARE OWNERSHIP

The following chart indicates the individual holdings of Preferred and Common Shares of Gerdau for each director and executive officer, as of March 31, 2008.  For indirect holdings of our shares by our director and executive officer, see ITEM 7 — A major shareholders below.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	256	0.00	327,416	0.08
Frederico C. Gerdau Johannpeter	4,294	0.00	4,930,225	1.13
Germano H. Gerdau Johannpeter	1,417	0.00	5,136,449	1.18
Klaus Gerdau Johannpeter	1,479	0.00	4,892,221	1.12
Affonso Celso Pastore	—	0.00	23,314	0.01
Oscar de Paula Bernardes Neto	—	0.00	38,220	0.01
André Pinheiro de Lara Resende	—	0.00	4	0.00
Manoel Vitor de Mendonça Filho	—	0.00	19,964	0.01
André Bier Johannpeter	16,299	0.01	126,236	0.03
Claudio Johannpeter	15,795	0.01	213,273	0.05
Osvaldo B. Schirmer	—	0.00	95,174	0.02
Paulo F. B. Vasconcellos	18	0.00	23,650	0.01
Mário Longhi Filho	—	0.00	—	0.00
Márcio Pinto Ramos	—	0.00	1,570	0.00
Expedito Luz	—	0.00	15,889	0.00
Alfredo Huallen	—	0.00	175	0.00
Geraldo Toffanello	—	0.00	15,413	0.01
Nestor Mundstock	292	0.00	16,268	0.01
TOTAL	39,850	0.02	15,875,461	3.64

The Company has different employee storck option plans, for each of its subsidiaries. See footnote 25 on our financial statements included herein for further details.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of March 31, 2008, Gerdau had 231,607,008 common shares and 431,189,355 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of share traded in the market, only the common shares carry voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See the bylaws of Gerdau attached to this Annual Report.

The table below presents certain information as of March 31, 2008, regarding (i) any person known to the Company as the owner of more than 5% of the Company’s outstanding common shares, (ii) any person known to the Company as the owner of more than 5% of the Company’s outstanding preferred shares and (iii) the total amount of the Company’s common shares and preferred shares owned by the Board of Directors and executive officers of the Company as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	173,459,857	74.89	108,721,797	24.94
Sta. Felicidade Com. Imp. Exp. de Prod. Sid. Ltda.(1)	—	—	15,017,722	3.44
BNDES Participações S.A. – BNDESPAR	17,104,761	7.39	6,004,882	1.38
Members of the board of directors and executive officers as a group (18 members)	39,850	0.02	15,875,461	3.64

(1) Controlled by or affiliated with Metalúrgica Gerdau S.A.

Metalúrgica Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that controls directly and indirectly all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 74,89% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations. On December 9 2004, Metalúrgica Gerdau S.A. and its subsidiary Santa Felicidade Com. Imp. Exp. Prod. Sid. Ltda., reduced their stakes in the voting capital stock of Gerdau S.A. by 3.89% and 6.12%, respectively, through an auction at the BOVESPA. Metalúrgica Gerdau S.A. is controlled by Indac – Ind. Adm. e Com. S.A., Grupo Gerdau Empreendimentos Ltda. and Gersul Empreend. Imobiliários Ltda.  Metalúrgica Gerdau S.A. is controlled indirectly by the Gerdau Johannpeter Roth Family which are controled indirectly by the Gerdau Industries Family.

B. RELATED-PARTY TRANSACTIONS

Transactions of the Company with related parties consist of (i) loans, (ii) commercial operations, (iii) administration of investment funds of the Company by a related party bank, (iv) payment of guarantees and royalties to some controlling companies and (v) operations with debentures issued by Gerdau and acquired by related parties.

(i)                                      Gerdau S.A. maintains loans with some of its subsidiaries and other affiliates by means of loan contracts, which are repaid under conditions similar to those prevailing in the open market. Contracts between related parties and subsidiaries in Brazil incur interest at the average market rate. Contracts with the Group’s foreign companies incur annual interest at LIBOR + 3.0% and are subject to indexation based on variations in the foreign exchange rate.

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

(iv)                               The Company pays a fee of 1.0% per year for debt guaranteed by a controlling related party company. During 2007, the average debt guaranteed by the related party amounted to $965.3 million.

(v)                                  The Company usually sells and purchases its debentures to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2007 individual.

The most significant legal and administrative disputes (involving amounts exceeding $8 million) are detailed below. The amount disclosed for each dispute is as of December 31, 2007 unless otherwise stated for further information on the reserve for contingencies, see the notes to the Financial Statements.

The following table summarizes the balances of provisions recorded for contingencies and related judicial deposits as of December 31, 2007 and 2006 (in thousand of dollars):

	Contingencies		Judicial Deposits
Claims	2007	2006	2007	2006
Tax	205,297	134,038	106,288	59,642
Labor	52,955	43,866	13,500	12,330
Other	7,074	11,821	6,523	8,131
	265,326	189,725	126,311	80,103

Tax Contingencies

Part of the contingencies correspond to tax matters. The most significant provision of contingencies are related to:

• $50.3 million recorded by subsidiary Gerdau Açominas S.A. related to demands initiated by the Federal Revenue Secretariat regarding Import tax, Tax on Industrialized Products (“IPI – Imposto sobre Produtos Industrializados”) and corresponding legal increases, due to transactions carried out under a drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Company did not agree with the administrative decision that annulled the concession and continues to insist on regularity of the realized transaction. The claim is currently sub judice in Supreme Federal Court.

• $50.5 million related to State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts of the states of Minas Gerais, Pernambuco, Mato Grosso, Maranhão e Paraná.

• $26.3 million in contributions due to the social security authorities which correspond to suits for annulment by Gerdau progress in the Federal Court of First Instance in the state of Rio de Janeiro. The provision also refers to lawsuits questioning the position of the National Institute of Social Security (“Instituto Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas, discussions related to contribution of Work Accident Insurance (Seguro Acidente de Trabalho – SAT), and several INSS assessments due to services contracted with third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with judicial deposits of the amount in discussion, since the Company understands that the right to set up part of the credits has expired, and that, in any event, the Company is not responsible.

• $19.2 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $12.2 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills .The Company views these charges as of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are sub judice in the First Instance of the Federal Justice in the states of São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts. The Company has made a full judicial deposit for the amount of the disputed charges.

• The Company is also defending other taxes in the amount of $46.8 million, for which a provision has been made following advice from the Company’s legal counsel.

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims include:

• The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the actions is $27.7 million. Gerdau did not set up a provision for contingencies, since products for export are exempted from ICMS and no tax is payable.

• The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais and Pernambuco, which are claiming ICMS credits on the export of semi-finished manufactured products. The total amount involved is $26.7 million. Gerdau made no allowance for these lawsuits since the products do not fit in the definition of semi-finished manufactured products defined by federal complementary law and, therefore, are not subject to ICMS. In 2007, the subsidiary, Gerdau Açominas, obtained a final favorable decision in the judicial lawsuit.

• The Company entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment was paid on May 31, 2005. There is a remaining balance being challenged amounting to $11.6 million, once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the management believes the refinancing program will be finally extinguished.

• The Company and its subsidiaries, Gerdau Açominas S.A., Gerdau Aços Longos .S.A and Gerdau Comercial de Aços S.A., are part in other ICMS discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is $43.3 million.  No provision for contingency was established for these claims, as the probability of loss is considered  possible.

• The Company and its subsidiary, Gerdau Aços Longos S.A., are part in discussions related to municipal property tax (Imposto Predial e Territorial Urbano – IPTU), Import tax (Imposto de Importação – II) and Tax on Industrialized Products (Imposto sobre Produtos Industrializados - IPI). The total amount involved is $28.9 million. No provision for contingency was established for these claims, as the probability of loss is considered possible.

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets, which would only be recognized upon final realization of the gain:

• Among them is a court-ordered debt security issued in 1999 in the Company´s favor by the state of Rio de Janeiro in the amount of $15 million arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the state of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-ordered debt not related to alimentary rights, the Company understands realization of this credit in 2007 or in the following years is only possible.

• The Company and its subsidiary Gerdau Açominas. are claming recovery of IPI (“IPI – Imposto sobre Produtos Industrializados”) premium credits. Gerdau S.A. filed administrative appeals, which are sub judice. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $133.3 million. The credit is not recognized due to the uncertainty of the realization.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2007 of $53.0 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balance in judicial deposits relate to labor contingencies as at December 31, 2007, totaling $13.5 million.

Other contingencies

The Company is also defending civil proceedings, other contingencies arising from the normal course of its operations, which provisions for these claims amount to $7.1 million. Escrow deposits related to these contingencies, at December 31, 2007, amount to $6.5 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised of:

Antitrust Proceedings

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

CADE judgment was put on hold by an injunction obtained by Gerdau S.A., which aimed to annul the administrative process, due to formal irregularities. This injunction was cancelled by appeals made by CADE and the Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the commencement of the process, due to cartel practices. The Company has appealed this decision, and the appeal is pending of judgment.

The Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful in this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of the CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 ($138,356 thousand). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after it was contested by CADE.

Prior to the CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not committed any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

Insurance Dispute

We are subject to the following insurance-related claims and disputes:

• A civil lawsuit was filed by Sul América Companhia Nacional de Seguros, an insurance company, against Gerdau Açominas and the New York branch of Westdeutsche Landesbank Girozentrale (WestLB), a bank, for the payment of $19.4 million.  These funds were deposited with the court to settle an insurance claim lodged by Gerdau Açominas.

Sul América has claimed uncertainty as to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by WestLB (which claimed to have no right over the amount deposited), as well as by the Company (which claimed there is no uncertainty as to entitlement to the payment and a justified basis to refuse payment, since the amount owed by Sul América as insurance settlement is higher than the amount Sul América proposed to pay). Following this plea, Sul América claimed fault in the bank’s representation.  This portion of the dispute has been settled, with Gerdau Açominas collecting the amount deposited in December 2004. The process is expected to enter the expert evidence phase, mainly to determine the amount finally due under the insurance policy.

This lawsuit relates to an accident on March 23, 2002 with the blast furnace regenerators at the Presidente Arthur Bernardes mill, which caused the shutdown of various activities, material damages to the mill’s equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the accident, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and the Company received an advance payment of $35.0 million in 2002.

In 2002, a preliminary and conservative estimate of indemnities relating to the coverage of both property and casualty losses and loss of profits in the total amount of approximately $62.1 million was recorded, based on the amount of the fixed costs incurred during the period of partial shutdown of the steel mill and on the expenditures incurred in temporarily repairing the equipment. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity.  Subsequently, new amounts were added to the discussion as demonstrated in the Company’s appeal, although they were not accounted for. Once a final legal ruling is handed down, the amounts will be duly booked to the Company’s accounts.

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

No Material Effect

Management believes that the probability of losses as a consequence of other contingencies is remote, and that were they to arise, they would not have a materially adverse effect on the consolidated financial position of the Company, its consolidated results of operations or its future cash flows.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2007, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$273.5 million ($154.4 million, using the year-end exchange rate) or 2.0% of total paid-in capital of R$7,810.5 million ($4,409.5 million, using the year-end exchange rate).

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

Since 1999, dividends have been paid to holders of the Company’s Common and Preferred Shares in reais and in U.S. dollars translated from reais at the commercial exchange rate on the date of payment. Relevant amounts are described in Item 3 – Key Information - Selected Financial Data.

B. SIGNIFICANT CHANGES

Recent Developments

On January 8, 2008 the Board of Directors decided to authorize the Company to purchase shares of its own issuance. These shares will be acquired using cash funds backed by existing profit reserves up to the adjusted limit of 1,000,000 preferred shares.

On January 14, 2008 the Company through its subsidiary Gerdau GTL Spain purchased for $107.2 million the interest of 40.2% of Diaco S.A.’s capital belonging to minority shareholders. At the end of this operation, the Company came to hold, indirectly, 98% of the shares representing the capital of Diaco S.A..

On February 12, 2008, the Company through its subsidiary Pacific Coast Steel Inc. (PCS) acquired the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company will pay approximately $68.0 million to increase its equity participation in PCS to approximately 84%. These transactions are expected to be closed in the second quarter of 2008.

On February 13, 2008 the Board of Directors approved the payment of R$0.29 per common and preferred share of dividend as an anticipation of minimum statutory dividend. Those dividends were based on shareholdings positions as of February 22, 2008, and the payment was done on March 05, 2008.

On February 15, 2008 the National Electrical Power Agency – ANEEL granted to the Company the concession to produce electricity at the hydroelectric complex of São João – Cachoeirinha, composed of two hydroelectric plants to be built in the river Chopim, in the municipalities of Honório Serpa and Clevelândia, in the state of Paraná. The project will have an installed capacity of 105 MW. The construction should be completed by the beginning of 2011. The estimated investment is $ 173 million.

On February 21, 2008 the Company has reached an agreement to acquire 50.9% of Cleary Holdings Corp., which controls coke production units and coking coal reserves in Colombia and has current annual capacity of 1.0 million tonnes of coke, and its coking coal reserves are estimated to be 20 million tonnes. Total purchase price for this acquisition is $59 million and it is still subject to be approved by regulatory agencies in Colombia.

On February 27, 2008 the Company has concluded the acquisition of 49% of the holding company Corsa Controladora, S.A. de C.V., which holds 100% of the capital stock of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel products. Aceros Corsa, located in the city of Tlalnepantla, in the metropolitan region of Mexico City, is a long steel mini-mill producer (light commercial profiles) with an installed capacity of 150 thousand tonnes of crude steel and 300 thousand tonnes of rolled products annually. Total purchase price for this acquisition was $110.7 million.

On March 03, 2008 the Company’s Board of Directors has approved a public offering of common and preferred shares of Gerdau S.A. in the amount of up to R$2.8 billion ($1.7 billion on March 03, 2008). This public offering is subject to be approved by Brazilian Securities Commission – CVM.

Officers and Directors

André Gerdau Johannpeter, Chief Executive Officer (CEO), assumed the position of Vice Chairman of the Board of Directors in the beginning of 2008, a position previously held by Carlos J. Petry, who has retired. In addition, the Board of Directors will propose to the shareholders, at the shareholders’ meeting to be held in April 2008, the election of Claudio Gerdau Johannpeter, Chief Operating Officer (COO), as a member of the Board of Directors.

ITEM 9.                                                THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Information

Preferred Shares

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred shares (GGBR4) on the São Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period.

Closing Prices GGBR4 – Annual Basis (Adjusted for dividends)

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low
2002	4.74	2.71	1.79	0.85
2003	10.96	3.91	3.96	1.09
2004	19.13	9.31	7.30	3.06
2005	24.29	12.80	10.85	5.28
2006	34.80	24.11	17.29	10.23
2007	54.08	31.23	30.90	14.71

Source: Economática

Closing Prices GGBR4 – Quarterly Basis (Adjusted for dividends)

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low
2005
1Q	22.25	16.03	8.32	5.94
2Q	18.40	12.95	6.93	5.28
3Q	21.53	12.86	9.49	5.38
4Q	24.98	17.24	10.85	7.68
2006
1Q	32.30	24.11	16.05	10.23
2Q	34.80	26.80	17.29	11.71
3Q	33.23	27.04	15.91	12.40
4Q	33.93	27.35	16.55	12.93
2007
1Q	38.31	31.23	19.21	14.81
2Q	48.53	36.33	25.34	17.85
3Q	51.13	39.71	27.74	19.60
4Q	54.08	45.75	30.90	25.40
2008
1Q	57.39	41.87	34.33	22.88

Source: Economática

Closing Prices GGBR4 – Monthly Basis (Adjusted for dividends)

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low
2007
August	48.03	39.94	25.65	19.60
September	47.75	42.71	26.09	22.46
October	54.08	48.37	30.90	26.89
November	53.89	45.75	31.28	25.40
December	53.02	47.74	30.26	26.49
2008
January	51.66	41.87	29.83	23.00
February	53.60	44.97	34.33	25.44
March	57.25	51.34	33.66	30.21
April (through April 8)	63.39	57.07	37.31	32.55

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

Common and preferred shares are traded in the market, but only the common shares have voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See Gerdau’s by laws contained in an exhibit of this document.

ADRs

The following table presents high and low market prices for Gerdau S.A.’s ADRs as traded on the New York Stock Exchange (NYSE) for the indicated periods.

Closing Prices GGB – Annual Basis (Adjusted for dividends)

	US Dollars per Share
Year	High	Low
2002	2.38	1.13
2003	4.55	1.37
2004	8.09	3.54
2005	11.21	5.93
2006	18.10	11.12
2007	31.35	15.19

Source: Bloomberg

Closing Prices GGB – Quarterly Basis (Adjusted for dividends)

	US Dollars per Share
Year	High	Low
2005
1Q	9.23	6.71
2Q	7.58	5.81
3Q	10.11	5.87
4Q	11.47	8.15
2006
1Q	16.65	11.12
2Q	18.10	12.23
3Q	16.01	12.88
4Q	16.36	13.22
2007
1Q	19.10	15.19
2Q	25.62	18.13
3Q	28.07	19.39
4Q	31.35	25.43
2008
1Q	30.78	24.34

Source: Bloomberg

Closing Prices GGB – Monthly Basis (Adjusted for dividends)

	US Dollars per Share
Year	High	Low
2007
August	25.45	19.14
September	23.40	26.07
October	31.26	26.22
November	31.35	25.43
December	30.00	26.63
2008
January	30.02	24.34
February	30.78	25.34
March	33.95	30.17
April (through April 8)	37.21	32.66

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

B. DISTRIBUTION PLAN

Not required.

C. MARKETS

São Paulo stock Exchange - Brasil

Trading on the BOVESPA

The São Paulo Stock Exchange (BOVESPA) is the only stock trade center in Brazil and Latin America’s largest stock exchange. Until August, 2007, BOVESPA was a non-profit association owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. On August 28, 2007, BOVESPA was subject to a corporate restructuring process that resulted in the creation of BOVESPA Holding S.A., a public corporation which now has, as fully-owned subsidiaries, the São Paulo Stock Exchange S.A. (Bolsa de Valores de São Paulo S.A. – BVSP) – responsible for the operations by the stock exchange and the organized over-the-counter markets – and the Brazilian Clearing and Depositary Corporation (Companhia Brasileira de Liquidação e Custódia) – responsible for the settlement, clearing and depositary services. Such corporate restructuring has consolidated a demutualization process, thereby causing the access to the trading and other services rendered by the BOVESPA not conditioned to a stock ownership.

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

Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Regulation of Foreign Investments in Brazil”.

Corporate Governance Practices

In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, aimed at encouraging Brazilian companies to follow good corporate governance practices and higher levels of transparency, as required by Brazilian Corporate Law.  The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

The Company is listed on the Level 1 segment of the BOVESPA.  To become a Level 1 company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards, including cash flow statements; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers; (v) disclose the terms of the transactions with related parties; (vi) make a schedule of corporate events available to shareholders; and (vii) at least once a year, hold public meetings with analysts and investors.

Regulation of the Brazilian Securities Market

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

Law 10,303 of October 31, 2001, amended Law 6,385/76 and Law 6,404/76. The most important changes were (i) the conversion of the CVM into an autonomous governmental agency under the aegis of to the Ministry of Finance, with legal independence and a separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and an alternate (considering that until April 2005, the representative of such shareholders was chosen from a three-name list prepared by the controlling shareholders); (v) the right of the minority common shareholders to elect one board member; and (vi) the condition that preferred shares shall only be permitted to trade on the stock market if they have at least one of the rights mentioned as follows: (a) priority over dividends corresponding to at least 3% of the shares’ net worth based on the company’s last approved balance sheet; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) tag-along rights in the event of transfer of control of the company. Law 11,638, of December 28, 2007, recently amended a number of provisions of Law 6,385/76 and Law 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The new changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in our common shares as a foreign direct investment under Law No. 4,131/62 and Central Bank Circular No. 2,997/00 or as a portfolio investment under CMN Resolution No. 2,689/00 and CVM Instruction No. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the SFN pursuant to its Regulatory Instruction No. 568/05. This registration process is undertaken by the investor’s legal representative in Brazil.

Law No. 4,131/62 and Central Bank Circular No. 2,997/00 provide that after a foreign direct investment is made, an application for its registration with the Central Bank must be submitted by the investee and the non-resident investor, through its independent representatives in Brazil, within 30 days. The registration of the foreign direct investment with the Central Bank allows the foreign investor to remit abroad resources classifiable as capital return, resulting either from: (i) the transfer of corporate interests to Brazilian residents, (ii) capital reduction, or (iii) the liquidation of a company, as well as funds classified as dividends, profits or interest on shareholders’ equity. Foreign investors with foreign direct investments may also divest those investments through private transactions or transactions conducted through the stock exchange or the over-the-counter market and are generally subject to less favorable tax treatment as compared to foreign investors through investments in portfolios pursuant to CMN Resolution No. 2,689/00 and CVM Instruction No. 325/00. See “Taxation – Brazilian Tax Considerations.”

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of the shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their investment in our common shares under Law No. 4,131/62 or under CMN Resolution No. 2,689/00.  CMN Resolution No. 2,689/00 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax-haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Taxation – Brazilian Tax Considerations” for further description of tax incentives extended to non-Brazilian holders who qualify under CMN Resolution No. 2,689/00.

With certain limited exceptions, CMN Resolution No. 2,689/00 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, futures or organized over-the-counter markets. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common and preferred shares are made through the exchange market.

Under CMN Resolution No. 2,689/00, a non-Brazilian investor must:

•                  appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•                  appoint an authorized custodian in Brazil for its investment;

•                  register as a non-Brazilian investor with the CVM; and

•                  register its foreign investment with the Central Bank.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2007, 550.3 million ADRs were traded, a figure 47.3% higher than in 2006, representing a trading volume of $13.0 billion, equivalent to a daily average of $51.8 million.

Latibex – Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA. In 2007, a total of 1.4 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of €32.4 million.

ITEM 10.        ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required for this item was included in the Registration Statement in Form 20-F filed on June 30, 2005 (Commission file number 1-14878). The by-laws did not change since the last Form 20-F filed on May 31, 2007 (Comission file number 1-14878). The full, consolidated document can be found as an exhibit to this report.

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

C. MATERIAL CONTRACTS

For information concerning material contracts regarding acquisition of assets, see Item 4 – Company Information, Item 5 – Operating and Financial Review and Prospects and Item 8 – Financial Information. Gerdau S.A. has entered into financial agreements in order to finance its expansion projects and also improve its debt profile. Although some of these contracts entail significant amounts, none exceeds 10% of the Company’s consolidated total assets. The most significant financial agreements are described below, with the Company undertaking to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

Senior Liquidity Facility

On November 1, 2006, the Company entered into a senior liquidity facility aimed at improving its liquidity and better managing its exposure to market risks. This facility helps the Company minimize its exposure to a reduction in the liquidity in financial and capital markets and is part of a Liability Management Program being implemented by the Company. The $400.0 million facility is available to Gerdau’s subsidiary GTL Trade Finance Inc. and is guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços.  The facility has an availability period of three years and a two-year payment period as of the effective disbursement date.  Costs in connection with the facility are a facility fee of 0.27% per annum and interest, which accrues at the rate of LIBOR + 0.30% to 0.40% per annum when actually drawn. At December 31, 2007, no amounts have been drawn under this facility.

NEXI II

On March 24, 2006, Gerdau Açominas entered into a $267.0 million Yen Equivalent Term Loan Facility with Citibank, N.A., Tokyo Branch. The term loan is insured by Nippon Export and Investment Insurance (NEXI) under its Overseas Untied Loan Insurance facility, and is guaranteed by the Company. The facility has a ten-year term, with two grace years and eight years for repayment, and the annual interest rate is LIBOR plus 0.30%. The facility is meant to cover part of Gerdau Açominas’ production capacity expansion plan through 2007. At December 31, 2007, the total amount was drawn against this facility.

Sinosure

On October 14, 2005, Gerdau Açominas entered into a $201.0 million Buyer’s credit facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and was meant to finance 85.0% of the commercial contracts signed between Gerdau Açominas, the Chinese company Minmetals Development Co. Ltd., China Metallurgical Construction (Group) Corporation and certain other Chinese corporations, for the construction of a blast furnace, a coke oven plant and a sinter plant for Gerdau Açominas’ capacity expansion plan through 2007. The facility matures 12 years from the date they entered into the agreement, with three grace years and nine years for repayment, and the interest rate payable is equal to LIBOR plus 0.675% per annum. The facility is guaranteed by the Company. At December 31, 2007, $164.0 million was drawn against this facility.

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

Guaranteed Perpetual Senior Securities

On September 15, 2005, the Company issued $600.0 million 9.75% interest bearing Guaranteed Perpetual Senior Securities. Such securities are guaranteed by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The securities do not have a stated maturity date but must be redeemed by the Company in the event of certain specified events of default (as defined in the terms of the securities) which are not fully under the control of the Company. The Company has a call option to redeem these securities at any time starting 5 years after the placement date which occurred in September 2010.  Interest payments are due on a quarterly basis, and each quarterly payment date after September 2010 is also a call date.

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

The following is a summary of existing credit facilities and other long-tem debt:

Senior Secured Credit Facility: on October 31, 2005, Gerdau Ameristeel completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. Gerdau Ameristeel will be able to borrow under the Senior Secured Credit

Facility for the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of Gerdau Ameristeel’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility.  Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivables, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by Gerdau Ameristeel’s inventory and accounts receivable.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, Federal Funds Rate, bankers’ acceptances or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time.  Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of Gerdau Ameristeel. The Senior Secured Credit Facility contains restrictive covenants that limit the company’s ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit Gerdau Ameristeel’s ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on the Company’s common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

At December 31, 2007, 2006 and 2005, there were no borrowings under the facility, and there was $544.1 million available under the Senior Secured Credit Facility compared to $27.0 million borrowed and $295.0 million available at December 31, 2004.

Senior Notes: on June 27, 2003, Gerdau Ameristeel issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of Gerdau Ameristeel’s parent, Gerdau S.A. The notes mature on July 15, 2011.  The notes were issued at 98% of face value.  The notes are unsecured and are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt.

Interest on the notes accrues at 10 3/8% p.a. (10.75% effective rate) and is payable semi-annually on July 15 and January 15.  At any time prior to July 15, 2006, Gerdau Ameristeel had the right to redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, on the date of redemption.  The indenture governing the notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, Gerdau Ameristeel completed an exchange of the Senior Notes.  The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003.  The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

On October 22, 2007, the Company closed on a $1.0 billion ten-year bond offering in the international capital markets through its wholly-owned subsidiary GTL Trade Finance Inc. The bonds are unconditionally and irrevocably guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.  The majority of buyers of the bonds were asset managers, insurance companies and pension funds. The net proceeds from the sale of the bonds were used for the repayment of the Company’s short-term indebtedness incurred in connection with the Chaparral Steel acquisition and for the Company’s general corporate purposes.

Acquisition of Corporación Sidenor, S.A.

On November 15, 2005, the subsidiary Gerdau Hungria Holdings signed, together with two Spanish companies, one of them a company belonging to the Santander Group, and other composed of the main executives of the administration of the Sidenor Group, as purchasers, and Industria Férricas del Norte Inversiones, S.L., as the seller, a purchase agreement for the acquisition of all the capital stock of Corporación Sidenor, S.A., in Spain.

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

Financing for Chaparral Acquisition

On September 14, 2007, Gerdau Ameristeel, acting through its wholly owned subsidiary GNA Partners, GP borrowed $1.15 billion under a bridge loan facility to provide the resources necessary to conclude the acquisition of Chaparral Steel.  This bridge loan facility was satisfied in full as of December 31, 2007.  In addition, on the same date Gerdau Ameristeel acting through its wholly-owned subsidiaries Gerdau Ameristeel US Inc. and GNA Partners, GP entered into a $2.75 billion term loan facility comprised of (i) a five-year tranche of $1.25 billion, (ii) a six-year tranche of $1.0 billion, and (iii) a five-year  tranche of $500.0 million. The term loan facility is guaranteed by the Company, Gerdau Ameristeel, Gerdau Açominas, Gerdau Açominas Overseas Ltd., Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços.

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

Pursuant to Regulation 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to Regulation 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out on exchanges or organized over-the counter markets licensed by the CVM. All investments made by a foreign investor under Regulation 2,689 will be subject to electronic registration with the Central Bank.

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

E. TAXATION

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of a Preferred Share and a Preferred ADR. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold Preferred Shares or Preferred ADRs as capital assets (generally, property held for investment) and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold Preferred Shares or Preferred ADRs in a hedging transaction or as a position in a “straddle”, “conversion transaction” or other integrated transaction for tax purposes, a person that has a “functional currency” other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the Company. Each prospective purchaser of a Preferred Share or Preferred ADR should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations.

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

No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders of Preferred Shares or Preferred ADRs. This summary is also based upon the representations of the Depositary (as defined below) and on the assumption that each obligation in the Deposit Agreement relating to the Preferred ADRs and any related documents will be performed in accordance with its terms.

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

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposal of Preferred ADRs to another non-Brazilian holder are not subject to Brazilian tax, subject to the uncertainties arising from Provisional Measure 135, of October 30, 2003, converted into Law 10,833 of December 29, 2003. Pursuant to Law 10,833/03, gains realized on the disposal of any assets located in Brazil, by residents or nonresidents of Brazil, inside or outside Brazil, are subject to Brazilian income tax, which is to be paid by the relevant purchaser or, in case of a non-Brazilian purchaser, by its legal representative in Brazil. The above-mentioned provision would appear to simply transfer the obligation for payment of the tax from the seller to the purchaser (or its legal representative). However, in practice, before the above-mentioned provision, gains realized on sales of Brazilian assets that occurred abroad between two non-Brazilian residents were not subject to tax by the Brazilian tax authorities. Based on this referred provision, the Brazilian tax authorities may claim that transactions between nonresidents involving sales of Preferred ADRs are taxable in Brazil, but there are good grounds to argue that Preferred ADRs are not subject to such taxation because they do not fall within the concept of assets located in Brazil. The withdrawal of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under Regulation 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below. When Preferred Shares are registered under Regulation 2,689, a non-Brazilian holder cannot transfer or assign them abroad. The deposit of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under Regulation 2,689. In the event of the Preferred Shares not being so registered, the deposit of Preferred Shares in exchange for Preferred ADRs may be subject to Brazilian tax at the rate of 15%. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur off the BOVESPA. In the case of non-Brazilian holders that are residents of a tax haven - i.e., a country that does not impose income tax or imposes income tax at a rate lower than 20% -, the gains are taxed at a rate of 25%. Non-Brazilian holders are subject to withholding tax at the rate of 15% on gains realized on sales in Brazil of Preferred Shares that occur on the BOVESPA unless such a sale is made under Regulation 2,689. Gains realized arising from transactions on the BOVESPA by an investor under the Regulation 2,689 are not subject to tax – except if the investor is resident in a tax haven, in which case, gains realized are taxed at a rate of 15%. There can be no assurance that the current tax treatment under Regulation 2,689 for holders of Preferred ADRs and non-Brazilian holders of Preferred Shares that are not residents of a tax haven will be maintained in the future. The ‘gain realized’ as a result of a transaction on the BOVESPA is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The ‘gain realized’ as a result of a transaction that occurs off the BOVESPA is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, with both values to be accounted for in reais. There are grounds, however, for maintaining that the gain realized’ should be calculated on the basis of the foreign currency amount registered with the Central Bank. Any exercise of preemptive rights relating to Preferred Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares by the Depositary on behalf of holders of Preferred ADRs will be subject to Brazilian income taxation at the rate of 15%, unless such sale or assignment is carried out on the BOVESPA, in which case the gains are exempt from Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to Preferred Shares will be subject to Brazilian income tax at the rate of 15%, unless such transaction involves non-Brazilian holders, residents of a tax haven, in which case the gains referred hereto will be subject to Brazilian income taxation at the rate of 25%.

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

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. Until December 31, 2007, fund transfers in connection with financial transactions carried on in Brazil were subject to a temporary tax (“CPMF tax”). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 42, of December 19, 2003, such CPMF tax was levied at a rate of 0.38%. However, as the expiration term of the CPMF tax was set to expire on December 31, 2007, and Congress decided not to postpone such term, financial transactions carried on as of January 1, 2008, are no longer subject to the CPMF tax. A financial transaction tax (“IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency. Until January 2, 2008, the IOF tax rate on such conversions was 0%, but, with the end of the CPMF tax, Government increased such rate to 0.38%, effective as of January 3, 2008 (as provided by Decree 6,339, of January 3, 2008). IOF tax in such case is applied on the Brazilian currency amount of the foreign exchange transaction, and shall be collected by the financial institution that carries on the transaction. However, as provided by Decree 6,306, of December 14, 2007 (as amended by Decree 6,391, of March 12, 2008), IOF tax will not be levied upon the conversion of Brazilian currency into foreign currency in connection with the inflow and/or outflow of funds invested by foreign investors in securities that generate variable or contingent income (e.g. Preferred Shares) negotiated in Brazilian stock exchanges, as long as such investments are made in accordance with the rules set forth by the National Monetary Council (Conselho Monetário Nacional - CMN). This exemption applies not only as regards the inflow and/or outflow of funds in connection with the acquisition or disposition of the relevant security, but also as regards the outflow of funds in connection with the payment of dividends and/or interest on capital stock by Brazilian entities to its foreign investors. The Minister of Finance has the legal power to further increase the rate of such tax to a maximum of 25%, but any additional increase will be applicable only on a prospective basis. IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADRs is currently 0%. The Minister of Finance nevertheless has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day of the investor’s holding period, but only to the extent of the gain realized on the transaction and only on a prospective basis.

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

U.S. Federal Income Tax Considerations

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

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADR, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Preferred Shares or Preferred ADRs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a state thereof or the District of Columbia or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of Preferred Shares or Preferred ADRs.

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

Taxation of Distributions

U.S. holders: In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on a Preferred ADR (which for these purposes likely would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. The Company does not intent to calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. holder should expect that a distribution on a Preferred ADR generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on a Preferred ADR generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2006 or 2007 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years.   Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. U.S. holders of Preferred ADRs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.  U.S. holders should be aware that the IRS has expressed concern that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs.  Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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

Taxation of Capital Gains

U.S. holders. Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADR has been held for more than one year.  In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual may be higher.  The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian income tax withheld on a sale of a Preferred Share.  The rules relating to the determination of the foreign tax credit are complex income, and U.S. holders are urged to consult with or Preferred ADR unless the U.S. holder has other income from foreign sources their own tax advisers regarding the application of such rules.  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2006 or 2007 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).  If the Preferred ADRs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, the U.S. holders holding period) that would otherwise be taxed as capital gains, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC.  If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADR would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation.  U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely submitted to the IRS.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at www.gerdau.com.br. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Farrapos, 1811 – Porto Alegre-RS – 90.220-005 – Brazil or calling 55-51-3323 2703 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Foreign Exchange Risk

Gerdau is exposed to fluctuations in exchange rate movements since substantially all of its revenues generated outside its subsidiaries in the United States are in the local currency of the respective subsidiaries, mainly the reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. The table below provides information about Gerdau’s significant exchange rate risk sensitive instruments on December 31, 2007.

The Company’s estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value except to the expert disclosed in note 20 to the financial statements.

Financial instruments indexed to the U.S. dollar excluding North American subsidiaries and foreign subsidiaries with dollar as the functional currency

$ thousand	2008	2009	2010	2011	2012	Maturity After 2012	TOTAL

Financing for machinery and others
Outstanding amount	165,697	219,068	129,112	102,859	52,490	223,040	892,266
Weighted average interest rate	FX+7.48%	FX+7.48%	FX+7.48%	FX+7.48%	FX+7.48%	FX+7.48%
Fair value (total)							892,266

Pre-export advances
Outstanding amount	112,029	63,388	22,190	22,190	22,190	17,905	259,892
Weighted average interest rate	FX+6.6%	FX+6.6%	FX+6.6%	FX+6.6%	FX+6.6%	FX+6.6%
Fair value (total)							259,892

Guaranteed Senior Perpetual Bonds
Outstanding amount	—	—	—	—	—	600,000	600,000
Average interest rate	FX+ 9.75%	FX+ 9.75%	FX+ 9.75%	FX+ 9.75%	FX+ 9.75%	FX+ 9.75%
Fair value (total)							625,266

Financing for investments
Outstanding amount	20,212	—	—	—	—	110,138	130,350
Weighted average interest rate	FX+6.8%	FX+6.8%	FX+6.8%	FX+6.8%	FX+6.8%	FX+6.8%
Fair value (total)							130,350

Working capital
Outstanding amount	1,183	—	—	—	—	—	1,183
Weighted average interest rate	FX+7.77%	FX+7.77%	FX+7.77%	FX+7.77%	FX+7.77%	FX+7.77%
Fair value (total)							1,183

Total debt of subsidiaries outside North American indexed to U.S. dollars	299,121	282,456	151,302	125,049	74,680	951,083	1,883,691

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

In order to reduce its exposure to changes in the fair value of its Senior Notes (See Item 10C. Material Contracts), Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing program (See Item 5B. Liquidity and Capital Resources). These agreements have a notional value of $200 million, expiring on July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would have to be paid if the agreements were terminated at December 31 2007, was approximately $4,844 million.

Gerdau’s brazilian operations have also entered into some interest rate swaps, in order to manage each entity exposure to fixed or floating interest rates. Gerdau Açominas has a interest swap in which it receives a fixed rate in U.S. dollars and pays a variable interest rate based on Libor. These contracts have a notional amount of $275.1 million, and its fair value, which represents the amount that would be received if the agreement were terminated as of December 31, 2007, is a loss of approximately $3.3 million. Gerdau Açominas has also a cross-currency swap in which it receives a variable amount of interest based on Japanese Libor in Japanese yens, and pays a fixed interest in US dollars, with a notional amount of $267 million; at the same time, Gerdau Açominas has a reverse swap in which it receives a fixed interest rate in US dollars, and pays a variable interest rate based on in Japanese Libor. Such contracts have a fair value, which represents the amount to be paid or received as of December 31, 2007, is a gain of $0.9 million and a loss of $0.5 million, respectively.

The Company has $8,240 million of long-term debt (including portion due within one year) and debentures outstanding as of December 31, 2007. Of this total, $5,971 million is floating-rate debt in US currency. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would be expected to increase or decrease by approximately $59.7 million.

The remaining $2,269 million of long-term debt and debentures is fixed-rate debt. Assuming a hypothetical 1% decrease in interest rates at December 31, 2007, the fair value of this fixed-rate debt would be expected to increase to $2,292 million. Fair market values are based upon market prices of current borrowings rates with similar rates and maturities.

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                              CONTROLS AND PROCEDURES

Disclosure control and procedures

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

Gerdau S.A. has created a Disclosure Committee composed of the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Schirmer, the Legal Vice President of the Company, Expedito Luz, the Accounting Director, Geraldo Toffanello and the Financial Director, Harley Scardoelli. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Gerdau S.A. is responsible for the implementation, effectiveness and maintenance of an effective system of internal control over Financial Reporting.

The Company’s internal control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over Financial Reporting may not prevent or detect misstatements on timely basis. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

This assessment excluded the main acquisitions in the period, as Siderurgica Zuliana, in Venezuela, Multisteel Business Holdings Corp and its subsidiaries, in Dominican Republic, and Feld Group and its subsidiaries (including Siderurgica Tultitlán), in Mexico, and the acquisitions made by ours subsidiaries. The Corporación Sidenor has acquired Trefilados de Urbina, or Trefusa, while Gerdau Ameristeel Corporation made the acquisition of Chaparral Steel Company and its subsidiaries, and Enco Materials Inc. These purchase business combinations occurred in the current year (2007).

Total assets and total net sales of the entities acquired represent 22.35% and 4.65%, respectively, of the corresponding consolidated financial statements amounts as of and for the year ended December 31, 2007, as shown in the table below:

	Total Assets	Total Net Sales*
CHAPARRAL	20.27%	3.26%
OTHERS	2.08%	1.39%

Total	22.35%	4.65%

* The Income Statement amounts are consolidated as from the acquisition date.

Based on that assessment, Management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Porto Alegre, Brazil

March 31, 2008.

Attestation report of the registered public accounting firm on effectiveness of internal control as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Please see item 17. Financial Statements

ITEM 16.                                              [RESERVED]

A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Egon Handel, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

B. CODE OF ETHICS

Gerdau S.A. has adopted a Code of Ethics, termed “Gerdau Ethical Guidelines”, which consolidates the ethical principles and values underlying the Company’s activities. “Gerdau Ethical Guidelines” is a document applicable to all Group employees in Latin America and Europe, independent of their position (except to Venezuela and Mexico operations, where the Guidelines have not been implemented yet). The provisions of the document are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions.

The Company’s (66,5% owned) subsidiary, Gerdau Ameristeel Corporation has its own Code of Ethics and Business Conduct, which is compatible with Gerdau’s guidelines. Both documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

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

Gerdau Ameristeel’s Code of Ethics and Business Conduct covers the following issues: Business Conduct and Compliance with Laws (Safety and Health; Equal Employment; Discriminatory Harassment; Sexual Harassment; Environmental; Antitrust; Campaign and Election Law Matters; Improper Payments and Foreign Governmental Contracts; Delegation of Authorities and Insider Trading; Conflicts of Interest; Corporate Opportunities; Accuracy of Records and Information Reporting; Confidentiality; Fair Dealing; Protection and Proper Use of Company Assets; Guidance Available; Compliance, Administration and Reporting and Disclosures.

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

Gerdau Ethical Guidelines and Gerdau Ameristeel’s Code of Ethics and Business Conduct were not amended in the last fiscal year, and the Companies did not grant any waiver from the documents’ provisions.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report  (in thousands of U.S. dollars) which were PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2006 and Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31,2007:

	2007	2006
Audit fees	4,265	4,551
Audit-related fees	2,310	799
Tax fees	—	396
All other fees	338	192
Total	6,913	5,938

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

Such acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 9,750,000 preferred shares, representing approximately 3.16% of free-float, which totaled 308,090,904 adjusted preferred shares on April 30, 2005.

The Board of Director’s authorization remained in force for 60 days from the above date of its approval. The transaction was concluded through stock exchanges, at market prices, with the intermediation of the following brokers:

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•                  Itaú Corretora de Valores S.A.

•                  Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários

•                  Unibanco Investshop Corretora de Valores Mobiliários S.A

•                  UBS Corretora de Câmbio e Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect a one bonus share for each two preferred shares held, approved in March 2006.)

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

On May 25, 2006, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of preferred shares issued by Gerdau S.A. to remain in treasury and for the Company’s Long Term Incentive Program or for later cancellation.

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

The Board of Director’s authorization remained in force for 60 days from the above date of its approval. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following brokers:

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•                  Itaú Corretora de Valores S.A.

•                  Merrill Lynch S.A. Corretora de Títulos Valores Mobiliários

•                  Unibanco Investshop Corretora de Valores Mobiliários S.A.

•                  UBS Corretora de Câmbio e Valores Mobiliários S.A.

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

On January 08, 2008, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Brazilian Securities Commission (CVM), deliberated to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

Such acquisitions were carried out using cash funds of existing profit reserves up to the limit of 1,000,000 preferred shares, representing approximately 0.34% of outstanding preferred stock, which totaled 291,926,849 preferred shares on November 30th, 2007.

The Board of Director’s authorization remained in force for 30 days from the above date of its approval ending on February 06th, 2008. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following brokers:

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•                  Itaú Corretora de Valores S.A.

•                  Unibanco Investshop Corretora de Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share(1) (In R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
January (01/08/2008 – 01/17/2008)	1,000,000	49.66	100%	—
TOTAL	1,000,000	49.66	100%	—

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

(a)  Financial Statements

(b)  List of Exhibits

1.01                           Bylaws of Gerdau S.A.

2.02                           Corporate Governance Level 1 – BOVESPA *

2.03(a)           Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. **

2.04(b)          Senior Expert and Working Capital Facility Agreement, dated as of September 10, 2007, among Gerdau Ameristeel US Inc. and GNA Partners, GP, as borrowers, the Company, Gerdau Ameristeel Corporation, Gerdau Acominas S.A., Gerdau Acominas Overseas Limited, Gerdau Acos Longos S.A., Gerdau Acos Especias S.A. and Gerdau Comercial de Acos S.A., as guarantors, the Bank as defined therein and JPMorgan Chase Bank, N.A., as administrative Agent and Collateral Agent. ***

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

*** Incorporated by reference to Exhibit 99.3 of Gerdau Ameristeel Corporation’s Form 6-K filed with the Securities and Exchange Commission on September 24, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: April 11, 2008	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2007 and 2006 and

for each of the three years in the period

ended December 31, 2007

and reports of independent registered public accounting firms

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Gerdau S.A. is responsible for the implementation, effectiveness and maintenance of an effective system of internal control over Financial Reporting.

The Company’s internal control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over Financial Reporting may not prevent or detect misstatements on timely basis. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

This assessment excluded the main acquisitions in the period, as Siderurgica Zuliana, in Venezuela, Multisteel Business Holdings Corp and its subsidiaries, in Dominican Republic, and Feld Group and its subsidiaries (including Siderurgica Tultitlán), in Mexico, and the acquisitions made by ours subsidiaries. The Corporación Sidenor has acquired Trefilados de Urbina, or Trefusa, while Gerdau Ameristeel Corporation made the acquisition of Chaparral Steel Company and its subsidiaries, and Enco Materials Inc. These purchase business combinations occurred in the current year (2007).

Total assets and total net sales of the entities acquired represent 22.35% and 4.65%, respectively, of the corresponding consolidated financial statements amounts as of and for the year ended December 31, 2007, as shown in the table below:

	Total Assets	Total Net Sales*
CHAPARRAL	20.27%	3.26%
OTHERS	2.08%	1.39%

Total	22.35%	4.65%

* The Income Statement amounts are consolidated as from the acquisition date.

Based on that assessment, Management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

Porto Alegre, Brazil

March 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the following subsidiaries:

•                  Chaparral Steel Company and its subsidiaries, in the United States, which was acquired on September 14, 2007 and whose financial statements constitute 38.56% and 20.27 % of net and total assets, respectively, 3.26% of revenues, and 13.66% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007;

•                  Feld Group and its subsidiaries, in Mexico, which was acquired on March 28, 2007; Siderurgica Zuliana, in Venezuela, which was acquired on June 15, 2007; Enco Materials Inc., in the United States which was acquired on October 1, 2007; and Trefilados de Urbina, in Spain, which was acquired on October 19, 2007 whose combined financial statements constitute 5.07% and 2.08% of net and total assets, respectively, 1.39% of revenues, and 0.09% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007.

Accordingly, our audit did not include the internal control over financial reporting for the above mentioned subsidiaries. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United State of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 31, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2.3 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, effective January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Directors and shareholders of

Gerdau S.A.

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders´ equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of: (a) Gallatin Steel Company, a 50% owned joint venture, for which the Company’s net investment amounted to US$ 158,800 thousand as of December 31, 2006, and equity in income amounted to US$ 115,606 thousand and US$ 91,201 thousand for each of the two years in the period ended December 31, 2006, and (b) Aços Villares S.A. a subsidiary, which statements reflect total assets and total net sales which amounted to 7.8% and 6.5%, respectively, of the related consolidated totals as of and for the year ended December 31, 2006. Those statements were audited by other auditors whose reports thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company and Aços Villares S.A., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Porto Alegre, Brazil

April 20, 2007

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2007 and 2006

(in thousands of U.S. Dollars, except number of shares)

ASSETS

	Note	2007	2006

Current assets
Cash and cash equivalents		1,137,553	485,498
Restricted cash		6,580	13,512
Short-term investments
Trading	5	1,601,594	2,221,422
Available for sale	5	156,029	123,430
Held to maturity		—	138,200
Trade accounts receivable, net	6	1,781,357	1,283,420
Inventories	7	3,416,605	2,380,878
Unrealized gains on derivatives	21	8	2,660
Deferred income taxes	18.4	43,734	51,730
Tax credits	8	340,625	253,519
Prepaid expenses		61,383	39,301
Other		134,601	90,860
Total current assets		8,680,069	7,084,430

Non-current assets
Property, plant and equipment, net	10	8,619,714	5,990,629
Deferred income taxes	18.4	137,650	187,710
Judicial deposits	16.1	126,311	80,103
Unrealized gains on derivatives	21	877	6,623
Tax credits	8	339,830	192,967
Equity investments	11	317,217	197,511
Investments at cost		17,281	11,377
Intangible assets, net	12	609,206	23,085
Goodwill	12	3,535,326	336,768
Prepaid pension cost	13	393,842	243,558
Advance payment for acquisition of investment		34,895	14,895
Other		158,412	119,209
Total assets		22,970,630	14,488,865

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2007 and 2006

(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

	Note	2007	2006
Current liabilities
Short-term debt	14	762,764	503,299
Current portion of long-term debt	15	655,229	561,821
Trade accounts payable		1,455,011	1,113,338
Income taxes payable		52,262	41,810
Unrealized losses on derivatives	21	1,109	1,258
Deferred income taxes	18.4	55,758	25,230
Payroll and related liabilities		292,522	177,421
Dividends and interest on equity payable		655	99,003
Taxes payable, other than income taxes		219,241	182,136
Other		286,093	218,987
Total current liabilities		3,780,644	2,924,303

Non-current liabilities
Long-term debt, less current portion	15	7,053,916	3,128,868
Debentures	15	509,880	443,280
Deferred income taxes	18.4	853,128	416,046
Accrued pension and other post-retirement benefits obligation	13	425,307	318,564
Provision for contingencies	16.1	265,326	189,725
Unrealized losses on derivatives	21	9,093	10,489
Deferred credit related to acquisition of Corporación Sidenor	4.o	90,089	106,899
Other		174,839	137,561
Total non-current liabilities		9,381,578	4,751,432

Total liabilities		13,162,222	7,675,735

Commitments and contingencies	16

Minority interest		2,804,949	1,882,489

SHAREHOLDERS’ EQUITY	17

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,041 shares issued at December 31, 2007 and 2006.		2,253,377	2,253,377

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at December 31, 2007 and 2006.		1,179,236	1,179,236

Additional paid-in capital		134,490	131,546
Treasury stock - 4,966,651 and 5,103,345 preferred shares at December 31, 2007 and 2006, respectively.		(44,778)	(46,010)
Legal reserve		154,420	74,420
Retained earnings		2,569,255	1,459,818
Accumulated other comprehensive income (loss)
- Foreign currency translation adjustment		672,657	(151,798)
- Net gains on pension and postretirement benefits, net of tax		77,030	30,052
- Unrealized gain on available for sale securities		7,772	—
Total shareholders’ equity		7,003,459	4,930,641

		22,970,630	14,488,865

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, except number of shares)

	Note	2007	2006	2005

Sales		17,708,740	13,180,609	9,984,487
Less: Federal and state taxes		(1,595,088)	(1,174,820)	(986,013)
Less: Discounts		(299,135)	(161,559)	(104,042)

Net sales		15,814,517	11,844,230	8,894,432

Cost of sales		(11,882,779)	(8,777,827)	(6,564,245)

Gross profit		3,931,738	3,066,403	2,330,187

Sales and marketing expenses		(338,645)	(256,064)	(203,244)
General and administrative expenses		(1,041,320)	(821,497)	(466,034)
Other operating (expenses) income, net	27	(17,836)	107,395	(8,246)

Operating income		2,533,937	2,096,237	1,652,663

Financial expenses		(628,098)	(437,130)	(227,758)
Financial income		426,657	458,812	204,483
Foreign exchange gains, net		298,004	132,862	57,861
Losses on derivatives, net		(17,531)	(7,128)	(22,000)
Equity in earnings of unconsolidated companies, net		66,263	118,074	96,476

Income before taxes on income and minority interest		2,679,232	2,361,727	1,761,725

Provision for taxes on income	18
Current		(419,242)	(442,016)	(347,545)
Deferred		(111,118)	3,115	(117,750)
		(530,360)	(438,901)	(465,295)

Income before minority interest		2,148,872	1,922,826	1,296,430

Minority interest		(532,351)	(409,018)	(178,909)

Net income available for common and preferred shareholder		1,616,521	1,513,808	1,117,521

Per share data (in US$)	19
Basic earnings per share
Preferred		2.44	2.28	1.68
Common		2.44	2.28	1.68

Diluted earnings per share
Preferred		2.42	2.26	1.67
Common		2.42	2.26	1.67

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note 19) – Basic and diluted		231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 19) – Basic		430,963,351	432,238,895	432,165,971

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 19) – Diluted		436,751,295	439,241,004	435,855,052

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars)

	2007	2006	2005

Net income as reported in the consolidated statement of income	1,616,521	1,513,808	1,117,521
Foreign currency translation adjustments	824,455	223,825	246,802
Reversal (constitution) of pension fund additional minimum liability, net of tax	—	15,053	(19,763)
Amortization of unrecognized gains and losses, transition benefit and past service cost, net of tax of $(1,225)	1,650	—	—
Unrealized net gains on pension and postretirement benefits, net of tax	45,328	—	—
Unrealized gain on available for sale securities, net of tax	7,772	—	—

Comprehensive income for the period	2,495,726	1,752,686	1,344,560

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the year ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, except share data)

								Accumulated
								other
				Additional paid-		Legal	Retained	comprehensive
	Note	Preferred shares	Common shares	in capital	Treasury stock	reserve	earnings	income (loss)	Total

Balances as of January 01, 2005		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	1,117,521	—	1,117,521
Capitalization of reserves	17.3	439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves	17.2	—	—	444	—	75,872	(76,316)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest	2.6	—	—	129,950	—	—	—	—	129,950
Stock options exercised during the period		—	—	(163)	398	—	—	—	235
Foreign currency translation adjustment		—	—	—	—	—	—	246,802	246,802
Pension fund additional minimum liability, net of tax of $10,181		—	—	—	—	—	—	(19,763)	(19,763)
Dividends - $0.67 per Common share and per Preferred share (*)	17.4	—	—	—	—	—	(446,812)	—	(446,812)
Stock option plan expense recognized during the year	3.13	—	—	173	—	—	—	—	173
Balances as of December 31, 2005		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		—	—	—	—	—	1,513,808	—	1,513,808
Capitalization of reserves	17.3	796,898	423,333	—	—	(210,912)	(1,009,319)	—	—
Appropriation of reserves	17.2	—	—	—	—	86,647	(86,647)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(32,909)	—	—	—	(32,909)
Foreign currency translation adjustment		—	—	—	—	—	—	223,825	223,825
Minimum pension liability, net of tax of $(8,515)		—	—	—	—	—	—	15,053	15,053
SFAS 158 transition amount, net of tax of $(21,597)		—	—	—	—	—	—	50,103	50,103
Dividends - $0.59 per Common share and per Preferred share (*)	17.4	—	—	—	—	—	(389,086)	—	(389,086)
Stock option exercised during the period		—	—	(4,439)	8,850	—	—	—	4,411
Stock option plan expense recognized during the year	3.13	—	—	1,838	—	—	—	—	1,838
Balances as of December 31, 2006		2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641
Net income		—	—	—	—	—	1,616,521	—	1,616,521
Appropriation of reserves	17.2	—	—	—	—	80,000	(80,000)	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	824,455	824,455
Dividends - $0.64 per Common share and per Preferred share	17.4	—	—	—	—	—	(421,831)	—	(421,831)
Amortization of unrecognized gains and losses, transition benefit
and past service cost, net of tax of $(1,225)		—	—	—	—	—	—	1,650	1,650
Net gains from pensions and postretirement plans arising during
the year, net of tax of $(24,023)		—	—	—	—	—	—	45,328	45,328
Adoption of FIN 48	18.5	—	—	—	—	—	(2,861)	—	(2,861)
Minority effect over consolidated entities		—	—	—	—	—	(2,150)	—	(2,150)
Unrealized gains on available for sale securities		—	—	—	—	—	—	7,772	7,772
Stock option exercised during the year		—	—	—	1,232	—	(242)	—	990
Stock option plan expense recognized during the year	3.13	—	—	2,944	—	—	—	—	2,944
Balances as of December 31, 2007		2,253,377	1,179,236	134,490	(44,778)	154,420	2,569,255	757,459	7,003,459

(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1. Preferred treasury stock shares for the years ended December 31, 2007, 2006 and 2005 are not considered to be outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENT OF CASH FLOW

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, except share data)

	2007	2006	2005
Cash flows from operating activities
Net income	1,616,521	1,513,808	1,117,521
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	688,303	504,128	301,762
Equity in earnings on unconsolidated companies, net	(66,263)	(118,074)	(96,476)
Foreign exchange gains, net	(298,004)	(132,862)	(57,861)
Losses on derivatives, net	17,531	7,128	22,000
Minority interest	532,351	409,018	178,909
Deferred income taxes	111,118	(3,115)	117,750
Losses (gains) on disposal of property, plant and equipment	46,388	(12,267)	4,655
Provision (reversal) for doubtful accounts	7,327	7,653	(2,863)
Provision for contingencies	43,282	7,911	27,792
Distributions from joint ventures	62,078	101,552	115,828
Facilities closure expenses	3,178	9,400	—
Others	10,344	3,981	—

Changes in assets and liabilities:
Increase in accounts receivable	(232,937)	(43,740)	(156,261)
(Increase) decrease in inventories	(441,469)	(179,075)	449
Increase (decrease) in accounts payable and accrued liabilities	213,812	40,319	(577)
Increase (decrease) in other assets and liabilities, net	94,658	(404,620)	(68,624)
Purchases of trading securities	(3,126,339)	(3,672,532)	(1,614,838)
Proceeds from maturities and sales of trading securities	4,036,296	3,415,918	455,907
Net cash provided by operating activities	3,318,175	1,454,531	345,073

Cash flows from investing activities
Additions to property, plant and equipment	(1,328,581)	(1,037,230)	(697,436)
Proceeds from sales of property, plant and equipment	5,993	15,010	6,453
Payment for acquisitions in North America	(4,354,735)	(214,938)	(49,654)
Payment for acquisition in Argentina	(19,046)	(7,982)	(16,688)
Payment for acquisition in Colömbia	—	—	(12,986)
Payment for acquisition in Spain	(25,901)	(350,799)	—
Payment for acquisition in Peru	—	(86,919)	—
Payment for acquisition in Mexico	(258,840)	—	—
Payment for acquisition in Dominican Republic	(42,900)	—	—
Payment for acquisition in Venezuela	(92,499)	—	—
Payment for acquisition in Brazil	(10,490)	—	—
Cash balance of acquired companies	552,578	108,811	9,647
Net related party debt loans and repayments	(95,755)	—	—
Purchases of available for sale securities	(662,221)	(1,531,535)	(140,950)
Proceeds from sales of available for sale securities	620,715	1,408,105	140,950
Proceeds from sales of held to maturities securities	163,194	—	—
Advance payment for acquisition of investment in India	(20,000)	—	—
Net cash used in investing activities	(5,568,488)	(1,697,477)	(760,664)

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, except number of shares)

	2007	2006	2005

Cash flows from financing activities
Cash dividends and interest on equity paid	(537,636)	(445,268)	(420,465)
Purchase of treasury shares	—	(32,909)	(7,093)
Proceeds from exercise of employee stock options	2,248	4,411	235
Decrease (increase) in restricted cash	6,881	(4,845)	(3,554)
Debt issuance	6,178,474	2,123,709	1,630,590
Repayment of debt	(3,302,087)	(1,467,118)	(798,411)
Capital increase in the subsidiary Gerdau Ameristeel through a public offering of shares	512,236	—	—
Proceeds from issuance of common stock by Gerdau Participações	—	—	221,613
Net related party debt loans and repayments	(1,200)	(1,562)	1,973
Net cash provided by financing activities	2,858,916	176,418	624,888

Effect of exchange rate changes on cash	43,452	19,651	74,124

Increase (decrease) in cash and cash equivalents	652,055	(46,877)	283,421
Cash and cash equivalents at beginning of the year	485,498	532,375	248,954
Cash and cash equivalents at end of the year	1,137,553	485,498	532,375

Supplemental cash flow data
Cash paid during the year for:
Interest (net of amounts capitalized)	731,185	435,439	285,164
Income taxes	391,591	426,969	341,782

Non-cash transactions
Funds advanced to acquisiton of Diaco S.A. and Sidelpa S.A. used to settle these transactions on September 30, 2005 and November 30, 2005, respectively	—	—	53,605
Capitalization on related party debt used to increase equity interest on Multisteel Business Holdings Corp. on July, 2, 2007 (Note 4.c)	72,000	—	—
Exchange of shares whereby the Company acquired the ownership of Aplema, in exchange for its interest in Margusa – Maranhão Gusa S.A.	36,642	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina, Spain, Peru and as from this year also in Mexico and Venezuela (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Colombia, Spain, Peru and, to a lesser extent, in Argentina, Mexico, Venezuela, Dominican Republic, India and Uruguay.

2                             Basis of presentation

2.1                   Accounting practices

The accompanying consolidated financial statements has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its financial statements for statutory purposes. In accordance with Brazilian Securities Commission (CVM) rules, the Company has started to present its consolidated financial statements to comply with Brazilian Corporate Law requirements under IFRS (International Financial Reporting Standards) beginning on the third quarter of 2007 which are expressed in Brazilian reais. Certain reclassifications of prior year’s amounts have been made to conform to the presentation adopted for 2007.

2.2                   Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. No material impact is expected with the adoption of SFAS 157.

In February 2008, the FASB issued FASB Staff Position (FSP FAS 157-1) which amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. This FSP shall be effective upon the initial adoption of SFAS No. 157. No material impact is expected with the adoption of FSP FAS 157-1.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

In February 2008, the FASB issued FASB Staff Position (FSP FAS 157-2) which delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of Statement 157. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. No material impact is expected with the adoption of FSP FAS 157-2.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates.  Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected.  SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances.  The Company elected not to apply the fair value option to any of its financial assets or liabilities.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”).  SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. For business combinations in which the acquisition date was before the effective date of this Statement, the acquirer shall apply the requirements of Statement 109, as amended by this Statement, prospectively. That is, the acquirer shall not adjust the accounting for prior business combinations for previously recognized changes in acquired tax uncertainties or previously recognized changes in the valuation allowance for acquired deferred tax assets. However, after the effective date of this Statement. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 161.

2.3                   Adoption of new accounting standards

The Company adopted FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. The Company records expenses for planned major maintenance activities and the costs for plant shutdowns as operating expenses are incurred previously the issuance of this FSP; therefore, no impact for the adoption of this new standard was recorded.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109”. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits.

2.4                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated, following the criteria established in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Spain, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in U.S. dollars, are translated from the functional currency into the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.5                   Controlling shareholder

As of December 31, 2007, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.86% (December 31, 2006 – 45.15%) of the total capital of the Company. MG’s share ownership consisted of 74.89% (December 31, 2006 – 75.73%) of the Company’s voting common shares and 28.71% (December 31, 2006 – 25.38%) of its non-voting preferred shares.

2.6                   Corporate restructuring

In December 2004, the investments in Gerdau Açominas S.A. (“Gerdau Açominas”) and 22% of total shares of Gerdau Internacional Empreendimentos Ltda., a holding company, previously held directly by Gerdau S.A. were transferred to Gerdau Participações S.A., a wholly-owned subsidiary of Gerdau S.A. For statutory purposes, such investments were valued at their fair value based on projections of expected cash flows discounted to present values.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Pursuant to SFAS 109 “Accounting for Income Tax”, no deferred tax was recorded and tax effects from amortization of goodwill resulting from restructuring are being recognized when realized on the tax return over a 10 year period.

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

3.1                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Percentage interest (%)
	2007	2006

Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Chaparral Steel Company (USA) (See Note 4.g)	65	—
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	65
Pacific Coast Steel Inc. - PCS (USA)*	36	36
Gerdau Açominas S.A. (Brazil) (See Note 4.m)	92	89
Gerdau Aços Especiais S.A. (Brazil) (See Note 4.m.)	92	89
Gerdau Aços Longos S.A. (Brazil) (See Note 4.m.)	92	89
Gerdau América Latina Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil) (See Note 4.m.)	92	89
Diaco S.A. (Colômbia)	57	57
Gerdau GTL Mexico, S.A. de C.V. (Mexico) and its subsidiaries (See Note 4.a)	100	—
Siderurgica Tultitlan S.A. de C.V. (Mexico)	100	—
Ferrotultitlán, S.A. de C.V. (Mexico)	100	—
Arrendadora Valle de Mexico, S.A. de C.V. (Mexico)	100	—
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil) (See Note 4.n)	—	89
Paraopeba - Fundo de Investimento Renda Fixa (Brazil)	95	95
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina) (See Note 4.k.)	90	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. (Spain) and its subsidiaries**	40	40
Sidenor Industrial S.L. (Spain)	40	40
Forjanor S.L. (Spain)	40	40
GSB Aceros S.L. (Spain) (See Note 4.u)	—	40
Aços Villares S.A. (Brazil)	23	23
Empresa Siderúrgica del Peru S.A.A. – “Siderperu” (Peru) (See Note 4.s)	83	83
Siderúrgica Zuliana C.A. (Venezuela) (See Note 4.b)	100	—

* Gerdau Ameristeel holds an interest of 55% in PCS, and the Company holds an interest of 65% in Gerdau Ameristeel. Therefore, the Company’s indirect interest in PCS is 36% and PCS is being consolidated by Gerdau Ameristeel which in turn is consolidated by the Company.

** The company considers Corporación Sidenor a variable interest entity (“VIE”) as defined by FIN 46(R). See details on note 4.o.

The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

All intercompany balances and transactions have been eliminated on consolidation.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

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

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset or group of such assets is considered impaired by the Company when the anticipated undiscounted cash flow from such asset(s) is separately identifiable and less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. During 2007, no impairment losses were recorded.

3.8                   Equity investments

Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2007 and 2006, the Company’s equity investments are comprised of: (a) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (b) a 50.00% interest in Armacero Industrial y Comercial Limitada (Chile), and (c) a 51.82% interest in Dona Francisca Energética S.A (Brazil) (“Dona Francisca”). As of December 31, 2007, the Company’s equity investments also comprise a 49.00% interest in Multisteel Business Holdings Corp. (Dominican Republic),

In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 “Investor’s Accounting for a Investee When the Investor has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an equity investment and accounted for using the equity method of accounting.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

During the years ended December 31, 2007 and 2006 goodwill was tested for impairment and in 2006 an impairment loss of $1,630 has been recognized, regarding the goodwill balance allocated to Margusa.

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

As of December 31, 2006 the Company adopted Statement on Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),”. Under SFAS 158 the Company recognized the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its balance sheet with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, its provisions of SFAS 158 were applied on a prospective basis as from December 31, 2006; therefore, prior periods presented have not been restated.  At December 31, 2007 and 2006, the Company recorded $1.225 and $50,103, net of tax, in accumulated other comprehensive income related to the adoption of this statement, respectively.

3.12            Compensated absences

Compensated absences are accrued over the vesting period.

3.13            Stock based compensation plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123(R)”) “Shared-based payment”. SFAS 123(R) addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

The Company applied the modified prospective application method to account for the implementation of SFAS 123(R), which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123(R)).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

Under SFAS 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black & Scholes model. At the present time, the Company uses the Black & Scholes model. SFAS 123(R) also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

The following table illustrates the effects on net income and on earnings per share if the grant-date fair value method had been applied (in thousands, except per share data).

2005

Net income as reported	1,117,521
Reversal of stock-based compensation cost included in the determination of net income as reported, net of tax	173
Stock-based compensation cost following the fair value method, net of tax	(1,202)
Pro-forma net income	1,116,492

Earnings per share - basic
Common - As reported and pro-forma	1.68
Preferred - As reported and pro-forma	1.68

Earnings per share - diluted
Common
As reported	1.67
Pro-forma	1.67

Preferred
As reported	1.67
Pro-forma	1.67

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. Information about those plans is presented in Note 25.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

3.14            Revenue recognition

Revenues from sales of products are recognized upon delivery to customers, when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

The Company recognizes its revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contracts costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provision for estimated losses on construction contracts in progress is made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

The asset “Cost and estimated earnings in excess of billings of uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized. Both assets and liabilities are presented under “Other current assets” or “Other current liabilities”.

Shipping and handling costs are recognized under cost of sales.

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

3.16            Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.

Basic EPS excludes dilution, while diluted EPS reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A and, during the year ended December 31, 2007 and 2006, the potential dilution from the potential settlement in shares of Gerdau S.A. of the commitment to acquire additional shares of Diaco (Note 4.v) and for the year ended December 31, 2006 the options granted to minority shareholders of Sipar Aceros to sell additional shares to the Company (Note 4.x). The Company uses the “treasury stock” method to compute the dilutive effect of those instruments.

EPS data for 2005 is calculated giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1). EPS is presented on a per share basis (Note 19).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

3.17            Dividends and interest on equity

The Company’s By-Laws require it to pay to its Common and Preferred shareholders annual dividends of at least 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in the financial statements once declared by the Annual General Meeting.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros de Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

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

3.19            Advertising costs

Advertising costs included in selling and marketing expenses were $48,297, $28,736 and $25,661 for the years ended December 31, 2007, 2006, and 2005 respectively. No advertising costs have been deferred.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

4                             Acquisitions

(a) Grupo Feld S.A. de C. V. (Gerdau GTL México, S.A., de C.V.)

On March 28, 2007, the Company acquired 100% of capital stock of Grupo Feld S.A. de C.V., a Mexican Group which owns three companies: Siderurgica Tultitlán S.A. de C.V. (“Sidertul”), a long steel mini-mill located on Ciudad de México, which produces 350,000 tones of crude steel and 330,000 tones of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), which is the trading company of the group, and basically trades steel products produced by Sidertul, and also Arrendadora Valle de Mexico S.A. de C.V. (“Arrendadora”), which is a real state company which owns the land and buildings were Sidertul is located. The financial statements of the Company include the results of this acquisition from the date of acquisition.

Total price paid for this acquisition was $258,840. As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and other intangible assets. The evaluation is being performed and the final result will be recorded in accordance with the accounting rule referred above. The Company has made a preliminary estimation of fair value of assets acquired and liabilities assumed, and those assets and liabilities are described below:

Net assets (liabilities) acquired
Current assets	43,648
Property, plant and equipment	108,522
Other non-current assets	3,862
Goodwill	124,977
Current liabilities	(20,783)
Non-current liabilities	(1,386)
258,840

Purchase price	258,840

(b) Siderúrgica Zuliana C.A.

On June 18, 2007, the Company acquired 100% of capital stock of Siderúrgica Zuliana C.A., a Venezuelan company which operates one steel mill in the city of Ciudad Ojeda, Venezuela, with an annual production capacity of 300,000 tones of crude steel and 200,000 tones of rolled steel. The financial statements of the Company include the results of this acquisition from the date of acquisition.

Total consideration for this acquisition was $92,499, which has been paid during the second and third quarter of the year. As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and other intangible assets. The valuation is being performed and the final result will be recorded in accordance with the accounting rule referred above. The Company has made a preliminary estimation of fair value of assets acquired and liabilities assumed, and those assets and liabilities are described below:

Net assets (liabilities) acquired
Current assets	12,296
Property, plant and equipment	27,960
Other non-current assets	1,010
Goodwill	58,293
Current liabilities	(4,710)
Non-current liabilities	(2,350)
92,499

Purchase price	92,499

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

(c) Multisteel Business Holdings Corp.

On May 25, 2007, the Company acquired a 30.45% interest on Multisteel Business Holdings Corp., which is a holding company of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a rolling mill steel company, with annual capacity of around 350,000 tonnes of rolled steel. This partnership will allow the Company to access the Caribbean market.

Total consideration paid for this interest was $42,900, and the Company has preliminary computed a goodwill of $19,700, which was not yet allocated. This investment is recorded under the equity method. As per the purchase agreement, the Company agrees to pay contingent consideration based on futures earnings of the acquired investment. Such earn-out clause provides for additional payment if a certain level of EBITDA (defined in the contract) is reached on the following 5 years. Such contingent consideration will be included in the goodwill, when it is considered as a liability of the Company.

On July 2, 2007, the Company has increased its equity interest on Multisteel Business Holdings Corp from 30.45% to 49%, through the capitalization of intercompany loans totaling $72,000. This investment is recorded under the equity method, and the Company has computed a preliminary goodwill of $23,105.

(d) Valley Places, Inc,

On June 17, 2007, Pacific Coast Steel (“PCS”), a 55% owned joint venture of the Company completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada, for approximately $8,900. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business. VPI currently employs more than 110 field ironworkers and specializes in smaller commercial, retail and public works projects.

(e) SJK Steel Co.

On June 22, 2007 the Company and Kalyani Group, from India, have signed a joint venture agreement for an investment in Tadipatri, India. The joint venture involves a stake of 45% of ownership of SJK Steel Co., a steel making company with two LD converters, one continuous cast mill and also a facility for pig iron production. The agreement provides for joint control, and investments are estimated in $71,000, depending on several preceding conditions, which were not met at December 31, 2007. On December 11, 2007 the Company made an advance payment for the acquisition of this investment in the amount of $20 million.

(f) D&R Steel

On August 27, 2007, the subsidiary Gerdau Ameristeel completed the acquisition of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona for $4,900. As a result of this acquisition, the Company recorded total assets of $3,200, goodwill and intangibles of $3,000 and liabilities of $1,300.

(g) Chaparral

On September 14, 2007, the subsidiary Gerdau Ameristeel completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the subsidiary’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and other located in Petersburg, Virginia. The

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

purchase price for the shares of Chaparral was $4,234,688 in cash, plus the assumption of certain liabilities of the acquired company.

The consolidated financial statements of the Company include the results of these acquisitions from the date of acquisition.

The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition September 14, 2007:

Net assets (liabilities) acquired
Current assets	1,059,573
Property, plant and equipment	703,811
Intangible assets	605,671
Other long-term assets	11,519
Current liabilities	(503,796)
Long-term liabilities	(415,299)
Net fair market value	1,461,479
Goodwill	2,773,209
Total consideration allocated	4,234,688

The preliminary purchase price allocation to the identifiable intangible assets is as follows:

		Remaining
		Useful life
Customer relationships	561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 months
	605,671

The goodwill has been allocated to North America segment (see note 12). The purchased intangibles and goodwill are not deductible for tax purposes, however purchase accounting requires the establishment of deferred tax liabilities related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.

As allowed under SFAS 141, the Company has up to one year from the acquisition data to finally determine the valuations of goodwill and other intangible assets.

The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of each of the periods shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Year Ended
	December 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)

Net Sales	17,197,083	13,435,264
Net Income	1,679,953	1,535,277

Earnings per Common Share - Basic	2.54	2.31
Earnings per Common Share - Diluted	2.51	2.29

Earnings per Preferred Share - Basic	2.54	2.31
Earnings per Preferred Share - Diluted	2.51	2.29

The unaudited pro forma information presented above reflects the results of operations for the years ended December 31, 2007 and 2006 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income in each period.

The pro forma information for the year ended December 31, 2007 has been prepared by combining (i) Company’s consolidated statement of earnings for the year ended December 31, 2007, which includes Chaparral from September 14, 2007 the date of acquisition and (ii) Chaparral’s consolidated statement of operations for the nine months ended August 31, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007. The 2006 comparative information was prepared combining Company’s consolidated statement of earnings for the year ended December 31, 2006 and (ii) Chaparral’s consolidated statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2006, the three months ended May 31, 2006, the three months ended August 31, 2007 and three months ended November 30, 2006.

(h) Enco Materials Inc.

On October 1, 2007, the subsidiary Gerdau Ameristeel acquired Enco Materials Inc. (“Enco”), a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products for $46.6 million in cash, plus the assumption of certain liabilities of the acquired Company. As a result of this acquisition, the Company recorded total assets of $30.6 million, goodwill of $26.2 million, intangibles of $2.5 million and liabilities of $12.7 million. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.

(i) Corsa Controladora, S.A. de C.V.

On October 19, 2007, the Company signed a letter of intention to purchase an interest of 49% in the capital of the holding company Corsa Controladora, S.A. de C.V., with headquarters in Mexico City, Mexico. The holding owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors.

Aceros Corsa, located in the city of Tlalnepantla, in the metropolitan area of Mexico City, is a mini-mill producer of long steels (small merchant bars) with an installed capacity of 150,000 thousand tones of crude steel and 300,000 thousand tones of rolled products a year.

This transaction was estimated at $110.7 million, subject to compliance with certain prior requirements. As such requirements were not fulfilled as of December 31, 2007, no payment was made through that date.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

(j) Trefilados de Urbina, S.A. – Trefusa

On October 19, 2007, the subsidiary Sidenor Industrial acquired Trefilados de Urbina, S.A. – Trefusa for €18.1 million ($25.8 million as of the acquisition date). Trefusa is a wire drawing mill working with special long steels in Vitória, Spain. As a result of the acquisition, the Company recognized an initial goodwill of €7.7 million ($11.3 million as of the acquisition date).

(k) Acquisition of additional interest in Sipar Aceros

On October 23, 2007, the Company acquired an additional interest of 8.97% in the capital of Sipar Aceros for $11,064. This acquisition was under the terms of an agreement signed on September 15, 2005 which stated that some of the shareholders had options to sell shares of Sipar Aceros to the Company. As result of the acquisition, the Company recognized an additional goodwill of $3,417. See also Note 4.w.

(l) Quanex Corporation

On November 19, 2007, the Company signed a final agreement to acquire Quanex Corporation, which, through its steel business MacSteel, is the second largest producer of special long steels (Special Bar Quality – SBQ) in the United States and operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream units Spread across Michigan, Ohio, Indiana and Wisconsin. MacSteel has an installed capacity of 1.2 million tonnes of steel and 1.1 million tonnes of rolled products a year.

The agreement does not include Quanex’s Building Products business, which is a non-siderurgy operation. Quanex announced the spin-off of this business to its shareholders before the acquisition offer was actually completed.

This transaction was estimated at $1.5 billion, subject to compliance with certain prior requirements. As such requirements were not fulfilled as of December 31, 2007, no payment was made through that date.

(m) Acquisition of additional interest in Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.

On December 14, 2007 the Company completed the acquisition of shares owned by the members of “Clube dos Empregados da Açominas” (Açominas’s Employees Club) in the companies Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A., which were equivalent to 2.89% of each company’s capital. The total of acquisition is R$ 653,825 ($364,065) payable in 36 equal installments, adjusted by 102% of the variation of the Interbank Deposit Certificate – CDI and booked as short-term debt and long-term debt. As a result of this operation, the Company recorded goodwill of R$399,432 ($225,502) on December 31, 2007.

(n) Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.

On December 31, 2007, the Company signed a final agreement for the exchange of shares whereby the Company acquired the ownership of Aplema, in exchange for its interest in Margusa – Maranhão Gusa S.A.  The exchange was completed with equivalence of value between Aplema’s and Margusa’s shares. As a result of this operation, the Company recorded goodwill of R$ 53,965 ($30,467).

(o) Corporación Sidenor S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of €443,820 plus a variable contingent

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to €165,828 ($200,082). The amounts paid under the variable contingent price will be accounted for as additional purchase price consideration once the contingencies are resolved. Contingent price depends on several factors including actual use of existing tax credits, potential gains on litigation initiated by a subsidiary of Corporación Sidenor and final destination of a plot of land currently occupied by Corporación Sidenor. Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. The Santander right to sell to third parties in case of unsuccessful result of the put exercise means that if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date.At any time during the put effectiveness, Sidenor will be able to require, upon a certified notice, that Santander exercise the put in advance.

As of December 31, 2006, certain tax credits in the Spanish operation of Sidenor have been used. Part of the contingent variable price was dependent on the use of such tax credits and the Company is contractually obligated to pay to the former shareholders of Sidenor an amount equivalent to 70% of the tax credits used. As a result of this, the Company will make an additional payment of €24,605 ($29,817), which was recorded as an additional purchase price consideration. During year ended December 31, 2006, the Company has paid €3,098 ($3,929) regarding the use of those tax credits. During year ended December 31, 2007 no payments were made regarding the use of those tax credits.

The Company has concluded that Corporación Sidenor is a variable interest entity (“VIE”) as defined by FIN 46 (R) “Consolidation of Variable Interest Entities” and that the Company is the primary beneficiary. As a result, as from the acquisition date, the Company has consolidated Corporación Sidenor and its subsidiaries which include Aços Villares S.A., a Brazilian specialty steel producer on which Corporación Sidenor has a 58% voting interest.

The Company has estimated the fair value of assets and liabilities of Corporación Sidenor and its subsidiaries. According to the estimated fair value amounts of assets and liabilities of Corporación Sidenor and its subsidiaries, an excess of fair value of assets acquired and liabilities assumed in relation to the purchase price was identified. Considering that contingent consideration exists which may result in additional purchase price part of the originally determined amount of excess of fair value of assets acquired and liabilities assumed in relation to purchase price has been recorded under “Deferred credit related to acquisition of Corporación Sidenor”. The amount then recorded is the lesser of estimated maximum contingent consideration and the excess of fair value over purchase price originally determined. The maximum contingent consideration has been estimated by management based on assumptions and information available as of the date of acquisition. The amount recorded as of December 31, 2006 related to the estimated maximum contingent consideration is $106,899. The remaining excess fair value of assets acquired and liabilities assumed in relation to the purchase price was allocated to reduce the value of long-lived assets acquired. During year ended December 31, 2007, the Company reversed €19,867 ($29,259) of contingent consideration due to no longer use of part of tax credits. As a result of that the Company adjusted the fair value of non-current assets.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Final allocation recorded as of December 31, 2006	Final allocation after reduction of contingent consideration

Purchase price consideration	224,234	224,234
Deferred credit related to the acquisition	106,899	77,640
	331,133	301,874

Current liabilities	444,618	444,618
Non-current liabilities	701,854	691,613
Minority interest (corresponding to the 60% acquired by other parties including Santander Group)	503,582	503,582
Current assets	(670,025)	(670,025)
Non-current assets	(1,311,162)	(1,271,662)
Net assets at estimated fair value	(331,133)	(301,874)

The Company’s  obligation  to purchase from  Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of December 31, 2007 and 2006, such obligation amounts to $266,176 and $246,005, respectively. See Note 21.

(p) Fargo Iron and Metal Company

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5,500.

(q) Callaway Building Products, Inc.

In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2,200.

(r)          Sheffield Steel Corporation

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

The $63,681 of goodwill was assigned to the reporting segment North America.  None of the goodwill is deductible for tax purposes.

(s)          Empresa Siderurgica del Peru S.A.A. – Siderperu

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

During the process of qualification for the public bid, the Company has also acquired credits against the former owner of Siderperu, in the amount of $18,000, which were guaranteed by 40.24% of Siderperu shares. On November 15, 2006, a subsidiary of the Company, which was the holder of the credits, executed its guarantee, and in a public auction, the Company acquired 32.84% of the shares of Siderperú for $16,201. Therefore, the Company owns as of December 31, 2006, 83.27% of the shares of Siderperu.

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

As of December 31, 2006 the Company made a preliminary computation of the estimated fair value of assets and liabilities of Siderperu. According to the preliminary allocation, total fair value of assets acquired and liabilities assumed approximates the total purchase price consideration paid; therefore, no goodwill was initially recognized in this acquisition. During the second quarter of 2007, the Company has finalized its process of purchase price allocation for the acquisition of Siderperu. According to the final allocation of fair value of assets acquired and liabilities assumed, the Company has determined the fair value of consideration given was lower than the fair value of assets acquired and liabilities assumed; therefore, the Company identified an excess of fair value over purchase price consideration (“negative goodwill”) in this acquisition. Such negative goodwill was allocated to the long term assets acquired, reducing the amount of fair value initially computed. The following table summarizes both the preliminary computation of estimated fair value of assets acquired and liabilities recorded as of December 31, 2006 and the final computation including final allocation of negative goodwill:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Preliminary allocation recorded	Final allocation including
	as of December 31, 2006	allocation of negative goodwill
Net assets (liabilities) acquired
Current assets	118,392	116,533
Property, plant and equipment	143,013	138,823
Other non-current assets	290	290
Current liabilities	(137,487)	(137,487)
Non-current liabilities	(24,638)	(18,589)
Minority interest	(12,651)	(12,651)
	86,919	86,919

Purchase price	77,427	77,427
Plus transaction costs	9,492	9,492
Total purchase price consideration	86,919	86,919

(t)            Pacific Coast Steel, Inc. and Bay Area Reinforcing

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

Other intangible assets consist of the following:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Fair Value	Useful lives (in years)

Backlog	1,155	2.5
Trade name	3,850	5.0
Customers	2,805	13.5
Non-compete agreements	550	5.0
	8,360

For the year ended December 31, 2007 and 2006, the Company recorded in amortization of intangibles $1,378 and $500 of amortization expense related to the purchased intangible assets, respectively.

(u) GSB Aceros S.L.

On December 28, 2006, Corporación Sidenor has consummated the acquisition of all outstanding shares of GSB Aceros through an agreement with CIE Automotive, S.A. (CIE), after obtaining the approval of Spanish Free Trade Authorities.

GSB Aceros is a specialty steel mill, with annual production of 200,000 tons located on Guipúzcoa, Spain. GSB Aceros is a specialty steel producer mainly focused on automotive market, through direct and indirect sales.

Total price paid for this acquisition was €111,500 ($146,788).

In December 2007, the Company concluded the appraisal of the fair value of GSB Aceros S.L.’s assets and liabilities and reversed the goodwill of $60,577 initially recognized when the acquisition was done. According to the final estimation of fair value acquired, the Company has determined the fair value of consideration given was lower than the fair value of assets acquired and liabilities assumed; therefore, the Company identified a negative goodwill in this acquisition. Such negative goodwill was allocated to the long term assets acquired, reducing the amount of fair value initially computed.

The table below shows the preliminary allocation recorded as of December 31, 2006 and the final allocation recorded:

	Preliminary allocation recorded
	as of December 31, 2006	Final allocation
Net assets (liabilities) acquired
Current assets	141,229	143,345
Property, plant and equipment	86,573	168,592
Other non-current assets	16,290	16,290
Goodwill	60,577	—
Current liabilities	(115,917)	(115,917)
Non-current liabilities	(41,964)	(65,522)
	146,788	146,788

Purchase price consideration, at fair value	146,788	146,788

In 2007, the subsidiary GSB Aceros S.L. was merged by Sidenor Industrial S.L. which is a subsidiary of Corporación Sidenor S.A..

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

(v) Diaco and Sidelpa

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

Diaco

During September 2005 the conditions precedent for the Diaco acquisition were met, including the execution by Diaco of a public offer in the Colombian market to acquire shares owned by minority shareholders and the delisting of Diaco from the stock exchange in Colombia. On September 30, 2005, the Company concluded all steps required to obtain a 57.11% voting and total interest in Diaco, obtaining a controlling interest. As a result, Diaco shares acquired by the Company through Cerney Holding Limited, a wholly-owned subsidiary, were transferred from a trust to the Company, and the amount of $49,205 was transferred from such trust to the sellers while an additional amount of $6,762 was paid in cash by the Company.

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

As result of the conditions precedent being met, Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013. Gerdau has the option to anticipate such purchase by acquiring 50% of the additional interest in March 2008 and the other 50% of the additional interest in March 2009. Settlement of the acquisition of the additional interest can be made in cash or in shares of Gerdau at the option of the sellers. The terms of the agreement establishes a formula to determine the purchase price which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in net equity of Diaco. The Company has recorded this forward commitment to purchase additional shares at its estimated fair value which at December 31, 2007 and 2006 amounts to $85,758 and $62,164, respectively and is presented within “Other non-current assets”. Changes in fair value have been recognized in income in “Other operating income (expenses), net”. The balance of the advance deposit originally made in December 2004, amounting to $14,895 as of December 31, 2006, is expected to be used to partially pay for the acquisition of this additional interest.

Sidelpa

On November 19, 2005, all the conditions precedent related to the acquisition of Sidelpa were met and Cerney Holding Limited obtained a 97.01% interest in Sidelpa, obtaining its control. As a result of this transaction, an amount of $4,400 was transferred from a trust to the former owners of Sidelpa, and $6,224 was paid in cash.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

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

(w)  Sipar Aceros

On September 15, 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros, a rolling steel mill located in Santa Fé, Argentina, on which the Company already had a 38.46% interest. The company paid $16,688 in cash on September 15, 2005 and is required to pay an additional amount of $23,947 during the next three years without interest on those additional payments. Total consideration for the purchase of such interest, considering the financed portion of the purchase price at fair value, amounts to $37,340.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as from the date of this additional acquisition. Previous to this date, this investment was accounted for following the equity method.

This transaction was accounted under the purchase method, and an allocation of fair value of assets and liabilities was performed which resulted in the recognition of goodwill of $16,721. Goodwill has been fully allocated to the reporting unit “Sipar Aceros”, a component of the segment “South America (except Brazil)”.

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

Under the terms of the agreements, some of the selling shareholders have options to sell additional shares of Gerdau Sipar Inversiones S.A. (parent company of Sipar Aceros) to the Company, at a fixed amount, until September 2007. Initial fair value of those put options amounting to $2,881 was considered in the purchase price consideration, and subsequent changes in their fair value are recorded in income. On December 31, 2006, the fair value of the put options amount to $1,512 and is recorded on “Other non-current liabilities”, and has generated a gain of $4,305 during 2006, recorded in “Other operating (expenses) income, net”.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

5                             Short-term investments

Trading

Trading securities mainly includes Bank Deposit Certificates and Fixed-income investments, which are recorded at fair value. All income generated from these investments was recorded as financial income. At December 31, 2007 and 2006 the Company held $1,601,594 and $2,221,422 of investments in these securities, respectively.

Available for Sale

At December 31, 2007 and 2006 the Company held $156,029 and $123,430 of investments in these securities, respectively.

North America

From time to time, Gerdau Ameristeel invests excess cash in short-term investments, classified of available-for-sales, that are comprised of investment grade variable rate debt obligations, which are asset-backed. During 2006, Gerdau Ameristeel’s investments in these securities were recorded at cost, which approximated fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of the securities’ stated contractual maturities, Gerdau Ameristeel historically had the ability to quickly liquidate these securities. During 2007, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, Gerdau Ameristeel may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is Gerdau Ameristeel’s intention to sell these investments when liquidity returns to the market for these securities, if Gerdau Ameristeel determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, Gerdau Ameristeel might have to reclassify the investments from a current asset to a non-current asset. Gerdau Ameristeel’s $94,591 marketable securities portfolio at December 31, 2007, consisted of such auction rate securities. These securities were rated between AA- and AAA by third party credit rating agencies. Due to the lack of availability of observable market quotes on Gerdau Ameristeel’s investment portfolio of marketable securities and auction rate securities, Gerdau Ameristeel utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, Gerdau Ameristeel recorded a permanent impairment of approximately $9 million (pre-tax) at December 31, 2007 related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors. All income generated from these investments was recorded as financial income.

Other Countries

At December 31, 2007, other available for sale securities was $61,438 which are recorded at fair value and corresponding to shares of Acerias Paz del Rio S.A., a Colombian steel company. These shares are valuated by market quotation price and the Company’s intention is not to keep those securities as a permanent investment. At December 31, 2007, the cost amount of these securities was $53,666. All unrealized gains generated from these investments are recorded directly in shareholders equity in the amount of $7,772.

Held to Maturity

Held to maturity securities matured during 2007 and the amount redeemed at their maturity date was $163,194. At December 31, 2006 the Company held $138,200 of investments in these securities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

6                             Trade accounts receivable, net

	2007	2006
Trade accounts receivable	1,811,663	1,318,698
Less: allowance for doubtful accounts	(30,306)	(35,278)
	1,781,357	1,283,420

7                             Inventories

	2007	2006
Finished products	1,263,252	891,724
Work in process	762,634	539,496
Raw materials	722,309	519,245
Packaging and maintenance supplies	498,058	317,169
Advances to suppliers of materials	170,352	113,244
	3,416,605	2,380,878

8                             Tax credits

Current assets

	2007	2006
Brazilian value-added tax on sales and services - ICMS	89,603	61,340
Brazilian excise tax - IPI	36,124	9,504
Brazilian tax for financing of social integration program - PIS	11,301	22,879
Brazilian tax for social security financing - COFINS	55,579	59,942
Withholding income tax	107,003	82,386
Corporate value-added tax - IVA	29,937	8,606
Others	11,078	8,862
	340,625	253,519

Non-current assets

	2007	2006
Brazilian value-added tax on sales and services - ICMS	102,977	72,351
Brazilian tax for financing of social integration program - PIS	13,485	6,347
Brazilian tax for social security financing - COFINS	61,469	32,460
Withholding income tax	153,123	53,212
Others	8,776	28,597
	339,830	192,967

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

9                             Balances and transactions with related parties

	2007	2006
Other non-current assets

Loans and advances to directors	1,180	1,062
Receivable from Metalúrgica Gerdau S.A.	49	—
Receivable from Fundação Gerdau	1,113	476
Receivable from Florestal Rio Largo Ltda.	7	133
Receivable from Santa Felicidade S.A.	8	124
Receivable from Armacero Ind. Com. Ltda.	6	—
Others	3	—

Other current liabilities

Payable to Metalúrgica Gerdau S.A.	—	1,209
Joint ventures North America	282	—
Others	36	—

Financial income, net	3,993	589

In addition to the balances in the table presented above:

•                  Banco Gerdau S.A. is a wholly owned subsidiary of MG and manage investment funds for the exclusive use of the Company. The funds managed as of December 31, 2007 amounted to $636,446 (2006 - $1,546,836) and its investments consist of time deposits and debentures issued by major Brazilian banks, and treasury bills issued by the Brazilian government. Income earned on the Company’s investment in the fund aggregated $128.732 in 2007, $222,496 in 2006 and $111,737 in 2005, representing average yields of 11.9%, 15.1% and 16.2%, respectively.

•                  INDAC – Indústria, Administração e Comércio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt of the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2007 amounted to $965,335 (2006 - $836,218).

•                  The Company usually sells and purchase its debentures to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

10                      Property, plant and equipment, net

	2007	2006
Buildings and improvements	2,222,619	1,555,944
Machinery and equipment	7,925,285	5,283,344
Vehicles	70,345	50,542
Furniture and fixtures	89,082	71,847
Other	531,918	360,346
	10,839,249	7,322,023
Less: Accumulated depreciation	(4,115,228)	(2,994,815)
	6,724,021	4,327,208
Land	503,882	384,482
Construction in progress	1,391,811	1,278,939
Total	8,619,714	5,990,629

Construction in progress as of December 31, 2007 represents principally amounts invested in the expansion of Ouro Branco industrial facility in the subsidiary Gerdau Açominas S.A.. The Company capitalized interest on construction in progress in the amount of $65,098 in 2007 and $65,900 in 2006.

As of December 31, 2007, machinery and equipment with a net book value of $1,055,641 ($655,414 as of December 31, 2006) was pledged as collateral for certain long-term debt.

During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32,400 of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. As of December 31, 2007 and 2006, the Company also recorded an additional $3,178 and $9,400, respectively charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to disposing of dust from the baghouse.

11                      Equity investments

	2007	2006

Joint-ventures in North America:
Gallatin Steel Company	140,473	158,800
MRM Guide Rail	9,741	7,376
Bradley Steel Processors	2,174	1,291
Co-Steel Dofasco LLC	8,779	—
Multisteel Business Holdings Corp. (Dominican Republic)	122,374	—
Armacero Industrial y Comercial Ltda. (Chile)	3,378	3,751
Dona Francisca Energética S.A. (Brazil)	30,298	26,293
	317,217	197,511

12                      Goodwill and Intangibles assets

The change in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007					2006
	Long	North	Latin	Specialty		Long	North	Latin	Specialty
	Brazil	America	America	Steel	Total	Brazil	America	America	Steel	Total

Balance at the beginning of the year	—	252,599	23,592	60,577	336,768	1,234	122,716	23,904	—	147,854

Goodwill arising on acquisition of Aplema Com Prod Agroflorestais (Note 4.n)	30,467	—	—	—	30,467	—	—	—	—	—
Chaparral Steel Company (Note 4.g)	—	2,773,209	—	—	2,773,209	—	—	—	—	—
Enco Materials Inc. (Note 4.h)	—	26,160	—	—	26,160	—	—	—	—	—
Gerdau Acominas S.A. (Note 4.m)	96,047	—	—	—	96,047	—	—	—	—	—
Gerdau Aços Especiais S.A. (Note 4.m)	—	—	—	19,313	19,313	—	—	—	—	—
Gerdau Aços Longos S.A. (Note 4.m)	94,691	—	—	—	94,691	—	—	—	—	—
Gerdau Comercial de Aços S.A. (Note 4.m)	15,451	—	—	—	15,451	—	—	—	—	—
GSB Aceros S.L. (Note 4.u)	—	—	—	—	—	—	—	—	60,577	60,577
Grupo Feld, S.A. de C.V. (Note 4.a)	—	—	124,977	—	124,977	—	—	—	—	—
Pacific Coast Steel Inc. (Note 4.t)	—	—	—	—	—	—	66,202	—	—	66,202
Sheffield Steel Corporation (Note 4.r)	—	—	—	—	—	—	63,681	—	—	63,681
Siderúrgica Zuliana, C.A. (Note 4.b)	—	—	58,293	—	58,293	—	—	—	—	—
Sipar Aceros S.A. (Note 4.k,w)	—	—	3,417	—	3,417	—	—	—	—	—
Trefilados de Urbina, S.A. -Trefusa (Note 4.j)	—	—	—	11,291	11,291	—	—	—	—	—
Other aquisitions	—	862	—	—	862	—	—	—	—	—
Purchase price allocation of GSB Aceros S.L. (Note 4.u)	—	—	—	(60,577)	(60,577)	—	—	—	—	—
Assets goodwill write-off of Atlas Steel	—	(1,924)	—	—	(1,924)	—	—	—	—	—
Impairment of Margusa goodwill	—	—	—	—	—	(1,630)	—	—	—	(1,630)
Effect of exchange rate on goodwill of operations in Latin America and Brazil	—	—	6,881	—	6,881	396	—	(312)	—	84

Balance at the end of the year	236,656	3,050,906	217,160	30,604	3,535,326	—	252,599	23,592	60,577	336,768

The Company performed the annual impairment test required by SFAS 142. The Company identified that goodwill allocated to its reporting unit Margusa (a pig iron producer reported within the reporting segment Long Brazil) acquired in 2003 has been impaired. The main reason for the goodwill impairment is the reduction in pig iron prices during 2006 in the Brazilian and foreign markets as well as the appreciation of Brazilian real against the U.S. dollar during 2006, with both factors negatively affecting profitability of Margusa. Other Brazilian pig iron producers experienced similar situations during the past two years. The Company uses EBITDA multiples of comparable companies in order to estimate the fair value of its reporting units including Margusa. This computation resulted in the recognition of a loss of $1,630, recorded under “Other operating (expenses) income, net”, during the year ended December 31, 2006.

During December 2007, Gerdau Ameristeel decided to sell the assets of the Atlas Steel downstream location. As a result, Gerdau Ameristeel recorded a $3,200 charge to other operating expenses, consisting of charges to write-off certain inventory items of $1,300 and goodwill of $1,924 associated with this facility and allocated to the downstream segment.

Intangible assets are comprised of the following:

	2007			2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	575,225	(8,174)	567,051	7,952	(63)	7,889
Patented tecnology	29,220	(1,742)	27,478	220	(6)	214
Internally developed software	1,000	(500)	500	0	0	0
Order backlog	16,354	(15,333)	1,021	1,155	(140)	1,015
Trade name	3,850	(898)	2,952	3,850	(233)	3,617
Non-compete agreements	6,633	(894)	5,739	1,862	(234)	1,628
Carbon emission reduction certificates	4,473	(8)	4,465	8,722	0	8,722
	636,755	(27,549)	609,206	23,761	(676)	23,085

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

For the years ended December 31, 2007 and 2006, the Company recorded amortization expense related to its intangible assets of $26.6 million and $0.5 million, respectively.

The estimated amortization expense for each of five succeeding fiscal years is as follows:

	2008	2009	2010	2011	2012
Customer relationships	87,543	49,390	50,753	50,072	47,347
Patented tecnology	5,813	5,813	5,813	5,813	4,091
Internally developed software	500	—	—	—	—
Order backlog	811	207	3	—	—
Trade name	770	770	770	642	—
Non-compete agreements	1,528	1,528	1,528	1,041	114
	96,965	57,708	58,867	57,568	51,552

13           Accrued pension and other post-retirement benefits obligation

13.1        Summary of amounts recognized in the balance sheet

The amounts recognized in the balance sheets are as follows:

	2007	2006
Non-current liabilities
Liabilities with benefit for retirement and termination	172,885	80,061
North American pension obligation	134,808	132,155
North American obligation other than pension	117,614	106,348
Accrued liability related to pension and other benefit obligation	425,307	318,564

Non-current assets
Other assets for the North American plans	5,826	1,894
Prepaid pension cost for the Brazilian plans	388,016	241,664
	393,842	243,558

13.2        Pension Plans

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

Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees’ compensation and totaled $930 in 2007, $1,718 in 2006 and $1,703 in 2005. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

amounted to $12,200, $6,600 and $5,400 in 2007, 2006 and 2005, respectively.

See Note 3.11 for further information regarding the adoption of SFAS 158.

Brazilian Plans

The adjustments for SFAS 158 affected our Consolidated Balance Sheet as follows:

2006
Before Application of SFAS 158
Prepaid benefit cost	104,917
Adjustments
Prepaid benefit cost	136,747
Accumulated other comprehensive income	(136,747)
After Application of SFAS 158
Prepaid benefit cost	241,664
Accumulated other comprehensive income	(136,747)

Net periodic pension benefit relating to the defined benefit component of the Brazilian Plans was as follows:

	2007	2006	2005
Service cost	17,705	13,370	10,133
Interest cost	47,317	39,919	31,200
Expected return on plan assets	(86,870)	(71,678)	(50,090)
Plan participants’ contributions	(3,022)	(6,841)	(2,155)
Amortization of unrecognized gains and losses, net	(4,838)	(4,342)	(1,830)
Amortization of prior service cost	940	867	467
Amortization of unrecognized transition benefit	(686)	(614)	(349)
Net pension benefit	(29,454)	(29,319)	(12,624)

The funded status of the defined benefit components of the Brazilian Plans was as follows:

	2007	2006
Plan assets at fair value	960,817	662,746
Projected benefit obligation	(572,801)	(421,082)
Funded status	388,016	241,664

The amounts recognized in the Balance Sheets are as follows:

	2007	2006
Prepaid benefit cost	388,016	241,664
Net asset reconized, end of year	388,016	241,664

The amounts before taxes recognized in accumulated other comprehensive income (loss) at December 31, 2007 and 2006, as a result of the implementation of SFAS 158, are follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006
Transition asset	(1,317)	(1,842)
Prior service cost	7,611	7,914
Net actuarial gain	(200,129)	(142,819)
	(193,835)	(136,747)

The amounts in accumulated other comprehensive income (loss) expected to be recognized as a component of net periodic benefit in 2008 is as follows:

2008
Amortization of transition asset	755
Amortization of prior service cost	1,440
Amortization of net actuarial gain	(6,915)

Additional information for the Brazilian Plans is as follows:

	2007	2006
Change in benefit obligation
Benefit obligation at the beginning of the year	421,082	328,789
Service cost	17,705	13,370
Interest cost	47,317	39,919
Actuarial loss	6,166	17,177
Benefits paid	(13,525)	(10,560)
Effect of exchange rate changes	94,056	32,387
Benefit obligation at the end of the year	572,801	421,082

	2007	2006
Change in plan assets
Fair value of plan assets at the beginning of the year	662,746	502,076
Actual return on plan assets	145,801	110,546
Employer contributions	11,145	8,037
Plan participants’ contributions	4,698	3,258
Benefits paid	(13,525)	(10,560)
Effect of exchange rate changes	149,952	49,389
Fair value of plan assets at the end of the year	960,817	662,746

Expected benefit payments
2008	14,589
2009	21,914
2010	24,361
2011	27,339
2012	30,543
2013 - 2017	217,911

The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

presented below are nominal rates and consider annual inflation of 4%.

Assumptions used to determine benefit obligations (in % per year):

	2007	2006
Discount rate	10.24%	10.24%
Rate of increase in compensation	8.16% - 6.60%	8.16% - 7.64%

Assumptions used to determine net periodic benefit cost for the year (in% per year):

	2007	2006	2005
Weighted-average discount rate	10.24%	11.30%	11.30%
Rate of increase in compensation	8.16% - 6.60%	8.68% - 9.20%	8.68% - 9.20%
Long-term rate of return on plan assets	13.52% - 11.91%	12.35%	12.35%

The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories’ returns are based on long term macroeconomic scenarios.

Brazilian Plan assets as of December 31, 2007 include shares of Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and of Gerdau in the amounts of $12,210, $8,349, $1,434, $1,958, and $44,045, respectively (2006 – Gerdau Açominas - $10,115, Gerdau Aços Longos - $6,917, Gerdau Aços Especiais - $1,188, Gerdau Comercial de Aços - $1,622 and Gerdau - $24,348) and shares of Metalúrgica Gerdau S.A of $36,173 (2006 - $21,516).

The Brazilian Plans are managed by Gerdau – Sociedade de Previdência Privada (with respect to the Gerdau Plan) and Fundação Açominas de Seguridade Social – Aços (with respect to the Gerdau Açominas Plan”). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2007, by asset category, are as follows:

	Gerdau Plan		Gerdau Açominas Plan
	2007	2006	2007	2006
Accumulated benefit obligation	77,793	63,473	396,549	270,905

Allocation of assets by category as of December 31
Equity Securities	33.00%	33.08%	10.04%	13.60%
Fixed income	67.00%	66.92%	87.35%	84.21%
Real estate	—	—	0.50%	1.00%
Loans	—	—	2.11%	1.19%
Total	100.00%	100.00%	100.00%	100.00%

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

		Gerdau
	Gerdau	Açominas
	Plan	Plan
Target allocation of assets for 2008
Equity securities	30.00%	14.00%
Fixed Income	70.00%	83.50%
Real estate	—	0.50%
Loans	—	2.00%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%. The expected employer contributions for 2008 are $1,685.

The Gerdau Açominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 70% to 100%, equities 0% to 25%, real estate allocation 0% to 5% and loans 1% to 5%. The expected employer contributions for 2008 are $12,621.

The measurement date for the Gerdau Plan is December 31 and for the Gerdau Açominas Plan is November 30.

North American Plans

The adjustments for SFAS 158 affected the Company’s Consolidated Balance Sheet as follows:

2006
Before Application of SFAS 158
Prepaid benefit cost	3,855
Accrued benefit liability	(82,517)
Intangible asset	5,241
Accumulated other comprehensive income	31,081
Adjustments
Prepaid benefit cost	(1,961)
Accrued benefit liability	(50,095)
Intangible asset	(5,241)
Accumulated other comprehensive income	57,297
After Application of SFAS 158
Prepaid benefit cost	1,894
Accrued benefit liability	(132,612)
Accumulated other comprehensive income	88,378

The components of net periodic pension cost for the North American Plans are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006	2005
Service cost	24,557	21,720	16,918
Interest cost	32,966	28,733	24,537
Expected return on plan assets	(35,675)	(29,519)	(24,388)
Amortization of transition liability	211	200	187
Amortization of prior service cost	4,536	2,252	1,296
Amortization of net actuarial loss	2,518	5,760	3,349
Net pension expense	29,113	29,146	21,899

The funded status of the North American Plans is as follows:

	2007	2006
Plan assets at fair value	532,047	459,566
Projected benefit obligation	(662,978)	(590,284)
Funded status	(130,931)	(130,718)

The amounts recognized in the Balance Sheets are as follows:

	2007	2006
Other assets	5,826	1,894
Accrued salaries, wages and employee benefits	(1,949)	(457)
Accrued benefefit obligations	(134,808)	(132,155)
Net liability recognized, end of year	(130,931)	(130,718)

The amounts before taxes recognized in accumulated other comprehensive income (loss) at December 31, 2007 and 2006, as a result of the implementation of SFAS 158, are follows:

	2007	2006
Transition obligation	1,575	1,530
Prior service cost	15,319	6,440
Net actuarial loss	54,670	80,408
	71,564	88,378

The amounts in accumulated other comprehensive income (loss) expected to be recognized as a component of a net periodic benefit in 2008 as follows:

2008
Amortization of transition liability	229
Amortization of prior service cost	4,394
Amortization of net actuarial loss	1,110

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006
Projected benefit obligation	550,510	534,151
Accumulated benefit obligation	500,642	472,147
Fair value of plan assets	418,107	401,545

Additional information required for the North American Plans is as follows:

	2007	2006
Change in benefit obligation
Benefit obligation at the beginning of the year	590,284	501,635
Aquisition of Sheffield	25,879	45,365
Service cost	24,557	21,720
Interest cost	32,966	28,733
Amendments	11,903	2,037
Actuarial loss	(48,174)	11,675
Benefits paid	(24,327)	(20,795)
Foreign exchange loss/(gain)	49,890	(86)
Benefit obligation at the end of the year	662,978	590,284

	2007	2006
Change in plan assets
Plan assets at the beginning of the year	459,566	361,414
Aquisition of Sheffield	9,372	35,261
Employer contributions	33,019	30,176
Benefits paid	(24,327)	(20,795)
Actual return on assets	10,520	54,319
Foreign exchange gain/(loss)	43,897	(809)
Plan assets at the end of the year	532,047	459,566

The North American Plans were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants.

Expected benefit payments
2008	28,195
2009	29,544
2010	31,375
2011	33,395
2012	35,644
2013 - 2016	218,672

Assumptions used in accounting for the North American Plans were:

Weighted-average assumptions used to determine benefits obligations:

	2007	2006
Discount rate	5.50% - 6.25%	5.00% - 5.75%
Expected long-term return on plan assets	7.00% - 8.25%	7.00% - 8.40%
Rate of compensation in increase	3.50% - 4.25%	2.50% - 4.25%

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2007	2006	2005
Discount rate	5.00% - 6.00%	5.00% - 5.75%	5.75% - 6.00%
Expected long-term return on plan assets	7.00% - 8.40%	7.25% - 8.40%	7.50% - 8.40%
Rate of compensation in increase	2.50% - 4.25%	2.50% - 4.25%	2.50% - 4.25%

The pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows.

	2007	2006
Equity securities	66.80%	66.80%
Debt securities	31.60%	31.50%
Real estate	0.40%	0.00%
Other	1.20%	1.70%
Total	100.00%	100.00%

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

The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations for 2008 range between 65% to 75% in equity securities, 35% to 25% in debt securities.

The Company expects to contribute $37,000 to its pension plans in 2008.

The measurement date for the North American Plans is December 31.

Multi-employer pension plans

PCS, a majority owned and consolidated joint venture of the Company, is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions to these multi-employer pension plans totaled $20,700 and $3,400 for the years ended December 31, 2007 and 2006, respectively.

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

The adjustments for SFAS 158 affected the Company’s Consolidated Balance Sheet as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

2006
Before Application of SFAS 158
Accrued benefit liability	(102,926)
Adjustments
Accrued benefit liability	(7,750)
Accumulated other comprehensive income	7,750
After Application of SFAS 158
Accrued benefit liability	(110,676)
Accumulated other comprehensive income	7,750

The components of net periodic pension cost for the post-retirement health benefits are as follows:

	2007	2006	2005

Service cost	2,957	2,026	1,450
Interest cost	6,424	4,485	2,736
Amoritzation of prior service cost	(355)	(348)	(329)
Amortization of net actuarial loss	549	458	98
Net post-retirement health expense	9,575	6,621	3,955

The following sets forth the funded status of the post-retirement health benefits:

	2007	2006
Projected benefit obligation	123,156	110,676
Funded status	(123,156)	(110,676)

The amounts recognized in the Consolidated Balance Sheets are as follows:

	2007	2006
Accrued salaries, wages and employee benefits	(5,542)	(4,328)
Accrued benefefit obligations	(117,614)	(106,348)
Net liability reconized, end of year	(123,156)	(110,676)

The amounts before taxes recognized in accumulated other comprehensive income (loss) at December 31, 2007 and 2006, as a result of the implementation of SFAS 158, are follows:

	2007	2006
Prior service cost	(5,660)	(4,462)
Net actuarial loss	15,408	12,212
	9,748	7,750

The amounts in accumulated other comprehensive income (loss) expected to be recognized as a component of a net periodic benefit in 2008 as follows:

2008
Amortization of prior service cost	(525)
Amortization of net actuarial loss	478

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2007	2006
Projected benefit obligation	123,156	110,676
Accumulated benefit obligation	123,156	110,676

Additional information required for post-retirement health benefits is as follows:

	2007	2006
Change in the projected benefit obligation
Projected benefit obligation at the beginning of the year	110,676	59,555
Aquisition of Sheffield	—	47,362
Service cost	2,957	2,026
Benefits paid	(6,450)	(4,015)
Medicare Part D subsidy	316	—
Interest cost	6,424	4,485
Plan participants’ contributions	1,659	1,036
Foreign exchange loss/(gain)	6,682	(12)
Amendments	(1,218)	—
Actuarial loss	2,110	239
Projected benefit obligation at the end of the year	123,156	110,676

	2007	2006
Change in plan assets
Employer contribution	4,475	2,979
Plan participants’ contributions	1,659	1,036
Benefits and administrative expenses paid	(6,450)	(4,015)
Medicare Part D subsidy	316	—
Plan assets at the end of the year	—	—

The post-retirement health benefits were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants.

	Plans Before	Plans After
	Subsidy	Subsidy
Expected benefit payments
2008	5,885	5,542
2009	6,185	5,796
2010	6,495	6,064
2011	6,919	6,452
2012	7,190	6,681
2013 - 2016	42,184	39,269

Assumptions used in the accounting for the post-retirement health benefits were:

Weighted-average assumptions used to determine benefits obligations for the year:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006
Discount rate	5.50% - 6.25%	5.00% - 5.75%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2007	2006	2005
Discount rate	5.00% - 5.75%	5.00% - 5.75%	5.75% - 6.00%

	2007	2006	2005
Health care - trend rate assumed for following year	9.50% - 10.00%	8.50% - 11.00%	9.50% - 12.00%
Health care – Rate to which the cost is assumed to decline (ultimate trend rate)	5.00% - 5.50%	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2013 - 2016	2010 - 2013	2010 - 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	point increase	point decrease
Effect on total of service and interest cost	1,592	(1,246)
Effect on postretirement benefit obligation	17,056	(13,973)

14       Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rates of 7.54 per annum (p.a.) (2006 – 7.32 p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products will be exported.

15       Long-term debt and debentures

Long-term debt consisted of the following as of December 31:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Weighted average
	Annual Interest
	Rate % at
	December 31, 2007	2007	2006
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	10.32%	59,279	50,532
Financing for investments	11.61%	420,214	426,907
Financing for machinery	10.32%	886,297	321,119

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	7.77%	1,183	107,872
Guaranteed Perpetual Senior Securities (US$)	9.75%	600,000	600,000
Financing for machinery and others (US$)	7.48%	892,266	867,817
Export Receivables Notes by Gerdau Açominas (US$)		—	203,882
Advances on exports (US$)	6.60%	259,892	309,663
Financing for investments (US$)		—	13,181

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa, Gerdau Aza S.A., Siderperú, Siderúrgica Zuliana and GTL Trade Finance Inc. (Ten-Year Bond)
Financing for investments (US$)	6.80%	162,050	45,667
Ten-Year Bond (US$)	7.25%	1,000,000	—
Working capital (Chilean pesos)	5.77%	3,112	3,483
Working capital (Colombian Pesos)	8.23%	703	1,134

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.38%	400,819	397,512
Term Loan Facility (US$)	5.73%	2,600,000	—
Senior Secured Credit Facility (Cdn$)		—	490
Industrial Revenue Bonds (US$)	3.40% to 6.38%	54,600	31,600
Other		13	4,995

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	5.15%	368,717	304,835
		7,709,145	3,690,689
Less: current portion		(655,229)	(561,821)
Long-term debt, excluding debentures, less current portion		7,053,916	3,128,868

Long-term debt matures in the following years:

2009	765,741
2010	554,079
2011	1,538,351
2012	1,530,075
After 2012	2,665,670
7,053,916

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGP-M.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants, which are described below, that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with IFRS. The covenants include financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2007, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Açominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a.. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with interest of 7.321% p.a.. In October 2007, the Company paid all debt related to Export Notes.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the $600,000 with 9.75% p.a. of interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

Covenants

As a way of monitoring the financial condition of the Company, the banks involved in certain of the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization)

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization).

III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements.

IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated based on the Consolidated Financial Statements in IFRS of Gerdau S.A., except for item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

(b) Sipar Aceros, Diaco, Sidelpa, Gerdau AZA, Siderperú, Siderúrgica Zuliana and GTL Trade Finance Inc.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Most of debt in Latin America (except Brazil) is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in U.S. dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

The subsidiary Siderperú has obtained a financing for working capital of $111,568, maturing in 2014 with a variable rate of Libor + 0.9% p.a.. Such proceeds were used to pay out the outstanding debt with suppliers and credits acquired by the Company by the time of the acquisition of this subsidiary.

Ten-Year Bond

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the amount of $1 billion. Such Bonds, which mature on October 20, 2017, are subject to interest of 7.25% p.a., payable semi-annually in the months of April and October, beginning April 2008, and guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. The bonds are senior unsecured obligations of the Issuer, ranking equal in right of payment with all of the Issuer’s other existing and future senior unsecured debt. The guarantees of the bond will rank pari passu with all unsecured and unsubordinated obligations of each of the Guarantors.

The bonds and the guarantees of the bonds were not registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or under any state securities law. Therefore, the bonds were not offered or sold within the United States to, or for the account or benefit of, any U.S. person unless the offer or sale was qualified for a registration exemption from the Securities Act and applicable state securities laws. Accordingly, the bonds were offered and sold to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and to non U.S. people outside the United States in compliance with Regulation S under the Securities Act.

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing Senior Notes with aggregate principal in the amount of $405,000 and interest of 10 3/8%. The notes mature July 15, 2011 and were issued at 98% of face value.  Gerdau Ameristeel’s can call these senior notes at any time at a redemption price that ranges from 105 3/8% to 100%, depending on the year the call is made.

On October 31, 2005, Gerdau Ameristeel entered into a new Senior Secured Credit Facility, which provided commitments of up to $650,000 and expires on October 31, 2010. On February 6, 2007, Gerdau Ameristeel completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that are permitted to exist between the credit parties and Gerdau Ameristeel’s U.S. operating subsidiaries until July 31, 2007. The lenders concurrently waived a covenant non-compliance related to these balances. Gerdau Ameristeel is in compliance with the terms of the amended facility. The borrowings under the Senior Secured Credit Facility are secured by the Gerdau Ameristeel’s inventory and accounts receivable. At December 31, 2007 and 2006, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At December 31, 2007 and 2006, approximately $583.0 million and $592.4 million, respectively were available under the Senior Secured Credit Facility, net of $67.0 million of outstanding letters of credit.

On September 14, 2007, the Gerdau Ameristeel financed its acquisition of Chaparral Steel Company, in part, by a $1,150,000 Bridge Loan Facility and a $2,750,000 Term Loan Facility. By December 31, 2007, the Bridge Loan facility had been fully repaid and $150,000 million of the Term Loan has also been repaid.

The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at Libor plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and its Brazilian operating affiliates (Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais and Gerdau Comercial de Aços) have guaranteed the obligations of the borrowers under both credit

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

facilities. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.

(d) Corporación Sidenor

In December, 2006, Corporación Sidenor obtained a loan in the amount of €150,000 ($220,905) to conclude the acquisition of GSB Aceros S.L. and in October, 2007, a loan in the amount of €50,000 ($73,635) to the acquisition of SJK Steel Co. These debts mature between 2009 and 2013.

Lines of credit

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $508,101, bearing interest of TJLP+2.5% p.a. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting to the investments made. At December 31, 2007, $302,276 was drawn against this facility. These contracts are guaranteed by INDAC (parent company of Metalúrgica Gerdau S.A.).

In August, 2006, Gerdau Açominas obtained approval of a credit facility with BNDES in the total amount of $194,630 for the increase of production capacity of liquid steel of its Ouro Branco mill, from the current total annual production of 3.0 million tons/year to 4.5 million tons/year, through investment in a new coke plant, sinter plant and a new blast furnace, and for the social projects to be conducted directly or in partnership with public or non-for-profit private institutions to assist local community. This credit facility bears interest of TJLP+2% p.a. Such contracts are guaranteed by INDAC and are also subject to some financial covenants based on financial information of Metalúrgica Gerdau. At December 31, 2007, the total amount was drawn against this facility.

The Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be the subsidiary GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% p.a. and interests, in the case disbursements are actually made, of Libor + 0.30% to 0.40% p.a.. At December 31, 2007, no amounts have been withdrawn under this facility.

Gerdau Açominas also has available the following lines of credit:

•                  $267,000 from a consortium of banks leaded by Citibank, N.A, Tokyo Branch guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 10 years, with 2 grace years and 8 years for repayment, bearing interest of Libor + 0.3% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At December 31, 2007, the total amount was drawn against this facility.

•                  $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.22% p.a. At December 31, 2007, $38,000 had been drawn on this facility.

•                  $201,000 from BNP Paribas – France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

grace years and 9 years for repayment bearing interest of 6.97% p.a. At December 31, 2007, $164,000 was drawn against this facility.

In March, 2007, the Company obtained an approval of a Commercial Loan with BNP Paribas, guaranteed by SINOSURE (China Export & Credit Insurance Corporation), in the total amount of $50,000. This loan has been taken in order to finance 15% of the new coke plant, sinter plant and a new blast furnace for the Ouro Branco mill. At December 31, 2007, the total amount was drawn against this facility.

Gerdau AZA has available the following lines of credit:

•                  $97,248 of lines for working capital, bearing interest of 6.96% p.a. At December 31, 2007, no amounts were withdrawn.

Gerdau Ameristeel has available the following lines of credit:

•                  $75,000 of a credit facility with KfW to provide financing for capital expenditures, expiring on November 30, 2008 and is secured by equipment purchased with the financing. At December 31, 2007, $15,400 was drawn against this facility.

Debentures

Debentures as of December 31, 2007 include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A., as follows:

	Issuance	Maturity	2007	2006
Debentures, denominated in Brazilian reais
Third series	1982	2011	93,700	57,782
Seventh series	1982	2012	86,155	18,121
Eighth series	1982	2013	145,634	110,225
Ninth series	1983	2014	142,317	77,167
Eleventh series	1990	2020	74,040	45,840
Aços Villares S.A.	2005	2010	173,899	143,424
			715,745	452,559
Less: Debentures held by consolidated companies eliminated on consolidation			(184,341)	(7,908)
Total			531,404	444,651
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(21,524)	(1,371)

Total debentures – non-current liabilities			509,880	443,280

Debentures mature in the following years:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006
2008	—	17,757
2009	87,071	71,027
2010	65,304	53,270
2011	93,700	57,782
2012	37,431	18,121
After 2012	226,374	225,324
	509,880	443,280

(a) Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 11.82% and 15.03% during the years ended December 31, 2007 and 2006, respectively.

(b) Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years on September 1, 2010. The principal amount will be paid in 8 quarter installments beginning on December 1, 2008.

16       Commitments and contingencies

16.1            Tax and legal contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2007, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2007	2006	2007	2006

Tax	205,297	134,038	106,288	59,642
Labor	52,955	43,866	13,500	12,330
Other	7,074	11,821	6,523	8,131
	265,326	189,725	126,311	80,103

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided as of December 31, 2007.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

•                  Of the total provision, $50,256 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes (“Imposto de Importação” - II), Taxes on Industrialized Products (“Imposto sobre Produtos Industrializados” - IPI) and related charges, due to transactions carried out under drawback concessions originally granted and afterwards annulled by DECEX (Foreign Operations Department in Brazil). Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the terms of the law. This demand is currently awaiting designation of a responsible judge of the Court.

•                  $50,502 relates to amounts of State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary of the states of Minas Gerais, Bahia, Mato Grosso and Mato Grosso do Sul and the State Court of the states of Minas Gerais, Pernambuco, Mato Grosso, Maranhão and Paraná. The contingencies amounts were updated through the balance sheet date in compliance to the legislation.

•                  $26,348 corresponds to lawsuits against the parent company Gerdau S.A. related to INSS contributions have mostly to do with Tax Collections and Annulment Lawsuits in Federal Trial and Second Instance Courts of Minas Gerais, Rio de Janeiro, Espírito Santo, and Pernambuco. The provision also refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., lawsuits related to Occupational Accident Insurance (SAT), as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last 10 years and assessed the subsidiary company Gerdau Açominas S.A. because it understands that it is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with escrow deposits for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

•                  $19,193 relates to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $12,201 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária” – RTE), which are charges included in the electric energy bills of the Company’s plants in Brazil. According to the Company, these charges are of a tax nature and, as such, are incompatible with the Brazilian National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts and High Court of Justice. The Company has fully deposited in court the amount of the disputed charges.

•                  The Company is also defending other taxes in the amount of $46,797 for which a provision has been made following advice from Company’s legal counsel.

Possible or remote losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                  The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $27,706. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                  The Company is defendant in tax foreclosures filed by the states of Minas Gerais and Pernambuco, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $26,741. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

federal complementary law and, therefore, are not subject to ICMS. During 2007, the lawsuit of the Gerdau Açominas S.A. had a favorable outcome for the company in a decision against which no appeal can be made.

•                  The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment has been paid in May 31, 2005. There is a remaining balance being challenged amounting to $11,618, once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the management believes the refinancing program will be finally extinguished.

•                  The Company and its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Comercial de Aços, have other lawsuits related to the Value Added Tax on Sales and Services (ICMS) and are mostly related to credit rights and rate differences, and whose demands reach a total of $43,304. An accounting provision was not made for these demands since they were considered as possible loss, but not probable.

•                  The Company and its subsidiary Gerdau Aços Longos are petitioners in legal cases over Property Tax (IPTU), Import Duty (II), and Excise Tax (IPI). The total value of these lawsuits today reaches $28,897. An accounting provision was not made for these demands since they were considered as possible losses, but not probable.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                  Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $15,006 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a 10 year moratorium for the payment of securities issued to cover court-order debt not related to food. There are no expectation of realization of this credit in 2008 or in the following years, therefore is not recognized.

•                  The Company and its subsidiary Gerdau Açominas are claiming recovery of IPI premium credits. Gerdau S.A. has filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas, the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $133,318. The credit is not recognized due to the uncertainty of the realization.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2007 of $52,955. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2007, totaled $13,500.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $7,074 for these claims. Escrow deposits related to these contingencies, at December 31, 2007, amount to $6,524.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

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

CADE judgment was put on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 ($138,356). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $19,411 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $35,003 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $62,101, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those gains will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

16.2            Environmental liabilities

As Gerdau main business is the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance.  While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Gerdau believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, its subsidiary Gerdau Ameristeel has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, Gerdau Ameristeel’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. Gerdau Ameristeel’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation.  In such determinations, Gerdau Ameristeel may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, Gerdau Ameristeel estimated the present value of total remaining costs to be approximately $15,500 and $22,200 as of December 31, 2007 and 2006, respectively. Of the $15,500 of costs recorded as “Other current liabilities” at December 31, 2007, Gerdau Ameristeel expects to pay approximately $3,700 during the year ended December 31, 2008.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by Gerdau Ameristeel’s consultants and third-party estimates of costs of remediation-related services provided to Gerdau Ameristeel of which Gerdau Ameristeel and its consultants are aware, Gerdau Ameristeel believes that its cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, Gerdau Ameristeel was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies Gerdau Ameristeel as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with Gerdau Ameristeel named as a defendant seeking damages of $16,600. CERCLA imposes joint and several strict liabilities in connection with environmental contamination. In May 2007, the Gerdau Ameristeel paid the EPA $7,250 to settle the claim.

During 2006, Gerdau Açominas and Gerdau Aços Longos, Brazilian subsidiaries of the Company, have evaluated 7 of its operating sites regarding potential environmental impacts caused by past operations. The Company has concluded that its past operations may have caused environmental damage, mainly due to use and disposal of hazardous substances, and may be required by legal authorities to remedy those environmental damages in the future. Based on assumptions of the extent of the potential damage caused and on the time of the remediation process, the Company has made estimates to determine the amounts involved on data collection, investigation and determination of the actual environmental impact of the areas potentially impacted by its operations. Such estimates amounts to $16.532 as of December 31, 2007 ($13,655 as of December 31, 2006), and were recorded under “Other non-current liabilities”. Those amounts may vary in the future, depending on the development of the research and finishing of the damage impact studies.

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

Purchase price is determined as follows: (i) prices are adjusted on an annual basis by the supplier of iron ore and coal based on changes in prices in the international markets, (ii) electricity prices are set by the electric energy regulator for contracts in plants where we are “Captive consumers” as defined for electric regulatory purposes (ii) energy prices have been originally negotiated between Gerdau and the electricity generator company and annually adjusted based on contractual indexes in plants where we are “Free Consumers”, (iii) gas prices are established by the gas regulator for natural gas purchased, and (iv) industrial gas prices have been originally negotiated between Gerdau and the supplier and adjusted on an annual basis based on a contractually agreed formula based on price indexes. Under current regulatory rules the Company may choose to change the electric generator company and the gas distribution company once the term of the existing agreements expires.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Operations in North America

Most of the Company’s mini-mill in North America has long-term supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity.

16.5            Operating leases

Gerdau Ameristeel leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

Year Ending December 31,	Amount
2008	12,269
2009	10,311
2010	9,171
2011	8,648
2012	7,114
Thereafter	25,376
72,889

Rent expense related to operating leases was $28,200 and $30,200 for the years ended December 31, 2007 and 2006, respectively.

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

16.6              Vendor financing

Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos provide guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2007 and 2006 customer guarantees provided by the Company totaled $30,399 and $9,399 respectively. Since Banco Gerdau S.A., Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

17       Shareholders’ equity

17.1    Share capital

As of December 31, 2007, 231,607,008 shares of Common stock and 435,986,041 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

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

On December 31, 2007, the Company held in treasury 4,966,651 preferred shares at a cost of $44,778 (5,103,345 preferred shares at cost of $46,010 in December 31, 2006 and 3,045,695 preferred shares at cost of $21,951 in December 31, 2005).

The following sets forth the changes in the number of the Gerdau’s shares from January 1, 2005 through December 31, 2007:

	Common	Preferred	Treasury Stock -
	Shares	Shares	Preferred

Balances as of January 01, 2005	102,936,448	193,771,574	1,573,200
Shares issued as a result of stock bonus	51,468,224	96,885,787	786,600
Acquisition of treasury stock	—	—	740,200
Employee stock options exercised	—	—	(54,305)

Balances as of December 31, 2005	154,404,672	290,657,361	3,045,695
Shares issued as a result of stock bonus	77,202,336	145,328,680	1,522,850
Acquisition of treasury stock	—	—	2,358,700
Employee stock option exercised	—	—	(1,823,900)

Balances as of December 31, 2006	231,607,008	435,986,041	5,103,345
Employee stock option exercised	—	—	(136,694)

Balances as of December 31, 2007	231,607,008	435,986,041	4,966,651

17.2    Legal reserve

Under Brazilian law, Gerdau is required to transfer 5% of annual net income, determined in accordance with Brazilian Corporate Law and based on the statutory financial statements prepared under Brazilian GAAP, to a legal reserve until such reserve equals 20% of paid-in capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

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

17.4            Dividends

Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2007, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $1,730,747 (translated at the year-end exchange rate).

Aggregate dividends paid and declared and interest on capital paid by Gerdau are as follows:

	2007	2006	2005
Common shares	147,455	135,747	155,882
Preferred shares	274,376	253,339	290,930
Total	421,831	389,086	446,812

As of December 31, 2007 the dividends paid and declared amount to $181,049 and interest on capital paid amount to $240,782.

18      Accounting for income taxes

18.1            Analysis of income tax expense

Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006	2005
Current tax (benefit) expense:
Brazil	170,406	207,595	204,773
United States	213,334	199,473	125,717
Canada	1,937	(2,290)	1,099
Spain	(5,515)	302	—
Chile	16,306	13,644	10,026
Colombia	2,669	13,917	1,874
Mexico	2,665	—	—
Peru	10,533	4,363	—
Venezuela	4,273	—	—
Other countries	2,634	5,012	4,056
	419,242	442,016	347,545
Deferred tax (benefit) expense:
Brazil	38,737	15,051	97,818
United States	15,945	(6,224)	15,385
Canada	11,759	6,870	1,871
Spain	50,018	(12,990)	—
Chile	(3,801)	(5,650)	6,964
Colombia	(751)	3,637	4,998
Mexico	1,904	—	—
Peru	(2,864)	(1,235)	—
Other Countries	171	(2,574)	(9,286)
	111,118	(3,115)	117,750
Income tax expense	530,360	438,901	465,295

18.2            Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	2007	2006	2005
Income before taxes and minority interest	2,679,232	2,361,727	1,761,725
Brazilian composite statutory income tax rate	34%	34%	34%
Income tax at Brazilian income tax rate	910,939	802,987	598,987
Reconciling items:
Foreign income having different statutory rates	(23,941)	(76,590)	11,388
Non-deductible expenses net of non-taxable income	(76,482)	(27,116)	(3,223)
Changes in valuation allowance	(1,691)	2,316	3,570
Benefit of deductible interest on equity paid to shareholders in Brazil	(95,336)	(75,360)	(1,231)
Tax deductible goodwill from restructuring recorded on statutory books	(144,142)	(128,667)	(76,664)
Tax credits obtained in the Spanish subsidiaries	—	(38,703)	—
Tax exempt income in North America	(36,704)	(25,024)	(24,520)
Other, net	(2,283)	5,058	(43,012)
Income tax expense	530,360	438,901	465,295

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

18.3            Tax rates

Tax rates in the principal geographical areas in which the Company operates are presented below. Rates for Peru, Spain, México and Venezuela are presented only for the years when companies located in those countries have been consolidated by the Company:

	2007	2006	2005
Brazil
Federal income tax	25.00%	25.00%	25.00%
Social contribution tax	9.00%	9.00%	9.00%
Composite federal income tax rate	34.00%	34.00%	34.00%

United States
Composite federal and state income tax (approximate)	39.00%	39.00%	39.00%

Canada
Federal income tax	22.12%	22.12%	22.12%
Provincial rate (approximate)	12.00%	12.00%	12.00%
Composite income tax rate	34.12%	34.12%	34.12%

Chile
Federal income tax	17.00%	17.00%	17.00%

Argentina
Federal income tax	35.00%	35.00%	35.00%

Colombia
Federal income tax	34.00%	38.50%	35.00%

Peru
Federal income tax	30.00%	30.00%

Spain
Federal income tax	28.00%	32.60%

México
Federal income tax	28.00%

Venezuela
Federal income tax	34.00%

18.4            Analysis of tax balances

The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	2007	2006
Deferred tax assets
Property plant and equipment	171,303	176,505
Net operating loss carryforwards	140,813	98,446
Valuation allowance on net operating loss carryforwards	(47,624)	(41,866)
Accrued pension costs	76,257	112,290
Accounting provisions not currently deductible	278,956	139,154
Other	9,694	33,408
Gross deferred income tax assets	629,399	517,937

	2007	2006
Deferred tax liabilities
Exchange gains taxable on a cash basis	96,311	34,826
Deferred income not currently taxable	95,082	30,682
Prepaid pension benefits	120,111	82,763
Property plant and equipment	809,185	563,715
Intangible assets	236,212	7,787
Gross deferred income tax liabilities	1,356,901	719,773

Net deferred tax liabilities	727,502	201,836

	2007	2006
Deferred tax balances
Deferred tax assets - current	43,734	51,730
Deferred tax assets - non-current	137,650	187,710
	181,384	239,440

Deferred tax liabilities - current	55,758	25,230
Deferred tax liabilities - non-current	853,128	416,046
	908,886	441,276

As of December 31, 2007, the Company has total loss carryforwards for its operations in Brazil amounting to $144,027 for income tax and to $120,957 for social contribution, representing a deferred tax asset of $67,188. The Company believes it is more likely than not that tax loss carryforwards will be realized based on future taxable income from operations, except for a portion of $43,429, which was provided for a valuation allowance, due to lack of tax planning for use of those carryforwards losses existing in a Brazilian holding company. Those carryforward losses do not have a final expiry date.

As of December 31, 2007, Gerdau Ameristeel recognized deferred tax assets for tax loss carryforwards amounting to $56,371. Gerdau Ameristeel had as of such date a combined non-capital loss carryforwards of approximately $80,600 for Canadian tax purposes that expires on various dates between 2008 and 2027. Gerdau Ameristeel also had a combined net operating loss carryforwards of approximately $492,800 for U.S. federal and state income tax purpose that expires on various dates between 2010 and 2027. The Company believes its Canadian operations net deferred tax asset at December 31, 2007 of $12,400 is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary. During 2007, Gerdau Ameristeel released a valuation allowance of $1,691 and recorded a valuation allowance of $2,316 in 2006. The valuation allowance release in 2007 relates to certain state tax loss carryforwards and recycling credits that management determined that is more likely than not that these deferred tax assets would not be realized.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Some of the NOL (Net Operating Loss) carryforwards are subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. Gerdau Ameristeel believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.

18.5            Adoption of FIN 48

The Company adopted the provisions of FIN (FASB Interpretation) No. 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of December 31, 2007, the Company had $27,027 of unrecognized tax benefits, of which $21,954 would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the twelve months ended December 31, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2007
Balance as of January 1, 2007	30,602

Tax positions related to current year:
Gross additions	1,667

Tax positions related to prior year:
Gross additions	1,427
Gross reductions	(8,051)

Lapses in statute of limitations	(4,011)
UTBs acquired in a business combination	3,457
Changes due to translation of foreign currency	1,936
Balance as of December 31, 2007	27,027

As a result of the implementation of FIN 48, the Company recorded a net decrease to retained earnings of $2,861 related to the Company’s reliance on Canadian proposed legislation. On December 14, 2007, the Canadian government enacted its proposed legislation which decreased the Company’s unrecognized tax benefit by $8.1 million in the fourth quarter of 2007.

The Company has also reclassified an amount of $10,727 related to tax contingencies from “Provision for contingencies” to “Other non-current liabilities” as of December 31, 2007. Such amounts are related to income taxes benefits previously recorded on its tax books, but for which Company considered as a probable loss contingency. These same contingencies were not reclassified for the year ended December 31, 2006. Such contingencies amounted to $12,759 as of December 31, 2006.

The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of December 31, 2007 the Company had approximately $1,914 of accrued interest and penalties related to its uncertain tax positions. During 2007, the Company recorded an expense of $1,914 related to this uncertain tax positions.

The Company has several different tax years open to examinations, since each fiscal authority of each country in which the Company operates has different timing for tax examinations. In most cases, the years from 2002 to 2007 remains open for tax examinations. In the United States and Spain, the years from 2004 to 2007 remains open for tax

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

examinations. In Brazil, the years from 2002 to 2007 remains open for tax examinations.

19       Earnings per share (EPS)

Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS.

Year ended December 31, 2007

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	147,455	274,376	421,831
Allocated undistributed earnings	417,614	777,076	1,194,690

Allocated net income available to Common and Preferred shareholders	565,069	1,051,452	1,616,521

Basic denominator
Weighted-average outstanding shares	231,607,008	430,963,351

Earnings per share (in $) – Basic	2.44	2.44

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	1,051,452
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco to sell their shares to Gerdau	5,486
1,056,938

Net income allocated to common shareholders	565,069
Less:

Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco to sell their shares to Gerdau	(5,486)
559,583

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	430,963,351
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,190,882
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	3,597,062

Total	436,751,295

Earnings per share – Diluted (Common and Preferred Shares)	2.42

Year ended December 31, 2006

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	135,747	253,339	389,086
Allocated undistributed earnings	392,401	732,321	1,124,722

Allocated net income available to Common and Preferred shareholders	528,148	985,660	1,513,808

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 17.1)	231,607,008	432,238,895

Earnings per share (in $) – Basic	2.28	2.28

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	985,660
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	7,025
992,685

Net income allocated to common shareholders	528,148
Less:

Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(7,025)
521,123

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,238,895
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,551,118
Potential issuable preferred shares with respect to option to settle additional acquisiton of Diaco in shares of the Company (Note 4.v)	4,212,371
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.w)	1,238,621
Total	439,241,004

Earnings per share – Diluted (Common and Preferred Shares)	2.26

Year ended December 31, 2006

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	155,882	290,930	446,812
Allocated undistributed earnings	234,027	436,682	670,709

Allocated net income available to Common and Preferred shareholders	389,909	727,612	1,117,521

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 17.1)	231,607,008	432,165,971

Earnings per share (in $) – Basic	1.68	1.68

Diluted numerator
Allocated net income available to Common and Preferred
Net income allocated to preferred shareholders	727,612
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred	2,138

729,750

Net income allocated to common shareholders	389,909
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred	(2,138)

387,771

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,165,971
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,265,290
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in	890,420
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.w)	533,371
Total	435,855,052

Earnings per share – Diluted (Common and Preferred Shares)	1.67

20                      Fair value of financial instruments

Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

The fair value of the Senior Notes issued by Gerdau Ameristeel was $427,850 and $437,679 as of December 31, 2007 and 2006, respectively. The carrying amount was $400,819 and $397,512, as of December 31, 2007 and 2006, respectively. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of an investment bank.

The fair value of Guaranteed Perpetual Senior Securities issued by Gerdau S.A. was $625,266 and $642,750 as of December 31, 2007 and 2006, based on quotations in the secondary market for this security. The carrying amount was $600,000 as of December 31, 2007 and 2006.

The fair value of Ten-Year bond Securities issued by GTL Trade Finance Inc. was $1,010,680 as of December 31, 2007, based on quotations in the secondary market for this security. The carrying amount was $1,000,000 as of December 31, 2007.

The fair value of short-term investments classified as “Held to Maturity” was $140,960 as of December 31, 2006, and was determined using present values techniques applying the year-end market interest rates. The carrying amount was $138,200 as of December 31, 2006.

Short-term investments classified as “Trading” and “Available for Sale” are recorded at fair value as of December 31, 2007 and 2006.

Derivative instruments are recorded at fair value as of December 31, 2007 and 2006.

The Company’s estimate of the fair value of the other financial instruments, which include receivables, accounts payable and long-term debt, approximates the carrying amount.

21       Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Operations with derivative financial instruments

As part of its normal business operations, Gerdau and operations in Brazil have obtained U.S. dollars denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and operations in Brazil to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and operations in Brazil to changes in fair value on its debt. In order to manage such risks, Gerdau and operations in Brazil is used to enter into derivative instruments, primarily swap contracts linking foreign currencies to interest rates. Under the swap contracts Gerdau and operations in Brazil have the right to receive on maturity U.S. dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Losses on derivatives, net”.

Gerdau Açominas entered into interest rate swaps where it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. The agreements have a notional value of $275,125 and expiration date between June 15, 2010 and November 30, 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2007, is a net loss of $3,329 (net gain of $4,826 at December 31, 2006).

Gerdau Açominas also entered on a reverse swap where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on Japanese Libor in Japanese yens, with a notional amount of $267,000. This swap has a final maturity date on March 24, 2016. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at December 31, 2007, is a net gain of $871 (net loss of $8,363 at December 31, 2006).

Gerdau Açominas also entered on a swap where it receives a variable amount of interest based on Japanese Libor in Japanese yens, and pays a fixed interest rate in U.S. dollars, with a notional amount of $257,903. This swap has a final maturity date on March 31, 2015. The aggregate fair value of this swap, which represents the amount that would be received if the agreements were terminated at December 31, 2007, is a net loss of $485 (net gain of $1,797 at December 31, 2006).

In Gerdau Aços Longos, there are no swaps outstanding as of December 31,2007. The notional amount of swaps amounted $91,207 as of December 31, 2006. There are no unrealized gains or losses as of December 31, 2007 and unrealized net losses amounted $279 as of December 31, 2006.

In GTL Equity Investments Corp., there are no swaps or put options outstanding as of December 31, 2007. The notional amount of swaps and put options amounted $32,605 as of December 31, 2006. There are no unrealized gains or losses as of December 31, 2007 and unrealized net gains amounted $2,564 as of December 31, 2006.

Operations in South America

The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash or in shares of Gerdau. Such options were exercised in the last quarter of 2007; as a result, the Company has paid an amount of $11,100 and represented a 9% interest increase in Sipar Aceros S.A.. The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau;

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

such commitment is accounted for at its estimated fair value, in the amount of $85,758, recorded under Other non-current assets ($62,164 as of December 31, 2006).

Empresa Siderúrgica del Peru S.A.A. - Siderperu has entered on a swap where it receives a variable amount of interest based on LIBOR of three months and pays a fixed interest rate in U.S. dollars. This swap has a notional amount of $75,000 and a final maturity date on April 30, 2014. The aggregate fair value of this swap, which represents the amount that would be received if the agreements were terminated at December 31, 2007, is a net loss of $1,429.

Operations in North America

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2007, is a net loss of $4,844 (net loss of $3,390 at December 31, 2006).

Options on minority interest in consolidated subsidiaries

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil (Aços Villares S.A. – “Aços Villares”). The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of €443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to €165,828 ($236,597). Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. The Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years. The Company’s obligation to purchase from Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of December 31, 2007, such obligation amounts to $266,176.

During 2007, the subsidiary Gerdau Aços Especiais has reached an agreement with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder of Aços Villares S.A. (“Villares”). This agreement provides BNDESPAR a put option to sell its stake of 28.8% in Villares to the Company, for a determinable price. Such price was determined to be the higher of: (a) the offering price included in the public offering the Company has made when the acquisition of Corporación Sidenor was completed last year, plus interest of TJLP + 4% p.a., less any dividends paid by Villares capitalized on the same interest, or (b) the price per share of the public offering divided by 130% of the price of Gerdau S.A. shares, which result in a total quantity of options to BNDESPAR. At the end of fifth year of the contract, BNDESPAR has the higher option between (a) or (b) above. From the fifth and up to the seventh year, the option is still outstanding, but the price is only the one described on (a) above. As of December 31, 2007, this put option has no market value, because the underlying asset has a market quotation significantly higher than any of the exercise prices described in (a) and (b) above. Therefore, no liability was recorded regarding this put option as of December 31, 2007.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

22       Concentration of credit risks

The Company’s principal business is the production and sale of long ordinary steel products, including crude steel, long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company’s sales during 2007 were made to civil construction and manufacturing customers.

Approximately 42.1% of the Company’s consolidated sales came from Brazilian companies and 36.7% from companies in the United States and Canada and the remainder split between sales by its subsidiaries located in other countries.

No single customer of the Company accounted for more than 10% of net sales, and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.

23       Segment information

The Gerdau Executive Committee is comprised by the most senior officers of the Company and is responsible for managing of the business.

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil and in Europe, Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), Latin America (which excludes the operations in Brazil) and North America.

Identifiable assets are trade accounts receivable, inventories, property, plant and equipment, goodwill and intangible assets. Identifiable assets originally presented for the years ended December 31, 2006 and 2005 were trade accounts receivable, inventories and property, plant and equipment. During 2007, the Company entered into relevant acquisitions of companies, particularly Chaparral Steel, which resulted in a recognition of significant amounts of goodwill and intangible assets. As a result of these acquisitions the Gerdau Executive Committee included goodwill and intangible assets in the identifiable assets as from the fourth quarter of 2007 with the objective of analyzing the relevant goodwill and intangible assets acquired in the 2007 acquisitions.  For comparative purposes the corresponding information as of December 31, 2006 and 2005 has been modified with respect to the original information presented  in order to use the same criteria used in 2007.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Year ended December 31, 2007
						Inter-		Adjustments	Total as per
		Açominas	Specialty	Latin America	North	Segment		and	financial
	Long Brazil	Ouro Branco	Steel	(except Brazil)	America	Elimination	Total	reconciliations	statements

Net sales	4,212,822	1,747,231	1,739,680	1,989,378	6,555,973	(766,504)	15,478,580	335,937	15,814,517
Financial income (expenses), net	477,447	(110,504)	(57,436)	(26,876)	(87,271)	—	195,360	(116,328)	79,032
Net income	527,128	241,293	192,280	187,197	476,132	—	1,624,030	(7,509)	1,616,521
Capital expenditures	155,441	746,936	194,007	630,581	4,436,827	—	6,163,792	(36,793)	6,126,999
Depreciation and amortization	152,145	185,042	80,879	49,809	195,271	—	663,146	25,157	688,303
Identifiable assets	2,948,900	3,444,659	1,136,767	1,810,723	7,455,008	(263,691)	16,532,366	1,429,842	17,962,208

	Year ended December 31, 2006
						Inter-		Adjustments	Total as per
		Açominas	Specialty	South America	North	Segment		and	financial
	Long Brazil	Ouro Branco	Steel	(except Brazil)	America	Elimination	Total	reconciliations	statements

Net sales	3,588,995	1,435,394	1,133,125	1,088,325	5,020,794	(727,781)	11,538,852	305,378	11,844,230
Financial income (expenses), net	177,475	54,611	(34,663)	1,850	(48,789)	—	150,484	(3,068)	147,416
Net income	769,719	200,045	149,081	135,428	379,165	—	1,633,438	(119,630)	1,513,808
Capital expenditures	286,722	380,881	541,832	254,562	537,574	—	2,001,571	(318,713)	1,682,858
Depreciation and amortization	109,469	138,950	47,255	34,902	142,494	—	473,070	31,058	504,128
Identifiable assets	2,037,042	2,117,343	983,914	965,652	2,711,958	(66,091)	8,749,818	1,264,962	10,014,780

	Year ended December 31, 2005
							Adjustments	Total as per
		Açominas	Specialty	South America	North		and	financial
	Long Brazil	Ouro Branco	Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	2,668,631	1,145,417	457,143	510,142	4,295,332	9,076,665	(182,233)	8,894,432

Financial income (expenses), net	89,743	(42,949)	3,534	(9,756)	(53,352)	(12,780)	25,366	12,586
Net income	671,088	210,837	140,754	71,063	292,698	1,386,440	(268,919)	1,117,521
Capital expenditures	280,662	224,156	33,506	153,402	135,864	827,590	(50,826)	776,764
Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,762
Identifiable assets	1,701,214	1,595,770	230,041	604,702	2,218,335	6,350,063	(242,260)	6,107,803

The segment information above has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

The main products by business segment are as follows:

Long Brazil: rebars, merchant bars, wire rod, profiles, and drawn products

Açominas Ouro Branco: billets, blooms, slabs, wire rod, and structural shapes

Specialty Steel: stainless steel, hot rolled flat, round and square bars, wire rod

Latin America.: rebars, merchant bars, and drawn products

North America.: rebars, merchant bars, wire rod, heavy and light structural shapes

The Adjustments and Reconciliations column include the effects of differences between the criteria followed under Brazilian GAAP and the criteria followed in the consolidated financial statements. The differences that have the most significant effects are:

•                                Segment information includes data from the joint ventures Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail and, since its acquisition in 2007, the entity Multisteel Business Holdings Corp. on a proportional consolidation basis, companies that are not included in the consolidated financial statements.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

•                                Derivative financial instruments are not fair valued in the segment information while they are recognized at fair value in the consolidated financial statements.

•                                Exchange gains and losses resulting from the translation of financial information of subsidiaries outside Brazil are recognized in income in the segment information while such effects are recognized directly in equity in the consolidated financial statements if the functional currency of the subsidiary is other than the Brazilian reais.

•                                As from the year 2006, the Company also presents in the column “Inter-Segment Elimination” the eliminations of inter-segment sales, considering the increased level observed in inter-segment sales has increased during this year. Inter-segment sales in prior years were immaterial.

•                                Proportional consolidation basis of 40% for the entity Corporación Sidenor S.A. while full consolidation basis was adopted in the consolidated financial statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from where the products have been shipped:

	Year ended December 31, 2007
		Latin America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	6,662,685	1,720,294	5,806,659	1,624,879	15,814,517
Long lived assets	5,656,113	860,875	5,719,218	862,538	13,098,744

	Year ended December 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	5,354,214	1,073,060	4,464,188	952,768	11,844,230
Long lived assets	3,886,733	347,733	1,539,524	762,295	6,536,285

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	4,483,895	513,394	3,897,143	8,894,432
Long lived assets	2,325,507	245,073	1,283,856	3,854,436

Long lived assets include property, plant and equipment, equity investments, investments at cost, intangible assets and goodwill.

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

24                      Valuation and qualifying accounts

Year ended December 31, 2007

	Amounts recorded on Income
				Statement
	Balance at					Effect of		Balances
	beginning	Write-		Charges to cost		exchange rate	Business	at end of
Description	of year	offs	Reclassification	and expense	Reversals	changes (a)	Combinations	year
Provisions offset against assets balances:
Allowance for doubtful accounts	35,278	(17,869)	—	9,325	(1,998)	4,219	1,351	30,306
Valuation allowance on deferred income tax assets	41,866	—	—	2,080	(3,771)	7,449	—	47,624

Reserves:
Provision for contingencies	189,725	—	(10,727)	47,788	(2,077)	40,617	—	265,326

Year ended December 31, 2006

			Amounts recorded on Income
			Statement
	Balance at				Effect of
	beginning	Write-	Charges to cost		exchange rate	Business	Balances at
Description	of year	offs	and expense	Reversals	changes (a)	Combinations	end of year
Provisions offset against assets balances:
Allowance for doubtful accounts	34,504	(10,087)	8,968	(1,315)	2,537	671	35,278
Valuation allowance on deferred income tax assets	39,550	—	3,207	(891)	—	—	41,866

Reserves:
Provision for contingencies	127,849	—	16,305	(8,395)	14,703	39,263	189,725

Year ended December 31, 2005

			Amounts recorded on Income
			Statement
	Balance at				Effect of
	beginning	Write-	Charges to cost		exchange rate	Balances at
Description	of year	offs	and expense	Reversals	changes (a)	end of year
Provisions offset against assets balances:
Allowance for doubtful accounts	33,536	(105)	1,453	(4,316)	3,936	34,504
Valuation allowance on deferred income tax assets	35,980	—	3,570	—	—	39,550

Reserves:
Provision for contingencies	87,718	—	57,387	(29,594)	12,338	127,849

(a)     Includes the effect of exchange rates on balances in currencies other than the United States dollar.

The amount presented under “Reversals” with respect to provision for contingencies for the year ended December 31, 2005 correspond to a final non-appealable favorable decision by court regarding the monetary adjustment of PIS calculation under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88 on the last proceeding the Company had pending. Therefore, the Company has recorded a gain of $28,881 under “Other operating (expenses) income, net” in the statement of income.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

25       Stock based compensation

25.1            Brazil Plan

The Company and its subsidiary Gerdau Ameristeel maintain stock based compensation plans. The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123(R)”) “Shared-based payment”. SFAS 123(R) addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123(R), which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123(R)).

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

A summary of the Brazil Plan is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

	Year ended December 31, 2007		Year ended December 31, 2006
	Number of	Weighted average		Weighted average
	shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	3,963,032	7.51	4,837,113	3.98
Shares issued in regards to share bonus
Granted during the year	778,239	19.76	969,468	12.03
(-) Options forfeited	(101,768)	13.48	(19,649)	9.59
(-) Options exercised	(136,693)	8.05	(1,823,900)	2.61

Outstanding, end of year	4,502,810	10.84	3,963,032	7.51

Options exercisable	1,154,285		—

The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2007 and 2006 following the Black & Scholes method were as follows:

	Granted during the year
Assumptions for options granted during the year ended December 31:	2007	2006
Expected dividend yield	4.32%	9.99%
Expected stock price volatility	38.72%	41.51%
Risk-free rate of return	12.40%	12.80%
Expected years until exercise	4.90 years	4.87 years

	2007	2006
Proceeds from stock options exercised	990	4,411
Intrinsic value of stock options exercised	1,885	18,456

The weighted average grant date fair value of the stock options granted during the year ended December 31, 2007, 2006 and 2005 was $8.64, $4.05 and $2.38, respectively. The remaining unrecognized compensation cost related to unvested options at December 31, 2007 was approximately $9.0 million.

The following table summarizes information about options outstanding at December 31, 2007:

		Weighted-average	Number exercisable
	Number	remainig	at December 31,
Exercise price range (US$)	outstanding	contractual life	2007

$3.00	1,154,285	—	1,154,285
$7.66	676,918	1.75	—
$11.95	990,627	2.01	—
$14.52	929,278	3.01	—
$19.76	751,702	4.01	—
	4,502,810		1,154,285

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

At December 31, 2007 and 2006, the aggregate intrinsic value of shares outstanding and options expected to vest was $52,857 and $34,955, respectively. At December 31, 2007, the aggregate intrinsic value of options exercisable was $30,397. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Compensation expense recorded for the stock option issued by Gerdau S.A. accounted as per SFAS 123(R) resulted in a reduction in income from continuing operations (recorded under general and administrative expenses), net income before taxes and net income in the amount of $2,971 and $1,838, at December 31, 2007 and 2006, respectively. Stock based compensation does not have any tax effect, current or future, for Gerdau S.A. under Brazilian tax law, transactions settled in shares are not subject to taxation in Brazil, nor is recognized for tax purposes any compensation expense. The expense amounting of $2,971 and $1,838 was included in the computation of earnings per share and resulted in a decrease of $0.005 and $0.003 for both basic and diluted earnings per share, at December 31, 2007 and 2006, respectively.

25.2            Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward Gerdau Ameristeel’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Gerdau Ameristeel’s Board of Directors based on a Black & Scholes or other method for determining option values. All of the long term incentive awards vest 25% on each of the first four anniversaries of the date of the award. Options and SARs may be exercised following vesting. Options and SARs have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $14,000 was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3,000 was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, Gerdau Ameristeel issued 202,478 options under this plan. An award of approximately $6,600 was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, Gerdau Ameristeel issued 454,497 options under this plan. A grant of approximately $1,200 of SARs was provided to a participant in 2007. An award of approximately $8,300 was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.

During the year ended December 31, 2007 and 2006, Gerdau Ameristeel recognized $900 and $400, respectively, of stock compensation costs related to the options issued during 2007 and 2006. The remaining unrecognized compensation cost related to unvested options at December 31, 2007 was approximately $1,300, and the weighted average period of time over which this cost will be recognized is 3 years.

Under the employment agreement of Gerdau Ameristeel’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that Gerdau Ameristeel will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of  Gerdau Ameristeel on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 100% of the amount by which $25,000 exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of Gerdau Ameristeel on June 1, 2015.

In order to secure Gerdau Ameristeel’s obligations to deliver such Common Shares, the Gerdau Ameristeel will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 474,313 shares have been issued by Gerdau Ameristeel to the trust.

The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of Gerdau Ameristeel. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $1,300 and $800 at December 31, 2007 and 2006, respectively.

Gerdau Ameristeel and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2007, there were 551,600 and 760,837 respectively, of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. No further awards will be granted under these prior plans. For the year ended December 31, 2007 and 2006, Gerdau Ameristeel recorded $22,700 and $34,400, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

The following table summarizes stock options outstanding as of December 31, 2007 and 2006, as well as activity during the year then ended:

	Year ended December 31, 2007		Year ended December 31, 2006
		Weighted-average		Weighted-average
Gerdau Ameristeel Plans	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	1,418,511	5.37	2,264,576	6.42
Granted	454,497	10.90	202,478	9.50
Exercised	(360,788)	3.46	(664,203)	1.85
Forfeit	(25,051)	9.15	(2,840)	1.80
Expired	(199,500)	22.77	(381,500)	17.70
Outstanding, end of year	1,287,669	5.92	1,418,511	5.37

Options exercisable	760,837		1,216,033

At December 31, 2007, the weighted-average remaining contractual life of options outstanding and exercisable was 5.57 years and 1.88 years, respectively.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

At December 31, 2007 and 2006, the aggregate intrinsic value of shares outstanding and options expected to vest was $10,800 and $7,000, respectively. At December 31, 2007 and 2006, the aggregate intrinsic value of options exercisable was $8,900 and $7,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The grant date fair value of stock options granted during the years ended December 31, 2007 and 2006 was $4.08 and $4.88, respectively.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the year ended December 31, 2007 are provided in the following table:

	2007	2006
Proceeds from stock options exercised	1,258	1,290
Tax benefit related to stock options exercised	1,159	1,998
Intrinsic value of stock options exercised	3,765	4,694
Total fair value of shares vested	10,648	8,960

The following table summarizes information about options outstanding at December 31, 2007:

		Weighted-average
	Number	remainig contractual	Weighted-average	Number exercisable
Exercise price range (US$)	outstanding	life	exercise price	at Dezember 31, 2007

$1.38	170,022	3.70	1.38	170,022
$1.80 to $1.91	353,672	3.10	1.84	353,672
$2.12 to $2.96	182,326	1.70	2.69	182,326
$9.50 to $10.90	569,649	8.90	10.47	42,817
$22.70 (1)	12,000	0.30	22.70	12,000
	1,287,669			760,837

Note: (1) these options are denominated in Canadian dollars and have been translated to $ using the exchange rate at December 31, 2007.

The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns.  The expected dividend yield is based on the annualized dividend rate over the vesting period.  The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

Assumptions for options granted during the years ended December 31	2007	2006	2005
Expected dividend yield	4.00%	0.80%	0.00%
Expected stock price volatility	50.50%	47.39%	55.00%
Risk-free rate of return	4.51%	4.68%	4.00%
Expected life	6.25 years	6.25 years	5.00 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

26                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$71,546 thousand (equivalent of $40,392 period-end exchange rate) and represents 51.82% of total debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)                     Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços are the guarantor on Senior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400.000. Since all the entities are under the common control of MG, this guarantee is not covered by the recognition provisions of FIN 45.

(c)                      Gerdau is the guarantor on loans of its subsidiary GTL Spain in the amount of $7,982. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the $600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Siderperu in the amount of $663,938, $30,239 and $150,000, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(d)                     Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos provide guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2007 customer guarantees provided by the company totaled $3,357, $11,701, $14,829 and $512, respectively. Since Banco Gerdau S.A., Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos are under the common control of Metalúrgica Gerdau, this guarantee is not covered by the recognition provisions of FIN 45.

(e)                      GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Comercial Gerdau S.A., in amount to $2,000. Since GTL Equity and Comercial Gerdau S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

(f)                        Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais, Gerdau Comercial de Aços and Açominas Overseas provide guarantees to Gerdau Ameristeel on its Term Loan for the acquisition of Chaparral Steel Company, on the total amount of $2,750,000. Since the guarantors and the guarantee are entities under common control of Gerdau S.A., this guarantee is not covered by the recognition provisions of FIN 45.

(g)                     Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais and Gerdau Comercial de Aços are the guarantor on Ten Years Bond of its subsidiary GTL Trade Finance Inc., in amount to $1,500,000. Since all the entities are under the common control of MG, this guarantee is not covered by the recognition provisions of FIN 45.

27                      Other operating (expenses) income, net

The amounts recorded under “Other operating (expenses) income, net” include mainly: (a) the effects of the recognition of IPI (federal VAT) in the amount of $ 58,531, related to reversal of credits for the year ended December 31, 2007. This recognition was made because of a recent change in jurisprudence by the Federal Supreme Court (STF), (b) the effects of recording at fair value the forward commitment to acquire a minority interest of Diaco which amounted to $23,594, $54,635 and $7,529 (for the years ended December 31, 2007, 2006 and 2005, respectively), and (c) gains for tax credits recovered as result of final judicial decisions with respect to PIS and Cofins taxes which

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2007, 2006 and 2005

(in thousands of U.S. Dollars, unless otherwise stated)

amounted to $37,304 for the year ended December 31, 2006.

28                      Subsequent events

(a)                      On January 8, 2008 the Board of Directors decided to authorize the Company to purchase shares of its own issuance. These shares will be acquired using cash funds backed by existing profit reserves up to the adjusted limit of 1,000,000 preferred shares.

(b)                     On January 14, 2008 the Company through its subsidiary Gerdau GTL Spain purchased for $107.2 million the interest of 40.2% of Diaco S.A.’s capital belonging to minority shareholders. At the end of this operation, the Company came to hold, indirectly, 98% of the shares representing the capital of Diaco S.A..

(c)                      On February 12, 2008, the Company through its subsidiary Pacific Coast Steel Inc. (PCS) acquired the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company will pay approximately $68.0 million to increase its equity participation in PCS to approximately 84%. These transactions are expected to be closed in the second quarter of 2008.

(d)                     On February 13, 2008 the Board of Directors approved the payment of R$0.29 per common and preferred share of dividend as an anticipation of minimum statutory dividend. Those dividends were based on shareholdings positions as of February 22, 2008, and the payment was done on March 05, 2008.

(e)                      On February 15, 2008 the National Electrical Power Agency – ANEEL granted to the Company the concession to produce electricity at the hydroelectric complex of São João – Cachoeirinha, composed of two hydroelectric plants to be built in the river Chopim, in the municipalities of Honório Serpa and Clevelândia, in the state of Paraná. The project will have an installed capacity of 105 MW. The construction should be completed by the beginning of 2011. The estimated investment is $ 173 million.

(f)                        On February 21, 2008 the Company has reached an agreement to acquire 50.9% of Cleary Holdings Corp., which controls coke production units and coking coal reserves in Colombia and has current annual capacity of 1.0 million tonnes of coke, and its coking coal reserves are estimated to be 20 million tonnes. Total purchase price for this acquisition is $59 million and it is still subject to be approved by regulatory agencies in Colombia.

(g)                     On February 27, 2008 the Company has concluded the acquisition of 49% of the holding company Corsa Controladora, S.A. de C.V., which holds 100% of the capital stock of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel products. Aceros Corsa, located in the city of Tlalnepantla, in the metropolitan region of Mexico City, is a long steel mini-mill producer (light commercial profiles) with an installed capacity of 150 thousand tonnes of crude steel and 300 thousand tonnes of rolled products annually. Total purchase price for this acquisition was $110.7 million.

(h)                     On March 03, 2008 the Company’s Board of Directors has approved a public offering of common and preferred shares of Gerdau S.A. in the amount of up to R$2.8 billion ($1.7 billion on March 03, 2008). This public offering is subject to be approved by Brazilian Securities Commission – CVM.

*             *              *