Form 20-F
period 2008-12-31
GERDAU S.A.
filed 2009-07-15
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14878

GERDAU S.A.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2008 was:

496,586,494 Common Shares, no par value per share

934,793,732 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

(iii)          “Gerdau Açominas” are references to Gerdau Açominas S.A. after November 2003 and to Açominas before such date. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to four other newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participações. As a result of such spin-off, as from July 2005, the activities of Gerdau Açominas only comprise the operation of the Ouro Branco steel mill;

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

(x)            “CPI” means consumer price index.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB). The investments in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investments in the holding company Multisteel Business Holdings Corp., in which the Company holds a 49% stake, which holds 98.57% of the capital stock of Industrias Nacionales, C. por A. (INCA), in Dominican Republic, the investments in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investments in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investments in Estructurales Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake, the investments in SJK Steel Plant Limited., in India, in which the Company holds a 45.17% stake, and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted for using the equity accounting method.

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2008.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3.                  KEY INFORMATION

A.                            SELECTED FINANCIAL DATA

The Company changed its financial basis of reporting for purposes of filing financial statements with the SEC from United States Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB), beginning with the financial statements as of and for the year ended December 31, 2008 presented in this Annual Report. The first financial statements of the Company prepared following IFRS issued by the IASB were those as of and for the year ended December 31, 2007 which were filed with the local securities regulator in Brazil and made publicly available. The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS  financial statements of the Company and Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report.

The consolidated financial data for the Company on December 31, 2008, 2007 and 2006 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

We also present  consolidated financial data for the Company on December 31, 2007, 2006, 2005 and 2004 prepared in accordance with U.S. GAAP which was the basis of reporting used in financial statements filed on Annual Reports on Form 20-F until the year ended December 31, 2007. Our audited financial statements in accordance with U.S. GAAP filed on Annual Reports on Form 20-F were presented in United States dollars herein.

In conjunction with our change in basis of reporting from US GAAP to IFRS as adopted by the IASB we have also changed our reporting currency from the United States dollars previously used to Brazilian Reais.

In order to comply with Regulation S-X 3-20 the consolidated financial data prepared under US GAAP is presented in Brazilian reais and, as such, has not been derived from our audited financial statements presented in United states dollars. The consolidated financial data under US GAAP presented in Brazilian reais results from converting the corresponding information in our financial statements presented in United States dollars as follows: (a) balance sheet date has been converted by applying the respective year-end exchange rates as of December 31, 2007, 2006, 2005 and 2004, and (b) income statement data has been converted by applying average exchange rates for the years ended December 31, 2007, 2006, 2005 and 2004.

For a reconciliation of our net income for the years ended December 31, 2007 and 2006 and of our shareholders’ equity at January 1, 2006 (the transition date for transition to IFRS), at December 31, 2006 and 2007, see Note 31 — Supplemental Information — Reconciliation of Shareholders’ Equity and Net Income between U.S. GAAP and IFRS.

The summary financial data prepared in accordance with IFRS and U.S. GAAP is not comparable.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2008	2007	2006
Net sales	41,907,845	30,613,528	25,883,911
Cost of sales	(31,018,946)	(23,133,902)	(19,039,266)

Gross profit	10,888,899	7,479,626	6,844,645
Sales and marketing expenses	(688,640)	(618,938)	(557,045)
General and administrative expenses	(2,284,857)	(1,884,405)	(1,784,865)
Other operating income (expenses), net	(116,064)	(282,679)	(291,357)

Operating income	8,005,014	4,804,325	4,466,572
Finacial revenues	484,046	810,137	939,484
Financial expenses	(1,620,782)	(1,202,027)	(903,292)
Exchange variations, net	(1,035,576)	723,289	329,633
Gain and losses on derivatives, net	(62,396)	1,170	74,467
Equity in earnings of unconsolidated companies, net	122,808	118,399	243,550

Income before taxes	5,893,114	5,255,293	5,150,414
Provision for taxes on income
Current	(1,423,660)	(872,315)	(906,297)
Deferred	475,444	(80,012)	17,361
Net income	4,944,898	4,302,966	4,261,478

Attributed to:
Parent company’s interest	3,940,505	3,549,881	3,546,934
Minority interests	1,004,393	753,085	714,544
	4,944,898	4,302,966	4,261,478

Basic earnings per share (1) – in R$
Common	2.83	2.68	2.67
Preferred	2.83	2.68	2.67
Diluted earnings per share (1) – in R$
Common	2.75	2.66	2.66
Preferred	2.75	2.66	2.66
Cash dividends declared per share (1) – in R$
Common	0.79	0.63	0.67
Preferred	0.79	0.63	0.67

Weighted average Common Shares outstanding during the year	485,403,980	463,214,016	463,214,016 (2)

Weighetd average Preferred Shares outstanding during the year	905,257,476	861,908,769	864,477,790 (2)

Number of Common Shares outstanding at year end	496,586,494	463,214,016	463,214,016 (2)

Number of Preferred Shares outstanding at year end	934,793,732	871,972,082	871,972,082 (2)

(1) Per share information has been retroactively restated for 2007 and 2006 to reflect the effect of:  (a) the stock bonus of one share for every share held approved in April 2008 (see note 23.2.a of the consolidated financial statements). Earnings per share has been computed on weighted average share outstanding during each year.

(2) The information on the numbers of shares presented above relate to the end of each year, and the years of 2007 and 2006 were retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

	On December 31,
	(expressed in thousands of Brazilian Reais - R$)
	2008	2007	2006
Balance sheet selected information
Cash and cash equivalents	2,026,609	2,026,096	1,070,524
Short-term investments (1)	3,386,637	3,113,277	5,308,765
Current Assets	20,775,540	15,312,973	15,083,956
Current Liabilities	8,475,437	6,587,148	6,191,420
Net working capital (2)	12,300,103	8,725,825	8,892,536
Property, plant and equipment, net	20,054,747	15,827,944	13,373,543
Total assets	59,050,514	41,553,912	31,596,256
Short-term debt (including “Current Portion of Long-Term Debt”)	3,788,085	2,500,985	2,274,523
Long-term debt, less current portion	18,595,002	12,461,128	6,671,456
Debentures - short term	145,034	38,125	2,932
Debentures - long term	705,715	903,151	929,024
Shareholders’ equity	20,166,502	12,780,021	10,631,282
Capital stock	14,184,805	7,810,453	7,810,453

(1) Include trading, available for sale and held to maturity investments.

(2) Total current assets less total current liabilities.

U.S. GAAP Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2007	2006	2005	2004
Net sales	30,628,086	25,783,369	21,644,566	20,319,139
Cost of sales	(23,011,149)	(19,099,876)	(15,964,460)	(14,122,674)

Gross profit	7,616,937	6,683,493	5,680,106	6,196,465
Sales and marketing expenses	(656,056)	(557,423)	(491,345)	(450,727)
General and administrative expenses	(2,004,350)	(1,793,970)	(1,125,216)	(1,046,139)
Other operating income (expenses), net	(32,744)	231,565	(9,900)	85,922

Operating income	4,923,787	4,563,665	4,053,645	4,785,521
Interest expense, exchange (gain) loss and gains (losses) on derivatives, net	(649,653)	(665,189)	(448,744)	(386,374)
Financial income	835,742	999,602	480,797	238,579
Equity in earnings of unconsolidated companies, net	129,423	252,398	238,053	416,490

Income before taxes on income and minority interest	5,239,299	5,150,476	4,323,751	5,054,216
Provision for taxes on income
Current	(834,229)	(966,938)	(856,472)	(960,490)
Deferred	(207,570)	6,700	(295,277)	(227,699)
Income before minority interest	4,197,500	4,190,238	3,172,002	3,866,027
Minority interest	(1,038,845)	(888,862)	(437,170)	(463,127)
Net income	3,158,655	3,301,376	2,734,832	3,402,900

Basic earnings per share (1) – in R$
Common	2.38	2.49	2.06	2.56
Preferred	2.38	2.49	2.06	2.56
Diluted earnings per share (1) – in R$
Common	2.37	2.47	2.06	2.56
Preferred	2.37	2.47	2.06	2.56
Cash dividends declared per share (1) – in R$
Common	0.56	0.63	0.79	0.39
Preferred	0.56	0.63	0.79	0.39

Weighted average Common Shares outstanding during the year (1)	463,214,016	463,214,016	463,214,016	463,214,016

Weighetd average Preferred Shares outstanding during the year (1)	861,908,769	864,477,790	864,331,942	865,129,870

Number of Common Shares outstanding at year end (2)	463,214,016	463,214,016	463,214,016	463,214,016

Number of Preferred Shares outstanding at year end (2)	871,972,082	871,972,082	862,834,998	864,892,684

(1) Per share information has been retroactively restated for all periods to reflect the effect of:  (a) the stock bonus of one share for two shares held approved in March 2005, (b) the stock bonus of one share for two shares held approved in

March 2006 and (c) the stock bonus of one share for every share held approved in April 2008. Earnings per share has been computed on weighted average share outstanding during each year.

(2) The information on the numbers of shares presented above relate to the end of each year, and is retroactively restated to reflect changes in numbers of shares due to the transactions described in (i) above.

	On December 31,
	(expressed in thousands of Brazilian Reais - R$)
	2007	2006	2005	2004
Balance sheet selected information
Cash and cash equivalents	2,014,441	1,041,634	1,249,484	660,824
Restricted cash	11,655	28,889	22,571	17,527
Short-term investments (1)	3,113,277	5,308,765	4,134,055	1,073,737
Net working capital (2)	8,678,352	8,894,352	7,915,330	4,275,500
Property, plant and equipment, net	15,268,099	12,807,965	8,256,657	7,406,310
Total assets	40,687,877	30,977,193	21,831,188	18,188,610
Short-term debt (including “Current Portion of Long-Term Debt”)	2,500,985	2,274,523	1,329,721	1,786,953
Long-term debt, less current portion	12,461,128	6,671,456	5,240,924	3,399,002
Debentures - short term	38,125	2,932	2,727	2,986
Debentures - long term	903,151	929,024	972,149	915,086
Shareholders’ equity	12,405,227	10,541,710	8,499,731	6,695,950
Capital stock	7,810,453	7,810,453	5,206,969	3,471,312

(1) Include trading, available for sale and held to maturity investments.

(2) Total current assets less total current liabilities.

Exchange rates between the United States Dollar and Brazilian Reais

The following table presents the exchange rates for the periods indicated between the United States dollar and the Brazilian reais which is the currency in which we prepare our financial statements included in this Annual Report on Form 20-F.

Exchange rates from U.S. dollars to Brazilian reais

Period	Period-end	Average	High	Low
June - 2009	1.9516	1.9576	2.0074	1.9301
May - 2009	1.9730	2.0609	2.1476	1.9730
April - 2009	2.1783	2.2059	2.2899	2.1699
March - 2009	2.3152	2.3138	2.4218	2.2375
February - 2009	2.3784	2.3127	2.3916	2.2446
January - 2009	2.3162	2.3074	2.3803	2.1889
2008	2.3370	1.8346	2.5004	1.7325
2007	1.7713	1.9479	2.1556	1.7325
2006	2.1380	2.1761	2.3711	2.0586
2005	2.3470	2.4352	2.7621	2.1633
2004	2.6544	2.9259	3.2051	2.6544

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of June 30, 2009, the Company had 496,586,494 common shares and 934,793,732 non-voting preferred shares outstanding.

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2004. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of the resolution approving the dividend. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one share for every share held (approved in April 2004), (b) the stock dividend of one for every two shares held (approved in March 2005), (c) the stock dividend of one share for every two shares held (approved in March 2006), (d) the public share offering, with the issue of 44,000,000 shares (approved in March 2008); and (e) the stock dividend of one share for every share held (approved in May 2008).

Dividend per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends payment, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock
1st Quarter 2004 (1)	03/30/2004	0.0711	0.0243
2nd Quarter 2004 (2)	06/30/2004	0.1444	0.0465
3rd Quarter 2004 (1)	07/31/2004	0.1022	0.0338
3rd Quarter 2004	11/03/2004	0.1178	0.0416
4th Quarter 2004	02/01/2005	0.2111	0.0808
1st Quarter 2005	05/03/2005	0.1500	0.0600
2nd Quarter 2005	08/03/2005	0.1600	0.0691
3rd Quarter 2005	11/08/2005	0.1500	0.0681
4th Quarter 2005	02/08/2006	0.1400	0.0638
1st Quarter 2006 (1)	05/03/2006	0.1500	0.0724
2nd Quarter 2006	08/02/2006	0.1750	0.0802
3rd Quarter 2006 (1)	11/07/2006	0.1750	0.0820
4th Quarter 2006	02/07/2007	0.1750	0.0839
1st Quarter 2007 (1)	05/03/2007	0.1700	0.0840
2nd Quarter 2007	08/08/2007	0.1450	0.0769
3rd Quarter 2007 (1)	11/07/2007	0.1700	0.0977
4th Quarter 2007	02/13/2008	0.1450	0.0831
1st Quarter 2008 (1)	05/12/2008	0.2050	0.1224
2nd Quarter 2008	08/06/2008	0.3600	0.2281
3rd Quarter 2008	11/05/2008	0.1800	0.0849
4th Quarter 2008	02/19/2009	0.0400	0.0172

(1) Payment of interest on equity.

(2) Payment of both dividends and interest on equity.

Note: the Company did not advance dividends in the 1st quarter of 2009.

Law 9,249 of December 1995 states that a company may, at its sole discretion, pay interest on equity in addition to or instead of dividends (See Item 8 — Financial Information - Interest on Equity). A Brazilian corporation is entitled to pay its shareholders interest on equity up to the limit based on the application of the TJLP rate (Long-Term Interest Rate) to its shareholders’ equity or 50% of the net income in the fiscal year, whichever is greater. This payment is considered part of the mandatory dividend required by Brazilian Corporation Law for each fiscal year. The payment of interest on equity described herein is subject to a 15% withholding tax. See Item 10. Additional Information - Taxation.

In the fourth quarter of 2008, Gerdau launched the Dividend Reinvestment Plan (DRIP), which is a program that allows the holders of Gerdau ADRs to reinvest dividends to purchase additional ADRs in the Company, , with no issuance of new shares. In January 2009, Gerdau provided its shareholders a similar program in Brazil that allows the reinvestment of dividends in additional shares, with no issuance of new shares.

B. CAPITALIZATION AND INDEBTEDNESS

Not required.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D. RISK FACTORS

Global Risks

Global crises and subsequent economic slowdowns may adversely affect global demand and lead to a reduction in international trade. As a result the Company’s financial condition and results of operations may be adversely affected.

The world economic crisis is an ongoing financial crisis triggered by a dramatic rise in subprime mortgage delinquencies and foreclosures in the United States, with major adverse consequences for banks and financial markets around the globe. Developed markets, such as North America and Europe, are experiencing serious recessions as a result of the collapse of mortgage lending and lack of global credit. Demand for steel products has contracted in 2009, based on the pattern observed since 2008. If the Company is unable to remains competitive in these changing markets, its profits, profit margins and revenues may be adversely affected. The unprecedented economic slowdown and turmoil in the global economy has adversely impacted consumer markets, affecting the companies business environment in the following subjects:

•                  Decrease in international steel prices;

•                  Slump in international steel trading volumes;

•                  Crisis in automotive industry and infrastructure sectors and

•                  Lack of liquidity, mainly in the U.S. economy

In 2008, Gerdau’s shipments decreased 24.4% in the 4th quarter compared to the same period in 2007, mainly due to the economic slowdown. North America Operation was the Company’s most affected business with a 38.2% decrease in shipments in the same period, mainly affected by a sharp reduction in consumer spending in the U.S., that affected industry and infrastructure demand. Latin American Operation suffered a 27.6% reduction in shipments resulting from a large exposure in the international market (steel importers countries) affecting mainly Colombia, Peru and Chile where Gerdau owns some of its mills. Specialty Steel Operation fell 21.1% in the same period, due the automotive industry crisis, its main consumer market. In Long Steel Brazil and Açominas Operations the economic turmoil affected principally the export shipments which decreased 78.7% and 22.3%, respectively, in the same period.

In the first months of 2009, the steel market followed the same demand level of the fourth quarter of 2008. This notwithstanding the demand for steel products is showing modest improvements in a monthly basis. The Company can not assure that these improvements will be maintained through 2009. A reversal of this trend could decrease Gerdau shipments at lower levels, considering the bottom reached in the first quarter of 2009.

Risks Relating to Brazil

Brazil’s political and economic conditions and the Brazilian government’s economic and other policies may negatively affect demand for the Company’s products as well as its net sales and overall financial performance.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, devaluation of the currency, freezing of bank accounts, capital controls and restrictions on imports.

The Company’s operating results and financial condition may be adversely affected by the following factors and the government responses to them:

•                  exchange rate controls and fluctuations;

•                  interest rates;

•                  inflation;

•                  tax policies;

•                  energy shortages;

•                  liquidity of domestic and foreign capital and lending markets; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other developments in Brazil’s economy and government policies may adversely affect the Company and its business.

Inflation and government actions to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect the Company’s business.

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 5.9% in 2008. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

Variations in the foreign exchange rates between the U.S. dollar and the currencies of countries in which the Company operates may increase the cost of servicing its debt denominated in foreign currency and adversely affect its overall financial performance.

The Company’s operating results are affected by fluctuations in the foreign exchange rates between the Brazilian real, the currency in which the Company prepares its financial statements, and the currencies of the countries in which it operates.

For example, Gerdau Ameristeel reports its results in U.S. dollars. Therefore, fluctuations in the exchange rate between the U.S. dollar and the Brazilian real could affect its operating results. The same occurs with all other businesses located outside Brazil with respect to the exchange rate between the local currency of the respective subsidiary and the Brazilian real.

The Brazilian real appreciated against the U.S. dollar by 8.7% in 2006 and 17.2% in 2007 and depreciated against the U.S. dollar by 31.9% in 2008. On June 30, 2009, the U.S. dollar/Brazilian real exchange rate was $1.00 per R$ 1.95, resulting in appreciation of 16.5% when compared to December 31, 2008.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 19,717.7 million at December 31, 2008, representing 84.9% of its indebtedness on a consolidated basis. On December 31, 2008, the Company held R$ 2,654.6 million in cash equivalents and short-term investments denominated in currencies different from Brazilian real. Significant depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais.

Export revenue and margins are also affected by fluctuations in the exchange rate of the U.S. dollar and other local currencies of the countries where the Company produces in relation to the Brazilian real. The Company’s production costs are denominated in local currency but its export sales are generally denominated in U.S. dollars. Revenues generated by exports denominated in U.S. dollars are reduced when they are translated into Brazilian real in periods during which the Brazilian currency appreciates in relation to the U.S. dollar.

Developments in other emerging markets or in the United States may adversely affect Brazil’s capital markets.

Political, economic, social and other developments in other countries, particularly those in Latin America, other emerging-market countries or the United States, may have an adverse effect on the market value of the Company. Although conditions in these countries may be quite different from those in Brazil, investors’ reactions to developments in these countries may affect Brazil’s securities markets and reduce investor interest in the securities of Brazilian issuers. Brazil has experienced periods with significant outflows of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been prevented from accessing international capital markets. Particularly, in the second semester of 2008 Brazil experienced a high outflow of U.S. dollars combined with a lack of financing alternatives, thus increasing Brazilian companies’ capital cost. The Company cannot assure that the international capital markets will be available to Brazilian companies in the same level of liquidity as in 2007 or that prevailing interest rates in these markets will be at investment grade levels for the Company, which may limit the Company’s ability to refinance its debt.

Risks Relating to Gerdau and the Steel Industry

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect the Company’s operating results.

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually causing write downs on its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. Since 2008, and especially in the beginning of 2009, the U.S. and European economies have shown strong signs of slower growth, in turn affecting many other countries. A continuous material decrease in demand for steel or exports by countries not able to consume their production could have a significant adverse effect on the Company’s operations and prospects.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini-mills, which corresponded to 77.0% of total crude steel output in 2008 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a commensurate increase in finished steel sale prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices or reductions in market supply could adversely affect the Company’s operations.

When the prices of the raw materials increase, the Company needs to produce steel in its integrated facilities, particularly iron ore and coking coal, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Ouro Branco mill, and at its Gerdau Barão de Cocais and Gerdau Divinópolis units in the state of Minas Gerais. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit in the state of Bahia.

The Ouro Branco unit is the Company’s biggest mill in Brazil, and its main metal input for the production of steel is iron ore. In 2008, this unit represented 45.9% of the total crude steel output (in volume) of Gerdau’s Brazilian operations. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site, since the Ouro Branco mill requires coking coal to produce coke in its coking facility. All the coking coal used in Ouro Branco is imported from Canada, the United States and Australia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill, and an increase in prices could reduce profit margins. The Company does not have long-term supply contracts for certain raw materials it uses.

The Company may not successfully integrate its businesses, management, operations or products, or achieve any of the benefits anticipated from future acquisitions.

Over the years, the Company has expanded its presence mainly through acquisitions in the North American and Latin American markets. The integration of the business and opportunities stemming from entities recently acquired and those that may be acquired by the Company in the future may involve risks. The Company may not successfully integrate acquired businesses, managements, operations, products and services with its current operations. The diversion of management’s attention from its existing businesses, as well as problems that can arise in connection with the integration of the new operations may have an impact on revenue and operating results. The integration of acquisitions may result in additional expenses that could reduce profitability. The Company may not succeed in addressing these risks or any other problems encountered in connection with past and future acquisitions.

The Company regularly conducts impairment tests for the recovery of goodwill from its investments, adopting market practices for these tests and discounted cash flow multiples of its units where goodwill was allocated. A downturn in the steel market could negatively impact expectations for futures earnings, leading to the need to recognize a loss in its income statement regarding the reduction in goodwill.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse affect.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents a significant cost component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at the Company’s mills and power rationing or shortages such as those that occurred in Brazil in 2001 could adversely affect production at those units.

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

The Company is a steel producer that supplies both the domestic market in Brazil and a number of international markets. The Company’s exports face competition from other steel producers, as well as restrictions imposed by importing countries in the form of quotas, ad valorem taxes, tariffs or increases in import duties, any of which could increase the costs of products and make them less competitive or prevent the Company from selling in these markets. There are no assurances that importing countries will not impose quotas, ad valorem taxes, tariffs or increase import duties.

Less expensive imports from other countries to North America may adversely affect the Company’s business.

Steel imports to North America have caused downward pressure on steel prices in recent years, adversely affecting sales and profit margins. Competition from foreign steel producers is strong and may grow due to an increase in foreign installed steel capacity, depreciation in the U.S. dollar and a reduction in domestic steel demand in other markets, with these factors leading to higher levels of steel imports to North America at lower prices. In the past, the U.S. government has taken temporary protective measures to regulate steel imports by means of quotas and tariffs. Protective measures may not be taken and, despite trade regulation efforts, unfairly priced imports could enter North American markets in the future, resulting in price pressure that could adversely affect the Company’s business.

Costs related to complying with environmental regulations may increase if requirements become more stringent, which may adversely affect the Company’s operating results.

The Company’s industrial plants are required to comply with a number of federal, state and municipal environmental laws and regulations with respect to the environment and the operation of mills in every country in which the Company operates. These regulations include environmental licensing procedures, the control of air emissions, waste water discharges and solid and hazardous waste handling and disposal. Failure to comply with these laws and regulations may result in civil and administrative penalties, criminal sanctions or closure orders, and in various circumstances requires the cleanup of the contamination. If existing laws or future legislation become more stringent, expenditure on fixed assets and the costs of compliance may rise, adversely affecting the Company’s financial condition. Furthermore, the Company may be subject to additional expenditures and costs associated with environmental compliance as a result of future acquisitions.

Layoffs in our labor force have generated severance costs, and such layoffs could reoccur.

A substantial number of our employees are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes or work stoppages have occurred in the past and could reoccur in connection with negotiations of new labor agreements or during other periods for other reasons, including the risk of layoffs during a down cycle that could generate severance costs. Moreover, we could be adversely affected by labor disruptions involving unrelated parties that may provide us with goods or services. Strikes and other labor disruptions at any of our operations could adversely affect the operation of facilities and the timing of completion and the cost of our capital projects.

The Company may be unable to reduce its financial leverage, which could increase its cost of capital, in turn adversely affecting its financial condition or operating results.

In 2007, the international rating agencies Fitch Ratings and Standard & Poor’s classified the Company’s credit risk as “investment grade”, which gave to the Company access to financing at lower borrowing rates. Due to its acquisitions in recent years, its total debt/EBITDA ratio reached the maximum normally accepted by the agencies for an “investment grade” rating. In 2009, Standard & Poor’s put Gerdau on a CreditWatch Negative listing reflecting its views of the Company’s weakening cash flow and credit metrics in the currently challenging market environment. Although market conditions have been improving since the low point of December 2008 and January 2009, Standard & Poor’s believes there is still uncertainty concerning the Company’s ability to strengthen its credit metrics. If the Company is unable to improve its operating and financial results, it may loses its “investment grade” rating, which could increase its cost of capital and consequently adversely affect its financial condition and operating results.

ITEM 4.  COMPANY INFORMATION

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. Farrapos, 1811, Porto Alegre, Rio Grande do Sul, Brazil, and the telephone number is +55 (51) 3323 2000.

History

The current Company is the product of a number of corporate acquisitions, mergers and other transactions dating back to 1901. The Company began operating in 1901 as the Pontas de Paris nail factory controlled by the Gerdau family based in Porto Alegre, who is still the Company’s indirect controlling shareholder. In 1969, Pontas de Paris was renamed Metalúrgica Gerdau S.A., which today is the holding company controlled by the Gerdau family through intermediate holding companies that in turn controls what is today Gerdau S.A.

From 1901 to 1969, the Pontas de Paris nail factory grew and expanded its business into a variety of other steel and steel-related products and services. At the end of World War II, the Company acquired Siderúrgica Riograndense S.A., a steel producer also located in Porto Alegre, in an effort to broaden its activities and provide it with greater access to raw materials. In February 1948, the Company initiated its steel operations, which foreshadowed the successful mini-mill model of producing steel in electric arc furnaces using steel scrap as the main raw material. At that time the Company adopted a regional sales strategy to ensure more competitive operating costs. In 1957, the Company installed a second unit in the state of Rio Grande do Sul in the city of Sapucaia do Sul, and in 1962, steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo, also in Rio Grande do Sul.

In 1967, the Company expanded into the Brazilian state of São Paulo, purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires, which was later renamed Comercial Gerdau and ultimately became the Company’s Brazilian distribution channel for steel products. In June 1969, the Company expanded into the Northeast of Brazil, producing long steel at Siderúrgica Açonorte in the state of Pernambuco. In December 1971, the Company acquired control of Siderúrgica Guaíra, a long steel producer in the state of Paraná in Brazil’s South Region. The Company also established a new company, Seiva S.A. Florestas e Indústrias, to produce lumber on a sustainable basis for the furniture, pulp and steel industries. In 1979, the Company acquired control of the Cosigua mill in Rio de Janeiro, which currently operates the largest mini-mill in Latin America. Since then, the Company has expanded throughout Brazil with a series of acquisitions and new operations, and today owns 15 steel units in Brazil.

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay, followed in 1989 by the purchase of the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a minority interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. The Company currently holds 66.4% of the outstanding shares of Gerdau Ameristeel, whose remaining shares are publicly traded in Canada and in the United States. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, including its 50% joint venture interest in Gallatin Steel, a manufacturer of flat steel, and also operates 18 steel units, 56 fabrication shops and 14 downstream operations.

In September 2005, Gerdau acquired 35.98% of the stock issued by Sipar Aceros S.A. , a long steel rolling mill with a total installed capacity of 260,000 tonnes of rolled steel, located in the Province of Santa Fé, Argentina. This interest, added to the 38.46% already owned by Gerdau represents 74.44% of the capital stock of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57.1% interest in Diaco S.A. , the largest rebar manufacturer in Colombia with a total installed capacity of 510,000 tonnes of crude steel and 690,000 tonnes of rolled steel. In January 2008, the Company purchased an additional interest of 40.3%, for $107.2 million (R$ 188.7 million on the acquisition date), increasing its ownership to 97.4%.

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for $219.2 million  (R$ 493.2 million), the largest long specialty steel producer, forged parts manufacturer and foundry in Spain, and one of the major producers of forged parts using the stamping process in that country. In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for $288.0 million (R$ 674.0 million) from LuxFin Participation S.L. and Bogey Holding Company Spain S.L., which holds a 20% interest in Corporación Sidenor. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In December 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A., had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., a subsidiary of CIE Automotive for $143.0 million (R$ 313.8 million). GSB Acero produces specialty steel and is located in Guipúzcoa, Spain. Corporación Sidenor S.A. has a total installed capacity of 1.2 million tonnes of crude steel and 1.2 million tonnes of rolled steel.

In March 2006, the assets of two industrial units were acquired in the United States. The first was Callaway Building Products in Knoxville, Tennessee, a supplier of fabricated rebars to the construction industry. The second was Fargo Iron and Metal Company located in Fargo, North Dakota, a storage and scrap processing facility and service provider to manufacturers and construction companies.

In June 2006, Gerdau acquired for $103.0 million (R$ 224.5 million) Sheffield Steel Corporation in Sand Springs, Oklahoma in the USA. Sheffield is a mini-mill producer of common long steel, namely concrete reinforcement bars and merchant bars. It has one melt shop with a total installed capacity of 630,000 tonnes of crude steel and one rolling mill in Sand Springs with a total installed capacity of 520,000 tonnes of rolled steel, Oklahoma, one rolling mill in Joliet, Illinois with a total installed capacity of 70,000 tonnes of rolled steel, and three downstream units in Kansas City and Sand Springs.

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for $60.6 million. In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represents 32.84% of the total capital stock for $40.5 million, totaling $101.1 million (R$ 219.8 million). This acquisition added to the interest already acquired earlier in the year, for an interest of 83.27% of the capital stock of Siderperú. Siderperú operates a blast furnace a direct reduction unit, with a total installed capacity of 400,000 tonnes of pig iron, a melt shop with two electric arc furnaces and two LD converters with a total installed capacity of 560,000 tonnes of crude steel and three rolling mills with a total installed capacity of 900,000 tonnes of rolled steel.

In November 2006, the Company completed the acquisition of a 55% controlling interest in Pacific Coast Steel (“PCS”), for $104.0 million (R$ 227.4 million). The company operates rebar fabrication plants in San Diego, San

Bernardino, Fairfield, and Napa, California. Additionally in April, 2008 Gerdau increased its stake in PCS to 84% paying $82.0 million (R$ 138.4 million). The acquisition of PCS expanded the Company’s operations to the West Coast of the United States and also added rebar placing capability.

In March 2007, Gerdau acquired Siderúrgica Tultitlán, a mini mill located in the Mexico City metropolitan area that produces rebar and profiles with installed capacity of 350,000 tonnes of crude steel and 330,000 tonnes of rolled steel. The price paid of the acquisition was $259.0 million (R$ 536.0 million).

In May 2007, Gerdau acquired an interest of 30.45% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a producer of rolled products, with annual capacity of approximately 400,000 tonnes of rolled steel. This partnership allowed the Company to access the Caribbean market. The total cost of the acquisition was $42.9 million (R$ 82.0 million). In July 2007, the Company acquired an additional interest of 18.55% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was $72.0 million (R$ 135.2 million).

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela, with annual production capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled steel. The total cost of the acquisition was $92.5 million (R$ 176.2 million).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a joint venture for an investment in Tadipatri, India. The joint venture included an interest of 45% in Kalyani Gerdau Steel Inc., a producer of steel with two LD converters, one continuous casting unit and facilities for the production of pig iron. The agreement provides for shared control of the joint venture, and the purchase price was $73.0 million (R$ 127.3 million). Gerdau concluded this joint venture agreement.

In September 2007, Gerdau Ameristeel concluded the acquisition of Chaparral Steel Company, increasing the Company’s portfolio of products and including a comprehensive line of structural steel products. Chaparral was the second largest producer of structural steel products in North America and also the largest producer of steel bars. Chaparral operates two mills, one located in Midlothian, Texas, with a total installed capacity of 1.5 million tonnes of crude steel and 1.4 million tonnes of rolled steel and the other located in Petersburg, Virginia, with a total installed capacity of 1.0 million tonnes of crude steel and 1.0 million tonnes of rolled steel. The total cost of the acquisition was $4.2 billion (R$ 7.8 billion), plus the assumption of certain liabilities.

In October 2007, Gerdau Ameristeel acquired 100% of Enco Materials Inc., a leading company in the market of commercial materials headquartered in Nashville, Tennessee. Enco Materials Inc. has eight units located in Arkansas, Tennessee and Georgia. The purchase price for this acquisition was $46 million (R$ 84.9 million) in cash, plus the assumption of certain liabilities of the acquired company.

In the same month, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles) with installed capacity of 150,000 tonnes of crude steel and 300,000 tonnes of rolled products per year. The acquisition price was $110.7 million (R$ 186.3 million). In February, 2008, the Company announced conclusion of this acquisition.

In November 2007, Gerdau entered into a binding agreement for the acquisition of Quanex Corporation, which, through MacSteel, is the second largest producer of Special Bar Quality (SBQ) in the United States and operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled products. The agreement did not include the Building Products business of Quanex, which is an operation not related to the steel market. The purchase price for this acquisition was $1.5 billion  (R$ 2.4 billion) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April, 2008.

In December 2007, the Company entered into a binding agreement for the exchange of its interest in the capital of Margusa — Maranhão Gusa S.A., through which the Company became the holder of Aplema. The exchange was carried out on an equivalent amount basis in terms of the membership interests in Aplema and the stock in Margusa.

In April 2008, Gerdau entered into a strategic partnership with Corporación Centroamericana del Acero S.A., assuming a 30.0% interest in the capital of this company, which has total installed capacity of 450,000 tonnes of crude steel and 630,000 tonnes of rolled steel. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize. The price of the acquisition was $180 million (R$ 303.7 million).

Also in 2008, Gerdau invested in the verticalization of its businesses. In July, it acquired a 50.9% stake in the capital of Cleary Holdings Corp, which controls a metallurgical coke producer and coking coal reserves in Colombia for $ 73.0 million (R$ 119.3 million). The Company has annual coke production capacity of 1.0 million tonnes and coking coal reserves estimated at 20 million tonnes.

In February 2008, Brazil’s National Electric Power Agency (ANEEL) transferred to Gerdau the concession to operate the São João — Cachoeirinha Hydroelectric Power Plant complex, which comprises two power plants to be built on the Chopim River, located in the cities of Honório Serpa and Clevelândia in Paraná state. The plant complex will have 105 MW of installed capacity (São João - 60 MW and Cachoeira - 45 MW), with construction to be concluded in 2012.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing installations and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Semi-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to Worldsteel, in 2008, 31% of the total crude steel production in the world was through mini-mill process and the last 69% was through integrated process.

Over the past 16 years, , according to Worldsteel figures, total annual crude steel production has grown from 728 million tonnes in 1993 to 1,327 million tonnes in 2008, for an average annual increase of 4.2%, with a large part of this growth occurring after 2000.

The main factor responsible for the increase in the demand for steel products has been China. In less than three years, China has become the world’s largest steel market, consuming as much as the United States and Europe combined.

Over the past year, total annual crude steel production decreased by 1.8% from 1,351 million tonnes in 2007 to 1,327 million tonnes in 2008, triggered mainly by the reduction in output in C.I.S. (Commonwealth of Independent States – former Soviet Republics) countries and the United States due to the contraction in market demand.

Crude Steel Production (in million tonnes)

Source: Word Steel Association/World Steel Figures 2008

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China is currently the world’s largest steel producer, producing 500.5 million tonnes of crude steel in 2008.

Crude Steel Production by Country (million tonnes)

Source: Word Steel Association /World Steel Figures 2008

China became the first country ever to produce more than 500.0 million tonnes in a single year. China’s crude steel production in 2008 reached 500.5 million tonnes, an increase of 1.1% over 2007. Production volume in China more than doubled within five years, from 222 million tonnes in 2003. China’s share of world steel production continued to grow in 2008, when it accounted for 38% of total world crude steel production.

Asia produced 769 million tonnes of crude steel in 2008, accounting for 58% of total world steel production, for an increase of 0.9% in relation to 2007. South Korea and India recorded increases of 3.8% and 3.7%, respectively, in 2008, while Japan produced 119 million tonnes, down 1.2% in relation to 2007.

The EU-27 produced 198 million tonnes of crude steel in 2008, down 5.5% compared to 2007, with major steel producing countries, including Germany, Italy and France, recording reductions.

In 2008, steel production in North America also contracted in relation to the previous year, by 5.9%. The United States produced 91 million tonnes of crude steel, decreasing by 7.0% against 2007.

The CIS registered a drop in steel output of 8.1% in 2008. Russia produced 69 million tonnes of crude steel, a 5.4% reduction over 2007, while the Ukraine recorded a decrease of 13.4% to 37 million tonnes.

The Brazilian Steel Industry

Since 1940, steel has been of vital importance to Brazil’s economy. For approximately 50 years, the Brazilian government held a monopoly in the production of flat steel products via the state-owned company Siderurgia Brasileira S.A. (SIDEBRÁS). But the Brazilian government did not hold a monopoly in the non-flat steel industry, traditionally composed mainly of small private companies. The principal integrated producers of flat steel products operated as semi-independent companies under the control of SIDEBRÁS. During the 1970s, the government invested heavily to give Brazil a steel industry capable of fueling the country’s industrialization process. After a decade of practically no investments in this industry, the government selected steel as the first industry to be sold in the privatization process that began in 1991.

Brazil, with its high installed capacity and tradition as a world steel exporter, has consistently exported a substantial portion of its production. Sales of Brazilian steel products totaled 31.0 million tonnes in 2008, 31.0 million tonnes in 2007, 30.1 million tonnes in 2006, and 28.6 million tonnes in 2005, exceeding domestic demand of 21.8 million tonnes in 2008, 20.6 million tonnes in 2007, 17.5 million tonnes in 2006 and 16.1 million tonnes in 2005 by 9.2 million tonnes, 10.4 million tonnes, 12.6 million tonnes and 12.5 million tonnes, respectively.

Brazil has performed an important role in the export market, principally as an exporter of crude steel (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of crude steel totaled 5.7 million tonnes in 2008, 5.1 million tonnes in 2007, 5.7 million tonnes in 2006 and 6.0 million tonnes in 2005, representing 61.7%, 48.9%, 45.2% and 47.6% of Brazil’s total exports of steel products, respectively.

In 2008, the Brazilian market continued its expansion seen in 2007, and Brazil was the world’s 9th largest producer of crude steel, with a production of 33.7 million tonnes, a 2.5% share of the world market and 71.1% of the total steel production in South America in 2008. This was equivalent to approximately a third of U.S. production.

The breakdown of total sales of Brazilian steel products in 2008 was 61.0% or 18.9 million tonnes of flat steel products, formed by domestic sales of 12.5 million tonnes and exports of 6.4 million tonnes. The other 39.0% or 12.1 million tonnes represented sales of long steel products, which were formed by domestic sales of 9.3 million tonnes and exports of 2.8 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: IBS

(*) Preliminary figures

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with gross domestic product, or GDP, variations in steel consumption tend to be more accentuated than changes in the level of economic growth. Per capita crude steel consumption in Brazil increased from 100 kilos in 1999 to 139 kilos in 2008, which is still considered low compared to the levels in developed countries.

In 2007 and 2008, Brazilian GDP grew by 3.7% and 4.5%, respectively, mainly due to a more restrictive monetary policy. Between 2007 and 2008, total steel sales in the domestic market increased 6.0%, from 20.6 million tonnes to 21.8 million tonnes. Domestic sales of long steel products totaled 8.1 million tonnes in 2007, for growth of 16.9% in relation to the previous year. Comparing 2008 with 2007, total long steel sales in the domestic market increased by 15.2%, from 8.1 million tonnes to 9.3 million tonnes.

Exports and imports - In 2008, Brazilian steel exports totaled 9.2 million tonnes, representing 29.6% of total sales (domestic sales plus exports) or $8.0 billion in export revenue. According to the World Steel Association, in 2008, Brazil was the eleventh largest exporter of semi-finished and finished steel products in the world. Brazil is a small importer of steel products. Its steel imports in 2008 totaled only 2.3 million tonnes (excluding the imports made by the steel mills to avoid double counting), or 9.4% of apparent domestic consumption. In 2008, Brazil recorded a positive balance in steel transactions of $4.4 billion and a total positive commercial balance of $43.6 billion.

Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

Production and Apparent Demand for Crude Steel (million tonnes)

Source: IBS

(*) Preliminary figures

Production and Apparent Demand for Long Steel (million tonnes)

Source: IBS

(*) Preliminary figures

Brazil’s steel export market is highly diversified. In 2008, Asia, Latin America and North America were the main markets, accounting for 35.1%, 30.1% and 13.9% of all Brazilian steel exports, respectively. Among Asia countries, South Korea was the main destination, representing 13.7% of all Brazilian exports. The five biggest markets together corresponded to 51.2% of Brazilian steel exports in 2008.

In 2008, Brazil’s steel imports totaled 2.3 million tonnes (excluding the imports made by steel mills to avoid duplicate counting), or 9.4% of apparent domestic consumption. In 2008, Brazil imported 807,000 tonnes of long steel products or 8.0% of apparent domestic consumption of long steel products.

Raw materials - One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore in Brazil is approximately one-third the cost of iron ore in Japan, Eastern Europe, United States and South Korea.

In Brazil, most of the scrap metal utilized by the steel mills comes from the state of São Paulo. Its suppliers deliver scrap metal derived from obsolete products directly to the steel mills. The Brazilian steel industry’s dependence on scrap metal is minimal, due to the high percentage of total steel production coming from integrated producers.

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

North American Steel Industry

The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence on cyclical consumer markets and the high volatility in raw material and energy prices. The North American steel industry is currently facing a series of challenges, including volatile pricing, high fixed costs, low-priced imports, the lower impact from U.S. tariffs and the challenges faced by the industry in attracting new management talent. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, steel import volumes and prices and the strength of the U.S. dollar.

Crude Steel Production by North American Countries (million tonnes)

Source: Worldsteel

(*) Preliminary figures

Beginning in mid-2000 and continuing through 2002, the North American steel industry experienced a severe downward cycle impacted by excess global production capacity, high import levels at low prices, including prices below the combined costs of production and shipping, and weak general economic conditions. These forces resulted in lower domestic steel prices and significant domestic capacity closures. Prices for many steel products reached 10-year lows in late 2001. As a result of these conditions, over 20 U.S. steel companies sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 2000.

In response to these conditions, in March 2002, former President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and that changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing steel subsidy agreement negotiations at the Organization for Economic Cooperation and Development and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.

The North American steel industry has recently experienced a significant amount of consolidation. Bankrupt steel companies, once overburdened with under-funded pension, healthcare and other legacy costs, are being relieved of obligations and acquired by other steel producers. This consolidation, including the acquisition of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the merger of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. Gerdau’s acquisition of the North Star Steel assets from Cargill in November 2004, of Sheffield Steel Corporation in 2006 and of Chaparral Steel Company in September 2007 further contributed to this consolidation trend. Since the beginning of 2007, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc., United States Steel Corporation acquired Stelco Inc., and ArcelorMittal Inc. acquired Bayou Steel Corporation. The Company believes this consolidation in the North American steel industry will continue over the next few years, resulting in the creation of larger steel companies, a reduction in operating cost structures and further rationalization among steel producers.

The creation of larger and more efficient steel producers resulting from consolidation in the steel industry has significantly contributed to a higher market discipline. As a result, the remaining steel producers have become better positioned to tailor production capacity to market demand and have benefited from scale efficiencies. Such factors have improved steel producers’ ability to reduce costs, negotiate raw material contracts and better respond to the cyclical nature of the steel industry. In addition, the increase in domestic competition from imports observed in early 2000 has diminished, primarily in response to higher world steel prices, higher transportation costs due to more expensive fuel and a weaker U.S. dollar.

The steel industry registered a strong performance through the middle of 2008, driven by increased global demand for steel related products and the continuing consolidation among steel producers. In addition, in the same period, the domestic U.S. market experienced a rebound in non-residential construction fueled mainly by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began to feel the negative effects of the severe economic downturn brought about by the credit crisis. The economic downturn has resulted in a significant reduction in steel production, shipments and steel prices in North America, as well as lower steel exports from the United States to other parts of the world.

Company Profile

According to the Brazilian Steel Institute (IBS), Gerdau is Brazil’s largest producer of long rolled steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and has been classified by Worldsteel as the world’s 13th largest steel producer based on its consolidated crude steel production in 2008.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three blast furnace steel mills, including its largest mill, Gerdau Açominas, an integrated steel mill located in Ouro Branco in the state of Minas Gerais. The Company currently has a total of 60 steel producing units globally, including joint ventures and associated companies. The joint ventures include a unit located in the United States for the production of flat rolled steel and another unit in India. The associated companies are Aceros Corsa in Mexico; Corporación Centroamericana del Acero in Guatemala; and INCA in the Dominican Republic.

In the fiscal year ended December 31, 2008, approximately 34.4% of all physical sales were generated from operations in Brazil (64.7% from Long Steel and 35.3% from Açominas, before intercompany sales), 40.0% from operations in the U.S. and Canada, 11.7% from Latin American operations (excluding Brazil) and 13.9% from Specialty Steel operations.

As of December 31, 2008, total consolidated installed capacity, excluding the Company’s investments in joint ventures and associated, unconsolidated companies, was 26 million tonnes of crude steel and 22 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 59.1 billion, consolidated net sales of R$ 41.9 billion, total consolidated net income of R$ 4.9 billion and shareholders’ equity (including minority interests) of R$ 25.0 billion.

Gerdau offers a wide array of steel products, which are manufactured according to an extensive variety of customer specifications. Its product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry such as rods and structural bars, finished products for industry such as commercial rolled steel bars and machine wire and products for farming and agriculture such as poles, smooth wire and barbed wire. Gerdau also produces specialty steel products utilizing advanced technology and normally with a certain degree of customization for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant and increasing portion of Gerdau’s steel production assets is located outside Brazil, particularly in the United States and Canada, as well as in Latin America and Europe. The Company began its expansion into North America in 1989, when consolidation in the global steel market effectively began. The Company currently operates 19 steel production units in the United States and Canada through its principal entity, Gerdau Ameristeel, and believes that it is one of the market leaders in North America in terms of production of some long steel products, such as rods, commercial rolled steel bars, extruded products and girders.

The Company’s operating strategy is based on the acquisition or construction of steel mills located close to its customers and sources of the raw materials required for steel production, such as scrap metal, pig iron and iron ore. For this reason, most of its production has historically been geared toward supplying the local markets in which it has production operations. However, in recent years, and especially after acquiring the Ouro Branco plant, the Company has expanded its exposure to international markets. The Company has a diversified list of international customers and its main export destinations include Asia and Latin America.

Through its subsidiaries and affiliates, the Company also engages in other activities related to the production and sale of steel products, including reforestation; electric power generation projects; coking coal, iron ore and pig iron production; as well as fab shops and downstream operations.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China), the strength in the euro and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not persist, especially in view of the expansion in installed capacity worldwide or the recent lower level of demand. Since 2008 and more effectively in the beginning of 2009, the United States economy has shown strong signs of lower economic activity, affecting many other countries.

In the Company’s Brazilian and Latin American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity. In the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower sales. In the Company’s Specialty Steel Operations, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

Operations

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries. Sales by the Company’s Brazilian operations include both domestic and export sales. Most of the sales by the Company’s business operations in North and Latin America (except Brazil) are aimed at their respective local markets.

Gerdau’s operations are managed as follow: (i) Long Steel Brazil; (ii) Açominas; (iii) North America, including all North American operations, except for the Mexican operations and specialty products (MacSteel); (iv) Latin America, including all Latin American operations, except for the Brazilian operations; and (v) Specialty Steel, including the specialty steel operations in Brazil, Europe and the United States.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations	Year ended December 31, (*)
(1,000 tonnes)	2008	2007	2006
TOTAL	19,118	17,159	14,890
Long Steel Brazil	5,461	4,942	4,521
Açominas	2,983	2,453	2,529
North America	7,641	6,941	6,039
Latin America	2,232	2,249	1,546
Specialty Steel	2,667	2,049	1,658
Intercompany Eliminations	(1,866)	(1,475)	(1,403)

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations	Year ended December 31, (*)
(R$ million)	2008	2007	2006
TOTAL	41,907.8	30,613.5	25,883.9
Long Steel Brazil	10,965.8	7,817.8	6,815.1
Açominas	5,528.6	3,398.2	3,274.0
North America	15,017.5	11,234.7	10,175.2
Latin America	4,473.4	3,318.9	2,333.9
Specialty Steel	7,983.9	6,226.3	4,710.2
Intercompany Eliminations	(2,061.4)	(1,382.4)	(1,424.5)

Long Steel Brazil Operation

Gerdau’s Long Steel Operation minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecast monthly based on historical data for the three preceding months. Gerdau’s Brazilian Operation uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

This operation reached volume of 5.5 million tonnes in 2008, an increase of 10.5% from the previous year, driven mainly by strong demand from the manufacturing and construction sectors in Brazil. To meet the higher steel consumption in Brazil, exports from this operation were reduced by 40.8%, with strategic clients maintained. Meanwhile, domestic sales increased 19.5% in the period.

In 2008, approximately 13.7% of the production sold in Brazil before intercompany eliminations was distributed through Comercial Gerdau, the Company’s largest distribution channel, with 68 stores throughout Brazil, 14 fabricated reinforcing steel facilities (Prontofer) and four flat steel service centers, serving more than 120,000 customers in the year. Another important distribution channel is the network of almost 21,000 sales channels to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are channeled through Company employees and authorized representatives working on commission.

Açominas Operation

Gerdau’s Açominas Operation has specific operational features. The products are usually sold to rolling mills and companies that use slabs, billets, blooms and ingots as raw material for their finishing lines, such as in the shipbuilding, forging and mechanical segments. Gerdau Açominas also produces its own finished products such as high quality wire rods and structural shapes. These products are delivered to the customers’ port of destination or directly to the customers’ plant facilities.

Açominas Operation sold 3.0 million tonnes in 2008, 21.6% higher than in 2007. This increase was supported by the new blast furnace at Gerdau Açominas with annual capacity of 1.5 million tonnes that launched operations in the year. Exports from Açominas accounted for almost 58.6% of this operation’s sales volumes.

Exports

Gerdau has been exporting a large part of its production since 2003, following the consolidation of its Brazilian operations and the 2005 integration of Açominas. Due to the stronger domestic market since 2007, a portion of sales has been reallocated from exports to the domestic market. In 2008, exports accounted for 26.4% of the Brazilian sales (Açominas and Long Steel together). Export activities are coordinated by the sales channel responsible for selling products directly to final overseas users and indirectly through trading companies. Sales are negotiated worldwide (i) primarily through CIF (Cost, Insurance and Freight) and (ii) guaranteed at sight through letters of credit issued by customers through prime European and U.S. banks.

Gerdau’s Brazilian exports generated $1,866.3 million in revenue in 2008. Exports from Brazilian operations totaled 2.3 million tonnes, a decrease of 5.4% from 2007, due to the increase (22.1%) in sales to the domestic market. The export strategy has allowed Gerdau to develop a client base that is more evenly distributed throughout the world, with exports going mainly to South America and Asia. In 2008, exports to South America were responsible for 23% of total exports, the same as in 2007, while the percentage of exports to Asia rose from 27% in 2007 to 54% in 2008.

Since exports from Brazil have increased, Gerdau has been making efforts to improve its logistics strategies to overcome Brazil’s infrastructure limitations. In 2008, Brazilian exports from Açominas were dispatched to 43 countries aboard 155 ships, while those from Gerdau Aços Longos were dispatched to 19 countries aboard 101 ships.

The following table presents the Company’s consolidated exports from its Brazilian Operation by destination for the periods indicated:

Gerdau S.A. Consolidated Exports from Brazil by Destination	Year ended December 31,
(percent)	2008	2007	2006
Total including shipments to subsidiaries (1,000 tonnes)	2,315	2,449	2,789
Africa	5%	13%	9%
Central America	4%	16%	15%
North America	7%	11%	15%
South America	23%	23%	29%
Asia	54%	27%	23%
Europe	6%	10%	8%
Oceania	1%	0%	0%

North American Operation

The Company operates in North America through its majority-owned subsidiary, Gerdau Ameristeel. The Company has annual manufacturing capacity of over 10.3 million tonnes of mill finished steel products. It has a vertically integrated network of 18 steel units and one 50.0%-owned joint venture for the operation of a mini-mill, 22 scrap recycling facilities, 14 downstream operations (including three 50.0%-owned joint ventures) and 56 fab shops. Gerdau Ameristeel primarily serves customers in the eastern regions of the United States and Canada. Gerdau Ameristeel’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

Gerdau Ameristeel is organized into two business segments: mills and downstream. The mills segment manufactures and markets a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant bars, rod and special bar quality products used by the downstream segment and transfers these products at an arm’s length market price to the downstream segment. The downstream segment comprises secondary value-added steel businesses and consists of fabrication of rebars, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

Gerdau Ameristeel’s strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery is provided to meet their reinforcing steel needs and construction schedules. In 2008, Gerdau Ameristeel sold products to over 1,900 customers.

In general, sales of mill finished products to U.S. customers are centrally managed by the Tampa sales office while sales to Canadian customers are managed by the Whitby sales office. The Company has a sales office in Selkirk, Manitoba for managing sales of special sections. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the Company’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

The North American Operation accounted for 40.0% of overall Gerdau shipments, reaching 7.6 million tonnes. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin American Operation

The Latin America operation comprises 20 steel units (including joint ventures and associated companies), 25 retail facilities, 12 fab shops (including joint ventures and associated companies) and 6 scrap processing facilities located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 2.9 million tonnes of finished steel products. The Latin American operation accounted for 11.7% of overall Gerdau shipments, representing 2.2 million tonnes of finished products in 2008, a 0.8% decrease compared with 2007. The main countries contributing to the Latin American Operation are Chile, Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

Chile - AZA was acquired in 1992, and has installed capacity of 470,000 tonnes of crude steel and 460,000 tonnes of rolled steel. In late 2000, Gerdau AZA created the business unit known as AZAonLine, which serves customers in Chile over the Internet and represented the first e-commerce initiative in the steel sector in Chile. Customers can track their orders over the Internet, together with product inventories and their credit and payment status. Gerdau AZA sells its products to more than 150 clients, which are both distributors and end-users.

Colombia - Diaco was acquired in September 2005. Today it sells its products through more than 225 distributors and has more than 2,700 clients (end-users) in the construction, manufacturing and other sectors. Diaco has annual installed capacity of 510,000 tonnes of crude steel and 690,000 tonnes of rolled products.

Peru - Siderperú was acquired in June of 2006 and is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 190 clients in the construction, manufacturing and mining sectors and has more than 170 distributors. Siderperú has annual installed capacity of 560,000 tonnes of crude steel and 900,000 tonnes of rolled products.

Mexico - Located in the Mexico City metropolitan area, Sidertul produces rebars and structural shapes, with its products primarily used in the domestic market. The Company sells its products to clients and distributors from the construction and manufacturing sectors. In 2008, Gerdau acquired a 49% stake in Corsa Controladora, S.A. de C.V. in Mexico, which sells products to around 350 clients and distributors. Sidertul has annual installed capacity of 500,000 tonnes of crude steel and 340,000 tonnes of rolled products.

Specialty Steel Operation

The Specialty Steel Operation is composed of the operations in Brazil (Piratini and Aços Villares), the United States (MacSteel) and Spain (Corporación Sidenor). This operation, in partnership with its customers, produces engineering steel, tool steel, special bar quality and stainless steel. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as micro-alloyed steel for high-power and low-emissions diesel engines, clean steel for application in bearings, and steel with improved machining characteristics that allows higher machining speeds and lower tooling replacement, among others.

Gerdau’s main specialty steel operation is located in Brazil through Aços Villares (São Paulo) and Piratini (Rio Grande do Sul), with combined have annual capacity of 1.4 million tonnes of crude steel and 1.5 million tonnes of rolled steel, which is sold in the domestic and export markets. The two companies combined have more than 400 customers located mainly in Brazil.

Gerdau maintains a presence in the European Union through Corporación Sidenor, which sells specialty steel to the entire continent. Sidenor has more than 450 clients located mainly in Spain, France, Germany and Italy. Sidenor has annual installed capacity of 1.2 million tonnes of crude steel and rolled products.

Gerdau maintains a presence in North America through MacSteel, the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States. MacSteel operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled products. MacSteel has 245 customers and distributors located in the United States, Canada and Mexico.

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Semi-Integrated Process (Mini-Mills)

The Company operates 44 mini-mills worldwide (excluding joint ventures and associated companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

•      lower capital costs,

•      lower operational risks due to the low concentration of capital and installed capacity in a single production plant,

•      proximity of production facilities to raw-material sources,

•      proximity to local markets and easier adjustment of production levels, and

•      more effective managerial structure due to the relative simplicity of the production process.

Integrated Process

The Company operates 5 integrated mills, of which 4 are located in Brazil and 1 in Peru. The Ouro Branco mill is the largest integrated facility the Company operates. Although it produces steel using a blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

The Company’s steelmaking process in integrated facilities consists of four basic processes: raw material preparation, pig-iron production, steel production and production of crude steel (billets, blooms and slabs). In the primary stage of iron making, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both a fuel and a reducing agent in this process. The Company’s blast furnaces have installed capacity of 5.9 million tonnes of liquid pig iron per year.

The pig iron produced by the blast furnace is transported by rail to the desulphurization unit to reduce the sulfur content in the steel. After the desulphurization process, the low-sulfur pig-iron is transformed into steel through LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, which is fully supplied by the chemical reactions that occur between the oxygen and the molten pig iron impurities. The LD steelmaking process is presently the most widely used in the world.

Some mills further refine the LD converters’ output with ladle furnaces. Liquid steel is then poured into ingot molds and allowed to solidify into ingots. The molds are stripped away and the ingots are transported by rail to the soaking pits, where they are heated to a uniform rolling temperature. The heated ingots are rolled in the primary rolling mill to produce slabs and blooms, some of which are rolled in the secondary rolling mills to produce blooms and billets. At this point in the process, the Company either sells a portion of the product to other manufacturers where the rolling process must take place in order to produce steel ready for final use, or the Company performs the rolling process itself, transforming the product into heavy structural shapes or wire rods.

Production Inputs

Gerdau’s production processes are based mainly on the mini-mill concept, with mills equipped with electric arc furnaces that can melt steel scrap and produce steel products at the required specifications. The main raw material used at these mills is steel scrap, which at some units is blended with pig iron. The component proportions of this mixture may change in accordance with prices and availability at the time of production in order to optimize raw material costs, with the ratio of steel scrap to pig iron varying from 60.0%-40.0% to 90.0%-10.0%. Iron, iron ore (used in blast furnaces and in one Direct Reduction Iron - DRI plant) and ferroalloys are also important.

Although international steel scrap prices are determined by the U.S. domestic market (since the United States is the largest scrap exporter), the price of steel scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau is the largest consumer of steel scrap in Brazil and has 39 scrap processing facilities globally.

Long Steel Brazil and Specialty Steel - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. In 2008, 25.0% of the solid pig iron requirements of Gerdau Brazil’s mini-mills was produced internally. Due to the nature of the raw materials employed in its processes, Gerdau has medium- and long-term supply contracts with scrap generators and short-term contracts with some suppliers for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

Açominas - Due to its size, the Ouro Branco mill utilizes long-term contracts to guarantee raw material supplies. The unit’s main raw materials include: (i) coal imported from Canada, Australia and the United States, anthracite from Vietnam and the Ukraine and coke petroleum purchased from Petrobras; (ii) ferroalloys, of which 90.0% is purchased in the domestic market; and (iii) iron ore, which is partially produced from its own mines and partially supplied by large-, medium- and small-sized mining companies, some of them strategically located close to the plant. These three items accounted for more than 40.0% of the total production costs of Gerdau Açominas in 2008.

North America - The main metallic input used by the Company’s mills in the United States is steel scrap. When steel scrap prices exceed acceptable levels, as occurred in 2004, the mills seek to modify input sources accordingly. Gerdau Ameristeel has consistently obtained adequate supplies of raw materials and is not dependent on any one supplier. Moreover, it believes there is an adequate number of alternative suppliers in the marketplace should it need to replace an existing one.

Latin America - The main metallic input used by the Company’s mills in Latin America is steel scrap. The Latin American Operation does not maintain long-term contracts with suppliers and is thus exposed to market fluctuations.

Steel Scrap

There are two broad categories of steel scrap: (i) obsolescence scrap which is steel from various sources, ranging from tin foil cans to car bodies and white goods; and (ii) industrial scrap, which is essentially factory steel cookie cutouts, steel turnings and even scrap generated by the Company’s production processes themselves. In Brazil the use of scrap in electric arc furnaces varies between obsolescence scrap and industrial scrap as follows: industrial, between 30.0-40.0%; obsolescence, between 70.0-60.0%. The North American plants use mainly industrial scrap.

Gerdau reuses more than 16 million tonnes of Brazilian scrap every year, accounting for significant gains through increasingly competitive operating costs.

Long Steel Brazil and Specialty Steel - Gerdau has purchasing power in all regions of Brazil. It operates scrap yards in its mills and in strategically situated locations. To make the purchase in more distant locations viable, it uses moving presses, which are moved to the suppliers, crushing the scrap for subsequent transport. The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. The Southeast region is the most industrialized in the country, generating the highest volume of scrap. Due to the high concentration of players in this region, the competition is most intense.

Gerdau has stowage yards (collection points) for scrap in strategic locations throughout Brazil and uses several mobile presses that travel the country, relying on processing equipment like presses, scissor presses and mobile scissor presses that prepare the scrap for transportation to its mills. Every processing unit has a recycling yard with state-of-the-art equipment to process scrap using presses and stationary and mobile shears. The Company also has five shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro capable of processing shredded scrap in volumes equivalent to 200 car bodies.

Corporación Sidenor does not maintain long-term contracts with scrap suppliers and has more than 70 scrap suppliers, with industrial scrap the main type of scrap used in the Spanish Operation.

North America - Steel scrap is Gerdau Ameristeel’s primary raw material. Steel scrap is a commodity whose availability varies in accordance with the level of economic activity, seasonality, export levels, and price fluctuations. Gerdau Ameristeel’s Jackson, Jacksonville, St. Paul, Wilton, Whitby, Midlothian and Petersburg mills all have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from Manitoba Metals Recycling and the North Dakota scrap collection and processing yards. Gerdau Ameristeel has a total of 23 scrap recycling locations. Given the fact that not all of the scrap it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and amass scrap.

Latin America - The price of scrap in the Latin America Operation varies in accordance with demand, transportation costs and region varying according to the international prices due to its exposure to the international market. Latina America Operation in comparison to the others Gerdau’s operations has the most volatile scrap prices because it consolidates prices from seven countries.

All of Gerdau Ameristeel’s production facilities in North America are mini-mills, in which operating results are closely linked to the cost of steel scrap and scrap substitutes, the primary input of mini-mills. Steel scrap prices are relatively higher during winter months due to the impact of weather on collection and supply efforts. Approximately half of all steel products in North America are currently made in electric arc furnaces using steel scrap. Prices for steel scrap are subject to market forces largely beyond the Company’s control, which include demand from U.S. and international steel producers, freight costs and speculation.

Pig Iron and Sponge Iron

Brazil - Brazil is an exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil is an important component of the metal mix used to make steel in the mills. In Brazil, the price of pig iron is related to internal and external demand and to the cost of charcoal, the most volatile cost item in pig iron production. The Company produces sponge iron at its industrial plant in the state of Bahia (Gerdau Usiba), whose entire production is used internally to manufacture steel products.

The Company does not have any Brazilian contracts for the supply of pig iron, negotiating amounts and delivery conditions directly with suppliers. The price of pig iron may fluctuate in line with its international market price, given that a large portion of production in Brazil is exported.

North America - Scrap availability is a major factor in Gerdau Ameristeel’s operations. Sponge iron and pig iron can be substituted for a limited portion of the steel scrap used in electric arc furnace steel production. Gerdau Ameristeel does not employ significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties at the Beaumont facility, and to manufacture certain special sections.

Iron Ore

Gerdau’s Brazil Operations use iron ore to produce pig iron at its Barão de Cocais and Divinópolis mills in the state of Minas Gerais and sponge iron at its Gerdau Usiba mill in the state of Bahia. Gerdau Contagem and Sete Lagoas also use iron ore to produce solid pig iron. The Company has acquired iron ore from MMX and Companhia Vale do Rio Doce as well as from other smaller suppliers located in the state of Minas Gerais near the ore mines.

Gerdau Açominas uses fine grain quality iron ore (sinter feed and pellet feed), which is transformed into sinter in a sinter unit for use as the main iron input in the steel production. Lump ore and iron ore pellets are directly loaded into the blast furnace to increase productivity. Part of the raw material is supplied from local companies adjacent to the plant to reduce transportation and storage costs, and part from its own mines that are also located close to the mill. The molten pig iron produced in the blast furnace is the main raw material used in the melt shop. In 2008, metal inputs consisted of 82.6% of molten pig iron, 12.3% of steel scrap and 5.1% of solid pig iron.

Other Inputs

Brazil - In addition to scrap, pig iron, sponge iron and iron ore, Gerdau’s Brazilian operations use other inputs to produce steel such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. All of these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are charcoal, which is used in blast furnace mills, and natural gas, which is used at the DRI unit.

Gerdau Açominas’ important raw materials and inputs also include coking coal. Coal is used in the production of coke, the main reduction agent for sinter, iron ore and pellets in the blast furnace. Pulverized Coal Injection (PCI) is also used to reduce coke consumption, increase productivity and consequently the cost of pig iron. At the steel works, ferroalloys are used to make steels with special characteristics. Oxygen, nitrogen and argon are also used in some processes and supplied by an on-site company. The gas resulting from the production of coke, pig iron and steel, once cleaned, is used as fuel for several processes and for generating electricity to power the plant.

Latin America - Gerdau has a metallurgical coke producer and coking coal reserves in Colombia. This producer has annual coke production capacity of 1.0 million tonnes and coking coal reserves estimated at 20 million tonnes.

North America - The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and carbon electrodes that are readily available in the open market. Gerdau Ameristeel has obtained adequate quantities of these raw materials and supplies at competitive market prices. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

Energy Requirements

Steel production is a process that consumes large amounts of electricity, especially in electric arc mills. Electricity represents an important cost in the production process, along with natural gas, which is used in furnaces to re-heat billets in rolled steel production.

Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located in Agudo, Rio Grande do Sul state. Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. The generated energy is sold to COPEL (Paraná state energy distributor). Dona Francisca participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE), in accordance with contract CEEE/9700295 of March 13, 1997 and its amendments. Following the acquisition by Gerdau S.A. of an additional stake in 2003, the shareholders of Dona

Francisca Energética S.A. are Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Desenvix (2.2%).

Gerdau also holds the concession to operate the São João — Cachoeirinha Hydroelectric Plant Complex located in Paraná state. The complex has total installed capacity of 105 MW. The start of construction is currently awaiting the granting of the environmental licenses.

In Brazil, the Company’s units hold long-term contracts with electricity suppliers and do not depend on a single contract. Energy is currently supplied to the Company’s industrial units under two types of contracts:

Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Riograndense, Aços Especiais Piratini, Guaíra, Usiba, Açonorte and Sorocaba. These involve state-owned companies or holders of government concessions. In these contracts, demand and consumption are negotiated between the parties and the rates are defined by the National Electric Power Agency (ANEEL).

Contracts in the Free Market Environment in which Gerdau is a “Free Consumer” are used at the following units: Araçariguama, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Pindamonhangaba and Mogi das Cruzes. These units have power purchase agreements contracted directly with power generation companies and/or energy traders, with prices defined and adjusted according to rules predetermined by the parties. The transmission and distribution rates are regulated by ANEEL and revised annually. Ouro Branco generates approximately 70.0% of its energy needs internally, using gases generated by the steelmaking process. This keeps its exposure to the energy market significantly lower than in the case of mini-mills.

The power supply agreements for Pindamonhangaba and Mogi das Cruzes were partially renewed in March 2009, while the other contracts are in the negotiation process.

Last year, Corporación Sidenor S.A. closed a one-year contract motivated by deregulation in the Spanish energy market that expired last June. This year, Corporación Sidenor S.A. closed a one-year power contract starting as from July 2009.

The power generation capacity of Gerdau Açominas was increased by 50.0% in 2007, due to the unit’s expansion project. Construction of the Caçu and Barra dos Coqueiros hydroelectric power plants in the state of Goiás, with total installed capacity of 155MW, is also currently underway. These power plants are expected to start up operations in 2010, with all power made available to the units located in Brazil’s Southeast.

The supply of natural gas to all units is regulated and performed under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to natural gas supplies, therefore using another energy sources..

In North America, there are two kinds of energy markets: regulated and deregulated. In the regulated market, agreements are established with local electric power concession holds and the rates are determined for each region. In the deregulated market, the price of power can change every 5 minutes (spot price) to reflect the actual cost of electricity generation. Although the deregulation of both the natural gas and wholesale electricity markets may create opportunities to reduce costs as a result of market competition, the prices of both these forms of energy have recently become more volatile and may remain so. The Company has no long-term agreements with natural gas suppliers and therefore is subject to market variations and price fluctuations.

In Chile, Peru, Colombia and Uruguay, both electricity and natural gas are purchased under long-term agreements. In Colombia, the electricity and natural gas agreements will be renewed in 2009. In Chile, Gerdau AZA renegotiated its electric power agreement in 2008 and has used diesel and liquefied petroleum gas (LPG) instead of natural gas. Gerdau AZA is negotiating a natural gas supply agreement that will take effect in the second half of 2009 when the liquefied natural gas (LNG) terminal will start up.

Argentina uses LPG and natural gas and Uruguay uses fuel oil as substitutes during energy shortages. In 2008, Gerdau Sipar signed a contract with Petrobrás to supply the energy requirements of the new plant as of May 2010. In view of the postponement of this project, this contract is being reviewed.

The power purchase agreement in the Dominican Republican expired in May 2009, and Inca negotiated a new agreement with duration of five years.

The Company is currently analyzing in-house power generation alternatives in all countries where it operates.

Products

The Company supplies its customers with a wide range of products from five major product lines:

Crude Steel (Billets, Blooms and Slabs)

Crude steel products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebars and merchant bars. They are the main product of the Company’s Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products. Slabs are mainly used to produce hot and cold rolled coils, heavy slabs and profiles.

Crude steel products (billets, blooms and slabs) may be produced using either the continuous casting or conventional process. In the conventional process, liquid steel is poured into ingot moulds for rolling. The hot ingots are sent to the primary rolling mill to be heated in soaking pits and then are rolled to produce crude steel products (billets, blooms and slabs). Although this conventional process is not widely used in Brazil, it is still employed at the Company’s Ouro Branco mill. The use of a conventional casting system may represent a competitive advantage since the Company believes it is one of the only companies manufacturing billets and blooms in Brazil, leading the Company to have captive customers for these products in Brazil and also outside the country.

Common Long Rolled Products

Common long rolled products represent a major portion of the Company’s production. The Company’s main long rolled products include rebars, merchant bars and profiles, which are used mainly by the construction and manufacturing industries.

Drawn Products

Drawn products include barbed and barbless fence wire, galvanized wire, fences, concrete reinforcing wire mesh, nails and clamps. These products are not exported and are usually sold to the manufacturing, construction and agricultural industries.

Specialty Steel Products

Specialty or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces specialty and stainless steel used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Aços Villares and Piratini units in Brazil, at its associated company Corporación Sidenor units in Spain and at the MacSteel units in the United States.

In the United States, Gerdau Ameristeel produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, which are mainly manufacturers.

It also supplies steel to its customers through its joint venture company Kalyani Gerdau Steel Inc. located in India. It is a joint venture with the Kalyani Group in India and has nominal installed capacity of 270,000 tonnes of flat steel per year. Gerdau has a 45% stake in the joint venture.

Flat Products

The Company’s Ouro Branco mill produces slabs, which are rolled into flat products such as hot and cold steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers.

Gerdau Ameristeel also supplies flat steel to its customers through its joint venture Gallatin located in Kentucky. Gallatin is a joint venture with ArcelorMittal, Canada, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year. Both partners in the joint venture have a 50.0% stake.

Technology and Quality Control

All Gerdau units have excellent quality control supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical procedures for improving the assessment of process variables, as well as “Quality Function Deployment”, a methodology through which technicians can identify the full range of customer requirements.

Given this level of quality control, 49 units have received ISO 9001 certification. In general, production and quality teams are responsible for developing new products to meet customer and market needs.

The Company uses a quality control system developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the Company’s high standards of quality. The Company’s specialists make random visits to its customers to check on the quality of the products exported by the Company in order to guarantee user satisfaction for products purchased indirectly.

Due to the specialized nature of its business, the Company’s specialty steel plants are constantly investing in technological upgrading and in research and development. These units are active in the automotive segment and maintain a research and development department responsible for new products and the optimization of existing processes.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment the Company uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. The Company has technology transfer agreements with Nippon Steel, Sumitomo Steel, Thyssen, Daido Steel and BSW.

As is common with mini-mill steelmakers, the Company usually acquires technology in the market rather than developing new technology through intensive research and development, since steelmaking technology is readily available for purchase.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 20/25-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 26-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy provides for the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Gerdau Açominas’ exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

Gerdau Ameristeel’s credit terms to customers are generally based on customary market conditions and practices. Gerdau Ameristeel’s business is seasonal, with orders in the second and third quarters tending to be stronger than those in the first and fourth quarters, primarily due to weather-related slowdowns in the construction industry.

Corporación Sidenor S.A. has a Risk Committee that is responsible for analyzing customer credit.

North American specialty steel operations, Brazilian specialty steel operations and Latin American operations have their own credit departments for analyzing costumer credit.

As a result of the implementation of these policies, the Company’s provision for doubtful accounts was an insignificant percentage of its consolidated accounts receivable (less than 2.0%) on December 31, 2008. Thanks to the implementation of the Integrated Risk Management Project, Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Logistics

Transportation costs are an important component of most steel mill businesses and represent a significant factor in maintaining competitive prices in the export market. The majority of the Company’s mills are strategically located in various different geographic regions. The Company believes that the proximity of its mills to raw material sources and important consumer markets gives it a competitive advantage in serving its customers and obtaining raw materials at competitive costs. This represents an important competitive advantage in inbound and outbound logistics.

To reduce logistic costs, Gerdau also uses different types of transportation modes (highway, rail and waterway) to receive raw materials and deliver products to its customers or ports of destination. Accordingly, the Company has developed long-term relationships with logistic companies specialized in delivering raw materials and steel products.

In Brazil, Gerdau has acquired an interest of 1.31% in MRS Logística, Brazil’s principal rail company, which operates the railroad connecting the states of São Paulo, Rio de Janeiro and Minas Gerais, which are Brazil’s main economic centers. This interest provides for secure and efficient use of this mode to transport raw materials (scrap and pig iron) as well as final products. In North America, the Company owns a large number of rail cars for the same purpose. The accounting treatment for this investment was equity at cost.

Gerdau uses around 20 ports to deliver products from the entire Brazilian coastline. The majority of exports are shipped from the Praia Mole private terminal in Vitoria, Espírito Santo, in which Gerdau holds an interest. Furthermore, this is Brazil’s most efficient and productive seaport for handling steel products, with more than 20 years of expertise in this business. Gerdau also owns ports specialized in iron ore deliveries that supply its steel units in the state of Bahia and in Peru.

Competition

The steel market is divided into manufacturers of long steel products, flat steel products and specialty steel.

The Company operates in the long steel market, which is the most important market for Gerdau, by supplying to the following customer segments: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery, agricultural equipment, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural installations and reforestation projects. In North America, the Company also supplies customers with special sections, including elevator guide rails and super light beams. The Company also provides its customers with higher value-added products at rebar fabrication facilities.

The Company operates in the flat steel market through its Ouro Branco mill that produces slabs, which are used to roll flat products such as hot and cold rolled steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers. Gerdau Ameristeel also supplies flat steel to its customers through its joint venture Gallatin. Gallatin is a joint venture with ArcelorMittal, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year.

The Company produces specialty and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its Aços Villares and Piratini units in Brazil, at the units of its associated company Corporación Sidenor in Spain, at its MacSteel units in the United States and through its joint venture Kalyani Gerdau Steel Inc. in India.

Competitive Position – Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2008, the Company was the largest Brazilian long steel producer, with 55.3% market share, according to the Brazilian Steel Institute (IBS). Meanwhile, ArcelorMittal Brasil was the second largest producer in Brazil in the year, with roughly 32.8% of the market.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2008(*)	2007	2006
ArcelorMittal Brasil (1)	31.0	30.3	30.8
Gerdau (2)	25.8	24.0	24.9
Usiminas (3)	23.8	25.7	28.4
CSN	14.8	15.8	11.3
Others	4.6	4.3	4.6
Total	100.0	100.0	100.0

Source: IBS

(1) Arcelor S.A. controls CST, Belgo and Acesita

(2) Includes Aços Villares

(3) Usiminas and Cosipa are part of the Usiminas Group

(*) Preliminary figures

World common long rolled steel demand is met principally by steel mini-mills and, to a much lesser extent, by integrated steel producers. Shipping, freight and demurrage costs are a major barrier to imports, and since the Company operates in Brazil primarily in the common long rolled product business, where profit margins are relatively narrow, the incentive for foreign competitors to enter the Brazilian market is low. In the Brazilian market, no single company competes against the Company across its entire product range. The Company believes that its business diversification and decentralization provide a competitive edge over its major competitors, where operations are more centralized.

In the domestic market, Gerdau Açominas is almost an exclusive supplier of blooms and billets to well-defined and loyal customers that have been purchasing from it regularly for over 15 years. Intense competition exists between the Company and Arcelor Mittal in the slab and wire rod markets. In the international market, Gerdau Açominas, in its export markets, faces strong competition in the commercial quality products line from Eastern Europe (CIS) and China. The main competitors in the high quality products segment are Europeans and, to a lesser extent, the Japanese. The Company is a strong player due to its vast experience and the high quality of its services and products. Gerdau Açominas has a highly diversified list of traditional customers located all over the world.

Competitive Position – Outside Brazil

Outside Brazil, notably in North America, the Company’s subsidiary Gerdau Ameristeel has increased its market share through acquisitions. The Company has progressively increased its share in the North American market, with annual nominal capacity of 10.0 million tonnes of crude steel and 10.3 million tonnes of rolled products, according to the Company’s statistics.

Gerdau Ameristeel’s geographic market encompasses primarily the United States and Canada. It faces substantial competition from numerous competitors for each of its products. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Selkirk, Midlothian, Jacksonville, Jackson, Cartersville and Petersburg mini-mills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expenses are limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

Ameristeel’s principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc. and ArcelorMittal Inc. Gallatin Steel competes with numerous other integrated and mini-mill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it has competitive advantages over competitors due to its broad product range, quality products, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. It believes it produces one of the largest ranges of bar products and shapes. Product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.

In Latin America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 80% of shipments from Gerdau’s Latin American Operation originate from Chile, Peru, Colombia and Mexico. In Chile, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of imports. The Company estimates the share of the domestic long steel market held by Gerdau AZA at about 30%, and that Diaco has a 39.0% stake in the Colombian steel market. It also believes that Siderperú has market share of approximately 46.0% in the long products segment in Peru.

In the Specialty Steel Operation, Corporación Sidenor holds approximately 10% of the specialty steel market in the European Union; in the U.S. market, Gerdau has roughly 15% share in the SBQ market through its subsidiary MacSteel; and in Brazil, Gerdau’s specialty steel units (Aços Villares and Piratini) are combined the biggest player in that market.

Insurance

The Company maintains insurance coverage in amounts that it believes adequately cover the principal risks of its operating activities.  The Company has contracted insurance for its Ouro Branco mill against operating losses, which covers amounts up to approximately $4.0 billion, (R$ 8.7 billion as of April 30, 2009), including material damage to installations ($3.0 billion) and losses of gross revenues ($988 million), such as halts in production arising from business interruptions caused by accidents for a period up to twelve months.  The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2010.  The Company’s mini-mills are covered against named perils under various policies.

Trade Investigations and Government Protectionism

Over the past several years, exports of steel products from various companies and countries, including Brazil, have been subject to antidumping, countervailing duties and other trade-related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies’ ability to access such import markets. Until now, however, these investigations have not had a significant impact on the Company’s export volumes.

Mine Operating License

The Company’s mining operations are subject to government concessions, and its mining activities are subject to the limitations imposed by Brazil’s Federal Constitution and Mining Code and the laws, rules and regulations enacted pertaining to mining activities. Under the concession contracts, the Company was granted permission to commercially operate the mines located at Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco in the state of Minas Gerais for as long as the reserves last. Brazil’s Mining Code and Federal Constitution impose on companies that conduct mining activities, such as us, requirements concerning, among other things, the manner in which mineral deposits are used, worker health and safety, environmental protection and restoration, the prevention of pollution and the health and safety of the local communities where the mines are located

Information on the Extent of the Company’s Dependence

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

In the case of a power outage, there are no alternative supply options available at most Gerdau mills due to the high volume and tension required for the operation of these plants. In such cases (as occurred in Brazil in 2001, when the federal government set targets for reducing consumption), the measures and their consequences are discussed with the respective energy concessionaires while operating capacity is kept at emergency levels to protect staff and equipment.

In the event of rationing, decisions and procedures will be implemented by the regulatory agency of the Brazilian government. These may have a materially adverse impact on the Company’s results, with a consequent contraction in production in light of the availability of electricity and the adjustments to delivery schedules. Although such problems are not common in Brazil, some Gerdau small units may choose, as an alternative, to use generators to compensate for the energy shortage. Moreover, the Ouro Branco mill generates 70% of its power needs internally using gases generated in the steel-making process. During the period of electricity rationing in 2001, Gerdau overcame the crisis by reallocating production among its various industrial units and rationalizing the use of electricity. These measures resulted in efficiency and productivity gains that were incorporated into the production process after the critical period ended.

In terms of natural gas, the units in Rio Grande do Sul, Paraná and São Paulo are supplied by imported natural gas, through GASBOL (Brazil-Bolivia Pipeline), whereas the other units are supplied by domestic natural gas. In the event of natural gas rationing, it would be possible to adapt equipment for the use of diesel and LPG.

Material Effects of Government Regulation

In addition to the government regulations that apply to its industry in general, the Company is not subject to any specific regulations that materially and adversely affect its business.

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2008:

Gerdau S.A. is a non-operational holding company controlled by a holding company, Metalúrgica Gerdau S.A. As of December 31, 2008, Gerdau S.A. has been consolidating the results of the following operating companies: Gerdau Aços Longos S.A. (Brazil) and subsidiaries, Gerdau Comercial de Aços S.A. (Brazil), Gerdau Açominas S.A. (Brazil) and subsidiary, Gerdau Ameristeel Corporation (USA/Canada) and subsidiaries, Gerdau Aços Especiais S.A. (Brazil) and subsidiaries, Corporación Sidenor S.A. (Spain) and subsidiaries, Gerdau MacSteel Inc. (USA), Gerdau Laisa S.A. (Uruguay), Gerdau Chile Inversiones Ltda. and subsidiaries, Sipar Gerdau Inversiones S.A. and subsidiaries, Diaco S.A. (Colombia) and subsidiaries, Empresa Siderúrgica del Perú S.A.A. (Peru), Gerdau GTL México, S.A. de C.V. (Mexico), Siderúrgica Zuliana, C.A. (Venezuela) and Seiva S.A. – Florestas e Indústrias (Brazil) which operates in the forestry industry.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Indústrias Nacionales (INCA) in the Dominican Republic through Multisteel Business Holdings, in which Gerdau has a 49% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Kalyani Gerdau Steel Inc., in which Gerdau has a stake of approximately 45% and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 – Consolidated Financial Statements).

The table below shows the main consolidated companies and the investments controlled directly or indirectly by Gerdau on December 31, 2008, 2007 and 2006:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2008	2007	2006	2008	2007	2006

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	—	100.00	100.00	—
Gerdau Ameristeel Corporation e subsidiárias (1)	USA/Canada	66.37	66.45	66.78	66.37	66.45	66.78
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Gerdau Aços Longos S.A.	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Macsteel Holdings Inc and subsidiaries (3)	USA	100.00	—	—	100.00	—	—
Paraopeba - Fixed-income investment fund (4)	Brazil	94.15	97.00	96.67	94.15	97.00	96.67
Corporación Sidenor S.A. and subsidiaries (5)	Spain	60.00	40.00	40.00	60.00	40.00	40.00
Gerdau América Latina Participações S.A.	Brazil	89.35	89.35	89.35	89.36	89.36	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.00	99.99	99.99	99.00
Gerdau Aços Especiais S.A.	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	98.75	98.75	98.75	98.75	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Aramac S.A. and subsidiaries (8)	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	83.28	83.28	83.28	83.28	83.28	83.28
Diaco S.A. and subsidiary (9)	Colombia	98.72	57.83	57.74	98.72	57.83	57.74
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	—	100.00	100.00	—
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	97.06	99.73	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	99.90	99.90	99.90	99.90	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	83.77	92.75	92.75	83.77
Siderúrgica del Pacífico S.A.	Colombia	98.24	98.19	98.64	98.24	98.19	98.64
Cleary Holdings Corp.	Colombia	50.90	—	—	50.90	—	—
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	—	100.00	100.00	—
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau USA Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel, and Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Gerval DTVM Ltda.

(5) Subsidiaries: Sidenor Industrial S.L., Aços Villares S.A., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Trefeileria Arraste, S.L., Trefilados de Urbina, S.A., Rectificadora del Vallés S.A., Vicente Gabilondo and Hijos S.A.

(6) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda e Trefilados Bonati S.A., Cerney Holdings Ltd. and Indac Colômbia S.A.

(7) Subsidiary: LuxFin Participation S.L. and Bogey Holding Company Spain S.L.

(8) Subsidiary: GTL Equity Investments Corp.

(9) Subsidiary: Ferrer Ind. Corporation e Laminados Andinos S.A.

(10) Subsidiaries: Siderúrgica Tultitlán, S.A. de C.V., Ferrotultitlán, S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V.

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company’ produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.8 million tonnes of crude steel.

Gerdau Comercial de Aços S.A. - This company sells general steel products and has 68 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the Ouro Branco mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 45.9% of Gerdau’s crude steel output in Brazil.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has nominal annual capacity of 10.0 million tonnes of crude steel and 10.3 million tonnes of rolled products. Gerdau S.A. holds a controlling interest in Gerdau Ameristeel. The Company is the second largest producer of long steel in North America and is listed on the Toronto Stock Exchange and the New York Stock Exchange. Gerdau Ameristeel’s subsidiaries are Gerdau USA Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel, Sayreville Inc., Pacific Coast Steel and Chaparral Steel Company. Gerdau Ameristeel also has a 50% interest in the joint venture Gallatin in the United States.

Gerdau Aços Especiais S.A. - This company is headquartered in Charqueadas in the Brazilian state of Rio Grande do Sul and has consolidated annual installed capacity of 410,000 tonnes of crude steel.

Corporación Sidenor S.A. - Sidenor, with operations in Spain, produces specialty steel and has annual capacity of 1.2 million tonnes. Corporación Sidenor’s subsidiaries are Sidenor Industrial S.L., Aços Villares S.A., Sidenor y Cia,

Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Trefeileria Arraste, S.L., Trefilados de Urbina, S.A., Rectificadora del Vallés S.A., Vicente Gabilondo e Hijos S.A.

Gerdau MacSteel Holdings Inc. - MacSteel is the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States. It operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also has six downstream operations and annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled steel.

Gerdau Laisa S.A. - In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the largest long steel producer in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 80,000 tonnes of rolled products.

Gerdau Chile Inversiones Ltda. - The subsidiaries of this company are Indústria del Acero S.A., Industrias del Acero Internacional S.A., Distribuidora Matco S.A., Aceros Cox Comercial, S.A., Salomon Sack S.A., Matco Instalaciones Ltda y Trefilados Bonati S.A., Cerney Holdings Ltd. Indac Colômbia S.A. and Gerdau Aza S.A. The latter company has two units in Chile with combined annual production capacity of 470,000 tonnes of crude steel and 460,000 tonnes of rolled steel. Gerdau AZA also sells its products through Aceros Cox.

Sipar Gerdau Inversiones S.A. - Sipar, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 260,000 tonnes of rolled products.

Diaco S.A. - Diaco is the largest producer of steel and rebar in Colombia and has annual installed capacity of 510,000 tonnes of crude steel and 700,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. - Acquired in 2006, Siderperú is a long and flat steel producer with annual installed capacity of 560,000 tonnes of crude steel. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and six rolling mills.

Gerdau GTL México, S.A. de C.V. - This company’s subsidiaries are Ferrotultitlán, S.A. de C.V., Arrendadora Valle de México, S.A. de C.V., GTL Servicios Administrativos México, S.A. de C.V. and Siderúrgica Tultitlán, S.A. de C.V. The latter company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 500,000 tonnes of crude steel and 340,000 tonnes of rolled products.

Sizuca - Siderúrgica Zuliana, C. A. - In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana located in Ciudad Ojeda, Venezuela. Sizuca owns a mini-mill that produces concrete reinforcement bars. Sizuca has annual installed capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled products.

Corsa Controladora, S.A. de C.V. - In 2008, the Company acquired a 49% stake in Corsa Controladora, S.A. de C.V. (Mexico). Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Located in the metropolitan area of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars) and has annual installed capacity of 150,000 tonnes of crude steel and 300,000 tonnes of rolled products.

Multisteel Business Holdings - In 2007, the Company signed a strategic alliance with the shareholders of Multisteel Business Holdings Corp., a holding company headquartered in Santo Domingo, Dominican Republic. The Company has a 49% stake in the capital stock of the holding company Multisteel Business Holdings Corp., which holds 99% of the capital stock of Industrias Nacionales (INCA), a long steel rolling mill company with annual shipments of almost 400,000 tonnes of steel products.

Corporación Centroamericana del Acero S.A. - Strategic partnership entered into with Corporación Centroamericana del Acero S.A., assuming a 30.0% stake in the capital of this company, which has installed capacity of 500,000 tonnes of crude steel and 700,000 tonnes of rolled steel. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize.

Kalyani Gerdau Steel Inc. - Joint venture with the Kalyani Group for the operation of a steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. Gerdau and the Kalyani Group each hold stakes of approximately 45% in the Company’s capital stock. The remaining 10% is held by other investors. The crude steel capacity of this unit is approximately 270,000 tonnes.

Seiva S.A. - Florestas e Indústrias - A reforestation company created in 1971, Seiva has pinus and eucalyptus forests used by the pulp and paper industries.

Cleary Holdings Corp. - Gerdau has a 50.9% stake in the capital of Cleary Holdings Corp, which controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has annual coke production capacity of 1.0 million tonnes and coking coal reserves estimated at 20 million tonnes.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of installation, as well as the types of products manufactured at December 31, 2008:

		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
LONG STEEL BRAZIL OPERATION		1,130	4,810	4,490
Açonorte	Brazil	—	300	250	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Agua Funda	Brazil	—	—	250	Rolling Mill	Rebar, merchant bars
Barão de Cocais	Brazil	330	350	200	Integrated/blast furnace, LD converter and rolling mill	Rebar, merchant bars
Cearense	Brazil	—	200	160	EAF mini-mill, rolling mill	Rebar, merchant bars
Cosigua	Brazil	—	900	1,400	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Divinópolis	Brazil	430	600	530	Integrated/blast furnace, EOF converter and rolling mill	Rebar, merchant bars
Guaíra	Brazil	—	560	180	EAF mini-mill, rolling mill	Billet, rebar, merchant bars
Riograndense	Brazil	—	440	490	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Usiba	Brazil	—	560	430	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
São Paulo	Brazil	—	900	600	EAF mini-mill, rolling mill	Billets, rebars
Contagem	Brazil	240	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	130	—	—	Blast furnace	Pig iron
AÇOMINAS OPERATION		4,320	4,500	960
Ouro Branco	Brazil	4,320	4,500	960	Integrated with blast furnace	Billets, blooms, slabs, wire rod, heavy structural shapes
NORTH AMERICAN OPERATION		—	10,020	10,280
Beaumont	USA	—	590	730	EAF mini-mill, rolling mill	Quality rod products
Calverty City	USA	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Cartersville	USA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	—	370	330	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	—	730	620	EAF mini-mill, rolling mill	Rebar, wire rod
Joliet	USA	—	—	70	Rolling mill	Merchant bars, medium structural channel and beams
Knoxville	USA	—	520	470	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Perth Amboy	USA	—	—	1,000	Rolling mill	Industrial quality rod products
Sand Springs	USA	—	630	520	EAF mini-mill, rolling mill	Merchant bar, rebar, railway products
Sayreville	USA	—	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	—	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality round bars
Whitby	Canada	—	900	730	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	—	320	320	EAF mini-mill, rolling mill	Rebar, merchant bars
Midlothian, Texas	USA	—	1,500	1,400	EAF mini-mill, rolling mill	Rebar, merchant bars

Petersburg, Virginia	USA	—	1,000	1,000	EAF mini-mill, rolling mill	Rebar, merchant bars
LATIN AMERICAN OPERATION		400	2,440	2,930
AZA	Chile	—	470	460	EAF mini-mill, rolling mill	Rebar, merchant bars
Laisa	Uruguay	—	100	80	EAF mini-mill, rolling mill	Rebar, merchant bars
Diaco	Colombia	—	510	690	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Sipar	Argentina	—	—	260	Rolling mill	Rebar, merchant bars
Siderperú	Peru	400	560	900	Blast Furnace, EAF mini-mill, rolling mill	Rebar, merchant bars, slabs
Sizuca	Venezuela	—	300	200	EAF mini-mill	Rebar
Sidertul	Mexico	—	500	340	EAF mini-mill, rolling mill	Rebar, angle, flat bars
SPECIALTY STEEL OPERATION		—	3,730	3,780
Aços Villares	Brazil	—	990	970	EAF mini-mill, rolling mill	Flat bar, special profiles, wires, wire rod, finished bar, cylinders
Piratini	Brazil	—	410	490	EAF mini-mill, rolling mill	Rolled bar, wire rod, forged bar
Corporación Sidenor	Spain	—	1,150	1,220	EAF mini-mill, rolling mill	Cold finished, rolled and forged products
MacSteel	USA	—	1,180	1,100	EAF mini-mill, rolling mill	SBQ carbon and alloy hot rolled and bright cold finished seam-free steel
GERDAU TOTAL		5,850	25,500	22,440

While electric arc furnace (EAF) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or direct reduction iron (DRI) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

Mining Rights

Although the Company is primarily focused on the steel business, it added four mineral assets to its business in order to have its own sources of minerals by acquiring land and mining rights. These mines are located in Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco near the Ouro Branco mill in the state of Minas Gerais. Initial surveys indicate potential iron ore reserves of 1.8 billion tonnes, which will provide feedstock to the Ouro Branco mill. The location of these mines in the Minas Gerais iron belt and in the vicinity of the Ouro Branco mill should contribute to the long term competitiveness of this unit.

Investment Programs

While our reporting currency used in our financial statements is the Brazilian real the following information is presented in million of U.S. dollars due to the Company usually manages the information related to Investment Programs in this currency.

In accordance with the investment program for the 2008-10 triennium, Gerdau invested $1.4 billion in fixed assets in 2008. In parallel, the Company invested a further $3.7 billion in an intense acquisition program in several countries, especially in the United States.

Investments	Fiscal Year	Fiscal Year
($ million)	2008	2007
Açominas	397	747
Fixed Assets	397	747
Acquisitions	—	—
Long Steel Brazil	448	245
Fixed Assets	401	245
Acquisitions	47	—
North America	472	4,473
Fixed Assets	168	190
Acquisitions	304	4,283
Latin America	677	631
Fixed Assets	200	165
Acquisitions	477	466
Specialty Steel	3,117	219
Fixed Assets	233	194
Acquisitions	2,884	25
Consolidated Total	5,111	6,315
Fixed Assets	1,399	1,541
Acquisitions	3,712	4,774

Note: The figures Include acquisitions concluded in 2008 and incurred debt.

Investments in fixed assets include mainly:

•                  Installation of continuous slab casting at Açominas (Brazil), with operational startup scheduled for 2009.

•                  Installation of the new melting shop in Tocancipá (Colombia), with operational startup scheduled for 2009.

•                  Installation of block casting at Sidenor (Spain).

•                  Expansion of capacity at Sidertul’s rolling mill and melting shop (Mexico).

•                  Project for the new finishing-end area in Wilton (USA).

•                  New reheating furnace in Midlothian (USA).

•                  Installation of the block reheating furnace at Siderperú (Peru).

•                  Increase in continuous casting speed at Aços Especiais Piratini (Brazil).

Given the foreign-exchange variation in the period, the $6.4 billion investment plan announced for the 2008-10 triennium is now valued at $5.0 billion, maintaining all the projects announced however subject to the future economic scenario. In 2008, the Company invested $1.4 billion, as planned. The additional $3.6 billion is now scheduled for the next five years and also can be reduced in light of the lower investment costs under the current economic scenario. Investment of $2.4 billion is scheduled for the 2009-11 triennium.

Environmental Issues

Gerdau S.A believes it is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that could affect the use of its fixed assets.

Environmental Regulation

In all of the countries in which the Company operates, is subject to federal, state and municipal environmental laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste handling and disposal. Its manufacturing facilities has been operating under the applicable environmental rules. The respective permits and licenses require the satisfaction of various performance standards, which are monitored by regulatory authorities. The Company employs a staff of experts to manage all phases of its environmental programs and use outside experts where needed. The Company works to assure that its operations maintain compliance in all material respects with the applicable environmental laws, regulations, permits and licenses currently in effect. When Gerdau acquires new plants, it conducts an assessment of potential environmental issues and prepares a work plan in compliance with the local authorities.

The steel production process generates air and water emissions, as well as solid wastes, which may pose environmental hazards. The principal potential hazardous waste generated by current and past operations is electric arc furnace dust, a byproduct from the production of steel in electric arc furnaces. Gerdau installs baghouse filter systems in all facilities where its produces steel, which assures high levels of efficiency in terms of dust filtration and retention. The costs with collecting and disposing of electric arc furnace dust are expensed as operating costs when incurred. Environmental legislation and regulations at both the federal and state levels concerning electric arc furnace dust in any jurisdiction is subject to potential changes, which could increase the cost of compliance. The Company believes the electric arc furnace dust generated by its current production processes is being collected, handled and disposed of in a manner that in all material respects meets all current federal, state and local environmental regulations.

In most countries, both federal and state governments have the power to enact environmental protection laws and issue regulations under such laws. In addition to those rules, the Company is also subject to municipal environmental laws and regulations. Under such laws, individuals or legal entities whose conduct or activities cause harm to the environment are usually subject to criminal and administrative sanctions, as well as any costs to repair the actual damages resulting from such harm. Individuals or legal entities that commit environmental crimes usually are subject to penalties and sanctions that for individuals range from fines to imprisonment, and for legal entities include suspending or interrupting operations and prohibiting entering into any contracts with government agencies. Government environmental protection agencies usually may also impose administrative sanctions on individuals and entities that fail to comply with environmental laws and regulations that include:

•                  fines;

•                  partial or total suspension of operations;

•                  obligations to provide compensation for recovery works and environmental projects;

•                  forfeiture of or restrictions on tax incentives and benefits;

•                  closing of establishments or enterprises; and

•      forfeiture or suspension of participation in credit lines with official credit agencies.

In 2006, the Brazilian subsidiaries Gerdau Açominas and Gerdau Aços Longos evaluated 7 of their operational sites regarding potential environmental impacts caused by past operations. The Company concluded that its past operations may have caused environmental damage, mainly due to the use and disposal of hazardous substances, and that it may be required in the future by authorities to remedy these environmental damages. Based on assumptions of the extent of the potential damage caused and on the time of the remedial process, the Company has made estimates to determine the amounts involved in data collection, analysis and determination of the actual environmental impact in the areas potentially impacted by its operations. These estimates amount to R$ 28.9 million and were recorded under “Other non-current liabilities”. Those amounts may vary in the future, depending on the development of research and the conclusion of the environmental impact studies. Some of these areas have already been recovered and others were confirmed to not have significant impacts. Some areas are still being evaluated.

Gerdau Ameristeel estimated clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2008 at approximately R$ 63.9 million, with these costs recorded as a liability in its financial statements in Note 22 – Environmental Liabilities.

Gerdau has industrial facilities holding ISO 14001 certification in many countries, of which 14 units are in Brazil; 1 in Chile; 1 in Colombia; 1 in Argentina; 18 in North America and 5 in Spain.

Brazilian Environmental Legislation

The Company’s activities are subject to wide-sweeping Brazilian environmental legislation at the federal, state and municipal levels that govern, among other aspects, the dumping of effluents, atmospheric emissions and the handling and final disposal of dangerous waste, as well as the obligation to obtain operating licenses for the installation and operation of potentially polluting activities.

Brazilian environmental legislation provides for the imposition of criminal and administrative penalties on natural persons and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a relevant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

•                  fines that at the administrative level could reach as high as R$50 million, depending on the violator’s economic capacity and past record, as well as the severity of the facts and prior history, with the amounts potentially doubled or tripled in the case of repeat offenders;

•                  suspension of or interference in the activities of the respective enterprise; and

•                  loss of benefits, such as the suspension of government financing and the inability to qualify for public bidding processes and tax breaks.

In addition, strict liability is applicable to environmental crimes for both natural persons and legal entities. Environmental legislation also provides for disregarding the legal status of a company’s controlling shareholder whenever such status represents an impediment to receiving restitution for environmental damages.

In the civil sphere, environmental damage results in joint and several liability as well as strict liability. This means that the obligation to repair the environmental damage may affect all those directly or indirectly involved, regardless of any proof of who is to blame. As a result, the hiring of third parties to intervene in its operations to perform such services as final disposal of solid waste does not exempts the Company from liability for any environmental damage that may occur.

North American Environmental Legislation

The Company is required to comply with a complex and evolving body of EHS Laws concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation and disposal of toxic and hazardous substances and waste, the clean-up of contamination, indoor air quality and worker health and safety. These EHS Laws vary by location and can fall within federal, provincial, state or municipal jurisdictions.

Most EHS Laws are of general application but result in significant obligations in practice for the steel sector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address these emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.

Environmental Licenses

According to Brazilian environmental legislation, the proper functioning of activities considered effectively or potentially polluting or that in some way could cause environmental damage requires environmental licenses. This procedure is necessary for both the activity’s initial installation and operating phases as well as for its expansion phases, and these licenses must be renewed periodically.

The Brazilian Institute for the Environment and Renewable Resources (IBAMA) has jurisdiction to issue licenses for projects with national or regional environmental impacts. In all other cases, the state environmental agencies have jurisdiction and, in the case of local impact, the municipal agencies have jurisdiction.

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

The environmental licensing process includes the issuance of three licenses: Pre-License (LP), Installation License (LI) and Operational License (LO). These licenses are issued in accordance with each phase of project implementation, and maintaining their validity requires compliance with the requirements established by the environmental licensing agency. The failure to obtain an environmental license, regardless of whether or not the activity is actually harming the environment, is considered an environmental crime and an administrative infraction, subjecting the violator to, for example, administrative fines, which at the federal level could be as much as R$10 million (subject to being doubled or tripled in the case of repeat violations), and the suspension of operations. The Operational License (LO) must be renewed periodically.

The Company’s operations currently comply with all legal requirements related to environmental licenses. However, any delay or refusal on the part of environmental licensing agencies to issue or renew these licenses, as well as any difficulty on its part to meet the requirements established by these environmental agencies during the course of the environmental licensing process, could jeopardize or even impair the installation, operation and expansion of new and current projects.

Areas of permanent forest preservation and legal reserves

Some of its activities, mainly those involving reforestation related to the production of the firewood used in its industrial units, are subject to the Brazilian Forestry Code.

The Brazilian Forestry Code determines that certain areas, because of their importance for preserving the environment and water resources, be considered permanent preservation areas (APP). These include areas adjacent to rivers or natural or artificial reservoirs, and hilltops and hillside properties with an incline steeper than 45°. Suppression of the vegetation in these areas may only occur in cases of public need or social interest, provided previous authorization is obtained from the appropriate environmental agencies.

In addition, the Brazilian Forestry Code requires rural property owners to restore and preserve from 20% to 80% of areas containing native forests, depending on the region where the property is located. On properties where the extent of native forest does not meet the minimum percentage of legal forest reserves, Executive Order 2166-67/2001 mandates the gradual reforestation of at least one-tenth of the area necessary to complete the legal percentage of forest reserve every three years until the percentage required for that location is achieved.

Executive Order 2166-67/2001 also establishes alternative methods for restoring legal forest reserve areas, which may be adopted successively or cumulatively. These alternative methods constitute compensatory measures, such as: the adoption of a condominium system consisting of more than one property; compensation using another area situated within the same microbasin or hydrographic basin in the state; the leasing of an area under the public forest system with right-of-way; or the acquisition of interests in forest reserve areas created specifically for this purpose.

ITEM 4A.	UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission with respect to its periodic reports under the Securities Exchange Act.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company changed its financial reporting from United States Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB), beginning with the financial statements as of and for the year ended December 31, 2008.

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2008, 2007 and 2006 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

The consolidated financial statements for the year ended on December 31, 2007 presenting comparative information for the year ended December 31, 2006 were the first presented in accordance with IFRS.   Considering that these Consolidated Financial Statements include financial information as of and for the year ended December 31, 2006 the disclosures on transition to IFRS required by IFRS 1 are included in the Note 4 of the Consolidated Financial Statements.

The following discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections and that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those described in the sections “Forward-Looking Statements” and “Risk Factors”.

The primary factors affecting the Company’s operating results include:

•                  Brazilian economic and political conditions;

•                  U.S. economic and political conditions;

•                  the fluctuations in the exchange rate between the Brazilian real and the U.S. dollar;

•                  the cyclical nature of supply and demand for steel products both inside and outside of Brazil, including the prices for steel products;

•                  the Company’s level of exports; and

•                  the Company’s production costs.

Brazilian Economic Conditions

The Company’s results and financial position depend largely on the situation of the Brazilian economy, notably economic growth and its impact on steel demand, financing costs, the availability of financing and the exchange rates between Brazilian and foreign currencies.

Since 2003, the Brazilian economy has become more stable, with significant improvement in the main indicators. The continuity of the macroeconomic policies focused on tax matters, the inflation-targeting system, the adoption of a floating foreign exchange rate, the increase in foreign investment and compliance with international financial agreements, including the full repayment of debt with the International Monetary Fund, contributed to the improved economic conditions in Brazil.

In 2006, Brazilian GDP grew by 4.0% to $1.1 trillion, with a trade surplus of $46 billion. Inflation, as measured by the IPCA index, stood at 3.1%. Interest rates remained high in 2006, with an average CDI overnight interbank rate of 15.0%. The Brazilian real appreciated by 8.7% against the U.S. dollar, ending the year at R$2.14 to $1.00.

In 2007, Brazilian GDP grew by 5.7%. Inflation, as measured by the IPCA index, was 4.5%. The average CDI rate in the year was 11.8%. On December 31, 2007, the U.S. dollar/Brazilian real foreign exchange rate was R$1.77/$1.00. The annual inflation target set by the National Monetary Council (CMN) for 2007 was 4.5%, based on the IPCA index.

In 2008, Brazilian GDP grew by 5.1% to $1.6 trillion, with a trade surplus of $25 billion. Inflation, as measured by the IPCA index, was 5.9%, while the average CDI rate in the year was 12.4%. The U.S. dollar/Brazilian real foreign exchange rate on December 31, 2008 was R$2.34/$1.00.

Inflation affects Gerdau’s financial performance by increasing operating expenses denominated in Brazilian reais. A significant portion of its costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate.

Moreover, a significant portion of the Company’s debt denominated in Brazilian reais is subject to interest at the CDI and TJLP rates, which are affected for many factors including inflation in Brazil. Another portion of the Company’s debt denominated in Brazilian reais is indexed to general-inflation indexes, generally the IGP-M index. Therefore, higher inflation results in increases in the Company’s financial expenses and debt service obligations.

The interest rates the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, its industry and the Brazilian economy made by the Company’s potential lenders, potential purchasers of the Company’s debt securities and the credit rating agencies that assess the Company and the Company’s debt securities. The Company’s debt obligations with variable interest rates expose the Company to market risks from changes in the CDI rate, IGP-M index and LIBOR. To reduce its exposure to interest rate risk, the Company seeks from time to time to enter into hedging arrangements to mitigate fluctuations in variable or floating rates, such as LIBOR.

The table below presents GDP growth, inflation, interest rates and the foreign exchange rate between the U.S. dollar and the Brazilian real for the periods shown.

	2008		2007		2006
Actual GDP growth	5.1%		5.7%		4.0%
Inflation (IGP-M) (1)	9.8%		7.8%		3.8%
Inflation (IPCA) (2)	5.9%		4.5%		3.1%
CDI rate (3)	12.4%		11.8%		15.0%
6-month LIBOR	1.8%		4.6%		5.4%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	31.9%		(17.2)%		(8.7)%
Foreign exchange rate at end of period – $1.00	R$	2.3370	R$	1.7713	R$	2.138
Average foreign exchange rate – $1.00 (4)	R$	1.8346	R$	1.9479	R$	2.1761

Sources: Getúlio Vargas Foundation, Central Bank of Brazil and Bloomberg

(1) Inflation as measured by the General Market Price index (IGP-M) published by the Getúlio Vargas Foundation (FGV).

(2) Inflation as measured by the Broad Consumer Price Index (IPCA) measured by Brazilian Institute of Geography and Statistics (IBGE).

(3) The CDI rate is equivalent to the average fixed rate of interbank deposits recorded during the day in Brazil (annualized monthly cumulative figure at end of period).

(4) Average of the foreign exchange rates on the last day of each month in the period indicated.

U.S. Economic Conditions

In view of the size of the Company’s operations in the United States, U.S. economic conditions have a significant effect on the Company’s results, particularly with regard to U.S. economic growth and the related effects on steel demand, financing costs and the availability of credit.

In 2006, U.S. GDP grew by 2.8% to $13.2 trillion, with a trade deficit of $788 billion. Inflation, as measured by the CPI, was 3.2%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 5.0%.

In 2007, U.S. GDP grew by 2.0% to $13.8 trillion, with a trade deficit of $731 billion, according to the International Monetary Fund (IMF). Inflation in 2007 measured by the CPI was 2.9%. The average Fed Funds rate was 5.0%.

In 2008, U.S. GDP grew by 1.6% to $14.3 trillion, with a projected trade deficit of $664 billion, according to the IMF. Inflation in 2008 measured by the CPI was 4.2%. The average Fed Funds rate was 1.9%.

The table below presents actual U.S. GDP growth, inflation and interest rates for the periods indicated.

	2008	2007	2006
Actual GDP growth (1)	1.6%	2.0%	2.8%
Inflation (CPI) (2)	4.2%	2.9%	3.2%
Fed Funds (3)	1.9%	5.0%	5.0%

Sources: Congressional Budget Office (CBO) and Federal Reserve Statistical Release

(1) Real GDP growth (annual percent change) published by the International Monetary Fund (IMF).

(2) Consumer price index, average of consumer prices (annual percent change) published by the International Monetary Fund (IMF). The CPI is a survey of consumer prices for all urban consumers.

(3) Fed Funds corresponds to the interest rate set by the U.S. Federal Reserve.

Impact of Inflation and Fluctuations in Exchange Rates

Gerdau’s results and its financial position are largely dependent on the state of the Brazilian economy, notably (i) economic growth and its impact on steel demand, (ii) financing costs and the availability of financing, and (iii) the rates of exchange between the Brazilian real and foreign currencies.

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, Brazilian GDP has accelerated, growing by 1.4% in 2001 and 1.5% in 2002, contracting by 0.2% in 2003, and growing by 5.2% in 2004, 2.3% in 2005, 4.0% in 2006, 5.7% in 2007 and 5.1% in 2008.

The following table presents Brazilian inflation and the fluctuation in the Brazilian real against the U.S. dollar for the periods shown. For a discussion of the foreign exchange rate in Brazil generally, see “Item 10.D. Exchange Controls – Exchange Rates.”

	2009 (1)	2008	2007	2006	2005
Inflation (IPCA)	2.2%	5.9%	4.5%	3.1%	5.7%

Depreciation (appreciation) in the Brazilian real against the U.S. dollar	(15.6)%	31.9%	(17.2)%	(8.7)%	(11.8)%

(1) Data from January to May 2009.

In a positive economic environment, the Brazilian real appreciated against the U.S. dollar throughout 2006, leading to significant improvement in Brazil country risk and a gradual reduction in interest rates.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies other than the respective functional currencies of each subsidiary. The functional currency of the Brazilian operating subsidiaries (Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços) is the Brazilian real. Brazilian subsidiaries have some of their assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders equity .. Foreign exchange gains and losses on transactions, including the exchange gains and losses on non-real denominated debt of the subsidiaries in Brazil are recognized in the statement of income. However, foreign exchange gains and losses designated as the hedged instrument of investment in foreign subsidiaries is also recognized directly in shareholders equity.. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeding the amount of Liabilities. The effect of the devaluation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

The cyclical nature of supply and demand for steel products both inside and outside Brazil, including the prices of steel products

The prices of steel products are generally sensitive to changes in world and local demand, which in turn are affected by economic conditions in the world and in the specific country. The prices of steel products are also linked to available installed capacity. Most of the Company’s long rolled steel products, including rebars, merchant bars and common wire rods, are classified as commodities. However, a significant portion of the Company’s long rolled products, such as specialty steel, wire products and drawn products, are not considered commodities due to differences in shape, chemical composition, quality and specifications, with all of these factors affecting prices. Accordingly, there is no uniform pricing for these products.

Over the last ten years, annual world crude steel production volume has varied from between approximately 790 million and 1.3 billion. According to the IISI, world crude steel production in 2008 was 1,327 million tonnes, 1.8% less than in 2007, due to the economic slowdown that affected the fourth quarter of 2008. China continued to increase its crude steel production by 1.1% in 2008, notwithstanding the government efforts to limit production at certain inefficient mills.

Although China became a long steel exporter in 2006, its production has not yet affected international prices, since demand until 2008 remained strong in major steel markets. According to the IISI, world demand for finished steel products increased by 48.6% between 2000 and 2006, for an average annual growth rate of 6.8%.

International steel prices increased over the last four years, due to stronger demand from China, which has led steelmakers to invest in new projects to expand installed capacity.

In 2007, the Brazilian market continued the expansion begun in 2006. The construction industry continued to be the main driver of this expansion, supported by a number of other factors, such as government measures to lighten the tax burden, effective inflation controls, higher disposable income levels, growing employment opportunities and reductions in interest rates. Meanwhile, the agricultural sector was recovering from the effects from the bird flu outbreaks and low crop and commodity prices, while the manufacturing sector continued to expand.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea, which is used as a reference for the international price, surged to around $1,170 in June 2008, as the chart below shows. However, in the third quarter of 2008, the average price per tonne began to fall, reaching $360 in December 2008, the same level as in the first half of 2006. This trend continues to date due to the world economic turmoil and the surplus supply of steel products in a scenario of lower demand.

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - During periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. In 2008, to meet the higher steel consumption in Brazil, exports were reduced by 11.1%, which nevertheless totaled 1.7 million tonnes in 2008, with shipments to strategic clients maintained. Export revenue totaled $2.2 billion in the year (including revenue from shipments to subsidiaries and affiliated companies).

Production costs - Raw materials account for the highest percentage of the Company’s production costs. In Brazil, metallic inputs (scrap, pig iron, iron ore and ferro-alloys) represent approximately 33.1% of production costs, while in North America these inputs (basically scrap) represent approximately 49.0% of production costs. In general, ore input prices in both Brazil and abroad have increased over the last few years, due to the significant increase in international demand, driven mainly by China.

Significant events affecting financial performance during 2008

Crisis — The year 2008 can be divided into two periods for the steel industry. The first period is the first nine months of the year, which was marked by strong demand and high prices in the international market. The second refers to the last three months of the year, which was characterized by sharp contraction in demand and credit and consequently lower availability of working capital, leading to a generalized reduction in inventories throughout the entire chain and a sharp decline in capacity utilization at steel plants.

Exchange rate — The Company’s operational results were affected by fluctuations in the foreign exchange rate between the Brazilian real and the currencies of the countries in which it operates. In 2008, the Brazilian real depreciated by 31.9% against the U.S. dollar. Under IFRS the foreign exchange variations on foreign denominated assets and liabilities of the Brazilian operations (34.4% of total debt in December 2008) are recorded in the statement of income while the foreign-exchange variations on the translation of foreign subsidiaries are recorded in shareholders’ equity. Since the last quarter of 2008, we have designated part of our foreign-currency denominated debt as a hedge of our net investment in certain foreign subsidiaries acquired ($1.0 billion for Chaparral and $500 million for MacSteel), reducing the effects of the changes in exchange rate referred above. In 2008, revenue from exports which are denominated mainly in U.S. dollars resulted in a higher amount of revenue when measured in Brazilian reais as result of exchange rate fluctuations

Acquisitions — In 2008, the Company made a number of acquisitions, among which MacSteel was the most important. For further information, see Note 3.5 — Acquisitions in the notes to the Company’s consolidated financial statements. The Company’s operating results in 2008 were affected by these acquisitions since the results of the acquired companies were consolidated for the first time since its acquisition date. Therefore, the Company’s operating results in 2008 and 2007 may not be directly comparable. For further information, see Note 3.7 — Pro Forma Consolidated of Income (unaudited).

Seasonality of the Company’s Business

The steel industry is highly cyclical in both Brazil and internationally. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is heavily dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China), the strength in the euro and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not persist, especially in view of the expansion in installed capacity worldwide or the new level of demand. Since 2008 and more effectively in the beginning of 2009, the United States economy has shown strong signs of lower economic activity, affecting many other countries.

In the Company’s Brazilian and Latin American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity. In the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower sales. In the Company’s Specialty Steel Operations, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

Critical Accounting Policies

Critical accounting policies are those that are both (a) important to present the financial position and results of operations and (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant.  Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

•                  deferred income tax;

•                  pension and post employment benefits;

•                  environmental liabilities;

•                  derivative financial instruments;

•                  useful lives of long-lived assets;

•                  fair value of unquoted derivative financial instruments,

•                  valuation of assets acquired and liabilities assumed in business combinations,

•                  business relationship assessment for companies acquired for full consolidation purposes, and

•                  impairment test of assets with indefinite useful life.

a) Deferred Income Tax Assets

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income tax asset is reviewed at each Financial Statement date and reduced by the amount that is no longer probable of being realized based on future taxable income. Deferred income tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded (see note 10 of the Consolidated Financial Statements of our Annual Report on Form 20-F).

The realization of deferred tax assets for tax loss carryforward are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of continuous profitability and estimated the recovery of deferred tax assets over future years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

As of December 31, 2008, the Company has total tax losses carryforward arising from its operations in Brazil of R$ 253,828 for income tax (R$ 255,115 as of December 31, 2007) and R$ 315,378 for social contribution tax (R$ 214,251 as of December 31, 2007), representing a deferred tax asset of R$ 91,841 (R$ 67,188 as of December 31, 2007). The Company believes that the amounts will be realized based on the combination of future taxable income. The Company did not book a portion of deferred tax losses carryforward in the amount of R$ 82,880 (R$ 79,065 as of December 31,

2007), due to the lack of an opportunity to use the tax losses in its subsidiaries. These tax losses can be carried forward indefinitely.

As of December 31, 2008, Gerdau Ameristeel had non-capital tax losses carryforwards in the amount of approximately R$ 70,110 for Canadian tax purposes (R$ 142,767 as of December 31, 2007) that expire in 2027.The Company also has net operating losses of approximately R$ 762,563 for North American tax purposes (R$ 872,897 as of December 31, 2007) that expire between 2010 and 2027. The Company believes it will probably take advantage of the benefits from these losses, based on the annual limits forecasted and, therefore, no valuation allowance has been recorded. The Company recorded an impairment provision of R$ 140,220 on December 31, 2008 related to its financial investments (Auction Rate Securities).  Deferred income tax in the amount of R$ 54,686 was calculated on the impairment provision for devaluation, since the Company believes that the realization of these deferred tax assets is probable.

b) Pension and Post-Employment Benefits

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)                 The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)             Pension plan assets are stated at fair value.

iii)         A plan curtailment results from significant changes in the expected service period of active employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits, actuarial valuations are used to calculate plan costs and present value of the pensions and post-retirement obligations. The actuarial valuations involve the use of assumptions about discount rates, expected rates of return on plan assets, future increases in health care costs, and future increases in compensation. In addition, the actuarial computation includes other factors that require the use of judgment, such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

During 2008, actuarial gain and loss recognized in Shareholders’ Equity was a gain of R$ 89,578 for the Brazilian plans, and for the US plans, such figure was a loss of R$ 350.421. These and other information related to service cost, interest cost, return of plan assets, among other related to pension and post-employment benefits, are described at note 21 — Employee Benefits of Consolidated Financial Statements of our Annual Report on Form 20-F.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as “current liabilities” and in noncurrent liabilities in the account “Other accounts payables”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 92,755 as of December 31, 2008 (R$ 17,759 current liabilities and R$ 74,996 in non-current liabilities). Of this total, R$ 28,896 corresponds to the Brazilian subsidiaries (R$ 29,282 as of December 31, 2007) and R$ 63,859 to the North American subsidiaries (R$ 27,514 as of December 31, 2007). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate (see note 22 of the Consolidated Financial Statements of our Annual Report on Form 20-F).

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. Sensitivity analysis are presented at note 17.c of the Consolidated Financial Statements of our Annual Report on Form 20-F. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date (see note 17 of the Consolidated Financial Statements of our Annual Report on Form 20-F).

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are reviewed each year based on industry practices and prior experience and reflect economic lives of long-lived assets. However, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve obligations to acquire shares from minority interests of the acquired companies, or grant of put options to some minority interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account “Put options on minority interest” (note 17.f), and the determination of the carrying amount of these obligations involves a series of estimates that can significantly impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made several business acquisitions. According to IFRS 3, the Company should allocate the cost of the acquisition to the assets acquired and liabilities and contingent liabilities assumed of the acquired based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities and contingent liabilities assumed of the acquired is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

During 2008, we completed certain acquisitions and the most relevant of them was Gerdau MacSteel Inc. This acquisition was made on April 23, 2008 and the purchase price was R$ 2.4 billion in cash, plus the assumption of its debts and some liabilities of the acquired company. See Note 3.5, Acquisitions of companies, to the Notes to Consolidated Financial Statements of our Annual Report on Form 20-F, for the complete purchase price allocation calculations, as well as information about all other acquisitions completed.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to losses or gains that could be material.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relationship with the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity — SPE as defined by SIC Interpretation 12 Consolidation — Special Purpose Entities of the IASB.

i) Impairment Test of Assets with indefinite useful life

There are specific rules to assess the impairment of long-lived assets, especially property, plant and equipment, intangibles and goodwill. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable value of the assets is estimated by the Company.

The recoverable value of an asset is determined as the higher of: (a) its fair value less estimated costs of sale and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and assets with indefinite useful life are tested for impairment at least once a year.

When the residual carrying value of the asset exceeds its recoverable value, the Company recognizes a reduction in this asset’s book balance.

For assets recorded at cost, the reduction in recoverable value must be recorded in income for the year. If the recoverable value of an asset is not determined individually, the recoverable value of the business segment to which the asset belongs is analyzed.

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined considering as if the impairment had not been recorded.

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including EBITDA multiples (Earnings before Interest, Taxes, Depreciation and Amortization) and discounted cash flow for units with goodwill allocated, to do so.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could give rise to a need to move forward the test run annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is moved forward. In December 2008, the Company carried out goodwill impairment tests for all of its business segments, which represented the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any impairment to the Company’s goodwill in the year as well as other assets with indefinite useful life.

The impairment review process is subjective and requires significant judgment throughout the analysis. The valuation of the Company’s reporting segments based on forecasted cash flows could be negatively impacted if the world economy recovery proves to happen at a slower pace then the one foreseen when preparing its financial statements for December 2008, in which case the Company may be required to record goodwill impairments.

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2008, 2007 and 2006 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and expressed as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2008		2007		2006
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales
Net sales	41,908	100.0%	30,614	100.0%	25,884	100.0%
Cost of Sales	(31,019)	(74.0)%	(23,134)	(75.6)%	(19,039)	(73.6)%
Gross profit	10,889	26.0%	7,480	24.4%	6,845	26.4%
Operating expenses:
Selling and marketing expenses	(689)	(1.6)%	(619)	(2.0)%	(557)	(2.2)%
General and administrative expenses	(2,285)	(5.5)%	(1,884)	(6.2)%	(1,785)	(6.9)%
Other operating income	206	0.5%	111	0.4%	255	1.0%
Other operating expenses	(116)	0.3%	(283)	0.9%	(291)	(1,1)%
Operating income	8,005	19.1%	4,804	15.7%	4,467	17.3%
Equity in earnings of unconsolidated companies	123	0.3%	118	0.4%	244	0.9%
Financial revenues	484	1.2%	810	2.6%	939	3.6%
Financial expenses	(1,621)	(3.9)%	(1,202)	(3.9)%	(903)	(3.5)%
Exchange variations	(1,036)	(2.4)%	723	2.4%	330	1.3%
Gains and losses on derivatives	(62)	(0.1)%	1	0.0%	74	0.3%
Income taxes	(948)	(2.3)%	(952)	(3.1)%	(889)	(3.4)%
Net income	4,945	11.8%	4,303	14.1%	4,261	16.5%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Analysis of Gerdau Consolidated Results

The following analysis refer to the consolidated results of Gerdau S.A. Information on the Company’s operating segments can be found under “Analysis of Gerdau Operating Segments”.

The year 2008 can be divided into two periods for the steel industry. The first period is the first nine months of the year, which was marked by strong demand and high prices in the international markets. The second refers to the last three months of the year, which was characterized by sharp contraction in demand and credit and consequently the lower availability of working capital, leading to a generalized reduction in inventories throughout the entire chain and a sharp decline in capacity utilization at steel plants.

Net Sales

Consolidated net sales stood at R$ 41,907.8 million in 2008, 36.9% higher than in 2007. This growth was mainly due to a combination of acquisitions during the year, mainly MacSteel, higher net sales per tonne (which rose 22.9%, from R$ 1,784.1/tonne to R$ 2,192.1/tonne) and the impact of the devaluation (of 31.9%) of the Brazilian real on its sales denominated in U.S. dollars. Consolidated shipments totaled 19.1 million tonnes in 2008, up 11.4% from 2007. Excluding the acquisitions made in the year, shipments remained stable, supported mainly by the higher long steel demand in Brazil.

Given the new economic scenario and the weak capacity utilization rates, the Company expects shipments to decline in 2009 if compared to 2008, possibly resulting in a decrease of sales volume and drop in international prices. In the other hand, in the beginning of 2009 shipments has shown a improve comparing to the end of 2008, signaling a possible recovery. For further information about trend see item “D. TREND INFORMATION”.

Cost of Sales and Gross Profit

The increase in cost of sales has outpaced the increase in steel prices over the past few years, driven primarily by higher scrap, iron ore and coal prices. On the other hand, in 2008, higher sales volumes diluted the fixed costs, allowing for an increase in gross profit. Cost of sales stood at R$ 31,018.9 million in 2008, up 34.1% from 2007. Costs suffered a sharper impact in the fourth quarter, due to scheduled stoppages at the Company’s units, resulting in lower shipments thus reducing the dilution of fixed costs. The adjustment of production to the lower level of demand and the recognition of losses on inventories when comparing its cost with net realizable values (R$ 296.7 million) generated mainly at units outside Brazil. Given the 36.9% increase in net sales versus the 34.1% increase in cost of sales, gross margin expanded to 26.0% in 2008, from 24.4% in 2007. For further information regarding cost of sales see item “Gerdau Operating Segments” below.

Considering the new economic scenario and the low capacity utilization rates, the Company believes the price of raw materials such as scrap, iron ore and coal will decline in 2009, followed by a reduction in steel prices. Lower steel production in Gerdau’s operations could affect the dilution of fixed costs, leading to gross margin compression.

Operating Expenses

Operating expenses (selling and marketing expenses, general and administrative expenses) increased by 18.8% in 2008 to R$ 2,973.5 million, from R$ 2,503.3 million in 2007. The higher expenses were mainly due to the growth of 11.4% in sales volume in 2008. The ratio of operating expenses to net sales was 7.1%, compared to 8.2% in 2007, mainly attributed to an increase in fixed costs lower than the increase observed in sales volume in 2008.

Other Operating Income

Other operating income amounted to R$ 205.7 million in 2008, compared to other operating income of R$ 110.7 million in 2007. The main positive effects in 2008 were the ICMS (state VAT) tax credit of R$ 19.0 million and the R$ 19.0 million contingency reversal and R$ 14.0 million income from a divestiture on Eletrobrás.

Other Operating Expenses

Other operating expenses amounted to R$ 116.1 million in 2008, compared to other operating expenses of R$ 282.7 million in 2007. The difference is mainly related to the negative effect of non-recurring IPI (federal VAT) related to a federal value-added tax on manufactured products of R$ 108 million in 2007 and the R$ 73 million decline in property, plant and equipment disposals in 2008.

Operating Income

Operating income was R$ 8,005.1 million in 2008, an increase of 66.6% from R$ 4,804.3 million in 2007, driven by the 22.9% increase in prices and the 11.4% growth in sales volume. This growth was driven by stronger demand in all regions where Gerdau operates.

Equity in Earnings of Unconsolidated Companies

In 2008, equity income from unconsolidated companies amounted to R$ 122.8 million, compared to R$ 118.4 million in 2007. In 2008, the equity income from the new joint ventures acquired in the period was partially offset by the R$ 47.0 million inventory write-down at joint ventures and associated companies.

Financial Revenues, Financial Expenses, Exchange Variations, Gains and Losses in Derivatives

Financial revenues decreased by R$ 326.1 million in 2008 mainly because of the decrease in the short-term investments which were used to fund the various acquisitions which were completed in 2008.

Financial expenses increased in R$ 418.8 million in 2008 mainly as a result of the increase in debts to the acquisitions made in 2008.

Exchange losses, net, increased by R$ 1,758.9 million in 2008 mainly due to the 31.9% depreciation of the Brazilian real in 2008 against the U.S. Dollar. This effect is because the liabilities denominated in U.S. Dollars are higher than the assets denominated in U.S. Dollars for Brazilian entities.

Losses on derivatives increased by R$ 63.6 million in 2008 due to the increase in losses as detailed at note 17 of our audited consolidated financial statements for the year ended December 31, 2008.

Provision for Income Taxes

Provision for Income Taxes was R$ 948.2 million in 2008, compared to R$ 952.3 million in 2007. The effective tax rate decreased from 18.1% in 2007 to 16.1% in 2008 due to the higher payment of interest on equity, which is tax dedutible, tax incentives in Brazil and due to the increase in foreign income having different statutory rates.

Net Income

In 2008, the Company’s consolidated net income amounted to R$ 4,944.9 million, up 14.9% over the R$ 4,303.0 million in 2007. This increase was mainly due to the better operational performance in 2008 compared to 2007, which was partially offset by the loss of R$ 683.5 million in foreign exchange translation to Brazilian reais, compared to a foreign exchange gain of R$ 477.4 million in 2007. Net margin (defined as net income divided by net sales) decreased from 14.1% in 2007 to 11.8% in 2008, due to the higher increase in net sales compared to the increase in net income..

Gerdau Operating Segments

Gerdau’s activities are organized into five steelmaking operations, which are based on product line and geographic location as follows: Long Steel Brazil; Açominas; Specialty Steel (operations in Brazil, North America and Europe); North America (excluding Mexico and MacSteel) and Latin America (excluding Brazil). The segment information described below has been prepared under IFRS, which is the presentation basis used for internal decision making.

Long Steel Operation net sales reached R$ 10,965.8 million in 2008, 40.3% higher than in 2007, mainly due to the increase of 14.8% in long steel demand in the Brazilian market, which has better prices than in the international market, due to the high-value product mix. To meet the 19.5% higher steel consumption in Brazil in 2008, exports were reduced by 40.8%, with shipments to strategic clients maintained. The construction industry remained the main growth driver in 2008 (According to IBGE a increase of 8.0%), supported by various other factors, such as government measures to lighten the tax burden, keep inflation under control and increase income levels, which resulted in more jobs and lower interest rates. The agricultural sector, which consumes bars, shapes and wires produced by Gerdau, registered demand growth driven by record harvests, while the industrial sector continued to sustain growth. The net sales per tonne in the Long Steel Operation was 26.9% higher than 2007, due to the factors mentioned above. The increase in the net sales per tonne was not accompanied to the same extent by raw material prices. In 2008, gross margin in the Long Steel Operation increased from 30.1% in 2007 to 36.8% in 2008, driven primarily by the shift of exports to meet the growth in domestic demand fueled by the boom in the construction industry, leading to better product prices. Long Steel Operation net income reached R$ 2,262.2 million in 2008, 155.3% higher than in 2007, mainly due to the 71.5% higher gross profit in 2008 compared to 2007. Given the new economic scenario and the weak capacity utilization rates, the Company expects shipments to decline in 2009 compared to 2008, possibly leading to operating margin compression due to the lower dilution of fixed costs, despite the recent downward trend in pig iron and scrap prices.

Açominas Operation net sales reached R$ 5,528.6 million in 2008, 62.7% higher than in 2007. The strong increase in net sales was driven by the 21.6% increase in shipments (28.3% increase in domestic shipments and 17.3% increase in exports) driven by the capacity expansion and the higher demand for long steel products in Brazil. Açominas revenue from exports reached R$ 3,226.4 million, mainly due to the better international steel prices, reflecting high world steel consumption of 1.2 billion tonnes fueled essentially by strong economic activity in emerging markets such as China in which the GDP increased by 9.0% in 2008. Total net sales per tonne increased 33.8% in 2008, thanks to higher iron ore and coking coal prices, followed by international steel price of 50% increases (Average billet prices according to Bloomberg). Açominas Operation gross margin increased to 33.9% in 2008 versus 29.6% in 2007. Açominas Operation net income was R$ 677.5 million in 2008, 2.9% higher than in 2007. The Company expects lower fixed cost dilution in 2009 compared with 2008, given the blast furnace stoppage (3 million tonnes), combined with lower raw material prices followed by a drop in international steel prices, likely leading to operating margin compression.

North America Operation net sales in 2008 increased by 33.7% to R$ 15,017.5 million, from R$ 11,234.7 million in 2007. Shipments in 2008 grew by 10.1% in relation to 2007, with the acquisitions made in 2008 adding 1.9 million tonnes in shipments compared with the previous year. Excluding the acquisitions, shipments were 9.8% lower than in 2007, primarily due to the slowdown in shipments in the forth quarter because of the global liquidity crisis, which led to rapid deterioration in world economic conditions, significantly depressing demand for the Company’s products. Total net sales per tonne increased 21.4% in 2008 compared to 2007 in response to the inflationary pressures on scrap and other raw material costs. The North American Operation recorded a gross margin of 16.0%, lower than 18.0% recorded in 2007, partially caused by the inventory write-down to market value of R$ 144.0 million in the fourth quarter. Net income increased by 7.3%, from R$ 984.9 million in 2007 to R$ 1,057.2 million in 2008. Given the new economic scenario and the weak capacity utilization rates, the Company expects shipments to contract in 2009 compared to 2008, potentially leading to operating margin compression due to the lower dilution of fixed costs, despite the lower raw material prices in the year.

Latin American Operation net sales increased 34.8% to R$ 4,473.4 million in 2008, from R$ 3,318.9 million in 2007. Shipments in 2008 were 2.2 million tonnes, in line with sales volume in the previous year. Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007, sales volumes in 2008 decreased by 7.1% versus 2007. This segment is composed of countries that are net steel importers with high correlation to the international market. Despite the strong conditions in the international steel market in the first half of the year, the credit crisis affected demand in this segment during the entire second half presenting a decrease of 19.2% in Latin America Operation Shipments if compared the second half of 2007 to the second half of 2008. On the other hand, prices remained at high levels due to the price increases implemented in previous months. The better prices in 2008 compared to 2007 were the main factor supporting the growth in net sales, which were also positively affected by the consolidation of the coking coal operations in Colombia. Total net sales per tonne was 35.8% higher in 2008 compared to 2007. Gross margin expanded from 20.2% in 2007 to 21.3% in 2008, mainly due to the consolidation of the coke unit operations in Colombia, and despite the inventory write-down at market value at certain units in the amount of R$ 158 million. Latin American Operation net income was R$ 454.5 million in the year, 31.9% higher than the R$ 344.7 million in 2007. Given the new economic scenario and the weak capacity utilization rates, the Company expects shipments to contract in 2009 compared to 2008, potentially leading to operating margin compression due to lower fixed-cost dilution, despite the lower raw material prices in the year.

In the Specialty Steel Operation, net sales increased by 28.2% to R$ 7,983.9 million in 2008, from R$ 6,226.3 million in 2007. Shipments grew by 30.2% to 2.7 million tonnes, from 2.0 million tonnes in 2007, fueled by the consolidation of MacSteel as of the second quarter of 2008. Excluding the MacSteel sales, shipments contracted by 1.1% from 2007. This drop in specialty steel demand reflects the weaker demand in Spain (6.8% lower), where the automotive sector was significantly impacted by the credit crisis. This lower demand was partially offset by an increase of 3.2% in the operations in Brazil, which was one of the last countries to be affected by the credit crisis. Total net sales per tonne remained stable in 2008 compared to 2007. Specialty Steel Operation gross margin compressed by 3.0 percentage points in 2008 to 18.9%, due to the lower sales in the fourth quarter, which led to lower dilution of fixed costs, as well as the consolidation as of April 2008 of MacSteel, a company with historically lower margins compared with other specialty steel units, especially in Brazil. Specialty Steel Operation net income was R$ 617.5 million, down 29.0% from R$ 869.6 million in 2007. Considering the new economic scenario and the weak capacity utilization rates and lower demand from the automotive sector, the Company expects shipments to contract in 2009 compared with 2008, potentially leading to operating margin compression due to lower fixed-cost dilution, despite the lower raw material prices in the year.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

The following analysis refer to the consolidated results of Gerdau S.A. Information on the Company’s operating segments can be found under “Analysis of Gerdau Operating Segments”.

Net Sales

Consolidated net sales stood at R$ 30,613.5 million in 2007, 18.3% higher than in 2006. The increase in net sales was due to higher demand in the steel market, mainly in Brazil, and the consolidation of companies acquired in 2007 and 2006, primarily the Chaparral acquisition. The Company’s consolidated shipments in 2007 totaled 17.2 million tonnes, an increase of 15.2% versus 2006. Excluding the acquisitions completed in the period under comparison, sales increased by 3.6%. Total net sales per tonne in 2007 was R$ 1,784.1/tonne, a 2.6% increase from R$ 1,738.5/tonne in 2006.

Cost of Sales and Gross Profit

In 2007, cost of sales stood at R$ 23,133.9 million, up 21.5% from 2006, primarily owing to higher raw material costs and the acquisitions made in 2007. In view of the 18.3% increase in net sales versus the 21.5% increase in cost of sales, consolidated gross margin in 2007 decreased from 26.4% in 2006 to 24.4% in 2007.

Operating Expenses

Operating expenses (selling expenses, general and administrative expenses) in 2007 increased by 6.6% from 2006. The higher expenses mainly reflect the higher sales volume in the year. The ratio of operating expenses to net sales was 8.2%, compared with 9.0% in 2006, mainly due to gains in economies of scale. In 2007, consolidated operating expenses were R$ 2,503.3 million, compared with R$ 2,341.9 million in 2006.

Other Operating Income

Other operating income were R$ 110.7 million in 2007, versus R$ 255.1 million in 2006. The main positive effects in 2006 was a tax credit recovered as result of final judicial rulings with respect to PIS and Cofins taxes of R$ 82.1 million.

Other Operating Expenses

Other operating expenses were R$ 282.7 million in 2007, versus R$ 291.4 million in 2006. It is important to mention that there was a negative effect of non-recurring IPI (federal VAT) related to a federal value-added tax on manufactured products of R$ 108 million in 2007 and a expense of R$ 91.1 million in 2006 referred to the shutdown of the melt shop at the wire rod industrial unit in Perth Amboy, New Jersey.

Operating Income

Operating income was R$ 4,804.3 million in 2007, an increase of 7.6% from R$ 4,466.6 million in 2006. The increase in operating income reflects the higher shipments and the consolidation of acquired companies.

Equity in Earnings of Unconsolidated Companies

During 2007, equity income from unconsolidated companies amounted to R$ 118.4 million, compared with R$ 243.6 million in 2006. This reduction was due to the lower result at Gallatin Steel, a flat steel joint venture in the United States, which was impacted by lower operating margins in the flat steel business. The flat steel business in United States were negatively impacted by softness in end user demand, combined with costumers normalizing their inventory levels from the high levels that were being carried at the beginning of 2007.

Financial Revenues, Financial Expenses, Exchange Variations, Gains and Losses in Derivatives

Financial revenues decreased by R$ 129.3 million in 2007 mainly because of the decrease in the short-term investments which were used to fund the various acquisitions which were completed in 2007.

Financial expenses increased in R$ 298.7 million in 2007 mainly as a result of the increase in debts to the acquisitions made in 2007.

Exchange gains, net, increased by R$ 393.7 million in 2007 mainly due to the more than 17% appreciation of the Brazilian real in 2007 against the U.S. Dollar. This effect is because the liabilities denominated in U.S. Dollars are higher than the assets denominated in U.S. Dollars for Brazilian entities.

Losses on derivatives increased by R$ 73.3 million in 2007 due to the increase in losses on those transactions.

Provision for Income Taxes

Provision for income taxes increased by 7.4% in 2007, mainly because of the higher income before tax of R$ 5,255.3 million in 2007, compared with R$ 5,150 million in 2006. The effective tax rate increased from 17.3% in 2006 to 18.1% in 2007, reflecting the lower foreign income with different statutory rates and the tax credits obtained at Spanish subsidiaries associated with the incorporation of an entity in the fourth quarter of 2006 in preparation for the acquisition of GSB Acero. The tax benefit from the incorporation mentioned above is non-recurring.

Net Income

In 2007, the Company’s consolidated net income amounted to R$ 4,303.0 million, virtually stable in relation to the R$ 4,261.5 million in 2006. Net margin (defined as net income divided by net sales) decreased from 16.5% in 2006 to 14.1% in 2007, given the 7.4% increase in the provision for income taxes, compared with an increase of 2.2% in income before tax.

Gerdau Operating Segments

Long Steel Brazil Operation net sales reached R$ 7,817.8 million in 2007, 14.7% higher than in 2006, mainly due to strong demand in the Brazilian market. Shipments amounted to 4.9 million tonnes in 2007, with 3.1 million tonnes sold in the domestic market and the balance exported. Total net sales per tonne increased 5.0% in 2007 compared to 2006. In Brazil, strong demand in the main consumer markets, mainly the construction sector, resulted in an increase in sales volume versus 2006 of 9.3% to 4.9 million tonnes. The construction industry remained the main growth driver in 2007 (According to IBGE a increase of 5.0%), supported by various other factors, such as government measures to lighten the tax burden, keep inflation under control and increase income levels, leading to job creation and lower interest rates. The agricultural sector, which consumes bars, shapes and wires produced by Gerdau, continued to recover from the effects of Asian flu outbreaks, poor harvests and low commodity prices, while the industrial sector continued to sustain growth. Long Steel Operation gross margin compressed from 32.9% in 2006 to 30.1% 2007, impacted by higher raw material prices. Net income reached R$ 886.2 million in 2007, down 15.2% from R$ 1,044.6 million in 2006. Net margin fell to 11.3%, from 15.3% in 2006.

Açominas Operation shipments totaled 2.5 million tonnes in 2007, 3.0% lower than in 2006. Approximately 60% of shipments were exported to different regions in the world (vs. 70% in 2006). Net sales reached R$ 3,398.2 million in 2007, 3.8% higher than in 2006, mainly explained by increase in the better international steel prices of 31% (Average billet prices according to Bloomberg) and higher shipments to domestic clients, which have better margins. As in the Long Steel Brazil Operation, the increase in domestic demand reflects the growth in various sectors, as mentioned above. Total net sales per tonne increased 7.0%  in 2007 compared to 2006. Açominas gross margin was practically stable, going from 30.3% in 2006 to 29.6% in 2007. Net margin fell from 24.2% in 2006 to 19.4% in 2007. Net income was R$ 658.4 million in 2007, down 16.9% from R$ 791.9 million in 2006.

North America Operation posted net sales of R$ 11,234.7 billion in 2007, 10.4% higher than in 2006, mainly due to sustainable demand in the region and revenue from acquisitions made in the previous two years. Shipments amounted to 6.9 million tonnes, up 14.9% over 2006. Excluding the effects from the acquisitions of Chaparral Steel and Sheffield Steel, sales volume in 2007 was in line with 2006. Total net sales per tonne decreased 3.9% in 2007 compared to 2006. North America gross margin was stable, going from 17.5% in 2006 to 18.0% in 2007. Net income reached R$ 984.9 million in 2007, growing by 12.5% in relation to R$ 875.8 million in 2006. Net margin expanded to 8.8%, from 8.6% in 2006.

The Latin American units, excluding Brazil, sold 2.2 million tonnes, an increase of 45.5% from 2006, primarily reflecting the acquisitions made in the region in the previous two years. In 2007, demand continued high, driven by the region’s good economic prospects and maintenance of infrastructure investments. Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007 and in Peru in 2006, sales volume in 2007 was 7.7% higher than in 2006. Net sales reached R$ 3,318.9 billion in 2007, 42.2% higher than in 2006, principally due to the acquisitions mentioned before and the better steel prices in the region. Total net sales per tonne at the Latin American Operation was down 2.3% in 2007 compared to 2006. Latin America gross margin decreased from 24.0% in 2006 to 20.2% in 2007, owing to higher electricity and scrap prices. As was the case in other regions of the world, production costs in Latin America increased in the period, with scrap prices registering continuous growth in Colombia and Mexico. Net income reached R$ 344.7 million in 2007, declining by 29.0% from R$ 485.4 million in 2006. Net margin compressed from 20.8% in 2006 to 11.3%.

In 2007, Specialty Steel Operation net sales totaled R$ 6,226.3 billion, 32.2% higher than in 2006. This growth was a result of the strong demand in the Brazilian market, the better prices for specialty steel products and the acquisitions of GSB Acero and Trefusa in Spain. Shipments reached 2.1 million tonnes in 2007, an increase of 23.5% over 2006, reflecting the higher demand. Total net sales per tonne at the Specialty Steel Operation increased 7.0% in 2007 compared to 2006. Specialty Steel gross margin decreased from 23.4% in 2006 to 21.4% in 2007, impacted by higher raw material prices. Net income reached R$ 869.6 million, growing by 13.7% from R$ 765.0 million in 2006. Net margin decreased to 14.0%, versus 16.2% in 2006.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s main source of liquidity is the cash generated by its operating activities. In 2008, given the acquisitions made by the Company, debt financing became an important source of liquidity. Moreover, the Company counts on committed credit facilities, such as asset-backed loan and senior liquidity facility. The Company expects to meet its cash needs for 2009 primarily through a combination of operating cash flow, cash and cash equivalents, short-term investments and newly issued long-term debt instruments.

Cash Flow

Net cash from operating activities amounted to R$ 3,635.3 million, R$ 6,437.8 million and R$ 2,686.5 million in the years ended December 31, 2008, 2007 and 2006, respectively, for a cumulative total in the three years of R$ 12,759.6 million. In 2007, operating margin was higher than in 2006, and in 2008, working capital needs increased in relation to 2007. In 2008 and 2007 the increases in the Company’s accounts receivable and inventories are directly related to the increase in the operational activities of the Company, due to a combination of acquisitions. Inventories were increased mainly because of the increase in the cost of raw materials and as a result of operations from the entities acquired during 2007 and 2008. Net cash from operating activities was one of the Company’s primary sources of liquidity in 2008 and 2007.

Cumulative short- and long-term financing amounted to R$ 21,417.8 million in the triennium, with R$ 5,117.6 million in 2008, R$ 11,693.4 million in 2007 and R$ 4,606.8 million in 2006, which was used for the Company’s liquidity requirements, especially to finance the acquisitions made in 2007 and 2008. Disposals of fixed assets, such as obsolete machinery and scrap equipment, generated cumulative losses of R$ 199.7 million in the years 2008, 2007 and 2006.

In April 2008 Gerdau concluded the public offering of 48.1 million shares. Additionally, 4.1 million shares were issued by Gerdau to satisfy the underwriters Greenshoe option due to substantial demand for this public offering  The price defined in bookbuilding was R$ 60.30 per share and for Gerdau S.A the proceeds resulting from the capital increase amounted to R$ 2,885.1 million related to the public offering and another R$ 247.1 million related to the Greenshoe option. The offering was intended to improve the capital structure in the Company, as well as pay for acquisitions.

The main uses of capital resources in 2008 were: R$ 2,741.0 million for additions to property, plants and equipment and intangibles; R$ 4,076.2 million in payments to acquire businesses, mainly Gerdau MacSteel Inc. for R$ 2,434.1 million, LuxFin Participation for R$ 673.6 million and Century Steel Inc. for R$ 369.9 million; R$ 1,649.9 million to pay dividends and interest on equity; and R$ 4,967.8 million to repay debt.

In 2007 the main use of capital resources were: R$ 2,757.1 million for additions to property, plants and equipment and intangibles, such as the expansion plan at Gerdau Açominas that included a new blast furnace, a second sinterization unit and a new continuous casting line for blooms, as well as the expansion of melt shop capacity at Gerdau Ameristeel’s unit in Jacksonville, Florida; R$ 1,199.4 million to pay dividends and interest on equity; and R$ 5,622.5 million to repay debt. In addition, a payment of R$ 7,792.4 million was made to acquire Chaparral Steel Company, out of a total investment of R$ 9,539.5 million. The acquisitions made in 2007 were paid by a mix of own resources and debts. These acquisitions resulted in a decrease in purchases of short-term investments because the resources that would be used for short-term investments were used to pay the acquisitions made during the year.

In 2006, the main uses of capital resources were: R$ 2,373.5 million for investment in fixed assets, with R$ 451.9 million to acquire companies in North America, R$ 219.8 million to acquire Siderperú, R$ 493.2 million to acquire Corporación Sidenor and R$ 125.8 million to acquire GSB Acero; R$ 1,070.2 million to pay dividends and interest on equity; and R$ 3,629.8 million to repay debt.

From December 31, 2007 to December 31, 2008, net working capital (current assets less current liabilities) increased by R$ 3,574.3 million. From December 31, 2006 to December 31, 2007, net working capital decreased by R$ 166.7 million.

The increase in working capital in 2008 was primarily due to the higher balance of financial investments resulting from the stronger cash flow in the period and also due to the issuance of long term debt and the consolidation of the assets of Gerdau MacSteel Inc., LuxFin Participation and Century Steel Inc. acquired in 2008. The increase in 2007 was primarily due to the higher operating activity across all business units resulting in a stronger cash flow in the period and also due to the issuance of long term debt and the consolidation of the assets of Chaparral, Gerdau GTL México and Siderúrgica Zuliana acquired in 2007.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2008, 2007 and 2006 (in thousands of Brazilian reais):

	2008	2007	2006
SHORT TERM:	3,933,119	2,539,110	2,277,455
Total short-term debt	1,929,812	1,371,908	1,102,921
Debt denominated in Brazilian reais	50,643	534,718	73,583
Debt denominated in foreign currency	1,879,169	837,190	1,029,338
Current portion of long-term debt	1,858,273	1,129,077	1,171,602
Debentures	145,034	38,125	2,932

LONG TERM:	19,300,717	13,364,279	7,600,480
Total long-term debt	20,453,275	13,590,205	7,843,058
Debt denominated in Brazilian reais	2,614,764	2,262,186	1,713,274
Debt denominated in foreign currency	17,838,511	11,328,019	6,129,784
Current portion of long-term debt	(1,858,273)	(1,129,077)	(1,171,602)
Debentures	705,715	903,151	929,024

TOTAL DEBT:	23,233,836	15,903,389	9,877,935
Short-term investments, restricted cash, cash and cash equivalents	5,490,809	5,139,373	6,379,289
NET DEBT	17,743,027	10,764,016	3,498,646

Total debt amounted to R$ 23,233.8 million at December 31, 2008 and R$ 15,903.4 million at December 31, 2007. Net debt (Net Debt is a non-gaap metric defined as short- and long-term debt plus debentures less short-term investments, restricted cash and cash and cash equivalents, broadly used by investors to measure Company’s indebtedness position) increased from R$ 10,764.0 million in 2007 to R$ 17,743.0 million in 2008. This increase is mainly due to the financing of acquisitions (mainly MacSteel in April, 2008) and to the exchange rate effect on the conversion of U.S. dollar denominated debt.

Of the total debt at December 31, 2008, 16.9% was short-term and 83.1% was long-term. In 2007, short-term debt accounted for 16.0%, while the balance was long-term.

In fiscal year 2008, net financial expenses (which consist of financial income, minus financial expenses plus foreign exchange gains and losses and plus derivative gains and losses) totaled R$ 2,234.7 million, compared with net financial income of R$ 332.6 million in the previous year. The 2008 financial result includes the impact from the devaluation in the Brazilian real against the U.S. dollar in the period (31.9%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (especially dollar-denominated debt contracted by Brazilian companies) in the amount of R$1,035.6 million (R$ 683.5 million net of income taxes). In 2007, the exchange variation, net was an income of R$ 723.3 million (R$ 477.4 million net of income taxes).

As of December 31, 2008, the Company’s short-term debt amounted to R$ 1,929.8 million. Of this total, R$ 50.6 million was related to financing in Brazilian reais and R$ 1,879.2 million to financing in foreign currency. In 2008, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 3,933.1 million, representing an increase of 54.9% relative to 2007. This increase mainly resulted from the loans contracted for acquisitions and the conversion into Brazilian reais of the debt from companies abroad and denominated in U.S. dollars from Brazil.

Total long-term debt excluding the current portion (R$ 1,858.3 million) and including debentures (R$ 705.7 million) amounted to R$ 19,300.7 million on December 31, 2008. Of the total long-term debt (R$ 20,453.3 million), R$ 2,614.8 million was denominated in Brazilian reais and R$ 17,838.5 million in foreign currency.

On December 31, 2008, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2009	—
2010	2,441.7
2011	4,275.9
2012	4,276.5
2013	1,758.8
After 2013	6,547.8
Total	19,300.7

Financial Agreements

Senior Notes - On June 27, 2003, Gerdau Ameristeel refinanced most of its outstanding debt by issuing $405.0 million in 10 3/8% Senior Notes with maturity on July 15, 2011 and a discount of 2% from face value. Gerdau Ameristeel has the right to call these senior notes at any time at a redemption price that ranges from 105 3/8% to 100%, depending on the year the call is made.

Senior Secured Credit Facility - The Company’s subsidiaries in North America have a $950 million revolving line of credit that matures on October 28, 2010 and can be drawn on in U.S. dollar (at a rate of LIBOR + 1.0% to 2.0% per year or U.S. Prime/Fed Funds plus -0.5% to +0.5% per year) or in Canadian dollars (at a rate of BA (Bankers Acceptance) plus 1.0% to 2.0% per year). The maintenance fee to keep the subscribed amount available under the line of credit varies from 0.25% to 0.35% per year. This line of credit is distributed to the companies in proportion to the working capital of each North American subsidiary. This line of credit was not being utilized on December 31, 2008. The subsidiaries’ inventory and accounts receivable were granted as collateral for this line of credit.

NEXI I - On November 30, 2004, the Company, through Gerdau Açominas, entered into a $240.0 million financing agreement. ABN AMRO Bank led and structured the transaction which was funded by ABN AMRO Bank N.V., Bank of Tokyo-Mitsubishi Ltd. and UFJ Bank Limited.  The tenor of the loan is seven years with a grace period of two years and five years amortization. NEXI covers 97.5% of the political risk and 95.0% of the commercial risk of the loan. The interest rate payable is LIBOR + 0.5% per annum with semi-annual amortization. This financing agreement was voluntarily prepaid on May 29th, 2009 and is no longer outstanding. The balance of this financing agreement in December, 2008 was $144.0 million.

Guaranteed Perpetual Senior Securities - On September 15, 2005, the Company issued $600.0 million 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such securities are guaranteed by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The securities do not have a stated maturity date but must be redeemed by the Company in case of certain specified events of default (as defined in the terms of the securities) which are not fully under the control of the Company. The Company has a call option to redeem these securities at any time starting 5 years after the placement date which will be September 22, 2010. Interest payments are due on a quarterly basis, and each quarterly payment date after September 2010 is also a call date of 100% the face value.

Sinosure - On October 14, 2005, Gerdau Açominas entered into a $201.0 million buyer’s credit facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and was meant to finance 85.0% of the commercial contracts signed between Gerdau Açominas, the Chinese company Minmetals Development Co. Ltd., China Metallurgical Construction (Group) Corporation and certain other Chinese corporations, for the construction of a blast furnace, a coke oven plant and a sinter plant for Gerdau Açominas’ capacity expansion plan throughout 2007. The facility matures 12 years from the date of the agreement, and the interest rate payable is LIBOR plus 0.675% per annum. The facility is guaranteed by the Company.

With respect to the Sinosure financing, a $50.0 million Commercial Loan Facility was entered  into  between Gerdau Açominas and BNP Paribas on June 15, 2005 to finance the remaining 15% of the aforementioned commercial  contracts and 100.0% of the Sinosure Insurance Premium. The tenor of this facility is five years and the interest rate payable is LIBOR plus 0.20% per annum, with a local interest fee payable of 1.30% per annum. This facility is guaranteed by the Company and the loan has been totally utilized. This financing agreement was voluntarily prepaid on June 16th, 2009 and is no longer outstanding.

NEXI II - On March 24, 2006, Gerdau Açominas S.A. entered into a $267.0 million Yen Equivalent Term Loan Facility with a group of banks led by Citibank, N.A., Tokyo Branch. The term loan is insured by Nippon Export and Investment Insurance (NEXI) under its Overseas Untied Loan Insurance facility, and is guaranteed by the Company. The facility has a ten-year tenor and the annual interest rate is LIBOR plus 0.30%. On December 31, 2008, the total funds from this facility had been already drawn. The funds were used to finance part of the project to expand production capacity to 4.5 million tonnes, including the following sub-projects: raw material stock yard, ladle furnace, billet inspection line, railroads, water and gas pipelines, fire system, turbo generator blower, boiler, information technology, management and technical assistance. At the same time this loan facility was contracted, the Company carried out a swap transaction to hedge the yen exchange rate in relation to the U.S. dollar.

Senior Liquidity Facility - On November 1, 2006, the Company entered into a Senior Liquidity Facility aimed at improving its liquidity and better managing its exposure to market risks. This facility helped the Company to minimize its exposure to lower liquidity in financial and capital markets and was part of a Liability Management Program implemented by the Company at that time. The $400.0 million facility is available to Gerdau’s subsidiary GTL Trade Finance Inc. and is guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The facility has an availability period of three years and a two-year payment period as of the effective disbursement date. Costs in connection with the facility are a maintenance fee of 0.27% per annum and interest which accrues at the rate of LIBOR + 0.30% to 0.40% per annum when actually drawn. As of December 31, 2008, no amounts have been drawn under this facility. This facility will expire in November, 2009.

Financing for the Chaparral Acquisition - On September 10, 2007, Gerdau Ameristeel, acting through its wholly-owned subsidiaries Gerdau Ameristeel US Inc. and GNA Partners, GP, entered into a $2.75 billion term loan facility comprised of (i) a five-year senior export tranche of $1.25 billion, (ii) a six-year senior export tranche of $1.0 billion, and (iii) a five-year working capital tranche of $500.0 million. The term loan facility is guaranteed by the Company, Gerdau Ameristeel, Gerdau Açominas S.A., Gerdau Açominas Overseas Ltd., Gerdau  Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The interest accrued is LIBOR plus a rate that varies from 0.87% to 1.5% per annum as a function of its credit rating at the time of each semiannual interest payment.

These transactions had the objective of providing to the Company and its subsidiary Gerdau Ameristeel the resources for the acquisition of Chaparral Steel. The Capital increase in the subsidiary Gerdau Ameristeel was $1,526.8 million. The portion of this amount owned by minority interest resulted in the amount of $512.2 million recognized in the consolidated cash flow. The resources that Gerdau Ameristeel has obtained with that Capital increase were used to pay part of the loans related to the acquisition of Chaparral Steel. In order to keep the same ownership percentage in its subsidiary, the Company acquired approximately 66.5% of the shares issued and to finance this capital increase in its subsidiary, the Company issued 10-year bonds in the amount of $1.0 billion

2017 bonds - The Company, through its subsidiary GTL Trade Finance Inc., issued, in October, 2007, ten-year bonds in the amount of $1.0 billion with maturity date of October 20, 2017, with subsequent reopening of $500.0 million in April, 2009, totaling $1.5 billion of outstanding debt. The interest on the bonds is 7.25% per annum, payable on a semiannual basis, with the first payment due on April 20, 2008. The bonds are guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The transaction was classified by Standard & Poor’s and Fitch Ratings as BBB-.

Financing for MacSteel Acquisition - On November 19, 2007, Gerdau Group announced that it had reached an agreement to acquire the MacSteel business of Quanex Corporation, the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States. In April 2008, the Company, acting through its subsidiaries, borrowed $1.54 billion under two bridge loan facilities (i) $540 million through Gerdau US Financing Inc. on April 11, 2008, and (ii) $1 billion through GTL Trade Finance Inc. on April 14, 2008. The bridge loans facilities were taken out in full during the same year by drawing $640 million of Gerdau Group own funds, reopening the GTL Trade Finance Inc. 2017 Bonds in the amount of $500 million and entering into a $400 million three-year term loan. This term loan facility is guaranteed by the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A., Gerdau US Financing Inc. and Gerdau MacSteel Holdings Inc.

IDB - On August 28, 2008, Gerdau Açominas entered into a $200.0 million A/B Loan agreement with the Inter-American Development Bank (IDB). The facility is guaranteed by the Company and was split into two tranches, as follows: Tranche A in the total amount of $50 million, bearing interest of LIBOR + 1.7% per annum and with total tenor of 9 years; and Tranche B in the total amount of $150 million, bearing interest of LIBOR + 1.5% per annum and with total tenor of 7 years. The proceeds from the facility were meant to finance part of the Slab Continuous Casting project of Gerdau Açominas and were fully drawn in December 2008.

Description of Restrictive Covenants

The Company is subject to limitations on debt levels, the granting of encumbrances on its properties and the payment of dividends under certain circumstances, in accordance with the terms of its debentures, international loans and its loans from the Brazilian Development Bank (BNDES). These limitations are applicable also to the 2017 Bonds, the Guaranteed Perpetual Senior Securities and the refinancing agreements for Gerdau Ameristeel (senior notes and senior secured credit facility), as well as to trade finance lines and bank loans. Almost half of the financial agreements contracted by the Company, including term loans, Export Credit Agency and Multilateral Agency transactions and Senior Liquidity Facility have financial covenants based on certain limits, such as: (i) Total Debt divided by Earnings Before Interest, Tax, Depreciation and Amortization — EBITDA (defined as gross profit less selling and marketing expenses and general and administrative expenses plus depreciation and amortization) must be less than four times; and (ii) EBITDA divided by Financial Expenses (Net Financial Expenses in some cases) excluding monetary and foreign exchange variations must be higher than three times.

All the covenants mentioned above are calculated based on consolidated financial statements prepared according to IFRS. As of December 31, 2008, the Company was in full compliance with its financial covenants under its financial instruments.

On June 22, 2009 Gerdau S.A. obtained approval from its creditor financial institutions for a temporary reset of certain covenants in credit agreements representing $3.7 billion of its total indebtedness, on the following terms:

•                  Net debt coverage level of  5 times the EBITDA for the rolling 12 months, instead of the previous 4 times ratio of Gross Debt to EBITDA;

•                  EBITDA for the rolling 12 months of 2.5 times the net interest expense for the same period, rather than 3 times the interest expense;

•                  Gross Debt on a consolidated basis must be limited to US$ 11 billion.

This agreement providing temporary covenant reset expires after September 30, 2010, or sooner should Gerdau decide to terminate.

Brazilian Debentures - The outstanding series of debentures prohibit the payment of dividends by the Company in excess of 30% of adjusted net income, provided such distributions cause the Company’s long-term liabilities to exceed its shareholders’ equity by a factor of more than 50.0% and the Company’s current assets to fall below its current liabilities.

BNDES Financing - The terms of the Company’s BNDES debt require a minimum current liquidity ratio (consisting of current assets divided by current liabilities of Metalúrgica Gerdau S.A. consolidated) of 0.8, total debt divided by EBITDA in the last 12 months of less than or equal to four and EBITDA divided by net financial expenses of at least 3.5, based on the consolidated financial information of Metalúrgica Gerdau S.A.

Gerdau Ameristeel Senior Notes and Senior Secured Credit Facility - The Gerdau Ameristeel senior secured credit facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. Limitations apply to incurring additional debt, issuing redeemable and preferred stock, paying dividends on its common stock, selling or otherwise disposing of certain assets and entering into mergers or consolidations. The indenture governing the Senior Notes permits Gerdau Ameristeel and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

As of December 31, 2008, the Company was in compliance with all contractual covenants.

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, operating results, liquidity, capital expenditures or capital resources other than as described below.

Guarantees Granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A in the amounts of R$ 2,007,732 and R$ 65,153, respectively.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan of up to US$ 150 million (R$ 350,550 as of December 31, 2008). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 163,590 on December 31, 2008) for this same subsidiary.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 61,440, corresponding to a joint liability of 51.82% of the amount.

The subsidiaries Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Aços Especiais S.A. and Gerdau Aços Longos S.A. are the guarantors of the vendor of the affiliate Banco Gerdau S.A., in the amounts of R$ 2,332, R$ 2,469, R$ 28,646 and R$ 791, respectively.

The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility of the subsidiary GTL Trade Finance Inc. in the amount of US$ 400 million (R$ 934,800 as of December 31, 2008).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary GNA Partners, in financing contracts in the amount of US$ 2,6 billion (R$ 6,076,200 as of December 31, 2008).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) until the amount of US$ 1,5 billion (R$ 3,505,500 as of December 31, 2008).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement in the amount of US$ 484 million (R$ 1,131,108 as of December 31, 2008).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61,5 billion (R$ 81,795 on December 31, 2008).

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 90 million (R$ 210,684 on December 31, 2008).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 518 million (R$ 1,210,572 on December 31, 2008). Furthermore, the Company provided a supplementary guarantee related to this contract of up to US$ 300 million (R$ 701,100 on December 31, 2008).

The Company provides guarantee for the loan contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200 million (R$ 467,400 on December 31, 2008).

The Company provides guarantee for the obligations that are taken on by Gerdau MacSteel Inc. in hedge operations with the purpose of protecting this company from being exposed to the interest rate oscillations on the international market generated by the Term and Revolving Credit Agreement in the amount of US$ 500 million (R$ 1,168,500 on December 31, 2008).

Derivatives

The Company believes risk management is important for assuring the implementation of its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in foreign exchange rates and interest rate volatility. The objective of risk management is to eliminate potential unexpected variations in the performance of the group’s companies as a result of these fluctuation or volatility.

The objective of derivative transactions is always related to eliminating market risks, as stated in the Company’s policies and guidelines, as well as to managing the volatility of financial flows. The efficiency and assessment of results is measured at the end of the contract when the derivative contract is settled. The monitoring of the effects of these transactions is carried out monthly by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains or losses from derivative financial instruments are recognized in the

Company’s Consolidated Financial Statements at their fair value. Funding is never carried out in a currency in which there is no corresponding cash generation, as stated in its policies.

Derivative use policy: according to the Company’s internal policies, financial income must stem from cash generation from the business and not gains from the financial market. Therefore, the use of derivatives must be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as counterpart an uncovered asset or liability, since the position is not leveraged. The criteria adopted for determining the notional amounts of derivative financial instruments are linked to the amount of debt and/or assets.

The criterion adopted for determining the fair value of derivative financial instruments is based on the use of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset as well as the liability side, are estimated independently and discounted to present value, and the difference in the result between extremities generates the swap’s market value. Values are calculated based on models and price quotes available in the market that take into consideration both present and future market conditions. Amounts are gross before taxes. These amounts may change if the transactions are held to maturity or if they are settled in advance as a result of changes in market rates. Derivative operations include swaps of floating for fixed interest rates, swaps of interest rate in Japanese LIBOR for interest rate in U.S. dollars, swaps of exchange exposure from Japanese yen to U.S. dollars, as well as Non Deliverable Forwards (NDFs).

The subsidiary Aços Villares S.A. has NDFs that qualify as a cash flow hedge with a nominal value of $188.8 million (equivalent to R$ 441.2 million on December 31, 2008) and take on the average PTAX rate in the month before it is due while the bank adopts a fixed U.S. dollar rate for the maturity date. The subsidiary has a short position. The total is distributed into tranches in order to cover income from exporting rolls, with the last tranche due on January 1, 2011. The fair value of this contract, which represents the settlement amount if the contract were finalized on December 31, 2008, is a net loss of R$ 109.5 million, R$ 58.0 million of which in current liabilities and R$ 51.5 million in non-current liabilities. The respective counter entry was recorded on the income statement for the fiscal year in the “Losses with derivatives, net” account for the losses of R$ 42.0 million up to September 30, 2008 and the remaining R$ 67.4 million (R$ 44.4 million net of taxes and minority interest) was recorded in the revenue and expenses statement recognized after October 1, 2008 when the Company chose to enter into and document a cash flow hedge. Counterparts to this transaction include ABN Amro Bank, Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

The subsidiary Diaco S.A. contracted $15.4 million (R$ 35.9 million) on December 31, 2008) in NDFs that matured on February 1, 2009, in order to protect itself from foreign exchange variation in the U.S. dollar in relation to the local currency linked to scrap purchases and other inputs used in the steelmaking process. The subsidiary has a long position. The fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net gain of R$ 2.7 million. Counterparts to this transaction include Banco Santander, Banco Colômbia, Banco Davivienda, and Banco Bogotá. The counter entry was recorded on the income statement for the fiscal year in the “Losses with derivatives, net” account.

The subsidiary, Siderurgica del Perú S.A.A. (Siderperú), contracted $6.29 million (R$ 14.7 million on December 31, 2008) in NDFs that matured on April 22, 2009. The transaction was entered into due to the foreign exchange exposure on financing in dollars with Continental Bank. The subsidiary has a short position. The fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net gain of R$ 110 thousand. The counterpart to this transaction is BBVA. The counter entry was recorded on the income statement for the fiscal year in the “Losses with derivatives, net” account.

The subsidiary Gerdau Aza S.A. contracted $3.1 million (R$ 7.3 million on December 31, 2008) in NDFs that matured on January 30, 2009, in order to protect itself from foreign exchange variation in the U.S. dollar in relation to the local currency linked to finished product purchases used in the steelmaking process. The subsidiary has a long position. The fair value of these contracts, which represents the settlement amount if the contracts were finalized on December 31, 2008, is a loss of R$ 7.4 million and a gain of R$ 7.2 million, for a net loss of R$ 201 thousand. The counter entry was recorded on the income statement for the fiscal year in the “Losses with derivatives, net” account.

The subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a nominal value of US$ 1 billion, which was the equivalent of R$ 2,337,000 as of December 12, 2008. Fixed rates for these swaps are between 3.3005% and 3.7070% and they mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net loss of R$ 147,243, which generates an effect net of taxes of R$ 87,467 in the specific Shareholders’ Equity account. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

The subsidiary Gerdau MacSteel contracted swaps with interest rates, exchanging its floating LIBOR for a fixed rate, in order to reduce its exposure to variations in the LIBOR rate for its Term Loan Facility. Since the Term Loan Facility was contracted at floating LIBOR rates, the Company opted to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts had a nominal value of US$ 400 million (R$ 934,800 as of December 31, 2008) and the LIBOR set for these swaps is between 3.5% and 3.73% and they mature from May/2010 to May/2011. The fair value of these swaps, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net loss of R$ 40,009, which generates an effect net of taxes of R$ 23,328 in the specific Shareholders’ Equity account. The counterparts to this transaction are Santander, Calyon, and Bank of Tokyo-Mitsubishi UFJ.

On December 16, 2008, the subsidiary, Corporación Sidenor, settled in advance interest rate swap contracts whereby it received a variable interest rate based on Euribor and paid a fixed interest rate in Euros. These contracts had a nominal value of € 27 million and a maturity date of March 23, 2010. The amount paid to settle this swap was € 690,000, equivalent to R$ 2,234 as of the settlement date.

For further information regarding to Swap Contracts (Interest Rate Swap and Cross Currency Swap) refer to Note 17 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

While our reporting currency used in our financial statements is the Brazilian real the following information is presented in million of U.S. dollars due to the Company usually manages the information related to Capital Expenditure in this currency.

2008 — Capital Expenditure

The Company invested $5.1 billion in 2008 for the acquisition of new businesses and new property, plant and equipment, for expanding installed capacity and for technological upgrades to its units, mainly in Argentina, Brazil, Canada, Chile, Colombia, Guatemala, Honduras, Mexico, Peru, Spain and the United States. The main investments in the year, considering the effective amount paid (cash flow), are described below.

Long Steel Brazil Operation - A total of $448.0 million was invested in Aços Longos for capital expenditure and acquisitions. An important investment of $47.0 million was made to acquire K.E.R.S.P.E Emprendimentos e Participações Ltda., a scrap processing facility.

Açominas Operation - The Company invested $397.0 million at Açominas, mainly for the installation of a continuous slab casting unit, with operational startup scheduled for the first half of 2009.

Latin America Operation - The Latin American units spent $677.0 million on capital expenditure and acquisitions in 2008. The Company paid $180.0 million for a strategic partnership entered into with Corporación Centroamericana del Acero S.A. in Guatemala, assuming a 30.0% stake in this company, which has installed capacity of 500,000 tonnes of crude steel and 700,000 tonnes of rolled steel. It also invested $110.7 million to acquire a 49.0% stake of Corsa Controladora S.A. de C.V. in Mexico, a mini-mill long steel producer with 300,000 tonnes of rolled steel capacity. The Company also paid $107.2 million for an additional 40.2% interest in the Colombian mini-mill producer Diaco S.A., increasing its controlling interest in this company to 98.7%. Another important investment was the acquisition for $73.0 million of a controlling interest in a metallurgical coke producer and coking coal reserves in Colombia. The Company has annual coke production capacity of 1.0 million tonnes and estimated coking coal reserves of 20 million tonnes.

North American Operation - Gerdau Ameristeel spent $472.0 million on capital projects and acquisitions in 2008. The most significant projects in fixed assets included a new finishing-end in Wilton and a new reheating furnace in Midlothian. The main acquisitions were two scrap processing facilities in the United States and Canada for investment of $52.3 million, and Pacific Coast Steel, a steel distributor, for investment of $148.0 million.

Specialty Steel Operation — This operation invested $3,117.0 million in capital projects and acquisitions. The company invested $1.7 billion to acquire MacSteel, the second-largest specialty steel manufacturer in the United States. With the acquisition of MacSteel, Gerdau’s specialty steel capacity increased from 2.5 million to 3.7 million tonnes. Finally, Gerdau paid $288.0 million to increase by 20% its interest in Corporacion Sidenor SA, a holding company that controls Spain’s largest producer of long steel and forged and molded parts, increasing its stake in the company to 60.0%.

2007 — Capital Expenditure

The Company invested $6.3 billion in 2007 for the acquisition of new businesses and new property, plant and equipment, for expanding installed capacity and for technological upgrades to its units in Argentina, Brazil, Canada, Chile, Colombia, Peru, Spain, United States and Uruguay. The main investments in the year, considering the effective amount paid (cash flow), are described below.

Açominas Operation - The Company invested $721.2 million at the Ouro Branco mill, mainly to expand installed capacity by 1.5 million tonnes of crude steel, and also for technological upgrades of equipment.

Long Steel Brazil Operation - The remaining capital expenditure for Brazilian units was expended on smaller improvements and technological upgrades at Long Steel Brazil Operation facilities.

Latin American Operation - The Latin American units spent $631.0 million on capital expenditure and acquisitions in 2007, compared with $255.0 million in 2006. The Company paid $258.8 million for the acquisition of Tultitlán in Mexico, $114.9 million for the acquisition of Industrias Nacionales (INCA) in the Dominican Republic and $92.5 million for the acquisition of Siderurgica Zuliana (Sizuca) in Venezuela. The remaining capital expenditure was allocated to improvements and technological upgrades at Latin Americans units.

North American Operation - Gerdau Ameristeel spent $4.5 billion on capital projects and acquisitions in 2007, compared with $538.0 million in 2006. The Company paid $4.2 billion for the acquisition of Chaparral Steel in the United States, and another $53.8 million was spent on acquiring a downstream operation, Enco Materials ($46.0 million), and smaller fabrication shop units (rebars and D&R Steel), both located in the United States. The remaining capital expenditure was allocated to improvements and technological upgrades at North Americans units.

Specialty Steel Operation - In 2007, Gerdau invested $165.0 million in capital projects and acquisitions in the Specialty Steel Operation, compared with $542.0 million in 2006. The Company paid $25.8 million for the acquisition of Trefilados de Urbina (Trefusa), a specialty steel drawing facility in Spain, and $140.0 million to reorganize industrial processes and reallocate certain product lines in order to increase productivity and maximize the use of industrial equipment at Sidenor.

2006 — Capital Expenditures

The Company invested $2.1 billion in 2006 in the acquisition of new businesses as well as new property, plant and equipment, increases in installed capacity and in technological upgrades of its units in Argentina, Brazil, Canada, Chile, Colombia, Peru, Spain, United States and Uruguay. The main investments, considering the effective amount paid (cash flow), during the year are described below.

Açominas Operation — The Company invested $374.6 million at the Ouro Branco mill, mainly to increase installed capacity by 1.5 million tonnes of liquid steel and expected to come on stream in 2007 together with technological upgrades of equipment.

Long Steel Brazil Operation - A total of $77.4 million was invested in the completion of the São Paulo rolling mill that started operating in October 2006 as well as other improvements at the same facility. Another important investment of $38.4 million was made in the modernization of equipments at the Cosigua mill.

Latin America Operation - The Latin American units spent $255.6 million on capital expenditures and acquisitions in 2006, compared to $183.4 million in 2005. The Company paid $203.1 million for the acquisition of Siderperú, in Peru. The Company invested $13.8 million in Gerdau AZA, $18.4 million in Diaco and Sidelpa, $12.4 million in Gerdau Laisa and $6.6 million in Sipar for the technological upgrades in equipment.

North American Operation  — Gerdau Ameristeel spent $537.6 million on capital projects and acquisitions in 2006, compared to $135.9 million in 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario mill that commenced production in the fourth quarter of 2006, a new melt shop for the Jacksonville, Florida mill, scheduled for commissioning during the second quarter of 2007, a finishing end upgrade at the Cartersville, Georgia mill that started production in the second quarter of 2006, construction of a new rebar fabrication facility in King George, Virginia that began operations in the fourth quarter of 2006, and a new scrap shredder at the Jackson, Tennessee mill that began operating in the first quarter of 2007. The Company paid $194.7 million for the acquisition of Sheffield Steel, Fargo Iron and Metal and Callaway Building Products in 2006.

Specialty Steel Operation - In 2006, Gerdau invested $541.8 million in capital projects and acquisitions in Spain. The Company paid $340.2 million for the acquisition of a 40% stake in Corporación Sidenor in January of 2006 and $157.0 million for the acquisition of GSB Acero in December.

Main Capital Expenditure Currently in Progress

Given the foreign-exchange variation in the period, the $6.4 billion investment plan announced for 2008-10 triennium is now valued at $5.0 billion, maintaining all the projects announced however subject to the future economic scenario. In 2008, the Company invested $1.4 billion, as planned. The additional $3.6 billion is now scheduled for the next five years and can also be reduced in light of the lower investment costs under the current economic scenario. Investment of $2.4 billion is scheduled for the 2009-11 triennium.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

All Gerdau units have excellent quality control, making use of many different quality tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical procedures for improving the assessment of process variables, and “Quality Function Deployment”, a methodology through which technicians can identify the full range of customer requirements.

As a result of this quality control, 49 units have obtained ISO 9001 certification. In general, production and quality teams are responsible for developing new products to meet customer and market needs.

The Company utilizes a quality control system that was developed in house, which conducts tests with respect to product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies are available to guarantee the Company’s high standards of quality. The Company’s specialists make random visits to customers to check on the quality of the products exported by the Company and thus guarantee user satisfaction in the case of products purchased indirectly.

Due to the specialized nature of its business, the Company’s specialty steel plants are constantly investing in technological upgrading and research and development. These units are active in the automotive segment and maintain a research and development department responsible for new products and for optimizing existing processes.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment the Company uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. The Company has technology transfer agreements with Nippon Steel, Sumitomo Steel, Thyssen, Daido Steel and BSW.

As is common for mini-mill steelmakers, the Company usually acquires technology in the market rather than developing new technology through intensive research and development, since steelmaking technology is readily available for purchase.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

The year 2008 can be divided into two periods for the steel industry. The first period is the first nine months of the year, which was marked by strong demand and high prices in the international market. The second refers to the last three months of the year, which was characterized by sharp contraction in demand and credit, leading to a generalized reduction in inventories throughout the entire chain and a strong decline in capacity utilization at steel plants.

The Company has taken several initiatives to adapt its cost structure, administrative expenses and production to the new challenging scenario. Among these measures the Company can highlight working capital reduction, postponement of the investment program (B — Liquidity and Capital Resources), no advance of dividends and interest on equity, fixed and variable cost reduction, mills stoppages and anticipation of mill maintenance.

The productivity and cost reduction related initiatives implemented in the fourth quarter 2008 continue to be followed throughout the organization and are yielding excellent results. The Company continues to review its production operations in an effort to better match demand, as well as optimize its mix by allocating production volumes to facilities with lower cost structures. Working capital levels continue to improve with efficient management initiatives in terms of inventories and accounts receivables.

Given the foreign-exchange variation in the period, the $6.4 billion investment plan announced for 2008-10 triennium is now valued at $5.0 billion, maintaining all the projects announced however subject to the future economic scenario. In 2008, the Company invested $1.4 billion, as planned. The additional $3.6 billion is now scheduled for the next five years and can be also reduced in light of the lower investment costs under the current economic scenario. Investment of $2.4 billion is scheduled for the 2009-11 triennium.

In the first quarter of 2009 the Company has shown consolidated net revenue of R$ 6,967.7 million, a reduction of 26.0% compared to the fourth quarter of 2008 due mainly to the drop in international prices. A combination of the Company’s cost cutting initiatives and a gradual rebound in the world economy is expected to generate sequentially better results in 2009 compared to the end of 2008 but still lower figures comparing to 2008 full year. The company expects shipments in the second quarter of 2009 to be higher than the shipments for the first quarter of 2009, but considering the new economic scenario and the lower capacity utilization rates, the Company expects full year shipments and steel prices to decline in 2009 compared to 2008.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company has guaranteed 51.82% of the debt of Dona Francisca Energética S.A., an unlisted corporation that owns and operates a hydroelectric power plant, known as Usina Hidroelétrica Dona Francisca. The debt amounts to R$61.4 million. The percentage of this guarantee corresponds to its 51.82% stake in Dona Francisca Energética. In addition, the Company has issued guarantees to Banco Gerdau S.A. for R$34.2 million relating to loans by the bank to its customers for purchasing its products.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the Company’s contractual obligations at December 31, 2008.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5
Short-term debt obligations (1)	1,929,812	1,929,812	—	—	—
Long-term debt obligations (1)	20,453,275	1,858,273	6,446,804	5,999,569	6,148,629
Debentures (1)	850,749	145,034	270,778	333,914	101,023
Interest payments (2)	8,450,646	1,006,714	2,303,772	1,098,953	4,041,207
Operating lease obligations (3)	176,808	33,583	53,683	44,080	45,462
Capital expenditures (4)	2,095,024	1,248,626	846,398	—	—
Unconditional purchase obligations (5)	267,425	267,425	—	—	—
Pension funding obligations (6)	1,769,729	124,608	435,245	167,730	1,042,146
Put option the remaining stake in PCS acquisition (7)	145,025	—	—	145,025	—
Put option granted to Santander Group on Corporación Sidenor acquisition (8)	553,296	—	—	553,296	—
Total	36,691,789	6,614,075	10,356,680	8,342,567	11,378,467

(1) Total amounts are included in the December 31, 2008 consolidated balance sheet. See Note 15 - Loans and Financing and Note 16 - Debentures in the consolidated financial statements.

(2) Interest payments include amounts related to the perpetual bonds, which do not have a final maturity date.  For the purpose of interest calculations, interest payments on the perpetual bonds were considered for 30 years.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2008.

(4) Purchase obligations for capital expenditures correspond to and are related to capital projects.  The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2008, the corresponding liability has not yet been recorded in its current financial statements.

(5) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(7) Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction.  See Note 17.f — Financial Instruments to the consolidated financial statements.

(8) During 2006, the Company entered into an agreement to acquire an interest of 40.0% of Corporación Sidenor, but also granted a put option to Santander Group, which  acquired another stake of 40% of Corporación Sidenor.  According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company five years after the completion of the acquisition. See Note 17.f — Financial Instruments to the consolidated financial statements.

G. SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following is a brief biography of each of the Company Directors and Officers:

JORGE GERDAU JOHANNPETER (72) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). He holds a degree in Law from the Federal University of Rio Grande do Sul. Since January 2, 2007 he has been served exclusively as a member of the Board of Directors, as its President.

GERMANO HUGO GERDAU JOHANNPETER (77) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors.  He holds a degree in Business Administration from the Getúlio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (73) has worked for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (66) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.  From January 2, 2007, he has been served exclusively as a Vice Chairman of the Board of Directors.

ANDRÉ PINHEIRO DE LARA RESENDE (58) was elected as an Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master’s degree from the Postgraduate School of Economics of the Getúlio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. André Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil’s chief foreign debt negotiator, Executive President of Companhia Siderúrgica Tubarão (CST), Executive Vice President and member of the Board of Unibanco — União de Bancos Brasileiros S.A., Director of Brasil Warrant Administração de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (69) was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same university. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (62) was elected as an Independent Board Member in 2002. He holds a degree in Chemical Engineering and Business Administration from the Federal University of Rio de Janeiro (UFRJ). He is president and director of the Latin America Internet Development Group and executive partner of Íntegra Associados, Reestruturação Empresarial Ltda. He is also a member of the boards of several companies in Brazil and abroad, including Suzano BahiaSul S.A., Satipel Industrial S.A., Grupo RBS, São Paulo Alpargatas S.A., Delphi Corporation (United States) and Johnson Electric (Hong Kong). He is a member of the Consultative Councils of Bunge Brasil, Alcoa Brasil and Veirano.

ANDRÉ BIER GERDAU JOHANNPETER (46) has worked for the Gerdau Group since 1980. Recently, he became President of the Company, in the position of Chief Executive Officer (“CEO”). He graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). He studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States). At the beginning of 2008 he became a member of the Board of Directors.

CLAUDIO JOHANNPETER (45) joined the Company in 1982. He became an executive officer in 1997, and is currently in the position of Chief Operating Officer (“COO”). He graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States). At the beginning of 2008 he became a member of the Board of Directors.

OSVALDO BURGOS SCHIRMER (58) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He has also been responsible for Gerdau Bank (Banco Gerdau) since 1994 and is Executive Vice President of the Gerdau Executive Committee since 2002, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. and Metalúrgica Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

MARIO LONGHI FILHO (55) joined the Company in 2005 as Executive Vice President, member of the Gerdau Executive Committee.  Mário graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, São Paulo.

Before joining Gerdau Group, Mário had a successful career at Alcoa, where he became Vice President, heading global operations and member of the Executive Committee.

EXPEDITO LUZ (57) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed as Legal Director in 2001 and became Executive Vice President, Legal and Compliance and Member of the Executive Committee in 2009. He is also Secretary-General of the Board of Directors. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (64) joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. He is now responsible for the Specialty Steel Operations in Brazil and Europe. He holds a degree in Metallurgical Engineering.

MÁRCIO PINTO RAMOS (48) was elected Executive Officer of Gerdau at the Board of Directors meeting held on April 5, 2005 and is responsible for the Latin American operations of Gerdau. He graduated in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital. Effective from April, 28, 2007 Marcio Ramos became Executive Vice President and member of the Gerdau Executive Committee.

ALFREDO HUALLEM (63) has worked for the Gerdau Group since 1975, He was promoted to Executive Officer in 1993 and since December 2007, he also became of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. He graduated in Metallurgical Engineering from the UFF — Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford.

MANOEL VITOR DE MENDONÇA FILHO (52) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer in 2001. Manoel Vitor graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, and holds an MBA from the Getúlio Vargas Foundation.

NESTOR MUNDSTOCK (57) has worked for the Gerdau Group since 1975 and was promoted to Executive Officer in 2001. Nestor Mundstock graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul, in 1975, and received post graduation degrees in Labor Safety Engineering (1979) and Business Management (2000).

GERALDO TOFFANELLO (58) has worked for the Gerdau Group since 1970 and was promoted to Executive Officer in 1988, the same position he holds today. Geraldo Toffanello graduated in Accounting from the FAPCCA — Faculdade Porto Alegrense de Ciências Contábeis e Administração, in 1971.

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

B. COMPENSATION

The employees’ compensation system is divided into two portions: a fixed salary and a variable pay linked to performance.

The fixed portion of the compensation is constantly monitored and compared to market benchmarks in order to maintain parity with the best market practices as adopted by other companies. The variable portion of the compensation package is tied to semi-annual and annual goals. These goals are measured against standards clearly specified that are intended to support and motivate overachievement of individuals and teams results.

The human resources policy states and recognizes co-workers as being strategic to the business.

The Company conducts evaluations based on several different methodologies, including competence mapping, to track the managerial skills of its executives.  Competence mapping aims to identify the degree of alignment of executives with the Company’s strategies and business management and to monitor individual development.

In 2008, Directors and Executive officers from Gerdau were paid a total of R$ 68.7 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, using as performance indicator, actual EBITDA versus planned EBITDA, on the performance of the unit to which the executive is responsible, and on individual performance.

Gerdau Group co-sponsor Pension Plans to his subsidiaries, in Brazil, United States and Canada covering the majority of their employees.  The plans are in majority Defined Benefit plans (65%) and Defined Contribution (35%).

During 2008, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 89 thousand on the basic program and an additional R$ 266 thousand to the supplementary fund. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company. Each of the first two factors influencing 30% and the third 40% in the amount of the variable remuneration for more or less.

On April 30th, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This new compensation program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary (the latter was eliminated as from April 28, 2005). From 2005 on, in order to match their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification on the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007 the Committee on Remuneration and Succession approved the granting of options to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) in number equivalent to 50% of their annual base salaries. This program aims to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

The Compensation and Succession Committee approved the December 2003 stock option grants in 2004, the December 2004 stock option grants in 2005, the December 2005 stock option grants in 2006, the December 2006 stock option grants in 2007 and the December 2007 stock option grants in 2008.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 26.I for a complete summary of the stock option plans):

Grant date: To be vested from: Must be exercised by: Exercise price per share:	Apr/03 Jan/08 Dec/12 R$2.66	Apr/03 Jan/06 Dec/12 R$2.66	Dec/03 Jan/09 Dec/13 R$6.78	Dec/04 Jan/10 Dec/14 R$10.58	Dec/04 Jan/08 Dec/14 R$10.58	Dec/05 Jan/11 Dec/15 R$12.86	Dec/06 Jan/12 Dec/16 R$17.50	Dec/07 Jan/13 Dec/17 R$26.19	Dec/08 Jan/14 Dec/18 * R$14.91	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	1,818,924	2,565,907	679,834	587,140	274,700	1,157,970	882,674	676,514	1,260,331	9,903,994
Exercised Options	1,773,792	2,565,907			35,488					4,375,187

* 1,260,331 options — grant approval at Compensation and Succession Committee Meeting on Feb, 17th, 2009.

Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held in April 2004, the bonus issue of one share for every two shares held in April 2005, the bonus issue of one share for every two shares held in April 2006 and the bonus issue of one share for each share held in June 2008.

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

The structure is composed of three levels and has maintained the existing governing bodies — the Board of Directors, the Executive Committee and Business Operations Committee.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to eleven members; currently there are three independent Board members. The Board has three Committees: Corporate Governance; Strategy; and, Compensation and Succession.

Chairman

Jorge Gerdau Johannpeter (1, 2)

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1, 2, 3)

Member

André Bier Gerdau Johannpeter (2, 3)

Claudio Johannpeter (2)

Independent Members

André Pinheiro de Lara Resende (1)

Affonso Celso Pastore (1, 3)

Oscar de Paula Bernardes Neto (1, 3)

Secretary-General

Expedito Luz

(1) Member of the Corporate Governance Committee

(2) Member of the Strategy Committee

(3) Member of the Compensation and Sucession Committee

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and accompany best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into six business operations (BOs), defined by product line and/or geographical location: BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - Gerdau Açominas (Ouro Branco mill), BO - North America and BO - Latin America. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee’s members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Chief Operating Officer

Claudio Johannpeter

Vice Presidents

Osvaldo Burgos Schirmer (Chief Financial Officer)

Mário Longhi Filho (North America Business Operation)

Paulo Fernando Bins de Vasconcellos (Specialty Steel Business Operation)

Márcio Pinto Ramos (Latin America Business Operation)

Alfredo Huallem (Long Steel Brazil Business Operation)

Manoel Vitor de Mendonça Filho (Gerdau Açominas Business Operation)

Expedito Luz (General Counsel, Chief Compliance Officer)

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

All members of the Board of Directors and the Gerdau Executive Committee, are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Gerdau Executive Committee are elected at meetings of the Board of Directors.

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 30, 2009.

Name	Age	Member Position	Year First Elected
Egon Handel	69	Effective	2005
Carlos Roberto Schroder	69	Effective	2005
Maria das Graças Conceição Machado Costa(1)	61	Effective	2009
Eduardo Grande Bittencourt	71	Alternate	2005
Domingos Matias Urroz Lopes	71	Alternate	2005
Selson Kussler	64	Alternate	2007

(1) Elected by preferred shareholders in April 30, 2009, replacing Roberto Lamb as effective member.

The Board has determined that Egon Handel is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Handel is the founder and partner of Handel, Bittencourt & Cia. - Independent Accounting and Auditing Firm from 1979 until 2008. He was also Manager and responsible for the opening and the operation of the branch in Porto Alegre of Treuhand Auditores Associados Ltda., associated of Touche Ross & Co., and Robert Dreyfuss & Cia. (currently KPMG), from 1970 to 1972. Mr. Handel had faculty experience as Accounting and Auditing Professor at the Universidade Federal do Rio Grande do Sul (UFRGS), in the Undergraduate and Graduate Courses, from 1966 to 1992. Presently, Mr. Handel holds the position of Member of the Board of Auditors, of Gerdau S.A.(acting as Audit Committee). Mr. Handel holds a B.S. in Accounting from UFRGS (1965) and a Master’s Degree in Business Administration, major in Accounting, from Michigan State University (1969). Mr. Schroeder holds a bachelor degree in Accounting and worked as Financial Officer and Manufacturing Officer for large companies in Brazil. Mrs. Costa holds degree in Engineering and a MBA in Corporate Governance from the University of São Paulo (USP), and worked as manager and regional superintendent of Banco do Brasil S.A.

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2006	19,969	17,211	37,180
2007	22,495	19,638	42,133
2008	23,497	22,720	46,217

Outsourced*	Brazil	Overseas	Total
2006	12,238	1,976	14,214
2007	12,622	1,890	14,512
2008	9,419	2,639	12,058

* Outsourced correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2008, the Company employed 46,217 at its industrial units excluding joint ventures. 51% of this total is based in Brazil and the remainder in Latin America, North America and Europe, which have 7,054, 12,556 and 3,110 employees, respectively. During 2007, the number of employees grew mainly due to the incorporation of employees Chaparral, acquired in United States, Sidertul acquired in Mexico and Sizuca acquaired in Venezuela. During 2008, the number of employees grew mainly due to the incorporation of employees of MacSteel and Century, acquired in United States and Coquecol, acquired in Colombia.

As labor unions in Brazil and other Countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to the general market. 36% of the employees of Gerdau in North America are unionized.

Gerdau maintain good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

Gerdau has been and continues to be proactive in establishing and maintaining a climate of good employee relations. Ongoing initiatives include organizational development skills training, team-building programs, opportunities for participation in employee involvement teams, and an open book system of management. Gerdau  believes that a high level of employee involvement is a key factor in the success of its operations. Compensation programs are designed to meet employees financial interests with those of Gerdau shareholders.

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of June 30, 2009.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	1,394	0.00	655,338	0.07
Frederico C. Gerdau Johannpeter	9,470	0.00	9,860,956	1.05
Germano H. Gerdau Johannpeter	3,716	0.00	10,273,402	1.10
Klaus Gerdau Johannpeter	3,840	0.00	9,784,948	1.05
Affonso Celso Pastore	—	0.00	26,238	0.00
Oscar de Paula Bernardes Neto	—	0.00	80,488	0.01
André Pinheiro de Lara Resende	—	0.00	64,353	0.00
Manoel Vitor de Mendonça Filho	—	0.00	42,426	0.00
André Bier Johannpeter	34,798	0.01	268,288	0.03
Claudio Johannpeter	33,864	0.01	427,355	0.05
Osvaldo B. Schirmer	—	0.00	213,428	0.02
Paulo F. B. Vasconcellos	36	0.00	47,300	0.01
Mário Longhi Filho	—	0.00	—	0.00
Márcio Pinto Ramos	—	0.00	3,000	0.00
Expedito Luz	—	0.00	—	0.00
Alfredo Huallem	—	0.00	39,576	0.00
TOTAL	87,118	0.02	31,787,096	3.40

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 26 — LONG-TERM INCENTIVE PLANS in its financial statements included herein for further details.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of June 30, 2009, Gerdau S.A. had 494,888,956 common shares and 925,577,533 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of June 30, 2009, regarding (i) any person known to the Company as the owner of more than 5% of the Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of the Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	378,245,285	76.17	271,353,662	29.03
BNDES Participações S.A. — BNDESPAR	35,917,222	7.23	14,162,154	1.52
Members of the board of directors and executive officers as a group (18 members)	87,118	0.02	31,787,096	3.40

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 76.17% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

B. RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations, (iii) the administration of the Company’s investment funds by a related party bank, (iv) the payment of guarantees and royalties to some controlling companies, and (v) operations with debentures issued by Gerdau and acquired by related parties. See Note 20 — Related Party Transactions for further information.

(i) Gerdau S.A. maintains loans with some of its subsidiaries and other affiliates through loan contracts, which are repaid under conditions similar to those prevailing in the open market. Loan agreements between Brazilian companies are adjusted by the monthly variation in the CDI (interbank deposit rate). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable.

(ii) Commercial operations between Gerdau S.A. and its subsidiaries or related parties basically consist of transactions involving the purchase and sale of inputs and products. These transactions are carried out under the terms and conditions established in the contract between the parties and under prevailing market conditions. The commercial operations include payments relating to loan guarantees.

(iii) The Company holds marketable securities in investment funds managed by a related-party bank. These marketable securities comprise time deposits and debentures issued by major Brazilian banks and treasury bills issued by the Brazilian government.

(iv) The Company pays a fee of 0.7% per year for debt guaranteed by a controlling related-party company. In 2008, the average debt guaranteed by the related party amounted to R$ 2.1 billion.

(v) The Company usually sells and purchases its debentures to or from related parties. The Company has no obligation to repurchase any of these debentures, and purchases and sales have been made as a part of the overall management of the Company’s liquidity.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2008.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated for further information on the reserve for provisions, see the notes to the Financial Statements.

The following table summarizes the balances of provisions recorded for contingencies and related judicial deposits as of December 31, 2008 and 2007 (in thousand of reais):

Claims

	Provisions		Judicial Deposits
	2008	2007	2008	2007
Tax	329,319	349,145	227,484	212,979
Labor	124,479	124,173	27,984	8,506
Other	13,278	15,785	3,152	2,250

Tax Provisions

Part of the provisions correspond to tax matters. The most significant provision of contingencies are related to:

• R$ 122,2 million recorded by subsidiary Gerdau Açominas S.A. related to demands initiated by the Federal Revenue Secretariat regarding Import tax (“Imposto de Importação” — II), Tax on Industrialized Products (“Imposto sobre Produtos Industrializados - IPI”) and corresponding legal increases, due to transactions carried out under a drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Company did not agree with the administrative decision that annulled the concession and continues to insist on regularity of the realized transaction. The claim is currently sub judice in Supreme Federal Court.

• R$ 33,3 million related to State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 43,8 million in Contributions due to the Social Security authorities which correspond to suits for annulment by Gerdau progress in the Federal Court of First Instance in the state of Rio de Janeiro. The provision also refers to lawsuits questioning the position of the National Institute of Social Security (“Instituto Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted with third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with judicial deposits of the amount in discussion, since the Company understands that the right to set up part of the credits has expired, and that, in any event, the Company is not responsible.

• R$ 34 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as R$ 21,8 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills .The Company views these charges as of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are sub judice in the First and Second Instances of the Federal Justice. The Company has made a full judicial deposit for the amount of the disputed charges.

• R$ 42,4 million related to discussions on Social Contribution on Net Income (“Contribuição Social sobre o Lucro Líquido” — CSLL), mostly concerning the constitutionality and basis of calculation of the contribution.

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

• The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand State Value Added Tax (“Imposto sobre Circulação de Mercadorias” — ICMS) credits arising mainly from the sales of products to commercial exporters. The total amount of the actions is R$ 52,2 million. Gerdau did not set up a provision for contingencies, since products for export are exempted from ICMS and no tax is payable.

• The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures, which are claiming State Value Added Tax (“Imposto sobre Circulação de Mercadorias” — ICMS) credits on the export of semi-finished manufactured products. The total amount involved is R$ 36,3 million. Gerdau made no allowance for these lawsuits since the products do not fit in the definition of semi-finished manufactured products defined by federal complementary law and, therefore, are not subject to ICMS. In 2007, the subsidiary, Gerdau Açominas, obtained a final favorable decision in the judicial lawsuit.

• The Company entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS) on December 6, 2000, which allowed the Company to pay Contributions on Social Integration Program (“Programa de Integração Social” — PIS) and Contribution on Social Revenues (“Contribuição para o Financiamento da Seguridade Social” - COFINS) debts in 60 monthly installments. The final installment was paid on May 31, 2005. There is a remaining balance being challenged amounting to R$ 21,3 million, once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the Company believes the refinancing program will be finally extinguished.

• The Company and its subsidiaries, Gerdau Açominas S.A., Gerdau Aços Longos .S.A and Gerdau Comercial de Aços S.A., are part in other State Value Added Tax (“Imposto sobre Circulação de Mercadorias” — ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 158,6 million. No provision for contingency was established for these claims, as the probability of loss is less likely than not.

• The Company and its subsidiary, Gerdau Aços Longos S.A., are part in discussions related to Municipal Property Tax (Imposto Predial e Territorial Urbano — IPTU), Import Tax (Imposto de Importação — II) and Tax on Industrialized Products (Imposto sobre Produtos Industrializados - IPI). The total amount involved is R$ 23,4 million. No provision for contingency was established for these claims, as the probability of loss is less likely than not.

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

• Among them is a court-ordered debt security issued in 1999 in the Company´s favor by the state of Rio de Janeiro in the amount of R$92,6 million arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the state of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-ordered debt not related to alimentary rights, the Company understands realization of this credit in 2008 or in the following years is only possible.

• The Company and its subsidiary Gerdau Açominas. are claming recovery of IPI (“Imposto sobre Produtos Industrializados” - IPI) premium credits. Gerdau S.A. filed administrative appeals, which are sub judice. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of R$ 463,9 million. The credit is not recognized due to the uncertainty of the realization.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2008 of R$ 124,4 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2008, totaling R$ 27,9 million.

Other Provisions

The Company is also defending civil proceedings, other provisions arising from the normal course of its operations, which provisions for these claims amount to R$ 13,2 million. Judicial deposits related to these provisions, at December 31, 2008, amount to R$ 3,1 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised of:

Antitrust Proceedings

Antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law — (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. The process was sent to the Administrative Council for Economic Defense — (“Conselho Administrativo de Defesa Econômica” — CADE), for judgment.

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

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of the CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (R$ 245 million). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after it was contested by CADE.

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

Insurance Dispute

A civil lawsuit was filed by Sul América Cia. Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and a third party for the payment of R$ 34,4 million that were deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer alleges uncertainty as to whom payment should be made and claims that the Company improperly refuses to receive and settle the matter. In its defense, Gerdau Açominas has challenged the arguments raised by the insurer and evidenced the insufficiency of the deposited funds. Said amount was withdrawn by Gerdau Açominas in December 2004, and the suit is still pending in order to determine the amount effectively due.

Based on the opinion of legal counsel, the Company expects the likelihood of loss to be remote and the court’s sentence to recognize defendant’s right to the amount set forth in its defense. Before the commencement of the aforementioned lawsuit, Gerdau Açominas had already filed a lawsuit for payment of the amount recognized as due by the insurer, and also expected to be successful in said proceedings.

The civil lawsuits are the consequence of an accident with the blast furnace regenerators on March 23, 2002, which resulted in the suspension of several activities, material damages to the steel mill equipment and loss of profits.  In 2002, Gerdau Açominas claimed an amount of approximately R$110 million, based on the costs incurred during period of shutdown of the equipment and the emergency expenses incurred in order to provisionally fix it. Subsequently, new claims were added to the discussion, as demonstrated in Gerdau Açominas’s defense, but their amount has yet to be determined. Engineering and accounting analyses for such purpose are currently ongoing.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital.. On December 31, 2008, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$144.1 million ($61.7 million, using the year-end exchange rate) or 1.0% of total paid-in capital of R$14,184.8 million ($6,069.7 million, using the year-end exchange rate).

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

Interest on Capital Stock

Law 9,249 of December 1995, provides that a company may, at its sole discretion, pay interest on capital stock in addition to, or instead of, dividends. A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit of an amount computed as the TJLP (Long-Term Interest Rate) rate of return on its interest on capital stock or 50% of the net income for the fiscal year, whichever is the larger. The payment of interest as described here is subject to a 15% withholding income tax. See Item 10. Additional Information  — Taxation.

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

B. SIGNIFICANT CHANGES

Capital Expenditures - Given the foreign-exchange variation in the period, the $6.4 billion investment plan announced for 2008-10 triennium is now valued at $5.0 billion, maintaining all the projects announced however subject to the future economic scenario. In 2008, the Company invested $1.4 billion, as planned. The additional $3.6 billion is now scheduled for the next five years and may be also reduced in light of the lower investment costs under the current economic scenario. Investment of $2.4 billion is scheduled for the 2009-11 triennium.

Closing of Certain Operations - On June 8th, 2009 Gerdau Ameristeel Corporation announced the production suspension at its Sayreville, New Jersey steel mill and announced the closure of its rolling mill in neighboring Perth Amboy, New Jersey due to lower demand for its products resulting from the downturn in the economy. These actions are expected to occur gradually over the next several months. The Company indicated that it would restart operations at the Sayreville facility when business conditions warrant. The Company has also entered into discussions with the United Steel Workers regarding the potential closure of the Company’s steel mill located in Sand Springs, Oklahoma.

Negotiation of Covenant Reset - On June 22, 2009 Gerdau S.A. obtained approval from its creditor financial institutions for a temporary reset of certain covenants in credit agreements representing US$ 3.7 billion of its total indebtedness, on the following terms (all the terms in accordance with IFRS):

•                  Net debt coverage level of  5 times the EBITDA for the rolling 12 months, instead of the previous 4 times ratio of Gross Debt to EBITDA;

•                  EBITDA for the rolling 12 months of 2.5 times the net interest expense for the same period, rather than 3 times the interest expense;

•                  Gross Debt on a consolidated basis must be limited to US$ 11 billion.

This agreement providing temporary covenant reset expires after September 30, 2010, or sooner should Gerdau decide to terminate.

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

On April, 2008 Gerdau S.A. concluded a public offering of 48.1 million shares Additionally, 4.1 million shares were issued by the Company to satisfy the underwriters’ Greenshoe option. The price defined in bookbuilding was R$ 60.30 per share and for Gerdau S.A. The funds resulting from the capital increase of Gerdau S.A., amounted to R$ 2,834.8 million related to the public offering and another R$ 247.1 million related to the Greenshoe option, with the purpose of improving the capital structure in the Company, as well as the payment of acquisitions.

Price Information

Preferred Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred stock (GGBR4) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollar (converted at the PTAX exchange rate) for the same period.

Additionally the Company has common shares listed at BOVESPA (GGBR3), however this form, only disclose information regarding to preferred stock (GGBR4) for having the highest liquidity and the only one which has American Depositary Receipt (ADR) at NYSE.

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2004	9.30	4.54	3.38	1.47
2005	11.81	6.23	5.08	2.57
2006	16.92	11.72	8.18	5.01
2007	26.19	15.14	15.04	7.09
2008	40.91	10.43	25.09	4.56

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2007
1Q	18.58	15.14	8.95	7.09
2Q	23.51	17.62	12.15	8.60
3Q	24.76	19.23	13.43	9.12
4Q	26.19	22.13	15.04	12.14
2008
1Q	27.77	20.26	16.66	11.06
2Q	40.91	27.61	25.09	15.84
3Q	37.50	19.79	23.33	10.34
4Q	20.54	10.43	10.68	4.56
2009
1Q	18.73	11.20	8.22	4.77
2Q	22.40	13.42	11.47	5.87

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2008
November	15.30	11.20	7.25	4.56
December	16.46	13.40	6.90	5.41
2009
January	18.73	14.98	8.22	6.49
February	17.27	12.62	7.66	5.32
March	13.70	11.20	6.12	4.77
April	15.70	13.42	7.22	5.87
May	20.61	16.87	10.47	8.01
June	22.40	19.05	11.47	9.48

Source: Bloomberg

In the above tables, the stock prices have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one share for every share held, approved in April 2004; (b) the stock dividend of one for two shares held, approved in March 2005; (c) a stock dividend of one share for two shares held, approved in March 2006; and (d) a stock dividend of one share for one shares held, approved in June 2008.

The common and preferred stock are traded in the market, but only the common stock has voting rights. According to the Company’s bylaws, however, specific rights are assured to the non-voting preferred shares. See Gerdau’s bylaws, which are provided as an exhibit of this document.

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2004	3.40	1.43
2005	5.06	2.59
2006	8.24	5.24
2007	14.98	7.10
2008	25.03	4.19

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2007
1Q	8.92	7.10
2Q	12.21	8.65
3Q	13.32	9.20
4Q	14.98	12.23
2008
1Q	16.64	11.70
2Q	25.03	15.79
3Q	23.41	9.94
4Q	10.72	4.19
2009
1Q	8.19	4.72
2Q	11.65	5.89

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2008
November	7.44	4.19
December	7.32	5.34
2009
January	8.19	6.36
February	7.73	4.94
March	6.09	4.72
April	7.11	5.89
May	10.40	7.48
June	11.65	9.36

Source: Bloomberg

The above tables show the lowest and highest market prices for Gerdau stock since 2004. The stock prices have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one share for each share held, approved in April 2004; (b) the stock dividend of one for two shares held, approved in March 2005; (c) a stock dividend of one share for two shares held, approved in March 2006; and (d) a stock dividend of one share for each share held, approved in June 2008.

B. DISTRIBUTION PLAN

Not required.

C. MARKETS

São Paulo stock Exchange - Brasil

Trading on the BOVESPA

The São Paulo Stock Exchange (BOVESPA) is the only stock trade center in Brazil and Latin America’s largest stock exchange. Until August, 2007, BOVESPA was a non-profit association owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. On August 28, 2007, BOVESPA was subject to a corporate restructuring process that resulted in the creation of BOVESPA Holding S.A., a public corporation which had, as fully-owned subsidiaries, the São Paulo Stock Exchange S.A. (Bolsa de Valores de São Paulo S.A. — BVSP) — responsible for the operations by the stock exchange and the organized over-the-counter markets — and the Brazilian Clearing and Depositary Corporation (Companhia Brasileira de Liquidação e Custódia) — responsible for the settlement, clearing and depositary services. Such corporate restructuring has consolidated a demutualization process, thereby causing the access to the trading and other services rendered by the BOVESPA not conditioned to a stock ownership. On May 8, 2008, BOVESPA was subject to another corporate restructuring process that resulted in the creation of BM&F BOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, a public corporation which merged the operations of BOVESPA Holding S.A. and BM&F S.A. On November 28, 2008, Brazilian Clearing and Depositary Corporation (Companhia Brasileira de Liquidação e Custódia), fully-owned subsidiary of BM&F BOVESPA S.A., was merged into BM&F BOVESPA S.A.

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

In order to better control volatility, the BOVESPA adopts a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session. If any circuit breaker takes place during the day, trading sessions thereafter may be suspended by a period of time to be determined as per BOVESPA’s own discretion whenever the index of the BOVESPA falls below to the limit of 20% in relation to the index registered in the trading session of the day before.

Since March 17, 2003, market making activities have been allowed on the BOVESPA. The CVM (Comissão de Valores Mobikliários) and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA may be effected off the exchange under certain circumstances, although such trading is very limited.

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

Corporate Governance Practices in Brazil

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

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM (Comissão de Valores Mobikliários), which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (Law 6,385 of December 7, 1976, as amended) and the Brazilian Corporate Law (Law 6,404 of December 15, 1976, as amended). Law 10,303 of October 31, 2001, amended Law 6,385/76 and Law 6,404/76. The most important changes were (i) the conversion of the CVM into an autonomous governmental agency of the Ministry of Finance, with legal independence and a separate budget, assets and liabilities; (ii) the requirement of greater disclosure by listed companies; (iii) the tag-along right for minority common shareholders in the event of transfer of control of a listed company; (iv) the right of preferred shareholders with non-voting rights or restricted voting rights representing at least 10% of the total stock of a listed company to elect one board member and an alternate (considering that until April 2005, the representative of such shareholders was chosen from a three-name list prepared by the controlling shareholders); (v) the right of the minority common shareholders to elect one board member; and (vi) the condition that preferred shares shall only be permitted to trade on the stock market if they have at least one of the rights mentioned as follows: (a) priority over dividends corresponding to at least 3% of the shares’ net worth based on the company’s last approved balance sheet; (b) the right to receive dividends at least 10% higher than the dividend assigned to each common share; or (c) tag-along rights in the event of transfer of control of the company.

Law 11,638, of December 28, 2007, and Provisional Decree (MP) No. 449, of December 3, 2008, recently amended a number of provisions of Law 6,385/76 and Law 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The new changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law No. 4,131/62 and Central Bank Circular No. 2,997/00 or as a portfolio investment under CMN (Conselho Monetário Nacional) Resolution No. 2,689/00 and CVM Instruction No. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the SFN (Sistema Financeiro Nacional) pursuant to its Regulatory Instruction No. 748/07, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

Law No. 4,131/62 and Central Bank Circular No. 2,997/00 provide that after a foreign direct investment is made, an application for its registration with the Central Bank must be submitted by the investee and the non-resident investor, through its independent representatives in Brazil, within 30 days. The registration of the foreign direct investment with the Central Bank allows the foreign investor to remit abroad resources classifiable as capital return, resulting either from: (i) the transfer of corporate interests to Brazilian residents, (ii) capital reduction, or (iii) the liquidation of a company, as well as funds classified as dividends, profits or interest on shareholders’ equity. Foreign investors with foreign direct investments may also divest those investments through private transactions or transactions conducted through the stock exchange or the over-the-counter market and are generally subject to less favorable tax treatment as compared to foreign investors through investments in portfolios pursuant to CMN Resolution No. 2,689/00 and CVM Instruction No. 325/00. See “Taxation — Brazilian Tax Considerations.”

There are no restrictions on ownership of the Company’s shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of the shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their investment in shares under Law No. 4,131/62 or under CMN Resolution No. 2,689/00.

CMN Resolution No. 2,689/00 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Taxation — Brazilian Tax Considerations” for further description of tax incentives extended to non-Brazilian holders who qualify under CMN Resolution No. 2,689/00.

With certain limited exceptions, under CMN Resolution No. 2,689/00 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, futures or organized over-the counter markets. Investments and remittances outside of Brazil of gains, dividends, profits or other payments for common and preferred shares are made through the exchange market. See “Exchange Controls” for further information regarding non-Brazilian holders who qualify under CMN Resolution No. 2,689/00.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2008, 1,8 billion ADRs were traded, a figure 59.6% higher than in 2007, representing a trading volume of $25.4 billion, equivalent to a daily average of $100.6 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market and brought increased liquidity to its shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA In 2008, a total of 3.6 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex),  a figure 25.8% higher than in 2007, representing a trading volume of €35.1 million, equivalent to a daily average of €138.0 thousand.

ITEM 10.               ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required for this item was included in the Registration Statement in Form 20-F filed on June 30, 2005 (Commission file number 1-14878). The last by-laws’ changes were executed on May 30, 2008 and the more significant modifications were as follow: (i) the increase of the paid-in capital from R$ 7,810,452,785.28 to R$ 14,200,000,000.00; (ii) the increase of the authorized common shares from 400,000,000 to 800,000,000; (iii) the increase of the authorized preferred shares from 800,000,000 to 1,600,000,000; (iv) the increase of the maximum number of directors in the Board of Directors from 10 to 11; and, (v) minor financial statements changes related to recently Brazilian corporate law modifications.

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

C. MATERIAL CONTRACTS

For information concerning material contracts regarding the acquisition of assets, see Item 4 — Company Information, Item 5 — Operating and Financial Review and Prospects and Item 8 — Financial Information. Gerdau S.A. has entered into financial agreements in order to finance its expansion projects and improve its debt profile. Although some of these contracts entail significant amounts, none exceeds 15% of the Company’s consolidated total assets. The most significant financial agreements are described below, with the Company agreeing to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

Senior Notes - On June 27, 2003, Gerdau Ameristeel refinanced most of its outstanding debt by issuing $405.0 million (R$ 939.5 million as of December 31, 2008) in 10 3/8% Senior Notes with maturity on July 15, 2011 and a discount of 2% from face value. Gerdau Ameristeel has the right to call these senior notes at any time at a redemption price that ranges from 105 3/8% to 100%, depending on the year the call is made.

Senior Secured Credit Facility - The Company’s subsidiaries in North America have a $950 million (R$ 2.2 billion on December 31, 2008)  revolving line of credit that matures on October 28, 2010 and can be drawn on in U.S. dollar (at a rate of LIBOR + 1.0% to 2.0% per year or U.S. Prime/Fed Funds plus -0.5% to +0.5% per year) or in Canadian dollars (at a rate of BA (Bankers Acceptance) plus 1.0% to 2.0% per year). The maintenance fee to keep the subscribed amount available under the line of credit varies from 0.25% to 0.35% per year. This line of credit is distributed to the companies in proportion to the working capital of each North American subsidiary. This line of credit was not being utilized on December 31, 2008. The subsidiaries’ inventory and accounts receivable were granted as collateral for this line of credit.

Guaranteed Perpetual Senior Securities - On September 15, 2005, the Company issued $600.0 million (R$ 1.4 billion as of December 31, 2008) 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such securities are guaranteed by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The securities do not have a stated maturity date but must be redeemed by the Company in case of certain specified events of default (as defined in the terms of the securities) which are not fully under the control of the Company. The Company has a call option to redeem these securities at any time starting 5 years after the placement date which will be September 22, 2010. Interest payments are due on a quarterly basis, and each quarterly payment date after September 2010 is also a call date of 100% the face value.

Sinosure - On October 14, 2005, Gerdau Açominas entered into a $201.0 million (R$ 469.7 million as of December 31, 2008)  buyer’s credit facility insured by China Export & Credit Insurance Corporation (Sinosure). The facility was funded by BNP Paribas and Industrial and Commercial Bank of China (ICBC) and was meant to finance 85.0% of the commercial contracts signed between Gerdau Açominas, the Chinese company Minmetals Development Co. Ltd., China Metallurgical Construction (Group) Corporation and certain other Chinese corporations, for the construction of a blast furnace, a coke oven plant and a sinter plant for Gerdau Açominas’ capacity expansion plan throughout 2007. The facility matures 12 years from the date of the agreement, and the interest rate payable is LIBOR plus 0.675% per annum. The facility is guaranteed by the Company.

With respect to the Sinosure financing, a $50.0 million (R$ 116.9 million as of December 31, 2008)  Commercial Loan Facility was entered in between Gerdau Açominas and BNP Paribas on June 15, 2005 to finance the remaining 15% of the aforementioned commercial contracts and 100.0% of the Sinosure Insurance Premium. The tenor of this facility is five years and the interest rate payable is LIBOR plus 0.20% per annum, with a local interest fee payable of 1.30% per annum. This facility is guaranteed by the Company and the loan has been totally utilized. This financing agreement was voluntarily prepaid on June 16th, 2009 and is no longer outstanding.

NEXI II - On March 24, 2006, Gerdau Açominas S.A. entered into a $267.0 million (R$ 624.0 million as of December 31, 2008)  Yen Equivalent Term Loan Facility with a group of banks led by Citibank, N.A., Tokyo Branch. The term loan is insured by Nippon Export and Investment Insurance (NEXI) under its Overseas Untied Loan Insurance facility, and is guaranteed by the Company. The facility has a ten-year tenor and the annual interest rate is LIBOR plus 0.30%. On December 31, 2008, the total funds from this facility had been already drawn. The funds were used to finance part of the project to expand production capacity to 4.5 million tonnes, including the following sub-projects: raw material stock yard, ladle furnace, billet inspection line, railroads, water and gas pipelines, fire system, turbo generator blower, boiler, information technology, management and technical assistance. At the same time this loan facility was contracted, the Company carried out a swap transaction to hedge the yen exchange rate in relation to the U.S. dollar.

Senior Liquidity Facility - On November 1, 2006, the Company entered into a Senior Liquidity Facility aimed at improving its liquidity and better managing its exposure to market risks. This facility helped the Company to minimize its exposure to lower liquidity in financial and capital markets and was part of a Liability Management Program implemented by the Company at that time. The $400.0 million (R$ 934.8 million as of December 31, 2008)  facility is available to Gerdau’s subsidiary GTL Trade Finance Inc. and is guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The facility has an availability period of three years and a two-year payment period as of the effective disbursement date. Costs in connection with the facility are a maintenance fee of 0.27% per annum and interest which accrues at the rate of LIBOR + 0.30% to 0.40% per annum when actually drawn. As of December 31, 2008, no amounts have been drawn under this facility. This facility will expired in November, 2009.

Financing for the Chaparral Acquisition - On September 10, 2007, Gerdau Ameristeel, acting through its wholly-owned subsidiaries Gerdau Ameristeel US Inc. and GNA Partners, GP, entered into a $2.75 billion (R$ 6.4 billion as of

December 31, 2008) term loan facility comprised of (i) a five-year senior export tranche of $1.25  billion, (ii)  a six-year senior export tranche of $1.0 billion, and (iii) a five-year working capital tranche of $500.0 million. The term loan facility is guaranteed by the Company, Gerdau Ameristeel, Gerdau Açominas S.A., Gerdau Açominas Overseas Ltd., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The interest accrued is LIBOR plus a rate that varies from 0.87% to 1.5% per annum as a function of its credit rating at the time of each semiannual interest payment.

These transactions had the objective of providing to the Company and its subsidiary Gerdau Ameristeel the resources for the acquisition of Chaparral Steel. The Capital increase in the subsidiary Gerdau Ameristeel was $1.5 billion (R$ 3.5 billion as of December 31, 2008). The portion of this amount owned by minority interest resulted in the amount of $512.2 million recognized in the consolidated cash flow. The resources that Gerdau Ameristeel has obtained with that Capital increase were used to pay part of the loans related to the acquisition of Chaparral Steel. In order to keep the same ownership percentage in its subsidiary, the Company acquired approximately 66.5% of the shares issued and to finance this capital increase in its subsidiary, the Company issued 10-year bonds in the amount of $1.0 billion (R$ 2.3 billion as of December 31, 2008).

2017 bonds - The Company, through its subsidiary GTL Trade Finance Inc., issued, in October, 2007, ten-year bonds in the amount of $1.0 billion with maturity date of October 20, 2017, with subsequent reopening of $500.0 million in April, 2009, totaling $1.5 billion (R$ 3.5 billion as of December 31, 2008) of outstanding debt. The interest on the bonds is 7.25% per annum, payable on a semiannual basis, with the first payment due on April 20, 2008. The bonds are guaranteed by the Company, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The transaction was classified by Standard & Poor’s and Fitch Ratings as BBB-.

IDB - On August 28, 2008, Gerdau Açominas entered into a $200.0 million (R$ 467.4 million as of December 31, 2008) A/B Loan agreement with the Inter-American Development Bank (IDB). The facility is guaranteed by the Company and was split into two tranches, as follows: Tranche A in the total amount of $50 million, bearing interest of LIBOR + 1.7% per annum and with total tenor of 9 years; and Tranche B in the total amount of $150 million, bearing interest of LIBOR + 1.5% per annum and with total tenor of 7 years. The proceeds from the facility were meant to finance part of the Slab Continuous Casting project of Gerdau Açominas and were fully drawn in December 2008.

Financing for MacSteel Acquisition

On November 19, 2007, Gerdau Group announced that it had reached an agreement to acquire the MacSteel business of Quanex Corporation, the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States.

In April 2008, the Company, acting through its subsidiaries, borrowed $1.54 billion (R$ 3.6 billion as of December 31, 2008) under two bridge loan facilities (i) $540 million through Gerdau US Financing Inc. on April 11, 2008, and (ii) $1 billion through GTL Trade Finance Inc. on April 14, 2008. The bridge loans facilities were taken out in full during the same year by drawing $640 million of Gerdau Group own funds, reopening the GTL Trade Finance Inc. 2017 Bonds in the amount of $500 million and entering into a $400 million three-year term loan. This term loan facility is guaranteed by the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A., Gerdau US Financing Inc. and Gerdau MacSteel Holdings Inc.

Acquisition of Corporación Sidenor, S.A.

On November 15, 2005, the subsidiary Gerdau Hungria Holdings signed, together with two Spanish companies, one a company belonging to the Santander Group, and other composed of the main executives of the administration of the Sidenor Group, as purchasers, and Industria Férricas del Norte Inversiones, S.L., as the seller, a purchase agreement for the acquisition of all the capital stock of Corporación Sidenor, S.A., in Spain.

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of $ 586.7 million plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was $219.2 million (R$ 432.6 million as of December 31, 2008). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. Furthermore, the Company guaranteed to pay to Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a noncurrent liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date 80% of Sidenor as its investment. As of December 31, 2008, such potential commitment totaled R$ 553,3 million.

On December 19, 2008 the subsidiary Gerdau Hungria Holdings indirectly acquired an additional 20% interest in Corporación Sidenor, S.A.. The total amount paid by Gerdau Hungria Holdings was approximately $ 288 million (R$ 674 million in the acquisition date), drawing on its own funds. As a result of this acquisition, Gerdau Hungria Holdings directly and indirectly holds 60% of Corporación Sidenor’s capital, and Grupo Santander, with which Grupo Gerdau will continue to share control, holding the remaining 40%.

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the São Paulo Stock Exchange. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of CMN Resolution 1,289 (“Annex IV Regulations”). Currently, this mechanism is regulated by CMN Resolution No.2,689/00. CMN Resolution No. 2,689/00, which took effect on March 31, 2000, establishes rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial asset and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

Pursuant to CMN Resolution No. 2,689/00, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. CMN Resolution No. 2,689/00 prohibits the offshore transfer or assignment of title to the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

Pursuant to CMN Resolution No. 2,689/00, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; (iv) appoint an authorized custodian in Brazil for its investment and (v) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to CMN Resolution No. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out on exchanges or organized over-the counter markets licensed by the CVM. All investments made by a foreign investor under CMN Resolution No. 2,689/00 will be subject to electronic registration with the Central Bank.

Resolution 1,927 of the National Monetary Council, which is the Amended and Restated Annex V to Resolution 1,289 (“Annex V Regulations”), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADRs have been approved under the Annex V Regulations by the Central Bank and the CVM, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be entitled to favorable tax treatment. According to CMN Resolution No. 2,689/00, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by CMN Resolution No. 2,689/00 and vice versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

A foreign investment registration has been made in the name of The Bank of New York Mellon, as Depositary for the Preferred ADRs (“Depositary”), and is maintained by Banco Itaú S.A. (“Custodian”) on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. In the event that a holder of Preferred ADRs exchanges Preferred ADRs for Preferred Shares, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

Thereafter, unless the Preferred Shares are held pursuant to CMN Resolution No. 2,689/00 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

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

Through CMN Resolution 3,265 of March 4, 2005 (recently revoked and replaced by CMN Resolution 3,568, of May 29, 2008), CMN introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties.

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

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. Until December 31, 2007, fund transfers in connection with financial transactions carried on in Brazil were subject to a temporary tax (“CPMF tax”). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 42, of December 19, 2003, such CPMF tax was levied at a rate of 0.38%. However, as the expiration term of the CPMF tax was set to expire on December 31, 2007, and Congress decided not to postpone such term, financial transactions carried on as of January 1, 2008, are no longer subject to the CPMF tax. A financial transaction tax (“IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency. Until January 2, 2008, the IOF tax rate on such conversions was 0%, but, with the end of the CPMF tax, Government increased such rate to 0.38%, effective as of January 3, 2008 (as provided by Decree 6,339, of January 3, 2008, amended by Decree 6,613, of October 22, 2008). IOF tax in such case is applied on the Brazilian currency amount of the foreign exchange transaction, and shall be collected by the financial institution that carries on the transaction. However, as provided by Decree 6,306, of December 14, 2007, as amended, IOF tax will not be levied upon the conversion of Brazilian currency into foreign currency in connection with the inflow and/or outflow of funds invested by foreign investors in securities that generate variable or contingent income (e.g. Preferred Shares) negotiated in Brazilian stock exchanges, as long as such investments are made in accordance with the rules set forth by the National Monetary Council (Conselho Monetário Nacional - CMN). This exemption applies not only as regards the inflow and/or outflow of funds in connection with the acquisition or disposition of the relevant security, but also as regards the outflow of funds in connection with the payment of dividends and/or interest on capital stock by Brazilian entities to its foreign investors. The Minister of Finance has the legal power to further increase the rate of such tax to a maximum of 25%, but any additional increase will be applicable only on a prospective basis. IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADRs is currently 0%. The Minister of Finance nevertheless has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day of the investor’s holding period, but only to the extent of the gain realized on the transaction and only on a prospective basis.

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

Taxation of Distributions

U.S. holders: In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on a Preferred ADR (which for these purposes likely would include a distribution of interest on equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. The Company does not intent to calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. holder should expect that a distribution on a Preferred ADR generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on a Preferred ADR generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. IF dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt. Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2006 or 2007 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year. The U.S. Treasury Department has announced its intention to promulgate detailed rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those detailed procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. U.S. holders of Preferred ADRs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS. Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders. Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADR has been held for more than one year. In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual may be higher. The deductibility of capital losses is subject to limitations. Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian income tax withheld on a sale of a Preferred Share. The rules relating to the determination of the foreign tax credit are complex income, and U.S. holders are urged to consult with their or Preferred ADR unless the U.S. holder has other income from foreign sources own tax advisers regarding the application of such rules. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2007 or 2008 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year). If the Preferred ADRs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, the U.S. holders holding period) that would otherwise be taxed as capital gains, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADR would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission.  Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at www.gerdau.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Farrapos, 1811 — Porto Alegre-RS — 90.220-005 — Brazil or calling 55-51-3323 2703 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

Gerdau is exposed to various market risks, mainly variations in exchange rates and interest rate volatility. Market risk is the potential loss arising from adverse changes in market rate and prices. Gerdau enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations in interest rates. Gerdau has established policies and procedures for risk assessment and the approval, reporting and monitoring of its derivative financial activities. Gerdau does not carry out leveraged operations involving derivative instruments. The use of derivatives is limited to managing the foreign-exchange exposure of the cash flow generated by the Company’s operations, as well as interest rate swaps.

Foreign Exchange Risk

Gerdau is exposed to fluctuations in the exchange rate of several different currencies movements since substantially all of its revenues generated outside its subsidiaries in the United States, are in the local currency of the respective subsidiaries, mainly in Brazilian reais, while a significant portion of its debt is denominated in or indexed to U.S. dollar. The table below provides information about Gerdau’s significant exchange rate risk sensitive instruments on December 31, 2008.

The Company’s estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value.

Financial instruments indexed to the U.S. dollar excluding North American subsidiaries and foreign subsidiaries with dollar as the functional currency

R$ thousand	2009	2010	2011	2012	2013	Maturity After 2013	TOTAL

Financing for machinery and others
Outstanding amount	538,584	406,625	381,156	260,631	243,833	639,386	2,470,215
Weighted average interest rate	FX+4.91%	FX+4.91%	FX+4.91%	FX+4.91%	FX+4.91%	FX+4.91%
Fair value (total)							2,470,215
Pre-export advances
Outstanding amount	198,522	117,955	68,878	60,380	38,911	—	484,645
Weighted average interest rate	FX+5.03%	FX+5.03%	FX+5.03%	FX+5.03%	FX+5.03%	FX+5.03%
Fair value (total)							484,645
Guaranteed Senior Perpetual Bonds
Outstanding amount	2,765	—	—	—	—	1,402,200	1,404,965
Average interest rate	FX+8.88%	FX+8.88%	FX+8.88%	FX+8.88%	FX+8.88%	FX+8.88%
Fair value (total)							1,184,563
Financing for investments
Outstanding amount	49,418	—	—	—	—	3,505,500	3,554,918
Weighted average interest rate	FX+7.25%	FX+7.25%	FX+7.25%	FX+7.25%	FX+7.25%	FX+7.25%
Fair value (total)							3,155,583
Working capital
Outstanding amount	1,117,639	91,952	49,856	223,687	40,061	16,693	1,539,888
Weighted average interest rate	FX+5.41%	FX+5.41%	FX+5.41%	FX+5.41%	FX+5.41%	FX+5.41%
Fair value (total)							1,539,888

Total debt of subsidiaries outside United States indexed to U.S. dollars	1,906,928	616,532	499,889	544,697	322,805	5,563,779	9,454,631

FX: Indicates that since the debt is denominated in a currency different from the functional currency of the subsidiary, a foreign exchange gain or loss will be recognized in the income statement resulting from the fluctuation of the exchange rate between the U.S. dollar (the currency on which the debt is denominated) and the respective local currency.

Interest rate risk

Part of Gerdau Ameristeel’s borrowings, primarily those associated with its Senior Secured Credit Facility and also for the Term Loan, was negotiated at variable interest rates and expose the Company to interest rate risk. If interest rates increase, debt service obligations on its floating rate debt would increase, leading to a decrease in net income.

From time to time, the Company has entered into interest rate swaps in order to reduce interest rate risk and interest expense. The Company makes only limited use of derivative instruments and only for non-speculative purposes, in order to manage well-defined interest rate risks arising during the normal course of its business.

In order to reduce its exposure to the interest rate of the Term Loan, Gerdau Ameristeel entered into an interest rate swap, in which it receives a variable interest rate based on Libor and pays a fixed rate based on Libor. These contracts have a notional amount of $1.0 billion, and its fair value, which represents the amount that would be received or paid if the agreement was terminated as of December 31, 2008, is a loss of approximately $64.0 million.

Gerdau’s Brazilian operations have also entered into interest rate swaps, in order to manage each entity’s exposure to fixed or floating interest rates. Gerdau Açominas has interest swaps in which it receives a variable interest rate based on Libor and pays a fixed rate based on Libor. These contracts have a notional amount of $208.5 million, and its fair value, which represents the amount that would be received or paid if the agreement were terminated as of December 31, 2008, is a loss of approximately $9.7 million. Gerdau Açominas has also a cross-currency swap in which it receives a variable amount of interest based on Japanese Libor in Japanese yens, and pays a fixed interest in U.S. dollars, with a notional amount of $478 million; such contracts have a fair value, which represents the amount to be received or paid as of December 31, 2008, is a gain of $29.15 million.

The Company has $10.4 billion of long-term debt (including portion due within one year) and debentures, outstanding as of December 31, 2008. Of this total, $3.3 billion is floating-rate debt in U.S. dollars. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would be expected to increase or decrease by approximately $33.0 million.

The remaining $7.1 billion of long-term debt and debentures is fixed-rate debt. Assuming a hypothetical 1% increase or decrease in interest rates at December 31, 2008, the fair value of this fixed-rate debt would be expected to increase or decrease to approximately $54.1 million. Fair market values are based upon market prices of current borrowings rates with similar rates and maturities.

Price risk of commodities

This risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both the prices. The impact measured considering this variation in the price of products sold and raw materials and other inputs totals R$ 187,800 as of December 31, 2008 (R$ 153,444 as of December 31, 2007). The company and its subsidiaries do not have hedges for commodities.

Credit risk

This risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk

This risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Shareholders’ Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders’ Equity Ratio. The Total Debt is composed of loans and financing (see Note 15 – Consolidated Financial Statements) and debentures (see Note 16 - Consolidated Financial Statements). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

Liquidity risk

The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented at Notes 15 and 16 - Consolidated Financial Statements), respectively.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company has amended and restated its Deposit Agreement with The Bank of New York Mellon, the depositary under the Company’s American Depositary Receipt (“ADR”) Program. Among the changes included in the amended and restated Deposit Agreement is a provision introducing new fees of the depositary, as follows:

Fee: Relating to:

•              U.S.$0.02 or less per ADR per annum for depositary services

•              any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

These fees will be in addition to the existing fees and charges of the depositary under the agreement, including for the execution and delivery of ADRs and the surrender of ADRs.

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

Gerdau S.A. has a Disclosure Committee composed of the Chief Executive Officer, Andre Bier Gerdau Johannpeter, the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Schirmer, the Executive Vice President, Legal and Compliance, Expedito Luz, the Accounting Director, Geraldo Toffanello and the Financial Director, Harley Scardoelli. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

No significant changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Management assessed the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, Management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

This assessment excluded the main acquisitions in the period, as MacSteel and its subsidiaries, in United States of America, Cleary Holdings Corp, in Colombia,, Rectificadora del Valles S.A., in Spain, Vicente Gabilondo and Hijos, S.A., in Spain, Trefilados Bonati S.A., in Chile, Distribuidora y Comercializadora de Accros Regionales Limitada, in Chile, Caños Córdoba S.R.L., in Argentina. These purchase business combinations occurred in the current year (2008).

Total assets and total net sales of the entities acquired represent 9.43% and 5.25%, respectively, of the corresponding consolidated financial statements amounts as of and for the year ended December 31, 2008, as shown in the table below:

Acquisition	Total Assets	Total Net Sales *
MacSteel	7.98%	3.89%
Others	1.45%	1.36%
Total	9.43%	5.25%

* The Income Statement amounts are consolidated as from the acquisition date.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the following subsidiaries:

•      MacSteel Inc. and its subsidiaries, in the United States, which was acquired on April 23, 2008 and whose financial statements constitute 11.82% and 7.98 % of net and total assets, respectively, 3.89% of net sales, and 0.67% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008;

•      Cleary Holdings Corp., in Colombia, which was acquired on February 21, 2008; Distribuidora y Comercializadora de Aceros Regionales Ltda., in Chile, which was acquired on May 09, 2008; Retificadora del Vallés, in Spain, which was acquired on May 30, 2008; Vicente Gabillondo e Hijos S.A., in Spain, which was acquired on June 3, 2008; Trefilados Bonati S.A., in Chile, which was acquired on August 5, 2008; and Caños Córdoba S.R.L., in Argentina, which was acquired on October 9, 2008, whose combined financial statements constitute 2.18% and 1.45% of net and total assets, respectively, 1.36% of net sales, and 4.52% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008.

Accordingly, our audit did not include the internal control over financial reporting for the above mentioned subsidiaries. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and related consolidated statements of income, recognized income and expense, and cash flows for the years then ended. Our report dated July 13, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

July 13, 2009

ITEM 16.               [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Egon Handel, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.            CODE OF ETHICS

Gerdau S.A. has adopted a Code of Ethics, termed “Gerdau Ethical Guidelines”, which consolidates the ethical principles and values underlying the Company’s activities. “Gerdau Ethical Guidelines” is a document applicable to all Group employees in Latin America and Europe, independent of their position (except to Venezuela and Mexico operations, where the Guidelines have not been implemented yet). The provisions of the document are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions. The subsidiaries Aços Villares (Brazil) and Sidenor (Spain) have their own Code of Ethics which are compatible with Gerdau´s guidelines.

The Company’s (66,5% owned) subsidiary, Gerdau Ameristeel Corporation has also its own Code of Ethics and Business Conduct, which is compatible with Gerdau’s guidelines as well. Both documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

Gerdau Ethical Guidelines states and defines the values that have formed the foundation of the Gerdau Group for more than 100 years, which are: Satisfied Customers; Total Safety in the Workplace; Engaged and Fulfilled People; Quality in Everything We Do; Responsible Entrepreneurship; Integrity; Growth and Profitability. The document also covers the Company’s and employees’ commitments regarding relationships between Company and employees, customers, shareholders, suppliers, competitors, community and environment.

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

The Company has adhered to the BOVESPA Level 1 Corporate Governance Guidelines and has agreed to comply with all corresponding practices. These include improving quarterly disclosures, promoting compliance with disclosure rules, disclosing the existence and contents of shareholders’ agreements and stock options plans as well as an annual agenda for corporate events.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of R$ Brazilian Reais) which were Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2008 and December 31, 2007:

	2008	2007
Audit fees	14,234	7,555
Audit-related fees	1,307	4,092
All other fees	616	599
Total	16,157	12,246

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

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

The Company has a permanent “Conselho Fiscal” that consists of three up to five members and three up to five alternates and which has ordinary meetings every two months. The members of the Gerdau S.A.’s “Conselho Fiscal” are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau S.A. believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter that is in the process of being amended and which the Gerdau S.A. believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, Gerdau S.A. believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices — Board of Auditors”.

The Board of Auditors members are elected at the Ordinary Shareholders’ Meeting for one-year terms. They are eligible for reelection. In Gerdau S.A. the Board of Auditors consists of three members and three alternates. In Metalúrgica Gerdau S.A. the minority and preferred shareholders elected one of the current five members each. As required by Brazilian law, members of the Board of Auditors must have held office for at least three years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 30, 2005, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of shares issued by Gerdau S.A. to remain in treasury and for the Company’s Long Term Incentive Program or for later cancellation.

Such acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 19,500,000 preferred shares, representing approximately 3.16% of free-float, which totaled 612,181,808 adjusted preferred shares on April 30, 2005.

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

•                  Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários

•                  Unibanco Investshop Corretora de Valores Mobiliários S.A

•                  UBS Corretora de Câmbio e Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect a one stock dividend share for each two preferred shares held, approved in March, 2006 and to reflect a one bonus share for each one preferred shares held, approved in April, 2008.)

	Total Number of Shares Purchased	Average Price Paid per Share(1) (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
May (05/31/2005)	144,000	8.22	0.7%	19,356,000
June (06/02/2005 – 06/30/2005)	1,478,400	7.75	8.3%	17,877,600
July (07/01/2005 – 07/25/2005)	598,200	7.51	11.4%	17,279,400
TOTAL	2,220,600	7.72	11.4%	17,279,400

(1)          Price paid divided by number of shares, excluding broker fees.

On May 25, 2006, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and resolved to authorize the acquisition of preferred shares issued by Gerdau S.A. to remain in treasury and for the Company’s Long Term Incentive Program or for later cancellation.

These shares were acquired using cash funds backed by existing profit reserves up to the adjusted limit of 6,000,000 preferred shares, representing approximately 1.02% of free-float, which amounted to 588,047,108 adjusted preferred shares on April, 30, 2006.

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

•                  Merrill Lynch S.A. Corretora de Títulos Valores Mobiliários

•                  Unibanco Investshop Corretora de Valores Mobiliários S.A.

•                  UBS Corretora de Câmbio e Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect a one bonus share for each one preferred shares held, approved in April 2008.)

	Total Number of Shares Purchased	Average Price Paid per Share(1) (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
May (05/26/2006 – 05/31/2006)	561,400	16.56	9.4%	5,438,600
June (06/01/2006 – 06/30/2006)	2,309,200	15.09	47.8%	3,129,400
July (07/03/2006 – 07/17/2006)	1,846,800	15.95	78.6%	1,282,600
TOTAL	4,717,400	15.60	78.6%	1,282,600

(1) Price paid divided by number of shares excluding broker’s fees.

On January 8, 2008, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 2,000,000 preferred shares, representing approximately 0.34% of outstanding preferred stock, which totaled 583,853,698 adjusted preferred shares on November 30, 2007.

The Board of Director’s authorization remained in force for 30 days from the above date of its approval, ending on February 6, 2008. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following brokers:

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•                  Itaú Corretora de Valores S.A.

•                  Unibanco Investshop Corretora de Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect a one bonus share for each one preferred shares held, approved in April 2008.)

	Total Number of Shares Purchased	Average Price Paid per Share(1) (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
January (01/08/2008 – 01/17/2008)	2,000,000	24.83	100%	—
TOTAL	2,000,000	24.83	100%	—

(1) Price paid divided by number of shares excluding broker’s fees.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE.

Under the Corporate Governance Rules of the New York Stock Exchange, currently in effect, Gerdau S.A. is required to disclose any significant ways in which its corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standard.  These significant differences are summarized below.

The Company is permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that are required to avail itself of an appropriate exemption to the requirement to have a qualifying audit committee under Section 303A.06 of the Rules and its Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of its executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

Majority of Independent Directors:  Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors.  The Company does not have a similar requirement under Brazilian practice and does not have a majority of independent directors serving on its board of directors.

Separate meetings of non-management directors:  Under NYSE Rule 303A.03, the non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management.  Gerdau does not have a similar requirement under Brazilian practice, and its Board includes both executive and non-executive directors.  Executive and non-executive directors do not meet separately.  The Company’s independent directors do not meet separately from directors who are not independent.

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors.  While the Company is not required to have such a committee under Brazilian law, it has a Corporate Governance Committee that is comprised by a majority of independent directors.  The purpose of this Committee is to provide its views to the board in respect of the best practices in corporate governance

Compensation Committee:  Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors. Gerdau is not required to have such a committee under Brazilian practice. It has established a Remuneration and Succession Committee to advise the full Board on employee and executive compensation and recruitment, incentive-compensation plans and related matters, but such committee does not have a separate charter and is comprised of a majority of independent directors.  Its full Board of Directors otherwise is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

Audit Committee:  Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3.  In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3.  There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3.  Gerdau has a board of auditors (conselho fiscal) that currently performs certain of the functions prescribed for the audit committee, although the scope of its duties is not entirely compatible with the requirements of U.S. law and the NYSE rules.  The company has adapted its corporate governance practices and the functions of the board of auditors (with certain limitations due to Brazilian corporate law that qualify for an exemption as authorized by the SEC) to assure compliance with the requirements of the NYSE Rule and Rule 10A-3.  See Item 6C.—“Board Practices—Board of Auditors” and Item 16D.—“Exemption from the Listing Standards for Audit Committees.”

Equity Compensation Plans:  Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. The General Shareholders’ meeting held on April 30, 2003 approved the establishment by the Board of a stock option plan for executives.  Any material changes to such plan, or a new or different plan if established, would require the favorable vote of holders of the common shares of the Company.  Holders of preferred shares, including holders of Gerdau’s ADSs, would not have the opportunity to vote on such a plan or any revisions thereto.

Corporate governance guidelines:  Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines.  Gerdau does not have a similar requirement under Brazilian law, although it does establish operating principles for its executive management and it observes the requirements of Instruction 358 of the Brazilian Securities Commission (CVM) concerning trading in its shares.  In addition, it has adhered to the Level I listing standards of the BOVESPA.

Code of Business Conduct and Ethics:  Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.  Gerdau has a similar requirement under Brazilian law and it has adopted a code of ethics that applies to its directors, officers and employees.  The code does not apply to Gerdau Ameristeel, Sidenor and Villares, each of which has its own separate policy. The Company is currently working on revising the code so that it will apply also to Gerdau Ameristeel, Sidenor and Villares.  A copy of Gerdau’s Ethical Guidelines can be accessed on the Company’s website at www.gerdau.com and a copy can be obtained from us by contacting us at the contact information on the cover of this Annual Report.

Further information concerning Gerdau’s corporate governance practices and applicable Brazilian law is available on the Company’s website, in its submissions to the U.S. Securities and Exchange Commission.  The Company has also voluntarily adhered to the Level I listing standards of the Sao Paulo Stock Exchange (BOVESPA) on which its shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on Gerdau.

PART III

ITEM 17.               FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.               FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.               FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

1.01	Bylaws of Gerdau S.A.

2.02	Corporate Governance Level 1 — BOVESPA*

2.03(a)

Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, and on December 2, 2008, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.**

2.04(b)

Senior Export and Working Capital Facility Agrrement, dated as of September 10, 2007, among Gerdau Ameristeel US Inc. and GNA Partners, GP, as borrwers, the Company, Gerdau Ameristeel Corporation, Gerdau Açomias S.A., Gerdau Açominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as guarantors, the Banks as defined there in and JPMorgan Chose Bank, N.A., as administrative Agent and Collateral Agent.***

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

** Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-9896), filed with the Securities and Exchange Commission on November 18, 2008.

*** Incorporated by reference to Exhibit 99.3 of Gerdau Ameristeel Corporation Form 6-K filed with the Securities and Exchange Commission on September 24, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: July 15, 2009	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2008 and 2007 and

for each of the three years in the period

ended December 31, 2008

and reports of independent registered public accounting firms

Prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – IASB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, of recognized income and expense, and cash flows for the years ended December 31, 2008 and 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 13, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

July 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders

Gerdau S.A.:

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated statements of income, of recognized income and expenses and of cash flows for the year ended December 31, 2006 present fairly, in all material respects, the consolidated results of the operations of Gerdau S.A. and its subsidiaries and their cash flows for the year ended December 31, 2006 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  These financial statements are the responsibility of the Company’s management.  We did not audit: (a) the financial statements prepared in accordance with generally accepted accounting principles in the United States of America of Gallatin Steel Company, a 50% owned joint-controlled entity, for which the Company’s equity in income amounted to R$ 234,866 thousand for the year ended December 31, 2006; the audit of the adjustments required to convert the financial statements of Gallatin Steel Company to IFRS is our responsibility, and (b)  the financial statements of Aços Villares S.A. a subsidiary, which statements reflect total net sales which amounted to R$ 1,661,253 thousand of the related consolidated total the year ended December 31, 2006. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company and Aços Villares S.A., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Notes 2.11 and 2.19.b to the consolidated financial statements, the Company changed its criteria to account for unrealized gains and losses on post-retirement benefits.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Porto Alegre, Brazil

July 13, 2009

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2008 and 2007

in thousands of Brazilian reais (R$)

	Note	2008	2007 (a)
CURRENT ASSETS
Cash and cash equivalents	5	2,026,609	2,026,096
Short-term investments
Held for trading	6	2,759,486	2,836,903
Available for sale	6	627,151	276,374
Trade accounts receivable	7	3,683,933	3,172,316
Inventories	8	10,398,263	6,056,661
Tax credits	9	857,923	598,317
Prepaid expenses		89,262	108,690
Unrealized gains on derivatives	17	10,035	14
Other current assets		322,878	237,602
		20,775,540	15,312,973

NON-CURRENT ASSETS
Long-term investments	6	77,563	—
Tax credits	9	521,441	501,595
Deferred income taxes	10	1,766,355	1,014,129
Unrealized gains on derivatives	17	68,145	1,553
Prepaid expenses		129,368	110,207
Judicial deposits	19	258,620	223,735
Other non-current assets		323,415	290,783
Prepaid pension cost	21	271,447	507,017
Investments in associates and jointly-controlled entities	12	1,775,073	628,242
Other investments	12	21,768	18,623
Goodwill	13	11,294,102	6,043,396
Other intangible assets	14	1,712,930	1,073,715
Property, plant and equipment, net	11	20,054,747	15,827,944
		38,274,974	26,240,939

TOTAL ASSETS		59,050,514	41,553,912

(a) 2007 comparative amounts have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2008 and 2007

in thousands of Brazilian reais (R$)

	Note	2008	2007 (a)
CURRENT LIABILITIES
Trade accounts payable		2,855,419	2,586,634
Short-term debt	15	3,788,085	2,500,985
Debentures	16	145,034	38,125
Taxes payable	18	517,272	462,311
Payroll and related liabilities		551,941	518,098
Dividends payable		7,820	392
Unrealized losses on derivatives	17	69,435	1,964
Other current liabilities		540,431	478,639
		8,475,437	6,587,148

NON-CURRENT LIABILITIES
Long-term debt	15	18,595,002	12,461,128
Debentures	16	705,715	903,151
Deferred income taxes	10	3,060,268	2,346,140
Unrealized losses on derivatives	17	314,267	16,106
Provision for tax, labor and civil claims	19	467,076	489,103
Employee benefits	21	1,275,985	758,899
Put options on minority interest	17-f	698,321	889,440
Other non-current liabilities		414,865	379,589
		25,531,499	18,243,556

EQUITY	23
Capital		14,184,805	7,810,453
Treasury stock		(122,820)	(106,667)
Legal reserve		144,062	278,713
Other reserves		(1,028,355)	90,326
Retained earnings		5,110,818	5,756,529
Cumulative translation difference		1,877,992	(1,049,333)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		20,166,502	12,780,021

MINORITY INTERESTS		4,877,076	3,943,187

EQUITY		25,043,578	16,723,208

TOTAL LIABILITIES AND EQUITY		59,050,514	41,553,912

(a) 2007 comparative amounts have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2008, 2007 and 2006

in thousands of Brazilian reais (R$)

	Note	2008	2007 (a)	2006

NET SALES	25	41,907,845	30,613,528	25,883,911

Cost of sales	29	(31,018,946)	(23,133,902)	(19,039,266)

GROSS PROFIT		10,888,899	7,479,626	6,844,645

Selling expenses	29	(688,640)	(618,938)	(557,045)
General and administrative expenses	29	(2,284,857)	(1,884,405)	(1,784,865)
Other operating income		205,676	110,721	255,194
Other operating expenses		(116,064)	(282,679)	(291,357)

INCOME FROM OPERATIONS		8,005,014	4,804,325	4,466,572

Equity in earnings of unconsolidated companies		122,808	118,399	243,550

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		8,127,822	4,922,724	4,710,122

Finacial income	30	484,046	810,137	939,484
Financial expenses	30	(1,620,782)	(1,202,027)	(903,292)
Exchange variations, net	30	(1,035,576)	723,289	329,633
Gain and losses on derivatives, net	30	(62,396)	1,170	74,467

INCOME BEFORE TAXES		5,893,114	5,255,293	5,150,414

Income and social contribution taxes
Current	10	(1,423,660)	(872,315)	(906,297)
Deferred	10	475,444	(80,012)	17,361
		(948,216)	(952,327)	(888,936)

NET INCOME		4,944,898	4,302,966	4,261,478

ATTRIBUTED TO:
Parent company’s interest		3,940,505	3,549,881	3,546,934
Minority interests		1,004,393	753,085	714,544
		4,944,898	4,302,966	4,261,478

Basic earnings per share - preferred and common	24	2.83	2.68 (b)	2.67 (b)

Diluted earnings per share - preferred and common	24	2.83	2.66 (b)	2.65 (b)

(a) 2007 comparative amounts have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

(b) Retrospectively restated to reflect the effects of stock bonus described in Note 24 and for the change in net income resulting from the change in accounting policy referred to in (a)

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

for the years ended December 31, 2008, 2007 and 2006

In thousands of Brazilian reais (R$)

	2008	2007	2006
Net unrealized (Loss) Gains with pension plans, net of tax	(428,860)	60,434	27,823
Cumulative translation difference	3,470,982	(1,128,864)	(423,793)
Unrealized Loss on net investment hedge	(634,050)	—	—
Unrealized Loss on derivative instruments, net of tax	(155,185)	—	—
Unrealized (Loss) Gains on available for sale securities, net of tax	(29,345)	15,207	—

Net income (loss) recognized directly in equity	2,223,542	(1,053,223)	(395,970)
Net income	4,944,898	4,302,966	4,261,478
Total recognized income and expense for the year	7,168,440	3,249,743	3,865,508

Total recognized income and expense for the year:
Parent company’s interest	5,765,374	2,822,118	3,309,473
Minority interests	1,403,066	427,625	556,035
	7,168,440	3,249,743	3,865,508

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENT OF CASH FLOW

for the years ended December 31, 2008, 2007 and 2006

In thousands of Brazilian reais (R$)

	Note	2008	2007 (a)	2006

Cash flows from operating activities
Net income		4,944,898	4,302,966	4,261,478
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,896,076	1,317,156	1,136,950
Equity in earnings of unconsolidated companies		(122,808)	(118,399)	(243,550)
Exchange variation, net		1,035,576	(723,289)	(329,633)
Gains and losses on derivatives, net		62,396	(1,170)	(74,467)
Post-employment benefits		130,976	(145,929)	(216,015)
Stock based remuneration		7,545	5,707	4,003
Income tax		948,216	952,327	888,936
Loss on disposal of property, plant and equipment and investments		72,782	87,069	39,803
Provision for losses on avaible for sale securities		140,166	15,727	—
Allowance for doubtful accounts		25,613	15,116	16,633
Provision for tax, labor and civil claims		(13,120)	178,381	(52,061)
Interest income		(244,501)	(662,944)	(820,940)
Interest expense		1,151,253	750,033	729,061
Provision for obsolescense and net realisable value adjustment in inventory		256,457	(584)	—
		10,291,525	5,972,167	5,340,198
Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable		1,065,076	(482,616)	(290,638)
Increase in inventories		(2,489,882)	(777,140)	(186,347)
(Decrease) Increase in trade accounts payable		(2,215,810)	455,987	245,483
Increase in other receivables		(427,162)	(456,834)	(1,015,650)
Increase in other payables		197,636	278,541	656,841
Distributions from joint-controlled entities		68,095	109,959	217,169
Purchases of trading securities		(6,739,256)	(3,018,796)	(4,429,866)
Proceeds from maturities and sales of trading securities		6,751,527	5,764,813	3,617,226
Cash provided by operating activities		6,501,749	7,846,081	4,154,416

Interest paid on loans and financing		(970,986)	(711,518)	(555,092)
Income and social contribution taxes paid		(1,895,419)	(696,728)	(912,860)
Net cash provided by operating activities		3,635,344	6,437,835	2,686,464

Cash flows from investing activities
Additions to property, plant and equipment and intangibles		(2,741,048)	(2,757,093)	(2,373,508)
Payments for business acquisitions, net of cash of acquired entities	3.6	(4,076,171)	(8,525,731)	(669,603)
Purchases of available for sale securities		(484,965)	(1,172,992)	(3,274,422)
Proceeds from sales of available for sale securities		426,671	1,099,472	3,010,528
Interest received on cash investments		314,868	191,561	752,424
Net cash used in investing activities		(6,560,645)	(11,164,783)	(2,554,581)

Cash flows from financing activities
Capital increase		2,885,058	907,324	—
Purchase of own shares		(50,259)	—	—
Dividends and interest on capital paid		(1,649,936)	(1,199,424)	(1,070,197)
Proceeds from loans and financing		5,117,617	11,693,389	4,606,793
Repayment of loans and financing		(4,967,812)	(5,622,460)	(3,629,755)
Intercompany loans		1,265,290	291,440	(49,142)
Net cash provided by/(used in) financing activities		2,599,958	6,070,269	(142,301)

Exchange variation on cash and cash equivalents		325,856	(387,749)	(146,758)

Increase in cash and cash equivalents		513	955,572	(157,176)
Cash and cash equivalents at beginning of period		2,026,096	1,070,524	1,227,700
Cash and cash equivalents at end of period		2,026,609	2,026,096	1,070,524

(a) 2007 comparative amounts have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group, which comprises subsidiaries, associates and joint-controlled entities engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India (collectively “the Company”).

At December 31, 2008, the Company had an installed capacity of around 26 million tonnes of crude steel per year, producing steel in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept). Gerdau also produces steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, where manufacturers of consumer goods, such as vehicles and equipment for commercial and home use, basically use merchant bars available in various specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

The Consolidated Financial Statements of Gerdau S.A and Subsidiaries (collectively referred to as the “Company”) were approved by the Board of Directors on July 13, 2009.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements for the years ended on December 31, 2008, 2007 and 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The Company previously presented its consolidated financial statements in accordance with accounting practices adopted in Brazil (BR GAAP) for purposes of Brazilian Securities Commission filings locally in Brazil, including the provisions of Brazilian corporate law and the accounting standards established by the Brazilian Securities Commission (CVM) through December 31, 2006 and these practices differ in some respects from IFRS. When preparing its first set of consolidated financial statements following its adoption of IFRS, for the year ended December 31, 2007, including comparative information for the year ended December 31, 2006, the Company adjusted certain accounting, valuation and consolidation criteria used under BR GAAP in order to conform to IFRS. The first IFRS consolidated financial statements were those for the year ended December 31, 2007 including comparative information for the year ended December 31, 2006 that were made publicly available by the Company by different means, including its web-site, by publication in newspapers in Brazil and by filing them with the CVM and by furnishing them in a Form 6-K to the United States Securities and Exchange Commission (“SEC”).  The reconciliation and description of the effects of transition from accounting practices adopted in Brazil to IFRS relating to equity, net income and cash flow, are presented in Note 4.

The Company changed its basis of financial reporting for purposes of filing consolidated financial statements with the SEC from United States Generally Accepted Accounting Principles (US GAAP) to IFRS issued by IASB, beginning with the financial statements as of and for the year ended December 31, 2008. The first consolidated financial statements of the Company prepared following IFRS issued by the IASB were those as of and for the year ended December 31, 2007 which were filed with the local securities regulator in Brazil and made publicly available. In conjunction with our change in basis of financial reporting from US GAAP to IFRS as issued by the IASB we have also changed our presentation currency from the United States dollars previously used in our financial statements in US GAAP to Brazilian Reais. A reconciliation of equity and net income between US GAAP and IFRS is presented in Note 31.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in note 2.18. The Consolidated Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain non-current assets and financial instruments.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company adopted all applicable rules, revision of rules and interpretations issued by IASB and that were applicable on December 31, 2008.

2.2 – Translation of Foreign Currency Balances

a)    Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company’s consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The Consolidated Financial Statements are presented in Brazilian reais (R$), which is the functional and reporting currency of Gerdau S.A.

b)    Transactions and Balances

Transactions denominated in foreign currency (i.e., currencies other than the functional currency) are converted to the functional currency using the exchange rate in effect on the transaction date. Gains and losses resulting from the difference between the conversion of assets and liabilities denominated in foreign currencies at the year-end and the conversion of the transaction amounts are recognized in the statement of income.

c)    Group Companies

The results of operations and financial position of all subsidiaries included in the consolidated financial statements and equity investments (none of which are located in hyperinflationary economies) with functional currencies different from the reporting currency are translated into the reporting currency as follows:

i)           Assets and liabilities balances are translated at the exchange rate in effect at the date of the Consolidated Financial Statements. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction;

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity in the account named “Cumulative translation difference”.

2.3 - Financial Assets

a) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

b) Short and Long-term Investments

Short and long-term investments are classified into the following categories: held to maturity securities, available for sale securities, and securities reported at fair value through profit and loss with gains and losses included in income (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, they are classified as trading securities. When the purpose is to hold the investment until maturity, they are classified as held to maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the two options above, investments are classified as available for sale securities.

When applicable, additional costs directly related to the acquisition of a financial asset are added to the amount initially recognized, except for trading securities which are categorized as fair value through profit and loss.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Held to maturity securities are recognized at amortized cost and are reported at acquisition cost plus interest, monetary adjustments, and exchange variation, less impairment losses, when applicable, incurred up to the Consolidated Financial Statements date.

Trading securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in income when incurred.

Available for sale securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized as a specific component of Equity when incurred. Gains and losses recorded in Equity are recognized in income for the year when these investments are sold or considered not recoverable.

c) Trade Accounts Receivable

Trade accounts receivable are stated at realizable values (amortized cost), and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, individual situation of each customer and the situation of the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided at note 7.

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events have occurred after the initial recognition of the financial asset and such event or events had a negative impact on the estimated future cash flows of the investment.

2.4 – Inventories

Inventories are stated at the lower of net realizable value (estimated sale amount in the normal course of business less estimated cost of sale) and average production or acquisition cost. Provisions for slow-moving or obsolete inventory are recorded when considered necessary by Management. The Company determines the cost of its inventory through the weighted average cost using the absorption method.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29 — Financial reporting in Hyperinflationary Economies, less depreciation, except for land which is not depreciated. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in process the borrowing costs incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Depreciation is calculated under the straight-line method at rates that take into consideration the estimated useful lives of the assets and the estimated residual value of the asset at the end of its useful life.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The residual value of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The estimated residual value of the asset at the end of its useful life and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year-end.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The net book value of property, plant and equipment is written off immediately when it exceeds its recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

2.6 – Other Intangible Assets

Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates, customer contracts and relationships, which represent the capacity to add value of acquired companies based on the relationship with customers. Intangible assets with definite useful life are amortized taking into consideration their effective use or a method that reflects their economic benefit. The net book value of intangible assets is written off immediately when it exceeds the estimated recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

2.7 – Provision for Impairment of Long-Lived Assets

On the date of each Consolidated Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs to sell and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and intangible assets with indefinite useful life are tested for impairment at least once a year in December.

When the carrying amount of the asset exceeds its recoverable amount, the Company reduces the asset’s carrying amount to the recoverable amount.

For assets recorded at cost, the reduction to the recoverable amount is recorded in income for the year. If the recoverable amount of an asset is not determined individually, the recoverable amount of the business segment to which the asset belongs is analyzed.

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined as if the impairment had not been recorded.

2.8 – Investments

a) Investments in Subsidiaries

The Company’s consolidated financial statements incorporate the financial statements of the Gerdau S.A.. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders Meetings or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other special purpose entities, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interests in equity and in net income of subsidiaries is reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the account “Minority interests”.

For companies acquired after January 1, 2006, which is the Company’s transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at their respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The minority interests are presented based on the proportion of the fair value of the assets and liabilities identified.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively, when applicable. Intercompany transactions and balances are eliminated in consolidation. Gains or losses resulting from the transactions between Consolidated Entities are also eliminated.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order for them to be in accordance with the respective accounting practices adopted by the Company.

b) Investments in Jointly-Controlled Entities

Jointly-controlled entities are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-controlled entities are recognized under the equity method from the date the joint control is acquired. According to this method, investments in jointly-controlled entities are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in earnings and other variations in Equity of these companies. Additionally, the balances of the investments can be reduced due to impairment losses.

Losses in jointly-controlled entities in excess of the investment in these entities are not recognized, except when the Company is contractually obligated or has agreed to reimburse these losses.

Any excess of the acquisition cost of an investment over the net fair value of assets, liabilities and contingent liabilities of a jointly-controlled entity on the respective acquisition date of the investment is recorded as goodwill. Goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place.

Furthermore, dividends received from these companies are recorded as a reduction in the value of the investments.

Gains and losses on transactions with jointly-controlled entities are eliminated against the value of the investment in these jointly-controlled entities proportionately to the Company’s interest.

c) Investments in Associate Companies

An associate company is one over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but over which it does not have control or joint control of its policies.

Investments in associate companies are recorded under the equity method. According to this method, investments in associate companies are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted to recognize impairment losses.

Losses on associate companies in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the associate company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with associate companies are eliminated proportionately to the Company’s interest against the value of the investment in these associate companies.

d) Investment under the Cost Method

Investment under the Cost Method refers to those where the influence over the acquired company is not significant. Under the cost method, the investment is recorded at cost at the time of purchase. The Company does not need any entries to

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

adjust this account balance unless the investment is considered impaired or there are liquidating dividends, both of which reduce the investment account.

2.9 – Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the contractual terms.

b) Short and Long-Term Debts

Short and Long-Term Debts are stated at amortized cost.

They are stated net of transaction costs, and are subsequently measured at the amortized cost using the effective interest rate method.

c) Equity Instruments

An equity instrument is based on a contract that evidences a residual interest in the assets of an entity after deducting its liabilities.

2.10 – Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the Financial Statements in the countries where the Company’s subsidiaries operate and generate taxable income. Periodically, Management assesses the positions it has taken in relation to tax issues that are subject to interpretation and records a provision when income and social contribution taxes are expected to be paid.

Deferred income and social contribution taxes are recognized for differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except in business combinations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Financial Statements and applicable when the respective income and social contribution taxes are paid.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which temporary differences and tax losses can be utilized.

2.11 – Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described in notes 21 and 26.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plan are recorded based on actuarial calculations performed every year by actuaries, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, demographical and economic hypotheses and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in Equity as described in Note 21. The Company believes that the recognition of actuarial gains and losses in Equity provides a better presentation of these changes in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

the consolidated financial statements when considered as a whole. Therefore, the Company changed the method of recognition of actuarial gains and losses established in paragraph 93A of IAS 19 as explained in Note 2.19b.

2.12 - Other Current and Non-current Assets and Liabilities

Other current and non-current assets and liabilities are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 – Related-Party Transactions

Loan agreements between the companies in Brazil and abroad are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions as stated in contracts between the parties.

2.14 – Dividend Payment

Dividend payments are recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. specify dividends of not less than 30% of the annual income; therefore, Gerdau S.A. records a provision at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 – Revenue recognition

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, it is probable that the economic benefits will be received by the Company, and the risks and benefits of the products have been fully transferred to the buyer. The related costs of freight are included in cost of sales.

2.16 - Investments in Environmental Protection

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

2.17 – Lease Contracts

Leases are classified as finance leases whenever the terms of lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Financial Statements include, therefore, estimates for the determination of useful lives of property, plant and equipment (note 11), estimates of the recoverable amount of long-lived assets, with respect to the need and the amount for provisions (note 19), for the determination of income taxes (note 10), in determining the fair value of financial instruments (assets and liabilities) and other instruments (note 17), estimates in selecting interest rates, expected return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits (note 21), and estimates

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

when selecting the valuation model and inputs used in measuring share-based compensation (note 26). Actual results could differ from those estimates.

2.19 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Financial Statements

Critical accounting policies are those that are both (a) important to present the financial position and results of operations and (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant.  Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

a) Deferred Income and Social Contribution Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income and social contribution taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income and social contribution tax asset is revised at each Consolidated Financial Statement date and reduced by the amount that is no longer probable of being realized based on future taxable income. Deferred income and social contribution tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

The realization of deferred tax assets for tax loss carryforward are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of continuous profitability and estimated the recovery of deferred tax assets over future years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

b) Pension and Post-Employment Benefits

The Company adopted in 2008 the accounting policy established in paragraph 93A of IAS 19 in which actuarial gains and losses are recognized in the period in which they occur and they are recorded in the Consolidated Statement of Recognized Income and Expense, which is now presented instead of a consolidated statement of changes in Equity. On its original first IFRS consolidated financial statements for the years ended December 31, 2007 and 2006, these actuarial gains and losses were recognized over the remaining average period of active service for employees in the statement of income.

Due to the adoption of this change in accounting policy, the comparative information was adjusted as follows:

As of a December 31, 2006: “Other reserves” within Equity were increased by R$ 21,669 and “Minority interests” were increased by R$ 6,154. This change in accounting policy does not have any impact in net income for the year ended December, 31 2006.

As of and for the year ended December 31, 2007: “Prepaid pension cost” was increased by R$ 89,294 and “Employee benefits” liabilities were reduced by R$ 35,226. “Deferred income taxes” liabilities were increased by R$ 13,021 and “Deferred income taxes” assets were reduced by R$ 30,369. These amounts increased the controlling shareholder’s interest by R$ 67,516 and the minority interests by R$ 13,614. Net income allocated to the controlling shareholder was reduced by R$ 1,922 and net income allocated to the minority interests was reduced by R$ 349. While the change in accounting policy resulted in a change in net income for the year ended December 31, 2007 the change did not result in any change in basic or diluted earnings per share as result of its reduced amount.

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

i)                 The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)             Pension plan assets are stated at fair value.

iii)         A plan curtailment results from significant changes in the expected service period of active employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial computation other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

During 2008, actuarial gain and loss recognized in Equity was a gain of R$ 89,578 for the Brazilian plans, and for the North American plans, such figure was a loss of R$ 350.421. These and other information related to service cost, interest cost, return of plan assets, among other related to pension and post-employment benefits, are described at note 21.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as “current liabilities” and in noncurrent liabilities in the account “Other liabilities”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 92,755 as of December 31, 2008 (R$ 17,759 current liabilities and R$ 74,996 in non-current liabilities). Of this total, R$ 28,896 corresponds to the Brazilian subsidiaries (R$ 29,282 as of December 31, 2007) and R$ 63,859 to the North American subsidiaries (R$ 27,514 as of December 31, 2007). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company believes they are compliant with all the applicable environmental regulations in the countries where they operate (see note 22).

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date.

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. However, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from minority interests of the acquired companies, or grant of put options to some minority interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account “Put options on minority interest” (note 17.f), and the determination of this value involves a series of estimates that can significantly impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made certain business combinations. According to IFRS 3 — Business Combinations, the Company should allocates the cost of the purchased entity to the assets acquired, liabilities assumed and minority interests based on their fair value estimated on the date of acquisition. Any difference between the cost of the purchased entity and the fair value of the assets acquired, liabilities assumed and minority interests is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

During 2008, the Company completed certain acquisitions and the most relevant of them was Gerdau MacSteel Inc. This acquisition was made on April 23, 2008 and the purchase price was R$ 2.4 billion in cash, plus the assumption of its debts and some liabilities of the acquired company. See Note 3.5 for the complete purchase price allocation calculations, as well as information about all other acquisitions completed.

The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if actual results are not consistent with estimates and assumptions considered, the Company may be exposed to losses that could be material.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relationship with the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity — SPE as defined by SIC Interpretation 12 Consolidation — Special Purpose Entities of the IASB.

i) Impairment Test of Assets with indefinite useful life

There are specific rules to assess the impairment of long-lived assets, especially property, plant and equipment, goodwill and other intangible assets. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs of sale and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and assets with indefinite useful life are tested for impairment at least once a year, in December.

When the residual carrying value of the asset exceeds its recoverable amount, the Company recognizes a reduction in this asset’s book balance.

For assets recorded at cost, the reduction in recoverable amount must be recorded in income for the year. If the recoverable amount of an asset is not determined individually, the recoverable amount of the business segment to which the asset belongs is analyzed.

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined considering as if the impairment had not been recorded.

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including EBITDA multiples (Earnings before Interest, Taxes, Depreciation and Amortization) and discounted cash flow for units with goodwill allocated, to do so.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could give rise to a need to anticipate the test run annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is anticipated. In December 2008, the Company carried out goodwill impairment tests for all of its business segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any impairment to the Company’s goodwill for any of the years presented as well as other assets with indefinite useful life.

The impairment review process is subjective and requires significant judgment throughout the analysis. The valuation of the Company’s reporting segments based on forecasted cash flows could be negatively impacted if the world economy recovery proves to happen at a slower pace then the one foreseen when preparing its financial statements for December 2008, in which case the Company may be required to record goodwill impairments.

2.20 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and interpretations were published and must be adopted beginning January 1, 2008. The Company’s assessment of the impact that these new procedures and interpretations had on these Consolidated Financial Statements is as follows:

Standards and Interpretations for current and or adopted in advance standards

IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures

In October 2008, the IASB issued a revised version of IAS 39 and IFRS 7 on the reclassification of certain financial assets. The amendments are effective beginning on July 1, 2008.  The adoption of these amendments did not impact the Company’s Consolidated Financial Statements (see Note 17.g.).

IFRIC 12 – Service Concession Arrangements

In November 2006, the IFRIC issued Interpretation 12, which provides guidance as to the accounting for service concessions. This Interpretation defines the main principles for recognizing and measuring the obligations and rights related to the service concession contracts and focuses on the following items: (a) treatment of the rights of the operator to the infrastructure, (b) recognition and measurement of the concession values, (c) construction or improvement services, (d) operating services, (e) financing costs, (f) subsequent accounting for financial asset and intangible asset, and (g) items

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

provided by the operator to the concession grantor. The entity should apply this Interpretation to fiscal years beginning on or after January 1, 2008. The adoption of this Interpretation did not impact the Company’s Consolidated Financial Statements.

IFRIC 14– IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, the IFRIC issued Interpretation 14, which addresses the measurement of defined benefit assets and the measurement at present value of economic benefits available. An entity shall apply this standard for annual periods beginning on or after January 1, 2008. The adoption of this Interpretation did not impact the Company’s Consolidated Financial Statements.

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation

In July 2008, the IFRIC issued Interpretation 16, which addresses accounting for hedges of an investment in a foreign operation and its impact on the Consolidated Financial Statements. The entity should apply this Interpretation to annual periods beginning on or after October 1, 2008 with earlier adoption permitted. The Company adopted this Interpretation in advance, on September 30, 2008, and opted to designate hedge of net investments as described at Note 17.g.

Standards and Interpretations for standards not yet effective

IAS 23 – Borrowing Costs

The IASB issued a revised version of IAS 23 in March 2007, which deals with inclusion of borrowing costs that apply to the acquisition, building, or production of an asset. The Company is required to implement this regulation for years beginning on or after January 1, 2009. The adoption of this amendment will not have an impact in the Company’s Consolidated Financial Statements..

IAS 1 – Presentation of Financial Statements

The IASB amended IAS 1 in September 2007 and this change went into effect for years beginning on or after January 1, 2009. This modification deals with the way in which dividends are disclosed and presentation of the statement of comprehensive income, as well as addresses other aspects related to the Consolidated Financial Statements. The adoption of this amendment will not have an impact in the Company’s Consolidated Financial Statements.

IAS 27 – Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised version of IAS 27, whose changes are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary. This amended Standard must be applied to years beginning on or after July 1, 2009. The Company is evaluating the effects of implementing the changes in this regulation.

IAS 39 – Financial Instruments: Recognition and Measurement

In July 2008, the IASB amended IAS 39 that deals with items eligible to be hedged. This change is effective for years beginning on or after July 1, 2009. The adoption of this amendment will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 8 – Operating Segments

In November 2006, the IASB issued the IFRS 8, which replaces IAS 14 – Reporting Financial Information by Segment and specifies disclosures of information about operating segments in the annual financial information and amends IAS 34 “Interim Financial Information”, which requires that an entity report selected financial information about its operating segments in interim financial information. This statement defines an operating segment as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for years beginning on or after January 1, 2009. The Company believes that the adoption of IFRS

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

8 will not have significant impacts on its Consolidated Financial Statements and the adoption will result in disclosing more detailed information about segments.

IFRS 2 – Share-based Payment

In January 2008, the IASB issued changes to IFRS 2 that deal with definitions for acquiring rights and dictate treatment for an award that is cancelled. Changes are effective for years beginning on or after January 1, 2009. The Company is evaluating the effects of implementing the changes in this standard.

IFRS 3 – Business Combinations

In January 2008, the IASB issued a revised version of the IFRS 3 and changes are effective for years beginning on or after July 1, 2009. The Company is evaluating the effects of implementing the changes in this standard.

IFRS Annual improvements of May 2008

In May 2008, the IASB issued revised versions for various IAS and IFRS regulations. Changes for IFRS 5 go into effect beginning July 1, 2009 and beginning January 1, 2009 for the other changes. The Company is evaluating the effects of implementing the changes in these regulations.

IFRIC 13 - Customer Loyalty Programmes

In June 2007, the IFRIC issued Interpretation 13, which deals with loyalty programs used by entities to offer customers incentives for purchasing products and services. The entity is required to implement this Interpretation for years beginning on or after July 1, 2008. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 15 – Agreements for the Construction of Real Estate

In July 2008, the IFRIC issued Interpretation 15, which deals with accounting policies for recognizing revenues from property sold by contractors before building of the unit is finished. The entity is required to implement this Interpretation for years beginning on or after January 1, 2009. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 17 – Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued Interpretation 17 that deals with the distributions of non-cash assets to the owners. The entity is required to implement this Interpretation for years that begin on or after July 1, 2009, but earlier adoption is permitted. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 18 – Transfers of Assets from Customers

In January 2009, the IFRIC issued Interpretation 18 that deals with the transfer of assets from customers to the Company. The entity is required to prospectively implement this Interpretation for assets received from customers on or after July 1, 2009; earlier adoption is permitted. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IAS 39 e IFRIC 9 - Embedded Derivatives

In March 2009, the IASB revised IAS 39 and IFRIC 9, which deal with aspects related to the recognition of derivatives. The entity is required to implement these changes for years beginning on or after June 30, 2009. The Company is evaluating the effects of implementing the changes in these regulations.

IFRS 7 - Financial instruments: Disclosures

In March 2009, the IASB revised IFRS 7, which deals with new disclosures about measurement of fair value and liquidity risks. The entity is required to implement this change for years beginning on or after January 01, 2009. The adoption of this standard will result in more details about data explained above as from 2009.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

IFRS Annual improvements of April 2009

In April 2009, the IASB revised various standards and interpretations as follows: IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38, IAS 39, IFRIC 9 e IFRIC 16. The changes in the standards IFRS 2 and IAS 38 and interpretations IFRIC 9 and IFRIC 16 are effectives for years beginning on or after July 01, 2009. The other changes in standards are effective for years beginning on or after January 01, 2010. The Company is evaluating the effects of implementing the changes in these regulations.

IFRS 2 – Share-based Payment

In June 2009, the IASB revised rule IFRS 2, which deals with share based payments settled in cash or other assets, or by issuing equity instruments. This change is effective for years beginning on or after January 01, 2010. The Company is evaluating the effects of implementing the change in this standard.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and the subsidiaries in which it holds controlling interest, and interests in entities in which the Company is considered the primary beneficiary, i.e., holder of the main benefits and risks (even if the Company does not control a majority of the voting shares).

3.1 - Subsidiaries

Listed below are the interests in consolidated subsidiaries:

		Equity Interests(*)
		Total capital			Voting capital
Consolidated company	Country	2008	2007	2006	2008	2007	2006
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	—	100.00	100.00	—
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	66.37	66.45	66.78	66.37	66.45	66.78
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Gerdau Aços Longos S.A.	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Macsteel Holdings Inc and subsidiaries (3)	USA	100.00	—	—	100.00	—	—
Paraopeba - Fixed-income investment fund (4)	Brazil	94.15	97.00	96.67	94.15	97.00	96.67
Corporación Sidenor S.A. and subsidiaries (5)	Spain	60.00	40.00	40.00	60.00	40.00	40.00
Gerdau América Latina Participações S.A.	Brazil	89.35	89.35	89.35	89.36	89.36	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	98.75	98.75	98.75	98.75	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	93.30	92.16	89.35	93.31	92.16	89.36
Aramac S.A. and subsidiaries (8)	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	83.28	83.28	83.28	83.28	83.28	83.28
Diaco S.A. and subsidiary (9)	Colombia	98.72	57.83	57.74	98.72	57.83	57.74
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	—	100.00	100.00	—
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	97.06	99.73	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	99.90	99.90	99.90	99.90	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	83.77	92.75	92.75	83.77
Siderúrgica del Pacífico S.A.	Colombia	98.24	98.19	98.64	98.24	98.19	98.64
Cleary Holdings Corp.	Colombia	50.90	—	—	50.90	—	—
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	—	100.00	100.00	—
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgins Islands	100.00	100.00	100.00	100.00	100.00	100.00

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau USA Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc.,  Pacific Coast Steel, and Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Gerval DTVM Ltda.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

(5) Subsidiaries: Sidenor Industrial S.L., Aços Villares S.A., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Trefeileria Arraste, S.L., Trefilados de Urbina, S.A., Rectificadora del Vallés S.A., Vicente Gabilondo, and Hijos S.A..

(6) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda e Trefilados Bonati S.A., Cerney Holdings Ltd., and Indac Colômbia S.A.

(7) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L.

(8) Subsidiary: GTL Equity Investments Corp.

(9) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(10) Subsidiaries: Siderúrgica Tultitlán, S.A. de C.V., Ferrotultitlán, S.A. de C.V., Arrendadora Valle de México, S.A. de C.V., and GTL Servicios Administrativos México, S.A. de C.V.

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

As a result of the option to purchase an additional 40% interest described at note 17.f. the Company has recognized an 80% interest in Corporación Sidenor since the acquisition date. After the acquisition of an additional 20% stake described at note 3.5.17, the Company recognizes 100% as its interest Corporación Sidenor instead of the 60%, as described in the table above. The 100% interest is composed by the 60% purchased and the option to purchase an additional 40% referred to above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

		Equity Interests (*)
		Total capital			Voting capital
Jointly-controlled entities	Country	2008	2007	2006	2008	2007	2006
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Estructurales Corsa, S.A.P.I de C.V	Mexico	50.00	—	—	50.00	—	—
SJK Steel Plant Limited	India	45.17	—	—	45.17	—	—

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the jointly-controlled entity.

The condensed financial statements of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, and Estructurales Corsa, S.A.P.I. de C.V., accounted for under the equity method, are presented below on a combined basis:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Joint-controlled entities
	2008	2007
Assets
Current	566,235	404,275
Non-current	462,633	316,001
Total assets	1,028,868	720,276

Liabilities
Current	95,953	139,468
Non-current	10,085	8,493
Shareholder’s equity	922,830	572,315
Total liabilities and shareholder’s equity	1,028,868	720,276

	2008	2007	2006
Statements of income
Net sales revenue	2,202,182	1,864,821	2,127,082
Cost of sales	(2,106,349)	(1,648,827)	(1,624,078)
Gross profit	95,833	215,994	503,004
Selling, general and administrative expenses	(25,270)	(25,528)	(30,346)
Other operating income/(expenses)	110,343	(17,986)	(8,805)
Income before financial income (expenses) and taxes	180,906	172,480	463,853
Financial income/(expenses)	21,103	(627)	1,436
Income before taxes	202,009	171,853	465,289
Provision for income and social contribution taxes	(4,689)	(4,643)	(4,756)
Net income	197,320	167,210	460,533

3.3 – Associate companies

Listed below are the equity interests in associate companies:

		Equity interests (*)
		Total capital			Voting capital
Associate companies	Country	2008	2007	2006	2008	2007	2006
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	—	49.00	49.00	—
Corsa Controladora, S.A. de C.V. (2)	Mexico	49.00	—	—	49.00	—	—
Corporación Centroamericana del Acero S.A. (3)	Guatemala	30.00	—	—	30.00	—	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associate company.

(1) Subsidiaries: Industrias Nacionales C. by A. (Rep. Dominicana), Steelchem Trading Corp., NC Trading e Industrias Nacionales C. x A., 1S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V.

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A..

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from fully implementing the decisions on conducting the associate’s business.

The condensed financial statements of the associate companies Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, Corsa Controladora S.A. de C.V. and subsidiaries and Corporación Centroamericana del Acero S.A. and subsidiaries, accounted for under the equity method, are shown on a combined basis as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Associate Companies
	2008	2007
Assets
Current	1,639,421	508,736
Non-current	931,951	434,995
Total assets	2,571,372	943,731

Liabilities
Current	822,579	286,300
Non-current	362,723	214,252
Shareholders’ equity	1,386,070	443,179
Total liabilities and shareholder’s equity	2,571,372	943,731

	2008	2007	2006
Statements of income
Net sales revenue	1,923,267	593,381	119,308
Cost of sales	(1,535,852)	(465,451)	(84,437)
Gross profit	387,415	127,930	34,871
Selling, general and administrative expenses	(109,526)	(47,576)	(8,381)
Other operating income	83,007	16,233	144
Income before financial expenses and taxes	360,896	96,587	26,634
Financial expenses	(38,939)	(15,484)	(9,869)
Income before taxes	321,957	81,103	16,765
Provision for income and social contribution taxes	(41,173)	(13,656)	(6,855)
Net income	280,784	67,447	9,910

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of the Company’s subsidiaries, jointly-controlled entities, or associate company at the respective date of acquisition.

Goodwill related to investments in foreign companies is reported in the functional currency of the party acquiring these subsidiaries and translated to Brazilian reais (the Company’s reporting currency) at the exchange rate in effect at the balance sheet date. The exchange rate differences arising from this translation are recorded under the account “Cumulative translation difference” in Equity after the date of transition to IFRS.

Goodwill is recorded as an asset under the accounts “Investments in associates and jointly-controlled entities” and “Goodwill”. The goodwill is not amortized and subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later. The goodwill is allocated to the business segments, which represent the lowest level at which goodwill is monitored by management.

At the time of selling a subsidiary, jointly-controlled entity or associate company, goodwill is included in the determination of the gain or loss.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

3.5 - Acquisitions of companies (subsidiaries and jointly-controlled entities)

3.5.1 – Acquisitions during the year ended December 31, 2008

1) Diaco S.A.

On January 14, 2008, the Company, represented by its subsidiary Gerdau GTL Spain S.L., acquired from minority shareholders an additional stake of 40.2% in the capital of Diaco S.A. for US$ 107.2 million (R$ 188.7 million on the acquisition date). At the end of this operation, the Company came to hold, indirectly, 98.67% of the capital of Diaco S.A. The Company recognized goodwill on acquisition in the amount of R$ 233.0 million.

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  The acquisition of Diaco allowed the Company to expand its presence in South America counting on a company in Colombia, one of the most promising markets in the region.

•                  Increased market share with a primary focus on the domestic market.

•                  Potential market growth over the coming years.

2) Century Steel, Inc.

On February 12, 2008 the Company, represented by its subsidiary Pacific Coast Steel (PCS), announced the acquisition of Century Steel, Inc.; Century Steel Holdings, Inc. d/b/a Century Reinforcing, Inc.; Calico Construction Supply, LLC; Century Steel Inc., (Utah); and Century Properties Henderson 18, LLC (jointly-controlled “CSI”), a rebar fabrication and structural steels company specialized in manufacturing and installing rebar fabrication and structural steel products for US$ 137.2 million (R$ 231.5 million on the acquisition date). The Company recognized goodwill of US$ 81.4 million (R$ 139 million) as a result of its acquisition. CSI is located in Las Vegas in the state of Nevada and has business in the states of Nevada, California, Utah, and New Mexico. The acquisition was made on April 1, 2008 and at the same time subsidiary Gerdau Ameristeel paid US$ 82 million (R$ 138.4 million) to increase its share in PCS to approximately 84%.  The Company recognized R$ 85.9 million of goodwill due to this increase in the equity interest.

Goodwill on these acquisitions was recorded due to the following:

•                  The acquisition of CSI allowed the company to expand its presence in western United States.

•                  Increased presence in the rebar fabrication and structured steel market.

•                  The Company believes it will be able to successfully integrate CSI’s operations and achieve synergy from the acquisition.

3) Cleary Holdings Corp.

On February 21, 2008, the Company signed a purchase agreement for the acquisition of 50.9% stake of Cleary Holdings Corp., a controlling company of production units of metallurgical coke and reserves of coking coal in Colombia with a current production capacity of metallurgical coke of 1.0 million tonnes per year and the reserves of coking coal are estimated at 20 million tonnes. The amount disbursed in this acquisition was US$ 73.0 million (R$ 119.3 million on the payment date).

The amount of goodwill recognized by the Company as a result of the acquisition was attributable to the following:

•                  Control of a coke production unit and reserves of coal for coke, located in Colombia.

•                  This investment is part of the strategy of Gerdau Group and represents one more step to ensure the supply of raw materials fundamental for steel production.

The net income of this entity included in the consolidated statement of income totals R$ 219,201 and corresponds to the period after the acquisition.

In December 2008 the Company concluded its appraisal of the fair value of Cleary Holdings Corp´s assets and liabilities. The following table presents the estimated fair value of assets and liabilities on the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	87,409	—	87,409
Non-current assets	109,094	37,321	146,415
Goodwill	—	31,037	31,037
Current liabilities	(67,616)	—	(67,616)
Non-current liabilities	(65,206)	(12,689)	(77,895)
	63,681	55,669	119,350

Total purchase price considered			119,350

4) Corsa Controladora, S.A. de C.V.

On February 27, 2008, the Company completed the acquisition of a 49% stake in Corsa Controladora, S.A. de C.V., which holds 100% of the capital of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel and iron products. Aceros Corsa, situated in the city of Tlalnepantla, metropolitan region of Mexico City, is a mini-mill that produces long steel (light merchant bars) with an installed capacity of 150 thousand tonnes of crude steel and 300 thousand tonnes of rolled products per year. The amount disbursed in this transaction was US$110.7 million (R$186.3 million at the acquisition date). The Company and the shareholders of Corsa Controladora, S.A. de C.V. also established a joint-controlled entity called Estructurales Corsa S.A.P.I. de C.V. with the purpose of implementing a project for the production of structural shapes in Mexico. The new unit will have an installed capacity of 1.0 million tonne of crude steel and 700 thousand tonnes of rolled products per year and will involve an estimated investment of US$ 400 million. The industrial plant will start to operate in 2010. By December 31, 2008 the amount disbursed in this joint-controlled entity totaled R$ 71.4 million. This investment is recorded under the equity method. The Company recorded goodwill on this acquisition of R$ 134 million, which is presented together with the investment amount under “Equity Investments”.

Goodwill was recorded on the acquisition due to the following:

•                  This partnership strengthens Gerdau’s presence in the third largest steel consumer market in the Americas and allows us to continue as a consolidator of the international steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in acquisition prices.

•                  The Company believes it will be able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

The net income of this entity included in the consolidated statement of income totals R$ 33,813 and corresponds to the period after the acquisition. This investment is recorded under the equity method.

The Company is evaluating the allocation of fair value for assets and liabilities. However, this had not been completed by December 31, 2008.

5) SJK Steel Plant Limited

On April 2, 2008, the Company, through its subsidiary Corporación Sidenor, acquired the first portion of interest as defined in the joint-controlled agreement for an investment in Tadipatri, India, which was signed on June 22, 2007. This and the second portion, acquired on May 27, 2008, represented a 45.17% interest in SJK Steel Plant Limited, which is a steel producer with two LD converters, a continuous casting machine, and pig iron production facilities. The contract establishes joint management and the total investment amounted to US$ 72.6 million (R$ 127.3 million as of the payment dates). The Company disbursed part of this amount through an advance made in 2007 and the rest of the payment in the amount of R$ 84.1 million was made in 2008. This investment is recorded under the equity method. The fair value of the assets approximates the acquisition price.

6) Corporación Centroamericana del Acero S.A.

On April 21, 2008 the Company made a strategic alliance with the controlling shareholders of the holding company Corporación Centroamericana del Acero S.A., which holds steelmaking assets in Guatemala and Honduras and distribution

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

in El Salvador, Nicarágua, and Belize. The amount disbursed in this transaction totaled US$ 180.0 million (R$ 303.7 million as of the acquisition date) and resulted in the acquisition of a 30% interest in Corporación Centroamericana del Acero S.A. This investment is recorded under the equity method. The Company recorded goodwill on this transaction of R$ 199.7 million, which is presented together with the investment amount under “Investments accounted for under the equity method”.

The steelmaking assets include a melt shop with an installed capacity of 500 thousand tonnes of crude steel and rolling mills with an annual capacity of 700 thousand tonnes for producing rebars, profiles, seamed tubes and flat bars, as well as drawn products and downstream operations to produce meshes, galvanized, annealed, and barbed wires, nails and metal roofs.

Goodwill was recorded on the acquisition due to the following:

•                  The strategic alliance made with Corporación Centroamericana del Acero, Central America’s largest steel manufacturer.

•                  Gerdau’s position as one of the largest players in Central America and the Caribbean. Central America is a strategic region and becomes an important operation together with the units in Mexico and Dominican Republic for meeting local market demands. In addition, Central America has shown an impressive economic growth over the past years.

•                  The Company believes it will be able to successfully integrate Corporación Centroamericana del Acero S.A. operations and achieve synergies from the acquisition.

In December 2008, the Company concluded its evaluation of the fair value of Corporación Centroamericana del Acero S.A´s assets and liabilities and allocated part of goodwill in the amount of R$ 63.2 million to an investment account.

This investment is recognized using the equity method and the allocation of the fair value of assets and liabilities of the company acquired is, therefore, not consolidated and its only effect is on the reclassification of the goodwill originally recognized. This amount is demonstrated at note 12. Furthermore, the amount amortized as a result of the allocation of the fair value arrived at will be recognized in the Company’s results in the “Equity in earnings of unconsolidated companies” account.

7) Gerdau MacSteel Inc. (Quanex Corporation)

On April 23, 2008 the Company through its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. completed the acquisition of 100% of MacSteel, Quanex Corporation’s steel operation. On November 19, 2007, the Company had signed a definite agreement to acquire Quanex Corporation, which, through its steel business MacSteel, is the second largest producer of specialty steels (Special Bar Quality — SBQ) in the United States and operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. MacSteel also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two), and Wisconsin. MacSteel has an annual installed capacity of 1.2 million tonnes of steel and 1.1 million tonnes of rolled products.

The acquisition did not include Quanex’s Building Products business, which is not related to the steel business. Quanex announced the spin-off of this business when the acquisition proposal was finalized.

The disbursement in this transaction was US$ 1.47 billion (R$ 2.43 billion on acquisition date), in addition to the assumption of their debts and some liabilities.

The Company made an allocation of the fair value of the assets acquired and liabilities assumed and these assets and liabilities are listed below:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	750,404	100,201	850,605
Property, plant and equipment	397,986	455,291	853,277
Non-current assets	83,442	315,249	398,691
Goodwill	11,072	1,568,072	1,579,144
Current liabilities	(588,272)	(279,700)	(867,972)
Non-current liabilities	(95,272)	(284,411)	(379,683)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

The Company recorded goodwill on the acquisition due to the following:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  Gerdau strengthens its position as a global supplier of specialty steels (SBQ).

•                  The acquisition of MacSteel will open new opportunities for growth in specialty long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

•                  The Company believes it will be able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

The net income of this entity included in the consolidated statement of income totals R$ 32,146 and corresponds to the period after the acquisition.

8) Distribuidora y Comercializadora de Aceros Regionales Limitada (Barracas Janssen Limitada)

On May 9, 2008 the Company, through its subsidiary Gerdau Chile Inversiones Ltda., acquired 100% of Distribuidora y Comercializadora de Aceros Regionales Limitada, a company that operates in buying, selling, and distributing metal structures and materials and inputs for the local construction sector in the city of Valparaiso, Chile. The transaction value totals R$ 8.6 million. As a result of this acquisition, the Company recorded goodwill of R$ 1.8 million.

The net income of this entity included in the consolidated statement of income totals R$ 1,322 and corresponds to the period after the acquisition.

In December 2008, the Company concluded its evaluation of the fair value of Distribuidora y Comercializadora de Aceros Regionales Limitada´s assets and liabilities and allocated part of the goodwill initially recognized in the amount of R$ 1.1 million. The following table presents the estimated fair value of the assets and liabilities as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	10,397	—	10,397
Non-current assets	1,568	1,327	2,895
Goodwill	—	12	12
Current liabilities	(4,501)	—	(4,501)
Non-current liabilities	—	(225)	(225)
	7,464	1,114	8,578

Total purchase price considered			8,578

9) Rectificadora del Vallés

On May 30, 2008, the Company through its subsidiary Sidenor Industrial acquired 100% of Rectificadora del Vallés (RDV), a steel bar producer for the automotive, construction, and mechanical engineering industries, located in Barcelona, Spain. The transaction amount is € 32.0 million (R$ 81.0 million on acquisition date) in addition to the assumption of €

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

33.0 million (R$ 84.0 million on acquisition date) in debts. RDV has an annual installed capacity of 100 thousand tonnes of steel. As a result of this acquisition, the Company recorded goodwill of R$ 74.4 million.

Goodwill was recorded on the acquisition due to the following:

•                  the acquired company is Spain’s major independent wire drawing mill, based in Barcelona.

•                  Gerdau Group’s strategy to add value to its products and expand the value chain.

The net income of this entity included in the consolidated statement of income totals R$ 1,636 and corresponds to the period after the acquisition.

In December 2008, the Company concluded its evaluation of the fair value of Rectificadora Del Vallés´ assets and liabilities and allocated part of the goodwill initially recognized in the amount of R$ 40.1 million. The following table presents the estimated fair value of the assets and liabilities of Rectificadora Del Vallés as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	158,763	—	158,763
Non-current assets	47,271	55,721	102,992
Goodwill	—	34,454	34,454
Current liabilities	(167,657)	—	(167,657)
Non-current liabilities	(31,950)	(15,602)	(47,552)
	6,427	74,573	81,000

Total purchase price considered			81,000

10) Vicente Gabilondo e Hijos, S.A. (Gabilondo)

On June 3, 2008, the Company through its subsidiary Sidenor Industrial acquired 100% of Vicente Gabilondo e Hijos, S.A. (Gabilondo), a steel bar producer for the automotive industry located in Eibar, Spain. The acquisition price was € 14 million (R$ 35 million on acquisition date). Gabilondo has an annual installed capacity of 30 thousand tonnes of steel. As a result of this acquisition, the Company recorded goodwill of R$ 21.2 million.

Goodwill was recorded on the acquisition due to the following:

•                  The Company’s strategy to offer customers unique products and maximum quality service is reinforced.

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  The Company believes it will be able to successfully integrate Gabilondo’s operations and achieve synergies from the acquisition.

The loss of this entity included in the consolidated statement of income totals R$ 1,487 and corresponds to the period after the acquisition.

In December 2008 the Company concluded its evaluation of the fair value of Vicente Gabilondo e Hijos, S.A´s assets and liabilities and allocated part of the goodwill initially recognized in the amount of R$ 37.5 million. The following table presents the estimated fair value of the assets and liabilities as of the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	7,036	—	7,036
Non-current assets	19,226	40,339	59,565
Negative goodwill allocated at the income	—	(7,844)	(7,844)
Current liabilities	(8,907)	—	(8,907)
Non-current liabilities	(3,555)	(11,295)	(14,850)
	13,800	21,200	35,000

Total purchase price considered			35,000

11) Hearon Steel Co.

On July 14, 2008, the Company, through its subsidiary Gerdau Ameristeel, purchased the assets of Hearon Steel Co., which is a rebar and epoxy coating manufacturer with units in the cities of Muskogee, Tulsa, and Oklahoma, State of Oklahoma. The acquisition price is US$ 14.2 million (R$ 22.2 million as of the acquisition date) and, as a result of this acquisition, the Company recorded goodwill of R$ 14.3 million.

Goodwill was recorded on the acquisition due to the following:

•                  the transaction increases the Company’s presence in the rebar fabrication market.

•                  the Company believes it will be able to successfully integrate Hearon Steel Inc.’s operations and achieve synergies from the acquisition.

The Company is evaluating allocation of the fair value of assets and liabilities. However, this had not been completed by December 31, 2008.

12) Trefilados Bonati S.A.

The Company acquired 100% of the capital of Trefilados Bonati S.A, a company that produces and markets nails and wires and which is located in Santiago, Chile, through its subsidiary Gerdau Chile Inversiones Ltda for R$12.3 million in August 2008 ..

The net income of this entity included in the consolidated statement of income totals R$ 670 and corresponds to the period after the acquisition.

In December 2008 the Company concluded evaluation of the fair value of Trefilados Bonati S.A´s assets and liabilities.  The following table presents the estimated fair value of the assets and liabilities as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	7,985	—	7,985
Non-current assets	10,232	157	10,389
Negative goodwill allocated at the income	—	(769)	(769)
Current liabilities	(5,141)	—	(5,141)
Non-current liabilities	—	(157)	(157)
	13,076	(769)	12,307

Total purchase price considered			12,307

13) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

On September 18, 2008, the Company, through its subsidiary Gerdau Aços Longos S.A., signed the contract to purchase 100% of K.e.r.s.p.e.  Empreendimentos e Participações Ltda., a company from the Super Laminação group, for the amount of R$ 92.2 million. The business included four scrap warehouses situated in the cities of São Paulo, Piracicaba, and São Caetano do Sul in the state of São Paulo and in the city of Betim in the state of Minas Gerais. As a result of this acquisition, the Company recorded goodwill of R$ 91.6 million.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company recorded goodwill as a result of the acquisition due to the following factors:

•                  Increase in its scrap processing capability.

•                  The Company believes that it will be able to successfully integrate the operations of K.e.r.s.p.e. Empreendimentos e Participações Ltda. To take advantage of synergies.

The Company is evaluating allocation of the fair value of assets and liabilities. However, this had not been completed by December 31, 2008.

14) Caños Córdoba S.R.L.

The Company, acquired 100% of Caños Córdoba S.R.L., a company located in the city of Córdoba, Argentina, through its subsidiary Gerdau GTL Spain S.L. on October 9, 2008. The acquisition price was US$ 6.9 million (R$ 14.6 million as of the acquisition date) and the Company recognized goodwill of R$ 9.3 million as a result of this acquisition.

The Company recognized goodwill as a result of the acquisition due to the following factors:

•                  Increase in its domestic market presence.

•                  The Company believes that it will be able to successfully integrate the operations of Caños Córdoba S.R.L. to take advantage of synergies.

The Company is evaluating allocation of the fair value of assets and liabilities. However, this had not been completed by December 31, 2008.

15) Metro Recycling Co.

The Company acquired Metro Recycling Co., a scrap processor with headquarters in Guelph, Ontario, Canada, through its subsidiary Gerdau Ameristeel on October 27, 2008. Metro Recycling is the main recycler in Ontario and it has three facilities: two in Guelph and another in Mississauga. The acquisition price was US$ 34.8 million (R$ 73.5 million as of the acquisition date). The Company recorded goodwill of R$ 55.6 million as a result of this acquisition.

The Company recorded goodwill as a result of the acquisition due to the following factors:

•                  Increase in its scrap processing presence.

•                  The Company believes that it will be able to successfully integrate the operations of Metro Recycling Co. to take advantage of synergies.

The loss of this entity included in the consolidated statement of income totals R$ 1,226 and corresponds to the period after the acquisition.

The Company is evaluating allocation of the fair value of assets and liabilities. However, this had not been completed by December 31, 2008.

16) Sand Springs Metal Processors

The Company acquired 100% of the operating assets of Sand Springs Metal Processors, a scrap processor situated in Sand Springs, Oklahoma, through its subsidiary Gerdau Ameristeel on October 31, 2008. The acquisition price was US$ 17.5 million (R$ 37.0 million as of the acquisition date). The Company recorded goodwill of R$ 32.3 million as a result of this acquisition.

The Company recognized goodwill attributable to the following factors as a result of the acquisition:

•                  Increase in its scrap processing presence.

•                  The Company believes that it will be able to successfully integrate the operations at Sand Springs Metal Processors to take advantage of synergies.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company is evaluating allocation of the fair value of assets and liabilities. However, this had not been completed by December 31, 2008.

17) LuxFin Participation

The Company acquired an additional 20% stake in the capital of Corporación Sidenor, S.A. through its subsidiary, Gerdau Hungria Holdings Ltd, on December 19, 2008. This transaction involved LuxFin Participation, a holding company with headquarters in Luxemburg, and the parent company of Bogey Holding Company Spain S.L., which holds 20% of the investment in Corporación Sidenor. The amount paid for Gerdau Hungria Holdings was approximately € 206 million (R$ 674 million as of the acquisition date). The Company recognized goodwill of R$ 454.8 million as a result of this acquisition.

The Company recorded goodwill attributable to the following factors as a result of the acquisition:

•                  Rapid ongoing consolidation in the global steel industry has resulted in a significant increase in acquisition prices.

•                  Consolidation of the Company’s presence in the global long steel market for Special Bar Quality (SBQ).

3.5.2 – Acquisitions during the years ended December 31, 2007 or 2006 for which accounting at the respective year-end was provisionally determined and was adjusted subsequently

1) Grupo Feld S.A. de C.V. (Gerdau GTL México, S.A, de C.V.)

On March 28, 2007, the Company purchased 100% of Grupo Feld S.A. de C.V., a Mexican Group that owns three companies: Siderúrgica Tultitlán S.A. de C.V. (“Sidertul”), a mini-mill located in Mexico City that produces 350 thousand tonnes of crude steel and 330 thousand tonnes of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), a company that sells almost all the production of Sidertul; and Arrendadora Valle de México S.A. de C.V. (“Arrendadora”), a real estate company that owns the land and buildings where Sidertul is located.

The total price paid for this acquisition was US$ 258.8 million (R$ 536.5 million on acquisition date).

In March 2008, the Company completed an evaluation of the fair value of assets and liabilities of Gerdau GTL México, S.A. de C.V. resulting in the recognition of additional goodwill of R$ 7,468 and a counter entry that mainly involved property, plant and equipment.

The table below presents the calculation of the fair value of the assets and liabilities for the purchase of Gerdau GTL Mexico on the purchase date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	90,478	3,612	94,090
Non-current assets	233,193	(11,080)	222,113
Goodwill	22,667	243,628	266,295
Current liabilities	(43,081)	—	(43,081)
Non-current liabilities	(2,873)	—	(2,873)
	300,384	236,160	536,544

Total purchase price considered			536,544

Goodwill was recorded on the acquisition due to the following:

•                  the fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  the Company believes it will be able to successfully integrate Gerdau GTL Mexico’s operations and achieve synergies from the acquisition.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

2) Multisteel Business Holdings Corp.

On May 25, 2007, the Company acquired a 30.45% stake in Multisteel Business Holdings Corp., which is the holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a rolling mill company with an annual capacity of approximately 350 thousand tonnes of rolled steel. This partnership will allow the Company to enter the Caribbean market.

The total value of this investment was US$ 42 million (R$ 82 million on acquisition date) and the Company had preliminarily recorded goodwill of US$ 19.7 million (R$ 38 million on acquisition date). According to the purchase contract, the Company agrees to pay the purchase price contingent on future profits of the investment acquired. These earn-out clauses establish an additional payment if a certain level of EBITDA (defined in the contract) is reached in the next 5 years. This contingent purchase price will be included in goodwill when it is considered as the Company’s liability.

On July 2, 2007 the Company acquired an additional stake of 18.55% in Multisteel Business Holdings Corp, totaling 49% interest after this investment. The total value of this second acquisition was US$ 72 million (R$ 135.2 million on acquisition date) and the Company recorded an additional goodwill of US$ 23.1 million (R$ 43.4 million on acquisition date). This investment is recorded under the equity method.

In May 2008, the Company completed an appraisal of the fair value of assets and liabilities of Multisteel Business Holdings Corp., and allocated part of the goodwill in the amount of R$ 45.8 million to the investment account.

This investment is accounted under the equity method and therefore the allocation of the fair value of the acquired company’s assets and liabilities is not consolidated and has effect only through a reclassification of the goodwill originally recognized. This amount is shown at note 12. In addition, the amount resulting from the amortization of the fair value is recognized in the Company’s income statement under “Equity in earnings of unconsolidated companies”.

3) Siderúrgica Zuliana C.A.

On June 18, 2007, the Company purchased 100% of Siderúrgica Zuliana C.A., a Venezuelan steel producer in the city of Ojeda, Venezuela, with an annual production capacity of 300 thousand tonnes of crude steel and 200 thousand tonnes of rolled steel.

The total value of the acquisition was US$ 92.5 million (R$ 176.2 million on acquisition date).

In June 2008, the Company concluded the appraisal of the fair value of the assets and liabilities of Siderúrgica Zuliana C.A., allocating part of the goodwill initially recognized in the amount of R$ 8.1 million substantially in property, plant and equipment.

The table below shows the estimated fair value of assets and liabilities of Siderúrgica Zuliana C.A. as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	24,750	—	24,750
Non-current assets	54,964	12,248	67,212
Goodwill	—	103,850	103,850
Current liabilities	(8,620)	—	(8,620)
Non-current liabilities	(4,500)	(4,164)	(8,664)
	66,594	111,934	178,528

Total purchase price considered			178,528

The Company recorded an amount of goodwill with the acquisition due to the following factors:

•                  the fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  the Company believes it will be able to successfully integrate Siderúrgica Zuliana’s operations and achieve synergies from the acquisition.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

4) Chaparral Steel Company

On September 14, 2007 the subsidiary Gerdau Ameristeel completed the acquisition of Chaparral Steel Company (“Chaparral”), increasing its product portfolio and incorporating a complete line of structural steels. Chaparral was the second largest producer of structural steel in North America as well as the largest producer of steel bars. Chaparral operates two mini-mill plants: one located in Midlothian, Texas and another in Petersburg, Virginia.

The total acquisition value was US$ 4.2 billion (R$ 7.8 billion on acquisition date) in cash, plus assumption of certain debts of the acquired company.

On September 2008, the Company completed an appraisal of the fair value of assets and liabilities of Chaparral Steel Company resulting in the recognition of additional goodwill of R$ 67.5 million.

The following table shows the fair value of assets and liabilities of Chaparral Steel Company as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	1,800,252	167,525	1,967,777
Property, plant and equipment	1,028,165	248,452	1,276,617
Intangible assets	267,305	847,190	1,114,495
Non-current assets	21,182	14	21,196
Goodwill	156,612	4,987,266	5,143,878
Current liabilities	(1,094,706)	(162,951)	(1,257,657)
Non-current liabilities	(267,114)	(520,552)	(787,666)
	1,911,696	5,566,944	7,478,640

Total purchase price considered			7,478,640

Goodwill attributable to the following was recorded as a result of the acquisition:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  The acquisition of Chaparral allowed the Company to expand its presence in western United States.

•                  The existence of installed production capacity and workforce in the factories.

•                  Greater presence in the market of strong structural steels. This acquisition added large structural and piling products to the existing product mix offer.

•                  The Company believes it will be able to successfully integrate Chaparral’s operations and achieve synergies from the acquisition

5) Trefilados de Urbina, S.A. – Trefusa

On October 19, 2007, the subsidiary Sidenor Industrial acquired Trefilados de Urbina, S.A. – Trefusa for € 18.1 million (R$ 46.5 million as of the acquisition date). Trefusa is a wire drawing mill working with special long steels in Vitória, Spain.

In October 2008, the Company concluded the evaluation of the fair value of Trefilados de Urbina, S.A´s assets and liabilities and allocated part of the goodwill initially recognized in the amount of R$ 10.4 million substantially in property, plant and equipment.

The following table presents the fair value of Trefilados de Urbina, S.A´s assets and liabilities as of the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	23,770	—	23,770
Non-current assets	16,932	18,313	35,245
Goodwill	—	6,811	6,811
Current liabilities	(14,175)	—	(14,175)
Non-current liabilities	—	(5,127)	(5,127)
	26,527	19,997	46,524

Total purchase price considered			46,524

The Company recorded goodwill attributable to the following factors as a result of the acquisition:

•                  Wire drawing mill for specialty steels in Vitória, Spain.

•                  Part of Gerdau’s strategy is to add value to its products and expand the value chain.

•                  The Company believes that it will be able to successfully integrate the Trefilados de Urbina, S.A operations to take advantage of synergies.

6) Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.

On December 31, 2007, the Company signed a definitive agreement for the exchange of shares whereby the Company becomes the owner of Aplema and tenders in exchange its share in Margusa – Maranhão Gusa S.A.. The exchange of shares was completed with an equivalent value for the Aplema’s shares and Margusa’s shares.

In December 2008, the Company concluded the evaluation of the fair value of Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda´s assets and liabilities and allocated part of the goodwill initially recognized in the amount of R$ 35.9 million substantially in property, plant and equipment.

The following table presents the fair value of the assets and liabilities of Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. purchased:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Non-current assets	10,939	45,422	56,361
Write-off of the goodwill for incorporation	—	8,543	8,543
	10,939	53,965	64,904

Total purchase price considered			64,904

7) GSB Aceros S.L.

In December 2007, the Company concluded the appraisal of the fair value of the assets and liabilities of GSB Aceros S.L. reversing the goodwill of R$ 129,508 initially recognized, which was based on a preliminary allocation made at the time of the acquisition.

The table below shows the fair value of GSB Aceros’ assets and liabilities as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	301,933	4,516	306,449
Non-current assets	219,911	212,961	432,872
Negative goodwill allocated to the result	—	(27,074)	(27,074)
Current liabilities	(247,819)	—	(247,819)
Non-current liabilities	(89,715)	(60,895)	(150,610)
	184,310	129,508	313,818

Total purchase price considered			313,818

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The value of negative goodwill was recognized under the caption “Other operating income (expenses) net” in the consolidated statement of income.

3.6 - Total cash paid for the acquisitions in the years ended December 31, 2008, 2007 and 2006

Acquired companies/shares	2008	2007	2006
Trefilados Bonati S.A.	12,307	—	—
Diaco S.A.	188,693	—	—
Century Steel, Inc.	369,899	—	—
Cleary Holdings Corp.	119,350	—	—
Corsa Controladora, S.A de C.V.	186,284	—	—
Estructurales Corsa S.A.P.I. de C.V.	71,423	—	—
SJK Steel Plant Limited	84,091	—	—
Corporación Centroamericana del Acero S.A.	303,696	—	—
Gerdau MacSteel Inc.	2,434,062	—	—
Distribuidora y Comercializadora de Aceros Regionales Limitada	8,578	—	—
Rectificadora del Vallés	81,000	—	—
Vicente Gabilondo e Hijos, S.A.	35,000	—	—
Hearon Steel Co.	22,179	—	—
K.e.r.s.p.e. Empreendimentos e Participações Ltda	92,174	—	—
Caños Córdoba S.R.L.	14,596	—	—
Metro Recycling Co.	73,522	—	—
Sand Springs Metal Processors	37,049	—	—
LuxFin Participation	673,591	—	—
Chaparral Steel Company	—	7,792,394	—
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Aços Especiais S.A. e Gerdau Comercial de Aços	—	653,825	—
Gerdau GTL México S.A. de C.V.	—	536,544	—
Multisteel Business Holdings Corp.	—	217,200	—
Siderúrgica Zuliana C.A.	—	176,185	—
Enco Materials Inc.	—	84,900	—
Trefilados de Urbina, S.A. - Trefusa		46,524	—
Other acquisitions	—	32,001	—
Sheffield Steel Corporation	—	—	224,498
Pacific Coast Steel, Inc.	—	—	227,416
Empresa Siderurgica del Peru S.A.A.	—	—	219,776
Corporación Sidenor S.A.	—	—	493,212
GSB Aceros S.L.	—	—	125,783
Total purchase price considered as paid	4,807,494	9,539,573	1,290,685
Less: Cash and cash equivalents of acquired companies	(731,323)	(1,013,842)	(621,082)
	4,076,171	8,525,731	669,603

3.7 - Pro Forma Consolidated Information

If the 2008 acquisitions listed at Note 3.5 had taken place on January 1, 2008, consolidated net sales would have been R$ 42,472,192, and net income would have been R$ 5,006,408. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the subsidiary to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied from January 1, 2008, together with consequential tax effects. The pro forma information might not be an indication of the results that would have been achieved if the acquisitions had actually taken place on January 1, 2008.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 4 - TRANSITION TO IFRS

4.1 – Basis for Transition to IFRS

4.1.1 – Application of IFRS 1

The consolidated financial statements for the year ended on December 31, 2007 presenting comparative information for the year ended December 31, 2006 were the first presented in accordance with IFRS.  Considering that these Consolidated Financial Statements include financial information as of and for the year ended December 31, 2006 the disclosures on transition to IFRS required by IFRS 1 are included in this Note 4.

The Company prepared its opening balance sheet as of the transition date which is January 1, 2006.

In preparation of the Consolidated Financial Statements on the transition date according with IFRS 1, the Company applied the mandatory exceptions and certain optional exemptions of full retrospective application of the IFRS.

4.1.2 – Exemptions to the Full Retrospective Application Chosen by the Company

The Company utilized the following optional exemptions of full retrospective application:

a)    Exemption for business combination: The Company opted not to remeasure the business acquisitions that took place before the IFRS transition date in compliance with IFRS 3; therefore, goodwill arising from acquisitions before that date was maintained at its amortized net carrying value as of December 31, 2005, determined in accordance with BR GAAP. However, as required by IFRS 1 an impairment test has been applied with respect to the carrying value of goodwill as of the transition date based on the conditions existing as of such date and as a result of that the Company recognized impairment in the amount of R$ 43,284.

b)    Exemption for presenting the fair value of Property, plant and equipment as acquisition cost: The Company opted not to remeasure its fixed assets on the transition date at fair value, and opted to maintain the acquisition cost less accumulated depreciation adopted under BR GAAP as fixed asset amount, monetarily adjusted in accordance with IAS 21 and IAS 29.

c)    Exemption for measuring employee benefits: The Company opted to recognize all unrealized actuarial gains and losses arising from employee benefit plan on the IFRS transition date against retained earnings. In the first consolidated financial statements prepared following IFRS as of and for the year ended December 31, 2007 and comparative information for 2006, actuarial gains and losses after the transition date were recognized over the remaining average period of active service for employees in the statement of income following the “corridor” approach. In 2008 the Company changed its accounting policy and applies the alternative established in paragraph 93A of IAS 19 in which actuarial gains and losses are recognized in the period in which they occur and they are recorded in the consolidated statement of recognized income and expense, which is now presented instead of the consolidated statement of changes in Equity. Information for prior years has been restated as described in Note 2.19.b

d)    Exemption for presenting cumulative translation difference: The Company opted to present the accumulated effects on the IFRS transition date resulting from the translation of the consolidated financial statements of subsidiaries and investees with a functional currency different from the Company’s reporting currency as retained earnings on the opening balance sheet. The Company recognizes the translation adjustments directly in a specific Equity account as from IFRS transition date.

e)    Exemption related to measurement of the compound financial instruments: The Company did not have compound financial instruments on the IFRS transition date.

f)     Exemption related to the recognition of interests in subsidiaries, jointly-controlled entities, and associates:  The Company’s subsidiaries, jointly-controlled entities, and associates on the transition date did not have Financial Statements under IFRS and, for this reason, the Company adopted the same IFRS transition date for all its subsidiaries, jointly-controlled entities, and associate companies.

g)    Exemption related to the classification of financial instruments: The Company opted to classify and assess its financial instruments according to IAS 32 and IAS 39 on the IFRS transition date. Retroactive analyses to the original contracting date of the current financial instruments were not made on the IFRS transition date. All financial instruments contracted after the transition date were analyzed and classified on the contract date of the operations.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

h)    Exemption related to the initial measuring of share-based payments: The Company opted to recognize the accumulated effects of share-based payments on the IFRS transition date and as a result of that recognized the amount of R$ 7,941, which was just a reclassification in the “Retained earnings” account.

4.1.3 – Exceptions from full retroactive application followed by the Company

No impacts were identified in the Company’s Consolidated Financial Statements due to the application of the mandatory exceptions established by IFRS 1.

4.2 - Reconciliation between IFRS and BR GAAP

Description of the main differences between IFRS and BR GAAP that affect the Company’s Consolidated Financial Statements is as follows:

The differences indicated with (*) correspond to differences that do no affect the measurement of Equity or net income, including differences in the presentation of financial position and results of operations, reclassifications or disclosures.

The differences indicated with (**) have been presented in the numerical reconciliation of Equity and net income between IFRS and BR GAAP as part of “Other adjustments”.

a) Proportionate consolidation (*): in accordance with IFRS, an investor must account for its investments considering the type of joint-control: joint operations, joint assets and jointly-controlled entities. For such entities, investors include their interest in the joint-controlled entity in their Consolidated Financial Statements, using the equity method or proportionate consolidation. The Company adopted the equity method for its joint-controlled entities (note 3.2). In investments where a company does not have a majority of the voting shares, an analysis of the main risks and benefits should be done to evaluate if the investee is a special purpose entity – (special purpose entity – SPE) for which control also exists through other means. In this case, it is treated as subsidiary for full consolidation purposes (Note 2.19.h).

Under BR GAAP, jointly-controlled entities should be consolidated proportionately. The assets and liabilities, revenues and expenses of the jointly-controlled entities were added to the consolidated accounting balances, proportionately to the interest of the investor in the subsidiaries’ capital.

While this difference affects the presentation of financial position, results of operations and cash flows, its does not affect the measurement of Equity or net income.

b) Business Combinations: in accordance with IFRS, the purchase method is applied. The cost of business combination is measured at the fair value on the date of acquisition. The acquiring entity should allocate, on the date of the combination, the acquisition cost (including the direct costs of the transaction) to acquired assets and liabilities and contingent liabilities assumed at its fair value, that meet specified criteria, even if some of them have not been previously recognized by the acquired company in its accounting records. The process of allocating the cost of a business acquired to its assets, liabilities and contingent liabilities acquired should be performed within twelve months of the date of the combination. When the acquisition cost is higher than the fair value of the interest of the acquiring entity in net assets, liabilities and contingent liabilities of the acquired entity, the acquiring entity records a goodwill arising from the transaction, related to such difference. Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverable amount of cash-generating units to which goodwill is allocated must be evaluated for impairment at least once a year and whenever there is an indication that the value of an asset might be impaired. When the recoverable amount of goodwill or of any other asset is less than its carrying amount, an impairment loss must be recorded in income for the year. If the interest of the acquiring entity in the fair value of the identifiable assets, liabilities and contingent liabilities is higher than the acquisition cost, the excess (negative goodwill) should be reviewed in order to determine whether the fair values attributed to the acquired assets, assumed liabilities and contingent liabilities were adequately identified and valued. If, after such review, it is concluded that a negative goodwill resulted from the transaction, it should be recorded as a gain in income for the year. Minority interests in the net assets acquired must be recorded at its fair value on the date of acquisition in a specific Equity account (note 2.8.a).

In accordance with BR GAAP, the following practices were adopted: goodwill or negative goodwill is calculated by the simple difference between acquisition cost and Equity of the acquired entity at its historical cost. The allocation of the acquisition cost to the assets, liabilities and contingent liabilities acquired based on its fair value is not used and assets and

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

liabilities were recorded upon acquisition at its historical cost in the books of the entity acquired, except as described below. Goodwill can be attributed to: (i) excess of value of the assets (generally property, plant and equipment), which is incorporated into their value and is amortized over the useful life of such assets, (ii) future profitability, or (iii) other reasons. Goodwill based on future profitability must be amortized according to future income projections over a period of not more than ten years, except when it refers to concessions granted by the public authority, in which case it will be amortized over the concession term. Goodwill which can not be economically supported (“without economic basis”) must be expensed at the time of the purchase and negative goodwill without economic basis must be recorded as a gain only when the investment is written off or discontinued. BR GAAP does not allow transaction costs to be accounted for as part of the acquisition price. Minority interests are recorded at cost.

Since the Company opted to use the business combination exemption referred to in 4.1.2.a no difference resulted as of the transition date between BR GAAP and IFRS from business combinations entered into before December 31, 2005.

The acquisitions entered after January 1, 2006 have resulted in differences in allocation of the acquisition cost as of the date of acquisition, as follows: (i) no amounts were allocated under BR GAAP to the differences between historical cost and fair value of assets, liabilities and contingent liabilities acquired as of the date of acquisition resulting in differences subsequently on the amount recognized in income corresponding to such assets and liabilities, (ii) this difference of allocation results in a different amount of goodwill recorded under BR GAAP and IFRS, and (iii) goodwill under BR GAAP is amortized while the amount of goodwill determined under IFRS is not amortized.

c) Financial Instruments – Financial assets: Financial assets are classified for IFRS purposes as described at note 2.3.b. Financial assets classified as trading and available for sale are measured by their fair value. In accordance with BR GAAP, these operations were recorded at cost plus income earned through the date of consolidated financial statements according to the rates agreed with the financial institutions, not in excess of market value except for investments in investments funds which under BR GAAP are recorded at fair value. This criteria differs from fair value accounting. A change in the Brazilian corporate legislation resulted in BR GAAP conforming to IFRS beginning in 2008.

d) Capitalization of borrowing costs over property, plant and equipment and blast furnace maintenance provision: as described at note 2.5 for IFRS purposes, the Company includes as part of the cost of property, plant and equipment in construction the borrowing costs incurred during the capitalization period on loans, considering the weighted average rate of outstanding loans and financing on date of capitalization. The following capitalization criteria is adopted: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Under BR GAAP for year 2006 and prior years, the capitalization of financial costs incurred was recorded during the period of construction as part of the cost of property, plant and equipment only if the loan or financing was directly related to the property, plant and equipment being constructed.

According to BR GAAP, as of January 1, 2006 the Company had a provision for maintenance of its blast furnace. For 2006 year end the accounting practice is in agreement with that under IFRS.

e) Employee benefits:

e.1) in accordance with IFRS, any employee benefit plan surplus must be recorded up to the total of: (i) any cumulative unrecognized net actuarial losses and past services costs, plus (ii) the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions of the sponsor to these plans (note 21). In accordance with BR GAAP, employee benefit plan assets would be recognized only if it is clearly proven that the surplus will be refunded to the sponsor in the future not considering the benefits that might be available for reductions in future contributions.

These criteria resulted in the non-recognition under BR GAAP of any asset with respect to its employee benefit plans while under IFRS an asset is recognized up to the ceiling referred to above.

e.2) The criteria for measurement of the present value of defined benefit obligations and of assets of the plans are identical between BR GAAP and IFRS resulting in no difference between the funded status between BR GAAP and IFRS. However,

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

differences result in the determination and accounting for actuarial gains and losses. Under IFRS the Company selected the exemption for measurement of employee benefits resulting in all actuarial gains and losses being recognized against retained earnings. Additionally, for BR GAAP unrecognized gains and losses are recognized in Statement of income following the “corridor” approach over the remaining average service period while for IFRS they are recognized in the period in which they occur directly in the statement of recognized income and expense.

f) Impairment of assets: in accordance with IFRS, there are specific rules for analyzing the recoverable amount of all non-financial assets, except inventories, assets from construction contracts, deferred income and social contribution tax, assets related to employee benefits, among others. On the date of each financial statement, the Company must analyze if there is evidence that the book value of an asset exceeds its recoverable amount. If such evidence is identified, the entity must estimate the recoverable amount of the asset (note 13).

The recoverable amount of an asset is the higher value between (a) its fair value less estimated costs to sell, and (b) its value in use. The value in use is equal to the discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether there is an impairment indicator, balances of goodwill arising from business combinations and intangible assets with an indefinite useful life must be tested for recoverability at least once a year.  When the net book value of the asset exceeds the recoverable amount, the entity should record a reduction in the book balance of this asset (impairment or deterioration).

For assets recorded at cost, the reduction in recoverable amount must be recorded in Statement of income for the period. For revalued assets, the reduction must be recorded in the revaluation surplus account.

If the recoverable amount of an asset is not determined individually, the recoverable amount of the cash generating unit to which the asset belongs must be analyzed.

Except for the reduction in goodwill, the reversal of previously recorded impairment losses is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset at the date of reversal, assuming that the reversal has not yet been recorded.

In accordance with BR GAAP rules effective up to December 31, 2007, there was no established methodology to measure the value in use of assets and there was no requirement for calculation of discounted cash flows, though permitted.

As result of the impairment analysis performed as of the transition date we have recognized goodwill impairment under IFRS with respect to our subsidiary Margusa.

g) Deferred charges: in accordance with IFRS, pre-operating costs do not meet the definition of an intangible asset and should be expensed. The costs incurred to obtain an internally generated intangible asset are normally not capitalized.

In accordance with BR GAAP, deferred charges correspond to pre-operating costs and costs incurred with projects in the pre-operating phase which are recorded at cost and some expenses which would meet the criteria for recognition as property, plant and equipment under IFRS. Amortizations are calculated under the straight-line method over cost at rates determined based on output of the projects implemented in relation to their installed capacity.

For IFRS certain of the amounts recorded under deferred charges under BR GAAP were reclassified to Property, plant and equipment and the amounts did not meet the criteria for recognition under IFRS were derecognized.

h) Deferred tax assets on tax loss carryforward: according to IFRS, the effects of income tax should be reflected in the Consolidated Financial Statements in the same periods in which the assets and liabilities that generated these effects are accounted for. The differences between the accounting basis (presented in the consolidated financial statements) and tax bases (deductible or taxable amount for income tax purposes) of assets and liabilities are classified as temporary differences. Deferred income and social contribution tax assets should be recognized only when it is probable that they will be realized. According to BR GAAP, deferred tax assets on tax loss carryforward and temporary differences are allowed to be recognized to the extent that their realization is probable and whenever the following conditions are met: (a) taxable income is reported in at least three of the last five years and, (b) future taxable income is expected based on a feasibility study that shows that the deferred tax assets can be realized within a maximum of 10 years (or shorter period allowed by legislation), considering future income at present value. Deferred tax liabilities are recognized for temporary differences, except when they refer to

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

differences in the value of assets not held for sale. Deferred tax assets and liabilities should be classified as current or non-current based on their estimate of realization.

Deferred income and social contribution tax has been computed over these differences considering the criteria established in note 2.10. In addition under BR GAAP we had not recognized all deferred tax assets related to tax loss carryforward, primarily related to our subsidiary Gerdau Açominas, because the criteria for recognition under BR GAAP were not met as of December 31, 2005 but were met subsequently during 2006. Conditions for recognition under IFRS were met and as a result we recognized such deferred tax asset on the transition date on January 1, 2006.

i) Accounting for dividends: according to IFRS, dividends proposed or declared after the balance sheet date but before the authorization for the release of the Financial Statements should not be recognized as liabilities unless they meet the definition of liabilities at the balance sheet date (note 23c).

According to BR GAAP, at the end of the year a liability should be recorded in the balance sheet for dividends proposed by management that, subsequently to the close of the year, are submitted to shareholders for approval.

j) Exchange differences on translation of foreign operations: according to IFRS, exchange differences on translation of consolidated subsidiaries, associates and joint-controlled entities with a functional currency different from the functional currency of the parent company should be recognized directly in Equity in a specific account called ‘cumulative translation difference’.

According to BR GAAP, such exchange differences should be included in income as component of “Equity in earnings of unconsolidated companies and subsidiaries”. A change in Brazilian corporate legislation resulted in BR GAAP conforming to IFRS beginning in 2008.

k) Tax incentives (**): according to IFRS, tax incentives received by the Company fall into the concept of revenues since they are cash inflows in the normal course of business that result in an increase in Equity. Therefore, these tax incentives are classified in the account “Taxes on sales”.

According to BR GAAP rules effective up to December 31, 2007, some types of tax incentives granted by the government were accounted for as a capital reserve, directly in Equity. A change in Brazilian corporate legislation resulted in BR GAAP conforming to IFRS beginning in 2008.

l) Share-based payment (**): according to IFRS, there are specific rules to account for operations that will be settled through the delivery of (a) stock, stock options, or other equity instruments to third parties, that are entity’s employees or not; or (b) cash or other assets. As described in Note 26 Gerdau S.A. and Gerdau Ameristeel have share-based compensation plans for its employees, officers and directors. No share-based payment has been issued other than those described in Note 26.

All transactions that involve share-based payments are classified as assets or expenditure according to their nature. Transactions related to payments made through the issue of shares or other equity instruments are recorded at the fair value of the products or services received at the same date the Company recognizes these products or services. If the fair value of the respective products or services cannot be reliably estimated, the Company shall use the fair value of the related financial instruments that have been delivered. Transactions paid in cash shall be recorded at the value of the obligation corresponding to the payment in question. After being initially recognized, the recorded amounts of transactions that will be settled through the issue of shares or other equity instruments are not adjusted. The amounts of obligations arising out of transactions that will be paid in cash shall be adjusted on the date of each financial statement prior to the initial entry, until the date of payment. Adjustments to the value of the obligation shall be classified as gains or losses in the statement of income.

According to BR GAAP, there are no specific rules to account for share-based payments, which are recorded in the statement of income following the cash basis if settled in cash. No accounting is recognized for share-based payments settled in shares. Certain information has to be provided in relation to share-based payments to employees. A change in Brazilian corporate legislation resulted in BR GAAP conforming to IFRS beginning in 2008.

m) Cash flow statement and statement of sources and applications of funds and statement of added value (*): according to IFRS, a cash flow statement is required from all entities, and IFRS has no concept equivalent to the statement of changes in financial position and statement of added value.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

According to BR GAAP rules in effect up to December 31, 2007, the cash flow statement is not obligatory; it can be presented as additional information. Brazilian regulations were less detailed than IFRS on preparation of statement of cash flows. On the other hand, the presentation of the statement of changes in financial position was obligatory, so as to show variations in working capital. A change in the Brazilian corporate legislation effective in 2008 results in the cash flow statement being mandatory and eliminated the need to prepare the statement of changes in financial position. Another change in the Brazilian corporate legislation that is effect on January 1, 2008 is that it is the presentation of the statement of added value is mandatory.

n) Segment information (*): according to IFRS, publicly traded companies are required to present information per business segment. Business segment is a differentiated component of a company that offers specific products and services or a group or products and services that are subject to different risks and returns from other business segments. Geographic segment is a differentiated component of a company that offers specific products and services or a group or products and services that are subject to different risks and returns from other market environments. An entity must provide segment information in two formats: primary segment and secondary segment. The origin and nature of a company’s risks and returns must determine whether the primary segment is “business” or “geographic”, taking into account the importance of these segments in relation to the risk and return of the company. The internal organizational and management of a company, as well as its financial reporting systems, should normally be used to determine its primary and/or secondary segments. A business or geographic segment must be disclosed if the majority of the recorded revenues has derived from sales to external customers and represents at least 10% of total revenues, both internal and external, of all segments; or 10% of the combined revenue of all segments; or 10% of the total assets of all segments. Information shall be provided on additional segments if the total external revenue attributable to the segments on which information has been provided account for less than 75% of total consolidated or company’s revenues. Information per segment shall be prepared in accordance with the accounting practices adopted in the preparation and presentation of the Company’s Consolidated Financial Statements. The disclosure of information for the primary segment shall be more detailed than for the secondary segment. The following principal information shall be provided for each primary segment: revenue (external and segment), net income, total assets, total liabilities, total acquisitions of permanent assets, depreciation and amortization in the period, and total expenditure not involving cash disbursements. In the case of the secondary segment, the information to be provided generally includes total revenues, assets and acquisitions of permanent assets and does not include the net income of the segment. A reconciliation of information per segment and the aggregate information included in the Consolidated Financial Statements shall also be disclosed (note 27).

According to BR GAAP, there are no specific rules for the presentation of information per segment. The disclosure is encouraged by the regulator of the Brazilian stock market, but there are no specific regulations.

o) Earnings per share (*): according to IFRS, publicly traded entities shall disclose basic and diluted earnings per share (note 24).

Basic earnings per share are calculated by dividing the net income for the year attributed to shareholders by the weighted average of outstanding shares during the year, including the issue of subscription warrants.

An entity shall calculate diluted earnings per share taking into account the net income attributable to shareholders and the weighted average of outstanding shares, plus effects of all potential shares. All instruments and contracts that can result in the issue of shares are considered to be potential shares.

Comparative figures shall be adjusted to reflect stock bonus, stock dividends, stock splits or stock reverse-splits. If these alterations occur after the date of the balance sheet but before the authorization for the issuance of Financial Statements, then the calculation per stock of these or any Financial Statements for previous periods shall be based on the new number of shares.

According to BR GAAP, earnings per share are calculated by dividing the net income for the year by the number of outstanding shares at the end of the year. The concept of diluted earnings per share does not exist. The prior periods’ figures must not be adjusted for stock splits or reverse stock splits or similar transactions.

p) Reclassifications (*): the main reclassifications made in the Consolidated Financial Statements in compliance with IFRS are as follows:

• judicial deposits were included in non-current assets

• sales freight was reclassified as cost of sales.

• non-operating income (expense) was reclassified as operating income (expense).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

q) Commitments to purchase and put options on minority interest:  As part of our original acquisition of a controlling interest in Diaco consummated during 2005 we have committed to purchase an additional 40.2% interest in Diaco (that we acquired on January 2008, see Note 3.5.1.1) Also, as part of our acquisition of an additional interest in Sipar Aceros in September 2005 we entered into put options giving some of the selling shareholders of Sipar Aceros an option to sell its remaining interest to the Company. Under IFRS the commitment to purchase the additional shares of Diaco and the put option on the shares of Sipar Aceros are accounted as liabilities at fair value with gains and losses recognized in income.

Under BR GAAP such commitment and put option are not accounted for or until and if settled.

r) Accounting for Corporación Sidenor.  – Under IFRS, as further described in Note 17.f, the Company accounts for an 80% interest in Corporación Sidenor corresponding to the 40% interest it acquired on January 2006 plus the 40% interest acquired at the same date by the Santander Group and for which the Company has a potential commitment to acquire it from Santander Group. The potential commitment to acquire the 40% interest held by Grupo Santander is recorded as a liability at the estimated redemption amount at the end of each reporting period based on the terms of the agreement with Grupo Santander.

Under BR GAAP, Corporación Sidenor is proportionally consolidated considering the 40% interest acquired by the Company.

As result of such difference: (a) as of the date of the acquisition no difference results between BR GAAP and IFRS in Equity as the amount of the amount potentially payable to Grupo Santander equals the amount of the 40% interest in Corporación Sidenor held by Grupo Santander, (b) subsequent to the date of acquisition while under BR GAAP we recognize 40% of net income of Corporación Sidenor under IFRS we recognize an additional 40% of such net income resulting in an increase in our net income and Equity under IFRS as compared to BR GAAP, and (c) also, subsequent to our acquisition we recognize as interest expense under IFRS the accretion of our potential commitment with Grupo Santander to its redemption amount at year-end.

4.2.1 – Reconciliation of the Company’s Consolidated balance sheet on IFRS transition date – January 1, 2006

	BR GAAP	IFRS Adjustments	Note 4.2	IFRS
CURRENT ASSETS
Cash and cash equivalents	1,185,495	42,205	a, c	1,227,700
Short-term investments
Held for trading	4,279,199	(115,482)	a, c	4,163,717
Trade accounts receivable	2,059,806	(120,466)	a	1,939,340
Inventories	4,018,629	(106,623)	a	3,912,006
Tax credits	199,764	(5,708)	a	194,056
Deferred income taxes	151,678	(151,678)	a, h	—
Prepaid expenses	92,828	(13,598)	a	79,230
Other current assets	141,779	(2,176)	a	139,603
	12,129,178	(473,526)		11,655,652

NON-CURRENT ASSETS
Tax credits	242,792	(1,732)	a	241,060
Deferred income taxes	442,076	342,679	a, h	784,755
Unrealized gains on derivatives	—	5,461	c	5,461
Prepaid expenses	34,051	(227)	a	33,824
Judicial deposits	42,674	105,237	p	147,911
Other non-current assets	121,205	(477)	a, c	120,728
Prepaid pension cost	—	242,176	e	242,176
Investments in associates and jointly-controlled entities	—	445,575	a	445,575
Other investments	38,088	(17,074)		21,014
Goodwill	74,580	(43,284)	f	31,296
Property, plant and equipment, net	8,693,501	(161,917)	a, d	8,531,584
Deferred	61,041	(61,041)	a, g	—
	9,750,008	855,376		10,605,384

TOTAL ASSETS	21,879,186	381,850		22,261,036

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	BR GAAP	IFRS Adjustments	Note 4.2	IFRS
CURRENT LIABILITIES
Trade accounts payable	1,675,464	(69,402)	a	1,606,062
Short-term debt	1,327,248	(33,334)	a, c	1,293,914
Debentures	2,719	—		2,719
Taxes payable	306,067	(7,839)	a	298,228
Deferred income taxes	86,879	(86,879)	a, h	—
Payroll and related liabilities	268,898	(8,599)	a	260,299
Dividends payable	208,774	—		208,774
Unrealized losses on derivatives	—	15,884	c	15,884
Other current liabilities	313,059	(11,748)	a, c	301,311
	4,189,108	(201,917)		3,987,191

NON-CURRENT LIABILITIES
Long-term debt	5,352,420	(99,667)	a, c	5,252,753
Debentures	969,043	—		969,043
Deferred income taxes	525,428	235,500	a, h	760,928
Unrealized losses on derivatives	—	2,737	c	2,737
Provision for tax, labor and civil claims	192,194	105,237	p	297,431
Employee benefits	263,778	236,423	e	500,201
Other non-current liabilities	246,695	(78,395)	a, c	168,300
	7,549,558	401,835		7,951,393

MINORITY INTERESTS	2,098,334	(11,167)		2,087,167

EQUITY
Capital	5,206,969	—		5,206,969
Treasury stock	(60,254)	—		(60,254)
Legal reserve	465,063	—		465,063
Retained earnings	2,430,408	193,099	k	2,623,507
	8,042,186	193,099		8,235,285

EQUITY INCLUDING MINORITY INTEREST	10,140,520	181,932		10,322,452

TOTAL LIABILITIES AND EQUITY	21,879,186	381,850		22,261,036

RECONCILIATION OF EQUITY ATTRIBUTALE TO THE EQUITY HOLDERS OF THE PARENT BETWEEN BR GAAP AND IFRS AS OF JANUARY 1, 2006

	Note 4.2	Amount before deferred income tax	Deferred income tax on adjustments	Adjustment net of deferred income tax
Equity attributable to the equity holders of the parent - BRGAAP (corresponds to total equity attributable to the equity holders of the parent company and excluding minority interests)				8,042,186

Adjustments affecting equity between BR GAAP and IFRS:
Capitalized interest over property, plant and equipment adjustment, net of depreciation	d	129,512	(44,034)	85,478
Reversal of deferred charges under BR GAAP that should be expensed under IFRS, net of depreciation	g	(55,581)	18,954	(36,627)
Reversal of blast furnance maintenance provision recorded under BR GAAP	d	64,757	(22,519)	42,238
Difference in accounting criteria for employee benefits	e	5,753	5,285	11,038
Deferred tax assets on tax loss carryforwards not recognized under BR GAAP	h	98,526	—	98,526
Business combinations entered into before January 1, 2006 - Goodwill impairment recognized under IFRS at transition date	f	(43,284)	—	(43,284)
Recognition at fair value of commitments to purchase and put options on minority interests	q	4,004	—	4,004
Other adjustments		18,954	1,605	20,559
Minority interests on adjustments between BR GAAP and IFRS		11,167	—	11,167
		233,808	(40,709)	193,099

Equity attributable to the equity holders of the parent - IFRS (corresponds to total equity attributable to the equity holders of the parent company and excluding minority interests)				8,235,285

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

4.2.2 – Reconciliation of the Consolidated Financial Statements for the last year presented under BR GAAP – December 31, 2006

BALANCE SHEET

	BR GAAP	IFRS Adjustments (a)	Note 4.2	IFRS (a)
CURRENT ASSETS
Cash and cash equivalents	703,233	367,291	a, c	1,070,524
Short-term investments
Held for trading	5,263,590	(514,190)	a, c	4,749,400
Available for sale	—	263,893	c	263,893
Held to maturity	—	295,472	c	295,472
Trade accounts receivable	2,504,993	337,575	a	2,842,568
Inventories	4,645,052	407,813	a	5,052,865
Tax credits	515,782	11,638	a	527,420
Deferred income taxes	145,917	(145,917)	a, h	—
Prepaid expenses	90,481	(6,467)	a	84,014
Unrealized gains on derivatives	—	5,687	c	5,687
Other current assets	184,609	7,504	a, c	192,113
	14,053,657	1,030,299		15,083,956

NON-CURRENT ASSETS
Tax credits	355,074	94,516	a	449,590
Deferred income taxes	634,056	275,800	a, h	909,856
Unrealized gains on derivatives	—	14,160	c	14,160
Prepaid expenses	74,842	(18,272)	a	56,570
Judicial deposits	51,846	116,299	a, p	168,145
Other non-current assets	121,785	136,115	a, c	257,900
Prepaid pension cost	—	334,575	e	334,575
Investments in associates and jointly-controlled entities	—	450,080	a	450,080
Other investments	37,783	(6,195)	a	31,588
Goodwill	326,090	111,748	b, f	437,838
Other intangible assets	30,246	15,135	a	45,381
Property, plant and equipment, net	11,183,651	2,189,892	a,b,d	13,373,543
Deferred	60,513	(60,513)	a, g	—
	12,875,886	3,653,340		16,529,226

TOTAL ASSETS	26,929,543	4,683,639		31,613,182

(a) Amounts presented under IFRS Adjustments and IFRS amounts have been retroactively adjusted with respect to the amounts presented in the reconciliation included in the original consolidated financial statements prepared under IFRS for the years ended December 31, 2007 and 2006 due to the change in the accounting policy that resulted described in Note 2.19.b

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

BALANCE SHEET

	BR GAAP	IFRS Adjustments (a)	Note 4.2	IFRS (a)
CURRENT LIABILITIES
Trade accounts payable	2,060,250	353,699	a	2,413,949
Short-term debt	1,959,650	314,873	a, c	2,274,523
Debentures	1,173	1,759	a	2,932
Taxes payable	420,328	45,396	a	465,724
Deferred income taxes	86,673	(86,673)	a, h	—
Payroll and related liabilities	352,819	26,482	a	379,301
Dividends payable	259,454	(73,996)	i	185,458
Unrealized losses on derivatives	—	2,690	c	2,690
Other current liabilities	356,347	110,496	a, c	466,843
	5,496,694	694,726		6,191,420

NON-CURRENT LIABILITIES
Long-term debt	6,347,033	324,423	a, c	6,671,456
Debentures	758,024	171,000	a	929,024
Deferred income taxes	641,952	840,733	a, h	1,482,685
Unrealized losses on derivatives	—	22,425	c	22,425
Provision for tax, labor and civil claims	244,900	157,895	a, p	402,795
Employee benefits	413,993	275,672	e	689,665
Put options on minority interest	—	547,953	q	547,953
Other non-current liabilities	295,834	163,886	a, c	459,720
	8,701,736	2,503,987		11,205,723

MINORITY INTERESTS	2,766,475	796,613		3,563,088

EQUITY
Capital	7,810,453	—		7,810,453
Treasury stock	(109,609)	—		(109,609)
Legal reserve	159,109	—		159,109
Other reserves	—	21,669	e	21,669
Retained earnings	2,104,685	925,774	k	3,030,459
Cumulative translation difference	—	(259,130)	j	(259,130)
	9,964,638	688,313		10,652,951

EQUITY INCLUDING MINORITY INTEREST	12,731,113	1,484,926		14,216,039

TOTAL LIABILITIES AND EQUITY	26,929,543	4,683,639		31,613,182

(a) Amounts presented under IFRS Adjustments and IFRS amounts have been retroactively adjusted with respect to the amounts presented in the reconciliation included in the original consolidated financial statements prepared under IFRS for the years ended December 31, 2007 and 2006 due to the change in the accounting policy that resulted described in Note 2.19.b

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

STATEMENT OF INCOME

	BR GAAP	IFRS Adjustments	Note	IFRS

GROSS SALES	27,510,940	1,336,487		28,847,427
Taxes on sales	(2,442,602)	(170,263)	a, k	(2,612,865)
Freights	(1,201,337)	1,201,337	a, p	—
Discounts	(350,241)	(410)	a	(350,651)

NET SALES	23,516,760	2,367,151		25,883,911

Cost of sales	(17,020,825)	(2,018,441)	a, p	(19,039,266)

GROSS PROFIT	6,495,935	348,710		6,844,645

Selling expenses	(516,927)	(40,118)	a	(557,045)
General and administrative expenses	(1,657,596)	(127,269)	a	(1,784,865)
Other operating expenses, net	(19,972)	(16,191)	a, b	(36,163)

INCOME FROM OPERATIONS	4,301,440	165,132		4,466,572

Equity in earnings of unconsolidated companies, net	(244,804)	488,354	a, j	243,550

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	4,056,636	653,486		4,710,122

Financial income	906,865	32,619		939,484
Financial expenses	(846,989)	(56,303)		(903,292)
Exchange variations, net	319,597	10,036		329,633
Gain and losses on derivatives, net	(57,738)	132,205		74,467
Non operating income	(67,153)	67,153		—

INCOME BEFORE TAXES	4,311,218	839,196		5,150,414

Income and social contribution taxes
Current	(907,604)	1,307	h	(906,297)
Deferred	88,675	(71,314)	h	17,361
	(818,929)	(70,007)		(888,936)

NET INCOME	3,492,289	769,189		4,261,478

ATTRIBUTED TO
Parent company’s interest	2,880,922	666,012		3,546,934
Minority interests	611,367	103,177		714,544
	3,492,289	769,189		4,261,478

STATEMENT OF CASH FLOW

	BR GAAP	IFRS ADJUSTMENTS	IFRS

Cash flows from operating activities
Net income	3,492,289	769,189	4,261,478
Adjustments to reconcile net income to the cash flow provided by operating activities:	1,169,516	126,373	1,295,889

Changes in assets and liabilities:	(719,393)	(2,151,510)	(2,870,903)

Net cash provided by operating activities	3,942,412	(1,255,948)	2,686,464

Cash flows from investing activities
Additions to property, plant and equipment	(2,286,382)	(87,126)	(2,373,508)
Payments for business acquisitions, net of cash of acquired entities	(937,904)	268,301	(669,603)
Purchases of available for sale securities	—	(3,274,422)	(3,274,422)
Proceeds from sales of available for sale securities	—	3,010,528	3,010,528
Interest received on cash investments	—	752,424	752,424
Net cash used in investing activities	(3,224,286)	669,705	(2,554,581)

Cash flows from financing activities
Dividends and interest on capital paid	(1,070,197)	—	(1,070,197)
Proceeds from loans and financing	4,607,269	(476)	4,606,793
Repayment of loans and financing	(3,594,922)	(34,833)	(3,629,755)
(Increase) decrease in capital	58,094	(58,094)	—
Intercompany loans	(42,598)	(6,544)	(49,142)
Net cash used in financing activities	(42,354)	(99,947)	(142,301)

Exchange variation on cash and cash equivalents	(173,641)	26,883	(146,758)

Increase (decrease) in cash and cash equivalents	502,131	(659,307)	(157,176)
Cash and cash equivalents at beginning of period	5,464,692	(4,236,992)	1,227,700
Cash and cash equivalents at end of period	5,966,823	(4,896,299)	1,070,524

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

RECONCILIATION OF EQUITY BETWEEN BRGAAP AND IFRS AS OF DECEMBER 31, 2006

	Note 4.2	Amount before deferred income tax	Deferred income tax on adjustments	Adjustment net of deferred income tax
Equity attributable to the equity holders of the parent - BRGAAP (corresponds to total equity attributable to the equity holders of the parent company and excluding minority interests)				9,964,638

Capitalized interest over property, plant and equipment adjustment, net of depreciation	d	148,488	(50,486)	98,002
Reversal of deferred charges under BR GAAP that should be expensed under IFRS, net of depreciation	g	(67,690)	22,999	(44,691)
Difference in accounting criteria for employee benefits	e	188,804	(64,755)	124,049
Increase in shareholders equity as result of consolidation of addditional 40% interest in Corporación Sidenor held by Santander Group - 40% of net income of Corporación Sidenor since date of acquisition to December 31, 2006	r	215,051	—	215,051
Business combinations entered into before January 1, 2006 - Goodwill impairment recognized under IFRS at transition date	f	(43,284)	—	(43,284)
Business combinations consumated during year 2006 - Reversal of amortization of goodwill recognized under BR GAAP	b	47,903	—	47,903
Business combinations consumated during year 2006 - Difference in equity resulting from purchase price allocation under IFRS different to BR GAAP	b	(74,890)	66,608	(8,282)
Recognition at fair value of commitments to purchase and put options on minority interests	q	129,673	—	129,673
Reversal of dividends proposed and recorded under BR GAAP as liabilities but not yet approved	i	73,996	—	73,996
Other adjustments		66,953	5,668	72,621
Minority interests on adjustments between BR GAAP and IFRS		23,275	—	23,275
		708,279	(19,966)	688,313

Equity attributable to the equity holders of the parent - IFRS (corresponds to total equity attributable to the equity holders of the parent company and exlcuding minority interests)				10,652,951

(a) Amounts presented under IFRS Adjustments and IFRS amounts have been retroactively adjusted with respect to the amounts presented in the reconciliation included in the original consolidated financial statements prepared under IFRS for the years ended December 31, 2007 and 2006 due to the change in the accounting policy that resulted described in Note 2.19.b

RECONCILIATION OF NET INCOME BETWEEN BR GAAP AND IFRS FOR THE YEAR ENDED DECEMBER 31, 2006

	Note 4.2	Amount before deferred income tax	Deferred income tax on adjustments	Adjustment net of deferred income tax

Net income - BR GAAP (corresponds to net income attributable to the equity holders of the parent company and excluding net income attributable to minority interests)				2,880,922

Adjustments affecting net income between BR GAAP and IFRS:
Capitalized interest over property, plant and equipment adjustment - Capitalization of interest for the year under IFRS net of amortization of amounts capitalized in prior years	d	18,977	(6,452)	12,525
Deferred charges - Recognition as expense of amounts capitalized under BR GAAP for the year net of reversal of amortization regonized under BR GAAP	g	(12,109)	4,045	(8,064)
Blast furnance maintenance provision - Elimination of gain recognized under BR GAAP upon reversal of the provision during 2006	d	(64,757)	22,519	(42,238)
Difference in expense recognized for employee benefits	e	155,230	(56,376)	98,854
Consolidation of addditional 40% interest in Corporación Sidenor held by Santander Group - Recognition for IFRS of 40% of net income of Corporación Sidenor since date of acquisition to December 31, 2006	r	215,051	—	215,051
Deferred tax assets on tax loss carryforwards - Reversal of gain recognized under BR GAAP in 2006 upon recognition of tax loss carryforwards	h	(98,526)	—	(98,526)
Business combinations consumated during year 2006 - Reversal of amortization of goodwill recognized under BR GAAP	b	47,903	—	47,903
Business combinations consumated during year 2006 - Difference in income resulting from purchase price allocation under IFRS different to BR GAAP	b	(74,890)	66,608	(8,282)
Gain/loss during the year on commitments to purchase and put options on minority interests	c	125,669	—	125,669
Exchange gain/loss on translation of foreign investments - Reversal of amount recognized in net income for BR GAAP that is recognized in shareholders equity for IFRS	j	259,130	—	259,130
Other adjustments		50,798	1,037	51,835
Minority interest on adjustments between BR GAAP and IFRS		12,155	—	12,155
		634,631	31,381	666,012

Net income - IFRS (corresponds to net income attributable to the equity holders of the parent company and excluding net income attributable to minority interests)				3,546,934

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 5 - CASH AND CASH EQUIVALENTS

	2008	2007
Cash	131,415	356,446
Banks and short-term investments	1,895,194	1,669,650
Cash and cash equivalents	2,026,609	2,026,096

NOTE 6 – SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2008 the Company held R$ 2,759,486 (R$ 2,836,903 as of December 31, 2007) in trading securities.

Available for sale securities

As of December 31, 2008 the Company held R$ 627,151 (R$ 276,374 as of December 31, 2007) in available for sale securities in current assets and R$ 77,563 in non-current assets, net of provision for losses.

Gerdau Ameristeel

The subsidiary Gerdau Ameristeel invests its excess cash in highly liquid securities classified as available for sale and which are recorded at fair value. On December 31, 2008 R$ 480,995 had been invested in these types of securities.

In previous years, the subsidiary Gerdau Ameristeel invested excess cash in variable interest rate bonds called Auction Rate Securities and which are recognized as securities available for sale. On December 31, 2008 Gerdau Ameristeel had R$ 77.6 million in investments of this nature. These securities could not be sold over the past few months because sales orders were greater than the purchase orders. As a result of this event, Gerdau Ameristeel is not able to sell these investments until a future auction is successful, the issuer decides to redeem these securities, or if the securities reach their redemption date. Even though Gerdau Ameristeel intends to sell these investments as soon as market liquidity returns, Gerdau Ameristeel reclassified these investments from current to non-current assets. Gerdau Ameristeel uses appraisal methods that include projected cash flow and similar transactions due to the lack of similar market transactions for measuring the value of this investment. As a result of this analysis and other factors related to recoverability of assets, Gerdau Ameristeel recognized a loss of US$ 60 million (R$ 140,220 on December 31, 2008) in the “Financial Expenses” account for 2008. These securities will be analyzed each quarter so that possible new deterioration can be recognized as well as to ensure a correct classification in the balance sheet.

Other available for sale securities

As of December 31, 2008 other available-for-sale securities totaled R$ 146,156, which were recorded at their fair value and referred principally to short-term investments held by Gerdau MacSteel (Money Market Funds) in the amount of R$ 141,696. These investments are valued based on market quotations and the Company does not intend to hold these securities as permanent investments.

NOTE 7 – TRADE ACCOUNTS RECEIVABLE

	2008	2007
Trade accounts receivable - in Brazil	865,935	1,163,417
Trade accounts receivable - exports from Brazil	224,881	406,160
Trade accounts receivable - foreign subsidiaries	2,665,437	1,653,895
(-) Allowance for doubtful accounts	(72,320)	(51,156)
	3,683,933	3,172,316

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company’s maximum exposure to doubtful accounts is the amount of the accounts receivable listed above. The actual risk of losses is presented as allowance for doubtful accounts.

The credit risk results from the possibility of the Company not receiving amounts arising from sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance is calculated based on a credit risk assessment, which considers historical losses, individual situation of each customer and the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:

	2008	2007
Current	2,655,793	2,798,225
Past-due:
Up to 30 days	398,956	330,709
From 31 to 60 days	358,252	49,792
From 61 to 90 days	136,526	12,798
From 91 to 180 days	170,920	12,674
From 181 to 360 days	23,374	7,859
Above 360 days	12,432	11,415
(-) Allowance for doubtful accounts	(72,320)	(51,156)
	3,683,933	3,172,316

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 01, 2006	(80,764)
Accrued receivables during the year	(19,441)
Recoveries in the year	2,850
Write-offs	21,868
Exchange variation	4,572
Acquisitions	(1,456)
Balance as of December 31, 2006	(72,371)
Accrued receivables during the year	(18,001)
Recoveries in the year	2,885
Write-offs	35,883
Exchange variation	2,934
Acquisitions	(2,486)
Balance as of December 31, 2007	(51,156)
Accrued receivables during the year	(25,912)
Recoveries in the year	299
Write-offs	12,420
Exchange variation	(7,323)
Acquisitions	(648)
Balance as of December 31, 2008	(72,320)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 8 - INVENTORIES

	2008	2007
Finished products	3,196,529	2,274,955
Work in progress	2,456,781	1,357,559
Raw materials	2,629,945	1,280,241
Storeroom supplies	1,715,362	883,002
Advances to suppliers	206,323	73,353
Imports in transit	547,754	228,418
(-) Provision for obsolescence and market value adjustment	(354,431)	(40,867)
	10,398,263	6,056,661

The changes in the provision for obsolescence and adjustment to market value are as follows:

Balance as of January 01, 2006	(39,857)
Write-offs	29,627
Provision for the year	(38,210)
Exchange rate variation	2,838
Balance as of December 31, 2006	(45,602)
Write-offs	11,501
Provision for the year	(10,917)
Exchange rate variation	4,151
Balance as of December 31, 2007	(40,867)
Write-offs	33,393
Provision for the year	(289,850)
Exchange rate variation	(57,107)
Balance as of December 31, 2008	(354,431)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 31,018,946, R$ 23,133,902 and R$ 19,039,266, were recognized, respectively, as cost of sales and freight during the years ended December 31, 2008, 2007 and 2006. As of December 31, 2008, 2007 and 2006 the cost of sales includes, respectively, the amounts of R$ 33,393, R$ 11,501 and R$ 29,627 related to inventories permanently written off and, respectively, the amounts of R$ 289,850, R$ 10,917 and R$ 38,210 related to the recognition of a provision for obsolescence and adjustment to market value.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 9 – TAX CREDITS

	2008	2007
Current
ICMS (state VAT)	201,270	154,386
COFINS (tax on revenue)	92,664	95,963
PIS (tax on revenue)	17,507	19,477
IPI (federal VAT)	36,801	63,671
Withholding income tax	284,069	192,245
IVA (value-added tax)	193,571	52,977
Others	32,041	19,598
	857,923	598,317

Non-current
ICMS (state VAT)	149,140	184,551
PIS (tax on revenue)	21,738	23,946
COFINS (tax on revenue)	93,077	109,032
Withholding income tax and others	257,486	184,066
	521,441	501,595
	1,379,364	1,099,912

The estimate of realization of non-current tax credits is as follows:

	2008	2007
2009	—	163,263
2010	192,440	136,753
2011	116,024	96,704
2012	113,776	104,875
After 2012	99,201	—
	521,441	501,595

NOTE 10 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	2008			2007 (a)			2006
	IR	CS	Total	IR	CS	Total	IR	CS	Total
Income before income taxes	5,893,114	5,893,114	5,893,114	5,255,293	5,255,293	5,255,293	5,150,414	5,150,414	5,150,414
Statutory tax rates	25%	9%	34%	25%	9%	34%	25%	9%	34%
Income and social contribution taxes at statutory rates	(1,473,279)	(530,380)	(2,003,659)	(1,313,823)	(472,976)	(1,786,799)	(1,287,604)	(463,537)	(1,751,141)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(3,200)	173,955	170,755	(148,080)	206,081	58,001	55,472	198,985	254,457
- Equity in subsidiaries	30,702	11,053	41,755	29,600	10,656	40,256	60,888	21,920	82,808
- Interest on equity	207,687	74,766	282,453	140,290	45,411	185,701	120,601	43,416	164,017
- Tax incentives	108,448	—	108,448	50,379	—	50,379	34,588	—	34,588
- Tax deductible goodwill recorded in statutory books	211,561	76,162	287,723	206,448	74,321	280,769	205,910	74,128	280,038
- Permanent differences (net)	41,426	122,883	164,309	191,391	27,975	219,366	30,793	15,504	46,297
Income and social contribution taxes	(876,655)	(71,561)	(948,216)	(843,795)	(108,532)	(952,327)	(779,352)	(109,584)	(888,936)
Current			(1,423,660)			(872,315)			(906,297)
Deferred			475,444			(80,012)			17,361

(a) Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The differences between the tax bases of the assets and liabilities included in the consolidated financial statements prepared in accordance with IFRS have been recognized as temporary differences for purposes of deferred taxes and recorded in the “Income and social contribution taxes – Deferred” account in the Consolidated Statement of Income.

The Company’s subsidiaries in Brazil received R$ 108,448 during the year ended December 31, 2008 (R$ 22,960 and R$ 34,588 during the year ended December 31, 2007 and 2006, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013 a 75% reduction in income tax on operating profit, which represented R$ 61,638 as of December 31, 2008 (R$ 27,418 as of December 31, 2007). The respective tax incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

b) Breakdown and changes in deferred income and social contribution tax at using statutory tax rates:

	Balance as of	Business	Recognized	Exchange	Balance as of
	January 01, 2006	acquisition	in income	variation	December 31, 2006 (a)
Non-current assets

Tax losses	253,114	47,740	(204,751)	(2,936)	93,167
Offset of tax losses	5,804	—	(1,455)	—	4,349
Provision for tax	78,929	1,930	19,868	—	100,727
Benefits granted to employees	177,903	—	16,560	(1,405)	193,058
Credits due to investments	—	—	33,843	—	33,843
Other temporary differences	151,812	118,216	32,341	(8,042)	294,327
Amortized goodwill	12,710	—	3,631	—	16,341
Property, plant and equipment	—	3,674	3,242	—	6,916
Provision for losses	104,483	—	62,645	—	167,128

Total Non-current assets	784,755	171,560	(34,076)	(12,383)	909,856

Non-current liabilities

Property, plant and equipment allocations in fair value	521,209	753,877	(61,618)	17,472	1,230,940
Amortized negative goodwill	64,969	—	629	—	65,598
Benefits granted to employees	81,523	—	21,917	—	103,440
Inflation/foreign exchange effect	82,671	—	(10,468)	—	72,203
Other temporary differences	10,556	2,255	(1,897)	(410)	10,504

Total Non-current liabilities	760,928	756,132	(51,437)	17,062	1,482,685

Total net	23,827	(584,572)	17,361	(29,445)	(572,829)

Effect in the income of the year			17,361

(a) Comparative amounts for 2006 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Balance as of	Business	Recognized	Exchange	Balance as of
	December 31, 2006 (a)	acquisition	in income	variation	December 31, 2007 (a)
Non-current assets

Tax losses	93,167	—	55,369	(14,613)	133,923
Offset of tax losses	4,349	—	14,774	—	19,123
Provision for tax	100,727	—	28,235	—	128,962
Benefits granted to employees	193,058	557	10,988	57,733	262,336
Credits due to investments	33,843	—	(33,843)	—	—
Other temporary differences	294,327	(121,630)	185,221	(35,557)	322,361
Amortized goodwill	16,341	—	830	—	17,171
Property, plant and equipment	6,916	—	(6,916)	—	—
Provision for losses	167,128	9,707	(46,582)	—	130,253

Total Non-current assets	909,856	(111,366)	208,076	7,563	1,014,129

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	1,230,940	715,151	84,096	(164,398)	1,865,789
Amortized negative goodwill	65,598	—	2,128	—	67,726
Benefits granted to employees	103,440	—	37,722	30,369	171,531
Inflation/foreign exchange effect	72,203	—	98,393	—	170,596
Other temporary differences	10,504	—	65,749	(5,755)	70,498

Total Non-current liabilities	1,482,685	715,151	288,088	(139,784)	2,346,140

Total net	(572,829)	(826,517)	(80,012)	147,347	(1,332,011)

Effect in the income of the year			(80,012)

(a) Comparative amounts for 2006 and 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

	Balance as of	Business	Recognized	Exchange	Balance as of
	December 31, 2007 (a)	acquisition	in income	variation	December 31, 2008
Non-current assets

Tax losses	133,923	—	243,787	203,685	581,395
Offset of tax losses	19,123	—	9,282	—	28,405
Provision for tax	128,962	—	(6,513)	—	122,449
Benefits granted to employees	262,336	—	(23,336)	231,893	470,893
Other temporary differences	322,361	—	129,345	(40,521)	411,185
Amortized goodwill	17,171	—	40,597	—	57,768
Property, plant and equipment	—	—	(6,920)	—	(6,920)
Provision for losses	130,253	—	(29,073)	—	101,180

Total Non-current assets	1,014,129	—	357,169	395,057	1,766,355

Non-current liabilities

Property, plant and equipment allocations in fair value	1,447,387	163,163	(937,252)	466,252	1,139,550
Intangible assets	418,402	114,841	46,785	47,816	627,844
Amortized negative goodwill	67,726	—	4,866	—	72,592
Benefits granted to employees	171,531	—	(141,162)	(30,369)	—
Inflation/foreign exchange effect	170,596	—	(164,572)	—	6,024
Other temporary differences	70,498	80,363	1,073,060	(9,663)	1,214,258

Total Non-current liabilities	2,346,140	358,367	(118,275)	474,036	3,060,268

Total net	(1,332,011)	(358,367)	475,444	(78,979)	(1,293,913)

Effect in the income of the period			475,444

(a) Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The tax credits arising from tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of taxable income and estimated the recovery of credits over a period not exceeding ten years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

c) Estimated recovery of income and social contribution tax credits:

	Assets
	2008	2007 (a)
2008	—	198,397
2009	383,110	177,468
2010	226,680	158,557
2011	226,072	211,299
2012	587,838	141,419
After 2012	342,655	126,989
	1,766,355	1,014,129

	Liabilities
	2008	2007 (a)
2008	—	226,201
2009	286,503	210,768
2010	267,877	141,619
2011	263,776	142,624
2012	527,551	140,804
After 2012	1,714,561	1,484,124
	3,060,268	2,346,140

(a) Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

d) Tax assets

As of December 31, 2008, the Company had total tax loss carryforward arising from its operations in Brazil of R$ 253,828 for income tax (R$ 255,115 as of December 31, 2007) and R$ 315,378 for social contribution tax (R$ 214,251 as of December 31, 2007), representing a deferred tax asset of R$ 91,841 (R$ 67,188 as of December 31, 2007). The Company believes that the amounts will be realized based on future taxable income, except for a portion of R$ 82,880 (R$ 79,065 as of December 31, 2007), due to the lack of an opportunity to use the tax losses in one of its subsidiaries. These tax losses can be carried forward indefinitely.

As of December 31, 2008, Gerdau Ameristeel had operating tax loss carryforward in the amount of approximately R$ 70,110 for Canadian tax purposes (R$ 142,767 as of December 31, 2007) that expire in 2027.The Company also has net operating losses of approximately R$ 762,563 for United States tax purposes (R$ 872,897 as of December 31, 2007) that expire between 2010 and 2027. The Company believes it is probable that the benefits from these losses will be realized, based on the annual amounts forecasted and, therefore, no provision for loss has been recorded. The Company recorded a provision for devaluation of R$ 140,220 on December 31, 2008 related to its financial investments (Auction Rate Securities).  Deferred income and social contribution tax in the amount of R$ 54,686 was calculated for the provision for devaluation, since the Company believes that the realization of these deferred tax assets is probable.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

	Lands and buildings	Machines, equipment, and installations	Furniture and Fixture	Vehicles	Data electronic equipment	Foresting/ reforesting	Property, plant and equipment under construction	Total
Gross cost of the property, plant, and equipment

Balances as of January 01, 2006	3,306,151	8,291,907	125,690	70,244	346,484	250,520	1,865,089	14,256,085
Foreign exchange effect	(61,469)	(278,721)	(5,183)	(2,042)	(3,545)	—	(27,330)	(378,290)
Acquisitions/sales of companies and alocation of fair value	656,213	2,879,013	12,476	14,278	45,200	—	145,473	3,752,653
Additions	74,765	403,525	30,162	11,777	15,514	69,963	1,805,212	2,410,918
Transfers	224,409	720,680	6,593	25,343	49,658	—	(1,026,683)	—
Disposals	(9,235)	(162,922)	(7,086)	(2,882)	(6,041)	(2,765)	(24,294)	(215,225)
Balances as of December 31, 2006	4,190,834	11,853,482	162,652	116,718	447,270	317,718	2,737,467	19,826,141
Foreign exchange effect	(151,071)	(631,799)	(14,393)	(8,181)	(6,962)	—	(68,415)	(880,821)
Acquisitions/sales of companies and alocation of fair value	359,841	976,682	822	3,711	17,316	(23,653)	128,122	1,462,841
Additions	230,362	717,627	21,203	21,606	41,539	137,684	1,980,073	3,150,094
Transfers	120,045	2,080,857	14,089	1,939	66,295	—	(2,283,225)	—
Disposals	(17,217)	(298,808)	(7,110)	(3,601)	(12,047)	(21,222)	(121,666)	(481,671)
Balances as of December 31, 2007	4,732,794	14,698,041	177,263	132,192	553,411	410,527	2,372,356	23,076,584
Foreign exchange effect	525,834	1,606,036	35,433	24,489	11,365	174,114	—	2,377,271
Acquisitions/sales of companies and alocation of fair value	193,529	922,442	5,251	—	—	18,559	—	1,139,781
Additions	248,630	785,247	36,392	47,157	48,540	1,864,911	108,167	3,139,044
Transfers	158,411	1,509,145	6,489	(2,134)	38,759	(1,731,492)	301	(20,521)
Disposals	(26,055)	(197,195)	(2,506)	(3,549)	(2,185)	(28,611)	(16,835)	(276,936)
Balances as of December 31, 2008	5,833,143	19,323,716	258,322	198,155	649,890	708,008	2,463,989	29,435,223

Accumulated depreciation

Balances as of January 01, 2006	(1,172,667)	(4,154,700)	(78,971)	(42,548)	(222,580)	(59,523)	—	(5,730,989)
Foreign exchange effect	11,645	124,669	3,168	324	528	—	—	140,334
Depreciation, amortization and depletion	(127,002)	(820,094)	(12,751)	(12,501)	(55,712)	(14,892)	—	(1,042,952)
Transfers	(3,750)	2,614	487	620	29	—	—	—
Disposals	1,907	167,509	2,023	1,880	5,367	2,323	—	181,009
Balance on December 31, 2006	(1,289,867)	(4,680,002)	(86,044)	(52,225)	(272,368)	(72,092)	—	(6,452,598)
Foreign exchange effect	15,660	176,843	6,512	2,956	11,822	—	—	213,793
Depreciation, amortization and depletion	(153,278)	(997,880)	(16,563)	(19,084)	(89,023)	(19,271)	—	(1,295,099)
Transfers	3,599	9,332	(12,673)	(1,962)	1,704	—	—	—
Disposals	7,089	246,433	4,237	2,387	10,818	14,300	—	285,264
Balance on December 31, 2007	(1,416,797)	(5,245,274)	(104,531)	(67,928)	(337,047)	(77,063)	—	(7,248,640)
Foreign exchange effect	(55,728)	(545,866)	(19,434)	(12,232)	(15,169)	—	—	(648,429)
Depreciation, amortization and depletion	(193,828)	(1,298,641)	(21,176)	(26,611)	(70,635)	(4)	(13,277)	(1,624,172)
Transfers	(17)	720	1	191	—	—	—	895
Disposals	5,092	129,158	1,052	2,396	2,172	—	—	139,870
Balances as of December 31, 2008	(1,661,278)	(6,959,903)	(144,088)	(104,184)	(420,679)	(77,067)	(13,277)	(9,380,476)

Net property, plant and equipment
Balances as of December 31, 2006	2,900,967	7,173,480	76,608	64,493	174,902	245,626	2,737,467	13,373,543
Balances as of December 31, 2007	3,315,997	9,452,767	72,732	64,264	216,364	333,464	2,372,356	15,827,944
Balances as of December 31, 2008	4,171,865	12,363,813	114,234	93,971	229,211	630,941	2,450,712	20,054,747

The following useful lives are used to calculate depreciation, amortization, and depletion:

	Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts – property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. and Aços Villares S.A. are also insured against loss of profits.

c) Capitalized borrowing costs – borrowing costs capitalized during the year 2008 totaled R$ 120,010 (R$ 115,308 during year ended in December 31, 2007 and R$ 105,078 during year ended December 31, 2006).

d) Guarantees – property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 2,341,749 as of December 31, 2008 (R$ 1,869,540 as of December 31, 2007).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Recoverability of property, plant, and equipment is evaluated based on analysis and identification of facts or circumstances that could give rise to a need to carry out impairment tests. The Company carried out impairment tests based on projections of expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate, and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any impairment to the Company’s property, plant, and equipment in the year.

NOTE 12 – INVESTMENTS

a) Associates and jointly-controlled entities

	Dona Francisca Energética S.A.		Armacero Ind. Com. Ltda.	Joint Ventures North America	Grupo Multisteel Business Holdings Corp.		Corsa Controladora S.A. de C.V.		Estructurales Corsa S.A.P.I. de C.V.		Corporación Centro Americana del Acero, S.A.		SJK Steel Plant Limited	Others
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Total
Balances as of January 01, 2006	58,778	17,074	10,566	359,157	—	—	—	—	—	—	—	—	—	16,242	461,817
Equity in earnings	7,015	—	(1,866)	234,866	—	—	—	—	—	—	—	—	—	3,535	243,550
Exchange variation	—	—	(983)	(17,358)	—	—	—	—	—	—	—	—	—	—	(18,341)
Dividends	—	—	—	(217,169)	—	—	—	—	—	—	—	—	—	—	(217,169)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—	—	7,039	7,039
Balances as of December 31, 2006	65,793	17,074	7,717	359,496	—	—	—	—	—	—	—	—	—	26,816	476,896
Equity in earnings	8,793	—	(1,279)	92,550	25,676	—	—	—	—	—	—	—	—	(7,341)	118,399
Exchange variation	—	—	(318)	(55,930)	(9,206)	(5,116)	—	—	—	—	—	—	—	—	(70,570)
Dividends	—	—	—	(109,959)	—	—	—	—	—	—	—	—	—	—	(109,959)
Acquisition/disposal of investment	—	—	—	—	136,233	81,588	—	—	—	—	—	—	—	(4,345)	213,476
Balances as of December 31, 2007	74,586	17,074	6,120	286,157	152,703	76,472	—	—	—	—	—	—	—	15,130	628,242
Equity in earnings	9,904	—	8,492	34,832	56,432	—	33,813	—	9,948	—	6,421	—	(37,459)	425	122,808
Other equity variations	—	—	—	3,358	—	—	—	(4,333)	—	—	—	—	(3,445)	—	(4,420)
Exchange variation	—	—	1,326	245,442	42,225	15,122	20,324	40,430	(2,241)	(100)	31,976	93,531	10,912	—	498,947
Dividends	—	—	—	(183,582)	—	—	—	—	—	—	—	—	—	—	(183,582)
Acquisition/disposal of investment	—	—	—	—	—	892	52,250	134,034	71,423	9,056	103,978	199,718	127,254	14,473	713,078
Reclassification of fair value	—	—	—	—	41,602	(41,602)	—	—	—	—	63,243	(63,243)	—	—	—
Balance as of December 31, 2008	84,490	17,074	15,938	386,207	292,962	50,884	106,387	170,131	79,130	8,956	205,618	230,006	97,262	30,028	1,775,073

b) Investments at cost

	MRS Logística S.A.	Eletrobrás Centrais Elétricas Brasileiras S.A.	Others
	Investment	Investment	Investment	Total
Balances as of December 31, 2006	4,772	—	—	4,772
Acquisition/disposal of investment	—	13,851	—	13,851
Balances as of December 31, 2007	4,772	13,851	—	18,623
Acquisition/disposal of investment	—	(13,851)	16,996	3,145
Balance as of December 31, 2008	4,772	—	16,996	21,768

c) Impairment of investments

Recoverability of investments is evaluated based on analysis and identification of facts or circumstances that could give rise to a need to carry out impairment tests. The Company carried out impairment tests on its investments based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any impairment to the Company’s investments for any of the years presented.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 13 – GOODWILL

The changes in goodwill are as follows:

	2008	2007	2006
Initial balance	6,043,396	437,838	31,296
(+) Foreign exchange effect	2,529,320	(231,613)	(16,566)
(+) Additions	2,775,351	5,977,760	423,108
(-) Write-off	(53,965)	(140,589)	—
Final balance	11,294,102	6,043,396	437,838

The amount of goodwill by segment is as follows:

	2008	2007
Long Steel Brazil	290,885	249,059
Açominas Ouro Branco	173,814	170,129
Specialty Steels	2,807,117	54,206
Latin America	756,041	357,160
North America	7,266,245	5,212,842
	11,294,102	6,043,396

Goodwill impairment test

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including EBITDA multiples (Earnings before Interest, Taxes, Depreciation and Amortization) and discounted cash flow for business segments which have goodwill.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could result in the need of anticipation for the tests performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is performed. In 2008, the Company carried out goodwill impairment tests in December 2008 for all of its business segments, which represented the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any impairment to the Company’s goodwill in the year.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 14 – INTANGIBLE ASSETS

Intangible assets refer basically to customer contracts and relationships arising from the acquisition of companies:

	Customer contracts and relationships of Pacific Coast Steel Inc.	Carbon Emission Reduction Certified of Corporación Sidenor, S.A.	Customer contracts and relationships of Chaparral Steel Company	Customer contracts and relationships of Enco Materials Inc.	Customer contracts and relationships of Gerdau Macsteel Inc.	Others	Total
Balance as of January 01, 2006	—	—	—	—	—	—	—
Acquisition	17,322	18,648	—	—	—	9,411	45,381
Balance as of December 31, 2006	17,322	18,648	—	—	—	9,411	45,381
Exchange variation	(2,646)	(1,666)	(39,983)	43	—	(488)	(44,740)
Acquisition	1,628	5,472	1,112,808	14,917	—	4,156	1,138,981
Disposal	(831)	(15,890)	—	—	—	(264)	(16,985)
Amortization	(2,684)	—	(42,514)	(991)	—	(2,733)	(48,922)
Balance as of December 31, 2007	12,789	6,564	1,030,311	13,969	—	10,082	1,073,715
Exchange variation	6,640	3,154	306,319	3,594	156,466	468	476,641
Acquisition	38,673	25,843	—	—	366,280	26,285	457,081
Disposal	(4,284)	(12,709)	—	(955)	(24,896)	(17,756)	(60,600)
Amortization	(10,690)	—	(176,153)	(2,011)	(42,073)	(2,980)	(233,907)
Balance as of December 31, 2008	43,128	22,852	1,160,477	14,597	455,777	16,099	1,712,930
Estimated useful lives	5 years	Undefined	15 years	5 years	15 years	5 years

Recoverability of intangible assets is evaluated based on analysis and identification of facts or circumstances that could give rise to a need to carry out impairment tests. The Company carried out impairment tests on its intangible assets in December, 2008 based on projections of expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any impairment to the Company’s intangible assets in the year.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 15 – LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2008	2007
Short term financing in Brazilian reais
Working capital	6.49%	50,643	534,718
Short term financing in foreign currency
Working capital (US$)	6.43%	942,366	508,510
Working capital (EUR)	4.58%	444,409	156,894
Working capital (Clp$)	3.84%	103,690	29,523
Working capital (Cop$)	13.37%	304,264	13,428
Working capital (PA$)	24.33%	77,132	54,113
Financing of investment (US$)	4.84%	3,557	72,935
Financing of property, plant and equipment and others (US$)	3.32%	3,751	1,787
		1,929,812	1,371,908
Plus current portion of long-term financing		1,858,273	1,129,077
Short term financing plus current portion of long-term financing		3,788,085	2,500,985

Long-term financing in Brazilian reais
Working capital	3.00%	84,289	105,345
Financing of property, plant and equipament	8.29%	1,866,491	1,412,516
Financing of investment	10.96%	663,984	744,325
Long-term financing in foreign currency
Working capital (US$)	5.38%	568,491	395,548
Working capital (COP$)	13.37%	210,258	—
Working capital (€)	4.58%	1,117,699	702,379
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	9.48%	2,341,672	1,772,751
Advances on export contracts (US$)	5.32%	701,324	508,687
Financing of investment (US$)	5.31%	10,565,918	6,400,934
Financing of property, plant and equipament and others (US$)	4.27%	2,333,149	1,547,720
		20,453,275	13,590,205
Less: current portion		(1,858,273)	(1,129,077)
Long term financing minus current portion		18,595,002	12,461,128
Total financing		22,383,087	14,962,113

(*) Weighted average effective interest costs on December 31, 2008.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2008	2007
Brazilian Real (R$)	2,665,407	2,796,904
U.S. Dollar (US$)	17,460,228	11,208,872
Euro (€)	1,562,108	859,273
Colombian Peso (Cop$)	514,522	13,428
Argentine Peso (PA$)	77,132	54,113
Chilean Peso (Clp$)	103,690	29,523
	22,383,087	14,962,113

Timeline of installments payments of long term loans and financing is as follows:

	2008	2007
2009	—	1,352,796
2010	2,312,351	1,011,722
2011	4,134,453	2,782,039
2012	4,240,816	2,758,588
After 2012	7,907,382	4,555,983
	18,595,002	12,461,128

a) Guaranteed Perpetual Notes and Senior Notes

Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million (R$ 1,402,200 as of December 31, 2008). These Notes are guaranteed by the Brazilian subsidiaries companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes 5 years after their issue, i.e., the first option for redemption is in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date. The redemption value corresponds to the Notes’ face value. The subsidiary Gerdau Ameristeel Corporation has a private issue of Senior Unsecured Notes in the amount of US$ 405 million (R$ 939,472 as of December 31, 2008, net from the original discount at issuance of R$ 7,013), at the cost of 10.375% per year, with maturity in 2011.

b) Term Loan Facility (Financing of Investments)

On September 14, 2007, the subsidiary Gerdau Ameristeel Corporation financed in part the acquisition of Chaparral Steel Company with a Term Loan Facility in the main amount of US$ 2.75 billion (R$ 6,426,750 as of December 31, 2008), of which US$ 150 million have already been paid (R$ 350,550 on December 31, 2008). The Term Loan Facility has maturities of 5 and 6 years from the acquisition close date and is subject to Libor + between 1% and 1.25%. The Term Loan Facility is not collateralized by assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and its Brazilian subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A.) have guaranteed the borrowers’ liabilities with respect to the credit line.

c) Ten-Year Bonds (Investment Financing)

On October 22, 2007 the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the main amount of US$ 1 billion (R$ 2,337,000 on December 31, 2008). The bonds mature on October 20, 2017 and they have an interest of 7.25% p.a., paid twice a year in April and October beginning in April 2008. The bonds are guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. In May 2008 the Company concluded the reopening of the Bond with a maturity date in October 2017 through the subsidiary GTL Trade Finance Inc. in the main amount of US$ 500 million (R$ 1,168,500 as of December 31, 2008) and at a yield of 6.875% p.a. The new issuance was incorporated into the issuance made in October 2007 and it is subject to interest of 7.25% p.a., which will be paid every six months (in April and October).

d) Guarantees

The loans contracted under the FINAME/BNDES program, totaling R$ 1,875,622 on the date of the Consolidated Financial Statements, are guaranteed by the financed assets. Other loans are guaranteed by the controlling shareholders’ collateral signatures, on which the Company pays a rate of 0.7% per year.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

e) Covenants

As a way of monitoring the financial condition of the Company, the banks involved in certain of the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the EBITDA for the last 12 months should represent at least 3 times the debt service of the same period. As of December 31, 2008 such covenant is around 9;

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the debt coverage level should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2008 such covenant is around 2.3 times the EBITDA for the last 12 months;

III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements. The contractual index indicates that the Net Worth must be greater than R$ 3,759,200; and

IV) Current Ratio - measures the capacity to pay current liabilities. The contractual index indicates that the current ratio must be greater than 0.8. As of December 31, 2008 the current ratio is 5.

All covenants mentioned above are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the stand-alone financial statements of Metalúrgica Gerdau S.A. according to BR GAAP, and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a declaration of default by the banks and acceleration of maturity of loans.

f) Credit Lines

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2008, R$ 262,623 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a. The contracts are guaranteed by Indac — Ind. Adm. e Comércio S.A. and contain restrictive covenants that must be met by Metalúrgica Gerdau S.A. and which require that the debt coverage level not surpass 3.5 times the EBITDA for the last 12 months. This ratio was approximately 2.5 times the EBITDA for the last 12 months as of December 31, 2008.

In November 2006, Gerdau S.A. concluded a Senior Liquidity Facility operation with the objective of providing one more tool to the management of its liabilities and better manage short-term risks. The operation contributed to reduce the Company’s level of exposure in the case of liquidity reduction in the financial and capital markets. The Senior Liquidity Facility amounts to US$ 400 million (R$ 934,800 as of December 31, 2008) and the borrower will be the subsidiary GTL Trade Finance Inc., with guarantees provided by the Gerdau S.A. and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.. The program has an availability period up to November 2009 with two years for payment beginning from when each disbursement is made. The costs are a Facility Fee of 0.27% p.a. and interest of LIBOR + 0.30% at 0.40% p.a. in the case of disbursement. No amounts had been withdrawn against this credit line as of December 31, 2008.

The North American subsidiaries have a US$ 950 million (R$ 2,220,150 on December 31, 2008) line of credit that expires in October 2010. Inventories and accounts receivable of subsidiaries guarantee this credit line. No amounts were outstanding on this line of credit as of December 31, 2008.

In May 2008, the subsidiary Gerdau MacSteel US Inc. received a US$ 500 million 3-year credit facility from a group of banks led by Citibank, N.A. (R$ 1,168,500 on December 31, 2008), US$ 400 million of which is long-term debt and US$ 100 million is revolving credit. As of December 31, 2008, US$ 400 million (R$ 934,800) of this credit line had been used. Principal is due in three installments, the first of which is payable in the 24th month, the second in the 30th month, and the third and last in the 36th month. The US$ 100 million portion related to the revolving credit was not being used as of December 31, 2008. The contractual interest rate is LIBOR + 1.25%. Gerdau Group companies are the guarantors of this loan.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 16 - DEBENTURES

	General	Quantity as of December 31, 2008
Issuance	Meeting	Issued on	Portfolio	Maturity	Annual charges (*)	2008
3rd - A and B	May 27, 1982	144,000	91,702	06/01/2011	CDI	141,406
7th	July 14, 1982	68,400	57,790	07/01/2012	CDI	35,728
8th	November 11, 1982	179,964	44,433	05/02/2013	CDI	298,186
9th	June 10, 1983	125,640	121,542	09/01/2014	CDI	13,800
11th - A and B	June 29, 1990	150,000	122,677	06/01/2020	CDI	87,223
						576,343
Aços Villares S.A.	September 1, 2005	28,500	—	09/01/2010	104.5% DI	274,406
Total						850,749
Current						145,034
Non-current						705,715

(*) CDI - Interbank Deposit Certificate and DI - Interbank Deposit

Maturities of long-term amounts are as follows:

	2008	2007
2009	—	142,500
2010	129,372	127,403
2011	141,406	165,970
2012	35,728	152,606
After 2012	399,209	314,672
	705,715	903,151

Debentures issued by Gerdau S.A. The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 12.48% and 11.82% as of December 31, 2008 and December 31, 2007, respectively.

Debentures issued by Aços Villares S.A. The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market with a face value of R$ 10 totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the CDI rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on December 1, 2008.

NOTE 17 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of:

• cash and cash equivalents - are presented at note Nº 5.

• short-term investments - are recorded at their fair value at the date of the Consolidated Financial Statements and presented at note Nº 6.

• trade accounts receivable - are explained and presented at note Nº 7.

• related-party transactions - are described at note Nº 20.

• loans and financing - are presented at note Nº 15.

• debentures - are presented at note Nº 16; e

• derivative financial instruments - derivative transactions are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations. Therefore, some of them are considered hedge instruments under hedge accounting and are recorded at their market values (see Notes 17.e and 17.g).

b) Market value — the market value of the aforementioned financial instruments, calculated as per methodologies mentioned in Note 2.19 d, is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2008		2007
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	2,026,609	2,026,609	2,026,096	2,026,096
Short-term investments	3,464,200	3,464,200	3,113,277	3,113,277
Trade accounts receivable	3,683,933	3,683,933	3,172,316	3,172,316
Trade accounts payable	2,855,419	2,855,419	2,586,634	2,586,634
Imports financing	2,328,138	2,328,138	1,541,315	1,541,315
Prepayment financing	345,840	345,840	460,074	460,074
Senior Notes	939,472	928,691	716,792	757,850
Perpetual bonds	1,404,965	1,182,195	1,064,876	1,107,534
Other financing	17,364,672	17,364,672	11,179,056	11,179,056
Debentures	850,749	850,749	941,276	941,276
Related parties (assets)	59,092	59,092	17,100	17,100
Related parties (liabilities)	660	660	563	563
Unrealized gains on derivatives	78,180	78,180	1,567	1,567
Unrealized losses on derivatives	383,702	383,702	18,070	18,070
Dividends payable	7,820	7,820	392	392
Other accounts receivable	587,201	587,201	511,285	511,285
Other accounts payable	954,636	954,636	857,665	857,665
Long-term incentive plan	—	37,785	—	33,445
Put options on minority interest	698,321	698,321	889,440	471,477

The market value of the Senior Notes is estimated based on quoted market prices from the trading desk of an investment bank. The market value of Ten-Year bond Securities and Perpetual bonds are based on quotations in the secondary market for these securities.

The Company and its subsidiaries believe that the other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the production process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials.  In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating between variable (such as LIBOR and CDI) and fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 15) and debentures (note 16). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program. In the last years, the key indicators of the capital structure management process have been as follows:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 7 times
Debt/Equity Ratio	between 25%-75% and 50%-50%

These key indicators are used for the objectives described above and may not be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented at notes 15 and 16, respectively.

The following are the contractual maturities of financial liabilities:

	December 31, 2008
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	20,453,275	1,858,273	6,446,804	5,999,569	6,148,629
Debentures (1)	850,749	145,034	270,778	333,914	101,023
Put option for the remaining stake in PCS acquisition (2)	145,025	—	—	145,025	—
Put option granted to Santander Group on Corporación Sidenor acquisition (3)	553,296	—	—	553,296	—
Total	22,002,345	2,003,307	6,717,582	7,031,804	6,249,652

(1) Total amounts are included in the December 31, 2008 consolidated balance sheet. See Note 15 - Loans and Financing and Note 16 - Debentures in the consolidated financial statements. The amounts in the table above do not include short-term debt amounting to R$1,929,812.

(2) Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction.  See Note 17.f .

(3) During 2006, the Company entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but also granted a put option to Santander Group, which acquired another stake of 40% of Corporación Sidenor.  According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company five years after the completion of the acquisition. See Note 17.f .

	December 31, 2007
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	13,590,205	1,129,077	2,364,518	5,540,627	4,555,983
Debentures (1)	941,276	38,125	269,903	318,576	314,672
Put option granted to BNDESPAR on Aços Villares S.A. (2)	417,963	—	—	417,963	—
Put option granted to Santander Group on Corporación Sidenor acquisition (3)	471,477	—	—	471,477	—
Total	15,420,921	1,167,202	2,634,421	6,748,643	4,870,655

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

(1) Total amounts are included in the December 31, 2007 consolidated balance sheet. See Note 15 - Loans and Financing and Note 16 - Debentures in the consolidated financial statements. The amounts in the table above do not include short-term debt amounting to R$1,371,908.

(2) In 2007, the subsidiary Gerdau Aços Especiais S.A. entered into a contract with BNDES Participações S.A. (“BNDESPAR “). This contract gave BNDESPAR the right to sell to the Company its 28.8% stake in Aços Villares at a specified price.  See Note 17.f .

(3) During 2006, the Company entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but also granted a put option to Santander Group, which acquired another stake of 40% of Corporación Sidenor.  According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company five years after the completion of the acquisition. See Note 17.f .

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 6% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Financial Statements. The impact calculated considering such variation in the foreign exchange rate totals R$ 325,140 as of December 31, 2008 (R$ 729,900 as of December 31, 2007). The Company believes that the dollar depreciation against the Brazilian Real during the year of 2009 will be approximately 6%.

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the oscillation of the exchange rate.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 87,564 as of December 31, 2008 (R$ 59,419 as of December 31, 2007). The Company believes that the interest rate on loans and financing and debentures may go up when taking on new debts during 2009. The main reason for possible increases is the crisis in the international banking system that continues to affect liquidity available in markets.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both the prices. The impact measured considering this variation in the price of products sold and raw materials and other inputs totals R$ 187,800 as of December 31, 2008 (R$ 153,444 as of December 31, 2007). The company and its subsidiaries do not have hedges for commodities.

d) Financial Instruments per Category

Summary of the financial instruments per category:

December 31, 2008 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Available for sale	Total
Short-term investments	—	2,837,049	—	627,151	3,464,200
Unrealized gains on derivatives	—	78,180	—	—	78,180
Trade accounts receivable	3,683,933	—	—	—	3,683,933
Related parties	59,092	—	—	—	59,092
Other accounts receivable	587,201	—	—	—	587,201
Cash and cash equivalents	2,026,609	—	—	—	2,026,609
Total	6,356,835	2,915,229	—	627,151	9,899,215

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Liabilities	Liabilities at market value with gains and losses recognized in the result	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	2,855,419	2,855,419
Imports financing	—	—	2,328,138	2,328,138
Prepayment financing	—	—	345,840	345,840
Senior Notes	—	—	939,472	939,472
Perpetual bonds	—	—	1,404,965	1,404,965
Other financing	—	—	17,364,672	17,364,672
Debentures	—	—	850,749	850,749
Related parties	—	—	660	660
Dividends payable	—	—	7,820	7,820
Other accounts payable	—	—	954,636	954,636
Put options on minority interest	—	—	698,321	698,321
Unrealized losses on derivatives	538,887	(155,185)	—	383,702
Total	538,887	(155,185)	27,750,692	28,134,394

December 31, 2007 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Available for sale	Total
Short-term investments	—	2,836,903	276,374	3,113,277
Unrealized gains on derivatives	—	1,567	—	1,567
Trade accounts receivable	3,172,316	—	—	3,172,316
Related parties	17,100	—	—	17,100
Other accounts receivable	511,285	—	—	511,285
Cash and cash equivalents	2,026,096	—	—	2,026,096
Total	5,726,797	2,838,470	276,374	8,841,641

Liabilities	Liabilities at market value with gains and losses recognized in the result	Other financial liabilities at amortized cost	Total
Imports financing	—	1,541,315	1,541,315
Prepayment financing	—	460,074	460,074
Senior Notes	—	716,792	716,792
Perpetual bonds	—	1,064,876	1,064,876
Other financing	—	11,179,056	11,179,056
Debentures	—	941,276	941,276
Related parties	—	563	563
Dividends payable	—	392	392
Other accounts payable	—	857,665	857,665
Put options on minority interest	—	889,440	889,440
Unrealized losses on derivatives	18,070	—	18,070
Total	18,070	17,651,449	17,669,519

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in Equity, all the derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of these fluctuation or volatility.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions.

Funding is never done in a currency in which there is no corresponding cash generation as established in internal policy.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It therefore considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criterion for determining the fair value of the derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset as well as the liability side, are estimated in independently and discounted to present value and the difference in the result between extremities generates the swap’s market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

These amounts could change if the transactions are held to maturity or if they are settled in advance as a result of changes in market rates.

Derivative operations include swaps of fixed for floating interest rates (or vice-versa) either in LIBOR or in CDI, swaps of interest rate in the Japanese LIBOR for interest rate in dollars, swaps of exchange exposure from Japanese yen to dollars, as well as Non Deliverable Forwards (NDFs).

Non Deliverable Forwards: The subsidiary Aços Villares S.A. has NDFs designated as cash flow hedge with a notional value of US$ 188.8 million, equivalent to R$ 441,225 on December 31, 2008 that takes on the average PTAX from the month before it is due and the bank adopts a fixed US dollar rate for the maturity date. The subsidiary has a short position. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011. The fair value of this contract, which represents the settlement amount if the contract were finalized on December 31, 2008, is a net loss of R$ 109,466, R$ 58,020 of which in current liabilities and R$ 51,446 in non-current liabilities. The respective counterparty was booked in the consolidated statement of income in the account “Gain and losses on derivatives, net” for the losses in the amount of R$ 42,022 that were originated up to September 30, 2008 and the remaining R$ 67,444 (R$ 44,390 net of taxes and minority interests) was recorded in the consolidated statement of recognized income and expense for those amounts originated after October 1, 2008 which was the date the Company designated these transactions as cash flow hedge. Counterparts to this transaction include ABN Amro Bank, Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

The subsidiary Diaco S.A. contracted US$ 15.4 million (R$ 35,989 on December 31, 2008) in NDFs that matured on February 1, 2009 in order to protect itself from the exchange fluctuations of the US dollar in relation to the local currency linked to  scrap purchases and other inputs used in the steel making process. The subsidiary has a long position.  The estimated fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net gain of R$ 2,720. Counterparts to this transaction include Banco Santander, Banco Colombia, Banco Davivienda, and Banco Bogotá. The counterparty was booked in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The subsidiary, Siderurgica del Perú S.A.A. (Siderperú), contracted US$ 6.29 million (R$ 14,699 on December 31, 2008) in NDFs that mature on April 22, 2009  This transaction was entered into due to the foreign exchange exposure on financing in dollars with Continental Bank. The subsidiary has a short position.  The fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net gain of R$ 110. The counterpart to this transaction is BBVA. The counterparty was booked in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

The subsidiary Gerdau Aza S.A. contracted US$ 3.1 million (R$ 7,268 on December 31, 2008) in NDFs that mature on January 30, 2009 in order to protect itself from exchange fluctuations in the US dollar in relation to the local currency linked to finished product purchases used in the steel making process. The subsidiary has a long position. The fair value of these contracts, which represents the settlement amount if the contracts were finalized on December 31, 2008, is a loss of R$ 7,406 and a gain of R$ 7,205, which generates a net loss of R$ 201. The counterpart for this transaction is Banco do Chile. The counterparty was booked in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Swap Contracts

Interest rate swap

The subsidiary Aços Villares S.A. has swaps in the amount of US$ 59 million (R$ 137,883 on December 31, 2008) in which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. The fair value of this contract, which represents the settlement amount if the contracts were finalized on December 31, 2008, is a net loss of R$ 4,010. Counterparts for these transactions include Unibanco and ABN Amro Bank.

The subsidiary, Gerdau Açominas S.A., entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. These contracts have a nominal value of R$ 208.5 million (R$ 487,264 on December 31, 2008) and a maturity dates between June 15, 2010 and November 30, 2011. These swaps were contracted in order to eliminate the interest rate variation risk (LIBOR) since the Company took on debts in dollars at floating rates in the same amount as the swap. The fair value of these contracts, which represents the settlement amount if the contracts were settled as of December 31, 2008, is a net loss of R$ 22,906. Counterparts to this transaction are JP Morgan and Citibank.

The subsidiary GTL Equity Investments Corp. contracted an exchange swap based on the LIBOR with the bank JP Morgan with maturity dates between September 21, 2009 and December 21, 2011. The nominal values of these contracts together were US$ 300 million (R$ 701,100 on December 31, 2008). This operation was entered into in order to optimize the financial cost of the Company’s Guaranteed Perpetual Senior Securities based on the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). The fair value of these contracts, which represents the settlement amount if the contracts were settled as of December 31, 2008, is a net loss of R$ 39,528.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a nominal value of US$ 75 million, equivalent to R$ 175,275 as of December 31, 2008 and matures on April 30, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net loss of R$ 13,134. The counterpart to this transaction is Banco Bilbao Vizcaya (BBVA).

The subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a nominal value of US$ 1 billion, which was the equivalent of R$ 2,337,000 as of December 12, 2008. Fixed rates for these swaps are between 3.3005% and 3.7070% and they mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net loss of R$ 147,243, which generates an effect net of taxes of R$ 87,467 in the “Other reserves” account. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

The subsidiary Gerdau MacSteel contracted swaps with interest rates, exchanging its floating LIBOR for a fixed rate, in order to reduce its exposure to variations in the LIBOR rate for its Term Loan Facility. Since the Term Loan Facility was

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

contracted at floating LIBOR rates, the Company opted to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts had a nominal value of US$ 400 million (R$ 934,800 as of December 31, 2008) and the LIBOR set for these swaps is between 3.5% and 3.73% and they mature from May, 2010 to May, 2011. The fair value of these swaps, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net loss of R$ 40,009, which generates an effect net of taxes of R$ 23,328 in the “Other reserves” account. The counterparts to this transaction are Santander, Calyon, and Bank of Tokyo-Mitsubishi UFJ.

On December 16, 2008, the subsidiary, Corporación Sidenor, settled in advance interest rate swap contracts whereby it received a variable interest rate based on Euribor and paid a fixed interest rate in Euros. These contracts had a nominal value of € 27 million and a maturity date of March 23, 2010. The amount paid to settle this swap was € 690,000, equivalent to R$ 2,234 as of the settlement date.

Cross Currency Swap

The subsidiary Gerdau Açominas S.A. also entered into a reverse swap contract whereby it receives a fixed interest rate based on US dollars and pays variable rate Japanese LIBOR in Japanese yen with a nominal value of US$ 250.3 million (R$ 584,979 on December 31, 2008). This swap’s maturity date is March 31, 2015. The fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net gain of R$ 4,417. The counterpart to this transaction is Citibank.

The subsidiary Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Japanese LIBOR in Japanese yen and pays a fixed interest rate in US dollars with a nominal value of US$ 224.5 million (R$ 524,740 on December 31, 2008). This operation was entered into in order to hedge the Company from volatility in the Japanese yen currency. This swap’s maturity date is March 24, 2016. The fair value of this contract, which represents the settlement amount if the contract were settled as of December 31, 2008, is a net gain of R$ 63,728. The counterpart to this transaction is Citibank.

Guarantee Margins

As of December 31, 2008, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

							Recognized value				Fair value
			Reference value				Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		2008		2007		2008	2007	2008	2007	2008	2007	2008	2007
Forward
Aços Villares S.A.			US$	188.8 million	—		(53,228)	—	(44,390)	—	—	—	(109,466)	—
Diaco S.A			US$	15.4 million	—		15,275	—	—	—	2,720	—	—	—
Siderúrgica del Perú S.A.A. - Siderperú			US$	6.29 million	—		114	—	—	—	110	—	—	—
Gerdau Aza S.A.			US$	3.1 million	—		(201)	—	—	—	7,205	—	(7,406)	—
							(38,040)	—	(44,390)	—	10,035	—	(116,872)	—

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1.94%	US$	59 million	US$	156.5 million	1,766	517	—	—	—	25	(4,010)	—
	payable edge	6.95%
Gerdau Açominas S.A.	receivable edge	Libor 6M+ (0.20% - 2.15%)	US$	208.5 million	US$	275.1 million	(19,116)	(10,670)	—	—	—	—	(22,906)	(5,896)
	payable edge	5.64% - 7.05%
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0.90%	US$	75 million	US$	75 million	(13,568)	2,531		—	—	—	(13,134)	(2,531)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1.37%	US$	1 billion	US$	200 million	(5,747)	(10,405)	(87,467)	—	—	—	(147,243)	(8,785)
	payable edge	3.48%
Gerdau MacSteel Holdings Inc.	receivable edge	Libor 6M	US$	400 million	—		—	—	(23,328)	—	—	—	(40,009)	—
	payable edge	3.59%
GTL Equity Investments Corp.	receivable edge	4.51% a.a.	US$	300 million	—		(39,528)	—	—	—	—	—	(39,528)	—
	payable edge	3.51% a.a.
							(76,193)	(18,027)	(110,795)	—	—	25	(266,830)	(17,212)

Cross currency swap
Gerdau Açominas S.A.	receivable edge	exchange variations JPY	US$	250.3 million	US$	267 million	5,403	(12,599)	—	—	4,417	—	—	(858)
	payable edge	JPY 118.18
Gerdau Açominas S.A.	receivable edge	exchange variations JPY	US$	224.5 million	US$	257.9 million	46,434	16,350	—	—	63,728	1,542	—	—
	payable edge	JPY 118.18
							51,837	3,751	—	—	68,145	1,542	—	(858)

Stock options to minority
Sipar Aceros S.A.			—		US$	11.1 million	—	(3,550)	—	—	—	—	—	—
Diaco S.A.			—		R$	151 million	—	18,996	—	—	—	—	—	—
							—	15,446	—	—	—	—	—	—
							(62,396)	1,170	(155,185)	—	78,180	1,567	(383,702)	(18,070)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The fair value effects was classified in the Balance sheet as follows:

	2008	2007
Unrealized gains on derivatives
Current assets	10,035	14
Non-current assets	68,145	1,553
	78,180	1,567
Unrealized losses on derivatives
Current liabilities	(69,435)	(1,964)
Non-current liabilities	(314,267)	(16,106)
	(383,702)	(18,070)
Net effect	(305,522)	(16,503)

f) Put options on minority interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. Furthermore, the Company guaranteed to pay to Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date 80% of Sidenor as its investment. As of December 31, 2008, such potential obligation totaled R$ 553,296 (R$ 471,477 as of December 31, 2007).

In 2007, the subsidiary Gerdau Aços Especiais S.A. entered into a contract with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder (together with other third parties) of the indirect subsidiary Aços Villares S.A. (“Villares”). This contract gave BNDESPAR the right to sell to the Company its 28.8% stake in Villares at a specified price. On December 31, 2007 the value of this put option was zero, since the value of the shares held by the bank was higher than the option’s value. According to IAS 32 - Financial Instruments: Presentation, the Company reclassified the exercise price of the put option from “Minority interests” to “Put options on minority interest” in non-current liabilities. As of December 31, 2007 the amount recognized as potential obligation amounts to R$ 417,963. Since BNDESPAR sold its shares to Metalúrgica Gerdau S.A., the option ceases to exist, and the reclassification of the “Minority interests” account to the “Put options on minority interest” in the non-current liabilities was reversed for the year ending December 31, 2008.

Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining stake to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Minority interests” to non-current liabilities under the account “Put options on minority interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as a minority interests. As of December 31, 2008 the amount recorded as potential obligation is R$ 145,025.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated

g) Net investment hedge

As described at note 2.20 and based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on December 31, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds described at note 15.c in the amount of US$ 1.5 billion, which were made in order to provide part of the resources for the acquisition of Chaparral Steel Company and Gerdau MacSteel Inc. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectivity of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Equity account “Other reserves” as from October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

The Company performed prospective effectiveness test at the inception of the hedge and retrospective and prospective effectiveness tests on December 31, 2008 in compliance with regulation IAS 39 and which demonstrated high effectiveness for the net investment hedge. As a result of this operation, the Company recognized an unrealized loss of R$ 634,050 in Equity account “Other reserves” as of December 31, 2008.

NOTE 18 – TAXES PAYABLE

	2008	2007
Income tax and social contribution taxes	73,209	92,548
Payroll charges	121,036	96,895
ICMS (state VAT)	37,938	33,310
COFINS (tax on revenue)	34,833	21,667
IPI (federal VAT)	3,033	40,207
PIS (tax on revenue)	7,449	4,546
Withholding income tax	47,506	30,121
Taxes in installments	19,265	30,566
IVA (value-added tax)	29,749	41,602
Others	143,254	70,849
	517,272	462,311

NOTE 19 – PROVISIONS AND CONTINGENT OBLIGATIONS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil, and tax matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of December 31, 2008.

The balances of the provisions are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

I) Provisions

		2008	2007
a) Tax provisions
ICMS (state VAT)	(a.1)	33,300	89,454
CSLL (social contribution tax)	(a.2)	42,445	5,903
IRPJ - Corporate Income Tax	(a.3)	16,832	13,098
INSS (social security contribution)	(a.4)	43,842	46,671
ECE (Emergency Capacity Charge)	(a.5)	33,996	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	21,802	21,612
II (import tax)/IPI (excise tax) Drawback	(a.6)	122,175	89,018
Other tax provisions	(a.7)	14,927	49,393
		329,319	349,145
b) Labor provisions	(b.1)	124,479	124,173
		124,479	124,173
c) Civil provisions	(c.1)	13,278	15,785
		13,278	15,785
		467,076	489,103

a) Provision for tax issues

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts. The reduction of the amount is due to the inclusion of debts in the Special Installment Payment Program for ICMS, in the State of Minas Gerais. The provisions were updated as required by law.

a.2) This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

a.3) Issues related to IRPJ are under discussion at the administrative level.

a.4) Lawsuits related to INSS in the lower and appellate courts. The consolidated balance refers to tax delinquency notices for INSS on outside services relating to the last 10 years for which the National Institute of Social Security understands that Gerdau Açominas S.A. is jointly liable. The assessments were maintained at the administrative level and annulment actions with judicial deposits were filed for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of their industrial units. These charges are of a tax nature and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

a.6) This provision is intended to cover amounts required by the Federal Revenue Service for Import Tax, Excise Tax and applicable charges on transactions. Part of the reserve was recorded by the subsidiary Gerdau Açominas S.A. before the questioning by the tax authorities on transactions made under a drawback that was subsequently annulled by the Foreign Trade Operations Department - DECEX. The Company disagrees with the administrative decision and defends the legality of the transactions made. This issue is under legal proceedings that currently awaits judgment in the Federal Superior Court (STF).

a.7) The provision was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

b) Provision for labor issues

b.1) The Company and its subsidiaries are also a party to labor claims which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Provision for civil issues

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of business, which totaled as of December 31, 2008 the amount shown as provision liabilities.

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 52,253. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is the defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount sought is currently R$ 36,339. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products.

a.3) On December 6, 2000, the Company adopted REFIS (Tax Debt Refinancing Program) to pay PIS and COFINS debts in 60 installments, the last of which was paid on May 31, 2005. After the payment of all the installments, there is a remaining balance of R$ 21,315 of the REFIS account was contested. Once the pending issues in the process are solved with the REFIS Management Committee, the Company understands that the installments will become extinct.

a.4) The Company and its subsidiaries Gerdau Aços Longos S.A. e Gerdau Comercial de Aços S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, and whose demands reach a total of R$ 158,622. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

a.5) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to IPTU, Import Tax and IPI. The total amount of these lawsuits is R$ 23,451. No provision has been recorded for these lawsuits since they were assessed as possible loss by the legal counsel.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), they were of the opinion that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedure irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070).

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been part of any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, which the administrative proceeding until now includes irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not to reverse its conviction.

b.2) Civil lawsuit filed by Sul América Seguradora against Gerdau Açominas S.A. and a third party to require acceptance of payment of R$ 34,383 to settle an indemnity claim. The insurance company pleaded doubt in relation to whom payment should be made and alleged that the Company is resisting receiving the payment and settling the matter. These doubts were refuted in the defense and the consigned amount was demonstrated to be insufficient. This was raised in December 2004 and the legal action continues in order to calculate the actual amount due.

Based on the opinion of its legal advisors, the Company´s expectation for loss is remote. It also expects that the ruling will declare the amount payable to be the amount stated in the appeal filed by the Company. Prior to this lawsuit, Gerdau Açominas S.A. filed a collection lawsuit for the amounts recognized by the insurance company for which it also expects a favorable outcome.

These lawsuits arose from an accident with the blast furnace regenerators on March 23, 2002, which resulted in loss of production, material damages, and loss of profits. In 2002 it sued for indemnities of approximately R$ 110,000 based on the costs incurred during the period for equipment downtime and immediate expenses incurred to temporarily recover the equipment. Subsequently, new amounts were added to the dispute as stated in the Company’s not yet recorded reply. The case is still in the hands of the court appointed engineering and accounting experts.

Management considers that the risk of losses from other contingencies affecting the net income of operations or the consolidated financial position of the Company is remote.

III) Non accrued contingent assets

a) Tax contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-ordered debt security issued in 1999 as well as its respective complementary court-ordered debt issued in 2007 involving a total amount of R$ 92,606. The court-ordered debt security from an ordinary lawsuit against the state of Rio de Janeiro related to non-compliance with a Loan Agreement for Periodic Execution in Cash, a tax incentive program under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro the realization of this credit is not expected in 2009 and following years. For this reason, this gain is not recorded in the consolidated financial statements.

a.2) The Company also expects to recover IPI premium credits since it has submitted an administrative request for reimbursement which is still pending a decision. The Company estimates the credits at R$ 463,923. However, no accounting recognition has occurred because of uncertainty as to their realization.

The changes in the tax, labor and civil provisions are shown below:

	2008	2007	2006
Balance at the beginning of the year	489,103	402,795	297,431
(+) Amounts accrued against expense	105,035	86,834	34,860
(-) Reversal of amounts against income	(144,037)	(42,427)	(17,946)
(+) Foreign exchange effect on provisions in foreign currency	4,034	311	4,506
(+) Company acquisitions	12,941	41,590	83,944
Balance at the end of the year	467,076	489,103	402,795

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2008	2007

Tax	227,484	212,979
Labor	27,984	8,506
Other	3,152	2,250
	258,620	223,735

NOTE 20 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	2008	2007
Assets
Controlling shareholders
Metalúrgica Gerdau S.A.	—	86
Santa Felicidade Ltda.	—	15
Joint-controlled entities
North America Joint ventures	2,724	—
Associate Companies
Armacero Ind. Com. Ltda.	5,030	10
Others
Fundação Gerdau	51,261	16,971
Others	77	18
	59,092	17,100

Liabilities
Joint-controlled entities
North America Joint ventures	—	(499)
Associate Companies
Armacero Ind. Com. Ltda.	(636)	—
Others	(24)	(64)
	(660)	(563)
	58,432	16,537

Loans and advances to executive officers	304	2,090

	2008	2007	2006
Net financial income (expenses)	(47,512)	14,800	1,825

b)              Financial transactions

	Trading securities		Income (expenses)
	2008	2007	2008	2007	2006
Related party
Banco Gerdau S.A. - CDB	55,173	61,420	10,787	12,796	15,262
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	—	—	(15,785)	(21,382)	(15,518)

(*) Guarantees granted of loans.

c)              Guarantees granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A in the amounts of R$ 2,007,732 and R$ 65,153, respectively.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. — Siderperú for a secured loan of up to US$ 150 million (R$ 350,550 as of December 31, 2008). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 163,590 on December 31, 2008) for this same subsidiary.

The Company is the guarantor of the jointly-controlled entity Dona Francisca S.A. for financing contracts in the amount of R$ 61,440, corresponding to a joint liability of 51.82% of the amount.

The subsidiaries Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Aços Especiais S.A. and Gerdau Aços Longos S.A. are the guarantors of the vendor of the related company Banco Gerdau S.A., in the amounts of R$ 2,332, R$ 2,469, R$ 28,646 and R$ 791, respectively.

The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility of the subsidiary GTL Trade Finance Inc. in the amount of US$ 400 million (R$ 934,800 as of December 31, 2008).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary GNA Partners, in financing contracts in the amount of US$ 2.6 billion (R$ 6,076,200 as of December 31, 2008).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) until the amount of US$ 1.5 billion (R$ 3,505,500 as of December 31, 2008).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement in the amount of US$ 484 million (R$ 1,131,108 as of December 31, 2008).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion (R$ 81,795 on December 31, 2008).

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 90 million (R$ 210,684 on December 31, 2008).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 518 million (R$ 1,210,572 on December 31, 2008). Furthermore, the Company provided a supplementary guarantee related to this contract of up to US$ 300 million (R$ 701,100 on December 31, 2008).

The Company provides guarantee for the loan contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200 million (R$ 467,400 on December 31, 2008).

The Company provides guarantee for the obligations that are taken on by Gerdau MacSteel Inc. in hedge operations with the purpose of protecting this company from being exposed to the interest rate oscillations on the international market generated by the Term and Revolving Credit Agreement in the amount of US$ 500 million (R$ 1,168,500 on December 31, 2008).

d)    Debentures

Outstanding debentures of R$ 286,261 as of December 31, 2008 (R$ 360,535 as of December 31, 2007), which generated a financial expense of R$ 56,157 in 2008 (R$ 89,554 in 2007), are held directly or indirectly by the parent company.

e)    Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 12.3798% as of December 31, 2008 (11.8158% as of December 31, 2007). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of raw materials and products are made under terms and conditions in the contract between the parties and under usual market conditions.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

f)    Management compensation

Gerdau S.A. paid its management salaries and variable compensation in a total of R$ 68,692 in 2008 (R$ 67,271 in 2007 and R$ 57,512 in 2006).

In 2008, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 89 for the Defined benefit plan, and R$ 266 for the Defined contribution plan (R$ 78 and R$ 239 in 2007 and R$ 82 and R$ 208 in 2006 respectively).

The stock option granted to management members is as follows:

	Stock options
										Accumulated options
Beginning of vesting period	Apr/03	Apr/03	Dec/03	Dec/04	Dec/04	Dec/05	Dec/06	Dec/07	Dec/07
Exercises from:	Jan/08	Jan/06	Jan/09	Jan/10	Jan/08	Jan/11	Jan/12	Jan/13	Jan/13
Exercises until:	Dec/12	Dec/12	Dec/13	Dec/14	Dec/14	Dec/15	Dec/16	Dec/17	Dec/17
Exercise price per share (R$):	2.65	2.65	6.78	10.58	10.58	12.86	17.50	26.19	26.19
Total granted to Board members	1,818,924	2,565,907	679,834	587,140	274,700	1,157,970	882,674	655,914	20,600	8,643,663
Exercised options	1,773,792	2,565,907	—	—	35,488	—	—	—	—	4,375,187

g)    Investment funds administration

The Company maintains marketable securities in investment funds administered by Gerval D.T.V.M. Ltda.. Such marketable securities consist of time deposits and debentures issued by the main Brazilian banks, as well as Treasury Bills issued by the Brazilian Federal Government.

NOTE 21 – EMPLOYEE BENEFITS

Considering all kinds of employee benefits granted by the Company and its subsidiaries, assets and liabilities as of December 31, 2008, are as follows:

	2008	2007 (a)
Actuarial assets – defined benefit pension plan	209,312	468,850
Actuarial assets – defined contribution pension plan	62,135	38,167
Total assets	271,447	507,017

Actuarial liabilities – defined benefit pension plan	617,567	243,057
Acturial liabilities - Post-employment health care benefit	302,401	223,336
Retirement and termination benefit liabilities	356,017	292,506
Total liabilities	1,275,985	758,899

(a) Comparative amounts for 2007 have been changed due to the adoption of paragraph 93A of IAS 19 as stated in Note 2.19b.

a)    Post-employment defined benefit pension plan

The Company and other subsidiaries in Brazil are the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social — Aços, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Ouro Branco Unit of Gerdau Açominas S.A. The assets of the Açominas Plan are comprised mainly of investments in bank certificates of deposit, federal government securities, marketable securities, and real estate.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of the Gerdau Plan consist of investments in bank certificates of deposit, federal government securities and marketable securities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans are comprised mainly of marketable securities.

Brazilian plans

The current expense of the defined benefit pension plans is as follows:

	2008	2007 (a)	2006
Cost of current service	40,448	34,479	29,114
Cost of interest	103,952	92,126	86,930
Expected return on plan assets	(194,660)	(169,095)	(156,078)
Expected contribution from employees	(10,508)	(5,885)	(6,208)
Net pension benefit	(60,768)	(48,375)	(46,242)

The reconciliation for assets and liabilities of the plans is as follows:

	2008	2007(a)
Total obligations	(1,153,712)	(1,014,603)
Fair value of the assets of the plan	1,837,694	1,701,896
Balance of assets	683,982	687,293
Total assets, net	683,982	687,293
Restriction on actuarial assets due to restrictions of recovery	(455,436)	(227,469)
Net asset	228,546	459,824
Assets recognized	228,546	459,824

Changes in plan assets and actuarial liabilities were as follows:

	2008	2007(a)	2006(a)
Variation of the plan obligations
Obligation at the begining of the year	1,014,603	899,508	770,037
Cost of service	40,448	34,479	29,114
Cost of interest	103,952	92,126	86,930
Payments of the benefits	(30,158)	(26,346)	(22,984)
Actuarial gains on the obligation	25,106	14,836	36,411
Others	(239)	—	—
Obligation at the end of the year	1,153,712	1,014,603	899,508

	2008	2007(a)	2006(a)
Variation of the plan assets
Fair value of the plan assets at the begining of the year	1,701,896	1,416,097	1,176,088
Return of the plan assets	194,660	169,095	156,140
Contributions from sponsors	25,789	21,691	17,495
Contributions from participants	11,107	9,171	7,100
Payments of benefits	(30,158)	(26,346)	(22,984)
Actuarial gains (losses) on the assets	(65,071)	112,188	82,258
Others	(529)	—	—
Fair value of plan assets at the end of the year	1,837,694	1,701,896	1,416,097

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Amounts recognized as actuarial gains and losses in Equity are as follows:

	2008	2007(a)	2006(a)
Gains and losses recognized in Equity
Actuarial gains (losses) in plan assets	65,071	(112,188)	(84,064)
Actuarial gains in obligations	25,106	14,836	37,313
Actuarial losses in contributions from employees	(599)	(3,286)	(892)
Actuarial gains (losses) recognized in Equity	89,578	(100,638)	(47,643)

The historical actuarial gains and losses of the plan are as follows:

	2008	2007(a)
Amount of the obligations	(1,153,712)	(1,014,603)
Fair value of the plan assets	1,837,694	1,701,896
Asset balance	683,982	687,293

Net losses on the plan obligations	25,106	14,836

Net losses (gains) on the plan assets	65,071	(112,188)

(a) Comparative amounts for 2007 and 2006 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in Equity.

The target allocation for 2009 is shown below:

	Gerdau Plan	Açominas Plan
Fixed income	70.0%	82.4%
Variable income	30.0%	14.0%
Real estate	—	0.6%
Loans	—	3.0%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long-term macroeconomic scenario. This scenario assumes a reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The composition of plan assets comprises fixed and variable income investments. The fixed income target allocation ranges from 55% to 100%, and forecast for variable income allocation ranges from 0% to 45%. Expected employer contributions for 2009 are R$ 22,382.

The Açominas Plan intends to achieve expected investment returns in the short and long term through the best ratio of risk to expected return. Goals for allocation according to investment policy targets are as follows: fixed income 70% to 100%, variable income 0% to 25%, real estate allocation 0% to 5%, and loans 1% to 5%. The expected employer contribution for 2009 is R$ 30,426.

North American Plans

The current expense of the defined benefit pension plans is as follows:

	2008	2007 (a)	2006
Cost of current service	64,615	44,633	47,125
Cost of interests	89,727	62,422	62,379
Expected return on plan assets	(93,327)	(68,602)	(64,101)
Net cost pension benefit	61,015	38,453	45,403

The reconciliation of plane assets and liabilities is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2008	2007(a)
Total of the obligations	(1,625,859)	(1,174,212)
Fair value of the plan assets	1,023,045	942,416
Liabilities balance, net	(602,814)	(231,796)
Total liabilities, net	(602,814)	(231,796)
Recognized asset	7,370	10,317
Recognized liabilities	(610,184)	(242,113)

Changes in plan assets and actuarial liabilities were as follows:

	2008	2007(a)	2006(a)
Variation of the benefits obligation
Obligation at the begining of the year	1,174,212	1,262,617	1,175,966
Acquisition of companies	179,159	45,839	98,345
Cost of service	64,615	44,633	47,125
Cost of interests	89,727	62,421	62,379
Payments of the benefits	(67,106)	(44,949)	(45,158)
Changes in plan	914	—	—
Reduction of losses	(4,896)	—	—
Actuarial gains (losses) on the obligation	(40,482)	(64,799)	30,396
Exchange variations	229,716	(131,550)	(106,436)
Obligation at the end of the year	1,625,859	1,174,212	1,262,617

	2008	2007(a)	2006(a)
Variation of the plan assets
Fair value of plan assets at the begining of the year	942,416	983,029	847,348
Acquisition of companies	158,633	16,599	76,442
Return of the plan assets	95,614	66,031	64,101
Contributions from sponsors	116,356	60,894	66,196
Payments of benefits	(67,106)	(44,949)	(45,158)
Actuarial gains (losses) on the assets	(392,123)	(46,971)	53,719
Exchange variations	169,255	(92,217)	(79,619)
Fair value of plan assets at the end of the year	1,023,045	942,416	983,029

The past performance for actuarial gains and losses of the plan is as follows:

	2008	2007(a)
Total of the obligations	(1,625,859)	(1,174,212)
Fair value of the plan assets	1,023,045	942,416
Balance of liabilities, net	(602,814)	(231,796)
Gain on the obligations of the plan, net	(40,482)	(64,799)
Loss on plan assets, net	(392,123)	(46,971)

Amounts recognized as actuarial gains and losses in Equity are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Gains and losses recognized in Equity	2008	2007(a)	2006(a)
Actuarial losses (gains) in plan assets	392,123	46,422	(51,550)
Actuarial (gains) losses in obligations	(40,482)	(69,978)	29,335
Reduction of losses	(1,220)	—	—
Actuarial losses (gains) recognized in Equity	350,421	(23,556)	(22,215)

(a) Comparative amounts for 2007and 2006 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

Gerdau Ameristeel has an Investment Committee that defines the investment policy for the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund must invest in a manner that adheres to safeguards and diversification to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultants that advise and support Investment Committee decisions and recommendations.

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 65% to 75% in equity securities and 25% to 35% in debt securities. The policy also expresses that it will reallocate the assets of the plan when a class of assets reaches the minimum or maximum allocation and that this rebalancing will be done within a reasonable time. As of December 31, 2008, the shares were below the allocation objective. Once this information became available, the Company reallocated plan assets to align them with policies for diversification and asset allocation.

The allocation of the assets of the plan as of December 31, 2008 is demonstrated below:

Equity securities	60.2%
Debt securities	35.6%
Real estate	0.5%
Others	3.7%
100%

The table below shows a summary of the assumptions used for both the Company and consolidated to calculate and record the defined benefit plans in 2008 and 2007, respectively:

	2008
	Gerdau Plan	Açominas Plan	North America Plan
Average rate of discount	10.77%	10.77%	6.25% - 7.25%
Rate of increase in compensation	8.68%	7.11%	3.50% - 4.25%
Expected rate of return on assets	12.12%	11.63%	7.00% - 8.00%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	1994 Uninsured Pensioners Mortality Table
Rate of rotation	Based on service and salary level	None	Based on age and / or the service

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2007
	Gerdau Plan	Açominas Plan	North America Plan
Average rate of discount	10.24%	10.24%	5.50% - 6.25%
Rate of increase in compensation	8.16%	6.60%	2.50% - 4.50%
Expected rate of return on assets	10.21%	11.91%	7.00% - 8.25%
Mortality table	AT-1983	AT-2000	RP-2000CH
Mortality table of disabled	RRB-1983	AT-2000	RRB-1997
Rate of rotation	Based on service and salary level	None	Based on age and / or the service (experience of the plan)

b)    Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan managed by Gerdau — Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of their salary. The total cost to these plans was R$ 36,907 in 2008 (R$ 21,308 in 2007 and R$ 17,784 in 2006).

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. This employee benefit plan has an actuarial surplus made up by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan, which may be used to compensate future contributions from the sponsors. The asset balance recorded for this defined contribution pension plan was R$ 62,135 in 2008 (R$ 38,167 in 2007).

c)    Post-employment health care benefit plan

The American plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic cost of post-employment health care benefits is as follows:

	2008	2007(a)	2006
Cost of current service	5,117	6,595	4,400
Cost of interest	11,802	15,859	9,733
Cost of past service	105	—	—
Net cost of pension plan	17,024	22,454	14,133

The status of the funds post-employment health benefits is as follows:

	2008	2007 (a)
Total of the obligations	(281,290)	(218,046)
Past service cost not recognized	1,040	—
Total net liabilities	(280,250)	(218,046)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follows:

	2008	2007 (a)	2006 (a)
Change in benefit obligation
Benefit obligation at beginning of the year	218,046	236,579	139,641
Companies aquisition	15,501	—	102,676
Cost of service	5,117	6,595	4,400
Cost of interest	11,802	15,859	9,733
Payment of benefits	(10,711)	(8,141)	(6,465)
Actuarial (gains) losses in obligations	(16,796)	2,007	938
Exchange variations	58,331	(34,853)	(14,344)
Benefit obligation at the end of the year	281,290	218,046	236,579

	2008	2007 (a)	2006
Change in plan assets
Contributions from sponsors	10,711	8,141	6,465
Payments of benefits	(10,711)	(8,141)	(6,465)
Fair value of plan assets at end of the year	—	—	—

The past performance of actuarial gains and losses of the plan is as follows:

	2008	2007 (a)
Total of the obligations	(281,290)	(218,046)
Net liabilities	(281,290)	(218,046)
Loss (gain) on obligations of the plan	(16,796)	2,007

The amounts recognized as actuarial gains and losses in Equity are as follows:

	2008	2007 (a)	2006 (a)
Gains and losses recognized in Equity
Loss (gain) on actuarial obligation	(16,796)	2,007	461
Actuarial loss (gain) recognized in Equity	(16,796)	2,007	461

(a) Comparative amounts for 2007 and 2006 have been changed due to the adoption of paragraph 93A of IAS 19, as shown in Note 2.19b.

The accounting assumptions adopted for post-employment health benefits are as follows:

North America Plan
	2008	2007
Average rate of discount	6.25% - 7.25%	5.50% - 6.25%
Health treatment - rate assumed next year	9.00% - 10.00%	9.50% - 10.00%
Assumed rate of decline in the cost to achieve in the years of 2014 to 2016 (in 2008) and in 2013 to 2016 (as of 2007)	5.00% - 5.50%	5.00% - 5.50%

d)    Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 356,017 as of December 31, 2008 (R$ 292,506 as of December 31, 2007). These amounts are registered at account “Employee benefits” in non-current liabilities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

These amounts refer principally to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries and approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees.

NOTE 22 – ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as “current liabilities” and in “non-current liabilities” in the account “Other accounts payable”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 92,755 as of December 31, 2008 (R$ 17,759 current liabilities and R$ 74,996 in non-current liabilities). Of this total, R$ 28,896 corresponds to the Brazilian subsidiaries (R$ 29,282 as of December 31, 2007) and R$ 63,859 to the North American subsidiaries (R$ 27,514 as of December 31, 2007). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 23 – EQUITY – PARENT COMPANY GERDAU S.A.

23.1 Changes in Equity during the years ended December 31, 2008, 2007 and 2006

Reconciliation of Consolidated changes in Equity

	Attributed to Parent Company’s interest
	Capital	Treasury stock	Legal reserve	Other reserves	Cumulative translation difference	Retained earnings	Total parent company’s interest	Minority Interests	Total Equity
Balance as of January 01, 2006	5,206,969	(60,254)	465,063	—	—	2,623,507	8,235,285	2,087,167	10,322,452
2006 Changes in Equity
Total of recognized income and expense	—	—	—	21,669	(259,130)	3,546,934	3,309,473	556,035	3,865,508
Capital increase through capitalization of reserves	2,603,484	—	(450,000)	—	—	(2,153,484)	—	—	—
Stock options exercised during the period	—	14,245	—	—	—	(1,363)	12,882	—	12,882
Gain in treasury stock sellings	—	—	—	—	—	189	189	—	189
Dividends/interest on capital	—	—	—	—	—	(821,063)	(821,063)	(157,282)	(978,345)
Destinations proposed to the general assembly	—	—	144,046	—	—	(144,046)	—	—	—
Minority interest over fair value alocation	—	—	—	—	—	—	—	777,299	777,299
Minority interest on consolidated entities	—	—	—	—	—	—	—	299,869	299,869
Put options	—	—	—	—	—	(20,215)	(20,215)	—	(20,215)
Treasury stock	—	(63,600)	—	—	—	—	(63,600)	—	(63,600)
Balance as of December 31, 2006 (a)	7,810,453	(109,609)	159,109	21,669	(259,130)	3,030,459	10,652,951	3,563,088	14,216,039
2007 Changes in Equity
Total of recognized income and expense	—	—	—	62,440	(790,203)	3,549,881	2,822,118	427,625	3,249,743
Increase in capital stock of subsidiaries	—	—	—	—	—	—	—	965,469	965,469
Stock option expenses recognized in the period	—	2,942	—	2,765	—	—	5,707	—	5,707
Stock option exercised during the period	—	—	—	3,452	—	—	3,452	—	3,452
Gain in treasury stock sellings	—	—	—	—	—	152	152	—	152
Dividends/interest on capital	—	—	—	—	—	(726,170)	(726,170)	(294,093)	(1,020,263)
Destinations proposed to the general assembly	—	—	119,604	—	—	(119,604)	—	—	—
Minority interest over fair value alocation	—	—	—	—	—	—	—	(18,502)	(18,502)
Minority interest on consolidated entities	—	—	—	—	—	(6,089)	(6,089)	(282,437)	(288,526)
Put options	—	—	—	—	—	52,942	52,942	(417,963)	(365,021)
Treasury stock	—	—	—	—	—	1,797	1,797	—	1,797
Expenditures with increase of capital stock in subsidiaries	—	—	—	—	—	(26,839)	(26,839)	—	(26,839)
Balance as of December 31, 2007 (a)	7,810,453	(106,667)	278,713	90,326	(1,049,333)	5,756,529	12,780,021	3,943,187	16,723,208
2008 Changes in Equity
Total of recognized income and expense	—	—	—	(1,102,456)	2,927,325	3,940,505	5,765,374	1,403,066	7,168,440
Capital increase through issuance of shares	2,885,058	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase through capitalization of reserves	3,489,294	—	(273,525)	—	—	(3,215,769)	—	—	—
Stock option expenses recognized in the period	—	—	—	7,545	—	—	7,545	—	7,545
Stock options exercised during the period	—	34,106	—	(23,770)	—	—	10,336	—	10,336
Dividends/interest on capital	—	—	—	—	—	(1,240,902)	(1,240,902)	(271,481)	(1,512,383)
Destinations proposed to the general assembly	—	—	138,874	—	—	(138,874)	—	—	—
Minority interest over fair value allocation	—	—	—	—	—	—	—	(15,516)	(15,516)
Minority effect in consolidated entities	—	—	—	—	—	9,329	9,329	(424,394)	(415,065)
Minority interest put options	—	—	—	—	—	—	—	242,214	242,214
Treasury stock	—	(50,259)	—	—	—	—	(50,259)	—	(50,259)
Balance as of December 31, 2008	14,184,805	(122,820)	144,062	(1,028,355)	1,877,992	5,110,818	20,166,502	4,877,076	25,043,578

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

(a) 2006 and 2007 comparative amounts have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

23.2 Other information

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares (400,000,000 as of December 31, 2007) and 3,000,000,000 preferred shares (800,000,000 as of December 31, 2007), all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

On December 31, 2008, 496,586,494 common shares (231,607,008 on December 31, 2007 or 463,214,016 after stock bonus effect on June 12, 2008) and 934,793,732 preferred shares (435,986,041 on December 31, 2007 or 871.972.082 after stock bonus effect on June 12, 2008) are subscribed and paid up, totaling a paid up capital of R$ 14,184,805, net of capital increase costs of R$ 15,195 (R$ 7,810,453 on December 31, 2007).

Public Offering of Shares: as per resolution of the Board of Directors’ meeting and a significant event notice published on March 3, 2008, Gerdau S.A. increased its capital on April 25, 2008 from R$ 7,810,453 to R$ 10,463,653 by issuing 16,686,239 new common shares (33,372,478 after bonus effect on June 12, 2008) and 27,313,761 new preferred shares (54,627,522 after bonus effect on June 12, 2008), all of which were registered without par value.

Additional Public Offering of Shares: subsequently, on May 8, 2008, Gerdau S.A. increased its capital again from R$ 10,463,653 to R$ 10,710,706 by issuing 4,097,064 new preferred (8,194,128 after bonus effect on June 12, 2008), registered without par value. Costs directly related to capital increase, net of taxes, in the amount of R$ 15,195, are being deducted from the above-mentioned capital increases.

Stock Bonus: according to the Extraordinary Shareholders’ Meeting and significant event notice of May 30, 2008, Gerdau S.A. issued on June 12, 2008 a Stock Bonus with a capital increase from R$ 10,710,706 to R$ 14,184,805 (net of capital increase costs of R$ 15,195) by using its reserves in the amount of R$ 3,489,294 and resulting in the issuance of new shares and credit of 1 bonus share for each share held on June 12, 2008, the date of capital increase using reserves, observing the types of shares.

The shares are distributed as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Shareholders
	2008
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	378,263,757	76.2	271,353,662	29.0	649,617,419	45.4
Brazilian institutional investors	17,205,645	3.5	147,132,331	15.7	164,337,976	11.5
Foreign institutional investors	25,757,428	5.2	309,427,863	33.1	335,185,291	23.4
Other shareholders	73,662,126	14.8	197,605,475	21.2	271,267,601	18.9
Treasury stock	1,697,538	0.3	9,274,401	1.0	10,971,939	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

	2007
Shareholders	Common(*)%		Pref.(*)%		Total(*)%
Metalúrgica Gerdau S.A. and subsidiary	346,919,714	74.9	247,479,038	28.4	594,398,752	44.5
Brazilian institutional investors	18,425,952	4.0	145,170,942	16.6	163,596,894	12.3
Foreign institutional investors	26,868,552	5.8	279,676,654	32.1	306,545,206	23.0
Other shareholders	70,999,798	15.3	189,712,146	21.8	260,711,944	19.5
Treasury stock	—	—	9,933,302	1.1	9,933,302	0.7
	463,214,016	100.0	871,972,082	100.0	1,335,186,098	100.0

	2006
Shareholders	Common(*)%		Pref.(*)%		Total(*)%
Metalúrgica Gerdau S.A. and subsidiary	350,786,892	75.7	247,479,038	28.4	598,265,930	44.8
Brazilian institutional investors	18,998,736	4.1	111,041,902	12.7	130,040,638	9.7
Foreign institutional investors	25,288,446	5.5	322,367,574	37.0	347,656,020	26.0
Other shareholders	68,139,942	14.7	180,876,880	20.7	249,016,822	18.7
Treasury stock	—	—	10,206,688	1.2	10,206,688	0.8
	463,214,016	100.0	871,972,082	100.0	1,335,186,098	100.0

(*) After retroactive consideration of the effect of the bonus described in item “a” above.

The Company is indirectly controlled by Cindac Empreendimentos e Participações S.A.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

	2008				2007		2006
	Common shares	R$	Preferred shares	R$	Preferred shares (*)	R$	Preferred shares (*)	R$
Opening balance	—	—	9,933,302	106,667	10,206,688	109,609	6,091,390	60,254
Stock bonus	—	—	—	—	—	—	3,045,698	—
Repurchases	1,697,538	557	2,000,000	50,259	—	—	4,717,400	73,581
Exercise of stock options (note 26)	—	—	(2,658,901)	(34,106)	(273,386)	(2,942)	(3,647,800)	(24,226)
Closing balance	1,697,538	557	9,274,401	122,820	9,933,302	106,667	10,206,688	109,609

(*) After retroactive consideration of the effect of share bonus as described in item “a” above

Of the total treasury shares, 347,990 related to the share buyback program authorized on November 17, 2003, 2,209,011 shares are related to the share buyback program authorized on May 30, 2005, 4,717,400 shares are related to the share buyback program authorized on May 25, 2006 and 2,000,000 shares are related to the share buyback program authorized on January 8, 2008. The average acquisition cost of these shares is R$ 13.18, with the lowest purchase price being R$ 7.18 and the highest price R$ 25.80. These shares will be held in treasury for subsequent cancellation or for the Company’s “Long-term Incentive Program”. During the year 2008, 2,658,901 shares were used in order to meet the stock options in the year with losses of R$ 23,772 record as reserve for investments and working capital.

In the month of April 2008, the Company converted the investment into FINOR Tax Incentives for the year 1992, receiving 1,697,538 (after share bonus effect) of its own ordinary shares. The average purchase cost of these shares was R$ 0.33.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

c) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income arrived at in its corporate records prepared in accordance with the accounting policies adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 98,992 for the year. The interest on capital and dividends in the amount of R$ 1,114,974 credited during the year is shown as follows:

	2008	2007(*)	2006
Net income (**)	2,881,243	2,288,310	2,880,922
Constitution of legal reserve	(144,062)	(114,416)	(144,046)
Constitution of the reserve tax	(178,984)	—	—
Adjusted net income	2,558,197	2,173,894	2,736,876

(*) Net income before the application of Law No. 11638/07 and Provisional Measure n º 449/08.

(**) Net income of the parent company Gerdau SA found in their corporate books prepared in accordance with accounting practices adopted in Brazil.

	Earnings in year
Period	Nature	R$ /share	Credit	Payment	2008	2007(*)	2006(*)
1º quarter	Interest	0.21	5/21/2008	6/3/2008	291,154	225,271	199,448
2º quarter	Dividends	0.36	8/15/2008	8/27/2008	511,333	192,160	231,865
3º quarter	Dividends	0.18	11/14/2008	11/26/2008	255,671	225,295	231,865
4º quarter	Dividends	0.04	3/2/2009	3/12/2009	56,816	192,163	231,881
Interest on capital and dividends					1,114,974	834,889	895,059
Credit per share (R$)					0.79	0.63	1.35
Shares Outstanding (thousand)					1,420,408	1,325,253	1,324,980

(*) After consideration of the retroactive effect of the bonus described in item “a” above.

The amount of R$ 56,816 (R$ 182,720 in 2007) for dividends declared and not paid in the year exceeding the 30% established by the Company by-laws has been adjusted.

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

d) Other reserves — Includes: (i) unrealized gains and losses on available for sale securities, which represent differences between historical cost and fair value of these financial investments, (ii) unrealized gains and losses on derivative financial operations until they are realized (iii) unrealized gains and losses in net investment hedge, as described in Note 17.g, and (iv) unrealized actuarial gains and losses on postretirement benefits.

e) Cumulative translation differences - The Company recognizes in this account the accumulated effect of the translation on the Financial Statements of its subsidiaries that maintain accounting records in a functional currency different than the reporting currency. These effects began to be recognized after the IFRS implementation date. This accumulated effect will be reversed to income for the year as a gain or loss only in the case of disposal or write-off of the investment.

f) Legal reserve - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

g) Retained earnings and reserves - consist of earnings not distributed to the shareholders and include the reserves required by the Company by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 24 – EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share. The number of shares and earnings per share for 2007 and 2006 were restated in order to include the effects of the bonus described at note 23.a.

Basic

	2008
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,375,415	2,565,090	3,940,505

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares	485,403,980	905,257,476

Earnings per share (in R$) — Basic	2.83	2.83

	2007(a)
	Common	Preferred	Total
	(in thousands, except share and per share data)

Basic numerator
Allocated net income available to common and preferred shareholders	1,240,907	2,308,974	3,549,881

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares	463,214,016	861,908,769

Earnings per share (in R$) — Basic	2.68	2.68

(a) Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2006
	Common	Preferred	Total
	(in thousands, except share and per share data)

Basic numerator
Allocated net income available to common and preferred shareholders	1,237,478	2,309,456	3,546,934

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares	463,214,016	864,477,790

Earnings per share (in R$) — Basic	2.67	2.67

Diluted

	2008	2007(a)	2006
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	2,565,090	2,308,974	2,309,456
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In 2007 and 2006, also had the additional stock options stake in the capital of Diaco S.A. and in 2006 the option granted to minorities of Sipar to sell their stake to Gerdau.	2,909	10,746	10,223
	2,567,999	2,319,720	2,319,679

Net income allocated to common shareholders	1,375,415	1,240,907	1,237,478
Less:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In 2007 and 2006, also had the additional stock options stake in the capital of Diaco S.A. and in 2006 the option granted to minorities of Sipar to sell their stake to Gerdau.	(2,909)	(10,746)	(10,223)

	1,372,506	1,230,161	1,227,255

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	485,403,980	463,214,016	463,214,016
Preferred Shares
Weighted-average number of preferred shares outstanding	905,257,476	861,908,769	864,477,790
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,948,008	4,381,764	3,750,608
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of Gerdau S.A.	—	7,194,124	4,861,986
Put option granted to the minorities of Sipar to sell their stake to Gerdau	—	—	2,447,160
Total	908,205,484	873,484,657	875,537,544

Earnings per share — Diluted (Common and Preferred Shares)	2.83	2.66	2.65

(a) Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 25 - NET SALES REVENUE

The net sales revenues for the year are composed of:

	2008	2007	2006
Gross sales	46,724,857	34,184,266	28,847,427
Taxes on sales	(4,116,386)	(2,990,649)	(2,612,865)
Discounts	(700,626)	(580,089)	(350,651)
Net sales	41,907,845	30,613,528	25,883,911

NOTE 26 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

a) Summary of changes in the plan:

				Quantity of shares (*)
Year of grant	Exercise price - R$	Vesting period	Average market price	Balance on December 31, 2007	Granted	Cancelled	Exercised	Balance on December 31, 2008

2003	2.66	5 years	26.49	2,313,369	—	(47)	(2,251,216)	62,106
2004	6.78	5 years	26.49	1,353,836	—	(39,694)	(17,331)	1,296,811
2005	10.58	3 years	26.49	808,612	—	(11,596)	(344,938)	452,078
2005	10.58	5 years	26.49	1,172,642	—	(41,732)	(13,075)	1,117,835
2006	12.86	5 years	26.49	1,858,556	—	(33,723)	(16,698)	1,808,135
2007	17.50	5 years	26.49	1,503,404	—	(66,782)	(5,943)	1,430,679
2008	26.19	5 years	26.49	—	1,170,958	(19,621)	(1,445)	1,149,892
				9,010,419	1,170,958	(213,195)	(2,650,646)	7,317,536

				Quantity of shares (*)
Year of grant	Exercise price - R$	Vesting period	Average market price	Balance on December 31, 2006	Granted	Cancelled	Exercised	Balance on December 31, 2007

2003	2.66	5 years	22.15	2,423,927	—	—	(110,558)	2,313,369
2004	6.78	3 years	22.15	21,858	—	—	(21,858)	—
2005	6.78	5 years	22.15	1,413,950	—	(14,722)	(45,392)	1,353,836
2005	10.58	3 years	22.15	903,846	—	(71,188)	(24,046)	808,612
2006	10.58	5 years	22.15	1,241,384	—	(40,482)	(28,260)	1,172,642
2007	12.86	5 years	22.15	1,925,898	—	(43,322)	(24,020)	1,858,556
2008	17.50	5 years	22.15	—	1,556,478	(33,822)	(19,252)	1,503,404
				7,930,863	1,556,478	(203,536)	(273,386)	9,010,419

				Quantity of shares (*)
Year of grant	Exercise price - R$	Vesting period	Average market price	Balance on January 01, 2006	Share bonus	Granted	Cancelled	Exercised	Balance on December 31, 2006

2003	2.66	3 years	18.29	2,338,248	1,193,266	—	(68)	(3,531,446)	—
2003	2.66	5 years	18.29	1,630,944	830,016	—	(48)	(36,985)	2,423,927
2004	6.78	3 years	18.29	14,578	7,280	—	—	—	21,858
2004	6.78	5 years	18.29	964,526	486,392	—	(8,788)	(28,180)	1,413,950
2005	10.58	3 years	18.29	621,770	310,864	—	(13,540)	(15,248)	903,846
2005	10.58	5 years	18.29	848,808	427,538	—	(7,414)	(27,548)	1,241,384
2006	12.86	5 years	18.29	—	—	1,938,936	(9,440)	(3,598)	1,925,898
				6,418,874	3,255,356	1,938,936	(39,298)	(3,643,005)	7,930,863

(*) After retroactive consideration of stock bonus as described in Note 23.a.

As mentioned at note 23.b, as of December 31, 2008 the Company has a total of 9,274,401 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of December 31, 2008:

	Grant
	2003	2004	2005	2006	2007	2008	Average
Total options granted	62,106	1,296,811	1,569,913	1,808,135	1,430,679	1,149,892
Exercise price- R$ (adjusted for stock split)	2.66	6.78	10.58	12.86	17.50	26.19	14.19
Fair value of options on the granting date - R$ per option (*)	0.83	1.92	1.11	4.33	7.64	10.55	4.81
Average exercise period on the grant date (years)	4.70	5.00	5.00	5.00	4.90	4.89	4.88

(*) Calculated considering the model of Black-Scholes.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation – (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash, stock appreciation rights (SAR’s), and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by dividing the value of the bonus in cash by the market value of the common share on the date of grant, based on the average negotiation price of common shares on the New York Stock Exchange. Phantom Stock and SAR’s may be exercised at the rate of 25% during each one of the first four anniversaries of the date of grant. The Phantom Stock will be paid in cash, when exercised. The number of shares granted to participants is determined by dividing the portion of the bonus not paid in cash by the market value of a common share as of the granting date. The option value is determined by the Human Resources Committee of Senior Management based on the Black-Scholes model or other method. The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted under this plan is 6,000,000. A premium of approximately US$ 8.3 million (equivalent to R$ 19,397 as of December 31, 2008) was granted to the employees in 2007 and approximately US$ 6.6 million (R$ 15,424 as of December 31, 2008) was granted to the employees in 2006. Under this plan, 385,556 options were issued on February 28, 2008. These premiums are being provided for in accordance with the payment term established by the plan.

The stock appreciation rights (SAR’s) Plan of 2006 was created in order to attract, retain, and encourage the participation of the Company’s employees. Phantom Stock and SAR’s may be exercised at the rate of 25% in each one of the first four anniversaries of the date of grant.  Under this plan, a fair market value of approximately US$ 0.3 million (R$ 701 as of December 31, 2008), was distributed to certain participants in 2008.

A summary of Gerdau Ameristeel stock option plans is as follows:

	2008			2007			2006
	Number of shares	Average market price in the year		Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$		US$	R$
Available at the beginning of the year	1,287,669	5.92	13.84	1,418,511	5.37	9.51	2,264,576	6.42	13.73
Options granted	385,556	15.86	37.06	454,497	10.90	19.31	202,478	9.50	20.31
Options exercised	(324,847)	3.67	8.58	(360,788)	3.46	6.13	(664,203)	1.85	3.96
Options cancelled	(29,342)	11.57	27.04	(25,051)	9.15	16.21	(2,840)	1.80	3.85
Options expired	(12,000)	21.89	51.16	(199,500)	22.77	40.33	(381,500)	17.70	37.84
Available at the end of the year	1,307,036	21.89	51.16	1,287,669	5.92	10.49	1,418,511	5.37	11.48

Shares exercised	583,464			760,837			1,216,033

The table below summarizes information on purchase options of Gerdau Ameristeel shares available as of December 31, 2008:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Exercise price range	Quantity available	Average period of grace (in years)	Average price of the year		Number exercisable at December 31, 2008
			US$	R$
US$ 1.38 to US$ 2.96 (R$ 3.22 to R$ 6.92)	444,912	2.3	1.92	4.49	444,912
US$ 9.50 to US$ 10.90 (R$ 22.20 to R$ 25.47)	486,061	7.9	10.53	24.61	138,552
US$ 15.86 (R$ 37.06)	376,063	9.2	15.86	37.06	—
	1,307,036				583,464

The subsidiary Gerdau Ameristeel uses the Black-Scholes pricing method to determine the fair value of options and stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

	2008	2007	2006
Dividend yield	3.08%	4.00%	0.80%
Volatility in the price of action share	49.10%	50.50%	47.39%
Free rate of return risk	3.01%	4.51%	4.68%
Expected period to maturity	6.25 years	6.25 years	6.25 years

During the year ended December 31, 2008 costs related to long-term incentive plans for the options granted in 2007 and 2008 were immaterial. As of December 31, 2008 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.7 million (R$ 3,973 on December 31, 2008), and the average period for recognizing these costs was 2.5 years.

NOTE 27 – SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The segments shown below refer to the business units through which the Gerdau Executive Committee manages its operations, namely: Long Steel Brazil, Açominas Ouro Branco (which considers the operation located in Ouro Branco, Minas Gerais), Specialty Steels (which includes operations in Brazil, United States and Europe), Latin America (which excludes the operations in Brazil), and North America (which excludes Specialty Steels operations).

	Business Segments
	Long Steel Brazil	Açominas Ouro Branco	Specialty Steels	Latin America (1)	North America (2)	Eliminations and Adjustments	Consolidated
	2008	2008	2008	2008	2008	2008	2008
Net sales	10,965,754	5,528,581	7,983,915	4,473,356	15,017,548	(2,061,309)	41,907,845
Net income (3)	2,262,249	677,522	617,530	454,549	1,057,246	(124,198)	4,944,898
Depreciation / Amortization	335,734	485,462	401,818	112,777	592,047	(31,762)	1,896,076
Identifiable assets (4)	6,420,787	7,156,890	11,498,414	5,358,516	17,235,557	(526,189)	47,143,975
Identifiable liabilities(5)	1,810,531	4,695,276	3,717,039	2,102,283	7,826,064	5,938,062	26,089,255

	Long Steel Brazil	Açominas Ouro Branco	Specialty Steels	Latin America (1)	North America (2)	Eliminations and Adjustments	Consolidated
	2007 (a)	2007 (a)	2007 (a)	2007 (a)	2007 (a)	2007 (a)	2007 (a)
Net sales	7,817,809	3,398,157	6,226,339	3,318,930	11,234,720	(1,382,427)	30,613,528
Net income (3)	886,245	658,390	869,552	344,706	984,931	559,142	4,302,966
Depreciation / Amortization	297,763	327,764	325,337	87,575	309,539	(30,822)	1,317,156
Identifiable assets (4)	5,249,692	6,231,024	5,271,285	2,990,310	12,997,646	(565,925)	32,174,032
Identifiable liabilities(5)	2,237,270	2,911,220	2,071,953	805,724	6,135,339	4,328,517	18,490,023

	Long Steel Brazil	Açominas Ouro Branco	Specialty Steels	Latin America (1)	North America (2)	Eliminations and Adjustments	Consolidated
	2006	2006	2006	2006	2006	2006	2006
Net sales	6,815,050	3,274,034	4,710,182	2,333,886	10,175,160	(1,424,401)	25,883,911
Net income (3)	1,044,616	791,860	764,957	485,481	875,849	298,715	4,261,478
Depreciation / Amortization	258,660	297,205	236,898	84,312	266,259	(6,384)	1,136,950
Identifiable assets (4)	4,819,964	4,722,105	5,414,985	2,064,885	5,411,605	(681,349)	21,752,195
Identifiable liabilities(5)	2,170,306	2,987,522	2,495,727	371,993	1,601,508	2,664,828	12,291,884

(1)  Does not include operations of Brazil.

(2)  Does not include operations of Brazil and specialty steels operations (MacSteel)

(3)  Net income in the period before minority interest.

(4)  Identifiable assets: trade accounts receivable, inventories, property, plant and equipment, goodwill and other intangible assets.

(5)  Identifiable liabilities: trade accounts payable, short and long-term debt, debentures (current and non-current).

(a)  Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

The main products by business segment are:

Long Steel Brazil: rebar, bars, wire rod, shapes and drawn products.

Açominas Ouro Branco: billets, blooms, slabs, wire rod and structural shapes.

Specialty Steels: stainless steel, round, square and flat bars, wire rod.

Latin America: rebar, bars and drawn products.

North America: rebar, bars, wire rod, light and heavy structural shapes.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic area
	Brazil	Latin America (1)	North America (2)	Europe	Consolidated
	2008	2008	2008	2008	2008
Net sales	17,722,933	4,473,356	16,646,108	3,065,448	41,907,845
Cost of Sales	(10,703,314)	(3,518,451)	(14,100,846)	(2,696,335)	(31,018,946)
Gross Profit	7,019,619	954,905	2,545,262	369,113	10,888,899
Selling expenses	(505,411)	(106,343)	(46,662)	(30,224)	(688,640)
General and administrative expenses	(1,354,825)	(266,140)	(527,873)	(136,019)	(2,284,857)
Income from operations	5,301,775	565,282	1,931,255	206,702	8,005,014
Net financial result	(1,589,489)	(194,815)	(368,713)	(81,691)	(2,234,708)
Net income	3,340,171	454,549	1,089,392	60,786	4,944,898
Capital expenditures	1,573,437	442,087	139,846	585,678	2,741,048

	Brazil	Latin America (1)	North America (2)	Europe	Consolidated
	2007 (a)	2007 (a)	2007 (a)	2007 (a)	2007 (a)
Net sales	12,955,757	3,318,930	11,234,720	3,104,121	30,613,528
Cost of Sales	(8,787,622)	(2,646,937)	(9,214,087)	(2,485,256)	(23,133,902)
Gross Profit	4,168,135	671,993	2,020,633	618,865	7,479,626
Selling expenses	(460,362)	(83,750)	(35,256)	(39,570)	(618,938)
General and administrative expenses	(1,162,117)	(175,324)	(389,990)	(156,974)	(1,884,405)
Income from operations	2,352,979	450,109	1,604,511	396,726	4,804,325
Net financial result	562,555	(49,399)	(164,371)	(16,216)	332,569
Net income	2,606,925	344,706	984,931	366,404	4,302,966
Capital expenditures	1,699,455	345,965	304,474	407,199	2,757,093

	Brazil	Latin America (1)	North America (2)	Europe	Consolidated
	2006	2006	2006	2006	2006
Net sales	11,209,670	2,333,886	10,175,160	2,165,195	25,883,911
Cost of Sales	(7,186,547)	(1,772,832)	(8,389,661)	(1,690,226)	(19,039,266)
Gross Profit	4,023,123	561,054	1,785,499	474,969	6,844,645
Selling expenses	(462,014)	(64,991)	(5,215)	(24,825)	(557,045)
General and administrative expenses	(1,020,400)	(119,771)	(508,377)	(136,317)	(1,784,865)
Income from operations	2,450,510	472,502	1,214,743	328,817	4,466,572
Net financial result	460,508	113,819	(105,028)	(29,007)	440,292
Net income	2,549,108	485,481	875,849	351,040	4,261,478
Capital expenditures	1,707,905	120,464	412,887	132,252	2,373,508

(1)  Does not inclue operations in Brazil

(2)  Does not include operations in Mexico

(a)  Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

NOTE 28 – INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

Type	Scope	2008	2007
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	26,573,642	21,332,603
Business Interruption	Net income plus fixed expenses	8,209,529	5,809,162
Civil Liability	Industrial operations	11,685	8,857

NOTE 29 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

	2008	2007 (a)	2006
Depreciation and amortization	(1,896,076)	(1,317,156)	(1,136,950)
Expenses with personnel	(4,230,848)	(3,378,669)	(3,003,199)
Raw material and materials and consumption material	(23,127,829)	(17,034,395)	(13,739,861)
Freights	(1,764,193)	(1,433,537)	(1,233,293)
Others expenses	(2,883,885)	(2,645,446)	(2,304,036)
	(33,902,831)	(25,809,203)	(21,417,339)

Classified as:
Cost of sales	(31,018,946)	(23,133,902)	(19,039,266)
Sales expenses	(688,640)	(618,938)	(557,045)
General and administrative expenses	(2,284,857)	(1,884,405)	(1,784,865)
Other operating income	205,676	110,721	255,194
Other operating expenses	(116,064)	(282,679)	(291,357)
	(33,902,831)	(25,809,203)	(21,417,339)

(a)  Comparative amounts for 2007 have been retroactively adjusted due to the change in the accounting policy that resulted in adoption of paragraph 93A of IAS 19, as described in Note 2.19b.

NOTE 30 – FINANCIAL INCOME

The amounts recorded as “Financial Income” include income from short-term investments in the amount of R$ 244,501 (R$ 662,944 in 2007 and R$ 855,621 in 2006) and interest income and other financial incomes in the amount of R$ 239,545 (R$ 147,193 in 2007 and R$ 83,863 in 2006).

The amounts recorded as “Financial Expenses” include Interest on the debt in the amount of R$ 1,151,253 (R$ 750,033 in 2007 and R$ 759,423 in 2006) and monetary variation and other financial expenses in the amount of R$ 469,529 (R$ 451,993 in 2007 and R$ 143,869 in 2006).

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and obligations in foreign currency. Net exchange variation totaled an expense of R$ 1,035,576 in 2008 (income of R$ 723,289 in 2007 and R$ 329,633 in 2006).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. In 2008, the gains and losses with derivatives, net total an expense of R$ 62,396 (income of R$ 1,170 in 2007 and R$ 74,467 in 2006).

NOTE 31 - SUPPLEMENTAL INFORMATION – RECONCILIATION OF EQUITY AND NET INCOME BETWEEN US GAAP AND IFRS

The Company presents in this note the reconciliation of Equity and Net Income between the amounts calculated in accordance with the US GAAP and IFRS. Reconciliations as of January 1, 2006 and as of and for the year ended December 31, 2006

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

are presented in two steps: (a) an initial reconciliation between US GAAP and BR GAAP, and (b) a subsequent reconciliation between BR GAAP and IFRS which is based on the disclosures required upon initial adoption of IFRS presented in Note 4.1 and Note 4.2. As from January 1, 2007 the Company has discontinued the preparation and presentation of consolidated financial statements under BR GAAP and, for that reason, the reconciliations as of and for the year ended December 31, 2007 are directly presented between US GAAP and IFRS without the intermediate reconciliation to BR GAAP.

The information presented in this Note is not required by IFRS, but is being presented in compliance with practices identified in the November 25, 2008 Center of Audit Quality SEC Regulations Committee’s International Practices Task Force meeting for companies that previously reported directly under US GAAP on their first set of consolidated financial statements prepared under IFRS filed on Annual Report on Form 20-F.

Consolidated financial statements of the Company prepared under US GAAP and filed with the SEC had the US dollar as its presentation currency. In connection with the adoption of IFRS, the Company is also changing the presentation currency from US dollars to Brazilian reais. Amounts of shareholders equity and net income under US GAAP presented in US dollars are presented in Brazilian reais in this Note on the basis described in each reconciliation.

31.1 Narrative description of the differences between US GAAP and BR GAAP that affect the measurement of Equity as of January 1, 2006 and Equity and net income as of and for the year ended December 31, 2006

a) Business combinations: in accordance with US GAAP, the purchase method is applied. The cost of business combination should be measured at the fair value on the date of acquisition. The acquiring entity should allocate, on the date of combination, the acquisition cost (including the direct costs of the transaction) to acquired assets and liabilities and contingent liabilities assumed at its fair value, that meet specified criteria, even if some of them have not been previously recognized by the acquired company on its accounting records. When the acquisition cost is higher than the fair value of the interest of the acquiring entity in net assets, liabilities and contingent liabilities of the acquired entity, the acquiring entity records a goodwill arising from the transaction, related to such difference. When the fair value of the assets and liabilities acquired exceeds the acquisition cost resulting in an initial “negative goodwill” the amount of “negative goodwill” is allocated to reduce the amount of non-current assets (with certain exceptions) and only if there is a remaining unallocated amount of “negative goodwill” after reducing to zero the non-current assets a gain is recognized in income.

In accordance with BR GAAP business combinations are accounted for as described in Note 4.2.b.

As a result for all business combinations entered into by the Company the following differences exist: (a) no amounts are allocated under BR GAAP to the differences between historical cost and fair value of assets, liabilities and contingent liabilities acquired as of the date of acquisition resulting subsequently in differences on the amount recognized in income with respect to such assets and liabilities, (ii) this difference of allocation results in a difference amount of goodwill recorded under BR GAAP and US GAAP, and (iii) goodwill under BR GAAP is amortized while the amount of goodwill determined under US GAAP is not amortized.

b) Capitalization of interest over property, plant and equipment and blast furnace maintenance provision:  Under US GAAP he Company included as part of the cost of fixed assets in construction the interest incurred during the capitalization period on loans, considering the weighted average rate of outstanding loans and financing on date of capitalization.

According to BR GAAP for year 2006 and prior years, the capitalization of financial costs incurred was recorded during the period of construction as part of the cost of fixed assets only if the loan or financing was directly related to the fixed asset being constructed. Beginning in 2007 the accounting practice is in agreement with that under US GAAP.

According to BR GAAP, as of January 1, 2006 the Company had a provision for maintenance of its blast furnace. For 2006 year end the accounting practice is in agreement with that under US GAAP.

c) Employee benefits:

c.1) in accordance with US GAAP prepaid employee benefits resulting from an excess of plan assets over the projected benefit obligation should be recorded as an asset. In accordance with BR GAAP, employee benefit plan assets can be recognized only if it is clearly proven that the surplus will be refunded to the sponsor in the future.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

These criteria resulted in the non-recognition under BR GAAP of any asset with respect to its employee benefit plans while under US GAAP an asset is recognized for the amount of the excess of plan asset over plan liabilities.

c.2) The criteria for measurement of the present value of defined benefit obligations and of assets of the plans are identical between BR GAAP and US GAAP resulting in no difference between the funded status between BR GAAP and US GAAP. However, differences result in the determination and accounting for actuarial gains and losses. Under BR GAAP employee benefits are being recorded following the current criteria since year 2002 and actuarial gains and losses are being determined since such date. Under US GAAP employee benefits are being recorded following SFAS 87 since the first financial statement under US GAAP prepared by the Company resulting in a different amount of actuarial gains and losses between BR GAAP and US GAAP. Additionally, for BR GAAP unrecognized gains and losses are recognized in income following the “corridor” approach over the remaining average service period while for US GAAP, in addition, the amount of actuarial gains and losses not yet recognized in income is recognized as from December 31, 2006 in accordance with SFAS 158 under accumulated other comprehensive income.

d) Impairment of goodwill: in accordance with US GAAP, goodwill should be subject to an impairment test at least annually.

In accordance with BR GAAP rules effective up to December 31, 2007, there is no established methodology to measure the value in use of assets and there is no requirement calculation of discounted cash flows, though permitted.

As result of the impairment analysis performed on an annual basis we have recognized goodwill impairment under US GAAP with respect to our subsidiary Margusa.

e) Deferred charges: In accordance with BR GAAP, deferred charges correspond to pre-operating costs and costs incurred with projects, including projects for the construction of property, plant and equipment that would meet the criteria for recognition of cost of property, plant and equipment under US GAAP, in the pre-operating phase which are recorded at cost. Amortizations are calculated under the straight-line method over cost at rates determined based on output of the projects implemented in relation to their installed capacity.

For US GAAP certain of the amounts recorded under deferred charges under BR GAAP have been derecognized.

f) Deferred tax assets on tax loss carryforward: according to US GAAP deferred tax assets should be reduced through a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that the deferred tax asset will not be realized.

According to BR GAAP, deferred tax assets are allowed to be recognized to the extent that their realization is probable and whenever the following conditions are met: (a) taxable income is reported in at least three of the last five years and, (b) future taxable income is expected based on a feasibility study that shows that the deferred tax assets can be realized within a maximum of 10 years (or shorter period allowed by legislation), considering future income at present value.

Under BR GAAP we have not recognized all deferred tax assets on tax loss carryforward, substantially corresponding to our subsidiary Gerdau Açominas, because the criteria for recognition under BR GAAP were not met as of December 31, 2005 but were met subsequently during 2006. This criteria under BR GAAP has effectively resulted in creating a partial valuation allowance on the deferred tax assets of Gerdau Açominas as of January 1, 2006. Conditions for recognition under US GAAP were met and as a result we reverted such valuation allowance for purposes of US GAAP as of January 1, 2006.

g) Accounting for dividends: according to US GAAP, dividends not yet declared at the end of the period should not be recognized as liabilities.

According to BR GAAP, at the end of the year a liability should be recorded in the balance sheet for dividends proposed by management that, subsequently to the close of the year, should be submitted to shareholders for approval.

h) Exchange differences on translation of foreign operations: according to US GAAP, exchange differences on translation of consolidated subsidiaries and equity investees with a functional currency different from the functional currency of the parent company should be recognized directly in Equity in a specific account called ‘cumulative translation difference’.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

According to BR GAAP, such exchange differences should be included in income as component of “Equity in earnings of unconsolidated companies”.

i) Commitments to purchase and put options on minority interest:  As part of the original acquisition of a controlling interest in Diaco consummated during 2005, the Company has committed to purchase an additional 40.2% interest in Diaco (that we acquired on January 2008, see Note 3.5.1.1) Also, as part of the acquisition of an additional interest in Sipar Aceros in September 2005, the Company entered into put options giving some of the selling shareholders of Sipar Aceros an option to sell its remaining interest. Under US GAAP the commitment to purchase the additional shares of Diaco and the put option on the shares of Sipar Aceros are accounted for at fair value with gains and losses recognized in income.

Under BR GAAP such commitment and put option are not accounted for.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

31.2 Reconciliations as of January 1, 2006 and as of and for the year ended December 31, 2006

RECONCILIATION OF EQUITY BETWEEN US GAAP AND BRGAAP AND IFRS AS OF JANUARY 1, 2006

	Note	Amount
Shareholders Equity - US GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and excluding minority interests) - In thousand of US$		3,543,598
Shareholders Equity - US GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and excluding minority interests) - In thousand of R$ (1)		8,294,500

Adjustments affecting shareholders equity between US GAAP and BR GAAP:
Capitalized interest over property, plant and equipment adjustment, net of depreciation	31.1.b	(129,512)

Capitalization of deferred charges under BR GAAP that were expensed under US GAAP, net of depreciation	31.1.e	55,581
Business combinations - Amortization of goodwill recognized under BR GAAP	31.1.a	(436,296)
Business combinations - Difference in equity resulting from purchase price allocation under US GAAP different to BR GAAP	31.1.a	458,507
Recognition under BR GAAP of blast furnance maintenance provision	31.1.b	(64,757)
Difference in accounting criteria for employee benefits	31.1.c	(71,305)
Derecognition of tax loss carryforwards for BR GAAP	31.1.f	(98,526)
Business combinations - Reversal of goodwill impairment recognized under US GAAP	31.1.a	43,284
Reversal of fair value of commitments to purchase and put options on minority interests recognized for US GAAP	31.1.i	(4,004)
Other adjustments		35,006
Deferred income tax on adjustments above		(98,220)
Minority interest on adjustments between BR GAAP and US GAAP		57,928
		(252,314)

Shareholders Equity - BR GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and excluding minority interests)		8,042,186

Adjustments affecting shareholders equity between BR GAAP and IFRS:
Capitalized interest over property, plant and equipment adjustment, net of depreciation	4.2.d	129,512
Reversal of deferred charges under BR GAAP that should be expensed under IFRS, net of depreciation	4.2.g	(55,581)
Reversal of blast furnance maintenance provision recorded under BR GAAP	4.2.d	64,757
Difference in accounting criteria for employee benefits	4.2.e	5,753
Deferred tax assets on tax loss carryforwards not recognized under BR GAAP	4.2.h	98,526
Business combinations entered into before January 1, 2006 - Goodwill impairment recognized under IFRS at transition date	4.2.b	(43,284)
Recognition at fair value of commitments to purchase and put options on minority interests	4.2.q	4,004
Other adjustments		18,954
Deferred income tax on adjustments above		(40,709)
Minority interest on adjustments between BR GAAP and IFRS		11,167
		193,099

Parent company’s interest - IFRS (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests)		8,235,285

Minority interests under IFRS		2,087,167

Parent company’s interest - IFRS - Total (Attributable to the equity holders of the parent company and minority interests		10,322,452

(1) The amount of shareholders equity in US GAAP expressed in R$  corresponds to the amount of shareholders equity in US GAAP expressed in R$ multiplied by the exchange rate as of January 1, 2006 (US$ 1 = R$ 2.3407)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

RECONCILIATION OF EQUITY BETWEEN US GAAP AND BRGAAP AND IFRS AS OF DECEMBER 31, 2006

	Note	Amount
Shareholders Equity - US GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests) - In thousand of US$		4,930,641
Shareholders Equity - US GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests) - In thousand of R$ (2)		10,541,710

Adjustments affecting shareholders equity between US GAAP and BR GAAP:
Capitalized interest over property, plant and equipment adjustment, net of depreciation	31.1.b	(148,488)
Capitalization of deferred charges under BR GAAP that were expensed under US GAAP, net of depreciation	31.1.e	67,690
Business combinations - Amortization of goodwill recognized under BR GAAP	31.1.a	(484,199)
Business combinations - Difference in equity resulting from purchase price allocation under US GAAP different to BR GAAP	31.1.a	594,758
Difference in accounting criteria for employee benefits	31.1.c	(397,195)
Business combinations - Reversal of goodwill impairment recognized under US GAAP	31.1.a	43,284
Reversal of fair value of commitments to purchase and put options on minority interests recognized for US GAAP	31.1.i	(129,673)
Recognition as liabilities for BR GAAP of dividends proposed but not yet approved	31.1.g	(73,996)
Other adjustments		40,296
Deferred income tax on adjustments above		(121,338)
Minority interest on adjustments between BR GAAP and US GAAP		31,789
		(577,072)

Shareholders Equity - BR GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests)		9,964,638

Adjustments affecting shareholders equity between BR GAAP and IFRS:
Capitalized interest over property, plant and equipment adjustment, net of depreciation	4.2.d	148,488
Reversal of deferred charges under BR GAAP that should be expensed under IFRS, net of depreciation	4.2.g	(67,690)
Difference in accounting criteria for employee benefits	4.2.e	188,804
Increase in shareholders equity as result of consolidation of addditional 40% interest in Corporación Sidenor held by Santander Group - 40% of net income of Corporación Sidenor since date of acquisition to December 31, 2006	4.2.r	215,051
Business combinations entered into before January 1, 2006 - Goodwill impairment recognized under IFRS at transition date	4.2.b	(43,284)
Business combinations consumated during year 2006 - Reversal of amortization of goodwill recognized under BR GAAP	4.2.b	47,903
Business combinations consumated during year 2006 - Difference in equity resulting from purchase price allocation under IFRS different to BR GAAP	4.2.b	(74,890)
Recognition at fair value of commitments fo purchase and put options on minority interests	4.2.q	129,673

Reversal of dividends proposed and recorded under BR GAAP as liabilities but not yet approved	4.2.i	73,996
Other adjustments		66,953
Deferred income tax on adjustments above		(19,966)
Minority interest on adjustments between BR GAAP and IFRS		23,275
		688,313

Parent company’s interest - IFRS (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests)		10,652,951

Minority interests under IFRS		3,563,088

Parent company’s interest - IFRS - Total (Attributable to the equity holders of the parent company and minority interests		14,216,039

(2) The amount of shareholders equity in US GAAP expressed in R$  corresponds to the amount of shareholders equity in US GAAP expressed in R$ multiplied by the exchange rate as of December 31, 2006 (US$ 1 = R$ 2.1380)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

RECONCILIATION OF NET INCOME BETWEEN US GAAP AND BR GAAP AND IFRS FOR THE YEAR ENDED DECEMBER 31, 2006

	Note	Amount

Net income - US GAAP - In thousand of US$		1,513,808
Net income - US GAAP - In thousand of R$ (3)		3,301,376

Adjustments affecting net income between US GAAP and BR GAAP:
Capitalized interest over property, plant and equipment adjustment - Expensing of amounts capitalized for the year under US GAAP net of reveral of amortization of amounts capitalized in prior years	31.1.b	(18,977)
Deferred charges - Capitalization under BR GAAP of amounts expensed under US GAAP for the year net of amortization regonized under BR GAAP for deferred amounts	31.1.e	12,109
Blast furnance maintenance provision - Recognition of gain under BR GAAP upon reversal of the provision during 2006	31.1.b	64,757
Difference in expense recognized for employee benefits	31.1.c	(166,140)
Deferred tax assets on tax loss carryforwards - Recognition under BR GAAP in 2006 of tax loss carryforwards	31.1.f	98,526
Business combinations - Recognition of amortization of goodwill under BR GAAP	31.1.a	(47,903)
Business combinations - Difference in income resulting from purchase price allocation under US GAAP different to BR GAAP	31.1.a	136,251
Reversal of gain/loss on fair value of commitments to purchase and put options on minority interests recognized for US GAAP	31.1.i	(125,669)
Exchange gain/loss on translation of foreign investments - Recognition in income for BR GAAP which is recognized in shareholders equity for USGAAP	31.1.h	(266,433)
Other adjustments		(43,592)
Deferred income tax on adjustments above		(18,301)
Minority interest on adjustments between BR GAAP and US GAAP		(45,082)
		(420,454)

Net income - BR GAAP		2,880,922

Adjustments affecting net income between BR GAAP and IFRS:
Capitalized interest over property, plant and equipment adjustment - Capitalization of interest for the year under IFRS net of amortization of amounts capitalized in prior years	4.2.d	18,977
Deferred charges - Recognition as expense of amounts capitalized under BR GAAP for the year net of reversal of amortization regonized under BR GAAP	4.2.g	(12,109)
Blast furnance maintenance provision - Elimination of gain recognized under BR GAAP upon reversal of the provision during 2006	4.2.d	(64,757)
Difference in expense recognized for employee benefits	4.2.e	155,230
Consolidation of addditional 40% interest in Corporación Sidenor held by Santander Group - Recognition for IFRS of 40% of net income of Corporación Sidenor since date of acquisition to December 31, 2006	4.2.r	215,051
Deferred tax assets on tax loss carryforwards - Reversal of gain recognized under BR GAAP in 2006 upon recognition of tax loss carryforwards	4.2.h	(98,526)
Business combinations consumated during year 2006 - Reversal of amortization of goodwill recognized under BR GAAP	4.2.b	47,903
Business combinations consumated during year 2006 - Difference in income resulting from purchase price allocation under IFRS different to BR GAAP	4.2.b	(74,890)
Gain/loss during the year on commitments to purchase and put options on minority interests	4.2.q	125,669
Exchange gain/loss on translation of foreign investments - Reversal of amount recognized in net income for BR GAAP that is recognized in shareholders equity for IFRS	4.2.j	259,130
Other adjustments		50,798
Deferred income tax on adjustments above		31,381
Minority interest on adjustments between BR GAAP and IFRS		12,155
		666,012

Net income - IFRS		3,546,934

Minority interest under IFRS		714,544

Net income - IFRS - Total (Attributable to the equity holders of the parent company and minority interests		4,261,478

(3) The amount of net income in US GAAP expressed in R$  corresponds to the amount of net income in US GAAP expressed in R$ multiplied by the exchange rate during the year for each of the transactions resulting in an average exchange rate of US$ 1 = R$ 2.1808

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

31.3 Narrative description of the differences between US GAAP and IFRS that affect the measurement of Equity and net income as of and for the year ended December 31, 2007

a) Employee benefits adjustment:

a.1) In accordance with US GAAP prepaid employee benefits resulting from an excess of plan assets over the projected benefit obligation should be recorded as an assets. Under US GAAP an asset is recognized for the amount of the excess of plan asset over plan liabilities. In accordance with IFRS, any employee benefit plan surpluses must be recorded up to the total of: (i) any cumulative unrecognized net actuarial losses and past services costs, plus (ii) the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions of the sponsor to these plans (note 21).

This difference has resulted in a different amount of prepaid employee benefits being recognized under US GAAP as compared with the amount recognized under IFRS.

a.2) The criteria for measurement of the present value of defined benefit obligations and of assets of the plans are identical between IFRS and US GAAP resulting in no difference between the funded status between IFRS and US GAAP. However, differences result in the determination and accounting for actuarial gains and losses. Under US GAAP employee benefits are being recorded following SFAS 87 since the first consolidated financial statements under US GAAP prepared by the Company and the amount of actuarial gains and losses are recognized in income following the “corridor” approach over the remaining average service with the amounts of actuarial gains and losses not yet recognized in income being recognized under accumulated other comprehensive income.

Under IFRS the Company selected the exemption for measurement of employee benefits resulting in all actuarial gains and losses being recognized against retained earnings as of the transition date. For IFRS, gains and losses are recognized in the period in which they occur directly in the statement of recognized income and expense with no recognition at any moment in the statement of income

As a result of this difference, the amount of actuarial gains and losses differs between US GAAP and IFRS and no amount of amortization of actuarial gains and losses is recognized in income under IFRS while amortization is recognized under US GAAP;

b) Differences in criteria for allocating purchase price on business combinations:

The criteria for accounting for business combinations are similar between US GAAP and IFRS. For the business combinations entered as from January 1, 2006 by the Company no differences existed in the accounting for business combinations between IFRS and US GAAP.

However, as part of the initial implementation of IFRS the Company has elected the exemption for business combinations referred to in Note 4.1.2.a by which business combinations consummated before January 1, 2006 where not remeasured and maintained their original accounting under BR GAAP.

As a result for business combinations entered into by the Company before January 1, 2006 the following differences exist between IFRS and US GAAP: (a) no amounts are allocated under IFRS to the differences between historical cost and fair value of assets, liabilities and contingent liabilities acquired as of the date of acquisition resulting subsequently in differences on the amount recognized in income with respect to such assets and liabilities, (ii) this difference of allocation results in a difference amount of goodwill recorded under IFRS and US GAAP.

c) Accounting for Corporación Sidenor. – Under IFRS, as further described in Note 17.f, the Company accounts for an 80% interest in Corporación Sidenor corresponding to the 40% interest it acquired on January 2006 plus the 40% interest acquired at the same date by the Santander Group and for which the Company has a potential obligation to acquire it from Santander Group. The potential obligation to acquire the 40% interest held by Grupo Santander is recorded as a liability at the estimated redemption amount at the end of each reporting period based on the terms of the agreement with Grupo Santander.

Under US GAAP, Corporación Sidenor is considered a SPE – Special Purpose Entity, for which the Company is the primary beneficiary and is consolidated considering the 40% interest acquired in January 2006. The obligation to repurchase from Santander Group the 40% acquired by Santander Group on January 2006 is recorded in Minority interests.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

As result of such difference: (a) as of the date of the acquisition no difference results between US GAAP and IFRS in shareholders equity as the amount of the amount potentially payable to Grupo Santander equals the amount of the 40% interest in Corporación Sidenor held by Grupo Santander, (b) subsequent to the date of acquisition while under US GAAP we recognize 40% of net income of Corporación Sidenor under IFRS we recognize an additional 40% of such net income resulting in an increase in our net income and shareholders equity under IFRS as compared to US GAAP, and (c) also, subsequent to our acquisition we recognize as interest expense under IFRS the accretion of our potential commitment with Grupo Santander to its redemption amount at year-end.

31.4 Reconciliations as of and for the year ended December 31, 2007

RECONCILIATION OF EQUITY BETWEEN US GAAP AND IFRS AS OF DECEMBER 31, 2007

	Note	Amount
Shareholders Equity - US GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and excluding minority interests) - In thousand of US$		7,003,459
Shareholders Equity - US GAAP (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests) - In thousand of R$ (1)		12,405,227

Adjustments affecting shareholders equity between US GAAP and IFRS:
Difference in accounting criteria for employee benefits	31.3.a	(196,148)
Business combinations before January 1, 2006 - Difference in equity resulting from purchase price allocation under USGAAP different to IFRS	31.3.b	557,767
Business combinations - Reversal of amortization of goodwill recognized under BRGAAP previously the adoption of IFRS		(436,296)
Other adjustments		45,362
Deferred income tax on adjustments above		(143,605)
Increase in shareholders equity as result of consolidation of addditional 40% interest in Corporación Sidenor held by Santander Group - 40% of net income of Corporación Sidenor since date of acquisition to December 31, 2006	31.3.c	473,347
Minority interest on adjustments between US GAAP and IFRS		74,367
		374,794

Parent company’s interest - IFRS (corresponds to total shareholders equity attributable to the equity holders of the parent company and exlcuding minority interests)		12,780,021

Minority interests under IFRS		3,943,187

Parent company’s interest - IFRS - Total (Attributable to the equity holders of the parent company and minority interests		16,723,208

(1) The amount of shareholders equity in US GAAP expressed in R$  corresponds to the amount of shareholders equity in US GAAP expressed in R$ multiplied by the exchange rate as of December 31, 2007 (US$ 1 = R$ 1.7713)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

RECONCILIATION OF NET INCOME BETWEEN US GAAP AND IFRS FOR THE YEAR ENDED DECEMBER 31, 2007

	Note	Amount

Net income - US GAAP - In thousand of US$		1,616,521
Net income - US GAAP - In thousand of R$ (2)		3,158,655

Adjustments affecting net income between US GAAP and IFRS:
Difference in accounting criteria for employee benefits	31.3.a	5,511
Business combinations before January 1, 2006 - Difference in equity resulting from purchase price allocation under USGAAP different to IFRS	31.3.b	37,899
Other adjustments		77,786
Deferred income tax on adjustments above		(15,730)
Increase in income as result of consolidation of addditional 40% interest in Corporación Sidenor held by Santander Group - 40% of net income of Corporación Sidenor since date of acquisition to December 31, 2006	31.3.c	258,296
Minority interests on adjustments between US GAAP and IFRS		27,464
		391,226

Net income - IFRS		3,549,881

Minority interests under IFRS		753,085

Net income - IFRS - Total (Attributable to the equity holders of the parent company and minority interests)		4,302,966

(2) The amount of net income in US GAAP expressed in R$  corresponds to the amount of net income in US GAAP expressed in R$ multiplied by the exchange rate during the year for each of the transactions resulting in an average exchange rate of US$ 1 = R$ 1.9540

NOTE 32 – SUBSEQUENT EVENTS

I) On January 6, 2009 the Company through its subsidiary Gerdau Aços Longos S.A. signed an agreement to acquire 100% of Maco Metalúrgica Ltda. for R$ 4.2 million. On June 4, 2009 the Company concluded the acquisition. Maco Metalúrgica performs, among others, activities of production and selling of steel cold drawn wire and steel welded mesh.

II) On February 19, 2009 the Board of Directors approved the payment of R$ 0.04 per common and preferred share of dividend. Those dividends were based on shareholdings position as of March 2, 2009, and the payment was paid on March 12, 2009.

III) On June 8, 2009 the Company, through its subsidiary Gerdau Ameristeel, announced that it is suspending production at its Sayreville, New Jersey steel mill and closing its rolling mill in neighboring Perth Amboy, New Jersey due to lower demand for its products resulting from the downturn in the economy. The Company said these actions are expected to occur gradually over the next several months. The Company indicated that it would restart operations at the Sayreville facility when business conditions warrant. The Company is also entering into discussions with the United Steel Workers regarding the potential closure of the Company’s steel mill located in Sand Springs, Oklahoma.

IV) On June 22, 2009 the Company announced the approval from creditor financial institutions of its proposal for temporary flexibility relating to covenants contained in its financing agreements. The agreement to the reset of the covenants involved more than 40 financial institutions and received unanimous approval for the debt subject to these covenants, which, on March 31, 2009, totaled US$ 3.7 billion. The approved agreement is effective immediately and will remain in effect until September 30, 2010. The provisions for covenant reset can be terminated at any time by the Company. The new conditions are as follows: a) From Gross Debt to EBITDA < 4.0x to Net Debt to EBITDA < 5.0x; b) From EBITDA to Interest Expenses > 3.0x to EBITDA to Net Interest Expenses > 2.5x; and c) Maximum Consolidated Gross Debt is limited to US$ 11 billion. The total cost for this temporary relief should range between US$ 20 million and US$ 60 million, depending on how long the reset is in effect. The agreement signed between the Company and the financial institutions does not alter the original amortization schedule of the affected debt, nor does it result in an increase, after this agreement’s lapse or termination, of the interest rates originally contracted.

V) On June 22, 2009 the Company announced that, owing to the gradual improvement in domestic and international demand, it will resume operations at blast furnace 1 of its Gerdau Açominas unit on July 1 and will gradually raise production until the market returns to normal completely. Blast furnace 1, located in Ouro Branco (MG) and with installed capacity of 3 million tonnes per year, is the unit’s largest furnace, which went into advance maintenance works in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2008, 2007 and 2006

(in thousands of Brazilian reais – R$, unless otherwise stated)

December 2008. The Company will also temporarily suspend operations at the unit’s blast furnace 2, with installed capacity of 1.5 million tonnes per year, on July 20th and will resume operations based on market conditions.

VI) In the normal course of business, the Company performs foreign currency transactions involving imports, exports, trade accounts payable and receivable, and loans due to financial institutions. Therefore, significant fluctuations in an exchange rate may result in the Company’s consolidated financial statements being materially impacted. Due to current market conditions, the Brazilian real is experiencing an appreciation against other currencies, especially the US dollar. As of December 31, 2008, the US dollar exchange rate to the Brazilian real was US$ 1.00 = R$ 2.3370. On July 10, 2009, the exchange rate was US$ 1.00 = R$ 2.0147, which represents a Brazilian real appreciation of approximately 13.8% in comparison with December 31, 2008. The consolidated financial statements for the year ended were prepared according to the International Financial Reporting Standards issued by the International Accounting Standards Board – IASB, which requires that foreign currency assets and liabilities be monetarily adjusted based on the exchange rate of the respective foreign currencies on the date of the balance sheet and, therefore, do not reflect the effects of changes in the subsequent exchange rates after the balance sheet date.

********************************