Form 20-F/A
period 2008-12-31
GERDAU S.A.
filed 2009-07-21
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes   ☒ No

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”) to correct the omission of a line item in the Summary Financial and Operating Data and to correct typographical errors in Exhibits 13.01 and 13.02 as originally filed.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: July 21, 2009	Title:	Chief Financial Officer

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