Form 20-F
period 2009-12-31
GERDAU S.A.
filed 2010-06-07
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2009 was:

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

☐ Yes   ☒ No

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

(v)                                 “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Canadian dollars” or “Cdn$” are to the official currency of Canada, (iii) “Euro” or “€” are to the official currency of Europe,  (iv) “billions” are to thousands of millions, (v) “km” are to kilometers, and (vi) “tonnes” are to metric tones;

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

(viii)                        “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, Latin America, North America and Europe, excluding our jointly-controlled entities and associate companies;

(ix)                                “worldsteel” means World Steel Association, “IABr” means Brazilian Steel Institute (Instituto Aço Brasil) and “AISI” means American Iron and Steel Institute;

(x)                                   “CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interfinanceiro), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “LIBOR” means London Interbank Offered Rate, “GDP” means Gross Domestic Product;

(xi)                                “Brazil BO” means Brazil Business Operation, “North America BO” means North America Business Operation, “Latin America BO” means Latina America Business Operation, “Specialty Steel BO” means Specialty Steel Business Operation.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB). The investments in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investments in the holding company Multisteel Business Holdings Corp., in which the Company holds a 49% stake, which holds 99.13% of the capital stock of Industrias Nacionales, C. por A. (INCA), in Dominican Republic, the investments in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investments in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investments in Estructurales Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake, the investments in Kalyani Gerdau Steel Ltd., in India, in which the Company holds a 56.81% stake, and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted for using the equity method.

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2009.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

It is possible that our future performance may differ materially from our current assessments due to a number of factors, including the following:

·                  general economic, political and business conditions in our markets, both in Brazil and abroad, including demand and prices for steel products;

·                  interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies in which we sell a significant portion of our products or in which our assets and liabilities are denominated;

·                  our ability to obtain financing on satisfactory terms;

·                  prices and availability of raw materials;

·                  changes in international trade;

·                  changes in laws and regulations;

·                  electric energy shortages and government responses to them;

·                  the performance of the Brazilian and the global steel industries and markets;

·                  global, national and regional competition in the steel market;

·                  protectionist measures imposed by steel-importing countries; and

·                  other factors identified or discussed under “Risk Factors.”

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

PART Il

ITEM 1.                                                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 2.                                                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 3.                                                   KEY INFORMATION

A.                                                                                    SELECTED FINANCIAL DATA

In 2008, the Company changed its financial basis of reporting for purposes of filing financial statements with the SEC from United States Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB), beginning with the financial statements as of and for the year ended December 31, 2008. The first financial statements of the Company prepared following IFRS as issued by the IASB were those as of and for the year ended December 31, 2007, with first time adoption date of January 1, 2006, which were filed with the local securities regulator in Brazil and made publicly available. The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report.

The consolidated financial data of the Company as of and for each years ended on December 31, 2009, 2008, 2007 and 2006 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais. The consolidated financial data of 2005 was presented according to US GAAP, because the date of transition to IFRS as issued by IASB was January 1, 2006. As such, no financial statements were prepared in accordance with IFRS prior to 2006.

In conjunction with our change in basis of reporting from US GAAP to IFRS as adopted by the IASB we have also changed our reporting currency from the United States dollars previously used to Brazilian Reais.

In order to comply with Regulation S-X 3-20 the consolidated financial data prepared under US GAAP is presented in Brazilian reais and, as such, has not been derived from our audited financial statements presented in United States dollars. The consolidated financial data under US GAAP presented in Brazilian reais results from converting the corresponding information in our financial statements presented in United States dollars as follows: (a) balance sheet date has been converted by applying the respective year-end exchange rates as of December 31, 2005, and (b) income statement data has been converted by applying average exchange rates for the years ended December 31, 2005.

The summary financial data prepared in accordance with IFRS and U.S. GAAP is not comparable.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2009	2008	2007	2006
NET SALES	26,540,050	41,907,845	30,613,528	25,883,911
Cost of sales	(22,107,346)	(31,018,946)	(23,133,902)	(19,039,266)

GROSS PROFIT	4,432,704	10,888,899	7,479,626	6,844,645
Selling expenses	(627,816)	(688,640)	(618,938)	(557,045)
General and administrative expenses	(1,714,494)	(2,284,857)	(1,884,405)	(1,784,865)
Impairment of assets	(1,222,897)	—	—	—
Other operating income	190,157	205,676	110,721	255,194
Other operating expenses	(101,810)	(116,064)	(282,679)	(291,357)
Equity in earnings of unconsolidated companies	(108,957)	122,808	118,399	243,550

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	846,887	8,127,822	4,922,724	4,710,122
Financial income	436,236	484,046	810,137	939,484
Financial expenses	(1,286,368)	(1,620,782)	(1,202,027)	(903,292)
Exchange variations, net	1,060,883	(1,035,576)	723,289	329,633
Gain and losses on derivatives, net	(26,178)	(62,396)	1,170	74,467

INCOME BEFORE TAXES	1,031,460	5,893,114	5,255,293	5,150,414
Income and social contribution taxes
Current	(303,272)	(1,423,660)	(872,315)	(906,297)
Deferred	276,320	475,444	(80,012)	17,361
NET INCOME	1,004,508	4,944,898	4,302,966	4,261,478

ATRIBUTABLE TO:
Owners of the parent	1,121,966	3,940,505	3,549,881	3,546,934
No-controlling interests	(117,458)	1,004,393	753,085	714,544
	1,004,508	4,944,898	4,302,966	4,261,478

Basic earnings per share (1) — in R$
Common	0.79	2.83	2.68	2.67
Preferred	0.79	2.83	2.68	2.67
Diluted earnings per share (1) — in R$
Common	0.79	2.75	2.66	2.66
Preferred	0.79	2.75	2.66	2.66
Cash dividends declared per share (1) — in R$
Common	0.25	0.79	0.63	0.67
Preferred	0.25	0.79	0.63	0.67

Weighted average Common Shares outstanding during the year	494,888,956	485,403,980	463,214,016	463,214,016 (2)

Weighetd average Preferred Shares outstanding during the year	925,676,955	905,257,476	861,908,769	864,477,790 (2)

Number of Common Shares outstanding at year end	496,586,494	496,586,494	463,214,016	463,214,016 (3)

Number of Preferred Shares outstanding at year end	934,793,732	934,793,732	871,972,082	871,972,082 (3)

(1) Per share information has been retroactively restated for 2007 and 2006 to reflect the effect of:  (a) the stock bonus of one share for every share held approved in April 2008. Earnings per share has been computed on weighted average share outstanding during each year.

(2) The information on the numbers of shares presented above relate to the weighted average, and the years of 2007 and 2006 were retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

(3) The information on the numbers of shares presented above for the years of 2007 and 2006 were retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

	On December 31,
	(expressed in thousands of Brazilian Reais - R$)
	2009	2008	2007	2006
Balance sheet selected information
Cash and cash equivalents	2,091,944	2,026,609	2,026,096	1,070,524
Short-term investments (1)	2,677,714	3,386,637	3,113,277	5,308,765
Current assets	14,164,686	20,775,540	15,312,973	15,083,956
Current liabilities	4,818,521	8,475,437	6,587,148	6,191,420
Net working capital (2)	9,346,165	12,300,103	8,725,825	8,892,536
Property, plant and equipment, net	16,731,101	20,054,747	15,827,944	13,373,543
Net assets (3)	22,004,793	25,043,578	16,723,208	14,188,216
Total assets	44,583,316	59,050,514	41,553,912	31,596,256
Short-term debt (including “Current Portion of Long-Term Debt”)	1,356,781	3,788,085	2,500,985	2,274,523
Long-term debt, less current portion	12,563,155	18,595,002	12,461,128	6,671,456
Debentures - short term	—	145,034	38,125	2,932
Debentures - long term	600,979	705,715	903,151	929,024
Equity	22,004,793	25,043,578	16,723,208	14,188,216
Capital stock	14,184,805	14,184,805	7,810,453	7,810,453

(1) Include trading and available for sale investments for all years and held to maturity for 2006.

(2) Total current assets less total current liabilities.

(3) Total assets less total current liabilities and less total non current liabilities.

U.S. GAAP Summary Financial and Operating Data

(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)

2005
Net sales	21,644,566
Cost of sales	(15,964,460)

Gross profit	5,680,106
Sales and marketing expenses	(491,345)
General and administrative expenses	(1,125,216)
Other operating income (expenses), net	(9,900)

Operating income	4,053,645
Interest expense, exchange (gain) loss and gains (losses) on derivatives, net	(448,744)
Financial income	480,797
Equity in earnings of unconsolidated companies, net	238,053

Income before taxes on income and minority interest	4,323,751
Provision for taxes on income
Current	(856,472)
Deferred	(295,277)
Income before minority interest	3,172,002
Minority interest	(437,170)
Net income	2,734,832

Basic earnings per share (1) — in R$
Common	2.06
Preferred	2.06
Diluted earnings per share (1) — in R$
Common	2.06
Preferred	2.06
Cash dividends declared per share (1) — in R$
Common	0.79
Preferred	0.79

Weighted average Common Shares outstanding during the year (2)	463,214,016

Weighetd average Preferred Shares outstanding during the year (2)	864,331,942

Number of Common Shares outstanding at year end (3)	463,214,016

Number of Preferred Shares outstanding at year end (3)	862,834,998

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

(2) The information on the numbers of shares presented above relate to the weighted average, and it was retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

(3) The information on the numbers of shares presented above was retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

On December 31,
(expressed in thousands of Brazilian Reais - R$)

2005
Balance sheet selected information
Cash and cash equivalents	1,249,484
Restricted cash	22,571
Short-term investments (1)	4,134,055
Net working capital (2)	7,915,330
Property, plant and equipment, net	8,256,657
Total assets	21,831,188
Short-term debt (including “Current Portion of Long-Term Debt”)	1,329,721
Long-term debt, less current portion	5,240,924
Debentures - short term	2,727
Debentures - long term	972,149
Shareholders’ equity	8,499,731
Capital stock	5,206,969

(1)     Include trading, available for sale and held to maturity investments.

(2)     Total current assets less total current liabilities.

Exchange rates between the United States Dollar and Brazilian Reais

The following table presents the exchange rates, according to the Brazilian Central Bank, for the periods indicated between the United States dollar and the Brazilian reais which is the currency in which we prepare our financial statements included in this Annual Report on Form 20-F.

Exchange rates from U.S. dollars to Brazilian reais

Period	Period-end	Average	High	Low
May - 2010	1.8167	1.8132	1.8811	1.7315
April - 2010	1.7360	1.7566	1.7806	1.7306
March - 2010	1.7810	1.7858	1.8231	1.7637
February - 2010	1.8110	1.8416	1.8773	1.8046
January - 2010	1.8748	1.7798	1.8748	1.7227
December - 2009	1.7412	1.7503	1.7879	1.7096
November - 2009	1.7505	1.7262	1.7588	1.7024
2009	1.7412	1.9976	2.5004	1.5593
2008	2.3370	1.8346	2.5004	1.7325
2007	1.7713	1.9479	2.1556	1.7325
2006	2.1380	2.1761	2.3711	2.0586
2005	2.3470	2.4352	2.7621	2.1633

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of April 30, 2010, the Company had 496,586,494 common shares and 934,793,732 non-voting preferred shares outstanding.

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2005. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of the resolution approving the dividend. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one for every two shares held (approved in March 2005), (b) the stock dividend of one share for every two shares held (approved in March 2006), (c) the public share offering, with the issue of 44,000,000 shares (approved in March 2008); and (d) the stock dividend of one share for every share held (approved in May 2008).

Dividend per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends payment, except where stated otherwise:

		R$ per Share	$ per Share
	Date of	Common or	Common or
Period	Resolution	Preferred Stock	Preferred Stock
1st Quarter 2005	05/03/2005	0.1500	0.0600
2nd Quarter 2005	08/03/2005	0.1600	0.0691
3rd Quarter 2005	11/08/2005	0.1500	0.0681
4th Quarter 2005	02/08/2006	0.1400	0.0638
1st Quarter 2006 (1)	05/03/2006	0.1500	0.0724
2nd Quarter 2006	08/02/2006	0.1750	0.0802
3rd Quarter 2006 (1)	11/07/2006	0.1750	0.0820
4th Quarter 2006	02/07/2007	0.1750	0.0839
1st Quarter 2007 (1)	05/03/2007	0.1700	0.0840
2nd Quarter 2007	08/08/2007	0.1450	0.0769
3rd Quarter 2007 (1)	11/07/2007	0.1700	0.0977
4th Quarter 2007	02/13/2008	0.1450	0.0831
1st Quarter 2008 (1)	05/12/2008	0.2050	0.1224
2nd Quarter 2008	08/06/2008	0.3600	0.2281
3rd Quarter 2008	11/05/2008	0.1800	0.0849
4th Quarter 2008	02/19/2009	0.0400	0.0172
3rd Quarter 2009 (1)	11/05/2009	0.0750	0.0435
4th Quarter 2009 (1)	12/23/2009	0.1800	0.1013
1st Quarter 2010 (1)	05/06/2010	0.1200	0.0654

(1) Payment of interest on equity.

Note: the Company did not advance dividends in the 1st and 2nd quarter of 2009.

Brazilian Law 9,249 of December 1995 provides that a company may, at its sole discretion, pay interest on equity in addition to or instead of dividends (See Item 8 — Financial Information - Interest on Equity). A Brazilian corporation is entitled to pay its shareholders interest on equity up to the limit based on the application of the TJLP rate (Long-Term Interest Rate) to its shareholders’ equity or 50% of the net income in the fiscal year, whichever is lower. This payment is considered part of the mandatory dividend required by Brazilian Corporation Law for each fiscal year. The payment of interest on equity described herein is subject to a 15% withholding tax. See Item 10. Additional Information - Taxation.

In the fourth quarter of 2008, Gerdau launched the Dividend Reinvestment Plan (DRIP), which is a program that allows the holders of Gerdau ADRs to reinvest dividends to purchase additional ADRs in the Company, with no issuance of new shares. In January 2009, Gerdau provided its shareholders a similar program in Brazil that allows the reinvestment of dividends in additional shares, with no issuance of new shares.

B. CAPITALIZATION AND INDEBTEDNESS

Not required, as the Company is filing this Form 20-F as an annual report.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required, as the Company is filing this Form 20-F as an annual report.

D. RISK FACTORS

Global Risks

Global crises and subsequent economic slowdowns as what happen during 2008 and 2009 may adversely affect global steel demand. As a result the Company’s financial condition and results of operations may be adversely affected.

Gerdau’s business operations are substantially affected by international economic conditions. Starting in September 2008 and lasting through much of 2009, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, sharply reduced demand for steel products worldwide. This had, and to some extent continues to have, a pronounced negative effect on Gerdau’s financial condition and results of operations.

The current crisis was triggered by a dramatic rise in subprime mortgage delinquencies and foreclosures in the United States, with major adverse consequences for banks and financial markets around the globe. Developed markets, such as North America and Europe, have experienced serious recessions as a result of the collapse of mortgage lending and lack of global credit. Demand for steel products contracted in 2009, based on the pattern observed since 2008. If the Company is unable to remain competitive in these changing markets, its profits, profit margins and revenues may be adversely affected. The unprecedented economic slowdown and turmoil in the global economy have adversely impacted consumer markets, affecting the companies’ business environment as follows:

·                  Decrease in international steel prices;

·                  Slump in international steel trading volumes;

·                  Crisis in automotive industry and infrastructure sectors; and

·                  Lack of liquidity, mainly in the U.S. economy.

After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 in line with global economic activity, but real demand for steel products remained below levels prevailing before the crisis and the extent of the recovery remains uncertain in some regions. Recently, this crisis has sharply affected credit conditions in Europe. Even though the Company has low exposure in this market, the global steel prices can be affected and impact Gerdau’s results.

In 2009, Gerdau’s shipments decreased 26.8% compared to 2008, mainly due to the economic slowdown. North America Business Operation (BO) was the Company’s most affected business with a 35.4% decrease in shipments in the same period, mainly affected by a sharp reduction in consumer spending in the U.S., that affected industry and infrastructure demand. Latin American BO suffered a 9.7% reduction in shipments resulting from a large exposure in the international market (steel importers countries) affecting mainly Colombia, Peru and Chile where Gerdau owns some of its mills. Specialty Steel BO fell 30.2% in the same period, due the automotive industry crisis, its main consumer market. In Brazil BO the economic turmoil affected shipments which decreased 21.3% in 2009, mainly impacted in the first half of the year.

In 2010 the demand for steel products is showing gradual improvements on a monthly basis. No assurance can be given that these improvements will be constant through 2010. A decline in this trend could result in a decrease in Gerdau shipments to lower levels, considering the lowest level reached in the first quarter of 2009, reducing Company’s cash generation.

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

The Company’s operating results and financial condition may be adversely affected by the following factors and the government responses to them:

·                  exchange rate controls and fluctuations;

·                  interest rates;

·                  inflation;

·                  tax policies;

·                  energy shortages;

·                  liquidity of domestic and foreign capital and lending markets; and

·                  other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 4.3% in 2009. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

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

The Brazilian real appreciated against the U.S. dollar by 17.2% in 2007, depreciated against the U.S. dollar by 31.9% in 2008. On December 31, 2009, the U.S. dollar/Brazilian real exchange rate was $1.00 per R$ 1.74, resulting in appreciation of 25.5% when compared to December 31, 2008. On April 30, 2010 the Brazilian real depreciated 0.6% against the U.S. dollar to R$ 1.73.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 11,676.5 million at December 31, 2009, representing 80.4% of its indebtedness on a consolidated basis. On December 31, 2009, the Company held R$ 1,847.6 million in cash equivalents and short-term investments denominated in currencies different from Brazilian real. Significant depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais.

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

Risks Relating to Gerdau and the Steel Industry

A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into the markets in which we operate.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which at times has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. At times this has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China may ship their steel products to other markets in the world, which could cause a material erosion of margins through a reduction in pricing.

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect the Company’s operating results.

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually causing write downs on its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Since the end of 2009 the world steel demand and prices have been improving if compared to the situation mentioned above and the Company believes that this trend will continue. A material decrease in demand for steel or exports by countries not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini-mills, which corresponded to 74.3% of total crude steel output in 2009 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a commensurate increase in finished steel sale prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices or reductions in market supply could adversely affect the Company’s operations.

When the prices of the raw materials increase, the Company needs to produce steel in its integrated facilities, particularly iron ore and coking coal, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Ouro Branco unit, and at its Gerdau Barão de Cocais and Gerdau Divinópolis units in the state of Minas Gerais. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit in the state of Bahia.

The Ouro Branco unit is the Company’s biggest mill in Brazil, and its main metal input for the production of steel is iron ore. In 2009, this unit represented 48.5% of the total crude steel output (in volume) of Gerdau’s Brazilian operations. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco unit and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site, since the Ouro Branco unit requires coking coal to produce coke in its coking facility. The coking coal used in Ouro Branco is imported from Canada, the United States, Australia and in a less extent from Colombia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco unit, and an increase in prices could reduce profit margins. The Company does not have long-term supply contracts for certain raw materials it uses.

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

All these acquisitions generated a large amount of goodwill, which is stated in the Company’s balance sheet. The Company evaluates the recoverability of this goodwill on investments annually and uses accepted market practices, including discounted cash flow for business segments which have goodwill. A downturn in the steel market could negatively impact expectations for futures earnings, leading to the need to recognize a loss in its statement of income regarding the impairment in goodwill.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse affect.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents a significant cost component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at the Company’s mills and power rationing or shortages could adversely affect production at those units.

Natural gas is used in the reheating furnaces at the Company’s rolling mills. In the case of shortages in the supply of natural gas, the Company could in some instances change to fuel oil or LPG as an energy sources. However, these measures could increase its production costs and consequently reduce its operating margins

Restrictive measures on trade in steel products may affect the Company’s business by increasing the price of its products or reducing its ability to export.

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

Less expensive imports from other countries to North and Latin America may adversely affect the Company’s business.

Steel imports to North and Latin America have caused downward pressure on steel prices in recent years, adversely affecting sales and profit margins. Competition from foreign steel producers is strong and may grow due to an increase in foreign installed steel capacity, depreciation in the U.S. dollar and a reduction in domestic steel demand in other markets, with these factors leading to higher levels of steel imports to North America and Latin America at lower prices. In the past, the U.S. government has taken temporary protective measures to regulate steel imports by means of quotas and tariffs. Protective measures may not be taken and, despite trade regulation efforts, unfairly priced imports could enter North and Latin American markets in the future, resulting in price pressure that could adversely affect the Company’s business.

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

Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

One of the feasible effects of the growing requirements regarding reduction of CO2 emissions is likely to be an increase in costs, mainly due to demand of renewable energy and implementation of new technologies in the productive chain. On the other hand, there is an expectation of an increase in demand for goods that result in lower emissions and the upward trend in the steel industry is for products that are produced by processes with reduced greenhouse and air emissions. In this scenario, Brazil BO has been granted the Falcão Bauer Ecological Seal for its civil construction products. This certification ensures that the Company follows sustainable environmental practices in the fabrication of its products. Moreover, Gerdau has also invested in increasing the consumption of solid biofuels as a source of energy for pig iron production. At the same time, the Company has increased its efforts to improve CO2 inventory control and management, including the use of differing technologies.

The Company anticipates that in some countries where it operates it will, in the future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. Canadian provincial governments, for example, are implementing a number of legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Another example is that certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction. In particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the future. In addition, the U.S. Environmental Protection Agency (EPA) issued its finding that current and projected atmospheric concentrations of certain greenhouse gases thereafter the public health and welfare, which could form the basis for further EPA action. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

Layoffs in our labor force have generated severance costs, and such layoffs could reoccur.

A substantial number of our employees are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes or work stoppages have occurred in the past and could reoccur in connection with negotiations of new labor agreements or during other periods for other reasons, including the risk of layoffs during a downcycle that could generate severance costs. Moreover, we could be adversely affected by labor disruptions involving unrelated parties that may provide us with goods or services. Strikes and other labor disruptions at any of our operations could adversely affect the operation of facilities and the timing of completion and the cost of our capital projects.

Unexpected equipment failures may lead to production curtailments or shutdowns.

The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.

The Company may be unable to reduce its financial leverage, which could increase its cost of capital, in turn adversely affecting its financial condition or operating results.

In 2007, the international rating agencies Fitch Ratings and Standard & Poor’s classified the Company’s credit risk as “investment grade”, which gave the Company access to financing at lower borrowing rates. Due to its acquisitions in recent years, its total debt/EBITDA ratio reached the maximum normally accepted by the agencies for an “investment grade” rating. In the first half of 2009, Standard & Poor’s put Gerdau on a CreditWatch Negative listing reflecting its views of the Company’s weakening cash flow and credit metrics in the currently challenging market environment. Considering that the market conditions have been improving since the low point of December 2008 and January 2009, Standard & Poor’s believed that the Company would have the ability to strengthen its credit metrics in the second half of 2009 reiterating its “investment grade”. The gradual recovery in the Company’s operational cash generation and the efforts to reduce its levels of indebtedness in 2010, might help the Company to maintain its credit rating. If the Company is unable to improve its operating and financial results, it may loses its “investment grade” rating, which could increase its cost of capital and consequently adversely affect its financial condition and operating results.

The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.

The Company’s degree of leverage could have important consequences, including the following:

·                  it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

·                  it may limit the ability to declare dividends on the common shares;

·                  a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

·                  certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility, are at variable rates of interest and are subject to increases in interest rates;

·                  it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

·                  the Company may be vulnerable in a downturn in general economic conditions; and

·                  the Company may be required to adjust the level of funds available for capital expenditures.

Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.

In the second quarter of 2009 the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some of its debt agreements by the end of the third or fourth quarters of 2009.

Therefore, as a proactive measure, the Company began working on a proposal for the temporary resetting of its financial covenants and, during the second quarter of 2009, submitted a proposal to the creditors involved in financing agreements subject to financial covenants. On June 22, 2009, the Company obtained approval from 100% of the creditors involved, which represented a universe of 43 financial institutions and involved US$3.7 billion of the Company’s debt. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

The covenant reset would come into effect if any of the original financial covenants were breached, which in fact occurred on September 30, 2009. Due to non-compliance with the original financial covenants, the temporary covenant reset became effective starting September 30, 2009 through September 30, 2010. On March 31, 2010 the original financial covenants levels were recovered, even though the temporary covenant reset is still valid until September 30, 2010. The Company expects not to have the original covenants breached after September 30, 2010 and for the year ending December 31, 2010.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

Furthermore, there were US$ 6.5 billion of the Company’s total indebtedness as of December 31, 2009 (US$ 6.4 billion as of 31 March, 2010) that is subject to cross-default provisions, with threshold amounts varying from US$ 10 million to US$ 100 million, depending on the agreement. It means that there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

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

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay, followed in 1989 by the purchase of the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a minority interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. The Company currently holds 66.4% of the outstanding shares of Gerdau Ameristeel, whose remaining shares are publicly traded in Canada and in the United States. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, including its 50% joint venture interest in Gallatin Steel, a manufacturer of flat steel, and also operates 18 steel units, 49 fabrication shops and 12 downstream operations.

In September 2005, Gerdau acquired 35.98% of the stock issued by Sipar Aceros S.A., a long steel rolling mill with a total installed capacity of 260,000 tonnes of rolled steel, located in the Province of Santa Fé, Argentina. This interest, added to the 38.46% already owned by Gerdau represents 74.44% of the capital stock of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57.1% interest in Diaco S.A., the largest rebar manufacturer in Colombia with a total installed capacity of 580,000 tonnes of crude steel and 640,000 tonnes of rolled steel. In January 2008, the Company purchased an additional interest of 40.2%, for $107.2 million (R$ 188.7 million on the acquisition date).

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for $219.2 million  (R$ 493.2 million), the largest long specialty steel producer, forged parts manufacturer and foundry in Spain, and one of the major producers of forged parts using the stamping process in that country. In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for $288.0 million (R$ 674.0 million) from LuxFin Participation S.L., its 20% interest in Corporación Sidenor. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In December 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A., had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., a subsidiary of CIE Automotive for $143.0 million (R$ 313.8 million). GSB Acero produces specialty steel and is located in Guipúzcoa, Spain. Corporación Sidenor S.A. has a total installed capacity of 1.2 million tonnes of crude steel and 1.2 million tonnes of rolled steel.

In March 2006, the assets of two industrial units were acquired in the United States. The first was Callaway Building Products in Knoxville, Tennessee, a supplier of fabricated rebars to the construction industry. The second was Fargo Iron and Metal Company located in Fargo, North Dakota, a storage and scrap processing facility and service provider to manufacturers and construction companies.

In June 2006, Gerdau acquired for $103.0 million (R$ 224.5 million) Sheffield Steel Corporation in Sand Springs, Oklahoma in the USA. Sheffield is a mini-mill producer of common long steel, namely concrete reinforcement bars and merchant bars. It has one melt shop and one rolling mill in Sand Springs, Oklahoma one rolling mill in Joliet, Illinois and three downstream units in Kansas City and Sand Springs.

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for $60.6 million (R$ 134.9 million). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 32.84% of the total capital stock for $40.5 million, totaling $101.1 million (R$ 219.8 million). This acquisition added to the interest already acquired earlier in the year, for an interest of 83.27% of the capital stock of Siderperú. Siderperú operates a blast furnace, a direct reduction unit, with a total installed capacity of 400,000 tonnes of pig iron, a melt shop with two electric arc furnaces and two LD converters with a total installed capacity of 600,000 tonnes of crude steel and three rolling mills with a total installed capacity of 960,000 tonnes of rolled steel.

In November 2006, the Company completed the acquisition of a 55% controlling interest in Pacific Coast Steel (“PCS”), for $104.0 million (R$ 227.4 million). The company operates rebar fabrication plants in San Diego, San Bernardino, Fairfield, and Napa, California. Additionally, in April, 2008 Gerdau increased its stake in PCS to 84% paying $82.0 million (R$ 138.4 million). The acquisition of PCS expanded the Company’s operations to the West Coast of the United States and also added rebar placing capability.

In March 2007, Gerdau acquired Siderúrgica Tultitlán, a mini mill located in the Mexico City metropolitan area that produces rebar and profiles with installed capacity of 500,000 tonnes of crude steel and 340,000 tonnes of rolled steel. The price paid for the acquisition was $259.0 million (R$ 536.0 million).

In May 2007, Gerdau acquired an interest of 30.45% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a producer of rolled products, with annual capacity of approximately 300,000 tonnes of rolled steel. This partnership allowed the Company to access the Caribbean market. The total cost of the acquisition was $42.9 million (R$ 82.0 million). In July 2007, the Company acquired an additional interest of 18.55% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was $72.0 million (R$ 135.2 million).

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela, with annual production capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled steel. The total cost of the acquisition was $92.5 million (R$ 176.2 million).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a joint venture for an investment in Tadipatri, India. The joint venture included an interest of 45% in Kalyani Gerdau Steel Ltd., a producer of steel with two LD converters, one continuous casting unit and facilities for the production of pig iron. The agreement provides for shared control of the joint venture, and the purchase price was $73.0 million (R$ 127.3 million). In May 2008, Gerdau concluded this acquisition and during 2009 it increased its stake to 56.8%.

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

In the same month, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles) with installed capacity of 160,000 tonnes of crude steel and 250,000 tonnes of rolled products per year. The acquisition price was $110.7 million (R$ 186.3 million). In February, 2008, the Company announced conclusion of this acquisition.

In November 2007, Gerdau entered into a binding agreement for the acquisition of the steel company MacSteel from Quanex Corporation. MacSteel is the second largest producer of Special Bar Quality (SBQ) in the United States and operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled products. The agreement did not include the Building Products business of Quanex, which is an operation not related to the steel market. The purchase price for this acquisition was $1.5 billion (R$ 2.4 billion) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April, 2008.

In February 2008, Brazil’s National Electric Power Agency (ANEEL) transferred to Gerdau the concession to operate the São João — Cachoeirinha Hydroelectric Power Plant complex, which comprises two power plants to be built on the Chopim River, located in the cities of Honório Serpa and Clevelândia in Paraná state. The plant complex will have 105 MW of installed capacity.

In April 2008, Gerdau entered into a strategic partnership with Corporación Centroamericana del Acero S.A., assuming a 30.0% interest in the capital of this company, which has total installed capacity of 430,000 tonnes of crude steel and 570,000 tonnes of rolled steel. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize. The price of the acquisition was $180 million (R$ 303.7 million).

In June, 2008, the parenty Company Metalúrgica Gerdau S.A. acquired a 28.88% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, the Company issued debentures to be exchanged for Gerdau S.A.’s preferred shares. In December, 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación Sidenor S.A. was transferred to direct control of Gerdau S.A., which now owns a total 58.5% stake in Aços Villares S.A.

Also in 2008, Gerdau invested in the verticalization of its businesses. In July, it acquired a 50.9% stake in the capital of Cleary Holdings Corp, which controls a metallurgical coke producer and coking coal reserves in Colombia for $ 73.0 million (R$ 119.3 million).

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing installations and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel Association, in 2009, 28.2% of the total crude steel production in the world was through mini-mill process and the remaining 71.8% was through the integrated process.

Crude Steel Production by Process in 2009

	Crude Steel Production	Production by Process (%)
Country	(in million tonnes)	Mini-mill	Integrated
World	1,220	28.2%	71.8%
China	568	8.5%	91.5%
Japan	88	21.9%	78.1%
Russia	60	28.4%	71.6%
U.S.A.	58	61.7%	38.3%
India	57	60.1%	39.9%
S. Korea	49	43.0%	57.0%
Germany	33	34.7%	65.3%
Ukraine	30	4.2%	95.8%
Brazil	27	23.9%	76.1%

Source: worldsteel/monthly statistics

Over the past 17 years, according to World Steel Association, total annual crude steel production has grown from 728 million tonnes in 1993 to 1,220 million tonnes in 2009, for an average annual increase of 3.4%, with a large part of this growth occurring after 2000.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production decreased by 8.0% from 1,326.5 million tonnes in 2008 to 1,219.7 million tonnes in 2009, triggered mainly by steel production declines in nearly all the major steel producing countries and regions including the EU, North America, South America and the CIS. However, Asia, in particular China and India, and the Middle East showed positive growth in 2009.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China’s crude steel production in 2009 reached 567.8 million tonnes, an increase of 13.5% on 2008. This was a record annual crude steel production figure for a single country. China’s share of world steel production continued to grow in 2009 producing 46% of world total crude steel, an increase of 9 percentage points compared to 2008.

Crude Steel Production by Country in 2009 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 776.3 million tonnes of crude steel in 2009, an increase of 3.8% compared to 2008. Its share of world steel production increased to 63.6% in 2009 from 56.4% in 2008. Japan produced 87.5 million tonnes in 2009, a decrease of 26.3% on 2008. India’s crude steel production was 56.6 million tonnes in 2009, a 2.8% increase compared with 2008. South Korea showed a decrease of 9.4%, producing 48.6 million tonnes in 2009.

The EU-27 where all major steel producing countries including Germany, Italy and France showed substantial decline of 29.7% compared to 2008, producing 139.1 million tonnes of crude steel in 2009.

In 2009, crude steel production in North America was 82.3 million tonnes, a decrease of 33.9% compared with 2008. The United States produced 58.1 million tonnes of crude steel, 36.4% lower than 2008.

The CIS showed a crude steel production decrease of 14.7% in 2009. Russia produced 59.9 million tonnes of crude steel, a reduction of 12.5%, while Ukraine recorded a decrease of 20.2% with year-end figures of 29.8 million tonnes.

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

In 2009, Brazil maintained its position as the world’s 9th largest producer of crude steel, with a production of 26.5 million tonnes, a 2.2% share of the world market and 50.0% of the total steel production in Latin America during that year. This was equivalent to approximately half of U.S. production.

Total sales of Brazilian steel products were 25.0 million tonnes in 2009, 31.0 million tones in 2008 and 31.0 million tonnes in 2007, exceeding domestic demand of 18.6 million tonnes in 2009, 24.0 million tonnes in 2008 and 22.1 million tonnes in 2007. In 2009, total steel sales in the domestic market decreased 25% compared to 2008, from 21.8 million tonnes to 16.3 million tonnes.

The breakdown of total sales of Brazilian steel products in 2009 was 62.3% or 15.6 million tonnes of flat steel products, formed by domestic sales of 9.2 million tonnes and exports of 6.4 million tonnes. The other 37.7% or 9.4 million tonnes represented sales of long steel products, which were formed by domestic sales of 7.2 million tonnes and exports of 2.2 million tones.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: IABr - Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2009, Brazilian GDP decreased by 0.2%, grew 4.5% in 2008 and grew 6.1% in 2007. Per capita crude steel consumption in Brazil increased from 100 kilos in 2003 to 108 kilos in 2009, which is still considered low compared to the levels in developed countries.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2009, Brazilian steel exports totaled 8.6 million tonnes, representing 34.6% of total sales (domestic sales plus exports) or $4.7 billion in export revenue. Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 4.7 million tonnes in 2009, 5.7 million tonnes in 2008 and 5.1 million tonnes in 2007, representing 54.0%, 61.7% and 48.9% of Brazil’s total exports of steel products, respectively.

Production and Apparent Demand for Steel Products (million tonnes)

Source: IABR - Instituto Aço Brasil

Production and Apparent Demand for Long Steel (million tonnes)

Source: IABr - Instituto Aço Brasil

Brazil’s steel export market is highly diversified. In 2009, Asia, Latin America and North America were the main markets, accounting for 48.2%, 25.3% and 9.1% of all Brazilian steel exports, respectively. Among Asia countries, South Korea was the main destination, representing 10.9%. The five biggest markets together corresponded to 42.8% of Brazilian steel exports in 2009.

Brazil is a small importer of steel products. Its steel imports in 2009 totaled only 2.2 million tonnes (excluding the imports made by the steel mills to avoid double counting), or 12.0% of apparent domestic consumption. In 2009, Brazil recorded a positive balance in steel transactions of US$ 1.9 billion. In 2009, Brazil imported 838,327 tonnes of long steel products or 11.7% of apparent domestic consumption of long steel products.

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

North American Steel Industry

The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence upon cyclical end markets and the high volatility of raw material and energy prices. The North American steel industry is currently facing a variety of challenges, including volatile pricing, high fixed costs, low priced imports, the diminution of the effect of U.S. tariffs and challenges to the industry’s ability to attract new management talent. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.

Crude Steel Production by North American Countries (million tonnes)

Source: worldsteel/monthly statistics

Beginning in mid-2000 and continuing through 2002, the North American steel industry experienced a severe downward cycle due to excess global production capacity, high import levels at low prices, including prices that were below the combined costs of production and shipping, and weak general economic conditions. These forces resulted in lower domestic steel prices and significant domestic capacity closures. Prices for many steel products reached 10-year lows in late 2001. As a result of these conditions, over 20 U.S. steel companies sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 2000.

In response to these conditions, in March 2002, Former President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, Former President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.

The North American steel industry has recently experienced a significant amount of consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill in November 2004, Sheffield Steel Corporation in 2006 and Chaparral Steel Company in September 2007 have further contributed to this consolidation trend. Since the beginning of 2007, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc., United States Steel Corporation acquired Stelco Inc., and ArcelorMittal Inc. acquired Bayou Steel Corporation. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.

The creation of larger and more efficient steel producers resulting from consolidation in the steel industry has strongly contributed to a maintenance of profitability in the long term. As a result, the remaining steel producers have become better positioned to tailor production capacity to market demand and have benefited from scale efficiencies. Such factors have improved steel producers’ ability to reduce costs, negotiate raw material contracts and better respond to the cyclical nature of the steel industry. In addition, the increase in domestic competition from imports observed in early 2000 has diminished, primarily in response to higher steel prices globally, higher transportation costs resulting from fuel price increases and a weaker U.S. dollar.

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Additionally, through the same time period, the domestic U.S. market experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world.

Company Profile

According to the Brazilian Steel Institute (IABr - Instituto Aço Brasil), Gerdau is Brazil’s largest producer of long rolled steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and has been classified by World Steel Association as the world’s 13th largest steel producer based on its consolidated crude steel production in 2008.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates four integrated steel mills, including its largest mill, Ouro Branco unit, an integrated steel mill located in the state of Minas Gerais. The Company currently has a total of 59 steel producing units globally, including joint ventures and associate companies. The joint ventures include a unit located in the United States for the production of flat rolled steel and another unit in India. The associate companies are Aceros Corsa in Mexico; Corporación Centroamericana del Acero in Guatemala; and INCA in the Dominican Republic.

In the year ended December 31, 2009, approximately 37.0% of all physical sales were generated from Brazil BO, 35.3% from North America BO, 14.4% from Latin American BO and 13.3% from Specialty Steel BO.

As of December 31, 2009, total consolidated installed capacity, excluding the Company’s investments in joint ventures and associates, unconsolidated companies, was approximately 26 million tonnes of crude steel and 22 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 44.6 billion, consolidated net sales of R$ 26.5 billion, total consolidated net income (including non-controlling interests) of R$ 1.0 billion and shareholders’ equity (including non-controlling interests) of R$ 22.0 billion.

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

The Company’s operating strategy is based on the acquisition or construction of steel mills located close to its customers and sources of the raw materials required for steel production, such as scrap metal, pig iron and iron ore. For this reason, most of its production has historically been geared toward supplying the local markets in which it has production operations. However, the Company also exports an important portion of its production mainly to Asia and South America.

Through its subsidiaries and affiliates, the Company also engages in other activities related to the production and sale of steel products, including reforestation; electric power generation projects; coking coal, iron ore and pig iron production; as well as fab shops and downstream operations.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the

Company’s steel products. However, these relatively high prices did not persist, especially in view of the expansion in installed capacity worldwide or the recent lower level of demand. In 2008 and more effectively in the beginning of 2009, the United States economy had shown strong signs of lower economic activity, affecting many other countries and consequently international steel prices. Since the second half of 2009 the world economy has been showing gradual recovery, positively impacting steel demand and prices.

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

In 2009, the Company’s Board of Directors approved the proposal of the Gerdau Executive Committee (the chief operating decision maker) related to the new governance of the Company, which established a new business segmentation, as follows:

·                  Brazil (Brazil BO) — includes Brazil’s operations, except specialty steel;

·                  North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

·                  Latin America (Latin America BO) — includes all Latin American operations, except for Brazil;

·                  Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain and the United States.

Açominas and Long Steel Brazil, previously treated as separate segments, are now reported as a single operating segment since most of their operational support areas are integrated. This means in practical effect that Long Steel Brazil sells part of the Açominas products to the domestic and export markets. In the same way, Açominas’s purchasing department is responsible for buying all of Long Steel Brazil’s iron ore needs. Furthermore, numerous other services are shared by them, including Human Resources, Information Technology, Accounting, Domestic and Export Sales, Tax and Financial departments. These are examples of the extent of integration of these operations and why the Company decided to change its governance and aggregate the information the chief operating decision maker uses to manage the business. The chief operating decision maker is no longer monitoring individual information about Açominas and Long Steel Brazil, but rather information concerning a unified operating segment styled Operation Brazil. For comparison, information of December 31, 2008 and 2007 was modified with respect to the information originally reported in order to consider the same criteria established by the new business segmentation established by the Gerdau Executive Committee.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments*

Gerdau S.A. Consolidated Shipments by Business Operations (**)	Year ended December 31,
(1,000 tonnes)	2009	2008	2007

TOTAL	13,987	19,118	17,159
Brazil	5,175	6,578	5,920
North America	4,935	7,641	6,941
Latin America	2,015	2,232	2,249
Specialty Steel	1,862	2,667	2,049

(*) The information includes intercompany eliminations inside each business operation.

(**) The information does not include data from associate companies and joint ventures.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (*)	Year ended December 31,
(R$ million)	2009	2008	2007
TOTAL	26,540.1	41,907.8	30,613.5
Brazil	10,596.3	15,474.6	10,144.9
North America	8,293.4	15,017.5	11,234.7
Latin America	3,137.1	4,473.3	3,318.9
Specialty Steel	4,777.2	7,983.9	6,083.5
Intercompany Eliminations	(263.9)	(1,041.5)	(168.5)

(*) The information does not include data from associate companies and joint ventures.

Brazil BO

Brazil BO minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecast monthly based on historical data for the three preceding months. Brazil BO uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil BO, sales volume in 2009 contracted by 21.3% from 2008. Domestic sales volume recorded a sharper decline in the same period of 24.6%, influenced by the poor performance in the first half of the year. Domestic demand recovered gradually over the course of the year, as demonstrated by the increase of 51.3% in sales volume in the fourth quarter from the first quarter. The recovery basically reflects the demand from the construction sector, which was driven by the resumption of construction for projects launched before the onset of the crisis and the accelerated construction of new projects launched in 2009. The manufacturing industry also showed signs of recovery in 2009, fueled by recovery in demand for heavy vehicles and agricultural machinery, which benefitted from the government stimulus measures.

In 2009, approximately 19.8% of the production sold in Brazil before intercompany eliminations was distributed through Comercial Gerdau, the Company’s largest distribution channel, with 69 stores throughout Brazil, 38 fabricated reinforcing steel facilities (Prontofer) and four flat steel service centers, serving more than 110,000 customers in the year. Another important distribution channel is the network of almost 21,000 points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Company employees and authorized sales representatives working on commission. This Business Operation has annual crude steel installed capacity of 9.3 million tonnes and 5.4 million tonnes of finished steel products.

North America BO

The Company operates in North America through its majority-owned subsidiary, Gerdau Ameristeel. The North America BO has annual manufacturing capacity of over 10.3 million tonnes of mill finished steel products. It has a vertically integrated network of 18 steel units and one 50.0%-owned joint venture for the operation of a mini-mill, 21 scrap recycling facilities, 12 downstream operations (including three 50.0%-owned joint ventures) and 49 fab shops. Gerdau Ameristeel primarily serves customers in the eastern regions of the United States and Canada. North America BO’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

This BO operates mills and downstream. The mills manufactures and markets a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills also produces rebar, merchant bars, rod and special bar quality products used by the downstream and transfers these products at an arm’s length market price to the downstream. The downstream comprises secondary value-added steel businesses and consists of fabrication of rebars, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

The strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery is provided to meet their reinforcing steel needs and construction schedules.

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

At the North America BO, despite the sharp drop-off in sales in 2009 from 2008, a slow and gradual recovery in demand was observed, as indicated by the 11.7% increase in sales volume in the fourth quarter from the first quarter of 2009. Despite the government incentives announced, the associated impacts were not reflected in steel demand in 2009.

The North America BO accounted for 35.3% of overall Gerdau shipments, reaching 4.9 million tonnes. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin America BO

The Latin America BO comprises 16 steel units (including joint ventures and associate companies), 30 retail facilities, 16 fab shops (including joint ventures and associate companies) and 10 scrap processing facilities (including associate companies) located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 2.9 million tonnes of finished steel products. The Latin American operation accounted for 14.4% of overall Gerdau shipments, representing 2.0 million tonnes of finished products in 2009, a 9.7% decrease compared with 2008. The Latin America BO was the business operation least affected by the crisis in terms of sales volume. At the Mexico and Peru operations, sales volume remained virtually stable in 2009 in relation to 2008, while the Colombia and Chile operations registered lower sales in the same comparison period. The main representative countries in the Latin America BO are Chile, Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

Chile - AZA was acquired in 1992, and has installed capacity of 490,000 tonnes of crude steel and 470,000 tonnes of rolled steel. Since the end of 2000, Gerdau AZA had a business unit known as AZAonLine, which services customers in Chile through the Internet. This was the first e-commerce initiative in the steel sector in Chile. Customers can track their orders on the Internet, together with product inventories and credit and payment status. They can also access their purchase records as well as generate quality certificates and place orders. Gerdau AZA sells its products to more than 150 clients, which are both distributors and end-users.

Colombia - Diaco was acquired in September 2005, which the Company believes to have a market share of 29.0% of the Colombian steel market. This company sells its products to more than 646 clients, reaching more than 2,700 end-users, in civil construction, industry and others. Colombian units have annual installed capacity of 580,000 tonnes of crude steel and 640,000 tonnes of rolled products.

Peru - Siderperú was acquired in June of 2006 and is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 210 clients in the construction, manufacturing and mining sectors and has more than 180 distributors. Siderperú has annual installed capacity of 600,000 tonnes of crude steel and 960,000 tonnes of rolled products.

Mexico - Located in the Mexico City metropolitan area, Sidertul produces rebars and structural shapes, with its products primarily used in the domestic market. The Company sells its products to clients and distributors from the construction and manufacturing sectors. Sidertul sells products to around 200 clients and has annual installed capacity of 500,000 tonnes of crude steel and 340,000 tonnes of rolled products.

Specialty Steel BO

The Specialty Steel BO is composed of the operations in Brazil (Piratini and Aços Villares), in the United States (MacSteel) and Spain (Corporación Sidenor). This operation, in partnership with its customers, produces engineering steel (SBQ), tool steel,  stainless steel, rolling mill rolls, large forged and casted engineering pieces. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as micro-alloyed steel for high-power and low-emissions diesel engines, clean steel for application in bearings, and steel with improved machining characteristics that allows higher machining speeds and lower tooling replacement, among others.

The Specialty Steel BO recorded a decline of 30.2% in sales volume in 2009 from the prior year, with various different impacts felt in each country. Spain was the country most affected, followed by Brazil. In the United States, specialty steel sales remained stable, but since the operations were acquired in May 2008, the comparison base is different.

In Brazil, Gerdau specialty steel operations are located in Rio Grande do Sul (Piratini) and in São Paulo (Aços Villares). Both operations have a combined annual capacity of 1.4 million tonnes of crude steel and 1.4 million tonnes of rolled steel, which is sold in the domestic and export markets. The two companies combined have more than 400 customers located mainly in Brazil.

Gerdau maintains a presence in Europe through Corporación Sidenor, which sells specialty steel to the entire continent. Sidenor has more than 450 clients located mainly in Spain, France, Germany and Italy. Sidenor has an annual installed capacity of 1.2 million tonnes of crude steel and rolled products.

Gerdau maintains a presence in North America through MacSteel, the largest SBQ (Special Bar Quality) in the United States. MacSteel operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has an annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled products. MacSteel has more than 240 customers located mainly in the United States, Canada and Mexico.

There are commercial and operational synergies among the steel units in this business operation through a centralized marketing and production strategies.

Exports

In the middle of 2009 an international trade area was created to be responsible for trading all Gerdau’s business operations exports (commercial quality products) and imports (finished products from third parties). This area is responsible for selling products directly to final overseas users and indirectly through trading companies. Sales are negotiated worldwide (i) primarily through CIF (Cost, Insurance and Freight) and (ii) guaranteed at sight through letters of credit issued by customers through prime European and U.S. banks. Great part of the exports is negotiated intercompany and some units are both importers and exporters, which allow us to have a great synergy in terms of logistic, production and product line. Brazil BO has always been the most relevant operation in terms of exports.

Brazil BO had been exporting a large part of its production since 2003, but due to the stronger domestic market since 2007, a portion of sales has been reallocated from exports to the domestic market. In 2009, exports accounted for 29.5% of the Brazil BO sales. Brazil BO exports generated R$1,705.9 million in revenue in 2009 totaling 1.5 million tones (excluding shipments to subsidiaries), a decrease of 12.3% from 2008, due to the international crisis which negatively affected the international steel trading. The export strategy has allowed Gerdau to develop a client base that is more evenly distributed throughout the world, with exports going mainly to Asia, South America and Africa.

The following table presents the Company’s consolidated exports from its Brazil BO by destination for the periods indicated:

Gerdau S.A. Consolidated Exports from Brazil by Destination	Year ended December 31,
(percent)	2009	2008	2007
Total including shipments to subsidiaries (1,000 tonnes)	1,858	2,315	2,449
Africa	19%	5%	13%
Central America	2%	4%	16%
North America	7%	7%	11%
South America	19%	23%	23%
Asia	40%	54%	27%
Europe	13%	6%	10%
Oceania	0%	1%	0%

The North America BO exported around 340,000 tonnes, accounting for 6.9% of the total BO sales. Latin America BO exported about 80,000 tonnes, accounting for 4.0% of the total BO sales.

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 47 mini-mills worldwide (excluding joint ventures and associate companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

·      lower capital costs,

·      lower operational risks due to the low concentration of capital and installed capacity in a single production plant,

·      proximity of production facilities to raw-material sources,

·      proximity to local markets and easier adjustment of production levels, and

·      more effective managerial structure due to the relative simplicity of the production process.

Integrated Process

The Company operates 5 integrated mills, of which 4 are located in Brazil and 1 in Peru. The Ouro Branco unit is the largest integrated facility the Company operates. Although it produces steel using a blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

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

Production Inputs

Gerdau’s production processes are based mainly on the mini-mill concept, with mills equipped with electric arc furnaces that can melt ferrous scrap and produce steel products at the required specifications. The main raw material used at these mills is ferrous scrap, which at some plants is blended with pig iron. The component proportions of this mixture may change in accordance with prices and availability in order to optimize raw material costs. Iron, iron ore (used in blast furnaces and in one Direct Reduction Iron - DRI plant) and ferroalloys are also important.

Although international ferrous scrap prices are determined by the U.S. domestic market (since the United States is the largest scrap exporter), the price of ferrous scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau is the largest consumer of ferrous scrap in Brazil.

Brazil BO and Specialty Steel BO - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has medium and long-term supply contracts with scrap generators and short-term contracts with some suppliers for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

In the Ouro Branco mill the main raw materials include: (i) coal imported from Canada, Australia and the United States, anthracite from Vietnam and the Ukraine and coke petroleum purchased from Petrobras; (ii) ferroalloys, of which 90.0% is purchased in the domestic market; and (iii) iron ore, which is partially produced from its own mines and partially supplied by large, medium, and small sized mining companies, most of them strategically located close to the plant. These three items accounted for about 40.0% of the total production costs of Ouro Branco mill in 2009. Due to its size, the Ouro Branco mill utilizes long-term contracts to guarantee raw material supplies.

North America BO - The main metallic input used by the Company’s mills in the United States is ferrous scrap. When ferrous scrap prices exceed acceptable levels, as occurred in 2004, the mills seek to modify input sources accordingly. Gerdau Ameristeel has consistently obtained adequate supplies of raw materials and is not dependent on a smaller number of suppliers.

Latin America BO - The main metallic input used by the Company’s mills in Latin America is ferrous scrap. The Latin American Operation is exposed to market fluctuations, varying its prices according to each local market.

Ferrous Scrap

There are two broad categories of ferrous scrap: (i) obsolete scrap which is steel from various sources, ranging from tin cans to car bodies and white goods; and (ii) industrial scrap, which is essentially factory steel bushelings and flashings, steel turnings and even scrap generated by the Company’s production processes themselves. In Brazil the use of scrap in electric arc furnaces varies between obsolete scrap and industrial scrap. The Specialty Steel plants use mainly industrial scrap.

In 2009 Gerdau utilized more than 10 million tonnes of scrap, accounting for significant gains through increasingly competitive operating costs.

Brazil BO - The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. The Southeast region is the most industrialized in the country, generating the highest volume of scrap. Due to the high concentration of players in this region, the competition is more intense. The Company also has five shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

Specialty Steel BO - The price of scrap in Brazil varies by region, depending upon local supply and demand and transportation costs. Prices for ferrous scrap at MacSteel are subject to market forces largely beyond the Company’s control, which include demand from U.S. and international steel producers, freight costs and speculation. At Corporación Sidenor, prompt (industrial) scrap is the main type of raw material used in the Spanish operation.

North America BO - Ferrous scrap is the primary raw material to this BO. It is a commodity whose availability varies in accordance with the level of economic activity, seasonality, export levels, and price fluctuations. Gerdau Ameristeel’s Jackson, Jacksonville, St. Paul, Wilton, Whitby, Midlothian and Petersburg mills all have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Gerdau Ameristeel MRM Special Sections receives a significant amount of its scrap from Manitoba Metals Recycling and the North Dakota scrap collection and processing yards. Given the fact that not all of the scrap it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and prepare scrap.

All of production facilities in North America are mini-mills, in which operating results are closely linked to the cost of ferrous scrap and scrap substitutes, the primary input of mini-mills. Ferrous scrap prices are relatively higher during winter months due to the impact of weather on collecting and supplying efforts. Approximately half of all steel products in North America are currently made in electric arc furnaces using ferrous scrap. Prices for ferrous scrap are subject to market forces largely beyond the Company’s control, which include demand from U.S. and international steel producers, freight costs and speculation.

Latin America BO - The price of scrap in the Latin America varies in accordance with demand, transportation costs and region. The Latin America BO has the most volatile scrap prices in comparison to the other Gerdau’s operations because it consolidates prices from seven countries.

Pig Iron and Sponge Iron

Brazil BO - Brazil is an exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil it is an important component of the metal mix used to make steel in the mills. In Brazil, the price of pig iron is related to internal and external demand and to the cost of charcoal, the most volatile cost item in pig iron production.

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

North America BO - Scrap availability is a major factor in Gerdau Ameristeel’s operations. Sponge iron and pig iron can substitute a limited portion of the ferrous scrap used in electric arc furnace steel production. Gerdau Ameristeel does not utilize significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties at the Beaumont facility, and to produce some special sections.

Iron Ore and Fluxes

Iron ore and fluxes are used in the blast furnace process at Gerdau’s plants at Ouro Branco, Barão de Cocais, Contagem, Divinópolis, and Sete Lagoas. Iron ore is purchased on its natural form as fine grains (pellet feed and sinter feed), as lump ore or agglomerated as pellets. Fine grain iron ore (sinter feed and pellet feed), are transformed into sinter. Lump ore and iron ore pellets are directly loaded into the blast furnace to increase productivity. Fluxes such as limestone, dolomite quartz and serpentinite are purchased in their natural form. Combined, iron ore and fluxes are the main inputs into the blast furnace process to produce pig iron. Pig iron is the main raw material used in the melt shop. In 2009, metal inputs consisted of 83.1% of molten pig iron, 14.2% of steel scrap and 2.7% of solid pig iron.

Part of the raw material is supplied from local companies adjacent to the plant to reduce transportation and storage costs, and part from its own mines that are also located close to the mill. The Company has acquired iron ore from MMX, Vale and other smaller suppliers located in the state of Minas Gerais near the steel plants.

Other Inputs

In addition to scrap, pig iron, sponge iron and iron ore, Gerdau’s operations use other inputs to produce steel such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. All of these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are charcoal, which is used in blast furnace mills, and natural gas, which is used at the DRI unit.

Ouro Branco unit’s important raw materials and inputs also include coking coal. Coal is used in the production of coke, the main reduction agent for sinter, iron ore and pellets in the blast furnace. Pulverized Coal Injection (PCI) is also used to reduce coke consumption, increase productivity and consequently the cost of pig iron. At the steel works, ferroalloys are used to make steels with special characteristics. Oxygen, nitrogen and argon are also used in some processes and supplied by an on-site company. The gas resulting from the production of coke, pig iron and steel, once cleaned, is used as fuel for several processes and for generating electricity to power the plant.

Gerdau has a metallurgical coke producer and coking coal reserves in Colombia. This producer has annual coke production capacity of 1.0 million tonnes.

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

Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located in Agudo, Rio Grande do Sul state (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona

Francisca), in which it holds 95% stake, with the state power utility Companhia Estadual de Energia Elétrica (CEEE) which holds the remaining 5% stake. The shareholders of DFESA are Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Desenvix (2.2%).

Construction of the Caçu and Barra dos Coqueiros hydroelectric power plants in the state of Goiás, with total installed capacity of 155MW, is also currently underway. These power plants are expected to start up operations in 2010, with all power made available to the units located in Brazil’s Southeast.

Gerdau also holds the concession to operate the São João — Cachoeirinha Hydroelectric Plant Complex located in Paraná state. The complex will have total installed capacity of 105 MW. The start of construction is currently awaiting the granting of the environmental licenses.

The Company is currently analyzing power generation alternatives in all countries where it operates in order to assure supply at competitive costs.

In Brazil, the Company’s units hold long-term contracts with electricity suppliers and do not depend on a single contract. Energy is currently supplied to the Company’s industrial units under two types of contracts:

Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Riograndense, Aços Especiais Piratini, Guaíra, Usiba, Açonorte and Sorocaba. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).

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

In Spain the company is currently negotiating a new power contract starting July 2010 through December 2011. Its natural gas contract also lasts until December 2011.

The supply of natural gas to all Brazilian units is regulated and performed under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to natural gas supplies relying on blast furnace gases generated by its production process and other liquid fuels.

In Spain the company negotiated a new power contract starting July 2010 through December 2011. Its natural gas contract also lasts until December 2011.

In North America, there are two kinds of energy markets: regulated and deregulated. In the regulated market, agreements are established with local electric power concession holds and the rates are determined for each region. In the deregulated market, the price of power can change every 5 minutes (spot price) to reflect the actual cost of electricity generation. Although the deregulation of both the natural gas and wholesale electricity markets may create opportunities to reduce costs as a result of market competition, the prices of both these forms of energy have recently become more volatile and may remain so. The company has a small percentage of its natural gas supply at fixed prices through 2010.

In Chile, Colombia and Uruguay, both electricity and natural gas are purchased under long-term agreements. In Colombia, the electricity and natural gas agreements were renewed in 2009. In Chile, Gerdau AZA renegotiated its electric power agreement in 2008. Gerdau AZA negotiated a new natural gas supply agreement from the second half of 2009 based on imports of liquefied natural gas (LNG) that started last year with lower prices than alternative fuels. Currently the contract was extended to the end of 2011.

Argentina and Uruguay can rely on fuel substitutes in the event of natural gas supply curtailments (LPG and Fuel Oil, respectively). In 2008, Gerdau Sipar signed a contract with Petrobrás to supply its power requirements of the new plant as of May 2010. In view of the postponement of this project, this contract is being reviewed. The Natural gas supply contract expires in May 2010 and is already renegotiated.

In Peru electricity is purchased under a long-term agreement. The plant has no access to natural gas supply due to its location, and a project to transport natural gas from the south is currently under study.

A new power purchase agreement in the Dominican Republican was closed in 2009 with a 5-year term.

In Mexico, the regional power utility (Luz y Fuerza del Cientro) was liquidated by the government and its operations were replaced by the state company CFE (Companía Federal de Electricidad), with no impact to the supply. New power contracts are under negotiation due to this fact.

Products

The Company supplies its customers with a wide range of products from five major product lines:

Crude Steel (Billets, Blooms and Slabs)

Crude steel products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebars and merchant bars. They are the main product of the Company’s Ouro Branco unit. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products. Slabs are mainly used to produce hot and cold rolled coils, heavy slabs and profiles.

Crude steel products may be produced using either the continuous casting or conventional process. In the conventional process, liquid steel is poured into ingot moulds for rolling. The hot ingots are sent to the primary rolling mill to be heated in soaking pits and then are rolled to produce crude steel products (billets, blooms and slabs). Although this conventional process is not widely used in Brazil, it is still employed at the Company’s Ouro Branco unit. The use of a conventional casting system may represent a competitive advantage since the Company believes it is one of the only companies manufacturing billets and blooms in Brazil, leading the Company to have captive customers for these products in Brazil and also outside the country.

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

Specialty Steel Products

Specialty or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces specialty and stainless steel used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Aços Villares and Piratini units in Brazil, at Corporación Sidenor units in Spain and at the MacSteel units in the United States.

In the United States, Gerdau Ameristeel produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, which are mainly manufacturers.

It also supplies steel to its customers through its joint venture company Kalyani Gerdau Steel Inc. located in India. It is a joint venture with the Kalyani Group in India in which Gerdau has a 45% stake in the joint venture.

Flat Products

The Company’s Ouro Branco unit produces slabs, which are rolled into flat products such as hot and cold steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers.

Gerdau Ameristeel also supplies flat steel to its customers through its joint venture Gallatin located in Kentucky. Gallatin is a joint venture with ArcelorMittal, Canada, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year. Both partners in the joint venture have a 50.0% stake.

Technology and Quality Management

All Gerdau mills have excellent quality management supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical procedures for improving the assessment of process variables, as well as “Quality Function Deployment”, a methodology through which technicians can identify the full range of customer requirements.

Given this level of quality management, 45 mills are ISO 9001 or ISO TS 16949 certified. In general, production , technical services and quality teams are responsible for developing new products to meet customer and market needs.

The Company uses a quality management system developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the Company’s high standards of quality. The Company’s technical specialists make planned visits, some may be randomly selected and some are scheduled visits, to its customers to check on the quality of the products delivered by the Company in order to guarantee the final user satisfaction for products purchased indirectly.

Due to the specialized nature of its business, the Company’s specialty steel mills are constantly investing in technological upgrading and in research and development. These mills are active in the automotive segment and maintain a technology department responsible for new products and the optimization of existing processes.

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

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business. See item “Information on the Extent of the Company’s Dependence” for further details.

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 20/25-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 26-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy provides for the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Ouro Branco unit exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

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

North American specialty steel operations, Brazilian specialty steel operations and Latin American operations have their own credit departments for costumer’s credit analyses.

As a result of the implementation of these policies, the Company’s provision for doubtful accounts was only 3.1% on December 31, 2009, based on gross account receivables as per Note 6 and 2.0% on December 31, 2008. In the first quarter of 2010 this risk indicators reduced to 1.5%. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

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

In Brazil, Gerdau has acquired in 1996 an interest in MRS Logística, Brazil’s principal rail company, which operates the railroad connecting the states of São Paulo, Rio de Janeiro and Minas Gerais, which are Brazil’s main economic centers. This interest provides for secure and efficient use of this mode to transport raw materials (scrap and pig iron) as well as final products. In North America, the Company owns a large number of rail cars for the same purpose.

Gerdau uses around 20 ports to deliver products from the entire Brazilian coastline. The majority of exports are shipped from the Praia Mole private terminal in Vitoria, Espírito Santo. Furthermore, this is Brazil’s most efficient and productive seaport for handling steel products, with more than 20 years of expertise in this business. Gerdau also owns ports specialized in iron ore deliveries that supply its steel units in the state of Bahia and in Peru.

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

The Company operates in the flat steel market through its Ouro Branco unit that produces slabs, which are used to roll flat products such as hot and cold rolled steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers. Gerdau Ameristeel also supplies flat steel to its customers through its joint venture Gallatin. Gallatin is a joint venture with ArcelorMittal, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year.

The Company produces specialty and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its Aços Villares and Piratini units in Brazil, at the units of its associated company Corporación Sidenor in Spain, at its MacSteel units in the United States and through its joint venture Kalyani Gerdau Steel Ltd. in India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2009, the Company was the largest Brazilian long steel producer and the second largest crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, ArcelorMittal Brasil was the second largest long steel producer and the first largest crude steel producer in Brazil during 2009.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2009(*)	2008	2007
ArcelorMittal Brasil (1)	34.4	31.0	30.3
Gerdau (2)	23.0	25.8	24.0
Usiminas (3)	21.3	23.8	25.7
CSN	16.5	14.8	15.8
Others	4.8	4.6	4.3
Total	100.0	100.0	100.0

Source: IABr - Instituto Aço Brasil

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

In the domestic market, Gerdau is almost an exclusive supplier of blooms and billets to well-defined and loyal customers that have been purchasing from it regularly for over 15 years. Intense competition exists between the Company and Arcelor Mittal in the slab and wire rod markets. In the international market, the Company, in its export markets, faces strong competition in the commercial quality products line from Eastern Europe (CIS). The main competitors in the high quality products segment are Europeans and, to a lesser extent, the Japanese. The Company is a strong player due to its vast experience and the high quality of its services and products. Gerdau has a highly diversified list of traditional customers located all over the world.

Competitive Position — Outside Brazil

Outside Brazil, notably in North America, the Company’s subsidiary Gerdau Ameristeel has increased its market share through acquisitions. Gerdau Ameristeel is the second largest mini-mill steel producer in North America and has progressively increased its share in the North American market, with annual nominal capacity of 10.0 million tonnes of crude steel and 10.3 million tonnes of rolled products, according to the Company’s statistics.

Gerdau Ameristeel’s geographic market encompasses primarily the United States and Canada. The Company experiences substantial competition in the sale of each of its products from numerous competitors in the North American market. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from nonregional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products produced by several of our mini-mills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

The Company’s principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc., and ArcelorMittal Inc. Gallatin Steel competes with numerous other integrated and mini-mill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from many of its competitors due to the Company’s large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. The Company believes it produces one of the largest ranges of bar products and shapes. The Company’s product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.

In Latin America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 80% of shipments from Gerdau’s Latin American Operation originate from Chile, Peru, Colombia and Mexico. In Chile, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of imports. The Company estimates the share of the domestic long steel market held by Gerdau AZA at about 30%, and that Diaco has a 29.0% stake in the Colombian steel market. It also believes that Siderperú has market share of approximately 47.0% in the long products segment in Peru.

In the Specialty Steel Operation, Corporación Sidenor holds approximately 10% of the specialty steel market in the European Union; in the U.S. market, Gerdau has roughly 20% share in the SBQ market through its subsidiary MacSteel; and in Brazil, Gerdau’s specialty steel units (Aços Villares and Piratini) are combined the largest player in that market.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has hired insurance for its Ouro Branco mill against operating losses, which covers amounts up to approximately $4.3 billion (R$ 7,4 billion as of April 30, 2010), including material damage to installations ($3.3 billion) and losses of gross revenues ($997 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2011. The Company’s mini-mills are covered against operational losses under its policy.

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

Mine Operating License

In Brazil, the Company’s mining operations are subject to government concessions, and its mining activities are subject to the limitations imposed by Brazil’s Federal Constitution and Mining Code and the laws, rules and regulations enacted pertaining to mining activities. Under the concession contracts, the Company was granted permission to commercially operate the mines located at Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco in the state of Minas Gerais Brazil, for as long as the reserves last. Brazil’s Mining Code and Federal Constitution impose on companies that conduct mining activities, such as us, requirements concerning, among other things, the manner in which mineral deposits are used, worker health and safety, environmental protection and restoration, the prevention of pollution and the health and safety of the local communities where the mines are located.

In Colombian there are some mining operations, these concessions are ruled by the government and it’s ruled by regulations contained in the Mining Code (Law 685 of 2001 and Law 1382 of 2010). Under the concession rights given to the Company, exploration and exploitation projects of coking coal can be developed. The mines are located at Tausa, Cundinamarca; Cucunubá, Cundinamarca; Samacá and Ráquira, Boyacá; and Cúcuta, north of Santander. The period of the concessions is 30 years and it can be extended for more 30 years. The environmental requirements are also part of the rules that have to be fulfilled in order to develop the projects. Furthermore, there are other important matters such as security of the personnel and the payment of royalties.

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

In the event of rationing, decisions and procedures will be implemented by the regulatory agency of the Brazilian government. These may have a materially adverse impact on the Company’s results, with a consequent contraction in production in light of the availability of electricity and the adjustments to delivery schedules. Although such problems are not common in Brazil, some Gerdau small units may choose, as an alternative, to use generators to compensate for the energy shortage. Moreover, the Ouro Branco unit generates 70% of its power needs internally using gases generated in the steel-making process. During the period of electricity rationing in 2001, Gerdau overcame the crisis by reallocating production among its various industrial units and rationalizing the use of electricity. These measures resulted in efficiency and productivity gains that were incorporated into the production process after the critical period ended.

Venezuela’s government issued a rationing enforcement as of December 2009, with a reduction commitment of 20% compared to 2009 consumption. The plant is acting to reduce consumption and increase efficiency in order to reduce production impacts from these limitations.

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

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2009:

The table below shows the main consolidated companies and the investments controlled directly or indirectly by Gerdau on December 31, 2009, 2008 and 2007:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2009	2008	2007	2009	2008	2007
Gerdau GTL Spain S.L.	Spain	100,00	100,00	100,00	100,00	100,00	100,00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100,00	100,00	100,00	100,00	100,00	100,00
Gerdau Steel North America Inc.	Canada	100,00	100,00	100,00	100,00	100,00	100,00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	66,32	66,37	66,45	66,32	66,37	66,45
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93,98	93,30	92,16	93,98	93,31	92,16
Gerdau Aços Longos S.A.	Brazil	93,96	93,30	92,16	93,97	93,31	92,16
Aços Villares S.A. (3)	Brazil	58,50	58,44	58,44	58,50	58,44	58,44
Gerdau Steel Inc.	Canada	100,00	100,00	100,00	100,00	100,00	100,00
Gerdau Holdings Inc and subsidiaries (4)	USA	100,00	100,00	—	100,00	100,00	—
Paraopeba - Fixed-income investment fund (5)	Brazil	94,15	94,15	97,00	94,15	94,15	97,00
Corporación Sidenor S.A. and subsidiaries (6)	Spain	60,00	60,00	40,00	60,00	60,00	40,00
Gerdau América Latina Participações S.A.	Brazil	94,22	89,35	89,35	94,22	89,36	89,36
Axol S.A.	Uruguay	100,00	100,00	100,00	100,00	100,00	100,00
Gerdau Chile Inversiones Ltda. and subsidiaries (7)	Chile	100,00	99,99	99,99	100,00	99,99	99,99
Gerdau Aços Especiais S.A.	Brazil	94,35	93,30	92,16	94,35	93,31	92,16
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (8)	Hungary	98,75	98,75	98,75	98,75	98,75	98,75
Gerdau Comercial de Aços S.A.	Brazil	95,58	93,30	92,16	95,59	93,31	92,16
Aramac S.A.	Uruguay	100,00	100,00	100,00	100,00	100,00	100,00
GTL Equity Investments Corp.	British Virgin Islands	100,00	100,00	100,00	100,00	100,00	100,00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86,66	83,28	83,28	86,66	83,28	83,28
Diaco S.A. and subsidiaries (9)	Colombia	98,76	98,72	57,83	98,76	98,72	57,83
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100,00	100,00	100,00	100,00	100,00	100,00
Seiva S.A. - Florestas e Indústrias	Brazil	97,03	97,06	97,06	99,63	99,73	99,73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100,00	100,00	100,00	100,00	100,00	100,00
Gerdau Laisa S.A.	Uruguay	100,00	99,90	99,90	100,00	99,90	99,90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92,75	92,75	92,75	92,75	92,75	92,75
Siderúrgica del Pacífico S.A.	Colombia	98,29	98,24	98,19	98,29	98,24	98,19
Cleary Holdings Corp.	Colombia	50,90	50,90	—	50,90	50,90	—
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100,00	100,00	100,00	100,00	100,00	100,00
GTL Financial Corp.	Netherlands	100,00	100,00	100,00	100,00	100,00	100,00
GTL Trade Finance Inc.	British Virgin Islands	100,00	100,00	100,00	100,00	100,00	100,00

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau USA Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc.,  Pacific Coast Steel, and Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) As of December 2009, Gerdau S.A. acquired the participation at Aços Villares S.A., so far owned by the subsidiary Corporación Sidenor S.A.

(4) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc.

(5) Fixed-income investment fund managed by JP Morgan.

(6) Subsidiaries: Corporación Sidenor S.A. y Cia., Sidenor Industrial S.L., Sidenor y Cia., Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Sidenor Calibrados S.L.

(7) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda e Trefilados Bonati S.A., Cerney Holdings Ltd., and Indac Colômbia S.A.

(8) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L.

(9) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(10) Subsidiaries: Siderúrgica Tultitlán, S.A. de C.V., Ferrotultitlán, S.A. de C.V., Arrendadora Valle de México, S.A. de C.V., and GTL Servicios Administrativos México, S.A. de C.V.

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Indústrias Nacionales (INCA) in the Dominican Republic through Multisteel Business Holdings, in which Gerdau has a 49% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Kalyani Gerdau Steel Ltd., in which Gerdau has a stake of approximately 57% and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 52% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements). The agreement establishes a minimum of 65% of ownership to approve some matters related to the management of the Company.

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.8 million tonnes of crude steel.

Gerdau Comercial de Aços S.A. - This company sells general steel products and has 69 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the Ouro Branco mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 40.5% of Gerdau’s crude steel output in the Brazil BO.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has nominal annual capacity of 10.0 million tonnes of crude steel and 10.3 million tonnes of rolled products. Gerdau S.A. holds a controlling interest in Gerdau Ameristeel. The Company is one of the largest producers of long steel in North America and is listed on the Toronto Stock Exchange and the New York Stock Exchange. Gerdau Ameristeel also has a 50% interest in the joint venture Gallatin in the United States.

Gerdau Aços Especiais S.A. - This company is headquartered in Charqueadas in the Brazilian state of Rio Grande do Sul and has consolidated annual installed capacity of 430,000 tonnes of crude steel.

Corporación Sidenor S.A. - Sidenor, with operations in Spain, produces specialty steel and has annual capacity of 1.2 million tonnes. As a result of the option to purchase an additional 40% interest described at note 16.f. to the consolidated financial statements, the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

Gerdau MacSteel Holdings Inc. - MacSteel is one of the largest producers of specialty steel (Special Bar Quality - SBQ) in the United States. It operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also has six downstream operations and annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled steel.

Gerdau Laisa S.A. - In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 80,000 tonnes of rolled products.

Gerdau Chile Inversiones Ltda. - The latter company has two units in Chile with combined annual production capacity of 490,000 tonnes of crude steel and 470,000 tonnes of rolled steel. Gerdau AZA also sells its products through Aceros Cox.

Sipar Gerdau Inversiones S.A. - Sipar, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 260,000 tonnes of rolled products.

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 580,000 tonnes of crude steel and 640,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. - Acquired in 2006, Siderperú is a long and flat steel producer with annual installed capacity of 600,000 tonnes of crude steel and 970,000 tonnes of rolled steel. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and six rolling mills.

Gerdau GTL México, S.A. de C.V. - The latter company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 500,000 tonnes of crude steel and 340,000 tonnes of rolled products.

Sizuca - Siderúrgica Zuliana, C. A. - In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana located in Ciudad Ojeda, Venezuela. Sizuca owns a mini-mill that produces concrete reinforcement bars. Sizuca has annual installed capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled products.

Corsa Controladora, S.A. de C.V. - In 2008, the Company acquired a 49% stake in Corsa Controladora, S.A. de C.V. (Mexico). Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Located in the metropolitan area of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars) and has annual installed capacity of 160,000 tonnes of crude steel and 300,000 tonnes of rolled products.

Multisteel Business Holdings - In 2007, the Company signed a strategic alliance with the shareholders of Multisteel Business Holdings Corp., a holding company headquartered in Santo Domingo, Dominican Republic. The Company has a 49% stake in the capital stock of the holding company Multisteel Business Holdings Corp., which holds 99% of the capital stock of Industrias Nacionales (INCA), a long steel rolling mill company with annual shipments of almost 300,000 tonnes of steel products.

Corporación Centroamericana del Acero S.A. - Strategic partnership entered into with Corporación Centroamericana del Acero S.A., assuming a 30.0% stake in the capital of this company, which has installed capacity of 430,000 tonnes of crude steel and 700,000 tonnes of rolled steel. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize.

Kalyani Gerdau Steel Ltd. - Joint venture with the Kalyani Group for the operation of a steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. Gerdau and the Kalyani Group have a joint control over this entity and Gerdau has approximately 56.8% in the Company’s capital stock. The Kalyani Group has veto powers established by the joint venture agreement which establishes joint control even in this case of Gerdau having an interest over 50%. The crude steel capacity of this unit is approximately 250,000 tonnes.

Seiva S.A. - Florestas e Indústrias - A reforestation company created in 1971, Seiva has pinus and eucalyptus forests used by the pulp and paper industries.

Cleary Holdings Corp. - Gerdau has a 50.9% stake in the capital of Cleary Holdings Corp, which controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has coking coal reserves and annual coke production capacity of 1.0 million tonnes.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of installation, as well as the types of products manufactured at December 31, 2009:

		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION		5,490	9,270	5,410
Açonorte	Brazil	—	300	250	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Agua Funda	Brazil	—	—	100	Rolling Mill	Rebar, merchant bars
Barão de Cocais	Brazil	330	350	200	Integrated/blast furnace, LD converter and rolling mill	Rebar, merchant bars
Cearense	Brazil	—	200	160	EAF mini-mill, rolling mill	Rebar, merchant bars
Cosigua	Brazil	—	900	1,400	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Divinópolis	Brazil	430	600	530	Integrated/blast furnace, EOF converter and rolling mill	Rebar, merchant bars
Guaíra	Brazil	—	560	180	EAF mini-mill, rolling mill	Billet, rebar, merchant bars
Riograndense	Brazil	—	440	490	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Usiba	Brazil	—	520	430	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
São Paulo	Brazil	—	900	600	EAF mini-mill, rolling mill	Billets, rebars
Contagem	Brazil	240	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	130	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	4,360	4,500	1,070	Integrated with blast furnace	Billets, blooms, slabs, wire rod, heavy structural shapes
NORTH AMERICAN OPERATION		—	10,020	10,280
Beaumont	USA	—	590	730	EAF mini-mill, rolling mill	Quality rod products
Calverty City	USA	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Cartersville	USA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	—	370	330	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	—	730	620	EAF mini-mill, rolling mill	Rebar, wire rod
Joliet	USA	—	—	70	Rolling mill	Merchant bars, medium structural channel and beams
Knoxville	USA	—	520	470	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Perth Amboy	USA	—	—	1,000	Rolling mill	Industrial quality rod products
Sand Springs	USA	—	630	520	EAF mini-mill, rolling mill	Merchant bar, rebar, railway products
Sayreville	USA	—	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	—	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality round bars
Whitby	Canada	—	900	730	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	—	320	320	EAF mini-mill, rolling mill	Rebar, merchant bars
Midlothian, Texas	USA	—	1,500	1,400	EAF mini-mill, rolling mill	Rebar, merchant bars
Petersburg, Virginia	USA	—	1,000	1,000	EAF mini-mill, rolling mill	Rebar, merchant bars
LATIN AMERICAN OPERATION		400	2,570	2,950
AZA	Chile	—	490	470	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Laisa	Uruguay	—	100	80	EAF mini-mill, rolling mill	Rebar, merchant bars
Diaco	Colombia	—	580	640	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Sipar	Argentina	—	—	260	Rolling mill	Rebar, merchant bars
Siderperú	Peru	400	600	960	Blast Furnace, EAF mini-mill, rolling mill	Rebar, merchant bars, slabs
Sizuca	Venezuela	—	300	200	EAF mini-mill	Rebar
Sidertul	Mexico	—	500	340	EAF mini-mill, rolling mill	Rebar, angle, flat bars
SPECIALTY STEEL OPERATION		—	3,750	3,720
Aços Villares	Brazil	—	990	950	EAF mini-mill, rolling mill	Round and Flat bars, special profiles, wires, wire rod, cold finished bar, rolling mill rolls
Piratini	Brazil	—	430	490	EAF mini-mill, rolling mill	Round bars, wire rod, forged bar, cold finished bars
Corporación Sidenor	Spain	—	1,150	1,180	EAF mini-mill, rolling mill	Cold finished bars, round and flat bars, rolling mill rolls, cold finished bars, forged and casted part
MacSteel	USA	—	1,180	1,100	EAF mini-mill, rolling mill	Round bars, cold finished bars
GERDAU TOTAL		5,890	25,600	22,360

While electric arc furnace (EAF) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or direct reduction iron (DRI) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

Mining Rights

Although the Company is primarily focused on the steel business, it added four mineral assets to its business in order to have its own sources of minerals by acquiring land and mining rights. These mines are located in Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco near the Ouro Branco mill in the state of Minas Gerais, Brazil. The location of these mines in the Minas Gerais iron belt and in the vicinity of the Ouro Branco mill should contribute to the long term competitiveness of this unit.

Investment Programs

In fiscal year 2009, capital expenditure on fixed assets was R$ 1,377.8 million. Of this total, 57.2% was allocated to Brazil BO units and the remaining 42.8% was allocated to the other businesses operations. The Company invested R$ 71.1 million (net of cash) in acquisitions during 2009.

Brazil BO — a total of R$ 788.4 million was invested in Brazil BO for capital expenditure. The major part of this investment was for the installation of continuous slab casting at the Ouro Branco unit. In the same period the Company also acquired Maco Metalúrgica Ltda. for R$ 4.2 million.

North America BO — this BO spent R$ 162.8 million on capital projects, representing 11.6% of total capital expenditure on fixed assets, primarily for the new finishing-end area at Wilton (USA) and modernization of the reheating furnace at Midhlotian (USA).

Latin America BO — in 2009, the Latin American units spent R$ 351.1 million, summing 25.1% of total capital expenditure on fixed assets for the installation of the new melt shop at Tocancipá (Colombia) and capacity expansion of the rolling mill and melt shop at Sidertul (Mexico). In the same period the Company also acquired an additional stake of 4.9% in Gerdau América Latina Participações S.A. for R$ 66.9 million.

Specialty Steel BO — the specialty steel units spent R$ 75.5 million in 2009, representing 5.4% of total capital expenditures to the installation of bloom casting at Sidenor (Spain) and the increase in continuous casting speed at Aços Especiais Piratini (Brazil).

The capital expenditure plan for the period from 2010 to 2014 is estimated at R$ 9.5 billion, including maintenance and investments in strategic actions. The amount estimated for maintenance is around 65% each year, similar to the total depreciation and amortization value (in 2009 it was R$ 1.2 billion), totaling approximately R$ 6.0 billion for next five years. The balance will be used for strategic investments, the main ones are shown in the following table:

Main Strategic Investments Approved	Location	R$ million	Additional Capacity	Start up
			(‘000 tonnes)
Steel
Flat steel (heavy plate) rolling mill at Ouro Branco-MG	Brazil	1,750	1,000	2012
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	100	160	2011
Substitution of electric arc furnace in the melt shop and new dedusting system	Peru	67	—	2010
Specialty steel and rebar rolling mill, sintering and power generation(1)	India	88	300	2011
Other Investments
Expansion of mining capacity to 6.6 million (to increase self-sufficiency)	Brazil	352	—	2012
Fab shops and ready-to-use products	Brazil	134	—	2011
Caçu and Barra de Coqueiros HPP(2)	Brazil	57	—	2010
Port facility (to ship coal and coke)	Colombia	27	—	2011
Gerdau Template (integrated management system)	Global	179	—	2012

(1) The capacity will not be considered on a consolidated basis, because it is a Joint Venture.

(2) Hydroelectric Power Plants - Total investment of R$ 632 million (already made R$ 575 million).

The following investments are still under analysis:

·   installation of a rod rolling mill at the Brazil BO;

·   expansion of rolling capacity and inspection at the Specialty Steel BO in Brazil;

·   expansion of capacity and quality products improvement at the Specialty Steel BO in U.S.;

·   additional expansion of fabricated rebars and ready-to-use products facilities.

Environmental Issues

Gerdau S.A believes it is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that could affect the use of its fixed assets.

In 2009, Gerdau S.A. invested R$ 173.2 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

Environmental Regulation

In all of the countries in which the Company operates, it is subject to federal, state and municipal environmental laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste handling and disposal. Its manufacturing facilities have been operating under the applicable environmental rules. The respective permits and licenses require the satisfaction of various performance standards, which are monitored by regulatory authorities. The Company employs a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. The Company works to assure that its operations maintain compliance in all material respects with the applicable environmental laws, regulations, permits and licenses currently in effect. When Gerdau acquires new plants, it conducts an assessment of potential environmental issues and prepares a work plan in compliance with the local authorities.

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

In most countries, both federal and state governments have the power to enact environmental protection laws and issue regulations under such laws. In addition to those rules, the Company is also subject to municipal environmental laws and regulations. Under such laws, individuals or legal entities whose conduct or activities cause harm to the environment are usually subject to criminal and administrative sanctions, as well as any costs to repair the actual damages resulting from such harm. Individuals or legal entities that commit environmental crimes usually are subject to penalties and sanctions that for individuals range from fines to imprisonment, and for legal entities include suspending or interrupting operations and prohibiting entering into any contracts with government agencies. Government environmental protection agencies usually may also impose administrative sanctions on individuals and entities that fail to comply with environmental laws and regulations that include:

·                  fines;

·                  partial or total suspension of operations;

·                  obligations to provide compensation for recovery works and environmental projects;

·                  forfeiture of or restrictions on tax incentives and benefits;

·                  closing of establishments or enterprises; and

·      forfeiture or suspension of participation in credit lines with official credit agencies.

In 2006, the subsidiaries in Brazil evaluated seven of their operational sites regarding potential environmental impacts caused by past operations. The Company concluded that its past operations may have caused environmental damage, mainly due to the use and disposal of hazardous substances, and that it may be required in the future by authorities to remedy these environmental damages. Based on assumptions of the extent of the potential damage caused and on the time of the remedial process, the Company has made estimates to determine the amounts involved in data collection, analysis and determination of the actual environmental impact in the areas potentially impacted by its operations. “These estimates amount to R$ 25.9 million and were recorded under “Environmental Liabilities”. Those amounts may vary in the future, depending on the development of research and the conclusion of the environmental impact studies. Some of these areas have already been recovered and others were confirmed to not have significant impacts. Some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimated clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2009 at approximately R$ 50.6 million, with these costs recorded as a liability in its financial statements in Note 21 — Environmental Liabilities.

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

Brazilian environmental legislation provides for the imposition of criminal and administrative penalties on natural persons and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a relevant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

·                  fines that at the administrative level could reach as high as R$50 million, depending on the violator’s economic capacity and past record, as well as the severity of the facts and prior history, with the amounts potentially doubled or tripled in the case of repeat offenders;

·                  suspension of or interference in the activities of the respective enterprise; and

·                  loss of benefits, such as the suspension of government financing and the inability to qualify for public bidding processes and tax breaks.

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

North American Environmental Legislation

The Company is required to comply with a complex and evolving body of Environmental, Health and Safety Laws (EHS Laws) concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation and disposal of toxic and hazardous substances and waste, the clean-up of contamination, indoor air quality and worker health and safety. These EHS Laws vary by location and can fall within federal, provincial, state or municipal jurisdictions.

Most EHS Laws are of general application but result in significant obligations in practice for the steelsector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address these emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.

Environmental Permits

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

Environmental licensing of activities with significant environmental impacts is subject to a Prior Environmental Impact Study and respective Environmental Impact Report (EIA/RIMA), as well as the implementation of measures to mitigate and compensate for the environmental impact of the project. In the case of compensatory measures, the environmental legislation imposes on the project’s owner the obligation to set aside funds equivalent to at most 0.5% of the total estimated cost of installing the project to implement and maintain conservation units.

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

Areas of permanent forest preservation and legal reserves

Some of the Company’s activities, mainly those involving reforestation related to the production of the firewood used in its industrial units, are subject to the Brazilian Forestry Code.

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

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2009, 2008 and 2007 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

The primary factors affecting the Company’s operating results include:

·                  Economic and political conditions in the countries in which Gerdau operates, specially Brazil and U.S.;

·                  The fluctuations in the exchange rate between the Brazilian real and the U.S. dollar;

·                  The cyclical nature of supply and demand for steel products both inside and outside of Brazil, including the prices for steel products;

·                  The Company’s level of exports; and

·                  The Company’s production costs.

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

In 2007, Brazilian GDP grew by 6.1% to $1.4 trillion. Inflation, as measured by the IPCA index, was 4.5%. The average CDI rate in the year was 11.8%. On December 31, 2007, the U.S. dollar/Brazilian real foreign exchange rate was R$1.77/$1.00. The annual inflation target set by the National Monetary Council (CMN) for 2007 was 4.5%, based on the IPCA index.

In 2008, Brazilian GDP grew by 5.1% to $1.6 trillion, with a trade surplus of $25 billion. Inflation, as measured by the IPCA index, was 5.9%, while the average CDI rate in the year was 12.4%. The U.S. dollar/Brazilian real foreign exchange rate on December 31, 2008 was R$2.34/$1.00.

In 2009, Brazilian GDP slightly fell by 0.2% remaining at $1.6 trillion, with a trade surplus of $25 billion. Inflation, as measured by the IPCA index, stood at 5.8%. The average CDI rate in the year was 9.8%. The Brazilian real appreciated by 25.5% against the U.S. dollar, ending the year at R$1.74 to $1.00.

Inflation affects Gerdau’s financial performance by increasing operating expenses denominated in Brazilian reais. A significant portion of its costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate.

Moreover, a significant portion of the Company’s debt denominated in Brazilian reais is subject to interest at the CDI and TJLP rates, which are affected for many factors including inflation in Brazil. Another portion of the Company’s debt, denominated in Brazilian reais, is indexed to general-inflation indexes, generally the IGP-M index. Therefore, higher inflation may results in increases in the Company’s financial expenses and debt service obligations.

The interest rates that the Company pays depend on a variety of factors such as; movements on the interest rates, which can be driven by inflation; ratings given by the credit rating agencies that assess the Company; as well as the Company’s debt securities that are traded in the secondary market, as bonds. The Company’s debt obligations with floating interest rates, exposes the Company to market risks from changes in the CDI rate, IGP-M index and LIBOR. To reduce its exposure to interest rate risk, the Company seeks from time to time to enter into hedging arrangements to mitigate fluctuations in these rates, such as LIBOR.

The table below presents GDP growth, inflation, interest rates and the foreign exchange rate between the U.S. dollar and the Brazilian real for the periods shown.

	2009	2008	2007
Actual GDP growth	(0.2)%	5.1%	6.1%
Inflation (IGP-M) (1)	(1.7)%	9.8%	7.8%
Inflation (IPCA) (2)	5.8%	5.9%	4.5%
CDI rate (3)	9.8%	12.4%	11.8%
6-month LIBOR	0.4%	1.8%	4.6%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	(25.5)%	31.9%	(17.2)%
Foreign exchange rate at end of period — $1.00	R$ 1.7412	R$ 2.3370	R$ 1.7713
Average foreign exchange rate — $1.00 (4)	R$ 1.9905	R$ 1.8326	R$ 1.9300

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

(4) Average of the foreign exchange rates, according to the Brazilian Central Bank, on the last day of each month in the period indicated.

U.S. Economic Conditions

In view of the size of the Company’s operations in the United States, U.S. economic conditions have a significant effect on the Company’s results, particularly with regard to U.S. economic growth and the related effects on steel demand, financing costs and the availability of credit.

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the estimated 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States rose at a 2.2% annualized rate in the third quarter of 2009. In the fourth quarter of 2009, Real GDP in the United States grew by approximately 5.7%, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption.

In 2007, U.S. Real GDP grew by 2.1% ($14.1 trillion Nominal GDP), with a trade deficit of $726.6 billion, according to the International Monetary Fund (IMF). Inflation in 2007 measured by the CPI was 2.9%. The average Fed Funds rate was 5.0%.

In 2008, U.S. Real GDP grew by 0.4% ($14.4 trillion Nominal GDP), with a trade deficit of $706.1 billion, according to the IMF. Inflation in 2008 measured by the CPI was 3.8%. The average Fed Funds rate was 1.9%.

In 2009, the IMF (International Monetary Fund) estimates a decrease of 2.7% in the U.S. Real GDP ($14.3 trillion Nominal GDP), with a projected trade deficit of $369.8 billion. Deflation, as measured by the CPI, was 0.4%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.2%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2009	2008	2007
Actual Real GDP growth (1)	(2.7)%	0.4%	2.1%
Inflation (CPI) (2)	(0.4)%	3.8%	2.9%
Fed Funds (3)	0.2%	1.9%	5.0%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, Brazilian GDP has accelerated, growing by 1.4% in 2001 and 1.5% in 2002, contracting by 0.2% in 2003, and growing by 5.2% in 2004, 2.3% in 2005, 4.0% in 2006, 6.1% in 2007, 5.1% in 2008 and decreasing 0.2% in 2009.

In a positive economic environment, the Brazilian real appreciated against the U.S. dollar throughout 2009, leading to significant improvement in Brazil country risk and a gradual reduction in interest rates.

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

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders equity. Foreign exchange gains and losses on transactions, including the exchange gains and losses on non-real denominated debt of the subsidiaries in Brazil are recognized in the statement of income. However, foreign exchange gains and losses designated as the hedged instrument of investment in foreign subsidiaries is also recognized directly in shareholders equity. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeds the amount of liabilities. The effect of the valuation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

The cyclical nature of supply and demand for steel products including the prices of steel products

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

Over the last ten years, annual world crude steel production volume has varied from between approximately 790 million tonnes and 1.350 million tonnes. According to the worldsteel, world crude steel production in 2009 was 1,220 million tonnes, 8.0% less than in 2008, due to the economic slowdown that affected the demand for steel products. China continued to increase its crude steel production by 13.5% in 2009, mainly due to massive public spending on infrastructure projects. According to worldsteel, world demand for finished steel products increased by 44.2% between 2000 and 2009, for an average annual growth rate of 4.3%.

International steel prices increased around 26.7% over the last four years (2005-2009), due to stronger demand from China, which has led steelmakers to invest in new projects to expand installed capacity. On the other hand international steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was $540 in the fourth quarter of 2007, skyrocketing to $1.174 in June 2008, slumping to $310 in March 2009 and reaching $415 at the end of 2009. This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand in the period. In the first quarter of 2010 prices have increased around 17% if compared to the end of the fourth quarter of 2009 driven by the slightly recovery in the steel business.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. In 2009, to meet the higher steel consumption in Brazil, exports were reduced by 12.3%, which nevertheless totaled 1.5 million tonnes in 2009, with shipments to strategic clients maintained. Export revenue totaled $1.5 billion in the year (excluding revenue from shipments to subsidiaries and affiliated companies).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, that includes scrap, pig iron, iron ore, coke and metallic alloys, represented in 2009 approximately 44.6% of production costs, while Energy and Reducing Agents, that represents cost with coal, electricity, oxygen, natural gas and fuel oil, accounted for 16.9%. Personnel totaled 17.9% of production costs and Specific Materials that includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime sum 9.0% of total production costs. The chart below presents the costs breakdown:

Production Costs Breakdown in 2009

Significant events affecting financial performance during 2009

Crisis — The second half of 2008 was characterized by sharp contraction in demand and credit and consequently lower availability of working capital, leading to a generalized reduction in inventories throughout the entire chain and a sharp decline in capacity utilization at steel plants, which considerably affected the Company’s results at that period. The steel market began a gradual recovery in the second half of 2009 in line with global economic activity, but real demand for steel products remained below levels prevailing before the crisis. For Gerdau, the year was marked by operational and financial optimization (reduction in fix production cost, working capital and net debt), with the alignment of its structure to the new scenario in the global steel industry.

Exchange rate — The Company’s operational results were affected by fluctuations in the foreign exchange rate between the Brazilian real and the currencies of the countries in which it operates. In 2009, Gerdau’s financial result included a gain from the appreciation of the Brazilian real against the U.S. dollar in the period (+25.5%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,060.9 million. In 2008, this effect from foreign currency variation was a loss of R$ 1,035.6 million. In 2009, revenue from exports which are denominated mainly in U.S. dollars resulted in a lower amount of revenue when measured in Brazilian reais as result of exchange rate fluctuations.

Impairment — Gerdau reports its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB). These accounting standards determine that the Company’s assets must undergo impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations. During 2009, the Company monitored indicators of asset deterioration and whenever necessary applied impairment tests, which are based on projections for the global economic scenario, which indicated deterioration in steel assets worldwide. The tests adopt the discounted cash flow methodology, for which important assumptions are made for discount rates, growth rates, perpetuity, working capital, investment plans and projected cash flow that could substantially influence the Company results. The losses identified in 2009 came to R$ 1,222.9 million, which were mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations. Please refer to Note 28 of the Consolidated Financial Statements included herein.

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

Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not persist, especially in view of the expansion in installed capacity worldwide or the new level of demand. Since 2008 and more effectively in the beginning of 2009, the United States economy has shown strong signs of lower economic activity, affecting many other countries.

In the Brazilian and Latin American operations of the Company, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity. In the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower sales. In the Company’s Specialty Steel Operations, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2009, 2008 and 2007 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and expressed as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2009		2008		2007
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales
Net sales	26,540	100.0%	41,908	100.0%	30,614	100.0%
Cost of Sales	(22,107)	(83.3)%	(31,019)	(74.0)%	(23,134)	(75.6)%
Gross profit	4,433	16.7%	10,889	26.0%	7,480	24.4%
Operating expenses:
Selling and marketing expenses	(628)	(2.4)%	(689)	(1.6)%	(619)	(2.0)%
General and administrative expenses	(1,714)	(6.5)%	(2,285)	(5.5)%	(1,884)	(6.2)%
Impairment of assets	(1,223)	(4.6)%	—	—	—	—
Other operating income	190	0.7%	206	0.5%	111	0.4%
Other operating expenses	(102)	(0.4)%	(116)	(0.3)%	(283)	(0.9)%
Equity in earnings of unconsolidated companies	(109)	(0.4)%	123	0.3%	118	0.4%
Income Before Financial Income (Expenses) and Taxes	847	3.2%	8,128	19.4%	4,923	16.1%
Financial revenues	436	1.6%	484	1.2%	810	2.6%
Financial expenses	(1,286)	(4.9)%	(1,621)	(3.9)%	(1,202)	(3.9)%
Exchange variations	1,061	4.0%	(1,036)	(2.4)%	723	2.4%
Gains and losses on derivatives, net	(26)	(0.1)%	(62)	(0.1)%	1	0.0%
Income taxes	(27)	(0.1)%	(948)	(2.3)%	(952)	(3.1)%
Net income	1,005	3.8%	4,945	11.8%	4,303	14.1%

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Analysis of Gerdau Consolidated Results

The following analysis refers to the consolidated results of Gerdau S.A. Information on the Company’s business operations can be found under “Gerdau Business Operations”.

For Gerdau, the year 2009 was marked by operational and financial optimization, with the alignment of its structure to the new scenario in the global steel industry. During the year, the Company reduced its fixed production costs by R$ 2 billion, its working capital by R$ 5 billion and its net debt by R$ 8 billion.

In 2009, crude steel output fell 31.1% to 13.5 million tonnes, from 19.6 million tonnes in 2008. The Company gradually recovered crude steel production over the quarters of 2009, and in the fourth quarter was 50.5% higher than in the first quarter of the year.

Net Sales

In 2009, consolidated net sales was R$ 26,540.1 million, down 36.7% from 2008. This reduction was primarily due to the 26.8% decrease in sales volume and the appreciation in the Brazilian real against the U.S. dollar in the period (8.9%), which impacted mainly by the Business Operations, which have units abroad, when translated into this currency. In the same period net sales per tonne dropped 13.4%, from R$ 2,192.1/tonne to R$ 1,897.5/tonne mainly because the steel shipments and average steel selling price were lower in all segments, reflecting the reduction in demand due to the global economic crisis.

Sales volume in 2009 was 14.0 million tonnes, down 26.8% from the previous year. Over the course of 2009, the Company observed recovery in its main markets, especially in the Brazil and Specialty Steel business operations (BOs). Consolidated sales volume were 19.9% higher in the fourth quarter than in the first quarter of the same year. In the same comparison period, the Specialty Steel BO recorded a 42.4% increase in sales volume and the Brazil BO registered a 28.9% increase. Considering the recovery that the steel market has being presenting in most of the regions where Gerdau operates, the Company expects shipments to be higher in 2010 comparing to 2009, possibly leading to better operational results. For further information regarding net sales see item “Gerdau Business Operations” below and for trend, “D. TREND INFORMATION”.

Cost of Sales and Gross Profit

Cost of sales was R$ 22,107.3 million in 2009, down R$ 8,911.6 million from 2008, reflecting the lower sales volume in the period, the lower raw material prices, the inventory write downs  and the Company’s efforts made over the course of 2009 to cut costs. This effort can be observed in fixed costs as a percentage of total production costs, which decreased from 25.6% in the first quarter of 2009 to 21.6% in the fourth quarter. Gross profit in 2009 was R$ 4,432.7 million, down 59.3% from 2008. Given the sharper drop in net revenue than in cost of sales, consolidated gross margin decreased from 26.0% in 2008 to 16.7% in 2009. For further information regarding cost of sales see item “Gerdau Business Operations” below.

Considering the recovery that steel demand has being presenting in most of the regions where Gerdau operates, the Company believes the price of raw materials such as scrap, iron ore and coal will increase in 2010, followed by a gradual recovery in steel prices. Higher steel production in Gerdau’s operations will result in a better dilution of fixed costs, possibly leading to higher gross margin in 2010 if compared to 2009.

The decrease in year end inventory as a percentage of cost of sales in 2009 in comparison to 2008 is a result of the Company effort to reduce working capital to align with the new economic scenario. During 2009 the needs to make additional write-downs were minimum compared to 2008 due to a better world steel price environment.

Operating Expenses

Operating expenses (selling, general and administrative expenses) decreased by 21.2% or R$ 631.2 million, in 2009 from 2008 mainly due to the Company’s effort to reduce costs and expenses during the year. These expenses in the period corresponded to 8.8% of net revenue, up from 7.1% in 2008. This increase was primarily due to the lower dilution of the fixed costs embedded in these accounts, given the sharp reduction in net revenue in 2009.

Impairment

Gerdau reports its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB). These accounting standards determine that the Company’s assets must undergo impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

During 2009, the Company monitored indicators of asset deterioration and whenever necessary applied impairment tests, which are based on projections for the global economic scenario, which indicated deterioration in steel assets worldwide.

The tests adopt the discounted cash flow methodology, for which important assumptions are made for discount rates, growth rates, perpetuity, working capital, investment plans and projected cash flow that could substantially influence the Company results.

The losses identified in 2009 came to R$ 1,222.9 million, which were mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations. These losses were classified as follows:

	2009
Losses from Asset Impairments by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Fixed assets	—	166	136	218	520
Goodwill	—	—	—	202	202
Intangible	—	—	—	304	304
Investments valued by equity income	—	—	—	46	46
Other	—	49	—	102	151
Total	—	215	136	872	1,223

For additional information, please see Note 28 of the Consolidated Financial Statements herein.

Other Operating Income

Other operating income did not suffer material changes in 2009 (R$ 190.2 million) when compared to 2008 (R$ 205.7 million). The main variation was related to tax effects of R$ 16.6 million (reversion of fine and interest) by the adoption of REFIS (Brazilian Tax Debt Refinancing Program in Brazil) granted by the Brazilian Federal Government.

Other Operating Expenses

Other operating expenses did not suffer material changes in 2009 (R$ 101.8 million) when compared to 2008 (R$ 116.1 million). The main variation was due to expenses generated by  the losses in the write-off/selling of property, plant and equipment.

Equity in Earnings of Unconsolidated Companies

Equity in Earnings of Unconsolidated Companies in the period was a loss of R$ 109.0 million, lower than R$ 122.8 million in the previous year, a result of the impacts from the global financial crisis on the results of these companies.

Income Before Financial Income (Expenses) and Taxes

Operating income was R$ 846.9 million in 2009, lower than the R$ 8,127.8 million in 2008. This reduction was driven by the lower shipments and prices in 2009 and the identification of impairment losses of R$ 1,222.9 million.

Financial Revenues, Financial Expenses, Exchange Variations, Gains and Losses in Derivatives

Financial revenues decreased by R$ 47.8 million in 2009, from R$ 484.0 million in 2008 to R$ 436.2 million, mainly because of the lower cash generation and consequently, lower average cash and investment balances, as well as lower interest rates during the year.

Financial expenses decreased by R$ 334.4 million in 2009, from R$ 1,620.8 million in 2008 to R$ 1,286.4 million in 2009, mainly due to a lower average outstanding debt as a result of debt amortizations, including prepayments, during the period.

The 2009 financial result includes a gain from the appreciation in the Brazilian real against the U.S. dollar in the period (+25.5%) on the translation of foreign-denominated assets (export receivables) and liabilities (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,060.9 million. In 2008, the effects of foreign currency variation was a loss of R$ 1,035.6 million.

Net gain and losses on derivatives decreased by R$ 36.2 million in 2009 due to the decrease in the results reached with those derivatives.

Provision for Income Taxes

Provision for Income Taxes was R$ 27.0 million in 2009, compared to R$ 948.2 million in 2008. This variation is due to weaker result achieved in 2009 compared to last year. The effective tax rate was 16.1% in 2008, compared to an effective tax rate almost null in 2009, mainly because of tax incentives which resulted in a higher impact over the effective tax rate in 2009. For further information regarding tax incentives, see NOTE 9 - Income and Social Contribution Taxes.

Net Income

Consolidated net income was R$ 1,004.5 million in 2009, down 79.7% from the previous year which was R$ 4,944.9 million. This decrease was mainly due to the worse operational performance in 2009 compared to 2008. Net margin (defined as net income divided by net sales) decreased from 11.8% in 2008 to 3.8% in 2009.

Gerdau Business Operations

In 2009, the Company’s Board of Directors approved the proposal of the Gerdau Executive Committee (the chief operating decision maker) related to the new governance of the Company, which established a new business segmentation, as follows:

·                  Brazil (Brazil BO) — includes Brazil’s operations, except specialty steel;

·                  North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

·                  Latin America (Latin America BO) — includes all Latin American operations, except for Brazil;

·                  Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain and the United States.

Brazil BO recorded net sales 31.5% lower in 2009 than in 2008, from R$ 15,474.6 million to R$ 10,596.3 million, resulting from a decreases of 21.3% in sales volume and 13.0% in net revenue per tonne sold. Domestic sales volume recorded a sharper decline in the same period of 24.6%, influenced by the poor performance in the first half of the year. Domestic demand recovered gradually over the course the year, as demonstrated by the increase of 51.3% in sales volume in the fourth quarter from the first quarter. The recovery basically reflects the demand from the construction sector, which was driven by the resumption of construction for projects launched before the onset of the crisis and the accelerated construction of new projects launched in 2009. The manufacturing industry also showed signs of recovery in 2009, fueled by recovery in demand for heavy vehicles and agricultural machinery, which benefited from the government stimulus measures. Domestic prices in 2009 maintained at the same levels of 2008 and export prices reduced by 48.6% (due to lower international steel prices, reflecting the reduction in demand due to the global economic crisis). The decrease in the net sales per tonne was not accompanied to the same extent by costs, mainly during the first half of 2009, when the steel mills were operating at low levels of capacity utilization. Considering this, gross margin in Brazil contracted from 38.2% in 2008 to 30.6% in 2009. Net income reached R$ 2,311.6 million in 2009, 19.4 % higher than in 2008, mainly due to the appreciation in the Brazilian real against the U.S. dollar in the period (+25.5%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,236.7 million. Given the recovery in the domestic market and in the countries to which Brazil BO exports, the Company expects shipments to grow in 2010 compared to 2009, possibly leading to better operating margins due to higher dilution of fixed costs followed by a positive outlook for international steel prices.

In the North America BO, which was the operation most impacted by the crisis, net sales in 2009 decreased by 44.8% to R$ 8,293.4 million, from R$ 15,017.5 million in 2008, driven by the reduction of 35.4% in sales volume and of 14.5% in net revenue per tonne. Shipments reduced primarily due to the global liquidity crisis, which led to rapid deterioration in world economic conditions, significantly depressing demand for the Company’s products. Despite the sharp drop-off in sales in 2009 from 2008, a slow and gradual recovery in demand was observed, as indicated by the 11.7% increase in sales volume in the fourth quarter from the first quarter of 2009. Even with the government incentives announced, the associated impacts were not reflected in steel demand in 2009. Total net sales per tonne decreased 14.5%

in 2009 compared to 2008 as a result of reductions in scrap and other raw material costs. Considering that, North America BO recorded a gross margin of 7.1%, lower than 16.0% recorded in 2008. In 2009 this BO had a net loss of R$ 236.1 million compared to a net income of R$ 1,057.2 million in 2008, a consequence of lower operational results which considers impairment of assets of R$ 214.4 million. Considering the slow and gradual recovery in demand that has been observed during the first months of 2010, the Company expects shipments to grow in 2010 compared to 2009, possibly leading to better operating margins due to higher dilution of fixed costs.

Latin America BO net sales decreased 29.9% to R$ 3,137.1 million in 2009, from R$ 4,473.4 million in 2008, mainly due to a 22.3% reduction in net sales per tonne. At the Latin America BO, which was the business operation least affected by the crisis in terms of sales volume, sales volume fell by only 9.7% from the previous year. At Mexico and Peru operations, sales volume remained virtually stable in 2009 in relation to 2008, while the Colombia and Chile operations registered lower sales in the same comparison period. This operation is composed of countries that are net steel importers with high correlation to the international market. The credit crisis affected steel prices during 2009, which lead to a reduction of 22.3% in net sales per tonne comparing to 2008. Gross margin fell from 21.3% in 2008 to 2.8% in 2009, essentially due to the lower prices in the period, which reflected the high exposure to imported products. In 2009 this BO had a net loss of R$ 324.5 million compared to a net income of R$ 454.5 million in 2008, a consequence of lower operational results which considers impairment of assets of R$ 136.5 million. Given the gradual recovery in the international demand and prices, the Company expects shipments and net sales per tonnes to grow in 2010 comparing to 2009, possibly leading to better operating margin.

In the Specialty Steel BO, net sales decreased by 40.2% to R$ 4,777.1 million in 2009, from R$ 7,983.9 million in 2008. This BO recorded a decline of 30.2% in sales volume in 2009 from the prior year, with various different impacts felt in each country. Spain was the country most affected (where the automotive sector was significantly impacted by the credit crisis), followed by Brazil. In the United States, specialty steel sales remained stable, but since the operations were acquired in May 2008, the comparison base is different. Total net sales per tonne in this BO fell 14.3% in 2009 comparing to 2008. Gross margin decreased from 18.9% in 2008 to 8.5% in 2009, explained primarily by the reduction in sales volume, with lower dilution of fixed costs per tonne sold. In 2009 this BO had a net loss of R$ 613.5 million compared to a net income of R$ 617.5 million in 2008, a consequence of lower operational results which considers impairment of assets of R$ 872.0 million. Given the recovery in the Brazilian domestic demand, the sign of upturn in the US automotive industry and the internal work in diversifying the end costumers which consumes the Company’s products, Gerdau expects shipments to grow in 2010 comparing to 2009, possibly leading to better operating margins due to higher dilution of fixed costs.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Analysis of Gerdau Consolidated Results

The following analysis refers to the consolidated results of Gerdau S.A. Information on the Company’s business operations can be found under “Gerdau Business Operations”.

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

Cost of Sales and Gross Profit

The increase in cost of sales has outpaced the increase in steel prices over the past few years, driven primarily by higher scrap, iron ore and coal prices. On the other hand, in 2008, higher sales volumes diluted the fixed costs, allowing for an increase in gross profit. Cost of sales stood at R$ 31,018.9 million in 2008, up 34.1% from 2007. Costs suffered a sharper impact in the fourth quarter, due to scheduled stoppages at the Company’s units, resulting in lower shipments thus reducing the dilution of fixed costs. The adjustment of production to the lower level of demand and the recognition of losses on inventories when comparing its cost with net realizable values (R$ 296.7 million) generated mainly at units outside Brazil. Given the 36.9% increase in net sales versus the 34.1% increase in cost of sales, gross margin expanded to 26.0% in 2008, from 24.4% in 2007. For further information regarding cost of sales see item “Gerdau Business Operations” below.

The increase in year end inventory as a percentage of cost of sales in 2008 in comparison to 2007 is a result of the severe slowdown in sales that occurred during the fourth quarter of 2008. As a result of the uncertainty related to the extent and duration of the economic slowdown, as well as the complexity of our manufacturing process, production could not be reduced as quickly as shipments slowed resulting in a growth in our inventory. The increase in the inventory provision is primarily related to a lower of cost or market adjustment related to the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices of the finished products experienced in the fourth quarter. As a result of this scenario of having raw materials plus estimated costs to the conclusion of the production in an amount higher than selling prices less estimated cost of sales, the Company recognized an adjustment to net realizable value. Generally, raw material costs fluctuate with the market selling prices of finished product. However, as production rates were curtailed during the fourth quarter, the consumption of the higher-priced raw material inventory did not keep pace with the reduction in selling prices for the Company’s finished products, resulting in the need for a lower cost or market write-down.

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

Equity in Earnings of Unconsolidated Companies

In 2008, equity in earnings of unconsolidated companies amounted to R$ 122.8 million, compared to R$ 118.4 million in 2007. In 2008, the equity income from the new joint ventures acquired in the period was partially offset by the R$ 47.0 million inventory write-down at joint ventures and associated companies.

Income Before Financial Income (Expenses) and Taxes

Operating income was R$ 8,127.8 million in 2008, an increase of 65.1% from R$ 4,922.7 million in 2007, driven by the 22.9% increase in prices and the 11.4% growth in sales volume. This growth was driven by stronger demand in all regions where Gerdau operates.

Financial Income, Financial Expenses, Exchange Variations, Gains and Losses in Derivatives

Financial income decreased by R$ 326.1 million in 2008 mainly because of the decrease in the short-term investments which were used to fund the various acquisitions which were completed in 2008.

Financial expenses increased in R$ 418.8 million in 2008 mainly as a result of the increase in debts to the acquisitions made in 2008.

Exchange variations losses, net, increased by R$ 1,758.9 million in 2008 mainly due to the 31.9% depreciation of the Brazilian real in 2008 against the U.S. Dollar. This effect is because the liabilities denominated in U.S. Dollars are higher than the assets denominated in U.S. Dollars for Brazilian entities.

Net gain and losses on derivatives increased by R$ 63.6 million in 2008 due to the increase in the results reached with those derivatives.

Provision for Income Taxes

Provision for Income Taxes was R$ 948.2 million in 2008, compared to R$ 952.3 million in 2007. The effective tax rate decreased from 18.1% in 2007 to 16.1% in 2008 due to the higher payment of interest on equity, which is tax deductible, tax incentives in Brazil and due to the increase in foreign income having different statutory rates.

Net Income

In 2008, the Company’s consolidated net income amounted to R$ 4,944.9 million, up 14.9% over the R$ 4,303.0 million in 2007. This increase was mainly due to the better operational performance in 2008 compared to 2007, which was partially offset by the loss of R$ 1,035.6 million in foreign exchange translation to Brazilian reais, compared to a foreign exchange gain of R$ 723.3 million in 2007. Net margin (defined as net income divided by net sales) decreased from 14.1% in 2007 to 11.8% in 2008, due to the higher increase in net sales compared to the increase in net income.

Gerdau Operating Segments

Brazil BO net sales reached R$ 15,474.6 million in 2008, 52.5% higher than in 2007, mainly due to the increase of 14.8% in the strong long steel demand in the Brazilian market, which has better prices than in the international market, due to the high-value product mix and the capacity expansion of Ouro Branco mill. To meet the 22.1% higher steel consumption in Brazil in 2008, exports were reduced by 11.1%, with shipments to strategic clients maintained. The construction industry remained the main growth driver in 2008 (According to IBGE a increase of 8.0%), supported by various other factors, such as government measures to lighten the tax burden, keep inflation under control and increase income levels, which resulted in more jobs and lower interest rates. The agricultural sector, which consumes bars, shapes and wires produced by Gerdau, registered demand growth driven by record harvests, while the industrial sector continued to sustain growth. The net sales per tonne in Brazil was 37.3% higher than 2007, due to the factors mentioned above. Domestic prices increased 28.1% and export prices, increased 59.4% (due to better international steel prices, reflecting high world steel consumption of 1.2 billion tonnes fueled essentially by strong economic activity in emerging markets such as China). The increase in the net sales per tonne was not accompanied to the same extent by raw material prices. In 2008, gross margin in Brazil increased from 33.2% in 2007 to 38.2% in 2008, driven primarily by the shift of exports to meet the growth in domestic demand fueled by the boom in the construction industry, leading to better product prices. Brazil BO net income reached R$ 1,935.5 million in 2008, 25.2% higher than in 2007, mainly due to the 75.4% higher gross profit in 2008 compared to 2007.

North America BO net sales in 2008 increased by 33.7% to R$ 15,017.5 million, from R$ 11,234.7 million in 2007. Shipments in 2008 grew by 10.1% in relation to 2007, with the acquisitions made in 2008 adding 1.9 million tonnes in shipments compared with the previous year. Excluding the acquisitions, shipments were 9.8% lower than in 2007, primarily due to the slowdown in shipments in the forth quarter because of the global liquidity crisis, which led to rapid deterioration in world economic conditions, significantly depressing demand for the Company’s products. Total net sales per tonne increased 21.4% in 2008 compared to 2007 in response to the inflationary pressures on scrap and other raw material costs. The North America BO recorded a gross margin of 16.0%, lower than 18.0% recorded in 2007, partially caused by the inventory write-down to market value of R$ 144.0 million in the fourth quarter. Net income increased by 7.3%, from R$ 984.9 million in 2007 to R$ 1,057.2 million in 2008.

Latin America BO net sales increased 34.8% to R$ 4,473.4 million in 2008, from R$ 3,318.9 million in 2007. Shipments in 2008 were 2.2 million tonnes, in line with sales volume in the previous year. Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007, sales volumes in 2008 decreased by 7.1% versus 2007. This operation is composed of countries that are net steel importers with high correlation to the international market. Despite the strong conditions in the international steel market in the first half of the year, the credit crisis affected demand in this operation during the entire second half presenting a decrease of 19.2% in Latin America BO shipments if compared the second half of 2007 to the second half of 2008. On the other hand, prices remained at high levels due to the price increases implemented in previous months. The better prices in 2008 compared to 2007 were the main factor supporting the growth in net sales, which were also positively affected by the consolidation of the coking coal units in Colombia. Total net sales per tonne was 35.8% higher in 2008 compared to 2007. Gross margin expanded from 20.2% in 2007 to 21.3% in 2008, mainly due to the consolidation of the coke unit in Colombia, and despite the inventory write-down at market value at certain units in the amount of R$ 158 million. Latin America BO net income was R$ 454.5 million in the year, 31.9% higher than the R$ 344.7 million in 2007.

In the Specialty Steel BO, net sales increased by 31.2% to R$ 7,983.9 million in 2008, from R$ 6,083.5 million in 2007. Shipments grew by 30.2% to 2.7 million tonnes, from 2.0 million tonnes in 2007, fueled by the consolidation of MacSteel as of the second quarter of 2008. Excluding the MacSteel sales, shipments contracted by 1.1% from 2007. This drop in specialty steel demand reflects the weaker demand in Spain (6.8% lower), where the automotive sector was significantly impacted by the credit crisis. This lower demand was partially offset by an increase of 3.2% in the units in Brazil, which was one of the last countries to be affected by the credit crisis. Total net sales per tonne remained stable in

2008 compared to 2007. Specialty Steel BO gross margin compressed by 3.0 percentage points in 2008 to 18.9%, due to the lower sales in the fourth quarter, which led to lower dilution of fixed costs, as well as the consolidation as of April 2008 of MacSteel, a company with historically lower margins compared with other specialty steel units, especially in Brazil. Specialty Steel BO net income was R$ 617.5 million, down 9.5% from R$ 682.2 million in 2007.

Critical Accounting Policies

Critical accounting policies are those that are both (a) important to present the financial position and results of operations and (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant.  Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

·                  deferred income tax;

·                  pension and post employment benefits;

·                  environmental liabilities;

·                  derivative financial instruments;

·                  useful lives of long-lived assets;

·                  fair value of unquoted derivative financial instruments,

·                  valuation of assets acquired and liabilities assumed in business combinations,

·                  business relationship assessment for companies acquired for full consolidation purposes, and

·                  impairment test of assets with indefinite useful life.

a) Deferred Income Tax Assets

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income and social contribution taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income and social contribution tax asset is revised at each Consolidated Financial Statement date and reduced by the amount that is no longer probable of being realized based on future taxable income. Deferred income and social contribution tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded (see note 9 of the Consolidated Financial Statements of our Annual Report on Form 20-F).

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

As of December 31, 2009, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 340.2 million for income tax (R$ 253.8 million as of December 31, 2008) and R$ 418.3 million for social contribution tax (R$ 315.4 million as of December 31, 2008), representing a deferred tax asset of R$ 122.7 million (R$ 91.8 million as of December 31, 2008). The Company believes that the amounts will be realized based on future taxable income. Besides these deferred tax credits the Company did not record a portion of deferred tax credit of R$ 26.9 million (R$ 50.8 million as of December 31, 2008), due to the lack of opportunity to use these tax losses and negative social contribution basis in its subsidiaries. These tax losses and negative social contribution basis can be carried forward indefinitely.

As of December 31, 2009, the subsidiary Gerdau Ameristeel had operating tax loss carryforwards in the amount of approximately R$ 246.3 million for Canadian tax purposes (R$ 70.1 million as of December 31, 2008) that expire between 2013 and 2029. This subsidiary also has net operating losses of approximately R$ 730.5 million for United States tax purposes (R$ 762.6 million as of December 31, 2008) that expire between 2010 and 2029. The Company believes it is probable that the benefits from the Canadian and North-American taxes will be realized before the carryforwards expire.

b) Pension and Post-Employment Benefits

Actuarial gains and losses are recorded in the period in which they are originated and are recorded in the statement of comprehensive income.

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

During 2009, actuarial gain and loss recognized in Other comprehensive income was a loss of R$ 167.2 million for the Brazilian plans, and for the US plans, which include specific health care benefits for employees who retire after a certain age and with a certain number of years of  service, such figure was a loss of R$ 150.9 million. These and other information related to service cost, interest cost, return of plan assets, among other related to pension and post-employment benefits, are described at note 20 — Employee Benefits of Consolidated Financial Statements of our Annual Report on Form 20-F.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as “current liabilities” and in non-current liabilities in the account “Environmental liabilities”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company believes they are compliant with all the applicable environmental regulations in the countries where they operate (see note 21 of the Consolidated Financial Statements herein).

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the date of its Consolidated Financial Statements (see note 16 of the Consolidated Financial Statements herein).

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation under the modified straight-line method at rates that take into consideration the estimated useful lives of the assets, which are reviewed and adjusted, if necessary, at the fiscal year-end, its level of utilization and the estimated residual value of the asset at the end of its useful life, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. However, actual useful lives can vary based on technological update of each unit.

In accordance with IAS 16, the Company reviewed in 2009 the depreciation method of its property, plant and equipment, adjusting the straight line method of depreciation to the utilization level of certain assets, basically machinery and equipments, which had its useful lives increased due to lower levels of utilization. Changes in the depreciation method shall be accounted for as a change in an accounting estimate in accordance with IAS 16 and, therefore, the effects shall be recognized prospectively as established by IAS 8.

Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required and if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account “Put options on minority interest” (see note 16.f of the Consolidated Financial Statements herein), and the determination of this value involves a series of estimates that can significantly impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3 of the Consolidated Financial Statements herein, the Company has made certain business combinations. According to IFRS 3, the Company should allocate the cost of the acquisition to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the purchased entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

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

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including discounted cash flow for units with goodwill allocated and comparing the book value with the recoverable amount of the assets.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could give rise to a need to anticipate the test run annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is anticipated. In December 2009, the Company carried out goodwill impairment tests for all of its business segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash.

The projection period to the December 2009 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based on Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. for the Brazil, Latin America and Specialty Steels segments and 2% p.a. for the North America segment.

The discount rates used were elaborated taking into consideration market information available in the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 12.5% p.a. for the North America segment, 13.3% p.a. for the Specialty Steel segment, 13.5% p.a. for Latin America segment and 13.8% p.a. for the Brazil segment.

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value by R$ 1,208.7 million to the North America segment, R$ 1,791.7 million to the Specialty Steel segment, R$ 778.1 million to the Latin America segment and R$ 9,142.6 million to the Brazil segment.

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitivity analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 712.6 million to the North America segment, R$ 1,381.9 million to the Specialty Steel segment, R$ 505.5 million to the Latin America segment and R$ 8,085.6 million to the Brazil segment. On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value by R$ 897.9 million to the North America segment, R$ 1,532.8 million to the Specialty Steel segment, R$ 604.5 million to the Latin America segment and R$ 8,495.0 million to the Brazil segment. In both alternative sceneries, there would not be impairment of goodwill on December 31, 2009.

It is important to mention that events or significant changes in the panorama may result in relevant impairment of goodwill. As main risks, an eventual deterioration in the steel market, relevant downturn in the automotive and civil construction sectors, stoppage of industrial units of the Company and relevant changes in the economy or financial market that result in increase in the risk perception or reduction in the liquidity and refinancing capacity.

The impairment review process is subjective and requires significant judgment throughout the analysis. The valuation of the Company’s reporting segments based on forecasted cash flows could be negatively impacted if the world economy recovery proves to happen at a slower pace then the one foreseen when preparing its financial statements for December 2009.

This and other information related to impairment of goodwill and other long lived assets are described at note 28 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities, such as asset-backed loan and senior liquidity facility. The Company expects to meet its cash needs for 2010 primarily through a combination of operating cash flow, cash and cash equivalents, short-term investments and newly issued long-term debt instruments.

Cash Flow

Net cash from operating activities amounted to R$ 6,350.6 million, R$ 3,635.3 million and R$ 6,437.8 million in the years ended December 31, 2009, 2008 and 2007, respectively, for a cumulative total in the three years of R$ 16,423.7 million. In 2008, working capital needs increased in relation to 2007, as a result of increases in the Company’s accounts receivable and inventories, which are directly related to the increase in the operational activities of the Company, due to a combination of acquisitions. Inventories were increased mainly because of the increase in the cost of raw materials and as a result of operations from the entities acquired during 2008. Net cash from operating activities was one of the Company’s primary sources of liquidity in 2008. In 2009, considering the international crisis and the consequent reduction in demand, working capital needs decreased, mainly influenced by the reduction in inventories and accounts receivables.

Proceeds from loans and financing amounted to R$ 4,089.4 million in 2009, R$ 5,117.6 million in 2008 and R$ 11,693.4 million in 2007, which was used for the Company’s liquidity requirements, especially to finance the acquisitions made in 2007 and 2008. The financing obtained during 2009 were primarily made in order to extend the Company’s amortization schedule, through the use of this proceeds to prepay debts with shorter maturity.

In 2009, the Company repaid loans and financing in the amount of R$ 8,469.9 million. This reduction was due to the amortizations and prepayments made in the period, such as the Senior Notes of its U.S. subsidiary, the Gerdau Ameristeel, a redemption of US$ 405 million (R$ 764 million) with annual coupon of 10.375% and maturity in 2011. The total value of the redemption was US$ 412.3 million (R$ 777.8 million), which was paid in full using the Company’s cash. Gerdau Ameristeel also prepaid US$ 300 million (R$ 522 million) in debt using the Company’s cash. Another important impact was the foreign exchange variation effect of 25.5% in period over the debt contracted in U.S. dollar.

In April 2008, Gerdau concluded the public offering of 48.1 million shares. Additionally, 4.1 million shares were issued by Gerdau to satisfy the underwriters Greenshoe option due to substantial demand for this public offering. The price defined in bookbuilding was R$ 60.30 per share and for Gerdau S.A the proceeds resulting from the capital increase amounted to R$ 2,885.1 million related to the public offering. The offering was intended to improve the capital structure in the Company, as well as pay for acquisitions.

The main uses of capital resources in 2009 were: R$ 1,313.2 million for additions to property, plants and equipment and intangibles; R$ 328.7 million to pay dividends and interest on equity; and R$ 8,469.9 million to repay debt.

The main uses of capital resources in 2008 were: R$ 2,741.0 million for additions to property, plants and equipment and intangibles; R$ 4,807.5 million (R$ 4,076.2 million net of cash) in payments to acquire businesses, mainly Gerdau MacSteel Inc. for R$ 2,434.1 million, LuxFin Participation for R$ 673.6 million and Century Steel Inc. for R$ 369.9 million; R$ 1,649.9 million to pay dividends and interest on equity; and R$ 4,964.0 million to repay debt.

In 2007 the main uses of capital resources were: R$ 2,757.1 million for additions to property, plants and equipment and intangibles, such as the expansion plan at Ouro Branco mill that included a new blast furnace, a second sinterization unit and a new continuous casting line for blooms, as well as the expansion of melt shop capacity at Gerdau Ameristeel’s unit in Jacksonville, Florida; R$ 1,199.4 million to pay dividends and interest on equity; and R$ 5,622.5 million to repay debt. In addition, a payment of R$ 7,792.4 million was made to acquire Chaparral Steel Company, out of a total investment of R$ 9,539.5 million (R$ 8,525.7 net of cash). The acquisitions made in 2007 were paid by a mix of own resources and debts. These acquisitions resulted in a decrease in purchases of short-term investments because the resources that would be used for short-term investments were used to pay the acquisitions made during the year.

From December 31, 2008 to December 31, 2009, net working capital decreased by R$ 2,953.9 million. From December 31, 2007 to December 31, 2008, net working capital (current assets less current liabilities) increased by R$ 3,574.3 million. The decrease in working capital in 2009 was mainly due to a reduction in inventories and trade accounts receivable, a result of the lower operational activities during the crisis and debt amortizations in the period. The increase in 2008 was primarily due to the higher balance of financial investments resulting from the stronger cash flow in the period and also due to the issuance of long term debt and the consolidation of the assets of Gerdau MacSteel Inc., LuxFin Participation and Century Steel Inc. acquired in 2008. The increase in 2007 was primarily due to the higher operating activity across all business units resulting in a stronger cash flow in the period and also due to the issuance of long term debt and the consolidation of the assets of Chaparral, Gerdau GTL México and Siderúrgica Zuliana acquired in 2007.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2009, 2008 and 2007 (in thousands of Brazilian reais):

	2009	2008	2007
SHORT TERM:	1,356,781	3,933,119	2,539,110
Total short-term debt	735,197	1,929,812	1,371,908
Debt denominated in Brazilian reais	390,552	50,643	534,718
Debt denominated in foreign currency	344,645	1,879,169	837,190
Current portion of long-term debt	621,584	1,858,273	1,129,077
Debentures	—	145,034	38,125

LONG TERM:	13,164,134	19,300,717	13,364,279
Total long-term debt	13,184,739	20,453,275	13,590,205
Debt denominated in Brazilian reais	1,852,905	2,614,764	2,262,186
Debt denominated in foreign currency	11,331,834	17,838,511	11,328,019
Current portion of long-term debt	(621,584)	(1,858,273)	(1,129,077)
Debentures	600,979	705,715	903,151

TOTAL DEBT:	14,520,915	23,233,836	15,903,389
Short and long-term investments, cash and cash equivalents	4,819,348	5,490,809	5,139,373
NET DEBT	9,701,567	17,743,027	10,764,016

Total debt amounted to R$ 14,520.9 million at December 31, 2009 and R$ 23,233.8 million at December 31, 2008. Net debt (Net Debt is a non-gaap metric defined as short- and long-term debt plus debentures less short and long-term investments and cash and cash equivalents, broadly used by investors to measure Company’s indebtedness position) decreased from R$ 17,743.0 million in 2008 to R$ 9,701.6 million in 2009. This decrease of R$ 8,041.5 million is mainly due to the amortizations made in the period (approximately 44% of total), which included prepayments, and to the exchange rate effect on the conversion of U.S. dollar denominated debt (approximately 56% of total).

Of the total debt at December 31, 2009, 9.3% was short-term and 90.7% was long-term. In 2008, short-term debt accounted for 16.9%, while the balance was long-term and in 2007, short-term debt accounted for 16.7% and the balance was long-term

In fiscal year 2009, net financial income (which consists of financial income, minus financial expenses plus exchange variation, net and plus gain and losses on derivatives, net) totaled R$ 184.6 million, compared with net financial expenses of R$ 2,234.7 million in the previous year. The 2009 financial result includes the impact from the appreciation of the Brazilian real against the U.S. dollar in the period of 25.5% on the foreign exchange gain or loss of foreign-denominated asset (export receivables) and liability (especially dollar-denominated debt contracted by Brazilian companies) in the amount of R$1,060.9 million. In 2008, the exchange variation, net was a loss of R$ 1,035.6 million.

As of December 31, 2009, the Company’s short-term debt amounted to R$ 735.2 million. Of this total, R$ 390.6 million was related to financing in Brazilian reais and R$ 344.6 million to financing in foreign currencies. In 2009, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,356.8 million, representing a decrease of 65.6% relative to 2008. The reduction in the short-term debt was due to amortizations and foreign exchange variation.

Total long-term debt excluding the current portion (R$ 621.6 million) and including debentures (R$ 601.0 million) amounted to R$ 13,164.1 million on December 31, 2009. Of the total long-term debt (R$ 13,184.7 million), R$ 1,852.9 million was denominated in Brazilian reais and R$ 11,331.8 million in foreign currencies.

As of December 31, 2009, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2011	793.5
2012	2,684.5
2013	2,620.0
After 2014	7,066.1
Total	13,164.1

Financial Agreements

a) Ten Year Bonds

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on 01/20/2020. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding balance of this facility was US$ 1.25 billion (R$ 2,176 million as of December 31, 2009).

Bond 2017

On October 10, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1.00 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding balance of this facility was US$ 1.5 billion (R$ 2,612 million as of December 31, 2009).

b) Perpetual Bonds

On September 9, 2005, Gerdau S.A. concluded the issue of bonds in the amount of US$ 600 million and no final maturity. The Company has the option to redeem the bonds starting September 9, 2010. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding balance of this facility was US$ 600 million (R$ 1,045 million as of December 31, 2009).

c) Term Loan Facility

On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing in the amount of US$ 2.75 billion and final maturity on September 14, 2013. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On December 31, 2009 the outstanding balance of this facility was US$ 1.69 billion (R$ 2,943 million as of December 31, 2009).

d) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 135 million, on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain other loans are guaranteed per aval by the controlling shareholders’, for which the Company pays a fee of 0.7% per year.

e) Covenants

As an instrument to monitor the financial condition of the Company by the company’s creditors, financial covenants are used in certain financial agreements.

In the second quarter of 2009 the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements by the end of the third or fourth quarters of 2009.

Therefore, as a proactive measure, the Company began working on a proposal for the temporary resetting of its financial covenants and, during the second quarter of 2009, submitted a proposal to the creditors involved in financing agreements subject to financial covenants. On June 22, 2009, the Company obtained approval from 100% of the creditors involved, which represented a universe of 43 financial institutions and involved US$3.7 billion of the Company’s debt.

The “covenant reset” would be in place in case of a covenant breach, which was the case on September 30, 2009.

Below are brief descriptions of both the financial covenants originally required in the Company’s debt agreements as well as the temporary reset financial covenants.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2009 such covenant was 2.7 times and on March 31, 2010 it was 3.8 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2009 such covenant was 3.8 times and on March 31, 2010 it was 3.2;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio requires that the Net Worth must be greater than R$ 3,759,200; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2009 the current ratio was 3 times as well as on March 31, 2010.

Due to non-compliance with the original financial covenant described in item I above, starting September 30, 2009, the temporary covenant reset became effective, through September 30, 2010, as described below:

a)              Consolidated Interest Coverage Ratio — EBITDA for the last twelve months should represent at least 2.5 times of the net interest expense (interest expense minus interest income) of the same period. As of December 31, 2009 such covenant was 4.0 times and on March 31, 2010 it was 5.8 times;

b)             Consolidated Leverage Ratio — Net debt (gross debt minus cash and cash equivalents) should not surpass 5 times EBITDA for the last 12 months. As of December 31, 2009 such covenant was 2.5 times and on March 31, 2010 it was 2.2 times;

c)              Maximum Gross Debt of US$ 11,0 billion. As of December 31, 2009 such level was US$ 8.3 billion and on March 31, 2010 it was US$ 8,0 billion.

On March 31, 2010 the original financial covenants levels were recovered, even though the temporary covenant reset is still valid until September 30, 2010. The Company expects not to have the original covenants breached after September 30, 2010 and for the year ending December 31, 2010.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

Furthermore, there were US$ 6.5 billion of the Company’s total indebtedness as of December 31, 2009 (US$ 6.4 billion as of 31 March, 2010) that is subject to cross-default provisions, with threshold amounts varying from US$ 10 million to US$ 100 million, depending on the agreement. It means that there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

f) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed per aval by Metalúrgica Gerdau S.A.. On December 31, 2009 the credit line was not in use by the Company.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543.4 million for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2009, R$ 402.1 million of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

The North American subsidiaries have a US$ 650 million (R$ 1,132 million as of December 31, 2009) line of credit that expires on December, 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2009.

In May 2008, the subsidiary Gerdau Macsteel, Inc. received a US$ 100 million (R$ 174 million as of December 31, 2009) 3-year revolving credit facility. The facility was not being used as of December 31, 2009. The contractual interest rate is LIBOR + 1.25%. The following companies guaranted to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A., Gerdau US Financing Inc. and Gerdau Macsteel Holdings Inc.

As of December 31, 2009 and as of this FORM 20-F date, the Company was in compliance with all contractual covenants related to its financial agreements.

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, operating results, liquidity, capital expenditures or capital resources other than as described below.

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the amount of R$ 1,222 million on December 2009.

The Company is the guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan of up to US$ 150 million (R$ 262 million as of December 31, 2009). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 122 million as of December 31, 2009) for this same subsidiary.

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 25 million (R$ 44 million as of December 31, 2009).

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 46.8 million on December 31, 2009, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary GNA Partners, in financing contracts in the amount of US$ 1.69 billion (R$ 2,943 million as of December 31, 2009).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.5 billion (R$ 2,612 million as of December 31, 2009).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,176 million as of December 31, 2009).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for a Revolving Credit Agreement in the amount of US$ 100 million (R$ 174 million as of December 31, 2009).

The Company is the guarantor for the subsidiary Diaco S.A. for a financing contract in the amount of COP$ 71.6 billion (R$ 60.9 million as of December 31, 2009).

The Company provides guarantee for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 104 million (R$ 181 million as of December 31, 2009).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 0.9 million in its first year (R$ 1.6 million as of December 31, 2009).

The Company provides guarantee for the loan contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200 million (R$ 348 million as of December 31, 2009).

The Company provides guarantee to the subsidiary Gerdau Açominas S.A. in a loan agreement with Banco Bradesco S.A. in the amount of US$ 150 million (R$ 261 million as of December 31, 2009).

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

The objective of derivative transactions is always related to eliminating market risks, as stated in the Company’s policies and guidelines, as well as to managing the volatility of financial flows. The efficiency and assessment of results is measured at the end of the contract when the derivative contract is settled. The monitoring of the effects of these transactions is carried out monthly by the Cash Management and Debt Committee, which discusses and validates the mark-to-market of these transactions. All gains or losses from derivative financial instruments are recognized in the Company’s Consolidated Financial Statements at their fair value. Funding is never carried out in a currency in which there is no corresponding cash generation, as stated in its policies.

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

Non Deliverable Forwards (NDFs):

The subsidiary Aços Villares S.A. has sale of NDFs designated as cash flow hedges in the notional amount of US$89.1 million, equivalent to R$ 155.1 million as of December 31, 2009, under which the subsidiary assumes the average PTAX from the month before it is due and the bank assumes a fixed US dollar rate for the maturity date. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011. The fair value of this contract, is a net gain of R$ 6.2 million. Changes in the fair value of the effective portion of the hedging instrument were recognized in a specific account of Equity totaling R$ 31.9 million (net of taxes). Counterparts to this transaction include Banco Itaú S.A., UBS Pactual, and Unibanco S.A..

The subsidiary Diaco S.A. settled its NDFs that matured on April 6, 2009 in order to protect itself from the exchange fluctuations of the US dollar in relation to the local currency linked to scrap purchases and other inputs used in the steel making process. The settlement amount of this contract was a gain of R$ 3.2 million and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Subsidiary Siderurgica del Perú S.A.A. (Siderperú), settled its NDFs that matured on July 17, 2009. This transaction was entered into due to the foreign exchange exposure on dollar-denominated financing with Continental Bank. The settlement amount of this contract was a net loss of R$ 0.9 million and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Subsidiary Gerdau Aza S.A. settled its NDF that matured on October 2, 2009. This NDF was contracted in order to hedge against exchange fluctuations in the US dollar in relation to the local currency, which can impact the revenue of their exports and thereby adversely affect the margin. The fair value of this contract is a loss of R$ 0.9 million  and was recorded in the consolidated statement of income in the ‘Gains and losses with derivatives, net’ account. The counterpart for this transaction is Banco CorpBanca e Security.

Subsidiary Salomon Sack S.A. settled its NDF that matured on September 21, 2009. This NDF has been contracted in order to hedge against exchange fluctuations in the US dollar in relation to the local currency, in relation to the local currency linked to scrap purchases and other inputs used in the steel making process (Billets). The settlement amount of this contract was a net gain of R$ 0.1 million and was recorded in the consolidated statement of income in the ‘Gains and losses with derivatives, net’ account.

Subsidiary Cleary Holdings contracted the sale of NDFs, which were designated as cash flow hedges with notional of US$ 14.2 million (R$ 24.7 million as of December 31, 2009). This operation was conducted to hedge the exchange exposure of its agreements of coal selling in the external market, which are in US dollars. Because of its cost is stated in Colombian pesos, the operation was made with the objective of eliminating this exposure. The amount is divided in tranches, being the maturity of the last in February 02, 2010. The fair value of this contract is a net loss of R$ 0.6 million. The related contra entry was recorded in a specific Equity account. The counterpart for this transaction is Banco de Bogotá.

Swap Contracts

Interest rate swap

The subsidiary Aços Villares S.A. has swaps in the amount of US$ 39.2 million (R$ 68.2 million  as of December 31, 2009) in which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. The fair value of this contract is a net loss of R$ 2.5 million. Counterparts for these transactions include Unibanco and ABN Amro Bank.

Subsidiary Gerdau Açominas S.A., settled in advance, in December 18, 2009, its interest rate swap contracted whereby it received a variable interest rate based on LIBOR and paid a fixed interest rate in US dollars. These swaps were contracted to hedge the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates in the same amount as the swap. Those debts were also settled. The settlement amount of this contract was a loss of R$ 10.3 million. The amount recognized on net income was a gain of R$ 2.4 million, registered on ‘Gains (Losses) on derivatives, net’. The counterparts to this transaction are JP Morgan and Citibank.

The Company, through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between September 21, 2009 and December 21, 2011. The notional values of these contracts together were US$ 300 million (R$ 522.3 million as of December 31, 2009). These transactions were entered into in order to optimize the financial cost of the Company’s Guaranteed Perpetual Senior Securities based on the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk, however, this risk is related to its business, and the Company also has dollar-denominated assets that justify this operation. The fair values of these contracts are a loss of R$ 16.1million and a gain of R$ 13.8 million , generating a net loss of R$ 2.2 million.

Also through its subsidiary GTL Equity Investments Corp., the Company contracted as interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. The notional value of this contract is US$ 7.5 million (R$ 13.1 million as of December 31, 2009). This swap was contracted in order to minimize the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates. The fair values of these contracts is a net loss of R$ 0.68 million.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú has an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a notional value of US$ 64.3 million, equivalent to R$ 111.9 million as of December 31, 2009 and matures on April 30, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract is a net loss of R$ 5.8 million. The counterpart to this transaction is Banco Bilbao Vizcaya (BBVA).

Subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the fluctuation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a notional value of US$ 1 billion, which is equivalent to R$ 1,741.2 million  as of December 31, 2009. Fixed rates for these swaps are between 3.3005% and 3.7070% and they mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps is a net loss of R$ 65.8 million , which generates an effect net of taxes of R$ 38.3 million in an specific account of Equity. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

Subsidiary Gerdau MacSteel settled in advance swaps of interest rates, which had the objective of exchanging its floating LIBOR for a fixed rate, in order to reduce its exposure to fluctuations in the LIBOR rate for its Term Loan Facility, which was already settled. Because of the Term Loan Facility have been contracted at floating LIBOR rates, the Company opted to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The settlement amount of this contract was a loss of R$ 19.1 million and was recorded in the statement of income on “Gains (Losses) on derivatives, net” account. The counterparts to this transaction were the banks Standard Chartered, Calyon and Bank of Tokyo.

Cross Currency Swap

Subsidiary Gerdau Açominas S.A. settled in advance on December 18, 2009, a coupon swap contract whereby it received a variable interest rate based on Japanese LIBOR in Japanese yen and paid a fixed rate in US dollars. This operation had the objective of hedgeing the exchange rate from the “fee” paid in transaction costs as it is in Japanese yen. The settled amount of this contract was a gain of R$ 1.6 million. The effect of this swap in the income of the year was a loss of R$ 2.6 million and was recorded on “Gains (Losses) on derivatives, net” account. The counterpart to this transaction was Citibank.

Subsidiary Gerdau Açominas S.A. settled in advance on December 18, 2009, a swap contract whereby it received a variable interest rate based on Japanese LIBOR in Japanese yen and paid a fixed interest rate in US dollars. This swap was entered into operation because the Company had a debt in Japanese yens, which has also been settled. Under this policy, it is not allowed to contract debts in currencies in which the Company does not generate income, and therefore it was necessary to enter into this swap. The settled amount of this contract was a gain of R$ 43.0 million. The effect of this swap in the income of the year was a loss of R$ 22.0 million and was recorded on “Gains (Losses) on derivatives, net” account. The counterpart to this transaction was Citibank.

For further information regarding to Swap Contracts (Interest Rate Swap and Cross Currency Swap) refer to Note 16 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2009 — Capital Expenditure

In fiscal year 2009, capital expenditure on fixed assets was R$ 1,313.2 million. Of this total, 57.2% was allocated to Brazil BO units and the remaining 42.8% was allocated to the other businesses operations. The Company invested R$ 71.1 million (net of cash) in acquisitions during 2009.

Brazil BO — a total of R$ 788.4 million was invested in Brazil BO for capital expenditure. The major part of this investment was for the installation of continuous slab casting at the Ouro Branco unit. In the same period the Company also acquired Maco Metalúrgica Ltda. for R$ 4.2 million.

North America BO — this BO spent R$ 162.8 million on capital projects, representing 11.6% of total capital expenditure on fixed assets, primarily for project of the new finishing-end area at Wilton (USA) and modernization of the reheating furnace at Midhlotian (USA).

Latin America BO — in 2009, the Latin American units spent R$ 351.1 million, summing 25.1% of total capital expenditure on fixed assets for the installation of the new melt shop at Tocancipá (Colombia) and capacity expansion of the rolling mill and melt shop at Sidertul (Mexico). In the same period the Company also acquired an additional stake of 4.9% in Gerdau América Latina Participações S.A. for R$ 66.9 million.

Specialty Steel BO — the specialty steel units spent R$ 75.5 million in 2009, representing 5.4% of total capital expenditures to the installation of bloom casting at Sidenor (Spain) and the increase in continuous casting speed at Aços Especiais Piratini (Brazil).

2008 — Capital Expenditure

The Company invested R$ 4,807.5 million (R$ 4,076.2 million net of cash) in 2008 for the acquisition of new businesses and new property, plant and equipment and R$ 2,741.0 million for expanding installed capacity and for technological upgrades to its units, mainly in Argentina, Brazil, Canada, Chile, Colombia, Guatemala, Honduras, Mexico, Peru, Spain and the United States. The main investments in the year, considering the effective amount paid (cash flow), are described below.

Brazil BO — a total of R$ 1,719.9 million was invested in the Brazilian Business Operation for capital expenditure and acquisitions. The Company invested R$ 927.8 million at Ouro Branco unit, mainly for the installation of a continuous slab casting unit, with operational startup in the first half of 2009. An investment of R$ 92.2 million was made to acquire K.E.R.S.P.E Emprendimentos e Participações Ltda., a scrap processing facility.

Latin America BO - The Latin American units spent R$ 1,266.9 million on capital expenditure and acquisitions in 2008. The Company paid R$ 303.7 million for a strategic partnership entered into with Corporación Centroamericana del Acero S.A. in Guatemala, assuming a 30.0% stake in this company, which has installed capacity of 500,000 tonnes of crude steel and 700,000 tonnes of rolled steel. It also invested R$ 186.3 million to acquire a 49.0% stake of Corsa Controladora S.A. de C.V. in Mexico, a mini-mill long steel producer with 300,000 tonnes of rolled steel capacity. The Company also paid R$ 188.7 million for an additional 40.2% interest in the Colombian mini-mill producer Diaco S.A., increasing its controlling interest in this company to 98.7%. Another important investment was the acquisition of a controlling interest in Cleary Holdings Corp., a metallurgical coke producer and coking coal reserves in Colombia for R$ 119.4 million .

North American BO — this BO spent R$ 821.4 million on capital projects and acquisitions in 2008. The most significant projects in fixed assets included a new finishing-end in Wilton and a new reheating furnace in Midlothian. The main acquisitions were two scrap processing facilities in the United States and Canada for investment of R$ 110.6 million, and Century Steel, Inc., a steel distributor, for investment of R$ 369.9 million.

Specialty Steel BO — this operation invested R$ 3,744.5 million in capital projects and acquisitions. The company invested R$ 2,434.1 million to acquire MacSteel, the second-largest specialty steel manufacturer in the United States. With the acquisition of MacSteel, Gerdau’s specialty steel capacity increased from 2.5 million to 3.7 million tonnes. Finally, Gerdau paid R$ 673.6 million to increase by 20% its interest in Corporacion Sidenor SA, a holding company that controls Spain’s largest producer of long steel and forged and molded parts, through LuxFin Particiaption,  increasing its stake in the company to 60.0%.

2007 — Capital Expenditure

The Company invested R$ 9,539.6 million (R$ 8,525.7 million net of cash) in 2007 for the acquisition of new businesses and new property, plant and equipment and R$ 2,757.1 million for expanding installed capacity and for technological upgrades to its units in Argentina, Brazil, Canada, Chile, Colombia, Peru, Spain, United States and Uruguay. The main investments in the year, considering the effective amount paid (cash flow), are described below.

Brazil BO — the Company invested R$ 2,470.4 million at the Ouro Branco mill, mainly to expand installed capacity by 1.5 million tonnes of crude steel, and also for technological upgrades of equipment. The remaining capital expenditure for Brazilian units was expended on smaller improvements and technological upgrades.

Latin American BO - the Latin American units spent R$ 1,266.6 million on capital expenditure and acquisitions in 2007. The Company paid R$ 536.5 million for the acquisition of Gerdau GTL Mexico S.A. de C.V., R$ 217.2 million for the acquisition of Multisteel Business Holdings Corp., holding company of Industrias Nacionales (INCA) in the Dominican Republic and R$ 176.2 million for the acquisition of Siderurgica Zuliana (Sizuca) in Venezuela. The remaining capital expenditure was allocated to improvements and technological upgrades at Latin Americans units.

North American BO — this BO spent R$ 8,169.6 million on capital projects and acquisitions in 2007. The Company paid R$ 7,792.4 million for the acquisition of Chaparral Steel in the United States, and another R$ 84.9 million was spent on acquiring a downstream operation, Enco Materials, and smaller fabrication shop units (rebars and D&R Steel), both located in the United States. The remaining capital expenditure was allocated to improvements and technological upgrades at North Americans units.

Specialty Steel BO - in 2007, Gerdau invested R$ 390.1 million in capital projects and acquisitions in the Specialty Steel BO. The Company paid R$ 46.5 million for the acquisition of Trefilados de Urbina (Trefusa), a specialty steel drawing facility in Spain, and R$ 248.0 million to reorganize industrial processes and reallocate certain product lines in order to increase productivity and maximize the use of industrial equipment at Sidenor.

Main Capital Expenditure Currently in Progress

The capital expenditure plan for the period from 2010 to 2014 is estimated at R$ 9.5 billion, including maintenance and investments in strategic actions. The amount estimated for maintenance is around 65% each year, similar to the total depreciation and amortization value (in 2009 it was R$ 1.2 billion), totaling approximately R$ 6.0 billion for next five years. The balance will be used for strategic investments, the main ones are shown in the following table:

Main Strategic Investments Approved	Location	R$ million	Additional Capacity (‘000 tonnes)	Start up
Steel
Flat steel (heavy plate) rolling mill at Ouro Branco-MG	Brazil	1.750	1.000	2012
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	100	160	2011
Substitution of electric arc furnace in the melt shop and new dedusting system	Peru	67	—	2010
Specialty steel and rebar rolling mill, sintering and power generation(1)	India	88	300	2011
Other Investments
Expansion of mining capacity to 6.6 million (to increase self-sufficiency)	Brazil	352	—	2012
Fab shops and ready-to-use products	Brazil	134	—	2011
Caçu and Barra de Coqueiros HPP(2)	Brazil	57	—	2010
Port facility (to ship coal and coke)	Colombia	27	—	2011
Gerdau Template (integrated management system)	Global	179	—	2012

(1) The capacity will not be considered on a consolidated basis, because it is a Joint Venture.

(2) Hydroelectric Power Plants - Total investment of R$ 632 million (already made R$ 575 million).

The following investments are still under analysis:

·   installation of a rod rolling mill at the Brazil BO;

·   expansion of rolling capacity and inspection at the Specialty Steel BO in Brazil;

·   expansion of capacity and quality products improvement at the Specialty Steel BO in U.S.;

·   additional expansion of fabricated rebars and ready-to-use products facilities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

All Gerdau mills have excellent quality management supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical procedures for improving the assessment of process variables, as well as “Quality Function Deployment”, a methodology through which technicians can identify the full range of customer requirements.

Given this level of quality management, 45 mills are ISO 9001 or ISO TS 16949 certified. In general, production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

The Company uses a quality management system developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the Company’s high standards of quality. The Company’s technical specialists make planned visits, some may be randomly selected and some are scheduled visits, to its customers to check on the quality of the products delivered by the Company in order to guarantee the final user satisfaction for products purchased indirectly.

Due to the specialized nature of its business, the Company’s specialty steel mills are constantly investing in technological upgrading and in research and development. These mills are active in the automotive segment and maintain a technology department responsible for new products and the optimization of existing processes.

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

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has a research and development centers in Brazil, the United States and Spain used to meet the markets for specialty steel, especially for the automotive industry. The Company invested in research and development R$ 80.4 million in 2007, R$ 186.5 million in 2008 and R$ 127.5 million in 2009.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

For Gerdau, the year 2009 was marked by operational and financial optimization, with the alignment of its structure to the new scenario in the global steel industry. During the year, the Company reduced its fixed production costs by R$ 2 billion, its working capital by R$ 5 billion and its net debt by R$ 8 billion. After the internal adjustments required to adjust operations to the new global economic scenario, Gerdau is now better prepared to meet the expected growth in demand in the various regions where it operates.

The Company gradually recovered crude steel production over the quarters of 2009, and in the fourth quarter was 50.5% higher than in the first quarter of the year. Over the course of 2009, the Company observed recovery in its main markets, especially in the Brazil and Specialty Steel business operations (BOs). Consolidated sales were 19.9% higher in the fourth quarter than in the first quarter of the same year. In the same comparison period, the Specialty Steel BO recorded a 42.4% increase in sales volume, while the Brazil BO registered a 28.9% increase.

The stimulus packages approved by various countries in 2009 to increase consumption and investments should spur growth in global demand for steel products in 2010, which is expected to reach 9.2%, according to the Worldsteel Association. For Brazil, the Brazilian Steel Institute (IABr) estimates growth in steel products consumption of 21.6% in 2010, reaching 22.9 million tonnes. Gerdau should benefit from upcoming events in Brazil, such as the “My Home, My Life” incentives for the homebuilding industry, Brazil’s hosting of the World Cup and the Olympic Games, the federal government’s economic stimulus package known as PAC and the pre-salt project in the oil industry. For these activities, the IABr forecasts additional demand of 8 million tonnes of steel by 2016.

Gerdau decided to resume its investments with a R$ 9.5 billion capital expenditure plan for the next five years, with the main objective of adding value to its products in the steel chain. These investments will enable Gerdau to meet the demand generated by the major events to take place in Brazil. In addition, Gerdau is expanding its investments in India, with the construction of a rolling mill with annual capacity of 300,000 tonnes.

In the first quarter of 2010 the Company had a consolidated net sales of R$ 7,107.6 million, an increase of 11.7% compared to the fourth quarter of 2009 due mainly to the higher shipments in 10.4%. Considering the recovery that the steel market has being presenting in most of the regions where Gerdau operates, the Company expects shipments to be higher in 2010 comparing to 2009, possibly leading to better operational results.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$25 million (R$ 43.5 million as of December 31, 2009).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 46.8 million, corresponding to a joint liability of 51.82% of the amount.

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 104 million (R$ 181.5 million as of December 31, 2009).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the Company’s contractual obligations at December 31, 2009.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Short-term debt obligations (1)	735,197	735,197	—	—	—
Long-term debt obligations (1)	13,184,739	621,584	5,634,286	378,255	6,550,614
Debentures (1)	600,979	—	463,668	42,380	94,931
Interest payments (2)	5,469,428	656,411	1,394,352	698,506	2,720,159
Interest rate swap	92,276	—	52,152	40,124	—
Operating lease obligations (3)	184,056	37,883	65,173	54,205	26,795
Capital expenditures (4)	529,608	460,047	69,561	—	—
Unconditional purchase obligations (5)	221,721	221,721	—	—	—
Pension funding obligations (6)	1,168,048	180,001	204,897	151,934	631,216
Put option the remaining stake in PCS acquisition (7)	56,483	—	56,483	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition (8)	449,599	—	449,599	—	—
Put option the remaining stake in Sipar Gerdau Inversiones S.A. acquisition (9)	12,014	—	—	—	12,014
Total	22,704,148	2,912,844	8,390,171	1,365,404	10,035,729

(1) Total amounts are included in the December 31, 2009 consolidated balance sheet. See Note 14 - Loans and Financing and Note 15 - Debentures in the consolidated financial statements.

(2) Interest payments include amounts related to the perpetual bonds, which do not have a final maturity date.  For the purpose of interest calculations, interest payments on the perpetual bonds were considered for 30 years.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2009.

(4) Purchase obligations for capital expenditures correspond to and are related to capital projects.  The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2009, the corresponding liability has not yet been recorded in its current financial statements.

(5) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(7) Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction.  See Note 16.f — Financial Instruments to the consolidated financial statements.

(8) During 2006, the Company entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but also granted a put option to Santander Group, which  acquired another stake of 40% of Corporación Sidenor.  According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company five years after the completion of the acquisition. See Note 16.f — Financial Instruments to the consolidated financial statements.

(9) The Company has the call option for 7.25% of the minority shareholders in Sipar Gerdau Inversiones S.A., which can be exercised up to 5 years from 2010. Additionally, the minority shareholders also have the option to sell the remaining 7.25% stake in Sipar Gerdau Inversiones S.A., for the established price and also after five years from the date of transaction.  See Note 16.f — Financial Instruments to the consolidated financial statements.

G. SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following is a brief biography of each of the Company Directors and Officers:

JORGE GERDAU JOHANNPETER (73) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). He holds a degree in Law from the Federal University of Rio Grande do Sul. Since January 2, 2007 he has been served exclusively as a member of the Board of Directors, as its President.

GERMANO HUGO GERDAU JOHANNPETER (78) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors.  He holds a degree in Business Administration from the Getúlio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (74) has worked for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (67) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.  From January 2, 2007, he has  served exclusively as a Vice Chairman of the Board of Directors.

ANDRÉ PINHEIRO DE LARA RESENDE (59) was elected as an Independent Board Member in 2002. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master’s degree from the Postgraduate School of Economics of the Getúlio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. André Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil’s chief foreign debt negotiator, Executive President of Companhia Siderúrgica Tubarão (CST), Executive Vice President and member of the Board of Unibanco — União de Bancos Brasileiros S.A., Director of Brasil Warrant Administração de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

AFFONSO CELSO PASTORE (70) was elected as an Independent Board Member in 2002. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same university. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (63) was elected as an Independent Board Member in 2002. He holds a degree in Chemical Engineering and Business Administration from the Federal University of Rio de Janeiro (UFRJ). He is president and director of the Latin America Internet Development Group and executive partner of Íntegra Associados, Reestruturação Empresarial Ltda. He is also a member of the boards of several companies in Brazil and abroad, including Suzano BahiaSul S.A., Satipel Industrial S.A., Grupo RBS, São Paulo Alpargatas S.A., Delphi Corporation (United States) and Johnson Electric (Hong Kong). He is a member of the Consultative Councils of Bunge Brasil, Alcoa Brasil and Veirano.

ANDRÉ BIER GERDAU JOHANNPETER (47) has worked for the Gerdau Group since 1980. Recently, he became President of the Company, in the position of Chief Executive Officer (“CEO”). He graduated in Business Administration from the Pontifícia Universidade Federal do Rio Grande do Sul (PUC — RS). He studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States). At the beginning of 2008 he became a member of the Board of Directors.

CLAUDIO JOHANNPETER (46) joined the Company in 1982. He became an executive officer in 1997, and is currently in the position of Chief Operating Officer (“COO”). He graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States). At the beginning of 2008 he became a member of the Board of Directors.

OSVALDO BURGOS SCHIRMER (59) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He was recently promoted to the position of Executive Vice President of the Gerdau Executive Committee, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

MARIO LONGHI FILHO (56) joined the Company in 2005 as Executive Vice President, member of the Gerdau Executive Committee.  Mário graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, São Paulo. Before joining Gerdau Group, Mário had a successful career at Alcoa, where he became Vice President, heading global operations and member of the Executive Committee.

EXPEDITO LUZ (58) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure he is now Secretary-General of the Board of Directors. In 2009 Expedito was appointed as Executive Vice President, Legal and Compliance and assigned as an effective member of the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (65) joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. He is now responsible for the Specialty Steel Operations in Brazil, United States and Europe. He holds a degree in Metallurgical Engineering.

MÁRCIO PINTO RAMOS (49) was elected Executive Officer of Gerdau at the Board of Directors meeting held on April 5, 2005 and is responsible for the Latin American operations of Gerdau. He graduated in Mechanical Engineering from the Federal University of Rio Grande do Sul and holds an MBA from Purdue University, USA. He has also held a position as an executive officer at Effem do Brasil (Mars Inc.) and Telet Claro Digital. Effective from April, 28, 2007 Marcio Ramos became Executive Vice President and member of the Gerdau Executive Committee. Since April 28, 2010 Márcio Ramos is no longer an officer of Gerdau.

ALFREDO HUALLEM (64) has worked for the Gerdau Group since 1975, He was promoted to Executive Officer in 1993 and since December 2007, he also became of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. Since July 2009, keeping his position as an Executive Committee member, Alfredo was assigned responsible for Gerdau Commercial Process.  He graduated in Metallurgical Engineering from the UFF — Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford.

MANOEL VITOR DE MENDONÇA FILHO (53) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer in 2001. Manoel Vitor graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, and holds an MBA from the Getúlio Vargas Foundation.

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

In 2009, the fixed salary for Board members was R$ 9.9 million and variable pay was 18.1 million. For officers the fixed salary was R$ 14.0 million and variable pay was 21.0 million. The fixed salary and variable pay forecasted for 2010 for the Board members is R$ 7.1 million and R$ 9.6 million, respectively. The fixed salary and variable pay forecasted for 2010 for officers is R$ 12.0 and R$ 10.0 million, respectively. The variable remuneration due to the long term incentive for Board members and other officers is detailed in the end of this topic under the stock options grants head.

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

During 2009, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 0.5 million for the defined benefit plan, and R$ 0.3 million for the defined contribution plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company.

On April 30, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This new compensation program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary (the latter was eliminated as from April 28, 2005). From 2005 on, in order to match their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification on the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007 the Committee on Remuneration and Succession approved the granting of options to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) in number equivalent to 50% of their annual base salaries. This program aims to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

In connection with the effort to align its compensation programs globally as well as to business needs, the human resources team of Gerdau with the support from the Hay Group undertook a review of its long term incentive program which was submitted and approved by shareholders on April 28th, 2010.

The new program aims to attract and retain executives but also to stimulate and leverage the achievement of future results by tying a significant portion of the grant for top executives to long term financial metrics, in this case the return on capital employed (ROCE).

Executives occupying Director positions and above, including CEO, COO and Board Members will have fifty (50%) of their respective awards tied to ROCE which shall be determined on a yearly basis during the Strategic Planning process.

The program foresees the grant of stock options of the Company’s Preferred Shares, on annual basis and for the executives the grant represents from 5% to 20% of their respective annual base salary, for Board Members the grant represents 120% of their respective annual base salary, for the Chief Executive Officer (CEO) and for the Chief Operating Officer (COO) it represents 50% of their respective annual base salary.

The Compensation and Succession Committee approved all stock option grants since the program begun.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 25.I for a complete summary of the stock option plans):

Grant date: To be vested from: Must be exercised by: Exercise price per share:	Dec/03 Jan/09 Dec/13 R$6.78	Dec/04 Jan/10 Dec/14 R$10.58	Dec/04 Jan/08 Dec/14 R$10.58	Dec/05 Jan/11 Dec/15 R$12.86	Dec/06 Jan/12 Dec/16 R$17.50	Dec/07 Jan/13 Dec/17 R$26.19	Dec/08 Jan/14 Dec/18 R$14.91	Dec/09 Jan/15 Dec/19 R$29.12	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	679,834	587,140	274,700	1,157,970	882,674	656,514	1,260,331	679,897	6,179,060
Exercised Options	27,917		37,061						64,978

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

Chairman

Jorge Gerdau Johannpeter (1), (2)

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1), (2), (3)

Member

André Bier Gerdau Johannpeter (2)

Claudio Johannpeter (2)

Independent Members

André Pinheiro de Lara Resende (1)

Affonso Celso Pastore (1), (3)

Oscar de Paula Bernardes Neto (1), (3)

Secretary-General

Expedito Luz

(1) Member of the Corporate Governance Committee

(2) Member of the Strategy Committee

(3) Member of the Compensation and Sucession Committee

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and accompany best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into business operations (BOs), defined by product line and/or geographical location: BO - Brazil Long Steel Products, BO - Specialty Steel Products, BO - North America and BO - Latin America. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee’s members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Chief Operating Officer

Claudio Johannpeter

Vice Presidents

Osvaldo Burgos Schirmer

Mário Longhi Filho

Paulo Fernando Bins de Vasconcellos

Márcio Pinto Ramos (1)

Alfredo Huallem

Manoel Vitor de Mendonça Filho

Expedito Luz

(1) Since April 28, 2010, Márcio Pinto Ramos is no longer an Officer

Other Committees: In order to provide support to the Executive Committee several committees were created and are responsible for advising in specific matters. Among the Executive Committee’s support committees should be mentioned the Risk Committee, the Finance Committee and the Human Resources Committee as the most important bodies. The Gerdau Business System Committee is also a support committee to the Gerdau Executive Committee and plays a major role in the Company’s organization, as described below.

Gerdau Business System Committee: The Gerdau Business System Committee (GBS) is formed by executives who contribute to the achievement of growing levels of operating performance of the Company. The GBS promotes the evaluation of the Company’s current situation and growth opportunities, and defines its long-term business focus. The GBS provides support for all processes, aiming at developing best management practices and encouraging the exchange of know-how among the Company’s plants and offices.

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

Board of Auditors

Under Brazilian Corporate Law, the board of auditors (“Conselho Fiscal”) is a shareholder nominated audit board and an independent corporate body of the board of directors, the management and the company’s external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) need not have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of an U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board of directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

·                  be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

·                  be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

·                  have the authority to engage independent counsel and other advisors as deemed necessary, to carry out its duties; and

·                  receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

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

Name	Birthday	Member Position	Year First Elected
Egon Handel	10/20/1939	Effective	2005
Carlos Roberto Schröder	02/19/1940	Effective	2005
Maria das Graças Conceição Machado Costa	05/02/1948	Effective	2009
Eduardo Grande Bittencourt	03/03/1938	Alternate	2005
Domingos Matias Urroz Lopes	11/26/1937	Alternate	2005
Kurt Lowenhaupt (1)	09/29/1950	Alternate	2010

(1) Selsson Kussler was replaced by Kurt Lowenhaupt as alternate chosen by the preferred shareholders in the shareholders meeting dated April 28, 2010.

The Board has determined that Egon Handel is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Handel is the founder and partner of Handel, Bittencourt & Cia. - Independent Accounting and Auditing Firm from 1979 until 2008. He was also Manager and responsible for the opening and the operation of the branch in Porto Alegre of Treuhand Auditores Associados Ltda., associated of Touche Ross & Co., and Robert Dreyfuss & Cia. (currently KPMG), from 1970 to 1972. Mr. Handel had faculty experience as Accounting and Auditing Professor at the Universidade Federal do Rio Grande do Sul (UFRGS), in the Undergraduate and Graduate Courses, from 1966 to 1992. Presently, Mr. Handel holds the position of Member of the Board of Auditors, of Gerdau S.A. (acting as Audit Committee) and at the Conselho Fiscal of Marcopolo S.A. and is an Independent Board Member of Lojas Renner S.A. Mr. Handel holds a B.S. in Accounting from UFRGS (1965) and a Master’s Degree in Business Administration, major in Accounting, from Michigan State University (1969). Mr. Schröder holds a bachelor degree in Accounting and worked as Financial Officer and Manufacturing Officer for large companies in Brazil. Mrs. Costa holds degree in Engineering and a MBA in Corporate Governance from the University of São Paulo (USP), and worked as manager and regional superintendent of Banco do Brasil S.A.

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2007	22,016	19,151	41,167
2008	23,497	22,720	46,217
2009	20,601	17,560	38,161

Outsourced*	Brazil	Overseas	Total
2007	12,622	1,890	14,512
2008	9,419	2,639	12,058
2009	6,796	3,010	9,806

* Outsourced correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

As of December 31, 2009, the Company employed 38,161 at its industrial units excluding joint ventures. 54% of this total is based in Brazil and the remainder in South America, North America and Europe, which have 5,659, 9,205 and 2,696 employees, respectively. The number of employees grew during 2008 mainly due to the incorporation of employees of Mac Steel, acquired during 2008 in United States. During 2009 the number of employees decreased due to the global crisis initiated in 2008.

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

Gerdau has been and continues to be proactive in establishing and maintaining a climate of good employee relations. Ongoing initiatives include organizational development skills training, team-building programs, opportunities for participation in employee involvement teams, and an open book system of management. Gerdau believes that a high level of employee involvement is a key factor in the success of its operations. Compensation programs are designed to meet employee’s financial interests with those of Gerdau shareholders.

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of April 30, 2010.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	1,394	0.00	275,438	0.03
Frederico C. Gerdau Johannpeter	9,470	0.00	9,860,956	1.05
Germano H. Gerdau Johannpeter	3,716	0.00	10,273,402	1.10
Klaus Gerdau Johannpeter	3,840	0.00	9,784,866	1.05
Affonso Celso Pastore	—	0.00	6,238	0.00
Oscar de Paula Bernardes Neto	—	0.00	80,488	0.01
André Pinheiro de Lara Resende	—	0.00	80,081	0.01
Manoel Vitor de Mendonça Filho	—	0.00	42,426	0.00
André Bier Johannpeter	34,798	0.01	268,288	0.03
Claudio Johannpeter	33,864	0.01	427,355	0.05
Osvaldo B. Schirmer	—	0.00	—	0.00
Paulo F. B. Vasconcellos	36	0.00	47,300	0.01
Mário Longhi Filho	—	0.00	—	0.00
Expedito Luz	—	0.00	—	0.00
Alfredo Huallem	—	0.00	350	0.00
TOTAL	87,118	0.02	31,147,188	3.33

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of April 30, 2010, Gerdau S.A. had 494,888,956 common shares and 924,577,240 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of April 30, 2010, regarding (i) any person known to the Company as the owner of more than 5% of the Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of the Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	378,218,185	76.16	271,353,662	29.03
BNDES Participações S.A. — BNDESPAR *	35,917,222	7.23	14,162,154	1.52
Members of the board of directors and executive officers as a group (16 members)	87,118	0.02	31,147,188	3.33

* BNDES Participações S.A. — BNDESPAR has a conversion option of 131,280 debentures issued by Metalúrgica Gerdau convertible into 1 to 200 preferred shares of Gerdau S.A. with maturity of 5 years from June, 2008 with the possibility to be converted any time during this period. Additionally BNDES Participação S.A. — BNDESPAR has a put option of  34,309,522 common shares of Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 76.16% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

B. RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations, (iii) the administration of the Company’s investment funds by a related party bank and (iv) the payment of guarantees and royalties to some controlling companies. See Note 19 — Related Party Transactions for further information.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company. In 2009, the average debt guaranteed by the related party amounted to R$ 2.3 billion.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2009.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 18 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2009 and 2008 (in thousand of reais):

Claims

	Reserve for Contingencies		Judicial Deposits
	2009	2008	2009	2008

Tax	295,650	329,319	297,332	227,484
Labor	141,507	124,479	26,167	27,984
Other	10,014	13,278	1,179	3,152

Tax Provisions

Part of the provisions correspond to tax matters. The most significant provision of contingencies are related to:

· R$ 55.4 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

· R$ 53.3 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ), mostly concerning the constitutionality and basis of calculation of the contribution.

· R$ 35.7 million in Contributions allegedly due to the Social Security authorities, which are being challenged in tax foreclosure proceedings and suits for annulment pending before the Federal Courts.

· R$ 34.0 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as R$ 21.9 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the reserve for contingency, will be released, as the amount in dispute, covered by deposits in court, will be fully paid. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

· R$ 79 million related to lawsuits filed by the Company and its subsidiaries in order to discuss the exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS), as the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) should not be deemed as a Company revenue.

· R$ 15.5 million related to other taxes, which are in dispute and for which the Company has set up a provision.

There are other contingent tax liabilities, for which the probability of losses are not probable and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

· The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits arising mainly from the sales of products to commercial exporters. The total amount of the lawsuits is R$ 54.8 million. The Company did not set aside a reserve for contingencies, since products for export are exempted from Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) and no tax is payable.

· The Company is a defendant in tax foreclosures, which are claiming Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits on the export of semi-finished manufactured products. The amount involved is R$ 37.5 million. Gerdau has not set aside a reserve for contingency for the lawsuits, as the products do not fit in the definition of semi-finished manufactured products as defined by federal complementary law and, therefore, are not subject to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS).

· The Company and its subsidiaries, Gerdau Aços Longos .S.A and Gerdau Comercial de Aços S.A., are part in other Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 167.2 million. No reserve for contingency was set aside for these claims, as the probability of loss is not probable.

· The Company and its subsidiary, Gerdau Açominas S.A. and Gerdau Aços Longos S.A., are part in  discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 36.6 million.

· The Company entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS), brought in by Law 11.941/2009, which allowed the Company to pay fiscal debts in installments. The remaining balance of Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS), in which the Company has entered in 2000, will now be discharged in this Program

Management believes the realization of certain contingent assets is probable. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

· Among them is a court-ordered debt security issued in 1999 for the benefit of the Company by the state of Rio de Janeiro in the amount of R$ 92.6 million, arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the state of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-ordered debt not related to alimentary rights, the Company understands realization of this credit in 2009 or in the following years is only possible.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2009 of R$ 141.5 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2009, totaling R$ 26.2 million.

Other Provisions

The Company is also defending civil proceedings, other provisions arising from the normal course of its operations, which provisions for these claims amount to R$ 10.0 million. Judicial deposits related to these provisions, at December 31, 2009, amount to R$ 1.2 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised of:

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

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of the CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (R$ 245.1 million). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after it was contested by CADE.

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

Insurance Dispute

A civil lawsuit was filed by Sul América Cia. Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and a third party for the payment of R$ 34.4 million that were deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer alleges uncertainty as to whom payment should be made and claims that the Company improperly refuses to receive and settle the matter. In its defense, Gerdau Açominas has challenged the arguments raised by the insurer and evidenced the insufficiency of the deposited funds. Said amount was withdrawn by Gerdau Açominas in December 2004, and the suit is still pending in order to determine the amount effectively due.

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

Dividend Distribution Policy

Brazilian Corporate Law generally requires the by-laws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. The law requires a minimum payout of 25% of adjusted net income. Under the Company’s bylaws, this percentage has been fixed at no less than 30% of the adjusted net income (according the section 19 of the Company’s articles of association) for distribution for each fiscal year.

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2009, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$200.2 million ($114.9 million, using the year-end exchange rate) or 1.4% of total paid-in capital of R$14,184.8 million ($8,146.6 million, using the year-end exchange rate).

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

Under the amendments to the Brazilian Corporate Law, by extending the tag along rights to minority shareholders, the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company’s bylaws to provide for the tag-along rights as described above, the Company now pays the stated minimum dividend of 30% of adjusted net profit (according the section 19 of the Company’s articles of association)  to all shareholders, from January 1, 2002 dividends paid to preferred shareholders no longer being subject to a minimum 10% premium over those paid to holders of common shares.

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

Interest on Capital Stock

Law 9,249 of December 1995, provides that a company may, at its sole discretion, pay interest on capital stock in addition to, or instead of, dividends. A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit of an amount computed as the TJLP (Long-Term Interest Rate) rate of return on its interest on capital stock or 50% of the net income (according BR GAAP) for the fiscal year, whichever is the lower. The payment of interest as described here is subject to a 15% withholding income tax. See Item 10. Additional Information  — Taxation.

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

B. SIGNIFICANT CHANGES

Board of Directors and Officers -  Since April 28, 2010, Márcio Pinto Ramos is no longer an Officer.

Recent Developments

The Company announced on June 2, 2010 that it has delivered to the Board of Directors of Gerdau Ameristeel a proposal to acquire all of the shares of Gerdau Ameristeel Corporation that it does not already own for US$ 11.00 cash per share. This proposal values Gerdau Ameristeel’s minority held shares at approximately US$ 1.6 billion. The Company already owns 66.3% of the outstanding shares of Gerdau Ameristeel and intends to fund the acquisition and related expenses through its existing cash resources and committed financing. The Gerdau Ameristeel Board of Directors has established a Special Committee of independent directors to, among other things, supervise the preparation of a formal valuation and oversee the finalization of a definitive agreement in connection with the proposal. The Special Committee has retained RBC Capital Markets (“RBC”) as its independent valuator for the purpose of providing a valuation in accordance with applicable regulatory requirements. RBC has delivered its valuation to the Special Committee, which concludes that the value of the common shares of Gerdau Ameristeel is in the range of US$ 11.00 to US$ 13.00 per share. RBC has also delivered its opinion that the consideration under the proposal of US$ 11.00 per share is fair from a financial point of view to the shareholders of Gerdau Ameristeel, other than the Company and its related parties. The price of US$ 11.00 per share represents a premium of 53.4% to the closing share price of Gerdau Ameristeel on the NYSE on June 1, 2010 and a premium of 45.9% to the 30-day volume weighted average price of the shares on the NYSE. The Board of Directors of Gerdau Ameristeel – having considered, among other things, the unanimous recommendation of the Special Committee – has unanimously determined (the representatives of the Company on the Board of Directors of Gerdau Ameristeel having abstained from voting) that it would support a transaction at the price contemplated by the proposal, subject to finalization of definitive documentation for the transaction. Once Gerdau Ameristeel is wholly-owned by the Company, the combined business would be expected to benefit from additional business development opportunities in the context of the Company’s global strategy. As a wholly-owned subsidiary of the Company, Gerdau Ameristeel would be expected to realize global synergies and enjoy a lower cost of funding as a result of the Company’s stronger credit ratings.

It is contemplated that the transaction would be implemented pursuant to a plan of arrangement and that, subject to completion of definitive documentation for the transaction, a management information circular would be prepared and mailed for a special meeting of Gerdau Ameristeel shareholders that would be held early in the third quarter of 2010. The Board of Directors of Gerdau Ameristeel has established June 18, 2010 as the record date for determining shareholders entitled to vote at the special meeting. The information circular to be sent to shareholders would include full details of the terms of the transaction, the recommendation to shareholders by the Board of Directors of Gerdau Ameristeel and the Special Committee, as well as a formal valuation report on the shares of Gerdau Ameristeel and fairness opinion repared by RBC Capital Markets, the independent valuator retained by the Special Committee. The transaction will be subject to usual conditions for a plan of arrangement including the approval of a majority of Gerdau Ameristeel shareholders represented in person or by proxy at the special meeting of shareholders, other than the Company and its related parties

ITEM 9.          THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

On April, 2008 Gerdau S.A. concluded a public offering of 48.1 million shares. Additionally, 4.1 million shares were issued by the Company to satisfy the underwriters’ Greenshoe option. The price defined in bookbuilding was R$ 60.30 per share and for Gerdau S.A. The funds resulting from the capital increase of Gerdau S.A., amounted to R$ 2,885.1 million related to the public offering, with the purpose of improving the capital structure in the Company, as well as the payment of acquisitions.

Price Information

Preferred Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred stock (GGBR4) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period.

Additionally the Company has common shares listed at BOVESPA (GGBR3).

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2005	11.73	6.18	5.05	2.55
2006	16.80	11.64	8.12	4.98
2007	26.00	15.03	14.93	7.03
2008	40.61	10.36	24.90	4.52
2009	29.89	11.12	17.42	4.73

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2008
1Q	27.56	20.11	16.53	10.98
2Q	40.61	27.40	24.90	15.72
3Q	37.22	19.65	23.15	10.26
4Q	20.39	10.36	10.60	4.52
2009
1Q	18.59	11.12	8.16	4.73
2Q	22.23	13.32	11.38	5.83
3Q	24.52	18.36	13.60	9.31
4Q	29.89	22.94	17.42	12.87
2010
1Q	30.30	24.30	17.49	12.99

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2009
January	18.59	14.87	8.16	6.44
February	17.14	12.52	7.60	5.28
March	13.60	11.12	6.07	4.73
April	15.58	13.32	7.17	5.83
May	20.46	16.73	10.39	7.95
June	22.23	18.91	11.38	9.41
July	21.99	18.36	11.67	9.31
August	22.84	21.25	12.41	11.48
September	24.52	21.09	13.60	11.18
October	29.65	22.94	17.42	12.87
November	28.35	26.41	16.46	15.13
December	29.89	27.60	16.97	15.47
2010
January	30.30	25.34	17.49	13.44
February	26.60	24.30	14.66	12.99
March	28.90	26.40	16.25	14.62
April	31.70	28.45	17.83	16.23

Source: Bloomberg

In the above tables, the stock prices have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one for two shares held, approved in March 2005; (b) a stock dividend of one share for two shares held, approved in March 2006; and (c) a stock dividend of one share for one shares held, approved in June 2008.

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2005	5.02	2.57
2006	8.18	5.20
2007	14.88	7.05
2008	24.85	4.16
2009	17.33	4.69

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2008
1Q	16.52	11.62
2Q	24.85	15.68
3Q	23.24	9.86
4Q	10.65	4.16
2009
1Q	8.13	4.69
2Q	11.57	5.85
3Q	13.82	9.35
4Q	17.33	12.73
2010
1Q	17.78	12.99

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2009
January	8.13	6.31
February	7.68	4.91
March	6.05	4.69
April	7.06	5.85
May	10.33	7.43
June	11.57	9.29
July	11.68	9.35
August	12.48	11.60
September	13.82	11.24
October	17.33	12.73
November	16.83	14.98
December	17.29	15.89
2010
January	17.78	13.45
February	14.75	12.99
March	16.30	14.65
April	17.95	16.31

Source: Bloomberg

The above tables show the lowest and highest market prices for Gerdau stock since 2005. The stock prices have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one for two shares held, approved in March 2005; (b) a stock dividend of one share for two shares held, approved in March 2006; and (c) a stock dividend of one share for each share held, approved in June 2008.

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

In order to better control volatility, the BOVESPA adopts a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session. If any circuit breaker takes place during the day, trading sessions thereafter may be suspended by a period of time to be determined as per BOVESPA’s own discretion whenever the index of the BOVESPA falls below the limit of 20% in relation to the index registered in the trading session of the day before.

Since March 17, 2003, market making activities have been allowed on the BOVESPA. The CVM (Comissão de Valores Mobiliários) and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading of securities listed on the BOVESPA may be effected off the stock exchange market under certain circumstances, although such trading is very limited.

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

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM (Comissão de Valores Mobiliários), which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (Law N. 6,385 of December 7, 1976, as amended) and the Brazilian Corporate Law (Law N. 6,404 of December 15, 1976, as amended).

Law 11,638, of December 28, 2007, and Law N. 11,941, of May 27, 2009 (which resulted from the conversion into law of Provisional Decree (MP) N. 449, of December 3, 2008), amended a number of provisions of Law N. 6,385/76 and Law N. 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The new changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

Under the Brazilian Corporate Law, a company is either publicly held, such as Gerdau S.A., or closely held. All publicly held companies must apply for registration with the CVM and are subject to ongoing reporting requirements. A publicly held company may have its securities traded either on the BOVESPA or on the Brazilian over-the-counter markets (Brazilian OTC). The shares of a publicly held company, including Gerdau S.A., may also be traded privately subject to certain limitations established in CVM regulations.

CVM has recently issued Instruction N. 480, of December 7, 2009, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. The referred CVM Instruction N. 480/09 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to present annually to CVM a Reference Form (formulário de referência) containing all of the company’s relevant information and to update the information contained therein as soon as any relevant changes occur.

In addition to such reporting requirements, the occurrence of certain events also requires disclosure of information to the CVM, the BOVESPA, or even the public. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a publicly held company, (ii) the sale of shares representing the transfer of control of a publicly held company and (iii) the occurrence of a material event to the corporation. On March 5, 2002, the CVM issued Instruction N. 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a public held company.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law N. 4,131/62 and CMN (Conselho Monetário Nacional) Resolution N. 3,844/10 or as a portfolio investment under CMN Resolution N. 2,689/00 and CVM Instruction N. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction N. 1,005, of February 08, 2010, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

Law N. 4,131/62 and CMN Resolution N. 3,844/10 provide that, after a foreign direct investment is made, an application for its registration with the Central Bank must be submitted by the investee and the non-resident investor, through its independent representatives in Brazil, within 30 days. The registration of the foreign direct investment with the Central Bank allows the foreign investor to remit abroad resources classifiable as capital return, resulting either from: (i) the transfer of corporate interests to Brazilian residents, (ii) capital reduction, or (iii) the liquidation of a company, as well as funds classified as dividends, profits or interest on shareholders’ equity. Foreign investors with foreign direct investments may also divest those investments through private transactions or transactions conducted through the stock exchange or the over-the-counter market. See “Taxation — Brazilian Tax Considerations” for information regarding the taxation of such transactions.

There are no restrictions on ownership of the Company’s shares by individuals or legal entities domiciled outside Brazil. With certain limited exceptions, under CMN Resolution N. 2,689/00 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized over-the counter markets. Investments and remittances outside of Brazil of gains, dividends, profits or other payments for common and preferred shares are made through the exchange market. See “Exchange Controls” for further information regarding non-Brazilian holders who qualify under CMN Resolution N. 2,689/00.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution N. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2009, 1.9 billion ADRs were traded, a figure 5.8% higher than in 2008, representing a trading volume of $19.4 billion, equivalent to a daily average of $77.1 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2009, a total of 918 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 74.3% lower than in 2008, representing a trading volume of €7.2 million, equivalent to a daily average of €28.0 thousand

ITEM 10.               ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required for this item was included in the Registration Statement in Form 20-F filed on June 30, 2005 (Commission file number 1-14878). The last change to the by-law was executed on April 30, 2009 and was related to the addition of the expression “reserve for tax incentives” in section 19, §4º, (ii).

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

Bond 2020 - On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding balance of this facility was US$ 1.25 billion (R$ 2,176 million as of December 31, 2009).

Bond 2017 - On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding balance of this facility was US$ 1.5 billion (R$ 2,612 million as of December 31, 2009).

Perpetual Bonds - On September 9, 2005, Gerdau S.A. concluded the issue of bonds in the amount of US$ 600 million and no final maturity. The Company has the option to redeem the bonds starting September 9, 2010. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding balance of this facility was US$ 600 million (R$ 1,045 million as of December 31, 2009).

Term Loan Facility - On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing in the amount of US$ 2.75 billion and final maturity on September 14, 2013. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On December 31, 2009 the outstanding balance of this facility was US$ 1.7 billion (R$ 2.9 billion as of December 31, 2009).

Senior Secured Credit Facility - The North American subsidiaries have a US$ 650 million (R$ 1,132 million as of December 31, 2009) line of credit that expires in December 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2009.

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed per aval by Metalúrgica Gerdau S.A.. On December 31, 2009 the credit line was not in use by the Company.

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

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. Furthermore, the Company guaranteed to pay to Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2009, such potential obligation totaled R$ 449,599 (R$ 553,296 as of December 31, 2008).

On December 19, 2008 the subsidiary Gerdau Hungria Holdings indirectly acquired an additional 20% interest in Corporación Sidenor, S.A.. The total amount paid by Gerdau Hungria Holdings was approximately $ 288.0 million (R$ 674.0 million in the acquisition date), drawing on its own funds. As a result of this acquisition, Gerdau Hungria Holdings directly and indirectly holds 60% of Corporación Sidenor’s capital, and Grupo Santander, with which Grupo Gerdau will continue to share control, holding the remaining 40%.

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the BOVESPA. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of CMN Resolution N. 1,289/87 (“Annex IV Regulations”). Currently, this mechanism is regulated by CMN Resolution N. 2,689/00.

CMN Resolution N. 2,689/00, which took effect on March 31, 2000, establishes rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial asset and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

Pursuant to CMN Resolution N. 2,689/00, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. CMN Resolution N. 2,689/00 prohibits the offshore transfer or assignment of title to the securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor or (ii) inheritance.

Pursuant to CMN Resolution N. 2,689/00, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; (iv) appoint an authorized custodian in Brazil for its investment and (v) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to CMN Resolution N. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out on exchanges or organized over-the-counter markets licensed by the CVM. All investments made by a foreign investor under CMN Resolution N. 2,689/00 will be subject to electronic registration with the Central Bank.

CMN Resolution N. 1,927/92 of the National Monetary Council, which is the Amended and Restated Annex V to CMN Resolution N. 1,289/87 (“Annex V Regulations”), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADRs have been approved under the Annex V Regulations by the Central Bank and the CVM, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be subject to a more favorable tax treatment. According to CMN Resolution N. 2,689/00, foreign investments registered under Annex V Regulations may be transferred to the new investment system created by CMN Resolution N. 2,689/00 and vice versa, with due regard to the conditions set forth by the Central Bank and by the CVM.

A foreign investment registration has been made in the name of The Bank of New York Mellon, as Depositary for the Preferred ADRs (“Depositary”), and is maintained by Banco Itaú S.A. (“Custodian”) on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. Subject to the provisions set forth in Annex V Regulations, holders of preferred ADRs may exchange such ADRs for the underlying Preferred Shares. In this event, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADRs will be the U.S. dollar equivalent to (i) the average price of the Preferred Shares on the BOVESPA on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Foreign Exchange rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Thereafter, unless the Preferred Shares are held pursuant to CMN Resolution No. 2,689/00 or to Law N. 4,131/62 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

Restrictions on the remittance of foreign capital overseas could hinder or prevent the Custodian, as custodian for the Preferred Shares represented by Preferred ADRs, or holders who have exchanged Preferred ADRs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of Preferred ADRs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Preferred ADRs.

Exchange Rates

Before March 2005, there were two legal foreign exchange markets in Brazil, the commercial market and the floating market. The difference between these two markets was the type of transaction that could be performed through each market.

On March 4, 2005, through CMN Resolution N. 3,265 (revoked and replaced by CMN Resolution N. 3,568, of May 29, 2008), CMN introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties.

The Company will make any cash dividends or interest on capital and make any other cash distributions with respect to  the Preferred Shares in reais and consequently exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of Preferred ADRs on conversion by the Depositary. Fluctuations in the U.S. dollar/real exchange rate may also affect the U.S. dollar equivalent of the Preferred Share price in reais on the Brazilian stock exchanges.

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

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the ownership and disposal of Preferred shares or Preferred ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, that has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). The following discussion does not specifically address every Brazilian tax consideration applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in this kind of security.

Taxation of Dividends

Dividends paid with respect to income earned since January 1, 1996, including dividends paid in kind (i) to the Depositary in respect of the Preferred Shares underlying the Preferred ADRs or (ii) to a non-Brazilian holder in respect of Preferred Shares, are not subject to any withholding tax in Brazil.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposal of Preferred ADRs to another non-Brazilian holder are not subject to Brazilian tax, subject to the uncertainties arising from Provisional Measure 135, of October 30, 2003, converted into Law 10,833 of December 29, 2003. Pursuant to Law 10,833/03, gains realized on the disposal of any assets located in Brazil, by residents or nonresidents of Brazil, inside or outside Brazil, are subject to Brazilian income tax, which is to be paid by the relevant purchaser or, in case of a non-Brazilian purchaser, by its legal representative in Brazil. The above-mentioned provision would appear to simply transfer the obligation for payment of the tax from the seller to the purchaser (or its legal representative). However, in practice, before the above-mentioned provision, gains realized on sales of Brazilian assets that occurred abroad between two non-Brazilian residents were not subject to tax by the Brazilian tax authorities. Based on this referred provision, the Brazilian tax authorities may claim that transactions between nonresidents involving sales of Preferred ADRs are subject to income tax in Brazil, but there are good grounds to argue that Preferred ADRs are not subject to such taxation because they do not fall within the concept of assets located in Brazil.

The withdrawal of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under CMN Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described in section “Exchange Controls”. When Preferred Shares are registered under CMN Resolution No. 2,689, a non-Brazilian holder cannot transfer or assign them abroad. The deposit of Preferred Shares in exchange for Preferred ADRs is not subject to Brazilian tax provided that the Preferred Shares are registered by the investor or its agent under CMN Resolution No. 2,689. In the event of the Preferred Shares not being so registered, the deposit of Preferred Shares in exchange for Preferred ADRs may be subject to Brazilian income tax at the rate of 15%. As a general rule, non-Brazilian holders are subject to a withholding income tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur off the BOVESPA. In the case of non-Brazilian holders that are residents of a country or location that under Brazilian law is deemed to offer “favorable taxation” (i.e., a country or location that does not impose income tax or imposes income tax at a rate lower than 20%, or that does not allow access to information regarding the shareholding composition of legal entities, their ownership or the identification of the beneficial owner of income attributable to nonresidents), such gains on transactions off the BOVESPA are taxed at a rate of 25%.

Non-Brazilian holders are subject to income tax at the rate of 15% on gains realized on sales in Brazil of Preferred Shares that occur on the BOVESPA, unless (i) such gains are obtained in “day trade” transactions, in which case they are subject to income tax at the rate of 20%, or (ii) such gains are obtained by  non-Brazilian holders that have registered their investment in Brazil under CMN Resolution No. 2,689, in which case they are exempt from  income tax in Brazil — except if the investor is resident in a country that does not impose income tax or imposes income tax at a rate lower than 20%, in which case the gains are taxed at the rates of 15% or 20%, above. For transactions carried out on the BOVESPA or on the Brazilian over-the-counter markets with a broker intermediation, not including “day trade” transactions or transactions exempt from taxation under the terms above (i.e. CMN Resolution No. 2,689 investments), a withholding income tax of 0.005% is also levied over the sale amount of the transactions, but such tax can be offset with the income tax due (i.e. at the rate of 15%) over the gains realized by the non-Brazilian holder in the current or subsequent months.

There can be no assurance that the current tax treatment under CMN Resolution No. 2,689 for non-Brazilian holders of Preferred Shares will be maintained in the future.

The ‘gain realized’ as a result of a transaction on the BOVESPA is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The ‘gain realized’ as a result of a transaction that occurs off the BOVESPA is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the Preferred Shares, with both values to be accounted for in reais. There are grounds, however, for maintaining that the gain realized’ should be calculated on the basis of the foreign currency amount registered with the Central Bank. Any exercise of preemptive rights relating to Preferred Shares will not be subject to Brazilian taxation. Gains realized on the sale or assignment of preemptive rights relating to Preferred Shares are subject to income tax in Brazil under the same rules applicable to the sale or assignment of Preferred Shares, as described above.

Interest on Capital Stock

Distribution of interest on capital stock with regard to the Preferred Shares as an alternative form of payment to shareholders that are either Brazilian residents or non-Brazilian residents, including holders of ADRs, are subject to Brazilian withholding tax at the rate of 15%. In the case of non-Brazilian residents that are residents of a country or location that under Brazilian law is deemed to offer “favorable taxation” (i.e., a country or location that does not impose income tax or imposes income tax at a rate lower than 20%, or that does not allow access to information regarding the shareholding composition of legal entities, their ownership or the identification of the beneficial owner of income attributable to nonresidents), the income tax rate is 25%. Currently, such payments are tax deductible by the Company in determining social welfare contributions and income tax (See Item 8.A. Financial Information — Interest on Capital Stock).

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Preferred Shares or Preferred ADRs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or Preferred ADRs. Until December 31, 2007, fund transfers in connection with financial transactions carried on in Brazil were subject to a temporary tax (“CPMF tax”). Pursuant to Law 9,311, of October 24, 1996, and Constitutional Amendment 42, of December 19, 2003, such CPMF tax was levied at a rate of 0.38%. However, as the term of the CPMF tax was set to expire on December 31, 2007, and Congress decided not to postpone such term, financial transactions carried on as of January 1, 2008, are no longer subject to the CPMF tax.

A financial transaction tax (“IOF tax”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency. IOF tax in such case is applied on the Brazilian currency amount of the foreign exchange transaction, and shall be collected by the financial institution that carries out the transaction. Currently (effective as of October 20, 2009), IOF tax is levied at the rate of 2% with regard to foreign exchange transactions carried out in connection with the inflow of funds for investments in the Brazilian financial and capital markets, in financial assets and securities such as the Preferred Shares; on the other hand, the foreign exchange transactions carried out in connection with the outflow of funds invested by foreign investors in the Brazilian financial and capital markets benefit from a 0% IOF rate (as provided by Decree 6,983, of October 19, 2009, which amended Decree 6,306/07). Such 0% rate applies not only as regards the outflow of funds in connection with the disposition of the relevant security, but also as regards the outflow of funds in connection with the payment of dividends and/or interest on capital stock by Brazilian entities to its foreign investors. The Minister of Finance has the legal power to modify the rate of the IOF tax levied on foreign exchange transactions and can further increase the rate of such tax to a maximum of 25%, but any additional modification will be applicable only on a prospective basis.

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

Registered Capital

The amount of an investment in Preferred Shares held by a non-Brazilian holder registered with the CVM under CMN Resolution No. 2,689, or in ADRs held by the Depositary representing such holder, as the case may be, is eligible for registration with the Central Bank. For further information regarding such registration see “Exchange Controls”.

United States Tax Considerations

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADRs by a U.S. holder (as defined below) holding such shares or ADRs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters. This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADR, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Preferred Shares or Preferred ADRs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules. As used herein, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a state thereof or the District of Columbia, or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of Preferred Shares or Preferred ADRs.

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

Taxation of Distributions

U.S. holders: In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on a Preferred ADR will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on a Preferred ADR generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt. Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2008 or 2009 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year. The U.S. Treasury Department has announced its intention to promulgate detailed rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those detailed procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax for qualified dividends. U.S. holders of Preferred ADRs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADRs are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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

Taxation of Capital Gains

U.S. holders: Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADR has been held for more than one year. In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual may be higher. The deductibility of capital losses is subject to limitations. Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian income tax withheld on a sale of a Preferred Share. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. holders: A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2008 or 2009 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year). If the Preferred ADRs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, the U.S. holder’s holding period) that would otherwise be taxed as capital gains or dividends, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADR would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

Gerdau is exposed to various market risks, mainly variations in exchange rates and interest rate volatility. The company enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations in interest rates and in the exchange rates.. Gerdau has established policies and procedures for risk assessment and the approval, reporting and monitoring of its derivative financial activities. Gerdau does not carry out leveraged operations involving derivative instruments. The use of derivatives is limited to managing the foreign-exchange exposure of the cash flow generated by the Company’s operations, as well as interest rate swaps.

Foreign Exchange Risk

Gerdau is exposed to fluctuations in the exchange rate of several different currencies movements since substantially all of its revenues generated outside its subsidiaries in the United States, are in the local currency of the respective subsidiaries, mainly in Brazilian reais, while a significant portion of its debt is denominated in or indexed to U.S. dollar. The table below provides information about Gerdau’s significant exchange rate risk sensitive instruments on December 31, 2009.

The Company’s estimate of the fair value of its financial instruments, including long-term debt, approximates to their recognized book value.

Financial instruments indexed to the U.S. dollar excluding North American subsidiaries and foreign subsidiaries with dollar as the functional currency

R$ thousand	2010	2011	2012	2013	2014	Maturity After 2014	TOTAL

Financing for machinery and others
Outstanding amount	87,096	68,110	453,321	129,926	140,048	223,253	1,101,755
Weighted average interest rate							FX+5,0%
Fair value (total)							1,101,755
Pre-export advances
Outstanding amount	87,833	51,294	44,966	28,978	—	—	213,070
Weighted average interest rate							FX+5,5%
Fair value (total)							213,070
Guaranteed Senior Perpetual Bonds
Outstanding amount	2,060	—	—	—	—	1,044,720	1,046,780
Average interest rate							FX+10,1%
Fair value (total)							1,071,380
Financing for investments
Outstanding amount	36,819	—	—	—	—	2,611,800	2,648,619
Weighted average interest rate							FX+7,3%
Fair value (total)							2,831,374
Working capital
Outstanding amount	77,990	71,327	194,244	98,001	79,201	32,648	553,410
Weighted average interest rate							FX+5,8%
Fair value (total)							553,410
Total debt of subsidiaries outside United States indexed to U.S. dollars	291,798	190,731	692,530	256,904	219,249	3,912,421	5,563,634

FX: Indicates that since the debt is denominated in a currency different from the functional currency of the subsidiary, a foreign exchange gain or loss will be recognized in the income statement resulting from the fluctuation of the exchange rate between the U.S. dollar (the currency on which the debt is denominated) and the respective local currency.

Interest rate risk

This risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

From time to time, the Company has entered into interest rate swaps in order to reduce interest rate risk and interest expense. The Company makes only limited use of derivative instruments and only for non-speculative purposes, in order to manage well-defined interest rate risks arising during the normal course of its business.

The Company has a gross debt of R$ 14.521 billion (US$ 8.340 billion) (denominated in diverse currencies and including debentures), outstanding as of December 31, 2009. Of this total, R$ 7.108 billion (US$ 4.082 billion) is floating-rate debt. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would be expected to increase or decrease by approximately R$ 71.1 million (US$ 40.8 million).

The remaining R$ 7.413 billion (US$ 4.257 billion) is fixed-rate debt. Assuming a hypothetical 1% increase or decrease in interest rates, the fair value of this fixed-rate debt would be expected to increase or decrease by approximately R$ 74.1 million (US$ 42.6 million). Fair market values are based upon market prices of current borrowings rates for loans with similar maturities.

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

Price risk of commodities

This risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

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

Capital management risk

This risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Shareholders’ Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders’ Equity Ratio. The Total Debt is composed of loans and financing (see Note 14 — Consolidated Financial Statements) and debentures (see Note 15 - Consolidated Financial Statements). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

Liquidity risk

The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2009 the depositary reimbursed the Company in the amount of U.S. $658,771.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

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

Gerdau S.A. has a Disclosure Committee composed of the Chief Executive Officer, Andre Bier Gerdau Johannpeter, the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Burgos Schirmer, the Executive Vice President, Legal and Compliance, Expedito Luz, the Accounting Director, Geraldo Toffanello, the Financial Director, Harley Scardoelli and the Corporate Comunication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

No changes in the Company’s internal controls over financial reporting occurred during the period covered by this report that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

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

Management assessed the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, Management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

April 26, 2010

ITEM 16.              [RESERVED]

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Egon Handel, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.           CODE OF ETHICS

Gerdau S.A. has adopted a Code of Ethics, termed “Gerdau Ethical Guidelines”, which consolidates the ethical values and expected behaviors underlying the Company’s activities. “Gerdau Ethical Guidelines” is a document applicable to all Group employees in Latin America and Europe, independent of their position. The provisions of the document are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions. The subsidiary Sidenor (Spain) has its own Code of Ethics, which is compatible with Gerdau´s guidelines.

The Company’s (66.3% owned) subsidiary, Gerdau Ameristeel Corporation has also its own “Code of Ethics and Business Conduct”, which is compatible with Gerdau’s guidelines as well. Both documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

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

Gerdau Ameristeel’s Code of Ethics and Business Conduct covers the following issues: Business Conduct and Compliance with Laws (Safety and Health; Equal Employment; Discriminatory Harassment; Sexual Harassment; Environmental; Antitrust; Campaign and Election Law Matters; Improper Payments and Foreign Governmental Contracts; Delegation of Authorities and Insider Trading; Conflicts of Interest; Corporate Opportunities; Accuracy of Records and Information Reporting; Confidentiality; Fair Dealing; Protection and Proper Use of Company Assets).

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report  (in thousands of  Brazilian Reais) which were Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2009 and December 31, 2008:

	2009	2008
Audit fees	10,056	14,234
Audit-related fees	1,069	1,307
All other fees	165	616
Total	11,290	16,157

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

Other fees are related to services provided to subsidiaries in Europe (relating to tax compliance) and to subsidiaries in North America (tax services).

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

The Board of Director’s authorization remained in force for 30 days from the above date of its approval, ending on February 6, 2008. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following brokers:

·      Bradesco S.A. Corretora de Títulos e Valores Mobiliários

·      Itaú Corretora de Valores S.A.

·      Unibanco Investshop Corretora de Valores Mobiliários S.A.

Purchases by the Issuer of Equity Securities

(Shares and prices have been retroactively adjusted for all periods below to reflect a one bonus share for each one preferred shares held, approved in April 2008.)

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
January (01/08/2008 – 01/17/2008)	2,000,000	24.85	100%	—
TOTAL	2,000,000	24.85	100%	—

On August 26, 2009, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 500,000 preferred shares, representing approximately 0.08% of outstanding preferred stock, which totaled 622,428,013 preferred shares on July 30, 2009.

The Board of Director’s authorization remained in force for 10 days from the above date of its approval, ending on September 10, 2009. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

·      Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
August (08/26/2009 – 08/31/2009)	168,000	21.94	33.6%	332,000
September (09/01/2009 – 09/10/2009)	332,000	22.24	66.4%	—
TOTAL	500,000	22.14	100%	—

On January 25, 2010, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 1,200,000 preferred shares, representing approximately 0.19% of outstanding preferred stock, which totaled 622,121,522 preferred shares on December 31, 2009.

The Board of Director’s authorization remained in force for 10 days from the above date of its approval, ending on February 3, 2010. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

·      Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
January (01/25/2010 – 01/31/2010)	1,200,000	25.99	100%	—
TOTAL	1,200,000	25.99	100%	—

On February 26, 2010, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 500,000 preferred shares, representing approximately 0.08% of outstanding preferred stock, which totaled 621,230,171 preferred shares on January 31, 2010.

The Board of Director’s authorization remained in force for 5 days from March 1, 2010 to March 5, 2010. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

·      Itaú Corretora de Valores S.A.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
March (03/01/2010 – 03/05/2010)	500,000	26.83	100%	—
TOTAL	500,000	26.83	100%	—

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

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

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors.  While the Company is not required to have such a committee under Brazilian law, it has a Corporate Governance Committee that is composed by a majority of independent directors. The purpose of this Committee is to provide its views to the board in respect of the best practices in Corporate Governance.

Compensation Committee:  Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors. Gerdau is not required to have such a committee under Brazilian practice. It has established a Remuneration and Succession Committee to advise the full Board on employee and executive compensation and recruitment, incentive-compensation plans and related matters, but such committee does not have a separate charter and is composed by a majority of independent directors. Its full Board of Directors otherwise is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

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

ITEM 19.              FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

1.01        Bylaws of Gerdau S.A.

2.02        Corporate Governance Level 1 — BOVESPA *

2.03(a)   Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, and on December 2, 2008, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. **

2.04(a)   Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007, among Gerdau Ameristeel US Inc. and GNA Partners, GP, as borrwers, the Company, Gerdau Ameristeel Corporation, Gerdau Açomias S.A., Gerdau Açominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as guarantors, the Banks as defined there in and JPMorgan Chose Bank, N.A., as administrative Agent and Collateral Agent. ***

2.04(b)   The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.02        Policies of the Stock Option Plan

12.01      Certification of the Chief Executive Officer under Item 15

12.02      Certification of the Chief Financial Officer under Item 15

13.01      Certification pursuant to 18 U.S.C. Section 1350 ****

13.02     Certification pursuant to 18 U.S.C. Section 1350 ****

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

**** This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: June 7, 2010	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and reports of independent registered public accounting firms prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

April 26, 2010

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2009 and 2008

In thousands of Brazilian reais (R$)

	Note	2009	2008
CURRENT ASSETS
Cash and cash equivalents	4	2,091,944	2,026,609
Short-term investments
Held for Trading	5	2,619,418	2,759,486
Available for sale	5	58,296	627,151
Trade accounts receivable - net	6	2,585,709	3,683,933
Inventories	7	5,751,593	10,398,263
Tax credits	8	788,564	857,923
Prepaid expenses		66,761	89,262
Unrealized gains on derivatives	16	5,737	10,035
Other current assets		196,664	322,878
		14,164,686	20,775,540

NON-CURRENT ASSETS
Available for sale securities	5	49,690	77,563
Tax credits	8	484,434	521,441
Deferred income taxes	9	1,347,036	1,766,355
Unrealized gains on derivatives	16	14,297	68,145
Prepaid expenses		99,097	129,368
Judicial deposits	18	324,678	258,620
Other non-current assets		215,251	323,415
Prepaid pension cost	20	516,360	271,447
Investments in associates and jointly-controlled entities	11	1,199,910	1,775,073
Other investments	11	19,635	21,768
Goodwill	12	8,424,341	11,294,102
Other Intangibles	13	992,800	1,712,930
Property, plant and equipment, net	10	16,731,101	20,054,747
		30,418,630	38,274,974

TOTAL ASSETS		44,583,316	59,050,514

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2009 and 2008

In thousands of Brazilian reais (R$)

	Note	2009	2008
CURRENT LIABILITIES
Trade accounts payable		1,705,058	2,855,419
Short-term debt	14	1,356,781	3,788,085
Debentures	15	—	145,034
Taxes payable	17	675,681	517,272
Payroll and related liabilities		354,518	551,941
Dividends payable		365,811	7,820
Unrealized losses on derivatives	16	2,483	69,435
Environmental liabilities	21	9,835	17,759
Other current liabilities		348,354	522,672
		4,818,521	8,475,437

NON-CURRENT LIABILITIES
Long-term debt	14	12,563,155	18,595,002
Debentures	15	600,979	705,715
Deferred income taxes	9	2,273,759	3,060,268
Unrealized losses on derivatives	16	90,377	314,267
Provision for tax, civil and labor liabilities	18	447,171	467,076
Environmental liabilities	21	66,642	74,996
Employee benefits	20	961,300	1,275,985
Put options on minority interest	16-f	518,096	698,321
Other non-current liabilities		238,523	339,869
		17,760,002	25,531,499

EQUITY	22
Capital		14,184,805	14,184,805
Treasury stocks		(124,685)	(122,820)
Legal reserves		200,205	144,062
Stock options		9,018	1,426
Retained earnings		5,795,720	5,099,384
Other reserves		(1,557,590)	859,645
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		18,507,473	20,166,502

NON-CONTROLLING INTERESTS		3,497,320	4,877,076

EQUITY		22,004,793	25,043,578

TOTAL LIABILITIES AND EQUITY		44,583,316	59,050,514

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais (R$)

	Note	2009	2008	2007
NET SALES	24	26,540,050	41,907,845	30,613,528
Cost of sales	29	(22,107,346)	(31,018,946)	(23,133,902)
GROSS PROFIT		4,432,704	10,888,899	7,479,626
Selling expenses	29	(627,816)	(688,640)	(618,938)
General and administrative expenses	29	(1,714,494)	(2,284,857)	(1,884,405)
Impairment of assets	28	(1,222,897)	—	—
Other operating income		190,157	205,676	110,721
Other operating expenses		(101,810)	(116,064)	(282,679)
Equity in earnings of unconsolidated companies		(108,957)	122,808	118,399
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		846,887	8,127,822	4,922,724
Financial income	30	436,236	484,046	810,137
Financial expenses	30	(1,286,368)	(1,620,782)	(1,202,027)
Exchange variations, net	30	1,060,883	(1,035,576)	723,289
Gain and losses on derivatives, net	30	(26,178)	(62,396)	1,170
INCOME BEFORE TAXES		1,031,460	5,893,114	5,255,293
Income and social contribution taxes
Current	9	(303,272)	(1,423,660)	(872,315)
Deferred	9	276,320	475,444	(80,012)

NET INCOME		1,004,508	4,944,898	4,302,966
ATTRIBUTABLE TO:
Owners of the parent		1,121,966	3,940,505	3,549,881
Non-controlling interests		(117,458)	1,004,393	753,085
		1,004,508	4,944,898	4,302,966

Basic earnings per share - preferred and common	23	0.79	2.83	2.68

Diluted earnings per share - preferred and common	23	0.79	2.83	2.66

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais (R$)

		2009		2008		2007
Net income for the year		1,004,508		4,944,898		4,302,966
Other comprehensive income
Net unrealized Gains (Losses) on defined benefit pension plan, gross of tax of R$ 6,565, R$ (265,763) and R$ 37,451, respectively		16,244		(694,623)		97,885
Cumulative translation difference		(4,559,004)		3,470,982		(1,128,864)
Unrealized Gains (Losses) on net investment hedge		893,700		(634,050)		—
Cash flow hedges
Unrealized Gains (Losses), gross of tax of R$ 69,745 and R$ (58,303), respectively	257,537		(213,488)		—
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ (16,188)	(55,729)	201,808	—	(213,488)	—	—
Unrealized Gains (Losses) on available for sale securities, gross of tax of R$ 5,929, R$ (14,454) and R$ 7,490, respectively		17,966		(43,799)		22,697
Income tax relating to components of other comprehensive income		(66,051)		338,520		(44,941)

Total comprehensive income for the year, net of tax		(2,490,829)		7,168,440		3,249,743

Total comprehensive income attributable to:
Owners of the parent		(1,295,269)		5,765,374		2,822,118
Non-controlling interests		(1,195,560)		1,403,066		427,625
		(2,490,829)		7,168,440		3,249,743

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2009, 2008 and 2007

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
						Other reserves
							Gains and	Gains and losses
						Gains and losses on	losses on	on net	Gains and losses	Cumulative
		Treasury	Legal	Stock	Retained	defined benefit	available for	investment	on cash flow	translation	Total parent	Non-controlling	Total
	Capital	stocks	reserve	options	earnings	pension plan	sale securities	hedge	hedges	difference	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2007	7,810,453	(109,609)	159,109	11,434	3,019,025	21,669	—	—	—	(259,130)	10,652,951	3,563,088	14,216,039
2007 Changes in Equity
Total comprehensive income recognized in the year	—	—	—	—	3,549,881	48,717	13,723	—	—	(790,203)	2,822,118	427,625	3,249,743
Increase in capital stock of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	965,469	965,469
Stock option expenses recognized in the year	—	2,942	—	2,765	—	—	—	—	—	—	5,707	—	5,707
Stock option exercised during the year	—	—	—	3,452	—	—	—	—	—	—	3,452	—	3,452
Gain in treasury stock sellings	—	—	—	—	152	—	—	—	—	—	152	—	152
Dividends/interest on capital	—	—	—	—	(726,170)	—	—	—	—	—	(726,170)	(294,093)	(1,020,263)
Destinations proposed to the general assembly	—	—	119,604	—	(119,604)	—	—	—	—	—	—	—	—
Non-controlling interest over fair value allocation	—	—	—	—	—	—	—	—	—	—	—	(18,502)	(18,502)
Non-controlling interest on consolidated entities	—	—	—	—	(6,089)	—	—	—	—	—	(6,089)	(282,437)	(288,526)
Put options	—	—	—	—	52,942	—	—	—	—	—	52,942	(417,963)	(365,021)
Treasury stocks	—	—	—	—	1,797	—	—	—	—	—	1,797	—	1,797
Expenditures with increase of capital stock in subsidiaries	—	—	—	—	(26,839)	—	—	—	—	—	(26,839)	—	(26,839)
Balance as of December 31, 2007	7,810,453	(106,667)	278,713	17,651	5,745,095	70,386	13,723	—	—	(1,049,333)	12,780,021	3,943,187	16,723,208
2008 Changes in Equity
Total comprehensive income recognized in the year	—	—	—	—	3,940,505	(328,168)	(23,175)	(634,050)	(117,063)	2,927,325	5,765,374	1,403,066	7,168,440
Capital increase by issuance of shares	2,885,058	—	—	—	—	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase by capitalization of reserves	3,489,294	—	(273,525)	—	(3,215,769)	—	—	—	—	—	—	—	—
Stock option expenses recognized in the year	—	—	—	7,545	—	—	—	—	—	—	7,545	—	7,545
Stock option exercised during the year	—	34,106	—	(23,770)	—	—	—	—	—	—	10,336	—	10,336
Dividends/interest on capital	—	—	—	—	(1,240,902)	—	—	—	—	—	(1,240,902)	(271,481)	(1,512,383)
Destinations proposed to the general assembly	—	—	138,874	—	(138,874)	—	—	—	—	—	—	—	—
Non-controlling interest over fair value allocation	—	—	—	—	—	—	—	—	—	—	—	(15,516)	(15,516)
Non-controlling interest on consolidated entities	—	—	—	—	9,329	—	—	—	—	—	9,329	(424,394)	(415,065)
Put options	—	—	—	—	—	—	—	—	—	—	—	242,214	242,214
Treasury stocks	—	(50,259)	—	—	—	—	—	—	—	—	(50,259)	—	(50,259)
Balance as of December 31, 2008	14,184,805	(122,820)	144,062	1,426	5,099,384	(257,782)	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
2009 Changes in Equity
Total comprehensive income recognized in the year	—	—	—	—	1,121,966	40,107	11,404	893,700	94,916	(3,457,362)	(1,295,269)	(1,195,560)	(2,490,829)
Stock option expenses recognized in the year	—	—	—	10,001	—	—	—	—	—	—	10,001	—	10,001
Stock option exercised during the year	—	11,054	—	(2,409)	—	—	—	—	—	—	8,645	—	8,645
Gain in treasury stock sellings	—	—	—	—	782	—	—	—	—	—	782	—	782
Dividends/interest on capital	—	—	—	—	(419,066)	—	—	—	—	—	(419,066)	(186,237)	(605,303)
Destinations proposed to the general assembly	—	—	56,143	—	(56,143)	—	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	17,533	—	—	—	—	—	17,533	(31,363)	(13,830)
Effect of the IAS 29 (Financial Reporting in Hyperinflationary Economies) adoption	—	—	—	—	31,264	—	—	—	—	—	31,264	612	31,876
Put options	—	—	—	—	—	—	—	—	—	—	—	32,792	32,792
Treasury stocks	—	(12,919)	—	—	—	—	—	—	—	—	(12,919)	—	(12,919)
Balance as of December 31, 2009	14,184,805	(124,685)	200,205	9,018	5,795,720	(217,675)	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2009, 2008 and 2007

In thousands of Brazilian reais (R$)

	Note	2009	2008	2007
Cash flows from operating activities
Net income for the year		1,004,508	4,944,898	4,302,966
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	1,745,319	1,896,076	1,317,156
Impairment of assets	29	1,222,897	—	—
Equity in earnings of unconsolidated companies	11	108,957	(122,808)	(118,399)
Exchange variation, net	30	(1,060,883)	1,035,576	(723,289)
Gains and losses on derivatives, net		26,178	62,396	(1,170)
Post-employment benefits		33,995	130,976	(145,929)
Stock based remuneration		22,380	7,545	5,707
Income tax	9	26,952	948,216	952,327
Loss on disposal of property, plant and equipment and investments		116,989	72,782	87,069
Provision for losses on avaible for sale securities		—	140,166	15,727
Allowance for doubtful accounts		57,971	25,613	15,116
Provision for tax, labor and civil claims		(15,886)	(13,120)	178,381
Interest income and other financial incomes		(346,531)	(244,501)	(662,944)
Interest expense	30	992,693	1,151,253	750,033
(Reversal) Provision for net realisable value adjustment in inventory		(160,522)	256,457	(584)
		3,775,017	10,291,525	5,972,167

Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable		1,449,678	1,065,076	(482,616)
Decrease (Increase) in inventories		3,766,059	(2,489,882)	(777,140)
(Decrease) Increase in trade accounts payable		(1,731,878)	(2,215,810)	455,987
Increase in other receivables		(148,962)	(427,162)	(456,834)
Increase in other payables		203,038	197,636	278,541
Distributions from joint-controlled entities		41,887	68,095	109,959
Purchases of trading securities		(1,283,438)	(6,739,256)	(3,018,796)
Proceeds from maturities and sales of trading securities		1,642,383	6,751,527	5,764,813
Cash provided by operating activities		7,713,784	6,501,749	7,846,081

Interest paid on loans and financing		(1,026,893)	(970,986)	(711,518)
Income and social contribution taxes paid		(336,299)	(1,895,419)	(696,728)
Net cash provided by operating activities		6,350,592	3,635,344	6,437,835

Cash flows from investing activities
Additions to property, plant and equipment		(1,377,776)	(2,745,207)	(2,774,567)
Proceeds from sales of property, plant and equipment, investments and other intangibles		64,606	21,238	10,806
(Additions to) Proceeds from sales of other intangibles		—	(17,079)	6,668
Payments for business acquisitions, net of cash of acquired entities	3.6	(71,068)	(4,076,171)	(8,525,731)
Purchases of available for sale securities		(2,589,350)	(484,965)	(1,172,992)
Proceeds from sales of available for sale securities		2,853,762	426,671	1,099,472
Interest received on cash investments		71,492	314,868	191,561
Net cash used in investing activities		(1,048,334)	(6,560,645)	(11,164,783)

Cash flows from financing activities
Capital increase		—	2,885,058	907,324
Purchase of own shares		(12,919)	(50,259)	—
Dividends and interest on capital paid		(328,691)	(1,649,936)	(1,199,424)
Payment of loans and financing fees		(37,989)	(3,821)	(72,136)
Proceeds from loans and financing		4,089,424	5,117,617	11,693,389
Repayment of loans and financing		(8,469,908)	(4,963,991)	(5,550,324)
Intercompany loans, net		(173,549)	1,265,290	291,440
Net cash (used in) provided by financing activities		(4,933,632)	2,599,958	6,070,269

Exchange variation on cash and cash equivalents		(303,291)	325,856	(387,749)

Increase in cash and cash equivalents		65,335	513	955,572
Cash and cash equivalents at beginning of year		2,026,609	2,026,096	1,070,524
Cash and cash equivalents at end of year		2,091,944	2,026,609	2,026,096

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group, which comprises subsidiaries, associates and jointly-controlled entities engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India (collectively “the Company”).

The Gerdau Group started its path to expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. We have an installed capacity of approximately  26 million tones of crude steel per year, producing common long steel, specialty steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept).  We also produce steel from iron ore (through blast furnaces and direct reduction). Our products serve the sectors of civil construction, industry, automotive and agriculture. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The Consolidated Financial Statements of Gerdau S.A and Subsidiaries (collectively referred to as the “Company”) were approved by the Board of Directors on April 26, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements for the years ended on December 31, 2009, 2008 and 2007 have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

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

The Company adopted all applicable rules, revision of rules and interpretations issued by IASB and that were effective on December 31, 2009.

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

c)             Group Companies

The results of operations and financial position of all subsidiaries, except the subsidiary located in Venezuela, included in the consolidated financial statements and equity investments with functional currencies different from the reporting currency are translated into the reporting currency as follows:

i)           Assets and liabilities balances are translated at the exchange rate in effect at the date of the Consolidated Financial Statements;

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Cumulative translation difference”.

d) Hyperinflation in Venezuela

Beginning 2009, Venezuela started to be considered an hyperinflationary economy and in accordance with the standard IAS 29 and IFRIC 7, the financial statements of the subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela, which recorded an accumulated index of 90.2%, since the date of acquisition of the subsidiary in Venezuela by the Company in June of 2007, and 40.3% in 2009. The Company recognized gains related to the effect of the index over the years 2009, 2008 and 2007, in the amounts of R$ 33,243, R$ 28,983 and R$ 2,281, respectively. Because the impact of previous years gains was not material to the Company´s consolidated financial statements those amounts were recorded directly against Retained Earnings in the current year.

For purposes of translation of the subsidiary in Venezuela’s accounting balances to the presentation currency used in its Consolidated Financial Statements, the Company applied the requirements established by the standard IAS 21, as follows:

i)           Assets, liabilities, income and expenses balances are translated at the exchange rate prevailing at the date of the Consolidated Financial Statements;

ii)       All exchange rate differences from translation are recognized in ‘Equity’, in the Consolidated Statement of Comprehensive Income, in line account ‘Cumulative translation difference’.

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

Available for sale securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized in other comprehensive income when incurred. Gains and losses recorded in Equity are recognized in income for the year when these investments are sold or considered not recoverable.

c) Trade Accounts Receivable - Net

Trade accounts receivable are stated at amortized cost, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, individual situation of each customer and the situation of the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided at note 6.

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

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land which is not depreciated. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in process the borrowing costs incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Depreciation is calculated under the modified straight-line method at rates that take into consideration the estimated useful lives of the assets, its level of utilization and the estimated residual value of the asset at the end of its useful life.

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

2.6 – Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates, customer contracts and relationships, which represent the capacity to add value of acquired companies based on the relationship with customers. Intangible assets with definite useful life are amortized taking into consideration their effective use or a method that reflects their economic benefit. The net book value of intangible assets is written off immediately when it exceeds the estimated recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

2.7 – Provision for Impairment of Long-Lived Assets

On the date of each Consolidated Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs to sell and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its estimated useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year in December.

When the carrying amount of the asset exceeds its recoverable amount, the Company reduces the asset’s carrying amount to the recoverable amount.

The reduction to the recoverable amount of assets is recorded in income for the year.

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined as if the impairment had not been recorded.

2.8 – Investments

a) Investments in Subsidiaries

The Company’s consolidated financial statements incorporate the financial statements of Gerdau S.A. and all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders Meetings or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other special purpose entities, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interests in equity and net income of subsidiaries are reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the account “Non-controlling interests”.

For companies acquired after January 1, 2006, which is the Company’s transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at their respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The non-controlling interests are presented based on the proportion of the fair value of the assets and liabilities identified.

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively, when applicable. Intercompany transactions and balances are eliminated in consolidation process. Gains or losses resulting from the transactions among consolidated entities of the Gerdau Group are also eliminated.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order for them to be in accordance with the respective accounting practices established by the IFRS and adopted by the Company.

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

2.11 – Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described in notes 20 and 25.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plans are recorded based on actuarial calculations performed every year by actuaries, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, demographical and economic hypotheses and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in Equity as described in Note 20. The Company believes that the recognition of actuarial gains and losses in Equity provides a better presentation of these changes in the consolidated financial statements when considered as a whole.

2.12 - Other Current and Non-current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 – Related-Party Transactions

Loan agreements between the companies in Brazil and abroad within the Gerdau Group are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions as stated in contracts between the parties.

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

2.15 – Revenue recognition

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are estimated and recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, it is more likely than not that the economic benefits will be received by the Company, and the risks and benefits of the products have been fully transferred to the buyer. The related costs of freight are included in cost of sales.

2.16 - Investments in Environmental Protection

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to Gerdau is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

2.17 – Lease Contracts

Leases are classified as finance leases whenever the terms of lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Financial Statements include, therefore, estimates for the determination of useful lives of property, plant and equipment (note 10), estimates of the recoverable amount of long-lived assets, with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 18), for the determination of income taxes (note 9), in determining the fair value of financial instruments (assets and liabilities)  and other instruments (note 16), estimates in selecting interest rates, expected return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits  (note 20), and  estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 25). Actual results could differ from those estimates.

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

The realization of deferred tax assets for tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of continuous profitability and estimated the recovery of deferred tax assets over future years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

b) Pension and Post-Employment Benefits

Actuarial gains and losses are recorded in the period in which they are originated and are recorded in the statement of comprehensive income.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as ‘current liabilities’ and in noncurrent liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company believes they are compliant with all the applicable environmental regulations in the countries where they operate (note 21).

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

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on minority interest’ (note 16.f), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made certain business combinations. According to IFRS 3, the Company should allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

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

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relationship with the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity (SPE) as prescribed by SIC Interpretation 12 Consolidation — Special Purpose Entities of the IASB.

i) Impairment Test of Assets with definite and  indefinite useful life

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

Except for the impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined considering as if the impairment had not been recorded.

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including discounted cash flow for units with goodwill allocated and comparing the book value with the recoverable amount of the assets.

Recoverability of goodwill is evaluated annually in December or whenever changes in facts and circumstances  indicate that goodwill may be impaired. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2009, the Company carried out goodwill impairment tests for all of its business segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any new impairment to the Company’s goodwill as well as other assets with indefinite useful life.

The impairment review process is subjective and requires significant judgment throughout the analysis. The valuation of the Company’s reporting segments based on forecasted cash flows could be negatively impacted if the world economy recovery proves to happen at a slower pace then the one foreseen when preparing its financial statements for December 2009.

2.20 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or compulsory adoption beginning on January 1, 2009. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

Standards and Interpretations in force and or adopted in advance

IFRS 8 — Operating Segments

In November 2006, the IASB issued the IFRS 8, which specifies disclosures of information about operating segments in the annual financial information and amends IAS 34 “Interim Financial Information”, which requires that an entity report selected financial information about its operating segments in interim financial information. This standard defines an operating segment as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for years beginning on or after January 1, 2009. The adoption of this standard resulted in a more detailed disclosure information about segments. Please refer to footnote 26 for details.

IFRIC 13 - Customer Loyalty Programs

In June 2007, the IFRIC issued Interpretation 13, which deals with loyalty programs used by entities to offer customers incentives for purchasing products and services. The entity is required to implement this Interpretation for years beginning on or after July 1, 2008. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

IAS 1 — Presentation of Financial Statements

The IASB amended IAS 1 in September 2007 and this change went into effect for years beginning on or after January 1, 2009. This modification deals mainly with the way dividends are disclosed, presentation of the statement of comprehensive income, as well as addresses other aspects related to the Consolidated Financial Statements. This change is also requiring two years of comparison in the balance sheet when there is change in accounting policies or change in previously reported amounts. The adoption of this amendment resulted in the presentation of the statement of comprehensive income as well as other aspects related to the presentation of the Company’s Consolidated Financial Statements.

IFRS 2 — Share-based Payment

In January 2008, the IASB issued changes to IFRS 2 that deal with definitions for acquiring rights and dictate treatment for an award that is cancelled. Changes are effective for years beginning on or after January 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2008

In May 2008, the IASB issued revised versions for the IFRS 7, IAS 1, IAS 8, IAS 10, IAS 16, IAS 18, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 34, IAS 36, IAS 38, IAS 40 and IAS 41. These changes are effective beginning on January 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 15 — Agreements for the Construction of Real Estate

In July 2008, the IFRIC issued Interpretation 15, which deals with accounting policies for recognizing revenues from  property sold by contractors before building of the unit is finished. The entity is required to implement this Interpretation for years beginning on or after January 1, 2009. The adoption of this Interpretation did not have a significant impact in the Company’s Consolidated Financial Statements.

IFRS 7 - Financial instruments: Disclosures

In March 2009, the IASB revised IFRS 7, which deals with new disclosures about measurement of fair value and liquidity risks, beyond allow entities to not to disclose comparative information in the first year of adoption of this rule, which was adopted by the Company. The entity is required to implement this change for years beginning on or after January 1, 2009. The adoption of this standard resulted in more details about data explained above, as described in note 16.h.

Standards and Interpretations of standards not yet in force

IAS 27 — Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised version of IAS 27, whose changes are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary. This amended Standard must be applied to years beginning on or after July 1, 2009. The adoption of this amendment will have impact in new acquisition of subsidiaries, operations which result in loss of subsidiaries control and address disclosures related to the relationship nature among the parent company and its subsidiaries.

IFRS 3 — Business Combinations

In January 2008, the IASB issued a revised version of the IFRS 3, which deals with the recognition and measurement in the financial statements of acquired assets, assumes liabilities and non-controlling interests, despite the goodwill originated in a business combination and disclosures related to the subject. These changes are effective for years beginning on or after July

1, 2009. The adoption of this amendment will have impact in the accounting treatment and disclosures related to new subsidiaries acquisition that take place as from 2010.

IAS 39 — Financial Instruments: Recognition and Measurement

In July 2008, the IASB issued a revised version of IAS 39 which deals with items eligible for hedge. The changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 17 — Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued Interpretation 17, which deals with the distributions of non-cash assets to the owners. The entity is required to implement this Interpretation for years that begin on or after July 1, 2009, but earlier adoption is permitted. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 18 — Transfers of Assets from Customers

In January 2009, the IFRIC issued Interpretation 18, which deals with the transfer of assets from customers to the Company. The entity is required to prospectively implement this Interpretation for assets received from customers on or after July 1, 2009 and earlier adoption is permitted. The adoption of this Interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IAS 39 e IFRIC 9 - Embedded Derivatives

In March 2009, the IASB revised IAS 39 and IFRIC 9, which deal with aspects related to the recognition of derivatives. The entity is required to implement these changes for years beginning on or after June 30, 2009. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of April 2009

In April 2009, the IASB revised various standards and interpretations as follows: IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38, IAS 39, IFRIC 9 e IFRIC 16. The changes in the standards IFRS 2 and IAS 38 and interpretations IFRIC 9 and IFRIC 16 are effectives for years beginning on or after July 01, 2009. The other changes in standards are effective for years beginning on or after January 1, 2010. The adoption of these regulations will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 2 — Share-based Payment

In June 2009, the IASB revised rule IFRS 2, which deals with share based payments settled in cash or other assets, or by the issuance of equity instruments. This change is effective for years beginning on or after January 01, 2010. The adoption of this revised rule will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 — Additional Exemptions for First-time adopters

In July 2009, the IASB revised standard IFRS 1, which deals with additional exemptions for first-time IFRS’ adopters. This change is effective for years beginning on or after January 01, 2010. Because the Company has already adopted the IFRS, the change of this standard will not have an impact in the Company’s Consolidated Financial Statements.

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 01, 2010. The adoption of this revised standard will not have an impact in the Company’s Consolidated Financial Statements.

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 01, 2011. The adoption of this revised standard will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 9 — Financial Instruments

In November 2009, the IASB issued the standard IFRS 9, which has the objective of replacing the standard IAS 39 — Financial Instruments: Recognition and measurement, in three phases. This standard represents the first part of phase 1 of replacement of IAS 39 and addresses the classification and measurement of financial assets. This standard is effective for years beginning on or after January 01, 2013. The Company is evaluating the effects related to the adoption of this standard and eventual difference in relation to IAS 39.

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 01, 2010. The adoption of this interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended interpretation IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and performs a payment of contributions in advance to cover these requirements. These changes are effective for years beginning on or after January 01, 2011. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 01, 2010. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and its subsidiaries.

3.1 - Subsidiaries

Listed below are the main interests in consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2009	2008	2007	2009	2008	2007
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	66.32	66.37	66.45	66.32	66.37	66.45
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93.98	93.30	92.16	93.98	93.31	92.16
Gerdau Aços Longos S.A.	Brazil	93.96	93.30	92.16	93.97	93.31	92.16
Aços Villares S.A. (3)	Brazil	58.50	58.44	58.44	58.50	58.44	58.44
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc and subsidiaries (4)	USA	100.00	100.00	—	100.00	100.00	—
Paraopeba - Fixed-income investment fund (5)	Brazil	95.20	94.15	97.00	95.20	94.15	97.00
Corporación Sidenor S.A. and subsidiaries (6)	Spain	60.00	60.00	40.00	60.00	60.00	40.00
Gerdau América Latina Participações S.A.	Brazil	94.22	89.35	89.35	94.22	89.36	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (7)	Chile	100.00	99.99	99.99	100.00	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	94.35	93.30	92.16	94.35	93.31	92.16
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (8)	Hungary	98.75	98.75	98.75	98.75	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.58	93.30	92.16	95.59	93.31	92.16
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	83.28	83.28	86.66	83.28	83.28
Diaco S.A. and subsidiaries (9)	Colombia	98.76	98.72	57.83	98.76	98.72	57.83
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.03	97.06	97.06	99.63	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	99.90	99.90	100.00	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.29	98.24	98.19	98.29	98.24	98.19
Cleary Holdings Corp.	Colombia	50.90	50.90	—	50.90	50.90	—
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau USA Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc.,  Pacific Coast Steel, and Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) As of December 2009, Gerdau S.A. acquired the participation at Aços Villares S.A., so far owned by the subsidiary Corporación Sidenor S.A.

(4) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc.

(5) Fixed-income investment fund managed by JP Morgan.

(6) Subsidiaries: Corporación Sidenor S.A. y Cía., Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Sidenor Calibrados S.L..

(7) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda e Trefilados Bonati S.A., Cerney Holdings Ltd., and Indac Colômbia S.A.

(8) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L.

(9) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(10) Subsidiaries: Siderúrgica Tultitlán, S.A. de C.V., Ferrotultitlán, S.A. de C.V., Arrendadora Valle de México, S.A. de C.V., and GTL Servicios Administrativos México, S.A. de C.V.

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

As a result of the option to purchase an additional 40% interest described at note 16.f., the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

		Equity Interests
		Total capital(*)			Voting capital
Jointly-controlled entities	Country	2009	2008	2007	2009	2008	2007
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Estructurales Corsa, S.A.P.I de C.V	Mexico	50.00	50.00	—	50.00	50.00	—
Kalyani Gerdau Steel Ltd.	India	56.81	45.17	—	56.81	45.17	—

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the jointly-controlled entity.

Although the Company owns more than 50% of Kalyani Gerdau Steel Ltd., it does not consolidate the Financial Statements of this entity, because of the joint control agreement, which establish rights of shared management of the business with the other partner.

The condensed financial statements of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, Estructurales Corsa, S.A.P.I. de C.V. and Kalyani Gerdau Steel Ltd., accounted for under the equity method, are presented below on a combined basis:

	Jointly-controlled entities
	2009	2008
Assets
Current	437,172	566,235
Non-current	611,402	462,633
Total Assets	1,048,574	1,028,868

Liabilities
Current	122,623	95,953
Non-current	263,964	10,085
Adjusted Equity	661,987	922,830
Total Liabilities and Equity	1,048,574	1,028,868

Company’s share of net assets of jointly-controlled entities	332,904	576,258

	2009	2008	2007
Income statement
Net sales	1,290,526	2,202,182	1,864,821
Cost of sales	(1,235,139)	(2,106,349)	(1,648,827)
Gross profit	55,387	95,833	215,994
Selling, general and administrative expenses	(40,423)	(25,270)	(25,528)
Other operating expenses/income	(136,630)	110,343	(17,986)
(Loss) Income before financial income and expenses, and taxes	(121,666)	180,906	172,480
Financial (expenses) income	(46,146)	21,103	(627)
(Loss) Income before taxes	(167,812)	202,009	171,853
Provision for income and social contribution taxes	22,866	(4,689)	(4,643)
Net (loss) income	(144,946)	197,320	167,210

Company’s share of net (loss) income of jointly-controlled entities	(57,723)	7,321	92,550

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Associate companies	Country	2009	2008	2007	2009	2008	2007
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. (2)	Mexico	49.00	49.00	—	49.00	49.00	—
Corporación Centroamericana del Acero S.A. (3)	Guatemala	30.00	30.00	—	30.00	30.00	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associate company.

(1) Subsidiaries: Industrias Nacionales C. by A. (Rep. Dominicana), Steelchem Trading Corp. , NC Trading e Industrias Nacionales C. x A., 1S.A. (Costa Rica).

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

	Associate Companies
	2009	2008
Assets
Current	753,774	1,639,421
Non-current	824,911	931,951
Total Assets	1,578,685	2,571,372

Liabilities
Current	313,747	822,579
Non-current	276,585	362,723
Adjusted Equity	988,353	1,386,070
Total Liabilities and Equity	1,578,685	2,571,372

Company’s share of net assets of associate companies	495,305	729,783

	2009	2008	2007
Income statement
Net sales	1,469,715	1,923,267	593,381
Cost of sales	(1,376,853)	(1,535,852)	(465,451)
Gross profit	92,862	387,415	127,930
Selling, general and administrative expenses	(92,608)	(109,526)	(47,576)
Other operating expenses/income	(9,363)	83,007	16,233
(Loss) Income before financial income and expenses, and taxes	(9,109)	360,896	96,587
Financial (expenses) income	(35,194)	(38,939)	(15,484)
(Loss) Income before taxes	(44,303)	321,957	81,103
Provision for income and social contribution taxes	(9,597)	(41,173)	(13,656)
Net (loss) income	(53,900)	280,784	67,447

Company’s share of net (loss) income of associate companies	(51,234)	115,062	33,190

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

3.5 - Acquisitions during the year ended December 31, 2009

a) Maco Metalúrgica Ltda.

On January 6, 2009, the Company through its subsidiary Gerdau Aços Longos S.A. entered into an agreement to acquire 100% of Maco Metalúrgica Ltda. for R$ 4.2 million. Maco Metalúrgica is engaged, among other activities, in the production and sale of steel cold drawn wire and steel welded mesh.

The net loss of this entity considered in the Consolidated Income Statement is R$ 14 and is referring to the period after acquisition.

On June 4, 2009 the acquisition was completed and the table below presents the final fair value calculation of assets and liabilities in the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	246	—	246
Non-current assets	190	—	190
Goodwill	—	3,919	3,919
Property, plant and equipment	130	—	130
Current liabilities	(285)	—	(285)
	281	3,919	4,200

Total purchase price considered			4,200

b) Gerdau América Latina Participações S.A.

On December 23, 2009, the Company through its parent company Gerdau S.A. acquired an additional interest of 4.87% in its subsidiary Gerdau América Latina Participações S.A. for R$ 66.9 million. Due to this additional interest acquisition, the Company started to own 94.22% of this entity.

3.6 - Total cash paid for the acquisitions in the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Acquired companies/shares
Maco Metalúrgica Ltda.	4,200	—	—
Gerdau América Latina Participações S.A.	66,868	—	—
Trefilados Bonati S.A.	—	12,307	—
Diaco S.A.	—	188,693	—
Century Steel, Inc.	—	369,899	—
Cleary Holdings Corp.	—	119,350	—
Corsa Controladora, S.A de C.V.	—	186,284	—
Estructurales Corsa S.A.P.I. de C.V.	—	71,423	—
SJK Steel Plant Limited	—	84,091	—
Corporación Centroamericana del Acero S.A.	—	303,696	—
Gerdau MacSteel Inc.	—	2,434,062	—
Distribuidora y Comercializadora de Aceros Regionales Limitada	—	8,578	—
Rectificadora del Vallés	—	81,000	—
Vicente Gabilondo e Hijos, S.A.	—	35,000	—
Hearon Steel Co.	—	22,179	—
K.e.r.s.p.e. Empreendimentos e Participações Ltda	—	92,174	—
Caños Córdoba S.R.L.	—	14,596	—
Metro Recycling Co.	—	73,522	—
Sand Springs Metal Processors	—	37,049	—
LuxFin Participation	—	673,591	—
Chaparral Steel Company	—	—	7,792,394
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Aços Especiais
S.A. e Gerdau Comercial de Aços	—	—	653,825
Gerdau GTL México S.A. de C.V.	—	—	536,544
Multisteel Business Holdings Corp.	—	—	217,200
Siderúrgica Zuliana C.A.	—	—	176,185
Enco Materials Inc.	—	—	84,900
Trefilados de Urbina, S.A. - Trefusa	—	—	46,524
Other acquisitions	—	—	32,001
Total purchase price considered as paid	71,068	4,807,494	9,539,573
Less: Cash and cash equivalents of acquired companies	—	(731,323)	(1,013,842)
	71,068	4,076,171	8,525,731

3.7 — Acquisitions during the years ended December 31, 2008 or 2007 for which accounting at year-end was provisionally determined and was subsequently adjusted

a) Corsa Controladora, S.A. de C.V.

In February 2009, the Company completed the evaluation of the fair value of assets and liabilities of the Company Corsa, S.A. de C.V. allocating part of the goodwill of R$ 0.7 million in the ‘Investment in associates and jointly-controlled entities’ account.

This investment is recorded under the equity method; therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized. Additionally, the amount from the amortization of the fair value allocation will be recognized in income of the Company in the ‘Equity in earnings of unconsolidated companies’ account.

The amount of goodwill on acquisition recorded by the Company was due to the following:

·                  This partnership strengthens the Company presence in the third largest steel consumer market in the Americas and allows the Company to continue to be a consolidator of the global steel industry.

·                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

·                  The Company believes it was able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

b) Gerdau MacSteel Inc.

In March 2009, the Company completed the evaluation of the fair value of assets and liabilities of Gerdau MacSteel Inc., allocating part of the goodwill of R$ 1.7 million during the period.

The following table presents the fair value of the assets and liabilities of Gerdau MacSteel Inc., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	750,404	132,543	882,947
Property, plant and equipment	397,986	455,291	853,277
Intangible assets	33,042	315,249	348,291
Non-current assets	50,400	(1,047)	49,353
Goodwill	11,072	1,582,835	1,593,907
Current liabilities	(588,272)	(313,105)	(901,377)
Non-current liabilities	(95,272)	(297,064)	(392,336)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

Upon the acquisition, the Company recorded goodwill due to the following:

·                  The rapidly growing global steel industry consolidation has resulted in a significant increase in purchase prices.

·                  Gerdau strengthens its position as a global supplier of specialty steels (SBQ).

·                  The acquisition of MacSteel will open new opportunities for growth in specialty long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

·                  The Company believes it was able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

c) Kalyani Gerdau Steel Ltd. (SJK Steel Plant Limited)

In March 2009, the Company completed the measurement of the fair value of assets and liabilities of the Kalyani Gerdau Steel Ltd. and recognized goodwill of R$ 35.0 million.

This investment is recorded under the equity method; therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized.

d) Caños Córdoba S.R.L.

In October 2009, the Company completed the measurement of the fair value of assets and liabilities of the Caños Córdoba S.R.L. allocating part of the goodwill of R$ 2.8 million.

The table below shows the fair value of the assets and liabilities of Caños Córdoba S.R.L., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	12,497	—	12,497
Goodwill	—	5,432	5,432
Property, plant and equipment	1,841	4,342	6,183
Current liabilities	(7,997)	—	(7,997)
Deferred income tax	—	(1,519)	(1,519)
	6,341	8,255	14,596

Total purchase price considered			14,596

The amount of goodwill on acquisition recorded by the Company was due to the following:

·                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

·                  The Company believes it was able to successfully integrate Caños Córdoba S.R.L. operations and achieve synergies from the acquisition.

e) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

In December 2009, the Company completed the evaluation of the fair value of assets and liabilities of the K.e.r.s.p.e. Empreendimentos e Participações Ltda. allocating goodwill totaling R$ 91.6 million.

The following table presents the fair value of the assets and liabilities of K.e.r.s.p.e. Empreendimentos e Participações Ltda., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	1	—	1
Property, plant and equipment	610	—	610
Other intagibles	—	143,182	143,182
Deferred income tax	—	(48,682)	(48,682)
Negative goodwill recognized in the income statement	—	(2,937)	(2,937)
	611	91,563	92,174

Total purchase price considered			92,174

f) Grupo Feld S.A. de C.V. (Gerdau GTL México, S.A, de C.V.)

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

Goodwill was recorded on the acquisition due to the following:

·                  The fast consolidation of the global steel industry has resulted in a significant increase in purchase prices.

·                  The Company believes it was able to successfully integrate Gerdau GTL Mexico’s operations and achieve synergies from the acquisition.

g) Multisteel Business Holdings Corp.

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

h) Siderúrgica Zuliana C.A.

On June 18, 2007, the Company purchased 100% of Siderúrgica Zuliana C.A., a Venezuelan steel producer in the city of Ojeda, Venezuela, with an annual production capacity of 300 thousand tones of crude steel and 200 thousand tonnes of rolled steel.

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

The Company recorded an amount of goodwill with the acquisition due to the following factors:

·                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

·                  The Company believes it was able to successfully integrate Siderúrgica Zuliana’s operations and achieve synergies from the acquisition.

i) Chaparral Steel Company

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

Goodwill attributable to the following was recorded as a result of the acquisition:

·                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

·                  The acquisition of Chaparral allowed the Company to expand its presence in western United States.

·                  The existence of installed production capacity and workforce in the factories.

·                  Greater presence in the market of strong structural steels. This acquisition added large structural and piling products to the existing product mix offer.

·                  The Company believes it was able to successfully integrate Chaparral’s operations and achieve synergies from the acquisition

j) Trefilados de Urbina, S.A. — Trefusa

On October 19, 2007, the subsidiary Sidenor Industrial acquired Trefilados de Urbina, S.A. — Trefusa for € 18.1 million (R$ 46.5 million as of the acquisition date). Trefusa is a wire drawing mill working with special long steels in Vitória, Spain.

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

The Company recorded goodwill attributable to the following factors as a result of the acquisition:

·                  Wire drawing mill for specialty steels in Vitória, Spain.

·                  Part of Gerdau’s strategy is to add value to its products and expand the value chain.

·                  The Company believes that it was able to successfully integrate the Trefilados de Urbina, S.A operations to take advantage of synergies.

k) Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.

On December 31, 2007, the Company signed a definitive agreement for the exchange of shares whereby the Company becomes the owner of Aplema and tenders in exchange its share in Margusa — Maranhão Gusa S.A.. The exchange of shares was completed with an equivalent value for the Aplema’s shares and Margusa’s shares.

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

The following table presents the fair value of the assets and liabilities of Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. purchased:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Non-current assets	10,939	45,422	56,361
Write-off of the goodwill for incorporation	—	8,543	8,543
	10,939	53,965	64,904

Total purchase price considered			64,904

NOTE 4 - CASH AND CASH EQUIVALENTS

	2009	2008
Cash	52,158	131,415
Banks and short-term investments	2,039,786	1,895,194
	2,091,944	2,026,609

NOTE 5 — SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2009 the Company held R$ 2,619,418 (R$ 2,759,486 as of December 31, 2008) in trading securities.

Available for sale securities

As of December 31, 2009 the Company held R$ 58,296 (R$ 627,151 as of December 31, 2008) in available for sale securities in current assets and R$ 49,690 (R$ 77,563 as of December 31, 2008) in non-current assets, net of provision for losses.

Gerdau Ameristeel

The subsidiary Gerdau Ameristeel invests its excess of cash in highly liquid securities classified as available for sale and which are recorded at fair value. As of December 31, 2009, R$ 43,530 had been invested in these types of securities.

In previous years, the subsidiary Gerdau Ameristeel invested excess cash in variable interest rate bonds called Auction Rate Securities and recognized as available for sale securities. As of December 31, 2009 Gerdau Ameristeel had R$ 49,690 in investments of this nature. These securities could not be sold over the past few months because sales orders were greater than the purchase orders. As a result of this event, Gerdau Ameristeel is not able to sell these investments until a future auction is successful, the issuer decides to redeem these securities, or if the securities reach their redemption date. Even though Gerdau Ameristeel intends to sell these investments as soon as market liquidity returns, Gerdau Ameristeel reclassified these investments from current to non-current assets. Gerdau Ameristeel uses appraisal methods that include projected cash flow and similar transactions due to the lack of similar market transactions for measuring the value of this investment. As a result of this analysis and other factors related to recoverability of assets, Gerdau Ameristeel recognized a loss of US$ 1 million (R$ 2.0 million on December 31, 2009) in the “Financial Expenses” account for 2009. These securities will be analyzed each quarter so that possible new deterioration can be recognized as well as to ensure a correct classification in the balance sheet. During the year ended December 31, 2009 the Company recorded US$ 4.0 million (R$ 8.0 million) of gain in the sale of certain auction rate securities.

Other available for sale securities

As of December 31, 2009, other available-for-sale securities totaled R$ 14,766, which were recorded at their fair value and referred principally to short-term investments held by Gerdau Steel North America Inc (Money Market Funds) in the amount of US$ 4.9 million (R$ 8,533). These investments are valued based on market quotations and the Company does not intend to hold these securities as permanent investments.

NOTE 6 — TRADE ACCOUNTS RECEIVABLE

	2009	2008
Trade accounts receivable - in Brazil	1,100,911	865,935
Trade accounts receivable - exports from Brazil	108,187	224,881
Trade accounts receivable - foreign subsidiaries	1,457,111	2,665,437
(-) Allowance for doubtful accounts	(80,500)	(72,320)
	2,585,709	3,683,933

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

The aging list of trade accounts receivable is as follows:

	2009	2008
Current	2,172,081	2,655,793
Past-due:
Up to 30 days	260,856	398,956
From 31 to 60 days	64,678	358,252
From 61 to 90 days	38,225	136,526
From 91 to 180 days	32,991	170,920
From 181 to 360 days	58,929	23,374
Above 360 days	38,449	12,432
(-) Allowance for doubtful accounts	(80,500)	(72,320)
	2,585,709	3,683,933

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 01, 2007	(72,371)
Provisions for bad debt during the year	(18,001)
Recoveries in the year	2,885
Write-offs	35,883
Exchange variation	2,934
Acquisitions	(2,486)
Balance as of December 31, 2007	(51,156)
Provisions for bad debt during the year	(25,912)
Recoveries in the year	299
Write-offs	12,420
Exchange variation	(7,323)
Acquisitions	(648)
Balance as of December 31, 2008	(72,320)
Provisions for bad debt during the year	(58,1 81)
Recoveries in the year	210
Write-offs	40,962
Exchange variation	8,829
Balance as of December 31, 2009	(80,500)

NOTE 7 - INVENTORIES

	2009	2008
Finished products	1,975,003	3,196,529
Work in progress	1,258,384	2,456,781
Raw materials	1,213,984	2,629,945
Storeroom supplies	1,058,746	1,715,362
Advances to suppliers	214,467	206,323
Imports in transit	181,330	547,754
(-) Provision for market value adjustment	(150,321)	(354,431)
	5,751,593	10,398,263

The balances of the allowance for adjustment to market are mainly related to the reduction in the cost or the adjustment to market related to the impact in certain raw materials acquired by the Company, which had a reduction in the sales price of finished products. As a result of higher values in raw materials plus estimated costs to conclude the production in an amount higher to the sales price less estimated cost of sales, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 01, 2007	(45,602)
Write-offs	11,501
Provision for the year	(10,917)
Exchange rate variation	4,151
Balance as of December 31, 2007	(40,867)
Write-offs	33,393
Provision for the year	(289,850)
Exchange rate variation	(57,107)
Balance as of December 31, 2008	(354,431)
Write-offs	196,981
Provision for the year	(36,459)
Exchange rate variation	43,588
Balance as of December 31, 2009	(150,321)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 22,107,346, R$ 31,018,946, and R$ 23,133,902 were recognized, respectively, as cost of sales and freight during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009, 2008 and 2007 the cost of sales includes, respectively, the amounts of R$ 196,981, R$ 33,393 and R$ 11,501 related to inventories permanently written off and, respectively, the amounts of R$ 36,459, R$ 289,850 and R$ 10,917 related to the recognition of a provision for obsolescence and adjustment to market value.

NOTE 8 — TAX CREDITS

	2009	2008
Current
ICMS (state VAT)	151,264	201,270
COFINS (tax on revenue)	101,780	92,664
PIS (tax on revenue)	14,692	17,507
IPI (federal VAT)	34,343	36,801
Withholding income tax	377,451	284,069
IVA (value-added tax)	64,666	193,571
ICA (franchise tax)	2,647	—
Others	41,721	32,041
	788,564	857,923

Non-current
ICMS (state VAT)	100,488	149,140
PIS (tax on revenue)	3,740	21,738
COFINS (tax on revenue)	17,209	93,077
Withholding income tax and others	362,997	257,486
	484,434	521,441
	1,272,998	1,379,364

The estimate of realization of non-current tax credits is as follows:

	2009	2008
2010	—	192,440
2011	108,430	116,024
2012	81,021	113,776
2013	84,110	19,840
After 2014	210,873	79,361
	484,434	521,441

NOTE 9 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	2009	2008	2007
Income before income taxes	1,031,460	5,893,114	5,255,293
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(350,697)	(2,003,659)	(1,786,799)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	11,325	170,755	58,001
- Equity in subsidiaries	(37,045)	41,755	40,256
- Interest on equity	44,099	282,453	185,701
- Tax incentives	96,921	108,448	50,379
- Tax deductible goodwill recorded in statutory books	188,708	287,723	280,769
- Other permanent differences (net)	19,737	164,309	219,366
Income and social contribution taxes	(26,952)	(948,216)	(952,327)
Current	(303,272)	(1,423,660)	(872,315)
Deferred	276,320	475,444	(80,012)

The differences between the tax bases of the assets and liabilities included in the consolidated financial statements prepared in accordance with IFRS have been recognized as temporary differences for purposes of deferred taxes and recorded in the “Income and social contribution taxes — Deferred” account in the Consolidated Statement of Income.

The Company’s subsidiaries in Brazil received R$ 44,772 during the year ended December 31, 2009 (R$ 46,810 and R$ 22,960 during the years ended December 31, 2008 and 2007, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 52,149 as of December 31, 2009 (R$ 61,638 and R$ 27,418 during the years ended December 31, 2008 and 2007m respectively). The respective tax incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

b) Breakdown and changes in deferred income and social contribution tax at using statutory tax rates:

	Balance as of January 01, 2007	Business acquisition	Recognized in income	Recognized in statement of comprehensive income	Balance as of December 31, 2007
Non-current assets

Tax losses	93,167	—	55,369	(14,613)	133,923
Offset of tax losses	4,349	—	14,774	—	19,123
Provision for tax	100,727	—	28,235	—	128,962
Benefits granted to employees	193,058	557	10,988	57,733	262,336
Credits due to investments	33,843	—	(33,843)	—	—
Other temporary differences	294,327	(121,630)	185,221	(35,557)	322,361
Amortized goodwill	16,341	—	830	—	17,171
Property, plant and equipment	6,916	—	(6,916)	—	—
Provision for losses	167,128	9,707	(46,582)	—	130,253

Total Non-current assets	909,856	(111,366)	208,076	7,563	1,014,129

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	1,230,940	715,151	84,096	(164,398)	1,865,789
Amortized negative goodwill	65,598	—	2,128	—	67,726
Benefits granted to employees	103,440	—	37,722	30,369	171,531
Other temporary differences	82,707	—	164,142	(5,755)	241,094

Total Non-current liabilities	1,482,685	715,151	288,088	(139,784)	2,346,140

Total net	(572,829)	(826,517)	(80,012)	147,347	(1,332,011)

Effect in the income of the year			(80,012)

				Recognized in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2007	acquisition	in income	income	December 31, 2008
Non-current assets

Tax losses	133,923	—	243,787	203,685	581,395
Offset of tax losses	19,123	—	9,282	—	28,405
Provision for tax	128,962	—	(6,513)	—	122,449
Benefits granted to employees	262,336	—	(23,336)	231,893	470,893
Other temporary differences	322,361	—	129,345	(40,521)	411,185
Amortized goodwill	17,171	—	40,597	—	57,768
Property, plant and equipment	—	—	(6,920)	—	(6,920)
Provision for losses	130,253	—	(29,073)	—	101,180

Total Non-current assets	1,014,129	—	357,169	395,057	1,766,355

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	1,865,789	278,004	(397,940)	514,068	2,259,921
Amortized negative goodwill	67,726	—	4,866	—	72,592
Benefits granted to employees	171,531	—	(141,162)	61,702	92,071
Other temporary differences	241,094	80,363	415,961	(101,734)	635,684

Total Non-current liabilities	2,346,140	358,367	(118,275)	474,036	3,060,268

Total net	(1,332,011)	(358,367)	475,444	(78,979)	(1,293,913)

Effect in the income of the year			475,444

				Recognized in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2008	acquisition	in income	income	December 31, 2009
Non-current assets

Tax losses	581,395	—	211,785	(122,278)	670,902
Offset of tax losses	28,405	—	9,258	—	37,663
Provision for tax	122,449	—	1,865	13,382	137,696
Benefits granted to employees	470,893	—	11,045	(243,197)	238,741
Other temporary differences	411,185	—	(4,920)	(306,206)	100,059
Amortized goodwill	57,768	—	(65)	(19,344)	38,359
Property, plant and equipment	(6,920)	—	6,920	—	—
Provision for losses	101,180	—	15,787	6,649	123,616

Total Non-current assets	1,766,355	—	251,675	(670,994)	1,347,036

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	2,259,921	49,798	(46,865)	(573,843)	1,689,011
Amortized negative goodwill	72,592	—	50,915	(27,119)	96,388
Benefits granted to employees	92,071	—	26,429	52,133	170,633
Other temporary differences	635,684	—	(55,124)	(262,833)	317,727

Total Non-current liabilities	3,060,268	49,798	(24,645)	(811,662)	2,273,759

Total net	(1,293,913)	(49,798)	276,320	140,668	(926,723)

Effect in the income of the year			276,320

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

c) Estimated recovery of income and social contribution tax credits:

	Assets
	2009	2008
2009	—	383,110
2010	258,074	226,680
2011	185,249	226,072
2012	190,869	587,838
2013	195,864	85,664
After 2014	516,980	256,991
	1,347,036	1,766,355

	Liabilities
	2009	2008
2009	—	286,503
2010	96,070	267,877
2011	114,326	263,776
2012	111,717	527,551
2013	111,972	428,640
After 2014	1,839,674	1,285,921
	2,273,759	3,060,268

d) Tax assets

As of December 31, 2009, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 340,248 for income tax (R$ 253,828 as of December 31, 2008) and R$ 418,285 for social contribution tax (R$ 315,378 as of December 31, 2008), representing a deferred tax asset of R$ 122,708 (R$ 91,841 as of December 31, 2008). The Company believes that the amounts will be realized based on future taxable income. Besides these deferred tax credits the Company did not record a portion of deferred tax credit of R$ 26,946 (R$ 50,762 as of December 31, 2008), due to the lack of opportunity to use these tax losses and negative social contribution basis in its subsidiaries. These tax losses and negative social contribution basis can be carried forward indefinitely.

As of December 31, 2009, the subsidiary Gerdau Ameristeel had operating tax loss carryforward in the amount of approximately R$ 246,348 for Canadian tax purposes (R$ 70,110 as of December 31, 2008) that expire between 2013 and 2029. This subsidiary also has net operating losses of approximately R$ 730,524 for United States tax purposes (R$ 762,563 as of December 31, 2008) that expire between 2010 and 2029. The Company believes it is probable that the benefits from the Canadian and North-American taxes will be realized before it expires.

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Gross cost of the property, plant, and equipment	Lands and buildings	Machines, equipment, and installations	Furniture and Fixture	Vehicles	Data electronic equipment	Foresting/ reforesting	Property, plant and equipment under construction	Total

Balances as of January 01, 2007	4,190,834	11,853,482	162,652	116,718	447,270	317,718	2,737,467	19,826,141
Foreign exchange effect	(151,071)	(631,799)	(14,393)	(8,181)	(6,962)	—	(68,415)	(880,821)
Acquisitions/sales of companies and alocation of fair value	359,841	976,682	822	3,711	17,316	(23,653)	128,122	1,462,841
Additions	230,362	717,627	21,203	21,606	41,539	137,684	1,980,073	3,150,094
Transfers	120,045	2,080,857	14,089	1,939	66,295	—	(2,283,225)	—
Disposals	(17,217)	(298,808)	(7,110)	(3,601)	(12,047)	(21,222)	(121,666)	(481,671)
Balances as of December 31, 2007	4,732,794	14,698,041	177,263	132,192	553,411	410,527	2,372,356	23,076,584
Foreign exchange effect	525,834	1,606,036	35,433	24,489	11,365	—	174,114	2,377,271
Acquisitions/sales of companies and alocation of fair value	193,529	922,442	5,251	—	—	—	18,559	1,139,781
Additions	248,630	785,247	36,392	47,157	48,540	108,167	1,864,911	3,139,044
Transfers	158,411	1,509,145	6,489	(2,134)	38,759	301	(1,731,492)	(20,521)
Disposals	(26,055)	(197,195)	(2,506)	(3,549)	(2,185)	(16,835)	(28,611)	(276,936)
Balances as of December 31, 2008	5,833,143	19,323,716	258,322	198,155	649,890	502,160	2,669,837	29,435,223
Foreign exchange effect	(289,136)	(1,139,241)	(37,309)	(26,339)	178,771	—	(89,076)	(1,402,330)
Acquisitions/sales of companies	—	3,189	—	—	—	—	—	3,189
Additions	26,225	277,498	13,887	4,202	74,238	51,940	929,786	1,377,776
Transfers	(45,676)	1,923,006	(9,951)	(33,225)	(27,132)	(17,384)	(1,808,993)	(19,355)
Disposals	(30,606)	(751,663)	(17,042)	(22,763)	(119,229)	(73,774)	(82,878)	(1,097,955)
Impairment	(73,138)	(497,488)	(61)	(3,880)	(1,914)	—	(17,599)	(594,080)
Balances as of December 31, 2009	5,420,812	19,139,017	207,846	116,150	754,624	462,942	1,601,077	27,702,468

Accumulated depreciation

Balances as of January 01, 2007	(1,289,867)	(4,680,002)	(86,044)	(52,225)	(272,368)	(72,092)	—	(6,452,598)
Foreign exchange effect	15,660	176,843	6,512	2,956	11,822	—	—	213,793
Depreciation, amortization and depletion	(153,278)	(997,880)	(16,563)	(19,084)	(89,023)	(19,271)	—	(1,295,099)
Transfers	3,599	9,332	(12,673)	(1,962)	1,704	—	—	—
Disposals	7,089	246,433	4,237	2,387	10,818	14,300	—	285,264
Balance on December 31, 2007	(1,416,797)	(5,245,274)	(104,531)	(67,928)	(337,047)	(77,063)	—	(7,248,640)
Foreign exchange effect	(55,728)	(545,866)	(19,434)	(12,232)	(15,169)	—	—	(648,429)
Depreciation, amortization and depletion	(193,828)	(1,298,641)	(21,176)	(26,611)	(70,635)	(13,277)	(4)	(1,624,172)
Transfers	(17)	720	1	191	—	—	—	895
Disposals	5,092	129,158	1,052	2,396	2,172	—	—	139,870
Balances as of December 31, 2008	(1,661,278)	(6,959,903)	(144,088)	(104,184)	(420,679)	(90,340)	(4)	(9,380,476)
Foreign exchange effect	(187,900)	(888,589)	21,518	11,109	(30,920)	(34)	919	(1,073,897)
Depreciation, amortization and depletion	(35,525)	(1,442,492)	(9,736)	(11,130)	(42,382)	(21,599)	(361)	(1,563,225)
Transfers	204	(3,536)	1,299	537	1,551	17,691	(143)	17,603
Disposals	7,963	724,797	16,876	18,937	117,855	68,137	—	954,565
Impairment	3,529	67,513	—	1,574	1,447	—	—	74,063
Balances as of December 31, 2009	(1,873,007)	(8,502,210)	(114,131)	(83,157)	(373,128)	(26,145)	411	(10,971,367)

Net property, plant and equipment
Balances as of December 31, 2007	3,315,997	9,452,767	72,732	64,264	216,364	333,464	2,372,356	15,827,944
Balances as of December 31, 2008	4,171,865	12,363,813	114,234	93,971	229,211	411,820	2,669,833	20,054,747
Balances as of December 31, 2009	3,547,805	10,636,807	93,715	32,993	381,496	436,797	1,601,488	16,731,101

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of
property, plant and
equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. and Aços Villares S.A. are also insured against loss of profits.

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2009 totaled R$ 78,535 (R$ 120,010 and 115,308 during years ended on December 31, 2008 and 2007, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 218,833 as of December 31, 2009 (R$ 2,341,749 as of December 31, 2008).

e) Impairment of property, plant and equipment — The Company carried out impairment tests on its property, plant and equipment as discussed in Note 28.

e) Depreciation method - In accordance with IAS 16, the Company reviewed in 2009 the depreciation method of its property, plant and equipment, adjusting the straight-line method of depreciation to the utilization level of certain assets, basically machinery and equipment, which had its useful lives increased due to lower levels of utilization. Changes in the depreciation method shall be accounted for as a change in an accounting estimate in accordance with IAS 16 and, therefore, the effects shall be recognized prospectively as established by IAS 8. The depreciation in 2009 was reduced by R$ 337,240 (R$ 222,813 net of income tax).

NOTE 11 — INVESTMENTS

a) Associates and jointly-controlled entities

	Dona Francisca		Armacero	Joint Ventures	Grupo Multisteel Business Holdings				Estructurales Corsa	Corporación Centro Americana del
	Energética S.A.		Ind. Com. Ltda.	North America	Corp.		Corsa Controladora S.A. de C.V.		S.A.P.I. de C.V.	Acero, S.A.		SJK Steel Plant Limited	Others
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Goodwill	Investment	Investment	Total
Balances as of January 01, 2007	65,793	17,074	7,717	359,496	—	—	—	—	—	—	—	—	26,816	476,896
Equity in earnings	8,793	—	(1,279)	92,550	25,676	—	—	—	—	—	—	—	(7,341)	118,399
Cumulative Translation Adjustment	—	—	(318)	(55,930)	(9,206)	(5,116)	—	—	—	—	—	—	—	(70,570)
Dividends	—	—	—	(109,959)	—	—	—	—	—	—	—	—	—	(109,959)
Acquisition/disposal of investment	—	—	—	—	136,233	81,588	—	—	—	—	—	—	(4,345)	213,476
Balances as of December 31, 2007	74,586	17,074	6,120	286,157	152,703	76,472	—	—	—	—	—	—	15,130	628,242
Equity in earnings	9,904	—	8,492	34,832	56,432	—	33,813	—	9,948	6,421	—	(37,459)	425	122,808
Cumulative Translation Adjustment	—	—	1,326	253,453	42,225	15,123	20,324	36,097	(2,291)	56,364	93,533	7,467	—	523,621
Dividends	—	—	—	(183,582)	—	—	—	—	—	—	—	—	—	(183,582)
Acquisition/disposal of investment	—	—	—	—	—	892	52,250	134,034	80,479	103,978	199,718	127,254	(14,621)	683,984
Reclassification of fair value	—	—	—	—	41,602	(41,602)	—	—	—	63,243	(63,243)	—	—	—
Balance as of December 31, 2008	84,490	17,074	15,938	390,860	292,962	50,885	106,387	170,131	88,136	230,006	230,008	97,262	934	1,775,073
Equity in earnings	5,966	—	1,192	(15,579)	(56,347)	—	13,076	—	(4,639)	(15,121)	—	(37,505)	—	(108,957)
Cumulative Translation Adjustment	2,154	—	(1,323)	(95,592)	(74,128)	(8,319)	(2,933)	(30,454)	(25,409)	(81,550)	(58,680)	2,393	122	(373,719)
Dividends	—	—	—	(20,931)	(2,721)	—	(17,963)	—	—	(4,780)	—	—	—	(46,395)
Impairment	—	—	—	—	—	—	—	—	—	—	—	(46,092)	—	(46,092)
Balance as of December 31, 2009	92,610	17,074	15,807	258,758	159,766	42,566	98,567	139,677	58,088	128,555	171,328	16,058	1,056	1,199,910

b) Other investments

		Eletrobrás
		Centrais
		Elétricas
	MRS Logística S.A.	Brasileiras S.A.	Others
	Investment	Investment	Investment	Total
Balance as of January 01, 2008	4,772	13,851	—	18,623
Acquisition/disposal of investment	—	(13,851)	16,996	3,145
Balance as of December 31, 2008	4,772	—	16,996	21,768
Acquisition/disposal of investment	—	—	(2,133)	(2,133)
Balance as of December 31, 2009	4,772	—	14,863	19,635

Recoverability of investments is evaluated based on analysis and identification of facts or circumstances that could give rise to a need to carry out impairment tests. Considering the current crisis scenario, the Company carried out impairment tests on its investments based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The results of the impairment tests on its investments are presented in Note 28.

NOTE 12 — GOODWILL

The changes in goodwill are as follows:

	2009	2008	2007
Initial balance	11,294,102	6,043,396	437,838
(+) Foreign exchange effect	(2,591,426)	2,529,320	(231,613)
(+) Additions	26,111	2,775,351	5,977,760
(-) Write-off	(304,446)	(53,965)	(140,589)
Final balance	8,424,341	11,294,102	6,043,396

The amount of goodwill by segment is as follows:

	2009	2008
Brazil	376,322	464,699
Specialty Steels	1,933,685	2,807,117
Latin America	682,998	756,041
North America	5,431,336	7,266,245
	8,424,341	11,294,102

Goodwill impairment test

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including EBITDA multiples (Earnings before Interest, Taxes, Depreciation and Amortization) and discounted cash flow for business segments which have goodwill.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could result in the need of anticipation for the tests performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is performed. Considering the current crisis scenario, the Company carried out goodwill impairment tests for all of its business segments, which represented the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The results of recoverability of goodwill as disclosed in Note 28.

NOTE 13 — INTANGIBLE ASSETS

Intangible assets refer basically to customer contracts and relationships arising from the acquisition of companies:

	Brazil	Specialty Steel	Specialty Steel	North America
	Supplier relationship	Carbon Emission Reduction Certified	Customer contracts and relationships	Customer contracts and relationships	Others	Total
Balance as of January 01, 2007	—	18,648	—	17,322	9,411	45,381
Exchange variation	—	(1,666)	—	(42,586)	(488)	(44,740)
Acquisition	—	5,472	—	1,129,353	4,156	1,138,981
Disposal	—	(15,890)	—	(831)	(264)	(16,985)
Amortization	—	—	—	(46,189)	(2,733)	(48,922)
Balance as of December 31, 2007	—	6,564	—	1,057,069	10,082	1,073,715
Exchange variation	—	3,154	156,466	316,553	468	476,641
Acquisition	—	25,843	366,280	38,673	26,285	457,081
Disposal	—	(12,709)	(24,896)	(5,239)	(17,756)	(60,600)
Amortization	—	—	(42,073)	(188,854)	(2,980)	(233,907)
Balance as of December 31, 2008	—	22,852	455,777	1,218,202	16,099	1,712,930
Exchange variation	—	(4,548)	(78,592)	(289,661)	(1,298)	(374,099)
Acquisition	143,182	—	—	—	12,500	155,682
Disposal	—	—	(270,544)	—	—	(270,544)
Amortization	(28,637)	(10,561)	(59,470)	(129,362)	(3,139)	(231,169)
Balance as of December 31, 2009	114,545	7,743	47,171	799,179	24,162	992,800
Estimated useful lives	5 to 20 years	Undefined	15 years	5 years	5 years

Intangible assets are amortized over their average estimated useful lives with amortization recorded in costs of sales. The 2009 acquisition in the Brazil segment refers substantially to the allocation detailed in note 3.6.e. The results of intangible assets impairment test are presented in note 28.

NOTE 14 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2009	2008
Short term financing in Brazilian reais
Working capital	6.86%	130,830	50,643
Financing of investment	8.72%	259,722	—
Short term financing in foreign currency
Working capital (US$)	3.64%	124,894	942,366
Working capital (€)	3.13%	93,247	444,409
Working capital (Clp$)	1.78%	18,404	103,690
Working capital (Cop$)	9.56%	92,738	304,264
Working capital (PA$)	13.94%	472	77,132
Working capital (Mxn$)	5.82%	7,276	—
Financing of property, plant and equipment and others (US$)	2.70%	7,614	7,308
		735,197	1,929,812
Plus current portion of long-term financing		621,584	1,858,273
Short term financing plus current portion of long-term financing		1,356,781	3,788,085

Long-term financing in Brazilian reais
Working capital	2.77%	103,604	84,289
Financing of property, plant and equipament	8.05%	1,749,301	1,866,491
Financing of investment		—	663,984
Long-term financing in foreign currency
Working capital (US$)	7.97%	1,141,440	568,491
Working capital (€)	3.13%	149,126	1,117,699
Working capital (Mxn$)	5.82%	12,041	—
Working capital (COP$)	9.56%	300,440	210,258
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	10.14%	1,046,780	2,341,672
Ten Year Bonds (US$)	7.14%	4,840,778	3,554,918
Term Loan Facility (US$)	2.80%	2,942,628	6,076,200
Advances on export contracts (US$)	4.90%	514,015	701,324
Financing of investment (US$)	3.64%	81,488	934,800
Financing of property, plant and equipament and others (US$)	6.92%	303,098	2,333,149
		13,184,739	20,453,275
Less: current portion		(621,584)	(1,858,273)
Long term financing minus current portion		12,563,155	18,595,002
Total financing		13,919,936	22,383,087

(*)  Weighted average effective interest costs on December 31, 2009.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	2009	2008
Brazilian Real (R$)	2,243,457	2,665,407
U.S. Dollar (US$)	11,002,735	17,460,228
Euro (€)	242,373	1,562,108
Colombian Peso (Cop$)	393,178	514,522
Argentine Peso (PA$)	472	77,132
Chilean Peso (Clp$)	18,404	103,690
Mexican Peso (Mxn$)	19,317	—
	13,919,936	22,383,087

Timeline of installments payments of long term loans and financing is as follows:

	2009	2008
2010	—	2,312,351
2011	677,664	4,134,453
2012	2,650,655	4,240,816
2013	2,305,967	1,758,753
2014 on	6,928,869	6,148,629
	12,563,155	18,595,002

a) Ten Year Bonds

Bond 2020

On November 18, 2009, subsidiary Gerdau Holdings Inc. concluded the issue of bonds totaling US$1.25 billion and final maturity on January 20, 2020. The following companies guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. As of December 31, 2009 the outstanding principal of this facility is US$1.25 billion (R$ 2,176,500 as of December 31, 2009).

Bond 2017

On October 10, 2007, subsidiary GTL Trade Finance Inc. concluded the issue of bonds totaling US$1.00 billion with subsequent reopening of US$500 million, totalizing US$1.5 billion and final maturity on 20/10/2017. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2009 the outstanding principal of this facility was US$1.5 billion (R$ 2,611,800 as of December 31, 2009).

b) Perpetual Bonds

On September 9, 2005, Gerdau S.A. concluded the issue of bonds totaling US$600 million and no final maturity. The Company has the option to redeem the bonds starting September 9, 2010. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. As of December 31, 2009 the outstanding principal of this facility was US$600 million (R$ 1,044,720 as of December 31, 2009).

c) Term Loan Facility

On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing totaling US$2.75 billion and final maturity on September 14, 2013. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. As of December 31, 2009 the outstanding principal of this facility was US$1.69 billion (R$ 2,942,628 as of December 31, 2009).

d) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 134,730 on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders’, for which the Company pays a fee of 0.7% per year.

e) Covenants

As an instrument to monitor the financial conditions of the Company by the Company’s creditors, certain financial agreements contain financial covenants.

In the second quarter of 2009, the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements by the end of the third or fourth quarters of 2009.

As a proactive initiative, the Company worked on a proposal for a temporary reset of the financial covenants and, during the second quarter of 2009, presented the proposal to its creditors involved in debt facilities subject to financial covenants. On June 22, 2009, the Company obtained approval from 100% of the affected creditors, representing 43 banks and a portion of US$3.7 billion of the Company’s total indebtedness.

The ‘covenant reset’ would be in place in case of a covenant breach, which was the case on September 30, 2009.

Below are brief descriptions of both the financial covenants originally required in the Company’s debt agreements as well as the temporary reset financial covenants.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2009 such covenant was 2.7 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2009 such covenant was 3.8 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,759,200; As of December 31, 2009 such level was R$ 22,004,793; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2009 the current ratio was 3 times.

Due to non-compliance of the original financial covenant described on item I above, came into force, starting September 30, 2009, the temporary covenant reset, valid up to September 30, 2010, as described below:

a)     Consolidated Interest Coverage Ratio — EBITDA for the last twelve months should represent at least 2.5 times of the net interest expense (interest expense minus interest income) of the same period. As of December 31, 2009 such covenant was 4.0 times;

b)     Consolidated Leverage Ratio — Net debt (gross debt minus cash and cash equivalents) should not surpass 5 times EBITDA for the last 12 months. As of December 31, 2009 such covenant was 2.5 times;

c)     Maximum Gross Debt of US$11.0 billion. As of December 30, 2009, such level was US$8.3 billion.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

f) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500,025 to be applied on revamp and modernization in several areas, increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds will be made available at the time each subsidiary start its specific investment and present to BNDES its respective certificate of accomplishment. The transaction bears interest rate of TJLP + 2.21% p.a. The transaction is guaranteed per guarantee and financial covenants of Metalúrgica Gerdau S.A.. As of December 31, 2009, the credit facility was not in use by the Company.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2009, R$ 402,087 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

The North American subsidiaries have a US$ 650 million line of credit that expires in December 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2009.

In May 2008, the subsidiary Gerdau Macsteel, Inc. received a US$ 100 million 3-year revolving credit facility. The facility was not being used as of December 31, 2009. The contractual interest rate is LIBOR + 1.25%. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A., Gerdau US Financing Inc. and Gerdau Macsteel Holdings Inc.

NOTE 15 - DEBENTURES

	General	Quantity as of December 31, 2009
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	2009	2008
3ª - A e B	May 27,1982	144,000	55,956	06/01/2011	CDI	115,844	141,406
7ª	July 14, 1982	68,400	58,649	07/01/2012	CDI	33,838	35,729
8ª	November 11, 1982	179,964	50,342	05/02/2013	CDI	313,986	298,186
9ª	June 10, 1983	125,640	50,164	09/01/2014	CDI	42,380	13,800
11ª - A e B	June 29, 1990	150,000	73,090	06/01/2020	CDI	94,931	87,222
						600,979	576,343
Aços Villares S.A.	September 1, 2005	28,500	—	09/01/2010	104,5% DI	—	274,406
Total Consolidated						600,979	850,749

Current						—	145,034
Non-current						600,979	705,715

(*) CDI - Interbank Deposit Certificate and DI - Interbank Deposit

Maturities of long-term amounts are as follows:

	2009	2008
2010	—	129,372
2011	115,844	141,406
2012	33,838	35,729
2013	313,986	298,186
After 2013	137,311	101,022
	600,979	705,715

Debentures issued by Gerdau S.A. The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 9.88% and 12.48% as of December 31, 2009 and December 31, 2008, respectively.

Debentures issued by Aços Villares S.A. The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market with a face value of R$ 10 totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010.

On December 01, 2009 the subsidiary Aços Villares S.A. exercised their right of early redemption for all of the issued debentures.

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, imports financing, prepayment financing, senior notes, perpetual bonds, Ten Years bonds, other financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on minority interests. These transactions are not conducted for speculative purposes nature and are intended to hedge the company against exchange rate fluctuations on foreign currency-denominated loans and against interest rate fluctuations.

Therefore, some of them are considered hedge instruments under hedge accounting and are recorded at their market values.

b) Market value – the market value of the aforementioned financial instruments is as follows:

	2009		2008
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	2,091,944	2,091,944	2,026,609	2,026,609
Short-term investments	2,727,404	2,727,404	3,464,200	3,464,200
Trade accounts receivable	2,585,709	2,585,709	3,683,933	3,683,933
Trade accounts payable	1,705,058	1,705,058	2,855,419	2,855,419
Imports financing	1,222,211	1,222,211	2,328,138	2,328,138
Prepayment financing	511,316	511,316	345,840	345,840
Senior Notes	—	—	939,472	928,691
Perpetual bonds	1,044,720	1,069,271	1,404,965	1,182,195
Ten Years Bonds	4,840,778	5,047,889	3,554,918	3,155,583
Other financing	6,300,911	6,300,911	13,809,754	13,809,754
Debentures	600,979	600,979	850,749	850,749
Related parties (assets)	50,718	50,718	59,092	59,092
Related parties (liabilities)	2,386	2,386	660	660
Unrealized gains on derivatives	20,034	20,034	78,180	78,180
Unrealized losses on derivatives	92,860	92,860	383,702	383,702
Other accounts receivable	361,197	361,197	587,201	587,201
Other accounts payable	584,491	584,491	861,881	861,881
Long-term incentive plan	—	48,914	—	37,785
Put options on minority interest	518,096	518,096	698,321	698,321

The market value of Ten-Year bond Securities and Perpetual bonds are based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

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

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last 6 years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 14) and debentures (note 15). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity Ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 14 and 15, respectively.

The following are the contractual maturities of financial liabilities:

	2009
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5
Long-term debt obligations	13,184,739	621,584	3,328,319	2,684,222	6,550,614
Debentures	600,979	—	463,668	42,380	94,931
Put option the remaining stake in PCS acquisition	56,483	—	56,483	—	—
Put option the remaining stake in Sipar acquisition	12,014	—	—	—	12,014
Put option granted to Santander Group on Corporación Sidenor acquisition	449,599	—	449,599	—	—
Total	14,303,814	621,584	4,298,069	2,726,602	6,657,559

	2008
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5

Long-term debt obligations	20,453,275	1,858,273	6,446,804	5,999,569	6,148,629
Debentures	850,749	145,034	270,778	333,914	101,023
Put option the remaining stake in PCS acquisition	145,025	—	145,025	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition	553,296	—	553,296	—	—
Total	22,002,345	2,003,307	7,415,903	6,333,483	6,249,652

The Company performed the following sensitivity analysis:

Premisses	Variance	Impact on statements of income
Foreign currency sensitivity analysis	5%	199,427
Interest rate sensitivity analysis	0.10%	66,858
Sensitivity analysis of changes in sales price of products and price of raw materials	1%	109,895
Sensitive analysis of interest rate swaps	0.10%	9,040
Sensitive analysis of currency swaps and NDF’s (Non Deliverable Forwards)	5%	2,960

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Financial Statements. The impact calculated considering such variation in the foreign exchange rate totals R$ 199,427 as of December 31, 2009 (R$ 325,140 as of December 31, 2008). The Company, based on forecasts made by the Brazilian Central Bank, believes that the dollar appreciation against the Brazilian Real for 2010 will be 3.25%.

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the oscillation of the exchange rate.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 66,858 as of December 31, 2009 (R$ 87,564 as of December 31, 2008). Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long-term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold and raw materials and other inputs totals R$ 109,895 as of December 31, 2009 (R$ 187,800 as of December 31, 2008). The company and its subsidiaries do not have hedges for commodities.

Sensitive analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitive analysis calculated by the Company considers the effects of either an increase or a decrease of 0.10% in the interest curve (Libor), and its impacts in the swaps mark to market. The calculated impact considering this interest rate fluctuation is, as of December 31, 2009, approximately US$5.19 million (R$ 9,040 as of December 31, 2009) which represents an increase or a decrease in these swaps mark to market. The contra entries to these effects would be recorded in the statement of income and in the statement of comprehensive income, in the amounts of R$ 2,075 and R$ 6,965, respectively.

Sensitive analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitive analysis calculated by the Company considers an effect of a 5% Real depreciation or appreciation against theses currencies and its effects on these derivatives mark to market.  The calculated impact considering this currency rate fluctuation is approximately US$1.7 million (R$ 2,960 as of December 31, 2009), which represents an increase or a decrease in these swaps mark to market. The contra entries to these effects would be recorded in the statement of comprehensive income.

d) Financial Instruments per Category

Summary of the financial instruments per category:

			Assets at fair value
		Assets at fair value	with gains and
		with gains and	losses recognized
December 31, 2009	Loans and	losses recognized	in shareholder’s
Assets	receivables	in income	equity	Available for sale	Total
Short-term investments	—	2,619,418	49,690	58,296	2,727,404
Unrealized gains on derivatives	—	20,034	—	—	20,034
Trade accounts receivable	2,585,709	—	—	—	2,585,709
Related parties	50,718	—	—	—	50,718
Other accounts receivable	361,197	—	—	—	361,197
Cash and cash equivalents	2,091,944	—	—	—	2,091,944
Total	5,089,568	2,639,452	49,690	58,296	7,837,006

		Liabilities at fair
	Liabilities at	value with gains
	market value with	and losses
	gains and losses	recognized in	Other financial
	recognized in the	shareholder’s	liabilities at
Liabilities	result	equity	amortized cost	Total
Trade accounts payable	—	—	1,705,058	1,705,058
Imports financing	—	—	1,222,211	1,222,211
Prepayment financing	—	—	511,316	511,316
Ten Years Bonds	—	—	4,840,778	4,840,778
Perpetual bonds	—	—	1,044,720	1,044,720
Other financing	—	—	6,300,911	6,300,911
Debentures	—	—	600,979	600,979
Related parties	—	—	2,386	2,386
Other accounts payable	—	—	584,491	584,491
Put options on minority interest	518,096	—	—	518,096
Unrealized losses on derivatives	81,180	11,680	—	92,860
Total	599,276	11,680	16,812,850	17,423,806

			Assets at fair value
		Assets at fair value	with gains and
		with gains and	losses recognized
December 31, 2008	Loans and	losses recognized	in shareholder’s
Assets	receivables	in income	equity	Available for sale	Total
Short-term investments	—	2,837,049	—	627,151	3,464,200
Unrealized gains on derivatives	—	78,180	—	—	78,180
Trade accounts receivable	3,683,933	—	—	—	3,683,933
Related parties	59,092	—	—	—	59,092
Other accounts receivable	587,201	—	—	—	587,201
Cash and cash equivalents	2,026,609	—	—	—	2,026,609
Total	6,356,835	2,915,229	—	627,151	9,899,215

		Liabilities at fair
	Liabilities at	value with gains
	market value with	and losses
	gains and losses	recognized in	Other financial
	recognized in the	shareholder’s	liabilities at
Liabilities	result	equity	amortized cost	Total
Trade accounts payable	—	—	2,855,419	2,855,419
Imports financing	—	—	2,328,138	2,328,138
Prepayment financing	—	—	345,840	345,840
Senior Notes	—	—	939,472	939,472
Perpetual bonds	—	—	1,404,965	1,404,965
Other financing	—	—	17,364,672	17,364,672
Debentures	—	—	850,749	850,749
Related parties	—	—	660	660
Other accounts payable	—	—	954,636	954,636
Put options on minority interest	698,321	—	—	698,321
Unrealized losses on derivatives	170,214	213,488	—	383,702
Total	868,535	213,488	27,044,551	28,126,574

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in Equity, all derivative financial instruments are interest rate swaps and NDFs (Non

Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The final assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It, therefore, considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Fair value measurement policy: The criterion for measuring the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset as well as the liability side, are estimated in independently and discounted to present value and the difference in the result between extremities generates the swap’s market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards (NDFs): Subsidiary Aços Villares S.A. has sale of NDFs designated as cash flow hedges in the notional amount of US$89.1 million, equivalent to R$ 155,141 as of December 31, 2009, under which the subsidiary assumes the average PTAX from the month before it is due and the bank assumes a fixed US dollar rate for the maturity date. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011. The fair value of this contract as of December 31, 2009, is a net gain of R$ 6,181. Changes in the fair value of the effective portion of the hedging instrument were recognized in a specific account of Equity totaling R$ 31,931 (net of taxes). Counterparts to this transaction include Banco Itaú S.A., UBS Pactual, and Unibanco S.A..

The subsidiary Diaco S.A. settled its NDFs  that matured on April 6, 2009 in order to protect itself from the exchange fluctuations of the US dollar in relation to the local currency linked to scrap purchases and other inputs used in the steel making process. The settlement amount of this contract was a gain of R$ 3,180 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Subsidiary Siderurgica del Perú S.A.A. (Siderperú), settled its NDFs that matured on July 17, 2009. This transaction was entered into due to the foreign exchange exposure on dollar-denominated financing with Continental Bank. The settlement amount of this contract was a net loss of R$913 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Subsidiary Gerdau Aza S.A. settled its NDF that matured on October 2, 2009. This NDF has been contracted in order to hedge against exchange fluctuations in the US dollar in relation to the local currency, which can impact the revenue of their exports and thereby adversely affect the margin. The fair value of this contract as of December 31, 2009, is a loss of R$ 921 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account. The counterpart for this transaction is Banco CorpBanca e Security.

Subsidiary Salomon Sack S.A. settled its NDF that matured on September 21, 2009. This NDF has been contracted in order to hedge against exchange fluctuations in the US dollar in relation to the local currency, in relation to the local currency linked to scrap purchases and other inputs used in the steel making process (Billets). The settlement amount of this contract was a net gain of R$130 and was recorded in the consolidated statement of income in the “Gains and losses with derivatives, net” account.

Subsidiary Cleary Holdings contracted the sale of NDF’s, which were designated as cash flow hedges with notional of US$14.17 million (R$ 24,683 as of December 31, 2009). This operation was conducted to hedge the exchange exposure of its agreements of coal selling in the external market, which are in US dollars. Because of its cost is stated in Colombian pesos, the operation was made with the objective of eliminating this exposure. The amount is divided in tranches, being the maturity of the last in February 02, 2010. The fair value of this contract as of December 31, 2009 is a net loss of R$ 584. The related contra entry was recorded in a specific Equity account. The counterpart for this transaction is Banco de Bogotá.

Swap Contracts

Interest rate swap

The subsidiary Aços Villares S.A. has swaps in the amount of US$ 39,18 million (R$ 68,220 as of December 31, 2009) in which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. The fair value of these contracts as of December 31, 2009 is a net loss of R$ 2,476. Counterparts for these transactions include Unibanco and ABN Amro Bank.

Subsidiary Gerdau Açominas S.A., settled in advance, in December 18, 2009, its interest rate swap contracted whereby it received a variable interest rate based on LIBOR and paid a fixed interest rate in US dollars. These swaps were contracted to hedge the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates in the same amount as the swap. Those debts were also settled. The settlement amount of this contract was a loss of R$ 10,344. The amount recognized on net income was a gain of R$ 2,450, registered on ‘Gains (Losses) on derivatives, net’. The counterparts to this transaction are JP Morgan and Citibank.

The Company, through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between September 21, 2009 and December 21, 2011. The notional values of these contracts together were US$300 million (R$ 522,360 as of December 31, 2009). These transactions were entered into in order to optimize the financial cost of the Company’s Guaranteed Perpetual Senior Securities based on the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk, however, this risk is related to its business, and the Company also has dollar-denominated assets that justify this operation. The fair values of these contracts as of December 31, 2009, are a loss of R$16,068 and a gain of R$ 13,853, generating a net loss of R$ 2,215.

Also through its subsidiary GTL Equity Investments Corp., the Company contracted as interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. The notional value of this contract is US$7.5 million (R$ 13,059 as of December 31, 2009). This swap was contracted in order to minimize the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates. The fair values of these contracts as of December 31, 2009, is a net loss of R$ 680.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú has an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a notional value of US$ 64.29 million, equivalent to R$ 111,942 as of December 31, 2009 and matures on April 30, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract as of December 31, 2009, is a net loss of R$ 5,818. The counterpart to this transaction is Banco Bilbao Vizcaya (BBVA).

Subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the fluctuation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a notional value of US$1 billion, which is equivalent to R$ 1,741,200 as of December 31, 2009. Fixed rates for these swaps are between 3.3005% and 3.7070% and they mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps as of December 31, 2009 is a net loss of R$ 65,856, which generates an effect net of taxes of R$ 38,281 in an specific account of Equity. The counterparts to this transaction are ABN Amro Bank, HSBC, and JP Morgan.

Subsidiary Gerdau MacSteel settled in advance swaps of interest rates, which had the objective of exchanging its floating LIBOR for a fixed rate, in order to reduce its exposure to fluctuations in the LIBOR rate for its Term Loan Facility, which was already settled. Because of the Term Loan Facility have been contracted at floating LIBOR rates, the Company opted to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. The settlement amount of this contract was a loss of R$ 19,052 and was recorded in the statement of income on ‘Gains (Losses) on derivatives, net’ account. The counterparts to this transaction were the banks Standard Chartered, Calyon and Bank of Tokyo.

Cross Currency Swap

Subsidiary Gerdau Açominas S.A. settled in advance on December 18, 2009, a coupon swap contract whereby it received a variable interest rate based on Japanese LIBOR in Japanese yen and paid a fixed rate in US dollars. This operation had the objective of hedgeing the exchange rate from the “fee” paid in transaction costs as it is in Japanese yen. The settled amount of this contract was a gain of R$ 1,574. The effect of this swap in the income of the year was a loss of R$ 2,579 and was recorded on ‘Gains (Losses) on derivatives, net’ account. The counterpart to this transaction was Citibank.

Subsidiary Gerdau Açominas S.A. settled in advance on December 18, 2009, a swap contract whereby it received a variable interest rate based on Japanese LIBOR in Japanese yen and paid a fixed interest rate in US dollars. This swap was entered into operation because the Company had a debt in Japanese yens, which has also been settled. Under this policy, it is not allowed to contract debts in currencies in which the Company does not generate income, and therefore it was necessary to enter into this swap. The settled amount of this contract was a gain of R$ 43,013. The effect of this swap in the income of the year was a loss of R$ 21,993 and was recorded on ‘Gains (Losses) on derivatives, net’ account. The counterpart to this transaction was Citibank.

Guarantee Margins

The Company has contracts of derivative financial instruments, which establish the possibility of constitution of deposits and/or guarantee margins when the mark-to-market amounts of these instruments exceed the limits established in each contract. As of December 31, 2009, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
	Position		2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Contracts for Asset Protection
Forward
Aços Villares S.A.			US$ 89.1 million	US$ 188.8 million	(21,950)	(53,228)	31,931	(44,390)	6,181	—	—	(109,466)
Diaco S.A			—	US$ 15.4 million	3,180	15,275	—	—	—	2,720	—	—
Siderúrgica del Perú S.A.A. - Siderperú			—	US$ 6.29 million	(913)	114	—	—	—	110	—	—
Gerdau Aza S.A.			—	US$ 3.1 million	(921)	(201)	—	—	—	7,205	—	(7,406)
Salomon Sack			—	—	130	—	—	—	—	—	—	—
Cleary Holdings			US$ 14.17 million	—	(50)	—	(584)	—	—	—	(584)	—
					(20,524)	(38,040)	31,347	(44,390)	6,181	10,035	(584)	(116,872)

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1.94%	US$ 39.18 million	US$ 59 million	(5,671)	1,766	—	—	—	—	(2,476)	(4,010)
	payable edge	6.95%
Gerdau Açominas S.A.	receivable edge	Libor 6M + (0.20% - 2.15%)	—	US$ 208.5 million	2,450	(19,116)	—	—	—	—	—	(22,906)
	payable edge	5.64% - 7.05%
Siderúrgica del Perú	receivable edge	Libor 6M + 0.90%	US$ 64.29 million	US$ 75 million	(5,818)	(13,568)	—	—	—	—	(7,196)	(13,134)
S.A.A. - Siderperú	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1.37%	US$ 1 billion	US$ 1 billion	—	(5,747)	(38,281)	(87,467)	—	—	(65,856)	(147,243)
	payable edge	3.48%
Gerdau MacSteel	receivable edge	Libor 6M	—	US$ 400 million	(19,052)	—	—	(23,328)	—	—	—	(40,009)
Holdings Inc.	payable edge	3.59%
GTL Equity Investments	receivable edge	Libor 6M	US$ 7.5 million	—	(874)	—	—	—	—	—	(680)	—
Corp.	payable edge	3.48%
GTL Equity Investments	receivable edge	4,51% a.a.	US$ 300 million	US$ 300 million	47,883	(39,528)	—	—	13,853	—	(16,068)	(39,528)
Corp.	payable edge	3,51% a.a.
					18,918	(76,193)	(38,281)	(110,795)	13,853	—	(92,276)	(266,830)

Cross currency swap
Gerdau Açominas S.A.	receivable edge payable edge		—	US$ 250.3 million	(2,579)	5,403	—	—	—	4,417	—	—
Gerdau Açominas S.A.	receivable edge payable edge		—	US$ 224.5 million	(21,993)	46,434	—	—	—	63,728	—	—
					(24,572)	51,837	—	—	—	68,145	—	—
					(26,178)	(62,396)	(6,934)	(155,185)	20,034	78,180	(92,860)	(383,702)

The fair value effects were classified in the Balance sheet as follows:

	2009	2008
Unrealized gains on derivatives
Current assets	5,737	10,035
Non-current assets	14,297	68,145
	20,034	78,180
Unrealized losses on derivatives
Current liabilities	(2,483)	(69,435)
Non-current liabilities	(90,377)	(314,267)
	(92,860)	(383,702)
Net effect	(72,826)	(305,522)

f) Put options on minority interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. Furthermore, the Company guaranteed to pay to Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2009, such potential obligation totaled R$ 449,599 (R$ 553,296 as of December 31, 2008).

Gerdau Ameristeel has the call option for 16% of the remaining stake in Pacific Coast Steel (PCS), which can be exercised after 5 years from the purchase date, which took place on November 1, 2006. Additionally, the minority shareholders also have the option to sell the remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied proportionally by 5 in the first two years and 6.75 in the last three years. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining interest to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on minority interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as non-controlling interests. As of December 31, 2009 the amount recorded as potential obligation is R$ 56,483 (R$ 145,025 as of December 31, 2008).

The Company has a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity have the option to sell its 7.25% of its remaining interest to the Company. The option can be exercised either by the Company or the non-controlling shareholders as from 2010, being this interest must necessarily be acquired by 2015. The contract establishes the amount of US$6.9 million (R$ 12,014 as of December 31, 2009), adjusted by the fluctuation in the sales level by 10% up or down until the option be exercised.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds in the amount of US$ 1.5 billion, which were made in order to provide part of the resources for the acquisition of Chaparral Steel Company and Gerdau MacSteel Inc. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectivity of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Equity account as from October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

The Company performed retrospective and prospective effectiveness tests on December 31, 2009 in compliance with regulation IAS 39 and demonstrated high effectiveness for the net investment hedge. As a result of this operation, the Company recognized an unrealized gain of R$ 893,700 in 2009 (loss of R$ 634,050 in 2008) in the statement of comprehensive income.

h) Fair value measurement:

IFRS 7 defines fair value as the price that would be received for an asset or paid for transferring a liability (exit price) in the principal or most advantageous market for the asset or liability in a regular transaction between market participants on the day of calculation. IFRS 7 also establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS 7 describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs) because market activity is insignificant or does not exist.

As of December 31, 2009, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value and subject to disclosure requirements of IFRS 7 as of December 31, 2009, are as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		Active Markets	Significant	Significant
		for Identical	Other	Unobservable
		Assets	Observable	Inputs
	2009	(Level 1)	Inputs (Level 2)	(Level 3)
Current assets
Short-term investments
Trading	2,619,418	2,471,136	148,282	—
Available for sale	58,296	14,766	43,530	—
Derivatives	5,737	—	5,737	—

Non-current assets
Long-term investments
Available for sale	49,690	—	—	49,690
Derivatives	14,297	—	14,297	—

Current liabilities
Derivatives	2,483	—	2,483	—

Non-current liabilities
Derivatives	90,377	—	90,377	—
Put options on minority interest
Sidenor	449,599	—	—	449,599
PCS	56,483	—	—	56,483
Sipar	12,014	—	—	12,014
	3,358,394	2,485,902	304,706	567,786

Changes in the measurements using significant unobservable inputs (Level 3):

Assets
Balance as of December 31, 2008	77,563
(-) Interests and other contractual obligations	(8,098)
(-) Gains and losses on conversion	(6,028)
(-) Sales of investments	(13,747)
Balance as of December 31, 2009	49,690

Liabilities
Balance as of December 31, 2008	698,321
(-) Interests and other contractual obligations	(49,067)
(-) Gains and losses on conversion	(143,172)
(+) Additions on put options on minority interest	12,014
Balance as of December 31, 2009	518,096
567,786

NOTE 17 — TAXES PAYABLE

	2009	2008
Income tax and social contribution taxes	124,759	73,209
Payroll charges	89,171	121,036
ICMS (state VAT)	70,251	37,938
COFINS (tax on revenue)	28,143	34,833
IPI (federal VAT)	5,197	3,033
PIS (tax on revenue)	6,108	7,449
Withholding income tax	76,983	47,506
Taxes in installments	176,374	19,265
IVA (value-added tax)	23,578	29,749
Others	75,117	143,254
	675,681	517,272

NOTE 18 — PROVISIONS AND CONTINGENT OBLIGATIONS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil, and tax matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of December 31, 2009.

The balances of the provisions are as follows:

I) Provisions

		2009	2008
a) Tax provisions
ICMS (state VAT)	(a.1)	55,448	33,300
CSLL (social contribution tax)	(a.2)	53,259	42,445
IRPJ - Corporate Income Tax	(a.3)	—	16,832
INSS (social security contribution)	(a.4)	35,698	43,842
ECE (Emergency Capacity Charge)	(a.5)	33,996	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	21,895	21,802
II (import tax)/IPI (excise tax) Drawback	(a.6)	921	122,175
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	78,950	—
Other tax provisions	(a.8)	15,483	14,927
		295,650	329,319
b) Labor provisions	(b.1)	141,507	124,479
c) Civil provisions	(c.1)	10,014	13,278
		447,171	467,076

The changes in the tax, labor and civil provisions are shown below:

	2009	2008	2007
Balance at the beginning of the year	467,076	489,103	402,795
(+) Amounts accrued against expense	112,203	105,035	86,834
(-) Reversal of amounts against income	(128,243)	(144,037)	(42,427)
(+) Foreign exchange effect on provisions in foreign currency	(3,865)	4,034	311
(+) Company acquisitions	—	12,941	41,590
Balance at the end of the year	447,171	467,076	489,103

a) Provision for tax issues

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

a.2) This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

a.3) Reversal of corporate income tax accrued.

a.4) Litigation related on social security contributions, mostly Tax Enforcement Actions and annulment proceedings in progress in the federal courts of first and second instance. The reduction in value is due to accession to the installment payment under this Law 11941/2009.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of their industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is why the contingency will be reversed as the process are finished, with the consequent conversion of the deposit into income. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

a.6) This reserve is intended to cover amounts required by the Federal Revenue Service for Import Tax, Excise Tax and applicable charges on transactions. The reduction in value is due to accession to the installment payment under the Law 11.941/2009 and MP 470/2009. The remaining amount relates to discussions about the right of the tax credit.

a.7) This reserve is considered for the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax bases.

a.8) The provision was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Provision for labor issues

b.1) The Company and its subsidiaries are also a party to labor claims. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Provision for civil issues

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of business, which totaled as of December 31, 2009 the amount shown as provision liabilities.

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 54,807. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is the defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount sought is currently R$ 37,503. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products.

a.3) The Company and its subsidiaries Gerdau Aços Longos S.A. e Gerdau Comercial de Aços S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, and whose demands reach a total of R$ 167,179. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

a.4) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 36,632. No provision has been recorded for these lawsuits since they were assessed as possible loss by the legal counsel.

a.5) The Company migrated from the Tax in Installments Alternative to REFIS (Tax Debt Refinancing Program) for the Tax in Installments prescribed by Law 11941/2009. Amount consolidation will be made at a later date, in accordance with legislation.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), they were of the opinion that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

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

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070).

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

These lawsuits arose from an accident with the blast furnace regenerators on March 23, 2002, which resulted in loss of production, material damages, and loss of profits. In 2002 it sued for indemnities of approximately R$ 110 million based on the costs incurred during the period for equipment downtime and immediate expenses incurred to temporarily recover the equipment. Subsequently, new amounts were added to the dispute, as stated in the Company’s plea, although not yet recorded. The case is still in the hands of the court appointed engineering and accounting experts.

Management considers that the risk of losses from other contingencies affecting the net income of operations or the consolidated financial position of the Company is not more likely than not.

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

a.2) The Company had the expectation to recover IPI premium credits. Because of the STF judgment, which happened in 2009, there is no more possibility to recover this credit.

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2009	2008
Tax	297,332	227,484
Labor	26,167	27,984
Civil	1,179	3,152
	324,678	258,620

NOTE 19 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	2009	2008
Assets
Joint-controlled entities

Joint ventures América do Norte	—	2,724
Associate Companies
Armacero Ind. Com. Ltda.	3,618	5,030

Others
Fundação Gerdau	46,894	51,261
Others	206	77
	50,718	59,092

Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	(822)	—

Associate Companies
Armacero Ind. Com. Ltda.	(599)	(636)

Others
Fundação Gerdau	(952)	—
Others	(13)	(24)
	(2,386)	(660)
	48,332	58,432

Loans and advances to executive officers	323	304

	2009	2008	2007
Net financial income (expenses)	28,356	(47,512)	14,800

b)              Financial transactions

	Trading securities		Income (expenses)
	2009	2008	2009	2008	2007
Related party
Banco Gerdau S.A. - CDB	—	55,173	1,480	10,787	12,796
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	—	—	(22,108)	(15,785)	(21,382)

(*) Guarantees granted of loans.

c)              Guarantees granted

The Company has guaranteed the financing contracts of the subsidiary Gerdau Açominas S.A. in the amounts of R$ 1,222,211as of December 31, 2009.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan of up to US$ 150 million (R$ 261,800 as of December 31, 2009). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 121,884 on December 31, 2009) for this same subsidiary.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$25 million (R$ 43,530 as of December 31, 2009).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 46,805, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas Ltd. and Gerdau Ameristeel Corporation are the guarantors to the subsidiary GNA Partners in financing agreement in the current amount of US$ 1.69 billion (R$ 2,942,628 as of December 31, 2009).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,611,800 as of December 31, 2009).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement in the amount of up to US$ 100 million (R$ 174,120 as of December 31, 2009).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 71.6 billion (R$ 60,942 as of December 31, 2009).

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 104 million (R$ 181,536 as of December 31, 2009).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 928 thousand (R$ 1,615 as of December 31, 2009).

The Company provides guarantee for the loan contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200 million (R$ 348,240 as of December 31, 2009).

The Company provides guarantee to the subsidiary Gerdau Açominas S.A. in a loan agreement with Banco Bradeso S.A. in the amount of US$ 150 million (R$ 261,180 as of December 31, 2009).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) totaling US$ 1.25 billion (R$ 2,176,500 as of December 31, 2009).

d)              Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 9.8768% as of December 31, 2009 (12.3798% as of December 31, 2008). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of raw materials and products are made under terms and conditions in the contract between the parties and under usual market conditions.

e)              Management compensation

Gerdau S.A. paid to its management salaries and variable compensation in a total of R$ 62,667 in 2009 (R$ 68,692 in 2008 and R$ 67,271 in 2007).

In 2009, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 509 for the Defined benefit plan, and R$ 275 for the Defined contribution plan (R$ 89 and R$ 266 in 2008 and R$ 78 and R$ 239 in 2007 respectively).

The stock option granted to management members is as follows:

											Accumulated stock options
Beginning of vesting period	apr/03	apr/03	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/07	dec/08
Exercises from	jan/08	jan/06	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/13	jan/14
Exercises until	dec/12	dec/12	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/17	dec/18
Exercise price per share (R$):	2.65	2.65	6.78	10.58	10.58	12.86	17.50	26.19	26.19	14.91
Total granted to Board members	1,818,924	2,565,907	679,834	587,140	274,700	1,157,970	882,674	655,914	20,600	1,260,331	9,903,994
Exercised options	1,818,924	2,565,907	27,917	—	37,061	—	—	—	—	—	4,449,809

f)                Investment funds administration

Until September 04, 2009, the Company maintained marketable securities in investment funds administered by Gerval D.T.V.M. Ltda.. Currently, these funds are managed by third parties. Such marketable securities consist of time deposits and debentures issued by the main Brazilian banks, as well as Treasury Bills issued by the Brazilian Federal Government.

NOTE 20 — EMPLOYEE BENEFITS

Considering all kinds of employee benefits granted by the Company and its subsidiaries, assets and liabilities as of December 31, 2009, are as follows:

	2009	2008
Actuarial assets — defined benefit pension plan	476,701	209,312
Actuarial assets — defined contribution pension plan	39,659	62,135
Total assets	516,360	271,447

Actuarial liabilities — defined benefit pension plan	433,522	617,567
Acturial liabilities - Post-employment health care benefit	243,156	302,401
Retirement and termination benefit liabilities	284,622	356,017
Total liabilities	961,300	1,275,985

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

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees and provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries and Gerdau MacSteel. The assets of the Plans are comprised mainly of marketable securities.

Brazilian plans

The current expense of the defined benefit pension plans is as follows:

	2009	2008	2007
Cost of current service	47,807	40,448	34,479
Cost of interest	122,140	103,952	92,126
Expected return on plan assets	(219,615)	(194,660)	(169,095)
Expected contribution from employees	(11,359)	(10,508)	(5,885)
Net pension benefit	(61,027)	(60,768)	(48,375)

The reconciliation for assets and liabilities of the plans is as follows:

	2009	2008
Total obligations	(1,267,644)	(1,153,712)
Fair value of the assets of the plan	2,308,824	1,837,694
Balance of assets	1,041,180	683,982
Total assets, net	1,041,180	683,982
Restriction on actuarial assets due to restrictions of recovery	(568,965)	(455,436)
Net asset	472,215	228,546
Assets recognized	472,215	228,546

Changes in plan assets and actuarial liabilities were as follows:

	2009	2008	2007
Variation of the plan obligations
Obligation at the begining of the year	1,153,712	1,014,603	899,508
Cost of service	47,807	40,448	34,479
Cost of interest	122,140	103,952	92,126
Payments of the benefits	(42,775)	(30,158)	(26,346)
Actuarial gains on the obligation	(12,725)	25,106	14,836
Others	(515)	(239)	—
Obligation at the end of the year	1,267,644	1,153,712	1,014,603

	2009	2008	2007
Variation of the plan assets
Fair value of the plan assets at the begining of the year	1,837,694	1,701,896	1,416,097
Return of the plan assets	333,268	194,660	169,095
Contributions from sponsors	15,460	25,789	21,691
Contributions from participants	3,360	11,107	9,171
Payments of benefits	(42,775)	(30,158)	(26,346)
Actuarial gains (losses) on the assets	162,458	(65,071)	112,188
Others	(641)	(529)	—
Fair value of plan assets at the end of the year	2,308,824	1,837,694	1,701,896

Amounts recognized as actuarial gains and losses in Equity are as follows:

	2009	2008	2007
Gains and losses recognized in Equity
Actuarial (gains) losses in plan assets	(162,458)	65,071	(112,188)
Actuarial (gains) losses in obligations	(12,725)	25,106	14,836
Actuarial losses (gains) in contributions from employees	7,999	(599)	(3,286)
Actuarial gains (losses) recognized in Equity	(167,184)	89,578	(100,638)

The historical actuarial gains and losses of the plan are as follows:

	2009	2008	2007	2006
Defined benefit obligation	(1,267,644)	(1,153,712)	(1,014,603)	(899,508)
Fair value of the plan assets	2,308,824	1,837,694	1,701,896	1,416,097
Superavit	1,041,180	683,982	687,293	516,589
Experience adjustments on plan liabilities	(12,725)	25,106	14,836	36,411
Experience adjustments on plan assets	(162,458)	65,071	(112,188)	(82,258)

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in Equity.

The target allocation for 2010 is shown below:

	Gerdau Plan	Açominas Plan
Fixed income	65.5%	85.2%
Variable income	34.5%	12.7%
Real estate	—	0.3%
Loans	—	1.8%
Total	100%	100%

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

The Açominas Plan intends to achieve expected investment returns in the short and long-term through the best ratio of risk to expected return. Goals for allocation according to investment policy targets are as follows: fixed income 70% to 100%, variable income 0% to 25%, real estate allocation 0% to 5%, and loans 1% to 5%.

North American Plans

The current expense of the defined benefit pension plans is as follows:

	2009	2008	2007
Cost of current service	54,839	64,615	44,633
Cost of interests	83,360	89,727	62,422
Expected return on plan assets	(66,026)	(93,327)	(68,602)
Cost of past service	1,350	—	—
Curtailments effects	(45,581)	—	—
Net cost pension benefit	27,942	61,015	38,453

The reconciliation of plane assets and liabilities is as follows:

	2009	2008
Total of the obligations	(1,472,773)	(1,625,859)
Fair value of the plan assets	1,043,737	1,023,045
Total liabilities, net	(429,036)	(602,814)
Recognized asset	4,486	7,370
Recognized liabilities	(433,522)	(610,184)

Changes in plan assets and actuarial liabilities were as follows:

	2009	2008	2007
Variation of the benefits obligation
Obligation at the begining of the year	1,625,859	1,174,212	1,262,617
Acquisition of companies	—	179,159	45,839
Cost of service	54,839	64,615	44,633
Cost of interests	83,360	89,727	62,421
Contributions from sponsors	—	—	—
Payments of the benefits	(58,507)	(67,106)	(44,949)
Changes in plan	(448)	914	—
Reduction of losses	(45,580)	(4,896)	—
Actuarial losses (gains) on the obligation	195,775	(40,482)	(64,799)
Exchange variations	(382,525)	229,716	(131,550)
Obligation at the end of the year	1,472,773	1,625,859	1,174,212

	2009	2008	2007
Variation of the plan assets
Fair value of plan assets at the begining of the year	1,023,045	942,416	983,029
Acquisition of companies	—	158,633	16,599
Return of the plan assets	66,026	95,614	66,031
Contributions from sponsors	122,270	116,356	60,894
Payments of benefits	(49,355)	(67,106)	(44,949)
Changes in the plan	1,797	—	—
Actuarial gains (losses) on the assets	74,924	(392,123)	(46,971)
Exchange variations	(194,970)	169,255	(92,217)
Fair value of plan assets at the end of the year	1,043,737	1,023,045	942,416

The past performance for actuarial gains and losses of the plan is as follows:

	2009	2008	2007	2006
Defined benefit obligation	(1,472,773)	(1,625,859)	(1,174,212)	(1,262,617)
Fair value of the plan assets	1,043,737	1,023,045	942,416	983,029
Deficit	(429,036)	(602,814)	(231,796)	(279,588)
Experience adjustments on plan liabilities	195,775	(40,482)	(64,799)	30,396
Experience adjustments on plan assets	74,924	(392,123)	(46,971)	53,719

Amounts recognized as actuarial gains and losses in Equity are as follows:

	2009	2008	2007
Gains and losses recognized in Equity
Actuarial (gains) losses in plan assets	(74,924)	392,123	46,422
Actuarial losses (gains) in obligations	195,775	(40,482)	(69,978)
Reduction of losses	—	(1,220)	—
Actuarial losses (gains) recognized in Equity	120,851	350,421	(23,556)

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

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 70% in shares and 30% in debt securities. The policy also expresses that it will reallocate the assets of the plan when a class of assets reaches the minimum or maximum allocation and that this rebalancing will be done within a reasonable time.

The allocation of the assets of the plan as of December 31, 2009 is demonstrated below:

Equity securities	62.0%
Debt securities	35.7%
Real estate	0.2%
Others	2.1%
100%

The table below shows a summary of the assumptions used for both the Company and consolidated to calculate and record the defined benefit plans in 2008 and 2008, respectively:

	2009
			North America
	Gerdau Plan	Açominas Plan	Plan
Average rate of discount	10.77%	10.77%	5.75% - 6.25%
Rate of increase in compensation	8.68%	7.11%	3.50% - 4.25%
Expected rate of return on assets	11.11%	10.46%	7.50% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and / or the service

	2008
			North America
	Gerdau Plan	Açominas Plan	Plan
Average rate of discount	10.77%	10.77%	6.25% - 7.25%
Rate of increase in compensation	8.68%	7.11%	3.50% - 4.25%
Expected rate of return on assets	12.12%	11.63%	7.00% - 8.00%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	1994 Uninsured Pensioners Mortality Table
Rate of rotation	Based on service and salary level	None	Based on age and / or the service

b)              Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. The total cost to these plans was R$ 8,269 in 2009 (R$ 7,004 in 2008). This employee benefit plan has an actuarial surplus made up by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan, which may be used to compensate future contributions from the sponsors. The asset balance recorded for this defined contribution pension plan was R$ 39,659 in 2009 (R$ 62,135 in 2008).

Foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of their salary. The total cost to these plans was R$ 23,771 in 2009 (R$ 29,903 in 2008).

c)              Post-employment health care benefit plan

The North American plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic cost of post-employment health care benefits is as follows:

	2009	2008	2007
Cost of current service	4,100	5,117	6,595
Cost of interests	13,576	11,802	15,859
Cost of past service	—	105	—
Curtailments effects	(14,312)	—	—
Net cost pension benefit	3,364	17,024	22,454

The status of the funds post-employment health benefits is as follows:

	2009	2008
Total of the obligations	(243,156)	(281,290)
Past service cost not recognized	—	1,040
Total net liabilities	(243,156)	(280,250)

Changes in plan assets and actuarial liabilities were as follows:

	2009	2008	2007
Change in benefit obligation
Benefit obligation at beginning of the year	281,290	218,046	236,579
Companies aquisition	—	15,501	—
Cost of service	4,100	5,117	6,595
Cost of interest	13,576	11,802	15,859
Contributions from participants	2,648	—	—
Payment of benefits	(11,474)	(10,711)	(8,141)
Curtailments and termination benefits	(14,311)	—	—
Actuarial losses (gains) in obligations	30,089	(16,796)	2,007
Exchange variations	(62,762)	58,331	(34,853)
Benefit obligation at the end of the year	243,156	281,290	218,046

	2009	2008	2007
Change in plan assets
Contributions from sponsors	11,474	10,711	8,141
Payments of benefits	(11,474)	(10,711)	(8,141)
Fair value of plan assets at end of the year	—	—	—

The past performance of actuarial gains and losses of the plan is as follows:

	2009	2008	2007	2006
Defined benefit obligation	(243,156)	(281,290)	(218,046)	(236,579)
Deficit	(243,156)	(281,290)	(218,046)	(236,579)
Experience adjustments on plan liabilities	30,089	(16,796)	2,007	938

The amounts recognized as actuarial gains and losses in Equity are as follows:

	2009	2008	2007
Gains and losses recognized in Equity
Losses (gains) on actuarial obligation	30,089	(16,796)	2,007
Actuarial losses (gains) recognized in Equity	30,089	(16,796)	2,007

The accounting assumptions adopted for post-employment health benefits are as follows:

North America Plan
	2009	2008
Average rate of discount	5.75% - 6.25%	6.25% - 7.25%
Health treatment - rate assumed next year	8.50% - 9.00%	9.00% - 9.70%
Assumed rate of decline in the cost to achieve in the years of 2016 to 2018 (in 2009) and in 2014 to 2016 (as of 2008)	5.00% - 5.50%	5.00% - 5.50%

d)              Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 284,622 as of December 31, 2009 (R$ 356,017 as of December 31, 2008).

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

NOTE 21 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 76,477 as of December 31, 2009 (R$ 9,835 as current liabilities and R$ 66,642 as non-current liabilities). Of this total, R$ 25,863 corresponds to the Brazilian subsidiaries (R$ 28,896 as of December 31, 2008) and R$ 50,614 to the foreign subsidiaries (R$ 63,859 as of December 31, 2008). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 22 — EQUITY — PARENT COMPANY GERDAU S.A.

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

On December 31, 2009 and 2008, 496,586,494 common shares and 934,793,732 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 14,184,805. The shares are distributed as follows:

	Shareholders
	2009
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4
Brazilian institutional investors	20,810,696	4.2	136,854,752	14.6	157,665,448	11.0
Foreign institutional investors	24,749,272	5.0	328,887,708	35.2	353,636,980	24.7
Other shareholders	71,110,803	14.3	188,613,613	20.2	259,724,416	18.1
Treasury stock	1,697,538	0.3	9,083,997	1.0	10,781,535	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

	2008
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	378,263,757	76.2	271,353,662	29.0	649,617,419	45.4
Brazilian institutional investors	17,205,645	3.5	145,132,331	15.7	164,337,976	11.5
Foreign institutional investors	25,757,428	5.2	309,427,863	33.1	335,185,291	23.4
Other shareholders	73,662,126	14.8	197,605,475	21.2	271,267,601	18.9
Treasury stock	1,697,538	0.3	9,274,401	1.0	10,971,939	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

	2007
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	346,919,714	74.9	247,479,038	28.4	594,398,752	44.5
Brazilian institutional investors	18,425,952	4.0	145,170,942	16.6	163,596,894	12.3
Foreign institutional investors	26,868,552	5.8	279,676,654	321	306,545,206	23.0
Other shareholders	70,999,798	15.3	189,712,146	21.8	260,711,944	19.5
Treasury stock	—	—	9,933,302	1.1	9,933,302	0.7
	463,214,016	100.0	871,972,082	100.0	1,335,186,098	100.0

The Company is indirectly controlled by Cindac Empreendimentos e Participações S.A.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows

	2009				2008		2007
	Common shares	R$	Preferred shares	R$	Preferred shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,274,401	122,263	9,925,047	106,667	10,206,688	109,609
Repurchases	—	—	500,000	11,071	2,000,000	49,702	—	—
Exercise of stock options (note 26)	—	—	(690,404)	(9,206)	(2,650,646)	(34,106)	(273,386)	(2,942)
Closing balance	1,697,538	557	9,083,997	124,128	9,274,401	122,263	9,933,302	106,667

On August 27, 2009, the Board of Directors approved the buyback of 500,000 preferred shares to meet share surrenders under the Company’s long-term incentive plan. The average price of these share buybacks was R$ 22.14.

As of December 31, 2009, the Company had 9,083,997 preferred shares in treasury, totaling R$ 124,128. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During 2009, 690,404 shares were delivered for the exercise of shares options with losses of R$ 2,408, which were recorded in the Stock options account. The average price of these shares was R$ 13.33, ranging from R$ 2.65 to R$ 26.19.

c) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

f) Other reserves — Include: unrealized actuarial gains and losses on postretirement benefits, cumulative translation differences, unrealized gains and losses on net investment hedge, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of  adjusted net income arrived at in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 123,164 for the year.

The interest on capital and dividends totaling R$ 362,247 credited during the year is shown as follows:

	2009	2008	2007(*)
Net income (**)	1,122,860	2,881,243	2,288,310
Constitution of legal reserve	(56,143)	(144,062)	(114,416)
Constitution of the reserve tax incentives	(93,428)	(178,984)	—
Adjusted net income	973,289	2,558,197	2,173,894

(*) Net income before the application of Law No. 11638/07 and Provisional Measure n º 449/08.

(**) Net income of the parent company Gerdau SA found in their corporate books prepared in accordance with accounting practices adopted in Brazil.

	Earnings in year
Period	Nature	R$ /share	Credit	Payment	2009	2008	2007
1° quarter	Interest	—	—	—	—	291,154	225,271
2° quarter	Dividends	—	—	—	—	511,333	192,160
3° quarter	Interest	0.08	11/16/2009	11/26/2009	106,539	—	—
3° quarter	Dividends	—	—	—	—	255,671	225,295
4° quarter	Interest	0.18	12/28/2009	12/03/2010	255,708	—	—
4° quarter	Dividends	—	—	—	—	56,816	192,163
Interest on capital and dividends					362,247	1,114,974	834,889
Credit per share (R$)					0.25	0.79	0.63
Shares Outstanding (thousand)					1,420,599	1,420,408	1,325,253

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

NOTE 23 — EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	2009
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	390,864	731,102	1,121,966

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares	494,888,956	925,676,955

Earnings per share (in R$) — Basic	0.79	0.79

	2008
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,375,415	2,565,090	3,940,505

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares	485,403,980	905,257,476

Earnings per share (in R$) — Basic	2.83	2.83

	2007
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,240,907	2,308,974	3,549,881

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares	463,214,016	861,908,769

Earnings per share (in R$) — Basic	2.68	2.68

Diluted

	2009	2008	2007
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	731,102	2,565,090	2,308,974
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In 2007, also had the additional stock options stake in the capital of Diaco S.A.	786	2,909	10,746
	731,888	2,567,999	2,319,720

Net income allocated to common shareholders	390,864	1,375,415	1,240,907
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In 2007, also had the additional stock options stake in the capital of Diaco S.A.	(786)	(2,909)	(10,746)
	390,078	1,372,506	1,230,161

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	485,403,980	463,214,016
Preferred Shares
Weighted-average number of preferred shares outstanding	925,676,955	905,257,476	861,908,769
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,864,129	2,948,008	4,381,764
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of Gerdau S.A.	—	—	7,194,124
Total	928,541,084	908,205,484	873,484,657

Earnings per share — Diluted (Common and Preferred Shares)	0.79	2.83	2.66

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2009	2008	2007
Gross sales	30,124,727	46,724,857	34,184,266
Taxes on sales	(3,031,102)	(4,116,386)	(2,990,649)
Discounts	(553,575)	(700,626)	(580,089)
Net sales	26,540,050	41,907,845	30,613,528

NOTE 25 - LONG-TERM INCENTIVE PLANS

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

a)         Summary of changes in the plan:

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	December 31,				December 31,
Year of grant	price - R$	period	price - 2009	2008	Granted	Cancelled	Exercised	2009
2003	2.65	5 years	20.64	62,106	—	—	(62,106)	—
2004	6.78	5 years	20.64	1,349,859	—	—	(243,130)	1,106,729
2005	10.58	3 years	20.64	470,263	—	(6,870)	(38,307)	425,086
2005	10.58	5 years	20.64	1,155,565	—	—	(48,297)	1,107,268
2006	12.86	5 years	20.64	1,839,817	—	(7,097)	(150,104)	1,682,616
2007	17.50	5 years	20.64	1,455,728	—	(12,079)	(106,889)	1,336,760
2008	26.19	5 years	20.64	1,180,300	—	(13,477)	(38,013)	1,128,810
2009	14.91	5 years	20.64	—	2,285,238	(35,529)	(3,593)	2,246,116
				7,513,638	2,285,238	(75,052)	(690,439)	9,033,385

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	December 31,				December 31,
Year of grant	price - R$	period	price - 2008	2007	Granted	Cancelled	Exercised	2008
2003	2.65	5 years	26.49	2,356,866	—	(47)	(2,294,713)	62,106
2004	6.78	5 years	26.49	1,414,594	—	(39,694)	(25,041)	1,349,859
2005	10.58	3 years	26.49	837,612	—	(11,596)	(355,753)	470,263
2005	10.58	5 years	26.49	1,215,248	—	(41,732)	(17,951)	1,155,565
2006	12.86	5 years	26.49	1,894,160	—	(33,723)	(20,620)	1,839,817
2007	17.50	5 years	26.49	1,531,098	—	(66,782)	(8,588)	1,455,728
2008	26.19	5 years	26.49	—	1,202,974	(19,621)	(3,053)	1,180,300
				9,249,578	1,202,974	(213,195)	(2,725,719)	7,513,638

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	January 01,				December 31,
Year of grant	price - R$	period	price - 2007	2007	Share bonus	Granted	Cancelled	2007
2003	2.66	5 years	22.15	2,423,927	—	—	(110,558)	2,313,369
2004	6.78	3 years	22.15	21,858	—	—	(21,858)	—
2005	6.78	5 years	22.15	1,413,950	—	(14,722)	(45,392)	1,353,836
2005	10.58	3 years	22.15	903,846	—	(71,188)	(24,046)	808,612
2006	10.58	5 years	22.15	1,241,384	—	(40,482)	(28,260)	1,172,642
2007	12.86	5 years	22.15	1,925,898	—	(43,322)	(24,020)	1,858,556
2008	17.50	5 years	22.15	—	1,556,478	(33,822)	(19,252)	1,503,404
				7,930,863	1,556,478	(203,536)	(273,386)	9,010,419

As of December 31, 2009, the Company has a total of 9,083,997 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of December 31, 2009:

	Grant
	2004	2005	2006	2007	2008	2009	Average
Total options granted	1,106,729	1,532,354	1,682,616	1,336,760	1,128,810	2,246,116
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	14.59
Fair value of options on the granting date - R$ per option (*)	1.92	1.11	4.33	7.64	10.55	6.98	5.41
Average exercise period on the grant date (years)	5.00	5.00	5.00	4.90	4.89	4.87	4.94

(*) Calculated considering the model of Black-Scholes.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.81%	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

The subsidiary settles this benefit plan by surrendering its own issued shares, which are held in treasury until the effective exercise of the options by its employees.

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

An award of approximately US$10.6 million (equivalent to R$ 18,457 as of December 31, 2009) was granted to the employees in 2008, of which 40% in SAR’s, 30% in options and 30% in phantom stock. On March 05, 2009, 2,002,116 shares were issued under this plan. An award of approximately US$8.3 million (equivalent to R$ 14,452 as of December 31, 2009) was granted to the employees in 2007. On February 28, 2008, 379,564 shares were issued under this plan. These awards are being granted pursuant to the payment term established by the plan.

The fair value of the stock options on granting date, as of December 31, 2009 and 2008, was US$1.59 million (equivalent to R$ 2,769 as of December 31, 2009) and US$6.02 million (equivalent to R$ 10,482 as of December 31, 2009), respectively.

A summary of Gerdau Ameristeel stock option plans is as follows:

	2009			2008			2007
		Average market price in the year			Average market price in the year			Average market price in the year
	Number of shares	US$	R$	Number of shares	US$	R$	Number of shares	US$	R$
Available at the beginning of the year	1,307,036	9.13	15.90	1,287,669	5.92	13.84	1,418,511	5.37	9.51
Options granted	2,002,116	3.48	6.06	379,564	15.86	37.06	454,497	10.90	19.31
Options exercised	(108,590)	1.98	3.45	(324,847)	3.67	8.58	(360,788)	3.46	6.13
Options cancelled	(372,064)	6.18	10.76	(23,350)	11.57	27.04	(25,051)	9.15	16.21
Options expired	—	—	—	(12,000)	21.89	51.16	(199,500)	22.77	40.33
Available at the end of the year	2,828,498	5.79	10.08	1,307,036	9.13	21.34	1,287,669	5.92	10.49

Shares exercised	665,320			583,464			760,837

The table below summarizes information on purchase options of Gerdau Ameristeel shares available as of December 31, 2009:

			Average price of		Number
	Quantity	Average period of	the year		exercisable at
Exercise price range	available	grace (in years)	US$	R$	December 31, 2009
US$ 1.38 to US$ 3.48 (R$ 2.40 to R$ 6.06)	2,072,775	8.0	3.22	5.61	334,429
US$ 9.50 to US$ 10.90 (R$ 16.54 to R$ 18.98)	428,140	6.9	10.53	18.33	242,495
US$ 15.86 (R$ 27.62)	327,583	8.2	15.86	27.62	88,396
	2,828,498				665,320

The subsidiary Gerdau Ameristeel uses the Black-Scholes pricing method to determine the fair value of options and stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

	2009	2008	2007
Dividend yield	3.10%	3.08%	4.00%
Volatility in the price of action share	62.95%	49.10%	50.50%
Free rate of return risk	1.99%	3.01%	4.51%
Expected period to maturity	6.25 years	6.25 years	6.25 years

In the years ended December 31, 2009 and 2008, costs related to long-term incentive plans for the options granted were US$1.2 million (R$ 2,089 as of December 31, 2009) and US$0.9 million (R$ 1,567 as of December 31, 2009), respectively. As of December 31, 2009, long-term incentive plan costs not yet recorded related to unvested options and total approximately US$2.3 million (R$ 4,005 as of December 31, 2009), and the average period for recognizing these costs was 2.2 years.

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Common Share at the date the award of phantom stock is made, based in the average price of Common Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$0.7 million (R$ 1,219 as of December 31, 2009) was earned by participants in 2009 and was granted 80% in SARs and 20% in phantom stock.

Subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Dividend yield	1.79%
Volatility in the price of action share	70.99%
Free rate of return risk	2.868%
Expected period to maturity	5.43 years

As of December 31, 2009 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 2.8 million (R$ 4,875 as of December 31, 2009), and the average period for recognizing these costs was 5.43 years.

NOTE 26 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The Company adopts IFRS 8 since January 1, 2009, replacing IAS 14 that had been adopted up to the year 2008.

Beginning the second quarter of 2009, the Board approved the proposal of the Gerdau’s Executive Committee related to the new governance of the Company, which established a new business segmentation where former segments Long Steel Brazil and Açominas Ouro Branco were combined under a single business segment, Brazil Operation. The current segments of the Company are as follows: Brazil Operation (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe and the United States).

For comparison, information of December 31, 2008 and 2007 was modified with respect to the information originally reported in order to consider the same criteria established by IFRS 8 and the new business segmentation established by the Gerdau Executive Committee.

	Business Segments
	Brazil Operation	North America Operation	Latin America Operation	Specialty Steels Operation	Eliminations and Adjustments	Consolidated
	2009	2009	2009	2009	2009	2009
Net sales	10,596,318	8,293,434	3,137,088	4,777,119	(263,909)	26,540,050
Cost of sales	(7,349,957)	(7,703,052)	(3,049,107)	(4,372,658)	367,428	(22,107,346)
Gross profit	3,246,361	590,382	87,981	404,461	103,519	4,432,704
Selling expenses	(380,842)	(50,392)	(86,581)	(109,860)	(141)	(627,816)
General and administrative expenses	(754,915)	(435,418)	(183,591)	(273,916)	(66,654)	(1,714,494)
Impairment of assets	—	(214,372)	(136,491)	(872,034)	—	(1,222,897)
Other operating income (expenses)	(12,882)	(7,641)	(6,200)	80,199	34,871	88,347
Equity in earnings of unconsolidated companies	—	(15,578)	(61,840)	(37,506)	5,967	(108,957)

Operational (Loss) income before financial income (expenses) and taxes	2,097,722	(133,019)	(386,722)	(808,656)	77,562	846,887
Financial income	126,568	69,544	44,400	91,085	104,639	436,236
Financial expenses	(356,344)	(333,479)	(99,924)	(244,995)	(251,626)	(1,286,368)
Exchange variations, net	1,236,743	(76,573)	44,293	40,416	(183,996)	1,060,883
Gain and losses on derivatives, net	(22,122)	—	(4,393)	(46,673)	47,010	(26,178)
Income before taxes	3,082,567	(473,527)	(402,346)	(968,823)	(206,411)	1,031,460
Income and social contribution taxes	(770,960)	237,467	77,800	355,282	73,459	(26,952)
Net income	2,311,607	(236,060)	(324,546)	(613,541)	(132,952)	1,004,508

Supplemental information:
Net sales between segments	1,749,444	92,107	44,634	130,564	253,205	2,269,954
Depreciation/amortization	736,880	558,108	85,316	389,841	(24,826)	1,745,319

Investments in associates and jointly-controlled entities	—	258,758	814,356	17,112	109,684	1,199,910
Total assets	13,513,608	12,604,937	4,649,374	10,599,300	3,216,097	44,583,316
Total liabilities	5,565,052	5,702,922	1,459,259	5,792,095	4,059,195	22,578,523

	Brazil Operation	North America Operation	Latin America Operation	Specialty Steels Operation	Eliminations and Adjustments	Consolidated
	2008	2008	2008	2008	2008	2008
Net sales	15,474,610	15,017,548	4,473,356	7,983,915	(1,041,584)	41,907,845
Cost of sales	(9,564,007)	(12,608,084)	(3,518,451)	(6,475,545)	1,147,141	(31,018,946)
Gross profit	5,910,603	2,409,464	954,905	1,508,370	105,557	10,888,899
Selling expenses	(460,042)	(46,662)	(106,343)	(75,486)	(107)	(688,640)
General and administrative expenses	(1,055,365)	(482,137)	(266,140)	(355,489)	(125,726)	(2,284,857)
Other operating income (expenses)	21,834	(19,969)	(17,140)	21,231	83,656	89,612
Equity in earnings of unconsolidated companies	—	38,233	128,676	(46,397)	2,296	122,808
Operational (Loss) income before financial income (expenses) and taxes	4,417,030	1,898,929	693,958	1,052,229	65,676	8,127,822
Financial income	187,743	51,009	14,875	160,465	69,954	484,046
Financial expenses	(462,421)	(432,082)	(186,431)	(242,744)	(297,104)	(1,620,782)
Exchange variations, net	(1,623,574)	41,880	(21,690)	(85,239)	653,047	(1,035,576)
Gain and losses on derivatives, net	34,550	(5,746)	(1,569)	(51,571)	(38,060)	(62,396)
Income before taxes	2,553,328	1,553,990	499,143	833,140	453,513	5,893,114
Income and social contribution taxes	(617,847)	(496,744)	(44,594)	(215,610)	426,579	(948,216)
Net income	1,935,481	1,057,246	454,549	617,530	880,092	4,944,898

Supplemental information:
Net sales between segments	3,958,745	137,498	22,277	156,159	845,445	5,120,124
Depreciation/amortization	821,196	592,047	112,777	401,818	(31,762)	1,896,076
Investments in associates and jointly-controlled entities	—	390,861	1,184,364	98,267	101,581	1,775,073
Total assets	13,914,090	20,461,185	6,743,450	11,926,723	6,005,066	59,050,514
Total liabilities	7,638,430	11,119,763	2,769,515	6,607,351	5,871,877	34,006,936

	Brazil Operation	North America Operation	Latin America Operation	Specialty Steels Operation	Eliminations and Adjustments	Consolidated
	2007	2007	2007	2007	2007	2007
Net sales	10,144,906	11,234,720	3,318,930	6,083,455	(168,483)	30,613,528
Cost of sales	(6,775,559)	(9,214,087)	(2,646,937)	(4,750,761)	253,442	(23,133,902)
Gross profit	3,369,347	2,020,633	671,993	1,332,694	84,959	7,479,626
Selling expenses	(410,916)	(35,256)	(83,750)	(89,004)	(12)	(618,938)
General and administrative expenses	(919,343)	(389,990)	(175,324)	(302,242)	(97,506)	(1,884,405)
Other operating income (expenses)	(204,391)	9,124	37,190	(49,489)	35,608	(171,958)
Equity in earnings of unconsolidated companies	—	12,399	37,500	(6,886)	75,386	118,399
Operational (Loss) income before financial income (expenses) and taxes	1,834,697	1,616,910	487,609	885,073	98,435	4,922,724
Financial income	314,452	26,698	32,937	98,832	337,218	810,137
Financial expenses	(383,381)	(241,075)	(89,443)	(216,608)	(271,520)	(1,202,027)
Exchange variations, net	375,991	60,411	(10,870)	55,431	242,326	723,289
Gain and losses on derivatives, net	(6,919)	(10,405)	17,977	517		1,170
Income before taxes	2,134,840	1,452,539	438,210	823,245	406,459	5,255,293
Income and social contribution taxes	(588,551)	(467,608)	(93,504)	(141,090)	338,426	(952,327)
Net income	1,546,289	984,931	344,706	682,155	744,885	4,302,966

Supplemental information:
Net sales between segments	3,004,040	9,354	1,248	143,390	516,412	3,674,444
Depreciation/amortization	625,527	309,538	87,576	298,073	(3,558)	1,317,156
Investments in associates and jointly-controlled entities	—	286,157	235,295		106,790	628,242
Total assets	13,618,272	15,255,640	3,638,470	6,115,763	2,925,767	41,553,912
Total liabilities	6,547,828	8,406,336	1,192,311	4,398,416	4,285,813	24,830,704

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe	Consolidated
	2009	2009	2009	2009	2009
Net sales	12,436,068	3,137,088	9,465,451	1,501,443	26,540,050
Total assets	20,346,433	4,649,374	16,874,656	2,712,853	44,583,316

	Brazil	Latin America (1)	North America (2)	Europe	Consolidated
	2008	2008	2008	2008	2008
Net sales	17,722,933	4,473,356	16,646,108	3,065,448	41,907,845
Total assets	22,835,815	6,743,450	25,175,757	4,295,492	59,050,514

	Brazil	Latin America (1)	North America (2)	Europe	Consolidated
	2007	2007	2007	2007	2007
Net sales	12,955,757	3,318,930	11,234,720	3,104,121	30,613,528
Total assets	19,555,659	3,638,470	15,255,640	3,104,143	41,553,912

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

The disclosure of the revenue by products is not presented because such information is not retained by the Company on a consolidated basis. Information of sales by product, on a consolidated base, is only available in volumes.

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2009	2008
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	24,711,721	26,573,642
Business Interruption	Net income plus fixed expenses	3,471,625	8,209,529
Civil Liability	Industrial operations	24,353	11,685

NOTE 28 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

The Company, based on the factors below, concluded in performing the impairment test of goodwill and other long-lived assets during the second quarter of 2009:

·                  Global steel market;

·                  Level of demand for Company products;

·                  Recovery of world economy.

28.1 Goodwill impairment test

The goodwill impairment test allocated to the business segments is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has four business segments, which represent the lowest level in which the goodwill is monitored by the Chief Operating Decision Maker of the Company. The composition of goodwill by segment is presented in Note 12.

In the second quarter of 2009, the Company performed an impairment test for the goodwill allocated to its business segments Specialty Steel and North America, because of the negative impact brought by the economic crisis to those segments. The analysis was concluded by management at the end of July and approved by the Board of Directors in the beginning of August and identified an impairment of goodwill totaling R$ 201,657 to the Specialty Steel segment, which was recorded in the second quarter financials of 2009. The North America segment did not present impairment of goodwill in the second quarter test.

The projection period for the December 2009 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America and Specialty Steels segments and 2% p.a. to the North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 12.5% p.a. to the North America segment, 13.3% p.a. to the Specialty Steel segment, 13.5% p.a. to Latin America segment and 13.8% p.a. to the Brazil segment.

The tests performed to all segments in December did not result in new impairment of goodwill.

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 1,208.7 million to the North America segment, R$ 1,791.7 million to the Specialty Steel segment, R$ 778.1 million to the Latin America segment and R$ 9,142.6 to the Brazil segment.

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 712.6 million to the North America segment, R$ 1,381.9 million to the Specialty Steel segment, R$ 505.5 million to the Latin America segment and R$ 8,085.6 million to the Brazil segment. On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 897.9 million to the North America segment, R$ 1,532.8 million to the Specialty Steel segment, R$ 604.5 million to the Latin America segment and R$ 8,495.0 million to the Brazil segment. In both alternative sceneries, there would not be impairment of goodwill on December 31, 2009.

It is important to mention that events or significant changes in the panorama may result in relevant impairment of goodwill. As main risks, an eventual deterioration in the steel market, relevant downturn in the automotive and civil construction sectors, stoppage of industrial units of the Company and relevant changes in the economy or financial market that result in increase in the risk perception or reduction in the liquidity and refinancing capacity.

28.2 Other long-lived assets Impairment test

In the second quarter of 2009, the tests performed by the Company identified an impairment of property, plant and equipment in the Specialty Steel segment totaling R$ 218,391, Latin America segment totaling R$ 136,491 and North America segment totaling R$ 71,538, totalizing R$ 426,420. The long-lived assets impairment tests were concluded by management at the end of July and approved by the Board of Directors in the beginning of August. In the third quarter of 2009, the tests identified an impairment of R$ 93,596 in the North America segment. Additionally, the Company recognized other costs related to the closure of some mills, such as employee severance costs, pension plan, etc, totaling R$ 101,469 in the second quarter and R$ 49,238 in the third quarter. No impairment related to property, plant and equipment was recognized in the other quarters of 2009.

The Company also performed impairment tests to other intangible assets in the second quarter, due do the reduction in the value of customers relationship due to the weak demand originated by the economic difficulties of the automotive industry. The tests were concluded by management at the end of July and approved by the Board of Directors in the beginning of August and as a result of that an impairment was recognized in the second quarter in the Specialty Steel segment related to other intangible assets totaling R$ 304,425. No impairment related to other intangible assets was recognized in the other quarters of 2009.

In the second quarter of 2009, the Company recognized impairment related to investments in associates and jointly-controlled entities in the Specialty Steel segment totaling R$ 46,092. The impairment test was concluded by management at the end of July and approved by the Board of Directors in the beginning of August. No impairment related to investments in associates and jointly controlled entities was recognized in the other quarters of 2009.

During the third and fourth quarters of 2009, the business segments Specialty Steel and North America had improvements in its main indicators; however, despite the circumstances that indicate scenario improvements, market future uncertainties still remain. Because of that, the Company believes that the sceneries used in the impairment tests of December are its best assumptions to the results and future cash flow generation for each of its business segments. The Company will monitor the 2010 results, which will indicate the reasonableness of future projections used.

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

	2009	2008	2007
Depreciation and amortization	(1,745,319)	(1,896,076)	(1,317,156)
Expenses with personnel	(3,614,853)	(4,230,848)	(3,378,669)
Raw material and materials and consumption material	(15,518,869)	(23,127,829)	(17,034,395)
Freights	(1,183,220)	(1,764,193)	(1,433,537)
Impairment of assets	(1,222,897)	—	—
Others expenses	(2,299,048)	(2,883,885)	(2,645,446)
	(25,584,206)	(33,902,831)	(25,809,203)
Classified as:
Cost of sales	(22,107,346)	(31,018,946)	(23,133,902)
Sales expenses	(627,816)	(688,640)	(618,938)
General and administrative expenses	(1,714,494)	(2,284,857)	(1,884,405)
Impairment of assets	(1,222,897)	—	—
Other operating income	190,157	205,676	110,721
Other operating expenses	(101,810)	(116,064)	(282,679)
	(25,584,206)	(33,902,831)	(25,809,203)

NOTE 30 — FINANCIAL INCOME

The amounts recorded as “Financial Income” include income from short-term investments in the amount of R$ 254,292 (R$ 244,501 in 2008 and R$ 662,944 in 2007) and interest income and other financial incomes in the amount of R$ 181,944 (R$ 239,545 in 2008 and R$ 147,193 in 2007).

The amounts recorded as “Financial Expenses” include Interest on the debt in the amount of R$ 992,693 (R$ 1,151,253 in 2008 and R$ 750,033 in 2007) and monetary variation and other financial expenses in the amount of R$ 293,675 (R$ 469,529 in 2008 and R$ 451,993 in 2007).

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and obligations in foreign currency. Net exchange variation totaled an income of R$ 1,060,883 in 2009 (expense of R$ 1,035,576 in 2008 and income of R$ 723,289 in 2007).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. In 2008, the gains and losses with derivatives, net total an expense of R$ 26,178 (expense of R$ 62,396 in 2008 and income of R$ 1,170 in 2007).

NOTE 31 — SUBSEQUENT EVENTS

I) On January 08, 2010, Venezuela announced a depreciation of the country’s currency. As of December 31, 2009, the Brazilian real quotation in relation to the Bolívar Forte was R$ 0.8119 = Bs.F 1.00. On February 02, 2010, the quotation was R$ 0.4363 = Bs.F 1.00, resulting in a depreciation of the Bolívar Forte of approximately 46.3% if compared to December 31, 2009. The estimated impact of the Bolívar Forte depreciation is a reduction in the Equity of the Company of R$ 118.7 million.

II) On January 25, 2010, the Board of Directors approved the buyback of Company shares. These buybacks will be carried out using own funds and existing earnings reserves, within the cap of 1,200,000 preferred shares, for servicing the Company’s long-term incentive program.

III) On February 26, 2010, the Board of Directors approved the buyback of Company shares. These buybacks will be carried out using own funds and existing earnings reserves, within the cap of 500,000 preferred shares, for servicing the Company’s long-term incentive program.

********************************