Form 20-F/A
period 2009-12-31
GERDAU S.A.
filed 2010-11-05
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes   ☒ No

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) to include within Operating and Financial Review and Prospects additional discussion of the material impairment charges recognized during the fiscal year 2009.

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

The Company produces different steel products for different sectors of the economy, such as industrial, civil construction and agribusiness sectors. The Company also operates its business in different geographic areas, such as North America, Latin America and Europe. Because of the different products, customers and markets in which the Company operates its business, it is necessary to use the best judgment for each financial statement reporting period to foresee the impact of changes in the level of demand in the economy and outlook for the coming years.

For the interim periods ended June 30, 2009 and September 30, 2009, the Company, based on market conditions in some operating segments, decided to perform impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows which require certain assumptions to be made including: cost of capital, growth rate and adjustments applied to cash flows in perpetuity, methodology for working capital requirements, investment plans, and long-term economic-financial forecasts.

For the interim period ended June 30, 2009, the performed tests identified a loss for impairment of property, plant and equipment in the amount of R$ 426,420, goodwill in the amount of R$ 201,657 (only related to the segment Specialty Steel), other intangible assets in the amount of R$ 304,425, other related restructuring costs in the amount of R$ 101,469 and investments through the equity accounting method in the amount of R$ 46,092.

For the interim period ended September 30, 2009, the performed tests identified a loss for impairment of property, plant and equipment in the amount of R$ 93,596 and other related restructuring costs in the amount of R$ 49,238. No impairment losses were recognized in the other quarters of 2009.

The discount rate used in the impairment tests for June 2009 and September 2009 was 13.25% as compared to a discount rate of 13.5% used for the December 2008 test. The decrease was due to a lower leveraged Beta (1.46 from 1.50) and a reduction in the risk premium (7.0% from 7.1%) used in the Capital Asset Pricing Model (“CAPM”). These changes are mainly due to a reduction in the volatility of the stock market. The capital structure of 30.0 % debt to total capitalization and 70.0 % equity to total capitalization was based on the average historical industry capital structure. All parameters were expressed in nominal terms and based in US dollars. The Company assumed a growth rate of 3.0 % in accordance with its expectations for a global market recovery (for North America a growth rate of 2.0 % was used).

To calculate the perpetual cash flows, the Company normalized working capital and capital expenditures utilizing the last year of the projections. The Company assumed capital expenditures would approximate depreciation and that working capital would increase according to the respective growth rate. Working capital assumptions and calculations were based on an average cash conversion cycle which was estimated using historical industry data.  The cash conversion cycle represents working capital needs in terms of days-sales.

The forecasts used for the December 2008 impairment test were based on expected results of the operating segments at that time. The severity of the economic downturn was not fully known at the time in which the forecasts were established and used for the December 2008 impairment analysis.  As such, for the June 2009 and September 2009 impairment tests, the forecasts were revised significantly downward in order to align them with the updated expectation of the economic environment in which Gerdau North America and Specialty Steel businesses would operate.

The assumptions changes in the interim June 2009 and September 2009 impairment tests were mainly due to business (strong downturn in automotive and construction markets), economic factors and the uncertainty of the current environment, and as a result of these aspects, the Company’s Disclosure Committee in a meeting on July 28, 2009 reviewed the assumptions and estimates related to impairment calculations for the 2nd quarter. On August 3, 2009, the Company’s Executive Committee had a meeting to decide relevant aspects related to the business, which were subsequently approved by the Board of Directors on August 4, 2009. These meetings, based on market conditions in some units, decided the following: (a) resume production in a steel mill, maintain the closure of another one and keep evaluating the potential closure of a third steel mill, all of them in North America; (b) not to suspend the production in the Açominas blast furnace 2 announced on June 22, 2009; (c) suspend production in a Specialty steel unit based in the United States; and (d) approve the impairment charge as of June 30, 2009 due to the closure of a steel mill in North America and the production suspension in a Specialty steel unit.

The factors explained above are the effects of a weaker demand impacting operating profit and capacity utilization in Gerdau North America and Specialty Steel. For instance, the 2009 EBITDA forecast for Specialty Steel as of June 2009 and September 2009 decreased by 85% compared to December 31, 2008 estimate. The expected recovery of this market originally was anticipated to begin in the second half of 2009; however, the revised forecast reflected a recovery of the market not occurring until 2010.

The Gerdau North America and Specialty Steel operating segments had negative operating profit (EBIT) for 2009 but the Company expects them to have positive operating profit in forecasted years following 2009.  Although these operating segments generated negative operating profit for 2009, they did generate positive cash flows for 2009.

The intangible assets impairment value in Specialty Steel Business was related to a decrease in customer relationship value due to lower demand, as the Company’s primary customers from the automotive industry experienced declines in their business due to the economic downturn.

The impairment in the investments through the equity accounting method was mainly due to the postponed investment (due to the lack of cash flow generation of the parent companies) needed at the plants to operate and generate positive cash flows.

Historically, management’s past estimates have been accurate when compared to actual results and the Company is fully aware of the implications and the cyclical aspects of the industry and the forecasts are usually conservative compared to actual results. However, the magnitude of the economic downturn experienced by the global steel market was significantly greater than anticipated by the Company as well as by most of the other market analysts and participants.

The Company has a structured planning process which includes preparation of forecasts, execution plans, approvals and check meetings. These quarterly check meetings are reviews of actual results in comparison to goals, targets and status of strategic projects to allow the Company to assess the reasonability of its projections.

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

ITEM 19.               FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

1.01         Bylaws of Gerdau S.A. *

2.02         Corporate Governance Level 1 — BOVESPA **

2.03(a)    Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, and on December 2, 2008, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. ***

2.04(a)    Senior Export and Working Capital Facility Agreement, dated as of September 10, 2007, among Gerdau Ameristeel US Inc. and GNA Partners, GP, as borrwers, the Company, Gerdau Ameristeel Corporation, Gerdau Açomias S.A., Gerdau Açominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as guarantors, the Banks as defined there in and JPMorgan Chose Bank, N.A., as administrative Agent and Collateral Agent. ****

2.04(b)    The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.02         Policies of the Stock Option Plan*

12.01       Certification of the Chief Executive Officer under Item 15

12.02       Certification of the Chief Financial Officer under Item 15

13.01       Certification pursuant to 18 U.S.C. Section 1350 *****

13.02       Certification pursuant to 18 U.S.C. Section 1350 *****

* Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (File No. 001-14878), filed with the Securities and Exchange Commission on June 7, 2010.

** Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 (File Nº 001-14878), filed with the Securities and Exchange Commission on June 30, 2004.

*** Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-9896), filed with the Securities and Exchange Commission on November 18, 2008.

**** Incorporated by reference to Exhibit 99.3 of Gerdau Ameristeel Corporation Form 6-K filed with the Securities and Exchange Commission on September 24, 2007.

***** This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: November 5, 2010	Title:	Chief Financial Officer

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