Form 20-F
period 2010-12-31
GERDAU S.A.
filed 2011-06-02
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2010 was:

505,600,573 Common Shares, no par value per share
1,011,201,145 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

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

(iii)                              “Gerdau Açominas” are references to Gerdau Açominas S.A. after November 2003 and to Açominas before such date. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to four other newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participações. As a result of such spin-off, as from July 2005, the activities of Gerdau Açominas only comprise the operation of the Açominas steel mill;

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

(vi)                             “Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a jointly controlled entity), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

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

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB). The investments in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investments in the holding company Multisteel Business Holdings Corp., in which the Company holds a 49% stake, which holds 99.13% of the capital stock of Industrias Nacionales, C. por A. (INCA), in Dominican Republic, the investments in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investments in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investments in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake, the investments in Kalyani Gerdau Steel Ltd., in India, in which the Company holds a 73.22% stake, and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted for using the equity method.

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2010.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

The consolidated financial data of the Company as of and for each years ended on December 31, 2010, 2009, 2008, 2007 and 2006 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares andamounts per share)
	2010	2009	2008	2007	2006
NET SALES	31,393,209	26,540,050	41,907,845	30,613,528	25,883,911
Cost of sales	(25,873,476)	(22,305,550)	(31,228,035)	(23,326,075)	(19,039,266)

GROSS PROFIT	5,519,733	4,234,500	10,679,810	7,287,453	6,844,645
Selling expenses	(551,547)	(429,612)	(479,551)	(426,765)	(557,045)
General and administrative expenses	(1,805,914)	(1,714,494)	(2,284,857)	(1,884,405)	(1,784,865)
Impairment of assets reversion	336,346	(1,072,190)	—	—	—
Restructuring costs	—	(150,707)	—	—	—
Other operating income	207,320	190,157	205,676	110,721	255,194
Other operating expenses	(100,840)	(101,810)	(116,064)	(282,679)	(291,357)
Equity in earnings (losses) of unconsolidated companies, net	39,454	(108,957)	122,808	118,399	243,550

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	3,644,552	846,887	8,127,822	4,922,724	4,710,122
Financial income	295,563	436,236	484,046	810,137	939,484
Financial expenses	(1,097,633)	(1,286,368)	(1,620,782)	(1,202,027)	(903,292)
Exchange variations, net	104,364	1,060,883	(1,035,576)	723,289	329,633
Gain and losses on derivatives, net	12,392	(26,178)	(62,396)	1,170	74,467

INCOME BEFORE TAXES	2,959,238	1,031,460	5,893,114	5,255,293	5,150,414
Income and social contribution taxes
Current	(642,306)	(303,272)	(1,423,660)	(872,315)	(906,297)
Deferred	140,447	276,320	475,444	(80,012)	17,361
NET INCOME	2,457,379	1,004,508	4,944,898	4,302,966	4,261,478

ATRIBUTABLE TO:
Owners of the parent	2,142,488	1,121,966	3,940,505	3,549,881	3,546,934
No-controlling interests	314,891	(117,458)	1,004,393	753,085	714,544
	2,457,379	1,004,508	4,944,898	4,302,966	4,261,478
Basic earnings per share (1) — in R$
Common	1.50	0.79	2.83	2.68	2.67
Preferred	1.50	0.79	2.83	2.68	2.67
Diluted earnings per share (1) — in R$
Common	1.50	0.79	2.75	2.66	2.66
Preferred	1.50	0.79	2.75	2.66	2.66
Cash dividends declared per share (1) — in R$
Common	0.44	0.25	0.79	0.63	0.67
Preferred	0.44	0.25	0.79	0.63	0.67

Weighted average Common Shares outstanding during the year	494,888,956	494,888,956	485,403,980	463,214,016	463,214,016 (2)

Weighetd average Preferred Shares outstanding during the year	930,434,530	925,676,955	905,257,476	861,908,769	864,477,790 (2)

Number of Common Shares outstanding at year end	505,600,573	496,586,494	496,586,494	463,214,016	463,214,016 (3)

Number of Preferred Shares outstanding at year end	1,011,201,145	934,793,732	934,793,732	871,972,082	871,972,082 (3)

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

(3) The information on the numbers of shares presented above, relates to the end of year for the years of 2007 and 2006 was retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

	On December 31,
	2010	2009	2008	2007	2006
	(in thousands of R$)
Balance sheet selected information
Cash and cash equivalents	1,061,034	2,091,944	2,026,609	2,026,096	1,070,524
Short-term investments (1)	1,115,461	2,677,714	3,386,637	3,113,277	5,308,765
Current assets	12,945,944	14,164,686	20,775,540	15,312,973	15,083,956
Current liabilities	5,021,900	4,818,521	8,475,437	6,587,148	6,191,420
Net working capital (2)	7,924,044	9,346,165	12,300,103	8,725,825	8,892,536
Property, plant and equipment, net	16,171,560	16,731,101	20,054,747	15,827,944	13,373,543
Net assets (3)	20,147,615	22,004,793	25,043,578	16,723,208	14,188,216
Total assets	42,891,260	44,583,316	59,050,514	41,553,912	31,596,256
Short-term debt (including “Current Portion of Long-Term Debt”)	1,577,968	1,356,781	3,788,085	2,500,985	2,274,523
Long-term debt, less current portion	12,360,056	12,563,155	18,595,002	12,461,128	6,671,456
Debentures - short term	115,069	—	145,034	38,125	2,932
Debentures - long term	616,902	600,979	705,715	903,151	929,024
Equity	20,147,615	22,004,793	25,043,578	16,723,208	14,188,216
Capital stock	15,651,352	14,184,805	14,184,805	7,810,453	7,810,453

(1)  Include trading and available for sale.

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

Exchange rates from U.S. dollars to Brazilian reais

Period	Period-end	Average	High	Low
May-2011	1.5799	1.6135	1.6339	1.5747
April-2011	1.5733	1.5865	1.6194	1.5654
March-2011	1.6287	1.6591	1.6757	1.6287
February-2011	1.6612	1.6680	1.6776	1.6612
January-2011	1.6734	1.6749	1.6912	1.6510
December-2010	1.6662	1.6934	1.7117	1.6662
November-2010	1.7161	1.7133	1.7336	1.6801
2010	1.6662	1.7593	1.8811	1.6554
2009	1.7412	1.9935	2.4218	1.7024
2008	2.3370	1.8375	2.5004	1.5593
2007	1.7713	1.9483	2.1556	1.7325
2006	2.1380	2.1771	2.3711	2.0586

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of April 30, 2011, the Company had 573,627,483 common shares and 1,146,031,245 non-voting preferred shares outstanding.

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2006. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of the resolution approving the dividend. Dividend per share figures have been retroactively adjusted for all periods to reflect: (a) the stock dividend of one share for every two shares held (approved in March 2006), and (b) the stock dividend of one share for every share held (April  2008).

Dividend per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends payment, except where stated otherwise:

		R$ per Share	$ per Share
Period	Date of Resolution	Common or Preferred Stock	Common or Preferred Stock
1st Quarter 2006 (1)	05/03/2006	0.1500	0.0724
2nd Quarter 2006	08/02/2006	0.1750	0.0802
3rd Quarter 2006 (1)	11/07/2006	0.1750	0.0820
4th Quarter 2006	02/07/2007	0.1750	0.0839
1st Quarter 2007 (1)	05/03/2007	0.1700	0.0840
2nd Quarter 2007	08/08/2007	0.1450	0.0769
3rd Quarter 2007 (1)	11/07/2007	0.1700	0.0977
4th Quarter 2007	02/13/2008	0.1450	0.0831
1st Quarter 2008 (1)	05/12/2008	0.2050	0.1224
2nd Quarter 2008	08/06/2008	0.3600	0.2281
3rd Quarter 2008	11/05/2008	0.1800	0.0849
4th Quarter 2008	02/19/2009	0.0400	0.0172
3rd Quarter 2009 (1)	11/05/2009	0.0750	0.0435
4th Quarter 2009 (1)	12/23/2009	0.1800	0.1013
1st Quarter 2010 (1)	05/06/2010	0.1200	0.0654
2st Quarter 2010	08/05/2010	0.1400	0.0798
3st Quarter 2010 (1)	11/05/2010	0.1200	0.0714
4st Quarter 2010	03/03/2011	0.0600	0.0363

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

D. RISK FACTORS

Global Risks

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global steel demand. As a result, the Company’s financial condition and results of operations may be adversely affected.

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel mines and raw materials. That crisis was caused by the dramatic increase of high risk real estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been showing gradual recovery, principally in the developing economies. The economic downturn and the unprecedented turbulence seen in the global economy had a negative impact on consuming markets, affecting the business environment with respect to the following:

•                  Decrease in international steel prices;

•                  Slump in international steel trading volumes;

•                  Crisis in automotive industry and infrastructure sectors; and

•                  Lack of liquidity, mainly in the U.S. economy.

If the Company is not able to remain competitive in these shifting markets, our profitability, margins and income may be negatively affected. Although the demand for steel products in 2010 and 2011 has been showing gradual improvements on a monthly basis, no assurance can be given that these improvements will continue through 2011. A decline in this trend could result in a decrease in Gerdau shipments and revenues.

Developments and the perception of risks in other countries, especially in the United States and emerging market countries, may adversely affect the market prices of our preferred shares and ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in the United States and emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to economic developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in Brazil.

The Brazilian economy is also affected by international economic and market conditions, especially economic and market conditions in the United States. Share prices on the BM&FBOVESPA, for example, have historically been sensitive to fluctuations in United States interest rates as well as movements of the major United States stocks indexes.

Economic developments in other countries and securities markets could adversely affect the market prices of our preferred shares or the ADSs, could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all, and could also have a material adverse effect on our operations and prospects.

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

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 3.1% in 2006, 4.5% in 2007,

5.9% in 2008, 4.3% in 2009 and 5.9% in 2010. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

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

For example, the North America Business Operation reports its results in U.S. dollars. Therefore, fluctuations in the exchange rate between the U.S. dollar and the Brazilian real could affect its operating results. The same occurs with all other businesses located outside Brazil with respect to the exchange rate between the local currency of the respective subsidiary and the Brazilian real.

The Brazilian real depreciated against the U.S. dollar by 31.9% in 2008. On December 31, 2009, the U.S. dollar/Brazilian real exchange rate was $1.00 per R$ 1.74, resulting in appreciation of 25.5% when compared to December 31, 2008. At the end of 2010 the Brazilian real had appreciated 4.3% against the U.S. dollar.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 11.3 billion at December 31, 2010, representing 77.3% of its gross indebtedness on a consolidated basis. On December 31, 2010, the Company held R$ 868 million in cash equivalents and short-term investments denominated in currencies different from Brazilian real. Significant depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais.

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

Risks Relating to Gerdau and the Steel Industry

An increase in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into the markets in which we operate.

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

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually causing write downs on its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Since the end of 2009 and throughout 2010 the world steel demand and prices have been improving if compared to the situation mentioned above and the Company believes that this trend will continue throughout 2011. A material decrease in demand for steel or exports by countries not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini-mills, which mills accounted for 74.6% of total crude steel output in 2010 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel sale prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices or reductions in market supply could adversely affect the Company’s operations.

When the prices of the raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Açominas mill, and at its Gerdau Barão de Cocais and Gerdau Divinópolis units in the state of Minas Gerais, as well as Sider-Peru, in Peru. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit in the state of Bahia.

The Açominas mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. In 2010, this unit represented 49.4% of the total crude steel output (in volume) of Gerdau’s Brazilian operations. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the state of Minas Gerais, Brazil. To reduce the exposure to iron ore price volatility, we are investing in the expansion of the productive capacity of these mines, which we expect to meet 100% of the iron ore requirements of the Açominas mill by 2012.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Açominas mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site, since the Açominas mill requires coking coal to produce coke in its coking facility. The coking coal used in Açominas mill is imported from Canada, the United States, Australia and from Colombia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Açominas mill, and an increase in prices could reduce profit margins. The Company does not have long-term supply contracts for certain raw materials it uses.

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

All these acquisitions generated a large amount of goodwill, which is stated in the Company’s balance sheet. The Company evaluates the recoverability of this goodwill on investments annually and uses accepted market practices, including discounted cash flow for business segments which have goodwill. A downturn in the steel market could negatively impact expectations for futures earnings, leading to the need to recognize an expense in its statement of income regarding the impairment in goodwill.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse affect.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents a significant cost component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at the Company’s mills and power rationing or shortages, like those that occurred in Brazil in 2001, could adversely affect production at those units.

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

Less expensive imports from other countries into Brazil may adversely affect the Company’s operating results.

Steel imports in Brazil caused downward pressure on steel prices in 2010, adversely affecting sales and profit margins, especially in the fourth quarter. Competition from foreign steel producers is a threat and may grow due to an increase in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction of domestic steel demand in other markets, with these factors leading to higher levels of steel imports into Brazil at lower prices. Any change in the factors mentioned above, as well as in duties or protectionist measures could result in a higher level of imports into Brazil, resulting in pressures on the domestic prices that could adversely impact our business. In the beginning of 2011, as a result of higher international prices, the domestic price premium compared to the international price was reduced, avoiding thereby the importation of long steel products and permitting a recovery in the domestic market prices which had been pressured by increased raw material costs. If the level of less expensive imports to Brazil increases, resulting pricing pressures may adversely affect the Company’s results.

Less expensive imports from other countries into North America and Latin America may adversely affect the Company’s operating results.

Steel imports in North America and Latin America have forced a reduction in steel prices in the last several years, adversely affecting sales and profit margins. The competition of foreign steel producers is strong and may increase due to the increase in their installed capacity, the depreciation of the U.S. dollar and the reduced domestic demand for steel in other markets, with those factors leading to higher levels of steel imports into North and Latin America at lower prices. In the past, the United States government adopted temporary protectionist measures to control the import of steel by means of quotas and tariffs. Some Latin American countries have adopted similar measures. These protectionist measures may not be adopted and, despite efforts to regulate trade, imports at unfair prices may be able to enter into the North American and Latin American markets, resulting in pricing pressures that may adversely affect the Company’s results.

New Entrants into the Brazilian market can affect the Company’s competitiveness.

Since 2009, the intention of installing new steel production capacity in Brazil has been announced by a number of players in the industry. If effected, these installations could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices.

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

One of the possible effects of the expansion of CO2 emission requirements is an increase in costs, mainly resulting from demand for renewable energy and implementation of new technology throughout the productive chain.  However, we also estimate an increase in demand for products that result in lower emissions and a tendency within the steel sector towards demand for products made through processes that reduce green house gas emissions.  It is within this scenario that Brazil Business Operations received the Falcão Bauer ecological seal for civil construction products.  This certification guarantees that the Company follows sustainable environmental factors in the production of its steel products.  Moreover, Gerdau has invested funds to increase solid biofuel consumption as a source of energy in the production of pig-iron.  At the same time, the Company has increased its efforts to control and manage CO2 inventories, which include the use of a number of different technologies.

Published in December 2010, Decree 7,390/2010 laid out regulations for the National Police on Climate Change, seeking to establish sector plans to mitigate and adapt to climate change in the steel sector, in order to consolidate a low carbon consumption economy. These sector plans will be prepared by December 15, 2011 by sector companies in partnership with the government and will include goals for the reduction of emissions in 2020, including gradual measures at three-year intervals, which may demand a material investment by the Company.

The Company expects operations overseas to be affected by future federal, state and provincial laws related to climate change, seeking to deal with the question of green house gas emissions (GHG) and other atmospheric emissions.  The provincial governments of Canada, for example, are in the process of implementing legislative measures in the near future, some of which have already become effective.  Most likely, one of the effects of this increase in legal requirements will be an upturn in energy costs.  Some state governments in the United States, including the governments of California and a growing coalitions of states in the West, Northeast and Mid-Atlantic regions, are also taking active measures to reduce GHG emissions, while the United States’ federal government is also making moves towards the same form of legislation.  Particularly, several pieces of federal legislation limiting greenhouse gas emissions have been presented to the US Congress, some of which could become laws in the future.  The American Environmental Protection Agency (EPA) has issued a report stating that current and projected atmospheric concentrations of certain GHGs are a threat to the health and well-being of the public, which could be used as a basis for future action by the Agency.  The Canadian government is also closely monitoring events in the United States and has indicated that it intends to work with the U.S. in future initiatives to reduce GHGs and increase the generation of renewable energy.  As the details of this legislative platform remain undefined in both the U.S. and Canada, the result could have a negative impact on the Company’s operations, cash flow and financial situation.

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

The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additions to fixed assets to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.

The Company may be unable to reduce its financial leverage, which could increase its cost of capital, in turn adversely affecting its financial condition or operating results.

In 2007, the international rating agencies Fitch Ratings and Standard & Poor’s classified the Company’s credit risk as “investment grade”, which gave the Company access to financing at lower borrowing rates. Due to its acquisitions in recent years, its total debt/EBITDA ratio reached the maximum normally accepted by the agencies for an “investment grade” rating. In the first half of 2009, Standard & Poor’s put Gerdau on a CreditWatch Negative listing reflecting its views of the Company’s weakening cash flow and credit metrics in the currently challenging market environment. Considering that the market conditions have been improving since the low point of December 2008 and January 2009, Standard & Poor’s believed that the Company would have the ability to strengthen its credit metrics in the second half of 2009 reiterating its “investment grade”. The gradual recovery in the Company’s operational cash generation and the efforts to reduce its levels of indebtedness in 2010, helped the Company to maintain its credit rating. If the Company is unable to maintain its operating and financial results, it may loses its “investment grade” rating, which could increase its cost of capital and consequently adversely affect its financial condition and operating results.

The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.

The Company’s degree of leverage could have important consequences, including the following:

•                  it may limit the ability to obtain additional financing for working capital, additions to fixed assets, product development, debt service requirements, acquisitions and general corporate or other purposes;

•                  it may limit the ability to declare dividends on its shares and ADSs;

•                  a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, additions to fixed assets and future business opportunities;

•                  increase in the interest rates on certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility, are at variable rates of interest and are subject to increases in interest rates;

•                  it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•                  the Company may be vulnerable in a downturn in general economic conditions; and

•                  the Company may be required to adjust the level of funds available for additions to fixed assets.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants can be a declaration of default by the creditors of the relevant loans.

Furthermore, there were R$10.6 billion of the Company’s total indebtedness as of December 31, 2010 that are subject to cross-default provisions, with threshold amounts varying from US$10 million to US$100 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.

Our mineral resource estimates are based on internal studies only and may materially differ from mineral quantities that we may be able to actually extract.

Our mining resources are estimated quantities of ore and minerals based on internal studies and have not been certified by any outside consultant. There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. In addition, estimates of different engineers may vary. As a result, no assurance can be given that the amount of measured, indicated and inferred mining resources will be extracted or that that they can be extracted at commercially viable rates.

The interests of our controlling shareholder may conflict with the interests of our non-controlling shareholders.

Subject to the provisions of our By-Laws, our controlling shareholder has powers to:

•                  elect a majority of our directors and nominate executive officers, establish our administrative policy and exercise full control of our management;

•                  sell or otherwise transfer their shares in our Company; and

•                  approve any action requiring the approval of shareholders representing a majority of our outstanding capital stock, including corporate reorganization, acquisition and sale of assets, and payment of any future dividends.

There is the risk of our controlling shareholder deciding to perform transactions which, in their judgment, will increase the value of their investments in us, even if such transactions come into conflict with the interests of our minority shareholders.

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

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay, followed in 1989 by the purchase of the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, including its 50% jointly controlled entity interest in Gallatin Steel, a manufacturer of flat steel, and also operates 18 steel units, 49 fabrication shops and 12 downstream operations.

In September 2005, Gerdau acquired 35.98% of the stock issued by Sipar Aceros S.A., a long steel rolling mill with a total installed capacity of 260,000 tonnes of rolled steel, located in the Province of Santa Fé, Argentina. This interest, added to the 38.46% already owned by Gerdau represents 74.44% of the capital stock of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57.1% interest in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, the Company purchased an additional interest of 40.2%, for $107.2 million (R$ 188.7 million on the acquisition date).

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for $219.2 million (R$ 493.2 million), the largest long specialty steel producer, forged parts manufacturer and foundry in Spain, and one of the major producers of forged parts using the stamping process in that country. In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for $288.0 million (R$ 674.0 million) from LuxFin Participation S.L., its 20% interest in Corporación Sidenor. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In December 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A., had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., a subsidiary of CIE Automotive for $143.0 million (R$ 313.8 million)..

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

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for $60.6 million (R$ 134.9 million). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 32.84% of the total capital stock for $40.5 million, totaling $101.1 million (R$ 219.8 million). This acquisition added to the interest already acquired earlier in the year, for an interest of 83.27% of the capital stock of Siderperú. Siderperú operates a blast furnace, a direct reduction unit, with a total installed capacity of 400,000 tonnes of pig iron, a melt shop with two electric arc furnaces, two LD converters and three rolling mills.

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

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela. The total cost of the acquisition was $92.5 million (R$ 176.2 million).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a jointly controlled entity for an investment in Tadipatri, India. The jointly controlled entity included an interest of 45% in Kalyani Gerdau Steel Ltd., a producer of steel with two LD converters, one continuous casting unit and facilities for the production of pig iron. The agreement provides for shared control of the jointly controlled entity, and the purchase price was $73.0 million (R$ 127.3 million). In May 2008, Gerdau announced the conclusion of this acquisition.

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

In the same month, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles). The acquisition price was $110.7 million (R$ 186.3 million). In February, 2008, the Company announced conclusion of this acquisition.

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

In January 2008, Gerdau acquired an additional interest of 40.2% in the capital of Diaco S.A. for $107.2 million (R$ 188.7 million on the date of the acquisition), increasing its interest to 98.7% of the capital stock, a figure that also takes into consideration the dilution of a non-controlling interests, which explains the higher percentage in comparison with the percentages of the two major acquisitions made.

In April 2008, Gerdau entered into a strategic partnership with Corporación Centroamericana del Acero S.A., assuming a 30.0% interest in the capital of this company. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize. The price of the acquisition was $180 million (R$ 303.7 million).

In June, 2008, the parenty company Metalúrgica Gerdau S.A. acquired a 28.88% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, Metalúrgica Gerdau S.A. issued debentures to be exchanged for Gerdau S.A.’s preferred shares. In December, 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación Sidenor S.A. was transferred to direct control of Gerdau S.A., for US$ 218 million (R$ 384 million), which then owned a total 58.5% stake in Aços Villares S.A. In December 30, 2010, Gerdau S.A. and Aços Villares S.A. shareholders approved the merger by Gerdau S.A. of Aços Villares S.A.

Also in 2008, Gerdau invested in the verticalization of its businesses. In July, it acquired a 50.9% stake in the capital of Cleary Holdings Corp, which controls a metallurgical coke producer and coking coal reserves in Colombia for $ 73.0 million (R$ 119.3 million).

In December 2008, Gerdau Hungria Holding Limited Liability Company acquired Lux Fin Participation S.L. for $288.0 million (R$ 674.0 million), which indirectly holds a 20% interest in Corporación Sidenor. As a result of this acquisition, Gerdau became the majority shareholder (60%) of Corporación Sidenor.

On August 12, 2010, Gerdau S.A. concluded the acquisition of the remaining interest of 49.1% in the total capital of Cleary Holdings Corp. for US$57 million. Cleary Holdings Corp. has annual metallurgical coke production capacity of 1.0 million tonnes and estimated coking coal reserves of 20 million tonnes. Its total production is currently allocated to the export market. This acquisition was consistent with the strategy of guaranteeing the supply of coking coal or metallurgical coke for steel production at Gerdau´s integrated plants.

On August 30, 2010, Gerdau S.A. concluded the acquisition of all outstanding common shares issued by Gerdau Ameristeel that it did not yet hold either directly or indirectly, for $11.00 per share in cash, corresponding to a total of $1.6 billion (R$ 2.8 billion). With the acquisition, Gerdau Ameristeel was delisted from the New York and Toronto stock exchanges.

On October 21, 2010, Gerdau S.A. concluded, through its wholly-owned subsidiary Gerdau Ameristeel, the acquisition of Tamco, a company based in the state of California. TAMCO is a mini-mill that produces rebars and is one of the largest producers on the West Coast of the United States, with annual capacity of approximately 500,000 tonnes. The acquisition price was approximately US$ 166.4 million (R$ 283.1 million).

On December 30, 2010, the shareholders of Gerdau S.A. and Aços Villares S.A. approved the merger of Aços Villares S.A. with Gerdau S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the brazilian stock exchange. Following the issue of new shares under the merger, the capital stock of Gerdau S.A. is now represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing installations and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel Association, in 2010, 28.7% of the total crude steel production in the world was through mini-mill process and the remaining 71.3% was through the integrated process.

Crude Steel Production by Process in 2010

	Crude Steel Production	Production by Process (%)
Country	(in million tonnes)	Mini-mill	Integrated
World	1,395	28.7%	71.3%
China	627	9.8%	90.2%
Japan	110	21.8%	78.2%
U.S.A.	81	61.3%	38.7%
Russia	67	26.9%	73.1%
India	67	59.8%	40.2%
S. Korea	58	41.6%	58.4%
Germany	44	30.2%	69.8%
Ukraine	33	4.5%	95.5%
Brazil	33	23.8%	76.2%

Source: worldsteel/monthly statistics

Over the past 15 years, according to World Steel Association, total annual crude steel production has grown from 750 million tonnes in 1996 to 1,395 million tonnes in 2010, for an average annual increase of 4.2%, with a large part of this growth occurring after 2000.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 14.3% from 1,219,7 million tonnes in 2009 to 1,394.9. million tonnes in 2010, triggered mainly by steel production recovery in nearly all the major steel producing countries and regions including the EU, North America, South America and Oceania.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China’s crude steel production in 2010 reached 626.8 million tonnes, an increase of 10.1% on 2009. This was a record annual crude steel production figure for a single country. China’s share of world steel production continued to grow, producing in 2010 44.9% of world total crude steel.

Crude Steel Production by Country in 2010 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 881.4 million tonnes of crude steel in 2010, an increase of 12.4% compared to 2009, its share of world steel production amounted to 63.2% in 2010. Japan produced 109.6 million tonnes in 2010, an increase of 25.2%

on 2009. India’s crude steel production was 66.8 million tonnes in 2010, a 6.4% increase compared with 2009. South Korea showed an increase of 20.3%, producing 58.5 million tonnes in 2010.

The EU-27 where all major steel producing countries including Germany, Italy and France showed an increase of 24.6% compared to 2009, producing 172.9 million tonnes of crude steel in 2010.

In 2010, crude steel production in North America was 111.8 million tonnes, a substantial increase of 35.7% compared with 2009. The United States produced 80.6 million tonnes of crude steel, 38.5% higher than 2009.

The CIS showed a crude steel production increase of 10.7% in 2010. Russia produced 66.8 million tonnes of crude steel, an expansion of 11.4%, while Ukraine recorded an increase of 11.8% with year-end figures of 33.4 million tonnes.

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

In 2010, Brazil maintained its position as the world’s 9th largest producer of crude steel, with a production of 32.8 million tonnes, a 2.4% share of the world market and 75.4% of the total steel production in Latin America during that year.

Total sales of Brazilian steel products were 29.5 million tonnes in 2010, 25.0 million tones in 2009 and 31.0 million tonnes in 2008, exceeding domestic demand of 26.6 million tonnes in 2010, 18.7 million tonnes in 2009 and 24.0 million tonnes in 2008. In 2010, total steel sales in the domestic market increased 26.2% compared to 2009, from 16.3 million tonnes to 20.6 million tonnes.

The breakdown of total sales of Brazilian steel products in 2010 was 62.3% or 18.4 million tonnes of flat steel products, formed by domestic sales of 11.7 million tonnes and exports of 6.7 million tonnes. The other 37.7% or 11.1 million tonnes represented sales of long steel products, which were formed by domestic sales of 8.9 million tonnes and exports of 2.2 million tones.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

(*) Preliminary figures

Source: IABr - Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2010, Brazilian GDP increased by 7.5%, decreased by 0.6% in 2009 and grew 5.2% in 2008. Per capita crude steel consumption in Brazil increased from 102 kilos in 2005 to 129 kilos in 2010, which is still considered low compared to the levels in developed countries.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2010, Brazilian steel exports totaled 8.9 million tonnes, representing 30.1% of total sales (domestic sales plus exports) or $5.8 billion in export revenue. Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 5.3 million tonnes in 2010, 4.7 million tonnes in 2009 and 5.7 million tonnes in 2008, representing 59.1%, 54.0% and 61.7% of Brazil’s total exports of steel products, respectively.

Production and Apparent Demand for Steel Products (million tonnes)

Source: wordlsteel/Short Rage Outlook

Production and Apparent Demand for Long Steel (million tonnes)

Source: wordlsteel/Short Rage Outlook

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed conutries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tones in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2010, Brazil recorded a positive balance in steel transactions of US$ 663 million.

Raw materials - One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore in Brazil is approximately one-fifth of the cost in China and one-third of the cost in United States.

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

North American Steel Industry

The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence upon cyclical end markets and the high volatility of raw material and energy prices. The North American steel industry is currently facing a variety of challenges, including volatile pricing, high fixed costs, low priced imports and the diminution of the effect of U.S. tariffs. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.

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

The North American steel industry has experienced a significant amount of consolidation in the last decade. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of

Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill in November 2004, Sheffield Steel Corporation in 2006 and Chaparral Steel Company in September 2007, have further contributed to this consolidation trend. Since the beginning of 2007, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc., United States Steel Corporation acquired Stelco Inc., and ArcelorMittal Inc. acquired Bayou Steel Corporation. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.

The creation of larger and more efficient steel producers resulting from consolidation in the steel industry has strongly contributed to maintenance of profitability in the long term. As a result, the remaining steel producers have become better positioned to tailor production capacity to market demand and have benefited from scale efficiencies. Such factors have improved steel producers’ ability to reduce costs, negotiate raw material contracts and better respond to the cyclical nature of the steel industry. In addition, the increase in domestic competition from imports observed in early 2000 has diminished, primarily in response to higher steel prices globally, higher transportation costs resulting from fuel price increases and a weaker U.S. dollar.

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Additionally, through the same time period, the domestic U.S. market experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. During 2010, the economy in North America had shown sings of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the automotive sector.

Company Profile

According to the Brazilian Steel Institute (IABr - Instituto Aço Brasil), Gerdau is Brazil’s largest producer of long rolled steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and has been classified by World Steel Association as the world’s 13th largest steel producer based on its consolidated crude steel production in 2009.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates four integrated steel mills, including its largest mill, Açominas mill, an integrated steel mill located in the state of Minas Gerais. The Company currently has a total of 60 steel producing units globally, including jointly controlled entities and associate companies. The jointly controlled entity include a unit located in the United States for the production of flat rolled steel and another unit in India. The associate companies are Aceros Corsa in Mexico; Corporación Centroamericana del Acero in Guatemala; and INCA in the Dominican Republic.

As of December 31, 2010, total consolidated installed capacity, excluding the Company’s investments in jointly controlled entities and associate companies, was approximately 26 million tonnes of crude steel and 21 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 42,9 billion, consolidated net sales of R$ 31,4 billion, total consolidated net income (including non-controlling interests) of R$ 2,5 billion and shareholders’ equity (including non-controlling interests) of R$ 20,1 billion.

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

A significant and increasing portion of Gerdau’s steel production assets is located outside Brazil, particularly in the United States and Canada, as well as in Latin America and Europe. The Company began its expansion into North America in 1989, when consolidation in the global steel market effectively began. The Company currently operates 19 steel production units in the United States and Canada through its principal entity, Gerdau Ameristeel, and believes that it is one of the market leaders in North America in terms of production of some long steel products, such as rods, commercial rolled steel bars, extruded products and beams.

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

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Since the end of 2009 and throughout 2010 the world steel demand and prices have been improving if compared to the situation mentioned above and the Company believes that this trend will continue throughout 2011. A material decrease in demand for steel or exports by countries not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

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

In 2009, the Company’s Board of Directors approved the proposal of the Gerdau Executive Committee (the chief operating decision maker) related to the new governance of the Company, which established a new business segmentation, as follows:

•                  Brazil (Brazil Business Operation) — includes Brazil’s operations, except specialty steel;

•                  North America (North America Business Operation) — includes all North American operations, except Mexico and specialty steel;

•                  Latin America (Latin America Business Operation) — includes all Latin American operations, except for Brazil;

•                  Specialty Steel (Specialty Steel Business Operation) — includes the specialty steel operations in Brazil, Spain and the United States.

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

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments*

Gerdau S.A. Consolidated Shipments by Business Operations (**) (1,000 tonnes)	Year ended December 31,
	2010	2009	2008
TOTAL	17,363	13,987	19,118
Brazil	6,646	5,175	6,578
North America	5,742	4,935	7,641
Latin America	2,211	2,015	2,232
Specialty Steel	2,764	1,862	2,667

(*) The information includes intercompany eliminations inside each business operation.

(**) The information does not include data from jointly controlled entities and associate companies.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (*) (R$ million)	Year ended December 31,
	2010	2009	2008
TOTAL	31,393	26,540	41,908
Brazil	13,013	10,596	15,475
North America	8,836	8,293	15,018
Latin America	3,487	3,137	4,473
Specialty Steel	6,611	4,777	7,984
Intercompany Eliminations	(554)	(264)	(1,042)

(*) The information does not include data from jointly controlled entities and associate companies.

Brazil Business Operation

Brazil Business Operation minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecast monthly based on historical data for the three preceding months. Brazil Business Operation uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil Business Operation, sales volume in 2010 increased by 28.4% from 2009. Domestic sales volume grew by 29.2%, influenced by better market conditions and recovery in demand. The manufacturing industry played an important role in the recovery in demand, fueled by the 21% growth in capital goods production in 2010, according to the Brazilian Institute of Geography and Statistics (IBGE). In the Brazilian market, demand remains robust in the construction industry, as confirmed by the growth of 11.6% in Construction GDP forecast for 2010, according to Sinduscon, an industry trade union.

In 2010, approximately 20.7% of the production sold in Brazil before intercompany eliminations was distributed through Comercial Gerdau, the Company’s largest distribution channel, with 76 stores throughout Brazil, 40 fabricated reinforcing steel facilities (Prontofer) and four flat steel service centers, serving more than 122,000 customers in the year. Another important distribution channel is the network of more than 26,000 points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Company employees and authorized sales representatives working on commission. This Business Operation has annual crude steel installed capacity of 9.1 million tonnes and 5.3 million tonnes of finished steel products.

North America Business Operation

The Company operates in North America through Gerdau Ameristeel. The North America Business Operation has annual manufacturing capacity of 9.2 million tonnes of finished steel products. It has a vertically integrated network of 19 steel units and one jointly controlled entity for the operation of a mini-mill, 23 scrap recycling facilities, 12 downstream operations (including three jointly controlled entities) and 46 fab shops. Gerdau Ameristeel primarily serves customers in the eastern regions of the United States and Canada. North America Business Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

This Business Operation operates mills and downstream. The mills manufactures and markets a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills also produces rebar, merchant bars, rod and special bar quality products used by the downstream and transfers these products at an arm’s length market price to the downstream. The downstream comprises secondary value-added steel businesses and consists of fabrication of rebars, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and wire drawing.

The downstream strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery is provided to meet their reinforcing steel needs and construction schedules.

In general, sales of mill finished products to U.S. customers are centrally managed by the Tampa sales office while sales to Canadian customers are managed by the Whitby sales office. There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Texas for managing sales of structural products. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the Company’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

At the North America Business Operation, despite the sharp drop-off in sales in 2009, a gradual recovery in demand was observed, as indicated by the 16.4% increase in sales volume in 2010 from 2009. The manufacturing industry was the main driver of the recovery in shipments. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 in December 2010, with a reading above 50 indicating growth. The infrastructure and non-residential segments continued to present weak and stable demand.

The North America Business Operation accounted for 33.1% of overall Gerdau shipments, reaching 5.7 million tonnes. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin America Business Operation

The Latin America Business Operation comprises 16 steel units (including jointly controlled entities and associate companies), 34 retail facilities, 17 fab shops (including jointly controlled entities and associate companies) and 10 scrap processing facilities (including associate companies) located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 3.1 million tonnes of finished steel products. The Latin American operation accounted for 12.7% of overall Gerdau shipments, representing 2.2 million tonnes of finished products in 2010, a 9.7% increase compared with 2009. In general, all the countries in this business operation had an increase in its shipments in 2010 when compared to 2009.  The main representative countries in the Latin America Business Operation are Chile, Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

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

Colombia - Diaco was acquired in September 2005, which the Company believes to have a market share of 30.7% of the Colombian steel market. The Company believes to be the largest producer of steel and rebar in Colombia, selling its products through distributors and clients (end-users) in civil construction, industry and others. Colombian units have annual installed capacity of 560,000 tonnes of crude steel and 700,000 tonnes of rolled products.

Peru - Siderperú was acquired in June of 2006 and is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 210 clients in the construction, manufacturing and mining sectors and has more than 160 distributors. Siderperú has annual installed capacity of 650,000 tonnes of crude steel and 960,000 tonnes of rolled products.

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

Specialty Steel Business Operation

The Specialty Steel Business Operation is composed of the operations in Brazil (Charqueadas, Pindamonhangaba, Mogi das Cruzes and Sorocaba), in the United States (MacSteel) and Spain (Corporación Sidenor). This operation, in partnership with its customers, produces engineering steel (SBQ), tool steel,  stainless steel, rolling mill rolls, large forged and casted engineering pieces. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as micro-alloyed steel for high-power and low-emissions diesel engines, clean steel for application in bearings, and steel with improved machining characteristics that allows higher machining speeds and lower tooling replacement, among others.

The Specialty Steel Business Operations recorded an increase of 48.4% in sales volume in 2010 from the prior year, with various different impacts felt in each country.  The increase is mainly due to the economic recovery in the regions where we operate.  The sales volume increase was stronger in the United States and Brazil and in more moderate rate in the Spain.

In Brazil, Gerdau specialty steel operations are located in Rio Grande do Sul (Charqueadas) and in São Paulo (Pindamonhangaba, Mogi das Cruzes and Sorocaba). The specialty steel units in Brazil have a combined annual capacity of 1.4 million tonnes of crude steel and 1.4 million tonnes of rolled products, which is sold in the domestic and export markets. The operation in Brazil has more than 400 customers located mainly in Brazil.

Gerdau maintains a presence in Europe through Corporación Sidenor, which sells specialty steel to the entire continent. Sidenor has more than 450 clients located mainly in Spain, France, Germany and Italy. Sidenor has an annual installed capacity of 1.2 million tonnes of crude steel and 1.2 million tones of rolled products.  Sidenor also has four downstream operations located in Spain.

Gerdau maintains a presence in North America through MacSteel, the largest SBQ (Special Bar Quality) supplier in the United States. MacSteel operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations. MacSteel has an annual installed capacity of 1.2 million tonnes of crude steel and 1.1 million tonnes of rolled products. MacSteel has more than 240 customers located mainly in the United States, Canada and Mexico.

There are commercial and operational synergies among these units in this business operation through centralized marketing and production strategies.

Exports

In the middle of 2009 an international trade area was created to be responsible for trading all Gerdau’s business operations exports (commercial quality products) and imports (finished products from third parties). This area is responsible for selling products directly to final overseas users and indirectly through trading companies. Sales are negotiated worldwide (i) primarily through CIF (Cost, Insurance and Freight) and (ii) guaranteed at sight through letters of credit issued by customers through prime European and U.S. banks. Great part of the exports is negotiated intercompany and some units are both importers and exporters, which allow us to have a great synergy in terms of logistic, production and product line. Brazil Business Operation has always been the most relevant operation in terms of exports.

Brazil Business Operation had been exporting a large part of its production since 2003, but due to the stronger domestic market since 2007, a portion of sales has been reallocated from exports to the domestic market. In 2010, exports accounted for 29.0% of the Brazil Business Operation sales, approximately the same as in 2009. Brazil Business Operation exports generated R$2,018.4 million in revenue in 2010 totaling 1.9 million tones (excluding shipments to subsidiaries), an increase of 26.5% from 2009. The export strategy has allowed Gerdau to develop a client base that is more evenly distributed throughout the world, with exports going mainly to Asia, South America and North America.

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated Exports by Destination	Year ended December 31,
	2010	2009	2008
Total including shipments to subsidiaries (1,000 tonnes)	3,022	1,858	2,315
Africa	3%	19%	5%
Central America	9%	2%	4%
North America	22%	7%	7%
South America	25%	19%	23%
Asia	36%	40%	54%
Europe	5%	13%	6%
Oceania	0%	0%	1%

The North America Business Operation exported around 489,000 tonnes, accounting for 8.5% of the total sales in this operation. Latin America Business Operation exported about 90,000 tonnes, accounting for 4.1% of the total sales of this operation.

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 49 mini-mills worldwide (excluding jointly controlled entities and associate companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

The Company operates 5 integrated mills, of which 4 are located in Brazil and 1 in Peru. The Açominas mill is the largest integrated facility the Company operates. Although it produces steel using a blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

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

Brazil and Specialty Steel Business Operations - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has medium and long-term supply contracts with scrap generators and short-term contracts with some suppliers for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

In the Açominas mill the main raw materials of this unit include: (i) coal imported from Canada, Australia and the United States, anthracite from Vietnam and the Ukraine and coke petroleum purchased from Petrobras; (ii) ferroalloys, of which 90.0% is purchased in the domestic market; and (iii) iron ore, which is partially produced from its own mines and partially supplied by large, medium, and small sized mining companies, most of them strategically located close to the plant. These three items accounted for about 40.0% of the total production costs of Açominas mill in 2010. Due to its size, the Açominas mill utilizes long-term contracts to guarantee raw material supplies.

North America Business Operation - The main metallic input used by the Company’s mills in the United States is ferrous scrap. When ferrous scrap prices exceed acceptable levels, as occurred in 2004, the mills seek to modify input sources accordingly. Gerdau Ameristeel has consistently obtained adequate supplies of raw materials and is not dependent on a smaller number of suppliers.

Latin America Business Operation - The main metallic input used by the Company’s mills in Latin America is ferrous scrap. The Latin American Operation is exposed to market fluctuations, varying its prices according to each local market.

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

In 2010 Gerdau utilized more than 10 million tonnes of scrap, accounting for significant gains through increasingly competitive operating costs.

Brazil and Specialty Business Operations - The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. The Southeast region is the most industrialized in the country, generating the highest volume of scrap. Due to the high concentration of players in this region, the competition is more intense.

The Company also has five shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

At Corporación Sidenor, prompt (industrial) scrap is the main type of raw material used in the Spanish operation.

North America Business Operation - Ferrous scrap is the primary raw material to this Business Operation. It is a commodity whose availability varies in accordance with the level of economic activity, seasonality, export levels, and price fluctuations. Nine of Gerdau Ameristeel’s mini-mills have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Given the fact that not all of the scrap it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and prepare scrap.

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

Latin America Business Operation - The price of scrap in the Latin America varies in accordance with demand, transportation costs and region. The Latin America Business Operation has the most volatile scrap prices in comparison to the other Gerdau’s operations because it consolidates prices from seven countries.

Pig Iron and Sponge Iron

Brazil Business Operation - Brazil is an exporter of pig iron. Most Brazilian pig iron is produced in the state of Minas Gerais by a large number of small producers. Pig iron is a natural substitute for scrap, and in Brazil it is an important component of the metal mix used to make steel in the mills. In Brazil, the price of pig iron is related to internal and external demand and to the cost of charcoal, the most volatile cost item in pig iron production.

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

North America Business Operation - Scrap availability is a major factor in Gerdau Ameristeel’s operations. . Direct reduced iron, hot briquetted iron and pig iron can substitute a limited portion of the ferrous scrap used in electric arc furnace steel production. Gerdau Ameristeel does not utilize significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties at the Beaumont facility, and to produce some special sections.

Iron Ore

Iron ore is the main input to produce steel at Gerdau’s plants in Ouro Branco, Barão de Cocais, Contagem, Divinópolis, and Sete Lagoas located in Minas Gerais State, southeastern of Brazil.

Iron ore is purchased on its natural form as iron ore fines (pellet feed and sinter feed), as lump ore or agglomerated as pellets.

Iron ore fines are agglomerated in the sinter plant and then loaded into the blast furnace, which produces pig iron, which is refined and turned into steel. Lump ore and pellets are directly loaded into the blast furnace to increase productivity. To produce 1,0 ton of pig iron it is required about 1,28 ton of sinter, the product of agglomeration of sinter feed and pellet feed, and 0,32 ton of lump ore and pellets.

Iron ore consumption in the mills on Minas Gerais State accounted about 7,5 million tons in 2010, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

Açominas mill’s important raw materials and inputs also include coking coal. Coal is used in the production of coke, the main reduction agent for sinter, iron ore and pellets in the blast furnace. Pulverized Coal Injection (PCI) is also used to reduce coke consumption, increase productivity and consequently the cost of pig iron. At the steel works, ferroalloys are used to make steels with special characteristics. Oxygen, nitrogen and argon are also used in some processes and supplied by an on-site company. The gas resulting from the production of coke, pig iron and steel, once cleaned, is used as fuel for several processes and for generating electricity to power the plant.

Gerdau has a metallurgical coke producer and coking coal reserves in Colombia. This producer has annual coke production capacity of 1.0 million tones and estimated coking coal reserves of 20 million tones.

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

Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located in Agudo, Rio Grande do Sul state (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Desenvix (2.2%).

Caçu and Barra dos Coqueiros hydroelectric power plants, located in the state of Goiás (Brazil), with total installed capacity of 155MW and started its operations in 2010, with all power made available to the units located in Brazil’s Southeast.

Gerdau also holds the concession to operate the São João — Cachoeirinha Hydroelectric Plant Complex located in Paraná state. The complex will have total installed capacity of 105 MW. The start of construction is currently awaiting the granting of the environmental licenses.

The terms of the aforementioned generation concession agreements are for 35 years as of the signature of the agreement. As such: UHE Dona Francisca expires in 2033 and UHEs Caçu and Barra dos Coqueiros and UHEs São João - Cachoeirinha expire in 2037.

The Company is currently analyzing power generation alternatives in all countries where it operates.

In Brazil, the Company’s units hold long-term contracts with electricity suppliers and do not depend on a single contract. Energy is currently supplied to the Company’s industrial units under two types of contracts:

•      Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Riograndense, Aços Especiais Piratini, Guaíra, Usiba, Açonorte and Sorocaba. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).

•      Contracts in the Free Market Environment in which Gerdau is a “Free Consumer” are used at the following units: Araçariguama, Cosigua, Cearense, Açominas, Divinópolis, Barão de Cocais, Pindamonhangaba and Mogi das Cruzes. These units have power purchase agreements contracted directly with power generation companies and/or energy traders, with prices defined and adjusted according to rules predetermined by the parties. The transmission and distribution rates are regulated by ANEEL and revised annually. Açominas mill generates approximately 70.0% of its energy needs internally, using gases generated by the steelmaking process. This keeps its exposure to the energy market significantly lower than in the case of mini-mills.

The supply of natural gas to all Brazilian units is regulated and performed under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to natural gas supplies.

In Spain the company is currently negotiating a new power contract starting July 2010 through December 2011. Its natural gas contract also lasts until December 2011.

In North America, there are two types of energy markets: regulated and deregulated. In the regulated market, agreements are established with local electric power concession holds and the rates are determined for each region. In the deregulated market, the price of power can change every 5 minutes (spot price) to reflect the actual cost of electricity generation. Although the deregulation of both the natural gas and wholesale electricity markets may create opportunities to reduce costs as a result of market competition, the prices of both these forms of energy have recently become more volatile and may remain so.

In Chile, Colombia and Uruguay, both electricity and natural gas are purchased under long-term agreements. In Colombia, the electricity and natural gas agreements were renewed in 2009. In Chile, Gerdau AZA renegotiated its electric power agreement in 2014. Gerdau AZA negotiated a new natural gas supply agreement from the second half of 2009 based on imports of liquefied natural gas (LNG) that started last year with lower prices than alternative fuels. Currently the contract was extended to the end of 2011.

In Peru electricity is purchased under a long-term agreement. The plant has no access to natural gas supply due to its location, and a project to transport natural gas from the south is currently under study.

Argentina utilizes natural gas (LPG as a substitute) and Uruguay also uses natural gas (Fuel Oil as substitute). In 2008, Gerdau Sipar signed a contract with Petrobrás to supply the new plant´s power requirements up to May 2010. In view of the postponement of this project, this contract was reviewed and its expiration was postponed until 2022. The Natural gas supply contract expires in May 2011 and is already renegotiated.

A new power purchase agreement in the Dominican Republican was closed in 2009 with a 5-year term. Beginning in 2011, the unit will receive LNG (liquefied natural gas) thru ships and trucks.

In Mexico, the regional power utility (Luz y Fuerza del Cientro) was liquidated by the government and its operations were replaced by the state company CFE (Companía Federal de Electricidad), with no impact to the supply.

Products

The Company supplies its customers with a wide range of products from five major product lines:

Crude Steel (Billets, Blooms and Slabs)

Crude steel products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebars and merchant bars. They are the main product of the Açominas mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products. Slabs are mainly used to produce hot and cold rolled coils, heavy slabs and profiles.

Crude steel products may be produced using either the continuous casting or conventional process. In the conventional process, liquid steel is poured into ingot moulds for rolling. The hot ingots are sent to the primary rolling mill to be heated in soaking pits and then are rolled to produce crude steel products (billets, blooms and slabs). Although this conventional process is not widely used in Brazil, it is still employed at the Company’s Açominas mill. The use of a conventional casting system may represent a competitive advantage since the Company believes it is one of the only companies manufacturing billets and blooms in Brazil, leading the Company to have captive customers for these products in Brazil and also outside the country.

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

It also supplies steel to its customers through its jointly controlled entity Kalyani Gerdau Steel Inc. located in India. It is a jointly controlled entity with the Kalyani Group in India in which Gerdau has a 73.2% stake in the jointly controlled entity.

Flat Products

The Company’s Açominas mill produces slabs, which are rolled into flat products such as hot and cold steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers.

Gerdau Ameristeel also supplies flat steel to its customers through its jointly controlled entity Gallatin located in Kentucky. Gallatin is a jointly controlled entity with ArcelorMittal, Canada, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year. Both partners in jointly controlled entity have a 50.0% stake.

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

Knowledge Management System is used to share information among all steel mills seeking performance improvements and leverage of process knowledge supported by Communities of Practice and technical specialists.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 29-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy provides for the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Açominas mill exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

Gerdau Ameristeel’s credit terms to customers are generally based on customary market conditions and practices. Gerdau Ameristeel’s business is seasonal, with orders in the second and third quarters tending to be stronger than those in the first and fourth quarters, primarily due to weather-related slowdowns in the construction industry.

Spain specialty steel operation has a Risk Committee that is responsible for analyzing customer credit.

USA specialty steel operations and Brazi specialty steel operations have their own credit departments for costumer’s credit analyses.

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels. On December 31, 2010, provision for doubtful accounts was 2.09% based on gross account receivables as per Note 6. On December 31, 2009 this provision was 3.1% of gross account receivables, an exception level due to the international economic crisis during 2009. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Logistics

Transportation costs are an important component of most steel mill businesses and represent a significant factor in maintaining competitive prices in the export market. The majority of the Company’s mills are strategically located in various different geographic regions. The Company believes that the proximity of its mills to raw material sources and important consumer markets gives it a competitive advantage in serving customers and obtaining raw materials at competitive costs. This represents an important competitive advantage in inbound and outbound logistics.

To reduce logistic costs, Gerdau also uses different types of transportation modes (road, rail and sea) to receive raw materials and deliver products to its customers or ports of destination. Accordingly, the Company has developed long-term relationships with logistic companies specialized in delivering raw materials and steel products.

In 1996 Gerdau acquired an interest in MRS Logística, one of the most important rail companies in Brazil, which operates connecting the states of São Paulo, Rio de Janeiro and Minas Gerais, which are Brazil’s main economic centers, and also reaches the main ports of the country in this region. These shares provide secure and efficient use of this mode to transport raw materials (scrap and pig iron) as well as final products. In North America, the Company owns a large number of rail cars for the same purpose.

Gerdau uses around 15 ports to deliver products from the entire Brazilian coastline. The majority of exports are shipped from Praia Mole Private Steel Terminal in Vitoria, Espírito Santo. Furthermore, this is Brazil’s most efficient and productive seaport for handling steel products, with more than 20 years of expertise in this business.

Gerdau also owns specialized terminals in iron ore deliveries that supply its steel units in the state of Bahia and in Peru. Additionaly, Gerdau is currently in progress with a project and construction of a new export terminal for coal in Colombia.

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

The Company operates in the flat steel market through its Açominas mill that produces slabs, which are used to roll flat products such as hot and cold rolled steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers. Gerdau Ameristeel also supplies flat steel to its customers through its jointly controlled entity Gallatin. Gallatin is a jointly controlled entity with ArcelorMittal, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year.

The Company produces specialty and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its specialty steel units in Brazil, United States, Spain and through its jointly controlled company in India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2010, the Company was the largest Brazilian long steel producer and the second largest crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, ArcelorMittal Brasil was the second largest long steel producer and the first largest crude steel producer in Brazil during 2010.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2010	2009	2008
ArcelorMittal Brasil (1)	30.7	34.4	31.0
Gerdau (2)	24.8	23.4	25.8
Usiminas (3)	22.2	21.3	23.8
CSN	14.9	16.5	14.8
Others	7.4	4.4	4.6
Total	100.0	100.0	100.0

Source: IABr - Instituto Aço Brasil
(1) Arcelor S.A. controls CST, Belgo and Acesita
(2) Includes Aços Villares
(3) Usiminas and Cosipa are part of the Usiminas Group

World common long rolled steel demand is met principally by steel mini-mills and, to a much lesser extent, by integrated steel producers. In the Brazilian market, no single company competes against the Company across its entire product range. Throughout 2010, the Company faced some competition from long steel products imports, mainly coming from Turkey. The Company believes that the diversification of its products, the solution developed by its fabshops units and the decentralization of its business provide a competitive edge over its major competitors.

In the domestic market, Gerdau is almost an exclusive supplier of blooms and billets to well-defined and loyal customers that have been purchasing from it regularly for over 15 years. Intense competition exists between the Company and Arcelor Mittal in the slab and wire rod markets.

Competitive Position — Outside Brazil

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

Outside Brazil, notably in North America, the Company’s subsidiary Gerdau Ameristeel has increased its market share through acquisitions. Gerdau Ameristeel is the second largest mini-mill steel producer in North America and has progressively increased its share in the North American market, with annual nominal capacity of 10.4 million tonnes of crude steel and 10.7 million tonnes of rolled products.

Gerdau Ameristeel’s geographic market encompasses primarily the United States and Canada. Gerdau Ameristeel faces substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Selkirk, Midlothian, Jacksonville, Jackson, Cartersville and Petersburg mini-mills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expenses are limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

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

In Latin America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 80% of shipments from Gerdau’s Latin American Operation originate from Chile, Peru, Colombia and Mexico. In Chile, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of imports. The Company estimates the share of the domestic long steel market held by Gerdau AZA at about 30% and their products are oriented to satisfy the constructions, mechanic, agriculture and mining market. It also believes that Diaco has a 31% stake in the Colombian steel market and that Siderperú has market share of approximately 36% in the long products segment in Peru.

Spain specialty steel operation holds approximately 10% of the specialty steel market in the European Union; USA specialty steel operation has roughly 20% share in the SBQ market; and in Brazil, Gerdau’s specialty steel units are combined the biggest player in that market.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has hired insurance for its Açominas mill against operating losses, which covers amounts up to approximately $4.3 billion (R$ 7,4 billion as of April 30, 2010), including material damage to installations ($3.3 billion) and losses of gross revenues ($997 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Açominas mill remains effective until April 30, 2011. The Company’s mini-mills are covered against operational losses under its policy.

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

In Colombia there are some mining operations, these concessions are ruled by the government and it’s ruled by regulations contained in the Mining Code (Law 685 of 2001 and Law 1382 of 2010). Under the concession rights given to the Company, exploration and exploitation projects of coking coal can be developed. The mines are located at Tausa, Cundinamarca; Cucunubá, Cundinamarca; Samacá and Ráquira, Boyacá; and Cúcuta, north of Santander. The period of the concessions is 30 years and it can be extended for more 30 years. The environmental requirements are also part of the rules that have to be fulfilled in order to develop the projects. Furthermore, there are other important matters such as security of the personnel and the payment of royalties.

Information on the Extent of the Company’s Dependence

In the case of a power outage, there are no alternative supply options available at most Gerdau mills due to the high volume and tension required for the operation of these plants. Some Gerdau small plants may choose, as an alternative, to use generators to compensate for the energy shortage. Moreover, the Açominas mill generates 70% of its power needs internally using gases generated in the steel-making process.

In case of a lack of natural gas, the equipment could be adjusted to use diesel and LPG.

The distribution of electric power and natural gas is a regulated monopoly in most countries, which leads the distributor to be the only supplier in each geographic region. In some countries, regulations allow for a choice of electrical power or natural gas commodity supplier, allowing Gerdau to diversify its supply agreement portfolio.

Material Effects of Government Regulation

In addition to the government regulations that apply to its industry in general, the Company is not subject to any specific regulations that materially and adversely affect its business.

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2010:

The table below shows the main consolidated companies and the investments controlled directly or indirectly by Gerdau on December 31, 2010, 2009 and 2008:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2010	2009	2008	2010	2009	2008
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	66.32	66.32	100.00	66.32	66.32
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	66.32	66.37	100.00	66.32	66.37
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93.98	93.98	93.30	93.99	93.98	93.31
Gerdau Aços Longos S.A.	Brazil	93.96	93.96	93.30	93.97	93.97	93.31
Maco Holdings Ltda. (3)	Brazil	—	100.00	—	—	100.00	—
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiaries (4)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (5)	Brazil	75.88	95.20	94.15	75.88	95.20	94.15
Corporación Sidenor S.A. and subsidiaries (6)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	89.35	94.22	94.22	89.35
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (7)	Chile	99.99	100.00	99.00	99.99	100.00	99.00
Gerdau Aços Especiais S.A.	Brazil	94.35	94.35	93.30	94.36	94.35	93.31
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (8)	Hungary	98.84	98.75	98.75	98.84	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.58	95.58	93.30	95.59	95.59	93.31
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	86.66	83.28	86.66	86.66	83.28
Diaco S.A. and subsidiarie (9)	Colombia	99.36	99.34	98.73	99.36	99.34	98.73
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	97.06	99.73	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	100.00	100.00	99.90	100.00	100.00	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.29	98.24	98.32	98.29	98.24
Cleary Holdings Corp.	Colombia	100.00	50.90	50.90	100.00	50.90	50.90
Sizuca - Siderúrgica Zuliana, C.A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Financial Corp. (13)	Netherlands	—	100.00	100.00	—	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	—	—	100.00	—	—
Gerdau Trade II Inc.	Cayman Island	100.00	—	—	100.00	—	—
Aços Villares S.A. (12)	Brazil	—	58.50	58.44	—	58.50	58.44

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc, Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd..

(3) The Subsidiary Maco Holdings Ltda. is now reported as associated, according to the note 3.3

(4) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc..

(5) Fixed-income investment fund managed by JP Morgan.

(6) Subsidiaries: Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Corporación Sidenor S.A. y Cia, Sidenor Calibrados S.L..

(7) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda e Trefilados Bonati S.A., Cerney Holdings Ltd., Indac Colômbia S.A..

(8) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L..

(9) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A..

(10) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. e GTL Servicios Administrativos México, S.A. de C.V..

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A..

(12) The Subsidiary Aços Villares S.A. was incorporated by Gerdau S.A., according to the note 3.5.d,

(13) The Subsidiary GTL Financial Corp. was closed in the year of 2010.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Indústrias Nacionales (INCA) in the Dominican Republic through Multisteel Business Holdings, in which Gerdau has a 49% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Kalyani Gerdau Steel Ltd., in which Gerdau has a stake of approximately 73% and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 52% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.6 million tonnes of crude steel.

Gerdau Comercial de Aços S.A. - This company sells general steel products and has 76 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the mill located in the state of Minas Gerais, Brazil. The Açominas mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 49.4% of Gerdau’s crude steel output in the Brazil Business Operation.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has nominal annual capacity of 10.5 million tonnes of crude steel and 9.7 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are Gerdau USA Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel, Sayreville Inc., Pacific Coast Steel, Chaparral Steel Company, and Tamco. Gerdau Ameristeel also has a 50% interest in the jointly controlled entity Gallatin in the United States.

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

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 560,000 tonnes of crude steel and 700,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. - Acquired in 2006, Siderperú is a long and flat steel producer with annual installed capacity of 650,000 tonnes of crude steel and 960,000 tonnes of rolled steel. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and six rolling mills.

Gerdau GTL México, S.A. de C.V. - The latter company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 500,000 tonnes of crude steel and 430,000 tonnes of rolled products.

Sizuca - Siderúrgica Zuliana, C. A. - In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana located in Ciudad Ojeda, Venezuela. Sizuca owns a mini-mill that produces concrete reinforcement bars. Sizuca has annual installed capacity of 300,000 tonnes of crude steel and 200,000 tonnes of rolled products.

Corsa Controladora, S.A. de C.V. - In 2008, the Company acquired a 49% stake in Corsa Controladora, S.A. de C.V. (Mexico). Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Located in the metropolitan area of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars) and has annual installed capacity of 160,000 tonnes of crude steel and 250,000 tonnes of rolled products.

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

Corporación Centroamericana del Acero S.A. - Strategic partnership entered into with Corporación Centroamericana del

Acero S.A., assuming a 30.0% stake in the capital of this company, which has installed capacity of 430,000 tonnes of crude steel and 570,000 tonnes of rolled steel. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize.

Kalyani Gerdau Steel Ltd. - Jointly controlled entity with the Kalyani Group for the operation of a steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. Gerdau and the Kalyani Group have a joint control over this entity and Gerdau has approximately 73.2% in the Company’s capital stock. The Kalyani Group has veto powers established by the jointly controlled entity agreement which establishes joint control even in this case of Gerdau having an interest over 50%. The crude steel capacity of this unit is approximately 250,000 tonnes.

Seiva S.A. - Florestas e Indústrias - A reforestation company created in 1971, Seiva has pinus and eucalyptus forests used by the pulp and paper industries.

Cleary Holdings Corp. - Cleary Holdings Corp controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has coking coal reserves of 20 million tonnes and annual coke production capacity of 1.0 million tonnes.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of installation, as well as the types of products manufactured at December 31, 2010:

		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION		5,490	9,100	5,320
Açonorte	Brazil	—	260	240	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Agua Funda	Brazil	—	—	100	Rolling Mill	Rebar, merchant bars
Barão de Cocais	Brazil	330	330	200	Integrated/blast furnace, LD converter and rolling mill	Rebar, merchant bars
Cearense	Brazil	—	200	160	EAF mini-mill, rolling mill	Rebar, merchant bars
Cosigua	Brazil	—	930	1,350	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Divinópolis	Brazil	430	580	520	Integrated/blast furnace, EOF converter and rolling mill	Rebar, merchant bars
Guaíra	Brazil	—	540	170	EAF mini-mill, rolling mill	Billet, rebar, merchant bars
Riograndense	Brazil	—	450	500	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Usiba	Brazil	—	490	400	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
São Paulo	Brazil	—	820	610	EAF mini-mill, rolling mill	Billets, rebars
Contagem	Brazil	240	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	130	—	—	Blast furnace	Pig iron
Açominas	Brazil	4,360	4,500	1,070	Integrated with blast furnace	Billets, blooms, slabs, wire rod, heavy structural shapes
NORTH AMERICAN OPERATION		—	9,860	9,220
Beaumont	USA	—	590	730	EAF mini-mill, rolling mill	Quality rod products
Calverty City	USA	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Cartersville	USA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	—	370	330	EAF mini-mill, rolling mill	Rebar, merchant bars

Jackson	USA	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	—	730	620	EAF mini-mill, rolling mill	Rebar, wire rod
Joliet	USA	—	—	70	Rolling mill	Merchant bars, medium structural channel and beams
Knoxville	USA	—	520	470	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Perth Amboy	USA	—	—	—	Rolling mill	Merchant bars, medium structural channel and beams
Sand Springs	USA	—	—	—	EAF mini-mill, rolling mill	Merchant bar, rebar, railway products
Sayreville	USA	—	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	—	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality round bars
Whitby	Canada	—	900	730	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	—	320	320	EAF mini-mill, rolling mill	Rebar, merchant bars
Midlothian	USA	—	1,500	1,400	EAF mini-mill, rolling mill	Rebar, merchant bars
Petersburg	USA	—	1,000	1,000	EAF mini-mill, rolling mill	Rebar, merchant bars
Tamco	USA	—	470	460	EAF mini-mill, rolling mill	Rebar
LATIN AMERICAN OPERATION		400	2,590	3,030
AZA	Chile	—	490	470	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Laisa	Uruguay	—	100	80	EAF mini-mill, rolling mill	Rebar, merchant bars
Diaco	Colombia	—	550	650	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Sipar	Argentina	—	—	240	Rolling mill	Rebar, merchant bars
Siderperú	Peru	400	650	960	Blast Furnace, EAF mini-mill, rolling mill	Rebar, merchant bars, slabs
Sizuca	Venezuela	—	300	200	EAF mini-mill	Rebar
Sidertul	Mexico	—	500	430	EAF mini-mill, rolling mill	Rebar, angle, flat bars
SPECIALTY STEEL OPERATION		—	3,760	3,690
Pindamonhangaba, Mogi das Cruzes E Sorocaba	Brazil	—	1,000	910	EAF mini-mill, rolling mill	Flat bar, special profiles, wires, wire rod, finished and rolled bar, rolling mill rolls.
Piratini	Brazil	—	430	470	EAF mini-mill, rolling mill	Finished and rolled bar, wire rod, forged bar.
Corporación Sidenor	Spain	—	980	1,070	EAF mini-mill, rolling mill	Finished and rolled bar, and forged pieces and rolling mill rolls.
MacSteel	USA	—	1,350	1,240	EAF mini-mill, rolling mill	Finished and rolled bar.
GERDAU TOTAL		5,890	25,310	21,260

While electric arc furnace (EAF) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or direct reduction iron (DRI) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

Mining Assets

Although the Company is primarily focused on the steel business, it owns four mineral assets in order to have its own sources of minerals by acquiring land and mining rights. These mines are located in Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco near the Açominas mill in the state of Minas Gerais, Brazil. The location of these mines in the Minas Gerais iron belt and in the vicinity of the Açominas mill should contribute to the long term competitiveness of this unit.

Investment Programs

In fiscal year 2010, capital expenditure on fixed assets was R$ 1,288.7 million. Of this total, 69.3% was allocated to Brazil Business Operation units and the remaining 30.7% was allocated to the other businesses operations. The Company invested R$ 3,192.1 million (net of cash) in acquisitions during 2010.

Brazil Business Operation — a total of R$ 893.7 million was invested in this operation for capital expenditure. The major part of this investment was for the installation of heavy plates and hot-rolled coil rolling mills at the Açominas mill.

North America Business Operation — this business operation spent R$ 3,178.3 million on capital projects and acquisitions in 2010. On August 30, 2010, Gerdau S.A. concluded the acquisition of all outstanding common shares issued by Gerdau Ameristeel that it did not yet hold either directly or indirectly, paying a total of R$ 2,808.9 million. The Company also paid approximately R$ 283.1 million for the acquisition of Tamco, a company based in the state of California, US.

Latin America Business Operation — in 2010, the Latin American units spent R$ 310.9 million, from which R$ 209.8 million were capital expenditure on fixed assets for the substitution of an electric arc furnace in Peru. In the same period the Company acquired an additional stake of 49.1% in Cleary Holdings Corp. for R$ 101.1 million.

Specialty Steel Business Operation — the specialty steel units spent R$ 97.9 million in 2010, for capital expenditure on fixed assets equally distributed throughout the countries which compose this business operation.

The investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$ 10.8 billion, and include both strategic and maintenance investments (see table below).

Investment Plan—Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Expansion of the structural profile rolling mill at Açominas mill-MG	Brazil	160	2011
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Açominas mill-MG	Brazil	1,900	2012
Expansion of mining capacity to 7 million tonnes	Brazil	—	2012
Wire rod and rebar rolling mill in Cosigua mill-RJ(1)	Brazil	600	2012
Fabrication units and ready-to-use steel product units	Brazil	—	2012
North America Business Operation
Reheating furnace at Calvert City	USA	—	2012
Latin America Business Operation
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel Business Operation
New continuous slab casting with capacity expansion at the melt shop	USA	200	2012
Specialty steel and rebar rolling mill, sintering and energy generation(2)	India	300	2012
Specialty steel rolling mill	Brazil	500	2012

(1)     In order to supply this rolling mill Gerdau will resume its melt shop with 600,000 tonnes crude steel capacity located in Santa Cruz—Rio deJaneiro.

(2)     Capacity is not included in consolidated figures, since it is a shared controlled company.

Additionally the Company has the following planned investments:

•                  Brazil:  In the phase 2 will have an additional 500,000 tonnes rolling capacity in Santa Cruz-RJ

•                  Peru:  Melt shop modernization and improvement of port logistic, as well the technological improvement on environmental protection at this unit

•                  United States:  dedusting system at Tamco melt shop.

Environmental Issues

Gerdau S.A believes it is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that could affect the use of its fixed assets.

In 2010, Gerdau S.A. invested R$ 137.7 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

In 2006, the subsidiaries in Brazil evaluated seven of their operational sites regarding potential environmental impacts caused by past operations. The Company concluded that its past operations may have caused environmental damage, mainly due to the use and disposal of hazardous substances, and that it may be required in the future by authorities to remedy these environmental damages. Based on assumptions of the extent of the potential damage caused and on the time of the remedial process, the Company has made estimates to determine the amounts involved in data collection, analysis and determination of the actual environmental impact in the areas potentially impacted by its operations. “These estimates amount to R$ 20.9 million and were recorded under “Environmental Liabilities”. Those amounts may vary in the future, depending on the development of research and the conclusion of the environmental impact studies. In December 31, 2010 the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 20.9 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimated clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2010 at approximately R$ 49.7 million, with these costs recorded as a liability in its financial statements in Note 21 — Environmental Liabilities.

Gerdau has industrial facilities holding ISO 14001 certification in many countries, of which 16 units are in Brazil; 1 in Chile; 2 in Colombia; 1 in Uruguay, 1 in Argentina; 19 in North America and 5 in Spain.

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

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2010, 2009 and 2008 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

The primary factors affecting the Company’s operating results include:

•                  Economic and political conditions in the countries in which Gerdau operates, specially Brazil and U.S.;

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

In 2009, Brazilian GDP slightly fell by 0.6% remaining at $1.6 trillion, with a trade surplus of $25 billion. Inflation, as measured by the IPCA index, stood at 4.3%. The average CDI rate in the year was 9.9%. The Brazilian real appreciated by 25.5% against the U.S. dollar, ending the year at R$1.74 to $1.00.

In 2010, Brazilian GDP grew by 7.5% to $2.1 trillion, with a trade surplus of $20 billion. Inflation, as measured by the IPCA index, was 5.9%. The average CDI rate in the year was 9.7%. On December 31, 2010, the U.S. dollar/Brazilian real foreign exchange rate was R$1.67/$1.00.

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

	2010		2009		2008
Actual GDP growth	7.5%		(0.6)%		5.1%
Inflation (IGP-M) (1)	11.3%		(1.7)%		9.8%
Inflation (IPCA) (2)	5.9%		4.3%		5.9%
CDI rate (3)	9.7%		9.9%		12.4%
6-month LIBOR	6.4%		0.4%		1.8%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	(4.3)%		(25.5)%		31.9%
Foreign exchange rate at end of period — $1.00	R$	1.6662	R$	1.7412	R$	2.3370
Average foreign exchange rate — $1.00 (4)	R$	1.7593	R$	1.9935	R$	1.8375

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the estimated 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. In 2010, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvement in the automotive sector and in the manufacturing industry were the drivers of the recovery in demand. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 in December 2010, with a reading above 50 indicating growth. The infrastructure and non-residential segments continued to present weak and stable demand.

In 2008, U.S. Real GDP was 0.0% ($14.4 trillion Nominal GDP), with a trade deficit of $668.9 billion, according to the IMF (International Monetary Fund). Inflation in 2008 measured by the CPI was 3.8%. The average Fed Funds rate was 1.9%.

In 2009, according to IMF (International Monetary Fund) the U.S. Real GDP decreased by 2.6% ($14.1 trillion Nominal GDP), with a trade deficit of $378.4 billion. Deflation, as measured by the CPI, was 0.3%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.2%.

In 2010, U.S. Real GDP grew by 2.6% ($14.6 trillion Nominal GDP), with a trade deficit of $466.5 billion, according to the International Monetary Fund (IMF). Inflation in 2010 measured by the CPI was 1.4%. The average Fed Funds rate was 0.2%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2010	2009	2008
Actual Real GDP growth (1)	2.6%	(2.6)%	0.0%
Inflation (CPI) (2)	1.4%	(0.3)%	3.8%
Fed Funds (3)	0.2%	0.2%	1.9%

Sources: International Monetary Fund and Federal Reserve Statistical Release

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, Brazilian GDP has accelerated, growing by 1.3% in 2001 and 2.7% in 2002, contracting by 1.1% in 2003, and growing by 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 6.1% in 2007, 5.1% in 2008 and decreasing 0.6% in 2009 and growing by 7.5% in 2010.

In a positive economic environment, the Brazilian real appreciated against the U.S. dollar throughout 2010, leading to significant improvement in Brazil country risk and a gradual reduction in interest rates.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies other than the respective functional currencies of each subsidiary. The functional currency of the Brazilian operating subsidiaries is the Brazilian real. Brazilian subsidiaries have some of their assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders equity. Foreign exchange gains and losses on transactions, including the exchange gains and losses on some non-real denominated debt of the subsidiaries in Brazil are recognized in the statement of income. However, foreign exchange gains and losses designated as the hedged instrument of investment in foreign subsidiaries is also recognized directly in shareholders equity. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeds the amount of liabilities. The effect of the valuation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

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

Over the last ten years, annual world crude steel production volume has varied from between approximately 850 million tonnes and 1.400 million tonnes. According to the worldsteel, world crude steel production in 2010 was 1,395 million tonnes, 14.3% higher than in 2009, a reflection of the recovery in the world economy increasing the demand for steel products. China continued to increase its crude steel production by 10.1% in 2010, mainly due to massive public spending on infrastructure projects. According to worldsteel, world demand for finished steel products increased by 55.5% between 2002 and 2010, for an average annual growth rate of 5.0%.

International steel prices increased around 84.7% over the last five years (2006-2010), due to stronger demand from China, which has led steelmakers to invest in new projects to expand installed capacity. On the other hand international steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was $540 in the fourth quarter of 2007, skyrocketing to $1.174 in June 2008, slumping to $310 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand in the period. During 2010 the prices recovered, increasing by 45.8% when compared to 2009, reaching $605 in the end of the year.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. In the past three years, we exported products from Brazil to customers in other continets with whom we have long-stablished commercial relations. In 2010, exports were 26.5% higher when compared to 2009, reaching 1.9 million tonnes, which represented 30% of all sales by our Brazilian units, the same percentage as in 2009.

Export revenue totaled $1.2 billion in the year (excluding revenue from shipments to subsidiaries and affiliated companies).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, that includes scrap, pig iron, iron ore, coke and metallic alloys, represented in 2010 approximately 51.5% of production costs, while Energy and Reducing Agents, that represents cost with coal, electricity, oxygen, natural gas and fuel oil, accounted for 14.6%. Personnel totaled 14.7% of production costs and Specific Materials that includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime sum 8.0% of total production costs. The chart below presents the costs breakdown:

Production Costs Breakdown in 2010

Significant events affecting financial performance during 2010

Recovery from international crisis - In fiscal year 2010, Gerdau’s results reflected the measures implemented over the course of 2009 to optimize the Company’s operational and financial areas and were achieved despite the many challenges that emerged in the period, especially those related to raw material costs and the slow economic growth in developed markets. Since the beginning of 2010, the steel market has been showing continued improvement, in different levels depending on de region, mainly supported by strong growth in most developing economies. This improvement in demand and steel market conditions as a whole is in line with global economic activity. These factors were the main drivers for the better operational results of the Company in 2010 compared to 2009.

Exchange rate — The Company’s financial result is affected by fluctuations in the foreign exchange rate between the Brazilian real and the currencies of the countries in which it operates. In 2009, Gerdau’s financial result included a gain from the appreciation of the Brazilian real against the U.S. dollar in the period (+25.5%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,060.9 million. In 2010, the lower foreign exchange variation between the US dollar and the real in the period (an appreciation of the real against US dollar of 4.3%), resulting in the amount of R$ 104.4 million, was the main factor responsible for the negative financial result in the period, which compares with the positive financial result recorded last year.

Reversal (Impairment) of Assets and Restructuring Costs — Gerdau reports its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB). These accounting standards determine that the Company’s assets must undergo impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations. In 2009, the Company recognized an impairment of assets in the amount of R$1.2 billion, which was mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations. In 2010, due to the more favorable market conditions observed at the Specialty Steel Business Operations, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 289 million net of income tax).

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2010, 2009 and 2008 is based on the Company’s consolidated financial statements prepared in accordance with International

Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and expressed as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2010		2009		2008
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales
Net sales	31,393	100.0%	26,540	100.0%	41,908	100.0%
Cost of Sales	(25,873)	(82.4)%	(22,305)	(84.0)%	(31,228)	(74.5)%
Gross profit	5,520	17.6%	4,235	16.0%	10,680	25.5%
Operating expenses:
Selling and marketing expenses	(552)	(1.8)%	(429)	(1.6)%	(480)	(1.1)%
General and administrative expenses	(1,806)	(5.8)%	(1,714)	(6.5)%	(2,285)	(5.5)%
Reversal (Impairment) of assets	336	1.1%	(1,072)	(4.0)%	—	—
Restructuring costs	—	—	(151)	(0.6)%	—	—
Other operating income	207	0.7%	190	0.7%	206	0.5%
Other operating expenses	(101)	(0.3)%	(102)	(0.4)%	(116)	(0.3)%
Equity in earnings of unconsolidated companies	39	0.1%	(109)	(0.4)%	123	0.3%
Income Before Financial Income (Expenses) and Taxes	3,645	11.6%	847	3.2%	8,128	19.4%
Financial revenues	296	0.9%	436	1.6%	484	1.2%
Financial expenses	(1,098)	(3.5)%	(1,286)	(4.8)%	(1,621)	(3.9)%
Exchange variations	104	0.3%	1,061	4.0%	(1,036)	(2.4)%
Gains and losses on derivatives, net	12	(0.0)%	(26)	(0.1)%	(62)	(0.1)%
Income taxes	(502)	(1.6)%	(27)	(0.1)%	(948)	(2.3)%
Net income	2,457	7.8%	1,005	3.8%	4,945	11.8%

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2010	Year ended December 31, 2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Brazil	13,013	10,596	22.8%
North America	8,836	8,294	6.5%
Latin America	3,487	3,137	11.2%
Specialty Steel	6,611	4,777	38.4%
Intercompany Eliminations	(554)	(264)	109.8%
Total	31,393	26,540	18.3%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

In 2010, consolidated net sales increased in relation to 2009 (see table above), driven by the increased shipments (+24%), despite the lower net sales per tonne sold (–4.7%). In 2010, consolidated shipments grew in all business operations, especially in those operations with greater exposure to the Brazilian market and to the auto industry.

In absolute figures, the Brazil Business Operation was the highlight of net sales growth in 2010, supported by the increased shipments (+28.4%), especially in the Brazilian market (+29.2%). This growth in shipments compensated the reduction of 6. 1% in net sales per tonne, from R$ 1,997 in 2009 to R$ 1,875, driven by price discounts granted to customers in the domestic market during the fourth quarter of 2010. At the Brazil Business Operation, the manufacturing industry played an important role in the recovery in demand, fueled by the 21% growth in capital goods production in 2010, according to the Brazilian Institute of Geography and Statistics (IBGE). In the Brazilian market, demand remains robust in the construction industry, as confirmed by the growth of 11.6% in Construction GDP forecast for 2010, according to Sinduscon, an industry trade union.

The Specialty Steel Business Operation also posted significant growth in net sales, led by the shipments growth (+ 48.4%) at its operations in Brazil (+ 45.2%) and the United States (+64.0%). This growth in shipments compensated the reduction of 6.8% in net sales per tonne, from R$ 2,566 in 2009 to R$ 2,392 in 2010, mainly in Brazil and Spain. In the Specialty Steel Business Operation, the highlights in shipments were the operations in Brazil and the United States, which benefitted from the strong recovery in the auto industry, with vehicle production growing 14% in Brazil and 36% in the United States.

The North America Business Operation posted growth in net sales, led by the shipments growth of 16.4% partially offset by the reduction of 8.4% in the net sales per tonne, from R$ 1,681 in 2009 to R$ 1,539 in 2010 due to the devaluation of the US dollar against the real in the period. At the North America Business Operation, the manufacturing industry was also the main driver of the recovery in shipments. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 in December 2010, with a reading above 50 indicating growth. The infrastructure and non-residential segments continued to present weak and stable demand.

The Latin America Business Operation posted similar performance, with growth in net sales, led mainly by the shipments growth of 9.7%, especially in its operations in Argentina and Mexico, countries in which GDP growth was estimated at 9% and 5%, respectively. Net sales per tonne slightly increased from R$ 1,557 in 2009 to R$ 1,577 in 2010.

Cost of Sales and Gross Profit

Net sales, Cost of		Year ended December 31,		Variaton Year ended December 31, 2010/ Year ended
Sales and Gross Profit(*)		2010	2009	December 31, 2009
Brazil	Net sales (R$million)	13,013	10,596	22.8%
	Cost of Sales (R$million)	(10,179)	(7,516)	35.4%
	Gross Profit (R$million)	2,834	3,080	–8.0%
	Gross margin (%)	21.8%	29.1%
North America	Net sales (R$million)	8,836	8,294	6.5%
	Cost of Sales (R$million)	(7,998)	(7,703)	3.8%
	Gross Profit (R$million)	838	591	41.8%
	Gross margin (%)	9.5%	7.1%
Latin America	Net sales (R$million)	3,487	3,137	11.2%
	Cost of Sales (R$million)	(3,021)	(3,070)	–1.6%
	Gross Profit (R$million)	466	67	595.5%
	Gross margin (%)	13.4%	2.1%
Specialty Steel	Net sales (R$million)	6,611	4,777	38.4%
	Cost of Sales (R$million)	(5,312)	(4,384)	21.2%
	Gross Profit (R$million)	1,299	393	230.5%
	Gross margin (%)	19.6%	8.2%
Intercompany Eliminations	Net sales (R$million)	(554)	(264)	109.8%
	Cost of Sales (R$million)	637	368	73.6%
	Gross Profit (R$million)	83	1034	–19.4%
Total	Net sales (R$million)	31,393	26,540	18.3%
	Cost of Sales (R$million)	(25,873)	(22,305)	16.0%
	Gross Profit (R$million)	5,520	4,235	30.4%
	Gross margin (%)	17.6%	16.0%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

On a consolidated basis, the increase in cost of sales in 2010 from 2009 (see table above) is explained by the increase in shipments in the period and the higher raw material prices. However, the increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, which led to gross margin expansion, especially in the Specialty Steel and Latin America Business Operation.

At the Specialty Steel Business Operation, as mentioned above, the increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, a consequence of increased shipments (+48.4%). This can be evidenced by the reduction of 18.4% in cost of sales per tones compared to a decrease of 6.8% in net sales per tonne during the compared period. This performance led to a significant increase in gross profit and margin.

The North America Business Operation presented the same performance, but in a lesser extent. The increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, a consequence of increased shipments (+16.4%), which can be evidenced by the reduction of 10.8% in cost of sales per tonne compared to a decrease of 8.4% in net sales per tonne during the compared period. This performance led to an increase in gross profit and margin.

At the Latin America Business Operation, the reduction in cost of sales compared to an increase in net sales due to the higher dilution of fixed costs allowed the growth in gross profit and margin.

At the Brazil Business Operation, despite the dilution of fixed costs due to the increased shipments in 2010, the mismatch between the increases in raw material prices and the pass-through to steel prices led to a reduction in gross profit and gross margin compression in relation to 2009.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2010	2009	Variation Year ended December 31, 2010/ Year ended December 31, 2009
Selling expenses	552	430	28.4%
General and administrative expenses	1,806	1,714	5.4%
Total	2,358	2,144	10.0%
Net sales	31,393	26,540	18.3%
% of net sales	7.5%	8.1%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

Despite the increase in selling, general and administrative expenses in 2010 compared to 2009, due to better operational activity level in the period, these expenses represented 7.5% and 8.1% of net revenues, respectively.

Reversal (Impairment) of Assets and Restructuring Costs

Reversal (impairment) of assets and	2010		2009
restructuring costs by Business Operation (R$ million)	Specialty Steel	Total	North America	Latin America	Specialty Steel	Total
Fixed assets	120	120	(166)	(136)	(218)	(520)
Goodwill	—	—	—	—	(202)	(202)
Intangible	216	216	—	—	(304)	(304)
Investments valued by equity income	—	—	—	—	(46)	(46)
Reversal impairment of assets	336	336	(166)	(136)	(770)	(1,072)
Restructuring Costs	—	—	(49)	—	(102)	(151)
Total	336	336	(215)	(136)	(872)	(1,223)

Note: for additional information, please see Note 28 of the Consolidated Financial Statements herein.

In accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB), Gerdau’s assets undergo impairment testing based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

In 2009, the Company recognized an impairment of assets in the amount of R$1.1 billion and restructuring costs of R$151 million which was mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations.

In 2010, due to the more favorable market conditions observed at the Specialty Steel Business Operations, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 289 million net of income tax), composed of the following effects: in the United States, there was a reversal of losses due to the impairment of intangible assets in the amount of R$ 216 million, and of fixed assets in the amount of R$ 188 million; in Spain, the lack of prospects for a recovery in these operations led to loss due to impairment of fixed assets at one of its units in the amount of R$ 68 million.

Equity in Earnings of Unconsolidated Companies

Associate companies and jointly controlled entities, which results are calculated using the equity method, recorded shipments of 1.1 million tonnes of steel in 2010 (based on their respective equity interests), which was 20% more than in 2009, resulting in net sales of R$ 1.4 billion. Based on these companies’ results, equity income was a gain of R$ 39 million in 2010, versus a loss of R$ 109 million in 2009.

Income before Financial Income (Expenses) and Taxes

Income before Financial Income (Expenses) and Taxes increased from R$ 846.9 million in the year ended December 31, 2009 to R$3,644.6 million in 2010. This difference is due to an improvement in the Company’s shipments, better results of Equity in earnings of unconsolidated companies in the year ended December 31, 2010 and negative impact of the impairment test recognized in 2009.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses in Derivatives, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2010	2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Financial income	296	436	–32.1%
Financial expenses	(1,098)	(1,286)	–14.6%
Exchange variation, net	104	1,061	–90.2%
Gains and Losses on derivatives, net	13	(26)	—
Total	(685)	185

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

The lower foreign exchange variation between the US dollar and the real in the period (an appreciation of the real against US dollar of 4.3% in 2010, versus 25.5% in 2009) was the main factor responsible for the negative financial result in the period, which compares with the positive financial result recorded last year. This effect results from the translation into Brazilian real of the asset balances (export receivables) and liability balances (especially dollar-denominated debt contracted by Brazilian companies) at the end of each fiscal year.

Of the total foreign-currency debt of US$ 3.5 billion contracted by companies in Brazil as of December 31, 2010, US$ 2.7 billion was related to the acquisitions of companies abroad, for which foreign exchange variation was recorded directly on the equity (net investment hedge in relation to some investments). For the remaining US$ 0.8 billion, the foreign exchange gains or losses are recorded on the income statement.

Income and Social Contribution Taxes

Income and Social Contribution Taxes increased from a negative amount of R$27.0 million in the year ended December 31, 2009 to a positive amount of R$501.9 million in the corresponding period of 2010, mainly due to more favorable results in 2010.

Net Income

In fiscal year 2010, consolidated net income increased by 144.5% when compared to 2009, from R$ 1,004.5 million to R$ 2,457.4 million, mainly due to the better operating results and the partial reversal of the negative impact of the asset impairment recorded in 2009, as explained above.

At the Brazil Business Operation net income was R$ 1,184.6 million in 2010, 48.8 % lower than in 2009, mainly due to the weaker operational result and the lower foreign exchange variation between the US dollar and the real in the period (an appreciation of the real against US dollar of 4.3% in 2010 — R$ 130.0, versus 25.5% in 2009 — R$ 1,236.7) in the translation into Brazilian real of the asset balances (export receivables) and liability balances (especially dollar-denominated debt contracted by Brazilian companies) at the end of each fiscal year.

In 2010 the North America Business Operation had a net income of R$ 147.6 million compared to a net loss of R$ 236.1 million in 2009, a consequence of better operational results in 2010 and the recognition of impairment of assets of R$ 214.4 million in 2009.

In 2010 the Latin America Business Operation had a net income of R$ 225.6 million compared to a net loss of R$ 324.5 million in 2009, a consequence of better operational results in 2010 and the recognition of impairment of assets of R$ 136.5 million.

In 2010 the Specialty Steel Business Operation had a net income of R$ 886.1 million compared to a net loss of R$ 613.5 million in 2009, a consequence of better operational results and the recognition of a reversal of impairment of assets in the amount of R$ 336.3 in 2010 against an impairment of assets of R$ 872.0 million in 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2009	Year ended December 31, 2008	Variaton Year ended December 31, 2009/ Year ended December 31, 2008
Brazil	10,596	15,475	-31.5%
North America	8,294	15,018	-44.8%
Latin America(1)	3,137	4,473	-29.9%
Specialty Steel	4,777	7,984	-40.2%
Intercompany Eliminations	(264)	(1,042)	-74.7%
Total	26,540	41,908	-36.7%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

In 2009, consolidated net sales decreased from 2008 (see table above). This reduction was primarily due to the 26.8% decrease in sales volume and the appreciation in the Brazilian real against the U.S. dollar in the period (8.9%), which impacted mainly the business operations which have units abroad, when translated into Brazilian real. In the same period net sales per tonne dropped 13.4%, from R$ 2,192.1/tonne to R$ 1,897.5/tonne mainly because the steel shipments and average steel selling price were lower in all segments, reflecting the reduction in demand due to the global economic crisis.

Sales volume in 2009 was 14.0 million tonnes, down 26.8% from the previous year. Over the course of 2009, the Company observed recovery in its main markets, especially in the Brazil and Specialty Steel Business Operations. Consolidated sales volume were 19.9% higher in the fourth quarter than in the first quarter of the same year. In the same comparison period, the Specialty Steel Business Operation recorded a 42.4% increase in sales volume and the Brazil Business Operation registered a 28.9% increase.

Brazil Business Operation recorded net sales 31.5% lower in 2009 than in 2008, resulting from decreases of 21.3% in sales volume and 13.0% in net revenue per tonne sold. Domestic sales volume recorded a sharper decline in the same period of 24.6%, influenced by the poor performance in the first half of the year. Domestic demand recovered gradually over the course of the year, as demonstrated by the increase of 51.3% in sales volume in the fourth quarter from the first quarter. The recovery basically reflects the demand from the construction sector, which was driven by the resumption of construction for projects launched before the onset of the crisis and the accelerated construction of new projects launched in 2009. The manufacturing industry also showed signs of recovery in 2009, fueled by recovery in demand for heavy vehicles and agricultural machinery, which benefited from the government stimulus measures. Domestic prices in 2009 maintained at the same levels of 2008 and export prices reduced by 48.6% (due to lower international steel prices, reflecting the reduction in demand due to the global economic crisis).

In the North America Business Operation, which was the operation most impacted by the crisis, net sales in 2009 decreased by 44.8% driven by the reduction of 35.4% in sales volume and of 14.5% in net revenue per tonne. Shipments reduced primarily due to the global liquidity crisis, which led to rapid deterioration in world economic conditions, significantly depressing demand for the Company’s products. Despite the sharp drop-off in sales in 2009 from 2008, a slow and gradual recovery in demand was observed, as indicated by the 11.7% increase in sales volume in the fourth quarter from the first quarter of 2009. Even with the government incentives announced, the associated impacts were not reflected in steel demand in 2009. Total net sales per tonne decreased 14.5% in 2009 compared to 2008 following the reductions in scrap prices.

Latin America Business Operation net sales decreased 29.9%, mainly due to a 22.3% reduction in net sales per tonne. At the Latin America Business Operation, which was the business operation least affected by the crisis in terms of sales volume, sales volume fell by only 9.7% from the previous year. At Mexico and Peru operations, sales volume remained virtually stable in 2009 in relation to 2008, while the Colombia and Chile operations registered lower sales in the same comparison period. This operation is composed of countries that are net steel importers with high correlation to the international market. The credit crisis affected steel prices during 2009, which led to a reduction of 22.3% in net sales per tonne comparing to 2008.

In the Specialty Steel Business Operation, net sales decreased by 40.2%. This Business Operation recorded a decline of 30.2% in sales volume in 2009 from the prior year, with various different impacts felt in each country. Spain was the country most affected (where the automotive sector was significantly impacted by the credit crisis), followed by Brazil. In the United States, specialty steel sales remained stable, but since the operations were acquired in May 2008, the comparison base is different. Total net sales per tonne in this business operation fell 14.3% in 2009 comparing to 2008.

Cost of Sales and Gross Profit

		Year ended December 31,		Variaton Year ended December 31, 2010/ Year ended
Net sales, Cost of Sales and Gross Profit (*)		2009	2008	December 31, 2009
Brazil	Net sales (R$million)	10,596	15,475	-31.5%
	Cost of Sales (R$million)	(7,516)	(9,745)	-22.9%
	Gross Profit (R$million)	3,080	5,730	-46.2%
	Gross margin (%)	29.1%	37.0%
North America	Net sales (R$million)	8,294	15,018	-44.8%
	Cost of Sales (R$million)	(7,703)	(12,608)	-38.9%
	Gross Profit (R$million)	591	2,410	-75.5%
	Gross margin (%)	7.1%	16.0%
Latin America	Net sales (R$million)	3,137	4,473	-29.9%
	Cost of Sales (R$million)	(3,070)	(3,525)	-12.9%
	Gross Profit (R$million)	67	948	-92.9%
	Gross margin (%)	2.1%	21.2%
Specialty Steel	Net sales (R$million)	4,777	7,984	-40.2%
	Cost of Sales (R$million)	(4,384)	(6,497)	-32.5%
	Gross Profit (R$million)	393	1,487	-73.6%
	Gross margin (%)	8.2%	18.6%
Intercompany Eliminations	Net sales (R$million)	(264)	(1,042)	-74.7%
	Cost of Sales (R$million)	367	1,147	-68.0%
	Gross Profit (R$million)	103	105	-1.9%
Total	Net sales (R$million)	26,540	41,908	-36.7%
	Cost of Sales (R$million)	(22,306)	(31,228)	-28.6%
	Gross Profit (R$million)	4,234	10,680	-60.4%
	Gross margin (%)	16.0%	25.5%

(*) The information above does not include data from shared controlled and associated companies.

Cost of sales reduced 28.6% in 2009 compared to 2008, reflecting the lower sales volume in the period, the lower raw material prices and the Company’s efforts made over the course of 2009 to cut costs. This effort can be observed in fixed costs as a percentage of total production costs, which decreased from 25.6% in the first quarter of 2009 to 21.6% in the fourth quarter. Given the sharper drop in net revenue than in cost of sales, gross profit in 2009 reduced 60.4% from 2008 and gross margin decreased from 25.5% in 2008 to 16.0% in 2009.

At the Brazil Business Operation, the decrease in the net sales per tonne was not accompanied to the same extent by costs, mainly during the first half of 2009, when the steel mills were operating at low levels of capacity utilization. Considering this, gross margin in Brazil contracted from 37.0% in 2008 to 29.1% in 2009.

At the North America Business Operation, the decrease in cost of sales was lower than the decrease in net sales due to the lower dilution of fixed costs, a consequence of decreased shipments (-35.4%). Considering that, North America Business Operation recorded a gross margin of 7.1%, lower than 16.0% recorded in 2008.

At the Latin America Business Operation gross margin fell from 21.2% in 2008 to 2.1% in 2009, due to the lower prices in the period, which reflected the high exposure to imported products, and the lower dilution of fixed costs, a consequence of decreased shipments (-9.7%).

In the Specialty Steel Business Operation, gross margin decreased from 18.6% in 2008 to 8.2% in 2009, explained primarily by the reduction in sales volume (-30.2%), with lower dilution of fixed costs per tonne sold.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2009	2008	Variation Year ended December 31, 2009/ Year ended December 31, 2008
Selling expenses	430	480	-10.4%
General and administrative expenses	1,714	2,285	-25.0%
Total	2,144	2,765	-22.4%
Net sales	26,540	41,908	-36.7%
% of net sales	8.1%	6.6%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

Selling, general and administrative expenses decreased by 22.4% or R$ 620.3 million, in 2009 from 2008 mainly due to the Company’s effort to reduce costs and expenses during the year. These expenses in the period corresponded to 8.1% of net revenue, up from 6.6% in 2008. This increase was primarily due to the lower dilution of the fixed costs embedded in these accounts, given the sharp reduction in net revenue in 2009.

Impairment of Assets and Restructuring Costs

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

In 2009, the Company recognized an impairment of assets in the amount of R$1.1 billion and restructuring costs of R$151 million which was mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations. These losses were classified as follows:

Impairment of assets and restructuring	2009
costs by Business Operation (R$ million)	North America	Latin America	Specialty Steel	Total
Fixed assets	(166)	(136)	(218)	(520)
Goodwill	—	—	(202)	(202)
Intangible	—	—	(304)	(304)
Investments valued by equity income	—	—	(46)	(46)
Impairment of assets	(166)	(136)	(770)	(1,072)
Restructuring Costs	(49)	—	(102)	(151)
Total	(215)	(136)	(872)	(1,223)

Note: for additional information, please see Note 28 of the Consolidated Financial Statements herein.

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

Other Operating Income/Expenses

Other operating income, net did not suffer material changes in 2009 (R$ 88.4 million) when compared to 2008 (R$ 89.6 million). The main variation was related to positive tax effects of R$ 16.6 million (reversion of fine and interest) by the adoption of REFIS (Brazilian Tax Debt Refinancing Program in Brazil) granted by the Brazilian Federal Government and the expenses generated by the losses in the write-off/selling of property, plant and equipment.

Equity in Earnings of Unconsolidated Companies

Equity in Earnings of Unconsolidated Companies in the period was a loss of R$ 109.0 million, lower than the gain of R$ 122.8 million in the previous year, a result of the impacts from the global financial crisis on the results of these companies.

Income before Financial Income (Expenses) and Taxes

Operating income was R$ 846.9 million in 2009, lower than the R$ 8,127.8 million in 2008. This reduction was driven by the lower shipments and prices in 2009 and the identification of impairment losses of R$ 1,222.9 million.

Financial Income, Financial Expenses, Exchange Variations, Gains and Losses in Derivatives

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2009	2008	Variaton Year ended December 31, 2009/ Year ended December 31, 2008
Financial income	436	484	-9.9%
Financial expenses	(1,286)	(1,621)	-20.7%
Exchange variation, net	1,061	(1,036)	—
Gains and Losses on derivatives, net	(26)	(62)	-58.1%
Total	185	(2,235)	—

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

Financial income decreased by R$ 47.8 million in 2009, from R$ 484.0 million in 2008 to R$ 436.2 million, mainly because of the lower cash generation and consequently, lower average cash and investment balances, as well as lower interest rates during the year.

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

Income and Social Contribution Taxes

Provision for Income Taxes was R$ 27.0 million in 2009, compared to R$ 948.2 million in 2008. This variation is due to weaker result achieved in 2009 compared to last year. The effective tax rate was 16.1% in 2008, compared to an effective tax rate almost null in 2009, mainly because of tax incentives which resulted in a higher impact over the effective tax rate in 2009. For further information regarding tax incentives, see NOTE 9—Income and Social Contribution Taxes.

Net Income

Consolidated net income was R$ 1,004.5 million in 2009, down 79.7% from the previous year which was R$ 4,944.9 million. This decrease was mainly due to the worse operational performance in 2009 compared to 2008. Net margin (defined as net income divided by net sales) decreased from 11.8% in 2008 to 3.8% in 2009.

At the Brazil Business Operation net income reached R$ 2,311.6 million in 2009, 19.4 % higher than in 2008, mainly due to the appreciation in the Brazilian real against the U.S. dollar in the period (+25.5%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,236.7 million, that compensated the reduction in operational results.

The North America Business Operation had a net loss of R$ 236.1 million in 2009 compared to a net income of R$ 1,057.2 million in 2008, a consequence of lower operational results and the impairment of assets of R$ 214.4 million.

The Latin America Business Operation had a net loss of R$ 324.5 million in 2009 compared to a net income of R$ 454.5 million in 2008, a consequence of lower operational results which considers impairment of assets of R$ 136.5 million.

The Specialty Steel Business Operation had a net loss of R$ 613.5 million in 2009 compared to a net income of R$ 617.5 million in 2008, a consequence of lower operational results which considers impairment of assets of R$ 872.0 million.

Critical Accounting Policies

Critical accounting policies are those that are both (a) important to present the financial position and results of operations and (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

•                  deferred income and social contribution tax;

•                  pension and post-employment benefits;

•                  environmental liabilities;

•                  derivative financial instruments;

•                  useful lives of long-lived assets;

•                  fair value of unquoted derivative financial instruments,

•                  valuation of assets acquired and liabilities assumed in business combinations, and

•                  impairment test of assets with definite and indefinite useful life.

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

iii)         Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs and they are based in actuarial evaluation done by independent actuaries.

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

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on non-controlling interest’ (note 16.f of the Consolidated Financial Statements herein), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3 of the Consolidated Financial Statements, the Company has made certain business combinations. According to IFRS 3, with effect for business combinations occurred after the IFRS transition date, the Company should allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

The accounting treatment for business acquisitions as from January 1, 2010 changed, if compared to previous years, because the IASB issued a revised version of IAS 27 and IFRS 3. These changes are primarily related to accounting for non-controlling interests, the loss of control of a subsidiary and increase/decrease in interest in a subsidiary without change of control. The revised Standards have resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. The adoption of this change in accounting policy is expected to affect the accounting for changes in ownership interest as from January 1, 2010, with no impact in business acquisitions performed up to December 31, 2009.

h) Business Combination

Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired company is remeasured at fair value at acquisition date (in the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in the profit or loss. The amounts of interests on the acquired company before the acquisition date that was recognized on “Other comprehensive income” are reclassified in income, where such treatment would be appropriate in case this interest was sold.

Acquisitions in which control is obtained initially

Acquisitions of subsidiaries and businesses are accounted under the purchase method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange of the control of the acquired control. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Under the previous version of the Standard, contingent consideration was recognized at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably; any subsequent adjustments to the contingent consideration were recognized against goodwill. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘provisional period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

Increases/decreases in non-controlling interests

In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate.

The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under the revised standards, all increases or decreases in such interests are accounted for within equity, with no impact on goodwill or profit or loss.

Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39.

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

Recoverability of goodwill is evaluated based on the analysis and identification of facts and circumstances that can indicate the necessity to anticipate the test that is performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2010, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

In December 2010, the Company performed an impairment test for the goodwill on the operating segments and it was not identified impairment loss for the year.

The projection period for the December 2010 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America, Specialty Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 11.25% p.a. to the North America segment (12.50% in December, 2009), 12.5% p.a. to the Specialty Steel segment (13.30% in

December, 2009), 12.75% p.a. to Latin America segment (13.50% in December, 2009) and 13.0% p.a. to the Brazil segment (13.8% in December, 2009).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 2,126.7 million to the North America segment (R$ 1,208.7 million in December 2009), R$ 2,738.7 million to the Specialty Steel segment (R$ 1,791.7 million in December 2009), R$ 113.3 million to the Latin America segment (R$ 778.1 million in December 2009), and R$ 4,877.7 million to the Brazil segment (R$ 9,142.6 million in December 2009).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 1,378.5 million to the North America segment (R$ 712.6 million in December 2009), R$ 2,293.2 million to the Specialty Steel segment (R$ 1,381.9 million in December 2009), R$ 3,659.1 million to the Brazil segment (R$ 8,085.6 million in December 2009) and an recoverable amount lower than the book value in R$ 182.8 million (recoverable amounts that exceed the book value in R$ 505.5 million in December 2009).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 1,646.3 million to the North America segment (R$ 897.9 million in December 2009), R$ 2,444.2 million to the Specialty Steel segment (R$ 1,532.8 million in December 2009), R$ 4,072.9 million to the Brazil segment (R$ 8,495.0 million in December 2009) and an recoverable amount lower than the book value in R$ 74.9 million for Latin America segment (recoverable amounts that exceed the book value in R$ 604.5 million in December 2009).

Goodwill that forms part of the carrying amount of an investment in an associate or in a jointly-controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly-controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly-controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Goodwill originated in a business combination has the recoverability evaluated in an annual basis, and it’s anticipated if events or circumstances indicate the necessity. The test considers accepted market practices, including cash flows and compares the book value with its fair value. The reversal of goodwill impairment losses previously recognized from business combination is not allowed. Annually, in December, the Company performs impairment tests for all operating segments, which represents the lowest level in which goodwill is monitored by the management.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for Company’s operating segments, based on projected cash flows may be negatively impacted if the economy global recovery happens slowly than expected during the preparation of financial statements in December 2010.

Additional information related to impairment of goodwill and other long lived assets are described at note 28 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities, such as asset-backed loan and senior liquidity facility. The Company expects to meet its cash needs for 2011 primarily through a combination of operating cash flow, cash and cash equivalents, short-term investments and capital increase from the public offering.

Cash Flow

Net cash provided by operating activities

Net cash from operating activities amounted to R$ 4,139.1 million, R$ 6,350.6 million and R$ 3,635.3 million in the years ended December 31, 2010, 2009 and 2008, respectively.

In 2010, net cash provided by operating activities decreased 34.8%, due to new levels in market demand, as a result of a recovery from the international crisis, and consequent increase in production volumes, which impacted the Company’s working capital needs. From December 31, 2009 to December 31, 2010 working capital (represented by accounts receivable from clients, plus inventories, less suppliers) increased 23.1%, from R$ 6,632.2 million in the year ended December 31, 2009 to R$ 8,167.5 million in 2010, mainly influenced by the higher levels of inventories and accounts receivables.

In 2009, net cash from operating activities increased 74.7% comparing to 2008. Considering the international crisis and the consequent reduction in demand, working capital needs decreased, mainly influenced by the reduction in inventories and accounts receivables. In 2008, working capital needs were high, which are directly related to the increase in the operational activities of the Company, due to a combination of acquisitions. Inventories were high mainly because of the increase in the cost of raw materials and as a result of operations from the entities acquired during the year.

Net cash used in investing activities

Net cash used in investing activities increased 52.9% from R$ 1,048.3 million in the year ended December 31, 2009 to R$ 1,603.1 million in 2010, mainly due to the R$ 1,269.5 million used for additions to property, plants and equipment and intangibles and R$ 283.1 million for the payment of Tamco acquisition.

Net cash used in investing activities decreased 84.0% from R$ 6,560.6 million in the year ended December 31, 2008 to R$ 1,048.3 million in 2009. The main uses of capital resources were R$ 1,313.2 million for additions to property, plants and equipment and intangibles. In the other hand, the Company had proceeds from sales of available for sale securities, net in the amount of R$ 337.4 million. In 2008, the main uses of capital resources were R$ 2,741.0 million for additions to property, plants and equipment and intangibles and R$ 4,076.2 million net of cash in payments to acquire businesses, mainly Gerdau MacSteel Inc. for R$ 2,434.1 million, LuxFin Participation for R$ 673.6 million and Century Steel Inc. for R$ 369.9 million.

Net cash used in financing activities

Net cash used in financing activities decreased 29.1% from R$ 4,933.6 million in the year ended December 31, 2009 to R$ 3,498.6 million in 2010, mainly reflecting a reduction of amortization of loans and financing, despite the payment of minority control acquisitions (mainly Gerdau Ameristeel) and the increase in dividends distribution.

In 2010, the Company repaid loans and financing in the amount of R$ 3,453.2 million related to the prepayment of the Perpetual Bond in a total of US$ 600 million (R$ 1,031 million) and the Gerdau Ameristeel’s term loan of US$ 430 million (R$ 739 million). The Company also paid R$ 2,909.0 million for interest increase in subsidiaries, mainly the acquisition of the non-controlling interest in Gerdau Ameristeel for R$ 2,809.0 million. In 2009, the Company repaid loans and financing in the amount of R$ 8,469.9 million. This amount was due to the amortizations and prepayments made in the period, such as the Senior Notes of its U.S. subsidiary, the Gerdau Ameristeel, a redemption of US$ 405 million (R$ 764 million) with annual coupon of 10.375% and maturity in 2011. The total value of the redemption was US$ 412.3 million (R$ 777.8 million). Gerdau Ameristeel also prepaid US$ 300 million (R$ 522 million) in debt. Another important impact was the foreign exchange variation effect of 25.5% in period over the debt contracted in U.S. dollar.

Proceeds from loans and financing amounted to R$ 3,885.9 million in 2010 and R$ 4,089.4 million in 2009. In 2010, the Company issued a ten years bond in order to pay acquisitions (Gerdau Ameristeel non-controlling interest and Tamco) and to prepay some loans and financing.

Cash and cash equivalents totaled R$1,061.0 million on December 31, 2010, a reduction of 49.3% comparing to the previous year.

Net cash used in financing activities decreased from a positive amount of R$ 2,600.0 million  in the year ended December 31, 2008 to a negative amount of R$ 4,933.6 million in 2009, mainly reflecting a increase of repayment of loans and financing and the capital increase in 2008.

Proceeds from loans and financing amounted to R$ 4,089.4 million in 2009 and R$ 5,117.6 million in 2008. The financing obtained during 2009 were primarily made in order to extend the Company’s amortization schedule, through the use of this proceeds to prepay debts with shorter maturity. In 2008, it was used for the Company’s liquidity requirements, especially to finance the acquisitions made during the year.

In April 2008, Gerdau concluded the public offering of 48.1 million shares. Additionally, 4.1 million shares were issued by Gerdau to satisfy the underwriters Greenshoe option due to substantial demand for this public offering. The price defined in bookbuilding was R$ 60.30 per share and for Gerdau S.A the proceeds resulting from the capital increase amounted to R$ 2,885.1 million related to the public offering. The offering was intended to improve the capital structure of the Company, as well as pay for acquisitions.

Cash and cash equivalents totaled R$2,091.9 million on December 31, 2009, a slight increase of 3.2% comparing to the previous year.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2010, 2009 and 2008 (in thousands of Brazilian reais):

	2010	2009	2008
SHORT TERM:	1,693,037	1,356,781	3,933,119
Total short-term debt	951,905	735,197	1,929,812
Debt denominated in Brazilian reais	157,108	390,552	50,643
Debt denominated in foreign currency	794,797	344,645	1,879,169
Current portion of long-term debt	626,063	621,584	1,858,273
Debentures	115,069	—	145,034

LONG TERM:	12,976,958	13,164,134	19,300,717
Total long-term debt	12,986,119	13,184,739	20,453,275
Debt denominated in Brazilian reais	2,436,795	1,852,905	2,614,764
Debt denominated in foreign currency	10,549,324	11,331,834	17,838,511
Current portion of long-term debt	(626,063)	(621,584)	(1,858,273)
Debentures	616,902	600,979	705,715

TOTAL DEBT:	14,669,995	14,520,915	23,233,836
Short and long-term investments, cash and cash equivalents	2,203,292	4,819,348	5,490,809
NET DEBT(1)	12,466,703	9,701,567	17,743,027

(1)                                  The calculation of net debt is made by subtracting short-term investments, cash and cash equivalents from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies.

Total debt amounted to R$ 14,670.0 million and R$ 14,520.9 million and R$ 23,233.8 million in the years ended December 31, 2010, 2009 and 2008, respectively. Net debt (Net Debt is a non-gaap metric defined as short- and long-term debt plus debentures less short and long-term investments and cash and cash equivalents, broadly used by investors to measure Company’s indebtedness position) increased from R$ 9,701.6 million in 2009 to R$ 12,466.7 million in 2010. This increase of R$ 2,765.1 million is due to a reduction in the short and long-term investments, cash and cash equivalents mainly to pay the acquisition of non-controlling interest of Gerdau Ameristeel. Net debt decreased from R$ 17,743.0 million in 2008 to R$ 9,701.6 million in 2009. This decrease of R$ 8,041.5 million is mainly due to the amortizations made in the period (approximately 44% of total), which included prepayments, and to the exchange rate effect on the conversion of U.S. dollar denominated debt (approximately 56% of total).

Of the total debt at December 31, 2010, 12% was short-term and 88% was long-term. In 2009, 9.3% was short-term and 90.7% was long-term and in 2008, short-term debt accounted for 16.9%, while the balance was long-term

As of December 31, 2010, the Company’s short-term debt amounted to R$ 951.9 million. Of this total, R$ 157.1 million was related to financing in Brazilian reais and R$ 794.8 million to financing in foreign currencies. At the same date, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,693.0 million, representing a increase of 24.8% relative to 2009. The increase in the short-term debt was related to an increase in working capital needs. As of December 31, 2009, the Company’s short-term debt amounted to R$ 735.2 million. Of this total, R$ 390.6 million was related to financing in Brazilian reais and R$ 344.6 million to financing in foreign currencies. In 2009, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,356.8 million, representing a decrease of 65.6% relative to 2008. The reduction in the short-term debt was due to amortizations and foreign exchange variation.

Total long-term debt excluding the current portion (R$ 626.1 million) and including debentures (R$ 616.9 million) amounted to R$ 12,977.0 million on December 31, 2010. Of the total long-term debt (R$ 12,986.1 million), R$ 2,436.8 million was denominated in Brazilian reais and R$ 10,549.3 million in foreign currencies. Total long-term debt excluding the current portion (R$ 621.6 million) and including debentures (R$ 601.0 million) amounted to R$ 13,164.1 million on December 31, 2009. Of the total long-term debt (R$ 13,184.7 million), R$ 1,852.9 million was denominated in Brazilian reais and R$ 11,331.8 million in foreign currencies.

As of December 31, 2010, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2012	1,619
2013	3,051
2014	800
2015	328
After 2015	7,179
Total	12,977

Financial Agreements

For a description of the Company’s material financial agreements outstanding at year end 2009, see the description of financial agreements contained in the Company’s 2009 Annual Report on Form 20-F filed with the Commission. We highlight the following transactions for 2010:

Bond 2021

On October 1, 2010, the subsidiary Gerdau Trade Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 30, 2021. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.1 billion as of December 31, 2010). Part of the proceeds of this issue were used to prepay the Perpetual Bonds on September 22, 2010, in the amount of US$ 600 million (R$ 1 billion as of December 31, 2010). The Perpetual Bonds were issued on September 15, 2005 and had no final maturity date.

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.1 billion as of December 31, 2010).

Bond 2017

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1.00 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding balance of this facility was US$ 1.5 billion (R$ 2.5 billion as of December 31, 2010).

Term Loan Facility

On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing in the amount of US$ 2.75 billion and final maturity on September 14, 2013. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On December 31, 2010 the outstanding balance of this facility was US$ 1.26 billion (R$ 2.1 billion as of December 31, 2010).

IFC Loan Agreement

In February 2010, Kalyani Gerdau Steels Limited entered into a US$25 million loan agreement with International Finance Corporation guaranteed by the Company, with a tenor of ten years.

4131 Banco do Brasil

On June 25, 2010, the subsidiary Gerdau Açominas S.A. concluded a working capital financing operation with Banco do Brasil S.A., Tokyo Branch, worth US$ 350 million, maturing on June 22, 2015. The agreement is guaranteed by a letter of credit issued by Banco do Brasil S.A. On December 31, 2010, the outstanding balance of the operation amounted to US$ 350.0 million (R$ 583.2 million on December 31, 2010). The issue was aimed at lengthening the Company’s debt profile, and its proceeds were used to settle two obligations with shorter terms. The obligatons that were prepaid are: 4131 Banco do Brasil worth US$ 250.0 million and 4131 Bradesco worth US$ 150.0 million.

Export Credit Note (NCE) 20/00727-2

On July 1, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$150.0 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2010, the outstanding balance of the operation amounted to R$ 150.0 million.

Export Credit Note (NCE) 20/00726-4

On June 30, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$200.0 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2010, the outstanding balance of the operation amounted to R$200.0 million

BNDES Agreements

In July 2010, Aços Villares S.A. entered into three loan agreements with Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A.—Banco Múltiplo and Banco Alfa de Investimento S.A. by means of which these banks will on-lend, to Aços Villares S.A., funds provided by the BNDES in the total amount of R$250 million. The agreements have a tenor of three years.

In October 2010, Gerdau Açominas S.A entered into a loan agreement with Itaú Unibanco S.A., by means of which this bank will on-lend, to Gerdau Açominas, funds provided by the BNDES in the total amount of R$60 million. The agreements have a total tenor of one year and two months.

Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 85.1 million, on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain financings have as guarantee suretyship from the parent company, on which the Company pays a 0.95% p.a. remuneration, calculated on the surety amount.

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

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2010 such covenant was 4.6 times.

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2010 such covenant was 2.8 times.

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio requires that the Net Worth must be greater than R$ 3,759,200. As of December 31, 2010, the Net Worth was R$ 20.2 billion; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2010 the current ratio was 2.6 times.

The Company discloses to the market the adjusted EBITDA (earnings before interest, income tax and social contribution, depreciation, amortization and reversal (losses) from the non recoverability of assets and restructuring costs). EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a declaration of default by the banks and acceleration of maturity of the Company’s loans.

As of December 31, 2010 and as of the date of this Annual Report on Form 20-F, the Company was in compliance with all contractual covenants related to its financial agreements.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by the global economics and the steel market.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed by Metalúrgica Gerdau S.A.. On December 31, 2010 the credit line was not in use by the Company.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543.4 million for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2010, R$ 499.8 million of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

The North American subsidiaries have a US$ 650 million (R$ 1,100 million as of December 31, 2010) line of credit that expires on December, 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2010.

In May 2008, the subsidiary Gerdau Macsteel, Inc. received a US$ 100 million (R$ 166.7 million as of December 31, 2010) 3-year revolving credit facility. The facility was not being used as of December 31, 2010. The contractual interest rate is LIBOR + 1.25%. The following companies guaranted to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A..

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see letter E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the amount of R$ 1,200 million on December 2010.

The Company is the guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan in the amount of US$ 150 million (R$ 249.930 million as of December 31, 2010). On December 31, 2010, the outstanding amount was US$ 9 thounsand (R$ 15 thousand). The Company is also the guarantor for a credit facility of US$ 70 million (R$ 116 million as of December 31, 2010) for this same subsidiary.

On September 22, 2010 the Company redeemed all of the 8.875% Guaranteed Perpetual Bonds (the “Redemption Date”), in the aggregate totaling US$600 million, plus accrued and unpaid interest to the Redemption Date and any additional amounts payable with respect thereto.

In February 2010, Kalyani Gerdau Steels Limited entered into a US$25 million loan agreement with International Finance Corporation guaranteed by the Company, with a tenor of ten years.

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 25 million (R$ 42 million as of December 31, 2010), issued on April, 2010.

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 34.935 million (R 58.209 million as of December 31,2010) coverd by SACE

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 30.8 million on December 31, 2010, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary GNA Partners, in financing contracts in the amount of US$ 1.69 billion (R$ 2.82 billion as of December 31, 2010).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.5 billion (R$ 2.5 billion as of December 31, 2010)

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2.1 billion as of December 31, 2010).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2.1 billion as of December 31, 2010).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for a Revolving Credit Agreement in the amount of US$ 100 million (R$ 167 million as of December 31, 2010).

The Company is the guarantor for the subsidiary Diaco S.A. for a financing contract in the amount of COP$ 61.5 billion equivalent to US$ 35 million (R$ 58.3 million as of December 31, 2010).

The Company provides guarantee for its subsidiary Gerdau Aços Especias S.A. in a purchase contract of electric energy in the total amount of RS$ 1.664 million (US$ 1 million as of December 31, 2010).

Derivatives

Risk management objectives and strategies: The Company believes that risk management is important to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The final assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects from these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must arise from the generation of cash from its business and not gains from the financial market. Therefore, it considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged. Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criteria to determine the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. The methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and according to each market where the company has exposure. The swaps, both on the asset and on the liability side, are estimated in separate and discounted to present value. The difference in the result between extremities generates the swaps market value. The amounts are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions. Amounts are gross before taxes. Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards (NDFs):

The former subsidiary Aços Villares S.A. settled in advanced the NDFs designated as cash flow hedge on December 01, 2010 (prior to incorporation), that assume the PTAX average from the month before the maturity date and the bank adopted a fixed US dollar rate for the maturity date. On December 31, 2010, the effects in the net income was a gain of R$ 10,755, recognized in the account —Gains and losses on derivatives, net║. Counterparts to this transaction include the banks Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

Subsidiary Cleary Holdings settled the NDF’s (Non Deliverable Forwards), which were designated as cash flow hedges with maturity date on February 5, 2010. This operation was conducted to hedge the exchange exposure on agreements of coal selling in the external market, which are in US Dollars. As of December 31, 2010, the effects of this NDF in the net income of the period was a loss of R$ 143 and it was registered in the account “Gains and losses on derivatives, net”. Counterpart to this transaction was Banco de Bogotá.

Subsidiary Cleary Holdings contracted the sale of NDF’s, which were designated as cash flow hedges with notional of US$ 20,000 (R$ 33,324 as of December 31, 2010) and US$ 17,500 (R$ 29,159 as of December 31, 2010), with maturity dates on February, 04, 2011, and March 04, 2011, respectively. This NDF’s were contracted in order to protect the Company from the exchange fluctuations of the US dollar in relation to the local currency, which can impact the revenue of their exports and thereby damage the Company image. The fair value of these contracts represents a net gain of R$ 383 and R$ 128, respectively. Counterpart to this transaction is Banco de Bogota.

The subsidiary Diaco S.A. contracted NDF’s designated as cash flow hedges, in the notional US$ 5,070 (R$ 8,448 as of December, 31, 2010) and US$ 5,040 (R$ 8,398 as of December, 31, 2010) with maturity dates on April 07, 2011, and October 07, 2011, respectively. These operations were contracted in order to protect itself from the exchange exposure existent in the financing with Davivienda Bank, which are in US Dollars. The fair value of these contracts represents a net gain of R$ 206 and R$ 66, respectively. Counterpart to this transaction is Banco de Davivienda.

The prospective and retrospective testing made for above financial instruments does not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

Subsidiary Aços Villares S.A, settled in advance, in December 03, 2010, interests rate swaps, which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread, were swapped for prefixed interest rates. In December 31, 2010, the effects on net income was a loss of R$ 501, registered on —Gains (Losses) on derivatives, net. Counterparts for these transactions were Unibanco and ABN Amro Bank.

The Company, through its subsidiary GTL Equity Investments Corp. contracted swaps based on LIBOR with the bank JP Morgan with maturity dates between December 21, 2010 and December 21, 2011. The notional values of these contracts together were US$ 100,000 (R$ 166,620 as of December 31, 2010). These transactions were made in order to optimize the difference between the internal interest rate in dollars (“cupom cambial”) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk, however, this risk is inherent to its business. The fair values of these contracts as of December 31, 2010, is a loss of R$ 7,072 and a gain of R$ 5,529, generating a net loss of R$ 1,543.

Also through its subsidiary GTL Equity Investments Corp., the Company settled in advance an interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. This swap was contracted in order to minimize the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates. In December 31, 2010, the effect of this swap on net income was a loss of R$ 193 and it was registered on —Gains (Losses) on derivatives, net.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú has an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a notional value of

US$ 50,000 (R$ 83,310 as of December 31, 2010) and matures on April 03, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract as of December 31, 2010, is a net loss of R$ 6,064. Counterpart for this transaction is Banco Bilbao Vizcaya (BBVA).

Subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the fluctuation in LIBOR for the Term Loan Facility. Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a notional value of US$ 1,000,000 (R$ 1,666,200 as of December 31, 2010). Fixed rates for these swaps are between 3.3005% and 3.7070% and their mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps as of December 31, 2010 is a net loss of R$ 79,340, which generates a net effect on taxes of R$ 33,203 in a specific account of Equity. Counterparts for this transaction are ABN Amro Bank, HSBC, and JP Morgan.

For further information regarding to Swap Contracts (Interest Rate Swap and Cross Currency Swap) refer to Note 16 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2010 — Capital Expenditure

In fiscal year 2010, capital expenditure on fixed assets was R$ 1,288.7 million. Of this total, 69.3% was allocated to Brazil Business Operation units and the remaining 30.7% was allocated to the other businesses operations. The Company invested R$ 3,192.1 million (net of cash) in acquisitions during 2010.

Brazil Business Operation — a total of R$ 893.7 million was invested in this operation for capital expenditure. The major part of this investment was for the installation of heavy plates and hot-rolled coil rolling mills at the Açominas mill.

North America Business Operation — this business operation spent R$ 3,178.3 million on capital projects and acquisitions in 2010. On August 30, 2010, Gerdau S.A. concluded the acquisition of all outstanding common shares issued by Gerdau Ameristeel that it did not yet hold either directly or indirectly, paying a total of R$ 2,808.9 million. The Company also paid approximately R$ 283.1 million for the acquisition of Tamco, a company based in the state of California, US.

Latin America Business Operation — in 2010, the Latin American units spent R$ 310.9 million, from which R$ 209.8 milliion were capital expenditure on fixed assets for the substitution of an electric arc furnace in Peru. In the same period the Company acquired an additional stake of 49.1% in Cleary Holdings Corp. for R$ 101.1 million.

Specialty Steel Business Operation — the specialty steel units spent R$ 97.9 million in 2010, for capital expenditure on fixed assets equally distributed throughout the countries which compose this business operation.

2009 — Capital Expenditure

In fiscal year 2009, capital expenditure on fixed assets was R$ 1,313.2 million. Of this total, 57.2% was allocated to Brazil Business Operation units and the remaining 42.8% was allocated to the other businesses operations. The Company invested R$ 71.1 million (net of cash) in acquisitions during 2009.

Brazil Business Operation — a total of R$ 788.4 million was invested in Brazil BO for capital expenditure. The major part of this investment was for the installation of continuous slab casting at the Açominas mill. In the same period the Company also acquired Maco Metalúrgica Ltda. for R$ 4.2 million.

North America Business Operation — this business operation spent R$ 162.8 million on capital projects, representing 11.6% of total capital expenditure on fixed assets, primarily for project of the new finishing-end area at Wilton (USA) and modernization of the reheating furnace at Midhlotian (USA).

Latin America Business Operation — in 2009, the Latin American units spent R$ 351.1 million, summing 25.1% of total capital expenditure on fixed assets for the installation of the new melt shop at Tocancipá (Colombia) and capacity expansion of the rolling mill and melt shop at Sidertul (Mexico). In the same period the Company also acquired an additional stake of 4.9% in Gerdau América Latina Participações S.A. for R$ 66.9 million.

Specialty Steel Business Operation — the specialty steel units spent R$ 75.5 million in 2009, representing 5.4% of total capital expenditures to the installation of bloom casting at Sidenor (Spain) and the increase in continuous casting speed at Aços Especiais Piratini (Brazil).

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

Brazil Business Operation — a total of R$ 1,719.9 million was invested in the Brazilian Business Operation for capital expenditure and acquisitions. The Company invested R$ 927.8 million at Açominas mill, mainly for the installation of a continuous slab casting unit, with operational startup in the first half of 2009. An investment of R$ 92.2 million was made to acquire K.E.R.S.P.E Emprendimentos e Participações Ltda., a scrap processing facility.

Latin America Business Operation - The Latin American units spent R$ 1,266.9 million on capital expenditure and acquisitions in 2008. The Company paid R$ 303.7 million for a strategic partnership entered into with Corporación Centroamericana del Acero S.A. in Guatemala, assuming a 30.0% stake in this company, which has installed capacity of 500,000 tonnes of crude steel and 700,000 tonnes of rolled steel. It also invested R$ 186.3 million to acquire a 49.0% stake of Corsa Controladora S.A. de C.V. in Mexico, a mini-mill long steel producer with 300,000 tonnes of rolled steel capacity. The Company also paid R$ 188.7 million for an additional 40.2% interest in the Colombian mini-mill producer Diaco S.A., increasing its controlling interest in this company to 98.7%. Another important investment was the acquisition of a controlling interest in Cleary Holdings Corp., a metallurgical coke producer and coking coal reserves in Colombia for R$ 119.4 million.

North American Business Operation — this business operation spent R$ 821.4 million on capital projects and acquisitions in 2008. The most significant projects in fixed assets included a new finishing-end in Wilton and a new reheating furnace in Midlothian. The main acquisitions were two scrap processing facilities in the United States and Canada for investment of R$ 110.6 million, and Century Steel, Inc., a steel distributor, for investment of R$ 369.9 million.

Specialty Steel Business Operation — this operation invested R$ 3,744.5 million in capital projects and acquisitions. The company invested R$ 2,434.1 million to acquire MacSteel, the second-largest specialty steel manufacturer in the United States. With the acquisition of MacSteel, Gerdau’s specialty steel capacity increased from 2.5 million to 3.7 million tonnes. Finally, Gerdau paid R$ 673.6 million to increase by 20% its interest in Corporacion Sidenor SA, a holding company that controls Spain’s largest producer of long steel and forged and molded parts, through LuxFin Particiaption, increasing its stake in the company to 60.0%.

Main Capital Expenditure Currently in Progress

In 2010, additions to fixed assets totaled R$ 1.3 billion. Of this total, 72% was allocated to units in Brazil and the remaining 28% to units located abroad.

The investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$ 10.8 billion, and include both strategic and maintenance investments (see table below).

Investment Plan—Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Expansion of the structural profile rolling mill at Açominas mill-MG	Brazil	160	2011
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Açominas mill-MG	Brazil	1,900	2012
Expansion of mining capacity to 7 million tonnes	Brazil	—	2012
Wire rod and rebar rolling mill in Cosigua mill-RJ(1)	Brazil	600	2012
Fabrication units and ready-to-use steel product units	Brazil	—	2012
North America Business Operation
Reheating furnace at Calvert City	USA	—	2012
Latin America Business Operation
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel Business Operation
New continuous slab casting with capacity expansion at the melt shop	USA	200	2012
Specialty steel and rebar rolling mill, sintering and energy generation(2)	India	300	2012
Specialty steel rolling mill	Brazil	500	2012

(1) In order to supply this rolling mill Gerdau will resume its melt shop with 600,000 tonnes crude steel capacity located in Santa Cruz—Rio de Janeiro.

(2) Capacity is not included in consolidated figures, since it is a shared controlled company.

Additionally the Company has the following planned investments:

•                  Brazil:  In the phase 2 will have an additional 500,000 tonnes rolling capacity in Santa Cruz-RJ

•                  Peru:  Melt shop modernization and improvement of port logistic, as well the technological improvement on environmental protection at this unit

•                  United States:  dedusting system at Tamco melt shop.

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

Knowledge Management System is used to share information among all steel mills seeking performance improvements and leverage of process knowledge supported by Communities of Practice and technical specialists.

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

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has a research and development centers in Brazil, the United States and Spain used to meet the markets for specialty steel, especially for the automotive industry. The Company invested in research and development R$ 186.5 million in 2008, R$ 127.5 million in 2009 and R$ 214.7 million in 2010.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

Studies from the World Steel Association indicate that world steel consumption should grow by 5% in 2011, to reach 1.3 billion tonnes.

According to data from the Brazilian Steel Institute, Brazil is expected to produce 28 million tonnes of steel in 2011, a growth of 6% from 2010, supported by solid GDP growth in the period. Brazilian Central Bank estimates call for GDP growth of 4.6% in the year, which comes after the growth of 7.5% registered in 2010, based on the Central Bank’s Economic Activity Index (IBC-Br). In the construction industry growth is expected to remain robust, with estimates from Sinduscon pointing to growth in Brazil’s construction GDP of 6% in 2011. In the manufacturing industry the Brazilian Central Bank is projecting GDP growth in Brazil’s manufacturing sector of 4.9% in 2011.

The IMF projects GDP growth in North America for 2011 at 3%. This positive outlook is also supported by data from the World Steel Association, which points to steel consumption growing by 9% in 2011 to reach 86 million tonnes. The highlight in this scenario is the expected continued recovery in industrial construction, especially for energy projects, and the expected need for investments in infrastructure projects over the coming years.

In Latin America (excluding Brazil), for 2011, the estimates are optimistic, with GDP in the region projected to grow by 4.3% in 2011. According to the World Steel Association, steel consumption in Latin America, excluding Brazil, should reach 29 million tonnes in 2011, a growth of 14% on 2010, which should support a gradual increase in per-capita steel consumption in the region, which remains at low levels.

The outlook for the specialty steel market in 2011 is also positive. In the United States, vehicle production is forecasted to grow 10% in 2011 to 13.4 million units. In Brazil, the ANFAVEA (Vehicle Manufacturers’ Association) forecasts vehicle production for 2011 to reach 3.7 million units from 3.6 million units in 2009. In Europe, the vehicle production is estimated to grow 2%, reaching 19.5 million units, according to European Automobile Manufacturer’s Association (ACEA).

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25,000 (R$ 41,655 as of December 31, 2010). The Company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of the principal equipment in the amount of US$ 34,935 (R$ 58,209 as of December 31, 2010). In this date the amount used was US$ 32,878 (R$ 54,781).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 30,795, corresponding to a joint liability of 51.82% of the amount.

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 44,500 (R$ 74,146 as of December 31, 2010).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the Company’s contractual obligations at December 31, 2010.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Short-term debt obligations (1)	951,905	951,905	—	—	—
Long-term debt obligations (1)	12,986,119	626,063	4,924,396	3,335	7,432,325
Debentures (1)	731,972	115,069	518,826	—	98,077
Interest payments (2)	3,469,367	528,335	1,390,490	700,701	849,841
Interest rate swap	92,476	—	86,412	6,064	—
Operating lease obligations (3)	144,440	34,400	59,610	39,305	11,125
Capital expenditures (4)	2,395,883	1,226,035	1,169,848	—	—
Unconditional purchase obligations (5)	3,164,650	725,008	2,300,578	45,948	93,116
Pension funding obligations (6)	744,117	153,927	143,255	106,122	340,813
Put option the remaining stake in PCS acquisition (7)	40,341	40,341	—	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition (8)	464,868	—	—	464,868	—
Put option the remaining stake in Sipar Gerdau Inversiones S.A. acquisition (9)	11,497	—	—	11,497	—
Total	25,197,635	4,401,083	10,593,415	1,377,840	8,825,297

(1) Total amounts are included in the December 31, 2010 consolidated balance sheet. See Note 14 - Loans and Financing and Note 15 - Debentures in the consolidated financial statements.

(2) Interest payments include amounts related to the perpetual bonds, which do not have a final maturity date.  For the purpose of interest calculations, interest payments on the perpetual bonds were considered for 30 years.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2010.

(4) Purchase obligations for capital expenditures correspond to and are related to capital projects.  The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2010, the corresponding liability has not yet been recorded in its current financial statements.

(5) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(7) Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction.  See Note 16.f — Financial Instruments to the consolidated financial statements included herein.

(8) During 2006, the Company entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but also granted a put option to Santander Group, which  acquired another stake of 40% of Corporación Sidenor.  According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company five years after the completion of the acquisition. See Note 16.f — Financial Instruments to the consolidated financial statements included herein.

(9) The Company has the call option for 7.25% of the minority shareholders in Sipar Gerdau Inversiones S.A., which can be exercised up to 5 years from 2010. Additionally, the minority shareholders also have the option to sell the remaining 7.25% stake in Sipar Gerdau Inversiones S.A., for the established price and also after five years from the date of transaction.  See Note 16.f — Financial Instruments to the consolidated financial statements included herein.

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

André Pinheiro de Lara Resende was a member of the Board of Directors until April 26, 2011 (see item 8.B “Significant Changes” below).

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

ANDRÉ BIER GERDAU JOHANNPETER (47) has worked for the Gerdau Group since 1980. He is the President of the Company, in the position of Chief Executive Officer (“CEO”) since January, 2007. He graduated in Business Administration from the Pontifícia Universidade Federal do Rio Grande do Sul (PUC — RS). He studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and

Advanced Management at the Wharton School, University of Pennsylvania (United States). At the beginning of 2008 he became a member of the Board of Directors.

CLAUDIO JOHANNPETER (46) joined the Company in 1982. He became an executive officer in 1997, and holds the position of Chief Operating Officer (“COO”) since January, 2007. He graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States). At the beginning of 2008 he became a member of the Board of Directors.

OSVALDO BURGOS SCHIRMER (59) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He was promoted to the position of Executive Vice President of the Gerdau Executive Committee in 2002, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

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

Paulo Fernando Bins de Vasconcellos was an Officer (Vice President) and a member of the Gerdau Executive Committee until May 31, 2011 (see item 8.B “Significant Changes” below).

ALFREDO HUALLEM (64) has worked for the Gerdau Group since 1975, He was promoted to Executive Officer in 1993 and since December 2007, he also became member of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. Since July 2009, keeping his position as an Executive Committee member, Alfredo was assigned responsible for Gerdau Commercial Process.  He graduated in Metallurgical Engineering from the UFF — Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford.

MANOEL VITOR DE MENDONÇA FILHO (53) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer in 2001. Manoel Vitor graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, and holds an MBA from the Getúlio Vargas Foundation.

FRANCISCO DEPPERMANN FORTES (47) has worked for the Gerdau Group since 1985 and was promoted to Executive Officer and Executive Vice President of the Gerdau Executive Committee in 2011. He graduated in Metallurgical Engineering at the Federal University of Rio Grande do Sul — UFRGS - in 1985, obtained a master degree in Business also from UFRGS in 2001. In 2008 concluded the Gerdau Business program and holds a degree from Stanford Executive Program (2010).

RICARDO GIUZEPPE MASCHERONI (49) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer and Executive Vice President of the Gerdau Executive Committee in 2011. He graduated in Economics at Catholic University of Petrópolis - UCP - RJ, in 1982, with a degree in Marketing from PUC — RJ in 1983. Concluded the Gerdau Business Program in 2008.

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

In 2010, Directors and Executive officers from Gerdau were paid a total of R$ 42.3 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, using as performance indicator, actual EBITDA versus planned EBITDA, on the performance of the unit to which the executive is responsible, and on individual performance. Each of the first two factors influencing 30% and the third 40% in the amount of the variable remuneration for more or less.

Gerdau Group co-sponsor Pension Plans to his subsidiaries, in Brazil, United States and Canada covering the majority of their employees.  The plans are in majority Defined Benefit plans (42%) and Defined Contribution (58%).

During 2010, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 0.7 thousand.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company.

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

To meet the effort of aligning globally both, the compensation programs and the business needs, the Human Resources team supported by the HAY Group Consultancy, expert in compensation related matters, reviewed the Long Term Compensation Program which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April, 28, 2010.

The purpose of this new Plan is to attract, retain and motivate key employees as well as to stimulate the achievement of long term results by tying significant part of this compensation to a long term financial metric, in this case the ROCE (Return on Capital Employed).

The Chief Executive Officer (CEO), the Chief Operating Officer (COO), Board Members and Director positions and higher have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

Under this program, the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) are eligible to a grant equivalent to 50% of their annual base salary, the Board Members are eligible to a grant equivalent to 120% of their annual fixed compensation and other participants are eligible to a grant equivalent to 5% to 20% of their annual base salary.

The Compensation and Succession Committee approved all stock option grants since the program begun.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 25.I for a complete summary of the stock option plans):

Grant date: To be vested from: Must be exercised by: Exercise price per share:	Dec/03 Jan/09 Dec/13 R$6.78	Dec/04 Jan/10 Dec/14 R$10.58	Dec/04 Jan/08 Dec/14 R$10.58	Dec/05 Jan/11 Dec/15 R$12.86	Dec/06 Jan/12 Dec/16 R$17.50	Dec/07 Jan/13 Dec/17 R$26.19	Dec/08 Jan/14 Dec/18 R$14.91	Dec/09 Jan/15 Dec/19 R$29.12	Dec/10 Jan/16 Dec/20 R$22.61	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	659,970	570,183	266,221	1,142,605	870,045	667,738	1,243,974	677,079	651,221	6,749,036
Exercised Options	27,534	25,951	28,582							82,067
Canceled Options				7,076	5,512	13,651	11,091	5,935		43,265

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

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to eleven members; currently there are two independent Board members. The Board has three Committees: Corporate Governance; Strategy; and, Compensation and Succession. According to the Ordinary General Meeting of Shareholders, held on April 26, 2011, the members of the Board of Directors are:

Chairman

Jorge Gerdau Johannpeter (1), (2)

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1), (2), (3)

Member

André Bier Gerdau Johannpeter (2)

Claudio Johannpeter (2)

Independent Members

Affonso Celso Pastore (3)

Oscar de Paula Bernardes Neto (1), (3)

Secretary-General

Expedito Luz

André Pinheiro de Lara Resende was a member of the Board of Directors until April 26, 2011 (see item 8.B “Significant Changes” below).

(1) Member of the Corporate Governance Committee

(2) Member of the Strategy Committee

(3) Member of the Compensation and Sucession Committee

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and accompany best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into business operations (BOs), defined by product line and/or geographical location: BO - Brazil, BO - Specialty Steel Products, BO - North America and BO - Latin America. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee’s members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Chief Operating Officer

Claudio Johannpeter

Vice Presidents

Osvaldo Burgos Schirmer

Mário Longhi Filho

Paulo Fernando Bins de Vasconcellos

Alfredo Huallem

Manoel Vitor de Mendonça Filho

Expedito Luz

Francisco Deppermann Fortes

Ricardo Giuzeppe Mascheroni

Francisco Deppermann Fortes and Ricardo Giuzeppe Mascheroni are members of the Gerdau Executive Committee since May 03, 2011.

Paulo Fernando Bins de Vasconcellos was an Officer (Vice President) and a member of the Gerdau Executive Committee until May 31, 2011 (see item 8.B “Significant Changes” below).

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

Processes: The Functional Processes consist of Operational Processes and Support Processes. Operational Processes are those directly connected with operating the business, such as Marketing and Sales, Industrial Processes, Purchasing, Logistics and Scrap Purchasing. Support Processes are those which provide backup in running the business as a whole: Strategic Planning — Corporate and Operations, Corporate Communications and Community Relations, Human Resources and Organizational Development, Legal, Compliance, Finance and Investor Relations, Holdings, Accounting and Auditing, Management Technology and Information Technology.

All members of the Board of Directors and the Gerdau Executive Committee are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Gerdau Executive Committee are elected at meetings of the Board of Directors.

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

As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005, amended the Company’s by-laws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date approved the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter (“regimento interno”) that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the “Conselho Fiscal”.

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 26, 2011.

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski(1)	08/22/1950	Effective	2011
Carlos Roberto Schröder	02/19/1940	Effective	2005
Maria das Graças Conceição Machado Costa	05/02/1948	Effective	2009
Carlos Roberto Schröder (2)	02/19/1940	Alternate	2005
Tranquilo Paravizi (3)	05/07/1934	Alternate	2011
Kurt Lowenhaupt	09/29/1950	Alternate	2010

(1) Egon Handel  was replaced by Bolívar Charneski as effective member and as “audit committee financial expert” in the shareholders meeting held on April 26, 2011.

(2) Eduardo Grande Bittencourt was replaced by Carlos Roberto Schroder as alternate member for the “financial expert”.

(3)  Domingos Matias Urroz Lopes was replaced by Tranquilo Paravizi as alternate chosen by the preferred shareholders in the shareholders meeting held on April 26, 2011.

The Board has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Charneski holds a bachelor degree in Accounting (1974) and has 40 years of experience as auditor and consultant. Since 1988, he has been the found and partner of Charneski Assessoria e Consultoria Ltda., formerly an independent auditing and consulting firm that was restructured in 2010, by strategic decision of its partners, in order to continue providing only consulting services. He had also worked to Price Waterhouse from 1971 to 1988 and had been named Acting Partner in the latter years.  Currently Mr Charneski holds the position of member of the Board of Auditors of Gerdau S.A, as well as of Grandene S.A. He was a member of the Board of Auditors of Forja Taurus S.A from 1998 to 2007 and of Plascar Participações Industriais S.A in 2009. Mr. Schröder holds a bachelor degree in Accounting and worked as Financial Officer and Manufacturing Officer for large companies in Brazil. Mrs. Costa holds a degree in Engineering and a MBA in Corporate Governance from the University of São Paulo (USP), and worked as manager and regional superintendent of Banco do Brasil S.A.

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2008	23,497	22,720	46,217
2009	20,601	17,560	38,161
2010	22,577	18,713	41,290

Outsourced*	Brazil	Overseas	Total
2008	9,419	2,639	12,058
2009	6,796	3,010	9,806
2010	7,676	3,565	11,241

* Outsourced correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

As of December 31, 2010, the Company employed 41,290 at its industrial units excluding jointly controlled entities. 55% of this total is based in Brazil and the remainder in South America, North America and Europe, which have 6,017, 10,130 and 2,830 employees, respectively.

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

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of April 30, 2011.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	1,581	0.00	121,147	0.01
Frederico C. Gerdau Johannpeter	10,748	0.00	9,512,825	0.83
Germano H. Gerdau Johannpeter	4,217	0.00	11,660,311	1.02
Klaus Gerdau Johannpeter	4,358	0.00	3,161,019	0.28
Affonso Celso Pastore	—	0.00	6,238	0.00
Oscar de Paula Bernardes Neto	—	0.00	80,488	0.01
André Pinheiro de Lara Resende	—	0.00	49,344	0.00
Manoel Vitor de Mendonça Filho	—	0.00	76,761	0.01
André Bier Johannpeter	39,495	0.01	304,506	0.03
Claudio Johannpeter	38,435	0.01	219,464	0.02
Osvaldo B. Schirmer	—	0.00	—	0.00
Paulo F. B. Vasconcellos	36	0.00	44,576	0.00
Mário Longhi Filho	—	0.00	—	0.00
Expedito Luz	—	0.00	12,780	0.00
Alfredo Huallem	—	0.00	350	0.00
TOTAL	98,870	0.02	25,249,809	2.20

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

André Pinheiro de Lara Resende was a member of the Board of Directors until April 26, 2011 (see item 8.B “Significant Changes” below).

Paulo Fernando Bins de Vasconcellos was an Officer (Vice President) and a member of the Gerdau Executive Committee until May 31, 2011 (see item 8.B “Significant Changes” below).

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of April 30, 2011, Gerdau S.A. had 573,627,483 common shares and 1,146,031,245 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of April 30, 2011, regarding (i) any person known to the Company as the owner of more than 5% of the Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of the Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	439,481,675	76.61	252,841,484	22,06
BNDES Participações S.A. – BNDESPAR *	37,917,222	6,61	28,303,062	2.47
Members of the board of directors and executive officers as a group (15 members)	98,870	0.02	25,249,809	2.20

* BNDES Participações S.A. — BNDESPAR has a conversion option of 131,280 debentures issued by Metalúrgica Gerdau convertible into 1 to 200 preferred shares of Gerdau S.A. with maturity of 5 years from June, 2008 with the possibility to be converted any time during this period. Additionally BNDES Participação S.A. — BNDESPAR has a put option of  34,309,522 common shares of Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 76.61% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

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

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management beliefs that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2010.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 18 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2010, 2009 and 2008 (in thousand of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2010	2009	2008	2010	2009	2008

Tax	472,879	295,650	329,319	458,458	297,332	227,484
Labor	160,752	141,507	124,479	31,631	26,167	27,984
Others	12,470	10,014	13,278	3,413	1,179	3,152

Tax Provisions

Part of the provisions correspond to tax matters. The most significant provision of contingencies are related to:

• R$ 49 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 21 million in Contributions allegedly due to the Social Security authorities, which are being challenged in tax foreclosure proceedings and suits for annulment pending before the Federal Courts.

• R$ 34 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as R$ 22 million related to the Extraordinary Tariff  Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the reserve for contingency, will be released, as the amount in dispute, covered by deposits in court, will be fully paid. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 64 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ), mostly concerning the constitutionality and basis of calculation of the contribution.

• R$ 268 million related to (i) compensation of  Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) credits, (ii) taxation of  Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS) over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS). In regards to proceedings explained in (ii) and (iii), the Company makes full deposit in courts.

• R$ 13 million related to other taxes, which are in dispute and for which the Company has set up a provision.

There are other contingent tax liabilities, for which the probability of losses are not probable and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

• The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits arising mainly from the sales of products to commercial exporters. The total amount of the lawsuits is R$ 56 million. The Company did not set aside a reserve for contingencies, since products for export are exempted from Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) and no tax is payable.

• The Company is a defendant in tax foreclosures, which are claiming Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits on the export of semi-finished manufactured products. The amount involved is R$ 111 million. Gerdau has not set aside a reserve for contingency for the lawsuits, as the products do not fit in the definition of semi-finished manufactured products as defined by federal complementary law and, therefore, are not subject to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS).

• The Company and its subsidiaries, Gerdau Aços Longos .S.A and Gerdau Comercial de Aços S.A., are part in other Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 118 million. No reserve for contingency was set aside for these claims, as the probability of loss is not probable.

• The Company and its subsidiary, Gerdau Açominas S.A. and Gerdau Aços Longos S.A., are part in  discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 97 million.

•  The Company’s subsidiary Gerdau Internacional Empreendimentos Ltda. is part in a legal proceeding discussing taxation of Corporate Income Tax (IRPJ) and Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL) over profits generated abroad, in the amount of  R$ 232 million. The Company has not made a provision for contingency, as its legal consultants consider the probability of loss as possible but not probable.

• The Company entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS), brought in by Law 11.941/2009, which allowed the Company to pay fiscal debts in installments. The remaining balance of Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS), in which the Company has entered in 2000, will now be discharged in this Program.

Contingent Assets:

• The Company had a court-ordered debt security issued in 1999 for the benefit of the Company by the state of Rio de Janeiro, arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the low expectation of receiving such credit, the Company had never recognized it in its financial statements.

However, in 2010 the Rio de Janeiro State issued Law n.º 5.647, allowing the Company to use part of this credit to pay for tax debts. The Company did so and ended tax discussions in the amount of R$ 7 million. Moreover, the Company transferred R$ 9 million to its subsidiaries and other R$ 87 million to third parties, in compliance with the same Law, using all the pending credit.

In September 2010, the State of  Rio de Janeiro Attorney General Office reviewed and approved all compensations and transfers. As a consequence, the Company recognised R$ 103 million as tax credit in its financial statements (R$ 43 million as “other operating income” and R$ 60 million as “financial income”).

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2010 of R$ 153,7 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2010, totaling R$ 31.6 million.

Other Provisions

The Company is also defending civil proceedings, other provisions arising from the normal course of its operations, which provisions for these claims amount to R$ 12.0 million. Judicial deposits related to these provisions, at December 31, 2010, amount to R$ 3.4 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised of:

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

CADE judgment was put on hold by an injunction obtained by Gerdau S.A., which aimed at annuling the administrative process, due to formal irregularities. This injunction was cancelled by appeals made by CADE and the Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the commencement of the process, due to cartel practices. The Company has appealed from this decision, and the appeal is pending of judgment.

The Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful in this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of the CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (R$ 346 million). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after it was contested by CADE.

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

Insurance Dispute

A civil lawsuit was filed by Sul América Seguradora on August 4, 2003 against Gerdau Açominas S.A. and Westdeutsche Landesbank Girozentrale for the payment of approximately R$ 34.4 million, which were deposited in court to settle an insurance claim made by Gerdau Açominas. In its defense, Gerdau Açominas asked for the payment of the unpaid balance at the time, corresponding to approximately R$ 276.7 million*, minus the amount received (approximately R$ 33.3 million*) as advance during the regulation process (to assess the amount due) and the amount paid in court.

The lawsuit is the result of an accident at the blast furnace regenerators that occurred on February 23, 2002, which caused loss of production, material damages and loss of profits. Gerdau Açominas initially asked for indemnification amounting to approximately R$ 142.8 million*, based on costs incurred in part of the period in which the equipment was out of service and costs incurred for temporary recovery thereof. During the regulation process (to assess the amount due), Gerdau Açominas received an advance of approximately R$ 33.3 million*. At the end of the regulation process, the insurance company ascertained that indemnification amounted to only R$ 52.6 million* (against which the advance of approximately R$ 33.3* million would be set-off) and conditioned payment of the balance (nearly R$ 19.3 million*) to a general release with respect to the accident, which was refused by Gerdau Açominas.

In view of the aforementioned events, Gerdau Açominas filed a suit to collect the undisputed amount. Concomitantly, Sul América Seguradora filed a suit against Gerdau Açominas and a third party (the bank) and deposited with the court the amount that it deemed appropriate as indemnification, corresponding to approximately R$34,4 million. It stated that it was unsure as to who should receive the payment and claimed that Gerdau Açominas had refused to receive the indemnification and give a general release. The amount deposited with the court was collected by Gerdau Açominas in December 2004. In their responses, the defendants made clear who should receive the payment and demonstrated the insufficiency of the amount deposited with the court. Gerdau Açominas also claimed that the insurance company should deposit the unpaid balance, in the amount of approximately R$ 276.7 million*, minus the amount received as advance during the regulation process (R$ 33.3 million*) and the amount paid in court, or that the court should determine the amount effectively due.  Expert engineering accounting evidence is currently being compiled. Engineering and accounting analyses for such purpose are currently ongoing. Gerdau Açominas expects to be successful in the lawsuits.

*These amounts were originally claimed or stated in US dollars, and the exchange rate used to convert them into Reais was the official rate published by the Brazilian Central Bank (PTAX 800 transaction, option 5) on December 31, 2010 (R$1,6662).

Arbitration Proceedings (Confidential)

Arbitration proceedings of a confidential nature are currently ongoing, involving a possible loss for the Company of approximately R$ 22.3 million and a possible gain of approximately R$ 21.5 million.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2009, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$200.2 million ($114.9 million, using the year-end exchange rate) or 1.4% of total paid-in capital of R$ 14,184.8 million ($8,146.6 million, using the year-end exchange rate).

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

Interest on Capital Stock

Law 9,249 of December 1995, provides that a company may, at its sole discretion, pay interest on capital stock in addition to, or instead of, dividends. A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit of an amount computed as the TJLP (Long-Term Interest Rate) rate of return on its interest on capital stock or 50% of the net income (according BR GAAP) for the fiscal year, whichever is the lower. The payment of interest as described herein is subject to a 15% withholding income tax. See Item 10. Additional Information  — Taxation.

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

B. SIGNIFICANT CHANGES

Recent Developments

On February 2, 2011, the Board of Directors authorized the Company to acquire shares of its own issuance in order to attend the Long-Term Incentive Plan, as well as other commitments related to the shares granted by Gerdau Ameristeel plan, using resources supported by retained earnings. On April 02, 2011, the shares acquisition was concluded with 3,100,000 preferred shares acquired, in a total of R$ 70,153. For more details, see item 16E.

On February 10, 2011, the Company performed the exchange of Gerdau S.A. shares assigned in substitution to the rights of Prontofer and Villares shareholders in the proportion of one common or preferred share issued by Gerdau S.A. for each 22,247601 membership interests in Prontofer held and one preferred share issued by Gerdau S.A. for each 24 common share issued by Villares S.A.

On March 2, 2011, the Company announced investment of R$ 2.47 billion to expand the steel and rolled production at the Company’s Cosigua mill located in the Industrial District of Santa Cruz in the state of Rio de Janeiro. The unit’s steel production capacity will be expanded by 50% to reach 1.8 million tonnes per year. A new wire rod and rebar rolling mill with annual installed capacity of 1.1 million tonnes will also be installed, in two stages. The investments, which comply with the most stringent environmental standards, also include the installation of all infrastructure required for expanding the industrial unit.

On March 3, 2011, the Company announced that its current measured, indicated and inferred mineral resources are higher than previously noticed. This increase is due to (i) the new assessments recently conducted of the volumes and iron content of the mineral resources; and (ii) the acquisition of additional areas of land. In this context, and in view of the outlook for commodities in the international market, especially iron ore, the Board of Directors, in a meeting held on March 1, 2011, determined that the Management should conduct further studies to explore alternatives for monetizing part of these resources by evaluating various strategic options. Once these studies are concluded, a new Material Fact will be disclosed to the market, although it is impossible to ensure when and if these actions will be carried out.

On April 12, 2011, the Board of Directors of Gerdau S.A. approved the issue of 68,026,910 common shares and 134,830,100 preferred shares, for a total capital increase of approximately R$ 3.7 billion, carried out as a primary public distribution of shares by the Company. On the same date, a secondary public distribution was held that involved 69,000,000 preferred shares issued by Gerdau S.A. and owned by the shareholders Metalúrgica Gerdau S.A. and Gerdau BG Participações S.A., worth R$ 1.3 billion, which was fully used by the selling shareholders to subscribe and pay in common shares of the primary offering. Under the scope of the Global Offering, which includes the primary and secondary offerings, a total of approximately R$ 5.0 billion was raised, of which roughly R$ 3.7 billion was used for the capital increase at Gerdau S.A. Following said increase, the capital stock now stands at R$ 19.3 billion, divided into 573,627,483 common shares and 1,146,031,245 preferred shares, all of which are registered, book-entry shares with no par value. The issue price of the shares established after the book building process was R$ 15.60 per common share and R$ 19.25 per preferred share issued by Gerdau S.A. The funds raised through the offering will be used for investments to improve and expand the Company’s installed capacity, to strengthen the Company’s cash position and to pre-pay a loan contracted by its wholly owned subsidiaries in North America. On April 18, 2011, the primary and secondary public offerings were settled, with a net injection of R$ 3.6 billion in the Company’s cash position. Of this amount, R$ 2.1 billion has already been used for the pre-payment, on April 21, of a loan contracted by its wholly owned subsidiaries in the North America. The remaining balance was added to the Company’s cash.

From the investments described in the item 4.D Property, plans and equipament, the expansion of the structural profile rolling mill at Açominas mill has already been finished and two other investments were added to the 2011-2015 investment plan, as follows: a new line of rebars rolls at Araçariguama mill in São Paulo state; and capacity expansion in crude steel, rolling mill and finishing (at 4 different mills) at the Specialty Steel Operation. In addition to the investment plan, the following new investments are also under analysis:

•                  Brazil BO

•                  Installation of two plants, with one in the North-Northeast region and the other in the Midwest region, each with installed capacity of between 500,000 and 700,000 tonnes, targeting the construction and manufacturing industries.

•                  Installation of a new long products rolling mill in the South region of the country, with installed capacity of 600,000 tonnes.

•          Specialty Steel BO

•                  Construction of a new specialty steel mill in North America with installed capacity of between 700,000 and 800,000 tonnes.

Board of Directors, Executive Committee and Board of Auditors.

Since April 26, 2011, André Pinheiro de Lara Resende is no longer a member of Gerdau´s Board of Directors.

Since May 31, 2011, Paulo Fernando Bins de Vasconcellos is no longer an Officer of the Company nor a member of the Gerdau Executive Committee.

Francisco Deppermann Fortes and Ricardo Giuzeppe Mascheroni are members of the Gerdau Executive Committee since May 3, 2011.

Egon Handel was replaced by Bolívar Charneski as effective member and as financial expert of the Board of Auditors in the shareholder’s meeting held on April 26, 2011.

ITEM 9.                                                     THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The Company carried out a public offering on April 28, 2008 (“Offering”) through the primary distribution of common (“Common Shares”) and preferred (“Preferred Shares”, and jointly with the Common Shares, the “Shares”) registered, book-entry shares with no par value, free and clear of any encumbrances and charges, issued by the Company, with the exclusion of the preemptive rights of its current shareholders, in accordance with Article 172, Item I of Federal Law 4 of December 15, 1976, (“Brazilian Corporation Law”). The Offering simultaneously involved: i) the primary public distribution of Shares in Brazil, on the unorganized over-the-counter market, pursuant to CVM Instruction 400 of December 29, 2003 (“CVM Instruction 400”), under the coordination of Banco Itaú BBA S.A. (“Lead Manager”) and Banco J.P. Morgan S.A. (“J.P. Morgan” and, jointly with the Lead Manager, the “Joint Bookrunners”), with the participation of other financial institutions in the securities distribution system contracted by the Joint Bookrunners and of other brokerages operating as the intermediaries of operations on the BM&FBovespa that participated exclusively in the efforts to place the Shares with non-institutional investors and the Company’s Shareholders. and (ii) the primary public distribution of Preferred Shares abroad, in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), registered with the SEC, in conformity with the procedures provided for by the Securities Act, pursuant to the terms of the International Purchase Agreement, coordinated by the International Placement Agents. Each ADS corresponds to one Preferred Share.

Efforts were also made to place the Shares abroad, exclusively with qualified institutional investors resident and domiciled in the United States of America, pursuant to Rule 144A of the Securities Act of 1933 of the United States of America, as amended, in accordance with the registration exemption provided for by the Securities Act, and in countries other than Brazil and the United States of America, in conformity with the procedures provided for by Regulation S of the Securities Act issued by the Securities and Exchange Commission, and in accordance with the laws of the country of domicile of each foreign investor, which invest in Brazil in conformity with the investment mechanisms established by Resolution 2,689 issued by the National Monetary Council (CMN) on January 26, 2000, as amended, and by CVM Rule 325 dated January 27, 2000, as amended.

In addition, the full exercise was effected: (i) by the Lead Manger, the over-allotment option involving 3,447,064 Shares; and (ii) by Itaú Securities, the over-allotment option involving 650,000 Preferred Shares in the form of ADSs.

The Shares were issued at the price of sixty reais and thirty centavos (R$60.30) and the ADRs were issued at the price of thirty-six U.S. dollars (US$ 36.00). Considering the Shares offered, the Overallotment Options and the Preferred Shares represented by ADSs, a total of 16,686,239 Common Shares and 31,410,825 Preferred Shares were distributed, for a total of two billion, nine hundred million, two hundred fifty-two thousand, nine hundred fifty-nine reais and twenty centavos (R$2,900,252,959.20).

Price Information

Preferred Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred stock (GGBR4) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Additionally the Company has common shares listed at BOVESPA (GGBR3).

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2006	16.51	11.44	7.98	4.89
2007	25.55	14.77	14.67	6.91
2008	39.91	10.18	24.48	4.45
2009	29.38	10.93	17.12	4.65
2010	31.16	19.45	17.52	11.34

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2009
1Q	18.27	10.93	8.02	4.65
2Q	21.85	13.09	11.19	5.73
3Q	24.10	18.05	13.36	9.15
4Q	29.38	22.55	17.12	12.65
2010
1Q	29.78	23.88	17.19	12.77
2Q	31.16	22.44	17.52	11.84
3Q	26.59	22.44	15.16	12.75
4Q	23.44	19.45	13.78	13.78
2011
1Q	24.66	19.99	14.71	12.05

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2010
January	29.67	24.82	17.13	13.16
February	26.05	23.80	14.35	12.72
March	28.30	25.85	15.91	14.32
April	31.04	27.86	17.46	15.89
May	27.37	22.36	15.80	11.80
June	25.34	22.91	14.22	12.32
July	25.56	22.62	14.49	12.70
August	26.49	22.72	15.10	12.90
September	24.62	22.36	14.34	13.08
October	22.53	20.27	13.38	11.95
November	22.83	19.38	13.46	11.30
December	23.35	20.37	13.73	11.94
2011
January	24.57	20.87	14.65	12.38
February	23.88	21.71	14.35	13.07
March	22.61	19.92	13.66	12.00
April	20.02	18.33	12.68	11.56
May	18.42	16.35	11.71	10.04

Source: Bloomberg

In the above tables, the stock prices have been retroactively adjusted for all periods to reflect: (a) a stock dividend of one share for two shares held, approved in March 2006; and (b) a stock dividend of one share for one shares held, approved in June 2008.

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2006	3.32	1.40
2007	4.94	2.53
2008	8.04	4.58
2009	14.63	6.93
2010	24.43	4.09

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2009
1Q	8.00	4.61
2Q	11.37	5.75
3Q	13.59	9.20
4Q	17.03	12.51
2010
1Q	17.48	12.77
2Q	17.65	12.08
3Q	15.35	12.89
4Q	13.96	11.59
2011
1Q	14.92	12.17

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2010
January	17.42	13.18
February	14.45	12.73
March	15.97	14.35
April	17.59	15.98
May	15.88	12.04
June	14.20	12.27
July	14.65	12.85
August	15.29	13.02
September	14.57	13.25
October	13.52	12.21
November	13.73	11.55
December	13.91	12.01
2011
January	14.87	12.74
February	14.66	13.37
March	13.92	12.13
April	12.74	11.72
May	11.94	10.18

Source: Bloomberg

The above tables show the lowest and highest market prices for Gerdau stock since 2005. The stock prices have been retroactively adjusted for all periods to reflect: (a) a stock dividend of one share for two shares held, approved in March 2006; and (b) a stock dividend of one share for each share held, approved in June 2008.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required in this item was included in the Registration Statement on Form 20-F filed with the Commission on June 30, 2005 (file number SEC: 1-14878). The last amendment of the By-Laws was made on December 30 , 2010, to amend the wording of Article 2 of the Company By-Laws, including the following activities: (i) interests in companies and industrial consortia; and (ii) industry and trade exploitation, including through representation, importing and exporting of steel, iron and related products, as well as the caput of Article 4, to include the capital stock increasing to R$ 15,666,547,445.00, divided in 505,600,573 common shares and 1,011,201,145 preferred shares, with no par value.

The consolidated by-laws can be found as an attachment to the present report.

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

Bond 2021 - On October 1, 2010, the subsidiary Gerdau Trade Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 30, 2021. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.1 billion as of December 31, 2010). Part of the proceeds of this issue were used to prepay the Perpetual Bonds on September 22, 2010, in the amount of US$ 600 million (R$ 1 billion as of December 31, 2010). The Perpetual Bonds were issued on September 15, 2005 and had no final maturity date.

Bond 2020 - On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.1 billion as of December 31, 2010).

Bond 2017 - On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1.00 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding balance of this facility was US$ 1.5 billion (R$ 2.5 billion as of December 31, 2010).

Term Loan Facility - On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing in the amount of US$ 2.75 billion and final maturity on September 14, 2013. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On December 31, 2010 the outstanding balance of this facility was US$ 1.26 billion (R$ 2.1 billion as of December 31, 2010).

Senior Secured Credit Facility - The North American subsidiaries have a US$ 650 million (R$ 1,100 million as of December 31, 2010) line of credit that expires on December, 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2010.

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed per aval and financial covenants by Metalúrgica Gerdau S.A.. On December 31, 2010 the credit line was not in use by the Company.

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

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, Santander and the Company renewed the put option of the participation in Sidenor and the maturity date of the put option became January 10, 2014, and can be exercised in advance on each month of January from 2012 until the maturity date. The put option price became € 208.648 (R$ 464.868 on December 31, 2010), accrued by a fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2010, such potencial obligation totaled R$ 464.868 (R$ 449.599 as of December 31, 2009)

On December 19, 2008 the subsidiary Gerdau Hungria Holdings indirectly acquired an additional 20% interest in Corporación Sidenor, S.A.. The total amount paid by Gerdau Hungria Holdings was approximately $ 288.0 million (R$ 674.0 million in the acquisition date), drawing on its own funds. As a result of this acquisition, Gerdau Hungria

Holdings directly and indirectly holds 60% of Corporación Sidenor’s capital, and Grupo Santander, with which Grupo Gerdau will continue to share control, holding the remaining 40%.

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

On March 24, 2010, the CMN approved Resolution No. 3,844, adopting a series of measures to consolidate and simplify the Brazilian foreign exchange regulations. These changes are expected to reduce the effective cost of foreign exchange transactions and the related administrative expenses for both the public and private sectors as well as to provide more legal certainty to the parties to such transaction.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar.

The current exchange rates from U.S Dollar to Brazilian Reais are demonstrated in the table of item 3.A, “Exchange rates between the United States Dollar and Brazilian Reais”.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not resident or domiciled in Brazil for purposes of Brazilian taxation, which we refer to as “non-Brazilian holder”.

The following is a general discussion only. It does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. The discussion does not address the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion does not address either any tax consequences under the laws of any state or municipality of Brazil.

Income tax

Dividends

Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a non-Brazilian holder of preferred shares or ADSs, are currently not subject to withholding income tax in Brazil to the extent that such dividends are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•                  50% of net income (after the deduction of social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to interest on shareholders’ equity) for the period in respect of which the payment is made; and

•                  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a non-Brazilian holder is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that (1) does not impose income tax or (2) where the maximum income tax rate is lower than 20% or (3) where the laws of that country or location do not allow access to shareholding composition, ownership of investments, or identity of beneficial owners of earnings attributed to non-residents (“Tax Favorable Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below for a discussion that the concept of Tax Favorable Jurisdiction may be broadened by Law No. 11,727.

Payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Capital Gains

According to Law No. 10,833, dated December 29, 2003, gains deriving from the disposition of assets located in Brazil by a non-Brazilian holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to withholding income tax in Brazil.

With respect to a disposition of preferred shares, as they are assets located in Brazil, the non-Brazilian holder will be subject to withholding income tax on the gains assessed, following the rules described below.

With respect to ADSs, although the matter is not entirely clear, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs are not taxed in Brazil, based on the argument that ADSs do not constitute “assets located in Brazil” for purposes of Article 26 of Law No. 10,833. We cannot assure you, however, that Brazilian tax authorities or Brazilian tax courts will agree with this interpretation. Accordingly, in the event that ADSs are deemed to be “assets located in Brazil” for purposes of Article 26 of Law No. 10,833, gains on a disposition of ADSs by a non-Brazilian holder will be subject to withholding income tax in Brazil, following the rules described below.

As a general rule, gains realized as a result of a disposition of preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) are equal to the positive difference between the amount realized on the disposition, and the cost of acquisition of the assets that were disposed of.

The rules related to the levy of withholding income tax on such gains will vary depending on the domicile of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Central Bank, and how the disposition is carried out, as described below.

Gains assessed on a disposition of preferred shares carried out on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•                  exempt from income tax when assessed by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of National Monetary Council Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not domiciled or resident in a country or location that does not tax income, or that taxes income at a maximum rate lower than 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below for a discussion that the concept of Low or Nil Tax Jurisdiction may be broadened by Law No. 11,727; or

•                  subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a non-Brazilian holder that is not a 2,689 Holder, and of a non-Brazilian holder that is domiciled or a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Gains assessed on a disposition of preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or of up to 25% in the case of a non-Brazilian holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below for a discussion that these concepts may be broadened by Law No. 11,727. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

In the event of a redemption of preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the respective preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore will be subject to withholding income tax at a rate of 15% or up to 25%, as the case may be.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian income tax. Gains realized by a non-Brazilian holder on the disposition of preemptive rights relating to preferred shares or ADSs will be subject to Brazilian income tax according to the same rules described above.

As a non-Brazilian holder of ADSs, you may cancel your ADSs and exchange them for preferred shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank, and as long as ADSs are not deemed to be “assets located in Brazil”.

The deposit of preferred shares by a non-Brazilian holder in exchange for ADSs may be subject to income tax if the acquisition cost of the common shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such preferred shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the preferred shares will be considered to be a capital gain subject to income tax at the rate of up to 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a non-Brazilian holder that is a 2,689 Holder and that is not domiciled or resident in a Low or Nil Tax Jurisdiction.

There can be no assurance that the current favorable tax treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions, and Privileged Tax Regimes

Law No. 11,727, dated June 24, 2008, with effect as of January 1, 2009, created the concept of “privileged tax regime”, considered as such the tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or taxes at a maximum rate lower than 20%, in particular, income earned outside of the respective country or location; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions that are carried out (“Privileged Tax Regime”).

The concept of Privileged Tax Regime should only apply to specific types of transactions, including those subject to transfer pricing rules. Regulation issued by Brazilian tax authorities seems to confirm this interpretation.

Tax on Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/FX”) due on the liquidation of foreign exchange agreements related to the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The currently applicable rate for most types of foreign exchange transactions is 0.38%. However, other rates apply to specific types of transactions.

In particular, foreign exchange transactions related to inflows of funds to Brazil for investments made by foreign investors on the Brazilian financial and capital markets are generally subject to IOF/FX at a rate of 6%. Exceptionally, some types of foreign exchange transactions connected to those types of investments are subject to the IOF/FX at a 2% rate. These exceptions include foreign exchange transactions related to: (1) inflow of funds for floating rate investments (such as preferred shares) made in a Brazilian stock or future and commodities exchange by 2,689 Holders, provided that the transactions do not involve derivatives and do not result in pre-determined income; (2) inflow of funds for the acquisition of shares of Brazilian companies in either (a) a public offer of shares that is registered with the CVM, or (b) subscription of shares, provided that, in both cases (a) and (b), the Brazilian company issuing the shares is entitled to trade its shares in a Brazilian stock exchange; (3) inflow of funds resulting from the cancellation of ADSs and exchange for shares traded in a Brazilian stock exchange; and (4) inflow of funds deriving from the change of the type of registration of the foreign investment from a “foreign direct investment” to an investment registered under the rules of National Monetary Council Resolution No. 2,689.

Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/FX at a rate of zero percent. The IOF/FX also levies at a zero percent rate in case of dividends and interest on shareholders’ equity paid by a Brazilian corporation, such as our company, to non-Brazilian holders.

The Brazilian government is permitted to increase the rate of the IOF/FX at any time by up to 25% on the foreign exchange transaction amount. However, any increase in rates will only apply to transactions carried out after this increase in rates enters into force.

Tax on Transactions Related to Bonds and Securities

Brazilian law imposes a Tax on Transactions Related to Bonds and Securities (“IOF/Bonds”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Bonds applicable to most types of transactions involving preferred shares and ADSs is currently zero, the rate of the IOF/Bonds applicable to the transfer of shares traded in the Brazilian stock exchange with the sole purpose of enabling the issuance of ADSs to be traded outside Brazil is currently 1.5%. The Brazilian government is permitted to increase the rate of the IOF/Bonds at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs, except for gift and inheritance taxes that may be imposed by some Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

United States Tax Considerations

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADRs by a U.S. holder (as defined below) holding such shares or ADRs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation. U.S. holders are urged to consult their own tax advisers regarding such matters.

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

As used herein, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is not a U.S. holder or a partnership.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of Preferred Shares or Preferred ADRs.

Nature of Preferred ADRs for U.S. Federal Income Tax Purposes

The following summary assumes that the representations contained in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a holder of a Preferred ADR will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADRs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADRs, and Preferred ADRs for Preferred Shares, generally will not be subject to U.S. federal income tax.

For purposes of the following summary, any reference to Preferred Shares shall be understood to also include reference to the Preferred ADRs, unless otherwise noted.

Taxation of Distributions

U.S. holders

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on a Preferred Share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred Share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on a

Preferred Share generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred Share (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. In the case of a Preferred Share, but not a Preferred ADR, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend. In the case of a dividend received in respect of a Preferred ADR, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for hedged positions, any dividend that a non-corporate U.S. holder receives on a Preferred Share in a taxable year beginning before January 1, 2013 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred Share will be a qualified dividend if (i) the Preferred Shares are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the Preferred Share (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2010 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

The U.S. Treasury Department has announced its intention to promulgate detailed rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those detailed procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax for qualified dividends. U.S. holders of Preferred Shares are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares to the extent the U.S. holder has not held the Preferred Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred Shares are not counted toward meeting the 16-day holding period required by the statute. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation.

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADRs are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs.

Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

Non-U.S. holders

A dividend paid to a non-U.S. holder on a Preferred Share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred Share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred Share and the amount realized on the sale or other taxable disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred Share has been held for more than one year. In general, any adjusted net capital gain of a non-corporate U.S. holder in a taxable year beginning before January 1, 2013 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of a non-corporate U.S. holder may be higher. The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian income tax withheld on a sale of a Preferred Share. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules.

Non-U.S. holders

A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred Share unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other taxable disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2010 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

If the Preferred Shares were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, the U.S. holder’s holding period) that would otherwise be taxed as capital gains or dividends, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred Share would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. In addition, if the Company is deemed to be a PFIC for a taxable year, U.S. holders would be subject to increased reporting requirements. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. holders may be subject to these reporting requirements unless their Preferred Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Dividends paid on, and proceeds from the sale or other taxable disposition of, a Preferred Share to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

Gerdau is exposed to various market risks, mainly variations in exchange rates and interest rate volatility. The company enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations in interest rates and in the exchange rates. Gerdau has established policies and procedures for risk assessment and the approval, reporting and monitoring of its derivative financial activities. Gerdau does not carry out leveraged operations involving derivative instruments. The use of derivatives is limited to managing the foreign-exchange exposure of the cash flow generated by the Company’s operations, as well as interest rate swaps.

Foreign Exchange Rate Risk

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

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. As of December 31, 2010, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency. The impact calculated considering such variation in the foreign exchange rate totals R$ 88,535 as of December 31, 2010 (R$ 199,427 as of December 31, 2010) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar. The Company believes that the Dollar appreciation against Real for 2011 will be 2%.

The net amounts related to accounts receivable and accounts payable in foreign currency do not present relevant risks related to exchange rates fluctuation.

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

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 77,516 as of December 31, 2010 (R$ 66,858 as of December 31, 2009) and would impact the Financial expenses account in the Consolidated Statements of Income.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2010, the depositary reimbursed the Company in the amount of U.S. $1.2 million.

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

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure control and procedures

The Company has carried out an evaluation of the effectiveness of the design and operations to assurance the objectives’ achievement of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Security Exchange Act of 1934) under the supervision of its management, which is responsible for the management of the internal controls, and includes its Chief Executive Officer and Chief Financial Officer. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, based upon the Company’s evaluation as of December, 31th of 2010, the Company’s management concluded that the design and operation of the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Management’s Report On Internal Controls Over Financial Reporting

The management of Gerdau S.A. is responsible for the implementation, effectiveness and maintenance of an effective system of internal control over Financial Reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.The Company’s internal control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, Management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over Financial Reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 18, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

March 18, 2011

ITEM 16.                                              [RESERVED]

ITEM 16A.                                     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Bolívar Charneski, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

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

The Company’s subsidiary, Gerdau Ameristeel Corporation has also its own “Code of Ethics and Business Conduct”, which is compatible with Gerdau’s guidelines as well. All documents meet the definition of code of ethics contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation. Each document establishes a manner of reporting violations, as well as accountability for adherence.

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

Gerdau is in the final process of reviewing the three documents mentioned above, in order to create one single Code of Ethics. The new Code, which will be applied to all of Gerdau’s business units around the world, is focused on the ethics and compliance issues most important to a public company and will meet all applicable legal requirements.

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

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2010 and December 31, 2009:

	2010	2009
Audit fees	8,999	10,056
Audit-related fees	117	1,069
All other fees	209	165
Total	9,325	11,290

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

The Board of Auditors members are elected at the Ordinary Shareholders’ Meeting for one-year terms. They are eligible for reelection. In Gerdau S.A. the Board of Auditors consists of three members and three alternates. In Metalúrgica Gerdau S.A. the minority and preferred shareholders elected two of the current effective five members. As required by Brazilian law, members of the Board of Auditors must have college graduation or held office for at least three years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

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

•                  Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários

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

•                  Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários

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

•                  Itaú Corretora de Valores S.A.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
March (03/01/2010 – 03/05/2010)	500,000	26.83	100%	—
TOTAL	500,000	26.83	100%	—

On February 2nd, 2011, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 3,100,000 preferred shares, representing approximately 0.43% of outstanding preferred stock, which totaled 725,509,986 preferred shares on December 31, 2010.

The Board of Director’s authorization remained in force for 10 days from February 2nd, 2011 to February 11th, 2011. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

•                  Itaú Corretora de Valores S.A.

•                  Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•                  Corretora JP Morgan S.A.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
February (02/02/2011 – 02/11/2011)	3,100,000	22.65	100%	—
TOTAL	3,100,000	22.65	100%	—

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

Majority of Independent Directors:  Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors.  The Company does not have a similar requirement under Brazilian practice and does not have a majority of independent directors serving on its board of directors, even though the majority of the members are non-management directors.

Separate meetings of non-management directors:  Under NYSE Rule 303A.03, the non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management.  Gerdau does not have a similar requirement under Brazilian practice, but non-management directors meet separately once a year to assess management performance.

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

GERDAU S.A.

	By:	/s/ André Bier Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: May 31, 2011	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2010 and 2009

and for each of the three years in the period

ended December 31, 2010

and reports of independent registered public accounting firms prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated statements of financial position of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Porto Alegre, Brazil
March 18, 2011

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	Note	2010	2009
CURRENT ASSETS
Cash and cash equivalents	4	1,061,034	2,091,944
Short-term investments
Held for Trading	5	1,105,902	2,619,418
Available for sale	5	9,559	58,296
Trade accounts receivable	6	3,153,027	2,585,709
Inventories	7	6,797,785	5,751,593
Tax credits	8	586,056	788,564
Unrealized gains on derivatives	16	783	5,737
Other current assets		231,798	263,425
		12,945,944	14,164,686

NON-CURRENT ASSETS
Available for sale securities	5	26,797	49,690
Tax credits	8	401,222	484,434
Deferred income taxes	9	1,579,011	1,347,036
Unrealized gains on derivatives	16	5,529	14,297
Judicial deposits	18	493,502	324,678
Other non-current assets		212,180	314,348
Prepaid pension cost	20	437,072	516,360
Investments in associates and jointly-controlled entities	11	1,264,520	1,199,910
Other investments	11	19,002	19,635
Goodwill	12	8,158,098	8,424,341
Other Intangibles	13	1,176,823	992,800
Property, plant and equipment, net	10	16,171,560	16,731,101
		29,945,316	30,418,630

TOTAL ASSETS		42,891,260	44,583,316

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	Note	2010	2009
CURRENT LIABILITIES
Trade accounts payable		1,783,274	1,705,058
Short-term debt	14	1,577,968	1,356,781
Debentures	15	115,069	—
Taxes payable	17	524,967	675,681
Payroll and related liabilities		475,237	354,518
Dividends payable	22	90,289	365,811
Unrealized losses on derivatives	16	—	2,483
Environmental liabilities	21	29,191	9,835
Other current liabilities		425,905	348,354
		5,021,900	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	14	12,360,056	12,563,155
Debentures	15	616,902	600,979
Deferred income taxes	9	2,270,849	2,273,759
Unrealized losses on derivatives	16	92,476	90,377
Provision for tax, civil and labor liabilities	18	645,375	447,171
Environmental liabilities	21	42,902	66,642
Employee benefits	20	834,471	961,300
Put options on non-controlling interest	16-f	516,706	518,096
Other non-current liabilities		342,008	238,523
		17,721,745	17,760,002

EQUITY	22
Capital		15,651,352	14,184,805
Treasury stocks		(161,405)	(124,685)
Legal reserve		307,329	200,205
Stock Option		22,700	9,018
Other reserves		(1,884,002)	(1,339,915)
Retained earnings		5,534,468	5,578,045
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		19,470,442	18,507,473

NON-CONTROLLING INTERESTS		677,173	3,497,320

EQUITY		20,147,615	22,004,793

TOTAL LIABILITIES AND EQUITY		42,891,260	44,583,316

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2010, 2009 and 2008

In thousands of Brazilian reais (R$)

	Note	2010	2009	2008

NET SALES	24	31,393,209	26,540,050	41,907,845
Cost of sales	29	(25,873,476)	(22,305,550)	(31,228,035)
GROSS PROFIT		5,519,733	4,234,500	10,679,810
Selling expenses	29	(551,547)	(429,612)	(479,551)
General and administrative expenses	29	(1,805,914)	(1,714,494)	(2,284,857)
Reversal (Impairment) of assets	28	336,346	(1,072,190)	—
Restructuring costs	29	—	(150,707)	—
Other operating income		207,320	190,157	205,676
Other operating expenses		(100,840)	(101,810)	(116,064)
Equity in earnings of unconsolidated companies		39,454	(108,957)	122,808
INCOME BEFORE FINANCIAL INCOME(EXPENSES) AND TAXES		3,644,552	846,887	8,127,822
Financial income	30	295,563	436,236	484,046
Financial expenses	30	(1,097,633)	(1,286,368)	(1,620,782)
Exchange variations, net	30	104,364	1,060,883	(1,035,576)
Gain and losses on derivatives, net	30	12,392	(26,178)	(62,396)
INCOME BEFORE TAXES		2,959,238	1,031,460	5,893,114
Income and social contribution taxes
Current	9	(642,306)	(303,272)	(1,423,660)
Deferred	9	140,447	276,320	475,444

NET INCOME		2,457,379	1,004,508	4,944,898
ATTRIBUTABLE TO:
Owners of the parent		2,142,488	1,121,966	3,940,505
Non-controlling interests		314,891	(117,458)	1,004,393
		2,457,379	1,004,508	4,944,898

Basic earnings per share - preferred and common	23	1.50	0.79	2.83

Diluted earnings per share - preferred and common	23	1.50	0.79	2.83

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2010, 2009 and 2008

In thousands of Brazilian reais (R$)

		2010		2009		2008
Net income for the year		2,457,379		1,004,508		4,944,898
Other comprehensive income
Net unrealized (Losses) Gains on defined benefit pension plan, gross of tax of R$ (81,813), R$ 6,565 and R$ (265,763), respectively		(259,637)		16,244		(694,623)
Cumulative translation difference		(631,196)		(4,559,004)		3,470,982
Unrealized Gains (Losses) on net investment hedge		130,750		893,700		(634,050)
Cash flow hedges
Unrealized (Losses) Gains, gross of tax of R$ (24,545), R$ 69,745 and R$ (58,303), respectively	(75,532)		257,537		(213,488)
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 13,226 and R$ (16,188), respectively	47,217	(28,315)	(55,729)	201,808	—	(213,488)
Unrealized Gains (Losses) on available for sale securities, gross of tax of R$ 392, R$ 5,929 and R$ (14,454), respectively		1,153		17,966		(43,799)
Income tax relating to components of other comprehensive income		92,740		(66,051)		338,520

Total comprehensive income (loss) for the year, net of tax		1,762,874		(2,490,829)		7,168,440

Total comprehensive income (loss) attributable to:		1,427,440		(1,295,269)		5,765,374
Owners of the parent		335,434		(1,195,560)		1,403,066
Non-controlling interests		1,762,874		(2,490,829)		7,168,440

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2010, 2009 and 2008

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
						Other reserves
						Gains and
						losses on	Gains and	Gains and
						available for	losses on net	losses on	Cumulative
		Treasury		Stock	Retained	sale	investment	cash flow	translation	Total parent	Non-controlling	Total
	Capital	stocks	Legal reserve	options	earnings	securities	hedge	hedges	difference	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2008	7,810,453	(106,667)	278,713	17,651	5,815,481	13,723	—	—	(1,049,333)	12,780,021	3,943,187	16,723,208
2008 Changes in Equity
Net income	—	—	—	—	3,940,505	—	—	—	—	3,940,505	1,004,393	4,944,898
Other comprehensive income recognized in the year	—	—	—	—	(328,168)	(23,175)	(634,050)	(117,063)	2,927,325	1,824,869	398,673	2,223,542
Total comprehensive income recognized in the year	—	—	—	—	3,612,337	(23,175)	(634,050)	(117,063)	2,927,325	5,765,374	1,403,066	7,168,440
Capital increase by issuance of shares	2,885,058	—	—	—	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase by capitalization of reserves	3,489,294	—	(273,525)	—	(3,215,769)	—	—	—	—	—	—	—
Stock option expenses recognized in the year	—	—	—	7,545	—	—	—	—	—	7,545	—	7,545
Stock option exercised during the year	—	34,106	—	(23,770)	—	—	—	—	—	10,336	—	10,336
Dividends/interest on capital	—	—	—	—	(1,240,902)	—	—	—	—	(1,240,902)	(271,481)	(1,512,383)
Destinations proposed to the general assembly	—	—	138,874	—	(138,874)	—	—	—	—	—	—	—
Non-controlling interest over fair value allocation	—	—	—	—	—	—	—	—	—	—	(15,516)	(15,516)
Non-controlling interest on consolidated entities	—	—	—	—	9,329	—	—	—	—	9,329	(424,394)	(415,065)
Put options	—	—	—	—	—	—	—	—	—	—	242,214	242,214
Treasury stocks	—	(50,259)	—	—	—	—	—	—	—	(50,259)	—	(50,259)
Balance as of December 31, 2008	14,184,805	(122,820)	144,062	1,426	4,841,602	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
2009 Changes in Equity
Net income	—	—	—	—	1,121,966	—	—	—	—	1,121,966	(117,458)	1,004,508
Other comprehensive income recognized in the year	—	—	—	—	40,107	11,404	893,700	94,916	(3,457,362)	(2,417,235)	(1,078,102)	(3,495,337)
Total comprehensive income recognized in the year	—	—	—	—	1,162,073	11,404	893,700	94,916	(3,457,362)	(1,295,269)	(1,195,560)	(2,490,829)
Stock option expenses recognized in the year	—	—	—	10,001	—	—	—	—	—	10,001	—	10,001
Stock option exercised during the year	—	11,054	—	(2,409)	—	—	—	—	—	8,645	—	8,645
Gain in treasury stock sellings	—	—	—	—	782	—	—	—	—	782	—	782
Dividends/interest on capital	—	—	—	—	(419,066)	—	—	—	—	(419,066)	(186,237)	(605,303)
Destinations proposed to the general assembly	—	—	56,143	—	(56,143)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	17,533	—	—	—	—	17,533	(31,363)	(13,830)
Effect of the IAS 29 (Financial Reporting in Hyperinflationary Economies) adoption	—	—	—	—	31,264	—	—	—	—	31,264	612	31,876
Put options	—	—	—	—	—	—	—	—	—	—	32,792	32,792
Treasury stocks	—	(12,919)	—	—	—	—	—	—	—	(12,919)	—	(12,919)
Balance as of December 31, 2009	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income	—	—	—	—	2,142,488	—	—	—	—	2,142,488	314,891	2,457,379
Other comprehensive income recognized in the year	—	—	—	—	(170,961)	754	130,750	(11,586)	(664,005)	(715,048)	20,543	(694,505)
Total comprehensive income recognized in the year	—	—	—	—	1,971,527	754	130,750	(11,586)	(664,005)	1,427,440	335,434	1,762,874
Capital increase by issuance of shares (note 3.5)	1,466,547	—	—	—	—	—	—	—	—	1,466,547	—	1,466,547
Effects of interest increase in subsidiaries	—	—	—	—	(1,734,517)	—	—	—	—	(1,734,517)	(3,084,172)	(4,818,689)
Fair value adjustment on issuance of shares	—	—	—	—	443,173	—	—	—	—	443,173	—	443,173
Stock option expenses recognized in the year	—	—	—	15,667	—	—	—	—	—	15,667	—	15,667
Losses in treasury stock sellings	—	—	—	—	(994)	—	—	—	—	(994)	—	(994)
Stock option exercised during the year	—	22,527	—	(1,985)	—	—	—	—	—	20,542	—	20,542
Dividends/interest on capital	—	—	—	—	(629,692)	—	—	—	—	(629,692)	(134,369)	(764,061)
Destinations proposed to the general assembly	—	—	107,124	—	(107,124)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	14,050	—	—	—	—	14,050	41,996	56,046
Put options	—	—	—	—	—	—	—	—	—	—	20,964	20,964
Treasury stocks	—	(59,247)	—	—	—	—	—	—	—	(59,247)	—	(59,247)
Balance as of December 31, 2010	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615

The accompanying notes are an integral part of these Consolidated Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2010, 2009 and 2008

In thousands of Brazilian reais (R$)

	Note	2010	2009	2008

Cash flows from operating activities
Net income for the year		2,457,379	1,004,508	4,944,898
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	1,893,074	1,745,319	1,896,076
(Reversal) Impairment of assets	29	(336,346)	1,072,190	—
Restructuring costs	29	—	150,707	—
Equity in earnings of unconsolidated companies	11	(39,454)	108,957	(122,808)
Exchange variation, net	30	(104,364)	(1,060,883)	1,035,576
(Gains) / Losses on derivatives, net		(12,392)	26,178	62,396
Post-employment benefits	20	82,611	33,995	130,976
Stock based remuneration		18,629	22,380	7,545
Income tax	9	501,859	26,952	948,216
(Gain) / Loss on disposal of property, plant and equipment and investments		(20,532)	116,989	72,782
Provision for losses on available for sale securities		—	—	140,166
Allowance for doubtful accounts		16,018	57,971	25,613
Provision (reversal) for tax, labor and civil claims		199,092	(15,886)	(13,120)
Interest income and other financial incomes		(174,622)	(346,531)	(244,501)
Interest expense	30	919,594	992,693	1,151,253
Provision for net realisable value adjustment in inventory	7	50,526	36,459	289,850
Reversal of net realisable value adjustment in inventory	7	(50,634)	(196,981)	(33,393)
		5,400,438	3,775,017	10,291,525
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable		(660,891)	1,449,678	1,065,076
(Increase) Decrease in inventories		(1,160,419)	3,766,059	(2,489,882)
Increase (Decrease) in trade accounts payable		110,358	(1,731,878)	(2,215,810)
Decrease (Increase) in other receivables		176,403	(148,962)	(427,162)
(Decrease) Increase in other payables		(168,962)	203,038	197,636
Distributions from joint-controlled entities		68,647	41,887	68,095
Purchases of trading securities		(712,204)	(1,283,438)	(6,739,256)
Proceeds from maturities and sales of trading securities		2,423,597	1,642,383	6,751,527
Cash provided by operating activities		5,476,967	7,713,784	6,501,749

Interest paid on loans and financing		(796,799)	(1,026,893)	(970,986)
Income and social contribution taxes paid		(541,048)	(336,299)	(1,895,419)
Net cash provided by operating activities		4,139,120	6,350,592	3,635,344

Cash flows from investing activities
Additions to property, plant and equipment	10	(1,288,769)	(1,377,776)	(2,745,207)
Proceeds from sales of property, plant and equipment, investments and other intangibles		19,269	64,606	21,238
Additions to other intangibles	13	(94,598)	—	(17,079)
Payment for business acquisitions, net of cash of acquired entities	3.6	(283,110)	(71,068)	(4,076,171)
Purchases of available for sale securities		(1,371,835)	(2,589,350)	(484,965)
Proceeds from sales of available for sale securities		1,415,981	2,925,254	741,539
Net cash used in investing activities		(1,603,062)	(1,048,334)	(6,560,645)

Cash flows from financing activities
Capital increase		—	—	2,885,058
Purchase of treasury shares		(38,705)	(12,919)	(50,259)
Dividends and interest on capital paid		(1,018,488)	(328,691)	(1,649,936)
Payment of loans and financing fees		(4,562)	(37,989)	(3,821)
Payments for interest increase in subsidiaries	3.6	(2,908,969)	—	—
Proceeds from loans and financing		3,885,937	4,089,424	5,117,617
Repayment of loans and financing		(3,453,158)	(8,469,908)	(4,963,991)
Intercompany loans, net		39,344	(173,549)	1,265,290
Net cash (used in) provided by financing activities		(3,498,601)	(4,933,632)	2,599,958

Exchange variation on cash and cash equivalents		(68,367)	(303,291)	325,856

(Decrease) Increase in cash and cash equivalents		(1,030,910)	65,335	513
Cash and cash equivalents at beginning of year		2,091,944	2,026,609	2,026,096
Cash and cash equivalents at end of year		1,061,034	2,091,944	2,026,609

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation with its corporate domicile in the city of Rio de Janeiro, Brazil, and is a company in the Gerdau Group, which is engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, the United States, Canada, Spain, and India. The Gerdau Group started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries (collectively referred to as the “Company”) were approved by the Board of Directors on March 18, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements for the years ended on December 31, 2010 and 2009 have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in Note 2.18. The Consolidated Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The Company adopted all applicable rules, revision of rules and interpretations issued by IASB and that were effective on December 31, 2010.

2.2 — Translation of Foreign Currency Balances

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

b)              Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the functional currency of the Company and also the presentation currency of the Consolidated Financial Statements.

In the preparation of the financial statements of each subsidiary of the Company, transactions in foreign currency, or any other currency than the functional currency of each company, are recorded according to the exchange rates prevailing at the time of each transaction. At the end of each period, monetary items in foreign currencies are converted at the rates prevailing at year end. The non-monetary items measured at fair value determined in foreign currency are converted at the rates prevailing on the date that the fair value was determined. The non-monetary items that are measured at historical cost in a foreign currency must be converted using the prevailing rate in the transaction date.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

For presentation of the consolidated financial statements purposes, assets and liabilities of operations abroad are translated into reais using the exchange rates prevailing at year end. The results are translated at average exchange rates for the period unless the exchange rates have fluctuated significantly over the period, in which case, we use exchange rates for the dates of transactions. The exchange differences resulting from these conversions, if any, are recorded in comprehensive income and accumulated in equity, being assigned the noncontrolling interests as appropriate.

When there is a write off for an operation abroad (full write off of participation in a foreign operation, loss of control over an investee or a jointly controlled entity that have operations abroad, or loss of significant influence over an affiliate that has an operation in abroad), the accumulated amount of exchange variance, regarding this operation, recorded in equity is reclassified to profit or loss.

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

d) Hyperinflation in Venezuela

Beginning 2009, Venezuela started to be considered an hyperinflationary economy and in accordance with the standard IAS 29 and IFRIC 7, the financial statements of the subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela, which recorded an accumulated index of 142.3%, since the date of acquisition of the subsidiary in Venezuela by the Company in June 2007, and 52% in 2010. The effects of inflation in 2010 were presented in the consolidated statements of income.

For purposes of translation of the subsidiary in Venezuela’s accounting balances to the presentation currency used in its Consolidated Financial Statements, the Company applied the requirements established by the standard IAS 21, where assets, liabilities, income and expenses balances are translated at the exchange rate prevailing at the date of the Consolidated Financial Statements, being all exchange rate differences from translation being recognized in ‘Equity’, and in the Consolidated Statement of Comprehensive Income, in line account ‘Cumulative translation difference’.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

2.4 — Inventories

Inventories are valued based on the lower of historical cost of acquisition and production and net realizable value. The acquisition and production costs are increased of transport, storage and non-recoverable taxes expenses.

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and selling expenses directly related. Information regarding the opening of the net realizable value is demonstrated in note 7.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated, as Deemed Cost since there is no substantial difference between the carrying amount and the fair value of property, plant and equipment. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in process the borrowing costs incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans to acquire property, plant and equipment; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized. Biological assets are measured at fair value on the date of financial statements in accordance with IAS 41.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

2.6 — Other Intangible Assets

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

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer and supplier relationship intangible asset have been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers and suppliers over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company reviews the amortization period and amortization method for intangible assets with definite useful life at the end of each year.

2.7 — Provision for Impairment of Long-Lived Assets

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

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined as if the impairment had not been recorded, as demonstrated in note 28.2

2.8 — Investments

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

2.9 — Financial Liabilities and Equity Instruments

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

d) Derivative Instruments

The Company enters into derivative financial instruments mainly to manage its exposure to fluctuation in interest rates and exchange rates. The Company measures its derivative financial instruments based on quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge or a net investment hedge are recorded in the statement of comprehensive income.

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reported immediately in the statement of income. Additionally, changes in the fair value of financial instruments not characterized as hedge are recognized in the row of financial expenses or financial income in the Income Statement.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in the statement of comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

The potential cash payments related to put options issued by the Company over the equity of subsidiaries are accounted under account “Put options on non-controlling interest”. The amount that may become payable under the option on exercise is initially recognized at fair value and are subsequently measured in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable. The charge arising is recorded as a financial expense in the statement of income. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the financial statements in the countries where the Company’s subsidiaries operate and generate taxable income.

Current tax is the tax payable or receivable on the expected taxable income or loss for the year, at the tax rates effective at the date of the financial statements.

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

Deferred income tax and social contribution assets are reviewed at each closing date and will be reduced to the extent that their realization is not more likely than not.

The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax is recognized in income unless they are related to business combination, or items directly recognized in equity or in other comprehensive income.

Deferred tax is recognized related to temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the corresponding amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets and liabilities in a transaction other than a business combination and that affects neither accounting nor taxable profit nor loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they do not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on initial recognition of goodwill. Deferred tax is measured at the tax rates expected to apply to temporary differences when they reverse, based on the laws that were enacted or substantively enacted as of the date of submission of the financial statements.

An income and social contribution tax asset is recognized for tax losses, tax credits and deductible temporary differences not used when it is probable that future profits subject to taxation will be available against which will be used.

The Company only recognizes a provision on tax issues if a past event leads to a present obligation. The Company determines whether a present obligation exists at the year end taking in consideration all available evidence, including, for example, the opinion of legal advisors. The Company also considers whether it is probable that there will be an outflow of assets and a reliable estimate can be made of the amount of the obligation.

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described in notes 20 and 25.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plans are recorded based on actuarial calculations performed every year by independent actuaries, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in Equity as described in Note 20. The Company believes that the recognition of actuarial gains and losses in comprehensive income provides a better presentation of these changes in the consolidated financial statements when considered as a whole.

2.12 - Other Current and Non-current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 — Related-Party Transactions

Loan agreements between the companies in Brazil and abroad within the Gerdau Group are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions as stated in contracts between the parties.

2.14 — Dividend Payment

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

2.15 — Revenue Recognition

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

2.16 - Investments in Environmental Protection

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to Gerdau is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value using a rate of 7% per year if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

2.17 — Lease Contracts

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

2.19 Business Combinations

The accounting treatment for business acquisitions as from January 1, 2010 changed, if compared to previous years, because the IASB issued a revised version of IAS 27 and IFRS 3. These changes are primarily related to accounting for non-controlling interests, the loss of control of a subsidiary and increase/decrease in interest in a subsidiary without change of control. The revised Standards have resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. The adoption of this change in accounting policy is expected to affect the accounting for changes in ownership interest as from January 1, 2010, with no impact in business acquisitions performed up to December 31, 2009.

a) Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired company is remeasured at fair value at acquisition date (in the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in the profit or loss. The amounts of interests on the acquired company before the acquisition date that was recognized on “Other comprehensive income” are reclassified in income, where such treatment would be appropriate in case this interest was sold.

b) Acquisitions in which control is obtained initially

Acquisitions of subsidiaries and businesses are accounted under the purchase method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange of the control of the acquired control. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Under the previous version of the Standard, contingent consideration was recognized at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably; any subsequent adjustments to the contingent consideration were recognized against goodwill. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘provisional period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

c) Increases/decreases in non-controlling interests

In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate.

The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under the revised standards, all increases or decreases in such interests are accounted for within equity, with no impact on goodwill or profit or loss.

Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

d) Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39.

2.20 — Restructuring Provision

A restructuring provision is recognized when the Company has a detailed restructuring plan approved and the restructuring was already initialized or been publically announced. Future operational losses provisions are not recognized.

2.21 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Financial Statements

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)            Pension plan assets are stated at fair value.

iii)        Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs and they are based in actuarial evaluation done by independent actuaries.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on non-controlling interest’ (note 16.f), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made certain business combinations. According to IFRS 3, with effect for business combinations occurred after the IFRS transition date, the Company should allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

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

h) Impairment Test of Assets with definite and indefinite useful life

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Recoverability of goodwill is evaluated based on the analysis and identification of facts and circumstances that can indicate the necessity to anticipate the test that is performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2010, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any new impairment to the Company’s goodwill as well as other assets with indefinite useful life.

Goodwill that forms part of the carrying amount of an investment in an associate or in a jointly-controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly-controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly-controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Goodwill originated in a business combination has the recoverability evaluated in a annual basis, and it’s anticipate if events or circumstances indicate the necessity. Uses accepted market practices, including cash flow and compare the book value with fair value. The reversal of impairment losses previously accounted on goodwill from business combination it is not allowed. In December of each year, the Company performs impairment tests for all operating segments, which represent the lowest level where goodwill is monitored by management.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for Company’s operating segments, based on projected cash flows may be negatively impacted if the economy global recovery happens slowly than expected during the preparation of financial statements in December 2010.

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or compulsory adoption beginning on January 1, 2010. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

Current standards and interpretation of standards or adopted in advance

IAS 27 — Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised version of IAS 27, which changes are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary. This amended Standard must be applied to years beginning on or after July 1, 2009. The revised Standard has resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. In prior years, in the absence of specific requirements in IFRSs, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or bargain purchase gain being recognized where appropriate. The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under IAS 27 (2008), all increases or decreases in such interests are dealt with in equity, with no impact on goodwill or profit or loss. When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Group derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39. The adoption of this amendment affected the accounting for changes in ownership interest in accounting periods beginning on January 1, 2010, where the impact was determined based on occurred transactions.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

IFRS 3 — Business Combinations

In January 2008, the IASB issued a revised version of the IFRS 3, which deals with the recognition and measurement in the financial statements of acquired assets, assumed liabilities and non-controlling interests, and the goodwill originated in a business combination and disclosures related to the subject. These changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment affected the accounting for business combinations in accounting periods beginning on January 1, 2010, where the impact was determined based on occurred transactions.

IAS 39 — Financial Instruments: Recognition and Measurement

In July 2008, the IASB issued a revised version of IAS 39 which deals with items eligible for hedge. The changes are effective for years beginning on or after July 1, 2009. The adoption of this amendment did not have an impact in the Company’s Consolidated Financial Statements.

IAS 39 e IFRIC 9 - Embedded Derivatives

In March 2009, the IASB revised IAS 39 and IFRIC 9, which deal with aspects related to the recognition of derivatives. The entity is required to implement these changes for years beginning on or after June 30, 2009. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of April 2009

In April 2009, the IASB revised various standards and interpretations as follows: IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38, IAS 39, IFRIC 9 and IFRIC 16. The changes in the standards IFRS 2 and IAS 38 and interpretations IFRIC 9 and IFRIC 16 are effectives for years beginning on or after July 1, 2009. The other changes in standards are effective for years beginning on or after January 1, 2010. The adoption of these regulations did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 2 — Share-based Payment

In June 2009, the IASB revised rule IFRS 2, which deals with share based payments settled in cash or other assets, or by the issuance of equity instruments. This change is effective for years beginning on or after January 1, 2010. The adoption of this revised rule did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 — Additional Exemptions for First-time adopters

In July 2009, the IASB revised standard IFRS 1, which deals with additional exemptions for first-time IFRS’ adopters. This change is effective for years beginning on or after January 1, 2010. Because the Company has already adopted the IFRS, the change of this standard did not have an impact in the Company’s Consolidated Financial Statements.

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 1, 2010. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

after July 1, 2009 and earlier adoption is permitted. The adoption of this Interpretation did not have an impact in the Company’s Consolidated Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 1, 2010. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IFRS 9 — Financial Instruments

In November 2009, the IASB issued the standard IFRS 9, which has the objective of replacing the standard IAS 39 — Financial Instruments: Recognition and measurement, in three phases. This standard represents the first part of phase 1 of replacement of IAS 39 and addresses the classification and measurement of financial assets. This standard is effective for years beginning on or after January 1, 2013. The Company is evaluating the effects related to the adoption of this standard and eventual difference in relation to IAS 39.

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 1, 2010. The adoption of this interpretation will not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended interpretation IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and performs a payment of contributions in advance to cover these requirements. These changes are effective for years beginning on or after January 1, 2011. The adoption of these changes will not have an impact in the Company’s Consolidated Financial Statements.

IAS 24 —Related Party Disclosures

In November 2009, the IASB revised IAS 24, which deals with disclosures of transactions with related parties and relationships between parents and subsidiaries. This change is effective for years beginning on or after January 1, 2011. The adoption of this revised standard will not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The Company is evaluating the effects related to the adoption of these changes in its Consolidated Financial Statements.

IFRS 7 - Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 9 - Financial Instruments

In October 2010, the IASB revised the standard IFRS 9. The change in the standard IFRS 9 added requirements for classification and measurement of financial liabilities. This standard is effective for annual periods beginning on or after

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

January 2013. The Company is evaluating the effects from the application of this standard and any differences from IAS 39.

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised the standard IFRS 1. The change in the standard IFRS 1 provides guidelines to first time adopters, which be located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of operations happened before the IFRS transition date. This revision in the standard is effective for annual periods beginning on or after July 2011. The Company understands that these changes will not impact its Consolidated Financial Statements due to the Company has already adopted IFRS 1.

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised the standard IAS 12. This change in the IAS 12 includes aspects related to the determination of the expected way of deferred assets and liabilities income tax recovery when an investment property is measured through the fair value model of IAS 40. This revision in the standard is effective for annual periods beginning on or after January 2012. The Company is evaluating the effects from the application of this standard in its consolidated financial statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and its subsidiaries.

3.1 - Subsidiaries

Listed below are the main interests in consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2010	2009	2008	2010	2009	2008
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	66.32	100.00	100.00	66.32	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	66.32	66.37	100.00	66.32	66.37
Gerdau Açominas S.A. and subsidiary (2)	Brazil	93.98	93.98	93.30	93.99	93.98	93.31
Gerdau Aços Longos S.A.	Brazil	93.96	93.96	93.30	93.97	93.97	93.31
Maco Holdings Ltda. (3)	Brasil	—	100.00	—	—	100.00	—
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiaries (4)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (5)	Brazil	75.88	95.20	94.15	75.88	95.20	94.15
Corporación Sidenor S.A. and subsidiaries (6)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	89.35	94.22	94.22	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (7)	Chile	99.99	100.00	99.99	99.99	100.00	99.99
Gerdau Aços Especiais S.A.	Brazil	94.35	94.35	93.30	94.36	94.35	93.31
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (8)	Hungary	98.84	98.75	98.75	98.84	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.58	95.58	93.30	95.59	95.59	93.31
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	88.66	86.66	83.28	88.66	86.66	83.28
Diaco S.A. and subsidiaries (9)	Colombia	99.36	99.34	98.72	99.36	99.34	98.72
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	97.06	99.73	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	99.90	100.00	100.00	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.29	98.24	98.32	98.29	98.24
Cleary Holdings Corp.	Colombia	100.00	50.90	50.90	100.00	50.90	50.90
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Financial Corp. (12)	Netherlands	—	100.00	100.00	—	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	—	—	100.00	—	—
Gerdau Trade II Inc.	Cayman Islands	100.00	—	—	100.00	—	—
Aços Villares S.A. (13)	Brazil	—	58.50	58.44	—	58.50	58.44

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) The subsidiary Maco Holdings Ltd started to be presented as an associate Company, as described in note 3.3.

(4) Subsidiaries: Gerdau US Financing Inc. and Gerdau MacSteel Inc.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

(5) Fixed-income investment fund managed by JP Morgan.

(6) Subsidiaries: Corporación Sidenor S.A. y Cía., Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Sidenor Calibrados S.L.

(7) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda. e Trefilados Bonati S.A., Cerney Holdings Ltd., Indac Colômbia S.A.

(8) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L.

(9) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(10) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. e GTL Servicios Administrativos México, S.A. de C.V.

(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

(12) The subsidiary GTL Financial Corp. was closed in 2010.

(13) The subsidiary Aços Villares S.A.was merged by Gerdau S.A., as described in note 3.5.d.

As operation result of the sales option described in the note 16.f, the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

		Equity Interests
		Total capital(*)			Voting capital
Jointly-owned subsidiaries	Country	2010	2009	2008	2010	2009	2008
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de C.V.	Mexico	50.00	50.00	50.00	50.00	50.00	50.00
Kalyani Gerdau Steel Ltd.	India	73.22	56.81	45.17	73.22	56.81	45.17

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

The summarized financial information of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, Gerdau Corsa, S.A.P.I. de C.V. and Kalyani Gerdau Steel Ltd., accounted for under the equity method, are presented below on a combined basis:

	Joint-controlled entities
	2010	2009
Assets
Current	468,419	435,775
Non-current	566,490	612,138
Total Assets	1,034,909	1,047,913

Liabilities
Current	155,930	121,986
Non-current	295,497	263,939
Adjusted Equity	583,482	661,988
Total Liabilities and Equity	1,034,909	1,047,913

Company’s share of net assets of jointly-controlled entities	300,547	332,904

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010	2009	2008
Income statement
Net sales	1,813,014	1,288,714	2,202,182
Cost of sales	(1,662,143)	(1,230,352)	(2,106,349)
Gross profit	150,871	58,362	95,833
Selling, general and administrative expenses	(29,722)	(36,596)	(25,270)
Other operating expenses/income	(80,641)	(88,115)	110,343
(Loss) Income before financial income and expenses, and taxes	40,508	(66,349)	180,906
Financial (expenses) income	(25,180)	(87,276)	21,103
(Loss) Income before taxes	15,328	(153,625)	202,009
Provision for income and social contribution taxes	497	22,315	(4,689)
Net (loss) income	15,825	(131,310)	197,320

Company’s share of net (loss) income of jointly controlled entities	(13,921)	(57,723)	7,321

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Affiliated companies	Country	2010	2009	2008	2010	2009	2008
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries (2)	Mexico	49.00	49.00	49.00	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (3)	Guatemala	30.00	30.00	30.00	30.00	30.00	30.00
Maco Holding Ltda.	Brazil	47,86	—	—	47,86	—	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associate company.

(1) Subsidiaries: Industrias Nacionales C. by A. (Dominican Rep.), Steelchem Trading Corp., NC Trading e Industrias Nacionales C. x A., 1S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V.

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from fully implementing the decisions on conducting the associate’s business.

In 2010, Maco Holdings Ltd. (formerly named Maco Metalúrgica Ltd.), previously a subsidiary of Gerdau, became an associate company as a result of a statutory reorganization, which impacted that entity.  In the reorganization the Company has not exercised a subscription right in the capital increase of that entity in December 2010, remaining with an interest of approximately 48% in Maco.

The summarized financial information of the associate companies Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, Corsa Controladora S.A. de C.V. and subsidiaries, Corporación Centroamericana del Acero S.A. and subsidiaries, and Maco Holdings Ltd., accounted for under the equity method, are shown on a combined basis as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Associate Companies
	2010	2009
Assets
Current	885,246	755,305
Non-current	1,175,116	891,900
Total Assets	2,060,362	1,647,205

Liabilities
Current	427,446	307,855
Non-current	341,746	351,006
Adjusted Equity	1,291,170	988,344
Total Liabilities and Equity	2,060,362	1,647,205

Company’s share of net assets of associate companies	603,892	495,305

	2010	2009	2008
Income statement
Net sales	1,409,468	1,463,761	1,923,267
Cost of sales	(1,213,825)	(1,388,946)	(1,535,852)
Gross profit	195,643	74,815	387,415
Selling, general and administrative expenses	(81,199)	(101,101)	(109,526)
Other operating expenses/income	4,578	(1,112)	83,007
(Loss) Income before financial income and expenses, and taxes	119,022	(27,398)	360,896
Financial (expenses) income	(14,157)	(37,675)	(38,939)
(Loss) Income before taxes	104,865	(65,073)	321,957
Provision for income and social contribution taxes	(32,498)	(11,232)	(41,173)
Net (loss) income	72,367	(76,305)	280,784

Company’s share of net (loss) income of associate companies	53,375	(51,234)	115,062

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

Goodwill is recorded as an asset under the accounts “Investments in associates and jointly-controlled entities” and “Goodwill”. The goodwill is not amortized and subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later. The goodwill is allocated to the operating segments, which represent the lowest level at which goodwill is monitored by management.

At the time of selling a subsidiary, jointly-controlled entity or associate company, goodwill is included in the determination of the gain or loss.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.5 - Acquisition of additional interest in subsidiaries and business combinations

a) Cleary Holdings Corp

On August 12, 2010, the Company acquired an additional interest of 49.1% in Cleary Holdings Corp., holding company of production units of metallurgical coke and coking coal reserves in Colombia, which now holds all of the company’s shares. The total transaction was US$ 57.0 million (equivalent to R$ 100.1 million at the acquisition date) and as a result of the operation in accordance with IAS 27, the Company recognized in equity in the account “Effects of interest increase in subsidiaries”, the amount of R$ 26.1 million which is regarding the difference between the amount paid and the net assets acquired. Additionally, the Company recognized the amount of R$ 70.6 million as goodwill, related to the portion of the contingent price over the acquisition of controlling on February 21, 2008, due to such portion being now characterized as probable.

b) Gerdau Ameristeel Corporation

On August 30, 2010, the Company acquired all common shares of its subsidiary Gerdau Ameristeel Corporation, issued and outstanding, which was not yet owned, directly or indirectly, by the amount of US$ 11.00 per share in cash. The total amount of the transaction was US$ 1,598.6 million (equivalent to R$ 2,808.9 million at the acquisition date). In accordance with IAS 27 (2008), changes in interest of a parent company in its subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the value of non-controlling interest acquired and the fair value of the consideration paid is recognized directly in equity and attributed to the controlling shareholders. Thus, as a result of the transaction, the Company recognized its equity in the amount of R$ 431.2 million due to the difference between the fair value of consideration given and carrying amount of non controlling interest.

c) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, the Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

The Company recognized goodwill from this acquisition due to the following:

•                  The acquisition resulted in an expansion of the Company’s geographic presence in the western of the United States,

•                  The Company believes it will successfully integrate the business operation and will have synergies from the acquisition.

The total purchase price deemed to acquire Tamco was US$ 166.4 million (R$ 283.1 million at the acquisition date), plus the assumption of certain liabilities, and was allocated to the assets acquired and liabilities assumed based on estimates of their fair values. The following table summarizes the preliminary fair value of assets acquired and liabilities assumed for Tamco at the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	75,649	(7,045)	68,604
Property, plant and equipment	69,216	103,751	172,967
Intangible assets	11,365	19,226	30,591
Goodwill	—	90,363	90,363
Non-current assets	558	29	587
Current liabilities	(17,589)	(521)	(18,110)
Non-current liabilities	(18,142)	(43,750)	(61,892)
	121,057	162,053	283,110

Total purchase price considered			283,110

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The total receivables acquired by the Company were equivalent to R$ 14,3 million. There are no significant adjustments to the receivables fair value and the projected cash flow from these receivables.

The acquisition of intangible assets and goodwill are not deductible for tax purposes, however, the register of the acquisition requires the recognition of deferred income tax liability on the adjusted amounts related to intangible assets that will be recognized as a tax benefit in future periods to the extent that the assets are amortized.

The amounts recognized as revenue, attributable to Tamco, included in the Company’s consolidated financial statements since the acquisition date of this subsidiary are not material. Since the acquisition date, Tamco generated a loss of R$ 2.8 million. Additionally, the amounts of revenue and net income that would be generated by Tamco for 2010, if the entity had been acquired earlier this year, would not be significant.

d) Aços Villares S.A.

On December 30, 2010, the Company acquired an additional 41.5% interest in its subsidiary Acos Villares S.A., 28.91% by merging the company Prontofer Building Services Ltd (Prontofer) and 12.59% purchased from third parties, by merging the company Aços Villares S.A., now holding all shares of the company. The total amount of the transaction was R$ 1,909,720 and the payment was made with the issuance of Gerdau S.A. shares in the ratio of one share of Gerdau S.A. for every 24 shares of Aços Villares S.A. and one share of Gerdau S.A. for every 22.247601 shares of Prontofer. As a result of the operation in accordance with IAS 27, the Company recognized in Equity, in the line “Effects on interest increase in subsidiaries”, the amount of R$ 1,277.2 million, which is regarding the difference between the amount paid and the net assets acquired.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.6 - Total cash paid for the acquisitions in the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Companies / interest acquired
Acquisitions
Maco Metalúrgica Ltd.	—	4,200	—
Tamco	283,110	—	—
Trefilados Bonati S.A.	—	—	12,307
Century Steel, Inc.	—	—	369,899
Cleary Holdings Corp.	—	—	119,350
Corsa Controladora, S.A de C.V.	—	—	186,284
Gerdau Corsa S.A.P.I. de C.V.	—	—	71,423
SJK Steel Plant Limited	—	—	84,091
Corporación Centroamericana del Acero S.A.	—	—	303,696
Gerdau MacSteel Inc.	—	—	2,434,062
Distribuidora y Comercializadora de Aceros Regionales Limitada	—	—	8,578
Rectificadora del Vallés	—	—	81,000
Vicente Gabilondo e Hijos, S.A.	—	—	35,000
Hearon Steel Co.	—	—	22,179
K.e.r.s.p.e. Empreendimentos e Participações Ltd.	—	—	92,174
Caños Córdoba S.R.L.	—	—	14,596
Metro Recycling Co.	—	—	73,522
Sand Springs Metal Processors	—	—	37,049
LuxFin Participation	—	—	673,591
Total purchase price considered of acquired companies	283,110	4,200	4,618,801
Less: Cash and cash equivalents of acquired companies	—	—	(731,323)
	283,110	4,200	3,887,478

Interest increase in subsidiaries
Gerdau América Latina Participações S.A.	—	66,868	—
Cleary Holdings Corp.	100,100	—	—
Gerdau Ameristeel	2,808,869	—	—
Diaco S.A.	—	—	188,693
	2,908,969	66,868	188,693
Interest increase by issuance of shares
Prontofer Serviços e Construção Ltd.	1,322,075	—	—
Aços Villares S.A.	587,645	—	—
	1,909,720	—	—

Total paid	5,101,799	71,068	4,076,171

The Company does not have any other relevant acquisition costs in addition to the amount already paid.

3.7 — Acquisitions during the years ended December 31, 2009 or 2008 for which accounting at year-end was provisionally determined and was subsequently adjusted

a) Corsa Controladora, S.A. de C.V.

In February 2009, the Company completed the evaluation of the fair value of assets and liabilities of the Company Corsa, S.A. de C.V. allocating part of the goodwill of R$ 0.7 million in the ‘Investment in associates and jointly-controlled entities’ account.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  This partnership strengthens the Company presence in the third largest steel consumer market in the Americas and allows the Company to continue to be a consolidator of the global steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

•                  The Company believes it was able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

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

Upon the acquisition, the Company recorded goodwill due to the following:

•                  The rapidly growing global steel industry consolidation has resulted in a significant increase in purchase prices.

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

•                  The Company believes it was able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

•                  The Company believes it was able to successfully integrate Caños Córdoba S.R.L. operations and achieve synergies from the acquisition.

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

The table below presents the calculation of the fair value of the assets and liabilities for the purchase of Gerdau GTL Mexico on the purchase date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

•                  The Company believes it was able to successfully integrate Gerdau GTL Mexico’s operations and achieve synergies from the acquisition.

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

The table below shows the estimated fair value of assets and liabilities of Siderúrgica Zuliana C.A. as of the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

The Company recorded an amount of goodwill with the acquisition due to the following factors:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  The Company believes it was able to successfully integrate Siderúrgica Zuliana’s operations and achieve synergies from the acquisition.

NOTE 4 - CASH AND CASH EQUIVALENTS

	2010	2009
Cash	4,105	52,158
Banks and short-term investments	1,056,929	2,039,786
Cash and cash equivalents	1,061,034	2,091,944

The Company has no significant amounts of restricted cash or cash equivalents for the presented periods.

In 2010, The Company had transactions which did not affected cash in the amount of R$ 1,322,075 and R$ 587,645 relating to the acquisition of additional interest in the company Prontofer Construction Services Ltd. and Aços Villares S.A., respectively, with the issuance of shares, as described in note 3.5.d.

NOTE 5 — SHORT AND LONG-TERM INVESTMENTS

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2010 the Company held R$ 1,105,902 (R$ 2,619,418 as of December 31, 2009) in trading securities.

Available for sale securities

As of December 31, 2010 the Company held R$ 9,559 (R$ 58,296 as of December 31, 2009) in available for sale securities in current assets and R$ 26,797 (R$ 49,690 as of December 31, 2009) in non-current assets, net of provision for losses. These amounts are registered at fair value.

NOTE 6 — TRADE ACCOUNTS RECEIVABLE

	2010	2009
Trade accounts receivable - in Brazil	1,046,962	1,100,911
Trade accounts receivable - exports from Brazil	312,870	108,187
Trade accounts receivable - foreign subsidiaries	1,860,458	1,457,111
(-) Allowance for doubtful accounts	(67,263)	(80,500)
	3,153,027	2,585,709

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

The aging list of trade accounts receivable is as follows:

	2010	2009
Current	2,658,628	2,172,081
Past-due:
Up to 30 days	354,980	260,856
From 31 to 60 days	52,432	64,678
From 61 to 90 days	15,379	38,225
From 91 to 180 days	28,277	32,991
From 181 to 360 days	39,850	58,929
Above 360 days	70,744	38,449
(-) Allowance for doubtful accounts	(67,263)	(80,500)
	3,153,027	2,585,709

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 01, 2008	(51,156)
Provisions for bad debt during the year	(25,912)
Recoveries in the year	299
Write-offs	12,420
Exchange variation	(7,323)
Acquisitions	(648)
Balance as of December 31, 2008	(72,320)
Provisions for bad debt during the year	(58,180)
Recoveries in the year	210
Write-offs	40,961
Exchange variation	8,829
Balance as of December 31, 2009	(80,500)
Provisions for bad debt during the year	(20,906)
Recoveries in the year	4,887
Write-offs	26,753
Exchange variation	2,503
Balance as of December 31, 2010	(67,263)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 7 - INVENTORIES

	2010	2009
Finished products	2,455,459	1,975,003
Work in progress	1,418,347	1,258,384
Raw materials	1,639,393	1,213,984
Storeroom supplies	1,037,672	1,058,746
Advances to suppliers	104,262	214,467
Imports in transit	295,040	181,330
(-) Provision for market value adjustment	(152,388)	(150,321)
	6,797,785	5,751,593

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

Balance as of January 01, 2008	(40,867)
Write-offs	33,393
Provision for the year	(289,850)
Exchange rate variation	(57,107)
Balance as of December 31, 2008	(354,431)
Write-offs	196,981
Provision for the year	(36,459)
Exchange rate variation	43,588
Balance as of December 31, 2009	(150,321)
Write-offs	50,634
Provision for the year	(50,526)
Exchange rate variation	3,781
Business acquisitions	(5,956)
Balance as of December 31, 2010	(152,388)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 25.873.476, R$ 22,305,550 and R$ 31,228,035 were recognized, respectively, as cost of sales and freight during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010, 2009 and 2008 the cost of sales includes, respectively, the amounts of R$ 50,634, R$ 196,981 and R$ 33,393 related to inventories permanently written off and, respectively, the amounts of R$ 50,526, R$ 36,459 and R$ 289,850 related to the recognition of a provision for obsolescence and adjustment to market value.

The amounts of reversal for the provisions identified above were registered with a counter entry in the account of cost of sales and were generated substantially by the recovery of market prices.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 8 — TAX CREDITS

	2010	2009
Current
ICMS (state VAT)	153,808	151,264
COFINS (tax on revenue)	59,903	101,780
PIS (tax on revenue)	10,800	14,692
IPI (federal VAT)	53,202	34,343
Withholding income tax	168,897	377,451
IVA (value-added tax)	139,446	109,034
	586,056	788,564

Non-current
ICMS (state VAT)	77,440	100,488
PIS (tax on revenue)	368	3,740
COFINS (tax on revenue)	1,678	17,209
Withholding income tax and others	321,736	362,997
	401,222	484,434
	987,278	1,272,998

The estimate of realization of non-current tax credits is as follows:

	2010	2009
2011	—	108,430
2012	106,109	81,021
2013	85,382	84,110
2014	17,067	55,256
After 2015	192,664	155,617
	401,222	484,434

NOTE 9 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	2010	2009	2008
Income before income taxes	2,959,238	1,031,460	5,893,114
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(1,006,141)	(350,696)	(2,003,659)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	6,622	11,325	170,755
- Equity in subsidiaries	13,414	(37,045)	41,755
- Interest on equity	132,780	44,099	282,453
- Tax incentives	65,686	96,921	108,448
- Tax deductible goodwill recorded in statutory books	291,484	188,708	287,723
- Other permanent differences (net)	(5,704)	19,736	164,309
Income and social contribution taxes	(501,859)	(26,952)	(948,216)
Current	(642,306)	(303,272)	(1,423,660)
Deferred	140,447	276,320	475,444

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The reconciliation above considers the effect of income and social contribution taxes applying a nominal rate of 34%, current in Brazil. The effects of the difference rates from Brazil to the various other countries where the Company’s businesses are presented under “Differences in tax rates in foreign companies”.

The Company’s subsidiaries in Brazil received R$ 41,855 during the year ended December 31, 2010 (R$ 44,772 and R$ 46,810 during the years ended December 31, 2009 and 2008, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 23,831 as of December 31, 2010 (R$ 52,149 and R$ 61,638 during the years ended December 31, 2009 and 2008, respectively). The respective tax incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

On December 31, 2010, the Company has a total of tax losses arising carryforwards from its operations in Brazil of R$ 607,370 Income tax (R$ 340,248 and R$ 253,828 during the years ended December 31, 2009 and 2008, respectively) and a total of negative basis of social contribution R$ 849,446 (R$ 418,285 and R$ 315,378 during the years ended December 31, 2009 and 2008, respectively), representing a deferred tax asset of R$ 228,293 (R$ 122,708 and R$ 91,841 during the years ended December 31, 2009 and 2008, respectively). The Company believes that the values will be realized based on the expectation of future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of tax asset of R$ 68,048 (R$ 26,496 and R$ 50,762 during the years ended December 31, 2009 and 2008, respectively), due to lack of opportunity to use the tax losses and negative social contribution of subsidiaries. However, these tax losses and negative basis of social contribution not have an end date to expire.

On December 31, 2010, the subsidiary Gerdau Ameristeel has a defered tax assets due to tax losses arising from their operations on Canada, in a total of income taxes R$ 113,272 (R$ 63,287 on December 31, 2009). The subsidiary believes that the amounts will be realized based on future taxable income, and historically the subsidiary has generated taxable income enough to use this assets.

On December 31, 2010, the subsidiary Gerdau Ameristeel had R$ 151,551 (R$ 139,973 on December 31, 2009) of taxes losses related to losses of capital which defered tax assets were not recognized on Consolidated Financial Statements. These losses relate primarily to the long-term investments write-off from subsidiary, and currently have maturity date defined, except for an amount of R$ 55,424 included on the Financial Statements on December 31, 2010, which expires in 2015. The subsidiary had several state tax losses totaling R$ 205,982 (R$ 237,669 on December 31, 2009) which were not recognized on the Consolidated Financial Statements, and there are various maturity dates between 2011 and 2030. The subsidiary had also R$ 63,119 (R$ 57,494 on December 31, 2009) state tax credits that were not recognized in the subsidiary Consolidated Financial Statements. These credits has several maturity dates distributed between 2015 and 2018, except for a portion of R $ 12,968 (R$ 11,840 on December 31, 2009), which has not a maturity date.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at using statutory tax rates:

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	January 01, 2008	acquisition	in income	income	December 31, 2008
Non-current assets

Tax losses	133,923	—	243,787	203,685	581,395
Offset of tax losses	19,123	—	9,282	—	28,405
Provision for tax	128,962	—	(6,513)	—	122,449
Benefits granted to employees	262,336	—	(23,336)	231,893	470,893
Other temporary differences	322,361	—	129,345	(40,521)	411,185
Amortized goodwill	17,171	—	40,597	—	57,768
Property, plant and equipment	—	—	(6,920)	—	(6,920)
Provision for losses	130,253	—	(29,073)	—	101,180

Total Non-current assets	1,014,129	—	357,169	395,057	1,766,355

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	1,865,789	278,004	(397,940)	514,068	2,259,921
Amortized negative goodwill	67,726	—	4,866	—	72,592
Benefits granted to employees	171,531	—	(141,162)	61,702	92,071
Other temporary differences	241,094	80,363	415,961	(101,734)	635,684

Total Non-current liabilities	2,346,140	358,367	(118,275)	474,036	3,060,268

Total net	(1,332,011)	(358,367)	475,444	(78,979)	(1,293,913)

Effect in the income of the year			475,444

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2008	acquisition	in income	income	December 31, 2009
Non-current assets

Tax losses	581,395	—	211,785	(122,278)	670,902
Offset of tax losses	28,405	—	9,258	—	37,663
Provision for tax	122,449	—	1,865	13,382	137,696
Benefits granted to employees	470,893	—	11,045	(243,197)	238,741
Other temporary differences	411,185	—	(4,920)	(306,206)	100,059
Amortized goodwill	57,768	—	(65)	(19,344)	38,359
Property, plant and equipment	(6,920)	—	6,920	—	—
Provision for losses	101,180	—	15,787	6,649	123,616

Total Non-current assets	1,766,355	—	251,675	(670,994)	1,347,036

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	2,259,921	49,798	(46,865)	(573,843)	1,689,011
Amortized negative goodwill	72,592	—	50,915	(27,119)	96,388
Benefits granted to employees	92,071	—	26,429	52,133	170,633
Other temporary differences	635,684	—	(55,124)	(262,833)	317,727

Total Non-current liabilities	3,060,268	49,798	(24,645)	(811,662)	2,273,759

Total net	(1,293,913)	(49,798)	276,320	140,668	(926,723)

Effect in the income of the year			276,320

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2009	acquisition	in income	income	December 31, 2010
Non-current assets

Tax losses	670,902	—	140,570	10,340	821,812
Offset of tax losses	37,663	—	38,786	—	76,449
Provision for tax	137,696	—	51,199	4,581	193,476
Benefits granted to employees	238,741	—	6,072	(87,045)	157,768
Other temporary differences	100,059	4,562	(48,606)	114,762	170,777
Amortized goodwill	38,359	—	35,789	(1,669)	72,479
Provision for losses	123,616	—	(6,367)	(30,999)	86,250

Total Non-current assets	1,347,036	4,562	217,443	9,970	1,579,011

Non-current liabilities

Allocations in fair value	1,689,011	44,764	61,190	(77,884)	1,717,081
Amortized negative goodwill	96,388	—	(23,796)	—	72,592
Benefits granted to employees	170,633	—	20,967	(47,584)	144,016
Other temporary differences	317,727	—	18,635	798	337,160
Total Non-current liabilities	2,273,759	44,764	76,996	(124,670)	2,270,849

Total net	(926,723)	(40,202)	140,447	134,640	(691,838)

Effect in the income of the year			140,447

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Credits recognized over tax losses and negative basis of social contribution are supported by projections of taxable income, based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future, allowing an estimated recovery of credits. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their expectation of realization.

c) Estimated recovery of income and social contribution tax credits:

	Assets
	2010	2009
2010	—	258,074
2011	373,210	185,249
2012	229,942	190,869
2013	190,350	195,864
2014	183,873	199,512
After 2015	601,636	317,468
	1,579,011	1,347,036

	Liabilities
	2010	2009
2010	—	96,070
2011	82,752	114,326
2012	96,267	111,717
2013	96,478	111,972
2014	96,023	111,717
After 2015	1,899,329	1,727,957
	2,270,849	2,273,759

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

		Machines,					Property, plant and
	Lands and	equipment, and	Furniture and		Data electronic	Foresting/	equipment under
	buildings	installations	Fixture	Vehicles	equipment	reforesting	construction	Total
Gross cost of the property, plant, and equipment
Balances as of January 01, 2008	4,732,794	14,698,041	177,263	132,192	553,411	410,527	2,372,356	23,076,584
Foreign exchange effect	525,834	1,606,036	35,433	24,489	11,365	—	174,114	2,377,271
Acquisitions/sales of companies and alocation of fair value	193,529	922,442	5,251	—	—	—	18,559	1,139,781
Additions	248,630	785,247	36,392	47,157	48,540	108,167	1,864,911	3,139,044
Transfers	158,411	1,529,666	6,489	(2,134)	38,759	301	(1,731,492)	—
Disposals	(26,055)	(217,716)	(2,506)	(3,549)	(2,185)	(16,835)	(28,611)	(297,457)
Balances as of December 31, 2008	5,833,143	19,323,716	258,322	198,155	649,890	502,160	2,669,837	29,435,223
Foreign exchange effect	(289,136)	(1,139,241)	(37,309)	(26,339)	178,771	—	(89,076)	(1,402,330)
Acquisitions/sales of companies	—	3,189	—	—	—	—	—	3,189
Additions	26,225	277,498	13,887	4,202	74,238	51,940	929,786	1,377,776
Transfers	(45,676)	1,942,361	(9,951)	(33,225)	(27,132)	(17,384)	(1,808,993)	—
Disposals	(30,606)	(771,018)	(17,042)	(22,763)	(119,229)	(73,774)	(82,878)	(1,117,310)
Impairment (note 28.2)	(73,138)	(497,488)	(61)	(3,880)	(1,914)	—	(17,599)	(594,080)
Balances as of December 31, 2009	5,420,812	19,139,017	207,846	116,150	754,624	462,942	1,601,077	27,702,468
Foreign exchange effect	(91,688)	(512,149)	2,618	1,836	(14,849)	—	3,320	(610,912)
Acquisitions/sales of companies	35,800	109,436	—	—	—	—	27,862	173,098
Additions	89,107	49,189	6,432	4,133	7,974	108,628	1,023,306	1,288,769
Transfers	519,280	718,598	1,595	12,397	22,457	—	(1,274,327)	—
Disposals	(24,874)	(127,586)	(1,709)	(18,291)	(3,455)	(58,915)	(9,051)	(243,881)
Impairment (note 28.2)	—	(168,449)	—	—	—	—	—	(168,449)
Reversal of Impairment (note 28.2)	33,911	154,910	44	—	—	—	—	188,865
Balances as of December 31, 2010	5,982,348	19,362,966	216,826	116,225	766,751	512,655	1,372,187	28,329,958

		Machines,					Property, plant and
	Lands and	equipment, and	Furniture and		Data electronic	Foresting/	equipment under
	buildings	installations	Fixture	Vehicles	equipment	reforesting	construction	Total
Accumulated depreciation
Balance on January 01, 2008	(1,416,797)	(5,245,274)	(104,531)	(67,928)	(337,047)	(77,063)	—	(7,248,640)
Foreign exchange effect	(55,728)	(545,866)	(19,434)	(12,232)	(15,169)	—	—	(648,429)
Depreciation, amortization and depletion	(193,828)	(1,298,641)	(21,176)	(26,611)	(70,635)	(13,277)	(4)	(1,624,172)
Transfers	(17)	(175)	1	191	—	—	—	—
Disposals	5,092	130,053	1,052	2,396	2,172	—	—	140,765
Balances as of December 31, 2008	(1,661,278)	(6,959,903)	(144,088)	(104,184)	(420,679)	(90,340)	(4)	(9,380,476)
Foreign exchange effect	(187,900)	(888,589)	21,518	11,109	(30,920)	(34)	919	(1,073,897)
Depreciation, amortization and depletion	(35,525)	(1,442,492)	(9,736)	(11,130)	(42,382)	(21,599)	(361)	(1,563,225)
Transfers	204	(21,139)	1,299	537	1,551	17,691	(143)	—
Disposals	7,963	742,400	16,876	18,937	117,855	68,137	—	972,168
Impairment	3,529	67,513	—	1,574	1,447	—	—	74,063
Balances as of December 31, 2009	(1,873,007)	(8,502,210)	(114,131)	(83,157)	(373,128)	(26,145)	411	(10,971,367)
Foreign exchange effect	83,568	219,397	(1,697)	857	5,891	—	—	308,016
Depreciation, amortization and depletion	(232,659)	(1,376,603)	(18,003)	(15,093)	(55,448)	(16,681)	—	(1,714,487)
Transfers	3,867	(984)	(19)	(3,115)	251	—	—	—
Disposals	4,806	80,693	754	12,197	3,663	16,887	—	119,000
Impairment	—	100,440	—	—	—	—	—	100,440
Balances as of December 31, 2010	(2,013,425)	(9,479,267)	(133,096)	(88,311)	(418,771)	(25,939)	411	(12,158,398)

Net property, plant and equipment
Balances as of December 31, 2008	4,171,865	12,363,813	114,234	93,971	229,211	411,820	2,669,833	20,054,747
Balances as of December 31, 2009	3,547,805	10,636,807	93,715	32,993	381,496	436,797	1,601,488	16,731,101
Balances as of December 31, 2010	3,968,923	9,883,699	83,730	27,914	347,980	486,716	1,372,598	16,171,560

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property,
plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. are also insured against loss of profits.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2010 totaled R$ 48,246 (R$ 78,535 and R$ 120,010 during the years ended on December 31, 2009 and 2008, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 129,202 as of December 31, 2010 (R$ 218,833 and R$ 2,341,749 as of December 31, 2009 and 2008, respectively).

e) Impairment of property, plant and equipment — The Company carried out impairment tests on its property, plant and equipment as discussed in Note 28. On December 31, 2010, the residual amount for the fixed assets impacted by the impairment is R$ 34,622 for lands, buildings and constructions and R$ 13,089 for machines, equipments and installations.

NOTE 11 — INVESTMENTS

a) Associates and jointly-controlled entities

				Joint					Gerdau
			Armacero	Ventures	Grupo Multisteel				Corsa	Corporación Centro		Kalyani	Maco
	Dona Francisca		Ind. Com.	North	Business Holdings		Corsa Controladora		S.A.P.I. de	Americana del Acero,		Gerdau Steel	Holdings
	Energética S.A.		Ltda.	America	Corp.		S.A. de C.V.		C.V.	S.A.		Ltd.	Ltda.	Others	Total
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Goodwill	Investment	Investment	Investment
Balances as of January 01, 2008	74,586	17,074	6,120	286,157	152,703	76,472	—	—	—	—	—	—	—	15,130	628,242
Equity in earnings	9,904	—	8,492	34,832	56,432	—	33,813	—	9,948	6,421	—	(37,459)	—	425	122,808
Cumulative Translation Adjustment	—	—	1,326	253,453	42,225	15,123	20,324	36,097	(2,291)	56,364	93,533	7,467	—	—	523,621
Dividends	—	—	—	(183,582)	—	—	—	—	—	—	—	—	—	—	(183,582)
Acquisition/disposal of investment	—	—	—	—	—	892	52,250	134,034	80,479	103,978	199,718	127,254	—	(14,621)	683,984
Reclassification of fair value	—	—	—	—	41,602	(41,602)	—	—	—	63,243	(63,243)	—	—	—	—
Balance as of December 31, 2008	84,490	17,074	15,938	390,860	292,962	50,885	106,387	170,131	88,136	230,006	230,008	97,262	—	934	1,775,073
Equity in earnings	5,966	—	1,192	(15,579)	(56,347)	—	13,076	—	(4,639)	(15,121)	—	(37,505)	—	—	(108,957)
Cumulative Translation Adjustment	2,154	—	(1,323)	(95,592)	(74,128)	(8,319)	(2,933)	(30,454)	(25,409)	(81,550)	(58,680)	2,393	—	122	(373,719)
Dividends	—	—	—	(20,931)	(2,721)	—	(17,963)	—	—	(4,780)	—	—	—	—	(46,395)
Impairment	—	—	—	—	—	—	—	—	—	—	—	(46,092)	—	—	(46,092)
Balance as of December 31, 2009	92,610	17,074	15,807	258,758	159,766	42,566	98,567	139,677	58,088	128,555	171,328	16,058	—	1,056	1,199,910
Equity in earnings	12,765	—	1,773	829	15,075	—	7,385	—	(1,657)	(6,672)	—	(13,093)	23,049	—	39,454
Cumulative Translation Adjustment	—	—	333	1,844	(8,236)	(3,454)	1,226	1,009	769	7	(9,409)	(1,813)	—	—	(17,724)
Dividends	(5,182)	—	—	(43,788)	441	—	(8,279)	—	—	165	—	—	—	—	(56,643)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—	—	234	234
Capital increase	—	—	—	—	—	—	—	—	—	—	—	24,552	74,737	—	99,289
Balance as of December 31, 2010	100,193	17,074	17,913	217,643	167,046	39,112	98,899	140,686	57,200	122,055	161,919	25,704	97,786	1,290	1,264,520

b) Other investments

	MRS Logística S.A.	Others
	Investment	Investment	Total
Balance as of January 01, 2009	4,772	16,996	21,768
Acquisition/disposal of investment	—	(2,133)	(2,133)
Balance as of December 31, 2009	4,772	14,863	19,635
Acquisition/disposal of investment	—	(633)	(633)
Balance as of December 31, 2010	4,772	14,230	19,002

The results of the impairment tests on its investments are presented in Note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 12 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2008	6,043,396	—	6,043,396
(+/-) Foreign exchange effect	2,568,239	(38,919)	2,529,320
(+) Additions	2,775,351	—	2,775,351
(-) Write-off	(53,965)	—	(53,965)
Balance as of December 31, 2008	11,333,021	(38,919)	11,294,102
(+/-) Foreign exchange effect	(2,632,029)	29,377	(2,602,652)
(+) Additions	26,111	—	26,111
(-) Write-off	(91,563)	—	(91,563)
(-) Impairment losses	—	(201,657)	(201,657)
Balance as of December 31, 2009	8,635,540	(211,199)	8,424,341
(+/-) Foreign exchange effect	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balance as of December 31, 2010	8,353,409	(195,311)	8,158,098

The amount of goodwill by segment is as follows:

	2010	2009	2008
Brazil	372,402	376,322	464,699
Specialty Steels	1,800,754	1,933,685	2,807,117
Latin America	696,110	682,998	756,041
North America	5,288,832	5,431,336	7,266,245
	8,158,098	8,424,341	11,294,102

Goodwill impairment test

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, as the discounted cash flow for operating segments which have goodwill.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could result in the need of anticipation for the tests performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is performed. On December 31, 2010, the Company carried out goodwill impairment tests for all of its operating segments, which represented the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The results of recoverability of goodwill as disclosed in Note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 13 — INTANGIBLE ASSETS

Intangible assets refer basically to relationships arising from the acquisition of companies and software development:

				Customer
	Supplier		Carbon Emission	contracts and
	relationship	Software development	Reduction Certified	relationships	Others	Total
Balance as of January 01, 2008	—	—	6,564	1,062,191	4,960	1,073,715
Exchange variation	—	—	3,154	473,019	468	476,641
Acquisition	—	—	25,843	—	26,285	52,128
Business combination acquisitions	—	—	—	404,953	—	404,953
Disposal	—	—	(12,709)	(30,135)	(17,756)	(60,600)
Amortization	—	—		(230,927)	(2,980)	(233,907)
Balance as of December 31, 2008	—	—	22,852	1,679,101	10,977	1,712,930
Exchange variation	—	—	(4,548)	(369,298)	(253)	(374,099)
Business combination acquisitions	155,682	—	—	—	—	155,682
Impairment	—	—	—	(270,544)	—	(270,544)
Amortization	(28,637)	—	(10,561)	(190,495)	(1,476)	(231,169)
Balance as of December 31, 2009	127,045	—	7,743	848,764	9,248	992,800
Exchange variation	—	—	(2,430)	(30,526)	129	(32,827)
Acquisition	—	82,701	11,897	—	—	94,598
Business combination acquisitions	—	—	—	30,591	—	30,591
Reversal of impairment losses	—	—	—	216,191	—	216,191
Disposal	—	—	(4,925)	—	—	(4,925)
Amortization	(8,129)	—	—	(110,558)	(918)	(119,605)
Balance as of December 31, 2010	118,916	82,701	12,285	954,462	8,459	1,176,823
Estimated useful lives	5 to 20 years	7 years	Undefined	5 to 20 years	5 years

The composition of other intangible assets by segment is as follow:

	2010	2009	2008
Brazil	190,228	130,706	3,661
Specialty Steels	272,455	60,501	491,067
North America	714,140	801,593	1,218,202
	1,176,823	992,800	1,712,930

Intangible assets are amortized over their estimated useful lives and have the counterpart the account the cost of sales. The 2010 acquisitions refer substantially to the software development project with application on the business management and the allocation is detailed in note 3.5.c. The evaluation results of the other intangible assets impairment are presented in note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 14 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2010	2009
Short term financing in Brazilian reais
Working capital	6.09%	151,379	130,830
Financing of investment	10.85%	5,729	259,722
Short term financing in foreign currency
Working capital (US$)	1.93%	502,393	124,894
Working capital (€)	3.30%	100,635	93,247
Working capital (Clp$)	1.95%	24,373	18,404
Working capital (Cop$)	6.82%	79,775	92,738
Working capital (PA$)	9.78%	35,377	472
Working capital (Mxn$)	7.45%	46,314	7,276
Financing of property, plant and equipment and others (US$)	4.34%	5,930	7,614
		951,905	735,197
Plus current portion of long-term financing		626,063	621,584
Short term financing plus current portion of long-term financing		1,577,968	1,356,781

Long-term financing in Brazilian reais
Working capital	6.33%	939,286	103,604
Financing of property, plant and equipament	7.90%	1,497,509	1,749,301
Long-term financing in foreign currency
Working capital (US$)	2.96%	1,062,624	1,141,440
Working capital (€)	3.30%	82,761	149,126
Working capital (Mxn$)	7.45%	4,872	12,041
Working capital (COP$)	6.82%	206,638	300,440
Bearer bonds (Perpetual bonds and Senior Notes) (US$)		—	1,046,780
Ten Year Bonds (US$)	6.71%	6,709,187	4,840,778
Term Loan Facility (US$)	1.68%	2,073,264	2,942,628
Advances on export contracts (US$)	5.91%	130,138	514,015
Financing of investment (US$)	4.34%	38,323	81,488
Financing of property, plant and equipament and others (US$)	3.59%	241,517	303,098
		12,986,119	13,184,739
Less: current portion		(626,063)	(621,584)
Long term financing minus current portion		12,360,056	12,563,155
Total financing		13,938,024	13,919,936

(*) Weighted average effective interest costs on December 31, 2010.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas), or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010	2009
Brazilian Real (R$)	2,593,903	2,243,457
U.S. Dollar (US$)	10,763,376	11,002,735
Euro (€)	183,396	242,373
Colombian Peso (Cop$)	286,413	393,178
Argentine Peso (PA$)	35,377	472
Chilean Peso (Clp$)	24,373	18,404
Mexican Peso (Mxn$)	51,186	19,317
	13,938,024	13,919,936

Timeline of installments payments of long term loans and financing is as follows:

	2010	2009
2011	—	677,664
2012	1,547,697	2,650,655
2013	2,589,530	2,305,967
2014	787,169	378,255
2015 on	7,435,660	6,550,614
	12,360,056	12,563,155

a) Ten Year Bonds

Bond 2021

On October 01, 2010, the subsidiary Gerdau Trade Inc., concluded the issuance of bonds totaling US$ 1.25 billion and final maturity on January 30, 2021. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.. On December 31, 2010, the outstanding principal of this facility was R$ 2,082,750. Part of these resources were used for early settlement of the obligation (Perpetual Bond) in a total of US$ 600 million (R$ 1,031 million on the redemption date). These obligations were captured on September 15, 2005 and had no final maturity, and from September 22, 2010, Gerdau has the right to exercise the repurchase the bond.

Bond 2020

On November 18, 2009, subsidiary Gerdau Holdings Inc. concluded the issue of bonds totaling US$1.25 billion and final maturity on January 20, 2020. The following companies guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding principal of this facility is US$1.25 billion (R$ 2,082,750 on December 31, 2010).

Bond 2017

On October 10, 2007, subsidiary GTL Trade Finance Inc. concluded the issue of bonds totaling US$1billion with subsequent reopening of US$ 500 million, totalizing US$1.5 billion and final maturity on October 20, 2017. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2010 the outstanding principal of this facility was US$1.5 billion (R$ 2,499,300 on December 31, 2010).

b) Term Loan Facility

On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing totaling US$2.75 billion and final maturity on September 14, 2013. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On December 31, 2010 the outstanding principal of this facility was US$1.26 billion (R$ 2,103,578 on December 31, 2010).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 85,134 on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders’, for which the Company pays a fee of 0.95% per year, over the amount endorsed.

d) Covenants

As an instrument to monitor the financial conditions of the Company by the Company’s creditors, certain financial agreements contain financial covenants.

In the second quarter of 2009, the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements and this default, in the case of occur, would be in the end of the third or fourth quarters of 2009.

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

The ‘covenant reset’ would be in place in case of a covenant breach, which was the case on September 30, 2009. This structure still active until September 30, 2010, when it was not necessary anymore.

Below are brief descriptions of the financial covenants originally required in the Company’s debt agreements.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), according to the contracts with banks (earnings before interest, taxes, depreciation, amortization, impairment reversal/losses and restructure costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2010 such covenant was 4.6 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2010 such covenant was 2.8 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200; As of December 31, 2010 such level was R$ 20,147,615; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2010 the current ratio was 2.6 times.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

e) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500,025 to be applied on revamp and modernization in several areas, increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds will be made available at the time each subsidiary start its specific investment and present to BNDES its respective

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

certificate of accomplishment. The transaction bears interest rate of TJLP + 2.21% p.a. The transaction is guaranteed per guarantee and financial covenants of Metalúrgica Gerdau S.A.. As of December 31, 2010, the credit facility was not in use by the Company.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2010, R$ 499,836 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

The North American subsidiaries have a US$ 650 million (R$ 1,083,030 on December 31, 2010) line of credit that expires in December 2012. Inventories and accounts receivable of subsidiaries guarantee this facility. No amounts were outstanding on this line of credit as of December 31, 2010.

In May 2008, the subsidiary Gerdau Macsteel, Inc. obtained a line of credit with a consortium of banks, leaded by Citibank N.A., in a total of US$ 100 million (R$ 166,620 on December 31, 2010) 3-year revolving credit facility. On December 31, 2010, no amounts were outstanding on this line of credit. The interest rate was LIBOR + 1.25% p.a.. The following companies granted guarantee to this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.

NOTE 15 — DEBENTURES

	General	Quantity as of December 31, 2010
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges*	2010	2009
3rd- A and B	May 27,1982	144,000	97,187	06/01/2011	CDI	115,069	115,844
7th	July 14, 1982	68,400	45,349	07/01/2012	CDI	40,717	33,838
8th	November 11, 1982	179,964	5,548	05/02/2013	CDI	463,656	313,986
9th	June 10, 1983	125,640	35,816	09/01/2014	CDI	14,452	42,380
11th - A and B	June 29, 1990	150,000	124,573	06/01/2020	CDI	98,077	94,931
Total Consolidated						731,972	600,979

Current						115,069	—
Non-current						616,902	600,979

(*) CDI - Interbank Deposit Certificate

Maturities of long-term amounts are as follows:

	2010	2009
2011	—	115,844
2012	40,717	33,838
2013	463,656	313,986
2014	14,452	42,380
After 2015	98,077	94,931
	616,902	600,979

Debentures issued by Gerdau S.A. The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 9.75% and 9.88% as of December 31, 2010 and December 31, 2009, respectively.

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, perpetual bonds, Ten Years bonds, Term Loan Facility, other financing, debentures, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non-

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

controlling interests. These transactions are not conducted for speculative purposes nature and are intended to hedge the company against exchange rate fluctuations on foreign currency-denominated loans and against interest rate fluctuations.

The Company uses derivative instruments and non-derivatives as hedges of certain operations, and applies the hedge accounting methodology for some of these transactions.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2010		2009
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	1,061,034	1,061,034	2,091,944	2,091,944
Short-term investments	1,142,258	1,142,258	2,727,404	2,727,404
Trade accounts receivable	3,153,027	3,153,027	2,585,709	2,585,709
Trade accounts payable	1,783,274	1,783,274	1,705,058	1,705,058
Perpetual bonds	—	—	1,044,720	1,069,271
Ten Years Bonds	6,709,187	7,167,676	4,840,778	5,047,889
Term Loan Facility	2,073,264	2,073,264	2,942,628	2,942,628
Other financing	5,155,573	5,155,573	5,091,810	5,091,810
Debentures	731,971	731,971	600,979	600,979
Unrealized gains on derivatives	6,312	6,312	20,034	20,034
Unrealized losses on derivatives	92,476	92,476	92,860	92,860
Other accounts receivable	443,978	443,978	577,773	577,773
Other accounts payable	767,913	767,913	586,877	586,877
Put options on minority interest	516,706	516,706	518,096	518,096

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 14) and debentures (note 15). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

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

The following are the contractual maturities of financial liabilities:

	2010
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5

Long-term debt obligations	12,986,119	626,063	4,137,227	790,504	7,432,325
Debentures	731,971	115,069	504,373	14,452	98,077
Put option the remaining stake in PCS acquisition	40,341	40,341	—	—	—
Put option the remaining stake in Sipar acquisition	11,497	—	—	11,497	—
Put option granted to Santander Group on Corporación Sidenor acquisition	464,868	—	—	464,868	—
Total	14,234,796	781,473	4,641,600	1,281,321	7,530,402

	2009
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5

Long-term debt obligations	13,184,739	621,584	3,328,319	2,684,222	6,550,614
Debentures	600,979	—	463,668	42,380	94,931
Put option the remaining stake in PCS acquisition	56,483	—	56,483	—	—
Put option the remaining stake in Sipar acquisition	12,014	—	—	—	12,014
Put option granted to Santander Group on Corporación Sidenor acquisition	449,599	—	449,599	—	—
Total	14,303,814	621,584	4,298,069	2,726,602	6,657,559

The Company performed the following sensitivity analysis:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Impacts on Statements of Income and Comprehensive Income
Assumptions	Variance	2010
Foreign currency sensitivity analysis	5%	88,535
Interest rate sensitivity analysis	0.10%	77,516
Price products sensitivity analysis	1%	313,932
Sensitivity analysis of changes in sales price of products and price of raw materials	1%	182,126
Sensitive analysis of interest rate swaps	0.10%	3,347
Sensitive analysis of currency swaps and NDF’s (Non Deliverable Forwards)	5%	3,941

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. As of December 31, 2010, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ 88,535 as of December 31, 2010 (R$ 199,427 as of December 31, 2010) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar. The Company believes that the Dollar appreciation against Real for 2011 will be 2%.

The net amounts related to accounts receivable and accounts payable in foreign currency do not present relevant risks related to exchange rates fluctuation.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 77,516 as of December 31, 2010 (R$ 66,858 as of December 31, 2009) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 14 and 15, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate. Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 313,392 as of December 31, 2010 (R$ 265,401 as of December 31, 2009) and raw materials and other inputs totals R$ (182,126) as of December 31, 2010 (R$ (155,506) as of December 31, 2009). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1% change in the interest rates represents an income of R$ 3,347 (income of R$ 9,040 as of December 31, 2009) and a decrease of 0.1% change in the interest rates represents an expense of R$ 3,347 (expense of R$ 9,040 as of December 31, 2009). All these swaps were contracted to hedge debt positions from floating to fix (Liability). As of December 31, 2010, these effects would be recognized in statement of income and in the statement of comprehensive income, in the amounts of R$ 311 and R$ 3,036, respectively (R$ 2,075 and R$ 6,965 as of December 31, 2009). The effects of changes in cash flow hedges are recorded in the statement of comprehensive income and they are subsequently recognized in the statement of income upon settlement.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% Real depreciation or appreciation against US Dollar and Colombian Peso and

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Brazilian Real, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an expense of R$ 3,941 (R$2,960 as of December 31, 2009) and a decrease of 5% on the US Dollar against these currencies represents an income of R$ 3,941 (R$2,960 as of December 31, 2009). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of comprehensive income and subsequently recognized in the statement of income upon settlement.

d) Financial Instruments per Category

Summary of the financial instruments per category:

			Assets at fair value
		Assets at fair value	with gains and losses
December 31, 2010		with gains and losses	recognized in
Assets	Loans and receivables	recognized in income	shareholder’s equity	Total
Short-term investments	—	1,105,902	36,356	1,142,258
Unrealized gains on derivatives	—	6,312	—	6,312
Trade accounts receivable	3,153,027	—	—	3,153,027
Other accounts receivable	443,978	—	—	443,978
Cash and cash equivalents	1,061,034	—	—	1,061,034
Total	4,658,039	1,112,214	36,356	5,806,609

	Liabilities at market	Liabilities at fair value
	value with gains and	with gains and losses	Other financial
	losses recognized in	recognized in	liabilities at amortized
Liabilities	the result	shareholder’s equity	cost	Total
Trade accounts payable	—	—	1,783,274	1,783,274
Ten Years Bonds	—	—	6,709,187	6,709,187
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	—	—	5,155,573	5,155,573
Debentures	—	—	731,971	731,971
Other accounts payable	—	—	767,913	767,913
Put options on minority interest	516,706	—	—	516,706
Unrealized losses on derivatives	59,273	33,203	—	92,476
Total	575,979	33,203	17,221,182	17,830,364

			Assets at fair value
		Assets at fair value	with gains and losses
December 31, 2009		with gains and losses	recognized in
Assets	Loans and receivables	recognized in income	shareholder’s equity	Total
Short-term investments	—	2,619,418	107,986	2,727,404
Unrealized gains on derivatives	—	20,034	—	20,034
Trade accounts receivable	2,585,709	—	—	2,585,709
Other accounts receivable	577,773	—	—	577,773
Cash and cash equivalents	2,091,944	—	—	2,091,944
Total	5,255,426	2,639,452	107,986	8,002,864

	Liabilities at market	Liabilities at fair value
	value with gains and	with gains and losses	Other financial
	losses recognized in	recognized in	liabilities at amortized
Liabilities	the result	shareholder’s equity	cost	Total
Trade accounts payable	—	—	1,705,058	1,705,058
Ten Years Bonds	—	—	4,840,778	4,840,778
Term Loan Facility	—	—	2,942,628	2,942,628
Perpetual Bonds	—	—	1,044,720	1,044,720
Other financing	—	—	5,091,810	5,091,810
Debentures	—	—	600,979	600,979
Other accounts payable	—	—	586,877	586,877
Put options on minority interest	518,096	—	—	518,096
Unrealized losses on derivatives	81,180	11,680	—	92,860
Total	599,276	11,680	16,812,850	17,423,806

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in other Comprehensive income, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The final assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects from these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must arise from the generation of cash from its business and not gains from the financial market. Therefore, it considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criteria to determine the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. The methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and according to each market where the company has exposure. The swaps, both on the asset and on the liability side, are estimated in separate and discounted to present value. The difference in the result between extremities generates the swaps market value.

The amounts are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards (NDFs)

The former subsidiary Aços Villares S.A. has sale in advanced the NDFs designated as cash flow hedge on December 01, 2010 (prior de incorporation), that assume the PTAX average from the month before the maturity date and the bank adopted a fixed US dollar rate for the maturity date. On December 31, 2010, the effects in the net income was a gain of R$ 10,755, recognized in the account “Gains and losses on derivatives, net”. Counterparts to this transaction include the banks Banco Itaú S.A., UBS Pactual, and Unibanco S.A.

Subsidiary Cleary Holdings settled the NDF’s (Non Deliverable Forwards), which were designated as cash flow hedges with maturity date on February 5, 2010. This operation was conducted to hedge the exchange exposure on agreements of coal selling in the external market, which are in US Dollars. As of December 31, 2010, the effects of this NDF in the net income of the period was a loss of R$ 143 and it was registered in the account “Gains and losses on derivatives, net”. Counterpart to this transaction was Banco de Bogotá.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Subsidiary Cleary Holdings contracted the sale of NDF’s, which were designated as cash flow hedges with notional of US$ 20,000 (R$ 33,324 as of December 31, 2010) and US$ 17,500 (R$ 29,159 as of December 31, 2010), with maturity dates on February, 04, 2011, and March 04, 2011, respectively. This NDF’s were contracted in order to protect itself from the exchange fluctuations of the US dollar in relation to the local currency, which can impact the revenue of their exports and thereby damage the Company image. The fair value of these contracts represents a net gain of R$ 383 and R$ 128, respectively. Counterpart to this transaction is Banco de Bogota.

The subsidiary Diaco S.A. contracted its NDFs designated as cash flow hedges, in the notional US$ 5,070 (R$ 8,448 as of December, 31, 2010) and US$ 5,040 (R$ 8,398 as of December, 31, 2010) with maturity dates on April 07, 2011, and October 07, 2011, respectively. These operations were contracted in order to protect itself from the exchange exposure existent in the financing with Davivienda Bank, which are in US Dollars. The fair value of these contracts represents a net gain of R$ 206 and R$ 66, respectively. Counterpart to this transaction is Banco de Davivienda.

The prospective and retrospective testing made for above financial instruments does not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

Subsidiary Aços Villares S.A, settled in advance, in December 03, 2010, interests rate swaps which the financial charges for export pre-payment contracts equivalent to LIBOR plus a spread are swapped for prefixed interest rates. In December 31, 2010, the effects on net income was a loss of R$ 501, registered on “Gains (Losses) on derivatives, net”. Counterparts for these transactions were Unibanco and ABN Amro Bank.

The Company, through its subsidiary GTL Equity Investments Corp. contracted exchange swaps based on the LIBOR with the bank JP Morgan with maturity dates between December 21, 2010 and December 21, 2011. The notional values of these contracts together were US$ 100,000 (R$ 166,620 as of December 31, 2010). These transactions were made in order to optimize the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk, however, this risk is inherent to its business. The fair values of these contracts as of December 31, 2010, is a loss of R$ 7,072 and a gain of R$ 5,529, generating a net loss of R$ 1,543.

Also through its subsidiary GTL Equity Investments Corp., the Company settled in advance an interest rate swap, with the bank Calyon, with maturity date on August 15, 2012. This swap was contracted in order to minimize the interest rate fluctuation risk (LIBOR) since the Company incurred in dollar-denominated debts at floating rates. In December 31, 2010, the effect of this swap on net income was a loss of R$ 193 and it was registered on “Gains (Losses) on derivatives, net”.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú has an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract had a notional value of US$ 50,000 (R$ 83,310 as of December 31, 2010) and matures on April 03, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value of this contract as of December 31, 2010, is a net loss of R$ 6,064. Counterpart for this transaction is Banco Bilbao Vizcaya (BBVA).

Subsidiary Gerdau Ameristeel Corp. entered into an interest rate swap contract qualified as a cash flow hedge in order to reduce its exposure to the fluctuation in LIBOR for the Term Loan Facility. Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, improving cash flow predictability, as well as eliminating the floating LIBOR risk. The contracts have a notional value of US$ 1,000,000 (R$ 1,666,200 as of December 31, 2010). Fixed rates for these swaps are between 3.3005% and 3.7070% and their mature from March 2012 to September 2013. If added to the spread on LIBOR related to tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps as of December 31, 2010 is a net loss of R$ 79,340, which generates a net effect on taxes of R$ 33,203 in a specific account of Equity. Counterparts for this transaction are ABN Amro Bank, HSBC, and JP Morgan.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Guarantee Margins

The Company has contracts of derivative financial instruments, which establish the possibility of deposits constitution and/or guarantee margins when the mark-to-market amounts of these instruments exceed the limits established in each contract. As of December 31, 2010, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Forward
Aços Villares S.A.			—	US$ 89,1 million	10,755	(21,950)	—	31,931	—	6,181	—	—
Diaco S.A			—	—	—	3,180	—	—	—	—	—	—
Diaco S.A			US$ 5,07 million	—	209	—	—	—	206	—	—	—
Diaco S.A			US$ 5,04 million	—	66	—	—	—	66	—	—	—
Siderúrgica del Perú S.A.A. - Siderperú			—	—	—	(913)	—	—	—	—	—	—
Gerdau Aza S.A.			—	—	—	(921)	—	—	—	—	—	—
Salomon Sack			—	—	—	130	—	—	—	—	—	—
Cleary Holdings			—	US$ 14,17 million	(143)	(50)	—	(584)	—	—	—	(584)
Cleary Holdings			US$ 20,0 million	—	383	—	—	—	383	—	—	—
Cleary Holdings			US$ 17,5 million	—	128	—	—	—	128	—	—	—
					11,398	(20,524)	—	31,347	783	6,181	—	(584)

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1,94%	—	US$ 39,18 million	(501)	(5,671)	—	—	—	—	—	(2,476)
	payable edge	6.95%
Gerdau Açominas S.A.			—	—	—	2,450	—	—	—	—	—	—

Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0,90%	US$ 50,0 million	US$ 64,29 million	(2,795)	(5,818)	—	—	—	—	(6,064)	(7,196)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1,37%	US$ 1 billion	US$ 1 billion	—	—	(33,203)	(38,281)	—	—	(79,340)	(65,856)
	payable edge	3.48%
Gerdau MacSteel Holdings Inc.	receivable edge	Libor 6M	—	—	—	(19,052)	—	—	—	—	—	—
	payable edge	3.59%
GTL Equity Investments Corp.	receivable edge	Libor 6M	—	US$ 7,5 million	(193)	(874)	—	—	—	—	—	(680)
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4,51% a.a.	US$ 100 million	US$ 300 million	4,483	47,883	—	—	5,529	13,853	(7,072)	(16,068)
	payable edge	3,51% a.a.
					994	18,918	(33,203)	(38,281)	5,529	13,853	(92,476)	(92,276)

Cross currency swap
Gerdau Açominas S.A.			—	—	—	(2,579)	—	—	—	—	—	—

Gerdau Açominas S.A.			—	—	—	(21,993)	—	—	—	—	—	—

					—	(24,572)	—	—	—	—	—	—
					12,392	(26,178)	(33,203)	(6,934)	6,312	20,034	(92,476)	(92,860)

The fair value effects were classified in the Balance sheet as follows:

	2010	2009
Unrealized gains on derivatives
Current assets	783	5,737
Non-current assets	5,529	14,297
	6,312	20,034
Unrealized losses on derivatives
Current liabilities	—	(2,483)
Non-current liabilities	(92,476)	(90,377)
	(92,476)	(92,860)
Net effect	(86,164)	(72,826)

f) Put options on non-controlling interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years to the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

advanced in January at each year after 2012. The option amount is € 208.648 (R$ 464.868 as of December 31, 2010), updated according to the fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2010, such potential obligation totaled R$ 464,868 (R$ 449,599 as of December 31, 2009).

Gerdau Ameristeel has the call option for 16% of the remaining stake in Pacific Coast Steel (PCS), which can be exercised after 5 years from the purchase date, which took place on November 1, 2006. Additionally, the minority shareholders also have the option to sell the remaining 16% interest in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied proportionally by 5 in the first two years and 6.75 in the last three years. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining interest to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 - Financial Instruments: Presentation, the Company performed the reclassification of the exercise value of the put option from the account “Non-controlling interests” to non-current liabilities under the account “Put options on non-controlling interest”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Consolidated Financial Statements, will be recognized as non-controlling interests. As of December 31, 2010 the amount recorded as potential obligation is R$ 40,341 (R$ 56,483 as of December 31, 2009).

The Company has a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity have the option to sell its 7.25% of its remaining interest to the Company. The option can be exercised either by the Company or the non-controlling shareholders as from 2010, being this interest must necessarily be acquired by 2015. The contract establishes the amount of US$ 6.900, equivalent to R$ 11,497 as of December 31, 2010 (R$ 12,014 as of December 31, 2009), adjusted by the fluctuation in the sales level by 10% up or down until the option be exercised.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1,500,000 (R$ 2,499,300 as of December 31, 2010), and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1,250,000 (R$ 2,082,750 as of December 31, 2010), which were made in order to provide part of the resources for these investments acquisitions abroad. . Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Equity account as from October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

The Company performed retrospective and prospective effectiveness tests on December 31, 2010 in compliance with regulation IAS 39 and demonstrated high effectiveness for the net investment hedge. As a result of this operation, the Company recognized an unrealized gain of R$ 130,750 in 2010 (gain of R$ 893,700 as of December 31, 2009) in the statement of comprehensive income.

h) Fair value measurement

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Level 2 — Other data available, except those include on the Level 1, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data (unobservable inputs) because market activity is insignificant or does not exist.

As of December 31, 2010, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value and subject to disclosure requirements of IFRS 7 as of December 31, 2010, are as follows:

	Fair Value Measurements at Reporting Date Using
	2010	Quoted Prices Active Markets for Identical Assets (Level 1)	Quoted Prices in Non-Active Markets for Similar Assets (Level 2)	Significant Unobservable Inputs (Level 3)
Current assets
Short-term investments
Trading	1,105,902	724,902	381,000	—
Available for sale	9,559	9,559	—	—
Derivatives	783	—	783	—
Non-current assets
Long-term investments
Available for sale	26,797	—	—	26,797
Derivatives	5,529	—	5,529	—
	1,148,570	734,461	387,312	26,797

Current liabilities
Derivatives		—		—

Non-current liabilities
Derivatives	92,476	—	92,476	—
Put options on minority interest
Sidenor	464,868	—	—	464,868
PCS	40,341	—	—	40,341
Sipar	11,497	—	—	11,497
	609,182	—	92,476	516,706
	1,757,752	734,461	479,788	543,503

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Quoted Prices in
		Active Markets	Non-Active	Significant
		for Identical	Markets for	Unobservable
		Assets	Similar Assets	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Current assets
Short-term investments
Trading	2,619,418	2,471,136	148,282	—
Available for sale	58,296	14,766	43,530	—
Derivatives	5,737	—	5,737	—

Non-current assets
Long-term investments
Available for sale	49,690	—	—	49,690
Derivatives	14,297	—	14,297	—
	2,747,438	2,485,902	211,846	49,690

Current liabilities
Derivatives	2,483	—	2,483	—

Non-current liabilities
Derivatives	90,377	—	90,377	—
Put options on minority interest
Sidenor	449,599	—	—	449,599
PCS	56,483	—	—	56,483
Sipar	12,014	—	—	12,014
	610,956	—	92,860	518,096
	3,358,394	2,485,902	304,706	567,786

Changes in the measurements using significant unobservable inputs (Level 3):

Assets
Balance as of December 31, 2009	49,690
(-) Interests and other contractual obligations	(9,896)
(-) Gains and losses on conversion	(2,140)
(-) Sales of investments	(10,857)
Balance as of December 31, 2010	26,797

Liabilities
Balance as of December 31, 2009	518,096
(-) Interests and other contractual obligations	54,022
(-) Gains and losses on conversion	(55,412)
Balance as of December 31, 2010	516,706
543,503

Assets
Balance as of December 31, 2008	77,563
(-) Interests and other contractual obligations	(8,098)
(-) Gains and losses on conversion	(6,028)
(-) Sales of investments	(13,747)
Balance as of December 31, 2009	49,690

Liabilities
Balance as of December 31, 2008	698,321
(-) Interests and other contractual obligations	(49,067)
(-) Gains and losses on conversion	(143,172)
(+) Additions on put options on minority interest	12,014
Balance as of December 31, 2009	518,096
567,786

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 17 — TAXES PAYABLE

	2010	2009
Income tax and social contribution taxes	57,376	124,759
Payroll charges	130,369	89,171
ICMS (state VAT)	79,831	70,251
COFINS (tax on revenue)	14,404	28,143
IPI (federal VAT)	4,010	5,197
PIS (tax on revenue)	2,842	6,108
Withholding income tax	36,090	76,983
Taxes in installments	107,441	176,374
IVA (value-added tax) and others	92,604	98,695
	524,967	675,681

NOTE 18 — PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, the Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial-economic position, operational results and liquidity of the Company and its subsidiaries as of December 31, 2010.

The provisions were made considering the management and their legal advisors judgment for proceedings with probable expectation of losses, considering that amount of provisions enough to cover expected losses. There is no expectation for impacts in the Consolidated Financial Statements in higher amounts than the provision recognized and described below. The provisions balances are as follows.

I) Provisions

		2010	2009
a) Tax provisions
ICMS (state VAT)	(a.1)	48,946	55,448
CSLL (social contribution tax)	(a.2)	64,179	53,259
IRPJ - Corporate Income Tax	(a.3)	699	—
INSS (social security contribution)	(a.4)	20,531	35,698
ECE (Emergency Capacity Charge)	(a.5)	33,832	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	22,026	21,895
II (import tax)/IPI (excise tax) Drawback	(a.6)	1,070	921
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	268,383	78,950
Other tax provisions	(a.8)	13,213	15,483
		472,879	295,650
b) Labor provisions	(b)	160,026	141,507
c) Civil provisions	(c)	12,470	10,014
		645,375	447,171

(a) Tax Provisions

(a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

(a.2) This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

(a.3) Discussion related to Corporate Income Tax (IRPJ), being discussed in the administrative level.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

(a.4) Discussion related to social securities’ contributions.

(a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is the contingency will be reversed as the process are finished, with the consequent conversion of the deposit into income. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

(a.6) Provision related to discussion about the tax credit right.

(a.7) Provision related to PIS credit compensations, discussions related to the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has fully deposited in court the amounts under discussions.

(a.8) The provision was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

(b) Labor Provision

The Company and its subsidiaries are party to labor claims. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

(c) Civil Provision

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2010 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2010	2009	2008
Balance at the beginning of the year	447,171	467,076	489,103
(+) Amounts accrued against expense	382,507	112,203	105,035
(-) Reversal of amounts against income	(183,415)	(128,243)	(144,037)
(+) Foreign exchange effect on provisions in foreign currency	(888)	(3,865)	4,034
(+) Company acquisitions	—	—	12,941
Balance at the end of the year	645,375	447,171	467,076

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 56,227. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is the defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount is currently R$ 111,497. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products. In addition, management with the assistance of its legal advisors considers the changes of loss as being possible, but not probable.

a.3) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Comercial de Aços S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands reach a total

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

of R$ 117,893. An accounting provision was not made for these demands since they were considered as possible loss, but not probable, by management with the assistance of its legal advisors.

a.4) The subsidiary Gerdau Internacional Empreendimentos Ltda. has a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in a update amount of R$ 232,414, related to profits abroad. An accounting provision was not made for these demands since it its probability to loss is classified as possible, but not probable, by management with the assistance of its legal advisors.

a.5) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 96,968. No provision has been recorded for these lawsuits since they were assessed as possible loss by management with the assistance of its legal advisors.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), they final opinion were that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

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

III) Contingent assets

The Company had government titles from an ordinary lawsuit against the State of Rio de Janeiro for breach of Loan Agreement for Periodic Execution in cash, held under the Special Programme for Industrial Development - PRODI. Due to the lack of expectation for the receiving of those titles, the amounts were not being recognized in the financial statements.

With the enactment of State Law 5.647/2010/RJ, the Company used part of the government titles to pay due taxes and the consequent closure of disputes in the amount of R$ 7,392; transferred a portion of the credit in the amount of R$ 9,010, to its subsidiaries, and other portion in the net amount of R$ 87,064, to third parties, using the totality of the amount.

In September 2010, the General Attorney of the State of Rio de Janeiro homologated the compensations and transfers requested by the Company referred to above, which resulted the accounting recognition of the amount of R$ 103,466, being R$ 42,847 in the account Other Operating Income and R$ 59,571 in the Financial Income.

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2010	2009
Tax	458,458	297,332
Labor	31,631	26,167
Others	3,413	1,179
	493,502	324,678

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 19 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	2010	2009
Assets
Associate Companies
Armacero Ind. Com. Ltda.	154	3,019

Others
Fundação Gerdau	23,214	45,942
Others	127	193
	23,495	49,154
Liabilities
Controlling shareholders
Metalúrgica Gerdau S.A.	(710)	(822)

Others
Others	(12)	—
	(722)	(822)
	22,773	48,332

	2010	2009	2008
Net financial income (expenses)	145	658	(47,512)

b)              Financial transactions

	Income (expenses)
	2010	2009	2008
Owners
Banco Gerdau S.A. - CDB	—	1,480	10,787
Indac - Ind. Adm. e Comércio S.A. (*)	(24,717)	(22,108)	(15,785)

(*) Guarantees granted of loans.

c)              Guarantees granted

The Company has guaranteed the financing contracts of the subsidiary Gerdau Açominas S.A. in the amounts of R$ 1,178,314 as of December 31, 2010.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. - Siderperú for a secured loan of up to US$ 150,000 (R$ 249,930 as of December 31, 2010). In this date the amount used was US$ 9 (R$ 15).  The Company is also the guarantor for a credit facility of US$ 70,000 (R$ 116,634 on December 31, 2010) for this same subsidiary.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25,000 (R$ 41,655 as of December 31, 2010). The Company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of the principal equipment in the amount of US$ 34,935 (R$ 58,209 as of December 31, 2010). In this date the amount used was US$ 32,878 (R$ 54,781).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 30,795, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas Ltd. and Gerdau Ameristeel Corporation are the guarantors to the subsidiary GNA Partners in financing agreement in the current amount of US$ 1,690,000 (R$ 2,815,878 as of December 31, 2010).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1,500,000 (R$ 2,499,300 as of December 31, 2010).

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement in the amount of up to US$ 100,046 (R$ 166,697 as of December 31, 2010).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61,500,000, equivalent to US$ 35,000 (R$ 58,317 as of December 31, 2010).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 1,604 in December 31, 2010.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) totaling US$ 1,250,000 (R$ 2,082,750 as of December 31, 2010).

The Company provides guarantee to the subsidiary Gerdau Trade Inc. regarding the issuance of bonus with a maturity of 10 years (Ten Years Bond) totaling US$ 1,250,000 (R$ 2,082.750 as of December 31, 2010).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 44,500 (R$ 74,146 as of December 31, 2010).

d)              Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 9.75% in December 31, 2010 (9.88% in December 31, 2009). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable.

e)              Management compensation

Gerdau S.A. paid to its management salaries and variable compensation a total amount of R$ 42,302 in December 31, 2010 (R$ 62,667 in December 31, 2009).

In 2010, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 415 — Defined benefit pension plan and R$ 379 – Defined contribution pension plan (R$ 509 and R$ 275 in December 31, 2009, respectively).

The stock options granted to management members is as follows:

									Accumulated stock
									options
Beginning of vesting period	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/08	dec/09
Exercises from	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15
Exercises until	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19
Exercise price per share (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12
Total granted to Board members	659,970	570,183	266,221	1,142,605	870,045	667,738	1,243,974	677,079	6,097,815
Exercised options	27,534	25,951	28,582	—	—	—	—	—	82,067
Canceled options	—	—	—	7,076	5,512	13,651	11,091	5,935	43,265

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 20 — EMPLOYEE BENEFITS

Considering all kinds of employee benefits granted by the Company and its subsidiaries, assets and liabilities as of December 31, 2010, are as follow:

	2010	2009
Actuarial assets - Defined benefit pension plan	—	476,701
Actuarial assets - Defined contribution pension plan	437,072	39,659
Total assets	437,072	516,360

Actuarial liabilities - Defined benefit pension plan	382,857	433,522
Acturial liabilities - Post-employment health care benefit	272,302	243,156
Retirement and termination benefit liabilities	179,312	284,622
Total liabilities	834,471	961,300

a)              Post-employment defined benefit pension plan

The Company is the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”). Includes the brazilians plans wich is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of these Plans consist mainly of investments in bank deposit certificates, federal government securities and marketable securities. The Açominas Plan is a plan wholly funded by the entity and its employees contributions and the Gerdau Plan is a plan wholly funded by the entity contributions.

In October 14, 2010, the Company, throught Gerdau - Sociedade de Previdência Privada, approved in PREVIC (regulatory public agency for complementary social security in Brazil) the settlement of defined benefit plan (“Plano Gerdau” and “Plano Açominas”), in which the participant will have the rights for the benefit settled. All participants of these plans, in process of extinction may: (i) choose to adhere a new defined contribution plan, when it will authorized to transfer the amount related to the individual mathematical reserve from the settled plan for the new plan and add amounts to this reserve trough future contributions and sponsors, plus the resources profitability; or (ii) do not transfer the reserve and maintain the benefit settled in the defined benefit plan, adjusted by the INPC (National Index of Consumer Prices). The new contribution defined plan was developed after the analysis on the best complementary social security plan in Brazil, and based on the profile and the employees’ frequent necessities. The main object is offer a plan aligned with the best practices in the Brazilian market.

Additionally, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) and toghether they represent North-American Plans that cover substantially all their employees and provide benefits that supplement the retirement benefits for the employees of Gerdau Ameristeel Corporation and its subsidiaries and Gerdau MacSteel. The assets of the Plans are comprised of investments, mainly in marketable securities and these plans are wholly funded.

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed for these plans. Due to the migration process and the closing of Brazilian pension plans, the Company is not calculating the possible effects of changes in discount rates and expected return rate on assets for these plans. The possible effects of changes to the Americans Plan follow:

	1% Increase	1% Decrease
Discount rate	(5,001)	5,876
Expected return on plan assets	(9,420)	9,420

The accumulated amount recognized in Comprehensive Income for employee benefits is R$ (759,458) (R$ (499,821) in December 31, 2009)

Brazilian plans

The current expense of the defined benefit pension plans is as follow:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2010	2009	2008
Cost of current service	35,570	47,807	40,448
Cost of interest	133,099	122,140	103,952
Expected return on plan assets	(251,919)	(219,615)	(194,660)
Curtailment	(252,473)	—	—
Settlement	301,065	—	—
Expected contribution from employees	—	(11,359)	(10,508)
Net pension benefit	(34,658)	(61,027)	(60,768)

The reconciliation for assets and liabilities of the plans is as follow:

	2010	2009
Total obligations	(100,360)	(1,267,644)
Fair value of the assets of the plan	867,737	2,308,824
Balance of assets	767,377	1,041,180
Total assets, net	767,377	1,041,180
Restriction on actuarial assets due to restrictions of recovery	(767,377)	(568,965)
Net asset	—	472,215
Assets recognized	—	472,215

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follow:

	2010	2009	2008
Variation of the plan obligations
Obligation at the begining of the year	1,267,644	1,153,712	1,014,603
Cost of service	35,570	47,807	40,448
Cost of interest	133,099	122,140	103,952
Actuarial (gain) loss	(67,570)	(12,725)	25,106
Payments of the benefits	(44,956)	(42,775)	(30,158)
Curtailment	(252,473)	—	—
Settlement	(970,954)	—	—
Others	—	(515)	(239)
Obligation at the end of the year	100,360	1,267,644	1,153,712

	2010	2009	2008
Variation of the plan assets
Fair value of the plan assets at the begining of the year	2,308,824	1,837,694	1,701,896
Return of the plan assets	251,919	333,268	194,660
Contributions from sponsors	—	15,460	25,789
Contributions from participants	207	3,360	11,107
Actuarial gain (loss) on the assets	(23,691)	162,458	(65,071)
Payments of benefits	(44,956)	(42,775)	(30,158)
Settelment	(1,187,651)	—	—
Transfer to Defined contribution plan	(436,915)	—	—
Others	—	(641)	(529)
Fair value of plan assets at the end of the year	867,737	2,308,824	1,837,694

The fair value of plan assets include Company shares in the amount of R$ 28,884 (R$ 88,933 in December 31, 2009) and the shares from Metalúrgica Gerdau S.A., the parent Company, in the amount of R$ 64,888 (R$ 89,433 in December 31, 2009).

Amounts recognized as actuarial gains and losses in Comprehensive Income are as follow:

	2010	2009	2008
Actuarial (gains) losses in plan assets	23,691	(162,458)	65,071
Actuarial (gains) losses in obligations	(67,570)	(12,725)	25,106
Actuarial losses (gains) in contributions from employees	(207)	7,999	(599)
Restriction effect recognized in Comprehensive Income	198,412	—	—
Actuarial (gains) losses recognized in Comprehensive Income	154,326	(167,184)	89,578

The historical actuarial gains and losses of the plan are as follow:

	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(100,360)	(1,267,644)	(1,153,712)	(1,014,603)	(899,508)
Fair value of the plan assets	867,737	2,308,824	1,837,694	1,701,896	1,416,097
Superavit	767,377	1,041,180	683,982	687,293	516,589
Experience adjustments on plan liabilities (Gain)	(67,570)	(12,725)	25,106	14,836	36,411
Experience adjustments on plan assets (Gain)	23,691	(162,458)	65,071	(112,188)	(82,258)

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in Comprehensive Income.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The allocation for plan assets is shown below:

	2010
	Gerdau Plan	Açominas Plan
Fixed income	72.4%	83.7%
Variable income	27.4%	13.8%
Structure finance	0.2%	0.2%
Real estate	—	0.3%
Loans	—	2.0%
Total	100%	100%

	2009
	Gerdau Plan	Açominas Plan
Fixed income	65.5%	85.2%
Variable income	34.5%	12.7%
Real estate	—	0.3%
Loans	—	1.8%
Total	100%	100%

The investment strategy for the Gerdau Plan and Açominas Plan is based on a long-term macroeconomic scenario. This scenario assumes a reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates.

North American Plans

The current expense of the defined benefit pension plans is as follows:

	2010	2009	2008
Cost of current service	41,879	54,839	64,615
Cost of interests	83,278	83,360	89,727
Expected return on plan assets	(81,369)	(66,026)	(93,327)
Cost of past service	13,455	1,350	—
Curtailments effects	—	(45,581)	—
Net cost pension benefit	57,243	27,942	61,015

The reconciliation of plan assets and liabilities is as follows:

	2010	2009
Present value of defined benefit obligation	(1,627,430)	(1,472,773)
Fair value of the plan assets	1,253,595	1,043,737
Adjustment IFRIC 14	(9,022)	—
Total liabilities, net	(382,857)	(429,036)
Recognized asset	—	4,486
Recognized liabilities	(382,857)	433,522

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follows:

	2010	2009	2008
Variation of the benefits obligation
Obligation at the begining of the year	1,472,773	1,625,859	1,174,212
Acquisition of companies	—	—	179,159
Cost of service	41,879	54,839	64,615
Cost of interests	83,278	83,360	89,727
Payments of the benefits	(66,615)	(58,507)	(67,106)
Changes in plan	11,460	(448)	914
Reduction of losses	—	(45,580)	(4,896)
Actuarial losses (gains) on the obligation	123,378	195,775	(40,482)
Exchange variations	(38,723)	(382,525)	229,716
Obligation at the end of the year	1,627,430	1,472,773	1,625,859

	2010	2009	2008
Variation of the plan assets
Fair value of plan assets at the begining of the year	1,043,737	1,023,045	942,416
Acquisition of companies	—	—	158,633
Return of the plan assets	81,369	66,026	95,614
Contributions from sponsors	137,272	122,270	116,356
Payments of benefits	(56,939)	(49,355)	(67,106)
Changes in the plan	1,995	1,797	—
Actuarial gains (losses) on the assets	47,237	74,924	(392,123)
Exchange variations	(1,076)	(194,970)	169,255
Fair value of plan assets at the end of the year	1,253,595	1,043,737	1,023,045

The past performance for actuarial gains and losses of the plan is as follows:

	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(1,627,430)	(1,472,773)	(1,625,859)	(1,174,212)	(1,262,617)
Fair value of the plan assets	1,253,595	1,043,737	1,023,045	942,416	983,029
IFRIC 14 Adjustment	(9,022)	—	—	—	—
Deficit	(382,857)	(429,036)	(602,814)	(231,796)	(279,588)
Experience adjustments on plan liabilities (Gain)	123,378	195,775	(40,482)	(64,799)	30,396
Experience adjustments on plan assets (Gain)	(47,237)	(74,924)	392,123	(46,971)	53,719

Amounts recognized as actuarial gains and losses in Comprehensive Income are as follows:

	2010	2009	2008
Actuarial (gains) losses in plan assets	(47,237)	(74,924)	392,123
Actuarial losses (gains) in obligations	123,378	195,775	(40,482)
Reduction of losses	—	—	(1,220)
Actuarial losses recognized in Comprehensive Income	76,141	120,851	350,421

Gerdau Ameristeel has an Investment Committee that defines the investment policy for the defined benefit plans. The primary investment objective is to ensure the security of benefits that were accrued under the plans, providing an adequately funded asset pool which is separated and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund must invest in a manner that adheres to safeguards and diversification to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultants that advice and support Investment Committee decisions and recommendations.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 60% in shares and 40% in debt securities. The policy also expresses that it will reallocate the assets of the plan when a class of assets reaches the minimum or maximum allocation and that this rebalancing will be done within a reasonable time.

The allocation of the assets of the plan as of December 31, 2010 is demonstrated below:

	2010	2009
Equity securities	62.3%	62.0%
Debt securities	35.6%	35.7%
Real estate	0.2%	0.2%
Others	1.9%	2.1%
	100%	100%

The table below shows a summary of the assumptions used for both the Company and consolidated to calculate and record the defined benefit plans in 2010 and 2009, respectively:

	2010
			North America
	Gerdau Plan	Açominas Plan	Plan
Average discount rate	10.25%	10.25%	5.25%
Rate of increase in compensation	8.68%	7.11%	3.25% - 4.25%
Expected rate of return on assets	12.08%	11.27%	7.00% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

	2009
			North America
	Gerdau Plan	Açominas Plan	Plan
Average discount rate	10.77%	10.77%	5.75% - 6.25%
Rate of increase in compensation	8.68%	7.11%	3.50% - 4.25%
Expected rate of return on assets	11.11%	10.46%	7.50% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

The expected rate of return on assets is used to determine the increase on the assets of the benefit plans related to the investments expected for the next year. The real rate of return on investments is selected considering the allocation of the assets classes that backing the benefits and the expectations about the return of each investment category. This rate is review annually and eventual changes are incorporated on the medium and long-term economic scenarios.

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. The total cost to these plans was R$ 12,048 in 2010 (R$ 8,269 in 2009). This employee benefit plan has an actuarial surplus made up by the portion that is not part of

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan and the portion of the superavit from the settlement of the defined benefit plan as described in the letter “a “, which may be used to compensate future contributions from the sponsors. The asset balance recorded for this defined contribution pension plan was R$ 437,072 (R$ 39,659 in 2009).

Foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, where the total cost for these plans was R$ 31,155 in 2010 (R$ 23,771 in 2009).

c) Post-employment health care benefit plan

The North American plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated. This plan is unfunded.

The net periodic cost of post-employment health care benefits is as follows:

	2010	2009	2008
Cost of current service	2,906	4,100	5,117
Cost of interests	13,917	13,576	11,802
Cost of past service	—	—	105
Curtailments effects	—	(14,312)	—
Net cost pension benefit	16,823	3,364	17,024

The status of the funds post-employment health benefits is as follows:

	2010	2009
Present value of obligations	(272,302)	(243,156)
Total net liabilities	(272,302)	(243,156)

Changes in plan assets and actuarial liabilities were as follows:

	2010	2009	2008
Change in benefit obligation
Benefit obligation at beginning of the year	243,156	281,290	218,046
Companies aquisition	—	—	15,501
Cost of service	2,906	4,100	5,117
Cost of interest	13,917	13,576	11,802
Contributions from participants	2,601	2,648	—
Payment of benefits	(13,210)	(11,474)	(10,711)
Curtailments and termination benefits	—	(14,311)	—
Medical subsidy	332	—	—
Actuarial losses (gains) in obligations	29,170	30,089	(16,796)
Exchange variations	(6,570)	(62,762)	58,331
Benefit obligation at the end of the year	272,302	243,156	281,290

	2010	2009	2008
Change in plan assets
Contributions from sponsors	13,210	11,474	10,711
Payments of benefits	(13,210)	(11,474)	(10,711)
Fair value of plan assets at end of the year	—	—	—

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The past performance of actuarial gains and losses of the plan is as follows:

	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(272,302)	(243,156)	(281,290)	(218,046)	(236,579)
Deficit	(272,302)	(243,156)	(281,290)	(218,046)	(236,579)
Experience adjustments on plan liabilities	29,170	30,089	(16,796)	2,007	938

The amounts recognized as actuarial gains and losses in Comprehensive Income are as follows:

	2010	2009	2008
Losses (gains) on actuarial obligation	29,170	30,089	(16,796)
Actuarial losses (gains) recognized in Equity	29,170	30,089	(16,796)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2010	2009
Average discount rate	5.25%	5.75% - 6.25%
Health treatment - rate assumed next year	8.00%	8.20% - 8.70%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2016 to 2019 (as of 2010) and 2016 to 2017 (as of 2009)	5.00% - 5.50%	5.00% - 5.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed for post-employment health benefits plans. The change of one point percentage on rates of health benefits post-employment would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,219	(1,681)
Effect over benefit plan obligations	36,320	(29,823)

d) Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 179.312 in December 31, 2010 (R$ 284.622 as of December 31, 2009).

These amounts refer principally to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees.

NOTE 21 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 72.093 as of December 31, 2010 (R$ 76,477 as of December 31, 2009) (R$ 29,191 and R$ 9,835 in Current Liabilities as of December 31, 2010 and December 31, 2009, respectively, and R$ 42,902 and R$ 66, 642 in Non-Current Liabilities as of  December 31, 2010 and December 31, 2009, respectively), which R$ 20,974 (R$ 25,863 as of December 31, 2009) is related for Brazilian subsidiaries and R$ 51,119 (R$ 50,614 as of December 31, 2009) related to foreign subsidiaries. The Company used

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 22 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase by new shares subscription, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

The reconciliation of common and preferred outstanding shares, at the beginning and at the end of periods is presented below:

	2010		2009		2008
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	494,888,956	925,709,735	494,888,956	925,519,331	463,214,016	862,038,780
Treasure shares acquiring	—	(1,700,000)	—	(500,000)	(1,697,538)	(2,000,000)
Issuance shares	9,014,079	76,407,413	—	—	33,372,478	62,829,905
Exercise of stock options	—	495,683	—	690,404	—	2,650,646
Balance at the end of the year	503,903,035	1,000,912,831	494,888,956	925,709,735	494,888,956	925,519,331

In December, 2010, the Company issued 9,014,079 common shares and 76,407,413 preferred shares, which were entire subscribed by Prontofer Serviços de Construções Ltda. and Aços Villares S.A. At the conclusion of this issuance, the capital increase R$ 1,466,547.

On December 31, 2010, 505,600,573 common shares and 1,011,201,145 preferred shares are subscribed and paid up, in a total capital of R$ 15,651,353. On December 31, 2009, 496,586,494 common shares and 934,793,732 preferred shares are subscribed and paid up, in a total capital of R$ 14,184,805. The shares are distributed as follows:

	Shareholders
	2010
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	387,232,264	76.6	321,839,377	31.8	709,071,641	46.7
Brazilian institutional investors	26,904,285	5.3	131,324,132	13.0	158,228,417	10.4
Foreign institutional investors	16,323,426	3.3	334,866,881	33.1	351,190,307	23.1
Other shareholders	73,443,060	14.5	212,882,441	21.1	286,325,501	19.0
Treasury stock	1,697,538	0.3	10,288,314	1.0	11,985,852	0.8
	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0

	2009
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4
Brazilian institutional investors	20,810,696	4.2	136,854,752	14.6	157,665,448	11.0
Foreign institutional investors	24,749,272	5.0	328,887,708	35.2	353,636,980	24.7
Other shareholders	71,110,803	14.3	188,613,613	20.2	259,724,416	18.1
Treasury stock	1,697,538	0.3	9,083,997	1.0	10,781,535	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

b) Treasury shares - changes in treasury shares are as follows:

	2010				2009		2008
	Common shares	R$	Preferred shares	R$	Preferred shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,083,997	124,128	9,274,401	122,263	9,925,047	106,667
Repurchases	—	—	1,700,000	44,620	500,000	11,071	2,000,000	49,702
Exercise of stock options (note 25)	—	—	(495,683)	(7,900)	(690,404)	(9,206)	(2,650,646)	(34,106)
Closing balance	1,697,538	557	10,288,314	160,848	9,083,997	124,128	9,274,401	122,263

As of December 31, 2010, the Company had 10,288,314 preferred shares in treasury, totaling R$ 160,847. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During 2010, 495,683 shares were delivered for the exercise of shares options with losses of R$ 1,985, which were recorded in the Retained Earnings. The average acquisition cost of these shares was R$ 15.65, ranging from R$ 6.78 to R$ 26.19.

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

e) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

f) Other reserves - Include: unrealized actuarial gains and losses on postretirement benefits, cumulative translation differences, unrealized gains and losses on net investment hedge, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income arrived at in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 115,843 for the year.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The interest on capital and dividends totaling R$ 629,692 credited during the year, as follow:

	2010	2009	2008
Net income	2,142,488	1,121,966	2,881,243
Constitution of legal reserve	(107,124)	(56,143)	(144,062)
Constitution of the tax incentives reserve	(113,914)	(93,428)	(178,984)
Adjusted net income	1,921,450	972,395	2,558,197

			Outstanding shares			Earnings in year
Period	Nature	R$ /share	(thousands)	Credit	Payment	2010	2009	2008
1st quarter	Interest	0.12	1,419,146	5/17/2010	5/27/2010	170,297	—	291,154
2nd quarter	Dividends	0.14	1,419,205	8/16/2010	8/26/2010	198,689	—	511,333
3rd quarter	Interest	0.12	1,420,134	11/16/2010	11/26/2010	170,417	106,539	255,671
4th quarter	Dividends	0.06	1,504,816	3/14/2011	3/24/2011	90,289	255,708	56,816
Interest on capital and dividends						629,692	362,247	1,114,974
Credit per share (R$)						0.44	0.25	0.79

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

h) Change in interest in subsidiary — as of December 31, 2010, the Company, through its subsidiaries, acquired interests in subsidiaries and as a result of these transactions recorded in equity the amount of R$ 1,977,558 (R$ 1,734,517 attributed to participation of controlling shareholders and R$ 243,041 attributed to non-controlling interests), which refers to the difference between the amount paid and the net assets acquired.

NOTE 23 — EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	2010
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	743,897	1,398,591	2,142,488

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	930,434,530

Earnings per share (in R$) — Basic	1.50	1.50

	2009
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	390,864	731,102	1,121,966

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	925,676,955

Earnings per share (in R$) — Basic	0,79	0,79

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2008
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,375,415	2,565,090	3,940,505

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	485,403,980	905,257,476

Earnings per share (in R$) — Basic	2.83	2.83

Diluted

	2010	2009	2008
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,398,591	731,102	2,565,090
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	1,141	786	2,909
	1,399,732	731,888	2,567,999

Net income allocated to common shareholders	743,897	390,864	1,375,415
Less:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(1,141)	(786)	(2,909)
	742,756	390,078	1,372,506

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	494,888,956	494,888,956	485,403,980
Preferred Shares
Weighted-average number of preferred shares outstanding	930,434,530	925,676,955	905,257,476
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,188,845	2,864,129	2,948,008
Total	932,623,375	928,541,084	908,205,484

Earnings per share — Diluted (Common and Preferred Shares)	1.50	0.79	(2.83)

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2010	2009	2008
Gross sales	35,666,379	30,124,727	46,724,857
Taxes on sales	(3,630,036)	(3,031,102)	(4,116,386)
Discounts	(643,134)	(553,575)	(700,626)
Net sales	31,393,209	26,540,050	41,907,845

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

a)         Summary of changes in the plan:

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	December 31,				December 31,
Year of grant	price - R$	period	price - 2010	2009	Granted	Cancelled	Exercised	2010

2004	6.78	5 years	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 years	25.02	426,401	—	(3,315)	(35,970)	387,116
2005	10.58	5 years	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 years	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 years	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 years	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 years	25.02	2,246,116	—	(46,531)	(30,549)	2,169,036
2010	29.12	5 years	25.02	—	1,208,576	(23,590)	—	1,184,986
				9,034,700	1,208,576	(173,015)	(419,920)	9,650,341

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	December 31,				December 31,
Year of grant	price - R$	period	price - 2009	2008	Granted	Cancelled	Exercised	2009

2003	2.65	5 years	20.64	62,106	—	—	(62,106)	—
2004	6.78	5 years	20.64	1,349,859	—	—	(243,130)	1,106,729
2005	10.58	3 years	20.64	470,263	—	(5,555)	(38,307)	426,401
2005	10.58	5 years	20.64	1,155,565	—	—	(48,297)	1,107,268
2006	12.86	5 years	20.64	1,839,817	—	(7,097)	(150,104)	1,682,616
2007	17.50	5 years	20.64	1,455,728	—	(12,079)	(106,889)	1,336,760
2008	26.19	5 years	20.64	1,180,300	—	(13,477)	(38,013)	1,128,810
2009	14.91	5 years	20.64	—	2,285,238	(35,529)	(3,593)	2,246,116
				7,513,638	2,285,238	(73,737)	(690,439)	9,034,700

				Quantity of shares
				Balance on				Balance on
	Exercise	Vesting	Average market	January 01,				December 31,
Year of grant	price - R$	period	price - 2008	2008	Granted	Cancelled	Exercised	2008

2003	2.65	5 years	26.49	2,356,866	—	(47)	(2,294,713)	62,106
2004	6.78	5 years	26.49	1,414,594	—	(39,694)	(25,041)	1,349,859
2005	10.58	3 years	26.49	837,612	—	(11,596)	(355,753)	470,263
2005	10.58	5 years	26.49	1,215,248	—	(41,732)	(17,951)	1,155,565
2006	12.86	5 years	26.49	1,894,160	—	(33,723)	(20,620)	1,839,817
2007	17.50	5 years	26.49	1,531,098	—	(66,782)	(8,588)	1,455,728
2008	26.19	5 years	26.49	—	1,202,974	(19,621)	(3,053)	1,180,300
				9,249,578	1,202,974	(213,195)	(2,725,719)	7,513,638

As of December 31, 2010, the Company has a total of 10.288.314 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

b) Status of the plan as of December 31, 2010:

	Grant
	2004	2005	2006	2007	2008	2009	2010	Average
Total options granted	988.582	1.319.797	1.624.621	1.280.299	1.083.020	2.169.036	1.184.986
Exercise price- R$	6,78	10,58	12,86	17,50	26,19	14,91	29,12	16,49
Fair value of options on the granting date - R$ per option (*)	1,92	1,11	4,33	7,64	10,55	6,98	13,07	6,45
Average exercise period on the grant date (years)	5,00	5,00	5,00	4,90	4,89	4,87	4,86	4,93

(*) Calculated considering the model of Black-Scholes.

The percentage of interest dilution, in which, eventually, the shareholders can be diluted in case of all options being exercised, is approximately 0.8%.

The long-term incentive plans costs recognized in the net income was R$ 13,730 in 2010 (R$ 10,001 in 2009).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.95%	57.81%	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award.  The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 12, 2010, an award of approximately US$11.8 million (R$ 20.81 million) was granted to participants under the EIP for 2010 performance.  The Company issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan.  This award is being accrued over the vesting periods.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP.  All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. At December 31, 2010, there were 2,577,470 cash-settled SARs, 1,397,701 stock options, and 428,489 phantom shares outstanding under the LTIP.  These awards are being accrued over the vesting period.

An award valued at approximately US$10.6 million (R$24.54 million) was earned by participants pursuant to the long-term incentive plan in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock.  On March 5, 2009, the Company issued 2,002,116 options as part of this award.

On August 30, 2010, Gerdau S.A. indirectly acquired all of the outstanding common shares of the Company not already owned, directly or indirectly, by Gerdau S.A.  In connection with the acquisition, all outstanding Options, SARs, PSUs, RSUs, and Phantom Shares as well as shares under the amended and restated employment agreement of the Company’s President and Chief Executive (the “Executive”) were converted to awards in respect of American Depository Shares of Gerdau S.A. (“ADS”), which represents the right to receive one preferred share of Gerdau S.A.  The conversion was based on the relative value of a common share of the Company to an ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the award at the time of the exchange.  A conversion factor was applied of 0.7993 (the “conversion factor”), equal to the final closing price of a common share of the Company on the New York Stock

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

Exchange (“NYSE”) divided by the closing price of an ADS on the NYSE on August 27, 2010, the last trading day for the Company’s common shares.

All amounts (e.g. grants, exercises, forfeitures, weighted average fair value, fair value, etc.) disclosed in this footnote regarding share-based activity prior to August 30, 2010 (the “modification date”) are on a pre-conversion basis in respect of the Company’s common shares.  All amounts disclosed related to activity after the modification date are on a post-conversion basis in respect of ADSs.

Modification expenses for equity-settled awards are recognized if the effect of the modification increases the total fair value of the equity-settled awards or is otherwise beneficial to the employee.  The incremental fair value granted is the difference between the fair value of the modified equity award and that of the original award, both estimated at the date of modification.  If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the remaining vesting period while the original grant date fair value of the original equity award continues to be recognized in accordance with the original vesting period.  If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The modification date fair value of all of the Company’s equity settled awards was less than the fair value of the original awards at the modification date.  As such, no incremental expense was recognized by the Company. The modification did not impact the Company’s classification of equity-settled and cash-settled awards.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADSs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period.  On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADSs or a cash payment equal to the fair market value of the ADSs less the exercise price. The exercise price is set at the closing price of the underlying reference shares on the date of grant. SARs vest over a four to five year period and expire ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. The Company has both equity-settled and cash-settled SARs.  For SARs accounted for as equity-settled, the fair value is estimated only at the date of grant.  For SARs accounted for as cash-settled, the fair value is remeasured at each balance sheet reporting date.

The grant date fair value of equity-settled SARs granted during the year ended December 31, 2010 was US$3.72 (R$ 6.2) and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

2010
Dividend yield	2.77%
Volatility in the price of the share	60.99%
Free rate of return risk	2.81%
Expected period to maturity	6.51 years

For equity-settled SARs which were modified during the year ended December 31, 2010, the modification date fair value was $6.40 (R$ 10.66). The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

2010
Dividend yield	2.95%
Volatility in the price of the share	53.63%
Free rate of return risk	1.77%
Expected period to maturity	6.04 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions.  Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs give the holder the right to receive a specified number of ADSs at the specified vesting date. As determined by the Company, the RSUs vest over a five-year period. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by Gerdau S.A. on its ADSs at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the RSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of an RSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of RSUs was US$ 7.89 (R$ 13.15) for RSUs granted during the year ended December 31, 2010.

During the year ended December 31, 2010, all RSUs were converted to awards in respect of ADSs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Performance Share Units (PSUs)

PSUs give the holder the right to receive one ADS for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Gerdau S.A. on its ADSs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted that cliff vest in 5 years depends upon the Company’s performance over the performance period against pre-established performance goals. Compensation expense related to each PSU grant was recognized over the performance period based upon the fair value of the PSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of a PSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of PSUs was $7.89 (R$ 13.15) for PSUs granted during the year ended December 31, 2010.

During the year ended December 31, 2010, all PSUs were converted to awards in respect of ADSs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted under the EIP during the year ended December 31, 2010.  The grant date fair value of stock options granted under the long-term incentive plans during the year ended December 31, 2009 was US$ 1.59 (R$ 2.77). The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below.

2009
Expected dividend yield	3.10%
Expected volatility	62.95%
Risk-free interest rate	1.99%
Expected life	6.25 years

During the year ended December 31, 2010, all of the Company’s stock options were converted to awards in respect of ADSs (based on the conversion factor).  The Company revalued the original awards at the modification date and also fair valued the new awards at the modification date.  Both values were derived using the Black-Scholes option-pricing model.  The modification date fair value of the new awards was less than the fair value of the original awards at the modification date.  As such, no incremental expense was recognized by the Company.

The summary of stock option activity prior to the modification date was as follows ($000s):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

	2010			2009			2008
		Average market			Average market			Average market
		price in the year			price in the year			price in the year
	Number of shares	US$	R$	Number of shares	US$	R$	Number of shares	US$	R$
Available at beginning of the year	2,828,498	5.79	9.65	1,307,036	9.13	15.90	1,287,669	5.92	13.84
Options Granted	—	—	—	2,002,116	3.48	6.06	379,564	15.86	37.06
Options Exercised (a)	(299,589)	3.09	5.15	(108,590)	1.98	3.45	(324,847)	3.67	8.58
Options Cancelled	(355,194)	5.11	8.51	(372,064)	6.18	10.76	(23,350)	11.57	27.04
Exchange for options of Gerdau S.A.	(2,173,715)	10.99	18.31	—	—	—	(12,000)	21.89	51.16
Available at the end of the year	—	—	—	2,828,498	5.79	10.08	1,307,036	9.13	21.34

Shares exercised	—			665,320			583,464

(a) The weighted-average exercise price was computed based on the date of exercise.

The summary of stock option activity after the modification date was as follows ($000s):

	2010
		Average market
		price in the year
	Number of shares	US$	R$
Available at beginning of the year	—	—	—
Replacement options (referenced to Gerdau S.A. ADSs)	1.737.318	7,86	13,10
Options Granted	—	—	—
Options Exercised (b)	(96.727)	4,11	6,85
Options Cancelled	—	—	—
Available at the end of the year	1.640.591	8,08	13,46

Shares exercised	712.272	10,15	16,91

(b) The weighted-average exercise price was computed based on the date of exercise.

The following table summarizes information about options outstanding at December 31, 2010:

			Average price of		Number
	Quantity	Average period of	the year		exercisable at
Exercise price range	available	grace (in years)	US$	R$	December 31, 2010
US$ 1.73 to US$ 4.35 (R$ 2.88 to R$ 7.25)	1,077,203	7.1	4.02	6.70	320,030
US$ 11.89 (R$ 19.81)	338,966	5.9	13.19	21.98	276,589
US$ 19.84 (R$ 33.06)	224,422	7.2	19.84	33.06	115,653
	1,640,591				712,272

During the years ended December 31, 2010 and 2009, the compensation costs recognized by the Company for all equity-settled awards were US$ 2.7 million (R$ 4.5 million) and US$ 1.0 million (R$ 1.74 million), respectively. The Company recorded compensation expense of US$ 9.3 million (R$ 15.5 million) and US$ 5.5 million (R$ 9.58 million), respectively, related to cash-settled awards for the years ended December 31, 2010 and 2009.

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau MacSteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Common Share at the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais – R$, unless otherwise stated)

date the award of phantom stock is made, based in the average price of Common Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 1.1 million (R$ 1.83 million) was earned by participants in 2010 and was granted 44% in SARs, 37% in Performance Shares and 19% in Restrict Shares. In 2009, an award of approximately US$ 0.7 million (R$ 1.22 million) was earned by participants and was granted 80% in SARs and 20% in Phantom Stock.

Subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Restricted Shares

Dividend Yield	2,56%
Volatility in the price of share	53,25%
Free rate of return risk	1%
Expected period to maturity	3 years

SARS and Performance Shares

Dividend Yield	2,56%
Volatility in the price of share	53,25%
Free rate of return risk	1,608%
Expected period to maturity	4 years

As of December 31, 2010 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.9 million (R$ 3.17 million), and the average period for recognizing these costs was 5 years.

NOTE 26 – SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The Company segments are as follows: Brazil Operation (includes operations in Brazil, except specialty steels), North America Operation (includes all operations in North America, except those of Mexico and specialty steels - Macsteel), Latin America Operation (includes all operations in Latin America, except Brazil) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Business Segments
	2010
		North America	Latin America	Specialty Steels	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	13,013,351	8,835,777	3,487,531	6,610,887	(554,337)	31,393,209
Cost of sales	(10,179,791)	(7,997,509)	(3,021,612)	(5,312,148)	637,584	(25,873,476)
Gross profit	2,833,560	838,268	465,919	1,298,739	83,247	5,519,733
Selling expenses	(288,448)	(83,971)	(76,270)	(102,839)	(19)	(551,547)
General and administrative expenses	(855,921)	(435,400)	(161,599)	(250,046)	(102,948)	(1,805,914)
Reversal of impairment losses	—	—	—	336,346	—	336,346
Restructuring costs	—	—	—	—	—	—
Other operating income (expenses)	(3,083)	1,880	38,639	(22,003)	91,047	106,480
Equity in earnings of unconsolidated companies	—	31,450	15,624	(20,368)	12,748	39,454

Operational (Loss) income before financial income (expenses) and taxes	1,686,108	352,227	282,313	1,239,829	84,075	3,644,552
Financial income	168,903	(3,970)	36,172	229,348	(134,890)	295,563
Financial expenses	(382,927)	(256,627)	(70,538)	(226,223)	(161,318)	(1,097,633)
Exchange variations, net	130,959	29,669	20,565	(7,979)	(68,850)	104,364
Gain and losses on derivatives, net	—	—	(2,152)	10,253	4,291	12,392
Income before taxes	1,603,043	121,299	266,360	1,245,228	(276,692)	2,959,238
Income and social contribution taxes	(418,482)	26,288	(40,722)	(359,086)	290,143	(501,859)
Net income	1,184,561	147,587	225,638	886,142	13,451	2,457,379

Supplemental information:
Net sales between segments	1,882,903	135,791	—	242,683	385,897	2,647,274
Depreciation/amortization	946,413	436,488	136,433	381,289	(7,549)	1,893,074
Investments in associates and jointly-controlled entities	—	217,641	804,832	26,993	215,053	1,264,520
Total assets	13,830,985	12,718,294	5,931,001	9,964,761	446,219	42,891,260
Total liabilities	5,157,551	6,346,213	2,882,484	5,380,224	2,886,884	22,653,356

	2009
		North America	Latin America	Specialty Steels	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	10,596,318	8,293,434	3,137,088	4,777,119	(263,909)	26,540,050
Cost of sales	(7,516,373)	(7,703,052)	(3,069,705)	(4,383,848)	367,428	(22,305,550)
Gross profit	3,079,945	590,382	67,383	393,271	103,519	4,234,500
Selling expenses	(214,426)	(50,392)	(65,983)	(98,670)	(141)	(429,612)
General and administrative expenses	(754,915)	(435,418)	(183,591)	(273,916)	(66,654)	(1,714,494)
Impairment of assets	—	(165,134)	(136,491)	(770,565)	—	(1,072,190)
Reestructure costs	—	(49,238)	—	(101,469)	—	(150,707)
Other operating income (expenses)	(12,882)	(7,641)	(6,200)	80,199	34,871	88,347
Equity in earnings of unconsolidated companies	—	(15,578)	(61,840)	(37,506)	5,967	(108,957)
Operational (Loss) income before financial income (expenses) and taxes	2,097,722	(133,019)	(386,722)	(808,656)	77,562	846,887
Financial income	126,568	69,544	44,400	91,085	104,639	436,236
Financial expenses	(356,344)	(333,479)	(99,924)	(244,995)	(251,626)	(1,286,368)
Exchange variations, net	1,236,743	(76,573)	44,293	40,416	(183,996)	1,060,883
Gain and losses on derivatives, net	(22,122)	—	(4,393)	(46,673)	47,010	(26,178)
Income before taxes	3,082,567	(473,527)	(402,346)	(968,823)	(206,411)	1,031,460
Income and social contribution taxes	(770,960)	237,467	77,800	355,282	73,459	(26,952)
Net income	2,311,607	(236,060)	(324,546)	(613,541)	(132,952)	1,004,508

Supplemental information:
Net sales between segments	1,749,444	92,107	44,634	130,564	253,205	2,269,954
Depreciation/amortization	736,880	558,108	85,316	389,841	(24,826)	1,745,319
Investments in associates and jointly-controlled entities	—	258,758	814,356	17,112	109,684	1,199,910
Total assets	13,513,608	13,673,637	5,461,071	10,599,300	1,335,700	44,583,316
Total liabilities	5,565,052	6,771,622	2,270,956	5,792,095	2,178,798	22,578,523

	2008
		North America	Latin America	Specialty Steels	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	15,474,610	15,017,548	4,473,356	7,983,915	(1,041,584)	41,907,845
Cost of sales	(9,745,377)	(12,608,084)	(3,525,265)	(6,496,450)	1,147,141	(31,228,035)
Gross profit	5,729,233	2,409,464	948,091	1,487,465	105,557	10,679,810
Selling expenses	(278,672)	(46,662)	(99,529)	(54,581)	(107)	(479,551)
General and administrative expenses	(1,055,365)	(482,137)	(266,140)	(355,489)	(125,726)	(2,284,857)
Other operating income (expenses)	21,834	(19,969)	(17,140)	21,231	83,656	89,612
Equity in earnings of unconsolidated companies	—	38,233	128,676	(46,397)	2,296	122,808
Operational (Loss) income before financial income (expenses) and taxes	4,417,030	1,898,929	693,958	1,052,229	65,676	8,127,822
Financial income	187,743	51,009	14,875	160,465	69,954	484,046
Financial expenses	(462,421)	(432,082)	(186,431)	(242,744)	(297,104)	(1,620,782)
Exchange variations, net	(1,623,574)	41,880	(21,690)	(85,239)	653,047	(1,035,576)
Gain and losses on derivatives, net	34,550	(5,746)	(1,569)	(51,571)	(38,060)	(62,396)
Income before taxes	2,553,328	1,553,990	499,143	833,140	453,513	5,893,114
Income and social contribution taxes	(617,847)	(496,744)	(44,594)	(215,610)	426,579	(948,216)
Net income	1,935,481	1,057,246	454,549	617,530	880,092	4,944,898

Supplemental information:
Net sales between segments	3,958,745	137,498	22,277	156,159	845,445	5,120,124
Depreciation/amortization	821,196	592,047	112,777	401,818	(31,762)	1,896,076
Investments in associates and jointly-controlled entities	—	390,861	1,184,364	98,267	101,581	1,775,073
Total assets	13,914,090	20,461,185	6,743,450	11,926,723	6,005,066	59,050,514
Total liabilities	7,638,430	11,119,763	2,769,515	6,607,351	5,871,877	34,006,936

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2010	2010	2010	2010	2010
Net sales	15,039,852	3,487,531	11,126,942	1,738,884	31,393,209
Total assets	17,999,525	5,931,001	16,754,876	2,205,858	42,891,260

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2009	2009	2009	2009	2009
Net sales	12,436,068	3,137,088	9,465,451	1,501,443	26,540,050
Total assets	18,466,036	5,461,071	17,943,356	2,712,853	44,583,316

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2008	2008	2008	2008	2008
Net sales	17,722,933	4,473,356	16,646,108	3,065,448	41,907,845
Total assets	22,835,815	6,743,450	25,175,757	4,295,492	59,050,514

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

The IFRS standard requires that the Company disclose the revenue per product unless the information is not available and the cost to obtain it would be excessive. Additionally, the management does not consider this information useful for its decision making process, because it would aggregate sales for different markets with different currencies, subject to the effects of exchange rate variances. Pattern of steel consumption and price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, thus the information would not be useful and would not serve to conclude about historical trends and evolutions. According to this scenario and considering that the information of revenue by product is not maintained on a consolidated basis and the cost to obtain the revenue per product would be excessive comparing to the benefits of the information, the Company does not present the revenue by product. The Company has evaluated its systems recently and has come to the conclusion that in order to be able to consolidate its Net Revenues by products it would have to undergo sizable amounts of man-hours of consulting and outsourcing.

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2010	2009
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	24,170,655	24,711,721
Business Interruption	Net income plus fixed expenses	5,370,143	3,471,625
Civil Liability	Industrial operations	206,672	216,686

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

The Company, took into consideration the items below to perform its impairment test of goodwill and other long-lived assets in December 2010:

•                  Global steel market;

•                  Level of demand for Company products;

•                  Recovery of world economy.

28.1 Goodwill impairment test

The goodwill impairment test allocated to the operating segments is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has four operating segments, which represent the lowest level in which the goodwill is monitored by the Company. The composition of goodwill by segment is presented in Note 12.

In the second quarter of 2009, the Company performed an impairment test for the goodwill allocated to its operating segments Specialty Steel and North America, because of the negative impact brought by the economic crisis to those segments. The analysis performed identified an impairment loss of R$ 201,657 to the Special Steel segment, in the second quarter of 2009. In the North American segment did not present impairment of goodwill in the second quarter test. The test conducted for all segments in December 2009 showed no further loss for the non recoverability of goodwill.

In December 2010, the Company performed an impairment test for the goodwill on the segments and it was not identified impairment loss for the year.

The projection period for the December 2010 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America, Specialty Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 11.25% p.a. to the North America segment (12.50% in December, 2009), 12.5% p.a. to the Specialty Steel segment (13.30% in December, 2009), 12.75% p.a. to Latin America segment (13.50% in December, 2009) and 13.0% p.a. to the Brazil segment (13.8% in December, 2009).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 2,126.7 million to the North America segment (R$ 1,208.7 million in December 2009), R$ 2,738.7 million to the Specialty Steel segment (R$ 1,791.7 million in December 2009), R$ 113.3 million to the Latin America segment (R$ 778.1 million in December 2009), and R$ 4,877.7 million to the Brazil segment (R$ 9,142.6 million in December 2009).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 1,378.5 million to the North America segment (R$ 712.6 million in December 2009), R$ 2,293.2 million to the Specialty Steel segment (R$ 1,381.9 million in December 2009), R$ 3,659.1 million to the Brazil segment (R$ 8,085.6 million in December 2009) and an recoverable amount lower than the book value in R$ 182.8 million (recoverable amounts that exceed the book value in R$ 505.5 million in December 2009).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 1,646.3 million to the North America segment (R$ 897.9 million in December 2009), R$ 2,444.2 million to the Specialty Steel segment (R$ 1,532.8 million in December 2009), R$ 4,072.9 million to the Brazil segment (R$ 8,495.0 million in December 2009) and an recoverable amount lower than the book value in R$ 74.9 million for Latin America segment (recoverable amounts that exceed the book value in R$ 604.5 million in December 2009).

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

The Company also performed impairment tests to other intangible assets in the second quarter of 2009, due do the reduction in the value of customers relationship due to the weak demand originated by the economic difficulties of the automotive industry and as a result of that impairment was recognized in the second quarter in the Specialty Steel segment related to other intangible assets totaling R$ 304,425. No impairment related to other intangible assets was recognized in the other quarters of 2009.

In the second quarter of 2009, the Company recognized impairment related to investments in associates and jointly-controlled entities in the Specialty Steel segment totaling R$ 46,092. No impairment related to investments in associates and jointly controlled entities was recognized in the other quarters of 2009.

During the third and fourth quarters of 2009, the operating segments Specialty Steel and North America had improvements in its main indicators, and the tests conducted for all segments in December 2009 showed no further impairment of others long-lived assets.

In the fourth quarter of 2010, due to the interruption of activities in one of the plants and mainly due to the lack expectation of restart the operations on this unit, the tests identified impairment on Specialty Steel plant in the amount of R $ 68,008.

In addition, the Company also in the specialty steel segment reversed Impairment due to restart the production process in one unit, which had impairment losses recognized in 2009, totaling R $ 218,391. The recoverable amount on fixed assets was defined based on present value, with a discount rate used on impairment test of 12.5% (13.30% in December 2009), in a total of R$ 188,163. The consideration of losses and reversal of recognized losses on fixed assets affected the account “Impairment of assets reversal” in the consolidated income statement. The counter entry for the losses and for the reversal recognized in fixed assets impact in the account “Reversal of impairment losses” in consolidated financial statements.

In the fourth quarter of 2010, also in the Special Steel segment, the Company reverses impairment losses for other intangible assets, due to the reestablishment of the customer relationships value because of the resumption of automotive industry demand, which suffered impairment recognized in 2009, in a total of R$ 304,425. The impairment tests for intangible assets identified the needs to reverse this impairment in a total of R$ 216,191, which is based on the recovery of their customer portfolio, related to the automotive industry. The other intangible assets recoverable amount is their book value and the discount rate used on the impairment test was 12.50% (13.3% in December 2009). The counter entry for the losses and for the reversal recognized in other intangible assets impact in the account “Reversal of impairment losses” in consolidated financial statements.

Despite the circumstances considered in the test indicates an improvement in the economic and steel context, futures uncertainty in the market remain. Therefore, the Company believes that the scenarios used in the impairment test,

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

performed in December are the best estimate for the results and future cash generation for each segment. The Company will continue to monitor the results in 2011, which will indicate the reasonableness of future projections utilized.

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IFRS, the Consolidated Income Statement by nature of expenses is as follows:

	2010	2009	2008
Depreciation and amortization	(1,893,074)	(1,745,319)	(1,896,076)
Expenses with personnel	(4,221,780)	(3,614,853)	(4,230,848)
Raw material and materials and consumption material	(18,246,980)	(15,518,869)	(23,127,829)
Freights	(1,560,456)	(1,183,220)	(1,764,193)
Reversal (impairment) of assets	336,346	(1,072,190)	—
Restructuring costs	—	(150,707)	—
Others expenses	(2,202,167)	(2,299,048)	(2,883,885)
	(27,788,111)	(25,584,206)	(33,902,831)

Classified as:
Cost of sales	(25,873,476)	(22,305,550)	(31,228,035)
Sales expenses	(551,547)	(429,612)	(479,551)
General and administrative expenses	(1,805,914)	(1,714,494)	(2,284,857)
Reversal (impairment) of assets	336,346	(1,072,190)	—
Restructuring costs	—	(150,707)	—
Other operating income	207,320	190,157	205,676
Other operating expenses	(100,840)	(101,810)	(116,064)
	(27,788,111)	(25,584,206)	(33,902,831)

NOTE 30 — FINANCIAL INCOME

The amounts recorded as “Financial Income” include income from short-term investments in the amount of R$ 174,622 (R$ 254,292 in 2009) and interest income and other financial incomes in the amount of R$ 120,941 (R$ 181,944 in 2009).

The amounts recorded as “Financial Expenses” include Interest on the debt in the amount of R$ 919,594 (R$ 992,693 in 2009) and monetary variation and other financial expenses in the amount of R$ 178,039 (R$ 293,675 in 2009)

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and obligations in foreign currency. Net exchange variation totaled an income of R$ 104,364 in 2010 (revenue of R$ 1,060,883 in 2009).

The gains and losses on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. In 2010, the gains and losses with derivatives, net totaling in an expense of R$ 12,392 (expenses of R$ 26,178 in 2009).

NOTE 31 — SUBSEQUENT EVENTS

I) On February 02, 2011, the Board of Directors authorized the Company to acquire shares of its own issuance in order to attend the Long-Term Incentive Plan, as well as other commitments related to the shares granted by Gerdau Ameristeel plan, using resources supported by retained earnings. On April 02, 2011, the shares acquisition was concluded with 3,100,000 preferred shares acquired, in a total of R$ 70,153.

II) On February 10, 2011, the Company performed the exchange of Gerdau S.A. shares assigned in substitution to the rights of Prontofer and Villares shareholders in the proportion of one common or preferred share issued by Gerdau S.A. for

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2010, 2009 and 2008

(in thousands of Brazilian reais — R$, unless otherwise stated)

each 22,247601 membership interests in Prontofer held and one preferred share issued by Gerdau S.A. for each 24 common share issued by Villares S.A..

III) On March 02, 2011, the Company announced investment of R$ 2.47 billion to expand the steel and rolled production at the Company’s Cosigua mill located in the Industrial District of Santa Cruz in the state of Rio de Janeiro. The unit’s steel production capacity will be expanded by 50% to reach 1.8 million tonnes per year. A new wire rod and rebar rolling mill with annual installed capacity of 1.1 million tonnes will also be installed, in two stages. The investments, which comply with the most stringent environmental standards, also include the installation of all infrastructure required for expanding the industrial unit.

IV) On March 03, 2011, the Company announced that its current measured, indicated and inferred mineral resources total 2.9 billion tonnes of iron ore, up from the 1.8 billion tonnes announced previously. This increase is due to (i) the new assessments recently conducted of the volumes and iron content of the mineral resources; and (ii) the acquisition of additional areas of land. In this context, and in view of the outlook for commodities in the international market, especially iron ore, the Board of Directors, in a meeting held on March 1, 2011, determined that the Management should conduct further studies to explore alternatives for monetizing part of these resources by evaluating various strategic options.

********************************