Form 20-F
period 2011-12-31
GERDAU S.A.
filed 2012-04-23
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2011 was:

573,627,483 Common Shares, no par value per share
1,146,031,245 Preferred Shares, no par value per share

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

(xi)                              “Brazil BO” means Brazil Business Operation, “North America BO” means North America Business Operation, “Latin America BO” means Latin America Business Operation, “Specialty Steel BO” means Specialty Steel Business Operation.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The investments in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investments in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investments in the holding company Multisteel Business Holdings Corp., in which the Company holds a 49% stake, which holds 99.13% of the capital stock of Industrias Nacionales, C. por A. (INCA), in Dominican Republic, the investments in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investments in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investments in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake, the investments in Kalyani Gerdau Steel Ltd., in India, in which the Company holds an 80.57% stake, and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, are accounted for using the equity method.

Unless otherwise indicated, all information in this Annual Report is stated for December 31, 2011.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3. KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2011, 2010, 2009, 2008 and 2007 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2011	2010	2009	2008	2007
NET SALES	35,406,780	31,393,209	26,540,050	41,907,845	30,613,528
Cost of sales	(30,298,232)	(25,873,476)	(22,305,550)	(31,228,035)	(23,326,075)

GROSS PROFIT	5,108,548	5,519,733	4,234,500	10,679,810	7,287,453
Selling expenses	(603,747)	(551,547)	(429,612)	(479,551)	(426,765)
General and administrative expenses	(1,797,937)	(1,805,914)	(1,714,494)	(2,284,857)	(1,884,405)
Reversal of impairment (impairment) of assets	—	336,346	(1,072,190)	—	—
Restructuring costs	—	—	(150,707)	—	—
Other operating income	195,015	207,320	190,157	205,676	110,721
Other operating expenses	(85,533)	(100,840)	(101,810)	(116,064)	(282,679)
Equity in earnings (losses) of unconsolidated companies, net	62,662	39,454	(108,957)	122,808	118,399

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,879,008	3,644,552	846,887	8,127,822	4,922,724
Financial income	455,802	295,563	436,236	484,046	810,137
Financial expenses	(970,457)	(1,097,633)	(1,286,368)	(1,620,782)	(1,202,027)
Exchange variations, net	51,757	104,364	1,060,883	(1,035,576)	723,289
Gains and losses on financial instruments, net	(65,438)	12,392	(26,178)	(62,396)	1,170

INCOME BEFORE TAXES	2,350,672	2,959,238	1,031,460	5,893,114	5,255,293
Income and social contribution taxes
Current	(519,843)	(642,306)	(303,272)	(1,423,660)	(872,315)
Deferred	266,747	140,447	276,320	475,444	(80,012)
NET INCOME	2,097,576	2,457,379	1,004,508	4,944,898	4,302,966

ATRIBUTABLE TO:
Owners of the parent	2,005,727	2,142,488	1,121,966	3,940,505	3,549,881
No-controlling interests	91,849	314,891	(117,458)	1,004,393	753,085
	2,097,576	2,457,379	1,004,508	4,944,898	4,302,966

Basic earnings per share (1) — in R$
Common	1.22	1.50	0.79	2.83	2.68
Preferred	1.22	1.50	0.79	2.83	2.68
Diluted earnings per share (1) — in R$
Common	1.22	1.50	0.79	2.75	2.66
Preferred	1.22	1.50	0.79	2.75	2.66
Cash dividends declared per share (1) — in R$
Common	0.35	0.44	0.25	0.79	0.63
Preferred	0.35	0.44	0.25	0.79	0.63

Weighted average Common Shares outstanding during the year	550,305,197	494,888,956	494,888,956	485,403,980	463,214,016 (2)
Weighetd average Preferred Shares outstanding during the year	1,092,338,207	930,434,530	925,676,955	905,257,476	861,908,769 (2)
Number of Common Shares outstanding at year end	573,627,483	505,600,573	496,586,494	496,586,494	463,214,016 (3)
Number of Preferred Shares outstanding at year end	1,146,031,245	1,011,201,145	934,793,732	934,793,732	871,972,082 (3)

(1) Per share information has been retroactively restated for 2007 to reflect the effect of:  (a) the stock bonus of one share for every share held approved in April 2008. Earnings per share has been computed on weighted average share outstanding during each year.

(2) The information on the numbers of shares presented above relate to the weighted average, and the year of 2007 was retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

(3) The information on the numbers of shares presented above relate to the end of year, and the year of 2007 was retroactively restated to reflect changes in numbers of shares due to the transactions described in (1) above.

	On December 31,
	2011	2010	2009	2008	2007
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	1,476,599	1,061,034	2,091,944	2,026,609	2,026,096
Short-term investments (1)	3,101,649	1,115,461	2,677,714	3,386,637	3,113,277
Current assets	17,319,149	12,945,944	14,164,686	20,775,540	15,312,973
Current liabilities	6,777,001	5,021,900	4,818,521	8,475,437	6,587,148
Net working capital (2)	10,542,148	7,924,044	9,346,165	12,300,103	8,725,825
Property, plant and equipment, net	17,295,071	16,171,560	16,731,101	20,054,747	15,827,944
Net assets (3)	26,519,803	20,147,615	22,004,793	25,043,578	16,723,208
Total assets	49,981,794	42,891,260	44,583,316	59,050,514	41,553,912
Short-term debt (including “Current Portion of Long-Term Debt”)	1,715,305	1,577,968	1,356,781	3,788,085	2,500,985
Long-term debt, less current portion	11,182,290	12,360,056	12,563,155	18,595,002	12,461,128
Debentures - short term	41,688	115,069	—	145,034	38,125
Debentures - long term	744,245	616,902	600,979	705,715	903,151
Equity	26,519,803	20,147,615	22,004,793	25,043,578	16,723,208
Capital stock	19,249,181	15,651,352	14,184,805	14,184,805	7,810,453

(1)  Include trading and available for sale.

(2)  Total current assets less total current liabilities.

(3)  Total assets less total current liabilities and less total non current liabilities.

Exchange rates between the United States Dollar and Brazilian Reais

The following table presents the exchange rates, according to the Brazilian Central Bank, for the periods indicated between the United States dollar and the Brazilian real which is the currency in which we prepare our financial statements included in this Annual Report on Form 20-F.

Exchange rates from U.S. dollars to Brazilian reais
	Period-
Period	end	Average	High	Low
April-2012 (through April, 19)	1.8867	1.8392	1.8867	1.8256
March-2012	1.8221	1.7953	1.8334	1.7152
February-2012	1.7086	1.7184	1.7376	1.7024
January-2012	1.7391	1.7897	1.8683	1.7389
December-2011	1.8758	1.8369	1.8758	1.7830
November-2011	1.8109	1.7905	1.8937	1.7270
October - 2011	1.6885	1.7726	1.8856	1.6885
2011	1.8758	1.6746	1.9016	1.5345
2010	1.6662	1.7593	1.8811	1.6554
2009	1.7412	1.9935	2.4218	1.7024
2008	2.3370	1.8375	2.5004	1.5593
2007	1.7713	1.9483	2.1556	1.7325

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2011, the Company had 573,627,483 common shares and 1,146,031,245 non-voting preferred shares outstanding.

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2007. The figures are expressed in Brazilian reais and converted into U.S. dollars on the date of the resolution approving the dividend. Dividends per share figures have been retroactively adjusted for all periods to reflect the stock dividend of one share for every share held (April 2008).

Dividend per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends payment, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock
1st Quarter 2007 (1)	05/03/2007	0.1700	0.0840
2nd Quarter 2007	08/08/2007	0.1450	0.0769
3rd Quarter 2007 (1)	11/07/2007	0.1700	0.0977
4th Quarter 2007	02/13/2008	0.1450	0.0831
1st Quarter 2008 (1)	05/12/2008	0.2050	0.1224
2nd Quarter 2008	08/06/2008	0.3600	0.2281
3rd Quarter 2008	11/05/2008	0.1800	0.0849
4th Quarter 2008	02/19/2009	0.0400	0.0172
3rd Quarter 2009 (1)	11/05/2009	0.0750	0.0435
4th Quarter 2009 (1)	12/23/2009	0.1800	0.1013
1st Quarter 2010 (1)	05/06/2010	0.1200	0.0654
2st Quarter 2010	08/05/2010	0.1400	0.0798
3st Quarter 2010 (1)	11/05/2010	0.1200	0.0714
4st Quarter 2010	03/03/2011	0.0600	0.0363
1st Quarter 2011	05/05/2011	0.0600	0.0370
2st Quarter 2011 (1)	08/04/2011	0.0900	0.0571
3st Quarter 2011	11/10/2011	0.1200	0.0681
4st Quarter 2011	02/15/2012	0.0800	0.0466

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

In 2007, the international rating agencies Fitch Ratings and Standard & Poor’s classified the Company’s credit risk as “investment grade”, which gave the Company access to financing at lower borrowing rates. Due to its acquisitions in recent years, its total debt/EBITDA ratio reached the maximum normally accepted by the agencies for an “investment grade” rating. In the first half of 2009, Standard & Poor’s put Gerdau on a CreditWatch Negative listing reflecting its views of the Company’s weakening cash flow and credit metrics in the currently challenging market environment. Considering that the market conditions have been improving since the low point of December 2008 and January 2009, Standard & Poor’s believed that the Company would have the ability to strengthen its credit metrics in the second half of 2009 reiterating its “investment grade”. The gradual recovery in the Company’s operational cash generation and the efforts to reduce its levels of indebtedness during 2010 and 2011 helped the Company to maintain its credit rating. In the beginning of December 2011, Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. With this upgrade from Moody’s, Gerdau currently has the Investment Grade of three of principal rating agencies: Fitch Ratings, Moody’s and Standard & Poor’s.

If the Company is unable to maintain its operating and financial results, it may lose its “investment grade” rating, which could increase its cost of capital and consequently adversely affect its financial condition and operating results.

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

•                  the Company may be required to adjust the level of funds available for additions to fixed assets; and

•                  Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants can be a declaration of default by the creditors of the relevant loans. Furthermore, there were R$9.4 billion of the

Company’s total indebtedness as of December 31, 2011 that are subject to cross-default provisions, with threshold amounts varying from US$10 million to US$100 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

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

By having such power, the controlling shareholder can make decisions that may conflict with the interest of the Company and other shareholders.

Non-controlling shareholders may have their stake diluted in an eventual capital increase.

If the Company decides to make a capital increase through issuance of securities, there may be a dilution of the interest of the non-controlling shareholders in the current composition of the Company’s capital.

Participation in other activities related to the steel industry may conflict with the interest of subsidiaries and affiliates.

Through its subsidiaries and affiliates, the Company also engages in other activities related to production and sale of steel products, including reforestation projects; power generation; production of coking coal, iron ore and pig iron; and fab shops and downstream operations. For having the management control in these companies, the Company’s interests may conflict with the interest of these subsidiaries and affiliates, which can even lead to new strategic direction for these businesses.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini-mills, which mills accounted for 76.6% of total crude steel output in 2011 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel sale prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices, or reductions in market supply, could adversely affect the Company’s operations.

When the prices of the raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Açominas mill, and at its Gerdau Barão de Cocais and Gerdau Divinópolis units in the state of Minas Gerais, as well as Siderperu mill, in Peru. Iron ore is also used to produce sponge iron at the Gerdau Usiba unit in the state of Bahia.

The Açominas mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. In 2011, this unit represented 49.4% of the total crude steel output (in volume) of Gerdau’s Brazilian operations. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of its Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the state of Minas Gerais, Brazil. To reduce the exposure to iron ore price volatility, we are investing in the expansion of the productive capacity of these mines, which we expect to meet 100% of the iron ore requirements of the Açominas mill by the end of 2012.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Açominas mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site, since the Açominas mill requires coking coal to produce coke in its coking facility. The coking coal used in Açominas mill is imported from Canada, the United States, Australia and Colombia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Açominas mill, and an increase in prices could reduce profit margins. The Company does not have long-term supply contracts for certain raw materials it uses.

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

A default by customers or non-receipt by the Company of claims held by financial institutions and generated by financial investment operations may adversely affect the Company’s revenues.

This risk arises from the possibility of the Company not receive amounts due to sales transactions or claims held by financial institutions generated by financial investment operations. To mitigate this risk, the Company adopts as procedures, the detailed analysis of the financial position of its customers, the establishment of a credit limit and the constantly monitoring of their balances.

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global steel demand. As a result, the Company’s financial condition and results of operations may be adversely affected.

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high risk real estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been showing gradual recovery, principally in the developing economies. The economic downturn and the unprecedented turbulence seen in the global economy had a negative impact on consuming markets, affecting the business environment with respect to the following:

•                  Decrease in international steel prices;

•                  Slump in international steel trading volumes;

•                  Crisis in automotive industry and infrastructure sectors; and

•                  Lack of liquidity, mainly in the U.S. economy.

If the Company is not able to remain competitive in these shifting markets, our profitability, margins and income may be negatively affected. Although the demand for steel products in 2010 and 2011 had shown gradual improvements, no assurance can be given that these improvements will continue through the next years. A decline in this trend could result in a decrease in Gerdau shipments and revenues.

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

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

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

The Brazilian real appreciated against the U.S. dollar by 25.5% in 2009. On December 31, 2010, the U.S. dollar/Brazilian real exchange rate was $1.00 per R$ 1.67, resulting in appreciation of 4.3% when compared to December 31, 2009. At the end of 2011 the Brazilian real had depreciated 12.6% against the U.S. dollar.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 10.5 billion at December 31, 2011, representing 76.6% of its gross indebtedness on a consolidated basis. On December 31, 2011, the Company held R$ 991 million in cash equivalents and short-term investments denominated in currencies different from Brazilian real. Significant depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais.

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

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually causing write downs on its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Since the end of 2009 and throughout 2010 and 2011, the world steel demand and prices have been improving if compared to the beginning of 2009 and the Company believes that this trend will continue throughout 2012. A material decrease in demand for steel or exports by countries not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

Less expensive imports from other countries into Brazil may adversely affect the Company’s operating results.

Steel imports in Brazil caused downward pressure on steel prices in 2010, adversely affecting sales and profit margins, especially in the fourth quarter. Competition from foreign steel producers is a threat and may grow due to an increase in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction of domestic steel demand in other markets, with these factors leading to higher levels of steel imports into Brazil at lower prices. Any change in the factors mentioned above, as well as in duties or protectionist measures could result in a higher level of imports into Brazil, resulting in pressures on the domestic prices that could adversely impact our business. During 2011, as a result of higher international prices, the domestic price premium compared to the international price was reduced, avoiding thereby the importation of long steel products and permitting a recovery in the domestic market prices which had been pressured by increased raw material costs. The Company believes that the actions adopted in the end of 2010 will reduce the exposure to this risk.

New Entrants into the Brazilian market can affect the Company’s competitiveness.

Since 2009, the intention of installing new steel production capacity in Brazil has been announced by a number of players in the industry. If effected, these installations could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices.

Our mineral resource estimates may materially differ from mineral quantities that we may be able to actually extract.

Our mining resources are estimated quantities of ore and minerals. There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. In addition, estimates of different engineers may vary. As a result, no assurance can be given that the amount of mining resources will be extracted or that they can be extracted at commercially viable rates.

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

A substantial number of our employees are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes or work stoppages have occurred in the past and could reoccur in connection with negotiations of new labor agreements or during other periods for other reasons, including the risk of layoffs during a down cycle that could generate severance costs. Moreover, we could be adversely affected by labor disruptions involving unrelated parties that may provide us with goods or services. Strikes and other labor disruptions at any of our operations could adversely affect the operation of facilities and the timing of completion and the cost of capital of our projects.

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

The Brazilian economy is also affected by international economic and market conditions, especially economic and market conditions in the United States. Share prices on the BMF&FBOVESPA, for example, have historically been sensitive to fluctuations in United States interest rates as well as movements of the major United States stocks indexes.

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

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired

40% of the capital stock of Corporación Sidenor S.A. for $219.2 million  (R$ 493.2 million), the largest long special steel producer, forged parts manufacturer and foundry in Spain, and one of the major producers of forged parts using the stamping process in that country. In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for $288.0 million (R$ 674.0 million) from LuxFin Participation S.L., its 20% interest in Corporación Sidenor. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In December 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A., had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., a subsidiary of CIE Automotive for $143.0 million (R$ 313.8 million).

In March 2006, the assets of two industrial units were acquired in the United States. The first was Callaway Building Products in Knoxville, Tennessee, a supplier of fabricated rebars to the construction industry. The second was Fargo Iron and Metal Company located in Fargo, North Dakota, a storage and scrap processing facility and service provider to manufacturers and construction companies.

In June 2006, Gerdau acquired for $103.0 million (R$ 224.5 million) Sheffield Steel Corporation in Sand Springs, Oklahoma in the USA. Sheffield is a mini-mill producer of common long steel, namely concrete reinforcement bars and merchant bars. It has one melt shop and one rolling mill in Sand Springs, Oklahoma, one rolling mill in Joliet, Illinois and three downstream units in Kansas City and Sand Springs.

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for $60.6 million (R$ 134.9 million). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 32.84% of the total capital stock, for $40.5 million, totaling $101.1 million (R$ 219.8 million). This acquisition added to the interest already acquired earlier in the year, for an interest of 83.27% of the capital stock of Siderperú. Siderperú operates a blast furnace, a direct reduction unit, with a total installed capacity of 400,000 tonnes of pig iron, a melt shop with two electric arc furnaces, two LD converters and three rolling mills.

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

In June, 2008, the parent company Metalúrgica Gerdau S.A. acquired a 28.88% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, Metalúrgica Gerdau S.A. issued debentures to be exchanged for Gerdau S.A.’s preferred shares. In December, 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación Sidenor S.A. was transferred to direct control of Gerdau S.A., for US$ 218 million (R$ 384 million), which then owned a total 58.5% stake in Aços Villares S.A. In December 30, 2010, Gerdau S.A. and Aços Villares S.A. shareholders approved the merger into Gerdau S.A. of Aços Villares S.A.

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

On December 30, 2010, the shareholders of Gerdau S.A. and Aços Villares S.A. approved the merger of Aços Villares S.A. with Gerdau S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the Brazilian stock exchange. Following the issue of new shares under the merger, on February 30, 2011, the capital stock of Gerdau S.A. was represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing installations and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel Association, in 2010 (last information available), 28.7% of the total crude steel production in the world was through mini-mill process and the remaining 71.3% was through the integrated process.

Crude Steel Production by Process in 2010*

	Crude Steel Production (in million	Production by Process (%)
Country	tonnes)	Mini-mill	Integrated
World	1,395	28.7%	71.3%
China	627	9.8%	90.2%
Japan	110	21.8%	78.2%
U.S.A.	81	61.3%	38.7%
Russia	67	26.9%	73.1%
India	67	59.8%	40.2%
S. Korea	58	41.6%	58.4%
Germany	44	30.2%	69.8%
Ukraine	33	4.5%	95.5%
Brazil	33	23.8%	76.2%

Source: worldsteel/monthly statistics

*Last information available

Over the past 15 years, according to World Steel Association, total annual crude steel production has grown from 799 million tonnes in 1997 to 1,527 million tonnes in 2011, for an average annual increase of 4.3%, with a large part of this growth occurring after 2000.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 6.8% from 1,429.9 million tonnes in 2010 to 1,526.9 million tonnes in 2011, triggered mainly by steel production recovery in nearly all the major steel producing countries and regions including South America, Asia and Middle East.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China’s crude steel production in 2011 reached 695.5 million tonnes, an increase of 8.9% over 2010. This was a record annual crude steel production figure for a single country. China’s share of world steel production continued to grow, producing in 2011 45.6% of world total crude steel.

Crude Steel Production by Country in 2011 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 988.2 million tonnes of crude steel in 2011, an increase of 7.9% compared to 2010, its share of world steel production amounted to 64.7% in 2011. Japan produced 107.6 million tonnes in 2011, a decrease of 1.8% on 2010. India’s crude steel production was 72.2 million tonnes in 2011, a 5.7% increase compared with 2010. South Korea showed an increase of 16.2%, produced 68.5 million tonnes in 2011.

The EU-27 where all major steel producing countries including Germany, Italy and France showed an increase of 2.8% compared to 2010, produced 177.4 million tonnes of crude steel in 2011.

In 2011, crude steel production in North America was 118.9 million tonnes, an increase of 6.8% compared with 2010. The United States produced 86.2 million tonnes of crude steel, 7.1% higher than 2010.

The CIS showed a crude steel production increase of 4.0% in 2011. Russia produced 68.7 million tonnes of crude steel, an expansion of 2.7%, while Ukraine recorded an increase of 5.7% with year-end figures of 35.3 million tonnes.

The Brazilian Steel Industry

Since 1940, steel has been of vital importance to Brazil’s economy. For approximately 50 years, the Brazilian government held a monopoly in the production of flat steel products via the state-owned company Siderúrgica Brasileira S.A. (SIDEBRÁS). But the Brazilian government did not hold a monopoly in the non-flat steel industry, traditionally composed mainly of small private companies. The principal integrated producers of flat steel products operated as semi-independent companies under the control of SIDEBRÁS. During the 1970s, the government invested heavily to give Brazil a steel industry capable of fueling the country’s industrialization process. After a decade of practically no investments in this industry, the government selected steel as the first industry to be sold in the privatization process that began in 1991.

In 2011, Brazil maintained its position as the world’s 9th largest producer of crude steel, with a production of 35.2 million tonnes, a 2.3% share of the world market and 72.7% of the total steel production in Latin America during that year.

Total sales of Brazilian steel products were 31.7 million tonnes in 2011, 29.5 million tonnes in 2010 and 25.0 million tonnes in 2009, exceeding domestic demand of 25.2 million in 2011, 26.6 million tonnes in 2010 and 18.7 million tonnes in 2009. In 2011, total steel sales in the domestic market increased 3.3% compared to 2010, from 20.2 million tonnes to 20.9 million tonnes.

The breakdown of total sales of Brazilian steel products in 2011 was 62.1% or 19.7 million tonnes of flat steel products, formed by domestic sales of 11.3 million tonnes and exports of 8.4 million tonnes. The other 37.9% or 12.0 million tonnes represented sales of long steel products, which were formed by domestic sales of 9.6 million tonnes and exports of 2.4 million tones.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

(*) Preliminary figures

Source: IABr - Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2010, Brazilian GDP increased by 3.8%, grew by 7.5% in 2010 and decreased by 0.6% in 2009. Per capita crude steel consumption in Brazil increased from 89 kilos in 2005 to 134 kilos in 2011, which is still considered low compared to the levels in developed countries.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2011, Brazilian steel exports totaled 10.8 million tonnes, representing 34.1% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 7.3 million tonnes in 2011, 5.5 million tonnes in 2010 and 4.7 million tonnes in 2009, representing 67.6%, 59.8% and 54.7% of Brazil’s total exports of steel products, respectively.

Production and Apparent Demand for Steel Products (million tonnes)

Source: worldsteel/Short Range Outlook

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2011, imports reduced to 3.8 million tones, representing 15.1% of apparent domestic consumption.

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

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Additionally, through the same time period, the domestic U.S. market experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. During 2010 and 2011, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the automotive sector.

Company Profile

Gerdau S.A. is a company of the Gerdau Group, mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Chile, Colombia, Spain, United States, Guatemala, India, Mexico, Peru, Dominican Republic, Uruguay and Venezuela.

Gerdau is the leading producer of long steel in the Americas and one of the main suppliers of special long steel in the world. With over 45,000 employees, Gerdau has industrial activities in 14 countries - operating in the Americas, Europe, and Asia - presenting a combined annual installed production capacity of over 25 million tons of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tons of scrap into steel every year. With over 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges. To achieve increasing levels of profitability, the Company integrates its supply chain through a network of mills, service centers, fab shops and downstream units and distribution channels strategically positioned in the main consumption centers.

According to the Brazilian Steel Institute (IABr - Instituto Aço Brasil), Gerdau is Brazil’s largest producer of long rolled steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and has been classified by World Steel Association as the world’s 13th largest steel producer based on its consolidated crude steel production in 2010.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates four integrated steel mills, including its largest mill, Açominas mill, an integrated steel mill located in the state of Minas Gerais. The Company currently has a total of 60 steel producing units globally, including jointly controlled entities and associate companies. The jointly controlled entity includes a unit located in the United States for the production of flat rolled steel and another unit in India. The associate companies are Aceros Corsa in Mexico; Corporación Centroamericana del Acero in Guatemala; and INCA in the Dominican Republic.

As of December 31, 2011, total consolidated installed capacity, excluding the Company’s investments in jointly controlled entities and associate companies, was 25.3 million tonnes of crude steel and 21.3 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 50.0 billion, consolidated net sales of R$ 35.4 billion, total consolidated net income (including non-controlling interests) of R$ 2.1 billion and shareholders’ equity (including non-controlling interests) of R$ 26.5 billion.

Gerdau offers a wide array of steel products, which are manufactured according to an extensive variety of customer specifications. Its product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry such as rods and structural bars, finished products for industry such as commercial rolled steel bars and machine wire and products for farming and agriculture such as poles, smooth wire and barbed wire. Gerdau also produces special steel products utilizing advanced technology and normally with a certain degree of customization for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

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

The Company’s operating strategy is based on the acquisition or construction of steel mills located close to its customers and sources of the raw materials required for steel production, such as scrap metal, pig iron and iron ore. For this reason, most of its production has historically been geared toward supplying the local markets in which it has production operations. However, the Company also exports an important portion of its production to other countries.

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

In 2008, the Company’s Board of Directors approved the proposal of the Gerdau Executive Committee (the chief operating decision maker) related to the new governance of the Company, which established a new business segmentation, as follows:

•                  Brazil (Brazil Business Operation) — includes Brazil’s operations, except special steel;

•                  North America (North America Business Operation) — includes all North American operations, except Mexico and special steel;

•                  Latin America (Latin America Business Operation) — includes all Latin American operations, except for Brazil;

•                  Special Steel (Special Steel Business Operation) — includes the special steel operations in Brazil, Spain and the United States.

Açominas and Long Steel Brazil, previously treated as separate segments, are now reported as a single operating segment since most of their operational support areas are integrated. This means in practical effect that Long Steel Brazil sells part of the Açominas products to the domestic and export markets. In the same way, Açominas’s purchasing department is responsible for buying all of Long Steel Brazil’s iron ore needs. Furthermore, numerous other services are shared by them, including Human Resources, Information Technology, Accounting, Domestic and Export Sales, Tax and Financial departments. These are examples of the extent of integration of these operations and why the Company decided to change its governance and aggregate the information the chief operating decision maker uses to manage the business. The chief operating decision maker is no longer monitoring individual information about Açominas and Long Steel Brazil, but rather information concerning a unified operating segment styled Operation Brazil. For comparison, information as of December 31, 2008 and 2007 was modified with respect to the information originally reported in order to consider the same criteria established by the new business segmentation established by the Gerdau Executive Committee.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments*

Gerdau S.A. Consolidated Shipments by Business Operations (**)	Year ended December 31,
(1,000 tonnes)	2011	2010	2009
TOTAL	19,164	17,363	13,987
Brazil	7,065	6,646	5,175
North America	6,528	5,742	4,935
Latin America	2,641	2,211	2,015
Special Steel	2,930	2,764	1,862

(*) The information includes intercompany eliminations inside each business operation.

(**) The information does not include data from jointly controlled entities and associate companies.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (*)	Year ended December 31,
(R$ million)	2011	2010	2009
TOTAL	35,407	31,393	26,540
Brazil	13,532	13,013	10,596
North America	10,811	8,836	8,293
Latin America	4,383	3,487	3,137
Special Steel	7,516	6,611	4,777
Intercompany Eliminations	(835)	(554)	(264)

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

In the Brazil Business Operation, sales volume in 2011 increased by 6.3% from 2010. Domestic sales volume grew by 7.3%, influenced by good demand in the civil construction industry. In the Brazil Business Operation, the civil construction industry has played an important role in maintaining the demand. According to Sinduscon, the civil construction industry’s GDP is expected to grow by 5% in 2012, which indicates a strong demand in this industry in the Brazilian market.

In 2011, approximately 28.2% of the production sold in Brazil was distributed through Comercial Gerdau, the Company’s largest distribution channel, with 82 stores throughout Brazil, 40 fabricated reinforcing steel facilities (Prontofer) and four flat steel service centers, serving more than 122,000 customers in the year. Another important distribution channel is the network of more than 26,000 points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Company employees and authorized sales representatives working on commission. This Business Operation has annual crude steel installed capacity of 9.1 million tonnes and 5.3 million tonnes of finished steel products.

North America Business Operation

The Company operates in North America through Gerdau Ameristeel. The North America Business Operation has annual manufacturing capacity of 9.9 million tonnes of finished steel products. It has a vertically integrated network of 19 steel units and one jointly controlled entity for the operation of a mini-mill, 22 scrap recycling facilities, 12 downstream operations (including three jointly controlled entities) and 48 fab shops. North America Business Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

This Business Operation operates mills and downstream. The mills manufacture and market a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills also produce rebar, merchant bars, rod and special bar quality products used by the downstream and transfer these products at an arm’s length market price to the downstream. The downstream comprises secondary value-added steel businesses and consists of fabrication of rebars, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and wire drawing.

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

At the North America Business Operation, despite the sharp drop-off in sales in 2009, a gradual recovery in demand was observed, as indicated by the 16.4% increase in sales volume in 2010 from 2009 and 13.7% increase in 2011 compared to 2010. The manufacturing industry was the main driver of the recovery in shipments. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, remained above 50, indicating growth. The infrastructure and non-residential segments continue to present stable demand.

The North America Business Operation accounted for 34.1% of overall Gerdau shipments, reaching 6.5 million tonnes in 2011. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin America Business Operation

The Latin America Business Operation comprises 17 steel units (including jointly controlled entities and associate companies), 39 retail facilities, 17 fab shops (including jointly controlled entities and associate companies) and 10 scrap processing facilities (including associate companies) located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 3.0 million tonnes of finished steel products. The Latin American operation accounted for 13.8% of overall Gerdau shipments, representing 2.6 million tonnes of finished products in 2011, a 19.4% increase compared with 2010. All the countries in this business operation had an increase in its shipments in 2011 when compared to 2010. The main representative countries in the Latin America Business Operation are Chile, Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

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

Colombia - Diaco was acquired in September 2005, which the Company believes to have a market share of 33.7% of the Colombian common long steel market. The Company believes it to be the largest producer of steel and rebar in Colombia, selling its products through distributors and clients (end-users) in civil construction, industry and others. Colombian units have annual installed capacity of 550,000 tonnes of crude steel and 650,000 tonnes of rolled products.

Peru - Siderperú was acquired in June of 2006 and is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 400 clients in the construction, manufacturing and mining sectors and has more than 160 distributors. Siderperú has annual installed capacity of 650,000 tonnes of crude steel and 960,000 tonnes of rolled products.

Mexico - Located in the Mexico City metropolitan area, Sidertul produces rebars and structural shapes, with its products primarily used in the domestic market. The Company sells its products to clients and distributors from the construction and manufacturing sectors. Sidertul sells products to around 200 clients and has annual installed capacity of 500,000 tonnes of crude steel and 430,000 tonnes of rolled products.

Special Steel Business Operation

The Special Steel Business Operation is composed of the operations in Brazil (Charqueadas, Pindamonhangaba, Mogi das Cruzes and Sorocaba), in the United States (MacSteel) and Spain (Corporación Sidenor). This operation, in partnership with its customers, produces engineering steel (SBQ), tool steel,  stainless steel, rolling mill rolls, large forged and casted engineering pieces. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as micro-alloyed steel for high-power and low-emissions diesel engines, clean steel for application in bearings, and steel with improved machining characteristics that allows higher machining speeds and lower tooling replacement, among others.

The Special Steel Business Operations recorded an increase of 6.0% in sales volume in 2011 from the prior year.  The increase is mainly due to the economic recovery in the regions where we operate.  The sales volume increase was stronger in the United States and Spain.

In Brazil, Gerdau special steel operations are located in Rio Grande do Sul (Charqueadas) and in São Paulo (Pindamonhangaba, Mogi das Cruzes and Sorocaba). The special steel units in Brazil have a combined annual capacity of 1.4 million tonnes of crude steel and 1.4 million tonnes of rolled products, which is sold in the domestic and export markets. The operation in Brazil has more than 400 customers located mainly in Brazil.

Gerdau maintains a presence in Europe through Corporación Sidenor, which sells special steel to the entire continent. Sidenor has more than 450 clients located mainly in Spain, France, Germany and Italy. Sidenor has an annual installed capacity of 1.0 million tonnes of crude steel and 1.1 million tones of rolled products.  Sidenor also has four downstream operations located in Spain.

Gerdau maintains a presence in North America through MacSteel, the largest SBQ (Special Bar Quality) supplier in the United States. MacSteel operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and

Fort Smith, Arkansas. The Company also operates six downstream operations located in Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has an annual installed capacity of 1.4 million tonnes of crude steel and 1.2 million tonnes of rolled products. MacSteel has more than 240 customers located mainly in the United States, Canada and Mexico.

There are commercial and operational synergies among these units in this business operation through centralized marketing and production strategies.

Exports

Gerdau International Trade (GIT) is responsible for trading all Gerdau’s business operations exports and imports in the world.

The current international economic scenario requires special care, especially in relation to financial guarantees for each business, always backed by letters of credit individually analyzed regarding their content and the issuing bank.

Brazil Business Operation, traditionally with more relevance in exports, had their availability reduced due to the momentum of the Brazilian domestic market. On the other hand, there was a significant increase in export volumes for the North America Business Operation.

In 2011 exports accounted for 28.3% of the Brazil Business Operation total sales, approximately the same as in 2010. Brazil Business Operation exports generated revenues of R$ 2,345.8 million in 2011, totaling 2.0 million tonnes (excluding intercompany sales), representing an increase of 3.8% over 2010.

The export strategy has allowed Gerdau to develop a client base that is more evenly distributed throughout the world, with exports going mainly to Asia, South America and North America.

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports by Destination	2011	2010	2009
Total including shipments to subsidiaries (1,000 tonnes)	3,832	3,022	1,858
Africa	7%	3%	19%
Central America	10%	9%	2%
North America	21%	22%	7%
South America	26%	25%	19%
Asia	28%	32%	40%
Europe	6%	5%	13%
Middle East	2%	4%	0%

The North America Business Operation exported around 651,000 tonnes, accounting for 10.0% of the total sales in this operation in 2011. Latin America Business Operation exported about 54,000 tonnes, accounting for 2.0% of the total sales of this operation in 2011.

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

Special Steel Products

Special or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Aços Villares and Piratini units in Brazil, at Corporación Sidenor units in Spain and at the MacSteel units in the United States.

In the United States, Gerdau Ameristeel produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, which are mainly manufacturers.

It also supplies steel to its customers through its jointly controlled entity Kalyani Gerdau Steel Inc. located in India. It is a jointly controlled entity with the Kalyani Group in India in which Gerdau has an 80.6% stake in the jointly controlled entity.

Flat Products

The Company’s Açominas mill produces slabs, which are rolled into flat products such as hot and cold steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its four flat steel service centers.

Gerdau Ameristeel also supplies flat steel to its customers through its jointly controlled entity Gallatin located in Kentucky. Gallatin is a jointly controlled entity with ArcelorMittal, Canada, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year. Both partners in the jointly controlled entity have a 50.0% stake.

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 50 mini-mills worldwide (excluding jointly controlled entities and associate companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

The Company operates 4 integrated mills, of which 3 are located in Brazil and 1 in Peru. The Açominas mill is the largest integrated facility the Company operates. Although it produces steel using a blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

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

Logistics

The Company sells its products through independent distributors, direct sales from the mills and its retail network called Comercial Gerdau.

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

To reduce logistic costs, Gerdau also uses different types of transportation modes (road, rail, sea and cabotage) to receive raw materials, and to deliver products to its customers or ports of destination. Accordingly, Gerdau has developed long-term relationships with logistic companies specialized in delivering raw materials and steel products.

In 1996 Gerdau acquired an interest in MRS Logística, one of the most important rail companies in Brazil, which operates connecting the states of São Paulo, Rio de Janeiro and Minas Gerais, which are Brazil’s main economic centers, and also reaches the main ports of the country in this region. These shares provide the guarantee of using this mode to transport raw materials (scrap and pig iron) as well as final products. In North America, the Company owns a large number of rail cars for the same purpose.

Gerdau uses around 15 ports to deliver products from the entire Brazilian coastline. The majority of exports are shipped from Praia Mole Private Steel Terminal in Vitoria, Espírito Santo. Furthermore, this is Brazil’s most efficient and productive seaport for handling steel products, with more than 20 years of expertise in this business.

Gerdau also owns specialized terminals for iron ore deliveries that supply its steel units in the state of Bahia, Brazil and in Peru. Additionally, Gerdau is currently in progress with a project and construction of a new export terminal for coal in Colombia.

Competition

The steel market is divided into manufacturers of long steel products, flat steel products and special steel.

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

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil, United States, Spain and through its jointly controlled company in India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2011, the Company was the largest Brazilian long steel producer and the second largest crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, ArcelorMittal Brasil was the second largest long steel producer and the first largest crude steel producer in Brazil during 2011.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2011	2010	2009
ArcelorMittal Brasil (1)	25.4	30.7	34.4
Gerdau (2)	25.0	24.8	23.4
Usiminas (3)	18.8	22.2	21.3
CSN	13.6	14.9	16.5
Others	17.2	7.4	4.4
Total	100.0	100.0	100.0

Source: IABr - Instituto Aço Brasil

(1) Arcelor S.A. controls CST, Belgo and Acesita

(2) Includes Aços Villares

(3) Usiminas and Cosipa are part of the Usiminas Group

World common long rolled steel demand is met principally by steel mini-mills and, to a much lesser extent, by integrated steel producers. In the Brazilian market, no single company competes against the Company across its entire product range. The Company faced some competition from long steel products imports, mainly coming from Turkey throughout 2010, and with less extension in 2011. The Company believes that the diversification of its products, the solution developed by its fab shops units and the decentralization of its business provide a competitive edge over its major competitors.

In the domestic market, Gerdau is almost an exclusive supplier of blooms and billets to well-defined and loyal customers that have been purchasing from it regularly for over 15 years. Intense competition exists between the Company and ArcelorMittal in the slab and wire rod markets.

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

Outside Brazil, notably in North America, the Company’s subsidiary Gerdau Ameristeel has increased its market share through acquisitions. Gerdau Ameristeel is the second largest mini-mill steel producer in North America and has progressively increased its share in the North American market, with annual nominal capacity of 9.9 million tonnes of crude steel and 9.2 million tonnes of rolled products.

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

In Latin America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 75% of shipments from Gerdau’s Latin American Operation originate from Chile, Peru, Colombia and Mexico. In Chile, the main barriers faced by Gerdau AZA sales are freight and transportation costs and the availability of imports. The Company estimates the share of the domestic long steel market held by Gerdau AZA at about 30% and their products are oriented to satisfy the constructions, mechanic, agriculture and mining market. It also believes that Diaco has a 30% stake in the Colombian steel market and that Siderperú has market share of approximately 36% in the long products segment in Peru.

Spain special steel operation holds approximately 10% of the special steel market in the European Union; USA special steel operation has roughly 20% share in the SBQ market; and in Brazil, Gerdau’s special steel units are combined the biggest player in that market.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Since the end of 2009 and throughout 2010 and 2011, the world steel demand and prices have been improving if compared to the beginning of 2009 and the Company believes that this trend will continue throughout 2012. A material decrease in demand for steel or exports by countries not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

In the Company’s Brazilian and Latin American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity. In the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower sales. In the Company’s Special Steel Operations, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

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

Brazil and Special Steel Business Operations - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has medium and long-term supply contracts with scrap generators and short-term contracts with some suppliers for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

In the Açominas mill the main raw materials of this unit include: (i) coal imported from Canada, Australia and the United States, anthracite from Vietnam and the Ukraine and coke petroleum purchased from Petrobras; (ii) ferroalloys, of which 90.0% is purchased in the domestic market; and (iii) iron ore, which is partially produced from its own mines and partially supplied by large, medium, and small sized mining companies, most of them strategically located close to the plant. These three items accounted for about 45% of the total production costs of Açominas mill in 2011. Due to its size, the Açominas mill utilizes long-term contracts to guarantee raw material supplies.

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

Ferrous Scrap

 There are two broad categories of ferrous scrap: (i) obsolete scrap which is steel from various sources, ranging from tin cans to car bodies and white goods; and (ii) industrial scrap, which is essentially factory steel bushings and flashings, steel turnings and even scrap generated by the Company’s production processes themselves. In Brazil the use of scrap in electric arc furnaces varies between obsolete scrap and industrial scrap. The Special Steel plants use mainly industrial scrap.

In 2011 Gerdau utilized more than 15 million tonnes of scrap, accounting for significant gains through increasingly competitive operating costs.

Brazil and Special Business Operations - The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. The Southeast region is the most industrialized in the country, generating the highest volume of scrap. Due to the high concentration of players in this region, the competition is more intense.

The Company also has five shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

At Gerdau Special Steel Europe, industrial scrap is the main type of raw material used in the Spanish operation.

North America Business Operation - Ferrous scrap is the primary raw material to this Business Operation. It is a commodity whose availability varies in accordance with the level of economic activity, seasonality, export levels, and price fluctuations. Twelve of Gerdau North America Business Operation mini-mills have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Given the fact that not all of the scrap it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and prepares scrap.

All of production facilities in North America are mini-mills, in which operating results are closely linked to the cost of ferrous scrap and scrap substitutes, the primary input of mini-mills. Ferrous scrap prices are relatively higher during winter months due to the impact of weather on collecting and supplying efforts. More than half of all steel products in North America are currently made in electric arc furnaces using ferrous scrap. Prices for ferrous scrap are subject to market forces largely beyond the Company’s control, which include demand from U.S. and international steel producers, freight costs and speculation.

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

North America Business Operation - Scrap availability is a major factor in Gerdau North America Business Operation. Sponge iron and pig iron can substitute a limited portion of the ferrous scrap used in electric arc furnace steel production. Gerdau Ameristeel does not utilize significant quantities of scrap substitutes in its mini-mills except for pig iron used for its chemical properties at the Beaumont facility, and to produce some special sections.

Iron Ore

Iron ore is the main input to produce steel at Gerdau’s plants in Ouro Branco, Barão de Cocais, Contagem, Divinópolis, and Sete Lagoas located in Minas Gerais State, southeastern Brazil.

Iron ore is purchased in its natural form as lump ore, pellet feed or sinter feed, or agglomerated as pellets. Iron ore fines are agglomerated in the sinter plant and then loaded into the blast furnace, which produces pig iron, which is refined and turned into steel. Lump ore and pellets are directly loaded into the blast furnace to increase productivity. To produce 1.0 ton of pig iron requires about 1.6 tonnes of iron ore.

Iron ore consumption in Gerdau mills in Brazil amounted to 7.1 million tonnes in 2011, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

Açominas mill’s important raw materials and inputs also include solid fuels, comprising the Metallurgical Coal, used in the production of coke for blast furnace and also for the blast furnace pulverized injecting, this last one providing increase in productivity and consequently reduction in the final cost of pig iron. Besides the metallurgical coal, we use the anthracite, solid fuel used in the production of sinter. The gas resulting from the production of coke and pig iron are reused, inclusive for generating electricity to power the plant.

                        Gerdau has a metallurgical coke producer with annual capacity of 400,000 tonnes per year, and coking coal resources estimated at 20.0 million tonnes.

The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and carbon electrodes that are readily available in the open market. Gerdau North America Business Operation has obtained adequate quantities of these raw materials and supplies at competitive market prices. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

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

In Brazil, the Company’s units hold long-term contracts with electricity suppliers and do not depend on a single contract. Energy is currently supplied to the Company’s industrial units under two types of contracts:

•                  Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Piratini, Vila Guaíra, Água Funda, Usiba, Açonorte and Sorocaba. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).

•                  Contracts in the Free Market Environment in which Gerdau is a “Free Consumer” are used at the following units: São Paulo, Cosigua, Cearense, Açominas, Divinópolis, Barão de Cocais, Riograndense, Araucária, São José dos Campos, Pindamonhangaba and Mogi das Cruzes. These units have power purchase agreements contracted directly with power generation companies and/or energy traders, with prices defined and adjusted according to rules predetermined by the parties. The transmission and distribution rates are regulated by ANEEL and revised annually. Açominas mill generates approximately 70.0% of its energy needs internally, using gases generated by the steelmaking process. This keeps its exposure to the energy market significantly lower than in the case of mini-mills.

The supply of natural gas to all Brazilian units is regulated and performed under long-term contracts. The Barão de Cocais and Divinópolis units do not have access to natural gas supplies.

In Spain the new energy contract will start in January 2012, remaining until December 2012. For the first quarter the energy will be acquired for fixed values. For other months the price of energy is related to the spot market, with the option of fixing the price by Gerdau. The natural gas contract also lasts until December 2012.

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

In Colombia, the electricity agreements were renewed in 2009 and are valid until 2014. The natural gas agreements were renewed in 2011 and are valid until 2013.

In Chile, Gerdau AZA renegotiated its electricity agreement until 2014. It was signed a new agreement for the supply of natural gas from the second half of 2009 based on imports of liquefied natural gas (LNG) to a lower prices compared to alternative fuels.

In Uruguay, electricity is purchased under long-term agreements. Natural gas is purchased from Montevideo Gas and the prices are set by the Argentinean export tariffs.

In Peru electricity is purchased under a long-term agreement. The plant has no access to natural gas supply due to its location, although since late 2011 has been consuming CNG (Compressed Natural Gas) for part of their needs.

Argentina utilizes natural gas (LPG as a substitute) and Uruguay also uses natural gas (Fuel Oil as substitute). In 2008, Gerdau Sipar signed a contract with Petrobrás to supply the new plant´s power requirements up to May 2010. In view of the postponement of this project, this contract was renegotiated. The natural gas supply contract expires in May 2012.

A new power purchase agreement in the Dominican Republic was closed in 2009 with a 5-year term. Beginning in 2011, the unit will receive LNG (liquefied natural gas) thru ships and trucks.

In Mexico, electricity is purchased under a long-term agreement. In these agreements, the demand and consumption are negotiated between the parties, and the tariffs are set by the state company CFE (Companía Federal de Electricidad). The natural gas agreements have the duration of 5 years.

Technology and Quality Management

All Gerdau mills have excellent quality management supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical methods for improving the assessment of process variables, as well as “Quality Function Deployment”, a methodology through which technicians can identify the full range of customer requirements.

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

Knowledge Management Portal is used to share information among all steel mills seeking performance improvements and leverage of process knowledge supported by Communities of Practice and technical specialists.

Due to the specialized nature of its business, the Company’s special steel mills are constantly investing in technological upgrading and in research and development. These mills are active in the automotive segment and maintain a technology department responsible for new products and the optimization of existing processes.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment the Company uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. The Company has technology transfer agreements with Nippon Steel, Kyoei Steel, Thyssen, Daido Steel and BSW.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 29-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Açominas mill exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

Gerdau North American credit terms to customers are generally based on customary market conditions and practices. The Company´s North American business is seasonal, with orders in the second and third quarters tending to be stronger than those in the first and fourth quarters, primarily due to weather-related slowdowns in the construction industry.

The Company´s Special Steel Operation in Spain has a Risk Committee that is responsible for analyzing customer credit. The United States and Brazil Special Steel Operations have their own credit departments for costumer’s credit analyses.

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels. On December 31, 2011, provision for doubtful accounts was 1.7% based on gross account receivables as per Note 5 to the Consolidated Financial Statements, on December 31, 2010 was 2.1% and on December 31, 2009 this provision was 3.1% of gross account receivables. The 2009 level was an exception due to the international economic crisis during the year. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has hired insurance for its Açominas mill against operating losses, which covers amounts up to approximately US$ 4.6 billion (R$ 7,3 billion as of April 30, 2011), including material damage to installations (US$ 3.3 billion) and losses of gross revenues (US$ 1.3 billion), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Açominas mill remains effective until April 30, 2012. The Company’s mini-mills are covered against operational losses under its policy.

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

In Colombia there are some mining operations, which concessions are governed by the Government and ruled by regulations contained in the Mining Code (Law 685 of 2001 and Law 1382 of 2010). Under the concession rights given to the Company, exploration and exploitation projects of coking coal can be developed. The mines are located at Tausa, Cundinamarca; Cucunubá, Cundinamarca; Samacá and Ráquira, Boyacá; and Cúcuta, north of Santander. The period of the concessions is 30 years and it can be extended for an additional 30 years. Environmental requirements are also part of the rules that have to be fulfilled in order to develop the projects, in addition to issues relating the payment of royalties and the priority security of the personnel (mining).

Material Effects of Government Regulation

In addition to the government regulations that apply to its industry in general, the Company is not subject to any specific regulations that materially and adversely affect its business.

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2011:

The table below shows the main consolidated companies and the investments controlled directly or indirectly by Gerdau on December 31, 2011, 2010 and 2009:

		Equity Interests
Consolidated company	Country	Total capital (*)			Voting capital
		2011	2010	2009	2011	2010	2009
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	66.32	100.00	100.00	66.32
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	66.32	100.00	100.00	66.32
Gerdau Açominas S.A.	Brazil	93.98	93.98	93.98	93.99	93.99	93.98
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	93.96	93.96	93.96	93.97	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	82.56	75.88	95.20	82.56	75.88	95.20
Corporación Sidenor S.A. and subsidiaries (5)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	100.00	99.99	99.99	100.00
Gerdau Aços Especiais S.A.	Brazil	95.94	94.35	94.35	95.95	94.36	94.35
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	98.98	98.84	98.75	98.98	98.84	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.59	95.58	95.58	95.59	95.59	95.59
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	86.66	86.66	86.66	88.66	86.66
Diaco S.A. and subsidiaries (8)	Colombia	99.57	99.36	99.34	99.57	99.36	99.34
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.06	97.06	100.00	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	92.75	92.75	99.99	92.75	92.75
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.63	99.96	99.96	99.63
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.29	98.32	98.32	98.29
Cleary Holdings Corp.	Colombia	100.00	100.00	50.90	100.00	100.00	50.90
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	—	100.00	100.00	—
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	—	100.00	100.00	—
Maco Holdings Ltda. (11)	Brazil	—	—	100.00	—	—	100.00
GTL Financial Corp. (12)	Netherlands	—	—	100.00	—	—	100.00
Aços Villares S.A. (13)	Brazil	—	—	58.50	—	—	58.50

(*) The equity interests reported represent the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by JP Morgan.

(5) Subsidiaries: Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Corporación Sidenor S.A. y Cía., Sidenor Calibrados S.L.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda. e Trefilados Bonati S.A., Cerney Holdings Ltd., Indac Colômbia S.A..

(7) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L..

(8) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. e GTL Servicios Administrativos México, S.A. de C.V.

(10) Subsidiary: Siderco S.A.

(11) The subsidiary Maco Holdings Ltd started to be presented as an associate Company, as described in note 3.3.

(12) The subsidiary GTL Financial Corp. was closed in 2010.

(13) The subsidiary Aços Villares S.A. was merged into Gerdau S.A.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Indústrias Nacionales (INCA) in the Dominican Republic through Multisteel Business Holdings, in which Gerdau has a 49% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Kalyani Gerdau Steel Ltd., in which Gerdau has a stake of approximately 81% and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 52% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.6 million tonnes of crude steel.

Gerdau Comercial de Aços S.A. - This company sells general steel products and has 82 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the mill located in the state of Minas Gerais, Brazil. The Açominas mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 49.5% of Gerdau’s crude steel output in the Brazil Business Operation.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has annual capacity of 9.9 million tonnes of crude steel and 9.2 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are Gerdau USA Inc., Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and, Chaparral Steel Company. Gerdau Ameristeel also has a 50% interest in the jointly controlled entity Gallatin in the United States.

Gerdau Aços Especiais S.A. - This company is headquartered in Charqueadas in the Brazilian state of Rio Grande do Sul and has consolidated annual installed capacity of 430,000 tonnes of crude steel and 470,000 tonnes of rolled products.

Corporación Sidenor S.A. - Sidenor, with operations in Spain, produces special steel and has crude steel annual capacity of 980,000 tonnes. As a result of the option to purchase an additional 40% interest described at note 15.f. to the Consolidated Financial Statements, the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

Gerdau MacSteel Holdings Inc. - MacSteel is one of the largest producers of special steel (Special Bar Quality - SBQ) in the United States. It operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also has six downstream operations and annual installed capacity of 1.4 million tonnes of crude steel and 1.2 million tonnes of rolled steel.

Gerdau Laisa S.A. - In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 80,000 tonnes of rolled products.

Gerdau Chile Inversiones Ltda. - The company has two units in Chile with combined annual production capacity of 490,000 tonnes of crude steel and 470,000 tonnes of rolled steel. Gerdau AZA also sells its products through Aceros Cox.

Sipar Gerdau Inversiones S.A. - Sipar, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 240,000 tonnes of rolled products.

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 550,000 tonnes of crude steel and 640,000 tonnes of rolled products.

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

Kalyani Gerdau Steel Ltd. - Jointly controlled entity with the Kalyani Group for the operation of a steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. Gerdau and the Kalyani Group have a joint control over this entity and Gerdau has approximately 80.6% in the Company’s capital stock. The Kalyani Group has veto powers established by the jointly controlled entity agreement which establishes joint control even in this case of Gerdau having an interest over 50%. The crude steel capacity of this unit is approximately 250,000 tonnes.

Seiva S.A. - Florestas e Indústrias - A reforestation company created in 1971, Seiva has pinus and eucalyptus forests used by the pulp and paper industries.

Cleary Holdings Corp. - Cleary Holdings Corp controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has estimated coking coal resources of 20 million tonnes and annual coke production capacity of 400,000 tonnes.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of installation, as well as the types of products manufactured at December 31, 2011:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,490	9,100	5,320
Açonorte	Brazil	PE	—	260	240	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Agua Funda	Brazil	SP	—	—	100	Rolling Mill	Rebar, merchant bars
Barão de Cocais	Brazil	MG	330	330	200	Integrated/blast furnace, LD converter and rolling mill	Rebar, merchant bars
Cearense	Brazil	CE	—	200	160	EAF mini-mill, rolling mill	Rebar, merchant bars
Cosigua	Brazil	RJ	—	930	1,350	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Divinópolis	Brazil	MG	430	580	520	Integrated/blast furnace, EOF converter and rolling mill	Rebar, merchant bars
Guaíra	Brazil	PR	—	540	170	EAF mini-mill, rolling mill	Billet, rebar, merchant bars
Riograndense	Brazil	RS	—	450	500	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products, nails
Usiba	Brazil	BA	—	490	400	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod, drawn products
São Paulo	Brazil	SP	—	820	610	EAF mini-mill, rolling mill	Billets, rebars
Contagem	Brazil	MG	240	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	130	—	—	Blast furnace	Pig iron
Açominas	Brazil	MG	4,360	4,500	1,070	Integrated with blast furnace and rolling mill	Billets, blooms, slabs, wire rod, heavy structural shapes

NORTH AMERICAN OPERATION			—	9,860	9,220
Beaumont	USA	TX	—	590	730	EAF mini-mill, rolling mill	Quality rod products
Calverty City	USA	KY	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	ON	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Cartersville	USA	GA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	370	330	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	FL	—	730	620	EAF mini-mill, rolling mill	Rebar, merchant bars
Joliet	USA	IL	—	—	70	Rolling mill	Merchant bars, medium structural channel and beams
Knoxville	USA	TN	—	520	470	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Perth Amboy	USA	NJ	—	—	—	Rolling mill	Merchant bars, medium structural channel and beams
Sand Springs	USA	OK	—	—	—	EAF mini-mill, rolling mill	Merchant bar, rebar, railway products
Sayreville	USA	NJ	—	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	MN	—	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality round bars
Whitby	Canada	ON	—	900	730	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	320	320	EAF mini-mill, rolling mill	Rebar, merchant bars
Midlothian	USA	TX	—	1,500	1,400	EAF mini-mill, rolling mill	Rebar, merchant bars
Petersburg	USA	VA	—	1,000	1,000	EAF mini-mill, rolling mill	Rebar, merchant bars
Tamco	USA	CA	—	470	460	EAF mini-mill, rolling mill	Rebar
LATIN AMERICAN OPERATION			400	2,590	3,030
AZA	Chile	—	—	490	470	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Laisa	Uruguay	—	—	100	80	EAF mini-mill, rolling mill	Rebar, merchant bars
Diaco	Colombia	—	—	550	650	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod
Sipar	Argentina	—	—	—	240	Rolling mill	Rebar, merchant bars
Siderperú	Peru	—	400	650	960	Blast Furnace, EAF mini-mill, rolling mill	Rebar, merchant bars
Sizuca	Venezuela	—	—	300	200	EAF mini-mill	Rebar, merchant bars
Sidertul	Mexico	—	—	500	430	EAF mini-mill, rolling mill	Rebar, merchant bars
SPECIAL STEEL OPERATION			—	3,760	3,690
Pindamonhangaba	Brazil	SP	—	620	690	EAF mini-mill, rolling mill	Bars, special profiles, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	200	EAF mini-mill, rolling mill	Bars, special profiles, wires, wire rod, finished and rolled bar
Sorocaba	Brazil	SP	—		20	Rolling mill	Bars, special profiles, finished and rolled bar
Piratini	Brazil	RS	—	430	470	EAF mini-mill, rolling mill	Bars, special profiles, wires, wire rod, finished and rolled bar
Basauri	Spain	-	—	740	380	EAF mini-mill, rolling mill	Bars, special profiles, finished and rolled bar
Reinosa	Spain	-	—	240	160	EAF mini-mill, rolling mill	Finished and rolled bar, and forged pieces and rolling mill rolls.
Azkoitia	Spain	-	—	—	330	Rolling mill	Bars, special profiles, finished and rolled bar
Vitória	Spain	-	—	—	200	Rolling mill	Bars, special profiles, finished and rolled bar
Fort Smith	USA	AR	—	530	490	EAF mini-mill, rolling mill	Finished and rolled bar, special profiles
Jackson	USA	MI	—	300	280	EAF mini-mill, rolling mill	Finished and rolled bar, special profiles
Monroe	USA	MI	—	520	470	EAF mini-mill, rolling mill	Finished and rolled bar, special profiles
GERDAU TOTAL			5,890	25,310	21,260

While electric arc furnace (EAF) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or direct reduction iron (DRI) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

Mining Assets

Although the Company is primarily focused on the steel business, it owns mineral assets in order to have its own sources of minerals by acquiring land and mining rights. The iron ore mines are located in Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco near the Açominas mill in the state of Minas Gerais, Brazil. The coal mines are located in Tausa, Cucunubá, Samacá, Ráquira and Cúcuta, Colombia. The use of these mineral resources as an input for our integrated mill (Açominas) should contribute to the long term competitiveness of this unit.

Investment Programs

In fiscal year 2011, capital expenditure on fixed assets was R$ 1,961.4 million. Of this total, 70.3% was allocated to Brazil Business Operation units and the remaining 29.7% was allocated to the other business operations.

Brazil Business Operation — a total of R$ 1,378.6 million was invested in this operation for capital expenditure. A major part of this investment was for the installation of heavy plates and hot-rolled coil rolling mills at the Açominas mill. The Company also invested for the development and installation of new downstream units. Moreover, in the beginning of 2011, the Company completed the expansion of the structural profile rolling mill at the Açominas mill.

North America Business Operation — this business operation spent R$ 171.1 million, for capital expenditure on fixed assets equally distributed throughout the units which compose this business operation.

Latin America Business Operation — in 2011, the Latin American units spent R$ 200.3 million, for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located, with material portion destined to the development of the port facility in Colombia.

Special Steel Business Operation — the special steel units spent R$ 211.4 million in 2011, for capital expenditure on maintenance and technological upgrade equally distributed throughout the units which compose this business operation.

The investments in fixed assets planned for the period from 2012 to 2016 are estimated at R$ 10.3 billion, and include both strategic and maintenance investments (see table below).

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Açominas mill-MG	Brazil	1,900	2012/2013
Expansion of mining capacity to 7 million tonnes	Brazil	—	2012
Rebar fabricating and ready-to-use steel product units	Brazil	—	2013
Wire rod and rebar rolling mill in Cosigua mill-RJ(1),(2)	Brazil	600	2013
North America Business Operation
Reheating furnace at Calvert City, Kentucky	USA	—	2012
Increase in crude steel capacity at Midlothian mill, Texas	USA	200	2014
Increase in rolling capacity at Midlothian mill, Texas	USA	100	2014
Latin America Business Operation
Port facilities (for coal and coke shipments)	Colombia	—	2012
Rolling expansion at Tuta and Tocancipá mills	Colombia	80	2012
Rebar and light commercial profile tolling in Guatemala(3)	Guatemala	200	2012/2013
Special Steel Business Operation
New continuous slab casting unit with production capacity increase at Monroe mill, Michigan	USA	200	2012
Expansion of crude steel, long steel products and finishing capacities (at 2 different mills)(2)	USA	300	2014
Special steel and rebar rolling mill, sintering, coke plant and power generation(3)	India	300	2012/2013
Special steel rolling mill at Pindamonhangaba mill, São Paulo	Brazil	500	2012
New continuous casting and reheating furnace at Pindamonhangaba mill, São Paulo	Brazil	—	2013
Expansion of rolling capacity at Mogi das Cruzes mill, São Paulo	Brazil	60	2012

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be revamped.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a jointly-controlled entity.

Environmental Issues

Gerdau S.A is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that could affect the use of its fixed assets.

In 2011, Gerdau S.A. invested R$ 370.1 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

In 2006, the subsidiaries in Brazil evaluated seven of their operational sites regarding potential environmental impacts caused by past operations. The Company concluded that its past operations may have caused environmental damage, mainly due to the use and disposal of hazardous substances, and that it may be required in the future by authorities to remedy these environmental damages. Based on assumptions of the extent of the potential damage caused and on the time of the remedial process, the Company has made estimates to determine the amounts involved in data collection, analysis and determination of the actual environmental impact in the areas potentially impacted by its operations. “These estimates amount to US$ 25.9 million and were recorded under “Environmental Liabilities”. Those amounts may vary in the future, depending on the development of research and the conclusion of the environmental impact studies. In December 31, 2011 the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 20.1 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimated clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2011 at approximately R$ 68.4 million, with these costs recorded as a liability in its financial statements in Note 20 — Environmental Liabilities.

Gerdau has industrial facilities holding ISO 14001 certification in many countries, of which 17 units are in Brazil; 1 in Chile; 3 in Colombia; 1 in Uruguay, 1 in Argentina; 19 in North America and 5 in Spain.

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

The environmental licensing process includes the issuance of three licenses: Pre-License (LP), Installation License (LI) and Operational License (LO). These licenses are issued in accordance with each phase of project implementation, and maintaining their validity requires compliance with the requirements established by the environmental licensing agency. The failure to obtain an environmental license, regardless of whether or not the activity is actually harming the environment, is considered an environmental crime and an administrative infraction, subjecting the violator to administrative fines, at the federal level (subject to being doubled or tripled in the case of repeat violations), and the suspension of operations. The Operational License (LO) must be renewed periodically.

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

In addition, the Brazilian Forestry Code requires rural property owners to restore and preserve from 20% to 80% of areas containing native forests, depending on the region where the property is located. On properties where the extent of native forest does not meet the minimum percentage of legal forest reserves, Executive Order 2166-67/2001 mandates the gradual reforestation of at least one-tenth (1/10) of the area necessary to complete the legal percentage of forest reserve every three years until the percentage required for that location is achieved.

Executive Order 2166-67/2001 also establishes alternative methods for restoring legal forest reserve areas, which may be adopted successively or cumulatively. These alternative methods constitute compensatory measures, such as: the adoption of a condominium system consisting of more than one property; compensation using another area situated within the same micro basin or hydrographic basin in the state; the leasing of an area under the public forest system with right-of-way; or the acquisition of interests in forest reserve areas created specifically for this purpose.

ITEM 4A.             UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission with respect to its periodic reports under the Securities Exchange Act.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2011, 2010 and 2009 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

In 2010, Brazilian GDP grew by 7.5% to $2.1 trillion, with a trade surplus of $20 billion. Inflation, as measured by the IPCA index, was 5.9%. The average CDI rate in the year was 10.6%. On December 31, 2010, the U.S. dollar/Brazilian real foreign exchange rate was R$1.67/$1.00.

In 2011, Brazilian GDP grew by 3.8% to $2.5 trillion. Inflation, measured by the IPCA index, was 6.5% and the average CDI rate in the year was 10.9%. On December 31, 2011 the U.S. dollar/Brazilian real foreign exchange rate was R$1.88/$1.00.

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

	2011	2010	2009
Actual GDP growth	3.8%	7.5%	(0.6)%
Inflation (IGP-M) (1)	5.1%	11.3%	(1.7)%
Inflation (IPCA) (2)	6.5%	5.9%	4.3%
CDI rate (3)	10.8%	10.6%	9.9%
6-month LIBOR	0.8%	6.4%	0.4%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	12.6%	(4.3)%	(25.5)%
Foreign exchange rate at end of period — $1.00	R$1.8758	R$1.6662	R$1.7412
Average foreign exchange rate — $1.00 (4)	R$1.6751	R$1.7601	R$1.9977

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the estimated 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. During 2010 and 2011, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvements in the automotive sector and in the manufacturing industry were the drivers of the recovery in demand. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, remained above 50, indicating growth. The infrastructure and non-residential segments continue to present stable demand.

In 2009, according to IMF (International Monetary Fund) the U.S. Real GDP decreased by 2.6% ($14.1 trillion Nominal GDP), with a trade deficit of $378.4 billion. Deflation, as measured by the CPI, was 0.3%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.2%.

In 2010, U.S. Real GDP grew by 2.6% ($14.6 trillion Nominal GDP), with a trade deficit of $466.5 billion, according to the International Monetary Fund (IMF). Inflation in 2010 measured by the CPI was 1.6%. The average Fed Funds rate was 0.2%.

In 2011, U.S. Real GDP 1.5% ($15.1 trillion Nominal GDP), with a trade deficit of $467.6 billion, according to the International Monetary Fund (IMF). Inflation, measured by the CPI was 3.0%.The average Fed Funds rate was 0.1%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2011	2010	2009
Actual Real GDP growth (1)	1.5%	2.6%	(2.6)%
Inflation (CPI) (2)	3.0%	1.6%	(0.3)%
Fed Funds (3)	0.1%	0.2%	0.2%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, Brazilian GDP has accelerated, growing by 2.7% in 2002, contracting by 1.1% in 2003, and growing by 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 6.1% in 2007, 5.1% in 2008, decreasing 0.6% in 2009 and growing by 7.5% in 2010 and 3.8% in 2011.

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

The cyclical nature of supply and demand for steel products including the prices of steel products

The prices of steel products are generally sensitive to changes in world and local demand, which in turn are affected by economic conditions in the world and in the specific country. The prices of steel products are also linked to available installed capacity. Most of the Company’s long rolled steel products, including rebars, merchant bars and common wire rods, are classified as commodities. However, a significant portion of the Company’s long rolled products, such as special steel, wire products and drawn products, are not considered commodities due to differences in shape, chemical composition, quality and specifications, with all of these factors affecting prices. Accordingly, there is no uniform pricing for these products.

Over the last ten years, annual world crude steel production volume has varied from between approximately 850 million tonnes and 1.500 million tonnes. According to the worldsteel, world crude steel production in 2011 was 1,527 million tonnes, 6.8% higher than in 2010, a reflection of the recovery in the world economy increasing the demand for steel products. China continued to increase its crude steel production by 10.5% in 2011, mainly due to massive public spending on infrastructure projects. According to worldsteel, world demand for finished steel products increased by 6.5% in 2011 and should grow 5.4% in 2012.

International steel prices increased around 42.4% over the last five years (2007-2011), due to stronger demand from China, which has led steelmakers to invest in new projects to expand installed capacity. On the other hand international steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand in the period. During 2010 and 2011 the prices recovered, increasing by 41.6% when compared to 2009, reaching $588 in the end of 2011.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. In the past three years, we exported products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2011, exports were 3.8% higher when compared to 2010, reaching 2.0 million tonnes, which represented 28% of all sales by our Brazilian units, in 2010 exports represented 29% of total sales from Brazil operations. Export revenue totaled R$ 2.3 billion in the year (excluding revenue from shipments to subsidiaries and affiliated companies).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, that includes scrap, pig iron, iron ore, coke and metallic alloys, represented in 2011 approximately 54.2% of production costs, while Energy and Reducing Agents, that represents cost with coal, electricity, oxygen, natural gas and fuel oil, accounted for 13.5%. Personnel totaled 14.3% of production costs and Specific Materials that includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime sum 7.6% of total production costs. The chart below presents the costs breakdown:

Production Costs Breakdown in 2011

Significant events affecting financial performance during 2011

Capital increase - On April 18, 2011, the Company concluded a public offering, with net proceeds in the amount of R$ 3.6 billion. Of this figure, R$ 2.1 billion were used for the prepayment of loans contracted by the Company’s subsidiaries in North America, which led to a reduction in the financial expenses, and the remaining amount was incorporated to corporate funds, resulting in higher financial income. Based on such event, the net debt index on EBITDA went from 2.4x in December 31, 2010 to 2.0x by the end of 2011.

Exchange rate — In 2010, the foreign exchange variation between the US dollar and the real in the period (an appreciation of the real against US dollar of 4.3%), resulted the positive amount of R$ 104.4 million. On the other hand, in 2011, pursuant to IFRS standards, the Company assigned most of the debts in foreign currency acquired by companies in Brazil as hedge for a portion of investments in subsidiaries abroad. As a result, the effects from foreign currency variations on such debts are recognized as shareholders’ equity, mitigating the impact on the Company’s financial result in 2011. Thus, even with the depreciation of the real against US dollar of 12.6% in 2011, the foreign exchange variation recorded a positive amount of R$ 51.8 million.

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2011, 2010 and 2009 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and expressed as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2011		2010		2009
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales	Variation 2011 / 2010	Variation 2010 / 2009
Net sales	35,407	100.0%	31,393	100.0%	26,540	100.0%	12.8%	18.3%
Cost of Sales	(30,298)	(85.6)%	(25,873)	(82.4)%	(22,305)	(84.0)%	17.1%	16.0%
Gross profit	5,109	14.4%	5,520	17.6%	4,235	16.0%	(7.4)%	30.4%
Operating expenses:
Selling and marketing expenses	(604)	(1.7)%	(552)	(1.8)%	(429)	(1.6)%	9.5%	28.7%
General and administrative expenses	(1,798)	(5.1)%	(1,806)	(5.8)%	(1,714)	(6.5)%	(0.4)%	5.3%
Reversal of impairment of assets.	—	—	336	1.1%	(1,223)	(4.6)%	—	—
Other operating income	195	0.6%	207	0.7%	190	0.7%	(5.9)%	9.0%
Other operating expenses	(86)	(0.2)%	(101)	(0.3)%	(102)	(0.4)%	(14.8)%	(1.0)%
Equity in earnings of unconsolidated companies	63	0.2%	39	0.1%	(109)	(0.4)%	61.5%	—
Net Income Before Financial Income (Expenses) and Taxes	2,879	8.1%	3,645	11.6%	847	3.2%	(21.0)%	330.3%
Financial income	456	1.3%	296	0.9%	436	1.6%	54.1%	(32.1)%
Financial expenses	(970	(2.7)%	(1,098)	(3.5)%	(1,286)	(4.8)%	(11.6)%	(14.7)%
Exchange variations	52	0.1%	104	0.3%	1,061	4.0%	(50.0)%	(90.2)%
Gains and losses on derivatives, net	(65)	(0.2)%	12	(0.0)%	(26)	(0.1)%	—	—
Income taxes	(253)	(0.7)%	(502)	(1.6)%	(27)	(0.1)%	(49.6)%	1,759.3%
Net income	2,098	5.9%	2,457	7.8%	1,005	3.8%	(14.6)%	144.6%

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2011	Year ended December 31, 2010	Variaton Year ended December 31, 2011/ Year ended December 31, 2010
Brazil	13,532	13,013	4.0%
North America	10,811	8,836	22.4%
Latin America	4,383	3,487	25.7%
Special Steel	7,516	6,611	13.7%
Intercompany Eliminations	(835)	(554)	50.7%
Total	35,407	31,393	12.8%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2011	Year ended December 31, 2010	Variaton Year ended December 31, 2011/ Year ended December 31, 2010
Brazil	1,915	1,958	-2.2%
North America	1,656	1,539	7.6%
Latin America	1,660	1,577	5.3%
Special Steel	2,565	2,392	7.2%
Total	1,848	1,808	2.2%

(*)           The information above does not include data from jointly controlled entities and associate companies.

In 2011, consolidated net sales increased by 12.8%  compared to 2010, due to higher shipments (10.4% increase) and higher net sales per ton sold (2.2% increase). Consolidated shipments in 2011 increased throughout all business operations, especially in the North America Business Operation.

Increased net sales in the North America Business Operation have been due to the 13.7% increase in shipments, and 7.6% increase in net sales per ton - from R$ 1,539 in 2010 to R$ 1,656 in 2011. The manufacturing industry has been the main driver of the shipments recovery in this business operation. The Institute for Supply Management (ISM), the main industrial production indicator in the USA, remained above 50 for the last 2 years, indicating growth. In addition, the number of unemployment benefits applications significantly decreased throughout 2011, which strongly indicates an increase in steel consumption in the region. In light of the stronger demand in the manufacturing industry, the Company has been expanding its exposure to this consumer market, having increased exposure to this market, going from 20% of shipments in previous years to more than 30% in 2011.

Net sales for the Brazil Business Operation have increased slightly in 2011 due to higher shipments (+6.3%). On the other hand, net sales per ton sold have negatively impacted net sales, having decreased by 2.2% - from R$ 1,958 in 2010 to R$ 1,915 in 2011. This decrease reflects the discounts given to clients in the domestic market during the fourth quarter of 2010 to ensure competitiveness against long steel imports to Brazil. These new levels of net sales per ton sold have not increased significantly in 2011.In the Brazil Business Operation, the civil construction industry, which accounts for 50% to 55% of this Business Operation’s sales, has played an important role in maintaining this demand. According to Sinduscon, the civil construction industry’s GDP is expected to grow by 5% in 2012, which indicates a strong demand in this industry in the Brazilian market. For more details, please see Trend Information.

Net sales for the Special Steel Business Operation have increased driven by the growth in shipments (+6.0%) and the increased net sales per ton sold (+7.2%). In this business operation, the shipments sold in the Spanish (+17.8%) and United States (+6.1%) operations have been noteworthy. The shipments increase was a result of the recovery in the automotive industry in 2011, whose production of commercial vehicles increased by 9.6% in the U.S.A., and the number of commercial vehicle registrations increased by 9.9% in the European Union. The automotive industry is the main consumer market of this Business Operation, and it is expected to maintain its momentum in 2012, based on the forecasts of automotive associations in Brazil and in the United States. For more details, please see “Trend Information”.

In the Latin America Business Operation, the 25.7% growth in net sales was mostly due to increased shipments (+19.4%), noteworthy being the civil construction market in the operations in Colombia, Argentina and Chile. Net sales per ton sold have also contributed to increased net sales, going from R$ 1,577 in 2010 to R$ 1,660 in 2011. According to Worldsteel, Latin American countries are expected to experience a 5% growth in steel consumption in 2012, which indicates ongoing strong demand for this business operation.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2011	2010	Variaton Year ended December 31, 2011/ Year ended December 31, 2010
Brazil	Net sales (R$million)	13,532	13,013	4.0%
	Cost of Sales (R$million)	(11,274)	(10,179)	10.8%
	Gross Profit (R$million)	2,258	2,834	-20.3%
	Gross margin (%)	16.7%	21.8%
North America	Net sales (R$million)	10,811	8,836	22.4%
	Cost of Sales (R$million)	(9682)	(7,998)	21.1%
	Gross Profit (R$million)	1,129	838	34.7%
	Gross margin (%)	10,4%	9.5%
Latin America	Net sales (R$million)	4,383	3,487	25.7%
	Cost of Sales (R$million)	(3,821)	(3,021)	26.5%
	Gross Profit (R$million)	562	466	20.6%
	Gross margin (%)	12,8%	13.4%
Special Steel	Net sales (R$million)	7,516	6,611	13.7%
	Cost of Sales (R$million)	(6,371)	(5,312)	19.9%
	Gross Profit (R$million)	1,145	1,299	-11.9%
	Gross margin (%)	15.2%	19.6%
Intercompany Eliminations	Net sales (R$million)	(835)	(554)	50.7%
	Cost of Sales (R$million)	850	637	33.4%
	Gross Profit (R$million)	15	83	-81.9%
Total	Net sales (R$million)	35,407	31,393	12.8%
	Cost of Sales (R$million)	(30,298)	(25,873)	17.1%
	Gross Profit (R$million)	5,109	5,520	-7.4%
	Gross margin (%)	14.4%	17.6%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

On a consolidated basis, the cost of sales increase in 2011 when compared to 2010 is a result of the increase in shipments during the period, as well as the higher prices of raw materials, particularly metal inputs, which represented 48.8% of the cost of sales in 2010 and increased to 50.0% in 2011 (increase of R$ 2,523 million). The greater increase in raw material costs compared to the growth in net sales per ton sold derived from the decreased gross margin, particularly in the Brazil and Special Steel Business Operations.

The Brazil Business Operation presented a decrease in net sales per ton sold in 2011, mainly due to discounts provided in the local market during the second semester of 2010, which affected the 2011 gross margin, compared to the previous year. Additionally, the gross margin was also affected by the increase in raw material costs.

In the Special Steel Business Operation, raw material costs exceeded the increase in net sales per ton sold, which explains the five percentage point reduction in the gross margin.

In the North America and Latin America Business Operations, the cost of sales followed the net sales, which maintained the gross margin in similar levels on the comparison between 2011 and 2010.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2011	2010	Variation Year ended December 31, 2011/ Year ended December 31, 2010
Selling expenses	604	552	9.4%
General and administrative expenses	1,798	1,806	-0.4%
Total	2,402	2,358	1.9%
Net sales	35,407	31,393	12.8%
% of net sales	6.8%	7.5%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

In 2011, in line with the increase of shipments, selling expenses increased by 9.4% when compared to 2010. On the other hand, general and administrative expenses stayed in the same level, even with the higher operatinal activity level, due to the Company’s efforts to reduce costs. Therefore, selling, general and administrative expenses as a percentage of the net sales decreased in the comparison periods, going from 7.5% in 2010 to 6.8% in 2011.

Reversal of Impairment (Impairment) of Assets and Restructuring Costs

In accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), Gerdau’s assets undergo impairment testing based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

In 2010, due to the more favorable market conditions observed at the Special Steel Business Operations, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 208 million net of income tax), composed of the following effects: in the United States, there was a reversal of losses due to the impairment of intangible assets in the amount of R$ 216 million, and of fixed assets in the amount of R$ 188 million; in Spain, the lack of prospects for a recovery in these operations led to loss due to impairment of fixed assets at one of its units in the amount of R$ 68 million.

In 2011, impairment tests indicated no gains or losses due to impairment of the Company’s assets.

Equity in Earnings of Unconsolidated Companies

Jointly-controlled entities and associate companies, whose results are assessed by equity accounting, traded 1.1 million tons of steel in 2011, considering their respective equity interests, aligned with the shipments in the previous year, resulting in net sales of R$ 1.7 billion, a 16% increase compared to 2010. Based on such companies’ performance, equity accounting was positive by R$ 63 million in 2011, compared to a positive R$ 39 million in 2010.

Income before Financial Income (Expenses) and Taxes

The Net Income before Financial Results and Taxes decreased from R$ 3,644.6 in the fiscal year ended on December 31, 2010 to R$ 2,879.0 million in 2011, as explained in the “Cost of Sale and Gross Income” item.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses in Derivatives, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2011	2010	Variaton Year ended December 31, 2011/ Year ended December 31, 2010
Financial income	456	296	54.1%
Financial expenses	(971)	(1,098)	-11.6%
Exchange variation, net	52	104	-50.0%
Gains and Losses on derivatives, net	(65)	13	—
Total	(528)	(685)	-22.9%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

In 2011, financial income and expenses were positively affected by the public offering concluded on April 18, 2011. Part of the resources obtained from the offering was used in the prepayment of debts, which reduced financial expenses (negative R$ 1,097.6 million in 2010 compared to also negative R$ 970.5 million in 2011), and the remaining balance was held in cash, resulting in higher financial income (R$ 295.6 million in 2010 and R$ 455.8 in 2011). Prepayment generated a loss of R$ 68.7 million, recorded under gains (losses) with financial instruments due to the anticipated settlement of interest rate swaps associated to such debt.

Pursuant to IFRS standards, the Company assigned most of the debts in foreign currency acquired by companies in Brazil as hedge for a portion of investments in subsidiaries abroad. As a result, the effects from foreign currency variations on such debts are recognized as shareholders’ equity, mitigating the impact on the Company’s financial result in 2011. In 2010, a significant portion of the debt was still not assigned as hedge and, therefore, its exchange variation had a bigger impact in the financial result.

Income and Social Contribution Taxes

Provisions for income tax amounted to R$ 253.1 million in 2011 compared to R$ 501.9 million in 2010. This variation was mostly due to decreased financial results in the period in comparison with the same period of the previous year, as well as tax benefits due to interests paid on capital stock in the 2011 financial year.

Net Income

Consolidated net income was reduced in 2011 by 14.6% compared to 2010, mainly due to the decrease in operating results. It is important to mention that consolidated net income in 2010 had a loss reversal due to non-recoverability of assets totaling R$ 336.3 million (R$ 208.0 million, net of taxes).

At the Brazil Business Operation net income was R$ 989.4 million in 2011, 16.5 % lower than in 2010, mainly due to the weaker operational result.

In 2011 the North America Business Operation had net income of R$ 470.5 million compared to a net income of R$ 147.6 million in 2010, a consequence of better operational results in 2011 and the lower financial expenses related to the payment of the term loan (R$ 2,058.2).

In 2011 the Latin America Business Operation had net income of R$ 160.9 million, 28.7% lower than in 2010, a consequence of higher financial expenses due to an increase in the debt level in some countries in this business operation.

The Special Steel Business Operation had net income of R$ 496.3 million compared to net income of R$ 886.1 million in 2010, a consequence of a lower financial revenue due to pay down of loans from affiliates.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2010	Year ended December 31, 2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Brazil	13,013	10,596	22.8%
North America	8,836	8,294	6.5%
Latin America	3,487	3,137	11.2%
Special Steel	6,611	4,777	38.4%
Intercompany Eliminations	(554)	(264)	109.8%
Total	31,393	26,540	18.3%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2010	Year ended December 31, 2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Brazil	1,958	2,048	-4.4%
North America	1,539	1,681	-8.4%
Latin America	1,577	1,557	1.3%
Special Steel	2,392	2,566	-6.8%
Total	1.808	1.897	-4,7%

(*)                             The information above does not include data from jointly controlled entities and associate companies.

In 2010, consolidated net sales increased 18.3% in relation to 2009 (see table above), driven by the increased shipments (+24%), despite the lower net sales per tonne sold (-4.7%). In 2010, consolidated shipments grew in all business operations, especially in those operations with greater exposure to the Brazilian market and to the auto industry.

In absolute figures, the Brazil Business Operation was the highlight of net sales growth in 2010, supported by the increased shipments (+28.4%), especially in the Brazilian market (+29.2%). This growth in shipments compensated the reduction of 6.1% in net sales per tonne, from R$ 1,997 in 2009 to R$ 1,875, driven by price discounts granted to customers in the domestic market during the fourth quarter of 2010, in order to be more competitive, when the appreciation of the Real stimulated imports of long steel products to Brazil. In the Brazil Business Operation, the manufacturing industry, which represents from 40 to 45% of these Business Operation shipments, played an important role in the recovery in demand, fueled by the 21% growth in capital goods production in 2010, according to the Brazilian Institute of Geography and Statistics (IBGE). In the Brazilian market, demand remains robust in the construction industry, as confirmed by the growth of 11.6% in Construction GDP forecast for 2010, according to Sinduscon, an industry trade union. Construction represents from 50% to 55% of the Brazilian Business Operation shipments. Considering the consistent GDP growth forecasted for Brazil and the future events coming on stream like Olympic Games and World Cup, the industry and construction segments should continue in a sustainable level. For further details, see “Trend Information”.

The Special Steel Business Operation also posted significant growth in net sales, led by the shipments growth (+ 48.4%) at its operations in Brazil (+ 45.2%) and the United States (+64.0%). This growth in shipments compensated the reduction of 6.8% in net sales per tonne, from R$ 2,566 in 2009 to R$ 2,392 in 2010, mainly in Brazil and Spain. In the Special Steel Business Operation, the highlights in shipments were the operations in Brazil and the United States, which benefitted from the strong recovery in the auto industry, with vehicle production growing 14% in Brazil and 36% in the United States. The automotive industry is the main consumer market of this Business Operation and should continue in a good pace for the rest of 2011, taking in consideration the forecast from the automobile associations in Brazil and USA. For further details, see “Trend Information”.

The North America Business Operation posted growth in net sales, led by the shipments growth of 16.4% partially offset by the reduction of 8.4% in the net sales per tonne, from R$ 1,681 in 2009 to R$ 1,539 in 2010 due to the devaluation of the US dollar against the real in the period. In the North America Business Operation, the manufacturing industry was also the main driver of the recovery in shipments. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 in December 2010, with a reading above 50 indicating growth. The infrastructure and non-residential segments continued to present weak and stable demand. Considering the better demand from manufacturing industry, the Company has been increasing its exposure to this consuming market, which used to be around 20% of shipments in previous years and now is close to 30%.

The Latin America Business Operation posted similar performance, with growth in net sales, led mainly by the shipments growth of 9.7%, especially in its operations in Argentina and Mexico, countries in which GDP growth was estimated at 9% and 5%, respectively. Net sales per tonne slightly increased from R$ 1,557 in 2009 to R$ 1,577 in 2010.

Cost of Sales and Gross Profit

Net sales, Cost of		Year ended December 31,		Variaton Year ended December 31, 2010/ Year ended
Sales and Gross Profit(*)		2010	2009	December 31, 2009
Brazil	Net sales (R$million)	13,013	10,596	22.8%
	Cost of Sales (R$million)	(10,179)	(7,516)	35.4%
	Gross Profit (R$million)	2,834	3,080	-8.0%
	Gross margin (%)	21.8%	29.1%
North America	Net sales (R$million)	8,836	8,294	6.5%
	Cost of Sales (R$million)	(7,998)	(7,703)	3.8%
	Gross Profit (R$million)	838	591	41.8%
	Gross margin (%)	9.5%	7.1%
Latin America	Net sales (R$million)	3,487	3,137	11.2%
	Cost of Sales (R$million)	(3,021)	(3,070)	-1.6%
	Gross Profit (R$million)	466	67	595.5%
	Gross margin (%)	13.4%	2.1%
Special Steel	Net sales (R$million)	6,611	4,777	38.4%
	Cost of Sales (R$million)	(5,312)	(4,384)	21.2%
	Gross Profit (R$million)	1,299	393	230.5%
	Gross margin (%)	19.6%	8.2%
Intercompany Eliminations	Net sales (R$million)	(554)	(264)	109.8%
	Cost of Sales (R$million)	637	368	73.6%
	Gross Profit (R$million)	83	1034	-19.4%
Total	Net sales (R$million)	31,393	26,540	18.3%
	Cost of Sales (R$million)	(25,873)	(22,305)	16.0%
	Gross Profit (R$million)	5,520	4,235	30.4%
	Gross margin (%)	17.6%	16.0%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

On a consolidated basis, the increase in cost of sales in 2010 from 2009 (see table above) is explained by the increase in shipments in the period and the higher raw material prices, mainly metallic inputs, which represented 37% of sales cost in 2009 and increased to 49% in 2010 (an increase of R$ 4,393 million). However, the increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, which led to gross margin expansion, especially in the Special Steel and Latin America Business Operation.

In the Special Steel Business Operation, as mentioned above, the increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, a consequence of increased shipments (+48.4%). This can be evidenced by the reduction of 18.4% in cost of sales per tones compared to a decrease of 6.8% in net sales per tonne during the compared period. This performance led to a significant increase in gross profit and margin.

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

In the Latin America Business Operation, the reduction in cost of sales compared to an increase in net sales due to the higher dilution of fixed costs allowed the growth in gross profit and margin.

In the Brazil Business Operation, despite the dilution of fixed costs due to the increased shipments in 2010, the mismatch between the increases in raw material prices and the pass-through to steel prices led to a reduction in gross profit and gross margin compression in relation to 2009.

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

Reversal of Impairment (Impairment) of Assets and Restructuring Costs

Reversal of impairment (impairment) of assets	2010		2009
and restructuring costs by Business Operation (R$ million)	Special Steel	Total	North America	Latin America	Special Steel	Total
Fixed assets	120	120	(166)	(136)	(218)	(520)
Goodwill	—	—	—	—	(202)	(202)
Intangible	216	216	—	—	(304)	(304)
Investments valued by equity income	—	—	—	—	(46)	(46)
Reversal impairment of assets	336	336	(166)	(136)	(770)	(1,072)
Restructuring Costs	—	—	(49)	—	(102)	(151)
Total	336	336	(215)	(136)	(872)	(1,223)

Note: for additional information, please see Note 28 of the Consolidated Financial Statements herein.

In accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), Gerdau’s assets undergo impairment testing based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

In 2009, the Company recognized an impairment of assets in the amount of R$1.1 billion and restructuring costs of R$151 million which was mainly generated by downward revisions in expectations for operating results in the North America and Special Steel business operations.

In 2010, due to the more favorable market conditions observed at the Special Steel Business Operations, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 208 million net of income tax), composed of the following effects: in the United States, there was a reversal of losses due to the impairment of intangible assets in the amount of R$ 216 million, and of fixed assets in the amount of R$ 188 million; in Spain, the lack of prospects for a recovery in these operations led to loss due to impairment of fixed assets at one of its units in the amount of R$ 68 million.

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

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses in Derivatives, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2010	2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Financial income	296	436	-32.1%
Financial expenses	(1,098)	(1,286)	-14.6%
Exchange variation, net	104	1,061	-90.2%
Gains and Losses on derivatives, net	13	(26)	—
Total	(685)	185

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

The lower foreign exchange variation between the US dollar and the real in the period (an appreciation of the real against US dollar of 25.5% in 2009, versus 4.3% in 2010) was the main factor responsible for the negative financial result in the period, which compares with the positive financial result recorded last year. In 2009, Gerdau’s financial result included a gain from the appreciation of the Brazilian real against the U.S. dollar in the period on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,060.9 million. In 2010, this gain amounted only R$ 104.4 million.

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

In 2010 the Special Steel Business Operation had a net income of R$ 886.1 million compared to a net loss of R$ 613.5 million in 2009, a consequence of better operational results and the recognition of a reversal of impairment of assets in the amount of R$ 336.3 in 2010 against an impairment of assets of R$ 872.0 million in 2009.

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

•                  business combination, and

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

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. These analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

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

The Company is compliant with all the applicable environmental regulations in the countries where they operate (see note 20 of the Consolidated Financial Statements herein).

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering mark to market obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date.

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

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on non-controlling interest’ (note 15.f of the Consolidated Financial Statements herein), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

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

Recoverability of goodwill is evaluated based on the analysis and identification of facts and circumstances that can indicate the necessity to anticipate the test that is performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2011, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

In December 2011, the Company performed an impairment test for the goodwill on the operating segments and it was not identified impairment loss for the year.

The projection period for the December 2011 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America, Specialty Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 9.0% p.a. to the North America segment (11.25% in December, 2010), 10.5% p.a. to the Special Steel segment (12.5% in December, 2010), 10.75% p.a. to Latin America segment (12.75% in December, 2010) and 11.0% p.a. to the Brazil segment (13.0% in December, 2010).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 9,849.8 million to the North America segment (R$ 2,126.7 million in December 2010), R$ 4,295.6 million to the Special Steel segment (R$ 2,738.7 million in December 2010), R$ 1,977.1 million to the Latin America segment (R$ 113.3 million in December 2010), and R$ 7,430.0 million to the Brazil segment (R$ 4,877.7 million in December 2010).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 8,227.3 million to the North America segment (R$ 1,378.5 million in December 2010), R$ 3,672.8 million to the Special Steel segment (R$ 2,293.2 million in December 2010), R$ 6,032.6 million to the Brazil segment (R$ 3,659.1 million in December 2010) and R$ 1,502.5 million to the Latin America segment (recoverable amount that would be lower the book value in R$ 182.8 million in December 2010).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 8,636.2 million to the North America segment (R$ 1,646.3 million in December 2010), R$ 3,866.0 million to the Special Steel segment (R$ 2,444.2 million in December 2009), R$ 6,467.8 million to the Brazil segment (R$ 4,072.9 million in December 2010) and R$ 1,645.1 million to Latin America segment (recoverable amounts that would be lower than the book value in R$ 74.9 million in December 2010).

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

Goodwill originated in a business combination has the recoverability evaluated in an annual basis, and it is anticipated if events or circumstances indicate the necessity. The test considers accepted market practices, including cash flows and compares the book value with its fair value. The reversal of goodwill impairment losses previously recognized from business combination is not allowed. Annually, in December, the Company performs impairment tests for all operating segments, which represents the lowest level in which goodwill is monitored by the management.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for Company’s operating segments, based on projected cash flows may be negatively impacted if the economy global recovery happens slowly than expected during the preparation of financial statements in December 2011.

Additional information related to impairment of goodwill and other long lived assets are described at note 27 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities. The Company expects to meet its cash needs for 2012 primarily through a combination of operating cash flow, cash and cash equivalents, short-term investments and capital increase from the public offering.

Cash Flow

The table below presents information for the cash flow of the respective years:

	For the year ended December 31,
				Variation	Variation
	2011	2010	2009	2011 / 2010	2010 / 2009

Cash flows from operating activities
Net income for the year	2,097,576	2,457,379	1,004,508	-14.6%	144.6%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,771,881	1,893,074	1,745,319	-6.4%	8.5%
(Reversal) Impairment of assets	—	(336,346)	1,072,190	—	—
Restructuring costs	—	—	150,707	—	—
Equity in earnings of unconsolidated companies	(62,662)	(39,454)	108,957	58.8%	—
Exchange variation, net	(51,757)	(104,364)	(1,060,883)	-50.4%	-90.2%
Losses (Gains) on financial instruments, net	65,438	(12,392)	26,178	—	—
Post-employment benefits	15,882	82,611	33,995	-80.8%	143.0%
Stock based remuneration	13,974	18,629	22,380	-25.0%	-16.8%
Income tax	253,096	501,859	26,952	-49.6%	1762.0%
Losses (Gains) on disposal of property, plant and equipment and	21,006	(20,532)	116,989	—	—
Gains on available for sale securities	(28,073)	—	—	—	—
Allowance for doubtful accounts	42,980	16,018	57,971	168.3%	-72.4%
Provision for tax, labor and civil claims	261,024	199,092	(15,886)	31.1%	—
Interest income on investments	(265,766)	(174,622)	(346,531)	52.2%	-49.6%
Interest expense on loans	828,106	919,594	992,693	-9.9%	-7.4%
Interest on loans with related parties	(4,388)	—	—	—	—
Provision for net realisable value adjustment in inventory	56,999	50,526	36,459	12.8%	38.6%
Reversal of net realisable value adjustment in inventory	(122,877)	(50,634)	(196,981)	142.7%	-74.3%
	4,892,439	5,400,438	3,775,017	-9.4%	43.1%
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable	(203,041)	(660,891)	1,449,678	-69.3%	—
(Increase) Decrease in inventories	(681,604)	(1,160,419)	3,766,059	-41.3%	—
Increase (Decrease) in trade accounts payable	1,121,433	110,358	(1,731,878)	916.2%	—
(Increase) Decrease in other receivables	(415,192)	176,403	(148,962)	—	—
(Decrease) Increase in other payables	(127,854)	(168,962)	203,038	-24.3%	—
Distributions from jointly-controlled entities	61,150	68,647	41,887	-10.9%	63.9%
Purchases of trading securities	(6,113,717)	(712,204)	(1,283,438)	758.4%	-44.5%
Proceeds from maturities and sales of trading securities	4,384,832	2,423,597	1,642,383	80.9%	47.6%
Cash provided by operating activities	2,918,446	5,476,967	7,713,784	-46.7%	-29.0%

Interest paid on loans and financing	(726,360)	(796,799)	(1,026,893)	-8.8%	-22.4%
Income and social contribution taxes paid	(482,068)	(541,048)	(336,299)	-10.9%	60.9%
Net cash provided by operating activities	1,710,018	4,139,120	6,350,592	-58.7%	-34.8%

Cash flows from investing activities
Additions to property, plant and equipment	(1,961,379)	(1,288,769)	(1,377,776)	52.2%	-6.5%
Proceeds from sales of property, plant and equipment, investments and other	11,473	19,269	64,606	-40.5%	-70.2%
Additions to other intangibles	(141,666)	(94,598)	—	49.8%	—
Advance for capital increase in jointly-controlled entity	(74,785)	—	—	—	—
Payment for business acquisitions, net of cash of acquired entities	—	(283,110)	(71,068)	—	298.4%
Purchases of available for sale securities	(723,285)	(1,371,835)	(2,589,350)	-47.3%	-47.0%
Proceeds from sales of available for sale securities	778,484	1,415,981	2,925,254	-45.0%	-51.6%
Net cash used in investing activities	(2,111,158)	(1,603,062)	(1,048,334)	31.7%	52.9%

Cash flows from financing activities
Capital increase	3,874,329	—	—	—	—
Purchase of own shares	(78,094)	(38,705)	(12,919)	101.8%	199.6%
Dividends and interest on capital paid	(550,706)	(1,018,488)	(328,691)	-45.9%	209.9%
Payment of loans and financing fees	(25,530)	(4,562)	(37,989)	459.6%	-88.0%
Proceeds from loans and financing	1,378,637	3,885,937	4,089,424	-64.5%	-5.0%
Repayment of loans and financing	(3,781,247)	(3,453,158)	(8,469,908)	9.5%	-59.2%
Intercompany loans, net	(90,325)	39,344	(173,549)	—	—
Payment for acquisition of additional interest in subsidiaries	—	(2,908,969)	—	—	—
Net cash provided by /(used in) financing activities	727,064	(3,498,601)	(4,933,632)	—	-29.1%

Exchange variation on cash and cash equivalents	89,641	(68,367)	(303,291)	—	-77.5%

Increase (Decrease) in cash and cash equivalents	415,565	(1,030,910)	65,335	—	—
Cash and cash equivalents at beginning of year	1,061,034	2,091,944	2,026,609	-49.3%	3.2%
Cash and cash equivalents at end of year	1,476,599	1,061,034	2,091,944	39.2%	-49.3%

Cash and cash equivalents totaled R$ 1,476.6 million, R$ 1,061.0 million and R$ 2,091.9 on December 31, 2011, 2010 and 2009, respectively, as analyzed below:

Net cash provided by operating activities

Net cash from operating activities totaled R$ 1,710.0 million, R$ 4,139.1 million and R$ 6,350.6 in the fiscal years ended on December 31, 2011, 2010 and 2009, respectively.

In 2011, the net cash from operating activities decreased by 58.7% in relation to 2010. This reduction resulted mainly from increased investments on trading securities, due to the Company’s capital increase in April, 2011.

In 2010, net cash from operating activities decreased by 34.8% due to new demand levels, which resulted from economic recovery of the international financial crisis and the resulting increased production, which, in turn, affected the Company’s working capital needs. From December 31, 2009 to December 31, 2010, the working capital (comprising receivables from clients, plus inventories, minus suppliers) increased by 23.1%, going from R$ 6,632.2 million in the year ended on December 31, 2009 to R$ 8,167.5 million in 2010, affected mainly by increased inventories and receivables.

Net cash used in investing activities

Net cash used in investing activities increased by 31.7%, going from R$ 1,603.1 million in the year ended on December 31, 2010 to R$ 2,111.2 million in 2011, largely due to fixed asset acquisitions in 2011 in connection with the Company’s investment plan, particularly in the Brazil business operation.

Net cash used in investing activities increased by 52.9%, going from R$ 1,048.3 in the year ended on December 31, 2009 to R$ 1,603.1 in 2010, particularly due to the investment of R$ 1,269.5 million on fixed and intangible asset acquisition, and R$ 283.1 million used to pay the acquisition of Tamco.

Net cash used in financing activities

Net cash yielded by financing activities went from R$ 3,498.6 million in the year ended on December 31, 2010 to R$ 727.1 million in 2011, which reflects the capital increase due to the public offering. Additionally to this operation, part of the capital increase was used to prepay debts in the amount of R$ 2,058.2 million.

In April 2011, the Board of Directors of Gerdau S.A. approved the issuance of 68,026,910 common shares and 134,830,100 preferred shares, resulting in a capital increase of approximately R$ 3.7 billion, pursuant to a fully registered public offering. On April 18, 2011, the financial settlement of the public offering took place, with a net resource addition of R$ 3.6 billion in the Company’s funds.

Net cash used in financing activities decreased by 29.1% going-from R$ 4,933.6 million in the year ended on December 31, 2009 to R$ 3,498.6 million in 2010, which is mainly a result of a reduction in loan and financing amortization, despite payment of minority control acquisitions (particularly Gerdau Ameristeel) and increased dividend distribution.

In 2010, the Company repaid loans and financing in the amount of R$ 3,453.2 million related to the prepayment of the Perpetual Bond in a total of US$ 600 million (R$ 1,031 million) and Gerdau Ameristeel’s term loan of US$ 430 million (R$ 739 million). The Company also paid R$ 2,909.0 million for interest increase in subsidiaries, mainly the acquisition of the non-controlling interest in Gerdau Ameristeel. In 2009, the Company repaid loans and financing in the amount of R$ 8,469.9 million. This amount was due to the amortizations and prepayments made in the period, such as the Senior Notes of its U.S. subsidiary, Gerdau Ameristeel, a redemption of US$ 405 million (R$ 764 million) with annual coupon of 10.375% and maturity in 2011. The total value of the redemption was US$ 412.3 million (R$ 777.8 million). Gerdau Ameristeel also prepaid US$ 300 million (R$ 522 million) in debt. Another important impact was the foreign exchange variation effect of 25.5% in the period over the debt contracted in U.S. dollar.

The proceeds of loans and financing amounted to R$ 3,885.9 million in 2010 and R$ 4,089.4 million in 2009. In 2010, the Company issued a 10-year maturity bond to pay for acquisitions (non-controlling interests from Gerdau Ameristeel and Tamco) and prepay certain loans and financings.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2011, 2010 and 2009 (in thousands of Brazilian reais):

	2011	2010	2009
SHORT TERM:	1,756,993	1,693,037	1,356,781
Total short-term debt	1,099,273	951,905	735,197
Debt denominated in Brazilian reais	426,046	157,108	390,552
Debt denominated in foreign currency	673,227	794,797	344,645
Current portion of long-term debt	616,032	626,063	621,584
Debentures	41,688	115,069	—

LONG TERM:	11,926,535	12,976,958	13,164,134
Total long-term debt	11,798,322	12,986,119	13,184,739
Debt denominated in Brazilian reais	1,991,673	2,436,795	1,852,905
Debt denominated in foreign currency	9,806,649	10,549,324	11,331,834
Current portion of long-term debt	(616,032)	(626,063)	(621,584)
Debentures	744,245	616,902	600,979

TOTAL DEBT:	13,683,528	14,669,995	14,520,915
Short and long-term investments, cash and cash equivalents	4,578,248	2,203,292	4,819,348
NET DEBT(1)	9,105,280	12,466,703	9,701,567

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

Total debt amounted to R$ 13,683.5 million, R$ 14,670.0 million and R$ 14,520.9 million in the years ended December 31, 2011, 2010 and 2009, respectively. Net debt (Net Debt is a non-gaap metric defined as short- and long-term debt plus debentures less short and long-term investments and cash and cash equivalents, broadly used by investors to measure Company’s indebtedness position) decreased from R$ 12,466.7 million in 2010 to R$ 9,105.3 million in 2011. This decrease of R$ 3,361.4 million is mainly due to the capital increase of R$ 3,597.8 million concluded in April 2011. Net debt increased from R$ 9,701.6 million in 2009 to R$ 12,466.7 million in 2010. This increase of R$ 2,765.1 million is due to a reduction in short and long-term investments, cash and cash equivalent mainly to pay the acquisition of non-controlling interest of Gerdau Ameristeel.

Of the total debt at December 31, 2011, 12.8% was short-term and 87.2% was long-term. In 2010, 11.5% was short-term and 88.5% was long-term and in 2009, short-term debt accounted for 9.3%, while the remaining balance was long-term.

As of December 31, 2011, the Company’s short-term debt amounted to R$ 1,099.3 million. Of this total, R$ 426.0 million was related to financing in Brazilian reais and R$ 673.2 million to financing in foreign currencies. In 2011, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,757.0 million, representing an increase of 3.8% relative to 2010. As of December 31, 2010, the Company’s short-term debt amounted to R$ 951.9 million. Of this total, R$ 157.1 million was related to financing in Brazilian reais and R$ 794.8 million to financing in foreign currencies. At the same date, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,693.0 million, representing an increase of 24.8% relative to 2009. The increase in the short-term debt was related to an increase in working capital needs.

The Company’s long-term debt, as of December 31, 2011 amounted to R$ 11.798.3 million. Of this total, R$ 1,991.7 million was denominated in Brazilian reais and R$ 9,806.6 million in foreign currencies. In 2011, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 11,926.5 million, representing a decrease of 8.1% relative to 2010, mainly due to pre-payment of debts totaling R$ 2,058.2 million. As of December 31, 2010, the Company’s long-term debt amounted to R$ 12,986.1 million. Of this total, R$ 2,436.8 million was denominated in Brazilian reais and R$ 10,549.3 million in foreign currencies. At the same date, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 12,977.0 million, representing a decrease of 1.4% relative to 2009.

As of December 31, 2011, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2013	1,727
2014	1,173
2015	518
After 2015	8,509
Total	11,927

Financial Agreements

We highlight the material financial agreements outstanding at year end 2011:

Term Loan Facility

On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing in the amount of US$ 2.75 billion and final maturity on September 14, 2013. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On April 21, 2011 the company has totally prepaid the Term Loan Facility in the amount of US$ 1.3 billion (R$ 2.1 billion as of April 21, 2011).

Bond 2017

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1.00 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.5 billion (R$ 2.8 billion as of December 31, 2011).

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.3 billion as of December 31, 2011).

IFC Loan Agreement

In February 2010, Kalyani Gerdau Steels Limited entered into a US$25 million loan agreement with International Finance Corporation guaranteed by the Company, with a tenor of ten years.

4131 Banco do Brasil

On June 25, 2010, the subsidiary Gerdau Açominas S.A. concluded a working capital financing operation with Banco do Brasil S.A., Tokyo Branch, worth US$ 350 million, maturing on June 22, 2015. The agreement is guaranteed by a letter of credit issued by Banco do Brasil S.A. On December 31, 2011, the outstanding balance of the operation amounted to US$ 350.0 million (R$ 656.3 million on December 31, 2011). The issue was aimed at lengthening the Company’s debt profile, and its proceeds were used to settle two obligations with shorter terms. The obligatons that were prepaid are: 4131 Banco do Brasil worth US$ 200.0 million and 4131 Bradesco worth US$ 150.0 million.

Export Credit Note (NCE) 20/00726-4

On June 30, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$200.0 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2011, the outstanding balance of the operation amounted to R$180.0 million.

Export Credit Note (NCE) 20/00727-2

On July 1, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$150.0 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2011, the outstanding balance of the operation amounted to R$ 135.0 million.

BNDES Agreements

In July 2010, Aços Villares S.A., now incorporated by Gerdau S.A, entered into three loan agreements with Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A.—Banco Múltiplo and Banco Alfa de Investimento S.A. by means of which these banks will on-lend, to Aços Villares S.A., funds provided by the BNDES in the total amount of R$250 million. The agreements have a tenor of three years.

In October 2010, Gerdau Açominas S.A entered into a loan agreement with Itaú Unibanco S.A., by means of which this bank will on-lend, to Gerdau Açominas, funds provided by the BNDES in the total amount of R$60 million. The agreements have a total tenor of one year and two months.

Bond 2021

On October 1, 2010, the subsidiary Gerdau Trade Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 30, 2021. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.3 billion as of December 31, 2011). Part of the proceeds of this issue were used to prepay the Perpetual Bonds on September 22, 2010, in the amount of US$ 600 million. The Perpetual Bonds were issued on September 15, 2005 and had no final maturity date.

ECGD - Export Credits Guarantee Department

In June 16, 2011, the subsidiary Gerdau Açominas S.A. conclued a transaction in the total amount of US$ 251.5 million and maturity date on August, 2023. The Company guarantees this transaction. The following financial institutions are lender parties in this transaction: Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc e BNP Paribas. This transaction is coverd by ECGD (Export Credits Guarantee Department), the English export credit agency. As of December 31, 2011, the outstanding amount of this transaction was US$ 76.9 million (R$ 144.3 million as of December 31, 2011).

Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 76.4 million, on the date of the Consolidated Financial Statements, are secured by the assets being financed.

Covenants

As an instrument to monitor the financial condition of the Company by its creditors, financial covenants are used in certain financial agreements.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2011 such covenant was 4.3 times.

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2011 such covenant was 2.9 times.

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio requires that the Net Worth must be greater than R$ 3,759,200. As of December 31, 2011, the Net Worth was R$ 26.5 billion; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2011 the current ratio was 2.6 times.

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

As of December 31, 2011 and as of the date of this Annual Report on Form 20-F, the Company was in compliance with all contractual covenants related to its financial agreements.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by the global economics and the steel market.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed by Metalúrgica Gerdau S.A.. On December 31, 2011 the outstanding amount was R$ 228.3 million.

On August 18, 2011, the Company concluded the Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A, Gerdau Aços Especiais S.A and Gerdau Comercial de Aços S.A. The line is divided into two tranches of US$ 500 million each. One of the tranches is for Gerdau’s North American subsidiaries borrowing needs and the other is for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. Due to this credit line agreement, the others credit lines the North American subsidiaries and the subsidiary Gerdau MacSteel Inc. held were canceled. This transaction has a tenor of 3 years. As of December 31, 2011, the outstanding loans under the line totaled US$ 329,8 million (R$ 618.6 million as of December 31, 2011) and are classified as working capital (US$)

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see letter E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the amount of R$ 1,531 million on December 2011.

The Company is the guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú for a secured loan in the amount of US$ 150 million (R$ 281.370 million as of December 31, 2011) with Scotia bank and Banco de Crédito del Perú. On December 31, 2011, the outstanding amount of this facility was US$ 87.5 million (R$ 164.1 million). The Company is also the guarantor for a credit facility of US$ 75 million (R$ 140.7 million as of December 31, 2011) for this same subsidiary with BBVA. On December 31, 2011, the outstanding amount of this facility was US$ 67.5 million (R$ 126.6 million).

The Company is the guarantor for the associated Kalyani Gerdau Steels Limited for a financing contract in the amount of US$25 million with International Finance Corporation issued in February, 2010, with a tenor of ten years.

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 25 million (R$ 46.9 million as of December 31, 2011), issued on April, 2011.

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 34.935 million (R 65.465 million as of December 31,2011) covered by SACE.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 24 million on December 31, 2011, corresponding to a joint liability of 51.82% of the amount.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.5 billion (R$ 2.8 billion as of December 31, 2010)

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2.3 billion as of December 31, 2010).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2.3 billion as of December 31, 2010).

The Company is the guarantor for the subsidiary Diaco S.A. for a financing contract in the amount of COP$ 61.5 billion equivalent to US$ 35 million (R$ 65.7 million as of December 31, 2011).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 8.4 million (US$ 4.5 million as of December 31, 2011).

The Company is the guarantor for the associated Gerdau Corsa S.A. for a credit line facility in the amount of US$ 44.5 million (R$ 83.5 million as of December 31, 2011).

The Company is the guarantor for the subsidiary Empresa Siderurgica Del Perú S.A.A., co-borrower of the global credit line, for working capital financing in the amount of US$ 80 million (R$ 150.1 million as of December 31, 2011).

The Company is the guarantor for the subsidiary Industrias Nacionales C. por A., co-borrower of the global credit line, for working capital financing in the amount of US$ 60.9 million (R$ 114.2 million as of December 31, 2011).

The Company is the guarantor for the subsidiary Diaco S.A, co-borrower of the global credit line, for working capital financing in the amount of US$ 10 million (R$ 18.8 million as of December 31, 2011), US$ 35 million (R$ 65.7 million as of December 31, 2011) and US$ 60 million (R$ 112.5 million as of December 31, 2011).

The Company is the guarantor for the subsidiary Aceros Corsa S.A de C.V., co-borrower of the global credit line, for working capital financing in the amount of US$ 73 million (R$ 137 million as of December 31, 2011).

The Company is the guarantor for the subsidiary Siderurgica Tultitlán S.A de C.V., co-borrower of the global credit line, for working capital financing in the amount of US$ 10.9 million (R$ 20.4 million as of December 31, 2011).

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

Policy for determining fair value: The criteria to determine the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. The methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and according to each market where the company has exposure. The swaps, both on the asset and on the liability side, are estimated in separate and discounted to present value. The difference in the result between extremities generates the swaps market value. The amounts are calculated based on models and rates available in the market and which take into consideration both present and future market conditions. Amounts are gross before taxes. Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards (NDFs):

Subsidiary Cleary Holdings settled the NDF’s that were designated as cash flow hedges which matured on February 4, 2011 and March 4, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of December 31, 2011, these NDF’s generated a gain of R$ 370, which were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota (Bogota Bank).

Subsidiary Cleary Holdings settled the NDF’s that were designated as cash flow hedges which matured on December 22, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of December 31, 2011, these NDF’s generated a loss of R$ 316, which were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota (Bogota Bank).

Subsidiary Diaco S.A. settled forward designated as cash flow hedge, which matured on April 7, 2011. These transactions were contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of December 31, 2011, the effect of this instrument in the statement of income was a loss of R$ 106, which were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. settled forward designated as cash flow hedges, which matured on October 7, 2011. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of December 31, 2011, the effect of this instrument in the statement of income was a loss of R$ 505 which were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 10.0 million (R$ 18,758 as of December 31, 2011) with maturity date on September 24, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of this contract represents a gain of R$ 140 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 60.0 million (R$ 112,548 as of December 31, 2011) with maturity date on December 12, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of this contract represents a loss of R$ 314 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

The prospective and retrospective testing made for above financial instruments does not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

The subsidiary Gerdau Ameristeel Corp. settled in advance interest rate swap contract qualified as a cash flow hedge with mature between March 2012 and September 2013. These operations were contracted in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. As of December 31, 2011 the effect of these swaps in the statement of income was a loss of R$ 68,698, which was presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income. The counterparts to this transaction were ABN Amro Bank, HSBC, and JP Morgan.

The Company through its subsidiary GTL Equity Investments Corp. settled swap of Exchange Coupon versus Libor with the bank JP Morgan which matured between December 21, 2010 and December 21, 2011. This operation was entered into in order to take advantage of the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk; however, this risk is related to its business. The fair value adjustment of these contracts as of December 31, 2011 results in a gain of R$ 3,722 which were presented in the account “Gains and losses on derivatives, net”.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into a Libor interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a notional value of US$ 35.71 million (R$ 66,985 as of December 31, 2011) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of December 31, 2011 results in a net loss of R$ 3,674 presented in the statement of income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 656,530 as of December 31, 2011) and a maturity date of June 22, 2015, on which the financial charges agreed on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value adjustment of this contract as of December 31, 2011 results in a net loss of R$ 1,339 presented in the statement of income. The counterparts of this operation are the following banks: HSBC, Citibank and Morgan Stanley.

For further information regarding to Swap Contracts (Interest Rate Swap and Cross Currency Swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2011 — Capital Expenditure

In fiscal year 2011, capital expenditure on fixed assets was R$ 1,961.4 million. Of this total, 70.3% was allocated to Brazil Business Operation units and the remaining 29.7% was allocated to the other businesses operations.

Brazil Business Operation — a total of R$ 1,378.6 million was invested in this operation for capital expenditure. A major part of this investment was for the installation of heavy plates and hot-rolled coil rolling mills at the Açominas mill. The Company also invested for the development and installation of new downstream units. Moreover, in the beginning of 2011, the Company completed the expansion of the structural profile rolling mill at the Açominas mill.

North America Business Operation — this business operation spent R$ 171.1 million, for capital expenditure on fixed assets equally distributed throughout the units which compose this business operation.

Latin America Business Operation — in 2011, the Latin American units spent R$ 200.3 million, for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located, with an important portion designated to the development of the port facilities in Colombia.

Special Steel Business Operation — the special steel units spent R$ 211.4 million in 2011, for capital expenditure on maintenance and technological upgrade equally distributed throughout the units which compose this business operation.

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

Special Steel Business Operation — the special steel units spent R$ 97.9 million in 2010, for capital expenditure on fixed assets equally distributed throughout the countries which compose this business operation.

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

Special Steel Business Operation — the special steel units spent R$ 75.5 million in 2009, representing 5.4% of total capital expenditures to the installation of bloom casting at Sidenor (Spain) and the increase in continuous casting speed at Aços Especiais Piratini (Brazil).

Main Capital Expenditure Currently in Progress

The investments in fixed assets planned for the period from 2012 to 2016 are estimated at R$ 10.3 billion, and include both strategic and maintenance investments (see table below).

Investment Plan—Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Açominas mill-MG	Brazil	1,900	2012/2013
Expansion of mining capacity to 7 million tonnes	Brazil	—	2012
Rebar fabricating and ready-to-use steel product units	Brazil	—	2013
Wire rod and rebar rolling mill in Cosigua mill-RJ(1),(2)	Brazil	600	2013
North America Business Operation
Reheating furnace at Calvert City, Kentucky	USA	—	2012
Increase in crude steel capacity at Midlothian mill, Texas	USA	200	2014
Increase in rolling capacity at Midlothian mill, Texas	USA	100	2014
Latin America Business Operation
Port facilities (for coal and coke shipments)	Colombia	—	2012
Rolling expansion at Tuta and Tocancipá mills	Colombia	80	2012
Rebar and light commercial profile tolling in Guatemala(3)	Guatemala	200	2012/2013
Special Steel Business Operation
New continuous slab casting unit with production capacity increase at Monroe mill, Michigan	USA	200	2012
Expansion of crude steel, long steel products and finishing capacities (at 2 different mills)(2)	USA	300	2014
Special steel and rebar rolling mill, sintering, coke plant and power generation(3)	India	300	2012/2013
Special steel rolling mill at Pindamonhahgaba mill, São Paulo	Brazil	500	2012
New continuous casting and reheating furnace at Pindamonhahgaba mill, São Paulo	Brazil	—	2013
Expansion of rolling capacity at Mogi das Cruzes mill, São Paulo	Brazil	60	2012

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be revamped.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a jointly-controlled entity.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

All Gerdau mills have excellent quality management supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical methods for improving the assessment of process variables, as well as “Quality Function Deployment”, a methodology through which technicians can identify the full range of customer requirements.

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

Knowledge Management Portal is used to share information among all steel mills seeking performance improvements and leverage of process knowledge supported by Communities of Practice and technical specialists.

Due to the specialized nature of its business, the Company’s special steel mills are constantly investing in technological upgrading and in research and development. These mills are active in the automotive segment and maintain a technology department responsible for new products and the optimization of existing processes.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment the Company uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. The Company has technology transfer agreements with Nippon Steel, Kyoei Steel, Thyssen, Daido Steel and BSW.

As is common with mini-mill steelmakers, the Company usually acquires technology in the market rather than developing new technology through intensive research and development, since steelmaking technology is readily available for purchase.

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has a research and development centers in Brazil, the United States and Spain used to meet the markets for special steel, especially for the automotive industry. The Company invested in research and development R$ 127.5 million in 2009, R$ 214.7 million in 2010 and R$ 210.9 million in 2011.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

Studies from the World Steel Association indicate that world steel consumption should grow by 5.4% in 2012, to reach 1.5 billion tonnes. About 70% of the world steel consumption should occur in the developing economies, which Gerdau has a representative portion of its operations.

According to data from the Brazilian Steel Institute, Brazil steel consumption is expected to grow 7%, reaching 26.7 million tonnes of steel in 2012, supported by solid GDP growth in the period. Brazilian Central Bank estimates call for GDP growth of 3.3% in the year. In the construction industry growth is expected to remain robust, with estimates from Brazilian Central Bank pointing to growth in Brazil’s civil construction of 5% in 2012, growth rate higher than in 2011. In the manufacturing industry the Brazilian Central Bank is projecting GDP growth of 3% in 2012 for the sector.

The IMF projects GDP growth in North America for 2012 at 1.8%. This positive outlook is also supported by data from the World Steel Association, which points to steel consumption growing by 5% in 2012 to reach 94 million tonnes. The highlight in this scenario is the expected continued recovery in industrial construction, especially for energy projects, and the expected need for investments in infrastructure projects over the coming years.

In Latin America (excluding Brazil), for 2012, the estimates are optimistic, with GDP in the region projected to grow by 3.6% in 2012. According to the World Steel Association, steel consumption in Latin America, excluding Brazil, should reach 42 million tonnes in 2012, a growth of 5% over 2011, which should support a gradual increase in per-capita steel consumption in the region, which still remains at low levels.

The outlook for the special steel market in 2012 is also positive. In the United States, medium and heavy vehicle production is forecasted to grow 10% in 2012. In Brazil, the ANFAVEA (Vehicle Manufacturers’ Association) forecasts vehicle production to grow 2% in 2012. In India, the vehicle production is estimated to grow14% in 2012, according to the Society of Indian Automobile Manufactures (SIAM).

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 46,895 as of December 31, 2011). The Company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of the principal equipment in the amount of US$ 34.9 million (R$ 65,465 as of December 31, 2011). On December 31, 2011 the amount used was US$ 32.9 million (R$ 61,672).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 23,991, corresponding to a joint liability of 51.82% of the amount.

The Company provides guarantee to a line of credit to working capital to its joint-controlled entity Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 44.5 million (R$ 83,473 as of December 31, 2011).

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 60.9 million (R$ 114,154 as of December 31, 2011).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the Company’s contractual obligations on December 31, 2011.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Short-term debt obligations (1)	1,099,273	1,099,273	—	—	—
Long-term debt obligations (1)	11,798,322	616,032	2,431,794	745,927	8,004,569
Debentures (1)	785,933	41,688	467,937	—	276,308
Interest payments	3,263,395	502,369	990,970	808,975	961,081
Interest rate swap	5,327	314	3,674	1,339	—
Operating lease obligations (2)	145,955	43,586	69,888	26,020	6,461
Capital expenditures (3)	2,140,674	1,650,387	490,287	—	—
Unconditional purchase obligations (4)	378,257	378,257	—	—	—
Pension funding obligations (5)	176,054	151,342	4,268	4,501	15,943
Put option the remaining stake in PCS acquisition (6)	4,723	—	4,723	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition (7)	528,821	—	528,821	—	—
Total	20,326,734	4,483,248	4,992,362	1,586,762	9,264,362

(1) Total amounts are included in the December 31, 2011 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2011.

(3) Purchase obligations for capital expenditures correspond to and are related to capital projects.  The full amount relates to capital projects agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2011, the corresponding liability has not yet been recorded in its current financial statements.

(4) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(6) Gerdau Ameristeel has the call option for 1% of the remaining stake in PCS, which can be exercised as from November 1, 2011. Additionally, the minority shareholders also have the option to sell the remaining 1% stake in PCS to Gerdau Ameristeel, for the established price and also after November 1, 2014. See Note 15.f — Financial Instruments to the consolidated financial statements included herein.

(7) During 2006, the Company entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but also granted a put option to Santander Group, which acquired another stake of 40% of Corporación Sidenor. According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company on January 10, 2014, with the option of exercise in advance in January of each year, starting in 2012. See Note 15.f — Financial Instruments to the consolidated financial statements included herein.

G. SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

JORGE GERDAU JOHANNPETER (born in 1936) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). Since 1983 he has been the Chairman of the Board of Directors of Gerdau S.A and of the parent company Metalúrgica Gerdau S.A and the subsidiary Seiva S.A — Florestas e Indústrias. On January 2, 2007, Jorge Gerdau Johannpeter retired from the Gerdau Executive Committee and since then he has been serving exclusively as a member of the Board of Directors, as its President. In addition, he is a member of the Board of Directors of the Instituto Aço Brasil — IABR (Brazilian Steel Institute) and a member of the board of directors of the World Steel Association.  Jorge Johannpeter has also been a member of the Board of Directors of Petróleo Brasileiro S.A — Petrobrás since October 19, 2001 and a member of the board of directors of Petrobrás Distribuidora S.A. — BR. Furthermore, he is a member of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the

Brazilian federal government, and the president of the Câmara de Políticas de Gestão, Desempenho e Competitividade — CGDC (Competitiveness and Management Council), a body linked to the CDES. Jorge Johannpeter has also actively participated of non-profitable organizations, as a member of the deliberative council of Parceiros Voluntários (Volunteer Partners), chairman of Programa Gaúcho da Qualidade e Produtividade — PGQP (Quality and Productivity Program of the State of Rio Grande do Sul), which is the fouder of Movimento Brasil Competitivo (Competitive Brazil Movement). Jorge Gerdau Johannpeter holds a degree in Law from the Federal University of Rio Grande do Sul.

GERMANO HUGO GERDAU JOHANNPETER (born in 1932) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. Currently, he has been serving exclusively to the Board of Directors. He is also a Vice Chairman of the Board of Directors of the parent company Metalúrgica Gerdau S.A and a member of the Board of Directors of the subsidiary Seiva S.A.  — Florestas e Indústrias. He holds a degree in Business Administration from the Getúlio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (born in 1935) has worked for the Gerdau Group since 1954. He became and Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. Currently, he has been serving exclusively to the Board of Directors. He is also the Vice Chairman of the Board of Directors of the parent company Metalúrgica Gerdau S.A. and a member of the Board of Directors of the subsidiary Seiva S.A.  — Florestas e Indústrias. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (born in 1942) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006. From January 2, 2007, he has served exclusively as a Vice Chairman of the Board of Directors. He is also the Vice Chairman of the Board of Directors of the parent company Metalúrgica Gerdau S.A. and a member of the Board of Directors of the subsidiary Seiva S.A.  — Florestas e Indústrias. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

AFFONSO CELSO PASTORE (born in 1939) has been an Independent Board Member of Gerdau since 2002. He is also a member of the board of directors of the controller company Metalúrgica Gerdau S.A. In addition he has been a member of the board of directors of Even Construtora e Incorporadora S.A. since February 2010 and a member of the board of directors of M. Dias Branco S.A — Indústria e Comércio de Alimentos since July, 2010. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank. He is the founder partner of A C Pastore Associados SS Ltda. a consulting company specialized in economic analisys of the Brazilian and international economy. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same university.

OSCAR DE PAULA BERNARDES NETO (born in 1946) has been elected as an Independent Board Member since 2002 and he is also a member of the Board of Directors of the controller company Metalúrgica Gerdau S.A. In addition, he holds the following positions in other companies: (i) a member of the Board of Directors and Audit Committee of Companhia Suzano de Papel e Celulose; (ii) a member of the Board of Directors of São Paulo Alpargatas S.A; (iii) a member of the Board of Directors, Audit Committee and Risks Committee of Localiza Rent a Car; (iv) a member of the Board of Directors and Chairman of the Human Resources Committee of DASA Medicina Diagnóstica da América Latina; (v) a member of the Board of Directors, Financing Committee and Corporate Governance of Praxair Inc. (USA); (vi) senior consultant for the CEO of Johnson Electric (Hong-Kong); (vii) Member of Consultative Councils of Davos Participações Ltda; Bunge Brasil S.A; Alcoa Brasil and Amyris Brasil S.A. e da da Integra Associados. He holds a degree in Chemical Engineering and Business Administration from the Federal University of Rio de Janeiro (UFRJ).

ALFREDO HUALLEM (born in 1946) has worked for the Gerdau Group since 1975, He was promoted to Executive Officer in 1993 and since December 2007, he became a member of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. Since July 2009, keeping his position as an Executive Committee member, Alfredo was assigned responsible for Gerdau Commercial Process. Since December 31, 2011, Alfredo Huallem is no longer an Officer of the Company nor a member of the Gerdau Executive Committee, but he has become a member of the Board of Directors of Gerdau S.A and the controller company Metalúrgica Gerdau S.A, since February 01, 2012.  He graduated in Metallurgical Engineering from the UFF — Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963) has worked for the Gerdau Group since 1980. He is the President of the Company, in the position of Chief Executive Officer (“CEO”) since January, 2007 and president of the Gerdau Executive Committee. At the beginning of 2008 he became a member of the Board of Directors. He is also a member of the Strategy Committee of the Board of Directors. In addition, he is a member of the Board of Directors,

President Officer and president of the Executive Committee of the parent company Metalúrgica Gerdau S.A. and President Officer of the subsidiary Seiva S.A Florestas e Indústrias. Furthermore, he is the president of the Board of Management of Instituto Aço Brasil — IABR (Brazilian Steel Institute) and member of the Conselho Econômico e Social do Rio Grande do Sul — CDES — RS (a organization created to analyze, discuss and propose guidelines to promote economic and social development for the State of Rio Grande do Sul).  He graduated in Business Administration from the Pontifícia Universidade Federal do Rio Grande do Sul (PUC — RS). He studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

CLAUDIO JOHANNPETER (born in 1963) joined the Company in 1982. He became an executive officer in 1997, and holds the position of Chief Operating Officer (“COO”) and member of the Gerdau Executive Committee since 2007. At the beginning of 2008 he became a member of the Board of Directors. He is also a member of the Board of Directors, COO and member of the Executive Committee of the parent company Metalúrgica Gerdau S.A and an Officer of the subsidiary Seiva S.A Florestas e Indústrias. He graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States).

OSVALDO BURGOS SCHIRMER (born in 1950) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. Today he holds the positions of Executive Vice President of the Gerdau Executive Committee (since 2002), Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. He is also Executive Vice President of Executive Committee, Chief Financial Officer (CFO) and Investor Relations Executive Officer of the parent company Metalúrgica Gerdau and Officer of the subsidiary Seiva S.A. - Florestas e Indústrias. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

EXPEDITO LUZ (born in 1951) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure he is now Secretary-General of the Board of Directors. Expedito also holds the position of Executive Vice President, Legal and Compliance and member of the Gerdau Executive Committee. He is also Executive Vice President, Legal and Compliance and member of the Executive Committee of the parent company Metalúrgica Gerdau S.A and an Officer of Seiva S.A — Florestas e Indústrias. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

MANOEL VITOR DE MENDONÇA FILHO (born in 1957) has worked for the Gerdau Group since 1983.  He holds the position of Executive Vice President (since 2001) and he is a member of the Gerdau Executive Committee (since 2007). He is also Executive Vice President and member of Executive Committee of the parent company Metalúrgica Gerdau S.A. Manoel Vitor graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, and holds an MBA from the Getúlio Vargas Foundation.

FRANCISCO DEPPERMANN FORTES (born in 1963) has worked for the Gerdau Group since 1985. He has been Executive Officer and Executive Vice President of the Gerdau Executive Committee since 2011. He is also Executive Officer and Executive Vice President of the Executive Committee of the parent company Metalúrgica Gerdau S.A. He graduated in Metallurgical Engineering at the Federal University of Rio Grande do Sul — UFRGS - in 1985, obtained a master degree in Business also from UFRGS in 2001. In 2008 he concluded the Gerdau Business Program and holds a degree from Stanford Executive Program (2010).

RICARDO GIUZEPPE MASCHERONI (born in 1961) has worked for the Gerdau Group since 1983. He has been Executive Officer and Executive Vice President of the Gerdau Executive Committee since 2011. He is also Executive Officer and Executive Vice President of the Executive Committee of the parent company Metalúrgica Gerdau S.A. He graduated in Economics at Catholic University of Petrópolis - UCP - RJ, in 1982, with a degree in Marketing from PUC — RJ in 1983. Concluded the Gerdau Business Program in 2008.

Find below the summary of the structures of the Board of Directors and of the Statutory Board of Executive Officers:

Board of Directors
Chairman:
Jorge Gerdau Johannpeter

Vice Chairmen:
Germano Hugo Gerdau Johannpeter
Klaus Gerdau Johannpeter
Frederico Carlos Gerdau Johannpeter

Board members:
Andre Bier Gerdau Johannpeter
Claudio Johannpeter
Affonso Celso Pastore
Oscar de Paula Bernardes Neto
Alfredo Huallem(1)

Statutory Board of Executive Officers
Chief Executive Officer (CEO):
Andre Bier Gerdau Johannpeter

Chief Operating Officer (COO):
Claudio Johannpeter

Vice-Presidents:
Manoel Vitor de Mendonça Filho
Francisco Deppermann Fortes
Ricardo Giuzeppe Mascheroni

Vice-President, Legal and Compliance Officer:
Expedito Luz

Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:
Osvaldo Burgos Schirmer

1.

Alfredo Huallem was a member of the Board of Executive Officers until December 31, 2011 and since February 1, 2012, he became a member of the Board of Directors (see item 8.B “Significant Changes” below).

2.	Paulo Bins de Vasconcellos was a member of the Board of Executive Officers until May 31, 2011(see item 8.B “Significant Changes” below).
3.	Mário Longhi Filho was a member of the Board of Executive Officers until June 22, 2011 (see item 8.B “Significant Changes” below).

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

In 2011, Directors and Executive officers from Gerdau were paid a total of R$ 53.2 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, using as performance indicator, actual EBITDA versus planned EBITDA, on the performance of the unit to which the executive is responsible, and on individual performance. Each of the first two factors influencing 30% and the third 40% in the amount of the variable remuneration for more or less.

Gerdau Group co-sponsor Pension Plans to his subsidiaries, in Brazil, United States and Canada covering the majority of their employees.  The plans are Defined Benefit plans (42%) and Defined Contribution (58%).

During 2011, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1.2 thousand.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits from the Company. These benefits are in no way different from those offered to the other employees of the Company.

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

To meet the effort of aligning globally both the compensation programs and the business needs, the Human Resources team supported by the HAY Group Consultancy, expert in compensation related matters, reviewed the Long Term Compensation Program which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010.

The purpose of this new Plan is to attract, retain and motivate key employees as well as to stimulate the achievement of long term results by tying significant part of this compensation to a long term financial metric, in this case the ROCE (Return on Capital Employed).

The Chief Executive Officer (CEO), the Chief Operating Officer (COO), Board Members and Director positions and higher will have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

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

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 25.I for a complete summary of the stock option plans):

Grant date: To be vested from: Must be exercised by: Exercise price per share:	Dec/03 Jan/09 Dec/13 R$6.78	Dec/04 Jan/10 Dec/14 R$10.58	Dec/04 Jan/08 Dec/14 R$10.58	Dec/05 Jan/11 Dec/15 R$12.86	Dec/06 Jan/12 Dec/16 R$17.50	Dec/07 Jan/13 Dec/17 R$26.19	Dec/08 Jan/14 Dec/18 R$14.91	Dec/09 Jan/15 Dec/19 R$29.12	Dec/10 Jan/16 Dec/20 R$22.61	Dec/11 Jan/17 Dec/21 R$14.42	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	671,283	579,349	277,439	1,144,789	872,571	674,563	1,249,153	1,020,296	666,525	904,840	8,060,808
Exercised Options	54,301	40,598	39,800	18,237				1,337	3,581		157,854
Canceled Options				14,253	11,143	7,743	13,602	14,234	115,158		176,133

Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held in April 2004, the bonus issue of one share for every two shares held in April 2005, the bonus issue of one share for every two shares held in April 2006 and the bonus issue of one share for each share held in June 2008.

C. BOARD PRACTICES

In November 2006, Gerdau announced a new phase in its corporate governance, marked by the fourth succession in five generations. This process began in 2000 and has already resulted in important structural changes in the organization, with emphasis on the creation of the Executive Committee in 2002.

The new structure was defined by the scale, complexity and challenges facing Gerdau in its global market operations. The best practices of the world’s large companies were also taken into account.

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Level 1 of the São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and 2003 for Metalúrgica Gerdau S.A.).

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

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1), (2), (3)

Member

André Bier Gerdau Johannpeter (2)

Claudio Johannpeter (2)

Alfredo Huallem (2)

Independent Members

Affonso Celso Pastore (3)

Oscar de Paula Bernardes Neto (1), (3)

Secretary-General

Expedito Luz

Alfredo Huallem is a member of the Board of Directors since February 1, 2012 (see item 8.B “Significant Changes” below).

(1) Member of the Corporate Governance Committee

(2) Member of the Strategy Committee

(3) Member of the Compensation and Succession Committee

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

Mário Longhi Filho was an Officer (Vice President) and member of the Gerdau Executive Committee until June 22, 2011 (see item 8.B “Significant Changes” below).

Since December 31, 2011, Alfredo Huallem is no longer an Officer of the Company nor a member of the Gerdau Executive Committee, but he has become a member of the Board of Directors.

The Compensation and Succession Committee is responsible for:

General duties: expressing an opinion on the Company’s organizational structure, suggesting policies for the selection, retention and succession of executive officers and recommending the applicable measures to the Board of Directors; expressing an opinion on short- and long-term variable compensation plans (including stock option plans), benefits and pensions for executive officers; expressing an opinion on general pay increases, defining the overall amounts for variable compensation and the granting of stock options; reviewing and monitoring the program for development of the CEO, COO, and of the other members of the Executive Committee, suggesting strategies for their professional development;

Regarding the human resources strategies: reviewing and monitoring the human resources strategies in accordance with the Company’s vision, mission and values, in accordance with the Executive Committee’s proposal, and submitting them to the approval of the Board of Directors.

Regarding benefit plans: expressing an opinion on the investment and risk allocation policies set forth for each benefit plan submitted by the Executive Committee, monitoring the choice of investments in view of the beneficiaries’ age bracket; expressing an opinion on the benefit policies submitted by the Executive Committee; and expressing an opinion on the performance of investment and benefit plans managers.

Regarding the evaluation and compensation of the Executive Committee’s members: choosing, among the Company’s objectives and targets, those that are relevant for determining the compensation of the Executive Committee’s members, taking into account the processes under its responsibility; reviewing the CEO’s evaluation of the performance of the other Executive Committee’s members, bearing in mind the above-mentioned objectives and targets; and evaluating and endorsing the CEO’s recommendations with regard to the compensation of the Executive Committee’s members, proposing them to the Board of Directors.

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

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2009	20,601	17,560	38,161
2010	22,577	18,713	41,290
2011	23,516	19,304	42,820

Outsourced*	Brazil	Overseas	Total
2009	6,796	3,010	9,806
2010	7,676	3,565	11,241
2011	7,734	3,799	11,186

* Outsourced correspond to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

As of December 31, 2011, the Company employed 42,820 at its industrial units excluding joint ventures. 55% of this total is based in Brazil and the remainder in South America, North America and Europe, which have 6,009, 10,463 and 2,832 employees, respectively.

As labor unions in Brazil and other Countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to the general market. 36% of the employees of Gerdau in North America are unionized.

Gerdau maintains good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

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

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of February 29, 2012.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	100	0.00	121,147	0.01
Frederico C. Gerdau Johannpeter	100	0.00	875,925	0.08
Germano H. Gerdau Johannpeter	100	0.00	9,258,411	0.81
Klaus Gerdau Johannpeter	100	0.00	100	0.00
Affonso Celso Pastore	—	0.00	6,238	0.00
Oscar de Paula Bernardes Neto	—	0.00	80,488	0.01
Manoel Vitor de Mendonça Filho	—	0.00	76,761	0.01
André Bier Johannpeter	39,495	0.01	304,506	0.03
Claudio Johannpeter	38,435	0.01	219,464	0.02
Osvaldo B. Schirmer	—	0.00	—	0.00
Expedito Luz	—	0.00	12,780	0.00
Alfredo Huallem	—	0.00	350	0.00
Francisco Deppermann Fortes	—	0.00	15,464	0.00
Ricardo Giuzeppe Mascheroni	—	0.00	14,336	0.00
TOTAL	78,330	0.01	10,986,970	0.96

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 24 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

The following table shows the vesting options (all Gerdau S.A. preferred shares) to each director and executive officer.

Exercise Price (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12	22.61	14.42
Grant Date	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/08	dec/09	dec/10	dec/11
Vesting Date	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15	jan/16	jan/17
Expiration Date	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19	dec/20	dec/21
Affonso Celso Pastore	17,640	15,728		14,253	11,143	7,743	13,602	11,116	12,738	20,970
Frederico C G Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	197,299	108,271	178,252
Germano H G Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	197,299	63,689	104,854
Jorge Gerdau Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	197,299	127,377	210,208
Klaus Gerdau Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	197,299	63,689	104,854
Oscar de P Bernardes Neto	17,640	15,728		14,253	11,143	7,743	13,602	11,116	12,738	20,970
Alfredo Huallem	15,454	9,904		8,977	6,981	6,453	12,616	11,190	11,384	18,724
Andre Bier Johannpeter					12,480	28,541	69,316	55,634	49,680	81,796
Claudio Johannpeter	18,522	17,694	8,847	16,012	12,480	27,300	66,090	53,046	47,369	77,987
Expedito Luz					7,726	5,369	14,822	11,897	10,624	17,492
Francisco Fortes		4,423		4,403	3,863	9,556	7,952	7,054	6,957	14,424
Manoel Vitor de M Filho					6,981	17,869	12,200	20,094	9,544	17,309
Osvaldo Burgos Schirmer	18,522	17,694		16,012	12,480	8,673	17,297	13,883	12,397	20,412
Ricardo Mascheroni				5,257	4,175	10,920	8,318	7,677	8,348	16,588
Paulo F B de Vasconcellos					12,480	8,673	16,652	8,910	2,984

Paulo Fernando Bins de Vasconcellos was an Officer (Vice President) and a member of the Gerdau Executive Committee until May 31, 2011 (see item 8.B “Significant Changes” below).

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of February 29, 2012, Gerdau S.A. had 573,627,483 common shares and 1,146,031,245 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of February 29, 2012, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	449,712,654	78.40	252,841,484	22,06
BNDES Participações S.A. — BNDESPAR *	37,917,222	6,61	21,218,074	1.85
Members of the board of directors and executive officers as a group (14 members)	78,330	0.01	10,986,970	0.96

* BNDES Participações S.A. — BNDESPAR has a conversion option of 131,280 debentures issued by Metalúrgica Gerdau convertible into 1 to 200 preferred shares of Gerdau S.A. with maturity of 5 years from June, 2008 with the possibility to be converted any time during this period. Additionally BNDES Participação S.A. — BNDESPAR has a put option of 34,309,522 common shares of Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 78.40% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On December 31, 2011 there were 303,709,632 ADR outstanding, representing 26.5% of Gerdau S.A. preferred shares and the number of record holders were 37.

B. RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations, (iii) the administration of the Company’s investment funds by a related party bank and (iv) the payment of guarantees to some controlling companies. See Note 18 — Related Party Transactions for further information.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2011	Largest amount during the period covered
1	Guarantee for company Dona Francisca Energética in a R$29,198 thousand loan granted by the IDB in 2001. No remuneration.	Associate	29,198	05/15/01	06/2013	Settlement of the agreement	2,277	7,243
2	Guarantee for company Dona Francisca Energética in a R$72,156 thousand loan granted by the BNDES in 2003. No remuneration.	Associate	72,156	07/15/03	12/2014	Settlement of the agreement	10,919	22,810
3	Guarantee for company Dona Francisca Energética in a R$37,448 thousand loan granted by Banco Bradesco in 2003. No remuneration.	Associate	37,448	06/16/03	12/2014	Settlement of the agreement	6,535	13,800
4	Guarantee for company Dona Francisca Energética in a swap transaction with Banco Votorantin. No remuneration.	Associate	13,218	04/17/03	11/2013	Settlement of the agreement	4,260	8,665
5	Indac Ind. e Com. S.A. stands guarantor for our Company in all loans with the BNDES, and debentures of the 7th, 8th, 9th, and 11th issue, with no restrictions on amounts and date. Remuneration of 0.95% p.a. on the amount payable (R$10,130 individual, and R$ 21,324 consolidated).	Parent Company	—	—	Undetermined	Settlement of the agreement	1,183,942	1,594,101
6	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$ 1,178,558 thousand. No remuneration.	Subsidiary	2,042,893	07/26/05	11/2011	Settlement of the agreement	1,458,268	2,007,732
7	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$ 1,250,000,000.00. No remuneration.	Subsidiary	2,188,125	11/31/09	01/2020	Settlement of the agreement	2,344,750	2,344,750
8	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million.	Subsidiary	67,773	01/31/2011	01/2016	Settlement of the agreement	75,970	75,970
9	Guarantee for Siderúrgica Del Peru in a loan granted by banks Banco de Crédito Del Peru (BCP) and Scotiabank in an amount of up to US$150,000,000.00. No remuneration.	Subsidiary	294,795	05/24/07	04/2014	Settlement of the agreement	15	356,760
10	Co-guarantee for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$ 1,500,000,000.00. No remuneration.	Subsidiary	1,744,000	10/22/07	10/2017	Settlement of the agreement	2,813,700	3,567,600
11	Guarantee for Gerdau Aços Especiais S.A. in an electricity purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the present value of up to R$ 8.4 million.	Subsidiary	1,664	09/23/08	09/2016	Settlement of the agreement	8,354	1,232,017
12	Guarantee for Siderúrgica del Peru S.A. in an uncommitted facility of up to US$ 70,000,000.00 with bank Standard Chartered.	Subsidiary	148,071	10/30/08	Undetermined	Settlement of the agreement	131,306	166,488
13	Guarantee for Diaco S.A. in a financing granted by Banco BBVA Colômbia of up to COP 61,500,000,000.00, equivalent to US$35,000,000.00 on the agreement’s date. No remuneration.	Subsidiary	55,832	07/16/08	07/2013	Settlement of the agreement	65,653	83,244
14	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 25,000,000.00 granted by Banco BNP Paribas for the funding of construction works and acquisition of supplementary equipment.	Associate	43,300	12/07/09	07/2015	Settlement of the agreement	46,895	46,870

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2011	Largest amount during the period covered
15	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 34,935,000.00 granted by Banco BNP Paribas for the funding of the acquisition of 85% of the principal equipment.	Associate	59,229	05/28/10	01/2019	Settlement of the agreement	61,672	61,672
16	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in September/2010 in an amount of up to US$1,250,000,000.00.	Subsidiary	2,117,750	01/10/10	09/2020	Settlement of the agreement	2,344,750	2,344,750
17	Guarantee for Gerdau Corsa SAPI de C.V. in a working capital credit facility with Banco BBVA for the payment of expenses with suppliers in an amount of up to US$44,500,000.00.	Associate	75,392	08/27/10	10/2012	Settlement of the agreement	83,473	83,473
18	Current account (liability balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/05	Undetermined	Not applicable	5,005	20,429
19	Current account (asset balance) with Gerdau Ameristeel Corp. Pays the contracted charges plus exchange variance.	Subsidiary	—	12/31/10	Undetermined	Not applicable	5,064	5,074
20	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/10	Undetermined	Not applicable	2,341,516	2,341,516
21	Gerdau S.A. usually trades its own debentures on behalf of Metalúrgica Gerdau S.A. and other direct and indirect controlling shareholders, with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2011, repurchase transactions amounted to R$ 32,165, while sales totaled R$ 17,927.	Direct and indirect controlling shareholders	—	—	Undetermined	Maturity	490,931	490,931
22	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Especiais S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2011, repurchase transactions amounted to R$ 355,654, while sales totaled R$ 385,865.	Subsidiary	—	—	Undetermined	Maturity	83,797	107,123
23	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Comercial de Aços S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2011, repurchase transactions amounted to R$ 827,586, while sales totaled R$ 941,726.	Subsidiary	—	—	Undetermined	Maturity	121,121	180,111
24	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2011, repurchase transactions amounted to R$ 2,797,581, while sales totaled R$ 2,601,272.	Subsidiary	—	—	Undetermined	Maturity	234,088	615,926
25	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Açominas S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2011, repurchase transactions amounted to R$ 1,221,572, while sales totaled R$ 1,285,735.	Subsidiary	—	—	Undetermined	Maturity	72,719	207,691
26	Gerdau S.A. has accounts receivable derived from purchases from and sales to subsidiaries (Gerdau Comercial de Aços S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau AZA S.A., Diaco S.A., Gerdau Açominas Overseas Ltd., Gerdau Laisa S.A., Empresa Siderúrgica Del Peru S.A.A., Siderurgica Tultitlán, S.A. DE C.V., Sidenor Villares Rolling Mill Rolls SL and Villares Corporation of America). Purchases in the period totaled R$ 117,265, and sales amounted to R$ 199,363.	Subsidiaries	—	—	Undetermined	Maturity	24,532	63,584
27	Current account (active intragroup loan) with Fundação Gerdau and others. Pays the monthly variation of the CDI.	Associate and others	—	—	Undetermined	Maturity	82,048	82,048
28	Current account (active intragroup loan) with Metalúrgica Gerdau S.A. Pays the monthly variation of the CDI.	Parent Company	—	—	Undetermined	Maturity	29,901	29,901
29	The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million	Subsidiary	148,352	08/17/11	03/2014	Settlement of the agreement	150,064	150,064
30	The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 60.9 million.	Associate	112,852	08/17/11	03/2014	Settlement of the agreement	114,154	114,154
31	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million.	Subsidiary	18,544	08/17/11	09/2012	Settlement of the agreement	18,758	18,758
32	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 35 million.	Subsidiary	59,098	08/17/11	04/2013	Settlement of the agreement	65,653	65,653
33	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 60 million.	Subsidiary	112,548	08/17/11	06/2013	Settlement of the agreement	112,548	112,548
34	The Company is the guarantor of subsidiary Aceros Corsa S.A. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US$ 73 million.	Associate	123,293	08/17/11	08/2014	Settlement of the agreement	136,970	136,970
35	The Company is the guarantor of subsidiary Siderúrgica Tultitlán S.A. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US$ 10.9 million.	Subsidiary	20,434	08/17/11	06/2014	Settlement of the agreement	20,434	20,434

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2011.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 18 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2011, 2010 and 2009 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2011	2010	2009	2011	2010	2009
Tax	672,652	472,879	295,650	666,681	458,458	297,332
Labor	217,696	153,752	141,507	37,829	31,676	26,167
Other	17,370	12,470	10,014	8,970	3,413	1,179

Tax Provisions

Part of the provisions correspond to tax matters. The most significant provision of contingencies is related to:

• R$ 20 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 21 million in Contributions allegedly due to the Social Security authorities, which are being challenged in tax foreclosure proceedings and suits for annulment pending before the Federal Courts.

• R$ 37 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as R$ 24 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the reserve for contingency, will be released, as the amount in dispute, covered by deposits in court, will be fully paid. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 70 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ), mostly concerning the constitutionality and basis of calculation of the contribution.

• R$ 485 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) credits, (ii) taxation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS) over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS). In regards to proceedings explained in (ii) and (iii), the Company makes full deposit in courts.

There are other contingent tax liabilities, for which the probability of losses are not probable and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

• The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits arising mainly from the sales of products to commercial exporters. The total amount of the lawsuits is R$ 60 million. The Company did not set aside a reserve for contingencies, since products for export are exempted from Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) and no tax is payable.

• The Company and its subsidiary, Gerdau Aços Longos S.A., are defendants in tax foreclosures, which are claiming Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits on the export of semi-finished manufactured products. The amount involved is R$ 80 million. Gerdau has not set aside a reserve for contingency for the lawsuits, as the products do not fit in the definition of semi-finished manufactured products as defined by federal complementary law and, therefore, are not subject to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS).

• The Company and its subsidiary, Gerdau Aços Longos .S.A, are part in other Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 84 million. No reserve for contingency was set aside for these claims, as the probability of loss is not probable.

• The Company and its subsidiaries, Gerdau Açominas S.A. and Gerdau Aços Longos S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 138 million.

•  The Company and its subsidiaries, Gerdau Internacional Empreendimentos Ltda.  and Gerdau Aços Especiais S.A., are part in legal proceedings discussing taxation of Corporate Income Tax (IRPJ) and Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL) over profits generated abroad, in the amount of R$ 1.235 million. The Company has not made a reserve for contingency, as its legal consultants consider the probability of loss as possible but not probable.

• The Company subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., have administratively challenged the disallowance of the deductibility of a premium generated through a corporate reorganization in 2005, in accordance with articles 7 and 8 of Law no. 9532/97. The premium was deducted from the tax bases of the income tax and social contribution on profits in the 2005-2010 period. The total updated amount under discussion is R$ 2,664 million. No reserve for contingency was established, since the Company believes, based on the opinion of its legal advisers, that the likelihood of an adverse decision is merely possible.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2011 of R$ 218 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2011, totaling R$ 38 million.

Other Provisions

The Company is also defending civil proceedings, other provisions arising from the normal course of its operations, which provisions for these claims amount to R$ 17.0 million. Judicial deposits related to these provisions, at December 31, 2011, amount to R$ 9 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised of:

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

CADE judgment was put on hold by an injunction obtained by Gerdau S.A., which aimed at annulling the administrative process, due to formal irregularities. This injunction was cancelled by appeals made by CADE and the Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the commencement of the process, due to cartel practices. The Company has appealed from this decision, and the appeal is pending of judgment.

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

Insurance Dispute

A civil lawsuit was filed by Sul América Seguradora on August 4, 2003 against Gerdau Açominas S.A. and Westdeutsche Landesbank Girozentrale for the payment of approximately R$ 34.4 million, which were deposited in court to settle an insurance claim made by Gerdau Açominas. In its defense, Gerdau Açominas asked for the payment of the unpaid balance at the time, corresponding to approximately R$ 311.5 million*, minus the amount received (approximately R$ 37.5 million*) as advance during the regulation process (to assess the amount due) and the amount paid in court.

The lawsuit is the result of an accident at the blast furnace regenerators that occurred on February 23, 2002, which caused loss of production, material damages and loss of profits. Gerdau Açominas initially asked for indemnification amounting to approximately R$ 160.7 million*, based on costs incurred in part of the period in which the equipment was out of service and costs incurred for temporary recovery thereof. During the regulation process (to assess the amount due), Gerdau Açominas received an advance of approximately R$ 37.5 million*. At the end of the regulation process, the insurance company ascertained that indemnification amounted to only R$ 59.3 million* (against which the advance of approximately R$ 37.5* million would be set-off) and conditioned payment of the balance (nearly R$ 21.6 million*) to a general release with respect to the accident, which was refused by Gerdau Açominas.

In view of the aforementioned events, Gerdau Açominas filed a suit to collect the undisputed amount. Concomitantly, Sul América Seguradora filed a suit against Gerdau Açominas and a third party (the bank) and deposited with the court the amount that it deemed appropriate as indemnification, corresponding to approximately R$34,4 million. It stated that it was unsure as to who should receive the payment and claimed that Gerdau Açominas had refused to receive the indemnification and give a general release. The amount deposited with the court was collected by Gerdau Açominas in December 2004. In their responses, the defendants made clear who should receive the payment and demonstrated the insufficiency of the amount deposited with the court. Gerdau Açominas also claimed that the insurance company should deposit the unpaid balance, in the amount of approximately R$ 311.5 million*, minus the amount received as advance during the regulation process (R$ 37.5 million*) and the amount paid in court, or that the court should determine the amount effectively due.  Expert engineering accounting evidence is currently being compiled. Engineering and accounting analyses for such purpose are currently ongoing. Gerdau Açominas expects to be successful in the lawsuits.

*These amounts were originally claimed or stated in US dollars, and the exchange rate used to convert them into Reais was the official rate published by the Brazilian Central Bank (PTAX 800 transaction, option 5) on December 31, 2011 (R$1,8758).

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2011, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$407.6 million ($217.3 million, using the year-end exchange rate) or 2.1% of total paid-in capital of R$ 19,249.1 million ($10,261.8 million, using the year-end exchange rate).

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

B. SIGNIFICANT CHANGES

Recent Developments

On January 11, 2012, the Board of Directors authorized the Company to acquire shares of its own issuance in exclusively in order to satisfy the Long-Term Incentive Plan for the Company and its subsidiaries, using the available cash supported by existing profit reserves. On January 20, 2012, the shares acquisition was concluded with 2,693,000 preferred shares acquired, in a total of R$ 44,919 million. For more details, see item 16E.

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

Since June 22, 2011, Mário Longhi Filho is no longer an Officer of the Company nor a member of the Gerdau Executive Committee.

Since December 31, 2011, Alfredo Huallem is no longer an Officer of the Company nor a member of the Gerdau Executive Committee, but he has become a member of the Board of Directors.

ITEM 9.     THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

On April 12, 2011, the Company carried out a primary public distribution of shares, issuing 68,026,910 common shares and 134,830,100 preferred shares, for a total capital increase of approximately R$ 3.7 billion. On the same date, a secondary public distribution was held that involved 69,000,000 preferred shares issued by Gerdau S.A. and owned by the shareholders Metalúrgica Gerdau S.A. and Gerdau BG Participações S.A., worth R$ 1.3 billion, which was fully used by the selling shareholders to subscribe and pay in common shares of the primary offering. Under the scope of the Global Offering, which includes the primary and secondary offerings, a total of approximately R$ 5.0 billion was raised, of which roughly R$ 3.7 billion was used for the capital increase at Gerdau S.A. Following said increase, the capital stock now stands at R$ 19.3 billion, divided into 573,627,483 common shares and 1,146,031,245 preferred shares, all of which are registered, book-entry shares with no par value. The issue price of the shares established after the book building process was R$ 15.60 per common share and R$ 19.25 per preferred share issued by Gerdau S.A. The funds raised through the offering were used for investments to improve and expand the Company’s installed capacity, to strengthen the Company’s cash position and to pre-pay a loan contracted by its wholly owned subsidiaries in North America. On April 18, 2011, the primary and secondary public offerings were settled, with a net injection of R$ 3.6 billion in the Company’s cash position. Of this amount, R$ 2.1 billion has already been used for the pre-payment, on April 21, of a loan contracted by its wholly owned subsidiaries in North America. The remaining balance was added to the Company’s cash.

Price Information

Preferred Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred stock (GGBR4) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2007	24.98	14.44	14.34	6.76
2008*	39.02	9.95	23.93	4.35
2009	28.72	10.68	16.74	4.55
2010	30.46	19.01	17.13	11.08
2011	24.11	10.77	14.38	6.71

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2010
1Q	29.11	23.35	16.81	12.48
2Q	30.46	21.94	17.13	11.58
3Q	25.99	21.94	14.82	12.47
4Q	22.91	19.01	13.47	13.47
2011
1Q	24.11	19.54	14.38	11.78
2Q	19.64	15.12	12.44	9.46
3Q	16.80	10.77	10.80	6.72
4Q	15.49	12.56	9.18	6.71
2012
1Q	19.17	14.53	10.64	7.77

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2011
January	24.11	20.47	14.38	12.15
February	23.43	21.30	14.08	12.82
March	22.18	19.54	13.41	11.78
April	19.64	17.99	12.44	11.34
May	18.08	16.04	11.48	9.85
June	16.55	15.12	10.48	9.46
July	16.80	13.74	10.80	8.83
August	13.73	10.77	8.79	6.72
September	14.85	12.93	8.51	7.09
October	15.49	12.56	9.18	6.71
November	15.49	12.89	8.86	6.98
December	14.75	13.34	8.08	7.14
2012
January	16.82	14.53	9.64	7.77
February	18.27	17.12	10.62	9.95
March	19.17	17.10	10.64	9.58

Source: Bloomberg

(*) The stock prices have been retroactively adjusted for all periods to reflect a stock dividend of one share for one shares held, approved in June 2008.

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2007	14.31	6.78
2008*	23.90	4.00
2009	16.66	4.51
2010	17.26	11.34
2011	14.59	6.71

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2010
1Q	17.10	12.49
2Q	17.26	11.82
3Q	15.01	12.61
4Q	13.66	11.34
2011
1Q	14.59	11.90
2Q	12.51	9.50
3Q	10.65	6.71
4Q	9.35	6.75
2012
Q1	10.69	8.23

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2011
January	14.59	12.51
February	14.39	13.12
March	13.67	11.90
April	12.51	11.50
May	11.72	9.99
June	10.59	9.50
July	10.65	8.95
August	8.91	6.71
September	8.51	7.04
October	9.35	6.75
November	9.05	7.01
December	8.06	7.13
2012
January	9.72	8.23
February	10.69	9.91
March	10.67	9.63

Source: Bloomberg

(*) The stock prices have been retroactively adjusted for all periods to reflect a stock dividend of one share for each share held, approved in June 2008.

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2007	19.90	12.10	11.39	5.67
2008*	30.70	8.13	18.84	3.63
2009	22.02	8.39	12.90	3.58
2010	22.84	14.45	12.86	8.37
2011	18.00	9.20	10.73	5.52

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2010
1Q	21.76	17.73	12.56	9.46
2Q	22.84	15.85	12.86	8.37
3Q	18.90	16.18	10.77	9.07
4Q	17.28	14.45	10.19	10.19
2011
1Q	18.00	15.27	10.73	9.24
2Q	15.75	13.01	10.00	8.14
3Q	14.33	9.20	9.21	5.74
4Q	13.13	10.34	7.75	5.52
2012
1Q	15.61	12.38	8.68	6.62

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2011
January	18.00	15.61	10.73	9.26
February	17.64	16.25	10.60	9.78
March	16.97	15.27	10.26	9.24
April	15.75	14.49	10.00	9.09
May	14.76	13.39	9.38	8.30
June	14.33	13.01	9.04	8.14
July	14.33	11.64	9.21	7.51
August	11.68	9.20	7.48	5.74
September	12.28	10.78	7.09	5.89
October	13.09	10.34	7.75	5.52
November	13.13	11.05	7.54	5.99
December	12.39	11.41	6.91	6.11
2012
January	13.85	12.38	7.94	6.62
February	14.78	13.79	8.60	8.01
March	15.61	14.05	8.68	7.82

Source: Bloomberg

(*) The stock prices have been retroactively adjusted for all periods to reflect a stock dividend of one share for one shares held, approved in June 2008.

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

On March 21, 2011, the Securities and Exchange Comission of Brazil (CVM) approved the new text of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA that became effective on May 10, 2011. As of the effective date aforementioned, therefore, the companies listed on Level 1segment of BM&FBOVESPA are subject to what has been laid out in the Corporate Governance Level 1 Listing Rules, in accordance with the changes.

In order to be adapted to the changes to the Listing Rules, the companies listed in Level 1 segment must adopt the following provisions within the terms informed below:

a)              Inclusion in the company bylaws of the mandatory minimum clauses set out by BM&FBOVESPA no later than: (i) the first Extraordinary General Meeting held 90 (ninety) days after the new Rules entered into force; or (ii) the date on which the company holds its general meeting to approve the financial statements; what happens first.

b)             The preparation and publication of the Policy on Trading Securities and the Code of Conduct, which should occur within the deadline of one year as from the date on which the new Listing Rules came into force;

c)              Compliance, as from May 10, 2014, with the rule contained in item 4.3 of the new Corporate Governance Level 1 Listing Rules, which consists of a prohibition on the accumulation of the position of Chairman of the Board of Directors and Chief Executive Officer or lead executive in the same company by a single person.

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

CVM has issued Instruction N. 480, of December 7, 2009, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. The referred CVM Instruction N. 480/09 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to present annually to CVM a Reference Form (formulário de referência) containing all of the company’s relevant information and to update the information contained therein as soon as any relevant changes occur.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day.  In 2011, 2.3 billion ADRs were traded, a figure 37.5% higher than in 2010, representing a trading volume of $23.4 billion, equivalent to a daily average of $93.0 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2011, a total of 994 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 42.7% lower than in 2010, representing a trading volume of $9.5 million, equivalent to a daily average of $37 thousand.

ITEM 10.               ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s bylaws have been registered with the Public Registry of the State of Rio de Janeiro (Junta Comercial do Rio de Janeiro) under company number (NIRE) 33.3.0003228-8.

The last amendment to the bylaws was made on December 30, 2010, and it was registered with the Public Registry of the State of Rio de Janeiro in January 1st, 2011, under number 00002136102.

The consolidated By-laws are attached hereto as Exhibit 1.1.

Objects and Purposes

According to the consolidated By-laws of the Company, its objects and purposes are described in the article 2, as stated below:

Art. 2 -  The Company, which will have an unlimited lifetime, has the following purposes: a) interests in the capital of companies actuating in the industry and trade of steel and/or metallurgical products, with plants integrated to ports or not, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and administration of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities, referred to in Law No. 8.630, of February 8, 1993; and b) industry and trade exploitation, including representation, importing and exporting of steel, iron and related products.

Summary of Special Conditions Relating to Directors and Officers

Although the bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere the provisions of Law 6.404/76 (Corporate Law), which regulates corporations in Brazil. In addition, the Company also observes the rules and corporate governance recommendations of the Brazilian Stock Exchange Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA).

In general terms, Section 153 of the Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence, which a person normally employs in the administration of his/her own affairs.

In addition, Section154, paragraph 2 of the Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company’s property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest, without the prior approval of a general shareholders’ meeting or the board of directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s bylaws or a general shareholders’ meeting.

Finally, Section 156 of the Corporate Law states that: An administrator (member of the board of directors and executive officers) shall not take part in any corporate transaction in which he/she has an interest which conflicts with an interest of the corporation, nor in the decisions made by the other officers on the matter.

Regarding the decision on director’s compensation, the bylaws of the Company state that the shareholders are in charge of fixing the global remuneration of the administrators (member of the board of directors and executive officers) and the board of directors is in charge of fixing the individual remuneration of directors and officers (article 6, letter “j” of the bylaws).

With regard to “borrowing powers exercisable by the directors”, the bylaws state that:

•                  Article 6, letter “u”: The Board of Directors should set on a periodic basis, value criteria, time of duration, extension of effects, etc., for which certain company acts, including loans by and to the Company, may only be effected by one or more Executive Officers or after prior authorization by the Executive Committee;

•                  Article 6, § 7º: The Board may decide to create specific committees linked to itself, which shall include one or more of its members, with or without the participation of Executive Officers, Company employees or contracted third-parties with the aim of coordinating or orienting certain corporate processes or operations.

The bylaws state that the director shall be a shareholder (article 6th), it means that director should hold at least 1 share of the company to take office. Corporate Law set-forth this same requirement until June 24, 2011. Considering that the Corporate Law was amended on such date in order to have this requirement excluded, the bylaws of the Company will probably be amended by the Shareholders in the following shareholders meeting in this regard.

Rights, preferences and restrictions attaching to each class of the shares

Gerdau’s capital stock is divided into common and preferred shares.

•                  Rights to dividends

All common and preferred shares enjoy the same rights to dividends, which are established by the Company’s bylaws as a minimum mandatory percentage of 30% of net income, with the following adjustments:

(i) the addition to the following amounts:

• amounts arising during the fiscal year from the reversal of previous contingency reserves;

• amounts resulting from the realization, during the fiscal year, of profits that have previously been transferred to the unrealized profit reserve line;

• amounts arising from the realization during the fiscal year of increases in the value of assets, as a result of new valuations, recorded as revaluation reserve.

(ii) the subtraction of amounts assigned during the fiscal year for the constitution of legal reserves, the reserve for contingencies, the unrealized profit reserve and the tax incentive reserve.

For additional information, please see the item Dividend Policy above.

•                  Voting rights

According to our bylaws, the common shares have voting rights and the preferred shares have no voting rights although the holders of preferred share are entitle to attend to shareholders’ meetings and to participate in the discussions.

Note, however, that the Company’s bylaws state, in Article 19, Paragraph 11, that the preferred shares shall acquire the right to vote if the Company, for three consecutive fiscal years, fails to pay the minimum dividends to which they are entitled, a right that the shares will hold until the first subsequent payment of dividends that the Company makes.

Shareholders representing the majority of:

a) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total capital stock; and

b) holders of at least 15% of the voting capital stocks; shall have the right to elect and remove from office a member and his substitute from the board of directors, in a separate election at the general meeting, being excluded from such election the majority shareholder.

If neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights are sufficient to achieve the quorum above, they shall be allowed to aggregate their shares in order to jointly elect a member and his substitute for the board of directors, in this case considering the quorum of 10% of the capital.

Shareholders representing at least one-tenth of the voting capital may also request that the election of directors be subject to cumulative voting, if present this request to the company up to 48 hours prior to the general shareholders meeting.

Notwithstanding the provisions aforementioned, the controlling shareholders shall always have the right to elect the majority of the members of the board of directors of a Brazilian company.

Based upon section 161 §4th of Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights shall be entitled to elect one member of the board of auditors and his alternate in a separate election. The minority shareholders shall have the same right, provided that they jointly represent ten per cent or more of the voting shares.

•                  Rights to the reimbursement of capital

The preferred shares enjoy preference in the reimbursement of capital, up to the value of their respective interest in the capital stock, in the event of the Company’s dissolution, after which the common shares are reimbursed up to the value of their respective fractional participation in the capital stock, with the remaining balance distributed on equal conditions among the holders of the common and preferred shares.

Liability to further capital calls and Shareholders owning a substantial number of shares

There are no specific provisions in the bylaws of liability to further capital calls by the Company or provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Changes to the rights

The Brazilian Corporate Law states, in its Section 109, that neither the bylaws nor a general meeting may deprive a shareholder of the right:

a) to participate in the corporate profits;

b) to participate in the assets of the corporation in the case of liquidation;

c) to supervise the management of the corporate business as provided for in the Corporate Law;

d) of first refusal in the subscription of shares, founders’ shares convertible into shares, debentures convertible into shares and subscription bonuses, and

e) to withdraw from the corporation in the cases provided for in the Corporate Law.

Furthermore, Section 16, sole paragraph of Corporate Law set forth that, unless expressly provided for, an amendment to that part of the bylaws which regulates the different classes of shares shall require the approval of the shareholders of all shares thereby affected.

On the same hand, Section 136, §1st of Corporate Law states that any changes in the preferences or rights of the preferred shares, or the creation of a class of shares having priority in relation to the existing preferred shares, unless the change is authorized by our bylaws, would require the approval of the preferred shareholders in a special shareholders meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

Annual general meetings and extraordinary general meetings of shareholders

The call for the annual general meeting and extraordinary general meeting of Gerdau shall be made by a notice published on at least three occasions in the Jornal do Commercio do Rio de Janeiro, Valor Econômico, São Paulo edition, and Diário Oficial do Estado do Rio de Janeiro. The call shall contain, in addition to the place, date and time of the general meeting, the agenda and, in the case of an amendment to the bylaws, an indication of the subject-matter.

The first call of the general meeting shall occur: fifteen (15) days in advance, and the second call eight (8) days in advance.

Apart from the exceptions provided by law, the opening of a general meeting shall occur on first call with the presence of shareholders representing at least one-quarter of the voting capital; and on the second call, with any number.

The investors attending a general meeting shall produce proof of their shareholder status. According to Gerdau’s bylaws, the Company may require, within a period established in the notice of calling, the depositing of proof of ownership of shares, submitted by the financial institution acting as depositary for the same shares, as well as to suspend, for the same period, transfer and stock split services.

A shareholder may be represented at a general meeting by a proxy, appointed less than one year before, who shall be a shareholder, a corporation officer, a lawyer, or a financial institution. A condominium shall be represented by its investment fund officer.

A request for the appointment of a proxy, made by post or by public notice, shall satisfy the following requirements:

(a) contain all information necessary to exercise the requested vote;

(b) entitle the shareholder to vote against a resolution by appointing another proxy to exercise the said vote;

(c) be addressed to all shareholders whose addresses are kept by the corporation.

Subject to the requirements aforementioned, any shareholder whose shares with or without voting rights represent one-half percent or more of the capital shall be entitled to request a list of the addresses of the shareholders

The legal representative of a shareholder shall receive an authroization to attend general meetings.

Limitations on the rights of non-residents and foreign shareholders to own securities

There are no limitations on the rights to own securities by non-residents or foreign shareholder set forth in the Bylaws of Gerdau S.A. The Brazilian Law neither establishes limitation. Note that some procedures shall be observed by the foreign companies for the remittance of funds (see item 10.D, below).

A shareholder resident or domiciled abroad must maintain a representative in Brazil empowered to accept service of process in proceedings brought against him under this Law.

Change in control of the company

Brazilian Corporate law states that the direct or indirect transfer of control of a publicly held corporation can only be effective under the condition that the purchaser agrees to conduct a public offer to acquire the voting shares owned by the remaining shareholders.

Our bylaws attribute to all shares the right to be included in any public offering involving the transfer of control, guaranteeing the same price paid per share with voting rights that are part of the controlling block.

Disclosure of shareholders ownership

With regard to the disclosure of ownership, shareholders hall observe the rule 358 enacted by the Brazilian Exchange Commission, which sets forth that:

“Article 12. The direct or indirect controlling shareholders and the shareholders that vote for members of the Fiscal Board of Directors, as well as any person or company or group of people acting together or representing the same interest that have either direct or indirect participation corresponding to 5% (five percent) or more in type or class of shares representing the capital of a publicly held company, shall send to the company the following information:

I — the announcers’ name and qualification, indicating their National Register of Legal Persons or the Register of Natural Persons;

II — objective of the participation and quantity envisaged, if it is the case, including a declaration of the buyer that purchases will not alter the composition of the control or administrative structures of the company;

III — number of shares, subscription bonus, as well as rights to subscribe to shares and options to buy shares, by sort and type, already held, directly or indirectly, by the assignor or linked person.

IV — number of convertible debentures into shares, already held, directly or indirectly, by the assignor or linked person, explaining the quantity of shares intended to the converted, by sort and type; and

V — indication of any agreement or contract regulating the right to vote or purchase and sale securities issued by the company.

Paragraph 1 Individuals or groups of individuals representing a common interest are also under the obligation to disclose the same information, given they are shareholders holding shares of equal or higher stockholdings percentages stated in this article, every time this participation increases 5% (five per cent) of the sort or type of representative share of the company’s share capital.

Paragraph 2 The obligations provided for in the caput and paragraph 1 are also extended to the acquisition of any rights over shares and further securities stated there.

Paragraph 3 The communication referred to in the caput shall be performed immediately after the mentioned participation is accomplished.

Paragraph 4. The people mentioned in the caput of this article shall also communicate the alienation or extinction of shares and other securities mentioned in this article, or of rights over them, every time the participation of the owner in type or class of the securities mentioned reaches 5% (five percent) of the total of such type or class, and every time such participation is reduced by 5% (five percent) of the total in type or class.

(…)”

Conditions more stringent governing changes in the capital than is required by law

There are no conditions imposed by the bylaws more stringent than is required by Law governing changes in the capital.

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

Bond 2021 - On October 1, 2010, the subsidiary Gerdau Trade Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 30, 2021. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.3 billion as of December 31, 2011). Part of the proceeds of this issue were used to prepay the Perpetual Bonds on September 22, 2010, in the amount of US$ 600 million (R$ 1,031 million as of September 22, 2010). The Perpetual Bonds were issued on September 15, 2005 and had no final maturity date.

Bond 2020 - On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.3 billion as of December 31, 2011).

Bond 2017 - On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1.00 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.5 billion (R$ 2.8 billion as of December 31, 2011).

Term Loan Facility - On September 10, 2007, the subsidiaries Gerdau Ameristeel US Inc. and GNA Partners entered into a Senior Acquisition Financing in the amount of US$ 2.75 billion and final maturity on September 14, 2013. The following companies guaranted this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A, Gerdau Ameristeel Corporation and Gerdau Açominas Overseas Limited. On April 21, 2011 the company has totally prepayd the Term Loan Facility in the amount of US$ 1.3 billion (R$ 2.1 billion as of April 21, 2011).

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed per aval and financial covenants by Metalúrgica Gerdau S.A.. On December 31, 2011 the outstanding amount of this facility was R$ 228.3 million.

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

Pursuant to CMN Resolution N. 2,689/00, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) fill in the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; (iv) appoint an authorized custodian in Brazil for its investment and (v) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to CMN Resolution N. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading are restricted to transactions carried out on exchanges or organized over-the-counter markets licensed by the CVM. All investments made by a foreign investor under CMN Resolution N. 2,689/00 will be subject to electronic registration with the Central Bank.

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

E. TAXATION

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of Common Shares, Preferred Shares and ADRs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase those securities. In particular, this summary deals only with holders that will hold Common Shares, Preferred Shares or ADRs as capital assets (generally, property held for investment) and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold Common Shares, Preferred Shares or ADRs in a hedging transaction or as a position in a “straddle”, “conversion transaction” or other integrated transaction for tax purposes, a person that has a “functional currency” other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the Company. Each prospective purchaser of a Common Share, Preferred Share or ADR should consult his own tax advisers as to the personal tax consequences of his investment, which may vary for investors in different tax situations. The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Those authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders of Common Shares, Preferred Shares or ADRs. This summary is also based upon the representations of the Depositary (as defined below) and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares, preferred shares or ADRs by a holder that is not resident or domiciled in Brazil for purposes of Brazilian taxation, which we refer to as “Non-Resident Holder”.

The following is a general discussion only. It does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. The discussion does not address the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion does not address either any tax consequences under the laws of any state or municipality of Brazil.

Income tax

Dividends

Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, preferred shares or ADRs, are currently not subject to withholding income tax in Brazil to the extent that such dividends are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Interest Attributable to Shareholders’ Equity

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

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is resident or domiciled in a country or location  (1) that does not impose income tax or (2) where the maximum income tax rate is lower than 20% or (3) where the laws of that country or location do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents (“Tax Favorable Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below for a discussion that the concept of Tax Favorable Jurisdiction may be broadened by Law No. 11,727.

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

Capital Gains

According to Law No. 10,833, dated December 29, 2003, gains deriving from the disposition of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident may be subject to withholding income tax in Brazil.

With respect to a disposition of common or preferred shares, as they are assets located in Brazil, the Non-Resident Holder will be subject to withholding income tax on the gains assessed, following the rules described below.

Regarding the ADRs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder on the disposition of ADRs are not taxed in Brazil, based on the argument that ADRs are not  “assets located in Brazil” for purposes of Article 26 of Law No. 10,833. We cannot assure you, however, that Brazilian tax authorities or Brazilian tax courts will agree with this interpretation. Accordingly, in the event that ADRs are deemed to be “assets located in Brazil” for purposes of Article 26 of Law No. 10,833, gains on a disposition of ADRs by a Non-Resident Holder will be subject to withholding income tax in Brazil, following the rules described below.

As a general rule, gains realized as a result of a disposition of common  or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) are  the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Reais (without any correction for inflation). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered with the Central Bank.

The rules related to the levy of withholding income tax on such gains will vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank, and how the disposition is carried out, as described below.

Gains assessed on a disposition of common or preferred shares carried out on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•                  exempt from income tax when assessed by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of National Monetary Council Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not domiciled or resident in a country or location that does not tax income, or that taxes income at a maximum rate lower than 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below for a discussion that the concept of Low or Nil Tax Jurisdiction may be broadened by Law No. 11,727; or

•                  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, and of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains assessed on a disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or of 25% in the case of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below for a discussion that these concepts may be broadened by Law No. 11,727. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against income tax due on any capital gain realized on the transaction.

In the event of a redemption of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the respective common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore will be subject to withholding income tax at a rate of 15% or up to 25%, as the case may be.

Any exercise of preemptive rights relating to the common or preferred shares or ADRs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to common shares, preferred shares or ADRs will be subject to Brazilian income tax according to the same rules described above.

As a Non-Resident Holder of ADRs, you may cancel your ADRs and exchange them for common or preferred shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank, and as long as ADRs are not deemed to be “assets located in Brazil”.

The deposit of common or preferred shares by a Non-Resident Holder in exchange for ADRs may trigger Brazilian income tax on the capital gain presumably realized, at a rate of 15%, or of 25% in the case of a Non-Resident

Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. There are grounds to sustain, however, that such transaction should not trigger Brazilian income tax, provided that the appropriate rules are complied with in connection with the registration of the transaction with the Central Bank.

There can be no assurance that the current favorable tax treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions, and Privileged Tax Regimes

Law No. 11,727, dated June 24, 2008, with effect as of January 1, 2009, created the concept of “privileged tax regime”, considered as such the tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without requiring the exercise of a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or taxes at a maximum rate lower than 20%, in particular, income earned outside of the respective country or location; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions that are carried out (“Privileged Tax Regime”).

The concept of Privileged Tax Regime should only apply to specific types of transactions, including those subject to transfer pricing rules. Rulings issued by Brazilian tax authorities seem to confirm this interpretation. Notwithstanding, one cannot completely disregard the risk of tax authorities trying to argue that the more burdensome tax treatment generally applicable to residents in Low or Nil Tax Jurisdictions and in Tax Favorable Jurisdictions should also apply with regard to non-residents in Privileged Tax Regimes.

Tax on Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/FX”) due on the liquidation of foreign exchange agreements related to the conversion of reais into foreign currency and on the conversion of foreign currency into reais.

Currently, as a general rule, IOF/FX is levied at the rate of 0.38%. There are, however, a number of exceptions to such general rule (as provided by Article 15-A of Decree No. 6,306/07, as amended).

Foreign exchange transactions for the inflow of funds into Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/FX at a rate of 6%. Exceptionally, foreign exchange transactions for the inflow of funds in connection with certain types of investments made in those markets are currently subject to IOF/FX at a zero percent rate.

Among others, the following foreign exchange transactions in connection with investments made in the Brazilian financial and capital markets are subject to IOF/FX at a zero percent rate:

(a) foreign exchange transactions for the inflow of funds to be invested in variable/floating rate income investments (such as common shares or preferred shares) at stock exchanges or futures and commodities exchanges, as regulated by the National Monetary Council (e.g. Resolution No. 2,689), except for investments in derivatives that result in predetermined income;

(b) foreign exchange transactions for the inflow of funds for the acquisition of shares in public offerings registered or discharged from registration with the Brazilian Securities Commission, or subscriptions of shares, provided that, in both cases, the issuing companies are registered/listed to trade shares on the stock exchange; and

(c) foreign exchange transactions for the inflow of funds (including simultaneous (symbolic) FX transactions) for the acquisition of quotas of Private Equity Investment Funds (“FIPs”), Emerging Companies Investment Funds (“FIEEs”) and Investment Funds investing in quotas of FIPs and FIEEs, all set up in accordance with Brazilian Securities Commission’s regulations.

(d) foreign exchange transactions for the inflow of funds resulting from the cancellation of depositary receipts, in exchange for shares traded in a Brazilian stock exchange;

(e) foreign exchange transactions for the inflow of funds deriving from a change on the type of registration of the foreign investment, from a “foreign direct investment” to an investment registered under the rules of the National Monetary Council (e.g. Resolution No. 2,689 investment).

Foreign exchange transactions for the outflow of funds in connection with the return of investments made in the Brazilian financial and capital markets are also subject to IOF/FX at a zero percent rate. The same rate applies on the outflow of funds in connection with payments of dividends and interest on shareholders’ equity made by Brazilian companies.

The Brazilian government is permitted to increase the rate of the IOF/FX at any time by up to 25%. However, any increase in rates will only apply to transactions carried out after this increase in rates enters into force.

Tax on Transactions Related to Bonds and Securities

Brazilian law imposes a Tax on Transactions Related to Bonds and Securities (“IOF/Bonds”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Currently, IOF/Bonds are levied at the rate of 0% in most transactions involving common or preferred shares. Notwithstanding,  IOF/Bonds is levied at the rate of 1.5% on the transfer of shares traded in Brazilian stock exchanges with the specific purpose of enabling the issuance of depositary receipts  to be traded outside Brazil. The Brazilian government is allowed to increase the rate of the IOF/Bonds at any time by up to 1.5% per day of the transaction amount. However, any increase in rates may only apply to transactions carried out after this increase in rates enters into force.

Other Brazilian Taxes

There are no specific Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common or preferred shares or ADRs, except for gift and inheritance taxes that may be imposed by Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common or preferred shares or ADRs.

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

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2011 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes generally precludes a U.S. holder from obtaining a foreign tax credit for any Brazilian income tax withheld on a sale of a Preferred Share. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules.

Non-U.S. holders

A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred Share unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other taxable disposition and certain other conditions apply. Any effectively connected gain of a corporate non-

U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2011 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. As of December 31, 2010, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency. The impact calculated considering such variation in the foreign exchange rate totals R$ 51,594 as of December 31, 2011 (R$ 88,535 as of December 31, 2010) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar. The Company believes that the Dollar depreciation against Real for 2012 will be 5%.

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

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 74,285 as of December 31, 2011 (R$ 77,516 as of December 31, 2010) and would impact the Financial expenses account in the Consolidated Statements of Income.

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

Capital management risk

This risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Shareholders’ Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders’ Equity Ratio. The Total Debt is composed of loans and financing (see Note 13 — Consolidated Financial Statements) and debentures (see Note 14 - Consolidated Financial Statements). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

Liquidity risk

The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2011, the depositary reimbursed the Company in the amount of US$ 2.8 million.

The depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

The fees that ADR holders may be required to pay or incur are the following:

Issuance and delivery of ADRs, including in connection with share distributions, stock splits and other corporate actions	$0.02 or less per ADR

Depositary services	$0.02 or less per ADR

Withdrawal of shares underlying ADRs	$5.00 or less per 100 ADRs

Cash distributions	$0.02 or less per ADR

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                              CONTROLS AND PROCEDURES

Disclosure control and procedures

The Company has carried out an evaluation of the effectiveness of the design and operations to assurance the objectives achievement of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Security Exchange Act of 1934) under the supervision of its management, which is responsible for the management of the internal controls, and includes its Chief Executive Officer and Chief Financial Officer. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, based upon the Company’s evaluation as of December, 31th of 2011, the Company’s management concluded that the design and operation of the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Gerdau S.A. has a Disclosure Committee composed of the Chief Executive Officer, André Bier Gerdau Johannpeter, the Chief Financial Officer and Investor Relations Executive Officer, Osvaldo Burgos Schirmer, the Executive Vice President, Legal and Compliance, Expedito Luz, the Accounting Director, Geraldo Toffanello, the Financial Director, Harley Scardoelli and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

Management’s Annual Report on Internal Controls over Financial Reporting

The management of Gerdau S.A. is responsible for the implementation, effectiveness and maintenance of an effective system of internal control over the Consolidated Financial Statements as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control is a process designed to provide reasonable assurance regarding the reliability and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over Consolidated Financial Statements as of December 31, 2011, based on the criteria established in “Internal Control — Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, Management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm during 2011, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over the financial statements. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Porto Alegre, Brazil
March 27, 2012

ITEM 16.                                              [RESERVED]

ITEM 16A.                                     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Bolívar Charneski, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.                                     CODE OF ETHICS

In the last fiscal year, Gerdau S.A. integrated its three previous codes - Gerdau Ethical Guidelines, Gerdau Ameristeel’s Code of Ethics and Business Conduct and Gerdau Ameristeel Code of Ethics for Senior Executives — into one single Code of Ethics applicable to all of Gerdau’s business units around the world.

The provisions of the Code are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other persons performing similar functions.

The new Code of Ethics is focused on the ethics and compliance issues most important to a publicly-held company and meets all applicable legal requirements.

The code is organized according to the Company’s values which are: (a)Be the Customer’s choice, (b)Safety above all, (c)Respected, engaged and fulfilled Employees, (d)Pursuing excellence with simplicity, (e)Focus on results, (f)Integrity with all stakeholders and, (g) Economic, social and environmental sustainability.

The code instructs all employees to follow a number of steps when reporting violations. The company has implemented an Ethics Helpline to which all employees may refer in the case of any violations of the code.

The purpose and the contents of this new Code of Ethics have been made public to all employees and have been the object of in-company training.

In the same manner as the three previous codes mentioned in the first paragraph, this new Code of Ethics meets the definition contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation.

The Gerdau Code of Ethics is filed herewith as exhibit 11.01 and also may be accessed through our Internet website (www.gerdau.com).

The Company did not grant any waiver from the Code provisions in the last fiscal year.

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2011 and December 31, 2010:

	2011	2010
Audit fees	10,711	8,999
Audit-related fees	133	117
All other fees	82	209
Total	10,926	9,325

Audit fees are related to professional services rendered in the auditing of Gerdau’s consolidated financial statements, quarterly reviews of Gerdau’s consolidated financial statements and statutory audits and interim reviews of certain of the Company’s subsidiaries and affiliates as required by the appropriate legislation.  Those amounts also include fees related to the audit of internal controls over financial reporting of Gerdau and of Gerdau Ameristeel.

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

On August 19th, 2011, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 1,000,000 preferred shares, representing approximately 0.12% of outstanding preferred stock, which totaled 853,783,892 preferred shares on July 31, 2011.

The Board of Director’s authorization remained in force for 5 days from August 22th, 2011 to August 26th, 2011. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

•                  Merrill Lynch Pierce Fenner and Smith Inc.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
August (08/22/2011 – 08/26/2011)	1,000,000	13.00	100%	—
TOTAL	1,000,000	13.00	100%	—

On January 11th, 2012, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM), resolving to authorize the acquisition by said Company of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 2,693,000 preferred shares, of which 1,393,000 shall be in the form of American Depositary Receipts — ADRs, representing approximately 0.31% of the preferred-share free float, which totaled 865,417,985 shares on December 31, 2011.

The Board of Director’s authorization remained in force for 9 days from January 12th, 2011 to January 20th, 2012. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

•                  Merrill Lynch Pierce Fenner and Smith Inc.

•                  Itaú Corretora de Valores S.A.

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
January (01/12/2012 – 01/20/2012)	2,693,000	16.68	100%	—
TOTAL	2,693,000	16.68	100%	—

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

In accordance with Rule 549/08 of the CVM (Brazilian Securities and Exchange Commission) that requires auditor rotation in the ordinary course of 5 years, PricewaterhouseCoopers Auditores Independentes (“PwC”) replaced Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) as our independent registered public accounting firm for the fiscal years starting January 1, 2012. The change in auditors was made pursuant to this Rule that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this Rule, we did not seek to renew Deloitte’s contract when it expired and Deloitte could not attempt to stand for reelection. The replacement of Deloitte by PwC was approved by our Board of Directors and Audit Committee on December 9, 2011. Deloitte is engaged as our auditor for the fiscal year ended December 31, 2011 until the filling of this Form 20-F with the U.S. Securities and Exchange Commission.

Deloitte audited our financial statements for the fiscal years ended December 31, 2011 and December 31, 2010. None of the reports of Deloitte on our financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During these years and until its contract expired, there were no disagreements with Deloitte, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F and Item 304(a)(1)(v) of Regulation S-K. Deloitte did not audit, or performed a review of, any of our financial statements for any period subsequent to December 31, 2011.

We have provided Deloitte with a copy of the foregoing disclosure, and have requested that they furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 15.1 to this Form 20-F a copy of the letter from Deloitte as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2011 and December 31, 2010, we did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on our financial statements. Further, PwC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F and Item 304(a)(2) of Regulation S-K.

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

Code of Business Conduct and Ethics:  Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.  Gerdau has a similar requirement under Brazilian law and it has adopted a code of ethics that applies to its directors, officers and employees.  For more information regarding the Code of Ethics please see item 16B. Code of Ethics.

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

ITEM 19.               FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

1.01	Bylaws of Gerdau S.A.

2.(a)(1)	Corporate Governance Level 1 — BOVESPA

2.(a)(2)

Deposit Agreement dated September 18, 1997, as amended and restated on March 8, 1999, and as further amended and restated on May 7, 2003, and on December 2, 2008, among the Company, The Bank of New York as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. *

2(b)(1)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Policies of the Stock Option Plan**

4.02	Gerdau SA Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.03	Gerdau Special Steel North America Equity Incentive Plan****

11.01	Code of Ethics

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350 †

13.02	Certification pursuant to 18 U.S.C. Section 1350 †

15.01	Change in Registrant’s Certifying Accountant

23.01	Consent of Independent Registered Public Accounting Firm

* Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-9896), filed with the Securities and Exchange Commission on November 18, 2008.

**Incorporated by reference to Exhibt 4.02 to the Company’s Annual Report on Form 20-F (File No 001-14878), filed wth the Securities and Exchange Commision on June 2, 2011)

*** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-171217)  filed with the Securities and Exchange Commission on December 16, 2010.

**** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-179182)  filed with the Securities and Exchange Commission on January 26, 2012.

† This certification will not be deemed “filed” for purposes of Section 18 of the Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Gerdau Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer

Dated: April 20, 2012	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2011 and 2010

and for each of the three years in the period

ended December 31, 2011

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

March 27, 2012

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	Note	2011	2010
CURRENT ASSETS
Cash and cash equivalents	4	1,476,599	1,061,034
Short-term investments
Held for Trading	4	3,095,359	1,105,902
Available for sale	4	6,290	9,559
Trade accounts receivable - net	5	3,602,748	3,153,027
Inventories	6	8,059,427	6,797,785
Tax credits	7	815,983	586,056
Unrealized gains on financial instruments	15	140	783
Other current assets		262,603	231,798
		17,319,149	12,945,944

NON-CURRENT ASSETS
Long-term investments	4	—	26,797
Tax credits	7	389,035	401,222
Deferred income taxes	8	1,547,967	1,579,011
Related parties	18	111,955	35,037
Unrealized gains on financial instruments	15	—	5,529
Judicial deposits	17	713,480	493,502
Other non-current assets		201,989	177,143
Prepaid pension cost	19	533,740	437,072
Advance for capital increase in jointly-controlled entity	10	65,254	—
Investments in associates and jointly-controlled entities	10	1,355,291	1,264,520
Other investments		19,366	19,002
Goodwill	11	9,155,789	8,158,098
Other Intangibles	12	1,273,708	1,176,823
Property, plant and equipment, net	9	17,295,071	16,171,560
		32,662,645	29,945,316

TOTAL ASSETS		49,981,794	42,891,260

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	Note	2011	2010
CURRENT LIABILITIES
Trade accounts payable		3,212,163	1,783,274
Short-term debt	13	1,715,305	1,577,968
Debentures	14	41,688	115,069
Taxes payable	16	591,983	524,967
Payroll and related liabilities		617,432	475,237
Dividends payable	21	136,391	90,289
Unrealized losses on financial instruments	20	314	—
Environmental liabilities	15	31,798	29,191
Other current liabilities		429,927	425,905
		6,777,001	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	13	11,182,290	12,360,056
Debentures	14	744,245	616,902
Related parties	18	6	722
Deferred income taxes	8	1,858,725	2,270,849
Unrealized losses on financial instruments	15	5,013	92,476
Provision for tax, civil and labor liabilities	17	907,718	645,375
Environmental liabilities	20	36,621	42,902
Employee benefits	19	1,089,784	834,471
Put options on non-controlling interest	15.f	533,544	516,706
Other non-current liabilities		327,044	341,286
		16,684,990	17,721,745

EQUITY	22
Capital		19,249,181	15,651,352
Treasury stocks		(237,199)	(161,405)
Legal reserve		407,615	307,329
Stock option		36,339	22,700
Other reserves		(701,399)	(1,884,002)
Retained earnings		6,242,932	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		24,997,469	19,470,442

NON-CONTROLLING INTERESTS		1,522,334	677,173

EQUITY		26,519,803	20,147,615

TOTAL LIABILITIES AND EQUITY		49,981,794	42,891,260

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2011, 2010 and 2009

In thousands of Brazilian reais (R$)

	Note	2011	2010	2009

NET SALES	23	35,406,780	31,393,209	26,540,050

Cost of sales	28	(30,298,232)	(25,873,476)	(22,305,550)

GROSS PROFIT		5,108,548	5,519,733	4,234,500

Selling expenses	28	(603,747)	(551,547)	(429,612)
General and administrative expenses	28	(1,797,937)	(1,805,914)	(1,714,494)
Reversal of impairment (impairment) of assets	27	—	336,346	(1,072,190)
Restructuring costs		—	—	(150,707)
Other operating income	28	195,015	207,320	190,157
Other operating expenses	28	(85,533)	(100,840)	(101,810)
Equity in earnings of unconsolidated companies	10	62,662	39,454	(108,957)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,879,008	3,644,552	846,887

Financial income	29	455,802	295,563	436,236
Financial expenses	29	(970,457)	(1,097,633)	(1,286,368)
Exchange variations, net	29	51,757	104,364	1,060,883
Gain and losses on financial instruments, net	29	(65,438)	12,392	(26,178)

INCOME BEFORE TAXES		2,350,672	2,959,238	1,031,460

Income and social contribution taxes
Current	8	(519,843)	(642,306)	(303,272)
Deferred	8	266,747	140,447	276,320

NET INCOME		2,097,576	2,457,379	1,004,508

ATTRIBUTABLE TO:
Owners of the parent		2,005,727	2,142,488	1,121,966
Non-controlling interests		91,849	314,891	(117,458)
		2,097,576	2,457,379	1,004,508

Basic earnings per share - preferred and common	22	1.22	1.50	0.79

Diluted earnings per share - preferred and common	22	1.22	1.50	0.79

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2011, 2010 and 2009

In thousands of Brazilian reais (R$)

		2011		2010		2009
Net income for the year		2,097,576		2,457,379		1,004,508
Other comprehensive income
Net unrealized (Losses) Gains on defined benefit pension plan, gross of tax of R$ (64,847), R$ (81,813) and R$ 6,565, respectively		(234,647)		(259,637)		16,244
Other comprehensive income from associates and jointly-controlled entities		107,534		(17,724)		(373,719)
Cumulative translation adjustment		1,806,947		(613,472)		(4,185,285)
Unrealized (Losses) Gains on net investment hedge, gross of tax of R$ (71,843), R$ 0 and R$ 0.		(788,007)		130,750		893,700
Cash flow hedges
Unrealized (Losses) Gains, gross of tax of R$ (8,530), R$ (24,545) and R$ 69,745, respectively	(22,156)		(75,532)		257,537
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 29,970, R$ 13,226 and R$ (16,188), respectively	77,844	55,688	47,217	(28,315)	(55,729)	201,808
Unrealized (Losses) Gains on available for sale securities, gross of tax of R$ (499), R$ 392 and R$ 5,929, respectively		(1,513)		1,153		17,966
Income tax relating to components of other comprehensive income		115,749		92,740		(66,051)

Total comprehensive income (loss) for the year, net of tax		3,159,327		1,762,874		(2,490,829)

Total comprehensive income (loss) attributable to:
Owners of the parent		3,023,414		1,427,440		(1,295,269)
Non-controlling interests		135,913		335,434		(1,195,560)
		3,159,327		1,762,874		(2,490,829)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2011, 2010 and 2009

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
						Other reserves
						Gains and
						losses on	Gains and
						available for	losses on net	Gains and	Cumulative
		Treasury		Stock	Retained	sale	investment	losses on	translation	Total parent	Non-controlling	Total
	Capital	stocks	Legal reserve	options	earnings	securities	hedge	derivatives	adjustment	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2009	14,184,805	(122,820)	144,062	1,426	4,841,602	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
2009 Changes in Equity
Net income	—	—	—	—	1,121,966	—	—	—	—	1,121,966	(117,458)	1,004,508
Other comprehensive income recognized in the year	—	—	—	—	40,107	11,404	893,700	94,916	(3,457,362)	(2,417,235)	(1,078,102)	(3,495,337)
Total comprehensive income recognized in the year	—	—	—	—	1,162,073	11,404	893,700	94,916	(3,457,362)	(1,295,269)	(1,195,560)	(2,490,829)
Stock option expenses recognized in the year	—	—	—	10,001	—	—	—	—	—	10,001	—	10,001
Stock option exercised during the year	—	11,054	—	(2,409)	—	—	—	—	—	8,645	—	8,645
Gain in treasury stock sellings	—	—	—	—	782	—	—	—	—	782	—	782
Dividends/interest on capital	—	—	—	—	(419,066)	—	—	—	—	(419,066)	(186,237)	(605,303)
Destinations proposed to the general assembly	—	—	56,143	—	(56,143)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	17,533	—	—	—	—	17,533	(31,363)	(13,830)
Effect of the IAS 29 (Financial Reporting in Hyperinflationary Economies) adoption	—	—	—	—	31,264	—	—	—	—	31,264	612	31,876
Put options	—	—	—	—	—	—	—	—	—	—	32,792	32,792
Treasury stocks	—	(12,919)	—	—	—	—	—	—	—	(12,919)	—	(12,919)
Balance as of December 31, 2009	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income	—	—	—	—	2,142,488	—	—	—	—	2,142,488	314,891	2,457,379
Other comprehensive income recognized in the year	—	—	—	—	(170,961)	754	130,750	(11,586)	(664,005)	(715,048)	20,543	(694,505)
Total comprehensive income recognized in the year	—	—	—	—	1,971,527	754	130,750	(11,586)	(664,005)	1,427,440	335,434	1,762,874
Capital increase by issuance of shares	1,466,547	—	—	—	—	—	—	—	—	1,466,547	—	1,466,547
Effects of interest increase in subsidiaries	—	—	—	—	(1,734,517)	—	—	—	—	(1,734,517)	(3,084,172)	(4,818,689)
Fair value adjustment on issuance of shares	—	—	—	—	443,173	—	—	—	—	443,173	—	443,173
Stock option expenses recognized in the year	—	—	—	15,667	—	—	—	—	—	15,667	—	15,667
Losses in treasury stock sellings	—	—	—	—	(994)	—	—	—	—	(994)	—	(994)
Stock option exercised during the year	—	22,527	—	(1,985)	—	—	—	—	—	20,542	—	20,542
Dividends/interest on capital	—	—	—	—	(629,692)	—	—	—	—	(629,692)	(134,369)	(764,061)
Destinations proposed to the general assembly	—	—	107,124	—	(107,124)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	14,050	—	—	—	—	14,050	41,996	56,046
Put options	—	—	—	—	—	—	—	—	—	—	20,964	20,964
Treasury stocks	—	(59,247)	—	—	—	—	—	—	—	(59,247)	—	(59,247)
Balance as of December 31, 2010	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income	—	—	—	—	2,005,727	—	—	—	—	2,005,727	91,849	2,097,576
Other comprehensive income (loss) recognized in the year	—	—	—	—	(164,916)	(1,010)	(707,466)	33,733	1,857,346	1,017,687	44,064	1,061,751
Total comprehensive income (loss) recognized in the year	—	—	—	—	1,840,811	(1,010)	(707,466)	33,733	1,857,346	3,023,414	135,913	3,159,327
Capital increase by issuance of shares	3,597,829	—	—	—	—	—	—	—	—	3,597,829	—	3,597,829
Effects of interest changes in subsidiaries	—	—	—	—	(435,328)	—	—	—	—	(435,328)	721,261	285,933
Stock option expenses recognized in the year	—	—	—	15,604	—	—	—	—	—	15,604	302	15,906
Stock option exercised during the year	—	9,133	—	(1,965)	—	—	—	—	—	7,168	—	7,168
Dividends/interest on capital	—	—	—	—	(596,733)	—	—	—	—	(596,733)	(20,043)	(616,776)
Destinations proposed to the general assembly	—	—	100,286	—	(100,286)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	8,063	8,063
Treasury stocks	—	(84,927)	—	—	—	—	—	—	—	(84,927)	(335)	(85,262)
Balance as of December 31, 2011	19,249,181	(237,199)	407,615	36,339	6,242,932	1,696	(317,066)	—	(386,029)	24,997,469	1,522,334	26,519,803

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2011, 2010 and 2009

In thousands of  Brazilian reais (R$)

	Note	2011	2010	2009

Cash flows from operating activities
Net income for the year		2,097,576	2,457,379	1,004,508
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	28	1,771,881	1,893,074	1,745,319
(Reversal) Impairment of assets		—	(336,346)	1,072,190
Restructuring costs		—	—	150,707
Equity in earnings of unconsolidated companies	10	(62,662)	(39,454)	108,957
Exchange variation, net	29	(51,757)	(104,364)	(1,060,883)
Losses / (Gains) on financial instruments, net	29	65,438	(12,392)	26,178
Post-employment benefits		15,882	82,611	33,995
Stock based remuneration		13,974	18,629	22,380
Income tax	8	253,096	501,859	26,952
Loss / (Gain) on disposal of property, plant and equipment and investments		21,006	(20,532)	116,989
Gains on available for sale securities		(28,073)	—	—
Allowance for doubtful accounts	5	42,980	16,018	57,971
Provision (reversal) for tax, labor and civil claims	17	261,024	199,092	(15,886)
Interest income on investments	29	(265,766)	(174,622)	(346,531)
Interest expense on loans	29	828,106	919,594	992,693
Interest on loans with related parties	18	(4,388)	—	—
Provision for net realisable value adjustment in inventory	6	56,999	50,526	36,459
Reversal of net realisable value adjustment in inventory	6	(122,877)	(50,634)	(196,981)
		4,892,439	5,400,438	3,775,017
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable		(203,041)	(660,891)	1,449,678
(Increase) Decrease in inventories		(681,604)	(1,160,419)	3,766,059
Increase (Decrease) in trade accounts payable		1,121,433	110,358	(1,731,878)
(Increase) Decrease in other receivables		(415,192)	176,403	(148,962)
(Decrease) Increase in other payables		(127,854)	(168,962)	203,038
Distributions from jointly-controlled entities		61,150	68,647	41,887
Purchases of trading securities		(6,113,717)	(712,204)	(1,283,438)
Proceeds from maturities and sales of trading securities		4,384,832	2,423,597	1,642,383
Cash provided by operating activities		2,918,446	5,476,967	7,713,784

Interest paid on loans and financing		(726,360)	(796,799)	(1,026,893)
Income and social contribution taxes paid		(482,068)	(541,048)	(336,299)
Net cash provided by operating activities		1,710,018	4,139,120	6,350,592

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,961,379)	(1,288,769)	(1,377,776)
Proceeds from sales of property, plant and equipment, investments and other intangibles		11,473	19,269	64,606
Additions to other intangibles	12	(141,666)	(94,598)	—
Advance for capital increase in jointly-controlled entity		(74,785)	—	—
Payment for business acquisitions, net of cash of acquired entities	3.7	—	(283,110)	(71,068)
Purchases of available for sale securities		(723,285)	(1,371,835)	(2,589,350)
Proceeds from sales of available for sale securities		778,484	1,415,981	2,925,254
Net cash used in investing activities		(2,111,158)	(1,603,062)	(1,048,334)

Cash flows from financing activities
Capital increase		3,874,329	—	—
Purchase of treasury shares		(78,094)	(38,705)	(12,919)
Dividends and interest on capital paid		(550,706)	(1,018,488)	(328,691)
Payment of loans and financing fees		(25,530)	(4,562)	(37,989)
Payments for interest increase in subsidiaries	3.7	—	(2,908,969)	—
Proceeds from loans and financing		1,378,637	3,885,937	4,089,424
Repayment of loans and financing		(3,781,247)	(3,453,158)	(8,469,908)
Intercompany loans, net		(90,325)	39,344	(173,549)
Net cash (used in) provided by financing activities		727,064	(3,498,601)	(4,933,632)

Exchange variation on cash and cash equivalents		89,641	(68,367)	(303,291)

Increase (Decrease) in cash and cash equivalents		415,565	(1,030,910)	65,335
Cash and cash equivalents at beginning of year		1,061,034	2,091,944	2,026,609
Cash and cash equivalents at end of year		1,476,599	1,061,034	2,091,944

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 27, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in Note 2.18. The Consolidated Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and foresting/reforesting assets, which are measured at fair value.

The Company adopted all applicable standards, revision of standards and interpretations issued by IASB and the IFRS Interpretations Committee and that were effective on December 31, 2011.

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

b) Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the presentation currency of the Consolidated Financial Statements.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

rates prevailing at year end. The non-monetary items measured at fair value determined in foreign currency are converted at the rates prevailing on the date that the fair value was determined. The non-monetary items that are measured at historical cost in a foreign currency must be converted using the prevailing rate in the transaction date.

For presentation of the consolidated financial statements purposes, assets and liabilities of operations abroad are translated into reais using the exchange rates prevailing at year end. The income statement accounts are translated at average exchange rates for the period unless the exchange rates have fluctuated significantly over the period, in which case, we use exchange rates for the dates of transactions. The exchange differences resulting from these conversions, if any, are recorded in comprehensive income and accumulated in equity, being assigned to the non-controlling interests as appropriate.

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

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Cumulative translation adjustment”.

d) Hyperinflation in Venezuela

As from 2009, Venezuela started to be considered an hyperinflationary economy and in accordance with the standard IAS 29 and IFRIC 7, the financial statements of the subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela, which recorded an accumulated index of 212.5%, since the date of acquisition of the subsidiary in Venezuela by the Company in June 2007, and 70.2% in 2011. The effects of inflation in 2011 were presented in the consolidated statements of income.

For purposes of translation of the subsidiary in Venezuela’s accounting balances to the presentation currency used in its Consolidated Financial Statements, the Company applied the requirements established by the standard IAS 21, where assets, liabilities, income and expenses balances are translated at the exchange rate prevailing at the date of the Consolidated Financial Statements, being all exchange rate differences from translation being recognized in ‘Equity’, and in the Consolidated Statement of Comprehensive Income, in the account named ‘Cumulative translation adjustment’.

2.3 - Financial Assets

a) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

b) Short and Long-term Investments

Short and long-term investments are classified into the following categories: held to maturity securities, available for sale securities, and securities reported at fair value through profit and loss with gains and losses included in profit or loss (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, they are classified as trading securities. When the purpose is to hold the investment until maturity, they are classified as held to maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the other options above, investments are classified as available for sale securities.

When applicable, transaction costs directly related to the acquisition of a financial asset are added to the amount initially recognized, except for trading securities which are categorized as fair value through profit or loss.

Held to maturity securities are recognized at amortized cost and are reported at acquisition cost plus interest, monetary adjustments, and exchange variation, less impairment losses, when applicable, incurred up to the Consolidated Financial Statements date.

Trading securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in the income statement when incurred.

Available for sale securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized in other comprehensive income when incurred. Gains and losses recorded in Equity are recognized in the income statement for the year when these investments are sold or considered not recoverable.

c) Trade Accounts Receivable - Net

Trade accounts receivable are stated at amortized cost, less impairment losses, when applicable, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, individual situation of each customer and the situation of the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided at note 5.

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events have occurred after the initial recognition of the financial asset and such event or events had a negative impact on the estimated future cash flows of the investment.

2.4 — Inventories

Inventories are measured based on the lower of historical cost of acquisition and production and net realizable value. The acquisition and production costs are increased by transport, storage and non-recoverable taxes expenses.

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and selling expenses directly related. Information regarding the allowance for adjustments to net realizable value is demonstrated at note 6.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated, and less impairment losses, when applicable. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in process the borrowing costs incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans to acquire property, plant and equipment; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized. Forestation/reforestation assets are measured at fair value on the date of financial statements, when fair value can be measured reliably, or at cost in accordance with IAS 41.

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

2.6 — Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates, and customer contracts and relationships, which represent the capacity to add value of acquired companies based on the relationship with customers. Intangible assets with definite useful lives are amortized taking into consideration their effective use or a method that reflects their economic benefit. The net book value of intangible assets is written off immediately when it exceeds the estimated recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer and supplier relationship intangible asset is amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers and suppliers over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company reviews the amortization period and amortization method for intangible assets with definite useful lives at the end of each year.

2.7 — Provision for Impairment of Long-Lived Assets and Reversal of Impairment

On the date of each Consolidated Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined as if the impairment had not been recorded, as demonstrated at note 27.2.

2.8 — Investments

a) Investments in Subsidiaries

The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders Meetings or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other special purpose entities, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

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

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively, when applicable. Intercompany transactions and balances are eliminated in the consolidation process. Gains or losses resulting from the transactions among consolidated entities of the Company are also eliminated.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

They are stated net of transaction costs, and are subsequently measured at the amortized cost using the effective interest method.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Equity Instruments

An equity instrument is based on a contract that evidences a residual interest in the assets of an entity after deducting its liabilities.

d) Derivative Instruments and hedge

The Company enters into derivative financial instruments mainly to manage its exposure to fluctuation in interest rates and exchange rates. The Company measures its derivative financial instruments based on quoted prices for similar assets, which are the fair value of the financial instruments on the date of the Consolidated Financial Statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge or a net investment hedge are recorded in the statement of comprehensive income.

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reclassified immediately in the statement of income. Additionally, changes in the fair value of financial instruments not characterized as hedge are recognized in the financial expense or financial income accounts in the Income Statement.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in the statement of comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

The potential cash payments related to put options issued by the Company over the equity of subsidiaries are accounted under account “Put options on non-controlling interest”. The amount that may become payable under the option on exercise is initially recognized at fair value and are subsequently measured in order to accrete the liability up to the date on which it becomes exercisable. The charge arising is recorded as a financial expense in the statement of income. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the financial statements in the countries where the Company’s subsidiaries, associates and jointly-controlled entities operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution as tax bases.

Current tax is the tax payable or receivable on the expected taxable income or loss for the year, at the tax rates effective at the date of the financial statements.

Deferred income and social contribution taxes are recognized for differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except in business combinations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Financial Statements and applicable when the respective income and social contribution taxes be realized.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which temporary differences and tax losses can be utilized.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

Deferred tax is recognized related to temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the corresponding amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect neither accounting books nor taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they do not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on initial recognition of goodwill. Deferred tax is measured at the tax rates expected to apply to temporary differences when they reverse, based on the laws that were enacted or substantively enacted as of the date of submission of the financial statements.

An income and social contribution tax asset is recognized for tax losses, tax credits and deductible temporary differences not used when it is probable that future profits subject to taxation will be available against which will be used.

The Company only recognizes a provision on tax issues if a past event leads to a present obligation. The Company determines whether a present obligation exists at the year end and taking into consideration all available evidence, including, for example, the opinion of legal advisors. The Company also considers whether it is probable that there will be an outflow of assets and a reliable estimate can be made of the amount of the obligation.

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described at notes 19 and 24.

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

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in the Statement of Comprehensive Income as described at Note 19. The Company believes that the recognition of actuarial gains and losses in comprehensive income provides a better presentation of these changes in the consolidated financial statements when considered as a whole.

2.12 - Other Current and Non-current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.13 — Related-Party Transactions

Loan agreements between the entities in Brazil and abroad within the Company are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions as stated in contracts between the parties.

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

2.16 - Investments in Environmental Protection

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value using a rate of 7% per year.

2.17 — Lease Contracts

Leases are classified as finance leases whenever the terms of lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Financial Statements include, therefore, estimates for the determination of useful lives of property, plant and equipment (note 9), estimates of the recoverable amount of long-lived assets (note 27), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), for the determination of income taxes (note 8), in determining the fair value of financial instruments (assets and liabilities)  and other instruments (note 15), estimates in selecting interest rates, expected return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits  (note 19), and  estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 24). Actual results could differ from those estimates.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.19 - Business Combinations

a) Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired entity is remeasured at fair value at acquisition date (i.e. the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in profit or loss. The amounts of interests on the acquired company before the acquisition date that was recognized in “Other comprehensive income” are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

b) Acquisitions in which control is obtained initially

Acquisitions of businesses are accounted under the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange for the control of the acquired business entity. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Expenses related to the acquisition are recognized in the income statement when incurred.

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

Currently, the impact of increases and decreases in interests in subsidiaries that do not involve loss of control are accounted for within equity, with no impact on goodwill or profit or loss.

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

d) Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39.

2.20 — Restructuring Provision

A restructuring provision is recognized when the Company has a detailed restructuring plan approved and the restructuring was already initialized or been publically announced. Future operational losses provisions are not recognized.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

ii)             Pension plan assets are stated at market value.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as current and noncurrent liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company is compliant with all the applicable environmental regulations in the countries where it operates (note 20).

d) Derivative Financial Instruments

The Company measures its derivative financial instruments based on quoted prices for similar assets, which are the fair value of the financial instruments on the date of the Consolidated Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date.

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

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on non-controlling interest’ (note 15.f), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made certain business combinations. According to IFRS 3(R), effective for business combinations that have occurred after the IFRS transition date, the Company should allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

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

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Recoverability of goodwill is evaluated based on the analysis and identification of facts and circumstances that can indicate the necessity to anticipate the test that is performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2011, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of the value in use of the Company’s operating segments, based on projected cash flows may be negatively impacted if the economy global recovery happens slowly than expected during the preparation of financial statements in December 2011.

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or compulsory adoption beginning on January 1, 2011. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The effects related to the adoption of these changes did not impact the Company Consolidated Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the impacts from the adoption of this standard and possible differences compared to IAS 39.

IFRS 7 — Disclosure - Transfers of Financial Assets

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

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised IFRS 1. The change of IFRS 1 provides guidelines to first-time adopters, which are located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of transactions that occurred before the date of transition to IFRSs. The revised standard is effective for annual reporting periods beginning on or after July 1, 2011. The Company understands that these changes will not impact its Consolidated Financial Statements since it already adopted IFRS 1.

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised the standard IAS 12. This change in the IAS 12 includes aspects related to the determination of the expected way of deferred assets and liabilities income tax recovery when an investment property is measured through the fair value model of IAS 40. This revision in the standard is effective for annual periods beginning on or after January 1, 2012. The Company understands that these changes will not impact its Consolidated Financial Statements.

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard is effective for annual

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 27 — Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change in IAS 27 deals with aspects related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepare separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its Consolidated Financial Statements since separate financial statements are not presented.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 deals with aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses are recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized on its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation deals with aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this interpretation on its Consolidated Financial Statements.

IFRS 9 e IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company is evaluating the impact of the adoption of these amendments in its Consolidated Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. The amendment of this standard addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and its subsidiaries.

3.1 - Subsidiaries

Listed below are the main interests in consolidated subsidiaries, as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2011	2010	2009	2011	2010	2009
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	66.32	100.00	100.00	66.32
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	66.32	100.00	100.00	66.32
Gerdau Açominas S.A.	Brazil	93.98	93.98	93.98	93.99	93.99	93.98
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	93.96	93.96	93.96	93.97	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	82.56	75.88	95.20	82.56	75.88	95.20
Corporación Sidenor S.A. and subsidiaries (5)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	100.00	99.99	99.99	100.00
Gerdau Aços Especiais S.A.	Brazil	95.94	94.35	94.35	95.95	94.36	94.35
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	98.98	98.84	98.75	98.98	98.84	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.59	95.58	95.58	95.59	95.59	95.59
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	86.66	86.66	86.66	88.66	86.66
Diaco S.A. and subsidiaries (8)	Colombia	99.57	99.36	99.34	99.57	99.36	99.34
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.06	97.06	100.00	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	92.75	92.75	99.99	92.75	92.75
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.63	99.96	99.96	99.63
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.29	98.32	98.32	98.29
Cleary Holdings Corp.	Colombia	100.00	100.00	50.90	100.00	100.00	50.90
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	—	100.00	100.00	—
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	—	100.00	100.00	—
Maco Holdings Ltda. (11)	Brazil	—	—	100.00	—	—	100.00
GTL Financial Corp. (12)	Netherlands	—	—	100.00	—	—	100.00
Aços Villares S.A. (13)	Brazil	—	—	58.50	—	—	58.50

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

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by JP Morgan.

(5) Subsidiaries: Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Corporación Sidenor S.A. y Cía., Sidenor Calibrados S.L.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda. e Trefilados Bonati S.A., Cerney Holdings Ltd., Indac Colômbia S.A..

(7) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L..

(8) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. e GTL Servicios Administrativos México, S.A. de C.V.

(10) Subsidiary: Siderco S.A.

(11) The subsidiary Maco Holdings Ltd started to be presented as an associate Company, as described in note 3.3.

(12) The subsidiary GTL Financial Corp. was closed in 2010.

(13) The subsidiary Aços Villares S.A. was merged by Gerdau S.A.

As operation result of the sales option described in the note 15.f, the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

		Equity Interests
		Total capital(*)			Voting capital
Jointly-controlled entities	Country	2011	2010	2009	2011	2010	2009
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Corsa, S.A.P.I de C.V.	Mexico	50.00	50.00	50.00	50.00	50.00	50.00
Kalyani Gerdau Steel Ltd.	India	80.57	73.22	56.81	80.57	73.22	56.81

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

The summarized financial information of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, Gerdau Corsa, S.A.P.I. de C.V. and Kalyani Gerdau Steel Ltd., accounted for under the equity method, are presented below on a combined basis:

	Joint-controlled entities
	2011	2010
Assets
Current	684,738	468,419
Non-current	746,625	566,490
Total Assets	1,431,363	1,034,909

Liabilities
Current	376,813	155,930
Non-current	428,407	295,497
Adjusted Equity	626,143	583,482
Total Liabilities and Equity	1,431,363	1,034,909

Company’s share of net assets of jointly-controlled entities	311,285	300,547

	2011	2010	2009
Income statement
Net sales	2,183,025	1,813,014	1,288,714
Cost of sales	(1,987,130)	(1,662,143)	(1,230,352)
Gross profit	195,895	150,871	58,362
Selling, general and administrative expenses	(32,633)	(29,722)	(36,596)
Other operating expenses	(34,837)	(80,641)	(88,115)
Income (Loss) before financial income and expenses, and taxes	128,425	40,508	(66,349)
Financial expenses	(54,813)	(25,180)	(87,276)
Income (Loss) before taxes	73,612	15,328	(153,625)
Provision for income and social contribution taxes	7,690	497	22,315
Net income (Loss)	81,302	15,825	(131,310)

Company’s share of net income (loss) of jointly controlled entities	33,259	(13,921)	(57,723)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Affiliated companies	Country	2011	2010	2009	2011	2010	2009
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries (2)	Mexico	49.00	49.00	49.00	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (3)	Guatemala	30.00	30.00	30.00	30.00	30.00	30.00
Maco Holding Ltda.	Brazil	46.58	47,86	—	46.58	47,86	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associate company.

(1) Subsidiaries: Industrias Nacionales C. by A. (Dominican Rep.), Steelchem Trading Corp. , NC Trading and Industrias Nacionales C. x A., S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V.

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from fully implementing the decisions in conducting the associate’s business.

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

	Associate Companies
	2011	2010
Assets
Current	1,223,272	885,246
Non-current	1,181,646	1,175,116
Total Assets	2,404,918	2,060,362

Liabilities
Current	586,125	427,446
Non-current	520,311	341,746
Adjusted Equity	1,298,482	1,291,170
Total Liabilities and Equity	2,404,918	2,060,362

Company’s share of net assets of associate companies	632,573	603,892

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Income statement
Net sales	1,711,592	1,409,468	1,463,761
Cost of sales	(1,498,336)	(1,213,825)	(1,388,946)
Gross profit	213,256	195,643	74,815
Selling, general and administrative expenses	(92,946)	(81,199)	(101,101)
Other operating income/expenses	29,134	4,578	(1,112)
Income (Loss) before financial income and expenses, and taxes	149,444	119,022	(27,398)
Financial expenses	(14,392)	(14,157)	(37,675)
Income (Loss) before taxes	135,052	104,865	(65,073)
Provision for income and social contribution taxes	(36,749)	(32,498)	(11,232)
Net income (loss)	98,303	72,367	(76,305)

Company’s share of net income (loss) of associate companies	29,403	53,375	(51,234)

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

Goodwill is recorded as an asset under the accounts “Investments in associates and jointly-controlled entities” and “Goodwill”. Goodwill is not amortized and it is subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and shall not be reversed later. Goodwill related to the Company’s subsidiaries is allocated to the operating segments, which represent the lowest level at which goodwill is monitored by management.

At the time of selling a subsidiary, jointly-controlled entity or associate company, goodwill is included in the determination of the gain or loss.

3.5 - Acquisition of additional interest in subsidiaries and business combinations

Sipar Gerdau Inversiones S.A.

On April 1, 2011, the Company acquired an additional interest of 7.25% in the subsidiary Sipar Gerdau Inversiones S.A.. The total amount of this acquisition, to be paid by February 2015, was US$ 7,590 thousand (R$ 11,941 in the acquisition date) and as a result of this operation, in accordance with the standard IAS 27, the Company recognized in Equity, the amount of R$ 8,085, which is the difference between the purchase price paid and the amount of the non-controlling interest in the net assets acquired.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.6 - Total cash paid for the acquisitions in the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Companies / interest acquired
Acquisitions
Maco Metalúrgica Ltd.	—	—	4,200
Tamco	—	283,110	—
Total purchase price considered of acquired companies	—	283,110	4,200
Less: Cash and cash equivalents of acquired companies	—	—	—
	—	283,110	4,200

Interest increase in subsidiaries
Gerdau América Latina Participações S.A.	—	—	66,868
Cleary Holdings Corp.	—	100,100	—
Gerdau Ameristeel	—	2,808,869	—
	—	2,908,969	66,868
Interest increase by issuance of shares
Prontofer Serviços e Construção Ltd.	—	1,322,075	—
Aços Villares S.A.	—	587,645	—
	—	1,909,720	—

Total paid	—	5,101,799	71,068

The Company does not have any other relevant acquisition costs in addition to the amount already paid.

3.7 — Acquisitions during the years ended December 31, 2010, 2009 or 2008 for which accounting at year-end was provisionally determined and was subsequently adjusted

a) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

The Company completed the fair value assessment of the assets and liabilities of Tamco resulting in the recognition of an additional goodwill of R$ 20,032, which has a substantial offsetting entry in line item property, plant and equipment.

The table below shows the fair value measurement of Tamco’s assets and liabilities on the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	75,649	(7,045)	68,604
Property, plant and equipment	69,216	77,506	146,722
Intangible assets	11,365	12,579	23,944
Goodwill	—	110,395	110,395
Non-current assets	558	29	587
Current liabilities	(17,589)	(519)	(18,108)
Non-current liabilities	(18,142)	(30,892)	(49,034)
	121,057	162,053	283,110

Total purchase price paid			283,110

The Company recognized goodwill arising on this acquisition due to the expansion of the Company’s geographic operation in western United States and because it believes it will succeed in integrating the business operations and will generate synergies from the acquisition.

b) Corsa Controladora, S.A. de C.V.

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

c) Gerdau MacSteel Inc.

In March 2009, the Company completed the evaluation of the fair value of assets and liabilities of Gerdau MacSteel Inc., allocating part of the goodwill of R$ 1.7 million during the period.

The following table presents the fair value of the assets and liabilities of Gerdau MacSteel Inc., as of the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

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

•                  Gerdau strengthens its position as a global supplier of special steels (SBQ).

•                  The acquisition of MacSteel will open new opportunities for growth in special long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

•                  The Company believes it was able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

d) Kalyani Gerdau Steel Ltd. (SJK Steel Plant Limited)

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

e) Caños Córdoba S.R.L.

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

for the years ended December 31, 2011, 2010 and 2009

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

f) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

In December 2009, the Company completed the evaluation of the fair value of assets and liabilities of the K.e.r.s.p.e. Empreendimentos e Participações Ltda. allocating goodwill totaling R$ 91.6 million.

The following table presents the fair value of the assets and liabilities of K.e.r.s.p.e. Empreendimentos e Participações Ltda., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	1	—	1
Property, plant and equipment	610	—	610
Other intagibles	—	143,182	143,182
Deferred income tax	—	(48,682)	(48,682)
Negative goodwill recognized in the income statement	—	(2,937)	(2,937)
	611	91,563	92,174

Total purchase price considered			92,174

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	2011	2010
Cash	7,766	4,105
Banks and short-term investments	1,468,833	1,056,929
Cash and cash equivalents	1,476,599	1,061,034

The Company has no significant amounts of restricted cash or cash equivalents for the presented periods.

Short and long-term investments

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2011 the Company held R$ 3,095,359 (R$ 1,105,902 as of December 31, 2010) in trading securities.

Available for sale securities

As of December 31, 2011 the Company held R$ 6,290 (R$ 9,559 as of December 31, 2010) in available for sale securities in current assets and R$ 0 (R$ 26,797 as of December 31, 2010) in non-current assets.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2011	2010
Trade accounts receivable - in Brazil	1,170,564	1,046,962
Trade accounts receivable - exports from Brazil	252,377	312,870
Trade accounts receivable - foreign subsidiaries	2,242,043	1,860,458
(-) Allowance for doubtful accounts	(62,236)	(67,263)
	3,602,748	3,153,027

The Company’s maximum exposure to credit risk, net of the allowance for doubtful accounts, is the amount of the accounts receivable listed above. The actual risk of losses is presented as allowance for doubtful accounts.

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

The aging list of trade accounts receivable is as follows:

	2011	2010
Current	3,087,915	2,658,628
Past-due:
Up to 30 days	427,840	354,980
From 31 to 60 days	55,945	52,432
From 61 to 90 days	19,151	15,379
From 91 to 180 days	26,487	28,277
From 181 to 360 days	15,247	39,850
Above 360 days	32,399	70,744
(-) Allowance for doubtful accounts	(62,236)	(67,263)
	3,602,748	3,153,027

The changes in the allowance for doubtful accounts are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Balance as of January 1, 2009	(72,320)
Provisions for bad debt during the year	(58,180)
Recoveries in the year	210
Write-offs	40,961
Exchange variation	8,829
Balance as of December 31, 2009	(80,500)
Provisions for bad debt during the year	(20,906)
Recoveries in the year	4,887
Write-offs	26,753
Exchange variation	2,503
Balance as of December 31, 2010	(67,263)
Provisions for bad debt during the year	(46,654)
Recoveries in the year	2,976
Write-offs	48,007
Exchange variation	698
Balance as of December 31, 2011	(62,236)

NOTE 6 - INVENTORIES

	2011	2010
Finished products	3,108,332	2,455,459
Work in progress	1,573,066	1,418,347
Raw materials	1,986,669	1,639,393
Storeroom supplies	976,030	1,037,672
Advances to suppliers	138,952	104,262
Imports in transit	375,089	295,040
(-) Allowance for adjustments to net realizable value	(98,711)	(152,388)
	8,059,427	6,797,785

The balances of the allowance for adjustments to net realizable value are mainly related to the reduction in the cost or the adjustment to market related to the impact in certain raw materials acquired by the Company, which had a reduction in the sales price of finished products. As a result of higher values in raw materials plus estimated costs to conclude the production in an amount higher to the sales price less estimated cost of sales, the Company recognized adjustments to net realizable values, as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Balance as of January 1, 2009	(354,431)
Write-offs	196,981
Provision for the year	(36,459)
Exchange rate variation	43,588
Balance as of December 31, 2009	(150,321)
Provision for the year	(50,526)
Write-offs	50,634
Exchange rate variation	3,781
Business acquisitions	(5,956)
Balance as of December 31, 2010	(152,388)
Provision for the year	(56,999)
Write-offs	122,877
Exchange rate variation	(12,201)
Balance as of December 31, 2011	(98,711)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 30,298,232, R$ 25,873,476 and R$ 22,305,550 were recognized as cost of sales and freight during the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, 2010 and 2009 the cost of sales includes, respectively, the amounts of R$ 122,877, R$ 50,634 and R$ 196,981 related to inventories permanently written off and, respectively, the amounts of R$ 56,999, R$ 50,526 and R$ 36,459 related to the recognition of the allowance for adjustments to net realizable value.

NOTE 7 — TAX CREDITS

	2011	2010
Current
ICMS (state VAT)	121,615	153,808
COFINS (tax on revenue)	97,783	59,903
PIS (tax on revenue)	16,732	10,800
IPI (federal VAT)	69,436	53,202
Income and social contribution taxes	325,101	168,897
IVA (value-added tax)	142,038	113,811
Others	43,278	25,635
	815,983	586,056

Non-current
ICMS (state VAT)	86,980	77,440
PIS (tax on revenue)	555	368
COFINS (tax on revenue)	2,540	1,678
Income and social contribution taxes	294,903	320,699
Others	4,057	1,037
	389,035	401,222
	1,205,018	987,278

The estimate of realization of non-current tax credits is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010
2011	—	—
2012	—	106,109
2013	32,006	85,382
2014	88,938	17,067
2015	83,197	83,197
After 2016	184,894	109,467
	389,035	401,222

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil received R$ 8,371 during the year ended December 31, 2011 (R$ 41,855 and R$ 44,772 during the years ended December 31, 2010 and 2009, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 0 as of December 31, 2011 (R$ 23,831 and R$ 52,149 during the years ended December 31, 2010 and 2009, respectively). The respective tax incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

On December 31, 2011, the Company has a total of tax losses carryforwards arising from its operations in Brazil of R$ 606,139 Income tax (R$ 607,370 and R$ 340,248 during the years ended December 31, 2010 and 2009, respectively) and a total of negative basis of social contribution R$ 1,291,616 (R$ 849,446 and R$ 418,285 during the years ended December 31, 2010 and 2009, respectively), representing a deferred tax asset of R$ 267,780 (R$ 228,293 and R$ 122,708 during the years ended December 31, 2010 and 2009, respectively). The Company believes that the values will be realized based on the expectation of future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of tax asset of R$ 172,556 (R$ 68,048 and R$ 26,496 during the years ended December 31, 2010 and 2009, respectively), due to lack of opportunity to use the tax losses and negative social contribution of subsidiaries. However, these tax losses and negative basis of social contribution do not have an expiration date.

On December 31, 2011, the subsidiary Gerdau Ameristeel had deferred tax assets due to tax losses arising from their operations in Canada, totaling R$ 123,572 (R$ 113,272 and R$ 63,287 during the years ended December 31, 2010 and 2009, respectively) related to income taxes. These tax losses expire in several dates from 2025 to 2031. The subsidiary believes that the amounts will be realized based on future taxable income, and historically the subsidiary has generated taxable income to use this asset.

On December 31, 2011, the subsidiary Gerdau Ameristeel had R$ 133,881 (R$ 151,551 and R$ 139,973 during the years ended December 31, 2010 and 2009, respectively) of tax losses related to capital losses for which deferred tax assets were not recognized in the Consolidated Financial Statements. These losses relate primarily to the long-term investment write-off from subsidiary, and currently do not have expiration dates defined, except for an amount of R$ 61,836 and R$ 1,713 included in the Financial Statements on December 31, 2011, which expires in 2015 and 2016. The subsidiary had several state tax losses totaling R$ 208,060 (R$ 205,982 and R$ 237,669 on December 31, 2010 and 2009, respectively) which were not recognized in the Consolidated Financial Statements and have various expiration dates between 2012 and 2031. The subsidiary had also R$ 76,771 (R$ 63,119 and R$ 57,494 on December 31, 2010 and 2009, respectively) state tax credits that were not recognized in the subsidiary Consolidated Financial Statements. These credits have several expiration dates between 2015 and 2018, except for a portion of R$ 13,147 (R$ 12,968 and R$ 11,840 on December 31, 2010 and 2009, respectively), which does not have an expiration date.

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, for the years ended December 31, 2011 and 2010. In addition to the domestic rates, as mentioned above, the Company is subject to taxation of income taxes on foreign subsidiaries, ranging between 20% and 38.5%. The differences between the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Brazilian tax rates and the rates of other countries compose the amounts on the difference in tax rates in foreign companies line in the reconciliation of income tax and social contribution.

a) Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	2011	2010	2009
Income before income taxes	2,350,672	2,959,238	1,031,460
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(799,228)	(1,006,141)	(350,696)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	225,315	6,622	11,325
- Equity in subsidiaries	21,305	13,414	(37,045)
- Interest on equity	54,753	132,780	44,099
- Tax incentives	8,371	65,686	96,921
- Tax deductible goodwill recorded in statutory books	238,043	291,484	188,708
- Other permanent differences (net)	(1,655)	(5,704)	19,736
Income and social contribution taxes	(253,096)	(501,859)	(26,952)
Current	(519,843)	(642,306)	(303,272)
Deferred	266,747	140,447	276,320

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	January 1, 2009	acquisition	in income	income	December 31, 2009
Non-current assets

Income tax losses	581,395	—	211,785	(122,278)	670,902
Social contribution tax losses	28,405	—	9,258	—	37,663
Provision for tax, civil and labor liabilities	122,449	—	1,865	13,382	137,696
Benefits granted to employees	470,893	—	11,045	(243,197)	238,741
Other temporary differences	411,185	—	(4,920)	(344,966)	61,299
Amortized goodwill	57,768	—	(65)	19,416	77,119
Property, plant and equipment	(6,920)	—	6,920	—	—
Provision for losses	101,180	—	15,787	6,649	123,616

Total Non-current assets	1,766,355	—	251,675	(670,994)	1,347,036

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	2,259,921	49,798	(46,865)	(573,843)	1,689,011
Amortized negative goodwill	72,592	—	50,915	(27,119)	96,388
Benefits granted to employees	92,071	—	26,429	52,133	170,633
Other temporary differences	635,684	—	(55,124)	(262,833)	317,727

Total Non-current liabilities	3,060,268	49,798	(24,645)	(811,662)	2,273,759

Total net	(1,293,913)	(49,798)	276,320	140,668	(926,723)

Effect in the income of the year			276,320

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2009	acquisition	in income	income	December 31, 2010
Non-current assets

Income tax losses	670,902	—	140,570	10,340	821,812
Social contribution tax losses	37,663	—	38,786	—	76,449
Provision for tax, civil and labor liabilities	137,696	—	51,199	4,581	193,476
Benefits granted to employees	238,741	—	6,072	(87,045)	157,768
Other temporary differences	61,299	4,562	(9,846)	114,762	170,777
Amortized goodwill	77,119	—	(2,971)	(1,669)	72,479
Provision for losses	123,616	—	(6,367)	(30,999)	86,250
Total Non-current assets	1,347,036	4,562	217,443	9,970	1,579,011

Non-current liabilities

Allocations in fair value	1,689,011	44,764	61,190	(77,884)	1,717,081
Amortized negative goodwill	96,388	—	(23,796)	—	72,592
Benefits granted to employees	170,633	—	20,967	(47,584)	144,016
Other temporary differences	317,727	—	18,635	798	337,160
Total Non-current liabilities	2,273,759	44,764	76,996	(124,670)	2,270,849

Total net	(926,723)	(40,202)	140,447	134,640	(691,838)

Effect in the income of the year			140,447

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2010	acquisition	in income	income	December 31, 2011
Non-current assets

Income tax losses	821,812	(70,103)	(87,794)	(244,816)	419,099
Social contribution tax losses	76,449	(36,050)	75,846	—	116,245
Provision for tax, civil and labor liabilities	193,476	—	88,383	11,669	293,528
Benefits granted to employees	157,768	—	(23,070)	147,548	282,246
Other temporary differences	170,777	—	(74,325)	241,027	337,479
Amortized goodwill	72,479	—	3,113	(37,232)	38,360
Provision for losses	86,250	—	(25,240)	—	61,010
Total Non-current assets	1,579,011	(106,153)	(43,087)	118,196	1,547,967

Non-current liabilities

Allocations in fair value	1,717,081	—	(158,203)	(108,833)	1,450,045
Amortized negative goodwill	72,592	—	—	13,808	86,400
Benefits granted to employees	144,016	—	(144,016)	—	—
Other temporary differences	337,160	—	(7,615)	(7,265)	322,280
Total Non-current liabilities	2,270,849	—	(309,834)	(102,290)	1,858,725

Total net	(691,838)	(106,153)	266,747	220,486	(310,758)

Effect in the income of the year			266,747

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

in the future, allowing an estimated recovery of credits. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their expectation of realization.

c) Estimated recovery of income and social contribution tax credits and estimated payment of income and social contribution tax liabilities:

	Assets
	2011	2010
2011	—	373,210
2012	519,284	229,942
2013	195,704	190,350
2014	178,930	183,873
After 2015	654,049	601,636
	1,547,967	1,579,011

	Liabilities
	2011	2010
2011	—	82,752
2012	215,412	96,267
2013	228,812	96,478
2014	228,649	96,023
After 2015	1,185,852	1,899,329
	1,858,725	2,270,849

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

	Lands and buildings	Machines, equipment, and installations	Furniture and Fixture	Vehicles	Data electronic equipment	Foresting/ reforesting	Property, plant and equipment under construction	Total
Gross cost of the property, plant, and equipment
Balances as of January 01, 2009	5,833,143	19,323,716	258,322	198,155	649,890	502,160	2,669,837	29,435,223
Foreign exchange effect	(289,136)	(1,139,241)	(37,309)	(26,339)	178,771	—	(89,076)	(1,402,330)
Acquisitions/sales of companies	—	3,189	—	—	—	—	—	3,189
Additions	26,225	277,498	13,887	4,202	74,238	51,940	929,786	1,377,776
Transfers	(45,676)	1,942,361	(9,951)	(33,225)	(27,132)	(17,384)	(1,808,993)	—
Disposals	(30,606)	(771,018)	(17,042)	(22,763)	(119,229)	(73,774)	(82,878)	(1,117,310)
Impairment (note 27.2)	(73,138)	(497,488)	(61)	(3,880)	(1,914)	—	(17,599)	(594,080)
Balances as of December 31, 2009	5,420,812	19,139,017	207,846	116,150	754,624	462,942	1,601,077	27,702,468
Foreign exchange effect	(91,688)	(512,149)	2,618	1,836	(14,849)	—	3,320	(610,912)
Acquisitions/sales of companies	35,800	109,436	—	—	—	—	27,862	173,098
Additions	89,107	49,189	6,432	4,133	7,974	108,628	1,023,306	1,288,769
Transfers	519,280	718,598	1,595	12,397	22,457	—	(1,274,327)	—
Disposals	(24,874)	(127,586)	(1,709)	(18,291)	(3,455)	(58,915)	(9,051)	(243,881)
Impairment (note 27.2)	—	(168,449)	—	—	—	—	—	(168,449)
Reversal of Impairment (note 27.2)	33,911	154,910	44	—	—	—	—	188,865
Balances as of December 31, 2010	5,982,348	19,362,966	216,826	116,225	766,751	512,655	1,372,187	28,329,958
Foreign exchange effect	276,388	1,221,759	17,948	16,913	22,442	—	59,613	1,615,063
Additions	1,570	35,293	7,915	6,438	11,847	74,419	1,823,897	1,961,379
Transfers	518,110	659,603	25,032	23,286	(185,434)	—	(1,040,597)	—
Disposals	(19,893)	(150,672)	(3,449)	(5,442)	(47,474)	—	(37,653)	(264,583)
Fair value allocation	—	—	—	—	—	27,226	—	27,226
Balances as of December 31, 2011	6,758,523	21,128,949	264,272	157,420	568,132	614,300	2,177,447	31,669,043

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Lands and buildings	Machines, equipment, and installations	Furniture and Fixture	Vehicles	Data electronic equipment	Foresting/ reforesting	Property, plant and equipment under construction	Total
Accumulated depreciation
Balances as of January 01, 2009	(1,661,278)	(6,959,903)	(144,088)	(104,184)	(420,679)	(90,340)	(4)	(9,380,476)
Foreign exchange effect	(187,900)	(888,589)	21,518	11,109	(30,920)	(34)	919	(1,073,897)
Depreciation, amortization and depletion	(35,525)	(1,442,492)	(9,736)	(11,130)	(42,382)	(21,599)	(361)	(1,563,225)
Transfers	204	(21,139)	1,299	537	1,551	17,691	(143)	—
Disposals	7,963	742,400	16,876	18,937	117,855	68,137	—	972,168
Impairment	3,529	67,513	—	1,574	1,447	—	—	74,063
Balances as of December 31, 2009	(1,873,007)	(8,502,210)	(114,131)	(83,157)	(373,128)	(26,145)	411	(10,971,367)
Foreign exchange effect	83,568	219,397	(1,697)	857	5,891	—	—	308,016
Depreciation, amortization and depletion	(232,659)	(1,376,603)	(18,003)	(15,093)	(55,448)	(16,681)	—	(1,714,487)
Transfers	3,867	(984)	(19)	(3,115)	251	—	—	—
Disposals	4,806	80,693	754	12,197	3,663	16,887	—	119,000
Impairment	—	100,440	—	—	—	—	—	100,440
Balances as of December 31, 2010	(2,013,425)	(9,479,267)	(133,096)	(88,311)	(418,771)	(25,939)	411	(12,158,398)
Foreign exchange effect	(275,525)	(420,177)	(21,255)	(13,037)	(24,192)	—	—	(754,186)
Depreciation, amortization and depletion	(207,447)	(1,281,584)	(23,404)	(14,322)	(64,611)	(28,403)	—	(1,619,771)
Transfers	(25,537)	20,285	(377)	2,859	2,770	—	—	—
Disposals	2,311	102,732	3,048	4,455	46,248	—	(411)	158,383
Balances as of December 31, 2011	(2,519,623)	(11,058,011)	(175,084)	(108,356)	(458,556)	(54,342)	—	(14,373,972)

Net property, plant and equipment
Balances as of December 31, 2009	3,547,805	10,636,807	93,715	32,993	381,496	436,797	1,601,488	16,731,101
Balances as of December 31, 2010	3,968,923	9,883,699	83,730	27,914	347,980	486,716	1,372,598	16,171,560
Balances as of December 31, 2011	4,238,900	10,070,938	89,188	49,064	109,576	559,958	2,177,447	17,295,071

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The Company and the subsidiaries plants in the North America, Spain and Latin America (except Brazil), and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2011 totaled R$ 49,551 (R$ 48,246 and R$ 78,535 during the years ended on December 31, 2010 and 2009, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 119,289 as of December 31, 2011 (R$ 129,202 and R$ 218,833 as of December 31, 2010 and 2009, respectively).

e) Impairment of property, plant and equipment — On December 31, 2011, the residual amount for the fixed assets impacted by the impairment is R$ 32,147 for lands, buildings and constructions (R$ 34,622 as of December 31, 2010) and R$ 11,986 for machines, equipments and installations (R$ 13,089 as of December 31, 2010).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 10 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill	Total
Balance as of January 1, 2009	390,860	88,136	97,262	84,493	15,938	292,962	106,387	230,006	—	934	468,095	1,775,073
Equity in earnings	(15,579)	(4,639)	(37,505)	5,966	1,192	(56,347)	13,076	(15,121)	—	—	—	(108,957)
Cumulative Translation Adjustment	(95,592)	(25,409)	2,393	2,154	(1,323)	(74,128)	(2,933)	(81,550)	—	122	(97,453)	(373,719)
Dividends	(20,931)	—	—	—	—	(2,721)	(17,963)	(4,780)	—	—	—	(46,395)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of fair value	—	—	—	—	—	—	—	—	—	—	—	—
Impairment	—	—	(46,092)	—	—	—	—	—	—	—	—	(46,092)
Balance as of December 31, 2009	258,758	58,088	16,058	92,613	15,807	159,766	98,567	128,555	—	1,056	370,642	1,199,910
Equity in earnings	829	(1,657)	(13,093)	12,765	1,773	15,075	7,385	(6,672)	23,049	—	—	39,454
Cumulative Translation Adjustment	1,844	769	(1,813)	—	333	(8,236)	1,226	7	—	—	(11,854)	(17,724)
Dividends	(43,788)	—	—	(5,182)	—	441	(8,279)	165	—	—	—	(56,643)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	234	—	234
Capital increase	—	—	24,552	—	—	—	—	—	74,737	—	—	99,289
Balance as of December 31, 2010	217,643	57,200	25,704	100,196	17,913	167,046	98,899	122,055	97,786	1,290	358,788	1,264,520
Equity in earnings	75,013	(7,582)	(34,172)	18,019	727	(4,297)	11,114	2,669	1,171	—	—	62,662
Cumulative Translation Adjustment	31,737	(130)	3,358	—	1,144	20,884	(3,229)	13,642	15,241	—	24,887	107,534
Dividends	(57,873)	—	—	(11,489)	—	(3,672)	(23,093)	—	(7,380)	—	—	(103,507)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	(2,773)	—	—	(2,773)
Capital increase	—	—	387	—	—	—	—	—	—	—	26,468	26,855
Balance as of December 31, 2011	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291

a) Joint Ventures North America

Composed by the Companies: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

b) Goodwill

	2011	2010	2009

Dona Francisca Energética S.A.	17,071	17,071	17,071

Grupo Multisteel Business Holdings Corp.	42,096	39,112	42,566

Corsa Controladora S.A. de C.V.	140,045	140,686	139,677

Corporación Centroamericana del Acero, S.A.	184,463	161,919	171,328

Kalyani Gerdau Steel Ltd.	26,468	—	—

	410,143	358,788	370,642

II) Advance for capital increase in jointly-controlled entity

The advance for capital increase in jointly-controlled entity refers to R$ 65,254 in the Kalyani Gerdau Steel Ltd..

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2009	11,333,021	(38,919)	11,294,102
(+/-) Foreign exchange effect	(2,632,029)	29,377	(2,602,652)
(+) Additions	26,111	—	26,111
(-) Write-off	(91,563)	—	(91,563)
(-) Impairment losses	—	(201,657)	(201,657)
Balance as of December 31, 2009	8,635,540	(211,199)	8,424,341
(+/-) Foreign exchange effect	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balance as of December 31, 2010	8,353,409	(195,311)	8,158,098
(+/-) Foreign exchange effect	996,827	(19,168)	977,659
(+) Additions	20,032	—	20,032
Balance as of December 31, 2011	9,370,268	(214,479)	9,155,789

The amount of goodwill by segment is as follows:

	2011	2010	2009
Brazil	380,644	380,644	376,322
Specialty Steels	2,016,847	1,800,754	1,933,685
Latin America	784,945	687,868	682,998
North America	5,973,353	5,288,832	5,431,336
	9,155,789	8,158,098	8,424,341

Goodwill impairment test

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, as the discounted cash flow for operating segments which have goodwill.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could result in the need of anticipation for the tests performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is performed in advance. In the year ended December 31, 2011, the Company carried out goodwill impairment tests for all of its operating segments, which represented the lowest level at which goodwill is monitored by management, based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The results of recoverability of goodwill are disclosed at Note 27.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 12 — INTANGIBLE ASSETS

Intangible assets refer basically to relationships arising from the acquisition of companies and software development:

	Supplier relationship	Software development	Carbon Emission Reduction Certified	Customer contracts and relationships	Others	Total
Balance as of January 01, 2009	—	—	22,852	1,679,101	10,977	1,712,930
Exchange variation	—	—	(4,548)	(369,298)	(253)	(374,099)
Business combination acquisitions	155,682	—	—	—	—	155,682
Impairment	—	—	—	(270,544)	—	(270,544)
Amortization	(28,637)	—	(10,561)	(190,495)	(1,476)	(231,169)
Balance as of December 31, 2009	127,045	—	7,743	848,764	9,248	992,800
Exchange variation	—	—	(2,430)	(30,526)	129	(32,827)
Acquisition	—	82,701	11,897	—	—	94,598
Business combination acquisitions	—	—	—	30,591	—	30,591
Reversal of impairment losses	—	—	—	216,191	—	216,191
Disposal	—	—	(4,925)	—	—	(4,925)
Amortization	(8,129)	—	—	(110,558)	(918)	(119,605)
Balance as of December 31, 2010	118,916	82,701	12,285	954,462	8,459	1,176,823
Exchange variation	—	—	1,998	111,631	(225)	113,404
Acquisition	—	130,120	11,546	—	—	141,666
Disposal	—	—	(6,075)	—	—	(6,075)
Amortization	(14,991)	—	—	(135,950)	(1,169)	(152,110)
Balance as of December 31, 2011	103,925	212,821	19,754	930,143	7,065	1,273,708
Estimated useful lives	5 to 20 years	7 years	Undefined	5 to 20 years	5 years

The composition of other intangible assets by segment is as follow:

	2011	2010	2009
Brazil	263,865	190,228	130,706
Special Steels	270,143	272,455	60,501
North America	739,700	714,140	801,593
	1,273,708	1,176,823	992,800

Intangible assets are amortized over their estimated useful lives and have the counterpart the account of cost of sales. The 2011 acquisitions refer substantially to the software development project with application on the business management. The evaluation results of the other intangible assets impairment are presented at note 27.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2011	2010
Short term financing in Brazilian reais
Working capital	5.45%	420,943	151,379
Financing of investment	11.09%	5,103	5,729
Short term financing in foreign currency
Working capital (US$)	2.12%	448,023	502,393
Working capital (€)	4.13%	39,456	100,635
Working capital (Clp$)	1.65%	2,710	24,373
Working capital (Cop$)	7.63%	101,345	79,775
Working capital (PA$)	20.60%	23,014	35,377
Working capital (Mxn$)	6.72%	41,439	46,314
Financing of property, plant and equipment and others (US$)	2.80%	17,240	5,930
		1,099,273	951,905
Plus current portion of long-term financing		616,032	626,063
Short term financing plus current portion of long-term financing		1,715,305	1,577,968

Long-term financing in Brazilian reais
Working capital	7.01%	568,340	939,286
Financing of property, plant and equipment	7.66%	1,423,333	1,497,509
Long-term financing in foreign currency
Working capital (US$)	3.06%	1,465,818	1,062,624
Working capital (€)	4.13%	82,329	82,761
Working capital (Mxn$)	6.72%	20,175	4,872
Working capital (COP$)	7.31%	169,373	206,638
Ten Year Bonds (US$)	6.70%	7,582,966	6,709,187
Term Loan Facility (US$)	1.65%	—	2,073,264
Advances on export contracts (US$)	5.91%	96,986	130,138
Financing of investment (US$)	4.63%	27,542	38,323
Financing of property, plant and equipment and others (US$)	3.37%	361,460	241,517
		11,798,322	12,986,119
Less: current portion		(616,032)	(626,063)
Long term financing minus current portion		11,182,290	12,360,056
Total financing		12,897,595	13,938,024

(*) Weighted average effective interest costs on December 31, 2011.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or by the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Summary of loans and financing by currency:

	2011	2010
Brazilian Real (R$)	2,417,719	2,593,903
U.S. Dollar (US$)	10,000,035	10,763,376
Euro (€)	121,785	183,396
Colombian Peso (Cop$)	270,718	286,413
Argentine Peso (PA$)	23,014	35,377
Chilean Peso (Clp$)	2,710	24,373
Mexican Peso (Mxn$)	61,614	51,186
	12,897,595	13,938,024

Timeline of installments payments of long term loans and financing is as follows:

	2011	2010
2012	—	1,547,697
2013	1,291,602	2,589,530
2014	1,140,192	787,169
2015	518,323	327,995
2016 on	8,232,173	7,107,665
	11,182,290	12,360,056

a)  Term Loan Facility

On April 21, 2011, the Company paid in advance the total of its Term Loan Facility, in the amount of US$ 1.3 billion (R$ 2.1 billion). Due to this settlement, the Company recognized an expense regarding the amortization of the remaining deferred financial costs in the amount of R$ 13.6 million.

b) Global Credit Line

On August 18, 2011, the Company concluded the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A, Gerdau Aços Especiais S.A and Gerdau Comercial de Aços S.A. The line is divided into two tranches of US$ 500 million each. One of the tranches is for Gerdau’s North American subsidiaries borrowing needs and the other is for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. Due to this credit line agreement, the other credit lines of the North American subsidiaries and the subsidiary Gerdau Macsteel Inc. were canceled. This transaction has a tenor of 3 years. As of December 31, 2011, the outstanding loans under the line totaled US$ 329,8 million (R$ 618.6 million as of December 31, 2011) and are classified as working capital (US$).

c) Ten Years Bonds

Bond 2021

On October 1, 2010, the subsidiary Gerdau Trade Inc., concluded the issuance of bonds totaling US$ 1.25 billion and final maturity on January 30, 2021. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.. On December 31, 2011, the outstanding principal of this facility was R$ 2,344,750. Part of these resources were used for advanced settlement of the obligation (Perpetual Bond) in the amount of US$ 600 million (R$ 1,031 million on the redemption

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

date). These obligations arose on September 15, 2005 and had no final maturity, and as from September 22, 2010, Gerdau had the right to exercise the repurchase of the bonds.

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issuance of bonds totaling US$1.25 billion and final maturity on January 20, 2020. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding principal of this facility was US$1.25 billion (R$ 2,344,750 on December 31, 2011).

Bond 2017

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issuance of bonds totaling US$1billion with subsequent reopening of US$ 500 million, totaling US$1.5 billion and final maturity on October 20, 2017. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding principal of this facility was US$1.5 billion (R$ 2,813,700 on December 31, 2011).

d) ECGD - Export Credits Guarantee Department

On June 16, 2011, the subsidiary Gerdau Açominas S.A entered into US$ 251.5 million (R$ 466.4 million) facility agreement which a maturity date of August 8, 2023. Gerdau S.A. guarantees this transaction. The following financial institutions are lender parties of this transaction: Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc e BNP Paribas. This transaction is secured by ECGD (Export Credits Guarantee Department), UK’s Export Credit Agency (ECA). On December 31, 2011 the outstanding principal of this facility was US$ 76.9 million (R$ 144.3 million on December 31, 2011) and is classified as financing of property, plant and equipment (US$).

e) Covenants

As an instrument to monitor the financial conditions of the Company by the Company’s creditors, certain financial agreements contain financial covenants. Below are brief descriptions of the financial covenants required in the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA, as defined in the contracts with banks (earnings before interest, taxes, depreciation, amortization, impairment reversal/losses and restructuring costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2011 such covenant was 4.3 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA as defined in the contracts with banks. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2011 such covenant was 2.9 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200; As of December 31, 2011 such level was R$ 26,519,803; and

IV) Current Ratio — measures the Company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2011 the current ratio was 2.6 times.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item IV, which refers to the Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity.

The Company has the objective of establishing a new financial covenant standard in which cash, cash equivalents and financial revenue are considered in the ratios calculations. In compliance with this strategy, the new financial agreements of the Company and its subsidiaries, which have financial covenants, follows the new standard. The new financial covenants standard applicable to items “I” and “II” above is: Net Debt / EBITDA <= 4 and EBITDA / Net Financial Expenses >= 3. The Global Credit Line (item “b” above) agreement already has the new financial covenants standard. As of December 31, 2011, the Net Debt / EBITDA was 2.0 times and EBITDA / Net financial expenses was 7.4 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positively or negatively by global economics and the steel market.

f) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 76,404 on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, over the amount endorsed.

g) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500,025 to be applied on revamp and modernization in several areas, increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds will be made available at the time each subsidiary start its specific investment and present to BNDES its respective certificate of accomplishment. The transaction bears interest rate of TJLP + 2.21% p.a. The transaction is guaranteed per guarantee and financial covenants of Metalúrgica Gerdau S.A.. As of December 31, 2011, the outstanding balance of this credit facility was R$ 228,315.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2011, R$ 537,434 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2011
Issuance	Meeting	Issued	Portfolio	Maturity	2011	2010
3rd- A and B	May 27,1982	144,000	111,252	06/01/2021	113,717	115,069
7th	July 14, 1982	68,400	59,219	07/01/2012	41,688	40,717
8th	November 11, 1982	179,964	33,101	05/02/2013	435,676	463,656
9th	June 10, 1983	125,640	21,851	09/01/2014	32,261	14,452
11th - A and B	June 29, 1990	150,000	95,333	06/01/2020	162,591	98,077
Total Consolidated					785,933	731,971

Current					41,688	115,069
Non-current					744,245	616,902

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

On December 31, 2010, Debentures of the 3rd issuance had maturity on June 1, 2011, and were presented as Current. For the year ended on December 31, 2011, the maturity of this debentures issuance was changed to June 1, 2021, being classified as Non-current.

Maturities of long-term amounts are as follows:

	2011	2010
2012	—	40,717
2013	435,676	463,656
2014	32,261	14,452
After 2015	276,308	98,077
	744,245	616,902

The debentures are denominated in Brazilian reais, and they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 11.60% and 9.75% as of December 31, 2011 and December 31, 2010, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short and long-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, Term Loan Facility, other financing, payroll and related liabilities, debentures, related parties, unrealized gains on financial instruments, unrealized losses on financial instruments, other accounts receivable, other accounts payable and put options on non-controlling interests. These transactions are not conducted for speculative purposes nature and are intended to hedge the company against exchange rate fluctuations on foreign currency-denominated loans and against interest rate fluctuations.

The Company uses derivative instruments and non-derivatives as hedges of certain operations, and applies the hedge accounting methodology for some of these transactions.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011		2010
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	1,476,599	1,476,599	1,061,034	1,061,034
Short-term investments	3,101,649	3,101,649	1,142,258	1,142,258
Trade accounts receivable	3,602,748	3,602,748	3,153,027	3,153,027
Trade accounts payable	3,212,163	3,212,163	1,783,274	1,783,274
Ten Years Bonds	7,582,966	8,002,218	6,709,187	7,167,676
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	5,314,629	5,314,629	5,155,573	5,155,573
Payroll and related liabilities	617,432	617,432	475,237	475,237
Debentures	785,933	785,933	731,971	731,971
Related parties (assets)	111,955	111,955	35,037	35,037
Related parties (liabilities)	6	6	722	722
Unrealized gains on derivatives	140	140	6,312	6,312
Unrealized losses on derivatives	5,327	5,327	92,476	92,476
Put options on minority interest	533,544	533,544	516,706	516,706
Other accounts receivable	464,592	464,592	408,941	408,941
Other accounts payable	756,971	756,971	767,191	767,191

The market value of Ten-Year bond Securities are based on quotations in the secondary market for these securities.

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

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operate in a commodity market, its sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. In order to minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars or other foreign currencies, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopts the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/adjusted EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 13) and debentures (note 14). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity Ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented at Notes 13 and 14, respectively.

The following are the contractual maturities of financial liabilities:

	2011
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,212,163	3,212,163	—	—	—
Short-term debt obligations	1,715,305	1,715,305	—	—	—
Long-term debt obligations	11,182,290	—	2,431,794	518,323	8,232,173
Payroll and related liabilities	617,432	617,432	—	—	—
Debentures	785,933	41,688	467,937	—	276,308
Related parties	6	—	—	—	6
Put option the remaining stake in PCS acquisition	4,723	—	4,723	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition	528,821	528,821	—	—	—
	18,046,673	6,115,409	2,904,454	518,323	8,508,487

	2010
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	1,783,274	1,783,274	—	—	—
Short-term debt obligations	1,577,968	1,577,968	—	—	—
Long-term debt obligations	12,360,056	—	4,137,227	790,504	7,432,325
Payroll and related liabilities	475,237	475,237	—	—	—
Debentures	731,971	115,069	504,373	14,452	98,077
Related parties	722	—	—	—	722
Put option the remaining stake in PCS acquisition	40,341	40,341	—	—	—
Put option the remaining stake in Sipar acquisition	11,497	—	—	11,497	—
Put option granted to Santander Group on Corporación Sidenor Acquisition	464,868	—	—	464,868	—
	17,445,934	3,991,889	4,641,600	1,281,321	7,531,124

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Sensitivity analysis

The Company performed the following sensitivity analysis:

Impacts on Statements of Income
Assumptions	Variance	2011
Foreign currency sensitivity analysis	5%	51,594
Interest rate sensitivity analysis	0.1%	74,285
Price products sensitivity analysis	1%	354,068
Sensitivity analysis of changes in sales price of products and price of raw materials	1%	219,458
Sensitivity analysis of interest rate swaps	0.1%	1,382
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	6,505

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing in the amount of US$ 550.1 million. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Financial Statements. As of December 31, 2011, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ R$ 51,594 as of December 31, 2011 (R$ 88,535 as of December 31, 2010) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar.

The net amounts related to accounts receivable and accounts payable in foreign currency do not present relevant risks related to exchange rates fluctuation.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 74,285 as of December 31, 2011 (R$ 77,516 as of December 31, 2010) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates that the Company is exposed of, which are related to loans, financing, and debentures are described in Notes 13 and 14, and are mainly comprised of Libor and CDI — Interbank Deposit Certificate rates.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 354,068 as of December 31, 2011 (R$ 313,932 as of December 31, 2010) and raw materials and other inputs totals R$ (219,458) as of December 31, 2011 (R$ (182,126) as of December 31, 2010). The impact on the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1% change in the interest rates represents an income of R$ 1,382 (income of R$ 3,347 as of December 31, 2010) and a decrease of 0.1% change in the interest rates represents an expense of R$ 1,382 (expense of R$ 3,347 as of December 31, 2010). All these swaps were contracted to hedge debt positions from floating to fix (Liability). As of December 31, 2011, these effects would be recognized in statement of income in the amount of R$ 1,382 (R$ 311 in the Consolidated Statements of Income and R$ 3,036 in the Consolidated Statements of Comprehensive Income as of December 31, 2010). The effects

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

of changes in cash flow hedges are recorded in the statement of income. The interest rate swaps to which the Company is exposed to are presented at note 15.e.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% depreciation or appreciation of the US Dollar against the Brazilian Real and the Colombian Peso, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an expense of R$ 6,505 (R$ 3,941 as of December 31, 2010) and a decrease of 5% on the US Dollar against these currencies represents an income of R$ 6,505 (R$ 3,941 as of December 31, 2010). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of income. The NDF’s to which the Company is exposed are presented in note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

December 31, 2011 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,476,599	—	—	1,476,599
Short-term investments	—	3,095,359	6,290	3,101,649
Unrealized gains on financial instruments	—	140	—	140
Trade accounts receivable	3,602,748	—	—	3,602,748
Related parties	111,955	—	—	111,955
Other accounts receivable	464,592	—	—	464,592
Total	5,655,894	3,095,499	6,290	8,757,683
Financial income	379,651	276,645	—	656,296

Liabilities	Liabilities at market value with gains and losses recognized in the result	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,212,163	3,212,163
Ten Years Bonds	—	—	7,582,966	7,582,966
Other financing	—	—	5,314,629	5,314,629
Payroll and related liabilities	—	—	617,432	617,432
Debentures	—	—	785,933	785,933
Related parties	—	—	6	6
Other accounts payable	—	—	756,971	756,971
Put options on minority interest	533,544	—	—	533,544
Unrealized losses on financial instruments	5,327	—	—	5,327
Total	538,871	—	18,270,100	18,808,971
Financial income	(96,909)	—	(1,087,723)	(1,184,632)

December 31, 2010 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,061,034	—	—	1,061,034
Short-term investments	—	1,105,902	36,356	1,142,258
Unrealized gains on financial instruments	—	6,312	—	6,312
Trade accounts receivable	3,153,027	—	—	3,153,027
Related parties	35,037	—	—	35,037
Other accounts receivable	408,941	—	—	408,941
Total	4,658,039	1,112,214	36,356	5,806,609
Financial income	148,361	198,973	—	347,334

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Liabilities	Liabilities at market value with gains and losses recognized in the result	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	1,783,274	1,783,274
Ten Years Bonds	—	—	6,709,187	6,709,187
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	—	—	5,155,573	5,155,573
Payroll and related liabilities	—	—	475,237	475,237
Debentures	—	—	731,971	731,971
Related parties	—	—	722	722
Other accounts payable	—	—	767,191	767,191
Put options on minority interest	516,706	—	—	516,706
Unrealized losses on financial instruments	59,273	33,203	—	92,476
Total	575,979	33,203	17,696,419	18,305,601
Financial income	(71,822)	—	(960,826)	(1,032,648)

All derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

Non Deliverable Forwards (NDFs)

Subsidiary Cleary Holdings settled the NDF’s that were designated as cash flow hedges which matured on February 4, 2011 and March 4, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of December 31, 2011, these NDF’s generated a gain of R$ 370, which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota (Bogota Bank).

Subsidiary Cleary Holdings settled the NDF’s that were designated as cash flow hedges which matured on December 22, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of December 31, 2011, these NDF’s generated a loss of R$ 316, which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota (Bogota Bank).

Subsidiary Diaco S.A. settled forward designated as cash flow hedge, which matured on April 7, 2011. These transactions were contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of December 31, 2011, the effect of this instrument in the statement of income was a loss of R$ 106, which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. settled forward designated as cash flow hedges, which matured on October 7, 2011. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of December 31, 2011, the effect of this instrument in the statement of income was a loss of R$ 505 which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 10.0 million (R$ 18,758 as of December 31, 2011) with maturity date on September 24, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of this contract represents a gain of R$ 140 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 60.0 million (R$ 112,548 as of December 31, 2011) with maturity date on December 12, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of this contract represents a loss of R$ 314 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

The prospective and retrospective testing made for above financial instruments did not identify any amount of ineffectiveness.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Swap Contracts

Interest rate swap

The subsidiary Gerdau Ameristeel Corp. settled in advance interest rate swap contract qualified as a cash flow hedge with mature between March 2012 and September 2013. These operations were contracted in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. As of December 31, 2011 the effect of these swaps in the statement of income was a loss of R$ 68,698, which was presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparts to this transaction were ABN Amro Bank, HSBC, and JP Morgan.

The Company through its subsidiary GTL Equity Investments Corp. settled swap of Exchange Coupon versus Libor with the bank JP Morgan which matured between December 21, 2010 and December 21, 2011. This operation was entered into in order to take advantage of the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk; however, this risk is related to its business. The fair value adjustment of these contracts as of December 31, 2011 results in a gain of R$ 3,722 which were presented in the account “Gains and losses on financial instruments, net”.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into a Libor interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a notional value of US$ 35.71 million (R$ 66,985 as of December 31, 2011) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of December 31, 2011 results in a net loss of R$ 3,674 presented in the statement of income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 656,530 as of December 31, 2011) and a maturity date of June 22, 2015, on which the financial charges agreed on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value adjustment of this contract as of December 31, 2011 results in a net loss of R$ 1,339 presented in the statement of income. The counterparts of this operation are the following banks: HSBC, Citibank and Morgan Stanley.

Guarantee Margins

The Company has contracts of derivative financial instruments, which establish the possibility of deposits constitution and/or guarantee margins when the mark-to-market amounts of these instruments exceed the limits established in each contract. As of December 31, 2011, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Forward
Aços Villares S.A.			—	—	—	10,755	—	—	—	—	—	—
Diaco S.A			—	US$5,07 million	(106)	209	—	—	—	206	—	—
Diaco S.A			—	US$5,04 million	(505)	66	—	—	—	66	—	—
Diaco S.A			US$10,0 milion	—	(140)	—	—	—	140	—	—	—
Diaco S.A			US$60,0 milion	—	314	—	—	—	—	—	(314)	—
Cleary Holdings			—	—	—	(143)	—	—	—	—	—	—
Cleary Holdings			—	US$20,0 million	297	383	—	—	—	383	—	—
Cleary Holdings			—	US$17,5 million	73	128	—	—	—	128	—	—
Cleary Holdings			—	—	(316)	—	—	—	—	—	—	—
					(383)	11,398	—	—	140	783	(314)	—

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1,94%	—	—	—	(501)	—	—	—	—	—	—
	payable edge	6.95%
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0,90%	US$35,71 milhões	US$50,0 million	1,260	(2,795)	—	—	—	—	(3,674)	(6,064)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1,37%	—	US$1 billion	(68,698)	—	—	(33,203)	—	—	—	(79,340)
	payable edge	3.48%
Gerdau Açominas S.A.	ponta ativa	Libor 6M + 2,30%	US$350,0 milion	—	(1,339)	—	—	—	—	—	(1,339)	—
	ponta passiva	3.28%
GTL Equity Investments Corp.	receivable edge	Libor 6M	—	—	—	(193)	—	—	—	—	—	—
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4,51% a.a.	—	US$100 million	3,722	4,483	—	—	—	5,529		(7,072)
	payable edge	3,51% a.a.
					(65,055)	994	—	(33,203)	—	5,529	(5,013)	(92,476)
					(65,438)	12,392	—	(33,203)	140	6,312	(5,327)	(92,476)

The fair value effects were classified in the Balance sheet as follows:

	2011	2010
Unrealized gains on derivatives
Current assets	140	783
Non-current assets	—	5,529
	140	6,312
Unrealized losses on derivatives
Current liabilities	(314)	—
Non-current liabilities	(5,013)	(92,476)
	(5,327)	(92,476)
Net effect	(5,187)	(86,164)

f) Put options on non-controlling interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years to the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in advanced in January at each year after 2012. The option amount is € 208,648 (R$ 464,868), updated according to the fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2011, such potential obligation totaled R$ 528,821 (R$ 464,868 as of December 31, 2010).

The Company had the call option for 16% of the remaining stake in Pacific Coast Steel (PCS) and the non-controlling shareholders also had the option to sell the remaining 16% interest in PCS to the Company. The option was exercised in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2011 for US$ 23 million (R$ 38.8 million) with payment in November 1, 2011, leaving an option for the remaining 1% interest with a fixed price of US$ 3 million, which can be exercised by the Company as from November 1, 2011, while the put option held by minority shareholders shall not be exercised before November 1, 2014. On December 31, 2011, the amount recognized as a potential obligation amounts to R$ 4,723 (US$ 40,341 at December 31, 2010). As a result of this additional interest acquired, the line of non-controlling interests was reduced by the amounts of interest acquired.

The Company had a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity had the option to sell its 7.25% of its remaining interest to the Company. The option was exercised on April 1, 2011, with payment forecasted to be up to February, 2015, in the amount of US$ 7,590 thousand (R$ 11,941) regarding the acquisition of 7.25% interest in this subsidiary. As a result of this additional interest acquired, the line of non-controlling interests was reduced by the amounts of interest acquired.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion, and also loan operations of the subsidiary Gerdau Açominas S.A. in the amount of US$ 701.1 million, which were made in order to provide part of the resources for these investments in acquisitions abroad. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss in the amount of R$ 788,007 (gain of R$ 130,750 as of December 31, 2010).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Fair value measurement

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of December 31, 2011, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value and subject to disclosure requirements of IFRS 7 as of December 31, 2011, are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)		Significant Unobservable Inputs (Level 3)
	2011	2010	2011	2010	2011	2010	2011	2010

Current assets
Short-term investments
Trading	3,095,359	1,105,902	2,825,908	724,902	269,451	381,000	—	—
Available for sale	6,290	9,559	6,290	9,559	—	—	—	—
Financial instruments	140	783	—	—	140	783	—	—

Non-current assets
Long-term investments
Available for sale	—	26,797	—	—	—	—	—	26,797
Financial instruments	—	5,529	—	—	—	5,529	—	—
	3,101,789	1,148,570	2,832,198	734,461	269,591	387,312	—	26,797

Current liabilities
Financial instruments	314	—	—	—	314	—	—	—
Put options on minority interest
PCS	—	—	—	—	—	—	—	—
					—		—
Non-current liabilities
Financial instruments	5,013	92,476	—	—	5,013	92,476	—	—
Put options on minority interest
PCS	4,723	40,341	—	—	—	—	4,723	40,341
Sidenor	528,821	464,868	—	—	—	—	528,821	464,868
Sipar	—	11,497	—	—		—	—	11,497
	538,871	609,182	—	—	5,327	92,476	533,544	516,706
	3,640,660	1,757,752	2,832,198	734,461	274,918	479,788	533,544	543,503

Changes in the measurements using significant unobservable inputs (Level 3):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Assets
Balance as of December 31, 2010	26,797
(+) Interests and other contractual obligations	28,463
(+) Gains and losses on conversion	3,372
(-) Sales of investments	(58,632)
Balance as of December 31, 2011	—

Liabilities
Balance as of December 31, 2010	516,706
(+) Interests and other contractual obligations	9,174
(+) Gains and losses on conversion	62,304
(-) Write-off on put options on minority interest	(54,640)
Balance as of December 31, 2011	533,544
533,544

Assets
Balance as of December 31, 2009	49,690
(-) Interests and other contractual obligations	(9,896)
(-) Gains and losses on conversion	(2,140)
(-) Sales of investments	(10,857)
Balance as of December 31, 2010	26,797

Liabilities
Balance as of December 31, 2009	518,096
(+) Interests and other contractual obligations	54,022
(-) Gains and losses on conversion	(55,412)
Balance as of December 31, 2010	516,706
543,503

NOTE 16 — TAXES PAYABLE

	2011	2010
Income tax and social contribution taxes	92,379	57,376
Payroll charges	164,703	130,369
ICMS (state VAT)	66,625	79,831
COFINS (tax on revenue)	6,515	14,404
IPI (federal VAT)	1,409	4,010
PIS (tax on revenue)	1,071	2,842
Withholding income tax	59,919	36,090
Taxes in installments	86,478	107,441
IVA (value-added tax) and others	112,884	92,604
	591,983	524,967

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 17 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are parties in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, the Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial-economic position, operational results and liquidity of the Company and its subsidiaries as of December 31, 2011.

The provisions were made considering the management and their legal advisors judgment for proceedings with probable expectation of losses, considering that amount of provisions enough to cover expected losses. The provisions balances are as follows.

I) Provisions

		2011	2010
a) Tax provisions
ICMS (state VAT)	(a.1)	19,960	48,946
CSLL (social contribution tax)	(a.2)	70,276	64,179
IRPJ - Corporate Income Tax	(a.3)	1,427	699
INSS (social security contribution)	(a.4)	20,672	20,531
ECE (Emergency Capacity Charge)	(a.5)	36,733	33,832
RTE (Extraordinary Tariff Adjustment)	(a.5)	23,963	22,026
II (import tax)/IPI (excise tax) Drawback	(a.6)	989	1,070
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	485,412	268,383
Other tax provisions	(a.8)	13,220	13,213
		672,652	472,879
b) Labor provisions	(b)	217,696	160,026
c) Civil provisions	(c)	17,370	12,470
		907,718	645,375

a) Tax Provisions

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

a.2) This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

a.3) Discussion related to Corporate Income Tax (IRPJ), being discussed in the administrative level.

a.4) Discussion related to social securities’ contributions.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is the reason why the provision will be reversed as the judicial discussions are declared finished, against the deposit made of the full amount under discussion. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

a.6) Provision related to discussion about the tax credit right.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

a.7) Provision related to PIS credit compensations, discussions related to the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has fully deposited in court the amounts under discussion.

a.8) The provision was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Labor Provision

The Company and its subsidiaries are party to labor claims. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provision

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2011 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2011	2010
Balance at the beginning of the year	645,375	447,171
(+) Amounts accrued against expense	359,018	382,507
(-) Reversal of amounts against income	(97,994)	(183,415)
(+) Foreign exchange effect on provisions in foreign currency	1,319	(888)
Balance at the end of the year	907,718	645,375

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 59,636. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is a defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount is currently R$ 80,218. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products.

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands reach a total of R$ 83,589. An accounting provision was not made for these demands since they were considered as possible loss, but not probable, by management with the assistance of its legal advisors.

a.4) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in a current amount of R$ 1,234,678, related to profits abroad from the years of 2005 to 2007. An accounting provision was not made for these demands since its probability for loss is classified as possible, but not probable, by management with the assistance of its legal advisors.

a.5) The Company and its subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility of goodwill related to the reorganization carried out in 2005, pursuant to article 7 and 8 of Law 9532/97, regarding the basis for calculating IRPJ and CSLL, of the years 2005 to 2010. The total current amount of the discussions is R$ 2,664,440. An

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

accounting provision was not made for these demands since its probability for loss is classified as possible by management with the assistance of its legal advisors.

a.6) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 137,959. No provision has been recorded for these lawsuits since they were assessed as possible loss, but nor probable, by management with the assistance of its legal advisors.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion were that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2011	2010
Tax	666,681	458,458
Labor	37,829	31,631
Others	8,970	3,413
	713,480	493,502

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	2011	2010
Assets
Associate Companies
Armacero Ind. Com. Ltda.	63	154

Controlling shareholders
Metalúrgica Gerdau S.A.	29,901	5

Others
Fundação Gerdau	76,573	23,214
Gerdau Corsa SAPI de C.V.	5,209	11,542
Others	209	122
	111,955	35,037

Liabilities
Parent company
Metalúrgica Gerdau S.A.	—	(710)

Others
Others	(6)	(12)
	(6)	(722)
	111,949	34,315

	2011	2010	2009
Net financial income	4,388	145	658

b)              Financial transactions

	Income (expenses)
	2011	2010	2009
Owners
Banco Gerdau S.A. - CDB	—	—	1,480
Indac - Ind. Adm. e Comércio S.A. (*)	(21,324)	(24,717)	(22,108)

(*) Guarantees granted of loans.

c)              Guarantees granted

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 23,991 as of December 31, 2011, corresponding to a joint liability of 51.82% of the amount.

The Company has guaranteed the financing contracts of the subsidiary Gerdau Açominas S.A. in the amounts of R$ 1,458,268 as of December 31, 2011.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company is a guarantor of subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú in a syndicated loan with an approved cap of US$ 150 million (R$ 281,370 as of December 31, 2011). On December 31, 2011, the amount disbursed totaled US$ 8 thousand (R$ 15). The Company is also the guarantor of this subsidiary in an extended credit facility of US$ 70 million (R$ 131,306 as of December 31, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,813,700 as of December 31, 2011).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion, equivalent to US$ 35 million (R$ 65,653 as of December 31, 2011).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 8,354 as of December 31, 2011.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,344,750 as of December 31, 2011).

The Company is a guarantor of associate Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 46,895 as of December 31, 2011). The Company is also guarantor of the same associate in an agreement with BNP Paribas to finance 85% of the main limited to US$ 34.9 million (R$ 65,465 as of December 31, 2011). On this date the amount disbursed totaled US$ 32.9 million (R$ 61,672).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with Banco BBVA, in the amount of US$ 44.5 million (R$ 83,473 as of December 31, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,344,750 as of December 31, 2011).

The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million (R$ 75,970 as of December 31, 2011).

The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million (R$ 150,064 as of December 31, 2011).

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 60.9 million (R$ 114,154 as of December 31, 2011).

The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 10 million (R$ 18,758 as of December 31, 2011), US$ 35 million (R$ 65,653 as of December 31, 2011) and US$ 60 million (R$ 112,548 as of December 31, 2011).

The Company is the guarantor of subsidiary Aceros Corsa S.A. de C.V., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 73 million (R$ 136,970 as of December 31, 2011).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company is the guarantor of subsidiary Siderúrgica Tultitlán S.A. de C.V., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 10.9 million (R$ 20,434 as of December 31, 2011).

d)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 490,931 as of December 31, 2011 (R$ 456,397 as of December 31, 2010), which corresponds to 149,462 debentures (161,071 as of December 31, 2010).

e)              Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 11.6% in December 31, 2011 (9.75% in December 31, 2010). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

f)                Management compensation

Gerdau S.A. paid to its management salaries and variable compensation a total amount of R$ 50,548 in December 31, 2011 (R$ 42,302 in December 31, 2010). In 2011, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 0 — Defined benefit pension plan and R$ 1,190 — Defined contribution pension plan (R$ 415 and R$ 379 in December 31, 2010, respectively).

The stock options granted to management members is as follows:

										Accumulated stock options
Beginning of vesting period	2004	2005	2005	2006	2007	2008	2009	2010	2011
Exercises from	jan/09	jan 10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15	jan/16
Exercises until	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19	dec/20
Exercise price per share (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12	22.61
Total granted to Board members	671,283	579,349	277,439	1,144,789	872,571	674,563	1,249,153	680,965	266,940	6,417,052
Exercised options	54,301	40,598	39,800	18,237	—	—	—	—	—	152,936
Canceled options	—	—	—	14,253	11,143	7,743	13,602	7,411	6,369	60,521

The cost with long-term incentive plans recognized in income attributable to members of Board of Directors and Management, totaled R$ 8,325 as of December 31, 2011 (R$ 7,230 on December 31, 2010).

NOTE 19 — EMPLOYEE BENEFITS

Considering all kinds of employee benefits granted by the Company and its subsidiaries, assets and liabilities as of December 31, 2011, are as follow:

	2011	2010
Actuarial assets - Defined contribution pension plan	533,740	437,072
Total assets	533,740	437,072

Actuarial liabilities - Defined benefit pension plan	473,450	382,857
Acturial liabilities - Post-employment health care benefit	343,552	272,302
Retirement and termination benefit liabilities	272,782	179,312
Total liabilities	1,089,784	834,471

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

a)    Post-employment defined benefit pension plan

The Company is the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”). Includes the Brazilian plans which are managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of these Plans consist mainly of investments in bank deposit certificates, federal government securities and marketable securities. The Açominas Plan is a plan wholly funded by the entity and its employees contributions and the Gerdau Plan is a plan wholly funded by the entity contributions.

On October 14, 2010, the Company, through Gerdau - Sociedade de Previdência Privada, approved in PREVIC (regulatory public agency for complementary social security in Brazil) the settlement of defined benefit plan (“Plano Gerdau” and “Plano Açominas”), in which the participants have the rights for the benefit settled. All participants of these plans, now settled, were able to: (i) choose to adhere a new defined contribution plan, when it was authorized to transfer the amount related to the individual mathematical reserve from the settled plan for the new plan and add amounts to this reserve trough future contributions and sponsors, plus the profitability resources; or (ii) do not transfer the reserve and maintain the benefit settled in the defined benefit plan, adjusted by the INPC (National Index of Consumer Prices). The new contribution defined plan was developed after analysis on the best complementary social security plans in Brazil, and based on the profile and the employees’ frequent necessities. The main objective is to offer a plan aligned with the market best practices.

Additionally, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) and together they represent North-American Plans that cover substantially all their employees and provide benefits that supplement the retirement benefits for the employees of Gerdau Ameristeel Corporation and its subsidiaries and Gerdau MacSteel. The assets of the Plans are comprised of investments, mainly in marketable securities and these plans are wholly funded.

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed for these plans. Due to the migration process and the closing of Brazilian pension plans, the Company is not calculating the possible effects of changes in discount rates and expected return rate on assets for these plans. The possible effects of changes to the American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(3,114)	3,999
Expected return on plan assets	(13,196)	13,189

The accumulated amount recognized in Comprehensive Income for employee benefits is R$ (994,105) (R$ (759,458) on December 31, 2010)

Brazilian plans

The current expense of the defined benefit pension plans is as follow:

	2011	2010	2009
Cost of current service	—	35,570	47,807
Cost of interest	46,891	133,099	122,140
Expected return on plan assets	(105,921)	(251,919)	(219,615)
Curtailment	—	(252,473)	—
Settlement	—	301,065	—
Expected contribution from employees	—	—	(11,359)
Net pension benefit	(59,030)	(34,658)	(61,027)

The reconciliation for assets and liabilities of the plans is as follow:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010
Total obligations	(313,788)	(100,360)
Fair value of the assets of the plan	690,002	867,737
Balance of assets	376,214	767,377
Restriction on actuarial assets due to restrictions of recovery	(376,214)	(767,377)
Net asset	—	—
Assets recognized	—	—

Changes in plan assets and actuarial liabilities were as follow:

	2011	2010	2009
Variation of the plan obligations
Obligation at the begining of the year	100,360	1,267,644	1,153,712
Cost of service	—	35,570	47,807
Cost of interest	46,891	133,099	122,140
Actuarial (gain) loss	259,379	(67,570)	(12,725)
Payments of the benefits	(20,302)	(44,956)	(42,775)
Curtailment	—	(252,473)	—
Settlement	(72,540)	(970,954)	—
Others	—	—	(515)
Obligation at the end of the year	313,788	100,360	1,267,644

	2011	2010	2009
Variation of the plan assets
Fair value of the plan assets at the begining of the year	867,737	2,308,824	1,837,694
Return of the plan assets	105,921	251,919	333,268
Contributions from sponsors	—	—	15,460
Contributions from participants	—	207	3,360
Actuarial gain (loss) on the assets	(102,867)	(23,691)	162,458
Payments of benefits	(20,302)	(44,956)	(42,775)
Settlement	(49,148)	(1,187,651)	—
Transfer to Defined contribution plan	(111,339)	(436,915)	—
Others	—	—	(641)
Fair value of plan assets at the end of the year	690,002	867,737	2,308,824

The fair value of plan assets include Company shares in the amount of R$ 405 (R$ 28,884 on December 31, 2010) and the shares from Metalúrgica Gerdau S.A., the parent Company, in the amount of R$ 12,647 (R$ 64,888 on December 31, 2010).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Actuarial (gains) losses in plan assets	102,867	23,691	(162,458)
Actuarial (gains) losses in obligations	259,379	(67,570)	(12,725)
Actuarial losses (gains) in contributions from employees	—	(207)	7,999
Restriction effect recognized in Comprehensive Income	(391,163)	198,412	—
Actuarial (gains) losses recognized in Comprehensive Income	(28,917)	154,326	(167,184)

The historical actuarial gains and losses of the plan are as follows:

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	(313,788)	(100,360)	(1,267,644)	(1,153,712)	(1,014,603)
Fair value of the plan assets	690,002	867,737	2,308,824	1,837,694	1,701,896
Superavit	376,214	767,377	1,041,180	683,982	687,293
Experience adjustments on plan liabilities (Gain)	259,379	(67,570)	(12,725)	25,106	14,836
Experience adjustments on plan assets (Gain)	102,867	23,691	(162,458)	65,071	(112,188)

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocation for plan assets is shown below:

	2011
	Gerdau Plan	Açominas Plan
Fixed income	100.0%	97.7%
Structure finance	—	0.6%
Loans	—	1.7%
Total	100%	100%

	2010
	Gerdau Plan	Açominas Plan
Fixed income	72.4%	83.7%
Variable income	27.4%	13.8%
Structure finance	0.2%	0.2%
Real estate	—	0.3%
Loans	—	2.0%
Total	100%	100%

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

North American Plans

The current expense of the defined benefit pension plans is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Cost of current service	52,022	41,879	54,839
Cost of interests	98,565	83,278	83,360
Expected return on plan assets	(112,130)	(81,369)	(66,026)
Cost of past service	1,916	13,455	1,350
Curtailments effects	214	—	(45,581)
Net cost pension benefit	40,587	57,243	27,942

The reconciliation of plan assets and liabilities is as follows:

	2011	2010
Present value of defined benefit obligation	(2,093,983)	(1,627,430)
Fair value of the plan assets	1,494,350	1,253,595
Adjustment IFRIC 14	(2,144)	(9,022)
Total liabilities, net	(601,777)	(382,857)
Recognized asset	—	—
Recognized liabilities	(601,777)	(382,857)

Changes in plan assets and actuarial liabilities were as follows:

	2011	2010	2009
Variation of the benefits obligation
Obligation at the begining of the year	1,627,430	1,472,773	1,625,859
Cost of service	52,022	41,879	54,839
Cost of interests	98,565	83,278	83,360
Payments of the benefits	(82,828)	(55,155)	(58,955)
Reduction of losses	214	—	(45,580)
Actuarial losses (gains) on the obligation	127,161	123,378	195,775
Exchange variations	271,419	(38,723)	(382,525)
Obligation at the end of the year	2,093,983	1,627,430	1,472,773

	2011	2010	2009
Variation of the plan assets
Fair value of plan assets at the begining of the year	1,253,595	1,043,737	1,023,045
Return of the plan assets	112,130	81,369	66,026
Contributions from sponsors	127,526	137,272	122,270
Payments of benefits	(83,651)	(54,944)	(47,558)
Actuarial gains (losses) on the assets	(106,073)	47,237	74,924
Exchange variations	190,823	(1,076)	(194,970)
Fair value of plan assets at the end of the year	1,494,350	1,253,595	1,043,737

The past performance for actuarial gains and losses of the plan is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	(2,093,983)	(1,627,430)	(1,472,773)	(1,625,859)	(1,174,212)
Fair value of the plan assets	1,494,350	1,253,595	1,043,737	1,023,045	942,416
IFRIC 14 Adjustment	(2,144)	(9,022)	—	—	—
Deficit	(601,777)	(382,857)	(429,036)	(602,814)	(231,796)
Experience adjustments on plan liabilities (Gain)	127,161	123,378	195,775	(40,482)	(64,799)
Experience adjustments on plan assets (Gain)	106,073	(47,237)	(74,924)	392,123	(46,971)

Amounts recognized as actuarial gains and losses in comprehensive income are as follows:

	2011	2010	2009
Actuarial (gains) losses in plan assets	106,073	(47,237)	(74,924)
Actuarial losses (gains) in obligations	127,161	123,378	195,775
Actuarial losses recognized in Comprehensive Income	233,234	76,141	120,851

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

The allocation of the assets of the plan as of December 31, 2011 is demonstrated below:

	2011	2010
Equity securities	52.1%	62.3%
Debt securities	40.5%	35.6%
Real estate	0.1%	0.2%
Others	7.3%	1.9%
	100%	100%

The table below shows a summary of the assumptions used for both the Company and consolidated to calculate and record the defined benefit plans in 2011 and 2010, respectively:

2011
	Gerdau Plan	Açominas Plan	North America Plan
Average discount rate	10.25%	10.25%	4.75%
Rate of increase in compensation	Not applicable	Not applicable	3.25% - 4.25%
Expected rate of return on assets	12.14%	12.10%	7.00% - 8.00%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010
	Gerdau Plan	Açominas Plan	North America Plan
Average discount rate	10.25%	10.25%	5.25%
Rate of increase in compensation	8.68%	7.11%	3.25% - 4.25%
Expected rate of return on assets	12.08%	11.27%	7.00% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

The expected rate of return on assets is used to determine the increase on the assets of the benefit plans related to the investments expected for the next year. The real rate of return on investments is selected considering the allocation of the assets classes that backing the benefits and the expectations about the return of each investment category. This rate is reviewed annually and eventual changes are incorporated on the medium and long-term economic scenarios.

b)    Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. The total cost to these plans was R$ 41.883 in 2011 (R$ 12,048 in 2010). This employee benefit plan has an actuarial surplus made by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan and the portion of the surplus from the settlement of the defined benefit plan as described in the letter “a ”, which may be used to compensate future contributions from the sponsors.

The subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, where the total cost for these plans was R$ 33,837 in 2011 (R$ 31,155 in 2010).

c)    Post-employment health care benefit plan

The North American plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated. This plan is unfunded.

The net periodic cost of post-employment health care benefits is as follows:

	2011	2010	2009
Current service cost	3,574	2,906	4,100
Interests Costs	15,542	13,917	13,576
Curtailments effects	—	—	(14,312)
Net cost pension benefit	19,116	16,823	3,364

The status of the funds post-employment health benefits is as follows:

	2011	2010
Present value of obligations	(343,713)	(272,302)
Total net liabilities	(343,713)	(272,302)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follows:

	2011	2010	2009
Change in benefit obligation
Benefit obligation at beginning of the year	272,302	243,156	281,290
Cost of service	3,574	2,906	4,100
Cost of interest	15,542	13,917	13,576
Contributions from participants	2,767	2,601	2,648
Payment of benefits	(16,627)	(13,210)	(11,474)
Curtailments and termination benefits	—	—	(14,311)
Medical subsidy	1,953	332	—
Actuarial losses in obligations	30,330	29,170	30,089
Exchange variations	33,872	(6,570)	(62,762)
Benefit obligation at the end of the year	343,713	272,302	243,156

	2011	2010	2009
Change in plan assets
Contributions from sponsors	11,384	13,210	11,474
Contributions from participants	2,767	—	—
Medical subsidy	1,953	—	—
Payments of benefits	(16,104)	(13,210)	(11,474)
Fair value of plan assets at end of the year	—	—	—

The past performance of actuarial gains and losses of the plan is as follows:

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	(343,713)	(272,302)	(243,156)	(281,290)	(218,046)
Deficit	(343,713)	(272,302)	(243,156)	(281,290)	(218,046)
Experience adjustments on plan liabilities	30,330	29,170	30,089	(16,796)	2,007

The amounts recognized as actuarial gains and losses in Comprehensive Income are as follows:

	2011	2010	2009
Losses on actuarial obligation	30,330	29,170	30,089
Actuarial losses recognized in Equity	30,330	29,170	30,089

The accounting assumptions adopted for post-employment health benefits are as follows:

	2011	2010
Average discount rate	4.75%	5.25%
Health treatment - rate assumed next year	8.00%	8.00%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2016 to 2019 (as of 2011) and 2016 to 2017 (as of 2010)	5.00% - 5.50%	5.00% - 5.50%

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed for post-employment health benefits plans. The change of one point percentage on rates of health benefits post-employment would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,626	(2,142)
Effect over benefit plan obligations	47,244	(38,934)

d)    Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 272,782 in December 31, 2011 (R$ 179,312 as of December 31, 2010).

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

NOTE 20 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 68,419 as of December 31, 2011 (R$ 72,093 as of December 31, 2010) (R$ 31,798 and R$ 29,191 in Current Liabilities as of December 31, 2011 and December 31, 2010, respectively, and R$ 36,621 and R$ 42,902 in Non-Current Liabilities as of  December 31, 2011 and December 31, 2010, respectively), which R$ 20,121 (R$ 20,974 as of December 31, 2010) is related for Brazilian subsidiaries and R$ 48,298 (R$ 51,119 as of December 31, 2010) related to foreign subsidiaries. The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 21 — EQUITY

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

The reconciliation of common and preferred outstanding shares, at the beginning and at the end of periods is presented below:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011		2010		2009
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	503,903,035	1,000,912,831	494,888,956	925,709,735	494,888,956	925,519,331
Treasure shares acquiring	—	(4,100,000)	—	(1,700,000)	—	(500,000)
Issuance shares	68,026,910	134,830,100	9,014,079	76,407,413	—	—
Exercise of stock options	—	1,325,480	—	495,683	—	690,404
Balance at the end of the year	571,929,945	1,132,968,411	503,903,035	1,000,912,831	494,888,956	925,709,735

Primary Public Offering of Company Shares: On March 21, 2011, Gerdau S.A. announced a primary public offering of shares. On April 12, 2011, the Board of Directors of Gerdau SA approved the issuance of 68,026,910 common shares and 134,830,100 preferred shares, totaling a capital increase of R$ 3,597,829 (net of capital increase costs of R$ 58,870), undertaken in the context of the primary public offering of Company shares. As a result of the issuance of shares, the capital of the Company increased from R$ 15,651,352 to R$ 19,249,181.

On December 31, 2011, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, in a total capital of R$ 19,249,181 (net of capital increase expenses). On December 31, 2010, 505,600,573 common shares and 1,011,201,145 preferred shares are subscribed and paid up, in a total capital of R$ 15,651,352. The shares are distributed as follows:

	Shareholders
	2011
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	23,811,051	4.2	191,637,962	16.7	215,449,013	12.4
Foreign institutional investors	24,316,585	4.2	501,052,151	43.7	525,368,736	30.6
Other shareholders	74,089,655	12.9	187,436,814	16.4	261,526,469	15.2
Treasury stock	1,697,538	0.3	13,062,834	1.1	14,760,372	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2010
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	387,232,264	76.6	321,839,377	31.8	709,071,641	46.7
Brazilian institutional investors	26,904,285	5.3	131,324,132	13.0	158,228,417	10.4
Foreign institutional investors	16,323,426	3.2	334,866,881	33.1	351,190,307	23.2
Other shareholders	73,443,060	14.6	212,882,441	21.1	286,325,501	18.9
Treasury stock	1,697,538	0.3	10,288,314	1.0	11,985,852	0.8
	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0

	2009
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4
Brazilian institutional investors	20,810,696	4.2	136,854,752	14.6	157,665,448	11.0
Foreign institutional investors	24,749,272	5.0	328,887,708	35.2	353,636,980	24.7
Other shareholders	71,110,803	14.3	188,613,613	20.2	259,724,416	18.1
Treasury stock	1,697,538	0.3	9,083,997	1.0	10,781,535	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	10,288,314	160,848
Repurchases	—	—	4,100,000	84,927
Exercise of stock options	—	—	(1,325,480)	(9,133)
Closing balance	1,697,538	557	13,062,834	236,642

	2010
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,083,997	124,128
Repurchases	—	—	1,700,000	44,620
Exercise of stock options	—	—	(495,683)	(7,900)
Closing balance	1,697,538	557	10,288,314	160,848

	2009
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,274,401	122,263
Repurchases	—	—	500,000	11,071
Exercise of stock options	—	—	(690,404)	(9,206)
Closing balance	1,697,538	557	9,083,997	124,128

As of December 31, 2011, the Company had 13,062,834 preferred shares in treasury (10,288,314 and 9,083,997 during the years ended December 31, 2010 and 2009, respectively), totaling R$ 236,642 (R$ 160,848 and R$ 124,128 during the years ended December 31, 2010 and 2009, respectively). These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During 2011, 1,325,480 shares were delivered for the exercise of stock options (495,683 and R$ 690,404 during the years ended December 31, 2010 and 2009, respectively) with losses of R$ 9,133 (R$ 7,900 and R$ 9,206 during the years ended December 31, 2010 and 2009, respectively), which were recorded in the Retained Earnings. The average acquisition cost of these shares was R$ 18.11 (R$ 15.65 and R$ 13.66 during the years ended December 31, 2010 and 2009, respectively).

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income arrived at in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 52,198 for the year.

The interest on capital and dividends totaling R$ 596,733 credited during the year, as follows:

	2011	2010	2009
Net income	2,005,727	2,142,488	1,121,966
Constitution of legal reserve	(100,286)	(107,124)	(56,143)
Constitution of the tax incentives reserve	(42,139)	(113,914)	(93,428)
Adjusted net income	1,863,302	1,921,450	972,395

Earnings in year

Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	2,011	2,010	2,009
1st quarter	Interest					—	170,297	—
1st quarter	Dividends	0.06	1,705,741	5/19/2011	5/27/2011	102,234	—	—
2nd quarter	Dividends					—	198,689	—
2nd quarter	Interest	0.09	1,705,811	8/15/2011	8/25/2011	153,523	—	—
3rd quarter	Interest					—	170,417	106,539
3rd quarter	Dividends	0.12	1,704,867	11/21/2011	11/30/2011	204,584	—	—
4th quarter	Dividends	0.08	1,704,898	2/27/2012	3/8/2012	136,392	90,289	255,708
Interest on capital and dividends						596,733	629,692	362,247
Credit per share (R$)						0.35	0.44	0.25

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

NOTE 22 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	2011
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	671,943	1,333,784	2,005,727
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	550,305,197	1,092,338,207

Earnings per share (in R$) — Basic	1.22	1.22

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	743,897	1,398,591	2,142,488
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	930,434,530

Earnings per share (in R$) — Basic	1.50	1.50

	2009
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	390,864	731,102	1,121,966
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	925,676,955

Earnings per share (in R$) — Basic	0,79	0,79

Diluted

	2011	2010	2009
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,333,784	1,398,591	731,102
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	769	1,141	786
	1,334,553	1,399,732	731,888

Net income allocated to common shareholders	671,943	743,897	390,864
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(769)	(1,141)	(786)
	671,174	742,756	390,078

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	550,305,197	494,888,956	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	1,092,338,207	930,434,530	925,676,955
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,881,752	2,188,845	2,864,129
Total	1,094,219,959	932,623,375	928,541,084

Earnings per share — Diluted (Common and Preferred Shares)	1.22	1.50	0.79

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 23 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2011	2010	2009
Gross sales	39,819,986	35,666,379	30,124,727
Taxes on sales	(3,504,137)	(3,630,036)	(3,031,102)
Discounts	(909,069)	(643,134)	(553,575)
Net sales	35,406,780	31,393,209	26,540,050

NOTE 24 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2011(*)	Balance on December 31, 2010	Granted	Cancelled	Exercised	Balance on December 31, 2011

2004	6.78	5 anos	16.92	988,582	—	—	(110,218)	878,364
2005	10.58	3 anos	16.92	388,468	—	—	(13,440)	375,028
2005	10.58	5 anos	16.92	932,681	—	—	(90,583)	842,098
2006	12.86	5 anos	16.92	1,624,621	—	—	(103,495)	1,521,126
2007	17.50	5 anos	16.92	1,280,299	—	(25,028)	(8,142)	1,247,129
2008	26.19	5 anos	16.92	1,083,020	—	(30,208)	—	1,052,812
2009	14.91	5 anos	16.92	2,169,970	—	(58,728)	(10,064)	2,101,178
2010	29.12	5 anos	16.92	1,607,567	—	(32,467)	(2,281)	1,572,819
2011	22.61	5 anos	16.92	—	1,444,131	(39,984)	(6,737)	1,397,410
				10,075,208	1,444,131	(186,415)	(344,960)	10,987,964

(*) Accumulated average price of the share in the period

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2010(*)	Balance on December 31, 2009	Granted	Cancelled	Exercised	Balance on December 31, 2010

2004	6.78	5 anos	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 anos	25.02	426,401	—	(1,963)	(35,970)	388,468
2005	10.58	5 anos	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 anos	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 anos	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 anos	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 anos	25.02	2,247,050	—	(46,531)	(30,549)	2,169,970
2010	29.12	5 anos	25.02	—	1,631,157	(23,590)	—	1,607,567
				9,035,634	1,631,157	(171,663)	(419,920)	10,075,208

(*) Accumulated average price of the share in the period

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2009(*)	Balance on January 01, 2009	Granted	Cancelled	Exercised	Balance on December 31, 2009

2003	2.65	5 years	20.64	62,106	—	—	(62,106)	—
2004	6.78	5 years	20.64	1,349,859	—	—	(243,130)	1,106,729
2005	10.58	3 years	20.64	470,263	—	(5,555)	(38,307)	426,401
2005	10.58	5 years	20.64	1,155,565	—	—	(48,297)	1,107,268
2006	12.86	5 years	20.64	1,839,817	—	(7,097)	(150,104)	1,682,616
2007	17.50	5 years	20.64	1,455,728	—	(12,079)	(106,889)	1,336,760
2008	26.19	5 years	20.64	1,180,300	—	(13,477)	(38,013)	1,128,810
2009	14.91	5 years	20.64	—	2,286,172	(35,529)	(3,593)	2,247,050
				7,513,638	2,286,172	(73,737)	(690,439)	9,035,634

(*) Accumulated average price of the share in the period

As of December 31, 2011, the Company has a total of 13.062.834 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

b) Historical grant of long term incentives:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	Average
Total options granted	1,599,568	2,342,448	1,979,674	1,556,502	1,202,974	2,286,172	1,631,157	1,444,131
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	16.67
Fair value of options on the granting date - R$ per option (*)	5.77	5.20	8.66	15.30	21.22	6.98	13.07	11.32	10.08
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

The total of options exercisable on December 31, 2011 is 3,616,616 (2,309,731 and 1,533,130 on December 31, 2010 and 2009, respectively).

The percentage of interest dilution, in which, eventually, the shareholders can be diluted in case of all options being exercised, is approximately 0.7%.

The long-term incentive plans costs recognized in the net income was R$ 15,318 on December 31, 2011 (R$ 13,730 and R$ 10,001 on December 31, 2010 and 2009, respectively).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free rate of return	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in preferred shares, awards may be settled in cash or preferred shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a preferred share on the date of the award.  The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 12, 2010, an award of approximately US$ 11.8 million (R$ 20.8 million) was granted to participants under the EIP for 2010 performance.  Gerdau Ameristeel issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan.  This award is being accrued over the vesting periods, which consider a period between 4 and 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 18.2 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP.  All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2011, there were 2,353,529 cash-settled SARs, 1,140,032 stock options, and 198,769 phantom shares outstanding under the LTIP. This award is being accrued over the vesting period of 4 years.

On August 30, 2010, Gerdau S.A. indirectly acquired all of the outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly. In connection with the acquisition, all outstanding Options, SARs, PSUs, RSUs, and Phantom Shares were converted to awards in respect of American Depository Receipts of Gerdau S.A. (“ADR”), which represents the right to receive preferred shares of Gerdau S.A.  The conversion was based on the relative value of a common share of Gerdau Ameristeel to an ADR as at the closing of the arrangement in order to maintain an equivalent intrinsic value of the award at the time of the exchange.  A conversion factor was applied of 0.7993 (the “conversion factor”), equal to the final closing price of a common share of the Gerdau Ameristeel on the New York Stock Exchange (“NYSE”) divided by the closing price of an ADR on the NYSE on August 27, 2010, the last trading day for the Gerdau Ameristeel’s common shares.

All amounts (e.g. grants, exercises, forfeitures, weighted average fair value, fair value, etc.) disclosed in this footnote regarding share-based activity prior to August 30, 2010 (the “modification date”) are on a pre-conversion basis in respect of the Gerdau Ameristeel’s common shares.  All amounts disclosed related to activity after the modification date are on a post-conversion basis in respect of ADRs.

Modification expenses for equity-settled awards are recognized if the effect of the modification increases the total fair value of the equity-settled awards or is otherwise beneficial to the employee.  The incremental fair value granted is the difference between the fair value of the modified equity award and that of the original award, both estimated at the date of modification.  If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the remaining vesting period while the original grant date fair value of the original equity award continues to be recognized in accordance with the original vesting period.  If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The modification date fair value of all of the Company’s

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

equity settled awards was less than the fair value of the original awards at the modification date.  As such, no incremental expense was recognized by Gerdau Ameristeel. The modification did not impact the Company’s classification of equity-settled and cash-settled awards.

During the years ended December 31, 2011 and 2010, the compensation costs recognized for all equity-settled awards were US$ 0.8 million (R$ 1.3 million) and US$ 2.7 million (R$ 4.8 million), respectively. The Company recorded compensation expense of US$ (8.6) million (R$ (14.4) million) and US$ 9.3 million (R$ 16.4 million), respectively, related to cash-settled awards for the years ended December 31, 2011 and 2010.

On December 31, 2011 and 2010, the outstanding liability for share-based payment transactions included in other non-current liabilities in the Company’s consolidated balance sheets was US$ 7.7 million (R$ 14.4 million) and US$ 19.9 million (R$ 33.2 million), respectively.  The total intrinsic value of share-based liabilities for which the participant’s right to exercise had vested was US$ 3.1 million (R$ 5.8 million) and US$ 5.1 million (R$ 8.5 million) as of December 31, 2011 and 2010, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADRs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period.  On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

During the year ended December 31, 2010, all Phantom Shares were converted into awards with respect to ADRs (based on the conversion value). This conversion did not have a significant impact on the Company’s consolidated financial statements.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the exercise price. The exercise price is set at the closing price of the underlying reference shares on the date of grant. SARs vest over a four to five year period and expire ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. The Company has both equity-settled and cash-settled SARs.  For SARs accounted for as equity-settled, the fair value is estimated only at the date of grant.  For SARs accounted for as cash-settled, the fair value is remeasured at each balance sheet reporting date.

The grant date fair value of equity-settled SARs granted during the years ended December 31, 2011 and 2010 was US$ 7.04 and US$ 4.56 (R$ 11.79 and R$ 7.64) and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2011	2010
Dividend yield	2.56%	2.77%
Volatility in the price of the share	52.75%	60.99%
Free rate of return risk	11.85%	12.73%
Expected period to maturity	6.51 years	6.51 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

Restricted Share Units (RSUs)

RSUs give the holder the right to receive a specified number of ADRs at the specified vesting date. As determined by the Company, the RSUs vest over a five-year period. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the RSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of an RSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of RSUs was US$ 13 and US$ 7.89 (R$ 21.78 and R$ 13.88) for RSUs granted during the years ended December 31, 2011 and 2010, respectively.

During the year ended December 31, 2010, all RSUs were converted to awards in respect of ADRs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Performance Share Units (PSUs)

PSUs give the holder the right to receive one ADR for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Gerdau S.A. on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted that is exercised depends on the Company’s performance over the performance period against pre-established performance goals. Compensation expense related to each PSU grant was recognized over the performance period based on the fair value of the PSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of a PSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of PSUs was US$ 13 and US$ 7.89 (R$ 21.78 and R$ 13.88) for PSUs granted during the year ended December 31, 2011 and 2010, respectively.

During the year ended December 31, 2010, all PSUs were converted to awards in respect of ADRs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted under the EIP during the years ended December 31, 2011 and 2010.

During the year ended December 31, 2010, all of the Gerdau Ameristeel’s stock options were converted to awards in respect of ADRs (based on the conversion factor). Gerdau Ameristeel revalued the original awards at the modification date and also fair valued the new awards at the modification date. Both values were derived using the Black-Scholes option-pricing model. The modification date fair value of the new awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by Gerdau Ameristeel.

The summary of stock option activity prior to the modification date was as follows ($000s):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010			2009
	Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$
Available at beginning of the year	2,828,498	5.79	9.65	1,307,036	9.13	15.90
Options Granted	—	—	—	2,002,116	3.48	6.06
Options Exercised (a)	(299,589)	3.09	5.15	(108,590)	1.98	3.45
Options Cancelled	(355,193)	5.11	8.51	(372,064)	6.18	10.76
Exchange for options of Gerdau S.A.	(2,173,716)	10.99	18.31	—	—	—
Available at the end of the year	—	—	—	2,828,498	5.79	10.08

Shares exercised	—			665,320

(a) The weighted-average exercise price was computed based on the date of exercise.

The summary of the stock options for the year ended on December 31, 2010 is as follows:

	December 31, 2010(b)
	Number of Shares	Weighted Exercise Price
		US$	R$
Activity prior to the Gerdau acquisition
Outstanding at the beginning of the year	2,828,498	5.79	9.65
Exercised (b)	(299,589)	3.09	5.15
Forfeited	(355,193)	5.11	8.51
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31

Activity upon the Gerdau Acquisition (modification date):
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31
Exchange of options of Gerdau S.A.	(2,173,716)	10.99	18.31
Replacement options (referenced to Gerdau S.A. ADRs)	1,737,318	7.86	13.10
Outstanding upon modification	1,737,318	7.86	13.10

Activity subsequent to the Gerdau Acquisition:
Outstanding upon modification	1,737,318	7.86	13.10
Exercised (c)	(96,727)	4.11	6.85
Outstanding at the end of the period	1,640,591	8.08	13.46

Options exercisable at end of year	712,272	10.15	16.91

(b) The number of shares and weighted average exercise price prior to the replacement of options which resulted from the Gerdau Acquisition were referenced to preferred shares of the Company.  After the replacement of options, the number of shares and weighted average exercise price are referenced to Gerdau S.A. ADRs.

(c) The weighted-average exercise price was computed based on the date of exercise.

The summary of stock option activity after the modification date was as follows ($000s):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011			2010
	Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$
Available at beginning of the year	1,640,591	8.08	15.16	1,737,318	7.86	13.10
Options Exercised (d)	(191,887)	3.23	6.06	(96,727)	4.11	6.85
Available at the end of the year	1,448,704	8.72	16.36	1,640,591	8.08	13.46

Options exercisable at end of year	775,074	9.99	18.74	712,272	10.15	16.91

(d) The weighted-average exercise price was computed based on the date of exercise.

The following table summarizes information about options outstanding at December 31, 2011:

Exercise price range	Quantity available	Average period of grace (in years)	Average price of the year		Number exercisable at December 31, 2011
			US$	R$
US$ 2.25 to US$ 4.35 (R$ 4.22 to R$ 8.16)	885,316	6.6	4.19	7.86	374,264
US$ 11.89 to US$ 13.64 (R$ 22.30 to R$ 25.59)	338,966	4.9	13.19	24.74	267,654
US$ 19.84 (R$ 37.22)	224,422	6.2	19.84	37.22	133,156
	1,448,704				775,074

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau MacSteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Preferred Share at the date the award of phantom stock is made, based in the average price of Preferred Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 0.8 million (R$ 1.5 million) was earned by participants in 2011 and was granted 41% in SARs, 39% in Performance Shares and 20% in Restrict Shares. In 2010, an award of approximately US$ 1.1 million (R$ 1.83 million) was earned by participants and was granted 44% in SARs, 37% in Performance Shares and 19% in Restrict Shares.

Subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance shares:

	Grant 2011	Grant 2010
Dividend Yield	2.56%	2.77%
Volatility in the price of share	52.75%	60.99%
Free rate of return risk	11.85%	12.73%
Expected period to maturity	4.26 years	3.25 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

SARS, Restricted Shares and Phantom Shares

	Grant 2011	Grant 2010
Dividend Yield	2.56%	2.77%
Volatility in the price of share	52.75%	60.99%
Free rate of return risk	11.85%	12.73%
Expected period to maturity	5.76 years	4.76 years

As of December 31, 2011 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.3 million (R$ 2.4 million), and the average period for recognizing these costs was 4.5 years.

NOTE 25 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The Company segments are as follows: Brazil Operation (includes operations in Brazil, except Special Steels), North America Operation (includes all operations in North America, except those of Mexico and Special Steels - Macsteel), Latin America Operation (includes all operations in Latin America, except Brazil) and Special Steel Operation (including special steel operations in Brazil, Europe, the United States and India).

	Business Segments
	2011
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,532,053	10,810,777	4,382,887	7,516,521	(835,458)	35,406,780
Cost of sales	(11,274,551)	(9,682,223)	(3,820,975)	(6,370,592)	850,109	(30,298,232)
Gross profit	2,257,502	1,128,554	561,912	1,145,929	14,651	5,108,548
Selling expenses	(329,371)	(95,521)	(90,950)	(87,857)	(48)	(603,747)
General and administrative expenses	(959,499)	(357,555)	(177,414)	(245,984)	(57,485)	(1,797,937)
Other operating income (expenses)	54,934	1,550	10,705	7,770	34,523	109,482
Equity in earnings of unconsolidated companies	—	76,008	357	(35,141)	21,438	62,662
Operational (Loss) income before financial income (expenses) and taxes	1,023,566	753,036	304,610	784,717	13,079	2,879,008
Financial income	251,739	27,360	23,559	138,753	14,391	455,802
Financial expenses	(322,921)	(139,746)	(99,703)	(225,785)	(182,302)	(970,457)
Exchange variations, net	(18,645)	(15,872)	17,693	10,263	58,318	51,757
Gain and losses on derivatives, net	(1,339)	(68,696)	877	—	3,720	(65,438)
Income before taxes	932,400	556,082	247,036	707,948	(92,794)	2,350,672
Income and social contribution taxes	56,989	(85,604)	(86,087)	(211,681)	73,287	(253,096)
Net income	989,389	470,478	160,949	496,267	(19,507)	2,097,576

Supplemental information:
Net sales between segments	842,261	129,305	135,894	202,619	5,390	1,315,469
Depreciation/amortization	841,257	423,500	132,787	367,924	6,413	1,771,881
Investments in associates and jointly-controlled entities	—	266,519	837,897	23,032	227,843	1,355,291
Total assets	15,216,676	14,438,588	6,882,443	10,661,967	2,782,120	49,981,794
Total liabilities	6,392,614	4,566,438	3,409,517	5,369,311	3,724,111	23,461,991

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Business Segments
	2010
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,013,351	8,835,777	3,487,531	6,610,887	(554,337)	31,393,209
Cost of sales	(10,179,791)	(7,997,509)	(3,021,612)	(5,312,148)	637,584	(25,873,476)
Gross profit	2,833,560	838,268	465,919	1,298,739	83,247	5,519,733
Selling expenses	(288,448)	(83,971)	(76,270)	(102,839)	(19)	(551,547)
General and administrative expenses	(855,921)	(435,400)	(161,599)	(250,046)	(102,948)	(1,805,914)
Reversal of impairment losses	—	—	—	336,346	—	336,346
Other operating income (expenses)	(3,083)	1,880	38,639	(22,003)	91,047	106,480
Equity in earnings of unconsolidated companies	—	31,450	15,624	(20,368)	12,748	39,454
Operational (Loss) income before financial income (expenses) and taxes	1,686,108	352,227	282,313	1,239,829	84,075	3,644,552
Financial income	168,903	(3,970)	36,172	229,348	(134,890)	295,563
Financial expenses	(382,927)	(256,627)	(70,538)	(226,223)	(161,318)	(1,097,633)
Exchange variations, net	130,959	29,669	20,565	(7,979)	(68,850)	104,364
Gain and losses on derivatives, net	—	—	(2,152)	10,253	4,291	12,392
Income before taxes	1,603,043	121,299	266,360	1,245,228	(276,692)	2,959,238
Income and social contribution taxes	(418,482)	26,288	(40,722)	(359,086)	290,143	(501,859)
Net income	1,184,561	147,587	225,638	886,142	13,451	2,457,379

Supplemental information:
Net sales between segments	1,882,903	135,791	—	242,683	385,897	2,647,274
Depreciation/amortization	946,413	436,488	136,433	381,289	(7,549)	1,893,074
Investments in associates and jointly-controlled entities	—	217,641	804,832	26,993	215,054	1,264,520
Total assets	13,830,985	12,718,294	5,931,001	9,964,761	446,219	42,891,260
Total liabilities	5,157,551	6,346,213	2,882,484	5,380,224	2,886,884	22,653,356

	Business Segments
	2009
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	10,596,318	8,293,434	3,137,088	4,777,119	(263,909)	26,540,050
Cost of sales	(7,516,373)	(7,703,052)	(3,069,705)	(4,383,848)	367,428	(22,305,550)
Gross profit	3,079,945	590,382	67,383	393,271	103,519	4,234,500
Selling expenses	(214,426)	(50,392)	(65,983)	(98,670)	(141)	(429,612)
General and administrative expenses	(754,915)	(435,418)	(183,591)	(273,916)	(66,654)	(1,714,494)
Impairment of assets	—	(165,134)	(136,491)	(770,565)	—	(1,072,190)
Reestructure costs	—	(49,238)	—	(101,469)	—	(150,707)
Other operating income (expenses)	(12,882)	(7,641)	(6,200)	80,199	34,871	88,347
Equity in earnings of unconsolidated companies	—	(15,578)	(61,840)	(37,506)	5,967	(108,957)
Operational (Loss) income before financial income (expenses) and taxes	2,097,722	(133,019)	(386,722)	(808,656)	77,562	846,887
Financial income	126,568	69,544	44,400	91,085	104,639	436,236
Financial expenses	(356,344)	(333,479)	(99,924)	(244,995)	(251,626)	(1,286,368)
Exchange variations, net	1,236,743	(76,573)	44,293	40,416	(183,996)	1,060,883
Gain and losses on derivatives, net	(22,122)	—	(4,393)	(46,673)	47,010	(26,178)
Income before taxes	3,082,567	(473,527)	(402,346)	(968,823)	(206,411)	1,031,460
Income and social contribution taxes	(770,960)	237,467	77,800	355,282	73,459	(26,952)
Net income	2,311,607	(236,060)	(324,546)	(613,541)	(132,952)	1,004,508

Supplemental information:
Net sales between segments	1,749,444	92,107	44,634	130,564	253,205	2,269,954
Depreciation/amortization	736,880	558,108	85,316	389,841	(24,826)	1,745,319
Investments in associates and jointly-controlled entities	—	258,758	814,356	17,112	109,684	1,199,910
Total assets	13,513,608	13,673,637	5,461,071	10,599,300	1,335,700	44,583,316
Total liabilities	5,565,052	6,771,622	2,270,956	5,792,095	2,178,798	22,578,523

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2011	2011	2011	2011	2011
Net sales	15,420,736	4,382,887	13,359,007	2,244,150	35,406,780
Total assets	21,328,121	6,882,443	19,700,246	2,070,984	49,981,794

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2010	2010	2010	2010	2010
Net sales	15,039,852	3,487,531	11,126,942	1,738,884	31,393,209
Total assets	17,999,525	5,931,001	16,754,876	2,205,858	42,891,260

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2009	2009	2009	2009	2009
Net sales	12,436,068	3,137,088	9,465,451	1,501,443	26,540,050
Total assets	18,466,036	5,461,071	17,943,356	2,712,853	44,583,316

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

NOTE 26 — INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2011	2010
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	30,682,963	24,170,655
Business Interruption	Net income plus fixed expenses	7,706,275	5,370,143
Civil Liability	Industrial operations	231,922	206,672

NOTE 27 — IMPAIRMENT OF ASSETS

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

27.1 Goodwill impairment test

The goodwill impairment test allocated to the operating segments is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has four operating segments, which represent the lowest level in which the goodwill is monitored by the Company. The composition of goodwill by segment is presented in Note 11.

In December 2011, the Company performed an impairment test for the goodwill on the segments and it was not identified impairment loss for the year.

The projection period for the December 2011 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America, Special Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 9.0% p.a. to the North America segment (11.25% in December, 2010), 10.5% p.a. to the Special Steel segment (12.5% in December, 2010), 10.75% p.a. to Latin America segment (12.75% in December, 2010) and 11.0% p.a. to the Brazil segment (13.0% in December, 2010).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 9,849.8 million to the North America segment (R$ 2,126.7 million in December 2010), R$ 4,295.6 million to the Special Steel segment (R$ 2,738.7 million in December 2010), R$ 1,977.1 million to the Latin America segment (R$ 113.3 million in December 2010), and R$ 7,430.0 million to the Brazil segment (R$ 4,877.7 million in December 2010).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 8,227.3 million to the North America segment (R$ 1,378.5 million in December 2010), R$ 3,672.8 million to the Special Steel segment (R$ 2,293.2 million in December 2010), R$ 6,032.6 million to the Brazil segment (R$ 3,659.1 million in December 2010) and R$ 1,502.5 million for Latin America segment (recoverable amount lower than the book value in R$ 182.8 million in December 2010).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 8,636.2 million to the North America segment (R$ 1,646.3 million in December 2010), R$ 3,866.0 million to the Special Steel segment (R$ 2,444.2 million in December 2010), R$ 6,467.8 million to the Brazil segment (R$ 4,072.9 million in December 2010) and R$ 1,645.1 million for Latin America segment (recoverable amount lower than the book value in R$ 74.9 million in December 2010).

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

27.2 Other long-lived assets Impairment test

In the fourth quarter of 2010, due to the interruption of activities in one of the plants and mainly due to the lack of expectation to restart the operations on this unit, the tests identified impairment on Special Steel plant in the amount of R$ 68,008.

In addition, in the fourth quarter of 2010, the Company also in the special steel segment reversed Impairment due to restart the production process in one unit, which had impairment losses recognized in 2009, totaling R$ 218,391. The recoverable amount on fixed assets was defined based on present value, with a discount rate used on impairment test of 12.5% (13.30% in December 2009), in a total of R$ 188,163. The losses and the reversal of recognized losses on fixed assets were recognized in the account “Reversal of impairment (impairment) of assets” in the consolidated income statements.

In the fourth quarter of 2010, also in the Special Steel segment, the Company reversed impairment losses for other intangible assets, due to the reestablishment of the customer relationships value because of the resumption of automotive industry demand, which suffered impairment recognized in 2009, in a total of R$ 304,425. The impairment tests for other intangible assets identified the need to reverse this impairment in a total of R$ 216,191, which is based on the recovery of their customer portfolio, related to the automotive industry. The other intangible assets recoverable amount is their value in use and the discount rate used on the impairment test for 2010 was 12.50% (13.3% in December 2009). The losses and the reversal of recognized losses on other intangible assets were recognized in the account “Reversal of impairment (impairment) of assets” in the consolidated income statements.

In December 2011, the Company has not identified impairment loss for other long-lived assets for the year.

Despite the circumstances considered in the test indicates an improvement in the economic and steel context, futures uncertainty in the market remain. Therefore, the Company believes that the scenarios used in the impairment test, performed in December are the best estimate for the results and future cash generation for each segment. The Company will continue to monitor the results in 2012, which will indicate the reasonableness of future projections utilized.

NOTE 28 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Depreciation and amortization	(1,771,881)	(1,893,074)	(1,745,319)
Expenses with personnel	(4,736,613)	(4,221,780)	(3,614,853)
Raw material and consumption material	(21,945,792)	(18,246,980)	(15,518,869)
Freight	(1,843,952)	(1,560,456)	(1,183,220)
Reversal (impairment) of assets	—	336,346	(1,072,190)
Restructuring costs	—	—	(150,707)
Others expenses	(2,292,196)	(2,202,167)	(2,299,048)
	(32,590,434)	(27,788,111)	(25,584,206)

Classified as:
Cost of sales	(30,298,232)	(25,873,476)	(22,305,550)
Selling expenses	(603,747)	(551,547)	(429,612)
General and administrative expenses	(1,797,937)	(1,805,914)	(1,714,494)
Reversal (impairment) of assets	—	336,346	(1,072,190)
Restructuring costs	—	—	(150,707)
Other operating income	195,015	207,320	190,157
Other operating expenses	(85,533)	(100,840)	(101,810)
	(32,590,434)	(27,788,111)	(25,584,206)

NOTE 29 — FINANCIAL INCOME

	2011	2010	2009

Income from short-term investments	265,766	174,622	254,292
Interest income and other financial incomes	190,036	120,941	181,944
Financial Income	455,802	295,563	436,236

Interest on the debt	(828,105)	(919,594)	(992,693)
Monetary variation and other financial expenses	(142,352)	(178,039)	(293,675)
Financial Expenses	(970,457)	(1,097,633)	(1,286,368)

Exchange Variation, net	51,757	104,364	1,060,883
The gains and losses on financial instruments, net	(65,438)	12,392	(26,178)

Financial result, net	(528,336)	(685,314)	184,573

NOTE 30 — SUBSEQUENT EVENTS

On January 11, 2012, the Board of Directors authorized the Company to acquire shares of its own issuance in order to attend the Long-Term Incentive Plan. The acquisitions were made from January 12, 2012, with a maximum term until January 20, 2012, using resources supported by retained earnings, respecting the limit of 2,693,000 preferred shares, being 1,393,000 in the form of American Depositary Receipts - ADRs. The shares acquisition was concluded with 2,693,000 preferred shares acquired, including 1,393,000 in the form of ADR’s, in a total amount of R$ 44,932.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

********************************