Form 20-F
period 2012-12-31
GERDAU S.A.
filed 2013-03-28
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2012 was:

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

(ii)                                  “Açominas” is a reference to Aço Minas Gerais S.A. — Açominas prior to November 2003 whose business was to operate the Ouro Branco steel mill. In November 2003 the company underwent a corporate reorganization, receiving all of Gerdau’s Brazilian operating assets and liabilities and being renamed Gerdau Açominas S.A.;

(iii)                               “Gerdau Açominas” is a reference to Gerdau Açominas S.A. after November 2003 and to Açominas before such date. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to four other newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participações. As a result of such spin-off, as from July 2005, the activities of Gerdau Açominas only comprise the operation of the Açominas steel mill;

(iv)                              “Chaparral Steel” or to “Chaparral” are references to Chaparral Steel Company, a corporation organized under the laws of the State of Delaware, and its consolidated subsidiaries;

(v)                             “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Canadian dollars” or “Cdn$” are to the official currency of Canada, (iii) “Euro” or “€” are to the official currency of members of the European Union, (iv) “billions” are to thousands of millions, (v) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes;

(vi)                              “Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a jointly-controlled entity), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

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

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted for following the equity method: in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, through the date of obtention of control in July 2012 the investment in Kalyani Gerdau Steel Ltd, the investment in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investment in the holding company Multisteel Business Holdings Corp., in which the Company holds a 49% stake, which in turn holds 99.13% of the capital stock of Industrias Nacionales, C. por A. (INCA), in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which in turn holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2012.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3.                                                KEY INFORMATION

A.                                                                             SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2012, 2011, 2010, 2009 and 2008 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2012	2011	2010	2009	2008
NET SALES	37,981,668	35,406,780	31,393,209	26,540,050	41,907,845
Cost of sales	(33,234,102)	(30,298,232)	(25,873,476)	(22,305,550)	(31,228,035)

GROSS PROFIT	4,747,566	5,108,548	5,519,733	4,234,500	10,679,810
Selling expenses	(587,369)	(603,747)	(551,547)	(429,612)	(479,551)
General and administrative expenses	(1,884,306)	(1,797,937)	(1,805,914)	(1,714,494)	(2,284,857)
Reversal of impairment (impairment) of assets	—	—	336,346	(1,072,190)	—
Restructuring costs	—	—	—	(150,707)	—
Other operating income	244,414	195,015	207,320	190,157	205,676
Other operating expenses	(180,453)	(85,533)	(100,840)	(101,810)	(116,064)
Equity in earnings (losses) of unconsolidated companies, net	8,353	62,662	39,454	(108,957)	122,808

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,348,205	2,879,008	3,644,552	846,887	8,127,822
Financial income	316,611	455,802	295,563	436,236	484,046
Financial expenses	(952,679)	(970,457)	(1,097,633)	(1,286,368)	(1,620,782)
Exchange variations, net	(134,128)	51,757	104,364	1,060,883	(1,035,576
Gains and losses on financial instruments, net	(18,547)	(65,438)	12,392	(26,178)	(62,396

INCOME BEFORE TAXES	1,559,462	2,350,672	2,959,238	1,031,460	5,893,114
Income and social contribution taxes
Current	(316,271)	(519,843)	(642,306)	(303,272)	(1,423,660)
Deferred	253,049	266,747	140,447	276,320	475,444)
NET INCOME	1,496,240	2,097,576	2,457,379	1,004,508	4,944,898

ATRIBUTABLE TO:
Owners of the parent	1,425,633	2,005,727	2,142,488	1,121,966	3,940,505
Non-controlling interests	70,607	91,849	314,891	(117,458)	1,004,393
	1,496,240	2,097,576	2,457,379	1,004,508	4,944,898

Basic earnings per share — in R$
Common	0.84	1.22	1.50	0.79	2.83
Preferred	0.84	1.22	1.50	0.79	2.83
Diluted earnings per share — in R$
Common	0.84	1.22	1.50	0.79	2.75
Preferred	0.84	1.22	1.50	0.79	2.75
Cash dividends declared per share — in R$
Common	0.24	0.35	0.44	0.25	0.79
Preferred	0.24	0.35	0.44	0.25	0.79

Weighted average Common Shares outstanding during the year (1)	571,929,945	550,305,197	494,888,956	494,888,956	485,403,980 (1)
Weighted average Preferred Shares outstanding during the year (1)	1,130,398,618	1,092,338,207	930,434,530	925,676,955	905,257,476 (1)
Number of Common Shares outstanding at year end (2)	573,627,483	573,627,483	505,600,573	496,586,494	496,586,494 (2)
Number of Preferred Shares outstanding at year end (2)	1,146,031,245	1,146,031,245	1,011,201,145	934,793,732	934,793,732 (2)

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year

	On December 31,
	2012	2011	2010	2009	2008
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	1,437,235	1,476,599	1,061,034	2,091,944	2,026,609
Short-term investments (1)	1,059,605	3,101,649	1,115,461	2,677,714	3,386,637
Current assets	16,410,397	17,319,149	12,945,944	14,164,686	20,775,540
Current liabilities	7,823,182	6,777,001	5,021,900	4,818,521	8,475,437
Net working capital (2)	8,587,215	10,542,148	7,924,044	9,346,165	12,300,103
Property, plant and equipment, net	19,690,181	17,295,071	16,171,560	16,731,101	20,054,747
Net assets (3)	28,797,917	26,519,803	20,147,615	22,004,793	25,043,578
Total assets	53,093,158	49,981,794	42,891,260	44,583,316	59,050,514
Short-term debt (including “Current Portion of Long-Term Debt”)	2,324,374	1,715,305	1,577,968	1,356,781	3,788,085
Long-term debt, less current portion	11,725,868	11,182,290	12,360,056	12,563,155	18,595,002
Debentures - short term	257,979	41,688	115,069	—	145,034
Debentures - long term	360,334	744,245	616,902	600,979	705,715
Equity	28,797,917	26,519,803	20,147,615	22,004,793	25,043,578
Capital stock	19,249,181	19,249,181	15,651,352	14,184,805	14,184,805

(1)  Includes held for trading and available for sale.

(2)  Total current assets less total current liabilities.

(3)  Total assets less total current liabilities and less total non-current liabilities.

Exchange rates between the United States Dollar and Brazilian Reais

The following table presents the exchange rates, according to the Brazilian Central Bank, for the periods indicated between the United States dollar and the Brazilian real which is the currency in which we prepare our financial statements included in this Annual Report on Form 20-F.

Exchange rates from U.S. dollars to Brazilian reais

	Period-
Period	end	Average	High	Low
March-2013 (through March 26)	2.0081	1.9791	2.0140	1.9528
February-2013	1.9754	1.9733	1.9893	1.9570
January-2013	1.9883	2.0311	2.0471	1.9883
December-2012	2.0435	2.0778	2.1121	2.0435
November-2012	2.1074	2.0678	2.1074	2.0312
October - 2012	2,0308	2,0299	2,0382	2.0224
September - 2012	2.0306	2.0281	2.0392	2.0139
2012	2.0435	1.9550	2.1121	1.7024
2011	1.8758	1.6746	1.9016	1.5345
2010	1.6662	1.7593	1.8811	1.6554
2009	1.7412	1.9935	2.4218	1.7024
2008	2.3370	1.8375	2.5004	1.5593

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2012, the Company had 571,929,945 common shares and 1,128,534,345 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2008. The figures are expressed in Brazilian reais and U.S. dollars.  The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend. Dividends per share figures have been retroactively adjusted for all periods to reflect the stock dividend of one share for every share held (April 2008).

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock
1st Quarter 2008 (1)	05/12/2008	0.2050	0.1224
2nd Quarter 2008	08/06/2008	0.3600	0.2281
3rd Quarter 2008	11/05/2008	0.1800	0.0849
4th Quarter 2008	02/19/2009	0.0400	0.0172
3rd Quarter 2009 (1)	11/05/2009	0.0750	0.0435
4th Quarter 2009 (1)	12/23/2009	0.1800	0.1013
1st Quarter 2010 (1)	05/06/2010	0.1200	0.0654
2st Quarter 2010	08/05/2010	0.1400	0.0798
3st Quarter 2010 (1)	11/05/2010	0.1200	0.0714
4st Quarter 2010	03/03/2011	0.0600	0.0363
1st Quarter 2011	05/05/2011	0.0600	0.0370
2nd Quarter 2011 (1)	08/04/2011	0.0900	0.0571
3rd Quarter 2011	11/10/2011	0.1200	0.0681
4th Quarter 2011	02/15/2012	0.0800	0.0466
1st Quarter 2012	05/02/2012	0.0600	0.0313
2nd Quarter 2012	08/02/2012	0.0900	0.0440
3rd Quarter 2012	11/01/2012	0.0700	0.0345
4th Quarter 2012	02/21/2013	0.0200	0.0101

(1) Payment of interest on equity.

Note: the Company did not make interim dividend payments in the 1st and 2nd quarter of 2009.

Brazilian Law 9,249 of December 1995 provides that a company may, at its sole discretion, pay interest on equity in addition to or instead of dividends (See Item 8 — “Financial Information - Interest on Equity”). A Brazilian corporation is entitled to pay its shareholders interest on equity up to the limit based on the application of the TJLP rate (Long-Term Interest Rate) to its shareholders’ equity or 50% of the net income in the fiscal year, whichever is lower. This payment is considered part of the mandatory dividend required by Brazilian Corporation Law for each fiscal year. The payment of interest on equity described herein is subject to a 15% withholding tax. See Item 10. “Additional Information — Taxation”.

Gerdau has a Dividend Reinvestment Plan (DRIP), a program that allows the holders of Gerdau ADRs to reinvest dividends to purchase additional ADRs in the Company, with no issuance of new shares. Gerdau also provides its shareholders with a similar program in Brazil that allows for the reinvestment of dividends in additional shares, with no issuance of new shares.

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

All these acquisitions generated goodwill, which is stated in the Company’s balance sheet. The Company evaluates the recoverability of this goodwill on investments annually and uses accepted market practices, including discounted cash flow for business segments which have goodwill. A downturn in the steel market could negatively impact expectations for futures earnings, leading to the need to recognize an expense in its statement of income regarding the impairment in goodwill.

The Company may be unable to reduce its financial leverage, which could increase its cost of capital, in turn adversely affecting its financial condition or operating results.

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, which gave the Company access to financing at lower borrowing rates. In the beginning of December 2011, Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. With this upgrade from Moody’s, Gerdau currently has the Investment Grade of the three of principal rating agencies: Fitch Ratings, Moody’s and Standard & Poor’s.

The efforts to maintain operating cash generation and to reduce the indebtedness level helped the Company to maintain its credit risk, so that in 2012 the three agencies have issued reports reiterating the investment grade rating, with a stable outlook.

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

•                  the Company may be required to adjust the level of funds available for additions to fixed assets; and

•                  Pursuant to the Company’s financial agreements, the penalty for non-compliance with prescribed financial covenants can lead to a declaration of default by the creditors of the relevant loans. Furthermore, R$10.5 billion of the Company’s total indebtedness as of December 31, 2012 was subject to cross-default provisions, with threshold amounts varying from US$10.0 million to US$100.0 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances but doing so could increase the risks described above.

Unexpected equipment failures may lead to production curtailments or shutdowns.

The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce shipments and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additions to fixed assets to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.

The interests of the controlling shareholder may conflict with the interests of the non-controlling shareholders.

Subject to the provisions of the Company´s By-Laws, the controlling shareholder has powers to:

•                  elect a majority of the directors and nominate executive officers, establish the administrative policy and exercise full control of the Company´s management;

•                  sell or otherwise transfer the Company´s shares; and

•                  approve any action requiring the approval of shareholders representing a majority of the outstanding capital stock, including corporate reorganization, acquisition and sale of assets, and payment of any future dividends.

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

The main metal input for the Company’s mini-mills, which mills accounted for 76.2% of total crude steel output in 2012 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices, or reductions in market supply, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its Ouro Branco mill, and at its Barão de Cocais and Divinópolis mills in the state of Minas Gerais, as well as Siderperu mill, in Peru. Iron ore is also used to produce sponge iron at the Usiba mill in the state of Bahia.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. In 2012, this unit represented 51.0% of the total crude steel output (in volume) of the Brazil Business Operation. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the state of Minas Gerais, Brazil. To reduce the exposure to iron ore price volatility, the Company invested in the expansion of the production capacity of these mines, and at the end of 2012, reached 100% of the iron ore requirements of the Ouro Branco mill.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site, since the Ouro Branco mill requires coking coal to produce coke in its coking facility. The coking coal used in this mill is imported from Canada, the United States, Australia and Colombia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill, and an increase in prices could reduce profit margins. The Company does not have relevant long-term supply contracts for the raw materials it uses.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse affect.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents an important cost component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at the Company’s mills and power rationing or shortages, like those that occurred in Brazil in 2001, could adversely affect production at those units.

Natural gas is used in the reheating furnaces of the Company’s rolling mills. In the case of shortages in the supply of natural gas, the Company could in some instances use fuel oil, diesel or LPG.

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global steel demand. As a result, the Company’s financial condition and results of operations may be adversely affected.

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high risk real estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies.

The economic downturn and unprecedented turbulence in the global economy can negatively impact the consuming markets, affecting the business environment with respect to the following:

•                  Decrease in international steel prices;

•                  Slump in international steel trading volumes;

•                  Crisis in automotive industry and infrastructure sectors; and

•                  Lack of liquidity, mainly in the U.S. economy.

If the Company is not able to remain competitive in these shifting markets, our profitability, margins and income may be negatively affected. Although the demand for steel products from 2010 to 2012 had been experiencing gradual improvements, no assurance can be given that these improvements will continue through the next years. A decline in this trend could result in a decrease in Gerdau shipments and revenues.

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

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 5.8% in 2008, 4.3% in 2009, 5.8% in 2010, 6.3% in 2011 and 5.7% in 2012. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

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

The Brazilian real appreciated against the U.S. dollar by 4.3% in 2010. On December 31, 2011, the U.S. dollar/Brazilian real exchange rate was $1.00 per R$ 1.88, resulting in depreciation of 12.6% when compared to December 31, 2010. By the end of 2012 the Brazilian real had depreciated 8.9% against the U.S. dollar.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 11.8 billion at December 31, 2012, representing 80.3% of its gross indebtedness on a consolidated basis. On December 31, 2012, the Company held R$ 880 million in cash equivalents and short-term investments denominated in currencies different from the Brazilian real, intended to be invested in maintenance capital expenditure, new production capacity or working capital, in the same countries in which such amount is available, considering the Company´s significant foreign operations. Due to its tax planning policy, the Company does not intend to transfer material amounts between countries, using different currencies. Additionally, the Company does not have any material restriction on the transfer of cash and short-term investments held by foreign subsidiaries and the funds are readily convertible into other foreign currencies, including the Brazilian real.

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect the Company’s operating results.

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually could cause write-downs of its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies experienced a significant slow down, in turn affecting many other countries. Since the end of 2009, world steel demand and prices have been improving and the Company believes that this trend will continue throughout 2013. A material decrease in demand for steel or exports by countries not able to consume their production, could have a significant adverse effect on the Company’s operations and prospects.

Less expensive imports from other countries into Brazil may adversely affect the Company’s operating results.

Steel imports in Brazil caused downward pressure on steel prices in 2010, adversely affecting shipments and profit margins, especially in the fourth quarter. Competition from foreign steel producers is a threat and may grow due to an increase in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction of domestic steel demand in other markets, with these factors leading to higher levels of steel imports into Brazil at lower prices. Any change in the factors mentioned above, as well as in duties or protectionist measures could result in a higher level of imports into Brazil, resulting in pressures on the domestic prices that could adversely impact our business. During 2011 and 2012, as a result of higher international prices, the domestic price premium compared to the international price was reduced, avoiding thereby the importation of long steel products and permitting a recovery in the domestic market prices which had been pressured by increased raw material costs.

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

Our mining resources are estimated quantities of ore and minerals. There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. In addition, estimates of different engineers may vary. As a result, no assurance can be given that the amount of mining resources will be extracted or that they can be extracted at commercially viable rates.

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

Costs related to compliance with environmental regulations could increase if requirements become stricter, which could have a negative effect on the Company’s operating results.

The Company’s industrial units and other activities must comply with a series of federal, state and municipal laws and regulations regarding the environment and the operation of plants in the countries in which they operate.  These regulations include procedures relating to control of air emissions, disposal of liquid effluents and the handling, processing, storage, disposal and reuse of solid waste, hazardous or not, as well as other controls necessary for a steel company.

Moreover, environmental legislation establishes that the regular functioning of operations that pollute, have the potential to pollute or that cause any form of environmental degradation, is subject to environmental licensing. This licensing is required for initial installation and operation of the project, as well as any expansions performed, and the licenses must be renewed periodically.  Each of the licenses is issued according to the phase of the project’s implementation. In order for the license to remain valid, the project must comply with conditions established by the environmental licensing body.

Non-compliance with environmental laws and regulations could result in administrative or criminal sanctions and closure orders, in addition to the obligation of repairing damage caused to third parties and the environment, such as clean-up of contamination.  If current and future laws become stricter, spending on fixed assets and costs to comply with legislation could increase and negatively affect the Company’s financial situation.  Moreover, future acquisitions could subject the Company to additional spending and costs in order to comply with environmental legislation.

Laws and regulations to reduce greenhouse gases and other atmospheric emissions could be enacted in the near future, with significant, adverse effects on the results of the Company’s operations, cash flows and financial situation.

One of the possible effects of the expansion of greenhouse gas reduction requirements is an increase in costs, mainly resulting from the demand for renewable energy and the implementation of new technologies in the productive chain.  On the other hand, demand is expected to grow constantly for recyclable materials such as steel, which, being a product that could be recycled numerous times without losing its properties, results in lower emissions during the lifecycle of the product.

The Company expects operations overseas to be affected by future federal, state and provincial laws related to climate change, seeking to deal with the question of greenhouse gas (GHG) and other atmospheric emissions.  Thus, one of the possible effects of this increase in legal requirements could be an upturn in energy costs.

Layoffs in the Company’s labor force could generate costs or negatively affect the Company’s operations.

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

Steel imports in North America and Latin America have forced a reduction in steel prices in the last several years, adversely affecting shipments and profit margins. The competition of foreign steel producers is strong and may increase due to the increase in their installed capacity, the depreciation of the U.S. dollar and the reduced domestic demand for steel in other markets, with those factors leading to higher levels of steel imports into North and Latin America at lower prices. In the past, the United States government adopted temporary protectionist measures to control the import of steel by means of quotas and tariffs. Some Latin American countries have adopted similar measures. These protectionist measures may not be adopted and, despite efforts to regulate trade, imports at unfair prices may be able to enter into the North American and Latin American markets, resulting in pricing pressures that may adversely affect the Company’s results.

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

From 1901 to 1969, the Pontas de Paris nail factory grew and expanded its business into a variety of steel-related products and services. At the end of World War II, the Company acquired Siderúrgica Riograndense S.A., a steel producer also located in Porto

Alegre, in an effort to broaden its activities and provide it with greater access to raw materials. In February 1948, the Company initiated its steel operations, which foreshadowed the successful mini-mill model of producing steel in electric arc furnaces using steel scrap as the main raw material. At that time the Company adopted a regional sales strategy to ensure more competitive operating costs. In 1957, the Company installed a second unit in the state of Rio Grande do Sul in the city of Sapucaia do Sul, and in 1962, steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo, also in Rio Grande do Sul.

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

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay, followed in 1989 by the purchase of the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, including its 50% jointly-controlled entity interest in Gallatin Steel, a manufacturer of flat steel, and also operates 20 steel units and 62 fabrication shops and downstream operations.

In September 2005, Gerdau acquired 36% of the stock issued by Sipar Aceros S.A., a long steel rolling mill, located in the Province of Santa Fé, Argentina. This interest, added to the 38% already owned by Gerdau represents 74% of the capital stock of Sipar Aceros S.A. At the end of the third quarter of 2005, Gerdau concluded the acquisition of a 57% interest in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, the Company purchased an additional interest of 40%, for $107.2 million (R$ 188.7 million on the acquisition date).

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

In March 2006, the assets of two industrial units were acquired in the United States. The first was Callaway Building Products in Knoxville, Tennessee, a supplier of fabricated rebar to the construction industry. The second was Fargo Iron and Metal Company located in Fargo, North Dakota, a storage and scrap processing facility and service provider to manufacturers and construction companies.

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

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for $60.6 million (R$ 134.9 million). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 33% of the total capital stock, for $40.5 million, totaling $101.1 million (R$ 219.8 million). This acquisition added to the interest already acquired earlier in the year, for an interest of 83% of the capital stock of Siderperú. Siderperú operates a blast furnace, a direct reduction unit, a melt shop with one electric arc furnaces and two LD converters and three rolling mills.

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

In March 2007, Gerdau acquired Siderúrgica Tultitlán, a mini mill located in the Mexico City metropolitan area that produces rebar and profiles. The price paid for the acquisition was $259.0 million (R$ 536.0 million).

In May 2007, Gerdau acquired an interest of 30% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic, that produces rolled products. This partnership allowed the Company to access the Caribbean market. The total cost of the acquisition was $42.9 million (R$ 82.0 million). In July 2007, the Company acquired an additional interest of 19% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was $72.0 million (R$ 135.2 million).

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela. The total cost of the acquisition was $92.5 million (R$ 176.2 million).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a jointly-controlled entity for an investment in Tadipatri, India. The jointly-controlled entity included an interest of 45% in Kalyani Gerdau Steel Ltd., a producer of steel with two LD converters, one continuous casting unit and facilities for the production of pig iron. The agreement provides for shared control of the jointly-controlled entity, and the purchase price was $73.0 million (R$ 127.3 million). In May 2008, Gerdau announced the conclusion of this acquisition. On July 7, 2012, the Company obtained control of Kalyani Gerdau Steel Ltds (KGS), which the Company had an interest of 91.28% as of the control acquisition date. In 2012, until the date the Company acquired control over KGS, the Company made capital increases in KGS, which resulted in an increase of shareholding interest held on December 31, 2011 from 80.57% to 91.28%.

In September 2007, Gerdau Ameristeel concluded the acquisition of Chaparral Steel Company, increasing the Company’s portfolio of products and including a comprehensive line of structural steel products. Chaparral operates two mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The total cost of the acquisition was $4.2 billion (R$ 7.8 billion), plus the assumption of certain liabilities.

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

In the same month, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles). The acquisition price was $110.7 million (R$ 186.3 million). In February 2008, the Company announced the conclusion of this acquisition.

In November 2007, Gerdau entered into a binding agreement for the acquisition of the steel company MacSteel from Quanex Corporation. MacSteel is the second largest producer of Special Bar Quality (SBQ) in the United States and operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan, Ohio, Indiana and Wisconsin. The agreement did not include the Building Products business of Quanex, which is an operation not related to the steel market. The purchase price for this acquisition was $1.5 billion (R$ 2.4 billion) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April 2008.

In January 2008, Gerdau acquired an additional interest of 40% in the capital of Diaco S.A. for $107.2 million (R$ 188.7 million on the date of the acquisition), increasing its interest to 99% of the capital stock, a figure that also takes into consideration the dilution of the non-controlling interests, which explains the higher percentage in comparison with the percentages of the two major acquisitions made.

In February 2008, Gerdau invested in the verticalization of its businesses and acquired an interest of 51% in Cleary Holdings Corp. for $ 73.0 million (R $ 119.3 million). The Company controls a metallurgical coke producer and coking coal reserves in Colombia. In August 2010, Gerdau S.A. concluded the acquisition of an additional 49% of the total capital of Cleary Holdings Corp. for $ 57 million.

In April 2008, Gerdau entered into a strategic partnership with Corporación Centroamericana del Acero S.A., assuming a 30.0% interest in the capital of this company. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize. The price of the acquisition was $180 million (R$ 303.7 million).

In June, 2008, the parent company Metalúrgica Gerdau S.A. acquired a 29% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, Metalúrgica Gerdau S.A. issued debentures to be exchanged for Gerdau S.A.’s common shares. In December, 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación Sidenor S.A. was transferred to direct control of Gerdau S.A., for US$ 218 million (R$ 384 million), which then owned a total 59% stake in Aços Villares S.A. In December 30, 2010, Gerdau S.A. and Aços Villares S.A. shareholders approved the merger into Gerdau S.A. of Aços Villares S.A.

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

On October 21, 2010, Gerdau S.A. concluded, through its wholly-owned subsidiary Gerdau Ameristeel, the acquisition of Tamco, a company based in the state of California. TAMCO is a mini-mill that produces rebar and is one of the largest producers on the West Coast of the United States, with annual capacity of approximately 500,000 tonnes. The acquisition price was approximately US$ 166.4 million (R$ 283.1 million).

On December 30, 2010, the shareholders of Gerdau S.A. and Aços Villares S.A. approved the merger of Aços Villares S.A. with Gerdau S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the Brazilian stock exchange. Following the issue of new shares under the merger, on February 28, 2011, the capital stock of Gerdau S.A. was represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing installations and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to the World Steel Association, in 2011 (last information available), 29.3% of the total crude steel production in the world was through mini-mill process and the remaining 70.7% was through the integrated process.

Crude Steel Production by Process in 2011*

	Crude Steel Production (in million	Production by Process (%)
Country	tonnes)	Mini-mill	Integrated
World	1,514	29.3%	70.7%
China	684	10.4%	89.6%
Japan	108	23.1%	76.9%
U.S.A.	86	60.3%	39.7%
India	71	61.9%	38.1%
Russia	69	26.9%	73.1%
S. Korea	69	38.6%	61.4%
Germany	44	32.1%	67.9%
Ukraine	35	4.5%	95.5%
Brazil	35	25.0%	75.0%

Source: worldsteel/monthly statistics

*Last information available

Over the past 15 years, according to worldsteel, total annual crude steel production has grown from 777 million tonnes in 1997 to 1,548 million tonnes in 2012, for an average annual increase of 4.7%, with a large part of this growth occurring after 2000.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 2.0% from 1,517.9 million tonnes in 2011 to 1,547.8 million tonnes in 2012, with a 2.6% growth in Asia, 2.5% in North America and 5.3% in the Middle East.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China’s crude steel production in 2012 reached 716.5 million tonnes, an increase of 3.1% over 2011. This was a record annual crude steel production figure for a single country. In 2012, China’s share of world steel production was 46.3% of world total crude steel.

Crude Steel Production by Country in 2012 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 1,012.7 million tonnes of crude steel in 2012, an increase of 2.6% compared to 2011, its share of world steel production amounted to 65.4% in 2012. Japan produced 107.2 million tonnes in 2012, which was only a slight decline from 2011. India’s crude steel production was 76.7 million tonnes in 2012, a 4.3% increase compared with 2011. South Korea showed an increase of 1.2%, produced 69.3 million tonnes in 2012.

The EU-27 registered a reduction of 4.7% compared to 2011, with a production of 169.4 million tonnes of crude steel in 2012. The only country which had an increase in the crude steel production in 2012 was the United Kingdom, producing 9.8 million tonnes, a 2.9% increase compared to 2011.

In 2012, crude steel production in North America was 121.9 million tonnes, an increase of 2.5% compared with 2011. The United States produced 88.6 million tonnes of crude steel, 2.5% higher than 2011.

The CIS showed a crude steel production decrease of 1.2% in 2012. Russia produced 70.6 million tonnes of crude steel, an expansion of 2.5%, while Ukraine recorded a decrease of 6.9% with year-end figures of 32.9 million tonnes.

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

In 2012, Brazil maintained its position as the world’s 9th largest producer of crude steel, with a production of 34.7 million tonnes, a 2.2% share of the world market and 73.9% of the total steel production in Latin America during that year.

Total sales of Brazilian steel products were 30.9 million in 2012, 31.7 million tonnes in 2011 and 29.5 million tonnes in 2010, exceeding domestic demand of 25.4 million in 2012, 25.2 million in 2011 and 26.6 million tonnes in 2010. In 2012, total steel sales in the domestic market remained relatively flat with 2011, increasing only 0.5%, from 20.9 million tonnes to 21.0 million tonnes.

The breakdown of total sales of Brazilian steel products in 2012 was 62.5% or 19.3 million tonnes of flat steel products, formed by domestic sales of 11.3 million tonnes and exports of 8.0 million tonnes. The other 37.5% or 11.6 million tonnes represented sales of long steel products, which consisted of domestic sales of 9.7 million tonnes and exports of 1.9 million tones.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2012, Brazilian GDP increased by 1.0%, increased by 2.7% in 2011 and grew by 7.5% in 2010.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2012, Brazilian steel exports totaled 9.9 million tonnes, representing 32.0% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 6.9 million tonnes in 2012, 7.3 million tonnes in 2011 and 5.5 million tonnes in 2010, representing 69.7%, 68.0% and 59.8% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2011, imports fell to 3.8 million tonnes, representing 15.1% of apparent domestic consumption, and in 2012 imports remained at 3.8 million tonnes, representing 15.0% of apparent domestic consumption.

Raw materials - One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore from small miners in Brazil is very competitive if compared to the cost of iron ore in China and in the United States.

In Brazil, most of the scrap metal utilized by the steel mills comes from the state of São Paulo. The mill suppliers deliver scrap metal derived from obsolete products directly to the steel mills.

Brazil is a net producer of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by several small producers. In Brazil, the price of pig iron is related to the cost of the thermal-reducer, an important input and the most volatile component in pig iron’s production cost. When the price of the thermal-reducer is high, coking coal can be used as a substitute and, although more expensive, it produces more pig iron. Practically all the coking coal is imported because domestic supplies are considered low quality.

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

The North American steel industry has experienced a significant amount of consolidation in the last decade. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill in November 2004, Sheffield Steel Corporation in 2006 and Chaparral Steel Company in September 2007, have further contributed to this consolidation trend. Since the beginning of 2007, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc., United States Steel Corporation acquired Stelco Inc., and Arcelormittal Inc. acquired Bayou Steel Corporation..

The creation of larger and more efficient steel producers resulting from consolidation in the steel industry has strongly contributed to the maintenance of profitability in the long-term. As a result, the remaining steel producers have become better positioned to tailor production capacity to market demand and have benefited from scale efficiencies. Such factors have improved steel producers’ ability to reduce costs, negotiate raw material contracts and better respond to the cyclical nature of the steel industry. In addition, the increase in domestic competition from imports observed in early 2000 has diminished, primarily in response to higher steel prices globally, higher transportation costs resulting from fuel price increases and a weaker U.S. dollar.

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Additionally, through the same period, the domestic U.S. market experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the automotive sector.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Chile, Colombia, Spain, the United States, Guatemala, India, Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of special long steel in the world. With over 45,000 workers, industrial operations in 14 countries in the Americas, Europe, and Asia, and combined annual steel production capacity of over 25 million tonnes. Gerdau is the largest recycler in Latin America and, in the world, transforms millions of tonnes of scrap into steel every year, working to strengthen its commitment to sustainable development in the various regions where it has operations. With more than 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

According to the Brazilian Steel Institute (Instituto Aço Brasil), Gerdau is Brazil’s largest producer of long rolled steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and has been classified by worldsteel as the world’s 14th largest steel producer based on its consolidated crude steel production in 2011 (last information available).

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates four integrated steel mills, including its largest mill, Ouro Branco, an integrated steel mill located in the state of Minas Gerais. The Company currently has a total of 61 steel producing facilities globally, including jointly-controlled entities and associate companies. The jointly-controlled entity Gallatin Steel Company, is located in the United States and produces flat rolled steel. The associate companies are Aceros Corsa in Mexico, Corporación Centroamericana del Acero in Guatemala and INCA in the Dominican Republic.

As of December 31, 2012, total consolidated installed capacity, excluding the Company’s investments in jointly-controlled entities and associate companies, was 25.7 million tonnes of crude steel and 21.5 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 53.1 billion, consolidated net sales of R$ 38.0 billion, total consolidated net income (including non-controlling interests) of R$ 1.5 billion and shareholders’ equity (including non-controlling interests) of R$ 28.8 billion.

Gerdau offers a wide array of steel products, which are manufactured according to an extensive variety of customer specifications. Its product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry such as rods and structural bars, finished products for consumer goods industry such as commercial rolled steel bars and machine wire and products for farming and agriculture such as poles, smooth wire and barbed wire. Gerdau also produces special steel products, , normally with a certain degree of customization, utilizing advanced technology, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant and increasing portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America, Europe and Asia. The Company began its expansion into North America in 1989, when consolidation in the global steel market effectively began. The Company currently operates 19 steel production units in the United States and Canada, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rods, commercial rolled steel bars, extruded products and beams.

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

Through its subsidiaries and affiliates, the Company also engages in other activities related to the production and sale of steel products, including: reforestation; electric power generation projects; coking coal, iron ore and pig iron production; as well as fab shops and downstream operations.

Operations

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries. Shipments by the Company’s Brazilian operations include both domestic and export sales. Most of the shipments by the Company’s business operations in North and Latin America (except Brazil) are aimed at their respective local markets.

The Company’s corporate governance establishes a business segmentation, as follows:

•                  Brazil (Brazil Business Operation) — includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•                  North America (North America Business Operation) — includes all North American operations, except Mexico and special steel;

•                  Latin America (Latin America Business Operation) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operations in Colombia;

•                  Special Steel (Special Steel Business Operation) — includes the special steel operations in Brazil, Spain, United States and India.

Since 2012, the Colombian metallurgical coal and coke operation, which was previously reported in the Latin America Business Operation, has been consolidated into the Brazil Business Operation. This change stems from the strategic decision to integrate this coal and coke operation with Gerdau Açominas, due to its increasing relevance in providing metallurgical coal to this mill.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations (*)	Year ended December 31,
(1,000 tonnes)	2012	2011	2010
TOTAL	18,594	19,164	17,363
Brazil	7,299	7,649	7,167
North America	6,472	6,564	5,857
Latin America	2,707	2,641	2,211
Special Steel	2,657	2,964	2,796
Eliminations and Adjustments	(541)	(654)	(668)

(*) The information does not include data from jointly-controlled entities and associate companies.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (*)	Year ended December 31,
(R$ million)	2012	2011	2010
TOTAL	37,982	35,407	31,393
Brazil	14,100	13,933	13,430
North America	12,450	10,811	9,026
Latin America	4,964	4,015	3,151
Special Steel	7,389	7,516	6,855
Eliminations and Adjustments	(921)	(868)	(1,069)

(*) The information does not include data from jointly-controlled entities and associate companies.

Brazil Business Operation

The Brazil Business Operation minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecast monthly based on historical data for the three preceding months. Brazil Business Operation uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil Business Operation, sales volume in 2012 decreased by 4.6% from 2011. Domestic sales volume grew by 4.7%, in the same period, influenced by good demand in the civil construction industry. In the Brazil Business Operation, the civil construction industry has played an important role in maintaining demand. According to Sinduscon, the civil construction industry’s GDP is expected to grow by 3.5% in 2013, which indicates strong demand in this industry in the Brazilian market.

In 2012, more than 20% of the production sold in Brazil was distributed through Comercial Gerdau, the Company’s largest distribution channel, with 88 stores throughout Brazil, 23 fabricated reinforcing steel facilities (Prontofer) and five flat steel service centers, serving more than 110,000 customers in the year. Another important distribution channel is the independent’s network, formed by more than 14,000 points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Company employees and authorized sales representatives working on commission. This Business Operation has annual crude steel installed capacity of 9.1 million tonnes and 5.3 million tonnes of finished steel products.

North America Business Operation

The North America Business Operation has annual production capacity of 9.9 million tonnes of crude steel and 9.2 million tonnes of finished steel products. It has a vertically integrated network of 19 steel units and one jointly-controlled entity for the operation of a mini-mill, 23 scrap recycling facilities, 62 downstream operations (including three jointly-controlled entities) and fabshops. North America Business Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

The mills of this business operation manufacture and commercialize a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. Some of these products are used by the downstream units to make products with a higher value-add, which consists of the fabrication of rebar, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and wire drawing.

The downstream strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery is provided to meet their reinforcing steel needs and construction schedules.

In general, sales of finished products to U.S. customers are centrally managed by the Tampa sales office while sales to Canadian customers are managed by the Whitby sales office. There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Texas for managing sales of structural products. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the Company’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

At the North America Business Operation, shipments were relatively flat, going from 6.6 million tonnes in 2011 to 6.5 million tonnes in 2012. The gradual recovery in shipments observed in the first nine months of the year (+3.2% when compared to first nine months of 2011) was not sustained in the fourth quarter, mostly due to uncertainty over fiscal policy in the United States and to the more severe winter in 2012 compared to 2011. According to worldsteel, the NAFTA region is expected to register growth of 3.6% in apparent steel consumption in 2013, which indicates good demand in this market.

The North America Business Operation accounted for 34.8% of overall Gerdau sales volumes. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin America Business Operation

The Latin America Business Operation comprises 17 steel facilities (including jointly-controlled entities and associate companies), 46 retail facilities, 24 fab shops (including jointly-controlled entities and associate companies) and 11 scrap processing facilities (including associate companies) located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 3.3 million tonnes of finished steel products. The Latin American operation accounted for 14.6% of overall Gerdau sales volumes, representing 2.7 million tonnes of finished products in 2012, a 2.5% increase compared with 2011. The main representative countries in the Latin America Business Operation are Chile,

Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

Chile - AZA was acquired in 1992, and has installed capacity of 490,000 tonnes of crude steel and 470,000 tonnes of rolled steel. This unit produces rebar, merchant bars, wire rods, nails, wires and screens, which are commercialized, primarily, in the domestic market. Gerdau in Chile sells its products to more than 150 clients, including distributors and end-users.

Colombia - Diaco was acquired in September 2005, and the Company believes to have a market share of 28% of the Colombian common long steel market. The Company believes it to be the largest producer of steel and rebar in Colombia, selling its products through distributors and clients (end-users) in civil construction, industry and others. Colombian units have annual installed capacity of 710,000 tonnes of crude steel and 865,000 tonnes of rolled products.

Peru - Siderperú was acquired in June of 2006 and is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 500 clients in the construction, manufacturing and mining sectors and has more than 130 distributors. Siderperú has annual installed capacity of 650,000 tonnes of crude steel and 960,000 tonnes of rolled products.

Mexico - Located in the Mexico City metropolitan area, Sidertul produces rebar and structural shapes, which are primarily used in the domestic market. The company sells its products to clients and distributors from the construction and manufacturing sectors. Sidertul sells products to approximately 250 clients and has annual installed capacity of 500,000 tonnes of crude steel and 450,000 tonnes of rolled products.

Special Steel Business Operation

The Special Steel Business Operation is composed of the operations in Brazil (Charqueadas, Pindamonhangaba, Mogi das Cruzes and Sorocaba), in the United States (Fort Smith, Jackson and Monroe), in Spain (Basauri, Reinosa, Azkoitia and Vitoria) and India. This operation produces engineering steel (SBQ), tool steel, stainless steel, rolling mill rolls, large forged and casted engineering pieces. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as micro-alloyed steel for high-power and low-emissions diesel engines, clean steel for application in bearings, and steel with improved machining characteristics that allows higher machining speeds and lower tooling replacement, among others.

The Special Steel Business Operations recorded a decrease of 10.4% in sales volume in 2012 compared to the prior year. The reduction in shipments occurred primarily at the units in Brazil and Spain. In Brazil, a significant factor driving the shipment reduction was the pull forward of heavy vehicle production that occurred in late 2011, ahead of the new “Euro 5” regulation for diesel engines that took effect in January 2012. In Spain, the lower special steel shipments reflected the effects from Europe’s economic crisis.

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

In Europe, Gerdau special operations are located in Spain (Basauri, Reinosa, Azkoitia and Vitoria), which sells special steel to the entire continent. This operation has more than 450 clients located mainly in Spain, France, Germany and Italy, and has an annual installed capacity of 1.0 million tonnes of crude steel and 1.1 million tones of rolled products.  The operation also has five downstream operations located in Spain.

In North America, Gerdau maintains a presence in United States (Fort Smith, Jackson and Monroe), being the largest supplier of special steel bars in the country. The operation has three mini-mills and six downstream operations. The operation has an annual installed capacity of 1.6 million tonnes of crude steel and 1.3 million tonnes of rolled products and has more than 240 customers located mainly in the United States, Canada and Mexico.

There are commercial and operational synergies among the units in this business operation through centralized marketing and production strategies.

Exports

The international steel industry underwent several changes in 2012. The economic crisis in the Eurozone and the slowdown in economic growth in the main emerging economies created market instability during almost the whole year on account of the lack of consumer confidence. Another important factor that hampered a consistent recovery in international steel prices during 2012 was the surplus global production vis-à-vis consumption. Currently, there is surplus production capacity worldwide, reaching 542 million tonnes this year and which could be even higher in 2013. This surplus capacity should be matched by consumption only in about 5 to 7 years.

In 2012, Brazil continued to be Gerdau’s main origin of exports, accounting for more than 80% of total exports, totaling 2.0 million tonnes, generating net revenue of R$ 2,259 million in the year. The United States accounted for 16.4% of total exports, increasing from 14.6% in 2011.

The main destination for the exports in 2012 was South America, substantially leveraged by intercompany exports. North America, Asia and Central America came next in the order, followed by Europe, Africa and the Middle East, which jointly received 10% of the exports.

Gerdau exports almost its entire product line and most of its exports in 2012 were concentrated in billets and slabs.  The highlight of this year was the export of structural profiles, the third most exported product, with more than 80% of the export volume coming from the United States.

The export strategy drawn up by Gerdau International Trade (GIT) has enabled Gerdau to build a diversified base of customers around the world, which will be fundamental for meeting the challenges in 2013.

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports by Destination	2012	2011	2010
Total including shipments to subsidiaries (1,000 tonnes)	2.413	3.071	2.907
Africa	1%	7%	3%
Central America	12%	12%	9%
North America	28%	19%	19%
South America	29%	23%	26%
Asia	21%	31%	34%
Europe	5%	7%	5%
Middle East	4%	1%	4%

The North America Business Operation exported around 396,000 tonnes, accounting for 6.1% of the total sales in this operation in 2012. Latin America Business Operation exported about 38,000 tonnes, accounting for 1.4% of the total sales of this operation in 2012.

Products

The Company supplies its customers with a wide range of products from five major product lines:

Crude Steel (Billets, Blooms and Slabs)

Crude steel products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebar and merchant bars. They are the main product of the Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products, and mainly used to produce hot and cold rolled coils, heavy slabs and profiles.

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

Special Steel Products

Special or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Pindamonhangaba, Mogi das Cruzes, Sorocaba and Charqueadas units in Brazil, at Basauri, Azkoitia and Vitória units in Spain, at the Fort Smith, Jackson and Monroe units in the United States and in India.

In the United States, Gerdau produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, which are mainly manufacturers.

Flat Products

The Company’s Ouro Branco mill produces slabs, which are rolled into flat products such as hot and cold steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its five flat steel service centers.

Gerdau also supplies flat steel to its customers through its jointly-controlled entity Gallatin located in Kentucky, United States. Gallatin is a jointly-controlled entity with ArcelorMittal, Canada, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year. Both partners in the jointly-controlled entity have a 50.0% stake.

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 50 mini-mills worldwide (excluding jointly-controlled entities and associate companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

The Company operates four integrated mills, of which three are located in Brazil and one in Peru. The Ouro Branco mill is the largest integrated facility the Company operates. Although it produces steel using a blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

The Company’s steelmaking process in integrated facilities consists of four basic processes: raw material preparation, pig-iron production, steel production and production of semi-finished products (billets, blooms and slabs). In the primary stage of iron making, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both a fuel and a reducing agent in this process. The Company’s blast furnaces have installed capacity of 5.9 million tonnes of liquid pig iron per year.

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

Gerdau also owns specialized terminals for iron ore deliveries that supply its steel units in the state of Bahia, Brazil and in Peru. Additionally, the Company is currently in progress with a project and construction of a new export terminal for coal in Colombia.

Competition

The steel market is divided into manufacturers of long steel products, flat steel products and special steel.

The Company operates in the long steel market, which is the most important market for Gerdau, by supplying to the following customer segments: (i) construction, to which it supplies rebar, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery, agricultural equipment, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural installations and reforestation projects. In North America, the Company also supplies customers with special sections, including elevator guide rails and super light beams. The Company also provides its customers with higher value-added products at rebar fabrication facilities.

The Company operates in the flat steel market through its Ouro Branco mill that produces slabs, which are used to roll flat products such as hot and cold rolled steel coils, heavy plates and profiles. In addition, the Company’s distribution subsidiary, Comercial Gerdau, resells flat steel products manufactured by other Brazilian steel producers, adding further value through additional processing at its five flat steel service centers. Gerdau also supplies flat steel to its customers, in North América, through its jointly-

controlled entity Gallatin. Gallatin is a jointly-controlled entity with ArcelorMittal, a leading flat steel producer, and has nominal installed capacity of 1.4 million tonnes of flat steel per year.

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil, United States, Spain and India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2012, the Company was the largest Brazilian crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, ArcelorMittal Brasil was the second largest crude steel producer in Brazil during 2012.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2012*	2011	2010
Gerdau	23.6	25.0	24.8
ArcelorMittal Brasil	22.5	25.4	30.7
Usiminas	20.6	19.0	22.2
CSN	14.4	13.8	14.9
CSA	10.1	8.9	0.0
Others	8.7	7.9	7.4
Total	100.0	100.0	100.0

Source: IABr - Instituto Aço Brasil

(*) Preliminary figures

World common long rolled steel demand is met principally by steel mini-mills and, to a much lesser extent, by integrated steel producers. In the Brazilian market, no single company competes against the Company across its entire product range. The Company has been facing some competition from long steel products imports, mainly coming from Turkey, with more extension from 2010. The Company believes that the diversification of its products, the solution developed by its fab shops units and the decentralization of its business provide a competitive edge over its major competitors.

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

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes to be the second largest mini-mill steel producer in North America, with annual nominal capacity of 9.9 million tonnes of crude steel and 9.2 million tonnes of rolled products.

Gerdau’s geographic market in north america encompasses primarily the United States and Canada. The Company faces substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Selkirk, Midlothian, Jacksonville, Jackson, Cartersville and Petersburg mini-mills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expenses are limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

The Company’s principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc., and ArcelorMittal Inc. Gallatin Steel competes with numerous other integrated and mini-mill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau believes it distinguishes itself from many of its competitors due to the Company’s large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. The Company believes it produces one of the largest ranges of bar products and shapes. The Company’s product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.

In Latin America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 75% of shipments from Gerdau’s Latin American Operation originate from Chile, Peru, Colombia and Mexico. In this market, the main barriers faced by Gerdau sales are freight and transportation costs and the availability of imports. The main products sold in the Latin American market are the constructions, mechanic, agriculture and mining markets. The Company believes to have 30% stake in the steel market in Chile, 30% stake in Colombian steel market and approximately 36% stake in the long product segment in Peru.

The Special steel operations in Spain has approximately 8% stake of the special steel market in Europe; in United States, the Company believes to have more than 20% of the special steel market; and in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 74%.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Throughout 2010 and 2011, the world steel demand and prices have been improving if compared to the beginning of 2009, however in 2012 there was a new cycle of reduction in the world’s steel demand and prices, due to the deepening in the European economic crisis. The Company believes that in  2013 the world steel market should show a gradual recovery. A material decrease in demand for steel or exports by countries who are not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

In the Company’s Brazilian and Latin American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity. In the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower shipments. In the Company’s Special Steel Operations, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

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

Brazil and Special Steel Business Operations - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

In the Ouro Branco mill the main raw materials of this unit include: (i) coal imported from Canada, Australia and the United States, anthracite from Vietnam and the Ukraine and coke petroleum purchased from Petrobras; (ii) ferroalloys, of which 90.0% are purchased in the domestic market; and (iii) iron ore, which is partially produced from its own mines and partially supplied by medium and small sized mining companies, most of them strategically located close to the plant. Due to its size, the Ouro Branco mill utilizes long-term contracts to guarantee raw material supplies.

North America Business Operation - The main input used by the Company’s mills in North America is ferrous scrap, and  has consistently obtained adequate supplies of raw materials, not depending on a smaller number of suppliers. Due to the fact that the United States are one of the largest scrap exporters in the world, the prices of this raw-material, in this country,  may fluctuate according to supply and demand in the world’s scrap market.

Latin America Business Operation - The main input used by the Company’s mills in Latin America is ferrous scrap. The Latin American Operation is exposed to market fluctuations, varying its prices according to each local market.

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

In 2012, Gerdau utilized more than 15 million tonnes of scrap, accounting for significant gains through increasingly competitive operating costs.

Because scrap is one of its main raw materials for steel production, Gerdau is dedicated to improving its supply chain in various countries, aiming to develop and integrate micro and small suppliers to the Company’s business. In Brazil, about 80% of scrap suppliers are captive, which means, small scrap collectors who sell all their raw material to Gerdau, thus providing a competitive cost to the Company. In North America, the captive suppliers represent approximately 30%.

Brazil and Special Business Operations - The price of scrap in Brazil varies by region, depending upon local supply and demand, and transportation costs. The Southeast region is the most industrialized in the country, generating the highest volume of scrap. Due to the high concentration of players in this region, the competition is more intense.

The Company also has six shredders, including a mega-shredder at Gerdau Cosigua in Rio de Janeiro capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

At Gerdau Special Steel Europe, industrial scrap is the main type of raw material used in the Spanish operation.

North America Business Operation - Ferrous scrap is the primary raw material in this Business Operation. It is a commodity whose availability varies in accordance with the level of economic activity, seasonality, export levels, and price fluctuations. Twelve of the Gerdau North America Business Operation’s mini-mills have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Given the fact that not all of the scrap it consumes is sourced from its own scrap yards, it buys residual requirements in the market either directly or through dealers that source and prepare scrap.

All of the production facilities in North America are mini-mills, in which operating results are closely linked to the cost of ferrous scrap and scrap substitutes, the primary input of mini-mills. Ferrous scrap prices are relatively higher during winter months due to the impact of weather on collecting and supplying efforts. More than half of all steel products in North America are currently made in electric arc furnaces using ferrous scrap. Prices for ferrous scrap are subject to market forces largely beyond the Company’s control, which include demand from U.S. and international steel producers, freight costs and speculation.

Latin America Business Operation - The price of scrap in Latin America varies in accordance with demand, transportation cost and region.

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

In Brazil, the Company does not have any Brazilian contracts for the supply of pig iron, negotiating amounts and delivery conditions directly with suppliers. The price of pig iron may fluctuate in line with its international market price, given that a large portion of production in Brazil is exported.

North America Business Operation - Scrap availability is a major factor in Gerdau North America Business Operation. Sponge iron and pig iron can substitute a limited portion of the ferrous scrap used in electric arc furnace steel production. Gerdau does not utilize significant quantities of scrap substitutes in its North American mini-mills, except for pig iron that, due to its chemical properties, is used in the unit at Beaumont, Texas, and to produce some special sections.

Iron Ore

Iron ore is the main input used to produce pig iron at Gerdau’s blast furnace mills located in the state of Minas Gerais, southeastern Brazil. The pig iron is used in the melt shops together with scrap, to produce steel.

Iron ore is purchased in its natural form as lump ore, pellet feed or sinter feed, or agglomerated as pellets. The lump ore and pellets are loaded directly into the blast furnace, while the sinter feed and pellet feed need to be agglomerated in the sinter plant and then loaded into the blast furnace, to produce pig iron. The production of 1.0 ton of pig iron requires about 1.7 tonnes of iron ore.

Iron ore consumption in Gerdau mills in Brazil amounted to 7.5 million tonnes in 2012, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

Other Inputs

In addition to scrap, pig iron, sponge iron and iron ore, Gerdau’s operations use other inputs to produce steel such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. All of these inputs are readily available in Brazil. Additional inputs associated with the production of pig iron are thermal-reducer, which is used in blast furnace mills, and natural gas, which is used at the DRI unit.

Ouro Branco mill’s important raw materials and inputs also include solid fuels, comprising the metallurgical coal, used in the production of coke and also for the blast furnace pulverized injecting, this last one providing increase in productivity and consequently reduction in the final cost of pig iron. Besides the metallurgical coal, the Company also uses the anthracite, solid fuel used in the production of sinter. The gas resulting from the production of coke and pig iron are reused for generation of thermal energy that can be converted in electric energy for the mill.

Gerdau has a coke production facility in Colombia with annual production capacity of 550,000 tonnes and coking coal resources estimated at 20 million tonnes. Throughout 2012, the Company began the development of a new solid fuel customized at this facility, new coking coals and for injection, used in Ouro Branco mill, specific cokes for tests in plants equipped with smaller blast furnaces, which uses charcoal as a traditional fuel, as well as cokes for other applications.

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

Energy Requirements

Steel production is a process that consumes large amounts of electricity, especially in electric arc mills. Electricity represents an important role in the production process, along with natural gas, which is used mainly in furnaces to re-heat billets in rolled steel production.

In Brazil, electricity is currently supplied to the Company’s industrial units under two types of contracts:

•                  Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Charqueadas, Vila Guaíra, Água Funda, Usiba, Açonorte and Sorocaba. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).

•                  Contracts in the Free Market Environment in which Gerdau is a “Free Consumer” are used at the following units: Araçariguama, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, Araucária, São José dos Campos, Pindamonhangaba and Mogi das Cruzes. These units have power purchase agreements contracted directly with power generation companies and/or energy traders, with prices defined and adjusted according to rules predetermined by the parties. The transmission and distribution rates are regulated by ANEEL and revised annually. Ouro Branco mill generates approximately 70% of its electricity needs internally, using gases generated by the steelmaking process. This keeps its exposure to the energy market significantly lower than in the case of mini-mills.

Under Law No. 12,783, of January 11, 2013, the Brazilian Government issued a new electricity policy in order to regulate the renewal of the expiring transmission and generation concessions along with a sector charges reduction.

The Company currently holds the following power generation concessions in Brazil:

•                  Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Desenvix (2.2%).

•                  Caçu and Barra dos Coqueiros hydroelectric power plants, located in the state of Goiás (Brazil), with total installed capacity of 155MW and started its operations in 2010, with all power made available to the units located in Brazil’s Southeast.

•                  Gerdau also holds the concession to implement São João — Cachoeirinha Hydroelectric Plant Complex located in Paraná state. The complex will have total installed capacity of 105 MW. It is currently waiting the granting of the environmental licenses.

The terms of the aforementioned generation concession agreements are for 35 years as of the signature of the agreement. As such: UHE Dona Francisca expires in 2033 and UHEs Caçu and Barra dos Coqueiros and UHEs São João - Cachoeirinha expire in 2037.

The supply of natural gas to all Brazilian units is regulated and performed under long-term contracts. Barão de Cocais and Divinópolis units do not have access to natural gas supplies. Ouro Branco unit has a new Natural Gas supply contract signed in 2012, to partly substitute PCI vaporized coal injection in its blast furnaces.

In Spain the new energy contract will start in January 2013. The price of energy is related to the spot market, with the option of fixing the price by Gerdau. The natural gas contract also starts in January 2013.

In North America, there are essentially two types of electricity markets, regulated and deregulated. In the regulated market, agreements are approved by Public Utility commissions and are subject to an approved rate of return. These regulated rates are specific to a local utility and generally reflect the utility’s average fuel costs. In the deregulated markets, the price of electricity is set by the marginal resource and fluctuates with demand. Natural Gas in North America is completely deregulated.

In Colombia, the electricity agreement started in 2009. It is under renewal process, through spot versus fixed price contracting based on expectations of market volatility. The natural gas agreements were signed in 2011 and are also in renegotiation, based on the regulatory changes and the market mechanism under discussion.

In Chile, Gerdau AZA renegotiated a medium term electricity agreement. It was signed a new agreement for the supply of natural gas from the second half of 2009, with an automatic annual renewal, based on imports of liquefied natural gas (LNG) to a lower prices compared to alternative fuels.

In Uruguay, electricity is purchased under long-term agreements. Natural gas is purchased from Montevideo Gas and the prices are set by the Argentinean export tariffs (Fuel Oil as substitute).

In Peru electricity is purchased under a long-term agreement. The plant receives CNG (Compressed Natural Gas) for major part of their needs and the supply is done through trucks.

Argentina utilize natural gas (LPG - Liquefied petroleum gas - as a substitute). The natural gas supply contract expires in May 2013 and has an automatic renewal.

In 2008, Gerdau Sipar signed a long term contract to supply the new plant´s power requirements. In view of the postponement of this project in May 2010, this contract was renegotiated.

A new power purchase agreement in the Dominican Republic was closed in 2009. Beginning in 2011, the unit receives LNG (liquefied natural gas) through trucks.

In Mexico, electricity is purchased under a long-term agreement, and the tariffs are set by the state company CFE (Companía Federal de Electricidad). The natural gas agreements have the duration of 5 years. Nowadays Mexico is facing a temporary period of restriction of NG supply.

In India the electricity sector is under rationing. The deficit not supplied by the distribution company can be purchased through power exchange (short term contracts) or bilateral contracts.

Technology and Quality Management

All Gerdau mills have a Quality Management  System supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical methods for improving the assessment of process variables, and the concept of “Quality Function Deployment”, a methodology through which technicians can identify and implement the customer requirements.

Given this level of quality management, 45 mills are ISO 9001 or ISO TS 16949 certified as well as a sort of products and laboratories certification according demands. In general, production , technical services and quality teams are responsible for developing new products to meet customer and market needs.

Gerdau uses a Quality Management System developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists do planned visits, some are randomly selected and some are scheduled visits, to its customers to check on the quality of the delivered products in order to guarantee the final user satisfaction for products purchased indirectly.

Knowledge Management Portal is used to share information among all steel mills seeking performance improvements and leverage of process knowledge supported by Communities of Practice and technical specialists.

Due to the specialized nature of its business, the Gerdau special steel mills are constantly investing in technological upgrading and in research and development. These mills are active in the automotive segment and maintain a technology department (Research and Development) responsible for new products and the optimization of existing processes.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment that Gerdau uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer agreements with Nippon Steel, Kyoei Steel, Daido Steel, Sumitomo and Badische Stahl Werke.

As is common with mini-mill steelmakers, Gerdau usually acquires technology in the market rather than develops new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business. See item “Information on the Extent of the Company’s Dependence” for further details.

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 29-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Ouro Branco mill exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

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

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels. On December 31, 2012, provision for doubtful accounts was 2.3% based on gross account receivables as per Note 5 to the Consolidated Financial Statements, on December 31, 2011 was 1.7% and on December 31, 2010 this provision was 2.1% of gross account receivables. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its Ouro Branco mill to insure against operating losses, which covers amounts up to approximately US$ 4.6 billion (R$ 9.4 billion as of April 30, 2012), including material damage to installations (US$ 3.3 billion) and losses of gross revenues (US$ 1.3 billion), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2013. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Under the concession contracts, Gerdau was granted permission to commercially operate the mines located at Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco in the state of Minas Gerais Brazil, for as long as the reserves last.

Brazil’s Mining Code and Federal Constitution impose on companies that conduct mining activities, such as us, requirements concerning, among other things, the manner in which mineral deposits are used, worker health and safety, environmental protection and restoration, the prevention of pollution and the health and safety of the local communities where the mines are located.

In Colombia there are some mining operations, which concessions are governed by the Government and ruled by regulations contained in the Mining Code (Law 685 of 2001 and Law 1382 of 2010). Under the concession rights given to the Company, exploration and exploitation projects of coking coal can be developed. The mines are located at Tausa, Cundinamarca; Cucunubá, Cundinamarca; Samacá and Ráquira, Boyacá; and Cúcuta, north of Santander. The period of the concessions is 30 years and it can be extended for an additional 30 years. Environmental requirements are also part of the rules that have to be fulfilled in order to develop the projects, in addition to issues relating to the payment of royalties and to the priority security of the personnel (mining).

Material Effects of Government Regulation

In addition to the government regulations that apply to its industry in general, the Company is not subject to any specific regulations that materially and adversely affect its business.

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2012:

Metalúrgica Gerdau S.A.
40.7%
Gerdau S.A.
94.2%
86.7%
94.0%
94.0%
95.9%
Gerdau América Latina Participações S.A.
Empresa Siderúrgica del Peru S.A.A. Peru
Gerdau Açominas S.A. Brazil
Gerdau Aços Longos S.A. Brazil
Gerdau Aços Especiais S.A.
9.7%
68.2%
96.0%
20.6%
Gerdau Internacional Empreendimentos Ltda.
Gerdau Comercial de Aços S.A. Brazil
49.0%
99.9%
100.0%
100.0%
Indústrias Nacionales C. por A. Dominican Rep.
Sipar Aceros S.A. Argentina
Gerdau Macsteel Inc. USA
Gerdau Holdings Europa, S.A. Spain
94.7%
Kalyani Gerdau Steel LTD. India
99.3%
100.0%
6.7%
93.3%
100.0%
Diaco S.A. Colombia
Gerdau Laisa S.A. Uruguay
Gerdau Ameristeel Corp. USA
Gerdau Aceros Especiales Europa Spain
100.0%
100.0%
50.0%
Siderúrgica Zuliana, C. A Venezuela
Gerdau AZA S.A. Chile
Gallatin Steel Inc. USA
49.0%
100.0%
Corsa Controladora S.A. de CV Mexico
Siderúrgica Tultitlán, S.A. de CV Mexico
30.0%
Corporación Centroamericana del Acero, S.A. Guatemala

The table below lists the significant consolidated subsidiaries by Gerdau on December 31, 2012, 2011 and 2010:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2012	2011	2010	2012	2011	2010

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	93.98	93.98	93.98	93.99	93.99	93.99
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	93.97	93.97	93.97	93.97	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	53.10	82.56	75.88	53.10	82.56	75.88
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	95.94	95.94	94.35	95.95	95.95	94.36
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	99.00	98.98	98.84	99.00	98.98	98.84
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	86.66	86.66	86.66	86.66	88.66
Diaco S.A. and subsidiary (8)	Colombia	99.57	99.57	99.36	99.57	99.57	99.36
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.06	100.00	100.00	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	92.75	99.99	99.99	92.75
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.32	98.32	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	100.00	100.00	100.00	100.00
Kalyani Gerdau Steel Ltd.	India	94.69	—	—	94.69	—	—

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd. and Gerdau Comercial de Aços S.A..

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by JP Morgan.

(5) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Forjanor S.L., Gerdau Aceros Especiales Europa, Sidenor Calibrados.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda, Trefilados Bonati S.A. and Indac Colômbia S.A.

(7) Subsidiaries: LuxFin Participation S.L., Bogey Holding Company Spain S.L.and Bogey Servicios Corporativos S.L..

(8) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V.

(10) Subsidiary: Siderco S.A.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Indústrias Nacionales (INCA) in the Dominican Republic through Multisteel Business Holdings, in which Gerdau has a 49% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 52% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.6 million tonnes of crude steel.

Gerdau Comercial de Aços S.A. - This company sells general steel products and has 84 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 49.5% of Gerdau’s crude steel output in the Brazil Business Operation.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has annual capacity of 9.9 million tonnes of crude steel and 9.2 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are Gerdau USA Inc., Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and, Chaparral Steel Company. Gerdau Ameristeel also has a 50% interest in the jointly-controlled entity Gallatin in the United States.

Gerdau Aços Especiais S.A. - This company is headquartered in Charqueadas in the Brazilian state of Rio Grande do Sul and has consolidated annual installed capacity of 430,000 tonnes of crude steel and 465,000 tonnes of rolled products.

Gerdau Aceros Especiales Europa — This company is a special steel producer and has four units in Spain with combined annual production capacity of 975,000 tonnes of crude steel and 1.1 million tonnes of rolled products.

Gerdau MacSteel Inc. — This company is the largest special steel producer in U.S., has four units and combined annual production capacity of 1.4 million tonnes of crude steel and 1.3 million tonnes of rolled products.

Gerdau Laisa S.A. - In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 90,000 tonnes of rolled products.

Gerdau Chile Inversiones Ltda. - The company has two units in Chile with combined annual production capacity of 490,000 tonnes of crude steel and 470,000 tonnes of rolled steel. Gerdau AZA also sells its products through Aceros Cox.

Sipar Gerdau Inversiones S.A. - Sipar, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 250,000 tonnes of rolled products.

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 700,000 tonnes of crude steel and 865,000 tonnes of rolled products.

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

Kalyani Gerdau Steel Ltd. - Steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. The crude steel capacity of this unit is approximately 250,000 tonnes.

Cleary Holdings Corp. - Cleary Holdings Corp controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has estimated coking coal resources of 20 million tonnes and annual coke production capacity of 400,000 tonnes.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of installation, as well as the types of products manufactured at December 31, 2012:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,490	9,100	5,320
Açonorte	Brazil	PE	—	260	240	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Agua Funda	Brazil	SP	—	—	100	Rolling Mill	Rebar and merchant bars
Barão de Cocais	Brazil	MG	330	330	200	Integrated/blast furnace, LD converter and rolling mill	Rebar and merchant bars
Cearense	Brazil	CE	—	200	160	EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	930	1,350	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	580	520	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	540	170	EAF mini-mill, rolling mill	Billet, rebar and merchant bars
Riograndense	Brazil	RS	—	450	500	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	490	400	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	820	610	EAF mini-mill, rolling mill	Billets, rebar and coil rebar
Contagem	Brazil	MG	240	—	—	Blast furnace	Pig iron

Sete Lagoas	Brazil	MG	130	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500	1,070	Integrated with blast furnace and rolling mill	Billets, blooms, slabs, wire rod, heavy structural shapes
NORTH AMERICAN OPERATION			—	9,870	9,220
Beaumont	USA	TX	—	600	730	EAF mini-mill, rolling mill	Coil rebar and wire rod
Calvert City	USA	KY	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	ON	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars, special bar quality (SBQ)
Cartersville	USA	GA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	370	330	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars and light channels
Jacksonville	USA	FL	—	730	620	EAF mini-mill, rolling mill	Rebar, coil rebar and wire rod
Joliet	USA	IL	—	—	70	Rolling mill	Merchant bars and special bars (SBQ)
Knoxville	USA	TN	—	520	470	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Perth Amboy	USA	NJ	—	—	—	Rolling mill
Sand Springs	USA	OK	—	—	—	EAF mini-mill, rolling mill
Sayreville	USA	NJ	—	730	600	EAF mini-mill, rolling mill	Rebar, coil rebar and merchant bars
St. Paul	USA	MN	—	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	900	730	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	320	320	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and beams

Midlothian	USA	TX	—	1,500	1,400	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and beams
Petersburg	USA	VA	—	1,000	1,000	EAF mini-mill, rolling mill	Heavy beams
Tamco	USA	CA	—	470	460	EAF mini-mill, rolling mill	Rebar
LATIN AMERICAN OPERATION			400	2,750	3,285
AZA	Chile	—	—	490	470	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Laisa	Uruguay	—	—	100	80	EAF mini-mill, rolling mill	Rebar, merchant bars
Diaco	Colombia	—	—	710	850	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod
Sipar	Argentina	—	—	—	250	Rolling mill, drawing mill	Rebar, merchant bars
Siderperú	Peru	—	400	650	960	Blast Furnace, EAF mini-mill, rolling mill	Billet, rebar and merchant bars
Sizuca	Venezuela	—	—	300	200	EAF mini-mill, rolling mill	Rebar
Sidertul	Mexico	—	—	500	450	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
SPECIAL STEEL OPERATION			—	4,005	3,700
Pindamonhangaba	Brazil	SP	—	620	690	EAF mini-mill, rolling mill	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	200	EAF mini-mill, rolling mill	Bars, special profiles
Sorocaba	Brazil	SP	—		20	Rolling mill	Bars, special profiles
Piratini	Brazil	RS	—	430	465	EAF mini-mill, rolling mill	Bars, special profiles, wire rod, finished and rolled bar
Basauri	Spain	—	—	735	370	EAF mini-mill, rolling mill	Bars, special profiles
Reinosa	Spain	—	—	240	160	EAF mini-mill, rolling mill	Finished and rolled bar, and forged pieces and rolling mill rolls.
Azkoitia	Spain	—	—	—	330	Rolling mill	Bars, special profiles
Vitória	Spain	—	—	—	200	Rolling mill	Bars, special profiles and wire rod
Fort Smith	USA	AR	—	535	495	EAF mini-mill, rolling mill	Finished and rolled bar

Jackson	USA	MI	—	300	280	EAF mini-mill, rolling mill	Finished and rolled bar
Monroe	USA	MI	—	520	490	EAF mini-mill, rolling mill	Finished and rolled bar
India	India	AP	—	250	—	Integrated/blast furnace, converter and rolling mill	Finished and rolled bar
GERDAU TOTAL			5,890	25,725	21,525

While electric arc furnace (EAF) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or direct reduction iron (DRI) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

Mining Assets

Although the Company is primarily focused on the steel business, it owns mineral assets in order to have its own sources of minerals by acquiring land and mining rights. The iron ore mines are located in Miguel Burnier, Várzea do Lopes, Dom Bosco and Gongo Soco near the Ouro Branco mill in the state of Minas Gerais, Brazil. The coal mines are located in Tausa, Cucunubá, Samacá, Ráquira and Cúcuta, Colombia. The use of these mineral resources as an input for our integrated mill (Ouro Branco) should contribute to the long term competitiveness of this unit.

Investment Programs

In fiscal year 2012, capital expenditure on fixed assets was R$ 3,127.3 million. Of this total, 70.9% was allocated to the operations in Brazil and the remaining 29.1% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,917.7 million was invested in this operation for capital expenditure. The Ouro Branco mill completed investments in hot rolled coil mill, with a capacity of 800,000 tons per year, and started the production tests. Another investment was the development of the mining project, leading the Company to achieve self-sufficiency in iron ore by the end of 2012. Moreover, the Company also started its investment for the new wire rod and rebar rolling mill at the Cosigua mill.

North America Business Operation — this business operation spent R$ 355.0 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. Part of this investment was for the reheat furnace at the mill in Calvert City, Kentucky.

Latin America Business Operation — in 2012, the Latin American units spent R$ 197.9 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located.

Special Steel Business Operation — the special steel units spent R$ 656.7 million in 2012 for capital expenditure. A major part of this investment was for the installation a new special steel rolling mill at the Pindamonhangaba mill, which should start up in the second semester of 2013. The Company also invested to build a new continuous  casting unit with the production capacity increase at the Monroe mill.

The investments in fixed assets planned for the period from 2013 to 2017 are estimated at R$ 8.5 billion, and include both strategic and maintenance investments (see table below).

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (coiled hot-rolled strips) at Ouro Branco mill-MG	Brazil	800	2013
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2015
Expansion of mining capacity to 11,5 million tonnes(2)	Brazil	—	2013
Expansion of mining capacity to 18 million tonnes(2)	Brazil	—	2016
Expansion of mining capacity to 24 million tonnes(2)	Brazil	—	2020
Rebar fabricating and ready-to-use steel product units	Brazil	—	2013/2014
Wire rod and rebar rolling mill in Cosigua mill-RJ(1),(2)	Brazil	600	2014
New melt shop at Riograndense mill-RS(4)	Brazil	650	2015
North America Business Operation
Capacity expansion from new continuous casting at St Paul mill, Minnesota(5)	USA	550	2015
Latin America Business Operation
Rebar and light commercial profile rolling in Guatemala(3)	Guatemala	200	2013
New melt shop in Mexico (Gerdau Corsa)(3)	Mexico	1,000	2014
New structural profile rolling mill in Mexico (Gerdau Corsa)(3)	Mexico	700	2014
Expansion of crude steel capacity at all Colombia’s mills	Colombia	400	2016
Expansion of rolling capacity at all Colombia’s mills	Colombia	450	2016
Special Steel Business Operation
Expansion of rolling capacity at Mogi das Cruzes mill, São Paulo	Brazil	60	2013
Special steel rolling mill at Pindamonhangaba mill, São Paulo	Brazil	500	2013
Coke plant, power generation plant and two bar inspection lines	India	—	2013/2014
New continuous casting and reheating furnace at Pindamonhangaba mill, São Paulo	Brazil	—	2015
Expansion of crude steel, long steel products and finishing capacities(2)	USA	300	2014

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be revamped.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a jointly-controlled entity.

(4) Replacement of the current melt shop (450,000 tones capacity).

(5) Replacement of the current continuous casting (450,000 tones capacity).

Environmental Issues

Gerdau S.A is currently in compliance with government environmental regulations. The Company believes that there are no environmental issues that could affect the use of its fixed assets.

In 2012, Gerdau S.A. invested R$ 178.4 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel production process generates air and water emissions, as well as solid wastes, which may pose environmental hazards. The principal potential hazardous waste generated by current and past operations is electric arc furnace dust, a byproduct from the production of steel in electric arc furnaces. Gerdau installs baghouse filter systems in all facilities where it produces steel, which assures high levels of efficiency in terms of dust filtration and retention. The costs of collecting and disposing of electric arc furnace dust are expensed as operating costs when incurred. Environmental legislation and regulations at both the federal and state levels concerning electric arc furnace dust in any jurisdiction is subject to potential changes, which could increase the cost of compliance. The electric arc furnace dust generated by its current production processes is being collected, handled and disposed of in a manner that in all material respects meets all current federal, state and local environmental regulations.

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

Individuals are subject to penalties and sanctions that range from fines to imprisonment and; for legal entities the suspension or interruption of its operations and prohibition to enter into any contracts with government agencies.

Government environmental protection agencies may also impose administrative sanctions on individuals and entities that fail to comply with environmental laws and regulations that include:

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 66,931 as of December 31, 2012 (R$ 24,536 recorded in Current Liabilities and R$ 42,395 recorded in Non-Current Liabilities) and R$ 68,419 as of December 31, 2011 (R$ 31,798 recorded in Current Liabilities and R$ 36,621 recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.

As of December 31, 2012, the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 17.6 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2012 at approximately R$ 47.4 million, with these costs recorded as a liability in its financial statements.  See also Note 20 — Environmental Liabilities.

Gerdau has industrial facilities holding an ISO 14001 certification in many countries, of which 17 units are in Brazil, 1 in Chile, 3 in Colombia, 1 in Uruguay, 1 in Argentina, 20 in North America and 5 in Spain.

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

Areas of permanent forest preservation and legal reserves

Some activities of the Company, mainly those involving reforestation to produce thermal-reducer used in its industrial units, are subject to the Brazilian Forest Code.

The Code determines that certain areas, because of their importance for preserving the environment and water resources, be considered permanent preservation areas (APP). These include areas adjacent to rivers or natural or artificial reservoirs, and hilltops and hillside properties with an incline steeper than 45°. At Gerdau’s forest units, permanent preservation areas are an integral part of the business and are protected in compliance with the law.

Moreover, depending on the region where the property is located, the Code requires rural land owners to restore and preserve between 20% and 80% of areas containing native forests. The maintenance of these percentages of native vegetation is important because it guarantees the preservation of the local natural vegetation, perpetuating the genetic resources and the biodiversity of each Brazilian biome. Gerdau maintains its Legal Reserve areas preserved and in accordance with governing legislation.

ITEM 4A.                                       UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission with respect to its periodic reports under the Securities Exchange Act.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2012, 2011 and 2010 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

In 2010, Brazilian GDP grew by 7.5% ($2.1 trillion Nominal GDP). Inflation, as measured by the IPCA index, was 5.9%. The average CDI rate in the year was 10.6%. On December 31, 2010, the U.S. dollar/Brazilian real foreign exchange rate was R$1.67/$1.00.

In 2011, Brazilian GDP grew by 2.7% ($2.5 trillion Nominal GDP). Inflation, measured by the IPCA index, was 6.5% and the average CDI rate in the year was 10.9%. On December 31, 2011 the U.S. dollar/Brazilian real foreign exchange rate was R$1.88/$1.00.

In 2012, Brazilian GDP grew by 1.0% ($2.4 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 5.8%. The average CDI rate in the year was 6.9%. The Brazilian real depreciated by 8.9% against the U.S. dollar, ending the year at R$2.04 to $1.00.

Inflation affects Gerdau’s financial performance by increasing operating expenses denominated in Brazilian reais. A significant portion of its costs of sales and services rendered, however, are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate.

Moreover, a significant portion of the Company’s debt denominated in Brazilian reais is subject to interest at the CDI and TJLP rates, which are affected by many factors including inflation in Brazil. Another portion of the Company’s debt, denominated in Brazilian reais, is indexed to general-inflation indexes, generally the IGP-M index. Therefore, higher inflation may result in increases in the Company’s financial expenses and debt service obligations.

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

	2012		2011		2010
Actual GDP growth	1.0%		2.7%		7.5%
Inflation (IGP-M) (1)	7.8%		5.1%		11.3%
Inflation (IPCA) (2)	5.8%		6.5%		5.9%
CDI rate (3)	6.9%		10.9%		10.6%
6-month LIBOR	0.5%		0.8%		0.5%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	8.9%		12.6%		(4.3)%
Foreign exchange rate at end of period — $1.00	R$	2.0435	R$	1.8758	R$	1.6662
Average foreign exchange rate — $1.00 (4)	R$	1.9550	R$	1.6751	R$	1.7601

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the estimated 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. Throughout the last three years, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvements in the automotive sector and in the manufacturing industry were the drivers of the recovery in demand.

In 2010, U.S. Real GDP grew by 2.4% ($14.5 trillion Nominal GDP), with a trade deficit of $466.5 billion, according to the International Monetary Fund (IMF). Inflation in 2010 measured by the CPI was 1.6%. The average Fed Funds rate was 0.2%.

In 2011, U.S. Real GDP grew by 1.8% ($15.1 trillion Nominal GDP), with a trade deficit of $467.6 billion, according to the International Monetary Fund (IMF). Inflation, measured by the CPI was 3.1%.The average Fed Funds rate was 0.1%.

In 2012, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.6% ($15.7 trillion Nominal GDP), with a trade deficit of $486.5 billion. Inflation, as measured by the CPI, was 2.0%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.1%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2012	2011	2010
Actual Real GDP growth (1)	2.2%	1.8%	2.4%
Inflation (CPI) (2)	2.0%	3.1%	1.6%
Fed Funds (3)	0.1%	0.1%	0.2%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, Brazilian GDP has accelerated, growing by 2.7% in 2002, 1.1% in 2003, 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 6.1% in 2007, 5.2% in 2008, decreasing 0.3% in 2009, growing by 7.5% in 2010, 2.7% in 2011 and 1.5% in 2012.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies other than the respective functional currencies of each subsidiary. The functional currency of the Brazilian operating subsidiaries is the Brazilian real. Brazilian subsidiaries have some of their assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders’ equity. Foreign exchange gains and losses on transactions, including the exchange gains and losses on some non-real denominated debt of the subsidiaries in Brazil are recognized in the statement of income. However, gains and losses from debts contracted for acquisition of overseas investments are designated as a hedge of investment in foreign subsidiaries, and are also recorded directly in shareholders’ equity. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeding the amount of liabilities. The effect of the valuation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

The cyclical nature of supply and demand for steel products including the prices of steel products

The prices of steel products are generally sensitive to changes in world and local demand, which in turn are affected by economic conditions in the world and in the specific country. The prices of steel products are also linked to available installed capacity. Most of the Company’s long rolled steel products, including rebar, merchant bars and common wire rods, are classified as commodities. However, a significant portion of the Company’s long rolled products, such as special steel, wire products and drawn products, are not considered commodities due to differences in shape, chemical composition, quality and specifications, with all of these factors affecting prices. Accordingly, there is no uniform pricing for these products.

Over the last ten years, annual world crude steel production volume has varied from between approximately 970 million tonnes and 1.500 million tonnes. According to the worldsteel, world crude steel production in 2012 was 1,548 million tonnes, 2.0% higher than in 2011, a reflection of the gradual recovery in the world economy increasing the demand for steel products. China continued to increase its crude steel production by 3.1% in 2012, mainly due to public spending on infrastructure projects. According to worldsteel, world demand for finished steel products increased by 6.5% in 2011 and is projected to grow 5.4% in 2012.

International steel prices increased around 43.8% over the last five years (2008-2012), due to stronger demand from China, which has led steelmakers to invest in new projects to expand installed capacity. On the other hand international steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was $512 in the fourth quarter of 2007, skyrocketing to $1.205 in

June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. During the last three years, the prices recovered, increasing to an annual average of $522 in 2010, $634 in 2011 and $560 in 2012.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. In the past three years, we exported products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2012, exports were 22.9% lower than in 2011, falling to 1.979 million tonnes, which represented 27.1% of all shipments by the Company’s Brazilian units, in 2011 exports represented 33.6% of total shipments from Brazil operations. Export revenue totaled R$ 2,259 million in 2012.

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 53.2% of production costs in 2012, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 13.2%. Personnel totaled 15.5% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 7.6% of total production costs. The chart below presents the costs breakdown:

Production Costs Breakdown in 2012

Significant events affecting financial performance during 2012

Exchange rate — In accordance with IFRS, the Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil as a hedge for a portion of the net investments in foreign subsidiaries. As a result, the effects from exchange variation gains or losses on the portion of debt designated for hedge accounting are also recognized in shareholders’ equity. The subsidiaries that issued the debt are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten Year Bonds. The payable by the subsidiaries in Brazil to the foreign subsidiaries denominated in US dollars generates exchange gains (losses) that, while eliminated in consolidation with the offsetting exchange gains (losses) recognized by the foreign subsidiaries, are taxable, resulting in income tax recognized in income over such exchange gain (loss) eliminated on consolidation.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the Ten Year Bonds. Thus, the exchange rate variance over the amount of US$ 1.96 billion continues to be recognized in equity while the exchange rate variance on the portion of US$ 0.79 billion is recognized in income.

Additionally, the Company chose to designate  a portion of the net investments in financing operations held by the subsidiary Gerdau Açominas SA as a hedge, in the amount of US$ 0.4 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2012, 2011 and 2010 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2012		2011		2010		Variation	Variation
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales	2012/ 2011	2011/ 2010
Net sales	37,982	100.0%	35,407	100.0%	31,393	100.0%	7.3%	12.8%
Cost of Sales	(33,234)	(87.5)%	(30,298)	(85.6)%	(25,873)	(82.4)%	9.7%	17.1%
Gross profit	4,748	12.5%	5,109	14.4%	5,520	17.6%	(7.1)%	(7.4)%
Operating expenses:
Selling and marketing expenses	(587)	(1.5)%	(604)	(1.7)%	(552)	(1.8)%	(2.7)%	9.5%
General and administrative expenses	(1,884)	(5.0)%	(1,798)	(5.1)%	(1,806)	(5.8)%	4.8%	(0.4)%
Reversal of impairment of assets	—	—	—	—	336	1.1%	—	—
Other operating income	244	0.6%	195	0.6%	207	0.7%	25.3%	(5.9)%
Other operating expenses	(180)	(0.5)%	(86)	(0.2)%	(101)	(0.3)%	111.0%	(15.2)%
Equity in earnings of unconsolidated companies	8	0.0%	63	0.2%	39	0.1%	(86.7)%	58.8%
Net Income Before Financial Income (Expenses) and Taxes	2,349	6.2%	2,879	8.1%	3,645	11.6%	(18.4)%	(21.0)%
Financial income	317	0.8%	456	1.3%	296	0.9%	(30.5)%	54.2%
Financial expenses	(953)	(2.5)%	(970)	(2.7)%	(1,098)	(3.5)%	(1.8)%	(11.6)%
Exchange variations	(134)	(0.4)%	52	0.1%	104	0.3%	—	(50.4)%
Gains and losses on derivatives, net	(19)	0.0%	(65)	(0.2)%	12	0.1%	(71.7)%	—
Income taxes	(63)	0.2%	(254)	(0.7)%	(502)	(1.6)%	(75.0)%	(49.6)%
Net income	1,496	3.9%	2,098	5.9%	2,457	7.8%	(28.7)%	(14.6)%

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2012	Year ended December 31, 2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Brazil	14,100	13,933	1.2%
North America	12,450	10,811	15.2%
Latin America	4,964	4,015	23.6%
Special Steel	7,389	7,517	(1.7)%
Intercompany Eliminations	(921)	(868)	6.1%
Total	37,982	35,407	7.3%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2012	Year ended December 31, 2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Brazil	1,932	1,822	6.0%
North America	1,924	1,647	16.8%
Latin America	1,834	1,520	20.7%
Special Steel	2,781	2,536	9.7%
Consolidated	2,043	1,847	10.6%

(*)           The information above does not include data from jointly-controlled entities and associate companies.

In 2012, consolidated net sales grew 7.3% in relation to 2011, mainly reflecting the increase in net sales per tonne shipped at all business operations (10.6% on a consolidated basis), despite the reduction in shipments.

In absolute terms, the North America and Latin America Business Operations led net sales growth in 2012 compared to 2011, registering increases of 15.2% and 23.6%, respectively. This growth resulted mainly from the increases in net sales per tonne shipped of 16.8% in the North America Business Operation and 20.7% in the Latin America Business Operation, which were mainly due to the exchange variation in the period (average depreciation in the Brazilian real against the U.S. dollar in 2012 of 16.7%).

In the Brazil Business Operation, although net sales remained virtually flat (up 1.2%), the individual markets served performed differently. In the domestic market, the 4.7% increase in shipments, from 5,082 million tonnes in 2011 to 5,320 million tonnes in 2012, and the 7.1% increase in net sales per tonne shipped contributed to the net sales growth in the period. This growth in the domestic market was mainly driven by healthy demand from the construction segment (which accounted for around 55% of the sales of this operation in 2012, up from around 50% in 2011) and from the industrial sector served by Gerdau. In addition, in view of the high price volatility in international markets, a portion of exports was redirected to the domestic market. As a result, exports contracted by 22.9% to 1,979 million tonnes in 2012, from 2,567 million tonnes in 2011. According to Central Bank of Brazil, the civil construction industry’s GDP is expected to grow by 3.8% in 2013, which indicates strong demand in this industry in the Brazilian market. For more details, please see “Item 5.D Trend Information”.

In the Special Steel Business Operation, net sales decreased slightly by 1.7% in 2012 compared to 2011, due to the reduction in shipments (-10.4%), especially in the Brazil and Spain units. In Brazil (38.0% of the capacity of the Special Steel Business Operation), shipments were more impacted by the pull forward of heavy vehicle production that occurred in 2011, ahead of the new Euro 5 regulations for diesel engines that took effect in January 2012. In Spain (26.0% of the capacity of the Special Steel Business Operation), the lower special steel shipments reflected the effects from Europe’s sovereign debt crisis. In the United States (36.0% of the capacity of the Special Steel Business Operation), shipments were virtually flat, due to the continued healthy demand in this market. The automotive industry is the main consumer market of this Business Operation, and it is expected to maintain its momentum in 2013 in the U.S.A. and show a recovery in the heavy vehicles segment in the Brazilian market, based on the forecasts of automotive associations in the United States and in Brazil. For more details, please see “Item 5.D Trend Information”.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2012	2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Brazil	Net sales (R$ million)	14,100	13,933	1.2%
	Cost of Sales (R$ million)	(11,630)	(11,624)	0.1%
	Gross Profit (R$ million)	2,470	2,309	7.0%
	Gross margin (%)	17.5%	16.6%
North America	Net sales (R$ million)	12,450	10,811	15.2%
	Cost of Sales (R$ million)	(11.453)	(9,682)	18.3%
	Gross Profit (R$ million)	997	1,129	(11.7)%
	Gross margin (%)	8.0%	10,4%
Latin America	Net sales (R$ million)	4,964	4,015	23.6%
	Cost of Sales (R$ million)	(4,636)	(3,505)	32.2%
	Gross Profit (R$ million)	329	510	(35.5)%
	Gross margin (%)	6.6%	12,7%
Special Steel	Net sales (R$ million)	7,389	7,517	(1.7)%
	Cost of Sales (R$ million)	(6,421)	(6,371)	0.8%
	Gross Profit (R$ million)	968	1,146	(15.5)%
	Gross margin (%)	13.1%	15.2%
Intercompany Eliminations	Net sales (R$ million)	(921)	(868)	6.1%
	Cost of Sales (R$ million)	906	883	2.6%
	Gross Profit (R$ million)	(15)	15	—
Total	Net sales (R$ million)	37,982	35,407	7.3%
	Cost of Sales (R$ million)	(33,234)	(30,298)	9.7%
	Gross Profit (R$ million)	4,748	5,109	(7.1)%
	Gross margin (%)	12.5%	14.4%

(*)           The information above does not include data from jointly-controlled entities and associate companies.

On a consolidated basis, the 9.7% increase in cost of goods sold in 2012 compared to 2011 is explained by the increase in the prices of raw materials, especially metal inputs, outpacing the increase in net sales per tonne shipped. These metal inputs accounted for 48.8% of consolidated cost of sales in 2012 and increased by R$1,108 million compared to 2011. Moreover, the reduction in shipments led to the lower dilution of fixed costs. These factors contributed to a reduction in gross margin to 12.5% in 2012, from 14.4% in 2011.

In the North America and Latin America Business Operations, gross margin contracted due to the increase in costs of sales outpacing the increase in net sales, mainly due to higher raw material prices.

In the Special Steel Business Operation, the gross margin contraction was mainly due to lower shipments in the period.

In the Brazil Business Operation, however, gross margin expanded due to higher net sales per tonne shipped and higher shipments to the domestic market.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2012	2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Selling expenses	587	604	(2.8)%
General and administrative expenses	1,884	1,798	4.8%
Total	2,471	2,402	2.9%
Net sales	37,982	35,407	7.3%
% of net sales	6.5%	6.8%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

In 2012, selling, general and administrative expenses increased by 2.9% compared to 2011, which was mainly due to the exchange variation arising from the translation to the Brazilian real of the various currencies of the countries where Gerdau operates (for example, the average depreciation in the Brazilian real against the U.S. dollar in 2012 was 16.7%). However, selling, general and administrative expenses as a percentage of net sales remained virtually flat at 6.5% in 2012, compared to 6.8% in 2011.

Equity in Earnings of Unconsolidated Companies

The jointly-controlled entities and associate companies, whose results are calculated using the equity method, recorded shipments of 1.1 million tonnes of steel in 2012, based on their respective equity interests, in line with the previous year, and net sales of R$1,797 million, 7.0% higher than in 2011.

Based on these companies’ results, equity income was a gain of R$8 million in 2012, versus a gain of R$63 million in 2011. This reduction was, mainly, due to lower results from Gallatin Steel, a jointly-controlled entity in US. This operation commercialize flat steel, a segment that experienced a slowdown in the second half of 2012.

Income before Financial Income (Expenses) and Taxes

The Net Income before Financial Results and Taxes fell to R$2,348 million in 2012, from R$2,879 million in the fiscal year ended December 31, 2011, basically due to the lower gross profit, as explained in the section “Cost of Sales and Gross Profit”.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses in Derivatives, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2012	2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Financial income	317	456	(30.5)%
Financial expenses	(953)	(970)	(1.9)%
Exchange variation, net	(134)	52	—
Gains and Losses on derivatives, net	(19)	(65)	(70.8)%
Total	(789)	(527)	49.4%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

In accordance with IFRS, the Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil and its subsidiaries as a hedge for a portion of the investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this debt are recognized in shareholders’ equity. On April 1, 2012, the Company changed the amount of the Ten Year Bonds designated as a hedge of net investment from US$ 2.79 billion to US$ 1.96 billion. After this redesignation, the exchange variation on the amount of US$2.36 billion (US$ 1.96 billion from the Ten Year Bonds plus US$ 0.4 billion from other financing operations) continues to be recognized in shareholders’ equity, while the exchange variation on the portion of US$0.79 billion is now recognized in income.  See “Significant events affecting financial performance during 2012” under Item 5A. — Operating Results as well as Note 15(g) in the Consolidated Financial Statements for further explanation of the net investment hedge redesignation.

In 2012, the higher negative financial result compared to 2011 is mainly due to the 30.5% reduction in financial income and the exchange variation loss on the net investment hedge position. Note that in the previous year, financial income was higher due to the increase in the cash balance resulting from the public share offering. As for the net investment hedge, the new amount of debt designated as a net investment hedge occurred in the second quarter of 2012, and therefore did not impact the previous year. Furthermore, in 2011 a loss of R$69 million was recorded under gains (losses) on financial instruments due to the anticipated settlement of interest rate swaps related to pre-payment of debt, an event that did not occur in 2012.

Income and Social Contribution Taxes

Provision for income tax totaled R$63 million in 2012, compared to R$253 million in 2011. The variation was primarily due to the lower operating income recorded in 2012 compared to the previous year.

Net Income

Consolidated net income decreased by 28.7% in 2012 compared to 2011, mainly due to the reductions in operating and financial results.

In the Brazil Business Operation, net income was R$1,123 million in 2012, or 15.4% lower than in 2011. Despite the better operating income in 2012, net income was impacted mainly by the increase in income tax between the periods, which is explained by the tax benefits arising from the payment of Interest on equity in fiscal year 2011.

The North America Business Operation recorded net income of R$324 million in 2012, compared to net income of R$470 million in 2011, reflecting the decreases in operating income between the periods.

In 2012, the Latin America Business Operation recorded a net loss of R$42 million, compared to net income of R$152 million in 2011, reflecting the lower operating income, especially from the operations in Peru and Colombia.

In 2012, the Special Steel Business Operation recorded net income of R$362 million, or 27.0% lower than in 2011, reflecting the lower operating income, especially from the operations in Brazil, which were impacted by the lower production of heavy vehicles in 2012.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2011	Year ended December 31, 2010	Variaton Year ended December 31, 2011/ Year ended December 31, 2010
Brazil	13,933	13,430	3.7%
North America	10,811	9,026	19.8%
Latin America	4,015	3,151	27.4%
Special Steel	7,517	6,855	9.7%
Intercompany Eliminations	(868)	(1,069)	—
Total	35,407	31,393	12.8%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2011	Year ended December 31, 2010	Variation Year ended December 31, 2011/ Year ended December 31, 2010
Brazil	1,822	1,874	-2.8%
North America	1,647	1,541	6.9%
Latin America	1,520	1,425	6.7%
Special Steel	2,536	2,452	3.4%
Consolidated	1,847	1,808	2.2%

(*)           The information above does not include data from jointly-controlled entities and associate companies.

In 2011, consolidated net sales increased by 12.8%  compared to 2010, due to higher shipments (10.4% increase) and higher net sales per ton sold (2.2% increase). Consolidated shipments in 2011 increased throughout all business operations, especially in the North America Business Operation.

Increased net sales in the North America Business Operation were due to the 12.1% increase in shipments, and 6.9% increase in net sales per ton - from R$ 1,541 in 2010 to R$ 1,647 in 2011. The manufacturing industry was the main driver of the recovery in shipments in this business operation. The Institute for Supply Management (ISM), the main industrial production indicator in the USA, remained above 50 in 2011 and 2010, indicating growth. In addition, the number of applications for  unemployment benefits significantly decreased throughout 2011, which strongly indicated an increase in steel consumption in the region. In light of the stronger demand in the manufacturing industry, the Company expanded its exposure to this consumer market,  going from 20% of shipments in previous years to more than 30% in 2011.

Net sales for the Brazil Business Operation increased slightly in 2011 due to higher shipments (+6.7%). On the other hand, net sales per ton sold negatively impacted net sales, having decreased by 2.8% - from R$ 1,874 in 2010 to R$ 1,822 in 2011. This decrease reflects the discounts given to clients in the domestic market during the fourth quarter of 2010 to ensure competitiveness against long steel imports to Brazil. These new levels of net sales per ton sold did not increase significantly in 2011.In the Brazil Business Operation, the civil construction industry, which accounts for 50% to 55% of this Business Operation’s shipments, played an important role in maintaining demand.

Net sales for the Special Steel Business Operation increased driven by the growth in shipments (+6.0%) and the increased net sales per ton sold (+3.4%). In this business operation, the shipments sold in the Spanish (+17.8%) and United States (+6.1%) operations were noteworthy. The shipments increase was a result of the recovery in the automotive industry in 2011, whose production of commercial vehicles increased by 9.6% in the U.S.A., and the number of commercial vehicle registrations increased by 9.9% in the European Union.

In the Latin America Business Operation, the 27.4% growth in net sales was mostly due to increased shipments (+19.4%), noteworthy being the civil construction market in the operations in Colombia, Argentina and Chile. Net sales per ton sold also contributed to increased net sales, going from R$ 1,425 in 2010 to R$ 1,520 in 2011.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2011	2010	Variation Year ended December 31, 2011/ Year ended December 31, 2010
Brazil	Net sales (R$million)	13,933	13,430	3.7%
	Cost of Sales (R$million)	(11,624)	(10,411)	11.6%
	Gross Profit (R$million)	2,309	3,019	-23.5%
	Gross margin (%)	16.6%	22.5%
North America	Net sales (R$million)	10,811	9,026	19.8%
	Cost of Sales (R$million)	(9,682)	(8,188)	18.3%
	Gross Profit (R$million)	1,129	838	34.6%
	Gross margin (%)	10,4%	9.3%
Latin America	Net sales (R$million)	4,015	3,151	27.4%
	Cost of Sales (R$million)	(3,505)	(2,878)	25.7%
	Gross Profit (R$million)	510	364	40.3%
	Gross margin (%)	12,7%	11.5%
Special Steel	Net sales (R$million)	7,517	6,855	9.7%
	Cost of Sales (R$million)	(6,371)	(5,556)	14.7%
	Gross Profit (R$million)	1,146	1,299	-11.8%
	Gross margin (%)	15.2%	18.9%
Intercompany Eliminations	Net sales (R$million)	(868)	(1,069)	—
	Cost of Sales (R$million)	883	1,069	—
	Gross Profit (R$million)	15	0	—
Total	Net sales (R$million)	35,407	31,393	12.8%
	Cost of Sales (R$million)	(30,298)	(25,873)	17.1%
	Gross Profit (R$million)	5,109	5,520	-7.4%
	Gross margin (%)	14.4%	17.6%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

On a consolidated basis, the cost of sales increase in 2011 when compared to 2010 was a result of the increase in shipments during the period, as well as the higher prices of raw materials, particularly metal inputs, which represented 48.8% of the cost of sales in 2010 and increased to 50.0% in 2011 (increase of R$ 2,523 million). The greater increase in raw material costs compared to the growth in net sales per ton sold derived from the decreased gross margin, particularly in the Brazil and Special Steel Business Operations.

The Brazil Business Operation presented a decrease in net sales per ton sold in 2011, mainly due to discounts provided in the local market during the second semester of 2010, which affected the 2011 gross margin, compared to the previous year. Additionally, the gross margin was also affected by the increase in raw material costs.

In the Special Steel Business Operation, raw material costs exceeded the increase in net sales per ton sold, which explained the four percentage point reduction in the gross margin.

In the North America and Latin America Business Operations, the increase in cost of sales followed the increase in net sales, which maintained the gross margin in similar levels on the comparison between 2011 and 2010.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2011	2010	Variation Year ended December 31, 2011/ Year ended December 31, 2010
Selling expenses	604	552	9.4%
General and administrative expenses	1,798	1,806	-0.4%
Total	2,402	2,358	1.9%
Net sales	35,407	31,393	12.8%
% of net sales	6.8%	7.5%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

In 2011, in line with the increase of shipments, selling expenses increased by 9.4% when compared to 2010. On the other hand, general and administrative expenses stayed in the same level, even with the higher operational activity level, due to the Company’s efforts to reduce costs. Therefore, selling, general and administrative expenses as a percentage of the net sales decreased in the comparison periods, going from 7.5% in 2010 to 6.8% in 2011.

Reversal of Impairment (Impairment) of Assets and Restructuring Costs

In accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), Gerdau’s assets undergo impairment testing based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

In 2010, due to the more favorable market conditions observed at the Special Steel Business Operations, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 208 million net of income tax), composed of the following effects: in the United States, there was a reversal of losses due to the impairment of intangible assets in the amount of R$ 216 million, and of fixed assets in the amount of R$ 188 million; in Spain, the lack of prospects for a recovery in these operations led to a loss due to impairment of fixed assets at one of its units in the amount of R$ 68 million.

In 2011, impairment tests indicated no gains or losses due to impairment of the Company’s assets.

Equity in Earnings of Unconsolidated Companies

Jointly-controlled entities and associate companies, whose results are assessed by equity accounting, sold 1.1 million tons of steel in 2011, considering their respective equity interests, aligned with the shipments in the previous year, resulting in net sales of R$ 1.7 billion, a 16% increase compared to 2010. Based on such companies’ performance, equity accounting was positive by R$ 63 million in 2011, compared to a positive R$ 39 million in 2010.

Income before Financial Income (Expenses) and Taxes

The Net Income before Financial Results and Taxes decreased from R$ 3,644.6 million in the fiscal year ended on December 31, 2010 to R$ 2,879.0 million in 2011, as explained in the “Cost of Sale and Gross Income” item.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses in Derivatives, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2011	2010	Variation Year ended December 31, 2011/ Year ended December 31, 2010
Financial income	456	296	54.1%
Financial expenses	(971)	(1,098)	-11.6%
Exchange variation, net	52	104	-50.0%
Gains and Losses on derivatives, net	(65)	13	—
Total	(528)	(685)	-22.9%

(*)                                 The information above does not include data from jointly-controlled entities and associate companies.

In 2011, financial income and expenses were positively affected by the public offering concluded on April 18, 2011. Part of the resources obtained from the offering were used in the prepayment of debts, which reduced financial expenses (negative R$ 1,097.6 million in 2010 compared to also negative R$ 970.5 million in 2011), and the remaining balance was held in cash, resulting in higher financial income (R$ 295.6 million in 2010 and R$ 455.8 million in 2011). Prepayment generated a loss of R$ 68.7 million, recorded under gains (losses) with financial instruments due to the anticipated settlement of interest rate swaps associated to such debt.

Pursuant to IFRS standards, the Company designated most of its debts denominated in foreign currency, and issued by companies in Brazil, as a hedge for a portion of investments in subsidiaries abroad. As a result, the effects from foreign currency variations on such debts are recognized in shareholders’ equity, mitigating the impact on the Company’s financial result in 2011. In 2010, a significant portion of the debt was still not assigned as a hedge and, therefore, its exchange variation had a bigger impact on the financial result.

Income and Social Contribution Taxes

Provisions for income tax amounted to R$ 253.1 million in 2011 compared to R$ 501.9 million in 2010. This variation was mostly due to a decline in financial results in the period in comparison with the same period of the previous year, as well as the tax benefits arising from the interest paid on capital stock in the 2011 financial year.

Net Income

Consolidated net income fell in 2011 by 14.6% compared to 2010, mainly due to the decrease in operating results. It is important to mention that consolidated net income in 2010 had a loss reversal due to non-recoverability of assets totaling R$ 336.3 million (R$ 208.0 million, net of taxes).

In the Brazil Business Operation, net income was R$ 1,327 million in 2011, 22.8 % lower than in 2010, mainly due to the weaker operational result.

In 2011, the North America Business Operation had net income of R$ 470 million compared to a net income of R$ 148 million in 2010, benefitting from improved operational results in 2011 and the lower financial expenses related to the payment of the term loan (R$ 2,058 million).

In 2011 the Latin America Business Operation had net income of R$ 152 million, 12.7 % higher than in 2010, mainly due to a better operational result in 2011.

The Special Steel Business Operation had net income of R$ 496 million compared to net income of R$ 886 million in 2010, a consequence of lower financial revenue due to the pay down of loans from affiliates.

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

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)                 The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit of credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)             Pension plan assets are stated at fair value.

iii)         Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs and they are based on actuarial evaluation done by independent actuaries.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial computations include other factors whose measurement involves judgment such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. These analysis requires the Company to make significant estimates and changes in facts and circumstances which may result in material changes to environmental provisions.

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as ‘current liabilities’ and in non-current liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company is compliant with all the applicable environmental regulations in the countries where they operate (see note 20 of the Consolidated Financial Statements herein).

d) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years the Company has made certain business combinations. According to IFRS 3, for business combinations occurring after the IFRS transition date, the Company allocates the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flow estimates and discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

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

The accounting treatment for business acquisitions as from January 1, 2010 changed, if compared to previous years, because the IASB issued a revised version of IAS 27 and IFRS 3. These changes are primarily related to accounting for non-controlling interests, the loss of control of a subsidiary and increase/decrease in interest in a subsidiary without a change of control. The revised Standards have resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. The adoption of this change in accounting policy is impacted the accounting for changes in ownership interest as from January 1, 2010, with no impact in business acquisitions performed up to December 31, 2009.

e) Business Combination

Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired company is remeasured at fair value at acquisition date (in the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts related to the acquired company which were recognized in “Other comprehensive income” before the acquisition date, are reclassified to income, where such treatment would be appropriate in case this interest was sold.

Acquisitions in which control is obtained initially

Acquisitions of subsidiaries and businesses are accounted for under the purchase method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange for control. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Under the previous version of the Standard, contingent consideration was recognized at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably; any subsequent adjustments to the contingent consideration are recognized against goodwill. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘provisional period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

Increases/decreases in non-controlling interests

In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate.

The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) are recognized in profit or loss. Under the revised standards, all increases or decreases in such interests are accounted for within equity, with no impact in goodwill or profit or loss.

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

f) Impairment Test of Assets with definite and indefinite useful life

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

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combinations and assets with indefinite useful lives are tested for impairment at least once a year, in December.

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

Recoverability of goodwill is evaluated at each balance sheet reporting date based on the analysis and identification of facts and circumstances that can indicate the necessity to also perform an impairment test at an interim date. If some fact or circumstance indicates that the recoverability of goodwill may be impaired as of an interim period, then the test is performed. In December 2012, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans and long-term economic-financial forecasts.

In December 2012, the Company performed an impairment test for the goodwill on the operating segments and no impairment loss was identified for the year.

The projection period for the December 2012 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. for the Brazil, Latin America, Specialty Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrating the differences among the markets in which each segment operates, as well as risk associated to them. The discount rates used were 9.5% p.a. for the North America segment (9.0% in December, 2011), 10.0% p.a. for the Special Steel segment (10.5% in December, 2011), 10.25% p.a. for Latin America segment (10.75% in December, 2011) and 10.5% p.a. for the Brazil segment (11.0% in December, 2011).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value by R$ 2,714 million for the North America segment (R$ 9,850 million in December 2011), R$ 2,201 million for the Special Steel segment (R$ 4,296 million in December 2011), R$ 995 million for the Latin America segment (R$ 1,977 million in December 2011), and R$ 10,183 million for the Brazil segment (R$ 7,430 million in December 2011).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitivity analysis for changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 1,663 million for the North America segment (R$ 8,227 million in December 2011), R$ 1,373 million for the Special Steel segment (R$ 3,673 million in December 2011), R$ 8,546 million for the Brazil segment (R$ 6,033 million in December 2011) and R$ 515 million for the Latin America segment (R$ 1,503 million in December 2011).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value by R$ 1,941 million for the North America segment (R$ 8,636 million in December 2011), R$ 1,614 million for the Special Steel segment (R$ 3,866 million in December 2011), R$ 9,045 million for the Brazil segment (R$ 6,468 million in December 2011) and R$ 652 million for the Latin America segment (R$ 1,645 million in December 2011).

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

Goodwill originated in a business combination is evaluated for recoverability on an annual basis, and also when events or circumstances indicate the necessity. The test considers accepted market practices, including cash flows and compares the book value with its fair value. The reversal of goodwill impairment losses previously recognized from business combinations is not allowed. Annually, in December, the Company performs impairment tests for all operating segments, which represents the lowest level in which goodwill is monitored by management.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2012.

Additional information related to impairment of goodwill and other long lived assets are described at note 28 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities. The Company expects to meet its cash needs for 2013 primarily through a combination of operating cash flow, cash and cash equivalents and short-term investments.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2012, 2011 and 2010

In thousands of  Brazilian reais (R$)

	For the year ended December 31,
				Variation	Variation
	2012	2011	2010	2012 / 2011	2011 / 2010

Cash flows from operating activities
Net income for the year	1,496,240	2,097,576	2,457,379	-28.7%	-14.6%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,827,499	1,771,881	1,893,074	3.1%	-6.4%
(Reversal) Impairment of assets	—	—	(336,346)	—	—
Equity in earnings of unconsolidated companies	(8,353)	(62,662)	(39,454)	-86.7%	58.8%
Exchange variation, net	134,128	(51,757)	(104,364)	—	-50.4%
Losses (Gains) on derivatives, net	18,547	65,438	(12,392)	-71.7%	—
Post-employment benefits	38,665	15,882	82,611	143.5%	-80.8%
Stock based remuneration	36,699	13,974	18,629	162.6%	-25.0%
Income tax	63,222	253,096	501,859	-75.0%	-49.6%
Losses (Gains) on disposal of property, plant and equipment and investments	7,890	21,006	(20,532)	-62.4%	—
Gains on available for sale securities	—	(28,073)	—	—	—
Allowance for doubtful accounts	50,084	42,980	16,018	16.5%	168.3%
Provision for tax, labor and civil claims	171,264	261,024	199,092	-34.4%	31.1%
Interest income on investments	(155,638)	(265,766)	(174,622)	-41.4%	52.2%
Interest expense on loans	811,416	828,106	919,594	-2.0%	-9.9%
Interest on loans with related parties	(1,594)	(4,388)	—	-63.7%	—
Provision for net realisable value adjustment in inventory	141,121	56,999	50,526	147.6%	12.8%
Release of allowance for inventory against cost upon sale of the inventory	(86,710)	(122,877)	(50,634)	-29.4%	142.7%
	4,544,480	4,892,439	5,400,438	-7.1%	-9.4%
Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable	168,134	(203,041)	(660,891)	—	-69.3%
(Increase) Decrease in inventories	(264,366)	(681,604)	(1,160,419)	-61.2%	-41.3%
(Decrease) Increase in trade accounts payable	(522,870)	1,121,433	110,358	—	916.2%
(Increase) Decrease in other receivables	(664,819)	(415,192)	176,403	60.1%	—
Decrease in other payables	(314,906)	(127,854)	(168,962)	146.3%	-24.3%
Distributions from jointly-controlled entities	47,667	61,150	68,647	-22.0%	-10.9%
Purchases of trading securities	(2,060,511)	(6,113,717)	(712,204)	-66.3%	758.4%
Proceeds from maturities and sales of trading securities	4,444,636	4,384,832	2,423,597	1.4%	80.9%
Cash provided by operating activities	5,377,445	2,918,446	5,476,967	84.3%	-46.7%

Interest paid on loans and financing	(698,070)	(726,360)	(796,799)	-3.9%	-8.8%
Income and social contribution taxes paid	(335,328)	(482,068)	(541,048)	-30.4%	-10.9%
Net cash provided by operating activities	4,344,047	1,710,018	4,139,120	154.0%	-58.7%

Cash flows from investing activities
Additions to property, plant and equipment	(3,127,256)	(1,961,379)	(1,288,769)	59.4%	52.2%
Proceeds from sales of property, plant and equipment, investments and other intangibles	35,334	11,473	19,269	208.0%	-40.5%
Additions to other intangibles	(156,805)	(141,666)	(94,598)	10.7%	49.8%
Advance for capital increase in jointly-controlled entity	(206,214)	(74,785)	—	175.7%	—
Payment for business acquisitions, net of cash of acquired entities	—	—	(283,110)	—	—
Purchases of available for sale securities	—	(723,285)	(1,371,835)	—	-47.3%
Proceeds from sales of available for sale securities	—	778,484	1,415,981	—	-45.0%
Cash and cash equivalents consolidated in business combinations	16,916	—	—	—	—
Net cash used in investing activities	3,438,025	2,111,158	1,603,062	62.9%	31.7%

Cash flows from financing activities
Capital increase	—	3,874,329	—	—	—
Effects of capital reduction in subsidiary	(116,685)	—	—	—	—
Purchase of treasury shares	(44,932)	(85,262)	(59,247)	-47.3%	43.9%
Proceeds from exercise of shares	5,269	7,168	20,542	-26.5%	-65.1%
Dividends and interest on capital paid	(523,076)	(550,706)	(1,018,488)	-5.0%	-45.9%
Payment of loans and financing fees	—	(25,530)	(4,562)	—	459.6%
Proceeds from loans and financing	1,767,350	1,378,637	3,885,937	28.2%	-64.5%
Repayment of loans and financing	(2,105,228)	(3,781,247)	(3,453,158)	-44.3%	9.5%
Intercompany loans, net	(18,992)	(90,325)	39,344	-79.0%	—
Payment for acquisition of additional interest in subsidiaries	—	—	(2,908,969)	—	—
Net cash provided by /(used in) financing activities	(1,036,294)	727,064	(3,498,601)	—	—

Exchange variation on cash and cash equivalents	90,908	89,641	(68,367)	1.4%	—

(Decrease) Increase in cash and cash equivalents	(39,364)	415,565	(1,030,910)	—	—
Cash and cash equivalents at beginning of year	1,476,599	1,061,034	2,091,944	39.2%	-49.3%
Cash and cash equivalents at end of year	1,437,235	1,476,599	1,061,034	-2.7%	39.2%

Cash and cash equivalents totaled R$ 1,437 million, R$ 1,477 million and R$ 1,061 million on December 31, 2012, 2011 and 2010, respectively, as analyzed below:

Net cash provided by operating activities

Net cash from operating activities totaled R$4,344 million, R$1,710 million and R$4,139 million in the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

In 2012, net cash from operating activities increased 154.0% compared to 2011. The variation was mainly influenced by R$2,061 million purchases of trading securities in 2012, compared to R$6,114 million in 2011, the latter resulting from the capital increase of the Company in April 2011. On the other hand, the higher working capital needs in 2012 had a negative impact on the cash from operating activities of the Company of R$619 million (reduction of R$168 million in trade accounts receivable, increase of R$264 million in inventory and reduction of R$523 million in accounts payable), compared to the positive impact in 2011 of R$236 million (increase of R$203 million in trade accounts receivable, increase of R$682 million in inventory and increase of R$1,121 million in accounts payable). The main factor in the negative impact of R$619 million on the cash flow from operations of the Company was the increase in trade accounts payable, due to the higher raw material prices in 2012 compared to 2011.

In 2011, net cash from operating activities decreased 58.7% compared to 2010. The reduction was mainly influenced by R$6,114 million purchase of trading securities in 2011, compared to R$712 million in 2010, and by the R$4,385 million proceeds from maturities and sales of trading securities in 2011, compared to R$2,424 million in 2010. These variations were mainly due to the capital increase of the Company in April 2011. On the other hand, despite the 10% increase in sales in 2011 compared to 2010, the Company made efforts to reduce its working capital needs. These efforts led to an increase of R$203 million in trade accounts receivable in 2011, compared to an increase of R$661 million in 2010, an increase of R$682 million in inventories in 2011, compared to an increase of R$1,160 million in 2010, and an increase of R$1,121 million in trade accounts payable in 2011, compared to an increase of R$110 million in 2010.

Cash conversion cycle

In 2012, as a result of the increase in working capital(1), compared to the relative stability in net sales in the last three months of 2012 in relation to the last three months of 2011, the cash conversion cycle(2) increased from 84 days at December 31, 2011 (36 days of trade accounts receivable, 80 days of inventories and 32 days of trade accounts payable) to 97 days at December 31, 2012 (37 days of trade accounts receivable, 91 days of inventories and 31 days of trade accounts payable). The main negative impact was on the item inventories, which increased by 11 days between 2011 and 2012 due to the exchange variation and higher raw material prices in the period. The items trade accounts receivable and trade accounts payable, which are also components of the cash conversion cycle, did not present relevant variations in 2012 compared to 2011.

In 2011, as a result of the efforts implemented to reduce working capital needs, the cash conversion cycle decreased from 94 days at December 31, 2010 (36 days of trade accounts receivable, 79 days of inventories and 21 days of trade accounts payable) to 84 days at December 31, 2011 (36 days of trade accounts receivable, 80 days of inventories and 32 days of trade accounts payable). The main positive impact was on the item trade accounts payable, which recorded an increase of 11 days between 2011 and 2010, due to the renegotiations for the payment of raw materials. The items trade accounts receivable and inventories, which are also components of the cash conversion cycle, did not present relevant variations in 2011 compared to 2010, given the Company’s ability to maintain stable business levels for these indicators.

Net cash used in investing activities

Net cash used in investing activities increased by 62.9%, from R$2,111 million in the fiscal year ended December 31, 2011 to R$3,438 million in 2012, mainly due to the acquisitions of fixed assets in 2012 in connection with the Company’s investment plan, especially the investments made in the Brazil Business Operation, particularly the Ouro Branco mill.

Net cash used in investing activities increased by 31.7%, from R$1,603 million in the fiscal year ended December 31, 2010 to R$2,111 million in 2011, primarily due to the acquisitions of fixed assets in 2011 in connection with the Company’s investment plan, especially the investments made in the Brazil Business Operation.

(1)  Working capital: trade accounts receivable, less inventories, less suppliers (based on the balance at end of period for all accounts).

(2)  Cash Conversion Cycle: working capital, divided by net sales (in last three months), multiplied by 90.

Net cash used in financing activities

Cash flow from financing activities went from the generation of R$727 million in the fiscal year ended December 31, 2011 to the use of R$1,036 million in 2012, mainly reflecting the capital increase through the public offering in 2011. In addition to the public offering, part of the capital increase was used to prepay debts amounting to R$2,058 million in 2011, whereas in 2012 debt amortization was not as significant, with the highlight the prepayment of R$576 million in debt related to investments.

Cash flow from financing activities went from the use of R$3,499 million in the fiscal year ended December 31, 2010 to the generation of R$727 million in 2011, mainly reflecting the capital increase through the public offering. In addition to this transaction, part of the capital increase was used to prepay debts amounting to R$2,058 million.

In April 2011, the Board of Directors of Gerdau S.A. approved the issue of 68,026,910 common shares and 134,830,100 preferred shares, for a total capital increase of approximately R$3.7 billion, which was carried out under the scope of the primary public distribution of shares issued by the Company. On April 18, 2011, the public offering was settled, with a net injection of R$3.6 billion in the Company’s cash position.

In 2010, the Company amortized loans and financing amounting to R$3,453 million in connection with the prepayment of Perpetual Bonds amounting to US$600 million (R$1,031 million) and the Term Loan of Gerdau Ameristeel amounting to US$430 million (R$739 million). The Company also paid R$2,909 million to increase its interest in subsidiaries, mainly through the acquisition of the non-controlling interest at Gerdau Ameristeel.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2012, 2011 and 2010 (in thousands of Brazilian reais):

	2012	2011	2010
SHORT TERM:	2,582,353	1,756,993	1,693,037
Total short-term debt	1,806,173	1,099,273	951,905
Debt denominated in Brazilian reais	393,579	426,046	157,108
Debt denominated in foreign currency	1,412,594	673,227	794,797
Current portion of long-term debt	518,201	616,032	626,063
Debentures	257,979	41,688	115,069

LONG TERM:	12,086,202	11,926,535	12,976,958
Total long-term debt	12,244,069	11,798,322	12,986,119
Debt denominated in Brazilian reais	1,879,729	1,991,673	2,436,795
Debt denominated in foreign currency	10,364,340	9,806,649	10,549,324
Current portion of long-term debt	(518,201)	(616,032)	(626,063)
Debentures	360,334	744,245	616,902

TOTAL DEBT:	14,668,555	13,683,528	14,669,995
Short and long-term investments, cash and cash equivalents	2,496,840	4,578,248	2,203,292
NET DEBT(1)	12,171,715	9,105,280	12,466,703

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

Total debt amounted to R$ 14,669 million, R$ 13,684 million and R$ 14,670 million in the years ended December 31, 2012, 2011 and 2010, respectively. Net debt (Net Debt is a non-gaap metric defined as short- and long-term debt plus debentures less short and long-term investments and cash and cash equivalents, broadly used by investors to measure the Company’s indebtedness position) increased from R$ 9,105 million in 2011 to R$ 12,172 million in 2012, this increment of R$ 3,067 million is due a decrease in cash and cash equivalents and an increase of total debt. Cash and cash equivalents were reduced mainly because of debt payments, higher working capital needs and investments made during 2012. Total debt increased mainly due to the effects of exchange variation on foreign-denominated debt over the course of 2012. In 2011, net debt decreased by R$ 3,361 million, going from R$ 12,467 million in 2010 to R$ 9,105 million in 2011, this decrease is mainly due to the capital increase of R$ 3,598 million concluded in April 2011.

Of the total debt at December 31, 2012, 17.6% was short-term and 82.4% was long-term. In 2011, 12.8% was short-term and 87.2% was long-term and in 2010, short-term debt accounted for 11.5% while the remaining balance was long-term.

As of December 31, 2012, the Company’s short-term debt amounted to R$ 1,806 million. Of this total, R$ 394 million was related to financing in Brazilian reais and R$ 1,412 million to financing in foreign currencies. At the same date, short-term debt plus the current portion of long-term debt (R$ 518 million) and debentures (R$ 258 million) amounted to R$ 2,582 million, representing an increase of 47.0% relative to 2011. The increase in the short-term debt was related to an increase in working capital needs. As of December 31, 2011, the Company’s short-term debt amounted to R$ 1,099 million. Of this total, R$ 426 million was related to financing in Brazilian reais and R$ 673 million to financing in foreign currencies. In 2011, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,757 million, representing an increase of 3.8% relative to 2010.

The Company’s long-term debt, as of December 31, 2012 amounted to R$ 12,244 million. Of this total, R$ 1,880 million was denominated in Brazilian reais and R$ 10,364 million in foreign currencies. At the same date, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 12,086 million, representing a decrease of 1.3% relative to 2011. As of December 31, 2011 long-term debt amounted to R$ 11,798 million. Of this total, R$ 1,992 million was denominated in Brazilian reais and R$ 9,807 million in foreign currencies. In 2011, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 11,927 million, representing a decrease of 8.1% relative to 2010, mainly due to pre-payment of debts totaling R$ 2,058.2 million.

As of December 31, 2012, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2014	1,086
2015	1,113
2016	326
2017	3,330
After 2017	6,231
Total	12,086

Financial Agreements

We highlight the material financial agreements outstanding at year end 2012:

Bond 2017

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issuance of bonds in the amount of US$ 1 billion with subsequent reopening of US$ 500 million, totaling US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranteed this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2012 the outstanding balance of this facility was US$ 1.5 billion (R$ 3.1 billion as of December 31, 2012).

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issuance of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies guaranteed this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2012 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.6 billion as of December 31, 2012).

IFC Loan Agreement

In February 2010, Kalyani Gerdau Steel Limited entered into a loan agreement in the total amount of US$ 25 million with International Finance Corporation (IFC), guaranteed by the Company, with a tenor of ten years. On December 31, 2012, the outstanding balance of this facility was US$ 25 million (R$ 51.1 million as of December 31, 2012).

4131 Banco do Brasil

On June 25, 2010, the subsidiary Gerdau Açominas S.A. concluded a working capital financing operation with Banco do Brasil S.A., Tokyo Branch, worth US$ 350 million, maturing on June 22, 2015. The agreement is guaranteed by a letter of credit issued by Banco do Brasil S.A. The issue was aimed at lengthening the Company’s debt profile, and its proceeds were used to settle two obligations with shorter terms. The obligations that were prepaid are: 4131 Banco do Brasil worth US$ 200 million and 4131 Bradesco worth US$ 150 million. On December 31, 2012, the outstanding balance of this facility was US$ 350 million (R$ 715.2 million on December 31, 2012).

Export Credit Note (NCE) 20/00726-4

On June 30, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$ 200 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2012, the outstanding balance of the facility amounted to R$ 160 million.

Export Credit Note (NCE) 20/00727-2

On July 1, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$ 150 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2012, the outstanding balance of the facility amounted to R$ 120 million.

BNDES Agreements

In July 2010, Aços Villares S.A., now incorporated by Gerdau S.A, entered into three loan agreements with Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A.—Banco Múltiplo and Banco Alfa de Investimento S.A. by means of which these banks will on-lend, to the Company, funds provided by the BNDES in the total amount of R$ 250 million. The agreements have a tenor of three years.

Bond 2021

On October 1, 2010, the subsidiary Gerdau Trade Inc. concluded the issuance of bonds in the amount of US$ 1.25 billion and final maturity on January 30, 2021. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2012 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.6 billion as of December 31, 2012). Part of the proceeds of this issue were used to prepay the Perpetual Bonds on September 22, 2010, in the amount of US$ 600 million. The Perpetual Bonds were issued on September 15, 2005 and had no final maturity date.

Commercial Facility Agreement

On November 05, 2010, the subsidiary Gerdau Açominas S.A. entered into a loan agreement in the total amount of US$ 40.5 million with Deutsche Bank Ag, London Branch. The company guarantees this transaction. On December 31, 2012, the outstanding balance of this facility was US$ 40.5  million (R$ 82.8 million as of December 31, 2012).

ECGD - Export Credits Guarantee Department

On June 16, 2011, the subsidiary Gerdau Açominas S.A. concluded a transaction in the total amount of US$ 251.5 million and maturity date on February 08, 2023. The Company guarantees this transaction. The following financial institutions are lender parties in this transaction: Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc e BNP Paribas. This transaction is covered by ECGD (Export Credits Guarantee Department), the English Export Credit Agency (ECA). As of December 31, 2012, the outstanding amount of this facility was US$ 168.6 million (R$ 344.5 million as of December 31, 2012).

JPMorgan Working Capital

On July 30, 2012, the subsidiary Diaco S.A. entered into a working capital financing agreement with JPMorgan Chase Bank in the total amount of US$ 59.9 million in Colombian pesos and final maturity in August, 2015. The outstanding amount of this facility was US$ 60.7 million as of December 31, 2012 (R$ 124 million as of December 31, 2012) and the Company guarantees this transaction.

Bank of Tokyo Credit Agreement

On September 19, 2012, the subsidiary Empresa Siderúrgica del Perú S.A.A. concluded a loan agreement, guaranteed by the Company, with The Bank of Tokyo-Mitsubishi, in the amount of US$ 100 million and with a tenor of three years. The outstanding amount of this facility was US$ 100 million as of December 31, 2012 (R$ 204.4 million as of December 31, 2012).

St Paul MN Tax-exempt Bond

On October 18, 2012, the subsidiary, Gerdau Ameristeel US Inc. and the Port Authority of the City of Saint Paul entered into a loan agreement whereby the Port Authority lent the proceeds from the issuance of US$ 51 million in Solid Waste Disposal Revenue Bonds Series 2012-7 due 2037 (“the Bonds”) to Gerdau Ameristeel US Inc and the obligations of Gerdau Ameristeel US Inc. under the loan agreement were guaranteed by the Company. The Bonds were issued by the Port Authority of the City of Saint Paul. Gerdau Ameristeel US Inc. received US$ 50.3 million in net proceeds, which reflected the payment of issuance costs and were classified as short-term investments.  Interest on the Bonds and the loan are at a rate of 4.5% per annum and are to be paid semi-annually in April and October, which will commence on April 1, 2013. The Bonds are subject to redemption in whole or in part at option of Gerdau Ameristeel US Inc. on or after October 1, 2022 at the redemption price equal to 100% of the principal amount plus accrued interest.  As of December 31, 2012, the short-term investments related to this transaction remained US$ 50.3 million (R$ 102.8 million as of December 31, 2012) on the consolidated balance sheet.

SC Loan Agreement

On December 26, 2012, the subsidiary Kalyani Gerdau Steel Limited entered into a loan agreement in the amount of  US$ 63.8 million in Rupees with Standard Chartered Bank, with a tenor of three years. The outstanding amount of this facility was US$ 54.7 million as of December 31, 2012 (R$ 111.8 million as of December 31, 2012) and the Company guarantees this transaction.

Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 72 million, on the balance sheet date are secured by the assets being financed.

Covenants

As an instrument to monitor the financial condition of the Company by its creditors, financial covenants are used in certain financial agreements.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the Consolidated Financial Statements of Metalúrgica Gerdau S.A., as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2012 such covenant was 3.9 times.

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2012 such covenant was 3.5 times.

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio requires that the Net Worth must be greater than R$ 3.8 billion. As of December 31, 2012, the Net Worth was R$ 28.8; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2012 the current ratio was 1.8 times.

The Company discloses to the market the adjusted EBITDA (earnings before interest, income tax and social contribution, depreciation, amortization and reversal (losses) from the non recoverability of assets and restructuring costs). Adjusted EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. Adjusted EBITDA is not standardized and thus is not comparable to the Adjusted EBITDA of other companies.

Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a declaration of default by the banks and acceleration of maturity of the Company’s loans.

As of December 31, 2012 and as of the date of this Annual Report on Form 20-F, the Company was in compliance with all contractual covenants related to its financial agreements.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed by Metalúrgica Gerdau S.A.. On December 31, 2012 the outstanding amount was R$ 750.8 million.

On August 18, 2011, the Company concluded the Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A, Gerdau Aços Especiais S.A and Gerdau Comercial de Aços S.A. The line is divided into two tranches of US$ 500 million each. One of the tranches is for Gerdau’s North American subsidiaries borrowing needs and the other is for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. Due to this credit line agreement, the others credit lines the North American subsidiaries and the subsidiary Gerdau MacSteel Inc. held were canceled. This transaction has a tenor of 3 years. As of December 31, 2012, the outstanding loans under the line totaled US$ 440.8 million (R$ 900.8 million as of December 31, 2012) and are classified as working capital (US$).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see item 5-E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the total amount of R$ 1.2 billion on December 31, 2012.

Empresa Siderúrgica del Perú S.A.A.

The Company is the guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. (Siderperú) for a secured loan in the amount of US$ 150 million with Scotiabank and Banco de Crédito del Perú. On December 31, 2012, the outstanding amount of this facility was US$ 21.4 million (R$ 43.7 million as of December 31, 2012).

The Company is also the guarantor for a credit facility of US$ 75 million of the same subsidiary with Banco Safra. On December 31, 2012, the outstanding amount of this facility was US$ 52.5 million (R$ 107.3 million as of December 31, 2012).

The Company also guarantees Siderperú’s obligation for a loan agreement in the amount of US$ 100 million entered in October, 2012 with The Bank of Tokyo-Mitsubishi. On December 31, 2012, the outstanding amount of this facility was US$100 million (R$ 204.4 million as of December 31, 2012).

The Company is also the guarantor for the subsidiary Empresa Siderúrgica Del Perú S.A.A., co-borrower of the global credit line, for working capital financing in the amount of US$ 80 million (R$ 163.5 million as of December 31, 2012).

Kalyani Gerdau Steels Limited

The Company is the guarantor for the subsidiary Kalyani Gerdau Steel Limited for a financing contract in the amount of US$25 million with International Finance Corporation issued in February, 2010, with a tenor of ten years. On December 31, 2012, the outstanding balance of this facility was US$ 25 million (R$ 51.1 million as of December 31, 2012)

The Company is the guarantor for the subsidiary Kalyani Gerdau Steel Limited for loan agreement in the amount of US$ 63.8 million in Rupees with Standard Chartered Bank issued in December, 2012, with a tenor of three years. The outstanding amount of this facility was US$ 54.7 million as of December 31, 2012 (R$ 111.8 million as of December 31, 2012)

Industrias Nacionales C. por A.

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 25 million with maturity on December 12, 2014. The outstanding amount of this facility was US$ 12.5 million as of December 31, 2012 (R$ 25.5 million as of December 31, 2012).

The Company is the guarantor for the associated company Industrias Nacionales C. por A., for a financing contract in the amount of US$ 34.9 million covered by SACE. The outstanding amount of this facility was US$ 24.9 million as of December 31, 2012 (R$51 million as of December 31, 2012).

The Company is the guarantor for the associated company Industrias Nacionales C. por A., co-borrower of the global credit line, for working capital financing in the amount of US$ 20.9 million (R$ 42.7 million as of December 31, 2012).

Dona Francisca S.A.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 23.4 million on December 31, 2012, corresponding to a joint liability of 51.82% of the amount.

GTL Trade Finance Inc.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonds with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.5 billion (R$ 3.1 billion as of December 31, 2012).

Gerdau Holdings Inc.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonds with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2.6 billion as of December 31, 2012).

Gerdau Trade Inc.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc for the issuance of bonds with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2.6 billion as of December 31, 2012).

Diaco S.A.

The Company is the guarantor for the subsidiary Diaco S.A, co-borrower of the global credit line, for a working capital financing  in the amount of US$ 35 million in Colombian pesos (R$ 71.5 million as of December 31, 2012), US$ 60 million (R$ 122.6 million as of December 31, 2012), US$ 20 million (R$ 40.9 million as of December 31, 2012), and US$ 10 million (R$ 20.4 million as of December 31, 2012).

The Company is the guarantor for the same subsidiary for a working capital financing in the amount of US$ 60.7 million in Colombian pesos (R$ 124 million as of December 31, 2012) with JPMorgan Chase Bank and final maturity in August 2015.

Comercializadora Colombiana de Carbones y Coques S.A. C.I.

The Company is the guarantor for the subsidiary Comercializadora Colombiana de Carbones y Coques S.A. C.I., co-borrower of the global credit line, for working capital financing in the amount of US$ 15 million (R$ 30.7 million as of December 31, 2012), US$ 6 million (R$ 12.3 million as of December 31, 2012), US$ 10 million (R$ 20.4 million as of December 31, 2012), and US$ 10 million (R$ 20.4 million as of December 31, 2012).

Steelchem Trading Corporation

The Company is the guarantor for the subsidiary Steelchem Trading Corporation, co-borrower of the global credit line, for working capital financing in the amount of US$ 28 million (R$ 57.2 million as of December 31, 2012), and US$ 12 million (R$ 24.5 million as of December 31, 2012).

Gerdau Macsteel, Inc

The Company is the guarantor for the subsidiary Gerdau Macsteel, Inc, co-borrower of the global credit line, for working capital financing in the amount of US$ 20 million (R$ 40.9 million as of December 31, 2012).

Gerdau Ameristeel US Inc

The Company is the guarantor for the subsidiary Gerdau Ameristeel US Inc. for the issuance of bonds with a maturity of 25 years in the amount of US$ 50.3 million (R$ 102.8 million as of December 31, 2012).

The Company is the guarantor for the subsidiary Gerdau Ameristeel US Inc, co-borrower of the global credit line, for working capital financing in the amount of US$ 30 million (R$ 61.3 million as of December 31, 2012).

Gerdau Aços Especiais S.A.

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 30.7 million as of December 31, 2012.

Gerdau Corsa SAPI de CV

The Company is the guarantor for the associated Gerdau Corsa SAPI de CV. for a credit line facility in the amount of US$ 44.5 million. As of December 31, 2012, the outstanding amount of this transaction was US$ 41 million (R$ 83.8 million as of December 31, 2012).

The Company is the guarantor for the subsidiary Gerdau Corsa SAPI de CV., co-borrower of the global credit line, for working capital financing in the amount of US$ 73 million in Mexican pesos (R$ 157.6 million as of December 31, 2012).

Siderúrgica Tultitlán S.A. de C.V.

The Company is the guarantor for the subsidiary Siderurgica Tultitlán S.A de C.V., co-borrower of the global credit line, for working capital financing in the amount of US$ 10.9 million in Mexican pesos (R$ 23.6 million as of December 31, 2012).

Derivatives

Risk management objectives and strategies: The Company understands that it is subject to different market risks, such as fluctuations in exchange rates, interest rates and commodity prices. In order to carry out its strategy for profitable growth, the Company implements risk management strategies with the objective of mitigating such market risks.

The Company’s objective when entering into derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines. All outstanding derivative financial instruments are monthly reviewed by the Cash and Debt Management Committee, which validates the fair value of such financial instruments. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: according to internal policy, the financial result must arise from the generation of cash from its business and not gains from the financial market.  The Company uses derivatives and other financial instruments to reduce the impact of market risks on its financial assets and liabilities or future cash flows and earnings. Gerdau has established policies to assess market risks and to approve the use of derivative financial instruments transactions related to those risks. The Company enters into derivative financial instruments to manage the above mentioned market risks and never for speculative purposes.

Policy for determining fair value: the fair value of the derivative financial instruments is determined using  models and other valuation techniques, which involve future prices and curves discounted to present value as of the calculation date. Amounts are gross before taxes. Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative financial instruments may include: non deliverable forwards (NDFs), cross currency swaps and interest rate swaps.

Non Deliverable Forwards (NDFs):

Subsidiary Diaco S.A. settled NDFs, which matured on July 7, 2012; September 24, 2012; and  December 12, 2012. These transactions were contracted to hedge against the exchange exposure arising on the U.S. dollar denominated Global Credit Line. The result of these contracts represented a loss of R$ 11.2 million, which was presented in the Consolidated Statement of Income. The counterparty to these transactions was Banco Davivienda

The Company contracted and settled NDFs, designated as a cash flow hedge, with a maturity date of December 28, 2012. These transactions were contracted to hedge part of the Company’s export cash flow against the dollar / real exchange exposure. The result of these contracts represented a loss of R$ 3 million, which was presented in the Consolidated Statement of Income. The counterparty to this transaction was Banco HSBC.

Subsidiary Diaco S.A. contracted NDFs, with a notional amount of US$ 20 million (R$ 40.9 million as of December 31, 2012) with a maturity date on July 18, 2014. These transactions were contracted to hedge against the exchange exposure arising from the US dollar denominated Global Credit Line. As of December 31, 2012, the fair value of these contracts represents a loss of R$ 1.5 million and was presented in the Consolidated Statement of Income. The counterparties to these transactions are Bancolômbia and Davivienda.

Swap Contracts

Interest rate swap

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú has an interest rate swap contract, designated as a cash flow hedge, whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. This contract has a notional value of US$ 25 million (R$ 51.1 million as of December 31, 2012) and maturity date of April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in U.S. dollars at floating rates for an amount greater than the swap. As of December 31, 2012, the fair value adjustment of this contract represents in a net loss of R$ 1.6 million presented directly in the Statement of Comprehensive Income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. has an interest rate swap contract, whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. This contract has a notional value of US$ 350 million (R$ 715.2 million as of December 31, 2012) and maturity date of June 22, 2015. As of December 31, 2012, the fair value adjustment of this contract represents a loss of R$ 5 million presented directly in the statement of comprehensive income. Since May 1, 2012, the Company designated this swap as cash flow hedge and its fair value is presented in the Statement of Comprehensive Income. The counterparties to this transaction are HSBC, Citibank and Morgan Stanley

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2012 — Capital Expenditure

In fiscal year 2012, capital expenditures for fixed assets were R$ 3,127.3 million. Of this total, 70.9% was allocated to the operations in Brazil and the remaining 29.1% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,917.7 million was invested in this operation for capital expenditure. The Ouro Branco mill completed investments in a hot rolled coil mill, with a capacity of 800,000 tons per year, and started the production tests. Another investment was the development of the mining project, leading the Company to achieve self-sufficiency in iron ore by the end of 2012. Moreover, the Company also started its investment for the new wire rod and rebar rolling mill at the Cosigua mill.

North America Business Operation — this business operation spent R$ 355.0 million, for capital expenditure on fixed assets distributed throughout the units which compose this business operation. Part of this investment was for the reheat furnace at the mill in Calvert City, Kentucky.

Latin America Business Operation — in 2012, the Latin American units spent R$ 197.9 million, for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located.

Special Steel Business Operation — the special steel units spent R$ 656.7 million in 2012, for capital expenditure. A major part of this investment was for the installation of a new special steel rolling mill at Pindamonhangaba mill, which should start up in the second half of 2013. The Company also invested to build a new continuous casting unit for production capacity increase at the Monroe mill.

2011 — Capital Expenditure

In fiscal year 2011, capital expenditure on fixed assets was R$ 1,961.4 million. Of this total, 75.3% was allocated to the operations in Brazil and the remaining 24.7% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,378.6 million was invested in this operation for capital expenditure. A major part of this investment was for the installation of heavy plates and hot-rolled coil rolling mills at the Ouro Branco mill. The Company also invested for the development and installation of new downstream units. Moreover, in the beginning of 2011, the Company completed the expansion of the structural profile rolling mill at the Ouro Branco mill.

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

2010 — Capital Expenditure

In fiscal year 2010, capital expenditure on fixed assets was R$ 1,288.7 million. Of this total, 69.3% was allocated to the Brazil Business Operation and the remaining 30.7% was allocated to the other businesses operations. The Company invested R$ 3,192.1 million (net of cash) in acquisitions during 2010.

Brazil Business Operation — a total of R$ 893.7 million was invested in this operation for capital expenditure. The major part of this investment was for the installation of heavy plates and hot-rolled coil rolling mills at the Ouro Branco mill.

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

Latin America Business Operation — in 2010, the Latin American units spent R$ 310.9 million, of which R$ 209.8 million were capital expenditures on fixed assets for the substitution of an electric arc furnace in Peru. In the same period, the Company acquired an additional stake of 49.1% in Cleary Holdings Corp. for R$ 101.1 million.

Special Steel Business Operation — the special steel units spent R$ 97.9 million in 2010 for capital expenditure on fixed assets equally distributed throughout the countries which compose this business operation.

Main Capital Expenditure Currently in Progress

The investments in fixed assets planned for the period from 2013 to 2017 are estimated at R$ 8.5 billion, and include both strategic and maintenance investments (see table below).

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (coiled hot-rolled strips) at Ouro Branco mill-MG	Brazil	800	2013
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2015
Expansion of mining capacity to 11,5 million tonnes(2)	Brazil	—	2013
Expansion of mining capacity to 18 million tonnes(2)	Brazil	—	2016
Expansion of mining capacity to 24 million tonnes(2)	Brazil	—	2020
Rebar fabricating and ready-to-use steel product units	Brazil	—	2013/2014
Wire rod and rebar rolling mill in Cosigua mill-RJ(1),(2)	Brazil	600	2014
New melt shop at Riograndense mill-RS(4)	Brazil	650	2015
North America Business Operation
Capacity expansion from new continuous casting at St Paul mill, Minnesota(5)	USA	550	2015
Latin America Business Operation
Rebar and light commercial profile rolling in Guatemala(3)	Guatemala	200	2013
New melt shop in Mexico (Gerdau Corsa)(3)	Mexico	1,000	2014
New structural profile rolling mill in Mexico (Gerdau Corsa)(3)	Mexico	700	2014
Expansion of crude steel capacity at all Colombia’s mills	Colombia	400	2016
Expansion of rolling capacity at all Colombia’s mills	Colombia	450	2016
Special Steel Business Operation
Expansion of rolling capacity at Mogi das Cruzes mill, São Paulo	Brazil	60	2013
Special steel rolling mill at Pindamonhangaba mill, São Paulo	Brazil	500	2013
Coke plant, power generation plant and two bar inspection lines	India	—	2013/2014
New continuous casting and reheating furnace at Pindamonhangaba mill, São Paulo	Brazil	—	2015
Expansion of crude steel, long steel products and finishing capacities(2)	USA	300	2014

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be revamped.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a jointly-controlled entity.

(4) Replacement of the current melt shop (450,000 tonnes of capacity)

(5) Replacement of the current continuous casting (450,000 tonnes of capacity)

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

All Gerdau mills have a Quality Management  System supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical methods for improving the assessment of process variables, and the concept of “Quality Function Deployment”, a methodology through which technicians can identify and implement the customer requirements.

Given this level of quality management, 45 mills are ISO 9001 or ISO TS 16949 certified as well as a sort of products and laboratories certification according demands. In general, production , technical services and quality teams are responsible for developing new products to meet customer and market needs.

Gerdau uses a Quality Management System developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists do planned visits, some are randomly selected and some are scheduled visits, to its customers to check on the quality of the delivered products in order to guarantee the final user satisfaction for products purchased indirectly.

The Knowledge Management Portal is used to share information among all steel mills seeking performance improvements and leverage of process knowledge supported by Communities of Practice and technical specialists.

Due to the specialized nature of its business, the Gerdau special steel mills are constantly investing in technological upgrading and in research and development. These mills are active in the automotive segment and maintain a technology department (Research and Development) responsible for new products and the optimization of existing processes.

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment that Gerdau uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer agreements with Nippon Steel, Kyoei Steel, Daido Steel, Sumitomo and Badische Stahl Werke.

As is common with mini-mill steelmakers, Gerdau usually acquires technology in the market rather than develops new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has research and development centers in Brazil, the United States and Spain used to meet the market demands for special steel, especially for the automotive industry. The Company invested in research and development R$ 214.7 million in 2010, R$ 210.9 million in 2011 and R$ 239.7 million in 2012.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

Studies from the World Steel Association indicate that world apparent steel consumption should grow by 3.2% in 2013, to reach 1,455 million tonnes. About 72% of the world apparent steel consumption should occur in the developing economies, which Gerdau has a representative portion of its operations.

According to data from the Brazilian Steel Institute, Brazil steel consumption is expected to grow 4.3%, reaching 26.4 million tonnes of steel in 2013, supported by solid GDP growth in the period. Brazilian Central Bank estimates call for GDP growth of 3.1% in the year. In the construction industry, growth is expected to remain robust, with estimates from market statistics pointing to 20% growth in sales of new constructions in 2013. The manufacturing industry is projected to grow 3.1% in 2013, according to the Focus Report (Relatório Focus).

The IMF projects GDP growth in North America for 2013 at 2.0%. This positive outlook is also supported by data from the World Steel Association, which points to steel consumption growing by 3.6% in 2013 to reach 100 million tonnes. The highlight in this scenario is the expected continued recovery in industrial construction, especially for energy projects, and the expected need for investments in infrastructure projects over the coming years.

In Latin America (excluding Brazil), for 2013, the estimates are optimistic, with GDP in the region projected to grow by 3.6% in 2013. According to the World Steel Association, steel consumption in Latin America, excluding Brazil, should reach 43,5 million tonnes in 2013, a growth of 6.4% over 2012, which should support a gradual increase in per-capita steel consumption in the region, which still remains at low levels.

The outlook for the special steel market in 2013 is also positive. In the United States, light vehicle and heavy/medium commercial vehicle production is projected to grow 4.0% in 2013. In Brazil, the ANFAVEA (Vehicle Manufacturers’ Association) forecasts light vehicle production growth of 4.5% and 7.0% growth for heavy vehicles, in 2013. In Europe, due to the economic crisis, the auto industry has suffered a slowdown over the last few years and there are no signs yet of a recovery for the year 2013. In India, the light vehicle production is estimated to grow 10.0% in 2013, according to the Society of Indian Automobile Manufactures (SIAM).

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 51,088 as of December 31, 2012). The Company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of the principal equipment in the amount of US$ 34,935 thousand (R$ 67,186 as of December 31, 2012).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 16,466, corresponding to a joint liability of 51.82% of the amount.

The Company provides a guarantee for the working capital line of credit of its joint-controlled entity Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 44,500 thousand (R$ 90,936 as of December 31, 2012).

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 20,856 thousand (R$ 42,620 as of December 31, 2012).

The Company is the guarantor of the joint-controlled entity Gerdau Corsa SAPI de C.V., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 73,019 thousand (R$149,215 as of December 31, 2012).

The Company is the guarantor of the associate Steelchem Trading Corporation, co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 40 million (R$ 81,740 as of December 31, 2012).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the Company’s contractual obligations on December 31, 2012.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Short-term debt obligations (1)	1,806,173	1,806,173	—	—	—
Long-term debt obligations (1)	12,244,069	518,201	2,167,747	3,656,353	5,901,768
Debentures (1)	618,313	257,979	30,948	—	329,386
Interest payments	3,242,632	559,600	1,078,885	858,450	745,697
Interest rate swap	8,199	1,535	6,664	—	—
Operating lease obligations (2)	156,009	50,637	68,088	23,748	13,536
Capital expenditures (3)	2,670,920	1,905,385	750,943	14,592	—
Unconditional purchase obligations (4)	379,332	379,332	—	—	—
Pension funding obligations (5)	119,002	83,473	5,157	5,730	24,642
Put option granted to Santander Group on Corporación Sidenor acquisition (6)	607,760	607,760	—	—	—

Total	21,852,409	6,170,075	4,108,432	4,558,873	7,015,029

(1) Total amounts are included in the December 31, 2012 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2012.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2012, the corresponding liability has not yet been recorded in its financial statements.

(4) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5) Pension funding obligations are included as per actuarial computations made by third party actuaries.

(6) During 2006, the Company entered into an agreement to acquire an interest of 40% of Corporación Sidenor, but also granted a put option to Santander Group, which acquired another stake of 40% of Corporación Sidenor. According to this put option, Santander Group has the option to sell its interest in Corporación Sidenor to the Company on January 10, 2014, with the option of exercise in advance in January of each year, starting in 2012. In October 2012, Santander requested the exercise in advance for January 2013. See Note 15.f — Financial Instruments to the consolidated financial statements included herein.

G. SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

JORGE GERDAU JOHANNPETER (born in 1936)

Education: Holds a degree in Law from the Federal University of Rio Grande do Sul.

Functions in Gerdau:  Worked for Gerdau since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). Since 1983 he has been the Chairman of the Board of Directors of Gerdau S.A. On January 2, 2007, Jorge Gerdau Johannpeter retired from the Gerdau Executive Committee and since then he has been serving exclusively as a member of the Board of Directors, as its President.

Principal business activities outside Gerdau: In addition, he is: (i) a member of the Board of Directors of the Instituto Aço Brasil (Brazilian Steel Institute); (ii) member of the Board of Directors of the World Steel Association; (iii)  member of the Board of Directors, as well as compensation and succession and environment committees of Petróleo Brasileiro S.A — Petrobrás since October 19, 2001 and a member of the board of directors of Petrobrás Distribuidora S.A. — BR. Furthermore, he is a member of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government, and the president of the Câmara de Políticas de Gestão, Desempenho e Competitividade — CGDC (Competitiveness and Management Council), a body linked to the CDES. Jorge Johannpeter has also actively participated of non-profitable organizations, chairman of Programa Gaúcho da Qualidade e Produtividade — PGQP (Quality and Productivity Program of the State of Rio Grande do Sul), founder of Movimento Brasil Competitivo — MBC (Competitive Brazil Movement), member of

Academia Brasileira de Qualidade — ABQ (Brasilian Quality Academy); President of the Governance Committee of the Movimento Todos pela Eduação (All for Education) and member of the deliberative council of Parceiros Voluntários (Volunteer Partners).

GERMANO HUGO GERDAU JOHANNPETER (born in 1932)

Education: Holds a degree in Business Administration from the Getúlio Vargas Foundation.

Functions in Gerdau:  Has worked for Gerdau since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. Currently, he has been serving exclusively to the Board of Directors. He is also a Vice Chairman of the Board of Directors of the parent company Metalúrgica Gerdau S.A and a member of the Board of Directors of the subsidiary Seiva S.A.  — Florestas e Indústrias.

KLAUS GERDAU JOHANNPETER (born in 1935)

Education: Holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

Functions in Gerdau:  Has worked for Gerdau since 1954. He became and Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors. Currently, he has been serving exclusively to the Board of Directors. He is also the Vice Chairman of the Board of Directors of the parent company Metalúrgica Gerdau S.A. and a member of the Board of Directors of the subsidiary Seiva S.A.  — Florestas e Indústrias.  In addition, he is the chairman of Instituto Gerdau (Gerdau Institute) entity which administrates Gerdau’s social projects.

FREDERICO CARLOS GERDAU JOHANNPETER (born in 1942)

Education: Holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

Functions in Gerdau: Has worked for Gerdau since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006. From January 2, 2007, he has served exclusively as a Vice Chairman of the Board of Directors. He is also the Vice Chairman of the Board of Directors of the parent company Metalúrgica Gerdau S.A. and a member of the Board of Directors of the subsidiary Seiva S.A.  — Florestas e Indústrias.

AFFONSO CELSO PASTORE (born in 1939)

Education: holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same university.

Functions in Gerdau: has been an Independent Board Member of Gerdau since 2002. He is also a member of the board of directors of the controller company Metalúrgica Gerdau S.A.

Principal business activities outside Gerdau:  In addition he has been a member of the board of directors of Even Construtora e Incorporadora S.A. since February 2010 and a member of the board of directors of M. Dias Branco S.A — Indústria e Comércio de Alimentos since July, 2010. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank. He is the founder partner of A C Pastore Associados SS Ltda. a consulting company specialized in economic analysis of the Brazilian and international economy.

OSCAR DE PAULA BERNARDES NETO (born in 1946)

Education: holds a degree in Chemical Engineering and Business Administration from the Federal University of Rio de Janeiro (UFRJ).

Functions in Gerdau: has been elected as an Independent Board Member since 2002 and he is also a member of the Board of Directors of the controller company Metalúrgica Gerdau S.A.

Principal business activities outside Gerdau: In addition, he holds the following positions in other companies: (i) a member of the Board of Directors and Audit Committee of Companhia Suzano de Papel e Celulose; (ii) a member of the Board of Directors of São Paulo Alpargatas S.A; (iii) a member of the Board of Directors, Audit Committee and Risks Committee of Localiza Rent a Car; (iv) a member of the Board of Directors and Chairman of the Human Resources Committee of DASA Medicina Diagnóstica da América Latina; (v) a member of the Board of Directors, Financing Committee and Corporate Governance of Praxair Inc. (USA); (vi) senior consultant for the CEO of Johnson Electric (Hong-Kong); (vii) Member of Consultative Councils of Davos Participações Ltda; Bunge Brasil S.A; Alcoa Brasil and Amyris Brasil S.A. e da Integra Associados.

ALFREDO HUALLEM (born in 1946)

Education: graduated in Metallurgical Engineering from the UFF — Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford;

Functions in Gerdau: has worked for Gerdau since 1974, He was promoted to Executive Officer in 1993 and since December 2007, he became a member of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. Since July 2009, keeping his position as an Executive Committee member, Alfredo was assigned responsible for Gerdau Commercial Process. Since

December 31, 2011, Alfredo Huallem is no longer an Officer of the Company or a member of the Gerdau Executive Committee. Since February 01, 2012,he has been a member of the Board of Directors of Gerdau S.A and of the controller company Metalúrgica Gerdau S.A.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

Education: He graduated in Business Administration from the Pontifícia Universidade Federal do Rio Grande do Sul (PUC — RS). He studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

Functions in Gerdau: has worked for Gerdau since 1980. He has been the President of the Company, in the position of Chief Executive Officer (“CEO”) and president of the Gerdau Executive Committee since January, 2007. At the beginning of 2008 he became a member of the Board of Directors. He is also a member of the Strategy Committee of the Board of Directors. In addition, he is a member of the Board of Directors, President Officer and president of the Executive Committee of the parent company Metalúrgica Gerdau S.A. and President Officer of the subsidiary Seiva S.A Florestas e Indústrias.

Principal business activities outside Gerdau:  Furthermore, he is: (i) member of the Board of Management of Instituto Aço Brasil (Brazilian Steel Institute); (ii) member of executive committee of  Associação Latino-Americana de Aço -  Alacero (Latinamerican Steel Association); (iii) member of executive committee of Wordsteel Association; (iv) and member of the Conselho Econômico e Social do Rio Grande do Sul — CDES — RS (a organization created to analyze, discuss and propose guidelines to promote economic and social development for the State of Rio Grande do Sul).

CLAUDIO JOHANNPETER (born in 1963)

Education: graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States).

Functions in Gerdau: Joined the Company in 1982. He became an executive officer in 1997, and held the position of Chief Operating Officer (“COO”) and member of the Gerdau Executive Committee until 2012. He was also executive officer of Metalúrgica Gerdau and Seiva until August 2012. At the beginning of 2008 he became a member of the Board of Directors (and member of Strategy Committee and Compensation and Succession Committee). He is also a member of the Board of Directors, of the parent company Metalúrgica Gerdau S.A.

EXPEDITO LUZ (born in 1951)

Education: Graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

Functions in Gerdau: Has worked for Gerdau since 1976. In 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure he is now Secretary-General of the Board of Directors. Expedito currently holds the position of Executive Vice President, responsible for Legal and Compliance and member of the Gerdau Executive Committee of the company and also of the parent company Metalúrgica Gerdau S.A. In addition, he holds the position of Officer of Seiva S.A — Florestas e Indústrias.

MANOEL VITOR DE MENDONÇA FILHO (born in 1957)

Education: graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, holds an MBA from the Getúlio Vargas Foundation and MBA from Fundação Don Cabral and INSEAD - European Institute of Business Administration - in 2001.

Functions in Gerdau: has worked for Gerdau since 1983.  He holds the position of Executive Vice President (since 2001) and he has been a member of the Gerdau Executive Committee since 2007. He is also Executive Vice President and member of Executive Committee of the parent company Metalúrgica Gerdau S.A.

Participates of the “Conselho de Sustentabilidade e Responsabilidade Social (Sustainability and Social Responsability Board), member of Conselho Estratégico da Federação das Indústrias do Estado de Minas Gerais — FIEMG (Stategic Board of the Association of the Estate of Minas Gerais Industries) and member of “Conselho de Metalurgica e Mineração da ABIMAQ (Steel and Mining Board of ABIMAQ)

FRANCISCO DEPPERMANN FORTES (born in 1963)

• Academic Background: Undergraduate Degree in Metallurgical Engineering from Universidade Federal do Rio Grande do Sul (Federal University of Rio Grande do Sul), in 1985 and a Master’s Degree in Business Administration from the same University in 2001. In 2008 he completed the Gerdau Business Program and in 2010 he attended the Stanford Executive Program at Stanford University in the United States

• Professional Experience: He started his career in 1984 as an Intern in the Engineering area at Gerdau being, subsequently, hired as Technical Advisor in this same area. In 1992, he took the responsibility for coordinating the area of Management Systems of Aços Especiais Piratini. In 2000, he accumulate the responsibility for the Human Resources unit. In 2001 he served as Manager of the Management System area of   Integrated Regional Units of Long Steel  Brasil. In 2003 he was transferred to the City of Porto Alegre where he started coordinating the global implementation and structuring of Gerdau Business System and Total Safety System, where he was promoted to Director of Management Systems in 2004. In January, 2006, he was promoted to the position of Executive Director of Gerdau Riograndense and Guaíra and in 2007 he was

promoted to the position of Corporate Director of Human Resources, the position in which he added, over time, the processes of Organizational Development and Management Systems. Nowadays he holds the position of Executive Vice-President of Human Resources, Management and Organizational Development, Technology Management, Environment, Health and Safety  and  Information Technology, as well as, member of Executive Committee of Gerdau S.A. and its parent company Metalúrgica Gerdau S.A.

RICARDO GIUZEPPE MASCHERONI (born in 1961)

Education: He graduated in Economics at Catholic University of Petrópolis - UCP - RJ, in 1982, with a degree in Marketing from PUC — RJ in 1983. Concluded the Gerdau Business Program in 2008.

Functions in Gerdau: He started his career in Gerdau Cosigua in September 1983. In March 2005 was promoted to the position of Executive Manager of the Business Area of Gerdau Steel for Industry. In November 2006 he became the Commercial Director of Special Steels Piratini. In 2007 Mascheroni was promoted to Commercial Director of Long Steel Brazil Business Division, and in 2009 he assumed his current position as the Executive Director of the same Business Division, Long Steel Brazil. Since 2011 he holds the position Executive Vice President and member of Executive Committee Gerdau SA and of its parent company Metalúrgica Gerdau S.A.

ANDRÉ PIRES DE OLIVEIRA DIAS (born in 1967)

Education: holds a degree in Business Administration with specialization in finance from Fundação Getúlio Vargas (Getúlio Vargas Foundation) in the City of São Paulo.

Function in Gerdau: joined Gerdau in 2004 as investment officer of the corporate office in Porto Alegre. In 2010, became the chief financial officer of Gerdau Aços Longos North America and in this position he was responsible for financial planning and analysis, accounting, treasury, risk management, expense management and shared services. As of 2013, André Pires becomes Executive Vice President of the Executive Committee of Gerdau S.A., appointed Investor Relations Officer and responsible for the areas of finance and controllership of Gerdau S.A. and Metalúrgica Gerdau S.A., the holding company of Gerdau. He also became officer of Seiva S.A.

Principal business activities outside Gerdau: André Pires has over 20 years’ experience in the international market. He started his career in 1988 as a research analyst at Banco Geral do Comercio in Brazil. Five years later, he moved to the United States, where he served as resource manager at Montgomery Asset Management in San Francisco, California. In 1994, he returned to Brazil as CEO of the Brokerage House of Banco Geral do Comércio and later worked at Banco BBA Creditanstalt. His next position was prospecting business in Brazil for BNP Paribas, France’s largest financial institution, where he served as division director of resource management. He is today a member of Administrative Board of Abrasca — Association of Public held Companies.

Find below the summary of the structures of the Board of Directors and of the Statutory Board of Executive Officers:

Board of Directors

Chairman:

Jorge Gerdau Johannpeter

Vice Chairmen:

Germano Hugo Gerdau Johannpeter

Klaus Gerdau Johannpeter

Frederico Carlos Gerdau Johannpeter

Board members:

André Bier Gerdau Johannpeter

Claudio Johannpeter

Affonso Celso Pastore

Oscar de Paula Bernardes Neto

Alfredo Huallem

Statutory Board of Executive Officers

Chief Executive Officer (CEO):

André Bier Gerdau Johannpeter

Vice-Presidents:

Manoel Vitor de Mendonça Filho

Francisco Deppermann Fortes

Ricardo Giuzeppe Mascheroni

Vice-President, Legal and Compliance Officer:

Expedito Luz

Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

André Pires de Oliveira Dias

1.              Claudio Johannpeter was a member of Gerdau Executive Committee until August, 27th 2012, and still a board member (see item 8.B, “Significant Changes”,below).

2.              Osvaldo Burgos Schirmer left his executive positions held at Gerdau S.A and Metalúrgica Gerdau S.A., as a consequence of  his retirement on December 31, 2012 (see item 8.B, “Significant Changes”,below).

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

The fixed portion of the compensation is constantly monitored and compared to market benchmarks in order to maintain parity with the best market practices as adopted by other companies. The variable portion of the compensation package is tied to semi-annual and annual goals. These goals are measured against standards clearly specified that are intended to support and motivate overachievement of individuals and/ or teams results.

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

In 2012, Directors and Executive officers from Gerdau were paid a total of R$ 48.5 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, using as a performance indicator, actual EBITDA versus planned EBITDA, and on individual performance. The first factor influences 60% and the second 40% in the amount of the variable remuneration for more or less.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad.  About 18% of participants are in  Defined Benefit plans and 82% in Defined Contribution plans.

During 2012, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1.2 thousand to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30th, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This new compensation program oversees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as from April 28, 2005. From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long term incentive program was approved by the

Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In  2012, again  in order to align the potential total compensation to market measures, the Compensation and Succession Committee approved to the Chief Executive Officer (CEO) a change to the grant equivalent to 75% of their annual base salaries and to the Vice-Presidents equivalent to 30%.This program aims to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

To meet the effort of aligning globally, both the compensation programs and the business needs, the Human Resources team supported by the HAY Group Consultancy, expert in compensation related matters, reviewed the Long Term Compensation Program in order to tie significant parts of this compensation to a long term financial metric, in this case ROCE (Return on Capital Employed), which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010.

The Chief Executive Officer (CEO), the Board Members and Director positions and higher will have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

The Compensation and Succession Committee approved all stock option grants since the program began.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 25.I for a complete summary of the stock option plans):

Grant date: To be vested from: Must be exercised by: Exercise price per share:	Dec/03 Jan/09 Dec/13 R$6.78	Dec/04 Jan/10 Dec/14 R$10.58	Dec/04 Jan/08 Dec/14 R$10.58	Dec/05 Jan/11 Dec/15 R$12.86	Dec/06 Jan/12 Dec/16 R$17.50	Dec/07 Jan/13 Dec/17 R$26.19	Dec/08 Jan/14 Dec/18 R$14.91	Dec/09 Jan/15 Dec/19 R$29.12	Dec/10 Jan/16 Dec/20 R$22.61	Dec/11 Jan/17 Dec/21 R$14.42	Jan/13 Jan/18 Dec/22 R$18.58	Accumulated Number of Shares
Total Options Granted to Directors and Executive Officers	653.643	563.621	275.866	1.130.536	848.948	658.147	1.218.899	995.815	641.851	904.840	832.502	8.724.668
Exercised Options	55.183	42.564	47.074	34.249				2.419	5.538	6.422		193.449
Forfeited Options								2.209	100.809	8.887		111.905

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

The new structure was defined by the scale, complexity and challenges facing Gerdau in its global market operations. The best practices of the world’s largest companies were also taken into account.

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Level 1 of the São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and 2003 for Metalúrgica Gerdau S.A.).

Furthermore, the Gerdau S.A and Metalúrgica Gerdau S.A also have an information disclosure policy that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders, officers and managers, members of the Board of Directors and Board of Auditors and any organs or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Group.

The structure is composed of three levels and has maintained the existing governing bodies — the Board of Directors, the Executive Committee (together with the Board of Officers) and Business Operations Committee.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to eleven members; currently there are two independent Board members. The Board has four Committees: Corporate Governance; Strategy; Compensation and Succession; and Risks. According to the Ordinary General Meeting of Shareholders, held on April 26, 2012, the members of the Board of Directors, whose terms of office expire on April 30, 2013, are:

Chairman

Jorge Gerdau Johannpeter (1), (2)

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1), (2), (3)

Member

André Bier Gerdau Johannpeter (2), (4)

Claudio Johannpeter (2), (3)

Alfredo Huallem (2)

Independent Members

Affonso Celso Pastore (3)

Oscar de Paula Bernardes Neto (1), (3)

Secretary-General

Expedito Luz (4)

(1) Member of the Corporate Governance Committee

(2) Member of the Strategy Committee

(3) Member of the Compensation and Succession Committee

(4) Member of the Risk Committee

The Committees created to support the Board of Directors are:

Strategy Committee: responsible for supporting the Board in the formulation of general policy guidelines of the Company; providing recommendations to the Board regarding policies and guidelines of business by product line and market; providing opinion on the investment program presented annually and recommend its approval; opining on proposed mergers and acquisitions, monitoring the political environment, economic and social from the perspective of the Group’s business, as well as trends in the steel industry and evaluating the impacts of the development on the Company’s business, among other activities.

Corporate Governance Committee: responsible for, among other functions,  keeping the members updated about the trends and benchmarks of Corporate Governance; evaluating the recommendations of the agents of capital markets and financial and specialized agencies, to recommend to the Board principles and guidelines of Corporate Governance; reviewing and commenting on the information relating to Corporate Governance contained in the official documents of the Company for dissemination to the market and evaluating the performance of the Board as a whole.

Succession and Compensation Committee: its main functions are: recommend policies for selection, retention and succession of directors and strategic executives of the company; evaluate compensation plans, benefits and pensions of directors and strategic executives; review of general wage increases; general definition of global values of variable remuneration and grant of stock options; and the review and monitoring of the training programs for strategic managers and executives, suggesting alternatives to their professional development, review general HR strategies and its compensation policies; participate in the evaluation process of the members of the Executive Committee of the Company.

Risk Committee: its main duties are monitoring relevant topics, such as reviews of the status of the Sarbanes Oxley controls, adequacy of risk controls associated with each macro process and / or operation, including, but not limited to , environmental risks, enterprise security, information security, through evaluation of the indicators of GBS (Gerdau Business System), the work of internal audit on operational risks, statistics, as well as relevant Ethic and Compliance issues and legal contingencies, subject to the provisions of Policy on Risk Management published on the Company website.

The members of the Board of Executive Officers and the Gerdau Executive Committee are the same:

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Vice Presidents

André Pires de Oliveira Dias

Manoel Vitor de Mendonça Filho

Expedito Luz

Francisco Deppermann Fortes

Ricardo Giuzeppe Mascheroni

Board of Executive Officers: Statutory Board whose members are responsible for the representation of the company and performance of the acts needed for the company’s standard operations.

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and ensure best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into business operations (BOs), defined by product line and/or geographical location: BO - Brazil, BO - Specialty Steel Products, BO - North America and BO - Latin America. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Group, such as finance, accounting, human resources and planning. Committee’s members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

Other Committees created to Support the Management: In order to provide support to the Executive Committee several committees were created and are responsible for advising on specific matters. Among the Executive Committee’s support committees which should be mentioned are the Finance Committee and the Human Resources Committee as the most important bodies. The Gerdau Business System Committee is also a support committee to the Gerdau Executive Committee and plays a major role in the Company’s organization, as described below.

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

Board of Auditors

Under Brazilian Corporate Law, the board of auditors (“Conselho Fiscal”) is a shareholder nominated audit board and an independent corporate body of the board of directors, management and the company’s external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) need not have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of an U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board of directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 26, 2011, (reelected on April 26, 2012).

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Carlos Roberto Schröder	02/19/1940	Effective	2005
Maria das Graças Conceição Machado Costa	05/02/1948	Effective	2009
Carlos Roberto Schröder	02/19/1940	Alternate	2005
Tranquilo Paravizi	05/07/1934	Alternate	2011
Kurt Lowenhaupt	09/29/1950	Alternate	2010

The Board has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Charneski holds a bachelor degree in Accounting (1974) and has 40 years of experience as auditor and consultant. Since 1988, he has been the founder and partner of Charneski Assessoria e Consultoria Ltda., formerly an independent auditing and consulting firm that was restructured in 2010, by strategic decision of its partners, in order to continue providing only consulting services. He had also worked at Price Waterhouse from 1971 to 1988 and had been named Acting Partner in the latter years.  Currently Mr Charneski holds the position of member of the Board of Auditors of Gerdau S.A, as well as of Grandene S.A. He was a member of the Board of Auditors of Forja Taurus S.A from 1998 to 2007 and of Plascar Participações Industriais S.A in 2009.

Mr. Schröder holds a bachelor degree in Accounting and worked as Financial Officer and Manufacturing Officer for large companies in Brazil.

Mrs. Costa holds a degree in Engineering and a MBA in Corporate Governance from the University of São Paulo (USP), and worked as manager and regional superintendent of Banco do Brasil S.A.

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2010	22,577	18,713	41,290
2011	23,516	19,304	42,820
2012	22.658	19.211	41.869

Outsourced*	Brazil	Overseas	Total
2010	7,676	3,565	11,241
2011	7,734	3,799	11,186
2012	8.147	3.303	11.450

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

As of December 31, 2012, the Company employed 41,869 at its industrial units excluding joint ventures. 54% of this total is based in Brazil and the remainder in South America, North America and Europe, which have 5,862, 10,875 and 2,474 employees, respectively.

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

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of January 31, 2013.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	100	0.00	121,147	0.01
Frederico C. Gerdau Johannpeter	100	0.00	100	0.00
Germano H. Gerdau Johannpeter	100	0.00	1,078,375	0.09
Klaus Gerdau Johannpeter	100	0.00	100	0.00
Affonso Celso Pastore	—	0.00	6,238	0.00
Oscar de Paula Bernardes Neto	—	0.00	80,488	0.01
Manoel Vitor de Mendonça Filho	—	0.00	76,761	0.01
André Bier Gerdau Johannpeter	39,495	0.01	304,506	0.03
Claudio Johannpeter	38,435	0.01	115,839	0.01
André Pires de Oliveira Dias	—	0.00	—	0.00
Expedito Luz	—	0.00	12,780	0.00
Alfredo Huallem	—	0.00	350	0.00
Francisco Deppermann Fortes	—	0.00	15,464	0.00
Ricardo Giuzeppe Mascheroni	—	0.00	14,336	0.00
TOTAL	78,330	0.02	1,826,484	0.16

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

The following table shows the vesting options (all Gerdau S.A. preferred shares) to each director and executive officer as of December 31, 2012.

Exercise Price (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12	22.61	14.42	18.58
Grant Date	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/08	dec/09	dec/10	dec/11	jan/13
Vesting Date	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15	jan/16	jan/17	jan/18
Expiration Date	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19	dec/20	dec/21	dec/22
Affonso Celso Pastore	17.640	15.728		14.253	11.143	7.743	13.602	11.116	12.738	20.970	16.740
Frederico C. Gerdau Johannpeter	132.301	114.395	57.198	258.383	189.874	131.995	245.771	197.299	108.271	178.252	144.930
Germano H. Gerdau Johannpeter	132.301	114.395	57.198	258.383	189.874	131.995	245.771	197.299	63.689	104.854	83.702
Jorge Gerdau Johannpeter	132.301	114.395	57.198	258.383	189.874	131.995	245.771	197.299	127.377	210.208	171.668
Klaus Gerdau Johannpeter	132.301	114.395	57.198	258.383	189.874	131.995	245.771	197.299	63.689	104.854	83.702
Oscar de P Bernardes Neto	17.640	15.728		14.253	11.143	7.743	13.602	11.116	12.738	20.970	16.740
Alfredo Huallem	15.454	9.904		8.977	6.981	6.453	12.616	11.190	11.384	18.724	50.066
André Bier Gerdau Johannpeter					12.480	28.541	69.316	55.634	49.680	81.796	102.328
Claudio Johannpeter					12.480	27.300	66.090	53.046	47.369	77.987	77.502
Expedito Luz					7.726	5.369	14.822	11.897	10.624	17.492	20.020
Francisco Deppermann Fortes		4.423		4.003	3.863	9.556	7.952	7.054	6.957	14.424	18.020
Manoel Vitor de Mendonça Filho					6.981	17.869	12.200	20.094	9.544	17.309	24.800
Osvaldo Burgos Schirmer(1)	18.522	17.694		16.012	12.480	8.673	17.297	9.255	3.099	5.103	0
Ricardo Giuzeppe Mascheroni				5.257	4.175	10.920	8.318	7.677	8.348	16.588	22.284
Paulo F B de Vasconcellos(2)					12,480	8,673	16,652	8,910	2,984

(1) Osvaldo Burgos Schirmer  was an Officer (Vice President) and a member of the Gerdau Executive Committee until December 31, 2012.

(2) Paulo Fernando Bins de Vasconcellos was an Officer (Vice President) and a member of the Gerdau Executive Committee until May 31, 2011.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of January 31, 2013, Gerdau S.A. had 571,929,945 common shares and 1,128,534,345 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights.

Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2013, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	439,481,675	76.61	252,841,484	22,06
BNDES Participações S.A. — BNDESPAR *	37,917,222	6,61	21,218,074	1.85
BLACKROCK, INC.	—	—	57,552,216	5.02
Members of the board of directors and executive officers as a group (14 members)	78,330	0.01	1,826,484	0.16

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

On January 31, 2013 there were 290,535,386 ADRs outstanding, representing 25.4% of Gerdau S.A. preferred shares and the number of record holders were 38.

B. RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations and  (iii) the payment of guarantees to some controlling companies. See Note 18 to the Consolidated Financial Statements ( Related Party Transactions) for further information.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2012	Largest amount during the period covered
1	Guarantee for company Dona Francisca Energética in a R$29,198 thousand loan granted by the IDB in 2001. No remuneration.	Associate	29,198	05/15/01	06/2013	Settlement of the agreement	1,238	2,117
2	Guarantee for company Dona Francisca Energética in a R$72,156 thousand loan granted by the BNDES in 2003. No remuneration.	Associate	72,156	07/15/03	12/2014	Settlement of the agreement	7,902	10,555
3	Guarantee for company Dona Francisca Energética in a R$37,448 thousand loan granted by Banco Bradesco in 2003. No remuneration.	Associate	37,448	06/16/03	12/2014	Settlement of the agreement	4,664	6,377
4	Guarantee for company Dona Francisca Energética in a swap transaction with Banco Votorantin. No remuneration.	Associate	13,218	04/17/03	11/2013	Settlement of the agreement	2,662	4,497
5	Indac Ind. e Com. S.A. stands guarantor for our Company in all loans with the BNDES, and debentures of the 7th, 8th, 9th, and 11th issue, with no restrictions on amounts and date. Remuneration of 0.95% p.a. on the amount payable.	Parent Company	—	—	Undetermined	Settlement of the agreement	834,328	1,032,952
6	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$ 793,058 thousand. No remuneration.	Subsidiary	2,042,893	07/26/05	11/2017	Settlement of the agreement	1,142,483	1,761,555
7	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$ 1,250,000,000.00. No remuneration.	Subsidiary	2,188,125	11/30/09	01/2020	Settlement of the agreement	2,554,375	2,834,250
8	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million.	Subsidiary	67,773	01/31/2011	01/2016	Settlement of the agreement	82,762	85,350
9	Guarantee for Siderúrgica Del Peru in a loan granted by banks Banco de Crédito Del Peru (BCP) and Scotiabank in an amount of up to US$150,000,000.00. No remuneration.	Subsidiary	294,795	05/24/07	04/2014	Settlement of the agreement	15	15
10	Co-guarantee for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$ 1,500,000,000.00. No remuneration.	Subsidiary	1,744,000	10/22/07	10/2017	Settlement of the agreement	3,065,250	3,161,100
11	Guarantee for Gerdau Aços Especiais S.A. in an electricity purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the present value of up to R$ 8.4 million.	Subsidiary	1,664	09/23/08	09/2016	Settlement of the agreement	8,354	8,354
12	Guarantee for Siderúrgica del Peru S.A. in an uncommitted facility of up to US$ 70,000,000.00 with bank Standard Chartered.	Subsidiary	148,071	10/30/08	Undetermined	Settlement of the agreement	143,045	147,518
13	Guarantee for Diaco S.A. in a financing granted by Banco BBVA Colômbia of up to COP 61,500,000,000.00, equivalent to US$35,000,000.00 on the agreement’s date. No remuneration.	Subsidiary	55,832	07/16/08	07/2013	Settlement of the agreement	71,523	73,759
14	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 25,000,000.00 granted by Banco BNP Paribas for the funding of construction works and acquisition of supplementary equipment.	Associate	43,300	12/07/09	07/2015	Settlement of the agreement	51,088	52,685

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with Issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2012	Largest amount during the period covered
15	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 34,935,000.00 granted by Banco BNP Paribas for the funding of the acquisition of 85% of the principal equipment.	Associate	59,229	05/28/10	01/2019	Settlement of the agreement	67,186	69,286
16	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in September/2010 in an amount of up to US$1,250,000,000.00.	Subsidiary	2,117,750	01/10/10	09/2020	Settlement of the agreement	2,554,375	2,634,250
17	Guarantee for Gerdau Corsa SAPI de C.V. in a working capital credit facility with Banco BBVA for the payment of expenses with suppliers in an amount of up to US$44,500,000.00.	Associate	75,392	08/27/10	10/2013	Settlement of the agreement	90,936	93,779
18	Current account (liability asset) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/05	Undetermined	Not applicable	6,236	56,621
19	Current account (asset balance) with GTL Equity Investments Corp. Pays the contracted charges plus exchange variance.	Subsidiary	—	12/31/10	Undetermined	Not applicable	1,926	1,926
20	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/10	Undetermined	Not applicable	2,550,906	225,404
21	Gerdau S.A. usually trades its own debentures on behalf of Metalúrgica Gerdau S.A. with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2012, repurchase transactions amounted to R$ 9,539, while sales totaled R$ 6,812.	Parent Company	—	—	Undetermined	Maturity	9,685	16,618
22	Gerdau S.A. usually trades its own debentures on behalf of Gerdau BG Participaçŏes S.A., Indac Ind. a Com S.A. and other indirect controlling shareholders, with those companies itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2012, repurchase transactions amounted to R$ 23,910, while sales totaled R$ 25,615.	Indirect controlling shareholders	—	—	Undetermined	Maturity	339,715	382,420
23	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2012, repurchase transactions amounted to R$ 119,069, while sales totaled R$ 40,832.	Subsidiary	—	—	Undetermined	Maturity	134,308	134,308
24	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Comercial de Aços S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2012, repurchase transactions amounted to R$ 105,220, while sales totaled R$ 145,262.	Subsidiary	—	—	Undetermined	Maturity	18,681	85,344
25	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2012, repurchase transactions amounted to R$ 276,816, while sales totaled R$ 312,525.	Subsidiary	—	—	Undetermined	Maturity	153,566	232,790
26	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Açominas S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2012, repurchase transactions amounted to R$ 165,191, while sales totaled R$ 149,364.	Subsidiary	—	—	Undetermined	Maturity	—	252,058
27	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Gerdau Comercial de Aços S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau AZA S.A., Diaco S.A., Siderurgica Tultitlán, S.A. DE C.V., Sidenor Villares Rolling Mill Rolls SL and Villares Corporation of America). Sales in the period amounted to R$ 169,112.	Subsidiaries	—	—	Undetermined	Maturity	18,751	14,753
28	Gerdau S.A. has accounts payable derived from sales to subsidiaries (Gerdau Comercial de Aços S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Sidenor Industrial S.L.). Purchases in the period totaled R$ 91,062.	Subsidiaries	—	—	Undetermined	Maturity	188	556

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with Issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2012	Largest amount during the period covered
29	The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million	Subsidiary	148,352	08/17/11	03/2014	Settlement of the agreement	163,480	168,592
30	The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 20.9 million.	Associate	112,852	08/17/11	03/2014	Settlement of the agreement	42,620	123,070
31	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million.	Subsidiary	18,544	08/17/11	03/2014	Settlement of the agreement	20,435	21,074
32	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 35 million.	Subsidiary	59,098	08/17/11	04/2013	Settlement of the agreement	71,523	73,759
33	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 60 million.	Subsidiary	112,548	08/17/11	06/2013	Settlement of the agreement	122,610	126,444
34	The Company is the guarantor of associate Gerdau Corsa S.A.P.I. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US$ 73 million.	Associate	123,293	08/17/11	08/2014	Settlement of the agreement	149,215	153,881
35	The Company is the guarantor of subsidiary Siderúrgica Tultitlán S.A. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US$ 10.9 million.	Subsidiary	20,434	08/17/11	06/2014	Settlement of the agreement	22,260	22,956
36	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 20 million.	Subsidiary	34,782	08/17/11	07/2014	Settlement of the agreement	40,870	42,148
37	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 15 million.	Subsidiary	25,638	08/17/11	02/2013	Settlement of the agreement	30,653	31,611
38	The Company is the guarantor of associate Steelchem Trading Corporation, co-borrower of a global credit line for financing of working capital in the amount of US$ 28 million.	Associate	56,596	08/17/11	06/2014	Settlement of the agreement	57,218	59,007
39	The Company is the guarantor of associate Steelchem Trading Corporation, co-borrower of a global credit line for financing of working capital in the amount of US$ 12 million.	Associate	24,367	08/17/11	03/2014	Settlement of the agreement	24,522	25,289
40	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 6 million.	Subsidiary	12,184	08/17/11	09/2013	Settlement of the agreement	12,261	12,644
41	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million.	Subsidiary	20,435	08/17/11	12/2013	Settlement of the agreement	20,435	20,435
42	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million.	Subsidiary	20,435	08/17/11	12/2013	Settlement of the agreement	20,435	20,435
43	The Company is the guarantor of subsidiary Gerdau MacSteel Inc., co-borrower of a global credit line for financing of working capital in the amount of US$ 20 million.	Subsidiary	40,870	08/17/11	Undetermined	Settlement of the agreement	40,870	40,870
44	The Company is the guarantor of subsidiary Gerdau Americsteel US Inc., co-borrower of a global credit line for financing of working capital in the amount of US$ 30 million.	Subsidiary	61,305	08/17/11	Undetermined	Settlement of the agreement	61,305	61,305

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2012.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 18 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2012, 2011 and 2010 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2012	2011	2010	2012	2011	2010
Tax	862,597	672,652	472,879	872,272	666,681	458,458
Labor	200,205	217,696	160,026	45,932	37,829	31,676
Other	18,579	17,370	12,470	4,374	8,970	3,413

Tax Provisions

Part of these provisions correspond to tax matters. The most significant provisions of contingencies are related to:

• R$ 29 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 21 million in Contributions allegedly due to the Social Security authorities, which are being challenged in tax foreclosure proceedings and suits for annulment pending before the Federal Courts.

• R$ 33 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as R$ 26 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the judicial deposit made will be used to settle the provision. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 30 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ), mostly concerning the constitutionality and basis of calculation of the contribution.

• R$ 677 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) credits, (ii) taxation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS) over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS). In regards to proceedings explained in (ii) and (iii), the Company makes full deposit in courts.

There are other contingent tax liabilities, for which the probability of losses are not probable and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

• The Company is a defendant in debt foreclosures filed by the state of Minas Gerais to demand Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits arising mainly from the sales of products to commercial exporters. The total amount of the lawsuits is R$ 62 million. The Company did not set aside a reserve for contingencies, since products for export are exempted from Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) and no tax is payable.

• The Company and its subsidiary, Gerdau Aços Longos S.A., are defendants in tax foreclosures, which are claiming Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) credits on the export of semi-finished manufactured products. The amount involved is R$ 61 million. Gerdau has not set aside a reserve for contingency for the lawsuits, as the products do not fit in the definition of semi-finished manufactured products as defined by federal complementary law and, therefore, are not subject to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS).

• The Company and its subsidiary, Gerdau Aços Longos .S.A, are part in other Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 67 million. No reserve for contingency was set aside for these claims, as the probability of loss is not probable.

• The Company and its subsidiaries, Gerdau Açominas S.A. and Gerdau Aços Longos S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 158 million.

• The Company and its subsidiaries, Gerdau Internacional Empreendimentos Ltda.  and Gerdau Aços Especiais S.A., are part in legal proceedings discussing taxation of Corporate Income Tax (IRPJ) and Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL) over profits generated abroad, in the amount of R$ 1,281 million. The Company has not made a reserve for contingency, as the Company, with the assistance of its legal consultants consider the probability of loss as possible but not probable.

• The Company’s subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., have administratively challenged the disallowance of the deductibility of a premium generated through a corporate reorganization in 2005, in accordance with articles 7 and 8 of Law no. 9532/97. The premium was deducted from the tax bases of the income tax and social contribution on profits in the 2005-2010 period. The total updated amount under discussion is R$ 2,771 million. No reserve for contingency was established, since the Company believes, based on the opinion of its legal advisers, that the likelihood of an adverse decision is merely possible.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2012 of  R$ 200 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2012, totaling R$ 46 million.

Other Provisions

The Company is also defending civil proceedings related to other provisions arising from the normal course of its operations. Such provisions for these claims amount as of December 31, 2012 to R$ 18.6 million. On the same date, judicial deposits related to these provisions amount to R$ 4.4 million. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised of:

Antitrust Proceedings

The antitrust process involving Gerdau S.A. is related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law — (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. The process was sent to the Administrative Council for Economic Defense — (“Conselho Administrativo de Defesa Econômica” — CADE), for judgment.

The CADE judgment was put on hold by an injunction obtained by Gerdau S.A., which aimed at annulling the administrative process, due to formal irregularities. This injunction was cancelled by appeals made by CADE and the Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the commencement of the process, due to cartel practices. The Company has appealed from this decision, and the appeal is pending of judgment.

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

Insurance Dispute

A civil lawsuit was filed by Sul America Seguradora (insurance company) in 2003 against Gerdau Açominas S.A. and another third party requesting a payment into court of R$ 34.4 million to settle a dispute related to the amount of the insured’s compensation. In its defense, Gerdau Açominas explained that the due compensation is substantially higher than the amount the insurance company deemed appropriate for compensation. Before the filing of this claim, Gerdau Açominas had previously initiated a claim asking for indemnification in the amount it deems correct for the compensation. Gerdau Açominas expects to be successful in this case.

No Material Effect

Management believes that the probability of losses as a consequence of other contingencies is remote, and that were they to arise, they would not have a materially adverse effect on the consolidated financial position of the Company, its consolidated results of operations or its future cash flows.

Dividend Distribution Policy

Brazilian Corporate Law generally requires the by-laws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. The law requires a minimum payout of 25% of adjusted net income. Under the Company’s bylaws, this percentage has been fixed at no less than 30% of the adjusted net income (according the section 19 of the Company’s bylaws) for distribution for each fiscal year.

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2012, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$478.9 million or 2.5% of total paid-in capital of R$ 19,249.1 million

According to Law 9,457, holders of Preferred Shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on Common Shares, unless one of three exceptions described in the Law holds. Gerdau S.A.’s executive directors presented a proposal at the 2002 shareholders’ meeting, to grant both Common and Preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

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

B. SIGNIFICANT CHANGES

Recent Developments

On February 19, 2013, the Board of Directors authorized the Company to acquire shares of its own issuance, up to 4,100,000 preferred shares (GGBR4) and American Depositary Receipts — ADRs (GGB), exclusively in order to satisfy the Long-Term Incentive Plan for the Company and its subsidiaries, using the available cash supported by existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction. The acquisition period is from February 19, 2013, for a maximum period of 365 days, until February 18, 2014. The transactions will be carried out on the stock exchanges of São Paulo and New York, at market prices, through the intermediation of the following brokerages:

•                  Itaú Corretora de Valores S.A.

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•                  Merrill Lynch, Pierce, Fenner & Smith Inc

Board of Directors, Executive Committee and Board of Auditors.

Since August 27, 2012, Claudio Johannpeter is no longer an Officer of the Company or a member of the Gerdau Executive Committee.

Since December 31, 2012, Osvaldo Burgos Schirmer is no longer an Officer of the Company or a member of the Gerdau Executive Committee. On January 1st ,2013, André Pires de Oliveira Dias  was elected member of the Gerdau Executive Committee and he is also the new Chief Financial Officer and Investor Relations Officer.

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

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2008*	39.02	9.95	23.93	4.35
2009	28.72	10.68	16.74	4.55
2010	30.46	19.01	17.13	11.08
2011	24.11	10.77	14.38	6.71
2012	20.63	14.36	10.51	7.62

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2011
1Q	24.11	19.54	14.38	11.78
2Q	19.64	15.12	12.44	9.46
3Q	16.80	10.77	10.80	6.72
4Q	15.49	12.56	9.18	6.71
2012
1Q	18.94	14.36	10.51	7.67
2Q	17.92	15.37	9.76	7.61
3Q	20.63	15.56	10.23	8.13
4Q	19.31	17.33	9.53	8.33

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2012
January	16.62	14.36	9.52	7.67
February	18.05	16.91	10.50	9.82
March	18.94	16.89	10.51	9.49
April	17.92	16.62	9.76	9.07
May	17.59	15.37	9.13	7.61
June	17.81	15.60	8.74	7.65
July	18.46	16.56	9.05	8.13
August	20.32	17.88	10.06	8.76
September	20.63	17.64	10.23	8.67
October	19.32	17.53	9.53	8.65
November	18.85	17.33	9.18	8.33
December	18.79	17.61	8.99	8.33
2013
January	19.30	17.10	9.47	8.54
February	17.60	15.68	8.95	8.00
March, 18	16.00	15.10	8.18	7.59

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2008*	23.90	4.00
2009	16.66	4.51
2010	17.26	11.34
2011	14.59	6.71
2012	10.56	7.60

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2011
1Q	14.59	11.90
2Q	12.51	9.50
3Q	10.65	6.71
4Q	9.35	6.75
2012
1Q	10.57	8.13
2Q	9.78	7.60
3Q	10.34	8.12
4Q	9.60	8.33

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2012
January	9.60	8.13
February	10.57	9.79
March	10.54	9.51
April	9.78	9.07
May	9.34	7.60
June	8.80	7.64
July	9.02	8.12
August	10.03	8.78
September	10.34	8.68
October	9.60	8.71
November	9.11	8.44
December	9.01	8.33
2013
January	9.64	8.60
February	8.97	8.08
March, 18	8.20	7.60

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

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2008*	30.70	8.13	18.84	3.63
2009	22.02	8.39	12.90	3.58
2010	22.84	14.45	12.86	8.37
2011	18.00	9.20	10.73	5.52
2012	16.50	12.20	8.55	6.35

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2011
1Q	18.00	15.27	10.73	9.24
2Q	15.75	13.01	10.00	8.14
3Q	14.33	9.20	9.21	5.74
4Q	13.13	10.34	7.75	5.52
2012
1Q	15.38	12.20	8.55	6.52
2Q	14.78	12.94	7.93	6.35
3Q	16.50	13.39	8.17	6.57
4Q	15.82	14.36	7.78	6.91

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2012
January	13.65	12.20	7.83	6.52
February	14.56	13.59	8.47	7.89
March	15.38	13.84	8.55	7.71
April	14.78	13.75	7.93	7.50
May	14.53	12.95	7.54	6.43
June	14.59	13.16	7.19	6.35
July	15.04	13.39	7.35	6.57
August	16.12	14.65	7.98	7.18
September	16.50	14.53	8.16	7.14
October	15.82	14.51	7.78	7.16
November	15.50	14.36	7.57	6.91
December	15.52	14.72	7.54	6.94
2013
January	16.90	15.18	8.32	7.51
February	15.60	14.08	7.85	7.14
March, 18	14.38	13.37	7.36	6.72

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

On March 21, 2011, the Securities and Exchange Commission of Brazil (CVM) approved the new text of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA that became effective on May 10, 2011. As of the effective date aforementioned, therefore, the companies listed on Level 1segment of BM&FBOVESPA are subject to what has been laid out in the Corporate Governance Level 1 Listing Rules, in accordance with the changes.

In order to be adapted to the changes to the Listing Rules, the companies listed in Level 1 segment must adopt, in addition to the rules, aforementioned, the following provisions within the terms informed below:

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

c)              Compliance, as from May 10, 2014, with the rule contained in item 4.3 of the new Corporate Governance Level 1 Listing Rules, which consists of a prohibition on the accumulation in a Company of the position of Chairman of the Board of Directors and Chief Executive Officer or lead executive by the same person.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day.  In 2012, 1.8 billion ADRs were traded, a figure 21.4% lower than in 2011, representing a trading volume of $16.9 billion, equivalent to a daily average of $67.5 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2012, a total of 802 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 19.3% lower than in 2011, representing a trading volume of $7.3 million, equivalent to a daily average of $29 thousand.

ITEM 10.              ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s bylaws have been registered with the Public Registry of the State of Rio de Janeiro (Junta Comercial do Rio de Janeiro) under company number (NIRE) 33.3.0003228-8.

The last amendment to the bylaws was made on April 26, 2012,by the Shareholders Meeting to provide the following changes:

•                  changes to article 4º in order to embody the capital increase deliberated on the Board of Directors meeting held on April 12, 2011;

•                  Changes to article 1, 5 and 6 to adapt its wording to the new rules of Level I Listing Standards;

•                  Changes to article 13 to forseen that in case of vacancy of one member of the Board of Auditors, elected by the controlling shareholder, and not having an alternate member, the remaining members shall elect the new Board of Auditors member.

The consolidated By-laws, including the changes mentioned above, are attached hereto as Exhibit 1.1.

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

Summary of Special Conditions Relating to Directors and Officers

Although the bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere the provisions of Law 6.404/76 (Corporate Law), which regulates corporations in Brazil. and also observes the rules of the Brazilian Stock Exchange Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA).

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

•                        Voting rights

According to Gerdau´s bylaws, the common shares have voting rights and the preferred shares have no voting rights although the holders of preferred share are entitle to attend to shareholders’ meetings and to participate in the discussions.

Note, however, that the Company’s bylaws state, in Article 19, Paragraph 11, that the preferred shares shall acquire the right to vote if the Company, for three consecutive fiscal years, fails to pay the minimum dividends to which they are entitled, a right that the shares will hold until the first subsequent payment of dividends that the Company makes.

Shareholders representing the majority of a) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total capital stock; and b) holders of at least 15% of the voting capital stocks; shall have the right to elect and remove from office a member and his substitute from the board of directors, in a separate election at the general meeting, being excluded from such election the majority shareholder.

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

Subject to the requirements aforementioned, any shareholder whose shares with or without voting rights represent one-half percent or more of the capital shall be entitled to request a list of the addresses of the shareholders

The legal representative of a shareholder shall receive an authorization to attend general meetings.

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

Bond 2021 - On October 1, 2010, the subsidiary Gerdau Trade Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 30, 2021. The following companies guaranteed this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. Part of the proceeds of this issue were used to prepay the Perpetual Bonds on September 22, 2010, in the amount of US$ 600 million (R$ 1.031 million as of September 22, 2010). The Perpetual Bonds were issued on September 15, 2005 and had no final maturity date. On December 31, 2012 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.6 billion as of December 31, 2012).

Bond 2020 - On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issue of bonds in the amount of US$ 1.25 billion and final maturity on January 20, 2020. The following companies guaranteed this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding balance of this facility was US$ 1.25 billion (R$ 2.6 billion as of December 31, 2012).

Bond 2017 - On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issue of bonds in the amount of US$ 1 billion with subsequent reopening of US$ 500 million, totalizing US$ 1.5 billion and final maturity on October 20, 2017. The following companies guaranteed this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2012 the outstanding balance of this facility was US$ 1.5 billion (R$ 3.1 billion as of December 31, 2012).

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) entered into a credit line with BNDES in the total amount of R$ 1.500 million bearing interest rate of TJLP + 2.21% per annum when drawn. The transaction is guaranteed by Metalúrgica Gerdau S.A. The outstanding amount of this agreement was R$ 750.8 million as of December 31, 2012.

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

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 thousand (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, Santander and the Company renewed the put option of the participation in Sidenor and the maturity date of the put option became January 10, 2014, and can be exercised in advance on each month of January from 2012 until the maturity date. The put option price became € 208.648 (R$ 464.868 on December 31, 2010), accrued by a fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. On October 2012, Santander asked for settlement in advance to January 2013 and, therefore the Company began to report this obligation, which is measured by the estimated value to be paid to Santander Group based on the contractual terms, as current liabilities as of December 31, 2012, which totals R$ 607,760 (R$ 528,821 as of December 31, 2011 — non-current liabilities).

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

E. TAXATION

The following summary contains a description of the main Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares, preferred shares and ADRs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this summary deals only with holders of common shares, preferred shares or ADRs as capital assets (generally, property held for investment) and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold common shares, preferred shares or ADRs in a hedging transaction or as a position in a “straddle”, “conversion transaction” or other integrated transaction for tax purposes, a person that has a “functional currency” other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the voting shares of the Company. Prospective purchasers of common shares, preferred shares or ADRs should consult their own tax advisors as to the personal tax consequences of their investment, which may vary for investors in different tax situations. The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Such authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares, preferred shares or ADRs. This summary is also based upon the representations of the Depositary (as defined below) and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares, preferred shares or ADRs by a holder that is not resident or domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holder”).

The following is a general discussion only. It does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. The discussion does not address the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. This discussion also does not address any tax consequences under the laws of any state or municipality of Brazil.

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

Interest Attributable to Shareholders’ Equity

Federal Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Interest payments to a Non-Resident Holder are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is resident or domiciled in a country or location (1) that does not impose income tax or (2) where the maximum income tax rate is lower than 20% or (3) where the laws of such country or location do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents (“Tax Favorable Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how the concept of Tax Favorable Jurisdiction may be broadened by Federal Law No. 11,727, dated June 24, 2008.

Payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent a payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by such shareholders, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend (“gross-up method”).

Capital Gains

According to Federal Law No. 10,833, dated December 29, 2003, gains deriving from the transfer of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident may be subject to withholding income tax in Brazil.

With respect to a disposition of common or preferred shares, as these are assets considered to be located in Brazil, the Non-Resident Holder will be subject to withholding income tax on the realized gains, according to the rules described below.

As far as ADRs are concerned, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder on the disposition of ADRs are not taxed in Brazil, based on the argument that ADRs are not “assets located in Brazil” for purposes of Article 26 of Federal Law No. 10,833/2003. We cannot assure you, however, that Brazilian tax authorities or Brazilian tax courts will agree with this interpretation. Accordingly, in the event that ADRs are deemed to be “assets located in Brazil” for purposes of Article 26 of Federal Law No. 10,833/2003, gains realized on a disposition of ADRs by a Non-Resident Holder will be subject to withholding income tax in Brazil, according to the rules described below.

In general, gains realized on the disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Brazilian reals (without any correction for inflation). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank.

The rules related to whether or not withholding income tax must be levied on such gains will vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment that must be made by the Non-Resident Holder before the Brazilian Central Bank, and how the disposition is carried out.

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•                  exempt from income tax when assessed by a Non-Resident Holder that (1) has registered the investment before the Brazilian Central Bank under the rules of National Monetary Council Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not domiciled or resident in a country or location that does not tax income, or that taxes income at a maximum rate lower than 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how the concept of Low or Nil Tax Jurisdiction may be broadened by Federal Law No. 11,727/ 2008; or

•                  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, and of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized on a disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or of 25% in the case of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how these concepts may be broadened by Federal Law No. 11,727/2008. If these gains are related to transactions carried out on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against income tax due on any capital gain realized on the transaction.

In the event of a redemption of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the respective common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore will be subject to withholding income tax at a rate of 15% or 25%, as the case may be.

Any exercise of preemptive rights relating to the common or preferred shares or ADRs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to common shares, preferred shares or ADRs will be subject to Brazilian income tax according to the same rules described above.

As a Non-Resident Holder of ADRs, you may cancel your ADRs and exchange them for common or preferred shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment before the Brazilian Central Bank, and as long as ADRs are not deemed to be “assets located in Brazil”.

The deposit of common or preferred shares by a Non-Resident Holder in exchange for ADRs may trigger Brazilian income tax on the capital gain presumably realized, at a rate of 15%, or 25% in the case of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. There are grounds to sustain, however, that such transaction should not trigger Brazilian income tax, provided that the appropriate rules are complied with in connection with the registration of the transaction before the Brazilian Central Bank.

There can be no assurance that the current favorable tax treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions, and Privileged Tax Regimes

Federal Law No. 11,727/2008, effective as of January 1, 2009, introduced the concept of “Privileged Tax Regime”, considered as such the tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without requiring the exercise of a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or taxes at a maximum rate lower than 20%, in particular, income earned outside of the respective country or location; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions.

The concept of Privileged Tax Regime should only apply to specific types of transactions, including those subject to transfer pricing rules. Rulings issued by Brazilian tax authorities seem to confirm this interpretation. Notwithstanding, one cannot completely disregard the risk of Brazilian tax authorities trying to argue that the more burdensome tax treatment generally applicable to residents in Low or Nil Tax Jurisdictions and in Tax Favorable Jurisdictions should also apply with regard to residents who are beneficiaries of Privileged Tax Regimes.

Tax on Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/FX”) due on the liquidation of foreign exchange agreements related to the conversion of Brazilian reals into foreign currency and on the conversion of foreign currency into Brazilian reals.

Currently, as a general rule, IOF/FX is levied at the rate of 0.38%. There are, however, a number of exceptions to such general rule (as provided by Article 15-A of Decree No. 6,306, dated December 14, 2007, as amended).

Foreign exchange transactions for the inflow of funds into Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/FX at a rate of 6%. Exceptionally, foreign exchange transactions for the inflow of funds in connection with certain types of investments made in such markets are currently subject to IOF/FX at a zero percent rate.

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

(c) foreign exchange transactions for the inflow of funds (including simultaneous (symbolic) FX transactions) for the acquisition of quotas of Private Equity Investment Funds (“FIPs”), Emerging Companies Investment Funds (“FIEEs”) and Investment Funds investing in quotas of FIPs and FIEEs, all set up in accordance with Brazilian Securities Commission’s regulations;

(d) foreign exchange transactions for the inflow of funds resulting from the cancellation of depositary receipts, in exchange for shares traded in a Brazilian stock exchange;

(e) foreign exchange transactions for the inflow of funds deriving from a change on the type of registration of the foreign investment, from a “foreign direct investment” to an investment registered under the rules of the National Monetary Council (e.g. Resolution No. 2,689 investment); and

(f) foreign exchange transactions for the inflow of funds (including simultaneous (symbolic) FX transactions) for the acquisition of quotas of Real Estate Investment Funds (“FIIs”) set up in accordance with Brazilian Securities Commission’s regulations.

Foreign exchange transactions for the outflow of funds in connection with the return of investments made in the Brazilian financial and capital markets are also subject to IOF/FX at a zero percent rate. The same rate applies on the outflow of funds in connection with payments of dividends and interest on shareholders’ equity made by Brazilian companies.

The Brazilian government is permitted to increase the rate of the IOF/FX at any time up to 25%. However, any increase in rates will only apply to transactions carried out after this increase in rates enters into force.

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

The Brazilian government is allowed to increase the rate of the IOF/Bonds at any time up to 1.5% per day of the transaction amount. However, any increase in rates may only apply to transactions carried out after this increase in rates enters into force.

Other Brazilian Taxes

There are no specific Federal Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common or preferred shares or ADRs, except for gift and inheritance taxes that may be imposed by Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common or preferred shares or ADRs.

United States Tax Considerations

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADRs by a U.S. holder (as defined below) holding such shares or ADRs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.. This summary does not the federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. U.S. holders are urged to consult their own tax advisers regarding such matters.

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

Subject to certain exceptions for hedged positions, any dividend that a non-corporate U.S. holder receives on a Preferred Share will generally be subject to a maximum Federal income tax rate of 20% if the dividend is a “qualified dividend.” A dividend on a Preferred Share will be a qualified dividend if (i) the Preferred Shares are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the Preferred Share (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2012 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

Taxation of Capital Gains

U.S. holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred Share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred Share and the amount realized on the sale or other taxable disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred Share has been held for more than one year. In general, any adjusted net capital gain of a non-corporate U.S. holder is subject to a maximum Federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2012 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

If the Preferred Shares were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) will generally be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, the U.S. holder’s holding period) that would otherwise be taxed as capital gains or dividends, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred Share would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. In addition, if the Company is deemed to be a PFIC for a taxable year, U.S. holders would be subject to increased reporting requirements. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of the Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common stock.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

Gerdau is exposed to various market risks, which involve the fluctuation of exchange rates and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on its financial assets and liabilities or future cash flows and earnings. Gerdau has established policies to assess market risks and to approve the use of derivate financial instruments transactions related to those risks. The Company enters into derivative financial instruments to manage the above mentioned market risks and never for speculative purposes.

Foreign Exchange Rate Risk

This risk is related to the possibility of fluctuations in exchange rates affecting the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company assesses its exposure to such risk by measuring the difference between the value of its assets and the value of its liabilities in foreign currency. The Company understands that its receivables originated from exports, its cash and cash equivalent denominated in foreign currencies and its investments in companies abroad partially offset its liabilities denominated in foreign currencies. Whenever there is a mismatch between assets and liabilities denominated in foreign currency, the Company may enter into derivative financial instruments in order to mitigate the effect of fluctuations of foreign exchange rate.

Foreign currency sensitivity analysis: as of December 31, 2012, the Company is mainly exposed to variations between the real and the U.S. dollar. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 5% between the real and the U.S. dollar on its non-hedged debt. For such analysis, in the event the real appreciates against the U.S. dollar, it would result in income of R$ 154.8 million and R$ 85.6 million after taking into account the changes in the net investment hedge as described in note 15g to the Consolidated Financial Statements (R$ 51.6 million as of December 31, 2011). On the other hand, if the real depreciates against the U.S. dollar, it would represent an expense of the same amount that would be mitigated by investment hedge when considering foreign exchange and income tax accounts. The Company believes that the U.S. dollar depreciation against real for 2013 will be 5%.

The net amounts related to accounts receivable and accounts payable in foreign currency do not represent relevant risks related to exchange rates fluctuation.

Interest rate risk

This risk is related to the possibility of fluctuations in interest rates affecting the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company assesses its exposure to such risk by (i) comparing financial assets and liabilities denominated in fixed and floating interest rates and (ii) monitoring the movements in interest rates, such as LIBOR and CDI. Therefore, the Company may enter into an interest rate swap in order to mitigate this risk.

Interest rate sensitivity analysis: the sensitivity analysis made by the Company considers the effects of an increase or a reduction of 0.1% on the average interest rate applicable to the floating portion of its debt. The impact calculated considering this variation in the interest rate totals R$ 66.2 million as of December 31, 2012 (R$ 74.3 million as of December 31, 2011) and would impact the Financial expenses account in the Consolidated Statements of Income.

Commodity prices risk

This risk is related to the possibility of fluctuations in prices of products sold by the Company or in prices of raw material and other inputs used in the production process. Since the Company operates in a commodity market, its sales revenues and cost of sales may be affected by changes in the international prices of the products it sells or the raw materials it purchases. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

The sensitivity analysis performed by the Company considers the effects of an increase or of a reduction of 1% on products sold and raw materials and inputs to the production process. The impact considering this variation in the price of products sold totals R$ 379.8 million as of December 31, 2012 (R$ 354.1 million as of December 31, 2011) and raw materials and other inputs totals R$ (238.9) million as of December 31, 2012 (R$ (219.5) million as of December 31, 2011). The impact in the price of products sold and raw materials would be recorded in the accounts net sales and cost of sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific products or raw materials.

Credit risk

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

Capital management risk

This risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between its financial debts and its own capital (Shareholders’ Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders’ Equity Ratio. Total Debt is composed of loans and financing (see Note 13 — Consolidated Financial Statements) and debentures (see Note 14 - Consolidated Financial Statements). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

Liquidity risk

The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2012, the depositary reimbursed the Company in the amount of US$ 1.2 million.

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

The fees that ADR holders may be required to pay or incur are the following:

Depository Service	Fee payable by ADR holder

Issuance and delivery of ADRs, including in connection with share distributions, stock splits and other corporate actions	$0.02 or less per ADR

Depositary services	$0.02 or less per ADR

Withdrawal of shares underlying ADRs	$5.00 or less per 100 ADRs

Cash distributions	$0.02 or less per ADR

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure control and procedures

The Company has carried out an evaluation of the effectiveness of the design and operations to assure the achievement of the objectives of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Security Exchange Act of 1934) are achieved under the supervision of its management, which is responsible for the management of the internal controls, and includes its Chief Executive Officer and Chief Financial Officer. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, based upon the Company’s evaluation as of December 31, 2012, the Company’s management concluded that the design and operation of the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Gerdau S.A. has a Disclosure Committee composed of the Chief Executive Officer, André Bier Gerdau Johannpeter, the Chief Financial Officer and Investor Relations Executive Officer, André Pires de Oliveira Dias, the Executive Vice President, Legal and Compliance, Expedito Luz, the Financial Director, Harley Scardoelli and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all applicable disclosure materials.

No changes in the Company’s internal controls over Financial Reporting occurred during the period covered by this report that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

In addition, there have been no significant changes in the Company’s internal controls or in other factors that materially affected these controls subsequent to the date of their most recent evaluation.

Please see Exhibit 12.01 and 12.02 for the certifications required by this Item.

Management’s Annual Report on Internal Controls over Financial Reporting

The management of Gerdau S.A. is responsible for establishing and maintaining adequate internal control over Financial Reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2012, in accordance with the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

Pricewaterhouse Coopers, an independent registered public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012. See their report in Item 19.a

ITEM 16.               [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Bolívar Charneski, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.            CODE OF ETHICS

In 2011, Gerdau S.A. integrated its three previous codes - Gerdau Ethical Guidelines, Gerdau Ameristeel’s Code of Ethics and Business Conduct and Gerdau Ameristeel Code of Ethics for Senior Executives — into one single Code of Ethics applicable to all of Gerdau’s business units around the world.

The provisions of the Code are thus binding on Gerdau’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Compliance Officer and other persons performing similar functions.

The Code of Ethics is focused on the ethics and compliance issues most important to a publicly-held company and meets all applicable legal requirements.

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

The purpose and the contents of the current Code of Ethics have been made public to all employees and have been the object of in-company training.

In the same manner as the three previous codes mentioned in the first paragraph, the actual Code of Ethics meets the definition contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation.

The Gerdau Code of Ethics is filed herewith as exhibit 11.01 and also may be accessed through our Internet website (www.gerdau.com).

The Company did not grant any waiver from the Code provisions in the last fiscal year.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers for the year ended December 31, 2012 and Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2011:

	2012	2011
Audit fees	10,100	10,711
Audit-related fees	118	133
All other fees	129	82
Total	10,347	10,926

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

Other fees are mainly related to services provided to subsidiaries in Europe (relating to tax compliance) and to subsidiaries in North America (tax services).

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

The Board of Director’s authorization remained in force for 9 days from January 12th, 2011 to January 20th, 2012. The transaction was concluded through the stock exchanges, at market prices, with the intermediation of the following broker:

•                  Merrill Lynch Pierce Fenner and Smith Inc.

•                  Itaú Corretora de Valores S.A.

•                  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
January (01/12/2012 — 01/20/2012)	2,693,000	16.68	100%	—
TOTAL	2,693,000	16.68	100%	—

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

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.               FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.               FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

1.01	Bylaws of Gerdau S.A.

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

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

4.01	Policies of the Stock Option Plan

4.02	Gerdau SA Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.03	Gerdau Special Steel North America Equity Incentive Plan****

11.01	Code of Ethics*****

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350 †

13.02	Certification pursuant to 18 U.S.C. Section 1350 †

23.01	Consent of PricewaterhouseCoopers Auditores Independentes

23.02	Consent of Deloitte Touche Tohmatsu Auditores Independentes

* Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-9896), filed with the Securities and Exchange Commission on November 18, 2008.

**Incorporated by reference to Exhibit 2(a)(1) to the Company’s Annual Report on Form 20-F (File No 001-14878), filed with the Securities and Exchange Commision on April 23, 2012

*** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-171217)  filed with the Securities and Exchange Commission on December 16, 2010.

**** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-179182)  filed with the Securities and Exchange Commission on January 26, 2012.

***** Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File No 001-14878), filed with the Securities and Exchange Commission on April 23, 2012

† This certification will not be deemed “filed” for purposes of Section 18 of the Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GERDAU S.A.

	By:	/s/ André Bier Gerdau Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ André Pires de Oliveira Dias

	Name:	André Pires de Oliveira Dias

Dated: March 28, 2013	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2012 and 2011

and for each of the three years in the period

ended December 31, 2012

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Managements Annual Report on Internal Control over Financial Reporting appearing on Item 15 of the Annual Report on Form 20-F for the year ended December 31, 2012.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Auditores Independentes
Rio de Janeiro, Brazil
March 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheet of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2011 and 2010 consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB.

As discussed in Note 26 to the consolidated financial statements, the disclosures in the accompanying 2011 and 2010 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu Auditores Independentes
Porto Alegre, Brazil
March 27, 2013

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 and 2011

In thousands of Brazilian reais (R$)

	Note	2012	2011
CURRENT ASSETS
Cash and cash equivalents	4	1,437,235	1,476,599
Short-term investments
Held for Trading	4	1,059,605	3,095,359
Available for sale	4	—	6,290
Trade accounts receivable - net	5	3,695,381	3,602,748
Inventories	6	9,021,542	8,059,427
Tax credits	7	936,748	815,983
Unrealized gains on financial instruments	15	—	140
Other current assets		259,886	262,603
		16,410,397	17,319,149

NON-CURRENT ASSETS
Tax credits	7	119,582	389,035
Deferred income taxes	8	2,210,300	1,547,967
Related parties	18	132,478	111,955
Judicial deposits	17	922,578	713,480
Other non-current assets		214,878	201,989
Prepaid pension cost	19	553,095	533,740
Advance for capital increase in jointly-controlled entity	9	—	65,254
Investments in associates and jointly-controlled entities	9	1,425,605	1,355,291
Other investments		16,252	19,366
Goodwill	11	10,033,396	9,155,789
Other Intangibles	12	1,364,416	1,273,708
Property, plant and equipment, net	10	19,690,181	17,295,071
		36,682,761	32,662,645

TOTAL ASSETS		53,093,158	49,981,794

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	Note	2012	2011
CURRENT LIABILITIES
Trade accounts payable		3,059,684	3,212,163
Short-term debt	13	2,324,374	1,715,305
Debentures	14	257,979	41,688
Taxes payable	16	528,698	591,983
Payroll and related liabilities		558,634	617,432
Dividends payable	21	47,379	136,391
Employee benefits	19	53,930	40,199
Environmental liabilities	20	24,536	31,798
Unrealized losses on financial instruments	15	1,535	314
Put options on non-controlling interests	15.f	607,760	—
Other current liabilities		358,673	389,728
		7,823,182	6,777,001

NON-CURRENT LIABILITIES
Long-term debt	13	11,725,868	11,182,290
Debentures	14	360,334	744,245
Related parties	18	15	6
Deferred income taxes	8	1,795,963	1,858,725
Unrealized losses on financial instruments	15	6,664	5,013
Provision for tax, civil and labor liabilities	17	1,081,381	907,718
Environmental liabilities	20	42,395	36,621
Employee benefits	19	1,187,621	1,089,784
Put options on non-controlling interest	15.f	—	533,544
Other non-current liabilities		271,818	327,044
		16,472,059	16,684,990

EQUITY	21
Capital		19,249,181	19,249,181
Treasury stocks		(290,240)	(237,199)
Capital reserves		11,597	11,597
Retained earnings		9,180,210	8,347,437
Operations with non-controlling interests		(1,728,627)	(1,726,674)
Other reserves		823,483	(646,873)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		27,245,604	24,997,469

NON-CONTROLLING INTERESTS		1,552,313	1,522,334

EQUITY		28,797,917	26,519,803

TOTAL LIABILITIES AND EQUITY		53,093,158	49,981,794

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2012, 2011 and 2010

In thousands of Brazilian reais (R$)

	Note	2012	2011	2010

NET SALES	24	37,981,668	35,406,780	31,393,209

Cost of sales	29	(33,234,102)	(30,298,232)	(25,873,476)

GROSS PROFIT		4,747,566	5,108,548	5,519,733

Selling expenses	29	(587,369)	(603,747)	(551,547)
General and administrative expenses	29	(1,884,306)	(1,797,937)	(1,805,914)
Reversal of impairment of assets		—	—	336,346
Other operating income	29	244,414	195,015	207,320
Other operating expenses	29	(180,453)	(85,533)	(100,840)
Equity in earnings of unconsolidated companies	9	8,353	62,662	39,454

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,348,205	2,879,008	3,644,552

Financial income	30	316,611	455,802	295,563
Financial expenses	30	(952,679)	(970,457)	(1,097,633)
Exchange variations, net	30	(134,128)	51,757	104,364
Gain and losses on financial instruments, net	30	(18,547)	(65,438)	12,392

INCOME BEFORE TAXES		1,559,462	2,350,672	2,959,238

Total comprehensive income (loss) recognized in the year
Current	8	(316,271)	(519,843)	(642,306)
Deferred	8	253,049	266,747	140,447

NET INCOME		1,496,240	2,097,576	2,457,379

ATTRIBUTABLE TO:
Owners of the parent		1,425,633	2,005,727	2,142,488
Non-controlling interests		70,607	91,849	314,891
		1,496,240	2,097,576	2,457,379

Basic earnings per share - preferred and common - (R$)	22	0.84	1.22	1.50

Diluted earnings per share - preferred and common - (R$)	22	0.84	1.22	1.50

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2012, 2011 and 2010

In thousands of Brazilian reais (R$)

		2012		2011		2010
Net income for the year		1,496,240		2,097,576		2,457,379
Other comprehensive income
Net unrealized losses on defined benefit pension plan, gross of tax of R$ (50,758), R$ (64,847) and R$ (81,813), respectively		(235,165)		(234,647)		(259,637)
Other comprehensive income from associates and jointly-controlled entities		106,147		107,534		(17,724)
Cumulative translation adjustment		1,764,698		1,806,947		(613,472)
Unrealized (Losses) Gains on net investment hedge, gross of tax of R$ (42,890), R$ (71,843) and R$ 0, respectively		(412,627)		(788,007)		130,750
Cash flow hedges
Unrealized Losses, gross of tax of R$ (2,269), R$ (8,530) and R$ (24,545), respectively	(4,398)		(22,156)		(75,532)
Reduced by: reciclying to income, gross of tax of R$ 165, R$ 29,970 and R$ 13,226, respectively	706	(3,692)	77,844	55,688	47,217	(28,315)
Unrealized (Losses) Gains on available for sale securities, gross of tax of R$ (25), R$ (499) and R$ 392, respectively		(101)		(1,513)		1,153
Income tax relating to components of other comprehensive income		95,777		115,749		92,740
Other comprehensive income		1,315,037		1,061,751		(694,505)

Total comprehensive income for the year, net of tax		2,811,277		3,159,327		1,762,874

Total comprehensive income attributable to:
Owners of the parent		2,686,916		3,023,414		1,427,440
Non-controlling interests		124,361		135,913		335,434
		2,811,277		3,159,327		1,762,874

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2012, 2011 and 2010

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2010	14,184,805	(124,685)	—	200,205	272,412	5,245,776	48,075	—	(2,455)	1,952	259,650	(22,147)	(1,579,370)	23,255	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income	—	—	—	—	—	—	—	2,142,488	—	—	—	—	—	—	2,142,488	314,891	2,457,379
Other comprehensive income recognized in the year	—	—	—	—	—	—	(170,961)	—	—	754	130,750	(11,586)	(664,005)	—	(715,048)	20,543	(694,505)
Total comprehensive income recognized in the year	—	—	—	—	—	—	(170,961)	2,142,488	—	754	130,750	(11,586)	(664,005)	—	1,427,440	335,434	1,762,874
Shareholders transactions:
Treasury stocks	—	(59,247)	—	—	—	—	—	—	—	—	—	—	—	—	(59,247)	—	(59,247)
Capital increase by issuance of shares	1,466,547	—	—	—	—	—	—	—	—	—	—	—	—	—	1,466,547	—	1,466,547
Effects of interest increase in subsidiaries	—	—	—	—	—	—	—	—	(1,734,517)	—	—	—	—	—	(1,734,517)	(3,084,172)	(4,818,689)
Fair value adjustment on issuance of shares	—	—	11,597	—	—	—	—	—	431,576	—	—	—	—	—	443,173	—	443,173
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	15,667	15,667	—	15,667
Stock option exercised during the year	—	22,527	—	—	—	(1,985)	—	—	—	—	—	—	—	—	20,542	—	20,542
Losses in treasury stock sellings	—	—	—	—	—	(994)	—	—	—	—	—	—	—	—	(994)	—	(994)
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	14,050	—	—	—	—	—	14,050	41,996	56,046
Destination of net income proposed to the shareholders	—	—	—	107,124	113,914	1,291,758	—	(1,512,796)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(629,692)	—	—	—	—	—	—	(629,692)	(134,369)	(764,061)
Put options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	20,964	20,964
Balance as of December 31, 2010 (Note 21)	15,651,352	(161,405)	11,597	307,329	386,326	6,534,555	(122,886)	—	(1,291,346)	2,706	390,400	(33,733)	(2,243,375)	38,922	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income	—	—	—	—	—	—	—	2,005,727	—	—	—	—	—	—	2,005,727	91,849	2,097,576
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(164,916)	—	—	(1,010)	(707,466)	33,733	1,857,346	—	1,017,687	44,064	1,061,751
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(164,916)	2,005,727	—	(1,010)	(707,466)	33,733	1,857,346	—	3,023,414	135,913	3,159,327
Shareholders transactions:
Treasury stocks	—	(84,927)	—	—	—	—	—	—	—	—	—	—	—	—	(84,927)	(335)	(85,262)
Capital increase by issuance of shares	3,597,829	—	—	—	—	—	—	—	—	—	—	—	—	—	3,597,829	—	3,597,829
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	15,604	15,604	302	15,906
Stock option exercised during the year	—	9,133	—	—	—	(1,965)	—	—	—	—	—	—	—	—	7,168	—	7,168
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(435,328)	—	—	—	—	—	(435,328)	721,261	285,933
Destination of net income proposed to the shareholders	—	—	—	100,286	42,139	1,266,569	—	(1,408,994)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(596,733)	—	—	—	—	—	—	(596,733)	(20,043)	(616,776)
Put options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,063	8,063
Balance as of December 31, 2011 (Note 21)	19,249,181	(237,199)	11,597	407,615	428,465	7,799,159	(287,802)	—	(1,726,674)	1,696	(317,066)	—	(386,029)	54,526	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income	—	—	—	—	—	—		1,425,633	—	—	—	—	—	—	1,425,633	70,607	1,496,240
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(179,575)	—	—	(76)	(364,727)	(1,702)	1,807,363	—	1,261,283	53,754	1,315,037
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(179,575)	1,425,633	—	(76)	(364,727)	(1,702)	1,807,363	—	2,686,916	124,361	2,811,277
Shareholders transactions:
Treasury stocks	—	(63,613)	—	—	—	—	—	—	—	—	—	—	—	—	(63,613)	(4,744)	(68,357)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	29,498	29,498	517	30,015
Stock option exercised during the year	—	10,572	—	—	—	(5,303)	—	—	—	—	—	—	—	—	5,269	—	5,269
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(1,953)	—	—	—	—	—	(1,953)	(70,754)	(72,707)
Destination of net income proposed to the shareholders	—	—	—	71,282	62,426	883,732	—	(1,017,440)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(408,193)	—	—	—	—	—	—	(408,193)	(19,401)	(427,594)
Supplementary dividend	—	—	—	—	—	211	—	—	—	—	—	—	—	—	211	—	211
Balance as of December 31, 2012 (Note 21)	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2012, 2011 and 2010

In thousands of  Brazilian reais (R$)

	Note	2012	2011	2010

Cash flows from operating activities
Net income for the year		1,496,240	2,097,576	2,457,379
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	1,827,499	1,771,881	1,893,074
Reversal of Impairment of assets		—	—	(336,346)
Equity in earnings of unconsolidated companies	9	(8,353)	(62,662)	(39,454)
Exchange variation, net	30	134,128	(51,757)	(104,364)
Losses (Gains) on financial instruments, net	30	18,547	65,438	(12,392)
Post-employment benefits		38,665	15,882	82,611
Stock based remuneration		36,699	13,974	18,629
Income tax	8	63,222	253,096	501,859
Losses (Gains) on disposal of property, plant and equipment and investments		7,890	21,006	(20,532)
Gains on available for sale securities		—	(28,073)	—
Allowance for doubtful accounts	5	50,084	42,980	16,018
Provision for tax, labor and civil claims	17	171,264	261,024	199,092
Interest income on investments	30	(155,638)	(265,766)	(174,622)
Interest expense on loans	30	811,416	828,106	919,594
Interest on loans with related parties	18	(1,594)	(4,388)	—
Provision for net realisable value adjustment in inventory	6	141,121	56,999	50,526
Release of allowance for inventory against cost upon sale of the inventory	6	(86,710)	(122,877)	(50,634)
		4,544,480	4,892,439	5,400,438
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		168,134	(203,041)	(660,891)
Increase in inventories		(264,366)	(681,604)	(1,160,419)
(Decrease) Increase in trade accounts payable		(522,870)	1,121,433	110,358
(Increase) Decrease in other receivables		(664,819)	(415,192)	176,403
Decrease in other payables		(314,906)	(127,854)	(168,962)
Dividends from jointly-controlled entities		47,667	61,150	68,647
Purchases of trading securities		(2,060,511)	(6,113,717)	(712,204)
Proceeds from maturities and sales of trading securities		4,444,636	4,384,832	2,423,597
Cash provided by operating activities		5,377,445	2,918,446	5,476,967

Interest paid on loans and financing		(698,070)	(726,360)	(796,799)
Income and social contribution taxes paid		(335,328)	(482,068)	(541,048)
Net cash provided by operating activities		4,344,047	1,710,018	4,139,120

Cash flows from investing activities
Additions to property, plant and equipment	10	(3,127,256)	(1,961,379)	(1,288,769)
Proceeds from sales of property, plant and equipment, investments and other intangibles		35,334	11,473	19,269
Additions to other intangibles	12	(156,805)	(141,666)	(94,598)
Advance for capital increase in jointly-controlled entity		(206,214)	(74,785)	—
Payment for business acquisitions, net of cash of acquired entities	3.7	—	—	(283,110)
Purchases of available for sale securities		—	(723,285)	(1,371,835)
Proceeds from sales of available for sale securities		—	778,484	1,415,981
Cash and cash equivalents consolidated in business combinations	3.4	16,916	—	—
Net cash used in investing activities		(3,438,025)	(2,111,158)	(1,603,062)

Cash flows from financing activities
Capital increase		—	3,874,329	—
Reduction of capital by non-controlling interests		(116,685)	—	—
Purchase of treasury shares		(44,932)	(85,262)	(59,247)
Proceeds from exercise of shares		5,269	7,168	20,542
Dividends and interest on capital paid		(523,076)	(550,706)	(1,018,488)
Payment of loans and financing fees		—	(25,530)	(4,562)
Proceeds from loans and financing		1,767,350	1,378,637	3,885,937
Repayment of loans and financing		(2,105,228)	(3,781,247)	(3,453,158)
Intercompany loans, net		(18,992)	(90,325)	39,344
Increase in controlling interest in subsidiaries	3.7	—	—	(2,908,969)
Net cash provided by (used in) financing activities		(1,036,294)	727,064	(3,498,601)

Exchange variation on cash and cash equivalents		90,908	89,641	(68,367)

(Decrease) Increase in cash and cash equivalents		(39,364)	415,565	(1,030,910)
Cash and cash equivalents at beginning of year		1,476,599	1,061,034	2,091,944
Cash and cash equivalents at end of year		1,437,235	1,476,599	1,061,034

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). The Company’s products serve the sectors of civil construction, industry, automotive and agriculture.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 27, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance and are in compliance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in Note 2.17. The Consolidated Financial Statements have been prepared using historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective for December 31, 2012.

a) Investments in Subsidiaries

The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. The Company considers that it has control of an entity when it directly or indirectly holds a majority of the voting rights in the Shareholders’ Meetings or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company has, in substance, control over  special purpose entities, even though it does not control a majority of the voting rights, the entities are consolidated under the full consolidation method.

Third parties’ interests in equity and net income of subsidiaries are reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the account “Non-controlling interests”.

For business combinations, the assets, liabilities, and contingent liabilities of a subsidiary are reported at their respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The non-controlling interests are presented based on the proportion of the fair value of the identified assets and liabilities acquired.

Net income and cash flows of the subsidiaries acquired or sold during the year are included in the statements of income and of cash flows, from the acquisition date or until the sale date, respectively, when applicable. Intercompany transactions and balances are eliminated in the consolidation process. Gains or losses resulting from transactions among consolidated entities of the Company are also eliminated.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order for them to be in accordance with the respective accounting practices established by IFRS and adopted by the Company.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

b) Investments in Jointly-Controlled Entities

Jointly-controlled entities are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-controlled entities are recognized under the equity method from the date joint-control is acquired.

c) Investments in Associate Companies

An associate company is one in which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but over which it does not have control or joint-control of its policies. Investments in associate companies are recorded under the equity method.

d) Equity Method

According to this method, investments in jointly-controlled entities and the investments in associate companies are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in the earnings and in other changes in the net assets of the investees. The balances of the investments can also be reduced due to impairment losses.

Gains and losses on transactions with jointly-controlled entities are eliminated against the value of the investment in proportion to the Company’s interest. Losses in jointly-controlled entities in excess of the investment in these entities are not recognized, except when the Company is contractually obligated or has agreed to reimburse these losses.

Any excess of the acquisition cost of an investment over the net fair value of its assets, liabilities and contingent liabilities is recorded as goodwill at the acquisition date. Goodwill is included in the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place. Furthermore, dividends received from these companies are recorded as reductions in the value of the investments.

2.2 —Foreign Currency Translation

a) Functional and Reporting Currency

The financial statements of each subsidiary included in the Company’s consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The subsidiaries in Brazil use the Real as the functional currency, while the subsidiaries in the United States use the Dollar and the subsidiaries in Spain use the Euro. The Consolidated Financial Statements are presented in Reais (R$), which is the reporting currency of the Company.

b) Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the reporting currency of the Consolidated Financial Statements.

In the preparation of the financial statements of each subsidiary of the Company, transactions in foreign currency, or any other currency than the functional currency of each company, are recorded according to the exchange rates prevailing at the time of each transaction. At the end of each period, monetary items in foreign currencies are converted at the rates prevailing at year end. The non-monetary items measured at fair value determined in foreign currency are converted at the rates prevailing on the date that the fair value was determined. The non-monetary items that are measured at historical cost in a foreign currency must be converted using the prevailing rate at the transaction date.

When there is a disposal of an operation abroad (disposal of the interest in a foreign operation, loss of control over an investee or loss of joint-control over a jointly-controlled entity that has operations abroad, or loss of significant influence over an affiliate that has  operations  abroad), the accumulated amount of translation adjustment corresponding to such operation, previously recorded in equity and in other comprehensive income, is reclassified to profit or loss.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Group Companies

The results of operations and financial position of all subsidiaries, except the subsidiary located in Venezuela, included in the consolidated financial statements, along with equity investments, which have functional currencies different from the Company’s reporting currency are translated into the reporting currency as follows:

i)           Asset and liability balances are translated at the exchange rate in effect at the balance sheet date;

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Other reserves - Cumulative translation adjustment”.

iv)   The amounts presented in the cash flow are derived from the changes in assets, liabilities and income and expenses translated, as detailed above.

d) Hyperinflation in Venezuela

As from 2009, Venezuela has been considered a hyperinflationary economy and in accordance with the standards IAS 29 and IFRIC 7, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year.  The measurement currency unit considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela and has recorded an accumulated index of 273.5% since June 2007, which was the date of acquisition of the subsidiary in Venezuela by the Company , and  61.0% in 2012. The effects of inflation in 2012 were presented in the consolidated statements of income.

For purposes of translating the balances of the subsidiary in Venezuela to the presentation currency used in its Consolidated Financial Statements, the Company applied the requirements established by the standard IAS 21, where assets, liabilities, income and expenses balances are translated at the exchange rate prevailing at the balance sheet date, with all exchange rate differences from translation being recognized in ‘Equity’, and in the Consolidated Statement of Comprehensive Income, in the account ‘Other reserves-Cumulative translation adjustment’.

2.3 - Financial Assets

The Company measures its derivative financial instruments based on their fair value on the balance sheet date. The most relevant indications of  fair value are quotations obtained from market participants. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would have settled the transactions on the balance sheet date.

The Company classifies its financial assets, upon initial recognition, in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale (if applicable). The classification depends on the objective for which the financial assets where acquired, as detailed in Note 15.

a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired mainly for the purpose of selling in the short term. Assets in this category are classified as current assets.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise “Accounts receivable and other receivables” and “Cash and cash equivalents.” They

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

are presented as current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

c) Recognition and Measurement

Purchases and sales of financial assets are usually recognized at the trade date. Investments are, initially, recognized at fair value plus transaction costs for all financial assets not classified as financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at fair value and the transaction costs are expensed immediately in the income statement.

d) Derivative financial instruments and hedging activities

Initially, derivatives are recognized at fair value on the date a derivative contract is entered into and are, subsequently, remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated or not as a hedging instrument and for which hedge accounting has been adopted. If this is the case, the method also depends on the nature of the item being hedged as well as the effectiveness of the hedging relationship. As described in note 15, the Company applies hedge accounting.

e) Derivatives at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized immediately in the income statement under “Gains and losses on financial instruments, net”.

f) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less with insignificant risk of changes in fair value and are stated at cost plus accrued interest.

g) Short and Long-term Investments

Short and long-term investments are classified into the following categories: held to maturity securities, available for sale securities, and securities reported at fair value through profit and loss (held for trading). The classification depends on the purpose for which the investment were acquired. When the investment purpose is to earn short-term gains, they are classified as held for trading securities. When the purpose is to hold the investment until maturity, they are classified as held to maturity, provided that Management has the positive intent and the financial condition to hold the investment until maturity. When the purpose is none of the other options above, investments are classified as available for sale securities.

When applicable, transaction costs directly related to the acquisition of a financial asset are added to the amount initially recognized, except for held for trading securities.

Held to maturity securities are recognized at amortized cost plus interest, monetary adjustments, and exchange variation, less impairment losses, when applicable, incurred up to the Consolidated Financial Statements date.

Held for trading securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, as well as changes in fair value are recognized in the income statement when incurred.

Available for sale securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, are recognized in income when incurred. The changes in fair value, except for impairment losses, are recognized in other comprehensive income when incurred. Accumulated gains and losses originally recorded in Equity are recycled to the income statement when the investments are sold or are considered impaired.

h) Trade Accounts Receivable - Net

Trade accounts receivable are stated at amortized cost, less impairment losses, when applicable, and accounts receivable from foreign customers are translated based on the exchange rates in effect at the balance sheet date The allowance for doubtful accounts is calculated

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

based on a risk assessment, which considers historical losses, the individual situation of each customer and the situation of the economic group to which they belong, available collateral and guarantees and the opinion of legal counsel. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided in note 5.

i) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events have occurred after the initial recognition of the financial asset and such event or events had a negative impact on the estimated future cash flows of the investment.  The criteria used to determine whether there is evidence of an impairment loss include, among other factors: (i) significant financial difficulty of the issuer or obligor, and (ii) domestic or local economic conditions that correlate with defaults on the assets in portfolio.

2.4 — Inventories

Inventories are measured at the lower of historical cost of acquisition or production and net realizable value. The acquisition and production costs include transportation, storage and non-recoverable taxes .

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and selling expenses directly related. Information regarding the allowance for adjustments to net realizable value is presented in note 6.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated, and less impairment losses, when applicable. The Company recognizes borrowing costs as part of the acquisition cost of the property, plant and equipment under construction based on the following capitalization criteria: (a) the capitalization period begins  when the property, plant and equipment item is under construction in process and the capitalization of borrowing costs ceases when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans for the acquisition of property, plant and equipment; (c) borrowing costs capitalized do not exceed the interest expenses during the capitalization period; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Depreciation is calculated under the straight-line method at rates that take into consideration the estimated useful life of the asset, its level of utilization and the estimated residual value of the asset at the end of its useful life. The estimated residual value and useful life of the assets are reviewed and adjusted, if necessary, at each year-end.

Subsequent costs are added to the carrying amount of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The carrying amount of replaced items is written-off. Other repairs and maintenance are recognized directly in income when incurred.

The net book value of property, plant and equipment is impaired when it exceeds its recoverable amount.

2.6 — Goodwill

Goodwill represents the excess at the date of acquisition of the acquisition cost over the fair value of net assets acquired, liabilities assumed and contingent liabilities of a subsidiary, jointly-controlled entity or associate.

Goodwill related to investments in foreign companies is recorded in the functional currency of the company acquired and translated into reais (reporting currency of the Company) at the exchange rate on the balance sheet date. Exchange variations arising from this translation process are recorded in “Other reserves- Cumulative translation adjustments” in Equity and in the Statement of Comprehensive Income.

Goodwill is recorded as an asset and recorded under “Investments in associates and jointly-controlled entities” or “Goodwill”, depending as to whether it corresponds to associates and jointly-controlled entities or subsidiaries, respectively. Goodwill is not

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

amortized and is subject to impairment tests annually or whenever there are indications of potential impairment. Any impairment loss is recorded as an expense in the income statement and cannot be reversed. Goodwill is allocated to the operating segments, which represents the lowest level at which goodwill is monitored by management.

When a subsidiary, jointly-controlled entity or associate is sold, goodwill is included in the determination of gains and losses on disposal.

2.7 — Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist mainly of assets which represent the capacity to  generate economic benefits from companies acquired based on  relationships with customers and suppliers, software and others. Intangible assets with definite useful lives are amortized taking into consideration their actual use or a method that reflects their consumption of economic benefits. The net book value of intangible assets is impaired if it exceeds the estimated recoverable amount (note 2.8).

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Customer and supplier relationship intangible assets are amortized based on an accelerated method that considers the expected future economic benefit provided by customers and suppliers acquired over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company reviews the amortization period and amortization method for intangible assets with definite useful lives at the end of each year.

2.8 — Provision for Impairment of Long-Lived Assets and Reversal of Impairment

At each balance sheet date, the Company performs an assessment to determine whether there is evidence that the carrying amount of long-lived assets might be impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company. The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs to sell and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its estimated useful life. Regardless of whether or not there is any indication that the carrying amount of the asset may be impaired, the balances of goodwill arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year in December.

Recoverability of goodwill is evaluated at each balance sheet reporting date based on the analysis and identification of facts and circumstances that can indicate the need to perform an impairment test at an interim date. If any fact or circumstance indicates that the recoverability of goodwill may be impaired at an interim date, then the test is performed. The process to review recoverability is subjective and requires significant judgments in performing the analysis. The determination of the value in use of the Company’s operating segments, based on projected cash flows, may be negatively impacted if the global economic recovery happens slower than expected at the time of preparing the Consolidated Financial Statements.

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset. The reduction to the recoverable amount of the asset is recorded as an expense. Except for an impairment of goodwill, a reversal of a previously recorded impairment loss is required. Reversal in these circumstances is limited  to the amount of the depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded, as discussed in note 28.2.

Goodwill that is recognized as part of the carrying amount of an investment in an associate or in a jointly-controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly-controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (the higher of value in use or fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any particular asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly-controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company does not believe, at the time of measuring impairment on December 31, 2012, there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

2.9 — Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified based on the substance of the contractual terms of the instruments.

b) Short and Long-Term Debt

Short and Long-Term Debts are stated at amortized cost.

They are stated net of transaction costs, and are subsequently measured at the amortized cost using the effective interest method.

c) Equity Instruments

An equity instrument is based on a contract that evidences a residual interest in the assets of an entity after deducting its liabilities.

d) Derivative Instruments and hedging

The Company enters into derivative financial instruments mainly to manage its exposure to fluctuation in interest rates and exchange rates. The Company measures its derivative financial instruments, based on quotations obtained from market participants, at fair value at the balance sheet date.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge or a net investment hedge are recorded in the statement of comprehensive income.

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reclassified immediately to the statement of income. Additionally, changes in the fair value of financial instruments not designated for hedge accounting are recognized in the financial expense or financial income accounts in the income statement.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in the statement of comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

The potential cash payments related to put options issued by the Company with respect to non-controlling interests of subsidiaries, as detailed in note 15.f, are recorded in the account “Put options on non-controlling interest”. The amount that may become payable under the option upon its exercise is initially recognized at fair value and is subsequently remeasured in order to accrete the liability to the amount payable on the date on which the option becomes exercisable. The resulting change is recorded as a financial expense in the statement of income. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the balance sheet date in the countries where the Company’s subsidiaries, associates and jointly-controlled entities operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution in accordance with the tax bases. The expense

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax is recognized in income unless they are recognized for a business combination, or for items directly recognized in equity through other comprehensive income.

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred tax assets recorded for tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Board of Directors of the Company and its subsidiaries, when applicable. These studies consider historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. Other deferred tax assets arising from temporary differences, mainly tax contingencies, and provision for losses, are recognized according to their estimate of realization. Deferred income tax and social contribution assets are reviewed at each reporting date and will be reduced to the extent that their realization is not more likely than not based on future taxable income.

Deferred tax is recognized with respect to temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. Deferred tax is measured at the tax rates expected to apply to the temporary differences when they reverse, based on the laws that were enacted or substantively enacted as of the balance sheet date. An income and social contribution tax asset is recognized for tax losses, tax credits and deductible temporary differences when it is probable that future profits subject to taxation will be available for realization of the asset.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the accounting books or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on initial recognition of goodwill.

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

The Company only recognizes a provision on tax issues if a past event leads to a present obligation. The Company determines whether a present obligation exists at the reporting date by taking into consideration all available evidence, including, for example, the opinion of legal advisors. The Company also considers whether it is probable that there will be an outflow of assets and a reliable estimate can be made of the amount of the obligation.

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described at notes 19 and 25.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plans are recorded based on actuarial calculations performed every year by independent actuaries, using the projected unit credit method, net of the plan assets, when applicable, and the related costs are recognized over the employees’ service period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions by the Company.

The projected unit of credit method considers each period of service as an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, demographical and economic assumptions and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in the Statement of Comprehensive Income as described in Note 19. The Company believes that the recognition of actuarial gains and losses in comprehensive income provides a better presentation in the consolidated financial statements considered as a whole.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

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

2.13 — Related-Party Transactions

Loan agreements between the entities in Brazil and abroad are adjusted by contractual financial charges plus foreign exchange variation, when applicable. Sales and purchases of raw materials and products are made under terms and conditions contractually established between the parties.

2.14 — Dividends and Interest on equity

Dividend payments are recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. required dividends of not less than 30% of the annual net income; therefore, Gerdau S.A. records a liability at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

The tax benefit on the Interest on equity is recorded in the statement of income.

2.15 — Revenue Recognition

Net sales are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are estimated and recognized upon sale. Revenues from sales of products are recognized when the sales amount can be reliably measured, the Company no longer has control over the goods sold or any other responsibility attributable to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, it is more likely than not that the economic benefits will be received by the Company, and the risks and benefits of the products have been fully transferred to the buyer. The related costs of freight are included in cost of sales.

2.16 - Investments in Environmental Protection and Environmental liabilities

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value using a rate of 7% per year when the aggregate amount of the obligation and the amount and timing of cash disbursements are established or can be reliably estimated.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.17 - Use of Estimates and judgments

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions and judgment to apply accounting policies. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates and judgment with respect to the recoverable amount of long-lived assets (note 28), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), estimates and judgment in selecting interest rates, expected return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits (note 19), and estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 25). Actual results could differ from those estimates.

2.18 - Business Combinations

a) Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired entity is remeasured at fair value at acquisition date (i.e. the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in profit or loss.  Amounts related to the Company’s interest in the acquired company before the acquisition date, and that were recognized in “Other comprehensive income,” are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

b) Acquisitions in which control is obtained initially

Acquisitions of businesses are accounted for under the acquisition method. The cost of the acquisition is measured at the fair values (at the date of the transaction) of the assets transferred, , liabilities incurred or assumed and equity instruments issued by the Company in exchange for control of the acquired business entity. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Expenses related to the acquisition are recognized in the income statement when incurred.

Contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and when they occur within the ‘provisional period’ (a maximum of 12 months from the acquisition date). All other adjustments are recognized in profit or loss.

c) Increases/decreases in non-controlling interests

Prior to January 1, 2010, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized as applicable.

Subsequently the impact of increases and decreases in interests in subsidiaries that do not involve loss of control are accounted for within equity, with no impact on goodwill or profit or loss.

Subsequent purchases, after the Company has obtained control, are treated as acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

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

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.19 — Restructuring Provision

A restructuring provision is recognized when the Company has a detailed restructuring plan approved and the restructuring was already initialized or been publically announced. Provisions for future operational losses are not recognized.

2.20 — Segment Information

The Gerdau Executive Committee, which is composed of the most senior officers of the Company, is responsible for managing the business.

The Company’s segments are as follows: Brazil Operations (includes operations in Brazil, except Special Steels, and the operation of metallurgical coal and coke in Colombia), North America Operations (includes all operations in North America, except those of Mexico and Special Steels), Latin America Operations (includes all operations in Latin America, except Brazil and the operation of metallurgical coal and coke in Colombia) and Special Steel Operations (including special steel operations in Brazil, Spain, the United States and India).

2.21 — Earnings per Share

In compliance with IAS 33, Earnings per Share, the tables presented in note 22 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments that were excluded from the calculation of diluted EPS because they were antidilutive.

2.22 — Long-term incentive plans

The Company settles the stock options plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees and directors. Additionally, the Company has also granted the following long-term incentive plans: Performance Shares, Restricted Shares, Share Appreciation Rights and Phantom Shares, as presented in note 25.

2.23 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Several new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or mandatory adoption beginning on January 1, 2012. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

Current standards and interpretation of standards

IFRS 7 — Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. This change is effective for annual periods beginning on or after July, 2011. The adoption of this revised standard did not have any impact on the Company’s Consolidated Financial Statements.

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised IFRS 1. The change of IFRS 1 provides guidelines to first-time adopters, which are located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of transactions that occurred before the date of transition to IFRSs. The revised standard is effective for annual reporting periods beginning on or after July 1, 2011. The adoption of this revised standard did not have any impact in the Company’s Consolidated Financial Statements since it already applied IFRS 1.

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised the standard IAS 12. This change in IAS 12 includes aspects related to the determination of the expected way of deferred assets and liabilities income tax recovery when an investment property is measured using the fair value model of IAS 40. This revision in the standard is effective for annual periods beginning on or after January 1, 2012. The adoption of this revised standard did not have any impact on the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Consolidated Financial Statements.

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect significant impacts of adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limits the use of proportional consolidation only for joint operations, and also establishes the equity method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopts the equity accounting method for investments in jointly-controlled entities and does not expect to have any impact upon adoption of this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect any impact when adopting this standard on its Consolidated Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect any impact upon adoption of this standard on its Consolidated Financial Statements.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 deals with aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopted the equity accounting method for its investments in associate companies and jointly-controlled entities and does not expect any impact of adopting this revised standard on its Consolidated Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes in defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses are recognized

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized on its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect any significant impact of adopting this revised standard on its Consolidated Financial Statements.

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company does not expect any impact of adopting this revised standard on its Consolidated Financial Statements.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20. This interpretation deals with aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect any impact of adopting this interpretation on its Consolidated Financial Statements.

IFRS 9 e IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company does not expect any impact of adopting these revised standards on its Consolidated Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. The amendment of this standard addresses disclosure issues related to the offsetting of financial assets and liabilities, including rights, and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The Company does not expect any impact of adopting this revised standard on its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company does not expect any impact of adopting this revised standard on its Consolidated Financial Statements.

IFRS 1 — First-time Adoption of International Financial Reporting Standards — Government Loans

In March 2012, the IASB revised IFRS 1. This change of IFRS 1 addresses an exception for the retrospective adoption of requirements of IFRS 9 and IAS 20 in government loans that are in place as of the IFRS transition date. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company believes that these changes will not impact its Consolidated Financial Statements since it already applied IFRS 1.

IFRS Annual improvements of May 2012

In May 2012, the IASB revised the standards IFRS 1, IAS 1, IAS 16, IAS 32, IFRIC 2 and IAS 34. These revised standards are effective for years beginning on or after January 1, 2013. The Company does not expect any impact of adopting these revised standards and interpretations of standards on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

IFRS 10, IFRS 11 e IFRS 12 — Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance — Amendments to IFRS 10, IFRS 11 and IFRS 12

In June 2012, the IASB revised IFRS 10, IFRS 11 and IFRS 12, which address aspects related to the first time adoption of these standards and aspects related to adjustments to comparative disclosures. These revised standards are effective for years beginning on or after January 1, 2013. The Company does not expect any impact of adopting these revised standards on its Consolidated Financial Statements.

IFRS 10, IFRS 12 e IFRS 27 — Investment Entities

In October 2012, the IASB issued a revised IFRS 10, IFRS 12 and IAS 27, which define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity, establishing the accounting treatment in these cases. These revised standards are effective for years beginning on or after January 1, 2014. The Company does not expect any impact of adopting these revised standards on its Consolidated Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2012	2011	2010	2012	2011	2010
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	93.98	93.98	93.98	93.99	93.99	93.99
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	93.97	93.97	93.97	93.97	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	53.10	82.56	75.88	53.10	82.56	75.88
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	95.94	95.94	94.35	95.95	95.95	94.36
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	99.00	98.98	98.84	99.00	98.98	98.84
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	86.66	86.66	86.66	86.66	88.66
Diaco S.A. and subsidiary (8)	Colombia	99.57	99.57	99.36	99.57	99.57	99.36
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.06	100.00	100.00	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	92.75	99.99	99.99	92.75
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.32	98.32	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	100.00	100.00	100.00	100.00
Kalyani Gerdau Steel Ltd.	India	94.69	—	—	94.69	—	—

(*) The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd. and Gerdau Comercial de Aços S.A..

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Forjanor S.L., Gerdau Aceros Especiales Europa, Sidenor Calibrados.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda, Trefilados Bonati S.A. and Indac Colômbia S.A..

(7) Subsidiaries: LuxFin Participation S.L., Bogey Holding Company Spain S.L.and Bogey Servicios Corporativos S.L..

(8) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A..

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(10) Subsidiary: Siderco S.A.

As a result of the put option described in note 15.f, the Company has recognized in its consolidated financial statements 100% as its interest in Gerdau Holdings Europa S.A. (former Corporación Sidenor), instead of the 60% presented in the table above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

		Equity Interests
		Total capital(*)			Voting capital
Jointly-controlled entities	Country	2012	2011	2010	2012	2011	2010
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Corsa, S.A.P.I de C.V.	Mexico	50.00	50.00	50.00	50.00	50.00	50.00
Kalyani Gerdau Steel Ltd.	India	—	80.57	73.22	—	80.57	73.22

(*) The interests reported represent the ownership percentage held directly and indirectly held in the jointly-controlled entity.

The summarized financial information of the jointly-controlled entities, accounted for under the equity method, are presented below on a combined basis. As described in note 3.4, due to the acquisition of control of Kalyani Gerdau Steel Ltd., its results are presented below only up to the date of acquisition of control.

	Joint-controlled entities
	2012	2011
Assets
Current	648,565	684,738
Non-current	497,482	746,625
Total Assets	1,146,047	1,431,363

Liabilities
Current	334,073	376,813
Non-current	165,266	428,407
Combined Equity	646,708	626,143
Total Liabilities and Equity	1,146,047	1,431,363

Company’s share of net assets of jointly-controlled entities	330,218	311,285

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010
Income statement
Net sales	2,507,472	2,183,025	1,813,014
Cost of sales	(2,431,285)	(1,987,130)	(1,662,143)
Gross profit	76,187	195,895	150,871
Selling, general and administrative expenses	(34,079)	(32,633)	(29,722)
Other operating expenses, net	(16,019)	(34,837)	(80,641)
Income before financial income and expenses, and taxes	26,089	128,425	40,508
Financial result, net	(32,803)	(54,813)	(25,180)
(Loss) income before taxes	(6,714)	73,612	15,328
Provision for income and social contribution taxes	9,297	7,690	497
Net income	2,583	81,302	15,825

Company’s share of net income (loss) of jointly controlled entities	5,698	33,259	(13,921)

3.3 - Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Associate companies	Country	2012	2011	2010	2012	2011	2010
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries (2)	Mexico	49.00	49.00	49.00	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (3)	Guatemala	30.00	30.00	30.00	30.00	30.00	30.00
Maco Holdings Ltda.	Brazil	46.58	46.58	47,86	46.58	46.58	47,86

(*) The interests reported represent the ownership percentage held directly and indirectly.

(1) Subsidiaries: Industrias Nacionales C. by A. (Dominican Rep.), Steelchem Trading Corp., NC Trading and Industrias Nacionales C. x A., S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V.

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from controlling the decisions in conducting the associate’s business.

Armacero Industrial e Comercial S.A. is an associate company and none of its equity holders control the company. The remaining interest in this company is held by another partner and there is no shareholders’ agreement providing joint-control.

The summarized financial information of the associate companies, accounted for under the equity method, are shown on a combined basis as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Associate Companies
	2012	2011
Assets
Current	1,215,008	1,223,272
Non-current	1,227,638	1,181,646
Total Assets	2,442,646	2,404,918

Liabilities
Current	387,452	586,125
Non-current	667,701	520,311
Combined Equity	1,387,493	1,298,482
Total Liabilities and Equity	2,442,646	2,404,918

Company’s share of net assets of associate companies	667,727	632,573

	2012	2011	2010
Income statement
Net sales	1,478,722	1,711,592	1,409,468
Cost of sales	(1,318,766)	(1,498,336)	(1,213,825)
Gross profit	159,956	213,256	195,643
Selling, general and administrative expenses	(82,384)	(92,946)	(81,199)
Other operating income, net	16,065	29,134	4,578
Income before financial income and expenses, and taxes	93,637	149,444	119,022
Financial result, net	(21,512)	(14,392)	(14,157)
Income before taxes	72,125	135,052	104,865
Provision for income and social contribution taxes	(30,971)	(36,749)	(32,498)
Net income	41,154	98,303	72,367

Company’s share of net income of associate companies	2,655	29,403	53,375

3.4 - Business combination

On July 7, 2012, the Company obtained control of its then jointly-controlled entity Kalyani Gerdau Steel Ltds (KGS), which is a specialty steel producer based in India and in which the Company had an interest of 91.28% as of the date of obtaining control. During 2012, before the date on which the Company acquired control over KGS, the Company made capital  increases in KGS, which resulted in an increase of its shareholding interest held from 80.57% at December 31, 2011 to 91.28%. Control was obtained as a result of the expiration of the veto powers of the other shareholder of KGS and of its right to make contributions to increase its interest in KGS to the level of its original interest. As a result of the obtaining of control, the Company considered the transaction as a step acquisition, remeasuring the previously held interest in KGS at its fair value amounting to R$ 261,910 and recognizing a gain in the statement of income of R$ 2,952 under other operating income. This gain included the recycling to income of the amount in accumulated other comprehensive income related to the cumulative translation adjustment of KGS of R$ 8,031 and the related deferred taxes. Additionally, the original goodwill in the amount of R$ 28,389 was derecognized and new goodwill was recognized upon acquisition of control in the amount of R$ 39,372. The  new goodwill is not deductible for tax purposes and is presented in the Goodwill account.

The company concluded the fair value assessment of the assets and liabilities of KGS and the following table summarizes the final fair value of such assets and liabilities at the date of business combination:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Current assets	164,230	(16,775)	147,455
Property, plant and equipment	358,678	16,766	375,444
Goodwill	28,389	10,983	39,372
Other non-current assets	35,610	—	35,610
Current liabilities	(97,346)	—	(97,346)
Non-current liabilities	(227,320)	—	(227,320)
Non-controlling interest	(11,306)	1	(11,305)
Net assets	250,935	10,975	261,910

The revenue of KGS which has been included in the Company’s Consolidated Financial Statements from the business combination date through December 31, 2012 is not material. KGS, from the date of acquisition of control through December 31, 2012 generated a net loss of R$ 77,318. The amounts of revenue and net income that would have been consolidated for the year ended December 31, 2012, if KGS had been acquired as from January 1, 2012, are also not material.

3.5 - Acquisition of additional interest in subsidiaries and business combinations

Sipar Gerdau Inversiones S.A.

On April 1, 2011, the Company acquired an additional interest of 7.25% in the subsidiary Sipar Gerdau Inversiones S.A.. The total amount of this acquisition, payable on February 2015, was US$ 7,590 thousand  (R$ 11,941 at  the acquisition date) and as a result of this transaction, in accordance with the standard IAS 27, the Company recognized in equity, the amount of R$ 8,085, which is the difference between the purchase price paid and the amount of the non-controlling interest in the net assets acquired.

3.6 - Total cash paid for business combinations and increases in already controlled subsidiaries in the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Companies / interest acquired
Acquisitions
Maco Metalúrgica Ltd.	—	—	—
Tamco	—	—	283,110
Total purchase price considered of acquired companies	—	—	283,110
Less: Cash and cash equivalents of acquired companies	—	—	—
	—	—	283,110

Interest increase in subsidiaries through purchase of existing shares from non-controlling interests
Gerdau América Latina Participações S.A.	—	—	—
Cleary Holdings Corp.	—	—	100,100
Gerdau Ameristeel	—	—	2,808,869
	—	—	2,908,969
Interest increase through newly issued shares of the subsidiaries
Prontofer Serviços e Construção Ltd.	—	—	1,322,075
Aços Villares S.A.	—	—	587,645
	—	—	1,909,720

Total paid	—	—	5,101,799

There is no significant contingent consideration in addition to the amounts already paid.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.7 - Acquisitions for which accounting at year-end was provisionally determined and was subsequently adjusted

a) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

In 2011, the Company completed the fair value assessment of the assets and liabilities of Tamco resulting in the recognition of an additional goodwill of R$ 20,032, which has a majority offsetting entry primarily in line item property, plant and equipment.

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

NOTE 4 - CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	2012	2011
Cash	6,377	7,766
Banks and immediately available investments	1,430,858	1,468,833
Cash and cash equivalents	1,437,235	1,476,599

Short-term investments

	2012	2011
Held for trading	1,059,605	3,095,359
Available for sale	—	6,290
Short-term investments	1,059,605	3,101,649

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2012 the investments  include an amount of R$

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

102,714 deposited as collateral for loans and financing , without any effect on the cash flow statement, for which certain requirements should be met for the amounts to become available.

NOTE 5 - TRADE ACCOUNTS RECEIVABLE

	2012	2011
Trade accounts receivable - in Brazil	1,227,610	1,170,564
Trade accounts receivable - exports from Brazil	300,669	252,377
Trade accounts receivable - foreign subsidiaries	2,252,488	2,242,043
(-) Allowance for doubtful accounts	(85,386)	(62,236)
	3,695,381	3,602,748

The Company’s maximum exposure to credit risk, net of the allowance for doubtful accounts, is the carrying amount of the accounts receivable listed above. The amount of the probable losses is recorded as allowance for doubtful accounts.

Credit risk results from the possibility of the Company not receiving all the amounts arising from its sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance is calculated based on a credit risk assessment, which considers the historical losses, the individual situation of each customer and the economic group to which the customer  belongs, the collateral and guarantees when applicable and the opinion of legal counsel, and is considered sufficient to cover probable losses on the  receivables.

Accounts receivable by aging are as follows:

	2012	2011
Current	2,778,337	3,087,915
Past-due:
Up to 30 days	685,079	427,840
From 31 to 60 days	133,444	55,945
From 61 to 90 days	46,057	19,151
From 91 to 180 days	57,767	26,487
From 181 to 360 days	41,083	15,247
Above 360 days	39,000	32,399
(-) Allowance for doubtful accounts	(85,386)	(62,236)
	3,695,381	3,602,748

The changes in the allowance for doubtful accounts are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Balance as of January 1, 2010	(80,500)
Provisions for bad debt during the year	(20,906)
Recoveries in the year	4,887
Write-offs	26,753
Exchange variation	2,503
Balance as of December 31, 2010	(67,263)
Provisions for bad debt during the year	(46,654)
Recoveries in the year	2,976
Write-offs	48,007
Exchange variation	698
Balance as of December 31, 2011	(62,236)
Provisions for bad debt during the year	(50,763)
Recoveries in the year	789
Write-offs	26,934
Exchange variation	(110)
Balance as of December 31, 2012	(85,386)

NOTE 6 - INVENTORIES

	2012	2011
Finished products	3,555,116	3,108,332
Work in progress	1,961,380	1,573,066
Raw materials	2,188,582	1,986,669
Storeroom supplies	1,038,708	976,030
Advances to suppliers	159,594	138,952
Imports in transit	285,474	375,089
(-) Allowance for adjustments to net realizable value	(167,312)	(98,711)
	9,021,542	8,059,427

The allowance for adjustment to net realizable value is mainly related to the reduction in cost, or the adjustment to market, of certain raw materials acquired by the Company. Based on the estimated production costs to convert these raw materials to finished products, the resulting estimated finish product cost was in excess of the estimated sales price less estimated cost of sales, thus, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 1, 2010	(150,321)
Provision for the year	(50,526)
Write-offs	50,634
Exchange rate variation	3,781
Business combinations	(5,956)
Balance as of December 31, 2010	(152,388)
Provision for the year	(56,999)
Write-offs	122,877
Exchange rate variation	(12,201)
Balance as of December 31, 2011	(98,711)
Provision for the year	(141,121)
Write-offs	86,710
Exchange rate variation	(14,190)
Balance as of December 31, 2012	(167,312)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 33,234,102, R$ 30,298,232 and R$ 25,873,476 were recognized as cost of sales during the years ended December 31, 2012, 2011 and 2010, respectively. The amounts of R$ 1,910,237, R$ 1,843,952 and R$ 1,560,455 were recognized under Cost of sales for freight costs during the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, 2011 and 2010, cost of sales includes, respectively, the amounts of R$ 86,710, R$ 122,877 and R$ 50,634 related to inventories written-off and  the amounts of R$ 141,121, R$ 56,999 and R$ 50,526 related to the provision for net realizable value.

NOTE 7 — TAX CREDITS

	2012	2011
Current
ICMS (state VAT)	179,093	121,615
COFINS (tax on revenue)	132,445	97,783
PIS (tax on revenue)	18,158	16,732
IPI (federal VAT)	49,182	69,436
Income and social contribution taxes	335,600	325,101
IVA (value-added tax)	183,094	142,038
Others	39,176	43,278
	936,748	815,983

Non-current
ICMS (state VAT)	116,822	86,980
Income and social contribution taxes	—	294,903
Others	2,760	7,152
	119,582	389,035
	1,056,330	1,205,018

The estimates of realization of non-current tax credits are as follows:

	2012	2011
2013	—	32,006
2014	41,700	88,938
2015	38,941	83,197
2016	38,941	184,894
	119,582	389,035

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil received R$ 28,447 during the year ended December 31, 2012 (R$ 8,371 and R$ 41,855 during the years ended December 31, 2011 and 2010, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, have until 2013, a 75% reduction in income tax on operating profit, which represented R$ 10,002 as of December 31, 2012 (R$ 0 and R$ 23,831 during the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

years ended December 31, 2011 and 2010, respectively). The tax credits and incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

On December 31, 2012, the Company has total tax loss carryforwards arising from its operations in Brazil of R$ 539,676 for income tax (R$ 606,139 and R$ 607,370 as of December 31, 2011 and 2010, respectively) and for social contribution tax of R$ 1,252,564 (R$ 1,291,616 and R$ 849,446 as of December 31, 2011 and 2010, respectively), representing a deferred tax asset of R$ 247,650 (R$ 267,780 and R$ 228,293 as of December 31, 2011 and 2010, respectively). The Company estimates that the carryforwards will be realized based on the projections of future taxable income. In addition to these deferred tax assets, the Company has not recorded tax assets of R$ 195,280 (R$ 172,556 and R$ 68,048 as of December 31, 2011 and 2010, respectively), due to the current expected lack of opportunity to use those tax losses for income tax and social contribution. However, these tax losses for income tax and social contribution do not have an expiration date.

On December 31, 2012, the subsidiary Gerdau Ameristeel had deferred tax assets due to tax losses arising from their operations in Canada, totaling R$ 151,920 (R$ 123,572 and R$ 113,272 as of December 31, 2011 and 2010, respectively) related to income taxes. These tax losses expire over several dates from 2025 to 2032. The subsidiary believes that the amounts will be realized based on expected future taxable income, and historically the subsidiary has generated taxable income to use these assets.

On December 31, 2012, the subsidiary Gerdau Ameristeel had R$ 142,673 (R$ 133,881 and R$ 151,551 as of December 31, 2011 and 2010, respectively) of tax losses related to capital losses for which deferred tax assets were not recognized in the Consolidated Financial Statements. These losses relate primarily to the write-off of long-term investments of the subsidiary, and currently do not have expiration dates, except for an amount of R$ 69,786 and R$ 1,667 included in the financial statements as of December 31, 2012, which expire in 2015 and 2016 (R$ 61,836 and R$ 1,713 as of December 31, 2011), respectively. The subsidiary had several state tax losses totaling R$ 144,982 (R$ 208,060 and R$ 205,982  as of December 31, 2011 and 2010, respectively) which were not recognized in the Consolidated Financial Statements and have various expiration dates between 2012 and 2031. The subsidiary also had

R$ 92,485 (R$ 76,771 and R$ 63,119 as of December 31, 2011 and 2010, respectively) of state tax credits that were not recognized in the Consolidated Financial Statements. These credits have several expiration dates between 2015 and 2018, except for a portion of R$ 6,372 (R$ 13,147 and R$ 12,968 as of December 31, 2011 and 2010, respectively), which does not have an expiration date.

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2012,  2011 and 2010. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 20% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “ Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income  and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010
Income before income taxes	1,559,462	2,350,672	2,959,238
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(530,217)	(799,228)	(1,006,141)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	154,713	225,315	6,622
- Equity in earnings of unconsolidated companies	2,840	21,305	13,414
- Interest on equity	40,264	54,753	132,780
- Tax credits and incentives	38,449	8,371	65,686
- Capital Gain*	(122,121)	—	—
- Tax deductible goodwill recorded in statutory books	358,835	238,043	291,484
- Other permanent differences, net	(5,985)	(1,655)	(5,704)
Income and social contribution taxes	(63,222)	(253,096)	(501,859)
Current	(316,271)	(519,843)	(642,306)
Deferred	253,049	266,747	140,447

*On December 27, 2012 the Company exchanged with its subsidiary Gerdau Açoes Longos its interest in Gerdau Comercial de Aços for an additional interest previously hold by Gerdau Aços Longos in Gerdau Internacional Empreendimentos. The disposal of the interest in Gerdau Comercial de Aços generated a taxable capital gain. The exchange was planned and consumated during 2012 as part of an internal corporate restructuring of some of its subsidiaries in Brazil.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 1, 2010	Business combination	Recognized in income	Gains/Losses on translation and taxes recorded in other comprehensive income (*)	Balance as of December 31, 2010
Non-current assets

Income tax losses	670,902	—	140,570	10,340	821,812
Social contribution tax losses	37,663	—	38,786	—	76,449
Provision for tax, civil and labor liabilities	137,696	—	51,199	4,581	193,476
Benefits granted to employees	238,741	—	6,072	(87,045)	157,768
Other temporary differences	138,418	4,562	(12,817)	113,093	243,256
Provision for losses	123,616	—	(6,367)	(30,999)	86,250
Total Non-current assets	1,347,036	4,562	217,443	9,970	1,579,011

Non-current liabilities

Fair value adjustments on businesses acquired	1,892,631	44,764	37,394	(77,884)	1,896,905
Benefits granted to employees	170,633	—	20,967	(47,584)	144,016
Other temporary differences	210,495	—	18,635	798	229,928
Total Non-current liabilities	2,273,759	44,764	76,996	(124,670)	2,270,849

Total net	(926,723)	(40,202)	140,447	134,640	(691,838)

Effect in the income of the year			140,447

(*) Includes R$ 41,900 of gain/loss on translation

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Balance as of December 31, 2010	Business combination	Recognized in income	Gains/Losses on translation and taxes recorded in other comprehensive income (*)	Balance as of December 31, 2011
Non-current assets

Income tax losses	821,812	(70,103)	(87,794)	(244,816)	419,099
Social contribution tax losses	76,449	(36,050)	75,846	—	116,245
Provision for tax, civil and labor liabilities	193,476	—	88,383	11,669	293,528
Benefits granted to employees	157,768	—	(23,070)	147,548	282,246
Other temporary differences	243,256	—	(71,212)	203,795	375,839
Provision for losses	86,250	—	(25,240)	—	61,010
Total Non-current assets	1,579,011	(106,153)	(43,087)	118,196	1,547,967

Non-current liabilities

Fair value adjustments on businesses acquired	1,896,905	—	(173,523)	(108,833)	1,614,549
Benefits granted to employees	144,016	—	(144,016)	—	—
Other temporary differences	229,928	—	7,705	6,543	244,176
Total Non-current liabilities	2,270,849	—	(309,834)	(102,290)	1,858,725

Total net	(691,838)	(106,153)	266,747	220,486	(310,758)

Effect in the income of the year			266,747

(*) Includes R$ 104,737 of gain/loss on translation

	Balance as of December 31, 2011	Business combination	Recognized in income	Gains/Losses on translation and taxes recorded in other comprehensive income (*)	Balance as of December 31, 2012
Non-current assets

Income tax losses	419,099	—	(3,091)	342,378	758,386
Social contribution tax losses	116,245	—	(3,514)	—	112,731
Provision for tax, civil and labor liabilities	293,528	—	60,197	3,498	357,223
Benefits granted to employees	282,246	—	(14,102)	131,114	399,258
Deferred exchange variation**	—	—	180,573	—	180,573
Other temporary differences	375,839	—	(32,862)	2,565	345,542
Provision for losses	61,010	—	(7,903)	3,480	56,587

Total Non-current assets	1,547,967	—	179,298	483,035	2,210,300

** Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

Non-current liabilities

Fair value adjustments on businesses acquired	1,614,549	8,485	(103,971)	60,027	1,579,090
Other temporary differences	244,176	—	30,220	(57,523)	216,873

Total Non-current liabilities	1,858,725	8,485	(73,751)	2,504	1,795,963

Total net	(310,758)	(8,485)	253,049	480,531	414,337

Effect in the income of the year			253,049

(*) Includes R$ 384,754 of gain/loss on translation

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2012	2011
2012	—	519,284
2013	347,385	195,704
2014	298,337	178,930
2015	311,215	130,539
After 2016	1,253,363	523,510
	2,210,300	1,547,967

	Liabilities
	2012	2011
2012	—	215,412
2013	210,828	228,812
2014	222,679	228,649
2015	228,084	230,594
After 2016	1,134,372	955,258
	1,795,963	1,858,725

NOTE 9 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures			Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill (b)	Total
Balance as of January 1, 2010	258,758	58,088	16,058	92,613	15,807	159,766	98,567	128,555	—	1,056	370,642	1,199,910
Equity in earnings	829	(1,657)	(13,093)	12,765	1,773	15,075	7,385	(6,672)	23,049	—	—	39,454
Cumulative Translation Adjustment	1,844	769	(1,813)	—	333	(8,236)	1,226	7	—	—	(11,854)	(17,724)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	234	—	234
Dividends	(43,788)	—	—	(5,182)	—	441	(8,279)	165	—	—	—	(56,643)
Impairment	—	—	24,552	—	—	—	—	—	74,737	—	—	99,289
Balance as of December 31, 2010	217,643	57,200	25,704	100,196	17,913	167,046	98,899	122,055	97,786	1,290	358,788	1,264,520
Equity in earnings	75,013	(7,582)	(34,172)	18,019	727	(4,297)	11,114	2,669	1,171	—	—	62,662
Cumulative Translation Adjustment	31,737	(130)	3,358	—	1,144	20,884	(3,229)	13,642	15,241	—	24,887	107,534
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	(2,773)	—	—	(2,773)
Capital increase	—	—	387	—	—	—	—	—	—	—	26,468	26,855
Dividends	(57,873)	—	—	(11,489)	—	(3,672)	(23,093)	—	(7,380)	—	—	(103,507)
Balance as of December 31, 2011	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291
Equity in earnings	28,757	(5,957)	(17,102)	18,335	(548)	(17,501)	5,689	(10,344)	7,024	—	—	8,353
Cumulative Translation Adjustment	25,420	8,476	(19,436)	—	4,090	14,735	14,392	13,854	—	—	44,616	106,147
Capital increase	—	—	159,592	—	—	—	—	—	—	—	—	159,592
Dividends	(42,486)	—	—	(3,280)	—	—	—	—	(11,292)	—	—	(57,058)
Reclassification of goodwill upon acquisition of control	—	—	28,389	—	—	—	—	—	—	—	(28,389)	—
Acquisition of control (note 3.4)	—	—	(146,720)	—	—	—	—	—	—	—	—	(146,720)
Balance as of December 31, 2012	278,211	52,007	—	121,781	23,326	177,195	103,772	141,876	99,777	1,290	426,370	1,425,605

a) Joint Ventures North America

Corresponds to the entities: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

b)Composition of Goodwill by associate and jointly-controlled entities

	2012	2011	2010
Dona Francisca Energética S.A.	17,071	17,071	17,071
Grupo Multisteel Business Holdings Corp.	46,195	42,096	39,112
Corsa Controladora S.A. de C.V.	163,269	140,045	140,686
Corporación Centroamericana del Acero, S.A.	199,835	184,463	161,919
Kalyani Gerdau Steel Ltd.	—	26,468	—
	426,370	410,143	358,788

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Gross cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2010	5,420,812	19,139,017	754,624	1,601,077	786,938	27,702,468
Additions	89,107	49,189	7,974	1,023,306	119,193	1,288,769
Transfers	519,280	718,598	22,457	(1,274,327)	13,992	—
Disposals	(24,874)	(127,586)	(3,455)	(9,051)	(78,915)	(243,881)
Acquisitions/sales of companies	35,800	109,436	—	27,862	—	173,098
Impairment (Note 28.2)	—	(168,449)	—	—	—	(168,449)
Reversal of Impairment (Note 28.2)	33,911	154,910	—	—	44	188,865
Foreign exchange effect	(91,688)	(512,149)	(14,849)	3,320	4,454	(610,912)
Balances as of December 31, 2010	5,982,348	19,362,966	766,751	1,372,187	845,706	28,329,958
Additions	1,570	35,293	11,847	1,823,897	88,772	1,961,379
Transfers	518,110	659,603	(185,434)	(1,040,597)	48,318	—
Disposals	(19,893)	(150,672)	(47,474)	(37,653)	(8,891)	(264,583)
Fair value allocation	—	—	—	—	27,226	27,226
Foreign exchange effect	276,388	1,221,759	22,442	59,613	34,861	1,615,063
Balances as of December 31, 2011	6,758,523	21,128,949	568,132	2,177,447	1,035,992	31,669,043
Additions	83,165	213,850	23,795	2,717,522	88,924	3,127,256
Transfers	164,030	625,117	120,170	(809,270)	(100,047)	—
Disposals	(51,849)	(132,583)	(17,110)	(65,302)	(52,273)	(319,117)
Business Combination	91,603	162,638	1,792	101,115	1,530	358,678
Fair value allocation	—	—	—	—	14,941	14,941
Foreign exchange effect	355,622	997,330	21,574	172,693	37,114	1,584,333
Balances as of December 31, 2012	7,401,094	22,995,301	718,353	4,294,205	1,026,181	36,435,134

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Accumulated depreciation
Balances as of January 01, 2010	(1,873,007)	(8,502,210)	(373,128)	411	(223,433)	(10,971,367)
Depreciation, amortization and depletion	(232,659)	(1,376,603)	(55,448)	—	(49,777)	(1,714,487)
Transfers	3,867	(984)	251	—	(3,134)	—
Disposals	4,806	80,693	3,663	—	29,838	119,000
Impairment	—	100,440	—	—	—	100,440
Foreign exchange effect	83,568	219,397	5,891	—	(840)	308,016
Balances as of December 31, 2010	(2,013,425)	(9,479,267)	(418,771)	411	(247,346)	(12,158,398)
Depreciation, amortization and depletion	(207,447)	(1,281,584)	(64,611)	—	(66,129)	(1,619,771)
Transfers	(25,537)	20,285	2,770	—	2,482	—
Disposals	2,311	102,732	46,248	(411)	7,503	158,383
Foreign exchange effect	(275,525)	(420,177)	(24,192)	—	(34,292)	(754,186)
Balances as of December 31, 2011	(2,519,623)	(11,058,011)	(458,556)	—	(337,782)	(14,373,972)
Depreciation, amortization and depletion	(223,015)	(1,356,762)	(47,556)	—	(44,945)	(1,672,278)
Transfers	(1,798)	(2,986)	(58,275)	—	63,059	—
Disposals	3,295	97,325	17,207	—	48,432	166,259
Foreign exchange effect	(109,902)	(711,216)	(16,057)	—	(27,787)	(864,962)
Balances as of December 31, 2012	(2,851,043)	(13,031,650)	(563,237)	—	(299,023)	(16,744,953)

Net property, plant and equipment
Balances as of December 31, 2010	3,968,923	9,883,699	347,980	1,372,598	598,360	16,171,560
Balances as of December 31, 2011	4,238,900	10,070,938	109,576	2,177,447	698,210	17,295,071
Balances as of December 31, 2012	4,550,051	9,963,651	155,116	4,294,205	727,158	19,690,181

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The Company’s plants in North America, Spain and Latin America (except Brazil), and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2012 totaled R$ 94,532 (R$ 49,551 and R$ 48,246 during the years ended on December 31, 2011 and 2010, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 525,220 as of December 31, 2012 (R$ 119,289 and R$ 129,202 as of December 31, 2011 and 2010, respectively).

e) Impairment of property, plant and equipment — At December 31, 2012, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized in prior years is R$ 35,270 for land, buildings and construction (R$ 32,147 as of December 31, 2011) and R$ 12,979 for machines, equipment and installations (R$ 11,986 as of December 31, 2011).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2010	8,635,540	(211,199)	8,424,341
(+/-) Foreign exchange effect	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balance as of December 31, 2010	8,353,409	(195,311)	8,158,098
(+/-) Foreign exchange effect	996,827	(19,168)	977,659
(+) Additions	20,032	—	20,032
Balance as of December 31, 2011	9,370,268	(214,479)	9,155,789
(+/-) Foreign exchange effect	855,606	(17,371)	838,235
(+) Reclassification upon acquisition of control	28,389	—	28,389
(+) Additions	10,983	—	10,983
Balance as of December 31, 2012	10,265,246	(231,850)	10,033,396

The amounts of goodwill by segment are as follows:

	2012	2011	2010
Brazil	513,711	380,644	380,644
Specialty Steels	2,239,566	2,016,847	1,800,754
Latin America	770,843	784,945	687,868
North America	6,509,276	5,973,353	5,288,832
	10,033,396	9,155,789	8,158,098

Goodwill impairment test

The Company evaluates the recoverability of goodwill for operating segments which have goodwill allocated based on the policy described in note 2.8 and the results of the impairment tests are disclosed in Note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 1, 2010	127,045	—	848,764	16,991	992,800
Foreign exhange effect	—	—	(30,526)	(2,301)	(32,827)
Acquisition	—	82,701	—	11,897	94,598
Business combination	—	—	30,591	—	30,591
Reversal of impairment losses	—	—	216,191	—	216,191
Disposal	—	—	—	(4,925)	(4,925)
Amortization	(8,129)	—	(110,558)	(918)	(119,605)
Balance as of December 31, 2010	118,916	82,701	954,462	20,744	1,176,823
Foreign exhange effect	—	—	111,631	1,773	113,404
Acquisition	—	130,120	—	11,546	141,666
Disposal	—	—	—	(6,075)	(6,075)
Amortization	(14,991)	—	(135,950)	(1,169)	(152,110)
Balance as of December 31, 2011	103,925	212,821	930,143	26,819	1,273,708
Foreign exhange effect	—	—	85,845	4,077	89,922
Acquisition	—	152,552	—	4,253	156,805
Disposal	—	—	—	(797)	(797)
Amortization	(13,331)	—	(140,567)	(1,324)	(155,222)
Balance as of December 31, 2012	90,594	365,373	875,421	33,028	1,364,416

Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2012	2011	2010
Brazil	334,850	263,865	190,228
Special Steel	252,310	270,143	272,455
North America	777,256	739,700	714,140
	1,364,416	1,273,708	1,176,823

Intangible assets are amortized over their estimated useful lives and the expense is recognized under cost of sales. The 2012 acquisitions primarily consist of the costs for a software development project for application on the management of the business. The results of impairment tests of intangible assets are presented in note 28.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2012	2011
Short term financing in Brazilian reais
Working capital	5.84%	393,579	420,943
Financing of investment	11.09%	—	5,103
Short term financing in foreign currency
Working capital (US$)	2.64%	943,790	448,023
Working capital (€)	3.12%	64,190	39,456
Working capital (Clp$)	1.43%	2,096	2,710
Working capital (Cop$)	7.24%	172,105	101,345
Working capital (PA$)	14.22%	38,102	23,014
Working capital (Mxn$)	6.54%	180,414	41,439
Financing of property, plant and equipment and others (US$)	2.23%	6,764	17,240
Financing of investment (INR)	10.40%	5133	—
		1,806,173	1,099,273
Plus current portion of long-term financing		518,201	616,032
Short term financing plus current portion of long-term financing		2,324,374	1,715,305

Long-term financing in Brazilian reais
Working capital	9.42%	263,774	568,340
Financing of property, plant and equipment	7.44%	1,610,981	1,423,333
Financing of investment	7.04%	4,974	—
Long-term financing in foreign currency
Working capital (US$)	2.64%	1,318,628	1,465,818
Working capital (€)	3.12%	56,154	82,329
Working capital (Mxn$)	6.54%	27,956	20,175
Working capital (COP$)	7.26%	248,924	169,373
Working capital (PA$)	14.22%	618	—
Ten Year Bonds (US$)	6.70%	8,274,411	7,582,966
Advances on export contracts (US$)	5.91%	54,356	96,986
Financing of investment (US$)	4.82%	188,178	27,542
Financing of investment (INR)	10.40%	143,276	—
Financing of property, plant and equipment and others (US$)	3.07%	51,839	361,460
		12,244,069	11,798,322
Less: current portion		(518,201)	(616,032)
Long term financing minus current portion		11,725,868	11,182,290
Total financing		14,050,242	12,897,595

(*) Weighted average effective interest costs on December 31, 2012.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for long-term loans granted by the BNDES - National Bank for Economic and Social Development), or by the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011
Brazilian Real (R$)	2,273,308	2,417,719
U.S. Dollar (US$)	10,837,966	10,000,035
Euro (€)	120,344	121,785
Colombian Peso (Cop$)	421,029	270,718
Argentine Peso (PA$)	38,720	23,014
Chilean Peso (Clp$)	2,096	2,710
Mexican Peso (Mxn$)	208,370	61,614
Indian rupee (INR)	148,409	—
	14,050,242	12,897,595

The amortization schedules of long term loans and financing are as follows:

	2012	2011
2013	—	1,291,602
2014	1,054,654	1,140,192
2015	1,113,093	518,323
2016	326,199	227,603
2017	3,330,154	2,977,042
2018 and after	5,901,768	5,027,528
	11,725,868	11,182,290

a) Global Credit Line

On August 18, 2011, the Company concluded the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches of US$ 500 million each, one for Gerdau’s North American subsidiaries borrowing needs and the other for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A, Gerdau Aços Especiais S.A and Gerdau Comercial de Aços S.A. This transaction has a 3 year term. As of December 31, 2012, the outstanding loans under the line totaled US$ 440.8 million (R$ 900.8 million as of December 31, 2012) and are classified as working capital (US$).

b) Ten Years Bonds

Bond 2021

On October 1, 2010, the subsidiary Gerdau Trade Inc., concluded the issuance of bonds totaling US$ 1.25 billion and final maturity on January 30, 2021. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.. At December 31, 2012, the outstanding principal of this facility was US$ 1.25 billion (R$ 2,554,375).

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issuance of bonds totaling US$1.25 billion and final maturity on January 20, 2020. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. At December 31, 2012 the outstanding principal of this facility was US$1.25 billion (R$ 2,554,375).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Bond 2017

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issuance of bonds totaling US$1 billion with a subsequent issuance of US$ 500 million, totaling US$1.5 billion and a final maturity on October 20, 2017. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. At December 31, 2012 the outstanding principal of this facility was US$1.5 billion (R$ 3,065,250).

c) ECGD - Export Credits Guarantee Department

At June 16, 2011, the subsidiary Gerdau Açominas S.A entered into US$ 251.5 million (R$ 466.4 million) facility agreement with a maturity date of February 08, 2023. The Company guarantees this transaction. The following financial institutions are the lenders of this transaction: Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc e BNP Paribas. This transaction has credit insurance issued by ECGD (Export Credits Guarantee Department), United Kingdom’s Export Credit Agency (ECA). At December 31, 2012 the outstanding principal of this facility was US$ 168.6 million (R$ 344.5 million) and is classified as financing of property, plant and equipment (US$).

d) Covenants

As an instrument to monitor the financial conditions of the Company by the Company’s creditors, certain financial agreements contain financial covenants. Below are summarized descriptions of the financial covenants required in the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA, as defined in the contracts with the banks (Earnings before interest, taxes, depreciation, amortization, impairment reversal/losses and restructuring costs). The contractual ratio requires that EBITDA for the last 12 months should be at least 3 times the interest expense of the same period. As of December 31, 2012 such ratio was 3.9 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA as defined in the contracts with the banks. The contractual ratio requires that gross debt should not exceed 4 times the EBITDA for the last 12 months. As of December 31, 2012 such ratio was 3.5 times;

III) Required Minimum Net Worth (Minimum net equity required)— measures the minimum net worth required in the financial agreements. The contractual ratio indicates that Net Worth must be greater than R$ 3.8 billion. As of December 31, 2012 such level was R$ 28,8 billion; and

IV) Current Ratio — measures the Company’s ability to fulfill its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2012 the current ratio was 1.8 times.

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except for item IV, which corresponds to Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of the creditors declaring that a default exists and the loans having their maturity accelerated.

The Company has the objective of establishing new financial covenants in which cash, cash equivalents, short-term investments as well as financial income are considered in the ratios. In implementing this strategy, the new financial agreements of the Company and its subsidiaries, which have financial covenants, follows this new criteria. The new financial covenants are: Net Debt / EBITDA which has to be less than 4 and EBITDA / Net Financial Expenses, which has to be higher than 3. As of December 31, 2012, the Net Debt / EBITDA was 2.9 times and EBITDA / Net financial expenses was 5.6 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of its financial covenants over the next twelve months.  However, these forecasts can be affected positively or negatively by the global economy and the steel market.

e) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 72,051 on the balance sheet date, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

f) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500,025 to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. This debt bears an interest rate of TJLP + 2.21% p.a. As of December 31, 2012, the outstanding balance of this credit facility was R$ 750,804.

On May 27, 2008, Gerdau Aços Longos S.A. obtained a loan approval from BNDES in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup no later than October 2010. As of December 31, 2012, R$ 456,103 of this credit facility had been used. The amortization is from November 2010 to October 2024, and the loans are subject to interest of TJLP + 1.46 % p.a.

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2012
Issuance	Meeting	Issued	Held in treasury	Maturity	2012	2011
3rd- A and B	May 27,1982	144,000	120,175	06/01/2021	90,540	113,717
7th	July 14, 1982	68,400	44,442	07/01/2022	117,936	41,688
8th	November 11, 1982	179,964	99,749	05/02/2013	257,979	435,676
9th	June 10, 1983	125,640	57,078	09/01/2014	30,948	32,261
11th - A and B	June 29, 1990	150,000	124,090	06/01/2020	120,910	162,591
Total Consolidated					618,313	785,933

Current					257,979	41,688
Non-current					360,334	744,245

The amortization schedule of long-term amounts are as follows:

	2012	2011
2013	—	435,676
2014	30,948	32,261
2020 on	329,386	276,308
	360,334	744,245

The debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 8.40% and 11.60% as of December 31, 2012 and December 31, 2011, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through strategies on financial positions and controls over exposure limits. All financial instruments are recorded in the financial statements and correspond to cash and cash equivalents, short-term investments and long-term investments, trade accounts receivable, trade accounts payable, Ten Year bonds, loans and financings, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non controlling interest.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company enters into derivatives and non-derivative instruments in order to hedge certain transactions and for some of which the Company applies hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Fair value — the fair values of the financial instruments referred to above are as follows:

	2012		2011
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	1,437,235	1,437,235	1,476,599	1,476,599
Short-term investments	1,059,605	1,059,605	3,101,649	3,101,649
Trade accounts receivable	3,695,381	3,695,381	3,602,748	3,602,748
Trade accounts payable	3,059,684	3,059,684	3,212,163	3,212,163
Ten Year Bonds	8,274,411	9,390,609	7,582,966	8,002,218
Other financing	5,775,831	5,775,831	5,314,629	5,314,629
Payroll and related liabilities	558,634	558,634	617,432	617,432
Debentures	618,313	618,313	785,933	785,933
Related parties (assets)	132,478	132,478	111,955	111,955
Related parties (liabilities)	15	15	6	6
Unrealized gains on derivatives	—	—	140	140
Unrealized losses on derivatives	8,199	8,199	5,327	5,327
Put options on non controlling interest	607,760	607,760	533,544	533,544
Other accounts receivable	474,764	474,764	464,592	464,592
Other accounts payable	630,491	630,491	716,772	716,772

The fair value of Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were early settled.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, its revenue and cost of sales may be affected by changes in the international prices of their products or raw materials used. In order to minimize this risk, the Company constantly monitors the changes in prices in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to changes in interest rates on the financial liabilities or assets and future cash flows, income and expenses. The Company assesses its exposure to these risks: (i) comparing financial assets and liabilities carrying fixed and floating interest rates and (ii) monitoring the changes in interest rates such as Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of changes in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to exchange rates by monitoring the difference between the amount of assets and liabilities denominated in a foreign currency. The company believes that accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad exceed the liabilities denominated in foreign currency. Since management of these exposures occurs at the level of each operation, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may use derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of not collecting all amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company analyzes in detail the financial position of its customers, establishing a credit limit and constantly monitoring the outstanding balances. With respect to short-term and long-term investments

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s financing structure for its operations. The Company manages its capital structure, which consists of the relationship between debt and capital (Equity) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last few years to elaborate strategic maps with objectives and indicators of the most relevant processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Debt/Adjusted EBITDA, Interest Coverage Ratio, and Debt/Debt +Equity (note 21) Ratio. Total Debt is composed of loans and financing (note 13) and debentures (note 14). The Company may change its capital structure depending on economic and financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program. In the long-term, the Company has the objective of ensuring its ratios achieve the following levels, allowing in the short-term for specific deviations:

WACC	between 10% to 13% a year
Gross debt/EBITDA	less than or equal to 3 times
Interest Coverage Ratio	greater than 3 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor the objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the policy of the Company for managing debt and cash on hand is based on using committed credit lines and currently available credit lines, guaranteed or not with export receivables, is to maintain adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 13 and 14, respectively.

The following are the contractual maturities of financial liabilities:

	2012
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,059,684	3,059,684	—	—	—
Loans and financings	14,050,242	2,324,374	2,167,747	3,656,353	5,901,768
Payroll and related liabilities	558,634	558,634	—	—	—
Debentures	618,313	257,979	30,948	—	329,386
Related parties	15	—	—	—	15
Put options on non-controlling interest	607,760	607,760	—	—	—
	18,894,648	6,808,431	2,198,695	3,656,353	6,231,169

	2011
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,212,163	3,212,163	—	—	—
Loans and financings	12,897,595	1,715,305	2,431,794	518,323	8,232,173
Payroll and related liabilities	617,432	617,432	—	—	—
Debentures	785,933	41,688	467,937	—	276,308
Related parties	6	—	—	—	6
Put options on non-controlling interest	533,544	528,821	4,723	—	—
	18,046,673	6,115,409	2,904,454	518,323	8,508,487

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Impacts on Statements of Income

Assumptions	Percentage of change	2012
Foreign currency sensitivity analysis	5%	154,775
Interest rate sensitivity analysis	0.1%	66,189
Sensitivity analysis of changes in prices of products sold	1%	379,817
Sensitivity analysis of changes in raw material and commodity prices	1%	238,889
Sensitivity analysis of interest rate swaps	0.1%	752
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	2,023

Foreign currency sensitivity analysis:  As of December 31, 2012, the Company is mainly exposed to changes between the Brazilian real and the US Dollar. The sensitivity analysis performed by the Company considers the effects of an increase or a reduction of 5% in the exchange rate between the Brazilian real and the US Dollar over the debts which have not been hedged. The impact considering such change in the foreign exchange rate totals R$ 154,775  or R$ 85,590 when considering the net investment hedge described in note 15.g, as of December 31, 2012 (R$ 51,594 as of December 31, 2011) and represents a gain if an appreciation of the Brazilian real against the US Dollar occurs and a loss in the case of a depreciation of the Brazilian real against the US Dollar, however, due to the investment hedge these effects would be mitigated when considering the exchange variance and income tax.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent a significant risk in the event of changes in the exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or a reduction of 0.1% on the average interest rate applicable to its floating-rate debt. The impact calculated considering this change in the interest rate totals R$ 66,189 as of December 31, 2012 (R$ 74,285 as of December 31, 2011) and would impact the financial expenses in the Consolidated Statement of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the change in the sales price of the Company’s products and in the price of raw materials and other inputs used in the production process, specially because the Company operates in a commodities market. The sensitivity analysis performed by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this change in the price of products sold totals R$ 379,817 as of December 31, 2012 (R$ 354,068 as of December 31, 2011) and in the cost of raw materials and other inputs totals R$ (238,889) as of December 31, 2012 (R$ (219,458) as of December 31, 2011). The impact in the price of products sold and raw materials would be reflected in revenue and cost of sales in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in a specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has interest rate swaps to hedge certain loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest rate (Libor), and its impacts on the mark to market of these swaps. An increase of 0.1% change in the interest rate would result in a gain of R$ 752 (gain of R$ 1,382 as of December 31, 2011) and a decrease of 0.1% change in the interest rate would result in a loss of R$ 752 (loss of R$ 1,382 as of December 31, 2011). These effects were recognized in the statement of comprehensive income in the amounts of R$ 752 (R$ 1,382 in the statement of income on December 31, 2011). The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure related to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso represents a gain of R$ 2,023 as of December 31, 2012 (R$ 6,505 as of December, 31 2011) and a decrease of 5% on the US Dollar against the Colombian Peso represents a loss of R$ 2,023 as of December 31, 2012 (R$ 6,505 as of December 31, 2011). The Dollar/Colombian Peso NDF’s were entered into to hedge liabilities and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The NDF’s to which the Company is exposed are presented in note 15.e.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

d) Financial Instruments by Category

Summary of the financial instruments by category:

December 31, 2012 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,437,235	—	—	1,437,235
Short-term investments	—	1,059,605	—	1,059,605
Trade accounts receivable	3,695,381	—	—	3,695,381
Related parties	132,478	—	—	132,478
Other accounts receivable	474,764	—	—	474,764
Total	5,739,858	1,059,605	—	6,799,463
Financial income	296,059	156,221	—	452,280

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,059,684	3,059,684
Ten Year Bonds	—	—	8,274,411	8,274,411
Other financing	—	—	5,775,831	5,775,831
Payroll and related liabilities	—	—	558,634	558,634
Debentures	—	—	618,313	618,313
Related parties	—	—	15	15
Other accounts payable	—	—	630,491	630,491
Put options on non-controlling interest	—	—	607,760	607,760
Unrealized losses on financial instruments	7,154	1,045	—	8,199
Total	7,154	1,045	19,525,139	19,533,338
Financial income	(19,130)	—	(1,221,893)	(1,241,023)

December 31, 2011 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,476,599	—	—	1,476,599
Short-term investments	—	3,095,359	6,290	3,101,649
Unrealized gains on financial instruments	—	140	—	140
Trade accounts receivable	3,602,748	—	—	3,602,748
Related parties	111,955	—	—	111,955
Other accounts receivable	464,592	—	—	464,592
Total	5,655,894	3,095,499	6,290	8,757,683
Financial income	379,651	276,645	—	656,296

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,212,163	3,212,163
Ten Year Bonds	—	—	7,582,966	7,582,966
Other financing	—	—	5,314,629	5,314,629
Payroll and related liabilities	—	—	617,432	617,432
Debentures	—	—	785,933	785,933
Related parties	—	—	6	6
Other accounts payable	—	—	716,772	716,772
Put options on non-controlling interest	—	—	533,544	533,544
Unrealized losses on financial instruments	5,327	—	—	5,327
Total	5,327	—	18,763,445	18,768,772
Financial income	(76,317)	—	(1,108,315)	(1,184,632)

As of December 31, 2012, the Company has derivative financial instruments such as interest rate swaps and NDFs (Non Deliverable Forwards). A portion of these instruments are designated as cash flow hedges and, therefore, the unrealized losses and /or gains related to these instruments were recognized directly in Other Comprehensive Income. The realized and unrealized losses and/or gains of the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Company’s non-hedging derivative financial instruments are presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines, as well as to manage volatility in cash flows. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in dolar Libor dollar and in other currencies),  currency swaps, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards:

The subsidiary Diaco S.A. settled Non Deliverable Forwards with maturity dates on July 17, 2012, September 24, 2012 and December 12, 2012. These transactions were entered into to hedge against the US dollar exposure arising from the global credit line. The fair value of those contracts represented a loss of R$ 11,161 and is presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

The Company settled a Non Deliverable Forward, which matured on December 28, 2012. This transaction was contracted with the objective to hedge part of the cash flow from its exports against the exposure arising from changes in the US dollar and Brazilian real rate. The fair value of this contract represented a loss of R$ 3,007 and it is presented in the consolidated statement of income. The counterparty to this transaction is HSBC Bank.

The subsidiary Diaco S.A. has Non Deliverable Forwards, with a notional amount of US$ 20.0 million (R$ 40,870 as of December 31, 2012) and a maturity date on July18, 2014. These transactions were contracted to hedge against the US dollar exposure from the global credit line. The fair value of these contracts represented a loss of R$ 1,535 and it is presented in the consolidated statement of income. The counterparties of those transactions are Banco Davivienda and Bancolombia banks.

The prospective and retrospective tests performed for the above financial instruments identified no ineffectiveness.

Swap Contracts

Interest rate swap

The subsidiary Siderúrgica del Perú S.A. - Siderperú entered into an interest rate swap, designated as a cash flow hedge whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 25.0 million (R$ 51,088 as of December 31, 2012) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate changes (LIBOR) since the subsidiary took debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of December 31, 2012 resulted in a loss of R$ 1,646 presented in the statement of comprehensive income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 715,225 as of December 31, 2012) and a maturity date of June 22, 2015, in which the interest on the Company’s debt contract with Banco do Brasil (equivalent to LIBOR plus a percentage of interest), is exchanged for a fixed interest rate. The fair value of this contract as of December 31, 2012 was a loss of R$ 5,018 presented in the statement of comprehensive income. As from May 01, 2012, the Company designated this swap as cash flow hedge and, as a result, the effective portion of the changes in fair value of the swap are recognized in other comprehensive income. The counterparties of this operation are the following banks: HSBC, Citibank and Morgan Stanley.

Guarantee Margins

The Company has derivative financial instrument contracts, which may require posting collateral deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of December 31, 2012, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Change in fair value for the year recognized in				Fair value as of December 31
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
		Position	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Forward
Diaco S.A			—	US$ 70.0 million	(11,161)	(437)	—	—	—	140	—	(314)
Diaco S.A			US$ 20.0 million	—	(1,535)	—	—	—	—	—	(1,535)
Cleary Holdings			—	—	—	54	—	—	—	—	—	—
Gerdau S.A.			—	—	(3,007)	—	—	—	—	—	—	—
					(15,703)	(383)	—	—	—	140	(1,535)	(314)

Swap contracts
Interest rate swap
Siderúrgica del Perú S.A.A. - Siderperú	receivable under the swap	Libor 6M + 0.90%	US$ 25.0 million	US$ 35.71 million	(2,621)	1,260	2,267	—	—	—	(1,646)	(3,674)
	payable under the swap	5.50%
Gerdau Açominas S.A.	receivable under the swap	Libor 6M + 2.30%	US$ 350.0 million	US$ 350.0 million	(223)	(1,339)	(3,312)	—	—	—	(5,018)	(1,339)
	payable under the swap	3.28%
Gerdau Ameristeel Corp.	receivable under the swap	Libor 6M + 1.37%	—	—	—	(68,698)	—	—	—	—	—	—
	payable under the swap	3.48%
GTL Equity Investments Corp.	receivable under the swap	4.51% a.a.	—	—	—	3,722	—	—	—	—	—	—
	payable under the swap	3.51% a.a.
					(2,844)	(65,055)	(1,045)	—	—	—	(6,664)	(5,013)
					(18,547)	(65,438)	(1,045)	—	—	140	(8,199)	(5,327)

The fair values as of December 31 are classified in the balance sheet as presented below:

	2012	2011
Unrealized gains on derivatives
Current assets	—	140
Non-current assets	—	—
	—	140
Unrealized losses on derivatives
Current liabilities	(1,535)	(314)
Non-current liabilities	(6,664)	(5,013)
	(8,199)	(5,327)
Net effect	(8,199)	(5,187)

f) Put options on non-controlling interests

The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years from the original date of purchase, at a fixed price in Euros plus a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option, require the Santander Group to exercise the put option before it expires. On December 23, 2010, the Santander Group and the Company, through its subsidiary Gerdau Hungria Holdings,  extended the term of the put option to January 10, 2014, but could be exercised in advance with settlement in January of each year as from 2012, as long as notice of the exercise was given to the Company prior to December 31 of the previous year. The option exercise price was € 208,648 plus interest, based on a  fixed interest rate. On October 2012, Santander exercised the option with settlement in January 2013 and as a result, the liability,   which is measured at the estimated value to be paid to the Santander Group based on the contractual terms, began to be

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

presented as a current liability and as of December 31, 2012 totaled R$ 607,760 (R$ 528,821 as of December 31, 2011 presented as a non-current liability).

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and  IAS 39, the Company designated as a hedge of a portion of its net investment in foreign subsidiaries, the Ten Year Bonds, entered into by the subsidiary GTL Trade Finance Inc., for an amount of US$ 1.5 billion, and by the subsidiary Gerdau Trade Inc., for an amount of US$ 1.25 billion, totaling US$ 2.75 billion. As a result, the effect of exchange rate changes on these debts are recognized in other comprehensive income.. The subsidiaries that issued the Ten Year Bonds are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However, the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten Year Bonds. The payable by the subsidiaries in Brazil to GTL Trade Finance Inc. and to GTL Trade Inc. are denominated in US dollars and generate exchange gains (losses) that, while eliminated on consolidation with the offsetting exchange gains (losses) recognized by GTL Trade Finance Inc. and GTL Trade Finance Inc., are taxable, resulting in the income tax on these exchange gains (losses) being recognized in income.

On April 1, 2012  the Company redesignated the amount of  the Ten Year Bonds designated as a hedge of net investment. After redesignation, the exchange rate gains (losses) on the amount of US$ 1.96 billion will continue to be recognized in equity while the exchange rate gains (losses) on the portion of US$ 0.79 billion is recognized in income. The redesignation had the objective of recognizing in income an amount of exchange gains (losses) (corresponding to the amount of Ten Year Bonds not designated as  a hedge) equivalent to the income tax described in the paragraph above.

Additionally, the Company has designated as a hedge of net investments a portion of the  debt entered into by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.4 billion, which was obtained to provide a portion of the resources used for the acquisition of the foreign investments.

Based on the standard and interpretation of standard mentioned above, the Company provided the effectiveness of the hedge as from the designation of the debt for acquisition of the foreign investments. The effects are recognized directly in the Statement of Comprehensive Income as an unrealized loss in the amount of R$ 412,627 as of December 31, 2012 (loss of R$ 788,007 at December 31, 2011).

The objective of the hedge is to protect, during the term of the debt, a portion of the Company’s investment in the subsidiaries mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 which are observable for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of December 31, 2012, the Company had some assets for which the fair value measurement is required on a recurring basis. These assets include investments in non-government securities and derivative instruments.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2012, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)		Significant Unobservable Inputs (Level 3)
	2012	2011	2012	2011	2012	2011	2012	2011

Current assets
Short-term investments
Trading	1,059,605	3,095,359	985,714	2,825,908	73,891	269,451	—	—
Available for sale	—	6,290	—	6,290	—	—	—	—
Financial instruments	—	140	—	—	—	140	—	—
	1,059,605	3,101,789	985,714	2,832,198	73,891	269,591	—	—

Current liabilities
Financial instruments	1,535	314	—	—	1,535	314	—	—

Non-current liabilities
Financial instruments	6,664	5,013	—	—	6,664	5,013	—	—
	8,199	5,327	—	—	8,199	5,327	—	—
	1,067,804	3,107,116	985,714	2,832,198	82,090	274,918	—	—

NOTE 16 — TAXES PAYABLE

	2012	2011
Income tax and social contribution taxes	49,708	92,379
Payroll charges	183,538	164,703
ICMS (state VAT)	94,393	66,625
COFINS (tax on revenue)	5,465	6,515
IPI (federal VAT)	6,416	1,409
Withholding income tax	38,235	59,919
Taxes in installments	36,174	86,478
IVA (value-added tax) and others	114,769	113,955
	528,698	591,983

NOTE 17 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries. Due to the characteristics of these provisions and the judicial process, it is not possible to make an accurate estimate as to the date of disbursement of the amounts accrued, which consider  interest and finance charges through the balance date.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of  Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

I) Provisions

		2012	2011
a) Tax provisions
ICMS (state VAT)	(a.1)	29,249	19,960
CSLL (social contribution tax)	(a.2)	30,154	70,276
IRPJ - Corporate Income Tax	(a.3)	30,835	1,427
INSS (social security contribution)	(a.4)	21,417	20,672
ECE (Emergency Capacity Charge)	(a.5)	32,586	36,733
RTE (Extraordinary Tariff Adjustment)	(a.5)	26,137	23,963
II (import tax)/IPI (excise tax) Drawback	(a.6)	1,020	989
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	677,070	485,412
Other tax provisions	(a.8)	14,129	13,220
		862,597	672,652
b) Labor provisions	(b)	200,205	217,696
c) Civil provisions	(c)	18,579	17,370
		1,081,381	907,718

a) Tax Provision

a.1) ICMS (state VAT) proceedings, the majority of which relate  to the right to credits. Most of the proceedings are under judgment by the Finance Departments of the different states and by the different State Courts.

a.2) This lawsuit refers to the constitutionality of the tax itself and to the tax basis. Provisions were updated as required by law.

a.3) Discussion related to Corporate Income Tax (IRPJ), being discussed in the administrative level.

a.4) Discussion related to social security contributions.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges included in the electricity bills of industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is the reason why the provision will be reversed as the judicial discussions are declared finished and the judicial deposits made are released to pay the contingency provided. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is of a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Regional Courts  and Federal Superior Courts. The Company has fully deposited in court the amounts of the charges under discussion.

a.6) Provision related to discussion about the tax credit right.

a.7) Provision related to PIS credit compensations, discussions related to the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax basis.

a.8) The provision was recorded, considering legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2012 the amount shown as provision liabilities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

The changes in the tax, labor and civil provisions are shown below:

	2012	2011
Balance at the beginning of the year	907,718	645,375
(+) Additions	273,946	359,018
(-) Reversal of accrued amounts	(102,891)	(97,994)
(+) Foreign exchange effect on provisions in foreign currency	2,608	1,319
Balance at the end of the year	1,081,381	907,718

II) Contingent liabilities for which provisions were not recorded

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 61,929. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company and its subsidiary Gerdau Aços Longos S.A are a defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount is currently R$ 61,107. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products.

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled  R$ 66,582. A provision was not recorded since they were considered as possible loss, but not probable, by management with the assistance of its legal advisors.

a.4) The Company and its subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 1,281,449, related to profits abroad. A provision was not recorded for these demands since its probability for loss is classified as possible, not probable, by management with the assistance of its legal advisors.

a.5) The Company and its subsidiaries Gerdau Açominas S.A. and  Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 158.149. No provision has been recorded for these lawsuits since they were assessed as possible loss, not probable, by management with the assistance of its legal advisors.

a.6) The Company and its subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de

Aços S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility for income tax and social contribution purposes of goodwill related to the reorganization carried out in 2004/2005, pursuant to article 7 and 8 of Law 9532/97. The total updated amount of the discussions is R$ 2,771,213. A provision was not recorded for this contingency since its probability for loss is classified as possible by management with the assistance of its legal advisors.

a.7) The Company is party to lawsuits relating to other taxes. The total amount of these lawsuits is R$ 62,725. No provision has been recorded for these lawsuits since they were assessed as possible loss, not probable, by management with the assistance of its legal advisors.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found during the  discovery.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

CADE, irrespective of the request for submission of evidence that a cartel does not exist made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company , for formation of a cartel  and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request  of the first suit begun  by Gerdau , but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision until the final decision of the courts by providing a bank guarantee corresponding to 7% on the gross revenue before taxes observed in 1999 (R$ 245,070).

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that the administrative proceeding presents irregularities, some of which are impossible to be remediated. With respect to the merit, Gerdau is certain that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not that the decision will be reverted.

b.2) Civil lawsuit filed by Sul América Seguradora against Gerdau Açominas S.A. and a third party to require acceptance of the payment of R$ 34,383 to settle an indemnity claim. The insurance company alleged uncertainties as to whom payment should be made and alleged that the Company is resisting receiving the payment and settling the matter. These doubts were refuted by the defense and the amount above was demonstrated to be insufficient. Based on the opinion of its legal advisors, the Company´s expectation for loss is remote. It also expects that the ruling will declare the amount payable to be the amount stated in the appeal filed by the Company. Prior to this lawsuit, Gerdau Açominas S.A. filed a collection lawsuit for the amounts recognized by the insurance company for which it also expects a favorable outcome.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2012	2011
Tax	872,272	666,681
Labor	45,932	37,829
Others	4,374	8,970
	922,578	713,480

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2012	2010
Assets
Associate companies
Armacero Ind. Com. Ltda.	9,287	63

Controlling shareholders
Metalúrgica Gerdau S.A.	—	29,901

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	56,243	5,209

Others
Fundação Gerdau	66,933	76,573
Others	15	209
	132,478	111,955

Liabilities
Others
Others	(15)	(6)
	(15)	(6)
	132,463	111,949

	2012	2011	2010
Net financial income	1,594	4,388	145

b)             Commercial operations

During the years ended December 31, 2012 and 2011, the Company, through its subsidiaries, entered into commercial operations with some of its associates and jointly-controlled entities including sales of R$ 642,200 as of December 31, 2012 (R$ 389,569 as of December 31, 2011) and purchases in the amount of R$ 358,368 as of December 31, 2012 (R$ 155,320 as of December 31, 2011). The net balance of accounts receivable totals R$ 81,889  as of December 31, 2012 (R$ 49,054 as of December 31, 2011).

c)              Financial operations

	Income (expenses)
	2012	2011	2010
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(16,539)	(21,324)	(24,717)

(*) Guarantees of certain financing in the amount of R$ 1,521,196 in 2012, for which the Company pays a fee of 0.95% of the amount guranteed .

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

d)             Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Jun/13 - Dec/14	16,466
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	2,042,893	Jun/15 - Nov/17	1,142,483
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Guarantee	Financing Agreements	148,071	Unspecified	143,045
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Financing Agreements	443,147	Mar/14 - Apr/14	163,495
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	3,065,250
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	280,804	Apr/13 - Jul/14	326,960
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sept/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	2,554,375
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	102,529	Jul/15 - Jan/19	118,273
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	112,852	Mar/14	42,620
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Working Capital Line	75,392	Oct/13	90,936
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Sept/20	2,554,375
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	67,773	Jan/16	82,762
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	123,293	Aug/14	149,215
Siderúrgica Tultitlán S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	20,434	Jun/14	22,260
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	78,692	Feb/13 - Dec/13	83,784
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Mar/14 - Jun/14	81,740
Gerdau MacSteel Inc.	Subsidiary	Guarantee	Financing Agreements	40,840	Unspecified	40,870
Gerdau Ameristeel Us. Inc.	Subsidiary	Guarantee	Financing Agreements	61,305	Unspecified	61,305

e)              Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 349,600 as of December 31, 2012 (R$ 490,931 as of December 31, 2011), which corresponds to 90,233 debentures (149,462 as of December 31, 2011).

f)               Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate), which was 8.4% at December 31, 2012 (11.6% at December 31, 2011). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

g)             Key Management compensation

Gerdau S.A. paid to its key management salaries and variable compensation of R$ 48,455 during 2012 (R$ 50,548 in 2011). In 2012, the contributions of Gerdau S.A. to management’s defined contribution pension plans totaled R$ 1,109 (R$ 1,190 in 2011).

Stock options granted to management are as follows:

											Accumulated stock options
Beginning of vesting period	2004	2005	2005	2006	2007	2008	2009	2010	2011	2012
Exercises as from	jan/09	jan 10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15	jan/16	jan/17
Exercises up to	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19	dec/20	dec/21
Exercise price per share (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12	22.61	14.42
Total granted to Key management	671,283	579,349	277,439	1,144,789	872,571	674,563	1,249,153	680,965	266,940	904,840	7,321,892
Exercised options	54,301	40,598	39,800	18,237	—	—	—	—	—	—	152,936
Canceled options	—	—	—	14,253	11,143	7,743	13,602	7,411	6,369	—	60,521

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 8,667 during 2012 (R$ 8,325 during 2011).

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2012, are as follows:

	2012	2011
Plan assets - Defined contribution pension plan	533,095	533,740
Total assets	533,095	533,740

Actuarial liabilities - Defined benefit pension plan	682,811	601,777
Acturial liabilities - Post-employment health care benefit	405,723	343,713
Retirement and termination benefit liabilities	153,017	184,493
Total liabilities	1,241,551	1,129,983

Current	53,930	40,199
Non-current	1,187,621	1,089,784

a)             Post-employment defined benefit pension plan

The Company’s Canadian and US subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan), collectively referred to as the North-American Plans,  that cover substantially all their employees and provide supplemental benefits to employees during retirement. The assets of the Plans are comprised of investments, mainly in marketable securities.

On October 14, 2010, the Company, through Gerdau - Sociedade de Previdência Privada, approved in PREVIC (regulatory public agency for complementary social security in Brazil) the settlement of a defined benefit plan (“Plano Gerdau” and “Plano Açominas”), in which the participants had the rights for the benefit settled. All participants of those plans, which are now settled, were able to: (i) choose to adhere to a new defined contribution plan, when it was authorized to transfer the amount related to the individual mathematical reserve from the settled plan for the new plan and add amounts to this reserve through future contributions and sponsors, plus the profitability resources; or (ii) do not transfer the reserve and maintain the benefit settled in the defined benefit plan, adjusted by the INPC (National Index of Consumer Prices). The new defined contribution plan was developed after analyses of the best complementary social security plans in Brazil, and is based on the profile and frequent necessities of employee’s. The main objective is to offer a plan aligned with the market best practices.

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed and recorded for these plans. Due to the migration process and the closing of the Brazilian pension plans in 2010, the Company is not calculating the potential effects of changes in discount rates and expected return rate on assets for these plans. The potential effects of changes to the North-American Plans on the Consolidated Statement of Income are presented below:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	1% Increase	1% Decrease
Discount rate	(6,735)	6,406
Expected return on plan assets	(16,838)	16,834

The accumulated amount recognized in Comprehensive Income for employee benefits is R$ (1,229,270) at December 31, 2012 (R$ (994,105) at December 31, 2011)

Brazilian plans

The current expenses of the defined benefit pension plans are as follows:

	2012	2011	2010
Cost of current service	—	—	35,570
Cost of interest	31,147	46,891	133,099
Expected return on plan assets	(83,390)	(105,921)	(251,919)
Curtailment	—	—	(252,473)
Settlement	—	—	301,065
Net pension benefit	(52,243)	(59,030)	(34,658)

The reconciliations of assets and liabilities of the plans are as follows:

	2012	2011
Total obligations	(393,210)	(313,788)
Fair value of the assets of the plan	833,473	690,002
Surplus	440,263	376,214
Restriction on recognition of net funded assets due to asset ceiling restrictions - IFRIC 14	(440,263)	(376,214)
Net asset	—	—
Assets recognized	—	—

Changes in plan assets and actuarial liabilities were as follows:

	2012	2011	2010
Variation of the plan obligations
Obligation at the begining of the year	313,788	100,360	1,267,644
Cost of service	—	—	35,570
Cost of interest	31,147	46,891	133,099
Actuarial (gain) loss	68,104	259,379	(67,570)
Payments of the benefits	(19,829)	(20,302)	(44,956)
Curtailment	—	—	(252,473)
Settlement	—	(72,540)	(970,954)
Obligation at the end of the year	393,210	313,788	100,360

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010
Variation of the plan assets
Fair value of the plan assets at the begining of the year	690,002	867,737	2,308,824
Return of the plan assets	83,390	105,921	251,919
Contributions from participants	—	—	207
Actuarial gain (loss) on the assets	79,910	(102,867)	(23,691)
Payments of benefits	(19,829)	(20,302)	(44,956)
Settlement	—	(49,148)	(1,187,651)
Transfer to Defined contribution plan	—	(111,339)	(436,915)
Fair value of plan assets at the end of the year	833,473	690,002	867,737

The fair value of plan assets include shares of the Company in the amount of R$ 478 at December 31, 2012 (R$ 405 on December 31, 2011) and shares of Metalúrgica Gerdau S.A., the parent company, in the amount of R$ 3,997at December 31, 2012 (R$ 12,647 on December 31, 2011).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2012	2011	2010
Actuarial (gains) losses in plan assets	(79,910)	102,867	23,691
Actuarial (gains) losses in obligations	68,104	259,379	(67,570)
Actuarial losses (gains) in contributions from employees	—	—	(207)
IFRIC 14 asset ceiling effect recognized in Other Comprehensive Income	64,049	(391,163)	198,412
Actuarial (gains) losses recognized in Comprehensive Income	52,243	(28,917)	154,326

The historical actuarial gains and losses of the plan are as follows:

	2012	2011	2010	2009	2008
Present value of defined benefit obligation	(393,210)	(313,788)	(100,360)	(1,267,644)	(1,153,712)
Fair value of the plan assets	833,473	690,002	867,737	2,308,824	1,837,694
Surplus	440,263	376,214	767,377	1,041,180	683,982
Experience adjustments on plan liabilities (Gain)	68,104	259,379	(67,570)	(12,725)	25,106
Experience adjustments on plan assets (Gain)	(79,910)	102,867	23,691	(162,458)	65,071

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2012
	Gerdau Plan	Açominas Plan
Fixed income	100.0%	98.1%
Structure finance	—	1.0%
Loans	—	0.9%
Total	100%	100%

	2011
	Gerdau Plan	Açominas Plan
Fixed income	100.0%	97.7%
Structure finance	—	0.6%
Loans	—	1.7%
Total	100%	100%

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

The investment strategy for the Gerdau Plan and Açominas Plan is based on a long-term macroeconomic scenario. This scenario assumes a reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates and moderate interest rates.

North American Plans

The current expenses of the defined benefit pension plans are as follows:

	2012	2011	2010
Cost of current service	63,886	52,022	41,879
Cost of interests	109,846	98,565	83,278
Expected return on plan assets	(128,158)	(112,130)	(81,369)
Cost of past service	10,974	1,916	13,455
Curtailment effects	—	214	—
Net cost pension benefit	56,548	40,587	57,243

The reconciliations of plan assets and liabilities are as follows:

	2012	2011
Present value of defined benefit obligation	(2,610,512)	(2,093,983)
Fair value of the plan assets	1,956,359	1,494,350
Adjustment IFRIC 14	(28,658)	(2,144)
Total liabilities, net	(682,811)	(601,777)
Recognized asset	—	—
Recognized liabilities	(682,811)	(601,777)

Changes in plan assets and actuarial liabilities were as follows:

	2012	2011	2010
Variation of the benefits obligation
Obligation at the begining of the year	2,093,983	1,627,430	1,472,773
Cost of service	63,886	52,022	41,879
Cost of interests	109,846	98,565	83,278
Payments of the benefits	(91,079)	(82,828)	(55,155)
Reduction of losses	—	214	—
Past service cost	10,974	1,916	—
Actuarial losses (gains) on the obligation	232,224	127,161	123,378
Exchange variations	190,678	269,503	(38,723)
Obligation at the end of the year	2,610,512	2,093,983	1,627,430

	2012	2011	2010
Variation of the plan assets
Fair value of plan assets at the begining of the year	1,494,350	1,253,595	1,043,737
Return of the plan assets	128,158	112,130	81,369
Contributions from sponsors	208,578	127,526	137,272
Payments of benefits	(91,077)	(83,651)	(54,944)
Actuarial gains (losses) on the assets	71,210	(106,073)	47,237
Exchange variations	145,140	190,823	(1,076)
Fair value of plan assets at the end of the year	1,956,359	1,494,350	1,253,595

The historical  actuarial gains and losses of the plans are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010	2009	2008
Present value of defined benefit obligation	(2,610,512)	(2,093,983)	(1,627,430)	(1,472,773)	(1,625,859)
Fair value of the plan assets	1,956,359	1,494,350	1,253,595	1,043,737	1,023,045
IFRIC 14 Adjustment	(28,658)	(2,144)	(9,022)	—	—
Deficit	(682,811)	(601,777)	(382,857)	(429,036)	(602,814)
Experience adjustments on plan liabilities (Gain)	232,224	127,161	123,378	195,775	(40,482)
Experience adjustments on plan assets (Gain)	(71,210)	106,073	(47,237)	(74,924)	392,123

Amounts recognized as actuarial gains and losses in comprehensive income are as follows:

	2012	2011	2010
Actuarial (gains) losses in plan assets	(71,210)	106,073	(47,237)
Actuarial losses (gains) in obligations	232,224	127,161	123,378
Actuarial losses recognized in Comprehensive Income	161,014	233,234	76,141

The Canadian and American subsidiaries have an Investment Committee that defines the investment policy for the defined benefit plans. The primary investment objective is to ensure the security of benefits that were accrued under the plans, providing an adequately funded asset pool which is separated and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund must invest in a manner that adheres to safeguards and diversification to which a prudent investor of pension funds would normally adhere. These subsidiaries retain specialized consultants that advice and support Investment Committee decisions and recommendations.

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 60% in shares and 40% in debt securities.

The allocations of the assets of the plans are presented below:

	2012	2011
Equity securities	43.4%	52.1%
Debt securities	46.0%	40.5%
Real estate	0.0%	0.1%
Others	10.6%	7.3%
	100%	100%

The tables below show a summary of the assumptions used to calculate plan expenses and liabilities for the defined benefit plans in 2012 and 2011, respectively:

2012
	Gerdau Plan	North America Plan
Average discount rate	8.68%	4.25%
Rate of increase in compensation	Not applicable	3.25% - 4.25%
Expected rate of return on assets	8.68%	7.00% - 8.00%
Mortality table	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	Based on age and/or the service

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

2011
	Gerdau Plan	North America Plan
Average discount rate	10.25%	4.75%
Rate of increase in compensation	Not applicable	3.25% - 4.25%
Expected rate of return on assets	12,10%/12,14%	7.00% - 8.00%
Mortality table	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	Based on age and/or the service

The expected rate of return on assets is used to determine the increase on the assets of the benefit plans  based on investment returns expected for the next year. The expected rate of return on investments is selected considering the allocation of the asset classes and the expectations about the return of each investment category. This rate is reviewed annually and changes are incorporated into the medium and long-term economic scenarios.

b)             Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 50,785  in 2012 (R$ 41,883 in 2011). This employee benefit plan has an actuarial surplus resulting from  the contributions that are not part of the account balance of the participants which had ceased to be employed by the Company before being eligible for the benefits of the plan and also from a  portion of the surplus that existed upon settlement of the defined benefit plan which occurred in 2010.

The Canadian and American subsidiaries have defined contribution plans and the total cost for these plans was R$ 44,574  in 2012 (R$ 33,837 in 2011).

c)              Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2012	2011	2010
Current service cost	4,430	3,574	2,906
Interests Costs	17,321	15,542	13,917
Net cost pension benefit	21,751	19,116	16,823

The funded status of the post-employment health benefits plans is as follows:

	2012	2011
Present value of obligations	(405,723)	(343,713)
Total net liabilities	(405,723)	(343,713)

Changes in plan assets and actuarial liabilities were as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010
Change in benefit obligation
Benefit obligation at beginning of the year	343,713	272,302	243,156
Cost of service	4,430	3,574	2,906
Cost of interest	17,321	15,542	13,917
Contributions from participants	2,906	2,767	2,601
Payment of benefits	(18,463)	(16,627)	(13,210)
Medical subsidy	873	1,953	332
Actuarial losses in obligations	21,908	30,330	29,170
Exchange variations	33,035	33,872	(6,570)
Benefit obligation at the end of the year	405,723	343,713	272,302

	2012	2011	2010
Change in plan assets
Contributions from sponsors	14,139	11,384	13,210
Contributions from participants	2,906	2,767	—
Medical subsidy	873	1,953	—
Payments of benefits	(17,918)	(16,104)	(13,210)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2012	2011	2010	2009	2008
Present value of defined benefit obligation	(405,723)	(343,713)	(272,302)	(243,156)	(281,290)
Deficit	(405,723)	(343,713)	(272,302)	(243,156)	(281,290)
Experience adjustments on plan liabilities	21,908	30,330	29,170	30,089	(16,796)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2012	2011	2010
Losses on actuarial obligation	21,908	30,330	29,170
Actuarial losses recognized in Equity	21,908	30,330	29,170

The accounting assumptions adopted for post-employment health benefits are as follows:

	2012	2011
Average discount rate	4.25%	4.75%
Health treatment - rate assumed next year	7.5% - 8.20%	8.00%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2016 to 2023	5.00%	5.00% - 5.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	3,159	(2,563)
Effect over benefit plan obligations	57,261	(46,549)

d)             Other retirement and termination benefits

These amounts refer principally to the “Social Plan” sponsored by  subsidiaries in Spain and approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

improvements. The Plan also has the objective to promote the rejuvenation of the work force by hiring younger employees as older employees retire. The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 153,017 as of December 31, 2012  (R$ 184,493 as of December 31, 2011).

NOTE 20 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate. The Company’s management performs frequent analysis with the purpose of identifying potentially impacted areas and a liability is recorded based on the best  estimate of costs for investigation, treatment and cleaning of potentially affected sites. The Company uses estimates and assumptions to determine the amounts involved, which may change in the future, as result of the final investigations and the determination of the actual environmental impact. The balances of the provisions are as follows:

	2012	2011
Provision for environmental liabilities	66,931	68,419

Current	24,536	31,798
Non-current	42,395	36,621

NOTE 21 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliations of common and preferred outstanding shares are presented below:

	2012		2011		2010
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,132,968,411	503,903,035	1,000,912,831	494,888,956	925,709,735
Treasure shares acquiring	—	(2,693,000)	—	(4,100,000)	—	(1,700,000)
Issuance shares	—	—	68,026,910	134,830,100	9,014,079	76,407,413
Exercise of stock options	—	558,363	—	1,325,480	—	495,683
Other movements	—	(2,299,429)	—	—	—	—
Balance at the end of the year	571,929,945	1,128,534,345	571,929,945	1,132,968,411	503,903,035	1,000,912,831

At December 31, 2012, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). At December 31, 2011, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181. Ownership of the shares is presented below:

	Shareholders
	2012
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	26,937,159	4.7	180,724,706	15.8	207,661,865	12.1
Foreign institutional investors	23,148,777	4.0	530,037,997	46.2	553,186,774	32.2
Other shareholders	72,131,355	12.6	164,930,158	14.4	237,061,513	13.8
Treasury stock	1,697,538	0.3	17,496,900	1.5	19,194,438	1.0
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2012, 2011 and 2010
(in thousands of Brazilian reais — R$, unless otherwise stated)

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

Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

			2012
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,062,834	236,642
Repurchases	—	—	2,693,000	44,932
Exercise of stock options	—	—	(558,363)	(10,572)
Other movements	—	—	2,299,429	18,681
Closing balance	1,697,538	557	17,496,900	289,683

			2011
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	10,288,314	160,848
Repurchases	—	—	4,100,000	84,927
Exercise of stock options	—	—	(1,325,480)	(9,133)
Closing balance	1,697,538	557	13,062,834	236,642

			2010
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,083,997	124,128
Repurchases	—	—	1,700,000	44,620
Exercise of stock options	—	—	(495,683)	(7,900)
Closing balance	1,697,538	557	10,288,314	160,848

As of December 31, 2012, the Company had 17,496,900 preferred shares in treasury (13,062,834 and 10,288,314 during at December 31, 2011 and 2010, respectively), totaling R$ 289,683 (R$ 236,642 and R$ 160,848 at December 31, 2011 and 2010, respectively). These shares are held in treasury for subsequent cancellation or to be granted under the long-term incentive plan of the Company. During 2012, 558,363 shares were sold upon exercise of stock options (1,325.480 and 495,683 during the years ended December 31, 2011 and 2010, respectively) with losses of R$ 10,572 (R$ 9,133 and R$ 7,900 during the years ended December 31, 2011 and 2010, respectively), which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 15.12 during 2012(R$ 16.07 and R$ 15.65 during the years ended December 31, 2011 and 2010, respectively).

c) Capital reserves — consists of premium on issuance of shares.

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2012, 2011 and 2010
(in thousands of Brazilian reais — R$, unless otherwise stated)

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity for changes in non-controlling interests.

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2012
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	(116,685)	(116,685)
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(1,953)	1,953	—
(iii) Other changes	—	43,978	43,978
Effects of interest changes in subsidiaries	(1,953)	(70,754)	(72,707)

	December 31, 2011
	Attributed to parent company’s	Non-controlling
	interest	interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	274,268	274,268
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(435,328)	435,328	—
(iii) Other changes	—	11,665	11,665
Effects of interest changes in subsidiaries	(435,328)	721,261	285,933

	December 31, 2010
	Attributed to parent company’s	Non-controlling
	interest	interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	39,599	39,599
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	14,050	(14,050)	—
(iii) Other changes	—	16,447	16,447
Effects of interest changes in subsidiaries	14,050	41,996	56,046

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

(i) Changes in the Paraopeba — Fixed Income Investment Fund (Note 3.1), which is managed by JP Morgan, due to changes in the amount invested by each subsidiary of the Company in comparison with the amount of investments held by non-consolidated entities (related parties); (ii) increases and decreases in the amounts attributed to the parent company and in the amounts attributed to non-controlling interests due to changes in subsidiaries ownership not resulting in a change of control (according to IAS 27, changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for in equity); (iii) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 40,467 for 2012.

The interest on capital and dividends credited during the year totaled R$ 408,193, as follows:

	2012	2011	2010
Net income	1,425,633	2,005,727	2,142,488
Constitution of legal reserve	(71,282)	(100,286)	(107,124)
Constitution of the tax incentives reserve	(62,426)	(42,139)	(113,914)
Adjusted net income	1,291,925	1,863,302	1,921,450

	Earnings in year
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2012	2011	2010
1st quarter	Interest					—	—	170,297
1st quarter	Dividends	0.06	1,702,399	5/11/2012	5/23/2012	101,944	102,234	—
2nd quarter	Dividends	0.09	1,702,458	8/13/2012	8/23/2012	153,221	—	198,689
2nd quarter	Interest					—	153,523	—
3rd quarter	Interest	0.07	1,700,250	11/12/2012	11/23/2012	119,018	—	170,417
3rd quarter	Dividends					—	204,584	—
4th quarter	Dividends	0.02	1,700,464	3/4/2013	3/14/2013	34,010	136,392	90,289
Interest on capital and dividends						408,193	596,733	629,692
Credit per share (R$)						0.24	0.35	0.44

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2012, 2011 and 2010
(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 22 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2012
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	478,969	946,664	1,425,633

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,130,398,618

Earnings per share (in R$) — Basic	0.84	0.84

	2011
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	671,943	1,333,784	2,005,727

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	550,305,197	1,092,338,207

Earnings per share (in R$) — Basic	1.22	1.22

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	743,897	1,398,591	2,142,488

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	930,434,530

Earnings per share (in R$) — Basic	1.50	1.50

Diluted

	2012	2011	2010
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	946,664	1,333,784	1,398,591
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	394	769	1,141
	947,058	1,334,553	1,399,732

Net income allocated to common shareholders	478,969	671,943	743,897
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(394)	(769)	(1,141)
	478,575	671,174	742,756

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	550,305,197	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	1,130,398,618	1,092,338,207	930,434,530
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,399,856	1,881,752	2,188,845
Total	1,131,798,474	1,094,219,959	932,623,375

Earnings per share — Diluted (Common and Preferred Shares)	0.84	1.22	1.50

The Company had no instruments excluded from the calculation of diluted EPS because they were antidilutive.

NOTE 23 — PROFIT SHARING

a) The profit sharing for the management of the Company is limited as per the Company’s by-laws to 10% of net income after deducting income tax and the compensation paid under profit sharing ; and

b) The profit sharing for the employees is based on achieving operational targets and is allocated as cost of sales, sales expenses and as general and administrative expenses, as appropriate.

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010
Gross sales	43,055,916	39,819,986	35,666,379
Taxes on sales	(3,555,392)	(3,504,137)	(3,630,036)
Discounts	(1,518,856)	(909,069)	(643,134)
Net sales	37,981,668	35,406,780	31,393,209

NOTE 25 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant stock options on preferred stock to management, employees, or persons who render services to the Company or its subsidiaries, and approved the Long-Term Incentive Program that represents a new method of compensation for the strategic officers of the Company. The options shall be exercised in a maximum of five years after the vesting period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

a) Summary of changes in the options under the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2012	Balance on December 31, 2011	Granted	Forfeited	Exercised	Balance on December 31, 2012

2004	6.78	5 years	17.85	878,364	—	—	(74,846)	803,518
2005	10.58	3 years	17.85	375,028	—	—	(18,123)	356,905
2005	10.58	5 years	17.85	842,098	—	—	(70,728)	771,370
2006	12.86	5 years	17.85	1,521,126	—	—	(87,186)	1,433,940
2007	17.50	5 years	17.85	1,247,129	—	—	(48,565)	1,198,564
2008	26.19	5 years	17.85	1,052,812	—	(43,134)	—	1,009,678
2009	14.91	5 years	17.85	2,101,178	—	(48,559)	(62,592)	1,990,027
2010	29.12	5 years	17.85	1,572,819	—	(69,075)	(3,646)	1,500,098
2011	22.61	5 years	17.85	1,397,410	—	(168,687)	(8,621)	1,220,102
2012	14.42	5 years	17.85	—	2,277,080	(109,699)	(10,203)	2,157,178
				10,987,964	2,277,080	(439,154)	(384,510)	12,441,380

(*)Average quoted market price of a share during the period

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2011	Balance on December 31, 2010	Granted	Forfeited	Exercised	Balance on December 31, 2011

2004	6.78	5 years	16.92	988,582	—	—	(110,218)	878,364
2005	10.58	3 years	16.92	388,468	—	—	(13,440)	375,028
2005	10.58	5 years	16.92	932,681	—	—	(90,583)	842,098
2006	12.86	5 years	16.92	1,624,621	—	—	(103,495)	1,521,126
2007	17.50	5 years	16.92	1,280,299	—	(25,028)	(8,142)	1,247,129
2008	26.19	5 years	16.92	1,083,020	—	(30,208)	—	1,052,812
2009	14.91	5 years	16.92	2,169,970	—	(58,728)	(10,064)	2,101,178
2010	29.12	5 years	16.92	1,607,567	—	(32,467)	(2,281)	1,572,819
2011	22.61	5 years	16.92	—	1,444,131	(39,984)	(6,737)	1,397,410
				10,075,208	1,444,131	(186,415)	(344,960)	10,987,964

(*)Average quoted market price of a share during the period

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2010	Balance on December 31, 2009	Granted	Forfeited	Exercised	Balance on December 31, 2010

2004	6.78	5 years	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 years	25.02	426,401	—	(1,963)	(35,970)	388,468
2005	10.58	5 years	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 years	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 years	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 years	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 years	25.02	2,247,050	—	(46,531)	(30,549)	2,169,970
2010	29.12	5 years	25.02	—	1,631,157	(23,590)	—	1,607,567
				9,035,634	1,631,157	(171,663)	(419,920)	10,075,208

(*)Average quoted market price of a share during the period

As of December 31, 2012, the Company has a total of 17,496,900 preferred shares in treasury. These shares may be used for issuance upon exercise of the stock options under this plan. The exercise of the options before the vesting period end was a result of retirement or death.

b) Historical grant of long term incentives:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	2012	Average
Total options granted	1,599,568	2,342,448	1,979,674	1,556,502	1,202,974	2,286,172	1,631,157	1,444,131	2,277,080
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	14.42	16.35
Fair value of options on the granting date - R$ per option (*)	5.77	5.20	8.66	15.30	21.22	6.98	13.07	11.32	9.78	8.25
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

Total of options exercisable at December 31, 2012 is 4,564,297 (3,616,616 and 2,309,731 at December 31, 2011 and 2010, respectively).

The percentage of potential dilutionto the existing shareholders if all options are exercised, is approximately 0.8%.

The long-term incentive plans costs recognized in the net income was R$ 16,946 during 2012 (R$ 15,318  and R$ 13,370 during 2011 and 2010, respectively).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the grant date. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2012	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.18%	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.36%	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free interest rate	10.62%	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until exercise	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, Share Appreciation Rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in preferred shares, awards are settled either in cash or preferred shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs can not be less than the fair market value of a preferred share on the date of granting the award.  The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

On March 16, 2012, an award of approximately US$ 9.9 million (R$ 20.2 million) was granted to participants under the EIP for 2012 performance.  The company issued 1,504,780 SARs, 97,516 RSUs, and 195,032 PSUs under this plan.  This award is being accrued over the vesting period of 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 22.9 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

On March 12, 2010, an award of approximately US$ 11.8 million (R$ 24.1 million) was granted to participants under the EIP for 2010 performance.  Gerdau Ameristeel issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan.  This award is being accrued over the vesting periods, which consider a period between 4 and 5 years.

In connection with the adoption of the EIP, the Company terminated the previously existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP.  All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2012, there were 2,041,842 cash-settled SARs, 1,039,661 stock options, and 89,687 phantom shares outstanding under the LTIP. This award is being accrued over the vesting period of 4 years.

During the years ended December 31, 2012,  2011 and 2010, the compensation costs recognized for all equity-settled awards were US$ 7.7 million (R$ 15.1 million),  US$ 0.8 million (R$ 1.3 million) and US$ 2.7 million (R$ 4.8 million , respectively. The Company recorded compensation expense of US$ (3.2) million (R$ (6.3) million), US$ (8.6) million (R$ (14.4) million) and US$ 9.3million (R$ 16.4 million), respectively, related to cash-settled awards for the years ended December 31, 2012 and 2011.

On December 31, 2012 and 2011, the outstanding liability for share-based payment transactions included in other non-current liabilities of Gerdau Ameristeel was US$ 8.9 million (R$ 18.3 million) and US$ 7.7 million (R$ 14.4 million), respectively.  The total intrinsic value of share-based liabilities for which the participant’s right to exercise had vested was US$ 4.2 million (R$ 8.6 million) and US$ 3.1 million (R$ 5.8 million) as of December 31, 2012 and 2011, respectively.

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

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive, depending on the terms of the award, either ADRs or a cash payment equal to the fair market value of the ADRs less the exercise price as determined by the Company at the time of grant. The exercise price is set at the closing price of the underlying reference shares on the date of grant. SARs vest over a four to five year period and expire ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. The Company has both equity-settled and cash-settled SARs.  For SARs accounted for as equity-settled, the fair value is estimated only at the date of grant.  For SARs accounted for as cash-settled, the fair value is remeasured at each balance sheet reporting date.

The grant date fair value of equity-settled SARs granted during the years ended December 31, 2012, 2011 and 2010 was US$ 4.51, US$ 5.45, and US$ 4.56 (R$ 8.82, R$ 9.13 and R$ 7.64), respectively, and the main assumptions used in applying the Black-Scholes option pricing model were as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011
Dividend yield	2.09%	2.56%
Volatility in the price of the share	52.30%	52.75%
Risk free interest rate	1.43%	2.37%
Expected period until exercise	6.50 years	6.51 years

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

Restricted Share Units (RSUs)

RSUs give the holder the right to receive a specified number of ADRs at the specified vesting date. As determined by the Company, the RSUs vest over a five-year period. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the RSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of an RSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of RSUs was US$ 10.67,  US$ 13 and US$ 7.89(R$ 20.86 and R$ 21.78 and R$ 13.88) for RSUs granted during the years ended December 31, 2012,  2011 and 2010, respectively.

Performance Share Units (PSUs)

PSUs give the holder the right to receive one ADR for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Gerdau S.A. on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted that is exercised depends on the Company’s performance over the performance period against pre-established performance goals. Compensation expense related to each PSU grant was recognized over the performance period based on the fair value of the PSUs on the grant date and the number of units expected to vest.  On the grant-date, the fair value of a PSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of PSUs was US$ US$ 10.67,  US$ 13 US$ 7.89  (R$ 20.86,  R$ 21.78 and US$ 13.88) for PSUs granted during the years ended December 31, 2012, 2010 and 2010, respectively.

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted under the EIP during the years ended December 31, 2012 and 2011.

During the year ended December 31, 2010, all of the Gerdau Ameristeel’s stock options were converted to awards with respect to ADRs (based on the conversion factor). Gerdau Ameristeel revalued the original awards at the modification date and also fair valued the new awards at the modification date. Both values were derived using the Black-Scholes option-pricing model. The modification date fair value of the new awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by Gerdau Ameristeel.

The summary of stock option activity prior to the modification date was as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010
	Number of shares	Average market price in the year
		US$	R$
Available at beginning of the year	2,828,498	5.79	9.65
Options Granted	—	—	—
Options Exercised (a)	(299,589)	3.09	5.15
Options Forfeited	(355,193)	5.11	8.51
Exchange for options of Gerdau S.A.	(2,173,716)	10.99	18.31
Available at the end of the year	—	—	—

Shares exercised	—

(a) The weighted-average exercise price was computed based on the date of exercise.

	December 31, 2010(b)
	Number of Shares	Weighted Exercise Price
		US$	R$
Activity prior to the Gerdau acquisition
Outstanding at the beginning of the year	2,828,498	5.79	9.65
Exercised (b)	(299,589)	3.09	5.15
Forfeited	(355,193)	5.11	8.51
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31

Activity upon the Gerdau Acquisition (modification date):
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31
Exchange of options of Gerdau S.A.	(2,173,716)	10.99	18.31
Replacement options (referenced to Gerdau S.A. ADRs)	1,737,318	7.86	13.10
Outstanding upon modification	1,737,318	7.86	13.10

Activity subsequent to the Gerdau Acquisition:
Outstanding upon modification	1,737,318	7.86	13.10
Exercised (c)	(96,727)	4.11	6.85
Outstanding at the end of the period	1,640,591	8.08	13.46

Options exercisable at end of year	712,272	10.15	16.91

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

The table below summarizes stock options for the year ended on December 31, 2012, 2011 and 2010:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012			2011			2010
	Number of shares	Average market price in the year		Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$		US$	R$
Available at beginning of the year	1,207,531	8.42	16.46	1,640,591	8.08	15.16	1,737,318	7.86	13.10
Options Exercised (a)	(150,586)	3.41	6.67	(191,887)	3.23	6.06	(96,727)	4.11	6.85
Options Forfeited	(17,284)	13.02	25.45	(241,173)	10.2	19.13	—	—	—
Available at the end of the year	1,039,661	9.07	17.73	1,207,531	8.42	15.79	1,640,591	8.08	13.46

Options exercisable at end of year	852,578	10.11	19.77	775,074	9.98	18.72	712,272	10.15	16.91

(a) The weighted-average exercise price was computed based on the date of exercise.

The following table summarizes information about options outstanding at December 31, 2012:

Exercise price range	Quantity available	Average period of grace (in years)	Average price of the year		Number exercisable at December 31, 2012
			US$	R$
US$ 4,35 (R$ 8,89)	612,071	6.2	4.35	8.50	424,988
US$ 11,89 a US$ 13,64 (R$ 24,30 a R$ 27,87)	258,344	3.9	13.20	25.81	258,344
US$ 19,84 (R$ 40,54)	169,246	5.2	19.84	38.79	169,246
	1,039,661				852,578

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau MacSteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of shares ( Phantom Stock, Performance Shares and Restricted Shares).  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Preferred Share at the date the award of phantom stock is made, based on the average price of Preferred Shares in the New York Stock Exchange. Phantom stock, Restricted Shares and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Performance Shares vest after 5 years of the date of the award.  Phantom Stock is paid in cash when exercised. An award of approximately US$ 1.7 million (R$ 3.5 million) was earned by participants in 2012 and was granted 52% in SARs, 31% in Performance Shares and 17% in Restrict Shares. In 2011, an award of approximately US$ 0.8 million (R$ 1.5 million) was earned by participants and was granted 41% in SARs, 39% in Performance Shares and 20% in Restricted Shares. In 2010, an award of approximately US$ 1.1 million (R$ 1.83 million) was earned by participants and was granted 44% in SARs, 37% in Performance Shares and 19% in Restrict Shares.

Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance shares:

	Grant 2012	Grant 2011
Dividend Yield	2.09%	2.56%
Volatility in the price of share	52.30%	52.75%
Risk free interest rate	1.43%	2.37%
Expected period until exercise	4.01 years	3.01 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

SARS, Restricted Shares and Phantom Shares

	Grant 2012	Grant 2011
Dividend Yield	2.09%	2.56%
Volatility in the price of share	52.30%	52.75%
Risk free interest rate	1.43%	2.37%
Expected period until exercise	5.51 years	4.50 years

As of December 31, 2012 long-term incentive plan costs not yet recorded related to grants still not vested amounted to approximately US$ 2.2 million (R$ 4.5 million), and the average period for recognizing these costs was 4.2 years.

NOTE 26 — SEGMENT REPORTING

As from 2012, the business of metallurgical coal and coke in Colombia, which was previously reported in the Latin America Operations segment, has begun to be reported in the Brazil Operations segment. The change is due to the strategic decision to integrate the operations of coal and coke with Gerdau Açominas, due to its growing importance in the supply of metallurgical coal to that plant. Also as from 2012 on, Company’s corporate expenses which were previously reported in the Brazil Operations segment began to be reported under “Eliminations and Adjustments.”

For presentation purposes, the comparative information have been modified with respect to the information originally presented, to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

	Business Segments
	2012
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,099,770	12,449,705	4,964,436	7,388,667	(920,910)	37,981,668
Cost of sales	(11,630,084)	(11,453,120)	(4,635,666)	(6,420,824)	905,592	(33,234,102)
Gross profit	2,469,686	996,585	328,770	967,843	(15,318)	4,747,566
Selling, general and administrative expenses	(922,016)	(581,772)	(272,277)	(317,991)	(377,619)	(2,471,675)
Other operating income (expenses)	80,465	6,798	(2,162)	4,932	(26,072)	63,961
Equity in earnings of unconsolidated companies	—	28,757	(28,660)	(17,102)	25,358	8,353
Operational (Loss) income before financial income (expenses) and taxes	1,628,135	450,368	25,671	637,682	(393,651)	2,348,205
Financial result, net	(125,024)	(106,485)	(44,279)	(99,835)	(413,120)	(788,743)
Income before taxes	1,503,111	343,883	(18,608)	537,847	(806,771)	1,559,462
Income and social contribution taxes	(380,442)	(20,098)	(23,482)	(175,528)	536,328	(63,222)
Net income	1,122,669	323,785	(42,090)	362,319	(270,443)	1,496,240

Supplemental information:
Net sales between segments	600,350	200,483	2,629	117,448	—	920,910
Depreciation/amortization	766,673	471,781	154,211	434,834	—	1,827,499
Investments in associates and jointly-controlled entities	—	278,211	907,476	1,288	238,630	1,425,605
Total assets	17,510,061	15,602,047	7,304,130	12,878,312	(201,392)	53,093,158
Total liabilities	6,831,829	4,945,152	3,876,805	6,742,720	1,898,735	24,295,241

	Business Segments
	2011
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,932,670	10,810,777	4,015,184	7,516,521	(868,372)	35,406,780
Cost of sales	(11,623,605)	(9,682,223)	(3,504,835)	(6,370,592)	883,023	(30,298,232)
Gross profit	2,309,065	1,128,554	510,349	1,145,929	14,651	5,108,548
Selling, general and administrative expenses	(976,046)	(453,076)	(252,669)	(333,841)	(386,052)	(2,401,684)
Other operating income (expenses)	36,931	1,550	28,708	7,770	34,523	109,482
Equity in earnings of unconsolidated companies	—	76,008	357	(35,141)	21,438	62,662
Operational (Loss) income before financial income (expenses) and taxes	1,369,950	753,036	286,745	784,717	(315,440)	2,879,008
Financial result, net	(95,244)	(196,954)	(53,496)	(76,769)	(105,873)	(528,336)
Income before taxes	1,274,706	556,082	233,249	707,948	(421,313)	2,350,672
Income and social contribution taxes	51,983	(85,604)	(81,081)	(211,681)	73,287	(253,096)
Net income	1,326,689	470,478	152,168	496,267	(348,026)	2,097,576

Supplemental information:
Net sales between segments	604,426	151,625	264	112,057	—	868,372
Depreciation/amortization	849,236	423,500	124,808	374,337	—	1,771,881
Investments in associates and jointly-controlled entities	—	266,519	837,897	23,032	227,843	1,355,291
Total assets	15,541,009	14,438,588	6,558,110	10,661,967	2,782,120	49,981,794
Total liabilities	6,260,805	4,566,438	3,541,326	5,369,311	3,724,111	23,461,991

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Business Segments
	2010
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,430,240	9,025,978	3,151,408	6,854,938	(1,069,355)	31,393,209
Cost of sales	(10,411,237)	(8,187,710)	(2,787,685)	(5,556,199)	1,069,355	(25,873,476)
Gross profit	3,019,003	838,268	363,723	1,298,739	—	5,519,733
Selling, general and administrative expenses	(797,275)	(519,371)	(225,860)	(352,885)	(462,070)	(2,357,461)
Reversal of impairment losses	—	—	—	336,346	—	336,346
Other operating income (expenses)	(5,427)	1,880	40,984	(22,003)	91,047	106,481
Equity in earnings of unconsolidated companies	—	31,450	15,624	(20,368)	12,748	39,454
Operational (Loss) income before financial income (expenses) and taxes	2,216,300	352,227	194,471	1,239,829	(358,275)	3,644,552
Financial result, net	(78,082)	(230,928)	(20,936)	5,399	(360,767)	(685,314)
Income before taxes	2,138,218	121,299	173,535	1,245,228	(719,042)	2,959,238
Income and social contribution taxes	(420,630)	26,288	(38,574)	(359,086)	290,143	(501,859)
Net income	1,717,588	147,587	134,961	886,142	(428,899)	2,457,379

Supplemental information:
Net sales between segments	635,104	190,200	—	244,051	—	1,069,355
Depreciation/amortization	954,710	436,488	128,136	381,289	(7,549)	1,893,074
Investments in associates and jointly-controlled entities	—	217,641	804,832	26,993	215,054	1,264,520
Total assets	11,940,433	12,718,294	5,649,876	9,964,761	2,617,896	42,891,260
Total liabilities	5,279,146	6,346,213	2,760,889	5,380,224	2,886,884	22,653,356

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2012	2012	2012	2012	2012
Net sales	15,207,817	5,478,956	15,219,140	2,075,755	37,981,668
Total assets	20,988,524	7,304,130	21,569,514	3,230,990	53,093,158

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2011	2011	2011	2011	2011
Net sales	15,420,736	4,382,887	13,359,007	2,244,150	35,406,780
Total assets	21,328,121	6,882,443	19,700,246	2,070,984	49,981,794

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2010	2010	2010	2010	2010
Net sales	15,039,852	3,487,531	11,126,942	1,738,884	31,393,209
Total assets	17,999,525	5,931,001	16,754,876	2,205,858	42,891,260

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose  revenue per product unless the information is not available and the cost to obtain it would be excessive. Management does not consider this information useful for its decision making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in  exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to conclude about historical trends. Considering this scenario and considering that the information of revenue by product is not maintained by the Company on a consolidated basis and the cost to obtain the revenue per product information would be excessive compared to the benefits of the information, the Company does not present  revenue by product.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2012	2011
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	34,049,739	30,682,963
Business Interruption	Net income plus fixed expenses	8,430,642	7,706,275
Civil Liability	Industrial operations	255,826	231,922

NOTE 28 — IMPAIRMENT OF ASSETS

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, using as basis, financial and economic projections for each segment. The projections are prepared by taking into consideration observed changes in the economic scenario in the market where the Company operates, as well as assumptions with respect to future results and the historical profitability of each segment.

28.1 Goodwill impairment test

The test of impairment of goodwill allocated to each operating segment is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has four operating segments, which represent the lowest level in which goodwill is monitored by the Company. The composition of goodwill by segment is presented in Note 11.

In December 2012, the Company performed an impairment test for  goodwill and no impairment loss was identified for the year.

The period for projecting the cash flows was five years. The assumptions used to determine the value in use based on the discounted cash flow method include: projected cash flows based on  Management estimates, discount rates and growth rates on perpertuity. The perpetuity value was calculated considering stable operating margins, levels of working capital and  investments. The perpetuity growth rate considered was 3% for  the Brazil, Latin America, Special Steel and North America segments.

The discount rates used were determined taking into consideration market information available on the date of performing the impariment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The discount rates used were 9.5%  for the North America segment (9.0% in December 2011), 10.0%  for the Special Steel segment (10.5% in December 2011), 10.25% for the Latin America segment (10.75% in December 2011) and 10.5% for the Brazil segment (11.0% in December 2011).

Considering the recoverable amount determined through the discounted cash flows, the recoverable amount exceeded the carrying amount by R$ 2,714 million for the North America segment (R$ 9,850 million in December 2011), R$ 2,201 million for the Special Steel segment (R$ 4,296 million in December 2011), R$ 995 million for the Latin America segment (R$ 1,977 million in December 2011), and R$ 10,183 million for the Brazil segment (R$ 7.430 million in December 2011).

Due to the potential impact in the discounsted cash flows of discount rates and perpetuity growth rate, the Company performed a sensitivity analysis of changes in those assumptions. A 0.5% increase in the discount rate to discount the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 1,663 million for the North America segment (R$ 8,227 million in December 2011), R$ 1,373 million for the Special Steel segment (R$ 3,673 million in December 2011), R$ 8,546 million for the Brazil segment (R$ 6,033 million in December 2011) and R$ 515 million for Latin America segment (R$ 1,503 million in December 2011). On the other hand, a 0.5% decrease in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts that would exceed the book value by R$ 1,941 million for the North America segment (R$ 8,636 million in December 2011), R$ 1,614 million for the Special Steel segment (R$ 3,866 million in December 2011), R$ 9,045 million

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

for the Brazil segment (R$ 6,468 million in December 2011) and R$ 652 million for Latin America segment (R$ 1,645 million in December 2011).

It is important to mention that events or significant changes in the expectations may result in significant impairment of goodwill. The main risks identified are a potential deterioration in the steel market, relevant downturn in the automotive and civil construction sectors, the stoppage of industrial units of the Company and relevant changes in the economy or financial markets that result in an increase in the risk perception or reduction in the liquidity and refinancing capacity.

28.2 Other long-lived assets Impairment test

In December 2012, the Company identified no impairment losses for other long-lived assets for the year.

Even though the assumptions and circumstances considered in the test indicate an improvement in the economic and steel markets, future uncertainty in the markets remain. As a result, the Company believes that the scenarios used in the impairment test, performed in December 2012 are the best estimate for the results and future cash generation for each segment. The Company will continue to monitor the results in 2013, which may indicate whether the future projections used were reasonable.

No impairment or reversal of impairment were recognized in 2011.

In 2010, due to the interruption of activities in one of the plants and mainly due to the lack expectation of restart the operations on this unit, the tests identified impairment on Specialty Steel plant in the amount of R$ 68,008. In addition, the Company also in the specialty steel segment reversed impairment due to restart the production process in one unit, which had impairment losses recognized in 2009. The recoverable amount on fixed assets was defined based on present value, with a discount rate used on impairment test of 12.5%, in a total of R$ 188,163.The reversal was recognized in fixed assets and in the account “Reversal of impairment losses” in the consolidated statement of income Also in 2010, in the Special Steel segment, the Company reversed impairment losses for other intangible assets, due to the reestablishment of the customer relationships value because of the resumption of automotive industry demand. The impairment tests for intangible assets identified the needs to reverse this impairment in a total of R$ 216,191, which is based on the recovery of their customer portfolio, related to the automotive industry. The other intangible assets recoverable amount is their book value and the discount rate used on the impairment test was 12.50%. The reversal was recognized in other intangible assets and in the account “Reversal of impairment losses” in the consolidated statement of income.

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IFRS, the expenses classified by nature is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2012, 2011 and 2010

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2012	2011	2010
Depreciation and amortization	(1,827,499)	(1,771,881)	(1,893,074)
Salaries, social charges and fringe benefits	(5,607,439)	(4,736,613)	(4,221,780)
Raw material and consumption material	(23,888,927)	(21,945,792)	(18,246,980)
Freight	(1,910,237)	(1,843,952)	(1,560,456)
Reversal of impairment of assets	—	—	336,346
Others expenses	(2,407,714)	(2,292,196)	(2,202,167)
	(35,641,816)	(32,590,434)	(27,788,111)

Classified as:
Cost of sales	(33,234,102)	(30,298,232)	(25,873,476)
Selling expenses	(587,369)	(603,747)	(551,547)
General and administrative expenses	(1,884,306)	(1,797,937)	(1,805,914)
Reversal of impairment of assets	—	—	336,346
Other operating income	244,414	195,015	207,320
Other operating expenses	(180,453)	(85,533)	(100,840)
	(35,641,816)	(32,590,433)	(27,788,111)

NOTE 30 — FINANCIAL INCOME

	2012	2011	2010

Income from short-term investments	155,638	265,766	174,622
Interest income and other financial income	160,973	190,036	120,941
Financial Income	316,611	455,802	295,563

Interest on debt	(811,416)	(828,105)	(919,594)
Monetary variation and other financial expenses	(141,263)	(142,352)	(178,039)
Financial Expenses	(952,679)	(970,457)	(1,097,633)

Exchange Variation, net	(134,128)	51,757	104,364
Gains and losses on financial instruments, net	(18,547)	(65,438)	12,392

Financial result, net	(788,743)	(528,336)	(685,314)

NOTE 31 — SUBSEQUENT EVENTS

On February 19, 2013, the Board of Directors authorized the Company to acquire shares of its own issuance, during a period of up to 365 days from the date of the authorization, respecting a limit of 4,100,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB). This authorization has the exclusive purpose of providing shares for the Long-Term Incentive Plan of the Company and its subsidiaries and the Board of Directors are responsible for defining the number of shares and the timing of each purchase.

**************************************