Form 20-F
period 2013-12-31
GERDAU S.A.
filed 2014-03-24
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2013 was:

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

(iii)                               “Gerdau Açominas” is a reference to Gerdau Açominas S.A. after November 2003 and to Açominas before such date. In July 2005, certain assets and liabilities of Gerdau Açominas were spun-off to four other newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau América do Sul Participações. As a result of such spin-off, as from July 2005, the activities of Gerdau Açominas only comprise the operation of the Açominas steel mill;

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

(viii)                        “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, Latin America, North America and Europe, excluding our joint venture and associate companies;

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

(xii)                           “proven or probable mineral reserves” has the meaning defined by SEC in Industry Guide 7.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted for following the equity method: in Gallatin Steel Co. (“Gallatin”), Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investment in the holding company Multisteel Business Holdings Corp., in which the Company holds a 79.97% stake, which in turn holds 99.13% of the capital stock of Industrias Nacionales, C. por A. (INCA), in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which in turn holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2013.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3.                                                KEY INFORMATION

A.                                                                             SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2013, 2012, 2011, 2010 and 2009 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2013	2012	2011	2010	2009
NET SALES	39,863,037	37,981,668	35,406,780	31,393,209	26,540,050
Cost of sales	(34,728,460)	(33,234,102)	(30,298,232)	(25,873,476)	(22,305,550)

GROSS PROFIT	5,134,577	4,747,566	5,108,548	5,519,733	4,234,500
Selling expenses	(658,862)	(587,369)	(603,747)	(551,547)	(429,612)
General and administrative expenses	(1,953,014)	(1,884,306)	(1,797,937)	(1,805,914)	(1,714,494)
Reversal of impairment (impairment) of assets	—	—	—	336,346)	(1,072,190)
Restructuring costs	—	—	—	—	(150,707)
Other operating income	318,256	244,414	195,015	207,320	190,157
Other operating expenses	(140,535)	(180,453)	(85,533)	(100,840)	(101,810)
Equity in earnings (losses) of unconsolidated companies	54,001	8,353	62,662	39,454	(108,957)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,754,423	2,348,205	2,879,008	3,644,552	846,887
Financial income	292,910	316,611	455,802	295,563	436,236
Financial expenses	(1,053,385)	(952,679)	(970,457)	(1,097,633)	(1,286,368)
Exchange variations, net	(544,156)	(134,128)	51,757	104,364	1,060,883
Gains and losses on financial instruments, net	2,854	(18,547)	(65,438)	12,392	(26,178)

INCOME BEFORE TAXES	1,452,646	1,559,462	2,350,672	2,959,238	1,031,460

Current	(318,422)	(316,271)	(519,843)	(642,306)	(303,272)
Deferred	559,478	253,049	266,747	140,447	276,320
Income and social contribution taxes	241,056	(63,222)	(253,096)	(501,859)	(26,952)

NET INCOME	1,693,702	1,496,240	2,097,576	2,457,379	1,004,508

ATRIBUTABLE TO:
Owners of the parent	1,583,731	1,425,633	2,005,727	2,142,488	1,121,966
Non-controlling interests	109,971	70,607	91,849	314,891	(117,458)
	1,693,702	1,496,240	2,097,576	2,457,379	1,004,508

Basic earnings per share — in R$
Common	0.93	0.84	1.22	1.50	0.79
Preferred	0.93	0.84	1.22	1.50	0.79
Diluted earnings per share — in R$
Common	0.93	0.84	1.22	1.50	0.79
Preferred	0.93	0.84	1.22	1.50	0.79
Cash dividends declared per share — in R$
Common	0.28	0.24	0.35	0.44	0.25
Preferred	0.28	0.24	0.35	0.44	0.25

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	550,305,197	494,888,956	494,888,956
Weighted average Preferred Shares outstanding during the year (1)	1,129,184,775	1,130,398,618	1,092,338,207	930,434,530	925,676,955
Number of Common Shares outstanding at year end (2)	573,627,483	573,627,483	573,627,483	505,600,573	496,586,494
Number of Preferred Shares outstanding at year end (2)	1,146,031,245	1,146,031,245	1,146,031,245	1,011,201,145	934,793,732

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year

	On December 31,
	2013	2012	2011	2010	2009
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	2,099,224	1,437,235	1,476,599	1,061,034	2,091,944
Short-term investments (1)	2,123,168	1,059,605	3,101,649	1,115,461	2,677,714
Current assets	18,177,222	16,410,397	17,319,149	12,945,944	14,164,686
Current liabilities	7,236,630	7,823,182	6,777,001	5,021,900	4,818,521
Net working capital (2)	10,940,592	8,587,215	10,542,148	7,924,044	9,346,165
Property, plant and equipment, net	21,419,074	19,690,181	17,295,071	16,171,560	16,731,101
Net assets (3)	32,020,757	28,797,917	26,519,803	20,147,615	22,004,793
Total assets	58,215,040	53,093,158	49,981,794	42,891,260	44,583,316
Short-term debt (including “Current Portion of Long-Term Debt”)	1,810,783	2,324,374	1,715,305	1,577,968	1,356,781
Long-term debt, less current portion	14,481,497	11,725,868	11,182,290	12,360,056	12,563,155
Debentures - short term	27,584	257,979	41,688	115,069	—
Debentures - long term	386,911	360,334	744,245	616,902	600,979
Equity	32,020,757	28,797,917	26,519,803	20,147,615	22,004,793
Capital	19,249,181	19,249,181	19,249,181	15,651,352	14,184,805

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

Exchange rates from U.S. dollars to Brazilian reais

	Period-
Period	end	Average	High	Low
March-2014 (through March 14)	2.3638	2.3420	2.3649	2.3094
February-2014	2.3334	2.3837	2.4238	2.3334
January-2014	2.4263	2.3822	2.4397	2.3335
December-2013	2.3426	2.3455	2.3817	2.3102
November-2013	2.3249	2.2954	2.3362	2.2426
October - 2013	2.2026	2.1890	2.2123	2.1611
September - 2013	2.2300	2.2705	2.3897	2.2031
2013	2.3426	2.1601	2.4457	1.9528
2012	2.0435	1.9550	2.1121	1.7024
2011	1.8758	1.6746	1.9016	1.5345
2010	1.6662	1.7593	1.8811	1.6554
2009	1.7412	1.9935	2.4218	1.7024

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2013, the Company had 571,929,945 common shares and 1,132,285,402 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2009. The figures are expressed in Brazilian reais and U.S. dollars.  The exchange rate used for conversion to U.S. dollars was based on the date of theresolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock
3rd Quarter 2009 (1)	11/05/2009	0.0750	0.0435
4th Quarter 2009 (1)	12/23/2009	0.1800	0.1013
1st Quarter 2010 (1)	05/06/2010	0.1200	0.0654
2st Quarter 2010	08/05/2010	0.1400	0.0798
3st Quarter 2010 (1)	11/05/2010	0.1200	0.0714
4st Quarter 2010	03/03/2011	0.0600	0.0363
1st Quarter 2011	05/05/2011	0.0600	0.0370
2nd Quarter 2011 (1)	08/04/2011	0.0900	0.0571
3rd Quarter 2011	11/10/2011	0.1200	0.0681
4th Quarter 2011	02/15/2012	0.0800	0.0466
1st Quarter 2012	05/02/2012	0.0600	0.0313
2nd Quarter 2012	08/02/2012	0.0900	0.0440
3rd Quarter 2012	11/01/2012	0.0700	0.0345
4th Quarter 2012	02/21/2013	0.0200	0.0101
1st Quarter 2013	05/07/2013	0.0200	0.0099
2nd Quarter 2013 (1)	08/01/2013	0.0700	0.0305
3rd Quarter 2013 (1)	10/31/2013	0.1200	0.0545
4th Quarter 2013	02/21/2014	0.0700	0.0296

(1) Payment of interest on equity.

Note: the Company did not make interim dividend payments in the 1st and 2nd quarter of 2009.

Brazilian Law 9,249 of December 1995 provides that a company may, at its sole discretion, pay interest on equity in addition to or instead of dividends (See Item 8 — “Financial Information - Interest on Equity”). A Brazilian corporation is entitled to pay its shareholders interest on equity up to the limit based on the application of the TJLP rate (Long-Term Interest Rate) to its shareholders’ equity or 50% of the net income in the fiscal year, whichever is higher. This payment is considered part of the mandatory dividend required by Brazilian Corporation Law for each fiscal year. The payment of interest on equity described herein is subject to a 15% withholding tax. See Item 10. “Additional Information — Taxation”.

Gerdau has a Dividend Reinvestment Plan (DRIP), a program that allows the holders of Gerdau ADRs to reinvest dividends to purchase additional ADRs in the Company, with no issuance of new shares. Gerdau also provides its shareholders with a similar program in Brazil that allows the reinvestment of dividends in additional shares, with no issuance of new shares.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, which gave the Company access to financing at lower borrowing rates. In the beginning of December 2011, Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. With this upgrade from Moody’s, Gerdau currently has the Investment Grade of the three principal rating agencies: Fitch Ratings, Moody’s and Standard & Poor’s.

The efforts to maintain operating cash generation and to reduce the indebtedness level helped the Company to maintain its credit risk, so that in 2013 the three agencies have issued reports reiterating the investment grade rating, with a stable outlook.

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

•                  the Company may be required to adjust the level of funds available for additions to fixed assets; and

•                  Pursuant to the Company’s financial agreements, the penalty for non-compliance with prescribed financial covenants can lead to a declaration of default by the creditors of the relevant loans. Furthermore, R$13.0 billion of the Company’s total indebtedness as of December 31, 2013 was subject to cross-default provisions, with threshold amounts varying from US$10.0 million to US$100.0 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

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

The main metal input for the Company’s mini-mills, which mills accounted for 79.0% of total crude steel output in 2013 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices, or reductions in market supply, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its mills Ouro Branco, Barão de Cocais, Sete Lagoas and Divinópolis in the state of Minas Gerais, as well as Siderperu mill, in Peru. Iron ore is also used to produce sponge iron at the Usiba mill in the state of Bahia.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. This unit represented 49.5% of the total crude steel output (in volume) of the Brazil Business Operation. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the state of Minas Gerais, Brazil. To reduce the exposure to iron ore price volatility, the Company invested in the expansion of the production capacity of these mines, and at the end of 2012, reached 100% of the iron ore requirements of the Ouro Branco mill.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from Canada, the United States, Australia and Colombia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill, and an increase in prices could reduce profit margins. The Company does not have relevant long-term supply contracts for the raw materials it uses.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse affect.

Steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents an important cost component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at the Company’s mills and power rationing or shortages, could adversely affect production at those units.

Natural gas is used in the reheating furnaces of the Company’s rolling mills. In the case of shortages in the supply of natural gas, the Company could in some instances use fuel oil, diesel or LPG.

Client delinquency or the failure by the Company to receive credits held at financial institutions and generated by financial investment transactions could adversely affect the Company’s revenues.

This risk arises from the possibility of the Company not receiving the amounts arising from sales transactions or credits held at financial institutions generated by financial investment transactions. To mitigate this risk, the Company has adopted as practice the conduct of detailed analyses of the asset and financial situation of its clients, the establishment of credit limits and the continuous monitoring of debtor balances.

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

If the Company is not able to remain competitive in these shifting markets, our profitability, margins and income may be negatively affected. Although the demand for steel products has experienced a gradual improvement in recent years, no assurance can be given that these improvements will continue. A decline in this trend could result in a decrease in Gerdau shipments and revenues.

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

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

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

The Brazilian real depreciated against the U.S. dollar by 12,6% in 2011. By the end of 2012 the Brazilian real had depreciated 8.9% against the U.S. dollar and in December of 2013 it recorded depreciation of 14.6%.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 13.3 billion at December 31, 2013, representing 79.5% of its gross indebtedness on a consolidated basis. On December 31, 2013, the Company held R$ 2.1 billion in cash equivalents and short-term investments denominated in currencies different from the Brazilian real, intended to be invested in maintenance capital expenditure, new production capacity or working capital, in the same countries in which such amount is available, considering the Company´s significant foreign operations. Due to its tax planning policy, the Company does not intend to transfer material amounts between countries, using different currencies. Additionally, the Company does not have any material restriction on the transfer of cash and short-term investments held by foreign subsidiaries and the funds are readily convertible into other foreign currencies, including the Brazilian real.

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect the Company’s operating results.

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually could cause write-downs of its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies experienced a significant slow down, in turn affecting many other countries. Since 2010, world steel demand and prices have been improving and the Company believes that this trend should continue throughout 2014. A material decrease in demand for steel or exports by countries not able to consume their production, could have a significant adverse effect on the Company’s operations and prospects.

Less expensive imports from other countries into Brazil may adversely affect the Company’s operating results.

Steel imports in Brazil caused downward pressure on steel prices in 2010, adversely affecting shipments and profit margins, especially in the fourth quarter. Competition from foreign steel producers is a threat and may grow due to an increase in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction of domestic steel demand in other markets, with these factors leading to higher levels of steel imports into Brazil at lower prices. Any change in the factors mentioned above, as well as in duties or protectionist measures could result in a higher level of imports into Brazil, resulting in pressures on the domestic prices that could adversely impact our business. In the last three years, as a result of higher international prices and the depreciation of the Brazilian real against the US dollar, the domestic price premium compared to the international price was reduced, minimizing thereby the importation of long steel products and permitting a recovery in the domestic market prices which had been pressured by increased raw material costs.  The Company believes that this trend should continue throughout 2014.

New Entrants into the Brazilian market can affect the Company’s competitiveness.

Since 2009, the intention of installing new steel production capacity in Brazil has been announced by a number of players in the industry. If effected, these installations could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices. The Company believes that this trend should continue throughout 2014.

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

The Company has no proven or probable reserves, and the Company’s decision to commence industrial production, in order to supply its steelmaking works as well as sell any surplus volume, is not based on a study demonstrating economical recovery of any mineral reserves and is therefore inherently risky. Any funds spent by the Company on exploration or development could be lost.

The Company has not established any proven or probable mineral reserves at any of our properties. All exploration activities are supported based on mineral resources classified as mineralized materials, as they are not compliant with the definitions established by the SEC of proven or probable reserves. The Company is conducting a comprehensive exploration study to establish, in accordance with SEC definitions, the amount of mineralized material  that could be transformed to proven or probable reserves. Thus, part of the volume of  mineralized materials informed  discussed herein may never reach the development or production stage.

In order to demonstrate the existence of proven or probable reserves, it would be necessary for the Company to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. The absence of proven or probable reserves makes it more likely that the Company’s properties may cease to be profitable and that the money spent on exploration and development may never be recovered.

Estimates of mineralized material are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

When making determinations about whether to advance any projects to development, the Company rely upon estimated calculations as to the mineralized material on its properties. Since the Company has not conducted a feasibility study demonstrating proven or probable reserves, estimates of mineralized material presented  are less certain than would be the case if the estimates were made in accordance with the SEC-recognized definition of proven and probable reserves. Furthermore, until ore is actually mined and processed, any mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure that these mineralized material estimates will be accurate or that this mineralized material can be mined or processed profitably and any decision to move forward with development is inherently risky. Further, there can be no assurance that any minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or production scale. Any material changes in estimates of mineralized material will affect the economic viability of placing a property into production and such property’s return on capital.

An increase in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into the markets in which the Company operates.

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

The Company’s projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

The Company is investing to further increase mining production capacity. See “Item 4D. Property, Plant and Equipment”. These projects are subject to a number of risks that may adversely affect the Company’s growth prospects and profitability, including the following:

•                  the Company may encounter delays, availability problems or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;

•                  the Company’s efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including availability of overburden and waste disposal areas as well as reliable power and water supplies;

•                  the Company may fail to obtain, lose, or experience delays or higher than expected costs in obtaining or renewing the required permits, authorizations, licenses, concessions and/or regulatory approvals to build or continue a project; and

•                  changes in market conditions, laws or regulations may make a project less profitable than expected or economically or otherwise unfeasible.

Any one or a combination of the factors described above may materially and adversely affect the Company.

Drilling and production risks could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial time and expenditures are required to:

•                  establish mineral reserves through drilling;

•             determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•             obtain environmental and other licenses;

•             construct mining, processing facilities and infrastructure required for greenfield properties; and

•             obtain the ore or extract the minerals from the ore.

If a mining project proves not to be economically feasible by the time we are able to profit from it, the Company may incur substantial losses and be obliged to take write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

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

The Company expects operations overseas to be affected by future federal, state and municipal laws related to climate change, seeking to deal with the question of greenhouse gas (GHG) and other atmospheric emissions.  Thus, one of the possible effects of this increase in legal requirements could be an increase in energy costs.

Layoffs in the Company’s labor force could generate costs or negatively affect the Company’s operations.

A substantial number of our employees are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes or work stoppages have occurred in the past and could reoccur in connection with negotiations of new labor agreements or during other periods for other reasons, including the risk of layoffs during a down cycle that could generate severance costs. Moreover, the Company could be adversely affected by labor disruptions involving unrelated parties that may provide goods or services. Strikes and other labor disruptions at any of the Company’s operations could adversely affect the operation of facilities and the timing of completion and the cost of capital of our projects.

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

Over the course of 2013, steel imports into North America grew significantly, led by Turkey and Mexico, which resulted in a more competitive environment, which subsequently pressured operating margins. Gerdau and other steel manufacturers in North America filed, at the U.S. Department of Commerce and the U.S. International Trade Commission, a request for an investigation into dumping practices involving rebar imports from these countries. In February 18th, 2014, the US Commerce Department’s International Trade Administration (ITA) has assessed countervailing margins of zero against imports of concrete Rebar from Turkey. The agency’s preliminary ruling on the dumping allegation against Turkey and Mexico had been scheduled for April 18th, 2014, at the request of the Rebar Trade Action Coalition.

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

History

The current Company is the product of a number of corporate acquisitions, mergers and other transactions dating back to 1901. The Company began operating in 1901 as the Pontas de Paris nail factory controlled by the Gerdau family based in Porto Alegre, who is still the Company’s indirect controlling shareholder. In 1969, Pontas de Paris was renamed Metalúrgica Gerdau S.A., which today is the holding company controlled by the Gerdau family and the parent company of Gerdau S.A.

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

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay, followed in 1989 by the purchase of the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, including its 50% joint venture in Gallatin Steel, a manufacturer of flat steel, and also operates 20 steel units and 62 fabrication shops and downstream operations.

In December 2003, Gerdau Açominas S.A., signed a purchase agreement with the Votorantim Group.  Under this contract, Gerdau Açominas S.A. has agreed to purchase the real estate and mining rights of Companhia Paraibuna de Metais, a company controlled by Votorantim Group, whose mines were located at Miguel Burnier, Várzea do Lopes and Gongo Soco in the state of Minas Gerais. The assets involved in this transaction include 15 extraction concessions, located in a total area of 7,000 hectares. The original mining and steelworks facilities included in the aforementioned acquisition were decommissioned at that time.The price agreed upon for the purchase of the real estate and mineral rights described above was US$ 30 million (R$ 88.1 million on the date of the acquisition), with US$ 7.5 million paid at the signing of the agreement, 25% upon completion of the due diligence process and the remaining 50% in June of 2004. Gerdau’s initial focus was to ensure its iron ore self-sufficiency within the state of Minas Gerais. Since the iron ore self-sufficiency on our integrated mill (Ouro Branco) was achieved in 2012, currently, the Company is conducting exploration and development studies on its mining operations in order to establish itself as a player in the global iron ore market.

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

In June, 2008, the parent company Metalúrgica Gerdau S.A. acquired a 29% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, Metalúrgica Gerdau S.A. issued debentures to be exchanged for Gerdau S.A.’s common shares. In December, 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación Sidenor S.A. was transferred to direct control of Gerdau S.A., for US$ 218 million (R$ 384 million), which then owned a total 59% stake in Aços Villares S.A. In December 30, 2010, Gerdau S.A. and Aços Villares S.A. shareholders approved the merger into Gerdau S.A. of Aços Villares S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the Brazilian stock exchange. Following the issuance of new shares under the merger, on February 28, 2011, the capital stock of Gerdau S.A. was represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

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

In January 2013, the Company acquired certain assets and liabilities from Cycle Systems Inc. for US$13.6 million (R$27.1 million on the acquisition date). The company is located in the city of Roanoke, Virginia in the United States and operates nine scrap processing centers in the state, including a scrap shredder machine and various scrap yards.

B.                                    BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to the World Steel Association, in 2012 (last information available), 29.3% of the total crude steel production in the world was through mini-mill process and the remaining 70.7% was through the integrated process.

Crude Steel Production by Process in 2012*

	Crude Steel Production (in million	Production by Process (%)
Country	tonnes)	Mini-mill	Integrated
World	1,542	29.3%	70.7%
China	717	10.1%	89.9%
Japan	107	23.2%	76.8%
U.S.A.	89	59.1%	40.9%
India	78	67.5%	32.5%
Russia	70	27.0%	73.0%
S. Korea	69	37.6%	62.4%
Germany	43	32.3%	67.7%
Ukraine	35	23.7%	76.3%
Brazil	33	4.5%	95.5%

Source: worldsteel/monthly statistics

*Last information available

Over the past 15 years, according to worldsteel, total annual crude steel production has grown from 788 million tonnes in 1999 to 1,582 million tonnes in 2013, for an average annual increase of 5.0%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 2.6% from 1,542.0 million tonnes in 2012 to 1,548.5 million tonnes in 2013, with a 4.7% growth in Asia, 17.1% growth in the Middle East and 1.2% growth in Africa.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China’s crude steel production in 2013 reached 779.0 million tonnes, an increase of 8.7% over 2012. This was a record annual crude steel production figure for a single country. In 2013, China’s share of world steel production was 49.2% of world total crude steel.

Crude Steel Production by Country in 2013 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 1,059.2 million tonnes of crude steel in 2013, an increase of 4.7% compared to 2012, its share of world steel production amounted to 66.9% in 2013. Japan produced 110.6 million tonnes in 2013, an increase of 3.1% from 2012. India’s crude steel production was 81.2 million tonnes in 2013, a 4.7% increase compared with 2012. South Korea showed a decrease of 4.5%, producing 66.0 million tonnes in 2013.

The EU-27 registered a reduction of 1.7% compared to 2012, with a production of 165.6 million tonnes of crude steel in 2013. The United Kingdom had a significant increase of 23.5% compared to 2012, producing 11.9 million tonnes in 2013, while Germany remained stable when compared to 2012, producing 42.6 million tonnes in 2013.

In 2013, crude steel production in North America was 119.3 million tonnes, a slight decrease of 0.9% compared with 2012. The United States produced 87.0 million tonnes of crude steel, 2.0% lower than 2012.

The CIS showed a crude steel production decrease of 2.7% in 2013. Russia produced 69.4 million tonnes of crude steel, a decrease of 1.4%, while Ukraine recorded an stability with year-end figures of 32.8 million tonnes.

The Brazilian Steel Industry

In 2013, Brazil maintained its position as the world’s 9th largest producer of crude steel, with a production of 34.2 million tonnes, a 2.2% share of the world market and 74.3% of the total steel production in Latin America during that year.

Total sales of Brazilian steel products were 30.1 million tonnes in 2013, 30.9 million tonnes in 2012 and 31.7 million tonnes in 2011, exceeding domestic demand of 26.5 million tonnes in 2013, 25.4 million in 2012 and 25.2 million in 2011. In 2013, total steel sales in the domestic market increased 5.4% from 2012, going from 21.6 million tonnes to 22.8 million tonnes.

The breakdown of total sales of Brazilian steel products in 2013 was 60.5% or 18.2 million tonnes of flat steel products, formed by domestic sales of 12.4 million tonnes and exports of 5.8 million tonnes. The other 39.5% or 11.9 million tonnes represented sales of long steel products, which consisted of domestic sales of 10.4 million tonnes and exports of 1.5 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2013, Brazilian GDP increased by 2.3%, increased by 1.0% in 2012 and grew by 2.7% in 2011.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2013, Brazilian steel exports totaled 7.3 million tonnes, representing 24.3% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 4.8 million tonnes in 2013, 6.3 million tonnes in 2012 and 6.8 million tonnes in 2011, representing 65.8%, 67.4% and 67.3% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2011, imports fell to 3.8 million tonnes, maintained the same level in 2012 and dropped to 3.7 million tonnes in 2013. In 2013, imports represented 14.0% of apparent domestic consumption.

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

In Brazil, most of the scrap metal consumed by steel mills comes from Brazil’s Southeast and South regions. Mill suppliers deliver scrap metal obtained from obsolete products and industrial scrap directly to the steel mills.

Brazil is a major producer of pig iron. Most of the pig iron used in the steel industry comes from the state of Minas Gerais and the Carajás region, where it is produced by various small and midsized producers. The price of pig iron follows domestic and international markets, with charcoal and iron ore the main components of its cost formation.

North American Steel Industry

The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence upon cyclical end markets and the high volatility of raw material and energy prices. The North American steel industry is currently facing a variety of challenges, including volatile pricing, high fixed costs and low priced imports. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.

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

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the automotive sector. The Company believes that this trend should continue throughout 2014.

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

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates four integrated steel mills, including its largest mill, Ouro Branco, an integrated steel mill located in the state of Minas Gerais. The Company currently has a total of 61 steel producing facilities globally, including joint venture and associate companies. The joint venture Gallatin Steel Company, is located in the United States and produces flat rolled steel. The associate companies are Corsa Controladora in Mexico, Corporación Centroamericana del Acero in Guatemala and Multisteel BusinessHolding in the Dominican Republic.

As of December 31, 2013, total consolidated installed capacity, excluding the Company’s investments in joint venture and associate companies, was 25.7 million tonnes of crude steel and 23.4 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 58.2 billion, consolidated net sales of R$ 39.9 billion, total consolidated net income (including non-controlling interests) of R$ 1.7 billion and shareholders’ equity (including non-controlling interests) of R$ 32.0 billion.

Gerdau offers a wide array of steel products, which can be manufactured according to the customer’s specifications. The product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry such as rods, structural bars and hot rolled coils, finished products for consumer goods industry such as commercial rolled steel bars and machine wire and products for farming and agriculture such as poles, smooth wire and barbed wire. Gerdau also produces special steel products, , normally with a certain degree of customization, utilizing advanced technology, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant and increasing portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America, Europe and Asia. The Company began its expansion into North America in 1989, when consolidation in the global steel market effectively began. The Company currently operates 18 steel production units in the United States and Canada, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rods, commercial rolled steel bars, extruded products and beams.

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

The Company’s corporate governance establishes a business segmentation, as follows:

•                  Brazil (Brazil Business Operation) — includes the steel operations in Brazil (except special steel), the iron ore operation in Brazil and the metallurgical and coking coal operation in Colombia;

•                  North America (North America Business Operation) — includes all North American operations, except Mexico and special steel;

•                  Latin America (Latin America Business Operation) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operations in Colombia;

•                  Special Steel (Special Steel Business Operation) — includes the special steel operations in Brazil, Spain, United States and India.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations (1)	Year ended December 31,
(1,000 tonnes)	2013	2012	2011
TOTAL	18,519	18,594	19,164
Brazil(2)	7,281	7,299	7,649
North America	6,145	6,472	6,564
Latin America	2,807	2,707	2,641
Special Steel	2,857	2,657	2,964
Eliminations and Adjustments	(571)	(541)	(654)

(1) The information does not include data from joint ventures and associate companies.

(2) Does not consider coking coal, coke and iron ore shipments shipments.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (1)	Year ended December 31,
(R$ million)	2013	2012	2011
TOTAL	39,863	37,982	35,407
Brazil(2)	15,111	14,100	13,933
North America	12,562	12,450	10,811
Latin America	5,366	4,964	4,015
Special Steel	8,023	7,389	7,516
Eliminations and Adjustments	(1,199)	(921)	(868)

(1) The information does not include data from joint ventures and associate companies.

(2) Includes coking coal, coke and iron ore net sales.

Brazil Business Operation

Steel information

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

In the Brazil Business Operation, sales volume in 2013 remained at the same level when compared to 2012. Domestic sales volume grew by 10.6%, in the same period, influenced by the improvement in the industry sectors served by Gerdau, after a long period of low demand, and by the maintenance of good demand in the commercial construction segment and infrastructure. In the Brazil Business Operation, the civil construction industry has played an important role in maintaining demand. Brazilian GDP is expected to grow by 2.4% in 2014, which indicates good demand in the construction industry in the Brazilian market.

In 2013, more than 20% of the production sold in Brazil was distributed through the Company’s distribution channel, with 88 stores throughout Brazil, 43 downstream facilities and five flat steel service centers, serving an significant number of customers. Another important distribution channel is the independent’s network, formed by more than 14,000 points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Company employees and authorized sales representatives working on commission. This Business Operation has annual crude steel installed capacity of 9.1 million tonnes and 6.3 million tonnes of finished steel products.

Iron ore information

Gerdau’s mineral assets were incorporated to its business through the acquisition of lands and mining rights of Grupo Votorantim, in 2004, encompassing the Miguel Burnier, Várzea do Lopes, and Gongo Soco compounds, located in the iron producing region in the state of Minas Gerais, Brazil. From 2004 to 2010, several geological surveys (drilling and superficial geological mapping) were conducted in order to obtain further information on the acquired resources.

Gerdau is considered to be in the exploration stage. The Company is devoting substantially all of its present efforts to exploring and indentifying iron mineralized material suitable for development. The properties have no reserves. Based on prior exploration, the Company believes there to be significant mineralization and intends to undertake an exploration program to prove the reserves.

The drilling campaign that the Company has already executed and intends to execute as follows:

•                  2004 to 2011: 46.8 thousand meters of drill holes

•                  2012 to 2013: 22.1 thousand meters of drill holes

•                  2014 to 2016: 79.1 thousand meters of drill holes are planned in order to add information for geological modeling

Current exploration activities as well as the future mining operations planned are conducted and expect to continue to be conducted under the open pit mining modality. The purpose of the planned drilling and mineral survey program, which is now in progress, is to transform mineral resources into reserves, based on global standards and definitions, to an appropriate extent in order to support the business plan established for the future. Additionally, due to current information on the mentioned areas, and their locations within the iron producing region in the state of Minas Gerais, Brazil, whose specific geology and similar examples of large-scale operations are extremely well-known and correlatable, this particular goal is estimated to be feasible.

Metallurgical and coking coal information

The coal mines are located in Tausa, Cucunubá, Samacá, Ráquira and Cúcuta, Colombia. The use of these mineral resources as an input for our integrated mill (Ouro Branco) should contribute to the long term competitiveness of this unit. The Company does not currently consider any of these properties to be a “material” property for purposes of Industry Guide 7 and none of these properties have any known reserves.

North America Business Operation

The North America Business Operation has annual production capacity of 9.9 million tonnes of crude steel and 9.4 million tonnes of finished steel products. It has a vertically integrated network of 18 steel units and one joint venture for the operation of a mini-mill, 23 scrap recycling facilities, 62 downstream operations (including three joint ventures) and fabshops. North America Business Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

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

At the North America Business Operation, shipments decreased  5.1%, going from 6.5 million tonnes in 2012 to 6.1 million tonnes in 2013. This decreas was related to the low market growth in 2013 and also to the increasing share of imported products, due to the appreciation of the U.S. dollar. According to worldsteel, the NAFTA region is expected to register growth of 3.2% in apparent steel consumption in 2014, which indicates good demand in this market.

The North America Business Operation accounted for 33.2% of overall Gerdau sales volumes. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin America Business Operation

The Latin America Business Operation comprises 16 steel facilities (including joint ventures and associate companies), 47 retail facilities, 29 fab shops (including joint ventures and associate companies) and 13 scrap processing facilities (including associate companies) located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 3.2 million tonnes of finished steel products. The Latin American operation accounted for 15.2% of overall Gerdau sales volumes, representing 2.8 million tonnes of finished products in 2013, a 3.7% increase compared with 2012. The main representative countries in the Latin America Business Operation are Chile, Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

Chile - AZA was acquired in 1992, and has installed capacity of 520,000 tonnes of crude steel and 530,000 tonnes of rolled steel. This unit produces rebars, merchant bars, wire rods and nails,  which are commercialized, primarily, in the domestic market. Gerdau in Chile sells its products to more than 150 clients, including distributors and end-users.

Colombia - Diaco was acquired in September 2005, and the Company believes to have a market share of 33% of the Colombian common long steel market. The Company believes it to be the largest producer of steel and rebar in Colombia, selling its products through distributors and clients (end-users) in civil construction, industry and others. Colombian units have annual installed capacity of 720,000 tonnes of crude steel and 707,000 tonnes of rolled products.

Peru - Siderperú was acquired in June of 2006 and is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 500 clients in the construction, manufacturing and mining sectors and has more than 140 distributors. Siderperú has annual installed capacity of 650,000 tonnes of crude steel and 1,020 tonnes of rolled products.

Mexico - Gerdau Corsa has been present in Mexico since 2007. It currently operates two mills producing crude and rolled steel located in the state of Mexico with aggregate annual installed production capacity of 500,000 tonnes of crude steel and 400,000 tonnes of rolled steel products, with another unit to produce structural profiles being built in the state of Hidalgo. It also has three scrap processing and collection units and seven distribution centers. Gerdau Corsa produces rebars and structural profiles, which are mainly sold in the domestic market.

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

The Special Steel Business Operation recorded growth of 7.5% in shipments in 2013 compared to the prior year, due to the recovery in Brazil’s heavy vehicle industry, after the implementation of the new “Euro 5” regulation, and the sales in the first year of operation of the plant in India.

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

In Europe, Gerdau special operations are located in Spain (Basauri, Reinosa, Azkoitia and Vitoria), which sells special steel to the entire continent. This operation has more than 450 clients located mainly in Spain, France, Germany and Italy, and has an annual installed capacity of 1.0 million tonnes of crude steel and 1.1 million tonnes of rolled products.  The operation also has five downstream operations located in Spain.

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

In India, the Company initiated the operation of a plant for the production of special steel with capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled products. Important projects remain to be executed, such as installing a second automatic inspection line (2014), a new coke oven (2015) and a power generation plant (2015).

There are commercial and operational synergies among the units in this business operation through centralized marketing and production strategies.

Exports

In 2013, the world steel industry continued to suffer impacts from the economic crisis in the euro zone and from market uncertainty regarding a slowdown in the Chinese economy. The expectation of a slowdown in China, combined with oversupply in international markets, contributed to instability and caution among steel and raw material importers around the world, which made it impossible to sustain prices throughout 2013.

International prices fluctuated over the course of 2013, with prices for key steel products, both long and flat, ending the year below their levels at year-end 2012. Prices for the main long steel products (Rebar, Wire Rods, Profiles and Structural Profiles) declined by 2% to 5% in international markets, considering exports from traditionally exporting countries (Turkey, Russia, Ukraine and China) in December 2013 in relation to December 2012. Prices for key flat steel products exported by China (Hot-Rolled Coils and Heavy Plates) fell 8% to 12% in international markets in December 2013 compared to December 2012.

Other highlights in 2013 include the international political conflicts in traditional import markets. In Egypt, for example, conflicts led to a reduction in Rebar imports from Turkey. Meanwhile, Turkey has been suffering from the depreciation in its currency in relation to the U.S. dollar and a loss in the country’s competitiveness, given its dependence on scrap imports. The threat of redirecting exports in light of the aforementioned factors led to protectionist measures in various markets, such as compensatory and antidumping measures.

In 2013, Brazil remained Gerdau’s main exporting country, accounting for 80% of its total export volume. Meanwhile, the United States accounted for 16% of total export volume, despite the decline in the country’s export volume compared to 2012.

The main export destination in 2013 was South America, accounting for 42%, which was leveraged substantially by intercompany exports. North America led in slab exports, accounting for 23% of total slab export volume in 2013.  Meanwhile, Asia, Central America, Europe and Africa accounted for 13%, 12%, 6% and 4%, respectively.Table of Contents

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports by Destination	2013	2012	2011
Total including shipments to subsidiaries (1,000 tonnes)	1.715	2.413	3.071
Africa	4%	1%	7%
Central America	12%	12%	12%
North America	23%	28%	19%
South America	42%	29%	23%
Asia	13%	21%	31%
Europe	6%	5%	7%
Middle East	—	1%	1%

In 2013, Gerdau continued to register its highest export volumes in Billets and Slabs, despite exporting almost its entire product line.

The Company has been striving to build a diversified client base around the world, which will be fundamental for meeting the challenges ahead in 2014.

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

Special Steel Products

Special or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Pindamonhangaba, Mogi das Cruzes, Sorocaba and Charqueadas units in Brazil, at Basauri, Azkoitia and Vitória units in Spain, at the Fort Smith, Jakson  and Monroe units in the United States and in India.

In the United States, Gerdau produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, which are mainly manufacturers.

Flat Products

The Company’s Ouro Branco mill produces slabs, which are rolled into flat products such as hot- and cold-rolled steel coils, heavy plates and profiles.  Gerdau also produces hot-rolled coils, which are sold in the domestic and export markets. The Company distributes through its distribution channel these hot-rolled coils and also resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its five flat steel service centers.

Through its joint venture Gallatin located in Kentucky, Gerdau also supplies flat steel to its clients in the United States. Gallatin is a joint venture with ArcelorMittal and has annual nominal installed production capacity of 1.4 million tonnes of flat steel.  Both partners in the joint venture have a 50.0% interest.

The following table presents the main products and the contributions to net revenue and net income by Business Operation for the periods shown:

	Brazil			North America			Latin America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.
Year	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net Sales (R$ million)	15,111.0	14,099.8	13,932.7	12,562.2	12,449.7	10,810.8	5,366.4	4,964.4	4,015.0	8,023.1	7,388.7	7,516.5	(1,199.7)	(920.9)	(868.4)
% of Consolidated Net Sales	37.9%	37.1%	39.4%	31.5%	32.8%	30.5%	13.5%	13.1%	11.3%	20.1%	19.5%	21.2%	—	—	—
Net Income (R$ million)	1,705.2	1,122.7	1,326.7	18.6	323.8	470.5	104.0	(42.1)	152.2	156.7	362.3	496.3	(290.8)	(270.4)	(348.0)
% of Consolidated Net Income	100.7%	75.0%	63.2%	1.1%	21.6%	22.4%	6.1%	-2.8%	7.3%	9.3%	24.2%	23.7%	—	—	—

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 50 mini-mills worldwide (excluding joint ventures and associate companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

The Company’s steelmaking process in integrated facilities consists of four basic processes: raw material preparation, pig-iron production, steel production and production of semi-finished products (billets, blooms and slabs). In the primary stage of iron making, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both a fuel and a reducing agent in this process. The Company’s blast furnaces have installed capacity of 6.2 million tonnes of liquid pig iron per year.

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

Some mills further refine the LD converters’ output with ladle furnaces. Liquid steel is then poured into ingot molds and allowed to solidify into ingots. The molds are stripped away and the ingots are transported by rail to the soaking pits, where they are heated to a uniform rolling temperature. The heated ingots are rolled in the primary rolling mill to produce slabs and blooms, some of which are rolled in the secondary rolling mills to produce blooms and billets. At this point in the process, the Company either sells a portion of the product to other manufacturers where the rolling process must take place in order to produce steel ready for final use, or the Company performs the rolling process itself, transforming blooms and slabs into heavy structural shapes or wire rods.

Logistics

The Company sells its products through independent distributors, direct sales from the mills and its retail network (formerly Comercial Gerdau, which was merged into Gerdau Aços Longos S.A. in March, 2013).

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

Overseas, the Company is currently in progress with a project and construction of a new export terminal for coal in Colombia.

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

The Company operates in the flat steel market through its Ouro Branco mill that produces slabs, which are used to roll flat products such as hot and cold rolled steel coils and heavy plates. Gerdau also produces hot-rolled coils, which are sold in the domestic and export markets. The Company distributes these hot-rolled coils and also resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its five flat steel service centers. Through its joint venture Gallatin located in Kentucky, Gerdau also supplies flat steel to its clients in the United States. Gallatin is a joint venture with ArcelorMittal and has annual nominal installed production capacity of 1.4 million tonnes of flat steel.  Both partners in the joint venture have a 50.0% interest.

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil, United States, Spain and India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2013, the Company was the largest Brazilian crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, ArcelorMittal Brasil was the second largest crude steel producer in Brazil during 2013.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2013*	2012	2011
Gerdau	23.6	23.7	25.0
ArcelorMittal Brasil	23.3	22.6	25.4
Usiminas	20.1	20.7	19.0
CSN	13.1	14.0	13.8
CSA	10.9	10.2	8.9
Others	9.0	8.8	7.9
Total	100.0	100.0	100.0

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

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes to be the second largest mini-mill steel producer in North America, with annual nominal capacity of 9.9 million tonnes of crude steel and 9.4 million tonnes of rolled products.

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

The Company’s principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc., and ArcelorMittal Inc. Gallatin Steel competes with numerous other integrated and mini-mill flat steel producers.

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

In Latin America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. Around 80% of shipments from Gerdau’s Latin American Operation originate from Chile, Peru, Colombia and Mexico. In this market, the main barriers faced by Gerdau sales are freight and transportation costs and the availability of imports. The main products sold in the Latin American market are the constructions, mechanic, agriculture and mining markets. The products sold  in the Latin American market are for the construction, machinery, agricultural and mining  industries.

The Special steel operations in Spain  has approximately 8% stake of the special steel market in Europe; in United States, the Company believes to have more than 20% of the special steel market; in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 75%; and, in India the production and commercialization of rolled products began in 2013, and continue to ramp up, providing gradual access in the Indian market.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Over the last few years, developing economies showed signs of gradual recovery while developed economies are still a challenging demand environment. The Company believes that in  2014 the world steel market should show a slight demand increase. A material decrease in demand for steel or exports by countries who are not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

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

Information on the Extent of the Company’s Dependence

The Company is not dependent on industrial, commercial or financial agreements (including agreements with clients and suppliers) or on new production processes that are material to its business or profitability. The Company also has a policy of diversifying its suppliers, which enables it to replace suppliers without affecting its operations in the event of failure to comply with the agreements, except in the case of its energy and natural gas supply.

In addition to the government regulations that apply to its industry in general, the Company is not subject to any specific regulation that materially or adversely affect its business.

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

Gerdau’s operations are spread across various geographic regions, which mitigates the risk of any electricity or natural gas supply problems in Brazil.

The distribution of electric power and natural gas is a regulated monopoly in most countries, which leads the distributor to be the only supplier in each geographic region. In some countries, regulations allow for a choice of electrical power or natural gas commodity supplier, allowing Gerdau to diversify its supply agreement portfolio.

Furthermore, Gerdau expects to achieve by 2014 a reduction of 2.5% in the total electricity consumption of its steel production operations in Brazil. To achieve this result, since 2012, the Company has been developing an energy efficiency pilot project at all of its industrial units in the country in order to increase its energy savings on auxiliary equipment in the steel production process, which accounts for approximately 40% of the energy consumed by operations.

Although it reflects the stronger economy, the Brazil’s growing energy consumption signals the importance of initiatives that help conserve resources and reduce environmental impacts. The project developed by Gerdau helps improve this scenario and the sustainability of the country’s energy sector, since it seeks to increase the Company’s energy efficiency by optimizing its industrial processes.

In addition to Brazil, the pilot project is already being applied at Gerdau units in the United States. In 2014, the program will be expanded to other countries, starting with Mexico.

Production Inputs

Prices volatility

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

Although international ferrous scrap prices are determined by the U.S. domestic market (since the United States is the largest scrap exporter), the price of ferrous scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau believes to be the largest consumer of ferrous scrap in Brazil.

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

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals developed by Gerdau’s unit in Colombia and other materials imported from the United States, Canada, Russia and Ukraine, as well as petroleum coke purchased from Petrobrás; (ii) ferroalloys, of which 90.0% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by medium and small sized mining companies, most of them strategically located close to the plant.

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

Latin America Business Operation - The main input used by the Company’s mills in Latin America is ferrous scrap. This operation is exposed to market fluctuations, varying its prices according to each local market.

Ferrous Scrap

There are two broad categories of ferrous scrap: (i) obsolete scrap, which is steel from various sources, ranging from cans to car bodies and white goods; and (ii) industrial scrap, which is composed of scrap from manufacturing processes, essentially steel bushings and flashings, steel turnings and even scrap generated by production processes at steel producers, such as Gerdau. The consumption of scrap in electric arc furnaces uses a combination of obsolete scrap and industrial scrap, the proportions of which varies in accordance with the availability of each one and the type of steel to the produced.

In 2013, Gerdau consumed more than 15 million tonnes of scrap, which accounted for significant gains from increasingly competitive operating costs.

Because ferrous scrap is one of its main raw materials in steel production, Gerdau is dedicated to improving its supply chain in various countries, aiming to develop and integrate micro and small suppliers into the Company’s business. In Brazil, about 80% of the scrap consumed by the Company comes from its own collection process and from small and midsized scrap collectors who sell all their material to Gerdau, which provides a direct supply at more competitive costs for the Company. In North America, although smaller, the percentage is still significant, ensuring the competitiveness of the business in the region.

Brazil and Special Steel Business Operations - The price of steel scrap in Brazil varies by region and reflects local supply, demand and transportation costs. The Southeast is the country’s most industrialized region and generates the highest volume of scrap. Due to the high concentration of players in this region, competition is more intense.

In Brazil, to ensure proper processing of the scrap purchased directly and from small and midsized collectors, Gerdau has, among other equipment, six scrap shredders, including a mega-shredder at the Cosigua mill in Rio de Janeiro that is capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

North America Business Operation - Ferrous scrap is the primary raw material. Although U.S. scrap production exceeds domestic consumption, with the country leading world exports of the product, availability varies in accordance with the level of economic activity, the season of the year and export levels, leading to price fluctuations. Twelve mills in the North America Business Operation have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Given that not all of the scrap it consumes is sourced from its own scrap yards, it purchases residual requirements in the market either directly or through dealers that source and prepare scrap.

Latin America Business Unit - The price of scrap in Latin America varies widely from country to country in accordance with supply, demand and transportation cost.

Pig Iron and Sponge Iron

Brazil Business Operation - Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by a number of small producers. Pig iron is a drop-in substitute for scrap and in Brazil it is an important component of the metal mix used to make steel in the mills. The price of pig iron follows domestic and international demand and the cost of charcoal, the most volatile cost item in pig iron production.

In Brazil, Gerdau does not have pig iron supply contracts, negotiating volumes and delivery conditions directly with suppliers. The price of pig iron may fluctuate in line with the variation in international prices, given that a large portion of production in Brazil is exported.

North America Business Operation - Scrap availability imprints a unique characteristic on the use of pig iron and sponge iron, which are used in limited amounts only to produce steels with particular characteristics. Gerdau does not utilize significant volumes of scrap substitutes in mini-mills, except for pig iron, which, due to its chemical properties, is used to produce steels with particular characteristics.

Iron Ore

Iron ore is the main input used to produce pig iron at Gerdau’s blast furnace mills located in the state of Minas Gerais, southeastern Brazil. The pig iron is used in the melt shops together with scrap, to produce steel.

Iron ore is purchased in its natural form as lump ore, pellet feed or sinter feed, or agglomerated as pellets. The lump ore and pellets are loaded directly into the blast furnace, while the sinter feed and pellet feed need to be agglomerated in the sinter plant and then loaded into the blast furnace, to produce pig iron. The production of 1.0 tonne of pig iron requires about 1.7 tonnes of iron ore.

Iron ore consumption in Gerdau mills in Brazil amounted to 7.5 million tonnes in 2013, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

Gerdau has a coke production unit in Colombia with annual production capacity of 550,000 tonnes and coking coal resources estimated at 20 million tonnes. In 2013, it consolidated the supply of Colombian coking coal and began to develop coal for injection processes, both of which are used at the Ouro Branco mill. Also in 2013, it started to develop new solid fuels customized at this unit, specific cokes for testing at plants equipped with smaller blast furnaces that traditionally use charcoal as fuel, and coals and cokes for other applications in the market.

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

•                  Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Araçariguama, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, Araucária, São José dos Campos, Pindamonhangaba and Mogi das Cruzes. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties.

In 2012, the Brazilian government defined a new energy policy to regulate the renewal of expiring concession contracts for power transmission and generation, along with a reduction in electricity tariffs in the industry. Only tariffs in the captive market benefited from the renewed generation quotas, while all consumers benefited from reductions in industry charges and transmission tariffs.

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

The supply of natural gas to all Brazilian units is regulated and performed under long-term contracts. Barão de Cocais and Divinópolis units do not have access to natural gas supplies. In 2013, the Ouro Branco unit began to consume natural gas, to partly substitute PCI vaporized coal injection in its blast furnaces.

In Spain, the new energy contract comes into force in January 2014. The price paid for electric power is based on the spot market, with Gerdau having the option to lock in prices. Spain is currently discussing its regulatory framework, given the financial deficits generated by its power industry. The natural gas contract also comes into force in January 2014.

In the United States, there are essentially two types of electricity markets: regulated and deregulated. In the regulated market, contracts are approved by Public Utility commissions and are subject to an approved rate of return.  These regulated tariffs are specific to local distributors and generally reflect the average fuel costs of the distributor. In deregulated markets, the price of electricity is set by the marginal resource and fluctuates with demand. Natural Gas in the United States is completely deregulated. The U.S. energy market is benefiting from the increased exploration of shale gas, which is driving down prices of both electricity and natural gas.

In Colombia, the power purchase agreement was renewed in July 2013 at predetermined prices valid for 3 years and 6 months. The natural gas agreements were renewed in late 2013 and are valid for 2 years.

In Chile, the current agreement was signed in 2009 and is close to expiring. Gerdau AZA is already negotiating a new contract. The economic conditions are yet to be defined.

In Uruguay, electricity is purchased under agreements renewed automatically on an annual basis from the state-owned utility UTE.  Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute). During 2013, the plant operated mostly on fuel oil, due to competitive reasons.

In Peru electricity is purchased under a long-term agreement. The plant receives CNG (Compressed Natural Gas) for major part of their needs and the supply is done through trucks.

Argentina uses natural gas (liquefied petroleum gas) as substitute. The natural gas purchase agreement was renewed for another year. In 2008, Gerdau Sipar entered into a long-term agreement to supply the new mill’s power requirements.

In the Dominican Republic, a new power purchase agreement was secured in 2009, which is currently being negotiated, since it expires in July 2014.Since 2011, the unit receives liquefied natural gas (LNG) delivered by truck.

In Mexico, electricity is purchased under agreements regulated by the state-owned utility Companía Federal de Electricidad (CFE). The natural gas agreements are valid for 1 year and are renewed automatically, with prices indexed by the Nymex. Mexico is currently facing a temporary shortage of natural gas and has been importing LNG to help balance the market.

In India, electricity is supplied by the distribution company and by self-generation. In the event of rationing, the power deficit may be acquired through power swap agreements (short-term contracts) or bilateral agreements.

Production Output

Gerdau S.A. Consolidated	Year ended December 31,
annual production (million tonnes)	2013	2012	2011
Crude steel production	18,009	18,920	19,623
Rolled steel production	15,502	15,824	16,419
Iron Ore production	5,586	4,755	3,650

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

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment that Gerdau uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer  and benchmarking agreements with recognized performance companies like Nippon Steel, Kyoei Steel, Daido Steel, Sumitomo and Badische Stahl Werke.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 29-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (SAP R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

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

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels. On December 31, 2013, provision for doubtful accounts was 2.4% based on gross account receivables as per Note 5 to the Consolidated Financial Statements, on December 31, 2012 was 2.3% and on December 31, 2011 this provision was 1.7% of gross account receivables. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its Ouro Branco mill to insure against operating losses, which covers amounts up to approximately US$ 5.0 billion (R$ 11.0 billion as of April 30, 2013), including material damage to installations (US$ 4.0 billion) and losses of gross revenues (US$ 1.0 billion), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2014. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Material effects of government regulation on the Company’s activities

The Company’s steel production activities are not subject to special authorizations other than the licenses and permits typical to the industry. The Company maintains a good relationship with the government agencies responsible for issuing common authorizations and does not have any history of problems in obtaining them.

Gerdau Aços Longos S.A. holds the concession for the Caçú and Barra dos Coqueiros hydroelectric plants, which have aggregate installed capacity of 155MW and are located in the southeastern region of the State of Goias between the cities of Caçi and Cachoeira Alta, as per concession contract number 089/2002.

Chopim Energia S.A. (50% direct and 50% through Itaguaí Comércio, Importação e Exportação Ltda.) holds the concession for the São João and Cachoeirinha Energy Complex, which corresponds to the São João and Cachoeirinha hydroelectric plants, which have aggregate installed capacity of 105 MW and are located in the southeastern region of the State of Paraná between the cities of Honório Serpa and Clevelândia, as per concession contract number 016/2002.

Gerdau S.A. holds an interest of 51.82% in the company Dona Francisca Energética S.A. - DFESA, which, in consortium with Companhia Estadual de Energia Elétrica — CEEE, holds the concession for the Dona Francisca Hydroelectric Plant located between the cities of Agudo and Nova Palma in the State of Rio Grande do Sul, which has installed capacity of 125 MW, as per concession contract 188/1998.

Gerdau Açominas S.A. is authorized to operate the Açominas Thermo Electric Power Plant (103 MW) located in its industrial complex in the city of Ouro Branco, as authorized by Administrative Rule (Portaria) 275/MME of February 23, 1984 and subsequent resolutions.

Activities involving the generation of electric power are subject to the rules and regulations of the National Electric Power Agency (ANEEL) and to oversight by the agency.  Operating Licenses, which are issued by the respective state environmental departments or agencies, are required to operate the hydroelectric plants, which must also comply with the obligations of the respective concession contracts. All projects in which the Company participates are functioning perfectly, with valid licenses and no objections to their operations.  The exception is Chopim, whose construction has yet to begin.

The commercial operation of ports is subject to authorization by the federal government, as regulated by Federal Law 12,815 of June 5, 2013. Gerdau has two Private Port Terminals Outside of Organized Port Areas located in Vitória, ES and Salvador, BA, which are known, respectively, as the Praia Mole Private Port and Mixed Use Terminal and the Gerdau Maritime Terminal.  The former, with Adhesion Contract 034/95, was signed on February 18, 1995, with duration of 25 years, which may be extended successively for equal periods, as provided for by law.  There is no specific description of cargoes, with authorization for the handling and/or storage in the TERMINAL of own and third-party cargo destined or originating from water transportation. The latter, with Adhesion Contract 064/98, was signed on November 17, 1995, with duration of 25 years, which may be extended successively for equal periods, as provided for by law, with the following cargo authorized: pelletized iron ore, natural iron ore, pig iron, scrap metal, manganese ore, coke, copper-alumina concentrate, blast furnace slag, clinker, iron ore, green petroleum coke, fertilizers and anthracite.

This authorization is subject to oversight by the National Water Transportation Agency (ANTAQ) and, alternatively, by the Special Department of Ports (SEP).

Gerdau’s mining explorations in Brazil are subject to the prevailing rules of the Brazilian Mining Code and un-codified mining legislation, with mining exploration substantiated by mining property rights and titles. Gerdau acquired the surface of the areas corresponding to the respective mining rights, as well as all other mining property rights and titles, through an Asset Sale and Rights Assignment Agreement entered into between Gerdau Açominas S.A. and Companhia Paraibunas de Metais, Siderúrgica Barra Mansa S.A., Votorantim Metais Ltda. and Votorantim International Holding N.V. on May 19, 2004. The Company’s mining explorations are subject to the limitations imposed by Brazil’s Federal Constitution and Mining Code and by the laws and regulations pertaining to exploration activities. The National Department of Mineral Production — DNPM - is responsible for concessions, regulations and oversight. Gerdau holds the ownership of all land and all mining property rights and titles for the mines it currently explores, as well as the respective environmental licenses to commercially operate the mines located in the cities of Miguel Burnier, Várzea do Lopes and Gongo Soco in the Brazilian state of Minas Gerais. Brazil’s Mining Code and Federal Constitution impose on companies that conduct exploration activities, such as us, requirements concerning, among other things, the manner in which mineral deposits are used, worker health and safety, environmental protection and restoration, pollution prevention and the health and safety of the local communities where the mines are located. The Mining Code also imposes certain notification and reporting requirements.

All mineral rights owned by Gerdau are duly registered in the DNPM, a federal Brazilian agency whose purpose is to promote planning and incentive activities for mineral exploitation and use of mineral resources, as well as overseeing geological, mineral, and mineral technology surveys, in addition to ensuring, controlling, and monitoring mining activities within the mining polygons. The mineral rights owned by Gerdau cover a total of 8,837.19 ha and the period of concessions is until the exhaustion of the deposits, on the condition that we perform legal requirements annually. The table below shows the DNPM processes owned by Gerdau:

Mining
Right
DNPM No	CITY	LOCATION
1978/1935	Barão de Cocais	GONGO SOCO
832620/2006	Ouro Preto	MIGUEL BURNIER
930600/2009	Ouro Preto	MIGUEL BURNIER
932705/2011	Itabirito	VARZEA DO LOPES
833209/2006	Ouro Preto - Ouro Branco	DOM BOSCO
724/1942	Ouro Preto - Ouro Branco	DOM BOSCO
832090/2005	Ouro Preto - Ouro Branco	DOM BOSCO
832044/2006	Ouro Branco	DOM BOSCO
830158/2007	Ouro Preto	DOM BOSCO
830159/2007	Ouro Preto	DOM BOSCO
830160/2007	Ouro Preto	DOM BOSCO
831640/2003	Ouro Preto	DOM BOSCO
830475/2007	Ouro Preto	DOM BOSCO

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

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2013:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2013, 2012 and 2011:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2013	2012	2011	2013	2012	2011

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	95.22	93.98	93.98	95.23	93.99	93.99
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	93.48	93.97	93.97	93.48	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	60.09	53.10	82.56	60.09	53.10	82.56
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	100.00	60.00	60.00	100.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	96.74	95.94	95.94	96.74	95.95	95.95
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	100.00	99.00	98.98	100.00	99.00	98.98
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	86.66	86.66	90.03	86.66	86.66
Diaco S.A. and subsidiary (8)	Colombia	99.71	99.57	99.57	99.71	99.57	99.57
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73	100.00	100.00	100.00
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.32	98.32	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.38	94.69	—	98.38	94.69	—

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

(5) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Forjanor S.L., Gerdau Aceros Especiales Europa.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda.

(7) Subsidiaries: LuxFin Participation S.L. , Bogey Holding Company Spain S.L.e Bogey Servicios Corporativos S.L..

(8) Subsidiaries: Ferrer Ind. Corporation, Laminados Andinos S.A. e Cyrgo S.A

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(10) Subsidiary: Siderco S.A.

The Company’s investments in Gallatin, Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Indústrias Nacionales (INCA) in the Dominican Republic through Multisteel Business Holdings, in which Gerdau has a 79,97% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51,82% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.6 million tonnes of crude steel.This company also sells general steel products and has 88 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 49.5% of Gerdau’s crude steel output in the Brazil Business Operation.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has annual capacity of 9.9 million tonnes of crude steel and 9.4 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are Gerdau USA Inc., Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and, Chaparral Steel Company. Gerdau Ameristeel also has a 50% interest in the joint venture Gallatin in the United States.

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

Gerdau MacSteel Inc. — This company is the largest special steel producer in U.S., has three units and combined annual production capacity of 1.3 million tonnes of crude steel and 1.2 million tonnes of rolles products.

Gerdau Laisa S.A. - In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 90,000 tonnes of rolled products.

Gerdau Chile Inversiones Ltda. - The company has two units in Chile with combined annual production capacity of 520,000 tonnes of crude steel and 530,000 tonnes of rolled steel.

Sipar Gerdau Inversiones S.A. - Sipar, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 255,000 tonnes of rolled products.

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 720,000 tonnes of crude steel and 707,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. - Acquired in 2006, Siderperú is a long and flat steel producer with annual installed capacity of 650,000 tonnes of crude steel and 1,0 million tonnes of rolled steel. Siderperú operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF) and six rolling mills.

Gerdau GTL México, S.A. de C.V. - The subsidiary of this company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 500,000 tonnes of crude steel and 400,000 tonnes of rolled products.

Sizuca - Siderúrgica Zuliana, C. A. - In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana located in Ciudad Ojeda, Venezuela. Sizuca owns a mini-mill that produces concrete reinforcement bars. Sizuca has annual installed capacity of 250,000 tonnes of crude steel and 170,000 tonnes of rolled products.

Corsa Controladora, S.A. de C.V. - In 2008, the Company acquired a 49% stake in Corsa Controladora, S.A. de C.V. (Mexico). Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Located in the metropolitan area of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars).

Multisteel Business Holdings - In 2007, the Company signed a strategic alliance with the shareholders of Multisteel Business Holdings Corp., a holding company headquartered in Santo Domingo, Dominican Republic. The Company has a 80% stake in the capital stock of the holding company Multisteel Business Holdings Corp., which holds 99% of the capital stock of Industrias Nacionales (INCA), a long steel rolling mill company.

Corporación Centroamericana del Acero S.A. - Strategic partnership entered into with Corporación Centroamericana del Acero S.A., assuming a 30.0% stake in the capital of this company. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize.

Kalyani Gerdau Steel Ltd. - Steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. The crude steel capacity of this unit is 250,000 tonnes and 300,000 of rolled steel capacity.

Cleary Holdings Corp. - Cleary Holdings Corp controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has estimated coking coal resources of 20 million tonnes.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2013:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,492	9,099	5,340
Açonorte	Brazil	PE	—	265	242	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Agua Funda	Brazil	SP	—	—	104	Rolling Mill	Rebar, merchant bars and shapes
Barão de Cocais	Brazil	MG	330	330	196	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	198	161	EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	932	1,414	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	570	518	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	541	166	EAF mini-mill, rolling mill	Billet, rebar and merchant bars
Riograndense	Brazil	RS	—	450	496	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	495	397	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	820	600	EAF mini-mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	240	—	—	Blast furnace	Pig iron

Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500	2,050	Integrated with blast furnace, LD converter and rolling mill	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICAN OPERATION			—	9,872	9,387
Beaumont	USA	TX	—	600	730	EAF mini-mill, rolling mill	Wire rod
Calverty City	USA	KY	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	ON	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	370	325	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	FL	—	730	620	EAF mini-mill, rolling mill	Rebar, merchant bars
Knoxville	USA	TN	—	520	550	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Perth Amboy	USA	NJ	—	—	—	Rolling mill
Sand Springs	USA	OK	—	—	—	EAF mini-mill, rolling mill
Sayreville	USA	NJ	—	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	MN	—	520	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	900	840	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	320	320	EAF mini-mill, rolling mill	Rebar and merchant bars

Midlothian	USA	TX	—	1,500	1,449	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	1,000	1,000	EAF mini-mill, rolling mill	Merchant bars and beams
Rancho Cucamonga	USA	CA	—	472	463	EAF mini-mill, rolling mill	Rebar
LATIN AMERICAN OPERATION			400	2,740	3,172
AZA	Chile	—	—	520	530	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Laisa	Uruguay	—	—	100	90	EAF mini-mill, rolling mill	Rebar, merchant bars and mesh
Diaco	Colombia	—	—	720	707	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, shapes and mesh
Sipar	Argentina	—	—	—	255	Rolling mill, drawing mill	Rebar, merchant bars ans mesh
Siderperú	Peru	—	400	650	1,020	Blast Furnace, EAF mini-mill, rolling mill	Rebar and merchant bars
Sizuca	Venezuela	—	—	250	170	EAF mini-mill, rolling mill	Rebar
Sidertul	Mexico	—	—	500	400	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
SPECIAL STEEL OPERATION			275	3,974	4,515
Pindamonhangaba	Brazil	SP	—	620	1.188	EAF mini-mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	200	EAF mini-mill, rolling mill and finishing	Bars, special profiles
Sorocaba	Brazil	SP	—	—	23	Rolling mill and finishing	Bars, special profiles
Piratini	Brazil	RS	—	430	465	EAF mini-mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Basauri	Spain	—	—	735	372	EAF mini-mill, rolling mill and finishing	Special bars and cold finished bars
Reinosa	Spain	—	—	240	161	EAF mini-mill, rolling mill, finishing and foundry	Cold finished bars, rolling mill rolls and forged pieces.
Azkoitia	Spain	—	—	—	377	Rolling mill and finishing	Bars, special profiles and cold finished bars
Vitória	Spain	—	—	—	200	Rolling mill and finishing	Wire rod and cold finished bars
Fort Smith	USA	AR	—	474	463	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar

Jackson	USA	MI	—	299	276	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	551	490	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
India	India	AP	—	250	300	Integrated/blast furnace, converter and rolling mill	Pig iron, billets and rolled bars
GERDAU TOTAL			6,167	25,685	23,414

While electric arc furnace (EAF) mills produce crude steel from raw materials such as steel scrap or pig iron, a mill with a blast furnace or direct reduction iron (DRI) produces pig iron or sponge iron for use in the production of crude steel, with iron ore and natural gas being the main raw materials.

Mining Assets

Iron ore mines

Gerdau’s activities related to iron ore mines began after the acquisition of the mining rights of Grupo Votorantim, located in the municipalities of Ouro Preto (Miguel Burnier district), Itabirito and Barão de Cocais, in 2004. These areas are located within the iron producing region in the state of Minas Gerais, Brazil, which is one of the most prominent mineral provinces in Brazil, as illustrated in the figure below.

Ever since this initiative, and with an iron ore consumption rate of approximately 9.0 million tonnes per annum required by its steel production units located in Ouro Branco, Barão de Cocais, Contagem, Divinópolis, and Sete Lagoas, in the State of Minas Gerais, Gerdau’s supply is partially handled by mining companies along with steel plants, and the mines owned by the company.

Focused on ensuring its iron ore self-sufficiency within the state of Minas Gerais, and searching for the opportunity to add value to its business by the use of its own mineral resources, Gerdau is currently conducting surveys to assess and implement expansions projects of its mining operations in order to establish itself as a player in the global iron ore market.

Gerdau’s mining location

Current iron ore production units, as well as any future units, are or will be primarily comprised of open pit mines, processing plants, waste piles, tailings dams, and logistics and operational support infrastructure.

Current and future iron ore production units are grouped as follows:

•                  Miguel Burnier/Dom Bosco Complex: encompasses the mines located in Miguel Burnier, as well as the Dom Bosco mines;

•                  Várzea do Lopes Complex;

•                  Gongo Soco. There are no mining activities in this location.

The table below shows the payments made to the Brazilian government related to resource extractions, related to 2013.

	CFEM (Financial Compensation for Exploitation of Mineral Resources)	TFRM (Inspection Fee for Mineral Resources)
Miguel Burnier	R$2,414 thousand	R$105 thousand
Várzea do Lopes	R$4,341 thousand	R$196 thousand

Financial Compensation for Exploitation of Mineral Resources (CFEM)

In iron ore trading, the Financial Compensation for Exploitation of Mineral Resources (CFEM) is calculated based on the net amount obtained from the sale of mineral products. Net sales revenue is understood as the amounts received from the sale of mineral products after deducting the taxes (ICMS, PIS/COFINS) levied on the sale as well as the expenses with transport, insurance and freight.

When the mineral substance is consumed, manufactured or processed, the CFEM is always applicable after the last processing stage adopted and before its manufacturing.

The rate of CFEM applicable to iron ore is 2.0%.

Inspection Fee for Mineral Resources (TFRM)

The event triggering the TFRM is the sale of the extracted mineral or ore or its transfer between facilities owned by the same person in a different state of Brazil or abroad. The fee is paid by the natural or legal persons authorized to research, extract, explore or use mineral resources for any purpose.

The amount of TFRM corresponds to forty one hundredths (0.40) of the Fiscal Unit of the State of Minas Gerais (UFEMG) in force on the due date of the fee per tonne of mineral or crude ore extracted.

The amount payable as TFRM is calculated on a monthly basis based on the amounts of minerals or ore indicated on the tax documents for the sale or transfer to a facility owned by the same person located in a different state of Brazil or abroad. This amount in tonnes is then subjected to deductions consisting of the amounts of mineral or ore acquired, the amounts received from transfers between facilities owned by the same person located in another state of Brazil or abroad, and the amounts extracted from the area of the state of Minas Gerais under the scope of the Northeast Development Superintendence (SUDENE) and received in transfer from facilities owned by the same person.

If the number of tonnes calculated based on the sales and transfers in the period is less than the number of tonnes to be deducted, the difference will be carried forward for deduction in the subsequent calculation periods.

Location and Access

Miguel Burnier/Dom Bosco Complex

Miguel Burnier and Dom Bosco are located in the municipality of Ouro Preto, in the southwestern portion of the iron producing region in the state of Minas Gerais, Brazil, at approximately 80 km from Belo Horizonte and 5 km from Vila do Pires, on federal highway BR-040. The Dom Bosco Mine is located at approximately 11 km from the Miguel Burnier Mine. Vila do Pires is established off both sides of federal highway BR-040, north from the city of Congonhas. The mines are accessed through a 3 km-long non-paved road from the Miguel Burnier village.

Várzea do Lopes Complex

Várzea do Lopes is located in the Itabirito municipality, in the western portion of the iron producing region in the state of Minas Gerais, Brazil, and is established at approximately 46 km from downtown Belo Horizonte. Access to the mine from Belo Horizonte is through BR-040, in the direction towards Rio de Janeiro. Várzea do Lopes is located at approximately 20 km from Miguel Burnier, in a straight line.

Gongo Soco

Gongo Soco is located in the municipality of Barão de Cocais, in the northwestern portion of the iron producing region in the state of Minas Gerais, Brazil, at approximately 110 km from Belo Horizonte, 8 km from the municipality of Barão de Cocais, and 170 km from Miguel Burnier. Access from Belo Horizonte is through BR-381/262 and MG-436 highways.

The figure below displays the locations of current and future iron ore production units and main accesses:

Geology and Mineralization

The iron ore sites owned by Gerdau are located in the Quadrilátero Ferrífero (QF), a large gold, iron, aluminum and manganese metallogenetic district covering approximately 7,000 km² in the southern portion of the São Francisco Craton.

The Quadrilátero Ferrífero consists of Archaean terrains (Rio das Velhas Supergroup) overlain by Proterozoic platform sediments (Minas and Espinhaço Supergroups). The current setting of the Quadrilátero Ferrífero results from two deformational events. The first represents an extensional event of Paleoproterozoic age (2100-1700 My) forming granitic-gneissic domes with syncline cores overlying the strata of the Rio das Velhas and Minas Supergroups. The second is a compressional event associated with the closure of the Africa/Brazil proto-ocean (650-500 My) located east of the QF. A west-oriented folding belt developed during this event.

•                  Miguel Burnier:            The Miguel Burnier Complex is located in the southwestern portion of the QF, Serra do Dom Bosco. Itabirites and rocks of the Gandarela and Cauê Formations and rocks of the Piracicaba Group (Minas Supergroup) outcrop therein. The Serra Dom Bosco area is regionally characterized as a syncline, known as Dom Bosco Syncline. The typologies have been classified according to information collected during field visits, from internal reports, drill cores, thin plates, etc.

•                  Dom Bosco: The Dom Bosco Mine is also located in the southwestern portion of the QF, Serra do Dom Bosco. Itabirites and rocks of the Cauê Formation and Piracicaba Group (Minas Supergroup) outcrop therein.

•                  Várzea do Lopes: The Várzea do Lopes Complex is located in the western portion of the QF, Serra da Moeda. Itabirites and rocks of the Cauê Formation and Gandarela Formation (Minas Supergroup) outcrop therein.

•                  Gongo Soco: The geological mapping carried out characterized six pre-Cambrian lithologic units and a Tertiary/Quaternary unit. The pre-Cambrian units outcrop as a normal stratigraphic sequence, being the oldest sequence topographically located on the higher portion of the area, and the youngest on the lower portion, is located in the structural framework of the normal limb of the Gandarela Syncline.

Facilities

Gerdau’s mines and facilities are currently operated with the purpose of supplying its steel plants located in the state of Minas Gerais. However, the Company is striving to develop its mineral resources and achieve more significant operations. Planned and ongoing operations are described below. The Run of Mine (ROM) extracted from them is transported to ore treatment plants (OTP). In order to meet processing requirements, the following production units are considered:

•                  OTP 1: commissioned, in Miguel Burnier, since October 2004, with production capacity of 1.5 Mtpa (natural basis) of sinter feed. (wholly-owned by Gerdau);

•                  OTP 2: phase 1 started operations (start up and ramp up) in September 2013, in Miguel Burnier, with total production capacity of 5.6 Mtpa (natural basis) of lump ore, small lump ore, sinter feed, and pellet feed (wholly-owned by Gerdau). Currently, the Company is carring out engeneering studies (basic engeneering) to a expansion of 5.0 Mtpa (natural basis) in order to process itabirites ore and produces fine concentrate (OTP 2 phase 2);

•                  OTP 3: operations scheduled to begin in 2020, in Miguel Burnier, with production capacity of 12.0 Mtpa (natural basis) of sinter feed and pellet feed (wholly-owned by Gerdau). Currently on stage of scoping study.

Gerdau total production capacity today is 11.5 Mtpa, considering capacity from OTP 1, OTP 2 (phase 1), dry processing plants (1 and 2) and wet processing plant.                  In 2016, after OTP 2 phase 2 is concluded, the Company’s iron ore total production capacity will be 18.0 Mtpa.

The main processing stages of the production units under operational or implementation phases are set forth in the table below.

OTP 1	OTP 2 (phase 1)
Crushing;	Crushing;
Classification screening;	Classification screening;
Grinding;	Desliming;
Jigging;	Filtering;
Spiral Concentration;	Dewatering screening;
Desliming;	Tailing thickening;
Column flotation;
Filtering;
Dewatering screening;
Tailings and Concentrate thickening;

The table below provides a summary of estimated capital costs for future projects (investments not yet approved by the Executive Committee are not listed), which will support production and logistics activities. This capex will be funded by the Company’s own cash generations and planned bank financing.

Miguel Burnier + Várzea do Lopes	US$ (million)	Investment Phase
Mining	206
Investments approved until 2013	73	Execution
Investments contemplated 2014-2016	133	Feasibility

Beneficiation	1,175
OTP-2 Phase 1 - Miguel Burnier	210	Execution
LDBC- Miguel Burnier OB	135	Execution
Off Road trucks Acess - Várzea do Lopes to Miguel Burnier	122	Execution
Other Investments approved until 2013	19	Execution
Investments contemplated 2014-2016	295	Feasibility
OTP-2 Phase 2 - Miguel Burnier	239	Feasibility
Rail Terminal Phase 1	155	Feasibility
TOTAL	1,381

The table below illustrates estimated electrical power consumption in the processing plants.

OTP - Ore Treatment Plant	Consumption (kW)
OTP - 1	3,300
OTP — 2	3,500

A summary of the water supply system for the processing facilities is provided in the table below. Indicated collection points present sufficient amounts of water to supply all covered facilities, in compliance with applicable legal criteria.

OTP - Ore Treatment Plant	Total Water with Recirculation (m3/h)	Make up (m3/h)	Distance of the OTP (km)	In take point
OTP - 1	650	150	4.0	Miguel Burnier River
OTP — 2	713	280	3.5	Soledade Lake

Coal mines

The coal mines are located in Tausa, Cucunubá, Samacá, Ráquira and Cúcuta, Colombia. The use of these mineral resources as an input for our integrated mill (Ouro Branco) should contribute to the long term competitiveness of this unit. The Company does not currently consider any of these properties to be a “material” property for purposes of Industry Guide 7 and none of these properties has any known reserves.

Investment Programs

In fiscal year 2013, capital expenditure on fixed assets was R$ 2,598.3 million. Of this total, 62.4% was allocated to the operations in Brazil and the remaining 37.6% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,530.3 million was invested in this operation for capital expenditure. Part of this investment was for the start up of the hot rolled coil rolling mill, which happened in August 2013, and also for the new heavy plate rolling mill, both investments in the Ouro Branco mill. Another investment was the development of the mining project, leading the Company to achieve the production capacity of 11.5 million tonnes of iron ore per year. Moreover, the Company continued its investment for the new wire rod and rebar rolling mill at the Cosigua mill.

North America Business Operation — this business operation spent R$ 370.4 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

Latin America Business Operation — in 2013, the Latin American units spent R$ 173.3 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. A major part of this investment was for the capacity expansion of crude and rolled steel in Colombia.

Special Steel Business Operation — the special steel units spent R$ 524.3 million in 2013 for capital expenditure. Part of this investment was to finalize the installation of the new special steel rolling mill at the Pindamonhangaba mill. Additionally, the Company continued to invest in India and in its Monroe mill in the USA.

The disbursements in fixed assets planned for 2014 are estimated at R$ 2.9 billion, and include both strategic and maintenance investments. The table below shows the main projects for the years to come:

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2016
Expansion of mining capacity to 18 million tonnes and logistics for the operation(2)	Brazil	—	2016
Expansion of mining capacity to 24 million tonnes(2)	Brazil	—	2020
Wire rod and rebar rolling mill in Cosigua mill-RJ(1),(2)	Brazil	600	2016
New melt shop at Riograndense mill-RS(4)	Brazil	650	2016
North America Business Operation
Capacity expansion from new continuous casting at St Paul mill, Minnesota(5)	USA	550	2014
Latin America Business Operation
New melt shop in Mexico (Gerdau Corsa)(3)	Mexico	1,000	2014
New structural profile rolling mill in Mexico (Gerdau Corsa)(3)	Mexico	700	2015
Expansion of crude steel capacity at all Colombia’s mills	Colombia	400	2016
Expansion of rolling capacity at all Colombia’s mills	Colombia	450	2016
Special Steel Business Operation
Expansion of rolling capacity at Mogi das Cruzes mill, São Paulo	Brazil	60	2014
Second bar inspection line in India mill	India	—	2014
Coke plant and power generation plant in India mill	India	—	2015
New continuous casting and reheating furnace at Pindamonhangaba mill, São Paulo	Brazil	—	2016
Expansion of crude steel, rolled steel and finished capacities at Monroe mill, MI (2)	USA	300	2014

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be revamped.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a joint venture.

(4) Replacement of the current melt shop (450,000 tonnes capacity).

(5) Replacement of the current continuous casting (450,000 tonnes capacity).

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2013, Gerdau S.A. invested R$ 160.5 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

Individuals are subject to penalties and sanctions that range from fines to imprisonment and for legal entities the suspension or interruption of its operations and prohibition to enter into any contracts with government agencies.

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

The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 105,663 as of December 31, 2013 (R$ 15,149 recorded in Current Liabilities and R$ 90,514 recorded in Non-Current Liabilities) and R$ 66,931 as of December 31, 2012 (R$ 24,536 recorded in Current Liabilities and R$ 42,395 recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.  See also Note 20 — Environmental Liabilities.

As of December 31, 2013, the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 63.0 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2013 at approximately R$ 42.7 million, with these costs recorded as a liability in its financial statements.

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

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2013, 2012 and 2011 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

In 2013, Brazilian GDP grew by 2.3% ($ 4.8 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 5.9%. The average CDI rate in the year was 9.8%. The Brazilian real depreciated by 14.6% against the U.S. dollar, ending the year at R$2.34 to $1.00.

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

	2013		2012		2011
Actual GDP growth	2.3%		1.0%		2.7%
Inflation (IGP-M) (1)	5.5%		7.8%		5.1%
Inflation (IPCA) (2)	5.9%		5.8%		6.5%
CDI rate (3)	9.8%		6.9%		10.9%
6-month LIBOR	0.3%		0.5%		0.8%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	14.6%		8.9%		12.6%
Foreign exchange rate at end of period — $1.00	R$	2.4326	R$	2.0435	R$	1.8758
Average foreign exchange rate — $1.00 (4)	R$	2.1605	R$	1.9550	R$	1.6751

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. Throughout the last three years, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvements in the automotive sector and in the manufacturing industry were the drivers of the recovery in demand.

In 2011, U.S. Real GDP grew by 1.8% ($15.1 trillion Nominal GDP), with a trade deficit of $467.6 billion, according to the International Monetary Fund (IMF). Inflation, measured by the CPI was 3.1%.The average Fed Funds rate was 0.10%.

In 2012, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.2% ($15.7 trillion Nominal GDP), with a trade deficit of $486.5 billion. Inflation, as measured by the CPI, was 2.0%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.14%.

In 2013, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.1% ($16.2 trillion Nominal GDP), with a trade deficit of $499.3 billion. Inflation, as measured by the CPI, was 1.8%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.11%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2013	2012	2011
Actual Real GDP growth (1)	2.1%	2.2%	1.8%
Inflation (CPI) (2)	1.8%	2.0%	3.1%
Fed Funds (3)	0.11%	0.14%	0.10%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. Following the implementation of the Real Plan, Brazilian GDP has accelerated, growing by 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 6.1% in 2007, 5.2% in 2008, decreasing 0.3% in 2009, growing by 7.5% in 2010, 2.7% in 2011, 1.0% in 2012 and 2.3% in 2013.

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

Over the last ten years, annual world crude steel production volume has varied from between approximately 1,071 million tonnes and 1.582 million tonnes. According to the worldsteel, world crude steel production in 2013 was 1,582 million tonnes, 2.6% higher than in 2012. China continued to increase its crude steel production by 8.7% in 2013, mainly due to public spending on infrastructure projects. According to worldsteel, world demand for finished steel products increased by 2.0% in 2012, is estimated to grow 3.1% in 2013, and the forecast for 2014 is a growth 3.3%.

International steel prices has declined around 7.8% over the last five years (2009-2013), this is due mainly to excess installed capacity in the world. International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was an average of $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. During the last three years, the prices recovered, increasing to an annual average of $633 in 2011, $559 in 2012 and $511 in 2013.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. In the past three years, Gerdau exported products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2013, exports were 29.4% lower than in 2012, falling to 1,398 million tonnes (1,979 million tonnes in 2012), which represented 23.8% of all shipments by the Company’s Brazilian units, in 2012 exports represented 37,3% of total shipments from Brazil operations. Export revenue totaled R$ 2,190 million in 2013 (R$ 2,759 in 2012).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 50.6% of production costs in 2013, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 13.2%. Personnel totaled 16.6% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 8.2% of total production costs. The table below presents the production costs breakdown by business operation (BO):

Production Costs Breakdown in 2013 (%)

% of costs	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	Consolidated		Brazil BO		North America BO		Latin America BO		Special Steel BO
Personnel	16.6	15.4	18.5	16.5	14.6	13.5	10.9	11.2	20.2	19.6
Maintenance	6.6	5.9	6.4	6.6	7.9	4.9	4.9	5.2	6.0	6.6
Depreciation	4.8	4.6	6.5	6.4	3.6	3.0	3.1	3.2	5.1	4.9
Metallic Inputs	50.6	53.3	38.4	41.0	59.2	64.1	66.7	65.3	46.6	48.9
Energy and Reducing Agents	13.2	13.2	22.7	23.6	6.8	6.2	9.0	9.5	11.3	9.5
Specific Materials	8.2	7.6	7.5	5.9	7.9	8.3	5.4	5.6	10.8	10.5

Significant events affecting financial performance during 2013

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the Ten Year Bonds. Thus, the exchange variation on the amount of US$ 2.6 billion (US$ 2.4 billion from the Ten Year Bonds plus US$ 0.2 billion from other financing operations) was recognized in the statement of comprehensive income, while the exchange variation on the portion of US$ 1.0 billion is now recognized in income.

In December, 2013 the Venezuelan government released a second rate applicable to certain operations. The Company believes that the rates published by the Brazilian Central Bank are those that best reflect the economic outlook for the purposes of the translation of local currency into Reais, which is the functional currency of the Company, for purposes of preparing its Consolidated Financial Statements. The impact of adopting this alternative exchange rate on the Consolidated Financial Statements would be R$ 106,846, equivalent to 0.3% of the Company’s Net Equity.”

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2013, 2012 and 2011 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2013		2012		2011		Variation	Variation
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales	2013/ 2012	2012/ 2011
Net sales	39,863	100.0%	37,982	100.0%	35,407	100.0%	5.0%	7.3%
Cost of Sales	(34,728)	(87.1)%	(33,234)	(87.5)%	(30,298)	(85.6)%	4.5%	9.7%
Gross profit	5,135	12.9%	4,748	12.5%	5,109	14.4%	8.2%	(7.1)%
Operating expenses:
Selling expenses	(659)	(1.7)%	(587)	(1.5)%	(604)	(1.7)%	12.3%	(2.8)%
General and administrative expenses	(1,953)	(4.9)%	(1,884)	(5.0)%	(1,798)	(5.1)%	3.7%	4.8%
Other operating income	318	0.8%	244	0.6%	195	0.6%	30.3%	25.1%
Other operating expenses	(141)	(0.4)%	(180)	(0.5)%	(86)	(0.2)%	(21.7)%	109.3%
Equity in earnings of unconsolidated companies	54	0.1%	8	0.0%	63	0.2%	575.0%	(87.3)%
Net Income Before Financial Income (Expenses) and Taxes	2,754	6.9%	2,349	6.2%	2,879	8.1%	17.2%	(18.4)%
Financial income	293	0.7%	317	0.8%	456	1.3%	(7.6)%	(30.5)%
Financial expenses	(1,054)	(2.6)%	(953)	(2.5)%	(970)	(2.7)%	10.6%	(1.8)%
Exchange variations, net	(544)	(1.4)%	(134)	(0.4)%	52	0.1%	306.0%	—
Gains and losses on financial instruments, net	3	0.0%	(19)	0.0%	(65)	(0.2)%	—	(70.8)%
Income and social contribution taxes	241	0.6%	(63)	0.2%	(254)	(0.7)	—	(98.8)%
Net income	1,694	4.2%	1,496	3.9%	2,098	5.9%	13.2%	(28.7)%

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2013	Year ended December 31, 2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Brazil	15,111	14,100	7.2%
North America	12,562	12,450	0.9%
Latin America	5,366	4,964	8.1%
Special Steel	8,023	7,389	8.6%
Intercompany Eliminations	(1,199)	(921)
Total	39,863	37,982	5.0%

(*)                                 The information above does not include data from joint ventures and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2013	Year ended December 31, 2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Brazil	2,075	1,932	7.4%
North America	2,044	1,924	6.3%
Latin America	1,912	1,834	4.2%
Special Steel	2,808	2,781	1.0%
Consolidated	2,153	2,043	5.4%

(*)           The information above does not include data from joint ventures and associate companies.

In 2013, consolidated net sales grew 5.0% in relation to 2012, mainly due to the increase in net sales per tonne shipped at all business operations (5.4% on a consolidated basis), despite the 0.4% reduction in shipments. The higher net sales per tonne shipped also reflect the effects of exchange variation on the net sales of Gerdau’s operations abroad (10.4% depreciation in the Brazilian real against the U.S. dollar based on the average exchange rate in the period).

In the Brazil Business Operation, net sales grew 7.2% driven primarily by higher shipments to the domestic market, which increased from 5,320 thousand tonnes in 2012 to 5,883 thousand tonnes in 2013, an increase of 10.6%. This increase in the domestic market was driven mainly by the improvement in the manufacturing industries served by Gerdau (which accounted for around 42% of the sales of this Operation in 2012 and went to approximately 47% in 2013), after a long period of low demand and by continued good demand from the commercial construction and infrastructure sectors. Consequently, this better sales mix (higher sales in the domestic market and reduction of exports) resulted in higher net sales per tonne sold. The 29.4% reduction of exports, going from 1,979 thousand tonnes in 2012 to 1,398 thousand tonnes in 2013, occurred due to the continued low demand in the international market and excess crude steel capacity in the world.  According to the Brazilian Geography and Statistics Institute (IBGE), Brazil’s construction GDP should grow by 2.4% in 2014, driven by continued growth in the real wage bill, the availability of mortgage lending and the conclusion of infrastructure works and initiatives related to the World Cup and Olympic Games. For the industrial sector, the Central Bank of Brazil estimates growth of 1.9% in 2014.  For more details, please see “Item 5.D Trend Information”.

In the Special Steel and Latin America Business Operations, net sales grew, respectively, 8.6% and 8.1%. In the Special Steel Business Operation, the higher net sales was mainly due to the 7.5% recovery in shipments, driven by the improvement in Brazil’s heavy vehicle industry, following implementation of the Euro 5 emissions standard, in addition to the shipments resulting from the first year of operations of the mill in India. The automotive industry is the main consumer market of this Business Operation, and it is expected to maintain a positive trend in 2014, in all countries where the Company produces special steel. For more details, please see “Item 5.D Trend Information”. In the Latin America Business Operations, the increase in net sales was due to the 3.7% higher shipments in the period, which was driven by the solid economic growth observed in the countries in which Gerdau operates, led by Peru (PIB +5.0%) and Colombia (PIB +4.0%). Moreover, net sales per tonne sold grew by 4.2%, influencing the increase in net sales from this Operation.

In the North America Business Operation, net sales were virtually stable (+0.9%), with the increase in net sales per tonne sold (+6.3%) offsetting the reduction of 5.1% in shipments. This reduction in shipments is explained by the market’s slow growth in 2013 and by the growing share of imported products due to the stronger U.S. dollar. It is important to note that the net sales per tonne sold was influenced by exchange variation in the period (depreciation of 10.5% in the Brazilian real against the U.S. dollar, average in period).

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2013	2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Brazil	Net sales (R$ million)	15,111	14,100	7.2%
	Cost of Sales (R$ million)	(11,894)	(11,630)	2.3%
	Gross Profit (R$ million)	3,217	2,470	30.2%
	Gross margin (%)	21.3%	17.5%
North America	Net sales (R$ million)	12,562	12,450	0.9%
	Cost of Sales (R$ million)	(11,919)	(11.453)	4.1%
	Gross Profit (R$ million)	643	997	(35.5)%
	Gross margin (%)	5.1%	8.0%
Latin America	Net sales (R$ million)	5,366	4,964	8.1%
	Cost of Sales (R$ million)	(4,801)	(4,636)	3.6%
	Gross Profit (R$ million)	565	329	71.7%
	Gross margin (%)	10.5%	6.6%
Special Steel	Net sales (R$ million)	8,023	7,389	8.6%
	Cost of Sales (R$ million)	(7,309)	(6,421)	13.8%
	Gross Profit (R$ million)	714	968	(26.2)%
	Gross margin (%)	8.9%	13.1%
Intercompany Eliminations	Net sales (R$ million)	(1,199)	(921)
	Cost of Sales (R$ million)	1,195	906
	Gross Profit (R$ million)	(4)	(15)
Total	Net sales (R$ million)	39,863	37,982	5.0%
	Cost of Sales (R$ million)	(34,728)	(33,234)	4.5%
	Gross Profit (R$ million)	5,135	4,748	8.2%
	Gross margin (%)	12.9%	12.5%

(*)                                 The information above does not include data from joint ventures and associate companies.

In fiscal year 2013, consolidated cost of goods sold was 4.5% higher than in 2012, which was partially due to the higher costs per tonne shipped resulting from the effects of exchange variation on costs of Gerdau’s operations abroad (10.4% depreciation in the Brazilian real against the U.S. dollar based on the average exchange rate in the period). The increase is also explained by the lower dilution of fixed costs due to the 4.8% decrease in crude steel production. Given the lower production in the period, the cost of metal inputs represented 43.8% of consolidated cost of goods sold in 2013, compared to 48.8% in 2012. Despite the 4.5% increase in cost of goods sold, gross margin expanded slightly, from 12.5% in 2012 to 12.9% in 2013, due to the 5.0% increase in net sales.

In the Brazil Business Operation, the 2.3% growth in cost of goods sold reflected the increase in cost per tonne shipped (+2.5%) resulting from the higher prices of certain raw materials, mainly iron ore and scrap. Despite this increase in cost of goods sold, gross margin expanded from 17.5% in 2012 to 21.3% in 2013, due to the 7.2% increase in net sales in the same comparison period.

In the North America Business Operation, the 4.1% increase in cost of goods sold was due to the translation of amounts in U.S. dollar (the transaction currency of this Business Operation) into Brazilian real (10.4% depreciation in the Brazilian real against the U.S. dollar based on the average exchange rate in the period). Based on the transaction currency of this Business Operation, cost of goods sold decreased 5.9%, reflecting the 5.1% decrease in shipments. Given that, in the Company’s functional currency, the growth in cost of goods sold outpaced the growth in net sales, gross margin contracted from 8.0% in 2012 to 5.1% in 2013.

In the Latin America Business Operation, the 3.6% increase in cost of goods sold was due to the 3.7% growth in shipments. Gross margin expanded from 6.6% in 2012 to 10.5% in 2013, which is explained by the higher dilution of fixed costs (personnel plus maintenance costs corresponded to 16.4% of the production costs of this operation in 2012 and to 15.8% in 2013) resulting from the higher shipments in the period, as well as by the increase of 4.2% in net sales per tonne shipped.

In the Special Steel Business Operation, the 13.8% increase in cost of goods sold was due to higher shipments in the period (+7.5%) and to the higher costs associated with the learning curve at the India operation, which started its steel production activities in early 2013. These higher production costs combined with the lower net sales per tonne shipped at the units in Spain and the United States led to contraction in gross margin, from 13.1% in 2012 to 8.9% in 2013.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2013	2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Selling expenses	659	587	12.3%
General and administrative expenses	1,953	1,884	3.7%
Total	2,612	2,471	5.7%
Net sales	39,863	37,982	5.0%
% of net sales	6.6%	6.5%

(*)                                 The information above does not include data from joint ventures and associate companies.

The increase of 5.7% in the absolute value of selling, general and administrative expenses was mainly due to the increase of 12.3% in selling expenses related to the Company’s marketing campaigns, most of which were implemented in Brazil. Despite this increase, selling, general and administrative expenses as a ratio of net revenue remained virtually stable in 2013 compared to 2012, which reflects the Company’s cost management efforts. This was especially relevant given that the year was marked by cost pressures and the depreciation in the Brazilian real, with the latter adversely affecting these expenses in our international operations when translated into Brazilian real.

Equity in Earnings of Unconsolidated Companies

The joint ventures and associate companies, whose results are calculated using the equity method, recorded steel shipments of 1.1 million tonne in 2013, based on their respective equity interests. The amount of shipments was in line with the previous year and generated net sales of R$1.9 billion, or 7.3% more than in 2012.

Based on these companies’ results, equity income was a gain of R$54.0 million in 2013, versus a gain of R$8.4 million in 2012.

Income before Financial Income (Expenses) and Taxes

The Net Income before Financial Results and Taxes increased from R$2,348 million in 2012, to R$2,754 million in the fiscal year ended December 31, 2012, basically due to the higher gross profit, as explained in the section “Cost of Sales and Gross Profit”. In addition, in 2013, the Company recorded in the line “other operating income”, a gain of R$ 99 million related to divestment of commercial properties. This property sale is aligned with the Company’s objective in focusing on the strength of its balance sheet and improving the return on its assets.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2013	2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Financial income	293	317	(7.6)%
Financial expenses	(1,053)	(953)	10.5%
Exchange variation, net	(544)	(134)	306.0%
Gains and Losses on financial instruments, net	3	(19)	—
Total	(1,301)	(789)	64.9%

(*)                                 The information above does not include data from joint ventures and associate companies.

In 2013, the higher negative financial result, when compared to 2012, was mainly due to the effects from exchange variation on the liabilities contracted in currencies other than the Brazilian real, mainly the U.S. dollar (depreciation of 10.5% in the Brazilian real against the U.S. dollar, average in period), and, to a lesser extent, to the higher financial expense resulting from the increase in the average interest rate between the comparison periods, which went from 5.9% in the first quarter of 2013 to 6.5% in the last quarter of 2013.

Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation on the amount of US$ 2.6 billion (US$ 2.4 billion from the Ten Year Bonds plus US$ 0.2 billion from other financing operations) was recognized in the statement of comprehensive income, while the exchange variation on the portion of US$ 1.0 billion is now recognized in income.

Income and Social Contribution Taxes

Provision for income tax was positive in R$ 241 million in 2013, compared to negative R$ 63 million in 2012. The variation was primarily due to the difference in tax rates in foreign companies, which includes the tax impact of the Company hedging strategy (as mentioned in the item “Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses in Derivatives, net”), of R$ 323 million in 2013 compared to R$ 134 million in 2012. Also, there was a positive impact on tax benefit on interest on equity in the amount of R$ 119,773 in 2013, compared to R$ 40,264 in 2012, and the capital gain taxes, which was R$ 122,121 in 2012.

Net Income

Consolidated net income increased by 13.2% in 2013 compared to 2012, mainly due to the improvement in operating results, partially offset by the higher negative financial result.

In the Brazil Business Operation, net income was R$1,705 million in 2013, or 51.9% higher than in 2012, mainly due to the better operational result in the period.

The North America Business Operation recorded, in 2013, net income of R$ 19 million, compared to net income of R$ 324 million in 2012, reflecting the decreases in operating income between the periods.

In 2013, the Latin America Business Operation recorded a net income of R$ 104 million, compared to net loss of R$ 42 million in 2012, reflecting the better operating result.

In 2013, the Special Steel Business Operation recorded net income of R$ 157 million, or 56.7% lower than in 2012, reflecting the lower operating income, especially from the operations in Spain and United States, in addition to the negative impact from the learning curve of the mill in India.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2012	Year ended December 31, 2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Brazil	14,100	13,933	1.2%
North America	12,450	10,811	15.2%
Latin America	4,964	4,015	23.6%
Special Steel	7,389	7,517	(1.7)%
Intercompany Eliminations	(921)	(868)	—
Total	37,982	35,407	7.3%

(*)                                 The information above does not include data from joint ventures and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2012	Year ended December 31, 2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Brazil	1,932	1,822	6.0%
North America	1,924	1,647	16.8%
Latin America	1,834	1,520	20.7%
Special Steel	2,781	2,536	9.7%
Consolidated	2,043	1,847	10.6%

(*)                                 The information above does not include data from joint ventures and associate companies.

In 2012, consolidated net sales grew 7.3% in relation to 2011, mainly reflecting the increase in net sales per tonne shipped at all business operations (10.6% on a consolidated basis), despite the 3.0% reduction in shipments.

In absolute terms, the North America and Latin America Business Operations led net sales growth in 2012 compared to 2011, registering increases of 15.2% and 23.6%, respectively. This growth resulted mainly from the increases in net sales per tonne shipped of 16.8% in the North America Business Operation, which was mainly due to the exchange variation in the period (average depreciation of the Brazilian real against the U.S. dollar in 2012 of 16.7%), and 20.7% in the Latin America Business Operation, mainly due to the depreciation of the Brazilian real against the different currencies of the countries in which Gerdau operates (e.g. Chilean peso: 18.2%; Colombian peso: 19.7%; Peruvian nuevo sol: 14.5%; and Mexican peso: 16.6%).

In the Brazil Business Operation, although net sales remained virtually flat (up 1.2%), we noted individual markets performed differently. In the domestic market, net sales increased 7.4% as a result of the 4.7% increase in shipments from 5,082 million tonnes in 2011 to 5,320 million tonnes in 2012, and also the 2.6% increase in net sales per tonne shipped which resulted from price increases in finished long steel products, mainly rebar, bars and shapes. The growth in domestic market shipments was mainly driven by a strong demand from the construction segment (which accounted for around 55% of the sales of this operation in 2012, up from around 50% in 2011) and from the industrial sector served by Gerdau. In addition, in view of the high price volatility in international markets, a portion of exports was redirected to the domestic market. As a result, export shipments contracted by 22.9% to 1,979 million tonnes in 2012, from 2,567 million tonnes in 2011, thus resulting in the decline in export net sales by 33.0% in the period.

In the Special Steel Business Operation, net sales decreased slightly (by 1.7%) in 2012 as compared to 2011, as a result of the reduction in shipments (-10.4%), mostly in Brazil and Spain units, which was partially offset by an increase of 9.7% in net sales per tonne, which can primarily be attributed to the United States unit and the impact of the exchange variation in the period (average depreciation in the Brazilian real against the U.S. dollar in 2012 of 16.7%). In Brazil (this country represents 38.0% of the capacity of the Special Steel Business Operation), shipments were mostly impacted by the heavy vehicle production that was brought forward to 2011, in order to avoid higher costs of the manufactures with the new Euro 5 regulations for diesel engines that took effect in January 2012 (this specific end market normally represents 40% of total demand for special steel in Brazil). In Spain (this country represents 26.0% of the capacity of the Special Steel Business Operation), the lower special steel shipments reflected the effects from Europe’s sovereign debt crisis. In the United States (this country represents 36.0% of the capacity of the Special Steel Business Operation), shipments were virtually flat, due to the continued strong demand in this market.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2012	2011	Variation Year ended December 31, 2012 /Year ended December 31, 2011
Brazil	Net sales (R$ million)	14,100	13,933	1.2%
	Cost of Sales (R$ million)	(11,630)	(11,624)	0.1%
	Gross Profit (R$ million)	2,470	2,309	7.0%
	Gross margin (%)	17.5%	16.6%
North America	Net sales (R$ million)	12,450	10,811	15.2%
	Cost of Sales (R$ million)	(11.453)	(9,682)	18.3%
	Gross Profit (R$ million)	997	1,129	(11.7)%
	Gross margin (%)	8.0%	10,4%
Latin America	Net sales (R$ million)	4,964	4,015	23.6%
	Cost of Sales (R$ million)	(4,636)	(3,505)	32.2%
	Gross Profit (R$ million)	329	510	(35.5)%
	Gross margin (%)	6.6%	12,7%
Special Steel	Net sales (R$ million)	7,389	7,517	(1.7)%
	Cost of Sales (R$ million)	(6,421)	(6,371)	0.8%
	Gross Profit (R$ million)	968	1,146	(15.5)%
	Gross margin (%)	13.1%	15.2%
Intercompany Eliminations	Net sales (R$ million)	(921)	(868)	—
	Cost of Sales (R$ million)	906	883	—
	Gross Profit (R$ million)	(15)	15	—
Total	Net sales (R$ million)	37,982	35,407	7.3%
	Cost of Sales (R$ million)	(33,234)	(30,298)	9.7%
	Gross Profit (R$ million)	4,748	5,109	(7.1)%
	Gross margin (%)	12.5%	14.4%

(*)                                 The information above does not include data from joint ventures and associate companies.

On a consolidated basis, the 9.7% increase in cost of goods sold in 2012 compared to 2011 is primarily explained by the increase in the prices of raw materials, especially metal inputs, which accounted for 48.8% of consolidated cost of sales (54% of production costs) in 2012, and increased by R$1,108 million as compared to 2011.  Furthermore, given that the operations have a fixed cost (personal plus maintenance, which represented 21.2% of consolidated production costs in 2012), independent of capacity utilization, the lower production and shipments level led to lower dilution of fixed costs, thus leading to higher cost per tonne produced and sold. These factors, as well as the ones presented in net sales, contributed to a reduction in gross margin to 12.5% in 2012, from 14.4% in 2011.

In the North America and Latin America Business Operations, gross margin contracted due to the increase in costs of sales outpacing the increase in net sales. In North America, the higher cost of sales were mainly due to higher metallic input cost, which was primarily pushed up by an 11.6% increase in scrap cost (79.5% of total metallic input) in 2012 compared to 2011. In Latin America, the higher cost of sales were also pushed up by higher scrap cost (56.8% of total metallic input), which increased 32.6% in 2012 compared to 2011. It is important to remember that both cost of sales and net sales in the North America and Latin America Business Operations were affected by the exchange variation when translated from the local currencies to the Brazilian real.

In the Special Steel Business Operation, the gross margin contraction was mainly due to lower shipments in the period (-10.4%), with consequently lower dilution of fixed costs (personal plus maintenance, which represented 26.2% of special steel production costs in 2012).

In the Brazil Business Operation, however, gross margin expanded due to higher net sales per tonne shipped (+6.0%) and higher shipments to the domestic market (+4.7%). The higher net sales per tonne was mainly due to price increases in finished long steel products, mainly rebar, bars and shapes, in the domestic market.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2012	2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Selling expenses	587	604	(2.8)%
General and administrative expenses	1,884	1,798	4.8%
Total	2,471	2,402	2.9%
Net sales	37,982	35,407	7.3%
% of net sales	6.5%	6.8%

(*)                                 The information above does not include data from joint ventures and associate companies.

In 2012, selling, general and administrative expenses increased by 2.9% compared to 2011. The 4.8% growth in general and administrative expenses can primarily be attributed to the exchange variation arising from the translation to the Brazilian real of the various currencies in the countries in which Gerdau operates (for example, the average depreciation in the Brazilian real against the U.S. dollar in 2012 was 16.7%). As for selling expenses, the decrease was due to the reduction in shipments partially offset by the exchange variation previously discussed. However, selling, general and administrative expenses as a percentage of net sales remained virtually flat at 6.5% in 2012, compared to 6.8% in 2011.

Equity in Earnings of Unconsolidated Companies

The joint ventures and associate companies, whose results are calculated using the equity method, recorded shipments of 1.1 million tonnes of steel in 2012, based on their respective equity interests, in line with the previous year, and net sales of R$1,797 million, 7.0% higher than in 2011.

Based on these companies’ results, equity income was a gain of R$8 million in 2012, versus a gain of R$63 million in 2011. This reduction was, mainly, due to lower results from Gallatin Steel, a joint venture in US. This operation commercialize flat steel, a segment that experienced a slowdown in the second half of 2012.

Income before Financial Income (Expenses) and Taxes

The Net Income before Financial Results and Taxes fell to R$2,348 million in 2012, from R$2,879 million in the fiscal year ended December 31, 2011, basically due to the lower gross profit, as explained in the section “Cost of Sales and Gross Profit”.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2012	2011	Variation Year ended December 31, 2012/ Year ended December 31, 2011
Financial income	317	456	(30.5)%
Financial expenses	(953)	(971)	(1.9)%
Exchange variation, net	(134)	52	—
Gains and Losses on financial instruments, net	(19)	(65)	(70.8)%
Total	(789)	(528)	49.4%

(*)                                 The information above does not include data from joint ventures and associate companies.

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

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial computations include other factors whose measurement involves judgment such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

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

Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest.

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

Recoverability of goodwill is evaluated at each balance sheet reporting date based on the analysis and identification of facts and circumstances that can indicate the necessity to also perform an impairment test at an interim date. If some fact or circumstance indicates that the recoverability of goodwill may be impaired as of an interim period, then the test is performed. In December 2013, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans and long-term economic-financial forecasts.

In December 2013, the Company performed an impairment test for the goodwill on the operating segments and no impairment loss was identified for the year.

The projection period for the December 2013 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. for the Brazil, Latin America, Specialty Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrating the differences among the markets in which each segment operates, as well as risk associated to them. The discount rates used were 9.2% p.a. for the North America segment (9.5% in December, 2012), 10.0% p.a. for the Special Steel segment (10.0% in December, 2012), 10.5% p.a. for Latin America segment (10.25% in December, 2012) and 11.0% p.a. for the Brazil segment (10.5% in December, 2012).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value by R$ 1,244 million for the North America segment (R$ 2,714 million in December 2012), R$ 1,661 million for the Special Steel segment (R$ 2,201 million in December 2012), R$ 431 million for the Latin America segment (R$ 995 million in December 2012), and R$ 10,661 million for the Brazil segment (R$ 10,183 million in December 2012).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitivity analysis for changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 94 million for the North America segment (R$ 1,663 million in December 2012), R$ 942 million for the Special Steel segment (R$ 1,373 million in December 2012), R$ 9,077 million for the Brazil segment (R$ 8,546 million in December 2012) and R$ 7 million for the Latin America segment (R$ 515 million in December 2012).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value by R$ 361 million for the North America segment (R$ 1,941 million in December 2012), R$ 1,127 million for the Special Steel segment (R$ 1,614 million in December 2012), R$ 9,515 million for the Brazil segment (R$ 9,045 million in December 2012) and R$ 124 million for the Latin America segment (R$ 652 million in December 2012).

Goodwill that forms part of the carrying amount of an investment in an associate or in a joint venture is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a joint venture is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or joint venture. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2013.

Additional information related to impairment of goodwill and other long lived assets are described at note 28 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities. The Company expects to meet its cash needs for 2014 primarily through a combination of operating cash flow, cash and cash equivalents and short-term investments.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2013, 2012 and 2011

In thousands of Brazilian reais (R$)

	2013	2012	2011	Variation 2013/2012	Variation 2012/2011

Cash flows from operating activities
Net income for the year	1,693,702	1,496,240	2,097,576	13.2%	-28.7%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,029,507	1,827,499	1,771,881	11.1%	3.1%
Equity in earnings of unconsolidated companies	(54,001)	(8,353)	(62,662)	546.5%	-86.7%
Exchange variation, net	544,156	134,128	(51,757)	305.7%	—
(Gains) Losses on financial instruments, net	(2,854)	18,547	65,438	—	-71.7%
Post-employment benefits	95,514	38,665	15,882	147.0%	143.5%
Stock based remuneration	38,223	36,699	13,974	4.2%	162.6%
Income tax	(241,056)	63,222	253,096	—	-75.0%
(Gains) Losses on disposal of property, plant and equipment and investments	(133,593)	7,890	21,006	—	-62.4%
Gains on available for sale securities	—	—	(28,073)	—	—
Allowance for doubtful accounts	47,345	50,084	42,980	-5.5%	16.5%
Provision for tax, labor and civil claims	205,167	171,264	261,024	19.8%	-34.4%
Interest income on investments	(135,040)	(155,638)	(265,766)	-13.2%	-41.4%
Interest expense on loans	901,273	811,416	828,106	11.1%	-2.0%
Interest on loans with related parties	(1,573)	(1,594)	(4,388)	-1.3%	-63.7%
Provision for net realisable value adjustment in inventory	56,752	141,121	56,999	-59.8%	147.6%
Release of allowance for inventory against cost upon sale of the inventory	(61,453)	(86,710)	(122,877)	-29.1%	-29.4%
	4,982,069	4,544,480	4,892,439	9.6%	-7.1%
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(23,790)	168,134	(203,041)	—	—
Decrease (Increase) in inventories	1,018,398	(264,366)	(681,604)	—	-61.2%
(Decrease) Increase in trade accounts payable	(128,942)	(522,870)	1,121,433	-75.3%	—
Decrease (Increase) in other receivables	120,645	(664,819)	(415,192)	—	60.1%
Increase (Decrease) in other payables	162,863	(314,906)	(127,854)	—	146.3%
Dividends from jointly-controlled entities	63,073	47,667	61,150	32.3%	-22.0%
Purchases of trading securities	(3,360,144)	(2,060,511)	(6,113,717)	63.1%	-66.3%
Proceeds from maturities and sales of trading securities	2,481,935	4,444,636	4,384,832	-44.2%	1.4%
Cash provided by operating activities	5,316,107	5,377,445	2,918,446	-1.1%	84.3%

Interest paid on loans and financing	(810,362)	(698,070)	(726,360)	16.1%	-3.9%
Income and social contribution taxes paid	(407,333)	(335,328)	(482,068)	21.5%	-30.4%
Net cash provided by operating activities	4,098,412	4,344,047	1,710,018	-5.7%	154.0%

Cash flows from investing activities
Additions to property, plant and equipment	(2,598,265)	(3,127,256)	(1,961,379)	-16.9%	59.4%
Proceeds from sales of property, plant and equipment, investments and other intangibles	237,203	35,334	11,473	571.3%	208.0%
Additions to other intangibles	(158,395)	(156,805)	(141,666)	1.0%	10.7%
Advance for capital increase in jointly-controlled entity	(77,103)	(206,214)	(74,785)	-62.6%	175.7%
Cash and cash equivalents consolidated in business combinations	—	16,916	—	—	—
Payment for business acquisitions, net of cash of acquired entities	(55,622)	—	—	—	—
Increase in controlling interest in associated companies	(51,383)	—	—	—	—
Purchases of available for sale securities	—	—	(723,285)	—	—
Proceeds from sales of available for sale securities	—	—	778,484	—	—
Net cash used in investing activities	(2,703,565)	(3,438,025)	(2,111,158)	-21.4%	62.9%

Cash flows from financing activities
Capital increase	—	—	3,874,329	—	—
Increase (Reduction) of capital by non-controlling interests	383,788	(116,685)	—	—	—
Purchase of treasury shares	—	(44,932)	(85,262)	—	-47.3%
Proceeds from exercise of shares	35,465	5,269	7,168	573.1%	-26.5%
Dividends and interest on capital paid	(426,988)	(523,076)	(550,706)	-18.4%	-5.0%
Payment of loans and financing fees	—	—	(25,530)	—	—
Proceeds from loans and financing	5,011,654	1,767,350	1,378,637	183.6%	28.2%
Repayment of loans and financing	(5,223,100)	(2,105,228)	(3,781,247)	148.1%	-44.3%
Intercompany loans, net	46,933	(18,992)	(90,325)	—	-79.0%
Increase in controlling interest in subsidiaries	(33,090)	—	—	—	—
Put-Options on non-controlling interest	(599,195)	—	—	—	—
Net cash (used in) provided by financing activities	(804,533)	(1,036,294)	727,064	-22.4%	—

Exchange variation on cash and cash equivalents	71,675	90,908	89,641	-21.2%	1.4%

Increase (Decrease) in cash and cash equivalents	661,989	(39,364)	415,565	—	—
Cash and cash equivalents at beginning of year	1,437,235	1,476,599	1,061,034	-2.7%	39.2%
Cash and cash equivalents at end of year	2,099,224	1,437,235	1,476,599	46.1%	-2.7%

Cash and cash equivalents totaled R$ 2,099 million, R$ 1,437 million and R$ 1,477 million on December 31, 2013, 2012 and 2011, respectively, as analyzed below:

Net cash provided by operating activities

Net cash from operating activities totaled R$4,098 million, R$4,344 million and R$1,710 million in the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

In 2013, net cash from operating activities decreased 5.7% compared to 2012. The better operating result in 2013, combined with the release of R$865 million in working capital in the period, supported an increase in the level of financial investments by the Company, resulting in relative stability in “cash generated by operating activities” before the payment of interest and income tax in the comparison periods (R$5,377 million in 2012 and R$5,316 million in 2013). On the other hand, the increase in interest payments in fiscal year 2013 (from R$698 million in 2012 to R$810 million in 2013) resulting from the bond issue in April 2013 and the increase in payments of income tax and social contribution tax (from R$335 million in 2012 to R$407 million in 2013) due to the higher operating result in the period led “net cash from operating activities” to decline from R$4,344 million in 2012 to R$4,098 million in 2013. With regard to working capital, the increase of R$24 million in trade accounts receivable, the reduction of R$1,018 million in inventories and the reduction of R$129 million in trade accounts payable had a positive impact of R$865 million on the Company’s cash from operating activities in 2013. In 2012, this impact was negative in the amount of R$619 million due to the reduction of R$168 million in trade accounts receivable, the increase of R$264 million in inventories and the reduction of R$523 million in trade accounts payable. The main factor resulting in the positive impact of R$865 million on the company’s operating cash in 2013 was the reduction in inventories, especially in the Brazil and North America Business Operations, which is explained by the efforts made over the course of the period to reduce working capital.

In 2012, net cash from operating activities increased 154.0% compared to 2011. The variation was mainly influenced by the R$2,061 million increase in purchases of trading securities in 2012, compared to the increase of R$6,114 million in 2011, the latter resulting from the capital increase of the Company in April 2011. On the other hand, the higher working capital needs in 2012 had a negative impact on the cash from operating activities of the Company of R$619 million (reduction of R$168 million in trade accounts receivable, increase of R$264 million in inventory and reduction of R$523 million in accounts payable), compared to the positive impact in 2011 of R$236 million (increase of R$203 million in trade accounts receivable, increase of R$682 million in inventory and increase of R$1,121 million in accounts payable). The main factor in the negative impact of R$619 million on the cash flow from operations of the Company was the increase in trade accounts payable, due to the higher raw material prices in 2012 compared to 2011.

Cash conversion cycle

In 2013, as a result of the increase in working capital¹ , compared to the increase in net sales in the last quarter of 2013 in relation to the last quarter of 2012, the cash conversion cycle²  decreased from 97 days at December 31, 2012 (37 days of trade accounts receivable, 91 days of inventories and 31 days of trade accounts payable) to 81 days at December 31, 2013 (36 days of trade accounts receivable, 74 days of inventories and 29 days of trade accounts payable). The main positive impact was on the inventories line, which reduced by 17 days between 2013 and 2012, due to initiatives done to reduce the Company’s working capital. The lines trade accounts receivable and trade accounts payable, which are also components of the cash conversion cycle, did not present material variations in 2013 compared to 2012.

In 2012, as a result of the increase in working capital, compared to the relative stability in net sales in the last three months of 2012 in relation to the last three months of 2011, the cash conversion cycle increased from 84 days at December 31, 2011 (36 days of trade accounts receivable, 80 days of inventories and 32 days of trade accounts payable) to 97 days at December 31, 2012 (37 days of trade accounts receivable, 91 days of inventories and 31 days of trade accounts payable). The main negative impact was on the item inventories, which increased by 11 days between 2011 and 2012 due to the exchange variation and higher raw material prices in the period. The items trade accounts receivable and trade accounts payable, which are also components of the cash conversion cycle, did not present relevant variations in 2012 compared to 2011.

Net cash used in investing activities

Net cash used in investing activities decreased by 21.4%, from R$ 3.438 million in the fiscal year ended December 31, 2012 to R$ 2.704 million in 2013, mainly due to the reduction in capital expenditures in 2013. This reduction is due to the maturation of the transformational investment cycle that has occurred in recent years and the alignment with the Company’s strategy in being more selective in approving their investments.

Net cash used in investing activities increased by 62.9%, from R$2,111 million in the fiscal year ended December 31, 2011 to R$3,438 million in 2012, mainly due to the acquisitions of fixed assets in 2012 in connection with the Company’s investment plan, especially the investments made in the Brazil Business Operation, particularly the Ouro Branco mill.

(1) Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance at end of period for all accounts).

(2) Cash Conversion Cycle: working capital, divided by net sales (in last three months), multiplied by 90.

Net cash used in financing activities

Cash flow from financing activities went from the use of R$ 1,036 million in the fiscal year ended December 31, 2012 to the use of R$ 805 million in 2013. This variation reflected the following factors: in 2013, the Company settled a put-option on non-controlling interest of R$ 599 million, for the acquisition of the 40% stake in Sidenor owned by Grupo Santander; and on the other hand, there was a positive variation from the financial application in a fixed income investment fund of R$ 500 million, when comparing the fiscal year 2012 and 2013.

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

The following table profiles the Company’s debt in the years ended December 31, 2013, 2012 and 2011 (in thousands of Brazilian reais):

	2013	2012	2011
SHORT TERM:	1,838,367	2,582,353	1,756,993
Total short-term debt	1,367,414	1,806,173	1,099,273
Debt denominated in Brazilian reais	463,996	393,579	426,046
Debt denominated in foreign currency	903,418	1,412,594	673,227
Current portion of long-term debt	443,369	518,201	616,032
Debentures	27,584	257,979	41,688

LONG TERM:	14,868,408	12,086,202	11,926,535
Total long-term debt	14,924,866	12,244,069	11,798,322
Debt denominated in Brazilian reais	2,539,761	1,879,729	1,991,673
Debt denominated in foreign currency	12,385,105	10,364,340	9,806,649
Current portion of long-term debt	(443,369)	(518,201)	(616,032)
Debentures	386,911	360,334	744,245

TOTAL DEBT:	16,706,775	14,668,555	13,683,528
Short and long-term investments, cash and cash equivalents	4,222,392	2,496,840	4,578,248
NET DEBT(1)	12,484,383	12,171,715	9,105,280

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

Total debt amounted to R$ 16,707 million, R$ 14,669 million and R$ 13,684 million in the years ended December 31, 2013, 2012 and 2011, respectively. Net debt (Net Debt is a non-gaap metric defined as short- and long-term debt plus debentures less short and long-term investments and cash and cash equivalents, broadly used by investors to measure the Company’s indebtedness position) increased from R$ 12,172 million in 2012 to R$ 12,484 million in 2013, this increment of R$ 312 million is due an increase in total debt, partially compensated by the increase in cash and cash equivalents. The increase in cash and cash equivalents, from December 2012 to December 2013, was due to the working capital reduction in the period and, to a lesser extent, to the higher operating cash generation. In 2013, total debt increased mainly due to the effects of exchange variation on foreign-denominated debt. In 2012, net debt increased by R$ 3,067 million, going from R$ 9,105 million in 2011 to R$ 12,172 million in 2012, this increase is due a decrease in cash and cash equivalents and an increase of total debt.

Of the total debt at December 31, 2013, 11.0% was short-term and 89.0% was long-term. In 2012, 17.6% was short-term and 82.4% was long-term and in 2011, short-term debt accounted for 12.8% while the remaining balance was long-term.

As of December 31, 2013, the Company’s short-term debt amounted to R$ 1,367 million. Of this total, R$ 464 million was related to financing in Brazilian reais and R$ 903 million to financing in foreign currencies. In 2013, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,838 million, representing a decrease of 28.8% relative to 2012,  this decrease was related to the Company’s bond issue in April 2013, in the amount of US$ 750 million, sought to lengthen the average debt term, which increased to 5.7 years in June 2013.As of December 31, 2012, the Company’s short-term debt amounted to R$ 1,806 million. Of this total, R$ 394 million was related to financing in Brazilian reais and R$ 1,413 million to financing in foreign currencies. At the same date, short-term debt plus the current portion of long-term debt (R$ 518 million) and debentures (R$ 258 million) amounted to R$ 2,582 million, representing an increase of 47.0% relative to 2011. The increase in the short-term debt was related to an increase in working capital needs.

As of December 31, 2013 long-term debt amounted to R$ 14,925 million. Of this total, R$ 2,540 million was denominated in Brazilian reais and R$ 12,385 million in foreign currencies. In 2013, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 14,868 million, representing an increase of 23.0% relative to 2012, mainly due to the effects of exchange variation on foreign-denominated debt over the course of 2013. The Company’s long-term debt, as of December 31, 2012 amounted to R$ 12,244 million. Of this total, R$ 1,880 million was denominated in Brazilian reais and R$ 10,364 million in foreign currencies. At the same date, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 12,086 million, representing a decrease of 1.3% relative to 2011.

As of December 31, 2013, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2015	958,861
2016	592,501
2017	4,057,773
2018	502,723
2019 and After	8,756,550
Total	14,868,408

Financial Agreements

We highlight the material financial agreements outstanding at year end 2013:

Export Credit Note (NCE) 20/00726-4

On June 30, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$ 200 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2013, the outstanding balance of the facility amounted to R$ 140 million.

Export Credit Note (NCE) 20/00727-2

On July 1, 2010, the subsidiary Gerdau Açominas S.A. issued an Export Credit Note worth R$ 150 million, maturing on June 9, 2014, with Banco do Brasil S.A. acting as the creditor. On December 31, 2013, the outstanding balance of the facility amounted to R$ 105 million.

Commercial Facility Agreement

On November 5, 2010, the subsidiary Gerdau Açominas S.A. entered into a loan agreement in the total amount of US$ 40.5 million with Deutsche Bank AG, London Branch. The Company guarantees this transaction. On December 31, 2013, the outstanding balance of this facility was US$ 40.5 million (R$ 94.9 million as of December 31, 2013).

JPMorgan Working Capital

On July 30, 2012, the subsidiary Diaco S.A. entered into a working capital financing agreement with JPMorgan Chase Bank in the total amount of US$ 60 million, denominated in Colombian Pesos (COP) and final maturity in August, 2015. The outstanding amount of this facility was US$ 60  million as of December 31, 2013 (R$ 140.6 million as of December 31, 2013) and the Company guarantees this transaction.

SC Loan Agreement

On December 26, 2012, the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 64 million, denominated in Indian Rupees (INR), with Standard Chartered Bank, with a tenor of three years. The outstanding amount of this facility was US$ 64 million as of December 31, 2013 (R$ 150 million as of December 31, 2013) and the Company guarantees this transaction.

ECGD - Export Credits Guarantee Department

During 2013, the subsidiary Gerdau Açominas S.A. borrowed US$ 30.8 million under a financing agreement signed in 2011 covered by ECGD (Export Credits Guarantee Department), the English Export Credit Agency (ECA), with the banks Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc and BNP Paribas. On December 31, 2013, the outstanding balance of this facility was US$ 188.4 million (R$ 441.3 million as of December 31, 2013).

Bonds

The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010 and 2013, the issuance of bonds each with maturity of 10 years (collectively the “Ten Year Bond”). The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2013, the outstanding balance of these bonds was R$ 10.7 billion.

Tokyo Loan Agreement

On June 6, 2013 the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 40 million, denominated in INR, with The Bank of Tokyo-Mitsubishi, with a tenor of five years. The outstanding amount of this facility was US$ 40 million as of December 31, 2013 (R$ 93.7 million as of December 31, 2013) and the Company guarantees this transaction.

NCE Banco do Brasil

On September 24, 2013, the subsidiary Gerdau Açominas issued an Export Credit Note worth R$ 660 million, maturing on August 18, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2013, the outstanding balance of the facility was R$ 660 million.

JPMorgan Loan Agreement

On October 17, 2013, the subsidiary Diaco S.A. entered into a loan agreement with JPMorgan Chase Bank in the total amount of US$ 40 million, denominated in Colombian Pesos (COP). The outstanding amount of this facility was US$ 40  million as of December 31, 2013 (R$ 93,7 million as of December 31, 2013) and the Company guarantees this transaction.

HSBC Loan Agreement

On December 19, 2013, the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 25 million with HSBC, with a tenor of five years. The outstanding amount of this facility was US$ 25 million as of December 31, 2013 (R$ 58.6 million as of December 31, 2013) and the Company guarantees this transaction.

EXIM PSI — BNDES

In December 2013 the Company raised R$ 91.8 million through the BNDES Program EXIM PSI, with a tenor of three years.

Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 56.8 million, on the balance sheet date are secured by the assets being financed.

Covenants

As an instrument to monitor the financial condition of the Company by its creditors, financial covenants are used in certain financial agreements.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., as described below:

I) Net Interest Coverage Ratio — measures the net interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2013 such covenant was 6.3 times.

II) Net Leverage Ratio — measures the level of net debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2013 such covenant was 2.5 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2013 the current ratio was 2.5 times.

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

As of December 31, 2013 and as of the date of this Annual Report on Form 20-F, the Company was in compliance with all contractual covenants related to its financial agreements.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2013 the outstanding amount was R$ 651.9 million.

On December 16, 2013, the Company concluded the roll-over and increase of its Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A and Gerdau Aços Especiais S.A. The line is divided into two tranches, being US$ 500 million for Gerdau’s North American subsidiaries borrowing needs and the other US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. This transaction has a tenor of 3 years. As of December 31, 2013, the outstanding loans under the line totaled US$ 284.8 million (R$ 667.2 million as of December 31, 2013) and are classified as working capital (US$).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see item 5-E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the total amount of R$ 1.2 billion on December 31, 2013.

Empresa Siderúrgica del Perú S.A.A.

The Company is the guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. (Siderperú) for a secured loan in the amount of US$ 150 million with Scotiabank and Banco de Crédito del Perú. On December 31, 2013, the outstanding amount of this facility was R$ 15.2 million.

The Company is the guarantor for the subsidiary Siderperú for a working capital facility with Standard Chartered in the total amount of US$ 70 million On December 31, 2013, the outstanding amount of this facility was US$ 70 million (R$ 164 million as of December 31, 2013).

The Company is also the guarantor for the subsidiary Siderperú, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 50 million (R$ 117.1 million as of December 31, 2013).

Gerdau Steel India Limited

The Company is the guarantor for the subsidiary Gerdau Steel India for a loan agreement in the amount of US$ 64 million, denominated in Indian Rupees (INR), with Standard Chartered Bank issued in December, 2012, with a tenor of three years. The outstanding amount of this facility was US$ 64 million as of December 31, 2013 (R$ 150 million as of December 31, 2013).

The Company is the guarantor for the same subsidiary for a loan agreement in the amount of US$ 40 million, denominated in INR, with The Bank of Tokyo-Mitsubishi issued in September, 2013, with a tenor of five years. On December 31, 2013, the outstanding balance of this facility was US$ 40 million (R$ 93.7 million as of December 31, 2013).

The Company is the guarantor for the same subsidiary for a financing contract in the amount of US$ 25 million with HSBC issued in December, 2013, with a tenor of five years. On December 31, 2013, the outstanding balance of this facility was US$ 25 million (R$ 58.6 million as of December 31, 2013).

Industrias Nacionales, S.A.

The Company is the guarantor for the associated company Industrias Nacionales, S.A., for a financing contract in the amount of US$ 25 million with maturity on December 12, 2014. The outstanding amount of this facility was US$ 25 million as of December 31, 2013 (R$ 58.6 million as of December 31, 2013).

The Company is the guarantor for the same associated company for a financing contract in the amount of US$ 34.9 million covered by SACE. The outstanding amount of this facility was R$ 77 million as of December 31, 2013

The Company is the guarantor for the same associated company, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 20.9 million (R$ 49 million as of December 31, 2013).

Bonds

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. are guarantors for GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc. for the issuance of bonds with maturity of 10 years. On December 31, 2013, the outstanding balance of these facilities was R$ 10.7 billion.

Dona Francisca S.A.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 8 million on December 31, 2013, corresponding to a joint liability of 51.82% of the amount.

Diaco S.A.

The Company is the guarantor for the subsidiary Diaco S.A. for a working capital facility with BBVA in the total amount of $40 million. On December 31, 2013, the outstanding amount of this facility was R$ 82 million.

The Company is the guarantor for the subsidiary Diaco S.A, Co-Borrower of the global credit line, for a working capital financing in the amount of US$ 10 million (R$ 23.4 million as of December 31, 2013), US$ 10 million (R$ 23.4 million as of December 31, 2013) and US$ 20 million (R$ 46.9 million as of December 31, 2013).

The Company is the guarantor for the same subsidiary for loan agreements with JPMorgan Chase Bank in the amounts of US$ 60 million and US$ 40 million, both denominated in Colombian Pesos (COP) with maturity in August 2015 and October 2016, respectively. On December 31, 2013, the outstanding balance of these facilities was US$ 60 million (R$ 140.6 million as of December 31, 2013) and US$ 40 million (R$ 93.7 million as of December 31, 2013).

Comercializadora Colombiana de Carbones y Coques S.A. C.I.

The Company is the guarantor for the subsidiary Comercializadora Colombiana de Carbones y Coques S.A. C.I. (Coquecol), Co-Borrower of the global credit line, for working capital financing in the amount of US$ 12 million (R$ 28.1 million as of December 31, 2013), US$ 6.2 million (R$ 14.5 million as of December 31, 2013), US$ 11 million (R$ 25.8 million as of December 31, 2013), US$ 7.8 million (R$ 18.3 million as of December 31, 2013) and US$ 13 million (R$ 30.5 million as of December 31, 2013).

Steelchem Trading Corporation

The Company is the guarantor for the subsidiary Steelchem Trading Corporation, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 28 million (R$ 65.6 million as of December 31, 2013), and US$ 12 million (R$ 28.1 million as of December 31, 2013).

Gerdau Corsa, S.A.P.I. de C.V.

The Company is the guarantor for the associated Gerdau Corsa, S.A.P.I. de C.V. for a working capital facility with HSBC in the amount of US$ 142.2 million. As of December 31, 2013 (R$ 333.1 million as of December 31, 2013).

The Company is also the guarantor for the subsidiary Gerdau Corsa, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 73 million, denominated in Mexican Pesos (MXN), (R$ 171 million as of December 31, 2013).

Sidertul, S.A. de C.V.

The Company is the guarantor for the subsidiary Sidertul, S.A. de C.V., Co-Borrower of the global credit line, for working capital financing in the amount of US$ 10.9 million, denominated in MXN, (R$ 25.5 million as of December 31, 2013).

Gerdau Aços Especiais

The Company provides guarantee for its subsidiary Gerdau Aços Especiais in a purchase contract of electric energy in the total amount of R$ 8.4 million as of December 31, 2013.

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

Dollar forward contracts: the Company entered into NDF operations (Non Deliverable Forward) in order to mitigate the foreign exchange risk on liabilities denominated in foreign currencies, mainly U.S. dollar. The counterparties of these transactions are financial institutions with low credit risk.

Swap Contracts: the Company entered into interest rate swap contracts, qualified as cash flow hedge, through which it receives a floating interest rate based on LIBOR and pays a fixed interest rate in Dollars. The purpose of this operation is to manage the risk of changes in interest rates (LIBOR) on floating rate dollar funding received.

In addition, the Company entered into cross currency swaps transactions, qualified as cash flow hedge, through which it receives a floating interest rate based on Libor in Dollars and pays a fixed interest rate based on local currency. The counterparties to these transactions are institutions with low credit risk.

					Consolidated
			Reference value		value to be received		value to be paid
Contract for Asset Protection		Position	2013	2012	2013	2012	2013	2012
Dollar forward contracts
Due in 2014			US$20.0 million	US$20.9 million	319		(1,535)

*Interest rate swap

Due in 2014	receive	Libor 6M + 0.90%	US$14.3 million	US$25.0 million	—	—	(274)	(1,646)
	pay	5.50%
Due in 2014	receive	Libor 6M + 2.30%	—	US$350.0 million	—	—	—	(5,018)
	pay	3.28%

*Cross currency swap

Due in 2017 and 2018	receive	Libor 6M +2%	US$25.0 million	—	—	—	(3,009)	—
	pay	10.17%	US$40.0 million	—
Total fair value of financial instruments					319	—	(3,283)	(8,199)

The efects of financial instruments are classified as follow:

	2013	2012
Unrealized gains on financial instruments
Current assets	319	—
	319	—
Unrealized losses on financial instruments
Current liabilities	(274)	(1,535)
Non-current liabilities	(3,009)	(6,664)
	(3,283)	(8,199)

	2013	2012
Net Income
Gains on financial instruments	14,990	—
Losses on financial instruments	(12,136)	(18,547)
	2,854	(18,547)
Other comprehensive income
Gains on financial instruments	5,363	—
Losses on financial instruments	—	(1,588)
	5,363	(1,588)

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2013 — Capital Expenditure

In fiscal year 2013, capital expenditure on fixed assets was R$ 2,598.3 million. Of this total, 62.4% was allocated to the operations in Brazil and the remaining 37.6% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,530.3 million was invested in this operation for capital expenditure. Part of this investment was for the start up of the hot rolled coil rolling mill, which happened in August 2013, and also for the new heavy plate rolling mill, both investments in the Ouro Branco mill. Another investment was the development of the mining project, leading the Company to achieve the production capacity of 11.5 million tonnes of iron ore per year. Moreover, the Company continued its investment for the new wire rod and rebar rolling mill at the Cosigua mill.

North America Business Operation — this business operation spent R$ 370.4 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

Latin America Business Operation — in 2013, the Latin American units spent R$ 173.3 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. A major part of this investment was for the capacity expansion of crude and rolled steel in Colombia.

Special Steel Business Operation — the special steel units spent R$ 524.3 million in 2013 for capital expenditure. Part of this investment was to finalize the installation of the new special steel rolling mill at the Pindamonhangaba mill. Additionally, the Company continued to invest in India and in its Monroe mill in the USA.

2012 — Capital Expenditure

In fiscal year 2012, capital expenditures for fixed assets were R$ 3,127.3 million. Of this total, 70.9% was allocated to the operations in Brazil and the remaining 29.1% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,917.7 million was invested in this operation for capital expenditure. The Ouro Branco mill completed investments in a hot rolled coil mill, with a capacity of 800,000 tonnes per year, and started the production tests. Another investment was the development of the mining project, leading the Company to achieve self-sufficiency in iron ore by the end of 2012. Moreover, the Company also started its investment for the new wire rod and rebar rolling mill at the Cosigua mill.

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

Main Capital Expenditure Currently in Progress

The disbursements in fixed assets planned for 2014 are estimated at R$ 2.9 billion, and include both strategic and maintenance investments. The table below show the main projects for the years to come:

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2015
Expansion of mining capacity to 18 million tonnes and logistics for the operation(2)	Brazil	—	2016
Expansion of mining capacity to 24 million tonnes(2)	Brazil	—	2020
Wire rod and rebar rolling mill in Cosigua mill-RJ(1),(2)	Brazil	600	2016
New melt shop at Riograndense mill-RS(4)	Brazil	650	2016
North America Business Operation
Capacity expansion from new continuous casting at St Paul mill, Minnesota(5)	USA	550	2014
Latin America Business Operation
New melt shop in Mexico (Gerdau Corsa)(3)	Mexico	1,000	2014
New structural profile rolling mill in Mexico (Gerdau Corsa)(3)	Mexico	700	2015
Expansion of crude steel capacity at all Colombia’s mills	Colombia	400	2016
Expansion of rolling capacity at all Colombia’s mills	Colombia	450	2016
Special Steel Business Operation
Expansion of rolling capacity at Mogi das Cruzes mill, São Paulo	Brazil	60	2014
Second bar inspection line in India mill	India	—	2014
Coke plant and power generation plant in India mill	India	—	2015
New continuous casting and reheating furnace at Pindamonhangaba mill, São Paulo	Brazil	—	2016
Expansion of crude steel, long steel and finishing capacities at Monroe mill, MI (2)	USA	300	2014

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be revamped.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a joint venture.

(4) Replacement of the current melt shop (450,000 tonnes capacity).

(5) Replacement of the current continuous casting (450,000 tonnes capacity).

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

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment that Gerdau uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer and benchmarking agreements with Nippon Steel, Kyoei Steel, Daido Steel, Sumitomo and Badische Stahl Werke.

As is common with mini-mill steelmakers, Gerdau usually acquires technology in the market rather than develops new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has research and development centers in Brazil, the United States and Spain used to meet the market demands for special steel, especially for the automotive industry. The Company invested in research and development R$ 210.9 million in 2011, R$ 239.7 million in 2012 and R$ 268.7 million in 2013.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

Studies from the World Steel Association indicate that world apparent steel consumption should grow by 3.3% in 2014, to reach 1, 523 million tonnes. About 74.4% of the world apparent steel consumption should occur in the developing economies, which Gerdau has a representative portion of its operations.

According to data from the Brazilian Steel Institute, Brazil steel consumption is expected to grow 3.2%, reaching 27.5 million tonnes of steel in 2014. Brazilian Central Bank estimates call for GDP growth of 1.8% in the year. The manufacturing and the agricultural industries are projected to grow 2.0% and 2.6%, respectively, in 2014, according to the Focus Report (Relatório Focus). Furthermore,  according to the Brazilian Geography and Statistics Institute (IBGE), Brazil’s construction GDP should grow by 2.4% in 2014, driven by continued growth in the real wage bill, the availability of mortgage lending and the conclusion of infrastructure works and initiatives related to the World Cup and Olympic Games.

The IMF projects GDP growth in North America for 2014 at 2.8%. This positive outlook is also supported by data from the World Steel Association, which points to steel consumption growing by 3.0% in 2014 to reach 99.8 million tonnes. The highlights in this scenario are the expected continued recovery in industrial construction, especially for energy projects, and the expected need for investments in infrastructure projects over the coming years.

In Latin America (excluding Brazil), for 2014, the estimates are optimistic, with GDP in the region projected to grow by 3.0%. According to the World Steel Association, steel consumption in Latin America, excluding Brazil, should reach 44,9 million tonnes in 2014, a growth of 5.9% over 2013, which should support a gradual increase in per-capita steel consumption in the region, which still remains at low levels.

The outlook for the special steel market in 2014 is also positive. In the North America, is expected a recovery in the heavy vehicle production and light vehicle is projected to keep growing in 2014. In Brazil, forecast for heavy vehicles production is positive due to the good performance in the agribusiness in 2014. In Europe, the auto industry has suffered a slowdown over the last few years, although it should show a gradual recovery led by the improvement of the economy in the region and the need to rebuild inventories. In India, the recovery begun in the fourth quarter of last year should continue, supported by expectations of higher spending by the public sector.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company is a guarantor of associate company Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 58,565 as of December 31, 2013). The Company is also guarantor of this same associate in an agreement with BNP Paribas to finance 85% of the principal equipment in the amount of US$ 34,935 thousand (R$ 81,839 as of December 31, 2013).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 7,666, corresponding to a joint liability of 51.82% of the amount.

The Company provides a guarantee for the working capital line of credit of its joint venture Gerdau Corsa SAPI de C.V., with HSBC bank, in the amount of US$ 142,155 thousand (R$ 333,013 as of December 31, 2013).

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 20,856 thousand (R$ 48,858 as of December 31, 2013).

The Company is the guarantor of the joint venture Gerdau Corsa SAPI de C.V., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 73,019 thousand (R$171,055 as of December 31, 2013).

The Company is the guarantor of the associate Steelchem Trading Corporation, co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 40 million (R$ 93,704 as of December 31, 2013).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The next table sets forth the Company’s contractual obligations on December 31, 2013.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Short-term debt obligations (1)	1,838,367	1,838,367	—	—	—
Long-term debt obligations (1)	14,868,408	—	1,551,362	4,560,496	8,756,550
Debentures (1)	414,495	27,584	—	—	386,911
Interest payments	4,776,004	956,138	1,641,800	1,195,330	982,736
Interest rate swap	3,283	274	—	3,009	—
Operating lease obligations (2)	258,287	61,102	75,572	45,343	76,270
Capital expenditures (3)	2,098,579	1,626,633	471,946	—	—
Unconditional purchase obligations (4)	240,224	240,224	—	—	—
Pension funding obligations (5)	143,266	113,746	5,531	6,159	17,830
Total	24,640,913	4,864,068	3,746,211	5,810,337	10,220,297

(1) Total amounts are included in the December 31, 2013 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2013.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2013, the corresponding liability has not yet been recorded in its financial statements.

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

Principal business activities outside Gerdau: In addition, he is: (i) a member of the Board of Directors of the Instituto Aço Brasil (Brazilian Steel Institute); (ii) member of the Board of Directors of the World Steel Association; (iii)  member of the Board of Directors, as well as compensation and succession and environment committees of Petróleo Brasileiro S.A — Petrobrás since October 19, 2001 and a member of the board of directors of Petrobrás Distribuidora S.A. — BR. Furthermore, he is a member of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government, and the president of the Câmara de Políticas de Gestão, Desempenho e Competitividade — CGDC (Competitiveness and Management Council), a body linked to the CDES. Jorge Johannpeter has also actively participated of non-profitable organizations, chairman of Programa Gaúcho da Qualidade e Produtividade — PGQP (Quality and Productivity Program of the State of Rio Grande do Sul), founder of Movimento Brasil Competitivo — MBC (Competitive Brazil Movement), member of Academia Brasileira de Qualidade — ABQ (Brasilian Quality Academy); President of the Governance Committee of the Movimento Todos pela Educação (All for Education) and member of the deliberative council of Parceiros Voluntários (Volunteer Partners).

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

Principal business activities outside Gerdau:  In addition he has been a member of the board of directors of Even Construtora e Incorporadora S.A. from February 2010 to April 2013 and a member of the board of directors of M. Dias Branco S.A — Indústria e Comércio de Alimentos since July, 2010. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank. He is the founder partner of A C Pastore Associados SS Ltda. a consulting company specialized in economic analysis of the Brazilian and international economy. Moreover, in the past 5 years he served as economist, analyst and economics advisor, writing articles, reports and studies on subjects related to economics. He has participated in local and international seminars and has given lectures on topics related to the Brazilian and world economies.

OSCAR DE PAULA BERNARDES NETO (born in 1946)

Education: holds a degree in Chemical Engineering and Business Administration from the Federal University of Rio de Janeiro (UFRJ).

Functions in Gerdau: has been elected as an Independent Board Member since 2002 and he is also a member of the Board of Directors of the controller company Metalúrgica Gerdau S.A.

Principal business activities outside Gerdau: In addition, he holds the following positions in other companies: (i) Member of the Audit Committee of Companhia Suzano de Papel e Celulose; (ii) Vice Chairman of the Board and Member of the Strategy and Human Resources Committees of Marcopolo S.A.; (iii) Member of the Audit and Risk Management Committees of Localiza Rent a Car S.A; (iv)  Member of the Board of Directors and Coordinator of the Human Resources Committee of DASA Medicina Diagnóstica da América Latina; (v) Member of the Finance and Governance Committees of Praxair Inc. (USA);  (vi) Senior consultant to the CEO of Johnson Electric (Hong Kong); and (vi) Consultant to the Executive Board of Davos Participações Ltda. He is also a member of the Board of Alcoa Brasil; of Amyris Brasil S.A.; and of Vanguarda S.A

ALFREDO HUALLEM (born in 1946)

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

Functions in Gerdau: Joined the Company in 1982. He became an executive officer in 1997, and held the position of Chief Operating Officer (“COO”) and member of the Gerdau Executive Committee until 2012. He was also executive officer of Metalúrgica Gerdau and Seiva until August 2012. At the beginning of 2008 he became a member of the Board of Directors (and member of Strategy Committee and Compensation and Succession Committee). He is also a member of the Board of Directors, of the parent company Metalúrgica Gerdau S.A. As from August 2, 2013, he returned to the Gerdau Executive Committee (CEG) as Executive Vice Chairman, coordinating the Committee’s Long Steel Business in North America and the Global Engineering and Industrial Processes, and to the Risk Committee of Gerdau S.A.

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

Education: Undergraduate Degree in Metallurgical Engineering from Universidade Federal do Rio Grande do Sul (Federal University of Rio Grande do Sul), in 1985 and a Master’s Degree in Business Administration from the same University in 2001. In 2008 he completed the Gerdau Business Program and in 2010 he attended the Stanford Executive Program at Stanford University in the United States

Professional Experience: He started his career in 1984 as an Intern in the Engineering area at Gerdau being, subsequently, hired as Technical Advisor in this same area. In 1992, he took the responsibility for coordinating the area of Management Systems of Aços Especiais Piratini. In 2000, he accumulated the responsibility for the Human Resources unit. In 2001 he served as Manager of the Management System area of Integrated Regional Units of Long Steel Brasil. In 2003 he was transferred to the City of Porto Alegre where he started coordinating the global implementation and structuring of Gerdau Business System and Total Safety System, where he was promoted to Director of Management Systems in 2004. In January, 2006, he was promoted to the position of Executive Director of Gerdau Riograndense and Guaíra and in 2007 he was promoted to the position of Corporate Director of Human Resources, the position in which he added, over time, the processes of Organizational Development and Management Systems. Nowadays he holds the position of Executive Vice-President of Human Resources, Management and Organizational Development, Technology Management, Environment, Health and Safety and Information Technology, as well as, member of Executive Committee of Gerdau S.A. and its parent company Metalúrgica Gerdau S.A.

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

Principal business activities outside Gerdau: André Pires has over 25 years’ experience in the international market. He started his career in 1988 as a research analyst at Banco Geral do Comercio in Brazil. Five years later, he moved to the United States, where he served as resource manager at Montgomery Asset Management in San Francisco, California. In 1994, he returned to Brazil as CEO of the Brokerage House of Banco Geral do Comércio and later worked at Banco BBA Creditanstalt. His next position was prospecting business in Brazil for BNP Paribas, France’s largest financial institution, where he served as division director of resource management. He is today a member of Administrative Board of Abrasca — Association of Publicly held Companies.

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

Claudio Johannpeter

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

In 2013, Directors and Executive officers from Gerdau were paid a total of R$ 30,7 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, using as performance indicator, actual EBITDA versus planned EBITDA and on individual performance. The first factor influences 60% and the second 40% in the amount of the variable remuneration for more or less.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad.  About 18% of participants are in the Defined Benefit plans and 82% in a Defined Contribution plan.

During 2013, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1,1 thousand to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30th, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as of April 28, 2005. From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In order to align the potential total compensation to market measures, the Compensation and Succession Committee approved respectively in 2012 and on 2013, to the Chief Executive Officer (CEO) and to the Chief Operating Officer (COO) a change to the grant to 75% and then to 120% of their annual base salaries and to the the Vice-Presidents to 30% and then to 40%.

The intent of such Program to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business remain s. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

To meet the effort of aligning globally both the compensation programs and the business needs, the Human Resources team supported by the HAY Group Consultancy, expert in compensation related matters, reviewed the Long Term Compensation Program in order to tie significant part of this compensation to a long term financial metric, in this case the ROCE (Return on Capital Employed), which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010.

The Chief Executive Officer (CEO), the Board Members and Director positions and higher will have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

In a shareholders meeting, held in September, 19th, 2013,  changes to the Program were approved to better support the fulfillment of long term goals. These changes consisted of the inclusion of new “vehicles” such as Restricted Shares, Performance Shares, Differed Shares and also allowed participants to convert voluntarily up to November 17th 2013, their Stock Options or Share Appreciation Rights to Restricted Shares, through a calculation methodology that assured that there would be equivalent fair value among them.

The fair value calculation was determined by a specialized external consultancy and the trinomial evaluation method was used. The Restricted Shares resulting from the conversion will be exercised in five equal instalments on the following schedule: December 9th,2013, March 20th, 2015, March 20th, 2016, March 20th, 2017 and March 20th, 2018.

The Compensation and Succession Committee approved all stock option grants since the program has begun.

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 25 for a complete summary of the stock option plans):

Stock Options

Grant Date:	Dec-03	Dec-04	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12
Vesting Date:	Jan-09	Jan-10	Jan-08	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15	Jan-16	Jan-17	Jan-18
Expiration Date:	Dec-13	Dec-14	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22
Exercise Price:	R$ 6.78	R$ 10.58	R$ 10.58	R$ 12.86	R$ 17.50	R$ 26.19	R$ 14.91	R$ 29.12	R$ 22.61	R$ 14.42	R$ 18.58
Total Options Granted to Directors and Executive Officers	635,121	554,528	284,222	1,122,308	842,545	662,143	1,209,467	984,244	635,090	893,711	847,518
Exercised Options	635,121	524,473	284,222	56,286	6,981	0	0	0	0	0	0
Cancelled Options	0	0	0	0	0	0	0	0	97,048	0	33,326
Options converted to Restricted Shares	0	30,055	0	1,066,022	835,564	662,143	1,209,467	659,597	231,635	383,455	356,479

Restricted Shares resulted from the Stock Options Conversion

Grant Date:	Sep-13
Graded Vesting: 5 years *		Accumulated
		Number of Shares
Conversion Price:	R$ 16.50
Total Options Granted to Directors and Executive Officers	2,814,835	2,814,835
Exercised Restricted Shares	562,962	562,962
Cancelled restricted Shares	0	0

* 5 equal instalments: Dec 9th,2013, Mar 20th, 2015, Mar 20th, 2016, Mar 20th, 2017 and Mar 20th, 2018

2013 Grant - Restricted Shares and Performance Shares from New Program

	Restricted	Performance
	Shares	Shares
Grant Date:	Dec-13	Dec-13
Graded Vesting: 5 years *		Mar-19	Accumulated
			Number of Shares
Conversion Price:	R$ 18.36	R$ 18.36
Total Options Granted to Directors and Executive Officers	189,558	767,885	957,443
Exercised Restricted Shares	0	0	0
Cancelled restricted Shares	0	0	0

* 5 equal instalments: Mar 20th, 2015, Mar 20th, 2016, Mar 20th, 2017, Mar 20th, 2018 and Mar 20th, 2019

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

Furthermore, the Gerdau S.A and Metalúrgica Gerdau S.A also have an information disclosure policy that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders, officers and managers, members of the Board of Directors and Board of Auditors and any organs or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies.

The structure is composed of three levels and has maintained the existing governing bodies: the Board of Directors, the Executive Committee (together with the Board of Officers) and Business Operations Committee.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Group’s business. The Board may have up to eleven members; currently there are two independent Board members. The Board has four Committees: Corporate Governance; Strategy; Compensation and Succession; and Risks. According to the Ordinary General Meeting of Shareholders, held on April 19, 2013, the members of the Board of Directors, whose terms of office expire on April 30, 2014, are:

Chairman

Jorge Gerdau Johannpeter (1), (2)

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1), (2), (3)

Member

André Bier Gerdau Johannpeter (2), (4)

Claudio Johannpeter (2), (4)

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

Risk Committee: its main duties are monitoring relevant topics, such as reviews of the status of the Sarbanes Oxley controls, adequacy of risk controls associated with each macro process and / or operation, including, but not limited to, environmental risks, enterprise security, information security, through evaluation of the indicators of GBS (Gerdau Business System), the work of internal audit on operational risks, statistics, as well as relevant Ethic and Compliance issues and legal contingencies, subject to the provisions of Policy on Risk Management published on the Company website.

The members of the Board of Executive Officers and the Gerdau Executive Committee are the same:

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Vice Presidents

André Pires de Oliveira Dias

Claudio Johannpeter

Expedito Luz

Francisco Deppermann Fortes

Manoel Vitor de Mendonça Filho

Ricardo Giuzeppe Mascheroni

Board of Executive Officers: Statutory Board whose members are responsible for the representation of the company and performance of the acts needed for the company’s standard operations.

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and ensure best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into business operations (BOs), defined by product line and/or geographical location: BO - Brazil, BO - Special Steel Products, BO - North America and BO - Latin America. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Gerdau Companies, such as finance, accounting, human resources and planning. Committee’s members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

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

Board of Auditors

Under Brazilian Corporate Law, the board of auditors (“Conselho Fiscal”) is a shareholder nominated audit board and an independent corporate body of the board of directors, management and the company’s external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) doesn’t need to have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of an U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board of directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005, amended the Company’s by-laws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date approved the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter (“regimento interno”) that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the “Board of Auditors”.

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 19, 2013.

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Carlos Roberto Schröder	02/19/1940	Effective	2005
Roberto Lamb	06/06/1948	Effective	2007
Geraldo Toffanello	10/12/1950	Alternate	2013
Tranquilo Paravizi	05/07/1934	Alternate	2001
Décio Lopes do Couto	03/03/1952	Alternate	2013

The Shareholder’s Ordinary Meeting has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues. Mr. Charneski holds a bachelor degree in Accounting (1974) and has 40 years of experience as auditor and consultant. Since 1988, he has been the founder and partner of Charneski Assessoria e Consultoria Ltda., formerly an independent auditing and consulting firm that was restructured in 2010, by strategic decision of its partners, in order to continue providing only consulting services. He had also worked at Price Waterhouse from 1971 to 1988 and had been named Acting Partner in the latter years. Currently Mr Charneski holds the position of member of the Board of Auditors of Gerdau S.A, as well as of Grandene S.A. He was a member of the Board of Auditors of Forja Taurus S.A from 1998 to 2007 and of Plascar Participações Industriais S.A in 2009.

Mr. Schröder holds a bachelor degree in Accounting from Universidade Federal do Rio Grande do Sul (1968) and worked as Financial Officer and Manufacturing Officer for large companies in Brazil.

Mr. Lamb holds a degree in Physics from Universidade Federal do Rio Grande do Sul (1972), post-graduation in Monetary Economy from FRE/RS (1987) and a master in Administration (Finance) from Universidade Federal do Rio Grande do Sul (1993). Currently, Mr. Lamb holds the position of (i) Finance Administration Professor at Universidade Federal do Rio Grande do Sul (since 1998); (ii) member of the Board of Auditors of Gerdau S.A., as well as AES Tietê S/A (since April, 2012) and Marfrig S/A (since April, 2011); (ii) alternate member of the Board of Auditors of AES Elpa S/A and Petrobras S/A. He was member of the Board of Auditors of the following companies: Seara Alimentos Ltda., Marcopolo S/A, Gerdau S.A. (from 2007 to 2008), Rio Grande Energia S/A and AES Eletropaulo.

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2010	22,577	18,713	41,290
2011	23,516	19,304	42,820
2012	22,658	19,211	41,869
2013	22,278	19,337	41,615

Outsourced*	Brazil	Overseas	Total
2010	7,676	3,565	11,241
2011	7,734	3,799	11,186
2012	8,147	3,303	11,450
2013	7,637	4,128	11,765

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau .

As of December 31, 2013, the Company employed 41,615 at its industrial units excluding joint ventures. 54% of this total is based in Brazil and the remainder in South America, North America,Europe and India, which have 5,123, 10,799, 2.515 and 900 employees, respectively.

As labor unions in Brazil and other Countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to the general market. 35% of the employees of Gerdau in North America are unionized.

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

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of January 31, 2014.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	100	0.00	517,081	0.05
Frederico C. Gerdau Johannpeter	100	0.00	392,077	0.03
Germano H. Gerdau Johannpeter	100	0.00	382,969	0.03
Klaus Gerdau Johannpeter	100	0.00	382,969	0.03
Affonso Celso Pastore	—	0.00	13,593	0.00
Oscar de Paula Bernardes Neto	—	0.00	85,817	0.01
Manoel Vitor de Mendonça Filho	—	0.00	81,235	0.01
André Bier Gerdau Johannpeter	23,885	0.01	321,311	0.03
Claudio Johannpeter	38,435	0.01	133,407	0.01
André Pires de Oliveira Dias	—	0.00	2,554	0.00
Expedito Luz	—	0.00	13,138	0.00
Alfredo Huallem	—	0.00	5,623	0.00
Francisco Deppermann Fortes	—	0.00	35,813	0.00
Ricardo Giuzeppe Mascheroni	—	0.00	17,827	0.00
TOTAL	62,720	0.02	2,385,414	0.20

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

The following table shows the vesting options (all Gerdau S.A. preferred shares) to each director and executive officer as of January 31, 2014.

Exercise Price (R$)	29.12	22.61	14.42	18.58			Conversion Price R$ 16,5			Conversion Price R$ 18,36
Grant date	Dec-09	Dec-10	Dec-11	Dec-12
Vesting date	Jan-15	Jan-16	Jan-17	Jan-18
Expiration date	Dec-19	Dec-20	Dec-21	Dec-22			Graded Vesting: 5 equal instalments: Dec 9th, 2013, Mar 20th, 2015, Mar 20th, 2016, Mar 20th, 2017 and Mar20th, 2018			Graded Vesting: 5 equal instalments: Mar 20th, 2015/2016/2017/2018 and 2019	Clif Vesting Mar/19

Names	Stock Options	Stock Options	Stock Options	Stock Options	Stock Options Balance	Stock Options Converted to Restricted Stocks	Restricted Shares Resulted from the Conversion	1st Vesting in Dec/13	Outstanding	Restricted Shares	Performance Shares	Outstanding Restricted and Performance Shares
Jorge Gerdau Johannpeter	65,759	63,689	105,104	85,834	320,386	1,212,168	634,774	126,954	507,820	0	154,213	788,987
Germano H Gerdau Johannpeter	65,759	31,844	52,427	41,851	191,881	1,083,663	544,670	108,934	435,736	0	75,146	619,816
Klaus Gerdau Johannpeter	65,759	31,844	52,427	41,851	191,881	1,083,663	544,670	108,934	435,736	0	75,146	619,816
Frederico C Gerdau Johannpeter	65,759	54,135	89,126	72,465	281,485	1,173,267	607,487	121,497	485,990	0	130,036	737,523
Claudio Johannpeter(1)	17,682	35,527	58,490	38,751	150,450	211,324	121,175	24,235	96,940	54,367	81,550	257,092
Alfredo Huallem	3,730	8,538	14,043	8,370	34,681	68,288	36,368	7,273	29,095	0	16,336	52,704
Affonso Celso Pastore	3,705	6,369	10,485	8,370	28,929	95,104	50,728	10,146	40,582	0	16,336	67,064
Oscar de Paula Bernardes Neto	3,705	6,369	10,485	8,370	28,929	65,123	36,754	7,351	29,403	0	16,336	53,090
Andre Bier Johannpeter	18,545	37,260	61,347	76,746	193,898	205,877	115,909	23,181	92,728	70,898	106,347	293,154
Manoel Vitor de Mendonca Filho	3,264	7,158	12,982	20,151	43,555	60,329	30,869	6,173	24,696	15,948	23,921	70,738
Ricardo Giuzeppe Mascheroni	2,559	6,261	12,441	18,105	39,366	46,057	24,083	4,816	19,267	14,328	21,492	59,903
Expedito Luz	3,966	7,968	13,119	16,266	41,319	48,299	26,611	5,322	21,289	12,463	18,695	57,769
Francisco Deppermann Fortes	2,351	5,218	10,818	14,640	33,027	44,725	23,109	4,621	18,488	11,587	17,380	52,076
Andre Pires de Oliveira Dias	2,104	4,227	6,962	5,943	19,236	36,530	17,628	3,525	14,103	9,967	14,951	42,546
Total	324,647	306,407	510,256	457,713	1,599,023	5,434,417	2,814,835	562,962	2,251,873	189,558	767,885	3,772,278

(1) Claudio Johannpeter — was a full time Board member until August 1, 2013 and from August 2nd, 2013 on, also an Executive Officer.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved the amendment to the Preferred Stock Option Plan, with the options already granted that had not been yet exercised under the scope of the “Long-Term Incentive Program” converted to “Restricted Shares,” whose restriction in this case is the vesting period. Said conversion was based on the fair value of the option calculated by an independent consulting firm. Bloomberg was contracted to perform the equivalence calculation.

The Restricted Stocks and Performance Shares granted in December 2013 are a projection, which will be approved by the Compensation and Succession Committee Meeting to be held in February.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of January 31, 2014, Gerdau S.A. had 571,929,945 common shares and 1,132,312,478 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2014, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	439,481,675	76.61	252,841,484	22,06
BNDES Participações S.A. — BNDESPAR	37,917,222	6,61	21,218,074	1.85
Members of the board of directors and executive officers as a group (14 members)	62,720	0.01	2,385,414	0.20

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 76.61% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2014 there were 300,066,692 ADRs outstanding, representing 26.2% of Gerdau S.A. preferred shares and the number of record holders were 39.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2013	Largest amount during the period covered
1	Guarantee for company Dona Francisca Energética in a R$72,156 thousand loan granted by the BNDES in 2003. No remuneration.	Associate	72,156	07/15/03	12/2014	Settlement of the agreement	4,867	7,612
2	Guarantee for company Dona Francisca Energética in a R$37,448 thousand loan granted by Banco Bradesco in 2003. No remuneration.	Associate	37,448	06/16/03	12/2014	Settlement of the agreement	2,799	4,510
3	Indac Ind. e Com. S.A. stands guarantor for our Company in all loans with the BNDES, and debentures of the 7th, 8th, 9th, and 11th issue, with no restrictions on amounts and date. Remuneration of 0.95% p.a. on the amount payable.	Parent Company	—	—	Undetermined	Settlement of the agreement	651,276	854,869
4	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$ 291,959 thousand. No remuneration.	Subsidiary	437,387	07/26/05	02/2021	Settlement of the agreement	536,109	1,226,262
5	Guarantee for Siderúrgica Del Peru in a loan granted by banks Banco de Crédito Del Peru (BCP) and Scotiabank in an amount of up to US$150,000,000.00. No remuneration.	Subsidiary	294,795	05/24/07	04/2014	Settlement of the agreement	15	15
6	Co-guarantee for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$ 1,500,000,000.00. No remuneration.	Subsidiary	1,744,000	10/22/07	10/2017	Settlement of the agreement	3,513,900	3,558,750
7	Guarantee for Diaco S.A. in a financing granted by Banco BBVA Colômbia of up to COP 61,500,000,000.00, equivalent to US$35,000,000.00 on the agreement’s date. No remuneration.	Subsidiary	55,832	07/16/08	06/2017	Settlement of the agreement	81,991	83,038
8	Guarantee for Gerdau Aços Especiais S.A. in an electricity purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the present value of up to R$ 8.4 million.	Subsidiary	1,664	09/23/08	09/2016	Settlement of the agreement	8,354	8,354
9	Guarantee for Siderúrgica del Peru S.A. in an uncommitted facility of up to US$ 70,000,000.00 with bank Standard Chartered.	Subsidiary	148,071	10/30/08	Undetermined	Settlement of the agreement	163,982	166,075
10	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$ 1,250,000,000.00. No remuneration.	Subsidiary	2,188,125	11/30/09	01/2020	Settlement of the agreement	2,904,824	2,965,625
11	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 25,000,000.00 granted by Banco BNP Paribas for the funding of construction works and acquisition of supplementary equipment.	Associate	43,300	12/07/09	07/2015	Settlement of the agreement	58,565	59,313
12	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 34,935,000.00 granted by Banco BNP Paribas for the funding of the acquisition of 85% of the principal equipment.	Associate	59,229	05/28/10	01/2019	Settlement of the agreement	77,019	78,002
13	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in September/2010 in an amount of up to US$1,250,000,000.00.	Subsidiary	2,117,750	01/10/10	09/2021	Settlement of the agreement	2,779,495	2,965,625
14	The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million	Subsidiary	148,352	08/17/11	03/2014	Settlement of the agreement	117,130	189,800
15	The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 20.9 million.	Associate	112,852	08/17/11	03/2014	Settlement of the agreement	48,858	49,482

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2013	Largest amount during the period covered
16	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million.	Subsidiary	18,544	08/17/11	03/2014	Settlement of the agreement	23,426	23,725
17	The Company is the guarantor of associate Gerdau Corsa S.A.P.I. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US $73 million.	Associate	123,293	08/17/11	08/2014	Settlement of the agreement	171,055	173,238
18	The Company is the guarantor of subsidiary Siderúrgica Tultitlán S.A. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US $10.9 million.	Subsidiary	20,434	08/17/11	06/2014	Settlement of the agreement	25,519	25,844
19	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 20 million.	Subsidiary	34,782	08/17/11	07/2014	Settlement of the agreement	46,852	47,450
20	The Company is the guarantor of associate Steelchem Trading Corporation, co-borrower of a global credit line for financing of working capital in the amount of US$ 28 million.	Associate	56,596	08/17/11	06/2014	Settlement of the agreement	65,593	66,430
21	The Company is the guarantor of associate Steelchem Trading Corporation, co-borrower of a global credit line for financing of working capital in the amount of US$ 12 million.	Associate	24,367	08/17/11	03/2014	Settlement of the agreement	28,111	28,470
22	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 12 million.	Subsidiary	23,705	08/17/11	02/2014	Settlement of the agreement	28,111	28,470
23	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 6,2 million.	Subsidiary	12,469	08/17/11	03/2014	Settlement of the agreement	14,505	14,691
24	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 7,8 million.	Subsidiary	15,690	08/17/11	04/2014	Settlement of the agreement	18,362	18,596
25	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 13 million.	Subsidiary	29,774	08/17/11	07/2014	Settlement of the agreement	30,454	30,843
26	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$ 750,000,000.00.	Subsidiary	1,501,275	08/04/13	04/2023	Settlement of the agreement	1,530,889	1,779,375
27	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a global credit line for financing of working capital in the amount of US$ 11 million.	Subsidiary	24,229	08/17/11	04/2014	Settlement of the agreement	25,769	25,769
28	The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million.	Subsidiary	23,249	08/17/11	05/2014	Settlement of the agreement	23,426	23,426
29	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with Tokyo Bank in the amount of US$ 40 million.	Subsidiary	92,996	09/24/2013	09/2018	Settlement of the agreement	93,704	93,704
30	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with Tokyo Bank in the amount of US$ 64 million.	Subsidiary	148,794	12/26/12	12/2015	Settlement of the agreement	149,926	149,926

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2013	Largest amount during the period covered
31	The Company is the guarantor of subsidiary Diaco S.A. in a loan with J.P. Morgan in the amount of US$ 40 million.	Subsidiary	92,996	10/22/13	11/2016	Settlement of the agreement	93,704	93,704
32	The Company is the guarantor of subsidiary Diaco S.A. in a loan with J.P. Morgan in the amount of US$ 60 million.	Subsidiary	140,556	02/08/12	08/2015	Settlement of the agreement	140,556	140,556
33	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with HSBC in the amount of US$ 25 million.	Subsidiary	58,565	12/27/13	08/2017	Settlement of the agreement	58,565	58,565
34	The Company is the guarantor of associate Gerdau Corsa S.A.P.I de CV in a loan with HSBC in the amount of US$ 142,2 million.	Associate	333,013	07/06/13	04/2014	Settlement of the agreement	333,013	333,013
35	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$ 660 million.	Subsidiary	660,000	09/24/13	08/2020	Settlement of the agreement	660,000	660,000
36	Current account (asset) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/05	Undetermined	Not applicable	7,734	13,891
37	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/10	Undetermined	Not applicable	4,605,463	4,666,096
38	Current account (asset balance) with GTL Dona Francisca Energética S.A. Pays the contracted charges plus exchange variance.	Associate	—	09/12/13	Undetermined	Not applicable	74	74
39	Renting agreement of commercial room of area of 840 m2 of buuilding placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 50 thousand	Subsidiary	50	01/01/13	12/2015	Maturity	50	50
40	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Especiais S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2013, repurchase transactions amounted to R$ 132,319, while sales totaled R$ 18,554 .	Subsidiary	—	—	Undetermined	Maturity	766	155,044
41	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2013, repurchase transactions amounted to R$ 105,981, while sales totaled R$ 155,205 .	Subsidiary	—	—	Undetermined	Maturity	223,553	342,000
42	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Açominas S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2013, repurchase transactions amounted to R$ 73,553, while sales totaled R$ 50,587.	Subsidiary	—	—	Undetermined	Maturity	—	86,969
43	Gerdau S.A. usually trades its own debentures on behalf of Metalúrgica Gerdau S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2013, repurchase transactions amounted to R$ 10,478, while sales totaled R$ 0 .	Parent Company	—-	—	Undetermined	Maturity	7,553	22,619
44	Gerdau S.A. usually trades its own debentures on behalf of Gerdau BG Participações S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2013, repurchase transactions amounted to R$ 1,569, while sales totaled R$ 238 .	Parent Company	—	—	Undetermined	Maturity	808	2,127
45	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Aços Especiais Europa Gerdau AZA S.A., Diaco S.A., Gerdau Laiza S.A.,Siderurgica Tultitlán, S.A. DE C.V., Sidenor Villares Rolling Mill Rolls SL and Villares Corporation of America). Sales in the period amounted to R$ 268,757.	Subsidiaries	—-	—	Undetermined	Maturity	15,469	53,121
46	Gerdau S.A. has accounts payable derived from purchases to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A.). Purchases in the period totaled R$ 141,608.	Subsidiaries	—-	—	Undetermined	Maturity	5,491	5,491

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2013.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 17 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2013, 2012 and 2011 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2013	2012	2011	2013	2012	2011
Tax	1,057,697	862,597	672,652	1,093,517	872,272	666,681
Labor	214,501	200,205	217,696	57,456	45,932	37,829
Other	22,400	18,579	17,370	4,434	4,374	8,970

Tax Provisions

Part of these provisions correspond to tax matters. The most significant provisions of contingencies are related to:

• R$ 25 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 32 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ) and Income Tax (“Imposto de Renda Pessoa Jurídica — IRPJ).

• R$ 51 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), and the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the judicial deposit made will be used to settle the provision. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 911 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS)  credits, (ii) taxation of those Contributions over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contributions.

• R$ 38 million related to other taxes, discussed in cases, for which the probability of loss is more likely than not.

There are other contingent tax liabilities, for which the probability of losses are not more likely than not and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•              The Company and its subsidiary, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 753  million. No reserve for contingency was set aside for these claims, as the probability of loss is not probable.

• The Company and its subsidiaries, Gerdau Açominas S.A.; Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 228 million.

• The Company and its subsidiaries, Gerdau Internacional Empreendimentos Ltda.  and Gerdau Aços Especiais S.A., are part in legal proceedings discussing taxation of Corporate Income Tax (IRPJ) and Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL) over profits generated abroad, in the amount of R$ 1,328  million. The Company has not made a reserve for contingency, as the Company, with the assistance of its legal consultants consider the probability of loss as possible but not probable.

• The Company’s subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., have administratively challenged the disallowance of the deductibility of a premium generated through a corporate reorganization in 2005, in accordance with articles 7 and 8 of Law no. 9532/97. The premium was deducted from the tax bases of the income tax and social contribution on profits in the 2005-2010 period. The total updated amount under discussion is R$3,225 million. No reserve for contingency was established, since the Company believes, based on the opinion of its legal advisers, that the likelihood of an adverse decision is merely possible.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2013 of R$ 215 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2013, totaling R$ 57 million.

Other Provisions

The Company is also defending civil proceedings related to other provisions arising from the normal course of its operations. Such provisions for these claims amount as of December 31, 2013 to R$ 22 million. On the same date, judicial deposits related to these provisions amount to R$ 4 million. Other contingent liabilities for which chances of loss are not more likely than not, involving uncertainties as to their occurrence (and therefore, not included in the provision for contingencies), are comprised of:

Antitrust Proceedings

The antitrust process involving Gerdau S.A. is related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (“Secretaria de Direito Econômico”or “SDE”) and based on public hearings, the SDE is of the opinion that a cartel existed. The process was sent to the Administrative Council for Economic Defense (“Conselho Administrativo de Defesa Econômica”or “CADE”), for judgment.

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

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August 30, 2006 to suspend the effect of the CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (R$ 245 million). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after it was contested by CADE.

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

There are other contingent antitrust liabilities, for which the probability of losses is not more likely than not and, therefore, are not recognized in the provision for contingencies. This claim is comprised by:

In September 2008, the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants engaged in anticompetitive activities. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and December, 31, 2007, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure.

Arbitration Dispute

The Company is involved, through one of its subsidiaries, in an arbitration dispute that has a confidential nature. Although management believes that chances of loss are not more likely than not, we estimate, based on a legal advisers’ opinion, that the contingent liability would be of approximately R$ 22.2 million.

Other Civil Litigation

The Company is involved as a defendant, either directly or through its affiliates, in other disputes for which chances of loss are not more likely than not. The aggregate amount involved in such disputes is R$ 78.6 million.

No Material Effect

Management believes that the probability of losses as a consequence of other contingencies is not more likely than not, and that were they to arise, they would not have a materially adverse effect on the consolidated financial position of the Company, its consolidated results of operations or its future cash flows.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2013, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 558,1 million or 2,9% of total paid-in capital of R$ 19,249.1 million

According to Law 9,457, holders of Preferred Shares in a Brazilian corporation were entitled to dividends at least 10% greater than the dividends paid on Common Shares, unless one of three exceptions described in the Law holds. Gerdau S.A.’s executive directors presented a proposal at the 2002 shareholders’ meeting, to grant both Common and Preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

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

B. SIGNIFICANT CHANGES

Board of Directors, Executive Committee and Board of Auditors.

Since August 2, 2013, Claudio Johannpeter returned to the Gerdau Executive Committee (CEG) as Executive Vice Chairman, coordinating the Committee’s Long Steel Business in North America and the Global Engineering and Industrial Processes, and to the Risk Committee of Gerdau S.A.

ITEM 9.                THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Information

Preferred Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred stock (GGBR4) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2009	27.89	10.37	16.25	4.41
2010	29.61	18.51	16.65	10.79
2011	23.47	10.49	14.00	6.53
2012	20.35	14.16	10.37	7.51
2013	19.07	11.74	9.35	5.23

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2012
1Q	18.68	14.16	10.37	7.57
2Q	17.68	15.16	9.63	7.51
3Q	20.35	16.33	10.09	8.02
4Q	19.05	17.09	9.41	8.22
2013
1Q	19.04	14.61	9.35	7.28
2Q	15.44	11.74	7.71	5.23
3Q	17.59	12.61	7.56	5.56
4Q	19.07	16.28	8.29	7.36

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2013
January	19.04	16.87	9.35	8.43
February	17.39	15.49	8.85	7.90
March	15.80	14.61	8.08	7.28
April	15.44	13.78	7.71	6.96
May	15.33	12.91	7.63	6.04
June	13.33	11.74	6.23	5.23
July	14.56	12.61	6.44	5.56
August	17.59	14.65	7.28	6.40
September	17.57	16.39	7.56	7.42
October	17.74	16.28	8.19	7.36
November	18.80	17.55	8.29	7.64
December	19.07	17.81	8.11	7.49
2014
January	18.15	16.61	7.59	6.84
February	14.37	16.89	7.09	6.16
March, 14	13.65	14.44	5.82	6.23

Source: Bloomberg

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2009	16.19	4.38
2010	16.79	11.04
2011	14.22	6.53
2012	10.43	7.49
2013	9.51	5.32

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2012
1Q	10.43	8.03
2Q	9.65	7.49
3Q	10.20	8.01
4Q	9.47	8.22
2013

1Q	9.51	7.32
2Q	7.75	5.32
3Q	7.68	5.60
4Q	8.26	7.41

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2013
January	9.51	8.48
February	8.87	7.99
March	7.32	8.10
April	7.75	6.96
May	7.65	6.04
June	6.26	5.32
July	6.48	5.60
August	7.33	6.34
September	7.68	7.29
October	8.19	7.41
November	8.26	7.66
December	8.22	7.53
2014
January	7.62	6.88
February	7.10	6.22
March, 14	6.26	5.82

Source: Bloomberg

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2009	21.24	8.09	12.45	3.45
2010	22.70	13.99	12.43	8.09
2011	17.43	8.91	10.39	5.36
2012	16.24	12.01	8.42	6.25
2013	16.63	10.75	8.19	4.81

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2012
1Q	15.14	12.01	8.42	6.42
2Q	14.54	12.74	7.81	6.33
3Q	16.24	13.18	8.04	6.25
4Q	15.57	14.13	7.66	6.81
2013
1Q	16.63	13.09	8.19	6.52
2Q	13.66	10.75	6.77	4.81
3Q	14.72	11.20	6.55	4.94
4Q	15.53	13.67	6.91	6.16

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2013
January	16.63	14.94	8.19	7.39
February	15.38	13.87	7.74	7.04
March	14.14	13.09	7.25	6.52
April	13.66	12.47	6.77	6.30
May	13.42	11.89	6.67	5.57
June	12.19	10.75	5.68	4.81
July	12.54	11.20	5.59	4.94
August	14.36	12.66	6.63	5.77
September	14.72	13.59	6.55	5.97
October	14.93	13.67	6.91	6.16
November	15.44	14.50	6.81	6.32
December	15.53	14.60	6.59	6.19
2014
January	15.00	13.42	6.34	5.53
February	13.57	11.63	5.70	4.98
March, 14	11.61	11.00	5.01	4.67

Source: Bloomberg

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

Trading on the BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See specific regulation for foreign investments in Brazil.

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

On March 21, 2011, CVM approved the new text of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA that became effective on May 10, 2011. As of the effective date aforementioned, therefore, the companies listed on Level 1segment of BM&FBOVESPA are subject to what has been laid out in the Corporate Governance Level 1 Listing Rules, in accordance with the changes.

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

CVM has issued Instruction N. 480, of December 7, 2009, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. The referred CVM Instruction N. 480/09 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to present annually to CVM a Reference Form (“Formulário de Referência”) containing all of the company’s relevant information and to update the information contained therein as soon as any relevant changes occur.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law N. 4,131/62 and CMN (Conselho Monetário Nacional) Resolution N. 3,844/10 or as a portfolio investment under CMN Resolution N. 2,689/00 and CVM Instruction N. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction N. 1,183, of August 22, 2011, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day.  In 2013, 1.5 billion ADRs were traded, a figure 16.4% lower than in 2012, representing a trading volume of $11.4 billion, equivalent to a daily average of $45.3 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2013, a total of 913 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 13.9% higher than in 2012, representing a trading volume of $7.0 million, equivalent to a daily average of $29 thousand.

ITEM 10.                                         ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s bylaws have been registered with the Public Registry of the State of Rio de Janeiro (Junta Comercial do Rio de Janeiro) under company number (NIRE) 33.3.0003226-6.

The last amendment to the bylaws was made on April 19, 2013, by the Shareholders Meeting to provide the following changes:

•                  Changes to Article 7, excluding item “b”, Article 7, paragraph 2nd, Article 8, paragraph 2nd and Article 9, paragraph 3rd, to adapt its wordings to the new corporate governance structure;

•                  Changes to Article 13, paragraph 4th, regarding the substitution of a member of the Board of Auditors, in case of vacancy.

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

Summary of Special Conditions Relating to Directors and Officers

Although the bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere the provisions of Law 6.404/76 (Corporate Law), which regulates corporations in Brazil, and also observes the rules of the Brazilian Stock Exchange Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA).

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

a)             the addition to the following amounts:

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

b)             the subtraction of amounts assigned during the fiscal year for the constitution of legal reserves, the reserve for contingencies, the unrealized profit reserve and the tax incentive reserve.

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

Based upon section 161, paragraph 4th of Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights shall be entitled to elect one member of the board of auditors and his alternate in a separate election. The minority shareholders shall have the same right, provided that they jointly represent ten per cent or more of the voting shares.

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

On the same hand, Section 136, paragraph1st of Corporate Law states that any changes in the preferences or rights of the preferred shares, or the creation of a class of shares having priority in relation to the existing preferred shares, unless the change is authorized by our bylaws, would require the approval of the preferred shareholders in a special shareholders meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

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

The first call of the general meeting shall occur fifteen (15) days in advance, and the second call eight (8) days in advance.

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

A shareholder may be represented at a general meeting by a proxy, appointed less than one year before, who shall be a shareholder, a corporation officer, a lawyer or a financial institution. A condominium shall be represented by its investment fund officer.

A request for the appointment of a proxy, made by post or by public notice, shall satisfy the following requirements:

a)             contain all information necessary to exercise the requested vote;

b)             entitle the shareholder to vote against a resolution by appointing another proxy to exercise the said vote;

c)              be addressed to all shareholders whose addresses are kept by the corporation.

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

Limitations on the rights of non-residents and foreign shareholders to own securities

There are no limitations on the rights to own securities by non-residents or foreign shareholder set forth in the Bylaws of Gerdau S.A. The Brazilian Corporate Law neither establishes limitation. Note that some procedures shall be observed by the foreign companies for the remittance of funds (see item 10.D, below).

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

Disclosure of shareholders ownership

With regard to the disclosure of ownership, shareholders hall observe the rule 358 enacted by the Brazilian Exchange Commission, which sets forth that:

Article 12. The direct or indirect controlling shareholders and the shareholders that elected members of the Board of Directors and the Board of Auditors, as well as any person or company or group of people acting together or representing the same interest that have either direct or indirect participation corresponding to 5% (five percent) or more in type or class of shares representing the capital of a publicly held company, shall send to the company the following information:

I - the announcers’ name and qualification, indicating their National Register of Legal Persons or the Register of Natural Persons;

II - objective of the participation and quantity envisaged, if it is the case, including a declaration of the buyer that purchases will not alter the composition of the control or administrative structures of the company;

III - number of shares, subscription bonus, as well as rights to subscribe to shares and options to buy shares, by sort and type, already held, directly or indirectly, by the assignor or linked person.

IV - number of convertible debentures into shares, already held, directly or indirectly, by the assignor or linked person, explaining the quantity of shares intended to the converted, by sort and type; and

V - indication of any agreement or contract regulating the right to vote or purchase and sale securities issued by the company.

Paragraph 1. Individuals or groups of individuals representing a common interest are also under the obligation to disclose the same information, given they are shareholders holding shares of equal or higher stockholdings percentages stated in this article, every time this participation increases 5% (five per cent) of the sort or type of representative share of the company’s share capital.

Paragraph 2. The obligations provided for in the caput and paragraph 1 are also extended to the acquisition of any rights over shares and further securities stated there.

Paragraph 3. The communication referred to in the caput shall be performed immediately after the mentioned participation is accomplished.

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

Bonds - The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010 and 2013, the issuance of bonds each with maturity of 10 years. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2013, the outstanding balance of these facilities was R$ 10.7 billion.

GGWCF - On December 16, 2013, the Company concluded the roll-over and increase of its Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A and Gerdau Aços Especiais S.A. The line is divided into two tranches, being US$ 500 million for Gerdau’s North American subsidiaries borrowing needs and the other US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. This transaction has a tenor of 3 years. As of December 31, 2013, the outstanding loans under the line totaled US$ 284.8 million (R$ 667.2 million as of December 31, 2013) and are classified as working capital (US$).

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Aços Villares S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing interest rate of TJLP + 2.16 % per annum when drawn. The outstanding amount of this agreement was R$ 651.9 million as of December 31, 2013.

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

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443.8 million plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165.8 million. The Santander Group had the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate, and Sidenor had the right of preference to purchase these shares and also could, at any time during the period of the put option validity required the Santander Group to exercise the put option before the expiration date.

On December 19, 2008, the subsidiary Gerdau Hungria Holdings indirectly acquired an additional 20% interest in Corporación Sidenor S.A. The total amount paid by Gerdau Hungria Holdings was approximately US$ 288 million (R$ 674 million in the acquisition date), drawing on its own funds. As a result of this acquisition, Gerdau Hungria Holdings directly and indirectly owned 60% of Corporación Sidenor’s capital, and Grupo Santander, with which Grupo Gerdau would continue to share control, holding the remaining 40%.

On December 23, 2010, Santander and the Company renewed the put option of the participation in Sidenor and the maturity date of the put option became January 10, 2014, and can be exercised in advance on each month of January from 2012 until the maturity date. The put option price became € 208.6 million (R$ 464.9 million on December 31, 2010), accrued by a fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment.

In 2012, Sidenor changed its company name to Gerdau Holdings Europa, S.A. In October 2012, Santander asked for settlement in advance to January 2013 and, therefore the Company began to report this obligation, which was measured by the estimated value paid to Santander Group based on the contractual terms, as current liabilities as of December 31, 2012, which totalized R$ 607.7 million.

On January 10, 2013, the Company completed the acquisition of the remaining 40% of Sidenor which totalized € 225 million and reached the ownership of 100% of the Spanish subsidiary.

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

A foreign investment registration has been made in the name of The Bank of New York Mellon, as Depositary for the Preferred ADRs, and is maintained by Banco Itaú S.A. (“Custodian”) on behalf of the Depositary. Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the  Preferred ADRs (“Depositary”). Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. Subject to the provisions set forth in Annex V Regulations, holders of preferred ADRs may exchange such ADRs for the underlying Preferred Shares. In this event, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

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

Income tax

Dividends

Dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, preferred shares or ADRs, are currently exempt from withholding income tax in Brazil, as provided by Federal Law no. 9,249, of December 26, 1995.

Recent changes to the Brazilian accounting rules (introduced as of the enactment of Federal Law no. 11,638, of December 28, 2007, and Federal Law no. 11,941, of May 27, 2009) have raised a debate as to whether such exemption should apply only with regard to profits calculated in accordance with the previous accounting rules, which remained generally applicable for tax purposes under a Transitional Tax Regime (Regime Tributário de Transição — “RTT”), or also to profits calculated under the new accounting rules.

On February 7, 2013, the National Treasury Attorney-General’s Office (Procuradoria Geral da Fazenda Nacional — “PGFN”) issued Opinion PGFN/CAT no. 202, sustaining that only the distribution of the “fiscal profit”, i.e., the profit calculated in accordance with the previous accounting rules, would be tax exempt. Thus, “corporate profits”, i.e., the profit calculated in accordance with the new accounting rules, paid out by companies as of 2008 in excess of the “fiscal profit” would be subject to income taxation (said Opinion does not clarify what would be the applicable tax rate as regards payments made to a Non-Resident Holder; in any event, if taken into consideration the general applicable rules, income tax would have to be withheld by the distributing entity at the rate of 15%, or of 25% in the case of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how these concepts may be broadened by Federal Law no. 11,727, of June 24, 2008).

This line of argument was upheld by Normative Ruling (Instrução Normativa) no. 1,397, of September 16, 2013, issued by the Brazilian IRS (Receita Federal do Brasil), which states that tax exempt dividends are only those calculated in accordance with the previous accounting rules, in force until December 31, 2007.

More recently, Provisional Measure (PM) no. 627, of November 11, 2013 was enacted with the goal of extinguishing the RTT, and in order to adjust the existing tax rules to the new Brazilian accounting rules. PM no. 627/13 is only set to enter in force as of January, 2015, but its rules may be applicable to the 2014 fiscal year, at the taxpayer’s choice (“ELECTION”). Either way, from the moment PM no. 627/13 becomes effective, there should be no more discussion as to the accounting rules to be taken into consideration for purposes of applying the dividend exemption set forth by Federal Law no. 9,249/95.

With regard to payments made before PM no. 627/13 becomes effective, said PM establishes that dividends in excess of the “fiscal profit” (paid out from 2008 to November 12, 2013) will be deemed exempt from taxation, as long as the entity paying the dividends makes the ELECTION. Conversely, if the paying entity does not make the ELECTION, such payments in excess of the “fiscal profit” would presumably be deemed subject to taxation.

It is important to highlight that PM no. 627/13 still has to go through review and approval by the Brazilian Congress, which may lead to amendments to the wording of its provisions. For this reason, it is not yet possible to reach any definitive conclusion as to the effect of this new Brazilian piece of legislation.

In any event, it must also be emphasized that many scholars have opposed the views expressed by the Brazilian tax authorities on this issue. As a matter of fact, there are grounds to sustain that the dividend exemption provision set forth by Federal Law no. 9,249/95 does not differentiate between “corporate profits” and “fiscal profits” for purposes of granting said exemption and, thus, should apply to profits calculated both under previous and new accounting rules.

Interest Attributable to Shareholders’ Equity

Federal Law no. 9,249/95, as amended, allows a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Interest payments to a Non-Resident Holder are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is resident or domiciled in a country or location (1) that does not impose income tax or (2) where the maximum income tax rate is lower than 20% or (3) where the laws of such country or location do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents (“Tax Favorable Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how the concept of Tax Favorable Jurisdiction may be broadened by Federal Law no. 11,727/08.

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

For the same reasoning mentioned in the Dividends subsection, above, there is also a debate as to whether the limitation of the deductibility of expenses related to interest on shareholders’ equity should take into consideration the previous accounting rules (in force until December 31, 2007), or the new accounting rules (introduced as of the enactment of Federal Law no. 11,638/07 and Federal Law no. 11,941/09).

Through Normative Ruling no. 1,397/13, the Brazilian tax authorities expressed their view in the sense that the computation of deductible interest on shareholders’ equity should take into consideration the Net Worth accounts reported in accordance with the previous accounting rules. Thus, payments based on the new accounting rules which exceeded the amounts derived from the application of the previous accounting rules would be deemed nondeductible for tax purposes (to the extent of the excess amount).

From the moment PM no. 627/13 becomes effective, there should be no more discussion as to the accounting rules to be taken into consideration for purposes of calculating the limitation on the deductibility of interest on shareholders’ equity.

With regard to payments made before PM no. 627/13 becomes effective, said PM allows taxpayers to treat interest on shareholders’ equity payments made from 2008 until November 12, 2013 as fully deductible even when calculated based on the new accounting rules, but restricts such treatment to the taxpayers who would make the ELECTION. If, on the other hand, the paying entity does not make the ELECTION, payments which exceed the amounts derived from the application of the previous accounting rules would presumably be deemed nondeductible for tax purposes (to the extent of the excess amount).

PM no. 627/13, as already mentioned, still has to go through review and approval by the Brazilian Congress, which may lead to amendments to the wording of its provisions. For this reason, it is not yet possible to reach any definitive conclusion as to the effect of this new Brazilian piece of legislation. In any event, there are grounds to sustain that the deductibility of interest on shareholders’ equity should take into consideration the new accounting rules with regard to any payments made as of 2008.

Capital Gains

According to Federal Law no. 10,833, of December 29, 2003, gains deriving from the transfer of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident may be subject to withholding income tax in Brazil.

With respect to a disposition of common or preferred shares, as these are assets considered to be located in Brazil, the Non-Resident Holder will be subject to withholding income tax on the realized gains, according to the rules described below.

As far as ADRs are concerned, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder on the disposition of ADRs are not taxed in Brazil, based on the argument that ADRs are not “assets located in Brazil” for purposes of Article 26 of Federal Law no. 10,833/03. We cannot assure you, however, that Brazilian tax authorities or Brazilian tax courts will agree with this interpretation. Accordingly, in the event that ADRs are deemed to be “assets located in Brazil” for purposes of Article 26 of Federal Law no. 10,833/03, gains realized on a disposition of ADRs by a Non-Resident Holder will be subject to withholding income tax in Brazil, according to the rules described below.

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

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•                  exempt from income tax when assessed by a Non-Resident Holder that (1) has registered the investment before the Brazilian Central Bank under the rules of National Monetary Council Resolution no. 2,689, of January 26, 2000 (“2,689 Holder”) and (2) is not domiciled or resident in a country or location that does not tax income, or that taxes income at a maximum rate lower than 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how the concept of Low or Nil Tax Jurisdiction may be broadened by Federal Law no. 11,727/08; or

•                  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, and of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized on a disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or of 25% in the case of a Non-Resident Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or in a Tax Favorable Jurisdiction. Please refer to “—Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions and Privileged Tax Regimes” below as to how these concepts may be broadened by Federal Law no. 11,727/08. If these gains are related to transactions carried out on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against income tax due on any capital gain realized on the transaction.

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

Discussion on Low or Nil Tax Jurisdictions, Tax Favorable Jurisdictions, and Privileged Tax Regimes

Federal Law no. 11,727/08, effective as of January 1, 2009, introduced the concept of “Privileged Tax Regime”, considered as such the tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without requiring the exercise of a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or taxes at a maximum rate lower than 20%, in particular, income earned outside of the respective country or location; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions.

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

Currently, as a general rule, IOF/FX is levied at the rate of 0.38%. There are, however, a number of exceptions to such general rule (as provided by Article 15-A of Decree no. 6,306, of December 14, 2007, as amended).

Foreign exchange transactions for the inflow of funds into Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are currently subject to IOF/FX at a zero percent rate.

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

Tax on Transactions Related to Bonds and Securities

Brazilian law imposes a Tax on Transactions Related to Bonds and Securities (“IOF/Bonds”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Currently, IOF/Bonds is levied at the rate of 0% in most transactions involving common or preferred shares, including the transfer of shares traded in Brazilian stock exchanges with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil.

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

Nature of Preferred ADRs for U.S. Federal Income Tax Purposes

The following summary assumes that the representations contained in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners from time to time of ADRs issued thereunder are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a holder of a Preferred ADR will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADRs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADRs, and Preferred ADRs for Preferred Shares, generally will not be subject to U.S. federal income tax.

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

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2013 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares to the extent the U.S. holder has not held the Preferred Shares for at least 46 days of the 90-day period beginning on the date which is 45 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred Shares are not counted toward meeting the 46-day holding period required by the statute. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2013 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Foreign currency sensitivity analysis: as of December 31, 2013, the Company is mainly exposed to variations between the real and the U.S. dollar. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 5% between the real and the U.S. dollar on its non-hedged debt. For such analysis, in the event the real appreciates against the U.S. dollar, it would result in income of R$ 166.257 million and R$ 73.726 million after taking into account the changes in the net investment hedge as described in note 15g to the Consolidated Financial Statements (R$ 154.8 million and R$ 85.6 million as of December 31, 2012). On the other hand, if the real depreciates against the U.S. dollar, it would represent an expense of the same amount that would be mitigated by investment hedge when considering foreign exchange and income tax accounts. The Company believes that the U.S. dollar depreciation against real for 2014 will be 5%.

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

Interest rate sensitivity analysis: the sensitivity analysis made by the Company considers the effects of an increase or a reduction of 0.1% on the average interest rate applicable to the floating portion of its debt. The impact calculated considering this variation in the interest rate totals R$ 62.3 million as of December 31, 2013 (R$ 66.2 million as of December 31, 2012) and would impact the Financial expenses account in the Consolidated Statements of Income.

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

The sensitivity analysis performed by the Company considers the effects of an increase or of a reduction of 1% on products sold and raw materials and inputs to the production process. The impact considering this variation in the price of products sold totals R$ 398.6 million as of December 31, 2013 (R$ 379.8 million as of December 31, 2012) and raw materials and other inputs totals R$ (247.8) million as of December 31, 2013 (R$ (238.9) million as of December 31, 2012). The impact in the price of products sold and raw materials would be recorded in the accounts net sales and cost of sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific products or raw materials.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs are equivalent to one preferred share of Gerdau S.A (GGBR4).

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2013, the depositary reimbursed the Company in the amount of US$ 1.3 million.

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

The fees that ADR holders may be required to pay or incur are the following:

Depository Service	Fee payable by ADR holder

Transferring, splitting or grouping receipts	$1.50 per transfer of ADRs

Depositary services	$0.05 or less per ADR

Withdrawal or deposit/issuance and cancellations of shares underlying ADRs	$5.00 or less per 100 ADRs

Cash distributions	$0.05 or less per ADR

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure control and procedures

The company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. And such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Disclosure Committee as appropriate to allow timely decisions regarding required disclosure.

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2013, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective at the reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Andre Bier Gerdau Johannpeter, the Chief Financial Officer and Executive Vice President, André Pires de Oliveira Dias, the Legal and Compliance Vice President, Expedito Luz, the Financial Director, Harley Scardoelli and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no changes in our internal controls over Financial Reporting during the fiscal year 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In addition, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2013, in accordance with the criteria established in the Internal Control — Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013.

Pricewaterhouse Coopers, an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.

ITEM 16.                                         [RESERVED]

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

The Shareholder’s General Meeting has determined that Bolívar Charneski, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

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

The Gerdau Code of Ethics is filed as Exhibit 11.01 and may be accessed through our Internet website (www.gerdau.com).

The Company did not grant any waiver from the Code provisions in the last fiscal year.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers for the year ended December 31, 2013 and 2012:

	2013	2012
Audit fees	11,801	10,100
Audit-related fees	123	118
All other fees	138	129
Total	12,062	10,347

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

The Company has a permanent Board of Auditors that consists of three up to five members and three up to five alternates and which has ordinary meetings every two months. The members of the Gerdau S.A.’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau S.A. believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter that is in the process of being amended and which the Gerdau S.A. believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, Gerdau S.A. believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices - Board of Auditors”.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 19th, 2013, the Board of Directors authorized the Company to acquire shares of its own issuance, up to 4,100,000 preferred shares (GGBR4) and American Depositary Receipts — ADRs (GGB), exclusively in order to satisfy the Long-Term Incentive Plan for the Company and its subsidiaries, using the available cash supported by existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction. The acquisition period is from February 19, 2013, for a maximum period of 365 days, until February 18, 2014. The Company did not buy any shares during the duration of this program.

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

Audit Committee:  Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3.  In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3.  There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3.  Gerdau has a board of auditors (conselho fiscal) that currently performs certain of the functions prescribed for the audit committee, although the scope of its duties is not entirely compatible with the requirements of U.S. law and the NYSE rules.  The company has adapted its corporate governance practices and the functions of the board of auditors (with certain limitations due to Brazilian corporate law that qualify for an exemption as authorized by the SEC) to assure compliance with the requirements of the NYSE Rule and Rule 10A-3.  See Item 6C.-”Board Practices-Board of Auditors” and Item 16D.-”Exemption from the Listing Standards for Audit Committees.”

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

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable as none of our mines are located in the United States and, therefore, not subject to the Federal Mine Safety and Health Act of 1977 or the Mine Safety and Health Administration.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.                                         FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.                                         FINANCIAL STATEMENTS AND EXHIBITS

(a)         Financial Statements

(b)         List of Exhibits

1.01	Bylaws of Gerdau S.A.

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

2.(a)(2)	Deposit Agreement dated July 1st, 2013, among the Company, the JPMORGAN CHASE BANK, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. *

2(b)(1)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Policies of the Stock Option Plan******

4.02	Gerdau SA Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.03	Gerdau Special Steel North America Equity Incentive Plan****

11.01	Code of Ethics*****

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350 †

13.02	Certification pursuant to 18 U.S.C. Section 1350 †

23.01	Consent of PricewaterhouseCoopers Auditores Independentes

23.02	Consent of Deloitte Touche Tohmatsu Auditores Independentes

* Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-189475), filed with the Securities and Exchange Commission on June 20, 2013.

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

***** Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File No 001-14878), filed with the Securities and Exchange Commission on April 23, 2012

****** Incorporated by reference to Exhibit 4.02 to the Company’s Annual Report on Form 20-F (File No 001-14878), filed with the Securities and Exchange Commission on June 2, 2011.

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

GERDAU S.A.

	By:	/s/ André Bier Gerdau Johannpeter

	Name:	André Bier Johannpeter

	Title:	Chief Executive Officer

	By:	/s/ André Pires de Oliveira Dias

	Name:	André Pires de Oliveira Dias

Dated: March 24, 2014	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2013 and 2012

and for each of the three years in the period

ended December 31, 2013

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries (the “Company) at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of Gerdau S.A. and subsidiaries (the “Company”) for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the results of operations of Gerdau S.A. and subsidiaries and their cash flows for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB.

As discussed in Note 2.23 to the consolidated financial statements, the accompanying consolidated statement of comprehensive income for the year ended December 31, 2011 has been retrospectively adjusted for the adoption of the amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

March 27, 2013

(March 24, 2014 as to the impacts of the retrospective application of the new and revised accounting standards as described in Note 2.23)

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2013 and 2012

In thousands of Brazilian reais (R$)	Note	2013	2012

CURRENT ASSETS
Cash and cash equivalents	4	2,099,224	1,437,235
Short-term investments
Held for Trading	4	2,123,168	1,059,605
Trade accounts receivable - net	5	4,078,806	3,695,381
Inventories	6	8,499,691	9,021,542
Tax credits	7	716,806	601,148
Income and social contribution taxes recoverable		367,963	335,600
Unrealized gains on financial instruments	15	319	0
Other current assets		291,245	259,886
		18,177,222	16,410,397

NON-CURRENT ASSETS
Tax credits	7	103,469	119,582
Deferred income taxes	8	2,056,445	2,210,300
Related parties	18	87,159	132,478
Judicial deposits	17	1,155,407	922,578
Other non-current assets		220,085	231,130
Prepaid pension cost	19	555,184	553,095
Investments in associates and jointly-controlled entities	9	1,590,031	1,425,605
Goodwill	11	11,353,045	10,033,396
Other Intangibles	12	1,497,919	1,364,416
Property, plant and equipment, net	10	21,419,074	19,690,181
		40,037,818	36,682,761

TOTAL ASSETS		58,215,040	53,093,158

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2013 and 2012

In thousands of Brazilian reais (R$)	Note	2013	2012

CURRENT LIABILITIES
Trade accounts payable		3,271,419	3,059,684
Short-term debt	13	1,810,783	2,324,374
Debentures	14	27,584	257,979
Taxes payable	16	473,773	440,754
Income and social contribution taxes payable		177,434	87,944
Payroll and related liabilities		655,962	558,634
Dividends payable	21	119,455	47,379
Employee benefits	19	50,036	53,930
Environmental liabilities	20	15,149	24,536
Unrealized losses on financial instruments	15	274	1,535
Put options on non-controlling interests	15.f	—	607,760
Other current liabilities		634,761	358,673
		7,236,630	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	13	14,481,497	11,725,868
Debentures	14	386,911	360,334
Related parties	18	43	15
Deferred income taxes	8	1,187,252	1,795,963
Unrealized losses on financial instruments	15	3,009	6,664
Provision for tax, civil and labor liabilities	17	1,294,598	1,081,381
Environmental liabilities	20	90,514	42,395
Employee benefits	19	942,319	1,187,621
Other non-current liabilities		571,510	271,818
		18,957,653	16,472,059

EQUITY	21
Capital		19,249,181	19,249,181
Treasury stocks		(238,971)	(290,240)
Capital reserves		11,597	11,597
Retained earnings		10,472,752	9,180,210
Operations with non-controlling interests		(1,732,962)	(1,728,627)
Other reserves		2,577,482	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		30,339,079	27,245,604

NON-CONTROLLING INTERESTS		1,681,678	1,552,313

EQUITY		32,020,757	28,797,917

TOTAL LIABILITIES AND EQUITY		58,215,040	53,093,158

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2013, 2012 and 2011

In thousands of Brazilian reais (R$)	Note	2013	2012	2011

NET SALES	24	39,863,037	37,981,668	35,406,780

Cost of sales	29	(34,728,460)	(33,234,102)	(30,298,232)

GROSS PROFIT		5,134,577	4,747,566	5,108,548

Selling expenses	29	(658,862)	(587,369)	(603,747)
General and administrative expenses	29	(1,953,014)	(1,884,306)	(1,797,937)
Other operating income	29	318,256	244,414	195,015
Other operating expenses	29	(140,535)	(180,453)	(85,533)
Equity in earnings of unconsolidated companies	9	54,001	8,353	62,662

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,754,423	2,348,205	2,879,008

Financial income	30	292,910	316,611	455,802
Financial expenses	30	(1,053,385)	(952,679)	(970,457)
Exchange variations, net	30	(544,156)	(134,128)	51,757
Gain and losses on financial instruments, net	30	2,854	(18,547)	(65,438)

INCOME BEFORE TAXES		1,452,646	1,559,462	2,350,672

Current	8	(318,422)	(316,271)	(519,843)
Deferred	8	559,478	253,049	266,747
Income and social contribution taxes	8	241,056	(63,222)	(253,096)

NET INCOME		1,693,702	1,496,240	2,097,576

ATTRIBUTABLE TO:
Owners of the parent		1,583,731	1,425,633	2,005,727
Non-controlling interests		109,971	70,607	91,849
		1,693,702	1,496,240	2,097,576

Basic earnings per share - preferred and common - (R$)	22	0.93	0.84	1.22

Diluted earnings per share - preferred and common - (R$)	22	0.93	0.84	1.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2013, 2012 and 2011

In thousands of Brazilian reais (R$)	2013	2012	2011

Net income for the year	1,693,702	1,496,240	2,097,576
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	168,848	106,147	107,534
Cumulative translation adjustment	2,458,233	1,764,698	1,806,947
Unrealized Losses on net investment hedge	(848,238)	(369,737)	(716,164)
Cash flow hedges
Unrealized Gains (Losses)	2,051	(2,129)	(13,626)
Reciclying to income	3,312	541	47,874
Unrealized Losses on available for sale securities	—	(76)	(1,014)
	1,784,206	1,499,444	1,231,551
Items that will not be reclassified subsequently to profit or loss
Remeasurement on defined benefit pension plan	205,325	(184,407)	(169,800)
	205,325	(184,407)	(169,800)
Other comprehensive income, net of tax	1,989,531	1,315,037	1,061,751

Total comprehensive income for the year, net of tax	3,683,233	2,811,277	3,159,327

Total comprehensive income attributable to:
Owners of the parent	3,519,435	2,686,916	3,023,414
Non-controlling interests	163,798	124,361	135,913
	3,683,233	2,811,277	3,159,327

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2013, 2012 and 2011

	Attributed to parent company’s interest
										Other Reserves
										Gains and
				Retained earnings					Operations	losses on	Gains and
in thousands of Brazilian reais (R$)	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	with non- controlling interests	available for sale securities	losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2011 (Note 21)	15,651,352	(161,405)	11,597	307,329	386,326	6,534,555	(122,886)	—	(1,291,346)	2,706	390,400	(33,733)	(2,243,375)	38,922	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income	—	—	—	—	—	—	—	2,005,727	—	—	—	—	—	—	2,005,727	91,849	2,097,576
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(164,916)	—	—	(1,010)	(707,466)	33,733	1,857,346	—	1,017,687	44,064	1,061,751
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(164,916)	2,005,727	—	(1,010)	(707,466)	33,733	1,857,346	—	3,023,414	135,913	3,159,327
Shareholders transactions:
Treasury stocks	—	(84,927)	—	—	—	—	—	—	—	—	—	—	—	—	(84,927)	(335)	(85,262)
Capital increase by issuance of shares	3,597,829	—	—	—	—	—	—	—	—	—	—	—	—	—	3,597,829	—	3,597,829
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	15,604	15,604	302	15,906
Stock option exercised during the year	—	9,133	—	—	—	(1,965)	—	—	—	—	—	—	—	—	7,168	—	7,168
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(435,328)	—	—	—	—	—	(435,328)	721,261	285,933
Destination of net income proposed to the shareholders	—	—	—	100,286	42,139	1,266,569	—	(1,408,994)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(596,733)	—	—	—	—	—	—	(596,733)	(20,043)	(616,776)
Put options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,063	8,063
Balance as of December 31, 2011 (Note 21)	19,249,181	(237,199)	11,597	407,615	428,465	7,799,159	(287,802)	—	(1,726,674)	1,696	(317,066)	—	(386,029)	54,526	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income	—	—	—	—	—	—		1,425,633	—	—	—	—	—	—	1,425,633	70,607	1,496,240
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(179,575)	—	—	(76)	(364,727)	(1,702)	1,807,363	—	1,261,283	53,754	1,315,037
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(179,575)	1,425,633	—	(76)	(364,727)	(1,702)	1,807,363	—	2,686,916	124,361	2,811,277
Shareholders transactions:
Treasury stocks	—	(63,613)	—	—	—	—	—	—	—	—	—	—	—	—	(63,613)	(4,744)	(68,357)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	29,498	29,498	517	30,015
Stock option exercised during the year	—	10,572	—	—	—	(5,303)	—	—	—	—	—	—	—	—	5,269	—	5,269
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(1,953)	—	—	—	—	—	(1,953)	(70,754)	(72,707)
Destination of net income proposed to the shareholders	—	—	—	71,282	62,426	883,732	—	(1,017,440)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(408,193)	—	—	—	—	—	—	(408,193)	(19,401)	(427,594)
Supplementary dividend	—	—	—	—	—	211	—	—	—	—	—	—	—	—	211	—	211
Balance as of December 31, 2012 (Note 21)	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917
2013 Changes in Equity
Net income	—	—	—	—	—	—	—	1,583,731	—	—	—	—	—	—	1,583,731	109,971	1,693,702
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	201,347	—	—	—	(843,859)	4,983	2,573,233	—	1,935,704	53,827	1,989,531
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	201,347	1,583,731	—	—	(843,859)	4,983	2,573,233	—	3,519,435	163,798	3,683,233
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	19,642	19,642	2,562	22,204
Stock option exercised during the year	—	51,269	—	—	—	(15,869)	—	—	—	—	—	—	—	—	35,400	65	35,465
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(4,335)	—	—	—	—	—	(4,335)	18,795	14,460
Destination of net income proposed to the shareholders	—	—	—	79,187	69,514	958,363	—	(1,107,064)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(476,667)	—	—	—	—	—	—	(476,667)	(55,855)	(532,522)
Balance as of December 31, 2013 (Note 21)	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2013, 2012 and 2011

In thousands of Brazilian reais (R$)	Note	2013	2012	2011

Cash flows from operating activities
Net income for the year		1,693,702	1,496,240	2,097,576
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	2,029,507	1,827,499	1,771,881
Equity in earnings of unconsolidated companies	9	(54,001)	(8,353)	(62,662)
Exchange variation, net	30	544,156	134,128	(51,757)
(Gains) Losses on financial instruments, net	30	(2,854)	18,547	65,438
Post-employment benefits		95,514	38,665	15,882
Stock based remuneration		38,223	36,699	13,974
Income tax	8	(241,056)	63,222	253,096
(Gains) Losses on disposal of property, plant and equipment and investments		(133,593)	7,890	21,006
Gains on available for sale securities		—	—	(28,073)
Allowance for doubtful accounts	5	47,345	50,084	42,980
Provision for tax, labor and civil claims	17	205,167	171,264	261,024
Interest income on investments	30	(135,040)	(155,638)	(265,766)
Interest expense on loans	30	901,273	811,416	828,106
Interest on loans with related parties	18	(1,573)	(1,594)	(4,388)
Provision for net realisable value adjustment in inventory	6	56,752	141,121	56,999
Release of allowance for inventory against cost upon sale of the inventory	6	(61,453)	(86,710)	(122,877)
		4,982,069	4,544,480	4,892,439
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable		(23,790)	168,134	(203,041)
Decrease (Increase) in inventories		1,018,398	(264,366)	(681,604)
(Decrease) Increase in trade accounts payable		(128,942)	(522,870)	1,121,433
Decrease (Increase) in other receivables		120,645	(664,819)	(415,192)
Increase (Decrease) in other payables		162,863	(314,906)	(127,854)
Dividends from jointly-controlled entities		63,073	47,667	61,150
Purchases of trading securities		(3,360,144)	(2,060,511)	(6,113,717)
Proceeds from maturities and sales of trading securities		2,481,935	4,444,636	4,384,832
Cash provided by operating activities		5,316,107	5,377,445	2,918,446

Interest paid on loans and financing		(810,362)	(698,070)	(726,360)
Income and social contribution taxes paid		(407,333)	(335,328)	(482,068)
Net cash provided by operating activities		4,098,412	4,344,047	1,710,018

Cash flows from investing activities
Additions to property, plant and equipment	10	(2,598,265)	(3,127,256)	(1,961,379)
Proceeds from sales of property, plant and equipment, investments and other intangibles		237,203	35,334	11,473
Additions to other intangibles	12	(158,395)	(156,805)	(141,666)
Advance for capital increase in jointly-controlled entity	9	(77,103)	(206,214)	(74,785)
Cash and cash equivalents consolidated in business combinations		—	16,916	—
Payment for business acquisitions, net of cash of acquired entities	3.7	(55,622)	—	—
Increase in controlling interest in associated companies	3.7	(51,383)	—	—
Purchases of available for sale securities		—	—	(723,285)
Proceeds from sales of available for sale securities		—	—	778,484
Net cash used in investing activities		(2,703,565)	(3,438,025)	(2,111,158)

Cash flows from financing activities
Capital increase		—	—	3,874,329
Increase (Reduction) of capital by non-controlling interests		383,788	(116,685)	—
Purchase of treasury shares		—	(44,932)	(85,262)
Proceeds from exercise of shares		35,465	5,269	7,168
Dividends and interest on capital paid		(426,988)	(523,076)	(550,706)
Payment of loans and financing fees		—	—	(25,530)
Proceeds from loans and financing		5,011,654	1,767,350	1,378,637
Repayment of loans and financing		(5,223,100)	(2,105,228)	(3,781,247)
Intercompany loans, net		46,933	(18,992)	(90,325)
Increase in controlling interest in subsidiaries	3.7	(33,090)	—	—
Put-Options on non-controlling interest	15.f	(599,195)	—	—
Net cash (used in) provided by financing activities		(804,533)	(1,036,294)	727,064

Exchange variation on cash and cash equivalents		71,675	90,908	89,641

Increase (Decrease) in cash and cash equivalents		661,989	(39,364)	415,565
Cash and cash equivalents at beginning of year		1,437,235	1,476,599	1,061,034
Cash and cash equivalents at end of year		2,099,224	1,437,235	1,476,599

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. Recently it began operating in two new markets in Brazil, with its entry into the production of flat steel and the expansion of its iron ore activities, initiatives which expanded the product mix and made its operations even more competitive. With over 45 thousand employees, Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tonnes of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tonnes of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. With more than 120 thousand shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 24, 2014.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective for December 31, 2013.

a) Investments in Subsidiaries

The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when it is exposed or has the right to variable returns arising from their involvement with the entity and has the ability to affect those returns due to the power exercised over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that the Company ceases to have control.

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

b) Investments in Joint ventures

Joint ventures are those in which the control is held jointly by the Company and one or more partners. Investments in joint ventures are recognized under the equity method.

c) Investments in Associate Companies

An associate company is one in which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but over which it does not have control or joint-control of its policies. Investments in associate companies are recorded under the equity method.

d) Equity Method

According to this method, investments in joint ventures and the investments in associate companies are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in the earnings and in other changes in the net assets of the investees. The balances of the investments can also be reduced due to impairment losses.

Gains and losses on transactions with joint ventures and associate companies are eliminated against the value of the investment in proportion to the Company’s interest. Losses in joint ventures and associate companies in excess of the investment in these entities are not recognized, except when the Company is contractually obligated or has agreed to reimburse these losses.

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

2.2 —Foreign Currency Translation

a) Functional and Reporting Currency

The financial statements of each subsidiary included in the Company’s consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The subsidiaries in Brazil use the Real as the functional currency, while the subsidiaries in the United States use the Dollar and the subsidiaries in Spain use the Euro. The Consolidated Financial Statements are presented in Reais (R$), which is the functional and reporting currency of the Company.

b) Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the functional currency of the Company and the reporting currency of its Consolidated Financial Statements.

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

When there is a disposal of an operation abroad (disposal of the interest in a foreign operation, loss of control over an investee or loss of joint-control over a joint venture that has operations abroad, or loss of significant influence over an affiliate that has operations abroad), the accumulated amount of translation adjustment corresponding to such operation, previously recorded in equity and in other comprehensive income, is reclassified to profit or loss.

c) Group Companies

The results of operations and financial position of all subsidiaries included in the consolidated financial statements, along with equity investments, which have functional currencies different from the Company’s reporting currency are translated into the reporting currency as follows:

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

d) Hyperinflation in Venezuela

As from 2009, Venezuela has been considered a hyperinflationary economy and in accordance with the standards IAS 29 and IFRIC 7, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year.  The measurement currency unit considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela and has recorded an accumulated index of 470.3% since June 2007, which was the date of acquisition of the subsidiary in Venezuela by the Company, and  196.7% in 2013. The effects of inflation in 2013 were presented in the consolidated statements of income. In December 2013 the Venezuelan government released a second rate applicable to certain operations. The Company believes that the rates published by the Brazilian Central Bank are those that best reflect the economic outlook for the purposes of the translation of local currency into Reais, which is the functional currency of the Company, for purposes of preparing its Consolidated Financial Statements. The impact of adopting this alternative exchange rate on the Consolidated Financial Statements would be R$ 106,846, equivalent to 0.3% of the Company’s Net Equity.

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

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise “Accounts receivable and other receivables” and “Cash and cash equivalents.” They are presented as current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

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

When applicable, transaction costs directly related to the acquisition of a financial asset are added to the amount initially recognized, except for held for trading securities, which are recorded at fair value in income.

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

h) Trade Accounts Receivable - Net

Trade accounts receivable are stated at amortized cost, less impairment losses, when applicable, and accounts receivable from foreign customers are translated based on the exchange rates in effect at the balance sheet date. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, the individual situation of each customer and the situation of the economic group to which they belong, available collateral and guarantees and the opinion of legal counsel. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided in note 5.

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

2.4 — Inventories

Inventories are measured at the lower of historical cost of acquisition or production and net realizable value. The acquisition and production costs include transportation, storage and non-recoverable taxes.

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

Mining exploration rights are classified as Land and Buildings in the Property, plant and equipment account. Exploration expenditures are recognized as expenses until the feasibility of mining activity is established and thereafter subsequent costs are capitalized. Costs for the development of new iron ore reserves or to expand the capacity of operating mines are capitalized and amortized based on the amount of iron ore extracted. Stripping costs (costs associated with removal of waste and other residual materials) incurred during the development phase of a mine, before production phase, are registered as part of the depreciable cost of asset. Subsequently, these costs are depreciated over the useful life of the mine. Spending on waste removal, after the start of production of the mine, are treated as production costs. Depletion of mines is calculated based on the amount of ore extracted.

The net book value of property, plant and equipment is impaired when it exceeds its recoverable amount.

2.6 — Goodwill

Goodwill represents the excess at the date of acquisition of the acquisition cost over the fair value of net assets acquired, liabilities assumed, contingent liabilities and the fair value of non-controlling interest of a subsidiary, jointl venture or associate.

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

Goodwill is recorded as an asset and recorded under “Investments in associates and joint ventures” or “Goodwill”. Goodwill is not amortized and is subject to impairment tests annually or whenever there are indications of potential impairment. Any impairment loss is recorded as an expense in the income statement and cannot be reversed. Goodwill is allocated to the operating segments, which represents the lowest level at which goodwill is monitored by management.

When a subsidiary, joint venture or associate is sold, goodwill is included in the determination of gains and losses on disposal.

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

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset (Impairment). The reduction to the recoverable amount of the asset is recorded as an expense. Except for an impairment of goodwill, a reversal of a previously recorded impairment loss is required. Reversal in these circumstances is limited to the amount of the depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded, as discussed in note 28.2.

Goodwill that is recognized as part of the carrying amount of an investment in an associate or in a joint venture is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a joint venture is tested for impairment as a single asset, by comparing its recoverable amount (the higher of value in use or fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any particular asset, including goodwill that forms part of the carrying amount of the investment in the associate or joint venture. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

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

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution in accordance with the tax bases. The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax is recognized in income unless they are recognized for a business combination, or for items directly recognized in equity through other comprehensive income.

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred tax is recognized with respect to temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes and corresponding to amounts recognized in the Consolidated Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the balance sheet date and applicable when the respective income and social contribution taxes is paid. Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which the temporary differences can be used and tax losses can be compensated.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the corresponding amounts used for taxation purposes. Deferred tax is measured at the tax rates expected to apply to the temporary differences when they reverse, based on the laws that were enacted or substantively enacted as of the balance sheet date. An income and social contribution tax asset is recognized for tax losses, tax credits and deductible temporary differences when it is probable that future profits subject to taxation will be available for realization of the asset.

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

Actuarial remeasurements arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in the Statement of Comprehensive Income as described in Note 19. The Company believes that the recognition of actuarial gains and losses in comprehensive income provides a better presentation in the consolidated financial statements considered as a whole.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial computation other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

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

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions due to the completion of the investigation and determination of the actual environmental impact.

2.17 - Use of Estimates and judgments

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions and judgment to apply accounting policies. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates and judgment with respect to the recoverable amount of long-lived assets (note 28), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), estimates and judgment in selecting interest rates, return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits (note 19), and estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 25). Actual results could differ from those estimates.

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

b) Acquisitions in which control is obtained initially

Acquisitions of businesses are accounted for under the acquisition method. The cost of the acquisition is measured at the fair values (at the date of the transaction) of the assets transferred, liabilities incurred or assumed and equity instruments issued by the Company in exchange for control of the acquired business entity. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Expenses related to the acquisition are recognized in the income statement when incurred.

Contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and when they occur within the measurement period (a maximum of 12 months from the acquisition date). All other adjustments are recognized in profit or loss.

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

d) Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28 or IAS 39.

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

The Company’s segments are as follows: Brazil Operations (includes operations in Brazil, except Special Steels, the operation of iron ore in Brazil and the operation of metallurgical coal and coke in Colombia), North America Operations (includes all operations in North America, except those of Mexico and Special Steels), Latin America Operations (includes all operations in Latin America, except Brazil and the operation of metallurgical coal and coke in Colombia) and Special Steel Operations (including special steel operations in Brazil, Spain, the United States and India).

2.21 — Earnings per Share

In compliance with IAS 33, Earnings per Share, the tables presented in note 22 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments that were excluded from the calculation of diluted EPS because they were antidilutive.

2.22 — Long-term incentive plans

The Company settles the stock options plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company has also granted the following long-term incentive plans: Stock Options, Restricted Shares, Share Appreciation Rights and Performance Shares, as presented in note 25.

2.23 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or mandatory adoption beginning on January 1, 2013. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

Standards and Interpretations in force

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for joint ventures and joint operations. This standard also limits the use of proportional consolidation only for joint operations, and also establishes the equity method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopts the equity accounting method for investments in joint ventures and does not expect to have any impact upon adoption of this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, joint ventures and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s Financial Statements.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 deals with aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and joint ventures. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopted the equity accounting method for its investments in associate companies and joint ventures and the changes of this standard did not impact the Company’s Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses be recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized in its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 addresses aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company changed the presentation of its statement of comprehensive income and started to present its comprehensive income items into “Items that may be reclassified subsequently to profit or loss” and “Items that will not be reclassified to profit or loss”.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation addresses aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. This amendment addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IFRS 1 — First-time Adoption of International Financial Reporting Standards — Government Loans

In March 2012, the IASB revised IFRS 1. This change of IFRS 1 addresses an exception for the retrospective adoption of requirements of IFRS 9 and IAS 20 in government loans that are in place in the IFRS transition date. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements because it already adopted IFRS 1.

IFRS Annual improvements of May 2012

In May 2012, the IASB revised the standards IFRS 1, IAS 1, IAS 16, IAS 32, IFRIC 2 and IAS 34. These revised standards are effective for years beginning on or after January 1, 2013. The changes of these standards did not impact the Company’s Financial Statements.

IFRS 10, IFRS 11 and IFRS 12 — Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance — Amendments to IFRS 10, IFRS 11 and IFRS 12

In June 2012, the IASB revised IFRS 10, IFRS 11 and IFRS 12, which address aspects related to the first time adoption of these standards and aspects related to adjustments to comparative disclosures. These revised standards are effective for years beginning on or after January 1, 2013. The changes of these standards did not impact the Company’s Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IFRS 9 and IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and IFRS 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company does not expect any impact from adopting these revised standards on its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

IFRS 10, IFRS 12 and IAS 27 — Investment Entities

In October 2012, the IASB issued a revised IFRS 10, IFRS 12 and IAS 27, which define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity, establishing the accounting treatment in these cases. These revised standards are effective for years beginning on or after January 1, 2014. The Company does not expect any impact from adopting these revised standards on its Consolidated Financial Statements.

IFRIC 21 — Levies

In May 2013, the IASB issued the IFRIC 21. This interpretation addresses aspects related to the recognition of a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. This interpretation is effective for years beginning on or after January 1, 2014. The Company is assessing the potential impacts from the adoption of this interpretation on the Company’s Financial Statements.

IAS 36 — Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36

In May 2013, the IASB revised IAS 36. The amendment of this standard requires the disclosure of the discount rates of the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the potential impacts from the adoption of this revised standard on the Company’s Financial Statements.

IAS 39 — Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

In June 2013, the IASB revised IAS 39. The amendment of this standard has the objective to clarify when an entity is required to discontinue hedge accounting, in situations where the hedging instrument expires or is sold, terminated or exercised. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the potential impacts from the adoption of this revised standard on the Company’s Financial Statements.

IAS 19 — Defined Benefit Plans: Employee Contributions

In November 2013, the IASB revised IAS 19. The amendment of this standard intends to establish aspects related to the recognition of employee or third parties contributions and their impacts on service cost and service periods. This standard is effective for annual periods beginning on or after July 1, 2014. The Company is assessing the potential impacts from the adoption of this revised standard on the Company’s Financial Statements.

Annual Improvements to IFRSs 2011-2013 Cycle

In December 2013, the IASB revised the standards IFRS 1, IFRS 3, IFRS 13 and IAS 40. These revised standards are effective for years beginning on or after July 1, 2014. The Company is assessing the potential impacts from the adoption of these revised standards on the Company’s Financial Statements.

Annual Improvements to IFRSs 2010-2012 Cycle

In December 2013, the IASB revised the standards IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These revised standards are effective for years beginning on or after July 1, 2014. The Company is assessing the potential impacts from the adoption of these revised standards on the Company’s Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2013	2012	2011	2013	2012	2011

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	95.22	93.98	93.98	95.23	93.99	93.99
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	93.48	93.97	93.97	93.48	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	60.09	53.10	82.56	60.09	53.10	82.56
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	100.00	60.00	60.00	100.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	96.74	95.94	95.94	96.74	95.95	95.95
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	100.00	99.00	98.98	100.00	99.00	98.98
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	86.66	86.66	90.03	86.66	86.66
Diaco S.A. and subsidiary (8)	Colombia	99.71	99.57	99.57	99.71	99.57	99.57
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73	100.00	100.00	100.00
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.32	98.32	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.38	94.69	—	98.38	94.69	—

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

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Forjanor S.L., Gerdau Aceros Especiales Europa.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda

(7) Subsidiaries: LuxFin Participation S.L., Bogey Holding Company Spain S.L.and Bogey Servicios Corporativos S.L..

(8) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A. and Cyrgo S.A..

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(10) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)			Voting capital
Joint ventures	Country	2013	2012	2011	2013	2012	2011
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Corsa, S.A.P.I de C.V.	Mexico	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Steel India Ltd.	India	0.00	0.00	80.57	0.00	0.00	80.57

(*) The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

		Joint ventures
	2013	2012
Assets
Current	845,205	648,565
Non-current	980,870	497,482
Total Assets	1,826,075	1,146,047

Liabilities
Current	866,547	334,073
Non-current	54,367	165,266
Combined Equity	905,161	646,708
Total Liabilities and Equity	1,826,075	1,146,047

Company’s share of net assets of joint ventures	456,155	330,218

	2013	2012	2011
Income statement
Net sales	2,658,144	2,507,472	2,183,025
Cost of sales	(2,541,396)	(2,431,285)	(1,987,130)
Gross profit	116,748	76,187	195,895
Selling, general and administrative expenses	(53,959)	(34,079)	(32,633)
Other operating expenses, net	5,570	(16,019)	(34,837)
Income before financial income and expenses, and taxes	68,359	26,089	128,425
Financial result, net	(13,563)	(32,803)	(54,813)
Income (loss) before taxes	54,796	(6,714)	73,612
Provision for income and social contribution taxes	4,111	9,297	7,690
Net income	58,907	2,583	81,302

Company’s share of net income of joint ventures	36,045	5,698	33,259

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Associate companies	Country	2013	2012	2011	2013	2012	2011
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrialy Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	79.97	49.00	49.00	79.97	49.00	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries (2)	Mexico	49.00	49.00	49.00	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (3)	Guatemala	30.00	30.00	30.00	30.00	30.00	30.00
Maco Holdings Ltda.	Brazil	0.00	46.58	46.58	0.00	46.58	46.58

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

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A.

Although the Company owns more than 50% of Dona Francisca Energética S.A. and Multisteel Business Holding Corp. (Note 3.6), it does not consolidate the financial statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from controlling the decisions in conducting the associate’s business.

Armacero Industrial e Comercial S.A. is an associate company and none of its equity holders control the company. The remaining interest in this company is held by another partner and there is no shareholders’ agreement providing joint-control.

The summarized financial information of the associate companies, accounted for under the equity method, are shown on a combined basis as follows:

	Associate Companies
	2013	2012
Assets
Current	1,272,597	1,215,008
Non-current	1,172,430	1,227,638
Total Assets	2,445,027	2,442,646

Liabilities
Current	685,368	387,452
Non-current	453,142	667,701
Combined Equity	1,306,517	1,387,493
Total Liabilities and Equity	2,445,027	2,442,646

Company’s share of net assets of associate companies	668,196	667,727

	2013	2012	2011
Income statement
Net sales	1,406,917	1,478,722	1,711,592
Cost of sales	(1,252,470)	(1,318,766)	(1,498,336)
Gross profit	154,447	159,956	213,256
Selling, general and administrative expenses	(82,443)	(82,384)	(92,946)
Other operating income, net	5,210	16,065	29,134
Income before financial income and expenses, and taxes	77,214	93,637	149,444
Financial result, net	(10,126)	(21,512)	(14,392)
Income before taxes	67,088	72,125	135,052
Provision for income and social contribution taxes	(15,880)	(30,971)	(36,749)
Net income	51,208	41,154	98,303

Company’s share of net income of associate companies	17,956	2,655	29,403

3.4 — Business combination

a) Kalyani Gerdau Steel Ltds (KGS) (currently named Gerdau Steel India Ltd.)

On July 7, 2012, the Company obtained control of its then joint venture Kalyani Gerdau Steel Ltds (KGS), which is a specialty steel producer based in India and in which the Company had an interest of 91.28% as of the date of obtaining control. During 2012, before the date on which the Company acquired control over KGS, the Company made capital increases in KGS, which resulted in an increase of its shareholding interest held from 80.57% at December 31, 2011 to 91.28%. Control was obtained as a result of the expiration of the veto powers of the other shareholder of KGS and of its right to make contributions to increase its interest in KGS to the level of its original interest. As a result of the obtaining of control, the Company considered the transaction as a step acquisition, remeasuring the previously held interest in KGS at its fair value amounting to R$ 261,910 and recognizing a gain in the statement of income of R$ 2,952 under other operating income. This gain included the recycling to income of the amount in accumulated other comprehensive income related to the cumulative translation adjustment of KGS of R$ 8,031 and the releated deferred taxes. Additionally, the original goodwill in the amount of R$ 28,389 was derecognized and new goodwill was recognized upon acquisition of control in the amount of R$ 39,372. The new goodwill is not deductible for tax purposes and is presented in the Goodwill account.

The gain of R$ 2,952 recognized in the statement of income referred to above has been determined as follows:

Estimated fair value of the previously held 91.28% interest in Kalyani Gerdau Steel Ltds (“Kalyani”) as of July 7, 2012	R$	261,910

Less:
Carrying amount of the investment in the joint venture Kalyani recorded under “Investment in associates and joint venures” as of July 7, 2012	R$	(146,720)
Carrying amount of the advances for capital increases in Kalyani recorded under “Advance for capital increase in joint ventures” as of July 7, 2012	R$	(104,215)
Sub-total carrying amount	R$	(250,935)

Excess of fair value over carrying amount	R$	10,975

Less:
Cummulative translation adjustment (loss) recycled to the income statement related to the Kalyani joint venture net of tax effect	R$	(8,031)
Rounding effect	R$	8

Gain recognized in the income statement upon obtaining control of Kalyani	R$	2,952

We have accounted for the acquisition of control of Kalyani as a business combination achieved in stages since we obtained control in Kalyani on which we already held an equity interest immediately before the acquisition date.

We remeasured our previously held equity interest to its estimated fair value and we recognized the resulting gain in income. Additionally, we recognized in profit and loss the cumulative amount recorded through July 7, 2012 in accumulated comprehensive income as if we had disposed of our previously held interest in Kalyani.

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

b) Cycle Systems

On January 31, 2013, the Company acquired certain operating assets and assumed certain operating liabilities from Cycle Systems, Inc (“Cycle Systems”) in the amount of US$ 13,610 thousands (equivalent to R$ 27,061 at the acquisition date). Cycle Systems, headquartered in Roanoke, Va. operates nine scrap yard locations throughout Virginia, including a “Shredder” and a number of feeder yards, processing approximately 185,000 tonnes of scrap per year.

The table below summarizes the fair value measurements of the assets acquired and liabilities at the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Current assets	13,919	—	13,919
Goodwill	—	829	829
Property, plant and equipment	17,276	—	17,276
Current liabilities	(4,963)	—	(4,963)
Net assets	26,232	829	27,061

Amounts related to net sales and accounts receivables, attributed to Cycle Systems and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Cycle Systems, since the acquisition date until December 31, 2013, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended December 31, 2013, had it been acquired at the beginning of that period, would not have been material.

c) Cyrgo

On September 2, 2013, the Company acquired 100% of the Company Cyrgo S.A. (Cyrgo) by the amount of COP$ 23,789 million (equivalent to R$ 29,261 at the acquisition date). Cyrgo is a construction and steel products distributor, headquartered in Bogota, Colombia.

The table below summarizes the fair value measurements of the assets acquired and liabilities at the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Current assets	42,490	—	42,490
Property, plant and equipment	1,891	—	1,891
Goodwill	—	26,465	26,465
Current liabilities	(41,585)	—	(41,585)
Net assets	2,796	26,465	29,261

Amounts related to net sales and accounts receivables, attributed to Cyrgo, included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Cyrgo, since the acquisition date until December 31, 2013, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended December 31, 2013, had it been acquired at the beginning of that period, would not have been material.

3.5 - Acquisition of additional interest in subsidiaries and business combinations

a) Gerdau Steel India Ltd.

In 2013 the Company acquired an additional interest of 4.14% in subsidiary Gerdau Steel India Ltd. (formerly named Kalyani Gerdau Steel Ltd.). The amount paid for the transaction was R$ 18,151 and, as a result of the transaction and in accordance with IFRS 10, the Company recognized in equity, under the row “Effects of interest changes in subsidiaries”, the amount R$ 8,090, which is the difference between the amount paid and the amount of the non-controlling interests in the net assets acquired.

b) Gerdau Hungria Holdings LLC

In 2013 the Company acquired from Grupo Gerdau Empreendimentos Ltda., an additional interest of 1% in the subsidiary Gerdau Hungria Holdings LLC. The amount paid was R$ 14,939 and, as a result of the transaction and in accordance with IFRS 10, the Company recognized in equity, under the row “Effects of interest changes in subsidiaries”, the amount of R$ (385), which is the difference between the amount paid and the amount of the non-controlling interests in the net assets acquired.

3.6 - Acquisition of additional interest in associated companies

a) Multisteel Business Holdings Corp.

In 2013 the Company has acquired an additional interest of 30.97% in the associate Multisteel Business Holdings Corp., holding 79.97% of  interest the associate. Control is not characterized due to the shareholders’ agreement that grants veto rights to the other shareholder on important matters of the associate. The amount paid for the transaction was US$ 22,131 thousand (R$ 51,383 at the acquisition date). The assets fair value is close to the amount paid in the acquisition.

3.7 - Total cash paid for business combinations and increases of interest in subsidiaries in the years ended December 31, 2013, 2012 and 2011

2013
Companies / interest acquired
Acquisitions
Cycle Systems Inc.	26,361
Cyrgo S/A	29,261
55,622
Interest increase in subsidiaries
Gerdau Steel India Ltd.	18,151
Gerdau Hungria Holdings LLC	14,939
33,090
Interest increase in associate company
Multisteel Business Holdings Corp.	51,383
51,383

There were no cash paid for business combinations and increases in already controlled subsidiaries in the years ended December 31, 2012 and 2011.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	2013	2012
Cash	7,385	6,377
Banks and immediately available investments	2,091,839	1,430,858
Cash and cash equivalents	2,099,224	1,437,235

Short-term investments

	2013	2012
Held for trading	2,123,168	1,059,605
Short-term investments	2,123,168	1,059,605

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2013	2012
Trade accounts receivable - in Brazil	1,378,989	1,227,610
Trade accounts receivable - exports from Brazil	318,453	300,669
Trade accounts receivable - foreign subsidiaries	2,480,985	2,252,488
(-) Allowance for doubtful accounts	(99,621)	(85,386)
	4,078,806	3,695,381

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

Accounts receivable by aging are as follows:

	2013	2012
Current	3,104,238	2,778,337
Past-due:
Up to 30 days	730,309	685,079
From 31 to 60 days	126,886	133,444
From 61 to 90 days	39,739	46,057
From 91 to 180 days	81,829	57,767
From 181 to 360 days	43,085	41,083
Above 360 days	52,341	39,000
(-) Allowance for doubtful accounts	(99,621)	(85,386)
	4,078,806	3,695,381

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2011	(67,263)
Provisions for bad debt during the year	(46,654)
Recoveries in the year	2,976
Write-offs	48,007
Exchange variation	698
Balance as of December 31, 2011	(62,236)
Provisions for bad debt during the year	(50,763)
Recoveries in the year	789
Write-offs	26,934
Exchange variation	(110)
Balance as of December 31, 2012	(85,386)
Provisions for bad debt during the year	(53,316)
Recoveries in the year	5,971
Write-offs	32,982
Exchange variation	128
Balance as of December 31, 2013	(99,621)

NOTE 6 - INVENTORIES

	2013	2012
Finished products	3,493,293	3,555,116
Work in progress	1,784,136	1,961,380
Raw materials	1,951,425	2,188,582
Storeroom supplies	842,646	943,265
Advances to suppliers	176,412	159,594
Imports in transit	325,055	285,474
(-) Allowance for adjustments to net realizable value	(73,276)	(71,869)
	8,499,691	9,021,542

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

Balance as of January 01, 2011	(67,024)
Provision for the year	(56,999)
Write-offs	122,877
Exchange rate variation	(12,201)
Balance as of December 31, 2011	(13,347)
Provision for the year	(141,121)
Write-offs	86,710
Exchange rate variation	(4,111)
Balance as of December 31, 2012	(71,869)
Provision for the year	(56,752)
Write-offs	61,453
Exchange rate variation	(6,108)
Balance as of December 31, 2013	(73,276)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 34,728,460, R$ 33,234,102 and R$ 30,298,232 were recognized as cost of sales during the years ended December 31, 2013, 2012 and 2011, respectively. The amounts of R$ 2,075,459, R$ 1,910,237 and R$ 1,843,952 were recognized as freight costs during the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, 2012 and 2011, cost of sales includes, respectively, the amounts of R$ 61,453, R$ 86,710 and R$ 122,877 related to inventories written-off and the amounts of R$ 56,752, R$ 141,121 and R$ 56,999 related to the provision for net realizable value.

NOTE 7 — TAX CREDITS

	2013	2012
Current
ICMS (state VAT)	137,897	179,093
Social security financing	266,077	132,445
Financing of social integration program	58,792	18,158
IPI (federal VAT)	65,958	49,182
IVA (value-added tax)	157,093	183,094
Others	30,989	39,176
	716,806	601,148

Non-current
ICMS (state VAT)	94,671	116,822
Social security financing	3,643	2,262
Financing of social integration program and Others	5,155	498
	103,469	119,582
	820,275	720,730

The estimates of realization of non-current tax credits are as follows:

	2013	2012
2014	—	41,700
2015	34,265	38,941
2016	32,422	38,941
2017	32,422	—
2018	4,360	—
	103,469	119,582

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s Brazilian subsidiaries were granted with R$ 23,255 of tax incentives in the form of income tax credits during the year ended December 31, 2013 (R$ 28,447 and R$ 8,371 during the years ended December 31, 2012 and 2011, respectively). This tax incentive derives from technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), cultural and artistic activities and PRONON — National Programme to Support Cancer Care. Additionally, some units of the Gerdau Aços Longos S.A., located in the northeast region of Brazil, have been granted until 2023, with a 75% reduction in income tax . This benefit amounted R$ 12,625 as of December 31, 2013 (R$ 10,002 and R$ 0 during the years ended December 31, 2012 and 2011, respectively). The tax credits and incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

On December 31, 2013, the Company has total tax loss carryforwards arising from its operations in Brazil of R$ 618,628 for income tax (R$ 539,676 and R$ 606,139 as of December 31, 2012 and 2011, respectively) and for social contribution tax of R$ 1,352,142 (R$ 1,252,564 and R$ 1,291,616 as of December 31, 2012 and 2011, respectively), representing a deferred tax asset of R$ 276,350 (R$ 247,650 and R$ 267,780 as of December 31, 2012 and 2011, respectively). The Company estimates that the carryforwards will be realized based on the projections of future taxable income. In addition to these deferred tax assets, the Company has not recorded tax assets of R$ 246,621 (R$ 195,280 and R$ 172,556 as of December 31, 2012 and 2011, respectively), due to the current expected lack of opportunity to use those tax losses for income tax and social contribution in subsidiaries. However, these tax losses for income tax and social contribution do not have an expiration date.

On January 1, 2013, the subsidiary Gerdau Ameristeel amalgamated with Gerdau Steel North America, Inc. (GSNAI) and as a result of the amalgamation, the Company recorded R$ 24,871 of additional deferred tax asset related to tax loss carryforwards. As of December 31, 2013 and December 31, 2012, the subsidiary Gerdau Ameristeel had a deferred tax asset of R$ 220,781 and R$ 151,920, respectively, for tax loss carry forwards in Canada. These tax loss carryforwards expire on various dates between 2025 and 2033. The subsidiary believes it is probable that these deferred tax benefits will be realized through the generation of future taxable income and, historically, the subsidiary has been able to generate sufficient taxable income to utilize tax benefits associated with previous tax loss carry forwards, however, the amounts of deferred tax assets can be adjusted if the estimates of taxable income are revised.

On December 31, 2013, the subsidiary Gerdau Ameristeel had R$ 294,142 (R$ 142,673 and R$ 133,881 as of December 31, 2012 and 2011, respectively) of tax losses related to capital losses for which deferred tax assets were not recognized in the Consolidated Financial Statements. Of this amount, R$ 142,709, was derived from tax losses related to the amalgamation with GSNAI and also from foreign currency transactions. The remaining balance relates primarily to  long-term investment losses recognized by Gerdau Ameristeel and currently does not have an expiration date, except for the amounts of R$ 80,000 and R$ 1,912 included in the balance sheet as of December 31, 2013 that expire on 2015 and 2016, respectively (R$ 69,786 and R$ 1,667 as of December 31, 2012). The subsidiary had several state tax losses totaling R$ 193,236 (R$ 144,982 and R$ 208,060 as of December 31, 2012 and 2011, respectively), which have not been recognized and expire at various dates between 2014 and 2033. The subsidiary also had R$ 128,129 as of December 31, 2013 (R$ 92,485 as of December 31, 2012) of state tax credits which have not been recognized in the Consolidated Balance Sheets. These credits expire at various dates between 2015 and 2018, except for an amount of R$ 7,304 (R$ 6,372 and R$ 13,147 as of December 31, 2012 and 2011, respectively), which does not have an expiration date.

On December 31, 2013, the subsidiary Gerdau Holdings Europa S.A. had deferred tax assets due to tax losses, totaling R$ 415,638 (R$ 321,116 as of December 31, 2012) recognized in the Consolidated Financial Statements.

On November 11, 2013 was published the Provisional Measure (MP) No 627, repealing the Transitional Tax Regime (RTT) bringing other definitions, including: (i) changes in Decree-Law No 1.598/77 regarding the corporate income tax as well as amending the legislation on social contribution over net income, (ii) establishes that the amendment or adoption of accounting methods and criteria through administrative acts issued on the basis of jurisdiction conferred under commercial law which are subsequent to the publication of this MP, will not have implications in the calculation of federal taxes until tax law regulates the subject, (iii) includes specific treatment on potential taxation of profits or dividends, (iv) includes provisions on the calculation of interest on equity; and (v) includes consideration of investments recorded under the equity method. The provisions of the MP are effective from 2015 on. The early adoption in 2014 can eliminate potential tax effects, especially related to payment of dividends and interest on equity effectively paid until to the date of publication of this MP as well as equity in earnings of unconsolidated companies. The Company conducted a study of the possible effects that could result from the application of this new standard and concluded that the early adoption, or not, does not result in material adjustments to the Consolidated Financial Statements. Management is awaiting the approval of the MP by the Congress to decide on a possible early adoption for the calendar year 2014.

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2013, 2012 and 2011. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 20% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2013	2012	2011
Income before income taxes	1,452,646	1,559,462	2,350,672
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(493,900)	(530,217)	(799,228)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	269,466	154,713	225,315
- Equity in earnings of unconsolidated companies	18,360	2,840	21,305
- Interest on equity	119,773	40,264	54,753
- Tax credits and incentives	35,880	38,449	8,371
- Capital Gain*	—	(122,121)	—
- Tax deductible goodwill recorded in statutory books	358,835	358,835	238,043
- Non-recurring effects	(69,290)	(18,166)	—
- Other permanent differences, net	1,932	12,181	(1,655)
Income and social contribution taxes	241,056	(63,222)	(253,096)
Current	(318,422)	(316,271)	(519,843)
Deferred	559,478	253,049	266,747

* On December 27, 2012 the Company exchanged with its subsidiary Gerdau Açoes Longos its interest in Gerdau Comercial de Aços for an additional interest previously hold by Gerdau Aços Longos in Gerdau Internacional Empreendimentos. The disposal of the interest in Gerdau Comercial de Aços generated a taxable capital gain. The exchange was planned and consummated during 2012 as part of an internal corporate restructuring of some of its subsidiaries in Brazil.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 01, 2011	Recognized in income	Business combination	Gains/Losses on translation and taxes recorded in other comprehensive income (*)	Balance as of December 31, 2011

Tax loss carryforward	821,812	(87,794)	(70,103)	(244,816)	419,099
Social contribution tax losses	76,449	75,846	(36,050)	—	116,245
Provision for tax, civil and labor liabilities	193,476	88,383	—	11,669	293,528
Benefits granted to employees	13,752	120,946	—	147,548	282,246
Other temporary differences	13,328	(78,917)	—	197,252	131,663
Provision for losses	86,250	(25,240)	—	—	61,010
Fair value adjustments on businesses acquired	(1,896,905)	173,523	—	108,833	(1,614,549)
	(691,838)	266,747	(106,153)	220,486	(310,758)

Non-current assets	1,579,011				1,547,967
Non-current liabilities	(2,270,849)				(1,858,725)

* Includes R$ 104,737 of gain/loss on translation and R$ 115,749 of income taxes

	Balance as of December 31, 2011	Recognized in income	Business combination	Gains/Losses on translation and taxes recorded in other comprehensive income (*)	Balance as of December 31, 2012

Tax loss carryforward	419,099	(3,091)	—	342,378	758,386
Social contribution tax losses	116,245	(3,514)	—	—	112,731
Provision for tax, civil and labor liabilities	293,528	60,197	—	3,498	357,223
Benefits granted to employees	282,246	(14,102)	—	131,114	399,258
Other temporary differences	131,663	(63,082)	—	60,088	128,669
Deferred exchange variance**	—	180,573	—	—	180,573
Provision for losses	61,010	(7,903)	—	3,480	56,587
Fair value adjustments on businesses acquired	(1,614,549)	103,971	(8,485)	(60,027)	(1,579,090)
	(310,758)	253,049	(8,485)	480,531	414,337

Non-current assets	1,547,967				2,210,300
Non-current liabilities	(1,858,725)				(1,795,963)

* Includes R$ 384,754 of gain/loss on translation and R$ 95,777 of income taxes

** Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2012	Recognized in income	Others	Gains/Losses on translation and taxes recorded in other comprehensive income (*)	Balance as of December 31, 2013

Tax loss carryforward	758,386	89,823	—	100,161	948,370
Social contribution tax losses	112,731	12,876	(3,914)	—	121,693
Provision for tax, civil and labor liabilities	357,223	84,762	—	2,394	444,379
Benefits granted to employees	399,258	(18,063)	—	(59,475)	321,720
Other temporary differences	128,669	(28,479)	—	41,026	141,216
Deferred exchange variance**	180,573	343,108	—	—	523,681
Provision for losses	56,587	(10,456)	—	(82)	46,049
Fair value adjustments on businesses acquired	(1,579,090)	85,907	—	(184,732)	(1,677,915)
	414,337	559,478	(3,914)	(100,708)	869,193

Non-current assets	2,210,300				2,056,445
Non-current liabilities	(1,795,963)				(1,187,252)

* Includes R$ (39,436) of gain/loss on translation and R$ (61,272) of income taxes

** Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2013	2012
2013	—	347,385
2014	217,134	298,337
2015	163,495	311,215
2016	163,573	230,781
2017	321,843	211,782
2018 on	1,190,400	810,800
	2,056,445	2,210,300

	Liabilities
	2013	2012
2013	—	(210,828)
2014	(68,500)	(222,679)
2015	(174,760)	(228,084)
2016	(163,952)	(195,284)
2017	(130,191)	(164,475)
2018 on	(649,849)	(774,613)
	(1,187,252)	(1,795,963)

NOTE 9 — INVESTMENTS

I) Associates and joint ventures

	Joint Ventures			Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Total
Balance as of January 01, 2011	217,643	57,200	25,704	117,267	17,913	206,158	239,585	283,974	97,786	1,290	1,264,520
Equity in earnings	75,013	(7,582)	(34,172)	18,019	727	(4,297)	11,114	2,669	1,171	—	62,662
Cumulative Translation Adjustment	31,737	(130)	3,358	—	1,144	23,868	(3,870)	36,186	15,241	—	107,534
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	(2,773)	—	(2,773)
Capital increase	—	—	26,855	—	—	—	—	—	—	—	26,855
Dividends/Interest on equity	(57,873)	—	—	(11,489)	—	(3,672)	(23,093)	—	(7,380)	—	(103,507)
Balance as of December 31, 2011	266,520	49,488	21,745	123,797	19,784	222,057	223,736	322,829	104,045	1,290	1,355,291
Equity in earnings	28,757	(5,957)	(17,102)	18,335	(548)	(17,501)	5,689	(10,344)	7,024	—	8,353
Cumulative Translation Adjustment	25,420	8,476	(17,515)	—	4,090	18,834	37,616	29,226	—	—	106,147
Capital increase	—	—	159,592	—	—	—	—	—	—	—	159,592
Dividends/Interest on equity	(42,486)	—	—	(3,280)	—	—	—	—	(11,292)	—	(57,058)
Reclassification of goodwill upon acquisition of control	—	—	28,389	—	—	—	—	—	—	—	28,389
Acquisition of control (note 3.4)	—	—	(175,109)	—	—	—	—	—	—	—	(175,109)
Balance as of December 31, 2012	278,211	52,007	—	138,852	23,326	223,390	267,041	341,711	99,777	1,290	1,425,605
Equity in earnings	46,800	(10,755)	—	17,586	(2,181)	(1,114)	(8,180)	10,582	1,263	—	54,001
Cumulative Translation Adjustment	38,804	11,036	—	—	4,975	35,905	37,342	40,786	—	—	168,848
Capital reduction	—	—	—	—	—	—	—	—	(26,663)	—	(26,663)
Acquisition/disposal of investment	—	—	—	—	—	51,383	—	—	(74,377)	—	(22,994)
Fair value allocation on investment	—	—	—	—	—	(22,796)	—	—	—	—	(22,796)
Capital increase	—	77,103	—	—	—	—	—	—	—	—	77,103
Dividends/Interest on equity	(37,051)	—	—	(23,521)	—	—	—	(2,501)	—	—	(63,073)
Balance as of December 31, 2013	326,764	129,391	—	132,917	26,120	286,768	296,203	390,578	—	1,290	1,590,031

a) Joint Ventures North America

Corresponds to the entities: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

Composition of Goodwill by associate and joint ventures

	2013	2012	2011
Dona Francisca Energética S.A.	17,071	17,071	17,071
Multisteel Business Holdings Corp.	30,396	46,195	42,096
Corsa Controladora S.A. de C.V.	186,419	163,269	140,045
Corporación Centroamericana del Acero, S.A.	230,504	199,835	184,463
Gerdau Steel India Ltd.	—	—	26,468
	464,390	426,370	410,143

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Gross cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2011	5,982,348	19,362,966	766,751	1,372,187	845,706	28,329,958
Additions	1,570	35,293	11,847	1,823,897	88,772	1,961,379
Transfers	518,110	659,603	(185,434)	(1,040,597)	48,318	—
Disposals	(19,893)	(150,672)	(47,474)	(37,653)	(8,891)	(264,583)
Fair value allocation	—	—	—	—	27,226	27,226
Foreign exchange effect	276,388	1,221,759	22,442	59,613	34,861	1,615,063
Balances as of December 31, 2011	6,758,523	21,128,949	568,132	2,177,447	1,035,992	31,669,043
Additions	83,165	213,850	23,795	2,717,522	88,924	3,127,256
Transfers	164,030	625,117	120,170	(809,270)	(100,047)	—
Disposals	(51,849)	(132,583)	(17,110)	(65,302)	(52,273)	(319,117)
Business Combination	91,603	162,638	1,792	101,115	1,530	358,678
Fair value allocation	—	—	—	—	14,941	14,941
Foreign exchange effect	355,622	997,330	21,574	172,693	37,114	1,584,333
Balances as of December 31, 2012	7,401,094	22,995,301	718,353	4,294,205	1,026,181	36,435,134
Additions	88,225	113,164	8,091	2,311,817	76,968	2,598,265
Transfers	604,179	2,388,071	(62,614)	(3,034,451)	104,815	—
Disposals	(47,292)	(171,342)	(8,203)	(14,181)	(28,435)	(269,453)
Business Combination	4,613	10,739	137	—	3,678	19,167
Foreign exchange effect	429,292	1,399,969	40,903	180,226	50,334	2,100,724
Balances as of December 31, 2013	8,480,111	26,735,902	696,667	3,737,616	1,233,541	40,883,837

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2011	(2,013,425)	(9,479,267)	(418,771)	411	(247,346)	(12,158,398)
Depreciation, amortization and depletion	(207,447)	(1,281,584)	(64,611)	—	(66,129)	(1,619,771)
Transfers	(25,537)	20,285	2,770	—	2,482	—
Disposals	2,311	102,732	46,248	(411)	7,503	158,383
Foreign exchange effect	(275,525)	(420,177)	(24,192)	—	(34,292)	(754,186)
Balances as of December 31, 2011	(2,519,623)	(11,058,011)	(458,556)	—	(337,782)	(14,373,972)
Depreciation, amortization and depletion	(223,015)	(1,356,762)	(47,556)	—	(44,945)	(1,672,278)
Transfers	(1,798)	(2,986)	(58,275)	—	63,059	—
Disposals	3,295	97,325	17,207	—	48,432	166,259
Foreign exchange effect	(109,902)	(711,216)	(16,057)	—	(27,787)	(864,962)
Balances as of December 31, 2012	(2,851,043)	(13,031,650)	(563,237)	—	(299,023)	(16,744,953)
Depreciation, amortization and depletion	(275,102)	(1,510,291)	(42,003)	—	(54,134)	(1,881,530)
Transfers	(3,545)	4,553	34,449	—	(35,457)	—
Disposals	19,353	113,004	6,727	—	37,854	176,938
Foreign exchange effect	(157,114)	(776,200)	(46,924)	—	(34,980)	(1,015,218)
Balances as of December 31, 2013	(3,267,451)	(15,200,584)	(610,988)	—	(385,740)	(19,464,763)

Net property, plant and equipment
Balances as of December 31, 2011	4,238,900	10,070,938	109,576	2,177,447	698,210	17,295,071
Balances as of December 31, 2012	4,550,051	9,963,651	155,116	4,294,205	727,158	19,690,181
Balances as of December 31, 2013	5,212,660	11,535,318	85,679	3,737,616	847,801	21,419,074

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The Company’s plants in North America, Spain and Latin America (except Brazil), and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2013 totaled R$ 114,032 (R$ 94,532 and R$ 49,551 during the years ended on December 31, 2012 and 2011, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 615,997 as of December 31, 2013 (R$ 525,220 and R$ 119,289 as of December 31, 2012 and 2011, respectively).

e) Impairment of property, plant and equipment — At December 31, 2013, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized in prior years is R$ 39,865 for land, buildings and construction (R$ 35,270 as of December 31, 2012) and R$ 14,128 for machines, equipment and installations (R$ 12,979 as of December 31, 2012).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2011	8,353,409	(195,311)	8,158,098
(+/-) Foreign exchange effect	996,827	(19,168)	977,659
(+) Additions	20,032	—	20,032
Balance as of December 31, 2011	9,370,268	(214,479)	9,155,789
(+/-) Foreign exchange effect	855,606	(17,371)	838,235
(+) Reclassification upon acquisition of control	28,389	—	28,389
(+) Additions	10,983	—	10,983
Balance as of December 31, 2012	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	1,324,790	(32,435)	1,292,355
(+) Additions (Note 3.4)	27,294	—	27,294
Balance as of December 31, 2013	11,617,330	(264,285)	11,353,045

The amounts of goodwill by segment are as follows:

	2013	2012	2011
Brazil	533,186	513,711	380,644
Special Steel	2,580,989	2,239,566	2,016,847
Latin America	781,208	770,843	784,945
North America	7,457,662	6,509,276	5,973,353
	11,353,045	10,033,396	9,155,789

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 01, 2011	118,916	82,701	954,462	20,744	1,176,823
Foreign exhange effect	—	—	111,631	1,773	113,404
Acquisition	—	130,120	—	11,546	141,666
Disposal	—	—	—	(6,075)	(6,075)
Amortization	(14,991)	—	(135,950)	(1,169)	(152,110)
Balance as of December 31, 2011	103,925	212,821	930,143	26,819	1,273,708
Foreign exhange effect	—	—	85,845	4,077	89,922
Acquisition	—	152,552	—	4,253	156,805
Disposal	—	—	—	(797)	(797)
Amortization	(13,331)	—	(140,567)	(1,324)	(155,222)
Balance as of December 31, 2012	90,594	365,373	875,421	33,028	1,364,416
Foreign exhange effect	—	—	141,310	2,149	143,459
Acquisition	—	140,469	—	17,926	158,395
Disposal	—	—	—	(20,374)	(20,374)
Amortization	(11,687)	—	(131,236)	(5,054)	(147,977)
Balance as of December 31, 2013	78,907	505,842	885,495	27,675	1,497,919

Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2013	2012	2011
Brazil	424,466	334,850	263,865
Special Steel	244,266	252,310	270,143
North America	829,187	777,256	739,700
	1,497,919	1,364,416	1,273,708

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2013	2012
Short term financing in Brazilian reais
Working capital	8.10%	421,564	393,579
Financing of investment and others	10.22%	42,432	—
Short term financing in foreign currency
Working capital (USD)	2.06%	514,417	943,790
Working capital (EUR)	2.55%	76,577	64,190
Working capital (CLP)	3.85%	10,164	2,096
Working capital (COP)	6.87%	91,435	172,105
Working capital (ARS)	15.10%	7,799	38,102
Working capital (MXN)	5.66%	26,743	154,289
Financing of property, plant and equipment and others (USD)	3.56%	4,920	6,764
Financing of property, plant and equipment and others (INR)	10.63%	125,209	5,133
Financing of property, plant and equipment and others (MXN)	5.66%	46,154	26,125
		1,367,414	1,806,173
Plus current portion of long-term financing		443,369	518,201
Short term financing plus current portion of long-term financing		1,810,783	2,324,374

Long-term financing in Brazilian reais
Working capital	4.79%	111,592	263,774
Financing of property, plant and equipment and others	7.80%	1,800,819	1,615,955
Financing of investment	10.26%	627,350	—
Long-term financing in foreign currency
Working capital (USD)	1.85%	334,290	1,318,628
Working capital (EUR)	2.55%	40,331	56,154
Working capital (MXN)	5.66%	—	27,956
Working capital (COP)	6.84%	286,545	248,924
Working capital (ARS)	15.10%	14,271	618
Working capital (INR)	10.63%	10,924	—
Ten Year Bonds (USD)	6.44%	10,844,032	8,274,411
Financing of investment (USD)	4.75%	160,216	188,178
Financing of property, plant and equipment and others (INR)	10.63%	98,897	143,276
Financing of property, plant and equipment and others (USD)	4.18%	561,947	106,195
Financing of property, plant and equipment and others (MXN)	5.66%	33,652	—
		14,924,866	12,244,069
Less: current portion		(443,369)	(518,201)
Long term financing minus current portion		14,481,497	11,725,868
Total financing		16,292,280	14,050,242

Principal amount of the financing		15,901,519	13,741,887
Accrued interest		390,761	308,355
Total financing		16,292,280	14,050,242

(*) Weighted average effective interest costs on December 31, 2013.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, CDI (Interbank Deposit Certificate), or by the IGP-M (general market price index), IPCA (Amplified Consumer Price) e SELIC (Special System for Settlement and Custody).

Summary of loans and financing by currency:

	2013	2012
Brazilian Real (BRL)	3,003,757	2,273,308
U.S. Dollar (USD)	12,419,822	10,837,966
Euro (EUR)	116,908	120,344
Colombian Peso (COP)	377,980	421,029
Argentine Peso (ARS)	22,070	38,720
Chilean Peso (CLP)	10,164	2,096
Mexican Peso (MXN)	106,549	208,370
Indian rupee (INR)	235,030	148,409
	16,292,280	14,050,242

The amortization schedules of long term loans and financing are as follows:

	2013	2012
2014	—	1,054,654
2015	958,861	1,113,093
2016	592,501	326,199
2017	4,057,773	3,330,154
2018	502,723	202,914
2019 and after	8,369,639	5,698,854
	14,481,497	11,725,868

a) Main funding in 2013

In April, 2013, the Company, through its subsidiary Gerdau Trade Inc., concluded the issuance of ten-year bonds, in the amount of US$ 0.75 billion (R$ 1.76 billion), with a coupon of 4.75% p.a..

Throughout 2013, the subsidiary Gerdau Açominas obtained US$ 30.8 million (R$ 72.2 million) with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. This operation originated from a investment financing, begun in June 2011 and has credit insurance by the ECGD (Export Credits Guarantee Department), an export incentive agency of the United Kingdom.

In September, 2013, the subsidiary Gerdau Açominas obtained a loan from Banco do Brasil in the total amount of R$ 660 million with an interest rate of 105% of CDI.

In September and in December 2013, the subsidiary Gerdau Steel India concluded the financial transaction in the amount of US$ 40 million (R$ 93.7 million), denominated in Rupees, and US$ 25 million (R$ 58.6 million) from Tokyo Bank and HSBC, respectively. The maturity is in five years.

In December 2013, the Company obtained R$ 91.8 million through the EXIM PSI, which is a BNDES program with maturity in three years.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

During the 2nd quarter of 2013, the Company completed the implementation of its new financial covenants standard in which cash and cash equivalents, as well as financial income are considered in the calculation of the indicators. Aligned with this strategy, the financing agreements of the Company and its subsidiaries, which contain financial covenants, follow the new standard:

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A.. On December 31, 2013, the current ratio was 6.3 times.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2013, the current ratio was 2.5 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2013 the current ratio was 2.5 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 56.8 million on the balance sheet date, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

d) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of December 31, 2013, the outstanding balance of this credit facility was R$ 651.9 million.

In December, 2013, the Company concluded the renewal of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. As of December 31, 2013, the outstanding loans under the line totaled US$ 284.8 million (R$ 667.2 million as of December 31, 2013) and are classified as working capital (US$).

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2013
Issuance	Meeting	Issued	Held in treasury	Maturity	2013	2012
3rd- A and B	May 27,1982	144,000	122,924	06/01/2021	87,834	90,540
7th	July 14, 1982	68,400	49,250	07/01/2022	101,859	117,936
8th	November 11, 1982	179,964	142,290	05/02/2013	130,921	257,979
9th	June 10, 1983	125,640	78,281	09/01/2014	27,584	30,948
11th - A and B	June 29, 1990	150,000	136,852	06/01/2020	66,297	120,910
Total Consolidated					414,495	618,313

Current					27,584	257,979
Non-current					386,911	360,334

(*) CDI - Interbank Deposit Certificate

The amortization schedule of long-term amounts is as follows:

	2013	2012
2014	—	30,948
2020 on	386,911	329,386
	386,911	360,334

The debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 8.06% and 8.40% as of December 31, 2013 and December 31, 2012, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Year bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2013		2012
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	2,099,224	2,099,224	1,437,235	1,437,235
Short-term investments	2,123,168	2,123,168	1,059,605	1,059,605
Trade accounts receivable	4,078,806	4,078,806	3,695,381	3,695,381
Related parties	87,159	87,159	132,478	132,478
Unrealized gains on derivatives	319	319	—	—
Other current assets	291,245	291,245	259,886	259,886
Other non-current assets	220,085	220,085	231,130	231,130
Liabilities
Trade accounts payable	3,271,419	3,271,419	3,059,684	3,059,684
Ten Year Bonds	10,844,032	11,569,859	8,274,411	9,390,609
Other financing	5,448,248	5,448,248	5,775,831	5,775,831
Payroll and related liabilities	655,962	655,962	558,634	558,634
Debentures	414,495	414,495	618,313	618,313
Related parties	43	43	15	15
Other current liabilities	634,761	634,761	358,673	358,673
Other non-current liabilities	571,510	571,510	271,818	271,818
Put options on non controlling interest	—	—	607,760	607,760
Unrealized losses on derivatives	3,283	3,283	8,199	8,199

The fair value of the Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 13 and 14). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 21). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less than or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater than 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 13 and 14, respectively.

	2013
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,271,419	3,271,419	—	—	—
Loans and financings	16,292,280	1,810,783	1,551,362	4,560,496	8,369,639
Payroll and related liabilities	655,962	655,962	—	—	—
Debentures	414,495	27,584	—	—	386,911
Related parties	43	—	—	—	43
	20,634,199	5,765,748	1,551,362	4,560,496	8,756,593

	2012
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,059,684	3,059,684	—	—	—
Loans and financings	14,050,242	2,324,374	2,167,747	3,656,353	5,901,768
Payroll and related liabilities	558,634	558,634	—	—	—
Debentures	618,313	257,979	30,948	—	329,386
Related parties	15	—	—	—	15
Put options on non-controlling interest	607,760	607,760	—	—	—
	18,894,648	6,808,431	2,198,695	3,656,353	6,231,169

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		2013	2012
Foreign currency sensitivity analysis	5%		166,257	154,775
Interest rate sensitivity analysis	10	bps	62,305	66,189
Sensitivity analysis of changes in prices of products sold	1%		398,630	379,817
Sensitivity analysis of changes in raw material and commodity prices	1%		247,804	238,889
Sensitivity analysis of interest rate swaps	10	bps	8,986	752
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%		2,319	2,023

Foreign currency sensitivity analysis:  As of December 31, 2013, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 166,257 and R$ 73,726 after the effects of changes in the net investment hedge described in note 15.g, as of December 31, 2013 (R$ 154,775 and R$ 85,590 of December 31, 2012, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 62,305 as of December 31, 2013 (R$ 66,189 as of December 31, 2012) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the year ended on December 31, 2013, totals R$ 398,630 (R$ 379,817 as of December 31, 2012) and the variation in the price of raw materials and other inputs totals R$ 247,804 as of December 31, 2013 (R$ 238,889 as of December 31, 2012). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 10 bps in the interest curve represents an income of R$ 8,986 (income of R$ 752 as of December 31, 2012) and a decrease of 10 bps in the interest curve represents an expense of R$ 8,986 (expense of R$ 752 as of December 31, 2012). On December 31, 2013, these effects would be recognized in the statement of comprehensive income in the amount of R$ 8,986 (R$ 752 in the statement of comprehensive income on December 31, 2012). The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and Brazilian real and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso and Brazilian real represents a gain of R$ 2,319 as of December 31, 2013 (R$ 2,023 as of December, 31 2012) and a decrease of 5% on the US Dollar against the Colombian Peso and Brazilian real represents a loss of R$ 2,319 as of December 31, 2013 (R$ 2,023 as of December 31, 2012). The Dollar/Colombian Peso and Dollar/Brazilian real forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2013 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	2,099,224	—	2,099,224
Short-term investments	—	2,123,168	2,123,168
Unrealized gains on financial instruments	—	319	319
Trade accounts receivable	4,078,806	—	4,078,806
Related parties	87,159	—	87,159
Other current assets	291,245	—	291,245
Other non-current assets	220,085	—	220,085
Total	6,776,519	2,123,487	8,900,006
Financial income	422,648	150,058	572,706

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder's equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,271,419	3,271,419
Ten Year Bonds	—	—	10,844,032	10,844,032
Other financing	—	—	5,448,248	5,448,248
Payroll and related liabilities	—	—	655,962	655,962
Debentures	—	—	414,495	414,495
Related parties	—	—	43	43
Other current liabilities	—	—	634,761	634,761
Other non-current liabilities	—	—	571,510	571,510
Unrealized losses on financial instruments	—	3,283	—	3,283
Total	—	3,283	21,840,470	21,843,753
Financial income	(12,164)	—	(1,862,318)	(1,874,481)

2012 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	1,437,235	—	1,437,235
Short-term investments	—	1,059,605	1,059,605
Trade accounts receivable	3,695,381	—	3,695,381
Related parties	132,478	—	132,478
Other current assets	259,886		259,886
Other non-current assets	231,130	—	231,130
Total	5,756,110	1,059,605	6,815,715
Financial income	296,059	156,221	452,280

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder's equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,059,684	3,059,684
Ten Year Bonds	—	—	8,274,411	8,274,411
Other financing	—	—	5,775,831	5,775,831
Payroll and related liabilities	—	—	558,634	558,634
Debentures	—	—	618,313	618,313
Related parties	—	—	15	15
Other accounts payable	—	—	630,491	630,491
Put options on non-controlling interest	—	—	607,760	607,760
Unrealized losses on financial instruments	7,154	1,045	—	8,199
Total	7,154	1,045	19,525,139	19,533,338
Financial income	(19,130)	—	(1,221,893)	(1,241,023)

As of December 31, 2013, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Condensed Consolidated Interim Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into an interest rate swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. The objective of this transaction is to manage the risk of changes in interest rates (Libor) and risk of changes in the exchange rate on US Dollar debts at floating rates.

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts	Position		2013	2012	2013	2012	2013	2012
Forward
Maturity at 2014			US$ 20.9 million	US$ 20.0 million	319	—	—	(1,535)
* Interest rate swap
Maturity at 2014	receivable under the swap	Libor 6M + 0.90%	US$ 14.3 million	US$ 25.0 million	—	—	(274)	(1,646)
	payable under the swap	5.50%
Maturity at 2015	receivable under the swap payable under the swap	Libor 6M + 2.30% 3.28%	—	US$ 350.0 million	—	—	—	(5,018)

* Cross currency swap
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2%	US$ 25.0 million	—	—	—	(3,009)	—
	payable under the swap	10.17%	US$ 40.0 million	—
Total fair value of financial instruments					319	—	(3,283)	(8,199)

* Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2013	2012
Unrealized gains on financial instruments
Current assets	319	—
	319	—
Unrealized losses on financial instruments
Current liabilities	(274)	(1,535)
Non-current liabilities	(3,009)	(6,664)
	(3,283)	(8,199)

	2013	2012
Net Income
Gains on financial instruments	14,990	—
Losses on financial instruments	(12,136)	(18,547)
	2,854	(18,547)
Other comprehensive income
Gains on financial instruments	5,363	—
Losses on financial instruments	—	(1,588)
	5,363	(1,588)

f) Put options on non-controlling interests

The Santander Group had the option to sell its interest in Sidenor (currently Gerdau Holdings Europa S.A.) to the Company after 5 years from the original date of purchase. On December 23, 2010, the Santander Group and the Company, extended the term of the put option to January 10, 2014. In October 2012, Santander exercised the option with settlement in January 2013. As a result of the settlement on January 9, 2013, for R$ 599,195, the Company acquired an additional 40% interest in Sidenor, from them on owning 100% of this subsidiary. The amount of the put-option on December 31, 2012 was R$ 607,760.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.2 billion. As a consequence, the effect of exchange rate changes on these debts has been recognized in equity and in the statement of comprehensive income, while the effect of taxation (income and social contribution taxes) is recognized in income.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the operations of Ten Year Bonds. Thus, the exchange rate variance over the amount of US$ 1.9 billion will continue to be recognized in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 0.8 billion is recognized in income.

On April 08, 2013, the Company, through its subsidiary Gerdau Trade Inc., completed the issuance of a 10-year Bond (Ten Year Bonds) in the amount of US$ 0.75 billion. The Company designated the amount of US$ 0.5 billion of this issuance as a net investment hedge and as a consequence, the effect of exchange variance of this portion of the debt will be registered in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 0.25 billion is recognized in income.

Additionally, the Company chose to designate as hedge part of the net investments in financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Based on the standard and interpretation mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 848,238 for the year ended on December 31, 2013, respectively (loss of R$ 369,737 on December 31, 2012).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

h) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of December 31, 2013, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2013, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2013	2012	2013	2012	2013	2012

Current assets
Short-term investments Trading	2,123,168	1,059,605	1,866,890	985,714	256,278	73,891
Financial instruments	319	—	—	—	319	—
	2,123,487	1,059,605	1,866,890	985,714	256,597	73,891

Current liabilities
Financial instruments	274	1,535	—	—	274	1,535

Non-current liabilities
Financial instruments	3,009	6,664	—	—	3,009	6,664
	3,283	8,199	—	—	3,283	8,199
	2,126,770	1,067,804	1,866,890	985,714	259,880	82,090

NOTE 16 — TAXES PAYABLE

	2013	2012
Payroll charges	201,696	183,538
ICMS (state VAT)	100,747	94,393
COFINS (tax on revenue)	26,577	5,465
IVA (value-added tax) and others	144,753	157,358
	473,773	440,754

NOTE 17 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

		2013	2012
a) Tax provisions
ICMS (state VAT)	(a.1)	24,924	29,249
Corporate Income Tax and Social Contribution Tax	(a.2)	31,827	60,989
Emergency Capacity Charge and Extraordinary Tariff Adjustment	(a.3)	51,334	58,723
Financing of social integration program and Social security financing	(a.4)	911,434	677,070
Other tax provisions and Social security contributions	(a.5)	38,178	36,566
		1,057,697	862,597
b) Labor provisions	(b)	214,501	200,205
c) Civil provisions	(c)	22,400	18,579
		1,294,598	1,081,381

a) Tax Provision

a.1) ICMS (state VAT) proceedings, the majority of which relate to the right to credits. Most of the proceedings are under judgment by the Finance Departments of the different states and by the different State Courts.

a.2) Discussion related to Corporate Income Tax and social contribution.

a.3) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges included in the electricity bills of industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is the reason why the provision will be reversed as the judicial discussions are declared finished and the judicial deposits made are released to pay the contingency provided. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is of a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Regional Courts and Federal Superior Courts. The Company has fully deposited in court the amounts of the charges under discussion. The decrease in the amount is due to court decisions on processes without any favorable decisions for the Company.

a.4) Provision related to PIS credit compensations, discussions related to the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax basis.

a.5) Provision related to other taxes, for lawsuits assessed as probable loss.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2013 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2013	2012
Balance at the beginning of the year	1,081,381	907,718
(+) Additions	414,652	273,946
(-) Reversal of accrued amounts	(209,485)	(102,891)
(+) Foreign exchange effect on provisions in foreign currency	8,050	2,608
Balance at the end of the year	1,294,598	1,081,381

II) Contingent liabilities for which provisions were not recorded

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 752,672. A provision was not recorded since they were considered as possible loss, but not probable, by management with the assistance of its legal advisors.

a.2) The Company and its subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 1,328,362, related to profits abroad. A provision was not recorded for these demands since its probability for loss is classified as possible, not probable, by management with the assistance of its legal advisors.

a.3) The Company and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 227.852. No provision has been recorded for these lawsuits since they were assessed as possible loss, not probable, by management with the assistance of its legal advisors.

a.4) The Company and its subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility for income tax and social contribution purposes of goodwill related to the reorganization carried out in 2004/2005, pursuant to article 7 and 8 of Law 9532/97. The total updated amount of the discussions is R$ 3,225,181. A provision was not recorded for this contingency since its probability for loss is classified as possible by management with the assistance of its legal advisors.

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

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision until the final decision of the courts by providing a bank guarantee corresponding to 7% on the gross revenue before taxes observed in 1999 (R$ 245,070).

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

b.2) In September 2008, the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants engaged in anticompetitive activities. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and December, 31, 2007, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure.

b.3) The Company is part of confidential nature arbitral proceedings, in the person of a subsidiary of the Company, involving possible estimated contingency, based on the opinion of its legal advisors, in the amount R$ 22,184.

b.4) The Company and its subsidiaries are parties to other civil nature lawsuits in the amount of R$ 78,599. No provision has been recorded for these lawsuits since they were assessed as possible loss, not probable, by management with the assistance of its legal advisors.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2013	2012
Tax	1,093,517	872,272
Labor	57,456	45,932
Civil	4,434	4,374
	1,155,407	922,578

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2013	2012
Assets
Associate companies
Armacero Ind. Com. Ltda.	31,109	9,287

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	60	56,243

Others
Fundação Gerdau	55,657	66,933
Others	333	15
	87,159	132,478

Liabilities
Others
Others	(43)	(15)
	(43)	(15)
	87,116	132,463

	2013	2012	2011
Net financial income	1,573	1,594	4,388

b)             Commercial operations

During the years ended December 31, 2013 and 2012, the Company, through its subsidiaries, entered into commercial operations with some of its associates and joint ventures including sales of R$ 731,132 as of December 31, 2013 (R$ 642,200 as of December 31, 2012) and purchases in the amount of R$ 476,105 as of December 31, 2013 (R$ 358,368 as of December 31, 2012). The net balance of accounts receivable totals R$ 89,452 as of December 31, 2013 (R$ 81,889 as of December 31, 2012).

c)              Financial operations

	Income (expenses)
	2013	2012	2011
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(12,480)	(16,539)	(21,324)
Grupo Gerdau Empreendimentos Ltda. (**)	604	—	—

(*) Guarantees of certain financing in the amount of R$ 1,156,101 in 2013, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

d)             Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Dec/14	7,666
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	437,387	Jul/15 - Feb/21	536,109
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Guarantee	Financing Agreements	148,071	Unspecified	163,982
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Financing Agreements	443,147	Mar/14 - Apr/14	117,145
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	3,513,900
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	109,158	Mar/14 - Jun/17	409,955
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sep/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	2,904,824
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	102,529	Jul/15 - Jan/19	135,584
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	112,852	Mar/14	48,858
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Sept/21	2,779,495
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	123,293	Aug/14	171,055
Siderúrgica Tultitlán S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	20,434	Jun/14	25,519
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	105,867	Feb/14 - Jul/14	117,201
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Mar/14 - Jun/14	93,704
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	1,501,275	Apr/23	1,530,889
Gerdau Steel India Ltd.	Subsidiary	Guarantee	Financing Agreements	300,355	Dec/15 - Sept/18	302,195
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	333,013	Apr/14	333,013
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	660,000	Aug/20	660,000

e)              Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 162,615 as of December 31, 2013 (R$ 349,600 as of December 31, 2012), which corresponds to 35,066 debentures (90,233 as of December 31, 2012).

f)               Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate), which was 8.06% at December 31, 2013 (8.4% at December 31, 2012). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

g)             Key Management compensation

Gerdau S.A. paid to its key management salaries and variable compensation of R$ 30,737 during 2013 (R$ 48,455 in 2012). In 2013, the contributions of Gerdau S.A. to management’s defined contribution pension plans totaled R$ 1,189 (R$ 1,109 in 2012).

Stock options granted to management are as follows:

	2013
	Number of shares	Weighted exercise price
		R$
Available at beginning of the year	7,823,379	17.08
Options Granted	847,518	18.58
Options Exercised	(1,507,083)	9.10
Options Forfeited	(130,374)	21.58
Converted to Restrict Share	(5,434,417)	18.52
Available at the end of the year	1,599,023	20.16

At the end of the year, the Restricted Shares resulting from the conversion process within the key management were:

2013
Available at beginning of the year	—
Granted	2,814,835
Exercised	(562,962)
Available at the end of the year	2,251,873

Additional information on the long-term incentive plan are presented in Note 25.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 9,503 during 2013 (R$ 8,667 and R$ 8,325 during 2012 and 2011, respectively).

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2013, are as follows:

	2013	2012
Plan assets - Defined contribution pension plan	555,184	533,095
Total assets	555,184	533,095

Actuarial liabilities - Defined benefit pension plan	488,345	682,811
Acturial liabilities - Post-employment health care benefit	369,065	405,723
Retirement and termination benefit liabilities	134,945	153,017
Total liabilities	992,355	1,241,551

Current	50,036	53,930
Non-current	942,319	1,187,621

a) Post-employment defined benefit pension plan

The Company’s Canadian and US subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan), collectively referred to as the North-American Plans, that cover substantially all their employees and provide supplemental benefits to employees during retirement.

Additionally, the Company and its subsidiaries in Brazil sponsored a defined benefit pension plan (Brazilian plans), which are managed through Gerdau - Sociedade de Previdência Privada, a closed supplementary pension entity. In 2010, it was approved the settlement of a defined benefit plan, in which the participants had the rights for the benefit settled. All participants of those plans, which are now settled, were able to: (i) choose to adhere to a new defined contribution plan, as further described in item “b”, when it was authorized to transfer the amount related to the individual mathematical reserve from the settled plan for the new plan and add amounts to this reserve through future contributions and sponsors, plus the resources profitability; or (ii) do not transfer the reserve and maintain the benefit settled in the defined benefit plan, adjusted by the INPC (National Index of Consumer Prices).

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed and recorded for these plans. Due to the migration process and the closing of the Brazilian pension plans in 2010, the Company is not calculating the potential effects of changes in discount rates and return rate on assets for these plans. The potential effects of changes to the North-American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(21,260)	20,765

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,023,945) at December 31, 2013 (R$ (1,229,270) at December 31, 2012).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2013	2012	2011
Cost of current service	80,072	63,886	52,022
Interest expense	158,179	140,993	145,456
Return on plan assets	(164,800)	(211,548)	(218,051)
Past service cost	(11,029)	10,974	2,130
Interest cost on unrecoverable surplus	38,215	52,243	59,030
Net pension cost	100,637	56,548	40,587

The reconciliations of assets and liabilities of the plans are as follows:

	2013	2012
Present value of defined benefit obligation	(3,113,818)	(3,003,722)
Fair value of plan assets	3,081,582	2,789,832
Asset ceiling restrictions on recognition of net funded assets	(456,109)	(468,921)
Net	(488,345)	(682,811)

Plan assets	—	—
Defined benefit obligation	(488,345)	(682,811)

Changes in plan assets and actuarial liabilities were as follows:

	2013	2012	2011
Variation of the plan obligations
Obligation at the begining of the year	3,003,722	2,407,771	1,727,790
Cost of service	80,072	63,886	52,022
Interest expense	158,179	140,993	145,456
Payments of the benefits	(159,524)	(110,908)	(103,130)
Past service cost	(11,029)	10,974	2,130
Acturial remeasurements	(272,767)	300,328	386,540
Exchange Variance	315,165	190,678	269,503
Settlement	—	—	(72,540)
Obligation at the end of the year	3,113,818	3,003,722	2,407,771

	2013	2012	2011
Variation of the plan assets
Fair value of the plan assets at the begining of the year	2,789,832	2,184,352	2,121,332
Return of the plan assets	164,800	211,548	218,051
Contributions from sponsors	90,237	208,578	127,526
Payments of benefits	(159,524)	(110,906)	(103,953)
Remeasurement	(33,417)	151,120	(208,940)
Exchange Variance	229,654	145,140	190,823
Settlement	—	—	(49,148)
Transfer to Defined contribution plan	—	—	(111,339)
Fair value of plan assets at the end of the year	3,081,582	2,789,832	2,184,352

The fair value of plan assets include shares of the Company in the amount of R$ 994 at December 31, 2013 (R$ 478 on December 31, 2012) and shares of Metalúrgica Gerdau S.A., the parent company, in the amount of R$ 0 at December 31, 2013 (R$ 3,997 on December 31, 2012).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2013	2012	2011
Remeasurements	33,417	(151,120)	208,940
Actuarial Remeasurements	(272,767)	300,328	386,540
Restriction recognized in Other Comprehensive Income	(12,812)	64,049	(391,163)
Remeasurements recognized in Other Comprehensive Income	(252,162)	213,257	204,317

The historical actuarial remeasurements are as follows:

	2013	2012	2011	2010	2009
Present value of defined benefit obligation	(3,113,818)	(3,003,722)	(2,407,771)	(1,727,790)	(2,740,417)
Fair value of the plan assets	3,081,582	2,789,832	2,184,352	2,121,332	3,352,561
Surplus (Deficit)	(32,236)	(213,890)	(223,419)	393,542	612,144
Experience adjustments on plan liabilities (Gain)	(272,767)	300,328	386,540	55,808	183,050
Experience adjustments on plan assets (Gain)	33,417	(151,120)	208,940	(23,546)	(237,382)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2013
	Brazilian Plans	American Plans
Fixed income	100.0%	42.4%
Variable income	—	47.4%
Others	—	10.2%
Total	100%	100%

	2012
	Brazilian Plans	American Plans
Fixed income	100.0%	46.0%
Variable income	—	43.4%
Others	—	10.6%
Total	100%	100%

The investment strategy for the Brazilian Plan is based on a long-term macroeconomic scenario. This scenario assumes a reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation, exchange rates and moderate interest rates.

The Canadian and American subsidiaries have an Investment Committee that defines the investment policy for the defined benefit plans. The primary investment objective is to ensure the security of benefits that were accrued under the plans, providing an adequately funded asset pool which is separated and independent of the Company. To reach this objective, the fund must invest in a manner that adheres to safeguards and diversification to which a prudent investor of pension funds would normally adhere. These subsidiaries retain specialized consultants that advice and support Investment Committee decisions and recommendations.

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 60% in shares and 40% in debt securities.

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2013 and 2012, respectively:

2013
	Brazilian Plan	North America Plan
Average discount rate	11.29%	4.50% - 4.75%
Rate of increase in compensation	Not applicable	3.25% - 4.25%
Mortality table	AT-2000 per sex	2014 and UP1994
Mortality table of disabled	AT-2000 per sex	2014 and UP1994
Rate of rotation	Based on service and salary level/null	Based on service and salary level

2012
	Brazilian Plan	North America Plan
Average discount rate	8.68%	4.25%
Rate of increase in compensation	Not applicable	3.25% - 4.25%
Mortality table	AT-2000, per sex	RP-2000CH
Mortality table of disabled	AT-2000, per sex	Rates by age
Rate of rotation	Based on service and salary level	Based on age and/or the service

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 107,699 in 2013 (R$ 95,359 in 2012).

c) Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2013	2012	2011
Current service cost	5,011	4,430	3,574
Interests expense	17,253	17,321	15,542
Past service cost	(75,067)	—	—
Net cost pension benefit	(52,803)	21,751	19,116

The funded status of the post-employment health benefits plans is as follows:

	2013	2012
Present value of obligations	(369,086)	(405,723)
Total net liabilities	(369,086)	(405,723)

Changes in plan assets and actuarial liabilities were as follows:

	2013	2012	2011
Change in benefit obligation
Benefit obligation at beginning of the year	405,723	343,713	272,302
Cost of service	5,374	4,430	3,574
Interest expense	16,890	17,321	15,542
Past service cost	(75,067)	—	—
Contributions from participants	2,816	2,906	2,767
Payment of benefits	(17,565)	(18,463)	(16,627)
Medical subsidy	1,302	873	1,953
Remeasurements	(20,980)	21,908	30,330
Exchange variations	50,593	33,035	33,872
Benefit obligation at the end of the year	369,086	405,723	343,713

	2013	2012	2011
Change in plan assets
Contributions from sponsors	13,208	14,139	11,384
Contributions from participants	2,708	2,906	2,767
Medical subsidy	1,279	873	1,953
Payments of benefits	(17,195)	(17,918)	(16,104)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2013	2012	2011	2010	2009
Present value of defined benefit obligation	(369,086)	(405,723)	(343,713)	(272,302)	(243,156)
Deficit	(369,086)	(405,723)	(343,713)	(272,302)	(243,156)
Experience adjustments on plan liabilities	(20,980)	21,908	30,330	29,170	30,089

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2013	2012	2011
Losses on actuarial obligation	(20,980)	21,908	30,330
Actuarial losses recognized in Equity	(20,980)	21,908	30,330

The accounting assumptions adopted for post-employment health benefits are as follows:

	2013	2012
Average discount rate	4.50% - 4.75%	4.25%
Health treatment - rate assumed next year	7.0% - 8.15%	7.5% - 8.20%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2016 to 2025	5.00%	5.00%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,789	(2,446)
Effect over benefit plan obligations	52,514	(43,270)

d)             Other retirement and termination benefits

These amounts refer principally to the “Social Plan” sponsored by subsidiaries in Spain and approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements. The Plan also has the objective to promote the rejuvenation of the work force by hiring younger employees as older employees retire. The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 134,945 as of December 31, 2013 (R$ 153,017 as of December 31, 2012).

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

	2013	2012
Provision for environmental liabilities	105,663	66,931

Current	15,149	24,536
Non-current	90,514	42,395

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

Reconciliations of common and preferred outstanding shares are presented below:

	2013		2012		2011
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,128,534,345	571,929,945	1,132,968,411	503,903,035	1,000,912,831
Treasure shares acquiring	—	—	—	(2,693,000)	—	(4,100,000)
Issuance shares	—	—	—	—	68,026,910	134,830,100
Exercise of stock options	—	3,751,057	—	558,363	—	1,325,480
Other movements	—	—	—	(2,299,429)	—	—
Balance at the end of the year	571,929,945	1,132,285,402	571,929,945	1,128,534,345	571,929,945	1,132,968,411

At December 31, 2013, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

Shareholders

	2013
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	29,436,374	5.1	171,866,798	15.0	201,303,172	11.7
Foreign institutional investors	21,919,936	3.8	562,964,554	49.1	584,884,490	34.0
Other shareholders	70,860,981	12.4	144,612,566	12.6	215,473,547	12.5
Treasury stock	1,697,538	0.3	13,745,843	1.2	15,443,381	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2012
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	26,937,159	4.7	180,724,706	15.8	207,661,865	12.1
Foreign institutional investors	23,148,777	4.0	530,037,997	46.2	553,186,774	32.2
Other shareholders	72,131,355	12.6	164,930,158	14.4	237,061,513	13.8
Treasury stock	1,697,538	0.3	17,496,900	1.5	19,194,438	1.0
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2011
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	23,811,051	4.2	191,637,962	16.7	215,449,013	12.4
Foreign institutional investors	24,316,585	4.2	501,052,151	43.7	525,368,736	30.6
Other shareholders	74,089,655	12.9	187,436,814	16.4	261,526,469	15.2
Treasury stock	1,697,538	0.3	13,062,834	1.1	14,760,372	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johanpeter is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2013
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	17,496,900	289,683
Repurchases	—	—	—	—
Exercise of stock options	—	—	(3,751,057)	(51,269)
Other movements	—	—	—	—
Closing balance	1,697,538	557	13,745,843	238,414

	2012
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,062,834	236,642
Repurchases	—	—	2,693,000	44,932
Exercise of stock options	—	—	(558,363)	(10,572)
Other movements	—	—	2,299,429	18,681
Closing balance	1,697,538	557	17,496,900	289,683

	2011
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	10,288,314	160,848
Repurchases	—	—	4,100,000	84,927
Exercise of stock options	—	—	(1,325,480)	(9,133)
Other movements	—	—	—	—
Closing balance	1,697,538	557	13,062,834	236,642

As of December 31, 2013, the Company had 13,745,843 preferred shares in treasury (17,496,900 and 13,062,834 at December 31, 2012 and 2011, respectively). These shares are held in treasury for subsequent cancellation or to be granted under the long-term incentive plan of the Company. During 2013, 3,751,057 shares were sold upon exercise of stock options (558,363 and 1,325.480 during the years ended December 31, 2012 and 2011, respectively) with losses of R$ 51,269 (R$ 10,572 and R$ 9,133 during the years ended December 31, 2012 and 2011, respectively), which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 17.34 during 2013 (R$ 15.12 and R$ 16.07 during the years ended December 31, 2012 and 2011, respectively).

c) Capital reserves — consists of premium on issuance of shares.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2013
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	42,097	42,097
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(4,335)	4,335	—
(iii) Other changes	—	(27,637)	(27,637)
Effects of interest changes in subsidiaries	(4,335)	18,795	14,460

	December 31, 2012
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	(116,685)	(116,685)
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(1,953)	1,953	—
(iii) Other changes	—	43,978	43,978
Effects of interest changes in subsidiaries	(1,953)	(70,754)	(72,707)

	December 31, 2011
	Attributed to parent company’s	Non- controlling
	interest	interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	274,268	274,268
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(435,328)	435,328	—
(iii) Other changes	—	11,665	11,665
Effects of interest changes in subsidiaries	(435,328)	721,261	285,933

(i) Changes in the Paraopeba — Fixed Income Investment Fund (Note 3.1), which is managed by JP Morgan, due to changes in the amount invested by each subsidiary of the Company in comparison with the amount of investments held by non-consolidated entities (related parties); (ii) increases and decreases in the amounts attributed to the parent company and in the amounts attributed to non-controlling interests due to changes in subsidiaries ownership not resulting in a change of control; (iii) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 109,942 for 2013 (R$ 40,467 in 2012).

The interest on capital and dividends credited during the year totaled R$ 476,667, corresponding to the total due to the minimum annual mandatory dividend of 30% of adjusted net income, pursuant to bylaws, as follows:

	2013	2012	2011
Net income	1,583,731	1,425,633	2,005,727
Constitution of legal reserve	(79,187)	(71,282)	(100,286)
Constitution of the tax incentives reserve	(69,514)	(62,426)	(42,139)
Adjusted net income	1,435,030	1,291,925	1,863,302

Earnings in year

Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2013	2012	2011
1st quarter	Dividends	0.02	1,700,672	5/17/2013	5/29/2013	34,013	101,944	102,234
2nd quarter	Interest	0.07	1,700,680	8/12/2013	8/21/2013	119,047	—	153,523
2nd quarter	Dividends					—	153,221	—
3rd quarter	Interest	0.12	1,702,582	11/11/2013	11/22/2013	204,312	119,018	—
3rd quarter	Dividends					—	—	204,584
4th quarter	Dividends	0.07	1,704,215	3/5/2014	3/17/2014	119,295	34,010	136,392
Interest on capital and dividends						476,667	408,193	596,733
Credit per share (R$)						0.28	0.24	0.35

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

NOTE 22 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2013
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	532,464	1,051,267	1,583,731
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,129,184,775

Earnings per share (in R$) — Basic	0.93	0.93

	2012
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	478,969	946,664	1,425,633
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,130,398,618

Earnings per share (in R$) — Basic	0.84	0.84

	2011
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	671,943	1,333,784	2,005,727
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	550,305,197	1,092,338,207

Earnings per share (in R$) — Basic	1.22	1.22

Diluted

	2013	2012	2011
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,051,267	946,664	1,333,784
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	1,851	394	769
	1,053,118	947,058	1,334,553

Net income allocated to common shareholders	532,464	478,969	671,943
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(1,851)	(394)	(769)
	530,613	478,575	671,174

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945	550,305,197
Preferred Shares
Weighted-average number of preferred shares outstanding	1,129,184,775	1,130,398,618	1,092,338,207
Potential increase in number of preferred shares outstanding in respect of stock option plan	5,937,260	1,399,856	1,881,752
Total	1,135,122,035	1,131,798,474	1,094,219,959

Earnings per share — Diluted (Common and Preferred Shares)	0.93	0.84	1.22

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

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2013	2012	2011
Gross sales	45,716,601	43,055,916	39,819,986
Taxes on sales	(4,179,096)	(3,555,392)	(3,504,137)
Discounts	(1,674,468)	(1,518,856)	(909,069)
Net sales	39,863,037	37,981,668	35,406,780

NOTE 25 - LONG-TERM INCENTIVE PLANS

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the “Long-Term Incentive Program” that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved changes to the Long-Term Incentive Plan with the objective to support a model of achieving challenging long-term goals, allowing participants to become shareholders of the Company and achieve future gains with the valuation of the shares. Moreover, the modifications seek alignment between the interests of the participants, the Company, its shareholders and the market trends. These changes consist in the replacement of Stock Options by Restricted Shares and Performance Shares based on results of the Company, and allow the employees to convert, until November 17, 2013, their Stock Options and Share Appreciation Rights to Restricted Shares through a method of calculation that ensures the equivalence between the fair value of Stock Options and Restricted Shares.

The conversion was performed through the equivalence between the fair value of stock options and SARs and Restricted Shares delivered in the migration process. The fair value was determined by external experts using the trinomial valuation model. The Restricted Shares originated by the migration will vest in five equal installments on the following dates: December 9, 2013, March 20, 2015, March 20, 2016, March 20, 2017 and March 20, 2018.

a)             Stock Options Plan:

	2013		2012		2011
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	13,481,041	17.34	12,195,495	17.74	11,715,799	16.52
Options Granted	1,947,564	18.58	2,277,080	14.42	1,444,131	22.61
Options Exercised	(2,388,004)	9.60	(535,096)	10.85	(536,847)	9.04
Options Forfeited	(279,004)	20.22	(456,438)	21.25	(427,588)	20.04
Converted to Restricted Shares	(9,968,102)	18.96	—	—	—	—
Available at the end of the year	2,793,495	19.44	13,481,041	17.34	12,195,495	17.68

The average market price of the share in the year ended December 31, 2013 was R$ 16.01 (R$ 17.85 and R$ 16.92 in the years ended December 31, 2012 and 2011, respectively).

As of December 31, 2013 the Company has a total of 13,745,843 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at December 31, 2013*
			R$
R$ 10.19	80,742	5.2	10.19	80,742
R$ 27,85 a R$ 31,95	12,581	3.2	31.95	12,581
R$ 46.48	8,953	4.2	46.48	8,953
R$ 10,58 a R$ 29,12	2,691,219	5.0	19.61	150,096
	2,793,495			252,372

*The total of options vested that are exercisable on December 31, 2013 is 252,372 (5,416,875 and 4,391,690 on December 31, 2012 and 2011).

During the years ended December 31, 2013, 2012 and 2011, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 35,745, R$ 29,623 and R$ 16,618, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic premises:

	Grant 2013	Grant 2012	Grant 2011
Dividend yield	1.36%	2.18%	2.06%
Stock price volatility	57.22%	57.36%	57.15%
Risk-free interest rate	9.23%	10.62%	11.85%
Expected period until exercise	5 years	5 years	5 years

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2011	455,511
Granted	399,439
Forfeited/Canceled	(148,674)
Exercised	(27,463)
Quantity on December 31, 2011	678,813
Granted	407,232
Forfeited/Canceled	(18,046)
Exercised	(43,123)
Quantity on December 31, 2012	1,024,876
Granted	597,472
Addition due to the Convertion from SARs	2,898,828
Addition due to the Convertion from Stock Options	5,234,336
Forfeited	(652,956)
Exercised	(1,731,341)
Quantity on December 31, 2013	7,371,215

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2013, an award of approximately US$ 11.9 million (R$ 27.9 million) was granted to participants under the EIP. The Company issued 2,423,379 equity-settled SARs, 198,552 RSUs, and 398,920 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In 2012, an award of approximately US$ 11.6 million (R$ 23.7 million) was granted to participants under the EIP. The Company issued 1,672,473 equity-settled SARs, 133,990 RSUs, and 273,242 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In 2011, an award of approximately US$ 11.2 million (R$ 22.9 million) was granted to participants under the EIP. The Company issued 1,416,052 equity-settled SARs, 133,147 RSUs, and 266,292 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2013, there were 857,973 SARs and 102,276 stock options outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the years ended December 31, 2013, 2012 and 2011, the effects recognized in income for all cash-settled awards were a gain of US$ 2.2 million (R$ 4.8 million), a loss of US$ 3.3 million (R$ 6.5 million) and a gain of US$ 8.6 million (R$ 14.4 million), respectively.

As of December 31, 2013 and December 31, 2012, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 1.2 million (R$ 2.8 million) and US$ 9.7 million (R$ 19.8 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 1.3 million (R$ 3.0 million) and US$ 4.5 million (R$ 9.2 million) as of December 31, 2013 and December 31, 2012, respectively.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  The Company has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the year ended on December 31, 2013 and 2012 was US$ 3.16 and US$ 4.51 (R$ 6.83 and R$ 8.82), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	Grant 2013	Grant 2012
Dividend Yield	1.81%	2.09%
Volatility in the price of share	51.08%	52.30%
Risk free interest rate	1.12%	1.43%
Expected period until exercise	6.50 years	6.50 years

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

SARs Summary:

Quantity on January 01, 2011	4,206,563
Granted	1,416,052
Forfeited/Canceled	(427,651)
Exercised	(126,555)
Quantity on December 31, 2011	5,068,409
Granted	1,672,473
Forfeited/Canceled	(314,928)
Exercised	(347,228)
Quantity on December 31, 2012	6,078,726
Granted	2,423,379
Forfeited	(885,644)
Exercised	(843,965)
Converted to RSUs	(5,914,523)
Quantity on December 31, 2013	857,973

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals. Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 7.51 and US$ 10.67 (R$ 16.22 and R$ 20.86) for the years ended December 31, 2013 and December 31, 2012, respectively.

NOTE 26 — SEGMENT REPORTING

	Business Segments
	2013
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	15,111,033	12,562,179	5,366,383	8,023,058	(1,199,616)	39,863,037
Cost of sales	(11,894,313)	(11,918,596)	(4,800,928)	(7,308,700)	1,194,077	(34,728,460)
Gross profit	3,216,720	643,583	565,455	714,358	(5,539)	5,134,577
Selling, general and administrative expenses	(939,600)	(640,487)	(313,590)	(327,569)	(390,630)	(2,611,876)
Other operating income (expenses)	129,370	9,525	1,067	17,623	20,136	177,721
Equity in earnings of unconsolidated companies	—	46,800	(11,647)	—	18,848	54,001
Operational (Loss) income before financial income (expenses) and taxes	2,406,490	59,421	241,285	404,412	(357,185)	2,754,423
Financial result, net	(134,503)	(185,200)	(76,974)	(130,250)	(774,850)	(1,301,777)
Income before taxes	2,271,987	(125,779)	164,311	274,162	(1,132,035)	1,452,646
Income and social contribution taxes	(566,779)	144,342	(60,352)	(117,447)	841,292	241,056
Net income	1,705,208	18,563	103,959	156,715	(290,743)	1,693,702

Supplemental information:
Net sales between segments	891,218	154,178	853	153,367	—	1,199,616

Operational (Loss) income before financial income (expenses) and taxes	2,406,490	59,421	241,285	404,412	(357,185)	2,754,423
Depreciation/amortization	822,221	515,413	186,975	504,898	—	2,029,507
Earnings before interest, taxes, depreciation and amortization (EBITDA)	3,228,711	574,834	428,260	909,310	(357,185)	4,783,930

Investments in associates and jointly-controlled entities	—	326,765	1,129,060	1,288	132,918	1,590,031
Total assets	20,345,227	16,909,618	7,927,174	14,830,092	(1,797,071)	58,215,040
Total liabilities	9,523,647	4,547,307	2,123,608	6,912,854	3,086,867	26,194,283

	Business Segments
	2012
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,099,770	12,449,705	4,964,436	7,388,667	(920,910)	37,981,668
Cost of sales	(11,630,084)	(11,453,120)	(4,635,666)	(6,420,824)	905,592	(33,234,102)
Gross profit	2,469,686	996,585	328,770	967,843	(15,318)	4,747,566
Selling, general and administrative expenses	(922,016)	(581,772)	(272,277)	(317,991)	(377,619)	(2,471,675)
Other operating income (expenses)	80,465	6,798	(2,162)	4,932	(26,072)	63,961
Equity in earnings of unconsolidated companies	—	28,757	(28,660)	(17,102)	25,358	8,353
Operational (Loss) income before financial income (expenses) and taxes	1,628,135	450,368	25,671	637,682	(393,651)	2,348,205
Financial result, net	(125,024)	(106,485)	(44,279)	(99,835)	(413,120)	(788,743)
Income before taxes	1,503,111	343,883	(18,608)	537,847	(806,771)	1,559,462
Income and social contribution taxes	(380,442)	(20,098)	(23,482)	(175,528)	536,328	(63,222)
Net income	1,122,669	323,785	(42,090)	362,319	(270,443)	1,496,240

Supplemental information:
Net sales between segments	600,350	200,483	2,629	117,448	—	920,910

Operational (Loss) income before financial income (expenses) and taxes	1,628,135	450,368	25,671	637,682	(393,651)	2,348,205
Depreciation/amortization	766,673	471,781	154,211	434,834	—	1,827,499
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,394,808	922,149	179,882	1,072,516	(393,651)	4,175,704

Investments in associates and jointly-controlled entities	—	278,211	907,476	1,288	238,630	1,425,605
Total assets	17,510,061	15,602,047	7,304,130	12,878,312	(201,392)	53,093,158
Total liabilities	6,831,829	4,945,152	3,876,805	6,742,720	1,898,735	24,295,241

	Business Segments
	2011
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,932,670	10,810,777	4,015,184	7,516,521	(868,372)	35,406,780
Cost of sales	(11,623,605)	(9,682,223)	(3,504,835)	(6,370,592)	883,023	(30,298,232)
Gross profit	2,309,065	1,128,554	510,349	1,145,929	14,651	5,108,548
Selling, general and administrative expenses	(976,046)	(453,076)	(252,669)	(333,841)	(386,052)	(2,401,684)
Other operating income (expenses)	36,931	1,550	28,708	7,770	34,523	109,482
Equity in earnings of unconsolidated companies	—	76,008	357	(35,141)	21,438	62,662
Operational (Loss) income before financial income (expenses) and taxes	1,369,950	753,036	286,745	784,717	(315,440)	2,879,008
Financial result, net	(95,244)	(196,954)	(53,496)	(76,769)	(105,873)	(528,336)
Income before taxes	1,274,706	556,082	233,249	707,948	(421,313)	2,350,672
Income and social contribution taxes	51,983	(85,604)	(81,081)	(211,681)	73,287	(253,096)
Net income	1,326,689	470,478	152,168	496,267	(348,026)	2,097,576

Supplemental information:
Net sales between segments	604,426	151,625	264	112,057	—	868,372

Operational (Loss) income before financial income (expenses) and taxes	1,369,950	753,036	286,745	784,717	(315,440)	2,879,008
Depreciation/amortization	849,236	423,500	124,808	374,337	—	1,771,881
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,219,186	1,176,536	411,553	1,159,054	(315,440)	4,650,889

Investments in associates and jointly-controlled entities	—	266,519	837,897	23,032	227,843	1,355,291
Total assets	15,541,009	14,438,588	6,558,110	10,661,967	2,782,120	49,981,794
Total liabilities	6,260,805	4,566,438	3,541,326	5,369,311	3,724,111	23,461,991

The main products sold in each segment are:

Flexible Investment Income

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2013	2013	2013	2013	2013
Net sales	16,134,963	5,989,926	15,416,686	2,321,462	39,863,037
Total assets	22,036,970	8,478,180	23,843,862	3,856,028	58,215,040

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2012	2012	2012	2012	2012
Net sales	15,207,817	5,478,956	15,219,140	2,075,755	37,981,668
Total assets	20,988,524	7,304,130	21,569,514	3,230,990	53,093,158

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2011	2011	2011	2011	2011
Net sales	15,420,736	4,382,887	13,359,007	2,244,150	35,406,780
Total assets	21,328,121	6,882,443	19,700,246	2,070,984	49,981,794

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

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2013	2012
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	41,860,131	34,049,739
Business Interruption	Net income plus fixed expenses	8,681,559	8,430,642
Civil Liability	Industrial operations	416,451	255,826

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

In December 2013, the Company performed an impairment test for goodwill and no impairment loss was identified for the year.

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

The discount rates used were determined taking into consideration market information available on the date of performing the impariment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The discount rates used were 9.2% for the North America segment (9.5% in December 2012), 10.0% for the Special Steel segment (10.0% in December 2012), 10.5% for the Latin America segment (10.25% in December 2012) and 11.0% for the Brazil segment (10.5% in December 2012).

Considering the recoverable amount determined through the discounted cash flows, the recoverable amount exceeded the carrying amount by R$ 1,244 million for the North America segment (R$ 2,714 million in December 2012), R$ 1,661 million for the Special Steel segment (R$ 2,201 million in December 2012), R$ 431 million for the Latin America segment (R$ 995 million in December 2012), and R$ 10,661 million for the Brazil segment (R$ 10.183 million in December 2012).

Due to the potential impact in the discounsted cash flows of discount rates and perpetuity growth rate, the Company performed a sensitivity analysis of changes in those assumptions. A 0.5% increase in the discount rate to discount the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 94 million for the North America segment (R$ 1,663 million in December 2012), R$ 942 million for the Special Steel segment (R$ 1,373 million in December 2012), R$ 9,077 million for the Brazil segment (R$ 8,546 million in December 2012) and R$ 7 million for Latin America segment (R$ 515 million in December 2012). On the other hand, a 0.5% decrease in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts that would exceed the book value by R$ 361 million for the North America segment (R$ 1,941 million in December 2012), R$ 1,127 million for the Special Steel segment (R$ 1,614 million in December 2012), R$ 9,515 million for the Brazil segment (R$ 9,045 million in December 2012) and R$ 124 million for Latin America segment (R$ 652 million in December 2012).

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

28.2 Other long-lived assets Impairment test

In December 2013, the Company identified no impairment losses for other long-lived assets for the year.

Even though the assumptions and circumstances considered in the test indicate an improvement in the economic and steel markets, future uncertainty in the markets remain. As a result, the Company believes that the scenarios used in the impairment test, performed in December 2013 are the best estimate for the results and future cash generation for each segment. The Company will continue to monitor the results in 2014, which may indicate whether the future projections used were reasonable.

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2013	2012	2011
Depreciation and amortization	(2,029,507)	(1,827,499)	(1,771,881)
Labor expenses	(6,077,868)	(5,607,439)	(4,736,613)
Raw material and consumption material	(24,545,626)	(23,888,927)	(21,945,792)
Credit Recovery (*)	329,084	—	—
Freight	(2,075,459.00)	(1,910,237)	(1,843,952)
Other expenses/income, net	(2,763,239)	(2,407,714)	(2,292,196)
	(37,162,615)	(35,641,816)	(32,590,434)

Classified as:
Cost of sales	(34,728,460)	(33,234,102)	(30,298,232)
Selling expenses	(658,862)	(587,369)	(603,747)
General and administrative expenses	(1,953,014)	(1,884,306)	(1,797,937)
Other operating income	318,256.00	244,414	195,015
Other operating expenses	(140,535)	(180,453)	(85,533)
	(37,162,615)	(35,641,816)	(32,590,434)

(*) During 2013, the Company and its subsidiaries in Brazil carried out a review of operational procedures and criteria for the allocation of no lapsed non-cumulative tax credits, because of understanding through recent decisions on subject. This credit recovery was conducted throughout 2013 and resulted in the recognition of the principal amount of these credits in the line of Cost of Sales, while the monetary variation was recognized in Financial Income, as mentioned in Note 30.

NOTE 30 — FINANCIAL INCOME

	2013	2012	2011

Income from short-term investments	135,040	155,638	265,766
Monetary variation on credit recovery	41,053	—	—
Interest income and other financial income	116,817	160,973	190,036
Financial Income	292,910	316,611	455,802

Interest on debt	(901,273)	(811,416)	(828,105)
Monetary variation and other financial expenses	(152,112)	(141,263)	(142,352)
Financial Expenses	(1,053,385)	(952,679)	(970,457)

Exchange Variation, net	(544,156)	(134,128)	51,757
Gains and losses on financial instruments, net	2,854	(18,547)	(65,438)
Financial result, net	(1,301,777)	(788,743)	(528,336)

**************************************