Form 20-F
period 2014-12-31
GERDAU S.A.
filed 2015-03-31
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2014 was:

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

i

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

(iv)         “Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii)  “Euro” or “€” are to the official currency of members of the European Union, (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes;

(v)                                 “Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

(vi)                              “Tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds;

(vii)                           “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, Latin America, North America and Europe, excluding our joint venture and associate companies;

(viii)                        “Worldsteel” means World Steel Association, “IABr” means Brazilian Steel Institute (Instituto Aço Brasil) and “AISI” means American Iron and Steel Institute;

(ix)                              “CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interfinanceiro), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “LIBOR” means London Interbank Offered Rate, “GDP” means Gross Domestic Product;

(x)                                 “Brazil BO” means Brazil Business Operation, “North America BO” means North America Business Operation, “Latin America BO” means Latin America Business Operation, “Specialty Steel BO” means Specialty Steel Business Operation and “Iron Ore BO” means Iron Ore Business Operation.

(xi)                             “proven or probable mineral reserves” has the meaning defined by SEC in Industry Guide 7.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted for following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in Armacero Industrial y Comercial Limitada, in Chile, in which the Company holds a 50% stake, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 45% stake, in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which in turn holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2014.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3.                                                KEY INFORMATION

A.                                                                             SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2014, 2013, 2012, 2011 and 2010 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2014	2013	2012	2011	2010
NET SALES	42,546,339	39,863,037	37,981,668	35,406,780	31,393,209
Cost of sales	(37,406,328)	(34,728,460)	(33,234,102)	(30,298,232)	(25,873,476)

GROSS PROFIT	5,140,011	5,134,577	4,747,566	5,108,548	5,519,733
Selling expenses	(691,021)	(658,862)	(587,369)	(603,747)	(551,547)
General and administrative expenses	(2,036,926)	(1,953,014)	(1,884,306)	(1,797,937)	(1,805,914)
(Impairment) Reversal of impairment of assets	(339,374)	—	—	—	336,346
Gains in joint-venture operations	636,528	—	—	—	—
Other operating income	238,435	318,256	244,414	195,015	207,320
Other operating expenses	(150,542)	(140,535)	(180,453)	(85,533)	(100,840)
Equity in earnings (losses) of unconsolidated companies	101,875	54,001	8,353	62,662	39,454

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,898,986	2,754,423	2,348,205	2,879,008	3,644,552
Financial income	276,249	292,910	316,611	455,802	295,563
Financial expenses	(1,397,375)	(1,053,385)	(952,679)	(970,457)	(1,097,633)
Exchange variations, net	(476,367)	(544,156)	(134,128)	51,757	104,364
Gains and losses on financial instruments, net	36,491	2,854	(18,547)	(65,438)	12,392

INCOME BEFORE TAXES	1,337,984	1,452,646	1,559,462	2,350,672	2,959,238

Current	(571,926)	(318,422)	(316,271)	(519,843)	(642,306)
Deferred	722,315	559,478	253,049	266,747	140,447
Income and social contribution taxes	150,389	241,056	(63,222)	(253,096)	(501,859)

NET INCOME	1,488,373	1,693,702	1,496,240	2,097,576	2,457,379

ATRIBUTABLE TO:
Owners of the parent	1,402,873	1,583,731	1,425,633	2,005,727	2,142,488
Non-controlling interests	85,500	109,971	70,607	91,849	314,891
	1,488,373	1,693,702	1,496,240	2,097,576	2,457,379

Basic earnings per share — in R$
Common	0.82	0.93	0.84	1.22	1.50
Preferred	0.82	0.93	0.84	1.22	1.50
Diluted earnings per share — in R$
Common	0.82	0.93	0.84	1.22	1.50
Preferred	0.82	0.93	0.84	1.22	1.50
Cash dividends declared per share — in R$
Common	0.25	0.28	0.24	0.35	0.44
Preferred	0.25	0.28	0.24	0.35	0.44

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	550,305,197	494,888,956
Weighted average Preferred Shares outstanding during the year (1)	1,132,483,383	1,129,184,775	1,130,398,618	1,092,338,207	930,454,530
Number of Common Shares outstanding at year end (2)	573,627,483	573,627,483	573,627,483	573,627,483	505,600,573
Number of Preferred Shares outstanding at year end (2)	1,146,031,245	1,146,031,245	1,146,031,245	1,146,031,245	1,011,201,145

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year.

	On December 31,
	2014	2013	2012	2011	2010
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	3,049,971	2,099,224	1,437,235	1,476,599	1,061,034
Short-term investments (1)	2,798,834	2,123,168	1,059,605	3,101,649	1,115,461
Current assets	20,682,739	18,177,222	16,410,397	17,319,149	12,945,944
Current liabilities	7,772,796	7,236,630	7,823,182	6,777,001	5,021,900
Net working capital (2)	12,909,943	10,940,592	8,587,215	10,542,148	7,924,044
Property, plant and equipment, net	22,131,789	21,419,074	19,690,181	17,295,071	16,171,560
Net assets (3)	33,254,534	32,020,757	28,797,917	26,519,803	20,147,615
Total assets	63,042,330	58,215,040	53,093,158	49,981,794	42,891,260
Short-term debt (including “Current Portion of Long-Term Debt”)	2,037,869	1,810,783	2,324,374	1,715,305	1,577,968
Long-term debt, less current portion	17,148,580	14,481,497	11,725,868	11,182,290	12,360,056
Debentures - short term	—	27,584	257,979	41,688	115,069
Debentures - long term	335,036	386,911	360,334	744,245	616,902
Equity	33,254,534	32,020,757	28,797,917	26,519,803	20,147,615
Capital	19,249,181	19,249,181	19,249,181	19,249,181	15,651,352

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

Exchange rates from U.S. dollars to Brazilian reais

	Period-
Period	end	Average	High	Low
March-2015 (through March 26)	3.1915	3.1250	3.2683	2.8655
February-2015	2.8782	2.8165	2.8811	2.6894
January-2015	2.6623	2.6328	2.7023	2.5754
December-2014	2.6562	2.6394	2.7403	2.5607
November-2014	2.5601	2.5484	2.6136	2.4839
October - 2014	2.4442	2.4483	2.5341	2.3914
September - 2014	2.4510	2.3329	2.4522	2.2319
2014	2.6562	2.3547	2.7403	2.1974
2013	2.3426	2.1601	2.4457	1.9528
2012	2.0435	1.9550	2.1121	1.7024
2011	1.8758	1.6746	1.9016	1.5345
2010	1.6662	1.7593	1.8811	1.6554

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2014, the Company had 571,929,945 common shares and 1,132,613,562 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2010. The figures are expressed in Brazilian reais and U.S. dollars.  The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock

1st Quarter 2010 (1)	05/06/2010	0.1200	0.0654
2st Quarter 2010	08/05/2010	0.1400	0.0798
3st Quarter 2010 (1)	11/05/2010	0.1200	0.0714
4st Quarter 2010	03/03/2011	0.0600	0.0363
1st Quarter 2011	05/05/2011	0.0600	0.0370
2nd Quarter 2011 (1)	08/04/2011	0.0900	0.0571
3rd Quarter 2011	11/10/2011	0.1200	0.0681
4th Quarter 2011	02/15/2012	0.0800	0.0466
1st Quarter 2012	05/02/2012	0.0600	0.0313
2nd Quarter 2012	08/02/2012	0.0900	0.0440
3rd Quarter 2012	11/01/2012	0.0700	0.0345
4th Quarter 2012	02/21/2013	0.0200	0.0101
1st Quarter 2013	05/07/2013	0.0200	0.0099
2nd Quarter 2013 (1)	08/01/2013	0.0700	0.0305
3rd Quarter 2013 (1)	10/31/2013	0.1200	0.0545
4th Quarter 2013	02/21/2014	0.0700	0.0296
1st Quarter 2014 (1)	05/30/2014	0.0700	0.0312
2nd Quarter 2014	08/21/2014	0.0600	0.0265
3rd Quarter 2014 (1)	11/27/2014	0.0500	0.0199
4th Quarter 2014	03/26/2015	0.0700	0.0219

(1) Payment of interest on equity.

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

Over the years, the Company has expanded its presence mainly through acquisitions in the North American, Latin American, European and Asian markets. The integration of the business and opportunities stemming from entities recently acquired and those that may be acquired by the Company in the future may involve risks. The Company may not successfully integrate acquired businesses, managements, operations, products and services with its current operations. The diversion of management’s attention from its existing businesses, as well as problems that can arise in connection with the integration of the new operations may have an impact on revenue and operating results. The integration of acquisitions may result in additional expenses that could reduce profitability. The Company may not succeed in addressing these risks or any other problems encountered in connection with past and future acquisitions.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. In the beginning of December 2011, Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. Since then, Gerdau has the Investment Grade of the three principal rating agencies: Fitch Ratings, Moody’s and Standard & Poor’s.

The efforts to maintain operating cash generation and to reduce the indebtedness level helped the Company to maintain its credit risk, so that in 2014 the three agencies have issued reports reiterating the investment grade rating, with a stable outlook.

A reduction in operating cash flow or an increase in the Company’s debt may result in loss of its Investment Grade rating, which in turn could increase its cost of capital and adversely affect its financial condition and operating results.

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

•                  The Company may be required to adjust the level of funds available for additions to fixed assets; and

•                  Pursuant to the Company’s financial agreements, the penalty for non-compliance with prescribed financial covenants can lead to a declaration of default by the creditors of the relevant loans. Furthermore, R$ 15.4 billion of the Company’s total indebtedness as of December 31, 2014 was subject to cross-default provisions, with threshold amounts varying from US$10.0 million to US$100.0 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances but doing so could increase the risks described above.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims.

The principal litigations are described more fully in Item 8.A. “Legal Proceedings” and in Note 17 to the consolidated financial statements comprising part of this Annual Report on 20-F. Among the material matters for which no reserve has been established are the following:

•                  The Company and its subsidiary, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$997 million.

•                  The Company and its subsidiaries, Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are part in legal proceedings discussing taxation of Corporate Income Tax (IRPJ) and Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” -  CSLL) over profits generated abroad, in the amount of R$1,386 million.

•                  The Company’s subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., have administratively challenged the disallowance of the deductibility of a premium generated through a corporate reorganization in 2005, in accordance with articles 7 and 8 of Law no. 9532/97. The premium was deducted from the tax bases of the income tax and social contribution on profits in the 2005-2010 period. The total updated amount under discussion is R$3,408 million.

If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our results of operations, cash flows and financial condition.

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

The Company has not established any proven or probable mineral reserves at any of its properties. All exploration activities are supported based on mineral resources classified as mineralized materials, as they are not compliant with the definitions established by the SEC of proven or probable reserves. The Company is conducting a comprehensive exploration study to establish, in accordance with SEC definitions, the amount of mineralized material that could be transformed to proven or probable reserves. Thus, part of the volume of mineralized materials informed discussed herein may never reach the development or production stage.

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

When making determinations about whether to advance any projects to development, the Company relies upon estimated calculations as to the mineralized material on its properties. Since the Company has not conducted a feasibility study demonstrating proven or probable reserves, estimates of mineralized material presented are less certain than would be the case if the estimates were made in accordance with the SEC-recognized definition of proven and probable reserves. Furthermore, until ore is actually mined and processed, any mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure that these mineralized material estimates will be accurate or that this mineralized material can be mined or processed profitably and any decision to move forward with development is inherently risky. Further, there can be no assurance that any minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or production scale. Any material changes in estimates of mineralized material will affect the economic viability of placing a property into production and such property’s return on capital.

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

Through its subsidiaries and affiliates, the Company also engages in other activities related to production and sale of steel products, including reforestation projects; power generation; production of coking coal, iron ore and pig iron; and fab shops and downstream operations. Having the management control in these companies, the Company’s interests may conflict with the interest of these subsidiaries and affiliates.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini-mills, which mills accounted for 78.0% of total crude steel output in 2014 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

Increases in iron ore and coal prices, or reductions in market supply, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its mills Ouro Branco, Barão de Cocais and Divinópolis in the state of Minas Gerais, as well as Siderperu mill, in Peru. Iron ore is also used to produce sponge iron at the Usiba mill in the state of Bahia.

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

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse effect.

Crude steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents an important production component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at the Company’s mills and power rationing or shortages could adversely affect production at those units.

Given the current situation of possible electricity rationing in Brazil, the Company has the option to ramp up crude steel production at the Ouro Branco mill, which internally generates around 70% of its electricity needs, using the gases produced during steel production. As a result, the mill’s exposure to the electricity market is much lower than that of mini-mills. Consequently, a part of the production of steel through mini-mills could be transferred to the Ouro Branco mill, which accounts for about 50% of Brazil’s crude steel production capacity.

Natural gas is used in the reheating furnaces of the Company’s rolling mills. In the case of shortages in the supply of natural gas, the Company could in some instances use fuel oil, diesel or LPG.

Global crises and subsequent economic slowdowns may adversely affect global steel demand. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

Brazil has experienced high inflation in the past. Since the implementation of the Real Plan in 1994, the annual rate of inflation has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

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

The Brazilian real depreciated against the U.S. dollar by 8.9% in 2012. By the end of 2013 the Brazilian real had depreciated 14.6% against the U.S. dollar and in December of 2014 it recorded depreciation of 13.4%.

Depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 15.7 billion at December 31, 2014, representing 81.9% of its gross indebtedness on a consolidated basis. On December 31, 2014, the Company held R$ 2.4 billion in cash equivalents and short-term investments denominated in currencies different from the Brazilian real, intended to be invested in maintenance capital expenditure, new production capacity or working capital, in the same countries in which such amount is available, considering the Company´s significant foreign operations. Due to its tax planning policy, the Company does not intend to transfer material amounts between countries, using different currencies. Additionally, the Company does not have any material restriction on the transfer of cash and short-term investments held by foreign subsidiaries and the funds are readily convertible into other foreign currencies, including the Brazilian real.

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect the Company’s operating results.

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually could cause write-downs of its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies experienced a significant slow down, in turn affecting many other countries. Since then, the price has experienced a high volatility in the global market due to the overcapacity in the world steel industry and slow growth in the steel consumption. A material decrease in demand for steel or exports by countries not able to consume their production, could have a significant adverse effect on the Company’s operations and prospects.

Less expensive imports from other countries into Brazil may adversely affect the Company’s operating results.

Steel imports in Brazil caused downward pressure on steel prices in 2014, adversely affecting shipments and profit margins, especially in the fourth quarter. Competition from foreign steel producers is a threat and may grow due to an increase in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction of domestic steel demand in other markets, with these factors leading to higher levels of steel imports into Brazil at lower prices. Any change in the factors mentioned above, as well as in duties or protectionist measures could result in a higher level of imports into Brazil, resulting in pressures on the domestic prices that could adversely impact our business.

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

Since 2009, the intention of installing new steel production capacity in Brazil has been announced by a number of players in the industry. If effected, these installations could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices. The Company believes that this trend should continue throughout 2015.

An increase in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into the markets in which the Company operates.

One significant factor in the global steel market has been China’s high steel production capacity, which has been exceeding its domestic consumption needs. This has made China a net exporter of steel products, increasing its importance in different countries of the transoceanic market and consequently pushing down international steel prices. Moreover, China’s lower growth rate has resulted in a slower pace of steel consumption in the country, consequently reducing demand for imported raw materials, which too puts pressure on global commodity prices. Any intensification of these factors could affect the Company’s exports and results.

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

History

The current Company is the product of a number of corporate acquisitions, mergers and other transactions dating back to 1901. The Company began operating in 1901 as the Pontas de Paris nail factory controlled by the Gerdau family based in Porto Alegre, who is still the Company’s indirect controlling shareholder. In 1969, Pontas de Paris was renamed Metalúrgica Gerdau S.A., which today is the holding company controlled by the Gerdau family and the parent company of Gerdau S.A..

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

In 1967, the Company expanded into the Brazilian state of São Paulo, purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires, which was later renamed Comercial Gerdau and ultimately became the Company’s Brazilian distribution channel for steel products. In June 1969, the Company expanded into the Northeast of Brazil, producing long steel at Siderúrgica Açonorte in the state of Pernambuco. In December 1971, the Company acquired control of Siderúrgica Guaíra, a long steel producer in the state of Paraná in Brazil’s South Region. The Company also established a new company, Seiva S.A. Florestas e Indústrias, to produce lumber on a sustainable basis for the furniture, pulp and steel industries. In 1979, the Company acquired control of the Cosigua mill in Rio de Janeiro, which currently operates the largest mini-mill in Latin America. Since then, the Company has expanded throughout Brazil with a series of acquisitions and new operations, and today owns 10 steel units in Brazil.

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay. In 1989 acquired the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States,  with 15 steel units and 57 fabrication shops and downstream operations.

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

In September 2005, Gerdau acquired 36% of the stock issued by Sipar Aceros S.A., a long steel rolling mill, located in the Province of Santa Fé, Argentina. This interest, added to the 38% already owned by Gerdau represents 74% of the capital stock of Sipar Aceros S.A. In the same month, Gerdau concluded the acquisition of a 57% interest in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, Gerdau acquired an additional interest of 40% for US$107.2 million (R$ 188.7 million on the acquisition date), increasing its interest to 99% of the capital stock, a figure that also takes into consideration the dilution of non-controlling interests, which explains the higher Company share compared with the share in the two major acquisitions made.

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for US$219.2 million (R$ 493.2 million on the acquisition date), the largest long special steel producer, forged parts manufacturer and foundry in Spain, and one of the major producers of forged parts using the stamping process in that country. In December 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A., had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., a subsidiary of CIE Automotive for US$143.0 million (R$ 313.8 million on the acquisition date). In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for US$288.0 million (R$ 674.0 million on the acquisition date) a 20% interest in Corporación Sidenor. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor.

In March 2006, the assets of two industrial units were acquired in the United States. The first was Callaway Building Products in Knoxville, Tennessee, a supplier of fabricated rebar to the construction industry. The second was Fargo Iron and Metal

Company located in Fargo, North Dakota, a storage and scrap processing facility and service provider to manufacturers and construction companies.

In June 2006, Gerdau acquired for US$103.0 million (R$ 224.5 million on the acquisition date) Sheffield Steel Corporation in Sand Springs, Oklahoma in the USA. Sheffield is a mini-mill producer of common long steel, namely concrete reinforcement bars and merchant bars.

In the same month, Gerdau S.A. won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for US$60.6 million (R$ 134.9 million on the acquisition date). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 33% of the total capital stock, for US$40.5 million, totaling US$101.1 million (R$ 219.8 million on the acquisition date). This acquisition added to the interest already acquired earlier in the year, for an interest of 83% of the capital stock of Siderperú.

In November 2006, the Company completed the acquisition of a 55% controlling interest in Pacific Coast Steel (“PCS”), for $104.0 million (R$ 227.4 million on the acquisition date). The company operates rebar fabrication plants in San Diego, San Bernardino, Fairfield, and Napa, California. Additionally, in April, 2008 Gerdau increased its stake in PCS to 84% paying US$82.0 million (R$ 138.4 million on the acquisition date). The acquisition of PCS expanded the Company’s operations to the West Coast of the United States and also added rebar placing capability.

In March 2007, Gerdau acquired Siderúrgica Tultitlán, a mini mill located in the Mexico City that produces rebar and profiles. The price paid for the acquisition was US$259.0 million (R$ 536.0 million on the acquisition date).

In May 2007, Gerdau acquired an interest of 30% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic, that produces rolled products. This partnership allowed the Company to access the Caribbean market. The total cost of the acquisition was US$42.9 million (R$ 82.0 million on the acquisition date). In July 2007, the Company acquired an additional interest of 19% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was US$72.0 million (R$ 135.2 million on the acquisition date). In October, 2014, Gerdau and Complejo Metalúrgico Dominicano S.A. confirmed the merger of operations of its companies Industrias Nacionales and METALDOM, becoming denominated Gerdau Metaldom. This merger aims more efficiency and competitiveness in the Caribbean and Central America region and assures the supply of steel products for construction sector in the Dominicam Republic.

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela. The total cost of the acquisition was US$92.5 million (R$ 176.2 million on the acquisition date).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a joint venture for an investment in Tadipatri, India. The joint venture included an interest of 45% in Kalyani Gerdau Steel Ltd. The agreement provides for shared control of the joint venture, and the purchase price was US$73.0 million (R$ 127.3 million on the acquisition date). In May 2008, Gerdau announced the conclusion of this acquisition. On July 7, 2012, the Company obtained control of Kalyani Gerdau Steel Ltds (KGS), which the Company had an interest of 91.28% as of the control acquisition date. In 2012, until the date the Company acquired control over KGS, the Company made capital increases in KGS, which resulted in an increase of shareholding interest, going from 80.57% in December 31, 2011 to 91.28%.

In September 2007, Gerdau concluded the acquisition of Chaparral Steel Company, increasing the Company’s portfolio of products and including a comprehensive line of structural steel products. The total cost of the acquisition was US$4.2 billion (R$ 7.8 billion on the acquisition date), plus the assumption of certain liabilities.

In October 2007, Gerdau acquired 100% of Enco Materials Inc., a leading company in the market of commercial materials headquartered in Nashville, Tennessee. Enco Materials Inc. has eight units located in Arkansas, Tennessee and Georgia. The purchase price for this acquisition was US$46 million (R$ 84.9 million on the acquisition date) in cash, plus the assumption of certain liabilities of the acquired company.

In the same month, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles). The acquisition price was US$110.7 million (R$ 186.3 million on the acquisition date). In February 2008, the Company announced the conclusion of this acquisition.

In November 2007, Gerdau entered into a binding agreement for the acquisition of the steel company MacSteel from Quanex Corporation. MacSteel is the second largest producer of Special Bar Quality (SBQ) in the United States and operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan, Ohio, Indiana and Wisconsin. The agreement did not include the Building Products business of Quanex, which is an operation not related to the steel market. The purchase price for this acquisition was US$1.5 billion (R$ 2.4 billion on the acquisition date) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April 2008.

In February 2008, Gerdau invested in the verticalization of its businesses and acquired an interest of 51% in Cleary Holdings Corp. for US$73.0 million (R$ 119.3 million on the acquisition date). The Company controls a metallurgical coke producer and coking coal reserves in Colombia. In August 2010, Gerdau S.A. concluded the acquisition of an additional 49% of the total capital of Cleary Holdings Corp. for US$57 million.

In April 2008, Gerdau entered into a strategic partnership with Corporación Centroamericana del Acero S.A., assuming a 30.0% interest in the capital of this company. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize. The price of the acquisition was $180 million (R$ 303.7 million on the acquisition date).

In June, 2008, the parent company Metalúrgica Gerdau S.A. acquired a 29% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, Metalúrgica Gerdau S.A. issued debentures to be exchanged for Gerdau S.A.’s common shares. In December, 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación Sidenor S.A. was transferred to direct control of Gerdau S.A., for US$ 218 million (R$ 384 million on the acquisition date), which then owned a total 59% stake in Aços Villares S.A. In December 30, 2010, Gerdau S.A. and Aços Villares S.A. shareholders approved the merger into Gerdau S.A. of Aços Villares S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the Brazilian stock exchange. Following the issuance of new shares under the merger, on February 28, 2011, the capital stock of Gerdau S.A. was represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

On January 6, 2009, the Company, through its subsidiary Gerdau Aços Longos S.A., signed an agreement for the acquisition of 100% of Maco Metalúrgica Ltda. for R$4.2 million. The activities of Maco Metalúrgica Ltda. include, among other things, the production and sale of drawn steel wires and electric-welded steel mesh. The acquisition was concluded on June 4, 2009.

On August 30, 2010, Gerdau S.A. concluded the acquisition of all outstanding common shares issued by Gerdau Ameristeel that it did not yet hold either directly or indirectly, for us$11.00 per share in cash, corresponding to a total of us$1.6 billion (R$ 2.8 billion). With the acquisition, Gerdau Ameristeel was delisted from the New York and Toronto stock exchanges.

On October 21, 2010, Gerdau S.A. concluded the acquisition of Tamco, a company based in the state of California. TAMCO is a mini-mill that produces rebar and is one of the largest producers on the West Coast of the United States. The acquisition price was approximately US$ 166.4 million (R$ 283.1 million on the acquisition date).

In January 2013, the Company acquired certain assets and liabilities from Cycle Systems Inc. for US$13.6 million (R$27.1 million on the acquisition date). The company is located in the city of Roanoke, Virginia in the United States and operates scrap processing centers in the state, including a scrap shredder machine and various scrap yards.

On October 8, 2014, the Company concluded the sale of its 50% interest in its joint venture entity Gallatin Steel Company (Gallatin) to Nucor Corporation for R$ 937.8 million. The gain on the sale of this interest of R$ 636,528, before taxes was recognized in the income statement during the fourth quarter of 2014.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2013 (last information available), 28.2% of the total crude steel production in the world was through mini-mill process and the remaining 71.8% was through the integrated process.

Crude Steel Production by Process in 2013*

	Crude Steel Production (in million	Production by Process (%)
Country	tonnes)	Mini-mill	Integrated
World	1,600	28.2%	71.8%
China	779	9.5%	90.5%
Japan	111	22.5%	77.5%
U.S.A.	87	60.6%	39.4%
India	81	68.3%	31.7%
Russia	69	30.2%	69.8%
S. Korea	66	39.0%	61.0%
Germany	43	31.6%	68.4%
Ukraine	33	6.0%	94.0%
Brazil	34	25.1%	74.9%

Source: Worldsteel/World Steel In Figures

*Last information available

Over the past 15 years, according to worldsteel, total annual crude steel production has grown from 849 million tonnes in 2000 to 1,637 million tonnes in 2014, for an average annual increase of 5.1%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 1.2% from 1,618.5 million tonnes in 2012 to 1,637.0 million tonnes in 2014, with a 7.7% growth in the Middle East, 1.9% in North America and 1.7% growth in the European Union.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is still undergoing a period of strong industrialization, launching numerous infrastructure projects and developing an important manufacturing base, which has contributed to increased Chinese output. China’s crude steel production in 2014 reached 822.7 million tonnes, an increase of 0.9% over 2013. In 2014, China’s share of world steel production was 50.3% of world total crude steel.

Crude Steel Production by Country in 2014 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 1,110.7 million tonnes of crude steel in 2014, an increase of 1.4% compared to 2013, its share of world steel production amounted to 67.8% in 2014. Japan produced 110.7 million tonnes in 2014, stable when compared to 2013. India’s crude steel production was 83.2 million tonnes in 2014, a 2.3% increase compared with 2013. South Korea showed an increase of 7.4%, producing 71.0 million tonnes in 2014.

The EU-28 registered an increase of 1.7% compared to 2013, with a production of 169.2 million tonnes of crude steel in 2014. The United Kingdom showed an increase of 1.7% compared to 2013, producing 12.1 million tonnes in 2014, while Germany remained stable when compared to 2013, producing 42.9 million tonnes in 2014.

In 2014, crude steel production in North America was 121.2 million tonnes, an increase of 1.9% compared with 2013. The United States produced 88.3 million tonnes of crude steel, 1.6% lower than 2013.

The CIS showed a crude steel production decrease of 2.8% in 2014. Russia produced 70.7 million tonnes of crude steel, an increase of 2.6% compared to 2013, while Ukraine recorded a decrease of 17.1% with year-end figures of 27.2 million tonnes.

The Brazilian Steel Industry

In 2014, Brazil maintained its position as the world’s 9th largest producer of crude steel, with a production of 33.9 million tonnes, a 2.1% share of the world market and 75.0% of the total steel production in Latin America during the year.

Total sales of Brazilian steel products were 30.3 million tonnes in 2014, 30.1 million tonnes in 2013 and 30.9 million tonnes in 2012, exceeding domestic demand of 24.7 million tonnes in 2014, 26.5 million in 2013 and 25.4 million in 2012. In 2014, total steel sales in the domestic market decreased 9.0% from 2013, going from 22.8 million tonnes to 20.7 million tonnes.

The breakdown of total sales of Brazilian steel products in 2014 was 63.7% or 19.3 million tonnes of flat steel products, formed by domestic sales of 11.2 million tonnes and exports of 8.1 million tonnes. The other 36.3% or 11.0 million tonnes represented sales of long steel products, which consisted of domestic sales of 9.6 million tonnes and exports of 1.4 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2014, Brazilian GDP increased by 0.1%, increased by 2.3% in 2013 and grew by 1.0% in 2012.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2014, Brazilian steel exports totaled 9.5 million tonnes, representing 31.5% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 6.4 million tonnes in 2014, 4.8 million tonnes in 2013 and 6.3 million tonnes in 2012, representing 66.8%, 64.9% and 67.4% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2012, imports were 3.8 million tonnes, dropped to 3.7 million tonnes in 2013 and increased to 4.0 million tonnes in 2014. In 2014, imports represented 16.1% of apparent domestic consumption.

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

The North American steel industry has experienced a significant amount of consolidation in the last decade. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, were relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill in November 2004, Sheffield Steel Corporation in 2006 and Chaparral Steel Company in September 2007, have further contributed to this consolidation trend. Since the beginning of 2007, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc., United States Steel Corporation acquired Stelco Inc., and Arcelormittal Inc. acquired Bayou Steel Corporation..

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the automotive sector. The Company believes that this trend should continue throughout 2015

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Chile, Colombia, Spain, the United States, Guatemala, India, Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

Gerdau is the leading manufacturer of long steel in the Americas and a major global supplier of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding its product mix and the competitiveness of its operations. Gerdau has industrial operations in 14 countries — the Americas, Europe and Asia — with a combined installed capacity of more than 25 million tonnes of steel a year. It is also Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

According to the Brazilian Steel Institute (Instituto Aço Brasil), Gerdau is Brazil’s largest producer of long rolled steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and has been classified by worldsteel as the world’s 16th largest steel producer based on its consolidated crude steel production in 2013 (last information available).

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, an integrated steel mill located in the state of Minas Gerais. The Company currently has a total of 52 steel producing facilities globally, including joint venture and associate companies.

As of December 31, 2014, total consolidated installed capacity, excluding the Company’s investments in joint venture and associate companies, was 26.0 million tonnes of crude steel and 22.4 million tonnes of rolled steel products. In the same period, the Company had total consolidated assets of R$ 63.0 billion, consolidated net sales of R$ 42.5 billion, total consolidated net income (including non-controlling interests) of R$ 1.5 billion and shareholders’ equity (including non-controlling interests) of R$ 33.3 billion.

Gerdau offers a wide array of steel products, which can be manufactured according to the customer’s specifications. The product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry such as rods, structural bars and hot rolled coils, finished products for consumer goods industry such as commercial rolled steel bars and machine wire and products for farming and agriculture such as poles, smooth wire and barbed wire. Gerdau also produces special steel products, normally with a certain degree of customization, utilizing advanced technology, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America, Europe and Asia. The Company began its expansion into North America in 1989, when consolidation in the global steel market effectively began. The Company currently operates 15 steel production units in the United States and Canada, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rods, commercial rolled steel bars, extruded products and beams.

The Company’s operating strategy is based on the acquisition or construction of steel mills located close to its customers and sources of the raw materials required for steel production, such as scrap metal, pig iron and iron ore. For this reason, most of its production has historically been geared toward supplying the local markets in which it has production operations. However, the Company also exports a portion of its production to other countries.

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

Starting in 2014, the iron ore operation, which previously was reported under the Brazil Business Operation, was reported separately as a new business operation called “Iron Ore.” Thus, the numbers of 2012 and 2013 were adjusted accordingly for comparative pursposes.

The Company’s corporate governance establishes a business segmentation, as follows:

•                  Brazil (Brazil Business Operation) — includes the steel operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

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

•                  Special Steel (Special Steel Business Operation) — includes the special steel operations in Brazil, Spain, United States and India.

•                  Iron Ore (Iron Ore Business Operation) — includes the iron ore operations in Brazil.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations (1)	Year ended December 31,
(1,000 tonnes)	2014	2013	2012
TOTAL STEEL	17,869	18,519	18,594
Brazil(2)	6,583	7,281	7,299
North America	6,154	6,145	6,472
Latin America	2,623	2,807	2,707
Special Steel	2,894	2,857	2,657
Eliminations and Adjustments	(385)	(571)	(541)
IRON ORE	7,971	5,017	4,399

(1) The information does not include data from joint ventures and associate companies.

(2) Does not consider coking coal and coke shipments.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (1)	Year ended December 31,
(R$ million)	2014	2013	2012
TOTAL	42,546	39,863	37,982
Brazil(2)	14,294	14,837	14,028
North America	14,049	12,562	12,450
Latin America	5,670	5,366	4,964
Special Steel	8,644	8,023	7,389
Iron Ore	945	704	491
Eliminations and Adjustments	(1,055)	(1,629)	(1,340)

(1) The information does not include data from joint ventures and associate companies.

(2) Includes coking coal and coke net sales.

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

In the Brazil Business Operation, sales volume in 2014 decreased 9.6% when compared to 2013, mainly influenced by the 5.8% reduction in the domestic market demand due to a lower level of activity in the construction and industry sectors, reflecting the low growth of the GDP. Furthermore, the 25.4% reduction on exports occurred due to the lower international prices and the global over supply of the steel industry.

In 2014, around 20% of the production sold in Brazil was distributed through the Company’s distribution channel, with 89 stores throughout Brazil, 44 downstream facilities and five flat steel service centers, serving an significant number of customers. Another important distribution channel is the independent’s network, formed by points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Company employees and authorized sales representatives working on commission. This Business Operation has annual crude steel installed capacity of 9.1 million tonnes and 6.0 million tonnes of finished steel products.

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

North America Business Operation

The North America Business Operation has annual production capacity of 10.0 million tonnes of crude steel and 9.1 million tonnes of finished steel products. It has a vertically integrated network of 15 steel units for the operation of a mini-mill, 33 scrap recycling facilities, 66 downstream operations (including three joint ventures) and fabshops. North America Business Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

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

At the North America Business Operation, shipments remained stable in 2014, on the level of 6.2 million tonnes, due to the maintenance of the good demand in the non-residential construction and industry sectors. On the other hand, the north American market was impacted by the increasing share of imported products.

The North America Business Operation accounted for 33.7% of overall Gerdau sales volumes. The Company’s Canadian operations sell a significant portion of their production in the United States.

Latin America Business Operation

The Latin America Business Operation comprises 15 steel facilities (including joint ventures and associate companies), 47 retail facilities, 29 fab shops (including joint ventures and associate companies) and 18 scrap processing facilities (including associate companies) located in 9 countries. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 2.9 million tonnes of crude steel and 2.7 million tonnes of finished steel products. The Latin American operation accounted for 14.4% of overall Gerdau sales volumes, representing 2.6 million tonnes of finished products in 2014, a 6.6% decrease when compared to 2013, due to the increase of imports and the slower pace of economic growth in the region. The main representative countries in the Latin America Business Operation are Chile, Mexico, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

Chile - Has installed capacity of 520,000 tonnes of crude steel and 530,000 tonnes of rolled steel. This unit produces rebars, merchant bars, wire rods and nails, which are commercialized, primarily, in the domestic market. Gerdau in Chile sells its products to more than 150 clients, including distributors and end-users.

Colombia - The Company believes to have a market share of 27% of the Colombian common long steel market. The Company believes it to be the largest producer of steel and rebar in Colombia, selling its products through own distributors, third-party distributors and clients (end-users) in civil construction, industry and others. Colombian units have annual installed capacity of 854,000 tonnes of crude steel and 764,000 tonnes of rolled products.

Peru — Is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 500 clients in the construction, manufacturing and mining sectors and has more than 140 distributors. Gerdau in Peru has annual installed capacity of 650,000 tonnes of crude steel and 520 tonnes of rolled products.

Mexico - It currently operates two mills producing crude and rolled steel located in the state of Mexico with aggregate annual installed production capacity of 500,000 tonnes of crude steel and 400,000 tonnes of rolled steel products, with another unit to produce structural profiles being built in the state of Hidalgo. It also has three scrap processing and collection units and 7 distribution centers. Gerdau Corsa produces rebars, cut and band rebars and structural profiles.

Special Steel Business Operation

The Special Steel Business Operation is composed of the operations in Brazil (Charqueadas, Pindamonhangaba and Mogi das Cruzes), in the United States (Fort Smith, Jackson and Monroe), in Spain (Basauri, Reinosa, Azkoitia and Vitoria) and in India (Tadipatri). This operation produces engineering steel (SBQ), tool steel, stainless steel, rolling mill rolls, large forged and casted engineering pieces. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as high strength steels for suspension springs, clean steel, high temperability steels and steel with improved machining characteristics, among others.

The Special Steel Business Operation recorded growth of 1.3% in shipments in 2014 compared to the prior year, due to a higher demand verified in Spain and North America, and a greater contribution from sales in the operation in India. On the other hand, the Brasil operations had a decrease in sales due to the lower level of activity in the automotive sector.

In Brazil, Gerdau special steel operations are located in Rio Grande do Sul (Charqueadas) and in São Paulo (Pindamonhangaba e Mogi das Cruzes). The special steel units in Brazil have a combined annual capacity of 1.4 million tonnes of crude steel and 1.9 million tonnes of rolled products, which is sold in the domestic and export markets. The operation in Brazil has more than 400 customers located mainly in Brazil, although its products are also exported to South America, North America, Europe and Asia.

In Europe, Gerdau special operations are located in Spain (Basauri, Reinosa, Azkoitia and Vitoria), which sells special steel to the entire continent and exports to North America, Africa and Asia. This operation has more than 450 clients located mainly in Spain, France, Germany and Italy, and has an annual installed capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled products.  The operation also has four downstream operations located in Spain.

In North America, Gerdau maintains a presence in United States, with three mini-mills located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas). The operation also has six downstream operations. The operation has an annual installed capacity of 1.3 million tonnes of crude steel and 1.2 million tonnes of rolled products and has more than 200 customers located mainly in the United States, Canada and Mexico.

In India, the Company initiated the operation of a plant for the production of special steel with capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled products. Important projects are being executed, such as installing a second automatic inspection line (concluded in 2014), a new coke oven (to be concluded in 2015) and a power generation plant (to be concluded in 2015).

There are commercial and operational synergies among the units in this business operation through centralized marketing and production strategies.

Iron Ore Business Operation

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

Gerdau is considered to be in the exploration stage. The Company is devoting substantially all of its present efforts to exploring and identifying iron mineralized material suitable for development. The properties have no reserves. Based on prior exploration, the Company believes there to be significant mineralization and intends to undertake an exploration program to prove the reserves.

The drilling campaign that the Company has already executed and intends to execute as follows:

•                  2004 to 2011: 46.8 thousand meters of drill holes;

•                  2012 to 2014: 41.9 thousand meters of drill holes;

•                 2015 to 2017: 55.0 thousand meters of drill holes are planned in order to add information for geological modeling.

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

Exports

In 2014, the international steel industry continued to suffer from the effects of China’s slowing economy and the stagnant world economy. In particular, China’s positioning as a major importer of raw materials and exporter of steel products, combined with oversupply in international markets, contributed to a record declines in the prices of raw materials and steel products.

The behavior of international prices differed significantly in the first and second halves of 2014.  In the first half, prices increased or remained stable, while in the second half prices of the main steel products (both long and flat) registered sharp decreases. Prices for the main long steel products (rebar, wire rods, profiles and structural profiles) declined by 6% to 23% in international markets, considering exports by traditional exporting countries (Turkey, Russia, Ukraine and China) in December 2014 in relation to December 2013. Prices for key flat steel products exported by China (hot-rolled coils and heavy plates) fell 6% to 16% on international markets, considering exports in December 2014 compared to December 2013.

In 2014, international political conflicts also played an important role in driving the dynamics of international markets.  The conflict between Ukraine and Russia, for example, led to lower exports by the region.  Later, the sanctions imposed on Russia by a number of countries adversely affected the country’s domestic market, leading the prices of its products to fall and further pressuring international prices.

In 2014, Brazil remained Gerdau’s main exporting country, accounting for 90% of its total exports by volume. The United States accounted for 5% of the total, while the remainder was exported from the units in Latin America.

The main export destination in 2014 was North America, accounting for 43%, which was driven by exports of slabs. South America was another important destination, due to the exports to supply the Group’s companies, accounting for 39% by volume in 2014. Meanwhile, Central America, Europe and Asia each accounted for 6%.

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports by Destination	2014	2013	2012
Total including shipments to subsidiaries (1,000 tonnes)	1,134	1,715	2,413
Africa	—	4%	1%
Central America	6%	12%	12%
North America	43%	23%	28%
South America	39%	42%	29%
Asia	6%	13%	21%
Europe	6%	6%	5%
Middle East	—	—	1%

In 2014, Gerdau continued to register its highest export volumes in billets and slabs, despite exporting products from almost its entire line.

Gerdau continues to build a diversified client base around the world, which will be fundamental for meeting the challenges ahead in 2015.

Products

The Company supplies its customers with a wide range of products, including steel products and iron ore:

Semi-finished products (Billets, Blooms and Slabs)

The semi-finished products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebars and merchant bars. They represent 50% of the products from the Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products, and mainly used to produce hot and cold rolled coils, heavy slabs and profiles.

The semi-finished products are produced using continuous casting and, in the case of blooms there is subsequent rolling process.

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

Special Steel Products

Special or high-alloy steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces special and stainless steel used in automotive components, machinery, road and agricultural parts, mining equipment, tools, rail components and maritime mooring at its Pindamonhangaba, Mogi das Cruzes and Charqueadas units in Brazil, at Basauri, Azkoitia and Vitória units in Spain, at the Fort Smith, Jakson and Monroe units in the United States and in Tadipatri, India.

In the United States, Gerdau produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s clients, which are mainly manufacturers.

Flat Products

The Company’s Ouro Branco mill produces slabs, which are rolled into flat products such as hot- and cold-rolled steel coils, heavy plates and profiles.  Gerdau also produces hot-rolled coils, which are sold in the domestic and export markets. The Company distributes these hot-rolled coils through its distribution channel and direct sales, and also resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its five flat steel service centers.

Iron Ore

Gerdau operates three mines producing iron ore, all located in the Brazilian state of Minas Gereais (Várzea do Lopes, Miguel Burnier and Gongo Soco). The mines produce the following: sinter feed (featuring low content of contaminants and good metallurgical properties, enabling its use as a base material); pellet feed/concentrated (superior quality enabling its use as a chemical balancer in the synthetizing process, while being also adequate for pelletizing, blast furnace quality - low loss by calcination — PPC); hematite fines (small scale production, used as input in Gerdau’s furnaces); and Granulated (high quality, used chiefly for own consumption at the Ouro Branco Mill).

The following table presents the main products and the contributions to net revenue and net income by Business Operation for the periods shown:

	Brazil			North America			Latin America			Special Steel			Iron Ore			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.			Sinter feed, Pellet feed and lump ore			-
Year	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net Sales (R$ million)	14,294.4	14,837.1	14,028.3	14,048.5	12,562.2	12,449.7	5,670.0	5,366.4	4,964.4	8,643.9	8,023.1	7,388.7	944.8	704.3	490.6	(1,055.2)	(1,630.1)	(1,340.1)
% of Consolidated Net Sales	33.6%	37.2%	36.9%	33.0%	31.5%	32.8%	13.3%	13.5%	13.1%	20.3%	20.1%	19.5%	2.2%	1.8%	1.3%	-2.5%	-4.1%	-3.5%
Net Income (R$ million)	959.0	1,537.1	960.9	691.3	18.6	323.8	(162.0)	104.0	(42.1)	123.1	156.7	362.3	54.8	168.1	161.8	(177.8)	(290.8)	(270.5)
% of Consolidated Net Income	64.4%	90.8%	64.2%	46.4%	1.1%	21.6%	-10.9%	6.1%	-2.8%	8.3%	9.3%	24.2%	3.7%	9.9%	10.8%	-11.9%	-17.2%	-18.1%

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 44 mini-mills worldwide (excluding joint ventures and associate companies). Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce the steel product at the required specifications. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

The Company operates five integrated mills, of which three are located in Brazil, one in Peru and one in India. The Ouro Branco mill is the largest integrated facility the Company operates. Although it produces steel using a blast furnace, this mill has some of the advantages of a mini-mill since it is located very close to its main suppliers and the ports from which the Company exports most of its production.

The Company’s steelmaking process in integrated facilities consists of four basic processes: raw material preparation, pig-iron production, steel production and production of semi-finished products (billets, blooms and slabs). In the primary stage of steel making, sinter (a mixture of iron ore and fluxes), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both a fuel and a reducing agent in this process. The Company’s blast furnaces have installed capacity of 5.9 million tonnes of liquid pig iron per year.

The pig iron produced by the blast furnace is transported by rail to the desulphurization unit to reduce the sulfur content in the steel. After the desulphurization process, the low-sulfur pig-iron is transformed into steel through LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, which is fully supplied by the chemical reactions that occur between the oxygen and the molten pig iron impurities. The LD steelmaking process is presently the most widely used in the world. Some mills further refine the LD converters’ output with ladle furnaces and degassing process.

The liquid steel is then sent to the continuous casting equipment, which are solidified in the form of billets, blooms or slabs. These products can be sold directly to customers, be transferred for processing into other Gerdau units or be transformed into rolled finished products in the Company´s own integrated units. Gerdau integrated units in Brazil have rebar, bars and rods, wire rods, structural steel and hot rolled coils rolling mills.

Logistics

Gerdau sells its products through independent distributors, direct sales from the mills and its retail network (Comercial Gerdau, which was merged into Gerdau Aços Longos S.A. in March, 2013).

Logistics costs are an important component of most steel businesses and represent a significant factor in maintaining competitive prices in the domestic and export markets. The Gerdau mills are strategically located in various different geographic regions. The Company believes that the proximity of its mills to raw material sources and important consumer markets gives it a competitive advantage in serving customers and obtaining raw materials at competitive costs. This represents an important competitive advantage in inbound and outbound logistics.

To adequate and reduce logistic costs, Gerdau uses specific solutions, directed to different types of transportation modes (road, rail, sea and cabotage), terminals, technology and equipment. Gerdau continuously seeks to improve its performance to receive raw materials, and to deliver products to its customers or ports of destination. Accordingly, Gerdau develops and maintain long-term relationships with logistic suppliers specialized in delivering raw materials and steel products.

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

Overseas, Gerdau owns a private port terminal in Chimbote (Peru), where the Company has a steel mill, used to deliver inputs, raw material and products for the operation. In addition, the Company is currently in progress with a project and construction of a new export terminal for coal in Colombia.

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2014, the ArcelorMittal Brasil was the largest Brazilian crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, Gerdau was the second largest crude steel producer in Brazil during 2014.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2014*	2013	2012
ArcelorMittal Brasil	25.5	23.2	22.6
Gerdau	22.0	23.6	23.7
Usiminas	17.9	20.1	20.7
CSN	13.2	13.0	14.0
CSA	12.2	10.9	10.2
Others	9.2	9.2	8.8
Total	100.0	100.0	100.0

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

Competitive Position — Outside Brazil

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes to be the second largest mini-mill steel producer in North America, with annual nominal capacity of 10.0 million tonnes of crude steel and 9.1 million tonnes of rolled products.

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

The Company’s principal competitors include Commercial Metals Company (CMC), Nucor Corporation, Steel Dynamics Inc., and ArcelorMittal Inc.

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

The Special steel operations in Spain has approximately 8% stake of the special steel market in Europe; in United States, the Company believes to have approximately 23% of the special steel market; in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 75%; and, in India the production and commercialization of rolled products began in 2013, and continue to ramp up, providing gradual access in the Indian market.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices may not last, especially due to expansion in world installed capacity or a new level of demand. In the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies showed strong signs of slow down, in turn affecting many other countries. Over the last few years, developing economies showed signs of gradual recovery while developed economies are still a challenging demand environment. The Company believes that in 2015 the world steel market should show a slight demand increase. A material decrease in demand for steel or exports by countries who are not able to consume their production, as happened in 2008, could have a significant adverse effect on the Company’s operations and prospects.

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

Furthermore, since 2012 the Company has been developing energy efficiency actions at all of its industrial units in the country in order to increase its energy savings on auxiliary equipment in the steel production process, which accounts for approximately 40% of the energy consumed by operations.

Brazil’s growing energy consumption signals the importance of initiatives that help conserve resources and reduce environmental impacts. The project developed by Gerdau helps improve this scenario and the sustainability of the country’s energy sector, since it seeks to increase the Company’s energy efficiency by optimizing its industrial processes.

Production Inputs

Prices volatility

Gerdau’s production processes are based mainly on the mini-mill concept, with mills equipped with electric arc furnaces that can melt ferrous scrap and produce steel products at the required specifications. The main raw material used at these mills is ferrous scrap, which at some plants is blended with pig iron. The component proportions of this mixture may change in accordance with prices and availability in order to optimize raw material costs. Iron, iron ore (used in blast furnaces) and ferroalloys are also important.

Although international ferrous scrap prices suffer high influence by the U.S. domestic market (since the United States is the largest scrap exporter), the price of ferrous scrap in Brazil varies from region to region and is influenced by demand and transportation costs. Gerdau believes to be the largest consumer of ferrous scrap in Brazil.

The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals developed by Gerdau’s unit in Colombia and other materials imported from the United States, Canada, Russia and Austrália, as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 85% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by medium and small sized mining companies, most of them strategically located close to the plant.

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

In 2014, Gerdau consumed more than 15 million tonnes of scrap, which accounted for significant gains from increasingly competitive operating costs.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 7.6 million tonnes in 2014, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

Gerdau has three coke production units in Colombia with annual production capacity of 550,000 tonnes. In 2013, it consolidated the supply of Colombian coking coal and began to develop coal for injection processes, both of which are used at the Ouro Branco mill. Also in 2013, it started to develop new solid fuels customized at this unit, specific cokes for testing at plants equipped with smaller blast furnaces that traditionally use charcoal as fuel, and coals and cokes for other applications in the market.

The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and graphite electrodes that are readily available in the open market. Gerdau North America Business Operation has obtained adequate quantities of these raw materials and supplies at competitive market prices. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

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

In Brazil, electricity is currently supplied to the Company’s industrial units under two types of contracts:

•                  Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Charqueadas, Usiba and Açonorte. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).

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

•                  Gerdau also holds the concession to implement São João — Cachoeirinha Hydroelectric Plant Complex located in Paraná state. The complex will have total installed capacity of 105 MW. It is currently waiting for the granting of the environmental licenses.

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

In Spain, the energy contract comes into force in January 2014 and is valid for 2015 too. The price paid for electric power is based on the spot market, with Gerdau having the option to lock in prices. Spain is currently discussing its regulatory framework, given the financial deficits generated by its power industry. The natural gas contract also comes into force in January 2014 and is valid for 2015.

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

In Colombia, the power purchase agreement was renewed in July 2013 at predetermined prices valid for 3 years and 6 months. The natural gas agreements were renewed in late 2013 and are valid in part until 2019 and in part until 2021.

In Chile electricity is purchased under a long-term agreement. This agreement will finish on 2017, and the transmission electricity agreement will finish in 2034. The plant receives CNG (Compressed Natural Gas) for major part of their needs and the supply is done through piping lines in Renca and Colina plants.

In Uruguay, electricity is purchased under agreements renewed automatically on an annual basis from the state-owned utility UTE.  Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute). During 2014, the plant operated mostly on fuel oil, due to competitive reasons.

In Peru, has a current electricity contract until December 2017. The plant receives CNG (Compressed Natural Gas) by trucks and then is decompressed and distributed through internal pipeline to production processes.

Argentina uses natural gas (liquefied petroleum gas) as substitute. The natural gas purchase agreement was renewed for another year. In 2008, Gerdau Sipar entered into a long-term agreement to supply the new mill’s power requirements.

In the Dominican Republic, a new power purchase agreement was secured in July 2014 (valid for three years), with new power factor conditions. Since 2011, the unit receives liquefied natural gas (LNG) delivered by truck.

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

Production Output

Gerdau S.A. Consolidated	Year ended December 31,
annual production (million tonnes)	2014	2013	2012
Crude steel production	18,028	18,009	18,920
Rolled steel production	16,026	15,502	15,824
Iron Ore production	7,623	5,586	4,755

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

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment that Gerdau uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer and benchmarking agreements with worldwide recognized performance companies.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 31-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (ECC) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

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

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels. On December 31, 2014, provision for doubtful accounts was 2.2% based on gross account receivables as per Note 5 to the Consolidated Financial Statements, on December 31, 2013 was 2.4% and on December 31, 2012 this provision was 2.4% of gross account receivables. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers amounts up to approximately US$ 5.0 billion (R$ 11.0 billion as of April 30, 2014), including material damage to installations (US$ 4.2 billion) and losses of gross revenues (US$ 800 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2015. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

The commercial operation of ports is subject to authorization by the federal government, as regulated by Federal Law 12,815 of June 5, 2013. Gerdau has two Private Port Terminals Outside of Organized Port Areas located in Vitória, ES and Salvador, BA, which are known, respectively, as the Praia Mole Private Port and Mixed Use Terminal and the Gerdau Maritime Terminal.  The former, with Adhesion Contract 034/95, was signed on February 18, 1995, with duration of 25 years, which may be extended successively for equal periods, as provided for by law.  There is no specific description of cargoes, with authorization for the handling and/or storage in the TERMINAL of own and third-party cargo destined or originating from water transportation. The latter, with Adhesion Contract 064/98, was signed on November 17, 1995, with duration of 25 years, which may be extended successively for equal periods, as provided for by law, with the following cargo authorized: pelletized iron ore, natural iron ore, pig iron, scrap metal, manganese ore, coke, copper-alumina concentrate, blast furnace slag, clinker, iron ore, green petroleum coke, fertilizers, anthracite, barite and coal.

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

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2014:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2014, 2013 and 2012:

				Equity Interests
				Total capital (*)
Consolidated company	Country	2014	2013	2012
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	95.85	95.22	93.98
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	94.34	93.48	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	88.74	60.09	53.10
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	100.00	100.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	97.17	96.74	95.94
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	100.00	100.00	99.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	86.66
Diaco S.A. and subsidiary (8)	Colombia	99.71	99.71	99.57
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.83	98.38	94.69

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Gerdau Aceros Especiales Europa.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda

(7) Subsidiaries: LuxFin Participation S.L., Bogey Holding Company Spain S.L. and Bogey Servicios Corporativos S.L..

(8) Subsidiaries: Laminados Andinos S.A. and Cyrgo S.A..

(9) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(10) Subsidiary: Siderco S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Armacero Industrial y Comercial Limitada in Chile, in which the Company owns a 50% stake, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 45% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Corsa Controladora, S.A.P.I de C.V. in Mexico, in which Gerdau has a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51,82% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 10 mills distributed throughout Brazil and annual installed capacity of 4.6 million tonnes of crude steel. This company also sells general steel products and has 89 steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 49.5% of Gerdau’s crude steel output in the Brazil Business Operation.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has annual capacity of 10.0 million tonnes of crude steel and 9.1 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and, Chaparral Steel Company.

Gerdau Aços Especiais S.A. - This company is headquartered in Charqueadas in the Brazilian state of Rio Grande do Sul and has consolidated annual installed capacity of 430,000 tonnes of crude steel and 465,000 tonnes of rolled products.

Gerdau Aceros Especiales Europa — This company is a special steel producer and has four units in Spain with combined annual production capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled products.

Gerdau MacSteel Inc. — This company is the largest special steel producer in U.S., has three units and combined annual production capacity of 1.3 million tonnes of crude steel and 1.2 million tonnes of rolled products.

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

Sipar Gerdau Inversiones S.A. - Sipar, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 263,000 tonnes of rolled products.

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 854,000 tonnes of crude steel and 764,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. - Acquired in 2006, Siderperú is a long steel producer with annual installed capacity of 650,000 tonnes of crude steel and 520,000 tonnes of rolled steel.

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

Gerdau Metaldom Corp. - In 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the jointly-controlled entity Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tons/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 45% interest on Gerdau Metaldom Corp. This transaction was recorded on fair value basis , which was substantially equivalent to the book value of the previous investment.

Corporación Centroamericana del Acero S.A. - Strategic partnership entered into with Corporación Centroamericana del Acero S.A., assuming a 30.0% stake in the capital of this company. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize.

Gerdau Steel India Ltd. - Steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. The crude steel capacity of this unit is 250,000 tonnes and 300,000 of rolled steel capacity.

Cleary Holdings Corp. - Cleary Holdings Corp controls a metallurgical coke producer and coking coal reserves in Colombia.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2014:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,252	9,099	5,989
Açonorte	Brazil	PE	—	265	242	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	196	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	198	161	EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	932	1,414	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	570	460	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra*	Brazil	PR	—	540	—	EAF mini-mill	Billet
Riograndense	Brazil	RS	—	450	495	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails

Usiba*	Brazil	BA	—	495	397	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	820	600	EAF mini-mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500	2,026	Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICAN OPERATION			—	9,972	9,087
Beaumont	USA	TX	—	600	730	EAF mini-mill, rolling mill	Wire rod
Calverty City	USA	KY	—	—	300	Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge*	Canada	ON	—	330	290	EAF mini-mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	840	580	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	370	325	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	610	540	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	FL	—	730	620	EAF mini-mill, rolling mill	Rebar, merchant bars
Knoxville	USA	TN	—	520	550	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	430	360	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Sayreville	USA	NJ	—	730	600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	MN	—	620	420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	900	840	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	320	320	EAF mini-mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,500	1,449	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	1,000	700	EAF mini-mill, rolling mill	Merchant bars and beams
Rancho Cucamonga	USA	CA	—	472	463	EAF mini-mill, rolling mill	Rebar
LATIN AMERICAN OPERATION			400	2,874	2,737
Chile	Chile	—	—	520	530	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.

Uruguay	Uruguay	—	—	100	90	EAF mini-mill, rolling mill	Rebar, merchant bars and mesh
Colombia	Colombia	—	—	854	764	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, shapes and mesh
Argentina	Argentina	—	—	—	263	Rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400	650	520	Blast Furnace, EAF mini-mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—	250	170	EAF mini-mill, rolling mill	Rebar
Mexico	Mexico	—	—	500	400	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
SPECIAL STEEL OPERATION			275	4,059	4,576
Pindamonhangaba	Brazil	SP	—	620	1.188	EAF mini-mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	264	EAF mini-mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430	465	EAF mini-mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Basauri	Spain	—	—	820	372	EAF mini-mill, rolling mill and finishing	Special bars and cold finished bars
Reinosa	Spain	—	—	240	161	EAF mini-mill, rolling mill, finishing and foundry	Cold finished bars, rolling mill rolls and forged pieces.
Azkoitia	Spain	—	—	—	397	Rolling mill and finishing	Bars, special profiles and cold finished bars
Vitória	Spain	—	—	—	200	Rolling mill and finishing	Wire rod and cold finished bars
Fort Smith	USA	AR	—	474	463	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	299	276	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	551	490	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
India	India	AP	275	250	300	Integrated/blast furnace, converter and rolling mill	Pig iron, billets and rolled bars
GERDAU TOTAL			5,927	26,004	22,389

*Temporarily not in use.

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

Ever since this initiative, and with an iron ore consumption rate of approximately 9.0 million tonnes per annum required by its steel production units located in Ouro Branco, Barão de Cocais, Divinópolis and Sete Lagoas, in the State of Minas Gerais, Gerdau’s supply is partially handled by mining companies along with steel plants, and the mines owned by the company.

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

•                  Várzea do Lopes Complex;

•                  Gongo Soco. There are no mining activities in this location.

The table below shows the payments made to the Brazilian government related to resource extractions, related to 2014.

	CFEM (Financial Compensation for Exploitation of Mineral Resources)		TFRM (Inspection Fee for Mineral Resources)
Miguel Burnier	R$	8,547 thousand	R$	1,920 thousand
Várzea do Lopes	R$	9,975 thousand	R$	826 thousand

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

•                  OTP 2: phase 1 started operations (start up and ramp up) in September 2013, in Miguel Burnier, with total production capacity of 5.6 Mtpa (natural basis) of lump ore, small lump ore, sinter feed, and pellet feed (wholly-owned by Gerdau). Currently, the Company is carrying out engineering studies (basic engineering) to an expansion of 5.0 Mtpa (natural basis) in order to process itabirites ore and produces fine concentrate (OTP 2 phase 2);

•                  OTP 3: Currently on stage of scoping study, with expected production capacity of 12.0 Mtpa (natural basis) of sinter feed and pellet feed.

Gerdau total production capacity today is 11.5 Mtpa, considering capacity from OTP 1, OTP 2 (phase 1), dry processing plants (1 and 2) and wet processing plant.

The main processing stages of the production units under operational or implementation phases are set forth in the table below.

OTP 1	OTP 2 (phase 1)
Crushing;	Crushing;
Classification screening;	Classification screening;
Grinding;	Deliming;
Jigging;	Filtering;
Spiral Concentration;	Dewatering screening;
Desliming;	Tailing thickening;
Column flotation;
Filtering;
Dewatering screening;
Tailings and Concentrate thickening;

The table below provides a summary of estimated capital costs for future projects (investments not yet approved by the Executive Committee are not listed), which will support production and logistics activities. This capex will be funded by the Company’s own cash generations and planned bank financing.

Miguel Burnier + Várzea do Lopes	US$ (million)	Investment Phase
Mining	69
Investments approved in 2014	36	Execution
Investments contemplated 2015-2017	33	Feasibility

Beneficiation	149
Private road access - Várzea do Lopes to Miguel Burnier	137	Execution
Other Investments approved until 2014	4	Execution
Investments contemplated 2015-2017	8	Feasibility
TOTAL	218

The table below illustrates estimated electrical power consumption in the processing plants.

OTP - Ore Treatment Plant	Consumption (kW)
OTP - 1	3,300
OTP — 2	3,500

A summary of the water supply system for the processing facilities is provided in the table below. Indicated collection points present sufficient amounts of water to supply all covered facilities, in compliance with applicable legal criteria.

OTP - Ore Treatment Plant	Total Water with Recirculation (m3/h)	Make up (m3/h)	Distance of the OTP (km)	In take point
OTP - 1	650	150	4.0	Miguel Burnier River
OTP - 2	713	280	3.5	Soledade Lake

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

Investment Programs

In fiscal year 2014, capital expenditure on fixed assets was R$ 2,266.7 million. Of this total, 40.0% was allocated to the operations in Brazil and the remaining 60.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 907.6 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill. Currently, the project is in the phase of installation of the metal structures of the buildings and electromechanical installation of the equipment.

North America Business Operation — this business operation spent R$ 308.7 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

Latin America Business Operation — in 2014, the Latin American units spent R$ 320.5 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year.

Special Steel Business Operation — the special steel units spent R$ 569.0 million in 2014 for capital expenditure. Part of this investment was to finalize the installation of the new special steel rolling mill at Monroe mill in the USA. Additionally, the Company concluded the installation of a new continuous casting in St. Paul in Minnesota (USA).

Iron Ore Business Operation — the business operation spent R$ 160.9 million in 2014 for capital expenditure on fixed assets. This amount was mainly spent for the maintenance of the operation.

The disbursements in fixed assets planned for 2015 are estimated at R$ 1.9 billion, and include both strategic and maintenance investments. The table below shows the main projects for the years to come:

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2016
New melt shop at Riograndense mill-RS(1)	Brazil	650	2016
Latin America Business Operation
New structural profile rolling mill in Mexico (Gerdau Corsa)(2)	Mexico	700	2015
New melt shop in Argentina	Argentina	650	2016
Special Steel Business Operation
Coke plant and power generation plant in India mill	India	—	2015

(1) This capacity is not included in the consolidated figures since it is a joint venture.

(2) Replacement of the current melt shop (450,000 tonnes capacity).

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2014, Gerdau S.A. invested R$ 169.8 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate. The amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 116,421thousands as of December 31, 2014 (R$ 23,025 thousands recorded in Current Liabilities and R$ 93,396 thousands recorded in Non-Current Liabilities) and R$ 105,663 thousands as of December 31, 2013 (R$ 15,149 thousands recorded in Current Liabilities and R$ 90,514 thousands recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.  See also Note 20 — Environmental Liabilities.

As of December 31, 2014, the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 65.5 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2014 at approximately R$ 51 million, with these costs recorded as a liability in its financial statements.

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

Moreover, depending on the region where the property is located, the Code requires rural land owners to restore and preserve between 20%, 35% or 80% of areas containing native vegetation. The maintenance of these percentages of native vegetation is important because it guarantees the preservation of the local natural vegetation, perpetuating the genetic resources and the biodiversity of each Brazilian biome. Gerdau maintains its Legal Reserve areas preserved and in accordance with governing legislation.

ITEM 4A.                                       UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission with respect to its periodic reports under the Securities Exchange Act.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

In 2014, Brazilian GDP grew by 0.1% ($ 5.5 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 6.4%. The average CDI rate in the year was 11.5%. The Brazilian real depreciated by 13.4% against the U.S. dollar, ending the year at R$2.66 to $1.00.

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

	2014		2013		2012
Actual GDP growth	0.1%		2.3%		1.0%
Inflation (IGP-M) (1)	3.7%		5.5%		7.8%
Inflation (IPCA) (2)	6.4%		5.9%		5.8%
CDI rate (3)	11.5%		9.8%		6.9%
6-month LIBOR	0.4%		0.3%		0.5%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	13.4%		14.6%		8.9%
Foreign exchange rate at end of period — $1.00	R$	2.6562	R$	2.4326	R$	1.8758
Average foreign exchange rate — $1.00 (4)	R$	2.3547	R$	2.1601	R$	1.6751

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. Throughout the last three years, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvements in the automotive sector, the non-residential construction sector and the manufacturing industry were the drivers of the recovery in demand.

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

In 2014, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.4% ($17.4 trillion Nominal GDP), with a trade deficit of $538.1 billion. Inflation, as measured by the CPI, was 1.6%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.09%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2014	2013	2012
Actual Real GDP growth (1)	2.4%	2.1%	2.2%
Inflation (CPI) (2)	1.6%	1.5%	2.1%
Fed Funds (3)	0.09%	0.11%	0.14%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. The Brazilian GDP in the last three years presented an increase of 1.0% in 2012, 2.3% in 2013 and 0.1% in 2014.

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

Over the last ten years, annual world crude steel production volume has varied from between approximately 1,144 million tonnes and 1.637 million tonnes. According to the worldsteel, world crude steel production in 2014 was 1,637 million tonnes, 1.1% higher than in 2013. China’s crude steel production in 2014 reached 822.7 million tonnes, an increase of 0.9% over 2013. In 2014, China’s share of world steel production was 50.3% of world total crude steel. According to worldsteel, world demand for finished steel products increased by grow 3.1% in 2013, is estimated to grow 2.0% in 2014, and the forecast for 2015 is a growth 2.0%.

International steel prices has declined around 42.0% over the last five years (2010-2014), this is due mainly to excess installed capacity in the world. International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was an average of $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. During 2014, the average price has decreased 21.1% when compared to 2013, going from $503 in 2013 to $ 397 in 2014, due to the decrease in the iron ore prices, which have a strong correlation with the steel prices, and the slowdown in China’s economic growth.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Bloomberg

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2014, exports were 25.4% lower than in 2013, falling to 1,043 million tonnes (1,398 million tonnes in 2013), which represented 15.8% of all shipments by the Company’s Brazilian units, in 2013 exports represented 19.2% of total shipments from Brazil operations. Export revenue totaled R$ 1,659 million in 2014 (R$ 2,190 million in 2013).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 50.9% of production costs in 2014, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 12.3%. Personnel totaled 16.8% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 7.8% of total production costs. The table below presents the production costs breakdown by business operation (BO):

Production Costs Breakdown in 2014 (%)

% of costs	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	Consolidated		Brazil BO		North America BO		Latin America BO		Special Steel BO
Personnel	16.8	16.6	20.4	18.5	14.0	14.6	11.7	10.9	19.6	20.2
Maintenance	7.3	6.6	7.1	6.4	8.8	7.9	6.0	4.9	6.0	6.0
Depreciation	4.9	4.8	7.2	6.5	3.3	3.6	3.3	3.1	5.2	5.1
Metallic Inputs	50.9	50.6	36.9	38.4	59.5	59.2	64.0	66.7	47.3	46.6
Energy and Reducing Agents	12.3	13.2	21.4	22.7	6.5	6.8	9.7	9.0	11.9	11.3
Specific Materials	7.8	8.2	7.0	7.5	7.9	7.9	5.3	5.4	10	10.8

Significant events affecting financial performance during 2014

Exchange rate — In accordance with IFRS, the Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil as a hedge for a portion of the net investments in foreign subsidiaries. As a result, the effects from exchange variation gains or losses on the portion of debt designated for hedge accounting are also recognized in shareholders’ equity. The subsidiaries that issued the debt are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten Year Bonds. The payable by the subsidiaries in Brazil to the foreign subsidiaries denominated in US dollars generates exchange gains (losses) that are taxable and results in income tax recognized in the income statement, while these exchange variances are eliminated in consolidation with the offsetting exchange gains (losses) recognized by the foreign subsidiaries.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated the bulk of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation on the amount of US$2.9 billion (US$2.7 billion related to the Ten/Thirty Years Bonds and US$0.2 billion related to other financing operations) was recognized in the statement of comprehensive income, while the exchange variation on the portion of US$ 1.0 billion is now recognized in income.

Impairment of assets — In December 2014, the Company also performed impairment test for assets with definite useful life and it was identified in the Latin America segment an impairment loss of R$ 339,374 thousand due to the lack of expected future use for those assets.

Gains in joint ventures operations - On October 8, 2014, the Company concluded the sale of the interest held of 50% on the jointly-controlled entity Gallatin Steel Company (Gallatin) for the amount of R$ 937.8 million. Gallatin is a flat rolled mini-mill located in Gallatin County, Kentucky, USA that melts scrap, pig iron and hot briquetted iron from various sources, and processes the material to produce flat rolled steel. The gain from the sale of this interest was R$ 636,528 thousand and was recognized in Income, in the item “Gains in Joint ventures operations”.

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2014, 2013 and 2012 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2014		2013		2012		Variation	Variation
	R$ million	% net sales	R$ million	% net sales	R$ million	% net sales	2014/ 2013	2013/ 2012
Net sales	42,546	100.0%	39,863	100.0%	37,982	100.0%	6.7%	5.0%
Cost of Sales	(37,406)	(87.9)%	(34,728)	(87.1)%	(33,234)	(87.5)%	7.7%	4.5%
Gross profit	5,140	12.1%	5,135	12.9%	4,748	12.5%	0.1%	8.2%
Operating expenses:
Selling expenses	(691)	(1.6)%	(659)	(1.7)%	(587)	(1.5)%	4.9%	12.3%
General and administrative expenses	(2,037)	(4.8)%	(1,953)	(4.9)%	(1,884)	(5.0)%	4.3%	3.6%
Other operating income	238	0.6%	318	0.8%	244	0.6%	(25.1)%	30.0%
Other operating expenses	(151)	(0.4)%	(141)	(0.4)%	(180)	(0.5)%	7.1%	(22.1)%
Impairment of assets	(339)	(0.8)%	—	—	—	—	—	—
Gains in joint ventures operations	637	1,5%	—	—	—	—	—	—
Equity in earnings of unconsolidated companies	102	0.2%	54	0.1%	8	0.0%	88.9%	546.5%
Net Income Before Financial Income (Expenses) and Taxes	2,899	6.8%	2,754	6.9%	2,349	6.2%	5.3%	17.3%
Financial income	276	0.6%	293	0.7%	317	0.8%	(5.8)%	(7.5)%
Financial expenses	(1,397)	(3.3)%	(1,054)	(2.6)%	(953)	(2.5)%	32.5%	10.6%
Exchange variations, net	(476)	(1.1)%	(544)	(1.4)%	(134)	(0.4)%	(12.5)%	305.7%
Gains and losses on financial instruments, net	36	0.1%	3	0.0%	(19)	0.0%	1100.0%	—
Income and social contribution taxes	150	0.4%	241	0.6%	(63)	0.2%	(37.8)%	—
Net income	1,488	3.5%	1,694	4.2%	1,496	3.9%	(12.1)%	13.2%

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2014	Year ended December 31, 2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Brazil	14,294	14,837	-3.7%
North America	14,049	12,562	11.8%
Latin America	5,670	5,366	5.7%
Special Steel	8,644	8,023	7.7%
Iron Ore	945	704	34.2%
Intercompany Eliminations	(1,055)	(1,629)
Total	42,546	39,863	6.7%

(*)                                 The information does not include data from joint ventures and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2014	Year ended December 31, 2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Brazil	2,171	2,038	6.5%
North America	2,283	2,044	11.7%
Latin America	2,162	1,912	13.1%
Special Steel	2,987	2,808	6.4%
Iron Ore	119	140	-15.0%
Consolidated(1)	2,381	2,153	10.6%

(*)                                 The information does not include data from joint ventures and associate companies.

(1)                                 The information does not include iron ore volumes.

In 2014, consolidated net sales increased by 6.7% from 2013, due mainly to the impact of exchange variation on the translation of net sales from foreign companies into Brazilian real (9.0% average depreciation of the Brazilian real against the U.S. dollar). Excluding the exchange effect, net sales would have been relatively stable.

In the Brazil Business Operation, the 3.7% decline in net sales in 2014 compared to 2013 resulted chiefly from the 5.8% lower shipments in the domestic market, from 5,883 thousand tonnes in 2013 to 5,540 thousand tonnes in 2014, and the 25.4% reduction in exports, from 1,398 thousand tonnes in 2013 to 1,043 thousand tonnes in 2014. The lower shipments were partially offset by higher net sales per tonne sold in the domestic market (+4.3%). In the domestic market, the reduction in shipments was due to the lower level of activity in the construction and industrial sectors, reflecting weak GDP growth 0.1% in 2014). Lower exports in the period are explained by lower international prices and global steel oversupply.

In the North America Business Operation, net sales in 2014 were 11.8% higher than in 2013 due to exchange variation (9.0% average depreciation in the Brazilian real against the U.S. dollar) and, to a lesser extent, higher net sales per tonne sold, which grew 2.7% in U.S. dollar.

In the Latin America Business Operation, net sales in 2014 increased 5.7% from 2013, due to the exchange rate effect, with the depreciation of the Brazilian real against the currencies of most countries where Gerdau operates, despite the 6.6% contraction in shipments, from 2,808 thousand tonnes in 2013 to 2,623 thousand tonnes in 2014.

In the Special Steel Business Operation, net sales increased by 7.7% in 2014 compared to 2013, due mainly to the impact of exchange variation (9.0% average depreciation of the Brazilian real against the U.S. dollar) on sales at foreign units. Excluding this impact, net sales growth would have been similar to the 1.3% increase in shipments (2,857 thousand tonnes in 2013 to 2,894 thousand tonnes in 2014).

In the Iron Ore Business Operation, the 34.2% increase in net sales in 2014 compared to 2013 is due to higher shipments (+58.9%), from 5,017 thousand tonnes in 2013 to 7,971 thousand tonnes in 2014, despite the lower international prices (IODEX SF 62% CFR China, Platt’s 2013 average of US$ 135/t and US$ 97/t in 2014).

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2014	2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Brazil	Net sales (R$million)	14,294	14,837	(3.7)%
	Cost of Sales (R$million)	(11,641)	(11,884)	(2.0)%
	Gross Profit (R$million)	2,653	2,953	(10.1)%
	Gross margin (%)	18.6%	19.9%
North America	Net sales (R$million)	14,049	12,562	11.8%
	Cost of Sales (R$million)	(13,093)	(11,919)	9.8%
	Gross Profit (R$million)	956	643	48.6%
	Gross margin (%)	6.8%	5.1%
Latin America	Net sales (R$million)	5,670	5,366	5.7%
	Cost of Sales (R$million)	(5,023)	(4,801)	4.6%
	Gross Profit (R$million)	647	565	14.5%
	Gross margin (%)	11.4%	10.5%
Special Steel	Net sales (R$million)	8,644	8,023	7.7%
	Cost of Sales (R$million)	(7,922)	(7,309)	8.4%
	Gross Profit (R$million)	722	714	1.1%
	Gross margin (%)	8.4%	8.9%
Iron Ore	Net sales (R$million)	945	704	34.2%
	Cost of Sales (R$million)	(788)	(441)	78.7%
	Gross Profit (R$million)	157	263	(40.3)%
	Gross margin (%)	16.6%	37.4%
Intercompany Eliminations	Net sales (R$million)	(1,055)	(1,629)
	Cost of Sales (R$million)	1,060	1,627
	Gross Profit (R$million)	5	(2)
Total	Net sales (R$million)	42,546	39,863	6.7%
	Cost of Sales (R$million)	(37,406)	(34,728)	7.7%
	Gross Profit (R$million)	5,140	5,135	0.1%
	Gross margin (%)	12.1%	12.9%

(*)                                 The information does not include data from joint ventures and associate companies.

In 2014, cost of sales increased by 7.7% from 2013, due mainly to the impact of exchange variation on the translation of the cost of sales at foreign companies into Brazilian real. Excluding the exchange effect, cost of sales would have increased slightly.  Gross margin contracted form 12.9% in 2013 to 12.1% in 2014, due to the reduction in gross profit and gross margin from the Brazil Business Operation, which was partially offset by higher gross profit and gross margin from the North America Business Operation.

In the Brazil Business Operation, cost of sales decreased by 2.0% in 2014 compared to 2013, due to lower shipments (-9.6%). The reduction in cost of sales was lower than the decline in net sales (-3.7%) due to the lower dilution of fixed costs (payroll plus maintenance accounted for 24.9% of production costs in 2013 and 27.6% in 2014), leading to a decline in gross margin, from 19.9% in 2013 to 18.6% in 2014.

In the North America Business Operation, cost of sales in 2014 was 9.8% higher than in 2013 due to exchange variation (9.0% average depreciation in the Brazilian real against the U.S. dollar). The higher increase in net sales than in the cost of sales led to gross margin expansion in the period, from 5.1% in 2013 to 6.8% in 2014.

In the Latin America Business Operation, cost of sales in 2014 increased 4.6% from 2013, due to the exchange rate effect, with the depreciation of the Brazilian real against the currencies of most countries where Gerdau operates, despite the 6.6% contraction in shipments. Gross margin expansion from 10.5% in 2013 to 11.4% in 2014 resulted from net sales growth outpacing the increase in cost of sales, driven by improved gross margin in the Colombia and Peru units.

In the Special Steel Business Operation, the 8.4% increase in cost of sales was driven by exchange variation (depreciation of the Brazilian real against the currencies of most countries where Gerdau operates) on costs at the foreign units and higher cost per tonne in the units in Brazil, due to lower capacity utilization rates in the comparison periods (from 77% in 2013 to 71% in 2014) and the consequent lower dilution of fixed costs. These effects resulted in a slight gross margin contraction, from 8.9% in 2013 to 8.4% in 2014.

In the Iron Ore Business Operation, cost of sales in 2014 increased 78.7% from 2013, due to the increased share of shipments to third parties out of total shipments (from 24.8% in 2013 to 44.7% in 2014). Shipments to third parties incur higher logistics costs compared shipments to Gerdau units (e.g. railway costs, port fees and maritime freight).  Gross margin contraction from 37.4% in 2013 to 16.6% in 2014 is explained by the significant decline in international prices (IODEX SF 62% CFR China, Platt’s 2013 average of 2013 US$ 135/t and US$ 97/t in 2014).

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2014	2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Selling expenses	691	659	4.9%
General and administrative expenses	2,037	1,953	4.3%
Total	2,728	2,612	4.4%
Net sales	42,546	39,863	6.7%
% of net sales	6.4%	6.6%

(*)                                 The information does not include data from joint ventures and associate companies.

The 4.4% increase in the absolute value of selling, general and administrative expenses was mainly due to the exchange variation impact on expenses of foreign operations, while these expenses remained relatively stable as a percentage of net sales, thanks to efforts by the Company’s management, especially in a year when costs were pressured and the Brazilian real lost value, all of which impact the translation of these expenses from our international operations into Brazilian real.

Other operating income (expenses), Impairment of assets, Gain in joint ventures operations and Equity in earnings of unconsolidated companies

The reduction in “other operating income (expenses)” in 2014 compared to 2013 is due to the sale of commercial properties in Brazil for R$98.6 million, recorded in the fourth quarter of 2013.

The line “Impairment of assets” recorded in 2014 refers to certain assets of the Latin American Business Operation that are not expected to be used, identified through impairment tests.

The line “Gain in joint ventures operations” recorded in 2014 includes the sale of the 50% interest held in Gallatin Steel Company on October 8, 2014.

Jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 1.1 million tonnes in 2014, based on their respective equity interests. These shipments generated net sales of R$2.2 billion, or 12.4% more than in 2013. Based on these companies’ results, equity income was a gain of R$101.9 million in 2014, versus a gain of R$54.0 million in 2013.

Income before Financial Income (Expenses) and Taxes

Operating Income before Financial Result and Taxes increased from R$2,754 million in the fiscal year ended December 31, 2013 to R$2,899 million in 2014 though gross profit remained stable. The increase was chiefly due to the gain from the sale of Gallatin Steel Company, which was partially impacted by impairment of asset losses.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2014	2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Financial income	276	293	(5.8)%
Financial expenses	(1,397)	(1,053)	32.7%
Exchange variation, net	(476)	(544)	(12.5)%
Gains and Losses on financial instruments, net	36	3	1,100.0%
Total	(1,561)	(1,301)	20.0%

(*)                                 The information does not include data from joint ventures and associate companies.

The higher financial expense in 2014 of R$ 1.4 billion compared to 2013 in the amount of R$1.1 billion is due to higher financial expenses derived from the increase in gross debt from R$ 16.7 billion on December 31, 2013 to R$ 19.5 billion on December 31, 2014.

Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency as a hedge for a portion of the investments in overseas subsidiaries. As a result, the exchange variation on US$2.9 billion (US$2.7 billion related to the Ten/Thirty Years Bonds plus US$0.2 billion related to other financing operations) was recognized under shareholders’ equity, while the exchange variation on the portion of US$1.0 billion was recognized in the income statement.

Income and Social Contribution Taxes

Income tax had an impact in the net income of R$150 million in 2014, compared to R$241 million in 2013. The change is due mainly to the recognition of the effects of joining the Refis tax amnesty program on profits generated abroad in the net amount of expense of R$87.8 million in 2014, and the reduction in tax benefit due to the lower amounts paid as interest on equity (R$119.8 million in 2013 and R$76.9 million in 2014), netted by the decrease in the net income before taxes .

Net Income

Consolidated net income decreased by 12.1% in 2014 compared to 2013, despite the higher operating income that includes specific events described in “Other operating income (expenses), Impairment of assets, Gain in joint ventures operations and Equity in earnings of unconsolidated companies.”

In the Brazil Business Operation, net income was R$959 million in 2014, 37.6% lower than in 2013, due to the lower gross profit and higher financial expenses in the period.

The North America Business Operation recorded net income of R$691 million in 2014, compared to net income of R$19 million in 2013, as a consequence of the gain from the sale of Gallatin Steel Company (R$415 million, net of income tax) and the higher gross profit in the comparison period.

In 2014, the Latin America Business Operation recorded a net loss of R$162 million, compared to net income of R$104 million in 2013, as a result of the impairment of asset loss of R$339 million, which was partially offset by higher gross profit in the period.

In 2014, the Special Steel Business Operation recorded net income of R$123 million, 21.7% lower than in 2013, due to the higher financial expense and higher selling, general and administrative expenses.

The Iron Ore Business Operation posted net income of R$55 million in 2014, 67.4% lower than in 2013, due to the lower gross profit in the period.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2013	Year ended December 31, 2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Brazil	14,837	14,028	5.8%
North America	12,562	12,450	0.9%
Latin America	5,366	4,964	8.1%
Special Steel	8,023	7,389	8.6%
Iron Ore	704	491	43.4%
Intercompany Eliminations	(1,629)	(1,340)
Total	39,863	37,982	5.0%

(*)                                 The information does not include data from joint ventures and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2013	Year ended December 31, 2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Brazil	2,038	1,925	5.9%
North America	2,044	1,924	6.2%
Latin America	1,912	1,834	4.2%
Special Steel	2,808	2,781	1.0%
Iron ore	140	111	26.1%
Consolidated(1)	2,153	2,043	5.4%

(*)                                 The information does not include data from joint ventures and associate companies.

(1)                                 The information does not include iron ore volumes.

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

In the Brazil Business Operation, net sales grew 5.8% driven primarily by higher shipments to the domestic market, which increased from 5,320 thousand tonnes in 2012 to 5,883 thousand tonnes in 2013, an increase of 10.6%. This increase in the domestic market was driven mainly by the improvement in the manufacturing industries served by Gerdau (which accounted for around 42% of the sales of this Operation in 2012 and went to approximately 47% in 2013), after a long period of low demand and by continued good demand from the commercial construction and infrastructure sectors. Consequently, this better sales mix (higher sales in the domestic market and reduction of exports) resulted in higher net sales per tonne sold. The 29.4% reduction of exports, going from 1,979 thousand tonnes in 2012 to 1,398 thousand tonnes in 2013, occurred due to the continued low demand in the international market and excess crude steel capacity in the world.

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

In the North America Business Operation, net sales were virtually stable (+0.9%), with the increase in net sales per tonne sold (+6.2%) offsetting the reduction of 5.1% in shipments. This reduction in shipments is explained by the market’s slow growth in 2013 and by the growing share of imported products due to the stronger U.S. dollar. It is important to note that the net sales per tonne sold was influenced by exchange variation in the period (depreciation of 10.5% in the Brazilian real against the U.S. dollar, average in period).

In the Iron Ore Business Operation, net sales increased by 43.4% due to higher sales which increased from 4,399 thousand tonnes in 2012 to 5,017 thousand tonnes in 2013, an increase of 14.0%, besides an increased of 26.1% in net sales per tonne.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2013	2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Brazil	Net sales (R$million)	14,837	14,028	5.8%
	Cost of Sales (R$million)	(11,884)	(11,800)	0.7%
	Gross Profit (R$million)	2,953	2,228	32.5%
	Gross margin (%)	19.9%	15.9%
North America	Net sales (R$million)	12,562	12,450	0.9%
	Cost of Sales (R$million)	(11,919)	(11.453)	4.1%
	Gross Profit (R$million)	643	997	(35.5)%
	Gross margin (%)	5.1%	8.0%
Latin America	Net sales (R$million)	5,366	4,964	8.1%
	Cost of Sales (R$million)	(4,801)	(4,636)	3.6%
	Gross Profit (R$million)	565	329	71.7%
	Gross margin (%)	10.5%	6.6%
Special Steel	Net sales (R$million)	8,023	7,389	8.6%
	Cost of Sales (R$million)	(7,309)	(6,421)	13.8%
	Gross Profit (R$million)	714	968	(26.2)%
	Gross margin (%)	8.9%	13.1%
Iron Ore	Net sales (R$million)	704	491	43.4%
	Cost of Sales (R$million)	(442)	(250)	76.4%
	Gross Profit (R$million)	263	241	9.1%
	Gross margin (%)	37.4%	49.1%
Intercompany Eliminations	Net sales (R$million)	(1,629)	(1,340)
	Cost of Sales (R$million)	1,627	1,325
	Gross Profit (R$million)	(2)	(15)
Total	Net sales (R$million)	39,863	37,982	5.0%
	Cost of Sales (R$million)	(34,728)	(33,234)	4.5%
	Gross Profit (R$million)	5,135	4,748	8.2%
	Gross margin (%)	12.9%	12.5%

(*)                                 The information does not include data from joint ventures and associate companies.

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

In the Brazil Business Operation, gross margin increased from 15.9% in 2012 to 19.9% in 2013, due to the 5.8% growth in net sales in the same period compared, once the cost of sales presented relative stability (+ 0.7%).

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

In Iron Ore Business Operation, the cost of sales in 2013 when compared with 2012 presented an increase of 76,4% due to the third parties sales, which didn’t exist in 2012 and came to represent 24.8% of total sales in 2013. Shipments to third parties incur higher logistics costs compared to shipments to Gerdau units (e.g. railway costs, port fees and maritime freight).  The higher increase in the cost of sales than in net sales led to gross margin decrease in the period, from 49.1% in 2012 to37.4% in 2013.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2013	2012	Variation Year ended December 31, 2013/ Year ended December 31, 2012
Selling expenses	659	587	12.3%
General and administrative expenses	1,953	1,884	3.7%
Total	2,612	2,471	5.7%
Net sales	39,863	37,982	5.0%
% of net sales	6.6%	6.5%

(*)                                 The information does not include data from joint ventures and associate companies.

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

(*)                                 The information does not include data from joint ventures and associate companies.

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

In the Brazil Business Operation, net income was R$1,537 million in 2013, 59.9% higher than in 2012, mainly due to the better operational result in the period.

The North America Business Operation recorded, in 2013, net income of R$ 19 million, compared to net income of R$ 324 million in 2012, reflecting the decreases in operating income between the periods.

In 2013, the Latin America Business Operation recorded a net income of R$ 104 million, compared to net loss of R$ 42 million in 2012, reflecting the better operating result.

In 2013, the Special Steel Business Operation recorded net income of R$ 157 million, 56.7% lower than in 2012, reflecting the lower operating income, especially from the operations in Spain and United States, in addition to the negative impact from the learning curve of the mill in India.

The Iron Ore Business Operation recorded net income of R$ 168 million in 2013, or 3.7% more than in 2012, due to the better operational result in the period, partially impacted by the increase in selling, general and administrative expenses.

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

Recoverability of goodwill is evaluated at each balance sheet reporting date based on the analysis and identification of facts and circumstances that can indicate the necessity to also perform an impairment test at an interim date. If some fact or circumstance indicates that the recoverability of goodwill may be impaired as of an interim period, then the test is performed. In December 2014, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans and long-term economic-financial forecasts.

In December 2014, the Company performed an impairment test for the goodwill on the operating segments and no impairment loss was identified for the year.

In December 2014, the Company also performed impairment test for assets with definite useful life in the Latin America segment and the tests identified a loss of R$ 339,374 thousand due to the lack of expected future use for those assets.

The projection period for the December 2014 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. for the Brazil, Latin America, Specialty Steels and North America segment.

The pre-tax discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrating the differences among the markets in which each segment operates, as well as risk associated to them. The pre-tax discount rates used were 11.4% p.a. for the North America segment (11.8% in December, 2013), 12.5% p.a. for the Special Steel segment (12.5% in December, 2013), 11.9% p.a. for Latin America segment (13.3% in December, 2013) and 13.9% p.a. for the Brazil segment (14.5% in December, 2013).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value by R$ 1,699 million for the North America segment (R$ 1,244 million in December 2013), R$ 1,591 million for the Special Steel segment (R$ 1,661 million in December 2013), R$ 668 million for the Latin America segment (R$ 431 million in December 2013), and R$ 3,103 million for the Brazil segment (R$ 10,225 million in December 2013).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitivity analysis for changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 394 million for the North America segment (R$ 94 million in December 2013), R$ 785 million for the Special Steel segment (R$ 942 million in December 2013), R$ 2,073 million for the Brazil segment (R$ 8,826 million in December 2013) and R$ 186 million for the Latin America segment (R$ 7 million in December 2013).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value by R$ 678 million for the North America segment (R$ 361 million in December 2013), R$ 976 million for the Special Steel segment (R$ 1,127 million in December 2013), R$ 2,365 million for the Brazil segment (R$ 9,232 million in December 2013) and R$ 310 million for the Latin America segment (R$ 124 million in December 2013).

As of December 31, 2014, a combination of the sensitivity analysis described in the paragraphs above would result in a recoverable amount lower than the book value by R$ 458 million for the North America segment (R$ 651 million in December 2013) and R$ 122 million for the Latin America segment (R$ 259 million in December 2013).  As of December 31, 2014, a combination of the sensitivity analysis described in the paragraphs above would result in a recoverable amount that would exceed the book value by R$ 1,436 million in the Brazil segment (R$ 8,077 million in December 2013) and R$ 262 million for the Special Steel segment (R$ 484 million in December 2013).

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2014.

Additional information related to impairment of goodwill and other long lived assets are described at note 27 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities. The Company expects to meet its cash needs for 2015 primarily through a combination of operating cash flow, cash and cash equivalents and short-term investments.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

				Variation	Variation
	2014	2013	2012	2014/2013	2013/2012

Cash flows from operating activities
Net income for the year	1,488,373	1,693,702	1,496,240	(12.1)%	13.2%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,227,396	2,029,507	1,827,499	9.8%	11.1%
Impairment of Assets	339,374	—	—	—	—
Equity in earnings of unconsolidated companies	(101,875)	(54,001)	(8,353)	88.7%	546.5%
Exchange variation, net	476,367	544,156	134,128	(12.5)%	305.7%
(Gains) Losses on financial instruments, net	(36,491)	(2,854)	18,547	1,178.6%	—
Post-employment benefits	200,699	95,514	38,665	110.1%	147.0%
Stock based remuneration	39,614	38,223	36,699	3.6%	4.2%
Income tax	(150,389)	(241,056)	63,222	(37.6)%	—
(Gains) Losses on disposal of property, plant and equipment and investments	(48,639)	(133,593)	7,890	(63.6)%	—
Gains in Joint ventures operations	(636,528)	—	—	—	—
Allowance for doubtful accounts	49,890	47,345	50,084	5.4%	(5.5)%
Provision for tax, labor and civil claims	281,876	205,167	171,264	37.4%	19.8%
Interest income on investments	(144,723)	(135,040)	(155,638)	7.2%	(13.2)%
Interest expense on loans	1,178,034	901,273	811,416	30.7%	11.1%
Interest on loans with related parties	(2,743)	(1,573)	(1,594)	74.4%	(1.3)%
Provision for net realisable value adjustment in inventory	63,440	56,752	141,121	11.8%	(59.8)%
Release of allowance for inventory against cost upon sale of the inventory	(69,502)	(61,453)	(86,710)	13.1%	(29.1)%
	5,154,173	4,982,069	4,544,480	3.5%	9.6%
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(36,468)	(23,790)	168,134	53.3%	—
(Increase) Decrease in inventories	(173,191)	1,018,398	(264,366)	—	(485.2)%
Decrease in trade accounts payable	(251,911)	(128,942)	(522,870)	95.4%	(75.3)%
(Increase) Decrease in other receivables	(701,550)	120,645	(664,819)	—	—
Increase (Decrease) in other payables	280,187	162,863	(314,906)	72.0%	—
Dividends from jointly-controlled entities	95,600	63,073	47,667	51.6%	32.3%
Purchases of trading securities	(3,028,974)	(3,360,144)	(2,060,511)	(9.9)%	63.1%
Proceeds from maturities and sales of trading securities	2,544,895	2,481,935	4,444,636	2.5%	(44.2)%
Cash provided by operating activities	3,882,761	5,316,107	5,377,445	(27.0)%	(1.1)%

Interest paid on loans and financing	(859,821)	(810,362)	(698,070)	6.1%	16.1%
Income and social contribution taxes paid	(452,079)	(407,333)	(335,328)	11.0%	21.5%
Net cash provided by operating activities	2,570,861	4,098,412	4,344,047	(37.3)%	(5.7)%

Cash flows from investing activities
Additions to property, plant and equipment	(2,266,702)	(2,598,265)	(3,127,256)	(12.8)%	(16.9)%
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,067,938	237,203	35,334	350.2%	571.3%
Additions to other intangibles	(141,956)	(158,395)	(156,805)	(10.4)%	1.0%
Advance for capital increase in jointly-controlled entity	—	(77,103)	(206,214)	—	(62.6)%
Cash and cash equivalents consolidated in business combinations	—	—	16,916	—	—
Payment for business acquisitions, net of cash of acquired entities	—	(55,622)	—	—	—
Increase in controlling interest in associated companies	—	(51,383)	—	—	—
Net cash used in investing activities	(1,340,720)	(2,703,565)	(3,438,025)	(50.4)%	(21.4)%

Cash flows from financing activities
(Reduction) Increase of capital by non-controlling interests	(550,000)	383,788	(116,685)	—	—
Purchase of treasury shares	—	—	(44,932)	—	—
Proceeds from exercise of shares	5,483	35,465	5,269	(84.5)%	573.1%
Dividends and interest on capital paid	(455,139)	(426,988)	(523,076)	6.6%	(18.4)%
Proceeds from loans and financing	2,771,048	5,011,654	1,767,350	(44.7)%	183.6%
Repayment of loans and financing	(2,173,555)	(5,223,100)	(2,105,228)	(58.4)%	148.1%
Intercompany loans, net	8,939	46,933	(18,992)	(81.0)%	—
Increase in controlling interest in subsidiaries	(130,199)	(33,090)	—	293.5%	—
Put-Options on non-controlling interest	—	(599,195)	—	—	—
Net cash used in financing activities	(523,423)	(804,533)	(1,036,294)	(34.9)%	(22.4)%

Exchange variation on cash and cash equivalents	244,029	71,675	90,908	240.5%	(21.2)%

Increase (Decrease) in cash and cash equivalents	950,747	661,989	(39,364)	43.6%	—
Cash and cash equivalents at beginning of year	2,099,224	1,437,235	1,476,599	46.1%	(2.7)%
Cash and cash equivalents at end of year	3,049,971	2,099,224	1,437,235	45.3%	46.1%

Cash and cash equivalents totaled R$ 3,050 million, R$ 2,099 million and R$ 1,437 million on December 31, 2014, 2013 and 2012, respectively, as analyzed below:

Net cash provided by operating activities

Net cash provided from operating activities totaled R$2,571 million, R$4,098 million and R$4,344 million in the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

In 2014, net cash provided from operating activities decreased 37.3% from 2013, largely due to the increase in working capital and “Increase in other receivables”.  With regard to working capital, the increase of R$36 million in trade accounts receivable and of R$173 million in inventories, and the reduction of R$252 million in trade accounts payable had a negative impact of R$461 million on the Company’s cash from operating activities in 2014. In 2013, this impact was positive in the amount of R$865 million due to the increase of R$24 million in trade accounts receivable, as well as the reduction of R$1,018 million in inventories and of R$129 million in trade accounts payable. The main factor behind the negative impact of R$461 million in the Company’s cash from operations in 2014 was the increase in inventories, especially in the North America Business Operation, driven by the adjustment of inventory levels to better meet client needs, given the continued strong demand from the non-residential construction and industrial sectors. The item “Increase in other receivables” largely refers to higher judicial deposits and advances to suppliers in 2014.

In 2013, net cash provided from operating activities decreased 5.7% compared to 2012. The better operating result in 2013, combined with the release of R$865 million in working capital in the period, supported an increase in the level of financial investments by the Company, resulting in relative stability in “cash generated by operating activities” before the payment of interest and income tax in the comparison periods (R$5,377 million in 2012 and R$5,316 million in 2013). On the other hand, the increase in interest payments in fiscal year 2013 (from R$698 million in 2012 to R$810 million in 2013) resulting from the bond issue in April 2013 and the increase in payments of income tax and social contribution tax (from R$335 million in 2012 to R$407 million in 2013) due to the higher operating result in the period led “net cash from operating activities” to decline from R$4,344 million in 2012 to R$4,098 million in 2013. With regard to working capital, the increase of R$24 million in trade accounts receivable, the reduction of R$1,018 million in inventories and the reduction of R$129 million in trade accounts payable had a positive impact of R$865 million on the Company’s cash from operating activities in 2013. In 2012, this impact was negative in the amount of R$619 million due to the reduction of R$168 million in trade accounts receivable, the increase of R$264 million in inventories and the reduction of R$523 million in trade accounts payable. The main factor resulting in the positive impact of R$865 million on the company’s operating cash in 2013 was the reduction in inventories, especially in the Brazil and North America Business Operations, which is explained by the efforts made over the course of the period to reduce working capital.

Cash conversion cycle

In 2014, as a result of the increase in working capital(1) (+8.2%), compared to the increase in net sales (+5.1%) in the last three months of 2014 in relation to the last three months of 2013, the cash conversion cycle(2) increased three days, from 81 days on December 31, 2013 (36 days of trade accounts receivable, 74 days of inventories and 29 days of trade accounts payable) to 84 days on December 31, 2014 (37 days of trade accounts receivable, 74 days of inventories and 27 days of trade accounts payable).

In 2013, as a result of the increase in working capital, compared to the increase in net sales in the last quarter of 2013 in relation to the last quarter of 2012, the cash conversion cycle decreased from 97 days at December 31, 2012 (37 days of trade accounts receivable, 91 days of inventories and 31 days of trade accounts payable) to 81 days at December 31, 2013 (36 days of trade accounts receivable, 74 days of inventories and 29 days of trade accounts payable). The main positive impact was on the inventories line, which reduced by 17 days between 2013 and 2012, due to initiatives done to reduce the Company’s working capital. The lines trade accounts receivable and trade accounts payable, which are also components of the cash conversion cycle, did not present material variations in 2013 compared to 2012.

Net cash used in investing activities

Net cash used in investing activities decreased by 50.4%, from R$2,704 million in the year ended December 31, 2013 to R$1,341 million in 2014, chiefly by cash received through divestments (mainly the sale of 50% interest in Gallatin Steel Company), in addition to the reduction in investments in fixed assets in 2014.

Net cash used in investing activities decreased by 21.4%, from R$ 3.438 million in the fiscal year ended December 31, 2012 to R$ 2.704 million in 2013, mainly due to the reduction in capital expenditures in 2013. This reduction was due to the maturation of the transformational investment cycle that has occurred in recent years and the alignment with the Company’s strategy in being more selective in approving their investments.

Net cash used in financing activities

Net cash from financing activities decreased from R$ 805 million in the fiscal year ended December 31, 2013 to R$ 523 million in 2014. The change reflects the following factors: in 2014, there was a reduction of R$ 550 million in the capital of non-controlling shareholders invested in a fixed-income investment fund; in 2014, the company obtained net loans and financing of R$ 597 million, compared to a net payment of loans and financing of R$ 211 million in 2013; and in 2013, the Company settled an obligation for stock purchase of R$ 599 million, related to the acquisition of a 40% interest in Sidenor, held by the Santander Group.

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

(1)  Working capital: trade accounts receivable plus inventories less suppliers (based on the balance at end of period for all accounts).

(2)  Cash Conversion Cycle: working capital divided by net sales (in the last three months), multiplied by 90.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2014, 2013 and 2012 (in thousands of Brazilian reais):

	2014	2013	2012
SHORT TERM:	2,037,869	1,838,367	2,582,353
Total short-term debt	1,356,450	1,367,414	1,806,173
Debt denominated in Brazilian reais	78,815	463,996	393,579
Debt denominated in foreign currency	1,277,635	903,418	1,412,594
Current portion of long-term debt	681,419	443,369	518,201
Debentures	—	27,584	257,979

LONG TERM:	17,483,616	14,868,408	12,086,202
Total long-term debt	17,829,999	14,924,866	12,244,069
Debt denominated in Brazilian reais	3,402,545	2,539,761	1,879,729
Debt denominated in foreign currency	14,427,454	12,385,105	10,364,340
Current portion of long-term debt	(681,419)	(443,369)	(518,201)
Debentures	335,036	386,911	360,334

TOTAL DEBT:	19,521,485	16,706,775	14,668,555
Short and long-term investments, cash and cash equivalents	5,848,805	4,222,392	2,496,840
NET DEBT(1)	13,672,680	12,484,383	12,171,715

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

Total debt amounted to R$ 19,521 million, R$ 16,707 million and R$ 14,669 million in the fiscal years ended December 31, 2014, 2013 and 2012, respectively. The increase in total debt from 2013 to 2014 is explained by the exchange variation in the period on debt denominated in foreign currencies (mainly the 13.4% depreciation in the closing rate of the Brazilian real against the U.S. dollar) and by new debt contracted in Brazilian real to meet investment. The cash position, on the other hand, increased 38.5%, mainly due to the proceeds received from the divestment of Gallatin Steel Company (sales price of R$ 937.8 million). Net debt increased 9.5% from R$ 12,484 million in 2013 to R$ 13,673 million in 2014, due to an increase in total debt, partially offset by an increase in the cash position. In 2013, net debt increased from R$ 12,172 million in 2012 to R$ 12,484 million in 2013, this increment of R$ 312 million is due an increase in total debt, partially compensated by the increase in cash and cash equivalents. The increase in cash and cash equivalents, from December 2012 to December 2013, was due to the working capital reduction in the period and, to a lesser extent, to the higher operating cash generation. In 2013, total debt increased mainly due to the effects of exchange variation on foreign-denominated debt.

Of the total debt on December 31, 2014, short term debt corresponded to 10.4% and long-term debt to 89.6% (on December 31, 2013, 11.0% was short-term debt and 89.0% was long-term debt, and on December 31, 2012, 17.6% was short-term debt and 82.4% was long-term debt ).

On December 31, 2014, the total short-term debt amounted to R$1,356 million, relatively stable compared to 2013, due to the offsetting effects between real-denominated and foreign-denominated debt. Short-term debt in Brazilian real decreased as a result of the extension of the debt average payment terms. On the other hand, the short-term debt denominated in foreign currencies increased 41.4%, due to debt of companies abroad maturing in 2015, which were previously classified as long-term debt, and to exchange variation effects in the period. On December 31, 2013, the Company’s short-term debt amounted to R$ 1,367 million. Of this total, R$

464 million was related to financing in Brazilian reais and R$ 903 million to financing in foreign currencies. In 2013, short-term debt plus the current portion of long-term debt and debentures amounted to R$ 1,838 million, representing a decrease of 28.8% relative to 2012, this decrease was related to the Company’s bond issue in April 2013, in the amount of US$ 750 million, sought to lengthen the average debt term, which increased to 5.7 years in June 2013.

On December 31, 2014, the Company’s total long-term debt amounted to R$ 17,830 million, an increase of 19.5% from 2013. The long-term term denominated in Brazilian real increased due to the extension of the debt average payment terms and to new debt contracted to meet investment needs. In addition, the long-term debt denominated in foreign currencies increased due to the effect of exchange variation (13.4% depreciation in the closing rate of the Brazilian real against the U.S. dollar) and to the issue of the 2044 Bond in April 2014. On December 31, 2013, the Company’s long-term debt amounted to R$ 14,925 million. Of this total, R$ 2,540 million was denominated in Brazilian reais and R$ 12,385 million in foreign currencies. In 2013, long-term debt plus the current portion of long-term debt and debentures amounted to R$ 14,868 million, representing an increase of 23.0% relative to 2012, mainly due to the effects of exchange variation on foreign-denominated debt over the course of 2013.

As of December 31, 2014, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ million)
2016	893,003
2017	3,151,662
2018	754,884
2019	671,039
2020 and After	12,013,028
Total	17,483,616

Financial Agreements

We highlight the material financial agreements outstanding at year end 2014:

Commercial Facility Agreement

On November 5, 2010, the subsidiary Gerdau Açominas S.A. entered into a loan agreement in the total amount of US$ 40.5 million with Deutsche Bank AG, London Branch. The Company guarantees this transaction. On December 31, 2014, the outstanding balance of this facility was US$ 20.3 million (R$ 53.9 million as of December 31, 2014).

JPMorgan Working Capital

On July 30, 2012, the subsidiary Diaco S.A. entered into a working capital financing agreement with JPMorgan Chase Bank in the total amount of US$ 60 million, denominated in Colombian Pesos (COP) and final maturity in August, 2015. The outstanding amount of this facility was US$ 44.9 million as of December 31, 2014 (R$ 119.3 million as of December 31, 2014) and the Company guarantees this transaction.

SC Loan Agreement

On December 26, 2012, the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 65 million, denominated in Indian Rupees (INR), with Standard Chartered Bank, with a tenor of three years. The outstanding amount of this facility was US$ 37 million as of December 31, 2014 (R$ 98.3 million as of December 31, 2014) and the Company guarantees this transaction.

ECGD - Export Credits Guarantee Department

During 2014, the subsidiary Gerdau Açominas S.A. borrowed US$ 14.8 million under a financing agreement signed in 2011 covered by ECGD (Export Credits Guarantee Department), the English Export Credit Agency (ECA), with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. On December 31, 2014, the outstanding balance of this facility was US$ 178 million (R$ 472.8 million as of December 31, 2014).

Bonds

The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010, 2013 and 2014, the issuance of bonds each with maturity of 10 and 30 years (collectively “Ten/Thirty Years Bond”).  The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2014, the outstanding balance of these bonds was R$ 13.1 billion.

Tokyo Loan Agreement

On June 6, 2013 the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 40 million, denominated in INR, with The Bank of Tokyo-Mitsubishi, with a tenor of five years. The outstanding amount of this facility was US$ 40 million as of December 31, 2014 (R$ 106.2 million as of December 31, 2014) and the Company guarantees this transaction.

NCE Banco do Brasil (R$660MM)

On September 24, 2013, the subsidiary Gerdau Açominas issued an Export Credit Note worth R$ 660 million, maturing on August 18, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2014, the outstanding balance of the facility was R$ 635 million.

JPMorgan Loan Agreement

On October 17, 2013, the subsidiary Diaco S.A. entered into a loan agreement with JPMorgan Chase Bank in the total amount of US$ 40 million, denominated in Colombian Pesos (COP). The outstanding amount of this facility was US$ 31.4 million as of December 31, 2014 (R$ 83.4 million as of December 31, 2014) and the Company guarantees this transaction.

HSBC Loan Agreement

On December 19, 2013, the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 25 million with HSBC, with a tenor of five years. The outstanding amount of this facility was US$ 25 million as of December 31, 2014 (R$ 66.4 million as of December 31, 2014) and the Company guarantees this transaction.

EXIM PSI — BNDES

In December 2013 the Company raised R$ 91.8 million through the BNDES Program EXIM PSI, with a tenor of three years.

In July and August 2014 the Company raised R$ 100 million through the BNDES Program EXIM PSI, with a tenor of three years.

Sumitomo — Credit Agreement

On March 19, 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 75 million, denominated in Mexican Pesos, with Sumitomo Mitsui Banking Corporation, with a tenor of five years. The outstanding amount of this facility was US$ 67.3 million as of December 31, 2014 (R$ 178.8 million as of December 31, 2014) and the Company guarantees this transaction.

NCE Banco do Brasil (R$500MM)

On March 21, 2014, the subsidiaries Gerdau Açominas and Gerdau Aços Especiais issued an Export Credit Note worth R$ 500 million, maturing on February 16, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2014, the outstanding balance of the facility was R$ 500 million.

BBVA — Credit Agreement

On June 12, 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 120 million, denominated in Mexican Pesos, with BBVA with a tenor of eighteen months. The outstanding amount of this facility was US$ 105.9 million as of December 31, 2014 (R$ 281.3 million as of December 31, 2014) and the Company guarantees this transaction.

Scotiabank — Credit Agreement

On August 14, 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 110 million, denominated in Mexican Pesos, with Scotiabank with a tenor of eighteen months. The outstanding amount of this facility was US$ 97.2 million as of December 31, 2014 (R$ 258.2 million as of December 31, 2014) and the Company guarantees this transaction.

HSBC — Loan Agreement

On September 3, 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 100 million, denominated in Mexican Pesos, with HSBC with a tenor of eighteen months. The outstanding amount of this facility was US$ 89.7 million as of December 31, 2014 (R$ 238.3 million as of December 31, 2014) and the Company guarantees this transaction.

All loans contracted under the FINAME/BNDES program, totaling R$ 85.1 million, on the balance sheet date are secured by the assets being financed.

Covenants

As an instrument to monitor the financial condition of the Company by its creditors, financial covenants are used in certain financial agreements.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., as described below:

I) Net Interest Coverage Ratio — measures the net interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2014 such covenant was 5.1 times.

II) Net Leverage Ratio — measures the level of net debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio requires that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2014 such covenant was 2.4 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2014 the current ratio was 2.7 times.

The Company discloses to the market the adjusted EBITDA (earnings before interest, income tax and social contribution, depreciation, amortization and reversal (losses) from the non-recoverability of assets and restructuring costs). Adjusted EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. Adjusted EBITDA is not standardized and thus is not comparable to the Adjusted EBITDA of other companies.

Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a declaration of default by the banks and acceleration of maturity of the Company’s loans.

As of December 31, 2014 and as of the date of this Annual Report on Form 20-F, the Company was in compliance with all contractual covenants related to its financial agreements.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positively or negatively by global economics and the steel market.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2014 the outstanding amount was R$ 924.7 million.

On December 16, 2013, the Company concluded the roll-over and increase of its Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A and Gerdau Aços Especiais S.A. The line is divided into two tranches, being US$ 500 million for Gerdau’s North American subsidiaries borrowing needs and the other US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. This transaction has a tenor of 3 years. As of December 31, 2014, the outstanding loans under the line totaled US$ 305.9 million (R$ 812.5 million as of December 31, 2014) and are classified as working capital (US$).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see item 5-E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the total amount of R$ 2 billion on December 31, 2014.

Empresa Siderúrgica del Perú S.A.A.

The Company is the guarantor for the subsidiary Siderperu, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 30 million on December 31, 2014 (R$ 79.7 million as of December 31, 2014).

The Company is also the guarantor for the subsidiary Siderperu for a loan agreement in the amount of US$ 100 million with Bank of Tokyo. On December 31, 2014 the outstanding amount of this facility was US$ 100 million (R$ 265.6 million as of December 31, 2014).

The Company is also the guarantor for the subsidiary Siderperu for a loan agreement in the amount of US$ 75 million with Banco Safra. On December 31, 2014 the outstanding amount of this facility was US$ 22.5 million (R$ 59.8 million as of December 31, 2014).

Gerdau Steel India Limited

The Company is the guarantor for the subsidiary Gerdau Steel India for a loan agreement in the amount of US$ 65 million, denominated in Indian Rupees (INR), with Standard Chartered Bank issued in December, 2012, with a tenor of three years. The outstanding amount of this facility was US$ 37 million as of December 31, 2014 (R$ 98.3 million as of December 31, 2014).

The Company is the guarantor for the same subsidiary for a loan agreement in the amount of US$ 40 million, denominated in INR, with The Bank of Tokyo-Mitsubishi issued in September, 2013, with a tenor of five years. On December 31, 2014, the outstanding balance of this facility was US$ 40 million (R$ 106.2 million as of December 31, 2014).

The Company is the guarantor for the same subsidiary for a financing contract in the amount of US$ 25 million with HSBC issued in December, 2013, with a tenor of five years. On December 31, 2014, the outstanding balance of this facility was US$ 25 million (R$ 66.4 million as of December 31, 2014).

Gerdau Metaldom S.A.

The Company is the guarantor for the associated company Gerdau Metaldom S.A. for a financing contract in the amount of US$ 34.9 million covered by SACE. On December 31, 2014 the outstanding amount of this facility was US$ 17.5 million (R$ 46.5 million as of December 31, 2014)

The Company is the guarantor for the same associated company, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 20.9 million (R$ 55.5 million as of December 31, 2014).

Bonds

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. are guarantors for GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc. for the issuance of bonds with maturity of 10 and 30 years. On December 31, 2014 the outstanding balance of these facilities was R$ 13.1 billion.

Dona Francisca S.A.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 2.6 million on December 31, 2014, corresponding to a joint liability of 51.82% of the amount.

Diaco S.A.

The Company is the guarantor for the subsidiary Diaco S.A. for a working capital facility with BBVA in the total amount of US$ 40 million, denominated in Colombian Pesos (COP). On December 31, 2014, the outstanding amount of this facility was US$ 21 million (R$ 55.8 million as of December 31, 2014).

The Company is the guarantor for the subsidiary Diaco S.A, Co-Borrower of the global credit line, for a working capital financing in the amount of US$ 10 million (R$ 26.6 million as of December 31, 2014), US$ 20 million (R$ 53 million as of December 31, 2014) and US$ 50 million (R$ 132.8 million as of December 31, 2014).

The Company is the guarantor for the same subsidiary for loan agreements with JPMorgan Chase Bank in the amounts of US$ 60 million and US$ 40 million, both denominated in Colombian Pesos (COP) with maturity in August 2015 and October 2016, respectively. On December 31, 2014, the outstanding balance of these facilities was US$ 44.9 million (R$ 119.3 million as of December 31, 2014) and US$ 31.4 million (R$ 83.4 million as of December 31, 2014).

Comercializadora Colombiana de Carbones y Coques S.A. C.I.

The Company is the guarantor for the subsidiary Comercializadora Colombiana de Carbones y Coques S.A. C.I. (Coquecol), Co-Borrower of the global credit line, for working capital financing in the amount of US$ 11 million (R$ 29.2 million as of December 31, 2014).

The Company is the guarantor for the subsidiary Coquecol for a loan agreement with Mizuho Bank in the amount of US$ 15 million. On December 31, 2014 the outstanding amount of this facility was US$ 15 million (R$ 39.8 million as of December 31, 2014).

Steelchem Trading Corporation

The Company is the guarantor for the subsidiary Steelchem Trading Corporation, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 28 million (R$ 74.4 million as of December 31, 2014), and US$ 12 million (R$ 31.9 million as of December 31, 2014).

Gerdau Corsa, S.A.P.I. de C.V.

The Company is the guarantor for the associated Gerdau Corsa, S.A.P.I. de C.V. and the subsidiary Sidertul S.A. de C.V. for a working capital facility with HSBC in the amount of US$ 140 million, denominated in Mexican Pesos (MXN). As of December 31, 2014 the outstanding balance of this facility with Gerdau Corsa was US$ 108.7 million (R$ 288.7 million as of December 31, 2014).

The Company is the guarantor for the associated Gerdau Corsa for the credit agreement with Sumitomo Mitsui Banking Corporation in the amount of US$ 75 million, denominated in Mexican Pesos, with a tenor of five years. The outstanding amount of this facility was US$ 67.3 million as of December 31, 2014 (R$ 178.8 million as of December 31, 2014) and the Company guarantees this transaction.

The Company is the guarantor for the associated Gerdau Corsa for the loan agreement in the amount of US$ 120 million, denominated in Mexican Pesos, with BBVA with a tenor of eighteen months. The outstanding amount of this facility was US$ 105.9 million as of December 31, 2014 (R$ 281.3 million as of December 31, 2014) and the Company guarantees this transaction.

The Company is the guarantor for the associated Gerdau Corsa for the loan agreement in the amount of US$ 110 million, denominated in Mexican Pesos, with Scotiabank with a tenor of eighteen months. The outstanding amount of this facility was US$ 97.2 million as of December 31, 2014 (R$ 258.2 million as of December 31, 2014) and the Company guarantees this transaction.

The Company is the guarantor for the associated Gerdau Corsa for the loan agreement in the amount of US$ 100 million, denominated in Mexican Pesos, with HSBC with a tenor of eighteen months. The outstanding amount of this facility was US$ 89.7 million as of December 31, 2014 (R$ 238.3 million as of December 31, 2014) and the Company guarantees this transaction.

Sidertul, S.A. de C.V.

The Company is the guarantor for the associated Gerdau Corsa, S.A.P.I. de C.V. and the subsidiary Sidertul S.A. de C.V.for a working capital facility with HSBC in the amount of US$ 140 million, denominated in Mexican Pesos (MXN). As of December 31, 2014 the outstanding balance of this facility with Sidertul was US$ 17 million (R$ 45.2 million as of December 31, 2014).

Gerdau Aços Especiais

The Company provides guarantee for its subsidiary Gerdau Aços Especiais in a purchase contract of electric energy in the total amount of R$ 8 million as of December 31, 2014.

Aceros Corsa

The Company is the guarantor for the associated company Aceros Corsa, Co-Borrower of the global credit line, for working capital financing in the amount of US$ 20 million, denominated in Mexican Pesos. On December 31, 2014 the outstanding amount of this facility was US$ 17.5 million (R$ 46.5 million as of December 31, 2014).

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

			Notional value		Amount receivable		Amount payable
Contracts	Position		2014	2013	2014	2013	2014	2013
Forward
Maturity at 2014			—	US$20.9 million	—	319	—	—
Maturity at 2015			US$80,0 million	—	41,751

*Interest rate swap
Maturity at 2014	receivable under the swap	Libor 6M + 0.90%	—	US$14.3 million	—	—	—	(274)
	payable under the swap	5.50%

*Cross currency swap
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2% - 2.25%	US$25.0 million	US$25.0 million	—	—	(8,999)	(3,009)
	payable under the swap	10.17% - 11.02%	US$40.0 million	US$40.0 million
Total fair value of financial instruments					41,751	319	(8,999)	(3,283)

The efects of financial instruments are classified as follow:

	2014	2013
Unrealized gains on financial instruments
Current assets	41,751	319
	41,751	319
Unrealized losses on financial instruments
Current liabilities	—	(274)
Non-current liabilities	(8,999)	(3,009)
	(8,999)	(3,283)

	2014	2013
Net Income
Gains on financial instruments	43,692	14,990
Losses on financial instruments	(7,201)	(12,136)
	36,491	2,854
Other comprehensive income
(Losses) Gains on financial instruments	(5,989)	5,363
	(5,989)	5,363

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2014 — Capital Expenditure

In fiscal year 2014, capital expenditure on fixed assets was R$ 2,266.7 million. Of this total, 40.0% was allocated to the operations in Brazil and the remaining 60.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 907.6 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill. Currently, the project is in the phase of installation of the metal structures of the buildings and electromechanical installation of the equipment.

North America Business Operation — this business operation spent R$ 308.7 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

Latin America Business Operation — in 2014, the Latin American units spent R$ 320.5 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year.

Special Steel Business Operation — the special steel units spent R$ 569.0 million in 2014 for capital expenditure. Part of this investment was to finalize the installation of the new special steel rolling mill at Monroe mill in the USA. Additionally, the Company concluded the installation of a new continuous casting in St. Paul in Minnesota (USA).

Iron Ore Business Operation — the business operation spent R$ 160.9 million in 2014 for capital expenditure on fixed assets. This amount was mainly spent for the maintenance of the operation.

2013 — Capital Expenditure

In fiscal year 2013, capital expenditure on fixed assets was R$ 2,598.3 million. Of this total, 62.4% was allocated to the operations in Brazil and the remaining 37.6% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,530.3 million was invested in this operation for capital expenditure. Part of this investment was for the startup of the hot rolled coil rolling mill, which happened in August 2013, and also for the new heavy plate rolling mill, both investments in the Ouro Branco mill. Another investment was the development of the mining project, leading the Company to achieve the production capacity of 11.5 million tonnes of iron ore per year. Moreover, the Company continued its investment for the new wire rod and rebar rolling mill at the Cosigua mill.

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

Main Capital Expenditure Currently in Progress

The disbursements in fixed assets planned for 2015 are estimated at R$ 1.9 billion, and include both strategic and maintenance investments. The table below shows the main projects for the years to come:

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2016
New melt shop at Riograndense mill-RS(1)	Brazil	650	2016
Latin America Business Operation
New structural profile rolling mill in Mexico (Gerdau Corsa)(2)	Mexico	700	2015
New melt shop in Argentina	Argentina	650	2016
Special Steel Business Operation
Coke plant and power generation plant in India mill	India	—	2015

(1) This capacity is not included in the consolidated figures since it is a joint venture.

(2) Replacement of the current melt shop (450,000 tonnes capacity).

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

International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment that Gerdau uses. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Gerdau has technology transfer and benchmarking agreements with worldwide recognized performance companies.

As is common with mini-mill steelmakers, Gerdau usually acquires technology in the market rather than develops new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has research and development centers in Brazil, the United States and Spain used to meet the market demands for special steel, especially for the automotive industry. The Company invested in Technological Innovation projects and research and development the amount of R$ 239.7 million in 2012, R$ 268.7 million in 2013 and R$ 95,3 million in 2014.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

The outlook for the world steel industry continues to call for weak consumption growth and overcapacity. In the countries in which we operate, it is the developed markets that present a positive outlook.

The U.S. economy should continue to improve in 2015, driving steel consumption in the country. The non-residential construction sector should continue to grow, given the expansion in private investment in the United States. Investments in infrastructure, however, will be more moderate, in line with weak growth in the availability of public-sector financing. Nevertheless, continued growth in steel imports should continue to pressure the margins and results of companies in the industry.

Brazil’s outlook for 2015 remains challenging, considering the potential impact of negative economic growth on consumption levels. The situation is further aggravated by the country’s systemic issues, such as a high tax burden, cumulative taxation, electricity costs and weak local currency - factors that have been affecting key production segments.

Moreover, Latin America’s other economies are expected to grow at varying rates in 2015, influencing apparent steel consumption in the region.

In relation to the special steel segment in particular, outlook calls for weak growth in Brazil’s automotive industry, with a direct impact on special steel demand. On the other hand, North America should continue to grow its auto industry by expanding the production of light and heavy vehicles, driving demand for special steels in the region. However, falling oil prices are already impacting the oil and gas industry, another major consumer of special steels. In the European market, the slow and gradual economic recovery should support an increase in light and heavy vehicle production in 2015.  In India, estimates point to an increase in the production of light and heavy vehicles, consequently expanding the consumption of special steels in the country.

In the iron ore market, the global oversupply seen in 2014 impacted sales of this raw material and should continue to do so into 2015. Considering this scenario, Gerdau should follow its strategy of focusing its iron ore production on meeting demand from the Ouro Branco mill (Minas Gerais), thereby boosting its competitiveness.

We are also working with the expectation of continued margin pressure on export markets and the possibility of higher steel imports in virtually all markets in which we operate, which is a point for the industry to monitor. Furthermore, geopolitical conflicts are curbing economic growth in certain regions of the globe and consequently impacting steel consumption and sales. In light of this scenario, Gerdau will continue to adjust its operations to developments in the world steel industry, while continuing to work to capture operating efficiency gains and ensure the sustainability of its business.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company is a guarantor of joint venture Gerdau Metaldom Corp. in an agreement with BNP Paribas to finance constructions and auxiliary equipment in an amount up to US$ 34,935 thousand (R$ 46,397 as of December 31, 2014).

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 2,628, corresponding to a joint liability of 51.82% of the amount.

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with HSBC bank, in the amount of US$ 240 million (R$ 543,967 as of December 31, 2014).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 120 million (R$ 280,455 as of December 31, 2014).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Scotiabank, in the amount of US$ 110 million (R$ 258,076 as of December 31, 2014).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Sumitomo, in the amount of US$ 75 million (R$ 178,804 as of December 31, 2014).

The Company is the guarantor of the joint-venture Gerdau Metaldom Corp., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 50,856 thousand (R$ 135,085 as of December 31, 2014).

The Company is the guarantor of the associate Aceros Corsa S.A. de C.V., co-borrower of a global credit line to finance working capital in the amount of US$ 20 million (R$ 46,459 as of December 31, 2014).

The Company is the guarantor of the associate Steelchem Trading Corporation, co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 40 million (R$ 106,248 as of December 31, 2014).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The next table sets forth the Company’s contractual obligations on December 31, 2014.

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Short-term debt obligations (1)	2,037,869	2,037,869	—	—	—
Long-term debt obligations (1)	17,148,580	—	4,044,665	1,425,923	11,677,992
Debentures (1)	335,036	27,584	—	—	335,036
Interest payments	7,262,079	937,334	1,722,328	1,199,741	3,402,676
Interest rate swap	8,999	—	—	8,999	—
Operating lease obligations (2)	343,834	64,203	94,704	65,725	119,202
Capital expenditures (3)	2,076,578	1,800,145	276,433	—	—
Unconditional purchase obligations (4)	255,372	255,372	—	—	—
Pension funding obligations (5)	59,143	45,628	3,412	3,201	6,902
Total	29,527,490	5,140,551	6,141,542	2,703,589	15,541,808

(1) Total amounts are included in the December 31, 2014 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2014.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2014, the corresponding liability has not yet been recorded in its financial statements.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors, Senior Management and Employees of the Company at December 31, 2014 and as of the date hereof are as follows:

JORGE GERDAU JOHANNPETER (born in 1936)

Education: Holds a degree in Law from the Federal University of Rio Grande do Sul - 1961.

Functions in Gerdau:  Worked for Gerdau since 1954. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). Since 1983 he has been the Chairman of the Board of Directors of Gerdau S.A as well as of the parent company Metalúrgica Gerdau S.A and Seiva S.A. On January 2, 2007, Jorge Gerdau Johannpeter retired from the Gerdau Executive Committee and since then he has been serving exclusively as a member of the Board of Directors, as its President. Principal business activities outside Gerdau: In addition, he is: (i) a member of the Board of Directors of the Instituto Aço Brasil (Brazilian Steel Institute) and of the Board of Fiesp (Federação das Indústrias de São Paulo). Jorge Johannpeter has also actively participated of non-profitable organizations, chairman of Programa Gaúcho da Qualidade e Produtividade — PGQP (Quality and Productivity Program of the State of Rio Grande do Sul), founder of Movimento Brasil Competitivo — MBC (Competitive Brazil Movement). He is member of Academia Brasileira de Qualidade — ABQ (Brasilian Quality Academy); President of the Governance Committee of the Movimento Todos pela Educação (All for Education) and member Fundação Iberê Camargo; Vice-President of the board of Fundação Bienal Mercosul and member of the board of Parceiros Voluntários (Volunteer Partners).

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

Principal business activities outside Gerdau: In addition, he holds the following positions in other companies: (i) Member of the Audit Committee of Companhia Suzano de Papel e Celulose; (ii) Vice Chairman of the Board and Member of the Strategy and Human Resources Committees of Marcopolo S.A.; (iii) Member of the Audit and Risk Management Committees of Localiza Rent a Car S.A; (iv)  Member of the Board of Directors and Coordinator of the Human Resources Committee of DASA Medicina Diagnóstica da América Latina; (v) Member of the Finance and Governance Committees of Praxair Inc. (USA);  (vi) Senior consultant to the CEO of Johnson Electric (Hong Kong); and (vi) Consultant to the Executive Board of Davos Participações Ltda. He is also a member of the Board of Alcoa Brasil; of Amyris Brasil S.A.; and of Vanguarda S.A

ALFREDO HUALLEM (born in 1946)*

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

Principal business activities outside Gerdau:  Furthermore, he is: (i) member of the Board of Management of Instituto Aço Brasil (Brazilian Steel Institute); (ii)  Director of the executive committee of Associação Latino-Americana de Aço -  Alacero (Latinamerican Steel Association); (iii) and Vice-President of Wordsteel Association;.

CLAUDIO JOHANNPETER (born in 1963)

Education: graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States).

Functions in Gerdau: Joined the Company in 1982. In 2007 was elected as Chief Operating Officer (“COO”) and member of the Gerdau Executive Committee until 2012. Currently he is a member of the Board of Directors (and member of Strategy Committee). He is also a member of the Board of Directors, of the parent company Metalúrgica Gerdau S.A. As from August 2, 2013, he returned to the Gerdau Executive Committee (CEG) as Executive Vice Chairman, coordinating the Committee’s Long Steel Business in North America and the Global Engineering and Industrial Processes, and to the Risk Committee of Gerdau S.A.

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

Education: Graduated in Law from the Unisinos, in 1995 and a Master’s Degree in Business Administration from Marketing and Finance from Kellogg School of Management, Illinois, United States.

Professional Experience: He started his career in Gerdau in October, 1985, as Administrative Assistant, and was promoted to Scrap Purchaser at Gerdau Riograndense in 1992 and then to Legal Assistant in Porto Alegre in 1994. In 1996 was promoted to Head of Sales of the São Paulo Subsidiary of Commercial Gerdau. . In 2000, after he concluded his MBA and returned to Brazil, Guilherme was promoted to the position of Marketing and Planning Manager of Commercial Gerdau based in São Paulo. In 2000, after he concluded his MBA and returned to Brazil, Guilherme was promoted to the position of Marketing and Planning Manager of Commercial Gerdau based in São Paulo. In 2002, he was promoted to the position of Executive Manager of the Industrial Wire Business Area (GPM); in 2003 he was promoted to the position of Executive Director of the Gerdau Industrial Products Business area (GI) and to the position of Executive Director of the Civil Construction Business Area and Rebar Fabrication (GC) in 2005. In 2006 Guilherme was appointed to the position of Marketing Director for Gerdau Long Steel North America (GLN), then called Gerdau Ameristeel and he relocated to Tampa, United States. In 2007 he was promoted to Vice President for the Manitoba and Bright Bar facilities of the same Business Division. By this time, he also joined Gerdau Ameristeel’s Executive Committee. In 2009 Guilherme was appointed to Vice President for Special Bar Quality and Wire Rod Operations at Gerdau Ameristeel which included the locations of Manitoba, St. Paul, Beaumont, Perth Amboy and Joliet and Duluth Grinding Balls. In 2010 Guilherme was promoted to Executive Vice President of Gerdau Special Steel North America and in 2011 he was promoted to the position of Long Steel North America Business Division Leader, position hold until April, 4th, 2014 when he became member of the Gerdau Executive Committee, as Executive Vice President. In this position, he is responsible for the Special Steel Business Division and the actions resulted from the Gerdau 2022 Project — Strategy, based in Porto Alegre

EXPEDITO LUZ (born in 1951)

Education: Graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

Functions in Gerdau: Has worked for Gerdau since 1976 and since 1989 is an Executive Officer of the Legal Department and became Executive Vice President, responsible for Legal and Compliance in 2009, becoming member of the Gerdau Executive Committee .Since 2001he has served as General - Secretary of the Board of Directors.

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

Participates of the “Conselho de Sustentabilidade e Responsabilidade Social (Sustainability and Social Responsability Board), member of Conselho Estratégico da Federação das Indústrias do Estado de Minas Gerais — FIEMG (Strategic Board of the

Association of the Estate of Minas Gerais Industries) and support the Board of Management of Instituto Aço Brasil (Brazilian Steel Institute) and also is part of the “Conselho Diretor do Instituto Brasileiro de Mineração — IBRAM.

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

•                  *Mr. Huallem retired on January 1, 2015 and no longer serves the Company in any capacity.

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

Guilherme Chagas Gerdau Johannpeter

Manoel Vitor de Mendonça Filho

Francisco Deppermann Fortes

Ricardo Giuzeppe Mascheroni

Vice-President, Legal and Compliance Officer:

Expedito Luz

Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

André Pires de Oliveira Dias

Family Relationships

Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. André Bier Johannpeter is Jorge Gerdau Johannpeter’s son, Claudio Johannpeter is Klaus Gerdau Johannpeter’s son and Guilherme Chagas Gerdau Johannpeter is son of Frederico Carlos Gerdau Johannpeter.

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

In 2014, Directors and Executive officers from Gerdau were paid a total of R$ 46.6 million in salaries and variable remuneration. The variable remuneration for executives is based on the overall performance of Gerdau, using as performance indicator, actual EBITDA versus planned EBITDA and on individual performance. The first factor influences 60% and the second 40% in the amount of the variable remuneration for more or less.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad.  About 18% of participants are in the Defined Benefit plans and 82% in a Defined Contribution plan.

During 2014, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1.3 million to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30th, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as of April 28, 2005. From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In order to align the potential total compensation to market measures, the Compensation and Succession Committee approved respectively in 2012 and on 2013, to the Chief Executive Officer (CEO) and to the Chief Operating Officer (COO) a change to the grant to 75% and then to 120% of their annual base salaries and to the Vice-Presidents to 30% and then to 40%.

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

The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Exercise Price:	R$	6.78	R$	10.58	R$	10.58	R$	12.86	R$	17.50	R$	26.19	R$	14.91	R$	29.12	R$	22.61	R$	14.42	R$	18.58
Grant Date:	30-dez-03		30-dez-04		30-dez-04		30-dez-05		30-dez-06		30-dez-07		30-dez-08		30-dez-09		30-dez-10		30-dez-11		30-dez-12
Vesting Date:	2-jan-09		2-jan-10		2-jan-08		2-jan-11		2-jan-12		2-jan-13		2-jan-14		2-jan-15		2-jan-16		2-jan-17		2-jan-18
Expiration Date:	30-dez-13		30-dez-14		30-dez-14		30-dez-15		30-dez-16		30-dez-17		30-dez-18		30-dez-19		30-dez-20		30-dez-21		30-dez-22
Total Options Granted to Directors and Executive Officers	635,121		554,528		284,222		1,122,308		842,545		665,262		1,225,961		990,420		646,397		920,166		887,162
Exercised Options	635,121		524,473		284,222		56,286		6,981		0		16,494		3,100		6,252		8,423		2,367
Cancelled Options	0		0		0		0		0		0		0		630		99,334		5,620		418,790
Balance Options	0		0		0		0		0		0		0		327,746		309,931		526,230		496,889
Options converted to Restricted Share	0		30,055		0		1,066,022		835,564		665,262		1,209,467		665,773		242,942		409,910		396,124

Grant Price:	R$	16.58	R$	18.36	R$	9.65
Grant Date:	1-set-13		30-dez-13		30-dez-14
Vesting Date:	31-mar-14		31-mar-15		31-mar-16
Expiration Date:	31-mar-18		31-mar-19		31-mar-20
Total Restricted Share (Conversion)	2,853,827
Exercised Restricted Share (Conversion)	599,856
Cancelled Restricted Share (Conversion)	0
Balance Restricte Share (Conversion)	2,253,971
Grant Restricted Share			223,414		406,696
Exercised Restricted Share			0		0
Cancelled Restricted Share			0		0
Balance Restricte Share			223,414		406,696
Grant Performance Share			818,689		1,549,361
Exercised Performance Share			2,716		0
Cancelled Performance Share			13,623		0
Balance Performance Share			802,351		1,549,361

The grants December 2014 are subject to approval by the Compensation and Succession Committee in March 2015.

** Guilherme Johannpeter until April 2014 occupied the position of Executive Director of North America, and since May 2014 he was elected Vice President and joined the Executive Committee of Gerdau.

* Alfredo Huallem played the role of Board member and the Strategy Committee until January 1, 2015 due to retirement.

C. BOARD PRACTICES

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

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Gerdau’s business. The Board may have up to eleven members; currently there are two independent Board members. The Board has four Committees: Corporate Governance; Strategy; Compensation and Succession; and Risks. According to the Ordinary General Meeting of Shareholders, held on April 25, 2014, the members of the Board of Directors, whose terms of office expire on April 30, 2015, are:

Chairman

Jorge Gerdau Johannpeter (1), (2)

Vice Chairmen

Germano Hugo Gerdau Johannpeter (2)

Klaus Gerdau Johannpeter (2)

Frederico Carlos Gerdau Johannpeter (1), (2), (3)

Member

André Bier Gerdau Johannpeter (2), (4)

Claudio Johannpeter (2), (4)

Alfredo Huallem (*)

Independent Members

Affonso Celso Pastore (3)

Oscar de Paula Bernardes Neto (1), (3)

Secretary-General

Expedito Luz (4)

(1) Member of the Corporate Governance Committee

(2) Member of the Strategy Committee

(3) Member of the Compensation and Succession Committee

(4) Member of the Risk Committee

* Retired on January 1, 2015.

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

Risk Committee: its main duties are monitoring relevant topics, such as reviews of the status of the Sarbanes Oxley controls, adequacy of risk controls associated with each macro process and / or operation, including, but not limited to, environmental risks, enterprise security, information security, the work of internal audit on operational risks, statistics, as well as relevant Ethic and Compliance issues and legal contingencies, subject to the provisions of Policy on Risk Management published on the Company website.

The members of the Board of Executive Officers and the Gerdau Executive Committee are the same:

President, Chief Executive Officer

André Bier Gerdau Johannpeter

Vice Presidents

André Pires de Oliveira Dias

Claudio Johannpeter

Guilherme Chagas Gerdau Johannpeter

Expedito Luz

Francisco Deppermann Fortes

Manoel Vitor de Mendonça Filho

Ricardo Giuzeppe Mascheroni

Board of Executive Officers: Statutory Board whose members are responsible for the representation of the company and performance of the acts needed for the company’s standard operations.

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and ensure best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into business operations (BOs), defined by product line and/or geographical location: BO - Brazil, BO - Special Steel Products, BO - North America, BO - Latin America and BO — Iron Ore. The Gerdau Executive Committee is also responsible for the main functional processes that operate vertically throughout the Gerdau Companies, such as finance, accounting, human resources and planning. Committee’s members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and functional process in order to maximize results.

Other Committees created to Support the Management: In order to provide support to the Executive Committee several committees were created and are responsible for advising on specific matters. Among the Executive Committee’s support committees which should be mentioned are the Finance Committee and the Human Resources Committee as the most important bodies.

Corporate Structure: Gerdau corporate structure evolved to help the business by adding value in three ways: being guardian of the governance and brand, image and values; optimizing the efficiency of the Gerdau’s activities through economies of scale and leveraging capabilities to deliver value above what individual businesses could generate autonomously. The Governance Guardian areas , such as Finance and Planning; Accounting; Com., Public Affairs, Gerdau Institute; Legal, Compliance, Corp. Security; Internal Audit and Environment, Health and Safety, protects shareholders interest and manage relevant risks to long-term sustainability. The Scale Economizer areas, such as Information Technology; Procurement; Shared Services and GIT, optimize resources and achieve economies of scale. The Advantage Accelerators areas, such as Metallics; Marketing and Sales; Industrial, Engineering; People; Innovation and Management System, exploit Gerdau´s differentiating capabilities in the Business Divisions.

All members of the Board of Directors and the Gerdau Executive Committee are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Gerdau Executive Committee are elected at meetings of the Board of Directors. The Company announced on March 26, 2015 the new structure of its Board of Directors, which will be submitted to the General Meeting of the Board scheduled to be held on April 29, 2015 in accordance with the rules of the Brazilian Securities and Exchange Commission.

The proposal establishes one more step regarding the Gerdau Johannpeter family’s succession process in the business governance and it includes the following changes:

•                  André B. Gerdau Johannpeter, Board Member and CEO of Gerdau and Claudio Gerdau Johannpeter, Board Member and executive vice president, will be also named Co-Chairmen of the Boards of Directors of Gerdau S.A. and Metalúrgica Gerdau S.A.

•                  Guilherme C. Gerdau Johannpeter, executive vice president, will also be named Board Member of Metalúrgica Gerdau S.A. and Richard C. Gerdau Johannpeter, executive director of the Family Office will also be named Board Member of Gerdau S.A.  Expedito Luz, executive vice president, will be named Board Member of both Gerdau S.A. and Metalúrgica Gerdau S.A.

•                  The current Chairman of the Boards of Directors of both companies, Jorge Gerdau Johannpeter - and vice chairmen Germano, Klaus and Frederico Gerdau Johannpeter, are leaving the Board of Directors and will establish an Advisory Board. The new Advisory Board will be chaired by Jorge and its objective is to keep sharing management and strategy experience learned throughout the past decades.

Proposal for the new Board of Directors:

Gerdau S.A. — Board of Directors

André B. Gerdau Johannpeter	Co-Chairman
Claudio Gerdau Johannpeter	Co-Chairman
Richard C. Gerdau Johannpeter	Board Member
Affonso Celso Pastore	Board Member
Expedito Luz	Board Member
Oscar de Paula Bernardes	Board Member

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

                As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005, amended the Company’s by-laws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date approved the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter (“regimento interno”) that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the Board of Auditors.

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

Under Brazilian Corporate Law, members of the board of auditors of a company are not allowed to be members of the board of directors, hold executive office, or be employed in any other position within that of the company or its subsidiaries or controlled companies. In addition, a member of the board of auditors cannot be spouse or relative of any member of the company’s management. The Brazilian Corporate Law requires that members of the board of auditors receive a remuneration at least 10% of the average amount paid to each executive officer; and, also, that a board of auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 25, 2014.

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Roberto Lamb	06/06/1948	Effective	2007
Carlos Roberto Schröder	02/19/1940	Alternate	2014
Artur Cesar Brenner Peixoto	09/29/1942	Alternate	2014
Décio Lopes do Couto	03/03/1952	Alternate	2013

The Shareholder’s Ordinary Meeting has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

Mr. Charneski holds holds a bachelor’s degree in accounting (1974) and participated in a professional exchange program in Atlanta, USA. He is the founder and has been partner of Charneski Assessoria e Consultoria since 1988, and since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards and Management. Audit Board member (designated as Financial Expert for SOX purposes) of Gerdau S.A. since 2011; Audit Board member of Grendene S.A. since 2011; former Member of the Coordination Committee of the South Chapter of the Brazilian Corporate Governance Institute (IBGC); Audit Board member from 1998 to 2007 at Forjas Taurus S.A., Audit Board Member of Plascar Participações Industriais S.A. from April to September 2009, Director certified by IBGC; Acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission; Director in various administrations of the Brazilian Institute of Independent Auditors (IBRACON), having presided over the 67th Regional Section and serving twice as Director of IBRACON nationally; Advisory Board Member of family-owned businesses.

Mr. Toffanello holds a degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and a graduate degree in accounting UFRGS. He started his career at Gerdau in 1970, as tax bookkeeping assistant, promoted later to Head of the Tax Accounting Area. He also served as Head of Accounting and Bookkeeping in Sapucaia do Sul. In 1980, he was transferred to Gerdau Açonorte, as the Accountant responsible for the companies in the Northeast Region, being promoted to Accounting Manager of the Regional office in 1981. In 1983, he returned to Gerdau in Porto Alegre/RS to work at the Accounting department and also at the holding company. In 1984, he was promoted to General Manager of Accounting and Internal Audit, serving in the corporate areas of these two processes. In 1988, he was promoted to Chief Accounting Officer and later served as Process Owner of Accounting, a position he held until retiring in 2012. In 2013, he became a member of the Audit Board of Dimed S.A., member of the Board of Directors of Puras FO and Founding Partner of Empresa Luzes do Mundo Ltda. He is also a member of the Audit Boards of Gerdau S.A. and Metalúrgica Gerdau S.A.

Mr. Lamb holds a degree in Physics from Universidade Federal do Rio Grande do Sul (1972), post-graduation in Monetary Economy from FRE/RS (1987) and a master in Administration (Finance) from Universidade Federal do Rio Grande do Sul (1993). Currently, Mr. Lamb holds the position of (i) Finance Administration Professor at Universidade Federal do Rio Grande do Sul (since 1998); (ii) member of the Board of Auditors of Gerdau S.A., as well as AES Tietê S/A (since April, 2012) and Marfrig S/A (since April, 2011); (iii) alternate member of the Board of Auditors of Petrobras S/A. He was member of the Board of Auditors of the following companies: Seara Alimentos Ltda., Marcopolo S/A, Gerdau S.A. (from 2007 to 2008), Rio Grande Energia S/A and AES Eletropaulo.

D. EMPLOYEES

The following chart presents information on the geographical distribution of Gerdau’s employees:

Direct	Brazil	Overseas	Total
2010	22.577	18.713	41.290
2011	23.516	19.304	42.820
2012	22.658	19.211	41.869
2013	22.278	19.337	41.615
2014	20.169	19.892	40.061

Outsourced*	Brazil	Overseas	Total
2010	7.676	3.565	11.241
2011	7.734	3.799	11.186
2012	8.147	3.303	11.450
2013	7.637	4.128	11.765
2014	6.583	4.201	10.784

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2014, the Company employed 40,061 at its industrial units excluding joint ventures. 50% of this total is based in Brazil and the remainder in South America, North America,Europe and India, which have 5,722, 10,910, 2.296 and 964 employees, respectively.

As labor unions in Brazil and other Countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to the general market. 32% of the employees of Gerdau in North America are unionized.

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

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of January 31, 2015.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Jorge Gerdau Johannpeter	100	0.00	517,081	0.05
Frederico C. Gerdau Johannpeter	100	0.00	1,790,777	0.15
Germano H. Gerdau Johannpeter	100	0.00	382,969	0.03
Klaus Gerdau Johannpeter	100	0.00	100	0.00
Affonso Celso Pastore	—	0.00	13,593	0.00
Oscar de Paula Bernardes Neto	—	0.00	85,817	0.01
Manoel Vitor de Mendonça Filho	—	0.00	81,235	0.01
André Bier Gerdau Johannpeter	23,885	0.01	321,311	0.03
Claudio Johannpeter	38,435	0.01	133,407	0.01
Guilherme Chagas Gerdau Johannpeter	—	0.00	86,374	0.01
André Pires de Oliveira Dias	—	0.00	2,554	0.00
Expedito Luz	—	0.00	14,418	0.00
Alfredo Huallem	—	0.00	5,623	0.00
Francisco Deppermann Fortes	—	0.00	35,813	0.00
Ricardo Giuzeppe Mascheroni	—	0.00	17,827	0.00
TOTAL	62,720	0.02	3,488,899	0.30

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 24 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

The following table shows the remaining vested options, the restricted shares resulted from the stock option conversion and 2014 awards (all Gerdau S.A. preferred shares) to each director and executive officer as of January 31, 2014. The 2014 award is still to be approved by the Compensations and Succession Committee in March, 2015.

	Stock Options				Restricted Share Units				Performance Share Units
Names	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance
Jorge Gerdau Johannpeter	320,386	0	0	320,386	634,776	126,955	0	507,821	463,999	0	0	463,999
Germano H Gerdau Johannpeter	191,881	0	0	191,881	544,672	108,934	0	435,738	226,314	0	0	226,314
Klaus Gerdau Johannpeter	191,881	0	0	191,881	544,672	108,934	0	435,738	226,314	0	0	226,314
Frederico C Gerdau Johannpeter	281,485	0	0	281,485	607,488	121,497	0	485,991	391,306	0	0	391,306
Claudio Johannpeter	185,976	0	35,526	150,450	284,749	24,235	0	260,514	245,359	0	0	245,359
Alfredo Huallem*	51,344	20,142	31,202	0	36,369	36,369	0	0	16,338	2,716	13,623	0
Affonso Celso Pastore	28,929	0	0	28,929	50,729	10,145	0	40,584	49,308	0	0	49,308
Oscar de Paula Bernardes Neto	28,929	0	0	28,929	36,755	7,351	0	29,404	49,308	0	0	49,308
Andre Bier Johannpeter	231,158	0	37,260	193,898	329,220	23,182	0	306,038	319,963	0	0	319,963
Manoel Vitor de Mendonca Filho	43,555	0	0	43,555	79,159	6,174	0	72,985	72,430	0	0	72,430
Ricardo Giuzeppe Mascheroni	39,365	0	0	39,365	67,467	4,816	0	62,651	65,075	0	0	65,075
Expedito Luz	41,319	0	0	41,319	64,110	5,322	0	58,788	56,247	0	0	56,247
Francisco Deppermann Fortes	33,027	0	0	33,027	58,745	4,622	0	54,123	53,453	0	0	53,453
Andre Pires de Oliveira Dias	19,236	0	0	19,236	50,372	3,525	0	46,847	49,114	0	0	49,114
Guilherme Gerdau Johannpeter**	0	0	0	0	131,139	20,513	586	110,040	156,796	0	0	156,796
Total	1,688,471	20,142	103,988	1,564,341	3,520,421	612,574	586	2,907,262	2,441,325	2,716	13,623	2,424,986

* * Alfredo Huallem played the role of Council member and the Strategy Committee until January 1, 2015 due to retirement.

** Guilherme Johannpeter until April 2014 he served as Executive Director of North America, and since May 2014 he was elected Vice President and joined the Excutivo Committee of Gerdau.

The grants December 2014 are subject to approval by the Compensation and Succession Committee in March 2015.

The information of exercise price, grant date, vesting date and expiration date are available in the stock option table in the item 6.B — Compensation.

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

The Restricted Stocks and Performance Shares granted in December 2014 are a projection, which will be approved by the Compensation and Succession Committee Meeting to be held in March.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of January 31, 2015, Gerdau S.A. had 571,929,945 common shares and 1,122,157,287 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2015, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	439,481,675	76.61	252,841,484	21.86
Banco BTG Pactual S.A.	34,209,522	5.96	—	0.00
Members of the board of directors and executive officers as a group (15 members)	62,720	0.02	3,488,899	0.30

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 76.61% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2014 there were 312,307,996 ADRs outstanding, representing 27.3% of Gerdau S.A. preferred shares and the number of record holders were 39.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

							Outstanding Amount
			Original Amount			Termination or		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	extinction	December 31,	during the period
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2014	covered
1	Guarantee for company Dona Francisca Energética in a R$ 72,156 thousand loan granted by the BNDES in 2003. No remuneration.	Associate	72,156	07/15/03	12/2014	Settlement of the agreement	1,695	4,628
2	Guarantee for company Dona Francisca Energética in a R$ 37,448 thousand loan granted by Banco Bradesco in 2003. No remuneration.	Associate	37,448	06/16/03	12/2014	Settlement of the agreement	933	2,644
3	Guarantee for company Coquecol S.A.C.I., co-borrower of a global credit line for financing working capital in the amount of up to US$ 11 million	Subsidiary	24,229	04/01/14	02/2015	Settlement of the agreement	29,218	29,218
4	Guarantee for company Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of up to US$ 20,856,417,00.	Associate	112,852	03/24/14	03/2015	Settlement of the agreement	55,399	55,399
5	Guarantee for company Steelchem Trading Corporation, co-borrower of a global credit line for financing working capital in the amount of up to US$ 12 million	Associate	24,367	03/25/14	03/2015	Settlement of the agreement	31,874	31,874
6	Guarantee for company DIACO S.A., co-borrower of a global credit line for financing working capital in the amount of up to US$ 10 million.	Subsidiary	23,249	05/13/14	05/2015	Settlement of the agreement	26,562	26,562
7	Guarantee for company ACEROS CORSA S.A. de C.V., co-borrower of a global credit line for financing working capital in the amount of up to US$ 20 million, equivalent in MXN.	Associate	48,884	06/02/14	06/2015	Settlement of the agreement	46,459	48,029
8	Guarantee for company Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of up to US$ 30 million	Associate	73,326	06/09/14	06/2015	Settlement of the agreement	79,686	79,686
9	Guarantee for company Siderurica Zuliana, C.A., in a loan with Citibank in the amount of up to US$ 15 million on the agreement’s date.	Subsidiary	12,132	06/15/14	06/2015	Settlement of the agreement	39,843	39,843
10	Guarantee for company Steelchem Trading Corporation, co-borrower of a global credit line for financing working capital in the amount of up to US$ 28 milion.	Associate	56,596	06/25/11	06/2015	Settlement of the agreement	74,374	74,374
11	Guarantee for company Gerdau Corsa S.AP.I de C.V. and Sidertul, in a loan with HSBC in the amount of up to MXN 1,860,000,000.00, equivalent to US$ 140 million on the agreement’s date.	Associate	333,013	06/26/14	06/2015	Settlement of the agreement	305,743	319,463
12	Guarantee for company DIACO S.A., co-borrower of a global credit line for financing working capital in the amount of up to US$ 20 million.	Subsidiary	34,782	07/18/14	07/2015	Settlement of the agreement	53,124	53,124
13	Guarantee for company DIACO S.A., co-borrower of a global credit line for financing working capital in the amount of up to US$ 50 million.	Subsidiary	23,249	07/24/14	07/2015	Settlement of the agreement	132,810	132,810
14	Guarantee for company DIACO S.A., in a loan with JPMorgan in the amount of up to COP 107,310,000,000.00 equivalent to US$ 60 million on the agreement’s date.	Subsidiary	140,556	08/02/12	07/2015	Settlement of the agreement	119,140	129,946
15	Guarantee for company Empresa Siderurgica del Peru S.A.A., in a loan with Tokyo Bank in the amount of up to US$ 100 milion on the agreement’s date.	Subsidiary	242,630	10/04/15	08/2015	Settlement of the agreement	265,620	265,620
16	Renting agreement of commercial room of area of 840 m2 of buuilding placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 74 thousand	Subsidiary	71	01/01/13	12/2015	Maturity	74	74
17	Guarantee for company Comercial Gerdau S.A., co-borrower of a global credit line for financing working capital in the amount of up to US$ 4 million.	Subsidiary	9,804	09/30/14	09/2015	Settlement of the agreement	10,625	10,625
18	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with BBVA in the amount of up to MXN 1,554,000,000.00, equivalent to US$ 120 million on the agreement’s date.	Associate	318,744	06/12/14	12/2015	Settlement of the agreement	280,455	280,455
19	Guarantee for company Gerdau Steel India Ltd., in a loan with Standard Chartered in the amount of up to INR 3,500,000,000.00, equivalent to US$ 65 million on the agreement’s date.	Subsidiary	148,794	12/26/12	12/2015	Settlement of the agreement	98,327	144,059
20	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with Scotiabank in the amount of up to MXN 1,430,000,000.00, equivalent to US$ 110 million on the agreement’s date.	Associate	292,182	08/14/14	02/2016	Settlement of the agreement	258,076	258,076
21	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with HSBC in the amount of up to MXN 1,320,000,000.00, equivalent to US$ 100 million on the agreement’s date.	Associate	265,620	09/03/14	02/2016	Settlement of the agreement	238,224	238,224
22	Guarantee for company Empresa Siderurgica Del Peru S.A.A. in a loan with Banco Safra in the amount of up to US$ 75,000.00 on the agreement’s date.	Subsidiary	90,986	09/17/12	04/2016	Settlement of the agreement	59,765	90,986
23	Guarantee for company Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$ 900 million on the agreement’s date.	Subsidiary	78,571	12/16/05	07/2016	Settlement of the agreement	27,050	78,571
24	Guarantee for Gerdau Aços Especiais S.A. in an electricity purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the present value of up to R$ 8.4 million.	Subsidiary	1,664	09/23/08	09/2016	Settlement of the agreement	8,354	8,354
25	The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million	Subsidiary	148,352	09/21/12	09/2016	Settlement of the agreement	79,686	121,315
26	Guarantee for Diaco S.A. in a financing granted by Banco BBVA Colômbia of up to US$ 40 million on the agreement’s date. No remuneration.	Subsidiary	55,832	06/19/12	10/2016	Settlement of the agreement	56,661	87,226
27	The Company is the guarantor of subsidiary Diaco S.A. in a loan with J.P. Morgan in the amount of up to COP 75,168,000,000.00 equivalent to US$ 40 million on the agreement’s date.	Subsidiary	92,996	10/22/13	10/2016	Settlement of the agreement	83,454	96,992
28	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Citibank in the amount of up to ARS 50,000,000.00 equivalent to US$ 6,2 million.	Subsidiary	15,154	06/27/14	06/2017	Settlement of the agreement	15,532	15,532
29	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with HSBC in the amount of US$ 25 million.	Subsidiary	58,565	12/19/13	08/2017	Settlement of the agreement	66,045	66,045
30	Co-guarantee for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$ 1,5 billion. No remuneration.	Subsidiary	1,744,000	10/22/07	10/2017	Settlement of the agreement	2,312,371	3,639,450

							Outstanding Amount
			Original Amount			Termination or		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	extinction	December 31,	during the period
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2014	covered
31	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$ 34,935,000.00 granted by Banco BNP Paribas for the funding of the acquisition of 85% of the principal equipment.	Associate	59,229	05/28/10	12/2017	Settlement of the agreement	46,397	48,436
32	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with Tokyo Bank in the amount of INR 2,505,600,000.00 equivalent to US$ 40 million on the agreement’s date.	Subsidiary	92,996	09/24/2013	09/2018	Settlement of the agreement	106,248	106,248
33	The Company is the guarantor of subsidiary Gerdau S.A.P.I. de C.V. in a loan with Sumitomo in the amount of MXN 990,750,000,000.00 equivalent to US$ 75 million on the agreement’s date.	Subsidiary	67,341	03/19/14	03/2019	Settlement of the agreement	178,804	184,845
34	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a loan with Riverport-Mizuho in the amount of up to US$ 15 million.	Subsidiary	33,540	04/09/14	04/2019	Settlement of the agreement	39,843	39,843
35	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$ 1,25 billion. No remuneration.	Subsidiary	2,188,125	11/24/09	01/2020	Settlement of the agreement	1,669,695	2,878,805
36	Guarantee for company Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$ 776,616,380.00 on the agreement’s date.	Subsidiary	416,629	12/04/12	01/2020	Settlement of the agreement	437,806	437,806
37	Guarantee for company Gerdau Açominas S.A. in a loan with NCE Banco do Brasil in the amount of up to R$ 430 million on the agreement’s date.	Subsidiary	430,000	03/21/14	02/2020	Settlement of the agreement	430,000	430,000
38	Guarantee for company Gerdau Aços Especiais S.A. in a loan with NCE Banco do Brasil in the amount of up to R$ 70 million on the agreement’s date.	Subsidiary	70,000	03/21/14	02/2020	Settlement of the agreement	70,000	70,000
39	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$ 660 million.	Subsidiary	660,000	09/24/13	08/2020	Settlement of the agreement	635,000	660,000
40	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in September/2010 in an amount of up to US$ 1,25 billion	Subsidiary	2,117,750	10/01/10	09/2021	Settlement of the agreement	3,151,581	3,151,581
41	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$ 291,959 thousand. No remuneration.	Subsidiary	437,387	11/05/10	02/2021	Settlement of the agreement	526,582	530,697
42	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$ 750,000,000.00.	Subsidiary	1,501,275	04/15/13	04/2023	Settlement of the agreement	1,735,827	1,735,827
43	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc.in the10- year Bond issued in April/2013 in an amount of up to US$ 1,165,629,000.00. No remuneration.	Subsidiary	2,606,346	04/29/14	04/2014	Settlement of the agreement	3,096,144	3,096,144
44	Guarantee for company Gerdau Aços Longos S.A. in a loan with BNDES in the amount of up to R$ 543,413,000.00 on the agreement’s date.	Subsidiary	413,264	07/08/08	10/2024	Settlement of the agreement	378,024	413,264
45	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/09	10/2037	Settlement of the agreement	15,520	15,520
46	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 millions.	Subsidiary	103,596	10/18/12	10/2037	Settlement of the agreement	135,466	135,466
47	Co-guarantee for GTL Trade Finance Inc. in the 30-years Bond issued in April/2014 in an amount of US$ 500 millions. No remuneration.	Subsidiary	1,118,000	04/16/14	04/2044	Settlement of the agreement	1,328,100	1,328,100
48	Current account (asset) with Gerdau Aços Especiais S.A. Pays the monthly variation of the CDI.	Subsidiary	—	12/01/14	Undetermined	Not applicable	89	89
49	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/10	Undetermined	Not applicable	5,151,285	5,151,285
50	Current account (liability balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/05	Undetermined	Not applicable	1,941	33,449
51	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Especiais S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Undetermined	Maturity	27,269	27,269
52	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Undetermined	Maturity	35,720	604,699
53	Gerdau S.A. usually trades its own debentures on behalf of Gerdau BG Participações S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Parent Company	—	—	Undetermined	Maturity	881	7,920
54	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais Brasil, Gerdau Açominas, Gerdau Aços Especiais Europa Gerdau AZA S.A., Sidenor Villares Rolling Mill Rolls SL and Villares Corporation of America). Sales in the period amounted to R$ 12.570	Subsidiaries	—	—	Undetermined	Maturity	32,704	35,343
55	Gerdau S.A. has accounts payable derived from purchases to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais Brasil, Gerdau Açominas S.A. and Gerdau Aços Especiais Europa). Purchases in the period amounted 10.643.	Subsidiaries	—	—	Undetermined	Maturity	5,113	6,483

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2014.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 17 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2014, 2013 and 2012 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2014	2013	2012	2014	2013	2012
Tax	1,308,087	1,057,697	862,597	1,286,651	1,093,517	872,272
Labor	228,475	214,501	200,205	66,608	57,456	45,932
Other	39,793	22,400	18,579	77,606	4,434	4,374

Tax Provisions

Part of these provisions correspond to tax matters. The most significant provisions of contingencies are related to:

• R$ 26 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 34 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ) and Income Tax (“Imposto de Renda Pessoa Jurídica — IRPJ).

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

• R$ 1.177 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS)  credits, (ii) taxation of those Contributions over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contributions.

• R$ 38 million related to other taxes, discussed in cases, for which the probability of loss is more likely than not.

There are other contingent tax liabilities, for which the probability of losses are not more likely than not and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•   The Company and its subsidiary, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) discussions, mostly related to credit rights and aliquot differences. The total amount of the discussions is R$ 997  million. No reserve for contingency was set aside for these claims, as the probability of loss is not probable.

• The Company and its subsidiaries, Gerdau Açominas S.A.; Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 331 million.

• The Company and its subsidiaries, Gerdau Internacional Empreendimentos Ltda.  and Gerdau Aços Especiais S.A., are part in legal proceedings discussing taxation of Corporate Income Tax (IRPJ) and Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL) over profits generated abroad, in the amount of R$ 1,386 million. The Company has not made a reserve for contingency, as the Company, with the assistance of its legal consultants consider the probability of loss as possible but not probable.

• The Company’s subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., have administratively challenged the disallowance of the deductibility of a premium generated through a corporate reorganization in 2005, in accordance with articles 7 and 8 of Law no. 9532/97. The premium was deducted from the tax bases of the income tax and social contribution on profits in the 2005-2010 period. The total updated amount under discussion is R$3,408 million. No reserve for contingency was established, since the Company believes, based on the opinion of its legal advisers, that the likelihood of an adverse decision is merely possible.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2014 of R$ 228 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2014, totaling R$ 67 million.

Other Provisions

The Company is also defending civil proceedings related to other provisions arising from the normal course of its operations. Such provisions for these claims amount as of December 31, 2014 to R$ 40 million. On the same date, judicial deposits related to these provisions amount to R$ 78 million. Other contingent liabilities for which chances of loss are not more likely than not, involving uncertainties as to their occurrence (and therefore, not included in the provision for contingencies), are comprised of:

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

Other Civil Litigation

The Company is involved as a defendant, either directly or through its affiliates, in other disputes for which chances of loss are not more likely than not. The aggregate amount involved in such disputes is R$ 89.3 million.

No Material Effect

Management believes that the probability of losses as a consequence of other contingencies is not more likely than not. There can, however, be no assurance that a final judicial decision will be favorable to us in any of these or other proceedings, and that were they to arise, they would not have a materially adverse effect on the consolidated financial position of the Company, its consolidated results of operations or its future cash flows.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2014, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 628.2 million or 3.3 % of total paid-in capital of R$ 19,249.1 million.

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

B. SIGNIFICANT CHANGES

Board of Directors, Executive Committee and Board of Auditors.

Since January 1, 2015, Alfredo Huallem is no longer a Director of the Company and member of the Strategy Committee.

On April 4, 2014, Guilherme Chagas Gerdau Johannpeter was elected as an Officer and member of the Gerdau Executive Committee.

Buyback Program

On January 19, 2015, the Board of Directors authorized the Company to acquire shares of its own issuance, within a period of up to 3 months from the date of the authorization, respecting the limit of 30,000,000 preferred shares GGBR4) or American Depositary Receipts — ADRs (GGB). This authorization has the purpose to attend the Long-Term Incentive Plan of the Company and its subsidiaries, keeping in Treasury, cancelling or further selling in the market. The acquisition will be supported by retained earnings, being the Board responsible to define the number of shares and the opportunity of each operation.

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

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2010	29.61	18.51	16.65	10.79
2011	23.47	10.49	14.00	6.53
2012	20.35	14.16	10.37	7.51
2013	19.07	11.74	9.35	5.23
2014	17.92	8.12	7.47	3.02

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2013
1Q	19.04	14.61	9.35	7.28
2Q	15.44	11.74	7.71	5.23
3Q	17.59	12.61	7.56	5.56
4Q	19.07	16.28	8.29	7.36
2014
1Q	17.89	13.45	7.47	5.73
2Q	14.43	12.82	8.13	5.13
3Q	14.04	11.72	6.31	4.77
4Q	11.93	8.12	4.94	3.02

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2014
January	18.15	16.61	7.59	6.84
February	14.37	16.89	7.09	6.16
March	14.37	13.45	6.32	5.73
April	14.17	13.03	6.24	5.82
May	14.43	13.20	6.50	5.89
June	13.82	12.82	6.22	5.80
July	14.04	12.81	6.31	5.81
August	13.43	12.44	5.95	5.48
September	13.53	11.72	6.04	4.77
October	11.93	10.60	4.94	4.37
November	11.53	10.37	4.54	4.00
December	10.28	8.12	4.02	3.02
2015
January	10.42	8.70	3.86	3.19
February	10.25	9.38	3.66	3.43
March, 26	11.21	9.79	3.54	3.30

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2010	16.79	11.04
2011	14.22	6.53
2012	10.43	7.49
2013	9.51	5.32
2014	7.51	2.99

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2013
1Q	9.51	7.32
2Q	7.75	5.32
3Q	7.68	5.60
4Q	8.26	7.41
2014
1Q	7.51	5.74
2Q	6.50	5.83
3Q	6.31	4.78
4Q	4.91	2.99

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2014
January	7.62	6.88
February	7.10	6.22
March	6.32	5.74
April	6.27	5.83
May	6.50	5.88
June	6.22	5.83
July	6.31	5.83
August	5.99	5.52
September	6.02	4.78
October	4.91	4.40
November	4.51	4.03
December	4.02	2.99
2015
January	3.83	3.23
February	3.70	3.44
March, 26	3.53	3.31

Source: Bloomberg

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2010	22.70	13.99	12.43	8.09
2011	17.43	8.91	10.39	5.36
2012	16.24	12.01	8.42	6.25
2013	16.63	10.75	8.19	4.81
2014	14.73	7.00	6.22	2.60

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2013
1Q	16.63	13.09	8.19	6.52
2Q	13.66	10.75	6.77	4.81
3Q	14.72	11.20	6.55	4.94
4Q	15.53	13.67	6.91	6.16
2014
1Q	14.73	10.80	6.22	4.58
2Q	11.61	10.24	5.25	4.63
3Q	11.36	9.98	5.10	4.06
4Q	10.29	7.00	4.25	2.60

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2014
January	15.00	13.42	6.34	5.53
February	13.57	11.63	5.70	4.98
March	11.54	10.80	5.08	4.58
April	11.56	10.61	5.13	4.74
May	11.61	10.77	5.25	4.81
June	11.32	10.24	5.09	4.63
July	11.36	10.24	5.11	4.63
August	11.02	10.01	4.85	4.42
September	11.20	9.98	5.00	4.06
October	10.29	8.84	4.25	3.61
November	9.53	8.75	3.78	3.36
December	8.51	7.00	3.32	2.60
2015
January	8.53	7.12	3.16	2.70
February	8.47	7.67	2.98	2.77
March, 26	8.54	7.98	2.81	2.49

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day.  In 2014, 1.5 billion ADRs were traded, a figure 4.7% lower than in 2013, representing a trading volume of $8.3 billion, equivalent to a daily average of $32.5 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2014, a total of 801 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 12.3% lower than in 2013, representing a trading volume of $5.7 million, equivalent to a daily average of $19 thousand.

ITEM 10.                                         ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s bylaws have been registered with the Public Registry of the State of Rio de Janeiro (Junta Comercial do Rio de Janeiro) under company number (NIRE) 33.3.0003226-6.

The consolidated By-laws are incorporated by reference hereto as Exhibit 1.1.

Objects and Purposes

According to the consolidated By-laws of the Company, its objects and purposes are described in the article 2, as stated below:

Art. 2 -  The Company, which will have an unlimited lifetime, has the following purposes: a) interests in the capital of companies actuating in the industry and trade of steel and/or metallurgical products, with plants integrated to ports or not, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and administration of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities, referred to in Law 8.630, of February 8, 1993; and b) industry and trade exploitation, including representation, importing and exporting of steel, iron and related products.

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

Regarding the decision on director’s compensation, the bylaws of the Company state that the shareholders are in charge of defining the global remuneration of the administrators (member of the board of directors and executive officers) and the board of directors is in charge of fixing the individual remuneration of directors and officers (article 6, letter “j” of the bylaws).

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

Annual general meetings and extraordinary general meetings of shareholders

The call for the annual general meeting and extraordinary general meeting of Gerdau shall be made by a notice published on at least three occasions in the Valor Econômico, Rio de Janeiro edition, Valor Econômico, São Paulo edition, and Diário Oficial do Estado do Rio de Janeiro. The call shall contain, in addition to the place, date and time of the general meeting, the agenda and, in the case of an amendment to the bylaws, an indication of the subject-matter.

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

V - indication of any agreement or contract regulating the right to vote or purchase and sale securities issued by the company; and

VI — if the shareholder has its residence or domicile abroad, the name or social denomination and the Brazilian Tax Payer Number of its attorney or legal representative in the country, in compliance with section 119 of law 6.404 of 1976.

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

Paragraph 5.In cases when the acquisition results or has been carried out with the objective of changing the control’s composition or the governance structure of the company, as in case when the acquisition generates the obligation of making a public offer, according to the applicable regulation, the acquirer must promote the disclosure, at least, in the same communication channels regularly adopted by the company, in compliance with section 3, paragraph 4, of a notice with the information predicted in line I to V of this article caput.

Paragragh 6. The Investor Relations Director is responsible for transmitting the information, as soon as they are received by the company, to CVM and, if applicable, to the stock exchange or organized over-the-counter market entities in which the company trades is shares, as update the IAN form in the correspondent field.”

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

Bonds -  The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010, 2013 and 2014, the issuance of bonds each with maturity of 10 and 30 years (collectively “Ten/Thirty Years Bond”). The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2014, the outstanding balance of these bonds was R$ 13.1 billion.

GGWCF - On December 16, 2013, the Company concluded the roll-over and increase of its Senior Unsecured Global Working Capital Credit Agreement which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A and Gerdau Aços Especiais S.A. The line is divided into two tranches, being US$ 500 million for Gerdau’s North American subsidiaries borrowing needs and the other US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. This transaction has a tenor of 3 years. As of December 31, 2014, the outstanding loans under the line totaled US$ 305.9 million (R$ 812.5 million as of December 31, 2014) and are classified as working capital (US$).

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2014 the outstanding amount was R$ 924.7 million.

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

A foreign investment registration has been made in the name of The Bank of New York Mellon, as Depositary for the Preferred ADRs, and is maintained by Itaú Unibanco S.A. (“Custodian”) on behalf of the Depositary. Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the Preferred ADRs (“Depositary”) and is also maintained by Itaú Unibanco S.A. (“Custodian”) on behalf of the new Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. Subject to the provisions set forth in Annex V Regulations, holders of preferred ADRs may exchange such ADRs for the underlying Preferred Shares. In this event, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

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

Income tax

Dividends

Dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, preferred shares or ADRs, are currently exempt from income tax in Brazil, as provided by Federal Law no. 9,249, of December 26, 1995.

Recent changes to the Brazilian accounting rules (introduced as from the enactment of Federal Law no. 11,638, of December 28, 2007, and Federal Law no. 11,941, of May 27, 2009) have raised a debate as to whether such exemption should apply only with regard to profits calculated in accordance with the previous accounting rules, which remained generally applicable for tax purposes under a Transitional Tax Regime (Regime Tributário de Transição — “RTT”), or also to profits calculated under the new accounting rules.

On February 7, 2013, the National Treasury Attorney-General’s Office (Procuradoria Geral da Fazenda Nacional — “PGFN”) issued Opinion PGFN/CAT no. 202, sustaining that only the distribution of the “fiscal profit”, i.e., the profit calculated in accordance with the previous accounting rules, would be tax exempt. Thus, “corporate profits”, i.e., the profits calculated in accordance with the new accounting rules, paid out by companies from 2008 onwards, in excess of the “fiscal profits”, would be subject to income taxation. Said Opinion does not clarify the applicable tax rate as regards payments made to a Non-Resident Holder; in any event, the general rules on the taxation of Non-Resident Holders determine that income tax would have to be withheld by the distributing entity at the rate of 15%, or of 25% in the case of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept.

This line of argument was upheld by Normative Ruling (“Instrução Normativa”) no. 1,397, issued by the Brazilian tax authorities (“Receita Federal do Brasil”) on September 16, 2013, which states that tax exempt dividends are only those calculated in accordance with the previous accounting rules (in force until December 31, 2007).

Provisional Measure (PM) no. 627, of November 11, 2013, which was enacted with the goal of extinguishing the RTT, and in order to adjust the then existing tax rules to the new Brazilian accounting rules, similarly provided that dividends in excess of the “fiscal profits” (paid out from 2008 to November 12, 2013) would be deemed taxable, except if the payer of such dividends elected to apply the rules of the PM during the 2014 fiscal year (PM no. 627/13 was generally only set to enter in force in 2015).

However, upon the conversion of PM no. 627/13 into Federal Law no. 12,973, of May 13, 2014, the wording of the rules related to the taxation of dividends was altered; said Law expressly recognized that the distribution of dividends based upon “corporate profits” earned between January 01, 2008 and December 31, 2013, even in excess of the “fiscal profits”, are exempt from taxation.

Federal Law no. 12,973/14 did not provide clear guidance, however, as to the tax treatment of dividends paid in relation to profits earned during the 2014 calendar-year.

With regard to dividend distributions made by the corporate taxpayers that elected to apply the rules of Federal Law no. 12,973/14 during the 2014 calendar-year, there should be no reason for the tax exemption granted by Federal Law no. 9,249/95 to be challenged, inasmuch as the new accounting rules will have to be observed by corporate taxpayers, also for tax purposes.

On the other hand, the corporate taxpayers that did not make this election may still account, in 2014 calendar-year, for “corporate profits” (calculated in accordance with the new accounting rules) that are greater than “fiscal profits” (calculated according to the previous accounting rules). Therefore, the distribution of such an excess could be deemed taxable by the Brazilian tax authorities, in line with Opinion PGFN/CAT no. 202/13 and Normative Ruling no. 1,397/13. Notwithstanding, there would be grounds to sustain that the tax exemption set forth by Federal Law no. 9,249/95 is granted to all distributions of dividends, reason why the excess of “corporate profits” over “fiscal profits” could never be considered taxable. This is also the view of many Brazilian scholars, who have already opposed the understanding of the Brazilian tax authorities on the matter.

In the case at hand, the company did not elect to apply the rules of Federal Law no. 12,973/14 during the 2014 calendar-year, thus, at least theoretically, the company could have accounted for “corporate profits” in excess of “fiscal profits” in the mentioned calendar-year and, as a consequence, an issue could be raised with regard to the distribution of said excess profits. In practice, however, the company accounted for “corporate profits” in an amount lower than the “fiscal profits” accounted for in such calendar-year. Therefore, there should be no discussion as to the application of the tax exemption set forth by Federal Law no. 9,249/95 with regard to dividends paid out by the company related to profits earned in 2014.

Interest Attributable to Shareholders’ Equity

As from the enactment of Federal Law no. 9,249/95, as amended, a Brazilian corporation, such as our company, is allowed to make distributions to shareholders of interest on shareholders’ equity and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo — “TJLP”), as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

After the enactment of Federal Laws no. 11,638/07 and 11,941/09, it has become debatable as to whether the limitation for the deductibility of expenses related to interest on shareholders’ equity should take into consideration the accounting rules in force until December 31, 2007, or the new accounting rules introduced as from this date.

By means of Normative Ruling no. 1,397/13, the Brazilian tax authorities expressed their view that the computation of deductible interest on shareholders’ equity should take into consideration the Net Worth accounts reported in the company’s balance sheet in accordance with the previous accounting rules. Thus, payments based on the new accounting rules which exceeded the amounts derived from the application of the previous accounting rules (in force until December 31, 2007) would be deemed nondeductible for tax purposes (to the extent of the excess amount).

PM no. 62713 similarly provided in the sense that payments of interest on shareholders’ equity based on the new accounting rules would generally be not deductible (also to the extent of said excess amount), unless the payer elected to apply the rules of the PM during the 2014 fiscal year (as already mentioned, PM no. 627/13 was set to enter in force only in 2015).

However, upon the conversion of PM no. 627/13 into Federal Law no. 12,973, of May 13, 2014, the wording of rules related to the deductibility of interest on shareholders’ equity was altered, and it was recognized that the corresponding payments made between 2008 and 2014 are fully deductible, even if the payer did not make the mentioned election for the 2014 calendar-year.

Payments of interest on shareholders’ equity made to a Non-Resident Holder are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept.

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

Capital Gains

According to Federal Law no. 10,833, of December 29, 2003, gains deriving from the transfer of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to withholding income tax in Brazil.

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

In general, gains realized on the disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., the recently-enacted Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank.

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

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•                  exempt from income tax when assessed by a Non-Resident Holder that (1) has invested in Brazil under the rules set forth by the Brazilian Central Bank —  “Qualified Portfolio Investor” (in particular the National Monetary Council Resolution

no. 2,689, of January 26, 2000, in force until March 30, 2015, and Resolution no. 4,373, of September 29, 2014, which is set to replace Resolution no. 2,689/00) and (2) is not domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept; or

•                  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a Qualified Portfolio Investor, and of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized on a disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or of 25% in the case of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept. If these gains are related to transactions carried out on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against income tax due on any capital gain realized on the transaction.

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

A Non-Resident Holder of ADRs may cancel such ADRs and exchange them for common or preferred shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment before the Brazilian Central Bank, and as long as ADRs are not deemed to be “assets located in Brazil”.

The deposit of common or preferred shares by a Non-Resident Holder in exchange for ADRs may trigger Brazilian income tax on the capital gain presumably realized, at a rate of 15%, or 25% in the case of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. There are grounds to sustain, however, that such transaction should not trigger Brazilian income tax, provided that the appropriate rules are complied with in connection with the registration of the transaction before the Brazilian Central Bank.

There can be no assurance that the current favorable tax treatment granted to Qualified Portfolio Investors will continue in the future.

Tax Favorable Jurisdictions

The concept of “Tax Favorable Jurisdiction” is defined by Federal Law 9,430, of December 27, 1996, and included the countries or locations (1) that do not impose income tax, (2) where the maximum income tax rate is lower than 20% (such percentage may be reduced or restored by the Executive branch) or (3) whose laws do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents. Normative Ruling no. 1,037, of June 04, 2010, as amended, expressly lists the countries or locations that fit into such definition.

The same Federal Law no. 9,430/96, as amended by Federal Law no. 11,727, of June 23, 2008, also sets forth the concept of “Privileged Tax Regimes”; said regimes are also expressly listed by Normative Ruling no. 1,037/10. Notwithstanding, the mentioned concept does not seem relevant for purposes of determining the tax treatment applicable to investments made by Non-Resident Holders of common shares, preferred shares and ADRs, although one cannot completely disregard the risk that tax authorities argue otherwise.

Ordinance (“Portaria”) no. 488, issued by the Brazilian Ministry of Finance on November 28, 2014, lowered the threshold at which countries or locations are deemed to be “Tax Favorable Jurisdictions” (see item (2), above), from 20% to 17%.

Tax on Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/FX”) due on the liquidation of foreign exchange agreements related to the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into Brazilian reais.

Currently, as a general rule, IOF/FX is levied at the rate of 0.38%. There are, however, a number of exceptions to such general rule (as provided by Article 15-B of Decree no. 6,306, of December 14, 2007, as amended).

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

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2014 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares to the extent the U.S. holder has not held the Preferred Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred Shares are not counted toward meeting the 16-day holding period required by the statute. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation.

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

Foreign currency sensitivity analysis: as of December 31, 2014, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 185,571 thousands and R$ 107,659 thousands after the effects of changes in the net investment hedge described in note 15.g, as of December 31, 2014 (R$ 166,257 thousands and R$ 73,726 thousands of December 31, 2013, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

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

Interest rate sensitivity analysis: the interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 91,736 thousands as of December 31, 2014 (R$ 62,305 thousands as of December 31, 2013) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the year ended on December 31, 2014, totals R$ 425,463 thousands (R$ 398,630 thousands as of December 31, 2013) and the variation in the price of raw materials and other inputs totals R$ 249,120 thousands as of December 31, 2014 (R$ 247,804 thousands as of December 31, 2013). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2014, the depositary reimbursed the Company in the amount of US$ 1.9 million.

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2014, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective at the reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Andre Bier Gerdau Johannpeter, the Chief Financial Officer and Executive Vice President, André Pires de Oliveira Dias, the Legal and Compliance Vice President, Expedito Luz, the Financial and Planning and Business Development Director Harley Scardoelli and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no changes in our internal controls over Financial Reporting during the fiscal year 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2014, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014.

PricewaterhouseCoopers Auditores Independentes, an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers for the year ended December 31, 2014 and 2013:

	2014	2013
Audit fees	12,876	11,801
Audit-related fees	2,019	123
All other fees	3,254	138
Total	18,149	12,062

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

Other fees are mainly related to services provided to subsidiaries relating to tax compliance and tax services. The Company included as other fees a service agreement, dated February 17, 2014, between its subsidiary Gerdau Aços Longos S.A. and Strategy&, formerly Booz & Company, a company acquired on April 1, 2014 by PwC. The agreement had an approximate duration of

4 months and the services consisted of project consulting. The fees under said agreement amounted to R$ 2.8 million. Given the impartiality, objectiveness and independence demonstrated by the independent auditor with regard to its activities and to the subject-matter of the service agreement between Gerdau Aços Longos S.A. and Strategy&, the Board of Directors of Gerdau S.A. evaluated the merits of the potential conflict of interest in a meeting held on June 6, 2014, and, after considering the matter, decided that there was no reason to terminate the agreement.

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

The Company has a permanent Board of Auditors that consists of three up to five members and three up to five alternates and which has ordinary meetings every two months. The members of the Gerdau S.A.’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau S.A. believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter and which the Gerdau S.A. believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, Gerdau S.A. believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices - Board of Auditors”.

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

On January 19, 2015, the Board of Directors authorized the Company to acquire shares of its own issuance, within a period of up to 3 months from the date of the authorization, respecting the limit of 30,000,000 preferred shares GGBR4) or American Depositary Receipts — ADRs (GGB). This authorization has the purpose to attend the Long-Term Incentive Plan of the Company and its subsidiaries, keeping in Treasury, cancelling or further selling in the market. The acquisition will be supported by retained earnings, being the Board responsible to define the number of shares and the opportunity of each operation.

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

The Company is permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that it is required to avail itself of an appropriate exemption to the requirement to have a qualifying audit committee under Section 303A.06 of the Rules and its Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of its executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

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

ITEM 19.                                         FINANCIAL STATEMENTS AND EXHIBITS

(a)         Financial Statements

(b)         List of Exhibits

1.01	Bylaws of Gerdau S.A.*******

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

2.(a)(2)	Deposit Agreement dated July 1st, 2013, among the Company, the JPMORGAN CHASE BANK, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. *

2(b)(1)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Gerdau SA Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

11.01	Code of Ethics*****

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350 †

13.02	Certification pursuant to 18 U.S.C. Section 1350 †

23.01	Consent of PricewaterhouseCoopers Auditores Independentes

* Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-189475), filed with the Securities and Exchange Commission on June 20, 2013.

**Incorporated by reference to Exhibit 2(a)(1) to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on April 23, 2012

*** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-171217)  filed with the Securities and Exchange Commission on December 16, 2010.

**** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-179182)  filed with the Securities and Exchange Commission on January 26, 2012.

***** Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on April 23, 2012.

****** Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on April 23, 2012.

******* Incorporated by reference to Exhibit 1.01 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on March 24, 2014.

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

GERDAU S.A.

	By:	/s/ André Bier Gerdau Johannpeter
	Name:	André Bier Johannpeter
	Title:	Chief Executive Officer

	By:	/s/ André Pires de Oliveira Dias
	Name:	André Pires de Oliveira Dias
Dated: March 30, 2015	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2014 and 2013

and for each of the three years in the period

ended December 31, 2014

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

March 30, 2015

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and 2013

In thousands of Brazilian reais (R$)

	Note	2014	2013
CURRENT ASSETS
Cash and cash equivalents	4	3,049,971	2,099,224
Short-term investments Held for Trading	4	2,798,834	2,123,168
Trade accounts receivable - net	5	4,438,676	4,078,806
Inventories	6	8,866,888	8,499,691
Tax credits	7	686,958	716,806
Income and social contribution taxes recoverable		468,309	367,963
Unrealized gains on financial instruments	15	41,751	319
Other current assets		331,352	291,245
		20,682,739	18,177,222

NON-CURRENT ASSETS
Tax credits	7	78,412	103,469
Deferred income taxes	8	2,567,189	2,056,445
Related parties	18	80,920	87,159
Judicial deposits	17	1,430,865	1,155,407
Other non-current assets		375,732	220,085
Prepaid pension cost	19	196,799	555,184
Investments in associates and jointly-controlled entities	9	1,394,383	1,590,031
Goodwill	11	12,556,404	11,353,045
Other Intangibles	12	1,547,098	1,497,919
Property, plant and equipment, net	10	22,131,789	21,419,074
		42,359,591	40,037,818

TOTAL ASSETS		63,042,330	58,215,040

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and 2013

In thousands of Brazilian reais (R$)

	Note	2014	2013
CURRENT LIABILITIES
Trade accounts payable		3,236,356	3,271,419
Short-term debt	13	2,037,869	1,810,783
Debentures	14	—	27,584
Taxes payable	16	405,490	473,773
Income and social contribution taxes payable		388,920	177,434
Payroll and related liabilities		668,699	655,962
Dividends payable	21	119,318	119,455
Employee benefits	19	34,218	50,036
Environmental liabilities	20	23,025	15,149
Unrealized losses on financial instruments	15	—	274
Other current liabilities		858,901	634,761
		7,772,796	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	13	17,148,580	14,481,497
Debentures	14	335,036	386,911
Related parties	18	—	43
Deferred income taxes	8	944,546	1,187,252
Unrealized losses on financial instruments	15	8,999	3,009
Provision for tax, civil and labor liabilities	17	1,576,355	1,294,598
Environmental liabilities	20	93,396	90,514
Employee benefits	19	1,272,631	942,319
Other non-current liabilities		635,457	571,510
		22,015,000	18,957,653

EQUITY	21
Capital		19,249,181	19,249,181
Treasury stocks		(233,142)	(238,971)
Capital reserves		11,597	11,597
Retained earnings		11,366,957	10,472,752
Operations with non-controlling interests		(1,732,962)	(1,732,962)
Other reserves		3,539,188	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		32,200,819	30,339,079

NON-CONTROLLING INTERESTS		1,053,715	1,681,678

EQUITY		33,254,534	32,020,757

TOTAL LIABILITIES AND EQUITY		63,042,330	58,215,040

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

	Note	2014	2013	2012

NET SALES	23	42,546,339	39,863,037	37,981,668

Cost of sales	28	(37,406,328)	(34,728,460)	(33,234,102)

GROSS PROFIT		5,140,011	5,134,577	4,747,566

Selling expenses	28	(691,021)	(658,862)	(587,369)
General and administrative expenses	28	(2,036,926)	(1,953,014)	(1,884,306)
Other operating income	28	238,435	318,256	244,414
Other operating expenses	28	(150,542)	(140,535)	(180,453)
Impairment of assets	27	(339,374)	—	—
Gains in Joint ventures operations	3.2	636,528	—	—
Equity in earnings of unconsolidated companies	9	101,875	54,001	8,353

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,898,986	2,754,423	2,348,205

Financial income	29	276,249	292,910	316,611
Financial expenses	29	(1,397,375)	(1,053,385)	(952,679)
Exchange variations, net	29	(476,367)	(544,156)	(134,128)
Gain and losses on financial instruments, net	29	36,491	2,854	(18,547)

INCOME BEFORE TAXES		1,337,984	1,452,646	1,559,462

Current	8	(571,926)	(318,422)	(316,271)
Deferred	8	722,315	559,478	253,049
Income and social contribution taxes	8	150,389	241,056	(63,222)

NET INCOME		1,488,373	1,693,702	1,496,240

ATTRIBUTABLE TO:
Owners of the parent		1,402,873	1,583,731	1,425,633
Non-controlling interests		85,500	109,971	70,607
		1,488,373	1,693,702	1,496,240

Basic earnings per share - preferred and common - (R$)	22	0.82	0.93	0.84

Diluted earnings per share - preferred and common - (R$)	22	0.82	0.93	0.84

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

	2014	2013	2012
Net income for the year	1,488,373	1,693,702	1,496,240
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	81,015	168,848	106,147
Cumulative translation adjustment	1,839,739	2,458,233	1,764,698
Unrealized Losses on net investment hedge	(948,991)	(848,238)	(369,737)
Cash flow hedges
Unrealized Gains (Losses)	53,999	2,051	(2,129)
Reciclying to income	(59,988)	3,312	541
Unrealized Losses on available for sale securities			(76)
	965,774	1,784,206	1,499,444
Items that will not be reclassified subsequently to profit or loss
Remeasurement on defined benefit pension plan	(78,678)	205,325	(184,407)
	(78,678)	205,325	(184,407)
Other comprehensive income, net of tax	887,096	1,989,531	1,315,037

Total comprehensive income for the year, net of tax	2,375,469	3,683,233	2,811,277

Total comprehensive income attributable to:
Owners of the parent	2,248,178	3,519,435	2,686,916
Non-controlling interests	127,291	163,798	124,361
	2,375,469	3,683,233	2,811,277

The items in the statement of comprehensive income are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2014, 2013 and 2012

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2012 (Note 21)	19,249,181	(237,199)	11,597	407,615	428,465	7,799,159	(287,802)	—	(1,726,674)	1,696	(317,066)	—	(386,029)	54,526	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income	—	—	—	—	—	—		1,425,633	—	—	—	—	—	—	1,425,633	70,607	1,496,240
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(179,575)	—	—	(76)	(364,727)	(1,702)	1,807,363	—	1,261,283	53,754	1,315,037
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(179,575)	1,425,633	—	(76)	(364,727)	(1,702)	1,807,363	—	2,686,916	124,361	2,811,277
Shareholders transactions:
Treasury stocks	—	(63,613)	—	—	—	—	—	—	—	—	—	—	—	—	(63,613)	(4,744)	(68,357)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	29,498	29,498	517	30,015
Stock option exercised during the year	—	10,572	—	—	—	(5,303)	—	—	—	—	—	—	—	—	5,269	—	5,269
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(1,953)	—	—	—	—	—	(1,953)	(70,754)	(72,707)
Destination of net income proposed to the shareholders	—	—	—	71,282	62,426	883,732	—	(1,017,440)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(408,193)	—	—	—	—	—	—	(408,193)	(19,401)	(427,594)
Supplementary dividend	—	—	—	—	—	211	—	—	—	—	—	—	—	—	211	—	211
Balance as of December 31, 2012 (Note 21)	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917
2013 Changes in Equity
Net income	—	—	—	—	—	—	—	1,583,731	—	—	—	—	—	—	1,583,731	109,971	1,693,702
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	201,347	—	—	—	(843,859)	4,983	2,573,233	—	1,935,704	53,827	1,989,531
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	201,347	1,583,731	—	—	(843,859)	4,983	2,573,233	—	3,519,435	163,798	3,683,233
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	19,642	19,642	2,562	22,204
Stock option exercised during the year	—	51,269	—	—	—	(15,869)	—	—	—	—	—	—	—	—	35,400	65	35,465
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(4,335)	—	—	—	—	—	(4,335)	18,795	14,460
Destination of net income proposed to the shareholders	—	—	—	79,187	69,514	958,363	—	(1,107,064)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(476,667)	—	—	—	—	—	—	(476,667)	(55,855)	(532,522)
Balance as of December 31, 2013 (Note 21)	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	—	1,402,873	—	—	—	—	—	—	1,402,873	85,500	1,488,373
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(81,817)	—	—	—	(947,201)	(5,824)	1,880,147	—	845,305	41,791	887,096
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(81,817)	1,402,873	—	—	(947,201)	(5,824)	1,880,147	—	2,248,178	127,291	2,375,469
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	34,584	34,584	2,003	36,587
Stock option exercised during the year	—	5,829	—	—	—	(698)	—	—	—	—	—	—	—	—	5,131	355	5,486
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(664,767)	(664,767)
Destination of net income proposed to the shareholders	—	—	—	70,144	51,126	855,462	—	(976,732)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(426,141)	—	—	—	—	—	—	(426,141)	(92,845)	(518,986)
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—	(12)	—	(12)
Balance as of December 31, 2014 (Note 21)	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	(347,847)	—	(1,732,962)	1,620	(2,472,853)	(2,543)	5,874,714	138,250	32,200,819	1,053,715	33,254,534

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

	Note	2014	2013	2012

Cash flows from operating activities
Net income for the year		1,488,373	1,693,702	1,496,240
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	28	2,227,396	2,029,507	1,827,499
Impairment of Assets	27	339,374	—	—
Equity in earnings of unconsolidated companies	9	(101,875)	(54,001)	(8,353)
Exchange variation, net	29	476,367	544,156	134,128
(Gains) Losses on financial instruments, net	29	(36,491)	(2,854)	18,547
Post-employment benefits		200,699	95,514	38,665
Stock based remuneration		39,614	38,223	36,699
Income tax	8	(150,389)	(241,056)	63,222
(Gains) Losses on disposal of property, plant and equipment and investments		(48,639)	(133,593)	7,890
Gains in Joint ventures operations	3.2	(636,528)	—	—
Allowance for doubtful accounts	5	49,890	47,345	50,084
Provision for tax, labor and civil claims	17	281,876	205,167	171,264
Interest income on investments	29	(144,723)	(135,040)	(155,638)
Interest expense on loans	29	1,178,034	901,273	811,416
Interest on loans with related parties	18	(2,743)	(1,573)	(1,594)
Provision for net realisable value adjustment in inventory	6	63,440	56,752	141,121
Release of allowance for inventory against cost upon sale of the inventory	6	(69,502)	(61,453)	(86,710)
		5,154,173	4,982,069	4,544,480
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable		(36,468)	(23,790)	168,134
(Increase) Decrease in inventories		(173,191)	1,018,398	(264,366)
Decrease in trade accounts payable		(251,911)	(128,942)	(522,870)
(Increase) Decrease in other receivables		(701,550)	120,645	(664,819)
Increase (Decrease) in other payables		280,187	162,863	(314,906)
Dividends from jointly-controlled entities		95,600	63,073	47,667
Purchases of trading securities		(3,028,974)	(3,360,144)	(2,060,511)
Proceeds from maturities and sales of trading securities		2,544,895	2,481,935	4,444,636
Cash provided by operating activities		3,882,761	5,316,107	5,377,445

Interest paid on loans and financing		(859,821)	(810,362)	(698,070)
Income and social contribution taxes paid		(452,079)	(407,333)	(335,328)
Net cash provided by operating activities		2,570,861	4,098,412	4,344,047

Cash flows from investing activities
Additions to property, plant and equipment	10	(2,266,702)	(2,598,265)	(3,127,256)
Proceeds from sales of property, plant and equipment, investments and other intangibles		1,067,938	237,203	35,334
Additions to other intangibles	12	(141,956)	(158,395)	(156,805)
Advance for capital increase in jointly-controlled entity	9	—	(77,103)	(206,214)
Cash and cash equivalents consolidated in business combinations		—	—	16,916
Payment for business acquisitions, net of cash of acquired entities	3.5	—	(55,622)	—
Increase in controlling interest in associated companies	3.5	—	(51,383)	—
Net cash used in investing activities		(1,340,720)	(2,703,565)	(3,438,025)

Cash flows from financing activities
(Reduction) Increase of capital by non-controlling interests		(550,000)	383,788	(116,685)
Purchase of treasury shares		—	—	(44,932)
Proceeds from exercise of shares		5,483	35,465	5,269
Dividends and interest on capital paid		(455,139)	(426,988)	(523,076)
Proceeds from loans and financing		2,771,048	5,011,654	1,767,350
Repayment of loans and financing		(2,173,555)	(5,223,100)	(2,105,228)
Intercompany loans, net		8,939	46,933	(18,992)
Increase in controlling interest in subsidiaries	3.5	(130,199)	(33,090)	—
Put-Options on non-controlling interest		—	(599,195)	—
Net cash used in financing activities		(523,423)	(804,533)	(1,036,294)

Exchange variation on cash and cash equivalents		244,029	71,675	90,908

Increase (Decrease) in cash and cash equivalents		950,747	661,989	(39,364)
Cash and cash equivalents at beginning of year		2,099,224	1,437,235	1,476,599
Cash and cash equivalents at end of year		3,049,971	2,099,224	1,437,235

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. With more than 120 thousand shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 30, 2015.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective for December 31, 2014.

a) Investments in Subsidiaries

The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. The Company controls an entity when it is exposed or has the right to variable returns arising from their involvement with the entity and has the ability to affect those returns due to the power exercised over the entity. Subsidiaries are consolidated until the date on which control exists.

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

b) Investments in Joint ventures and Associate Companies

Joint ventures are those in which the control is held jointly by the Company and one or more partners. An associate company is one in which the Company exercises significant influence, but over which it does not have control. Investments in joint ventures and associate companies are recorded under the equity method.

c) Equity Method

According to this method, investments are recognized in the consolidated balance sheet at acquisition cost and are adjusted subsequently based on the Company’s share in the earnings and in other changes in the net assets of the investees. The balances of the investments can also be reduced due to impairment losses. Furthermore, dividends received from these companies are recorded as reductions in the value of the investments.

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

d) Hyperinflation in Venezuela

Venezuela is considered a hyperinflationary economy and, for this reason, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela. The exchange rate used to translate the Venezuela subsidiary financial statements from local currency (Bolívar Forte) to Real considers the local exchange rate known as SICAD 1, which is used in conversions from Bolívar Forte to American Dollar as a reference to local currency translation into Real. This rate is equivalent to 4.5177 Bolívar Forte to each 1 Real as of December 31, 2014.

2.3 - Financial Assets

The Company measures its derivative financial instruments based on their fair value on the balance sheet date, being the most relevant indications of fair value the quotations obtained from market participants. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would have settled the transactions on the balance sheet date.

The Company classifies its financial assets, upon initial recognition, in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale (if applicable). The classification depends on the objective for which the financial assets where acquired, as detailed in Note 15.

a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading and include Bank Deposit Certificates and marketable securities. Financial assets at fair value through profit or loss are initially recognized at fair value and the transaction costs are expensed immediately in the income statement.

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

c) Derivative financial instruments and hedging activities

Initially, derivatives are recognized at fair value on the date a derivative contract is entered into and are, subsequently, remeasured to their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated or not as a hedging instrument and for which hedge accounting has been adopted. If this is the case, the method also depends on the nature of the item being hedged as well as the effectiveness of the hedging relationship. As described in note 15, the Company applies hedge accounting.

d) Derivatives at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized immediately in the income statement under “Gains and losses on financial instruments, net”.

e) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less with insignificant risk of changes in fair value and are stated at cost plus accrued interest, when applicable.

f) Short and Long-term Investments

Held for trading securities are stated at fair value and recognized through profit and loss (held for trading), since the purpose of the investment is to earn short-term gains. Interest, monetary adjustments, and exchange variation, when applicable, as well as changes in fair value are recognized in the income statement when incurred.

g) Trade Accounts Receivable

Trade accounts receivable are stated at amortized cost and accounts receivable from foreign customers are translated based on the exchange rates in effect at the balance sheet date. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, the individual situation of each customer and the situation of the economic group to which they belong, available collateral and guarantees and the opinion of legal counsel. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided in note 5.

h) Impairment of Financial Assets

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

2.6 — Goodwill

Goodwill represents the excess at the date of acquisition of the acquisition cost over the fair value of net assets acquired, liabilities assumed, contingent liabilities and the fair value of non-controlling interest of a subsidiary, joint venture or associate.

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

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset and registered on cost of sales. Customer and supplier relationship intangible assets are amortized based on an accelerated method that considers the expected future economic benefit provided by customers and suppliers acquired over time.

The Company reviews the amortization period and amortization method for intangible assets with definite useful lives at the end of each year.

2.8 — Provision for Impairment of Assets and Reversal of Impairment

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

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset (Impairment). The reduction to the recoverable amount of the asset is recorded as an expense. Except for an impairment of goodwill, a reversal of a previously recorded impairment loss is required. Reversal in these circumstances is limited to the amount of the depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded, as discussed in note 27.2.

The Company does not believe there is a reasonable likelihood that may occur a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

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

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reclassified immediately to the statement of income. Additionally, changes in the fair value of financial instruments not designated for hedge accounting are recognized in the Gain and losses on financial instruments, net, account in the income statement.

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

2.16 - Investments in Environmental Protection and Environmental liabilities

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value when the aggregate amount of the obligation and the amount and timing of cash disbursements are established or can be reliably estimated.

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

2.17 - Use of Estimates and judgments

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions and judgment to apply accounting policies. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates and judgment with respect to the recoverable amount of long-lived assets (note 27), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), estimates and judgment in selecting interest rates, return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits (note 19), and estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 24). Actual results could differ from those estimates.

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

c) Increases/decreases in non-controlling interests

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

2.19 — Segment Information

The Gerdau Executive Committee, which is composed of the most senior officers of the Company, is responsible for managing the business.

The Company’s segments are as follows: Brazil Operations (includes operations in Brazil, except Special Steels, and the operation of metallurgical coal and coke in Colombia), Iron Ore Operations, North America Operations (includes all operations in North America, except those of Mexico and Special Steels), Latin America Operations (includes all operations in Latin America, except Brazil and the operation of metallurgical coal and coke in Colombia) and Special Steel Operations (including special steel operations in Brazil, Spain, the United States and India).

2.20 — Earnings per Share

In compliance with IAS 33, Earnings per Share, the tables presented in note 22 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments that were excluded from the calculation of diluted EPS because they were antidilutive.

2.21 — Long-term incentive plans

The Company settles the stock options plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company has also granted the following long-term incentive plans: Stock Options, Restricted Shares, Share Appreciation Rights and Performance Shares, as presented in note 24.

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The following IFRS standards had their optional or mandatory adoption beginning on January 1, 2014 and did not impact the Company’s Financial Statements:

• Amendments to IAS 32 - Offsetting Financial Assets and Financial Liabilities. Addresses issues related to the offsetting of financial assets and liabilities

• Revised IFRS 10, IFRS 12 and IFRS 27 - Investment Entities. Define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity.

• IFRIC 21 - Levies. Addresses aspects related to the recognition of a liability to pay a levy that is accounted for in accordance with IAS 37.

• Amendments to IAS 36 - Recoverable Amount Disclosures for Non-Financial Assets. Requires the disclosure of the discount rates of the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.

• Amendments to IAS 39 - Novation of Derivatives and Continuation of Hedge Accounting. Has the objective to clarify when an entity is required to discontinue hedge accounting, in situations where the hedging instrument expires or is sold, terminated or exercised.

• Amendments to IAS 27 - Equity Method in Separate Financial Statements. Has the objective to allow the entity to account for its investments in subsidiaries, joint ventures and associates using the equity method in its Separate financial statements.

IFRS Standards and Interpretations of standards not yet in force and did not have early adoption by the Company until December 31, 2014:

• IFRS 9 - Financial Instruments. Has the objective to replace the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015.

• Amendments to IFRS 9 and IFRS 7 - Mandatory Effective Date and Transition Disclosures. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement.

• IFRS 14 — Regulatory Deferral Accounts. Determine the recognition of regulatory assets and liabilities at the first adoption of the IFRS. This standard is effective for annual periods beginning on or after January 1, 2016.

• Amendments to IFRS 11 — Joint Arrangements. The amendment of IFRS 11 seek to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3. The revised standard is effective for years beginning on or after January 1, 2016.

• Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization. The amendment of IAS 16 and IAS 38 seek to clarify the depreciation and amortization methods, aligned with the concept of expected future economic benefits from the use of the asset over its economic useful life. These revised standards are effective for years beginning on or after January 1, 2016.

• IFRS 15 - Revenue from Contracts with Customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. This standard is effective for years beginning on or after January 1, 2017.

• Amendments to IAS 16 and IAS 41- Agriculture: Bearer Plants. The amendment of IAS 16 and IAS 41 has the objective to include in IAS 16 the concept of bearer plants and determine their recognition as fixed assets. These revised standards are effective for years beginning on or after January 1, 2016.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. This standard is effective for annual reporting periods beginning on or after January 1, 2018.

• Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between and Investor and its Associate or Joint Venture. Has the objective to establish accounting treatment for transactions with assets between an investor and associate or jointly controlled entity. These revised standards are effective for annual periods beginning on or after January 1, 2016.

• Amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34 - Annual Improvements to IFRSs. These revised standards are effective for years beginning on or after January 1, 2016.

• Amendments to IAS 1 — Disclosure Initiative. Provides guidance related to changes in the set of financial statements of an entity. This revised standard is effective for years beginning on or after January 1, 2016.

• Amendments to IFRS 10, IFRS 12 and IAS 28 — Investment Entities: Applying the Consolidation Exception. Provides disclosure requirements of financial statements for investment entities. These revised standards are effective for annual periods beginning on or after January 1, 2016.

The Company evaluated the standards and revised standards above and estimates no significant accounting impacts on its Consolidated Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2014	2013	2012

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	95.85	95.22	93.98
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	94.34	93.48	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	88.74	60.09	53.10
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	100.00	100.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	97.17	96.74	95.94
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	100.00	100.00	99.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	86.66
Diaco S.A. and subsidiary (8)	Colombia	99.71	99.71	99.57
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.83	98.38	94.69

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Gerdau Aceros Especiales Europa.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda

(7) Subsidiaries: LuxFin Participation S.L., Bogey Holding Company Spain S.L. and Bogey Servicios Corporativos S.L..

(8) Subsidiaries: Laminados Andinos S.A. and Cyrgo S.A..

(9) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(10) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	2014	2013	2012
Gallatin Steel Company	USA	—	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	50.00	50.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	45.00	—	—

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

On October 8, 2014, the Company concluded the sale of its interest of 50% held on the jointly-controlled entity Gallatin Steel Company (Gallatin) for the amount of R$ 937.8 million. Gallatin is a flat rolled mini-mill located in Gallatin County, Kentucky, USA that melts scrap, pig iron and hot briquetted iron from various sources, and processes the material to produce flat rolled steel. The gain from the sale of this interest was R$ 636,528 and was recognized in Income, in the item “Gains in Joint ventures operations”.

On October 16, 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the jointly-controlled entity Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tons/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 45% interest on Gerdau Metaldom Corp.. This transaction was recorded on fair value basis , which was substantially equivalent to the book value of the previous investment.

The summarized financial information of the jointly-controlled entities, accounted for under the equity method, is shown on a combined basis as follows:

	Jointly-controlled entities
	2014	2013
Net income	262,608	67,893
Total comprehensive income	262,608	67,893

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	2014	2013	2012
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries	Dominican Rep.	0.00	79.97	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries	Mexico	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries	Guatemala	30.00	30.00	30.00
Maco Holdings Ltda.	Brazil	—	—	46.58

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A. and Multisteel Business Holding Corp., it does not consolidate the financial statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from controlling the decisions in conducting the associate’s business.

Armacero Industrial e Comercial S.A. is an associate company and none of its equity holders control the company. The remaining interest in this company is held by another partner and there is no shareholders’ agreement providing joint-control.

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate Companies
	2014	2013
Net income	51,136	51,209
Total comprehensive income	51,136	51,209

3.4 — Acquisition of additional interest in subsidiaries and business combinations

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

The gain of R$ 2,952 recognized in the statement of income referred to above has been determined as follows:

Estimated fair value of the previously held 91.28% interest in Kalyani Gerdau Steel Ltds (“Kalyani”) as of July 7, 2012	R$	261,910

Less:
Carrying amount of the investment in the joint venture Kalyani recorded under “Investment in associates and joint ventures” as of July 7, 2012	R$	(146,720)
Carrying amount of the advances for capital increases in Kalyani recorded under “Advance for capital increase in joint ventures” as of July 7, 2012	R$	(104,215)
Sub-total carrying amount	R$	(250,935)

Excess of fair value over carrying amount	R$	10,975

Less:
Cumulative translation adjustment (loss) recycled to the income statement related to the Kalyani joint venture net of tax effect	R$	(8,031)
Rounding effect	R$	8

Gain recognized in the income statement upon obtaining control of Kalyani	R$	2,952

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

b) Cycle Systems

a) On January 31, 2013, the Company acquired certain operating assets and assumed certain operating liabilities from Cycle Systems, Inc. (“Cycle Systems”) in the amount of US$ 13,610 thousands (equivalent to R$ 27,061 at the acquisition date). Cycle Systems, headquartered in Roanoke, Va. operates nine scrap yard locations throughout Virginia, including a “Shredder” and a number of feeder yards, processing approximately 185,000 tons of scrap per year.

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

d) Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau Aços Longos S.A.

The Company acquired from its parent company Metalúrgica Gerdau S.A. an additional interest of 0.63%, 0.43% and 0.86% in Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau Aços Longos S.A., respectively. The amount paid on the operation was R$ 130.199.

e) Gerdau Steel India Ltd.

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

f) Gerdau Hungria Holdings LLC

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

3.5 - Acquisition of additional interest in associated companies

a) Multisteel Business Holdings Corp.

In 2013 the Company acquired an additional interest of 30.97% in the associate Multisteel Business Holdings Corp., holding 79.97% of interest in the associate. Control was not characterized due to the shareholders’ agreement that granted veto rights to the other shareholder on important matters of the associate. The amount paid for the transaction was US$ 22,131 thousand (R$ 51,383 at the acquisition date). The assets fair value is close to the amount paid in the acquisition.

3.6 - Total cash paid for business combinations and increases of interest in subsidiaries in the years ended December 31, 2014, 2013 and 2012

Companies / interest acquired	2014	2013
Acquisitions
Cycle Systems Inc.	—	26,361
Cyrgo S/A	—	29,261
	—	55,622
Interest increase in subsidiaries
Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau Aços Longos S.A.	130,199	—
Gerdau Steel India Ltd.	—	18,151
Gerdau Hungria Holdings LLC	—	14,939
	130,199	33,090
Interest increase in associate company
Multisteel Business Holdings Corp.	—	51,383
	—	51,383

There was no cash paid for business combinations and increases in already controlled subsidiaries in the year ended December 31, 2012.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2014	2013
Cash	7,155	7,385
Banks and immediately available investments	3,042,816	2,091,839
Cash and cash equivalents	3,049,971	2,099,224

	2014	2013
Held for trading	2,798,834	2,123,168
Short-term investments	2,798,834	2,123,168

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2014	2013
Trade accounts receivable - in Brazil	1,513,449	1,378,989
Trade accounts receivable - exports from Brazil	247,772	318,453
Trade accounts receivable - foreign subsidiaries	2,776,269	2,480,985
(-) Allowance for doubtful accounts	(98,814)	(99,621)
	4,438,676	4,078,806

Accounts receivable by aging are as follows:

	2014	2013
Current	3,329,802	3,104,238
Past-due:
Up to 30 days	727,323	730,309
From 31 to 60 days	174,509	126,886
From 61 to 90 days	59,009	39,739
From 91 to 180 days	84,901	81,829
From 181 to 360 days	95,239	43,085
Above 360 days	66,707	52,341
(-) Allowance for doubtful accounts	(98,814)	(99,621)
	4,438,676	4,078,806

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2012	(62,236)
Provisions for bad debt during the year	(50,763)
Recoveries in the year	789
Write-offs	26,934
Exchange variation	(110)
Balance as of December 31, 2012	(85,386)
Provisions for bad debt during the year	(53,316)
Recoveries in the year	5,971
Write-offs	32,982
Exchange variation	128
Balance as of December 31, 2013	(99,621)
Provisions for bad debt during the year	(53,926)
Recoveries in the year	4,036
Write-offs	50,691
Exchange variation	6
Balance as of December 31, 2014	(98,814)

NOTE 6 - INVENTORIES

	2014	2013
Finished products	4,039,615	3,493,293
Work in progress	1,799,380	1,784,136
Raw materials	1,873,287	1,951,425
Storeroom supplies	656,459	842,646
Advances to suppliers	285,146	176,412
Imports in transit	279,364	325,055
(-) Allowance for adjustments to net realizable value	(66,363)	(73,276)
	8,866,888	8,499,691

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2012	(13,347)
Provision for the year	(141,121)
Write-offs	86,710
Exchange rate variation	(4,111)
Balance as of December 31, 2012	(71,869)
Provision for the year	(56,752)
Write-offs	61,453
Exchange rate variation	(6,108)
Balance as of December 31, 2013	(73,276)
Provision for the year	(63,440)
Write-offs	69,502
Exchange rate variation	851
Balance as of December 31, 2014	(66,363)

NOTE 7 — TAX CREDITS

	2014	2013
Current
ICMS (state VAT)	145,477	137,897
Social security financing	291,210	266,077
Financing of social integration program	59,041	58,792
IPI (federal VAT)	48,034	65,958
IVA (value-added tax)	94,503	157,093
Others	48,693	30,989
	686,958	716,806
Non-current
ICMS (state VAT)	72,455	94,671
Social security financing	2,183	3,643
Financing of social integration program and Others	3,774	5,155
	78,412	103,469
	765,370	820,275

The estimates of realization of non-current tax credits are as follows:

	2014	2013
2015	—	34,265
2016	25,010	32,422
2017	25,010	32,422
2018	25,010	4,360
2019 on	3,382	—
	78,412	103,469

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2013, 2012 and 2011. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 21% and

38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2014	2013	2012
Income before income taxes	1,337,984	1,452,646	1,559,462
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(454,915)	(493,900)	(530,217)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	275,612	269,466	154,713
- Equity in earnings of unconsolidated companies	34,638	18,360	2,840
- Interest on equity	76,919	119,773	40,264
- Tax credits and incentives	24,885	35,880	38,449
- Capital Gain*	—	—	(122,121)
- Tax deductible goodwill recorded in statutory books	358,835	358,835	358,835
- Non-recurring effects	(81,675)	(69,290)	(18,166)
- Tax payment program on foreign generated profits	(87,759)	—	—
- Other permanent differences, net	3,849	1,932	12,181
Income and social contribution taxes	150,389	241,056	(63,222)
Current	(571,926)	(318,422)	(316,271)
Deferred	722,315	559,478	253,049

* On December 27, 2012 the Company exchanged with its subsidiary Gerdau Aços Longos its interest in Gerdau Comercial de Aços for an additional interest previously hold by Gerdau Aços Longos in Gerdau Internacional Empreendimentos. The disposal of the interest in Gerdau Comercial de Aços generated a taxable capital gain. The exchange was planned and consummated during 2012 as part of an internal corporate restructuring of some of its subsidiaries in Brazil.

In July 2014, the subsidiary Gerdau Internacional Empreendimentos Ltda., opted for the program of special payment of taxes, called REFIS of Foreign Generated Profits. The subsidiary registered the complement of income and social contribution taxes in Brazil due to foreign generated profits up to 2013 and decided for the payment of this amount. The net effect on the Consolidated Statement of Income was R$ 87,759. The company opted to keep the administrative defenses of tax assessments for the years from 2005 to 2007, taking into consideration that the evaluation of its legal counsel is a possible loss.  Refer to note 17 II (a.2) for additional informationb) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 1, 2012	Recognized in income	Business combination	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2012

Tax loss carryforward	419,099	(3,091)	—	—	342,378	758,386
Social contribution tax losses	116,245	(3,514)	—	—	—	112,731
Provision for tax, civil and labor liabilities	293,528	60,197	—	—	3,498	357,223
Benefits granted to employees	282,246	(14,102)	—	95,777	35,337	399,258
Other temporary differences	131,663	(63,082)	—	—	60,088	128,669
Deferred exchange variance*	—	180,573	—	—	—	180,573
Provision for losses	61,010	(7,903)	—	—	3,480	56,587
Fair value adjustments on businesses acquired	(1,614,549)	103,971	(8,485)	—	(60,027)	(1,579,090)
	(310,758)	253,049	(8,485)	95,777	384,754	414,337

Non-current assets	1,547,967					2,210,300
Non-current liabilities	(1,858,725)					(1,795,963)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2012	Recognized in income	Others	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2013

Tax loss carryforward	758,386	89,823	—	—	100,161	948,370
Social contribution tax losses	112,731	12,876	(3,914)	—	—	121,693
Provision for tax, civil and labor liabilities	357,223	84,762	—	—	2,394	444,379
Benefits granted to employees	399,258	(18,063)	—	(61,272)	1,797	321,720
Other temporary differences	128,669	(28,479)	—	—	41,026	141,216
Deferred exchange variance*	180,573	343,108	—	—	—	523,681
Provision for losses	56,587	(10,456)	—	—	(82)	46,049
Fair value adjustments on businesses acquired	(1,579,090)	85,907	—	—	(184,732)	(1,677,915)
	414,337	559,478	(3,914)	(61,272)	(39,436)	869,193

Non-current assets	2,210,300					2,056,445
Non-current liabilities	(1,795,963)					(1,187,252)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2013	Recognized in income	Others	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2014

Tax loss carryforward	948,368	56,168	(25,392)	—	24,297	1,003,441
Social contribution tax losses	121,695	26,623	509	—	—	148,827
Provision for tax, civil and labor liabilities	444,379	83,616	—	—	(264)	527,731
Benefits granted to employees	321,720	(41,188)	—	131,559	19,237	431,328
Other temporary differences	141,216	50,310	—	—	19,083	210,609
Deferred exchange variance*	523,681	351,061	—	—	—	874,742
Provision for losses	46,049	7,878	—	—	1,011	54,938
Fair value adjustments on businesses acquired	(1,677,915)	187,847	—	—	(138,905)	(1,628,973)
	869,193	722,315	(24,883)	131,559	(75,541)	1,622,643

Non-current assets	2,056,445					2,567,189
Non-current liabilities	(1,187,252)					(944,546)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2014	2013
2014	—	217,134
2015	232,745	163,495
2016	172,028	163,573
2017	172,344	321,843
2018	467,524	202,045
2019 on	1,522,548	988,355
	2,567,189	2,056,445

	Liabilities
	2014	2013
2014	—	(68,500)
2015	(29,997)	(174,760)
2016	(174,362)	(163,952)
2017	(148,274)	(130,191)
2018	(93,956)	(97,625)
2019 on	(497,957)	(552,224)
	(944,546)	(1,187,252)

d) Tax Assets not booked:

The Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 300,964 (R$ 246,621 as of December 31, 2013), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries in North America had R$ 232,213 (R$ 294,142 as of December 31, 2013) of tax credits on capital losses which deferred tax assets have not been booked and which expire in 2029 and also several tax losses of state credits in the amount of R$ 496,359 (R$ 321,365 as of December 31, 2013), which expire at various dates between 2015 and 2034.

e) Effects of Law 12.973/14 in force:

On May 13, 2014 the Provisional Measure 627 was converted into Law 12.973/14, confirming the repeal of the Transition Tax Regime (RTT) from 2015 on, with an option to anticipate its effects for 2014. The Company completed its examination on the impacts from the provisions of this Law, both in its financial statements, as in its internal control structure. Considering that the result of this analysis did not show material tax effects, the Company decided to early adopt the rules and provisions of the new legislation in the year 2014 only to the subsidiary Gerdau Internacional Empreendimentos Ltda..

NOTE 9 – INVESTMENTS

I) Associates and joint ventures

	Joint Ventures				Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Total
Balance as of January 01, 2012	266,520	49,488	—	21,745	123,797	19,784	222,057	223,736	322,829	104,045	1,290	1,355,291
Equity in earnings	28,757	(5,957)	—	(17,102)	18,335	(548)	(17,501)	5,689	(10,344)	7,024	—	8,353
Cumulative Translation Adjustment	25,420	8,476	—	(17,515)	—	4,090	18,834	37,616	29,226	—	—	106,147
Capital increase	—	—	—	159,592	—	—	—	—	—	—	—	159,592
Dividends/Interest on equity	(42,486)	—	—	—	(3,280)	—	—	—	—	(11,292)	—	(57,058)
Reclassification of goodwill upon			—
acquisition of control	—	—	—	28,389	—	—	—	—	—	—	—	28,389
Acquisition of control (note 3.4)	—	—	—	(175,109)	—	—	—	—	—	—	—	(175,109)
Balance as of December 31, 2012	278,211	52,007	—	—	138,852	23,326	223,390	267,041	341,711	99,777	1,290	1,425,605
Equity in earnings	46,800	(10,755)	—	—	17,586	(2,181)	(1,114)	(8,180)	10,582	1,263	—	54,001
Cumulative Translation Adjustment	38,804	11,036	—	—	—	4,975	35,905	37,342	40,786	—	—	168,848
Capital reduction	—	—	—	—	—	—	—	—	—	(26,663)	—	(26,663)
Acquisition/disposal of investment	—	—	—	—	—	—	51,383	—	—	(74,377)	—	(22,994)
Fair value allocation on investment	—	—	—	—	—	—	(22,796)	—	—	—	—	(22,796)
Capital increase	—	77,103	—	—	—	—	—	—	—	—	—	77,103
Dividends/Interest on equity	(37,051)	—	—	—	(23,521)	—	—	—	(2,501)	—	—	(63,073)
Balance as of December 31, 2013	326,764	129,391	—	—	132,917	26,120	286,768	296,203	390,578	—	1,290	1,590,031
Equity in earnings	71,518	(11,507)	7,389	—	23,765	(5,062)	17,923	1,029	(3,180)	—	—	101,875
Cumulative Translation Adjustment	(8,405)	(7,954)	30,942	—	—	(807)	15,502	1,177	50,269	—	291	81,015
Capital increase	—	—	37,678	—	—	—	—	—	—	—	—	37,678
Mergers	—	—	288,272	—	—		(288,272)	—	—	—	—	—
Impairment of assets	—	—	—	—	—		(31,921)	—	—	—	—	(31,921)
Disposal of investment	(288,695)	—	—	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(61,030)	—	—	—	(32,471)	—	—	—	(2,099)	—	—	(95,600)
Balance as of December 31, 2014	40,152	109,930	364,281	—	124,211	20,251	—	298,409	435,568	—	1,581	1,394,383

Composition of Goodwill by associate and joint ventures

	2014	2013	2012
Dona Francisca Energética S.A.	17,071	17,071	17,071
Grupo Multisteel Business Holding Corp.	—	30,396	46,195
Corsa Controladora S.A. de C.V.	187,981	186,419	163,269
Corporación Centroamericana del Acero, S.A.	261,362	230,504	199,835
	466,414	464,390	426,370

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Gross cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2012	6,758,523	21,128,949	568,132	2,177,447	1,035,992	31,669,043
Additions	83,165	213,850	23,795	2,717,522	88,924	3,127,256
Capitalized interest	—	—	—	94,532	—	94,532
Transfers	164,030	719,649	120,170	(903,802)	(100,047)	—
Disposals	(51,849)	(227,115)	(17,110)	(65,302)	(52,273)	(413,649)
Business Combination	91,603	162,638	1,792	101,115	1,530	358,678
Fair value allocation	—	—	—	—	14,941	14,941
Foreign exchange effect	355,622	997,330	21,574	172,693	37,114	1,584,333
Balances as of December 31, 2012	7,401,094	22,995,301	718,353	4,294,205	1,026,181	36,435,134
Additions	88,225	113,164	8,091	2,311,817	76,968	2,598,265
Capitalized interest	—	—	—	114,032	—	114,032
Transfers	604,179	2,502,103	(62,614)	(3,148,483)	104,815	—
Disposals	(47,292)	(285,374)	(8,203)	(14,181)	(28,435)	(383,485)
Business Combination	4,613	10,739	137	—	3,678	19,167
Foreign exchange effect	429,292	1,399,969	40,903	180,226	50,334	2,100,724
Balances as of December 31, 2013	8,480,111	26,735,902	696,667	3,737,616	1,233,541	40,883,837
Additions	41,207	7,994	10,900	2,126,112	80,489	2,266,702
Capitalized interest	—	—	—	132,269	—	132,269
Transfers	397,150	1,463,771	35,302	(1,907,562)	11,339	—
Disposals	(57,777)	(580,134)	(13,930)	(139,306)	(36,766)	(827,913)
Foreign exchange effect	223,074	806,541	26,516	116,498	8,010	1,180,639
Balances as of December 31, 2014	9,083,765	28,434,074	755,455	4,065,627	1,296,613	43,635,534

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2012	(2,519,623)	(11,058,011)	(458,556)	—	(337,782)	(14,373,972)
Depreciation, amortization and depletion	(223,015)	(1,356,762)	(47,556)	—	(44,945)	(1,672,278)
Transfers	(1,798)	(2,986)	(58,275)	—	63,059	—
Disposals	3,295	97,325	17,207	—	48,432	166,259
Foreign exchange effect	(109,902)	(711,216)	(16,057)	—	(27,787)	(864,962)
Balances as of December 31, 2012	(2,851,043)	(13,031,650)	(563,237)	—	(299,023)	(16,744,953)
Depreciation, amortization and depletion	(275,102)	(1,510,291)	(42,003)	—	(54,134)	(1,881,530)
Transfers	(3,545)	4,553	34,449	—	(35,457)	—
Disposals	19,353	113,004	6,727	—	37,854	176,938
Foreign exchange effect	(157,114)	(776,200)	(46,924)	—	(34,980)	(1,015,218)
Balances as of December 31, 2013	(3,267,451)	(15,200,584)	(610,988)	—	(385,740)	(19,464,763)
Depreciation, amortization and depletion	(305,995)	(1,591,703)	(42,231)	—	(76,205)	(2,016,134)
Transfers	(1,115)	911	171	—	33	—
Disposals	27,433	441,774	12,217	—	72,892	554,316
Foreign exchange effect	(71,069)	(475,730)	(23,952)	—	(6,413)	(577,164)
Balances as of December 31, 2014	(3,618,197)	(16,825,332)	(664,783)	—	(395,433)	(21,503,745)

Net property, plant and equipment
Balances as of December 31, 2012	4,550,051	9,963,651	155,116	4,294,205	727,158	19,690,181
Balances as of December 31, 2013	5,212,660	11,535,318	85,679	3,737,616	847,801	21,419,074
Balances as of December 31, 2014	5,465,568	11,608,742	90,672	4,065,627	901,180	22,131,789

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 862,244 as of December 31, 2014 (R$ 615,997 and R$ 525,220 as of December 31, 2013 and 2012, respectively).

c) Impairment of property, plant and equipment — At December 31, 2014, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized in prior years is R$ 41,944 for land, buildings and construction (R$ 39,865 as of December 31, 2013) and R$ 205,101 for machines, equipment and installations (R$ 14,128 as of December 31, 2013). The amounts for the years presented on the table above are included in the “Disposals” row.

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2012	9,370,268	(214,479)	9,155,789
(+/-) Foreign exchange effect	855,606	(17,371)	838,235
(+) Reclassification upon acquisition of control	28,389	—	28,389
(+) Additions	10,983	—	10,983
Balance as of December 31, 2012	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	1,324,790	(32,435)	1,292,355
(+) Additions (Note 3.4)	27,294	—	27,294
Balance as of December 31, 2013	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	1,217,668	(14,309)	1,203,359
Balance as of December 31, 2014	12,834,998	(278,594)	12,556,404

The amounts of goodwill by segment are as follows:

	2014	2013	2012
Brazil	553,607	533,186	513,711
Special Steel	2,852,631	2,580,989	2,239,566
Latin America	701,434	781,208	770,843
North America	8,448,732	7,457,662	6,509,276
	12,556,404	11,353,045	10,033,396

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 01, 2012	103,925	243,738	899,226	26,819	1,273,708
Foreign exhange effect	—	12,432	73,717	3,773	89,922
Acquisition	—	156,805	—	—	156,805
Disposal	—	—	—	(797)	(797)
Amortization	(13,331)	—	(140,567)	(1,324)	(155,222)
Balance as of December 31, 2012	90,594	412,975	832,376	28,471	1,364,416
Foreign exhange effect	—	29,885	111,425	2,149	143,459
Acquisition	—	140,337	—	18,058	158,395
Disposal	—	—	—	(20,374)	(20,374)
Amortization	(11,687)	—	(131,236)	(5,054)	(147,977)
Balance as of December 31, 2013	78,907	583,197	812,565	23,250	1,497,919
Foreign exhange effect	—	16,994	105,648	(741)	121,901
Acquisition	—	117,853	—	24,103	141,956
Disposal	—	—	—	(3,416)	(3,416)
Amortization	(10,222)	(54,252)	(128,960)	(17,828)	(211,262)
Balance as of December 31, 2014	68,685	663,792	789,253	25,368	1,547,098

Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2014	2013	2012
Brazil	476,703	424,466	334,850
Special Steel	248,877	244,266	252,310
North America	821,518	829,187	777,256
	1,547,098	1,497,919	1,364,416

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2014	2013
Short term financing in Brazilian reais
Working capital	5.88%	74,598	421,564
Financing of investment and others	10.84%	4,217	42,432
Short term financing in foreign currency
Working capital (USD)	1.93%	606,979	514,417
Working capital (EUR)	2.26%	130,975	76,577
Working capital (CLP)	3.85%	—	10,164
Working capital (COP)	6.83%	159,698	91,435
Working capital (ARS)	18.55%	29,829	7,799
Working capital (MXN)	4.65%	40	26,743
Financing of property, plant and equipment and others (USD)	3.24%	1,648	4,920
Financing of property, plant and equipment and others (INR)	10.43%	150,029	125,209
Financing of property, plant and equipment and others (MXN)	4.65%	198,437	46,154
		1,356,450	1,367,414
Plus current portion of long-term financing		681,419	443,369
Short term financing plus current portion of long-term financing		2,037,869	1,810,783

Long-term financing in Brazilian reais
Working capital	6.93%	2,101,327	111,592
Financing of property, plant and equipment and others	7.10%	1,241,207	1,800,819
Financing of investment	12.15%	60,011	627,350
Long-term financing in foreign currency
Working capital (USD)	1.87%	645,330	334,290
Working capital (EUR)	2.26%	38,455	40,331
Working capital (COP)	6.84%	166,848	286,545
Working capital (ARS)	18.55%	106,105	14,271
Working capital (INR)	2.46%	2,252	10,924
Ten/Thirty Year Bonds (USD)	6.54%	13,059,526	10,844,032
Financing of investment (USD)	4.75%	184,166	160,216
Financing of property, plant and equipment and others (INR)	10.43%	13,800	98,897
Financing of property, plant and equipment and others (USD)	2.40%	210,972	561,947
Financing of property, plant and equipment and others (MXN)	5.66%	—	33,652
		17,829,999	14,924,866
Less: current portion		(681,419)	(443,369)
Long term financing minus current portion		17,148,580	14,481,497
Total financing		19,186,449	16,292,280

Principal amount of the financing		18,843,000	15,901,519
Accrued interest		343,449	390,761
Total financing		19,186,449	16,292,280

(*) Weighted average effective interest costs on December 31, 2014.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, CDI (Interbank Deposit Certificate), or by the IGP-M (general market price index), IPCA (Amplified Consumer Price) e SELIC (Special System for Settlement and Custody).

Summary of loans and financing by currency:

	2014	2013
Brazilian Real (BRL)	3,481,360	3,003,757
U.S. Dollar (USD)	14,708,621	12,419,822
Euro (EUR)	169,430	116,908
Colombian Peso (COP)	326,546	377,980
Argentine Peso (ARS)	135,934	22,070
Chilean Peso (CLP)	—	10,164
Mexican Peso (MXN)	198,477	106,549
Indian rupee (INR)	166,081	235,030
	19,186,449	16,292,280

The amortization schedules of long term loans and financing are as follows:

	2014	2013
2015	—	958,861
2016	893,003	592,501
2017	3,151,662	4,057,773
2018	754,884	502,723
2019	671,039	411,473
2020 and after	11,677,992	7,958,166
	17,148,580	14,481,497

a) Main funding in 2014

In March 2014, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. issued Export Credit Notes (NCE) in the amount of R$ 430 million and R$ 70 million, respectively, with Banco do Brasil bank. Gerdau S.A. is the guarantor of this transaction.

In April and May 2014, the Company, through its subsidiary GTL Trade Finance Inc., issued a 30 year Bond in the amount of US$ 500 million, with coupon of 7.25% a year, in which part of this Bond in the amount of US$ 250 million were used to a Tender Offer of Bonds which matured in 2017. The Company also had an Exchange Offer of part of its 2017 and 2020 Bonds issued by GTL Trade Finance Inc. and Gerdau Holdings Inc., respectively, by the new Bonds issuance of joint and several liability, which matures in 2024 with coupon of 5.893% a year in the total amount of US$ 1.2 billion. The Company designated these new Bonds as Net Investment Hedge and as a consequence of that the exchange rate variance of these debts will be recognized in the Net Equity and in the Statement of Comprehensive Income, as described in Note 15.f.

In August 2014, the Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau Aços Longos S.A. obtained a total amount of R$ 315 million on a pre-approved credit line of R$ 1.5 billion with BNDES.

In July and August 2014, the Company obtained a total amount of R$ 100 million through an export promotion credit line (EXIM) with BNDES.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A.. On December 31, 2014, the current ratio was 5.1 times.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2014, the current ratio was 2.4 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2014 the current ratio was 2.7 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 85.1 million on the balance sheet date, are guaranteed by the assets being financed.

Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

d) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of December 31, 2014, the outstanding balance of this credit facility was R$ 924.7 million.

In December, 2013, the Company concluded the renewal of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. As of December 31, 2014, the outstanding loans under the line totaled US$ 305.9 million (R$ 812.5 million as of December 31, 2014) and are classified as working capital (US$).

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2014
Issuance	Meeting	Issued	Held in treasury	Maturity	2014	2013
3rd- A and B	May 27,1982	144,000	126,063	06/01/2021	81,834	87,834
7th	July 14, 1982	68,400	59,604	07/01/2022	51,787	101,859
8th	November 11, 1982	179,964	152,109	05/02/2013	107,144	130,921
9th	June 10, 1983	125,640	123,236	09/01/2014	14,154	27,584
11th - A and B	June 29, 1990	150,000	139,991	06/01/2020	55,863	66,297
14th	August 26, 2014	20,000	18,317	08/30/2024	24,254	—
Total Consolidated					335,036	414,495

Current					—	27,584
Non-current					335,036	386,911

The debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 10.81% and 8.06% as of December 31, 2014 and December 31, 2013, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

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

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2014		2013
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	3,049,971	3,049,971	2,099,224	2,099,224
Short-term investments	2,798,834	2,798,834	2,123,168	2,123,168
Trade accounts receivable	4,438,676	4,438,676	4,078,806	4,078,806
Related parties	80,920	80,920	87,159	87,159
Unrealized gains on derivatives	41,751	41,751	319	319
Other current assets	331,352	331,352	291,245	291,245
Other non-current assets	375,732	375,732	220,085	220,085
Liabilities
Trade accounts payable	3,236,356	3,236,356	3,271,419	3,271,419
Loans and Financing	19,186,449	19,533,676	16,292,280	17,018,107
Debentures	335,036	335,036	414,495	414,495
Related parties	—	—	43	43
Other current liabilities	858,901	858,901	634,761	634,761
Other non-current liabilities	635,457	635,457	571,510	571,510
Unrealized losses on derivatives	8,999	8,999	3,283	3,283

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. Except for Short-term investments, Unrealized gains on derivatives and Unrealized losses on derivatives, which have their fair value measurement described in Note 15.g, the fair value of the other financial instruments described above are at Level 2 of the fair value hierarchy.

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

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-

term investments (notes 4, 13 and 14). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 21). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

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

	2014
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,236,356	3,236,356	—	—	—
Loans and financings	19,186,449	2,037,869	4,044,665	1,425,923	11,677,992
Debentures	335,036	—	—	—	335,036
	22,757,841	5,274,225	4,044,665	1,425,923	12,013,028

	2013
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,271,419	3,271,419	—	—	—
Loans and financings	16,292,280	1,810,783	1,551,362	4,560,496	8,369,639
Debentures	414,495	27,584	—	—	386,911
Related parties	43	—	—	—	43
	19,978,237	5,109,786	1,551,362	4,560,496	8,756,593

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		2014	2013
Foreign currency sensitivity analysis	5%		185,571	166,257
Interest rate sensitivity analysis	10	bps	91,736	62,305
Sensitivity analysis of changes in prices of products sold	1%		425,463	398,630
Sensitivity analysis of changes in raw material and commodity prices	1%		249,120	247,804
Sensitivity analysis of interest rate swaps	10	bps	9,110	8,986
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%		7,741	2,319

Foreign currency sensitivity analysis:  As of December 31, 2014, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 185,571 and R$ 107,659 after the effects of changes in the net investment hedge described in note 15.g, as of December 31, 2014 (R$ 166,257 and R$ 73,726 of December 31, 2013, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 91,736 as of December 31, 2014 (R$ 62,305 as of December 31, 2013) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the year ended on December 31, 2014, totals R$ 425,463 (R$ 398,630 as of December 31, 2013) and the variation in the price of raw materials and other inputs totals R$ 249,120 as of December 31, 2014 (R$ 247,804 as of December 31, 2013). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 10 bps in the interest curve represents an income of R$ 9,110 (income of R$ 8,986 as of December 31, 2013) and a decrease of 10 bps in the interest curve represents an expense in the same amounts as presented above. On December 31, 2014, these effects would be recognized in the statement of comprehensive income in the amount of R$ 9,110 (R$ 8,986 in the statement of comprehensive income on December 31, 2013). The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso represents a gain of R$ 7,741 as of December 31, 2014 (R$ 2,319 as of December, 31 2013) and a decrease of 5% on the US Dollar against the Colombian Peso represents a loss in the same amount presented above. The Dollar/Colombian Peso forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,049,971	—	—	3,049,971
Short-term investments	—	2,798,834	—	2,798,834
Unrealized gains on financial instruments	—	—	41,751	41,751
Trade accounts receivable	4,438,676	—	—	4,438,676
Related parties	80,920	—	—	80,920
Other current assets	331,352	—	—	331,352
Other non-current assets	375,732	—	—	375,732
Total	8,276,651	2,798,834	41,751	11,117,236
Financial income	343,702	223,741	—	567,443

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,236,356	3,236,356
Loans and financings	—	19,186,449	19,186,449
Debentures	—	335,036	335,036
Related parties	—	—	—
Other current liabilities	—	858,901	858,901
Other non-current liabilities	—	635,457	635,457
Unrealized losses on financial instruments	8,999	—	8,999
Total	8,999	24,252,199	24,261,198
Financial income	(7,530)	(2,110,944)	(2,118,474)

2013 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	2,099,224	—	2,099,224
Short-term investments	—	2,123,168	2,123,168
Unrealized gains on financial instruments	—	319	319
Trade accounts receivable	4,078,806	—	4,078,806
Related parties	87,159	—	87,159
Other current assets	291,245	—	291,245
Other non-current assets	220,085	—	220,085
Total	6,776,519	2,123,487	8,900,006
Financial income	422,648	150,058	572,706

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,271,419	3,271,419
Loans and financings	—	—	16,292,280	16,292,280
Debentures	—	—	414,495	414,495
Related parties	—	—	43	43
Other current liabilities	—	—	634,761	634,761
Other non-current liabilities			571,510	571,510
Unrealized losses on financial instruments	—	3,283	—	3,283
Total	—	3,283	21,184,508	21,187,791
Financial income	(12,164)	—	(1,862,319)	(1,874,483)

As of December 31, 2014, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

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

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		2014		2013		2014	2013	2014	2013
Forward
Maturity at 2014			—		US$	20.9 million	—	319	—	—
Maturity at 2015			US$	80,0 million	—		41,751

* Interest rate swap
Maturity at 2014	receivable under the swap	Libor 6M + 0.90%	—		US$	14.3 million	—	—	—	(274)
	payable under the swap	5.50%

* Cross currency swap
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2% - 2.25%	US$	25.0 million	US$	25.0 million	—	—	(8,999)	(3,009)
	payable under the swap	10.17% - 11.02%	US$	40.0 million	US$	40.0 million
Total fair value of financial instruments							41,751	319	(8,999)	(3,283)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2014	2013
Unrealized gains on financial instruments
Current assets	41,751	319
	41,751	319
Unrealized losses on financial instruments
Current liabilities	—	(274)
Non-current liabilities	(8,999)	(3,009)
	(8,999)	(3,283)

	2014	2013
Net Income
Gains on financial instruments	43,692	14,990
Losses on financial instruments	(7,201)	(12,136)
	36,491	2,854
Other comprehensive income
(Losses) Gains on financial instruments	(5,989)	5,363
	(5,989)	5,363

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.7 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 948,991 for the year ended on December 31, 2014, respectively (loss of R$ 848,238 on December 31, 2013).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

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

As of December 31, 2014, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2014, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2014	2013	2014	2013	2014	2013

Current assets
Short-term investments Trading	2,798,834	2,123,168	978,840	594,355	1,819,994	1,528,813
Financial instruments	41,751	319	—	—	41,751	319
	2,840,585	2,123,487	978,840	594,355	1,861,745	1,529,132

Current liabilities
Financial instruments	—	274	—	—	—	274

Non-current liabilities
Financial instruments	8,999	3,009	—	—	8,999	3,009
	8,999	3,283	—	—	8,999	3,283
	2,849,584	2,126,770	978,840	594,355	1,870,744	1,532,415

NOTE 16 — TAXES PAYABLE

	2014	2013
Payroll charges	112,883	201,696
ICMS (state VAT)	73,651	100,747
COFINS (tax on revenue)	22,084	26,577
IPI (federal VAT)	21,728	5,245
IVA (value-added tax) and others	175,144	139,508
	405,490	473,773

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	2014	2013
a) Tax provisions
ICMS (state VAT)	25,825	24,924
Corporate Income Tax and Social Contribution Tax	34,038	31,827
Emergency Capacity Charge and Extraordinary Tariff Adjustment	32,853	51,334
Financing of social integration program and Social security financing	1,177,200	911,434
Other tax provisions and Social security contributions	38,171	38,178
b) Labor provisions	228,475	214,501
c) Civil provisions	39,793	22,400
	1,576,355	1,294,598

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS (“Contribuição ao Programa de Integração Social”- PIS )credits, PIS and COFINS (“Contribuição para o Financiamento da Seguridade Social” - COFINS) on other revenues and exclusion of ICMS (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2014 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2014	2013
Balance at the beginning of the year	1,294,598	1,081,381
(+) Additions	213,285	350,770
(+) Monetary variation	128,305	63,882
(-) Reversal of accrued amounts	(59,714)	(209,485)
(+) Foreign exchange effect on provisions in foreign currency	(119)	8,050
Balance at the end of the year	1,576,355	1,294,598

II) Contingent liabilities for which provisions were not recorded

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 997,366.

a.2) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 1,385,965, related to profits abroad.

a.3) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 331,133.

a.4) The subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility for income tax and social contribution purposes of goodwill related to the reorganization carried out in 2004/2005, pursuant to article 7 and 8 of Law 9532/97. The total updated amount of the discussions is R$ 3,408,393.

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

CADE, irrespective of the request for submission of evidence that a cartel does not exist made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company, for formation of a cartel and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter.

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

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 89,310. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal counsel.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2014	2013
Tax	1,286,651	1,093,517
Labor	66,608	57,456
Civil	77,606	4,434
	1,430,865	1,155,407

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2014	2013
Assets
Associate companies
Armacero Ind. Com. Ltda.	9,198	31,109

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	13,634	60
Aceros Corsa, S.A. de C.V.	7,729	—

Others
Fundação Gerdau	50,342	55,657
Others	17	333
	80,920	87,159

Liabilities
Others
Others	—	(43)
	—	(43)

	2014	2013	2012
Net financial income	2,743	1,573	1,594

b)             Commercial operations

During the years ended December 31, 2014 and 2013, the Company, through its subsidiaries, entered into commercial operations with some of its associates and joint ventures including sales of R$ 478,225 as of December 31, 2014 (R$ 731,132 as of December 31, 2013) and purchases in the amount of R$ 225,247 as of December 31, 2014 (R$ 476,105 as of December 31, 2013). The net balance of accounts receivable totals R$ 252,998  as of December 31, 2014 (R$ 89,452 as of December 31, 2013).

c)              Financial operations

	Income (expenses)
	2014	2013	2012
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(5,399)	(12,480)	(16,539)
Grupo Gerdau Empreendimentos Ltda. (**)	888	604	—

(*) Guarantees of certain financing in the amount of R$ 228,948 in 2014, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

d)             Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Dec/14	2,628
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	437,387	Jul/15 - Feb/21	526,582
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Guarantee	Financing Agreements	481,968	Sep/15 - Sep/16	405,071
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	2,312,371
GTL Trade Finance Inc.	Subsidiary	Guarantee	30-year Bond	1,118,000	Apr/44	1,328,100
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	470,492	May/15 - Oct/16	471,751
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sep/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	1,669,695
Gerdau Metaldom Corp.	Joint-venture	Guarantee	Financing Agreements	125,304	Jun/15 - Dec/17	126,083
Gerdau Metaldom Corp.	Joint-venture	Guarantee	Financing Agreements	112,852	Mar/15	55,399
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Jan/21	3,151,581
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	1,269,065	Jun/15 - Mar/19	1,244,316
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	Guarantee	10-year Bond	2,606,346	Apr/24	3,096,144
Sipar Gerdau Inversiones	Subsidiary	Guarantee	Financing Agreements	1,665	Jun/17	15,532
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	59,207	Feb/15 - Apr/19	69,061
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Mar/15 - Jun/15	106,248
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	1,501,275	Apr/23	1,735,827
Gerdau Steel India Ltd.	Subsidiary	Guarantee	Financing Agreements	300,355	Dec/15 - Sep/18	270,980
Aceros Corsa S.A. de C.V.	Associate	Guarantee	Financing Agreements	44,050	Jun/15	46,459
Comercial Gerdau Bolivia	Subsidiary	Guarantee	Financing Agreements	9,804	Undetermined	10,625
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	1,506,629	Jan/20 - Aug/20	1,502,806
Gerdau Ameristeel US. Inc.	Subsidiary	Guarantee	Financing Agreements	103,596	Oct/37	135,466
Gerdau Aços Longos S.A.	Subsidiary	Guarantee	Financing Agreements	426,098	Oct/24 - Dec/30	393,544
Siderurgica Zuliana, C.A.	Subsidiary	Guarantee	Financing Agreements	33,038	Jun/15	39,843
Sidertul, S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	308,350	Jun/16	45,118
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	70,000	Feb/20	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	78,571	Jul/16	27,050

e)              Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 110,840 as of December 31, 2014 (R$ 162,615 as of December 31, 2013), which corresponds to 18,304 debentures (35,066 as of December 31, 2013).

f)               Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

g)             Key Management compensation

Gerdau S.A. paid to its key management salaries and variable compensation of R$ 46,580 during 2014 (R$ 30,737 in 2013). In 2014, the contributions of Gerdau S.A. to management’s defined contribution pension plans totaled R$ 1,314 (R$ 1,189 in 2013).

Stock options granted to management are as follows:

	2014
	Number of shares	Weighted exercise price
		R$
Available at beginning of the year	1,599,023	19.44
Options Exercised	(20,143)	17.34
Options Forfeited	(14,539)	19.47
Available at the end of the year	1,564,341	19.53

At the end of the year, the Restricted Shares resulting from the conversion process within the key management were:

2014
Available at beginning of the year	2,251,873
Granted	1,190,854
Exercised	(52,328)
Forfeited	(14,208)
Available at the end of the year	3,376,191

Additional information on the long-term incentive plan are presented in Note 24.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 16,043 during 2014 (R$ 9,503 and R$ 8,667 during 2013 and 2012, respectively).

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2014, are as follows:

	2014	2013
Plan assets - Defined benefit pension plan	196,799	—
Plan assets - Defined contribution pension plan	—	555,184
Total assets	196,799	555,184

Actuarial liabilities - Defined benefit pension plan	870,480	488,345
Acturial liabilities - Post-employment health care benefit	351,538	369,065
Retirement and termination benefit liabilities	84,831	134,945
Total liabilities	1,306,849	992,355

Current	34,218	50,036
Non-current	1,272,631	942,319

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

	1% Increase	1% Decrease
Discount rate	(18,892)	18,583

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,102,623) at December 31, 2014 (R$ (1,023,945) at December 31, 2013).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2014	2013	2012
Cost of current service	78,271	80,072	63,886
Interest expense	160,864	158,179	140,993
Return on plan assets	(186,800)	(164,800)	(211,548)
Past service cost	—	(11,029)	10,974
Curtailment	(17,961)	—	—
Interest cost on unrecoverable surplus	51,494	38,215	52,243
Net pension cost	85,868	100,637	56,548

The reconciliations of assets and liabilities of the plans are as follows:

	2014	2013
Present value of defined benefit obligation	(3,791,670)	(3,113,818)
Fair value of plan assets	3,319,133	3,081,582
Asset ceiling restrictions on recognition of net funded assets	(201,144)	(456,109)
Net	(673,681)	(488,345)

Plan assets	196,799	—
Defined benefit obligation	(870,480)	(488,345)

Changes in plan assets and actuarial liabilities were as follows:

	2014	2013	2012
Variation of the plan obligations
Obligation at the begining of the year	3,113,818	3,003,722	2,407,771
Cost of service	78,271	80,072	63,886
Interest expense	175,641	158,179	140,993
Payments of the benefits	(230,951)	(159,524)	(110,908)
Past service cost	—	(11,029)	10,974
Acturial remeasurements	466,829	(272,767)	300,328
Exchange Variance	278,843	315,165	190,678
Curtailment	(90,781)	—	—
Obligation at the end of the year	3,791,670	3,113,818	3,003,722

	2014	2013	2012
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,081,582	2,789,832	2,184,352
Return of the plan assets	201,576	164,800	211,548
Contributions from sponsors	44,679	90,237	208,578
Payments of benefits	(230,950)	(159,524)	(110,906)
Remeasurement	69,748	(33,417)	151,120
Exchange Variance	225,318	229,654	145,140
Curtailment	(72,820)	—	—
Fair value of plan assets at the end of the year	3,319,133	3,081,582	2,789,832

The fair value of plan assets include shares of the Company in the amount of R$ 672 at December 31, 2014 (R$ 994 on December 31, 2013).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2014	2013	2012
Remeasurements	(69,748)	33,417	(151,120)
Actuarial Remeasurements	466,829	(272,767)	300,328
Restriction recognized in Other Comprehensive Income	(309,190)	(12,812)	64,049
Remeasurements recognized in Other Comprehensive Income	87,891	(252,162)	213,257

The historical actuarial remeasurements are as follows:

	2014	2013	2012	2011	2010
Present value of defined benefit obligation	(3,791,670)	(3,113,818)	(3,003,722)	(2,407,771)	(1,727,790)
Fair value of the plan assets	3,319,133	3,081,582	2,789,832	2,184,352	2,121,332
Surplus (Deficit)	(472,537)	(32,236)	(213,890)	(223,419)	393,542
Experience adjustments on plan liabilities (Gain)	466,829	(272,767)	300,328	386,540	55,808
Experience adjustments on plan assets (Gain)	(69,748)	33,417	(151,120)	208,940	(23,546)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2014
	Brazilian Plans	American Plans
Fixed income	100.0%	46.1%
Variable income	—	41.8%
Others	—	12.1%
Total	100%	100%

	2013
	Brazilian Plans	American Plans
Fixed income	100.0%	42.4%
Variable income	—	47.4%
Others	—	10.2%
Total	100%	100%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2014 and 2013, respectively:

2014
	Brazilian Plan	North America Plan
Average discount rate	11.69%	3.75% - 4.00%
Rate of increase in compensation	Not applicable	2.60% - 3.25%
Mortality table	AT-2000, per sex	RP-2000CH
Mortality table of disabled	AT-2000, per sex	Rates by age
Rate of rotation	Based on service and salary level/null	Based on age and/or the service

2013
	Brazilian Plan	North America Plan
Average discount rate	11.29%	4.50% - 4.75%
Rate of increase in compensation	Not applicable	3.25% - 4.25%
Mortality table	AT-2000 per sex	2014 and UP1994
Mortality table of disabled	AT-2000 per sex	2014 and UP1994
Rate of rotation	Based on service and salary level/null	Based on service and salary level

b)             Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 115,346 in 2014 (R$ 107,699 in 2013).

c)              Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2014	2013	2012
Current service cost	4,701	5,011	4,430
Interests expense	16,389	17,253	17,321
Past service cost	(103,895)	(75,067)	—
Net cost pension benefit	(82,805)	(52,803)	21,751

The funded status of the post-employment health benefits plans is as follows:

	2014	2013
Present value of obligations	(351,538)	(369,086)
Total net liabilities	(351,538)	(369,086)

Changes in plan assets and actuarial liabilities were as follows:

	2014	2013	2012
Change in benefit obligation
Benefit obligation at beginning of the year	369,065	405,723	343,713
Cost of service	5,121	5,374	4,430
Interest expense	15,969	16,890	17,321
Past service cost	(103,895)	(75,067)	—
Contributions from participants	1,769	2,816	2,906
Payment of benefits	(16,256)	(17,565)	(18,463)
Medical subsidy	510	1,302	873
Remeasurements	42,345	(20,980)	21,908
Exchange variations	36,910	50,593	33,035
Benefit obligation at the end of the year	351,538	369,086	405,723

	2014	2013	2012
Change in plan assets
Contributions from sponsors	13,653	13,208	14,139
Contributions from participants	1,769	2,708	2,906
Medical subsidy	510	1,279	873
Payments of benefits	(15,932)	(17,195)	(17,918)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2014	2013	2012	2011	2010
Present value of defined benefit obligation	(351,538)	(369,086)	(405,723)	(343,713)	(272,302)
Deficit	(351,538)	(369,086)	(405,723)	(343,713)	(272,302)
Experience adjustments on plan liabilities	42,345	(20,980)	21,908	30,330	29,170

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2014	2013	2012
Losses on actuarial obligation	42,345	(20,980)	21,908
Actuarial losses recognized in Equity	42,345	(20,980)	21,908

The accounting assumptions adopted for post-employment health benefits are as follows:

	2014	2013
Average discount rate	3.75% - 4.00%	4.50% - 4.75%
Health treatment - rate assumed next year	7.00% - 7.65%	7.0% - 8.15%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2024 to 2029	4.00% - 5.00%	5.00%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	303	(593)
Effect over benefit plan obligations	(45,048)	57,043

d) Other retirement and termination benefits

These amounts refer principally to the “Social Plan” sponsored by subsidiaries in Spain and approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements. The Plan also has the objective to promote the rejuvenation of the work force by hiring younger employees as older employees retire. The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 84,831 as of December 31, 2014 (R$ 134,945 as of December 31, 2013).

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

	2014	2013
Provision for environmental liabilities	116,421	105,663

Current	23,025	15,149
Non-current	93,396	90,514

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

Reconciliations of common and preferred outstanding shares are presented below:

	2014		2013		2012
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,132,285,402	571,929,945	1,128,534,345	571,929,945	1,132,968,411
Treasure shares acquiring	—	—	—	—	—	(2,693,000)
Exercise of stock options	—	328,160	—	3,751,057	—	558,363
Other movements	—	—	—	—	—	(2,299,429)
Balance at the end of the year	571,929,945	1,132,613,562	571,929,945	1,132,285,402	571,929,945	1,128,534,345

At December 31, 2014, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2014
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6
Foreign institutional investors	21,604,383	3.8	578,731,779	50.4	600,336,162	34.9
Other shareholders	70,509,071	12.3	149,026,479	13.0	219,535,550	12.8
Treasury stock	1,697,538	0.3	13,417,683	1.2	15,115,221	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2013
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	29,436,374	5.1	171,866,798	15.0	201,303,172	11.7
Foreign institutional investors	21,919,936	3.8	562,964,554	49.1	584,884,490	34.0
Other shareholders	70,860,981	12.4	144,612,566	12.6	215,473,547	12.5
Treasury stock	1,697,538	0.3	13,745,843	1.2	15,443,381	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2012
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	26,937,159	4.7	180,724,706	15.8	207,661,865	12.1
Foreign institutional investors	23,148,777	4.0	530,037,997	46.2	553,186,774	32.2
Other shareholders	72,131,355	12.6	164,930,158	14.4	237,061,513	13.8
Treasury stock	1,697,538	0.3	17,496,900	1.5	19,194,438	1.0
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johanpeter is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2014
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,745,843	238,414
Exercise of stock options	—	—	(328,160)	(5,829)
Closing balance	1,697,538	557	13,417,683	232,585

	2013
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	17,496,900	289,683
Exercise of stock options	—	—	(3,751,057)	(51,269)
Closing balance	1,697,538	557	13,745,843	238,414

	2012
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,062,834	236,642
Repurchases	—	—	2,693,000	44,932
Exercise of stock options	—	—	(558,363)	(10,572)
Other movements	—	—	2,299,429	18,681
Closing balance	1,697,538	557	17,496,900	289,683

As of December 31, 2014, the Company had 13,417,683 preferred shares in treasury (13,745,843 and 17,496,900 during at December 31, 2013 and 2012, respectively). These shares are held in treasury for subsequent cancellation or to be granted under the long-term incentive plan of the Company. During 2014, 328,160 shares were sold upon exercise of stock options (3,751,057 and 558,363 during the years ended December 31, 2013 and 2012, respectively) in the total amount of R$ 5,829 (R$ 51,269 and R$ 10,572 during the years ended December 31, 2013 and 2012, respectively), which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 17.34 during 2014 (R$ 17.34 and R$ 15.12 during the years ended December 31, 2013 and 2012, respectively).

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2014
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	(550,000)	(550,000)
(iii) Other changes	—	(114,767)	(114,767)
Effects of interest changes in subsidiaries	—	(664,767)	(664,767)

	December 31, 2013
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	42,097	42,097
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(4,335)	4,335	—
(iii) Other changes	—	(27,637)	(27,637)
Effects of interest changes in subsidiaries	(4,335)	18,795	14,460

	December 31, 2012
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	(116,685)	(116,685)
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(1,953)	1,953	—
(iii) Other changes	—	43,978	43,978
Effects of interest changes in subsidiaries	(1,953)	(70,754)	(72,707)

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

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 69,547 for 2014 (R$ 109,942 in 2013).

The interest on capital and dividends credited during the year totaled R$ 426,141, corresponding to the total due to the minimum annual mandatory dividend of 30% of adjusted net income, pursuant to bylaws, as follows:

	2014	2013	2012
Net income	1,402,873	1,583,731	1,425,633
Constitution of legal reserve	(70,144)	(79,187)	(71,282)
Constitution of the tax incentives reserve	(51,126)	(69,514)	(62,426)
Net income before dividends and interest on capital	1,281,603	1,435,030	1,291,925
Dividends and interest on capital	(426,141)	(476,667)	(408,193)
Net income before constitution of investments and working capital reserve	855,462	958,363	883,732

Constitution of investments and working capital reserve	(855,462)	(958,363)	(883,732)

Dividends and interest on capital in the years

	Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2014	2013	2012
1st quarter	Interest	0.07	1,704,523	5/21/2014	5/30/2014	(119,331)	—	—
1st quarter	Dividends					—	(34,013)	(101,944)
2nd quarter	Dividends	0.06	1,704,454	7/25/2014	8/21/2014	—	(119,047)	—
2nd quarter	Interest					(102,268)	—	(153,221)
3rd quarter	Interest	0.05	1,704,469	11/17/2014	11/27/2014	(85,224)	(204,312)	(119,018)
4th quarter	Dividends	0.07	1,704,544	3/16/2015	3/26/2015	(119,318)	(119,295)	(34,010)
						(426,141)	(476,667)	(408,193)
Credit per share (R$)						0.25	0.28	0.24

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

NOTE 22 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2014
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	470,746	932,127	1,402,873

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,483,383

Earnings per share (in R$) — Basic	0.82	0.82

	2013
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	532,464	1,051,267	1,583,731

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,129,184,775

Earnings per share (in R$) — Basic	0.93	0.93

	2012
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	478,969	946,664	1,425,633

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,130,398,618

Earnings per share (in R$) — Basic	0.84	0.84

Diluted

	2014	2013	2012
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	932,127	1,051,267	946,664
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	714	1,851	394
	932,841	1,053,118	947,058

Net income allocated to common shareholders	470,746	532,464	478,969
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(714)	(1,851)	(394)
	470,032	530,613	478,575

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,483,383	1,129,184,775	1,130,398,618
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,588,297	5,937,260	1,399,856
Total	1,135,071,681	1,135,122,035	1,131,798,474

Earnings per share — Diluted (Common and Preferred Shares)	0.82	0.93	0.84

The Company had no instruments excluded from the calculation of diluted EPS because they were antidilutive.

NOTE 23 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2014	2013	2012
Gross sales	47,866,687	45,716,601	43,055,916
Taxes on sales	(4,098,426)	(4,179,096)	(3,555,392)
Discounts	(1,221,922)	(1,674,468)	(1,518,856)
Net sales	42,546,339	39,863,037	37,981,668

NOTE 24 - LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	2014		2013		2012
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	2,793,495	19.44	13,481,041	17.34	12,195,495	17.74
Options Granted	—	—	1,947,564	18.58	2,277,080	14.42
Options Exercised	(52,340)	17.34	(2,388,004)	9.60	(535,096)	10.85
Options Forfeited	(292,182)	19.47	(279,004)	20.22	(456,438)	21.25
Converted to Restricted Shares	—	—	(9,968,102)	18.96	—	—
Available at the end of the year	2,448,973	19.53	2,793,495	19.44	13,481,041	17.34

The average market price of the share in the year ended December 31, 2014 was R$ 13.31 (R$ 16.01 and R$ 17.85 in the years ended December 31, 2013 and 2012, respectively).

As of December 31, 2014 the Company has a total of 13,417,683 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at December 31, 2014*
			R$
R$ 11.55	80,742	4.2	10.24	80,742
R$ 36.23	12,581	2.2	32.12	12,581
R$ 52.70	8,953	3.2	46.72	8,953
R$ 10,58 a R$ 29,12	2,346,697	5.0	19.68	74,615
	2,448,973			176,891

*The total of options vested that are exercisable on December 31, 2014 is 176,891 (252,372 and 5,416,875 on December 31, 2013 and 2012).

During the years ended December 31, 2014, 2013 and 2012, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 36,209, R$ 30,945 and R$ 29,623, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2014.

b) Restricted Shares and Performance Shares Summary:

Balance on January 01, 2012	678,813
Granted	407,232
Forfeited/Canceled	(18,046)
Exercised	(43,123)
Balance on December 31, 2012	1,024,876
Granted	597,472
Addition due to the Convertion from SARs	2,898,828
Addition due to the Convertion from Stock Options	5,234,336
Forfeited	(652,956)
Exercised	(1,731,341)
Balance on December 31, 2013	7,371,215
Granted	3,981,219
Forfeited	(739,017)
Exercised	(527,183)
Balance on December 31, 2014	10,086,234

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

In 2014, an award of approximately US$ 11.7 million (R$ 31.1 million) was granted to participants under the EIP. The Company issued 767,027 RSUs, and 1,150,541 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2013, an award of approximately US$ 11.9 million (R$ 31.6 million) was granted to participants under the EIP. The Company issued 2,423,379 equity-settled SARs, 198,552 RSUs, and 398,920 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2012, an award of approximately US$ 11.6 million (R$ 23.7 million) was granted to participants under the EIP. The Company issued 1,672,473 equity-settled SARs, 133,990 RSUs, and 273,242 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2014, there were 768,757 SARs and 102,276 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

As of December 31, 2014 and December 31, 2013, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 370 thousand (R$ 983 thousand) and US$ 1.2 million (R$ 2.8 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 0 (R$ 0) and US$ 1.3 million (R$ 3.0 million) as of December 31, 2014 and December 31, 2013, respectively.

NOTE 25 — SEGMENT REPORTING

From 2014 on, the iron ore operation, which was previously presented into the Brazil segment, started to be presented separately as a new segment called “Iron Ore”. This change is due to the evolution of the iron ore project throughout 2013, which led to the Company’s decision to segregate this operation due to its significance.

For presentation purposes, the comparative information has been modified, regarding the information originally disclosed, to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

	Business Segments
	2014
	Brazil Operation	Mining	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,294,413	944,778	14,048,572	5,670,062	8,643,887	(1,055,373)	42,546,339
Cost of sales	(11,640,723)	(788,409)	(13,092,669)	(5,022,942)	(7,921,925)	1,060,340	(37,406,328)
Gross profit	2,653,690	156,369	955,903	647,120	721,962	4,967	5,140,011
Selling, general and administrative expenses	(883,406)	(39,194)	(719,049)	(366,800)	(378,038)	(341,460)	(2,727,947)
Other operating income (expenses)	20,117	—	11,904	(25,021)	28,743	52,150	87,893
Impairment of assets	—	—	—	(339,374)	—	—	(339,374)
Gains in joint ventures operations	—	—	636,528	—	—	—	636,528
Equity in earnings of unconsolidated companies	—	—	71,562	6,549	—	23,764	101,875
Operational (Loss) income before financial income (expenses) and taxes	1,790,401	117,175	956,848	(77,526)	372,667	(260,579)	2,898,986
Financial result, net	(498,760)	(37,784)	(153,602)	(73,259)	(180,913)	(616,684)	(1,561,002)
Income before taxes	1,291,641	79,391	803,246	(150,785)	191,754	(877,263)	1,337,984
Income and social contribution taxes	(332,595)	(24,555)	(111,957)	(11,226)	(68,675)	699,397	150,389
Net income	959,046	54,836	691,289	(162,011)	123,079	(177,866)	1,488,373

Supplemental information:
Net sales between segments	408,089	426,218	88,356	511	132,199	—	1,055,373

Operational (Loss) income before financial income (expenses) and taxes	1,790,401	117,175	956,848	(77,526)	372,667	(260,579)	2,898,986
Depreciation/amortization	863,295	43,479	567,438	208,065	545,119	—	2,227,396
Impairment of assets	—	—	—	339,374	—	—	339,374
Gains in joint ventures operations	—	—	(636,528)	—	—	—	(636,528)
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,653,696	160,654	887,758	469,913	917,786	(260,579)	4,829,228

Investments in associates and jointly-controlled entities	—	—	40,155	1,228,435	1,580	124,213	1,394,383
Total assets	20,944,699	1,122,652	18,384,416	7,848,503	15,400,775	(658,715)	63,042,330
Total liabilities	10,907,833	136,246	4,908,201	2,232,012	7,382,045	4,221,459	29,787,796

	Business Segments
	2013
	Brazil Operation	Mining	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,837,088	704,265	12,562,179	5,366,383	8,023,058	(1,629,936)	39,863,037
Cost of sales	(11,883,641)	(440,991)	(11,918,596)	(4,800,927)	(7,308,700)	1,624,395	(34,728,460)
Gross profit	2,953,447	263,274	643,583	565,456	714,358	(5,541)	5,134,577
Selling, general and administrative expenses	(901,360)	(38,242)	(640,487)	(313,591)	(327,569)	(390,627)	(2,611,876)
Other operating income (expenses)	129,370	—	9,525	1,067	17,623	20,136	177,721
Equity in earnings of unconsolidated companies	—	—	46,800	(11,647)	—	18,848	54,001
Operational (Loss) income before financial income (expenses) and taxes	2,181,457	225,032	59,421	241,285	404,412	(357,184)	2,754,423
Financial result, net	(133,629)	(874)	(185,200)	(76,974)	(130,250)	(774,850)	(1,301,777)
Income before taxes	2,047,828	224,158	(125,779)	164,311	274,162	(1,132,034)	1,452,646
Income and social contribution taxes	(510,741)	(56,037)	144,342	(60,352)	(117,447)	841,291	241,056
Net income	1,537,087	168,121	18,563	103,959	156,715	(290,743)	1,693,702

Supplemental information:
Net sales between segments	891,218	430,320	154,178	853	153,367	—	1,629,936

Operational (Loss) income before financial income (expenses) and taxes	2,181,457	225,032	59,421	241,285	404,412	(357,184)	2,754,423
Depreciation/amortization	807,357	14,864	515,413	186,975	504,898	—	2,029,507
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,988,814	239,896	574,834	428,260	909,310	(357,184)	4,783,930

Investments in associates and jointly-controlled entities	—	—	326,765	1,129,060	1,288	132,918	1,590,031
Total assets	19,276,428	1,068,799	16,909,618	7,927,174	14,830,092	(1,797,071)	58,215,040
Total liabilities	9,396,996	126,651	4,547,307	2,123,608	6,912,854	3,086,867	26,194,283

	Business Segments
	2012
	Brazil Operation	Mining	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,028,326	490,588	12,449,705	4,964,436	7,388,667	(1,340,054)	37,981,668
Cost of sales	(11,799,733)	(249,495)	(11,453,120)	(4,635,666)	(6,420,824)	1,324,736	(33,234,102)
Gross profit	2,228,593	241,093	996,585	328,770	967,843	(15,318)	4,747,566
Selling, general and administrative expenses	(897,573)	(24,443)	(581,772)	(272,277)	(317,991)	(377,619)	(2,471,675)
Other operating income (expenses)	80,465	—	6,798	(2,162)	4,932	(26,072)	63,961
Equity in earnings of unconsolidated companies	—	—	28,757	(28,660)	(17,102)	25,358	8,353
Operational (Loss) income before financial income (expenses) and taxes	1,411,485	216,650	450,368	25,671	637,682	(393,651)	2,348,205
Financial result, net	(124,087)	(937)	(106,485)	(44,279)	(99,835)	(413,120)	(788,743)
Income before taxes	1,287,398	215,713	343,883	(18,608)	537,847	(806,771)	1,559,462
Income and social contribution taxes	(326,514)	(53,928)	(20,098)	(23,482)	(175,528)	536,328	(63,222)
Net income	960,884	161,785	323,785	(42,090)	362,319	(270,443)	1,496,240

Supplemental information:
Net sales between segments	600,350	420,586	200,483	2,629	117,448	—	1,341,496

Operational (Loss) income before financial income (expenses) and taxes	1,411,485	216,650	450,368	25,671	637,682	(393,651)	2,348,205
Depreciation/amortization	749,650	17,023	471,781	154,211	434,834	—	1,827,499
Earnings before interest, taxes, depreciation and amortization (EBITDA)	2,161,135	233,673	922,149	179,882	1,072,516	(393,651)	4,175,704

Investments in associates and jointly-controlled entities	—	—	278,211	907,476	1,288	238,630	1,425,605
Total assets	16,794,517	715,544	15,602,047	7,304,130	12,878,312	(201,392)	53,093,158
Total liabilities	6,770,281	61,548	4,945,152	3,876,805	6,742,720	1,898,735	24,295,241

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

Iron ore Operations: iron ore

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2014	2014	2014	2014	2014
Net sales	16,428,472	6,063,220	17,250,898	2,803,749	42,546,339
Total assets	24,503,901	8,409,583	26,288,644	3,840,202	63,042,330

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2013	2013	2013	2013	2013
Net sales	16,134,963	5,989,926	15,416,686	2,321,462	39,863,037
Total assets	22,036,970	8,478,180	23,843,862	3,856,028	58,215,040

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2012	2012	2012	2012	2012
Net sales	15,207,817	5,478,956	15,219,140	2,075,755	37,981,668
Total assets	20,988,524	7,304,130	21,569,514	3,230,990	53,093,158

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

NOTE 26 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2014	2013
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	48,291,077	41,860,131
Business Interruption	Net income plus fixed expenses	9,694,293	8,681,559
Civil Liability	Industrial operations	467,887	416,451

NOTE 27 — IMPAIRMENT OF ASSETS

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

27.1 Goodwill impairment test

The test of impairment of goodwill allocated to each operating segment is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has five operating segments, which represent the lowest level in which goodwill is monitored by the Company. The composition of goodwill by segment is presented in Note 11. The Iron Ore segment is not part of the goodwill impairment test, due to the fact of not having allocated goodwill.

In December 2014, the Company performed an impairment test for goodwill and no impairment loss was identified for the year. In some sensitivity analysis, the Company has identified higher risks for future impairment recognition, in case of further deterioration of economic basement.

The period for projecting the cash flows was five years. The assumptions used to determine the value in use based on the discounted cash flow method include: projected cash flows based on Management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The perpetuity value was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rate considered was 3% for the Brazil, Latin America, Special Steel and North America segments.

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were 11.4% for the North America segment (11.8% in December 2013), 12.5% for the Special Steel segment (12.5% in December 2013), 11.9% for the Latin America segment (13.3% in December 2013) and 13.9% for the Brazil segment (14.5% in December 2013).

Considering the recoverable amount determined through the discounted cash flows, the recoverable amount exceeded the carrying amount by R$ 1,699 million for the North America segment (R$ 1,244 million in December 2013), R$ 1,591 million for the Special Steel segment (R$ 1,661 million in December 2013), R$ 668 million for the Latin America segment (R$ 431 million in December 2013), and R$ 3,103 million for the Brazil segment (R$ 10.225 million in December 2013).

Due to the potential impact in the discounted cash flows of discount rates and perpetuity growth rate, the Company performed a sensitivity analysis of changes in those assumptions. A 0.5% increase in the discount rate to discount the cash flow of each segment would result in recoverable amounts that would exceed the book value by R$ 394 million for the North America segment (R$ 94 million in December 2013), R$ 785 million for the Special Steel segment (R$ 942 million in December 2013), R$ 2,073 million for the Brazil segment (R$ 8,826 million in December 2013) and R$ 186 million for Latin America segment (R$ 7 million in December 2013). On the other hand, a 0.5% decrease in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts that would exceed the book value by R$ 678 million for the North America segment (R$ 361 million in December 2013), R$ 976 million for the Special Steel segment (R$ 1,127 million in December 2013), R$ 2,365 million for the Brazil segment (R$ 9,232 million in December 2013) and R$ 310 million for Latin America segment (R$ 124 million in December 2013).

It is important to mention that events or significant changes in the expectations may result in significant impairment of goodwill. As of December 31, 2014, a combination of the sensitivity analysis described in the paragraphs above would result in a recoverable amount lower than the book value by R$ 458 million for the North America segment (R$ 651 million in December 2013) and R$ 122 million for the Latin America segment (R$ 259 million in December 2013).  As of December 31, 2014, a combination of the sensitivity analysis described in the paragraphs above would result in a recoverable amount that would exceed the book value by R$ 1,436 million in the Brazil segment (R$ 8,077 million in December 2013) and R$ 262 million for the Special Steel segment (R$ 484 million in December 2013).

The Company will maintain over the next year its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

27.2 Other assets Impairment test

In December 2014, the Company identified impairment losses for assets in the Latin America segment in the amount of R$ 339,374, due to the lack of future use expectation for those assets.

The Company believes that the scenarios used in the impairment test, performed in December 2014 are the best estimate for the results and future cash generation for each segment, despite the fact that future uncertainty in the markets remain. The Company will continue to monitor the results in 2015, which may indicate whether the future projections used were reasonable.

NOTE 28 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2014	2013	2012
Depreciation and amortization	(2,227,396)	(2,029,507)	(1,827,499)
Labor expenses	(6,444,454)	(6,077,868)	(5,607,439)
Raw material and consumption material	(26,472,335)	(24,545,626)	(23,888,927)
Credit Recovery	141,336	329,084	—
Freight	(2,262,143)	(2,075,459)	(1,910,237)
Impairment of assets	(339,374)	—	—
Gains in joint ventures operations	636,528	—	—
Other expenses/income, net	(2,781,390)	(2,763,239)	(2,407,714)
	(39,749,228)	(37,162,615)	(35,641,816)

Classified as:
Cost of sales	(37,406,328)	(34,728,460)	(33,234,102)
Selling expenses	(691,021)	(658,862)	(587,369)
General and administrative expenses	(2,036,926)	(1,953,014)	(1,884,306)
Other operating income	238,435	318,256	244,414
Other operating expenses	(150,542)	(140,535)	(180,453)
Impairment of assets	(339,374)	—	—
Gains in joint ventures operations	636,528	—	—
	(39,749,228)	(37,162,615)	(35,641,816)

NOTE 29 — FINANCIAL INCOME

	2014	2013	2012

Income from short-term investments	144,723	135,040	155,638
Monetary variation on credit recovery	—	41,053	—
Interest income and other financial income	131,526	116,817	160,973
Financial Income	276,249	292,910	316,611

Interest on debt	(1,178,034)	(901,273)	(811,416)
Monetary variation and other financial expenses	(219,341)	(152,112)	(141,263)
Financial Expenses	(1,397,375)	(1,053,385)	(952,679)

Exchange Variation, net	(476,367)	(544,156)	(134,128)
Gains and losses on financial instruments, net	36,491	2,854	(18,547)

Financial result, net	(1,561,002)	(1,301,777)	(788,743)

NOTE 30 — SUBSEQUENT EVENTS

On January 19, 2015, the Board of Directors authorized the Company to acquire shares of its own issuance, within a period of up to 3 months from the date of the authorization, respecting the limit of 30,000,000 preferred shares GGBR4) or American Depositary Receipts — ADRs (GGB). This authorization has the purpose to attend the Long-Term Incentive Plan of the Company and its subsidiaries, keeping in Treasury, cancelling or further selling in the market. The acquisition will be supported by retained earnings, being the Board responsible to define the number of shares and the opportunity of each operation.

**************************************