Form 20-F
period 2015-12-31
GERDAU S.A.
filed 2016-03-31
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2015 was:

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

(vi)	“Tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds;

(vii)	“Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, South America, North America and Europe, excluding our joint venture and associate companies;

(viii)	“Worldsteel” means World Steel Association, “IABr” means Brazilian Steel Institute (Instituto Aço Brasil) and “AISI” means American Iron and Steel Institute;

(ix)

“CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interfinanceiro), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “LIBOR” means London Interbank Offered Rate, “GDP” means Gross Domestic Product;

(x)

“Brazil BO” means Brazil Business Operation, “North America BO” means North America Business Operation, “South America BO” means South America Business Operation and “Special Steel BO” means Special Steel Business Operation.

(xi)	“proven or probable mineral reserves” has the meaning defined by SEC in Industry Guide 7.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted for following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 45% stake, in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in the holding company Corporacion Centroamericana del Acero S.A., in which the Company holds a 30% stake, which in turn holds the capital stock of Aceros de Guatemala S.A., in Guatemala, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2015.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3.                                                KEY INFORMATION

A.                                                                             SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2015, 2014, 2013, 2012 and 2011 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais-R$ except quantity of shares and amounts per share)
	2015	2014	2013	2012	2011
NET SALES	43,581,241	42,546,339	39,863,037	37,981,668	35,406,780
Cost of sales	(39,290,526)	(37,406,328)	(34,728,460)	(33,234,102)	(30,298,232)

GROSS PROFIT	4,290,715	5,140,011	5,134,577	4,747,566	5,108,548
Selling expenses	(785,002)	(691,021)	(658,862)	(587,369)	(603,747)
General and administrative expenses	(1,797,483)	(2,036,926)	(1,953,014)	(1,884,306)	(1,797,937)
Impairment of assets	(4,996,240)	(339,374)	—	—	—
Gains in joint-venture operations	—	636,528	—	—	—
Other operating income	213,431	238,435	318,256	244,414	195,015
Other operating expenses	(116,431)	(150,542)	(140,535)	(180,453)	(85,533)
Equity in earnings (losses) of unconsolidated companies	(24,502)	101,875	54,001	8,353	62,662

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(3,215,512)	2,898,986	2,754,423	2,348,205	2,879,008
Financial income	378,402	276,249	292,910	316,611	455,802
Financial expenses	(1,780,366)	(1,397,375)	(1,053,385)	(952,679)	(970,457)
Exchange variations, net	(1,564,017)	(476,367)	(544,156)	(134,128)	51,757
Gains and losses on financial instruments, net	87,085	36,491	(2,854)	(18,547)	(65,438)

INCOME (LOSS) BEFORE TAXES	(6,094,408)	1,337,984	1,452,646	1,559,462	2,350,672

Current	(158,450)	(571,926)	(318,422)	(316,271)	(519,843)
Deferred	1,656,872	722,315	559,478	253,049	266,747
Income and social contribution taxes	1,498,422	150,389	241,056	(63,222)	(253,096)

NET INCOME (LOSS)	(4,595,986)	1,488,373	1,693,702	1,496,240	2,097,576

ATRIBUTABLE TO:
Owners of the parent	(4,551,438)	1,402,873	1,583,731	1,425,633	2,005,727
Non-controlling interests	(44,548)	85,500	109,971	70,607	91,849
	(4,595,986)	1,488,373	1,693,702	1,496,240	2,097,576

	(Expressed in thousands of Brazilian Reais-R$ except quantity of shares and amounts per share)
	2015	2014	2013	2012	2011
Basic earnings (loss) per share — in R$
Common	(2.69)	0.82	0.93	0.84	1.22
Preferred	(2.69)	0.82	0.93	0.84	1.22
Diluted earnings (loss) per share — in R$
Common	(2.69)	0.82	0.93	0.84	1.22
Preferred	(2.69)	0.82	0.93	0.84	1.22
Cash dividends declared per share — in R$
Common	0.15	0.25	0.28	0.24	0.35
Preferred	0.15	0.25	0.28	0.24	0.35

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	571,929,945	550,305,197
Weighted average Preferred Shares outstanding during the year (1)	1,117,034,926	1,132,483,383	1,129,184,775	1,130,398,618	1,092,338,207
Number of Common Shares outstanding at year end (2)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Number of Preferred Shares outstanding at year end (2)	1,114,744,538	1,132,613,562	1,132,285,402	1,128,534,345	1,132,968,411

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year.

	On December 31,
	2015	2014	2013	2012	2011
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	5,648,080	3,049,971	2,099,224	1,437,235	1,476,599
Short-term investments (1)	1,270,760	2,798,834	2,123,168	1,059,605	3,101,649
Current assets	22,177,498	20,682,739	18,177,222	16,410,397	17,319,149
Current liabilities	7,863,031	7,772,796	7,236,630	7,823,182	6,777,001
Net working capital (2)	14,314,467	12,909,943	10,940,592	8,587,215	10,542,148
Property, plant and equipment, net	23,255,730	22,131,789	21,419,074	19,690,181	17,295,071
Net assets (3)	31,970,383	33,254,534	32,020,757	28,797,917	26,519,803
Total assets	70,094,709	63,042,330	58,215,040	53,093,158	49,981,794
Short-term debt (including “Current Portion of Long-Term Debt”)	2,387,237	2,037,869	1,810,783	2,324,374	1,715,305
Long-term debt, less current portion	23,826,758	17,148,580	14,481,497	11,725,868	11,182,290
Debentures - short term	—	—	27,584	257,979	41,688
Debentures - long term	246,862	335,036	386,911	360,334	744,245
Equity	31,970,383	33,254,534	32,020,757	28,797,917	26,519,803
Capital	19,249,181	19,249,181	19,249,181	19,249,181	19,249,181

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

Exchange rates from U.S. dollars to Brazilian reais

	Period-
Period	end	Average	High	Low
March-2016 (through March 28)	3.6408	3.7183	3.9913	3.6073
February-2016	3.9796	3.9724	4.0492	3.8653
January-2016	4.0428	4.0524	4.1558	3.9863
December-2015	3.9048	3.8711	3.9831	3.7476
November-2015	3.8506	3.7765	3.8506	3.7010
October - 2015	3.8589	3.8801	4.0010	3.7386
September - 2015	3.9729	3.9065	4.1949	3.6725
2015	3.9048	3.3399	4.1949	2.5754
2014	2.6562	2.3547	2.7403	2.1974
2013	2.3426	2.1601	2.4457	1.9528
2012	2.0435	1.9550	2.1121	1.7024
2011	1.8758	1.6746	1.9016	1.5345
2010	1.6662	1.7593	1.8811	1.6554

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2015, the Company had 571,929,945 common shares and 1,114,744,538 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2011. The figures are expressed in Brazilian reais and U.S. dollars.  The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock

1st Quarter 2011	05/05/2011	0.0600	0.0370
2nd Quarter 2011 (1)	08/04/2011	0.0900	0.0571
3rd Quarter 2011	11/10/2011	0.1200	0.0681
4th Quarter 2011	02/15/2012	0.0800	0.0466
1st Quarter 2012	05/02/2012	0.0600	0.0313
2nd Quarter 2012	08/02/2012	0.0900	0.0440
3rd Quarter 2012	11/01/2012	0.0700	0.0345
4th Quarter 2012	02/21/2013	0.0200	0.0101
1st Quarter 2013	05/07/2013	0.0200	0.0099
2nd Quarter 2013 (1)	08/01/2013	0.0700	0.0305
3rd Quarter 2013 (1)	10/31/2013	0.1200	0.0545
4th Quarter 2013	02/21/2014	0.0700	0.0296
1st Quarter 2014 (1)	05/30/2014	0.0700	0.0312
2nd Quarter 2014	08/21/2014	0.0600	0.0265
3rd Quarter 2014 (1)	11/27/2014	0.0500	0.0199
4th Quarter 2014	03/26/2015	0.0700	0.0219

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock
1st Quarter 2015 (1)	06/02/2015	0.0600	0.0190
2nd Quarter 2015 (1)	09/04/2015	0.0500	0.0131
3rd Quarter 2015	11/19/2015	0.0400	0.0106

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

A downturn in the steel market could negatively affect the expected results of Gerdau, which could adversely affect our financial condition or operating results.

Any downgrade in the Company’s credit ratings could adversely affect the availability of new financing and increase its cost of capital.

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. In the beginning of December 2011, Moody’s assigned the investment grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. S&P and Fitch downgraded Brazil’s sovereign rating from BBB- to BB+ in September 2015 and December 2015, respectively, and also in December 2015,  Moody’s downgraded Brazil’s sovereign rating to Baa3.  In February 2016, S&P downgraded Brazil’s sovereign rating from BB+ to BB with a negative outlook. Despite the loss of Brazil’s investment grade in 2015, the Company maintained its investment grade by the rating agencies Fitch and Standard & Poor’s. However, On February 5, 2016,  Moody’s downgraded Gerdau’s credit rating to “Ba3”, with a negative outlook.

The loss of any additional of Gerdau’s investment grade ratings could increase its cost of capital, impair its ability to obtain capital and adversely affect its financial condition and operating results.

The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.

The Company’s degree of leverage, together with the change in rating by the credit rating agencies, could have important consequences, including the following:

•  It may limit the ability to obtain additional financing for working capital, additions to fixed assets, product development, debt service requirements, acquisitions and general corporate or other purposes;

•  It may limit the ability to declare dividends on its shares;

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

•  The Company may be required to adjust the level of funds available for additions to fixed assets; and

•  Furthermore, R$23.2 billion of the total indebtedness of the Company and its subsidiaries, as of December 31, 2015, was subject to cross-default provisions, which could result in the early maturity of obligations, at thresholds varying from US$35.0 million to US$100.0 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

In September 2015, the Company concluded the process of eliminating the financial covenants in all contracts. Since October, 2015, only financial transactions with BNDES include indebtedness ratios of the Company, but with distinct characteristics in relation to those contained in the contracts with commercial banks. In the event of a failure to satisfy the annual tests, the Company would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

Unfavorable outcomes in judicial, administrative and regulatory litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims.

The principal litigations are described more fully in “Legal Proceedings.” Among the material matters for which no reserve has been established are the following:

•  The Company and its subsidiaries, Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A., are parties to legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) disputes, mostly related to credit rights and rate differences. The total amount in dispute is R$1,128.0 million as of December 31, 2015.

•  The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 1,446.8 million, related to profits generated abroad of which R$ 1,312.0 million correspond to two processes of the subsidiary Gerdau Internacional Empreendimentos Ltda, which had its voluntary appeals partially provided in the first instance of the CARF (Administrative Board of Tax Appeals, an administrative organ of the Brazilian Ministry of Finance), having been brought Special Features, currently pending of judgment in the Superior Chamber of Tax appeals; and R$ 134.8 million correspond to a process of the subsidiary Gerdau Aços Especiais S.A., whose voluntary appeal is still pending in CARF’s lower court. The amounts which are not subject to special appeal pending judgment of Gerdau Internacional Empreendimentos Ltda were referred for collection by the Federal Revenue Service Bureau and will be subject to judicial litigation by the Company.

•  Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 3,666 million, of which (i) R$ 1,263 million correspond to three proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., whose voluntary appeals were granted in 2012 and are subject to appeals filed by the Special Prosecutor of the National Treasury, currently pending in CARF’s higher court; (ii) R$ 1,882 million correspond to a proceeding involving Gerdau Aços Longos S.A., whose voluntary appeal was dismissed by CARF’s lower court in 2014 and is subject to a special appeal currently pending in CARF’s higher court; (iii) R$ 421 million correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower court; (iv) R$ 100 million correspond to a proceeding involving Gerdau Aços Especiais S.A., the decision of which is currently pending in the Federal Revenue Service Bureau.

Decisions handed down to date in the proceedings relating to profits generated abroad and the deductibility of goodwill, as above mentioned, are being investigated in the context of “Operação Zelotes”, as mentioned in Note 17 and Note 31.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

While most of the proceedings described here are presently proceeding at the administrative level, if a definitive unfavorable ruling were to be rendered in one or more of these proceedings and in other proceedings in which the Company and/or its subsidiaries are parties, the result could be an adverse effect on our financial condition. For further discussion of these matters see “Legal Proceedings.”

Unexpected equipment failures may lead to production curtailments or shutdowns.

Unexpected interruptions in the production capabilities at Gerdau’s principal sites and installations would increase production costs, reducing shipments and earnings for the affected period. These interruptions result from: (i) unpredictable/periodic equipment failures, which are essential to the development of the production processes of Gerdau, such as steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers; and/or (ii) unanticipated events such as fires, explosions or violent weather conditions. As a result, Gerdau has experienced and may in the future experience material plant shutdowns or periods of reduced production. Unexpected interruptions in production capabilities would adversely affect Gerdau’s productivity and results of operations. Moreover, any interruption in production capability may require Gerdau to make additions to fixed assets to remedy the problem, which would reduce the amount of cash available for operations. Gerdau’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.

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

In order to demonstrate the existence of proven or probable reserves, it would be necessary for Company to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. The absence of proven or probable reserves makes it more likely that Company’s properties may cease to be profitable and that the money spent on exploration and development may never be recovered, which could adversely affect the financial situation of the Company.

Our mineral resource estimates are based in interpretations and premises and may materially differ from mineral quantities that we may be able to actually extract.

Our mining resources are estimated quantities of ore and minerals. There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. In addition, estimates of different engineers may vary. As a result, no assurance can be given that the amount of mining resources will be extracted or that they can be extracted at commercially viable rates, which could adversely affect the financial situation of the Company.

Moreover, when making determinations about whether to advance any projects to development, Gerdau relies upon estimated calculations as to the mineralized material on its properties. Since Gerdau has not conducted a feasibility study demonstrating proven or probable reserves, estimates of mineralized material presented are less certain than would be the case if the estimates were made in accordance with the SEC-recognized definition of proven and probable reserves. Furthermore, until ore is actually mined and processed, any mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure that these mineralized material estimates will be accurate or that this mineralized material can be mined or processed profitably and any decision to move forward with development is inherently risky. Further, there can be no assurance that any minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or production scale. Any material changes in estimates of mineralized material will affect the economic viability of placing a property into production and such property’s return on capital.

The Company’s projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

The Company invested to further increase mining production capacity. See “Item 4D. Property, Plant and Equipment”. These projects are subject to a number of risks that may adversely affect the Company’s growth prospects and profitability, including the following:

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

Any one or a combination of the factors described above may materially and adversely affect the Company’s financial condition and results of operations.

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

If a mining project proves not to be economically feasible by the time we are able to profit from it, the Company may incur substantial losses and be obliged to take write-offs.  In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible and could adversely affect the financial situation of the Company.

The Company has two mining tailing dams and any accident or defect affecting the structural integrity of either of them could affect its image, operating results, cash flows and financial condition.

Gerdau has two mining tailing dams in the state of Minas Gerais. The Bocaina Dam has been inactive since 2011 and is practically dry, which is a factor that minimizes the risk. It is periodically monitored and its instrumentation data are within the safety limits. Meanwhile, the Alemães Dam is currently operating at its maximum capacity and is regularly monitored. The instrumentation data are within the safety limits.

Both dams are classified as Class C (low risk) in accordance with the National Mining Dam Registry available on the website of the National Department of Mineral Production (DNPM).

Gerdau adopts rigorous standards of engineering control and environmental supervision and conducts an annual Geotechnical Stability Audit to ensure the stability of the two dams. Gerdau has a Mining Dam Emergency Action Plan for each of the dams and both documents are filed at the regulatory agencies, as required by governing law.

An accident involving a dam could result in serious adverse consequences, including:

•                            Temporary/permanent shutdown of mining activities and consequently the need to buy iron ore to supply mills;

•                            Large expenditures on contingencies and on recovering the regions and people affected;

•                            High investments to resume operations;

•                            Payment of fines and damages;

•                            Potential environmental impacts.

Any one or more of these consequences could have a material adverse impact on our operating results, cash flow and financial condition.

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

By having such power, the controlling shareholder can make decisions that may conflict with the interest of the Company and other shareholders, which could adversely affect the financial condition and the operational result of the Company.

Non-controlling shareholders may have their stake diluted in an eventual capital increase.

The Company may, in the future, raise funds through a public or private issuance of shares and or debt securities convertible or not into shares. The raising of additional funds through the issuance of shares and or debt securities could result in the dilution of the interest of the non-controlling shareholder in the current composition of the Company’s capital, since, pursuant to the Corporations Law, the raising of funds may be done with the exclusion of the preemptive right of the Company’s shareholders and, if the investor does not participate in a potential priority offer to the current shareholders of the Company in the proportion of its interest in the Company’s capital stock its current shareholding interest will be diluted.

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

The main metal input for the Company’s mini-mills, which mills accounted for 78.0% of total crude steel output as of December 31, 2015 (in volume), is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues.

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

The Company has iron ore mines in the Brazilian state of Minas Gerais. To mitigate its exposure to the volatility in iron ore prices, the Company invested in expanding the production capacity of these mines, which met 100% of iron ore demand from the Ouro Branco Mill at the end of 2012.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from Canada, the United States, Australia and Colombia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill, and an increase in prices could reduce profit margins. Another risk factor in steel production costs is the currency depreciation to which the Ouro Branco Mill is exposed, since all coking coal consumed by the operation is imported. However, the market scenario for the supply of metallurgical coal is currently marked by oversupply, which minimizes the risk of shortages and price increases at this time. For this reason, the Company does not have relevant long-term supply contracts for the raw materials it uses.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse effect.

Crude steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents an important production component at these units, as also does natural gas, although to a lesser extent. Electricity cannot be replaced at Gerdau’s mills and power rationing or shortages could adversely affect production at those units.

The failure to pay by our clients or the non-receipt, by the Company, of the credits held before financial institutions and originated from financial investments could adversely affect the Company’s revenues.

Gerdau may suffer losses from the default of our clients. Gerdau has a broad base of active clients and, in the case of default of a group of clients, Gerdau may suffer an adverse effect on its business, financial condition, results of operations and cash flows.

This risk arises from the possibility of the Company not receiving the amounts due to it from sales transactions or credits payable by financial institutions, which originated from our financial investments, which could also have an adverse effect on the business, financial condition, results of operations and cash flows of Gerdau.

Global crises and subsequent economic slowdowns may adversely affect global steel demand. As a result, the Company’s financial condition and results of operations may be adversely affected.

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high risk real estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies. In 2015, the steel sector experienced challenges due to excess global capacity of approximately 720 million tonnes, the Chinese economic slowdown, and the entry of imported steel, affecting the markets of Brazil, Latin America and North America, where Gerdau operates.

The economic downturn and unprecedented turbulence in the global economy can negatively impact the consuming markets, affecting the business environment with respect to the following:

• Decrease in international steel prices;

• Slump in international steel trading volumes;

• Crisis in automotive industry and infrastructure sectors; and

• Lack of liquidity, mainly in the U.S. economy.

If Company is not able to remain competitive in these shifting markets, our profitability, margins and income may be negatively affected. A decline in this trend could result in a decrease in Company shipments and revenues.

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

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers. Recently, Brazil was downgraded below investment grade by Moody’s, Standard & Poor’s and Fitch Ratings. These and other developments in Brazil’s economy and government policies may adversely affect the Company and its business.

In addition and as a consequence to the above mentioned, since 2011, Brazil has been experiencing an economic slowdown. The Gross Domestic Product, or GDP, rates were -3.8% in 2015, +0.1% in 2014, +2.7% in 2013, +1.8% in 2012 and +3.9% in 2011, compared to a GDP growth of 7.5% in 2010.

Political instability may adversely affect our business and results of operations and the price of our shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, as well as served to personal enrichment of the recipients of the bribery scheme.

The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy.

The development of such cases could adversely affect our business, financial condition and results of operations.

Inflation and government actions to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect the Company’s business.

Brazil has experienced high inflation in the past. Inflation measured by the IPCA index was 5.9% in 2013, 6.4% in 2014 and 10.7% in 2015. If Brazil were to experience high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect its business.

In 2015, Brazil is experiencing higher levels of inflation than in recent years. For the 12-month period ending on December 31, 2015, accumulated inflation measured by the IPCA was 10,7%, the highest rate for a 12-month period since December 2003. The Brazilian government is already introducing policies aimed at reducing inflationary pressures, which could have the effect of reducing the overall performance of the Brazilian economy.

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

The Brazilian real depreciated against the U.S. dollar by 14.6% in 2013, 13.4% in 2014 and 47.0% in 2015.

Further depreciation in the Brazilian real in relation to the U.S. dollar could also result in additional inflationary pressures in Brazil, by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand. In addition, depreciation in the Brazilian real could weaken investor confidence in Brazil.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$23.0 billion at December 31, 2015, representing 87.0% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais.

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect Company’s operating results.

The steel industry is highly cyclical. Consequently, Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually could cause write-downs of its inventories. In addition, the demand for steel products, and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for Company’s steel products. However, since the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies experienced a significant slowdown, in turn affecting many other countries. In 2015, the steel sector experienced challenges due to excess global capacity of approximately 720 million tonnes, the Chinese economic slowdown, and the entry of imported steel, affecting the markets of Brazil, Latin America and North America, where Company operates. Since then, the price has experienced a high volatility in the global market due to the overcapacity in the world steel industry and slow growth in the steel consumption. A material decrease in demand for steel or exports by countries not able to consume their production could have a significant adverse effect on the Company’s operations and prospects.

Less expensive imports from other countries into Brazil may adversely affect Company’s operating results.

Competition from foreign steel producers is a threat and may grow due to an increase in foreign installed steel capacity, depreciation of the U.S. dollar and a reduction of domestic steel demand in other markets. Any change in the factors mentioned above, as well as in duties or protectionist measures could result in a higher level of imports into Brazil, resulting in pressures on the domestic prices that could adversely impact Company’s business.

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

Gerdau faces significant competition in relation to their steel products, including with regard to prices of other domestic and foreign producers, which may adversely affect its profitability and market share.

The global steel industry is highly competitive with respect to price, quality of products and customer service, as well as in relation to technological advances that allow the reduction of production costs. Brazilian exports of steel products is influenced by several factors, including protectionist policies of other countries, questions of these policies before the World Trade Organization (WTO), foreign exchange policy of the Brazilian government and growth rate of the world economy. Moreover, continuous advances in material sciences and the resulting technologies facilitate the improvement of products such as plastic, aluminum, ceramics and glass, allowing them to replace steel.

Due to the high initial investment costs, the operation of a steel plant on a continuous basis may encourage mill operators to maintain high production levels, even in periods of low demand, which would increase the pressure on industry profit margins. A competitive pressure that forces the fall in steel prices can also affect the profitability of Gerdau.

The steel industry has historically suffered from excess production capacity, which has recently worsened due to a substantial increase in production capacity in emerging countries, particularly China and India and other emerging markets. China is currently the largest global steel producer. In addition, China and certain steel exporting countries have favorable conditions (excess steel capacity, devalued currency or high market prices for steel products in markets outside these countries) which may significantly impact the price of steel in other markets. If Gerdau is unable to remain competitive with China and other steel-producing countries, its results may be adversely affected in the future.

Since 2009, the intention of installing new steel production capacity in Brazil has been announced by a number of players in the industry. If effected, these installations could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices, which could adversely affect Gerdau’s financial and operational results.

Additionally, since 2010, Brazilian steel mills faced strong competition from imported products, especially due to the overproduction of steel in the world, the reduced demand for steel products in more developed markets, exchange rate valorizarion and some tax incentives in some major exporting countries. Notwithstanding the measures adopted by the Brazilian government to curb the entry of imported products in the market, a substantial volume of steel products is still being imported. These measures have had a favorable effect in 2011, leading to a consistent reduction in imports. In 2012 and 2013, imports, in general, remained at the same level as in 2011. In 2014 steel imports rebounded. If the Brazilian government fails to act against the entry of steel imported and subsidized imports return to growth, the results of operations may be materially and adversely affected. In addition to direct steel imports, the Brazilian industry also faced competition from imports of finished goods, which affects all the steel production chain.

An increase in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into the markets in which Company operates.

One significant factor in the global steel market has been China’s high steel production capacity, which has been exceeding its domestic consumption needs. This has made China a net exporter of steel products, increasing its importance in different countries of the transoceanic market and consequently pushing down international steel prices. Moreover, China’s lower growth rate has resulted in a slower pace of steel consumption in the country, consequently reducing demand for imported raw materials, which too puts pressure on global commodity prices. Any intensification of these factors could adversely affect Company’s exports, results of operations and financial condition.

Restrictive measures on trade in steel products may affect Company’s business by increasing the price of its products or reducing its ability to export.

Gerdau is a steel producer that supplies both the domestic market in Brazil and a number of international markets. Company’s exports face competition from other steel producers, as well as restrictions imposed by importing countries in the form of quotas, ad valorem taxes, tariffs or increases in import duties, any of which could increase the costs of products and make them less competitive or prevent Gerdau from selling in these markets. There are no assurances that importing countries will not impose quotas, ad valorem taxes, tariffs or increase import duties, which could adversely affect Company’s operations and prospects.

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

A substantial number of our employees are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes or work stoppages have occurred in the past and could reoccur in connection with negotiations of new labor agreements or during other periods for other reasons, including the risk of layoffs during a down cycle that could generate severance costs. Moreover, Company could be adversely affected by labor disruptions involving unrelated parties that may provide goods or services to the Company. Strikes and other labor disruptions at any of the Company operations could adversely affect the operation of facilities and the timing of completion and the cost of capital of our projects.

Our operations expose us to risks and challenges associated with conducting business in compliance with applicable anti-bribery anti-corruption and antitrust laws and regulations.

We have operations in Brazil and other countries in South America, North America, Europe, and Asia. We face several risks and challenges inherent in conducting business internationally, where we are subject to a wide range of laws and regulations such as the Brazilian Anti-Corruption Law (Law 12.846/2013), Antitrust Law (Law 12.529/2011), the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery, anti-corruption and antitrust laws in other jurisdictions. In recent years there has been an increased focus on corruption in Brazil and also the investigation and enforcement activities of the United States under the FCPA and by other governments under similar laws and regulations. These laws generally prohibit corrupt payments to governmental officials and certain payments, gifts or remunerations to or from clients and suppliers.

Violations of these laws and regulations could result in fines, criminal penalties and/or other sanctions against us, our officers or our employees, requirements to impose more stringent compliance programs, and prohibitions on the conduct of our business and our ability to participate in public biddings for contracts. We may incur expenses and recognize provisions and other charges in respect of such matters. In addition, the increased attention focused upon liability issues as a result of investigations, lawsuits and regulatory proceedings could harm our brand or otherwise impact the growth of our business. The retention and renewal of many of our contracts depends on creating a sense of trust with our customers and any violation of these laws and regulations may irreparably erode that trust and may lead to termination of such relationships and have a material adverse effect on our financial condition and results of operations. If any of these risks materialize, our reputation, strategy, international expansion efforts and our ability to attract and retain employees could be negatively impacted, and, consequently our business, financial condition, results of operations and prospects could be materially adversely affected.

In March 2015, it was reported in the press that the Brazilian Federal Police had started an operation called Zelotes (“Operation”), to investigate whether a number of corporate taxpayers attempted to influence the decisions of the Administrative Board of Tax Appeals (CARF) through illegal means. On April 6, 2015, the Company received an inquiry from the CVM requesting clarifications regarding news reports linking the Company to the Operation. The Company clarified that, up to that moment, it had not been contacted by any public authority concerning the Operation.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation.

On February 25, 2016, the Federal Police came to Gerdau’s premises to execute court ordered searches and seizures, taking documents and data for examination. The Federal Police also interviewed certain individuals associated with Gerdau, including its Chief Executive Officer and another current Board member.  On that same date, filing a press release with SEC and CVM, the Company informed Bovespa and the New York Stock Exchange (NYSE).The internal investigation is ongoing, and the Company is cooperating with the Federal Police. See Notes 17 and 31 to the Consolidated Financial Statements (Tax, Civil and Labor Claims and Contingent Assets and Subsequent Events) for further information.

Although the Company does not presently believe that these matters will have a material adverse effect on its business, given the inherent uncertainties in such situations, the Company can provide no assurance that these matters will not be material to its business in the future.

Developments and the perception of risks in other countries, especially in the United States and emerging market countries, may adversely affect the market prices of our shares.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in the United States and emerging market countries, especially other Latin American countries. The reaction of investors to economic developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant reductions of the investments from investment funds and declines in the amount of foreign currency invested in Brazil.

The Brazilian economy is also affected by international economic and market conditions, especially economic and market conditions in the United States. Share prices on the BM&FBOVESPA, for example, have historically been sensitive to fluctuations in United States interest rates as well as movements of the major United States stocks indexes.

Economic developments in other countries and securities markets could adversely affect the market prices of our shares, which could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms, and could also have a material adverse effect on our operations and prospects.

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

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay. In 1989, the Company acquired the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel  and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In October 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. Gerdau Ameristeel itself has a number of operations throughout Canada and the United States, with 15 steel units and 57 fabrication shops and downstream operations.

In December 2003, Gerdau Açominas S.A., signed a purchase agreement with the Votorantim Group. Under this contract, Gerdau Açominas S.A. has agreed to purchase the real estate and mining rights of Companhia Paraibuna de Metais, a company controlled by Votorantim Group, whose mines were located at Miguel Burnier, Várzea do Lopes and Gongo Soco in the state of Minas Gerais. The assets involved in this transaction include 15 extraction concessions, located in a total area of 7,000 hectares. The original mining and steelworks facilities included in the aforementioned acquisition were decommissioned at that time. The price agreed upon for the purchase of the real estate and mineral rights described above was US$ 30 million (R$88.1 million on the date of the acquisition), with US$ 7.5 million paid at the signing of the agreement, 25% upon completion of the due diligence process and the remaining 50% in June of 2004. Gerdau’s initial focus was to ensure its iron ore self-sufficiency within the state of Minas Gerais. Since the iron ore self-sufficiency on our integrated mill (Ouro Branco) was achieved in 2012, currently, Gerdau is conducting exploration and development studies on its mining operations in order to establish itself as a player in the global iron ore market.

In September 2005, Gerdau acquired 36% of the stock issued by Sipar Aceros S.A., a long steel rolling mill, located in the Province of Santa Fé, Argentina. This interest, added to the 38% already owned by Gerdau represents 74% of the capital stock of Sipar Aceros S.A. In the same month, Gerdau concluded the acquisition of a 57% interest in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, Gerdau acquired an additional interest of 40% for US$107.2 million (R$188.7 million on the acquisition date), increasing its interest to 99% of the capital stock, a figure that also takes into consideration the dilution of non-controlling interests, which explains the higher Gerdau share compared with the share in the two major acquisitions made.

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for US$219.2 million (R$493.2 million on the acquisition date), the largest long special steel producer, forged parts manufacturer and foundry in Spain, and one of the major producers of forged parts using the stamping process in that country. In December 2006, Gerdau announced that its Spanish subsidiary Corporación Sidenor, S.A., had completed the acquisition of all outstanding shares issued by GSB Acero, S.A., a subsidiary of CIE Automotive for US$143.0 million (R$313.8 million on the acquisition date). In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for US$288.0 million (R$674.0 million on the acquisition date) a 20% interest in Corporación Sidenor. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor.

In March 2006, the assets of two industrial units were acquired in the United States. The first was Callaway Building Products in Knoxville, Tennessee, a supplier of fabricated rebar to the construction industry. The second was Fargo Iron and Metal Company located in Fargo, North Dakota, a storage and scrap processing facility and service provider to manufacturers and construction companies.

In June 2006, Gerdau acquired for US$103.0 million (R$224.5 million on the acquisition date) Sheffield Steel Corporation in Sand Springs, Oklahoma in the USA. Sheffield is a mini-mill producer of common long steel, namely concrete reinforcement bars and merchant bars.

In the same month, Gerdau won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for US$60.6 million (R$134.9 million on the acquisition date). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 33% of the total capital stock, for US$40.5 million, totaling US$101.1 million (R$219.8 million on the acquisition date). This acquisition added to the interest already acquired earlier in the year, for an interest of 83% of the capital stock of Siderperú.

In November 2006, the Company completed the acquisition of a 55% controlling interest in Pacific Coast Steel (“PCS”), for $104.0 million (R$227.4 million on the acquisition date). The company operates rebar fabrication plants in San Diego, San Bernardino, Fairfield, and Napa, California. Additionally, in April, 2008 Gerdau increased its stake in PCS to 84% paying US$82.0 million (R$138.4 million on the acquisition date). The acquisition of PCS expanded the Company’s operations to the West Coast of the United States and also added rebar placing capability.

In March 2007, Gerdau acquired Siderúrgica Tultitlán, a mini mill located in the Mexico City that produces rebar and profiles. The price paid for the acquisition was US$259.0 million (R$536.0 million on the acquisition date).

In May 2007, Gerdau acquired an interest of 30% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic, that produces rolled products. This partnership allowed Gerdau to access the Caribbean market. The total cost of the acquisition was US$42.9 million (R$82.0 million on the acquisition date). In July 2007, Gerdau acquired an additional interest of 19% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was US$72.0 million (R$135.2 million on the acquisition date). In October, 2014, Gerdau and Complejo Metalúrgico Dominicano S.A. confirmed the merger of operations of its companies Industrias Nacionales and METALDOM, becoming denominated Gerdau Metaldom. This merger is aimed at more 89 efficiency and competitiveness in the Caribbean and Central America region and assures the supply of steel products for construction sector in the Dominican Republic.

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela. The total cost of the acquisition was US$92.5 million (R$176.2 million on the acquisition date).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a joint venture for an investment in Tadipatri, India. The joint venture included an interest of 45% in Kalyani Gerdau Steel Ltd. The agreement provides for shared control of the joint venture, and the purchase price was US$73.0 million (R$127.3 million on the acquisition date). In May 2008, Gerdau announced the conclusion of this acquisition. On July 7, 2012, the Company obtained control of Kalyani Gerdau Steel Ltds (KGS), which the Company had an interest of 91.28% as of the control acquisition date. In 2012, until the date Gerdau acquired control over KGS, Gerdau made capital increases in KGS, which resulted in an increase of shareholding interest, going from 80.57% in December 31, 2011 to 91.28%.

In September 2007, Gerdau concluded the acquisition of Chaparral Steel Company, increasing Gerdau’s portfolio of products and including a comprehensive line of structural steel products. The total cost of the acquisition was US$4.2 billion (R$7.8 billion on the acquisition date), plus the assumption of certain liabilities.

In October 2007, Gerdau acquired 100% of Enco Materials Inc., a leading company in the market of commercial materials headquartered in Nashville, Tennessee. Enco Materials Inc. has eight units located in Arkansas, Tennessee and Georgia. The purchase price for this acquisition was US$46 million (R$84.9 million on the acquisition date) in cash, plus the assumption of certain liabilities of the acquired company.

In the same month, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles). The acquisition price was US$110.7 million (R$186.3 million on the acquisition date). In February 2008, the Company announced the conclusion of this acquisition.

In November 2007, Gerdau entered into a binding agreement for the acquisition of the steel company MacSteel from Quanex Corporation. MacSteel is the second largest producer of Special Bar Quality (SBQ) in the United States and operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan, Ohio, Indiana and Wisconsin. The agreement did not include the Building Products business of Quanex, which is an operation not related to the steel market. The purchase price for this acquisition was US$1.5 billion (R$2.4 billion on the acquisition date) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April 2008.

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

On November 14, 2014, the Company acquired from its parent company Metalúrgica Gerdau S.A. an additional participation of 0.63% in Gerdau Açominas S.A., 0.43% in Gerdau Aços Especiais S.A. and 0.86% in Gerdau Aços Longos S.A. The amount paid in the transaction came to R$130.2 million. The objective of this operation was to concentrate the operating companies in Gerdau S.A.

On July 13, 2015 the Company approved the acquisition of the minority interests described below, in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), with its counterparts Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. The acquisitions of these interests, in a total amount of R$1,986 million, allowed Gerdau to hold more than 99% of the total capital of each of the subsidiaries. On August 10, 2015, the CVM requested clarification from Gerdau and the Company, referring to the statements of a shareholder concerning the transaction for the acquisition of minority stakes in subsidiaries by Gerdau. The shareholder alleged a potential conflict of interest in the transaction. In response, the Company has identified to the CVM that the referenced acquisition had exclusively commercial merits, was properly and unanimously approved by the Board of Directors of Gerdau and that the terms and conditions for the acquisition took into account a long term market perspective.

On February 2, 2016, the Company announced that it has signed a technical cooperation agreement with JFE Steel Corporation for the production in Brazil of heavy plates, a value added steel good, to serve the market in the Americas. The agreement will optimize the learning curve of the heavy plate rolling mill, which will have the most modern technological resources, and operations will start in July 2016 at the Ouro Branco Mill in the state of Minas Gerais.

B.                                    BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2014 (last information available), 25.6% of the total crude steel production in the world was through mini-mill process and the remaining 74.4% was through the integrated process.

Crude Steel Production by Process in 2014*

	Crude Steel Production (in million	Production by Process (%)
Country	tonnes)	Mini-mill	Integrated
World	1,663	25.6%	74.4%
China	823	6.1%	93.9%
Japan	111	23.2%	76.8%
U.S.A.	88	62.6%	37.4%
India	87	57.6%	42.4%
Russia	72	30.6%	69.4%
S. Korea	72	33.8%	66.2%
Germany	43	30.4%	69.6%
Ukraine	27	6.2%	93.8%
Brazil	34	23.0%	77.0%

Source: Worldsteel/World Steel In Figures

*Last information available

Over the past 15 years, according to worldsteel, total annual crude steel production has grown from 851 million tonnes in 2001 to 1,599 million tonnes in 2015, for an average annual increase of 4.5%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production decreased by 2.3% from 1,637.0 million tonnes in 2014 to 1,599.5 million tonnes in 2015, with an 8.7% reduction in North America, 3.6% in the C.I.S and 1.8% in the Middle East.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation but both construction and manufacturing sectors decelerated, resulting in a reduction of steel consumption for the second year in a row. In 2015, China’s crude steel production was 803.8 million tonnes, a reduction of 2.3% compared to 2014. In 2015, China’s share of world steel production was 50.3% of world total crude steel.

Crude Steel Production by Country in 2015 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 1,096.3 million tonnes of crude steel in 2015, a decrease of 1.3% compared to 2014, and its share of world steel production amounted to 68.5%. Japan produced 105.2 million tonnes in 2015, a decrease of  5.0% compared to 2014. India’s crude steel production was 89.6 million tonnes in 2015, an increase of 7.7% compared to 2014. South Korea’s production was 69.7 million tonnes in 2015, a decrease of 1.9% compared to 2014.

The EU-28 produced 166.2 million tonnes of crude steel in 2015, a decrease of 1.8% compared to 2014. The United Kingdom showed a decrease of 10.0% compared to 2014, producing 10.9 million tonnes in 2015, while Germany remained relatively stable compared to 2014, and produced 42.7 million tonnes in 2015.

In 2015, crude steel production in North America was 110.7 million tonnes, a decrease of 8.7% compared to 2014. The United States produced 78.9 million tonnes of crude steel, a decrease of 10.6% compared to 2014.

The CIS showed a crude steel production decrease of 3.6% in 2015. Russia produced 71.1 million tonnes of crude steel, an increase of 0.7% compared to 2014, while Ukraine recorded a decrease of 15.6%, with year-end production figures of 22.9 million tonnes.

The Brazilian Steel Industry

In 2015, Brazil was  the world’s 8th largest producer of crude steel, with a production of 33.2 million tonnes, a 2.0% share of the world market and 52.0% of the total steel production in Latin America during the year.

Total sales of Brazilian steel products were 31.9 million tonnes in 2015, 31.5 million tonnes in 2014 and 32.5 million tonnes in 2013, exceeding domestic demand of 21.3 million tonnes in 2015, 25.6 million tonnes in 2014 and 28.0 million in 2013. In 2015, total steel sales in the domestic market decreased 16.1% from 2014, going from 21.7 million tonnes to 18.2 million tonnes.

The breakdown of total sales of Brazilian steel products in 2015 was 70,0% or 22.3 million tonnes of flat steel products, formed by domestic sales of 10.0 million tonnes and exports of 12.3 million tonnes. The other 30.0% or 9.6 million tonnes represented sales of long steel products, which consisted of domestic sales of 8.2 million tonnes and exports of 1.4 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although per capita domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 215, the Brazilian GDP decreased by 3.8%, increased by 0.1% in 2014 and increased by 2.3% in 2013.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products, based on apparent domestic consumption, has lagged total supply (total production plus imports).

In 2015, Brazilian steel exports totaled 13.7 million tonnes, representing 43.0% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 8.7 million tonnes in 2015, 6.3 million tonnes in 2014 and 5.3 million tonnes in 2013, representing 63.5%, 64.4% and 65.2% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

(*) Preliminary figures

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2013, imports were 3.7 million tonnes, increased to 4.0 million tonnes in 2014 and 3,2 in 2015. In 2015, imports represented 15.1% of apparent domestic consumption, a reduction  compared to  2014, which was mainly due to the depreciation of the real against the US dollar, beyond lower international steel prices.

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

The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers.  Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis.  The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world.  Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the non-residential and automotive sector. The Company believes that this trend should continue throughout 2016.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Chile, Colombia, Spain, the United States, Guatemala, India, Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

According to 2015 rankings by Steel on the Net, a principal industry publication, Gerdau is the leading manufacturer of long steel in the North and South America.  Gerdau believes it is one of the major global suppliers of special steel.  In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding Gerdau’s product mix and the competitiveness of its operations. In addition, Gerdau believes it is one of Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates.  Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

According to information from the Brazilian Steel Institute (Instituto Aço Brasil) from June 2015, Gerdau is Brazil’s largest producer of long rolled steel.  Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by Worldsteel Association as the world’s 16th largest steel producer based on its consolidated crude steel production in 2014, the year for which the last information is available.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF).  In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais.  Gerdau currently has a total of 52 steel producing facilities globally, including joint venture and associate companies.

As of December 31, 2015, Gerdau’s total consolidated installed annual capacity, excluding investments in joint venture and associate companies, was approximately 26.0 million tonnes of crude steel and 22.5 million tonnes of rolled steel products.  The Company had total consolidated assets of R$70.1 billion as of December 31, 2015, consolidated net sales of R$43.6 billion as of December 31, 2015, shareholders’ equity (including non-controlling interests) of R$32.0 billion as of December 31, 2015, a total consolidated net loss (including non-controlling interests) R$4.6 billion in the period ended on December 31, 2015.  After excluding the impairment of assets and the write-off of the deferred tax assets, which are extraordinary events, the net income for the period ended on December 31, 2015 would be R$684.3 million.

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

A significant portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America, Europe and Asia.  Gerdau began its expansion into North America in 1989, when consolidation in the global steel market effectively began.  Gerdau currently operates 17 steel production units in the United States, Canada and Mexico, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rods, commercial rolled steel bars, extruded products and beams.

Gerdau’s operating strategy is based on the acquisition and/or construction of steel mills located close to its customers and sources of the raw materials required for steel production, such as scrap metal, pig iron and iron ore.  For this reason, most of its production has historically been geared toward supplying the local markets in which it has production operations.  However, Gerdau also exports a substantial portion of its production to other countries.

Through its subsidiaries and affiliates, Gerdau also engages in other activities related to the production and sale of steel products, including:  reforestation; electric power generation projects; coking coal, iron ore and pig iron production; as well as fab shops and downstream operations.

Operations

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries. Shipments by the Company’s Brazilian operations include both domestic and export sales. Most of the shipments by the Company’s business operations in North and Latin America (except Brazil) are aimed at their respective local markets.

From the third quarter of 2015, the Company established a new business segmentation, comprising Brazil BO, North America BO, South America BO and Special Steel BO, with the iron ore operation starting to be reported in Brazil BO and Mexico’s operation integrating the North America BO. This change happened in order to obtain greater strategic and operational synergies in serving the markets of South America, North America and Brazil, as follows:

•                  Brazil BO (Brazil Business Operation) - includes operations in Brazil (excluding Special Steel), the coking coal operation in Colombia and coke and iron ore operation in Brazil;

•                  North America BO (North America Business Operation) - includes all operations in North America (Canada, United States and Mexico), excluding Special Steels;

•                  South America BO (South America Business Operation) - includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, metallurgical coal and coke operation in Colombia and iron ore  operation in Brazil;

•                  Special Steel BO (Special Steel Business Operation - includes the special steel operations in Brazil, Spain, the United States and India.

For the purposes of comparative analysis, the years 2013 and 2014 were reclassified according to the new business segmentation.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Operation for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations (1)	Year ended December 31,
(1,000 tonnes)	2015	2014	2013
TOTAL	16,970	17,869	18,519
Brazil(2)	6,457	6,583	7,281
North America	6,232	6,500	6,547
South America	2,222	2,278	2,405
Special Steel	2,621	2,894	2,857
Eliminations and Adjustments	(562)	(386)	(571)

(1) The information does not include data from joint ventures and associate companies.

(2) Does not consider coking coal and coke shipments.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Operations (1)	Year ended December 31,
(R$ million)	2015	2014	2013
TOTAL	43,581	42,546	39,863
Brazil(2)	12,977	14,813	15,111
North America	17,312	14,640	13,164
South America	5,477	5,078	4,797
Special Steel	8,882	8,644	8,023
Eliminations and Adjustments	(1,067)	(629)	(1,232)

(1) The information does not include data from joint ventures and associate companies.

(2) Includes coking coal and coke net sales.

Brazil Business Operation

Steel information

The Brazil Operation minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision.  Sales trends in both the domestic and export markets are forecast monthly based on historical data for the three preceding months.  Brazil Operation uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand.  Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil Operation, sales volume in 2015 presented a slight reduction (-1.9%) compared to 2014, mainly influenced by the 22.7% reduction in the domestic market demand due to a lower level of activity in the construction and industry sectors, which was caused by economic uncertainty in Brazil.  Furthermore, export volumes grew more than two times (+ 108.3%) compared to 2014 due to opportunities in the international market, combined with a favorable exchange rate throughout 2015.  The outlook for Brazil’s economy is contraction, according to GDP projections for 2016 (-3.5%).

In 2014, around 16% of the production sold in Brazil was distributed through Gerdau’s distribution channel, with 89 stores throughout Brazil and 38 downstream facilities, serving a significant number of customers.  Another important distribution channel is the independent’s network, formed by points of sales to which Gerdau sells its products, giving it comprehensive national coverage.  Sales through its distribution network and to final industrial and construction consumers are made by Gerdau employees and authorized sales representatives working on commission.  This business operation has annual crude steel installed capacity of 9.1 million tonnes and 6.0 million tonnes of finished steel products.

Metallurgical and coking coal information

The coal mines are located in Tausa, Cucunubá, Samacá, Ráquira and Cúcuta, Colombia.  The use of these mineral resources in a customized way as raw material in our integrated mill (Ouro Branco) it is a strategy that will help us to maintain the competitiveness of this unit in the long term by reducing exposure to traditional seaborne market..  Gerdau does not currently consider any of these properties to be a “material” property for purposes of Industry Guide 7 and none of these properties have any known reserves.

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

The drilling campaign that the Company has already executed and intends to execute as follows:

•                                 2004 a 2011: 47,4 mil metros de perfurações;

•                                 2012 a 2015: 44,0 mil metros de perfurações;

•                                 2016 a 2018: 68,7 mil metros de perfurações estão planejados para se obter informações adicionais para o modelamento geológico (em análise pela Administração da Companhia).

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

North America Business Operation

The North America Operation has annual production capacity of 10.5 million tonnes of crude steel and 9.5 million tonnes of finished steel products.  It has a vertically integrated network of 19 steel units for the operation of a mini-mill (including joint ventures and associate companies), 37 scrap recycling facilities (including joint ventures and associate companies), 58 downstream operations (including three joint ventures) and fabshops.  North America Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication.  Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

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

In general, sales of finished products to U.S. customers are centrally managed by the Tampa sales office while sales to Canadian customers are managed by the Whitby sales office.  There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Texas for managing sales of structural products.  Metallurgical service representatives at the mills provide technical support to the sales group.  Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities.  Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at Gerdau’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

At the North America Operation, shipments in 2015 decreased 4.1% compared to 2014, due to the increasing share of imported products in the region, even with the maintenance of good demand in the non-residential construction sector.

The North America Operation accounted for 35.6% of overall Gerdau sales volumes.  Gerdau’s Canadian operations sell a significant portion of their production in the United States.

South America Business Operation

The South America Business Operation comprises 14 steel facilities (including joint ventures and associate companies), 46 retail facilities, 25 fab shops (including joint ventures and associate companies) and 14 scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 2.4 million tonnes of crude steel and 2.3 million tonnes of finished steel products. The South American operation accounted for 12.7% of overall Gerdau sales volumes, representing 2.2 million tonnes in 2014, a stability when compared to 2014, even with high volumes of imports in the region. The main representative countries in the South America Business Operation are Chile, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic, Venezuela and Guatemala.

Chile - Has installed capacity of 520,000 tonnes of crude steel and 530,000 tonnes of rolled steel. This unit produces rebars, merchant bars and wire rods, which are commercialized, primarily, in the domestic market. Gerdau in Chile sells its products to more than 150 clients, including distributors and end-users.

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

Peru — Is one of the main steel companies in Peru, with more than 50 years of experience in this business. The company sells its products to approximately 500 clients in the construction, manufacturing and mining sectors and has more than 140 distributors. Gerdau in Peru has annual installed capacity of 650,000 tonnes of crude steel and 520,000 tonnes of rolled products.

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

The Special Steel Business Operation recorded a reduction of 9.4% in shipments in 2015 compared to the prior year, due to the strong reduction in the demand from the automotive sector in Brazil and, in a lesser extent, in the US oil and gas sector.

In Brazil, Gerdau special steel operations are located in Rio Grande do Sul (Charqueadas) and in São Paulo (Pindamonhangaba e Mogi das Cruzes). The special steel units in Brazil have a combined annual capacity of 1.4 million tonnes of crude steel and 1.9 million tonnes of rolled products. The operation in Brazil has more than 300 customers located mainly in Brazil, although its products are also exported to South America, North America, Europe and Asia.

In Europe, Gerdau special operations are located in Spain (Basauri, Reinosa, Azkoitia and Vitoria), which sells special steel to the entire continent and exports to North America, Africa and Asia. This operation has more than 480 clients located mainly in Spain, France, Germany and Italy, and has an annual installed capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled products.  The operation also has four downstream operations located in Spain.

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

In India, the Company initiated the operation of a plant for the production of special steel with capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled products. Important projects were completed in 2015, such as a new coke oven and a power generation plant.

There are commercial and operational synergies among the units in this business operation through centralized marketing and production strategies.

Exports

In 2015, the global steel industry was unable to recover from the difficult conditions that have prevailed since the second quarter of 2014. In addition to the ongoing deceleration in the Chinese economy and the stagnation of the global economy, political conflicts in important exporting and importing regions exerted a strong influence on demand and international prices. In general, international prices, which reached historical lows in late 2014, continued to decline, pressured by oversupply in the industry.

International prices in the first half of 2015 showed a slight downward trend and occasionally registered upward moves. In the second half of the year, international prices for steel goods in general posted sharper drops, but with more aggressive declines in the flat steel segment. Prices for the main long steel products (rebar, wire rod, profiles and structural profiles) fell 30% to 37% in international markets, comparing exports by traditional exporting countries (Turkey, Russia, Ukraine, South Korea and China) in December 2015 in relation to December 2014. Prices for key flat steel products exported by China (hot-rolled coils and heavy plates) fell 42% in international markets, comparing exports in December 2015 in relation to December 2014. Semi-finished products, billets and slabs also posted sharp price drops in the same period. Billet prices were also pressured by China’s growing presence in the market, which intensified competition with Russian and Ukraine, with declines from 37% to 43%. The prices of slabs from Russia and Ukraine fell between 42% and 44%.

The reductions in international prices were leveraged by the economic situation in the world’s main exporting countries and the resulting depreciation in their currencies, particularly in Russia and Ukraine. Softening demand in the respective domestic markets also led producers to boost their exports.

Reductions in the international prices were leveraged by the economic situation of the world’s leading exporters and the consequent devaluation of their currencies, especially Russia and Ukraine. The lower demand in respective domestic markets also led producers to increase export volumes.

In 2015, Brazil remained Gerdau’s main exporting country, accounting for 97% of its total exports by volume. Mexico accounted for 2% of the total and the United States accounted for approximately 1%.

The main export destination in 2015 was South America, accounting for 27%, due to exports to supply the Group’s companies. North America was another important destination, which was driven by exports of slabs, accounting for 21% by volume in 2015. Other regions have increased their percentage in 2015 due to higher export volume. Europe represented 14% of the total, Africa 14%, Central America 11%, the Middle East 7% and Asia 6%.

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports by Destination	2015	2014	2013
Total including shipments to subsidiaries (1,000 tonnes)	2,231	1,134	1,715
Africa	14%	—	4%
Central America	11%	6%	12%
North America	21%	43%	23%
South America	27%	39%	42%
Asia	6%	6%	13%
Europe	14%	6%	6%
Middle East	7%	—	—

In 2015, Gerdau continued to register its highest export volumes in billets and slabs, despite exporting products from almost its entire line.

Gerdau continues to build a diversified client base around the world, which will be fundamental for meeting the challenges ahead in 2016.

Products

The Company supplies its customers with a wide range of products, including steel products and iron ore:

Semi-finished products (Billets, Blooms and Slabs)

The semi-finished products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebars and merchant bars. They represent an important part of the products from the Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products, and mainly used to produce hot and cold rolled coils, heavy slabs and profiles.

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

Special Steel Products

Special steel requires advanced manufacturing processes and normally includes some degree of customization. The Company produces special steel used in automotive components, machinery, road and agricultural parts, mining equipment, tools, rail components and maritime mooring at its Pindamonhangaba, Mogi das Cruzes and Charqueadas units in Brazil, at Basauri, Azkoitia and Vitória units in Spain, at the Fort Smith, Jackson and Monroe units in the United States and in Tadipatri, India.

Flat Products

The Company’s Ouro Branco mill produces slabs, which are rolled into flat products such as hot- and cold-rolled steel coils, heavy plates and structural profiles.  Gerdau also produces hot-rolled coils, which are sold in the domestic and export markets. The Company distributes these hot-rolled coils through its distribution channel and direct sales, and also resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its flat steel service centers.

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

The following table presents the main products and the contributions to net revenue and net income by Business Operation for the periods shown:

	Brazil			North America			South America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.			—
Year	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net Sales (R$ million)	12,977.3	14,813.3	15,111.0	17,312.2	14,640.1	13,163.6	5,477.2	5,078.4	4,797.3	8,882.1	8,643.9	8,023.1	(1,067.6)	(629.4)	(1,232.0)
% of Consolidated Net Sales	29.8%	34.8%	37.9%	39.7%	34.4%	33.0%	12.6%	11.9%	12.0%	20.4%	20.3%	20.1%	(2,4)%	(1,5)%	(3,1)%
Net (Loss) Income (R$ million)	(671.7)	1,013.8	1,705.2	(1,429.6)	638.3	(16.0)	(192.6)	(110.0)	138.5	(2,297.4)	123.1	156.7	(4.7)	(176.8)	(290.7)
% of Consolidated Net (Loss) Income	14.6%	68.1%	100.7%	31.1%	42.9%	(0,9)%	4.2%	(7,4)%	8.2%	50.0%	8.3%	9.3%	0.1%	(11,9)%	(17,2)%

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

Logistics

Gerdau sells its products through independent distributors, direct sales from the mills and its retail network (Comercial Gerdau).

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

Gerdau uses around 12 ports to deliver products from the entire Brazilian coastline. The majority of exports are shipped from Praia Mole Private Steel Terminal in Vitoria, Espírito Santo. Furthermore, this is Brazil’s most efficient and productive seaport for handling steel products, with more than 20 years of expertise in this business.

Overseas, Gerdau owns a private port terminal in Chimbote (Peru), where the Company has a steel mill, used to deliver inputs, raw material and products for the operation. In addition, the Company, in the second half of the year, lauched an export terminal for coal in Colombia.

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

The Company operates in the flat steel market through its Ouro Branco mill that produces slabs, which are used to roll flat products such as hot and cold rolled steel coils and heavy plates. Gerdau also produces hot-rolled coils, which are sold in the domestic and export markets. The Company distributes these hot-rolled coils and also resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its flat steel service centers.

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil, United States, Spain and India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2015, the ArcelorMittal Brasil was the largest Brazilian crude steel producer, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil). Meanwhile, Gerdau was the second largest crude steel producer in Brazil during 2015.

The table below presents the Company’s main competitors and market share in Brazil’s crude steel market:

	Fiscal year ending December 31,
Brazilian crude steel producers (%)	2015*	2014	2013
ArcelorMittal Brasil	30.0	25.5	23.2
Gerdau	21.1	22.0	23.6
Usiminas	15.1	17.9	20.1
CSN	12.8	13.2	13.0
CSA	12.7	12.2	10.9
Others	8.3	9.2	9.2
Total	100.0	100.0	100.0

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

Competitive Position — Outside Brazil

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes to be the second largest mini-mill steel producer in North America, with annual nominal capacity of 10.5 million tonnes of crude steel and 9.5 million tonnes of rolled products.

Gerdau’s geographic market in North America encompasses primarily the United States, Canada and Mexico. The Company faces substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Selkirk, Midlothian, Jacksonville, Jackson, Cartersville and Petersburg mini-mills are shipped greater distances, including overseas.

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

In South America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. Around 80% of shipments from Gerdau’s South American Operation originate from Chile, Peru and Colombia. In this market, the main barriers faced by Gerdau sales are freight and transportation costs and the availability of imports. The main products sold in the South American market are the constructions, mechanic, agriculture and mining markets.

Currently, the Special steel operations in Spain has approximately 7% stake of the special steel market in Europe; in United States, the Company believes to have approximately 19% of the special steel market; in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 78%; and, in India the production and commercialization of rolled products began in 2013, and continue to ramp up, providing gradual access in the Indian market.

Business Cyclicality and Seasonality

The steel industry is highly cyclical. Consequently, the Company is exposed to fluctuations in the demand for steel goods that in turn cause fluctuations in the prices of these goods. Furthermore, since the production capacity of Brazil’s steel industry exceeds its demand, it is dependent on export markets. The demand for steel goods and consequently the financial conditions and operating results of steel producers, including the Company, are generally affected by fluctuations in the world economy and in particular the performance of the manufacturing, construction and automotive industries. Since 2003, the good performance of the world economy, especially in developing economies, such as China, has led to strong demand for steel goods, which contributed to historically high prices for Gerdau’s steel goods. However, with the financial crisis that emerged in mid-2008, these prices have become unsupportable, especially given the expansion in world installed production capacity and the recent softening of demand. In the second quarter of 2008 and especially in early 2009, the United States and other European economies showed strong signs of a slowdown, which in turn affected many other countries. Over the past few years, developing economies have shown signs of a gradual recovery, while developed economies still present a challenging demand scenario. The Company believes that, in 2016, the steel industry will remain challenging and continue to present volatility. The reduction in demand for steel goods or exports from countries that are unable to consume their internal production, as was the case in 2008, could have a significant adverse effect on the Company’s operations and prospects.

In Gerdau’s Brazilian and South American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity.  In Gerdau’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower shipments.  In Gerdau’s Special Steel Operations, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

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

Furthermore, since 2012 the Company has been developing energy efficiency actions at all of its industrial units in the country in order to increase its energy savings on its various process.

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

Brazil and Special Steel Business Operation - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals developed by Gerdau’s unit in Colombia and other materials imported from the United States, Canada, Russia, Australia, among other origins with lower expression in volumes, as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 78% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

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

South America Business Operation - The main input used by the Company’s mills in South America is ferrous scrap. This operation is exposed to market fluctuations, varying its prices according to each local market.

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

In 2015, Gerdau consumed more than 14 million tonnes of scrap, which accounted for significant gains from increasingly competitive operating costs.

Because ferrous scrap is one of its main raw materials in steel production, Gerdau is dedicated to improving its supply chain in various countries, aiming to develop and integrate micro and small suppliers into the Company’s business. In Brazil, the main part of the scrap consumed by the Company comes from small scrap collectors who sell all their material to Gerdau, which provides a direct supply at more competitive costs for the Company. In North America, although smaller, the number is still significant, ensuring the competitiveness of the business in the region.

Brazil and Special Steel Business Operations - The price of steel scrap in Brazil varies by region and reflects local supply, demand and transportation costs. The Southeast is the country’s most industrialized region and generates the highest volume of scrap. Due to the high concentration of players in this region, competition is more intense.

Gerdau has six scrap shredders, including a mega-shredder at the Cosigua mill in Rio de Janeiro that is capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

In the Special Steel unit located in Europe, the industrial scrap is the main kind of  raw-material used in the operation

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

South America Business Operation - The price of scrap in South America varies widely from country to country in accordance with supply, demand and transportation cost.

Pig Iron and Sponge Iron

Brazil Business Operation - Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by a number of small producers. Pig iron is a drop-in substitute for scrap and in Brazil it is an important component of the metal mix used to make steel in the mills. The price of pig iron follows domestic and international demand, and its cost production is basically composed by reducers and minerals.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 7.6 million tonnes in 2015, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

Gerdau has three coke production units in Colombia with annual production capacity of 550,000 tonnes. Two of these operations are currently deactivated due to the current scenario of low prices in the international market. In 2013, it consolidated the supply of Colombian coking coal and began to develop coal for injection processes, with the supply of injection coal currently suspended due to competitiveness reasons, given the low prices of this material in recent years, with both of these materials used by the Ouro Branco Mill. Also in 2013, it started to develop new solid fuels customized at this unit, specific cokes for testing at plants equipped with smaller blast furnaces that traditionally use charcoal as fuel, and coals and cokes for other applications in the market.

The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and graphite electrodes that are  available in the national and international market. Gerdau North America Business Operation has obtained adequate quantities of these raw materials and supplies at competitive market prices. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

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

•                  Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Araçariguama, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Pindamonhangaba and Mogi das Cruzes. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties.

The Company currently holds the following power generation concessions in Brazil:

•             Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Statkraft (2.2%).

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

In Spain, the energy contract comes into force in January 2016 and is valid until January 2019, 50% of the energy is linked to a fixed price and the other 50% are based on the spot market with the possibility of interruption. The gas contract also comes into force in January 2016 and is valid until 2017, 75% of the energy is linked at a fixed price and the remaining 25% are based to Brent and the exchange rate with the possibility of interruption.

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

In Chile electricity is purchased under a long-term agreement (7 years). This agreement will finish on 2021, and the transmission electricity agreement will finish in 2034. The plant receives CNG (Compressed Natural Gas), the supply is done through piping lines in Renca and Colina plants.

In Uruguay, electricity is purchased under agreements renewed automatically on an annual basis from the state-owned utility UTE.  Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute). During 2014, the plant operated mostly on fuel oil, due to competitive reasons.

In Peru, has a current electricity contract until December 2025. The plant receives CNG (Compressed Natural Gas) by trucks and then is decompressed and distributed through internal pipeline to production processes.

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

In Mexico, electricity is purchased under agreements regulated by the state-owned utility Companía Federal de Electricidad (CFE). The natural gas agreements are annually and automatically renewed. Electricity and natural gas prices are indexed and adjusted monthly based on the NYMEX prices indices.

In India, electricity is supplied by the distribution company and by self-generation. In the event of rationing, the power deficit may be acquired through power swap agreements (short-term contracts) or bilateral agreements.

Production Output

Gerdau S.A. Consolidated	Year ended December 31,
annual production (million tonnes)	2015	2014	2013
Crude steel production	16,862	18,028	18,009
Rolled steel production	14,604	16,026	15,502
Iron Ore production	7,419	7,623	5,586

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

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified as well as a sort of products and laboratories certification according demands. In general, production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 30-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (ECC) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

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

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels, however, 2015 showed an increase in provision for doubtful accounts due to the higher default levels recorded in Brazil. On December 31, 2015, provision for doubtful accounts was 4.0% based on gross account receivables as per Note 5 to the Consolidated Financial Statements, on December 31, 2014 was 2.2% and on December 31, 2013 this provision was 2.4% of gross account receivables. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers amounts up to approximately US$ 5.0 billion (R$ 15.9 billion as of April 30, 2015), including material damage to installations (US$ 4.3 billion) and losses of gross revenues (US$ 760 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2016. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Gerdau’s mining explorations in Brazil are subject to the prevailing rules established by the Brazilian Mining Code (Decreto-Lei nº 227, de 28 de fevereiro de 1967) and un-codified mining legislation, with mining exploration substantiated by mining property rights and titles.  Gerdau acquired the surface of the areas corresponding to the respective mining rights, as well as all other mining property rights and titles, through an Asset Sale and Rights Assignment Agreement entered into between Gerdau Açominas S.A. and Companhia Paraibunas de Metais, Siderúrgica Barra Mansa S.A., Votorantim Metais Ltda. and Votorantim International Holding N.V. on May 19, 2004.  The Company’s mining explorations are subject to the limitations imposed by Brazil’s Federal Constitution and Mining Code and by the laws and regulations pertaining to exploration activities, which include requirements concerning, among other things, how the mineral deposits are used, workplace health and safety, environmental protection and restoration, pollution prevention and health and safety of local communities where the mines are located.  The Brazilian Mining Code also establishes certain requirements for sending notifications and information.  The “DNPM - Departamento Nacional de Produção Mineral” (National Department of Mineral Production) is responsible for granting, regulating and promoting the planning and activities encouraged for mineral exploration and use of mineral resources as well as for monitoring geological and mineral research, and mineral technologies as well as to ensure, control and monitor mining activities in mining areas).  Gerdau holds the ownership of all land and all mining property rights and titles for the mines it currently explores, as well as the respective environmental licenses to commercially operate the mines located in the cities of Miguel Burnier, Várzea do Lopes and Gongo Soco in the Brazilian state of Minas Gerais.  Brazil’s Mining Code and Federal Constitution impose on companies that conduct exploration activities, such as us, requirements concerning, among other things, the manner in which mineral deposits are used, worker health and safety, environmental protection and restoration, pollution prevention and the health and safety of the local communities where the mines are located.  The Mining Code also imposes certain notification and reporting requirements.

Currently, in the House of Representatives (Câmara dos Deputados), Projeto de Lei nº 5.807/2013 is being discussed, which, if and when approved, will replace the current Brazilian Mining Code.  Among the main innovations provided by Projeto de Lei nº 5.807/2013  includes the following:  (i) creation of the National Mining Agency - ANM, replacing the DNPM and the creation of the National Council of Mineral Policy - CNPM; (ii) research permit and mining concession in a single process, with permission, or calling public bidding process, depending on the area and substance; (iii) the initial period of 40 years, renewable for 20 years for mineral concessions, which will follow the bidding rules established by Law No. 12.462, of August 4, 2011; (iv) new system for calculating the CFEM; and (v) establishing new fees related to mining activity.

The mineral rights held by Gerdau cover a total of 8,837.19 ha and the period of concessions is until the exhaustion of the deposits, on the condition that we perform legal requirements annually.  The table below shows the DNPM processes held by Gerdau:

Mining Rigth DNPM	City	Location	State
1,978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4,575/1935	OURO PRETO	MIGUEL BURNIER	MG
3,613/1948	OURO PRETO	MIGUEL BURNIER	MG
5,303/1948	OURO PRETO	MIGUEL BURNIER	MG
5,514/1956	OURO PRETO	MIGUEL BURNIER	MG
5,975/1956	OURO PRETO	MIGUEL BURNIER	MG
6,549/1950	OURO PRETO	MIGUEL BURNIER	MG
930,600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3,583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3,584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3,585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8,141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6,255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5,945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932,705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833,209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,044/2006	OURO BRANCO	DOM BOSCO	MG

830,158/2007	OURO PRETO	DOM BOSCO	MG
830,159/2007	OURO PRETO	DOM BOSCO	MG
830,160/2007	OURO PRETO	DOM BOSCO	MG
831,640/2003	OURO PRETO	DOM BOSCO	MG
830,475/2007	OURO PRETO	DOM BOSCO	MG
832,620/2006	OURO PRETO	MIGUEL BURNIER	MG
830,797/2013	OURO PRETO	MIGUEL BURNIER	MG
830,798/2013	OURO PRETO	MIGUEL BURNIER	MG
832,377/2014	OURO PRETO	MIGUEL BURNIER	MG
832,375/2014	OURO PRETO	MIGUEL BURNIER	MG
833,018/2015	ITABIRITO	VÁRZEA DO LOPES	MG

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

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2015:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2015, 2014 and 2013:

				Equity Interests
				Total capital (*)
Consolidated company	Country	2015	2014	2013
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.35	95.85	95.22
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.11	94.34	93.48
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	65.75	88.74	60.09
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	100.00	100.00	100.00
Gerdau América Latina Participações S.A.	Brazil	99.12	94.22	94.22
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	99.56	97.17	96.74
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00

				Equity Interests
				Total capital (*)
Consolidated company	Country	2015	2014	2013
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (8)	Colombia	99.68	99.71	99.71
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	—	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Private Ltd.	India	98.90	98.83	98.38

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa.., Gerdau Aceros Especiales Europa.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Armacero Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda.

(7) Subsidiaries: Gerdau Holdings Europa S.A. y CIA, Bogey Holding Company Spain S.L.

(8) Subsidiaries: Cyrgo S.A..

(9) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(10) Subsidiary: Siderco S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 45% stake, the investments in Corporación Centroamericana del Acero S.A. in the Guatemala, in which Gerdau has a 30% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Corsa Controladora, S.A.P.I de C.V. in Mexico, in which Gerdau has a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51,82% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

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

Gerdau Ameristeel Corporation - Gerdau Ameristeel has annual capacity of 10.0 million tonnes of crude steel and 9.1 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are : Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and Chaparral Steel Company.

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

Gerdau Steel India Private Ltd. - Steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. The crude steel capacity of this unit is 250,000 tonnes and 300,000 of rolled steel capacity.

Cleary Holdings Corp. - Cleary Holdings Corp controls a metallurgical coke producer and coking coal reserves in Colombia.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2015:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL		ROLLED PRODUCTS		EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,252	9,099		5,989
Açonorte	Brazil	PE	—	265		242		EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330		196		Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	198		161		EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	932		1,414		EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	570		460		Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	540	*	—		EAF mini-mill	Billet
Riograndense	Brazil	RS	—	450		495		EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	495	*	397	*	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	820		600		EAF mini-mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—		—		Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—		—		Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500		2,026		Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICA OPERATION			—	10,472		9,487
Mexico	Mexico	—	—	500		400		EAF mini-mill, rolling mill	Rebar, merchant bars and beams

Beaumont	USA	TX	—	600		730		EAF mini-mill, rolling mill	Wire rod
Calvert City	USA	KY	—	—		300		Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	ON	—	330	*	290		EAF mini-mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	840		580		EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	370		325		EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	610		540		EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	FL	—	730		620		EAF mini-mill, rolling mill	Rebar, merchant bars
Knoxville	USA	TN	—	520		550		EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	430		360		EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Sayreville	USA	NJ	—	730		600		EAF mini-mill, rolling mill	Rebar
St. Paul	USA	MN	—	620		420		EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL		ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
Whitby	Canada	ON	—	900		840	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	320		320	EAF mini-mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,500		1,449	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	1,000		700	EAF mini-mill, rolling mill	Merchant bars and beams
Rancho Cucamonga	USA	CA	—	472		463	EAF mini-mill, rolling mill	Rebar
SOUTH AMERICA OPERATION			400	2,374		2,337
Chile	Chile	—	—	520		530	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Uruguay	Uruguay	—	—	100		90	EAF mini-mill, rolling mill	Rebar, merchant bars and mesh
Colombia	Colombia	—	—	854		764	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, shapes and mesh
Argentina	Argentina	—	—	—		263	Rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400	650		520	Blast Furnace, EAF mini-mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—	250		170	EAF mini-mill, rolling mill	Rebar
SPECIAL STEEL OPERATION			275	4,059		4,663
Pindamonhangaba	Brazil	SP	—	620		1.188	EAF mini-mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	*	264	EAF mini-mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430		465	EAF mini-mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Basauri	Spain	—	—	820		372	EAF mini-mill, rolling mill and finishing	Special bars and cold finished bars
Reinosa	Spain	—	—	240		161	EAF mini-mill, rolling mill, finishing and foundry	Cold finished bars, rolling mill rolls and forged pieces.
Azkoitia	Spain	—	—	—		397	Rolling mill and finishing	Bars, special profiles and cold finished bars
Vitória	Spain	—	—	—		200	Rolling mill and finishing	Wire rod and cold finished bars
Fort Smith	USA	AR	—	474		550	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	299		276	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	551		490	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
India	India	AP	275	250		300	Integrated/blast furnace, converter and rolling mill	Pig iron, billets and rolled bars
GERDAU TOTAL			5,927	26,004		22,476

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

Focused on ensuring its iron ore self-sufficiency within the state of Minas Gerais, and searching for the opportunity to add value to its business by the use of its own mineral resources, Gerdau until 2014 conducted surveys to assess and implement expansions projects of its mining operations in order to establish itself as a player in the global iron ore market. However, with the current price of iron ore in the international market, Gerdau decided to focus only on the production of iron ore to its self-sufficiency.

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

•                  Várzea do Lopes Complex;

•                  Gongo Soco. There are no mining activities in this location.

The table below shows the payments made to the Brazilian government related to resource extractions, related to 2015.

	CFEM (Financial Compensation for Exploitation of Mineral Resources)		TFRM (Inspection Fee for Mineral Resources)
Miguel Burnier	R$	2,372 thousand	R$	1,461 thousand
Várzea do Lopes	R$	13,804 thousand	R$	1,131 thousand

Financial Compensation for Exploitation of Mineral Resources (CFEM)

As established by the Brazilian Federal Constitution, CFEM is due to the states, the Federal District, the municipalities and agencies of the federal public administration by way of consideration for the economic use of mineral resources in their respective territories, leaving the DNPM to carry out the oversight its collection.

In iron ore trading, the CFEM is calculated based on the net amount obtained from the sale of mineral products.  Net sales revenue is understood as the amounts received from the sale of mineral products after deducting the taxes (ICMS, PIS/COFINS) levied on the sale as well as the expenses with transport, insurance and freight.

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

In the State of Minas Gerais, the amount of TFRM, according to Article 8 of Law No. 19.976/2011, corresponds to one unit of the Fiscal Unit of the State of Minas Gerais (UFEMG) in force on the due date of the fee per tonne of mineral or crude ore extracted.

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

•                  OTP 2: phase 1 started operations (start up and ramp up) in September 2013, in Miguel Burnier, with total production capacity of 5.6 Mtpa (natural basis) of lump ore, small lump ore, sinter feed, and pellet feed (wholly-owned by Gerdau). There are engineering studies (basic engineering) to an expansion of 5.0 Mtpa (natural basis) in order to process itabirites ore and produces fine concentrate (OTP 2 phase 2);

Gerdau total production capacity today is 11.5 Mtpa, considering capacity from OTP 1, OTP 2 (phase 1), dry processing plants (1 and 2) and wet processing plant.

The main processing stages of the production units under operational or implementation phases are set forth in the table below.

OTP 1	OTP 2 (phase 1)
Crushing;	Crushing;
Screening classification;	Screening classification;
Grinding;	Deliming;
Spiral concentrators;	Screening dewatering;
Desliming;	Tailing thickening;

The table below provides a summary of estimated capital costs for future projects (investments not yet approved by the Executive Committee are not listed), which will support production and logistics activities. This capex will be funded by the Company’s own cash generations and planned bank financing.

Miguel Burnier + Várzea do Lopes	US$ (million)	Investment Phase
Mining	86
Investments approved in 2014	36	Execution
Investments approved in 2015	13	Execution
Investments to be approved in 2016	37	Feasibility

Beneficiation	200
Ore Treatment Plant (OTP 2)	200	In Operation
TOTAL	286

The average monthly electricity consumption of processing plants in 2015 was 1,241 (kW / h).

A summary of the water supply system in 2015 for the processing facilities is provided in the table below. There are sufficient reserves of water to supply all covered facilities, in compliance with applicable legal criteria.

	Total Water with Recirculation (m3)	Make up (m3)
OTPs - Ore Treatment Plants	1,120,000	559,400

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

Investment Programs

In fiscal year 2015, capital expenditure on fixed assets was R$ 2,324.7 million. Of this total, 46.9% was allocated to the operations in Brazil and the remaining 53.1% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,091.2 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill, which will start production at the end of July, 2016.

North America Business Operation — this business operation spent R$ 346.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

South America Business Operation — in 2015, the South American units spent R$ 443.6 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and will start production at the end of 2016.

Special Steel Business Operation — the special steel units spent R$ 442.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent on the maintenance of the production units.

The disbursements in fixed assets planned for 2016 are estimated at R$ 1.5 billion, and include both strategic and maintenance investments. The table below shows the main projects for the years to come:

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2016
South America Business Operation
New melt shop in Argentina	Argentina	650	2016

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2015, Gerdau S.A. invested R$ 262.0 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate. The amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 163,806 thousands as of December 31, 2015 (R$ 27,736 thousands recorded in Current Liabilities and R$ 136,070 thousands recorded in Non-Current Liabilities) and R$ 116,421thousands as of December 31, 2014 (R$ 23,025 thousands recorded in Current Liabilities and R$ 93,396 thousands recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.  See also Note 20 — Environmental Liabilities.

As of December 31, 2015, the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 69.8 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2015 at approximately R$ 95 million, with these costs recorded as a liability in its financial statements.

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

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

The primary factors affecting the Company’s operating results include:

•      Economic and political conditions in the countries in which Gerdau operates, especially Brazil and the U.S.;

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

Since 2003, the Brazilian economy has become more stable, with significant improvement in the main indicators. The continuity of the macroeconomic policies focused on tax matters, the inflation-targeting system, the adoption of a floating foreign exchange rate, the increase in foreign investment and compliance with international financial agreements, including the full repayment of debt with the International Monetary Fund, contributed to the improved economic conditions in Brazil. Brazil is facing its worst recession in the last quarter of this century, with the end of the commodities super cycle and the exhaustion of the domestic growth model leveraged by credit-driven consumption. Despite the recession, the inflations decline will be slow. The difficult although necessary fiscal adjustment and the tighter monetary policy have intensified the downturn of the economy. Unlike what happened in the 2008-2009 recession, the labor market is being strongly affected and there are no indications that the unemployment rate will stop growing anytime soon. The continuous devaluation of the Brazilian currency against the US dollar might stimulate exports, promoting a relief for the industrial sector.

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

In 2015, Brazilian GDP decreased by 3.8% ($1.8 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 10.7%. The average CDI rate in the year was 14.1%. The Brazilian real depreciated by 47.0% against the U.S. dollar, ending the year at R$3.90 to $1.00.

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

	2015		2014		2013
Actual GDP growth	-3.8%		0.1%		2.3%
Inflation (IGP-M) (1)	10.5%		3.7%		5.5%
Inflation (IPCA) (2)	10.7%		6.4%		5.9%
CDI rate (3)	14.1%		11.5%		9.8%
6-month LIBOR	0.9%		0.4%		0.3%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	47.0%		13.4%		14.6%
Foreign exchange rate at end of period — $1.00	R$	3.9048	R$	2.6562	R$	2.4326
Average foreign exchange rate — $1.00 (4)	R$	3.3399	R$	2.3547	R$	2.1601

Sources: Getúlio Vargas Foundation, Central Bank of Brazil and Bloomberg

(1) Inflation as measured by the General Market Price index (IGP-M) published by the Getúlio Vargas Foundation (FGV).

(2) Inflation as measured by the Board Consumer Price Index (IPCA) measured by Brazilian Institute of Geography and Statistics (IBGE).

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. Throughout the last three years, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvements in the automotive sector and de recovery in the non-residential construction sector were the drivers of the recovery in demand.

In 2013, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.1% ($16.2 trillion Nominal GDP), with a trade deficit of $499.3 billion. Inflation, as measured by the CPI, was 1.8%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.25%.

In 2014, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.4% ($17.4 trillion Nominal GDP), with a trade deficit of $538.1 billion. Inflation, as measured by the CPI, was 1.6%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.25%.

In 2015, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.4% ($17.9 trillion Nominal GDP), with a trade deficit of $539.8 billion. Inflation, as measured by the CPI, was 0.1%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.50%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2015	2014	2013
Actual Real GDP growth (1)	2.4%	2.4%	2.1%
Inflation (CPI) (2)	0.1%	1.6%	1.5%
Fed Funds (3)	0.50%	0.25%	0.25%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Brazil is facing its worst recession in the last quarter of century, with the end of the commodities super cycle and the exhaustion of the domestic growth model leveraged by credit-driven consumption. Despite the recession, the inflations decline will be slow, with the stagflation scenario preventing earlier and more intense cutting of interest rates. Since the introduction of the Brazilian real in July 1994, the inflation rate in Brazil has decreased dramatically. The Brazilian GDP presented an increase of 2.3% in 2013,  0.1% in 2014 and a decrease of 3.8% in 2015, due to the economic uncertainties.

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

Over the last ten years, annual world crude steel production volume has varied from between approximately 1,235 million tonnes and 1,637 million tonnes. According to the worldsteel, world crude steel production in 2015 was 1,599 million tonnes, 2.4% lower than in 2014. China’s crude steel production in 2015 reached 803.8 million tonnes, a decrease of 2.3% over 2014. In 2015, China’s share of world steel production was 50.3% of total crude steel. According to worldsteel, world demand for finished steel products increased by 3.1% in 2013, 0.7% in 2014 and the forecast for 2015 is a decrease of 1.7%. For 2016, the forecast calls for growth of 0.7%, since the current unfavorable scenario is expected to be partially mitigated, given the expectations of a stabilization of the Chinese economy and recoveries in developing economies, which, despite their current weakness, continue to advance.

International steel prices have declined around 54.4% over the last five years (2011-2015), this is due mainly to excess installed capacity in the world. International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was an average of $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. During 2015, the average price has decreased 38.2% when compared to 2014, going from $ 397 in 2014 to $ 248 in 2015, due to the decrease in the iron ore prices, which have a strong correlation with the steel prices, and the slowdown in China’s economic growth.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Source: Metal Bulletin and Steel Business Briefing

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2015, exports were 108.3% higher than 2014, more than two times higher when compared with 2014, from to 1,043 million tonnes in 2014 to 2,173 in 2015, which represented 33.7% of all shipments by the Company’s Brazilian units, in 2014 exports represented 15.8% of total shipments from Brazil operations. This increase was due to the opportunities in the international market, linked to favorable exchange rate throughout 2015. Export revenue totaled R$ 3,175 million in 2015 (R$ 1,976 million in 2014).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 44.3% of production costs in 2015, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 13.5%. Personnel totaled 17.9% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 9.4% of total production costs. The table below presents the production costs breakdown by business operation (BO):

Production Costs Breakdown in 2015 (%)

% of costs	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	Consolidated		Brazil BO		North America BO		South America BO		Special Steel BO
Personnel	17.9	16.8	22.2	20.4	14.6	14.0	13.6	11.7	21.0	19.6
Maintenance	9.2	7.3	6.8	7.1	13.4	8.8	4.5	6.0	6.7	6.0
Depreciation	5.7	4.9	7.9	7.2	4.2	3.3	3.7	3.3	6.6	5.2
Metallic Inputs	44.3	50.9	30.2	36.9	50.0	59.5	62.2	64.0	41.9	47.3
Energy and Reducing Agents	13.5	12.3	24.4	21.4	7.8	6.5	10.0	9.7	12.6	11.9
Specific Materials	9.4	7.8	8.5	7.0	10.0	7.9	6.0	5.3	11,2	10

Significant events affecting financial performance during 2015

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

Impairment of assets — In 2015, R$4,996.2 million in impairment of assets was recorded, which is related to the expectation that certain assets of the Company would not be utilized, as identified through impairment testing. In the third quarter of 2015, the Company concluded the impairment test of goodwill and other long-lived assets, which identified impairment of assets amounting to R$1,867.6 million, of which R$1,161.7 million was due to the impairment test of other long-lived assets at the North America and Special Steel business operations and R$705.9 million was due to the impairment test of goodwill at the North America and South America business operations. During the fourth quarter of 2015, due to the expectation that assets in the Brazil Business Operation would not be utilized, the Company identified the impairment of other long-lived assets in the amount of R$834.7 million. Also in the fourth quarter of 2015, due to deteriorating economic conditions, the Company again performed the goodwill impairment test, which identified goodwill impairment losses in the amount of R$ 1,169.0 million for the North America segment and R$ 1,125.0 million for the Special Steel segment.

Operating Results

The following presentation of the Company’s operating results for the years ended December 31, 2015, 2014 and 2013 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2015		2014		2013		Variation	Variation
	R$	% net	R$	% net	R$	% net	2015/	2014/
	million	sales	million	sales	million	sales	2014	2013
Net sales	43,581	100.0%	42,546	100.0%	39,863	100.0%	2,4%	6.7%
Cost of Sales	(39,290)	(90.2)%	(37,406)	(87.9)%	(34,728)	(87.1)%	5,0%	7.7%
Gross profit	4,291	9.8%	5,140	12.1%	5,135	12.9%	(16,5)%	0.1%
Operating expenses:
Selling expenses	(785)	(1.8)%	(691)	(1.6)%	(659)	(1.7)%	13,6%	4.9%
General and administrative expenses	(1,797)	(4.1)%	(2,037)	(4.8)%	(1,953)	(4.9)%	(11,8)%	4.3%
Other operating income	213	0.5%	238	0.6%	318	0.8%	(10,5)%	(25.1)%
Other operating expenses	(116)	(0.3)%	(151)	(0.4)%	(141)	(0.4)%	(23,2)%	7.1%
Impairment of assets	(4,996)	(11.5)%	(339)	(0.8)%	—	—	1,373.7%	—
Gains in joint ventures operations	—	—	637	1,5%	—	—	—	—
Equity in earnings of unconsolidated companies	(25)	(0.1)%	102	0.2%	54	0.1%	(124.1)%	88.9%
Net (loss) Income Before Financial Income (Expenses) and Taxes	(3,216)	(7.4)%	2,899	6.8%	2,754	6.9%	(210.9)%	5.3%
Financial income	378	0.9%	276	0.6%	293	0.7%	37,0%	(5.8)%
Financial expenses	(1,780)	(4.1)%	(1,397)	(3.3)%	(1,054)	(2.6)%	27,4%	32.5%
Exchange variations, net	(1,564)	(3.6)%	(476)	(1.1)%	(544)	(1.4)%	228,6%	(12.5)%
Gains and losses on financial instruments, net	87	0.2%	36	0.1%	3	0.0%	141,7%	1100.0%
Income and social contribution taxes	1,498	3.4%	150	0.4%	241	0.6%	898,7%	(37.8)%
Net income (Loss)	(4.596)	(10.5)%	1,488	3.5%	1,694	4.2%	(408.8)%	(12.1)%

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2015	Year ended December 31, 2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Brazil	12,977	14,813	-12.4%
North America	17,312	14,640	18.3%
South America	5,477	5,078	7.9%
Special Steel	8,882	8,644	2.8%
Intercompany Eliminations	(1,067)	(629)
Total	43,581	42,546	2.4%

(*)                                 The information does not include data from joint ventures and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2015	Year ended December 31, 2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Brazil	2,010	2,250	-10.7%
North America	2,778	2,252	23.4%
South America	2,465	2,229	10.6%
Special Steel	3,389	2,987	13.5%
Consolidated(1)	2,568	2,381	7.9%

(*)           The information does not include data from joint ventures and associate companies.

(1)           The information does not include iron ore volumes.

In 2015, consolidated net sales increased 2.4% in relation to 2014, mainly due to the impact of exchange variation on the translation of net sales from foreign companies into Brazilian real mainly related to the U.S. dollar (41.8% average depreciation of the Brazilian real against the U.S. dollar in 2015). Excluding the effects from exchange variation, net sales decreased in the period, mainly due to the decline in shipments (-5.0%).

In the Brazil Business Operation, the 12.4% decline in net sales in 2015 compared to 2014 was mainly due to a less favorable market mix, with lower shipments in the domestic market (from 5,540 thousand tonnes in 2014 to 4,284 thousand tonnes in 2015), which was partially offset by higher shipments to the export market (from 1,043 thousand tonnes in 2014 to 2,173 thousand tonnes in 2015). In addition, the decline in international prices (-38.2% according Metal Bulletin and Steel Business Briefing) led to a decrease in net sales per tonne exported (-22.9%), despite the positive effects from exchange variation. In the domestic market, the reduction in shipments was due to the lower level of activity in the construction and industrial sectors, reflecting the contraction of 3.8% in Brazilian GDP growth in 2015.

In the North America Business Operation, net sales in 2015 increased 18.3% in relation to 2014 due to exchange variation (41.8% average depreciation in the Brazilian real against the U.S. dollar in 2015), which was offset by the decrease in net sales per tonne sold in U.S. dollar (-11.3%) and lower shipments (-4.1%), reflecting the constant pressure from imported goods the region, even with the continued solid demand from the non-residential construction sextor.

In the South America Business Operation, net sales in 2015 increased 7.9% in relation to 2014, due to the effect from exchange variation caused by the depreciation in the Brazilian real against the currencies of the countries where Gerdau has operations, despite the 2.4% contraction in shipments, from 2,277 thousand tonnes in 2014 to 2,222 thousand tonnes in 2015.

In the Special Steel Business Operation, net sales increased 2.8% in 2015 compared to 2014, mainly due to the impact from exchange variation (41.8% average depreciation in the Brazilian real against the U.S. dollar in 2015) on sales at overseas units. Excluding this effect, net sales decreased 14.0%, mainly due to the reduction of 9.4% in shipments (from 2,894 thousand tonnes in 2014 to 2,621 thousand tonnes in 2015) resulting from the sharp drop in demand from the Brazilian automotive industry and, to a lesser extent, from the U.S. oil and gas sector.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2015	2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Brazil	Net sales (R$million)	12,977	14,813	(12.4)%
	Cost of Sales (R$million)	(11,433)	(12,003)	(4.7)%
	Gross Profit (R$million)	1,544	2,810	(45.1)%
	Gross margin (%)	11.9%	19.0%
North America	Net sales (R$million)	17,312	14,640	18.3%
	Cost of Sales (R$million)	(15,800)	(13,693)	15.4%
	Gross Profit (R$million)	1,512	947	59.7%
	Gross margin (%)	8.7%	6.5%
South America	Net sales (R$million)	5,477	5,078	7.9%
	Cost of Sales (R$million)	(4,800)	(4,423)	8.5%
	Gross Profit (R$million)	677	656	3.4%
	Gross margin (%)	12.4%	12.9%
Special Steel	Net sales (R$million)	8,882	8,644	2.8%
	Cost of Sales (R$million)	(8,333)	(7,922)	5.2%
	Gross Profit (R$million)	549	722	(24.0)%
	Gross margin (%)	6.2%	8.4%
Intercompany Eliminations	Net sales (R$million)	(1,067)	(629)
	Cost of Sales (R$million)	1,076	635
	Gross Profit (R$million)	9	6
Total	Net sales (R$million)	43,581	42,546	2.4%
	Cost of Sales (R$million)	(39,290)	(37,406)	5.0%
	Gross Profit (R$million)	4,291	5,140	(16.5)%
	Gross margin (%)	9.8%	12.1%

(*)                                 The information does not include data from joint ventures and associate companies.

In 2015, cost of sales increased 5.0% from 2014, mainly due to the effect from exchange variation on the translation to Brazilian real of cost of sales at overseas companies, even though sales volume has reduced of 5.0%. Excluding the effects from exchange variation, cost of sales in the period would have declined 7.0%. Gross margin decreased from 12.1% in 2014 to 9.8% in 2015, due to lower shipments in Brazil’s domestic market, which historically has higher margins in both, the Brazil Business Operation and the Special Steel Business Operation, despite the improvement in gross profit and gross margin at the North America Business Operation.

In the Brazil Business Operation, cost of sales decreased 4.7% in 2015 compared to 2014, due to lower shipments (-1.9%), even with the costs associated with production shutdowns in the amount of R$229.8 million in 2015. The reduction in gross margin, from 19.0% in 2014 to 11.9% in 2015, is mainly explained by net sales falling faster (-12.4%) than shipments (-4.7%), due to the less favorable sales mix, i.e., lower sales in the domestic market and higher exports, which registered a reduction in net sales per tonne.

In the North America Business Operation, cost of sales in 2015 increased 15.4% in relation to 2014 due to the effect from exchange variation, though at a slower rate than the increase in net sales given the cost-cutting efforts in this business operation, and to the lower scrap prices in the comparison period (-32.8% in accordance with the Scrap / Shredded FOB US East Coast prices published in the Steel Business Briefing). The increase in net sales at a faster pace than the increase in cost of sales supported gross margin expansion, from 6.5% in 2014 to 8.7% in 2015.

In the South America Business Operation, cost of sales increased 8.5% in 2015 compared to 2014, due to the effect from exchange variation caused by the depreciation in the Brazilian real against the currencies of the countries where Gerdau has operations, despite the lower shipments (-2.4%). Gross margin remained relatively stable, going from 12.9% in 2014 to 12.4% in 2015, with similar variations in net sales and cost of sales.

In the Special Steel Business Operation, the 5.2% increase in cost of sales was due to the effect from exchange variation (average depreciation in the Brazilian real against the currencies of countries where Gerdau has operations) on costs at the overseas units and to the costs associated with production shutdowns at the units in Brazil due to the lower capacity utilization rates in the comparison period (from 71% in 2014 to 54% in 2015). These effects led cost of sales to increase at a faster pace than net revenue, due to the decline in gross margin, from 8.4% in 2014 to 6.2% in 2015.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2015	2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Selling expenses	785	691	13.6%
General and administrative expenses	1,797	2,037	-11.8%
Total	2,582	2,728	-5.4%
Net sales	43,581	42,546	2.4%
% of net sales	5.9%	6.4%

(*)                                 The information does not include data from joint ventures and associate companies.

The 13.6% increase in consolidated selling expenses was due to the higher allowance for doubtful accounts in 2015 as a result of higher delinquency rates in Brazil and to the effects from exchange variation on the Company’s overseas operations, which were partially offset by the efforts to reduce these expenses. Consolidated general and administrative expenses decreased 11.8% from 2014 to 2015, despite the effects from the exchange variation on overseas operations, which demonstrates the Company’s efforts to streamline these expenses. As a result, selling, general and administrative expenses declined as a ratio of net sales, from 6.4% in 2014 to 5.9% in 2015.

Impairment of assets

In 2015, the line “impairment of assets” recorded the amount of R$4,996.2 million, which is related to the expectation that certain assets of the Company would not be utilized, as identified through impairment testing. In the third quarter of 2015, the Company concluded the impairment test of goodwill and other long-lived assets, which identified impairment of assets amounting to R$1,867.6 million, of which R$1,161.7 million was due to the impairment test of other long-lived assets at the North America and Special Steel business operations and R$705.9 million was due to the impairment test of goodwill at the North America and South America business operations. During the fourth quarter of 2015, due to the expectation that assets in the Brazil Business Operation would not be utilized, the Company identified the impairment of other long-lived assets in the amount of R$834.7 million. Also in the fourth quarter of 2015 due to deteriorating economic conditions, the Company again performed the goodwill impairment test, which was identified goodwill impairment losses in the amount of R$ 1,169.0 million for the North America segment and R$ 1,125.0 million for the Special Steel segment.

Gain in Joint venture operations

The variation in “Income (loss) in operations with jointly controlled entities” in 2014 is explained by the divestment of the 50% interest in Gallatin Steel Company, on October 8, 2014. With this divestment, the Company ceased to recognize “Equity in earnings” from Gallatin Steel Company as from 4Q14.

Income (loss) before Financial Income (Expenses) and Taxes

Income (loss) before Financial Income (Expenses) and Taxes went from income of R$2,899 million in the fiscal year ended December 31, 2014 to a loss of R$3,216 million in 2015. The decline was mainly due to the impairment of assets in 2015, and to the lower gross profit in the comparison period.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2015	2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Financial income	378	276	37.0%
Financial expenses	(1,780)	(1,397)	27.4%
Exchange variation, net	(1,564)	(476)	228.6%
Gains and Losses on financial instruments, net	87	36	141,7%
Total	(2,879)	(1,561)	84.4%

(*)                                 The information does not include data from joint ventures and associate companies.

In 2015, as compared to 2014, the increase in the negative financial result mainly reflects higher negative exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 47.0% in 2015 and 13.4% in 2014) and higher financial expenses, which was also affected by exchange variation, since 78.3% of the Company’s gross debt is in U.S. dollar.

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

Income and Social Contribution Taxes

Provision for income tax amounted to positive R$1,498 million in 2015, compared to positive R$150 million in 2014. This variation was due to higher income and social contribution taxes on the net investment hedge.

Net Income (loss)

Consolidated net income (loss) went from income of R$1,488 million in 2014 to a loss of R$4,596 million in 2015. The reduction was mainly due to the impairment of assets, lower operating income and higher financial expenses, which were affected by exchange variation.

The Brazil Business Operation recorded a net loss of R$672 million in 2015, compared to net income of R$1,014 in 2014, due to the lower operating income and impairment of assets in the amount of R$835 million in 2015.

The North America Business Operation recorded a net loss of R$1,430 million in 2015, compared to net income of R$638 million in 2014, mainly due to the impairment of assets in the amount of R$1,882 million in 2015.

In 2015, the South America Business Operation posted a net loss of R$ 193 million, compared to a net loss of R$ 110 million in 2014. The decline is mainly due to the increase in taxable income at certain units with the resulting recognition of an income tax expense in fiscal year 2015.

In 2015, the Special Steel Business Operation recorded a net loss of R$2,297 million compared to net income of R$123 million in 2014. This variation was mainly due to the impairment of assets in the amount of R$1,925 million in 2015, and to the increase in income tax payable, which refers to the write-off of deferred tax assets in the amount of R$284 million.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2014	Year ended December 31, 2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Brazil	14,813	15,111	(2.0)%
North America	14,640	13,164	11.2%
South America	5,078	4,797	5.9%
Special Steel	8,644	8,023	7.7%
Intercompany Eliminations	(629)	(1,232)
Total	42,546	39,863	6.7%

(*)                                 The information does not include data from joint ventures and associate companies.

Net Sales per tonne by Business Operations(*) (R$/tonne)	Year ended December 31, 2014	Year ended December 31, 2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Brazil	2,250	2,076	8.4%
North America	2,252	2,011	12.0%
South America	2,230	1,995	11.8%
Special Steel	2,987	2,808	6.4%
Consolidated(1)	2,381	2,153	10.6%

(*)                                 The information does not include data from joint ventures and associate companies.

(1)                                 The information does not include iron ore volumes.

In 2014, consolidated net sales increased by 6.7% from 2013, due mainly to the impact of exchange variation on the translation of net sales from foreign companies into Brazilian real (9.0% average depreciation of the Brazilian real against the U.S. dollar in 2014). Excluding the exchange effect, net sales would have been relatively stable.

In the Brazil Business Operation, the 2.0% decline in net sales in 2014 compared to 2013 resulted chiefly from the 5.8% lower shipments in the domestic market, from 5,883 thousand tonnes in 2013 to 5,540 thousand tonnes in 2014, and the 25.4% reduction in exports, from 1,398 thousand tonnes in 2013 to 1,043 thousand tonnes in 2014. The lower shipments were partially offset by higher net sales per tonne sold in the domestic market (+5.5%). In the domestic market, the reduction in shipments was due to the lower level of activity in the construction and industrial sectors, reflecting weak Brazilian GDP growth 0.1% in 2014). Lower exports in the period are explained by lower international prices and global steel oversupply.

In the North America Business Operation, net sales in 2014 were 11.2% higher than in 2013 due to exchange variation (9.0% average depreciation in the Brazilian real against the U.S. dollar in 2014) and, to a lesser extent, higher net sales per tonne sold, which grew 3.0% in U.S. dollar.

In the South America Business Operation, net sales in 2014 increased 5.9% from 2013, due to the exchange rate effect, with the depreciation of the Brazilian real against the currencies of most countries where Gerdau operates, despite the 5.3% contraction in shipments, from 2,405 thousand tonnes in 2013 to 2,278 thousand tonnes in 2014.

In the Special Steel Business Operation, net sales increased by 7.7% in 2014 compared to 2013, due mainly to the impact of exchange variation (9.0% average depreciation of the Brazilian real against the U.S. dollar in 2014) on sales at foreign units. Excluding this impact, net sales growth would have been similar to the 1.3% increase in shipments (2,857 thousand tonnes in 2013 to 2,894 thousand tonnes in 2014).

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2014	2013	Variation Year ended December 31, 2014/ Year ended December 31, 2013
Brazil	Net sales (R$million)	14,813	15,111	(2.0)%
	Cost of Sales (R$million)	(12,003)	(11,894)	0.9%
	Gross Profit (R$million)	2,810	3,217	(12.7)%
	Gross margin (%)	19.0%	21.3%

North America	Net sales (R$million)	14,640	13,164	11.2%
	Cost of Sales (R$million)	(13,693)	(12,517)	9.4%
	Gross Profit (R$million)	947	646	46.6%
	Gross margin (%)	6.5%	4.9%

South America	Net sales (R$million)	5,078	4,797	5.9%
	Cost of Sales (R$million)	(4,423)	(4,234)	4.5%
	Gross Profit (R$million)	656	563	16.3%
	Gross margin (%)	12.9%	11.7%

Special Steel	Net sales (R$million)	8,644	8,023	7.7%
	Cost of Sales (R$million)	(7,922)	(7,309)	8.4%
	Gross Profit (R$million)	722	714	1.1%
	Gross margin (%)	8.4%	8.9%

Intercompany Eliminations	Net sales (R$million)	(629)	(1,232)
	Cost of Sales (R$million)	635	1,226
	Gross Profit (R$million)	6	(6)

Total	Net sales (R$million)	42,546	39,863	6.7%
	Cost of Sales (R$million)	(37,406)	(34,728)	7.7%
	Gross Profit (R$million)	5,140	5,135	0.1%
	Gross margin (%)	12.1%	12.9%

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

In the Brazil Business Operation, cost of sales increased by 0.9% in 2014 compared to 2013, due to higher costs of raw materials (cost of scrap increased by 4% in the compared periods), even with the lower volumes sold (-9.6%). The decrease in net sales (-2.0%) combined with a lower dilution of fixed costs (payroll plus maintenance accounted for 24.9% of production costs in 2013 and 27.6% in 2014), leading to a decline in gross margin, from 21.3% in 2013 to 19.0% in 2014.

In the North America Business Operation, cost of sales in 2014 was 9.4% higher than in 2013 due to exchange variation (9.0% average depreciation in the Brazilian real against the U.S. dollar). The higher increase in net sales than in the cost of sales led to gross margin expansion in the period, from 4.9% in 2013 to 6.5% in 2014.

In the South America Business Operation, cost of sales in 2014 increased 4.5% from 2013, due to the exchange rate effect, with the depreciation of the Brazilian real against the currencies of most countries where Gerdau operates, despite the 6.6% contraction in shipments. Gross margin expansion from 11.7% in 2013 to 12.9% in 2014 resulted from net sales growth outpacing the increase in cost of sales, driven by improved gross margin in the Colombia and Peru units.

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

The line “Impairment of assets” recorded in 2014 refers to certain assets of the South American Business Operation that are not expected to be used, identified through impairment tests.

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

Net Income (Loss)

Consolidated net income decreased by 12.1% in 2014 compared to 2013, despite higher operating income that includes specific events described in “Other operating income (expenses), Impairment of assets, Gain in joint ventures operations and Equity in earnings of unconsolidated companies.”

In the Brazil Business Operation, net income was R$1,014 million in 2014, 40.5% lower than in 2013, due to the lower gross profit and higher financial expenses in the period.

The North America Business Operation recorded net income of R$638 million in 2014, compared to net loss of R$16 million in 2013, as a consequence of the gain from the sale of Gallatin Steel Company (R$415 million, net of income tax) and higher gross profit in the comparison period.

In 2014, the South America Business Operation recorded a net loss of R$110 million, compared to net income of R$139 million in 2013, as a result of the impairment of asset loss of R$339 million, which was partially offset by higher gross profit in the period.

In 2014, the Special Steel Business Operation recorded net income of R$123 million, 21.7% lower than in 2013, due to higher financial expenses and higher selling, general and administrative expenses.

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

In the third quarter of 2015, the Company performed an impairment test of goodwill on its segments. The analysis performed indicated a goodwill impairment loss in the amount of R$ 351.4 million for the North America segment and R$ 354.5 million for the South America segment. The segments Brazil and Special Steel did not presented goodwill impairment losses in the test performed.

In the fourth quarter of 2015, the Company performed a goodwill impairment test for the North America, Special Steel and Brazil segments. The test identified goodwill impairment losses in the amount of R$ 1,169.0 million for the North America segment and R$ 1,125.0 million for the Special Steel segment. The Brazil segment did not presented goodwill impairment losses in the year.

Considering the tests performed in the third and fourth quarter of 2015, the goodwill impairment losses were R$ 2,999.9 million in 2015 (R$ 0 in 2014).

The Company performs goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans and long-term economic-financial forecasts.

In the third quarter of 2015, due to the review of the investment plan in certain industrial plants and the shutdown of certain activities due to relevant changes in the economy of the region where these units are located, the tests in other long-lived assets identified impairment losses as follows: a) in fixed assets in certain industrial plants in the Special Steel segment due to the recoverable amount being below the book value in R$ 799.9 million. These losses were determined based on the difference between the carrying amount and the recoverable amount of these assets in the amount of R$ 1,930.8 million representing its value in use (higher between the fair value less cost to sell or its value in use); b) the investment accounted by the equity method of the associate company Corporación Centroamericana del Acero S.A., belonging to the North America segment due to recoverable amount below the carrying amount in R$ 361.8 million. These losses were determined based on the difference between the carrying amount and the recoverable amount of these assets in the amount of R$ 215.8 million representing its value in use (higher of fair value less cost to sell or its value in use).

Additionally, in the fourth quarter of 2015 due to the deteriorating economic conditions in a greater intensity than contemplated in the scenarios of the impairment test performed in the previous quarter and, combined with the lack of expected future use of certain assets of certain industrial plants in the Brazil segment, the tests performed in other long-lived assets identified impairment losses in the fixed assets in the amount of R$ 834.7 million.

Considering the tests performed in the third and fourth quarter of 2015, the impairment losses of the impairment test of other long-lived assets were R$ 1,996.4 million in 2015 (R$ 339.4 million in 2014).

Regarding the impairment loss recognized in 2014 in the amount of R$ 339.4 million, the impairment was recognized at the individual asset level and it relates to one plant closure of its subsidiary in South America, due to rationalization of operations within the region. The impairment amount was determined as the difference between the carrying value of the impaired assets and its scrap value.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include prepared in dollars: projected cash flows based on Management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in certain markets in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the third and fourth quarter testes were: a) North America: 3% (3% in December 2014); b) Special Steel: 3% (3% in December 2014); c) South America: 2.2% (3% in December 2014); d) Brazil: 3% (3% in December 2014).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were: a) North America: 12.3% in the fourth quarter of 2015 and 11.7% in the third quarter of 2015 (11.4% in December 2014); Special Steel: 12.8% in the fourth quarter of 2015 and 12.4% in the third quarter of 2015 (12.5% in December 2014); c) South

America: 13.7% in the third quarter of 2015 (11.9% in December 2014) and d) Brazil: 15.5% in the fourth quarter of 2015 and 14.2% in the third quarter of 2015 (13.9% in December 2014).

The discounted cash flows are compared to the carrying amount of each segment and result in the recoverable amount as follows: a) North America: below the carrying amount in R$ 1,169 million (exceeded the carrying amount in R$ 1,699 million in December 2014); b) South America: below the carrying amount in R$ 354 million (exceeded the carrying amount in R$ 668 million in December 2014); c) Special Steel: below the carrying amount in R$ 1,125 million (exceeding the carrying amount in R$ 1,591 million in December 2014); and d) Brazil: exceeded the carrying amount in R$ 43 million (exceeded the carrying amount in R$ 3,103 million in December 2014).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts below the book value or exceed the book value as follows: a) North America: below the book value in R$ 1,452 million (exceeded the book value in R$ 394 million in December 2014); b) Special Steel: below the book value in R$ 582 million (exceeded the book value in R$ 785 million in December 2014); c) South America: below the book value in R$ 354 million (exceeded the book value in R$ 186 million in December 2014); and d) Brazil: below the book value in R$ 765 million (exceeded the book value in R$ 2,073 million in December 2014).

On the other hand, a decrease of 0.5% in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts below the book value or exceed the book value as follows: a) North America: below the book value in R$ 1,076 million (exceeded the book value in R$ 678 million in December 2014); b) Special Steel: below the book value in R$ 428 million (exceeded the book value in R$ 976 million in December 2014); c) South America: below the book value in R$ 253 million (exceeded the book value in R$ 310 million in December 2014); and d) Brazil: below the book value in R$ 514 million (exceeded the book value in R$ 2,365 million in December 2014).

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2015.

Additional information related to impairment of goodwill and other long lived assets are described at note 28 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities. The Company expects to meet its cash needs for 2016 primarily through a combination of operating cash flow, cash and cash equivalents and short-term investments.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2015, 2014 and 2013

In thousands of Brazilian reais (R$)

				Variation	Variation
	2015	2014	2013	2015/2014	2014/2013

Cash flows from operating activities
Net income (losses) for the year	(4,595,986)	1,488,373	1,693,702	(408.8)%	(12.1)%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,607,909	2,227,396	2,029,507	17.1%	9.8%
Impairment of Assets	4,996,240	339,374	—	1,372.2%	100.0%
Equity in earnings of unconsolidated companies	24,502	(101,875)	(54,001)	(124.1)%	88.7%
Exchange variation, net	1,564,017	476,367	544,156	228.3%	(12.5)%
Gains on financial instruments, net	(87,085)	(36,491)	(2,854)	138.6%	1,178.6%
Post-employment benefits	233,287	200,699	95,514	16.2%	110.1%
Stock based remuneration	48,589	39,614	38,223	22.7%	3.6%
Income tax	(1,498,422)	(150,389)	(241,056)	896.4%	(37.6)%
Gains on disposal of property, plant and equipment and investments	(3,971)	(48,639)	(133,593)	(91.8)%	(63.6)%
Gains in Joint ventures operations	—	(636,528)	—	(100.0)%	100.0%
Allowance for doubtful accounts	127,701	49,890	47,345	156.0%	5.4%
Provision for tax, labor and civil claims	323,314	281,876	205,167	14.7%	37.4%
Interest income on investments	(153,631)	(144,723)	(135,040)	6.2%	7.2%
Interest expense on loans	1,471,526	1,178,034	901,273	24.9%	30.7%
Interest on loans with related parties	(2,712)	(2,743)	(1,573)	(1.1)%	74.4%
(Reversal) Provision for net realisable value adjustment in inventory	17,536	(6,062)	(4,701)	(389.3)%	29.0%
	5,072,814	5,154,173	4,982,069	1.6%	3.5%
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	1,219,605	(36,468)	(23,790)	(3,444.3)%	53.3%
Decrease (Increase) in inventories	1,977,361	(173,191)	1,018,398	(1,241.7)%	(117.0)%
Decrease in trade accounts payable	(768,527)	(251,911)	(128,942)	205.1%	95.4%
(Increase) Decrease in other receivables	(270,391)	(701,550)	120,645	(61.5)%	(681.5)%
(Decrease) Increase in other payables	(509,227)	280,187	162,863	(281.7)%	72.0%
Dividends from jointly-controlled entities	52,769	95,600	63,073	(44.8)%	51.6%
Purchases of trading securities	(1,958,522)	(3,028,974)	(3,360,144)	(35.3)%	(9.9)%
Proceeds from maturities and sales of trading securities	3,929,971	2,544,895	2,481,935	54.4%	2.5%
Cash provided by operating activities	8,745,753	3,882,761	5,316,107	125.2%	(27.0)%

Interest paid on loans and financing	(946,041)	(859,821)	(810,362)	10.0%	6.1%
Income and social contribution taxes paid	(637,394)	(452,079)	(407,333)	41.0%	11.0%
Net cash provided by operating activities	7,162,318	2,570,861	4,098,412	178.6%	(37.3)%
Cash flows from investing activities
Additions to property, plant and equipment	(2,324,718)	(2,266,702)	(2,598,265)	2.6%	(12.8)%
Proceeds from sales of property, plant and equipment, investments and other intangibles	90,942	1,067,938	237,203	(91.5)%	350.2%
Additions to other intangibles	(126,428)	(141,956)	(158,395)	(10.9)%	(10.4)%
Advance for capital increase in jointly-controlled entity	—	—	(77,103)	—	—
Payment for business acquisitions, net of cash of acquired entities	(20,929)	—	(55,622)	100.0%	—
Increase in controlling interest in associated companies	—	—	(51,383)	—	—
Capital increase in jointly-controlled entity	(40,524)	—	—	100.0%	—
Net cash used in investing activities	(2,421,657)	(1,340,720)	(2,703,565)	80.6%	(50.4)%

Cash flows from financing activities
(Reduction) Increase of capital by non-controlling interests	—	(550,000)	383,788	(100.0)%	243.3%
Purchase of treasury shares	(189,071)	—	—	100.0%	—
Proceeds from exercise of shares	—	5,483	35,465	(100.0)%	(84.5)%
Dividends and interest on capital paid	(358,226)	(455,139)	(426,988)	(21.3)%	6.6%
Proceeds from loans and financing	3,042,783	2,771,048	5,011,654	9.8%	(44.7)%
Repayment of loans and financing	(5,028,386)	(2,173,555)	(5,223,100)	131.3%	(58.4)%
Intercompany loans, net	30,126	8,939	46,933	237.0%	(81.0)%
Increase in controlling interest in subsidiaries	(339,068)	(130,199)	(33,090)	160.4%	293.5%
Put-Options on non-controlling interest	—	—	(599,195)	—	-100.0%
Net cash used in financing activities	(2,841,842)	(523,423)	(804,533)	442.9%	(34.9)%

Exchange variation on cash and cash equivalents	699,290	244,029	71,675	186.6%	240.5%

Increase in cash and cash equivalents	2,598,109	950,747	661,989	173.3%	43.6%
Cash and cash equivalents at beginning of year	3,049,971	2,099,224	1,437,235	45.3%	46.1%
Cash and cash equivalents at end of year	5,648,080	3,049,971	2,099,224	85.2%	45.3%

Cash and cash equivalents totaled R$ 5,648 million , R$ 3,050 million and R$ 2,099 million on December 31, 2015, 2014 and 2013, respectively, as analyzed below:

Net cash provided by operating activities

Net cash provided from operating activities totaled R$ 7,162 million, R$2,571 million and R$4,098 million in the fiscal years ended December 31, 2015, 2014 and 2013, respectively.

In 2015, net cash provided from operating activities increase 178.6% compared to 2014, mainly due to the lower working capital and higher proceeds from the redemption of financial investments. In working capital, the decrease of R$1,220 million in trade accounts receivable, the decrease of R$1,977 million in inventories and the decrease of R$769 million in trade accounts payable had a positive impact of R$2,428 million on the Company’s cash from operating activities in the year. In 2014, this impact was negative R$461 million, due to the increase of R$36 million in trade accounts receivable, the increase of R$173 million in inventories and the decrease of R$252 million in accounts payable. The main factor leading to the positive impact of R$2,428 million in the Company’s cash from operations in 2015 was the reduction in inventories, especially in the North America Business Operation, due to the adjustment of inventories to the lower shipments, which were affected by the continued pressure from imported products in the region, despite the continued good demand from the non-residential construction sector. The higher proceeds from financial investments refer substantially to securities held for trade, which include bank certificates of deposit and securities.

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

Cash conversion cycle

In 2015, as a result of the decrease in working capital(1) (-3.3%) in comparison with the decrease in net sales (-3.6%) in the last three months of 2015 in relation to the last three months of 2014, the cash conversion cycle and working capital(2) remained stable at 84 days (from 37 days sales outstanding in 2014 to 40 days in 2015, 74 days inventory outstanding in 2014 to 76 in 2015 and 27 days payable outstanding in 2014 to 32 days in 2015), with the changes in the length of time of working capital realizations/requirements offsetting each other.

In 2014, as a result of the increase in working capital (+8.2%), compared to the increase in net sales (+5.1%) in the last three months of 2014 in relation to the last three months of 2013, the cash conversion cycle increased three days, from 81 days on December 31, 2013 (36 days of trade accounts receivable, 74 days of inventories and 29 days of trade accounts payable) to 84 days on December 31, 2014 (37 days of trade accounts receivable, 74 days of inventories and 27 days of trade accounts payable).

Net cash used in investing activities

Net cash used in investing activities increased 80.6%, from R$1,341 million in the year ended December 31, 2014 to R$2,422 million in 2015, mainly due to the fact that 2014 was affected by the cash received from divestments (particularly the sale of the 50% interest in Gallatin Steel Company).

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

Net cash used in financing activities

Cash flow from financing activities went from the use of R$ 523 million in the fiscal year ended December 31, 2014 to the use of R$ 2,842 million in 2015. This variation was mainly due to the net amount of contributions and amortizations of loans and financing, which in 2014 amounted to R$ 597 million in contributions and in 2015 amounted to R$ 1,986 million in amortizations. The amortizations made in 2015 refer mainly to settlements of working capital lines and of other long-term financings.

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

The following table profiles the Company’s debt in the years ended December 31, 2015, 2014 and 2013 (in thousands of Brazilian reais):

	2015	2014	2013
SHORT TERM:	2,387,237	2,037,869	1,838,367
Total short-term debt	2,225,925	1,356,450	1,367,414
Debt denominated in Brazilian reais	467,666	78,815	463,996
Debt denominated in foreign currency	1,758,259	1,277,635	903,418
Current portion of long-term debt	161,312	681,419	443,369
Debentures	—	—	27,584

LONG TERM:	24,073,620	17,483,616	14,868,408
Total long-term debt	23,988,070	17,829,999	14,924,866
Debt denominated in Brazilian reais	2,756,897	3,402,545	2,539,761
Debt denominated in foreign currency	21,231,173	14,427,454	12,385,105
Current portion of long-term debt	(161,312)	(681,419)	(443,369)
Debentures	246,862	335,036	386,911

TOTAL DEBT:	26,460,857	19,521,485	16,706,775
Short and long-term investments, cash and cash equivalents	6,918,840	5,848,805	4,222,392
NET DEBT(1)	19,542,017	13,672,680	12,484,383

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

The total debt was R$ 26,461 million, R$ 19,521 million and R$ 16,707 million  in the years ended December 31, 2015, 2014 and 2013, respectively. The R$6.9 billion increase in gross debt between December 2014 and December 2015 is mainly explained by the effects from exchange variation in the comparison periods (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 47.0% in 2015). The R$1.1 billion increase in cash from December 2014 to December 2015 is mainly due to the effect from exchange variation in the comparison periods on the cash held by Gerdau companies abroad. On December 31, 2015, 66.9% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar. The net debt (Net debt is a non-GAAP metric defined as short-term debt and long plus debentures and less short and long-term investments and cash and cash equivalents, widely used by investors to measure the indebtedness of the Company) increased 42.9%, from R$ 13,673 million in 2014 to R$ 19,542 million in 2015, due to the increase in gross debt, which was partially offset by the higher cash position. The increase in total debt from 2013 to 2014 is explained by the exchange variation in the period on debt denominated in foreign currencies (mainly the 13.4% depreciation in the closing rate of the Brazilian real against the U.S. dollar) and by new debt contracted in Brazilian real to meet investment. The cash position, on the other hand, increased 38.5%, mainly due to the proceeds received from the divestment of

Gallatin Steel Company (sales price of R$ 937.8 million). Net debt increased 9.5% from R$ 12,484 million in 2013 to R$ 13,673 million in 2014, due to an increase in total debt, partially offset by an increase in the cash position.

Of the total debt on December 31, 2015, short term debt corresponded to 9.0% and long-term debt to 91.0% (on December 31, 2014, 10.4% was short-term debt and 89.6% was long-term debt, and on December 31, 2013, 11.0% was short-term debt and 89.0% was long-term debt ).

On December 31, 2015, the total short-term debt amounted to R$ 2,226 million, representing an increase of 64.1% compared to 2014. This increase in short-term debt was mainly due to the effect of exchange variation on debt denominated in foreign currency, further the transfer of debt denominated in Brazilian reais from long-term to short-term. On December 31, 2014, the total short-term debt amounted to R$1,356 million, relatively stable compared to 2013, due to the offsetting effects between real-denominated and foreign-denominated debt. Short-term debt in Brazilian real decreased as a result of the extension of the debt average payment terms. On the other hand, the short-term debt denominated in foreign currencies increased 37.6%, due to debt of companies abroad maturing in 2015, which were previously classified as long-term debt, and to exchange variation effects in the period.

On December 31, 2015, the total long-term debt amounted to R$ 23,988 million, an increase of 34.5% from 2014, mainly due to the exchange variation in the period on debt denominated in foreign currencies in 2015. On December 31, 2014, the Company’s total long-term debt amounted to R$ 17,830 million, an increase of 19.5% from 2013. The long-term term denominated in Brazilian real increased due to the extension of the debt average payment terms and to new debt contracted to meet investment needs. In addition, the long-term debt denominated in foreign currencies increased due to the effect of exchange variation (13.4% depreciation in the closing rate of the Brazilian real against the U.S. dollar) and to the issue of the 2044 Bond in April 2014.

As of December 31, 2015, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ thousands)
2017	4,636,764
2018	1,530,746
2019	968,992
2020	3,862,871
2021 and After	13,074,246
Total	24,073,619

Financial Agreements

We highlight the material financial agreements outstanding at year end 2015:

ECGD - Export Credits Guarantee Department

During 2015, the subsidiary Gerdau Açominas S.A. borrowed US$ 23.5 million under a financing agreement signed in 2011 covered by ECGD (Export Credits Guarantee Department), the English Export Credit Agency (ECA), with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. On December 31, 2014, the outstanding balance of this facility was US$ 176 million (R$ 687.5 million as of December 31, 2015).

Bonds

The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010, 2013 and 2014, the issuance of bonds each with maturity of 10 and 30 years (collectively “Ten/Thirty Years Bond”).  The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2015, the outstanding balance of these bonds was R$ 18.8 billion.

Tokyo Loan Agreement

In June 2013 the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 40 million, denominated in INR, with The Bank of Tokyo-Mitsubishi, with a tenor of five years. The outstanding amount of this facility was US$ 40 million as of December 31, 2015 (R$ 156.2 million as of December 31, 2015) and the Company guarantees this transaction.

NCE Banco do Brasil (R$ 660 MM)

In September 2013, the subsidiary Gerdau Açominas issued an Export Credit Note worth R$ 660 million, maturing on August 18, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2015, the outstanding balance of the facility was R$ 610 million.

JPMorgan Loan Agreement

In October 2013, the subsidiary Diaco S.A. entered into a loan agreement with JPMorgan Chase Bank in the total amount of US$ 40 million, denominated in Colombian Pesos (COP). The outstanding amount of this facility was US$ 23.8 million as of December 31, 2015 (R$ 93.2 million as of December 31, 2015) and the Company guarantees this transaction.

HSBC Loan Agreement

In December 2013, the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 25 million with HSBC, with a tenor of five years. The outstanding amount of this facility was US$ 25 million as of December 31, 2015 (R$ 97.6 million as of December 31, 2015) and the Company guarantees this transaction.

EXIM PSI — BNDES

In December 2013 the Company raised R$ 91.8 million through the BNDES Program EXIM PSI, with a tenor of three years.

In July and August 2014 the Company raised R$ 100 million through the BNDES Program EXIM PSI, with a tenor of three years.

In December 2015, the Company raised R$ 50 million through the BNDES Program EXIM PSI, with a tenor of three years.

Sumitomo — Credit Agreement

In March 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 75 million, denominated in Mexican Pesos, with Sumitomo Mitsui Banking Corporation, with a tenor of five years. The outstanding amount of this facility was US$ 57.6 million as of December 31, 2015 (R$ 224.8 million as of December 31, 2015) and the Company guarantees this transaction.

NCE Banco do Brasil (R$ 500 MM)

In March 2014, the subsidiaries Gerdau Açominas and Gerdau Aços Especiais issued an Export Credit Note worth R$ 500 million, maturing on February 16, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2015, the outstanding balance of the facility was R$ 500 million.

Scotiabank — Credit Agreement

In August 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 110 million, denominated in Mexican Pesos, with Scotiabank with a tenor of eighteen months. The outstanding amount of this facility was US$ 83.1 million as of December 31, 2015 (R$ 324.5 million as of December 31, 2015) and the Company guarantees this transaction.

HSBC — Loan Agreement

In September 2014, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 100 million, denominated in Mexican Pesos, with HSBC with a tenor of eighteen months. The outstanding amount of this facility was US$ 76.7 million as of December 31, 2015 (R$ 299.6 million as of December 31, 2015) and the Company guarantees this transaction.

Tokyo Credit Agreement

In March 2015, the subsidiary Siderperú concluded the renewal of a loan agreement in the amount of US$ 100 million with maturity of three years with Bank of Tokyo. The outstanding amount of this facility was US$ 100 million as of December 31, 2015 (R$ 390.5 million as of December 31, 2015) and the Company guarantees this transaction.

Citi Loan Agreement

In August 2015, the subsidiary Diaco entered into a loan agreement in the amount of US$ 40 million with Citibank and a tenor of three years. The outstanding amount of this facility was US$ 36.7 million as of December 31, 2015 (R$ 143.2 million as of December 31, 2015) and the Company guarantees this transaction.

4131 Citi

In October 2015, the subsidiary Gerdau Açominas entered into a 4131 loan agreement in the amount of US$ 170 million, denominated in reais, with a tenor of five years and the Company guarantees this transaction.

BBVA — Credit Agreement

In December 2015, the associated company Gerdau Corsa entered into a loan agreement in the amount of US$ 150 million, denominated in Mexican Pesos, with BBVA with a tenor of five years. The outstanding amount of this facility was US$ 145.3 million as of December 31, 2015 (R$ 567.3 million as of December 31, 2015) and the Company guarantees this transaction.

NCE Compulsória

In December, 2015 the Company raised R$ 50 million with Banco Santander through an Export Credit Note with maturity in five years.

All loans contracted under the FINAME/BNDES program, totaling R$ 121.2 million, on the balance sheet date are secured by the assets being financed.

Indebtedness Ratios

All ratios described below, calculated based on the Consolidated Financial Statements under accounting practices adopted in Brazil and IFRS of Gerdau S.A., are related to BNDES (Banco Nacional de Desenvolvimento Econômico e Social), but with distinct characteristics in relation to those contained in the contracts with commercial banks.  In the event of a failure to satisfy the annual tests, Gerdau S.A. would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

I) Net Interest Coverage Ratio — measures the net interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and gains in joint venture operations.  The ratio in the agreement requires that the EBITDA for the last 12 months should represent at least 3.5 times of the interest expense of the same period.  As of December 31, 2015 such ratio was 3.5 times in USD and 3.4 times in R$.

II) Net Leverage Ratio — measures the level of net debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and gains in joint venture operations.  The agreed ratio requires that the net debt should not surpass 4 times the EBITDA for the last 12 months.  As of December 31, 2015 such ratio was 3.6 times in USD and 4.2 times in R$.

III) Current Ratio — measures the company’s ability to fulfill its short term obligations.  The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times.  As of December 31, 2015 the current ratio was 2.8 times in USD and R$.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2015 the outstanding amount was R$ 881.8 million.

In December 2012 the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project.  The funds are provided as the subsidiary carries out its own investment plans and submit to BNDES the evidences of completion.  The interest rate for this credit line is determined at the time of each disbursement and is composed by TJLP and exchange rate + 2.16% a year.  The outstanding balance of this transaction was R$449.8 million as of December 31, 2015.

In September 2015, the Company prepaid and cancelled the Global Working Capital Facility and in October 2015, the Company entered into a new senior unsecured working capital facility in the amount of US$ 1 billion.  The new global line is divided into two tranches, US$ 250 million for Gerdau’s North American subsidiaries and US$ 750 million for Gerdau’s Latin American and Spanish subsidiaries. The outstanding loans under this line totaled US$ 365 million (R$ 1.4 billion as of December 31, 2015).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see item 5-E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the total amount of R$ 2.2 billion on December 31, 2015.

Empresa Siderúrgica del Perú S.A.A.

The Company is also the guarantor for the subsidiary Siderperu for a loan agreements in the amount of US$ 100 million (R$ 390.5 million as of December 31, 2015) with Bank of Tokyo and US$ 7.5 million (R$ 29.3 million as of December 31, 2015) with Banco Safra.

Gerdau Steel India Limited

The Company is the guarantor for Gerdau Steel India for a loan agreements in the amount of US$ 40 million, denominated in INR, (R$ 156.2 million as of December 31, 2015) with The Bank of Tokyo, US$ 25 million (R$ 97.6 million as of December 31, 2015) with HSBC issued in December, 2013, with a tenor of five years, US$ 45.4 million, denominated in INR, (R$ 177 million as of December 31, 2015) with Citi and a tenor of five years.

Bonds Guarantees

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. are guarantors for GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc. for the issuance of bonds with maturity of 10 and 30 years. On December 31, 2015 the outstanding balance of these facilities was R$ 18.8 billion.

Diaco S.A.

The Company is the guarantor for the subsidiary Diaco S.A. for a working capital facility with BBVA in the total amount of US$ 40 million, denominated in Colombian Pesos (COP). On December 31, 2015, the outstanding amount of this facility was US$ 5 million (R$ 19.4 million as of December 31, 2015).

The Company is the guarantor for the subsidiary Diaco S.A, Co-Borrower of the global credit line, for a working capital financing in the amount of US$ 90 million (R$ 371 million as of December 31, 2015).

The Company is the guarantor for the subsidiary Diaco S.A for loan agreement with JPMorgan Chase Bank in the amount of US$ 60 million, denominated in Colombian Pesos (COP. On December 31, 2015, the outstanding balance of this facility was US$ 23.9 million (R$ 93.2 million as of December 31, 2015).

Comercializadora Colombiana de Carbones y Coques S.A. C.I.

The Company is the guarantor for the subsidiary Comercializadora Colombiana de Carbones y Coques S.A. C.I. (Coquecol), Co-Borrower of the global credit line, for working capital financing in the amount of US$ 11 million (R$ 43 million as of December 31, 2015).

The Company is the guarantor for the subsidiary Coquecol for a loan agreement with Mizuho Bank in the amount of US$ 15 million. On December 31, 2015 the outstanding amount of this facility was US$ 15 million (R$ 58.6 million as of December 31, 2015).

Gerdau Corsa, S.A.P.I. de C.V.

The Company is the guarantor for the associated Gerdau Corsa, S.A.P.I. de C.V., Co-Borrower of the global credit line, for working capital financing in the amount of US$ 255 million (R$ 995.7 million as of December 31, 2015).

The Company is the guarantor for the associated Gerdau Corsa, S.A.P.I. de C.V. and the subsidiary Sidertul S.A. de C.V. for a working capital facility with HSBC in the amount of US$ 140 million, denominated in Mexican Pesos (MXN). As of December 31, 2015 the outstanding balance of this facility with Gerdau Corsa was US$ 107.5 million (R$ 439.7 million as of December 31, 2015).

The Company is the guarantor for the associated Gerdau Corsa for loan agreements with Sumitomo in the amount of US$ 57.6 million (R$ 224.9 million as of December 31, 2015), US$ 145 million (R$ 567.3 million as of December 31, 2015) with BBVA, US$ 83.1 million (R$ 324.5 million as of December 31, 2015) with Scotiabank and US$ 76.7 million (R$ 300 million as of December 31, 2015) with HSBC

Sidertul, S.A. de C.V.

The Company is the guarantor for the associated Gerdau Corsa, S.A.P.I. de C.V. and the subsidiary Sidertul S.A. de C.V.for working capital facilities with HSBC in the amount of US$ 140 million, denominated in Mexican Pesos (MXN) and US$ 80 million, also denominated in MXN, with BBVA. As of December 31, 2015 the outstanding balance of these facilities with Sidertul were US$ 12.5 million (R$ 48.8 million as of December 31, 2015) and US$ 21.2 million (R$ 82.8 million as of December 31, 2015), respectively

Sipar

Gerdau S.A. is the guarantor for the subsidiary Sipar for loan agreements in the amounts of US$ 2.6 million with Citibank (R$ 10 million as of December 31, 2015), US$ 22.2 million with BBVA (R$ 86.6 million as of December 31, 2015) and US$ 105 million for a credit line with Banco de La Nación (R$ 410 million as of December 31, 2015).

Sizuca

Gerdau S.A. is the guarantor for the subsidiary Sizuca for a loan agreement in the amount of US$ 30 million with Citibank (R$117 million as of December 31, 2015).

Derivatives

Risk management objectives and strategies: The Company understands that it is subject to different market risks, such as fluctuations in exchange rates, interest rates and commodity prices. In order to carry out its strategy for profitable growth, the Company implements risk management strategies with the objective of mitigating such market risks.

The Company’s objective when entering into derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines. All outstanding derivative financial instruments are monthly reviewed by the Financial Risk Management Committee, which validates the fair value of such financial instruments. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

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

The derivative financial instruments may include: interest rate swaps, cross currency swaps and currency forward contracts.

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

			Notional value				Amount receivable		Amount payable
Contracts	Position		2015		2014		2015	2014	2015	2014
Forward
Maturity at 2015		long in USD		—	US$	80.0 million	—	41,751	—	—
Maturity at 2016		long in USD	US$	108.0 million		—	37,981		—	—

Cross currency swap
Maturity at 2017	receivable under the swap	Libor 6M + 2.25%	US$	25.0 million	US$	25.0 million	1,756	—	—	(2,349)
	payable under the swap	INR 11.02%
Maturity at 2018	receivable under the swap	Libor 6M + 2%	US$	40.0 million	US$	40.0 million	3,864	—	—	(6,650)
	payable under the swap	INR 10.17%
Total fair value of financial instruments							43,601	41,751	—	(8,999)

The effects of financial instruments are classified as follow:

	2015	2014
Unrealized gains on financial instruments
Current assets	37,981	41,751
Non-current assets	5,620	—
	43,601	41,751
Unrealized losses on financial instruments
Non-current liabilities	—	(8,999)
	—	(8,999)

	2015	2014
Net Income
Gains on financial instruments	129,917	43,692
Losses on financial instruments	(42,832)	(7,201)
	87,085	36,491
Other comprehensive income
Gains (Losses) on financial instruments	17,283	(5,989)
	17,283	(5,989)

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2015 — Capital Expenditure

In fiscal year 2015, capital expenditure on fixed assets was R$ 2,324.7 million. Of this total, 46.9% was allocated to the operations in Brazil and the remaining 53.1% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,091.2 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill, which will start production at the end of July, 2016.

North America Business Operation — this business operation spent R$ 346.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

South America Business Operation — in 2015, the South American units spent R$ 443.6 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year, which will start production at the end of 2016.

Special Steel Business Operation — the special steel units spent R$ 442.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

2014 — Capital Expenditure

In fiscal year 2014, capital expenditure on fixed assets was R$ 2,266.7 million. Of this total, 40.0% was allocated to the operations in Brazil and the remaining 60.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Operation — a total of R$ 1,068.5 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill. Currently, the project is in the phase of installation of the metal structures of the buildings and electromechanical installation of the equipment. In the mining project, the investment was mainly spent on the maintenance of the operation.

North America Business Operation — this business operation spent R$ 308.7 million for capital expenditure on fixed assets distributed throughout the units which compose this business operation. This amount was mainly spent for the maintenance of the production units.

South America Business Operation — in 2014, the South American units spent R$ 320.5 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year.

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

South America Business Operation — in 2013, the South American units spent R$ 173.3 million for capital expenditure on fixed assets distributed among the countries in which the units from this business operation are located. A major part of this investment was for the capacity expansion of crude and rolled steel in Colombia.

Special Steel Business Operation — the special steel units spent R$ 524.3 million in 2013 for capital expenditure. Part of this investment was to finalize the installation of the new special steel rolling mill at the Pindamonhangaba mill. Additionally, the Company continued to invest in India and in its Monroe mill in the USA.

Main Capital Expenditure Currently in Progress

The disbursements in fixed assets planned for 2016 are estimated at R$ 1.5 billion, and include both strategic and maintenance investments. The table below shows the main projects for the years to come:

Investment Plan — Main Projects	Location	Additional rolling capacity (1,000 tonnes)	Start-up
Brazil Business Operation
Flat steel rolling mill (heavy plates) at Ouro Branco mill-MG	Brazil	1,100	2016
South America Business Operation
New melt shop in Argentina	Argentina	650	2016

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

System supported by a wide array of quality control tools. Product development projects are headed by specialists who use quality tools such as “Six Sigma”, a set of statistical methods for improving the assessment of process variables, and the concept of “Quality Function Deployment”, a methodology through which technicians can identify and implement the customer requirements.

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified as well as a sort of products and laboratories certification according demands. In general, production, technical services and quality teams are responsible for All Gerdau mills have a Quality Management developing new products to meet customer and market needs.

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

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has research and development centers in Brazil, the United States and Spain used to meet the market demands for special steel, especially for the automotive industry. The Company invested in Technological Innovation projects and research and development the amount of R$ 268.7 million in 2013, R$ 95,3 million in 2014 and R$ 117.9 million in 2015.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

The outlook for the world steel industry continues to call for weak consumption growth and overcapacity. In the countries in which we operate, it is the developed markets that present a positive outlook.

The U.S. economy should continue to improve in 2016, driving steel consumption in the country. The non-residential construction sector should continue to grow, given the expansion in private investment in the United States. Investments in infrastructure, however, will be more moderate, in line with weak growth in the availability of public-sector financing. Nevertheless, continued growth in steel imports should continue to pressure the margins and results of companies in the industry.

Brazil’s outlook for 2016 remains challenging, considering the potential impact of negative economic growth on consumption levels and the political scenario. The situation is further aggravated by the country’s systemic issues, such as a high tax burden, high interest rates, cumulative taxation, electricity costs and weak local currency - factors that have been affecting key production segments.

Moreover, South America’s other economies, in general, are expected to grow at varying rates in 2016, influencing apparent steel consumption in the region.

In relation to the special steel segment in particular, outlook calls for weak growth in Brazil’s automotive industry, with a direct impact on special steel demand. On the other hand, North America should continue to grow its auto industry by expanding the production of light and heavy vehicles, driving demand for special steels in the region. However, falling oil prices will continue impacting the oil and gas sector, another major consumer of special steels. In the European market, the slow and gradual economic recovery should support an increase in light and heavy vehicle production in 2016.  In India, estimates point to an increase in the production of vehicles, consequently expanding the consumption of special steels in the country.

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

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with HSBC bank, in the amount of US$ 280 million (R$ 768,003 as of December 31, 2015).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 150 million (R$ 567,344 as of December 31, 2015).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Scotiabank, in the amount of US$ 110 million (R$ 324,521 as of December 31, 2015).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Sumitomo, in the amount of US$ 75 million (R$ 224,838 as of December 31, 2015).

The Company is the guarantor of the joint venture Gerdau Corsa SAPI de C.V., co-borrower of a global credit line to finance working capital in the amount of US$ 255 million (R$ 995,724 as of December 31, 2015).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The next table sets forth the Company’s contractual obligations on December 31, 2015 (in thousands of reais).

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Short-term debt obligations (1)	2,387,237	2,387,237	—	—	—
Long-term debt obligations (1)	23,826,758	—	6,167,510	4,782,062	12,877,186
Debentures (1)	246,862	—	—	49,801	197,061
Interest payments	10,192,926	1,593,932	2,540,412	1,825,477	4,233,105
Operating lease obligations (2)	486,522	91,216	145,356	102,278	147,672
Capital expenditures (3)	1,178,745	1,007,888	170,857	—	—
Unconditional purchase obligations (4)	321,076	321,076	—	—	—
Pension funding obligations (5)	68,649	54,173	3,637	3,424	7,415
Total	38,708,775	5,455,522	9,027,772	6,763,042	17,462,439

(1) Total amounts are included in the December 31, 2015 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2015.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2015, the corresponding liability has not yet been recorded in its financial statements.

(4) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5) Pension funding obligations are included as per actuarial computations made by third party actuaries.

G. SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors, Senior Management and Employees of the Company at December 31, 2015 and as of the date hereof are as follows:

CLAUDIO JOHANNPETER (born in 1963)

• Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau since 1982. In 2007, he was elected Chief Operating Officer (COO), a position he held until August 2012. He was Director of Seiva SA - Florestas e Indústrias, company that is part of the same economic group of Gerdau SA and whose main activity is the participation in the capital of other companies, until August 2012. He is currently (i) Chairman of the Board of Directors, member of the Executive Committee, member of the Risk Committee, Corporate Governance Committee Coordinator, member of the Succession and Compensation Committee and member of the Risk Committee of Gerdau SA, a company whose the main activity is the production and sale of steel products; (ii) member of the Board and Vice President of Metalúrgica Gerdau SA; (iii) member of the Board Seiva SA - Florestas e Indústrias; and (iv) coordinates in CEG the North America Long Steel Business Operation and Engineering and Industrial Global Processes.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

• Education: Degree in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: He has worked at Gerdau for over 30 years. (i) since January 2007 is Chief Executive Officer (CEO), Board member, member of the Executive Committee, member of the Risk Committee, member of the Corporate Governance Committee and member of the Compensation and Succession Committee  of Gerdau SA; (ii) is Chairman of the Board of Directors and CEO of Seiva SA - Florestas e Indústrias, company that is part of the Gerdau economic group; (iii) Chairman of the Board of Metalúrgica Gerdau SA, a listed company, holding of Gerdau SA; (iv) a board member of the Instituto Aço Brasil (Brazilian Steel Institute), Executive Committee Director of the Associação Latino-Americana de Aço - ALACERO (Latin American Steel Association) and the Worldsteel Association.

RICHARD CHAGAS GERDAU JOHANNPETER — (born in 1974)

• Education: Degree in Law and Social Sciences from from the Universidade Federal do Rio Grande do Sul (UFRGS) and has an MBA from the Stanford Graduate School of Business (United States)

• Experience: He began his career as an intern in 1993. In 1995 he was hired as a salesman of Civil Construction Steel Area and was promoted in 1996 to Administration Manager, also passing through Sales and Marketing of the same area. In 1997 he was transferred to the financial area at Gerdau as Technical Advisor, and later was transferred to São Paulo as Metallic Purchase Manager. In 2003 he returned to Porto Alegre to be Technical Advisor in Banco Gerdau. In 2005 he resigned his position to attend an MBA program in the United States, returning in 2007 as Investment Manager for Brazil and foreign operations. In 2010, he became the Investment Director of the holding company that controls Metalúrgica Gerdau SA, position he keeps so far. He is currently member of the Board of Directors and member of the Corporate Governance Committee in Gerdau SA.

EXPEDITO LUZ (born in 1951)

• Education: Degree in Law from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1975 and a master’s degree in Law from Columbia Law School in New York (United States) in 1980.

• Experience: He began working for Gerdau SA in 1976. In 1989 he became Legal Executive Director. In 2009 he became Executive Vice-President of Legal and Compliance, at which time he became a member of the Company’s Executive Committee. In 2001 he became General Secretary of the Board of Directors. In April 2015, he left his executive positions at Gerdau SA and Metalúrgica Gerdau SA and on May 1, 2015, he joined the Board of Directors of both companies. He is also a member of the Corporate Governance Committee and a member of the Risk Committee of Gerdau SA.

AFFONSO CELSO PASTORE (born in 1939)

• Education: Degree in Economics from the University of São Paulo and has a PhD in Economics from the same university.

• Experience: He was Treasury Secretary of São Paulo State and President of the Central Bank of Brazil. He is (I) an Independent Member of the Board of Directors of Gerdau SA and Metalúrgica Gerdau SA, listed company, holding of Gerdau SA whose the activity is the manufacture of general steel products since February 2002 and also a member of the Corporate Governance Committee and member of the Compensation and Succession Committee of Gerdau SA; (ii) Member of the Board of Directors of M. Dias Branco SA - Industria e Comércio de Alimentos, listed company whose activity is the manufacturing and trade food products wheat derivatives, especially biscuits, crackers, pasta and wheat flour since July 2010. He was member of the Board of Directors of Even Construtora e Incorporadora SA, listed company whose activity is the construction of buildings since February 2010 until April 2013; member of the Board of Directors of Klabin Segal SA, a company whose activity is promotion, construction and real estate developments of any kind, own or third party from May 2006 until May 2008 and Engevix Engenharia SA, leading company whose activity is elaborate studies, projects and integration and project management in Energy, Industry and Infrastructure areas, from March 2008 until August 2009. Pastore is the founder partner of AC Pastore & Associados SS Ltda, a consulting company, specializing in economics analysis of the Brazilian and International Economy. In addition, in the last 5 years he worked as an economist, analyst and economic adviser, writing articles, reports and studies. He participated in national and international seminars, and has given lecture on topics related to the Brazilian and World Economies.

FERNANDO FONTES IUNES (born in 1962)

• Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and obtained the title of MS and PhD from the University of London (UK).

• Experience: Fernando was Senior Advisor, Partner and Executive Director, being responsible for the Global Investment Banking of Banco Itaú BBA SA from 2010 to 2015, during which helped to establish a leader platform for Investment Banking in Latin America, with operations in Brazil , Argentina, Chile, Colombia, Peru and Mexico. Previously he held various positions in Banco Itaú BBA SA, where he was Director responsible for the areas of Capital Markets 2003-2010, Itaú Banco de Investimento SA, where he served as Executive Officer from 2001 to 2003, Banco BBA Creditantalt SA and Creditanstalt in New York in 1994. During that period, Fernando participated in some of the major capital markets transactions, mergers, acquisitions and reorganizations held in Latin America. Fernando also worked in research on Infrastructure and Urban Development of the World Bank in Washington. He was a professor of the Instituto Brasileiro de Mercado de Capitais - IBMEC (Insper). Currently, Fernando is a fellow at Harvard University in the 2016 Advanced Leaders Initiative in Cambridge, United States and is Vice-President of the Self Regulatory Capital of the  Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA). On September 28, 2015, he joined the Board of Directors of Gerdau SA.

HARLEY LORENTZ SCARDOELLI (born in 1963)

• Education: Degree in Civil Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS), graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul, and holds a CFA certification.

• Experience: He began his career at Gerdau in May 1988, during which he has worked for Gerdau’s operations in Canada, United States, Spain and Brazil. Harley Lorentz Scardoelli was elected Statutory Director on July 15, 2015. On September 3, 2015, he was elected Vice President, responsible for Finance, Planning, Accounting, Tax and Legal. He also holds the position of Investor Relations Director of the companies Gerdau SA, Metalúrgica Gerdau SA and Seiva SA — Florestas e Indústrias. He is also board member of Abrasca.

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

• Education: Degree in Law from the Unisinos in 1995 and has a Marketing and Finance MBA from Kellogg School of Management, Illinois (United States).

• Experience: He started his career at Gerdau in October 1985, as Administrative Assistant, and was promoted to Scrap Purchaser at Gerdau Riograndense in 1992 and then to Legal Assistant in Porto Alegre in 1994. In 1996, he was promoted to Sales Manager of the São Paulo subsidiary of Commercial Gerdau. In 2000, after he concluded his MBA and returned to Brazil, Guilherme was promoted to the position of Marketing and Planning Manager of Commercial Gerdau based in São Paulo. In 2002, he was promoted to the position of Executive Manager of the Industrial Wire Business Area (GPM); in 2003, he was promoted to the position of Executive Director of the Gerdau Industrial Products Business area (GI) and to the position of Executive Director of the Civil Construction Business Area and Rebar Fabrication (GC) in 2005. In 2006 Guilherme was appointed to the position of Marketing Director for Gerdau Long Steel North America (GLN), then called Gerdau Ameristeel and he relocated to Tampa, United States. In 2007 he was promoted to Vice Director for the Manitoba, Bright Bar and Duluth Grinding Balls facilities of the same Business Division. By this time, he also joined GLN Executive Committee. In 2009 Guilherme was appointed to Regional Director for Special Bar Quality and Wire Rod Operations at GLN which included the locations of Manitoba, St. Paul, Beaumont, Perth Amboy, Joliet and Duluth Grinding Balls. In 2010 Guilherme was promoted to Executive Director of Gerdau Special Steel North America (GSN) and in 2011 he was promoted to the position of Long Steel North America Business Division Leader, position hold until April, 4th, 2014 when he became member of the Gerdau Executive Committee, as Executive Vice President, coordinating the Special Steel Business Operation and the Gerdau 2022 Project - Strategy , shifting its base to the office in São Paulo, Brazil. Guilherme Chagas Gerdau Johannpeter currently accumulates the functions as (i) member of the Board of Directors, Vice President Director and member of the Executive Committee of Metalurgica Gerdau SA; (ii) a member of the Board, member of the Succession and Compensation Committee and member of the Risk Committee of Gerdau SA; (iii) member of the Board of Directors of Seiva SA - Florestas e Indústrias.

MANOEL VITOR DE MENDONÇA FILHO (born in 1957)

• Education: Degree in Metallurgical Engineering from the Universidade Federal de Minas Gerais in 1982. Attended the Total Quality Management from the Union of Japanese Scientist and Engineers, in 1997 he completed a Business Management MBA from the Fundação Getúlio Vargas in 1999 and an Advanced Management MBA from the Fundação Dom Cabral and INSEAD - European Institute of Business Administration in 2001.

• Experience: He works in Gerdau since 1983. He has worked as a director in several Gerdau Brazilian units and, until April 30, 2015, on the Executive Committee of Metalúrgica Gerdau S.A., listed company, Gerdau holding  whose principal activity is the manufacture of steel products in general, contributing to the conduct of their business in the world. He is the Executive Vice President of Gerdau Brazilian and South America Business Operations and a member of the Executive Committee of Gerdau SA. He is member of the Strategic Council of the Federação das Indústrias do Estado de Minas Gerais - FIEMG (Association of the Estate of Minas Gerais Industries),  Director member of the Intituto Aço Brasil (Brazilian Steel Institute) and Council member of the Instituro Brasileiro de Mineração - IBRAM (Brazilian Mining Institute).

FRANCISCO DEPPERMANN FORTES (born in 1963)

• Education: Degree in Metallurgical Engineering from Universidade Federal do Rio Grande do Sul (UFRGS) in 1985 and a master’s degree in Business Administration from the same University in 2001. In 2008, he completed the Gerdau Business Program and in 2010, he attended the Stanford Executive Program at Stanford University in the United States.

• Experience: He started his career in 1984 as an intern in the Engineering area at Gerdau being, subsequently, hired as Technical Advisor in this same area. In 1992, after a period in wich he studied and worked in Germany, he took the responsibility for coordinating the area of Management Systems of Aços Especiais Piratini, until 2000, also he accumulated the responsibility for the Human Resources of the unit. In 2001 he served as Manager of the Management System Area of Integrated Regional Unit of Long Steel Brazil. In 2003 he was transferred to the city of Porto Alegre where he started coordinating the global implementation and structuring of Gerdau Business System and Total Safety System, where he was promoted to Director of Management Systems in 2004. In January, 2006, he was promoted to the position of Executive Director of Gerdau Riograndense and Guaíra and in 2007 he was promoted to the position of Corporate Director of Human Resources, the position in which he added, over time, the processes of Organizational Development, Management Systems, Environment, Health and Safety and Information Technology. Since 2011, he is the Vice President of Human Resources, Organizational Development, Management Systems, Environment, Health and Safety and Information Technology and member of the Executive Committee of Gerdau S.A. Since April 1, 2015 he is a member of the Executive Committee of Gerdau SA, Metalurgica Gerdau SA and Seiva SA — Florestas e Indústrias.

Find below the summary of the structures of the Board of Directors and of the Statutory Board of Executive Officers:

Board of Directors

Chairman:

Claudio Johannpeter

Board members:

André Bier Gerdau Johannpeter

Richard Chagas Gerdau Johannpeter

Expedito Luz

Affonso Celso Pastore

Fernando Fontes Iunes

Statutory Board of Executive Officers

Chief Executive Officer (CEO):

André Bier Gerdau Johannpeter

Vice-Presidents:

Claudio Johannpeter

Guilherme Chagas Gerdau Johannpeter

Manoel Vitor de Mendonça Filho

Francisco Deppermann Fortes

Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer

Harley Lorentz Scardoelli

Family Relationships

Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter are brothers. André Bier Gerdau Johannpeter is Jorge Gerdau Johannpeter’s son, Claudio Johannpeter is Klaus Gerdau Johannpeter’s son, and Guilherme Chagas Gerdau Johannpeter and Richard Chagas Gerdau Johannpeter are sons of Frederico Carlos Gerdau Johannpeter. Guilherme Chagas Gerdau Johannpeter and Richard Chagas Gerdau Johannpeter are brothers.

Arrangements

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. There are no pending legal proceedings to which any Company Board Member, Executive Officer or Advisory Council is a party against the Company. Apart from statutory severance benefits, none of the Board Members, Executive Officers or Advisory Council is entitled to any contractual benefits upon termination of employment.

B. COMPENSATION

The employees’ compensation system is divided into two portions: a fixed salary and a variable pay linked to performance.

The fixed portion of the compensation is constantly monitored and compared to market benchmarks in order to maintain parity with the best market practices as adopted by other companies. The variable portion of the compensation package is tied to  annual goals. These goals are measured against standards clearly specified that are intended to support and motivate overachievement of individual and teams results.

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

In 2015, the Directors and Executive officers of Gerdau were paid a total of R$ 62.2 million in total remuneration as salary, variable remuneration, benefits, social charges, and termination. The variable remuneration for executives is based on the overall performance of Gerdau, using as performance metrics, actual EBITDA versus planned EBITDA and on individual performance. The first factor influences 60% and the second factor 40% of the amount of the variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad.  About 18% of participants are in the Defined Benefit plans and 82% in a Defined Contribution plan.

During 2015, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1,4 million to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as of April 28, 2005. From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In order to align the potential total compensation to market measures, the Compensation and Succession Committee approved respectively in 2012 and in 2013, to the Chief Executive Officer (CEO) and to the Chief Operating Officer (COO) a change to the grant to 75% and then to 120% of their annual base salaries and to the Vice-Presidents to 30% and then to 40%.

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

In a shareholders meeting, held on September 19, 2013, changes to the Program were approved to better support the fulfillment of long term goals. These changes consisted of the inclusion of new “vehicles” such as Restricted Shares, Performance Shares, Differed Shares and also allowed participants to convert voluntarily until November 17, 2013, their Stock Options or Share Appreciation Rights to Restricted Shares, through a calculation methodology that assured that there would be equivalent fair value.

The fair value calculation was determined by a specialized external consultancy and the trinomial evaluation method was used. The Restricted Shares resulting from the conversion will be exercised in five equal instalments on the following schedule: December 9, 2013, March 20, 2015, March 20, 2016, March 20, 2017 and March 20, 2018.

The Compensation and Succession Committee has approved all stock option grants since the program begun. Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held in April 2004, the bonus issue of one share for every two shares held in April 2005, the bonus issue of one share for every two shares held in April 2006 and the bonus issue of one share for each share held in June 2008.The stock option grants distributed to the Directors and Executive Officers are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Exercise Price:	R$ 6,78	R$ 10,58	R$ 10,58	R$ 12,86	R$ 17,50	R$ 26,19	R$ 14,91	R$ 29,12	R$ 22,61	R$ 14,42	R$ 18,58
Grant Date:	30-dez-03	30-dez-04	30-dez-04	30-dez-05	30-dez-06	30-dez-07	30-dez-08	30-dez-09	30-dez-10	30-dez-11	30-dez-12
Vesting Date:	2-jan-09	2-jan-10	2-jan-08	2-jan-11	2-jan-12	2-jan-13	2-jan-14	2-jan-15	2-jan-16	2-jan-17	2-jan-18
Expiration Date:	30-dez-13	30-dez-14	30-dez-14	30-dez-15	30-dez-16	30-dez-17	30-dez-18	30-dez-19	30-dez-20	30-dez-21	30-dez-22
Total Options Granted to Directors and Executive Officers	619.667	544.624	279.270	1.113.331	840.764	662.035	1.219.361	993.300	655.089	944.351	895.133
Exercised Options	619.667	524.473	279.270	56.286	6.981	0	16.494	1.825	2.953	4.560	3.378
Cancelled Options	0	0	0	0	0	0	0	329.942	295.417	328.972	274.418
Balance Options	0	0	0	0	0	0	0	0	115.358	203.507	227.805
Options converted to Restricted Share	0	20.151	0	1.057.045	833.783	662.035	1.202.867	661.533	241.361	407.312	389.532

Grant Price:	R$16,58	R$18,36	R$9,65
Grant Date:	1-set-13	1-jan-14	1-jan-15
Vesting Date:	31-mar-14	31-mar-15	31-mar-16
Expiration Date:	31-mar-18	31-mar-19	31-mar-20
Total Restricted Share (Conversion)	2.829.512	0	0
Exercised Restricted Share (Conversion)	2.551.955	0	0
Cancelled Restricted Share (Conversion)	25.027	0	0
Balance Restricte Share (Conversion)	252.530	0	0
Grant Restricted Share	0	226.818	413.343
Exercised Restricted Share	0	45.363	0
Cancelled Restricted Share	0	19.439	51.803
Balance Restricte Share	0	162.016	361.540
Grant Performance Share	0	807.452	1.556.375
Exercised Performance Share	0	77.110	875.428
Cancelled Performance Share	0	410.881	106.937
Balance Performance Share	0	319.461	574.010

Note 1: Ricardo Giuzeppe Mascheroni retired on July 1, 2015 and no longer serves the Company.

Note 2: The Vice President André Pires de Oliveira Dias resigned his duties on July 15, 2015.

Note 3: On the date of September 24, 2015 the Board Member Oscar De Paula Bernardes Neto resigned as Independent Board Member function of Gerdau S.A.

Note 4: The Director Harley Lorentz Scardoelli was elected Statutory Director from July 15, 2015. As of September 3, 2015 Harley Lorentz Scardoelli was elected Vice President accumulating the functions of Director of Investor Relations, and in addition, part of the Executive Committee of the Company, with a mandate until April 30, 2016.

Note 5: Dr. Jorge Gerdau Johannpeter as President, Dr. Germano Hugo Gerdau Johannpeter, Dr. Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter as Vice Presidents served as members of the Board of Directors of Gerdau SA until April 30, 2015.

C. BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Level 1 of the São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and since 2003 for Metalúrgica Gerdau S.A.).

Furthermore, the Gerdau S.A and Metalúrgica Gerdau S.A also have an information disclosure policy that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders, officers and managers, members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies.

The structure is composed of three levels and has maintained the existing governing bodies: the Board of Directors, the Executive Committee and the Board of Officers.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Gerdau’s business. The Board may have up to eleven (11) members; currently there are two independent Board members. The Board has three (3) Committees: Corporate Governance; Compensation and Succession; and Risks. According to the Ordinary General Shareholders Meeting, held on April 28, 2015 and the Extraordinary General Shareholders Meeting held on September, 24, 2015, the members of the Board of Directors, whose terms of office expire on April 30, 2016, are:

Chairman

Claudio Johannpeter (1), (2) and (3)

Member

André Bier Gerdau Johannpeter (1), (2) and (3)

Richard Chagas Gerdau Johannpeter (1)

Affonso Celso Pastore (1) and (2)

Expedito Luz (1) and (3)

Fernando Fontes Iunes

(1) Member of the Corporate Governance Committee

(2) Member of the Compensation and Succession Committee

(3) Member of the Risk Committee

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

The members of the Statutory Board of Executive Officers are:

Chief Executive Officer (CEO):

André Bier Gerdau Johannpeter

Vice-Presidents:

Claudio Johannpeter

Guilherme Chagas Gerdau Johannpeter

Manoel Vitor de Mendonça Filho

Francisco Deppermann Fortes

Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:
Harley Lorentz Scardoelli

Gerdau Executive Committee: The Gerdau Executive Committee is responsible for coordinating the activities of the executive officers and managing the Company’s business, the purpose being to build on the Company’s relationship with the market and ensure best corporate governance practices. This structure provides an administrative link between the Board of Directors and the Company’s business operations. Its activities are divided into business operations (BOs), defined by product line and/or geographical location: BO - Brazil, BO - Special Steel Products, BO - North America and BO - South America. The Gerdau Executive Committee is also responsible for the main corporate areas that operate vertically throughout the Gerdau companies, such as finance, accounting, human resources, planning and legal. Committee members work together to encourage a greater synergy among operations, and individually with a focus on the management of each business and corporate areas in order to maximize results.

Other Committees created to Support the Management: In order to provide support to the Executive Committee several committees were created and are responsible for advising on specific matters, as such the Disclosure Committee.

The members of the Gerdau Executive Committee are:

André Bier Gerdau Johannpeter

Claudio Johannpeter

Guilherme Chagas Gerdau Johannpeter

Francisco Deppermann Fortes

Harley Lorentz Scardoelli

Manoel Vitor de Mendonça Filho

Assigned member of the Gerdau Executive Committee (section 9, paragraph 9th of the Company’s By-laws).

Peter John Campo

PETER JOHN CAMPO (born in 1962)

• Education: Degree in Science from Rice University (United States), holds a Ph.D. in Chemical Engineering from the California Institute of Technology (United States) and is a certified Six Sigma Master Black Belt.

• Experience: He joined Gerdau in 2008. Within the company’s North American Long Steel business division, he has served as the Vice President of Procurement, Sales and Operations Planning, Vice President and General Manager of Downstream Operations, and the Vice President of Supply Chain. He was named the President of the North American Long Steel business division in April 2014, and in 2015 was promoted to Executive Vice President of North America BO and assigned member of the Gerdau Executive Committee.

Corporate Structure: Gerdau’s corporate structure evolved to help the business by adding value in three ways: being guardian of the governance and brand, image and values; optimizing the efficiency of Gerdau’s activities through optimization of scale and leveraging capabilities to deliver value above what individual businesses could generate autonomously. The Governance Guardian areas , such as Finance and Planning; Accounting; Com., Public Affairs, Gerdau Institute; Legal, Compliance, Corp. Security; Internal Audit and Environment, Health and Safety, protects shareholders’ interests and manages relevant risks to long-term sustainability. The Scale Optimizer areas, such as Information Technology; Procurement; Shared Services and Gerdau International Trade, optimize resources and achieve economies of scale. The Advantage Accelerators areas, such as Metallics; Marketing and Sales; Industrial, Engineering; People; Innovation and Management System, exploit Gerdau´s differentiating capabilities in the Business Divisions.

All members of the Board of Directors and the Gerdau Executive Committee are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Gerdau Executive Committee are elected at meetings of the Board of Directors.

Advisory Board

At the Extraordinary and Ordinary General Meeting of April 29, 2015, given that the changes in the Company’s Bylaws were approved, the Board of Directors installed and elected the Advisory Board (“Conselho Consultivo”) that began its duties on May 1, 2015.

The Advisory Board is responsible for issuing an opinion on the matters submitted thereto by the Board of Directors.

Chairman

Jorge Gerdau Johannpeter

Members

Germano Hugo Gerdau Johannpeter

Klaus Gerdau Johannpeter

Frederico Carlos Gerdau Johannpeter

Dr. Jorge Gerdau Johannpeter as Chairman, Dr. Germano Hugo Gerdau Johannpeter, Dr. Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter as Vice Presidents served as members of the Board of Directors of Gerdau until April 30, 2015.

JORGE GERDAU JOHANNPETER (born in 1936)

• Education: Degree in Law from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1961.

• Experience: In May 2015, he became the Chairman of the Advisory Board of Gerdau SA and Metalúrgica Gerdau SA. He has worked at Gerdau since 1954. He became an Executive Officer in 1971 and was appointed Board of Directors member in 1973. From 2002, after the implementation of new corporate governance structure, until December 2006, Jorge Johannpeter also held the position of Chief Executive Officer (CEO). From 1983 to April 2015 served as Chairman of the Board of Directors of Gerdau SA and its parent company Metalurgica Gerdau SA, a listed company, Gerdau holding company whose core business is the manufacture of steel products in general; and Seiva S.A. - Florestas e Indústrias, company that is part of the same group of Gerdau SA and whose main activity is the participation in the capital of other companies. On January 2, 2007, Jorge Gerdau Johannpeter retired from the Gerdau Executive Committee and, since then and until April 2015, he served exclusively as a member of the Board of Directors as its President.

• Other activities: Member of the Board of the Instituto Aço Brasil (Brazil Steel Institute) and Board member of Federação das Indústrias de São Paulo — FIESP. Founded of the Gaucho Quality and Productivity Program and Brazil Competitive Movement. He is a member of the International Quality Academy, of the Brazilian Quality Academy and member of the board of the Fundação Nacional da Qualidade (National Quality Foundation). In education and culture areas, heads the Governance Council of the movement “Todos pela Eduação” (All for Education) and member of the Board of Directors of Parceiros Voluntários.

FREDERICO CARLOS GERDAU JOHANNPETER (born in 1942)

• Education: Degree in Business Administration from the Universidade Federal do Rio Grande do Sul (UFRGS) and has a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

• Experience: In May 2015, he became a member of the Advisory Board of Gerdau SA and Metalurgica Gerdau SA. He has worked at Gerdau since 1961. He became an Executive Officer in 1971, and from 1973 to 2002 served as a member of the Board of directors. In 2002, under the new corporate governance structure, he became Vice-Chairman of the Executive Committee of Gerdau SA, a position he held until December 2006. From January 2007 until April 2015, he served as Vice Chairman of the Board of Directors of Gerdau SA, its parent company Metalurgica Gerdau SA and Seiva SA - Florestas e Indústrias.

GERMANO HUGO GERDAU JOHANNPETER (born in 1932)

• Education: Degree in Business Administration from the Fundação Getúlio Vargas.

• Professional experience: In May 2015, he became a member of the Advisory Board of Gerdau SA and Metalúrgica Gerdau SA  He has worked at Gerdau in since 1951. He became an Executive Officer in 1971, and from 1973 to 2015, he served as a member of the Board of Directors. From 2002 until April 2015, he served as Vice-Chairman of the Board of Directors of Gerdau SA, Metalúrgica Gerdau SA and Seiva SA - Florestas e Indústrias.

KLAUS GERDAU JOHANNPETER (born in 1935)

• Education: Degree in Civil, Electrical and Mechanical Engineering for the Universidade Federal do Rio Grande do Sul (UFRGS) in 1958.

• Professional experience: In May 2015,  he became a member of the Advisory Board of Gerdau SA and Metalúrgica Gerdau SA. He has worked for Gerdau since 1954. He became an Executive Officer in 1971 and from 1973 to 2015, he served as a member of the Board of Directors. Until his retirement from the Executive Committee in 2007, he was the main coordinator of the technical development of Gerdau’s industrial operations. From 2002 until April 2015, he served as Vice-Chairman of the Board of Directors of Gerdau SA, Metalúrgica Gerdau SA, and Seiva SA - Florestas e Indústrias. In addition, he has been the Chairman of the Gerdau Institute, the governing body of Gerdau’s social projects, since it was founded in 2005.

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of five members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the board of auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, since April 29, 2015.

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Carlos Roberto Schröder	02/19/1940	Effective	2015
Célio de Melo Almada Neto	06/03/1975	Effective	2015
Tomás Junqueira de Camargo	09/15/1978	Effective	2015

Artur Cesar Brenner Peixoto	09/29/1942	Alternate	2014
Domingos Matias Urroz Lopes	11/26/1937	Alternate	2015
Pedro Floriano Hoerde	07/16/1937	Alternate	2015
Mauricio de Araujo	08/08/1971	Alternate	2015
Adilson Serrano Silva	10/14/1948	Alternate	2015

The Shareholder’s Ordinary Meeting has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

BOLÍVAR CHARNESKI  (born in 1950)

• Education: Degree in Accounting in 1974 and participation in a professional exchange program in Atlanta, USA.

• Experience: He is the founder and partner of Charneski Assessoria e Consultoria since 1988, and since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Fiscal Council member (designated as Financial Expert for SOX purposes) of Gerdau SA since 2011; Fiscal Council member of Grendene SA from 2011 to 2013; He was member of the Coordination Committee of the South Chapter of the Instituto Brasileiro de Governaça Corporativa-IBGC (Brazilian Corporate Governance Institute); Fiscal Council member of Forjas Taurus SA from 1998 to 2007, Fiscal Council member of Plascar Participações Industriais SA. from April to September 2009, Board Member certified by IBGC; He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission; He was director in various administrations of the Instituto dos Auditores Independentes do Brasil IBRACON (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON; Advisory Board Member of family-owned businesses. Author of articles about business and economic scenarios.

GERALDO TOFFANELLO  (born in 1950)

• Education: Degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and Postgraduate education in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS).

• Experience: He started his career at Gerdau in 1970, as tax bookkeeping assistant, promoted later to manager of the Tax Accounting area. He also served as manager of Accounting and Bookkeeping in Sapucaia do Sul. In 1980, he was transferred to Gerdau Açonorte, as the Accountant responsible for the northeast region companies, being promoted to Accounting Manager of this regional office in 1981. In 1983, he returned to Gerdau in Porto Alegre/RS to work at the Accounting department and also at the holding company. In 1984, he was promoted to General Manager of Accounting and Internal Audit, serving in the corporate areas of these two processes. In 1988, he was promoted to Accounting Director and later served as Accounting Director a position he held until retiring in 2012. In 2013, he became a Fiscal Council member of Dimed S.A., member of the Board of Directors of Puras FO and Founding Partner of Empresa Luzes do Mundo Ltda.

CARLOS ROBERTO SCHRODER (born in 1940)

• Education: Degree in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1968.

• Experience: He worked in the following companies: (i) Petróleo Brasileiro SA - PETROBRAS, a listed company whose main activity is the prospecting, extraction, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, as Head of Cost Sector from 1966 to 1971; (ii) Siderúrgica Riograndense SA, from 1971 to 1973 as Assistant at Cost Department, and from 1973 to 1976 as Chief Accountant; (Iii) Metalurgica Gerdau SA, from 1973 to 1976 as Chief Accountant; (Iv) Companhia Siderurgica da Guanabara - Cosigua, former name of Gerdau SA from 1977 to 1981 as Accounting Manager; (v) Gerdau Group and Siderúrgica Laisa SA - Uruguay from 1981 to 1983 as Accounting Manager; (vi) Siderúrgica Riograndense SA and Siderurgica Guaira SA,  from 1983 to 1989 as Administrative and Accounting Director; (vii) Usina Siderúrgica da Bahia SA - Usiba, 1989-1996, as Executive Director; (viii) Siderrúrgica Açonorte  SA, Usina Siderúrgica da Bahia SA - Usiba and Usina Siderúrgica Cearense SA, from 1996 to 1998, as Executive Director.

CÉLIO DE MELO ALMADA NETO (born in 1975)

• Education: Degree in Law and Social Sciences at the Centro Universitário das Faculdades Metropolitanas Unidas and specialization in Civil Procedural Law from the Pontifícia Universidade Católica of São Paulo.

• Experience: Partner of the Law Firm “Melo Almada Advogados Associados”, board member of the company Bombril SA, member of the Supervisory Board of the following companies: Azevedo Travassos S.A. (substitute) and Julio Simões Logística SA (effective).

TOMÁS JUNQUEIRA DE CAMARGO (born in 1978)

• Education: Degree in Law and Social Sciences for the Universidade de São Paulo (USP) and a master’s degree in law at the University of Pennsylvania (USA).

• Experience: Worked in “Machado, Meyer, Sendacz and Opice Advogados”, is currently Counsel at the Office “Camargo Sociedade de Advogados” and a member of the Alumni Association Board.

D. EMPLOYEES

Direct	Brasil	Overseas	Total
2011	23.516	19.304	42.820
2012	22.658	19.211	41.869
2013	22.278	19.337	41.615
2014	20.169	19.892	40.061
2015	16.495	18.650	35.145

Outsourced*	Brasil	Overseas	Total
2011	7.734	3.799	11.186
2012	8.147	3.303	11.450
2013	7.637	4.128	11.765
2014	6.583	4.201	10.784
2015	5.406	3.461	8.867

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2015, the Company employed 35,145 at its industrial units excluding joint ventures. 47% of this total is based in Brazil and the remainder in South America, North America, Europe and India, which have 5,218, 10,284, 2,276 and 872 employees, respectively.

As labor unions in Brazil and other Countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. Gerdau believes that its employee pay and benefits structure is comparable to that of the general market. In North America, 32% of Gerdau employees are unionized.

Gerdau maintains good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

Gerdau maintain good relations with employees. To maintain such good working environment, the company provides  development and training opportunities, team-building programs and transparent management system. Compensation programs are designed to meet employee’s financial interests with those of Gerdau shareholders.

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of January 31, 2016.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Claudio Johannpeter	38,435	0.01	158,858	0.01
André Bier Gerdau Johannpeter	23,885	0.00	348,395	0.03
Richard Chagas Gerdau Johannpeter	—	—	2,250	0.00
Expedito Luz	—	—	18,783	0.00
Affonso Celso Patore	—	—	20,948	0.00
Fernando Fontes Iunes	—	—	324	0.00
Guilherme Chagas Gerdau Johannpeter	—	—	97,246	0.01
Harley Lorentz Scardoelli	—	—	9,571	0.00
Francisco Deppermann Fortes	—	—	40,841	0.00
Manoel Vitor de Mendonça Filho	—	—	81,235	0.01
TOTAL	62,320	0.01	778,451	0.70

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 24 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

The following table shows the remaining vested options, the restricted shares resulted from the stock option conversion and 2013, 2014 and 2015 awards (all Gerdau S.A. preferred shares) to each director and executive officer until January 31, 2015.

	Stock Options				Restricted Share Units				Performance Share Units
Names	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance
Jorge Gerdau Johannpeter	320.386	0	320.386	0	634.776	634.776	0	0	463.850	335.814	128.036	0
Germano H G Johannpeter	191.881	0	191.881	0	544.672	544.672	0	0	226.236	163.847	62.389	0
Klaus Gerdau Johannpeter	191.881	0	191.881	0	544.672	544.672	0	0	226.236	163.847	62.389	0
Frederico C G Johannpeter	281.485	0	281.485	0	607.488	607.488	0	0	391.180	283.216	107.964	0
Claudio Johannpeter	185.976	0	53.208	132.768	284.699	59.344	0	225.355	245.280	0	0	245.280
Affonso Celso Pastore	28.929	0	3.705	25.224	50.729	20.292	0	30.437	48.049	0	653	47.396
Oscar de P Bernardes Neto	28.929	0	28.929	0	36.755	36.755	0	0	48.049	5.814	42.235	0
Andre Bier Johannpeter	231.158	0	55.805	175.353	329.152	60.544	0	268.608	319.861	0	0	319.861
Manoel Vitor de M Filho	43.555	0	3.264	40.291	79.145	15.538	0	63.607	72.408	0	0	72.408
Expedito Luz	41.319	0	3.966	37.353	64.099	13.138	0	50.961	56.229	0	0	56.229
Francisco D Fortes	33.027	0	2.351	30.676	58.735	11.562	0	47.173	53.436	0	0	53.436
Guilherme Gerdau Johannpeter	109.759	12.716	7.415	89.628	96.814	22.358	0	74.456	83.505	0	0	83.505
André Pires de Oliveira Dias	19.236	0	19.236	0	50.361	9.045	41.315	1	49.098	0	49.098	0
Ricardo G Mascheroni	39.365	0	39.365	0	67.453	12.499	54.954	0	65.054	0	65.054	0
Harley Lorentz Scardoelli	16.987	0	1.610	15.377	20.123	4.635	0	15.488	15.356	0	0	15.356
Total	1.763.873	12.716	1.204.487	546.670	3.469.673	2.597.318	96.269	776.086	2.363.827	952.538	517.818	893.471

Note 1: Ricardo Giuzeppe Mascheroni retired on July 1, 2015 and no longer serves the Company.

Note 2: The Vice President André Pires de Oliveira Dias resigned his duties on July 15, 2015.

Note 3: On the date of September 24, 2015 the Board Member Oscar De Paula Bernardes Neto resigned as Independent Board Member function of Gerdau S. A.

Note 4: The Director Harley Lorentz Scardoelli was elected Statutory Director from July 15, 2015. As of September 3, 2015 Harley Lorentz Scardoelli was elected Vice President accumulating the functions of Director of Investor Relations, and in addition, part of the Executive Committee of the Company, with a mandate until April 30, 2016.

Note 5: Dr. Jorge Gerdau Johannpeter as President, Dr. Germano Hugo Gerdau Johannpeter, Dr. Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter as Vice Presidents served as members of the Board of Directors of Gerdau SA until April 30, 2015.

The information of exercise price, grant date, vesting date and expiration date are available in the stock option table in the item 6.B — Compensation.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved the amendment to the Preferred Stock Option Plan,  allowing participants to convert their Stock Options already granted but not yet exercised into “Restricted Shares” in which restriction in this case is the vesting period. Said conversion was based on the fair value of the option calculated by an independent consulting firm. Bloomberg was contracted to perform the equivalence calculation.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of January 31, 2016, Gerdau S.A. had 571,929,945 common shares and 1,114,805,752 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2016, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	439,481,675	76.61	252,841,484	21.86
Banco BTG Pactual S.A.	34,209,522	5.96	—	0.00
BlackRock, Inc.	—	—	58,411,207	5.10
Members of the board of directors and executive officers as a group (10 members)	62,320	0.01	778,451	0.70

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 76.61% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2016 there were 380,915,170 ADRs outstanding, representing 33.2% of Gerdau S.A. preferred shares and the number of record holders were 39.

B. RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations and (iii) the payment of guarantees to some controlling companies. See Note 18 to the Consolidated Financial Statements (Related Party Transactions) for further information.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

	INTRA-GROUP AGREEMENTS		Original Amount				Outstanding Amount
Item	Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2015	Largest amount during the period covered
1	Guarantee for company Sidertul, AS de CV and GTL Mexico, AS de CV with BBVA for financing working capital in the amount of up to US$80 million.	Subsidiary	212,496	11/21/13	01/2016	Settlement of the agreement	82,832	187,032
2	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a financing working capital with Citibank in the amount of up to US$20 million.	Subsidiary	53,124	12/24/14	01/2016	Settlement of the agreement	26,417	26,417
3	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with Scotiabank in the amount of up to MXN 1,430,000,000.00, equivalent to US$110 million on the agreement’s date.	Jointly-controlled entity	250,470	08/12/14	02/2016	Settlement of the agreement	324,521	335,448
4	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with HSBC in the amount of up to MXN 1,320,000,000.00, equivalent to US$100 million on the agreement’s date.	Jointly-controlled entity	223,130	09/03/14	02/2016	Settlement of the agreement	299,557	309,645
5	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a global credit line for financing working capital in the amount of up to US$255 million.	Jointly-controlled entity	953,675	11/27/15	02/2016	Settlement of the agreement	995,724	995,724
6	Guarantee for company Empresa Siderurgica Del Peru S.A.A. in a loan with Banco Safra in the amount of up to US$75,000.00 on the agreement’s date.	Subsidiary	90,986	09/17/12	04/2016	Settlement of the agreement	29,286	60,150
7	Guarantee for Gerdau Aços Longos S.A. in an electricity purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the current value of up to R$35.4 million.	Subsidiary	30,889	05/04/15	05/2016	Settlement of the agreement	35,405	35,405
8	Guarantee for company Siderurgica Zuliana, C.A., in a loan with Citibank in the amount of up to US$30 million on the agreement’s date.	Subsidiary	12,132	06/15/15	06/2016	Settlement of the agreement	117,144	119,187
9	Guarantee for company Gerdau Corsa S.AP.I de C.V. and Sidertul, in a loan with HSBC in the amount of up to MXN 2,802,168,000.00, equivalent to US$180 million on the agreement’s date.	Jointly-controlled entity	333,013	06/26/14	06/2016	Settlement of the agreement	468,446	684,809
10	Guarantee for company Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$900 million on the agreement’s date.	Subsidiary	900,000	12/16/15	07/2016	Settlement of the agreement	7,167	23,522
11	Guarantee for company DIACO S.A., in a loan with JPMorgan in the amount of up to COP 75,168,000,000.00 equivalent to US$40 million on the agreement’s date.	Subsidiary	92,996	10/22/13	10/2016	Settlement of the agreement	93,195	100,098
12	Guarantee for company Comercial Gerdau Bolivia in a global credit line for financing working capital in the amount of up to US$4 million.	Subsidiary	15,075	11/04/15	11/2016	Settlement of the agreement	15,619	15,619
13	Guarantee for company Coquecol S.A.C.I., co-borrower of a global credit line for financing working capital in the amount of up to US$11 million	Subsidiary	41,456	11/04/15	11/2016	Settlement of the agreement	42,953	42,953
14	Guarantee for company DIACO S.A., co-borrower of a global credit line for financing working capital in the amount of up to US$95 million.	Subsidiary	358,027	11/04/15	11/2016	Settlement of the agreement	370,956	370,956
15	Guarantee for Gerdau Aços Longos S.A. in an electricity purchase and sale agreement with Copel Geração e Transmissão S.A., in the current value of up to R$2,413,085.66.	Subsidiary	2,413	11/14/14	12/2016	Settlement of the agreement	2,413	2,413
16	Guarantee for Gerdau Aços Longos S.A. in an electricity purchase and sale agreement with Companhia energética de São Paulo, CESP, in the current value of up to R$6,494,845.68.	Subsidiary	6,495	12/14/15	12/2016	Settlement of the agreement	6,495	6,495
17	Guarantee for Gerdau Aços Longos S.A. in an electricity purchase and sale agreement with Tractebel Energia Comercializadora Ltda., in the current value of up to R$11,119,593.60.	Subsidiary	11,120	11/13/14	12/2016	Settlement of the agreement	11,120	11,120
18	Guarantee for Diaco S.A. in a financing granted by Banco BBVA Colômbia of up to US$40 million on the agreement’s date. No remuneration.	Subsidiary	55,832	05/03/15	06/2017	Settlement of the agreement	19,367	93,608
19	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Citibank in the amount of up to ARS 50,000,000.00 equivalent to US$6,2 million.	Subsidiary	15,154	06/27/14	06/2017	Settlement of the agreement	10,065	18,182
20	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with HSBC in the amount of US$25 million.	Subsidiary	58,565	12/19/13	08/2017	Settlement of the agreement	97,620	99,323
21	Co-guarantee for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$1,5 billion. No remuneration.	Subsidiary	1,744,000	10/22/07	10/2017	Settlement of the agreement	3,379,741	3,458,632
22	Guarantee for company Empresa Siderurgica del Peru S.A.A., in a loan with Tokyo Bank in the amount of up to US$100 milion on the agreement’s date.	Subsidiary	242,630	03/30/15	03/2018	Settlement of the agreement	390,480	397,290
23	Guarantee for company Diaco S.A., in a loan with Citibank in the amount of up to US$40 million on the agreement’s date.	Subsidiary	137,700	08/03/15	08/2018	Settlement of the agreement	143,175	153,779
24	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Banco de la Nación in the amount of US$105 million.	Subsidiary	229,808	10/04/13	09/2018	Settlement of the agreement	410,004	417,155
25	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with Tokyo Bank in the amount of INR 2,505,600,000.00 equivalent to US$40 million on the agreement’s date.	Subsidiary	92,996	09/06/13	09/2018	Settlement of the agreement	156,192	158,916
26	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with Citibank in the amount of up to INR 3,000,000,000.00, equivalet to US$50 million on the agreement’s date.	Subsidiary	143,910	02/03/15	02/2019	Settlement of the agreement	177,142	182,020
27	The Company is the guarantor of Gerdau Corsa S.A.P.I. de C.V. in a loan with Sumitomo in the amount of MXN 990,750,000,000.00 equivalent to US$75 million on the agreement’s date.	Jointly-controlled entity	176,145	03/13/14	03/2019	Settlement of the agreement	224,838	232,409
28	The Company is the guarantor of subsidiary Coquecol S.A.C.I., co-borrower of a loan with Riverport-Mizuho in the amount of up to US$15 million.	Subsidiary	59,594	04/01/14	04/2019	Settlement of the agreement	58,572	59,594
29	Guarantee for Sipar Aceros S.A. in a financing granted by BBVA in the amount of US$34 million, equivalents to ARS.	Subsidiary	83,241	10/30/14	09/2019	Settlement of the agreement	86,642	126,499
30	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$1,25 billion. No remuneration.	Subsidiary	2,188,125	11/24/09	01/2020	Settlement of the agreement	2,364,520	2,497,377

31	Guarantee for company Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$776,616,380.00 on the agreement’s date.	Subsidiary	776,616	12/04/12	01/2020	Settlement of the agreement	449,809	481,526
32	Guarantee for company Gerdau Açominas S.A. in a loan with NCE Banco do Brasil in the amount of up to R$430 million on the agreement’s date.	Subsidiary	430,000	03/19/14	02/2020	Settlement of the agreement	430,000	430,000
33	Guarantee for company Gerdau Aços Especiais S.A. in a loan with NCE Banco do Brasil in the amount of up to R$70 million on the agreement’s date.	Subsidiary	70,000	03/19/14	02/2020	Settlement of the agreement	70,000	70,000
34	Gerdau S.A. usually trades its own debentures for the parent owners. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	06/2020	Maturity	73,485	590,810
35	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	06/2020	Maturity	362,129	362,129
36	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Especiais S.A.. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	06/2020	Maturity	112,413	112,413
37	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$660 million.	Subsidiary	660,000	09/24/13	08/2020	Settlement of the agreement	610,000	660,000
38	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing working capital with Citibank in the amount of R$656,200,000.00 for a period of 5 years.	Subsidiary	656,200	10/30/15	10/2020	Settlement of the agreement	656,200	656,200
39	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with BBVA in the amount of US$150 million equivalent to MXN.	Jointly-controlled entity	580,665	12/14/15	12/2020	Settlement of the agreement	567,344	567,344
40	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Banco Patagônia in the amount of US$21,023,641.08 equivalent in ARS.	Subsidiary	81,575	10/30/15	12/2020	Settlement of the agreement	50,973	50,973
41	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in September/2010 in an amount of up to US$1,25 billion	Subsidiary	2,117,750	10/01/10	01/2021	Settlement of the agreement	4,441,222	4,713,846
42	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$291,959 thousand. No remuneration.	Subsidiary	437,387	06/16/11	02/2021	Settlement of the agreement	687,548	687,548
43	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$750,000,000.00.	Subsidiary	1,501,275	04/15/13	04/2023	Settlement of the agreement	2,341,060	2,381,889
44	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$1,165,629,000.00. No remuneration.	Subsidiary	2,606,346	04/10/14	04/2024	Settlement of the agreement	4,289,681	4,444,598
45	Guarantee for company Gerdau Aços Longos S.A. in a loan with BNDES in the amount of up to R$543,413,000.00 on the agreement’s date.	Subsidiary	413,264	07/08/08	10/2024	Settlement of the agreement	340,807	374,821
46	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/09	12/2030	Settlement of the agreement	12,216	12,398
47	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$51 million.	Subsidiary	103,596	10/18/12	10/2037	Settlement of the agreement	199,145	202,618
48	Co-guarantee for GTL Trade Finance Inc. in the 30-years Bond issued in April/2014 in an amount of US$500 million. No remuneration.	Subsidiary	1,118,000	04/16/14	04/2044	Settlement of the agreement	1,952,400	1,986,450
49	Guarantee received from the company Indac Ind. Adm. E Com. S.A. for debentures from the7°, 8°, 9° and 11° issuances, with no restriction of amounts and dates. Remuneration rate of 0.95% on the due amount.	Parent company	—	—	Undetermined	Maturity	182,678	182,678
50	Current account (liability balance) with Metalúrgica Gerdau S.A.. Pays the monthly variation of the CDI.	Parent company	—	12/01/15	Undetermined	No maturity	26	566
51	Current account (liability balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/05	Undetermined	No maturity	5,640	5,640
52	Current account (asset) with Gerdau Aços Especiais S.A. Pays the monthly variation of the CDI.	Subsidiary	—	12/01/14	Undetermined	No maturity	605	1,515
53	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/10	Undetermined	No maturity	7,432,136	7,552,061
54	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais Brasil, Gerdau Açominas, Gerdau Aços Especiais Europa Gerdau AZA S.A., Sidenor Villares Rolling Mill Rolls SL and Villares Corporation of America). Sales in the period amounted to R$22,877	Subsidiaries	—	—	Undetermined	Maturity	61,781	61,781
55	Gerdau S.A. has accounts payable derived from purchases to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais Brasil, Gerdau Açominas S.A. and Gerdau Aços Especiais Europa). Purchases in the period amounted 7.874.	Subsidiaries	—	—	Undetermined	Maturity	3,090	14,929
56	Guarantee for company Gerdau Steel India Ltd., with BOFA in a working capital loan in the amount of up to US$15 million, equivalents to INR.	Subsidiary	32,732	10/11/13	Undetermined	Settlement of the agreement	46,392	46,392
57	Guarantee for company Gerdau Steel India Ltd., with JPMorgan in a working capital loan in the amount of US$25 million, equivalents to INR.	Subsidiary	56,065	11/04/13	Undetermined	Settlement of the agreement	42,623	48,905
58	Renting agreement of commercial room of area of 840 m2 of buuilding placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$57 thousand	Subsidiary	50	01/01/13	Undetermined	Maturity	57	74

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2015.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 17 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2015, 2014 and 2013 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2015	2014	2013	2015	2014	2013
Tax	1,569,802	1,308,087	1,057,697	1,521,206	1,286,651	1,093,517
Labor	287,613	228,475	214,501	82,005	66,608	57,456
Other	47,315	39,793	22,400	100,156	77,606	4,434

Tax Provisions

Part of these provisions correspond to tax matters. The most significant provisions of contingencies are related to:

• R$ 27 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 37 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ) and Income Tax (“Imposto de Renda Pessoa Jurídica — IRPJ).

• R$ 35 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), and the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the judicial deposit made will be used to settle the provision. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 1.424 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS)  credits, (ii) taxation of those Contributions over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contributions.

• R$ 48 million related to other taxes, discussed in cases, for which the probability of loss is more likely than not.

Considering the opinion of our legal advisors and the assessment by management, the likelihood of loss in connection with the lawsuits and proceedings listed below is deemed possible (but not likely), and, according to the accounting principles currently in force, no accounting reserves were made in connection with said proceedings.

•  The Company and its subsidiary, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) — state VAT —  discussions, which essentially relate to tax credit and rate differences, and aggregately amount to R$ 1,128 million.

• The Company and its subsidiaries, Gerdau Açominas S.A.; Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 441 million.

• Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax. Said proceedings relate to profits generated abroad and currently amount to R$ 1,447 million, of which (i) R$ 1,312 million correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., whose voluntary appeals were partially granted in CARF’s lower court and are subject to special appeals currently pending in CARF’s higher court; and (ii) R$ 135 million correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal is still pending in CARF’s lower court. The amounts which are not subject to special appeal pending judgment of Gerdau Internacional Empreendimentos Ltda were referred for collection by the Federal Revenue Service Bureau and will be subject to judicial litigation by the Company.

•  Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 3,666 million, of which (i) R$ 1,263 million correspond to three proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., whose voluntary appeals were granted in 2012 and are subject to appeals filed by the Special Prosecutor of the National Treasury, currently pending in CARF’s higher court; (ii) R$ 1,882 million correspond to a proceeding involving Gerdau Aços Longos S.A., whose voluntary appeal was dismissed by CARF’s lower court in 2014 and is subject to a special appeal currently pending in CARF’s higher court; (iii) R$ 421 million correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower court; (iv) R$ 100 million correspond to a proceeding involving Gerdau Aços Especiais S.A., the decision of which is currently pending in the Federal Revenue Service Bureau.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2015 of R$ 288 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2015, totaling R$ 82 million.

Other Provisions

The Company is also defending civil proceedings related to other provisions arising from the normal course of its operations. Such provisions for these claims amount as of December 31, 2015 to R$ 47 million. On the same date, judicial deposits related to these provisions amount to R$ 100 million. Other contingent liabilities for which chances of loss are not more likely than not, involving uncertainties as to their occurrence (and therefore, not included in the provision for contingencies), are comprised of:

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

The Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. A judgment in the first degree was given, dismissing the action. The proceeding is in the appeal stage. If the Company is successful in this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August 30, 2006 to suspend the effect of the CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (R$ 245 million). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after it was contested by CADE. On August 1, 2013, the Judicial Accounting (“Contadoria Judicial”) updated the fine amount to R$ 417.8 million. A judgment in the first degree was given, dismissing the action. The proceeding is in the appeal stage.

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

Other Civil Litigation

The Company is involved as a defendant, either directly or through its affiliates, in other disputes for which chances of loss are not more likely than not. The aggregate amount involved in such disputes is R$ 170.9 million.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2015, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 628.2 million or 3.3 % of total paid-in capital of R$ 19,249.1 million.

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

B. SIGNIFICANT CHANGES

Board of Directors, Executive Committee and Board of Auditors.

Since September 24, 2015, Oscar de Paula Bernardes is no longer a member of the Board of Directors of the Company.

On September 24, 2015, Fernando Fontes Iunes was elected a member of the Board of Directors of the Company.

On April 29, 2015, Expedito Luz was elected a member of the Board of Directors of the Company and since May 5, 2015 is no longer an Officer of the Company.

Since July 1, 2015, Ricardo Giuzeppe Mascheroni is no longer an Officer of the Company and member of any Committee.

Since July 15, 2015, André Pires de Oliveira Dias is no longer an Officer of the Company and member of any Committee.

Buyback Program

On January 19, 2015, the Board of Directors authorized the Company to acquire shares of its own issuance, within a period of up to 3 months from the date of the authorization, respecting the limit of 30,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB). 19,923,200 preferred shares were acquired for the total of R$ 186.0 million. This authorization has the purpose to attend the (i) Long-Term Incentive Plan of the Company and its subsidiaries, (ii) keeping in Treasury, (iii) cancelling or (iv) further selling in the market.

ITEM 9.                THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Information

Preferred Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. preferred stock (GGBR4) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2011	23.47	10.49	14.00	6.53
2012	20.35	14.16	10.37	7.51
2013	19.07	11.74	9.35	5.23
2014	17.92	8.12	7.47	3.02
2015	10.94	4.53	3.75	1.16

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2014
1Q	17.89	13.45	7.47	5.73
2Q	14.43	12.82	8.13	5.13
3Q	14.04	11.72	6.31	4.77
4Q	11.93	8.12	4.94	3.02
2015
1Q	10.94	8.44	3.75	3.01
2Q	10.43	7.36	3.47	2.37
3Q	7.05	4.54	2.25	1.27
4Q	6.66	4.64	1.77	1.16

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2015
January	10.11	8.44	3.75	3.10
February	10.01	9.16	3.57	3.35
March	10.94	9.55	3.45	3.01
April	10.30	9.04	3.47	2.95
May	10.43	8.52	3.41	2.68
June	8.90	7.36	2.84	2.37
July	7.05	5.51	2.25	1.64
August	6.14	4.54	1.76	1.27
September	6.67	5.43	1.74	1.37
October	6.66	5.39	1.77	1.35
November	6.25	5.04	1.67	1.32
December	6.02	4.64	1.61	1.16
2016
January	4.54	3.28	1.12	0.80
February	4.22	3.49	1.07	0.87
March, 28	6.22	3.60	1.74	0.91

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2011	14.22	6.53
2012	10.43	7.49
2013	9.51	5.32
2014	7.51	2.99
2015	3.72	1.17

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2014
1Q	7.51	5.74
2Q	6.50	5.83
3Q	6.31	4.78
4Q	4.91	2.99
2015
1Q	3.72	2.99
2Q	3.55	2.37
3Q	2.37	1.28
4Q	1.78	1.17

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2015
January	3.72	3.13
February	3.62	3.36
March	3.45	2.99
April	3.55	2.98
May	3.44	2.72
June	2.84	2.37
July	2.25	1.66
August	1.76	1.28
September	1.72	1.36
October	1.78	1.37
November	1.68	1.36
December	1.58	1.17
2016
January	1.15	0.80
February	1.14	0.87
March, 28	1.72	0.91

Source: Bloomberg

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2011	17.43	8.91	10.39	5.36
2012	16.24	12.01	8.42	6.25
2013	16.63	10.75	8.19	4.81
2014	14.73	7.00	6.22	2.60
2015	8.27	3.35	3.05	0.83

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2014
1Q	14.73	10.80	6.22	4.58
2Q	11.61	10.24	5.25	4.63
3Q	11.36	9.98	5.10	4.06
4Q	10.29	7.00	4.25	2.60
2015
1Q	8.27	6.85	3.05	2.27
2Q	7.89	5.92	2.60	1.90
3Q	5.80	3.95	1.85	1.10
4Q	5.11	3.35	1.36	0.83

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2015
January	8.21	6.85	3.05	2.60
February	8.22	7.45	2.89	2.68
March	8.27	7.32	2.72	2.27
April	7.59	6.87	2.55	2.24
May	7.89	7.05	2.60	2.22
June	7.15	5.92	2.29	1.90
July	5.80	4.59	1.85	1.36
August	5.04	3.95	1.43	1.11
September	5.43	4.38	1.42	1.10
October	5.11	4.00	1.36	1.04
November	4.50	3.91	1.21	1.02
December	4.22	3.35	1.13	0.83
2016
January	3.33	2.48	0.82	0.60
February	3.29	2.70	0.84	0.68
March, 28	4.55	2.76	1.27	0.70

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law N. 4,131/62 and CMN (Conselho Monetário Nacional) Resolution N. 3,844/10 or as a portfolio investment under CMN Resolution N. 4,373/14 and CVM Instruction N. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction N. 1,470, of May10, 2014, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

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

There are no restrictions on ownership of the Company’s shares by individuals or legal entities domiciled outside Brazil. With certain limited exceptions, under CMN Resolution N. 4,373/14 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized over-the counter markets. Investments and remittances outside of Brazil of gains, dividends, profits or other payments for common and preferred shares are made through the exchange market. See “Exchange Controls” for further information regarding non-Brazilian holders who qualify under CMN Resolution N. 4,373/14.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day.  In 2015, 1.4 billion ADRs were traded, a figure 3.1% lower than in 2014, representing a trading volume of $3.5 billion, equivalent to a daily average of $13.9 million.

On February 4, 2016, Gerdau received a notice from the New York Stock Exchange that the average closing trading price of its ADRs was below $1.00 over a consecutive 30 trading-day period, which is below the New York Stock Exchange’s listing criteria. Gerdau has six months from the date it received such notice to regain compliance with the listing criteria. During this period, Gerdau’s ADRs will continue to be listed and traded on the New York Stock Exchange, subject to compliance with other continued listing requirements. The Company has been working on a number of initiatives to unlock short term value, and it believes these initiatives will raise the average share price above $1.00 during the cure period. However, if the share price does not recover during the cure period, management will propose that the Board of Directors adjust the GGBR4:GGB ratio from 1:1 to 3:1 or 4:1 before the end of the cure period.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2015, a total of 867 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 8.3% higher than in 2014, representing a trading volume of $1.9 million, equivalent to a daily average of $10 thousand.

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

The last amendment of the Company By-laws was made on April 29, 2015, as follows:

•                  Section 1, § 2: As the securities issued by the Company are admitted to trading on the over-the-counter markets organized by BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its managers and shareholders must comply with the provisions in the Regulation for Issuer Listing and for Admission to Trading of Securities, including the rules related to withdrawal and exclusion of trading of securities admitted to trading on the over-the-counter markets organized by BM&FBOVESPA.

•                  Section 4, § 6, “a”: Right to participate proportionally in the mandatory dividends, corresponding to, at least, thirty percent (30%) of the net income for the year, calculated in accordance with § 4º Article 20 herein; and

•                  Section 5, § 2: The compensation of the members of the Board of Directors and Executive Committee will be fixed by the Shareholders Meeting, and may be approved as an individual or an overall amount, in which case the Board of Directors will be responsible for deciding on its allocation.

•                  Section 14 — The Company will have an Advisory Board to be elected by the Board of Directors and composed of up to four (4) members, one (1) of whom shall act as Chairman and the others as members without a specific title.

§ 1 — When the Advisory Board is installed, its members shall serve a fixed term determined by the Board of Directors.

§ 2º — The Advisory Board will be responsible for issuing an opinion on the matters submitted thereto by the Board of Directors.

§ 3º — The recommendations and opinion reports will be issued by the Advisory Board after approval by the majority of its members. In case of tie, the Chairman will have the casting vote.

§ 4º — The compensation of the Advisory Board members will be determined by the Board of Directors, within the amounts approved by the Shareholders’ Meeting related to management compensation.

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

Bonds -  The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010, 2013 and 2014, the issuance of bonds each with maturity of 10 and 30 years (collectively “Ten/Thirty Years Bond”). The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2014, the outstanding balance of these bonds was R$ 18.8 billion.

GGWCF - In September 2015, the Company prepaid and cancelled the Global Working Capital Facility in October 2015, the Company entered into a new senior unsecured working capital facility in the amount of US$ 1 billion.  The new global line is divided into two tranches, US$ 250 million for Gerdau’s North American subsidiaries and US$ 750 million for Gerdau’s Latin American and Spanish subsidiaries. The outstanding loans under this line totaled US$ 355 million (R$ 1.4 billion as of December 31, 2015).

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2015 the outstanding amount was R$ 881.8 million.

In December 2012 the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project. The funds are provided as the subsidiary carries out its own investment plans and submit to BNDES the evidences of completion. The outstanding balance of this transaction was R$449.8 million as of December 31, 2015.

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the BOVESPA. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of CMN Resolution N. 1,289/87 (“Annex IV Regulations”). Currently, this mechanism is regulated by CMN Resolution N. 4,373/14.

CMN Resolution N. 4,373/14, which took effect on March 30, 2014, establishes rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial asset and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

Pursuant to CMN Resolution N. 4,373/14, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. CMN Resolution N. 4,373/14 prohibits the offshore transfer or assignment of title to the securities.

Pursuant to CMN Resolution N. 4,373/14, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) obtain registration as a foreign investor with the CVM; (iii) appoint an authorized custodian in Brazil for its investment and (iv) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to CMN Resolution N. 4,373/14 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading are restricted to transactions carried out on exchanges or organized over-the-counter markets licensed by the CVM. All investments made by a foreign investor under CMN Resolution N. 4,373/14 will be subject to electronic registration with the Central Bank.

CMN Resolution N. 4,373/14, that revoked CMN Resolution N. 1,927/92 of the National Monetary Council (which was the Amended and Restated Annex V to CMN Resolution N. 1,289/87), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADRs have been approved under the applicable law by the Central Bank and the CVM, the proceeds from the sale of the ADRs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADRs will be subject to a specific tax treatment. According to CMN Resolution N. 4,373/14, are subject to concurrent exchange operations or international transfers in Brazilian Reais, without effective delivery of resources and whether prior authorization of the Central Bank of Brazil, the application of non-resident investor through the mechanism of Depositary Receipts may be transferred to other foreign investments mechanisms, with due regard to the conditions set forth by the Central Bank and by the CVM.

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

ITEM 10.              ADDITIONAL INFORMATION

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

Income tax

Dividends

Dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, preferred shares or ADRs, are currently exempt from income tax in Brazil, as provided by art. 10 of Federal Law no. 9,249, of December 26, 1995.

Interest Attributable to Shareholders’ Equity

As from the enactment of Federal Law no. 9,249/95, a Brazilian corporation, such as our company, is allowed to make distributions to shareholders of interest on shareholders’ equity and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed.

For tax purposes, this interest is currently limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo — “TJLP”), as determined by the Brazilian Central Bank from time to time, and the amount of the deduction could not exceed the greater of:

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

Such payments of interest on shareholders’ equity made to a Non-Resident Holder are generally subject to withholding income tax at the rate of 15%, being such rate increased to 25% if the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction (please refer to “—Tax Favorable Jurisdictions” for a definition of this concept).

Provisional Measure (“PM”) no. 694, of September 30, 2015, was set to promote two changes with regard to the rules above: (i) the limitation on the amount of interest on shareholders’ equity to be paid would be set at the lesser of daily pro rata variation of said TJLP rate or 5% per annum; and (ii) the general withholding income tax rate applicable to payments made to a Non-Resident Holder would be increased from 15% to 18% (the 25% rate remaining applicable to payments made to a Non-Resident Holder resident or domiciled in a Tax Favorable Jurisdiction). Said PM, however, was not timely converted into law by Congress, so the proposed changes did not become effective, and the tax rules described in the previous paragraphs remain applicable. Notwithstanding, the Federal Government may enact a new PM to readdress the issue in the coming months.

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

With respect to a disposition of common or preferred shares, as these are assets considered to be located in Brazil, the Non-

Resident Holder will be subject to withholding income tax on the realized gains, according to the rules described below.

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

In general, gains realized on the disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank.

The rules related to whether or not withholding income tax must be levied on such gains will vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment that must be made by the Non-Resident Holder before the Brazilian Central Bank, and how the disposition is carried out.

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange are:

•                  exempt from income tax when assessed by a Non-Resident Holder that (1) has invested in Brazil under the rules set forth by the Brazilian Central Bank —  “Qualified Portfolio Investor” (in particular the National Monetary Council Resolution no. 2,689, of January 26, 2000, in force until March 30, 2015, and Resolution no. 4,373, of September 29, 2014, which replaced Resolution no. 2,689/00 as from March 31, 2015) and (2) is not domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept; or

•                  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a Qualified Portfolio Investor, and of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized by a Non-Resident Holder on a disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals, which is currently set at 15%. In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the rate is increased to 25% (please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept).

PM no. 692, of September 22, 2015, was set to render capital gains realized by resident individuals no longer taxable at the fixed rate of 15%, but rather taxable at progressive rates that varied from 15% to 30%, depending upon the amount of gain realized on the transaction. While under discussion in Congress, such PM was amended and the range of progressive rates was reduced from 15% to 22.5% (15% on gains realized up to R$ 5 million; 17.5% on gains exceeding R$ 5 million but not R$ 10 million; 20% on gains exceeding R$ 10 million but not R$ 30 million; and 22.5% on gains exceeding R$ 30 million). Said new rates are expected to be sanctioned and set forth by law in the first semester of 2016, but it is still unclear when they will enter into force. Assuming such increase will be approved as proposed, it shall also become applicable on the disposition of common or preferred shares (or ADRs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange. Such increase, however, shall have no impact as regards transactions carried out (i) on the Brazilian stock exchange, as well as (ii) by a Non-Resident Holder resident or domiciled in a Tax Favorable Jurisdiction (whether or not on the Brazilian stock exchange).

Gains related to transactions carried out outside the Brazilian stock exchanges, but on a Brazilian non-organized over-the-counter market with intermediation, are also subject to the withholding income tax of 0.005%, which can be offset against income tax due on any capital gain realized on the transaction.

In the event of a redemption of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the respective common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore will be subject to income tax at a rates described in the previous paragraphs.

Any exercise of preemptive rights relating to the common or preferred shares or ADRs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to common shares, preferred shares or ADRs will be subject to Brazilian income tax according to the same rules described above.

A Non-Resident Holder of ADRs may cancel such ADRs and exchange them for common or preferred shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment before the Brazilian Central Bank, and as long as ADRs are not deemed “assets located in Brazil”.

The deposit of common or preferred shares by a Non-Resident Holder in exchange for ADRs may trigger Brazilian income tax on the capital gain presumably realized, currently at a rate of 15%, or 25% in the case of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. Please refer to the paragraphs above for a discussion on the potential future increase in the taxation of capital gains to be established by PM no. 692/15. There are grounds to sustain, however, that such transaction should not trigger Brazilian income tax, provided that the appropriate rules are complied with in connection with the registration of the transaction before the Brazilian Central Bank.

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

Taxation of Distributions

U.S. holders

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on a Preferred Share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles (regardless of whether it is considered a dividend for Brazilian income tax purposes). If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred Share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on a Preferred Share generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2015 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2015 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Foreign Exchange Rate Risk

This risk is related to the possibility of fluctuations in exchange rates affecting the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company assesses its exposure to such risk by measuring the difference between the value of its assets and the value of its liabilities in foreign currency. The Company understands that its receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Foreign currency sensitivity analysis: as of December 31, 2015, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 217.492 thousands and R$ 114.735 thousands after the effects of changes in the net investment hedge described in note 15.g, as of December 31, 2015 (R$ 185.571 thousands and R$ 107.659 thousands of December 31, 2014, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

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

Interest rate sensitivity analysis: the interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 99,147 thousands as of December 31, 2015 (R$ 91,736 thousands as of December 31, 2014) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the year ended on December 31, 2015, totals R$ 435,812 thousands (R$ 425,463 thousands as of December 31, 2014) and the variation in the price of raw materials and other inputs totals R$ 271,264 thousands as of December 31, 2015 (R$ 249,120 thousands as of December 31, 2014). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2015, the depositary reimbursed the Company in the amount of US$ 1.2 million.

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2015, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective at the reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Andre Bier Gerdau Johannpeter, the Chief Financial Officer and Executive Vice President, Harley Lorentz Scardoelli, the Legal General Manager, Andre Areno, the Accounting Director Clemir Uhlein and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no changes in our internal controls over Financial Reporting during the fiscal year 2015, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2015, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2015.

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

ITEM 16B.           CODE OF ETHICS

In 2011, Gerdau S.A. integrated its three previous codes - Gerdau Ethical Guidelines, Gerdau Ameristeel’s Code of Ethics and Business Conduct and Gerdau Ameristeel Code of Ethics for Senior Executives — into one single Code of Ethics applicable to all of Gerdau’s business units around the world and periodically revised to improve suitability, adequacy and effectiveness as appropriate.

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

The code instructs all employees to follow a number of steps when reporting suspected breaches or violations with no fear of demotion, reprisal or retaliation. The company has implemented an Ethics Helpline to which all employees may refer in the case of any violations of the code, assuring confidentiality, anonymity and two-way communication for any needed follow-up.

The purpose and the contents of the current Code of Ethics have been made public to all employees and board of directors and have been the object of periodically in-company training.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers for the year ended December 31, 2015 and 2014:

	2015	2014
Audit fees	13,673	12,876
Audit-related fees	1,720	2,019
All other fees	787	3,254
Total	16,180	18,149

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

Other fees are mainly related to services provided to subsidiaries relating to tax compliance and tax services. The Company included as other fees in 2014 a service agreement, dated February 17, 2014, between its subsidiary Gerdau Aços Longos S.A. and Strategy&, formerly Booz & Company, a company acquired on April 1, 2014 by PwC. The agreement had an approximate duration of 4 months and the services consisted of project consulting. The fees under said agreement amounted to R$ 2.8 million in 2014. Given the impartiality, objectiveness and independence demonstrated by the independent auditor with regard to its activities and to the subject-matter of the service agreement between Gerdau Aços Longos S.A. and Strategy&, the Board of Directors of Gerdau S.A. evaluated the merits of the potential conflict of interest in a meeting held on June 6, 2014, and, after considering the matter, decided that there was no reason to terminate the agreement.

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

On January 19, 2015, the Board of Directors authorized the Company to acquire up to 30,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB) until April 17, 2015. This share acquisition was authorized pursuant to the Long-Term Incentive Plan of the Company and its subsidiaries. The Company purchased 19,613,200 preferred shares (GGBR4) and 310,000 American Depositary Receipts — ADRs (GGB). The acquisition was funded with retained earnings.

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

ITEM 19.              FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

(b)   List of Exhibits

1.01	Bylaws of Gerdau S.A.*******

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

2.(a)(2)	Deposit Agreement dated July 1, 2013, among the Company, the JPMORGAN CHASE BANK, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. *

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

GERDAU S.A.

	By:	/s/ André Bier Gerdau Johannpeter
	Name:	André Bier Johannpeter
	Title:	Chief Executive Officer

	By:	/s/ Harley Lorentz Scardoelli
	Name:	Harley Lorentz Scardoelli
Dated: March 30, 2016	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2015 and 2014

and for each of the three years in the period

ended December 31, 2015

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

March 30, 2016

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2015 and 2014

In thousands of Brazilian reais (R$)

	Note	2015	2014
CURRENT ASSETS
Cash and cash equivalents	4	5,648,080	3,049,971
Short-term investments
Held for Trading	4	1,270,760	2,798,834
Trade accounts receivable - net	5	4,587,426	4,438,676
Inventories	6	8,781,113	8,866,888
Tax credits	7	673,155	686,958
Income and social contribution taxes recoverable		724,843	468,309
Unrealized gains on financial instruments	15	37,981	41,751
Other current assets		454,140	331,352
		22,177,498	20,682,739

NON-CURRENT ASSETS
Tax credits	7	77,990	78,412
Deferred income taxes	8	4,307,462	2,567,189
Unrealized gains on financial instruments	15	5,620	—
Related parties	18	54,402	80,920
Judicial deposits	17	1,703,367	1,430,865
Other non-current assets		490,583	375,732
Prepaid pension cost	19	140,388	196,799
Investments in associates and jointly-controlled entities	9	1,392,882	1,394,383
Goodwill	11	14,653,026	12,556,404
Other Intangibles	12	1,835,761	1,547,098
Property, plant and equipment, net	10	23,255,730	22,131,789
		47,917,211	42,359,591

TOTAL ASSETS		70,094,709	63,042,330

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2015 and 2014

In thousands of  Brazilian reais (R$)

	Note	2015	2014
CURRENT LIABILITIES
Trade accounts payable		3,629,788	3,236,356
Short-term debt	13	2,387,237	2,037,869
Taxes payable	16	349,674	405,490
Income and social contribution taxes payable		140,449	388,920
Payroll and related liabilities		480,430	668,699
Dividends payable	22	—	119,318
Employee benefits	19	18,535	34,218
Environmental liabilities	20	27,736	23,025
Other current liabilities		829,182	858,901
		7,863,031	7,772,796

NON-CURRENT LIABILITIES
Long-term debt	13	23,826,758	17,148,580
Debentures	14	246,862	335,036
Related parties	18	896	—
Deferred income taxes	8	914,475	944,546
Unrealized losses on financial instruments	15	—	8,999
Provision for tax, civil and labor liabilities	17	1,904,730	1,576,355
Environmental liabilities	20	136,070	93,396
Employee benefits	19	1,687,486	1,272,631
Obligations with FIDC	21	853,252	—
Other non-current liabilities		690,766	635,457
		30,261,295	22,015,000

EQUITY	22
Capital		19,249,181	19,249,181
Treasury stocks		(383,363)	(233,142)
Capital reserves		11,597	11,597
Retained earnings		6,908,059	11,714,804
Operations with non-controlling interests		(2,877,488)	(1,732,962)
Other reserves		8,777,815	3,191,431
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		31,685,801	32,200,819

NON-CONTROLLING INTERESTS		284,582	1,053,715

EQUITY		31,970,383	33,254,534

TOTAL LIABILITIES AND EQUITY		70,094,709	63,042,330

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2015, 2014 and 2013

In thousands of Brazilian reais (R$)

	Note	2015	2014	2013

NET SALES	24	43,581,241	42,546,339	39,863,037

Cost of sales	29	(39,290,526)	(37,406,328)	(34,728,460)

GROSS PROFIT		4,290,715	5,140,011	5,134,577

Selling expenses	29	(785,002)	(691,021)	(658,862)
General and administrative expenses	29	(1,797,483)	(2,036,926)	(1,953,014)
Other operating income	29	213,431	238,435	318,256
Other operating expenses	29	(116,431)	(150,542)	(140,535)
Impairment of assets	28	(4,996,240)	(339,374)	—
Gains in Joint ventures operations		—	636,528	—
Equity in earnings of unconsolidated companies	9	(24,502)	101,875	54,001

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		(3,215,512)	2,898,986	2,754,423

Financial income	30	378,402	276,249	292,910
Financial expenses	30	(1,780,366)	(1,397,375)	(1,053,385)
Exchange variations, net	30	(1,564,017)	(476,367)	(544,156)
Gain and losses on financial instruments, net	30	87,085	36,491	2,854

INCOME (LOSS) BEFORE TAXES		(6,094,408)	1,337,984	1,452,646

Current	8	(158,450)	(571,926)	(318,422)
Deferred	8	1,656,872	722,315	559,478
Income and social contribution taxes	8	1,498,422	150,389	241,056

NET INCOME (LOSS)		(4,595,986)	1,488,373	1,693,702

ATTRIBUTABLE TO:
Owners of the parent		(4,551,438)	1,402,873	1,583,731
Non-controlling interests		(44,548)	85,500	109,971
		(4,595,986)	1,488,373	1,693,702

Basic earnings per share - preferred and common - (R$)	23	(2.69)	0.82	0.93

Diluted earnings per share - preferred and common - (R$)	23	(2.69)	0.82	0.93

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2015, 2014 and 2013

In thousands of Brazilian reais (R$)

	2015	2014	2012
Net income (loss) for the year	(4,595,986)	1,488,373	1,693,702
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	417,961	81,015	168,848
Cumulative translation adjustment	8,835,306	1,839,739	2,458,233
Unrealized Losses on net investment hedge	(3,613,178)	(948,991)	(848,238)
Cash flow hedges
Unrealized Gains	17,283	53,999	2,051
Reciclying to income	—	(59,988)	3,312
	5,657,372	965,774	1,784,206
Items that will not be reclassified subsequently to profit or loss
Remeasurement on defined benefit pension plan	32,962	(78,678)	205,325
	32,962	(78,678)	205,325
Other comprehensive income, net of tax	5,690,334	887,096	1,989,531

Total comprehensive income for the year, net of tax	1,094,348	2,375,469	3,683,233

Total comprehensive income attributable to:
Owners of the parent	1,035,164	2,248,178	3,519,435
Non-controlling interests	59,184	127,291	163,798
	1,094,348	2,375,469	3,683,233

The items in the statement of comprehensive income are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2015, 2014 and 2013

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2013 (Note 22)	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	—	(1,728,627)	(681,793)	(82)	1,421,334	(467,377)	84,024	27,245,604	1,552,313	28,797,917
2013 Changes in Equity
Net income	—	—	—	—	—	—	1,583,731	—	—	—	—	—	—	1,583,731	109,971	1,693,702
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(843,859)	4,983	2,573,233	201,347	—	1,935,704	53,827	1,989,531
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	1,583,731	—	(843,859)	4,983	2,573,233	201,347	—	3,519,435	163,798	3,683,233
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	19,642	19,642	2,562	22,204
Stock option exercised during the year	—	51,269	—	—	—	(15,869)	—	—	—	—	—	—	—	35,400	65	35,465
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(4,335)	—	—	—	—	—	(4,335)	18,795	14,460
Destination of net income proposed to the shareholders	—	—	—	79,187	69,514	958,363	(1,107,064)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(476,667)	—	—	—	—	—	—	(476,667)	(55,855)	(532,522)
Balance as of December 31, 2013 (Note 22)	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	—	(1,732,962)	(1,525,652)	4,901	3,994,567	(266,030)	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	1,402,873	—	—	—	—	—	—	1,402,873	85,500	1,488,373
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(947,201)	(5,824)	1,880,147	(81,817)	—	845,305	41,791	887,096
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	1,402,873	—	(947,201)	(5,824)	1,880,147	(81,817)	—	2,248,178	127,291	2,375,469
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	34,584	34,584	2,003	36,587
Stock option exercised during the year	—	5,829	—	—	—	(698)	—	—	—	—	—	—	—	5,131	355	5,486
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(664,767)	(664,767)
Destination of net income proposed to the shareholders	—	—	—	70,144	51,126	855,462	(976,732)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(426,141)	—	—	—	—	—	—	(426,141)	(92,845)	(518,986)
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	(12)	—	(12)
Balance as of December 31, 2014 (Note 22)	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	—	(1,732,962)	(2,472,853)	(923)	5,874,714	(347,847)	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net loss	—	—	—	—	—	—	(4,551,438)	—	—	—	—	—	—	(4,551,438)	(44,548)	(4,595,986)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(3,610,435)	17,007	9,147,164	32,866	—	5,586,602	103,732	5,690,334
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(4,551,438)	—	(3,610,435)	17,007	9,147,164	32,866	—	1,035,164	59,184	1,094,348
Supplementary dividend	—	—	—	—	—	944	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)	(409)	(537)
Treasury stocks	—	(186,033)	—	—	—	—	—	—	—	—	—	—	—	(186,033)	(3,038)	(189,071)
Stock option exercised during the year	—	35,812	—	—	—	(3,275)	—	—	—	—	—	—	—	32,537	3,365	35,902
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(1,144,526)	—	—	—	—	—	(1,144,526)	(824,711)	(1,969,237)
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(4,551,438)	4,551,438	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(252,976)	—	—	—	—	—	—	—	(252,976)	(3,524)	(256,500)
Balance as of December 31, 2015 (Note 22)	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2015, 2014 and 2013

In thousands of  Brazilian reais (R$)

	Note	2015	2014	2013

Cash flows from operating activities
Net income (loss) for the year		(4,595,986)	1,488,373	1,693,702
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	2,607,909	2,227,396	2,029,507
Impairment of Assets	28	4,996,240	339,374	—
Equity in earnings of unconsolidated companies	9	24,502	(101,875)	(54,001)
Exchange variation, net	30	1,564,017	476,367	544,156
Gains on financial instruments, net	30	(87,085)	(36,491)	(2,854)
Post-employment benefits		233,287	200,699	95,514
Stock based remuneration		48,589	39,614	38,223
Income tax	8	(1,498,422)	(150,389)	(241,056)
Gains on disposal of property, plant and equipment and investments		(3,971)	(48,639)	(133,593)
Gains in Joint ventures operations		—	(636,528)	—
Allowance for doubtful accounts	5	127,701	49,890	47,345
Provision for tax, labor and civil claims	17	323,314	281,876	205,167
Interest income on investments		(153,631)	(144,723)	(135,040)
Interest expense on loans	30	1,471,526	1,178,034	901,273
Interest on loans with related parties	18	(2,712)	(2,743)	(1,573)
(Reversal) Provision for net realisable value adjustment in inventory	6	17,536	(6,062)	(4,701)
		5,072,814	5,154,173	4,982,069
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		1,219,605	(36,468)	(23,790)
Decrease (Increase) in inventories		1,977,361	(173,191)	1,018,398
Decrease in trade accounts payable		(768,627)	(251,911)	(128,942)
(Increase) Decrease in other receivables		(270,391)	(701,550)	120,645
(Decrease) Increase in other payables		(509,227)	280,187	162,863
Dividends from jointly-controlled entities		52,769	95,600	63,073
Purchases of trading securities		(1,958,522)	(3,028,974)	(3,360,144)
Proceeds from maturities and sales of trading securities		3,929,971	2,544,895	2,481,935
Cash provided by operating activities		8,745,753	3,882,761	5,316,107

Interest paid on loans and financing		(946,041)	(859,821)	(810,362)
Income and social contribution taxes paid		(637,394)	(452,079)	(407,333)
Net cash provided by operating activities		7,162,318	2,570,861	4,098,412

Cash flows from investing activities
Purchases of property, plant and equipment	10	(2,324,718)	(2,266,702)	(2,598,265)
Proceeds from sales of property, plant and equipment, investments and other intangibles		90,942	1,067,938	237,203
Purchases of other intangibles	12	(126,428)	(141,956)	(158,395)
Advance for capital increase in jointly-controlled entity		—	—	(77,103)
Payment for business acquisitions, net of cash of acquired entities	3.6	(20,929)	—	(55,622)
Increase in controlling interest in associated companies		—	—	(51,383)
Capital increase in jointly-controlled entity		(40,524)	—	—
Net cash used in investing activities		(2,421,657)	(1,340,720)	(2,703,565)

Cash flows from financing activities
(Reduction) Increase of capital by non-controlling interests		—	(550,000)	383,788
Purchase of treasury shares		(189,071)	—	—
Proceeds from exercise of shares		—	5,483	35,465
Dividends and interest on capital paid		(358,226)	(455,139)	(426,988)
Proceeds from loans and financing		3,042,783	2,771,048	5,011,654
Repayment of loans and financing		(5,028,386)	(2,173,555)	(5,223,100)
Intercompany loans		30,126	8,939	46,933
Increase in controlling interest in subsidiaries	3.6	(339,068)	(130,199)	(33,090)
Put-Options on non-controlling interest		—	—	(599,195)
Net cash used in financing activities		(2,841,842)	(523,423)	(804,533)

Exchange variation on cash and cash equivalents		699,290	244,029	71,675

Increase in cash and cash equivalents		2,598,109	950,747	661,989
Cash and cash equivalents at beginning of year		3,049,971	2,099,224	1,437,235
Cash and cash equivalents at end of year		5,648,080	3,049,971	2,099,224

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 30, 2016.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective for December 31, 2015. These standards have not had a significant impact on the Company’s Consolidated Financial Statements.

a) Investments in Subsidiaries

The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. The Company controls an entity when it is exposed or has the right to variable returns arising from their involvement with the entity and has the ability to affect those returns due to the power exercised over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

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

d) Hyperinflation in Venezuela

Venezuela is considered a hyperinflationary economy and, for this reason, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela. The exchange rate used to translate the Venezuela subsidiary financial statements from local currency (Bolívar Forte) to Real considers the local exchange rate known as SIMADI, which is used in conversions from Bolívar Forte to American Dollar as a reference to local currency translation into Real. This rate is equivalent to 50.8906 Bolívar Forte to each 1 Real as of December 31, 2015.

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

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise “Accounts receivable and other receivables”, “Cash and cash equivalents” and “Judicial deposits”. They are presented as current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

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

f) Short-term Investments

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

The Company’s maximum exposure to credit risk is its balance of trade accounts receivable, net of allowance for doubtful accounts. The quality of the trade accounts receivable credit current is considered proper and the amount of the effective risk of eventual losses in trade accounts receivable is presented as allowance for doubtful accounts.

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

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset (Impairment). The reduction to the recoverable amount of the asset is recorded as an expense. Except for an impairment of goodwill, a reversal of a previously recorded impairment loss is required. Reversal in these circumstances is limited to the amount of the depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded, as discussed in note 28.1.

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

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with enacted tax rate in effect at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution in accordance with the tax bases. The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax is recognized in income unless they are recognized for a business combination, or for items directly recognized in equity through other comprehensive income.

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

The Company’s segments are as follows: Brazil Operations (includes operations of steel and iron ore in Brazil, except Special Steels, and the operation of metallurgical coal and coke in Colombia), North America Operations (includes all operations in North America, except those of Mexico and Special Steels), South America Operations (includes all operations in South America, except Brazil and the operation of metallurgical coal and coke in Colombia) and Special Steel Operations (including special steel operations in Brazil, Spain, the United States and India).

2.20 — Earnings per Share

In compliance with IAS 33, Earnings per Share, the tables presented in note 23 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments considered antidilutive that should be excluded from the calculation of diluted EPS.

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

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2016 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets, commitments to extend credit and hedge accounting. This standard is effective for annual reporting periods beginning on or after January 1, 2018.

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

• IFRS 15 - Revenue from Contracts with Customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. This standard is effective for years beginning on or after January 1, 2018.

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

•  IFRS 16 — Leases. Determine aspects related to recognition, measurement and disclosure of leases. This standard is effective for years beginning on or after January 1, 2019.

• Amendments to IAS 12 — Income tax. Provides guidance to deferred tax assets recognition related to deductible temporary differences. This revised standard is effective for years beginning on or after January 1, 2017.

• Amendments to IAS 7 — Cash Flow. Provides changes on disclosure of liabilities arising from financing activities. This revised standard is effective for years beginning on or after January 1, 2017.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2015	2014	2013

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.35	95.85	95.22
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.11	94.34	93.48
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	65.75	88.74	60.09
Gerdau Holdings Europa S.A. and subsidiaries (5)	Spain	100.00	100.00	100.00
Gerdau América Latina Participações S.A.	Brazil	99.12	94.22	94.22
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	99.56	97.17	96.74
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (8)	Colombia	99.68	99.68	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.96
Siderúrgica del Pacífico S.A.	Colombia	—	98.32	98.32
Cleary Holdings Corp.	Colombia	100.00	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.90	98.83	98.38

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Sayreville Inc., TAMCO Steel,Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A.

(5) Subsidiaries: Sidenor y Cia, Sociedad Colectiva, Gerdau I+D Europa., Gerdau Aceros Especiales Europa.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Armacero Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda

(7) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Bogey Holding Company Spain S.L.

(8) Subsidiaries: Cyrgo S.A..

(9) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V.

(10) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	2015	2014	2013
Gallatin Steel Company	USA	—	—	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	50.00	50.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	45.00	45.00	—

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

The summarized financial information of the jointly-controlled entities, accounted for under the equity method, is shown on a combined basis as follows:

	Jointly-controlled entities
	2015	2014
Net income	(49,008)	262,608
Total comprehensive income	(49,008)	262,608

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	2015	2014	2013
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	—	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries	Dominican Rep.	—	—	79.97
Corsa Controladora, S.A. de C.V. and subsidiaries	Mexico	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries	Guatemala	30.00	30.00	30.00

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

On May 18, 2015, the Company acquired the remaining 50% interest of its former associate Armacero Industrial y Comercial S.A. (Note 3.4).

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate Companies
	2015	2014
Net income	33,814	51,136
Total comprehensive income	33,814	51,136

3.4 — Business combinations

On May 18, 2015, the Company acquired the remaining 50% interest of its former associate Armacero Industrial y Comercial S.A. (Armacero) by the amount of 4,064 million Chilean pesos (equivalent to R$ 20,929 at the acquisition date). Armacero is a trading company, distributor, importer and exporter of iron and steel located in Santiago, Chile. The fair value of the acquired assets and assumed liabilities at the acquisition of control date are substantially similar to their book value.

Amounts related to net sales and accounts receivables, attributed to Armacero and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Armacero, since the acquisition date until December 31, 2015, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the year ended December 31, 2015, had it been acquired at the beginning of that period, would not be material.

3.5 — Increase in controlling interest in subsidiaries

On July 14, 2015, the Company acquired the minority interests, below mentioned, in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. These acquisitions of equity interests, in the aggregate amount of R$ 1,986 million, will enable Gerdau S.A. to hold more than 99% of the total capital of each of these subsidiaries and, once all conditions of the respective purchase agreements are fulfilled, will be paid as follows: (a) cash payment in the amount of R$ 339 million, using immediately available funds; (b) assignment and transfer of 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, in the amount of R$ 206 million, subject to prior approval of the Securities and Exchange Commission of Brazil; (c) exchange of a quota of a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose portfolio is formed by a single type of credit right owned by the Company arising from lawsuits claiming the collection of differences in the monetary restatement of the principal, compensatory interest, interest on arrears and other ancillary revenues owed by Eletrobrás, in the amount of R$ 802 million, as described in Note 21; and (d) installment payments in the total amount of R$ 639 million.

In this transaction an equity adjustment of R$ 1,149 million was determined, corresponding to the difference between the amount of R$ 1,986 million and the book value, in the amount of R$ 837 million recognized directly in shareholders’ equity of the Company, since it is a transaction with shareholders. The approval of this transaction was given in a meeting of the Board of Directors by unanimous vote of the Directors on July 13, 2015, based on the market opportunities and the consideration that the prices were appropriate taking into consideration: economic evaluations through an independent appraisal, the financial instruments used, payment tenors, the value gained through a more concentrated cash flow and the Company’s long-term outlook.

The Company met the CVM requests for clarification on the acquisition and said that the decision to its realization had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. Until the date of approval of these financial statements , this is the progress of the subject in front of CVM.

3.6 — Total cash paid for business combinations

	2015	2014	2013
Companies / interest acquired
Business Combination
Armacero Industrial y Comercial S.A.	20,929	—	—
Cycle Systems Inc.	—	—	26,361
Cyrgo S.A.	—	—	29,261
	20,929	—	55,622
Interest increase in subsidiaries
Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau Aços Longos S.A.	—	130,199	—
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau América Latina Participações S.A.	339,068	—	—
Gerdau Seteel India Ltd.	—	—	18,151
Gerdau Hungria Holdings LLC.	—	—	14,939
	339,068	130,199	33,090
Interest increase in associate company
Multisteel Business Holdings Corp.	—	—	51,383
	—	—	51,383

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2015	2014
Cash	15,373	7,155
Banks and immediately available investments	5,632,707	3,042,816
Cash and cash equivalents	5,648,080	3,049,971

	2015	2014
Held for trading	1,270,760	2,798,834
Short-term investments	1,270,760	2,798,834

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2015	2014
Trade accounts receivable - in Brazil	1,152,481	1,513,449
Trade accounts receivable - exports from Brazil	503,854	247,772
Trade accounts receivable - foreign subsidiaries	3,116,352	2,776,269
(-) Allowance for doubtful accounts	(185,261)	(98,814)
	4,587,426	4,438,676

Accounts receivable by aging are as follows:

	2015	2014
Current	3,231,639	3,329,802
Past-due:
Up to 30 days	859,957	727,323
From 31 to 60 days	208,969	174,509
From 61 to 90 days	95,952	59,009
From 91 to 180 days	171,077	84,901
From 181 to 360 days	107,102	95,239
Above 360 days	97,991	66,707
(-) Allowance for doubtful accounts	(185,261)	(98,814)
	4,587,426	4,438,676

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2013	(85,386)
Provisions for bad debt during the year	(53,316)
Recoveries in the year	5,971
Write-offs	32,982
Exchange variation	128
Balance as of December 31, 2013	(99,621)
Provisions for bad debt during the year	(53,926)
Recoveries in the year	4,036
Write-offs	50,691
Exchange variation	6
Balance as of December 31, 2014	(98,814)
Provisions for bad debt during the year	(133,868)
Recoveries in the year	6,167
Write-offs	41,392
Exchange variation	(138)
Balance as of December 31, 2015	(185,261)

NOTE 6 - INVENTORIES

	2015	2014
Finished products	4,313,538	4,039,615
Work in progress	1,776,633	1,799,380
Raw materials	1,865,761	1,873,287
Storeroom supplies	560,630	656,459
Advances to suppliers	111,861	285,146
Imports in transit	253,811	279,364
(-) Allowance for adjustments to net realizable value	(101,121)	(66,363)
	8,781,113	8,866,888

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2013	(71,869)
Provision for the year	(56,752)
Write-offs	61,453
Exchange rate variation	(6,108)
Balance as of December 31, 2013	(73,276)
Provision for the year	(63,440)
Write-offs	69,502
Exchange rate variation	851
Balance as of December 31, 2014	(66,363)
Provision for the year	(54,987)
Write-offs	37,451
Exchange rate variation	(17,222)
Balance as of December 31, 2015	(101,121)

NOTE 7 — TAX CREDITS

	2015	2014
Current
ICMS (state VAT)	163,589	145,477
Social security financing	231,256	291,210
Financing of social integration program	48,012	59,041
IPI (federal VAT)	41,915	48,034
IVA (value-added tax)	103,892	94,503
Others	84,491	48,693
	673,155	686,958

Non-current
ICMS (state VAT)	70,204	72,455
Social security financing	3,619	2,183
Financing of social integration program and Others	4,167	3,774
	77,990	78,412
	751,145	765,370

The estimates of realization of non-current tax credits are as follows:

	2015	2014
2016	—	25,010
2017	40,622	25,010
2018	23,751	25,010
2019	8,223	3,382
2020 on	5,394	—
	77,990	78,412

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2015, 2014 and 2013. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 22.5% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2015	2014	2013
Income (loss) before income taxes	(6,094,408)	1,337,984	1,452,646
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	2,072,099	(454,915)	(493,900)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(222,553)	275,612	269,466
- Equity in earnings of unconsolidated companies	(8,331)	34,638	18,360
- Interest on equity*	63,407	76,919	119,773
- Tax credits and incentives	19,459	24,885	35,880
- Tax deductible goodwill recorded in statutory books	233,029	358,835	358,835
- No recognition of deferred tax assets	(387,668)	(81,675)	(69,290)
- Tax payment program on foreign generated profits	—	(87,759)	—
- Write-down of deferred tax asset**	(284,014)	—	—
- Other permanent differences, net	12,994	3,849	1,932
Income and social contribution taxes	1,498,422	150,389	241,056
Current	(158,450)	(571,926)	(318,422)
Deferred	1,656,872	722,315	559,478

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

(**) The Company assessed the recoverability of certain deferred income tax assets and, due to lack of expected utilization of these assets in one of its foreign subsidiaries, registered a write-down of R$ 284,014 in 2015.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 1, 2013	Recognized in income	Others	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2013

Tax loss carryforward	758,386	89,823	—	—	100,161	948,370
Social contribution tax losses	112,731	12,876	(3,914)	—	—	121,693
Provision for tax, civil and labor liabilities	357,223	84,762	—	—	2,394	444,379
Benefits granted to employees	399,258	(18,063)	—	(61,272)	1,797	321,720
Other temporary differences	128,669	(28,479)	—	—	41,026	141,216
Deferred exchange variance*	180,573	343,108	—	—	—	523,681
Provision for losses	56,587	(10,456)	—	—	(82)	46,049
Fair value adjustments on businesses acquired	(1,579,090)	85,907	—	—	(184,732)	(1,677,915)
	414,337	559,478	(3,914)	(61,272)	(39,436)	869,193

Non-current assets	2,210,300					2,056,445
Non-current liabilities	(1,795,963)					(1,187,252)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2013	Recognized in income	Others	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2014

Tax loss carryforward	948,368	56,168	(25,392)	—	24,297	1,003,441
Social contribution tax losses	121,695	26,623	509	—	—	148,827
Provision for tax, civil and labor liabilities	444,379	83,616	—	—	(264)	527,731
Benefits granted to employees	321,720	(41,188)	—	131,559	19,237	431,328
Other temporary differences	141,216	50,310	—	—	19,083	210,609
Deferred exchange variance*	523,681	351,061	—	—	—	874,742
Provision for losses	46,049	7,878	—	—	1,011	54,938
Fair value adjustments on businesses acquired	(1,677,915)	187,847	—	—	(138,905)	(1,628,973)
	869,193	722,315	(24,883)	131,559	(75,541)	1,622,643

Non-current assets	2,056,445					2,567,189
Non-current liabilities	(1,187,252)					(944,546)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2014	Recognized in income	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2015

Tax loss carryforward	1,003,441	(259,976)	—	144,515	887,980
Social contribution tax losses	148,827	42,811	—	—	191,638
Provision for tax, civil and labor liabilities	527,731	110,318	—	1,517	639,566
Benefits granted to employees	431,328	(25,694)	(22,272)	166,503	549,865
Other temporary differences	210,609	247,458	—	(76,076)	381,991
Deferred exchange variance*	874,742	1,292,709	—	(9,302)	2,158,149
Provision for losses	54,938	95,596	—	1,144	151,678
Fair value adjustments on businesses acquired	(1,628,973)	153,650	—	(92,557)	(1,567,880)
	1,622,643	1,656,872	(22,272)	135,744	3,392,987

Non-current assets	2,567,189				4,307,462
Non-current liabilities	(944,546)				(914,475)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

The recoverability analysis of deferred tax balances related to tax loss carryforward and social contribution tax losses performed by the Company are based on its business plans and aligned with other projections and analysis performed by the Company as, for example, the impairment tests of assets.

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2015	2014
2016	437,359	404,773
2017	388,481	172,344
2018	555,996	467,524
2019	561,700	1,522,548
2020	518,523	—
2021 on	1,845,403	—
	4,307,462	2,567,189

	Liabilities
	2015	2014
2016	(186,346)	(202,299)
2017	(141,322)	(146,214)
2018	(71,093)	(91,896)
2019	(114,245)	(504,137)
2020	(180,927)	—
2021 on	(220,542)	—
	(914,475)	(944,546)

d) Tax Assets not booked:

The Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 335,225 (R$ 300,964 as of December 31, 2014), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 483,469 (R$ 232,213 as of December 31, 2014) of tax credits on capital losses which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 841,008 (R$ 496,359 as of December 31, 2014), which expire at various dates between 2015 and 2035.

NOTE 9 — INVESTMENTS

I) Associates and joint ventures

	Joint Ventures			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Total
Balance as of January 1, 2013	278,211	52,007	—	138,852	23,326	223,390	267,041	341,711	99,777	1,290	1,425,605
Equity in earnings	46,800	(10,755)	—	17,586	(2,181)	(1,114)	(8,180)	10,582	1,263	—	54,001
Cumulative Translation Adjustment	38,804	11,036	—	—	4,975	35,905	37,342	40,786	—	—	168,848
Capital reduction	—	—	—	—	—	—	—	—	(26,663)	—	(26,663)
Acquisition/disposal of investment	—	—	—	—	—	51,383	—	—	(74,377)	—	(22,994)
Fair value allocation on investment	—	—	—	—	—	(22,796)	—	—	—	—	(22,796)
Capital increase	—	77,103	—	—	—	—	—	—	—	—	77,103
Dividends/Interest on equity	(37,051)	—	—	(23,521)	—	—	—	(2,501)	—	—	(63,073)
Balance as of December 31, 2013	326,764	129,391	—	132,917	26,120	286,768	296,203	390,578	—	1,290	1,590,031
Equity in earnings	71,518	(11,507)	7,389	23,765	(5,062)	17,923	1,029	(3,180)	—	—	101,875
Cumulative Translation Adjustment	(8,405)	(7,954)	30,942	—	(807)	15,502	1,177	50,269	—	291	81,015
Capital increase	—	—	37,678	—	—	—	—	—	—	—	37,678
Mergers	—	—	288,272	—		(288,272)	—	—	—	—	—
Impairment of assets	—	—	—	—		(31,921)	—	—	—	—	(31,921)
Disposal of investment	(288,695)	—	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(61,030)	—	—	(32,471)	—	—	—	(2,099)	—	—	(95,600)
Balance as of December 31, 2014	40,152	109,930	364,281	124,211	20,251	—	298,409	435,568	—	1,581	1,394,383
Equity in earnings	14,432	(88,690)	38,485	11,725	(1,933)	—	(7,574)	9,053	—	—	(24,502)
Cumulative Translation Adjustment	11,265	27,021	173,079	—	2,611	—	68,733	134,749	—	503	417,961
Capital increase	—	40,524	—	—	—	—	—	—	—	—	40,524
Impairment of assets	—	—	—	—	—	—	—	(361,786)	—	—	(361,786)
Control acquisition	—	—	—	—	(20,929)	—	—	—	—	—	(20,929)
Dividends/Interest on equity	(5,116)	—	—	(46,341)	—	—	—	(1,312)	—	—	(52,769)
Balance as of December 31, 2015	60,733	88,785	575,845	89,595	—	—	359,568	216,272	—	2,084	1,392,882

Composition of Goodwill by associate and joint ventures

	2015	2014	2013
Dona Francisca Energética S.A.	17,071	17,071	17,071
Grupo Multisteel Business Holding Corp.	—	—	30,396
Corsa Controladora S.A. de C.V.	234,222	187,981	186,419
Corporación Centroamericana del Acero, S.A.	—	261,362	230,504
	251,293	466,414	464,390

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Gross cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 1, 2013	7,401,094	22,995,301	718,353	4,294,205	1,026,181	36,435,134
Additions	88,225	113,164	8,091	2,311,817	76,968	2,598,265
Capitalized interest	—	—	—	114,032	—	114,032
Transfers	604,179	2,502,103	(62,614)	(3,148,483)	104,815	—
Disposals	(47,292)	(285,374)	(8,203)	(14,181)	(28,435)	(383,485)
Business Combination	4,613	10,739	137	—	3,678	19,167
Foreign exchange effect	429,292	1,399,969	40,903	180,226	50,334	2,100,724
Balances as of December 31, 2013	8,480,111	26,735,902	696,667	3,737,616	1,233,541	40,883,837
Additions	41,207	7,994	10,900	2,126,112	80,489	2,266,702
Capitalized interest	—	—	—	132,269	—	132,269
Transfers	397,150	1,463,771	35,302	(1,907,562)	11,339	—
Disposals	(57,777)	(240,760)	(13,930)	(139,306)	(36,766)	(488,539)
Impairment	—	(339,374)	—	—	—	(339,374)
Foreign exchange effect	223,074	806,541	26,516	116,498	8,010	1,180,639
Balances as of December 31, 2014	9,083,765	28,434,074	755,455	4,065,627	1,296,613	43,635,534
Additions	2,150	238,060	8,194	2,000,515	75,799	2,324,718
Capitalized interest	—	—	—	213,476	—	213,476
Business Combination	30,693	10,767	503	1,784	10,853	54,600
Transfers	462,812	1,475,130	40,512	(1,999,840)	21,386	—
Disposals	(69,777)	(142,936)	(20,166)	(103,959)	(29,769)	(366,607)
Impairment	(60,952)	(1,029,889)	—	(543,726)	—	(1,634,567)
Foreign exchange effect	1,394,111	4,102,898	154,768	434,999	95,603	6,182,379
Balances as of December 31, 2015	10,842,802	33,088,104	939,266	4,068,876	1,470,485	50,409,533

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 1, 2013	(2,851,043)	(13,031,650)	(563,237)	—	(299,023)	(16,744,953)
Depreciation, amortization and depletion	(275,102)	(1,510,291)	(42,003)	—	(54,134)	(1,881,530)
Transfers	(3,545)	4,553	34,449	—	(35,457)	—
Disposals	19,353	113,004	6,727	—	37,854	176,938
Foreign exchange effect	(157,114)	(776,200)	(46,924)	—	(34,980)	(1,015,218)
Balances as of December 31, 2013	(3,267,451)	(15,200,584)	(610,988)	—	(385,740)	(19,464,763)
Depreciation, amortization and depletion	(305,995)	(1,591,703)	(42,231)	—	(76,205)	(2,016,134)
Transfers	(1,115)	911	171	—	33	—
Disposals	27,433	441,774	12,217	—	72,892	554,316
Foreign exchange effect	(71,069)	(475,730)	(23,952)	—	(6,413)	(577,164)
Balances as of December 31, 2014	(3,618,197)	(16,825,332)	(664,783)	—	(395,433)	(21,503,745)
Depreciation, amortization and depletion	(323,824)	(1,842,158)	(48,195)	—	(96,391)	(2,310,568)
Transfers	8,815	(9,071)	360	—	(104)	—
Disposals	26,846	175,405	15,512	—	28,844	246,607
Foreign exchange effect	(481,359)	(2,913,862)	(130,514)	—	(60,362)	(3,586,097)
Balances as of December 31, 2015	(4,387,719)	(21,415,018)	(827,620)	—	(523,446)	(27,153,803)

Net property, plant and equipment
Balances as of December 31, 2013	5,212,660	11,535,318	85,679	3,737,616	847,801	21,419,074
Balances as of December 31, 2014	5,465,568	11,608,742	90,672	4,065,627	901,180	22,131,789
Balances as of December 31, 2015	6,455,083	11,673,086	111,646	4,068,876	947,039	23,255,730

The average rate of capitalized interest in 2015 was 6.4% (6.1% in 2014 and 6.0% in 2013).

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 823,650 as of December 31, 2015 (R$ 862,244 and R$ 615,997 as of December 31, 2014 and 2013, respectively).

c) Impairment of property, plant and equipment — At December 31, 2015, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 90,920 for land, buildings and construction (R$ 41,944 as of December 31, 2014), R$ 1,609,410 for machines, equipment and installations (R$ 205,101 as of December 31, 2014), R$ 543,726 for Property, plant and equipment under construction (R$ 0 as of December 31, 2014). The amounts for the years presented on the table above are included in the “Impairment” row.

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2013	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	1,324,790	(32,435)	1,292,355
(+) Additions	27,294	—	27,294
Balance as of December 31, 2013	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	1,217,668	(14,309)	1,203,359
Balance as of December 31, 2014	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	5,264,188	(167,679)	5,096,509
(-) Impairment	—	(2,999,887)	(2,999,887)
Balance as of December 31, 2015	18,099,186	(3,446,160)	14,653,026

The amounts of goodwill by segment are as follows:

	2015	2014	2013
Brazil	519,327	553,607	533,186
Special Steel	2,938,025	2,852,631	2,580,989
South America	—	408,960	519,155
North America	11,195,674	8,741,206	7,719,715
	14,653,026	12,556,404	11,353,045

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 1, 2013	78,659	415,712	816,399	53,646	1,364,416
Foreign exhange effect	—	29,863	109,388	4,208	143,459
Acquisition	—	157,585	—	810	158,395
Disposal	—	(510)	—	(19,864)	(20,374)
Amortization	(11,687)	(3,212)	(129,460)	(3,618)	(147,977)
Balance as of December 31, 2013	66,972	599,438	796,327	35,182	1,497,919
Foreign exhange effect	—	29,854	91,031	1,016	121,901
Acquisition	—	123,755	3,302	14,899	141,956
Disposal	—	—	—	(3,416)	(3,416)
Amortization	(10,318)	(63,460)	(127,745)	(9,739)	(211,262)
Balance as of December 31, 2014	56,654	689,587	762,915	37,942	1,547,098
Foreign exhange effect	—	123,167	327,424	14,375	464,966
Acquisition	—	118,933	—	7,495	126,428
Disposal	—	(1,182)	—	(4,208)	(5,390)
Amortization	(9,083)	(120,497)	(164,968)	(2,793)	(297,341)
Balance as of December 31, 2015	47,571	810,008	925,371	52,811	1,835,761
Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2015	2014	2013
Brazil	459,383	460,954	405,259
Special Steel	357,435	248,877	244,266
South America	13,507	15,748	19,206
North America	1,005,436	821,519	829,188
	1,835,761	1,547,098	1,497,919

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2015	2014
Working capital	10.47%	3,814,454	4,062,436
Financing of property, plant and equipment and others	6.38%	3,996,409	2,064,487
Ten/Thirty Year Bonds	6.21%	18,403,132	13,059,526
Total Loans and Financing		26,213,995	19,186,449
Current		2,387,237	2,037,869
Non-current		23,826,758	17,148,580

Principal amount of loans and Financing		25,760,836	18,843,000
Interest accrued of loans and Financing		453,159	343,449
Total Loans and Financing		26,213,995	19,186,449

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, CDI (Interbank Deposit Certificate), or by the IGP-M (general market price index) and IPCA (Amplified Consumer Price).

Summary of loans and financing by currency:

	2015	2014
Brazilian Real (BRL)	3,224,563	3,481,360
U.S. Dollar (USD)	21,637,029	14,708,621
Other currencies	1,352,403	996,468
	26,213,995	19,186,449

The amortization schedules of long term loans and financing are as follows:

	2015	2014
2016	—	893,003
2017	4,636,764	3,151,662
2018	1,530,746	754,884
2019	968,992	671,039
2020	3,813,070	3,498,457
2021 on	12,877,186	8,179,535
	23,826,758	17,148,580

a) Main funding in 2015

In March 2015, the subsidiary Siderperu renewed a loan in the amount of US$ 100 million for a three years period and guarantee of Gerdau S.A. with Bank of Tokyo. As of December 31, 2015, the outstanding balance of this loan was US$ 100 million (R$ 390.5 million as of December 31, 2015).

In August 2015, the subsidiary Diaco obtained a loan in the amount of US$ 40 million with Citibank with a three years maturity, with guarantee of Gerdau S.A.. As of December 31, 2015, the outstanding balance of this loan was US$ 36.7 million (R$ 143 million as of December 31, 2015).

In October 2015, the subsidiary Gerdau Açominas S.A. obtained a loan in the amount of R$ 656 million through line 4131 with Citibank for a period of five years.

In November 2015, the Company obtained a loan in the amount of R$ 50 million through a compulsory NCE from Santander, with maturity in five years.

In December 2015, the Company obtained a loan in the amount of R$ 50 million through EXIM PSI Program from BNDES, with matiruty in three years.

b) Covenants

In September 2015, the Company completed the renegotiation process of financial covenants in all contracts of Gerdau S.A. Starting from October, only operations with BNDES include the Company’s contract established debt ratios, however with different features from those in contracts with commercial banks. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 121.2 million on December 31, 2015, are guaranteed by the assets being financed.

d) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of December 31, 2015, the outstanding balance of this credit facility was R$ 881.8 million.

As from October 2015, the Company made purchases from domestic suppliers of inputs, which discounted the bills with financial institutions through credit line, which is basically the sale of receivables without recourse, with interest rates ranging around 1.15% p.m.. On December 31, 2015 , the present valur of these liabilities related to these purchases amounted to R$ 40,028 and these values are presented in the “Short-term debt” account in Current liabilities . The average maturity of these bills ranges from 165-180 days.

In November, 2015, the Company concluded the renewal and increase of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 250 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 750 million for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. As of December 31, 2015, the outstanding balance of this credit line was US$ 365 million (R$ 1.4 billion as of December 31, 2015).

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2015
Issuance	Meeting	Issued	Held in treasury	Maturity	2015	2014
3rd- A and B	May 27,1982	144,000	131,436	06/01/2021	64,184	81,834
7th	July 14, 1982	68,400	61,764	07/01/2022	43,928	51,787
8th	November 11, 1982	179,964	162,608	05/02/2013	75,061	107,144
9th	June 10, 1983	125,640	123,542	09/01/2024	13,888	14,154
11th - A and B	June 29, 1990	150,000	142,064	06/01/2020	49,801	55,863
14th	August 26, 2014	20,000	11,916	08/30/2024	—	24,254
Total Consolidated					246,862	335,036

Non-current					246,862	335,036

The amortization schedules of long term are as follows:

	2015	2014
2020	49,801	55,863
2021 on	197,061	179,173
	246,862	235,036

Debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 13.24% and 10.81% as of December 31, 2015 and December 31, 2014, respectively.

The Company has guarantees provided by parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, Judicial deposits, other current assets, other non-current assets, FIDC Obligation, other current liabilities and other non-current liabilities.

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

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2015		2014
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	5,648,080	5,648,080	3,049,971	3,049,971
Short-term investments	1,270,760	1,270,760	2,798,834	2,798,834
Trade accounts receivable	4,587,426	4,587,426	4,438,676	4,438,676
Related parties	54,402	54,402	80,920	80,920
Unrealized gains on derivatives	43,601	43,601	41,751	41,751
Judicial deposits	1,703,367	1,703,367	1,430,865	1,430,865
Other current assets	454,140	454,140	331,352	331,352
Other non-current assets	490,583	490,583	375,732	375,732
Liabilities
Trade accounts payable	3,629,788	3,629,788	3,236,356	3,236,356
Loans and Financing	26,213,995	23,115,570	19,186,449	19,533,676
Debentures	246,862	246,862	335,036	335,036
Related parties	896	896	—	—
FIDC Obligation	853,252	853,252	—	—
Other current liabilities	829,182	829,182	858,901	858,901
Other non-current liabilities	690,766	690,766	635,457	635,457
Unrealized losses on derivatives	—	—	8,999	8,999

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 15.g.

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

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee. If an independent assessment is not availbale, the Company’s credit area provides a credit rating assessment, taking into consideration its financial position, past experience and other factors.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 13 and 14). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 22). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

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

	2015
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,629,788	3,629,788	—	—	—
Loans and financings	25,720,808	1,894,050	6,167,510	4,782,062	12,877,186
Debentures	9,949	—	—	1,822	8,127
Related parties	896	—	—	—	896
	29,361,441	5,523,838	6,167,510	4,783,884	12,886,209

	2014
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,236,356	3,236,356	—	—	—
Loans and financings	18,843,000	1,694,420	4,044,665	1,425,923	11,677,992
Debentures	13,502	—	—	—	13,502
	22,092,858	4,930,776	4,044,665	1,425,923	11,691,494

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2015	2014
Foreign currency sensitivity analysis	5%	217,492	185,571
Interest rate sensitivity analysis	10 bps	99,147	91,736
Sensitivity analysis of changes in prices of products sold	1%	435,812	425,463
Sensitivity analysis of changes in raw material and commodity prices	1%	271,264	249,120
Sensitivity analysis of interest rate and foreign currency swaps	10 bps/5%	12,202	9,110
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	18,288	7,741

Foreign currency sensitivity analysis:  As of December 31, 2015, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 217,492 and R$ 114,735 after the effects of changes in the net investment hedge described in note 15.g, as of December 31, 2015 (R$ 185,571 and R$ 107,659 of December 31, 2014, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 99,147 as of December 31, 2015 (R$ 91,736 as of December 31, 2014) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the year ended on December 31, 2015, totals R$ 435,812 (R$ 425,463 as of December 31, 2014) and the variation in the price of raw materials and other inputs totals R$ 271,264 as of December 31, 2015 (R$ 249,120 as of December 31, 2014). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and cross currency swaps: the Company has exposure to interest rate and cross currency swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor) combined with an increase or decrease of 5% on the US Dollar against the local currency, and their impacts in the swaps mark to market. These variations  represent an income or a loss of R$ 12,202 (R$ 9,110 as of December 31, 2014). On December 31, 2015, these effects would be recognized in the statement of comprehensive income in the amount of R$ 12,202 (R$ 9,110 in the statement of comprehensive income on December 31, 2014). The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso, the Argentinean Peso and the Indian Rupee, and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso, the Argentinean Peso and the Indian Rupee represents a combined gain of R$ 18,288 as of December 31, 2015 (R$ 7,741 as of December, 31 2014) and a decrease of 5% on the US Dollar against the Colombian Peso, the Argentinean Peso and the Indian Rupee, represents a combined loss in the same amount presented above. These forward contracts were hired to hedge liabilities  and these mark to market variations would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2015 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,648,080	—	—	5,648,080
Short-term investments	—	1,270,760	—	1,270,760
Unrealized gains on financial instruments	—	—	43,601	43,601
Trade accounts receivable	4,587,426	—	—	4,587,426
Related parties	54,402	—	—	54,402
Judicial deposits	1,703,367	—	—	1,703,367
Other current assets	454,140	—	—	454,140
Other non-current assets	490,583	—	—	490,583
Total	12,937,998	1,270,760	43,601	14,252,359
Financial income	823,613	358,515	—	1,182,128

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,629,788	3,629,788
Loans and financings	—	26,213,995	26,213,995
Debentures	—	246,862	246,862
Related parties	—	896	896
FIDC Obligation	—	853,252	853,252
Other current liabilities	—	829,182	829,182
Other non-current liabilities	—	690,766	690,766
Total	—	32,464,741	32,464,741
Financial income	(688)	(4,060,336)	(4,061,024)

2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,049,971	—	—	3,049,971
Short-term investments	—	2,798,834	—	2,798,834
Unrealized gains on financial instruments	—	—	41,751	41,751
Trade accounts receivable	4,438,676	—	—	4,438,676
Related parties	80,920	—	—	80,920
Judicial deposits	1,430,865	—	—	1,430,865
Other current assets	331,352	—	—	331,352
Other non-current assets	375,732	—	—	375,732
Total	9,707,516	2,798,834	41,751	12,548,101
Financial income	343,697	223,741	—	567,438

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,236,356	3,236,356
Loans and financings	—	19,186,449	19,186,449
Debentures	—	335,036	335,036
Related parties	—	—	—
Other current liabilities	—	858,901	858,901
Other non-current liabilities	—	635,457	635,457
Unrealized losses on financial instruments	8,999	—	8,999
Total	8,999	24,252,199	24,261,198
Financial income	(7,530)	(2,120,910)	(2,128,440)

As of December 31, 2015, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

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

The derivative transactions may include: interest rate swaps, cross currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swaps, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts	Position		2015	2014	2015	2014	2015	2014
Forward
Maturity at 2015		long in US$	—	US$80.0 million	—	41,751	—	—
Maturity at 2016		long in US$	US$108.0 million	—	37,981	—	—	—

Cross currency swap
	receivable under the swap	Libor 6M + 2.25%		US$25.0 million
Maturity in 2017	payable under the swap	INR 11.02%	US$25.0 million		1,756	—	—	(2,349)

	receivable under the swap	Libor 6M +2%	US$40.0 million	US$40.0 million	3,864	—	—	(6,650)
Maturity in 2018	payable under the swap	INR 10.17%
Total fair value of financial instruments					43,601	41,751	—	(8,999)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2015	2014
Unrealized gains on financial instruments
Current assets	37,981	41,751
Non-current assets	5,620	—
	43,601	41,751
Unrealized losses on financial instruments
Non-current liabilities	—	(8,999)
	—	(8,999)

	2015	2014
Net Income
Gains on financial instruments	129,917	43,692
Losses on financial instruments	(42,832)	(7,201)
	87,085	36,491
Other comprehensive income
Gains (Losses) on financial instruments	17,283	(5,989)
	17,283	(5,989)

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

The Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 3.613.178 for the year ended on December 31, 2015, respectively (loss of R$ 948.991 on December 31, 2014).

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

As of December 31, 2015, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2015, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2015	2014	2015	2014	2015	2014

Current assets
Cash and cash equivalents	5,648,080	3,049,971	—	—	5,648,080	3,049,971
Short-term investments - Held for Trading	1,270,760	2,798,834	476,154	978,840	794,606	1,819,994
Trade Accounts receivable	4,587,426	4,438,676	—	—	4,587,426	4,438,676
Unrealized gains on financial instruments	37,981	41,751	—	—	37,981	41,751
Other current assets	454,140	331,352	—	—	454,140	331,352

Non-current assets
Related parties	54,402	80,920	—	—	54,402	80,920
Unrealized gains on financial instruments	5,620	—	—	—	5,620	—
Other non-current assets	490,583	375,732	—	—	490,583	375,732
	12,548,992	11,117,236	476,154	978,840	12,072,838	10,138,396

Current liabilities
Trade accounts payable	3,629,788	3,236,356	—	—	3,629,788	3,236,356
Short-term debt	2,387,237	2,037,869	—	—	2,387,237	2,037,869
Other current liabilities	829,182	858,901	—	—	829,182	858,901

Non-current liabilities
Long-term debt	23,826,758	17,148,580	—	—	23,826,758	17,148,580
Debentures	246,862	335,036	—	—	246,862	335,036
Unrealized losses on financial instruments	—	8,999	—	—	—	8,999
FIDC Obligation	853,252	—	—	—	853,252	—
Other non-current liabilities	690,766	635,457	—	—	690,766	635,457
	32,463,845	24,261,198	—	—	32,463,845	24,261,198

NOTE 16 — TAXES PAYABLE

	2015	2014
Payroll charges	115,295	112,883
ICMS (state VAT)	50,229	73,651
COFINS (tax on revenue)	12,625	22,084
IPI (federal VAT)	5,265	21,728
IVA (value-added tax) and others	166,260	175,144
	349,674	405,490

NOTE 17 — TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	2015	2014
a) Tax provisions
ICMS (state VAT)	26,896	25,825
Corporate Income Tax and Social Contribution Tax	36,630	34,038
Emergency Capacity Charge and Extraordinary Tariff Adjustment	34,742	32,853
Financing of social integration program and Social security financing	1,423,554	1,177,200
Other tax provisions and Social security contributions	47,981	38,171
b) Labor provisions	287,613	228,475
c) Civil provisions	47,314	39,793
	1,904,730	1,576,355

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

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2015 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2015	2014
Balance at the beginning of the year	1,576,355	1,294,598
(+) Additions	307,533	213,285
(+) Monetary variation	144,900	128,305
(-) Reversal of accrued amounts	(129,119)	(59,714)
(+) Foreign exchange effect on provisions in foreign currency	5,061	(119)
Balance at the end of the year	1,904,730	1,576,355

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely ) and due to this classification accruals have not been made in accordance with IFRS .

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,128,071.

a.2) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 441,318.

a.3) Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax. Said proceedings relate to profits generated abroad and currently amount to R$ 1,446,835, of which (i) R$ 1,311,984 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., whose voluntary appeals were partially granted in CARF’s lower court and are subject to special appeals currently pending in CARF’s higher court; and (ii) R$ 134,851 correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal is still pending in CARF’s lower court. The amounts which are not subject to special appeal pending judgment of Gerdau Internacional Empreendimentos Ltda were referred for collection by the Federal Revenue Service Bureau and will be subject to judicial litigation by the Company.

a.4) Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 3,666,096, of which (i) R$ 1,263,009 correspond to three proceedings involving subsidiaries Gerdau Acos Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., whose voluntary appeals were granted in 2012 and are subject to appeals filed by the Special Prosecutor of the National Treasury, currently pending in CARF’s higher court; (ii) R$ 1,881,973 correspond to a proceeding involving Gerdau Acos Longos S.A., whose voluntary appeal was dismissed by CARF’s lower court in 2014 and is subject to a special appeal currently pending in CARF’s higher court; (iii) R$ 420,868 correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower court; (iv) R$ 100,246 correspond to a proceeding involving Gerdau Aços Especiais S.A., the decision of which is currently pending in the Federal Revenue Service Bureau.

Decisions handed down to date in the proceedings relating to profits generated abroad and the deductibility of goodwill, as above mentioned, are being investigated in the context of “Operação Zelotes”, as mentioned in Note 17 and Note 31.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

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

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter. On August 1, 2013, the Judicial Accounting updated the amount of the fine to R$ 417,820 and judgment has been rendered in that case and dismissed the action. The case is in the appeal stage .

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

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 170,933. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal counsel.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2015	2014
Tax	1,521,206	1,286,651
Labor	82,005	66,608
Civil	100,156	77,606
	1,703,367	1,430,865

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issue. Prior to the conversion of the credits into shares, those credits were adjusted through an indexer and quantifier, called Standard Unit (SU). It happens that the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of next year, resulting in a lack of monthly monetary adjustment during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction, subtracted by the methodology applied by Eletrobrás, the Company (understood to be legal entities existing at the time and later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, suggests that the inflow of economic benefits has become probable. However, it is not yet practicable to reasonably determine the realization of the gain in the form of fitting of resources arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which under the above standards, implies that such gains are not recorded until such conditions are demonstrably present.

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2015	2014
Assets
Associate companies
Armacero Ind. Com. Ltda.	—	9,198
Aceros Corsa, S.A. de C.V.	—	7,729

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	43	13,634

Others
Fundação Gerdau	54,327	50,342
Others	32	17
	54,402	80,920

Liabilities
Parent company
Metalúrgica Gerdau S.A.	(896)	—
	(896)	—

	2015	2014	2013
Net financial income	2,712	2,743	1,573

b)             Operations with related parties

During the years ended December 31, 2015 and 2014, the Company, through its subsidiaries, entered into commercial operations with some of its associates and joint ventures including sales of R$ 393,450 as of December 31, 2015 (R$ 255,601 as of December 31, 2014) and purchases in the amount of R$ 172,321 as of December 31, 2015 (R$ 146,590 as of December 31, 2014). The net amount totals R$ 221,129 as of December 31, 2015 (R$ 109,011 as of December 31, 2014).

During the years ended December 31, 2015 and 2014 , the Company and its subsidiaries made transactions with controlling shareholders , directly or indirectly , mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed . The effect of these transactions was an expense of R$ 3,204 (R$ 4,511 as of December 31, 2014). Additionally , the Company recorded revenues of R$ 929 (R$ 888 as of December 31, 2014), derived from rental agreement.

c)              Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	2015	2014
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Financing Agreements	333,616	Apr/16 - Mar/18	419,766	405,071
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	Oct/17	3,379,741	2,312,371
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	Apr/44	1,952,400	1,328,100
Diaco S.A.	Subsidiary	Financing Agreements	644,555	Oct/16 - Aug/18	626,694	471,751
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	Jan/20	2,364,520	1,669,695
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	Jan/21	4,441,222	3,151,581
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	2,517,098	Feb/16 - Mar/19	2,880,430	1,244,316
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	Apr/24	4,289,681	3,096,144
Sipar Aceros S.A.	Subsidiary	Financing Agreements	409,778	Jun/17-Dec/20	557,683	15,532
Coquecol S.A.C.I.	Subsidiary	Financing Agreements	101,049	Nov/16 - Apr/19	101,525	69,061
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	Apr/23	2,341,060	1,735,827
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	348,595	Jan/16 - Feb/19	457,371	270,980
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	15,075	Nov/16	15,619	10,625
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	2,960,203	Jan/20 - Feb/21	2,833,557	2,029,388
Gerdau Ameristeel US. Inc.	Subsidiary	Bond 25 yers	103,596	Oct/37	199,145	135,466
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	426,098	Oct/24 - Dec/30	353,023	393,544
Siderurgica Zuliana, C.A.	Subsidiary	Financing Agreements	12,132	Jun/16	117,144	39,843
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	212,496	Jan/16	82,832	45,118
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	Feb/20	70,000	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	900,000	Jul/16	7,167	27,050
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	88,797	Undetermined	89,015	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	50,917	May/16 - Dec/16	55,433	—
Dona Francisca Energética S.A.	Associate	Financing Agreements	152,020	Dec/14	—	2,628
Gerdau Aços Especiais S.A.	Subsidiary	Electricity Purchase/Sale Agreement	1,664	Sep/16	—	8,354
Gerdau Metaldom Corp.	Joint-venture	Financing Agreements	125,304	Jun/15 - Dec/17	—	126,083
Gerdau Metaldom Corp.	Joint-venture	Financing Agreements	112,852	Mar/15	—	55,399
Steelchem Trading Corporation	Associate	Financing Agreements	80,964	Mar/15 - Jun/15	—	106,248
Aceros Corsa S.A. de C.V.	Associate	Financing Agreements	44,050	Jun/15	—	46,459

d)             Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 73,485 as of December 31, 2015 (R$ 110,840 as of December 31, 2014), which corresponds to 13,233 debentures (18,304 as of December 31, 2014).

e)              Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

f)               Key Management compensation

The cost of the key management salaries, variable compensation and benefits was R$ 49,823 during 2015 (R$ 46,580 in 2014). In 2015, contributions to management’s defined contribution pension plans totaled R$ 1,408 (R$ 1,314 in 2014).

Stock options granted to management are as follows:

	2015
	Number of shares	Weighted exercise price
		R$
Balance as of January 1, 2014	1,599,023	19.44
Options Exercised	(20,143)	17.34
Options Forfeited	(14,539)	19.47
Balance as of December 31, 2014	1,564,341	19.53
Options Forfeited	(1,130,091)	19.56
Others	112,420	—
Balance as of December 31, 2015	546,670	18.36

At the end of the year, the Restricted Shares resulting from the conversion process within the key management were:

	2015	2014
Available at beginning of the year	3,376,191	2,251,873
Granted	1,827,811	1,190,854
Exercised	(2,934,567)	(52,328)
Forfeited	(599,878)	(14,208)
Available at the end of the year	1,669,557	3,376,191

Additional information on the long-term incentive plan are presented in Note 25.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 10,999 during 2015 (R$ 16,043 and R$ 9,503 during 2014 and 2013, respectively).

Additionaly, for the year ended December 31, 2015, the compensation for the members of the Advisory Board was R$ 1,129 (R$ 0 in 2014).

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2015, are as follows:

	2015	2014
Plan assets - Defined benefit pension plan	131,363	196,799
Plan assets - Defined contribution pension plan	9,025	—
Total assets	140,388	196,799

Actuarial liabilities - Defined benefit pension plan	1,185,984	870,480
Acturial liabilities - Post-employment health care benefit	446,840	351,538
Retirement and termination benefit liabilities	73,197	84,831
Total liabilities	1,706,021	1,306,849

Current	18,535	34,218
Non-current	1,687,486	1,272,631

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

	1% Increase	1% Decrease
Discount rate	(33,183)	38,205

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,069,661) at December 31, 2015 (R$ (1,102,623) at December 31, 2014).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2015	2014	2013
Cost of current service	121,962	78,271	80,072
Interest expense	226,406	160,864	158,179
Return on plan assets	(216,005)	(186,800)	(164,800)
Past service cost	(151,685)	—	(11,029)
Curtailment	(4,510)	(17,961)	—
Interest cost on unrecoverable surplus	23,515	51,494	38,215
Net pension cost	(317)	85,868	100,637

The reconciliations of assets and liabilities of the plans are as follows:

	2015	2014
Present value of defined benefit obligation	(4,739,299)	(3,791,670)
Fair value of plan assets	3,865,411	3,319,133
Asset ceiling restrictions on recognition of net funded assets	(180,733)	(201,144)
Net	(1,054,621)	(673,681)

Pension plan surplus	131,363	196,799
Pension plans deficit	(1,185,984)	(870,480)

Changes in plan assets and actuarial liabilities were as follows:

	2015	2014	2013
Variation of the plan obligations
Obligation at the begining of the year	3,791,670	3,113,818	3,003,722
Cost of service	121,962	78,271	80,072
Interest expense	226,406	175,641	158,179
Payments of the benefits	(398,778)	(230,951)	(159,524)
Past service cost	(114,899)	—	(11,029)
Acturial remeasurements	(202,749)	466,829	(272,767)
Exchange Variance	1,356,983	278,843	315,165
Curtailment	(41,296)	(90,781)	—
Obligation at the end of the year	4,739,299	3,791,670	3,113,818

	2015	2014	2013
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,319,133	3,081,582	2,789,832
Return of the plan assets	216,005	201,576	164,800
Contributions from sponsors	(14,986)	44,679	90,237
Payments of benefits	(398,778)	(230,950)	(159,524)
Remeasurement	(235,275)	69,748	(33,417)
Exchange Variance	984,560	225,318	229,654
Curtailment	(5,248)	(72,820)	—
Fair value of plan assets at the end of the year	3,865,411	3,319,133	3,081,582

The fair value of plan assets include shares of the Company in the amount of R$ 0 at December 31, 2015 (R$ 672 on December 31, 2014).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2015	2014	2013
Remeasurements	235,275	(69,748)	33,417
Actuarial Remeasurements	(202,749)	466,829	(272,767)
Restriction recognized in Other Comprehensive Income	(44,453)	(309,190)	(12,812)
Remeasurements recognized in Other Comprehensive Income	(11,927)	87,891	(252,162)

The historical actuarial remeasurements are as follows:

	2015	2014	2013	2012	2011
Present value of defined benefit obligation	(4,739,299)	(3,791,670)	(3,113,818)	(3,003,722)	(2,407,771)
Fair value of the plan assets	3,865,411	3,319,133	3,081,582	2,789,832	2,184,352
Surplus (Deficit)	(873,888)	(472,537)	(32,236)	(213,890)	(223,419)
Experience adjustments on plan liabilities (Gain)	(202,749)	466,829	(272,767)	300,328	386,540
Experience adjustments on plan assets (Gain)	235,275	(69,748)	33,417	(151,120)	208,940

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

		2015
	Brazilian Plans	American Plans
Fixed income	100.0%	46.6%
Variable income	—	40.6%
Others	—	12.8%
Total	100%	100%

		2014
	Brazilian Plans	American Plans
Fixed income	100.0%	46.1%
Variable income	—	41.8%
Others	—	12.1%
Total	100%	100%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2015 and 2014, respectively:

2015
	Brazilian Plan	North America Plan
Average discount rate	12.68%	3.75% - 4.50%
Rate of increase in compensation	Not applicable	2.60% - 3.25%
Mortality table	AT-2000 per sex	COM-2014 and RP-2014
Mortality table of disabled	AT-2000 per sex	Rates by age
Rate of rotation	Based on service and salary level/null	Based on age and/or the service

2014
	Brazilian Plan	North America Plan
Average discount rate	11.69%	3.75% - 4.00%
Rate of increase in compensation	Not applicable	2.60% - 3.25%
Mortality table	AT-2000, per sex	RP-2000CH
Mortality table of disabled	AT-2000, per sex	Rates by age
Rate of rotation	Based on service and salary level/null	Based on age and/or the service

b)             Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 102,899 in 2015 (R$ 115,346 in 2014).

c)              Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2015	2014	2013
Current service cost	5,935	4,701	5,011
Interests expense	18,981	16,389	17,253
Past service cost	—	(103,895)	(75,067)
Net cost pension benefit	24,916	(82,805)	(52,803)

The funded status of the post-employment health benefits plans is as follows:

	2015	2014
Present value of obligations	(446,842)	(351,538)
Total net liabilities	(446,842)	(351,538)

Changes in plan assets and actuarial liabilities were as follows:

	2015	2014	2013
Change in benefit obligation
Benefit obligation at beginning of the year	351,538	369,065	405,723
Cost of service	5,935	5,121	5,374
Interest expense	18,981	15,969	16,890
Past service cost	—	(103,895)	(75,067)
Contributions from participants	2,206	1,769	2,816
Payment of benefits	(17,245)	(16,256)	(17,565)
Medical subsidy	—	510	1,302
Remeasurements	(45,884)	42,345	(20,980)
Exchange variations	131,311	36,910	50,593
Benefit obligation at the end of the year	446,842	351,538	369,086

	2015	2014	2013
Change in plan assets
Contributions from sponsors	14,733	13,653	13,208
Contributions from participants	2,206	1,769	2,708
Medical subsidy	—	510	1,279
Payments of benefits	(16,939)	(15,932)	(17,195)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2015	2014	2013	2012	2011
Present value of defined benefit obligation	(446,842)	(351,538)	(369,086)	(405,723)	(343,713)
Deficit	(446,842)	(351,538)	(369,086)	(405,723)	(343,713)
Experience adjustments on plan liabilities	(45,884)	42,345	(20,980)	21,908	30,330

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2015	2014	2013
Losses on actuarial obligation	(45,884)	42,345	(20,980)
Actuarial losses recognized in Equity	(45,884)	42,345	(20,980)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2015	2014
Average discount rate	3.75% - 4.50%	3.75% - 4.00%
Health treatment - rate assumed next year	6.80% - 7.05%	7.00% - 7.65%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2024 to 2029	4.00% - 4.50%	4.00% - 5.00%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	3,639	(2,878)
Effect over benefit plan obligations	57,389	(46,737)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 73,197 as of December 31, 2015 (R$ 84,831 as of December 31, 2014).

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

	2015	2014
Provision for environmental liabilities	163,806	116,421

Current	27,736	23,025
Non-current	136,070	93,396

NOTE 21 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 17 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. According to Note 3.5, on July 14, 2015, the single quota that FIDC was sold in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 853,252 recognized in the account “Payables to FIDC”.

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

Reconciliations of common and preferred outstanding shares are presented below:

	2015		2014		2013
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,132,613,562	571,929,945	1,132,285,402	571,929,945	1,128,534,345
Treasure shares acquiring	—	(19,923,200)	—	—	—	—
Exercise of stock options	—	2,054,176	—	328,160	—	3,751,057
Balance at the end of the year	571,929,945	1,114,744,538	571,929,945	1,132,613,562	571,929,945	1,132,285,402

At December 31, 2015, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2015
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	49,834,446	8.7	73,696,224	6.4	123,530,670	7.2
Foreign institutional investors	13,881,226	2.4	632,717,431	55.2	646,598,657	37.6
Other shareholders	58,501,619	10.2	155,489,399	13.6	213,991,018	12.4
Treasury stock	1,697,538	0.3	31,286,707	2.7	32,984,245	1.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2014
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6
Foreign institutional investors	21,604,383	3.8	578,731,779	50.4	600,336,162	34.9
Other shareholders	70,509,071	12.3	149,026,479	13.0	219,535,550	12.8
Treasury stock	1,697,538	0.3	13,417,683	1.2	15,115,221	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2013
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	29,436,374	5.1	171,866,798	15.0	201,303,172	11.7
Foreign institutional investors	21,919,936	3.8	562,964,554	49.1	584,884,490	34.0
Other shareholders	70,860,981	12.4	144,612,566	12.6	215,473,547	12.5
Treasury stock	1,697,538	0.3	13,745,843	1.2	15,443,381	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johanpeter is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2015
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,417,683	232,585
Repurchases	—	—	19,923,200	186,033
Exercise of stock options	—	—	(2,054,176)	(35,812)
Closing balance	1,697,538	557	31,286,707	382,806

	2014
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,745,843	238,414
Exercise of stock options	—	—	(328,160)	(5,829)
Closing balance	1,697,538	557	13,417,683	232,585

	2013
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	17,496,900	289,683
Exercise of stock options	—	—	(3,751,057)	(51,269)
Closing balance	1,697,538	557	13,745,843	238,414

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 12.24 during 2015 (R$ 17.34 and R$ 17.34 during the years ended December 31, 2014 and 2013, respectively). In accordade to Note 3.5, the Company acquired non-controlling interests in some subsidiaries using as part of the payment 30 million of preferred shares of Gerdau S.A. (GGBR4), hold in treasury, which are pending of approval from the Brazilian Securities Commission (CVM), and, because of that, are still being presented as treasury stocks.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2015
	Attributed to parent company’s interest	Non- controlling interests	Total
(iii) Acquisition of non-controlling interests as per note 3.5	—	(837,437)	(837,437)
(iv) Other changes	—	12,726	12,726
Effects of interest changes in subsidiaries	—	(824,711)	(824,711)

	December 31, 2014
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	(550,000)	(550,000)
(iv) Other changes	—	(114,767)	(114,767)
Effects of interest changes in subsidiaries	—	(664,767)	(664,767)

	December 31, 2013
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	42,097	42,097
(ii) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(4,335)	4,335	—
(iv) Other changes	—	(27,637)	(27,637)
Effects of interest changes in subsidiaries	(4,335)	18,795	14,460

(i) Changes in the Paraopeba — Fixed Income Investment Fund (Note 3.1), which is managed by JP Morgan, due to changes in the amount invested by each subsidiary of the Company in comparison with the amount of investments held by non-consolidated entities (related parties); (ii) increases and decreases in the amounts attributed to the parent company and in the amounts attributed to non-controlling interests due to changes in subsidiaries ownership not resulting in a change of control; (iii) Acquisition of non-controlling interests in some Brazilian subsidiaries as described in note 3.5; (iv) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 63,074 for 2015 (R$ 69,547 in 2014).

The interest on capital and dividends credited during the year totaled R$ 252,976, which were distributed based on earnings obtained in the first semester of 2015 and retained earnings. Due to net net loss of 2015, the management of the Company will propose in the General Shareholders Meeting that the amount distributed in 2015 be considered as distributed using Retained Earnings balance (Investments and working capital reserve), as follows:

	2015	2014	2013
Net income (loss)	(4,551,438)	1,402,873	1,583,731
Constitution of legal reserve	—	(70,144)	(79,187)
Constitution of the tax incentives reserve	—	(51,126)	(69,514)
Net income before dividends and interest on capital	(4,551,438)	1,281,603	1,435,030
Dividends and interest on capital	—	(426,141)	(476,667)
Net income (loss) before constitution of investments and working capital reserve	(4,551,438)	855,462	958,363

Constitution of investments and working capital reserve	—	(855,462)	(958,363)
Absorption of net loss by investments and working capital reserve	4,551,438	—	—

	Dividends and interest on capital in the years
Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	2015	2014	2013
1st quarter	Interest	0.06	1,686,329	5/21/2015	2/6/2015	(101,200)	(119,331)	—
1st quarter	Dividends					—	—	(34,013)
2nd quarter	Dividends					—	(102,268)	(119,047)
2nd quarter	Interest	0.05	1,686,366	8/24/2015	4/9/2015	(84,318)	—	—
3rd quarter	Interest					—	(85,224)	(204,312)
3rd quarter	Dividends	0.04	1,686,459	11/09/2015	11/19/2015	(67,458)	—	—
4th quarter	Dividends					—	(119,318)	(119,295)
						(252,976)	(426,141)	(476,667)
Credit per share (R$)						0.15	0.25	0.28

The remaining income for the previous year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

NOTE 23 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share. For the year ended on December 31, 2015, the potential common shares, as presented below, were excluded from the calculation of diluted net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

Basic

	2015
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(1,541,242)	(3,010,196)	(4,551,438)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,117,034,926

Earnings per share (in R$) — Basic	(2.69)	(2.69)

	2014
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	470,746	932,127	1,402,873

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,483,383

Earnings per share (in R$) — Basic	0.82	0.82

	2013
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	532,464	1,051,267	1,583,731

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,129,184,775

Earnings per share (in R$) — Basic	0.93	0.93

Diluted

	2015	2014	2013
Diluted numerator
Allocated net income (loss) available to Common and Preferred shareholders
Net income (loss) allocated to preferred shareholders	(3,010,196)	932,127	1,051,267
Add:
Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(6,633)	714	1,851
	(3,016,829)	932,841	1,053,118

Net income (loss) allocated to common shareholders	(1,541,242)	470,746	532,464
Less:
Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	6,633	(714)	(1,851)
	(1,534,609)	470,032	530,613

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,117,034,926	1,132,483,383	1,129,184,775
Potential increase in number of preferred shares outstanding in respect of stock option plan	7,299,735	2,588,297	5,937,260
Total	1,124,334,661	1,135,071,680	1,135,122,035

Earnings per share — Diluted (Common and Preferred Shares)	(2.69)	0.82	0.93

The Company had no instruments excluded from the calculation of diluted EPS because they were antidilutive.

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2015	2014	2013
Gross sales	48,701,895	47,866,687	45,716,601
Taxes on sales	(3,184,879)	(4,098,426)	(4,179,096)
Discounts	(1,935,775)	(1,221,922)	(1,674,468)
Net sales	43,581,241	42,546,339	39,863,037

NOTE 25 - LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	2015		2014		2013
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	2,448,973	19.53	2,793,495	19.44	13,481,041	17.34
Options Granted	—	—	—	—	1,947,564	18.58
Options Exercised	(25,210)	19.56	(52,340)	17.34	(2,388,004)	9.60
Options Forfeited	(1,349,517)	20.98	(292,182)	19.47	(279,004)	20.22
Converted to Restricted Shares	—	—	—	—	(9,968,102)	18.96
Available at the end of the year	1,074,246	18.36	2,448,973	19.53	2,793,495	19.44

The average market price of the share in the year ended December 31, 2015 was R$ 7.70 (R$ 13.31 and R$ 16.01 in the years ended December 31, 2014 and 2013, respectively).

As of December 31, 2015 the Company has a total of 31,286,707 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at December 31, 2015*
			R$
R$ 16.99	80,742	3.2	14.52	80,742
R$ 53.26	12,581	1.2	45.54	12,581
R$ 77.47	8,953	2.2	66.24	8,953
R$ 10.58 to R$ 29.12	971,970	5.0	17.88	25,623
	1,074,246			127,899

*The total of options vested that are exercisable on December 31, 2015 is 127,899 (176,891 and 252,372 on December 31, 2014 and 2013).

During the years ended December 31, 2015, 2014 and 2013, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 39,657, R$ 36,209 and R$ 30,945, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2015.

b) Restricted Shares and Performance Shares Summary:

Balance on January 1, 2013	1,024,876
Granted	597,472
Addition due to the Convertion from SARs	2,898,828
Addition due to the Convertion from Stock Options	5,234,336
Forfeited	(652,956)
Exercised	(1,731,341)
Balance on December 31, 2013	7,371,215
Granted	3,981,219
Forfeited	(739,017)
Exercised	(527,183)
Balance on December 31, 2014	10,086,234
Granted	9,098,389
Forfeited	(2,717,724)
Exercised	(3,941,643)
Balance on December 31, 2015	12,525,256

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

In 2015, an award of approximately US$ 13.9 million (R$ 46.4 million) was granted to participants under the EIP. The Company issued 3,833,542 RSUs, and 1,792,456 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2014, an award of approximately US$ 11.7 million (R$ 27.5 million) was granted to participants under the EIP. The Company issued 767,027 RSUs, and 1,150,541 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2013, an award of approximately US$ 11.9 million (R$ 31.6 million) was granted to participants under the EIP. The Company issued 2,423,379 equity-settled SARs, 198,552 RSUs, and 398,920 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2015, there were 585,310 SARs and 102,276 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

As of December 31, 2015 and December 31, 2014, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 0 and US$ 370 thousand (R$ 983 thousand), respectively.

NOTE 26 — SEGMENT REPORTING

On July 14, 2015, the Company announced changes in the composition of its segments, with implementation as from the 2015 third quarter results financial statements, in order to capture greater strategic and operating synergies in the customer service operations for the South American, North American and Brazilian markets: (a) the operations in Mexico and the Joint Ventures in the Dominican Republic, Guatemala and Mexico become part of the North America Business Operation, which is currently formed by the long steel operations in Canada and United States; (b) the South America Business Operation is created, which will be formed by the long steel operations in Argentina, Chile, Colombia, Peru, Venezuela and Uruguay; (c) the Iron Ore operations become part of the Brazil Business Operation, which is currently formed by the long and flat steel operations in Brazil and the metallurgical coal and coke operations in Colombia: (d) the Special Steel Business Operation will remain unchanged, which is formed by the special steel operations in Brazil, Spain, United States and India.

For disclosure purposes, the comparative information has been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

	Business Segments
	2015
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	12,977,327	17,312,166	5,477,228	8,882,071	(1,067,551)	43,581,241
Cost of sales	(11,433,115)	(15,800,270)	(4,800,063)	(8,333,189)	1,076,111	(39,290,526)
Gross profit	1,544,212	1,511,896	677,165	548,882	8,560	4,290,715
Selling, general and administrative expenses	(821,152)	(814,393)	(313,521)	(371,481)	(261,938)	(2,582,485)
Other operating income (expenses)	3,638	18,379	2,985	21,791	50,207	97,000
Impairment of assets	(834,665)	(1,882,239)	(354,468)	(1,924,868)	—	(4,996,240)
Equity in earnings of unconsolidated companies	—	(34,289)	(1,935)	—	11,722	(24,502)
Operational (Loss) income before financial income (expenses) and taxes	(107,967)	(1,200,646)	10,226	(1,725,676)	(191,449)	(3,215,512)
Financial result, net	(624,526)	(234,183)	(98,557)	(288,021)	(1,633,609)	(2,878,896)
Income (Loss) before taxes	(732,493)	(1,434,829)	(88,331)	(2,013,697)	(1,825,058)	(6,094,408)
Income and social contribution taxes	60,804	5,196	(104,308)	(283,633)	1,820,363	1,498,422
Net income (Loss)	(671,689)	(1,429,633)	(192,639)	(2,297,330)	(4,695)	(4,595,986)

Supplemental information:
Net sales between segments	817,494	121,292	685	128,080	—	1,067,551

Depreciation/amortization	928,861	836,660	192,014	650,374	—	2,607,909

Investments in associates and jointly-controlled entities	—	1,301,201	—	2,082	89,599	1,392,882
Total assets	20,791,119	27,900,130	6,470,593	17,077,208	(2,144,341)	70,094,709
Total liabilities	12,831,815	7,214,899	2,451,835	9,369,552	6,256,225	38,124,326

	Business Segments
	2014
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,813,344	14,640,085	5,078,483	8,643,865	(629,438)	42,546,339
Cost of sales	(12,003,410)	(13,692,783)	(4,422,768)	(7,921,906)	634,539	(37,406,328)
Gross profit	2,809,934	947,302	655,715	721,959	5,101	5,140,011
Selling, general and administrative expenses	(922,597)	(752,868)	(332,982)	(378,035)	(341,465)	(2,727,947)
Other operating income (expenses)	20,117	15,693	(28,810)	28,743	52,150	87,893
Impairment of assets	—	(31,921)	(307,453)	—	—	(339,374)
Gains in joint ventures operations	—	636,528	—	—	—	636,528
Equity in earnings of unconsolidated companies	—	83,164	(5,052)	—	23,763	101,875
Operational (Loss) income before financial income (expenses) and taxes	1,907,454	897,898	(18,582)	372,667	(260,451)	2,898,986
Financial result, net	(536,542)	(161,190)	(65,823)	(180,913)	(616,534)	(1,561,002)
Income before taxes	1,370,912	736,708	(84,405)	191,754	(876,985)	1,337,984
Income and social contribution taxes	(357,148)	(98,379)	(25,610)	(68,675)	700,201	150,389
Net income	1,013,764	638,329	(110,015)	123,079	(176,784)	1,488,373

Supplemental information:
Net sales between segments	408,089	86,651	2,499	132,199	—	629,438

Depreciation/amortization	906,775	590,585	184,916	545,120	—	2,227,396

Investments in associates and jointly-controlled entities	—	1,248,339	20,250	1,580	124,214	1,394,383
Total assets	22,067,352	20,441,298	5,792,553	15,400,776	(659,649)	63,042,330
Total liabilities	11,044,078	5,182,550	1,958,599	7,382,045	4,220,524	29,787,796

	Business Segments
	2013
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	15,111,033	13,163,587	4,797,334	8,023,058	(1,231,975)	39,863,037
Cost of sales	(11,894,313)	(12,517,352)	(4,234,531)	(7,308,700)	1,226,436	(34,728,460)
Gross profit	3,216,720	646,235	562,803	714,358	(5,539)	5,134,577
Selling, general and administrative expenses	(939,600)	(668,599)	(285,478)	(327,569)	(390,630)	(2,611,876)
Other operating income (expenses)	129,370	12,034	(1,442)	17,623	20,136	177,721
Equity in earnings of unconsolidated companies	—	37,335	(2,182)	—	18,848	54,001
Operational (Loss) income before financial income (expenses) and taxes	2,406,490	27,005	273,701	404,412	(357,185)	2,754,423
Financial result, net	(134,503)	(195,427)	(66,747)	(130,250)	(774,850)	(1,301,777)
Income before taxes	2,271,987	(168,422)	206,954	274,162	(1,132,035)	1,452,646
Income and social contribution taxes	(566,779)	152,399	(68,409)	(117,447)	841,292	241,056
Net income	1,705,208	(16,023)	138,545	156,715	(290,743)	1,693,702

Supplemental information:
Net sales between segments	891,218	184,492	2,898	153,367	—	1,231,975

Depreciation/amortization	822,221	536,389	165,999	504,898	—	2,029,507

Investments in associates and jointly-controlled entities	—	1,429,705	26,120	1,288	132,918	1,590,031
Total assets	20,345,227	18,557,921	6,278,871	14,830,092	(1,797,071)	58,215,040
Total liabilities	9,523,647	4,747,013	1,923,902	6,912,854	3,086,867	26,194,283

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2015	2015	2015	2015	2015
Net sales	14,033,792	6,653,980	19,813,519	3,079,950	43,581,241
Total assets	22,803,505	9,327,457	36,048,019	1,915,728	70,094,709

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2014	2014	2014	2014	2014
Net sales	16,428,472	6,063,220	17,250,898	2,803,749	42,546,339
Total assets	24,503,901	8,409,583	26,288,644	3,840,202	63,042,330

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2013	2013	2013	2013	2013
Net sales	16,134,963	5,989,926	15,416,686	2,321,462	39,863,037
Total assets	22,036,970	8,478,180	23,843,862	3,856,028	58,215,040

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

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2015	2014
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	76,880,135	48,291,077
Business Interruption	Net income plus fixed expenses	13,286,365	9,694,293
Civil Liability	Industrial operations	675,082	467,887

NOTE 28 — IMPAIRMENT OF ASSETS

The Company performs tests for impairment of assets, notably goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts. The impairment test of these assets are assessed based on the analysis of facts or circumstances that may indicate the need to perform the impairment test and are performed annually in December, or being anticipated whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

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

The Company maintains its monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Additionally, as described in Note 26 — Segment Reporting, as from the 2015 third quarter results disclosure, the Company made changes to the composition of its business segments.

Based on these events mentioned above, associated with the changes in the segment reporting, the Company concluded the need for an interim impairment test of goodwill and other long-lived assets for the third quarter of 2015, in which losses were identified of assets in the amount of R$ 1,867,586, of which R$ 1,161,688 related to other long-lived assets and R$ 705,898 related to goodwill.

During the fourth quarter of 2015, the Company verified a deterioration in the economic scenario in some steel consuming markets at an intensity greater than the one considered in the impairment tests scenarios in the previous quarter. These circumstances resulted in an increase in the discount rate used in the projections of its business segments cash flows.

The Company, then, concluded for the need to perform the goodwill and other long-lived assets impairment test for the fourth quarter of 2015, in which losses were identified by impairment of assets in the amount of R$ 3,128,654, of which R$ 834,665 related to other long-lived assets (Note 28.1) and R$ 2,293,989 related to goodwill (Note 28.2).

Considering the tests performed in the third and fourth quarter of 2015, the impairment losses were R$ 4,996,240 in 2015 (R$ 339,364 in 2014), of which R$ 1,996,353 in 2015 (R$ 339,364 in 2014) related toother long-lived assets and R$ 2,999,887 in 2015 (R$ 0 in 2014) related to goodwill.

28.1 Other assets Impairment test

In the third quarter of 2015, due to the review of the investment plan in certain industrial plants and the shutdown of certain activities due to relevant changes in the economy of the region where these units are located, the tests in other long-lived assets identified impairment losses as follows: a) in fixed assets in certain industrial plants in the Special Steel segment due to the recoverable amount being below the book value in R$ 799,902. These losses were determined based on the difference between the carrying amount and the recoverable amount of these assets in the amount of R$ 1,930,813 representing its value in use (higher of fair value less cost to sell or its value in use); b) the investment accounted by the equity method of the associate company Corporación Centroamericana del Acero S.A., belonging to the North America segment due to recoverable amount below the carrying amount in R$ 361,786. These losses were determined based on the difference of carrying amount and the recoverable amount of these assets in the amount of R$ 215,808 representing its value in use (higher of fair value less cost to sell or its value in use).

Additionally, in the fourth quarter of 2015 due to the deteriorating economic conditions in a greater intensity than contemplated in the scenarios of the impairment test performed in the previous quarter and, combined with the lack of expected future use of certain assets of certain industrial plants in the Brazil segment, the tests performed in other long-lived assets identified impairment losses in the fixed assets in the amount of R$ 834,665.

Considering the tests performed in the third and fourth quarter of 2015, the impairment losses of the impairment test of other long-lived assets were R$ 1,996,353 in 2015 (R$ 339,364 in 2014).

The discount rates before income tax used for this test are the same as presented in note 28.2 of the goodwill impairment test.

28.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. On the third quarter of 2015, the Company performed an impairment test of goodwill for its all segments. The analysis performed indicated a goodwill impairment loss in the amount of R$ 351,430 for the North America segment and R$ 354,468 for the South America segment, which represents the total goodwill of this segment. The segments Brazil and Special Steel did not presented goodwill impairment losses in the test performed.

In the fourth quarter of 2015, based on the circumstances previously described, the Company performed a goodwill impairment test for the North America, Special Steel and Brazil segments. The test identified goodwill impairment losses in the amount of R$ 1,169,023 for the North America segment and R$ 1,124,966 for the Special Steel segment. The Brazil segment did not presented goodwill impairment losses in the year.

Considering the tests performed in the third and fourth quarters of 2015, the goodwill impairment losses were R$ 2,999,887 in 2015 (R$ 0 in 2014).

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include prepared in dollars: projected cash flows based on Management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the third and fourth quarters tests were: a) North America: 3% (3% in December 2014); b) Special Steel: 3% (3% in December 2014); c) South America: 2.2% (3% in December 2014); d) Brazil: 3% (3% in December 2014).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were: a) North America: 12.3% in the fourth quarter in 2015 and 11.7% in the third quarter of 2015 (11.4% in December 2014); Special Steel: 12.8% in the fourth quarter of 2015 and 12.4% in the third quarter of 2015 (12.5% in December 2014); c) South America: 13.7% in the third quarter of 2015 (11.9% in December 2014) and d) Brazil: 15.5% in the fourth quarter of 2015 and 14.2% in the third quarter of 2015 (13.9% in December 2014).

The discounted cash flows are compared to the carrying amount of each segment and result in the recoverable amount as follows: a) North America: below the carrying amount in R$ 1,169 million (exceeded the carrying amount in R$ 1,699 million in December 2014); b) South America: below the carrying amount in R$ 354 million (exceeded the carrying amount in R$ 668 million in December 2014); c) Special Steel: below the carrying amount in R$ 1,125 million (exceeding the carrying amount in R$ 1,591 million in December 2014); and d) Brazil: exceeded the carrying amount in R$ 43 million (exceeded the carrying amount in R$ 3.103 million in December 2014).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value or exceed the book value as follows: a) North America: below the book value in R$ 1,452 million (exceeded the book value in R$ 394 million in December 2014); b) Special Steel: below the book value in R$ 582 million (exceeded the book value in R$ 785 million in December 2014); c) South America: below the book value in R$ 354 million (exceeded the book value in R$ 186 million in December 2014); and d) Brazil: below the book value in R$ 765 million (exceeded the book value in R$ 2,073 million in December 2014).

On the other hand, a decrease of 0.5% in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts below the book value and/or exceed the book value as follows: a) North America: below the book value in R$ 1,076 million (exceeded the book value in R$ 678 million in December 2014); b) Special Steel: below the book value in R$ 428 million (exceeded the book value in R$ 976 million in December 2014); c) South America: below the book value in R$ 253 million (exceeded the book value in R$ 310 million in December 2014); and d) Brazil: below the book value in R$ 514 million (exceeded the book value in R$ 2,365 million in December 2014).

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

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2015	2014	2013
Depreciation and amortization	(2,607,909)	(2,227,396)	(2,029,507)
Labor expenses	(7,018,129)	(6,444,454)	(6,077,868)
Raw material and consumption material	(27,126,417)	(26,472,335)	(24,545,626)
Credit Recovery	—	141,336	329,084
Freight	(2,538,071)	(2,262,143)	(2,075,459)
Impairment of assets	(4,996,240)	(339,374)	—
Gains in joint ventures operations	—	636,528	—
Other expenses/income, net	(2,485,485)	(2,781,390)	(2,763,239)
	(46,772,251)	(39,749,228)	(37,162,615)

Classified as:
Cost of sales	(39,290,526)	(37,406,328)	(34,728,460)
Selling expenses	(785,002)	(691,021)	(658,862)
General and administrative expenses	(1,797,483)	(2,036,926)	(1,953,014)
Other operating income	213,431	238,435	318,256
Other operating expenses	(116,431)	(150,542)	(140,535)
Impairment of assets	(4,996,240)	(339,374)	—
Gains in joint ventures operations	—	636,528	—
	(46,772,251)	(39,749,228)	(37,162,615)

NOTE 30 — FINANCIAL INCOME

	2015	2014	2013

Income from short-term investments	270,742	144,723	135,040
Monetary variation on credit recovery	—	—	41,053
Interest income and other financial income	107,660	131,526	116,817
Financial Income	378,402	276,249	292,910

Interest on debt	(1,471,526)	(1,178,034)	(901,273)
Monetary variation and other financial expenses	(308,840)	(219,341)	(152,112)
Financial Expenses	(1,780,366)	(1,397,375)	(1,053,385)

Exchange Variation, net	(1,564,017)	(476,367)	(544,156)
Gains and losses on financial instruments, net	87,085	36,491	2,854

Financial result, net	(2,878,896)	(1,561,002)	(1,301,777)

NOTE 31 — SUBSEQUENT EVENTS

I) On January 27, 2016, the Company announced its plans to form a joint venture with the companies Sumitomo Corporation and The Japan Steel Works (JSW) to serve Brazil’s growing wind power industry. The project, which will require approval from anti-trust authorities, is expected to be located in Pindamonhangaba (São Paulo) and will supply parts for wind turbine towers starting in 2017. The execution and formalization of the joint venture is pending of analysis and approval by the applicable authorities.

II) On February 4, 2016, the Company announced that it has signed a technical cooperation agreement with JFE Steel Corporation for the production in Brazil of heavy plates, a value added steel good, to serve the market in the Americas. The agreement will optimize the learning curve of the heavy plate rolling mill, which will have the most modern technological resources and it will start operations in July/16 at the Ouro Branco Mill in the state of Minas Gerais.

III) Operation Zelotes

As described in Note 17, certain subsidiaries of Gerdau S.A. (collectively, “Company”) are parties to ongoing proceedings before the Administrative Board of Tax Appeals (“CARF”), an administrative organ of the Brazilian Ministry of Finance.

In March 2015, it was reported in the press that the Brazilian Federal Police had started an operation called Zelotes (“Operation”), to investigate whether a number of corporate taxpayers attempted to influence the decisions of CARF through illegal means. On April 6, 2015, the Company received Official Communication 134/2015/CVM/SEP/GEA-2 from the Brazilian Securities Commission (CVM) requesting clarifications regarding news reports linking the Company to the Operation. The Company clarified that, up to that moment, it had not been contacted by any public authority concerning the Operation.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things:  (i) whether, in light of current knowledge, proper protocol was followed in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms incuded the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of a director or officer of the Company in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

On February 25, 2016, the Federal Police came to Gerdau’s premises to execute court ordered searches and seizures, taking documents and data for examination. The Federal Police also interviewed certain individuals associated with Gerdau, including its Chief Executive Officer and another current Board member.  On that same date, filing a press release with SEC and CVM, the Company informed Bovespa and the New York Stock Exchange (NYSE).

The Internal Investigation is ongoing, and the Company is cooperating with the Federal Police.

As of the date of the approval of these financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation by the Federal Police or of the Internal Investigation. In addition, the Company believes that there currently is insufficient information to determine any reserve for losses or to disclose any contingency.

**************************************