Form 20-F
period 2016-12-31
GERDAU S.A.
filed 2017-03-15
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2016 was:

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

(vii)                           “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, South America, North America and Europe/Asia, excluding our jointly controlled entity and associate companies;

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

(x)                                 “Brazil BD” means Brazil Business Division, “North America BD” means North America Business Division, “South America BD” means South America Business Division and “Special Steel BD” means Special Steel Business Division.

(xi)                              “proven or probable mineral reserves” has the meaning defined by SEC in Industry Guide 7.

The Company has prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 45% stake, in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2016.  Subsequent developments are discussed in Item 8.B - Financial Information - Significant Changes.

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

ITEM 3.                                                KEY INFORMATION

A.                                                                             SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with the IFRS financial statements of the Company, appearing elsewhere in this Annual Report,  and section “Operating and Financial Review and Prospects”. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2016, 2015, 2014, 2013 and 2012 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2016	2015	2014	2013	2012
NET SALES	37,651,667	43,581,241	42,546,339	39,863,037	37,981,668
Cost of sales	(34,187,941)	(39,290,526)	(37,406,328)	(34,728,460)	(33,234,102)

GROSS PROFIT	3,463,726	4,290,715	5,140,011	5,134,577	4,747,566
Selling expenses	(710,766)	(785,002)	(691,021)	(658,862)	(587,369)
General and administrative expenses	(1,528,262)	(1,797,483)	(2,036,926)	(1,953,014)	(1,884,306)
Impairment of assets	(2,917,911)	(4,996,240)	(339,374)	—	—
Results in operations with subsidiaries, associate and jointly controlled entity	(58,223)	—	636,528	—	—
Other operating income	242,077	213,431	238,435	318,256	244,414
Other operating expenses	(114,230)	(116,431)	(150,542)	(140,535)	(180,453)
Equity in earnings (losses) of unconsolidated companies	(12,771)	(24,502)	101,875	54,001	8,353

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(1,636,360)	(3,215,512)	2,898,986	2,754,423	2,348,205
Financial income	252,045	378,402	276,249	292,910	316,611
Financial expenses	(2,010,005)	(1,780,366)	(1,397,375)	(1,053,385)	(952,679)
Exchange variations, net	851,635	(1,564,017)	(476,367)	(544,156)	(134,128)
Gains and losses on financial instruments, net	(38,930)	87,085	36,491	(2,854)	(18,547)

INCOME (LOSS) BEFORE TAXES	(2,581,615)	(6,094,408)	1,337,984	1,452,646	1,559,462

Current	(110,511)	(158,450)	(571,926)	(318,422)	(316,271)
Deferred	(193,803)	1,656,872	722,315	559,478	253,049
Income and social contribution taxes	(304,314)	1,498,422	150,389	241,056	(63,222)

NET INCOME (LOSS)	(2,885,929)	(4,595,986)	1,488,373	1,693,702	1,496,240

ATRIBUTABLE TO:
Owners of the parent	(2,890,811)	(4,551,438)	1,402,873	1,583,731	1,425,633
Non-controlling interests	4,882	(44,548)	85,500	109,971	70,607
	(2,885,929)	(4,595,986)	1,488,373	1,693,702	1,496,240

	(Expressed in thousands of Brazilian Reais-R$ except quantity of shares and amounts per share)
	2016	2015	2014	2013	2012
Basic earnings (loss) per share — in R$
Common	(1.70)	(2.69)	0.82	0.93	0.84
Preferred	(1.70)	(2.69)	0.82	0.93	0.84
Diluted earnings (loss) per share — in R$
Common	(1.70)	(2.69)	0.82	0.93	0.84
Preferred	(1.70)	(2.69)	0.82	0.93	0.84
Cash dividends declared per share — in R$
Common	0.05	0.15	0.25	0.28	0.24
Preferred	0.05	0.15	0.25	0.28	0.24

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Weighted average Preferred Shares outstanding during the year (1)	1,132,626,373	1,117,034,926	1,132,483,383	1,129,184,775	1,130,398,618
Number of Common Shares outstanding at year end (2)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Number of Preferred Shares outstanding at year end (2)	1,137,018,570	1,114,744,538	1,132,613,562	1,132,285,402	1,128,534,345

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year.

	On December 31,
	2016	2015	2014	2013	2012
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	5,063,383	5,648,080	3,049,971	2,099,224	1,437,235
Short-term investments (1)	1,024,411	1,270,760	2,798,834	2,123,168	1,059,605
Current assets	17,796,740	22,177,498	20,682,739	18,177,222	16,410,397
Current liabilities	8,621,509	7,863,031	7,772,796	7,236,630	7,823,182
Net working capital (2)	9,175,231	14,314,467	12,909,943	10,940,592	8,587,215
Property, plant and equipment, net	19,351,891	22,784,326	22,131,789	21,419,074	19,690,181
Net assets (3)	24,274,653	31,970,383	33,254,534	32,020,757	28,797,917
Total assets	54,635,141	70,094,709	63,042,330	58,215,040	53,093,158
Short-term debt (including “Current Portion of Long-Term Debt”)	4,458,220	2,387,237	2,037,869	1,810,783	2,324,374
Long-term debt, less current portion	15,959,590	23,826,758	17,148,580	14,481,497	11,725,868
Debentures - short term	—	—	—	27,584	257,979
Debentures - long term	165,423	246,862	335,036	386,911	360,334
Equity	24,274,653	31,970,383	33,254,534	32,020,757	28,797,917
Capital	19,249,181	19,249,181	19,249,181	19,249,181	19,249,181

(1)  Includes held for trading.

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

Exchange rates from U.S. dollars to Brazilian reais

Period	Period- end	Average	High	Low
March-2017 (through March 13)	3.1541	3.1350	3.1735	3.0976
February-2017	3.0993	3.1042	3.1479	3.0510
January-2017	3.1270	3.1966	3.2729	3.1270
December-2016	3.2591	3.3523	3.4650	3.2591
November-2016	3.3967	3.3420	3.4446	3.2024
October - 2016	3.1811	3.1858	3.2359	3.1193
September - 2016	3.2462	3.2564	3.3326	3.1934
2016	3.2591	3.4833	4.1558	3.1193
2015	3.9048	3.3399	4.1949	2.5754
2014	2.6562	2.3547	2.7403	2.1974
2013	2.3426	2.1601	2.4457	1.9528
2012	2.0435	1.9550	2.1121	1.7024

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2016, the Company had 571,929,945 common shares and 1,137,018,570 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2012. The figures are expressed in Brazilian reais and U.S. dollars.  The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock

1st Quarter 2012	05/02/2012	0.0600	0.0313
2nd Quarter 2012	08/02/2012	0.0900	0.0440
3rd Quarter 2012	11/01/2012	0.0700	0.0345
4th Quarter 2012	02/21/2013	0.0200	0.0101
1st Quarter 2013	05/07/2013	0.0200	0.0099
2nd Quarter 2013 (1)	08/01/2013	0.0700	0.0305
3rd Quarter 2013 (1)	10/31/2013	0.1200	0.0545
4th Quarter 2013	02/21/2014	0.0700	0.0296
1st Quarter 2014 (1)	05/07/2014	0.0700	0.0312
2nd Quarter 2014	07/30/2014	0.0600	0.0265
3rd Quarter 2014 (1)	11/05/2014	0.0500	0.0199
4th Quarter 2014	03/04/2015	0.0700	0.0235
1st Quarter 2015 (1)	06/05/2015	0.0600	0.0197
2nd Quarter 2015 (1)	08/12/2015	0.0500	0.0144
3rd Quarter 2015	10/29/2015	0.0400	0.0102
2nd Quarter 2016	08/10/2016	0.0300	0.0096
3rd Quarter 2016	11/04/2016	0.0200	0.0062

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. In December 2011, Moody’s assigned the investment grade rating “Baa3” for all of Gerdau’s ratings. With the deterioration of the Brazilian economy, S&P, Fitch and Moody’s downgraded Brazil’s sovereign rating. Despite the loss of Brazil’s investment grade in 2015, the Company maintained its investment grade by the rating agencies Fitch and Standard & Poor’s. However, on February 5, 2016, Moody’s downgraded Gerdau’s credit rating to “Ba3”, with a negative outlook.

The loss of any additional of Gerdau’s investment grade ratings could increase its cost of capital, impair its ability to obtain capital and adversely affect its financial condition and results of operations.

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

•  The Company may be required to adjust the level of funds available for additions to fixed assets; and

•  Furthermore, R$16.5 billion of the total indebtedness of the Company and its subsidiaries, as of December 31, 2016, was subject to cross-default provisions, which could result in the early maturity of obligations, at thresholds varying from

US$30.7 million to US$100.0 million, depending on the agreement. Thus, there is a risk that an event of default in one single debt agreement can potentially trigger events of default in other debt agreements.

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

The principal litigations are described more fully in “Legal Proceedings.” Among the material matters for which no reserve has been established are the following:

•  The Company and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) — state VAT —  proceedings, which essentially relate to tax credit and rate differences, and amount in aggregate to R$ 1,832 million as of December 31, 2016.

• The Company and its subsidiaries, Gerdau Açominas S.A.; Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to proceedings related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 691 million as of December 31, 2016.

• Subsidiary Gerdau Aços Longos S.A. is party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$117 million, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, the judgment of which is currently pending before the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

• Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to an administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,410 million. Said proceedings relate to profits generated abroad, of which (i) R$ 1,248 million correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 348 million relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and is subject to special appeals currently pending in CARF’s superior tribunal, and (i.b) R$ 900 million relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (ii) R$ 162 million correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal in CARF’s lower tribunal was dismissed, and currently awaits the publication of judgment for the lodging of an appeal.

•  Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 5,089 million, of which (i) R$ 3,913 million correspond to four proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and in connection with Gerdau Aços Longos S.A., the Company obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy in the amount of R$ 2,806 million; (ii) R$ 505 million correspond to two proceedings involving Gerdau Acos Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii)  R$ 115 million correspond to a proceeding involving the subsidiary Gerdau Aços Especiais S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; and (iv) R$ 556 million correspond to one proceeding involving the subsidiary Gerdau Aços Longos S.A., the challenge to which was filed by the Company on January 13, 2017 and is currently pending judgment by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage an external legal counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things:  (i) whether, in light of existent practices, proper protocol was followed in the Company’s relationship  with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether these firms have remained within the scope of thecontracted work; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act from part of directors and/or officers of the Company in it’s the relationship with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company as of the date of the approval of these Financial Statements believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or to disclose any contingency.

The Company’s legal tax advisors have confirmed that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill, which generated the above mentioned proceedings, were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

Unexpected equipment failures may lead to production curtailments or shutdowns.

Unexpected interruptions in the production capabilities at Gerdau’s principal sites and installations would increase production costs, reducing shipments and earnings for the affected period. These interruptions result from: (i) unpredictable/periodic equipment failures, which are essential to the development of the production processes of Gerdau, such as steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers; and/or (ii) unanticipated events such as fires, explosions or violent weather conditions. As a result, Gerdau has experienced and may in the future experience material plant shutdowns or periods of reduced production. Unexpected interruptions in production capabilities would adversely affect Gerdau’s productivity and results of operations. Moreover, any interruption in production capability may require Gerdau to make additions to fixed assets to remedy the problem, which would reduce the amount of cash available for operations. Gerdau’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could adversely affect the business, results of operations, cash flows and financial condition.

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

In order to demonstrate the existence of proven or probable reserves, it would be necessary for Company to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. The absence of proven or probable reserves makes it more likely that Company’s properties may cease to be profitable and that the money spent on exploration and development may never be recovered, which could adversely affect the financial condition and results of operations of the Company.

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

If a mining project proves not to be economically feasible by the time we are able to profit from it, the Company may incur substantial losses and be obliged to take write-offs.  In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible and could adversely affect the financial condition and results of operations of the Company.

The Company has two mining tailing dams and any accident or defect affecting the structural integrity of either of them could affect its image, results of operations, cash flows and financial condition.

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

•                            Payment of fines and damages;

•                            Potential environmental impacts.

Any one or more of these consequences could have a material adverse impact on our results of operations, cash flow and financial condition.

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

By having such power, the controlling shareholder can make decisions that may conflict with the interest of the Company and other shareholders, which could adversely affect the financial condition and the results of operations of the Company.

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

The main metal input for the Company’s mini-mills, which mills accounted for 78.0% of total crude steel output as of December 31, 2016, is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic supply and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

Increases in iron ore and coal prices, or reductions in market supply, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce liquid pig iron at its mills Ouro Branco, Barão de Cocais and Divinópolis in the state of Minas Gerais.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. This unit represented 49.5% of the total crude steel output (in volume) of the Brazil Business Division. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the Brazilian state of Minas Gerais. To mitigate its exposure to the volatility in iron ore prices, the Company invested in expanding the production capacity of these mines, which, commencing in 2012, met 100% of iron ore demand from the Ouro Branco Mill.

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from Canada, the United States, Australia, Mozambique, Peru, Russia and Colombia. Although the market for the supply of coking coal is relatively balanced at the moment, and we have entered into long-term contracts with negotiable prices periodically to minimize the risks of shortages, a shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill. In addition, an increase in prices could reduce profit margins. Another related risk is the currency depreciation to which the Ouro Branco Mill is exposed, since all coking coal consumed by the operation is imported.

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

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high risk real estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies. The steel sector is experiencing challenges mainly due to excess global steel capacity, the Chinese economic slowdown, and the entry of imported steel into countries with more open economies.

The economic downturn and turbulence in the global economy can negatively impact the consuming markets, affecting the business environment with respect to the following:

• Decrease in international steel prices;

• Slump in international steel trading volumes;

• Crisis in automotive industry and infrastructure sectors; and

• Lack of liquidity in the international market.

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

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers. In 2015, Brazil was downgraded below investment grade by Moody’s, Standard & Poor’s and Fitch Ratings. These and other developments in Brazil’s economy and government policies may adversely affect the Company and its business.

In addition, and as a consequence of the above, Brazil has been experiencing an economic slowdown. The GDP growth rates were -3.6% in 2016, -3.8% in 2015 and 0.1% in 2014.

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

If Brazil experiences high levels of inflation once again, the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, which could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect our business. As a result, the Company’s financial condition and results of operations may be adversely affected.

Variations in the foreign exchange rates between the U.S. dollar and the currencies of countries in which the Company operates may increase the cost of servicing its debt denominated in foreign currency and adversely affect its overall financial performance.

The Company’s results of operations are affected by fluctuations in the foreign exchange rates between the Brazilian real, the currency in which the Company prepares its financial statements, and the currencies of the countries in which it operates.

For example, the North America Business Division reports its results in U.S. dollars. Therefore, fluctuations in the exchange rate between the U.S. dollar and the Brazilian real could affect its results of operations. The same occurs with all other businesses located outside Brazil with respect to the exchange rate between the local currency of the respective subsidiary and the Brazilian real.

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

The Brazilian real depreciated against the U.S. dollar by 13.4% in 2014 and 47.0% in 2015 and appreciated by 16.5% in 2016.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 16.5 billion at December 31, 2016, representing 80.1% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect Company’s results of operations.

The steel industry is highly cyclical. Consequently, Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually could cause write-downs of its inventories. In addition, the demand for steel products, and hence the financial condition and results of operations of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. Since 2003, demand for steel products from developing countries (particularly China), the strong euro compared to U.S. dollar and world economic growth have contributed to a historically high level of prices for Company’s steel products. However, since the second half of 2008, and especially in the beginning of 2009, the U.S. and European economies experienced a significant slowdown, in turn affecting many other countries. Slow growth in steel consumption was not accompanied by a corresponding slowdown in capacity expansion over the last few years, resulting in an even greater excess of global steel capacity. Since then, the price has experienced a high volatility. A material decrease in demand for steel or exports by countries not able to consume their production could have a significant adverse effect on the Company’s financial condition and results of operations.

Gerdau faces significant competition in relation to their steel products, including with regard to prices of other domestic and foreign producers, which may adversely affect its profitability and market share.

The global steel industry is highly competitive with respect to price, quality of products and customer service, as well as in relation to technological advances that allow the reduction of production costs. Brazilian exports of steel products is influenced by several factors, including protectionist policies of other countries, foreign exchange policy of the Brazilian government and growth rate of the world economy. Moreover, continuous advances in material sciences and the resulting technologies facilitate the improvement of products such as plastic, aluminum, ceramics and glass, allowing them to replace steel.

Due to the high initial investment costs, the operation of a steel plant on a continuous basis may encourage mill operators to maintain high production levels, even in periods of low demand, which would increase the pressure on industry profit margins. A competitive pressure that forces the fall in steel prices can also affect the profitability of Gerdau.

The steel industry has historically suffered from excess production capacity, which has recently worsened due to a substantial increase in production capacity in emerging countries, particularly China and India and other emerging markets. China is currently the largest global steel producer. In addition, China and certain steel exporting countries have favorable conditions (excess steel capacity, devalued currency or high market prices for steel products in markets outside these countries) which may significantly impact the price of steel in other markets. If Gerdau is unable to remain competitive with China and other steel-producing countries, its financial condition and results of operations may be adversely affected in the future.

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

Gerdau is a steel producer that supplies both the domestic market in Brazil and a number of international markets. Company’s exports face competition from other steel producers, as well as restrictions imposed by importing countries in the form of quotas, ad valorem taxes, tariffs or increases in import duties, any of which could increase the costs of products and make them less competitive or prevent Gerdau from selling in these markets. There are no assurances that importing countries will not impose quotas, ad valorem taxes, tariffs or increase import duties, which could adversely affect the Company’s financial condition and results of operations.

Costs related to compliance with environmental regulations could increase if requirements become stricter, which could have a negative effect on the Company’s results of operations.

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

Violations of these laws and regulations could result in fines, criminal penalties and/or other sanctions against us, our officers or our employees, requirements to impose more stringent compliance programs, and prohibitions on the conduct of our business and our ability to participate in public biddings for contracts. We may incur expenses and recognize provisions and other charges in respect of such matters. In addition, the increased attention focused upon liability issues as a result of investigations, lawsuits and regulatory proceedings could harm our brand or otherwise impact the growth of our business. The retention and renewal of many of our contracts depends on creating a sense of trust with our customers and any violation of these laws and regulations may irreparably erode that trust and may lead to termination of such relationships and have a material adverse effect on our financial condition and results of operations. If any of these risks materialize, our reputation, strategy, international expansion efforts and our ability to attract and retain employees could be negatively impacted, and, consequently our business, financial condition and results of operations could be adversely affected.

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

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage an external legal, which would report to a Special Committee of the Board, to conduct an investigation.

On February 25, 2016, the Federal Police came to Gerdau’s premises to execute court ordered searches and seizures, taking documents and data for examination. The Federal Police also interviewed certain individuals associated with Gerdau, including its Chief Executive Officer and another current Board member.  On that same date, filing a press release with SEC and CVM, the Company informed Bovespa and the New York Stock Exchange (NYSE).The internal investigation is ongoing, and the Company is cooperating with the Federal Police. See Notes 17 to the Consolidated Financial Statements (Tax, Civil and Labor Claims and Contingent Assets) for further information.

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

Economic developments in other countries and securities markets could adversely affect the market prices of our shares, which could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms, and could also have a material adverse effect on our financial condition and results of operations.

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

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay. In 1989, the Company acquired the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel  and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North

America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections such as elevator guide rails and super light beams, and the former Ameristeel Corp., a producer of common long rolled products. In 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume. Gerdau Ameristeel has 17 steel units and fabrication shops and downstream operations.

In December 2003, Gerdau Açominas S.A., signed a purchase agreement with the Votorantim Group. Under this contract, Gerdau Açominas S.A. has agreed to purchase the real estate and mining rights of Companhia Paraibuna de Metais, a company controlled by Votorantim Group, whose mines were located at Miguel Burnier, Várzea do Lopes and Gongo Soco in the state of Minas Gerais. The assets involved in this transaction include 15 extraction concessions, located in a total area of 7,000 hectares. The original mining and steelworks facilities included in the aforementioned acquisition were decommissioned at that time. The price agreed upon for the purchase of the real estate and mineral rights described above was US$ 30 million (R$88.1 million on the date of the acquisition), with US$ 7.5 million paid at the signing of the agreement, 25% upon completion of the due diligence process and the remaining 50% in June of 2004. In 2012, Gerdau guaranteed its iron ore self-sufficiency for the integrated mill (Ouro Branco).

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

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for US$ 219.2 million (R$ 493.2 million on the acquisition date). In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for US$ 288.0 million (R$ 674.0 million on the acquisition date) a 20% interest in Corporación Sidenor S.A. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In January 2013, as a result of the settlement of a put option held by the Santander Group, the Company acquired the remaining 40% of Corporación Sidenor S.A., for R$ 599.2 million and owned 100% of the capital stock. In May 2016, the Company closed the sale of Gerdau Holdings Europa S.A. in Spain (the subsidiary which held Corporación Sidenor S.A.). The transaction value was € 155 million (equivalent to R$ 621 million on the completion of the sale), with the possibility of receiving up to an additional  € 45 million (equivalent to R$ 180 million) within five years, depending on future business performance.

In June 2006, Gerdau won the bid for 50% plus one share of the capital stock of Empresa Siderúrgica Del Perú S.A.A. (Siderperú) located in the city of Chimbote in Peru for US$ 60.6 million (R$ 134.9 million on the acquisition date). In November 2006, Gerdau also won the bid for 324,327,847 shares issued by Siderperú, which represented 33% of the total capital stock, for US$ 40.5 million, totaling US$ 101.1 million (R$ 219.8 million on the acquisition date). This acquisition added to the interest already acquired earlier in the year, for an interest of 83% of the capital stock of Siderperú.

In March 2007, Gerdau acquired Siderúrgica Tultitlán, a mini mill located in the Mexico City that produces rebar and profiles. The price paid for the acquisition was US$ 259.0 million (R$ 536.0 million on the acquisition date).

In May 2007, Gerdau acquired an interest of 30% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic, that produces rolled products. This partnership allowed Gerdau to access the Caribbean market. The total cost of the acquisition was US$ 42.9 million (R$ 82.0 million on the acquisition date). In July 2007, Gerdau acquired an additional interest of 19% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was US$ 72.0 million (R$ 135.2 million on the acquisition date). In October, 2014, Gerdau and Complejo Metalúrgico Dominicano S.A. confirmed the merger of operations of its companies Industrias Nacionales and METALDOM, becoming denominated Gerdau Metaldom. This merger is aimed at more efficiency and competitiveness in the Caribbean and Central America region and assures the supply of steel products for construction sector in the Dominican Republic.

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela. The total cost of the acquisition was US$ 92.5 million (R$ 176.2 million on the acquisition date).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a jointly controlled entity for an investment in Tadipatri, India. The jointly controlled entity included an interest of 45% in Kalyani Gerdau Steel Ltd. The agreement provides for shared control of the jointly controlled entity, and the purchase price was US$ 73.0 million (R$ 127.3 million on the acquisition date). In May 2008, Gerdau announced the conclusion of this acquisition. On July 7, 2012, the Company obtained control of Kalyani Gerdau Steel Ltds (KGS), which the Company had an interest of 91.28% as of the control acquisition date. In 2012, until the date Gerdau acquired control over KGS, Gerdau made capital increases in KGS, which resulted in an increase of shareholding interest, going from 80.57% in December 31, 2011 to 91.28%.

In September 2007, Gerdau concluded the acquisition of Chaparral Steel Company, increasing Gerdau’s portfolio of products and including a comprehensive line of structural steel products. The total cost of the acquisition was US$ 4.2 billion (R$ 7.8 billion on the acquisition date), plus the assumption of certain liabilities.

In October 2007, Gerdau executed a letter of intent for the acquisition of an interest of 49% in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City metropolitan area, is a mini-mill responsible for the production of long steel (light commercial profiles). The acquisition price was US$ 110.7 million (R$ 186.3 million on the acquisition date). In February 2008, the Company announced the conclusion of this acquisition.

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

In February 2008, Gerdau invested in the verticalization of its businesses and acquired an interest of 51% in Cleary Holdings Corp. for US$ 73.0 million (R$ 119.3 million on the acquisition date). The Company controlled a metallurgical coke producer and coking coal reserves in Colombia. In August 2010, Gerdau S.A. concluded the acquisition of an additional 49% of the total capital of Cleary Holdings Corp. for US$ 57 million. In December 2016, the Company sold Cleary Holdings Corp. for US$ 30.2 million (equivalent to R$ 102.6 million on the sale date).

In April 2008, Gerdau entered into a strategic partnership with Corporación Centroamericana del Acero S.A., assuming a 30.0% interest in the capital of this company. The Company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize. The price of the acquisition was US$ 180 million (R$ 303.7 million on the acquisition date). In November 2016, the Company sold its stake in Corporación Centroamericana del Acero S.A. for US$ 70 million (equivalent to R$ 222.7 million on the sale date).

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

On August 30, 2010, Gerdau S.A. concluded the acquisition of all outstanding common shares issued by Gerdau Ameristeel that it did not yet hold either directly or indirectly, for US$ 11.00 per share in cash, corresponding to a total of US$ 1.6 billion (R$ 2.8 billion). With the acquisition, Gerdau Ameristeel was delisted from the New York and Toronto stock exchanges.

On October 8, 2014, the Company concluded the sale of its 50% interest in its jointly controlled entity Gallatin Steel Company (Gallatin) to Nucor Corporation for R$ 937.8 million. The gain on the sale of this interest of R$ 636,528, before taxes was recognized in the income statement during the fourth quarter of 2014.

On July 14, 2015 the Company approved the acquisition of the minority interests described below, in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), with its counterparts Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. The acquisitions of these interests, in a total amount of R$1,986 million, allowed Gerdau to hold more than 99% of the total capital of each of the subsidiaries. On August 10, 2015, the CVM requested clarification from Gerdau and the Company, referring to the statements of a shareholder concerning the transaction for the acquisition of minority stakes in subsidiaries by Gerdau. The shareholder alleged a potential conflict of interest in the transaction. In response, the Company has identified to the CVM that the referenced acquisition had exclusively commercial merits, was properly and unanimously approved by the Board of Directors of Gerdau and that the terms and conditions for the acquisition took into account a long term market perspective.

B.                                    BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2015 (last information available), 25.1% of the total crude steel production in the world was through mini-mill process and the remaining 74.9% was through the integrated process.

Crude Steel Production by Process in 2015*

	Crude Steel Production (in million	Production by Process (%)
Blast Furnace	tonnes)	Mini-mill	Country
World	1,617	25.1%	74.9
China	804	6.1%	93.9
Japan	105	22.9%	77.1
India	89	57.3%	42.7
U.S.A.	79	62.7%	37.3
Russia	71	29.0%	71.0
S. Korea	70	30.4%	69.6
Germany	43	29.6%	70.4
Brazil	33	19.9%	80.1
Ukraine	23	5.6%	94.4

Source: Worldsteel/World Steel In Figures

*Last information available

Over the past 15 years, according to worldsteel, total annual crude steel production has grown from 904 million tonnes in 2002 to 1,628.5 million tonnes in 2016, for an average annual increase of 4.3%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 0.8% from 1,615.4 million tonnes in 2015 to 1,628.5 million tonnes in 2016, with a 7.0% increase in Middle East and 1.6% in Asia.

Crude Steel Production (in million tonnes)

Source: worldsteel/monthly statistics

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2016, China’s crude steel production was 808.4 million tonnes, an increase of 1.2% compared to 2015. In 2016, China’s share of world steel production was 49.6% of world total crude steel.

Crude Steel Production by Country in 2016 (million tonnes)

Source: worldsteel/monthly statistics

Asia produced 1,106.3 million tonnes of crude steel in 2016, an increase of 1.4% compared to 2015, and its share of world steel production amounted to 69.0%. Japan produced 104.8 million tonnes in 2016, a decrease of  0.3% compared to 2015. India’s crude steel production was 95.6 million tonnes in 2016, an increase of 7.4% compared to 2015. South Korea’s production was 68.6 million tonnes in 2016, a decrease of 1.6% compared to 2015.

The EU-28 produced 162.3 million tonnes of crude steel in 2016, a decrease of 2.3% compared to 2015. The United Kingdom showed a decrease of 30.9% compared to 2015, producing 7.6 million tonnes in 2016, while Germany production fell slightly when compared to the year 2015, produced 42.1 million tonnes in 2016.

In 2016, crude steel production in North America was stable at 111.0 million tonnes compared to 2015. The United States produced 78.6 million tonnes of crude steel, a decrease of 0.3% compared to 2015.

The CIS showed a crude steel production increase of 0.8% in 2016. Russia produced 70.8 million tonnes of crude steel, same level of 2015, while Ukraine recorded an increase of 5.5%, with year-end production figures of 24.2 million tonnes.

The Brazilian Steel Industry

In 2016, Brazil was  the world’s 9th largest producer of crude steel, with a production of 30.2 million tonnes, a 1.9% share of the world market and 51.5% of the total steel production in Latin America during the year.

Total sales of Brazilian steel products were 30.2 million tonnes in 2016, 33.3 million tonnes in 2015 and 33.9 million tonnes in 2014, exceeding domestic demand of 18.2 million tonnes in 2016, 21.3 million tonnes in 2015 and 25.6 million in 2014. In 2016, total steel sales in the domestic market decreased 9.1% from 2015, going from 18.2 million tonnes to 16.5 million tonnes.

In 2016, the total of Brazilian steel products sales was 29.0 million tonnes. The breakdown of total sales was 66.2% or 19.2 million tonnes of flat steel products, formed by domestic sales of 9.6 million tonnes and exports of 9.6 million tonnes. The remaining 33.8% or 9.8 million tonnes represented sales of long steel products, which consisted of domestic sales of 6.9 million tonnes and exports of 2.8 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand - Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2016, the Brazilian GDP decreased by 3.6% and steel consumption declined by 14.4%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2016, Brazilian steel exports totaled 13.4 million tonnes, representing 44.8% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 8.4 million tonnes in 2016, 8.7 million tonnes in 2015 and 6.3 million tonnes in 2014, representing 62.9%, 63.5% and 64.4% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2014, imports were 4.0 million tonnes, decreased to 3.2 million tonnes in 2015 and 1.9 million tonnes in 2016. In 2016, imports represented 9.3% of apparent domestic consumption, a reduction  compared to  2015, which was mainly due to lower prices in the domestic market compared to the international market.

Raw materials - One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore from small miners in Brazil is very competitive if compared to the cost of iron ore in China, for example.

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

The steel industry demonstrated strong performance through the middle of 2006, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis.  The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the non-residential and automotive sector. The Company believes that this trend should continue throughout 2017.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Chile, Colombia, the United States, India, Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

Gerdau is the leading manufacturer of long steel in the North and South America.  Gerdau believes it is one of the major global suppliers of special steel for the automotive industry.  In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding Gerdau’s product mix and the competitiveness of its operations. In addition, Gerdau believes it is one of Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates.  Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

According to information from the Brazilian Steel Institute (Instituto Aço Brasil), Gerdau is Brazil’s largest producer of long steel. Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by Worldsteel Association as the world’s 17th largest steel producer based on its consolidated crude steel production in 2015, the year for which the last information is available.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais.  Gerdau currently has a total of 42 steel producing facilities globally, including jointly controlled entities and associate companies.

As of December 31, 2016, Gerdau’s total consolidated installed annual capacity, excluding investments in jointly controlled entities and associate companies, was approximately 25.5 million tonnes of crude steel and 22.0 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 54.6 billion, shareholders’ equity (including non-controlling interests) of R$ 24.3 billion, consolidated net sales of R$ 37.7 billion and a total consolidated net loss (including non-controlling interests) of R$ 2.9 billion for the period ended on December 31, 2016.  After excluding the impairment of assets and results in operations with subsidiaries, associate and jointly controlled entity, which are extraordinary events, the net income for the period ended on December 31, 2016 would be R$ 90.2 million.

Gerdau offers a wide array of steel products, which can be manufactured according to the customer’s specifications.  The product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry such as rebars, wire rods, structural, hot rolled coils and heavy plates; finished products for consumer goods industry such as commercial bars, light shapes and mesh wire and products for farming and agriculture such as poles, smooth wire and barbed wire.  Gerdau also produces special steel products, normally with a certain degree of customization, utilizing advanced technology, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America and Asia.  Gerdau began its expansion into North America in 1989, when consolidation in the global steel market effectively began.  Gerdau currently operates 17 steel production units in the United States, Canada and Mexico, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rebars, wire rods, commercial bars and beams.

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

Operations

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries. Shipments by the Company’s Brazilian operations include both domestic and export sales. Most of the shipments by the Company’s business divisions in North and Latin America (except Brazil) are aimed at their respective local markets.

The Company manages its Business Divisions as follows:

•                  Brazil BD (Brazil Business Division) - includes operations in Brazil (excluding Special Steel) and iron ore operation in Brazil;

•                  North America BD (North America Business Division) - includes all operations in North America (Canada, United States and Mexico), except special steels, in addition to associate and jointly-controlled entities, both of which are located in Mexico;

•                  South America BD (South America Business Division) - includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition to the jointly-controlled entity in the Dominican Republic; and

•                  Special Steel BD (Special Steel Business Division) - includes the special steel operations in Brazil, the United States and India.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Division for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations (1)	Year ended December 31,
(1,000 tonnes)	2016	2015	2014
TOTAL	15,558	16,970	17,869
Brazil	6,067	6,457	6,583
North America	5,965	6,232	6,500
South America	2,088	2,222	2,278
Special Steel	2,102	2,621	2,894
Eliminations and Adjustments	(665)	(562)	(386)

(1) The information does not include data from associate and jointly-controlled entities.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Divisions (1)	Year ended December 31,
(R$ million)	2016	2015	2014
TOTAL	37,652	43,581	42,546
Brazil	11,635	12,977	14,813
North America	15,431	17,312	14,640
South America	4,776	5,477	5,078
Special Steel	6,885	8,882	8,644
Eliminations and Adjustments	(1,075)	(1,067)	(629)

(1) The information does not include data from associate and jointly-controlled entities.

Brazil Business Division

Steel information

The Brazil Operation minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision.  Sales trends in both the domestic and export markets are forecast monthly. Brazil Operation uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand.  Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil Operation, sales volume in 2016 presented a reduction (-6.0%) compared to 2015, mainly influenced by the 13.5% reduction in the domestic market demand due to a lower level of activity in the construction and industry sectors, which was partially offset by export volumes growth of 8.6% due to opportunities in the international market.

In 2016, around 15% of the production sold in Brazil was distributed through Gerdau’s distribution channel, with stores throughout Brazil and downstream facilities, serving a significant number of customers. Another important distribution channel is the independent’s network, formed by points of sales to which Gerdau sells its products, giving it comprehensive national coverage.  Sales through its distribution network and to final industrial and construction consumers are made by Gerdau employees and authorized sales representatives working on commission. This Business Division has annual crude steel installed capacity of 9.2 million tonnes and 7.1 million tonnes of finished steel products.

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

The drilling campaign that the Company has already executed and intends to execute as follows:

•                                 2004 a 2011: 46.8 thousand meters of drilling;

•                                 2012 a 2015: 43.0 thousand meters of drilling;

•                                 2016: no drilling occurred because the Company did not obtain a specific environmental license (the Company is currently in the process of obtaining one).

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

North America Business Division

The North America Operation has annual production capacity of 10.9 million tonnes of crude steel and 9.0 million tonnes of finished steel products. It has a vertically integrated network of 17 steel units for the operation of a mini-mill (including jointly controlled entities and associate companies), scrap recycling facilities (including jointly controlled entities and associate companies), downstream operations (including three jointly controlled entities) and fabshops. North America Operation’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication.  Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

The mills of this business division manufacture and commercialize a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. Some of these products are used by the downstream units to make products with a higher value-add, which consists of the fabrication of rebar, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and wire drawing.

The downstream strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery is provided to meet their reinforcing steel needs and construction schedules.

In general, sales of finished products to U.S. and Canadian customers are centrally managed by the Tampa sales office.  There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Texas for managing sales of structural products. Metallurgical service representatives at the mills provide technical support to the sales group.  Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities.  Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at Gerdau’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

At the North America Operation, shipments in 2016 decreased 4.3% compared to 2015, due to the increasing share of imported products in the region, even with the maintenance of good demand in the non-residential construction sector.

The North America Operation accounted for 38.3% of overall Gerdau sales volumes.  Gerdau’s Canadian operations sell a significant portion of their production in the United States.

South America Business Division

The South America Business Division comprises 6 steel facilities, retail facilities, fab shops (including jointly controlled entities and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 2.4 million tonnes of crude steel and 2.4 million tonnes of finished steel products. The South American operation accounted for 13.4% of overall Gerdau sales volumes, representing 2.1 million tonnes in 2016, a reduction of 6.0% when compared to 2015. The main representative countries in the South America Business Division are Chile, Colombia and Peru. Gerdau also operates in the markets of Uruguay, Argentina, Dominican Republic and Venezuela.

Chile - Has installed capacity of 520,000 tonnes of crude steel and 530,000 tonnes of rolled steel. This unit produces rebars, merchant bars and wire rods, which are commercialized, primarily, in the domestic market. Gerdau in Chile sells its products to more than 150 clients, including distributors and end-users.

Colombia - The Company believes to have a market share of 23% of the Colombian common long steel market. The Company believes it to be the largest producer of steel and rebar in Colombia, selling its products through own distributors, third-party distributors and clients (end-users) in civil construction, industry and others. Colombian units have annual installed capacity of 674,000 tonnes of crude steel and 545,000 tonnes of rolled products.

Peru — Is one of the main steel companies in Peru, with more than 60 years of experience in this business. The company sells its products to approximately 600 clients in the construction, manufacturing and mining sectors and has more than 180 distributors. Gerdau in Peru has annual installed capacity of 720,000 tonnes of crude steel and 573,000 tonnes of rolled products.

Special Steel Business Division

The Special Steel Business Division is composed of the operations in Brazil (Charqueadas, Pindamonhangaba and Mogi das Cruzes), in the United States (Fort Smith, Jackson and Monroe) and in India (Tadipatri). This operation produces engineering steel (SBQ), tool steel, rolling mill rolls, large forged and casted engineering pieces. In order to meet the continuous need for innovation, this operation is constantly developing new products, such as high strength steels, clean steel, high temperability steels and steel with improved machining characteristics, among others.

The Special Steel Business Division recorded a reduction of 19.8% in shipments in 2016 compared to the prior year, due to the divestment of the units in Spain and, to a lesser extent, the drop in volumes in Brazil.

In Brazil, Gerdau special steel operations are located in Rio Grande do Sul (Charqueadas) and in São Paulo (Pindamonhangaba e Mogi das Cruzes). The special steel units in Brazil have a combined annual capacity of 1.4 million tonnes of crude steel and 1.9 million tonnes of rolled products. The operation in Brazil has more than 300 customers located mainly in Brazil, although its products are also exported to South America, North America and Europe.

In North America, Gerdau maintains a presence in United States, with three mills located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas). The operation also has six downstream operations. The operation has an annual installed capacity of 1.5 million tonnes of crude steel and 1.5 million tonnes of rolled products and has more than 200 customers located mainly in the United States, Canada and Mexico.

In India, the Company has a plant for the production of special steel with capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled products. The operation is constantly evolving and is achieving better results each year.

There are commercial and operational synergies among the units in this business division.

Exports

In 2016, prices in the international markets exhibited a high level of volatility. The main factors in these price movements were speculation in the Chinese market (mainly on cuts to production capacity and the futures market for raw materials and steel), the high prices for raw materials (mainly metallurgical coal and scrap) and the absence of Chinese exporters in the market during certain periods of the year.

Despite high volatility during the 2016, as shown by a comparison of prices at the end of 2015 in relation to those at the end of 2016, a change in level was observed in all segments. Despite weak demand in the international market for finished goods in late 2016, Turkish exporters of long products (rebar and profiles) registered an average price increase of 30% for the end of 2016 as compared to 2015. Meanwhile, China, which enjoys solid domestic demand and is more affected by raw material prices, registered an average price increase of 68% for long products (rebar and wire rods).

Chinese exporters of flat products (hot-rolled coils and heavy plates) increased their average prices by 77% between the end of 2015 and end of 2016.

This scenario of higher prices for raw materials, long and flat products also helped to support the prices of semi-finished products. Billet prices also benefitted from the absence of Chinese offers during certain periods of the year, due to the directing of shipments to the domestic market. Russian and Ukrainian billets registered a price increase of 61%, while prices for billets from China increased 78%. The prices of slabs from Russia and Ukraine increased 91%, supported by the high prices for flat goods and the low supply of material in the market.

In 2016, Gerdau’s Brazilian exports were primarily to South America, which accounted for 31% of exports, to supply the Group’s companies. Exports to Central America increased in relation to 2015, mainly due to the higher supply of billets and structural profiles. North America remained the main destination of flat good exports.

The following table presents the Company’s consolidated exports by destination for the periods indicated:

Gerdau S.A. Consolidated	Year ended December 31,
Exports by Destination	2016	2015	2014
Total including shipments to subsidiaries (1,000 tonnes)	2,360	2,173	1,043
Africa	3%	14%	—
Central America	27%	11%	4%
North America	22%	22%	46%
South America	31%	26%	37%
Asia	5%	6%	6%
Europe	12%	15%	6%
Middle East	1%	7%	—

In 2016, Gerdau began a new phase of its history with the first exports of heavy plate.

Gerdau continues to build a diversified customer base around the world, which will be fundamental to expanding its portfolio of exported products and meeting the challenges of 2017.

Products

The Company supplies its customers with a wide range of products, including steel products and iron ore:

Semi-finished products (Billets, Blooms and Slabs)

The semi-finished products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs for the production of wire rod, rebars and merchant bars. They represent an important part of the products from the Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products, and mainly used to produce hot and cold rolled coils, heavy slabs, profiles and heavy plates.

The semi-finished products are produced using continuous casting and, in the case of blooms and billets there is subsequent rolling process.

Common Long Rolled Products

Common long rolled products represent a major portion of the Company’s production. The Company’s main long rolled products include rebars, wire rods, merchant bars, light shapes and profiles, which are used mainly by the construction and manufacturing industries.

Drawn Products

Drawn products include barbed and barbless fence wire, galvanized wire, fences, concrete reinforcing wire mesh, nails and clamps. These products are not exported and are usually sold to the manufacturing, construction and agricultural industries.

Special Steel Products

Special steel requires advanced manufacturing processes because they have specific physical and metallurgical characteristics for applications with high mechanical demands. This steel is a key product for the automotive industry, as it is used in auto parts, light and heavy vehicles and agricultural machinery. Special steels also serve other relevant markets, such as oil and gas, wind energy, machinery and equipment, mining and rail, among others.

Flat Products

The Ouro Branco mill produces hot rolled coils and heavy plate, which are sold in the domestic and export markets. The Company distributes these products through its distribution channel and direct sales, and also resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its flat steel service centers. The new heavy plate rolling mill, with an annual capacity of 1.1 million tonnes, started to operate in July 2016.

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

The following table presents the main products and the contributions to net revenue and net income by Business Division for the periods shown:

	Brazil(1)			North America			South America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil, heavy plate and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn Products.			Stainless steel, special profiles and wire rod.
Year	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Net Sales (R$ million)	11,634.9	12,977.3	14,813.3	15,430.8	17,312.2	14,640.1	4,775.6	5,477.2	5,078.4	6,884.7	8,882.1	8,643.9	(1,074.3)	(1,067.6)	(629.4)
% of Consolidated Net Sales	30.9%	29.8%	34.8%	41.0%	39.7%	34.4%	12.7%	12.6%	11.9%	18.3%	20.4%	20.3%	-2.9%	-2.4%	-1.5%
Net (Loss) Income (R$ million)	(36.7)	(671.7)	1,013.8	(2,591.9)	(1,468.1)	613.7	134.2	(154.2)	(84.7)	162.5	(2,297.3)	123.1	(554.1)	(4.7)	(176.8)
% of Consolidated Net (Loss) Income	1.3%	14.6%	68.1%	89.8%	31.9%	41.2%	-4.7%	3.4%	-5.7%	-5.6%	50.0%	8.3%	19.2%	0.1%	-11.9%

(1) Include iron ore sales.

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 40 mini-mills worldwide. Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel product at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

The pig iron produced by the blast furnace is transported by rail to the desulphurization unit to reduce the sulfur content in the steel. After the desulphurization process, the low-sulfur pig-iron is transformed into steel through LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron and scrap to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, which is fully supplied by the chemical reactions that occur between the oxygen and the molten pig iron impurities. The LD steelmaking process is presently the most widely used in the world. Some mills further refine the LD converters’ output with ladle furnaces and degassing process.

The liquid steel is then sent to the continuous casting equipment, which are solidified in the form of billets, blooms or slabs. These products can be sold directly to customers, be transferred for processing into other Gerdau units or be transformed into rolled finished products in the Company´s own integrated units. Gerdau integrated units in Brazil have rebar, bars and rods, wire rods, structural steel, hot rolled coils and heavy plate rolling mills.

Logistics

Gerdau sells its products through independent distributors, direct sales from the mills and its retail network.

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

The Company operates in the long steel market, which is the most important market for Gerdau, by supplying to the following customer segments: (i) construction, to which it supplies rebars, merchant bars, nails and meshes; (ii) manufacturing, to which it supplies products for machinery, agricultural equipment, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural installations and reforestation projects. In North America, the Company also supplies customers with special sections, including elevator guide rails and super light beams. The Company also provides its customers with higher value-added products at rebar and wire rod fabrication facilities.

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

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil, United States and India.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2016, the ArcelorMittal Brasil was the largest Brazilian crude steel producer and Gerdau was the second, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

In the domestic market, Gerdau is almost an exclusive supplier of blooms and billets to well-defined and loyal customers that have been purchasing from it regularly for over 15 years. Intense competition exists between the Company and ArcelorMittal in the slab and wire rod markets. Regarding the rebar market, competition in the Brazilian domestic market has increased in recent years due to two new entrants (Simec and Silat) and Companhia Siderurgica Nacional (CSN), which started rebar production.

Competitive Position — Outside Brazil

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes to be the second largest mini-mill steel producer in North America, with annual nominal capacity of 10.9 million tonnes of crude steel and 9.0 million tonnes of rolled products.

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

In South America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 70% of shipments from Gerdau’s South American Operation originate from Chile, Peru and Colombia. In this market, the main barriers faced by Gerdau sales are freight and transportation costs and the availability of imports. The main products sold in the South American market are the constructions, mechanic, agriculture and mining markets.

Currently, the Special steel operations in United States, the Company believes to have approximately 22% of the special steel market; in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 78%; and, in India the production and commercialization of rolled products began in 2013, and continue to ramp up, providing gradual access in the Indian market.

Business Cyclicality and Seasonality

The steel industry is highly cyclical. Consequently, the Company is exposed to fluctuations in the demand for steel goods that in turn cause fluctuations in the prices of these goods. Furthermore, since the production capacity of Brazil’s steel industry exceeds its demand, it is dependent on export markets. The demand for steel goods and consequently the financial conditions and results of operations of steel producers, including the Company, are generally affected by fluctuations in the world economy and in particular the performance of the manufacturing, construction and automotive industries. Since 2003, the good performance of the world economy, especially in developing economies, such as China, has led to strong demand for steel goods, which contributed to historically high prices for Gerdau’s steel goods. However, with the financial crisis that emerged in mid-2008, these prices have become unsupportable, especially given the expansion in world installed production capacity and the recent softening of demand. In the second quarter of 2008 and especially in early 2009, the United States and other European economies showed strong signs of a slowdown, which in turn affected many other countries. Over the past few years, developing economies have shown signs of a gradual recovery, while developed economies still present a challenging demand scenario. The Company believes that, in 2017, the steel industry will remain challenging and continue to present volatility, but the projection is that steel consumption will grow 0.8% compared to 2016.

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

Brazil and Special Steel Business Division - The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, United States, Canada, Russia, Australia, Peru, among other origins with lower expression in volumes, as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 88% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

North America Business Division - The main input used by the Company’s mills in North America is ferrous scrap, and has consistently obtained adequate supplies of raw materials, not depending on a smaller number of suppliers. Due to the fact that the United States are one of the largest scrap exporters in the world, the prices of this raw-material, in this country, may fluctuate according to supply and demand in the world’s scrap market.

South America Business Division - The main input used by the Company’s mills in South America is ferrous scrap. This operation is exposed to market fluctuations, varying its prices according to each local market.

Ferrous Scrap

There are two broad categories of ferrous scrap: (i) obsolete scrap, which is steel from various sources, ranging from cans to car bodies and white goods; and (ii) industrial scrap, which is composed of scrap from manufacturing processes, essentially steel bushings and flashings, steel turnings and even scrap generated by production processes at steel producers, such as Gerdau. In Brazil, the use of scrap in electric arc furnaces varies between scrap from obsolescence and industrial scrap. Special Steel mills mainly use industrial scrap.

In 2016, Gerdau consumed more than 13 million tonnes of scrap, which accounted for significant gains from increasingly competitive operating costs.

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

Brazil and Special Steel Business Divisions - The price of steel scrap in Brazil varies by region and reflects local supply, demand and transportation costs. The Southeast is the country’s most industrialized region and generates the highest volume of scrap. Due to the high concentration of players in this region, competition is more intense.

Gerdau has six scrap shredders, including a mega-shredder at the Cosigua mill in Rio de Janeiro that is capable of processing shredded scrap in volumes that exceed 200 car bodies per hour.

North America Business Division - Ferrous scrap is the primary raw material. The availability of the scrap varies in accordance with the level of economic activity, the season of the year and export levels, leading to price fluctuations. Some mills in the North America Business Division have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Given that not all of the scrap it consumes is sourced from its own scrap yards, it purchases residual requirements in the market either directly or through dealers that source and prepare scrap.

In North America, all production units are semi-integrated mills or mini-mills, in which results of operations are closely related to the cost of ferrous scrap and its substitutes, which are the main input of mini-mills. Ferrous scrap prices are relatively higher during the winter months in the north hemisphere due to the impact of climate on collection and supply. Prices of ferrous scrap are subject to market forces beyond the Company’s control, including demand from the United States and international steel producers, freight costs and speculation.

South America Business Division - The price of scrap in South America varies widely from country to country in accordance with supply, demand and transportation cost.

Pig Iron and Sponge Iron

Brazil Business Division - Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by a number of small producers. Pig iron is a drop-in substitute for scrap and in Brazil it is an important component of the metal mix used to make steel in the mills. The price of pig iron follows domestic and international demand, and its cost production is basically composed by reducers and minerals.

North America Business Division - Scrap availability imprints a unique characteristic on the use of pig iron and sponge iron, which are used in limited amounts only to produce steels with particular characteristics.

Iron Ore

Iron ore is the main input used to produce pig iron at Gerdau’s blast furnace mills located in the state of Minas Gerais, southeastern Brazil. The pig iron is used in the melt shops together with scrap, to produce steel.

Iron ore is purchased in its natural form as lump ore, pellet feed or sinter feed, or agglomerated as pellets. The lump ore and pellets are loaded directly into the blast furnace, while the sinter feed and pellet feed need to be agglomerated in the sinter plant and then loaded into the blast furnace, to produce pig iron. The production of 1.0 tonne of pig iron requires about 1.6 tonnes of iron ore.

Iron ore consumption in Gerdau mills in Brazil amounted to 7.0 million tonnes in 2016, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and graphite electrodes that are available in the national and international market. Gerdau North America Business Division has obtained adequate quantities of these raw materials and supplies at competitive market prices. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

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

•                  Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Araçariguama, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Cumbica, Cotia, Pindamonhangaba, Mogi das Cruzes and Miguel Burnier. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties. The transmission and distribution rates are regulated and revised annually by ANEEL. The Ouro Branco mill generates internally approximately 70% of its energy needs, using the gases produced during the steelmaking process. This makes the plant have significantly lower exposure to the energy market than mini-mills.

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

In Colombia, the power purchase agreement was renewed in April 2016 at predetermined prices valid for 7 years and 6 months, beginning in June 2016. The natural gas agreements were renewed in late 2013 and are valid in part until 2019 and in part until 2021.

In Chile electricity is purchased under a long-term agreement (7 years). This agreement will finish on 2021, and the transmission electricity agreement will finish in 2034. The plant receives CNG (Compressed Natural Gas), the supply is done through piping lines in Renca and Colina plants.

In Uruguay, electricity is purchased under agreements renewed automatically on an annual basis from the state-owned utility UTE.  Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute). During 2016, the plant operated mostly on fuel oil, due to competitive reasons.

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

In Mexico, electricity is purchased under agreements regulated by the state-owned utility Companía Federal de Electricidad (CFE) and bilateral contracts with private companies. The natural gas agreements are annually and automatically renewed. Electricity and natural gas prices are indexed and adjusted monthly based on the NYMEX prices indices.

In India, electricity is supplied by the distribution company and by self-generation. In the event of rationing, the power deficit may be acquired through power swap agreements (short-term contracts).

Production Output

Gerdau S.A. Consolidated	Year ended December 31,
annual production (million tonnes)	2016	2015	2014
Crude steel production	15,677	16,862	18,028
Rolled steel production	13,616	14,604	16,026
Iron Ore production	8,647	7,419	7,623

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on a 28 to 30-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (ECC) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services and BNDES. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

Gerdau North American credit terms to customers are generally based on customary market conditions and practices. The Company´s North American business is seasonal, with orders in the second and third quarters tending to be stronger than those in the first and fourth quarters, primarily due to weather-related slowdowns in the construction industry.

The Company´s Special Steel Operation in the United States and Brazil Special Steel Operations have their own credit departments for costumer’s credit analyses.

As a result of these policies, the Company’s provision for doubtful accounts has been at low levels, however, 2016 showed an increase in provision for doubtful accounts due to the higher default levels recorded in Brazil. On December 31, 2016, provision for doubtful accounts was 5.3% based on gross account receivables as per Note 5 to the Consolidated Financial Statements, on December 31, 2015 was 4.0% and on December 31, 2014 this provision was 2.2% of gross account receivables. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers amounts up to approximately US$ 4.8 billion (R$ 18 billion as of April 30, 2016), including material damage to installations (US$ 4.3 billion) and losses of gross revenues (US$ 500 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2017. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

The commercial operation of ports is subject to authorization by the federal government, as regulated by Federal Law 12,815 of June 5, 2013. Gerdau has two Private Port Terminals outside of organized port areas located in Vitória, ES and Salvador, BA, which are known, respectively, as the Praia Mole Private Port and Mixed Use Terminal and the Gerdau Maritime Terminal.  The former, with Adhesion Contract 112/2016, was signed on June 30, 2016, with duration of 25 years, which may be extended successively for equal periods, as provided for by law. There is no specific description of cargoes, with authorization for the handling and/or storage in the TERMINAL of own and third-party cargo destined or originating from water transportation. The latter, with Adhesion Contract 064/98, was signed on November 17, 1995, with duration of 25 years, which may be extended successively for equal periods, as provided for by law, with the following cargo authorized: pelletized iron ore, natural iron ore, pig iron, scrap metal, manganese ore, coke, copper-alumina concentrate, blast furnace slag, clinker, iron ore, green petroleum coke, fertilizers, anthracite, barite and coal. The process to adapt in accordance with the new regulatory framework for the Gerdau Maritime Terminal contract is currently in progress.

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

The mineral rights held by Gerdau cover a total of 8,837.19 ha and the period of concessions is until the exhaustion of the deposits, on the condition that we perform legal requirements annually.  The table below shows the DNPM processes held by Gerdau:

Mining Rigth DNPM	City	Location	State
1,978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4,575/1935	OURO PRETO	MIGUEL BURNIER	MG
3,613/1948	OURO PRETO	MIGUEL BURNIER	MG
5,303/1948	OURO PRETO	MIGUEL BURNIER	MG
5,514/1956	OURO PRETO	MIGUEL BURNIER	MG
5,975/1956	OURO PRETO	MIGUEL BURNIER	MG
6,549/1950	OURO PRETO	MIGUEL BURNIER	MG
930,600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3,583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3,584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3,585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8,141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6,255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5,945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932,705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833,209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,044/2006	OURO BRANCO	DOM BOSCO	MG
830,158/2007	OURO PRETO	DOM BOSCO	MG
830,159/2007	OURO PRETO	DOM BOSCO	MG
830,160/2007	OURO PRETO	DOM BOSCO	MG
831,640/2003	OURO PRETO	DOM BOSCO	MG
830,475/2007	OURO PRETO	DOM BOSCO	MG
832,620/2006	OURO PRETO	MIGUEL BURNIER	MG
830,798/2013	OURO PRETO	MIGUEL BURNIER	MG
832,377/2014	OURO PRETO	MIGUEL BURNIER	MG
832,375/2014	OURO PRETO	MIGUEL BURNIER	MG
833,018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832.625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C. ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) was as follows on December 31, 2016:

Metalúrgica Gerdau S.A.
38.2%
Gerdau S.A.
99.1%
Gerdau América Latina Participações S.A.
90.0%
Empresa Siderúrgica del Peru S.A.A. Peru
99.1%
Gerdau Aços Longos S.A. Brazil
99.3%
Gerdau Açominas S.A. Brazil
99.5%
Gerdau Aços Especiais S.A. Brazil
9.7%
67.9%
20.9%
Gerdau Internacional Empreendimentos Ltda.
100.0%
Gerdau Holdings Europa S.A. y Cía Spain
98.9%
Gerdau Steel Índia LTD. India
45.0%
Gerdau Metaldom Corp. Rep. Dominicana
100.0%
Gerdau Macsteel Inc. USA
10.5%
88.9%
Diaco S.A. Colombia
100.0%
Gerdau Ameristeel Corp. USA
49.0%
Corsa Controladora S.A. de CV Mexico
100.0%
Gerdau Laisa S.A. Uruguay
100.0%
Siderúrgica Zuliana, C. A Venezuela
50.0%
Gerdau Corsa S.A.P.I. Mexico
100.0%
Siderúrgica Tultitlán, S.A. de CV Mexico
99.9%
Sipar Aceros S.A. Argentina
100.0%
Gerdau AZA S.A. Chile

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2016, 2015 and 2014:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2016	2015	2014

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.35	99.35	95.85
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.11	99.11	94.34
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	70.93	65.75	88.74
Gerdau Holdings Europa S.A. and subsidiaries	Spain	—	100.00	100.00
Gerdau América Latina Participações S.A.	Brazil	99.12	99.12	94.22
Gerdau Chile Inversiones Ltda. and subsidiaries (5)	Chile	99.00	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	99.55	99.56	97.17

Gerdau Hungria Holdings Limited Liability Company and subsidiaries (6)	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (7)	Colombia	99.68	99.68	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (8)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (9)	Argentina	99.96	99.96	99.96
Cleary Holdings Corp.	Colombia	—	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.90	98.90	98.83

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Gerdau Reinforcing Steel, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A.

(5) Subsidiaries: Aza Participaciones S.A., Gerdau Aza S.A., Armacero Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A.

(6) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Bogey Holding Company Spain S.L.

(7) Subsidiaries: Cyrgo S.A.

(8) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V.

(9) Subsidiary: Siderco S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 45% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Corsa Controladora, S.A.P.I de C.V. in Mexico, in which Gerdau has a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake are accounted in the Company’s financial statements using the equity method (for further information see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. - This company produces common long steel and has 9 mills distributed throughout Brazil and annual installed capacity of 4.7 million tonnes of crude steel. This company also sells general steel products and has steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. - Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with annual installed capacity of 4.5 million tonnes of crude steel, accounting for 48.8% of Gerdau’s crude steel output in the Brazil Business Division.

Gerdau Ameristeel Corporation - Gerdau Ameristeel has annual capacity of 10.9 million tonnes of crude steel and 9.0 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are: Gerdau Ameristeel US Inc., Gerdau Reinforcing Steel, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and Chaparral Steel Company.

Gerdau Aços Especiais S.A. - This company is headquartered in Charqueadas in the Brazilian state of Rio Grande do Sul and has consolidated annual installed capacity of 430,000 tonnes of crude steel and 465,000 tonnes of rolled products.

Gerdau MacSteel Inc. — This company is the largest special steel producer in U.S., has three units and combined annual production capacity of 1.5 million tonnes of crude steel and 1.5 million tonnes of rolled products.

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

Diaco S.A. - Diaco is one of the largest producers of steel and rebar in Colombia and has annual installed capacity of 674,000 tonnes of crude steel and 545,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. - Acquired in 2006, Siderperú is a long steel producer with annual installed capacity of 720,000 tonnes of crude steel and 573,000 tonnes of rolled steel.

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

Multisteel Business Holdings - In 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the jointly-controlled entity Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tons/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 45% interest on Gerdau Metaldom Corp. This transaction was recorded on fair value basis, which was substantially equivalent to the book value of the previous investment.

Gerdau Steel India Private Ltd. - Steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. The crude steel capacity of this unit is 250,000 tonnes and 300,000 of rolled steel capacity.

D. PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2016:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL		ROLLED PRODUCTS		EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,252	9,229		7,090
Açonorte	Brazil	PE	—	265		242		EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330		196		Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	198		161		EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	932		1,414		EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	570		460		Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	540	*	—		EAF mini-mill	Billet
Riograndense	Brazil	RS	—	450		495		EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	495	*	397	*	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	950		600		EAF mini-mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—		—		Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—		—		Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500		3,126		Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICA OPERATION			—	10,852		8,995
Mexico	Mexico	—	—	500		400		EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Beaumont	USA	TX	—	600		602		EAF mini-mill, rolling mill	Wire rod
Calvert City	USA	KY	—	—		362		Rolling Mill	Merchant bars, medium structural channel and beams
Cambridge	Canada	ON	—	330	*	290		EAF mini-mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	967		580		EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams

Charlotte	USA	NC	—	459		281	EAF mini-mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	714		467	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	FL	—	763		620	EAF mini-mill, rolling mill	Rebar, merchant bars
Knoxville	USA	TN	—	520		550	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	361		282	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Sayreville	USA	NJ	—	730		600	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	MN	—	527		420	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	900		788	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	359		320	EAF mini-mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,741		1,408	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	857		562	EAF mini-mill, rolling mill	Merchant bars and beams
Rancho Cucamonga	USA	CA	—	524		463	EAF mini-mill, rolling mill	Rebar
SOUTH AMERICA OPERATION			400	2,444		2,171
Chile	Chile	—	—	520		530	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Uruguay	Uruguay	—	—	100		90	EAF mini-mill, rolling mill	Rebar, merchant bars and mesh
Colombia	Colombia	—	—	674		545	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, shapes and mesh
Argentina	Argentina	—	—	—		263	Rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400	720		573	Blast Furnace, EAF mini-mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—	250		170	EAF mini-mill, rolling mill	Rebar
SPECIAL STEEL OPERATION			275	3,125		3,733
Pindamonhangaba	Brazil	SP	—	620		1.188	EAF mini-mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	*	264	EAF mini-mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430		465	EAF mini-mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—	550		550	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar

Jackson	USA	MI	—	300	276	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	600	690	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
India	India	AP	275	250	300	Integrated/blast furnace, converter and rolling mill	Pig iron, billets and rolled bars
GERDAU TOTAL			5,927	25,470	21,989

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

•                  Várzea do Lopes Complex;

•                  Gongo Soco. There are no mining activities in this location.

The table below shows the payments made to the Brazilian government related to resource extractions, related to 2016.

	CFEM (Financial Compensation for Exploitation of Mineral Resources)		TFRM (Inspection Fee for Mineral Resources)
Miguel Burnier	R$	155 thousand	R$	3,139 thousand
Várzea do Lopes	R$	11,668 thousand	R$	349 thousand

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

Facilities

Gerdau’s mines and facilities are currently operated with the purpose of supplying its steel plants located in the state of Minas Gerais. However, the Company is striving to develop its mineral resources and achieve more significant operations. Planned and ongoing operations are described below. The Run of Mine (ROM) extracted from them is transported to ore treatment plants (OTP). In order to meet processing requirements, the following production units are considered:

•                  OTP 1: commissioned, in Miguel Burnier, since October 2004, with production capacity of 1.5 Mtpa (natural basis) of sinter feed (wholly-owned by Gerdau);

•                  OTP 2: phase 1 started operations (start up and ramp up) in September 2013, in Miguel Burnier, with total production capacity of 5.6 Mtpa (natural basis) of lump ore, small lump ore, sinter feed, and pellet feed (wholly-owned by Gerdau).

Gerdau total production capacity today is 11.5 Mtpa, considering capacity from OTP 1, OTP 2 and dry processing plants.

The main processing stages of the production units under operational or implementation phases are set forth in the table below.

OTP 1	OTP 2 (phase 1)
Crushing;	Crushing;
Screening classification;	Screening classification;
Grinding;	Deliming;
Spiral concentrators;	Screening dewatering;
Desliming;	Tailing thickening;

The average monthly electricity consumption of processing plants in 2016 was 1,379 (kW / h).

A summary of the water supply system in 2016 for the processing facilities is provided in the table below. There are sufficient reserves of water to supply all covered facilities, in compliance with applicable legal criteria.

	Total Water with Recirculation (m3)	Make up (m3)
OTPs - Ore Treatment Plants	1,189,200	539,200

Investment Programs

In fiscal year 2016, capital expenditure on fixed assets was R$ 1,323.9 million. Of this total, 46.0% was allocated to the operations in Brazil and the remaining 54.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Division — a total of R$ 608.5 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill, which came on stream in July, 2016.

North America Business Division — this business division spent R$ 227.4 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

South America Business Division — in 2016, the South American units spent R$ 347.0 million for capital expenditure on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and will start operation in March, 2017.

Special Steel Business Division — the special steel units spent R$ 140.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent on the maintenance of the production units.

The disbursements in fixed assets planned for 2017 are estimated at R$ 1.3 billion, and include productivity and maintenance investments. The table below shows the main projects for the years to come:

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2016, Gerdau S.A. invested R$ 234.0 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate. The amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 83,806 as of December 31, 2016 (R$ 17,737 recorded in Current Liabilities and R$ 66,069 recorded in Non-Current Liabilities), R$ 163,806 as of December 31, 2015 (R$ 27,736 recorded in Current Liabilities and R$ 136,070 recorded in Non-Current Liabilities) and R$ 116,421 as of December 31,2014 (R$ 23,025 recorded in Current Liabilities and R$ 93,396 recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact. See also Note 20 — Environmental Liabilities.

As of December 31, 2016, the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$ 55.7 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2016 at approximately R$ 28.1 million, with these costs recorded as a liability in its financial statements.

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

Brazilian environmental legislation provides for the imposition of criminal and administrative penalties on natural persons and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a relevant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

•                      fines that at the administrative level could reach as high as R$ 50 million, depending on the violator’s economic capacity and past record, as well as the severity of the facts and prior history, with the amounts potentially doubled or tripled in the case of repeat offenders;

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

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2016, 2015 and 2014, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

The primary factors affecting the Company’s results of operations include:

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

Since 2003, the Brazilian economy has become more stable, with significant improvement in the main indicators. The continuity of the macroeconomic policies focused on tax matters, the inflation-targeting system, the adoption of a floating foreign exchange rate, the increase in foreign investment and compliance with international financial agreements, including the full repayment of debt with the International Monetary Fund, contributed to the improved economic conditions in Brazil. The international crisis associated with the end of the commodities super cycle and the exhaustion of the domestic growth model leveraged by credit-driven consumption, resulted in the worst recession that Brazil has experienced in the last quarter of a century.

In 2014, Brazilian GDP grew by 0.1% (US$ 5.5 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 6.4%. The average CDI rate in the year was 11.5%. The Brazilian real depreciated by 13.4% against the U.S. dollar, ending the year at R$ 2.66 to US$1.00.

In 2015, Brazilian GDP decreased by 3.8% (US$ 1.8 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 10.7%. The average CDI rate in the year was 14.1%. The Brazilian real depreciated by 47.0% against the U.S. dollar, ending the year at R$ 3.90 to US$ 1.00.

In 2016, Brazilian GDP decreased by 3.6% (US$ 1.9 trillion Nomial GDP). Inflation, as measured by the IPCA index, stood at 6.3%. The average CDI rate in the year was 13.6%. The Brazilian real appreciated by 17.0% against the U.S. dollar, ending the year at R$3.26 to $1.00.

The recession appears to be nearing its end, but recovery is expected to be gradual. See the discussion below under “Trend Information”

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

	2016		2015		2014
Actual GDP growth	-3.6%		-3.8%		0.1%
Inflation (IGP-M) (1)	7.2%		10.5%		3.7%
Inflation (IPCA) (2)	6.3%		10.7%		6.4%
CDI rate (3)	13.6%		14.1%		11.5%
6-month LIBOR	1.3%		0.9%		0.4%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	(17.0)%		47.0%		13.4%
Foreign exchange rate at end of period — $1.00	R$	3.2591	R$	3.9048	R$	2.6562
Average foreign exchange rate — $1.00 (4)	R$	3.4833	R$	3.3399	R$	2.3547

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

In the United States, Real GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the 6.4% drop in annualized Real GDP. The second quarter of 2009 saw demand begin to stabilize, with Real GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers’ program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, Real GDP in the United States grew by 5.7% in the fourth quarter of 2009, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption. Throughout the last three years, the United States economy kept showing a gradual recovery, with an increase in the demand for steel products. The improvements in the automotive sector and de recovery in the non-residential construction sector were the drivers of the recovery in demand.

In 2014, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.4% (US$ 17.4 trillion Nominal GDP), with a trade deficit of US$ 538.1 billion. Inflation, as measured by the CPI, was 1.6%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.25%.

In 2015, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.6% (US$ 18.0 trillion Nominal GDP), with a trade deficit of US$ 539.8 billion. Inflation, as measured by the CPI, was 0.1%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.50%.

In 2016, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 1.6% (US$ 18.6 trillion Nominal GDP), with a trade deficit of US$ 499.5 billion. Inflation, as measured by the CPI, was 1.3%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.75%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2016	2015	2014
Actual Real GDP growth (1)	1.6%	2.6%	2.4%
Inflation (CPI) (2)	1.3%	0.1%	1.6%
Fed Funds (3)	0.75%	0.50%	0.25%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. Brazil is facing its worst recession in the last quarter of century, with the end of the commodities super cycle and the exhaustion of the domestic growth model leveraged by credit-driven consumption. Despite the recession, inflation remained at a high level until mid-2016. In the last few months of 2016, inflation fell sharply and Brazil Central Bank started a long and intense cycle of interest rate reduction, without jeopardizing the goal of attaining the target of 4.5% for IPCA.

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

Over the last ten years, annual world crude steel production volume has varied from between 1,235 million tonnes and 1,670 million tonnes. According to the worldsteel, world crude steel production in 2016 was 1,629 million tonnes, 0.8% higher than in 2015. China’s crude steel production in 2016 reached 808.4 million tonnes, an increase of 1.2% over 2015. In 2016, China’s share of world steel production was 49.6% of total crude steel. According to worldsteel, world demand for finished steel products increased by 0.7% in 2014, decreased by 3.0% in 2015 and the forecast for 2016 is an increase of 0.2%. For 2017, the forecast calls for growth of 0.5%, since the current scenario is a stabilization of the Chinese economy and recoveries in developed economies continue to advance.

International steel prices have declined around 23.5% over the last five years (2012-2016), this is due mainly to excess installed capacity in the world. International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS export billet at Black Sea/Baltic Sea was an average of $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. In December 2016, the price has increased 62.2% when to December of 2015, going from $ 245 to $ 398, due to the increase of raw materials prices.

The average price per tonne of the CIS export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Sources: Metal Bulletin and Steel Business Briefing

Export levels - during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2016, exports were 8.6% higher than 2015 from to 2,173 million tonnes in 2015 to 2,360 in 2016, which represented 38.9% of all shipments by the Company’s Brazilian units, in 2015 exports represented 33.7% of total shipments from Brazil operations. This increase was due to the opportunities in the international market. Export revenue totaled R$ 3,066 million in 2016 (R$ 3,175 million in 2015).

Production costs - raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 41.3% of production costs in 2016, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 14.3%. Personnel totaled 21.6% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 9.7% of total production costs. The table below presents the production costs breakdown by business division (BD):

Production Costs Breakdown in 2016 (%)

% of costs	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	Consolidated		Brazil BD		North America BD		South America BD		Special Steel BD
Personnel	21.6	20.3	21.9	22.2	22.2	20.4	13.8	13.6	24.3	21.0
Maintenance	7.1	6.9	6.7	6.8	8.3	7.6	4.6	4.5	6.3	6.7
Depreciation	6.0	5.7	8.2	7.9	4.8	4.2	4.0	3.7	6.6	6.6
Metallic Inputs	41.3	44.3	26.9	30.2	46.9	50.0	59.8	62.2	39.3	41.9
Energy and Reducing Agents	14.3	13.4	27.1	24.4	7.5	7.8	11.2	10.0	12.4	12.6
Specific Materials	9.7	9.4	9.2	8.5	10.3	10.0	6.6	6.0	11.1	11.2

Significant events affecting financial performance during 2016

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated the bulk of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation on the amount of US$ 2.5 billion (US$ 2.3 billion related to the Ten/Thirty Years Bonds and US$ 0.2 billion related to other financing operations) was recognized in the statement of comprehensive income, while the exchange variation on the portion of US$ 1.0 billion is now recognized in income.

Impairment of assets — In the fourth quarter of 2016, the Company concluded the impairment test of goodwill and other long-lived assets in its segments . This analysis identified goodwill impairment amounting R$ 2,678.6 million for the North America business division. The other segments did not present losses from asset impairments on goodwill in the tests conducted in 2016. Furthermore, in the fourth quarter of 2016, the Company identified the impairment of fixed assets in the amount of R$ 239.3 million, of which R$ 138.8 million was attributable to the South America business division and R$ 100.6 million was attributable to the North America business division, resulting from a recoverable amount below the carrying value.

Results of Operations

The following presentation of the Company’s operating results for the years ended December 31, 2016, 2015 and 2014 is based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

	For the year ended December 31,
	2016		2015		2014		Variation	Variation
	R$	% net	R$	% net	R$	% net	2016/	2015/
	million	sales	million	sales	million	sales	2015	2014
Net sales	37,652	100.0%	43,581	100.0%	42,546	100.0%	(13.6)%	2.4%
Cost of Sales	(34,188)	(90.8)%	(39,290)	(90.2)%	(37,406)	(87.9)%	(13.0)%	5.0%
Gross profit	3,464	9.2%	4,291	9.8%	5,140	(12.1)%	(19.3)%	(16.5)%
Operating expenses:
Selling expenses	(711)	(1.9)%	(785)	(1.8)%	(691)	(1.6)%	(9.4)%	13.6%
General and administrative expenses	(1,528)	(4.1)%	(1,797)	(4.1)%	(2,037)	(4.8)%	(15.0)%	(11.8)%
Other operating income	242	0.6%	213	0.5%	238	0.6%	13.6%	(10.5)%
Other operating expenses	(114)	(0.3)%	(116)	(0.3)%	(151)	(0.4)%	(1.7)%	(23.2)%
Impairment of assets	(2,918)	(7.7)%	(4,996)	(11.5)%	(339)	(0.8)%	(41.6)%	1,373.7%
Results in operations with subsidiaries, associate and jointly controlled entity	(58)	(0.2)%	—	—	637	1.5%	—	—
Equity in earnings of unconsolidated companies	(13)	0.0%	(25)	(0.1)%	102	0.2%	(48.0)%	(124.1)%
Net (loss) Income Before Financial Income (Expenses) and Taxes	(1,636)	(4.3)%	(3,216)	(7.4)%	2,899	6.8%	(49.1)%	(210.9)%
Financial income	252	0.7%	378	0.9%	276	0.6%	(33.3)%	37.0%
Financial expenses	(2,010)	(5.3)%	(1,780)	(4.1)%	(1,397)	(3.3)%	12.9%	27.4%
Exchange variations, net	852	2.3%	(1,564)	(3.6)%	(476)	(1.1)%	(154.5)%	228.6%
Gains and losses on financial instruments, net	(39)	(0.1)%	87	0.2%	36	0.1%	(144.8)%	141.7%
Income and social contribution taxes	(304)	(0.8)%	1,498	3.4%	150	0.4%	(120.3)%	898.7%
Net income (Loss)	(2.886)	(7.7)%	(4.596)	(10.5)%	1,488	3.5%	(37.2)%	(408.8)%

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Net Sales

Net Sales by Business Divisions(*) (R$ million)	Year ended December 31, 2016	Year ended December 31, 2015	Variation Year ended December 31, 2016/ Year ended December 31, 2015
Brazil	11,635	12,977	(10.3)%
North America	15,431	17,312	(10.9)%
South America	4,776	5,477	(12.8)%
Special Steel	6,885	8,882	(22.5)%
Intercompany Eliminations	(1,075)	(1,067)
Total	37,652	43,581	(13.6)%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

Net Sales per tonne by Business Divisions(*) (R$/tonne)	Year ended December 31, 2016	Year ended December 31, 2015	Variation Year ended December 31, 2016/ Year ended December 31, 2015
Brazil	1,918	2,010	(4.6)%
North America	2,587	2,778	(6.9)%
South America	2,287	2,465	(7.2)%
Special Steel	3,276	3,389	(3.3)%
Consolidated(1)	2,420	2,568	(5.8)%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

(1)                                 The information does not include iron ore volumes.

In 2016, consolidated net sales decreased 13.6% compared to 2015, due to the decline in shipments in all Business Divisions and a decrease of net sales per tonne mainly in the North America Business Division (-6.9%).

In the Brazil Business Division, the 10.3% decline in net sales in 2016 compared to 2015 was mainly due to a less favorable market mix, with lower shipments in the domestic market (from 4,284 thousand tonnes in 2015 to 3,707 thousand tonnes in 2016), which was partially offset by higher shipments to the export market (from 2,173 thousand tonnes in 2015 to 2,360 thousand tonnes in 2016). In addition, there was a decrease in net sales per tonne exported (-11.1%). In the domestic market, the reduction in shipments was due to a lower level of activity in the construction and industrial sectors as a result of the economic recession in Brazil. The Brazilian GDP decreased 3.6% in 2016. On the other hand, exports increased due to opportunities in the international market.

In the North America Business Division, net sales in 2016 decreased 10.9% compared to 2015 due to the reduction in net sales per tonne (-6.9%) and lower shipments (-4.3%) in the period, reflecting the constant pressure from imported in the region, even with the continued solid demand from the non-residential construction sector.

In the South America Business Division, net sales in 2016 decreased 12.8% compared to 2015, due to contraction in shipments, from 2,222 thousand tonnes in 2015 to 2,088 thousand tonnes in 2016 and the effect from exchange variation of the countries where Gerdau has operations.

In the Special Steel Business Division, net sales decreased 22.5% in 2016 compared to 2015, mainly due to the divestitures of the units in Spain and lower shipments in Brazil resulting in a reduction of 19.8% in consolidated shipments of this Business Division (from 2,621 thousand tonnes in 2015 to 2,102 thousand tonnes in 2016).

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2016	2015	Variation Year ended December 31, 2016/ Year ended December 31, 2015
Brazil	Net sales (R$million)	11,635	12,977	(10.3)%
	Cost of Sales (R$million)	(10,405)	(11,433)	(9.0)%
	Gross Profit (R$million)	1,230	1,544	(20.3)%
	Gross margin (%)	10.6%	11.9%
North America	Net sales (R$million)	15,431	17,312	(10.9)%
	Cost of Sales (R$million)	(14,515)	(15,800)	(8.1)%
	Gross Profit (R$million)	916	1,512	(39.4)%
	Gross margin (%)	5.9%	8.7%
South America	Net sales (R$million)	4,776	5,477	(12.8)%
	Cost of Sales (R$million)	(4,103)	(4,800)	(14.5)%
	Gross Profit (R$million)	672	677	(0.6)%
	Gross margin (%)	14.1%	12.4%
Special Steel	Net sales (R$million)	6,885	8,882	(22.5)%
	Cost of Sales (R$million)	(6,239)	(8,333)	(25.1)%
	Gross Profit (R$million)	646	549	17.7%
	Gross margin (%)	9.4%	6.2%
Intercompany Eliminations	Net sales (R$million)	(1,075)	(1,067)
	Cost of Sales (R$million)	1,074	1,076
	Gross Profit (R$million)	(1)	9
Total	Net sales (R$million)	37,652	43,581	(13.6)%
	Cost of Sales (R$million)	(34,188)	(39,290)	(13.0)%
	Gross Profit (R$million)	3,464	4,291	(19.3)%
	Gross margin (%)	9.2%	9.8%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

In 2016, cost of sales decreased 13.0% from 2015, mainly due to sales volume reduction of 8.3%, as well as lower raw materials cost. Gross margin decreased slightly from 9.8% in 2015 to 9.2% in 2016, due to poor performance of North America and Brazil Business Divisions, partially compensated by Special Steel Business Division.

In the Brazil Business Division, cost of sales decreased 9.0% in 2016 compared to 2015, mainly due to lower shipments (-6.0%). The larger reduction in net sales (-10.3%) compared to the cost of sales (-9.0%), resulted in a reduction of gross margin, from 11.9% in 2015 to 10.6% in 2016.

In the North America Business Division, cost of sales in 2016 decreased 8.1% compared to 2015 due to shipments reduction (-4.3%) and lower scrap price in the comparison period. The larger reduction in net sales (-10.9%) than the decrease in cost of sales (-8.1%), resulted in a reduction of gross margin, from 8.7% in 2015 to 5.9% in 2016.

In the South America Business Division, cost of sales decreased 14.5% in 2016 compared to 2015, due to the shipments reduction (-6.0%), lower raw materials cost, as well as the exchange rate effect. Gross margin improved, going from 12.4% in 2015 to 14.1% in 2016, due to stronger reduction in cost of sales (-14.5%) compared to net sales (-12.8%).

In the Special Steel Business Division, the 25.1% decrease in cost of sales was due to the sale of the Spain units and lower shipments in the Brazilian units. The Spain units historically had the lowest profitability of this Business Division, as a result, gross margin improved from 6.2% in 2015 to 9.4% in 2016. In addition, the performance in the United States and India improved.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2016	2015	Variation Year ended December 31, 2016/ Year ended December 31, 2015
Selling expenses	711	785	-9.4%
General and administrative expenses	1,528	1,797	-15.0%
Total	2,239	2,582	-13.3%
Net sales	37,652	43,581	-13.6%
% of net sales	5.9%	5.9%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

The 9.5% reduction in consolidated selling expenses was due to lower shipments in 2016 (-8.3%). Consolidated general and administrative expenses decreased 15.0% from 2015 to 2016, which demonstrates the Company’s efforts to streamline these expenses, despite the depreciation of 4.3% of the exchange variation on operations abroad. In 2016, selling, general and administrative expenses as a ratio of net sales was 5.9%, which was stable as compared to 2015.

Impairment of assets

In 2016, the line “losses from asset impairments” amounted to R$ 2,917.9 million, which is related to the impairment of goodwill and the expectation that certain assets of the Company would not be utilized, as identified by impairment testing. In the fourth quarter of 2016, the Company assessed the impairment of goodwill of its segments. Tests identified losses from goodwill impairment of R$ 2,678.6 in the North America Business Division. The other segments did not present losses from asset impairments on goodwill in the tests conducted in 2016. Furthermore, in the fourth quarter of 2016, the tests conducted of other long-lived assets identified losses from the impairment of fixed assets of R$ 239.3 million, of which R$ 138.8 million was attributable to the South America Business Division and R$100.6 million was attributable to the North America Business Division, due to recoverable amounts below the the carrying amount.

Operating Income (Loss) before Financial Result and Taxes

Operating Income (Loss) before Financial Result and Taxes went from a loss of R$ 3,215.5 million in the fiscal year ended December 31, 2015 to a loss of R$ 1,636.4 million in 2016. This variation was mainly due to lower losses from asset impairments in 2016 and to the decline in selling, general and administrative expenses, despite the contraction in gross profit in comparison to 2015.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2016	2015	Variation Year ended December 31, 2016/ Year ended December 31, 2015
Financial income	252	378	-33.3%
Financial expenses	(2,010)	(1,780)	12.9%
Exchange variation, net	852	(1,564)	-154.5%
Gains and Losses on financial instruments, net	(39)	87	-144,8%
Total	(945)	(2,879)	-67.2%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

The net financial result went from a negative result of R$2,878.9 million in 2015 to a negative result of R$945.3 million in 2016. The lower negative financial result mainly reflects the higher positive exchange variation on liabilities contracted in U.S. dollars (appreciation of the Brazilian real against the U.S. dollar of 16.5% in 2016, compared to depreciation of 47.0% in 2015), despite the higher financial expenses.

In accordance with IFRS, the Company designated the bulk of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located abroad. As a result, the exchange variation on the amount of US$2.7 billion (US$2.5 billion related to the 10/30 Year Bonds and US$0.2 billion related to other financing operations) was recognized in the statement of comprehensive income, while the exchange variation on the portion of US$1.0 billion was recognized in financial result and was neutralized by the line “Income Tax.”

Income and Social Contribution Taxes

Income and social contribution taxes was negative R$ 304.3 million in 2016, compared to positive R$ 1,498.4 million in 2015. This variation was due to the deferred income tax and social contribution on positive net investment hedge in 2015 and on negative net investment hedge in 2016.

Net Income (loss)

Consolidated net loss went from R$ 4,596.0 million in 2015 to R$ 2,885.9 million in 2016. This variation was mainly due to lower losses from asset impairments in 2016 and to the decline in selling, general and administrative expenses, despite the contraction in gross profit as compared to 2015.

In the Brazil Business Division, the net loss was R$ 37 million in 2016, compared to a net loss of R$ 672 million in 2015. This variation was mainly due to losses from asset impairment of R$ 835 million in 2015.

The North America Business Division posted a net loss of R$ 2,592 million in 2016, compared to a net loss of R$ 1,468 million in 2015. This variation was mainly due to the losses from asset impairment of R$ 2,779 million recorded in 2016 being greater than the amount of R$ 1,882 million recorded in 2015. Gross profit also decreased, from R$ 1,512 million in 2015 to R$ 916 million in 2016.

In 2016, the South America Business Division posted net income of R$ 134 million, compared to a net loss of R$ 154 million in 2015. This variation was mainly due to the losses from asset impairment of R$ 139 million registered in 2016 being lesser than the amount of R$ 354 million registered in 2015.

In 2016, the Special Steel Business Division posted net income of R$ 163 million, compared to a net loss of R$ 2,297 million in 2015. This variation was mainly due to losses from asset impairment of R$ 1,925 million in 2015.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Net Sales

Net Sales by Business Divisions(*) (R$ million)	Year ended December 31, 2015	Year ended December 31, 2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Brazil	12,977	14,813	-12.4%
North America	17,312	14,640	18.3%
South America	5,477	5,078	7.9%
Special Steel	8,882	8,644	2.8%
Intercompany Eliminations	(1,067)	(629)
Total	43,581	42,546	2.4%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

Net Sales per tonne by Business Divisions(*) (R$/tonne)	Year ended December 31, 2015	Year ended December 31, 2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Brazil	2,010	2,250	-10.7%
North America	2,778	2,252	23.4%
South America	2,465	2,229	10.6%
Special Steel	3,389	2,987	13.5%
Consolidated(1)	2,568	2,381	7.9%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

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

In the Brazil Business Division, the 12.4% decline in net sales in 2015 compared to 2014 was mainly due to a less favorable market mix, with lower shipments in the domestic market (from 5,540 thousand tonnes in 2014 to 4,284 thousand tonnes in 2015), which was partially offset by higher shipments to the export market (from 1,043 thousand tonnes in 2014 to 2,173 thousand tonnes in 2015). In addition, the decline in international prices (-38.2% according Metal Bulletin and Steel Business Briefing) led to a decrease in net sales per tonne exported (-22.9%), despite the positive effects from exchange variation. In the domestic market, the reduction in shipments was due to the lower level of activity in the construction and industrial sectors, reflecting the contraction of 3.8% in Brazilian GDP growth in 2015.

In the North America Business Division, net sales in 2015 increased 18.3% in relation to 2014 due to exchange variation (41.8% average depreciation in the Brazilian real against the U.S. dollar in 2015), which was offset by the decrease in net sales per tonne sold in U.S. dollar (-11.3%) and lower shipments (-4.1%), reflecting the constant pressure from imported products the region, even with the continued solid demand from the non-residential construction sector.

In the South America Business Division, net sales in 2015 increased 7.9% in relation to 2014, due to the effect from exchange variation caused by the depreciation in the Brazilian real against the currencies of the countries where Gerdau has operations, despite the 2.4% contraction in shipments, from 2,277 thousand tonnes in 2014 to 2,222 thousand tonnes in 2015.

In the Special Steel Business Division, net sales increased 2.8% in 2015 compared to 2014, mainly due to the impact from exchange variation (41.8% average depreciation in the Brazilian real against the U.S. dollar in 2015) on sales at overseas units. Excluding this effect, net sales decreased 14.0%, mainly due to the reduction of 9.4% in shipments (from 2,894 thousand tonnes in 2014 to 2,621 thousand tonnes in 2015) resulting from the sharp drop in demand from the Brazilian automotive industry and, to a lesser extent, from the U.S. oil and gas sector.

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

(*)                                 The information does not include data from the associate and jointly-controlled entities.

In 2015, cost of sales increased 5.0% from 2014, mainly due to the effect from exchange variation on the translation to Brazilian real of cost of sales at overseas companies, even though sales volume has reduced of 5.0%. Excluding the effects from exchange variation, cost of sales in the period would have declined 7.0%. Gross margin decreased from 12.1% in 2014 to 9.8% in 2015, due to lower shipments in Brazil’s domestic market, which historically has higher margins in both, the Brazil Business Division and the Special Steel Business Division, despite the improvement in gross profit and gross margin at the North America Business Division.

In the Brazil Business Division, cost of sales decreased 4.7% in 2015 compared to 2014, due to lower shipments (-1.9%), even with the costs associate with production shutdowns in the amount of R$229.8 million in 2015. The reduction in gross margin, from 19.0% in 2014 to 11.9% in 2015, is mainly explained by net sales falling faster (-12.4%) than shipments (-4.7%), due to the less favorable sales mix, i.e., lower sales in the domestic market and higher exports, which registered a reduction in net sales per tonne.

In the North America Business Division, cost of sales in 2015 increased 15.4% in relation to 2014 due to the effect from exchange variation, though at a slower rate than the increase in net sales given the cost-cutting efforts in this business division, and to the lower scrap prices in the comparison period (-32.8% in accordance with the Scrap / Shredded FOB US East Coast prices published in the Steel Business Briefing). The increase in net sales at a faster pace than the increase in cost of sales supported gross margin expansion, from 6.5% in 2014 to 8.7% in 2015.

In the South America Business Division, cost of sales increased 8.5% in 2015 compared to 2014, due to the effect from exchange variation caused by the depreciation in the Brazilian real against the currencies of the countries where Gerdau has operations, despite the lower shipments (-2.4%). Gross margin remained relatively stable, going from 12.9% in 2014 to 12.4% in 2015, with similar variations in net sales and cost of sales.

In the Special Steel Business Division, the 5.2% increase in cost of sales was due to the effect from exchange variation (average depreciation in the Brazilian real against the currencies of countries where Gerdau has operations) on costs at the overseas units and to the costs associate with production shutdowns at the units in Brazil due to the lower capacity utilization rates in the comparison period (from 71% in 2014 to 54% in 2015). These effects led cost of sales to increase at a faster pace than net revenue, due to the decline in gross margin, from 8.4% in 2014 to 6.2% in 2015.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2015	2014	Variation Year ended December 31, 2015/ Year ended December 31, 2014
Selling expenses	785	691	13.6%
General and administrative expenses	1,797	2,037	-11.8%
Total	2,582	2,728	-5.4%
Net sales	43,581	42,546	2.4%
% of net sales	5.9%	6.4%

(*)                                 The information does not include data from the associate and jointly-controlled entities.

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

Impairment of assets

In 2015, the line “impairment of assets” recorded the amount of R$4,996.2 million, which is related to the expectation that certain assets of the Company would not be utilized, as identified through impairment testing. In the third quarter of 2015, the Company concluded the impairment test of goodwill and other long-lived assets, which identified impairment of assets amounting to R$1,867.6 million, of which R$1,161.7 million was due to the impairment test of other long-lived assets at the North America and Special Steel business divisions and R$705.9 million was due to the impairment test of goodwill at the North America and South America business divisions. During the fourth quarter of 2015, due to the expectation that assets in the Brazil Business Division would not be utilized, the Company identified the impairment of other long-lived assets in the amount of R$834.7 million. Also in the fourth quarter of 2015 due to deteriorating economic conditions, the Company again performed the goodwill impairment test, which was identified goodwill impairment losses in the amount of R$ 1,169.0 million for the North America segment and R$ 1,125.0 million for the Special Steel segment.

Results in operations with subsidiaries, associate and jointly controlled entity

The variation in “Income (loss) in operations with jointly controlled entities” in 2014 is explained by the divestment of the 50% interest in Gallatin Steel Company, on October 8, 2014. With this divestment, the Company ceased to recognize “Equity in earnings” from Gallatin Steel Company as from 4Q14.

Income (loss) before Financial Income (Expenses) and Taxes

Income (loss) before Financial Income (Expenses) and Taxes went from income of R$ 2,899 million in the fiscal year ended December 31, 2014 to a loss of R$ 3,216 million in 2015. The decline was mainly due to the impairment of assets in 2015, and to the lower gross profit in the comparison period.

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

(*)                                 The information does not include data from associate and jointly-controlled entities.

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

Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency as a hedge for a portion of the investments in overseas subsidiaries. As a result, the exchange variation on US$ 2.9 billion (US$ 2.7 billion related to the Ten/Thirty Years Bonds plus US$ 0.2 billion related to other financing operations) was recognized in the statement of comprehensive income, while the exchange variation on the portion of US$ 1.0 billion was recognized in the income statement.

Income and Social Contribution Taxes

Income and social contribution taxes was positive R$ 1,498 million in 2015, compared to positive R$ 150 million in 2014. This variation was due to higher income and social contribution taxes on the net investment hedge.

Net Income (loss)

Consolidated net income (loss) went from income of R$ 1,488 million in 2014 to a loss of R$ 4,596 million in 2015. The reduction was mainly due to the impairment of assets, lower operating income and higher financial expenses, which were affected by exchange variation.

The Brazil Business Division recorded a net loss of R$ 672 million in 2015, compared to net income of R$ 1,014 in 2014, due to the lower operating income and impairment of assets in the amount of R$ 835 million in 2015.

The North America Business Division recorded a net loss of R$ 1,471 million in 2015, compared to net income of R$ 614 million in 2014, mainly due to the impairment of assets in the amount of R$ 1,882 million in 2015.

In 2015, the South America Business Division posted a net loss of R$ 151 million, compared to a net loss of R$ 85 million in 2014. The decline is mainly due to the increase in taxable income at certain units with the resulting recognition of an income tax expense in fiscal year 2015.

In 2015, the Special Steel Business Division recorded a net loss of R$ 2,297 million compared to net income of R$ 123 million in 2014. This variation was mainly due to the impairment of assets in the amount of R$ 1,925 million in 2015, and to the increase in income tax payable, which refers to the write-off of deferred tax assets in the amount of R$ 284 million.

Critical Accounting Policies

Critical accounting policies are those that are (a) important to present the financial position and results of operations or (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

•                  deferred income and social contribution tax;

•                  pension and post-employment benefits;

•                  provisions;

•                  business combination, including valuation of assets acquired and liabilities, and

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

c) Provisions

The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events,  it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

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

d) Business Combination, Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

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

e) Impairment Test of Assets with definite and indefinite useful life

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

During the fourth quarter of 2016, the Company identified deterioration in the economic conditions of certain steel consuming markets at a rate greater than the one considered in the quarterly monitoring carried out during 2016. This occurred mainly in the North America segment, where the EBITDA margin decreased from 7.5% in the third quarter of 2016 to 3.8% in the fourth quarter of 2016 (8.7% in the fourth quarter of 2015). These circumstances resulted in an increase in the discount rate used in the projections of its business segments cash flows. The Company performed an impairment test of goodwill and other long-lived assets, in which an impairment of assets was identified in the amount of R$ 2,917,911 (R$ 4,996,240 in 2015), in which R$ 239,329 (R$ 2,467,757 in 2015) as impairment of other long-lived assets and R$ 2,678,582 (R$ 2,528,483 in 2015) as impairment of goodwill.

In the fourth quarter of 2016, due to the interruption of certain activities as result of significant changes in the economy of the region where these units are located and the lack of expectation of future use of some assets of these industrial plants, tests performed on other long-lived assets identified impairment losses on property, plant and equipment in the amount of R$ 239,329, of which R$ 138,765 was attributable to South America segment and R$ 100,564 to the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets in the amount of R$ 138,543, which represents their value in use (higher between the fair value net of disposal expenses and their value in use).

In 2015 the tests carried out on other long-lived assets identified impairment losses in the amount of R$ 2,467,757 as follows: a) in the property, plant and equipment due to the lack of expectation of future use of certain assets of certain industrial plants in the amount of R$ 2,105,971, of which R$ 834,665 in the Brazil segment and R$ 1,271,306 in the Special Steel segment,  and b) R$361,786 in North America due to recoverable value lower than the book value. These losses were determined based on the difference between the book value and the recoverable value of these assets in the amount of R$ 1,930,813 that represents their value in use (higher between the net value of the disposal expense or their value in use); b) in the investment accounted for by the equity method of the associate company Corporación Centroamericana del Acero S.A., belonging to the North America segment, resulting from a recoverable amount below the book value in the amount of R$ 361,786. These losses were determined based on the difference between the book value and the recoverable amount of these assets in the amount of R$ 215,808 which represents their value in use (higher between the fair value net of disposal expenses and their value in use).

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In the fourth quarter of 2016, the Company evaluated the recoverability of the goodwill of its segments. Based on the aforementioned events, notably the deterioration of the economic conditions reflected in the EBITDA margin, the analysis carried out identified a loss due to non-recoverability of goodwill in the amount of R$ 2,678,582 for the North America segment. The other segments did not have impairment of goodwill in the test performed in 2016.

In 2015, the analysis identified a loss of R$ 2,528,483 due to the non-recoverability of goodwill, of which R$ 1,520,453 for the North America segment, R$ 653,562 for the Specialty Steel segment and R$ 354,468 for the South America segment, which represented the totality of goodwill in this segment. The Brazil segment did not have impairment of goodwill.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in certain markets in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2016 test were: a) North America: 3% (3% in December 2015); b) Special Steel: 3% (3% in December 2015); c) South America: 3% (2.2% in December 2015); and d) Brazil: 3% (3% in December 2015).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associate to each of them. The pre-tax discount rates used were: a) North America: 13.1% (12.3% in December 2015); b) Special Steel: 14.0% (12.8% in December 2015); c) South America: 14.6% (13.7% in December 2015); and d) Brazil: 14.9% (15.5% in December 2015).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: below the book value of R$ 2,679 million (below the book value of R$ 1,169 million in 2015); b) South America: exceeded the book value by R$ 724 million (below the book value by R$ 354 million in 2015); c) Special Steel: exceeded the book value by R$ 1,601 million (below the book value by R$ 1,125 million in 2015); and d) Brazil: exceeded the book value by R$ 1,225 million (exceeding the book value by R$ 43 million in 2015).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 % in the discount rate of each segment’s cash flow would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below book value of R$ 872 million (below the book value by R$ 1,452 million in 2015); b) Special Steel: exceeded book value by R$ 1,170 million (below the book value by R$ 582 million in 2015); c) South America: exceeded book value by R$ 486  million (below the book value by R$ 354 million in 2015);  and d) Brazil: exceeded the book value by R$ 425 million (below the book value by R$ 765 million in 2015).

On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 661 million (below the book value by R$ 1,076 million in 2015); b) Special Steel: exceeded the book value by R$ 1,301 million (below the book value by R$ 428 million in 2015); c) South America: exceeded the book value by R$ 561 million (below the book value by R$ 253 million in 2015); and d) Brazil: exceeded the book value by R$ 673 million (below the book value by R$ 514 million in 2015).

The Company will maintain over the next year its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses, therefore, if the cash flows reached in 2017 and after, mainly for the North America business operations, do not exceed actual cash flows generated in 2016, it may result in additional impairment losses.

Goodwill that forms part of the carrying amount of an investment in an associate or in a jointly controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Goodwill originated in a business combination is evaluated for recoverability on an annual basis, and also when events or circumstances indicate the necessity. The test considers accepted market practices, including cash flows and compares the book value with its fair value. The reversal of goodwill impairment losses previously recognized from business combinations is not allowed.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2016.

Additional information related to impairment of goodwill and other long lived assets are described at note 28 of Consolidated Financial Statements contained herein.

B. LIQUIDITY AND CAPITAL RESOURCES

Gerdau’s usual main source of liquidity is the cash generated by its operating activities. Moreover, the Company counts on committed credit facilities. The Company expects to meet its cash needs for 2017 primarily through a combination of operating cash flow, cash and cash equivalents and short-term investments.

Cash Flow

The table below presents information for the cash flow of the respective years:

	2016	2015	2014	Variation 2016/2015	Variation 2015/2014
Cash flows from operating activities
Net income (loss) for the year	(2,885,929)	(4,595,986)	1,488,373	-37.2%	-408.8%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,535,955	2,607,909	2,227,396	-2.8%	17.1%
Impairment of Assets	2,917,911	4,996,240	339,374	-41.6%	1372.2%
Equity in earnings of unconsolidated companies	12,771	24,502	(101,875)	-47.9%	-124.1%
Exchange variation, net	(851,635)	1,564,017	476,367	-154.5%	228.3%
Losses (Gains) on financial instruments, net	38,930	(87,085)	(36,491)	-144.7%	138.6%
Post-employment benefits	229,767	233,287	200,699	-1.5%	16.2%
Stock based remuneration	46,683	48,589	39,614	-3.9%	22.7%
Income tax	304,314	(1,498,422)	(150,389)	-120.3%	896.4%
Gains on disposal of property, plant and equipment and investments	(43,340)	(3,971)	(48,639)	991.4%	-91.8%
Results in operations with subsidiaries, associate and jointly controlled entity	58,223	—	(636,528)		-100.0%
Allowance for doubtful accounts	68,781	127,701	49,890	-46.1%	156.0%
Provision for tax, labor and civil claims	347,882	323,314	281,876	7.6%	14.7%
Interest income on investments	(107,980)	(153,631)	(144,723)	-29.7%	6.2%
Interest expense on loans	1,540,797	1,471,526	1,178,034	4.7%	24.9%
Interest on loans with related parties	2,457	(2,712)	(2,743)	-190.6%	-1.1%
(Reversal) Provision for net realisable value adjustment in inventory	(31,492)	17,536	(6,062)	-279.6%	-389.3%
	4,184,095	5,072,814	5,154,173	-17.5%
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	64,805	1,219,605	(36,468)	-94.7%	-3444.3%
Decrease (Increase) in inventories	794,591	1,977,361	(173,191)	-59.8%	-1241.7%
Increase (Decrease) in trade accounts payable	110,466	(768,627)	(251,911)	-114.4%	205.1%
Increase in other receivables	(275,938)	(270,391)	(701,550)	2.1%	-61.5%
(Decrease) Increase in other payables	(287,487)	(509,227)	280,187	-43.5%	-281.7%
Dividends from jointly-controlled entities	124,495	52,769	95,600	135.9%	-44.8%
Purchases of trading securities	(880,436)	(1,958,522)	(3,028,974)	-55.0%	-35.3%
Proceeds from maturities and sales of trading securities	1,089,972	3,929,971	2,544,895	-72.3%	54.4%
Cash provided by operating activities	4,924,563	8,745,753	3,882,761	-43.7%	125.2%

Interest paid on loans and financing	(1,240,165)	(946,041)	(859,821)	31.1%	10.0%
Income and social contribution taxes paid	(168,032)	(637,394)	(452,079)	-73.6%	41.0%
Net cash provided by operating activities	3,516,366	7,162,318	2,570,861	-50.9%	178.6%

Cash flows from investing activities
Purchases of property, plant and equipment	(1,323,891)	(2,324,718)	(2,266,702)	-43.1%	2.6%
Proceeds from sales of property, plant and equipment, investments and other intangibles	308,694	90,942	1,067,938	239.4%	-91.5%
Purchases of other intangibles	(54,044)	(126,428)	(141,956)	-57.3%	-10.9%
Payment for business acquisitions, net of cash of acquired entities	—	(20,929)	—
Capital increase in jointly-controlled entity	—	(40,524)	—
Net cash used in investing activities	(1,069,241)	(2,421,657)	(1,340,720)	-55.8%	80.6%

Cash flows from financing activities
Reduction of capital by non-controlling interests	—	—	(550,000)
Purchase of treasury shares	(95,343)	(189,071)	—	-49.6%
Proceeds from exercise of shares	—	—	5,483
Dividends and interest on capital paid	(85,962)	(358,226)	(455,139)	-76.0%	-21.3%
Proceeds from loans and financing	2,455,371	3,042,783	2,771,048	-19.3%	9.8%
Repayment of loans and financing	(4,605,406)	(5,028,386)	(2,173,555)	-8.4%	131.3%
Intercompany loans, net	(6,492)	30,126	8,939	-121.5%	237.0%
Increase in controlling interest in subsidiaries	—	(339,068)	(130,199)		160.4%
Net cash used in financing activities	(2,337,832)	(2,841,842)	(523,423)	-17.7%	442.9%

Exchange variation on cash and cash equivalents	(693,990)	699,290	244,029	-199.2%	186.6%

(Decrease) Increase in cash and cash equivalents	(584,697)	2,598,109	950,747	-122.5%	173.3%
Cash and cash equivalents at beginning of year	5,648,080	3,049,971	2,099,224	85.2%	45.3%
Cash and cash equivalents at end of year	5,063,383	5,648,080	3,049,971	-10.4%	85.2%

Cash and cash equivalents totaled R$ 5,063.4 million, R$ 5,648.1 million and R$ 3,050.0 million on December 31, 2016, 2015 and 2014, respectively, as analyzed below:

Net cash provided by operating activities

Net cash from operating activities amounted to R$ 3,516.4 million, R$ 7,162.3 million and R$ 2,570.9 million in the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

In 2016, net cash from operating activities declined 50.9% compared to 2015, mainly due to the lower use of working capital and to the lower redemptions of financial investments. In working capital, the decrease of R$ 64.8 million in trade accounts receivable, decrease of R$ 794.6 million in inventories and an increase of R$ 110.5 million in trade accounts payable had a net positive effect of R$ 969.9 million on the Company’s cash from operating activities in 2016. In 2015, this net positive effect on cash was R$ 2,428.3 million, due to the decrease of R$ 1,219.6 million in trade accounts receivable, decrease of R$ 1,977.4 million in inventories and decrease of R$ 768.6 million in accounts payable. The main factor leading to the net positive effect of R$ 969.9 million on the Company’s cash from operations in 2016 was the decrease in inventories, especially at the North America Business Division. This resulted from the adjustment of inventories to the lower shipments, which were affected by continued pressure from imported goods in the region, despite the continued solid demand from the non-residential construction industry. The cash generated by the redemption of financial investments was used to amortize the Company’s short- and long-term liabilities.

In 2015, net cash provided from operating activities increase 178.6% compared to 2014, mainly due to the lower working capital and higher proceeds from the redemption of financial investments. In working capital, the decrease of R$ 1,220 million in trade accounts receivable, the decrease of R$ 1,977 million in inventories and the decrease of R$ 769 million in trade accounts payable had a positive impact of R$ 2,428 million on the Company’s cash from operating activities in the year. In 2014, this impact was negative R$ 461 million, due to the increase of R$ 36 million in trade accounts receivable, the increase of R$ 173 million in inventories and the decrease of R$ 252 million in accounts payable. The main factor leading to the positive impact of R$ 2,428 million in the Company’s cash from operations in 2015 was the reduction in inventories, especially in the North America Business Division, due to the adjustment of inventories to the lower shipments, which were affected by the continued pressure from imported products in the region, despite the continued good demand from the non-residential construction sector. The cash generated by the redemption of financial investments was used to amortize the Company’s short- and long-term liabilities.

Cash conversion cycle

In 2016, as a result of the decrease in working capital(1) (-26.4%) coupled with the decrease in net sales (-17.8%) in the last three months of 2016 compared to the last three months of 2015, the cash conversion cycle(2) and working capital decreased from 84 days in 2015 to 75 days in 2016 (from 40 days sales outstanding in 2015 to 37 days in 2016, 76 days inventory outstanding in 2015 to 66 in 2016 and 31 days payable outstanding in 2015 to 29 days in 2016).

In 2015, as a result of the decrease in working capital(1) (-3.3%) in comparison with the decrease in net sales (-3.6%) in the last three months of 2015 in relation to the last three months of 2014, the cash conversion cycle(2) and working capital remained stable at 84 days (from 37 days sales outstanding in 2014 to 40 days in 2015, 74 days inventory outstanding in 2014 to 76 in 2015 and 27 days payable outstanding in 2014 to 32 days in 2015), with the changes in the length of time of working capital realizations/ requirements offsetting each other.

Net cash used in investing activities

Net cash used in investing activities decreased 55.8%, from R$ 2,421.7 million in 2015 to R$ 1,069.2 million in 2016, mainly due to lower capital expenditure (addition to fixed assets) and to the proceeds from the divestment of the special steel units in Spain, a long steel mill in Colombia, metallurgical coke mills in Colombia, the 30% interest in Aceros Guatemala and manufacturing units and land in the United States.

Net cash used in investing activities increased 80.6%, from R$1,341 million in the year ended December 31, 2014 to R$2,422 million in 2015, mainly due to the fact that 2014 was affected by the cash received from divestments (particularly the sale of the 50% interest in Gallatin Steel Company).

Net cash used in financing activities

Net cash from financing activities went from the use of R$ 2,841.8 million in the fiscal year ended December 31, 2015 to the use of R$ 2,337.8 million in 2016. This variation was mainly due to the use of R$ 339.1 million for the acquisition of additional interests

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance at end of period for all accounts).

(2)  Cash conversion cycle: working capital, divided by net sales (in last three months), multiplied by 90.

in subsidiaries in 2015, which did not occur in 2016. Furthermore, in 2016, the Company distributed lower dividends and acquired fewer treasury shares than in 2015.

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

The following table profiles the Company’s debt in the years ended December 31, 2016, 2015 and 2014 (in thousands of Brazilian reais):

	2016	2015	2014
SHORT TERM:	4,458,220	2,387,237	2,037,869
Debentures	—	—	—

LONG TERM:	16,125,013	24,073,620	17,483,616
Total long-term debt	15,959,590	23,826,758	17,148,580
Debentures	165,423	246,862	335,036

TOTAL DEBT:	20,583,233	26,460,857	19,521,485
Short and long-term investments, cash and cash equivalents	6,087,794	6,918,840	5,848,805
In R$	1,609,145	2,289,407	3,465,532
Companies abroad	4,478,649	4,629,433	2,383,273
NET DEBT(1)	14,495,439	19,542,017	13,672,680

(1)                                 The calculation of net debt is made by subtracting cash and cash equivalents from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies.

Total debt was R$ 20,583 million, R$ 26,461 million and R$ 19,521 million in the fiscal years ended December 31, 2016, 2015 and 2014, respectively. The R$ 5.9 billion decrease between December 2015 and December 2016 was mainly due to the effects from exchange variation during 2016 (appreciation of 16.5% of the Brazilian real against the U.S. dollar in 2016), in addition to the amortization of financings of working capital and fixed assets. The reduction in the cash position of R$831 million between December 2015 and December 2016 was mainly due the amortization of financings of working capital and fixed assets in 2016, in addition to the effects from exchange variation on the reconversion of balances at subsidiaries abroad. As of December 31, 2016, 73.6% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollars.Net debt (net debt is a non-GAAP metric defined as short- and long-term debt plus debentures less short- and long-term investments and cash and cash equivalents, which is broadly used by investors to measure a company’s debt position) decreased 25.8%, from R$ 19,542 million in 2015 to R$ 14,495 million in 2016, due to the decline in total debt. The R$6.9 billion increase in gross debt between December 2014 and December 2015 is mainly explained by the effects from exchange variation in the comparison periods (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 47.0% in 2015). The R$1.1 billion increase in cash from December 2014 to December 2015 is mainly due to the effect from exchange variation in the comparison periods on the cash held by Gerdau companies abroad. On December 31, 2015, 66.9% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar. The net debt (Net debt is a non-GAAP metric defined as short-term debt and long plus debentures and less short and long-term investments and cash and cash equivalents, widely used by investors to measure the indebtedness of the Company) increased 42.9%, from R$ 13,673 million in 2014 to R$ 19,542 million in 2015, due to the increase in gross debt, which was partially offset by the higher cash position.

Of the total debt on December 31, 2016, short term debt corresponded to 21.7% and long-term debt to 78.3% (on December 31, 2015, 9.0% was short-term debt and 91.0% was long-term debt, and on December 31, 2014, 10.4% was short-term debt and 89.6% was long-term debt ).

As of December 31, 2016, short-term debt was R$ 4,458 million, representing an increase of 86.8% in relation to 2015, due to the R$ 2.7 billion in 2017 Bonds coming due in October 2017.The Company holds cash equivalents and credit facilities in an amount more than sufficient to meet this commitment and also has the option of refinancing this liability. On December 31, 2015, the total short-term debt amounted to R$ 2,387 million, representing an increase of 17.1% compared to 2014. This increase in short-term debt was mainly due to the effect of exchange variation on debt denominated in foreign currency, further the transfer of debt denominated in Brazilian reais from long-term to short-term.

As of December 31, 2016, long-term debt was R$ 16,125 million, representing a decline of 33.0% in relation to 2015, due to the effects from exchange variation on foreign-denominated debt over the course of 2016, in addition to the amortization of financings of working capital and fixed assets. On December 31, 2015, the total long-term debt amounted to R$ 24,074 million, an increase of 37.7% from 2014, mainly due to the exchange variation in the period on debt denominated in foreign currencies in 2015.

As of December 31, 2016, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ thousands)
2018	1,679,416
2019	875,319
2020	3,278,702
2021	3,545,229
2022 and After	6,746,347
Total	16,125,013

Financial Agreements

We highlight the material financial agreements outstanding at year end 2016:

UKEF — UK Export Finance

In June 2011, the subsidiary Gerdau Açominas S.A. entered into a financing agreement covered by ECGD (Export Credits Guarantee Department), the English Export Credit Agency (ECA), with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. On December 31, 2016, the outstanding balance of this facility was US$ 150.9 million (R$ 491.9 million as of December 31, 2016).

Bonds

The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010, 2013 and 2014, the issuance of bonds each with maturity of 10 and 30 years (collectively “Ten/Thirty Years Bond”).  The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2016, the outstanding balance of these bonds was R$ 14.2 billion.

Tokyo Loan Agreement

In June 2013 the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 40 million, denominated in INR, with The Bank of Tokyo-Mitsubishi, with a term of five years. The outstanding amount of this facility was US$ 40 million as of December 31, 2016 (R$ 130.4 million as of December 31, 2016) and the Company guarantees this transaction.

NCE Banco do Brasil (R$ 660 MM)

In September 2013, the subsidiary Gerdau Açominas issued an Export Credit Note worth R$ 660 million, maturing on August 18, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2016, the outstanding balance of the facility was R$ 585 million.

HSBC Loan Agreement

In December 2013, the subsidiary Gerdau Steel India entered into a loan agreement in the amount of US$ 25 million with HSBC, with a term of five years. The outstanding amount of this facility was US$ 25 million as of December 31, 2016 (R$ 81.5 million as of December 31, 2016) and the Company guarantees this transaction.

EXIM PSI — BNDES

During 2016 the Company raised R$ 670.3 million through the BNDES Program EXIM PSI, with a term of two years.

Sumitomo — Credit Agreement

In March 2014, the associate company Gerdau Corsa entered into a loan agreement in the amount of US$ 75 million, denominated in Mexican Pesos, with Sumitomo Mitsui Banking Corporation, with a term of five years. The outstanding amount of this facility was US$ 47.8 million as of December 31, 2016 (R$ 155.8 million as of December 31, 2016) and the Company guarantees this transaction.

NCE Banco do Brasil (R$ 500 MM)

In March 2014, the subsidiaries Gerdau Açominas and Gerdau Aços Especiais issued an Export Credit Note worth R$ 500 million, maturing on February 16, 2020, with Banco do Brasil S.A. acting as the creditor. On December 31, 2016, the outstanding balance of the facility was R$ 387 million.

Citi Loan Agreement

In August 2015, the subsidiary Diaco entered into a loan agreement in the amount of US$ 40 million with Citibank and a term of three years. The outstanding amount of this facility was US$ 38.5 million as of December 31, 2016 (R$ 125.4 million as of December 31, 2016) and the Company guarantees this transaction.

4131 Citi

In October 2015, the subsidiary Gerdau Açominas entered into a 4131 loan agreement in the amount of R$ 656.2 million, with a term of five years and the Company guarantees this transaction.

BBVA — Credit Agreement

In December 2015, the associate company Gerdau Corsa entered into a loan agreement in the amount of US$ 150 million, denominated in Mexican Pesos, with BBVA with a term of five years. The outstanding amount of this facility was US$ 120.6 million as of December 31, 2016 (R$ 393 million as of December 31, 2016) and the Company guarantees this transaction.

NCE Compulsória

In December, 2015 the Company raised R$ 50 million with Banco Santander through an Export Credit Note with maturity in five years.

Syndicated Loan

In December, 2016 the associate company Gerdau Corsa entered into a syndicated senior unsecured term loan in the amount of US$ 330 million, denominated in Mexican pesos. As of December 31, 2016 the outstanding amount was US$ 324.8 million (R$ 1.1 billion as of December 31, 2016) and the Company guarantees this transaction.

All loans contracted under the FINAME/BNDES program, totaling R$ 130.3 million, on the balance sheet date are secured by the assets being financed.

Indebtedness Ratios

All ratios described below, calculated based on the Consolidated Financial Statements under accounting practices adopted in Brazil and IFRS of Gerdau S.A., are related to BNDES (Banco Nacional de Desenvolvimento Econômico e Social). In the event of a failure to satisfy the annual tests, Gerdau S.A. would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

I) Net Interest Coverage Ratio — measures the net interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization and Impairment of assets) and results in operations with subsidiaries, associate and jointly controlled entities.  The ratio in the agreement requires that the EBITDA for the last 12 months should represent at least 3.5 times of the interest expense of the same period.  As of December 31, 2016 such ratio 2.7 times in R$.

II) Net Leverage Ratio — measures the level of net debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization and Impairment of assets) and results in operations with subsidiaries, associate and jointly controlled entities.  The agreed ratio requires that the net debt should not surpass 4 times the EBITDA for the last 12 months.  As of December 31, 2016 such ratio was 3.7 times in R$.

III) Current Ratio — measures the company’s ability to fulfill its short term obligations.  The contractual terms requires that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times.  As of December 31, 2016 the current ratio was 2.1 times in R$.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2016 the outstanding amount was R$ 665.7 million.

In December 2012 the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project.  The funds are provided as the subsidiary carries out its own investment plans and submit to BNDES the evidences of completion.  The interest rate for this credit line is determined at the time of each disbursement and is composed by TJLP and exchange rate + 2.16% a year.  The outstanding balance of this transaction was R$303.9 million as of December 31, 2016.

In September 2015, the Company prepaid and cancelled the Global Working Capital Facility and in October 2015, the Company entered into a new senior unsecured working capital facility in the amount of US$ 1 billion.  The new global line is divided into two tranches, US$ 250 million for Gerdau’s North American subsidiaries and US$ 750 million for Gerdau’s Latin American subsidiaries. The outstanding loans under this line totaled US$ 188.3 million (R$ 613.7 million as of December 31, 2016).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see item 5-E “OFF BALANCE SHEET ARRANGEMENTS”

Guarantees Granted

The Company has guaranteed the financing contracts of Gerdau Açominas S.A. in the total amount of R$ 2.7 billion on December 31, 2016.

Gerdau Steel India Limited

The Company is the guarantor for Gerdau Steel India for a loan agreements in the amount of US$ 40 million (R$ 130.4 million as of December 31, 2016) with The Bank of Tokyo, US$ 25 million (R$ 81.5 million as of December 31, 2016) with HSBC issued in December, 2013, with a term of five years and US$ 43.8 million, denominated in INR, (R$ 142.7 million as of December 31, 2016) with Citi and a term of four years.

Bond Guarantees

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. are guarantors for GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc. for the issuance of bonds with maturity of 10 and 30 years. On December 31, 2016 the outstanding balance of these facilities was R$ 14.2 billion.

Diaco S.A.

The Company is the guarantor for the subsidiary Diaco S.A, Co-Borrower of the global credit line, for a working capital financing in the amount of US$ 80 million (R$ 260.7 million as of December 31, 2016) and US$ 3.4 million with BBVA (R$ 11.1 million as of December 31, 2016).

The Company is the guarantor for the subsidiary Diaco S.A for loan agreement with Citibank in the amount of US$ 40 million, denominated in Colombian Pesos (COP). On December 31, 2016, the outstanding balance of this facility was US$ 38.5 million (R$ 125.4 million as of December 31, 2016).

Gerdau Corsa, S.A.P.I. de C.V.

The Company is the guarantor for the associate Gerdau Corsa, S.A.P.I. de C.V., Co-Borrower of the global credit line, for working capital financing in the amount of US$ 84.3 million (R$ 274.7 million as of December 31, 2016) and US$ 20 million (R$ 65.2 million as of December 31, 2016), both denominated in Mexican Pesos and working capital lines with Bank of America and Bladex in the amount of US$ 73.4 million (R$ 239.1 million as of December 31, 2016).

The Company is the guarantor for the associate Gerdau Corsa for loan agreements with Sumitomo in the amount of US$ 47.8 million (R$ 155.8 million as of December 31, 2016), US$ 120.6 million with BBVA (R$ 393 million as of December 31, 2016) and for a syndicated loan in the amount of US$ 324.8 million (R$ 1.1 billion as of December 31, 2016), both denominated in Mexican Pesos.

Sipar

Gerdau S.A. is the guarantor for the subsidiary Sipar for loan agreements in the amount of US$ 0.7 million with Citibank (R$ 2.3 million as of December 31, 2016), US$ 105 million with Banco de La Nación (R$ 342.2 million as of December 31, 2016), US$ 21.7 million with BBVA (R$ 70.9 million as of December 31, 2016) and US$ 5.9 million with Banco Patagônia (R$ 19.3 million as of December 31, 2016).

Sizuca

Gerdau S.A. is the guarantor for the subsidiary Sizuca for a loan agreement in the amount of US$ 20 million with Citibank (R$ 65.2 million as of December 31, 2016).

Comercial Gerdau (Bolivia)

The Company is the guarantor for the subsidiary Comercial Gerdau S.A., Co-Borrower of the global credit line, for a working capital financing in the amount of US$ 4 million (R$ 13 million as of December 31, 2016).

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

Dollar forward contracts: the Company entered into NDF operations (Non Deliverable Forward) in order to mitigate the foreign exchange risk on assets and liabilities denominated in foreign currencies, mainly U.S. dollar. The counterparties of these transactions are financial institutions with low credit risk.

Swap Contracts: the Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

			Notional value				Amount receivable		Amount payable
Contracts	Position		2016		2015		2016	2015	2016	2015
Forward
Maturity at 2016		long in USD		—	US$	108.0 million	—	37,981	—	—
Maturity at 2017		long in USD	US$	84.8 million		—	734		(6,584)	—
Maturity at 2017		short in USD	US$	15.0 million		—	1,823		—	—

Cross currency swap
Maturity at 2017	receivable under the swap	Libor 6M + 2.25%	US$	25.0 million	US$	25.0 million	5,684	1,756	—	—
	payable under the swap	INR 11.02%
Maturity at 2018	receivable under the swap	Libor 6M + 2%	US$	40.0 million	US$	40.0 million	4,710	3,864	—	—
	payable under the swap	INR 10.17%
Total fair value of financial instruments							12,951	43,601	(6,584)	—

The effects of financial instruments are classified as follow:

	2016	2015
Unrealized gains on financial instruments
Current assets	2,557	37,981
Non-current assets	10,394	5,620
	12,951	43,601
Unrealized losses on financial instruments
Non-current liabilities	(6,584)	—
	(6,584)	—

	2016	2015
Net Income
Gains on financial instruments	33,753	129,917
Losses on financial instruments	(72,683)	(42,832)
	(38,930)	87,085
Other comprehensive income
Gains (Losses) on financial instruments	212	17,283
	212	17,283

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditure

2016 — Capital Expenditure

In fiscal year 2016, capital expenditure on fixed assets was R$ 1,323.9 million. Of this total, 46.0% was allocated to the operations in Brazil and the remaining 54.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Division — a total of R$ 608.5 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill, which started production at the end of July, 2016.

North America Business Division — this business division spent R$ 227.4 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

South America Business Division — in 2016, the South American units spent R$ 347.0 million for capital expenditure on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and will start production on March of 2017.

Special Steel Business Division — the special steel units spent R$ 140.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

2015 — Capital Expenditure

In fiscal year 2015, capital expenditure on fixed assets was R$ 2,324.7 million. Of this total, 46.9% was allocated to the operations in Brazil and the remaining 53.1% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Division — a total of R$ 1,091.2 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill, which will start production at the end of July, 2016.

North America Business Division — this business division spent R$ 346.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

South America Business Division — in 2015, the South American units spent R$ 443.6 million for capital expenditure on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and will start production on March of 2017.

Special Steel Business Division — the special steel units spent R$ 442.9 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

2014 — Capital Expenditure

In fiscal year 2014, capital expenditure on fixed assets was R$ 2,266.7 million. Of this total, 40.0% was allocated to the operations in Brazil and the remaining 60.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Division — a total of R$ 1,068.5 million was invested in this operation for capital expenditure. The main highlight was the installation work of flat steel rolling mill (heavy plates) at Ouro Branco mill. Currently, the project is in the phase of installation of the metal structures of the buildings and electromechanical installation of the equipment. In the mining project, the investment was mainly spent on the maintenance of the operation.

North America Business Division — this business division spent R$ 308.7 million for capital expenditure on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

South America Business Division — in 2014, the South American units spent R$ 320.5 million for capital expenditure on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year.

Special Steel Business Division — the special steel units spent R$ 569.0 million in 2014 for capital expenditure. Part of this investment was to finalize the installation of the new special steel rolling mill at Monroe mill in the USA. Additionally, the Company concluded the installation of a new continuous casting in St. Paul in Minnesota (USA).

Main Capital Expenditure Currently in Progress

The disbursements in fixed assets planned for 2017 are estimated at R$ 1.3 billion, and include both strategic and maintenance investments.

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

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has research and development centers in Brazil and the United States used to meet the market demands for special steel, especially for the automotive industry. The Company invested in Technological Innovation projects and research and development the amount of R$ 95,3 million in 2014, R$ 117.9 million in 2015 and R$ 23.1 million in 2016.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business.

D. TREND INFORMATION

The outlook for the world steel industry continues to call for weak consumption growth and overcapacity. In the countries in which we operate, it is the developed markets that present a positive outlook.

The U.S. economy should continue to improve in 2017 due to continued expansion of the non-residential construction sector and the continuing strong performance of the automotive sector. In addition, the President of the United States has stated that investment in infrastructure will be a priority of his administration, which should result in an increase in the country’s steel consumption. Nevertheless, continued growth in steel imports should continue to pressure the margins and results of companies in the industry.

Brazil’s outlook for 2017 is that the recession is nearing its end, but recovery will be gradual. The comparison between the start of 2016 and of 2017 shows a clear improvement of the outlook. First, with inflation declining fast, the Central Bank has started a long and intense monetary easing cycle, which, without jeopardizing the goal of attaining the target of 4.5%, should lead to slight GDP growth in 2017 and set the stage for stronger growth in 2018. In parallel, the Central Bank has been announcing microeconomic reforms, such as simplification of the rules on banks’ reserve requirements and actions aimed to reduce banking spreads, both of which will boost the supply of credit further ahead. Second, after winning approval of the constitutional amendment that freezes primary expenditures in real terms, the government sent to Congress a proposal for social security reform, which has a good chance of being approved and will be an important step toward consolidation of fiscal equilibrium. This has caused the risk premiums to fall and virtually ended the fear that Brazil might be trapped in a situation of “fiscal dominance”, destroying the efficacy of monetary policy and seriously undermining economic growth. One of the consequences of this change in outlook has been appreciation of the real, which due to its effect of lowering inflation gives the Central Bank more leeway to reduce the interest rate to stimulate economic activity.

Moreover, South America’s other economies, in general, are expected to grow at varying rates in 2017, influencing apparent steel consumption in the region.

In relation to the special steel segment in particular, the outlook indicates a gradual recovery in Brazil’s automotive industry, with a direct impact on special steel demand. In North America, the auto industry is expected to continue to perform well and the improved outlook for the oil and gas industry should result in an increase demand for special steel in the region. In India, estimates point to an increase in the production of vehicles, consequently expanding the consumption of special steels in the country.

We are also working with the expectation of price volatility in the international market and the possibility of higher steel imports in virtually all markets in which we operate, which is a point for the industry to monitor. Furthermore, geopolitical conflicts are curbing economic growth in certain regions of the globe and consequently impacting steel consumption and sales. In light of this scenario, Gerdau will continue to adjust its operations to developments in the world steel industry, while continuing to work to capture operating efficiency gains and ensure the sustainability of its business.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company provides a guarantee for the line of credit of its jointly controlled entity Gerdau Corsa SAPI de C.V., with Banco Latinoamericano e Comércio Exterior, in the amount of US$ 40 million (R$ 130,364 as of December 31, 2016).

The Company provides a guarantee for the line of credit of its jointly controlled entity Gerdau Corsa SAPI de C.V., with Bank of America, in the amount of US$ 30 million (R$ 97,773 as of December 31, 2016).

The Company provides a guarantee for the line of credit of its jointly controlled entity Gerdau Corsa SAPI de C.V., with local banks, in the amount of US$ 330 million (R$ 1,075,503 as of December 31, 2016).

The Company provides a guarantee for the line of credit of its jointly controlled entity Gerdau Corsa SAPI de C.V., with BBVA bank, in the amount of US$ 150 million (R$ 488,865 as of December 31, 2016).

The Company provides a guarantee for the line of credit of its jointly controlled entity Gerdau Corsa SAPI de C.V., with Scotiabank, in the amount of US$ 110 million (R$ 358,501 as of December 31, 2016).

The Company provides a guarantee for the line of credit of its jointly controlled entity Gerdau Corsa SAPI de C.V., with Sumitomo, in the amount of US$ 75 million (R$ 244,432 as of December 31, 2016).

The Company is the guarantor of the jointly controlled entity Gerdau Corsa SAPI de C.V., co-borrower of a global credit line to finance working capital in the amount of US$ 106 million (R$ 345,465 as of December 31, 2016).

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The next table sets forth the Company’s contractual obligations on December 31, 2016 (in thousands of reais).

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Short-term debt obligations (1)	4,090,264	4,090,264	—	—	—
Long-term debt obligations (1)	15,959,590	—	2,554,735	6,762,372	6,642,483
Debentures (1)	277,879	—	—	93,488	184,391
Interest payments	9,208,176	1,849,958	2,263,587	1,680,708	3,413,923
Unrealized losses on financial instruments	6,584	6,584	—	—	—
Obligations with FIDC	1,007,259	—	—	—	1,007,259
Operating lease obligations (2)	382,684	80,842	123,931	82,986	94,925
Capital expenditures (3)	606,848	606,848	—	—	—
Unconditional purchase obligations (4)	227,899	227,899	—	—	—
Pension funding obligations (5)	144,417	136,828	2,588	2,077	2,924
Total	31,911,600	6,999,223	4,944,841	8,621,631	11,345,905

(1) Total amounts are included in the December 31, 2016 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2016.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2016, the corresponding liability has not yet been recorded in its financial statements.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A The Directors, Senior Management and Employees of the Company at December 31, 2016 and as of the date hereof are as follows:

CLAUDIO JOHANNPETER (born in 1963)

• Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau since 1982. In 2007, he was elected Chief Operating Officer (COO), a position he held until August 2012. He is currently Chairman of the Board of Directors of Gerdau S.A. and Metalúrgica Gerdau S.A., and member of the Executive Committee of Gerdau - GEC.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

• Education: Degree in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: he has worked at Gerdau for over 30 years. Holds the positions of (i)  Chief Executive Officer (CEO), member of the board, member of the Executive Committee, member of the Corporate Governance Committee and member of the Compensation and Succession Committee of Gerdau S.A.; (ii) Chief Executive Officer (CEO) and member of the board of Seiva S.A. - Florestas e Indústrias, company that is part of the Gerdau economic group; (iii) member of the Board and member of the Executive Committee of Metalúrgica Gerdau S.A., a listed company, holding of Gerdau S.A. (iv) He is member of the board of the Instituto Aço Brasil (Brazilian Steel Institute) and member of the Executive Committee of Worldsteel Association. He also serves as member of the Board of the Strategic Superior Council of the Federation of Industries of the State of São Paulo (FIESP) and Economic Council of the Federation of Industries of the State of Rio Grande do Sul (FIERGS).

RICHARD CHAGAS GERDAU JOHANNPETER — (born in 1974)

• Education: Degree in Law and Social Sciences from the Universidade Federal do Rio Grande do Sul (UFRGS) and has an MBA from the Stanford Graduate School of Business (United States)

• Experience: He began his career as an intern in 1993. In 1995 he was hired as a salesman of Civil Construction Steel Area and was promoted in 1996 to Administration Manager, also passing through Sales and Marketing of the same area. In 1997 he was transferred to the financial area at Gerdau as Technical Advisor, and later was transferred to São Paulo as Metallic Purchase Manager. In 2003 he returned to Porto Alegre to be Technical Advisor in Banco Gerdau. In 2005 he resigned his position to attend an MBA program in the United States, returning in 2007 as Investment Manager for Brazil and foreign operations. In 2010, he became the Investment Director of the holding company that controls Metalúrgica Gerdau SA, position he keeps so far. He is currently member of the Board of Directors and member of the Corporate Governance Committee in Gerdau S.A.

EXPEDITO LUZ (born in 1951)

• Education: Degree in Law from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1975 and a master’s degree in Law from Columbia Law School in New York (United States) in 1980.

• Experience: He began working for Gerdau S.A. in 1976. In 1989 he became Legal Executive Director. In 2009 he became Executive Vice-President of Legal and Compliance, at which time he became a member of the Company’s Executive Committee. In 2001 he became General Secretary of the Board of Directors. In April 2015, he left his executive positions at Gerdau S.A. and Metalúrgica Gerdau S.A. and on May 1, 2015, he joined the Board of Directors of both companies. He is also a member of the Corporate Governance Committee of Gerdau S.A.

AFFONSO CELSO PASTORE (born in 1939)

• Education: Degree in Economics from the University of São Paulo and has a PhD in Economics from the same university.

• Experience: He was Treasury Secretary of São Paulo State and President of the Central Bank of Brazil. He is (I) an Independent Member of the Board of Directors of Gerdau SA and Metalúrgica Gerdau SA, listed company, holding of Gerdau S.A. whose the activity is the manufacture of general steel products since February 2002 and also a member of the Corporate Governance Committee and member of the Compensation and Succession Committee of Gerdau S.A.; (ii) Member of the Board of Directors of M. Dias Branco S.A. - Industria e Comércio de Alimentos, listed company whose activity is the manufacturing and trade food products wheat derivatives, especially biscuits, crackers, pasta and wheat flour since July 2010. He was member of the Board of Directors of Even Construtora e Incorporadora S.A., listed company whose activity is the construction of buildings since February 2010 until April 2013; member of the Board of Directors of Klabin Segal S.A., a company whose activity is promotion, construction and real estate developments of any kind, own or third party from May 2006 until May 2008 and Engevix Engenharia S.A., leading company whose activity is elaborate studies, projects and integration and project management in Energy, Industry and Infrastructure areas, from March 2008 until August 2009. Pastore is the founder partner of AC Pastore & Associados SS Ltda, a consulting company, specializing in economics analysis of the Brazilian and International Economy. In addition, in the last 5 years he worked as an economist, analyst and economic adviser, writing articles, reports and studies. He participated in national and international seminars, and has given lecture on topics related to the Brazilian and World Economies.

FERNANDO FONTES IUNES (born in 1962)

• Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and obtained the title of MS and PhD from the University of London (UK).

• Experience: Fernando was a Senior Advisor, Partner and Executive Director, responsible for the Global Investment Banking of Banco Itaú BBA S.A. from 2010 to 2015, during which helped to establish a leading platform for Investment Banking in Latin America, with operations in Brazil, Argentina, Chile, Colombia, Peru and Mexico. Previously he held various positions in Banco Itaú BBA S.A., where he was Director responsible for the areas of Capital Markets 2003-2010, Itaú Banco de Investimento S.A., where he served as Executive Officer from 2001 to 2003, Banco BBA Creditantalt S.A. and Creditanstalt in New York in 1994. During that period, Fernando participated in some of the largest and most important capital markets transactions, mergers, acquisitions and reorganizations held in Latin America. Fernando also worked on the Infrastructure and Urban Development Department, Policy, Research and External Affairs at the World Bank in Washington. He was a professor of the Instituto Brasileiro de Mercado de Capitais - IBMEC (Insper). Currently, Fernando is a senior fellow at Harvard University in the 2017 Advanced Leadership Initiative in Cambridge, United States. On September 28, 2015, he joined the Board of Directors of Gerdau SA.

HARLEY LORENTZ SCARDOELLI (born in 1963)

• Education: Degree in Civil Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS), graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul, and holds a CFA certification.

• Experience: He began his career at Gerdau in May 1988, during which he has worked for Gerdau’s operations in Canada, United States, Spain and Brazil. Harley Lorentz Scardoelli was elected Statutory Director on July 15, 2015. On September 3, 2015, he was elected Vice President, responsible for Finance, Planning, Accounting, Tax and Legal. He also holds the position of Investor Relations Director of the companies Gerdau S.A., Metalúrgica Gerdau SA and Seiva S.A. — Florestas e Indústrias. He is also board member of Abrasca.

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

• Education: Degree in Law from the Unisinos in 1995 and has a Marketing and Finance MBA from Kellogg School of Management, Illinois (United States).

• Experience: He started his career at Gerdau in October 1985, as Administrative Assistant, and was promoted to Scrap Purchaser at Gerdau Riograndense in 1992 and then to Legal Assistant in Porto Alegre in 1994. In 1996, he was promoted to Sales Manager of the São Paulo subsidiary of Commercial Gerdau. In 2000, after he concluded his MBA and returned to Brazil, Guilherme was promoted to the position of Marketing and Planning Manager of Commercial Gerdau based in São Paulo. In 2002, he was promoted to the position of Executive Manager of the Industrial Wire Business Area (GPM); in 2003, he was promoted to the position of Executive Director of the Gerdau Industrial Products Business area (GI) and to the position of Executive Director of the Civil Construction Business Area

and Rebar Fabrication (GC) in 2005. In 2006 Guilherme was appointed to the position of Marketing Director for Gerdau Long Steel North America (GLN), then called Gerdau Ameristeel and he relocated to Tampa, United States. In 2007 he was promoted to Vice Director for the Manitoba, Bright Bar and Duluth Grinding Balls facilities of the same Business Division. By this time, he also joined GLN Executive Committee. In 2009 Guilherme was appointed to Regional Director for Special Bar Quality and Wire Rod Operations at GLN which included the locations of Manitoba, St. Paul, Beaumont, Perth Amboy, Joliet and Duluth Grinding Balls. In 2010 Guilherme was promoted to Executive Director of Gerdau Special Steel North America (GSN) and in 2011 he was promoted to the position of Long Steel North America Business Division Leader, position hold until April, 4th, 2014 when he became member of the Gerdau Executive Committee, as Executive Vice President, coordinating the Special Steel Business Division and the Gerdau 2022 Project - Strategy , shifting its base to the office in São Paulo, Brazil. Guilherme Chagas Gerdau Johannpeter currently accumulates the functions as (i) member of the Board of Directors, Vice President Director and member of the Executive Committee of Metalurgica Gerdau S.A.; (ii) a member of the Board, member of the Succession and Compensation Committee and member of the Risk Committee of Gerdau S.A.; (iii) member of the Board of Directors of Seiva S.A. - Florestas e Indústrias.

FRANCISCO DEPPERMANN FORTES (born in 1963)

• Education: Degree in Metallurgical Engineering from Universidade Federal do Rio Grande do Sul (UFRGS) in 1985 and a master’s degree in Business Administration from the same University in 2001. In 2008, he completed the Gerdau Business Program and in 2010, he attended the Stanford Executive Program at Stanford University in the United States.

• Experience: He started his career in 1984 as an intern in the Engineering area at Gerdau being, subsequently, hired as Technical Advisor in this same area. In 1992, after a period in which he studied and worked in Germany, he took the responsibility for coordinating the area of Management Systems of Aços Especiais Piratini, until 2000, also he accumulated the responsibility for the Human Resources of the unit. In 2001 he served as Manager of the Management System Area of Integrated Regional Unit of Long Steel Brazil. In 2003 he was transferred to the city of Porto Alegre where he started coordinating the global implementation and structuring of Gerdau Business System and Total Safety System, where he was promoted to Director of Management Systems in 2004. In January, 2006, he was promoted to the position of Executive Director of Gerdau Riograndense and Guaíra and in 2007 he was promoted to the position of Corporate Director of Human Resources, the position in which he added, over time, the processes of Organizational Development, Management Systems, Environment, Health and Safety, Management and Innovation, Shared Services, Business Security and Information Technology. Since 2011, he is the Vice President of Human Resources, Organizational Development, Management Systems, Environment, Health and Safety and Information Technology and member of the Executive Committee of Gerdau S.A. Since April 1, 2015 he is a member of the Executive Committee of Gerdau S.A., Metalurgica Gerdau S.A. and Seiva S.A. — Florestas e Indústrias.

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

In 2016, the Directors and Executive officers of Gerdau were paid a total of R$ 49.2 million in total remuneration as salary, variable remuneration, benefits, social charges, and termination.  The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for this installment.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad.  About 9% of participants are in the Defined Benefit plans and 91% in a Defined Contribution plan.

During 2016, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1,3 million to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

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

The Long Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Exercise Price:	R$	6,78	R$	10,58	R$	10,58	R$	12,86	R$	17,50	R$	26,19	R$	14,91	R$	29,12	R$	22,61	R$	14,42	R$	18,58
Grant Date:	30-dez-03		30-dez-04		30-dez-04		30-dez-05		30-dez-06		30-dez-07		30-dez-08		30-dez-09		30-dez-10		30-dez-11		30-dez-12
Vesting Date:	2-jan-09		2-jan-10		2-jan-08		2-jan-11		2-jan-12		2-jan-13		2-jan-14		2-jan-15		2-jan-16		2-jan-17		2-jan-18
Expiration Date:	30-dez-13		30-dez-14		30-dez-14		30-dez-15		30-dez-16		30-dez-17		30-dez-18		30-dez-19		30-dez-20		30-dez-21		30-dez-22
Total Options Granted to Directors and Executive Officers	595.508		515.552		258.123		1.086.037		819.369		630.703		1.189.576		968.195		628.367		897.510		846.330
Exercised Options	595.508		495.401		258.123		34.249		6.981		0		16.494		1.825		2.953		4.560		3.378
Cancelled Options	0		0		0		0		0		0		0		321.574		393.918		312.066		262.152
Balance Options	0		0		0		0		0		0		0		0		0		190.525		207.654
Options converted to Restricted Share	0		20.151		0		1.051.788		812.388		630.703		1.173.082		644.796		231.496		390.359		373.146

Grant Price:	R$	16,58	R$	18,36	R$	9,65	R$	4,29
Grant Date:	1-set-13		1-jan-14		1-jan-15		1-jan-16
Vesting Date:	31-mar-14		31-mar-15		31-mar-16		31-mar-17
Expiration Date:	31-mar-18		31-mar-19		31-mar-20		1-mar-21
Total Restricted Share (Conversion)	2.751.045		0		0		0
Exercised Restricted Share (Conversion)	2.594.317		0		0		0
Cancelled Restricted Share (Conversion)	0		0		0		0
Balance Restricte Share (Conversion)	156.728		0		0		0
Grant Restricted Share	0		202.519		361.540		1.553.413
Exercised Restricted Share	0		90.578		98.167		95.042
Cancelled Restricted Share	0		0		0		0
Balance Restricte Share	0		111.941		263.373		1.458.371
Grant Performance Share	0		754.666		1.446.960		2.163.086
Exercised Performance Share	0		82.052		883.036		14.660
Cancelled Performance Share	0		377.077		38.398		127.903
Balance Performance Share	0		295.537		525.526		2.020.523

Note 1: Vice President Manoel Vitor de Mendonça Filho resigned as administrator on November 30, 2016. On December 31, 2016, upon termination of his employment contract, he ceased to be a guest member of the Executive Committee Gerdau.

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

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Gerdau’s business. The Board may have up to eleven (11) members; currently there are three independent Board members. The Board has three (3) Committees: Corporate Governance; Compensation and Succession; and Risks. According to the Ordinary General Shareholders Meeting, held on April 26, 2016, the members of the Board of Directors, whose terms of office expire on April 30, 2017, are:

Chairman

Claudio Johannpeter (1), (2) and (3)

Member

André Bier Gerdau Johannpeter (2) and (3)

Richard Chagas Gerdau Johannpeter (1)

Affonso Celso Pastore (1) and (2)

Expedito Luz (1)

Fernando Fontes Iunes (1) and (2)

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

JORGE GERDAU JOHANNPETER (born in 1936)

• Education: Degree in Law from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1961.

• Experience: In May 2015, he became the Chairman of the Advisory Board of Gerdau S.A. and Metalúrgica Gerdau S.A. He has worked at Gerdau since 1954. He became an Executive Officer in 1971 and was appointed Board of Directors member in 1973. From 2002, after the implementation of new corporate governance structure, until December 2006, Jorge Johannpeter also held the position of Chief Executive Officer (CEO). From 1983 to April 2015 served as Chairman of the Board of Directors of Gerdau S.A. and its parent company

Metalurgica Gerdau S.A., a listed company, Gerdau holding company whose core business is the manufacture of steel products in general; and Seiva S.A. - Florestas e Indústrias, company that is part of the same group of Gerdau S.A. and whose main activity is the participation in the capital of other companies. On January 2, 2007, Jorge Gerdau Johannpeter retired from the Gerdau Executive Committee and, since then and until April 2015, he served exclusively as a member of the Board of Directors as its President.

• Other activities: Member of the Economic and Social Development Council (CDES) of the Brazilian Government. Founded of the Gaucho Quality and Productivity Program (PGQP) and Brazil Competitive Movement (MBC). He is a member of the International Quality Academy, of the Brazilian Quality Academy and member of the board of the National Quality Foundation (FNQ). In the areas of education and culture, he leads the governing board of the All for Education Movement and of the Ibere Camargo Foundation, he is also member of the board of Volunteer Partners.

FREDERICO CARLOS GERDAU JOHANNPETER (born in 1942)

• Education: Degree in Business Administration from the Universidade Federal do Rio Grande do Sul (UFRGS) and has a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

• Experience: In May 2015, he became a member of the Advisory Board of Gerdau S.A. and Metalurgica Gerdau S.A. He has worked at Gerdau since 1961. He became an Executive Officer in 1971, and from 1973 to 2002 served as a member of the Board of directors. In 2002, under the new corporate governance structure, he became Vice-Chairman of the Executive Committee of Gerdau S.A., a position he held until December 2006. From January 2007 until April 2015, he served as Vice Chairman of the Board of Directors of Gerdau S.A., its parent company Metalurgica Gerdau S.A. and Seiva S.A. - Florestas e Indústrias.

GERMANO HUGO GERDAU JOHANNPETER (born in 1932)

• Education: Degree in Business Administration from the Fundação Getúlio Vargas.

• Professional experience: In May 2015, he became a member of the Advisory Board of Gerdau S.A. and Metalúrgica Gerdau S.A.  He has worked at Gerdau in since 1951. He became an Executive Officer in 1971, and from 1973 to 2015, he served as a member of the Board of Directors. From 2002 until April 2015, he served as Vice-Chairman of the Board of Directors of Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. - Florestas e Indústrias.

KLAUS GERDAU JOHANNPETER (born in 1935)

• Education: Degree in Civil, Electrical and Mechanical Engineering for the Universidade Federal do Rio Grande do Sul (UFRGS) in 1958.

• Professional experience: In May 2015,  he became a member of the Advisory Board of Gerdau S.A. and Metalúrgica Gerdau S.A. He has worked for Gerdau since 1954. He became an Executive Officer in 1971 and from 1973 to 2015, he served as a member of the Board of Directors. Until his retirement from the Executive Committee in 2007, he was the main coordinator of the technical development of Gerdau’s industrial operations. From 2002 until April 2015, he served as Vice-Chairman of the Board of Directors of Gerdau S.A., Metalúrgica Gerdau S.A., and Seiva S.A. - Florestas e Indústrias. In addition, he has been the Chairman of the Gerdau Institute, the governing body of Gerdau’s social projects, since it was founded in 2005.

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

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Carlos Roberto Schröder	02/19/1940	Effective	2015
Hayton Jurema Da Rocha	26/02/1958	Effective	2016
Vanessa Claro Lopes	11/01/1976	Effective	2016

Domingos Matias Urroz Lopes	11/26/1937	Alternate	2015
Artur Cesar Brenner Peixoto	09/29/1942	Alternate	2014

Pedro Floriano Hoerde	07/16/1937	Alternate	2015
Nilo Jose Panazzolo	19/11/1955	Alternate	2016
Fernando Dal-Ri Murcia	16/07/1977	Alternate	2016

The Shareholder’s Ordinary Meeting has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

BOLÍVAR CHARNESKI (born in 1950)

• Education: Degree in Accounting in 1974 and participant in a professional exchange program in Price Waterhouse, in Atlanta, GA — USA.

• Professional experience: Founder and partner since 1988 of Charneski Contadores Associados (up to 2009, Charneski — Auditores & Consultores), a company settled in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Fiscal Council member (assigned as Financial Expert for SOX purposes) of Gerdau S.A. since 2011. Board member certified by Instituto IBGC — Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. Advisory Board Member of family-owned companies. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON — Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Fiscal Council member of Grendene SA from 2011 to 2013. Fiscal Council member of Forjas Taurus S.A. from 1998 to 2007. Author of articles about business and economic scenarios, corporate governance, management, accounting and tax.

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

CARLOS ROBERTO SCHRODER (born in 1940)

• Education: Degree in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1968.

• Experience: He worked in the following companies: (i) Petróleo Brasileiro S.A. - PETROBRAS, a listed company whose main activity is the prospecting, extraction, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, as Head of Cost Sector from 1966 to 1971; (ii) Siderúrgica Riograndense S.A., from 1971 to 1973 as Assistant at Cost Department, and from 1973 to 1976 as Chief Accountant; (Iii) Metalurgica Gerdau S.A., from 1973 to 1976 as Chief Accountant; (Iv) Companhia Siderurgica da Guanabara - Cosigua, former name of Gerdau S.A. from 1977 to 1981 as Accounting Manager; (v) Gerdau Group and Siderúrgica Laisa S.A. - Uruguay from 1981 to 1983 as Accounting Manager; (vi) Siderúrgica Riograndense S.A. and Siderurgica Guaira S.A.,  from 1983 to 1989 as Administrative and Accounting Director; (vii) Usina Siderúrgica da Bahia S.A. - Usiba, 1989-1996, as Executive Director; (viii) Siderrúrgica Açonorte S.A., Usina Siderúrgica da Bahia S.A. - Usiba and Usina Siderúrgica Cearense S.A., from 1996 to 1998, as Executive Director.

HAYTON JUREMA DA ROCHA (born in 1958 )

- Education: B.A. in Economics (Universidade Federal de Alagoas),  post graduate degree in Business Management (Universidade Federal de Pernambuco) and specialization in Marketing (IAG - Business School of PUC Rio de Janeiro).

- Experience: Has been working at Banco do Brasil since 1977. In the past five years, was President of CASSI - Assistance Fund of the Bank of Brazil Employees, the largest operator of health plans in the country, in the self-management mode, a position he held until January 2012; and Director of Marketing and Communications until November 2014. He is currently Special Advisor to the President. His main experience in statutory boards includes, in recent years, having been a member of the Supervisory Board of CELESC and WEG S.A., and since May 2016 member of the Fiscal Council of Gerdau S.A.

VANESSA CLARO LOPES (born in 1976)

- Education: Degree in Accounting from Universidade Federal Fluminense (UFF) and in System Analysis from FATEC, with specialization in Business Management from EAESP FGV and in Computer Networks. Currently a Master´s Degree Candidate in Management Systems at UFF.

- Experience: She was previously Head of Corporate Internal Audit at TAM S.A. and Head of Internal Audit at Globex Utilidades S.A. Began her career at PwC Brazil in System Audit Team, having been responsible for the creation of the Group of Consultants for Telecom Network Services. She was responsible for the audit teams at Telefonica Group. Vanessa was professor of IT Systems and Information Security at Faculdade Objetivo. She is currently (i) Chairman of the Fiscal Council of Via Varejo S.A., (ii) Coordinator of the Audit Committee of Tegma Logística S.A., (iii) member of the Fiscal Council of Vanguarda Agro S.A. and (iv) member of the Fiscal Council of Gerdau S.A.

D. EMPLOYEES

Direct	Brasil	Overseas	Total
2011	23.516	19.304	42.820
2012	22.658	19.211	41.869
2013	22.278	19.337	41.615
2014	20.169	19.892	40.061
2015	16.495	18.650	35.145
2016	14.960	15.054	30.014

Outsourced*	Brasil	Overseas	Total
2011	7.734	3.799	11.186
2012	8.147	3.303	11.450
2013	7.637	4.128	11.765
2014	6.583	4.201	10.784
2015	5.406	3.461	8.867
2016	4.992	2.970	7.962

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2016, the Company employed 30.014 at its industrial units, excluding jointly controlled entities, 50% of this total is based in Brazil and the remainder in South America, North America and India, which have 4,690, 9.536, and 828 employees, respectively.

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

E. STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of January 31, 2017.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Claudio Johannpeter	38,435	0.01	158,858	0.01
André Bier Gerdau Johannpeter	23,885	0.00	348,395	0.03
Richard Chagas Gerdau Johannpeter	—	—	1,342	0.00
Expedito Luz	—	—	11,883	0.00
Affonso Celso Patore	—	—	20,948	0.00
Fernando Fontes Iunes	—	—	324	0.00
Guilherme Chagas Gerdau Johannpeter	—	—	97,246	0.01
Harley Lorentz Scardoelli	—	—	6,571	0.00
Francisco Deppermann Fortes	—	—	40,841	0.00
TOTAL	62,320	0.01	686,408	0.60

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its consolidated financial statements included herein for further details.

The following table shows the remaining vested options, the restricted shares resulted from the stock option conversion and 2013, 2014, 2015 and 2016 awards (all Gerdau S.A. preferred shares) to each director and executive officer until January 31, 2017.

	Stock Options				Restricted Share Units				Performance Share Units
Names	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance
Jorge Gerdau Johannpeter	320.386	0	320.386	0	634.776	634.776	0	0	463.850	335.814	128.036	0
Germano H G Johannpeter	191.881	0	191.881	0	544.672	544.672	0	0	226.236	163.847	62.389	0
Klaus Gerdau Johannpeter	191.881	0	191 .881	0	544.672	544.672	0	0	226.236	163.847	62.389	0
Frederico C G Johannpeter	281.485	0	281.485	0	607.488	607.488	0	0	391.180	283.216	107.964	0
Claudio Johannpeter	185.976	0	88.735	97.241	798.234	116.284	0	681.950	1.015.581	0	0	1.015.581
Affonso Celso Pastore	28.929	0	10.074	18.855	81.506	30.437	0	51.069	48.049	0	653	47.396
Andre Bier Johannpeter	231.1 58	0	93.065	138.093	943.026	126.375	0	816.651	1.240.671	0	0	1.240.671
Manoel Vitor de M Filho	43.555	0	43.555	0	174.187	174.187	0	0	214.971	33.024	181.947	0
Expedito Luz	41.319	0	11.934	29.385	94.876	25.957	0	68.919	56.229	0	0	56.229
Francisco D Fortes	33.027	0	7.569	25.458	133.652	23.309	0	110.343	165.810	0	0	165.810
Guilherme Gerdau Johannpeter	109.759	12.716	19.478	77.565	192.985	41.287	0	151.698	227.761	0	0	227.761
Harley Lorentz Scardoelli	16.987	0	5.405	11.582	68.645	8.659	0	59.986	88.138	0	0	88.138
Fernando Fontes Iunes	0	0	0	0	23.219	0	0	23.219	0	0	0	0
Richard Gerdau Johannpeter	0	0	0	0	26.579	0	0	26.579	0	0	0	0
Total	1.676.343	12.716	1.265.448	398.179	4.868.517	2.878.104	0	1.990.413	4.364.712	979.748	543.378	2.841.586

Note 1: Vice President Manoel Vitor de Mendonça Filho resigned as administrator on November 30, 2016. On December 31, 2016, upon termination of his employment contract, he ceased to be a guest member of the Executive Committee Gerdau.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of January 31, 2017, Gerdau S.A. had 571,929,945 common shares and 1,135,833,935 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2017, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	449,712,654	78.40	202,806,575	17.70
Banco BTG Pactual S.A.	34,209,522	5.96	—	—
Members of the board of directors and executive officers as a group (9 members)	62,320	0.01	686,408	0.60

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 78.40% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2017 there were 322,372,678 ADRs outstanding, representing 28.1% of Gerdau S.A. preferred shares and the number of record holders were 37.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

							Outstanding Amount
			Original Amount			Termination or		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	extinction	December 31,	during the period
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2016	covered
1	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., co-borrower of a global credit line, to finance working capital, in the amount of up to US$20,000,000.00, equivalent in MXN.	Jointly-controlled entity	68,708	12/06/2016	Jan-17	Settlement of the agreement	65,182	65,182
2	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V. in financing with the Banco Latinoamericano e Comércio Exterior in the amount of up to US$40,000,000.00 at the date of the agreement.	Jointly-controlled entity	129,724	09/02/2016	Mar-17	Settlement of the agreement	8,206	8,812
3	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., co-borrower of a global credit line, to finance working capital, in the amount of up to US$86,000,000.00, equivalent in MXN.	Jointly-controlled entity	291,772	11/23/2016	May-17	Settlement of the agreement	280,283	292,116
4	Guarantee granted to Gerdau Aços Longos S.A. in a purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the current amount of R$39,485,940.00.	Subsidiary	39,485	05/18/2016	May-17	Settlement of the agreement	39,486	39,486
5	Guarantee granted to Siderúrgica Zuliana, C.A., in financing from Citibank up to US$20,000,000.00 at the date of the agreement.	Subsidiary	66,680	12/13/2016	Jun-17	Settlement of the agreement	65,182	65,182
6	Guarantee granted to Diaco S.A. in financing from Banco BBVA Colombia in the amount of up to US$40,000,000.00 at the date of the agreement. No remuneration.	Subsidiary	123,016	05/03/2015	Jun-17	Settlement of the agreement	11,086	19,211
7	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Citibank in the amount of up to ARS 50,000,000.00 equivalent to US$6,2 million.	Subsidiary	15,154	06/27/2014	Jun-17	Settlement of the agreement	2,336	9,734
8	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V. in financing from Bank of America in the amount of up to US$30,000,000.00 at the date of the agreement.	Jointly-controlled entity	97,968	07/15/2016	Jul-17	Settlement of the agreement	83,319	92,444
9	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with HSBC in the amount of US$25 million.	Subsidiary	58,565	12/19/2013	Aug-17	Settlement of the agreement	81,478	101,070
10	Co-guarantee for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$1,5 billion. No remuneration.	Subsidiary	1,744,000	10/22/2007	Oct-17	Settlement of the agreement	2,577,296	3,251,220
11	Guarantee granted to Diaco S.A., co-borrower of global credit line, to finance working capital, in the amount of up to US$80,000,000.00.	Subsidiary	259,592	11/04/2016	Nov-17	Settlement of the agreement	260,728	271,736
12	Guarantee granted to Comercial Gerdau Bolivia, co-borrower of a global credit line, to finance working capital, in the amount of up to US$4,000,000.00.	Subsidiary	12,980	11/04/2016	Nov-17	Settlement of the agreement	13,036	13,587
13	Guarantee granted to Gerdau Aços Longos SA in an agreement to purchase and sell electricity with Companhia de São Paulo, CESP, in the current amount of R$7,007,262.85.	Subsidiary	7,007	11/30/2016	Dec-17	Settlement of the agreement	7,007	7,007
14	Guarantee granted to Gerdau Aços Longos S.A. in financing from the BNDES in the amount of R$105,178,320.00 at the date of the agreement.	Subsidiary	105,178	07/25/2016	Jul-18	Settlement of the agreement	107,481	107,481
15	Guarantee granted to Gerdau Açominas S.A. in financing from the BNDES in the amount of up to R$200,755,325.08 at the date of the agreement.	Subsidiary	200,755	07/13/2016	Jul-18	Settlement of the agreement	203,245	203,245
16	Guarantee granted to Gerdau Aços Longos S.A. in a financing from the BNDES in the amount of R$146,432,734.17 at the date of the agreement.	Subsidiary	146,433	06/29/2016	Jul-18	Settlement of the agreement	150,220	150,220
17	Guarantee for company Diaco S.A., in a loan with Citibank in the amount of up to US$40 million on the agreement’s date.	Subsidiary	137,700	08/03/2015	Aug-18	Settlement of the agreement	125,424	142,020
18	Bank guarantee granted to Banco de la Nación regarding the financing of Sipar Aceros SA’s Melt Shop in the amount of US$105,000,000.00.	Subsidiary	229,808	10/04/2013	Sep-18	Settlement of the agreement	342,206	424,494
19	Guarantee granted to Gerdau Steel India Ltd., in financing to the Bank of Tokyo in the amount of up to INR 2,505,600,000.00, equivalent to US$40,000,000.00 at the date of the agreement.	Subsidiary	92,996	09/06/2013	Sep-18	Settlement of the agreement	130,364	161,712
20	The Company is the guarantor of subsidiary Gerdau Steel India Ltd. in a loan with Citibank in the amount of up to INR 3,000,000,000.00, equivalet to US$50 million on the agreement’s date.	Subsidiary	143,910	02/03/2015	Feb-19	Settlement of the agreement	142,743	178,806
21	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., obtained a financing from Sumitomo in the amount of up to MXN 990,750,000,000.00, equivalent to US$75,000,000.00 at the date of the agreement.	Jointly-controlled entity	176,145	03/13/2014	Mar-19	Settlement of the agreement	155,752	217,060
22	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$34,000,000.00 equivalent in ARS.	Subsidiary	83,241	10/30/2014	Sep-19	Settlement of the agreement	29,840	82,704
23	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$1,25 billion. No remuneration.	Subsidiary	2,188,125	11/24/2009	Jan-20	Settlement of the agreement	1,801,389	2,281,255
24	Guarantee for company Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$776,616,380.00 on the agreement’s date.	Subsidiary	776,616	12/04/2012	Jan-20	Settlement of the agreement	303,859	450,915
25	Guarantee for company Gerdau Açominas S.A. in a loan with NCE Banco do Brasil in the amount of up to R$430 million on the agreement’s date.	Subsidiary	430,000	03/19/2014	Feb-20	Settlement of the agreement	387,000	430,000
26	Guarantee for company Gerdau Aços Especiais S.A. in a loan with NCE Banco do Brasil in the amount of up to R$70 million on the agreement’s date.	Subsidiary	70,000	03/19/2014	Feb-20	Settlement of the agreement	63,000	70,000
27	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$660 million.	Subsidiary	660,000	09/24/2013	Aug-20	Settlement of the agreement	585,000	610,000
28	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing working capital with Citibank in the amount of R$656,200,000.00 for a period of 5 years.	Subsidiary	656,200	10/30/2015	Oct-20	Settlement of the agreement	656,200	656,200
29	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with BBVA in the amount of US$150 million equivalent to MXN.	Jointly-controlled entity	580,665	12/14/2015	Dec-20	Settlement of the agreement	393,015	547,716
30	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Banco Patagônia in the amount of US$21,023,641.08 equivalent in ARS.	Subsidiary	81,575	10/30/2015	Dec-20	Settlement of the agreement	19,304	51,392

							Outstanding Amount
			Original Amount			Termination or		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	extinction	December 31,	during the period
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2016	covered
31	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in 2010 in an amount of up to US$1,25 billion	Subsidiary	2,117,750	10/01/2010	Jan-21	Settlement of the agreement	3,345,222	4,598,180
32	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$291,959 thousand. No remuneration.	Subsidiary	437,387	06/16/2011	Feb-21	Settlement of the agreement	491,901	711,846
33	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$13,063,357.28 equivalent in ARS.	Subsidiary	42,335	09/21/2016	Sep-21	Settlement of the agreement	41,021	42,812
34	Co-guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of local credit line, in the amount of US$330,000,000.00, equivalent in MXN.	Jointly-controlled entity	1,118,535	12/07/2016	Dec-21	Settlement of the agreement	1,075,503	1,075,503
35	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$750,000,000.00.	Subsidiary	1,501,275	04/15/2013	Apr-23	Settlement of the agreement	1,832,625	2,423,796
36	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$1,165,629,000.00. No remuneration.	Subsidiary	2,606,346	04/10/2014	Apr-24	Settlement of the agreement	2,987,154	4,291,679
37	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A.. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Aug-24	Maturity	52,064	398,365
38	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Especiais S.A.. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Aug-24	Maturity	229,804	235,174
39	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Açominas S.A.. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Aug-24	Maturity	375,690	375,690
40	Guarantee granted to Gerdau Aços Longos S.A. in financing from the BNDES in the amount of up to R$543,413,000.00 at the date of the agreement.	Subsidiary	543,413	07/08/2008	Oct-24	Settlement of the agreement	306,567	337,994
41	Gerdau S.A. usually trades its own debentures for the parent owners. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Nov-24	Maturity	33,437	87,730
42	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/2009	Dec-30	Settlement of the agreement	12,216	12,216
43	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$51 million.	Subsidiary	103,596	10/18/2012	Oct-37	Settlement of the agreement	166,214	206,183
44	Co-guarantee for GTL Trade Finance Inc. in the 30-years Bond issued in April/2014 in an amount of US$500 million. No remuneration.	Subsidiary	1,118,000	04/16/2014	Apr-44	Settlement of the agreement	1,629,550	2,021,400
45	Guarantee for company Gerdau Steel India Ltd., with JPMorgan in a working capital loan in the amount of US$25 million, equivalents to INR.	Subsidiary	56,065	11/04/2013	Undetermined	Settlement of the agreement	27,212	55,606
46	Guarantee granted to Gerdau Steel India with the BOFA to finance working capital in the amount of up to US$15,000,000.00, equivalent to INR.	Subsidiary	32,732	10/11/2013	Undetermined	Settlement of the agreement	27,918	46,576
47	Guarantee received from the company Indac Ind. Adm. E Com. S.A. for debentures from the7°, 8°, 9° and 11° issuances, with no restriction of amounts and dates. Remuneration rate of 0.95% on the due amount.	Parent company	—	—	Undetermined	Maturity	121,131	182,388
48	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Sipar Aceros S.A., Gerdau Corsa S.A.P.I. and Villares Corporation of America) Sales in the period amounted to R$6,982.	Subsidiaries	—	—	Undetermined	Maturity	19,134	45,181
49	Gerdau S.A. has accounts payable derived from purchases to subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A.). Purchases in the period amounted R$5,592.	Subsidiaries	—	—	Undetermined	Maturity	4,721	25,695
50	Current account (liability balance) with Gerdau Açominas S.A. Pays the monthly variation of the CDI.	Subsidiary	—	12/01/2014	Undetermined	No maturity	592	1,037
51	Current account (liability balance) with Gerdau Aços Especiais S.A. Pays the monthly variation of the CDI.	Subsidiary	—	12/01/2014	Undetermined	No maturity	4,988	7,068
52	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/2010	Undetermined	No maturity	6,129,200	7,570,484
53	Current account (liability balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/2005	Undetermined	No maturity	3,893	3,893
54	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$57 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	63	63

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position of December 31, 2016.

The most significant legal and administrative disputes are detailed below. The amount disclosed for each dispute is as of December 31, unless otherwise stated. For further information on the reserve for contingencies, see Note 17 to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2016, 2015 and 2014 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2016	2015	2014	2016	2015	2014
Tax	1,830	1,570	1,308	1,717	1,521	1,287
Labor	359	288	228	107	82	67
Other	51	47	40	38	100	78
Total	2,240	1,905	1,576	1,862	1,703	1,432

Tax Provisions

Part of these provisions correspond to tax matters. The most significant provisions of contingencies are related to:

• R$ 68 million related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 37 million related to discussions on Social Contribution Tax on Profits (“Contribuição Social sobre o Lucro” - CSLL ) and Income Tax (“Imposto de Renda Pessoa Jurídica — IRPJ”).

• R$ 9 million related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), and the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária” — RTE), which are charges included in the electric energy bills. The Supreme Court has upheld the constitutionality of the ECE, and for this reason, once the lawsuits are terminated, the judicial deposit made will be used to settle the provision. As to the RTE, the Company understands the charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 1.679 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” - PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” - COFINS) credits, (ii) taxation of those Contributions over income in excess of sales, and (iii) exclusion of the Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the basis of calculation of the Contributions.

• R$ 37 million related to other taxes, discussed in cases, for which the probability of loss is more likely than not.

Considering the opinion of our legal advisors and the assessment by management, the likelihood of loss in connection with the lawsuits and proceedings listed below is deemed possible (but not likely), and, according to the accounting principles currently in force, no accounting reserves were made in connection with said proceedings.

•  The Company and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) — state VAT —  discussions, which essentially relate to tax credit and rate differences, and aggregately amount to R$ 1,832 million.

• The Company and its subsidiaries, Gerdau Açominas S.A.; Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not.  The total amount involved is R$ 691 million.

• Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$117 million, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, the judgment of which is currently pending before the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

• Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,410 million. Said proceedings relate to profits generated abroad, of which (i) R$ 1,247 million correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 348 million relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and is subject to special appeals currently pending in CARF’s superior tribunal, and (i.b) R$ 900 million relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (ii) R$ 162 million correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal in CARF’s lower tribunal was dismissed, and currently awaits the publication of judgment for the lodging of an appeal.

•  Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 5,089 million, of which (i) R$ 3,913 million correspond to four proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and in connection with Gerdau Aços Longos S.A., the Company obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy in the amount of R$ 2,806 million; (ii) R$ 505 million correspond to two proceedings involving Gerdau Acos Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii)  R$ 115 million correspond to a proceeding involving the subsidiary Gerdau Aços Especiais S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; and (iv) R$ 556 million correspond to one proceeding involving the subsidiary Gerdau Aços Longos S.A., the challenge to which was filed by the Company on January 13, 2017 and is currently pending judgment by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things:  (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company as of the date of the approval of the Company’s Financial Statements believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or to disclose any contingency.

The Company’s legal tax advisors have confirmed that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill, which generated the above mentioned proceedings, were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2016 of R$ 359 million. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, hazardous and risk additional, among others. The balance in judicial deposits relate to labor provisions as at December 31, 2016, totaling R$ 107 million.

Other Provisions

The Company is also defending civil proceedings related to other provisions arising from the normal course of its operations. Such provisions for these claims amount as of December 31, 2016 to R$ 51 million. On the same date, judicial deposits related to these provisions amount to R$ 38 million. Other contingent liabilities for which chances of loss are not more likely than not, involving uncertainties as to their occurrence (and therefore, not included in the provision for contingencies), are comprised of:

Antitrust Proceedings

A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accounting on August 01, 2013 to R$ 417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the lack of a cartel. The suspension of the effects of CADE’s decision was granted by the Court, upon offer of bank guarantee letter. Sentences were handed down for the dismissal of the actions and both are found in recursal degree.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

Other Civil Litigation

The Company is involved as a defendant, either directly or through its affiliates, in other disputes for which chances of loss are not more likely than not. The aggregate amount involved in such disputes is R$ 193.498 million.

Securities Class Action

On May 26, 2016, a securities class action complaint was filed in the United States District Court for the Southern District of New York against Gerdau and certain executives and former executives of the Company by purchasers of American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange.  On August 9, 2016, the court appointed the Policemen’s Annuity and Benefit Fund of Chicago as lead plaintiff.  On October 31, 2016, the lead plaintiff filed an amended complaint under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a purported class of purchasers of Gerdau ADRs between April 23, 2012 and May 16, 2016. Among other things, the amended complaint alleges that the Company and certain executives engaged in a bribery scheme involving members of the Brazilian Board of Tax Appeals (CARF), which purportedly resulted in the nonpayment of approximately US$ 429 million in taxes and purportedly resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business, operations, and prospects being false and misleading and/or lacking a reasonable basis. The amended complaint includes alleged claims pertaining to the transaction relating to the acquisition of equity interests described in note (c) below. On January 17, 2017, the Company filed a motion to dismiss. The plaintiffs have not specified an amount of alleged damages in the action.  For such reason, and because the action is still in its early stages, the Company is unable to reasonably estimate the possibility of loss and the amount of potential losses arising from the litigation.

Administrative proceeding — Brazilian Securities Comission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense in the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) will use the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the Law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2016, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 628.2 million or 3.3 % of total paid-in capital of R$ 19,249.1 million.

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

B. SIGNIFICANT CHANGES

Board of Directors.

Since December 31, 2016, Manuel Vitor de Mendonça Filho is no longer an Officer of the Company and member of any Committee.

Since February 20, 2017, Expedito Luz is no longer a member of the Board of Directors of the Company and member of any Committee.

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

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2012	19.27	13.41	9.82	7.11
2013	18.06	11.12	8.85	4.96
2014	17.27	7.84	7.22	2.92
2015	10.89	4.52	3.73	1.15
2016	14.62	3.27	4.31	0.79

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2015
1Q	10.89	8.40	3.73	3.00
2Q	10.38	7.33	3.45	2.36
3Q	7.02	4.52	2.24	1.27
4Q	6.63	4.62	1.77	1.15
2016
1Q	6.71	3.27	1.85	0.79
2Q	8.31	5.55	2.35	1.54
3Q	10.29	5.97	3.18	1.79
4Q	14.62	8.84	4.31	2.72

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2016
January	4.52	3.27	1.11	0.79
February	4.20	3.47	1.07	0.87
March	6.71	3.58	1.85	0.91
April	8.31	6.10	2.35	1.65
May	7.56	5.55	2.16	1.54
June	6.47	5.61	1.91	1.55
July	7.88	5.97	2.40	1.79
August	10.29	7.55	3.18	2.31
September	9.76	8.29	3.05	2.54
October	11.00	8.84	3.46	2.72
November	14.62	10.15	4.31	3.14
December	13.72	10.30	4.02	3.12
2017
January	13.20	10.84	4.09	3.30
February	13.67	12.23	4.42	3.93
March, 13	13.35	11.91	4.29	3.76

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

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2012	9.88	7.10
2013	9.01	5.04
2014	7.26	2.89
2015	3.70	1.16
2016	4.28	0.80

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2015
1Q	3.70	2.98
2Q	3.53	2.36
3Q	2.24	1.27
4Q	1.77	1.16
2016
1Q	1.81	0.80
2Q	2.34	1.53
3Q	3.14	1.75
4Q	4.28	2.68

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2016
January	1.14	0.80
February	1.13	0.87
March	1.81	0.90
April	2.34	1.61
May	2.13	2.53
June	1.91	1.55
July	2.35	1.75
August	3.14	2.24
September	2.99	2.54
October	3.43	2.68
November	4.28	3.10
December	4.10	3.10
2017
January	4.05	3.37
February	4.36	3.88
March, 13	4.24	3.72

Source: Bloomberg

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2012	15.16	11.21	7.86	5.83
2013	15.52	10.03	7.64	4.49
2014	14.09	6.69	5.95	2.49
2015	8.23	3.33	3,03	0.83
2016	10.09	2.46	2,98	0.60

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2015
1Q	8.23	6.80	3.03	2.25
2Q	7.84	5.88	2.58	1.89
3Q	5.76	3.93	1.84	1.10
4Q	5.08	3.33	1.35	0.83
2016
1Q	4.85	2.46	1.35	0.60
2Q	5.85	3.90	1.65	1.09
3Q	7.29	4.32	2.25	1.29
4Q	10.09	6.43	2.98	1.98

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2016
January	3.31	2.46	0.82	0.60
February	3.27	2.68	0.84	0.67
March	4.85	2.74	1.35	0.69
April	5.85	4.43	1.65	1.20
May	5.39	3.90	1.54	1.09
June	4.50	3.97	1.34	1.11
July	5.57	4.32	1.70	1.29
August	7.29	5.42	2.25	1.66
September	7.05	6.06	2.20	1.86
October	8.08	6.43	2.54	1.98
November	10.09	7.41	2.98	2.29
December	9.35	7.33	2.75	2.23
2017
January	9.34	7.67	2.89	2.34
February	9.12	8.69	3.07	2.76
March, 13	11.60	9.15	3.68	2.95

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

The BOVESPA’s trading is conducted between 10:00 a.m. and 5:00 p.m. on the BOVESPA automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA. The price variations are limited to 2% (above or below) the closing quote of the day.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law N. 4,131/62 and CMN (Conselho Monetário Nacional) Resolution N. 3,844/10 or as a portfolio investment under CMN Resolution N. 4,373/14 and CVM Instruction N. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction N. 1,634, of May 6, 2016, as amended. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2016, 2.4 billion ADRs were traded, a figure 68.6% higher than in 2015, representing a trading volume of $5.8 billion, equivalent to a daily average of $23.0 million.

On February 4, 2016, Gerdau received a notice from the New York Stock Exchange (NYSE) that the average closing trading price of its ADRs was below $1.00 over a consecutive 30 trading-day period, which is below the New York Stock Exchange’s listing criteria. On March 31, 2016, however, the closing price and the average closing price in the preceding consecutive 30-day trading period of the Company’s ADRs were above $1.00 per ADR. On April 1, 2016, Gerdau was notified by the New York Stock Exchange that it had regained compliance with the NYSE listing criteria.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2016, a total of 1.8 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 101.7% higher than in 2015, representing a trading volume of $3.5 million, equivalent to a daily average of $33 thousand.

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

Paragraph 6. The Investor Relations Director is responsible for transmitting the information, as soon as they are received by the company, to CVM and, if applicable, to the stock exchange or organized over-the-counter market entities in which the company trades is shares, as update the IAN form in the correspondent field.”

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

Bonds -  The Company, through its subsidiaries GTL Trade Finance Inc., Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in 2007, 2009, 2010, 2013 and 2014, the issuance of bonds each with maturity of 10 and 30 years (collectively “Ten/Thirty Years Bond”). The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. On December 31, 2016, the outstanding balance of these bonds was R$ 14.2 billion.

GGWCF - In September 2015, the Company prepaid and cancelled the Global Working Capital Facility in October 2015, the Company entered into a new senior unsecured working capital facility in the amount of US$ 1 billion.  The new global line is divided into two tranches, US$ 250 million for Gerdau’s North American subsidiaries and US$ 750 million for Gerdau’s Latin American subsidiaries. The outstanding loans under this line totaled US$ 188.3 million (R$ 613.7 million as of December 31, 2016).

BNDES - In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2016 the outstanding amount was R$ 665.7 million.

In December 2012 the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project. The funds are provided as the subsidiary carries out its own investment plans and submit to BNDES the evidences of completion. The outstanding balance of this transaction was R$303.9 million as of December 31, 2016.

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

Thereafter, unless the Preferred Shares are held pursuant to CMN Resolution N. 4,373/14 or to Law N. 4,131/62 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADRs.

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

For tax purposes, this interest is calculated over the net equity accounts of the corporation and is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo — “TJLP”), as determined by the Brazilian Central Bank from time to time, and the amount of the deduction cannot exceed the greater of:

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

Provisional Measure (“PM”) no. 694, of September 30, 2015, had been enacted to promote two changes with regard to the rules above: (i) the limitation on the amount of interest on shareholders’ equity to be paid would be set at the lesser of daily pro rata variation of said TJLP rate or 5% per annum; and (ii) the general withholding income tax rate applicable to payments made to a Non-Resident Holder would be increased from 15% to 18% (the 25% rate remaining applicable to payments made to a Non-Resident Holder resident or domiciled in a Tax Favorable Jurisdiction). Said changes, however, have lost effectiveness, as PM no. 694/15 has not been converted into law.

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

In general, gains realized on the disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank. Nonetheless, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

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

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange are:

•                  exempt from income tax when assessed by a Non-Resident Holder that (1) has invested in Brazil under the rules set forth by the Brazilian Central Bank —  “Qualified Portfolio Investor” (in particular the National Monetary Council Resolution no. 4,373, of September 29, 2014) and (2) is not domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept; or

•                  subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a Qualified Portfolio Investor, and of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized by a Non-Resident Holder on a disposition of common or preferred shares (or ADRs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. Until December 31, 2016, this rate was 15%, as per Article 21 of Federal Law no. 8,981, of January 20, 1995. Federal Law no. 13,259, of March 16, 2016 (resulting from passing PM nº 692, of September 22, 2015 into law) amended said Federal Law no. 8,981/95 and rendered capital gains realized by resident individuals taxable at progressive rates in brackets that vary from 15% to 22.5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17.5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not
R$ 30 million; and (iv) 22.5% on gains exceeding R$ 30 million. In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains it realize on the disposition of said assets will be taxable at the fixed rate of 25% (please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept).

Such increase in rates set forth by Federal Law no. 13,259/16 became effective as of January 1, 2017, as confirmed by Ordinance (Ato Declaratório Interpretativo) no. 3, of April 27, 2016.

The rules contained in Federal Law no. 13,259/16 are also applicable on the disposition of common or preferred shares (or ADRs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange. Such increase, however, shall have no impact as regards transactions carried out (i) on the Brazilian stock exchange, as well as (ii) by a Non-Resident

Holder resident or domiciled in a Tax Favorable Jurisdiction (whether or not on the Brazilian stock exchange).

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

The deposit of common or preferred shares by a Non-Resident Holder in exchange for ADRs may trigger Brazilian income tax on the capital gain presumably realized, in accordance with the rates mentioned above. There are grounds to maintain, however, that such transaction should not trigger Brazilian income tax, provided that the appropriate rules are complied with in connection with the registration of the transaction before the Brazilian Central Bank.

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

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2016 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2016 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Foreign currency sensitivity analysis: as of December 31, 2016, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 253,294 thousands and R$ 177,711 thousands after the effects of changes in the net investment hedge described in note 15.g, as of December 31, 2015 (R$ 217,492 thousands and R$ 114,735 thousands of December 31, 2015, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

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

Interest rate sensitivity analysis: the interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 63,416 thousands as of December 31, 2016 (R$ 99,147 thousands as of December 31, 2015) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the year ended on December 31, 2016, totals R$ 376,517 thousands (R$ 435,812 thousands as of December 31, 2015) and the variation in the price of raw materials and other inputs totals R$ 228,637 thousands as of December 31, 2016 (R$ 271,264 thousands as of December 31, 2015). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2016, the depositary reimbursed the Company in the amount of US$ 1.3 million.

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

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure control and procedures

The Company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)  is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. And such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Disclosure Committee as appropriate to allow timely decisions regarding required disclosure.

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2016, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as ammended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Andre Bier Gerdau Johannpeter, the Chief Financial Officer and Executive Vice President, Harley Lorentz Scardoelli, the Legal Director, Andre Areno, the Accounting Director Clemir Uhlein and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Please see Exhibit 12.01 and 12.02 for the certifications required by this Item.

Management’s Annual Report on Internal Controls over Financial Reporting

The management of Gerdau S.A. is responsible for establishing and maintaining adequate internal control over Financial Reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2016, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2016.

PricewaterhouseCoopers Auditores Independentes, an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting, which appears herein.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers for the year ended December 31, 2016 and 2015:

	2016	2015
Audit fees	14,368	13,673
Audit-related fees	290	1,720
All other fees	74	787
Total	14,732	16,180

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

The Board of Auditors members are elected at the Ordinary Shareholders’ Meeting for one-year terms. They are eligible for reelection. In Gerdau S.A. the Board of Auditors consists of five members and five alternates. As required by Brazilian law, members of the Board of Auditors must have college graduation or held office for at least three years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 9, 2016, the Board of Directors of Gerdau S.A. met in accordance with statutory requirements and the terms of CVM Instruction 10/80 and 268/97 of the Securities and Exchange Commission of Brazil (CVM) and authorize the acquisition of preferred shares issued by it to remain in treasury for the Company’s Long Term Incentive Program.

These acquisitions were carried out using cash funds of existing profit reserves up to the adjusted limit of 10,000,000 preferred shares (of which 9,000,000 were preferred shares (GGBR4) and 1,000,000 were ADRs), which represented approximately 1.13% of the preferred-share free float.

The Board of Director’s authorization remained in force for 30 days, from August 11, 2016 to September 12, 2016. The transaction was conducted through the stock exchanges in São Paulo and New York, at market prices, with the intermediation of the following brokers:

•      Itaú Corretora de Valores S.A.

•      Bradesco S.A. Corretora de Títulos e Valores Mobiliários

•      Merrill Lynch Pierce Fenner and Smith Inc.

Purchases by the Issuer of Equity Securities

	Total Number of Shares Purchased	Average Price Paid per Share (in R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Still Be Purchased Under the Plans or Programs
August (08/11/2016 – 08/17/2016)	10,000,000	9.55	100%	—
TOTAL	10,000,000	9.55	100%	—

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

In accordance with Rule 549/08 of the CVM (Brazilian Securities and Exchange Commission) that requires auditor rotation in the ordinary course of 5 years, KPMG Auditores Independentes (“KPMG”) replaced PricewaterhouseCoopers Auditores Independentes (“PwC”) as our independent registered public accounting firm for the fiscal years starting January 1, 2017. The change in auditors was made pursuant to this Rule that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this Rule, we did not seek to renew PwC’s contract when it expired and PwC could not attempt to stand for reelection. The replacement of PwC by KPMG was approved by our Board of Directors and Audit Committee on February 21, 2017. PwC is engaged as our auditor for the fiscal year ended December 31, 2016 until the filling of this Form 20- F with the U.S. Securities and Exchange Commission.

PwC audited our financial statements for the fiscal years ended December 31, 2016 and December 31, 2015. None of the reports of PwC on our financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During these years and until its contract expired, there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F and Item 304(a)(1)(v) of Regulation S-K. PwC did not audit, or perform a review of, any of our financial statements for any period subsequent to December 31, 2016.

We have provided PwC with a copy of the foregoing disclosure, and have requested that they furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 15.1 to this Form 20-F a copy of the letter from PwC as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2016 and December 31, 2015, we did not consult with KPMG regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by KPMG on our financial statements. Further, KPMG did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F and Item 304(a)(2) of Regulation S-K.

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

******* Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on March 24, 2014.

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

GERDAU S.A.

	By:	/s/ André Bier Gerdau Johannpeter
	Name:	André Bier Johannpeter
	Title:	Chief Executive Officer

	By:	/s/ Harley Lorentz Scardoelli
	Name:	Harley Lorentz Scardoelli
Dated: March 14, 2017	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2016 and 2015

and for each of the three years in the period

ended December 31, 2016

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income/(loss), of comprehensive income/(loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil, March 14, 2017

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2016 and 2015

In thousands of Brazilian reais (R$)

	Note	2016	2015
CURRENT ASSETS
Cash and cash equivalents	4	5,063,383	5,648,080
Short-term investments
Held for Trading	4	1,024,411	1,270,760
Trade accounts receivable - net	5	3,576,699	4,587,426
Inventories	6	6,332,730	8,781,113
Tax credits	7	504,429	673,155
Income and social contribution taxes recoverable		623,636	724,843
Unrealized gains on financial instruments	15	2,557	37,981
Other current assets		668,895	454,140
		17,796,740	22,177,498

NON-CURRENT ASSETS
Tax credits	7	56,703	77,990
Deferred income taxes	8	3,407,230	4,307,462
Unrealized gains on financial instruments	15	10,394	5,620
Related parties	18	57,541	54,402
Judicial deposits	17	1,861,784	1,703,367
Other non-current assets		447,260	490,583
Prepaid pension cost	19	56,797	140,388
Investments in associate and jointly-controlled entities	9	798,844	1,392,882
Goodwill	11	9,470,016	15,124,430
Other Intangibles	12	1,319,941	1,835,761
Property, plant and equipment, net	10	19,351,891	22,784,326
		36,838,401	47,917,211

TOTAL ASSETS		54,635,141	70,094,709

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2016 and 2015

In thousands of  Brazilian reais (R$)

	Note	2016	2015
CURRENT LIABILITIES
Trade accounts payable		2,743,818	3,629,788
Short-term debt	13	4,458,220	2,387,237
Taxes payable	16	341,190	349,674
Income and social contribution taxes payable		74,458	140,449
Payroll and related liabilities		464,494	480,430
Employee benefits	19	409	18,535
Environmental liabilities	20	17,737	27,736
Unrealized losses on financial instruments	15	6,584	—
Other current liabilities		514,599	829,182
		8,621,509	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	13	15,959,590	23,826,758
Debentures	14	165,423	246,862
Related parties	18	—	896
Deferred income taxes	8	395,436	914,475
Provision for tax, civil and labor liabilities	17	2,239,226	1,904,730
Environmental liabilities	20	66,069	136,070
Employee benefits	19	1,504,394	1,687,486
Obligations with FIDC	21	1,007,259	853,252
Other non-current liabilities		401,582	690,766
		21,738,979	30,261,295

EQUITY	22
Capital		19,249,181	19,249,181
Treasury stocks		(98,746)	(383,363)
Capital reserves		11,597	11,597
Retained earnings		3,763,207	6,908,059
Operations with non-controlling interests		(2,873,335)	(2,877,488)
Other reserves		3,976,232	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		24,028,136	31,685,801

NON-CONTROLLING INTERESTS		246,517	284,582

EQUITY		24,274,653	31,970,383

TOTAL LIABILITIES AND EQUITY		54,635,141	70,094,709

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

for the years ended December 31, 2016, 2015 and 2014

In thousands of Brazilian reais (R$), except earnings/(loss) per share

	Note	2016	2015	2014

NET SALES	24	37,651,667	43,581,241	42,546,339

Cost of sales	29	(34,187,941)	(39,290,526)	(37,406,328)

GROSS PROFIT		3,463,726	4,290,715	5,140,011

Selling expenses	29	(710,766)	(785,002)	(691,021)
General and administrative expenses	29	(1,528,262)	(1,797,483)	(2,036,926)
Other operating income	29	242,077	213,431	238,435
Other operating expenses	29	(114,230)	(116,431)	(150,542)
Impairment of assets	28	(2,917,911)	(4,996,240)	(339,374)
Results in operations with subsidiaries, associate and jointly-controlled entity	3.4	(58,223)	—	636,528
Equity in earnings of unconsolidated companies	9	(12,771)	(24,502)	101,875

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		(1,636,360)	(3,215,512)	2,898,986

Financial income	30	252,045	378,402	276,249
Financial expenses	30	(2,010,005)	(1,780,366)	(1,397,375)
Exchange variations, net	30	851,635	(1,564,017)	(476,367)
Gain and losses on financial instruments, net	30	(38,930)	87,085	36,491

INCOME (LOSS) BEFORE TAXES		(2,581,615)	(6,094,408)	1,337,984

Current	8	(110,511)	(158,450)	(571,926)
Deferred	8	(193,803)	1,656,872	722,315
Income and social contribution taxes	8	(304,314)	1,498,422	150,389

NET INCOME (LOSS)		(2,885,929)	(4,595,986)	1,488,373

ATTRIBUTABLE TO:
Owners of the parent		(2,890,811)	(4,551,438)	1,402,873
Non-controlling interests		4,882	(44,548)	85,500
		(2,885,929)	(4,595,986)	1,488,373

Basic earnings/(loss) per share - preferred and common - (R$)	23	(1.70)	(2.69)	0.82

Diluted earnings/(loss) per share - preferred and common - (R$)	23	(1.70)	(2.69)	0.82

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

for the years ended December 31, 2016, 2015 and 2014

In thousands of Brazilian reais (R$)

	2016	2015	2014
Net income (loss) for the year	(2,885,929)	(4,595,986)	1,488,373
Items that may be reclassified subsequently to profit or loss
Other comprehensive income/(loss) from associate and jointly-controlled entities	(251,195)	417,961	81,015
Cumulative translation adjustment	(5,036,586)	8,835,306	1,839,739
Recycling of cumulative translation adjustment to net income	(1,237,175)	—	—
Unrealized gains/(losses) on net investment hedge	1,679,312	(3,613,178)	(948,991)
Cash flow hedges
Unrealized gains	212	17,283	53,999
Realized loss	—	—	(59,988)
	(4,845,432)	5,657,372	965,774
Items that will not be reclassified subsequently to profit or loss
Remeasurement on defined benefit pension plan	(42,181)	32,962	(78,678)
	(42,181)	32,962	(78,678)
Other comprehensive income/(loss), net of tax	(4,887,613)	5,690,334	887,096

Total comprehensive income/(loss) for the year, net of tax	(7,773,542)	1,094,348	2,375,469

Total comprehensive income/(loss) attributable to:
Owners of the parent	(7,743,624)	1,035,164	2,248,178
Non-controlling interests	(29,918)	59,184	127,291
	(7,773,542)	1,094,348	2,375,469

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2016, 2015 and 2014
in thousands of Brazilian reais (RS)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
	Capital	Treasury Stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non- controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2014 (Note 22)	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	—	(1,732,962)	(1,525,652)	4,901	3,994,567	(266,030)	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	1,402,873	—	—	—	—	—	—	1,402,873	85,500	1,488,373
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(947,201)	(5,824)	1,880,147	(81,817)	—	845,305	41,791	887,096
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	1,402,873	—	(947,201)	(5,824)	1,880,147	(81,817)	—	2,248,178	127,291	2,375,469
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	34,584	34,584	2,003	36,587
Stock option exercised during the year	—	5,829	—	—	—	(698)	—	—	—	—	—	—	—	5,131	355	5,486
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(664,767)	(664,767)
Destination of net income proposed to the shareholders	—	—	—	70,144	51,126	855,462	(976,732)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(426,141)	—	—	—	—	—	—	(426,141)	(92,845)	(518,986)
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	(12)	—	(12)
Balance as of December 31, 2014 (Note 22)	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	—	(1,732,962)	(2,472,853)	(923)	5,874,714	(347,847)	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net loss	—	—	—	—	—	—	(4,551,438)	—	—	—	—	—	—	(4,551,438)	(44,548)	(4,595,986)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(3,610,435)	17,007	9,147,164	32,866	—	5,586,602	103,732	5,690,334
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(4,551,438)	—	(3,610,435)	17,007	9,147,164	32,866	—	1,035,164	59,184	1,094,348
Supplementary dividend	—	—	—	—	—	944	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)	(409)	(537)
Treasury stocks	—	(186,033)	—	—	—	—	—	—	—	—	—	—	—	(186,033)	(3,038)	(189,071)
Stock option exercised during the year	—	35,812	—	—	—	(3,275)	—	—	—	—	—	—	—	32,537	3,365	35,902
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(1,144,526)	—	—	—	—	—	(1,144,526)	(824,711)	(1,969,237)
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(4,551,438)	4,551,438	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(252,976)	—	—	—	—	—	—	—	(252,976)	(3,524)	(256,500)
Balance as of December 31, 2015 (Note 22)	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net loss	—	—	—	—	—	—	(2,890,811)	—	—	—	—	—	—	(2,890,811)	4,882	(2,885,929)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	1,678,852	239	(6,489,813)	(42,091)	—	(4,852,813)	(34,800)	(4,887,613)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(2,890,811)	—	1,678,852	239	(6,489,813)	(42,091)	—	(7,743,624)	(29,918)	(7,773,542)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	51,230	51,230	184	51,414
Treasury stocks	—	(95,343)	—	—	—	—	—	—	—	—	—	—	—	(95,343)	(27)	(95,370)
Stock option exercised during the year	—	10,461	—	—	—	(4,965)	—	—	—	—	—	—	—	5,496	64	5,560
Assignment of preferred shares	—	369,499	—	—	—	(163,699)	—	—	—	—	—	—	—	205,800	—	205,800
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	4,153	—	—	—	—	—	4,153	(6,405)	(2,252)
Destination of net income proposed to the shareholders
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(2,890,811)	2,890,811	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(85,377)	—	—	—	—	—	—	—	(85,377)	(1,963)	(87,340)
Balance as of December 31, 2016 (Note 22)	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	—	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2016, 2015 and 2014

In thousands of Brazilian reais (R$)

	Note	2016	2015	2014
Cash flows from operating activities
Net income (loss) for the year		(2,885,929)	(4,595,986)	1,488,373
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	2,535,955	2,607,909	2,227,396
Impairment of Assets	28	2,917,911	4,996,240	339,374
Equity in earnings of unconsolidated companies	9	12,771	24,502	(101,875)
Exchange variation, net	30	(851,635)	1,564,017	476,367
Losses (Gains) on financial instruments, net	30	38,930	(87,085)	(36,491)
Post-employment benefits		229,767	233,287	200,699
Stock based remuneration		46,683	48,589	39,614
Income tax	8	304,314	(1,498,422)	(150,389)
Gains on disposal of property, plant and equipment and investments		(43,340)	(3,971)	(48,639)
Results in operations with subsidiaries, associate and jointly controlled entity	3.4	58,223	—	(636,528)
Allowance for doubtful accounts	5	68,781	127,701	49,890
Provision for tax, labor and civil claims	17	347,882	323,314	281,876
Interest income on investments		(107,980)	(153,631)	(144,723)
Interest expense on loans	30	1,540,797	1,471,526	1,178,034
Interest on loans with related parties	18	2,457	(2,712)	(2,743)
(Reversal) Provision for net realisable value adjustment in inventory	6	(31,492)	17,536	(6,062)
		4,184,095	5,072,814	5,154,173
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		64,805	1,219,605	(36,468)
Decrease (Increase) in inventories		794,591	1,977,361	(173,191)
Increase (Decrease) in trade accounts payable		110,466	(768,627)	(251,911)
Increase in other receivables		(275,938)	(270,391)	(701,550)
(Decrease) Increase in other payables		(287,487)	(509,227)	280,187
Dividends from jointly-controlled entities		124,495	52,769	95,600
Purchases of trading securities		(880,436)	(1,958,522)	(3,028,974)
Proceeds from maturities and sales of trading securities		1,089,972	3,929,971	2,544,895
Cash provided by operating activities		4,924,563	8,745,753	3,882,761

Interest paid on loans and financing		(1,240,165)	(946,041)	(859,821)
Income and social contribution taxes paid		(168,032)	(637,394)	(452,079)
Net cash provided by operating activities		3,516,366	7,162,318	2,570,861

Cash flows from investing activities
Purchases of property, plant and equipment	10	(1,323,891)	(2,324,718)	(2,266,702)
Proceeds from sales of property, plant and equipment, investments and other intangibles		308,694	90,942	1,067,938
Purchases of other intangibles	12	(54,044)	(126,428)	(141,956)
Payment for business acquisitions, net of cash of acquired entities	3.6	—	(20,929)	—
Capital increase in jointly-controlled entity		—	(40,524)	—
Net cash used in investing activities		(1,069,241)	(2,421,657)	(1,340,720)

Cash flows from financing activities
Reduction of capital by non-controlling interests		—	—	(550,000)
Purchase of treasury shares		(95,343)	(189,071)	—
Proceeds from exercise of shares		—	—	5,483
Dividends and interest on capital paid		(85,962)	(358,226)	(455,139)
Proceeds from loans and financing		2,455,371	3,042,783	2,771,048
Repayment of loans and financing		(4,605,406)	(5,028,386)	(2,173,555)
Intercompany loans, net		(6,492)	30,126	8,939
Increase in controlling interest in subsidiaries	3.6	—	(339,068)	(130,199)
Net cash used in financing activities		(2,337,832)	(2,841,842)	(523,423)

Exchange variation on cash and cash equivalents		(693,990)	699,290	244,029

(Decrease) Increase in cash and cash equivalents		(584,697)	2,598,109	950,747
Cash and cash equivalents at beginning of year		5,648,080	3,049,971	2,099,224
Cash and cash equivalents at end of year		5,063,383	5,648,080	3,049,971

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 14, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance and are in compliance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in Note 2.17. The Consolidated Financial Statements have been prepared using historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value. The Company made a reclassification in the consolidated balance sheet on December 31, 2015 in the amount of R$ 471,404 between Property, plant and equipment and Goodwill, in order to correct a misallocation identified in these balances, with no effect in the total assets of the Company. This reclassification has no impact on the opening balance of the comparative period of 2015, as well as there are no impact on the consolidated statements of income, consolidated statements of comprehensive income, equity and cash flows of the Company.

The Company adopted all applicable standards and amendments of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective for December 31, 2016.

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

b) Investments in Jointly controlled entities and Associate Companies

Jointly controlled entities are those in which the control is held jointly by the Company and one or more partners. An associate company is one in which the Company exercises significant influence, but over which it does not have control. Investments in jointly controlled entities and associate companies are recorded under the equity method.

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

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Other reserves - Cumulative translation adjustment”; and

iv)   The amounts presented in the cash flow are derived from the changes in assets, liabilities and income and expenses translated, as detailed above.

d) Hyperinflation in Venezuela

Venezuela is considered a hyperinflationary economy and, for this reason, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela. The exchange rate used to translate the Venezuela subsidiary financial statements from local currency (Bolívar Forte) to Real considers the local exchange rate known as SIMADI (Sistema Marginal de Divisas), which is used in conversions from Bolívar Forte to American Dollar as a reference to local currency translation into Real. This rate is equivalent to 206.6116 Bolívar Forte to each 1 Real as of December 31, 2016 (50.8906 Bolivas Forte to each 1 Real as of December 31, 2015).

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

The Company classifies its financial assets, upon initial recognition, in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale (when applicable). The classification depends on the objective for which the financial assets where acquired, as detailed in Note 15.

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

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated. The Company recognizes monthly to the construction costs of qualified assets, which are assets that, necessarily, require a substantial period of time to be finished for its intended use, the borrowing costs as part of the acquisition cost of the property, plant and equipment under construction based on the following capitalization criteria: (a) the capitalization period begins when the property, plant and equipment item is under construction in process and the capitalization of borrowing costs ceases when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans for the acquisition of property, plant and equipment; (c) borrowing costs capitalized do not exceed the interest expenses during the capitalization period; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

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

The net book value of property, plant and equipment items is immediately impaired to its recoverable amount when the residual balance exceeds the recoverable amount.

2.6 — Goodwill

Goodwill represents the excess of the acquisition cost over the fair value net of the assets acquired, liabilities assumed and identifiable contingent liabilities of a subsidiary, jointly controlled entity, or affiliate, at the respective acquisition date.

Goodwill is recorded as an asset and recorded under “Investments in associate and jointly-controlled entities” or “Goodwill” accounts. Goodwill is not amortized and is subject to impairment tests annually or whenever there are indications of potential impairment. Any impairment loss is recorded as an expense in the income statement and cannot be reversed. Goodwill is allocated to the operating segments, which represents the lowest level at which goodwill is monitored by management.

When a subsidiary, jointly controlled entity or associate is sold, goodwill is included in the determination of gains and losses on disposal.

2.7 — Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist mainly of assets which represent the capacity to generate economic benefits from companies acquired based on relationships with customers and suppliers, software and others. Intangible assets with definite useful lives are amortized taking into consideration their actual use or a method that reflects their consumption of economic benefits. The net book value of intangible assets is impaired immediately to its recoverable value when the residual balance exceeds the recoverable amount (note 2.8).

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that have a defined useful life are amortized over their useful lives using an amortization method that reflects the economic benefit of the intangible asset and is recorded in the cost of sales account. The intangible relationship with customers and suppliers is amortized based on an accelerated method that considers the expected future economic benefit provided over time by these new acquired customers and suppliers.

The Company reviews the amortization period and amortization method for its intangible assets with definite useful lives at the end of each year.

2.8 — Provision for Impairment of Assets and Reversal of Impairment

At each balance sheet date, the Company performs an assessment to determine whether there is evidence that the carrying amount of long-lived assets might be impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company. The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs to selling and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its estimated useful life. Regardless of whether or not there is any indication that the carrying amount of the asset may be impaired, the balances of goodwill arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year in December.

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

The Company assesses at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a cash flow hedge instrument is sold, terminated, expires or is exercised, the hedge is discontinued prospectively, however the cumulative unrealized gains and losses remains registered in comprehensive income when the hedged item is registered in the statement of income. When a transaction is no longer expected to occur, the cumulative gains and losses is immediately reclassified to the income statement. In the net investment hedge the amount registered is reclassified to the income statement when the hedged investment is disposed of. Additionally, changes in the fair value of financial instruments not designated for hedge are registered as Gain and losses on financial instruments, net, in the income statement.

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with enacted tax rate in effect at the balance sheet date in the countries where the Company’s subsidiaries, associate and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution in accordance with the tax bases. The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax are recognized in income unless they are recognized for a business combination, or for items directly recognized in equity through other comprehensive income.

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred income tax and social contribution are recognized in full on the differences generated between assets and liabilities recognized for tax purposes and corresponding to amounts recognized in the Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the balance sheet date and applicable when the respective income and social contribution taxes is paid. Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which the temporary differences can be used and tax losses can be compensated.

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

2.13 — Related-Party Transactions

Loan agreements between the entities in Brazil and abroad are adjusted by contractual financial charges plus foreign exchange variation, when applicable. These contracts have an expiration date, with the possibility of extension of time by agreement between the parties. Sales and purchases of raw materials and products are made under terms and conditions contractually established between the parties.

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

2.16 - Investments in Environmental Protection and Environmental liabilities

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are recorded as expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value when the aggregate amount of the obligation and the amount and timing of cash disbursements are established or can be reliably estimated.

2.17 - Critical Accouting Estimates and Judgements

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to the recoverable amount of long-lived assets (note 28), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (note 19), and long-term incentive plans through the selection of the evaluation model and rates (note 25). Actual results could differ from those estimates.

2.18 - Business Combinations for the Financial Statements

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

c) Increases/decreases in non-controlling interests

Subsequent purchases, after the Company has obtained control, are treated as acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the acquired entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

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

The Company’s segments are as follows: Brazil Operations (includes operations of steel and iron ore in Brazil, except Special Steels), North America Operations (includes all operations in North America, including the jointly controlled entity in Mexico, with the exception of Special Steels), South America Operations (includes all operations in South America, except Brazil and includes the Jointly Controlled entity in Dominican Republic) and Special Steel Operations (including special steel operations in Brazil, United States and India).

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

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2017 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments, besides adding the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets, commitments to extend credit and hedge accounting. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company believes that the new guidance of IFRS 9 will not bring a significant impact in its classification and measurement of financial assets and liabilities, as well as on the hedge operations.

• IFRS 15 - Revenue from Contracts with Customers and subsequently the issuance of document for clarification on this standard. The objective of IFRS 15 is to establish the principles of revenue recognition and disclosure of information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer, as well as the subsequent document issued, which clarifies on important matters of this standard. This standard is effective for years beginning on or after January 1, 2018. The Company’s evaluation process of all the impacts of the new standard is ongoing and in a preliminary and non-conclusive stage. This preliminary assessment of the impacts on the measurement and timing for revenue recognition from contracts with our customers does not indicate significant changes or impacts in the Company’s Financial Statements. The company is currently in the process of evaluating other aspects of the application of the standard to complete the analysis.

• IFRS 16 - Lease. Establishes aspects of recognition, measurement and disclosure of leases. This standard is effective for fiscal years beginning on or after January 1, 2019. The Company is evaluating the impacts on its Financial Statements of the register of its operating leasing operations, however does not expect significant impacts in relation to total property, plant and equipment and existing debt.

• Amendments to IAS 12 - Income Tax. It addresses the recognition of deferred income tax assets for deductible temporary differences. This change in the standard is effective for years beginning on or after January 1, 2017.

• Amendments to IAS 7 - Cash Flow. It addresses changes in the disclosure of liabilities from financing activities. This change in the standard is effective for years beginning on or after January 1, 2017.

• Amendments to IFRS 2 - Classification and Measurement of Share-based Payment Transactions. It addresses changes in some paragraphs to better clarify the application of the standard. This change in the standard is effective for years beginning on or after January 1, 2018.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2016	2015	2014

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.35	99.35	95.85
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.11	99.11	94.34
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	70.93	65.75	88.74
Gerdau Holdings Europa S.A. and subsidiaries (note 3.4)	Spain	—	100.00	100.00
Gerdau América Latina Participações S.A.	Brazil	99.12	99.12	94.22
Gerdau Chile Inversiones Ltda. and subsidiaries (5)	Chile	99.00	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	99.55	99.56	97.17
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (6)	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (7)	Colombia	99.68	99.68	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (8)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (9)	Argentina	99.96	99.96	99.96
Cleary Holdings Corp.	Colombia	—	100.00	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.90	98.90	98.83

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Gerdau Reinforcing Steel, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A.

(5) Subsidiaries: Aza Participaciones S.A., Gerdau Aza S.A., Armacero Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A.

(6) Subsidiaries: Gerdau Holdings Europa S.A. y CIA., Bogey Holding Company Spain S.L.

(7) Subsidiaries: Cyrgo S.A.

(8) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V.

(9) Subsidiary: Siderco S.A.

3.2 — Jointly controlled entities

Listed below are the interests in jointly controlled entities:

		Equity Interests
		Total capital(*)
Jointly controlled entities	Country	2016	2015	2014
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	50.00	50.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	45.00	45.00	45.00

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the jointly controlled entity.

The summarized financial information of the jointly-controlled entities, accounted for under the equity method, is shown on a combined basis as follows:

	Jointly-controlled entities
	2016	2015
Net income (loss)	(126,723)	(49,008)
Total comprehensive income	(126,723)	(49,008)

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	2016	2015	2014
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	—	—	50.00
Corsa Controladora, S.A. de C.V. and subsidiaries	Mexico	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (Note 3.4)	Guatemala	—	30.00	30.00

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

On May 18, 2015, the Company acquired the remaining 50% interest of its former associate Armacero Industrial y Comercial S.A. (Note 3.4).

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate Companies
	2016	2015
Net income	141,023	33,814
Total comprehensive income	141,023	33,814

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

In the second quarter of 2016, the Company completed the sale of its special steel producer Gerdau Holdings Europa S.A. in Spain to Clerbil SL, an investment group with international experience formed by local executives of the Company. The enterprise value of the transaction was € 155 million (equivalent to R$ 621 million) and the sale agreement provides the possibility of receiving an additional up to € 45 million (equivalent to R$ 180 million) in the end of five years, depending on the future performance of the business. As a result of the transaction, the Company have receivables amounting to € 32.5 million (equivalent to R$ 112 million) as of December 31, 2016 and registered an expense of R$ 105 million in the Results in operations with associate and jointly controlled entity of its Consolidated Statements of Income.

In the fourth quarter of 2016, the Company sold its interest in the associate company Corporación Centroamericana del Acero S.A. in Guatemala to the current controlling shareholders of this company for US$ 70 million (equivalent to R$ 222.7 million at the sale date) and its subsidiary Cleary Holdings Corp. coke producer and coking coal reserves holder in Colombia to Trinity Capital S.A.S. jointly with local executives, for US$ 30.2 million (equivalent to R$ 102.6 million at the selling date). As a result of these transactions, the Company have receivables amounting to US$ 79 million (equivalent to R$ 257 million) as of December 31, 2016 and registered a gain of R$ 47 million in the Results in operations with subsidiaries, associate and jointly controlled entity of its Consolidated Statements of Income.

The sale of these operations in Spain, Guatemala and Colombia is aligned with Gerdau’s objective of focusing on its most profitable assets and allowed the Company to reduce its debt and working capital levels in 2016 in the amount of R$ 291 million and R$ 438 million, respectively.

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

The Company met the CVM requests for clarification on the acquisition and said that the decision to its realization had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. Until the date of approval of these financial statements, this is the progress of the subject in front of CVM.

3.6 — Total cash paid for business combinations

	2016	2015	2014
Companies / interest acquired
Business Combination
Armacero Industrial y Comercial S.A.	—	20,929	—
	—	20,929	—
Interest increase in subsidiaries
Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau Aços Longos S.A.	—	—	130,199
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau América Latina Participações S.A.	—	339,068	—
	—	339,068	130,199

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2016	2015
Cash	9,412	15,373
Banks and immediately available investments	5,053,971	5,632,707
Cash and cash equivalents	5,063,383	5,648,080

	2016	2015
Held for trading	1,024,411	1,270,760
Short-term investments	1,024,411	1,270,760

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value change.

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2016	2015
Trade accounts receivable - in Brazil	1,251,739	1,152,481
Trade accounts receivable - exports from Brazil	265,252	503,854
Trade accounts receivable - foreign subsidiaries	2,259,014	3,116,352
(-) Allowance for doubtful accounts	(199,306)	(185,261)
	3,576,699	4,587,426

Accounts receivable by aging are as follows:

	2016	2015
Current	2,917,073	3,231,639
Past-due:
Up to 30 days	506,780	859,957
From 31 to 60 days	128,715	208,969
From 61 to 90 days	37,559	95,952
From 91 to 180 days	53,460	171,077
From 181 to 360 days	66,444	107,102
Above 360 days	65,974	97,991
(-) Allowance for doubtful accounts	(199,306)	(185,261)
	3,576,699	4,587,426

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2014	(99,621)
Provisions for bad debt during the year	(53,926)
Recoveries in the year	4,036
Write-offs	50,691
Exchange variation	6
Balance as of December 31, 2014	(98,814)
Provisions for bad debt during the year	(133,868)
Recoveries in the year	6,167
Write-offs	41,392
Exchange variation	(138)
Balance as of December 31, 2015	(185,261)
Provisions for bad debt during the year	(85,661)
Recoveries in the year	16,880
Write-offs	37,679
Effect of selling of subsidiary (note 3.4)	17,594
Exchange variation	(537)
Balance as of December 31, 2016	(199,306)

NOTE 6 - INVENTORIES

	2016	2015
Finished products	2,987,785	4,313,538
Work in progress	1,201,327	1,776,633
Raw materials	1,393,599	1,865,761
Storeroom supplies	430,731	560,630
Advances to suppliers	94,372	111,861
Imports in transit	253,729	253,811
(-) Allowance for adjustments to net realizable value	(28,813)	(101,121)
	6,332,730	8,781,113

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2014	(73,276)
Provision for the year	(63,440)
Reversal of adjustments to net realizable value	69,502
Exchange rate variation	851
Balance as of December 31, 2014	(66,363)
Provision for the year	(54,987)
Reversal of adjustments to net realizable value	37,451
Exchange rate variation	(17,222)
Balance as of December 31, 2015	(101,121)
Provision for the year	(62,899)
Reversal of adjustments to net realizable value	94,391
Effect of selling of subsidiary (note 3.4)	30,105
Exchange rate variation	10,711
Balance as of December 31, 2016	(28,813)

NOTE 7 — TAX CREDITS

	2016	2015
Current
ICMS (state VAT)	130,718	163,589
Social security financing	173,453	231,256
Financing of social integration program	35,135	48,012
IPI (federal VAT)	48,751	41,915
IVA (value-added tax)	85,674	103,892
Others	30,698	84,491
	504,429	673,155

Non-current
ICMS (state VAT)	50,757	70,204
Social security financing	2,294	3,619
Financing of social integration program and Others	3,652	4,167
	56,703	77,990
	561,132	751,145

The estimates of realization of non-current tax credits are as follows:

	2016	2015
2017	—	40,622
2018	33,840	23,751
2019	14,334	8,223
2020 on	8,529	5,394
	56,703	77,990

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2016, 2015 and 2014. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 24.0% and 38.5%. There are foreign subsidiaries, which have mainly financial activities, with tax rate equal to zero. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2016	2015	2014
Income (loss) before income taxes	(2,581,615)	(6,094,408)	1,337,984
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	877,749	2,072,099	(454,915)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(1,162,174)	(222,553)	275,612
- Equity in earnings of unconsolidated companies	(4,342)	(8,331)	34,638
- Interest on equity*	(162)	63,407	76,919
- Tax credits and incentives	18,494	19,459	24,885
- Tax deductible goodwill recorded in statutory books	36,469	233,029	358,835
- Deferred tax assets not recognized	(40,279)	(387,668)	(81,675)
- Tax payment program on foreign generated profits	—	—	(87,759)
- Write-down of deferred tax asset**	—	(284,014)	—
- Other permanent differences, net	(30,069)	12,994	3,849
Income and social contribution taxes	(304,314)	1,498,422	150,389
Current	(110,511)	(158,450)	(571,926)
Deferred	(193,803)	1,656,872	722,315

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

(**) The Company assessed the recoverability of certain deferred income tax assets and, due to lack of expected utilization of these assets in virtue of adjustment of the long-term investment plan in one of its foreign subsidiaries and registered a write-down of R$ 284,014 in 2015.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 1, 2014	Recognized in income	Others	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2014

Tax loss carryforward	948,368	56,168	(25,392)	—	24,297	1,003,441
Social contribution tax losses	121,695	26,623	509	—	—	148,827
Provision for tax, civil and labor liabilities	444,379	83,616	—	—	(264)	527,731
Benefits granted to employees	321,720	(41,188)	—	131,559	19,237	431,328
Other temporary differences	141,216	50,310	—	—	19,083	210,609
Deferred exchange variance*	523,681	351,061	—	—	—	874,742
Provision for losses	46,049	7,878	—	—	1,011	54,938
Fair value adjustments on businesses acquired	(1,677,915)	187,847	—	—	(138,905)	(1,628,973)
	869,193	722,315	(24,883)	131,559	(75,541)	1,622,643

Non-current assets	2,056,445					2,567,189
Non-current liabilities	(1,187,252)					(944,546)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2014	Recognized in income	Comprehensive Income	Gains/Losses on translation	Balance as of December 31, 2015

Tax loss carryforward	1,003,441	(259,976)	—	144,515	887,980
Social contribution tax losses	148,827	42,811	—	—	191,638
Provision for tax, civil and labor liabilities	527,731	110,318	—	1,517	639,566
Benefits granted to employees	431,328	(25,694)	(22,272)	166,503	549,865
Other temporary differences	210,609	247,458	—	(76,076)	381,991
Deferred exchange variance*	874,742	1,292,709	—	(9,302)	2,158,149
Provision for losses	54,938	95,596	—	1,144	151,678
Fair value adjustments on businesses acquired	(1,628,973)	153,650	—	(92,557)	(1,567,880)
	1,622,643	1,656,872	(22,272)	135,744	3,392,987

Non-current assets	2,567,189				4,307,462
Non-current liabilities	(944,546)				(914,475)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2015	Recognized in income	Others	Comprehensive Income	Effect of selling of subsidiary	Gains/Losses on translation	Balance as of December 31, 2016

Tax loss carryforward	887,980	327,743	(13,458)	—	(249,839)	(78,069)	874,357
Social contribution tax losses	191,638	120,254	—	—	—	—	311,892
Provision for tax, civil and labor liabilities	639,566	118,526	(1,196)	—	(1,475)	(223)	755,198
Benefits granted to employees	549,865	(67,133)	40,125	34,963	(5,143)	(120,140)	432,537
Other temporary differences	381,991	(21,985)	19,819	—	957	(30,020)	350,762
Deferred exchange variance*	2,158,149	(907,690)	—	—	—	1,083	1,251,542
Provision for losses	151,678	(34,059)	—	—	(4,671)	(12)	112,936
Fair value adjustments on businesses acquired	(1,567,880)	270,541	2,984	—	—	216,925	(1,077,430)
	3,392,987	(193,803)	48,274	34,963	(260,171)	(10,456)	3,011,794

Non-current assets	4,307,462						3,407,230
Non-current liabilities	(914,475)						(395,436)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

The recoverability analysis of deferred tax balances related to tax loss carryforward and social contribution tax losses performed by the Company are based on its business plans and aligned with other projections and analysis performed by the Company as, for example, the impairment of assets tests.

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2016	2015
2016	—	437,359
2017	512,422	388,481
2018	391,384	555,996
2019	364,030	561,700
2020	535,937	518,523
2021	499,984	520,085
2022 on	1,103,473	1,325,318
	3,407,230	4,307,462

	Liabilities
	2016	2015
2016	—	(186,346)
2017	(2,283)	(141,322)
2018	(89,052)	(71,093)
2019	(56,006)	(114,245)
2020	(154,664)	(180,927)
2021	(14,496)	(128,440)
2022 on	(78,935)	(92,102)
	(395,436)	(914,475)

d) Tax Assets not booked:

Due to the lack of opportunity to use tax losses and negative basis of social contribution in some companies in Brazil, the Company has not recorded a portion of tax assets of R$ 317,889 (R$ 335,225 as of December 31, 2015), which do not have an expiration date. The subsidiaries abroad had R$ 349,072 (R$ 483,469 as of December 31, 2015) of tax credits on capital losses which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 857,215 (R$ 841,008 as of December 31, 2015), which expire at various dates between 2017 and 2036.

NOTE 9 — INVESTMENTS

	Jointly controlled entities			Associate companies
	Jointly					Grupo		Corporación
	controlled					Multisteel	Corsa	Centro
	entities	Gerdau Corsa	Gerdau	Dona Francisca	Armacero	Business	Controladora	Americana del
	North America	S.A.P.I. de C.V.	Metaldom Corp.	Energética S.A.	Ind. Com. Ltda.	Holdings Corp.	S.A. de C.V.	Acero, S.A.	Others	Total
Balance as of January 1, 2014	326,764	129,391	—	132,917	26,120	286,768	296,203	390,578	1,290	1,590,031
Equity in earnings	71,518	(11,507)	7,389	23,765	(5,062)	17,923	1,029	(3,180)	—	101,875
Cumulative Translation Adjustment	(8,405)	(7,954)	30,942	—	(807)	15,502	1,177	50,269	291	81,015
Capital increase	—	—	37,678	—	—	—	—	—	—	37,678
Mergers	—	—	288,272	—		(288,272)	—	—	—	—
Impairment of assets	—	—	—	—		(31,921)	—	—	—	(31,921)
Disposal of investment	(288,695)	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(61,030)	—	—	(32,471)	—	—	—	(2,099)	—	(95,600)
Balance as of December 31, 2014	40,152	109,930	364,281	124,211	20,251	—	298,409	435,568	1,581	1,394,383
Equity in earnings	14,432	(88,690)	38,485	11,725	(1,933)	—	(7,574)	9,053	—	(24,502)
Cumulative Translation Adjustment	11,265	27,021	173,079	—	2,611	—	68,733	134,749	503	417,961
Capital increase	—	40,524	—	—	—	—	—	—	—	40,524
Impairment of assets	—	—	—	—	—	—	—	(361,786)	—	(361,786)
Control acquisition	—	—	—	—	(20,929)	—	—	—	—	(20,929)
Dividends/Interest on equity	(5,116)	—	—	(46,341)	—	—	—	(1,312)	—	(52,769)
Balance as of December 31, 2015	60,733	88,785	575,845	89,595	—	—	359,568	216,272	2,084	1,392,882
Equity in earnings	13,533	(96,306)	16,362	17,780	—	—	12,155	23,705	—	(12,771)
Cumulative Translation Adjustment	(9,492)	(11,748)	(88,051)	—	—	—	(105,420)	(36,134)	(350)	(251,195)
Effect of selling of subsidiary (note 3.4)	—	—	—	—	—	—	—	(203,843)	(1,734)	(205,577)
Dividends/Interest on equity	(8,282)	—	(99,634)	(16,579)	—	—	—	—	—	(124,495)
Balance as of December 31, 2016	56,492	(19,269)	404,522	90,796	—	—	266,303	—	—	798,844

Composition of Goodwill

	2016	2015	2014
Dona Francisca Energética S.A.	17,071	17,071	17,071
Corsa Controladora S.A. de C.V.	164,548	234,222	187,981
Corporación Centroamericana del Acero, S.A.	—	—	261,362
	181,619	251,293	466,414

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

	Land and	Machines, equipment, and	Data electronic	Property, plant and equipment under
	buildings	installations	equipment	construction	Other	Total
Gross cost of the property, plant, and equipment
Balances as of January 1, 2014	8,480,111	26,735,902	696,667	3,737,616	1,233,541	40,883,837
Additions	41,207	7,994	10,900	2,126,112	80,489	2,266,702
Capitalized interest	—	—	—	132,269	—	132,269
Transfers	397,150	1,463,771	35,302	(1,907,562)	11,339	—
Disposals	(57,777)	(240,760)	(13,930)	(139,306)	(36,766)	(488,539)
Impairment	—	(339,374)	—	—	—	(339,374)
Foreign exchange effect	223,074	806,541	26,516	116,498	8,010	1,180,639
Balances as of December 31, 2014	9,083,765	28,434,074	755,455	4,065,627	1,296,613	43,635,534
Additions	2,150	238,060	8,194	2,000,515	75,799	2,324,718
Capitalized interest	—	—	—	213,476	—	213,476
Business Combination	30,693	10,767	503	1,784	10,853	54,600
Transfers	462,812	1,475,130	40,512	(1,999,840)	21,386	—
Disposals	(69,777)	(142,936)	(20,166)	(103,959)	(29,769)	(366,607)
Impairment	(60,952)	(1,501,293)	—	(543,726)	—	(2,105,971)
Foreign exchange effect	1,394,111	4,102,898	154,768	434,999	95,603	6,182,379
Balances as of December 31, 2015	10,842,802	32,616,700	939,266	4,068,876	1,470,485	49,938,129
Additions	35,238	93,290	2,126	1,117,317	75,920	1,323,891
Capitalized interest	—	—	—	187,375	—	187,375
Transfers	584,575	2,665,898	74,804	(3,314,746)	(10,531)	—
Disposals	(81,256)	(271,104)	(60,542)	(1,550)	(46,888)	(461,340)
Effect of selling of subsidiary (note 3.4)	(1,011,492)	(1,726,440)	(112,319)	(53,630)	(52,281)	(2,956,162)
Impairment (note 28)	(52,071)	(183,788)	(228)	—	(3,242)	(239,329)
Foreign exchange effect	(834,043)	(2,560,676)	(81,033)	(240,994)	(74,219)	(3,790,965)
Balances as of December 31, 2016	9,483,753	30,633,880	762,074	1,762,648	1,359,244	44,001,599

		Machines,		Property, plant and
	Land and	equipment, and	Data electronic	equipment under
	buildings	installations	equipment	construction	Other	Total
Accumulated depreciation
Balances as of January 1, 2014	(3,267,451)	(15,200,584)	(610,988)	—	(385,740)	(19,464,763)
Depreciation, amortization and depletion	(305,995)	(1,591,703)	(42,231)	—	(76,205)	(2,016,134)
Transfers	(1,115)	911	171	—	33	—
Disposals	27,433	441,774	12,217	—	72,892	554,316
Foreign exchange effect	(71,069)	(475,730)	(23,952)	—	(6,413)	(577,164)
Balances as of December 31, 2014	(3,618,197)	(16,825,332)	(664,783)	—	(395,433)	(21,503,745)
Depreciation, amortization and depletion	(323,824)	(1,842,158)	(48,195)	—	(96,391)	(2,310,568)
Transfers	8,815	(9,071)	360	—	(104)	—
Disposals	26,846	175,405	15,512	—	28,844	246,607
Foreign exchange effect	(481,359)	(2,913,862)	(130,514)	—	(60,362)	(3,586,097)
Balances as of December 31, 2015	(4,387,719)	(21,415,018)	(827,620)	—	(523,446)	(27,153,803)
Depreciation, amortization and depletion	(334,365)	(1,738,759)	(44,437)	—	(100,259)	(2,217,820)
Transfers	(12,015)	(2,368)	968	—	13,415	—
Disposals	14,696	243,429	56,466	—	31,589	346,180
Effect of selling of subsidiary (note 3.4)	524,209	1,515,886	95,809	—	37,965	2,173,869
Foreign exchange effect	296,523	1,792,251	69,172	—	43,920	2,201,866
Balances as of December 31, 2016	(3,898,671)	(19,604,579)	(649,642)	—	(496,816)	(24,649,708)
Net property, plant and equipment
Balances as of December 31, 2014	5,465,568	11,608,742	90,672	4,065,627	901,180	22,131,789
Balances as of December 31, 2015	6,455,083	11,201,682	111,646	4,068,876	947,039	22,784,326
Balances as of December 31, 2016	5,585,082	11,029,301	112,432	1,762,648	862,428	19,351,891

The average rate of capitalized interest in 2016 was 6.6% (6.4% in 2015 and 6.1% in 2014).

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 632,376 as of December 31, 2016 (R$ 823,650 and R$ 862,244 as of December 31, 2015 and 2014, respectively).

c) Impairment of property, plant and equipment — At December 31, 2016, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 112,438 for land, buildings and construction (R$ 90,920 as of December 31, 2015), R$ 642,592 for machines, equipment and installations (R$ 1,609,410 as of December 31, 2015), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2015). According to note 3.4, the Company deconsolidated subsidiaries and the amounts above contemplate these effects.

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

		Accumulated	Goodwill after
	Goodwill	impairment losses	Impairment losses
Balance as of January 1, 2014	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	1,217,668	(14,309)	1,203,359
Balance as of December 31, 2014	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	5,264,188	(167,679)	5,096,509
(-) Impairment (note 28)	—	(2,528,483)	(2,528,483)
Balance as of December 31, 2015	18,099,186	(2,974,756)	15,124,430
(+/-) Foreign exchange effect	(2,645,368)	63,516	(2,581,852)
(-) Impairment (note 28)	—	(2,678,582)	(2,678,582)
(-) Effect of selling of subsidiary (note 3.4)	(393,980)	—	(393,980)
Balance as of December 31, 2016	15,059,838	(5,589,822)	9,470,016

The amounts of goodwill by segment are as follows:

	2016	2015	2014
Brazil	380,644	519,327	553,607
Special Steel	2,508,056	3,409,429	2,852,631
South America	—	—	408,960
North America	6,581,316	11,195,674	8,741,206
	9,470,016	15,124,430	12,556,404

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development, with application in the management of the business:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 1, 2014	66,972	599,438	796,327	35,182	1,497,919
Foreign exhange effect	—	29,854	91,031	1,016	121,901
Acquisition	—	123,755	3,302	14,899	141,956
Disposal	—	—	—	(3,416)	(3,416)
Amortization	(10,318)	(63,460)	(127,745)	(9,739)	(211,262)
Balance as of December 31, 2014	56,654	689,587	762,915	37,942	1,547,098
Foreign exhange effect	—	123,167	327,424	14,375	464,966
Acquisition	—	118,933	—	7,495	126,428
Disposal	—	(1,182)	—	(4,208)	(5,390)
Amortization	(9,083)	(120,497)	(164,968)	(2,793)	(297,341)
Balance as of December 31, 2015	47,571	810,008	925,371	52,811	1,835,761
Foreign exhange effect	—	(60,464)	(140,812)	(7,509)	(208,785)
Acquisition	—	40,643	—	13,401	54,044
Disposal	—	(2,145)	—	(13,050)	(15,195)
Amortization	(7,845)	(149,911)	(155,063)	(5,316)	(318,135)
(-) Effect of selling of subsidiary (note 3.4)	—	—	—	(27,749)	(27,749)
Balance as of December 31, 2016	39,726	638,131	629,496	12,588	1,319,941
Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2016	2015	2014
Brazil	412,134	459,383	460,954
Special Steel	219,878	357,435	248,877
South America	7,606	13,507	15,748
North America	680,323	1,005,436	821,519
	1,319,941	1,835,761	1,547,098

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2016	2015
Working capital	10.32%	3,468,490	3,814,454
Financing of property, plant and equipment and others	8.12%	2,855,860	3,996,409
Ten/Thirty Year Bonds	6.20%	14,093,460	18,403,132
Total Loans and Financing		20,417,810	26,213,995
Current		4,458,220	2,387,237
Non-current		15,959,590	23,826,758

Principal amount of loans and Financing		20,049,854	25,760,836
Interest accrued of loans and Financing		367,956	453,159
Total Loans and Financing		20,417,810	26,213,995

(*) Weighted average effective interest costs on December 31, 2016.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, CDI (Interbank Deposit Certificate), or by the IGP-M (general market price index) and IPCA (Amplified Consumer Price).

Summary of loans and financing by currency:

	2016	2015
Brazilian Real (BRL)	3,228,759	3,224,563
U.S. Dollar (USD)	16,487,116	21,637,029
Other currencies	701,935	1,352,403
	20,417,810	26,213,995

The amortization schedules of long term loans and financing are as follows:

	2016	2015
2017	—	4,636,764
2018	1,679,416	1,530,746
2019	875,319	968,992
2020	3,261,435	3,813,070
2021	3,500,937	7,390,820
2022 on	6,642,483	5,486,366
	15,959,590	23,826,758

a) Main funding in 2016

In June and July 2016, the subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A. obtained R$ 670.1 million through the BNDES EXIM Program, with maturity in two years.

b) Covenants

In September 2015, the Company completed the renegotiation process of financial covenants in all contracts of Gerdau S.A. Starting from October 2015, only operations with BNDES include the Company’s contract established debt ratios, however with different features from those in contracts with commercial banks. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 130.3 million on December 31, 2016, are guaranteed by the assets being financed.

d) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of December 31, 2016, the outstanding balance of this credit facility was R$ 665.7 million.

In November 2015, the Company concluded the renewal and decrease of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 250 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 750 million for Gerdau’s Latin American subsidiaries’ borrowing needs. The total term of the transaction is 3 years and the following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. As of December 31, 2016, the outstanding balance of this credit line was US$ 195 million (R$ 635.5 million as of December 31, 2016).

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2016
Issuance	Meeting	Issued	Held in treasury	Maturity	2016	2015
3rd- A and B	May 27,1982	144,000	136,259	06/01/2021	44,292	64,184
7th	July 14, 1982	68,400	63,587	07/01/2022	35,942	43,928
8th	November 11, 1982	179,964	168,242	05/02/2023	57,191	75,061
9th	June 10, 1983	125,640	124,203	09/01/2024	10,731	13,888
11th - A and B	June 29, 1990	150,000	147,561	06/01/2020	17,267	49,801
Total Consolidated					165,423	246,862

Non-current					165,423	246,862

The amortization schedules of long term are as follows:

	2016	2015
2020	17,267	49,801
2021	44,292	64,184
2022 on	103,864	132,877
	165,423	246,862

Debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 14.00% and 13.24% as of December 31, 2016 and December 31, 2015, respectively.

The Company has guarantees provided by parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, Judicial deposits, Obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

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

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2016		2015
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	5,063,383	5,063,383	5,648,080	5,648,080
Short-term investments	1,024,411	1,024,411	1,270,760	1,270,760
Trade accounts receivable	3,576,699	3,576,699	4,587,426	4,587,426
Related parties	57,541	57,541	54,402	54,402
Unrealized gains on financial instruments	12,951	12,951	43,601	43,601
Judicial deposits	1,861,784	1,861,784	1,703,367	1,703,367
Other current assets	668,895	668,895	454,140	454,140
Other non-current assets	447,260	447,260	490,583	490,583
Liabilities
Trade accounts payable	2,743,818	2,743,818	3,629,788	3,629,788
Loans and Financing	20,417,810	20,716,266	26,213,995	23,115,570
Debentures	165,423	165,423	246,862	246,862
Related parties	—	—	896	896
Unrealized losses on financial instruments	6,584	6,584	—	—
Obligation with FIDC	1,007,259	1,007,259	853,252	853,252
Other current liabilities	514,599	514,599	829,182	829,182
Other non-current liabilities	401,582	401,582	690,766	690,766

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

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee. If customers are classified by an independent agency, these ratings are used. If an independent assessment is not available, the Company’s credit area provides a credit rating assessment, taking into consideration its financial position, past experience and other factors.

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

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 13 and 14, respectively.

	2016
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	2,743,818	2,743,818	—	—	—
Loans and financing	29,258,030	5,940,222	4,818,322	8,443,080	10,056,406
Debentures	277,879	—	—	93,488	184,391
Unrealized losses on financial instruments	6,584	6,584	—	—	—
Obligations with FIDC	1,007,259	—	—	—	1,007,259
Other current liabilities	514,599	514,599	—	—	—
Other non-current liabilities	401,582	—	11,081	—	390,501
	34,209,751	9,205,223	4,829,403	8,536,568	11,638,557

	2015
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,629,788	3,629,788	—	—	—
Loans and financings	36,406,921	3,981,169	8,707,922	6,607,539	17,110,291
Debentures	462,350	—	—	80,903	381,447
Related parties	896	—	—	—	896
Obligations with FIDC	853,252	—	—	—	853,252
Other current liabilities	829,182	829,182	—	—	—
Other non-current liabilities	690,766	—	25,951	—	664,815
	42,873,155	8,440,139	8,733,873	6,688,442	19,010,701

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2016	2015
Foreign currency sensitivity analysis	5%	253,294	217,492
Interest rate sensitivity analysis	10bps	63,416	99,147
Sensitivity analysis of changes in prices of products sold	1%	376,517	435,812
Sensitivity analysis of changes in raw material and commodity prices	1%	228,637	271,264
Sensitivity analysis of interest rate and foreign currency swaps	10 bps/5%	9,869	12,202
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	15,816	18,288

Foreign currency sensitivity analysis:  as of December 31, 2016, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 253,294 and R$ 177,711 after the effects of changes in the net investment hedge described in note 15.g - (R$ 217,492 and R$ 114,735 as of December 31, 2015, respectively). In the case of a depreciation of the Brazilian real against the US Dollar, it would represent an expense in the same amount. However, due to the net investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 63,416 as of December 31, 2016 (R$ 99,147 as of December 31, 2015) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2016, totals R$ 376,517 (R$ 435,812 as of December 31, 2015) and the variation in the price of raw materials and other inputs totals R$ 228,637 as of December 31, 2016 (R$ 271,264 as of December 31, 2015). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated

Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the exchange rate, and its impacts in the swaps mark to market. These variations represent an income or expense of R$ 9,870 (R$ 12,202 as of December 31, 2015). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Brazilian real, Colombian Peso and Indian Rupee and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Brazilian real, Colombian Peso and Indian Rupee represents a gain of R$ 15,816 as of December 31, 2016 (R$ 18,288 as of December 31, 2015) and a decrease of 5% on the US Dollar against the Brazilian real, Colombian Peso and Indian Rupee represents a loss in the same amount presented above. The Dollar/Brazilian real forward contracts had the objective to minimize the impact of the exchange variance in its Dollar future cash flow, while the Dollar/Colombian Peso and Dollar/Indian Rupee forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2016 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,063,383	—	—	5,063,383
Short-term investments	—	1,024,411	—	1,024,411
Unrealized gains on financial instruments	—	—	12,951	12,951
Trade accounts receivable	3,576,699	—	—	3,576,699
Related parties	57,541	—	—	57,541
Judicial deposits	1,861,784	—	—	1,861,784
Other current assets	668,895	—	—	668,895
Other non-current assets	380,211	67,049	—	447,260
Total	11,608,513	1,091,460	12,951	12,712,924
Financial income	100,150	300,123	—	400,273

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	2,743,818	2,743,818
Loans and financings	—	20,417,810	20,417,810
Debentures	—	165,423	165,423
Related parties	—	—	—
FIDC Obligation	—	1,007,259	1,007,259
Other current liabilities	—	514,599	514,599
Other non-current liabilities	—	401,582	401,582
Unrealized losses on financial instruments	6,584	—	6,584
Total	6,584	25,250,491	25,257,075
Financial income	(58,068)	(1,287,460)	(1,345,528)

2015 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,648,080	—	—	5,648,080
Short-term investments	—	1,270,760	—	1,270,760
Unrealized gains on financial instruments	—	—	43,601	43,601
Trade accounts receivable	4,587,426	—	—	4,587,426
Related parties	54,402	—	—	54,402
Judicial deposits	1,703,367	—	—	1,703,367
Other current assets	454,140	—	—	454,140
Other non-current assets	490,583	—	—	490,583
Total	12,937,998	1,270,760	43,601	14,252,359
Financial income	823,613	358,515	—	1,182,128

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,629,788	3,629,788
Loans and financings	—	26,213,995	26,213,995
Debentures	—	246,862	246,862
Related parties	—	896	896
FIDC Obligation	—	853,252	853,252
Other current liabilities	—	829,182	829,182
Other non-current liabilities	—	690,766	690,766
Total	—	32,464,741	32,464,741
Financial income	(688)	(4,060,336)	(4,061,024)

As of December 31, 2016, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

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

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

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

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		2016		2015		2016	2015	2016	2015
Forward
Maturity at 2016		long in US$	—		US$	108.0 million	—	37,981	—	—
Maturity at 2017		long in US$	US$	84.8 million	—		734	—	(6,584)	—
Maturity at 2017		short in US$	US$	15.0 million	—		1,823	—	—	—

Cross currency swap
	receivable under the swap	Libor 6M + 2.25%					5,684	1,756	—	—
Maturity in 2017	payable under the swap	INR 11.02%	US$	25.0 million	US$	25.0 million

	receivable under the swap	Libor 6M +2%					4,710	3,864	—	—
Maturity in 2018	payable under the swap	INR 10.17%	US$	40.0 million	US$	40.0 million
Total fair value of financial instruments							12,951	43,601	(6,584)	—

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2016	2015
Unrealized gains on financial instruments
Current assets	2,557	37,981
Non-current assets	10,394	5,620
	12,951	43,601
Unrealized losses on financial instruments
Non-current liabilities	(6,584)	—
	(6,584)	—

	2016	2015
Net Income
Gains on financial instruments	33,753	129,917
Losses on financial instruments	(72,683)	(42,832)
	(38,930)	87,085
Other comprehensive income
Gains on financial instruments	212	17,283
	212	17,283

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.3 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Based on the standard and interpretation above, the Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 1,679,312 for the year ended on December 31, 2016 (loss of R$ 3,613,178 on December 31, 2015).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

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

As of December 31, 2016, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2016, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2016	2015	2016	2015	2016	2015

Current assets
Cash and cash equivalents	5,063,383	5,648,080	—	—	5,063,383	5,648,080
Short-term investments - Held for Trading	1,024,411	1,270,760	458,639	476,154	565,772	794,606
Trade Accounts receivable	3,576,699	4,587,426	—	—	3,576,699	4,587,426
Unrealized gains on financial instruments	2,557	37,981	—	—	2,557	37,981
Other current assets	668,895	454,140	—	—	668,895	454,140

Non-current assets
Related parties	57,541	54,402	—	—	57,541	54,402
Unrealized gains on financial instruments	10,394	5,620	—	—	10,394	5,620
Judicial deposits	1,861,784	1,703,367	—	—	1,861,784	1,703,367
Other non-current assets	447,260	490,583	—	—	447,260	490,583
	12,712,924	14,252,359	458,639	476,154	12,254,285	13,776,205

Current liabilities
Trade accounts payable	2,743,818	3,629,788	—	—	2,743,818	3,629,788
Short-term debt	4,458,220	2,387,237	—	—	4,458,220	2,387,237
Unrealized losses on financial instruments	6,584	—	—	—	6,584	—
Other current liabilities	514,599	829,182	—	—	514,599	829,182

Non-current liabilities
Long-term debt	15,959,590	23,826,758	—	—	15,959,590	23,826,758
Debentures	165,423	246,862	—	—	165,423	246,862
Obligations with FIDC	1,007,259	853,252	—	—	1,007,259	853,252
Other non-current liabilities	401,582	690,766	—	—	401,582	690,766
	25,257,075	32,463,845	—	—	25,257,075	32,463,845

NOTE 16 — TAXES PAYABLE

	2016	2015
Payroll charges	89,763	115,295
ICMS (state VAT)	43,915	50,229
COFINS (tax on revenue)	8,470	12,625
IPI (federal VAT)	13,864	5,265
IVA (value-added tax) and others	185,178	166,260
	341,190	349,674

NOTE 17 — TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, results of operations and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	2016	2015
a) Tax provisions
ICMS (state VAT)	67,942	26,896
Corporate Income Tax and Social Contribution Tax	37,376	36,630
Emergency Capacity Charge and Extraordinary Tariff Adjustment	8,852	34,742
Financing of social integration program and Social security financing	1,678,778	1,423,554
Other tax provisions and Social security contributions	36,823	47,981
b) Labor provisions	358,901	287,613
c) Civil provisions	50,554	47,314
	2,239,226	1,904,730

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS (“Contribuição ao Programa de Integração Social”- PIS ) credits, PIS and COFINS (“Contribuição para o Financiamento da Seguridade Social” - COFINS) on other revenues and exclusion of ICMS (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2016 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2016	2015
Balance at the beginning of the year	1,904,730	1,576,355
(+) Additions	313,246	307,533
(+) Monetary variation	178,661	144,900
(-) Reversal of accrued amounts	(144,025)	(129,119)
(+) Foreign exchange effect on provisions in foreign currency	(3,235)	5,061
(-) Effect of selling of subsidiary (note 3.4)	(10,151)	—
Balance at the end of the year	2,239,226	1,904,730

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (“Imposto sobre a circulação de Mercadorias e Serviços” - ICMS) — state VAT —  discussions, which essentially relate to tax credit and rate differences, and aggregately amount to R$ 1,831,559.

a.2) The Company and its subsidiaries, Gerdau Açominas S.A.; Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are part in discussions related to other taxes for which no reserve for contingency was established, as the probability of loss is less likely than not. The total amount involved is R$ 690,745.

a.3) Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$ 117,268, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, the judgment of which is currently pending before the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

a.4) Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,410,349. Said proceedings relate to profits generated abroad, of which (i) R$ 1,247,946 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 347,602 relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and is subject to special appeals currently pending in CARF’s superior tribunal, and (i.b) R$ 900,343 relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (ii) R$ 162,403 correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal in CARF’s lower tribunal was dismissed, and currently awaits the publication of judgment for the lodging of an appeal.

a.5) Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 5,089,155, of which (i) R$ 3,913,540 correspond to four proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and in connection with Gerdau Aços Longos S.A., the Company obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy in the amount of R$ 2,806,305; (ii) R$ 505,061 correspond to two proceedings involving Gerdau Acos Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii)  R$ 114,764 correspond to a proceeding involving the subsidiary Gerdau Aços Especiais S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; and (iv) R$ 555,789 correspond to one proceeding involving the subsidiary Gerdau Aços Longos S.A., the challenge to which was filed by the Company on January 13, 2017 and is currently pending judgment by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things:  (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company as of the date of the approval of these Financial Statements believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or to disclose any contingency.

The Company’s legal tax advisors have confirmed that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill, which generated the above mentioned proceedings, were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accounting on August 01, 2013 to R$ 417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the lack of a cartel. The suspension of the effects of CADE’s decision was granted by the Court, upon offer of bank guarantee letter. Sentences were handed down for the dismissal of the actions and both are found in appeal phase.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 193,498. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal advisors.

b.3) On May 26, 2016, a securities class action complaint was filed in the United States District Court for the Southern District of New York against Gerdau and certain executives and former executives of the Company by purchasers of American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange.  On August 9, 2016, the court appointed the Policemen’s Annuity and Benefit Fund of Chicago as lead plaintiff.  On October 31, 2016, the lead plaintiff filed an amended complaint under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a purported class of purchasers of Gerdau ADRs between April 23, 2012 and May 16, 2016. Among other things, the amended complaint alleges that the Company and certain executives engaged in a bribery scheme involving members of the Brazilian Board of Tax Appeals (CARF), which purportedly resulted in the nonpayment of approximately US$ 429 million in taxes and purportedly resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business, operations, and prospects being false and misleading and/or lacking a reasonable basis. The amended complaint includes alleged claims pertaining to the transaction relating to the acquisition of equity interests described in note (c) below. On January 17, 2017, the Company filed a motion to dismiss. The plaintiffs have not specified an amount of alleged damages in the action.  For such reason, and because the action is still in its early stages, the Company is unable to reasonably estimate the possibility of loss and the amount of potential losses arising from the litigation.

c) Administrative proceeding — Brazilian Securities Commission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense in the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2016	2015
Tax	1,716,996	1,521,206
Labor	107,191	82,005
Civil	37,597	100,156
	1,861,784	1,703,367

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

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2016	2015
Assets
Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	48	43
Others
Fundação Gerdau	57,493	54,327
Others	—	32
	57,541	54,402

Liabilities
Parent company
Metalúrgica Gerdau S.A.	—	(896)
	—	(896)

	2016	2015	2014
Net financial income	(2,457)	2,712	2,743

b)             Operations with related parties

During the years ended December 31, 2016 and 2015, the Company, through its subsidiaries, entered into commercial operations with some of its associate and jointly controlled entities including sales of R$ 421,415 as of December 31, 2016 (R$ 393,450 as of December 31, 2015) and purchases in the amount of R$ 141,275 as of December 31, 2016 (R$ 172,321 as of December 31, 2015). The net amount totals R$ 280,140 as of December 31, 2016 (R$ 221,129 as of December 31, 2015).

During the years ended December 31, 2016 and 2015, the Company and its subsidiaries made transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 4,732 (R$ 3,204 as of December 31, 2015). Additionally, the Company recorded revenues of R$ 1,001 (R$ 929 as of December 31, 2015), derived from rental agreement.

Guarantees granted

			Original
Related Party	Relationship	Object	Amount	Maturity	2016	2015
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	Oct/17	2,577,296	3,379,741
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	Apr/44	1,629,550	1,952,400
Diaco S.A.	Subsidiary	Financing Agreements	520,308	jun/17 - nov/18	397,238	626,694
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	Jan/20	1,801,389	2,364,520
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	Jan/21	3,345,222	4,441,222
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	2,463,517	oct/1 6 - dec/20	2,016,260	2,411,984
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	Apr/24	2,987,154	4,289,681
Sipar Aceros S.A.	Subsidiary	Financing Agreements	452,113	jun/17 - sep/21	434,706	557,683
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	Apr/23	1,832,625	2,341,060
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	295,471	aug/17 - feb/19	354,585	457,371
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	88,797	Undetermined	55,130	89,015
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	12,980	nov/17	13,036	15,619
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	3,160,958	jul/18 - feb/21	2,627,205	2,833,557
Gerdau Ameristeel US. Inc.	Subsidiary	Bond 25 yers	103,596	Oct/37	166,214	199,145
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	oct/24 - dec/30	318,784	353,023
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	298,103	may/17 - jul/18	304,194	55,433
Siderurgica Zuliana, C.A.	Subsidiary	Financing Agreements	66,680	jun/17	65,182	117,144
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	—	sep/16	—	82,832
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	—	sep/16	—	468,446
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	63,000	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	—	jul/16	—	7,167

c)              Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 33,438 as of December 31, 2016 (R$ 73,485 as of December 31, 2015), which corresponds to 5,964 debentures (13,233 as of December 31, 2015).

d)    Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Key Management compensation

The cost of the key management salaries, variable compensation and benefits was R$ 33,686 during 2016 (R$ 49,823 in 2015). In 2016, contributions to management’s defined contribution pension plans totaled R$ 1,359 (R$ 1,408 in 2015).

Stock options granted to management are as follows:

	2016
	Number of shares	Weighted exercise price
		R$
Balance as of January 1, 2015	1,564,341	19.53
Options Forfeited	(1,130,091)	19.56
Others	112,420	—
Balance as of December 31, 2015	546,670	18.36
Options Forfeited	(148,491)	20.49
Balance as of December 31, 2016	398,179	16.64

At the end of the year, the Restricted Shares resulting from the conversion process within the key management were:

	2016	2015
Available at beginning of the year	1,669,557	3,376,191
Granted	3,399,729	1,827,811
Exercised	(237,287)	(2,934,567)
Forfeited	—	(599,878)
Available at the end of the year	4,831,999	1,669,557

Additional information on the long-term incentive plan are presented in Note 25.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 14,095 during 2016 (R$ 10,999 and R$ 16,043 during 2015 and 2014, respectively).

Additionaly, for the year ended December 31, 2016, the compensation for the members of the Advisory Board was R$ 1,958 (R$ 1,129 in 2015), being the amount of 2015 the compensation of the Advisory Board as from its creation in May/15.

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2016, are as follows:

	2016	2015
Plan assets - Defined contribution pension plan	1,490	9,025
Plan assets - Defined benefit pension plan	55,307	131,363
Total assets	56,797	140,388

Actuarial liabilities - Defined benefit pension plan	1,144,080	1,185,984
Acturial liabilities - Post-employment health care benefit	305,447	446,840
Retirement and termination benefit liabilities	55,276	73,197
Total liabilities	1,504,803	1,706,021

Current	409	18,535
Non-current	1,504,394	1,687,486

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

	1% Increase	1% Decrease
Discount rate	(19,793)	16,781

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,111,842) at December 31, 2016 (R$ (1,069,661) at December 31, 2015).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2016	2015	2014
Cost of current service	57,619	121,962	78,271
Interest expense	199,389	226,406	160,864
Return on plan assets	(186,856)	(216,005)	(186,800)
Past service cost	2,788	(151,685)	—
Curtailment	—	(4,510)	(17,961)
Settlement	609	—	—
Interest cost on unrecoverable surplus	22,916	23,515	51,494
Net pension cost	96,465	(317)	85,868

The reconciliations of assets and liabilities of the plans are as follows:

	2016	2015
Present value of defined benefit obligation	(4,174,653)	(4,739,299)
Fair value of plan assets	3,292,890	3,865,411
Asset ceiling restrictions on recognition of net funded assets	(207,010)	(180,733)
Net	(1,088,773)	(1,054,621)

Plan assets	55,307	131,363
Defined benefit obligation	(1,144,080)	(1,185,984)

Changes in plan assets and actuarial liabilities were as follows:

	2016	2015	2014
Variation of the plan obligations
Obligation at the beginning of the year	4,739,299	3,791,670	3,113,818
Cost of service	57,619	121,962	78,271
Interest expense	199,389	226,406	175,641
Payments of the benefits	(317,505)	(398,778)	(230,951)
Past service cost	2,788	(114,899)	—
Curtailment	—	(41,296)	(90,781)
Settlement	609	—	—
Acturial remeasurements	186,905	(202,749)	466,829
Exchange Variance	(694,451)	1,356,983	278,843
Obligation at the end of the year	4,174,653	4,739,299	3,791,670

	2016	2015	2014
Variation of the plan assets
Fair value of the plan assets at the beginning of the year	3,865,411	3,319,133	3,081,582
Return of the plan assets	186,857	216,005	201,576
Contributions from sponsors	(47,574)	(14,986)	44,679
Curtailment	—	(5,248)	(72,820)
Settlement	(6,710)	—	—
Payments of benefits	(317,505)	(398,778)	(230,950)
Remeasurement	109,153	(235,275)	69,748
Exchange Variance	(496,742)	984,560	225,318
Fair value of plan assets at the end of the year	3,292,890	3,865,411	3,319,133

The fair value of plan assets include shares of the Company in the amount of R$ 1,895 at December 31, 2016 (R$ 0 on December 31, 2015).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2016	2015	2014
Remeasurements	(109,153)	235,275	(69,748)
Actuarial Remeasurements	186,905	(202,749)	466,829
Restriction recognized in Other Comprehensive Income	3,065	(44,453)	(309,190)
Remeasurements recognized in Other Comprehensive Income	80,817	(11,927)	87,891

The historical actuarial remeasurements are as follows:

	2016	2015	2014	2013	2012
Present value of defined benefit obligation	(4,174,653)	(4,330,737)	(3,791,670)	(3,113,818)	(3,003,722)
Fair value of the plan assets	3,292,890	3,865,411	3,319,133	3,081,582	2,789,832
Surplus (Deficit)	(881,763)	(465,326)	(472,537)	(32,236)	(213,890)
Experience adjustments on plan liabilities (Gain)	186,905	(202,749)	466,829	(272,767)	300,328
Experience adjustments on plan assets (Gain)	(109,153)	235,275	(69,748)	33,417	(151,120)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

		2016
	Brazilian Plans	American Plans
Fixed income	100.0%	45.8%
Variable income	—	48.5%
Others	—	5.7%
Total	100%	100%

		2015
	Brazilian Plans	American Plans
Fixed income	100.0%	46.6%
Variable income	—	40.6%
Others	—	12.8%
Total	100%	100%

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

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 50% in shares, 40% in debt securities and 10% in alternative securities.

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2016 and 2015, respectively:

	2016
	Brazilian Plan	North America Plan
Average discount rate	10.87%	3.75% - 4.25%
Rate of increase in compensation	Not applicable	3.25%
Mortality table	RP-2000	CPM-2014 and RP-2014
Mortality table of disabled	AT-2000 per sex	Rates by age
Rate of rotation	Based on plan background	Based on age and/or the service

2015
	Brazilian Plan	North America Plan
Average discount rate	12.68%	3.75% - 4.50%
Rate of increase in compensation	Not applicable	2.60% - 3.25%
Mortality table	AT-2000 per sex	COM-2014 and RP-2014
Mortality table of disabled	AT-2000 per sex	Rates by age
Rate of rotation	Based on plan background	Based on age and/or the service

b)             Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 143,561 in 2016 (R$ 102,899 in 2015).

c)              Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2016	2015	2014
Current service cost	4,481	5,935	4,701
Interests expense	15,494	18,981	16,389
Past service cost	(75,787)	—	(103,895)
Net cost pension benefit	(55,812)	24,916	(82,805)

The funded status of the post-employment health benefits plans is as follows:

	2016	2015
Present value of obligations	(305,447)	(446,842)
Total net liabilities	(305,447)	(446,842)

Changes in plan assets and actuarial liabilities were as follows:

	2016	2015	2014
Change in benefit obligation
Benefit obligation at beginning of the year	446,842	351,538	369,065
Cost of service	4,481	5,935	5,121
Interest expense	15,494	18,981	15,969
Past service cost	(75,787)	—	(103,895)
Contributions from participants	2,212	2,206	1,769
Payment of benefits	(14,799)	(17,245)	(16,256)
Medical subsidy	—	—	510
Remeasurements	(3,673)	(45,884)	42,345
Exchange variations	(69,323)	131,311	36,910
Benefit obligation at the end of the year	305,447	446,842	351,538

	2016	2015	2014
Change in plan assets
Contributions from sponsors	12,463	14,733	13,653
Contributions from participants	2,212	2,206	1,769
Medical subsidy	—	—	510
Payments of benefits	(14,675)	(16,939)	(15,932)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2016	2015	2014	2013	2012
Present value of defined benefit obligation	(305,447)	(446,843)	(351,538)	(369,086)	(405,723)
Deficit	(305,447)	(446,843)	(351,538)	(369,086)	(405,723)
Experience adjustments on plan liabilities	(3,673)	(45,884)	42,345	(20,980)	21,908

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2016	2015	2014
Losses on actuarial obligation	(3,673)	(45,884)	42,345
Actuarial losses recognized in Equity	(3,673)	(45,884)	42,345

The accounting assumptions adopted for post-employment health benefits are as follows:

	2016	2015
Average discount rate	3.75% - 4.25%	3.75% - 4.50%
Health treatment - rate assumed next year	6.40% - 6.80%	6.80% - 7.05%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2026 to 2029	4.00% - 4.50%	4.00% - 4.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,855	(2,252)
Effect over benefit plan obligations	37,079	(29,964)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 55,276 as of December 31, 2016 (R$ 73,197 as of December 31, 2015).

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

	2016	2015
Provision for environmental liabilities	83,806	163,806

Current	17,737	27,736
Non-current	66,069	136,070

NOTE 21 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 17 iv, were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. On July 14, 2015, the single quota that FIDC was sold in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,007,259 on December 31, 2016 (R$ 853,252 on December 31, 2015) recognized in the account “Payables to FIDC”.

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

Reconciliations of common and preferred outstanding shares are presented below:

	2016		2015		2014
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,114,744,538	571,929,945	1,132,613,562	571,929,945	1,132,285,402
Treasure shares acquiring	—	(10,000,000)	—	(19,923,200)	—	—
Exercise of stock options	—	2,274,032	—	2,054,176	—	328,160
Transfer of shares	—	30,000,000
Balance at the end of the year	571,929,945	1,137,018,570	571,929,945	1,114,744,538	571,929,945	1,132,613,562

At December 31, 2016, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2016
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	202,806,626	17.7	652,519,280	37.9
Brazilian institutional investors	41,883,032	7.3	92,721,295	8.1	134,604,327	7.8
Foreign institutional investors	11,122,498	1.9	705,652,715	61.5	716,775,213	41.8
Other shareholders	69,211,761	12.1	135,837,934	11.9	205,049,695	11.9
Treasury stock	1,697,538	0.3	9,012,675	0.8	10,710,213	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2015
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	49,834,446	8.7	73,696,224	6.4	123,530,670	7.2
Foreign institutional investors	13,881,226	2.4	632,717,431	55.2	646,598,657	37.6
Other shareholders	58,501,619	10.2	155,489,399	13.6	213,991,018	12.4
Treasury stock	1,697,538	0.3	31,286,707	2.7	32,984,245	1.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2014
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6
Foreign institutional investors	21,604,383	3.8	578,731,779	50.4	600,336,162	34.9
Other shareholders	70,509,071	12.3	149,026,479	13.0	219,535,550	12.8
Treasury stock	1,697,538	0.3	13,417,683	1.2	15,115,221	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johanpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2016
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	31,286,707	382,806
Repurchases	—	—	10,000,000	95,343
Exercise of stock options	—	—	(2,274,082)	(10,461)
Transfer of shares	—	—	(30,000,000)	(369,499)
Closing balance	1,697,538	557	9,012,675	98,189

	2015
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,417,683	232,585
Repurchases	—	—	19,923,200	186,033
Exercise of stock options	—	—	(2,054,176)	(35,812)
Closing balance	1,697,538	557	31,286,707	382,806

	2014
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,745,843	238,414
Exercise of stock options	—	—	(328,160)	(5,829)
Closing balance	1,697,538	557	13,417,683	232,585

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 10.89 during 2016 (R$ 12.24 and R$ 17.34 during the years ended December 31, 2015 and 2014, respectively). The Company acquired non-controlling interests in some subsidiaries using as part of the payment 30 million of preferred shares of Gerdau S.A. (GGBR4), hold in treasury, which are pending of approval from the Brazilian Securities Commission (CVM). On April 29, 2016, the Brazilian Securities and Exchange Commission approved the assignment and transfer of shares held in treasury.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2016
	Attributed to parent company’s interest	Non- controlling interests	Total
(iii) Other changes	—	(6,405)	(6,405)
Effects of interest changes in subsidiaries	—	(6,405)	(6,405)

	December 31, 2015
	Attributed to parent company’s interest	Non- controlling interests	Total
(ii) Acquisition of non-controlling interests	—	(837,437)	(837,437)
(iii) Other changes	—	12,726	12,726
Effects of interest changes in subsidiaries	—	(824,711)	(824,711)

	December 31, 2014
	Attributed to parent company’s interest	Non- controlling interests	Total
(i) Changes in the Paraopeba — Fixed Income Investment Fund	—	(550,000)	(550,000)
(iii) Other changes	—	(114,767)	(114,767)
Effects of interest changes in subsidiaries	—	(664,767)	(664,767)

(i) Changes in the Paraopeba — Fixed Income Investment Fund, which is managed by JP Morgan, due to changes in the amount invested by each subsidiary of the Company in comparison with the amount of investments held by non-consolidated entities (related parties); (ii) Acquisition of non-controlling interests in some Brazilian subsidiaries; (iii) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge,  actuarial gains and losses on postretirement benefits.cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 0 for 2016 (R$ 63,074 in 2015).

The dividends credited during the year totaled R$ 85,377, distributed on profits obtained in the first nine months of 2016. As a result of the net loss in 2016, management will propose to the Annual Shareholders’ Meeting that this amount be considered as distributed using the balance of the Investments and Working Capital Reserve, as shown below:

	2016	2015	2014
Net income (loss)	(2,890,811)	(4,551,438)	1,402,873
Constitution of legal reserve	—	—	(70,144)
Constitution of the tax incentives reserve	—	—	(51,126)
Net income before dividends and interest on capital	(2,890,811)	(4,551,438)	1,281,603
Dividends and interest on capital	—	—	(426,141)
Net income (loss) before constitution of investments and working capital reserve	(2,890,811)	(4,551,438)	855,462

Constitution of investments and working capital reserve	—	—	(855,462)
Absorption of net loss by investments and working capital reserve	2,890,811	4,551,438	—

The loss for the year will be subject to management’s proposal for absorption by the investments and working capital reserve.

Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2016	2015	2014
1st quarter	Interest						101,200	119,331
2nd quarter	Dividends	0.03	1,707,511	8/22/2016	9/02/2016	51,225	—	102,268
2nd quarter	Interest						84,318	—
3rd quarter	Interest						—	85,224
3rd quarter	Dividends	0.02	1,707,542	11/21/2016	12/01/2016	34,152	67,458	—
4th quarter	Dividends						—	119,318
Interest and Dividends						85,377	252,976	426,141
Credit per share (R$)						0.05	0.15	0.25

In 2016, Gerdau SA allocated R$ 85,377 to pay dividends, distributed on account of profits obtained in the first nine months of 2016. As a result of the net loss calculated in the year, Management will propose to the Annual Shareholders’ Meeting that the be considered as distributed using the balance of the Investment Reserve and Working Capital.

NOTE 23 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2016
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(969,954)	(1,920,857)	(2,890,811)
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares	571,929,945	1,132,626,373
Earnings per share (in R$) — Basic	(1.70)	(1.70)

	2015
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(1,541,242)	(3,010,196)	(4,551,438)
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares	571,929,945	1,117,034,926
Earnings per share (in R$) — Basic	(2.69)	(2.69)

	2014
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	470,746	932,127	1,402,873
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares	571,929,945	1,132,483,383
Earnings per share (in R$) — Basic	0.82	0.82

Diluted

	2016	2015	2014
Diluted numerator
Allocated net income (loss) available to Common and Preferred shareholders
Net income (loss) allocated to preferred shareholders	(1,920,857)	(3,010,196)	932,127
Add:
Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	(6,914)	(6,633)	714
	(1,927,771)	(3,016,829)	932,841

Net income (loss) allocated to common shareholders	(969,954)	(1,541,242)	470,746
Less:
Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	6,914	6,633	(714)
	(963,040)	(1,534,609)	470,032

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,626,373	1,117,034,926	1,132,483,383
Potential increase in number of preferred shares outstanding in respect of stock option plan	12,238,473	7,299,735	2,588,297
Total	1,144,864,846	1,124,334,661	1,135,071,680

Earnings per share — Diluted (Common and Preferred Shares)	(1.70)	(2.69)	0.82

Due to the net loss in the years of 2016 and 2015, the Company is considering for these years the same basic and diluted loss, without considering the effects on the diluted calculation of the potential increase in preferred shares as a result of the long-term incentive options plan.

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2016	2015	2014
Gross sales	42,935,022	48,701,895	47,866,687
Taxes on sales	(2,765,957)	(3,184,879)	(4,098,426)
Discounts	(2,517,398)	(1,935,775)	(1,221,922)
Net sales	37,651,667	43,581,241	42,546,339

NOTE 25 - LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	2016		2015		2014
		Average exercise		Average exercise		Average exercise
	Number of shares	price in the year	Number of shares	price in the year	Number of shares	price in the year
		R$		R$		R$
Available at beginning of the year	1,074,246	18.36	2,448,973	19.53	2,793,495	19.44
Options Exercised	—	—	(25,210)	19.56	(52,340)	17.34
Options Forfeited	(505,131)	20.49	(1,349,517)	20.98	(292,182)	19.47
Available at the end of the year	569,115	16.64	1,074,246	18.36	2,448,973	19.53

The average market price of the share in the year ended December 31, 2016 was R$ 7.68 (R$ 7.70 and R$ 13.31 in the years ended December 31, 2015 and 2014, respectively).

As of December 31, 2016 the Company has a total of 9,012,675 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at December 31, 2016*
			R$
R$ 14.18	40,873	2.2	15.15	40,873
R$ 10.58 to R$ 29.12	528,242	5.0	16.75	16,805
	569,115			57,678

*The total of options vested that are exercisable on December 31, 2016 is 57,678 (127,899 and 176,891 on December 31, 2015 and 2014).

During the years ended December 31, 2016, 2015 and 2014, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 38,023, R$ 39,657 and R$ 36,209, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2016.

b) Restricted Shares and Performance Shares Summary:

Balance on January 1, 2014	7,371,215
Granted	3,981,219
Forfeited	(739,017)
Exercised	(527,183)
Balance on December 31, 2014	10,086,234
Granted	9,098,389
Forfeited	(2,717,724)
Exercised	(3,941,643)
Balance on December 31, 2015	12,525,256
Granted	13,357,922
Forfeited	(3,046,593)
Exercised	(2,403,094)
Balance on December 31, 2016	20,433,491

c) Other Plans — North America

In February 2010, the Board of Directors approved, to the North American subsidiary, the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2016, a grant of approximately US$ 9.9 million (R$ 34.5 million) was granted to EIP participants. The Company issued 2,846,835 RSUs and 3,820,894 PSUs, which will be accrued through the vesting period of 5 years.

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

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2016, there were 535,543 SARs and 40,873 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

As of December 31, 2016 and December 31, 2015, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 10 thousand (R$ 32.6) and US$ 7 thousand (R$ 27.3), respectively.

NOTE 26 — SEGMENT REPORTING

In the fourth quarter of 2016, the Company made a change in the composition of its segments, with changes with effect as of 2016 year end, with the objective of obtaining greater strategic, operational and management synergies in the markets of South America and North America. The change relates to the jointly controlled entity Gerdau Metaldom Corp., in the Dominican Republic, which became part of the business segment South America and thus its results and equity are no longer presented in the North America segment and are from now on presented in the South America segment. For disclosure purposes, the comparative information has been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

	Business Segments
	2016
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	11,634,862	15,430,814	4,775,598	6,884,733	(1,074,340)	37,651,667
Cost of sales	(10,405,078)	(14,514,789)	(4,103,231)	(6,238,749)	1,073,906	(34,187,941)
Gross profit	1,229,784	916,025	672,367	645,984	(434)	3,463,726
Selling, general and administrative expenses	(678,369)	(778,218)	(253,177)	(284,962)	(244,302)	(2,239,028)
Other operating income (expenses)	2,111	26,223	41,396	14,166	43,951	127,847
Impairment of assets	—	(2,779,146)	(138,765)	—	—	(2,917,911)
Results in operations with subsidiaries, associate and jointly controlled entity	—	—	—	—	(58,223)	(58,223)
Equity in earnings of unconsolidated companies	—	(46,917)	16,366	—	17,780	(12,771)
Operational (Loss) income before financial income (expenses) and taxes	553,526	(2,662,033)	338,187	375,188	(241,228)	(1,636,360)
Financial result, net	(603,373)	(63,654)	(96,822)	(148,313)	(33,093)	(945,255)
Income (Loss) before taxes	(49,847)	(2,725,687)	241,365	226,875	(274,321)	(2,581,615)
Income and social contribution taxes	13,140	133,818	(107,124)	(64,348)	(279,800)	(304,314)
Net income (Loss)	(36,707)	(2,591,869)	134,241	162,527	(554,121)	(2,885,929)

Supplemental information:
Net sales between segments	885,050	90,267	6,386	92,637	—	1,074,340

Depreciation/amortization	952,848	874,299	182,672	526,136	—	2,535,955

Investments in associates and jointly-controlled entities	—	303,526	404,522	—	90,796	798,844
Total assets	18,672,770	16,459,784	5,582,926	11,970,203	1,949,458	54,635,141
Total liabilities	10,761,705	3,407,444	1,651,590	6,519,255	8,020,494	30,360,488

	Business Segments
	2015
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	12,977,327	17,312,166	5,477,228	8,882,071	(1,067,551)	43,581,241
Cost of sales	(11,433,115)	(15,800,270)	(4,800,063)	(8,333,189)	1,076,111	(39,290,526)
Gross profit	1,544,212	1,511,896	677,165	548,882	8,560	4,290,715
Selling, general and administrative expenses	(821,152)	(814,393)	(313,521)	(371,481)	(261,938)	(2,582,485)
Other operating income (expenses)	3,638	18,379	2,985	21,791	50,207	97,000
Impairment of assets	(834,665)	(1,882,239)	(354,468)	(1,924,868)	—	(4,996,240)
Equity in earnings of unconsolidated companies	—	(72,774)	36,550	—	11,722	(24,502)
Operational (Loss) income before financial income (expenses) and taxes	(107,967)	(1,239,131)	48,711	(1,725,676)	(191,449)	(3,215,512)
Financial result, net	(624,526)	(234,183)	(98,557)	(288,021)	(1,633,609)	(2,878,896)
Income (Loss) before taxes	(732,493)	(1,473,314)	(49,846)	(2,013,697)	(1,825,058)	(6,094,408)
Income and social contribution taxes	60,804	5,196	(104,308)	(283,633)	1,820,363	1,498,422
Net income (Loss)	(671,689)	(1,468,118)	(154,154)	(2,297,330)	(4,695)	(4,595,986)

Supplemental information:
Net sales between segments	817,494	121,292	685	128,080	—	1,067,551

Depreciation/amortization	928,861	836,660	192,014	650,374	—	2,607,909

Investments in associate and jointly-controlled entities	—	725,356	575,845	2,082	89,599	1,392,882
Total assets	20,791,119	27,324,285	7,046,438	17,077,208	(2,144,341)	70,094,709
Total liabilities	12,831,815	7,214,899	2,451,835	9,369,552	6,256,225	38,124,326

	Business Segments
	2014
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	14,813,344	14,640,085	5,078,483	8,643,865	(629,438)	42,546,339
Cost of sales	(12,003,410)	(13,692,783)	(4,422,768)	(7,921,906)	634,539	(37,406,328)
Gross profit	2,809,934	947,302	655,715	721,959	5,101	5,140,011
Selling, general and administrative expenses	(922,597)	(752,868)	(332,982)	(378,035)	(341,465)	(2,727,947)
Other operating income (expenses)	20,117	15,693	(28,810)	28,743	52,150	87,893
Impairment of assets	—	(31,921)	(307,453)	—	—	(339,374)
Results in operations with subsidiaries, associate and jointly controlled entity	—	636,528	—	—	—	636,528
Equity in earnings of unconsolidated companies	—	57,852	20,260	—	23,763	101,875
Operational (Loss) income before financial income (expenses) and taxes	1,907,454	872,586	6,730	372,667	(260,451)	2,898,986
Financial result, net	(536,542)	(161,190)	(65,823)	(180,913)	(616,534)	(1,561,002)
Income before taxes	1,370,912	711,396	(59,093)	191,754	(876,985)	1,337,984
Income and social contribution taxes	(357,148)	(98,379)	(25,610)	(68,675)	700,201	150,389
Net income	1,013,764	613,017	(84,703)	123,079	(176,784)	1,488,373

Supplemental information:
Net sales between segments	408,089	86,651	2,499	132,199	—	629,438

Depreciation/amortization	906,775	590,585	184,916	545,120	—	2,227,396

Investments in associate and jointly-controlled entities	—	884,058	384,531	1,580	124,214	1,394,383
Total assets	22,067,352	20,077,017	6,156,834	15,400,776	(659,649)	63,042,330
Total liabilities	11,044,078	5,182,550	1,958,599	7,382,045	4,220,524	29,787,796

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2016	2016	2016	2016	2016
Net sales	12,229,582	5,828,564	17,917,485	1,676,036	37,651,667
Total assets	24,266,983	6,159,387	23,463,447	745,324	54,635,141

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2015	2015	2015	2015	2015
Net sales	14,033,792	6,653,980	19,813,519	3,079,950	43,581,241
Total assets	22,803,505	9,327,457	36,048,019	1,915,728	70,094,709

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2014	2014	2014	2014	2014
Net sales	16,428,472	6,063,220	17,250,898	2,803,749	42,546,339
Total assets	24,503,901	8,409,583	26,288,644	3,840,202	63,042,330

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

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2016	2015
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	60,924,807	76,880,135
Business Interruption	Net income plus fixed expenses	8,354,147	13,286,365
Civil Liability	Industrial operations	527,974	675,082

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

During the fourth quarter of 2016, the Company identified deterioration in the economic scenario in some steel consuming markets at an intensity greater than the one considered in the quarterly monitoring carried out during the year, mainly in the North America segment, where the EBITDA margin decreased from 7.5% in the third quarter of 2016 to 3.8% in the fourth quarter of 2016 (8.7% in the fourth quarter of 2015). These circumstances resulted in an increase in the discount rate used in the projections of its business segments cash flows.

Based on these events mentioned above, the Company performed an impairment test of goodwill and other long-lived assets, in which an impairment of assets was identified in the amount of R$ 2,917,911 (R$ 4,996,240 in 2015), in which R$ 239,329 (R$ 2,467,757 in 2015) as impairment of other long-lived assets (note 28.1) and R$ 2,678,582 (R$ 2,528,483 in 2015) as impairment of goodwill (note 28.2).

28.1 Other assets Impairment test

In the fourth quarter of 2016, due to the interruption of certain activities as result of significant changes in the economy of the region where these units are located and the lack of expectation of future use of some assets of these industrial plants, tests performed on other long-lived assets identified impairment losses on property, plant and equipment in the amount of R$ 239,329, of which R$ 138,765 in the South America segment and R$ 100,564 in the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets in the amount of R$ 138,543, which represents their value in use (higher between the fair value net of disposal expenses and their value in use).

In 2015 the tests carried out on other long-lived assets identified impairment losses in the amount of R$ 2,467,757 as follows: a) in the property, plant and equipment due to the lack of expectation of future use of certain assets of certain industrial plants in the amount of R$ 2,105,971, of which R$ 834,665 in the Brazil segment and R$ 1,271,306 in the Special Steel segment, and b) R$361,786 in North America due to recoverable value lower than the book value. These losses were determined based on the difference between the book value and the recoverable value of these assets in the amount of R$ 1,930,813 that represents their value in use (higher between the net value of the disposal expense or their value in use); b) in the investment accounted for by the equity method of the associate company Corporación Centroamericana del Acero S.A., belonging to the North America segment, resulting from a recoverable amount below the book value in the amount of R$ 361,786. These losses were determined based on the difference between the book value and the recoverable amount of these assets in the amount of R$ 215,808 which represents their value in use (higher between the fair value net of disposal expenses and their value in use).

The discount rates before income tax used for this test are the same as presented in note 28.2 of the goodwill impairment test.

28.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In the fourth quarter of 2016, the Company evaluated the recoverability of the goodwill of its segments. Based on the aforementioned events, notably the deterioration of the economic conditions reflected in the EBITDA margin, the analysis carried out identified a loss due to non-recoverability of goodwill in the amount of R$ 2,678,582 for the North America segment. The other segments did not have impairment of goodwill in the test performed in 2016.

In 2015, the analysis identified a loss of R$ 2,528,483 due to the non-recoverability of goodwill, of which R$ 1,520,453 for the North America segment, R$ 653,562 for the Specialty Steel segment and R$ 354,468 for the South America segment, which represented the totality of goodwill in this segment. The Brazil segment did not have impairment of goodwill.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2016 test were: a) North America: 3% (3% in December 2015); b) Special Steel: 3% (3% in December 2015); c) South America: 3% (2.2% in December 2015); and d) Brazil: 3% (3% in December 2015).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were: a) North America: 13.1% (12.3% in December 2015); b) Special Steel: 14.0% (12.8% in December 2015); c) South America: 14.6% (13.7% in December 2015); and d) Brazil: 14.9% (15.5% in December 2015).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: below the book value of R$ 2,679 million (below the book value of R$ 1,169 million in 2015); b) South America: exceeded the book value by R$ 724 million (below the book value by R$ 354 million in 2015); c) Special Steel: exceeded the book value by R$ 1,601 million (below the book value by R$ 1,125 million in 2015); and d) Brazil: exceeded the book value by R$ 1,225 million (exceeding the book value by R$ 43 million in 2015).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below book value of R$ 872 million (below the book value by R$ 1,452 million in 2015); b) Special Steel: exceeded book value by R$ 1,170 million (below the book value by R$ 582 million in 2015); c) South America: exceeded book value by R$ 486  million (below the book value by R$ 354 million in 2015);  and d) Brazil: exceeded the book value by R$ 425 million (below the book value by R$ 765 million in 2015).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 661 million (below the book value by R$ 1,076 million in 2015); b) Special Steel: exceeded the book value by R$ 1,301 million (below the book value by R$ 428 million in 2015); c) South America: exceeded the book value by R$ 561 million (below the book value by R$ 253 million in 2015); and d) Brazil: exceeded the book value by R$ 673 million (below the book value by R$ 514 million in 2015).

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

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature is as follows:

	2016	2015	2014
Depreciation and amortization	(2,535,955)	(2,607,909)	(2,227,396)
Labor expenses	(6,508,834)	(7,018,129)	(6,444,454)
Raw material and consumption material	(22,863,693)	(27,126,417)	(26,472,335)
Credit Recovery	—	—	141,336
Freight	(2,279,459)	(2,538,071)	(2,262,143)
Impairment of assets	(2,917,911)	(4,996,240)	(339,374)
Results in operations with subsidiaries, associate and jointly controlled entity	(58,223)	—	636,528
Other expenses/income, net	(2,111,181)	(2,485,485)	(2,781,390)
	(39,275,256)	(46,772,251)	(39,749,228)

Classified as:
Cost of sales	(34,187,941)	(39,290,526)	(37,406,328)
Selling expenses	(710,766)	(785,002)	(691,021)
General and administrative expenses	(1,528,262)	(1,797,483)	(2,036,926)
Other operating income	242,077	213,431	238,435
Other operating expenses	(114,230)	(116,431)	(150,542)
Impairment of assets	(2,917,911)	(4,996,240)	(339,374)
Results in operations with subsidiaries, associate and jointly controlled entity	(58,223)	—	636,528
	(39,275,256)	(46,772,251)	(39,749,228)

NOTE 30 — FINANCIAL INCOME

	2016	2015	2014

Income from short-term investments	142,965	270,742	144,723
Interest income and other financial income	109,080	107,660	131,526
Financial Income	252,045	378,402	276,249

Interest on debt	(1,540,797)	(1,471,526)	(1,178,034)
Monetary variation and other financial expenses	(469,208)	(308,840)	(219,341)
Financial Expenses	(2,010,005)	(1,780,366)	(1,397,375)

Exchange Variation, net	851,635	(1,564,017)	(476,367)
Gains and losses on financial instruments, net	(38,930)	87,085	36,491

Financial result, net	(945,255)	(2,878,896)	(1,561,002)

NOTE 31 — SUBSEQUENT EVENTS

I) On January 5, 2017, Gerdau S.A. made a payment of capital to Gerdau Aços Forjados S.A. through the contribution of some of its assets and liabilities, which were evaluated by a specialized independent valuation company. On January 31, 2007, the Extraordinary General Meeting of Gerdau Aços Forjados S.A. was held, where Sumitomo Corporation and The Japan Steel Works, Ltd. subscribed capital stock in this company, and a joint control agreement was signed among the partners. Accordingly, Gerdau Aços Forjados S.A. will have accounting treatment of a jointly controlled entity in the Financial Statements of Gerdau S.A., with a 58.73% interest and will not have a significant impact on the Company’s total Assets.

II) On March 8, 2017, Gerdau S.A. and Metalúrgica Gerdau disclosed through a material fact that Metalúrgica Gerdau and Banco BTG Pactual S.A. signed an agreement for the exchange of shares issued by Gerdau S.A. regulating the exchange of thirty-four million, two hundred nine thousand, five hundred twenty-two (34,209,522) common shares issued by the Company (GGBR3) held by BTG Pactual for thirty-three million, three hundred fifty-eight thousand, six hundred and sixty-eight (33,358,668) preferred shares issued by the Company (GGBR4) held by Metalúrgica Gerdau. The exchange ratio defined in the exchange agreement, corresponds to one (1) common share issued by the Company (GGBR3) for each 0.9751 preferred share issued by the Company (GGBR4).

As a consequence of such increase in the interest held by Metalúrgica Gerdau in the common stock of the Company, and to comply with Article 4, paragraph 6 of Federal Law 6,404/1976 and with Article 26 of CVM Instruction 361 of March 5, 2002, Metalúrgica Gerdau has to submit to the CVM an application form to register the public stock tender offer (exchange offer), whithin 30 days of the exchange. In this application form, the Company has to offer to all common shareholders (GGBR3) of the Company the right to exchange such shares for preferred shares (GGBR4) issued by the Company and held by Metalúrgica Gerdau.

The shareholders of the Company that accept the exchange offer will receive the preferred shares (GGBR4) on the settlement date of the exchange offer auction, which will be disclosed in a public notice.

**************************************