Form 20-F
period 2017-12-31
GERDAU S.A.
filed 2018-04-03
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14878

GERDAU S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. das Nações Unidas, 8,501 – 8° andar São Paulo, São Paulo - Brazil CEP 05425-070
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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2017 was:

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

(vii)         “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, South America, North America and Asia, excluding our joint ventures and associate companies;

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

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 45% stake, in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, the investment in the Diaco S.A., in which the Company holds a 49.87% stake, in Colombia and the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2017.  Subsequent developments are discussed in Item 8.B—Financial Information—Significant Changes.

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

ITEM 3.                KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with the IFRS financial statements of the Company, appearing elsewhere in this Annual Report,  and section “Operating and Financial Review and Prospects”. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2017, 2016, 2015, 2014 and 2013 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

IFRS Summary Financial and Operating Data

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2017	2016	2015	2014	2013
NET SALES	36,917,619	37,651,667	43,581,241	42,546,339	39,863,037
Cost of sales	(33,312,995)	(34,187,941)	(39,290,526)	(37,406,328)	(34,728,460)

GROSS PROFIT	3,604,624	3,463,726	4,290,715	5,140,011	5,134,577
Selling expenses	(524,965)	(710,766)	(785,002)	(691,021)	(658,862)
General and administrative expenses	(1,129,943)	(1,528,262)	(1,797,483)	(2,036,926)	(1,953,014)
Impairment of assets	(1,114,807)	(2,917,911)	(4,996,240)	(339,374)	—
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	(721,682)	(58,223)	—	636,528	—
Other operating income	260,618	242,077	213,431	238,435	318,256
Other operating expenses	(168,887)	(114,230)	(116,431)	(150,542)	(140,535)
Reversal of contingent liabilities, net	929,711	—	—	—	—
Equity in earnings (losses) of unconsolidated companies	(34,597)	(12,771)	(24,502)	101,875	54,001

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,100,072	(1,636,360)	(3,215,512)	2,898,986	2,754,423
Financial income	226,615	252,045	378,402	276,249	292,910
Financial expenses	(1,726,284)	(2,010,005)	(1,780,366)	(1,397,375)	(1,053,385)
Exchange variations, net	(4,057)	851,635	(1,564,017)	(476,367)	(544,156)
Reversal of monetary update of contingent liabilities, net	369,819	—	—	—	—
Gains and losses on financial instruments, net	(9,441)	(38,930)	87,085	36,491	(2,854)

INCOME (LOSS) BEFORE TAXES	(43,276)	(2,581,615)	(6,094,408)	1,337,984	1,452,646

Current	(313,758)	(110,511)	(158,450)	(571,926)	(318,422)
Deferred	18,367	(193,803)	1,656,872	722,315	559,478
Income and social contribution taxes	(295,391)	(304,314)	1,498,422	150,389	241,056

NET INCOME (LOSS)	(338,667)	(2,885,929)	(4,595,986)	1,488,373	1,693,702

ATTRIBUTABLE TO:
Owners of the parent	(359,360)	(2,890,811)	(4,551,438)	1,402,873	1,583,731
Non-controlling interests	20,693	4,882	(44,548)	85,500	109,971
	(338,667)	(2,885,929)	(4,595,986)	1,488,373	1,693,702

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2017	2016	2015	2014	2013
Basic earnings (loss) per share — in R$
Common	(0.21)	(1.70)	(2.69)	0.82	0.93
Preferred	(0.21)	(1.70)	(2.69)	0.82	0.93
Diluted earnings (loss) per share — in R$
Common	(0.21)	(1.70)	(2.69)	0.82	0.93
Preferred	(0.21)	(1.70)	(2.69)	0.82	0.93
Cash dividends declared per share — in R$
Common	0.08	0.05	0.15	0.25	0.28
Preferred	0.08	0.05	0.15	0.25	0.28

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Weighted average Preferred Shares outstanding during the year (1)	1,137,012,265	1,132,626,373	1,117,034,926	1,132,483,383	1,129,184,775
Number of Common Shares outstanding at year end (2)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Number of Preferred Shares outstanding at year end (2)	1,137,327,184	1,137,018,570	1,114,744,538	1,132,613,562	1,132,285,402

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year.

	On December 31,
	2017	2016	2015	2014	2013
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	2,555,338	5,063,383	5,648,080	3,049,971	2,099,224
Short-term investments (1)	821,518	1,024,411	1,270,760	2,798,834	2,123,168
Current assets	17,982,113	17,796,740	22,177,498	20,682,739	18,177,222
Current liabilities	7,714,120	8,621,509	7,863,031	7,772,796	7,236,630
Net working capital (2)	10,267,993	9,175,231	14,314,467	12,909,943	10,940,592
Property, plant and equipment, net	16,443,742	19,351,891	22,784,326	22,131,789	21,419,074
Net assets (3)	23,893,941	24,274,653	31,970,383	33,254,534	32,020,757
Total assets	50,301,761	54,635,141	70,094,709	63,042,330	58,215,040
Short-term debt (including “Current Portion of Long-Term Debt”)	2,004,341	4,458,220	2,387,237	2,037,869	1,810,783
Long-term debt, less current portion	14,457,315	15,959,590	23,826,758	17,148,580	14,481,497
Debentures - short term	—	—	—	—	27,584
Debentures - long term	47,928	165,423	246,862	335,036	386,911
Equity	23,893,941	24,274,653	31,970,383	33,254,534	32,020,757
Capital	19,249,181	19,249,181	19,249,181	19,249,181	19,249,181

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

Exchange rates from U.S. dollars to Brazilian reais

Period	Period- end	Average	High	Low
March 2018 (through March 29)	3.3238	3.2792	3.3338	3.2246
February 2018	3.2598	3.2419	3.2821	3.1730
January 2018	3.1624	3.2106	3.2697	3.1391
December 2017	3.3080	3.2919	3.3332	3.2322
November 2017	3.2616	3.2593	3.2920	3.2136
October 2017	3.2769	3.1912	3.2801	3.1315
September 2017	3.1680	3.1347	3.1932	3.0852
2017	3.3080	3.1925	3.8707	3.0510
2016	3.2591	3.4833	4.1558	3.1193
2015	3.9048	3.3399	4.1949	2.5754
2014	2.6562	2.3547	2.7403	2.1974
2013	2.3426	2.1601	2.4457	1.9528

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2017, the Company had 571,929,945 common shares and 1,137,327,184 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2013. The figures are expressed in Brazilian reais and U.S. dollars.  The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock

1st Quarter 2013	05/07/2013	0.0200	0.0099
2nd Quarter 2013 (1)	08/01/2013	0.0700	0.0305
3rd Quarter 2013 (1)	10/31/2013	0.1200	0.0545
4th Quarter 2013	02/21/2014	0.0700	0.0296
1st Quarter 2014 (1)	05/07/2014	0.0700	0.0312
2nd Quarter 2014	07/30/2014	0.0600	0.0265
3rd Quarter 2014 (1)	11/05/2014	0.0500	0.0199
4th Quarter 2014	03/04/2015	0.0700	0.0235
1st Quarter 2015 (1)	06/05/2015	0.0600	0.0197
2nd Quarter 2015 (1)	08/12/2015	0.0500	0.0144
3rd Quarter 2015	10/29/2015	0.0400	0.0102
2nd Quarter 2016	08/10/2016	0.0300	0.0096
3rd Quarter 2016	11/04/2016	0.0200	0.0062
2nd Quarter 2017	08/08/2017	0.0200	0.0064
3rd Quarter 2017	11/07/2017	0.0300	0.0092
4rd Quarter 2017	27/02/2018	0.0300	0.0092

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

D.            RISK FACTORS

We are subject to various risks and uncertainties resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition. The risks described below could adversely affect our business, consolidated financial position, results of operations or cash flows.    These risks are not the only ones we face.  Other risks that we do not presently know about or that we presently believe are not material could also adversely affect us.

Risks Relating to our Business and the Steel Industry

Demand for steel is cyclical and a reduction in prevailing world prices for steel could adversely affect the Company’s results of operations.

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

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high risk real of estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies. The steel sector is experiencing challenges mainly due to excess global steel capacity, the Chinese economic slowdown, and the entry of imported steel into countries with more open economies.

The economic downturn and turbulence in the global economy can negatively impact the consuming markets, affecting the business environment with respect to the following:

•      Decrease in international steel prices;

•      Slump in international steel trading volumes;

•      Crisis in automotive industry and infrastructure sectors; and

•      Lack of liquidity in the international market.

If the Company is not able to remain competitive in these shifting markets, our profitability, margins and income may be negatively affected. A decline in this trend could result in a decrease in the Company’s shipments and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict.

We are subject to the risks arising from adverse changes in domestic and global economic and political conditions. Our industry is cyclical by nature and fluctuates with economic cycles, including the current global economic instability. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the United Kingdom’s decision to withdraw from the European Union and increasing political uncertainty in a number of countries. It is unclear whether the European sovereign debt crisis will be contained and what effects it and the United Kingdom’s decision to withdraw from the European Union may have. In addition, on January 20, 2017, Donald Trump became the President of the United States. We cannot predict the effects of Donald Trump’s administration or its trade and other policies. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. These policies may have a negative impact on the global and local economy, and consequently our business, financial condition and results of operations. We cannot predict if the actions taken in the United States, Europe, China and elsewhere in the world to address this situation will be successful in reducing the duration and impact of the economic instability and political uncertainty. Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could have a material adverse effect on our liquidity, on our operations and on our ability to carry out our announced capital investment programs and may prompt our customers to slow down or reduce the purchase of our products. We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

Gerdau faces significant competition in relation to their steel products, including with regard to prices of other domestic and foreign producers, which may adversely affect its profitability and market share.

The global steel industry is highly competitive with respect to price, quality of products and customer service, as well as in relation to technological advances that allow the reduction of production costs. Brazilian exports of steel products are influenced by several factors, including protectionist policies of other countries, foreign exchange policy of the Brazilian government and growth rate of the world economy. Moreover, continuous advances in material sciences and the resulting technologies facilitate the improvement of products such as plastic, aluminum, ceramics and glass, allowing them to replace steel.

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

One significant factor in the global steel market has been China’s high steel production capacity, which has been exceeding its domestic consumption needs. This has made China a net exporter of steel products, increasing its importance in different countries of the transoceanic market and consequently pushing down international steel prices. Moreover, China’s lower growth rate has resulted in a slower pace of steel consumption in the country, consequently reducing demand for imported raw materials and putting pressure on global commodity prices. Any intensification of these factors could adversely affect the Company’s exports, results of operations and financial condition.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini-mills, which mills accounted for 78.0% of total crude steel output as of and for the year ended on December 31, 2017, is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic suppliers and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

Increases in iron ore and coal prices, or reductions in market supply, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce hot pig iron at its Ouro Branco, Barão de Cocais and Divinópolis mills located in the state of Minas Gerais.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. This unit represented 48.8% of the total crude steel output (in volume) of the Brazil Business Division. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

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

Risks Relating to our Operations

The Company’s projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

The Company invested to further increase productivity of its operations. These projects are subject to a number of risks that may adversely affect the Company’s growth prospects and profitability, including the following:

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

Failure to obtain the necessary permits and licenses could adversely affect our operations.

We depend on the issuance of permits and licenses from governmental agencies in order to undertake certain of our activities. In order to obtain licenses activities that are expected to have a significant environmental impact, certain investments in conservation are required to offset any such impact. The operational licenses require, among other things, that we periodically report our compliance with emissions standards set by environmental agencies. Failure to obtain, renew or comply with our operating licenses may cause delays in our deployment of new activities, increased costs, monetary fines or even suspension of the affected activity, which may materially adversely affect us.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A significant number of scientists, environmentalists, international organizations, regulators and other commentators sustain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions and combat global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. Although we cannot predict the impact of changing global climate conditions, if any, or if legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

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

We could be harmed by a failure or interruption of our information technology systems or automated machinery.

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Advanced technology systems and machinery are nonetheless subject to defects, interruptions and breakdowns. Any failure of our information technology systems and automated machinery to perform as we anticipate could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results. Although we have procedures in place to prevent and minimize the impact of a potential failure, including a disaster recovery system, a back-up site for our management systems, 24/7 monitoring of our servers and a cybersecurity program, there is no assurance that these will work properly or that there will not be an impact on our results of operations or financial condition.

In addition, our information technology systems and automated machinery may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses, cyber-attacks and other security breaches, including breaches of our production processing systems that could result in damage to our automated machinery, production interruptions or access to our confidential financial, operational or customer data. Any such damage or interruption could have a material adverse effect on our business results, including as a result of our facing significant fines, customer notice obligations or costly litigation, harming our reputation with our customers or requiring us to expend significant time and expense developing, repairing or upgrading our information technology systems and automated machinery.

Further, while we have some backup data-processing systems that could be used in the event of a catastrophe or a failure of our primary systems, we do not yet have an integrated disaster recovery plan or a backup data center that covers all of our units. While we endeavor to prepare for failures of our network by providing backup systems and procedures, we cannot guarantee that our current backup systems and procedures will operate satisfactorily in the event of a regional emergency. Any substantial failure of our backup systems to respond effectively or on a timely basis could have a material adverse effect on our business and results of operations.

We are subject to information technology risks related to breaches of security pertaining to sensitive company, customer, employee and vendor information as well as breaches in the technology used to manage operations and other business processes.

Our business operations rely upon secure information technology systems for data capture, processing, storage and reporting. Despite careful security and controls design, implementation, updating and independent third party verification, our information technology systems, and those of our third party providers, could become subject to employee error or malfeasance, cyber-attacks, or natural disasters. Network, system, application and data breaches could result in operational disruptions or information misappropriation. Access to internal applications required to plan our operations, source materials, manufacture and goods and account for orders could be denied or misused. Theft of intellectual property or trade secrets, and inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents. Any of these operational disruptions and/or misappropriation of information could result in lost sales, business delays, negative publicity and could have a material effect on our business.

Risks Relating to our Mining Operations

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

Financial Risks

Any downgrade in the Company’s credit ratings could adversely affect the availability of new financing and increase its cost of capital.

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. In December 2011, Moody’s assigned the investment grade rating “Baa3” for all of Gerdau’s ratings. With the deterioration of the Brazilian economy, S&P, Fitch and Moody’s downgraded Brazil’s sovereign rating. Despite the loss of Brazil’s investment grade rating in 2015, the Company maintained its investment grade rating by Fitch and Standard & Poor’s. However, the Company lost its investment grade rating by Moody’s.

The loss of any more of Gerdau’s investment grade ratings could increase its cost of capital, impair its ability to obtain capital and adversely affect its financial condition and results of operations.

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

In September 2015, the Company concluded the process of eliminating financial covenants in all of its contracts. Since October 2015, only financial transactions with BNDES include covenants relating to the Company’s indebtedness ratios, but with distinct characteristics in relation to those contained in the contracts with commercial banks (for more information, see Item 5.B.—Liquidity and Capital Resources — Indebtedness Ratios). In the event of a failure to satisfy the annual tests, the Company would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

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

The Brazilian real depreciated against the U.S. dollar by 47.0% in 2015, appreciated by 16.5% in 2016 and depreciated by 1.5% in 2017.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$13.3 billion at December 31, 2017, representing 81.0% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

We are subject to LIBOR-based risks.

On July 27, 2017, the head of the Financial Conduct Authority, or the FCA, announced the desire to phase out the use of LIBOR by the end of 2021. Because the statements made by the head of the FCA are recent in nature, there is no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our net investment income cannot yet be determined and, at this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may have a material adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes in judicial, administrative and regulatory litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in several tax, civil and labor disputes involving significant monetary claims.

The principal litigations are described more fully in “Legal Proceedings.” Among the material matters for which no reserve has been established are the following:

•      The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 443,137 thousands.

•      The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 309,581 thousands; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 438,843, (iii) social security contributions in the total of R$ 76,866 thousands and (iv) other taxes, which updated total amount is currently R$ 370,175 thousands.

•      Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$ 122,029 thousands, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, which was rejected by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil), on June 5, 2017, reason for which the Company submitted a voluntary appeal, on July 4, 2017, which is currently pending on  the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil).

•      The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,488,989 thousands. Said proceedings relate to profits generated abroad, of which (i) R$ 1,317,381 thousands correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 951,736 thousands relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (i.b) R$ 365,645 thousands relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and was subject to special appeal which was partially granted in CARF’s superior tribunal with the publication of the judgment on May 25, 2017, and is currently awaiting due diligence by the Internal Revenue Service, as determined by the CARF decision, and new appeals may be filed after the conclusion of such procedure; and (ii) R$ 171,608 thousands correspond to a proceeding involving the Company, whose voluntary appeal in CARF’s lower tribunal was dismissed, for which a special appeal was filed, and currently awaits judgment in CARF’s superior tribunal.

•      The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 6,217,810 thousands, of which (i) R$ 4,963,398 thousands correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Motion to Stay Execution by the subsidiary Gerdau Aços Longos S.A. were initiated, in their respective proceedings, which total the amount of R$ 3,195,379 thousands, and also by the Company, in its respective lawsuit, which amounts to R$ 364,370 thousands; (ii) R$ 600,101 thousands correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii) R$ 531,138 thousands correspond to two proceeding involving the subsidiary Gerdau Aços Longos S.A., whose voluntary appeal was dismissed in CARF’s lower tribunal and having been presented Request for Clarification against those decisions, which are pending of judgment; and (iv) R$ 123,172 thousands correspond to one proceeding involving the Company (as successor of Gerdau Aços Especiais S.A.), whose Request for Clarification, which was filed against a decision that dismissed its Voluntary Appeal, was rejected on December 7, 2017, then the Company became aware of that on December 12, 2017 and it is opposing the appropriate appeal.

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (the “Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which report to a Special Committee of the Board, to conduct an investigation to determine, among other things: (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (the “Internal Investigation”).

The Internal Investigation is ongoing, and as of the date of the approval of these interim financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or disclose any contingency.

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

Regulatory Risks

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

We have operations in Brazil and other countries in South America, North America and Asia. We face several risks and challenges inherent in conducting business internationally, where we are subject to a wide range of laws and regulations such as the Brazilian Anti-Corruption Law (Law 12.846/2013), Antitrust Law (Law 12.529/2011), the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery, anti-corruption and antitrust laws in other jurisdictions. In recent years there has been an increased focus on corruption in Brazil and also the investigation and enforcement activities of the United States under the FCPA and by other governments under similar laws and regulations. These laws generally prohibit corrupt payments to governmental officials and certain payments, gifts or remunerations to or from clients and suppliers.

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

In March 2015, it was reported in the press that the Brazilian Federal Police had started an operation called Zelotes (the “Operation”), to investigate whether a number of corporate taxpayers attempted to influence the decisions of the Administrative Board of Tax Appeals (CARF) through illegal means. On April 6, 2015, the Company received an inquiry from the CVM requesting clarifications regarding news reports linking the Company to the Operation. The Company clarified that, up to that moment, it had not been contacted by any public authority concerning the Operation.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage an external legal, which would report to a Special Committee of the Board, to conduct an investigation.

On February 25, 2016, the Federal Police came to Gerdau’s premises to execute court ordered searches and seizures, taking documents and data for examination. The Federal Police also interviewed certain individuals associated with Gerdau, including its Chief Executive Officer and another current Board member. On that same date, the Company filed a press release with SEC and CVM and informed Bovespa and the New York Stock Exchange (NYSE). The internal investigation is ongoing, and the Company is cooperating with the Federal Police. See Note 17 to the Consolidated Financial Statements (Tax, Civil and Labor Claims and Contingent Assets) for further information.

Although the Company does not presently believe that these matters will have a material adverse effect on its business, given the inherent uncertainties in such situations, the Company can provide no assurance that these matters will not be material to its business in the future.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment, and our activities extend over multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, accounting or governance standards. We may be subject to breaches of our Code of Ethics and Conduct, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

Risks Relating to Brazil

Any further downgrading of Brazil’s credit rating could adversely affect the price of our shares.

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S.-based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus, citing that as doubts grew about the result of a presidential election in October and a push to trim its costly pension system, seen as vital to closing a huge fiscal deficit. In February 2018, Fitch downgraded Brazil’s sovereign debt credit rating from BB to BB-minus saying the country’s failure to put a social security overhaul to a vote undermines public finances.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, adversely affect the price of our shares.

Brazil continues to experience political instability, which may adversely affect the Company.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced heightened economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, which have negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil.

As a result of these investigations, a number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil, have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations.

Amidst this background of political and economic uncertainty, President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. President Temer’s term of office is set to end in December 2018.

The potential outcome of Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. The Company has no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future or will adversely affect the Company.

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

The market for securities issued by Brazilian companies is influenced, in some degree, by economic and market conditions in the United States and emerging market countries, especially other Latin American countries. The reaction of investors to economic developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant reductions of the investments from investment funds and declines in the amount of foreign currency invested in Brazil.

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

Risks Related to our Corporate Structure

The interests of the controlling shareholder may conflict with the interests of the non-controlling shareholders.

Subject to the provisions of the Company’s bylaws, the controlling shareholder has powers to:

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

As a foreign issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the United States Securities Exchange Act of 1934, as amended (the Exchange Act), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Luxembourg law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

As a foreign issuer, we are permitted to, and we do, rely on exemptions from certain NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. This may afford less protection to our shareholders.

The NYSE’s rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign issuer and a controlled Company, we are permitted to, and we will, follow home country practice in lieu of the above requirements. Brazilian law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating a corporate governance committee, and our board include fewer, independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign issuer exemptions to the NYSE rules, a majority of our board of directors is not required to consist of independent directors, our compensation committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating and corporate governance committee. Therefore, our board’s approach may be different from that of a board with a majority of independent directors, and, as a result, the management team’s oversight of the Company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.

Risks Relating to Our Preferred Shares and ADSs

If we do not maintain a registration statement and no exemption from the Securities Act registration is available, U.S. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to U.S. holders of ADSs residing in the U.S. pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our preferred shares, and we cannot assure you that we will file or maintain any such registration statement. If such a registration statement is not filed and maintained and an exemption from registration does not exist, our depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. Even if a registration statement is effective, we may decide and are allowed to not extend any preemptive or subscription rights to U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of our preferred shares and ADSs.

Judgments of Brazilian courts with respect to our preferred shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the preferred shares, we will not be required to discharge its obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under the preferred shares or the ADSs.

If an ADS holder surrenders its ADSs and withdraws preferred shares, it risks losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

An ADS holder benefits from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If an ADS holder surrenders its ADSs and withdraws preferred shares, it will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares unless it obtain its own electronic certificate of foreign capital registration or qualifies under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, such former holder of ADSs would not be able to remit abroad non-Brazilian currency. In addition, if an ADS holder does not qualify under the foreign investment regulations, it will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If an ADS holder attempts to obtain its own electronic certificate of foreign capital registration, it may incur expenses or suffer delays in the application process, which could delay its ability to receive dividends or distributions relating to our preferred shares or the return of its capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

ITEM 4.                COMPANY INFORMATION

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. das Nações Unidas, 8501 - 8º andar, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300.

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

In 1967, the Company expanded into the Brazilian state of São Paulo, purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires, which was later renamed Comercial Gerdau and ultimately became the Company’s Brazilian distribution channel for steel products. In June 1969, the Company expanded into the Northeast of Brazil, producing long steel at Siderúrgica Açonorte in the state of Pernambuco. In December 1971, the Company acquired control of Siderúrgica Guaíra, a long steel producer in the state of Paraná in Brazil’s South Region. The Company also established a new company, Seiva S.A. Florestas e Indústrias, to produce lumber on a sustainable basis for the furniture, pulp and steel industries. In 1979, the Company acquired control of the Cosigua mill in Rio de Janeiro, which currently operates the largest mini-mill in Latin America. Since then, the Company has expanded throughout Brazil with a series of acquisitions and new operations, and today owns 12 steel units in Brazil.

In 1980, the Company began to expand internationally with the acquisition of Gerdau Laisa S.A., the only long steel producer in Uruguay. In 1989, the Company acquired the Canadian company Gerdau Ameristeel Cambridge, a producer of common long rolled steel products located in Cambridge, Ontario. In 1992, the Company acquired control of Gerdau AZA S.A., a producer of crude steel  and long rolled products in Chile. Over time, the Company increased its international presence by acquiring a non-controlling interest in a rolling mill in Argentina, a controlling interest in Diaco S.A. in Colombia, and, most notably, additional interests in North America through the acquisition of Gerdau Ameristeel MRM Special Sections, a producer of special sections, and the former Ameristeel Corp., a producer of common long rolled products. In 2002, through a series of transactions, the Company merged its North American steel production assets with those of the Canadian company Co-Steel, a producer of long steel, to create Gerdau Ameristeel, which is currently the second largest long steel producer in North America based on steel production volume.

In December 2003, Gerdau Açominas S.A., signed a purchase agreement with the Votorantim Group. Under this contract, Gerdau Açominas S.A. has agreed to purchase the real estate and mining rights of Companhia Paraibuna de Metais, a company controlled by Votorantim Group, whose mines were located at Miguel Burnier, Várzea do Lopes and Gongo Soco in the state of Minas Gerais. The assets involved in this transaction include extraction concessions. The price agreed upon for the purchase of the real estate and mineral rights described above was US$ 30 million (R$88.1 million on the date of the acquisition). In 2012, Gerdau guaranteed its iron ore self-sufficiency for the integrated mill (Ouro Branco).

In September 2005, Gerdau acquired 36% of the stock issued by Sipar Aceros S.A., a long steel rolling mill, located in the Province of Santa Fé, Argentina. This interest, added to the 38% already owned by Gerdau represents 74% of the capital stock of Sipar Aceros S.A. In the same month, Gerdau concluded the acquisition of a 57% interest in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, Gerdau acquired an additional interest of 40% for US$107.2 million (R$188.7 million on the acquisition date), increasing its interest to 99% of the capital stock, a figure that also takes into consideration the dilution of non-controlling interests, which explains the higher Gerdau share compared with the share in the two major acquisitions made. In June 2017, Gerdau concluded the operation to form a joint venture, based on the sale of its 50% interest in Gerdau Diaco, in Colombia, with Putney Capital Management. The transaction attributes an economic value to the joint venture of US$165 million (R$546 million on the transaction date).

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for US$ 219.2 million (R$ 493.2 million on the acquisition date). In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for US$ 288.0 million (R$ 674.0 million on the acquisition date) a 20% interest in Corporación Sidenor S.A. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In January 2013, as a result of the settlement of a put option held by the Santander Group, the Company acquired the remaining 40% of Corporación Sidenor S.A., for R$ 599.2 million. In May 2016, the Company closed the sale of Gerdau Holdings Europa S.A. in Spain (the subsidiary which held Corporación Sidenor S.A.). The transaction value was € 155 million (equivalent to R$ 621 million on the completion of the sale), with the possibility of receiving up to an additional  € 45 million (equivalent to R$ 180 million) within five years, depending on future business performance.

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

In May 2007, Gerdau acquired an interest of 30% in Multisteel Business Holdings Corp., a holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic, that produces rolled products. This partnership allowed Gerdau to access the Caribbean market. The total cost of the acquisition was US$ 42.9 million (R$ 82.0 million on the acquisition date). In July 2007, Gerdau acquired an additional interest of 19% in Multisteel Business Holdings Corp., bringing its total interest in the Company to 49%. The total cost of this second acquisition was US$ 72.0 million (R$ 135.2 million on the acquisition date). In October 2014, Gerdau and Complejo Metalúrgico Dominicano S.A. confirmed the merger of operations of its companies Industrias Nacionales and METALDOM, becoming denominated Gerdau Metaldom. This merger is aimed at more efficiency and competitiveness in the Caribbean and Central America region and assures the supply of steel products for construction sector in the Dominican Republic.

In June 2007, Gerdau acquired 100% of the capital stock of Siderúrgica Zuliana C.A., a Venezuelan company operating a steel mill in the city of Ojeda, Venezuela. The total cost of the acquisition was US$ 92.5 million (R$ 176.2 million on the acquisition date).

In the same month, Gerdau and the Kalyani Group from India initiated an agreement to establish a joint ventures for an investment in Tadipatri, India. The joint venture included an interest of 45% in Kalyani Gerdau Steel Ltd. The agreement provides for shared control of the joint venture, and the purchase price was US$ 73.0 million (R$ 127.3 million on the acquisition date). In May 2008, Gerdau announced the conclusion of this acquisition. In July 2012, the Company obtained control of Kalyani Gerdau Steel Ltds (KGS), which the Company had an interest of 91.28% as of the control acquisition date. In 2012, until the date Gerdau acquired control over KGS, Gerdau made capital increases in KGS, which resulted in an increase of its shareholder interest, going from 80.57% in December 31, 2011 to 91.28%.

In September 2007, Gerdau concluded the acquisition of Chaparral Steel Company, increasing Gerdau’s portfolio of products and including a comprehensive line of structural steel products. The total cost of the acquisition was US$ 4.2 billion (R$ 7.8 billion on the acquisition date), plus the assumption of certain liabilities.

In October 2007, Gerdau executed a letter of intent for the acquisition of a 49% interest in the capital stock of the holding company Corsa Controladora, S.A. de C.V., headquartered in Mexico City, Mexico. The holding company owns 100% of the capital stock of Aceros Corsa, S.A. de C.V. and its distributors. The acquisition price was US$ 110.7 million (R$ 186.3 million on the acquisition date). In February 2008, the Company announced the conclusion of this acquisition.

In November 2007, Gerdau entered into a binding agreement for the acquisition of the steel company MacSteel from Quanex Corporation. MacSteel operates three mini-mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan, Ohio, Indiana and Wisconsin. The purchase price for this acquisition was US$1.5 billion (R$2.4 billion on the acquisition date) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April 2008.

In June 2008, the parent company Metalúrgica Gerdau S.A. acquired a 29% stake of voting and total capital in Aços Villares S.A. from BNDESPAR for R$ 1.3 billion. As a payment, Metalúrgica Gerdau S.A. issued debentures to be exchanged for Gerdau S.A.’s common shares. In December 2009 the Company’s stake in Aços Villares S.A. owned through its subsidiary Corporación

Sidenor S.A. was transferred to direct control of Gerdau S.A., for US$ 218 million (R$ 384 million on the acquisition date), which then owned a total 59% stake in Aços Villares S.A. On December 30, 2010, Gerdau S.A. and Aços Villares S.A. shareholders approved the merger into Gerdau S.A. of Aços Villares S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of twenty-four shares held. The new shares were credited on February 10, 2011. As a result of the transaction, Aços Villares S.A. was delisted from the Brazilian stock exchange.

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

On December 29, 2017, the Company entered into a definitive agreement to sell some of its rebar-producing mills, as well as fabricated rebar units and distribution centers in the United States, to Commercial Metals, for US$600 million (R$2.0 billion on the sale date). The agreement includes mills in Jacksonville (Florida), Knoxville (Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey). The transaction is subject to authorization from regulatory agencies and typical settlement conditions.

In February 2018, the Company sold its two hydroelectric power plants based in Goias state, in Brazil, for R$835 million, to Kinross Brasil Mineração, a wholly-owned subsidiary of the Canadian mining company Kinross Gold Corporation. The hydroelectric power plants Caçu and Barra dos Coqueiros, which commenced operations in 2010, have a total capacity of 155 MW. The transaction is subject to regulatory clearances and customary closing conditions.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2016 (the most recent year for which information is available), 25.7% of the total crude steel production in the world was through mini-mill process and the remaining 74.3% was through the integrated process.

Crude Steel Production by Process in 2016*

	Crude Steel Production (in million	Production by Process (%)
Blast Furnace	tonnes)	Mini-mill	Integrated
World	1,627	25.7	74.3
China	808	6.4	93.6
Japan	105	22.2	77.8
India	96	57.3	42.7
U.S.A.	78	67.0	33.0
Russia	71	30.8	69.2
S. Korea	69	30.7	69.3
Germany	42	29.9	70.1
Turkey	33	65.9	34.1
Brazil	31	21.1	78.9

Source: World Steel/World Steel In Figures

*Most recent year for which information available

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,348.1 million tonnes in 2007 to 1,674.7 million tonnes in 2017, for an average annual increase of 2.9%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 2.8% from 1,628.5 million tonnes in 2016 to 1,674.7 million tonnes in 2017.

Crude Steel Production (in million tonnes)

Source: World Steel/Monthly Statistics

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2016, China’s crude steel production was 831.7 million tonnes, an increase of 2.9% compared to 2016. In 2017, China’s share of world steel production was 49.7% of world total crude steel.

Crude Steel Production by Country in 2017 (million tonnes)

Source: World Steel/Monthly Statistics

Asia produced 1,151.8 million tonnes of crude steel in 2017, an increase of 5.7% compared to 2016, and its share of world steel production amounted to 69.0%. The EU-28 produced 168.7 million tonnes of crude steel in 2017, a increase of 4.1% compared to 2016, representing 10% of the global total. In 2017, crude steel production in North America increased 4.9% when compared to 2016, a total of 116.0 million tonnes. The CIS (Commonwealth of Independent States) showed a stable crude steel production with a total of 102.0 million tonnes in 2017.

The Brazilian Steel Industry

In 2017, Brazil was the world’s 9th largest producer of crude steel, with a production of 34.4 million tonnes, a 2.1% share of the world market and 78.7% of the total steel production in South America during the year.

Total sales of Brazilian steel products were 34.4 million tonnes in 2017, 31.3 million tonnes in 2016 and 33.3 million tonnes in 2015, exceeding domestic demand of 19.2 million tonnes in 2017, 18.4 million tonnes in 2016 and 21.3 million tonnes in 2015. In 2017, total steel sales in the domestic market increased 2.3% from 2016, going from 16.5 million tonnes to 16.9 million tonnes.

In 2017, the total of Brazilian steel products sales was 31.6 million tonnes. The breakdown of total sales was 69.1% or 21.8 million tonnes of flat steel products, formed by domestic sales of 10.1 million tonnes and exports of 11.7 million tonnes. The remaining 30.9% or 9.7 million tonnes represented sales of long steel products, which consisted of domestic sales of 6.8 million tonnes and exports of 2.9 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2017, the Brazilian GDP increased by 1.0% and steel consumption increased by 4.3%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2017, Brazilian steel exports totaled 14.6 million tonnes, representing 46.4% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 9.5 million tonnes in 2017, 8.4 million tonnes in 2016 and 8.7 million tonnes in 2015, representing 64.9%, 64.3% and 63.5% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2015, imports were 3.2 million tonnes, decreased to 1.9 million tonnes in 2016 and increased to 2.3 million tonnes in 2017. In 2017, imports represented 12.0% of apparent domestic consumption, an increase compared to 2016, which was mainly due to higher prices in the domestic market compared to the international market.

Raw materials — One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore from small miners in Brazil is very competitive if compared to the cost of iron ore in China, for example.

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

Crude Steel Production by North American Countries (million tonnes)

Source: World Steel/Monthly Statistics

Beginning in mid-2000 and continuing through 2002, the North American steel industry experienced a severe downward cycle due to excess global production capacity, high import levels at low prices, including prices that were below the combined costs of production and shipping, and weak general economic conditions.  These forces resulted in lower domestic steel prices and significant domestic capacity closures.  Prices for many steel products reached 10-year lows in late 2001.  As a result of these conditions, over 20 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 2000.

In response to these conditions, in March 2002, Former President George W. Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974.  These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation.  On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures.  On December 4, 2003, Former President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them.  International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.  More recently, in a White House signing ceremony on March 8, 2018,  President Donald Trump announced he was imposing import tariffs of 25% on steel and 10% on aluminum. After invoking a rarely-used Cold War-era law last year, Commerce Secretary Wilbur Ross concluded imports were a threat, and he recommended the imposition of  these  new restrictions covering an estimated $46.1 billion of imports, or about 2% of total U.S. goods imports in 2017.

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

The steel industry demonstrated strong performance through the middle of 2006, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis.  The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the non-residential and automotive sector. The Company believes that this trend should continue throughout 2018.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Chile, Colombia, the United States, India, Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

Gerdau is the leading manufacturer of long steel in North and South America.  Gerdau believes it is one of the major global suppliers of special steel for the automotive industry.  In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding Gerdau’s product mix and the competitiveness of its operations. In addition, Gerdau believes it is one of Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates.  Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 18th largest steel producer based on its consolidated crude steel production in 2016, the most recent year for which information is available.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais.  Gerdau currently has a total of 41 steel producing facilities globally.

As of December 31, 2017, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associate companies, was approximately 26.1 million tonnes of crude steel and 21.1 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 50.3 billion, shareholders’ equity (including non-controlling interests) of R$ 23.9 billion, consolidated net sales of R$ 36.9 billion and a total consolidated net loss (including non-controlling interests) of R$338.7 million for the period ended on December 31, 2017.

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

A significant portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America and Asia. Gerdau currently operates 16 steel production units in the United States, Canada and Mexico, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rebars, wire rods, commercial bars and beams.

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

Through its subsidiaries and affiliates, Gerdau also engages in other activities related to the production and sale of steel products, including the following:  reforestation; electric power generation projects; iron ore and pig iron production; as well as fab shops and downstream operations.

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

The Company manages its Business Divisions as follows:

•                  Brazil BD (Brazil Business Division) - includes operations in Brazil (excluding Special Steel) and iron ore operation in Brazil;

•                  North America BD (North America Business Division) - includes all operations in North America (Canada, United States and Mexico), except special steels, in addition to associate and joint ventures, both of which are located in Mexico;

•                  South America BD (South America Business Division) - includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition to the joint venture in the Dominican Republic and Colômbia; and

•                  Special Steel BD (Special Steel Business Division) - includes the special steel operations in Brazil, the United States and India.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Division for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Operations (1)	Year ended December 31,
(1,000 tonnes)	2017	2016	2015
TOTAL	14,938	15,558	16,970
Brazil	5,608	6,067	6,457
North America	6,313	5,965	6,232
South America	1,723	2,088	2,222
Special Steel	1,977	2,102	2,621
Eliminations and Adjustments	(683)	(665)	(562)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Divisions (1)	Year ended December 31,
(R$ million)	2017	2016	2015
TOTAL	36,918	37,652	43,581
Brazil	12,563	11,635	12,977
North America	15,433	15,431	17,312
South America	4,026	4,776	5,477
Special Steel	6,229	6,885	8,882
Eliminations and Adjustments	(1,333)	(1,075)	(1,067)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A. Consolidated	Year ended December 31,
annual production (million tonnes)	2017	2016	2015
Crude Steel Production	16,120	15,677	16,862
Rolled Steel Production	14,047	13,616	14,604
Iron Ore Production	7,265	8,647	7,419

Brazil Business Division

Steel information

The Brazil Business Division minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision.  Sales trends in both the domestic and export markets are forecasted monthly. The Brazil Business Division uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand.  Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil Business Division, sales volume in 2017 fell by 7.6% compared to 2016, mainly influenced by the 15.6% reduction in exports due to the low profitability caused by higher costs. In the domestic market, the reduction of 2.5% was caused by the slowdown in the construction industry.

In 2017, around 15% of the production sold in Brazil was distributed through Gerdau’s distribution channel, with stores throughout Brazil and downstream facilities serving a significant number of customers. Another important distribution channel is the independent distributors’ network, formed by points of sales to which Gerdau sells its products, giving it comprehensive national coverage.  Sales through its distribution network and to final industrial and construction consumers are made by Gerdau employees and authorized sales representatives working on commission. This Business Division has annual crude steel installed capacity of 9.2 million tonnes and 7.1 million tonnes of finished steel products.

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

North America Business Division

The North America Business Division has an annual production capacity of 11.5 million tonnes of crude steel and 8.6 million tonnes of finished steel products. It has a vertically integrated network of 16 steel units for the operation of steel units , scrap recycling facilities, downstream operations and rebar fabrication shops. The North America ‘Business Division’s products are generally sold to steel service centers and steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication.  Most of the raw material feed inventory for the mini-mill operations is recycled steel scrap.

The mills of this business division manufacture and commercialize a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. Some of these products are used by the downstream units to make products with a higher added value, which consists of the fabrication of rebar, railroad spikes, super light beam processing, elevator guide rails, grinding balls, wire mesh and wire drawing.

The downstream strategy is to have production facilities located in close proximity to customers’ job sites so that quick delivery can be provided to meet their reinforcing steel needs and construction schedules.

In general, sales of finished products to U.S. and Canadian customers are centrally managed by the Tampa sales office.  There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Texas for managing sales of structural and merchant bar products. Metallurgical service representatives at the mills provide technical support to the sales group.  Sales of the super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at Gerdau’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

In the North America Business Division, 2017 shipments were on the level of 6.5 million tonnes.  The increased share of imported products have continued to impact the North American market.

The North America Business Division accounted for 40.4% of overall Gerdau sales volumes. Gerdau’s Canadian operations sell a significant portion of their production in the United States.

South America Business Division

The South America Business Division comprises of five steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 2.2 million tonnes of crude steel and 1.6 million tonnes of finished steel products. The South American operation accounted for 11.5% of overall Gerdau sales volumes, representing 1.7 million tonnes in 2017, a reduction of 17.5% when compared to 2016. The countries in the South America Business Division are Argentina, Chile, Peru, Venezuela and Uruguay. Gerdau also operates in the markets of Colombia and Dominican Republic through joint ventures.

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

The Special Steel Business Division registered a decrease of 5.9% when compared to 2016, due to the divestment of the units in Spain in 2016. Excluding this factor, shipments increased at the other operations.

In Brazil, Gerdau special steel operations are located in Rio Grande do Sul (Charqueadas) and in São Paulo (Pindamonhangaba and Mogi das Cruzes). The special steel units in Brazil have a combined annual capacity of 1.4 million tonnes of crude steel and 1.9 million tonnes of rolled products. The operation in Brazil has more than 300 customers located mainly in Brazil, although its products are also exported to South America, North America and Europe.

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

Exports

In 2017, the international market had two distinct moments, with the first half of the year still affected by the oversupply of steel and low prices at the close of 2016, and the second half impacted by the strong contraction of China’s presence in the international market and the consequent increase in prices.

The difference between the scenarios in the first and second halves of the year is clearly seen when we calculate the volumes exported by China during the year. Chinese exports of finished goods in 2017 decreased 30.5% to 75 million tonnes, based on information from specialized publications. In 2016, exports of finished products amounted to 109 million tonnes. Comparing the month of December of each year, in 2017, Chinese exports amounted to 5.7 million tonnes, compared to 7.8 million tonnes in 2016.

In addition to the contraction in China’s presence in the international market, 2017 was marked by higher production costs, which in turn supported higher prices. The global shortage in electrodes and in the raw material used to make them, needle coke, interruptions in the supply of metallurgical coal and iron ore in Australia due to adverse weather conditions, reductions in obsolete production capacity in China (induction furnaces) and the recent focus on electric furnaces (pressuring scrap prices) were the main factors explaining the increase in costs. Despite the significant increase in costs, the new price levels reached as from the second half ensured historically high spreads and consequently good profitability for mills around the world, especially in China.

In 2017, Gerdau’s Brazilian exports continued to focus on South America, which accounted for 42% of exports, leveraged by supply from the group’s companies. The share of exports destined for Africa and the Middle East increased significantly due to the growth in billet exports to these region.

The following table presents Gerdau’s exports by destination for selected periods:

Consolidated Exports of Gerdau Steel in	Fiscal Year ended December 31st,
Brazil, by Destination (%)	2017	2016	2015
Total including shipments to subsidiaries (1,000 tonnes)	1.991	2.360	2.173
Africa	6%	3%	14%
Central America	21%	27%	11%
North America	11%	22%	22%
South America	42%	31%	26%
Asia	6%	5%	6%
Europe	11%	12%	15%
Middle East	2%	1%	7%

Gerdau continues to consolidate its client base around the world, which is essential for expanding its exports portfolio and overcoming the challenges in 2018.

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

The following table presents the main products and the contributions to net revenue and net income by Business Division for the periods shown:

	Brazil(1)			North America			South America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil, heavy plate and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.				—
Year	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Net Sales (R$ million)	12,562.7	11,634.9	12,977.3	15,433.4	15,430.8	17,312.2	4,025.7	4,775.6	5,477.2	6,228.5	6,884.7	8,882.1	(1,332.8)	(1,074.3)	(1,067.6)
% of Consolidated Net Sales	34.0%	30.9%	29.8%	41.8%	41.0%	39.7%	10.9%	12.7%	12.6%	16.9%	18.3%	20.4%	-3.6%	-2.9%	-2.4%
Net (Loss) Income (R$ million)	302.3	(36.7)	(671.7)	(956.3)	(2,591.9)	(1,468.1)	154.4	134.2	(154.2)	475.4	162.5	(2,297.3)	(314.5)	(554.1)	(4.7)
% of Consolidated Net (Loss) Income	-89.3%	1.3%	14.6%	282.4%	89.8%	31.9%	-45.6%	-4.7%	3.4%	-140.4%	-5.6%	50.0%	92.9%	19.2%	0.1%

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Non-Integrated Process (Mini-Mills)

The Company operates 39 mini-mills worldwide. Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel product at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

The pig iron produced by the blast furnace is transported by rail to the desulphurization unit to reduce the sulfur content in the steel. After the desulphurization process, the low-sulfur pig-iron is transformed into steel through LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron and scrap to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, which is fully supplied by the chemical reactions that occur between the oxygen and the molten pig iron impurities. The LD steelmaking process is presently the most widely used in the world. Some mills further refine the LD converters’ output with ladle furnaces and degassing processes.

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

Gerdau uses a variety of ports to deliver products from the entire Brazilian coastline. The majority of exports are shipped from the Praia Mole Private Steel Terminal in Vitoria, Espírito Santo.

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2017, ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

In the domestic market, Gerdau is almost an exclusive supplier of blooms and billets to well-defined and loyal customers that have been purchasing from it regularly for over 15 years. Intense competition exists between the Company and ArcelorMittal in the slab and wire rod markets. With respect to the rebar market, competition in the Brazilian domestic market has increased in recent years due to two new entrants (Simec and Silat) and Companhia Siderurgica Nacional (CSN), which started rebar production.

Competitive Position — Outside Brazil

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes to be the second largest mini-mill steel producer in North America, with annual nominal capacity of 9.3 million tonnes of crude steel and 6.9 million tonnes of rolled products.

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

Currently, the Company believes the special steel operations in United States are approximately 19.5% of the special steel market; in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 60.4%; and, in India the production and commercialization of rolled products began in 2013, and continue to ramp up, providing gradual access in the Indian market.

Business Cyclicality and Seasonality

The steel industry is highly cyclical. Consequently, the Company is exposed to fluctuations in the demand for steel goods that in turn cause fluctuations in the prices of these goods. Furthermore, since the production capacity of Brazil’s steel industry exceeds its demand, it is dependent on export markets. The demand for steel goods and consequently the financial conditions and results of operations of steel producers, including the Company, are generally affected by fluctuations in the world economy and in particular the performance of the manufacturing, construction and automotive industries. Since 2003, the good performance of the world economy, especially in developing economies, such as China, has led to strong demand for steel goods, which contributed to historically high prices for Gerdau’s steel goods. However, with the financial crisis that emerged in mid-2008, these prices have become unsupportable, especially given the expansion in world installed production capacity and the recent softening of demand. In the second quarter of 2008 and especially in early 2009, the United States and other European economies showed strong signs of a slowdown, which in turn affected many other countries. Over the past few years, developing economies have shown signs of a gradual recovery, while developed economies still present a challenging demand scenario. The Company believes that, in 2018, the steel industry will remain challenging and continue to present volatility, but the projection is that steel consumption will grow 1.6% compared to 2017.

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

Gerdau’s operations are spread across various geographic regions, which provides a risk diversification of any electricity or natural gas supply problems in Brazil.

The distribution of electric power and natural gas is a regulated monopoly in most countries, which leads the distributor to be the only supplier in each geographic region. In some countries, regulations allow for a choice of electrical power or natural gas commodity supplier, allowing Gerdau to diversify its supply agreement portfolio.

Production Inputs

Price volatility

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

Brazil and Special Steel Business Division — The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, United States, Canada, Russia, Australia, Peru, among other origins with lower expression in volumes, as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 76% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

North America Business Division — The main input used by the Company’s mills in North America is ferrous scrap, and has consistently obtained adequate supplies of raw materials, not depending on a smaller number of suppliers. Due to the fact that the United States are one of the largest scrap exporters in the world, the prices of this raw-material, in this country, may fluctuate according to supply and demand in the world’s scrap market.

South America Business Division — The main input used by the Company’s mills in South America is ferrous scrap. This operation is exposed to market fluctuations, varying its prices according to each local market.

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

In 2017, Gerdau consumed more than 12 million tonnes of scrap, which accounted for significant gains from increasingly competitive operating costs.

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

Brazil and Special Steel Business Divisions — The price of steel scrap in Brazil varies by region and reflects local supply, demand and transportation costs. The Southeast is the country’s most industrialized region and generates the highest volume of scrap. Due to the high concentration of players in this region, competition is more intense. Gerdau has six scrap shredders, including a mega-shredder at the Cosigua mill in Rio de Janeiro, with capacity to process scrap in volumes superior to 200 carcasses of vehicles per hour.

North America Business Division — Ferrous scrap is the primary raw material. The availability of the scrap varies in accordance with the level of economic activity, the season of the year and export levels, leading to price fluctuations. Some mills in the North America Business Division have on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements. Given that not all of the scrap it consumes is sourced from its own scrap yards, it purchases residual requirements in the market either directly or through dealers that source and prepare scrap.

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

South America Business Division — The price of scrap in South America varies widely from country to country in accordance with supply, demand and transportation cost.

Pig Iron and Sponge Iron

Brazil Business Division — Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by a number of small producers. Pig iron is a drop-in substitute for scrap and in Brazil it is an important component of the metal mix used to make steel in the mills. The price of pig iron follows domestic and international demand, and its cost production is basically composed by reducers and minerals.

North America Business Division — Scrap availability imprints a unique characteristic on the use of pig iron and sponge iron, which are used in limited amounts only to produce steels with particular characteristics.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 6.8 million tonnes in 2017, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

The Ouro Branco mill’s significant raw materials and inputs also include solid fuels, comprising the metallurgical coal, used in the production of coke and also for the blast furnace pulverized injecting, this last one providing increase in productivity and consequently reduction in the final cost of pig iron. Besides the metallurgical coal, the Company also uses the anthracite, solid fuel used in the production of sinter. The gas resulting from the production of coke and pig iron are reused for generation of thermal energy that can be converted in electric energy for the mill.

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

The Company, in 2017, held the following power generation concessions in Brazil:

•                  Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.8%), COPEL Participações S.A (23.0%), Celesc (23.0%), and Statkraft (2.1%).

•                  Caçu and Barra dos Coqueiros hydroelectric power plants, located in the state of Goiás (Brazil), with total installed capacity of 155MW and started its operations in 2010, with all power made available to the units located in Brazil’s Southeast.

•                  Gerdau also holds the concession to implement São João — Cachoeirinha Hydroelectric Plant Complex located in Paraná state. The complex will have a total installed capacity of 105 MW. It is currently waiting for the granting of the environmental licenses.

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

In Uruguay, electricity is purchased under agreements that are renewed automatically on an annual basis from the state-owned utility UTE.  Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute). During 2017, the plant operated mostly on fuel oil, due to competitive reasons.

In Peru, the Company has a current electricity contract until December 2025. The plant receives CNG (Compressed Natural Gas) by trucks and then is decompressed and distributed through internal pipeline to production processes.

Argentina uses natural gas (liquefied petroleum gas) as a substitute. The natural gas purchase agreement was renewed for another year. In 2008, Gerdau Sipar entered into a long-term agreement to supply the new mill’s power requirements.

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

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified, and also possess certain product and laboratory certifications . In general, production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

Gerdau uses a Quality Management System, developed in-house, that applies tests for product design, manufacturing processes and final product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists conduct planned visits, some are randomly selected and some are scheduled visits, to its customers to check on the quality of the delivered products in order to guarantee the final user satisfaction for products purchased indirectly.

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

As is common with mini-mill steelmakers, Gerdau usually acquires technology in the market rather than develop new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business. See item “Information on the Extent of the Company’s Dependence” for further details.

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on an approximately 34 day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (ECC R/3) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

Gerdau North American credit terms to customers are generally based on customary market conditions and practices. The Company´s North American business is seasonal, with orders in the second and third quarters tending to be stronger than those in the first and fourth quarters, primarily due to weather-related slowdowns in the construction industry.

The Company´s Special Steel operations in the United States and Brazil have their own credit departments for custumer’ credit analyses.

The Company’s provision for doubtful accounts has been at low levels. On December 31, 2017, provision for doubtful accounts was 4.7% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 5.3% on December 31, 2016 and 4.0% on December 31, 2015. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers amounts up to approximately US$4.9 billion (R$16 billion as of April 30, 2017), including material damage to installations (US$4.5 billion) and losses of gross revenues (US$432 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2018. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Gerdau Aços Longos S.A. holds the concession for the Caçú and Barra dos Coqueiros hydroelectric plants, which have aggregate installed capacity of 155MW and are located in the southeastern region of the State of Goias between the cities of Caçu and Cachoeira Alta, as per concession contract number 089/2002.

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

Gerdau S.A. holds an interest of 51.82% in the company Dona Francisca Energética S.A. — DFESA, which, in consortium with Companhia Estadual de Energia Elétrica — CEEE, holds the concession for the Dona Francisca Hydroelectric Plant located between the cities of Agudo and Nova Palma in the State of Rio Grande do Sul, which has installed capacity of 125 MW, as per concession contract 188/1998.

Gerdau Açominas S.A. is authorized to operate the Açominas Thermo Electric Power Plant (103 MW) located in its industrial complex in the city of Ouro Branco, as authorized by Administrative Rule (Portaria) 275/MME of February 23, 1984 and subsequent resolutions.

Activities involving the generation of electric power are subject to the rules and regulations of the National Electric Power Agency (ANEEL) and to oversight by the agency.  Operating licenses, which are issued by the respective state environmental departments or agencies, are required to operate the hydroelectric plants, which must also comply with the obligations of the respective concession contracts. All projects in which the Company participates are working properly, with valid licenses and no objections to their operations.  The exception is Chopim, whose construction has yet to begin.

The commercial operation of ports is subject to authorization by the federal government, as regulated by Federal Law 12,815 of June 5, 2013. Gerdau has two private port terminals outside of Organized Port areas located in Vitória, ES and Salvador, BA, which are known, respectively, as the Praia Mole Private Port and Mixed Use Terminal and the Gerdau Maritime Terminal.  The former, with Adhesion Contract 112/2016, was signed on June 30, 2016, with duration of 25 years, with extended successively for equal periods, as provided for by law. There is no specific description of cargoes, with authorization for the handling and/or storage in the TERMINAL of own and third-party cargo destined or originating from water transportation. The latter, with Adhesion Contract 11/2017, was signed on December 7, 2017, with duration of 25 years, with extended successively for equal periods, as provided for by law,  authorized to move and store solid bulk and own and third general cargo.

This authorization is subject to oversight by the National Water Transportation Agency (ANTAQ) and, alternatively, by the Special Department of Ports (SEP).

Gerdau’s mining explorations in Brazil are subject to the prevailing rules established by the Brazilian Mining Code (Decreto-Lei nº 227, de 28 de fevereiro de 1967) and non codified mining legislation, with mining exploration substantiated by mining property rights and titles.

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

On December 26, 2017, Federal Law 13,575 was sanctioned, which created the National Mining Agency (ANM), eliminated the National Department of Mineral Production (DNPM), amended federal laws 11,046 of December 27, 2004, and 10,826 of December 22, 2003, and revoked Federal Law 8,876 of May 2, 1994, and the provisions of Decree-Law 227 of February 28, 1967 (Mining code). This law derives from Provisional Presidential Decree 791/2017 issued by the Ministry of Mines and Energy (MME) and submitted to the joint commission of the Senate in mid-2017 for approval. The wording of the Federal Law was published in the federal register Diário Oficial da União (DOU) on December 27, 2017, Issue: 247, Section 1, Pages 1 to 4.

The new law eliminates the National Department of Mineral Production (DNPM) and creates the National Mining Agency (ANM), a government agency linked to the Ministry of Mines and Energy responsible for promoting mineral exploration and developing the industry.

Gerdau holds environmental licenses for commercial operation of the mines located in the cities of Miguel Burnier, Várzea do Lopes and Gongo Soco in the Brazilian state of Minas Gerais.

The mineral rights held by Gerdau cover a total of 8,837.19 ha and the period of concessions is until the exhaustion of the deposits, on the condition that we perform legal requirements annually.  The table below shows the DNPM processes held by Gerdau:

Mining Rigth DNPM	City	Location	State
1.978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4.575/1935	OURO PRETO	MIGUEL BURNIER	MG
3.613/1948	OURO PRETO	MIGUEL BURNIER	MG
5.303/1948	OURO PRETO	MIGUEL BURNIER	MG
5.514/1956	OURO PRETO	MIGUEL BURNIER	MG
5.975/1956	OURO PRETO	MIGUEL BURNIER	MG
6.549/1950	OURO PRETO	MIGUEL BURNIER	MG
930.600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3.583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3.584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3.585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8.141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6.255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5.945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932.705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833.209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.044/2006	OURO BRANCO	DOM BOSCO	MG
830.158/2007	OURO PRETO	DOM BOSCO	MG
830.159/2007	OURO PRETO	DOM BOSCO	MG
830.160/2007	OURO PRETO	DOM BOSCO	MG
831.640/2003	OURO PRETO	DOM BOSCO	MG
830.475/2007	OURO PRETO	DOM BOSCO	MG
832.620/2006	OURO PRETO	MIGUEL BURNIER	MG
830.798/2013	OURO PRETO	MIGUEL BURNIER	MG
832.377/2014	OURO PRETO	MIGUEL BURNIER	MG
832.375/2014	OURO PRETO	MIGUEL BURNIER	MG
833.018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832.625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.                                    ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2017 is below:

Metalúrgica Gerdau S.A.
38.2%
Gerdau S.A.
90.0%
Empresa Siderúrgica del Peru S.A.A. Peru
99.1%
Gerdau Aços Longos S.A. Brazil
99.4%
Gerdau Açominas S.A. Brazil
98.9%
Gerdau Steel India LTD. India
77.6%
20.9%
Gerdau Internacional Empreendimentos Ltda.
45.0%
Gerdau Metaldom Corp. Rep. Dominicana
58.7%
Gerdau Summit Aços Fundidos e Forjados S.A. Brazil
49.9%
Diaco S.A. Colombia
100.0%
Gerdau Macsteel Inc. USA
100.0%
Gerdau Ameristeel Corp. USA
49.0%
Corsa Controladora S.A. de CV Mexico
100.0%
Gerdau Laisa S.A. Uruguay
100.0%
Siderúrgica Zuliana, C. A Venezuela
50.0%
Gerdau Corsa S.A.P.I. Mexico
100.0%
Siderúrgica Tultitlán, S.A. de CV Mexico
99.9%
Sipar Aceros S.A. Argentina
100.0%
Gerdau AZA S.A. Chile

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2017, 2016 and 2015:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2017	2016	2015

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.36	99.35	99.35
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.12	99.11	99.11
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	10.69	70.93	65.75
Gerdau Holdings Europa S.A. and subsidiaries	Spain	—	—	100.00
Gerdau América Latina Participações S.A.	Brazil	—	99.12	99.12
Gerdau Chile Inversiones Ltda. and subsidiaries (5)	Chile	99.00	99.00	99.99
Gerdau Aços Especiais S.A.	Brazil	—	99.55	99.56
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (6)	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (nota 3.4)	Colombia	—	99.68	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (7)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	—	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (8)	Argentina	99.98	99.96	99.96
Cleary Holdings Corp.	Colombia	—	—	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.90	98.90	98.90

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalurgica Gerdau S.A. in the investment fund is 51.11% in 2017, 91.58% in 2016 and 82.64% in 2015.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Gerdau Reinforcing Steel, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Aza Participaciones S.A., Gerdau Aza S.A., Armacero Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A..

(6) Subsidiaries: Gerdau Hungria y Cia SRC, Bogey Holding Company Spain S.L.

(7) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(8) Subsidiary: Siderco S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 45% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Corsa Controladora, S.A.P.I de C.V. in Mexico, in which Gerdau has a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82%; and the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau has a 58.73% stake; and the investment in Diaco S.A. in Colombia, which Gerdau has a 49.87% stake are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements).

The operating companies that are fully consolidated or accounted according to the equity method in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. — This company produces common long steel and has nine mills distributed throughout Brazil and an annual installed capacity of 4.7 million tonnes of crude steel. This company also sells general steel products and has steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. — Gerdau Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with an annual installed capacity of 4.5 million tonnes of crude steel, accounting for 48.8% of Gerdau’s crude steel output in the Brazil Business Division.

Gerdau Ameristeel Corporation — Gerdau Ameristeel has an annual capacity of 11.5 million tonnes of crude steel and 8.6 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America. Gerdau Ameristeel subsidiaries are: Gerdau Ameristeel US Inc., Gerdau Reinforcing Steel, Gerdau Ameristeel Sayreville Inc., TAMCO Steel and Chaparral Steel Company.

Gerdau MacSteel Inc. — This company is the largest special steel producer in U.S., has three units and a combined annual production capacity of 1.5 million tonnes of crude steel and 1.5 million tonnes of rolled products.

Gerdau Laisa S.A. — In 1980, the Company acquired the Laisa mini-mill in Uruguay. Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 90,000 tonnes of rolled products.

Gerdau Chile Inversiones Ltda. — The company has two units in Chile with a combined annual production capacity of 520,000 tonnes of crude steel and 530,000 tonnes of rolled steel.

Sipar Gerdau Inversiones S.A. — Sipar Gerdau Inversiones, through its operational subsidiary Sipar Aceros S.A., entered the Argentinean market in December 1997 and has annual installed capacity of 650,000 tonnes of crude steel and 263,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. — Acquired in 2006, this company is a long steel producer with annual installed capacity of 720,000 tonnes of crude steel and 573,000 tonnes of rolled steel.

Gerdau GTL México, S.A. de C.V. — The subsidiary of this company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 500,000 tonnes of crude steel and 400,000 tonnes of rolled products.

Sizuca - Siderúrgica Zuliana, C. A. — In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana, which is located in Ciudad Ojeda, Venezuela. Sizuca owns a mini-mill that produces concrete reinforcement bars. Sizuca has an annual installed capacity of 250,000 tonnes of crude steel and 170,000 tonnes of rolled products.

Corsa Controladora, S.A. de C.V. — In 2008, the Company acquired a 49% stake in Corsa Controladora, S.A. de C.V. (Mexico). Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Located in the metropolitan area of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars).

Multisteel Business Holdings — In 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the joint venture Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tons/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 45% interest on Gerdau Metaldom Corp. This transaction was recorded on fair value basis, which was substantially equivalent to the book value of the previous investment.

Gerdau Steel India Private Ltd. — This company owns a steel mill in Tadipatri, located in the southern part of Andhra Pradesh state in India. The crude steel capacity of this unit is 250,000 tonnes and 300,000 of rolled steel capacity.

Gerdau Summit Aços Fundidos e Forjados S.A. - Gerdau Summit Aços Fundidos e Forjados S.A. - On January 5, 2017, the Gerdau S.A. subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assests and liabilities, which were valued by specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. have accounting treatment of a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest.

Diaco S.A. - On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management. The new company’s assets are Gerdau’s long-steel industrial units in

Colombia, with an annual installed steel capacity of 674 thousand tons. Due to this transaction, Diaco started to have accounting treatment of joint venture in Consolidated Financial Statements with a 49.87% interest.

D.                                    PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2017:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,252	9,229	7,090
Açonorte	Brazil	PE	—	265	242	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	196	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	198	161	EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	932	1,414	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	570	460	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	540*	—	EAF mini-mill	Billet
Riograndense	Brazil	RS	—	450	495	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	495*	397*	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	950	600	EAF mini-mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500	3,126	Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICA OPERATION			—	11,510	8,626
Mexico	Mexico	—	—	500	400	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Beaumont	USA	TX	—	698	655	EAF mini-mill, rolling mill	Wire rod
Cambridge	Canada	ON	—	330*	278	EAF mini-mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	925	610	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	468	316	EAF mini-mill, rolling mill	Rebar, merchant bars

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
Jackson	USA	TN	—	764	496	EAF mini-mill, rolling mill	Rebar, merchant bars
Jacksonville	USA	FL	—	756	549	EAF mini-mill, rolling mill	Rebar, merchant bars
Knoxville	USA	TN	—	594	597	EAF mini-mill, rolling mill	Rebar
Manitoba - MRM	Canada	MB	—	394	271	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
Sayreville	USA	NJ	—	760	623	EAF mini-mill, rolling mill	Rebar
St. Paul	USA	MN	—	502	455	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	949	775	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	322	245	EAF mini-mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,753	1,411	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	965	476	EAF mini-mill, rolling mill	Merchant bars and beams
Rancho Cucamonga	USA	CA	—	830	469	EAF mini-mill, rolling mill	Rebar
SOUTH AMERICA OPERATION			400	2,240	1,626
Chile	Chile	—	—	520	530	EAF mini-mill, rolling mill	Rebar, merchant bars, wire rod, nails, wire and mesh.
Uruguay	Uruguay	—	—	100	90	EAF mini-mill, rolling mill	Rebar, merchant bars and mesh
Argentina	Argentina	—	—	650	263	EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400	720	573	Blast Furnace, EAF mini-mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—	250	170	EAF mini-mill, rolling mill	Rebar
SPECIAL STEEL OPERATION			275	3,125	3,733
Pindamonhangaba	Brazil	SP	—	620	1.188	EAF mini-mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	264	EAF mini-mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430	465	EAF mini-mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—	550	550	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	300	276	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
Monroe	USA	MI	—	600	690	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
India	India	AP	275	250	300	Integrated/blast furnace, converter and rolling mill	Pig iron, billets and rolled bars
GERDAU TOTAL			5,927	26,104	21,075

*Temporarily not in use.

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

Focused on ensuring its iron ore self-sufficiency within the state of Minas Gerais, and searching for the opportunity to add value to its business by the use of its own mineral resources, Gerdau conducted surveys to assess and implement expansions projects of its mining operations until 2014 in order to establish itself as a player in the global iron ore market. However, with the current price of iron ore in the international market, Gerdau decided to focus only on the production of iron ore to self-sufficiency.

Gerdau’s mining location

Current iron ore production units are primarily comprised of open pit mines, processing plants, waste piles, tailings dams, and logistics and operational support infrastructure.

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

The figure below displays the locations of current iron ore production units and main accesses:

Investment Programs

In fiscal year 2017, capital expenditures on fixed assets totaled R$873.3 million. Of this total, 40.0% was allocated to the operations in Brazil and the remaining 60.0% was allocated to the other operations among the countries in which Gerdau operates.

Brazil Business Division — a total of R$ 346.9 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity and maintenance of the units.

North America Business Division — this business division spent R$291.8 million in capital expenditures on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

South America Business Division — in 2017, the South American units spent R$123.6 million in capital expenditures on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which have a capacity of 650,000 tonnes of steel per year that started operation 2017.

Special Steel Business Division — the Special Steel units spent R$108.5 million in capital expenditures on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent on the maintenance of the production units.

The disbursements in fixed assets planned for 2018 are estimated at R$1.2 billion, and include productivity and maintenance investments.

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2017, Gerdau S.A. invested R$264.0 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

Environmental Regulations

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate. The amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$85,191 thousands as of December 31, 2017 (R$21,928 thousands recorded in Current Liabilities and R$63,263 thousands recorded in Non-Current Liabilities) R$83,806 thousands as of December 31, 2016 (R$17,737 thousands recorded in Current Liabilities and R$66,069 thousands recorded in Non-Current Liabilities), R$163,806 thousands as of December 31, 2015 (R$27,736 thousands recorded in Current Liabilities and R$136,070 thousands recorded in Non-Current Liabilities), R$116,421 thousands as of December 31,2014 (R$23,025 thousands recorded in Current Liabilities and R$93,396 thousands recorded in Non-Current Liabilities) and R$ 105,663 thousands as of December 31, 2013 (R$15,149 thousands recorded in Current Liabilities and R$90,514 thousands recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact. See also Note 20 — Environmental Liabilities.

As of December 31, 2017, the updated present value of the total remaining amount of Brazilian Environment Liabilities was estimated at R$53.2 million. Some of these areas have already been recovered and some areas are still being evaluated.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remedies are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2017 at approximately R$ 32 million, with these costs recorded as a liability in its financial statements.

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

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements as of December 31, 2017, 2016 and 2015, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.The following discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections and that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those described in the sections “Forward-Looking Statements” and “Risk Factors”.

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

•                  The Company’s level of exports; and

•                  The Company’s production costs.

Brazilian Economic Conditions

The Company’s results and financial position depend largely on the situation of the Brazilian economy, most notably economic growth and its impact on steel demand, financing costs, the availability of financing and the exchange rates between Brazilian and foreign currencies.

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

In 2015, Brazilian GDP decreased by 3.8% (US$1.8 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 10.7%. The average CDI rate in the year was 14.1%. The Brazilian real depreciated by 47.0% against the U.S. dollar, ending the year at R$3.90 to US$1.00.

In 2016, Brazilian GDP decreased by 3.6% (US$1.8 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 6.3%. The average CDI rate in the year was 13.6%. The Brazilian real appreciated by 17.0% against the U.S. dollar, ending the year at R$3.26 to $1.00.

In 2017, Brazilian GDP increased by 1.0% (US$ 2.0 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 3.0%. The average CDI rate in the year was 7.0%. The Brazilian real depreciated by 1.5% against the U.S. dollar, ending the year at R$3.31 to $1.00.

The recession appears to be nearing its end, but recovery is expected to be gradual. See the discussion below under “Trend Information”.

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

	2017		2016		2015
Actual GDP growth	1.0%		-3.6%		-3.8%
Inflation (IGP-M) (1)	-0.5%		7.2%		10.5%
Inflation (IPCA) (2)	3.0%		6.3%		10.7%
CDI rate (3)	7.0%		13.6%		14.1%
6-month LIBOR	1.8%		1.3%		0.9%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	0.5%		(16.5)%		47.0%
Foreign exchange rate at end of period — $1.00	R$	3.3080	R$	3.2591	R$	3.9048
Average foreign exchange rate — $1.00 (4)	R$	3.1928	R$	3.4833	R$	3.3399

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

In 2015, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.6% (US$18.0 trillion Nominal GDP). Inflation, as measured by the CPI, was 0.1%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.50%.

In 2016, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 1.6% (US$ 18.6 trillion Nominal GDP). Inflation, as measured by the CPI, was 1.3%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.75%.

In 2017, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.2% (US$ 19.4 trillion Nominal GDP). Inflation, as measured by the CPI, was 2.1%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 1.5%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2017	2016	2015
Actual Real GDP growth (1)	2.2%	1.6%	2.6%
Inflation (CPI) (2)	2.1%	1.3%	0.1%
Fed Funds (3)	1.5%	0.75%	0.50%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, effective salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation. In the last few months inflation fell sharply and Brazil Central Bank started a long and intense cycle of interest rate reduction, without jeopardizing the goal of attaining the target of 4.5% for IPCA in 2018.

A portion of Gerdau’s trade accounts receivable, trade accounts payable and debt is denominated in currencies other than the respective functional currencies of each subsidiary. The functional currency of the Brazilian operating subsidiaries is the Brazilian real. Brazilian subsidiaries have some of their assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders’ equity. Foreign exchange gains and losses on transactions, including the exchange gains and losses on some non-real denominated debt of the subsidiaries in Brazil are recognized in the statement of income. However, gains and losses from debts contracted for acquisition of overseas investments are designated as a hedge of net investment in foreign subsidiaries, and are also recorded directly in shareholders’ equity. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeding the amount of liabilities. The effect of the valuation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

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

According to World Steel Association, world crude steel production in 2017 was 1,675 million tonnes, 2.8% higher than in 2016. China’s crude steel production in 2017 reached 831.7 million tonnes, an increase of 2.9% over 2016. In 2017, China’s share of world steel production was 49.7% of total crude steel. According to worldsteel, world demand for finished steel products decreased by 3.0% in 2015, increased by 1.0% in 2016 and the forecast for 2017 is an increase of 2.9%. For 2018, the forecast calls for growth of 1.6%, since the current scenario is a stabilization of the Chinese economy and recoveries in developed economies continue to advance.

International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS (Commonwealth of Independent States) export billet at Black Sea/Baltic Sea was $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. In December 2017, the price has increased 29.6% when compared to December of 2016, going from $ 398 to $ 515, due to the increase of raw materials prices.

The average price per tonne of the CIS (Commonwealth of Independent States) export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Sources: Metal Bulletin and Steel Business Briefing

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2017, exports were 15.7% lower than 2016 from to 2,360 million tonnes in 2016 to 1,991 in 2017, which represented 35.5% of all shipments by the Company’s Brazilian units, in 2016 exports represented 38.9% of total shipments from Brazil operations. This decrease was due to the low profitability caused by higher costs. Export revenue totaled R$3,056 million in 2017 (R$3,066 million in 2016).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 46.5% of production costs in 2017, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 15.2%. Personnel totaled 18.4% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 8.8% of total production costs. The table below presents the production costs breakdown by business division (BD):

Production Costs Breakdown in 2017 (%)

% of costs	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	Consolidated		Brazil BD		North America BD		South America BD		Special Steel BD
Personnel	18.4	21.6	19.5	21.9	17.8	22.2	13.9	13.8	20.6	24.3
Maintenance	6.0	7.1	5.6	6.7	7.2	8.3	3.6	4.6	5.3	6.3
Depreciation	5.0	6	7.4	8.2	3.5	4.8	3.7	4	5.5	6.6
Metallic Inputs	46.5	41.3	29.6	26.9	55.1	46.9	61.9	59.8	45.6	39.3
Energy and Reducing Agents	15.2	14.3	29.5	27.1	7.2	7.5	11.0	11.2	13.1	12.4
Specific Materials	8.8	9.7	8.5	9.2	9.2	10.3	6.0	6.6	9.9	11.1

Significant events affecting financial performance during 2017

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.2 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.4 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Impairment of assets — The Company performed the impairment test for goodwill and other long-lived assets, in which impairment losses were recognized in the amount of R$ 1,114,807 thousand, of which R$ 265,369 thousand as a result of the impairment test of other long-lived assets (see note 28.1 of the Consolidated Financial Statements) and R$ 849,438 thousand as a result of the goodwill impairment test (see note 28.2 of the Consolidated Financial Statements).

Results of Operations

The following presentation of the Company’s operating results for the years ended December 31, 2017, 2016 and 2015 is based on the Company’s Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

Note that the Company sold its units in Spain on June 23, 2016 and in Colombia on June 30, 2017. Due to these divestments, figures for 2016 correspond to five months of operations in Spain, and figures for 2017 correspond to five months of operations in Colombia, thereby affecting comparisons.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

	2017		2016		2015		Variation	Variation
	R$	% net	R$	% net	R$	% net	2017/	2016/
	million	sales	million	sales	Million	sales	2016	2015
Net sales	36,918	100.0%	37,652	100.0%	43,581	100.0%	(1.9)%	(13.6)%
Cost of Sales	(33.313)	(90.2)%	(34,188)	(90.8)%	(39,290)	(90.2)%	(2.6)%	(13.0)%
Gross profit	3,605	9.8%	3,464	9.2%	4,291	9.8%	4.1%	(19.3)%
Operating expenses:
Selling expenses	(525)	(1.4)%	(711)	(1.9)%	(785)	(1.8)%	(26.1)%	(9.4)%
General and administrative expenses	(1,130)	(3.1)%	(1,528)	(4.1)%	(1,797)	(4.1)%	(26.1)%	(15.0)%
Other operating income	261	0.7%	242	0.6%	213	0.5%	7.7%	13.6%
Other operating expenses	(169)	(0.5)%	(114)	(0.3)%	(116)	(0.3)%	47.8%	(1.7)%
Impairment of assets	(1,115)	(3.0)%	(2,918)	(7.7)%	(4,996)	(11.5)%	(61.8)%	(41.6)%
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	(722)	(2.0)%	(58)	(0.2)%	—	—	1,139%	—
Reversal of contingent liabilities, net	930	2.5%	—	—	—	—	—	—
Equity in earnings of unconsolidated companies	(35)	0.1%	(13)	0.0%	(25)	(0.1)%	170.9%	(48.0)%
Net (loss) Income Before Financial Income (Expenses) and Taxes	1,100	(3.0)%	(1,636)	(4.3)%	(3,216)	(7.4)%	(167.2)%	(49.1)%
Financial income	227	0.6%	252	0.7%	378	0.9%	(10.1)%	(33.3)%
Financial expenses	(1,726)	(4.7)%	(2,010)	(5.3)%	(1,780)	(4.1)%	(14.1)%	12.9%
Exchange variations, net	(4)	0.0%	852	2.3%	(1,564)	(3.6)%	(100.5)%	(154.5)%
Reversal of monetary update of contingent liabilities, net	370	1,0%	—	—	—	—	—	—
Gains and losses on financial instruments, net	(9)	0.0%	(39)	(0.1)%	87	0.2%	(75.7)%	(144.8)%
Income and social contribution taxes	(295)	(0.8)%	(304)	(0.8)%	1,498	3.4%	(2.9)%	(120.3)%
Net income (Loss)	(339)	(0.9)%	(2.886)	(7.7)%	(4.596)	(10.5)%	(88.3)%	(37.2)%

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Net Sales

Net Sales by Business Divisions(*) (R$ million)	Year ended December 31, 2017	Year ended December 31, 2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Brazil	12,563	11,635	8.0%
North America	15,433	15,431	0.0%
South America	4,026	4,776	(15.7)%
Special Steel	6,229	6,885	(9.5)%
Intercompany Eliminations	(1,333)	(1,075)
Total	36,918	37,652	(1.9)%

(*)                                 The information does not include data from associate and joint ventures.

Net Sales per tonne by Business Divisions(*) (R$/tonne)	Year ended December 31, 2017	Year ended December 31, 2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Brazil	2,240	1,918	16,. %
North America	2,445	2,587	(5.5)%
South America	2,336	2,287	2.2%
Special Steel	3,151	3,276	(3.8)%
Consolidated(1)	2,472	2,420	2.1%

(*)                                 The information does not include data from associate and joint ventures.

(1)                                 The information does not include iron ore volumes.

In 2017, consolidated net sales decreased 1.9% in relation to 2016, due to the lower shipments.

In the Brazil Business Division, the 8.0% increase in net sales in 2017 compared to 2016 was due to the higher net sales per tonne, despite the decline in shipments (from 6,068 thousand tonnes in 2016 to 5,068 thousand tonnes in 2017).

In the North America Business Division, net sales remained stable in 2017 compared to 2016, due to the 5.5% reduction in net sales per tonne sold in Brazilian real, which was affected by exchange variation (8.3% appreciation in the average price of the Brazilian real against the U.S. dollar), despite the 5.8% increase in shipments in the period (from 5,965 thousand tonnes in 2016 of 6,313 thousand tonnes in 2017).

In the South America Business Division, net sales decreased 15.7% in 2017 compared to 2016, mainly due to the loss of control that resulted in deconsolidation of the operation in Colombia, whose shipments through May 2017 amounted to 121 thousand tonnes.

In the Special Steel Business Division, the 9.5% decrease in net sales in 2017 compared to 2016 was mainly due to the divestment of the units in Spain, whose shipments through May 2016 came to 341 thousand tonnes. Sales in the remaining (after the sale of spain) special steel business units increased by 12.3% compared to prior year.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2017	2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Brazil	Net sales (R$million)	12,563	11,635	8.0%
	Cost of Sales (R$million)	(10,996)	(10,405)	5.7%
	Gross Profit (R$million)	1,566	1,230	27.4%
	Gross margin (%)	12.5%	10.6%
North America	Net sales (R$million)	15,433	15,431	0.0%
	Cost of Sales (R$million)	(14,824)	(14,515)	2.1%
	Gross Profit (R$million)	609	916	(33.4)%
	Gross margin (%)	4.0%	5.9%
South America	Net sales (R$million)	4,026	4,776	(15.7)%
	Cost of Sales (R$million)	(3,523)	(4,103)	(14.1)%
	Gross Profit (R$million)	502	672	(25.3)%
	Gross margin (%)	12.5%	14.1%
Special Steel	Net sales (R$million)	6,229	6,885	(9.5)%
	Cost of Sales (R$million)	(5,301)	(6,239)	(15.0)%
	Gross Profit (R$million)	927	646	43.6%
	Gross margin (%)	14.9%	9.4%
Intercompany Eliminations	Net sales (R$million)	(1,333)	(1,075)
	Cost of Sales (R$million)	1,332	1,074
	Gross Profit (R$million)	(1)	(1)
Total	Net sales (R$million)	36,918	37,652	(2.0)%
	Cost of Sales (R$million)	(33,313)	(34,188)	(2.6)%
	Gross Profit (R$million)	3,605	3,464	4.1%
	Gross margin (%)	9.8%	9.2%

(*)                                 The information does not include data from the associate and joint ventures.

In 2017, cost of sales decreased 2.6% compared to 2016, due to the lower shipments. Gross margin increased slightly, supported by the better performance of the Brazil and Special Steel BDs, which offset the weaker performance of the North America and South America BDs in the comparison periods.

In the Brazil Business Division, cost of sales increased 5.7% in 2017 compared to 2016, driven by higher raw material costs (metallic materials increased their share of production costs from 26.9% in 2016 to 29.6% in 2017). Gross margin increased in 2017 compared to 2016, due to the increase in net sales per tonne sold (16.8%) outpacing the increase in raw material costs.

In the North America Business Division, cost of sales increased 2.1% in 2017 compared to 2016, due to higher shipments (5.8%) and higher raw material costs (metallic materials increased their share of production costs from 46.9% in 2016 to 55.1% in 2017), despite the impact from exchange variation (8.3% appreciation in the average price of the Brazilian real against the U.S. dollar). The decline in gross margin is explained by the intense competition in domestic market, where the growth in net sales in U.S. dollar did not accompany the increase in costs.

In the South America Business Division, cost of sales decreased 14.1% in 2017 compared to 2016, mainly due to the loss of control that resulted in deconsolidation of the operation in Colombia. The reduction in gross margin is explained by the weaker performance of the operations in Argentina and Venezuela.

In the Special Steel Business Division, the 15% decrease in cost of sales in 2017 compared to 2016 is mainly due to the divestment of the units in Spain. The higher gross margin in 2017 compared to 2016 was due to the stronger performance of the units in the United States and Brazil, in addition to the divestment of the units in Spain, which were the least profitable operations of this BD.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2017	2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Selling expenses	525	711	-26.2%
General and administrative expenses	1,130	1,528	-26.1%
Total	1,655	2,239	-26.1%
Net sales	36,918	37,652	-2.0%
% of net sales	4.5%	5.9%

(*)                                 The information does not include data from the associate and joint ventures.

The 26.2% reduction in consolidated selling expenses and 26.1% reduction in general and administrative expenses reflected the Company’s efforts to streamline these expenses, as well as the 4.0% decrease in shipments. Consequently, selling, general and administrative expenses as a percentage of net sales stood at 4.5% in 2017, down from 5.9% in 2016.

Impairment of assets

In 2017, the line “losses from asset impairments” amounted to R$1,114.8 million, which is related to the impairment of goodwill and the expectation that certain assets of the Company would not be utilized, as identified by impairment testing. In the fourth quarter of 2017, due to the lack of expectations regarding the future utilization of any asset at any industrial unit, the tests conducted of other long-lived assets identified losses from the impairment of fixed assets of R$265,369 thousands, of which R$45,279 thousands was in the Brazil division and R$220,090 thousands in the North America division, due to recoverable values below the carrying values. These losses were determined based on the difference between the carrying value and the recoverable value of these assets, of R$0, which represents the amount in use (the greater of fair value net of expenses to sell and their value in use). Also, in the fourth quarter of 2017, the Company assessed the impairment of goodwill of its divisions. Based primarily on the increase in the discount rate, the tests identified losses from asset impairments on goodwill of R$849,438 thousands in the North America BD. The other business divisions did not present losses from asset impairments on goodwill in the tests conducted in 2017. Additional information is presented in Note 28 of the Consolidated Financial Statements contained herein.

Operating Income (Loss) before Financial Income (Expenses) net and Taxes

Operating Income (Loss) before Financial Result and Taxes went from a loss of R$1,636.4 million in the fiscal year ended December 31, 2016 to a gain of R$1,100.1 million in 2017. The variation was mainly due to lower asset impairment losses, higher losses from operations with subsidiaries, the reversal of net contingent liabilities and the reduction in selling, general and administrative expenses in 2017 compared to 2016. Additional information is presented in Notes 3.4, 17, 28 and 29 of the Consolidated Financial Statements contained herein.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net(*) (R$ million)	2017	2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Financial income	227	252	-10.0%
Financial expenses	(1,726)	(2,010)	-14.1%
Exchange variation, net	(4)	852	-288.6%
Reversal of monetary update of contingent liabilities, net	369	—	100.0%
Gains and Losses on financial instruments, net	(9)	(39)	-75.9%
Total	(1,143)	(945)	20.9%

(*)                                 The information does not include data from the associate and joint ventures.

The net financial result went from a negative result of R$945.3 million in 2016 to a negative result of R$1,143.3 million in 2017. The higher negative financial result mainly reflects the net exchange variation on liabilities contracted in U.S. dollar (depreciation in the closing price of the Brazilian real against the U.S. dollar of 1.5% in 2017, compared to appreciation of 16.5% in 2016), despite the lower financial expenses (-14.1%) in the comparison period.

Note that the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located abroad. As a result, the exchange variation on the amount of US$2.3 billion (US$2.1 billion related to the 10/30 Year Bonds and US$0.2 billion related to other financing operations) was recognized in the statement of income, while the exchange variation on the portion of US$0.5 billion was recognized in financial result and was compensated by the line “Income and Social Contribution Taxes.”

Income and Social Contribution Taxes

Income and social contribution taxes were negative in R$295.4 million in 2017, compared to negative R$304.3 million in 2016. This variation was primarily due to the lower income tax rates at certain companies abroad.

Net Income (loss)

Consolidated net loss went from R$2,885.9 million in 2016 to R$338.7 million in 2017. The variation was mainly due to the operating income in 2017, compared to the operating loss recorded in 2016, and to the lower negative financial result in 2017.

In the Brazil Business Division, net income was R$302.3 million in 2017, compared to a net loss of R$36.7 million in 2016. The variation was due to the higher operating income, which increased from R$553.5 million in 2016 to R$969.9 million in 2017.

The North America Business Division generated a net loss of R$956.3 million in 2017, compared to a net loss of R$2,591.9 million in 2016. This variation was mainly due to the losses from asset impairment of R$1,069.5 million in 2017, which was lower than the amount of R$2,779.1 million registered in 2016.

In 2017, the South America Business Division generated net income of R$154.4 million, compared to net income of R$134.2 million in 2016. This improvement was mainly due to the losses from asset impairment of R$138.8 million in 2016.

In 2017, the Special Steel Business Division generated net income of R$475.4 million, compared to net income of R$162.5 million in 2016. The variation was due to the higher gross profit (+43.6%) in the period.

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

(*)                                 The information does not include data from the associate and joint ventures.

Net Sales per tonne by Business Divisions(*) (R$/tonne)	Year ended December 31, 2016	Year ended December 31, 2015	Variation Year ended December 31, 2016/ Year ended December 31, 2015
Brazil	1,918	2,010	(4.6)%
North America	2,587	2,778	(6.9)%
South America	2,287	2,465	(7.2)%
Special Steel	3,276	3,389	(3.3)%
Consolidated(1)	2,420	2,568	(5.8)%

(*)                                 The information does not include data from the associate and joint ventures.

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

(*)                                 The information does not include data from the associate and joint ventures.

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

(*)                                 The information does not include data from the associate and joint ventures.

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

Impairment of assets

In 2016, the line “losses from asset impairments” amounted to R$ 2,917.9 million, which is related to the impairment of goodwill and the expectation that certain assets of the Company would not be utilized, as identified by impairment testing. In the fourth quarter of 2016, the Company assessed the impairment of goodwill of its segments. Tests identified losses from goodwill impairment of R$ 2,678.6 million in the North America Business Division. The other segments did not present losses from asset impairments on goodwill in the tests conducted in 2016. Furthermore, in the fourth quarter of 2016, the tests conducted of other long-lived assets identified losses from the impairment of fixed assets of R$ 239.3 million, of which R$ 138.8 million was attributable to the South America Business Division and R$100.6 million was attributable to the North America Business Division, due to recoverable amounts below the the carrying amount.

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

(*)                                 The information does not include data from the associate and joint ventures.

The net financial result went from a negative result of R$ 2,878.9 million in 2015 to a negative result of R$ 945.3 million in 2016. The lower negative financial result mainly reflects the higher positive exchange variation on liabilities contracted in U.S. dollars (appreciation of the Brazilian real against the U.S. dollar of 16.5% in 2016, compared to depreciation of 47.0% in 2015), despite the higher financial expenses.

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

Critical Accounting Policies

Critical accounting policies are those that are (a) important to present the financial position and results of operations or (b) require ‘management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

•                  deferred income and social contribution taxes;

•                  pension and post-employment benefits;

•                  provisions;

•                  business combination, including valuation of assets acquired and liabilities, and

•                  impairment test of assets with definite and indefinite useful life.

Deferred Income and Social Contribution Taxes

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

Provisions

The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events,  it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Provisions for tax, civil and labor liabilities are presented in Note 17 of the Consolidated Financial Statements contained herein.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as current liabilities and non-current liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company is compliant with all the applicable environmental regulations in the countries where they operate.

Business Combination, Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years the Company has made certain business combinations. The Company allocates the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future discounted cash flow at the appropriate rates. The use of valuation assumptions includes discounted cash flow estimates and discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

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

Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired company is remeasured at fair value at acquisition date (at the date the Company acquires control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts related to the acquired company which were recognized in “Other comprehensive income” before the acquisition date, are reclassified to income, where such treatment would be appropriate in case this interest was sold.

Acquisitions in which control is obtained initially

Acquisitions of subsidiaries and businesses are accounted for under the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange for control. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

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

Subsequent purchases after the Company has obtained control are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

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

In the fourth quarter of 2017, due to the lack of expectation of future use of some assets in some industrial plants, tests performed on other long-lived assets identified impairment losses in property, plant and equipment in the amount of R$ 265,369 thousands, of which R$ 45,279 thousands in the Brazil segment and R$ 220,090 thousands in the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets, which represents their value in use (higher between the fair value net of disposal expenses and their value in use). In 2016, due to the interruption of certain activities as result of significant changes in the economy of the region where these units are located and the lack of expectation of future use of some assets of these industrial plants, tests performed on other long-lived assets identified impairment losses on property, plant and equipment in the amount of R$ 239,329 thousands, of which R$ 138,765 thousands in the South America segment and R$ 100,564 thousands in the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets in the amount of R$ 138,543 thousands, which represents their value in use (higher between the fair value net of disposal expenses and their value in use).

In the fourth quarter of 2017, the Company evaluated the recoverability of the goodwill allocated to its segments. Based on the aforementioned events, notably the increase in the pre tax discount rate in the North America segment, the analyzes carried out identified a loss due to non-recoverability of goodwill in the amount of R$ 849,438 thousands for the North America segment. In 2016, the tests identified an impairment loss of goodwill in the amount of R$ 2,678,582 thousands for the North American segment caused by the deterioration of the economic conditions reflected by the decrease of the EBITDA margin at that time.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in certain markets in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2017 test were: a) North America: 3% (3% in December 2016); b) Special Steel: 3% (3% in December 2016); c) South America: 3% (3% in December 2016); and d) Brazil: 3% (3% in December 2016).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associate to each of them. The pre-tax discount rates used were: a) North America: 13.6% (13.1% in December 2016); b) Special Steel: 13.1% (14.0% in December 2016); c) South America: 14.7% (14.6% in December 2016); and d) Brazil: 15.2% (14.9% in December 2016).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: below the book value of R$ 849 million (below the book value of R$ 2,679 million in 2016); b) South America: exceeded the book value by R$ 437 million (exceeded the book value by R$ 724 million in 2016); c) Special Steel: exceeded the book value by R$ 3,989 million (exceeded the book value by R$ 1,601 million in 2016); and d) Brazil: exceeded the book value by R$ 1,747 million (exceeding the book value by R$ 1,225 million in 2016).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 % in the discount rate of each segment’s cash flow would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below book value of R$ 506 million (below the book value by R$ 872 million in 2016); b) Special Steel: exceeded book value by R$ 3,422 million (exceeded the book value by R$ 1,170 million in 2016); c) South America: exceeded book value by R$ 265 million (below the book value by R$ 486 million in 2016);  and d) Brazil: exceeded the book value by R$ 999 million (exceeded the book value by R$ 425 million in 2016).

On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 310 million (below the book value by R$ 661 million in 2016); b) Special Steel: exceeded the book value by R$ 3,596 million (exceeded the book value by R$ 1,301 million in 2016); c) South America: exceeded the book value by R$ 318 million (exceeded the book value by R$ 561 million in 2016); and d) Brazil: exceeded the book value by R$ 1,254 million (exceeded the book value by R$ 673 million in 2016).

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

Goodwill that forms part of the carrying amount of an investment in an associate or in a joint venture entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a joint venture is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or joint venture. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2017.

Additional information related to impairment of goodwill and other long lived assets are described at Note 28 of the Consolidated Financial Statements contained herein.

Cash Flow

The table below presents information for the cash flow of the respective years:

	For the year ended on
	December, 31,	December, 31,	December, 31,	Variation	Variation
	2017	2016	2015	2017x2016	2016x2015
Cash flows from operating activities
Net income (loss) for the year	(338,667)	(2,885,929)	(4,595,986)	-88.3%	-37.2%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,092,551	2,535,955	2,607,909	-17.5%	-2.8%
Impairment of Assets	1,114,807	2,917,911	4,996,240	-61.8%	-41.6%
Equity in earnings of unconsolidated companies	34,597	12,771	24,502	170.9%	-47.9%
Exchange variation, net	4,057	(851,635)	1,564,017	-100.5%	-154.5%
Losses (Gains) on financial instruments, net	9,441	38,930	(87,085)	-75.7%	-144.7%
Post-employment benefits	192,724	229,767	233,287	-16.1%	-1.5%
Stock based remuneration	35,576	46,683	48,589	-23.8%	-3.9%
Income tax	295,391	304,314	(1,498,422)	-2.9%	-120.3%
Gains on disposal of property, plant and equipment	(69,510)	(43,340)	(3,971)	60.4%	991.4%
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	721,682	58,223	—
Allowance for doubtful accounts	18,342	68,781	127,701	-73.3%	-46.1%
Provision for tax, labor and civil claims	(110,281)	347,882	323,314	-131.7%	7.6%
Reversal of contingent liabilities, net	(929,711)	—	—
Interest income on investments	(75,387)	(107,980)	(153,631)	-30.2%	-29.7%
Interest expense on loans	1,323,448	1,540,797	1,471,526	-14.1%	4.7%
Reversal of monetary update of contingent liabilities, net	(369,819)	—	—
Interest on loans with related parties	(95)	2,457	(2,712)	-103.9%	-190.6%
(Reversal) Provision for net realisable value adjustment in inventory	(20,195)	(31,492)	17,536	-35.9%	-279.6%
	3,928,951	4,184,095	5,072,814	-6.1%	-17.5%
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(54,690)	64,805	1,219,605	-184.4%	-94.7%
(Increase) Decrease in inventories	(1,269,455)	794,591	1,977,361	-259.8%	-59.8%
Increase (Decrease) in trade accounts payable	800,164	110,466	(768,627)	624.4%	-114.4%
Increase in other receivables	(371,745)	(275,938)	(270,391)	34.7%	2.1%
Decrease in other payables	(56,909)	(287,487)	(509,227)	-80.2%	-43.5%
Dividends from joint ventures	40,644	124,495	52,769	-67.4%	135.9%
Purchases of trading securities	(2,390,104)	(880,436)	(1,958,522)	171.5%	-55.0%
Proceeds from maturities and sales of trading securities	2,905,411	1,089,972	3,929,971	166.6%	-72.3%
Cash provided by operating activities	3,532,267	4,924,563	8,745,753	-28.3%	-43.7%

Interest paid on loans and financing	(1,330,116)	(1,240,165)	(946,041)	7.3%	31.1%
Income and social contribution taxes paid	(126,023)	(168,032)	(637,394)	-25.0%	-73.6%
Net cash provided by operating activities	2,076,128	3,516,366	7,162,318	-41.0%	-50.9%

Cash flows from investing activities
Purchases of property, plant and equipment	(873,329)	(1,323,891)	(2,324,718)	-34.0%	-43.1%
Proceeds from sales of property, plant and equipment, investments and other intangibles	554,457	308,694	90,942	79.6%	239.4%
Purchases of other intangibles	(37,939)	(54,044)	(126,428)	-29.8%	-57.3%
Payment for business acquisitions, net of cash of acquired entities	—	—	(20,929)
Capital increase in jointly-controlled entity	(178,670)	—	(40,524)
Net cash used in investing activities	(535,481)	(1,069,241)	(2,421,657)	-49.9%	-55.8%

Cash flows from financing activities
Purchase of treasury shares	—	(95,343)	(189,071)	-100.0%	-49.6%
Dividends and interest on capital paid	(86,386)	(85,962)	(358,226)	0.5%	-76.0%
Proceeds from loans and financing	3,265,860	2,455,371	3,042,783	33.0%	-19.3%
Repayment of loans and financing	(7,241,401)	(4,605,406)	(5,028,386)	57.2%	-8.4%
Intercompany loans, net	5,797	(6,492)	30,126	-189.3%	-121.5%
Increase in controlling interest in subsidiaries	—	—	(339,068)
Net cash used in financing activities	(4,056,130)	(2,337,832)	(2,841,842)	73.5%	-17.7%

Exchange variation on cash and cash equivalents	7,438	(693,990)	699,290	-101.1%	-199.2%

(Decrease) Increase in cash and cash equivalents	(2,508,045)	(584,697)	2,598,109	328.9%	-122.5%
Cash and cash equivalents at beginning of year	5,063,383	5,648,080	3,049,971	-10.4%	85.2%
Cash and cash equivalents at end of year	2,555,338	5,063,383	5,648,080	-49.5%	-10.4%

Cash and cash equivalents totaled R$2,555.3 million, R$5,063.4 million and R$5,648.1 million on December 31, 2017, 2016 and 2015, respectively, as analyzed below:

Net cash provided by operating activities

Net cash from operating activities amounted to R$2,076.1 million, R$3,516.4 million and R$7,162.3 million in the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

In 2017, net cash from operating activities declined 41.0% compared to 2016, substantially due to the consumption of working capital in 2017, compared to the decrease of working capital(1) of 2016. In working capital(1), the increase of R$54.7 million in trade accounts receivable, increase of R$1,269.5 million in inventories and decrease of R$ 800.2 million in trade accounts payable had a net negative effect of R$524.0 million on the Company’s cash from operating activities in 2017. In 2016, this net positive effect on cash was R$969.8 million, due to the decrease of R$64.8 million in trade accounts receivable, decrease of R$794.6 million in inventories and increase of R$110.5 million in accounts payable. The negative effect of R$524.0 million on the Company’s operating cash in 2017 is mainly explained by the increase in inventories in all Business Divisions, mainly in the Brazil BD, due to the higher production in the period and higher raw material costs.

In 2016, net cash from operating activities declined 50.9% compared to 2015, mainly due to the lower use of working capital and to the lower redemptions of financial investments. In working capital, the decrease of R$64.8 million in trade accounts receivable, decrease of R$794.6 million in inventories and an increase of R$ 110.5 million in trade accounts payable had a net positive effect of R$969.9 million on the Company’s cash from operating activities in 2016. In 2015, this net positive effect on cash was R$2,428.3 million, due to the decrease of R$1,219.6 million in trade accounts receivable, decrease of R$1,977.4 million in inventories and decrease of R$768.6 million in accounts payable. The main factor leading to the net positive effect of R$969.9 million on the Company’s cash from operations in 2016 was the decrease in inventories, especially at the North America Business Division. This resulted from the adjustment of inventories to the lower shipments, which were affected by continued pressure from imported goods in the region, despite the continued solid demand from the non-residential construction industry. The cash generated by the redemption of financial investments was used to amortize the Company’s short-term and long-term liabilities.

Cash conversion cycle

In 2017, as a result of the increase in working capital(1) (+6.3%) in comparison with the increase in net sales (+13.9%) in the last three months of 2017 compared to the last three months of 2016, the cash conversion cycle and working capital(2) decreased from 75 days in 2016 to 70 days in 2017 (from 37 outstanding sales days in 2016 to 34 days in 2017, 66 outstanding inventory days in 2016 to 69 in 2017 and 29 outstanding payable days in 2016 to 33 days in 2017).

In 2016, as a result of the decrease in working capital(1) (-26.4%) coupled with the decrease in net sales (-17.8%) in the last three months of 2016 compared to the last three months of 2015, the cash conversion cycle(2) and working capital decreased from 84 days in 2015 to 75 days in 2016 (from 40 outstanding sales days in 2015 to 37 days in 2016, 76 outstanding inventory days in 2015 to 66 in 2016 and 31 outstanding payable days in 2015 to 29 days in 2016).

Net cash used in investing activities

Net cash used in investing activities decreased 49.9%, from R$1,069.2 million at the year ended December 31, 2016 to R$ 535.5 million in 2017, due to the lower capital expenditure (addition to fixed assets) and to the higher cash proceeds from the divestment of the special steel units in Spain, of a long steel mill in Colombia, of metallurgical coke production units in Colombia, of the 30% interest in Corporación Centroamericana del Acero S.A. and of manufacturing units and land in the United States.

Net cash used in investing activities decreased 55.8%, from R$2,421.7 million in 2015 to R$1,069.2 million in 2016, mainly due to lower capital expenditure (addition to fixed assets) and to the proceeds from the divestment of the special steel units in Spain, a long steel mill in Colombia, metallurgical coke mills in Colombia, the 30% interest in Corporación Centroamericana del Acero S.A. and manufacturing units and land in the United States.

Net cash used in financing activities

Net cash from financing activities went from the use of R$2,337.8 million in the fiscal year ended December 31, 2016 to the use of R$4,056.1 million in 2017. This variation is mainly due to the higher payments of loans and financing, reflecting the Company’s strategy to reduce its debt level and debt indicators.

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance of each account at the end of the year).

(2)  Cash conversion cycle: working capital, divided by net sales (in last three months), multiplied by 90.

Net cash from financing activities went from the use of R$ 2,841.8 million in the fiscal year ended December 31, 2015 to the use of R$ 2,337.8 million in 2016. This variation was mainly due to the use of R$ 339.1 million for the acquisition of additional interests.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt in the years ended December 31, 2017, 2016 and 2015 (in thousands of Brazilian reais):

	2017	2016	2015
SHORT TERM:	2,004,341	4,458,220	2,387,237
Total short-term debt	2,004,341	4,458,220	2,387,237
Debentures	—	—	—

LONG TERM:	14,505,243	16,125,013	24,073,620
Total long-term debt	14,457,315	15,959,590	23,826,758
Debentures	47,928	165,423	246,862

TOTAL DEBT:	16,509,584	20,583,233	26,460,857
Total cash and cash equivalents and short-term investments	3,376,856	6,087,794	6,918,840
In R$	386,441	1,609,145	2,289,407
Companies abroad	2,990,414	4,478,649	4,629,433
NET DEBT(1)	13,132,728	14,495,439	19,542,017

(1)                                 The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies.

Total debt was R$16,509 million, R$20,593 million and R$26,461 million in the fiscal years ended December 31, 2017, 2016 and 2015, respectively. The R$4.1 billion decrease between December 2016 and December 2017 was mainly due to the amortization of the 2017 Bonds and other working capital and fixed assets financings. The reduction in the cash position of R$2.7 million between December 2016 and December 2017 was mainly due to the amortization of financings of working capital and fixed assets. As of December 31, 2017, 88.6% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollars.  Net debt (net debt is a non-GAAP metric defined as short-term and long-term debt plus debentures less cash and cash equivalents and less short-term investments, which is broadly used by investors to measure a company’s debt position) decreased 7.5%, from R$14,495 million in 2016 to R$13,133 million in 2017, due to the decline in total debt. The R$5.9 billion decrease between December 2015 and December 2016 was mainly due to the effects from exchange variation during 2016 (appreciation of 16.5% of the Brazilian real against the U.S. dollar in 2016), in addition to the amortization of financings of working capital and fixed assets. The reduction in the cash position of R$831 million between December 2015 and December 2016 was mainly due the amortization of financings of working capital and fixed assets in 2016, in addition to the effects from exchange variation on the reconversion of balances at subsidiaries abroad. As of December 31, 2016, 73.6% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollars.Net debt (net debt is a non-GAAP metric defined as short- and long-term debt plus debentures less short- and long-term investments and cash and cash equivalents, which is broadly used by investors to measure a company’s debt position) decreased 25.8%, from R$19,542 million in 2015 to R$ 14,495 million in 2016, due to the decline in total debt.

Of the total debt on December 31, 2017, short term debt corresponded to 12.1% and long-term debt to 87.9% (on December 31, 2016, 21.7% was short-term debt and 78.3% was long-term debt, and on December 31, 2015, 9.0% was short-term debt and 91.0% was long-term debt ).

As of December 31, 2017, short-term debt was R$2,004 million, representing a decrease of 55.0% in relation to 2016, due to the R$2.7 billion in 2017 Bonds, which were settled in October 2017. As of December 31, 2016, short-term debt was R$4,458 million, representing an increase of 86.8% in relation to 2015, due to the R$2.7 billion in 2017 Bonds becoming due in October 2017.

As of December 31, 2017, long-term debt was R$ 14,505 million, representing a decline of 10.0% in relation to 2016, due to the amortization of financings of working capital and fixed assets. As of December 31, 2016, long-term debt was R$16,125 million, representing a decline of 33.0% in relation to 2015, due to the effects from exchange variation on foreign-denominated debt over the course of 2016, in addition to the amortization of financings of working capital and fixed assets.

As of December 31, 2017, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ thousands)
2019	873,274
2020	3,158,211
2021	1,730,177
2022	147,715
2023 and After	8,547,938
Total	14,457,315

Financial Agreements

Below are the material financial agreements outstanding at year end 2017:

UKEF — UK Export Finance

In June 2011, the subsidiary Gerdau Açominas S.A. entered into a financing agreement covered by ECGD (Export Credits Guarantee Department), the English Export Credit Agency (ECA), with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. On December 31, 2017, the outstanding balance of this facility was US$125.8 million (R$416.1 million).

Bonds

The Company, through its subsidiaries Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in each of 2009, 2010, 2013, 2014 and 2017, the issuance of bonds with maturities of 10 and 30 years (collectively, the “Ten/Thirty Years Bonds”).  The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2017, the outstanding balance of these bonds was R$11.6 billion.

NCEs

The Company and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. issued Export Credit Notes in the total amount of R$1.2 billion with Banco do Brasil. On December 31, 2017 the total outstanding amount of these facilities was R$935 million.

EXIM PSI — BNDES

During 2016, the Company raised R$ 670.3 million through the BNDES Program EXIM PSI, with a term of two years.

4131 Citi

In October 2015, the subsidiary Gerdau Açominas S.A. entered into a 4131 loan agreement in the amount of R$656.2 million, with a term of five years; the Company guarantees this transaction.

BBVA — Credit Agreement

In December 2015, the associate company Gerdau Corsa SAPI de C.V. entered into a loan agreement with BBVA in the amount of US$150 million, denominated in Mexican Pesos, with a term of five years. The outstanding amount of this facility was US$126.3 million as of December 31, 2017 (R$417.8 million) and the Company guarantees this transaction.

Syndicated Loan

In December, 2016 the associate company Gerdau Corsa SAPI de C.V. entered into a syndicated senior unsecured term loan in the amount of US$330 million, denominated in Mexican pesos. As of December 31, 2017 the outstanding amount was US$340.3 million (R$1.1 billion) and the Company guarantees this transaction.

All loans contracted under the FINAME/BNDES program, totaling R$110.4 million, on the balance sheet date are secured by the assets being financed.

Indebtedness Ratios

All ratios described below, calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., are related to to the BNDES (Banco Nacional de Desenvolvimento Econômico e Social) financings. In the event of a failure to satisfy the annual tests, Gerdau S.A. would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

Net Interest Coverage Ratio — measures the net interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization and Impairment of assets) and gains and losses on assets held for sale and sales of interest in subsidiaries and associate company.  The ratio in the agreement requires that the EBITDA for the last 12 months should represent at least 2 times of the interest expense of the same period.  As of December 31, 2017, such ratio calculated was 3.5.

Net Leverage Ratio — measures the level of net debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization and Impairment of assets) and gains and losses on assets held for sale and sales of interest in subsidiaries and associate company. The agreed ratio requires that the net debt should not surpass 4 times the EBITDA for the last 12 months.  As of December 31, 2017, such ratio calculated was 3.0.

Current Ratio — measures the company’s ability to fulfill its short term obligations.  The contractual terms require that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8.  As of December 31, 2017, the current ratio was 2.3.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit facility agreement with BNDES in the total amount of R$1.5 billion, bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2017, the outstanding amount was R$450.5 million.

In December 2012 the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project.  The funds are provided as the subsidiary carries out its own investment plans and submit to BNDES the evidences of completion.  The interest rate for this credit line is determined at the time of each disbursement and is the sum of TJLP and exchange rate + 2.16% per annum.  The outstanding balance of this transaction was R$270.3 million as of December 31, 2017.

In October 2017, the Company concluded the roll-over and reduction of its senior unsecured working capital facility in the amount of US$800 million.  The facility is divided into two tranches: US$200 million for Gerdau’s North American subsidiaries and US$600 million for Gerdau’s Latin American subsidiaries. On December 31, 2017, the outstanding loans under this line totaled US$54 million (R$ 178.6 million).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see Item 5-E “OFF-BALANCE SHEET ARRANGEMENTS”.

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

Policy for determining fair value: the fair value of the derivative financial instruments is determined using models and other valuation techniques, which involve future prices and curves discounted to present value as of the calculation date. Amounts are gross before taxes. Due to changes in market rates, these amounts can change up to the maturity or in situations of early settlement of transactions.

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

Swap Contracts: the Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based on the local currency. The counterparties to these transactions are financial institutions with low credit risk.

			Notional value				Amount receivable		Amount payable
Contracts	Position		2017		2016		2017	2016	2017	2016
Forward
Maturity at 2017		long in USD		—	US$	84.8 million	—	734	—	(6,584)
Maturity at 2017		short in USD		—	US$	15.0 million	—	1,823	—	—

Cross currency swap
Maturity at 2017	receivable under the swap	Libor 6M + 2.25%
	payable under the swap	INR 11.02%		—	US$	25.0 million	—	5,684	—	—
Maturity at 2018	receivable under the swap	Libor 6M + 2%
	payable under the swap	INR 10.17%	US$	40.0 million	US$	40.0 million	—	4,710	(1,267)	—
Total fair value of financial instruments							—	12,951	(1,267)	(6,584)

The effects of financial instruments are classified as follow:

	2017	2016
Unrealized gains on financial instruments
Current assets	—	2,557
Non-current assets	—	10,394
	—	12,951
Unrealized losses on financial instruments
Current liabilities	—	(6,584)
Non-current liabilities	(1,267)	—
	(1,267)	(6,584)

	2017	2016
Net Income
Gains on financial instruments	9,666	33,753
Losses on financial instruments	(19,107)	(72,683)
	(9,441)	(38,930)
Other comprehensive income
Gains (Losses) on financial instruments	(11,364)	212
	(11,364)	212

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditures

2017 — Capital Expenditures

In fiscal year 2017, capital expenditure on fixed assets was R$873.3 million. Of this amount, 40.0% was allocated to operations in Brazil and the remaining 60.0% was allocated to operations in the other countries in which Gerdau operates.

Brazil Business Division — a total of R$346.9 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity and maintenance of the units.

North America Business Division — this business division spent R$291.8 million in capital expenditures on fixed assets distributed throughout the units which compose this business division. This amount was mainly spent on maintenance of the production units.

South America Business Division — in 2017, the South American units spent R$123.6 million in capital expenditures on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which have a capacity of 650,000 tonnes of steel per year that started operation 2017.

Special Steel Business Division — the special steel units spent R$ 108.5 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business division. This amount was mainly spent on maintenance of the production units.

2016 — Capital Expenditures

In fiscal year 2016, capital expenditures on fixed assets was R$1,323.9 million. Of this amount, 46.0% was allocated to operations in Brazil and the remaining 54.0% was allocated to operations in the other countries in which Gerdau operates.

Brazil Business Division — a total of R$608.5 million was invested in this operation for capital expenditures. The main highlight was the installation work of flat steel rolling mill (heavy plates) at the Ouro Branco mill, which commenced production at the end of July 2016.

North America Business Division — this business division spent R$227.4 million in capital expenditures on fixed assets, which were distributed throughout the units which compose this business division. This amount was mainly spent on maintenance of the production units.

South America Business Division — in 2016, the South American units spent R$347.0 million in capital expenditures, on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and which started operating in 2017.

Special Steel Business Division — the special steel units spent R$140.9 million in capital expenditures on fixed assets, which were distributed throughout the units which compose this business division. This amount was mainly spent on maintenance of the production units.

2015 — Capital Expenditures

In fiscal year 2015, capital expenditures on fixed assets was R$2,324.7 million. Of this amount, 46.9% was allocated to operations in Brazil and the remaining 53.1% was allocated to operations in the other countries in which Gerdau operates.

Brazil Business Division — a total of R$1,091.2 million was invested in this operation in capital expenditures. The main highlight was the installation work of flat steel rolling mill (heavy plates) at the Ouro Branco mill.

North America Business Division — this business division spent R$346.9 million in capital expenditures on fixed assets, which were distributed throughout the units which compose this business division. This amount was mainly spent on maintenance of the production units.

South America Business Division — in 2015, the South American units spent R$443.6 million in capital expenditures, on fixed assets distributed among the countries in which the units from this business division are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and will start production on March of 2017.

Special Steel Business Division — the special steel units spent R$442.9 million in capital expenditures on fixed assets, which were distributed throughout the units which compose this business division. This amount was mainly spent for the maintenance of the production units.

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

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified, and also have additional product and laboratory certifications. In general, the production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

Gerdau uses a Quality Management System, developed in-house, that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists conduct planned visits, where some are randomly selected and some are scheduled, to its customers to check on the quality of the delivered products in order to guarantee final user satisfaction for products purchased indirectly.

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

Gerdau works continuously to monitor and anticipate the needs of its customers. For this, has research and development centers in Brazil and the United States used to meet the market demands for special steel, especially for the automotive industry. The Company invested in Technological Innovation projects and research and development the amount of R$ 117.9 million in 2015, R$ 23.1 million in 2016 and R$ 28.5 million in 2017.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business. See item “Information on the Extent of the Company’s Dependence” for further details.

D.                                    TREND INFORMATION

The outlook for the world steel industry continues to call for weak consumption growth and overcapacity. In the markets in which we operate, the developed economies present positive prospects.

The Brazilian economy should continue to improve in 2018, with an ongoing recovery in industrial production and, at a slower pace, in construction. According to the Brazilian Steel Institute, internal demand for steel should grow 4% in 2018. Gerdau is prepared to serve any potential growth in Brazilian demand, but, until then, we will continue to focus on exporting part of our production.

In North America, market studies point to 3.7% growth in long steel consumption in the United States in 2018, considering the main steel-consuming segments (non-residential construction, manufacturing, oil and gas). On March 8, 2018, Trump signed into law a 25% steel import tariff, effective in 15 days, designed to combat the 30-35mt of U.S. steel imports, and help the US steel industry increase its utilization rate to 80%. Canada and Mexico will be excluded from the initial tariffs and the proclamations include a broader provision which will allow other countries to request an exemption. The Company exects this tariff to be positive for Gerdau operations in North America.

In special steels, Brazil’s automotive industry should register strong growth in sales to the both the local and export markets. If these market expectations are confirmed, the industry could return to a production level of around 3 million units in Brazil, according to the National Association of Vehicle Manufacturers (Anfavea). In the U.S. automotive industry, demand should remain strong, but at a slower pace than at the peak in 2017. The automotive industry in India continues to grow year after year, with the potential for growth continuing in the coming periods.

Moreover, South America’s other economies are expected to post positive growth of varying rates in 2017, influencing the region’s apparent steel consumption.

E.                                    OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Bank of America, in the amount of US$ 30 million (R$ 88,607 thousands as of December 31, 2017).

The Company provides a guarantee for the line of credit of its joint venture Diaco S.A., with Citibank, in the amount of US$ 40 million (R$ 128,019 thousands as of December 31, 2017).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Sumitomo, in the amount of US$ 75 million (R$ 165,637 thousands as of December 31, 2017).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with local banks, in the amount of US$ 330 million (R$ 1,125,655 thousands as of December 31, 2017).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with BBVA, in the amount of US$ 150 million (R$ 417,958 thousands as of December 31, 2017).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Summit Aços Fundidos e Forjados S.A., with BNDES, in the amount of up to US$ 130,164 thousands (R$ 6,550 thousands as of December 31, 2017).

F.                                     DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Company’s contractual obligations on December 31, 2017 (in thousands of reais).

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,179,954	3,179,954	—	—	—
Short-term debt obligations (1)	1,749,805	1,749,805	—	—	—
Long-term debt obligations (1)	14,457,315	—	4,031,485	1,877,892	8,547,938
Debentures (1)	47,928	—	5,761	22,710	19,457
Interest payments	6,913,427	945,178	1,624,284	1,020,919	3,323,046
Unrealized losses on financial instruments	1,267	—	1,267	—	—
Obligations with FIDC	1,135,077	—	—	1,135,077	—
Operating lease obligations (2)	318,587	72,614	112,393	72,101	61,479
Capital expenditures (3)	439,551	439,551	—	—	—
Unconditional purchase obligations (4)	1,916,731	1,089,731	827,000	—	—
Pension funding obligations (5)	115,022	102,346	3,393	3,057	6,226
Total	30,274,664	7,579,179	6,605,583	4,131,756	11,958,146

(1) Total amounts are included in the December 31, 2017 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the Consolidated Financial Statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2017.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2017, the corresponding liability has not yet been recorded in its financial statements.

(4) The majority of other purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5) Pension funding obligations are included as per actuarial computations made by third party actuaries and reviewed by management.

G.                                   SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors and Senior Management of the Company as of the date hereof are as follows:

The summary of the structures of the Board of Directors and of Board of Executive Officers are:

Chairman

Claudio Johannpeter

Members

André Bier Gerdau Johannpeter

Richard Chagas Gerdau Johannpeter

Affonso Celso Pastore

Aod Cunha de Moraes Junior

Fernando Fontes Iunes

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-Presidents:

Francisco Deppermann Fortes

Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

Harley Lorentz Scardoelli

Officers:

André Brickmann Areno

Cesar Obino da Rosa Peres

Fernando Pessanha Santos

Fladimir Batista Lopes Gauto

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

CLAUDIO JOHANNPETER (born in 1963)

• Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau since 1982. In 2007, he was elected Chief Operating Officer (COO), a position he held until August 2012. In December 2017, he left his executive position at Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Compliance and Environment, Health and Safety. On January 2018 he joined the  (i) Board Chairman of Gerdau S.A., (ii) member of the Compensation Committee, (iii) member of the People Committee, (iv) member of the Governance Committee, (v) member of the Finance Committee, (vi) member of the Strategy Committee, (vii) Board Chairman of Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A., (viii) Board

Chairman of Seiva SA - Florestas e Indústrias, a company that is part of Gerdau’s economic group. He is also an advisor at IEDI (Institute of Studies for Industrial Development).

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

• Education: Degree in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: He has worked at Gerdau for over 30 years and held the position of Chief Executive Officer (CEO) from January 2007 to December 2017. In December 2017, he left his executive position and on January 2018 he joined (i) Board Member of Gerdau S.A., (ii) member of the Compensation Committee, (iii) member of the People Committee, (iv) member of the Governance Committee, (v) member of the Finance Committee, (vi) member of the Strategy Committee, (vii) Board Member of Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A., (viii) Board Member of Seiva SA - Florestas e Indústrias, a company that is part of Gerdau’s economic group.  He also severs as a member of the Executive Committee of the Worldsteel Association, member of the Board of Directors of Instituto Aço Brasil (Brazilian Steel Institute), member of the Board of Directors of Alacero (Latin American Steel Association), member of the Strategic Superior Council of the Federation of Industries of São Paulo - FIESP and of the Economy Council of the Federation of Industries of Rio Grande do Sul - FIERGS.

RICHARD CHAGAS GERDAU JOHANNPETER — (born in 1974)

• Education: Degree in Law and Social Sciences from the Universidade Federal do Rio Grande do Sul (UFRGS) and has an MBA from the Stanford Graduate School of Business (United States);

• Experience: He began his career as an intern in 1993 in the production area of Riograndense Mill. In 1995, he was hired as a salesman of Civil Construction Steel Area and was promoted in 1996 to Administration Manager, also passing through Sales and Marketing of the same area. In 1997, he was transferred to the financial area at Gerdau as Technical Advisor, and later was transferred to São Paulo as Metallic Purchase Manager. In 2003, he returned to Porto Alegre to be Technical Advisor in Banco Gerdau. In 2005, he resigned his position to attend an MBA program in United States, returning in 2007 as Investment Manager for Brazil and foreign operations. In 2010, he became the Investment Director of the holding company that controls Metalúrgica Gerdau S.A. On January 2018,  he joined a (i) Board Member of Gerdau S.A., (ii) Governance Committee, (iii) member of the Finance Committee, (iv) member of the Strategy Committee.

AFFONSO CELSO PASTORE (born in 1939)

• Education: Degree in Economics from the University of São Paulo and has a PhD in Economics from the same university.

• Experience: He was Treasury Secretary of São Paulo State and President of the Central Bank of Brazil. He is (I) an Independent Member of the Board of  Directors of Gerdau SA and Metalúrgica Gerdau SA, listed company, holding of Gerdau SA whose the activity is the manufacture of general steel products since February 2002 and also a member of the Corporate Governance Committee and member of the Compensation and Succession Committee of Gerdau SA; (ii) Member of the Board of Directors of M. Dias Branco SA — Industria e Comércio de Alimentos, listed company whose activity is the manufacturing and trade food products wheat derivatives, especially biscuits, crackers, pasta and wheat flour since July 2010. He was member of the Board of Directors of Even Construtora e Incorporadora SA, listed company whose activity is the construction of buildings since February 2010 until April 2013; member of the Board of Directors of Klabin Segal SA, a company whose activity is promotion, construction and real estate developments of any kind, own or third party from May 2006 until May 2008 and Engevix Engenharia SA, leading company whose activity is elaborate studies, projects and integration and project management in Energy, Industry and Infrastructure areas, from March 2008 until August 2009. Pastore is the founder partner of AC Pastore & Associados SS Ltda, a consulting company, specializing in economics analysis of the Brazilian and International Economy. In addition, in the last 5 years he worked as an economist, analyst and economic adviser, writing articles, reports and studies. He participated in national and international seminars, and has given lecture on topics related to the Brazilian and World Economies. Since June 2013, he has served as the President of the Center for Public Policy Debates (CDPP).

FERNANDO FONTES IUNES (born in 1962)

• Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and obtained the title of MS and PhD from the University of London (UK).

• Experience: Fernando was a Senior Advisor, Partner and Executive Director, responsible for the Global Investment Banking of Banco Itaú BBA SA from 2010 to 2015, during which helped to establish a leading platform for Investment Banking in Latin America, with operations in Brazil, Argentina, Chile, Colombia, Peru and Mexico. Previously, he held various positions in Banco Itaú BBA S.A., where he was Director responsible for the areas of Capital Markets 2003-2010, Itaú Banco de Investimento S.A., where he served as Executive Officer from 2001 to 2003, Banco BBA Creditantalt S.A. and Creditanstalt in New York in 1994. During that period, Fernando participated in some of the largest and most important capital markets transactions, mergers, acquisitions and reorganizations held in Latin America. Fernando also worked on the Infrastructure and Urban Development Department, Policy, Research and External Affairs at the World Bank in Washington. He was a professor of the Instituto Brasileiro de Mercado de Capitais

- IBMEC (Insper). Currently, Fernando is a senior fellow at Harvard University in the 2017 Advanced Leadership Initiative in Cambridge, United States. On September 28, 2015, he joined the Board of Directors of Gerdau S.A.

GUSTAVO WERNECK DA CUNHA (born in 1973)

• Education: Degree in Mechanical Engineer from the Universidade Federal de Minas Gerais (UFMG - Brazil). Studied Project Management at Fundação Getúlio Vargas (Brazil), General Business Administration at INSPER Business School (Brazil), Leading Change and Organizational Renewal at Harvard Business School (United States) and Advanced Corporate Finance at London Business School (UK).

• Experience: He has worked at Gerdau for 13 years. In the last 5 years, he has held a (i) Industrial Officer of Gerdau Special Steel, (ii) Industrial Officer of Gerdau India, (iii) Gerdau Corporate Officer of Information Technology and (iv) Executive Officer of Gerdau Brazil Steel (GAB). In December 2017, he left the Executive Officer GAB position and on January 2018, he joined the position of Chief Executive Officer (CEO) of Gerdau S.A., Metalurgica S.A. and Seiva S.A. — Florestas e Industrias. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute).

HARLEY LORENTZ SCARDOELLI (born in 1963)

• Education: Degree in Civil Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS), graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul, and holds a CFA certification.

• Experience: He began his career at Gerdau in May 1988, where he has worked for Gerdau’s operations in Canada, United States, Spain and Brazil. On September, 2015 Harley Lorentz Scardoelli became a member of Executive Committee  and was elected Vice President and CFO  responsible for Finance, Planning, Accounting and Tax. He also holds the position of Investor Relations Officer of the companies Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. — Florestas e Indústrias. Member of the Financial. Currently he hold the same position.

FRANCISCO DEPPERMANN FORTES (born in 1963)

• Education: Degree in Metallurgical Engineering from Universidade Federal do Rio Grande do Sul (UFRGS) in 1985 and a master’s degree in Business Administration from the same University in 2001. In 2008, he completed the Gerdau Business Program and in 2010, he attended the Stanford Executive Program at Stanford University in the United States. In 2017 completed his coaching training at the Ecosocial Escola de Coaches.

• Experience: He started his career in 1984 as an intern in the Engineering area at Gerdau being, subsequently, hired as Technical Advisor in this same area. In 1992, after a period in which he studied and worked in Germany, he took the responsibility for coordinating the area of Management Systems of Aços Especiais Piratini, until 2000, also he accumulated the responsibility for the Human Resources of the unit. In 2001 he served as Manager of the Management System Area of Integrated Regional Unit of Long Steel Brazil. In 2003 he was transferred to the city of Porto Alegre where he started coordinating the global implementation and structuring of Gerdau Business System and Total Safety System, where he was promoted to Director of Management Systems in 2004. In January, 2006, he was promoted to the position of Executive Director of Gerdau Riograndense and Guaíra and in 2007 he was promoted to the position of Corporate Director of Human Resources, the position in which he added, over time, the processes of Organizational Development, Management Systems, Environment, Health and Safety, Management and Innovation, Shared Services, Business Security and Information Technology. Since 2011, he is Vice President and member of the Executive Committee of Gerdau S.A.. Since April 1st, 2015 he has served as a member of the Executive Committee of Gerdau SA, Metalurgica Gerdau SA and Seiva S.A. Currently is Vice President of Human Resources, Information Technology and Corporate Process of Engineer, Safety and Environment, he is also a member of Compensation Committee and People Committee.

FLADIMIR BATISTA LOPES GALTO (born in 1962)

• Education: Degree in Accounting from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS).  He has completed his academic training with a postgraduate degree in Business Management from Fundação Getúlio Vargas (FGV-SP) and has a specialization in Advanced Marketing from the Stanford University (California).

• Experience: Has 37 years of professional experience, being 30 years at Gerdau. For the last 10 years, he has been Global Procurement Officer, Commercial Gerdau’s Executive Officer and currently is the (i) Executive Officer of Special Steel Brazil (GSB) and responsible for Gerdau Summit (Joint Venture) and Special Steel India Operations (ii) board member Gerdau Previdência. He was a member of the Steel Institute Brazil from 2016 to 2017.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

• Education: Degree in Mechanical Engineering from the Universidade Federal do Paraná (UFPR), with a MBA from Manchester Business School (UK) and has studied Corporate Finance at FGV/ ISAE.

• Experience: 23 years of experience, with 14 years in Gerdau. In the last 5 years he has held Commercial Officer of Special Steel Brazil (GSB), Corporate Commercial Officer and Commercial Officer of Gerdau Brazil Steel (GAB). Currently holds the positions of (i) Executive Director — Brazil, Argentina and Uruguay, (ii), member of the board of the Instituto Aço Brasil (Brazilian Steel Institute), (iii) President of the CBCA — Brazilian Institute for Steel Construction, (iv) member of the board of  FIESP/ Concic -

Superior Council of the Federation of Industries of the State of São Paulo, civil construction committee (v) member of the board of Abramat — Brazilian Association of Construction Material Producers.

MAURO DE PAULA (born in 1962)

• Education:  Graduated in Economics from the Faculdade Don Bosco in Resende-RJ and completed his academic training with Foreign Trade Course at IBET in Rio de Janeiro-RJ and MBA in Strategic Marketing at Universidade Federal de Pernambuco in Recife-PE.

• Experience: Has more than 26 years of experience in Gerdau, holding positions of Comercial Gerdau units Manager, Civil Construction National Sales Manager, Distribution National Sales Manager and Logistics Officer. He served as Counselor of the company MRS Logística from 2015 to 2016 and Member of the Board of Directors of INDA - National Institute of Steel Distributors from 2016 to Jun/2017. Currently holds the position of Comercial Gerdau Executive Officer.

CESAR OBINO DA ROSA PERES (born in 1962)

• Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

• Experience: Has more than 30 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico from 2010 to 2012. In addition, he held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia from 2013 to 2014, and was later promoted to Executive Officer of Gerdau Colombia Operation where he remained until the end of 2016.  Currently holds Commercial Officer of Gerdau Aços Brasil (GAB).

FERNANDO PESSANHA SANTOS (born in 1976)

• Education:  Graduated in Mechanical Engineering from the Universidade do Estado do Rio de Janeiro (UERJ-RJ), he has completed his academic training with the Negotiation Courses at Fundação Getúlio Vargas (São Paulo), Logistics at Universidade de São Paulo (USP - São Paulo) and Gerdau Business Program at IBMEC with international modules at INSEAD (France), Duke (United States) and HKUST (China).

• Experience: Has more than 20 years of experience in the industrial sector, being 18 years at Gerdau on Supply, Metals, Logistics, Forestry, Sales of Non-Steel Products and Raw Materials Areas. He served as a MRS Logística board member in 2016 and has been a member of the World Steel Raw Material Committee since 2015. Currently holds the position of Raw Materials & Procurement Officer.

ANDRÉ BRICKMANN ARENO (born in 1974)

• Education: Degree in Law from Faculdade de Direito da Universidade de São Paulo (FADUSP), completed his academic training with the Master of Laws (LLM) in Trade Regulation at New York University (United States of America) and Master of Business Administration (MBA) at INSPER - Instituto de Ensino e Pesquisa (Brasil).

• Experience: He is a lawyer registered at the Ordem dos Advogados do Brasil Seccional São Paulo (OAB-SP) and a member of the New York State Bar. He has over 10 years of experience at Gerdau. Currently holds the positions of (i) Gerdau SA’s Legal Officer, (ii) member of Gerdau SA’s Risk Committee (iii) member of Gerdau SA’s Disclosure Committee and (iv) Legal Officer of Metalúrgica Gerdau S.A., a publicly listed company and the holding company of Gerdau S.A.

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

Arrangements

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. Except as described in this document, there are no pending legal proceedings to which any Board Member, Executive Officer or Advisory Council is a party against the Company. Apart from statutory severance benefits, none of the Board Members, Executive Officers or Advisory Council is entitled to any contractual benefits upon termination of employment.

B.                                    COMPENSATION

The employees’ compensation system is divided into two portions: a fixed salary and a variable pay linked to performance.

The fixed portion of the compensation is constantly monitored and compared to market benchmarks in order to maintain parity with the good market practices as adopted by other companies. The variable portion of the compensation package is tied to  annual goals. These goals are measured against standards clearly specified that are intended to support and motivate overachievement of individual and teams results.

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

In 2017, the Directors and Executive officers of Gerdau were paid a total of R$ 54.9 million in total remuneration as salary, variable remuneration, benefits, social charges, and termination.  The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable renumeration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 7% of participants are in the Defined Benefit plans and 93% in a Defined Contribution plan.

During 2017, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$1.2 million to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long Term Incentive Program. This program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as of April 28, 2005.  From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In order to align the potential total compensation to market measures, the Compensation and Succession Committee approved respectively in 2012 and in 2013, to the Chief Executive Officer (CEO) and to the Chief Operating Officer (COO) a change to the grant to 75% and then to 120% of their annual base salaries and to the Vice-Presidents to 30% and then to 40%. In order to align the potential total compensation to market, the Compensation and Succession Committee approved a change to 2018 in the grant to the Chief Executive Officer (CEO) to the equivalent of 150% of his annual base salary, Board Members up to 100% and VP’s to 50%.

The intent of such Program to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

To meet the effort of aligning globally both the compensation programs and the business needs, the Human Resources team, supported by the HAY Group Consultancy, an expert in compensation related matters, reviewed the Long Term Compensation Program in order to tie a significant part of this compensation to a long term financial metric, in this case the ROCE (Return on Capital Employed), which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010. The Chief Executive Officer (CEO and Director positions will have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

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

December 9, 2013, March 20, 2015, March 20, 2016, March 20, 2017 and March 20, 2018.The Compensation and Succession Committee has approved all stock option grants since the program begun. Share figures have been retroactively adjusted for all periods to reflect the bonus issue of one share for each share held in April 2004, the bonus issue of one share for every two shares held in April 2005, the bonus issue of one share for every two shares held in April 2006 and the bonus issue of one share for each share held in June 2008.

The Long Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Exercise Price:	R$	6,78	R$	10,58	R$	10,58	R$	12,86	R$	17,50	R$	26,19	R$	14,91	R$	29,12	R$	22,61	R$	14,42	R$	18,58
Grant Date:	30-dez-03		30-dez-04		30-dez-04		30-dez-05		30-dez-06		30-dez-07		30-dez-08		30-dez-09		30-dez-10		30-dez-11		30-dez-12
Vesting Date:	2-jan-09		2-jan-10		2-jan-08		2-jan-11		2-jan-12		2-jan-13		2-jan-14		2-jan-15		2-jan-16		2-jan-17		2-jan-18
Expiration Date:	30-dez-13		30-dez-14		30-dez-14		30-dez-15		30-dez-16		30-dez-17		30-dez-18		30-dez-19		30-dez-20		30-dez-21		30-dez-22
Total Options Granted to Directors and Executive Officers	580.054		505.648		253.171		1.077.060		816.489		615.739		1.183.845		953.657		624.020		889.577		828.278
Exercised Options	580.054		485.497		253.171		25.272		0		0		16.494		1.825		2.953		4.560		3.378
Cancelled Options	0		0		0		0		0		0		0		320.162		390.658		496.641		258.267
Balance Options	0		0		0		0		0		0		0		0		0		0		198.000
Options converted to Restricted Share	0		20.151		0		1.051.788		816.489		615.739		1.167.351		631.670		230.409		388.376		368.633

Grant Price:	R$	16,50	R$	18,36	R$	9,65	R$	4,29	R$	11,12
Grant Date:	1-set-13		1-jan-14		1-jan-15		1-jan-16		1-jan-17
Vesting Date:	1-mar-18		1-mar-19		1-mar-20		1-mar-21		1-mar-21
Expiration Date:	0-jan-00		0-jan-00		0-jan-00		0-jan-00		0-jan-00
Total Restricted Share (Conversion)	2.746.821		0		0		0		0
Exercised Restricted Share (Conversion)	2.669.101		0		0		0		0
Cancelled Restricted Share (Conversion)	0		0		0		0		0
Balance Restricte Share (Conversion)	77.720		0		0		0		0
Grant Restricted Share	0		192.453		344.717		1.497.333		642.340
Exercised Restricted Share	0		120.457		152.901		316.530		0
Cancelled Restricted Share	0		0		0		18.476		0
Balance Restricte Share	0		71.996		191.816		1.162.327		642.340
Grant Performance Share	0		739.568		1.421.727		2.078.967		923.233
Grant Performance Share - Performance Adjustment									0
Exercised Performance Share	0		80.786		881.801		0		0
Cancelled Performance Share	0		373.114		28.683		0		0
Balance Performance Share	0		285.668		511.243		2.078.967		923.233

C.                                    BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Level 1 of the São Paulo Stock Exchange (Bovespa) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and since 2003 for Metalúrgica Gerdau S.A.).

Furthermore, Gerdau S.A and Metalúrgica Gerdau S.A also have an information disclosure policy that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders, officers and managers, members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies.

The structure is composed of three levels and has maintained the existing governing bodies: the Board of Directors, the Executive Committee and the Board of Officers.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Gerdau’s business. The Board may have up to eleven (11) members; currently there are three independent Board members. The Board has five (5) Committees: Compensation, People, Corporate Governance, Finance and Strategy. According to the Ordinary General Shareholders Meeting, held on April 20, 2017, the members of the Board of Directors, whose terms of office expire on April 30, 2018, are:

Chairman

Claudio Johannpeter (1), (2), (3), (4) and (5)

Members

André Bier Gerdau Johannpeter (1), (2), (3), (4) and (5)

Richard Chagas Gerdau Johannpeter (3), (4) and (5)

Affonso Celso Pastore (1) and (3)

Aod Cunha de Moraes Junior (3) and (4)

Fernando Fontes Iunes (1), (3) and (4)

(1) Member of the Compensation Committee

(2) Member of the People Committee

(3) Member of the Corporate Governance Committee

(4) Member of the Finance Committee

(5) Member of the Strategy Committee

Other Committee members:

Guilherme Chagas Gerdau Johannpeter (1), (2), (3), (4) and (5)

Gustavo Werneck da Cunha (1), (2), (4) e (5)

The Committees created to support the Board of Directors are:

Compensation Committee: evaluate compensation plans, benefits and pensions of directors and strategic executives; review of general wage increases; general definition of global values of variable remuneration and grant of stock options; review of compensation policies; participate in the evaluation process of the main executives of the Company.

People Committee: recommend policies for selection, retention and succession of directors and strategic executives of the Company; review and monitoring of the training programs for strategic managers and executives, suggesting alternatives to their professional development; review general HR strategies.

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

Finance Committee: responsible for supporting the Board in financial matters, including follow-up of the financial results of the Company, debt and leverage levels and targets, liquidity position and cash flows, capital structure, capital allocation, stock price and financial market trends, review of the financial and hedging policies of the Company.

Strategy Committee: responsible for supporting the Board in the formulation of general policy guidelines of the Company; providing recommendations to the Board regarding policies and guidelines of business by product line and market; providing opinion on the investment program presented annually and recommend its approval; opining on proposed mergers and acquisitions, monitoring the political environment, economic and social from the perspective of the Gerdau’s business, as well as trends in the steel industry and evaluating the impacts of the development on the Company’s business, among other activities.

Board of Executive Officers: Statutory Board whose members are responsible for the representation of the company and performance of the acts needed for the company’s standard operations. The members of the Statutory Board of Executive Officers are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-Presidents:

Francisco Deppermann Fortes

Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:
Harley Lorentz Scardoelli

Officers:

André Brickmann Areno

Cesar Obino da Rosa Peres

Fernando Pessanha Santos

Fladimir Batista Lopes Gauto

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Other Committees created to Support the Management: In order to provide support to the Management several committees were created and are responsible for advising on specific matters, such as the Risk Committee and the Disclosure Committee.

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

All members of the Board of Directors and the Board of Executive Officers are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Board of Executive Officers are elected at meetings of the Board of Directors.

Advisory Board

At the Extraordinary and Ordinary General Meeting of April 29, 2015, given that the changes in the Company’s Bylaws were approved, the Board of Directors installed and elected the Advisory Board (“Conselho Consultivo”) that began its duties on May 1, 2015.

The Advisory Board is responsible for issuing an opinion on the matters submitted thereto by the Board of Directors.

Chairman:

Jorge Gerdau Johannpeter

Members:

Germano Hugo Gerdau Johannpeter

Klaus Gerdau Johannpeter

Frederico Carlos Gerdau Johannpeter

JORGE GERDAU JOHANNPETER (born in 1936)

• Education: Degree in Law from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1961.

• Experience: In May 2015, he became the Chairman of the Advisory Board of Gerdau S.A. and Metalúrgica Gerdau S.A. He has worked at Gerdau since 1954. He became an Executive Officer in 1971 and was appointed as a member of the Board of Directors in 1973. From 2002, after the implementation of new corporate governance structure, until December 2006, Jorge Johannpeter also held the position of Chief Executive Officer (CEO). From 1983 to April 2015, he served as Chairman of the Board of Directors of Gerdau S.A. and its parent company Metalurgica Gerdau S.A., a publicly listed company and Gerdau’s holding company, whose core business is the manufacturing of steel products in general; and Seiva S.A. - Florestas e Indústrias, a company that is part of the same group as Gerdau S.A. and whose main activity is the participation in the capital of other companies. On January 2, 2007, Jorge Gerdau Johannpeter retired from the Gerdau Executive Committee and, since then and until April 2015, he served exclusively as a member of the Board of Directors as its President.

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

• Experience: In May 2015, he became a member of the Advisory Board of Gerdau S.A. and Metalurgica Gerdau S.A. He has worked at Gerdau since 1961. He became an Executive Officer in 1971, and from 1973 to 2002, served as a member of the Board of Directors. In 2002, under the new corporate governance structure, he became Vice-Chairman of the Executive Committee of Gerdau S.A., a position he held until December 2006. From January 2007 until April 2015, he served as Vice Chairman of the Board of Directors of Gerdau S.A., its parent company Metalurgica Gerdau S.A. and Seiva S.A. - Florestas e Indústrias.

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

Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) ‘does not need to have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a board of auditors can exercise the required duties and responsibilities of an U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full board of directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005 amended the Company’s by-laws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date, approved the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter (“regimento interno”) that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange and the Board of Auditors.

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

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Carlos Roberto Schröder	02/19/1940	Effective	2015
Herculano Aníbal Alves	27/02/1953	Effective	2017
Celene Carvalho de Jesus	10/07/1955	Effective	2017
Tarcicio Beuren	15/11/1953	Alternate	2017
Artur Cesar Brenner Peixoto	09/29/1942	Alternate	2014
Roberto Pacheco Walcher	21/11/1956	Alternate	2017
Paulo Roberto Batista Machado	16/07/1977	Alternate	2017

The Shareholder’s Ordinary Meeting has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

BOLÍVAR CHARNESKI (born in 1950)

• Education: Degree in Accounting in 1974 and participant in a professional exchange program at PricewaterhouseCoopers in Atlanta, GA,  USA.

• Experience: Founder and partner since 1988 of Charneski Contadores Associados (up to 2009, Charneski — Auditores & Consultores), a company settled in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Board of Auditors Board of Auditors member (assigned as Financial Expert for SOX purposes) of Gerdau S.A. since 2011. Board of Auditors Board of Auditors member of Metalúrgica Gerdau S.A., since 2017. Board member certified by Instituto IBGC — Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. Advisory Board Member of family-owned companies. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON — Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Board of Auditors  Board of Auditorsmember of Grendene SA from 2011 to 2013. He was also a Board of Auditors Board of Auditorsmember of Forjas Taurus SA from 1998 to 2007. He is also the author of articles about business and economic scenarios, corporate governance, management, accounting and tax.

GERALDO TOFFANELLO  (born in 1950)

• Education: Degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and Postgraduate education in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS).

• Experience: He started his career at Gerdau in 1970, as tax bookkeeping assistant, and was promoted later to manager of the Tax Accounting area. He also served as manager of Accounting and Bookkeeping in Sapucaia do Sul. In 1980, he was transferred to Gerdau Açonorte, as the Accountant responsible for the northeast region companies, being promoted to Accounting Manager of this regional office in 1981. In 1983, he returned to Gerdau in Porto Alegre/RS to work at the Accounting department and also at the holding company. In 1984, he was promoted to General Manager of Accounting and Internal Audit, serving in the corporate areas of these two processes. In 1988, he was promoted to Accounting Director and later served as Accounting Director a position he held until retiring in 2012, when retired. Since 2013, he has been a member of the Board of Auditors for several companies, and he is currently a member of the Board of Auditorss of: Gerdau S.A, Metalúrgica Gerdau S.A and Ultrapar S.A. He is Founding Partner of Empresa Luzes do Mundo Ltda. He works with social entities, being a Board Member of Casa Menino Jesus de Praga and Vice President of Volunteer Partners.

CARLOS ROBERTO SCHRODER (born in 1940)

• Education: Degree in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1968.

• Experience: He worked in the following companies: (i) Petróleo Brasileiro SA - PETROBRAS, a listed company whose main activity is the prospecting, extraction, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, as Head of Cost Sector from 1966 to 1971; (ii) Siderúrgica Riograndense SA, from 1971 to 1973 as Assistant at Cost Department, and from 1973 to 1976 as Chief Accountant; (Iii) Metalurgica Gerdau SA, from 1973 to 1976 as Chief Accountant; (Iv) Companhia Siderurgica da Guanabara - Cosigua, former name of Gerdau SA from 1977 to 1981 as Accounting Manager; (v) Gerdau Group and Siderúrgica Laisa SA - Uruguay from 1981 to 1983 as Accounting Manager; (vi) Siderúrgica Riograndense SA and Siderurgica Guaira SA,  from 1983 to 1989 as Administrative and Accounting Director; (vii) Usina Siderúrgica da Bahia SA - Usiba, 1989-1996, as Executive Director; (viii) Siderrúrgica Açonorte  SA, Usina Siderúrgica da Bahia SA - Usiba and Usina Siderúrgica Cearense SA, from 1996 to 1998, as Executive Director. Currently, he is a Board of Auditors member of Metalurgica Gerdau SA and Gerdau SA.

HERCULANO ANÍBAL ALVES (born in 1953)

•  Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University — KPMG, a Portfolio Manager Certification by CVM and ANBIMA (CGA).

•  Experience: Worked in the financial market, as investment director, variable income manager and credit analyst at BRAM - Bradesco Asset Management, at ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão was Board member of Marfrig Brasil Foods (2015 - Nov / 16), was member of the Board of Auditors of the Private Equity Technology Fund of GP (2001-05), was member of the Board of Auditors of the Liquidity of Bradesco Templeton (1998 -01) and partner of Araxá Investimentos de (2015 - 2017).He is currently (i) Board Member and Member of the Statutory Audit Committee of Tim Brasil (since 2015); (ii) Member of the Board of Auditors of Cielo (since 2015), (iii) Member of the Board of Auditors of Grendene (since 2015); (iv) Member of the Board of Auditors of Gerdau SA (since 2017); (v) Substitute member in the Private Equity Fund of 2Bcapital and (vi) Partner of Barigui Gestão de Recursos (since Nov / 17).

CELENE CARVALHO DE JESUS (born in 1955)

• Education: Graduated in Accounting Sciences from UniCEUB - Centro Universitário de Brasília (1977 - 1982), with MBA in Financial Institutions Management  from Universidade Católica de Braília (2001 - 2002) and Postgraduate in Managerial Accounting from FGV - Fundação Gatúlio Vargas (1989).

• Experience: Executive Manager/Accountant of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (2002 - 2007) and Senior Analyst at the  Accounting Department of Banco do Brasil (1999 - 2002). She was a member of the Board of Directors of FIAGO Participações - in Clearance sale (2016). She acted as effective member of Auditing Committee of Banco do Brasil (2008 - 2012). She served as Member of Board of Auditors of CPFL Energia (2013 - 2016), Cooperforte (2007), Cemig (2007 and 2008), Embraer (2003 - 2005), Embratel Participações (2006), PREVI (1996 - 1998) and Sociedade de Transportes Coletivos de Brasília (1995/1996). She is a Fiscal Counselor certified by Instituto Brasileiro de Governança Corporativa - IBGC. She has served on the Board of Auditors of Gerdau S.A. since May 2017.

D.                                    EMPLOYEES

Work Force	Brazil	Other Countries	Total
2011	23.516	19.304	42.820
2012	22.658	19.211	41.869
2013	22.278	19.337	41.615
2014	20.169	19.892	40.061
2015	16.495	18.650	35.145
2016	14.960	15.054	30.014
2017	14.038	14.574	28.612

Extended Work Force*	Brazil	Other Countries	Total
2011	7.734	3.799	11.186
2012	8.147	3.303	11.450
2013	7.637	4.128	11.765
2014	6.583	4.201	10.784
2015	5.406	3.461	8.867
2016	4.992	2.970	7.962
2017	5.544	2.701	8.245

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2017, the Company employed 28,612 at its industrial units, excluding joint ventures, 49% of this total is based in Brazil and the remainder in South America, North America and India, which have 4,566, 9.210, and 798 employees, respectively.

As labor unions in Brazil and other Countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. 38% of Gerdau employees are unionized.

Gerdau maintains good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

Gerdau maintain good relations with employees. To maintain such a good working environment, the Company provides development and training opportunities, team-building programs and transparent management system. Compensation programs are designed to meet employee’s financial interests with those of Gerdau shareholders.

E.                                    STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of January 31, 2017.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Claudio Johannpeter	—	—	313,030	0.03
André Bier Gerdau Johannpeter	—	—	509,011	0.04
Richard Chagas Gerdau Johannpeter	—	—	21,419	0.00
Affonso Celso Patore	—	—	31,669	0.00
Fernando Fontes Iunes	—	—	3,690	0.00
Aod Cunha	—	—	—	—
Harley Lorentz Scardoelli	—	—	16,521	0.00
Francisco Deppermann Fortes	—	—	60,215	0.00
Gustavo Werneck da Cunha	—	—	5,956	0.00
Andre Brickmann Areno	—	—	6,982	0.00
Cesar Obino da Rosa Peres	—	—	937	0.00
Marcos Eduardo Faraco Wahrhaftig	—	—	—	—
Fladimir Batista Lopes Gauto	—	—	—	—
Mauro de Paula	—	—	—	—
Fernando Pessanha Santos	—	—	4,091	0.00
TOTAL	—	—	973,521	0.80

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

	Stock Options				Restricted Share Units				Performance Share Units
									Grant with
Names	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance	performance adjustment	Exercised	Cancelled	Balance
Jorge Gerdau Johannpeter	320.386	0	320.386	0	634.776	634.776	0	0	463.850	335.814	128.036	0
Germano H G Johannpeter	191.881	0	191.881	0	544.672	544.672	0	0	226.236	163.847	62.389	0
Klaus Gerdau Johannpeter	191.881	0	191.881	0	544.672	544.672	0	0	226.236	163.847	62.389	0
Frederico C G Johannpeter	281.485	0	281.485	0	607.488	607.488	0	0	391.180	283.216	107.964	0
Claudio Johannpeter	185.976	0	147.225	38.751	996.203	275.931	0	720.272	1.312.535	0	0	1.312.535
Affonso Celso Pastore	28.929	0	20.559	8.370	90.457	46.739	7.558	36.160	48.049	0	653	47.396
Andre Bier Johannpeter	231.158	0	154.412	76.746	1.179.677	314.980	0	864.697	1.595.647	0	0	1.595.647
Expedite Luz	41.319	0	41.319	0	94.876	87.318	7.558	0	56.229	15.863	40.366	0
Francisco D Fortes	33.027	0	18.387	14.640	162.532	50.039	0	112.493	209.130	0	0	209.130
Guilherme Gerdau Johannpeter	109.759	12.716	49.496	47.547	304.206	81.186	0	223.020	394.593	0	0	394.593
Harley Lorentz Scardoelli	16.987	0	11.653	5.334	92.026	22.388	0	69.638	123.209	0	0	123.209
Fernando Fontes Iunes	0	0	0	0	32.170	4.644	0	27.526	0	0	0	0
Richard Gerdau Johannpeter	0	0	0	0	35.530	5.316	3.360	26.854	0	0	0	0
Gustavo Werneck da Cunha	0	0	0	0	46.802	17.811	0	28.991	49.000	0	0	49.000
Fladimir Batista Lopes Gauto	19.394	0	12.782	6.612	57.578	21.030	0	36.548	67.601	0	0	67.601
Total	1.652.182	12.716	1.441.466	198.000	5.423.664	3.258.989	18.476	2.146.199	5.163.495	962.587	401.797	3.799.111

The information of exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

As of January 31, 2018, Gerdau S.A. had 571,929,945 common shares and 1,127,341,350 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2018, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	554,636,718	96.69	98,733,314	8.62
Blackrock INC.	—	—	57,457,132	5.0
Members of the board of directors and executive officers as a group (9 members)	—	—	973,521	0.80

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 96.69% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2018 there were 283,331,178  ADRs outstanding, representing 24.7% of Gerdau S.A. preferred shares and the number of record holders were 39.

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

(iii) The Company holds marketable securities in investment funds managed by a bank. These marketable securities comprise time deposits and debentures issued by major Brazilian banks and treasury bills issued by the Brazilian government.

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

			Original Amount				Outstanding Amount
Item	INTRA-GROUP AGREEMENTS Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2017	Largest amount during the period covered
1	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V. in financing from Bank of America in the amount of up to US$30,000,000.00 at the date of the agreement.	Jointly-controlled entity	97,968	07/15/2016	Jul-18	Settlement of the agreement	88,607	97,967
2	Guarantee for company Diaco S.A., in a loan with Citibank in the amount of up to US$40 million on the agreement’s date.	Jointly-controlled entity	137,700	08/03/2015	Aug-18	Settlement of the agreement	128,019	128,019
3	Bank guarantee granted to Banco de la Nación regarding the financing of Sipar Aceros SA’s Melt Shop in the amount of US$105,000,000.00.	Subsidiary	229,808	10/04/2013	Sep-18	Settlement of the agreement	20,020	332,682
4	Guarantee granted to Gerdau Steel India Ltd., in financing to the Bank of Tokyo in the amount of up to INR 2,505,600,000.00, equivalent to US$40,000,000.00 at the date of the agreement.	Subsidiary	92,996	09/06/2013	Sep-18	Settlement of the agreement	132,320	132,328
5	Guarantee granted to Siderúrgica Zuliana, C.A., in financing from Citibank up to US$15,000,000.00 at the date of the agreement.	Subsidiary	50,010	12/13/2016	Dec-18	Settlement of the agreement	33,080	47,526
6	Guarantee granted to Chilean entities Armacero and Salomon Sack in bilateral loans, in the total amount of US$65 million, equivalent in Chilean pesos.	Subsidiary	214,793	12/21/2017	Dec-18	Maturity	226,700	226,700
7	Guarantee granted to Gerdau Aços Longos SA in an agreement to purchase and sell electricity with Companhia de São Paulo, CESP, in the current amount of R$7,007,262.85.	Subsidiary	7,007	11/30/2016	Dec-18	Settlement of the agreement	7,007	7,007
8	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., obtained a financing from Sumitomo in the amount of up to MXN 990,750,000,000.00, equivalent to US$75,000,000.00 at the date of the agreement.	Jointly-controlled entity	176,145	03/13/2014	Jan-19	Settlement of the agreement	165,637	183,134
9	Guarantee granted to the Gerdau Steel India, in financing with Citibank regarding working capital loan, in the amount of up to US$1,500,000.00 equivalent in INR.	Subsidiary	5,363	02/20/2015	Feb-19	Settlement of the agreement	155,370	155,370
10	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$34,000,000.00 equivalent in ARS.	Subsidiary	83,241	10/30/2014	Sep-19	Settlement of the agreement	19,153	28,041
11	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$1,25 billion. No remuneration.	Subsidiary	2,188,125	11/24/2009	Jan-20	Settlement of the agreement	1,711,649	1,828,528
12	Guarantee for company Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$776,616,380.00 on the agreement’s date.	Subsidiary	776,616	12/04/2012	Jan-20	Settlement of the agreement	206,972	303,859
13	Guarantee for company Gerdau Açominas S.A. in a loan with NCE Banco do Brasil in the amount of up to R$430 million on the agreement’s date.	Subsidiary	430,000	03/19/2014	Feb-20	Settlement of the agreement	344,000	344,000
14	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$660 million.	Subsidiary	660,000	09/24/2013	Aug-20	Settlement of the agreement	535,000	585,000
15	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing working capital with Citibank in the amount of R$656,200,000.00 for a period of 5 years.	Subsidiary	656,200	10/30/2015	Oct-20	Settlement of the agreement	656,200	656,200
16	Guarantee granted to subsidiaries and joint ventures in revolving credit lines of up to US$800,000,000.00 with maturity in October/2020.	Subsidiaryand Jointly-controlled entity	—	10/27/2015	Oct-20	Maturity	178,200	428,000
17	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with BBVA in the amount of US$150 million equivalent to MXN.	Jointly-controlled entity	580,665	12/14/2015	Dec-20	Settlement of the agreement	417,958	462,109
18	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Banco Patagônia in the amount of US$21,023,641.08 equivalent in ARS.	Subsidiary	81,575	10/30/2015	Dec-20	Settlement of the agreement	12,521	18,165
19	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in 2010 in an amount of up to US$1,25 billion	Subsidiary	2,117,750	10/01/2010	Jan-21	Settlement of the agreement	1,570,546	3,395,619
20	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$291,959 thousand. No remuneration.	Subsidiary	437,387	06/16/2011	Feb-21	Settlement of the agreement	416,099	457,718
21	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$13,063,357.28 equivalent in ARS.	Subsidiary	42,335	09/21/2016	Sep-21	Settlement of the agreement	34,226	41,175
22	Co-guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of local credit line, in the amount of US$330,000,000.00, equivalent in MXN.	Jointly-controlled entity	1,118,535	12/07/2016	Dec-21	Settlement of the agreement	1,125,655	1,244,564
23	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$750,000,000.00.	Subsidiary	1,501,275	04/15/2013	Apr-23	Settlement of the agreement	1,792,291	1,792,399
24	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$1,165,629,000.00. No remuneration.	Subsidiary	2,606,346	04/10/2014	Apr-24	Settlement of the agreement	3,031,974	3,032,157
25	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Açominas S.A.. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Aug-24	Maturity	586,950	586,950
26	Guarantee granted to Gerdau Aços Longos S.A. in financing from the BNDES in the amount of up to R$543,413,000.00 at the date of the agreement.	Subsidiary	543,413	07/08/2008	Oct-24	Settlement of the agreement	270,318	297,830
27	Gerdau S.A. usually trades its own debentures for the parent owners. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Nov-24	Maturity	348	31,510
28	Guarantee granted to Gerdau Summit Aços Fundidos e Forjados S.A. in financing from the BNDES in the amount of up to R$130,164,000.00 at the date of the agreement.	Jointly-controlled entity	130,164	09/21/2017	Aug-25	Maturity	6,550	6,550
29	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/2009	Dec-30	Settlement of the agreement	12,216	12,216
30	Co-guarantee for Gerdau Ameristeel US Inc. in the 30-year Bond issued in May/2007 in an amount of US$51 million.	Subsidiary	46,460	05/01/2007	May-37	Settlement of the agreement	76,084	76,089
31	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$51 million.	Subsidiary	103,596	10/18/2012	Oct-37	Settlement of the agreement	168,708	168,718
32	Co-guarantee for GTL Trade Finance Inc. in the 30-years Bond issued in April/2014 in an amount of US$500 million. No remuneration.	Subsidiary	1,118,000	04/16/2014	Apr-44	Settlement of the agreement	1,654,000	1,654,100
33	Guarantee received from the company Indac Ind. Adm. E Com. S.A. for debentures from the7°, 8°, 9° and 11° issuances, with no restriction of amounts and dates. Remuneration rate of 0.95% on the due amount.	Parent company	—	—	Undetermined	Maturity	26,551	100,836
34	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. (Incorporated by Gerdau S.A.)) Sales in the period amounted to R$1,421.	Subsidiaries	—	—	Undetermined	Maturity	14,779	14,779
35	Gerdau S.A. has accounts payable derived from purchases of subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. (Incorporated by Gerdau S.A.) and Gerdau Açominas S.A.). Purchases in the period amounted to R$24,211.	Subsidiaries	—	—	Undetermined	Maturity	30,387	30,387
36	Current account (assets balance) with Gerdau Açominas S.A. Pays the monthly variation of the CDI.	Subsidiary	—	12/01/2014	Undetermined	No maturity	2,714	2,714
37	Current account (assets balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/2005	Undetermined	No maturity	2,601	2,601
38	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/2010	Undetermined	No maturity	6,093,327	6,155,589
39	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$57 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	67	67

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                                    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are party to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal counsel, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on its consolidated financial position as of December 31, 2017.

The most significant legal and administrative disputes are detailed below, as well as the amount disclosed for each dispute as of December 31, 2017, unless otherwise stated. For further information on the reserve for contingencies, see Note 17 to the Consolidated Financial Statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2017, 2016 and 2015 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2017	2016	2015	2017	2016	2015
Tax	258	1,830	1,570	1,883	1,717	1,521
Labor	517	359	288	129	107	82
Other	53	51	47	39	38	100
Total	828	2,240	1,905	2,051	1,862	1,703

As a result of the reversal of the accounting provision described below (tax provisions), relating to the discussion of the inclusion of ICMS in the PIS and COFINS calculation basis, and recognition of other accounting provisions for the year ended December 31, 2017, the Company recorded the amounts of R$ 929 million in the line of “Reversion of contingent liabilities, net (Operating Result)” and R$ 370 million, in the line of Reversion to update contingent liabilities, net (Financial Result), in its Consolidated Income Statement.

Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of ICMS from the basis of calculation of contributions to PIS and COFINS, for which judicial deposits and accounting provisions of the amounts under discussion have been updated, in both cases, by the SELIC rate. The balances recorded as of December 31, 2016 refer to the unsettled amounts of PIS and COFINS since 2009, whose liability was fully suspended, due to the realization of said deposits.

On March 15, 2017, the Federal Supreme Court (STF) analyzed a lawsuit related to this matter, and by 6 votes to 4, the following decision was taken: “The ICMS does not compose the calculation basis for PIS incidence purposes and COFINS.” The decision taken by the STF, in principle, takes effect in all the judicial proceedings in progress, due to its general repercussion. However, after the publication of the judgment on 10/2/2017, the Attorney of the National Treasury filed a motion to clarify, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the effects of the decision, which may limit the production of its effects to taxpayers.

Pursuant to paragraph 14 of CPC 25 and IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources that incorporates economic benefits to settle the obligation” will be required, among other requirements. On March 31, 2017, the Company, based on (i) the conclusion of said judgment by the STF Plenary in Extraordinary Appeal No. 574,706 / RG with general repercussion, which ruled that the inclusion of ICMS in the calculation base of PIS and COFINS was unconstitutional, and (ii) in accounting practices adopted in Brazil and international financial reporting standards (IFRS), reversed the aforementioned accounting provision. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the likelihood of loss, as to the merits judgment in said lawsuits, became remote, from that decision.

The Company emphasizes, however, that, in view of the possibility that the STF may consider the requirements for application of modulation to the case as presented, the application of such an instrument results in limiting the effects of the decision already rendered, according to paragraph 59 of IAS 37. According to the terms of the modulation, as defined by the STF, such revaluation may result in the need to establish new provisions on this theme in the future.

The balance of judicial deposits recorded on 12/31/2017, in the amount of R$1,692 million, referring to the same discussion on the inclusion of ICMS in the PIS and COFINS calculation base, awaits the procedural closure of the actions in the judiciary to be returned to the Company.

During the year ended 12/31/2017, the Company adhered to the installment program of the State of Minas Gerais (Brazil), including amounts already substantially provisioned for ICMS.

The other tax provisions comprise:

•                  R$3 million related to Tax on Circulation of Goods and Services (Imposto sobre a circulação de Mercadorias e Serviços — ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

•                  R$39 million related to discussions on Social Contribution Tax on Profits (Contribuição Social sobre o Lucro — CSLL ) and Income Tax (Imposto de Renda Pessoa Jurídica — IRPJ).

•                  R$9 million related to the Extraordinary Tariff Recomposition (Recomposição Tarifária Extraordinária — RTE), which is a charge included in the electric energy bills. The Company understands the RTE charge as of a tax nature and, as such, incompatible with the National Tax System. For this reason the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Instances of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

•                  R$164 million related to (i) compensation of Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” — PIS) and Social Security Financing Contribution (“Contribuição para o Financiamento da Seguridade Social” — COFINS) credits, and (ii) taxation of those Contributions over income in excess of sales.

•                  R$42 million related to other taxes, discussed in cases, for which the probability of loss is more likely than not.

After taking into account the opinions of our legal advisors and assessment by management, the likelihood of loss in connection with the lawsuits and proceedings listed below is deemed possible (but not probable), and, according to the accounting principles currently in force, no accounting reserves were made in connection with said proceedings.

•                  The Company and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to Tax on Circulation of Goods and Services (Imposto sobre a circulação de Mercadorias e Serviços — ICMS) — state VAT —  discussions, which essentially relate to tax credit and rate differences, and aggregately amount to R$443 million.

•                  The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Tax on Industrialized Products — (IPI), substantially related to IPI credit on inputs, whose claims total the updated amount of R$309 million; of Social Integration — PIS and Contribution for Social Security Financing — COFINS, substantially related to non-approval of offsetting of credits on inputs totaling R$439 million, (iii) social security contributions in the total of R$77 million and (iv) other taxes, which updated total amount is currently R$370 million.

•                  Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$122 million, charged on interest remitted abroad, related to export financing formalized through Pre-Settlement Agreements (PPE) or Early Payment of Exports (SAR). The company filed an appeal on January 13, 2017, which was rejected by the Brazilian Federal Revenue Service, on June 5, 2017, which is why the Company filed a Voluntary Appeal on July 4, and is currently awaiting trial in the first instance of CARF.

•                  The Company and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and legal proceedings related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), in the updated amount of R$1,489 million. These lawsuits relate to profits generated abroad, of which: (i) R$1,317 million correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., Of which (a) R$952 million correspond to a lawsuit whose administrative discussion already ended and are currently in tax enforcement, in relation to which the

Company filed motion to stay execution that are pending judgment in the first instance and (b) R$365 million  corresponds to a lawsuit in which the Company had its Voluntary Appeal partially provided for by the Company, in the first instance of the Administrative Council of Tax Appeals (CARF), and was submitted to a Special Appeal, which was partially provided by the Higher Fiscal Revenue Chamber of the CARF (CSRF), in a decision published on May 25, 2017, and is currently awaiting due diligence by the Internal Revenue Service, as determined by the CARF decision, and new appeals may be filed after the conclusion of such procedure; and (ii) R$172 million corresponds to a lawsuit filed by the Company, which had its Voluntary Appeal judged at the first instance of CARF, which was dismissed, which is why it was submitted to a Special Appeal, which is pending judgment by the Superior Chamber of Tax Appeals.

•                  The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 6,217,810 thousands, of which (i) R$ 4,963,398 thousands correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in tax enforcement; the Companies offers a judicial guarantee using a liability insurance policy, for judicial discussions on Motion to Stay Execution by the subsidiary Gerdau Aços Longos S.A. in their respective proceedings, which total the amount of R$ 3,195,379 thousands, and also by the Company, in its respective lawsuit, which amounts to R$ 364,370 thousands; the motions to stay execution are pending judgment in the first instance; (ii) R$ 600,101 thousands correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii) R$ 531,138 thousands correspond to two proceeding involving the subsidiary Gerdau Aços Longos S.A., whose voluntary appeal was dismissed in CARF’s lower tribunal and having been presented Request for Clarification against those decisions, which are pending of judgment; and (iv) R$ 123,172 thousands correspond to one proceeding involving the Company (as successor of Gerdau Aços Especiais S.A.), whose Request for Clarification, which was filed against a decision that dismissed its Voluntary Appeal, was rejected on December 7, 2017, then the Company became aware of that on December 12, 2017 and it is opposing the appropriate appeal.

Some of the decisions obtained at the CARF, along with other matters involving the Company, are included in the scope of the so-called Operation Zelotes (the “Operation”) being conducted by Brazilian federal authorities including the Judiciary Branch, for the purpose of verifying the occurrence of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, reporting to a Special Committee of the Board, to conduct an investigation to determine, among other things: (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (the “Internal Investigation”).

The Internal Investigation is ongoing, and the Company, as of the date of the approval of the Company’s Financial Statements, believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or to disclose any contingency.

The Company’s legal tax advisors have confirmed that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill, which generated the above mentioned proceedings, were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

Labor Provisions

The Company is also defending against labor proceedings, for which there is a provision as of December 31, 2017 of R$517 million. None of these processes refers to significant amounts individually, and the lawsuits mainly involve labor claims for overtime, nighttime hours in itinere, unhealthy and hazardous conditions, indemnity for occupational accidents, occupational disease and moral damages, among others. The balance of judicial deposits related to labor contingencies, as of December 31, 2017, represented R$129 million.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and reserves R$ 53 million for these actions. Deposits in guaranteed accounts related to these contingencies as of December 31, 2017 amount to almost R $ 39 million. Other contingent liabilities with remote possibility of losses, involving uncertainties related to their occurrence, and therefore not included in the contingency reserve, are comprised of:

Antitrust Proceedings

A lawsuit arising from the request by two civil construction unions in the state of São Paulo was filed, alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$245,070, updated by the judicial accounting on August 01, 2013 to R$417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the lack of a cartel. The suspension of the effects of CADE’s decision was granted by the Court, upon offer of bank guarantee letter. Sentences were handed down for the dismissal of the actions and both are found in recursal degree.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reversed.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$191 million. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal advisors.

Securities Class Action

On May 26, 2016, a securities class action complaint was filed in the United States District Court for the Southern District of New York against Gerdau and certain executives and former executives of the Company by purchasers of American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange. On August 9, 2016, the court appointed the Policemen’s Annuity and Benefit Fund of Chicago as lead plaintiff. On October 31, 2016, lead plaintiff filed an amended complaint under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a purported class of purchasers of Gerdau ADRs between April 23, 2012 and May 16, 2016. Among other things, the amended complaint alleged that the Company and certain executives had engaged in a bribery scheme involving members of the Brazilian Board of Tax Appeals (CARF), which had purportedly resulted in the nonpayment of approximately US$ 429 million in taxes and resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business, operations, and prospects being false and misleading and/or lacking a reasonable basis. The amended complaint did not specify an amount of alleged damages, and it also included claims pertaining to the transaction relating to the acquisition of equity interests described in note (c) below. On January 17, 2017, the Company filed a motion to dismiss, but before its review by the Court, the parties asked for a stay of the proceedings, so that they could engage in a mediation process. As a result of the mediation process. On July 5, 2017 lead plaintiff and the defendants reached a settlement, in the amount of US$ 15 million, which was approved by the Court on October 20, 2017. As a result, the action was dismissed, with prejudice, as against lead plaintiff and the class of purchasers of Gerdau ADRs. The amount of the settlement was substantially covered by insurance. The settlement does not acknowledge any liability by the defendants and, in the opinion of the Company and its legal advisors, was the best alternative to eliminate the uncertainties, burdens and costs to be incurred if the dispute were to continue.

Administrative proceeding — Brazilian Securities Comission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as a counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense in the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, against allegations that the operation was not justified. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

No Material Effect

Management believes that any losses arising from other contingencies will not materially affect the results of operations or the Company’s consolidated financial position. However, there is no guarantee that a final court order will be favorable in any of these or other proceedings, as well as any material adverse effects on the Company’s consolidated financial position, results or future cash flows.

Dividend Distribution Policy

Brazilian Corporate Law generally requires the by-laws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. The law requires a minimum payout of 25% of adjusted net income. Under the Company’s bylaws, this percentage has been fixed at no less than 30% of the adjusted net income (according the section 19 of the Company’s bylaws) for distribution each fiscal year.

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) uses the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2017, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 628.2 million or 3.3 % of total paid-in capital of R$ 19,249.1 million.

According to Law 9,457, holders of preferred shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on Common Shares, unless one of three exceptions described in the law holds. Gerdau S.A.’s executive directors presented a proposal at the 2002 shareholders’ meeting, to grant to both common and preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

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

As a general requirement, shareholders who are non-residents of Brazil must have their Brazilian company investments registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred shares underlying the ADRs will be held in Brazil by the Custodian as agent for the Depositary Bank (the “Depositary”). The holder of preferred shares will be the registered holder recorded in the preferred shares register.

Payments of cash dividends and distributions, if any, are made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and deliver the same U.S. dollars to the Depositary for distribution to holders of ADRs. If the Custodian is unable to convert the Brazilian currency received as dividends into U.S. dollars immediately, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by any devaluation or depreciation of the Brazilian currency relative to the U.S. dollar that may occur before such dividends are converted and remitted. Dividends in lieu of the preferred shares paid to holders who are not resident in Brazil, including holders of ADRs, are not subject to Brazilian withholding tax.

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

B.                                    SIGNIFICANT CHANGES

No significant changes to report.

Buyback Program

On January 8, 2018, the Board of Directors authorized the Company to buyback its shares within a period of up to 3 months from the date of authorization, with a limit 10,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB), representing in aggregate approximately 0.96% of the preferred shares comprising the free-float, which on November 30th, 2017 totaled 1,040,867,403 shares. The repurchased shares will serve the following purposes: (i) to meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, (ii) to be held in treasury, (iii) to be canceled or (iv) to be subsequently sold on the market.

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

Closing Price GGBR4 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low

2013	18.06	11.12	8.85	4.96
2014	17.27	7.84	7.22	2.92
2015	10.89	4.52	3.73	1.15
2016	14.62	3.27	4.31	0.79
2017	13.67	9.00	4.42	2.67

Source: Bloomberg

Closing Price GGBR4 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2016
1Q	6.71	3.27	1.85	0.79
2Q	8.31	5.55	2.35	1.54
3Q	10.29	5.97	3.18	1.79
4Q	14.62	8.84	4.31	2.72
2017
1Q	13.67	10.7	4.42	3.30
2Q	10.9	9.00	3.50	2.67
3Q	12.91	10.28	4.16	3.11
4Q	12.49	9.95	3.77	3.01

Source: Bloomberg

Closing Price GGBR4 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2017
January	13.02	10.84	4.08	3.30
February	13.67	12.23	4.42	3.93
March	13.35	10.70	4.29	3.41
April	10.90	9.30	3.50	2.96
May	10.35	9.00	3.35	2.67
June	10.28	9.02	3.11	2.71
July	11.14	10.28	3.51	3.11
August	11.85	10.56	3.77	3.39
September	12.91	10.86	4.16	3.41
October	12.05	10.70	3.71	3.34
November	11.10	9.95	3.43	3.01
December	12.49	11.05	3.77	3.38
2018
January	15.00	12.95	4.75	3.98
February	17.03	13.74	5.26	4.18
March, 29	15.65	15.07	4.74	4.56

Source: Bloomberg

The common and preferred stock are both traded in the market, but only the common stock has voting rights. According to the Company’s bylaws, however, specific rights are guaranteed to the non-voting preferred shares. See Gerdau’s bylaws, which are provided as an exhibit of this document.

American Depositary Receipts

The following table presents high and low market prices for Gerdau S.A.’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) for the periods shown:

Closing Price GGB — Annual Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2013	9.01	5.04
2014	7.26	2.89
2015	3.70	1.16
2016	4.28	0.80
2017	4.36	2.65

Source: Bloomberg

Closing Price GGB — Quarterly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2016
1Q	1.81	0.80
2Q	2.34	1.53
3Q	3.14	1.75
4Q	4.28	2.68
2017
1Q	4.36	3.37
2Q	3.53	2.65
3Q	4.08	3.02
4Q	3.74	3.00

Source: Bloomberg

Closing Price GGB — Monthly Basis (adjusted for dividends and events)

	U.S. dollars per Share
Year	High	Low
2017
January	4.05	3.14
February	4.36	3.83
March	4.24	3.37
April	3.50	2.92
May	3.30	2.65
June	3.08	2.65
July	3.48	3.05
August	3.71	3.31
September	4.08	3.38
October	3.69	3.31
November	3.36	3.00
December	3.74	3.32
2018
January	4.69	3.94
February	5.25	4.13
March, 29	4.71	4.53

Source: Bloomberg

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2013	15.52	10.03	7.64	4.49
2014	14.09	6.69	5.95	2.49
2015	8.23	3.33	3,03	0.83
2016	10.09	2.46	2,98	0.60
2017	12.88	7.67	4.14	2.34

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2016
1Q	4.85	2.46	1.35	0.60
2Q	5.85	3.90	1.65	1.09
3Q	7.29	4.32	2.25	1.29
4Q	10.09	6.43	2.98	1.98
2017
1Q	12.23	7.67	3.94	2.34
2Q	10.63	8.95	3.41	2.65
3Q	12.88	10.16	4.14	3.07
4Q	11.99	9.42	3.69	2.90

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2017
January	9.34	7.67	2.89	2.34
February	9.45	8.69	3.07	2.76
March	12.23	9.15	3.94	2.95
April	10.63	9.07	3.41	2.89
May	10.15	8.95	3.28	2.65
June	10.16	8.97	3.07	2.69
July	11.1	10.16	3.50	3.07
August	11.77	10.51	3.74	3.37
September	12.88	10.75	4.14	3.38
October	11.99	10.6	3.69	3.31
November	10.92	9.54	3.34	2.91
December	10.55	9.42	3.18	2.90
2018
January	12.88	10.88	4.01	3.34
February	13.83	11.79	4.27	3.64
March, 29	13.15	12.74	3.98	3.86

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

On March 21, 2011, CVM approved the new text of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA which became effective on May 10, 2011. As of the effective date aforementioned, therefore, the companies listed on Level 1segment of BM&FBOVESPA are subject to what has been laid out in the Corporate Governance Level 1 Listing Rules, in accordance with the changes.

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

CVM has issued Instruction N. 480, dated December 7, 2009, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. CVM Instruction N. 480/09 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to file annually with CVM a Reference Form (“Formulário de Referência”) containing all of the company’s relevant information and to update the information contained therein as soon as any relevant changes occur.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADRs have been traded in virtually every session since the first trading day. In 2017, 2.0 billion ADRs were traded, a figure 16.3% lower than in 2016, representing a trading volume of $7.0 billion, equivalent to a daily average of $27.7 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2017, a total of 1.1 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), a figure 35.6% higher than in 2016, representing a trading volume of $3.7 million, equivalent to a daily average of $30 thousand.

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

The last amendment of the Company’s by-laws was made on December 29, 2017, as follows:

•      Article 2: The Company, which shall be in existence for an undefined duration, has as its principal object, a) the participation in the capital of other companies with activities related to manufacture and sale of steel and/or metal products, some of its plants being integrated with ports, including activities of research, extraction, manufacturing, and sales of ores, the elaboration, execution and management of forestation and reforestation projects, as well as the sale, export or import of goods, the production of vegetable charcoal from its forests, the transport of goods that it has produced and its activities as a port operator, in accordance with the terms of Law No. 8,630 of February 25, 1993; e b) the exploration of the industry and the trade of steel products, rolled steel, drawn products and steel and iron articles, steel and other metals, including the representation, import and export of goods related to its industrial and commercial activities, technical assistance and service provision.

Objects and Purposes

According to the consolidated by-laws of the Company, its objects and purposes are described in the article 2, as stated below:

Article 2: The Company, which shall be in existence for an undefined duration, has as its principal object, a) the participation in the capital of other companies with activities related to manufacture and sale of steel and/or metal products, some of its plants being integrated with ports, including activities of research, extraction, manufacturing, and sales of ores, the elaboration, execution and management of forestation and reforestation projects, as well as the sale, export or import of goods, the production of vegetable charcoal from its forests, the transport of goods that it has produced and its activities as a port operator, in accordance with the terms of Law No. 8,630 of February 25, 1993; e b) the exploration of the industry and the trade of steel products, rolled steel, drawn products and steel and iron articles, steel and other metals, including the representation, import and export of goods related to its industrial and commercial activities, technical assistance and service provision.

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

In general terms, Section 153 of the Brazilian Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence, which a person normally employs in the administration of his/her own affairs.

In addition, Section154, paragraph 2 of the Brazilian Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company’s property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest, without the prior approval of a general shareholders’ meeting or the board of directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s bylaws or a general shareholders’ meeting.

Finally, Section 156 of the Brazilian Corporate Law states that: An administrator (member of the board of directors and executive officers) shall not take part in any corporate transaction in which he/she has an interest which conflicts with an interest of the corporation, nor in the decisions made by the other officers on the matter.

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

Based upon section 161, paragraph 4 of the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights shall be entitled to elect one member of the board of auditors and his alternate in a separate election. The minority shareholders shall have the same right, provided that they jointly represent ten per cent or more of the voting shares.

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

Furthermore, Section 16, sole paragraph of the Brazilian Corporate Law set forth that, unless expressly provided for, an amendment to that part of the bylaws which regulates the different classes of shares shall require the approval of the shareholders of all shares thereby affected.

On the same hand, Section 136, paragraph 1 of  the Brazilian Corporate Law states that any changes in the preferences or rights of the preferred shares, or the creation of a class of shares having priority in relation to the existing preferred shares, unless the change is authorized by our bylaws, would require the approval of the preferred shareholders in a special shareholders meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

Annual general meetings and extraordinary general meetings of shareholders

The call for the annual general meeting and extraordinary general meeting of Gerdau shall be made by a notice published on at least three occasions in the Valor Econômico, Rio de Janeiro edition, Valor Econômico, São Paulo edition, and Diário Oficial do Estado do Rio de Janeiro. The notice shall contain, in addition to the place, date and time of the general meeting, the agenda and, in the case of an amendment to the bylaws, an indication of the subject-matter.

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

C.            MATERIAL CONTRACTS

For information concerning material contracts regarding the acquisition of assets, see Item 4 — Company Information, Item 5 — Operating and Financial Review and Prospects and Item 8 — Financial Information. Gerdau S.A. has entered into financial agreements in order to finance its expansion projects and improve its debt profile. Although some of these contracts entail significant amounts, none exceed 10% of the Company’s consolidated total assets. The most significant financial agreements are described below, with the Company agreeing to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

Bonds —  The Company, through its subsidiaries Gerdau Holdings Inc. and Gerdau Trade Inc., concluded in each of 2009, 2010, 2013, 2014 and 2017, the issuance of bonds with maturities of 10 and 30 years (collectively, the “Ten/Thirty Years Bonds”).  The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2017, the outstanding balance of these bonds was R$11.9 billion.

GGWCF — In October 2017, the Company concluded the roll-over and reduction of its senior unsecured working capital facility in the amount of US$800 million.  The facility is divided into two tranches: US$200 million for Gerdau’s North American subsidiaries and US$600 million for Gerdau’s Latin American subsidiaries. On December 31, 2017, the outstanding loans under this line totaled US$54 million (R$178.6 million).

BNDES — In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion, bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2017 the outstanding amount was R$ 450.5 million.

In December 2012, the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project.  The funds are disbursed as the subsidiary carries out its own investment plans and submit to BNDES evidence of completion.  The interest rate for this credit line is determined at the time of each disbursement and is composed by TJLP and exchange rate + 2.16% a year.  The outstanding balance of this transaction was R$270.3 million as of December 31, 2017.

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the BOVESPA. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of CMN Resolution N. 1,289/87 (“Annex IV Regulations”). Currently, this mechanism is regulated by CMN Resolution N. 4,373/14 and CVM Instruction N. 560/15.

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

Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the Preferred ADRs (“Depositary”) and Itaú Unibanco S.A. (“Custodian”) on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADRs into foreign currency and remit the proceeds abroad. Subject to the provisions set forth in Annex V Regulations, holders of preferred ADRs may exchange such ADRs for the underlying Preferred Shares. In this event, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

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

In general, gains realized on the disposition of common or preferred shares (or ADRs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank. Notwithstanding, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

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

Gains realized by a Non-Resident Holder on a disposition of common or preferred shares (or ADRs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. Until December 31, 2016, this rate was 15%, as per Article 21 of Federal Law no. 8,981, of January 20, 1995. Federal Law no. 13,259, of March 16, 2016, amended said Federal Law no. 8,981/95 and, as of January 1, 2017, rendered capital gains realized by resident individuals taxable at progressive rates in brackets that vary from 15% to 22,5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17,5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not R$ 30 million; and (iv) 22,5% on gains exceeding R$ 30 million. In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains it realize on the disposition of said assets will be taxable at the fixed rate of 25% (please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept).

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

Ordinance (“Portaria”) no. 488, issued by the Brazilian Ministry of Finance on November 28, 2014, lowered the tax threshold at which countries or locations are deemed to be “Tax Favorable Jurisdictions” (see item (2), above), from 20% to 17%.

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

The gross amount of any dividend on a Preferred Share (which will include the amount of any Brazilian taxes withheld, if any) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. In the case of a Preferred Share, but not a Preferred ADR, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend. In the case of a dividend received in respect of a Preferred ADR, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for hedged positions, any dividend that a non-corporate U.S. holder receives on a Preferred Share generally will be subject to a maximum Federal income tax rate of 20% if the dividend is a “qualified dividend.” A dividend on a Preferred Share will be a qualified dividend if (i) the Preferred Shares are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the Preferred Share (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).

The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2017 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income.” A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares to the extent the U.S. holder has not held the Preferred Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred Shares are not counted toward meeting the 16-day holding period required by the statute. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation.

U.S. holders should be aware that the IRS has expressed concern that parties by whom ADSs are held or to whom they are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2017 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Information Reporting and Backup Withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. holders that hold certain specified foreign financial assets in excess of $50,000 are subject to U.S. return disclosure obligations (and related penalties). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. holders may be subject to these reporting requirements unless their Preferred Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Dividends paid on, and proceeds from the sale or other taxable disposition of, a Preferred Share to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 24%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F.            DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission and XBRL - eXtensible Business Reporting Language.  Its filings are available through the EDGAR system and XBRL at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at www.gerdau.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. das Nações Unidas, 8501/ 8th floor — São Paulo-SP — 05425-070— Brazil or calling 55-11-3394 6300 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Foreign currency sensitivity analysis

As of December 31, 2017, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 129,209 thousands and R$ 79,088 thousands after the effects arising from the changes in the net investment hedge described in note 15.g - (R$ 253,294 thousands and R$ 177,711 thousands as of December 31, 2016, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 54,908 thousands as of December 31, 2017 (R$ 63,416 thousands as of December 31, 2016) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2017, totals R$ 369,176 thousands (R$ 376,517 thousands as of December 31, 2016) and the variation in the price of raw materials and other inputs totals R$ 234,239 thousands as of December 31, 2017 (R$ 228,637 thousands as of December 31, 2016). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Credit risk

This risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the Company has adopted the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2017, the depositary reimbursed the Company in the amount of R$ 6.1 million (equivalent to US$ 1.9 million considering the average quotation in 2017).

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2017, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck, the Chief Financial Officer and Executive Vice President, Harley Lorentz Scardoelli, the Legal Director, Andre Areno, the Accounting Director Clemir Uhlein and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Please see Exhibits 12.01 and 12.02 for the certifications required by this Item.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2017, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2017.

KPMG Auditores Independentes, an independent registered certified public accounting firm, has audited and issued their report on the Consolidated Financial Statements of the Company and the effectiveness of the Company’s internal controls over financial reporting, which appears herein.

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

The code is organized according to the Company’s values which are: (a) Be the Customer’s choice, (b) Safety above all, (c) Respected, engaged and fulfilled Employees, (d) Pursuing excellence with simplicity, (e) Focus on results, (f) Integrity with all stakeholders and, (g) Economic, social and environmental sustainability.

The code instructs all employees to follow a number of steps when reporting suspected breaches or violations with no fear of demotion, reprisal or retaliation. The company has implemented an Ethics Helpline to which all employees and third parties may refer in the case of any violations of the code, assuring confidentiality, anonymity and two-way communication for any needed follow-up.

The purpose and the contents of the current Code of Ethics have been made public to all employees and board of directors and have been the object of periodically in-company training.  For third parties there is a Code of Ethics with the same content, but in a language for its employees.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were KPMG  for the year ended December 31, 2017 and PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2016:

	2017	2016
Audit fees	8,751	14,368
Audit-related fees	—	290
All other fees	715	74
Total	9,466	14,732

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

The Company has a permanent Board of Auditors that consists of three but up to five members and three but up to five alternates and which has ordinary meetings every two months. The members of the Gerdau S.A.’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau S.A. believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter and which the Gerdau S.A. believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, Gerdau S.A. believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices - Board of Auditors”.

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

During the calendar year of 2017 the Company did not purchase any shares of its own issuance.

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

4.01	Gerdau SA Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

11.01	Code of Ethics*****

12.01	Certification of the Chief Executive Officer under Item 15

12.02	Certification of the Chief Financial Officer under Item 15

13.01	Certification pursuant to 18 U.S.C. Section 1350 †

13.02	Certification pursuant to 18 U.S.C. Section 1350 †

23.01	Consent of KPMG Auditores Independentes

23.02	Consent of PricewaterhouseCoopers Auditores Independentes

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

	By:	/s/ Harley Lorentz Scardoelli
	Name:	Harley Lorentz Scardoelli
Dated: April 2, 2018	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2017 and 2016

and for each of the three years in the period

ended December 31, 2017

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gerdau S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2017.

Porto Alegre, Brazil
April 2, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Gerdau S.A.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2016 and the related consolidated statements of income/(loss), of comprehensive income/(loss), of changes in equity and of cash flows for each of the two years in the period ended December 31, 2016 present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil, March 14, 2017

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2017 and 2016

In thousands of Brazilian reais (R$)

	Note	2017	2016
CURRENT ASSETS
Cash and cash equivalents	4	2,555,338	5,063,383
Short-term investments
Held for Trading	4	821,518	1,024,411
Trade accounts receivable - net	5	2,798,420	3,576,699
Inventories	6	6,701,404	6,332,730
Tax credits	7	402,429	504,429
Income and social contribution taxes recoverable		487,633	623,636
Unrealized gains on financial instruments	15	—	2,557
Assets held for sale	3.4	3,745,634	—
Other current assets		469,737	668,895
		17,982,113	17,796,740

NON-CURRENT ASSETS
Tax credits	7	30,841	56,703
Deferred income taxes	8	3,054,393	3,407,230
Unrealized gains on financial instruments	15	—	10,394
Related parties	18	51,839	57,541
Judicial deposits	17	2,051,181	1,861,784
Other non-current assets		542,973	447,260
Prepaid pension cost	19	1,149	56,797
Investments in associates and jointly-controlled entities	9	1,280,299	798,844
Goodwill	11	7,891,142	9,470,016
Other Intangibles	12	972,089	1,319,941
Property, plant and equipment, net	10	16,443,742	19,351,891
		32,319,648	36,838,401

TOTAL ASSETS		50,301,761	54,635,141

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2017 and 2016

In thousands of Brazilian reais (R$)

	Note	2017	2016
CURRENT LIABILITIES
Trade accounts payable		3,179,954	2,743,818
Short-term debt	13	2,004,341	4,458,220
Taxes payable	16	284,101	341,190
Income and social contribution taxes payable		70,242	74,458
Payroll and related liabilities		443,859	464,494
Employee benefits	19	253	409
Environmental liabilities	20	21,928	17,737
Unrealized losses on financial instruments	15	—	6,584
Liabilities held for sale	3.4	1,084,032	—
Other current liabilities		625,410	514,599
		7,714,120	8,621,509

NON-CURRENT LIABILITIES
Long-term debt	13	14,457,315	15,959,590
Debentures	14	47,928	165,423
Deferred income taxes	8	82,686	395,436
Unrealized losses on financial instruments	15	1,267	—
Provision for tax, civil and labor liabilities	17	827,883	2,239,226
Environmental liabilities	20	63,263	66,069
Employee benefits	19	1,424,611	1,504,394
Obligations with FIDC	21	1,135,077	1,007,259
Other non-current liabilities		653,670	401,582
		18,693,700	21,738,979

EQUITY	22
Capital		19,249,181	19,249,181
Treasury stocks		(76,085)	(98,746)
Capital reserves		11,597	11,597
Retained earnings		3,315,374	3,763,207
Operations with non-controlling interests		(2,870,831)	(2,873,335)
Other reserves		4,015,965	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		23,645,201	24,028,136

NON-CONTROLLING INTERESTS		248,740	246,517

EQUITY		23,893,941	24,274,653

TOTAL LIABILITIES AND EQUITY		50,301,761	54,635,141

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2017, 2016 and 2015

In thousands of Brazilian reais (R$), except for per share data

	Note	2017	2016	2015

NET SALES	24	36,917,619	37,651,667	43,581,241

Cost of sales	29	(33,312,995)	(34,187,941)	(39,290,526)

GROSS PROFIT		3,604,624	3,463,726	4,290,715

Selling expenses	29	(524,965)	(710,766)	(785,002)
General and administrative expenses	29	(1,129,943)	(1,528,262)	(1,797,483)
Other operating income	29	260,618	242,077	213,431
Other operating expenses	29	(168,887)	(114,230)	(116,431)
Impairment of assets	28	(1,114,807)	(2,917,911)	(4,996,240)
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	3.4	(721,682)	(58,223)	—
Reversal of contingent liabilities, net	17	929,711	—	—
Equity in earnings of unconsolidated companies	9	(34,597)	(12,771)	(24,502)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,100,072	(1,636,360)	(3,215,512)

Financial income	30	226,615	252,045	378,402
Financial expenses	30	(1,726,284)	(2,010,005)	(1,780,366)
Exchange variations, net	30	(4,057)	851,635	(1,564,017)
Reversal of monetary update of contingent liabilities, net	17	369,819	—	—
Gains and losses on financial instruments, net	30	(9,441)	(38,930)	87,085

INCOME (LOSS) BEFORE TAXES		(43,276)	(2,581,615)	(6,094,408)

Current	8	(313,758)	(110,511)	(158,450)
Deferred	8	18,367	(193,803)	1,656,872
Income and social contribution taxes		(295,391)	(304,314)	1,498,422

NET INCOME (LOSS)		(338,667)	(2,885,929)	(4,595,986)

ATTRIBUTABLE TO:
Owners of the parent		(359,360)	(2,890,811)	(4,551,438)
Non-controlling interests		20,693	4,882	(44,548)
		(338,667)	(2,885,929)	(4,595,986)

Basic earnings/(loss) per share - preferred and common - (R$)	23	(0.21)	(1.70)	(2.69)

Diluted earnings/(loss) per share - preferred and common - (R$)	23	(0.21)	(1.70)	(2.69)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

for the years ended December 31, 2017, 2016 and 2015

In thousands of Brazilian reais (R$)

	2017	2016	2015
Net income (loss) for the year	(338,667)	(2,885,929)	(4,595,986)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	(16,745)	(251,195)	417,961
Cumulative translation adjustment	409,280	(5,036,586)	8,835,306
Recycling of cumulative translation adjustment to net income	(76,430)	(1,237,175)	—
Unrealized (Losses) Gains on net investment hedge	(148,560)	1,679,312	(3,613,178)
Cash flow hedges
Unrealized (Losses) Gains	(11,364)	212	17,283
	156,181	(4,845,432)	5,657,372
Items that will not be reclassified subsequently to profit or loss
Remeasurement on defined benefit pension plan	(115,880)	(42,181)	32,962
	(115,880)	(42,181)	32,962
Other comprehensive income (loss), net of tax	40,301	(4,887,613)	5,690,334

Total comprehensive income (loss) for the year, net of tax	(298,366)	(7,773,542)	1,094,348

Total comprehensive income/(loss) attributable to:
Owners of the parent	(325,260)	(7,743,624)	1,035,164
Non-controlling interests	26,894	(29,918)	59,184
	(298,366)	(7,773,542)	1,094,348

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2017, 2016 and 2015

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2015 (Note 22)	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	—	(1,732,962)	(2,472,853)	(923)	5,874,714	(347,847)	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net loss	—	—	—	—	—	—	(4,551,438)	—	—	—	—	—	—	(4,551,438)	(44,548)	(4,595,986)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(3,610,435)	17,007	9,147,164	32,866	—	5,586,602	103,732	5,690,334
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(4,551,438)	—	(3,610,435)	17,007	9,147,164	32,866	—	1,035,164	59,184	1,094,348
Supplementary dividend	—	—	—	—	—	944	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)	(409)	(537)
Treasury stocks	—	(186,033)	—	—	—	—	—	—	—	—	—	—	—	(186,033)	(3,038)	(189,071)
Stock option exercised during the year	—	35,812	—	—	—	(3,275)	—	—	—	—	—	—	—	32,537	3,365	35,902
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(1,144,526)	—	—	—	—	—	(1,144,526)	(824,711)	(1,969,237)
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(4,551,438)	4,551,438	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(252,976)	—	—	—	—	—	—	—	(252,976)	(3,524)	(256,500)
Balance as of December 31, 2015 (Note 22)	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net loss	—	—	—	—	—	—	(2,890,811)	—	—	—	—	—	—	(2,890,811)	4,882	(2,885,929)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	1,678,852	239	(6,489,813)	(42,091)	—	(4,852,813)	(34,800)	(4,887,613)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(2,890,811)	—	1,678,852	239	(6,489,813)	(42,091)	—	(7,743,624)	(29,918)	(7,773,542)
Stock option expenses recognized in the year	—												51,230	51,230	184	51,414
Treasury stocks	—	(95,343)	—	—	—	—	—	—	—	—	—	—	—	(95,343)	(27)	(95,370)
Stock option exercised during the year	—	10,461	—	—	—	(4,965)	—	—	—	—	—	—	—	5,496	64	5,560
Assignment of preferred shares	—	369,499	—	—	—	(163,699)	—	—	—	—	—	—	—	205,800	—	205,800
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	4,153	—	—	—	—	—	4,153	(6,405)	(2,252)
Destination of net income proposed to the shareholders
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(2,890,811)	2,890,811	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(85,377)	—	—	—	—	—	—	—	(85,377)	(1,963)	(87,340)
Balance as of December 31, 2016 (Note 22)	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	—	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653
2017 Changes in Equity
Net loss	—	—	—	—	—	—	(359,360)	—	—	—	—	—	—	(359,360)	20,693	(338,667)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(148,548)	(11,351)	309,385	(115,386)	—	34,100	6,201	40,301
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(359,360)	—	(148,548)	(11,351)	309,385	(115,386)	—	(325,260)	26,894	(298,366)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	5,633	5,633	15	5,648
Stock option exercised during the year	—	22,661	—	—	—	(3,011)	—	—	—	—	—	—	—	19,650	32	19,682
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	2,504	—	—	—	—	—	2,504	(21,698)	(19,194)
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(359,360)	359,360	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(85,462)	—	—	—	—	—	—	—	(85,462)	(3,020)	(88,482)
Balance as of December 31, 2017 (Note 22)	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	—	(2,870,831)	(4,552,984)	4,972	8,841,450	(472,458)	194,985	23,645,201	248,740	23,893,941

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2017, 2016 and 2015

In thousands of  Brazilian reais (R$)

	Note	2017	2016	2015

Cash flows from operating activities
Net income (loss) for the year		(338,667)	(2,885,929)	(4,595,986)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	2,092,551	2,535,955	2,607,909
Impairment of Assets	28	1,114,807	2,917,911	4,996,240
Equity in earnings of unconsolidated companies	9	34,597	12,771	24,502
Exchange variation, net	30	4,057	(851,635)	1,564,017
Losses (Gains) on financial instruments, net	30	9,441	38,930	(87,085)
Post-employment benefits		192,724	229,767	233,287
Stock based remuneration		35,576	46,683	48,589
Income tax	8	295,391	304,314	(1,498,422)
Gains on disposal of property, plant and equipment		(69,510)	(43,340)	(3,971)
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	3.4	721,682	58,223	—
Allowance for doubtful accounts	5	18,342	68,781	127,701
Provision for tax, labor and civil claims	17	(110,281)	347,882	323,314
Reversal of contingent liabilities, net	17	(929,711)	—	—
Interest income on investments		(75,387)	(107,980)	(153,631)
Interest expense on loans	30	1,323,448	1,540,797	1,471,526
Reversal of monetary update of contingent liabilities, net	17	(369,819)	—	—
Interest on loans with related parties	18	(95)	2,457	(2,712)
(Reversal) Provision for net realisable value adjustment in inventory	6	(20,195)	(31,492)	17,536
		3,928,951	4,184,095	5,072,814
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable		(54,690)	64,805	1,219,605
(Increase) Decrease in inventories		(1,269,455)	794,591	1,977,361
Increase (Decrease) in trade accounts payable		800,164	110,466	(768,627)
Increase in other receivables		(371,745)	(275,938)	(270,391)
Decrease in other payables		(56,909)	(287,487)	(509,227)
Dividends from joint ventures		40,644	124,495	52,769
Purchases of trading securities		(2,390,104)	(880,436)	(1,958,522)
Proceeds from maturities and sales of trading securities		2,905,411	1,089,972	3,929,971
Cash provided by operating activities		3,532,267	4,924,563	8,745,753

Interest paid on loans and financing		(1,330,116)	(1,240,165)	(946,041)
Income and social contribution taxes paid		(126,023)	(168,032)	(637,394)
Net cash provided by operating activities		2,076,128	3,516,366	7,162,318

Cash flows from investing activities
Purchases of property, plant and equipment	10	(873,329)	(1,323,891)	(2,324,718)
Proceeds from sales of property, plant and equipment, investments and other intangibles		554,457	308,694	90,942
Purchases of other intangibles	12	(37,939)	(54,044)	(126,428)
Payment for business acquisitions, net of cash of acquired entities		—	—	(20,929)
Capital increase in jointly-controlled entity		(178,670)	—	(40,524)
Net cash used in investing activities		(535,481)	(1,069,241)	(2,421,657)

Cash flows from financing activities
Purchase of treasury shares		—	(95,343)	(189,071)
Dividends and interest on capital paid		(86,386)	(85,962)	(358,226)
Proceeds from loans and financing		3,265,860	2,455,371	3,042,783
Repayment of loans and financing		(7,241,401)	(4,605,406)	(5,028,386)
Intercompany loans, net		5,797	(6,492)	30,126
Increase in controlling interest in subsidiaries		—	—	(339,068)
Net cash used in financing activities		(4,056,130)	(2,337,832)	(2,841,842)

Exchange variation on cash and cash equivalents		7,438	(693,990)	699,290

(Decrease) Increase in cash and cash equivalents		(2,508,045)	(584,697)	2,598,109
Cash and cash equivalents at beginning of year		5,063,383	5,648,080	3,049,971
Cash and cash equivalents at end of year		2,555,338	5,063,383	5,648,080

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on April 2, 2018.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective for December 31, 2017.

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

b) Investments in Joint ventures and Associate companies

Joint ventures are those in which the control is held jointly by the Company and one or more partners. An associate company is one in which the Company exercises significant influence, but over which it does not have control. Investments in joint ventures and associate companies are recorded under the equity method of accounting.

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

b) Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are translated into Brazilian reais, which is the functional currency of the Company and the reporting currency of its Consolidated Financial Statements.

c) Group Companies

Income and loss from operations and financial position of all subsidiaries included in the Consolidated Financial Statements, along with equity method of accounting, which have functional currencies different from the Company’s reporting currency are translated into the reporting currency as follows:

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

d) Hyperinflation in Venezuela

Venezuela is considered a hyperinflationary economy and, for this reason, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated at the measurement currency unit at the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela. The exchange rate used to translate the Venezuela subsidiary financial statements from local currency (Bolívar Forte) to Real considers the local exchange rate known as SIMADI (Sistema Marginal de Divisas), which is used in conversions from Bolívar Forte to American Dollar as a reference to local currency translation into Real. This rate is equivalent to 1,011.19 Bolívar Forte to each 1 Real as of December 31, 2017 (206.61 Bolivar Forte to each 1 Real as of December 31, 2016).

2.3 - Financial Assets

The Company measures its derivative financial instruments based on their fair value on the balance sheet date, being the most relevant evidence of fair value the quotations obtained from market participants. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would have settled the transactions on the balance sheet date.

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

c) Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are, subsequently, remeasured to their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated or not as a hedging instrument and for which hedge accounting has been adopted. If this is the case, the method also depends on the nature of the item being hedged as well as the effectiveness of the hedging relationship. As described in note 15, the Company applies hedge accounting.

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

f) Short-term Investments

Held for trading securities are stated at fair value and recognized through profit and loss (held for trading), since the purpose of the investment is to earn short-term gains. Interest, monetary corrections, and exchange variation, when applicable, as well as changes in fair value are recognized in the income statement when incurred.

g) Trade Accounts Receivable

Trade accounts receivable are stated at amortized cost and accounts receivable from foreign customers are translated based on the exchange rates in effect at the balance sheet date. The allowance for doubtful accounts is determined based on a risk assessment, which considers historical losses, the individual situation of each customer and the situation of the economic group to which they belong, available collateral and guarantees and the opinion of legal counsel. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided in note 5.

The Company’s maximum exposure to credit risk is its balance of trade accounts receivable, net of allowance for doubtful accounts. The credit quality of the current trade accounts receivable is considered proper and the amount of the effective risk of eventual losses in trade accounts receivable is presented as allowance for doubtful accounts.

h) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events have occurred after the initial recognition of the financial asset and such event or events had a negative impact on the estimated future cash flows of the investment.  The criteria used to determine whether there is evidence of an impairment loss include, among other factors: (i) significant financial difficulty of the issuer or debtor, and (ii) domestic or local economic conditions that correlate with defaults on the assets in portfolio.

2.4 — Inventories

Inventories are measured at the lower of historical average cost of acquisition or production and net realizable value. The acquisition and production costs include transportation, storage and non-recoverable taxes.

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and selling expenses directly related. Information regarding the allowance for adjustments to net realizable value is presented in note 6.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated. The Company monthly capitalizes the construction costs of qualified assets, which are assets that, necessarily, require a substantial period of time to be finished for its intended use, the borrowing costs as part of the acquisition cost of the property, plant and equipment under construction based on the following capitalization criteria: (a) the capitalization period begins when the property, plant and equipment item is under construction in process and the capitalization of borrowing costs ceases when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans for the acquisition of property, plant and equipment; (c) borrowing costs capitalized do not exceed the interest expenses during the capitalization period; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

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

2.6 — Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired, liabilities assumed and identifiable contingent liabilities of a subsidiary, joint venture, or associate company, at the respective acquisition date.

Goodwill is recorded as an asset and recorded under “Goodwill” account. Goodwill is not amortized and is subject to impairment tests annually or whenever there are indications of potential impairment. Any impairment loss is recorded as an expense in the income statement and cannot be reversed. Goodwill is allocated to the operating segments, which represents the lowest level at which goodwill is monitored by management.

Goodwill that forms part of the carrying amount of an investment in an associate or a joint venture is not separately recognized. The entire carrying amount of the investment in associate or joint venture is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, whenever evidence is available that the investment may be impaired.

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

The Company believes that there is no likelihood that may occur a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

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

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a cash flow hedge instrument is sold, terminated, expires or is exercised, the hedge is discontinued prospectively, however the cumulative unrealized gains and losses remains registered in comprehensive income when the hedged item is registered in the statement of income. When a transaction is no longer expected to occur, the cumulative gains and losses are immediately reclassified to the income statement. In the net investment hedge the amount registered is reclassified to the income statement when the hedged investment is disposed of. Additionally, changes in the fair value of financial instruments not designated for hedge are registered as Gain and losses on financial instruments, net, in the income statement.

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with enacted tax rate in effect at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint venture operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution in accordance with the tax bases. The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax are recognized in income unless they are recognized for a business combination, or for items directly recognized in equity through other comprehensive income.

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred income tax and social contribution are recognized in full on the differences generated between assets and liabilities recognized for tax purposes and corresponding to amounts recognized in the Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the balance sheet date and applicable when the respective income and social contribution taxes are paid. Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which the temporary differences can be used and tax losses can be compensated.

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

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plans are recorded based on actuarial calculations performed every year by independent actuaries and reviewed by management, using the projected unit credit method, net of the plan assets, when applicable, and the related costs are recognized over the employees’ service period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions by the Company.

Actuarial remeasurement arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in the Statement of Comprehensive Income as described in Note 19.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial calculations consider other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

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

2.14 — Dividends and Interest on equity

Dividend payments are recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. requires dividends of not less than 30% of the annual net income; therefore, Gerdau S.A. records a liability at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

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

2.17 - Use of Estimates

In the preparation of the Consolidated Financial Statements estimates are required to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to the recoverable amount of long-lived assets (note 28), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), recoverable amount of deferred income taxes (note 8), estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (note 19), and long-term incentive plans through the selection of the valuation model and rates (note 25). Actual results could differ from those estimates.

2.18 - Business Combinations for the Financial Statements

a) Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired entity is remeasured at fair value at acquisition date (i.e. the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts related to the Company’s interest in the acquired company before the acquisition date, which also includes previous amounts recognized in “Other comprehensive income,” are reclassified to profit or loss, which considers same treatment as if that interest were disposed of.

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

2.19 — Segment Information

The bodies responsible for making operational decisions, allocating resources and evaluating performance include the Board of Executive Officers and the Board of Directors. The information presented to the senior management with the respective performance of each segment is derived from the records kept in accordance with accounting practices, with some reallocations between the segments.

The Company’s segments are as follows: Brazil Operations (includes operations of steel and iron ore in Brazil, except Special Steel), North America Operations (includes all operations in North America, including the joint venture in Mexico and associate company in Mexico, with the exception of Special Steel), South America Operations (includes all operations in South America, except Brazil and includes the Joint venture in Dominican Republic and Colombia) and Special Steel Operations (including special steel operations in Brazil, United States and India).

2.20 — Earnings per Share

The tables presented in note 23 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments considered antidilutive that should be excluded from the calculation of diluted EPS. The calculation of diluted earnings per share has been based on weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares. Instruments with dilutive potential effects are represented by the share-based payments discussed in note 25.

2.21 — Long-term incentive plans

The Company settles the stock options plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company has also granted the following long-term incentive plans: Stock Options, Restricted Shares, Share Appreciation Rights and Performance Shares, as presented in note 25.

2.22 — Assets and liabilities held for sale

The Company presents assets and liabilities of entities held for sale in specific lines of the Balance Sheet, denominated Assets held for sale and Liabilities held for sale, respectively, until the closing of the sale operation, which is expected to be completed in up to one year from the date of classification as held for sale. The Company measures the net assets classified as held for sale at the lower of their carrying amount and fair value less costs to sell. The reclassification of assets and liabilities to assets held for sale and liabilities held for sale is a non-cash transaction and it does not affect the Consolidated Statements of Cash Flows.

2.23 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting standards and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2018 and/or after.

• IFRS 9 - Financial Instruments. It replaces IAS 39 and it is effective for years beginning on or after January 1, 2018. IFRS 9 contains a new approach to the classification and measurement of financial assets that should reflect the business model and expectation of cash flow used by the Company in the management of its financial assets. Financial assets will be classified into three categories, which are: (i) measured at amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss. The standard eliminates the categories in IAS 39: “held to maturity”, “loans and receivables” and “available for sale”. IFRS 9 replaces the “losses incurred” model with a prospective “expected credit loss” model. This change will require a judgment on how the change or expectation of change in economic factors affects the expected credit losses, which will be determined on the basis of weighted probabilities. The Company’s financial assets represented by cash and cash equivalents, trade accounts receivable and other assets have not presented an increase in credit risk and there is also no expectation of an increase in credit risk as of December 31, 2017 and no significant increase in the provision for expected losses in relation to Provision for credit risk. The impacts arising from IFRS 9 on the Company’s equity at January 1, 2018 are immaterial, and any differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will be recognized in retained earnings at January 1, 2018.

• IFRS 15 - Revenue from Contracts with Customers and subsequently the issuance of document for clarification on this standard.

IFRS 15 provides a comprehensive framework for determining whether, when and by what amount a revenue should be recorded. This pronouncement replaces IAS 18 - Revenues and IAS 11 - Construction Contracts and will be effective for fiscal years beginning on or after January 1, 2018. IFRS 15 provides more detail for revenue recognition, stating that it should be recorded when the performance obligation is met, ie when the “control” of the goods or services of a particular transaction is transferred to the customer and establishing, also, more detail in the disclosures. Revenues are currently recognized when the products are delivered to the customer, and the performance obligation is fulfilled at that time. Revenue is recognized at this time as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products. In accordance with IFRS 15, revenue must be recognized when the customer obtains control of the products. Based on this, the Company does not expect a significant impact on its Financial Statements by the adoption of IFRS 15. Additionally, based on the Company’s assessment, the fair value and sales prices and conditions agreed with the clients (such as discounts and shipping costs) are broadly similar, the Company does not expect the application of IFRS 15 to result in material differences in recognition and measurement of revenue. For the purposes of the transition requirements the company intends to apply the retrospectively method with the cumulative effect of initially applying this standard recognized as an adjustment to the opening balance of retained earnings at January 1, 2018. No adjustment is expected at the transition date.

• IFRS 16 - Lease. Establishes aspects of recognition, measurement and disclosure of leases. This standard is effective for fiscal years beginning on or after January 1, 2019. The Company is in initial evaluation process of impacts on its financial statements of the adoption of the standard, however, no material impacts are expected considering the relevance of current lease contracts.

• Amendments to IFRS 2 - Classification and Measurement of Share-based Payment Transactions. It addresses changes in some paragraphs to better clarify the application of the standard. This change in the standard is effective for years beginning on or after January 1, 2018 and it will not have material impact in the Company’s Financial Statements.

• IFRIC 23 — Uncertainty over Income Tax Treatments. Establishes aspects of recognition and measurement of the IAS 12 when there are uncertainties about the treatment of income tax related to tax assets or liabilities and current or deferred taxes, based on taxable income, tax losses, taxable bases, unused tax losses, unused tax credits and tax rates. This interpretation is effective for fiscal years beginning on or after January 1, 2019. The Company is evaluating the impacts on its Financial Statements, however, no material impact is expected in the Company’s Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2017	2016	2015

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.36	99.35	99.35
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.12	99.11	99.11
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	10.69	70.93	65.75
Gerdau Holdings Europa S.A. and subsidiaries	Spain	—	—	100.00
Gerdau América Latina Participações S.A.	Brazil	—	99.12	99.12
Gerdau Chile Inversiones Ltda. and subsidiaries (5)	Chile	99.00	99.00	99.99
Gerdau Aços Especiais S.A.	Brazil	—	99.55	99.56
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (6)	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (note 3.4)	Colombia	—	99.68	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (7)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	—	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (8)	Argentina	99.98	99.96	99.96
Cleary Holdings Corp.	Colombia	—	—	100.00
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	98.90	98.90	98.90

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalurgica Gerdau S.A. in the investment fund is 51.11% in 2017, 91.58% in 2016 and 82.64% in 2015.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Gerdau Reinforcing Steel, Gerdau Ameristeel Sayreville Inc.,

TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Banco JP Morgan S.A..

(5) Subsidiaries: Aza Participaciones S.A., Gerdau Aza S.A., Armacero Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A..

(6) Subsidiaries: Gerdau Hungria y Cia SRC, Bogey Holding Company Spain S.L.

(7) Subsidiaries: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(8) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	2017	2016	2015
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	50.00	50.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	45.00	45.00	45.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	—	—
Diaco S.A.	Colombia	49.87	—	—

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

On January 5, 2017, Gerdau S.A. subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assests and liabilities, which were valued by specialized independent valuation firm. On January 31, 2017, the Extraordinary General Meeting of Gerdau Summit Aços Fundidos e Forjados S.A. was held, where Sumitomo Corporation and The Japan Steel Works, Ltd. subscribed capital stock in this company, and a joint control agreement was signed among the partners. Accordingly, Gerdau Summit Aços Fundidos e Forjados S.A. will have accounting treatment of a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest and will not have a significant impact on the Company’s total Assets.

On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management, which is already partner in its operation in the Dominican Republic. The new company’s assets are Gerdau’s long-steel industrial units in Colombia, with an annual installed steel capacity of 674 thousand tons. The transaction attributed an economic value to the joint venture of US$ 165 million (equivalent to R$ 546 million). The transaction is aligned with the process to optimize Company’s assets with focus on profitability and deleveraging and allowed the Company to reduce its indebtedness and working capital levels in the amounts of R$ 226 million and R$ 175 million, respectively. Due to this transaction, Diaco started to have accounting treatment of joint venture in Consolidated Financial Statements with a 49.87% interest.

The summarized financial information of the joint venture, accounted for under the equity method, is shown as follows:

	Joint ventures
	2017	2016
Net income	(91,553)	(126,723)
Total comprehensive income	(91,553)	(126,723)

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	2017	2016	2015
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Corsa Controladora, S.A. de C.V. and subsidiaries	Mexico	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries	Guatemala	—	—	30.00

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

The summarized financial information of the associate companies, accounted for under the equity method, is shown as follows:

	Associate Companies
	2017	2016
Net income	26,099	141,023
Total comprehensive income	26,099	141,023

3.4 — Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company

I) Subsidiaries, Associate company and Joint ventures

In 2017, as a result of the operation described in note 3.2, the Company received US$ 44.7 million in cash (equivalent to R$ 147.9 million) and recognized an expense of R$ 72.5 million in the line gains and losses on assets held for sale and sales of interest in subsidiaries and associate company in its Statement of Income, mainly due to the adjustment to fair value of the remaining interest in accordance to IFRS.

In the second quarter of 2016, the Company completed the sale of its special steel producer Gerdau Holdings Europa S.A. in Spain to Clerbil SL, an investment group with international experience formed by local executives of the Company. The enterprise value of the transaction was € 155 million (equivalent to R$ 621 million) and the sale agreement provides the possibility of receiving an additional up to € 45 million (equivalent to R$ 180 million) in the end of five years, depending on the future performance of the business. As a result of the transaction, the Company have receivables amounting to € 28.9 million and € 32.5 million (equivalent to R$ 121 million and R$ 112 million) as of December 31, 2017 and 2016, respectively and registered an expense of R$ 105 million in the gains and losses on assets held for sale and sales of interest in subsidiaries and associate company in its Consolidated Statements of Income.

In the fourth quarter of 2016, the Company sold its interest in the associate company Corporación Centroamericana del Acero S.A. in Guatemala to the current controlling shareholders of this company for US$ 70 million (equivalent to R$ 222.7 million at the sale date) and its subsidiary Cleary Holdings Corp. coke producer and coking coal reserves holder in Colombia to Trinity Capital S.A.S. jointly with local executives, for US$ 30.2 million (equivalent to R$ 102.6 million at the selling date). As a result of these transactions, the Company have receivables amounting to US$ 16 million and US$ 79 million (equivalent to R$ 52 million and R$ 257 million) as of December 31, 2017 and 2016, respectively and registered a gain of R$ 47 million in the gains and losses on assets held for sale and sales of interest in subsidiaries and associate company in its Consolidated Statements of Income.

The sale of these operations in Spain, Guatemala and Colombia is aligned with Gerdau’s objective of focusing on its most profitable assets and allowed the Company to reduce its debt and working capital levels in 2016 in the amount of R$ 291 million and R$ 438 million, respectively.

II) Assets and liabilities held for sale

On October 10, 2017, the Company signed a contract for the sale of 100% of its operation in Chile to the Chilean family groups Matco e Ingeniería e Inversiones. The assets included in the sale are long steel industrial units with annual installed steel capacity of 520 thousand tons, presented within the South America segment. The economic value of the transaction corresponds to US$ 154 million (equivalent to R$ 509 million ). The closing of the transaction still depends on the approval of the Chilean competition authority, which is expected to occur in 2018. This movement is aligned with the Company’s asset optimization process, focusing on profitability and reducing its financial leverage. The Company started to present assets and liabilities of these units separately from other operations, in specific lines of the balance sheet of assets held for sale and liabilities held for sale.

On December 29, 2017, the Company entered into a definitive agreement to sell some of the rebar-producing mills, as well as steel cutting and bending units and distribution centers in the United States to Commercial Metals for US$ 600 million (equivalent to R$ 1,985 million), subject to usual adjustments to the acquisition value. The agreement includes the Jacksonville (Florida) , Knoxville (Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey), with a combined production capacity of 2.5 million short tons per year, as well as rebar processing and distribution units in the United States, presented within the North America segment. The transaction is subject to regulatory approvals and the usual closing conditions, which should occur before the end of 2018. This transaction represents a milestone in the Company’s strategy to reduce its indebtedness and focus on opportunities with greater returns in the markets in which it operates. The Company started to present the assets and liabilities of these units separately from other operations, in specific lines of the balance sheet of assets held for sale and liabilities held for sale. Additionally, as a result of the measurement of the net assets classified as held for sale by the lower of their book value and their fair value less costs to sell, the Company recognized an expense net of tax in the amount of R$ 649.2 million in the line of gains and losses on assets held for sale and sales of interest in subsidiaries and associate company in its Consolidated Statements of Income.

3.5 — Total cash paid for business combinations

Companies / interest acquired	2017	2016	2015
Business Combination
Armacero Industrial y Comercial S.A.	—	—	20,929
	—	—	20,929
Interest increase in subsidiaries
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. and Gerdau América Latina Participações S.A.	—	—	339,068
	—	—	339,068

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2017	2016
Cash	10,439	9,412
Banks and immediately available investments	2,544,899	5,053,971
Cash and cash equivalents	2,555,338	5,063,383

	2017	2016
Held for trading	821,518	1,024,411
Short-term investments	821,518	1,024,411

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2017	2016
Trade accounts receivable - in Brazil	1,265,431	1,251,739
Trade accounts receivable - exports from Brazil	139,162	265,252
Trade accounts receivable - foreign subsidiaries	1,525,466	2,259,014
(-) Allowance for doubtful accounts	(131,639)	(199,306)
	2,798,420	3,576,699

Accounts receivable by aging are as follows:

	2017	2016
Current	2,234,723	2,917,073
Past-due:
Up to 30 days	467,901	506,780
From 31 to 60 days	96,852	128,715
From 61 to 90 days	17,636	37,559
From 91 to 180 days	27,841	53,460
From 181 to 360 days	22,985	66,444
Above 360 days	62,121	65,974
(-) Allowance for doubtful accounts	(131,639)	(199,306)
	2,798,420	3,576,699

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2015	(98,814)
Provisions for bad debt during the year	(133,868)
Recoveries in the year	6,167
Write-offs	41,392
Exchange variation	(138)
Balance as of December 31, 2015	(185,261)
Provisions for bad debt during the year	(85,661)
Recoveries in the year	16,880
Write-offs	37,679
Loss of control by selling of subsidiary (note 3.4)	17,594
Exchange variation	(537)
Balance as of December 31, 2016	(199,306)
Provisions for bad debt during the year	(98,476)
Recoveries in the year	80,134
Write-offs	73,591
Loss of control by joint venture creation (note 3.4)	1,487
Assets held for sale (note 3.4)	11,207
Exchange variation	(276)
Balance as of December 31, 2017	(131,639)

NOTE 6 - INVENTORIES

	2017	2016
Finished products	3,026,556	2,987,785
Work in progress	1,302,152	1,201,327
Raw materials	1,703,013	1,487,971
Storeroom supplies	298,100	430,731
Imports in transit	375,139	253,729
(-) Allowance for adjustments to net realizable value	(3,556)	(28,813)
	6,701,404	6,332,730

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2015	(66,363)
Provision for the year	(54,987)
Reversal of adjustments to net realizable value	37,451
Exchange rate variation	(17,222)
Balance as of December 31, 2015	(101,121)
Provision for the year	(62,899)
Reversal of adjustments to net realizable value	94,391
Loss of contro by selling of subsidiary	30,105
Exchange rate variation	10,711
Balance as of December 31, 2016	(28,813)
Provision for the year	(26,545)
Reversal of adjustments to net realizable value	46,740
Loss of control by joint venture creation (note 3.4)	392
Assets held for sale (note 3.4)	881
Exchange rate variation	3,789
Balance as of December 31, 2017	(3,556)

NOTE 7 — TAX CREDITS

	2017	2016
Current
ICMS (state VAT)	155,096	130,718
Social security financing	91,229	173,453
Financing of social integration program	20,242	35,135
IPI (federal VAT)	59,982	48,751
IVA (value-added tax)	48,139	85,674
Others	27,741	30,698
	402,429	504,429

Non-current
ICMS (state VAT)	26,135	50,757
Social security financing	360	2,294
Financing of social integration program and Others	4,346	3,652
	30,841	56,703
	433,270	561,132

The estimates of realization of non-current tax credits are as follows:

	2017	2016
2018	—	33,840
2019	18,017	14,334
2020	7,062	8,529
2021 on	5,762	—
	30,841	56,703

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended

December 31, 2017, 2016 and 2015. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 22.6% and 35.0%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2017	2016	2015
Income (loss) before income taxes	(43,276)	(2,581,615)	(6,094,408)
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	14,714	877,749	2,072,099
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(183,787)	(1,162,174)	(222,553)
- Equity in earnings of unconsolidated companies	(11,763)	(4,342)	(8,331)
- Interest on equity*	113	(162)	63,407
- Tax credits and incentives	23,185	18,494	19,459
- Tax deductible goodwill recorded in statutory books	—	36,469	233,029
- No recognition of deferred tax assets	—	(40,279)	(387,668)
- Capital Gain**	(98,290)	—	—
- Write-down of deferred tax asset***	—	—	(284,014)
- Other permanent differences, net	(39,563)	(30,069)	12,994
Income and social contribution taxes	(295,391)	(304,314)	1,498,422
Current	(313,758)	(110,511)	(158,450)
Deferred	18,367	(193,803)	1,656,872

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

(**) The merger of Gerdau Aços Especiais S.A. and Gerdau América Latina Part. S.A. at Gerdau S.A., generated a taxable capital gain.

(***) The Company assessed the recoverability of certain deferred income tax assets and, due to the lack of expected utilization of these assets because of the adjustment of the long-term investment plan in one of its foreign subsidiaries and registered a write-down of R$ 284,014 in 2015.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 1, 2015	Recognized in income	Comprehensive Income	Balance as of December 31, 2015

Tax loss carryforward	1,003,441	(259,976)	144,515	887,980
Social contribution tax losses	148,827	42,811	—	191,638
Provision for tax, civil and labor liabilities	527,731	110,318	1,517	639,566
Benefits granted to employees	431,328	(25,694)	144,231	549,865
Other temporary differences	210,609	247,458	(76,076)	381,991
Deferred exchange variance*	874,742	1,292,709	(9,302)	2,158,149
Provision for losses	54,938	95,596	1,144	151,678
Difference between book value and tax base of assets acquired in business combinations	(1,628,973)	153,650	(92,557)	(1,567,880)
	1,622,643	1,656,872	113,472	3,392,987
Non-current assets	2,567,189			4,307,462
Non-current liabilities	(944,546)			(914,475)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2015	Recognized in income	Effect of selling of subsidiary and others	Comprehensive Income	Balance as of December 31, 2016

Tax loss carryforward	887,980	327,743	(263,297)	(78,069)	874,357
Social contribution tax losses	191,638	120,254	—	—	311,892
Provision for tax, civil and labor liabilities	639,566	118,526	(2,671)	(223)	755,198
Benefits granted to employees	549,865	(67,133)	34,982	(85,177)	432,537
Other temporary differences	381,991	(21,985)	20,776	(30,020)	350,762
Deferred exchange variance*	2,158,149	(907,690)	—	1,083	1,251,542
Provision for losses	151,678	(34,059)	(4,671)	(12)	112,936
Difference between book value and tax base of assets acquired in business combinations	(1,567,880)	270,541	2,984	216,925	(1,077,430)
	3,392,987	(193,803)	(211,897)	24,507	3,011,794
Non-current assets	4,307,462				3,407,230
Non-current liabilities	(914,475)				(395,436)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2016	Recognized in income	Effect of selling of subsidiary and Others	Comprehensive Income	Balance as of December 31, 2017

Tax loss carryforward	874,357	157,402	(22,362)	(35,759)	973,638
Social contribution tax losses	311,892	58,963	(15,073)	—	355,782
Provision for tax, civil and labor liabilities	755,198	(479,836)	101	—	275,463
Benefits granted to employees	432,537	(48,466)	(9,363)	(91,905)	282,803
Other temporary differences	350,762	(81,627)	92,174	48,991	410,300
Deferred exchange variance*	1,251,542	(199,200)	8,185	—	1,060,527
Provision for losses	112,936	(2,208)	—	—	110,728
Difference between book value and tax base of assets acquired in business combinations	(1,077,430)	613,339	(51,606)	18,163	(497,534)
	3,011,794	18,367	2,056	(60,510)	2,971,707
Non-current assets	3,407,230				3,054,393
Non-current liabilities	(395,436)				(82,686)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

The recoverability analysis of deferred tax balances related to tax loss carryforwards and social contribution tax losses performed by the Company are based on its business plans and aligned with other projections and analysis performed by the Company as, for example, the impairment of assets tests.

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2017	2016
2017	—	512,422
2018	326,356	391,384
2019	198,590	364,030
2020	400,597	535,937
2021	369,857	499,984
2022 on	1,758,993	1,103,473
	3,054,393	3,407,230

	Liabilities
	2017	2016
2017	—	(2,283)
2018	(2,680)	(89,052)
2019	(6,116)	(56,006)
2020	(6,498)	(154,664)
2021	(4,745)	(14,496)
2022 on	(62,647)	(78,935)
	(82,686)	(395,436)

d) Tax Assets not booked:

Due to the lack of opportunity to use tax losses and negative basis of social contribution in some companies in Brazil, the Company has not recorded a portion of tax assets of R$ 312,741 (R$ 317,889 as of December 31, 2016), which do not have an expiration date. The subsidiaries abroad had R$ 360,152 (R$ 349,072 as of December 31, 2016) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 1,137,548 (R$ 857,215 as of December 31, 2016), which expire at various dates between 2018 and 2037.

NOTE 9 — INVESTMENTS

	Joint ventures					Associate companies
	Joint ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Gerdau Summit Aços Fundidos e Forjados S.A. (note 3.2)	Diaco S.A.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 1, 2015	40,152	109,930	364,281	—	—	124,211	20,251	298,409	435,568	1,581	1,394,383
Equity in earnings	14,432	(88,690)	38,485	—	—	11,725	(1,933)	(7,574)	9,053	—	(24,502)
Cumulative Translation Adjustment	11,265	27,021	173,079	—	—	—	2,611	68,733	134,749	503	417,961
Capital increase	—	40,524	—	—	—	—	—	—	—	—	40,524
Impairment of assets	—	—	—	—	—	—	—	—	(361,786)	—	(361,786)
Control acquisition	—	—	—	—	—	—	(20,929)	—	—	—	(20,929)
Dividends/Interest on equity	(5,116)	—	—	—	—	(46,341)	—	—	(1,312)	—	(52,769)
Balance as of December 31, 2015	60,733	88,785	575,845	—	—	89,595	—	359,568	216,272	2,084	1,392,882
Equity in earnings	13,533	(96,306)	16,362	—	—	17,780	—	12,155	23,705	—	(12,771)
Cumulative Translation Adjustment	(9,492)	(11,748)	(88,051)	—	—	—	—	(105,420)	(36,134)	(350)	(251,195)
Effect of selling of subsidiary (note 3.4)	—	—	—	—	—	—	—	—	(203,843)	(1,734)	(205,577)
Dividends/Interest on equity	(8,282)	—	(99,634)	—	—	(16,579)	—	—	—	—	(124,495)
Balance as of December 31, 2016	56,492	(19,269)	404,522	—	—	90,796	—	266,303	—	—	798,844
Equity in earnings	5,725	(110,773)	33,505	15,460	8,048	19,971	—	(6,533)	—	—	(34,597)
Cumulative Translation Adjustment	5,081	(33,078)	(7,606)	—	1,346	—	—	17,512	—	—	(16,745)
Capital increase	—	178,670	—	184,187	—	—	—	—	—	—	362,857
Joint venture creation (note 3.2)	—	—	—	—	145,084	—	—	—	—	—	145,084
Contingent price complement	—	—	—	—	—	65,500	—	—	—	—	65,500
Dividends/Interest on equity	(14,050)	—	—	—	—	(26,594)	—	—	—	—	(40,644)
Balance as of December 31, 2017	53,248	15,550	430,421	199,647	154,478	149,673	—	277,282	—	—	1,280,299

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Cost of the property, plant, and equipment
Balances as of January 1, 2015	9,083,765	28,434,074	755,455	4,065,627	1,296,613	43,635,534
Additions	2,150	238,060	8,194	2,000,515	75,799	2,324,718
Capitalized interest	—	—	—	213,476	—	213,476
Business Combination	30,693	10,767	503	1,784	10,853	54,600
Transfers	462,812	1,475,130	40,512	(1,999,840)	21,386	—
Disposals	(69,777)	(142,936)	(20,166)	(103,959)	(29,769)	(366,607)
Impairment	(60,952)	(1,501,293)	—	(543,726)	—	(2,105,971)
Foreign exchange effect	1,394,111	4,102,898	154,768	434,999	95,603	6,182,379
Balances as of December 31, 2015	10,842,802	32,616,700	939,266	4,068,876	1,470,485	49,938,129
Additions	35,238	93,290	2,126	1,117,317	75,920	1,323,891
Capitalized interest	—	—	—	187,375	—	187,375
Transfers	584,575	2,665,898	74,804	(3,314,746)	(10,531)	—
Disposals	(81,256)	(271,104)	(60,542)	(1,550)	(46,888)	(461,340)
Effect of selling of subsidiary	(1,011,492)	(1,726,440)	(112,319)	(53,630)	(52,281)	(2,956,162)
Impairment (note 28)	(52,071)	(183,788)	(228)	—	(3,242)	(239,329)
Foreign exchange effect	(834,043)	(2,560,676)	(81,033)	(240,994)	(74,219)	(3,790,965)
Balances as of December 31, 2016	9,483,753	30,633,880	762,074	1,762,648	1,359,244	44,001,599
Additions	2,028	124,136	1,770	687,019	58,376	873,329
Capitalized interest	—	—	—	44,260	—	44,260
Transfers	700,318	716,685	19,340	(1,440,183)	3,840	—
Disposals	(157,625)	(232,771)	(12,963)	(60,151)	(49,962)	(513,472)
Loss of control by selling of subsidiary (note 3.4)	(119,928)	(900,840)	(16,426)	(1,382)	(53,129)	(1,091,705)
Impairment (note 28)	(10,063)	(255,293)	—	—	(13)	(265,369)
Assets held for sale (note 3.4)	(1,013,466)	(2,734,923)	(53,315)	(107,677)	(171,404)	(4,080,785)
Foreign exchange effect	200,681	665,730	11,158	66,146	28,745	972,460
Balances as of December 31, 2017	9,085,698	28,016,604	711,638	950,680	1,175,697	39,940,317

	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Accumulated depreciation
Balances as of January 1, 2015	(3,618,197)	(16,825,332)	(664,783)	—	(395,433)	(21,503,745)
Depreciation, amortization and depletion	(323,824)	(1,842,158)	(48,195)	—	(96,391)	(2,310,568)
Transfers	8,815	(9,071)	360	—	(104)	—
Disposals	26,846	175,405	15,512	—	28,844	246,607
Foreign exchange effect	(481,359)	(2,913,862)	(130,514)	—	(60,362)	(3,586,097)
Balances as of December 31, 2015	(4,387,719)	(21,415,018)	(827,620)	—	(523,446)	(27,153,803)
Depreciation, amortization and depletion	(334,365)	(1,738,759)	(44,437)	—	(100,259)	(2,217,820)
Transfers	(12,015)	(2,368)	968	—	13,415	—
Disposals	14,696	243,429	56,466	—	31,589	346,180
Loss of control by selling of subsidiary (note 3.4)	524,209	1,515,886	95,809	—	37,965	2,173,869
Foreign exchange effect	296,523	1,792,251	69,172	—	43,920	2,201,866
Balances as of December 31, 2016	(3,898,671)	(19,604,579)	(649,642)	—	(496,816)	(24,649,708)
Depreciation, amortization and depletion	(343,373)	(1,361,561)	(40,915)	—	(61,506)	(1,807,355)
Transfers	(38,467)	25,886	(400)	—	12,981	—
Disposals	67,598	218,590	12,790	—	43,067	342,045
Loss of control by selling of subsidiary (note 3.4)	28,691	589,951	12,627	—	41,117	672,386
Assets held for sale (note 3.4)	370,727	1,989,917	54,275	—	95,350	2,510,269
Foreign exchange effect	(101,528)	(435,040)	(10,969)	—	(16,675)	(564,212)
Balances as of December 31, 2017	(3,915,023)	(18,576,836)	(622,234)	—	(382,482)	(23,496,575)

Net property, plant and equipment
Balances as of December 31, 2015	6,455,083	11,201,682	111,646	4,068,876	947,039	22,784,326
Balances as of December 31, 2016	5,585,082	11,029,301	112,432	1,762,648	862,428	19,351,891
Balances as of December 31, 2017	5,170,675	9,439,768	89,404	950,680	793,215	16,443,742

The average rate of capitalized interest in 2017 was 6.6% (6.6% in 2016 and 6.4% in 2015).

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 609,116 as of December 31, 2017 (R$ 632,376 and R$ 823,650 as of December 31, 2016 and 2015, respectively).

c) Impairment of property, plant and equipment — At December 31, 2017, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 118,348 for land, buildings and construction (R$ 112,438 as of December 31, 2016), R$ 783,183 for machines, equipment and installations (R$ 642,592 as of December 31, 2016), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2016). The loss of control of Diaco S.A. has been reflected in the results above ( See Note 3.4 ).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2015	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	5,264,188	(167,679)	5,096,509
(-) Impairment (note 28)	—	(2,528,483)	(2,528,483)
Balance as of December 31, 2015	18,099,186	(2,974,756)	15,124,430
(+/-) Foreign exchange effect	(2,645,368)	63,516	(2,581,852)
(-) Impairment (note 28)	—	(2,678,582)	(2,678,582)
(-) Effect of selling of subsidiary	(393,980)	—	(393,980)
Balance as of December 31, 2016	15,059,838	(5,589,822)	9,470,016
(+/-) Foreign exchange effect	242,510	(169,979)	72,531
(-) Impairment (note 28)	—	(849,438)	(849,438)
(-) Assets held for sale (note 3.4)	(801,967)	—	(801,967)
Balance as of December 31, 2017	14,500,381	(6,609,239)	7,891,142

The amounts of goodwill by segment are as follows:

	2017	2016	2015
Brazil	373,135	380,644	519,327
Special Steel	2,487,364	2,508,056	3,409,429
North America	5,030,643	6,581,316	11,195,674
	7,891,142	9,470,016	15,124,430

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development, with application in the management of the business:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 1, 2015	56,654	688,061	749,027	53,356	1,547,098
Foreign exchange effect	—	123,167	327,424	14,375	464,966
Acquisition	—	118,933	—	7,495	126,428
Disposal	—	(1,182)	—	(4,208)	(5,390)
Amortization	(9,083)	(120,497)	(164,968)	(2,793)	(297,341)
Balance as of December 31, 2015	47,571	808,482	911,483	68,225	1,835,761
Foreign exchange effect	—	(60,464)	(140,812)	(7,509)	(208,785)
Acquisition	—	40,643	—	13,401	54,044
Disposal	—	(2,145)	—	(13,050)	(15,195)
Amortization	(7,845)	(149,911)	(155,063)	(5,316)	(318,135)
(-) Effect of selling of subsidiary	—	—	—	(27,749)	(27,749)
Balance as of December 31, 2016	39,726	636,605	615,608	28,002	1,319,941
Foreign exchange effect	—	2,947	3,835	884	7,666
Acquisition	—	37,939	—	—	37,939
Disposal	—	—	(27,652)	—	(27,652)
Amortization	(6,940)	(149,150)	(125,621)	(3,486)	(285,197)
(-) Assets held for sale (note 3.4)	—	(37,512)	(25,396)	(17,700)	(80,608)
Balance as of December 31, 2017	32,786	490,829	440,774	7,700	972,089

Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2017	2016	2015
Brazil	351,578	412,134	459,383
Special Steel	152,640	219,878	357,435
South America	1,863	7,606	13,507
North America	466,008	680,323	1,005,436
	972,089	1,319,941	1,835,761

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2017	2016
Working capital	7.36%	2,739,258	3,468,490
Financing of property, plant and equipment and others	8.58%	2,108,216	2,855,860
Ten/Thirty Year Bonds	5.84%	11,614,182	14,093,460
Total Loans and Financing		16,461,656	20,417,810
Current		2,004,341	4,458,220
Non-current		14,457,315	15,959,590

Principal amount of loans and Financing		16,207,120	20,049,854
Interest accrued of loans and Financing		254,536	367,956
Total Loans and Financing		16,461,656	20,417,810

(*) Weighted average effective interest costs on December 31, 2017.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), or by the IGP-M (general market price index) and IPCA (Amplified Consumer Price).

Summary of loans and financing by currency:

	2017	2016
Brazilian Real (BRL)	2,710,308	3,228,759
U.S. Dollar (USD)	13,333,669	16,487,116
Other currencies	417,679	701,935
	16,461,656	20,417,810

The amortization schedules of long term loans and financing are as follows:

	2017	2016
2018	—	1,679,416
2019	873,274	875,319
2020	3,158,211	3,261,435
2021	1,730,177	3,500,937
2022	147,715	150,916
2023 on	8,547,938	6,491,567
	14,457,315	15,959,590

a) Main funding in 2017

In October 2017, Gerdau SA, through its subsidiary Gerdau Trade Inc., completed the issuance of a 10-year Bond in the amount of US$ 650 million with a coupon of 4.875% per annum. The proceeds were used to repurchase the Bonds maturing in 2021 and 2020, issued by Gerdau Trade Inc. and Gerdau Holdings Inc., respectively.

b) Monitoring Index

Only operations with BNDES contemplate monitoring of the Company’s indebtedness indexes established in the agreement. In a possible breakdown of the indicator in the annual measurement, the Company would enter into a healing period and a subsequent renegotiation of guarantees, therefore, not being configured as the possibility of a default event. The Company is in compliance with contractual obligations and no default events occurred at December 31, 2017, 2016 and 2015.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 110.4 million on December 31, 2017, are guaranteed by the assets being financed.

d) Credit Lines

In June 2009, the Company and some of its subsidiaries in Brazil, obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of December 31, 2017, the outstanding balance of this credit facility was R$ 402.5 million.

In October 2017, the Company completed the renewal and reduction of the volume of the Senior Unsecured Global Working Capital Credit Agreement, a US$ 800 million (R$ 2,646.4 million as of December 31, 2017) revolving credit line to provide liquidity to its subsidiaries. The line is divided into two tranches, of which US$ 200 million (R$ 661.6 million as of December 31, 2017) is allocated to North American subsidiaries and US$ 600 million (R$ 2,028.0 million as of December 31, 2017) to subsidiaries in Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas SA and Gerdau Aços Longos SA provide a guarantee and the operation expires in October 2020. As of December 31, 2017, the amount disbursed in this line was US$ 54 million (R$ 178.6 million as of December, 31, 2017).

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2017
Issuance	Meeting	Issued	Held in treasury	Maturity	2017	2016
3rd- A and B	May 27,1982	144,000	136,259	06/01/2021	21,377	44,292
7th	July 14, 1982	68,400	63,587	07/01/2022	1,333	35,942
8th	November 11, 1982	179,964	168,242	05/02/2023	14,557	57,191
9th	June 10, 1983	125,640	124,203	09/01/2024	4,900	10,731
11th - A and B	June 29, 1990	150,000	147,561	06/01/2020	5,761	17,267
14th	August 26, 2014	20,000	10,174	08/30/2024	—	—
Total Consolidated					47,928	165,423

Non-current					47,928	165,423

The amortization schedules of long term are as follows:

	2017	2016
2020	5,761	17,267
2021	21,377	44,292
2022	14,557	57,191
2023 on	6,233	46,673
	47,928	165,423

Debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 9.93% and 14.00% as of December 31, 2017 and December 31, 2016, respectively.

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

b) Fair value — the fair value of the aforementioned financial instruments is as follows:

	2017		2016
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	2,555,338	2,555,338	5,063,383	5,063,383
Short-term investments	821,518	821,518	1,024,411	1,024,411
Trade accounts receivable	2,798,420	2,798,420	3,576,699	3,576,699
Related parties	51,839	51,839	57,541	57,541
Unrealized gains on derivatives	—	—	12,951	12,951
Judicial deposits	2,051,181	2,051,181	1,861,784	1,861,784
Other current assets	469,737	469,737	668,895	668,895
Other non-current assets	542,973	542,973	447,260	447,260
Liabilities
Trade accounts payable	3,179,954	3,179,954	2,743,818	2,743,818
Loans and Financing	16,461,656	17,102,512	20,417,810	20,716,266
Debentures	47,928	47,928	165,423	165,423
Unrealized losses on financial instruments	1,267	1,267	6,584	6,584
FIDC Obligation	1,135,077	1,135,077	1,007,259	1,007,259
Other current liabilities	625,410	625,410	514,599	514,599
Other non-current liabilities	653,670	653,670	401,582	401,582

The fair values of Loans and Financing are based on market assumptions, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 15.g.

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

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may enter into derivative financial instruments to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the company adopt the procedure of analyzing in details the financial position of customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee. If customers are classified by an independent agency, these ratings are used. If an independent assessment is not available, the Company’s credit area provides a credit rating assessment, taking into consideration its financial position, past experience and other factors.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management”

are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 13 and 14). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 22). The Company may change its capital structure, based on economic and financial conditions, aiming to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

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

	2017
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,179,954	3,179,954	—	—	—
Loans and financings	24,470,750	3,191,793	6,060,186	3,168,144	12,050,627
Debentures	59,128	—	6,528	40,289	12,311
Unrealized losses on financial instruments	1,267	1,267	—	—	—
Obligations with FIDC	1,135,077	—	—	—	1,135,077
Other current liabilities	625,410	625,410	—	—	—
Other non-current liabilities	653,670	—	13,209	—	640,461
	30,125,256	6,998,424	6,079,924	3,208,433	13,838,475

	2016
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	2,743,818	2,743,818	—	—	—
Loans and financings	29,258,030	5,940,222	4,818,322	8,443,080	10,056,406
Debentures	277,879	—	—	93,488	184,391
Unrealized losses on financial instruments	6,584	6,584	—	—	—
Obligations with FIDC	1,007,259	—	—	—	1,007,259
Other current liabilities	514,599	514,599	—	—	—
Other non-current liabilities	401,582	—	11,081	—	390,501
	34,209,751	9,205,223	4,829,403	8,536,568	11,638,557

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Impacts on Statements of Income

Assumptions	Percentage of change	2017	2016
Foreign currency sensitivity analysis	5%	129,209	253,294
Interest rate sensitivity analysis	10 bps	54,908	63,416
Sensitivity analysis of changes in prices of products sold	1%	369,176	376,517
Sensitivity analysis of changes in raw material and commodity prices	1%	234,239	228,637
Sensitivity analysis of interest rate and foreign currency swaps	10 bps/5%	6,479	9,870
Sensitivity analysis of NDF (Non Deliverable Forwards)	5%	1,480	15,816

Foreign currency sensitivity analysis:  As of December 31, 2017, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 129,209 and R$ 79,088 after the effects arising from the changes in the net investment hedge described in note 15.f - (R$ 253,294 and R$ 177,711 as of December 31, 2016, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 54,908 as of December 31, 2017 (R$ 63,416 as of December 31, 2016) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2017, totals R$ 369,176 (R$ 376,517 as of December 31, 2016) and the variation in the price of raw materials and other inputs totals R$ 234,239 as of December 31, 2017 (R$ 228,637 as of December 31, 2016). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the exchange rate, and its impacts in the fair value of swaps. These variations represent an income or expense of R$ 6,479 (R$ 9,870 as of December 31, 2016). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure to forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction of the US Dollar against the Chilean Peso, and its effects on the fair value of these derivatives. A 5% increase in the US Dollar against the Chilean Peso represents an income of R$ 1,480 (R$ 15,816 as of December 31, 2016), and a 5% reduction of the US Dollar against the Chilean Peso represents an expense of the same amount. The US Dollar / Chilean Peso forward contracts had the objective of hedging the liability position in US Dollar and the fair value effects of these contracts were recorded in the Consolidated Income Statement. The forward contracts in US Dollars that the Company is exposed are presented in Note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2017 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	2,555,338	—	2,555,338
Short-term investments	—	821,518	821,518
Trade accounts receivable	2,798,420	—	2,798,420
Related parties	51,839	—	51,839
Judicial deposits	2,051,181	—	2,051,181
Other current assets	469,737	—	469,737
Other non-current assets	462,735	80,238	542,973
Total	8,389,250	901,756	9,291,006
Financial income	177,466	87,242	264,708

Liabilities	Liabilities at fair value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,179,954	3,179,954
Loans and financings	—	16,461,656	16,461,656
Debentures	—	47,928	47,928
FIDC Obligation	—	1,135,077	1,135,077
Other current liabilities	—	625,410	625,410
Other non-current liabilities	—	653,670	653,670
Unrealized losses on financial instruments	1,267	—	1,267
Total	1,267	22,103,695	22,104,962
Financial income (expenses)	(12,503)	(1,395,553)	(1,408,056)

2016 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,063,383	—	—	5,063,383
Short-term investments	—	1,024,411	—	1,024,411
Unrealized gains on financial instruments	—	—	12,951	12,951
Trade accounts receivable	3,576,699	—	—	3,576,699
Related parties	57,541	—	—	57,541
Judicial deposits	1,861,784	—	—	1,861,784
Other current assets	668,895	—	—	668,895
Other non-current assets	380,211	67,049	—	447,260
Total	11,608,513	1,091,460	12,951	12,712,924
Financial income	100,150	300,123	—	400,273

Liabilities	Liabilities at fair value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	2,743,818	2,743,818
Loans and financings	—	20,417,810	20,417,810
Debentures	—	165,423	165,423
FIDC Obligation	—	1,007,259	1,007,259
Other current liabilities	—	514,599	514,599
Other non-current liabilities	—	401,582	401,582
Unrealized losses on financial instruments	6,584	—	6,584
Total	6,584	25,250,491	25,257,075
Financial income (expenses)	(58,068)	(1,287,460)	(1,345,528)

As of December 31, 2017, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the fair value of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

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

Swap Contracts

The Company entered into cross currency swaps, designated as a cash flow hedge, in which it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based on local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		2017		2016		2017	2016	2017	2016
Forward
Maturity at 2017		purchase in US$	—		US$	84.8 million	—	734	—	(6,584)
Maturity at 2017		sell in US$	—		US$	15.0 million	—	1,823	—	—

Cross currency swap
Maturity in 2017	receivable under the swap	Libor 6M + 2.25%
	payable under the swap	INR 11.02%	—		US$	25.0 million	—	5,684	—	—
Maturity in 2019	receivable under the swap	Libor 6M +2%
	payable under the swap	INR 10.17%	US$	40.0 million	US$	40.0 million	—	4,710	(1,267)	—
Total fair value of financial instruments							—	12,951	(1,267)	(6,584)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2017	2016
Unrealized gains on financial instruments
Current assets	—	2,557
Non-current assets	—	10,394
	—	12,951
Unrealized losses on financial instruments
Current liabilities	—	(6,584)
Non-current liabilities	(1,267)	—
	(1,267)	(6,584)

	2017	2016
Net Income
Gains on financial instruments	9,666	33,753
Losses on financial instruments	(19,107)	(72,683)
	(9,441)	(38,930)
Other comprehensive income
(Losses) Gains on financial instruments	(11,364)	212
	(11,364)	212

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.2 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.4 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Based on the standards related to this subject, the Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 148,560 for the year ended on December 31, 2017 (gain of R$ 1,679,312 on December 31, 2016).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests need demonstrate the effectiveness of these instruments.

g) Measurement of fair value:

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

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially all the terms of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of December 31, 2017, the Company had some assets for which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2017, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2017	2016	2017	2016	2017	2016

Current assets
Cash and cash equivalents	2,555,338	5,063,383	—	—	2,555,338	5,063,383
Short-term investments - Held for Trading	821,518	1,024,411	238,008	458,639	583,510	565,772
Trade Accounts receivable	2,798,420	3,576,699	—	—	2,798,420	3,576,699
Unrealized gains on financial instruments	—	2,557	—	—	—	2,557
Other current assets	469,737	668,895	—	—	469,737	668,895

Non-current assets
Related parties	51,839	57,541	—	—	51,839	57,541
Unrealized gains on financial instruments	—	10,394	—	—	—	10,394
Judicial deposits	2,051,181	1,861,784	—	—	2,051,181	1,861,784
Other non-current assets	542,973	447,260	—	—	542,973	447,260
	9,291,006	12,712,924	238,008	458,639	9,052,998	12,254,285

Current liabilities
Trade accounts payable	3,179,954	2,743,818	—	—	3,179,954	2,743,818
Short-term debt	2,004,341	4,458,220	—	—	2,004,341	4,458,220
Unrealized losses on financial instruments	—	6,584	—	—	—	6,584
Other current liabilities	625,410	514,599	—	—	625,410	514,599

Non-current liabilities
Long-term debt	14,457,315	15,959,590	—	—	14,457,315	15,959,590
Debentures	47,928	165,423	—	—	47,928	165,423
Unrealized losses on financial instruments	1,267	—	—	—	1,267	—
Obligations with FIDC	1,135,077	1,007,259	—	—	1,135,077	1,007,259
Other non-current liabilities	653,670	401,582	—	—	653,670	401,582
	22,104,962	25,257,075	—	—	22,104,962	25,257,075

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company demonstrates below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

	Balances as of January 1, 2015	Cash transactions		Non cash transactions
		Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2015
Related parties, net	(80,920)	30,126	—	(2,712)	—	(53,506)
Debt, Debentures and Losses/Gains on financial instruments, net	19,488,733	(1,985,603)	(946,041)	1,471,526	8,388,641	26,417,256

	Balances as of December 31, 2015	Cash transactions		Non cash transactions
		Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2016
Related parties, net	(53,506)	(6,492)	—	2,457	—	(57,541)
Debt, Debentures and Losses/Gains on financial instruments, net	26,417,256	(2,150,035)	(1,240,165)	1,540,797	(3,990,987)	20,576,866

	Balances as of December 31, 2016	Cash transactions		Non cash transactions
		Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2017
Related parties, net	(57,541)	5,797	—	(95)	—	(51,839)
Debt, Debentures and Losses/Gains on financial instruments, net	20,576,866	(3,975,541)	(1,330,116)	1,323,448	(83,806)	16,510,851

NOTE 16 — TAXES PAYABLE

	2017	2016
Payroll charges	75,752	89,763
ICMS (state VAT)	37,444	43,915
COFINS (tax on revenue)	5,411	8,470
IPI (federal VAT)	17,305	13,864
IVA (value-added tax) and others	148,189	185,178
	284,101	341,190

NOTE 17 — TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	2017	2016
a) Tax provisions
ICMS (state VAT)	2,821	67,942
Corporate Income Tax and Social Contribution Tax	39,256	37,376
Emergency Capacity Charge and Extraordinary Rate Adjustment	9,278	8,852
Financing of social integration program and Social security financing	163,981	1,678,778
Other tax provisions and Social security contributions	42,285	36,823
b) Labor provisions	517,329	358,901
c) Civil provisions	52,933	50,554
	827,883	2,239,226

As the net result of the reversal of the accounting provision described below (tax provisions), related to the discussion of the exclusion of the ICMS (“Imposto sobre a circulação de Mercadorias e Serviços” — ICMS — State VAT) from the tax base for contributions to PIS (“Contribuição ao Programa de Integração Social”- PIS) and COFINS (“Contribuição para o Financiamento da Seguridade Social” - COFINS), and the recognition of other accounting provisions for the year ended on December 31, 2017, the Company recorded the amounts of R$ 929,711 on the item “Reversal of contingent liabilities, net” (Operating Result), and R$ 369,819, on the item “Reversal of monetary update of contingent liabilities, net” (Financial Income), in its Consolidated Statements of Income.

a) Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of the ICMS from the tax base for contributions to PIS and COFINS, with respect to which the Company made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate. The balances recorded as of December 31, 2016 were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 02, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

Pursuant to paragraph 14 of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF (sitting en banc) in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required, pursuant to paragraph 59 of IAS 37. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

The balance of judicial deposits as of December 31, 2017, in the amount of R$ 1,691,596, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

During the year ended on December 31, 2017, the Company adhered to the installment program of the state of Minas Gerais, including amounts already provisioned regarding ICMS.

The other tax provisions refer substantially to the discussions regarding the offset of PIS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2017 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2017	2016
Balance at the beginning of the year	2,239,226	1,904,730
(+) Additions	527,543	313,246
(+) Monetary correction	(419,567)	178,661
(-) Reversal of accrued amounts	(1,517,787)	(144,025)
(+) Foreign exchange effect on provisions in foreign currency	(201)	(3,235)
(-) Effect of selling of subsidiary	—	(10,151)
(-) Loss of control by joint venture creation (note 3.4)	(1,331)	—
Balance at the end of the year	827,883	2,239,226

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 443,137.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 309,581; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 438,843, (iii) social security contributions in the total of R$ 76,866 and (iv) other taxes , whose updated total amount is currently R$ 370,175.

a.3) Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$ 122,029, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, which was rejected by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil), on June 5, 2017, reason for which the Company submitted a voluntary appeal, on July 4, 2017, which is currently pending on the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil).

a.4) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,488,989. Such proceedings relate to profits generated abroad, of which (i) R$ 1,317,381 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 951,736 relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (i.b) R$ 365,645 relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and was subject to special appeal which was partially granted in CARF’s superior tribunal with the publication of the judgment on May 25, 2017, and is currently awaiting due diligence by the Internal Revenue Service, as determined by the CARF decision, and new appeals may be filed after the conclusion of such procedure; and (ii) R$ 171,608 correspond to a proceeding involving the Company, whose voluntary appeal in CARF’s lower tribunal was dismissed, for which a special appeal was filed, and currently awaits judgment in CARF’s superior tribunal.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 6,217,810, of which (i) R$ 4,963,398 correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Embargoes to Execution by the subsidiary Gerdau Aços Longos S.A. were initiated, in their respective proceedings, which total the amount of R$ 3,195,379, and also by the Company, in its respective lawsuit, which amounts to R$ 364,370; (ii) R$ 600,101 correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii) R$ 531,138 correspond to two proceeding involving the subsidiary Gerdau Aços Longos S.A., whose voluntary appeal was dismissed in CARF’s lower tribunal and having been presented Embargo de Declaration against those decisions, which are pending of judgment; and (iv) R$ 123,172 correspond to one proceeding involving the Company (as successor of Gerdau Aços Especiais S.A.), which had its Declarations of Appeal, filed against a decision that dismissed its Voluntary Appeal, rejected on December 7, 2017, whose decision the Company became aware on December 19, 2017, to oppose the appropriate appeal.

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which report to a Special Committee of the Board, to conduct an investigation to determine, among other things: (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases in CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and as of the date of the approval of these financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or disclose any contingency.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 01, 2013 to R$ 417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Sentences were handed down for the dismissal of the actions and both are found in appeal phase.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 191,112. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal advisors.

b.3) On May 26, 2016, a securities class action was filed in the United States District Court for the Southern District of New York against Gerdau and certain executives and former executives of the Company by purchasers of American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange. On August 9, 2016, the court appointed the Policemen’s Annuity and Benefit Fund of Chicago as lead plaintiff. On October 31, 2016, lead plaintiff filed an amended under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a purported class of purchasers of Gerdau ADRs between April 23, 2012 and May 16, 2016. Among other things, the amended complaint alleged that the Company and certain executives had engaged in a bribery scheme involving members of the Brazilian Board of Tax Appeals (CARF), which had purportedly resulted in the nonpayment of approximately US$ 429 million in taxes and resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business, operations, and prospects being false and misleading and/or lacking a reasonable basis. The amended complaint did not specify an amount of alleged damages, and it also included claims pertaining to the transaction relating to the acquisition of equity interests described in note (c) below. On January 17, 2017, the Company filed a motion to dismiss, but before its review by the Court, the parties asked for a stay of the proceedings, so that they could engage in a mediation process. As a result of the mediation process. On July 5, 2017 lead plaintiff and the defendants reached a settlement, in the amount of US$ 15 million, which was approved by the Court on October 20, 2017. As a result, the action was dismissed, with prejudice, as against lead plaintiff and the class of purchasers of Gerdau ADRs. The amount of the settlement was substantially covered by insurance. The settlement does not acknowledge any liability by the defendants and, in the opinion of the Company and its legal advisors, was the best alternative to eliminate the uncertainties, burdens and costs to be incurred if the dispute were to continue.

c) Administrative proceeding — Brazilian Securities Comission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparties Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for the clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business purpose and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense for the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2017	2016
Tax	1,883,562	1,716,996
Labor	128,849	107,191
Civil	38,770	37,597
	2,051,181	1,861,784

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future. However, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2017	2016
Assets
Joint venture
Gerdau Corsa SAPI de C.V.	7	48
Others
Fundação Gerdau	51,832	57,493
	51,839	57,541

	2017	2016	2015
Net financial income	95	(2,457)	2,712

b)             Operations with related parties

During the years ended December 31, 2017 and 2016, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 630,190 as of December 31, 2017 (R$ 421,415 as of December 31, 2016) and purchases in the amount of R$ 121,618 as of December 31, 2017 (R$ 141,275 as of December 31, 2016). The net amount totals R$ 508,572 as of December 31, 2017 (R$ 280,140 as of December 31, 2016).

During the years ended December 31, 2017 and 2016, the Company and its subsidiaries made transactions with controlling shareholders, directly or indirectly, mainly guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 689 (R$ 4,732 as of December 31, 2016). Additionally, the Company recorded income of R$ 801 (R$ 1,001 as of December 31, 2016), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	2017	2016
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	Oct/17	—	2,577,296
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	Apr/44	1,654,000	1,629,550
Diaco S.A.	Joint-venture	Financing Agreements	137,700	Aug/18	128,019	397,238
Armacero-Matco S.A., Salomon Sack S.A.	Subsidiary	Financing Agreements	214,793	Dec/18	226,700	—
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	Jan/20	1,711,649	1,801,389
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	Jan/21	1,570,546	3,345,222
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,973,313	Jul/18 - Dec/21	1,797,856	2,061,260
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	6,550	—
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	Apr/24	3,031,974	2,987,154
Sipar Aceros S.A.	Subsidiary	Financing Agreements	436,959	Sep/18 - Sep/21	85,920	434,706
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	Apr/23	1,792,291	1,832,625
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	98,359	Sep/18 - Feb/19	287,690	354,585
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	—	Indetermined	—	55,130
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	—	nov/17	—	13,036
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	2,960,203	Jan/20 - Feb/21	2,158,271	2,627,205
Gerdau Ameristeel US. Inc.	Subsidiary	Bond 25 yers	103,596	Oct/37	168,708	166,214
Gerdau Ameristeel US. Inc.	Subsidiary	Bond 30 yers	46,460	May/37	76,084	74,959
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	Oct/24 - Dec/30	282,534	318,784
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	7,007	Dec/18	7,007	304,194
Siderurgica Zuliana, C.A.	Subsidiary	Financing Agreements	50,010	Dec/18	33,080	65,182
Gerdau Ameristeel Corporation; Gerdau Ameristeel US Inc.; Gerdau Macsteel Inc.; Comercial Gerdau Bolivia S.A.; Gerdau Aza S.A.; Gerdau Metaldom S.A.; Sipar Aceros S.A.; Gerdau Hungria Holdings LLC; Aceros Corsa S.A. de C.V.; Gerdau Corsa S.A.P.I de C.V.; Gerdau GTL México S.A. de C.V.; Sidertul S.A. de C.V.; Steelchem Trading Corporation; Empresa Siderúrgica Del Perú S.A.A.; Gerdau Hungria Y CIA, S.R.C and Gerdau Laisa S.A.	Subsidiary and Joint-venture	Financing Agreements	—	Oct/20	178,200	635,525
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	—	63,000

c)              Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 348 as of December 31, 2017 (R$ 33,438 as of December 31, 2016), which corresponds to 63 debentures (5,964 as of December 31, 2016).

d)    Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Key Management compensation

The cost of the key management salaries, variable compensation and benefits was R$ 33,942 during 2017 (R$ 33,686 in 2016). In 2017, contributions to management’s defined contribution pension plans totaled R$ 1,327 (R$ 1,359 in 2016).

Stock options granted to management are as follows:

	2017
	Number of shares	Weighted exercise price
		R$
Balance as of January 1, 2015	1,564,341	19.53
Options Forfeited	(1,130,091)	19.56
Others	112,420	—
Balance as of December 31, 2015	546,670	18.36
Options Forfeited	(148,491)	20.49
Balance as of December 31, 2016	398,179	16.64
Options Forfeited	(217,819)	15.11
Balance as of December 31, 2017	180,360	17.91

At the end of the year, the Restricted Shares resulting from the conversion process within the key management were:

	2017	2016
Available at beginning of the year	4,831,999	1,669,557
Granted	1,353,930	3,399,729
Exercised	(240,619)	(237,287)
Forfeited		—
Available at the end of the year	5,945,310	4,831,999

Additional information on the long-term incentive plan are presented in Note 25.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 14,609 during 2017 (R$ 14,095 and R$ 10,999 during 2016 and 2015, respectively).

Additionally, for the year ended December 31, 2017, the compensation for the members of the Advisory Board was R$ 0 (R$ 1,958 in 2016 and R$ 1,129 in 2015, being the amount of 2015 the compensation of the Advisory Board as from its creation in May/15).

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2017 are as follows:

	2017	2016
Plan assets - Defined contribution pension plan	1,149	1,490
Plan assets - Defined benefit pension plan	—	55,307
Total assets	1,149	56,797

Actuarial liabilities - Defined benefit pension plan	1,084,758	1,144,080
Acturial liabilities - Post-employment health care benefit	316,230	305,447
Retirement and termination benefit liabilities	23,876	55,276
Total liabilities	1,424,864	1,504,803

Current	253	409
Non-current	1,424,611	1,504,394

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

	1% Increase	1% Decrease
Discount rate	(19,286)	15,457

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,227,722) as of December 31, 2017 (R$ (1,111,842) as of December 31, 2016).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2017	2016	2015
Cost of current service	60,595	57,619	121,962
Interest expense	90,381	199,389	226,406
Return on plan assets	(64,128)	(186,856)	(216,005)
Past service cost	1,082	2,788	(151,685)
Curtailment	—	—	(4,510)
Settlement	(566)	609	—
Interest cost on unrecoverable surplus	21,211	22,916	23,515
Net pension cost	108,575	96,465	(317)

The reconciliations of assets and liabilities of the plans are as follows:

	2017	2016
Present value of defined benefit obligation	(4,314,592)	(4,174,653)
Fair value of plan assets	3,456,613	3,292,890
Asset ceiling restrictions on recognition of net funded assets	(226,779)	(207,010)
Net	(1,084,758)	(1,088,773)

Plan assets	—	55,307
Defined benefit obligation	(1,084,758)	(1,144,080)

Changes in plan assets and actuarial liabilities were as follows:

	2017	2016	2015
Variation of the plan obligations
Obligation at the begining of the year	4,174,653	4,739,299	3,791,670
Cost of service	60,595	57,619	121,962
Interest expense	195,557	199,389	226,406
Payments of the benefits	(335,471)	(317,505)	(398,778)
Past service cost	1,082	2,788	(114,899)
Curtailment	—	—	(41,296)
Settlement	(52,035)	609	—
Acturial remeasurements	235,549	186,905	(202,749)
Liabilities held for sale (note 3.4)	(101,794)	—	—
Exchange Variance	136,456	(694,451)	1,356,983
Obligation at the end of the year	4,314,592	4,174,653	4,739,299

	2017	2016	2015
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,292,890	3,865,411	3,319,133
Return of the plan assets	169,304	186,857	216,005
Contributions from sponsors	111,450	(47,574)	(14,986)
Curtailment	—	—	(5,248)
Settlement	(51,469)	(6,710)	—
Payments of benefits	(335,471)	(317,505)	(398,778)
Remeasurement	232,214	109,153	(235,275)
Assets held for sale (note 3.4)	(73,127)	—	—
Exchange Variance	110,822	(496,742)	984,560
Fair value of plan assets at the end of the year	3,456,613	3,292,890	3,865,411

The fair value of plan assets include shares of the Company in the amount of R$ 3,558 as of December 31, 2017 (R$ 1,895 as of December 31, 2016).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2017	2016	2015
Remeasurements	(232,214)	(109,153)	235,275
Actuarial Remeasurements	235,549	186,905	(202,749)
Restriction recognized in Other Comprehensive Income	(1,696)	3,065	(44,453)
Remeasurements recognized in Other Comprehensive Income	1,639	80,817	(11,927)

The historical actuarial remeasurements are as follows:

	2017	2016	2015	2014	2013
Present value of defined benefit obligation	(4,314,592)	(4,174,653)	(4,739,299)	(3,791,670)	(3,113,818)
Fair value of the plan assets	3,456,613	3,292,890	3,865,411	3,319,133	3,081,582
Surplus (Deficit)	(857,979)	(881,763)	(873,888)	(472,537)	(32,236)
Experience adjustments on plan liabilities (Gain)	235,549	186,905	(202,749)	466,829	(272,767)
Experience adjustments on plan assets (Gain)	(232,214)	(109,153)	235,275	(69,748)	33,417

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2017
	Brazilian Plans	American Plans
Fixed income	98.0%	48.3%
Variable income	—	45.0%
Others	2.0%	6.7%
Total	100.0%	100.0%

	2016
	Brazilian Plans	American Plans
Fixed income	97.0%	45.8%
Variable income	—	48.5%
Others	3.0%	5.7%
Total	100.0%	100.0%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2017 and 2016, respectively:

	2017
	Brazilian Plan	North America Plan
Average discount rate	9.84%	3.25% - 4.25%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2017
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2017
Rate of rotation	Based on service and salary level/null	Based on age and/or the service

	2016
	Brazilian Plan	North America Plan
Average discount rate	10.87%	3.75% - 4.25%
Rate of increase in compensation	Not applicable	3.25%
Mortality table	RP-2000	CPM-2014 and RP-2014
Mortality table of disabled	AT-2000 per sex	Rates by age
Rate of rotation	Based on service and salary level/null	Based on age and/or the service

b)             Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 132,399 in 2017 (R$ 143,561 in 2016).

c)              Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2017	2016	2015
Current service cost	4,441	4,481	5,935
Interests expense	12,162	15,494	18,981
Past service cost	5,769	(75,787)	—
Net cost pension benefit	22,372	(55,812)	24,916

The funded status of the post-employment health benefits plans is as follows:

	2017	2016
Present value of obligations	(316,364)	(305,447)
Total net liabilities	(316,364)	(305,447)

Changes in plan assets and actuarial liabilities were as follows:

	2017	2016	2015
Change in benefit obligation
Benefit obligation at beginning of the year	305,447	446,842	351,538
Cost of service	4,441	4,481	5,935
Interest expense	12,162	15,494	18,981
Past service cost	5,769	(75,787)	—
Contributions from participants	1,556	2,212	2,206
Payment of benefits	(14,230)	(14,799)	(17,245)
Remeasurements	(14,452)	(3,673)	(45,884)
Exchange variations	15,671	(69,323)	131,311
Benefit obligation at the end of the year	316,364	305,447	446,842

	2017	2016	2015
Change in plan assets
Contributions from sponsors	12,572	12,463	14,733
Contributions from participants	1,556	2,212	2,206
Payments of benefits	(14,128)	(14,675)	(16,939)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2017	2016	2015	2014	2013
Present value of defined benefit obligation	(316,364)	(305,488)	(446,843)	(351,538)	(369,086)
Deficit	(316,364)	(305,488)	(446,843)	(351,538)	(369,086)
Experience adjustments on plan liabilities	(14,452)	(3,673)	(45,884)	42,345	(20,980)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2017	2016	2015
Losses on actuarial obligation	14,452	(3,673)	(45,884)
Actuarial losses recognized in Equity	14,452	(3,673)	(45,884)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2017	2016
Average discount rate	3.25% - 3.50%	3.75% - 4.25%
Health treatment - rate assumed next year	6.88% - 7.60%	6.40% - 6.80%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2026 to 2041	4.00% - 4.50%	4.00% - 4.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	92	(765)
Effect over benefit plan obligations	37,871	(47,434)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 23,876 as of December 31, 2017 (R$ 55,276 as of December 31, 2016).

NOTE 20 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate. The Company’s management performs frequent analysis with the purpose of identifying potentially impacted areas and a liability is recorded based on the best estimate of costs for investigation, treatment and cleaning of potentially affected sites. The Company uses estimates and assumptions to determine the amounts involved, which may change in the future, as a result of the final investigations and the determination of the actual environmental impact. The balances of the provisions are as follows:

	2017	2016
Provision for environmental liabilities	85,191	83,806

Current	21,928	17,737
Non-current	63,263	66,069

NOTE 21 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 17 iv, were used to set up a Non Standardized Credit Right Investment Fund (“FIDC”), constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. On July 14, 2015, the single quota of that FIDC was sold in connection with the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,135,077 as of December 31, 2017 (R$ 1,007,259 on December 31, 2016) recognized in the account “Obligations with FIDC”.

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

Reconciliations of common and preferred outstanding shares are presented below:

	2017		2016		2015
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,137,018,570	571,929,945	1,114,744,538	571,929,945	1,132,613,562
Acquisition of Treasury shares	—	—	—	(10,000,000)	—	(19,923,200)
Exercise of stock options	—	308,614	—	2,274,032	—	2,054,176
Transfer of shares	—	—	—	30,000,000	—	—
Balance at the end of the year	571,929,945	1,137,327,184	571,929,945	1,137,018,570	571,929,945	1,114,744,538

At December 31, 2017, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2017
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,471,131	8.3	653,370,032	38.0
Brazilian institutional investors	254,785	0.0	155,227,424	13.5	155,482,209	9.0
Foreign institutional investors	7,254,556	1.3	708,109,387	61.8	715,363,943	41.6
Other shareholders	6,521,703	1.1	178,519,242	15.6	185,040,945	10.8
Treasury stock	1,697,538	0.3	8,704,061	0.8	10,401,599	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2016
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	202,806,626	17.7	652,519,280	37.9
Brazilian institutional investors	41,883,032	7.3	92,721,295	8.1	134,604,327	7.8
Foreign institutional investors	11,122,498	1.9	705,652,715	61.5	716,775,213	41.8
Other shareholders	69,211,761	12.1	135,837,934	11.9	205,049,695	11.9
Treasury stock	1,697,538	0.3	9,012,675	0.8	10,710,213	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2015
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	49,834,446	8.7	73,686,224	6.4	123,530,670	7.2
Foreign institutional investors	13,881,226	2.4	632,717,431	55.2	646,598,657	37.6
Other shareholders	58,501,619	10.2	155,489,399	13.6	213,991,018	12.4
Treasury stock	1,697,538	0.3	31,286,707	2.7	32,984,245	1.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johanpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2017
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,012,675	98,189
Exercise of stock options	—	—	(308,614)	(22,661)
Closing balance	1,697,538	557	8,704,061	75,528

	2016
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	31,286,707	382,806
Repurchases	—	—	10,000,000	95,343
Exercise of stock options	—	—	(2,274,032)	(10,461)
Transfer of shares	—	—	(30,000,000)	(369,499)
Closing balance	1,697,538	557	9,012,675	98,189

	2015
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	13,417,683	232,585
Repurchases	—	—	19,923,200	186,033
Exercise of stock options	—	—	(2,054,176)	(35,812)
Closing balance	1,697,538	557	31,286,707	382,806

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 8.68 during 2017 (R$ 10.89 and R$ 12.24 during the years ended on December 31, 2016 and 2015, respectively).

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend distribution purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government grants which can be excluded from the basis for dividend calculation.

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

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

The effects of changes in percentage of ownership in subsidiaries for the years presented are composed of:

	December 31, 2017
	Attributed to parent company’s interest	Non-controlling interests	Total
(ii) Other changes	—	(21,698)	(21,698)
Effects of interest changes in subsidiaries	—	(21,698)	(21,698)

	December 31, 2016
	Attributed to parent company’s interest	Non-controlling interests	Total
(ii) Other changes	—	(6,405)	(6,405)
Effects of interest changes in subsidiaries	—	(6,405)	(6,405)

	December 31, 2015
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Acquisition of non-controlling interests	—	(837,437)	(837,437)
(ii) Other changes	—	12,726	12,726
Effects of interest changes in subsidiaries	—	(824,711)	(824,711)

(i) Acquisition of non-controlling interests in some Brazilian subsidiaries; (ii) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year ended on December 31, 2015, in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 63,074 in 2015.

The dividends credited during the year totaled R$ 85,462, distributed on profits obtained in the first nine months of 2017. As a result of the net loss in 2017, management will propose to the Annual Shareholders’ Meeting that this amount be considered as distributed using the balance of the Investments and Working Capital Reserve, as shown below:

	2017	2016	2015
Net loss	(359,360)	(2,890,811)	(4,551,438)
Absorption of net loss by investments and working capital reserve	359,360	2,890,811	4,551,438

Dividends and interest on capital in the years

			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2017	2016	2015
1st quarter	Interest	—	—	—	—	—	—	101,200
2nd quarter	Dividends	0.02	1,709,205	8/21/2017	9/1/2017	34,184	51,225	—
2nd quarter	Interest	—	—	—	—	—	—	84,318
3rd quarter	Interest	—	—	—	—	—	—	—
3rd quarter	Dividends	0.03	1,709,267	11/21/2017	12/1/2017	51,278	34,152	67,458
4th quarter	Dividends	—	—	—	—	—	—	—
Interest and Dividends						85,462	85,377	252,976
Credit per share (R$)						0.05	0.05	0.15

NOTE 23 — EARNINGS PER SHARE (EPS)

In accordance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2017
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(120,267)	(239,093)	(359,360)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,137,012,265

Earnings per share (in R$) — Basic	(0.21)	(0.21)

	2016
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(969,954)	(1,920,857)	(2,890,811)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,626,373

Earnings per share (in R$) — Basic	(1.70)	(1.70)

	2015
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(1,541,242)	(3,010,196)	(4,551,438)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,117,034,926

Earnings per share (in R$) — Basic	(2.69)	(2.69)

Due to the net loss in the years of 2017, 2016 and 2015, the Company is considering for these years the same basic and diluted loss, without considering the effects on the diluted calculation of the potential increase in preferred shares as a result of the long-term incentive plans.

NOTE 24 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2017	2016	2015
Gross sales	42,156,553	42,935,022	48,701,895
Taxes on sales	(2,956,896)	(2,765,957)	(3,184,879)
Discounts	(2,282,038)	(2,517,398)	(1,935,775)
Net sales	36,917,619	37,651,667	43,581,241

NOTE 25 - LONG-TERM INCENTIVE PLANS

a)  Restricted Shares and Performance Shares Summary:

Balance on January 1, 2015	10,086,234
Granted	9,098,389
Forfeited	(2,717,724)
Exercised	(3,941,643)
Balance on December 31, 2015	12,525,256
Granted	13,357,922
Forfeited	(3,046,593)
Exercised	(2,403,094)
Balance on December 31, 2016	20,433,491
Granted	3,170,952
Forfeited	(1,901,782)
Exercised	(2,727,577)
Balance on December 31, 2017	18,975,084

In 2017, the Company approved changes to the long-term incentive plan allowing the use of multiple forms of share-based compensation and changing the grace period of each grant to three years. In 2017 Restricted Shares and Performance Shares were granted.

b) Stock Options Plan:

	2017		2016		2015
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	569,115	16.64	1,074,246	18.36	2,448,973	19.53
Options Exercised	—	—	—	—	(25,210)	19.56
Options Forfeited	(276,724)	15.11	(505,131)	20.49	(1,349,517)	20.98
Available at the end of the year	292,391	17.91	569,115	16.64	1,074,246	18.36

The average market price of the share in the year ended December 31, 2017 was R$ 11.19 (R$ 7.68 and R$ 7.70 in the years ended on December 31, 2016 and 2015, respectively).

As of December 31, 2017 the Company has a total of 8,704,061 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at December 31, 2017*
			R$
R$ 14.39	40,873	1.2	13.89	40,873
R$ 10.58 to R$ 29.12	251,518	5.0	18.56	16,795
	292,391			57,668

*The total of options vested that are exercisable on December 31, 2017 is 57,668 (57,678 and 127,899 on December 31, 2016 and 2015).

During the years ended December 31, 2017, 2016 and 2015, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 25,403, R$ 38,023 and R$ 39,657, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2017.

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

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2017, there were 535,543 SARs and 40,873 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

As of December 31, 2017 and December 31, 2016, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 9 thousand (R$ 29.8) and US$ 10 thousand (R$ 32.6), respectively.

NOTE 26 — SEGMENT REPORTING

	Business Segments
	2017
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	12,562,727	15,433,380	4,025,736	6,228,543	(1,332,767)	36,917,619
Cost of sales	(10,996,383)	(14,823,590)	(3,523,394)	(5,301,172)	1,331,544	(33,312,995)
Gross profit	1,566,344	609,790	502,342	927,371	(1,223)	3,604,624
Selling, general and administrative expenses	(539,613)	(569,696)	(202,862)	(166,656)	(176,081)	(1,654,908)
Other operating income (expenses)	(11,513)	29,113	11,260	14,989	47,882	91,731
Impairment of assets	(45,279)	(1,069,528)	—	—	—	(1,114,807)
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	—	—	—	—	(721,682)	(721,682)
Reversal of contingent liabilities, net	—	—	—	—	929,711	929,711
Equity in earnings of unconsolidated companies	—	(111,581)	41,554	15,460	19,970	(34,597)
Operational (Loss) income before financial income (expenses) and taxes	969,939	(1,111,902)	352,294	791,164	98,577	1,100,072
Financial result, net	(564,397)	(46,184)	(74,301)	(122,837)	(335,629)	(1,143,348)
Income (Loss) before taxes	405,542	(1,158,086)	277,993	668,327	(237,052)	(43,276)
Income and social contribution taxes	(103,263)	201,807	(123,552)	(192,902)	(77,481)	(295,391)
Net income (Loss)	302,279	(956,279)	154,441	475,425	(314,533)	(338,667)

Supplemental information:
Net sales between segments	1,216,526	59,478	6,490	50,273	—	1,332,767

Depreciation/amortization	909,333	684,121	155,038	344,059	—	2,092,551

Investments in associates and jointly-controlled entities	—	346,080	584,898	199,647	149,674	1,280,299
Total assets	17,051,262	14,872,755	5,208,265	8,834,041	4,335,438	50,301,761
Total liabilities	9,592,948	3,315,546	1,711,963	2,753,091	9,034,272	26,407,820

	Business Segments
	2016
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	11,634,862	15,430,814	4,775,598	6,884,733	(1,074,340)	37,651,667
Cost of sales	(10,405,078)	(14,514,789)	(4,103,231)	(6,238,749)	1,073,906	(34,187,941)
Gross profit	1,229,784	916,025	672,367	645,984	(434)	3,463,726
Selling, general and administrative expenses	(678,369)	(778,218)	(253,177)	(284,962)	(244,302)	(2,239,028)
Other operating income (expenses)	2,111	26,223	41,396	14,166	43,951	127,847
Impairment of assets	—	(2,779,146)	(138,765)	—	—	(2,917,911)
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	—	—	—	—	(58,223)	(58,223)
Equity in earnings of unconsolidated companies	—	(46,917)	16,366	—	17,780	(12,771)
Operational (Loss) income before financial income (expenses) and taxes	553,526	(2,662,033)	338,187	375,188	(241,228)	(1,636,360)
Financial result, net	(603,373)	(63,654)	(96,822)	(148,313)	(33,093)	(945,255)
Income (Loss) before taxes	(49,847)	(2,725,687)	241,365	226,875	(274,321)	(2,581,615)
Income and social contribution taxes	13,140	133,818	(107,124)	(64,348)	(279,800)	(304,314)
Net income (Loss)	(36,707)	(2,591,869)	134,241	162,527	(554,121)	(2,885,929)

Supplemental information:
Net sales between segments	885,050	90,267	6,386	92,637	—	1,074,340

Depreciation/amortization	952,848	874,299	182,672	526,136	—	2,535,955

Investments in associates and jointly-controlled entities	—	303,526	404,522	—	90,796	798,844
Total assets	18,672,770	16,459,784	5,582,926	11,970,202	1,949,459	54,635,141
Total liabilities	10,761,705	3,407,444	1,651,590	6,519,255	8,020,494	30,360,488

	Business Segments
	2015
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	12,977,327	17,312,166	5,477,228	8,882,071	(1,067,551)	43,581,241
Cost of sales	(11,433,115)	(15,800,270)	(4,800,063)	(8,333,189)	1,076,111	(39,290,526)
Gross profit	1,544,212	1,511,896	677,165	548,882	8,560	4,290,715
Selling, general and administrative expenses	(821,152)	(814,393)	(313,521)	(371,481)	(261,938)	(2,582,485)
Other operating income (expenses)	3,638	18,379	2,985	21,791	50,207	97,000
Impairment of assets	(834,665)	(1,882,239)	(354,468)	(1,924,868)	—	(4,996,240)
Equity in earnings of unconsolidated companies	—	(72,774)	36,550	—	11,722	(24,502)
Operational (Loss) income before financial income (expenses) and taxes	(107,967)	(1,239,131)	48,711	(1,725,676)	(191,449)	(3,215,512)
Financial result, net	(624,526)	(234,183)	(98,557)	(288,021)	(1,633,609)	(2,878,896)
Income (Loss) before taxes	(732,493)	(1,473,314)	(49,846)	(2,013,697)	(1,825,058)	(6,094,408)
Income and social contribution taxes	60,804	5,196	(104,308)	(283,633)	1,820,363	1,498,422
Net income (Loss)	(671,689)	(1,468,118)	(154,154)	(2,297,330)	(4,695)	(4,595,986)

Supplemental information:
Net sales between segments	817,494	121,292	685	128,080	—	1,067,551

Depreciation/amortization	928,861	836,660	192,014	650,374	—	2,607,909

Investments in associates and jointly-controlled entities	—	725,356	575,845	2,082	89,599	1,392,882
Total assets	20,791,119	27,324,285	7,046,438	17,077,208	(2,144,341)	70,094,709
Total liabilities	12,831,815	7,214,899	2,451,835	9,369,552	6,256,225	38,124,326

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries and associate company, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2017	2017	2017	2017	2017
Net sales	13,450,378	4,769,526	18,142,218	555,497	36,917,619
Total assets	23,872,075	6,009,394	19,629,950	790,342	50,301,761

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2016	2016	2016	2016	2016
Net sales	12,229,582	5,828,564	17,917,485	1,676,036	37,651,667
Total assets	24,266,983	6,159,387	23,463,447	745,324	54,635,141

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2015	2015	2015	2015	2015
Net sales	14,033,792	6,653,980	19,813,519	3,079,950	43,581,241
Total assets	22,803,505	9,327,457	36,048,019	1,915,728	70,094,709

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

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2017	2016
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	57,062,113	60,924,807
Business Interruption	Net income plus fixed expenses	6,464,512	8,354,147
Civil Liability	Industrial operations	535,896	527,974

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

During the fourth quarter of 2017, the Company identified an increase in the pre-tax discount rate at a higher intensity than that contemplated in the quarterly monitoring conducted during the year in the North America segment, where the increase in the pre-tax discount rate was 0.5% compared to 2016.

The Company performed the impairment test for goodwill and other long-lived assets, in which impairment losses were recognized in the amount of R$ 1,114,807 (R$ 2,917,911 in 2016), of which R$ 265,369 (R$ 239,329 in 2016) as a result of the impairment test of other long-lived assets (note 28.1) and R$ 849,438 (R$ 2,678,582 in 2016) as a result of the goodwill impairment test (note 28.2).

28.1 Other assets Impairment test

In the fourth quarter of 2017, due to the lack of expectation of future use of some assets in some industrial plants, tests performed on other long-lived assets identified impairment losses in property, plant and equipment in the amount of R$ 265,369, of which R$ 45,279 in the Brazil segment and R$ 220,090 in the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets, which represents their value in use (higher between the fair value net of disposal expenses and their value in use). In 2016, due to the interruption of certain activities as result of significant changes in the economy of the region where these units are located and the lack of expectation of future use of some assets of these industrial plants, tests performed on other long-lived assets identified impairment losses on property, plant and equipment in the amount of R$ 239,329, of which R$ 138,765 in the South America segment and R$ 100,564 in the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets in the amount of R$ 138,543, which represents their value in use (higher between the fair value net of disposal expenses and their value in use).

The pre-tax discount rates used for this test are the same as presented in note 28.2 of the goodwill impairment test.

28.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In the fourth quarter of 2017, the Company evaluated the recoverability of the goodwill of its segments. Based on the aforementioned events, notably the increment in the pre tax discount rate in the North America segment, the analyzes carried out identified a loss due to non-recoverability of goodwill in the amount of R$ 849,438 for the North America segment. In 2016, the tests identified an impairment loss of goodwill in the amount of R$ 2,678,582 for the North American segment caused by the deterioration of the economic conditions reflected by the decrease of the EBITDA margin at that time.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2017 test were: a) North America: 3% (3% in December 2016); b) Special Steel: 3% (3% in December 2016); c) South America: 3% (3% in December 2016); and d) Brazil: 3% (3% in December 2016).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were: a) North America: 13.6% (13.1% in December 2016); b) Special Steel: 13.1% (14.0% in December 2016); c) South America: 14.7% (14.6% in December 2016); and d) Brazil 15.2%: (14.9% in December 2016).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: below the book value of R$ 849 million (below the book value of R$ 2,679 million in 2016); b) South America: exceeded the book value by R$ 437 million (exceeded the book value by R$ 724 million in 2016); c) Special Steel: exceeded the book value by R$ 3,989 million (exceeded the book value by R$ 1,601 million in 2016); and d) Brazil: exceeded the book value by R$ 1,747 million (exceeded the book value by R$ 1,225 million in 2016).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below book value of R$ 506 million (below the book value by R$ 872 million in 2016); b) Special Steel: exceeded book value by R$ 3,422 million (exceeded the book value by R$ 1,170 million in 2016); c) South America: exceeded book value by R$ 265 million (exceeded the book value by R$ 486 million in 2016);  and d) Brazil: exceeded the book value by R$ 999 million (exceeded the book value by R$ 425 million in 2016).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 310 million (below the book value by R$ 661 million in 2016); b) Special Steel: exceeded the book value by R$ 3,596 million (exceeded the book value by R$ 1,301 million in 2016); c) South America: exceeded the book value by R$ 318 million (exceeded the book value by R$ 561 million in 2016); and d) Brazil: exceeded the book value by R$ 1,254 million (exceeded the book value by R$ 673 million in 2016).

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

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. The expenses classified by nature is as follows:

	2017	2016	2015
Depreciation and amortization	(2,092,551)	(2,535,955)	(2,607,909)
Labor expenses	(5,514,721)	(6,508,834)	(7,018,129)
Raw material and consumption material	(23,423,950)	(22,863,693)	(27,126,417)
Freight	(2,281,773)	(2,279,459)	(2,538,071)
Impairment of assets	(1,114,807)	(2,917,911)	(4,996,240)
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	(721,682)	(58,223)	—
Reversal of contingent liabilities, net	929,711	—	—
Other expenses/income, net	(1,563,177)	(2,111,181)	(2,485,485)
	(35,782,950)	(39,275,256)	(46,772,251)

Classified as:
Cost of sales	(33,312,995)	(34,187,941)	(39,290,526)
Selling expenses	(524,965)	(710,766)	(785,002)
General and administrative expenses	(1,129,943)	(1,528,262)	(1,797,483)
Other operating income	260,618	242,077	213,431
Other operating expenses	(168,887)	(114,230)	(116,431)
Impairment of assets	(1,114,807)	(2,917,911)	(4,996,240)
Gains and losses on assets held for sale and sales of interest in subsidiaries and associate company	(721,682)	(58,223)	—
Reversal of contingent liabilities, net	929,711	—	—
	(35,782,950)	(39,275,256)	(46,772,251)

NOTE 30 — FINANCIAL INCOME

	2017	2016	2015

Income from short-term investments	85,153	142,965	270,742
Interest income and other financial income	141,462	109,080	107,660
Financial Income	226,615	252,045	378,402

Interest on debt	(1,323,448)	(1,540,797)	(1,471,526)
Monetary variation and other financial expenses	(402,836)	(469,208)	(308,840)
Financial Expenses	(1,726,284)	(2,010,005)	(1,780,366)

Exchange Variation, net	(4,057)	851,635	(1,564,017)
Reversal of monetary update of contingent liabilities, net	369,819	—	—
Gains and losses on financial instruments, net	(9,441)	(38,930)	87,085
Financial result, net	(1,143,348)	(945,255)	(2,878,896)

NOTE 31 — SUBSEQUENT EVENTS

I) On January 8, 2018, the Company’s Board of Directors authorized the Company to acquire shares of its own issuance, within a period of up to 3 months from the date of the authorization, of up to 10,000,000 preferred shares (GGBR4 ) or American Depositary Receipts (ADRs). This authorization has the purpose to support the Long-Term Incentive Plan of the Company and its subsidiaries, keeping in Treasury, cancelling or further selling in the market. The acquisition will be supported by retained earnings, being the Board responsible for defining the number of shares and the opportunity of each operation. On January 17, 2018 the share repurchase program was completed.

II) On January 31, 2018, the Company announced a definitive sale agreement for its wire rod mill located in Beaumont, Texas, as well as two processing units for Optimus Steel LLC for US$ 92.5 million (equivalent to R$ 292.5 million), subject to usual adjustments in the acquisition value. The agreement includes the Company’s Beaumont, Texas-based mill and Beaumont Wire Products and Carrollton Wire Products. The mill has a melt shop with the capacity to produce approximately 700,000 short tons of steel per year and is capable of rolling wire rod and rebar in roll. On April 2, 2018, the Company informed, through a notice to the market, that this sale was completed.

III) On February 14, 2018, the Company announced the sale of its two hydroelectric plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly owned subsidiary of Kinross Gold Corporation. The Caçu and Barra dos Coqueiros plants, inaugurated in 2010, have a total installed capacity of 155 MW. The transaction is subject to regulatory approvals and the usual closing conditions.

IV) On February 26, 2018, the Company proposed payment of dividend on account of pre-existing profit reserves, which will be calculated and credited to the positions held by the shareholders on March 3, 2018, in the amount of R$ 51,0 million (R$ 0.03 per common and preferred share), with payment expected for March 21, 2018, which was submitted and approved by the Board of Directors on February 27, 2018.

**************************************