Form 20-F
period 2018-12-31
GERDAU S.A.
filed 2019-03-29
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2018 was:

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

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

(iv)                              “Preferred Shares” and “Ordinary Shares” refer to the Company’s authorized and outstanding preferred stock and ordinary stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii)  “Euro” or “€” are to the official currency of members of the European Union, (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes;

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

(vii)                           “Shipments” means the volumes shipped and “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, South America, North America and Asia, excluding our joint ventures and associate companies;

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

(x)                                 “proven or probable mineral reserves” has the meaning defined by SEC in Industry Guide 7.

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 50% stake, in the Dominican Republic, the investment in the holding company Corsa Controladora, S.A. de C.V., in which the Company holds a 49% stake, which in turn holds the capital stock of Aceros Corsa S.A. de C.V., in Mexico, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 50% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, the investment in Diaco S.A., in Colombia, in which the Company holds a 49.87% stake, the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.50% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2018.

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

ITEM 3.                                                KEY INFORMATION

A.                                    SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with the IFRS financial statements of the Company, appearing elsewhere in this Annual Report, and section “Operating and Financial Review and Prospects”. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2018, 2017, 2016, 2015 and 2014 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2018	2017	2016	2015	2014
NET SALES	46,159,478	36,917,619	37,651,667	43,581,241	42,546,339
Cost of sales	(40,010,100)	(33,312,995)	(34,187,941)	(39,290,526)	(37,406,328)

GROSS PROFIT	6,149,378	3,604,624	3,463,726	4,290,715	5,140,011
Selling expenses	(570,431)	(524,965)	(710,766)	(785,002)	(691,021)
Impairment loss on trade receivables	(9,914)	—	—	—	—
General and administrative expenses	(1,082,449)	(1,129,943)	(1,528,262)	(1,797,483)	(2,036,926)
Impairment of non-financial assets	—	(1,114,807)	(2,917,911)	(4,996,240)	(339,374)
Gains and losses on assets held for sale and sales of interest in subsidiaries	(414,507)	(721,682)	(58,223)	—	636,528
Other operating income	235,421	260,618	242,077	213,431	238,435
Other operating expenses	(270,413)	(168,887)	(114,230)	(116,431)	(150,542)
Reversal of provision for tax liabilities, net	—	929,711	—	—	—
Equity method investees	10,141	(34,597)	(12,771)	(24,502)	101,875

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	4,047,226	1,100,072	(1,636,360)	(3,215,512)	2,898,986
Financial income	204,000	226,615	252,045	378,402	276,249
Financial expenses	(1,579,341)	(1,726,284)	(2,010,005)	(1,780,366)	(1,397,375)
Bond repurchases expenses	(223,925)	—	—	—	—
Exchange variations, net	(322,621)	(4,057)	851,635	(1,564,017)	(476,367)
Reversal of interest on provision for tax liabilities, net	—	369,819	—	—	—
Gains and losses on derivative financial instruments, net	32,092	(9,441)	(38,930)	87,085	36,491

INCOME (LOSS) BEFORE TAXES	2,157,431	(43,276)	(2,581,615)	(6,094,408)	1,337,984

Current	(629,209)	(313,758)	(110,511)	(158,450)	(571,926)
Deferred	798,160	18,367	(193,803)	1,656,872	722,315
Income and social contribution taxes	168,951	(295,391)	(304,314)	1,498,422	150,389

NET INCOME (LOSS)	2,326,382	(338,667)	(2,885,929)	(4,595,986)	1,488,373

ATTRIBUTABLE TO:
Owners of the parent	2,303,868	(359,360)	(2,890,811)	(4,551,438)	1,402,873
Non-controlling interests	22,514	20,693	4,882	(44,548)	85,500
	2,326,382	(338,667)	(2,885,929)	(4,595,986)	1,488,373

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2018	2017	2016	2015	2014
Basic earnings (loss) per share — in R$
Common	1.35	(0.21)	(1.70)	(2.69)	0.82
Preferred	1.35	(0.21)	(1.70)	(2.69)	0.82
Diluted earnings (loss) per share — in R$
Common	1.34	(0.21)	(1.70)	(2.69)	0.82
Preferred	1.34	(0.21)	(1.70)	(2.69)	0.82
Cash dividends declared per share — in R$
Common	0.45	0.08	0.05	0.15	0.25
Preferred	0.45	0.08	0.05	0.15	0.25

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Weighted average Preferred Shares outstanding during the year (1)	1,129,851,598	1,137,012,265	1,132,626,373	1,117,034,926	1,132,483,383
Number of Common Shares outstanding at year end (2)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Number of Preferred Shares outstanding at year end (2)	1,124,233,755	1,137,327,184	1,137,018,570	1,114,744,538	1,132,613,562

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year.

	On December 31,
	2018	2017	2016	2015	2014
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	2,890,144	2,555,338	5,063,383	5,648,080	3,049,971
Short-term investments	459,470	821,518	1,024,411	1,270,760	2,798,834
Current assets	17,503,082	17,982,113	17,796,740	22,177,498	20,682,739
Current liabilities	8,504,253	7,714,120	8,621,509	7,863,031	7,772,796
Net working capital (1)	8,998,829	10,267,993	9,175,231	14,314,467	12,909,943
Property, plant and equipment, net	15,546,481	16,443,742	19,351,891	22,784,326	22,131,789
Net assets (2)	25,938,571	23,893,941	24,274,653	31,970,383	33,254,534
Total assets	51,281,029	50,301,761	54,635,141	70,094,709	63,042,330
Short-term debt (including “Current Portion of Long-Term Debt”)	1,822,183	2,004,341	4,458,220	2,387,237	2,037,869
Long-term debt, less current portion	11,545,658	14,457,315	15,959,590	23,826,758	17,148,580
Debentures - short term	2,755	—	—	—	—
Debentures - long term	1,536,118	47,928	165,423	246,862	335,036
Equity	25,938,571	23,893,941	24,274,653	31,970,383	33,254,534
Capital	19,249,181	19,249,181	19,249,181	19,249,181	19,249,181

(1)  Total current assets less total current liabilities.

(2)  Total assets less total current liabilities and less total non-current liabilities.

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2018, the Company had 571,929,945 common shares and 1,124,233,755 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2014. The figures are expressed in Brazilian reais and U.S. dollars. The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock

1st Quarter 2014 (1)	05/07/2014	0.0700	0.0312
2nd Quarter 2014	07/30/2014	0.0600	0.0265
3rd Quarter 2014 (1)	11/05/2014	0.0500	0.0199
4th Quarter 2014	03/04/2015	0.0700	0.0235
1st Quarter 2015 (1)	06/05/2015	0.0600	0.0197
2nd Quarter 2015 (1)	08/12/2015	0.0500	0.0144
3rd Quarter 2015	10/29/2015	0.0400	0.0102
2nd Quarter 2016	08/10/2016	0.0300	0.0096
3rd Quarter 2016	11/04/2016	0.0200	0.0062
2nd Quarter 2017	08/08/2017	0.0200	0.0064
3rd Quarter 2017	11/07/2017	0.0300	0.0092
4rd Quarter 2017	27/02/2018	0.0300	0.0092
1st Quarter 2018 (1)	08/05/2018	0.0800	0.0224
2nd Quarter 2018 (1)	07/08/2018	0.1400	0.0373
3rd Quarter 2018	06/11/2018	0.1300	0.0345
4th Quarter 2018	20/02/2019	0.1000	0.0268

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

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict

We are subject to the risks arising from adverse changes in domestic and global economic and political conditions. Our industry is cyclical by nature and fluctuates with economic cycles, including the current global economic instability. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the uncertain effects of the United Kingdom’s decision to withdraw from the European Union (BREXIT) and increasing political uncertainty and instability in a number of countries. There continues to be considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. These policies may have a negative impact on the global and local economy, and consequently our business, financial condition and results of operations. We cannot predict if the actions taken in the United States, Europe, China and elsewhere in the world to address this situation will be successful in reducing the duration and impact of the economic instability and political uncertainty. More recently, the risk of trade protection measures in favor of local producers of competing products and the disruption in existing trade agreements or increased trade friction between countries (e.g., the U.S. and China) could have a negative effect on our business and results of operations by restricting the free flow of goods and services across borders and exacerbating global economic conditions. Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could have a material adverse effect on our liquidity, on our operations and on our ability to carry out our announced capital investment programs and may prompt our customers to slow down or reduce the purchase of our products. We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

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

The main metal input for the Company’s mini-mills, which mills accounted for 78.0% of total crude steel output as of and for the year ended on December 31, 2018, is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic suppliers and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. This unit represented 48.8% of the total crude steel output (in volume) of the Brazil Business Segment. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

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

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Advanced technology systems and machinery are nonetheless subject to defects, interruptions and breakdowns. Any failure of our information technology systems and automated machinery to perform as we anticipate could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results. Although we have procedures in place to prevent and minimize the impact of a potential failure, including a data back-up system for our management systems, 24/7 monitoring of our servers and a cybersecurity program, there is no assurance that these will work properly or that there will not be an impact on our results of operations or financial condition.

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

Further, while we have some backup data-processing systems that could be used in the event of a failure of our primary systems, we do not yet have a disaster recovery plan or a backup data center that covers all of our units. While we endeavor to prepare for failures of our network by providing backup systems and procedures, we cannot guarantee that our current backup systems and procedures will operate satisfactorily in the event of a regional emergency. Any substantial failure of our backup systems to respond effectively or on a timely basis could have a material adverse effect on our business and results of operations.

We are subject to information technology risks related to breaches of security pertaining to sensitive company, customer, employee and vendor information as well as breaches in the technology used to manage operations and other business processes.

Our business operations rely upon secure information technology systems for data capture, processing, storage and reporting. Despite careful security and controls design, implementation, updating and independent third party verification, our information technology systems, and those of our third party providers, could become subject to employee error or malfeasance, cyber-attacks, or natural disasters. Network, system, application and data breaches could result in operational disruptions or information misappropriation. Access to internal applications required to plan our operations, source materials, manufacture and goods and account for orders could be denied or misused. Theft of intellectual property or trade secrets, and inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents. Any of these operational disruptions and/or misappropriation of information could result in lost sales, business delays, negative publicity and could have a material effect on our business. We also could be required to spend significant financial and other resources to remedy the damage caused by a security breach, including to repair or replace networks and information technology systems, liability for stolen information, increased cybersecurity protection costs, litigation expense and increased insurance premiums.

Risks Relating to our Mining Operations

Estimates of Gerdau’s mineral resources are based on interpretations and assumptions and may differ substantially from the quantities that actually can be extracted.

Gerdau’s mineral resources refer to estimated quantities of iron ore and minerals. There are a number of uncertainties that are inherent to such estimates of resources, including many factors that are beyond our control, such as geological and technological factors. The engineering of reserves involves estimating mineral deposits that have yet to be measured accurately, and the accuracy of any reserve estimates is directly related to the quality of the data available, geological interpretations and judgments and engineering. Moreover, estimates from different engineers may vary. As a result, the volume of mineral resources available that will or may be extracted at commercially feasible rates cannot be guaranteed, which could adversely affect the operating results and financial condition of the Company.

Moreover, in order to determine whether a project should advance to its development stage, Gerdau relies on estimates of the mineralized material occurring on its properties. Since Gerdau may not have conducted a feasibility study demonstrating proven or probable reserves, estimates of mineralized material content are less accurate than if they had been made in accordance with the definition of proven and probable reserves recognized by the SEC. Furthermore, until iron ore is effectively mined and processed, any reserves and grades of mineralization must be considered mere estimates. Such estimates are inaccurate and based on geological interpretation and statistical deduction drawn from analyses of drillings and samples, which may not be reliable. We cannot guarantee that such estimates on mineralized material are accurate and that such mineralized material can be extracted or processed profitably. Therefore, any decision to advance to the development stage is inherently risky. We also cannot guarantee that any minerals recovered in small-scale testing can be replicated in large-scale testing under actual conditions or on a production scale. Any material changes in the estimates of mineralized material will affect the financial feasibility of making a property productive, as well as the return on capital of such property.

Gerdau does not have any proven or probable mineral reserves, and Gerdau’s decision to start industrial production to supply its steelmaking activities and sell the surplus is not based on studies demonstrating the economic recovery of any mineral reserves, and therefore is inherently risky. Any resources employed in exploration or development may not be recovered.

Gerdau has not established any proven or probable mineral reserve on any of its properties. All exploration activities are based on mineral resources classified as mineralized materials, since they do not comply with the SEC definitions of proven or probable reserves. Gerdau is conducting comprehensive exploration studies to determine, in accordance with SEC definitions, the quantity of mineralized material that could be transformed into proven or probable reserves. Therefore, part of the volume of mineralized materials informed and discussed in this report may never make it to the development or production stage.

To demonstrate the existence of proven or probable reserves, it is necessary to carry out additional exploration activities to prove the existence of sufficient mineralized material, with satisfactory continuity, and to obtain a positive feasibility study demonstrating, with reasonable certainty, that the deposits can be extracted and produced profitably and legally. The absence of proven or probable reserves makes it more probable that the Company’s properties cease to be profitable and that the financial resources employed for exploration and development are never recovered, which would adversely affect the operating results and financial condition of the Company.

Drilling and production risks could adversely affect the mining process.

After the discovery of mineral deposits, it could take several years from the initial drilling phase to the feasibility of production, and during such period the economic feasibility of production could suffer changes. Substantial time and investments are necessary to:

•                  create mineral reserves through drilling;

•                  establish adequate mining and metallurgical processes to optimize the recovery of the metal contained in the ore;

•                  obtain environmental and other types of licenses;

•                  build mining and processing facilities as well as the necessary infrastructure for greenfield properties; and

•                  obtain ore or extract minerals from the ore.

If a mining project proves to be economically unfeasible when Gerdau reaches the profit-earning stage, we could incur substantial losses and be forced to write off mineral assets. Furthermore, potential changes or complications involving metallurgical or technological processes during a project cycle could cause delays and generate higher-than-expected costs, rendering the project economically unfeasible and adversely affecting the financial condition and operating results of the Company.

The Company has one mining dam for the disposal of tailings, and any accident or defect that affects the structural integrity of any of its dams could affect its image, operating results, cash flows and financial condition.

Gerdau has one mining dam for the disposal of tailings in the state of Minas Gerais, the Alemães Dam, which has been in operation since 2011 and is regularly monitored. The data from the monitoring instruments are within the safety limits, with the dam classified as Class C (low risk) in accordance with the National Mining Dam Registry available on the website of the National Mining Agency (ANM). Gerdau adopts rigorous standards for engineering control and environmental supervision and conducts a half-yearly Geotechnical Stability Audit to ensure the stability of the dam. Gerdau has Mining Dam Emergency Action Plans that are filed at the regulatory agencies, as required by applicable law.

The Company also has other structures that are treated as Mining Dams by the ANM: Bocaina Clarification, UTM 1 Bays, UTM 2 Bays, North Dike of Tailing Pile 01, and North and South Bays of Tailings Pile A. These are structures that receive stormwater runoff and/or effluents from drainage at the Ore Treatment Units to enable the sedimentation of solid waste before the water is returned to the environment.

They also undergo external audits that attest to their geotechnical stability, as well as regular inspections and monitoring.

An accident involving any of these dams could have serious adverse consequences, including:

• Temporary/permanent shutdown of mining activities and consequently the need to buy iron ore to supply mills;

• High expenditures on contingencies and on recovering the regions and people affected;

• High investments to resume operations;

• Payment of fines and damages;

• Potential environmental impacts.

Any of these consequences could have a material adverse impact on the Company’s operating results, cash flow and financial condition.

Financial Risks

Any downgrade in the Company’s credit ratings could adversely affect the availability of new financing and increase its cost of capital.

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During recent reviews, the Company maintained its investment grade with S&P and Fitch, with positive and stable outlook, respectively, and its Ba1 rating with Moody’s with positive outlook.

The loss of anyone or more of Gerdau’s investment grade ratings could increase its cost of capital, impair its ability to obtain capital and adversely affect its financial condition and results of operations.

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

In September 2015, the Company concluded the process of eliminating financial covenants in all of its contracts. Since October 2015, only financial transactions with BNDES contemplate monitoring of the Company’s indebtedness indexes, but with distinct characteristics in relation to those previously contained in the contracts with commercial banks (for more information, see Item 5.B.—Liquidity and Capital Resources — Indebtedness Ratios). In the event of a failure to satisfy the annual tests, the Company would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

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

For example, the North America Business Segment reports its results in U.S. dollars. Therefore, fluctuations in the exchange rate between the U.S. dollar and the Brazilian real could affect its results of operations. The same occurs with all other businesses located outside Brazil with respect to the exchange rate between the local currency of the respective subsidiary and the Brazilian real.

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

The Brazilian real appreciated against the U.S. dollar by 16.5% in 2016, depreciated by 1.5% in 2017 and depreciated by 17.1% in 2018.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$11 billion at December 31, 2018, representing 73.8% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

We are subject to LIBOR-based risks.

On July 27, 2017, the head of the Financial Conduct Authority, or the FCA, announced the desire to phase out the use of LIBOR by the end of 2021. As of the date of this report, there is no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our net investment income cannot yet be determined and, at this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may have a material adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes in judicial, administrative and regulatory litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in several tax, civil and labor disputes involving significant monetary claims.

The principal litigations are described more fully in “Legal Proceedings.” Among the material matters for which no provision has been established because are considered as possible contingent liabilities (possibility of any outflow in settlement is possible):

•                  The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 613,642 thousands.

•                  The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 341,659 thousands; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 968,047 thousands, (iii) social security contributions in the total of R$ 88,374 thousands and (iv) other taxes , whose updated total amount is currently R$ 641,782 thousands.

•                  The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Prepayment of Exports “(RAE), in the updated amount of R$ 410,893 thousands, of which: (i) R$ 125,365 thousands corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Council of Tax Appeals (CARF), which was dismissed by the quality vote, by means of the judgment published on September 3, 2018, in the face of which the Company objected Embargoes of Declaration, which  awaits judgment;; (ii) R$ 132,643 thousands corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos, which was challenged and dismissed and filed a Voluntary Appeal at the first instance of CARF, on August 28, 2018, which is pending of judgment; and; (iii) R$ 152,885 thousands, corresponds to a lawsuit filed by the Company, which was challenged and dismissed and filed a Voluntary Appeal at the first instance of CARF, on August 31, 2018, which is pending of judgment.

•                  The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,200,672 thousands. Such proceedings relate to profits generated abroad, of which (i) R$ 1,023,337 thousands correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 988,819 thousands correspond to a lawsuit whose administrative discussion has already been closed and are currently in Fiscal Execution, in relation to which the Company filed Execution Embargoes, which are pending of judgment by the first instance and (i.b) R$ 34,518 thousands are remaining from a notice originally of R$ 372,213 thousands and correspond to a suit partially provided by the Superior Court of Tax Appeals (CSRF), in a decision published on May 25, 2017 and has already become final; currently the process is awaiting proceedings by the first instance of the Administrative Council of Tax Appeals (CARF), for analysis of matters not previously analyzed, as determined by the CSRF decision; and (ii) R $ 177,335 thousands corresponds to a lawsuit filed by the Company, which had its Voluntary Appeal adjudicated by the first instance of CARF, which was dismissed, reason why a Special Appeal was filed with the Superior Court of Tax Appeals (CSRF), known in part and pending of judgment.

•                  The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,062,878 thousands, of which (i) R$ 5,128,470 thousands correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Embargoes to Execution in the respective proceedings, and in the Embargoes to Execution filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; (ii) R$ 629,753 thousands correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal judged at the first instance of CARF on September 18, 2018, which was given partial relief and it is pending of publication of the judgment, in the light of which the Company will take the appropriate measures; (iii) R$ 255,531 thousands correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had a Voluntary Appeal rejected by the first instance of CARF, which is why a Special Appeal was filed in the CSRF, which was partially dispatched by an order of which it became aware on July 6, 2018 and in the face of which it filed Regimental Grievance, which is awaiting judgment; (iv) R$ 297,033 thousands correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal rejected, reason for which was filed a Special Appeal, which was given partial follow-up; currently, the company awaits judgment of its Special Appeal in so far as it is known and awaits collection of the amounts corresponding to the part in which its Special Appeal was not known, in order to adopt the appropriate judicial measures; (v) R$ 128,404 thousands correspond to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais SA), which had its Voluntary Appeal rejected by the first instance of CARF, which is why a Special Appeal was filed, by an order of which it became aware on September 12, 2018 and in the face of which it filed a regimental grievance that awaits judgment; (vi) R$ 100,686 thousands corresponds to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais SA), which was rejected as unfounded, by decision of which it became aware on September 17, 2018 and in the face of which it filed Voluntary Appeal in the first instance of CARF, currently pending of judgment; and (vii) R$ 522,731 thousands correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was challenged as unfounded, by decision of which it became aware on November 27, 2018 and in the face of which it filed a Voluntary Appeal at the first instance of CARF, which is currently pending of judgment.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not probable).

In connection with the so-called Operation Zelotes and other matters, Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters.

The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Furthermore, as previously disclosed, the Company retained outside counsel, reporting to a Special Committee of the Board of Directors, to investigate certain matters relating to CARF proceedings and ultimately political donations by Company entities.  That investigation by outside counsel has now been concluded and its results have been reported to the Board of Directors and the SEC.

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

Non-compliance with environmental laws and regulations could result in administrative or criminal sanctions and closure orders, in addition to the obligation of repairing damage caused to third parties and the environment, such as clean-up of contamination.  If current and future laws become stricter, spending on fixed assets and costs to comply with legislation could increase and negatively affect the Company’s financial condition.  Moreover, future acquisitions could subject the Company to additional spending and costs in order to comply with environmental legislation. As a result, the Company’s financial condition and results of operations may be adversely affected.

Laws and regulations to reduce greenhouse gases and other atmospheric emissions could be enacted in the near future, with significant, adverse effects on the results of the Company’s operations, cash flows and financial condition.

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

We have operations in Brazil and other countries in South America and North America. We face several risks and challenges inherent in conducting business internationally, where we are subject to a wide range of laws and regulations such as the Brazilian Anti-Corruption Law (Law 12.846/2013), Antitrust Law (Law 12.529/2011), the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery, anti-corruption and antitrust laws in other jurisdictions. In recent years there has been an increased focus on corruption in Brazil and also the investigation and enforcement activities of the United States under the FCPA and by other governments under similar laws and regulations. These laws generally prohibit corrupt payments to governmental officials and certain payments, gifts or remunerations to or from clients and suppliers.

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

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage external legal counsel, to report to a Special Committee of the Board, to conduct an investigation.

On February 25, 2016, the Federal Police came to Gerdau’s premises to execute court ordered searches and seizures, taking documents and data for examination. The Federal Police also interviewed certain individuals associated with Gerdau, including its Chief Executive Officer and another current Board member. On that same date, the Company filed a press release with SEC and CVM and informed Bovespa and the New York Stock Exchange (NYSE). Furthermore, as previously disclosed, the Company retained outside counsel, reporting to a Special Committee of the Board of Directors, to investigate certain matters relating to CARF proceedings and ultimately political donations by Company entities. That investigation by outside counsel has now been concluded and its results have been reported to the Board of Directors and the SEC. See Note 17 to the Consolidated Financial Statements (Tax, Civil and Labor Claims and Contingent Assets) for further information.

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

Brazil has experienced heightened economic and political instability derived from various causes such as corruption scandals and currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato.

As a result of these investigations, a number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil, have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of investigations.

After the impeachment and removal of President Dilma Rousseff in 2016, Michel Temer, the then-vice president, served the remainder of her presidential term through the end of 2018. The Temer administration was marked by significant political and economic unrest, the continued emergence of corruption accusations, political impasse, slow economic recovery, a national transportation strike, low approval ratings and foreign commercial disputes, among other factors.  Mr. Temer has himself recently been accused by the Federal Public Prosecutor of corruption charges.

The potential outcome of ongoing corruption scandals and their related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. The Company has no control over, and cannot predict, whether such scandals, investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future or will adversely affect the Company.

In addition, the Brazilian economy remains subject to government policies, which may affect our operations and financial performance. Governmental policies and actions, if unsuccessful or poorly implemented, may affect our operations and financial performance. Uncertainty regarding the implementation by the new administration of promised transformational changes in monetary, fiscal and pension policies, as well as the enactment of corresponding legislation, could contribute to economic instability.

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

The Brazilian economy is also affected by international economic and market conditions, especially economic and market conditions in the United States. Share prices on the B3, for example, have historically been sensitive to fluctuations in United States interest rates as well as movements of the major United States stocks indexes.

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

In September 2005, Gerdau acquired 36% of the stock issued by Sipar Aceros S.A., a long steel rolling mill, located in the Province of Santa Fé, Argentina. This interest, added to the 38% already owned by Gerdau represents 74% of the capital stock of Sipar Aceros S.A. In the same month, Gerdau concluded the acquisition of a 57% interest in Diaco S.A., the largest rebar manufacturer in Colombia. In January 2008, Gerdau acquired an additional interest of 40% for US$107.2 million (R$188.7 million on the acquisition date), increasing its interest to 99% of the capital stock, a figure that also takes into consideration the dilution of non-controlling interests, which explains the higher Gerdau share compared with the share in the two major acquisitions made. In June 2017, Gerdau concluded the operation to form a joint venture, based on the sale of its 50% interest in Gerdau Diaco, in Colombia, with Putney Capital Management. The transaction value attributed to the joint venture was US$165 million (R$546 million on the transaction date).

In January 2006, through its subsidiary Gerdau Hungria Holdings Limited Liability Company, Gerdau acquired 40% of the capital stock of Corporación Sidenor S.A. for US$ 219.2 million (R$ 493.2 million on the acquisition date). In December 2008, Gerdau Hungria Holding Limited Liability Company acquired for US$ 288.0 million (R$ 674.0 million on the acquisition date) a 20% interest in Corporación Sidenor S.A. With this acquisition, Gerdau became the majority shareholder (60%) in Corporación Sidenor. In January 2013, as a result of the settlement of a put option held by the Santander Group, the Company acquired the remaining 40% of Corporación Sidenor S.A., for R$ 599.2 million. In May 2016, the Company closed the sale of Gerdau Holdings Europa S.A. in Spain (the subsidiary which held Corporación Sidenor S.A.). The transaction value was € 155 million (equivalent to R$ 621 million on the completion of the sale).

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

On March 30, 2018, the Company concluded the sale of its wire-rod production unit located in Beaumont, Texas and of the processing units, Beaumont Wire Products and Carrollton Wire Products, to Optimus Steel LLC for US$ 99.5 million (equivalent to R$ 330.7 million). The mill has a melt shop with annual steel production capacity of approximately 700,000 short tons and has the capacity to produce wire-rods and rebar.

On June 29, 2018, the Company concluded the sale of 100% of the shares of Aza Participações SpA and its subsidiaries, Gerdau AZA SA, Aceros Cox SA, Armacero - Matco SA and Salomon Sack S.A. through Gerdau Chile Inversiones Limitada, an indirect subsidiary of Gerdau S.A., to a group of Chilean investors formed by Ingeniería e Inversiones Limitada, Inversiones Reyosan SpA, Los Andes S.A. de Inversiones and Matco Cables SpA. This sale included three production plants with an annual installed capacity of 520,000 tonnes of recycled long steel and its distribution network in Chile. The transaction value corresponds to US$ 154.1 million (equivalent to R$ 594.2 million on the date of the conclusion of the sale).

On July 31, 2018, the Company concluded the sale of its two hydropower plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly-owned subsidiary of the mining company Kinross Gold Corporation. The plants Caçu and Barra dos Coqueiros, inaugurated in 2010, have aggregate installed capacity of 155 MW.

On September 14, 2018, the Company announced to the market that the Brazilian antitrust authority known as CADE approved, without restrictions, the creation of a new company to manage and promote a loyalty program for Brazil’s retail construction industry, called Juntos Somos +, jointly with Votorantim Cimentos and Grupo Tigre. The initiative functions like a benefits program for stores and respective vendors, with the aim of improving service to end customers and to construction industry professionals. Votorantim Cimentos, founder of the program in 2015, will have a 45% stake, while Gerdau and Grupo Tigre each have 27.5%.

On October 31, 2018, the Company concluded the sale of its interest in Gerdau Hungria KFT Y CIA Sociedad Regular Colectiva, a subsidiary of the Company located in Spain and the holder of 98.89% of the shares of Gerdau Steel India Ltd., to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd. This sale comprises 100% of its operations and assets in India, including the special steels industrial unit located in Tadipatri, with annual installed capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled steel. The transaction value corresponds to US$ 120 million (equivalent to R$ 490.2 million on the signing date of the agreement).

On November 5, 2018, the Company concluded the sale to Commercial Metals Company (CMC) of four U.S. rebar mills and rebar fabrication locations. The sale includes the steel mills in Jacksonville, FL, Knoxville, TN, Rancho Cucamonga, CA, and Sayreville, NJ, as well as all of Gerdau’s U.S. rebar fabrication facilities. The transaction value is US$ 600 million (equivalent to R$ 2,222.9 million) as well as working capital adjustments.

B.                                    BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2017 (the most recent year for which information is available), 28.0% of the total crude steel production in the world was through mini-mill process and the remaining 72.0% was through the integrated process.

Crude Steel Production by Process in 2017*

	Crude Steel Production (in million	Production by Process (%)
Blast Furnace	tonnes)	Mini-mill	Integrated
World	1,688	28.0	71.5
China	832	9.0	91.0
Japan	105	24.2	75.8
India	101	56.8	43.2
U.S.A.	82	68.4	31.6
Russia	71	30.8	66.9
S. Korea	71	32.9	67.1
Germany	44	28.8	71.2
Turkey	37	69.2	30.8
Brazil	34	21.0	77.6

Source: World Steel/World Steel In Figures

*Most recent year for which information available

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,343 million tonnes in 2008 to a forecast of 1,789 million tonnes in 2018, for an average annual increase of 33.17%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 4.50% from 1,712 million tonnes in 2017 to 1,789 million tonnes in 2018.

Crude Steel Production (in million tonnes)

Source: World Steel/Annually Statistics

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2016, China’s crude steel production was 928.2 million tonnes, an increase of 12% compared to 2017. In 2017, China’s share of world steel production was 52% of world total crude steel.

Crude Steel Production by Country in 2018 - forecast (million tonnes)

Source: World Steel/Annually Statistics

Asia produced 1,257.9 million tonnes of crude steel in 2018, an increase of 5.5% compared to 2017, and its share of world steel production amounted to 42.3%. The EU-28 produced 168.0 million tonnes of crude steel in 2018, a reduction of 0.3% compared to 2017, representing 9.4% of the global total. In 2018, crude steel production in North America increased 4.1% when compared to 2017, a total of 120.5 million tonnes. The CIS (Commonwealth of Independent States) showed a stable crude steel production with a total of 101.0 million tonnes in 2018.

The Brazilian Steel Industry

According World Steel Association, in 2018 Brazil was the world’s 9th largest producer of crude steel, with a production of 34.7 million tonnes, a 2.0% share of the world market and 78.4% of the total steel production in South America during the year.

Total sales of Brazilian steel products were 34.7 million tonnes in 2018, 34.3 million tonnes in 2017 and 31.3 million tonnes in 2016, exceeding domestic demand of 20.6 million tonnes in 2018, 19.2 million tonnes in 2017 and 18.4 million tonnes in 2016. In 2018, total steel sales in the domestic market increased 8.2% from 2017, going from 16.9 million tonnes to 18.3 million tonnes.

In 2018, the total of Brazilian steel products sales was 32.4 million tonnes. The breakdown of total sales was 69.6% or 22.5 million tonnes of flat steel products, formed by domestic sales of 11.2 million tonnes and exports of 11.4 million tonnes. The remaining 30.4% or 9.8 million tonnes represented sales of long steel products, which consisted of domestic sales of 7.1 million tonnes and exports of 2.7 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2018, the Brazilian GDP increased by 1.0% and steel consumption increased by 7.3%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2018, Brazilian steel exports totaled 14.1 million tonnes, representing 43.5% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 9.6 million tonnes in 2018, 9.4 million tonnes in 2017 and 7.8 million tonnes in 2016, representing 67.8%, 64.0% and 58.1% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. Considering the reduction in the international steel prices during 2010, the appreciation of the Brazilian real against the U.S. dollar and the decrease in demand for steel products in developed countries, the Brazilian levels of imports increased from 2.3 million tonnes in 2009 to 5.9 million tonnes in 2010 (excluding the imports made by the steel mills to avoid double counting), representing 22.0% of apparent domestic consumption. In 2015, imports were 3.2 million tonnes, decreased to 1.9 million tonnes in 2016 and increased to 2.3 million tonnes in 2017. In 2018, imports represented 12.0% of apparent domestic consumption, an increase compared to 2017, which was mainly due to higher prices in the domestic market compared to the international market.

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

The steel industry demonstrated strong performance through the middle of 2006, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis.  The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the non-residential and automotive sector. The Company believes that this trend should continue throughout 2019.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Colombia, the United States,  Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

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

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 18th largest steel producer based on its consolidated crude steel production in 2017, the most recent year for which information is available.

Gerdau operates steel mills that produce steel by direct iron-ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais.  Gerdau currently has a total of 39 steel producing facilities globally.

As of December 31, 2018, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associates companies, was approximately 20.3 million tonnes of crude steel and 16.8 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 51.3 billion, shareholders’ equity (including non-controlling interests) of R$ 25.9 billion, consolidated net sales of R$ 46.2 billion and a total consolidated net income (including non-controlling interests) of R$ 2,326.4 million for the period ended on December 31, 2018.

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

A significant portion of Gerdau’s steel production assets are located outside Brazil, particularly in the United States and Canada, as well as in Latin America. Gerdau currently operates 14 steel production units in the United States, Canada and Mexico, and believes that it is one of the market leaders in North America in terms of production of certain long steel products, such as rebars, wire rods, commercial bars and beams.

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

Operations

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries. Shipments by the Company’s Brazilian operations include both domestic and export sales. Most of the shipments by the Company’s business segments in North and Latin America (except Brazil) are aimed at their respective local markets.

The Company manages its Business Segments as follows:

•                  Brazil Business Segment - includes operations in Brazil (excluding Special Steel) and iron ore operation in Brazil;

•                  North America Business Segment - includes all operations in North America (Canada, United States and Mexico), except special steels, in addition to associate and joint venture, both of which are located in Mexico;

•                  South America Business Segment - includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition to the joint ventures in the Dominican Republic and Colômbia; and

•                  Special Steel Business Segment - includes the special steel operations in Brazil and the United States.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Segment for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Segments (1)	Year ended December 31,
(1,000 tonnes)	2018	2017	2016
TOTAL	14,560	14,938	15,558
Brazil	5,535	5,608	6,067
North America	6,085	6,313	5,965
South America	1,307	1,723	2,088
Special Steel	2,111	1,977	2,102
Eliminations and Adjustments	(479)	(683)	(665)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Segments (1)	Year ended December 31,
(R$ million)	2018	2017	2016
TOTAL	46,159	36,918	37,652
Brazil	15,745	12,563	11,635
North America	19,927	15,433	15,431
South America	3,801	4,026	4,776
Special Steel	8,159	6,229	6,885
Eliminations and Adjustments	(1,473)	(1,333)	(1,075)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A. Consolidated	Year ended December 31,
annual production (1) (million tonnes)	2018	2017	2016
Crude Steel Production	15,344	16,120	15,677
Rolled Steel Production	13,749	14,047	13,616
Iron Ore Production	7,317	7,265	8,647

(1) The information does not include data from associate and joint ventures.

Brazil Business Segment

Steel information

The Brazil Business Segment minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision.  Sales trends in both the domestic and export markets are forecasted monthly. The Brazil Business Segment uses a proprietary information system to stay up-to-date on market developments so that it can respond swiftly to fluctuations in demand.  Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In the Brazil Business Segment, steel shipments decreased slightly in 2018 compared to 2017, due to the decline in exports. On the other hand, shipments in the domestic market grew, driven by demand from the retail construction and manufacturing industries.

In 2018, around 15% of the production sold in Brazil was distributed through Gerdau’s distribution channel, with stores throughout Brazil and downstream facilities serving a significant number of customers. Another important distribution channel is the independent distributors’ network, formed by points of sales to which Gerdau sells its products, giving it comprehensive national coverage.  Sales through its distribution network and to final industrial and construction consumers are made by Gerdau employees and authorized sales representatives working on commission. This Business Segment has annual crude steel installed capacity of 8.2 million tonnes and 6.7 million tonnes of finished steel products.

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

North America Business Segment

The North America Business Segment has annual production capacity of 8.1 million tonnes of crude steel and 5.9 million tonnes of finished steel products. It has a vertically integrated network of 10 steel units, scrap recycling facilities and downstream operations. North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

The mills of this business operation manufacture and commercialize a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams and special sections. Some of these products are used by the downstream units to make products with a higher value-add, which consists of railroad spikes,  super light beam processing, elevator guide rails and grinding balls.

Sales of finished products to U.S. and Canadian customers are centrally managed by sales office in Tampa, Florida. There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Midlothian, Texas for managing sales of structural and merchant bar products. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the super light beam products are managed by sales representatives located at their respective facilities. Elevator guide rails are generally sold through a bidding process in which employees at Gerdau’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

The North America Business Segment 2018 shipments were on the level of 6.1 million tonnes. The North America Segment accounted for 43.2% of overall Gerdau sales volumes.

South America Business Segment

The South America Business Segment comprises of five steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 1.7 million tonnes of crude steel and 1.0 million tonnes of finished steel products. The South American Business Segment accounted for 9.0% of overall Gerdau sales volumes, representing 1.3 million tonnes in 2018, a reduction of 24.1% when compared to 2017. The countries in the South America Business Segment are Argentina, Peru, Venezuela and Uruguay. Gerdau also operates in the markets of Colombia and Dominican Republic through joint ventures.

Special Steel Business Segment

The Special Steel Business Segment consists of the operations in Brazil (Charqueadas, Pindamonhangaba and Mogi das Cruzes) and the United States (Fort Smith, Jackson and Monroe). The segment produces special steels for engineering steel, tool steel and forged bars. To meet the needs of more demanding markets, this segment is constantly developing new products, such as high-resistance steels, clean steel, high temper steel, good machinability steel, among others.

In Brazil, Gerdau special steel units are located in the states of Rio Grande do Sul (Charqueadas) and São Paulo (Pindamonhangaba and Mogi das Cruzes). The special steel units in Brazil have aggregate annual production capacity of 1.4 million tonnes of crude steel and 1.8 million tonnes of rolled steel. The operation has over 300 clients that are located primarily in Brazil. However, it also exports products, primarily to South America, North America and Europe.

In North America, the Special Steel Segment is present in the United States, with three units located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas). The company also operates a downstream unit in Huntington (Indiana). The segment has annual installed production capacity of 1.4 million tonnes of crude steel and 1.5 million tonnes of rolled steel products, with a portfolio of more than 200 clients located mainly in the United States, Canada and Mexico.

The plants of this business segment have commercial and operational synergies.

Exports

In 2018, two factors marked the dynamics of the international steel market: the continued reduction in Chinese supply to the international market due to its domestic demand, despite the 6% growth in annual production in 2017 and 2018 (record 928 million tonnes), and the protectionist measures in major consumer markets, whose effects on prices became clearer in the last quarter of the year.

In the first half of the year, prices remained healthy, as expected, with no downward pressure given China’s weak presence in the market. In the second half of the year, the intensification of world trade protectionism and the political-economic discussions between China and the United States ended up pressuring prices and sparking pessimism in the market. Chinese exports of finished goods in 2018 decreased 8.1% to 69 million tonnes, according to specialized publications. In 2017, exports of finished products amounted to 75 million tonnes.

In addition to the continuous reduction in China’s presence in the international market, 2018 was marked by the intensification of protectionist trade measures. Examples include the consolidation of Section 232 in the United States, the temporary protectionist measures in the European Union and, on a broader spectrum, the trade war between China and the United States, whose effects were amplified in the last quarter of 2018.

In 2018, Gerdau’s Brazilian exports continued to focus on South and Central Americas, which accounted for 78% of exports, leveraged by supply from the group’s companies and joint ventures.

The following table presents Gerdau’s Brazilian exports by destination for select periods:

Consolidated Exports of Gerdau Brazil Business Segment, by	Fiscal Year ended December 31,
Destination (%)	2018	2017	2016	2015	2014
Total including shipments to subsidiaries (1,000 tonnes)	1,585	1,991	2,360	2,173	1,043
Africa	—	6%	3%	14%	—
Central America	31%	21%	27%	11%	4%
North America	7%	11%	22%	22%	46%
South America	47%	42%	31%	26%	37%
Asia	6%	6%	5%	6%	6%
Europe	9%	11%	12%	15%	6%
Middle East	—	2%	1%	7%	—

Gerdau remains focused on serving strategic markets that contribute results to its operation, analyzing the impacts and opportunities arising from the volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2019.

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

Flat Products

The Ouro Branco unit produces cast slabs, which are rolled into flat products, such as hot-rolled steel coils and heavy plates. Gerdau also produces hot-rolled coils, which are sold in the domestic market, and heavy plates, which are sold in the domestic and export markets. The Company, through its distribution channel and direct sales, distributes these hot-rolled coils and heavy plates and resells flat steel products manufactured by other Brazilian steel products, which adds more value through additional processing at flat steel service centers.

Iron Ore

Gerdau operates three mines producing iron ore, all located in the Brazilian state of Minas Gerais (Várzea do Lopes, Miguel Burnier and Gongo Soco). The mines produce the following: sinter feed (featuring low content of contaminants and good metallurgical properties, enabling its use as a base material); pellet feed/concentrated (superior quality enabling its use as a chemical balancer in the synthetizing process, while being also adequate for pelletizing, blast furnace quality - low loss by calcination — PPC); hematite fines (small scale production, used as input in Gerdau’s furnaces); and granulated (high quality, used chiefly for own consumption at the Ouro Branco Mill).

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil(1)			North America			South America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil, heavy plate and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.			-
Year	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Net Sales (R$ million)	15,745.2	12,562.7	11,634.9	19,927.4	15,433.4	15,430.8	3,801.2	4,025.7	4,775.6	8,158.6	6,228.5	6,884.7	(1,472.9)	(1,332.8)	(1,074.3)
% of Consolidated Net Sales	34.1%	34.0%	30.9%	43.2%	41.8%	41.0%	8.2%	10.9%	12.7%	17.7%	16.9%	18.3%	-3.2%	-3.6%	-2.9%
Net (Loss) Income (R$ million)	1,247.6	302.3	(36.7)	834.0	(956.3)	(2,591.9)	269.8	154.4	134.2	630.2	475.4	162.5	(655.2)	(314.5)	(554.1)
% of Consolidated Net (Loss) Income	53.6%	-89.3%	1.3%	35.8%	282.4%	89.8%	11.6%	-45.6%	-4.7%	27.1%	-140.4%	-5.6%	-28.2%	92.9%	19.2%

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Semi-integrated Process (Mini-mills)

The Company operates 27 mini-mills worldwide. Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel product at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

Gerdau operates four integrated mills, three of which are located in Brazil and one in Peru. The Ouro Branco Mill is the largest integrated facility operated by the Company. It produces steel from pig iron from the blast furnace and has some of the advantages of a mini-mill, since it is located near key suppliers as well as the ports from which Gerdau exports most of its production.

Gerdau’s steel manufacturing process at integrated units consists of four basic stages: preparation of raw materials, production of pig iron, production of steel and production of semi-finished steel products (billets, blooms and slabs). In the primary stage of steelmaking, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both fuel and a reducing agent in this process. Gerdau’s blast furnaces have aggregate installed capacity of approximately 5.9 million tonnes of molten pig iron per year.

The pig iron produced is transported by rail to the desulphurization unit to reduce the steel’s sulfur content. After the desulphurization process, the low-sulfur pig iron is transformed into steel using LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron and scrap to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, which is fully supplied by the chemical reactions occurring between oxygen and the impurities in the molten pig iron. The LD steelmaking process is currently the most widely used in the world. Some mills further refine the LD converters’ output with ladle furnaces and outgassing process.

Liquid steel is then sent to the continuous casting equipment, where it is solidified into billets, blooms or slabs. These products may be sold to clients directly, be transferred to other Gerdau Units for transformation or be used in the production of finished rolled steel products at the integrated units. Gerdau’s integrated units in Brazil have rolling mills for rebars, bars and profiles, wire-rod, structural shapes, hot-rolled coils and heavy plates.

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

In 1996 Gerdau acquired an interest in MRS Logística, one of the most important rail companies in Brazil, which operates connecting the states of São Paulo, Rio de Janeiro and Minas Gerais, which are Brazil’s main economic centers, and also reaches the main ports of the country in this region. This interest assures the availability of this mode to transport raw materials (scrap and pig iron) as well as final products.

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

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil and United States.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2018, ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

Competitive Position — Outside Brazil

Outside Brazil, notably in North America, the Company has increased its market share through acquisitions, and believes it is the second largest mini-mill steel producer in North America, with annual nominal capacity of 8.9 million tonnes of crude steel and 6.9 million tonnes of rolled products.

Gerdau’s geographic market in North America encompasses primarily the United States and Canada. The Company faces substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Selkirk, Midlothian, Jackson, Cartersville and Petersburg mini-mills are shipped greater distances, including overseas.

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

Currently, the Company believes the special steel operations in United States are approximately 19.8% of the special steel market; in Brazil, Gerdau’s special steel units are combined the biggest player in that market, with a stake of approximately 60.6%.

Business Cyclicality and Seasonality

The steel industry is highly cyclical. Consequently, the Company is exposed to fluctuations in the demand for steel goods that in turn cause fluctuations in the prices of these goods. Furthermore, since the production capacity of Brazil’s steel industry exceeds its demand, it is dependent on export markets. The demand for steel goods and consequently the financial conditions and results of operations of steel producers, including the Company, are generally affected by fluctuations in the world economy and in particular the performance of the manufacturing, construction and automotive industries. Since 2003, the good performance of the world economy, especially in developing economies, such as China, has led to strong demand for steel goods, which contributed to historically high prices for Gerdau’s steel goods. However, with the financial crisis that emerged in mid-2008, these prices have become unsupportable, especially given the expansion in world installed production capacity and the recent softening of demand. In the second quarter of 2008 and especially in early 2009, the United States and other European economies showed strong signs of a slowdown, which in turn affected many other countries. Over the past few years, developing economies have shown signs of a gradual recovery, while developed economies still present a challenging demand scenario. The Company believes that, in 2019, the steel industry will remain challenging and continue to present volatility, but the projection is that steel consumption will grow 1.4% compared to 2018.

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

Brazil and Special Steel Business Segment — The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini-mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, United States, Canada, Russia, Australia and Peru as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 78% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

North America Business Segment — The main input used by the Company’s mills in North America is ferrous scrap, and has consistently obtained adequate supplies of raw materials, not depending on a smaller number of suppliers. Due to the fact that the United States are one of the largest scrap exporters in the world, the prices of this raw-material, in this country, may fluctuate according to supply and demand in the world’s scrap market.

South America Business Segment — The main input used by the Company’s mills in South America is ferrous scrap. This operation is exposed to market fluctuations, varying its prices according to each local market.

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

In 2018, Gerdau consumed more than 12 million tonnes of scrap. Because ferrous scrap is one of its main raw materials in steel production, Gerdau is dedicated to improving its supply chain in various countries, aiming to develop and integrate micro and small suppliers into the Company’s business. In Brazil, the main part of the scrap consumed by the Company comes from small scrap collectors who sell all their material to Gerdau, which provides a direct supply at more competitive costs for the Company. In North America, although smaller, the number is still significant, ensuring the competitiveness of the business in the region.

Brazil and Special Steel Business Segments — The price of steel scrap in Brazil varies by region and reflects local supply, demand and transportation costs. The Southeast is the country’s most industrialized region and generates the highest volume of scrap. Due to the high concentration of players in this region, competition is more intense.

Gerdau has six scrap shredders, including a mega-shredder at the Cosigua mill in Rio de Janeiro, with capacity to process scrap in volumes superior to 200 carcasses of vehicles per hour.

North America Business Segment — The main input used by the Company’s mills in North America is ferrous scrap, and it has consistently obtained adequate supplies of raw materials, not depending on a smaller number of suppliers. Due to the fact that the United States are one of the largest scrap exporters in the world, the prices of this raw-material, in this country, may fluctuate according to supply and demand in the world’s scrap market.

In North America, all production units are semi-integrated mills or mini-mills, in which results of operations are closely related to the cost of ferrous scrap and its substitutes, which are the main input of mini-mills. Ferrous scrap prices are relatively higher during the winter months in the north hemisphere due to the impact of climate on collection and supply. More than half of North America’s products are currently produced in electric arc furnaces with the use of ferrous scrap. Prices of ferrous scrap are subject to market forces beyond the Company’s control, including demand from the United States and international steel producers, freight costs and speculation.

South America Business Segment — The price of scrap in South America varies widely from country to country in accordance with supply, demand and transportation cost.

Pig Iron and Sponge Iron

Brazil Business Segment — Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by a number of small producers. Pig iron is a drop-in substitute for scrap and in Brazil it is an important component of the metal mix used to make steel in the mills. The price of pig iron follows domestic and international demand, and its cost production is basically composed by reducers and minerals.

North America Business Segment — The availability of scrap plays an important role for operations in North America. Sponge iron and pig iron are used in limited quantities only for the production of steels with particular characteristics.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 7.8 million tonnes in 2018, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

The North American operations also use additional inputs. Various domestic and foreign companies supply other important raw materials or operating supplies required for the business, including refractory materials, ferroalloys and graphite electrodes that are available in the national and international market. Gerdau North America Business Segment has obtained adequate quantities of these raw materials and supplies at competitive market prices. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace if the need to replace an existing one arises.

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

•                  Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Araçariguama, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Cumbica, Cotia, Pindamonhangaba, Mogi das Cruzes and Miguel Burnier. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties. The transmission and distribution rates are regulated and revised annually by ANEEL. The Ouro Branco mill generates internally approximately 70% of its energy needs, using the gases produced during the steelmaking process. As a result, this makes the plant has significantly lower exposure to the energy market than mini-mills.

The Company, in 2018, held the following power generation concessions in Brazil:

•                  Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.82%), COPEL Participações S.A (23.03%), Celesc (23.03%), and Statkraft (2.12%).

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

In Uruguay, electricity is purchased under agreements that are renewed automatically on an annual basis from the state-owned utility UTE.  Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute). During 2018, the plant operated mostly on fuel oil, due to competitive reasons.

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

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified, and certain products receive laboratory certification as required. In general, production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

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

The Company´s Special Steel operations in the United States and Brazil have their own credit departments for customer’ credit analyses.

The Company’s provision for doubtful accounts has been at low levels. On December 31, 2018, provision for doubtful accounts was 4.7% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 4.5% on December 31, 2017 and 5.3% on December 31, 2016. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 5 billion (R$19 billion as of April 30, 2018), including material damage to installations (US$4.6 billion) and losses of gross revenues (US$471 million), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2019. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Gerdau’s mining operation in Brazil are subject to the rules of the Brazilian Mining Code and its regulation (Decree-Law 227, of February 28, 1967 and Decree 9,406, of June 12, 2018) and to the applicable mining legislation, with mining exploration governed by Mining Property Rights and Concessions.

Gerdau acquired the surface of the properties located in the polygon of the respective mining rights, as well as all other Mining Property Rights and Concessions, under an Agreement for the Sale of Assets and Assignment of Rights entered into by and between

Gerdau Açominas S.A. and Companhia Paraibunas de Metais, Siderúrgica Barra Mansa S.A., Votorantim Metais Ltda., and Votorantim International Holding N.V., on May 19, 2004.

The Company’s mining exploration activities are subject to the conditions and limitations imposed by the Federal Constitution of Brazil, the Brazilian Mining Code and related laws and regulations, which include requirements connected to, among other factors, how mineral deposits are used, occupational safety and health, environmental protection and restoration, pollution prevention and the health and safety of the local communities where the mines are located. The Brazilian Mining Code also establishes some requirements for the submission of notifications and information.

Companies authorized to economically explore mineral resources are required to pay royalties to the Federal Government, which distributes most of them to States and Municipalities. On July 26, 2017, Provisional Presidential Decree 789/17 was published, which was later converted into Federal Law 13,540/17, amending Federal Laws 7,990/89 and 8,001/90, which provide for the Financial Compensation for Exploration of Mineral Resources (CFEM). The structure for the charging of royalties was changed to the following:

1) TRIGGERING EVENT: the exploration of mineral resources will trigger the payment of CFEM upon:

•                  the first sale of mineral asset (already mined mineral substance after its processing, if applicable);

•                  the sale at auction, in the case of mineral assets acquired via judicial sale;

•                  the first acquisition of mineral assets extracted under the system of mining permission (lavra garimpeira);

•                  the consumption of mineral asset (use of mineral assets in a process that entails obtaining a new type of ore or its transformation into another product type).

2) CALCULATION BASE

•                  in the case of sales, calculated based on gross sales revenue, less any taxes levied, with deductions for freight and insurance expenses prohibited;

•                  in the case of consumption, calculated based on the current price of the mineral asset in the market or the price reference, as defined by the regulatory agency of the mining sector. Since iron ore does not appear in the absolute list of the National Mineral Production Department (DNPM) Ordinance 239/2018, it is subject to the “current price” calculation base when transformed into another type of product, such as pig iron.

•                  in the case of exports, even for transactions in the free market (sales to third parties/unrelated third parties) and exports to companies not located in tax havens, the calculation base is the greater of the price reference defined by the Federal Revenue Department (PECEX method) and the export value;

•                  in the case of mineral assets acquired via judicial sale, calculated based on the value of the sale at auction;

•                  in the case of extraction under the system of mining permission (lavra garimpeira), calculated based on the value of the first acquisition of the mineral asset;

Financial compensation (CFEM) may or may not have to be paid on sales among companies of the same business group; Federal Law 13,540/17 does not establish any criteria for such.

For mineral assets shipped to another establishment of the same owner, for subsequent sale, even if subject to processing, the calculation base is the price charged in the final sale.

3) RATES: effective 11/1/2017

a) Rates of mineral substances:

RATE	MINERAL SUBSTANCE
(VETOED)	(VETOED)
one percent (1%)	Rocks, sand, gravel, red clay and other mineral substances intended for immediate use in construction; ornamental rocks; mineral and thermal water
one point five percent (1.5%)	Gold
two percent (2%)	Diamond and other mineral substances
three percent (3%)	Bauxite, manganese, niobium and rock salt
three point five percent (3.5%)	Iron, subject to letters b and c of this Appendix

For iron ore, the rate is fixed at 3.5%, which represents an increase compared to the previous rate, which was fixed at 2%. In this case, upon a justified need, the regulatory entity of the mining sector could exceptionally reduce the iron compensation rate from 3.5% to as low as 2% in order to not adversely affect the economic feasibility of deposits with low performance and profitability due to the iron content, production scale, payment of taxes and number of employees.

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

It eliminates the National Department of Mineral Production (DNPM) and creates the National Mining Agency (ANM), a government agency linked to the Ministry of Mines and Energy responsible for promoting mineral exploration and developing the industry.

The Rate for Inspection of Mining Activities (TFAM), which the Executive Branch intended to create along with ANM, was not approved by the National Congress.

Gerdau holds environmental licenses for commercial operation of the mines located in the cities of Miguel Burnier, Várzea do Lopes and Gongo Soco in the Brazilian state of Minas Gerais.

The mining rights held by Gerdau cover 8,837.19 hectares, and the concessions are valid until the mining deposits are exhausted, provided the legal requirements are fulfilled annually. The table below lists the DNPM processes referring to the mining rights held by Gerdau:

DNPM Process	City	Location / Mine / Project	State
1.978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4.575/1935	OURO PRETO	MIGUEL BURNIER	MG
3.613/1948	OURO PRETO	MIGUEL BURNIER	MG
5.303/1948	OURO PRETO	MIGUEL BURNIER	MG
5.514/1956	OURO PRETO	MIGUEL BURNIER	MG
5.975/1956	OURO PRETO	MIGUEL BURNIER	MG
6.549/1950	OURO PRETO	MIGUEL BURNIER	MG
930.600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3.583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3.584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3.585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8.141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6.255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5.945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932.705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833.209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.044/2006	OURO BRANCO	DOM BOSCO	MG
830.158/2007	OURO PRETO	DOM BOSCO	MG
830.159/2007	OURO PRETO	DOM BOSCO	MG
830.160/2007	OURO PRETO	DOM BOSCO	MG
831.640/2003	OURO PRETO	DOM BOSCO	MG
830.475/2007	OURO PRETO	DOM BOSCO	MG
832.620/2006	OURO PRETO	MIGUEL BURNIER	MG
830.798/2013	OURO PRETO	MIGUEL BURNIER	MG
832.377/2014	OURO PRETO	MIGUEL BURNIER	MG
832.375/2014	OURO PRETO	MIGUEL BURNIER	MG
833.018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832.625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.                                    ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2018 is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2018, 2017 and 2016:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2018	2017	2016
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary (2)	Brazil	99.83	99.36	99.35
Gerdau Aços Longos S.A. and subsidiary (3)	Brazil	99.78	99.12	99.11
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (4)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (5) (**)	Brazil	91.40	10.69	70.93
Gerdau América Latina Participações S.A.	Brazil	—	—	99.12
Aza Participaciones S.A.	Chile	—	100.00	100.00
Gerdau Aços Especiais S.A.	Brazil	—	—	99.55
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (6)	Colombia	—	—	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (7)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	—	—	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (8)	Argentina	99.98	99.98	99.96
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	—	98.90	98.90

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 98.60% in 2018, 51.11% in 2017 and 91.58% in 2016.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Gerdau Ameristeel Sayreville Inc., Chaparral Steel Company.

(2) Subsidiary: G2L Logistica Ltda.

(3) Subsidiary: Gerdau Açominas Overseas Ltd.

(4) Subsidiary: Gerdau MacSteel Inc.

(5) Fixed-income investment fund managed by Bank JP Morgan S.A..

(6) Subsidiary: Cyrgo S.A.

(7) Subsidiary: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(8) Subsidiary: Siderco S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 45% stake, the investment in Corsa Controladora, S.A. de C.V. in Mexico, in which Gerdau has a 49% stake, the investment in Corsa Controladora, S.A.P.I de C.V. in Mexico, in which Gerdau has a 50% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82%, investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau has a 58.73% stake, the investment in Diaco S.A. in Colombia, which Gerdau has a 49.87%, and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau has a 27.50% stake are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements).

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

Gerdau Açominas S.A. — Gerdau Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with an annual installed capacity of 4.5 million tonnes of crude steel, accounting for 48.8% of Gerdau’s crude steel output in the Brazil Business Segment.

Gerdau Ameristeel Corporation — Gerdau Ameristeel has an annual capacity of 7.4 million tonnes of crude steel and 5.3 million tonnes of rolled products. The Company is one of the largest producers of long steel in North America.

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

Multisteel Business Holdings — In 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the joint venture Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tons/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 50% interest on Gerdau Metaldom Corp. This transaction was recorded on fair value basis, which was substantially equivalent to the book value of the previous investment.

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

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2018:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			5,252	9,229	7,090
Açonorte	Brazil	PE	—	265	242	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	196	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	198	161	EAF mini-mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	932	1,414	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	570	460	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	540*	—	EAF mini-mill	Billet
Riograndense	Brazil	RS	—	450	495	EAF mini-mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	495*	397*	Integrated with DRI, EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	950	600	EAF mini-mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,360	4,500	3,126	Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICA OPERATION			—	7,872	5,733
Mexico	Mexico	—	—	500	400	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Cambridge	Canada	ON	—	330*	278	EAF mini-mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	925	610	EAF mini-mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	468	316	EAF mini-mill, rolling mill	Rebar, merchant bars

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
Jackson	USA	TN	—	764	496	EAF mini-mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—	394	271	EAF mini-mill, rolling mill	Special sections, merchant bars, rebar
St. Paul	USA	MN	—	502	455	EAF mini-mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	949	775	EAF mini-mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	322	245	EAF mini-mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,753	1,411	EAF mini-mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	965	476	EAF mini-mill, rolling mill	Merchant bars and beams
SOUTH AMERICA OPERATION			400	1,720	1,096
Uruguay	Uruguay	—	—	100	90	EAF mini-mill, rolling mill	Rebar, merchant bars and mesh
Argentina	Argentina	—	—	650	263	EAF mini-mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400	720	573	Blast Furnace, EAF mini-mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—	250	170	EAF mini-mill, rolling mill	Rebar
SPECIAL STEEL OPERATION				2,875	3,583
Pindamonhangaba	Brazil	SP	—	620	1.188	EAF mini-mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	375	264	EAF mini-mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430	615	EAF mini-mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—	550	550	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	300	276	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
Monroe	USA	MI	—	600	690	EAF mini-mill, rolling mill and finishing	Special bars and shapes and cold finished bar
GERDAU TOTAL			5,652	21696	17,502

*Temporarily not in use.

Mining Assets

Iron ore mines

Gerdau’s activities related to the iron ore mines began after acquiring the mining rights from the Votorantim Group, in the cities of Ouro Preto (district of Miguel Burnier), Itabirito and Barão de Cocais, in 2004. These areas are located in the Iron Quadrilateral region of Minas Gerais state, in Brazil, one of the country’s most prominent mineral regions, as shown in the following figure.

Focusing on guaranteeing its iron ore self-sufficiency in Minas Gerais state and seeking opportunities to add value to the business by using its own mineral resources, Gerdau conducted studies up to 2014 to assess and implement projects for expanding its mining operations in order to become a player in the global iron ore market. However, given the current price of iron ore in the international market, Gerdau decided to focus only on iron ore production for achieving self-sufficiency.

Location of Gerdau’s mining operations

The current and future iron ore production units encompass mainly open-pit mines, processing mills, waste piles, waste areas and logistics and operational support infrastructure.

The current iron ore production units are the following:

•                  Miguel Burnier/Dom Bosco Complex: includes the mines located in Miguel Burnier and in Dom Bosco;

•                  Várzea do Lopes Complex;

•                  Gongo Soco. There are no mining activities at this location.

Location and Access

Miguel Burnier/Dom Bosco Complex

Miguel Burnier and Dom Bosco are located in the city of Ouro Preto, in the southwestern region of the Iron Quadrilateral region of Minas Gerais, in Brazil, around 80 km from Belo Horizonte and 5 km from Vila do Pires, on Highway BR-040. The Dom Bosco

Mine is located approximately 11 km from the Miguel Burnier Mine. Vila do Pires is situated on both sides of Highway BR-040, in the northern region of the city of Congonhas. Access to the mines is via a three-kilometer unpaved road starting in the villa of Miguel Burnier.

Várzea do Lopes Complex

Várzea do Lopes is located in the city of Itabirito, in the Iron Quadrilateral region of Minas Gerais, in Brazil, approximately 46 km from downtown Belo Horizonte. Access to the mine is from Belo Horizonte via Highway BR-040, heading towards Rio de Janeiro. Várzea do Lopes is located approximately 20 km from Miguel Burnier, in a straight line.

Gongo Soco

Gongo Soco is located in the city of Barão de Cocais, in the northwestern region of the Iron Quadrilateral of Minas Gerais, in Brazil, around 8 km from the city of Barão de Cocais and 170 km away from Miguel Burnier. Access from Belo Horizonte is via highways BR-381/262 and MG-436.

The image below shows the location of the current and future iron ore production units and their main access routes:

Investment Programs

Investments in Property, Plant and Equipment (Capex) amounted to R$ 1.2 billion in 2018, which was allocated to productivity gains and maintenance. Of the total capex in the year, 47% was allocated to the Brazil Business Segment, 33% to the North America Business Segment, 16% to the Special Steel Business Segment and 4% to the South America Business Segment.

Investments 2019-21

As an evolution of the Company’s governance process, Gerdau is announcing its capex plan for the next three years (2019-2021), which amounted to R$ 7.1 billion, broken down into three categories:

•                  General maintenance: focused on improving the operational excellence and increasing useful lives of existing assets.

•                  Ouro Branco (Minas Gerais, Brasil) Maintenance: series of initiatives related to planned stoppage of the mill’s modernization in 2022. In 2019, there will be a 60-day scheduled stoppage on Blast Furnace 1 in Ouro Branco mill, and in 2020 and 2021, there will be a series of gradual improvements. During this period, strategic inventories will be built to ensure normal supply to clients.

•                  Technological expansion and updating: investments to expand installed capacity and to update technology in product lines with higher profitability potential. The execution of these investments will be flexible, since they will be realized as the expectations of the market developments and of free cash flow generation for the period are confirmed, always ensuring compliance with the financial policy of maintaining a Net Debt/EBITDA ratio of between 1x and 1.5x.

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2018, Gerdau S.A. invested R$254.0 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 132,646 thousands as of December 31, 2018 (R$ 60,419 thousands recorded in Current Liabilities and R$ 72,227 thousands recorded in Non-Current Liabilities), R$85,191 thousands as of December 31, 2017 (R$21,928 thousands recorded in Current Liabilities and R$63,263 thousands recorded in Non-Current Liabilities) R$83,806 thousands as of December 31, 2016 (R$17,737 thousands recorded in Current Liabilities and R$66,069 thousands recorded in Non-Current Liabilities). The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact. See also Note 20 — Environmental Liabilities.

As of December 31, 2018, the present value of the total remaining amount of Brazilian Environmental Liabilities was estimated at R$71.1 million related to Brazilian subsidiaries.

Gerdau Ameristeel and Macsteel estimate clean-up costs based on a review of the anticipated remedial activities to be undertaken at each of their respective known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2018 at approximately R$ 61.6 million in US subsidiaries, with these costs recorded as a liability in its financial statements.

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

ITEM 4A.             UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission with respect to its annual report under the Securities Exchange Act.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2018 and 2017 and for each year in the three year period ended December 31, 2018, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

In 2016, Brazilian GDP decreased by 3.6% (equivalent to US$1.8 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 6.3%. The average CDI rate in the year was 13.6%. The Brazilian real appreciated by 17.0% against the U.S. dollar, ending the year at R$3.26 to $1.00.

In 2017, Brazilian GDP increased by 1.0% (equivalent to US$ 2.0 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 3.0%. The average CDI rate in the year was 7.0%. The Brazilian real depreciated by 1.5% against the U.S. dollar, ending the year at R$3.31 to $1.00.

In 2018, Brazilian GDP increased by 1.1% (equivalent to US$ 1.9 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 3.7%. The average CDI rate in the year was 6.5%. The Brazilian real depreciated by 1.5% against the U.S. dollar, ending the year at R$3.87 to $1.00.

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

The interest rates that the Company usually pays depend on a variety of factors such as; movements on the interest rates, which can be driven by inflation; ratings given by the credit rating agencies that assess the Company; as well as the Company’s debt securities that are traded in the secondary market, as bonds. The Company’s debt obligations with floating interest rates, exposes the Company to market risks from changes in the CDI rate, IGP-M index and LIBOR. To reduce its exposure to interest rate risk, the Company seeks from time to time to enter into hedging arrangements to mitigate fluctuations in these rates, such as LIBOR.

The table below presents GDP growth, inflation, interest rates and the foreign exchange rate between the U.S. dollar and the Brazilian real for the periods shown.

	2018		2017		2016
Actual GDP growth	1.1%		1.0%		(3.6)%
Inflation (IGP-M) (1)	7.6%		(0.5)%		7.2%
Inflation (IPCA) (2)	3.7%		3.0%		6.3%
CDI rate (3)	6.4%		7.0%		13.6%
6-month LIBOR	2.9%		1.8%		1.3%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar	17.1%		0.5%		(16.5)%
Foreign exchange rate at end of period — $1.00	R$	3.8748	R$	3.3080	R$	3.2591
Average foreign exchange rate — $1.00 (4)	R$	3.6831	R$	3.1928	R$	3.4833

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

In 2018, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.3%. Inflation, as measured by the CPI, was 1.9%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 2.5%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2018	2017	2016
Actual Real GDP growth (1)	2.3%	2.2%	1.6%
Inflation (CPI) (2)	1.9%	2.1%	1.3%
Fed Funds (3)	2.5%	1.5%	0.75%

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

For many years, Brazil experienced high inflation rates that progressively eroded the purchasing power of the vast majority of the population. During periods of high inflation, salaries and wages tend to fall because the frequency and size of salary and wage adjustments for inflation usually do not offset the actual rate of inflation.

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

According to World Steel Association, world crude steel production in 2018 was 1,789 million tonnes, 4.5% higher than in 2017. China’s crude steel production in 2017 reached 928 million tonnes, an increase of 12% over 2017. In 2018, China’s share of world steel production was 52% of total crude steel. According to World Steel, world demand for finished steel products increased by 1.0% in 2016, 2.6% in 2017 and 3.0% in 2018. For 2019, the forecast calls for growth of 1.4%, since the current scenario is a stabilization of the Chinese economy and recoveries in developed economies continuing to advance.

International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS (Commonwealth of Independent States) export billet at Black Sea/Baltic Sea was $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009.  This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. In December 2018, the price increased 29.6% when compared to December of 2017, going from $ 398 to $ 515, due to the increase of raw materials prices.

The average price per tonne of the CIS (Commonwealth of Independent States) export billet at the Black Sea/Baltic Sea is used as a reference for the international price, and it is possible to see its evolution in the chart below:

Average Price of CIS Export Billet at Black Sea/Baltic Sea ($ per Tonne)

Sources: Metal Bulletin and Steel Business Briefing

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2018, exports were 20.4% lower than 2017 from to 1,991 million tonnes in 2017 to 1,585 in 2018, which represented 28.6% of all shipments by the Company’s Brazilian units, in 2017 exports represented 35.5% of total shipments from Brazil operations. This decrease was due to the truck drivers’ strike in Brazil in May and the scheduled maintenance stoppage on Blast Furnace 2 in Ouro Branco, Minas Gerais. Export revenue totaled R$3,425 million in 2018 (R$3,056 million in 2017).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 49.4% of production costs in 2018, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 14.3%. Personnel totaled 16.2% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 10.5% of total production costs. The table below presents the production costs breakdown by business segment(BD):

Production Costs Breakdown in 2018 (%)

% of costs	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	Consolidated		Brazil Business Segment		North America Business Segment		South America Business Segment		Special Steel Business Segment
Personnel	17.4	18.4	17.2	19.5	17.7	17.8	12.2	13.9	19.2	20.6
Maintenance	6.3	6.0	5.3	5.6	8.0	7.2	4.0	3.6	4.9	5.3
Depreciation	3.7	5.0	5.3	7.4	2.5	3.5	2.0	3.7	4.3	5.5
Metallic Inputs	46.6	46.5	31.7	29.6	53.5	55.1	68.7	61.9	48.7	45.6
Energy and Reducing Agents	15.2	15.2	31.1	29.5	6.7	7.2	7.7	11.0	8.8	13.1
Specific Materials	10.9	8.8	9.4	8.5	11.6	9.2	5.4	6.0	14.3	9.9

Significant events affecting financial performance during 2018 and 2017

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.8 billion (equivalent to R$ 7.0 billion) (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.3 billion (equivalent to R$ 1.2 billion) (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion (equivalent to R$ 0.4 billion), which were made in order to provide part of the funds to purchase these investments abroad.

Impairment of assets — In 2017, the Company performed the impairment test for goodwill and other long-lived assets, in which impairment losses were recognized in the amount of R$ 1,114,807 thousand, of which R$ 265,369 thousand as a result of the impairment test of other long-lived assets (see note 28.1 of the Consolidated Financial Statements) and R$ 849,438 thousand as a result of the goodwill impairment test (see note 28.2 of the Consolidated Financial Statements).

Results of Operations

The following presentation of the Company’s operating results for the years ended December 31, 2018, 2017 and 2016 is based on the Company’s Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the year ended on							Horizontal
		Net Increase		Net Increase		Net Increase Horizontal Analysis		Analysis
	December 31, 2018	(Decrease) 2018	December 31, 2017	(Decrease) 2017	December 31, 2016	(Decrease) 2016	2018x2017	2017x2016
NET SALES	46,159,478		36,917,619		37,651,667		25.0%	-1.9%
Cost of sales	(40,010,100)	-86.7%	(33,312,995)	-90.2%	(34,187,941)	-90.8%	20.1%	-2.6%
GROSS PROFIT	6,149,378	13.3%	3,604,624	9.8%	3,463,726	9.2%	70.6%	4.1%
Selling expenses	(570,431)	-1.2%	(524,965)	-1.4%	(710,766)	-1.9%	8.7%	-26.1%
Impairment loss on trade receivables	(9,914)	0.0%	—	0.0%	—
General and administrative expenses	(1,082,449)	-2.3%	(1,129,943)	-3.1%	(1,528,262)	-4.1%	-4.2%	-26.1%
Other operating income	235,421	0.5%	260,618	0.7%	242,077	0.6%	-9.7%	7.7%
Other operating expenses	(270,413)	-0.6%	(168,887)	-0.5%	(114,230)	-0.3%	60.1%	47.8%
Impairment of non-financial assets	—		(1,114,807)	-3.0%	(2,917,911)	-7.7%		-61.8%
Gains and losses on assets held for sale and sales of interest in subsidiaries	(414,507)	-0.9%	(721,682)	-2.0%	(58,223)	-0.2%	-42.6%	1139.5%
Reversal of provision for tax liabilities, net	—		929,711	2.5%	—
Equity method investees	10,141	0.0%	(34,597)	-0.1%	(12,771)	0.0%	-129.3%	170.9%
INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	4,047,226	8.8%	1,100,072	3.0%	(1,636,360)	-4.3%	267.9%	-167.2%
Financial income	204,000	0.4%	226,615	0.6%	252,045	0.7%	-10.0%	-10.1%
Financial expenses	(1,579,341)	-3.4%	(1,726,284)	-4.7%	(2,010,005)	-5.3%	-8.5%	-14.1%
Bonds Repurchases expenses	(223,925)	-0.5%	—	0.0%	—
Exchange variations, net	(322,621)	-0.7%	(4,057)	0.0%	851,635	2.3%	7852.2%	-100.5%
Reversal of interest on provision for tax liabilities, net	—		369,819	1.0%	—
Gains and losses on derivative financial instruments, net	32,092	0.1%	(9,441)	0.0%	(38,930)	-0.1%	-439.9%	-75.7%
INCOME (LOSS) BEFORE TAXES	2,157,431	4.7%	(43,276)	-0.1%	(2,581,615)	-6.9%	-5085.3%	-98.3%
Current	(629,209)	-1.4%	(313,758)	-0.8%	(110,511)	-0.3%	100.5%	183.9%
Deferred	798,160	1.7%	18,367	0.0%	(193,803)	-0.5%	4245.6%	-109.5%
Income and social contribution taxes	168,951	0.4%	(295,391)	-0.8%	(304,314)	-0.8%	-157.2%	-2.9%

NET INCOME (LOSS)	2,326,382	5.0%	(338,667)	-0.9%	(2,885,929)	-7.7%	-786.9%	-88.3%

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Net Sales

Net Sales by Business Segments(*) (R$ million)	Year ended December 31, 2018	Year ended December 31, 2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Brazil	15,745	12,563	25.3%
North America	19,927	15,433	29.1%
South America	3,801	4,026	(5.6)%
Special Steel	8,159	6,229	31.0)%
Intercompany Eliminations	(1,473)	(1,333)
Total	46,159	36,918	25.0%

(*)                                 The information does not include data from associate and joint ventures.

Net Sales per tonne by Business Segments(*) (R$/tonne)	Year ended December 31, 2018	Year ended December 31, 2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Brazil	2,844	2,240	27%
North America	3,275	2,445	34%
South America	2,909	2,336	25%
Special Steel	3,864	3,151	23%
Consolidated(1)	3,170	2,472	28%

(*)                                 The information does not include data from associate and joint ventures.

(1)                                 The information does not include iron ore volumes.

Consolidated net sales increased in 2018 in relation to 2017, due to the increase in net sales per tonne sold at all BDs, which was influenced by higher international prices.

At the Brazil Business Segment, the increase in net sales in 2018 compared to 2017 is explained by the increases in sales price per tonne sold in the both the domestic and export markets, which were influenced by the higher prices per tonne sold.

At the North America Business Segment, net sales increased in 2018 compared to 2017, due to the increase in sales price per tonne sold, which was influenced by better prices in the export market in the period, despite the reduction in shipments due to the loss of control, resulting in the deconsolidation of rebar and wire rod assets in the region.

At the South America Business Segment, the increase in net sales in 2018 compared to 2017 was influenced by higher prices in the export market.

At the Special Steel Business Segment, net sales increased in 2018 compared to 2017, due to the increases in shipments and in net sales per tonne sold.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2018	2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Brazil	Net sales (R$million)	15,745	12,563	25.3%
	Cost of Sales (R$million)	(13,044)	(10,996)	18.6%
	Gross Profit (R$million)	2,701	1,566	72.5%
	Gross margin (%)**	17.2%	12.5%
North America	Net sales (R$million)	19,927	15,433	29.1%
	Cost of Sales (R$million)	(18,165)	(14,824)	22.5%
	Gross Profit (R$million)	1,763	609	189.0%
	Gross margin (%)**	8.8%	4.0%
South America	Net sales (R$million)	3,801	4,026	-5.6%
	Cost of Sales (R$million)	(3,231)	(3,523)	-8.3%
	Gross Profit (R$million)	570	502	13.5%
	Gross margin (%)**	15.0%	12.5%
Special Steel	Net sales (R$million)	8,159	6,229	31.0%
	Cost of Sales (R$million)	(7,065)	(5,301)	33.3%
	Gross Profit (R$million)	1,094	927	18.0%
	Gross margin (%)**	13.4%	14.9%
Intercompany Eliminations	Net sales (R$million)	(1,473)	(1,333)
	Cost of Sales (R$million)	1,495	1,332
	Gross Profit (R$million)	22	(1)
Total	Net sales (R$million)	46,159	36,918	25.0%
	Cost of Sales (R$million)	(40,010)	(33,313)	20.1%
	Gross Profit (R$million)	6,149	3,605	70.6%
	Gross margin (%)**	13.3%	9.8%

(*)                                 The information does not include data from the associate and joint ventures.

(**)                          Gross Profit divided by Net Sales.

Cost of goods sold increased in relation to 2017, given the changes in cost per tonne sold at all Business Segments, which was influenced by the higher prices of inputs in general.

At the Brazil Business Segment, cost of sales increased 18.6% in 2018 compared to 2017, driven by higher prices of inputs in general (metals increased their share of production costs from 29.6% in 2017 to 33.4% in 2018). Gross margin increased in 2018 compared to 2017, since the increase in net revenue per tonne sold (+27.0%) outpaced the increase in costs per tonne sold.

At the North America Business Segment, cost of sales increased 22.5% in 2018 compared to 2017, driven by higher prices of inputs in general (metals increased their share of production costs from 43.4% in 2017 to 44.4% in 2018). The improvement in gross margin was due to the better metal spread in the period, which was supported by favorable economic growth for the construction and manufacturing industries.

At the South America Business Segment, cost of sales decreased 8.3% in 2018 compared to 2017, mainly due to the loss of control, resulting in the deconsolidation of the Colombia and Chile operations. Gross margin expanded in 2018 compared to 2017, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold, which was influenced by higher international prices.

At the Special Steel Business Segment, the 33.3% increase in cost of goods sold in 2018 compared to 2017 is explained by the higher prices of inputs in general, especially electrodes, scrap and metal alloys (specific materials increased their share of production costs from 9.9% in 2017 to 13.0% in 2018). Gross margin decreased in 2018 compared to 2017, since the increase in costs per tonne sold outpaced the increase in net sales per tonne sold due to the adverse effects in the second half of 2018 from economic slowdown in Argentina, which affected Brazil’s auto industry, which is an important client of our special steel operations in that country, as well as cost pressures, with increases in the prices of higher-quality scrap and electrodes, which are important cost components in this operation.

Selling, General and Administrative Expenses

Operating Expenses (R$ million)	2018	2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Selling expenses and Impairment loss on trade receivables	580	525	10.5%
General and administrative expenses	1,082	1,130	-4.2%
Total	1,662	1,655	0.4%
Net sales	46,159	36,918	25.0%
% of net sales	3.6%	4.5%

Selling, general and administrative expenses remained stable in 2018 compared to 2017, reflecting the Company’s ongoing efforts to streamline operations and to implement the digital innovation over the past few years, and corresponded to 3.6% of net sales in 2018, which is the lowest percentage ever.

Operating Income (Loss) before Financial Income (Expenses) net and Taxes

Income before Financial Income and Taxes was R$ 4,047.2 million in 2018, compared to an income of R$1,100.0 million, 2017. The increase was mainly due to the 70.6% growth in gross profit driven by the increases commodity steel prices and the reduced of losses from asset impairment in 2018.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net (R$ million)	2018	2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Financial income	204	227	-10.1%
Financial expenses	(1,579)	(1,726)	-8.5%
Bonds Repurchases expenses	(224)	—	-100.0%
Exchange variation, net	(323)	(4)	7975.0%
Reversal of interest on provision for tax liabilities, net	—	369	—
Gains and Losses on financial instruments, net	32	(9)
Total	(1,890)	(1,143)	83.2%

The net financial expense was R$ 1,889.8 million in 2018, compared to an expense of R$ 1,143.3 million in 2017. The increase in expenses was mainly due to the net effects from exchange variation on liabilities contracted in U.S. dollar (average depreciation of the Brazilian real against the U.S. dollar of 15% in the comparative period).

Income and Social Contribution Taxes

Income and social contribution taxes were a tax benefit of R$ 168.9 million in 2018, compared to an expense of R$ 295.4 million in 2017. The change from expense to benefit in the income and social contribution balance for the year 2018 compared to 2017 was mainly due to the tax effect on the exchange variation in 2018 (depreciation of the Real against the US dollar was 17.1%).

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Net Sales

Net Sales by Business Segments(*) (R$ million)	Year ended December 31, 2017	Year ended December 31, 2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Brazil	12,563	11,635	8.0%
North America	15,433	15,431	0.0%
South America	4,026	4,776	(15.7)%
Special Steel	6,229	6,885	(9.5)%
Intercompany Eliminations	(1,333)	(1,075)
Total	36,918	37,652	(1.9)%

(*)                                 The information does not include data from associate and joint ventures.

Net Sales per tonne by Business Segments(*) (R$/tonne)	Year ended December 31, 2017	Year ended December 31, 2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Brazil	2,240	1,918	16,8%
North America	2,445	2,587	(5.5)%
South America	2,336	2,287	2.1%
Special Steel	3,151	3,276	(3.8)%
Consolidated(1)	2,472	2,420	2.1%

(*)                                 The information does not include data from associate and joint ventures.

(1)                                 The information does not include iron ore volumes.

In 2017, consolidated net sales decreased 1.9% in relation to 2016, due to the lower shipments.

In the Brazil Business Segment, the 8.0% increase in net sales in 2017 compared to 2016 was due to the higher net sales per tonne, despite the decline in shipments (from 6,068 thousand tonnes in 2016 to 5,068 thousand tonnes in 2017).

In the North America Business Segment, net sales remained stable in 2017 compared to 2016, due to the 5.5% reduction in net sales per tonne sold in Brazilian real, which was affected by exchange variation (8.3% appreciation in the average price of the Brazilian real against the U.S. dollar), despite the 5.8% increase in shipments in the period (from 5,965 thousand tonnes in 2016 of 6,313 thousand tonnes in 2017).

In the South America Business Segment, net sales decreased 15.7% in 2017 compared to 2016, mainly due to the loss of control resulting in the deconsolidation of the operation in Colombia, whose shipments through May 2017 amounted to 121 thousand tonnes.

In the Special Steel Business Segment, the 9.5% decrease in net sales in 2017 compared to 2016 was mainly due to the divestment of the units in Spain, whose shipments through May 2016 came to 341 thousand tonnes. Sales in the remaining (after the sale of Spain) special steel business units increased by 12.3% compared to prior year.

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

In the Brazil Business Segment, cost of sales increased 5.7% in 2017 compared to 2016, driven by higher raw material costs (metallic materials increased their share of production costs from 26.9% in 2016 to 29.6% in 2017). Gross margin increased in 2017 compared to 2016, due to the increase in net sales per tonne sold (16.8%) outpacing the increase in raw material costs.

In the North America Business Segment, cost of sales increased 2.1% in 2017 compared to 2016, due to higher shipments (5.8%) and higher raw material costs (metallic materials increased their share of production costs from 46.9% in 2016 to 55.1% in 2017), despite the impact from exchange variation (8.3% appreciation in the average price of the Brazilian real against the U.S. dollar). The decline in gross margin is explained by the intense competition in domestic market, where the growth in net sales in U.S. dollar did not accompany the increase in costs.

In the South America Business Segment, cost of sales decreased 14.1% in 2017 compared to 2016, mainly due to the loss of control, resulting in the deconsolidation of the operation in Colombia. The reduction in gross margin is explained by the weaker performance of the operations in Argentina and Venezuela.

In the Special Steel Business Segment, the 15% decrease in cost of sales in 2017 compared to 2016 is mainly due to the divestment of the units in Spain. The higher gross margin in 2017 compared to 2016 was due to the stronger performance of the units in the United States and Brazil, in addition to the divestment of the units in Spain, which were the least profitable operations of this BD.

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

Impairment of assets

In 2017, the line “losses from asset impairments” amounted to R$1,114.8 million, which is related to the impairment of goodwill and lack of expectation of future use of some assets in some industrial plants, as identified by impairment testing. In the fourth quarter of 2017, due to the lack of expectation of future use of some assets in some industrial plants, the tests conducted of other long-lived assets identified losses from the impairment of fixed assets of R$265,369 thousands, of which R$45,279 thousands was in the Brazil segment and R$220,090 thousands in the North America segment, due to recoverable values below the carrying values. These losses were determined based on the difference between the carrying amount and the recoverable value of these assets, of R$0, which represents the value in use (the greater of fair value net of expenses to sell and their value in use). Also, in the fourth quarter of 2017, the Company assessed the impairment of goodwill of its segments. Based primarily on the increase in the discount rate, the tests identified losses from asset impairments on goodwill of R$849,438 thousands in the North America BD. The other business segments did not present losses from asset impairments on goodwill in the tests conducted in 2017. Additional information is presented in Note 28 of the Consolidated Financial Statements contained herein.

Operating Income (Loss) before Financial Income (Expenses) net and Taxes

In 2017, the operating Income (Loss) before Financial Result and Taxes was a gain of R$1,100.1 million, when compared to a loss of R$1,636.4 million in the fiscal year ended December 31, 2016. The variation was mainly due to lower asset impairment losses, higher losses from operations with subsidiaries, the reversal of net provision for tax liabilities and the reduction in selling, general and administrative expenses in 2017 compared to 2016. Additional information is presented in Notes 3.4, 17, 28 and 29 of the Consolidated Financial Statements contained herein.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net (R$ million)	2017	2016	Variation Year ended December 31, 2017/ Year ended December 31, 2016
Financial income	227	252	-10.0%
Financial expenses	(1,726)	(2,010)	-14.1%
Exchange variation, net	(4)	852	-288.6%
Reversal of interest on provision for tax liabilities, net	369	—	100.0%
Gains and Losses on financial instruments, net	(9)	(39)	-75.9%
Total	(1,143)	(945)	20.9%

The net financial result went from a net expenses of R$945.3 million in 2016 to a net expenses of R$1,143.3 million in 2017. The increase in financial expenses mainly reflects the net exchange variation on liabilities contracted in U.S. dollar (depreciation in the closing price of the Brazilian real against the U.S. dollar of 1.5% in 2017, compared to appreciation of 16.5% in 2016), despite the lower financial expenses (-14.1%) in the comparison period.

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

Income and Social Contribution Taxes

Income and social contribution taxes were an expense of R$295.4 million in 2017, compared to and expense of R$304.3 million in 2016. This variation was primarily due to the lower income tax rates at certain companies abroad.

Net Income (loss)

Consolidated net loss went from R$2,885.9 million in 2016 to R$338.7 million in 2017. The variation was mainly due to the operating income in 2017, compared to the operating loss recorded in 2016, and to the lower negative financial result in 2017.

In the Brazil Business Segment, net income was R$302.3 million in 2017, compared to a net loss of R$36.7 million in 2016. The variation was due to the higher operating income, which increased from R$553.5 million in 2016 to R$969.9 million in 2017.

The North America Business Segment generated a net loss of R$956.3 million in 2017, compared to a net loss of R$2,591.9 million in 2016. This variation was mainly due to the losses from asset impairment of R$1,069.5 million in 2017, which was lower than the amount of R$2,779.1 million registered in 2016.

In 2017, the South America Business Segment generated net income of R$154.4 million, compared to net income of R$134.2 million in 2016. This improvement was mainly due to the losses from asset impairment of R$138.8 million in 2016.

In 2017, the Special Steel Business Segment generated net income of R$475.4 million, compared to net income of R$162.5 million in 2016. The variation was due to the higher gross profit (+43.6%) in the period.

Critical Accounting Policies

Critical accounting policies are those that are (a) important to present the financial position and results of operations or (b) require ‘management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of estimates and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on estimates and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

•                  deferred income and social contribution taxes;

•                  pension and post-employment benefits;

•                  provisions;

•                  loss of control of a subsidiary, and

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

The realization of deferred tax assets for tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of continuous profitability and estimated the recovery of deferred tax assets over future years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization, and are consistent with recoverability described above.

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

Provisions

The significant judgment is related to recognition and measurement of provisions. The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Provisions for tax, civil and labor liabilities are presented in Note 17 of the Consolidated Financial Statements contained herein.

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances, which may result in material changes to environmental provisions.

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

The Company evaluates the recoverability of goodwill at least annually and uses accepted market practices, including discounted cash flow for units with goodwill allocated and comparing the book value with the recoverable amount of the assets.

The impairment test of these assets (assets other than goodwill) are assessed based on the analysis of facts and circumstances to perform the impairment test annually in December, or being anticipated whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in certain markets in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2018 test were: a) North America: 3% (3% in December 2017); b) Special Steel: 3% (3% in December 2017); c) South America: 3% (3% in December 2017); and d) Brazil: 3% (3% in December 2017).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associate to each of them. The pre-tax discount rates used were: a) North America: 13.8% (13.6% in December 2017); b) Special Steel: 14.7% (13.1% in December 2017); c) South America: 17.1% (14.7% in December 2017); and d) Brazil: 16.4% (15.2% in December 2017).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: exceeded the book value of R$ 2,157 million (below the book value of R$ 849 million in 2017); b) South America: exceeded the book value by R$ 730 million (exceeded the book value by R$ 437 million in 2017); c) Special Steel: exceeded the book value by R$ 3,019 million (exceeded the book value by R$ 3,989 million in 2017); and d) Brazil: exceeded the book value by R$ 3,924 million (exceeding the book value by R$ 1,747 million in 2017).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 % in the discount rate of each segment’s cash flow would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: exceeded book value of R$ 1,474 million (below the book value by R$ 506 million in 2017); b) Special Steel: exceeded book value by R$ 2,483 million (exceeded the book value by R$ 3,422 million in 2017); c) South America: exceeded book value by R$ 593 million (exceeded the book value by R$ 265 million in 2017);  and d) Brazil: exceeded the book value by R$ 3,048 million (exceeded the book value by R$ 999 million in 2017).

On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 1,672 million (below the book value by R$ 310 million in 2017); b) Special Steel: exceeded the book value by R$ 2,645 million (exceeded the book value by R$ 3,596 million in 2017); c) South America: exceeded the book value by R$ 640 million (exceeded the book value by R$ 318 million in 2017); and d) Brazil: exceeded the book value by R$ 3,318 million (exceeded the book value by R$ 1,254 million in 2017).

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2018.

Additional information related to impairment of goodwill and other long lived assets are described at Note 28 of the Consolidated Financial Statements contained herein.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

				Net Increase	Net Increase
	For the year ended on			(Decrease) %	(Decrease) %
	December 31, 2018	December 31, 2017	December 31, 2016	2018x2017	2017x2016
Cash flows from operating activities
Net income (loss) for the year	2,326,382	(338,667)	(2,885,929)	-786.9%	-88.3%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,891,814	2,092,551	2,535,955	-9.6%	-17.5%
Impairment of Assets	—	1,114,807	2,917,911	-100.0%	-61.8%
Equity in earnings of unconsolidated companies	(10,141)	34,597	12,771	-129.3%	170.9%
Exchange variation, net	322,621	4,057	(851,635)	7852.2%	-100.5%
Losses (Gains) on financial instruments, net	(32,092)	9,441	38,930	-439.9%	-75.7%
Post-employment benefits	189,603	192,724	229,767	-1.6%	-16.1%
Stock based compensation	41,186	35,576	46,683	15.8%	-23.8%
Income tax	(168,951)	295,391	304,314	-157.2%	-2.9%
Gains on disposal of property, plant and equipment	(41,109)	(69,510)	(43,340)	-40.9%	60.4%
Results in operations with subsidiaries	414,507	721,682	58,223	-42.6%	1139.5%
Impairment loss on trade receivables	9,914	18,342	68,781	-45.9%	-73.3%
Provision for tax, labor and civil claims	(56,409)	(110,281)	347,882	-48.8%	-131.7%
Reversal of contingent liabilities, net	—	(929,711)	—	-100.0%
Interest income on short-term investments	(49,745)	(75,387)	(107,980)	-34.0%	-30.2%
Interest expense on loans	1,177,686	1,323,448	1,540,797	-11.0%	-14.1%
Reversal of monetary update of contingent liabilities, net	—	(369,819)	—	-100.0%
Interest on loans with related parties	(545)	(95)	2,457	473.7%	-103.9%
Provision (Reversal) for net realisable value adjustment in inventory	8,228	(20,195)	(31,492)	-140.7%	-35.9%
	6,022,949	3,928,951	4,184,095	53.3%	-6.1%

Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	71,631	(54,690)	64,805	-231.0%	-184.4%
(Increase) Decrease in inventories	(2,427,473)	(1,269,455)	794,591	91.2%	-259.8%
Increase in trade accounts payable	900,388	800,164	110,466	12.5%	624.4%
Decrease (Increase) in other receivables	(118,988)	(371,745)	(275,938)	-68.0%	34.7%
Decrease in other payables	(1,160,626)	(56,909)	(287,487)	1939.4%	-80.2%
Dividends from jointly-controlled entities	55,357	40,644	124,495	36.2%	-67.4%
Purchases of trading securities	(1,512,123)	(2,390,104)	(880,436)	-36.7%	171.5%
Proceeds from maturities and sales of trading securities	1,629,595	2,905,411	1,089,972	-43.9%	166.6%
Cash provided by operating activities	3,460,710	3,532,267	4,924,563	-2.0%	-28.3%

Interest paid on loans and financing	(1,162,364)	(1,330,116)	(1,240,165)	-12.6%	7.3%
Income and social contribution taxes paid	(298,663)	(126,023)	(168,032)	137.0%	-25.0%
Net cash provided by operating activities	1,999,683	2,076,128	3,516,366	-3.7%	-41.0%

Cash flows from investing activities
Purchases of property, plant and equipment	(1,194,934)	(873,329)	(1,323,891)	36.8%	-34.0%
Proceeds from sales of property, plant and equipment, investments and other intangibles	4,021,251	554,457	308,694	625.3%	79.6%
Purchases of other intangibles	(67,388)	(37,939)	(54,044)	77.6%	-29.8%
Advance for future investment in equity interest	(375,456)	—	—
Capital increase in jointly-controlled entity	—	(178,670)	—
Net cash provided (used) in investing activities	2,383,473	(535,481)	(1,069,241)	-545.1%	-49.9%

Cash flows from financing activities
Purchase of treasury shares	(243,396)	—	(95,343)		-100.0%
Dividends and interest on capital paid	(599,099)	(86,386)	(85,962)	593.5%	0.5%
Increase on financial debts	2,560,789	3,265,860	2,455,371	-21.6%	33.0%
Payments of financial debts	(6,000,433)	(7,241,401)	(4,605,406)	-17.1%	57.2%
Intercompany loans, net	25,755	5,797	(6,492)	344.3%	-189.3%
Net cash used in financing activities	(4,256,384)	(4,056,130)	(2,337,832)	4.9%	73.5%

Exchange variation on cash and cash equivalents	208,034	7,438	(693,990)	2696.9%	-101.1%

Increase (Decrease) in cash and cash equivalents	334,806	(2,508,045)	(584,697)	-113.3%	328.9%
Cash and cash equivalents at beginning of year	2,555,338	5,063,383	5,648,080	-49.5%	-10.4%
Cash and cash equivalents at end of year	2,890,144	2,555,338	5,063,383	13.1%	-49.5%

Cash and cash equivalents totaled R$2,890.1 million, R$2,555.3 million and R$5,063.4 million on December 31, 2018, 2017 and 2016, respectively, as analyzed below:

Net cash provided by operating activities

Net cash from operating activities amounted to R$ 1,999.7 million, R$2,076.1 million and R$3,516.4 million in the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

In 2018 net cash from operating activities decreased by 3.7% compared to 2017, substantially due to working capital consumption in 2018, higher than consumption in 2017. In working capital, the net between reduction of R $ 71.6 million in customers, an increase of R $ 2,427.5 million in inventories and an increase of R $ 900.4 million in accounts payable, negatively impacted the Company’s operating activities by R $ 1,445, 5 million in 2018. The main factor for the negative impact of R $ 1,445.5 million on the Company’s operating cash position in 2018 was the increase in inventories, mainly in Brazilian, North American and Special Steel Business Segments and higher raw material costs.

In 2017, net cash from operating activities declined 41.0% compared to 2016, substantially due to the consumption of working capital in 2017, compared to the decrease of working capital(1) of 2016. In working capital(1), the increase of R$54.7 million in trade accounts receivable, increase of R$1,269.5 million in inventories and decrease of R$ 800.2 million in trade accounts payable had a net negative effect of R$524.0 million on the Company’s cash from operating activities in 2017. In 2016, this net positive effect on cash was R$969.8 million, due to the decrease of R$64.8 million in trade accounts receivable, decrease of R$794.6 million in inventories and increase of R$110.5 million in accounts payable. The negative effect of R$524.0 million on the Company’s operating cash in 2017 is mainly explained by the increase in inventories in all Business Segments, mainly in the Brazil Business Segment, due to the higher production in the period and higher raw material costs.

Cash conversion cycle

In 2018, as a result of the reduction in working capital (-23.6%), compared to the reduction of net revenue (-19.5%) in the last three months of 2018 in relation to the last three months of 2017, the cash conversion cycle(2) and working capital(1) increased from 70 days in 2017 to 72 days in 2018 (from 34 days of accounts receivable from customers in 2017 to 28 days in 2018, 69 days from inventories in 2017 to 80 in 2018 and from 33 days from suppliers in 2017 to 36 days in 2018).

In 2017, as a result of the increase in working capital(1) (+6.3%) in comparison with the increase in net sales (+13.9%) in the last three months of 2017 compared to the last three months of 2016, the cash conversion cycle(2) and working capital(1) decreased from 75 days in 2016 to 70 days in 2017 (from 37 outstanding sales days in 2016 to 34 days in 2017, 66 outstanding inventory days in 2016 to 69 in 2017 and 29 outstanding payable days in 2016 to 33 days in 2017).

Net cash used in investing activities

Net cash used in investing activities was positive in R$2,383.5 million in 2018, when compared to a negative result of R$ 535.5 million in 2017.  This increase was due to the cash received from the disposal of investments related to the sale of wire rod assets in Beaumont in the North America Business Segment, the sale of the Chilean unit in the South America Business Segment, the sale of the Caçu and Barra dos Coqueiros hydroelectric plants in Goiás, Brazil, the sale of the unit in India, in Special Steel Business Segment and the sale of rebar assets in the United States, in the North America Business Segment

Net cash used in investing activities was R$ 535.5 million in 2017, representing a decrease of 49.9%(R$1,069.2 million at the year ended December 31, 2016) this decrease was due to the lower capital expenditure (addition to fixed assets) and to the higher cash proceeds from the divestment of the special steel units in Spain, of a long steel mill in Colombia, of metallurgical coke production units in Colombia, of the 30% interest in Corporación Centroamericana del Acero S.A. and of manufacturing units and land in the United States.

Net cash used in financing activities

Net cash provided by financing activities was a use of R$ 4,256.4 million in 2018, when compared to a use of R $ 4,056.1 million in the year ended December 31, 2017. This variation was mainly due to the fact that in 2018 there was a greater payment of dividends and interest on own capital, due to the higher net income of the Company, in addition to the purchase of shares in treasury.

Net cash from financing activities was R$ 4,056.1 million in 2017, when compared to a use of R$2,337.8 million in the fiscal year ended December 31, 2016. This variation is mainly due to the higher payments of loans and financing, reflecting the Company’s strategy to reduce its debt level and debt indicators.

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

The following table profiles the Company’s debt in the years ended December 31, 2018, 2017 and 2016 (in thousands of Brazilian reais):

	2018	2017	2016
SHORT TERM:	1,824,938	2,004,341	4,458,220
Total short-term debt	1,822,183	2,004,341	4,458,220
Debentures	2,755	—	—

LONG TERM:	13,081,776	14,505,243	16,125,013
Total long-term debt	11,545,658	14,457,315	15,959,590
Debentures	1,536,118	47,928	165,423

TOTAL DEBT:	14,906,714	16,509,584	20,583,233
Total cash and cash equivalents and short-term investments	3,349,614	3,376,856	6,087,794
In R$	1,306,349	386,441	1,609,145
Companies abroad	2,043,265	2,990,414	4,478,649
NET DEBT(1)	11,557,100	13,132,728	14,495,439

(1)                                 The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies. The Company uses “net debt” as indicator of indebtedness in its financial management.

Total debt was R$ 14,907 million, R$ 16,509 million and R$ 20,593 million in the fiscal years ended December 31, 2018, 2017 and 2016, respectively. On December, 2018, gross debt was 12.2% short term and 87.8% long term. Broken down by currency, 26.2% of gross debt was denominated in Brazilian real, 73.3% in U.S. dollar and 0.5% in other currencies. For comparison purposes, on December, 2017, 80.8% of gross debt was denominated in U.S. dollar, which demonstrates the Company’s strategy to reduce its exposure to the dollar and consequently better align the currency profile of its debt with that of its cash generation. On December 31st, 2018, 61.0% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

In November 2018, the Company carried out the 15th issue of debentures of Gerdau S.A. in the amount of R$ 1.5 billion and repurchased US$ 1 billion (equivalent to R$ 3.9 billion) in bonds (distributed among bonds coming due in 2020, 2021, 2023 and 2024) with the aim of reducing its gross debt, restructuring and rebalancing its debt maturity schedule and reducing its exposure in U.S. dollar.

In December, 2018, the nominal weighted average cost of gross debt was 6.7%, or 6.8% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 10.7% for the portion contracted by subsidiaries abroad. On December, 2018, the average gross debt term was 7.0 years.

The Board of Directors established as the Company’s financial policy the implementation and maintenance in the long term of the following parameters:

•                                Maximum Net Debt/EBITDA ratio of between 1x and 1.5x;

•                                Average debt term of over six years;

•                                Maximum Gross Debt of R$ 12 billion.

These parameters are intended to enable the Company to pursue a balanced financial condition while successfully executing an investment plan to meet the market’s demands and the industry’s challenges.

As of December 31, 2018, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ thousands)
2020	2,259.674
2021	1,217.916
2022	1,622.593
2023	1,217.189
2024	2,446.834
2025 and After	4,317.571
Total	13,081.776

Financial Agreements

Below are the material financial agreements outstanding at year end 2018:

UKEF — UK Export Finance

In June 2011, the subsidiary Gerdau Açominas S.A. entered into a financing agreement covered by ECGD (Export Credits Guarantee Department), the UK Export Finance (UKEF), with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. On December 31, 2018, the outstanding balance of this facility was US$ 100.6 million (R$ 390 million).

Bonds

The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc. and Gerdau Trade Inc., issued bonds due in 2020, 2021, 2023, 2024, 2027 and 2044.  The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2018, the outstanding balance of these bonds was R$ 10 billion.

Debenture

The Company concluded in 2018 the issuance of debentures with maturity of 4 years. On December 31, 2018, the outstanding balance of these debentures was R$ 1.5 billion.

NCEs

The Company and it subsidiary Gerdau Açominas S.A. issued Export Credit Notes with final maturity in 2019 and 2020. On December 31, 2018 the total outstanding amount of these facilities was R$ 1,135 million.

4131 Citi

In October 2015, the subsidiary Gerdau Açominas S.A. entered into a 4131 loan agreement in the amount of R$ 656.2 million, with a term for five years; the Company guarantees this transaction.

In April 2018, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. entered into a 4131 loan agreements in the total amount of R$ 400 million with a term for 1 year; the Company guarantees these transactions.

BBVA — Credit Agreement

In December 2015, the joint-venture Gerdau Corsa SAPI de C.V. entered into a loan agreement with BBVA in the amount of US$ 150 million, denominated in Mexican Pesos, with a term for five years. The outstanding amount of this facility was US$ 127 million as of December 31, 2018 (R$ 492.2 million) and the Company guarantees this transaction.

Syndicated Loan

In December, 2016 the joint-venture Gerdau Corsa SAPI de C.V. entered into a syndicated senior unsecured term loan in the amount of US$ 330 million, denominated in Mexican pesos. As of December 31, 2018 the outstanding amount was US$ 342.1 million (R$ 1.3 billion) and the Company guarantees this transaction.

BNDES

All loans contracted under the FINAME/BNDES program, totaling R$ 90.5 million, on the balance sheet date are secured by the assets being financed.

Indebtedness Ratios

All ratios described below, calculated based on the Consolidated Financial Statements in accordance with IFRS of Gerdau S.A., are related to the BNDES (Banco Nacional de Desenvolvimento Econômico e Social) financings. In the event of a failure to satisfy the annual tests, Gerdau S.A. would have a grace period and a subsequent renegotiation of the security for the financing, and an event of default would not occur.

Net Interest Coverage Ratio — measures the net interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization and Impairment of assets) and gains and losses on assets held for sale and sales of interest in subsidiaries and associate company.  The ratio in the agreement requires that the EBITDA for the last 12 months should represent at least 2 times of the interest expense of the same period.  As of December 31, 2018, such ratio calculated was 5.5.

Net Leverage Ratio — measures the level of net debt in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization and Impairment of assets) and gains and losses on assets held for sale and sales of interest in subsidiaries and associate company. The agreed ratio requires that the net debt should not surpass 4 times the EBITDA for the last 12 months.  As of December 31, 2018, such ratio calculated was 1.9.

Current Ratio — measures the company’s ability to fulfill its short term obligations.  The contractual terms require that the ratio of Current Assets divided by Current Liabilities must be Greater than 0.8.  As of December 31, 2018, the current ratio was 2.1.

Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau S.A.) entered into a credit facility agreement with BNDES in the total amount of R$ 1.5 billion, bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2018, the outstanding amount was R$ 253.7 million.

In December 2012 the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$ 776.6 million for the Plate and Steckel Mill project.  The funds are provided as the subsidiary carries out its own investment plans and submit to BNDES the evidences of completion.  The interest rate for this credit line is determined at the time of each disbursement and is the sum of TJLP and exchange rate + 2.16% per annum.  The outstanding balance of this transaction was R$ 117.6 million as of December 31, 2018.

In October 2017, the Company concluded the roll-over and reduction of its senior unsecured working capital facility in the amount of US$ 800 million (equivalent to R$ 3,100 million). The facility is divided into two tranches: US$ 200 million (equivalent to R$ 775 million) for Gerdau’s North American subsidiaries and US$ 600 million (equivalent to R$ 2,325 million) for Gerdau’s Latin American subsidiaries. On December 31, 2018, the outstanding loans under this line totaled US$ 50 million (R$ 194 million).

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

The derivative financial instruments may include: interest rate swaps, cross currency swaps, currency options contracts and currency forward contracts.

Dollar forward contracts: the Company entered into NDF operations (Non Deliverable Forward) in order to mitigate the foreign exchange risk on assets and liabilities denominated in foreign currencies, mainly U.S. dollar. The counterparties of these transactions are financial institutions with low credit risk.

Swap Contracts: the Company entered into cross currency swap, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a variable interest rate based on the local currency, and into interest rate swap, contract whereby it receives a fixed interest rate and pays a variable interest rate based on local currency.  The counterparties to these transactions are financial institutions with low credit risk.

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2018	2017	2018	2017	2018	2017
Forward
Maturity at 2019	purchase in US$	US$19.2 million	—	—	—	(4,069)	—
Maturity at 2019	sell in US$	US$18.3 million	—	462	—	(1,176)	—

Cross currency swap

Maturity in 2018	INR 10.17%	—	US$40.0 million	—	—	—	(1,267)
Maturity in 2019	CDI 111.50%	R$230.5 million	—	30,249	—	—	—

Swap of interest rate

Maturity in 2020	CDI 111.50%	R$50.0 million	—	2,706	—	—	—

Total fair value of financial instruments				33,417	—	(5,245)	(1,267)

The efects of financial instruments are classified as follow:

	2018	2017
Unrealized gains on financial instruments
Current assets	30,711	—
Non-current assets	2,706	—
	33,417	—
Unrealized losses on financial instruments
Current liabilities	(5,245)	—
Non-current liabilities	—	(1,267)
	—	(1,267)

	2018	2017
Net Income
Gains on financial instruments	49,576	9,666
Losses on financial instruments	(17,484)	(19,107)
	32,092	(9,441)
Other comprehensive income
Gains (Losses) on financial instruments	11,947	(11,364)
	11,947	(11,364)

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 15 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditures

2018 — Capital Expenditures

In fiscal year 2018, capital expenditure on fixed assets was R$1.2 billion. Of this amount, 46.9% was allocated to operations in Brazil and the remaining 53.1% was allocated to operations in the other countries in which Gerdau operates.

Brazil Business Segment — a total of R$559.8 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity and increase of useful lives of the units.

North America Business Segment — this business segment spent R$388.0 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment. This amount was mainly spent on increase of useful lives of the production units.

South America Business Segment — in 2018, the South American units spent R$52.9 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Business Segment — the special steel units spent R$ 194.0 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on increase of useful lives of the production units.

2017 — Capital Expenditures

In fiscal year 2017, capital expenditure on fixed assets was R$873.3 million. Of this amount, 40.0% was allocated to operations in Brazil and the remaining 60.0% was allocated to operations in the other countries in which Gerdau operates.

Brazil Business Segment — a total of R$346.9 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity and maintenance of the units.

North America Business Segment — this business segment spent R$291.8 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment. This amount was mainly spent on maintenance of the production units.

South America Business Segment — in 2017, the South American units spent R$123.6 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located. Part of this investment is being used to build a new melt shop in Argentina, which have a capacity of 650,000 tonnes of steel per year that started operation 2017.

Special Steel Business Segment — the special steel units spent R$ 108.5 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on maintenance of the production units.

2016 — Capital Expenditures

In fiscal year 2016, capital expenditures on fixed assets was R$1,323.9 million. Of this amount, 46.0% was allocated to operations in Brazil and the remaining 54.0% was allocated to operations in the other countries in which Gerdau operates.

Brazil Business Segment — a total of R$608.5 million was invested in this operation for capital expenditures. The main highlight was the installation work of flat steel rolling mill (heavy plates) at the Ouro Branco mill, which commenced production at the end of July 2016.

North America Business Segment— this segment spent R$227.4 million in capital expenditures on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on maintenance of the production units.

South America Business Segment — in 2016, the South American units spent R$347.0 million in capital expenditures, on fixed assets distributed among the countries in which the units from this business segment are located. Part of this investment is being used to build a new melt shop in Argentina, which will have a capacity of 650,000 tonnes of steel per year and which started operating in 2017.

Special Steel Business Segment — the special steel units spent R$140.9 million in capital expenditures on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on maintenance of the production units.

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

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified, as well as a sort of certification of products and laboratories, according demands. In general, production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

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

The Brazilian economy should continue to improve in 2019, with an ongoing recovery in industrial production and, at a slower pace, in construction. According to the Brazilian Steel Institute, internal demand for steel should grow 6.2% in 2019. Gerdau is prepared to serve any potential growth in Brazilian demand, but, until then, we will continue to focus on exporting part of our production.

In North America, market studies point to 1.3% growth in long steel consumption in the United States in 2019, considering the main steel-consuming segments (non-residential construction, manufacturing, oil and gas).

In special steels, Brazil’s automotive industry should present strong growth in sales to the both the local and export markets. If these market expectations are confirmed, the industry could return to a production level of around 3 million units in Brazil, according to the National Association of Vehicle Manufacturers (Anfavea). In the U.S. automotive industry, demand should remain strong, but at a slower pace than at the peak in 2018.

Moreover, South America’s other economies are expected to post positive growth, according to IMF, in 2019, especially for Peru and Colombia, influencing the region’s apparent steel consumption. According to IMF, Argentina is a point of attention in this region considering the perspective of economic recession for this year.

E.                                    OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with Sumitomo, in the amount of US$ 75 million (R$ 116,296 thousands as of December 31, 2018).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with local banks, in the amount of US$ 330 million (R$ 1,325,480 thousands as of December 31, 2018).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Corsa SAPI de C.V., with BBVA, in the amount of US$ 150 million (R$ 492,153 thousands as of December 31, 2018).

The Company provides a guarantee for the line of credit of its joint venture Gerdau Summit Aços Fundidos e Forjados S.A., with BNDES, in the amount of up to R$ 130,164 thousands (R$ 41,571 thousands as of December 31, 2018).

F.                                     DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Company’s contractual obligations on December 31, 2018 (in thousands of reais).

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	4,119,057	4,119,057	—	—	—
Short-term debt obligations (1)	1,632,799	1,632,799	—	—	—
Long-term debt obligations (1)	11,545,658	—	3,453,003	1,330,599	6,762,056
Debentures (1)	1,536,118	—	24,587	1,509,182	2,349
Interest payments	6,706,294	853,889	1,414,032	997,866	3,440,507
Unrealized losses on financial instruments	5,245	5,245	—	—	—
Obligations with FIDC	938,526	—	827,137	111,389	—
Operating lease obligations (2)	219,404	56,836	83,010	52,655	26,903
Capital expenditures (3)	619,968	619,968	—	—	—
Pension funding obligations (4)	258,941	246,246	3,344	2,989	6,362
Total	27,582,010	7,534,040	5,805,113	4,004,680	10,238,177

(1) Total amounts are included in the December 31, 2018 consolidated balance sheet. See Note 13 - Loans and Financing and Note 14 - Debentures in the Consolidated Financial Statements.

(2) Includes minimum lease payment obligations for equipment and real state leases in effect as of December 31, 2018.

(3) Purchase obligations for capital expenditures are related to capital projects.  The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2018, the corresponding liability has not yet been recorded in its financial statements.

(4) Pension funding obligations are included as per actuarial computations made by third party actuaries and reviewed by management.

G.                                   SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors and Senior Management of the Company as of the date hereof are as follows:

The summary of the structures of the Board of Directors and of Board of Executive Officers are:

BOARD OF DIRECTORS

Chairman

Claudio Johannpeter

Members

André Bier Gerdau Johannpeter

Guilherme Chagas Gerdau Johannpeter

Richard Chagas Gerdau Johannpeter

Affonso Celso Pastore

Aod Cunha de Moraes Junior

Fernando Fontes Iunes

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

Harley Lorentz Scardoelli

Officers:

Cesar Obino da Rosa Peres

Fladimir Batista Lopes Gauto

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

CLAUDIO JOHANNPETER (born in 1963)

• Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (UK), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau for over 36 years and held the position of Chief Operating Officer (COO) from January 2017 to August 2012. In December 2017, he left his executive position on the Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. On January 2018 he joined the  (i) Board as Chairman of Gerdau S.A. and its committees, (ii) joined as Board Chairman of Metalúrgica Gerdau S.A.,., (iii) joined as Board Chairman of Seiva SA - Florestas e  Indústrias, a company that is part of Gerdau’s economic group. He is also an advisor at IEDI (Institute of Studies for Industrial Development).

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

• Education: Degree in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: He has worked at Gerdau for over 30 years and held the position of Chief Executive Officer (CEO) from January 2007 to December 2017. In December 2017, he left his executive position and on January 2018 he joined (i) as Board Member of Gerdau S.A. and its committees, (ii) as Board Member of Metalúrgica Gerdau S.A.,  (iii) Board Member of Seiva SA - Florestas e Indústrias.  He also serves as President of the Worldsteel Association, member of the Board of Directors of Instituto Aço Brasil (Brazilian Steel Institute), member of the Board of Directors of Alacero (Latin American Steel Association), member of the Strategic Superior Council of the Federation of Industries of São Paulo - FIESP and of the Economy Council of the Federation of Industries of Rio Grande do Sul - FIERGS.

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

• Education: Degree in Law from the Unisinos in 1995 and has a Marketing and Finance MBA from Kellogg School of Management, Illinois (United States).

• Experience: He has worked at Gerdau for over 34 years and held the position of Executive Vice President on the Gerdau Executive Committee (CEG), coordinating the Special Steel Business Operation and the Gerdau 2022 Project — Strategy from April 2014 to December 2017. In January 2018 he became  a (i) Board Member of Gerdau S.A. and its committees, (ii) Board Member of Metalúrgica Gerdau S.A., (iii) Board Member of Seiva SA - Florestas e Indústrias, a. Member of the Executive Committee of Alacero  and Board Member of Amcham São Paulo (American Chamber of Commerce for Brazil)..

RICHARD CHAGAS GERDAU JOHANNPETER — (born in 1974)

• Education: Degree in Law and Social Sciences from the Universidade Federal do Rio Grande do Sul (UFRGS) and has an MBA from the Stanford Graduate School of Business (United States);

• Experience: He began his career as an intern in 1993 in the production area of Riograndense Mill. In 1995, he was hired as a salesman of Civil Construction Steel Area and was promoted in 1996 to Administration Manager, also passing through Sales and Marketing of the same area. In 1997, he was transferred to the financial area at Gerdau as Technical Advisor, and later was transferred to São Paulo as Metallic Purchase Manager. In 2003, he returned to Porto Alegre to be Technical Advisor in Banco Gerdau. In 2005, he resigned his position to attend an MBA program in United States, returning in 2007 as Investment Manager for Brazil and foreign operations. In 2010, he became the Investment Director of the holding company that controls Metalúrgica Gerdau S.A. Currently, he is a (i) Board Member of Gerdau S.A. and its committees, and (ii) Board Member of Metalúrgica Gerdau S.A.

AFFONSO CELSO PASTORE (born in 1939)

• Education: Degree in Economics from the University of São Paulo and has a PhD in Economics from the same university.

• Experience: He was Treasury Secretary of São Paulo State and President of the Central Bank of Brazil. He is (i) an Independent Member of the Board of Directors of Gerdau S.A. and Metalúrgica Gerdau S.A., and also a member of the Corporate Governance Committee and member of the Compensation and Succession Committee of Gerdau S.A.; (ii) Member of the Board of Directors of M. Dias Branco SA - Industria e Comércio de Alimentos, listed company whose activity is the manufacturing and trade of food products and wheat derivatives, especially biscuits, crackers, pasta and wheat flour since July 2010. He was member of the Board of Directors of Even Construtora e Incorporadora SA, listed company whose activity is the construction of buildings since February 2010 until April 2013; member of the Board of Directors of Klabin Segal SA, a company whose activity is promotion, construction and real estate developments of any kind, own or third party from May 2006 until May 2008 and Engevix Engenharia SA, leading company whose activity is elaborate studies, projects and integration and project management in Energy, Industry and Infrastructure areas, from March 2008 until August 2009. Pastore is the founder partner of AC Pastore & Associados SS Ltda, a consulting company, specializing in economics analysis of the Brazilian and International Economy. In addition, in the last 5 years he has worked as an economist, analyst and economic adviser, writing articles, reports and studies. He has participated in national and international seminars, and has given lectures on topics related to the Brazilian and World Economies. Since June 2013 he has been the President of the Center for Public Policy Debates (CDPP).

FERNANDO FONTES IUNES (born in 1962)

• Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and obtained an MS and PhD from the University of London (UK).

• Experience: He was a Partner and Executive Director, responsible for the Global Investment Bank of Banco Itaú BBA SA from 2010 to 2015, during which helped to establish a leading platform for Investment Banking in Latin America, with operations in Brazil, Argentina, Chile, Colombia, Peru and Mexico. Previously he held various positions in Banco Itaú BBA S.A., in Brazil and in the U.S.  During that period, he participated in some of the largest and most important capital markets transactions, mergers, acquisitions and reorganizations undertaken in Latin America. In 2016 and 2017 eh was a fellow at Harvard University in the Advanced Leadership Initiative Program in Cambridge, USA. He was also part of the 2017 Fall Term Teaching Team of the course “Exercising Leadership: The Politics of Change” of Harvard Kennedy School. Currently he is Board Member of Gerdau S.A., Board Member of Metalurgica Gerdau S.A. and Board Member of M. Dias Branco S.A.

AOD CUNHA DE MORAES JUNIOR (born in 1968)

• Education: Degree in Economics, Federal University of Rio Grande do Sul (1986 — 1989); Master´s Degree in Economics, Federal University of Rio Grande do Sul (1990-1994); Ph.D. in Economics, Federal University of Rio Grande do Sul (UFRGS 1999 - 2013); Post doctor and Visiting Researcher in Economics at Columbia University (NY/US 2009); Executive Leadership Course at Harvard Business School (Boston/US 2015);

• Experience: Economic Advisor to the Governor of Rio Grande do Sul State (1994-1998); President of Economics and Statistics Foundation of State of Rio Grande do Sul (2003-2006); Secretary of Finance of Rio Grande do Sul State (2007-2009); Chairman of Rio Grande do Sul State Bank, Banrisul (2007-2009); Senior Economist Advisor at World Bank (2010); Executive Director J.P Morgan Bank at the Corporate Bank and Corporate and Investment Bank areas, member of J. P. Morgan’s Global Public Sector Group (2011-2014); Partner of BTG Pactual, based in SP (2014-2016); Board Member of Banco Pan (2015-2016); Currently, he is (i) Board Member of Bank Agibank (since 2018); (ii) Board Member of VIBRA Group (since 2017); (iii) Board Member of Metalúrgica Gerdau S.A. (since 2017);  (iv) Board Member of Gerdau S.A. (since 2017);  (v) Board Member of Atiaia Energia (Cornelio Brennand Group) (from 2019).

GUSTAVO WERNECK DA CUNHA (born in 1973)

• Education: Degree in Mechanical Engineering from the Universidade Federal de Minas Gerais (UFMG - Brazil). Studied Project Management at Fundação Getúlio Vargas (Brazil), General Business Administration at INSPER Business School (Brazil), Leading Change and Organizational Renewal at Harvard Business School (United States) and Advanced Corporate Finance at London Business School (UK).

• Experience: He has worked at Gerdau for 13 years. In the last 5 years, he has held the positions of (i) Industrial Officer of Gerdau Special Steel, (ii) Industrial Officer of Gerdau India, (iii) Gerdau Corporate Officer of Information Technology and (iv) Executive Officer of Gerdau Brazil Steel . In January 2018, he became Chief Executive Officer (CEO) of Gerdau S.A., Metalurgica S.A. and Seiva S.A. — Florestas e Industrias. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute).

HARLEY LORENTZ SCARDOELLI (born in 1963)

• Education: Degree in Civil Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS), graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul, and holds a CFA certification.

• Experience: He began his career at Gerdau in May 1988, where he has worked for Gerdau’s operations in Canada, United States, Spain and Brazil. In September, 2015, he became a member of the Executive Committee  and was elected Vice President and CFO  responsible for Finance, Planning, Accounting and Tax. He also holds the position of Investor Relations Officer of Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. — Florestas e Indústrias. Member of the Financial Committee and Strategy Committee of Gerdau S.A.

FLADIMIR BATISTA LOPES GAUTO (born in 1962)

• Education: Degree in Accounting from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS), he has completed his academic training with a postgraduate degree in Business Management from Fundação Getúlio Vargas (FGV-SP) and has a specialization in Advanced Marketing from  Stanford University (California).

• Experience: Has 38 years of professional experience, 31 years of which at Gerdau. For the last 10 years, he has been Global Procurement Director, Commercial Gerdau’s Executive Director and currently is the (i) Executive Director of Special Steel Brazil  and responsible for Gerdau Summit (Joint Venture), and (ii) board member of Gerdau Previdência. He was a member of the Steel Institute Brazil from 2016 to 2017.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

• Education: Degree in Mechanical Engineering from the Universidade Federal do Paraná (UFPR), with an MBA from Manchester Business School (UK) and has studied Corporate Finance at FGV/ ISAE.

• Experience: 24 years of experience, with 15 years in Gerdau. In the last 5 years he has held positions as Commercial Officer of Special Steel Brazil (GSB), Corporate Commercial Officer and Commercial Officer of Gerdau Brazil Steel (GAB). Currently holds the position of  Executive Director — Brazil, Argentina and Uruguay.  Also he is (i) Vice-president of the board of the Instituto Aço Brasil (Brazilian Steel Institute), (ii) President of the CBCA — Brazilian Institute for Steel Construction, (iii) member of the board of  FIESP/ Concic -  Superior Council of the Federation of Industries of the State of São Paulo, civil construction committee, (iv) member of the board of Abramat — Brazilian Association of Construction Material Producers and (v) member of the board of  FIEMG -  Strategic Council, Federation of Industries of the State of Minas Gerais.

MAURO DE PAULA (born in 1962)

• Education:  Graduated in Economics from the Faculdade Don Bosco in Resende-RJ and completed his academic training with Foreign Trade Course at IBET in Rio de Janeiro-RJ and Master in Business Administration - MBA in Strategic Marketing at Universidade Federal de Pernambuco in Recife-PE.

• Experience: Has more than 27 years of experience in Gerdau, holding positions of Comercial Gerdau units Manager, Civil Construction National Sales Manager, Distribution National Sales Manager and Logistics Officer. He has served as Counselor of the company MRS Logística from 2015 to 2016 and Member of the Board of Directors of INDA - National Institute of Steel Distributors from 2016 to Jun/2017.Currently serves as Comercial Gerdau Executive Officer.

CESAR OBINO DA ROSA PERES (born in 1962)

• Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

• Experience: Has more than 31 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico from 2010 to 2012. In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia from 2013 to 2014, later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently serves as Commercial Officer of Gerdau Aços Brasil (GAB).

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

In 2018, the Directors and Executive officers of Gerdau were paid a total of R$ 50.3 million in total remuneration as salary, variable remuneration, benefits, social charges, and termination.  The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 7% of participants are in the Defined Benefit plans and 93% in a Defined Contribution plan.

During 2018, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$1.6 million to the Defined Contribution Plan.  This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

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

The Long Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Exercise Price:	R$	6,78	R$	10,58	R$	10,58	R$	12,86	R$	17,50	R$	26,19	R$	14,91	R$	29,12	R$	22,61	R$	14,42	R$	18,58
Grant Date:	30-dez-03		30-dez-04		30-dez-04		30-dez-05		30-dez-06		30-dez-07		30-dez-08		30-dez-09		30-dez-10		30-dez-11		30-dez-12
Vesting Date:	2-jan-09		2-jan-10		2-jan-08		2-jan-11		2-jan-12		2-jan-13		2-jan-14		2-jan-15		2-jan-16		2-jan-17		2-jan-18
Expiration Date:	30-dez-13		30-dez-14		30-dez-14		30-dez-15		30-dez-16		30-dez-17		30-dez-18		30-dez-19		30-dez-20		30-dez-21		30-dez-22
Total Options Granted to Directors and Executive Officers	36.162		37.157		10.420		34.268		51.466		79.070		190.176		153.666		253.248		275.718		317.167
Exercised Options	36.162		17.694		10.420		16.012		0		0		16.494		1.825		2.953		4.560		3.378
Cancelled Options	0		0		0		0		0		0		0		52.195		199.022		178.661		187.558
Balance Options	0		0		0		0		0		0		0		0		0		0		0
Options converted to Restricted Share	0		19.463		0		18.256		51.466		79.070		173.682		99.646		51.273		92.497		126.231

Grant Price:	R$	16,50	R$	18,36	R$	9,65	R$	4,29	R$	11,12	R$	13,22	R$	18,58
Grant Date:	1-set-13		1-jan-14		1-jan-15		1-jan-16		1-jan-17		1-jan-18		30-dez-12
Vesting Date:	1-mar-18		1-mar-19		1-mar-20		1-mar-21		1-mar-21		1-mar-22		31-mar-14
Expiration Date:	31-mar-18		31-mar-19		31-mar-20		31-mar-21		31-mar-21		31-mar-22		31-mar-18
Total Restricted Share (Conversion)	403.884		0		0		0		0		0
Exercised Restricted Share (Conversion)	403.884		0		0		0		0		0
Cancelled Restricted Share (Conversion)	0		0		0		0		0		0
Balance Restricted Share (Conversion)	0		0		0		0		0		0
Grant Restricted Share	0		174.736		309.118		1.430.534		628.888		778.011
Exercised Restricted Share	0		139.789		185.471		572.214		0		0
Cancelled Restricted Share	0		0		0		10.918		0		0
Balance Restricted Share	0		34.947		123.647		847.402		628.888		778.011
Grant Performance Share	0		278.441		495.381		2.024.936		903.054		261.493
Grant Performance Share - Performance Adjustment									0		0
Exercised Performance Share	0		0		0		0		0		0
Cancelled Performance Share	0		653		0		0		0		0
Balance Performance Share	0		277.788		495.381		2.024.936		903.054		261.493

C.                                    BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in Level 1 of the São Paulo Stock Exchange (nowadays named as B3) Differentiated Corporate Governance program (since 2001 in the case of Gerdau S.A. and since 2003 for Metalúrgica Gerdau S.A.).

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

The structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers.

Board of Directors: The Board of Directors is responsible for determining the broad direction of the Gerdau’s business. The Board may have up to eleven (11) members; currently there are three independent Board members. The Board has five (5) Committees: Compensation, People, Corporate Governance, Finance and Strategy. According to the Ordinary General Shareholders Meeting, held on April 20, 2018, the members of the Board of Directors, whose terms of office expire on April 30, 2019, are:

Chairman

Claudio Johannpeter (1), (2), (3), (4) and (5)

Vice Presidents

André Bier Gerdau Johannpeter (1), (2), (3), (4) and (5)

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) (4) and (5)

Members

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

Cesar Obino da Rosa Peres

Fladimir Batista Lopes Gauto

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Other Committees created to Support the Management: In order to provide support to the Management several committees were created and are responsible for advising on specific matters, such as the Risk Committee and the Disclosure Committee.

Corporate Structure: Gerdau’s corporate structure evolved to help the business by adding value in three ways: being guardian of the governance and brand, image and values; optimizing the efficiency of Gerdau’s activities through optimization of scale and leveraging capabilities to deliver value above what individual businesses could generate autonomously. The Governance Guardian areas , such as Finance and Planning; Accounting; Com., Public Affairs, Gerdau Institute; Legal, Compliance, Corp. Security; Internal Audit and Environment, Health and Safety, protects shareholders’ interests and manages relevant risks to long-term sustainability. The Scale Optimizer areas, such as Information Technology; Procurement; Shared Services and Gerdau International Trade, optimize resources and achieve economies of scale. The Advantage Accelerators areas, such as Metallics; Marketing and Sales; Industrial, Engineering; People; Innovation and Management System, exploit Gerdau´s differentiating capabilities in the Business Segments.

All members of the Board of Directors and the Board of Executive Officers are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Board of Executive Officers are elected at meetings of the Board of Directors.

Board of Auditors

Under Brazilian Corporate Law, the Board of Auditors (“Conselho Fiscal”) is a shareholder nominated audit board and an independent corporate body from the board of directors, management and the company’s external auditors. The board of auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders.

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

Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the Board of Directors or the Board of Auditors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Board of Auditors cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Board of Auditors may only make recommendations to the

Board of Directors with respect to the appointment, retention and compensation of the external auditors. Likewise, the board of auditors may only make recommendations to management and the Board of Directors with regard to the resolution of disagreements between management and the external auditors. This limited scope of authority is a key difference between the board of auditors and the customary authority of an audit committee as a full committee of the board of directors.

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of five members and their alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the Board of Auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, elected at the last Company’s Ordinary General Meeting of Shareholders:

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Carlos Roberto Cafareli	27/02/1953	Effective	2017
Carlos Roberto Schröder	02/19/1940	Alternate	2015
Artur Cesar Brenner Peixoto	09/29/1942	Alternate	2014
Celene Carvalho de Jesus	10/07/1955	Alternate	2017

The Shareholder’s Ordinary Meeting has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

BOLÍVAR CHARNESKI (born in 1950)

• Education: Degree in Accounting in 1974 and participant in a professional exchange program in PricewaterhouseCoopers, in Atlanta, GA — USA.

• Experience: Founder and partner since 1988 of Charneski Contadores Associados (up to 2009, Charneski — Auditores & Consultores), a company based in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates himself to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Board member certified by Instituto IBGC — Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. Advisory Board Member of family-owned companies. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON — Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON at the national level. Board of Auditors member of Grendene SA from 2011 to 2013. Board of Auditors member of Forjas Taurus SA from 1998 to 2007. Author of articles about business and economic scenarios, corporate governance, management, accounting and tax. Currently he is (i) Board of Auditors member (designated as Financial Expert for SOX purposes since 2011) of Gerdau S.A and (ii) Board of Auditors member of Metalúrgica Gerdau S.A.

GERALDO TOFFANELLO  (born in 1950)

• Education: Degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and Postgraduate education in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS).

• Experience: He started his career at Gerdau in 1970, as tax bookkeeping assistant, promoted later to manager of the Tax Accounting area. He also served as manager of Accounting and Bookkeeping in Sapucaia do Sul. In 1980, he was transferred to Gerdau Açonorte, as the Accountant responsible for the northeast region companies, being promoted to Accounting Manager of this regional office in 1981. In 1983, he returned to Gerdau in Porto Alegre/RS to work at the Accounting department and also at the holding company. In 1984, he was promoted to General Manager of Accounting and Internal Audit, serving in the corporate areas of these two processes. In 1988, he was promoted to Accounting Director ,a position he held until retiring in 2012. Since 2013, he has been a member of the Board of Auditors of several companies, and he is currently member of the Board of Auditors of Gerdau S.A, Metalúrgica Gerdau S.A and Ultrapar S.A. He is Founding Partner of Empresa Luzes do Mundo Ltda. He works with social entities, being a Board Member of Casa Menino Jesus de Praga and Board Member of Volunteer Partners.

CARLOS ROBERTO CAFARELI (born in 1956)

• Education: Holds a degree in Business Administration from the Pontifical Catholic University of Curitiba, (PUC-PR, 1985). Completed his academic training with an MBA degree in General Basic Training for Senior Executives (IBMEC, 1998). Also earned an MBA degree in Finance (IBMEC, 2010).

• Experience: Has more than 30 years of experience in Banco do Brasil, occupying positions of Superintendent and Director. Was the Board Member of TAESA - Transmissora Aliança de Energia Elétrica S.A., from 2010 to 2017. Head of Middle Market and Corporate at Banco do Brasil — from 2009 to 2014.  Director of Operational Assets Restructuring at Banco do Brasil — from 2014 to 2016. Chief Executive Officer of Brasildental form 2016 to 2018. Currently, he is Board of Auditors member of Gerdau S.A.

ARTUR CESAR BRENNER PEIXOTO (born in 1942)

• Education: Graduated in Mining Engineering.

• Experience: Director of Cia. de Telecomunicações Cotelgos, Telegoiás, in Goiania, Goiás (1969 -1970); Director of DHB - Direções Hidráulicas do Brasil S.A. (1971 - 1972); Gerdau Diversifications Advisor (1972 - 1974); Director in Grupo Arthur Lange (1975 - 1978); Managing Director of Effem Produtos Alimentícios Ltda. - M & M Mars Group (1979 - 1984); Holdings Director of Gerdau (1984-2002). From 2003 to 2012, he was partner of  Adviser Asset Management, a company operating in Securities Portfolio Management and Securities and Investment Clubs Management, which currently is responsible for the relationship with clients and investors. In addition, he is a Board of Auditors substitute member of Metalúrgica Gerdau S.A. and a Board of Auditors substitute member of Gerdau S.A.

CARLOS ROBERTO SCHRODER (born in 1940)

• Education: Degree in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS) in 1968.

• Experience: He worked in the following companies: (i) Petróleo Brasileiro SA - PETROBRAS, a listed company whose main activity is the prospecting, extraction, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, as Head of Cost Sector from 1966 to 1971; (ii) Siderúrgica Riograndense SA, from 1971 to 1973 as Assistant at Cost Department, and from 1973 to 1976 as Chief Accountant; (iii) Metalurgica Gerdau S.A., from 1973 to 1976 as Chief Accountant; (iv) Companhia Siderurgica da Guanabara - Cosigua, former name of Gerdau S.A. from 1977 to 1981 as Accounting Manager; (v) Gerdau Group and Siderúrgica Laisa SA - Uruguay from 1981 to 1983 as Accounting Manager; (vi) Siderúrgica Riograndense SA and Siderurgica Guaira SA,  from 1983 to 1989 as Administrative and Accounting Director; (vii) Usina Siderúrgica da Bahia SA - Usiba, 1989-1996, as Executive Director; (viii) Siderúrgica Açonorte  SA, Usina Siderúrgica da Bahia SA - Usiba and Usina Siderúrgica Cearense SA, from 1996 to 1998, as Executive Director. Currently, he is Board of Auditors substitute member of Metalurgica Gerdau S.A. and Board of Auditors substitute member of  Gerdau S.A..

CELENE CARVALHO DE JESUS (born in 1955)

• Education: Graduated in Accounting Sciences from UniCEUB - Centro Universitário de Brasília (1977 - 1982), with MBA in Financial Institutions Management  from Universidade Católica de Brasília (2001 - 2002) and Postgraduate in Managerial Accounting from FGV - Fundação Getúlio Vargas (1989).

• Experience: Executive Manager/Accountant of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (2002 - 2007) and Senior Analyst at the  Accounting Department of Banco do Brasil (1999 - 2002). She was a member of the Board of Directors of FIAGO Participações - in Clearance sale (2016). She acted as effective member of Auditing Committee of Banco do Brasil (2008 - 2012). She served as Member of Board of Auditors of CPFL Energia (2013 - 2016), Cooperforte (2007), Cemig (2007 and 2008), Embraer (2003 - 2005), Embratel Participações (2006), PREVI (1996 - 1998) and Sociedade de Transportes Coletivos de Brasília (1995/1996). She is a Fiscal Counselor certified by Instituto Brasileiro de Governança Corporativa - IBGC. She has served as Board of Auditors substitute member of Gerdau S.A. since May 2018.

D.                                    EMPLOYEES

Work Force	Brazil	Other Countries	Total
2011	23.516	19.304	42.820
2012	22.658	19.211	41.869
2013	22.278	19.337	41.615
2014	20.169	19.892	40.061
2015	16.495	18.650	35.145
2016	14.960	15.054	30.014
2017	14.038	14.574	28.612
2018	14.811	9.731	24.542

Extended Work Force*	Brazil	Other Countries	Total
2011	7.734	3.799	11.186
2012	8.147	3.303	11.450
2013	7.637	4.128	11.765
2014	6.583	4.201	10.784
2015	5.406	3.461	8.867
2016	4.992	2.970	7.962
2017	5.544	2.701	8.245
2018	6.192	1.487	7.679

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2018, the Company employed 24,542 at its industrial units, excluding joint ventures; 60% of this total is based in Brazil and the remainder in South America and North America, which have 3,700 and 6,301 employees, respectively.

As labor unions in Brazil and other countries in Latin America and Europe are organized on a regional basis, the Company has no nationwide agreements with its employees. 39% of Gerdau employees are unionized.

Gerdau maintains good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

Gerdau maintains good relations with employees. To maintain such a good working environment, the Company provides development and training opportunities, team-building programs and a transparent management system. Compensation programs are designed to match employee’s financial interests with those of Gerdau shareholders.

E.                                    STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of December 31, 2018.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Claudio Johannpeter	—	—	100	0.00
André Bier Gerdau Johannpeter	—	—	100	0.00
Richard Chagas Gerdau Johannpeter	—	—	—	—
Affonso Celso Patore	—	—	42,394	0.00
Fernando Fontes Iunes	—	—	7,056	0.00
Aod Cunha	—	—	—	—
Harley Lorentz Scardoelli	—	—	26,473	0.00
Gustavo Werneck da Cunha	—	—	—	—
Cesar Obino da Rosa Peres	—	—	—	—
Marcos Eduardo Faraco Wahrhaftig	—	—	—	—
Fladimir Batista Lopes Gauto	—	—	7,096	—
Mauro de Paula	—	—	—	—
TOTAL	—	—	83,219	0.00

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the remaining vested options, the restricted shares resulted from the stock option conversion and 2013, 2014, 2015, 2016, 2017 and 2018 awards (all Gerdau S.A. preferred shares) to each director and executive officer until January 31, 2018.

	Stock Options				Restricted Share Units				Performance Share Units
Names	Grant	Exercised	Cancelled	Balance	Grant	Exercised	Cancelled	Balance	Grant with performance adjustment	Exercised	Cancelled	Balance
Claudio Johannpeter	185.976	0	185.976	0	1.200.507	435.578	0	764.929	1.312.535	0	0	1.312.535
Andre Bier Johannpeter	231.158	0	231.158	0	1.363.550	503.585	0	859.965	1.595.647	0	0	1.595.647
Guilherme Gerdau Johannpeter	109.759	12.716	97.043	0	488.080	119.783	0	368.297	394.593	0	0	394.593
Richard Gerdau Johannpeter	0	0	0	0	43.438	10.632	3.360	29.446	0	0	0	0
Aod Cunha de Moraes Júnior	0	0	0	0	7.908	0	0	7.908	0	0	0	0
Affonso Celso Pastore	28.929	0	28.929	0	98.365	63.040	7.558	27.767	48.049	0	653	47.396
Fernando Fontes Iunes	0	0	0	0	40.078	9.288	0	30.790	0	0	0	0
Gustavo Werneck da Cunha	0	0	0	0	169.286	25.423	0	143.863	232.726	0	0	232.726
Harley Lorentz Scardoelli	16.987	0	16.987	0	118.619	36.117	0	82.502	163.100	0	0	163.100
Fladimir Batista Lopes Gauto	19.394	0	19.394	0	64.427	30.817	0	33.610	77.875	0	0	77.875
Marcos Eduardo Faraco Wahrhaftig	13.687	0	13.687	0	48.861	21.929	0	26.932	59.119	0	0	59.119
Cesar Obino da Rosa Peres	0	0	0	0	47.698	28.180	0	19.517	44.208	0	0	44.208
Mauro de Paula	0	0	0	0	34.355	16.986	0	17.369	35.455	0	0	35.455
Total	605.890	12.716	593.174	0	3.725.171	1.301.357	10.918	2.412.896	3.963.305	0	653	3.962.652

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved the amendment to the Preferred Stock Option Plan,  allowing participants to convert their Stock Options already granted but not yet exercised into “Restricted Shares”, in which restriction in this case is the vesting period. Said conversion was based on the fair value of the option calculated by an independent consulting firm. Bloomberg was contracted to perform the equivalence calculation.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

As of January 31, 2019, Gerdau S.A. had 571,929,945 common shares and 1,127,341,350 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2019, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	557,898,901	97.26%	95,469,722	8.33
JP MORGAN CHASE BANK	—	—	255,176,166	14.84
Members of the board of directors and executive officers as a group (9 members)	—	—	83,019	0.01

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 97.26% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2019 there were 255,176,166 ADSs outstanding, representing 14.84% of Gerdau S.A. preferred shares and the number of record holders were 39.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

			Original Amount				Outstanding Amount
Item	INTRA-GROUP AGREEMENTS Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2018	Largest amount during the period covered
1	Guarantee granted to Gerdau Aços Longos SA in an agreement to purchase and sell electricity with EDP.	Subsidiary	1,037	07/03/2018	Jan-19	Settlement of the agreement	1,037	1,037
2	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., obtained a financing from Sumitomo in the amount of up to MXN 990,750,000,000.00, equivalent to US$ 75,000,000.00 at the date of the agreement.	Jointly-controlled entity	176,145	03/13/2014	Mar-19	Settlement of the agreement	116,296	209,931
3	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$ 400 million.	Subsidiary	1,300,000	04/28/2013	Apr-19	Settlement of the agreement	400,000	400,000
4	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing working capital with Citibank in the amount of R$ 169,500,000.00.	Subsidiary	169,500	04/16/2018	Apr-19	Settlement of the agreement	169,500	169,500
5	The Company is the guarantor of subsidiary Gerdau Aços Longos S.A. in a financing working capital with Citibank in the amount of R$ 230,500,000.00.	Subsidiary	230,500	04/16/2018	Apr-19	Settlement of the agreement	230,500	230,500
6	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$ 34,000,000.00 equivalent in ARS.	Subsidiary	83,241	10/30/2014	Sep-19	Settlement of the agreement	5,929	15,895
7	Guarantee granted to Gerdau Aços Longos S.A .. in an agreement for the distribution of electric power with the Operador Nacional do Sistema Elétrico, ONS.	Subsidiary	2,485	11/06/2018	Nov-19	Settlement of the agreement	2,485	2,485
8	Guarantee granted to Gerdau Aços Longos S.A .. in an agreement for the distribution of electric power with the Operador Nacional do Sistema Elétrico, ONS.	Subsidiary	6,926	11/06/2018	Nov-19	Settlement of the agreement	6,926	6,926
9	Guarantee granted to Gerdau Aços Longos SA in an agreement to purchase and sell electricity with Companhia de São Paulo, CESP.	Subsidiary	15,284	11/29/2018	Dec-19	Settlement of the agreement	15,284	15,284
10	Guarantee granted to Gerdau Aços Longos SA in an agreement to purchase and sell electricity with LIGHT Energia.	Subsidiary	491	12/20/2018	Dec-19	Settlement of the agreement	491	491
11	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$ 1,25 billion. No remuneration.	Subsidiary	2,188,125	11/24/2009	Jan-20	Settlement of the agreement	834,454	2,041,172
12	Guarantee for company Gerdau Açominas S.A. in a loan with BNDES in the amount of up to R$ 776,616,380.00 on the agreement’s date.	Subsidiary	776,616	12/04/2012	Jan-20	Settlement of the agreement	117,942	182,393
13	Guarantee for company Gerdau Açominas S.A. in a loan with NCE Banco do Brasil in the amount of up to R$ 430 million on the agreement’s date.	Subsidiary	430,000	03/19/2014	Feb-20	Settlement of the agreement	258,000	258,000
14	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a loan with Banco do Brasil in the amount of R$ 660 million.	Subsidiary	660,000	09/24/2013	Aug-20	Settlement of the agreement	435,000	535,000
15	The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing working capital with Citibank in the amount of R$ 656,200,000.00 for a period of 5 years.	Subsidiary	656,200	10/30/2015	Oct-20	Settlement of the agreement	656,200	656,200
16	Guarantee granted to subsidiaries and joint ventures in revolving credit lines of up to US$ 800,000,000.00 with maturity in October/2020.	Subsidiary and Jointly-controlled entity	—	10/27/2015	Oct-20	Maturity	198,619	382,333
17	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a loan with BBVA in the amount of US$ 150 million equivalent to MXN.	Jointly-controlled entity	580,665	12/14/2015	Dec-22	Settlement of the agreement	492,153	581,642
18	The Company is the guarantor of subsidiary Sipar Aceros S.A., in a financing granted by Banco Patagônia in the amount of US$ 21,023,641.08 equivalent in ARS.	Subsidiary	81,575	10/30/2015	Dec-20	Settlement of the agreement	4,837	10,674
19	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in 2010 in an amount of up to US$ 1,25 billion	Subsidiary	2,117,750	10/01/2010	Jan-21	Settlement of the agreement	1,070,599	1,884,924
20	Guarantee for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$ 291,959 thousand. No remuneration.	Subsidiary	437,387	06/16/2011	Feb-21	Settlement of the agreement	389,959	436,526
21	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$ 13,063,357.28 equivalent in ARS.	Subsidiary	42,335	09/21/2016	Sep-21	Settlement of the agreement	17,001	30,606
22	Co-guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of local credit line, in the amount of US$ 330,000,000.00, equivalent in MXN.	Jointly-controlled entity	1,118,535	12/07/2016	Dec-21	Settlement of the agreement	1,325,480	1,426,680
23	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$ 750,000,000.00.	Subsidiary	1,501,275	04/15/2013	Apr-23	Settlement of the agreement	1,200,308	2,169,333
24	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$ 1,165,629,000.00. No remuneration.	Subsidiary	2,606,346	04/10/2014	Apr-24	Settlement of the agreement	2,427,186	3,669,807
25	Gerdau S.A. usually trades its own debentures on behalf of Seiva S.A. Florestas e Indústrias. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Subsidiary	—	—	Aug-24	Maturity	42,755	42,755
26	Guarantee granted to Gerdau Summit Aços Fundidos e Forjados S.A. in financing from the BNDES in the amount of up to R$ 130,164,000.00 at the date of the agreement.	Jointly-controlled entity	130,164	09/21/2017	Aug-25	Maturity	41,571	41,571
27	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in Octoberl/2017 in an amount of up to US$ 650,000,000.00.	Subsidiary	2,129,985	10/12/2017	Oct-27	Settlement of the agreement	2,518,620	2,602,535
28	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/2009	Dec-30	Settlement of the agreement	12,216	12,216
29	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	103,596	10/18/2012	Oct-37	Settlement of the agreement	197,615	204,199
30	Co-guarantee for GTL Trade Finance Inc. in the 30-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1,118,000	04/16/2014	Apr-44	Settlement of the agreement	1,937,400	2,001,950
31	Guarantee received from the company Indac Ind. Adm. E Com. S.A. for debentures from the7°, 8°, 9° and 11° issuances, with no restriction of amounts and dates. Remuneration rate of 0.95% on the due amount.	Parent company	—	—	Undetermined	Maturity	17,246	26,551
32	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Sipar Aceros S.A., Gerdau Aços Longos S.A. e Empresa Siderúrgica Del Peru S.A.A.) Sales in the period amounted to R$ 8,582.	Subsidiary and Jointly-controlled entity	—	—	Undetermined	Maturity	32,876	32,876
33	Gerdau S.A. has accounts payable derived from purchases of subsidiaries (Gerdau Aços Longos S.A. and Gerdau Açominas S.A.). Purchases in the period amounted to R$ 24,735.	Subsidiaries	—	—	Undetermined	Maturity	6,856	46,454
34	Current account (assets balance) with Gerdau Açominas S.A. Pays the monthly variation of the CDI.	Subsidiary	—	12/01/2014	Undetermined	No maturity	386	7,186
35	Current account (liability balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/2005	Undetermined	No maturity	4,090	4,090
36	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/2010	Undetermined	No maturity	6,717,259	6,974,279
37	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 60 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	60	60

C.                                    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Judicial and Administrative / Arbitral Proceedings

General

Like other Brazilian companies, Gerdau and its subsidiaries are parties to proceedings with respect to tax, labor and civil matters, most of them arising in the regular course of business. Based on advice from legal advisors, management believes that the reserve for provisions is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the final proceedings will not have a significant effect on its consolidated financial position at December 31, 2018.

The most significant legal and administrative disputes are detailed below. For further information on the tax, civil and labor claims and contingent assets, see Notes to the consolidated financial statements.

The following table summarizes the balances of provisions recorded for tax, civil and labor liabilities and related judicial deposits as of December 31, 2018, 2017 and 2016 (in thousands of reais):

Claims

	Reserve for Contingencies			Judicial Deposits
	2018	2017	2016	2018	2017	2016
Tax	268,009	257,621	1,829,771	1,964,120	1,883,562	1,716,996
Labor	449,350	517,329	358,901	128,173	128,849	107,191
Civil	52,946	52,933	50,554	45,537	38,770	37,597

As a result of the net reversal of the accounting provision described below (tax provisions), relating to the discussion of the inclusion of Tax on Circulation of Goods and Services (“Imposto sobre a Circulação de Mercadorias e Serviços” — ICMS) — a type of State VAT —  in the calculation bases of the Contribution to the Social Integration Plan (“Contribuição ao Programa de Integração Social” — PIS) and the Contribution for the Financing of Social Security (“Contribuição para o Financiamento da Seguridade Social” — COFINS), and recognition of other accounting provisions for the year ended 12/31/2017, the Company recorded the amounts of R$ 929 million in the line of Reversal of provision for tax liabilities, net (Operating Result) and R$ 370 million, in the line of Reversal of interest on provision for tax liabilities, net (Financial Result), in its Consolidated Income Statement.

Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of ICMS from the bases of calculation of PIS and COFINS, for which judicial deposits and accounting provisions of the amounts under discussion have been updated, in both cases, by the SELIC rate. The balances recorded as of December 31, 2016 refer to the unsettled amounts of PIS and COFINS since 2009, whose liability was fully suspended, due to the posting of said deposits.

On March 15, 2017, the Federal Supreme Court (“Supremo Tribunal Federal” — STF) analyzed a lawsuit related to this matter, and by 6 votes to 4, the following decision was taken: “The ICMS shall not be included in the calculation bases of PIS and COFINS.” The decision handed down by the STF, in principle, takes effect in all the judicial proceedings in progress, due to its general repercussion. However, after the publication of the judgment on 10/2/2017, the Attorney of the National Treasury filed a motion for clarification (“embargos de declaração”), claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the effects of the decision, which may limit the production of its effects to taxpayers.

Pursuant to paragraph 14 of CPC 25 and IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources that incorporates economic benefits to settle the obligation will be required”, among other requirements. On March 31, 2017, the Company, based on (i) the conclusion of said judgment by the STF Plenary in Extraordinary Appeal No. 574,706 / RG with general repercussion, which ruled that the inclusion of ICMS in the calculation bases of PIS and COFINS was unconstitutional, and (ii) in accounting practices adopted in Brazil and international financial reporting standards (IFRS), reversed the aforementioned accounting provision. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the likelihood of loss, as to the merits judgment in said lawsuits, became remote, as from that decision.

The Company emphasizes, however, that, in view of the possibility that the STF considers that the requirements for application of modulation to the case as present, and that the application of such an instrument results in limiting the effects of the decision already rendered, there may be a need for reassessing the likelihood of loss associated with said lawsuits, according to paragraph 59 of IAS 37. Depending on the terms of the modulation, as defined by the STF, such reassessment may result in the need for establishing new provisions on this matter in the future.

The balance of judicial deposits recorded on 12/31/2018, in the amount of R$ 1,763 million, referring to deposits posted until June, 2017, in connection with the same discussion on the inclusion of ICMS in the PIS and COFINS calculation bases, awaits the closure of the proceedings in the judiciary to be withdrawn by the Company.

The other tax provisions comprise:

• R$ 3 million related to ICMS, the majority of which is related to credit rights involving the Finance Secretariat and the State Courts.

• R$ 17 million related to discussions on Social Security Contributions (“contribuições previdenciárias”) levied on the company’s total payroll amount.

• R$ 9 million related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária” — RTE), which is a charge included in the electric energy bills. The Company understands that RTE is a tax in nature and, as such, incompatible with the Brazilian National Tax System. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are outstanding before the First and Second Levels of the Federal Justice. The Company has made a full deposit in court for the amount of the disputed charge.

• R$ 204 million related to (i) offsetting of PIS and COFINS credits, and (ii) taxation of those Contributions over revenues in excess of sales.

• R$ 33 million related to other taxes, discussed in cases, for which the probability of loss is more likely than not.

Considering the opinion of our legal advisors and the assessment by management, the likelihood of loss in connection with the lawsuits and proceedings listed below is deemed possible (but not probable), and, according to the accounting principles currently in force, no accounting provision were made in connection with said proceedings.

•  The Company and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties in legal proceedings related to ICMS discussions, which essentially relate to tax credit and rate differences, and in aggregate amounting to R$ 613 million.

• The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Tax on Industrialized Products (“Imposto sobre Produtos Industrializados” — IPI), substantially related to credit on inputs, whose claims total the updated amount of R$ 341 million; (ii) PIS and COFINS, substantially related to non-approval of offsetting of credits on inputs totaling R$ 968 million, (iii) social security contributions in the total of R$ 88 million and (iv) other taxes, whose updated total amount is currently
R$ 642 million.

• The Company and its subsidiary Gerdau Aços Longos S.A. are parties to three administrative proceedings relating to Withholding Income Tax, in the amount of R$ 411 million, charged on interest remitted abroad, related to export financing formalized through Pre-Settlement Export Agreements (“Pré-Pagamento de Exportações” — PPE) or Early Payment of Exports (“Recebimento Antecipado de Exportações” — RAE), of which: (i) R$ 125 million correspond to a proceeding initiated by Gerdau Aços Longos S.A., whose appeal was rejected by The Appeals Administrative Council (“Conselho Administrativo de Recursos Fiscais” — CARF) by a casting vote (“voto de qualidade”), as per the decision published on 09/03/2018, against which the Company filed a motion for clarification disposition of which is pending; (ii) R$ 133 million correspond to a proceeding initiated by Gerdau Aços Longos S.A., whose defense was rejected by a first-level decision, against which the company filed a voluntary appeal on 08/28/2018 disposition of which is pending; (iii) R$ 153 million correspond to a proceeding initiated by the Company, whose defense was rejected by a first-level decision, against which the Company filed a voluntary appeal on 08/31/2018 disposition of which is pending.

• The Company (as successor due to the merger with Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and legal proceedings related to Corporate Income Tax (“Imposto de Renda da Pessoa Jurídica” — IRPJ) and Social Contribution on Net Profits (“Contribuição Social sobre o Lucro Líquido” — CSLL), in the updated amount of R$ 1,201 million. These lawsuits relate to profits generated abroad, of which: (i) R$ 1,023 million correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 989 million correspond to a lawsuit whose administrative discussion has already ended and is currently subject to a tax foreclosure, against which said company filed a motion to stay execution (“embargos à execução”), the judgment of which is still pending and (i.b) R$ 34.5 million are the remainder of a R$ 372 million tax assessment which was partially confirmed by the Superior Chamber of Tax Appeals of the CARF (“Câmara Superior de Recursos Fiscais” — CSRF), in a decision published on 05/25/2017, and currently awaits redistribution of the case for retrial by CARF, as determined by the CSRF decision, for analysis of matters not previously analyzed; and (ii) R$ 177 million corresponds to a lawsuit filed by the Company, whose appeal was rejected by CARF, and whose special appeal is still pending judgment by the CSRF.

•  The Company (as successor due to the merger with Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings related to the deductibility of goodwill, generated pursuant to articles 7 and 8 of Law no. 9,532 / 97, of the bases of calculation of IRPJ and CSLL, resulting from the corporate reorganization carried out in 2004/2005. The updated total amount of the assessments is R$ 7,063 million, of which: (i) R$ 5,129 million correspond to four lawsuits filed by the Company and the subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., whose administrative discussion has already been closed and are currently in the process of judicial collection; the companies have already offered judicial guarantees, in the form of a precautionary measure, through Insurance-Guarantee policies, and initiated judicial proceedings by means of motions to stay execution. The motion presented by the Company (as successor due to the merger with Gerdau Aços Especiais S.A.) on 05/17/2018 was upheld by a first-level decision (therefore cancelling the tax foreclosure), against which the Attorney of the National Treasury filed an appeal disposition of which is still pending (by the Federal Regional Court of the 4th Circuit); (ii) R$ 630 million correspond to a proceeding filed by the subsidiary Gerdau Aços Longos S.A., whose appeal was partially granted by CARF (the Company will be subsequently notified in order to take whatever actions it may deem necessary); (iii) R$ 256 million correspond to a proceeding filed by the subsidiary Gerdau Aços Longos S.A., whose appeal was rejected by CARF, whose special appeal was partially granted on 07/06/2018, and whose interlocutory appeal (“agravo regimental”) is still pending judgment; (iv) R$ 297 million correspond to a proceeding filed by the subsidiary Gerdau Aços Longos S.A., whose appeal was rejected, for which reason the Company presented a special appeal disposition of which is still pending (the company currently awaits for the collection of the debt related to the portion of the appeal that the Court decided not to rule on); (v) R$ 128 million correspond to a proceeding filed by the Company (as successor due to the merger with Gerdau Aços Especiais S.A.), whose appeal was rejected by CARF, for which  reason the Company presented a special appeal that was partially granted, and whose interlocutory appeal (“agravo regimental”) is still pending judgment; (vi) R$ 101 million correspond to a proceeding filed by the Company (as successor due to the merger with Gerdau Aços Especiais S.A.), whose defense was rejected by a first-level decision it was notified of on 09/17/2018, against which the Company filed an appeal disposition of which is pending; and (vii) R$ 523 million correspond to a proceeding filed by the subsidiary Gerdau Aços Longos S.A., whose defense was rejected by a first-level decision it was notified of on 11/27/2018, against which the company filed an appeal disposition of which is pending.

The Company’s legal tax advisors have confirmed that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill, which generated the abovementioned proceedings, were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

Some of the decisions obtained at the level of CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence, or not, of alleged illegal acts. The Company was providing information requested by the U.S. Securities and Exchange Commission (SEC). The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters.

The Company believes it is not possible at this time to predict the term  or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Labor Provisions

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2018 of R$ 451 million. None of these processes refers to significant amounts individually, and the lawsuits involve, mainly, labor claims for overtime, nighttime additional, hours in itinere, unhealthy and hazardous conditions, indemnity for occupational accidents, occupational disease and moral damages, among others. The balance of judicial deposits related to labor contingencies, as of December 31, 2018, represented R$ 128 million.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 53 million for these proceedings. Deposits in guaranteed accounts related to these contingencies as of December 31, 2018 amount to almost R$

45 million. Other contingent liabilities with remote possibility of loss, involving uncertainties related to their occurrence, and therefore not included in the contingency reserve, are comprised of:

Antitrust Proceedings

A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers among themselves, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (“Secretaria de Direito Econômico” — SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (“Conselho Administrativo de Defesa Econômica” — CADE) for judgment, which resulted in a fine to the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245 million, updated by the judicial accounting on August 01, 2013 to R$ 418 million)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the lack of a cartel. The suspension of the effects of CADE’s decision was granted by the Court, upon offer of bank guarantee letter. Sentences were handed down for the dismissal of the proceedings and both are at the level of appeals.

As regards the first lawsuit, filed in 2003, that challenges procedural irregularities, the Federal Regional Court of the 1st Circuit rendered an unfavorable decision to the Company. Against said decision, the Company presented appeals directed to the Superior Court of Justice and the STF, disposition of which on admissibility is still pending. As regards the second lawsuit, filed in 2006, that challenges the validity of the judgment made by CADE, the Federal Regional Court of the 1st Circuit rendered an unfavorable decision to the Company. Due to a procedural irregularity and omissions found on the respective decision, the Company filed a motion for clarification, disposition of which is still pending. Regardless of the outcome of these appeals, the Company will continue to seek appropriate legal remedy for the defense of its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$ 234 million. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal advisors.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the institution providing the Company with custodial services (“Custodian”) uses the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2018, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 743.4 million or 3.9% of total paid-in capital of R$ 19,249.1 million.

According to Law 9,457, holders of preferred shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on Ordinary Shares, unless one of three exceptions described in the law holds. Gerdau S.A.’s executive directors presented a proposal at the 2002 shareholders’ meeting, to grant to both ordinary and preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

Under the amendments to the Brazilian Corporate Law, by extending the tag along rights to minority shareholders, the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company’s bylaws to provide for the tag-along rights as described above, the Company now pays the stated minimum dividend of 30% of adjusted net profit (according the section 19 of the Company’s articles of association) to all shareholders, from January 1, 2002 dividends paid to preferred shareholders no longer being subject to a minimum 10% premium over those paid to holders of ordinary shares.

As a general requirement, shareholders who are non-residents of Brazil must have their Brazilian company investments registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred shares underlying the ADSs will be held in Brazil by the Custodian as agent for the Depositary Bank (the “Depositary”). The holder of preferred shares will be the registered holder recorded in the preferred shares register.

Payments of cash dividends and distributions, if any, are made in Brazilian currency to the Custodian, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and deliver the same U.S. dollars to the Depositary for distribution to holders of ADSs. If the Custodian is unable to convert the Brazilian currency received as dividends into U.S. dollars immediately, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any devaluation or depreciation of the Brazilian currency relative to the U.S. dollar that may occur before such dividends are converted and remitted. Dividends in lieu of the preferred shares paid to holders who are not resident in Brazil, including holders of ADSs, are not subject to Brazilian withholding tax.

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

Since 1999, dividends have been paid to holders of the Company’s ordinary and preferred shares in reais and in U.S. dollars translated from reais at the commercial exchange rate on the date of payment. Relevant amounts are described in Item 3 - Key Information - Selected Financial Data.

B.                                    SIGNIFICANT CHANGES

No significant changes to report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                    OFFER AND LISTING DETAILS

Not required.

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

Corporate Governance Practices in Brazil

In 2000, the B3 introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, aimed at encouraging Brazilian companies to follow good corporate governance practices and higher levels of transparency, as required by Brazilian Corporate Law. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

The Company is listed on the Level 1 segment of the B3. To become a Level 1 company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards, including cash flow statements; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers; (v) disclose the terms of the transactions with related parties; (vi) make a schedule of corporate events available to shareholders; and (vii) at least once a year, hold public meetings with analysts and investors.

On March 21, 2011, CVM approved the new text of the Corporate Governance Level 1 Listing Rules of B3 which became effective on May 10, 2011. As of the effective date aforementioned, therefore, the companies listed on Level 1segment of B3 are subject to what has been laid out in the Corporate Governance Level 1 Listing Rules, in accordance with the changes.

In order to be adapted to the changes to the Listing Rules, the companies listed in Level 1 segment must adopt, in addition to the rules, aforementioned, the following provisions within the terms informed below:

a)             Inclusion in the company bylaws of the mandatory minimum clauses set out by B3 no later than: (i) the first Extraordinary General Meeting held 90 (ninety) days after the new Rules entered into force; or (ii) the date on which the company holds its general meeting to approve the financial statements; what happens first.

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

Under the Brazilian Corporate Law, a company is either publicly held, such as Gerdau S.A., or closely held. All publicly held companies must apply for registration with the CVM and are subject to ongoing reporting requirements. A publicly held company may have its securities traded either on the B3 or on the Brazilian over-the-counter markets (Brazilian OTC). The shares of a publicly held company, including Gerdau S.A., may also be traded privately subject to certain limitations established in CVM regulations.

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

In addition to such reporting requirements, the occurrence of certain events also requires disclosure of information to the CVM, the B3, or even the public. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a publicly held company, (ii) the sale of shares representing the transfer of control of a publicly held company and (iii) the occurrence of a material event to the corporation. On March 5, 2002, the CVM issued Instruction N. 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a public held company.

The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by the company’s respective intermediaries. The trading of a company’s securities on the B3 may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the B3 or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law N. 4,131/62 and CMN (Conselho Monetário Nacional) Resolution N. 3,844/10 or as a portfolio investment under CMN Resolution N. 4,373/14 and CVM Instruction N. 325/00, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction No.1,863, as of December 27, 2018. This registration process is undertaken by the investor’s legal representative in Brazil.

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

There are no restrictions on ownership of the Company’s shares by individuals or legal entities domiciled outside Brazil. With certain limited exceptions, under CMN Resolution N. 4,373/14 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized over-the counter markets. Investments and remittances outside of Brazil of gains, dividends, profits or other payments for ordinary and preferred shares are made through the exchange market. See “Exchange Controls” for further information regarding non-Brazilian holders who qualify under CMN Resolution N. 4,373/14.

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

Trading on Exchanges outside Brazil

In addition to the BOVESPA, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2018, 2.8 billion ADRs were traded, a figure 44.9% higher than in 2017, representing a trading volume of $12.3 billion, equivalent to a daily average of $49.2 million.

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

B.                                    MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.3.0052069-6 .

The consolidated by-laws are incorporated by reference hereto as Exhibit 1.1.

The last amendment of the Company’s by-laws was made on April 20, 2018.

Summary of Special Conditions Relating to Directors and Officers

Although the bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere the provisions of Law 6.404/76 (Corporate Law), which regulates corporations in Brazil, and also observes the rules of the Brazilian Stock Exchange Commission (CVM) and the São Paulo Stock Exchange (B3).

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

Regarding the decision on director’s compensation, the bylaws of the Company state that the shareholders are in charge of defining the global remuneration of the administrators (member of the board of directors and executive officers) and the board of directors is in charge of fixing the individual remuneration of directors and officers (article 6, letter “m” and “n” of the bylaws).

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

Bonds —  The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Finance Inc. and Gerdau Trade Inc., has issued bonds due on 2020, 2021, 2023, 2024, 2027 and 2044The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2018, the outstanding balance of these bonds was R$ 10 billion.

Debenture —  The Company concluded in 2018, the issuance of debentures with maturity of 4 years. On December 31, 2018, the outstanding balance of these debentures was R$ 1.5 billion.

GGWCF — In October 2017, the Company concluded the roll-over and reduction of its senior unsecured working capital facility in the amount of US$ 800 million.  The facility is divided into two tranches: US$ 200 million for Gerdau’s North American subsidiaries and US$ 600 million for Gerdau’s Latin American subsidiaries. On December 31, 2018, the outstanding loans under this line totaled US$ 50 million (R$ 194 million).

BNDES — In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau S.A.) entered into a credit line with BNDES in the total amount of R$ 1.5 billion, bearing an interest rate of TJLP + 2.16% per annum when drawn. On December 31, 2018 the outstanding amount was R$ 253.7 million.

In December 2012, the subsidiary Gerdau Açominas S.A. obtained a committed credit line with BNDES in the total amount of R$776.6 million for the Plate and Steckel Mill project.  The funds are disbursed as the subsidiary carries out its own investment plans and submit to BNDES evidence of completion.  The interest rate for this credit line is determined at the time of each disbursement and is composed by TJLP and exchange rate + 2.16% a year.  The outstanding balance of this transaction was R$117.6 million million as of December 31, 2018.

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the B3. Until March 2000, this mechanism was known as Annex IV Regulations, in reference to the Annex IV of CMN Resolution N. 1,289/87 (“Annex IV Regulations”). Currently, this mechanism is regulated by CMN Resolution N. 4,373/14 and CVM Instruction N. 560/15.

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

CMN Resolution N. 4,373/14, that revoked CMN Resolution N. 1,927/92 of the National Monetary Council (which was the Amended and Restated Annex V to CMN Resolution N. 1,289/87), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADSs have been approved under the applicable law by the Central Bank and the CVM, the proceeds from the sale of the ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be subject to a specific tax treatment. According to CMN Resolution N. 4,373/14, are subject to concurrent exchange operations or international transfers in Brazilian Reais, without effective delivery of resources and whether prior authorization of the Central Bank of Brazil, the application of non-resident investor through the mechanism of Depositary Receipts may be transferred to other foreign investments mechanisms, with due regard to the conditions set forth by the Central Bank and by the CVM.

Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the Preferred ADSs (“Depositary”) and Itaú Unibanco S.A. (“Custodian”) on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Preferred ADSs into foreign currency and remit the proceeds abroad. Subject to the provisions set forth in Annex V Regulations, holders of preferred ADSs may exchange such ADSs for the underlying Preferred Shares. In this event, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

The Registered Capital for Preferred Shares that are withdrawn upon surrender of Preferred ADSs will be the U.S. dollar equivalent to (i) the average price of the Preferred Shares on the BOVESPA on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Foreign Exchange rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Thereafter, unless the Preferred Shares are held pursuant to CMN Resolution N. 4,373/14 or to Law N. 4,131/62 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of Preferred ADSs.

Restrictions on the remittance of foreign capital overseas could hinder or prevent the Custodian, as custodian for the Preferred Shares represented by Preferred ADSs, or holders who have exchanged Preferred ADSs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of Preferred ADSs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Preferred ADSs.

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

E. TAXATION

The following summary contains a description of the main Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares, preferred shares and ADSs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this summary deals only with holders of common shares, preferred shares or ADSs as capital assets (generally, property held for investment) and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a person that will hold common shares, preferred shares or ADSs in a hedging transaction or as a position in a “straddle”, “conversion transaction” or other integrated transaction for tax purposes, a person that has a “functional currency” other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a person that owns or is treated as owning 10% or more of the total combined voting power of the Company’s voting stock or 10% or more of the total value of the Company’s stock. Prospective purchasers of common shares, preferred shares or ADSs should consult their own tax advisors as to the personal tax consequences of their investment, which may vary for investors in different tax situations. The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Such authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares, preferred shares or ADSs. This summary is also based upon the representations of the Depositary (as defined below) and on the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares, preferred shares or ADSs by a holder that is not resident or domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holder”).

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

Income tax

Dividends

Dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, preferred shares or ADSs, are currently exempt from income tax in Brazil, as provided by art. 10 of Federal Law no. 9,249, of December 26, 1995.

Despite the fact that this exemption is currently in force, news released by the press claim that the government that recently took office intends to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that would be followed by a reduction of the overall income tax burden borne by said companies. The Brazilian authorities have not yet made a binding statement on the matter, either through the enactment of a provisional measure, or through a draft bill submitted to the Brazilian National Congress. For this reason, it is not yet possible to anticipate the exact terms of the intended taxation. In any case, in order to become effective, such changes in the Brazilian tax legislation would have to be discussed and approved by the Brazilian National Congress, and would only become effective as of January 1, 2020, at the earliest.

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

Although the Brazilian legislation currently in force allows payments of interest on shareholders’ equity, news released by the press claim that the government that recently took office intends to revoke such incentive, a measure that would be followed by a reduction of the overall income tax burden borne by said companies, as mentioned above.

In any event, since no rules have been enacted (or no binding statements have been made) on the matter, there is no immediate prospect that any said kind of change in the Brazilian tax legislation enters into force.

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

As far as ADSs are concerned, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder on the disposition of ADSs are not taxed in Brazil, based on the argument that ADSs are not “assets located in Brazil” for purposes of Article 26 of Federal Law no. 10,833/03. We cannot assure you, however, that Brazilian tax authorities or Brazilian tax courts will agree with this interpretation. Accordingly, in the event that ADSs are deemed to be “assets located in Brazil” for purposes of Article 26 of Federal Law no. 10,833/03, gains realized on a disposition of ADSs by a Non-Resident Holder will be subject to withholding income tax in Brazil, according to the rules described below.

In general, gains realized on the disposition of common or preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and the cost of acquisition of the shares disposed of, measured in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank. Notwithstanding, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

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

Gains realized by a Non-Resident Holder on a disposition of common or preferred shares (or ADSs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. As from January 1, 2017, in accordance with Article 21 of Federal Law no. 8,981, of January 20, 1995, as amended by Federal Law no. 13,259, of March 16, 2016, capital gains realized by resident individuals are taxable at progressive rates in brackets that vary from 15% to 22,5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17,5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not R$ 30 million; and (iv) 22,5% on gains exceeding R$ 30 million. In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains it realize on the disposition of said assets will be taxable at the fixed rate of 25% (please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept).

Gains related to transactions carried out outside the Brazilian stock exchanges, but on a Brazilian non-organized over-the-counter market with intermediation, are also subject to the withholding income tax of 0.005%, which can be offset against income tax due on any capital gain realized on the transaction.

In the event of a redemption of common or preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the respective common or preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore will be subject to income tax at a rates described in the previous paragraphs.

Any exercise of preemptive rights relating to the common or preferred shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to common shares, preferred shares or ADSs will be subject to Brazilian income tax according to the same rules described above.

A Non-Resident Holder of ADSs may cancel such ADSs and exchange them for common or preferred shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment before the Brazilian Central Bank, and as long as ADSs are not deemed “assets located in Brazil”.

The deposit of common or preferred shares by a Non-Resident Holder in exchange for ADSs may trigger Brazilian income tax on the capital gain presumably realized, in accordance with the rates mentioned above. There are grounds to maintain, however, that such transaction should not trigger Brazilian income tax, provided that the appropriate rules are complied with in connection with the registration of the transaction before the Brazilian Central Bank.

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

The same Federal Law no. 9,430/96, as amended by Federal Law no. 11,727, of June 23, 2008, also sets forth the concept of “Privileged Tax Regimes”; said regimes are also expressly listed by Normative Ruling no. 1,037/10. Notwithstanding, the mentioned concept does not seem relevant for purposes of determining the tax treatment applicable to investments made by Non-Resident Holders of common shares, preferred shares and ADSs, although one cannot completely disregard the risk that tax authorities argue otherwise.

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

Other Brazilian Taxes

There are no specific Federal Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common or preferred shares or ADSs, except for gift and inheritance taxes that may be imposed by Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common or preferred shares or ADSs.

ADSs.

United States Tax Considerations

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADSs by a U.S. holder (as defined below) holding such shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.. This summary does not the federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. U.S. holders are urged to consult their own tax advisers regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the total combined voting power of the Company’s voting stock or 10% or more of the total value of the Company’s stock, investors that hold the Preferred Shares or Preferred ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used herein, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is not a U.S. holder or a partnership.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Preferred Share or Preferred ADS, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of Preferred Shares or Preferred ADSs.

Nature of Preferred ADSs for U.S. Federal Income Tax Purposes

The following summary assumes that the representations contained in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a holder of a Preferred ADS will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADSs, and Preferred ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

For purposes of the following summary, any reference to Preferred Shares shall be understood to also include reference to the Preferred ADSs, unless otherwise noted.

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

The gross amount of any dividend on a Preferred Share (which will include the amount of any Brazilian taxes withheld, if any) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. In the case of a Preferred Share, but not a Preferred ADS, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend. In the case of a dividend received in respect of a Preferred ADS, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

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

The Preferred ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2017 taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

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

U.S. holders should be aware that the IRS has expressed concern that parties by whom ADSs are held or to whom they are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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

Non-U.S. holders

A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred Share unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other taxable disposition and certain other conditions are met. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

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

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of the Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Preferred Shares.

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

Foreign currency sensitivity analysis

As of December 31, 2018, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt, in order to represent the impact on its Statements of Income. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 113,445 thousands (R$ 129,209 thousands as of December 31, 2017, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 55,959 thousands as of December 31, 2018 (R$ 54,908 thousands as of December 31, 2017) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2018, totals R$ 461,595 thousands (R$ 369,176 thousands as of December 31, 2017) and the variation in the price of raw materials and other inputs totals R$ 296,234 thousands as of December 31, 2018 (R$ 234,239 thousands as of December 31, 2017). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    DEBT SECURITIES

Not applicable.

B.                                    WARRANTS AND RIGHTS

Not applicable.

C.                                    OTHER SECURITIES

Not applicable.

D.                                    AMERICAN DEPOSITARY SHARES

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs are equivalent to one preferred share of Gerdau S.A (GGBR4).

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2018, the depositary reimbursed the Company in the amount of USD 3.25mm gross ($2,275,000 net of withholding taxes).

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

The fees that ADS holders may be required to pay or incur are the following:

Depository Service	Fee payable by ADS holder

Transferring, splitting or grouping receipts	$1.50 per transfer of ADSs

Depositary services	$0.05 or less per ADS

Withdrawal or deposit/issuance and cancellations of shares underlying ADSs	$5.00 or less per 100 ADSs

Cash distributions	$0.05 or less per ADS

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2018, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck, the Chief Financial Officer and Executive Vice President, Harley Lorentz Scardoelli, the Accounting Director, Clemir Uhlein and the Corporate Communication & Public Affairs Director, Renato Gasparetto Junior. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Please see Exhibits 12.01 and 12.02 for the certifications required by this Item

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2018, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2018.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were KPMG for the years ended on December 31, 2018 and December 31, 2017:

	2018	2017
Audit fees	7,068	8,751
Audit-related fees	—	—
All other fees	36	715
Total	7,104	9,466

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

Audit-related fees are for assurance and related services, such as due diligence services traditionally performed by an external auditor related to acquisitions, as well as compliance services on accounting standards and transactions.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December, 12, 2018 Gerdau S.A. announced to the market that it has concluded the acquisition by the Company of shares of its own issue.

Purposes: (i) to meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, (ii) held in treasury, (iii) cancellation or (iv) subsequent sale on the market.

The acquisitions were carried out supported from its existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction.

Number of shares acquired: 6,000,000 preferred shares (GGBR4), representing in aggregate approximately 0.57% of the preferred shares comprising the free-float, which on October 31, 2018 totaled 1,048,257,933 shares.

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

ITEM 19.                                         FINANCIAL STATEMENTS AND EXHIBITS

(a)                                 Financial Statements

(b)                                 List of Exhibits

1.01	Bylaws of Gerdau S.A.±

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

2.(a)(2)

Further Amended and Restated Deposit Agreement dated as of March 22, 2019, among the Company, JPMorgan Chase Bank,, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. *

2(b)(1)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

11.01	Code of Ethics*****

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

23.01	Consent of KPMG Auditores Independentes±

23.02	Consent of PricewaterhouseCoopers Auditores Independentes±

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

* Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-230439), filed with the Securities and Exchange Commission on March 22, 2019.

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

± Filed herewith.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

	By:	/s/ Harley Lorentz Scardoelli
	Name:	Harley Lorentz Scardoelli
Dated: March 28, 2019	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2018 and 2017

and for each of the three years in the period

ended December 31, 2018

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gerdau S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

We have served as the Company’s auditor since 2017.

KPMG Auditores Independentes

Porto Alegre, Brazil
March 28, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Gerdau S.A.

In our opinion, the accompanying consolidated statements of income/(loss), of comprehensive income/(loss), of changes in equity and of cash flows for the year ended December 31, 2016 present fairly, in all material respects, the results of operations and cash flows of Gerdau S.A. and its subsidiaries for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil, March 14, 2017

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2018 and 2017
In thousands of Brazilian reais (R$)

	Note	2018	2017
CURRENT ASSETS
Cash and cash equivalents	4	2,890,144	2,555,338
Short-term investments	4	459,470	821,518
Trade accounts receivable - net	5	3,201,656	2,798,420
Inventories	6	9,167,689	6,701,404
Tax credits	7	527,428	402,429
Income and social contribution taxes recoverable		445,561	487,633
Unrealized gains on financial instruments	15	30,711	—
Assets held for sale		—	3,745,634
Other current assets		780,423	469,737
		17,503,082	17,982,113

NON-CURRENT ASSETS
Tax credits	7	32,065	30,841
Deferred income taxes	8	3,874,054	3,054,393
Unrealized gains on financial instruments	15	2,706	—
Related parties	18	27,939	51,839
Judicial deposits	17	2,135,414	2,051,181
Other non-current assets		449,592	542,973
Prepaid pension cost	19	17,952	1,149
Advance for future investment in joint venture		375,456	—
Investments in associates and joint ventures	9	1,367,802	1,280,299
Goodwill	11	9,112,390	7,891,142
Other Intangibles	12	836,096	972,089
Property, plant and equipment, net	10	15,546,481	16,443,742
		33,777,947	32,319,648

TOTAL ASSETS		51,281,029	50,301,761

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2018 and 2017
In thousands of Brazilian reais (R$)

	Note	2018	2017
CURRENT LIABILITIES
Trade accounts payable		4,119,057	3,179,954
Short-term debt	13	1,822,183	2,004,341
Debentures		2,755	—
Taxes payable	16	351,545	284,101
Income and social contribution taxes payable		395,682	70,242
Payroll and related liabilities		588,627	443,859
Dividends payable		169,616	—
Employee benefits	19	157	253
Environmental liabilities	20	60,419	21,928
Unrealized losses on financial instruments	15	5,245	—
Liabilities held for sale		—	1,084,032
Other current liabilities		988,967	625,410
		8,504,253	7,714,120

NON-CURRENT LIABILITIES
Long-term debt	13	11,545,658	14,457,315
Debentures	14	1,536,118	47,928
Related parties	18	1,350	—
Deferred income taxes	8	118,368	82,686
Unrealized losses on financial instruments	15	—	1,267
Provision for tax, civil and labor liabilities	17	770,305	827,883
Environmental liabilities	20	72,228	63,263
Employee benefits	19	1,356,560	1,424,611
Obligations with FIDC	21	938,526	1,135,077
Other non-current liabilities		499,092	653,670
		16,838,205	18,693,700

EQUITY	22
Capital		19,249,181	19,249,181
Treasury stocks		(280,426)	(76,085)
Capital reserves		11,597	11,597
Retained earnings		4,806,089	3,315,374
Transactions with non-controlling interests without change of control		(2,870,825)	(2,870,831)
Other reserves		4,814,988	4,015,965
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		25,730,604	23,645,201

NON-CONTROLLING INTERESTS		207,967	248,740

EQUITY		25,938,571	23,893,941

TOTAL LIABILITIES AND EQUITY		51,281,029	50,301,761

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

for the years ended December 31, 2018, 2017 and 2016

In thousands of Brazilian reais (R$)

	Note	2018	2017	2016

NET SALES	24	46,159,478	36,917,619	37,651,667

Cost of sales	29	(40,010,100)	(33,312,995)	(34,187,941)

GROSS PROFIT		6,149,378	3,604,624	3,463,726

Selling expenses	29	(570,431)	(524,965)	(710,766)
Impairment loss on trade receivables	29	(9,914)	—	—
General and administrative expenses	29	(1,082,449)	(1,129,943)	(1,528,262)
Other operating income	29	235,421	260,618	242,077
Other operating expenses	29	(270,413)	(168,887)	(114,230)
Impairment of non-financial assets	28	—	(1,114,807)	(2,917,911)
Gains and losses on assets held for sale and sales of interest in subsidiaries	3.4	(414,507)	(721,682)	(58,223)
Reversal of provision for tax liabilities, net	17	—	929,711	—
Equity method investees	9	10,141	(34,597)	(12,771)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		4,047,226	1,100,072	(1,636,360)

Financial income	30	204,000	226,615	252,045
Financial expenses	30	(1,579,341)	(1,726,284)	(2,010,005)
Bonds Repurchases expenses	30	(223,925)	—	—
Exchange variations, net	30	(322,621)	(4,057)	851,635
Reversal of interest on provision for tax liabilities, net	17	—	369,819	—
Gains and losses on derivative financial instruments, net	30	32,092	(9,441)	(38,930)

INCOME (LOSS) BEFORE TAXES		2,157,431	(43,276)	(2,581,615)

Current	8	(629,209)	(313,758)	(110,511)
Deferred	8	798,160	18,367	(193,803)
Income and social contribution taxes		168,951	(295,391)	(304,314)

NET INCOME (LOSS)		2,326,382	(338,667)	(2,885,929)

ATTRIBUTABLE TO:
Owners of the parent		2,303,868	(359,360)	(2,890,811)
Non-controlling interests		22,514	20,693	4,882
		2,326,382	(338,667)	(2,885,929)

Basic earnings/(loss) per share - preferred and common - (R$)	23	1.35	(0.21)	(1.70)

Diluted earnings/(loss) per share - preferred and common - (R$)	23	1.34	(0.21)	(1.70)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
for the years ended December 31, 2018, 2017 and 2016
In thousands of Brazilian reais (R$)
	2018	2017	2016
Net income (loss) for the year	2,326,382	(338,667)	(2,885,929)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	125,719	(16,745)	(251,195)
Cumulative translation adjustment	2,399,725	409,280	(5,036,586)
Recycling of cumulative translation adjustment to net income	(811,276)	(76,430)	(1,237,175)
Unrealized (Losses) Gains on net investment hedge	(1,491,534)	(148,560)	1,679,312
Cash flow hedges
Unrealized Gains (Losses) on Financial Instruments, net of tax	11,947	(11,364)	212
	234,581	156,181	(4,845,432)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	152,345	(115,880)	(42,181)
	152,345	(115,880)	(42,181)

Other comprehensive income (loss), net of tax	386,926	40,301	(4,887,613)

Total comprehensive income (loss) for the year, net of tax	2,713,308	(298,366)	(7,773,542)

Total comprehensive income/(loss) attributable to:
Owners of the parent	2,668,728	(325,260)	(7,743,624)
Non-controlling interests	44,580	26,894	(29,918)
	2,713,308	(298,366)	(7,773,542)

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2018, 2017 and 2016

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Transactions with non-controlling interests without change of control	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2016	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net loss	—	—	—	—	—	—	(2,890,811)	—	—	—	—	—	—	(2,890,811)	4,882	(2,885,929)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	1,678,852	239	(6,489,813)	(42,091)	—	(4,852,813)	(34,800)	(4,887,613)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(2,890,811)	—	1,678,852	239	(6,489,813)	(42,091)	—	(7,743,624)	(29,918)	(7,773,542)
Stock option expenses recognized in the year	—												51,230	51,230	184	51,414
Treasury stocks	—	(95,343)	—	—	—	—	—	—	—	—	—	—	—	(95,343)	(27)	(95,370)
Stock option exercised during the year	—	10,461	—	—	—	(4,965)	—	—	—	—	—	—	—	5,496	64	5,560
Assignment of preferred shares	—	369,499	—	—	—	(163,699)	—	—	—	—	—	—	—	205,800	—	205,800
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	4,153	—	—	—	—	—	4,153	(6,405)	(2,252)
Destination of net income proposed to the shareholders
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(2,890,811)	2,890,811	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(85,377)	—	—	—	—	—	—	—	(85,377)	(1,963)	(87,340)
Balance as of December 31, 2016 (Note 22)	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	—	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653
2017 Changes in Equity
Net loss	—	—	—	—	—	—	(359,360)	—	—	—	—	—	—	(359,360)	20,693	(338,667)
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(148,548)	(11,351)	309,385	(115,386)	—	34,100	6,201	40,301
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	(359,360)	—	(148,548)	(11,351)	309,385	(115,386)	—	(325,260)	26,894	(298,366)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	5,633	5,633	15	5,648
Stock option exercised during the year	—	22,661	—	—	—	(3,011)	—	—	—	—	—	—	—	19,650	32	19,682
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	2,504	—	—	—	—	—	2,504	(21,698)	(19,194)
Destination of net income proposed to the shareholders
Absorption of net loss proposed to the shareholders	—	—	—	—	—	(359,360)	359,360	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	(85,462)	—	—	—	—	—	—	—	(85,462)	(3,020)	(88,482)
Balance as of December 31, 2017 (Note 22)	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	—	(2,870,831)	(4,552,984)	4,972	8,841,450	(472,458)	194,985	23,645,201	248,740	23,893,941
Effects of IFRS 9 adoption, net of taxes	—	—	—	—	—	—	—	—	—	(32,353)	—	—		(32,353)	(34)	(32,387)
Adjusted Balance as of January 1, 2018 (Note 22)	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	—	(2,870,831)	(4,552,984)	(27,381)	8,841,450	(472,458)	194,985	23,612,848	248,706	23,861,554
2018 Changes in Equity
Net income	—	—	—	—	—	—	2,303,868	—	—	—	—	—	—	2,303,868	22,514	2,326,382
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(1,491,274)	11,817	1,692,162	152,155	—	364,860	22,066	386,926
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	2,303,868	—	(1,491,274)	11,817	1,692,162	152,155	—	2,668,728	44,580	2,713,308
Assignment of preferred shares	—	11,622	—	—	—	7,362	—	—	—	—	—	—	—	18,984	—	18,984
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(35,836)	(35,836)	(97)	(35,933)
Treasury stocks	—	(243,396)												(243,396)	(327)	(243,723)
Effects of IAS29 adoption in the subsidiary of Argentina	—	—	—	—	—	—	—	—	—	—	502,352	—	—	502,352	5,535	507,887
Stock option exercised during the year	—	27,433	—	—	—	(4,156)	—	—	—	—	—	—	—	23,277	77	23,354
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	6	—	—	—	—	—	6	(85,483)	(85,477)
Complementary Dividends	—	—	—	—	—	(51,020)	—	—	—	—	—	—	—	(51,020)	—	(51,020)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	115,193	—	—	(115,193)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	17,051	—	(17,051)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	1,406,285	(1,406,285)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(765,339)	—	—	—	—	—	—	(765,339)	(5,024)	(770,363)
Balance as of December 31, 2018 (Note 22)	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	—	(2,870,825)	(6,044,258)	16,789	11,035,964	(320,303)	159,149	25,730,604	207,967	25,938,571

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2018, 2017 and 2016

In thousands of  Brazilian reais (R$)

	Note	2018	2017	2016

Cash flows from operating activities
Net income (loss) for the year		2,326,382	(338,667)	(2,885,929)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	1,891,814	2,092,551	2,535,955
Impairment of Assets	28	—	1,114,807	2,917,911
Equity method investees	9	(10,141)	34,597	12,771
Exchange variation, net	30	322,621	4,057	(851,635)
(Gains) Losses on financial instruments, net	30	(32,092)	9,441	38,930
Post-employment benefits		189,603	192,724	229,767
Stock based compensation		41,186	35,576	46,683
Income tax	8	(168,951)	295,391	304,314
Gains on disposal of property, plant and equipment		(41,109)	(69,510)	(43,340)
Results in operations with subsidiaries	3.4	414,507	721,682	58,223
Impairment loss on trade receivables	5	9,914	18,342	68,781
Provision for tax, labor and civil claims	17	(56,409)	(110,281)	347,882
Reversal of contingent liabilities, net	17	—	(929,711)	—
Interest income on short-term investments		(49,745)	(75,387)	(107,980)
Interest expense on loans	30	1,177,686	1,323,448	1,540,797
Reversal of monetary update of contingent liabilities, net	17	—	(369,819)	—
Interest on loans with related parties	18	(545)	(95)	2,457
Provision (Reversal) for net realisable value adjustment in inventory	6	8,228	(20,195)	(31,492)
		6,022,949	3,928,951	4,184,095
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		71,631	(54,690)	64,805
(Increase) Decrease in inventories		(2,427,473)	(1,269,455)	794,591
Increase in trade accounts payable		900,388	800,164	110,466
Increase in other receivables		(118,988)	(371,745)	(275,938)
Decrease in other payables		(1,160,626)	(56,909)	(287,487)
Dividends from joint ventures		55,357	40,644	124,495
Purchases of trading securities		(1,512,123)	(2,390,104)	(880,436)
Proceeds from maturities and sales of trading securities		1,629,595	2,905,411	1,089,972
Cash provided by operating activities		3,460,710	3,532,267	4,924,563

Interest paid on loans and financing		(1,162,364)	(1,330,116)	(1,240,165)
Income and social contribution taxes paid		(298,663)	(126,023)	(168,032)
Net cash provided by operating activities		1,999,683	2,076,128	3,516,366

Cash flows from investing activities
Purchases of property, plant and equipment	10	(1,194,934)	(873,329)	(1,323,891)
Proceeds from sales of property, plant and equipment, investments and other intangibles		4,021,251	554,457	308,694
Purchases of other intangibles	12	(67,388)	(37,939)	(54,044)
Advance for future investment in joint venture		(375,456)	—	—
Capital increase in joint venture		—	(178,670)	—
Net cash provided (used) in investing activities		2,383,473	(535,481)	(1,069,241)

Cash flows from financing activities
Purchase of treasury shares		(243,396)	—	(95,343)
Dividends and interest on capital paid		(599,099)	(86,386)	(85,962)
Proceeds from loans and financing		2,560,789	3,265,860	2,455,371
Repayment of loans and financing		(6,000,433)	(7,241,401)	(4,605,406)
Intercompany loans, net		25,755	5,797	(6,492)
Net cash used in financing activities		(4,256,384)	(4,056,130)	(2,337,832)

Exchange variation on cash and cash equivalents		208,034	7,438	(693,990)

Increase (Decrease) in cash and cash equivalents		334,806	(2,508,045)	(584,697)
Cash and cash equivalents at beginning of year		2,555,338	5,063,383	5,648,080
Cash and cash equivalents at end of year		2,890,144	2,555,338	5,063,383

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 28, 2019.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2018.

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

b) Investments in Joint ventures and Associate companies

Joint ventures are those in which the control is held jointly by the Company and one or more partners. An associate company is one in which the Company exercises significant influence, but over which it does not have control. Investments in joint ventures and associate companies are recorded under the equity accounting method.

c) Equity Method

According to this method, investments are recognized in the consolidated balance sheet at acquisition cost and are adjusted subsequently based on the Company’s share in the earnings and in other changes in the net assets of the Associates and Joint Ventures. The balances of the investments can also be reduced due to impairment losses. Furthermore, dividends received from these companies are recorded as reductions in the value of the investments.

2.2 —Foreign Currency Translation

a) Functional and Reporting Currency

The functional currency of an entity is the currency of the primary economic environment where it operates. The Consolidated Financial Statements are presented in Brazilian Reais (R$), which is the functional and reporting currency of the Company. All balances were rounded to the nearest thousand, unless otherwise stated.

b) Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the functional currency of the Company and the reporting currency of its Consolidated Financial Statements, at the exchange rates at the dates of the transactions.

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

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Other reserves - Cumulative translation adjustment”; and

iv)   The amounts presented in the cash flow are extracted from the converted changes in assets, liabilities and results.

d) Hyperinflation in Venezuela

Venezuela is considered a hyperinflationary economy and, for this reason, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela. The exchange rate used to translate the Venezuela subsidiary financial statements from local currency (Sovereign Bolivar in 2018 and Strong Bolivar in 2017) to Real considers the local exchange rate known as SIMADI (Sistema Marginal de Divisas), which is used in conversions from Strong Bolivar to American Dollar as a reference to local currency translation into Real. This rate is equivalent to 164.70 Sovereign Bolivars each 1 Real as of December 31, 2018 (1,011.19 Strong Bolivar to each 1 Real as of December 31, 2017).

d) Hyperinflation in Argentina

In July 2018, considering that the accumulated inflation in the last three years in Argentina was over 100%, the application of the Financial Reporting in Hyperinflationary Economies (IAS 29) is now required. In accordance with IAS 29, non-monetary assets and liabilities, Equity and the statement of income of subsidiaries operating in highly inflationary economies are adjusted by the change in the Consumer price index of the currency. As a result of that, the Company applied the concepts of IAS 29 to its subsidiaries in Argentina. The non-monetary assets and liabilities recorded at historical cost and the Equity of the subsidiaries in Argentina were updated for inflation. The statements of income for the year ended on 2017, and the respective balance sheets of the subsidiaries in Argentina, were not restated.

The impacts of hyperinflation resulting from changes in general purchasing power up to June, 30 2018 were reported as equity adjustment and the impacts of changes in general purchasing power as from July 1, 2018 were reported as financial result in the statements of income of the Company. As a result of the above effects as of December 31, 2018, the Company recognized R$ 507,887 in its equity, net of tax effects, and in its consolidated statements of income, the amounts of R$ (38,105) in the financial result, and R$ (29,455) in the net income of the year.

2.3 - Financial Assets

At initial recognition, a financial asset is classified as measured at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income. Financial assets are not reclassified subsequent to initial recognition, unless the Company changes the business model for the management of financial assets. The Company performs an evaluation of the business model objective in which a financial asset is held in the portfolio because this better reflects the way in which the business is managed.

a) Financial assets at amortized cost

These assets are measured subsequently to initial recognition at the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized directly in income. Any gain or loss on derecognition is recognized on statement of income.

b) Financial assets measured at fair value through profit or loss

These assets are measured subsequently to initial recognition at the  fair value. The net result, including interest, is recognized directly in income.

c) Financial assets measured at fair value through other comprehensive income

These assets are measured subsequently to initial recognition at  fair value. Interest income calculated using the effective interest method, exchange gains and losses and impairment are recognized in the statement of income. Other net results are recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the statement of income.

d) Impairment of financial assets

The Company measures the allowance for doubtful accounts in an amount equal to the Expected credit loss. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The provision for credit risks was calculated based on the credit risk analysis, which includes the historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for the debts and the evaluation of the legal advisors and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect expected credit losses, which will be determined based on probabilities weighted. The Company presents the impairment of the financial assets (Provision for credit risk) in the Statement of Income and in the line of Impairment loss on trade receivables.

e) Derecognition

The Company derecognizes a financial asset when expire the contractual rights of the cash flows of the asset, or when the Company transfers the contractual rights of that cash flows in a transaction in which substantially all the risks and benefits of the financial asset are transferred or in which the Company neither transfers nor maintains substantially all the risks and benefits of the financial asset and also does not retain control over the financial asset.

f) Compensation

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

g) Financial Instruments — Accounting Policy applicable as from January 1st, 2018

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss: it is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and its contractual terms generate, at specific dates, cash flows that are related only to payment of principal and interest on the outstanding principal amount.

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as measured at fair value through profit or loss: it is maintained within a business model whose objective is achieved both by receipt of contractual cash flows and sale of financial assets; and its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the outstanding principal amount. In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in other comprehensive income. This choice is made investment by investment.

The Company performs an evaluation of the business model objective in which a financial asset is held in the portfolio because this better reflects the way in which the business is managed and the information is provided to Management. The information considered includes: the policies and objectives stipulated for the portfolio and the practical operation of those policies. They include the question of whether Management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected outflows of cash, or the realization of cash flows through the sale of assets; how the performance of the portfolio is evaluated and reported to the Company’s Management; the risks that affect the performance of the business model (and the financial asset held in that business model) and the manner in which those risks are managed; the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and their expectations about future sales.

h) Evaluation on whether contractual cash flows are only payments of principal and interest

For the purposes of this valuation, the ‘principal’ is defined as the fair value of the financial asset at the initial recognition. ‘Interest’ is defined as a consideration for the time value of money and for the credit risk associated with the principal amount outstanding over a given period of time and for the other underlying risks and costs of borrowing (e.g. liquidity risk and costs administrative costs), as well as a profit margin.

The Company considers the contractual terms of the instrument to assess whether contractual cash flows are only principal and interest payments. This includes assessing whether the financial asset contains a contractual term that could change the timing or value of the contractual cash flows so that it would not meet that condition. In making this assessment, the Company considers: contingent events that modify the value or the time of cash flows; terms that may adjust the contractual rate, including variable rates; the prepayment and the extension of the term; and terms that limit the Company’s access to cash flows of specific assets (for example, based on the performance of an asset).

The prepayment is consistent with the principal and interest payments criterion if the prepayment amount represents, for the most part, unpaid principal and interest amounts on the outstanding principal amount - which may include additional compensation the early termination of the contract.

i) Financial assets — Accounting Policy applicable before January 1st, 2018

The Company classified the financial assets in the following categories: loans and receivables; financial assets measured at fair value through profit or loss. Financial assets classified as loans and receivables used amortized cost by the effective interest method as a measurement, and financial assets measured at fair value through profit or loss were measured at fair value and changes in fair value, including interest or dividend income, and were recognized in profit or loss.

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

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, monetarily adjusted when applicable, less depreciation, except for land, which is not depreciated. The Company recognizes monthly to the construction costs of qualified assets, which are assets that, necessarily, require a substantial period of time to be finished for its intended use, the borrowing costs as part of the acquisition cost of the property, plant and equipment under construction based on the following capitalization criteria: (a) the capitalization period begins when the property, plant and equipment item is under construction in process and the capitalization of borrowing costs ceases when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans for the acquisition of property, plant and equipment; (c) borrowing costs capitalized do not exceed the interest expenses during the capitalization period; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

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

2.6 — Goodwill

Goodwill represents the excess of the acquisition cost over the fair value net of the assets acquired, liabilities assumed and identifiable contingent liabilities of a subsidiary, joint venture, or associate company, at the respective acquisition date.

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

Goodwill that forms part of the carrying amount of an investment in an associate or a joint venture is not separately recognized. The entire carrying amount of the investment in associate or joint venture is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, including impairment indicators described in IFRS 9.

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

2.9 — Financial Liabilities and Equity Instruments

a) Financial liabilities

Financial liabilities are classified as amortized cost or at fair value through profit or loss. A financial liability is classified as fair value through profit or loss if it is classified as held for trading, it is a derivative or it is designated as such at initial recognition. Financial liabilities measured at fair value through profit or loss are measured at fair value and the net result, including interest, is recognized in the income statement. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense, exchange gains and losses are recognized in income.

b) Derecognition

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. In the derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the income statement.

c) Derivative Instruments and hedging

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

The Company assesses, both at the beginning of hedge coverage and on an ongoing basis, whether the derivatives used in hedge transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. When a cash flow hedge instrument is sold, terminated, expired or exercised, the hedge is discontinued prospectively, but the cumulative unrealized gain or loss is recognized in the comprehensive income statement. The cumulative gain and loss is transferred from the comprehensive income and recognized in the income statement when the hedged transaction is recognized in the statement of income. When no more than one transaction is expected to occur, the accumulated gain or loss is immediately transferred to the income statement. In cases of net investment hedges, the amount recorded in the statement of comprehensive income is written off and recognized in the statement of income when the disposal of the hedged investment occurs. In addition, changes in the fair value of financial instruments not characterized as hedges are recognized in the line of (Loss) Gains on financial instruments, net, in the statement of income.

d) Equity instruments

The equity component is initially recognized by the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

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

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred income tax and social contribution are recognized in its total on the differences generated between assets and liabilities recognized for tax purposes and corresponding to amounts recognized in the Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the balance sheet date and applicable when the respective income and social contribution taxes is paid. Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which the temporary differences can be used and tax losses can be compensated.

Deferred tax assets recorded for tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Board of Directors of the Company and its subsidiaries, when applicable. These studies consider historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. Other deferred tax assets arising from temporary differences, mainly tax provision, are recognized according to their estimate of realization. Deferred income tax and social contribution assets are reviewed at each reporting date and will be reduced to the extent that their realization is not more likely than not based on future taxable income.

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

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, the Company and its actuarial uses other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

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

2.14 — Dividends and Interest on equity

Dividend payments are recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. required dividends of not less than 30% of the annual net income adjusted by 5% representing the constitution of legal reserve, and the constitution of tax incentives reserve; therefore, Gerdau S.A. records a liability at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 — Revenue Recognition

Net sales are presented net of taxes and discounts. Revenues from sales of products are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The related costs of freight are included in cost of sales.

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

2.17 - Use of Judgements and Estimates

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

The Company’s segments are as follows: Brazil Operations (includes operations of steel and iron ore in Brazil, except Special Steel), North America Operations (includes all operations in North America, including the joint venture in Mexico and associate company in Mexico, with the exception of Special Steel), South America Operations (includes all operations in South America, except Brazil and includes the Joint venture in Dominican Republic and Colombia) and Special Steel Operations (including special steel operations in Brazil and in the United States and the joint venture in Brazil).

2.20 — Earnings per Share

The tables presented in note 23 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments considered antidilutive that should be excluded from the calculation of diluted EPS.

The calculation of basic EPS has been based on the profit attributable to shareholders and weighted-average number of shares outstanding. The calculation of diluted EPS has been based on the profit attributable to shareholders and weighted-average number of shares outstanding after adjustment for the effects of all dilutive potential shares. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

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

2.23 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The Company adopted IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments, as from January 1, 2018.

a) IFRS 15 - Revenue from contract with customers. IFRS 15 establishes a comprehensive framework for determining whether, when, and by how much revenue is recognized. The Company adopted IFRS 15 using the cumulative effect method, however, this adoption did not generate any change in amounts previously recognized as revenue, given the non-significant of the change in the standard for the Company. As a result, the information presented for the years 2017 and 2016 have not been restated and, therefore, the information for the years of 2017 and 2016 continue to be presented as disclosed in accordance with IAS 18 and related interpretations. Revenues are currently recognized when products are delivered to the customer and the performance obligation is met.

b) IFRS 9 - Financial instruments. IFRS 9 establishes requirements for recognizing and measuring financial assets, financial liabilities and certain contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement.

In relation to the classification and measurement of financial assets and liabilities, IFRS 9 largely retains the requirements in IAS 39 for the classification and measurement of financial liabilities, however, it eliminates the following categories of IAS 39 for financial assets: held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the Classification and Measurement of Financial Assets is described below. According to IFRS 9, at the initial recognition, a financial asset is classified in the following measurement categories: at amortized cost or at fair value through other comprehensive income or at fair value through profit or loss. The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its characteristics of contractual cash flows.

The following accounting policies apply to the subsequent measurement of financial assets:

- Financial assets at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income.

- Financial assets at amortized cost: these assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized directly in income. Any gain or loss on derecognition is recognized in profit or loss.

- Financial assets measured at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, exchange gains and losses and impairment are recognized in the income statement. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the income statement.

The following table sets forth the original measurement categories in IAS 39 and the new measurement categories of IFRS 9 for each class of financial assets and liabilities of the Company:

	Original classification according to IAS 39	New classification according to IFRS 9	Balance as of December 31, 2017 according to IAS 39	Balance as of January 1, 2018 according to IFRS 9
Cash and cash equivalents	Loans and receivables	Financial assets at fair value through profit or loss	2,555,338	2,555,338
Short-term investments	Assets at fair value with gains and losses recognized in income	Financial assets at fair value through profit or loss	821,518	821,518
Trade accounts receivable - net	Loans and receivables	Financial assets at amortized cost	2,798,420	2,750,357
Related parties	Loans and receivables	Financial assets at amortized cost	51,839	51,839
Other current assets	Loans and receivables	Financial assets at amortized cost	469,737	469,737
Other non-current assets	Loans and receivables	Financial assets at amortized cost	462,735	462,735
Other non-current assets	Assets at fair value with gains and losses recognized in income	Financial assets at fair value through profit or loss	80,238	80,238
Total of financial assets			7,239,825	7,191,762

Trade accounts payable	Other financial liabilities at amortized cost	Financial liabilities at amortized cost	3,179,954	3,179,954
Short-term debt	Other financial liabilities at amortized cost	Financial liabilities at amortized cost	16,461,656	16,461,656
Debentures	Other financial liabilities at amortized cost	Financial liabilities at amortized cost	47,928	47,928
Unrealized losses on financial instruments	Liabilities at market value with gains and losses recognized in income	Financial liabilities at fair value through profit or loss	1,267	1,267
Obligations with FIDC	Other financial liabilities at amortized cost	Financial liabilities at amortized cost	1,135,077	1,135,077
Other current liabilities	Other financial liabilities at amortized cost	Financial liabilities at amortized cost	625,410	625,410
Other non-current liabilities	Other financial liabilities at amortized cost	Financial liabilities at amortized cost	653,670	653,670
Total of financial liabilities			22,104,962	22,104,962

The change in the classification of cash and cash equivalents from Loans and receivables in accordance with IAS 39 for Financial Assets at fair value through profit or loss in accordance with IFRS 9 was based on the Company’s business model. Note 15.d discloses the measurement categories of IFRS 9 for each class of financial assets and liabilities of the Company on January 1, 2018 and December 31, 2018.

In relation to the Impairment of Financial Assets, IFRS 9 replaces the “loss incurred” model of IAS 39 by an expected credit loss model. The new impairment model applies to financial assets measured at amortized cost. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The Company measures the provision for loss in an amount equal to the Expected credit loss for life. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The provision for credit risks was calculated based on the credit risk analysis, which includes historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for debits and the evaluation of the consultants and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect the expected credit losses, which will be determined based on probabilities weighted. The provision for credit risk considers the maturity date of the accounts receivable securities, where the Company uses different percentages according to the maturity period, in order to measure the probability of loss, increasing the percentage of the provision of credit risk as the accounts receivable mature longer.

Due to the transition methods chosen by the Company in the application of this standard, the comparative information of these financial statements was not restated to reflect the requirements of the new standards.

The impacts of the adoption of IFRS 9 on January 1, 2018 due to the effect of expected credit losses were R$ (32,387), net of taxes.

When the entity applies this standard for the first time, it may choose whether its accounting policy continues to apply the hedge accounting requirements of IAS 39 instead of IFRS 9. In this case, the Company chose to continue applying the requirements of IAS 39.

c) In addition, the IASB issued/revised some IFRS standards, which have adoption in 2019 or after, and the Company presents below the evaluation of the impacts of adopting these standards in its Financial Statements:

• Issuance of IFRS 16 - Lease. - Issuance of IFRS 16 - Lease. This standard is effective for years beginning on or after January 1, 2019 and introduces a single model for accounting for leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments. Exemptions are available for short term leases and low value items. This standard replaces existing lease standards, including IAS 17 - Leasing Operations and IFRIC 4, SIC 15 and SIC 27 - Complementary Aspects of Leasing Operations. The Company will recognize as from 2019 new assets and liabilities for its operating leases. The nature of the expenses related to these leases will change because the Company will recognize a depreciation of right of use assets and financial expense on lease obligations. The Company recognized until 2018 an operating lease expense during the lease term. No significant impact is expected on the Company’s financial leases.

The new standard provides practical expedient whose election is optional. The Company adopted the following practical expedient:

1) It will not reassess whether the contract is or contains lease at the initial application date, instead will apply IAS 17 to contracts that were previously identified as a lease using IAS 17 and IFRIC 4;

2) It will not separate non-lease components from leasing components by considering them as a single lease component;

3) It will not register contracts with a term exceeding 12 months, which on the date of transition, will end within 12 months of the date of initial application;

4) It will not register contracts of low value, according to policy defined by the Company;

5) It will exclude initial direct costs of measuring the right to use asset on the date of initial application;

6) It will make use of judgement in determining the term of the lease, if the contract contains options to extend or terminate the lease, among others; and

7) It will apply a single discount rate to the lease portfolio with fairly similar characteristics (such as similar remaining lease term, similar classes of underlying assets in a similar economic environment).

Variable elements of payments related to leases (such as a lease of machinery and/or equipment with parts of payments based on asset productivity) are not included in the liability calculation and are recorded as operating expense. The discount rates used by the Company were obtained according to market conditions. The Company does not expect significant changes in the leasing activities in the period comprising the issuance of these financial statements and the date of initial application. Based on the information currently available, the Company estimates that it will recognize a lease liability and a right of use asset in the amount of R$ 996,873 on January 1, 2019; this estimate takes into account reasonable assumptions available to the Company and may vary in the initial adoption. The Company intends to apply a retrospective approach modified on January 1, 2019, with the accounting of the effects of adjustments directly on the opening balance of net equity without updating the comparative information, as well as applying the standard for all contracts entered before January 1, 2019 that were identified as leases in accordance with IAS 17 and IFRIC 4. Until the date of these financial statements, the Company is developing processes and controls to meet the new requirements.

• IFRIC 23 — Uncertainty over Income Tax Treatments. Establishes aspects of recognition and measurement of the IAS 12 when there are uncertainties about the treatment of income tax related to tax assets or liabilities and current or deferred taxes, based on taxable income, tax losses, taxable bases, unused tax losses, unused tax credits and tax rates. This interpretation is effective for fiscal years beginning on or after January 1, 2019. The Company does not expect material impact in its Financial Statements.

• Amendment of IAS 19 - Changes in the plan in cases of curtailment or settlement. Clarifies aspects of measurement and recognition in the result of the effects of curtailments and settlements in employee benefit plans. This change in the standard is effective for years beginning on or after January 1, 2019. The Company does not expect significant impacts on possible future events of curtailments and settlements in employee benefit plans.

• Amendment of IFRS 3 - Definition of business. Clarifies aspects for the definition of business, in order to clarify when a transaction must have accounting treatment of business combination or acquisition of assets. This change in the standard is effective for years beginning on or after January 1, 2020. The Company does not expect significant impacts on possible future events of business combinations or acquisition of assets.

• Amendment of IAS 1 and IAS 8 - Definition of materiality Clarifies definition of materiality to the framework of the accounting standard where this concept is applicable. These changes are effective for years beginning on or after January 1, 2020. The Company does not expect material impacts on its Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2018	2017	2016

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary (2)	Brazil	99.83	99.36	99.35
Gerdau Aços Longos S.A. and subsidiary (3)	Brazil	99.78	99.12	99.11
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (4)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (5) (**)	Brazil	91.40	10.69	70.93
Gerdau América Latina Participações S.A.	Brazil	—	—	99.12
Aza Participaciones S.A. (note 3.4)	Chile	—	100.00	100.00
Gerdau Aços Especiais S.A.	Brazil	—	—	99.55
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Diaco S.A. and subsidiary (6)	Colombia	—	—	99.68
Gerdau GTL México, S.A. de C.V. and subsidiaries (7)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	—	—	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (8)	Argentina	99.98	99.98	99.96
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd. (note 3.4)	India	—	98.90	98.90

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 98.60% in 2018, 51.11% in 2017 and 91.58% in 2016.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Gerdau Ameristeel Sayreville Inc., Chaparral Steel Company.

(2) Subsidiary: G2L Logistica Ltda.

(3) Subsidiary: Gerdau Açominas Overseas Ltd.

(4) Subsidiary: Gerdau MacSteel Inc.

(5) Fixed-income investment fund managed by Bank JP Morgan S.A..

(6) Subsidiary: Cyrgo S.A.

(7) Subsidiary: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(8) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	2018	2017	2016
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	50.00	50.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	45.00	45.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	—
Diaco S.A.	Colombia	49.87	49.87	—
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	—	—

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

The summarized financial information of these joint ventures, accounted for under the equity method, is shown on a combined basis as follows:

	Joint ventures
	2018	2017	2016
Net income (loss)	(16,403)	(91,553)	(126,723)
Total comprehensive income (loss)	(16,403)	(91,553)	(126,723)

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	2018	2017	2016
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Corsa Controladora, S.A. de C.V.	Mexico	49.00	49.00	49.00

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

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate Companies
	2018	2017	2016
Net income	31,806	26,099	141,023
Total comprehensive income	31,806	26,099	141,023

3.4 — Gains and losses on assets held for sale and sales of interest in subsidiaries

On March 30, 2018, the Company completed the sale of its wire rod mill located in Beaumont, Texas, and the Beaumont Wire Products and Carrollton Wire Products processing units for Optimus Steel LLC for US$ 99.5 million (equivalent to R$ 330.7 million). The mill has a melt shop capable of rolling wire rod and rebar in roll.

On June 29, 2018, the Company concluded the sale of 100% of the shares of Aza Participações SpA and its subsidiaries, Gerdau AZA SA; Aceros Cox SA; Armacero - Matco SA; and Salomon Sack S.A., for the group of Chilean investors formed by Ingeniería e

Inversiones Limitada; Inversiones Reyosan SpA; Los Andes SA de Inversiones and Matco Cables SpA. This sale includes three production plants of long recycled steel per year and its distribution network in Chile, which were presented until the conclusion of the sale within the South American segment. The transaction value attributed corresponds to US$ 154.1 million (equivalent to R$594.2 million on the date of the conclusion of the sale).

On July 31, 2018, the Company concluded the sale of its two hydroelectric plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly owned subsidiary of Kinross Gold Corporation. The Caçu and Barra dos Coqueiros plants were inaugurated in 2010.

On October 31, 2018, the Company concluded the sale of its participation interest in Gerdau Hungria KFT Y CIA Sociedad Regular Colectiva, a subsidiary of the Company located in Spain and owner of 98,89% of Gerdau Steel India Ltd. shares, to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd.. The transaction perimeter involves 100% of the operations and assets in India, including the special steels industrial unit located in Tadipatri. The enterprise value of the transaction corresponds to US$ 120 million (equivalent to R$ 490.2 million on the signing date of the agreement). The transaction will enable Gerdau to focus more on managing its strategic assets in the Americas, where its key markets, Brazil and the United States, are located.

On November 5, 2018, the Company concluded the sale of its four rebar-producing mills, as well as steel cutting and bending units and distribution centers in the United States to Commercial Metals. The agreement includes the Jacksonville (Florida) , Knoxville (Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey), as well as all of Gerdau’s U.S. rebar fabrication facilities, presented within the North America segment up to the conclusion of the sale. The enterprise value of the transaction is US$ 600 million (equivalent to R$ 2,222.9 million) as well as working capital adjustments.

On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management, which is already partner in its operation in the Dominican Republic. The new company’s assets are Gerdau’s long-steel industrial units in Colombia. The transaction attributed an economic value to the joint venture of US$ 165 million (equivalent to R$ 546 million). Due to this transaction, Diaco started to have accounting treatment of joint venture in Consolidated Financial Statements with a 49.87% interest.

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

As a result of the transactions above, the Company recognized an expense of R$ 414.5 million in the line of Gains and losses on assets held for sale and sales of interest in subsidiaries (expense of R$ 721.7 million as of December 31, 2017 and expense of R$ 58.2 million as of December 31, 2016) in its Income Statement.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2018	2017
Cash	6,800	10,439
Banks and immediately available investments	2,883,344	2,544,899
Cash and cash equivalents	2,890,144	2,555,338

	2018	2017
Held for trading	459,470	821,518
Short-term investments	459,470	821,518

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Held for trading securities include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2018	2017
Trade accounts receivable - in Brazil	1,056,625	1,265,431
Trade accounts receivable - exports from Brazil	373,593	139,162
Trade accounts receivable - outside of Brazil	1,929,595	1,525,466
(-) Impairment loss on trade receivables	(158,157)	(131,639)
	3,201,656	2,798,420

Accounts receivable by aging are as follows:

	2018	2017
Current	2,362,408	2,234,723
Past-due:
Up to 30 days	792,569	467,901
From 31 to 60 days	63,294	96,852
From 61 to 90 days	10,133	17,636
From 91 to 180 days	22,261	27,841
From 181 to 360 days	26,003	22,985
Above 360 days	83,145	62,121
(-) Impairment loss on trade receivables	(158,157)	(131,639)
	3,201,656	2,798,420

The Company’s maximum exposure to credit risk, net of allowance for doubtful accounts, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as allowance for doubtful accounts.

The changes in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2016	(185,261)
Provisions for bad debt during the year	(85,661)
Recoveries in the year	16,880
Write-offs	37,679
Loss of control by selling of subsidiary (note 3.4)	17,594
Exchange variation	(537)
Balance as of December 31, 2016	(199,306)
Provisions for bad debt during the year	(98,476)
Recoveries in the year	80,134
Write-offs	73,591
Loss of control by joint venture creation	1,487
Assets held for sale	11,207
Exchange variation	(276)
Balance as of December 31, 2017	(131,639)
Provisions for bad debt during the year	(111,900)
Recoveries in the year	101,986
Write-offs	39,943
Exchange variation	(5,136)
Effects of IFRS 9 adoption	(48,063)
Assets held for sale	(3,348)
Balance as of December 31, 2018	(158,157)

NOTE 6 - INVENTORIES

	2018	2017
Finished products	3,985,964	3,026,556
Work in progress	1,688,794	1,302,152
Raw materials	2,296,074	1,703,013
Storeroom supplies	784,517	298,100
Imports in transit	426,044	375,139
(-) Allowance for adjustments to net realizable value	(13,704)	(3,556)
	9,167,689	6,701,404

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2016	(101,121)
Provision for the year	(62,899)
Reversal of adjustments to net realizable value	94,391
Loss of control by selling of subsidiary	30,105
Exchange rate variation	10,711
Balance as of December 31, 2016	(28,813)
Provision for the year	(26,545)
Reversal of adjustments to net realizable value	46,740
Loss of control by joint venture creation	392
Assets held for sale	881
Exchange rate variation	3,789
Balance as of December 31, 2017	(3,556)
Provision for the year	(11,943)
Reversal of adjustments to net realizable value	3,715
Exchange rate variation	(871)
Assets held for sale	(1,049)
Balance as of December 31, 2018	(13,704)

NOTE 7 — TAX CREDITS

	2018	2017
Current
ICMS (state VAT)	291,027	155,096
Social security financing	95,700	91,229
Financing of social integration program	23,473	20,242
IPI (federal VAT)	44,312	59,982
IVA (value-added tax)	32,967	48,139
Others	39,949	27,741
	527,428	402,429

Non-current
ICMS (state VAT)	27,527	26,135
Social security financing	1,980	360
Financing of social integration program and Others	2,558	4,346
	32,065	30,841
	559,493	433,270

The estimates of realization of non-current tax credits are as follows:

	2018	2017
2019	—	18,017
2020	15,025	7,062
2021	10,846	5,762
2022 on	6,194	—
	32,065	30,841

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended

December 31, 2018, 2017 and 2016. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 22.6% and 34.0%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2018	2017	2016
Income (loss) before income taxes	2,157,431	(43,276)	(2,581,615)
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(733,527)	14,714	877,749
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	663,116	(183,787)	(1,162,174)
- Equity in earnings of unconsolidated companies	3,448	(11,763)	(4,342)
- Interest on equity*	128,418	113	(162)
- Tax credits and incentives	9,531	23,185	18,494
- Recognition of previously unrecognized tax losses	47,545	—	(40,279)
- Capital Gain**	—	(98,290)	—
- Other permanent differences, net	50,420	(39,563)	6,400
Income and social contribution taxes	168,951	(295,391)	(304,314)
Current	(629,209)	(313,758)	(110,511)
Deferred	798,160	18,367	(193,803)

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

(**) The merger of Gerdau Aços Especiais S.A. and Gerdau América Latina Part. S.A. at Gerdau S.A., generated a taxable capital gain.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of January 1, 2016	Recognized in income	Effect of selling of subsidiary and others	Comprehensive Income	Balance as of December 31, 2016

Tax loss carryforward	887,980	327,743	(263,297)	(78,069)	874,357
Social contribution tax losses	191,638	120,254	—	—	311,892
Provision for tax, civil and labor liabilities	639,566	118,526	(2,671)	(223)	755,198
Benefits granted to employees	549,865	(67,133)	34,982	(85,177)	432,537
Other temporary differences	381,991	(21,985)	20,776	(30,020)	350,762
Deferred exchange variance*	2,158,149	(907,690)	—	1,083	1,251,542
Provision for losses	151,678	(34,059)	(4,671)	(12)	112,936
Fair value adjustments on businesses acquired	(1,567,880)	270,541	2,984	216,925	(1,077,430)
	3,392,987	(193,803)	(211,897)	24,507	3,011,794

Non-current assets	4,307,462				3,407,230
Non-current liabilities	(914,475)				(395,436)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2016	Recognized in income	Effect of selling of subsidiary and Others	Comprehensive Income	Balance as of December 31, 2017

Tax loss carryforward	874,357	157,402	(22,362)	(35,759)	973,638
Social contribution tax losses	311,892	58,963	(15,073)	—	355,782
Provision for tax, civil and labor liabilities	755,198	(479,836)	101	—	275,463
Benefits granted to employees	432,537	(48,466)	(9,363)	(91,905)	282,803
Other temporary differences	350,762	(81,627)	92,174	48,991	410,300
Deferred exchange variance*	1,251,542	(199,200)	8,185	—	1,060,527
Provision for losses	112,936	(2,208)	—	—	110,728
Fair value adjustments on businesses acquired	(1,077,430)	613,339	(51,606)	18,163	(497,534)
	3,011,794	18,367	2,056	(60,510)	2,971,707

Non-current assets	3,407,230				3,054,393
Non-current liabilities	(395,436)				(82,686)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2017	Recognized in income	Others	Comprehensive Income	Balance as of December 31, 2018

Tax loss carryforward	973,638	341,664	36,445	(11,814)	1,339,933
Social contribution tax losses	355,782	(18,524)	—	—	337,258
Provision for tax, civil and labor liabilities	275,463	(5,214)	168	—	270,417
Benefits granted to employees	282,803	(16,564)	67,184	(46,929)	286,494
Other temporary differences	410,300	93,094	17,177	5,247	525,818
Deferred exchange variance*	1,060,527	223,850	—	—	1,284,377
Provision for losses	110,728	(33,165)	(12)	6,286	83,837
Fair value adjustments on businesses acquired	(497,534)	213,019	(89,859)	1,926	(372,448)
	2,971,707	798,160	31,103	(45,284)	3,755,686

Non-current assets	3,054,393				3,874,054
Non-current liabilities	(82,686)				(118,368)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2018	2017
2018	—	326,356
2019	609,546	198,590
2020	585,047	400,597
2021	338,896	369,857
2022	306,130	168,125
2023 after	2,034,435	1,590,868
	3,874,054	3,054,393

	Liabilities
	2018	2017
2018	—	(2,680)
2019	(18,055)	(6,116)
2020	(25,144)	(6,498)
2021	(13,548)	(4,745)
2022	(14,009)	(18,514)
2023 after	(47,612)	(44,133)
	(118,368)	(82,686)

d) Unrecognized deferred income tax assets:

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom in some companies in Brazil. The Company has not recorded a portion of tax assets of R$ 265,403 (R$ 312,741 as of December 31, 2017), which do not have an expiration date. The subsidiaries abroad had R$ 398,364 (R$ 360,152 as of December 31, 2017) of tax credits on capital losses which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 795,775 (R$ 1,137,548 as of December 31, 2017), which expire at various dates between 2019 and 2038.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments in North America	Investments in South America	Investments in Special Steel	Others	Total
Balance as of January 1, 2016	509,086	792,117	—	91,679	1,392,882
Equity in earnings	(70,618)	40,067	—	17,780	(12,771)
Cumulative Translation Adjustment	(126,660)	(124,185)	—	(350)	(251,195)
Effect of selling of subsidiary	—	(203,843)	—	(1,734)	(205,577)
Dividends/Interest on equity	(8,282)	(99,634)	—	(16,579)	(124,495)
Balance as of December 31, 2016	303,526	404,522	—	90,796	798,844
Equity in earnings	(111,581)	41,553	15,460	19,971	(34,597)
Cumulative Translation Adjustment	(10,485)	(6,260)	—	—	(16,745)
Capital increase	178,670	—	184,187	—	362,857
Joint venture creation	—	145,084	—	—	145,084
Contingent price complement	—	—	—	65,500	65,500
Dividends/Interest on equity	(14,050)	—	—	(26,594)	(40,644)
Balance as of December 31, 2017	346,080	584,899	199,647	149,673	1,280,299
Equity in earnings	(77,909)	51,648	15,629	20,773	10,141
Cumulative Translation Adjustment	33,101	96,045	(1,377)	(2,050)	125,719
Capital increase	—	—	—	7,000	7,000
Dividends/Interest on equity	—	(31,359)	—	(23,998)	(55,357)
Balance as of December 31, 2018	301,272	701,233	213,899	151,398	1,367,802

a)        Advance for future investment in joint venture

The Company made an advance for future investment in equity interest in the amount of R$ 375,456 in the joint venture Gerdau Corsa S.A.P.I. of C.V ..

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2016	10,842,802	32,616,700	939,266	4,068,876	1,470,485	49,938,129
Additions	35,238	93,290	2,126	1,117,317	75,920	1,323,891
Capitalized interest	—	—	—	187,375	—	187,375
Transfers	584,575	2,665,898	74,804	(3,314,746)	(10,531)	—
Disposals	(81,256)	(271,104)	(60,542)	(1,550)	(46,888)	(461,340)
Effect of selling of subsidiary	(1,011,492)	(1,726,440)	(112,319)	(53,630)	(52,281)	(2,956,162)
Impairment	(52,071)	(183,788)	(228)	—	(3,242)	(239,329)
Foreign exchange effect	(834,043)	(2,560,676)	(81,033)	(240,994)	(74,219)	(3,790,965)
Balances as of December 31, 2016	9,483,753	30,633,880	762,074	1,762,648	1,359,244	44,001,599
Additions	2,028	124,136	1,770	687,019	58,376	873,329
Capitalized interest	—	—	—	44,260	—	44,260
Transfers	700,318	716,685	19,340	(1,440,183)	3,840	—
Disposals	(157,625)	(232,771)	(12,963)	(60,151)	(49,962)	(513,472)
Loss of control by selling of subsidiary	(119,928)	(900,840)	(16,426)	(1,382)	(53,129)	(1,091,705)
Impairment	(10,063)	(255,293)	—	—	(13)	(265,369)
Transfer to assets held for sale	(1,013,466)	(2,734,923)	(53,315)	(107,677)	(171,404)	(4,080,785)
Foreign exchange effect	200,681	665,730	11,158	66,146	28,745	972,460
Balances as of December 31, 2017	9,085,698	28,016,604	711,638	950,680	1,175,697	39,940,317
Additions	13,739	66,764	11,811	983,519	119,101	1,194,934
Capitalized interest	—	—	—	23,999	—	23,999
Transfers	140,334	802,664	457	(949,888)	6,433	—
Disposals	(45,290)	(285,860)	(5,641)	(3,352)	(9,606)	(349,749)
Transfer to assets held for sale	(784,464)	(749,425)	(14,914)	(49,579)	(300,618)	(1,899,000)
Effects of IAS 29 adoption	—	699,724	—	—	—	699,724
Foreign exchange effect	290,732	1,058,527	49,727	65,868	(2,895)	1,461,959
Balances as of December 31, 2018	8,700,749	29,608,998	753,078	1,021,247	988,112	41,072,184

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 01, 2016	(4,387,719)	(21,415,018)	(827,620)	—	(523,446)	(27,153,803)
Depreciation	(334,365)	(1,738,759)	(44,437)	—	(100,259)	(2,217,820)
Transfers	(12,015)	(2,368)	968	—	13,415	—
Disposals	14,696	243,429	56,466	—	31,589	346,180
Loss of control by selling of subsidiary	524,209	1,515,886	95,809	—	37,965	2,173,869
Foreign exchange effect	296,523	1,792,251	69,172	—	43,920	2,201,866
Balances as of December 31, 2016	(3,898,671)	(19,604,579)	(649,642)	—	(496,816)	(24,649,708)
Depreciation	(343,373)	(1,361,561)	(40,915)	—	(61,506)	(1,807,355)
Transfers	(38,467)	25,886	(400)	—	12,981	—
Disposals	67,598	218,590	12,790	—	43,067	342,045
Loss of control by selling of subsidiary	28,691	589,951	12,627	—	41,117	672,386
Transfer to assets held for sale	370,727	1,989,917	54,275	—	95,350	2,510,269
Foreign exchange effect	(101,528)	(435,040)	(10,969)	—	(16,675)	(564,212)
Balances as of December 31, 2017	(3,915,023)	(18,576,836)	(622,234)	—	(382,482)	(23,496,575)
Depreciation	(291,315)	(1,128,138)	(34,814)	—	(130,611)	(1,584,878)
Transfers	18,341	5,234	158	—	(23,733)	—
Disposals	29,944	258,609	2,609	—	7,970	299,132
Transfer to assets held for sale	105,787	286,204	11,667	—	234,271	637,929
Effects of IAS 29 adoption	—	(265,654)	—	—	—	(265,654)
Foreign exchange effect	(129,539)	(946,240)	(44,332)	—	4,454	(1,115,657)
Balances as of December 31, 2018	(4,181,805)	(20,366,821)	(686,946)	—	(290,131)	(25,525,703)

Net property, plant and equipment
Balances as of December 31, 2016	5,585,082	11,029,301	112,432	1,762,648	862,428	19,351,891
Balances as of December 31, 2017	5,170,675	9,439,768	89,404	950,680	793,215	16,443,742
Balances as of December 31, 2018	4,518,944	9,242,177	66,132	1,021,247	697,981	15,546,481

The average rate of capitalized interest in 2018 was 5.7% (6.6% in 2017 and 6.6% in 2016).

The following useful lives are used to calculate depreciation:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 90,463 as of December 31, 2018 (R$ 609,116 and R$ 632,376 as of December 31, 2017 and 2016, respectively).

c) Impairment of property, plant and equipment — At December 31, 2018, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 126,790 for land, buildings and construction (R$ 118,348 as of December 31, 2017), R$ 569,303 for machines, equipment and installations (R$ 783,183 as of December 31, 2017), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2017). According to note 3.4, the Company deconsolidated subsidiaries and the amounts above contemplate these effects.

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2016	18,099,186	(2,974,756)	15,124,430
(+/-) Foreign exchange effect	(2,645,368)	63,516	(2,581,852)
(-) Impairment	—	(2,678,582)	(2,678,582)
(-) Effect of selling of subsidiary	(393,980)	—	(393,980)
Balance as of December 31, 2016	15,059,838	(5,589,822)	9,470,016
(+/-) Foreign exchange effect	242,510	(169,979)	72,531
(-) Impairment	—	(849,438)	(849,438)
(-) Transfer to assets held for sale	(801,967)	—	(801,967)
Balance as of December 31, 2017	14,500,381	(6,609,239)	7,891,142
(+/-) Foreign exchange effect	2,283,577	(1,062,329)	1,221,248
Balance as of December 31, 2018	16,783,958	(7,671,568)	9,112,390

The amounts of goodwill by segment are as follows:

	2018	2017	2016
Brazil	373,135	373,135	380,644
Special Steel	2,854,888	2,487,364	2,508,056
North America	5,884,367	5,030,643	6,581,316
	9,112,390	7,891,142	9,470,016

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development, with application in the management of the business:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 01, 2016	47,571	808,482	911,483	68,225	1,835,761
Foreign exchange effect	—	(60,464)	(140,812)	(7,509)	(208,785)
Acquisition	—	40,643	—	13,401	54,044
Disposal	—	(2,145)	—	(13,050)	(15,195)
Amortization	(7,845)	(149,911)	(155,063)	(5,316)	(318,135)
(-) Effect of selling of subsidiary	—	—	—	(27,749)	(27,749)
Balance as of December 31, 2016	39,726	636,605	615,608	28,002	1,319,941
Foreign exchange effect	—	2,947	3,835	884	7,666
Acquisition	—	37,939	—	—	37,939
Disposal	—	—	(27,652)	—	(27,652)
Amortization	(6,940)	(149,150)	(125,621)	(3,486)	(285,197)
(-) Assets held for sale	—	(37,512)	(25,396)	(17,700)	(80,608)
Balance as of December 31, 2017	32,786	490,829	440,774	7,700	972,089
Foreign exchange effect	—	28,598	77,593	1,243	107,434
Acquisition	—	67,388	—	—	67,388
Disposal	—	(3,791)	(88)	—	(3,879)
Amortization	(6,067)	(167,384)	(130,980)	(2,505)	(306,936)
Balance as of December 31, 2018	26,719	415,640	387,299	6,438	836,096
Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2018	2017	2016
Brazil	295,107	351,578	412,134
Special Steel	136,910	152,640	219,878
South America	1,441	1,863	7,606
North America	402,638	466,008	680,323
	836,096	972,089	1,319,941

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2018	2017
Working capital	6.78%	2,424,246	2,739,258
Financing of property, plant and equipment and others	14.28%	1,205,281	2,108,216
Ten/Thirty Year Bonds	5.81%	9,738,314	11,614,182
Total Loans and Financing		13,367,841	16,461,656
Current		1,822,183	2,004,341
Non-current		11,545,658	14,457,315

Principal amount of loans and Financing		13,178,457	16,207,120
Interest accrued of loans and Financing		189,384	254,536
Total of Debts		13,367,841	16,461,656

(*) Weighted average effective interest costs on December 31, 2018, which in a consolidated basis represent total of 6.66%.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, CDI (Interbank Deposit Certificate), or by the IGP-M (general market price index) and IPCA (Amplified Consumer Price).

Summary of loans and financing by currency:

	2018	2017
Brazilian Real (BRL)	2,361,610	2,710,308
U.S. Dollar (USD)	10,924,355	13,333,669
Other currencies	81,876	417,679
	13,367,841	16,461,656

The amortization schedules of long term loans and financing are as follows:

	2018	2017
2019	—	873,274
2020	2,253,958	3,158,211
2021	1,199,045	1,730,177
2022	121,490	147,715
2023	1,209,109	1,296,597
2024 after	6,762,056	7,251,341
	11,545,658	14,457,315

a) Main funding in 2018

In March 2018, the subsidiary Gerdau Açominas obtained a loan of R$ 400 million from Banco do Brasil, maturing on April 28, 2019 and clause of export verification obligations.

In April 2018, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. obtained a loan of R$ 400 million from Citibank S.A. with guarantee from Gerdau S.A. and maturing on April 15, 2019.

b) Monitoring Index

Only operations with BNDES contemplate monitoring of the Company’s indebtedness indexes (covenants) established in the agreement. In a possible breakdown of the indicator in the annual measurement, the Company would enter into a remediation period and a subsequent renegotiation of guarantees, and it is not an event of a default.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 90.5 million on December 31, 2018, are guaranteed by the assets being financed.

d) Credit Lines

In June 2009, the Company and some of its subsidiaries in Brazil, obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of December 31, 2018, the outstanding balance of this credit facility was R$ 253.7 million.

In October 2017, the Company completed the renewal and reduction of the volume of the Senior Unsecured Global Working Capital Credit Agreement, a US$ 800 million (equivalent to R$ 3,100 million) revolving credit line to provide liquidity to its subsidiaries. The line is divided into two tranches, of which US$ 200 million (equivalent to R$ 775 million) is allocated to North American subsidiaries and US$ 600 million (equivalent to R$ 2,325 million) to subsidiaries in Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas SA and Gerdau Aços Longos SA provide a guarantee and the operation expires in October 2020. As of December 31, 2018, the amount disbursed in this line was US$ 50 million (R$ 193.7 million as of December, 31, 2018).

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2018
Issuance	Meeting	Issued	Held in treasury	Maturity	2018	2017
3rd- A and B	May 27,1982	144,000	141,144	06/01/2021	18,871	21,377
7th	July 14, 1982	68,400	68,271	07/01/2022	1,102	1,333
8th	November 11, 1982	179,964	178,516	05/02/2023	8,080	14,557
9th	June 10, 1983	125,640	125,365	09/01/2024	2,349	4,900
11th - A and B	June 29, 1990	150,000	149,294	06/01/2020	5,716	5,761
15th	November 09, 2018	1,500,000	—	11/21/2022	1,502,755	—
Total Consolidated					1,538,873	47,928

Current					2,755	—
Non-current					1,536,118	47,928

The amortization schedules of long term are as follows:

	2018	2017
2020	5,716	5,761
2021	18,871	21,377
2022	1,501,102	1,333
2023	8,080	14,557
2024 on	2,349	4,900
	1,536,118	47,928

15ª Issuance of Debentures: The Board of Directors Meeting held on November 9, 2018 approved the 15th issuance of Simple Debentures and non-convertible into shares, in a Single Series. The value of the Issuance, subscribed and paid-in, was R$ 1.5 billion, represented by 1,500,000 debentures, with a par value of R$ 1,000.00, and the net proceeds were used to reinforce cash, with the objective of meet ordinary management business.

Debentures are denominated in Brazilian reais, they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 6.42% and 9.93% as of December 31, 2018 and December 31, 2017, respectively.

The Company has guarantees provided by parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

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

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2018		2017
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	459,470	459,470	821,518	821,518
Related parties	27,939	27,939	51,839	51,839
Unrealized gains on derivatives	33,417	33,417	—	—
Other current assets	780,423	780,423	469,737	469,737
Other non-current assets	449,592	449,592	542,973	542,973
Liabilities
Loans and Financing	13,367,841	13,533,306	16,461,656	17,102,512
Debentures	1,538,873	1,538,873	47,928	47,928
Related parties	1,350	1,350	—	—
Unrealized losses on financial instruments	5,245	5,245	1,267	1,267
Obligations with FIDC	938,526	938,526	1,135,077	1,135,077
Other current liabilities	988,967	988,967	625,410	625,410
Other non-current liabilities	499,092	499,092	653,670	653,670

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

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The level of financial leverage is defined by the Net Debt to Adjusted EBITDA indicator. Net Debt consists of debt reduced by cash, cash equivalents and financial investments (notes 4, 13 and 14). Another recently added key indicator is the maximum Gross Debt value that works with the objective of limiting indebtedness at different times in the financial cycle. The Company can change its capital structure, according to economic-financial conditions, in order to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient investment program in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/Adjusted EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$12 billion
Average maturity	more than 6 years

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

	2018
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	4,335,054	4,335,054	—	—	—
Loans and financings	20,613,734	2,817,346	5,053,827	2,509,962	10,232,599
Debentures	1,940,474	104,995	231,817	1,600,632	3,030
Unrealized losses on financial instruments	5,245	5,245	—	—	—
Obligations with FIDC	938,526	—	827,137	111,389	—
Other current liabilities	988,967	988,967	—	—	—
Other non-current liabilities	499,092	—	13,295	—	485,797
	29,321,092	8,251,607	6,126,076	4,221,983	10,721,426

	2017
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	3,179,954	3,179,954	—	—	—
Loans and financings	24,470,751	3,191,793	6,060,187	3,168,144	12,050,627
Debentures	59,128	—	6,528	40,289	12,311
Unrealized losses on financial instruments	1,267	1,267	—	—	—
Obligations with FIDC	1,135,077	—	—	—	1,135,077
Other current liabilities	625,410	625,410	—	—	—
Other non-current liabilities	653,670	—	13,209	—	640,461
	30,125,257	6,998,424	6,079,924	3,208,433	13,838,476

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows (assuming that other variables remain constant):

Impacts on Statements of Income

Assumptions	Percentage of change	2018	2017
Foreign currency sensitivity analysis	5%	113,445	129,209
Interest rate sensitivity analysis	10 bps	55,959	54,908
Sensitivity analysis of changes in prices of products sold	1%	461,595	369,176
Sensitivity analysis of changes in raw material and commodity prices	1%	296,234	234,239
Sensitivity analysis of interest rate and foreign currency swaps	10 bps/5%	11,073	6,479
Sensitivity analysis of Swap of interest rate	50bps	476	—
Sensitivity analysis of NDF (Non Deliverable Forwards)	5%	7,063	1,480

Foreign currency sensitivity analysis:  As of December 31, 2018, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 113,445 and R$ 74,457 after the effects arising from the changes in the net investment hedge described in note 15.g - (R$ 129,209 and R$ 79,088 as of December 31, 2017, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 55,959 as of December 31, 2018 (R$ 54,908 as of December 31, 2017) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 13 and 14, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2018, totals R$ 461,595 (R$ 369,176 as of December 31, 2017) and the variation in the price of raw materials and other inputs totals R$ 296,334 as of December 31, 2018 (R$ 234,239 as of December 31, 2017). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the exchange rate, and its impacts in the swaps mark to market for Cross Currency Swap operations, and 50 bps on the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 11,549 (R$ 6,479 as of December 31, 2017). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 15.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure to forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction of the US Dollar against the Argentinian Peso, and its effects on fair value of these derivatives. A 5% increase in the US Dollar against the Argentinian Peso represents an income of R$ 7,063 (income or expense of R$ 1,480 as of December 31, 2017, considering that in this position we had operations of the Dollar against Real and Argentinian Peso), and a 5% reduction of the US Dollar against the Real and Argentinian Peso represents an expense of the same amount. The US Dollar / Real and US Dollar / Argentinian Peso forward contracts had the objective of hedging the asset and liability positions in US Dollar and the fair value effects of these contracts were recorded in the Consolidated Income Statement. The forward contracts in US Dollars that the Company is exposed are presented in Note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2018 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	—	459,470	—	459,470
Unrealized gains on financial instruments	—	—	33,417	33,417
Related parties	27,939	—	—	27,939
Other current assets	780,423	—	—	780,423
Other non-current assets	449,592	—	—	449,592
Total	1,257,954	459,470	33,417	1,750,841
Financial income	629,750	115,081	—	744,831

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	—	13,367,841	13,367,841
Debentures	—	1,538,873	1,538,873
Related parties	—	1,350	1,350
Obligations with FIDC	—	938,526	938,526
Other current liabilities	—	988,967	988,967
Other non-current liabilities	—	499,092	499,092
Unrealized losses on financial instruments	5,245	—	5,245
Total	5,245	17,334,649	17,339,894
Financial income (expenses)	(17,484)	(2,617,142)	(2,634,626)

2017 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Short-term investments	—	821,518	821,518
Related parties	51,839	—	51,839
Other current assets	469,737	—	469,737
Other non-current assets	462,735	80,238	542,973
Total	984,311	901,756	1,886,067
Financial income	177,466	87,242	264,708

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Loans and financings	—	16,461,656	16,461,656
Debentures	—	47,928	47,928
Obligations with FIDC	—	1,135,077	1,135,077
Other current liabilities	—	625,410	625,410
Other non-current liabilities	—	653,670	653,670
Unrealized losses on financial instruments	1,267	—	1,267
Total	1,267	18,923,741	18,925,008
Financial income (expenses)	(12,503)	(1,395,553)	(1,408,056)

As of December 31, 2018, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

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

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Swap Contracts

The Company has contracted Cross Currency Swaps operations, whether or not qualified as cash flow hedge, through which it receives a variable interest rate based on Libor and/or a fixed US dollar rate and pays a fixed interest rate or floating currency based on the local currency. The company also contracted the Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2018	2017	2018	2017	2018	2017
Forward
Maturity at 2019	purchase in US$	US$19.2 million	—	—	—	(4,069)	—
Maturity at 2019	sell in US$	US$18.3 million	—	462	—	(1,176)	—

Cross currency swap
Maturity in 2018	INR 10.17%	—	US$40.0 million	—	—	—	(1,267)
Maturity in 2019	CDI 111.50%	R$230.5 million	—	30,249	—	—	—

Swap of interest rate
Maturity in 2020	CDI 111.50%	R$50.0 million	—	2,706	—	—	—
Total fair value of financial instruments				33,417	—	(5,245)	(1,267)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2018	2017
Unrealized gains on financial instruments
Current assets	30,711	—
Non-current assets	2,706	—
	33,417	—
Unrealized losses on financial instruments
Current liabilities	(5,245)	—
Non-current liabilities	—	(1,267)
	—	(1,267)

	2018	2017
Net Income
Gains on financial instruments	49,576	9,666
Losses on financial instruments	(17,484)	(19,107)
	32,092	(9,441)

Other comprehensive income
Gains (Losses) on financial instruments	11,947	(11,364)
	11,947	(11,364)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.8 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.3 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Based on the standards related to this subject, the Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 1,491,534 for the year ended on December 31, 2018 (loss of R$ 148,560 on December 31, 2017).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

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

As of December 31, 2018, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2018 and December 31, 2017, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2018	2017	2018	2017	2018	2017

Current assets
Short-term investments	459,470	821,518	114,027	238,008	345,443	583,510
Unrealized gains on financial instruments	30,711	—	—	—	30,711	—
Other current assets	780,423	469,737	—	—	780,423	469,737

Non-current assets
Related parties	27,939	51,839	—	—	27,939	51,839
Unrealized gains on financial instruments	2,706	—	—	—	2,706	—
Other non-current assets	449,592	542,973	—	—	449,592	542,973
	1,750,841	1,886,067	114,027	238,008	1,636,814	1,648,059

Current liabilities
Short-term debt	1,822,183	2,004,341	—	—	1,822,183	2,004,341
Unrealized losses on financial instruments	5,245	—	—	—	5,245	—
Other current liabilities	988,967	625,410	—	—	988,967	625,410

Non-current liabilities
Long-term debt	11,545,658	14,457,315	—	—	11,545,658	14,457,315
Debentures	1,538,873	47,928	—	—	1,538,873	47,928
Related parties	1,350	—	—	—	1,350	—
Unrealized losses on financial instruments	—	1,267	—	—	—	1,267
Obligations with FIDC	938,526	1,135,077	—	—	938,526	1,135,077
Other non-current liabilities	499,092	653,670	—	—	499,092	653,670
	17,339,894	18,925,008	—	—	17,339,894	18,925,008

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
	Balances as of December 31, 2017	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2018
Related parties, net	(51,839)	25,755	—	(545)	40	(26,589)
Debt, Debentures and Losses/Gains on financial instruments, net	16,510,851	(3,439,644)	(1,162,364)	1,177,686	1,825,430	14,911,959

		Cash transactions		Non cash transactions
	Balances as of December 31, 2016	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2017
Related parties, net	(57,541)	5,797	—	(95)	—	(51,839)
Debt, Debentures and Losses/Gains on financial instruments, net	20,576,866	(3,975,541)	(1,330,116)	1,323,448	(83,806)	16,510,851

		Cash transactions		Non cash transactions
	Balances as of January 1, 2016	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2016
Related parties, net	(53,506)	(6,492)	—	2,457	—	(57,541)
Debt, Debentures and Losses/Gains on financial instruments, net	26,417,256	(2,150,035)	(1,240,165)	1,540,797	(3,990,987)	20,576,866

NOTE 16 — TAXES PAYABLE

	2018	2017
Payroll charges	58,907	75,752
ICMS (state VAT)	25,385	37,444
COFINS (tax on revenue)	2,162	5,411
IPI (federal VAT)	14,372	17,305
IVA (value-added tax) and others	250,719	148,189
	351,545	284,101

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	2018	2017
a) Tax provisions	268,009	257,621
b) Labor provisions	449,350	517,329
c) Civil provisions	52,946	52,933
	770,305	827,883

As the net result of the reversal of the accounting provision described below (tax provisions), related to the discussion of the exclusion of the ICMS (“Imposto sobre a circulação de Mercadorias e Serviços” — ICMS — State VAT) from the tax base for contributions to PIS (“Contribuição ao Programa de Integração Social”- PIS) and COFINS (“Contribuição para o Financiamento da Seguridade Social” - COFINS), and the recognition of other accounting provisions for the year ended on December 31, 2017, the Company recorded the amounts of R$ 929,711 on the line “Reversal of provision for tax liabilities, net” (Operating Result), and R$ 369,819, on the line “Reversal of interest on provision for tax liabilities, net” (Financial Income), in its Consolidated Statements of Income.

a) Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of the ICMS from the tax base for contributions to PIS and COFINS, with respect to which the Company made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

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

Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of contingent liabilities, net (Operational result) and R$ 369,819 in the line Reversal of monetary update of contingent liabilities, net (Financial Result), in its income statement. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

The balance of judicial deposits as of December 31, 2018, in the amount of R$ 1,763,085, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

The other tax provisions refer substantially to the discussions regarding the offset of PIS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involves individually significant amounts and corresponds mainly to overtime pay, additional night work, hours in itinere, health hazard premium, and hazardous duty premium, indemnity for occupational accidents, occupational illness and moral damages, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2018 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2018	2017	2016
Balance at the beginning of the year	827,883	2,239,226	1,904,730
(+) Additions	177,684	527,543	313,246
(+) Monetary correction	85,626	77,257	178,661
(-) Reversal of contingent liabilities	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities	—	(369,819)	—
(-) Reversal of accrued amounts	(319,719)	(715,081)	(144,025)
(+) Foreign exchange effect on provisions in foreign currency	(1,169)	(201)	(3,235)
(-) Loss of control of subsidiary	—	(1,331)	(10,151)
Balance at the end of the year	770,305	827,883	2,239,226

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 613,642.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 341,659; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 968,047, (iii) social security contributions in the total of R$ 88,374 and (iv) other taxes , whose updated total amount is currently R$ 641,782.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Prepayment of Exports “(RAE), in the updated amount of R$ 410,893, of which: (i) R$ 125,365 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Council of Tax Appeals (CARF), which was dismissed by the quality vote, by means of the judgment published on September 3, 2018, in the face of which the Company objected Embargoes of Declaration, which  awaits judgment;; (ii) R$ 132,643 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos, which was challenged and dismissed and filed a Voluntary Appeal at the first instance of CARF, on August 28, 2018, which is pending of judgment; and; (iii) R$ 152,885, corresponds to a lawsuit filed by the Company, which was challenged and dismissed and filed a Voluntary Appeal at the first instance of CARF, on August 31, 2018, which is pending of judgment.

a.4) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,200,672. Such proceedings relate to profits generated abroad, of which (i) R$ 1,023,337 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 988,819 correspond to a lawsuit whose administrative discussion has already been closed and are currently in Fiscal Execution, in relation to which the Company filed Execution Embargoes, which are pending of judgment by the first instance and (i.b) R$ 34,518 are remaining from a notice originally of R$ 372,213 and correspond to a suit partially provided by the Superior Court of Tax Appeals (CSRF), in a decision published on May 25, 2017 and has already become final; currently the process is awaiting proceedings by the first instance of the Administrative Council of Tax Appeals (CARF), for analysis of matters not previously analyzed, as determined by the CSRF decision; and (ii) R $ 177,335 corresponds to a lawsuit filed by the Company, which had its Voluntary Appeal adjudicated by the first instance of CARF, which was dismissed, reason why a Special Appeal was filed with the Superior Court of Tax Appeals (CSRF), known in part and pending of judgment.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,062,878, of which (i) R$ 5,128,470 correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Embargoes to Execution in the respective proceedings, and in the Embargoes to Execution filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; (ii) R$ 629,753 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal judged at the first instance of CARF on September 18, 2018, which was given partial relief and it is pending of publication of the judgment, in the light of which the Company will take the appropriate measures; (iii) R$ 255,531 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had a Voluntary Appeal rejected by the first instance of CARF, which is why a Special Appeal was filed in the CSRF, which was partially dispatched by an order of which it became aware on July 6, 2018 and in the face of which it filed Regimental Grievance, which is awaiting judgment; (iv) R$ 297,033 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal rejected, reason for which was filed a Special Appeal, which was given partial follow-up; currently, the company awaits judgment of its Special Appeal in so far as it is known and awaits collection of the amounts corresponding to the part in which its Special Appeal was not known, in order to adopt the appropriate judicial measures; (v) R$ 128,404 correspond to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais SA), which had its Voluntary Appeal rejected by the first instance of CARF, which is why a Special Appeal was filed, by an order of which it became aware on September 12, 2018 and in the face of which it filed a regimental grievance that awaits judgment; (vi) R$ 100,686 corresponds to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais SA), which was rejected as unfounded, by decision of which it became aware on September 17, 2018 and in the face of which it filed Voluntary Appeal in the first instance of CARF, currently pending of judgment; and (vii) R$ 522,731 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was challenged as unfounded, by decision of which it became aware on November 27, 2018 and in the face of which it filed a Voluntary Appeal at the first instance of CARF, which is currently pending of judgment.

The Company, supported by the advise of its legal counsel, understand that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

In connection with the so-called Operation Zelotes and other matters, Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters.

The Company believes it is not possible at this time to predict the term  or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Furthermore, as previously disclosed, the Company retained outside counsel, reporting to a Special Committee of the Board of Directors, to investigate certain matters relating to CARF proceedings and ultimately political donations by Company entities.  That investigation by outside counsel has now been concluded and its results have been reported to the Board of Directors and the SEC.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 01, 2013 to R$ 417,820).

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

With respect to the first lawsuit, filed in 2003, in which irregularities are questioned in the administrative proceeding, the Federal Regional Court of the first Region rendered an unfavorable decision to the Company. Against this decision, appeals were directed to the Superior Court of Justice and to the Federal Supreme Court, which are still awaiting admissibility analysis by the Court. With regard to the second lawsuit, filed in 2006, in which the nullity of the CADE judgment is questioned, the Federal Regional Court of the first Region issued a recent unfavorable decision to the Company. Due to procedural defect and omission in the respective judgment, there were opposing Embargoes of Declaration, which are still awaiting judgment by the Federal Regional Court of the first Region. Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights. The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 234,626. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal advisors.

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

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2018	2017
Tax	1,963,859	1,883,562
Labor	126,620	128,849
Civil	44,935	38,770
	2,135,414	2,051,181

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

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

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	2018	2017
Assets
Joint venture
Gerdau Corsa SAPI de C.V.	72	7
Others
Fundação Gerdau	27,867	51,832
	27,939	51,839

Liabilities
Joint venture
Diaco S.A.	(1,350)	—
	(1,350)	—

	2018	2017	2016
Net financial income	545	95	(2,457)

b)             Operations with related parties

During the years ended December 31, 2018, 2017 and 2016, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 1,382,584 as of December 31, 2018 (R$ 630,190 and R$ 421,415 as of December 31, 2017 and 2016, respectively) and purchases in the amount of R$ 129,513 as of December 31, 2018 (R$ 121,618 and R$ 141,275 as of December 31, 2017 and 2016, respectively). The net amount totals R$ 1,253,071 as of December 31, 2018 (R$ 508,572 and R$ 280,140 as of December 31, 2017 and 2016, respectively).

During the years ended December 31, 2018, 2017 and 2016, the Company and its subsidiaries made transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 194 (R$ 689 and R$ 4,732 as of December 31, 2017 and 2016, respectively). Additionally, the Company recorded income of R$ 445 (R$ 801 and R$ 1,001 as of December 31, 2017 and 2016, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	2018	2017	2016
Diaco S.A.	Joint-venture	Financing Agreements	137,700	Aug/18	—	128,019	—
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,875,345	Jan/19 - Dec/21	1,933,929	1,797,856	2,016,260
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	41,571	6,550	—
Gerdau Metaldom S.A.; Aceros Corsa S.A. de C.V. and Gerdau Corsa S.A.P.I de C.V.;	Subsidiary and Joint-venture	Financing Agreements	—	Oct/20	198,619	178,200	—

c)              Debentures

Debentures are held by direct or indirect shareholders in the amount of R$ 0 as of December 31, 2018 (R$ 348 as of December 31, 2017), which corresponds to 0 debentures (63 as of December 31, 2017).

d)    Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Key Management compensation

The cost of the key management salaries, variable compensation and benefits was R$ 50,310 during 2018 (R$ 38,510 in 2017). In 2018, contributions to management’s defined contribution pension plans totaled R$ 1,595 (R$ 1,158 in 2017).

Stock options granted to management are as follows:

	2018
	Number of shares	Weighted exercise price
		R$
Available at beginning of the year	198,000	18.19
Options Cancelled	(198,000)	18.62
Available at the end of the year	—	—

At the end of the year, the Restricted Shares resulting from the conversion process within the key management were:

	2018	2017
Available at beginning of the year	5,945,310	4,831,999
Granted	1,255,286	1,353,930
Exercised	(511,333)	(240,619)
Shares adjustment	(313,716)	—
Available at the end of the year	6,375,547	5,945,310

Additional information on the long-term incentive plan are presented in Note 25.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 23,189 during 2018 (R$ 10,451 and R$ 14,095 during 2017 and 2016, respectively).

NOTE 19 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2018 are as follows:

	2018	2017
Plan assets - Defined contribution pension plan	17,952	1,149
Total assets	17,952	1,149

Actuarial liabilities - Defined benefit pension plan	1,057,846	1,084,758
Acturial liabilities - Post-employment health care benefit	272,369	316,230
Retirement and termination benefit liabilities	26,502	23,876
Total liabilities	1,356,717	1,424,864

Current	157	253
Non-current	1,356,560	1,424,611

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

	1% Increase	1% Decrease
Discount rate	(14,689)	10,346

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,075,377) as of December 31, 2018 (R$ (1,227,722) as of December 31, 2017).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2018	2017	2016
Cost of current service	60,803	60,595	57,619
Interest expense	82,513	90,381	199,389
Return on plan assets	(59,692)	(64,128)	(186,856)
Past service cost	7,065	1,082	2,788
Settlement	3,220	(566)	609
Interest cost on unrecoverable surplus	20,023	21,211	22,916
Net pension cost	113,932	108,575	96,465

The reconciliations of assets and liabilities of the plans are as follows:

	2018	2017
Present value of defined benefit obligation	(4,391,251)	(4,314,592)
Fair value of plan assets	3,568,934	3,456,613
Asset ceiling restrictions on recognition of net funded assets	(235,532)	(226,779)
Net	(1,057,849)	(1,084,758)
Plan assets	—	—
Defined benefit obligation	(1,057,849)	(1,084,758)

Changes in plan assets and actuarial liabilities were as follows:

	2018	2017	2016
Variation of the plan obligations
Obligation at the begining of the year	4,314,592	4,174,653	4,739,299
Cost of service	60,803	60,595	57,619
Interest expense	188,729	195,557	199,389
Payments of the benefits	(318,198)	(335,471)	(317,505)
Past service cost	7,065	1,082	2,788
Supplementary amounts of the plan	17,078	—	—
Settlement	(61,369)	(52,035)	609
Acturial remeasurements	(370,083)	235,549	186,905
Liabilities held for sale	—	(101,794)	—
Exchange Variance	552,634	136,456	(694,451)
Obligation at the end of the year	4,391,251	4,314,592	4,174,653

	2018	2017	2016
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,456,613	3,292,890	3,865,411
Return of the plan assets	165,908	169,304	186,857
Contributions from sponsors	197,828	111,450	(47,574)
Settlement	(64,868)	(51,469)	(6,710)
Payments of benefits	(318,198)	(335,471)	(317,505)
Remeasurement	(253,301)	232,214	109,153
Assets held for sale	—	(73,127)	—
Exchange Variance	384,952	110,822	(496,742)
Fair value of plan assets at the end of the year	3,568,934	3,456,613	3,292,890

The fair value of plan assets include shares of the Company in the amount of R$ 3,427 as of December 31, 2018 (R$ 3,558 as of December 31, 2017).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2018	2017	2016
Remeasurements	253,301	(232,214)	(109,153)
Actuarial Remeasurements	(370,083)	235,549	186,905
Restriction recognized in Other Comprehensive Income	(43,197)	(1,696)	3,065
Remeasurements recognized in Other Comprehensive Income	(159,979)	1,639	80,817

The historical actuarial remeasurements are as follows:

	2018	2017	2016	2015	2014
Present value of defined benefit obligation	(4,391,251)	(4,314,592)	(4,174,653)	(4,739,299)	(3,791,670)
Fair value of the plan assets	3,568,934	3,456,613	3,292,890	3,865,411	3,319,133
Surplus (Deficit)	(822,317)	(857,979)	(881,763)	(873,888)	(472,537)
Experience adjustments on plan liabilities (Gain)	(370,083)	235,549	186,905	(202,749)	466,829
Experience adjustments on plan assets (Gain)	253,301	(232,214)	(109,153)	235,275	(69,748)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2018
	Brazilian Plans	American Plans
Fixed income	98.0%	58.1%
Variable income	—	36.5%
Others	2.0%	5.4%
Total	100.0%	100.0%

	2017
	Brazilian Plans	American Plans
Fixed income	98.0%	48.3%
Variable income	—	45.0%
Others	2.0%	6.7%
Total	100.0%	100.0%

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

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 50% in shares, 40% in debt securities and 10% in alternative securities, and for Brazilian Plan it is close to 100% in fixed income.

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2018 and 2017, respectively:

	2018
	Brazilian Plan	North America Plan
Average discount rate	9.10%	3.50% - 4.25%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2018
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2018
Rate of rotation	Based on plan background	Based on age and/or the service

	2017
	Brazilian Plan	North America Plan
Average discount rate	9.84%	3.25% - 4.25%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2017
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2017
Rate of rotation	Based on plan background	Based on age and/or the service

b)             Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 123,225 in 2018 (R$ 132,399 in 2017).

c)              Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2018	2017	2016
Current service cost	4,144	4,441	4,481
Interests expense	11,082	12,162	15,494
Past service cost	(40,740)	5,769	(75,787)
Net cost pension benefit	(25,514)	22,372	(55,812)

The funded status of the post-employment health benefits plans is as follows:

	2018	2017
Present value of obligations	(272,959)	(316,364)
Total net liabilities	(272,959)	(316,364)

Changes in plan assets and actuarial liabilities were as follows:

	2018	2017	2016
Change in benefit obligation
Benefit obligation at beginning of the year	316,364	305,447	446,842
Cost of service	4,144	4,441	4,481
Interest expense	11,082	12,162	15,494
Past service cost	(40,740)	5,769	(75,787)
Contributions from participants	1,496	1,556	2,212
Payment of benefits	(18,655)	(14,230)	(14,799)
Remeasurements	(40,841)	(14,452)	(3,673)
Exchange variations	40,109	15,671	(69,323)
Benefit obligation at the end of the year	272,959	316,364	305,447

	2018	2017	2016
Change in plan assets
Contributions from sponsors	17,159	12,572	12,463
Contributions from participants	1,496	1,556	2,212
Payments of benefits	(18,655)	(14,128)	(14,675)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2018	2017	2016	2015	2014
Present value of defined benefit obligation	(272,959)	(316,364)	(305,447)	(446,843)	(351,538)
Deficit	(272,959)	(316,364)	(305,447)	(446,843)	(351,538)
Experience adjustments on plan liabilities	(40,841)	(14,452)	(3,673)	(45,884)	42,345

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2018	2017	2016
Losses on actuarial obligation	(40,841)	(14,452)	(3,673)
Actuarial losses recognized in Equity	(40,841)	(14,452)	(3,673)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2018	2017
Average discount rate	3.75% - 4.25%	3.25% - 3.50%
Health treatment - rate assumed next year	6.60% - 6.75%	6.88% - 7.60%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2026 to 2041	4.00% - 4.40%	4.00% - 4.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,051	(1,612)
Effect over benefit plan obligations	27,517	(22,743)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 26,502 as of December 31, 2018 (R$ 23,876 as of December 31, 2017).

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

	2018	2017
Provision for environmental liabilities	132,647	85,191
Current	60,419	21,928
Non-current	72,228	63,263

NOTE 21 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 17 iv, were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. On July 14, 2015, the single quota of that FIDC was sold in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 938,526 as of December 31, 2018 (R$ 1,135,077 as of December 31, 2017) recognized in the account “Obligations with FIDC”.

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

Reconciliations of common and preferred outstanding shares are presented below:

	2018		2017		2016
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,137,327,184	571,929,945	1,137,018,570	571,929,945	1,114,744,538
Acquisition of Treasury shares	—	(16,000,000)	—	—	—	(10,000,000)
Exercise of stock options	—	1,597,235	—	308,614	—	2,274,032
Transfer of shares	—	1,309,336	—	—	—	30,000,000
Balance at the end of the year	571,929,945	1,124,233,755	571,929,945	1,137,327,184	571,929,945	1,137,018,570

As of December 31, 2018, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2018
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,469,922	8.3	653,368,823	38.0
Brazilian institutional investors	2,383,207	0.4	224,073,547	19.6	226,456,754	13.2
Foreign institutional investors	4,836,488	0.8	410,387,290	35.8	415,223,778	24.1
Other shareholders	6,811,349	1.2	394,302,996	34.4	401,114,345	23.3
Treasury stock	1,697,538	0.3	21,797,490	1.9	23,495,028	1.4
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2017
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,471,131	8.3	653,370,032	38.0
Brazilian institutional investors	254,785	0.0	155,227,424	13.5	155,482,209	9.0
Foreign institutional investors	7,254,556	1.3	708,109,387	61.8	715,363,943	41.6
Other shareholders	6,521,703	1.1	178,519,242	15.6	185,040,945	10.8
Treasury stock	1,697,538	0.3	8,704,061	0.8	10,401,599	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2016
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	449,712,654	78.4	202,806,626	17.7	652,519,280	37.9
Brazilian institutional investors	41,883,032	7.3	92,721,295	8.1	134,604,327	7.8
Foreign institutional investors	11,122,498	1.9	705,652,715	61.5	716,775,213	41.8
Other shareholders	69,211,761	12.1	135,837,934	11.9	205,049,695	11.9
Treasury stock	1,697,538	0.3	9,012,675	0.8	10,710,213	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalúrgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johanpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2018
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	8,704,061	75,528
Repurchases	—	—	16,000,000	243,396
Exercise of stock options	—	—	(1,597,235)	(27,433)
Transfer of shares	—	—	(1,309,336)	(11,622)
Closing balance	1,697,538	557	21,797,490	279,869

	2017
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,012,675	98,189
Exercise of stock options	—	—	(308,614)	(22,661)
Closing balance	1,697,538	557	8,704,061	75,528

	2016
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	31,286,707	382,806
Repurchases	—	—	10,000,000	95,343
Exercise of stock options	—	—	(2,274,032)	(10,461)
Transfer of shares	—	—	(30,000,000)	(369,499)
Closing balance	1,697,538	557	9,012,675	98,189

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 12.84 during 2017 (R$ 8.68 and R$ 10.89 during the years ended on December 31, 2017 and 2016, respectively).

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2018
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Other changes	—	(85,483)	(85,483)
Effects of interest changes in subsidiaries	—	(85,483)	(85,483)

	December 31, 2017
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Other changes	—	(21,698)	(21,698)
Effects of interest changes in subsidiaries	—	(21,698)	(21,698)

	December 31, 2016
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Other changes	—	(6,405)	(6,405)
Effects of interest changes in subsidiaries	—	(6,405)	(6,405)

(i) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculates interest on shareholders´ capital in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 127,311 in 2018.

	2018	2017	2016
Net income (loss)	2,303,868	(359,360)	(2,890,811)
Constitution of legal reserve	(115,193)	—	—
Constitution of the tax incentives reserve	(17,051)	—	—
Net income (loss) before dividends and interest on capital	2,171,624	(359,360)	(2,890,811)
Dividends and interest on capital	(765,339)	—	—
Net income (loss) before constitution of investments and working capital reserve	1,406,285	(359,360)	(2,890,811)

Constitution of investments and working capital reserve	(1,406,285)	—	—
Absorption of net loss by investments and working capital reserve	—	359,360	2,890,811

The dividends and interest for the year 2018 amounted to R$ 765,339, as shown below:

Dividends and interest on capital in the years
Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	2018	2017	2016
1st quarter	Interest	0.08	1,701,894	05/21/2018	06/01/2018	136,152	—	—
2nd quarter	Interest	0.14	1,702,095	08/21/2018	08/31/2018	238,293	—	—
2nd quarter	Dividends					—	34,184	51,225
3rd quarter	Dividends	0.13	1,702,138	11/21/2018	12/03/2018	221,278	51,278	34,152
4th quarter	Dividends	0.10	1,696,164	03/06/2019	03/18/2019	169,616	51,020	—
Interest and Dividends						765,339	136,482	85,377
Credit per share (R$)						0.45	0.08	0.05

NOTE 23 — EARNINGS (LOSS) PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2018
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	774,279	1,529,589	2,303,868

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,129,851,598

Earnings per share (in R$) — Basic	1.35	1.35

	2017
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(120,267)	(239,093)	(359,360)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,137,012,265

Loss per share (in R$) — Basic	(0.21)	(0.21)

	2016
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to common and preferred shareholders	(969,954)	(1,920,857)	(2,890,811)

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,626,373

Loss per share (in R$) — Basic	(1.70)	(1.70)

Diluted

2018
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,529,589
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	6,515
1,536,104

Net income allocated to common shareholders	774,279
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(6,515)
767,764

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,129,851,598
Potential increase in number of preferred shares outstanding in respect of stock option plan	14,440,860
Total	1,144,292,458

Earnings per share — Diluted (Common and Preferred Shares)	1.34

Due to the net loss in the years of 2017 and 2016, the Company is considering for these two years the same basic and diluted loss, without considering the effects on the diluted calculation of the potential increase in preferred shares as a result of the long-term incentive plans.

NOTE 24 — NET SALES

The net sales revenues for the year are composed of:

	2018	2017	2016
Gross sales	51,861,423	42,156,553	42,935,022
Taxes on sales	(3,793,516)	(2,956,896)	(2,765,957)
Discounts	(1,908,429)	(2,282,038)	(2,517,398)
Net sales	46,159,478	36,917,619	37,651,667

NOTE 25 - LONG-TERM INCENTIVE PLANS

a)  Restricted Shares and Performance Shares Summary:

Balance on January 1, 2016	12,525,256
Granted	13,357,922
Cancelled	(3,046,593)
Exercised	(2,403,094)
Balance on December 31, 2016	20,433,491
Granted	3,170,952
Cancelled	(1,901,782)
Exercised	(2,727,577)
Balance on December 31, 2017	18,975,084
Granted	2,411,345
Cancelled	(3,150,635)
Exercised	(3,974,293)
Balance on December 31, 2018	14,261,501

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement on December 31, 2018 were R$ 41,186 (R$ 25,403 on December 31, 2017).

As of December 31, 2018 the Company has a total of 21,797,490 preferred shares in treasury and, according to note 22, these shares may be used for serving this plan.

b) Stock Options Plan:

	2018		2017		2016
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	292,391	17.91	569,115	16.64	1,074,246	18.36
Options Exercised	(33,499)	14.86	—	—	—	—
Options Forfeited	(243,412)	18.62	(276,724)	15.11	(505,131)	20.49
Available at the end of the year	15,480	16.72	292,391	17.91	569,115	16.64

The average market price of the share in the year ended December 31, 2018 was R$ 15.70 (R$ 11.19 and R$ 11.68 in the years ended on December 31, 2017 and 2016, respectively).

Exercise price		Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at December 31, 2018*
				R$
R$	16.86	10,754	0.2	15.90	10,754
R$	18.58	4,726	4.0	18.58	4,726
		15,480			15,480

*The total of options vested that are exercisable on December 31, 2018 is 15,480 (57,668 and 57,678 on December 31, 2017 and 2016).

NOTE 26 — SEGMENT REPORTING

	Business Segments
	2018
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	15,745,161	19,927,390	3,801,210	8,158,626	(1,472,909)	46,159,478
Cost of sales	(13,044,433)	(18,164,834)	(3,230,952)	(7,064,608)	1,494,727	(40,010,100)
Gross profit	2,700,728	1,762,556	570,258	1,094,018	21,818	6,149,378
Selling, general and administrative expenses	(564,031)	(607,581)	(136,707)	(186,037)	(168,438)	(1,662,794)
Other operating income (expenses)	(33,814)	19,114	(11,421)	10,081	(18,952)	(34,992)
Results in operations with subsidiaries and associate company	—	—	—	—	(414,507)	(414,507)
Equity in earnings of unconsolidated companies	(1,700)	(77,872)	51,648	15,629	22,436	10,141
Operational (Loss) income before financial income (expenses) and taxes	2,101,183	1,096,217	473,778	933,691	(557,643)	4,047,226
Financial result, net	(442,966)	(37,351)	(117,270)	(112,109)	(1,180,099)	(1,889,795)
Income (Loss) before taxes	1,658,217	1,058,866	356,508	821,582	(1,737,742)	2,157,431
Income and social contribution taxes	(410,651)	(224,897)	(86,667)	(191,386)	1,082,552	168,951
Net income (Loss)	1,247,566	833,969	269,841	630,196	(655,190)	2,326,382

Supplemental information:
Net sales between segments	1,280,770	84,335	4,988	102,816	—	1,472,909

Depreciation/amortization	951,826	511,154	88,537	340,297	—	1,891,814

Investments in associates and jointly-controlled entities	3,250	301,271	701,233	213,899	148,149	1,367,802
Total assets	17,473,039	14,659,926	4,421,487	8,825,830	5,900,747	51,281,029
Total liabilities	8,072,380	4,935,210	1,053,007	1,736,085	9,545,776	25,342,458

	Business Segments
	2017
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	12,562,727	15,433,380	4,025,736	6,228,543	(1,332,767)	36,917,619
Cost of sales	(10,996,383)	(14,823,590)	(3,523,394)	(5,301,172)	1,331,544	(33,312,995)
Gross profit	1,566,344	609,790	502,342	927,371	(1,223)	3,604,624
Selling, general and administrative expenses	(539,613)	(569,696)	(202,862)	(166,656)	(176,081)	(1,654,908)
Other operating income (expenses)	(11,513)	29,113	11,260	14,989	47,882	91,731
Impairment of assets	(45,279)	(1,069,528)	—	—	—	(1,114,807)
Results in operations with subsidiaries and associate company	—	—	—	—	(721,682)	(721,682)
Reversal of contingent liabilities, net	—	—	—	—	929,711	929,711
Equity in earnings of unconsolidated companies	—	(111,581)	41,554	15,460	19,970	(34,597)
Operational (Loss) income before financial income (expenses) and taxes	969,939	(1,111,902)	352,294	791,164	98,577	1,100,072
Financial result, net	(564,397)	(46,184)	(74,301)	(122,837)	(335,629)	(1,143,348)
Income (Loss) before taxes	405,542	(1,158,086)	277,993	668,327	(237,052)	(43,276)
Income and social contribution taxes	(103,263)	201,807	(123,552)	(192,902)	(77,481)	(295,391)
Net income (Loss)	302,279	(956,279)	154,441	475,425	(314,533)	(338,667)

Supplemental information:
Net sales between segments	1,216,526	59,478	6,490	50,273	—	1,332,767

Depreciation/amortization	909,333	684,121	155,038	344,059	—	2,092,551

Investments in associates and jointly-controlled entities	—	346,080	584,898	199,647	149,674	1,280,299
Total assets	17,051,262	14,872,755	5,208,265	8,834,041	4,335,438	50,301,761
Total liabilities	9,592,948	3,315,546	1,711,963	2,753,091	9,034,272	26,407,820

	Business Segments
	2016
	Brazil Operation	North America Operation	South America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	11,634,862	15,430,814	4,775,598	6,884,733	(1,074,340)	37,651,667
Cost of sales	(10,405,078)	(14,514,789)	(4,103,231)	(6,238,749)	1,073,906	(34,187,941)
Gross profit	1,229,784	916,025	672,367	645,984	(434)	3,463,726
Selling, general and administrative expenses	(678,369)	(778,218)	(253,177)	(284,962)	(244,302)	(2,239,028)
Other operating income (expenses)	2,111	26,223	41,396	14,166	43,951	127,847
Impairment of assets	—	(2,779,146)	(138,765)	—	—	(2,917,911)
Results in operations with subsidiaries and associate company	—	—	—	—	(58,223)	(58,223)
Equity in earnings of unconsolidated companies	—	(46,917)	16,366	—	17,780	(12,771)
Operational (Loss) income before financial income (expenses) and taxes	553,526	(2,662,033)	338,187	375,188	(241,228)	(1,636,360)
Financial result, net	(603,373)	(63,654)	(96,822)	(148,313)	(33,093)	(945,255)
Income (Loss) before taxes	(49,847)	(2,725,687)	241,365	226,875	(274,321)	(2,581,615)
Income and social contribution taxes	13,140	133,818	(107,124)	(64,348)	(279,800)	(304,314)
Net income (Loss)	(36,707)	(2,591,869)	134,241	162,527	(554,121)	(2,885,929)

Supplemental information:
Net sales between segments	885,050	90,267	6,386	92,637	—	1,074,340

Depreciation/amortization	952,848	874,299	182,672	526,136	—	2,535,955

Investments in associates and jointly-controlled entities	—	303,526	404,522	—	90,796	798,844
Total assets	18,672,770	16,459,784	5,582,926	11,970,202	1,949,459	54,635,141
Total liabilities	10,761,705	3,407,444	1,651,590	6,519,255	8,020,494	30,360,488

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2018	2018	2018	2018	2018
Net sales	17,284,473	4,785,281	23,524,381	565,343	46,159,478
Total assets	26,283,287	5,251,637	19,746,105	—	51,281,029

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2017	2017	2017	2017	2017
Net sales	13,450,378	4,769,526	18,142,218	555,497	36,917,619
Total assets	23,872,075	6,009,394	19,629,950	790,342	50,301,761

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2016	2016	2016	2016	2016
Net sales	12,229,582	5,828,564	17,917,485	1,676,036	37,651,667
Total assets	24,266,983	6,159,387	23,463,447	745,324	54,635,141

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

NOTE 27 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2018	2017
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	64,676,890	57,062,113
Business Interruption	Net income plus fixed expenses	6,610,851	6,464,512
Civil Liability	Industrial operations	627,718	535,896

NOTE 28 — IMPAIRMENT OF ASSETS

The Company performs tests for impairment of assets, notably goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts. The impairment test of these assets are assessed based on the analysis of facts or circumstances that may indicate the need to perform the impairment test and are performed at least annually, for groups of cash generating units containing goodwill, in December, or whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

To determine the recoverable amount of each cash generating unit, the Company uses the discounted cash flow method, using as basis, financial and economic projections for each one. The projections are prepared by taking into consideration observed changes in the economic scenario in the market where the Company operates, as well as assumptions with respect to future results and the historical profitability of each segment.

The Company maintains its monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity.

In 2018, no impairment losses were recognized for goodwill and other long-lived assets.

During the fourth quarter of 2017, the Company identified an increase in the pre-tax discount rate at a higher intensity than that contemplated in the quarterly monitoring conducted during the year in the North America segment. As a result, the Company performed the impairment test for goodwill and other long-lived assets, in which impairment losses were recognized in the amount of R$ 1,114,807, of which R$ 265,369 as a result of the impairment test of other long-lived assets (note 28.1) and R$ 849,438 as a result of the goodwill impairment test (note 28.2).

28.1 Other assets Impairment test

In 2018, no impairment losses were recognized for other long-lived assets.

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

28.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In 2018, no impairment losses were recognized for goodwill.

In the fourth quarter of 2017, the Company evaluated the recoverability of the goodwill of its segments. Based on the aforementioned events, notably the increment in the pre tax discount rate in the North America segment, the analyzes carried out identified a loss due to non-recoverability of goodwill in the amount of R$ 849,438 for the North America segment.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2018 test were: a) North America: 3% (3% in December 2017); b) Special Steel: 3% (3% in December 2017); c) South America: 3% (3% in December 2017); and d) Brazil: 3% (3% in December 2017).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were: a) North America: 13.8% (13.6% in December 2017); b) Special Steel: 14.7% (13.1% in December 2017); c) South America: 17.1% (14.7% in December 2017); and d) Brazil 16.4%: (15.2% in December 2017).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: exceeded the book value by R$ 2,157 million (below the book value by R$ 849 million in 2017); b) South America: exceeded the book value by R$ 730 million (exceeded the book value by R$ 437 million in 2017); c) Special Steel: exceeded the book value by R$ 3,019 million (exceeded the book value by R$ 3,989 million in 2017); and d) Brazil: exceeded the book value by R$ 3,924 million (exceeded the book value by R$ 1,747 million in 2017).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: exceeded book value by R$ 1,474 million (below the book value by R$ 506 million in 2017); b) Special Steel: exceeded book value by R$ 2,483 million (exceeded the book value by R$ 3,422 million in 2017); c) South America: exceeded book value by R$ 593 million (exceeded the book value by R$ 265 million in 2017);  and d) Brazil: exceeded the book value by R$ 3,048 million (exceeded the book value by R$ 999 million in 2017).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 1,672 million (below the book value by R$ 310 million in 2017); b) Special Steel: exceeded the book value by R$ 2,645 million (exceeded the book value by R$ 3,596 million in 2017); c) South America: exceeded the book value by R$ 640 million (exceeded the book value by R$ 318 million in 2017); and d) Brazil: exceeded the book value by R$ 3,318 million (exceeded the book value by R$ 1,254 million in 2017).

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

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature is as follows:

	2018	2017	2016
Depreciation and amortization	(1,891,814)	(2,092,551)	(2,535,955)
Labor expenses	(5,724,352)	(5,514,721)	(6,508,834)
Raw material and consumption material	(29,623,418)	(23,423,950)	(22,863,693)
Freight	(2,770,516)	(2,281,773)	(2,279,459)
Impairment of assets	—	(1,114,807)	(2,917,911)
Gains and losses on assets held for sale and sales of interest in subsidiaries	(414,507)	(721,682)	(58,223)
Reversal of provision for tax liabilities, net	—	929,711	—
Other expenses/income, net	(1,697,786)	(1,563,177)	(2,111,181)
	(42,122,393)	(35,782,950)	(39,275,256)

Classified as:
Cost of sales	(40,010,100)	(33,312,995)	(34,187,941)
Selling expenses	(570,431)	(524,965)	(710,766)
Allowance for doubtful accounts	(9,914)	—	—
General and administrative expenses	(1,082,449)	(1,129,943)	(1,528,262)
Other operating income	235,421	260,618	242,077
Other operating expenses	(270,413)	(168,887)	(114,230)
Impairment of assets	—	(1,114,807)	(2,917,911)
Gains and losses on assets held for sale and sales of interest in subsidiaries	(414,507)	(721,682)	(58,223)
Reversal of provision for tax liabilities, net	—	929,711	—
	(42,122,393)	(35,782,950)	(39,275,256)

NOTE 30 — FINANCIAL INCOME

	2018	2017	2016

Income from short-term investments	68,721	85,153	142,965
Interest income and other financial income	135,279	141,462	109,080
Financial Income	204,000	226,615	252,045

Interest on debt	(1,177,686)	(1,323,448)	(1,540,797)
Monetary variation and other financial expenses	(401,655)	(402,836)	(469,208)
Financial Expenses	(1,579,341)	(1,726,284)	(2,010,005)

Bonds repurchases	(223,925)	—	—
Exchange Variation, net	(322,621)	(4,057)	851,635
Reversal of interest on provision for tax liabilities, net	—	369,819	—
Gains and losses on derivative financial instruments, net	32,092	(9,441)	(38,930)
Financial result, net	(1,889,795)	(1,143,348)	(945,255)

**************************************