Form 20-F
period 2019-12-31
GERDAU S.A.
filed 2020-03-31
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14878

GERDAU S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Dra. Ruth Cardoso, 8,501 – 8° floor São Paulo, São Paulo - Brazil CEP 05425-070
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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2019 was:

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

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 50% stake, in the Dominican Republic, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 70% stake and the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, the investment in Diaco S.A., in Colombia, in which the Company holds a 49.86% stake, the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.50% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2019.

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

A.            SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with the IFRS financial statements of the Company, appearing elsewhere in this Annual Report, and section “Operating and Financial Review and Prospects”. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2019, 2018, 2017, 2016 and 2015 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2019	2018	2017	2016	2015
NET SALES	39,644,010	46,159,478	36,917,619	37,651,667	43,581,241
Cost of sales	(35,440,726)	(40,010,100)	(33,312,995)	(34,187,941)	(39,290,526)

GROSS PROFIT	4,203,284	6,149,378	3,604,624	3,463,726	4,290,715
Selling expenses	(476,339)	(570,431)	(524,965)	(710,766)	(785,002)
General and administrative expenses	(954,117)	(1,082,449)	(1,129,943)	(1,528,262)	(1,797,483)
Other operating income	636,847	235,421	260,618	242,077	213,431
Other operating expenses	(187,647)	(270,413)	(168,887)	(114,230)	(116,431)
Impairment of financial assets	(21,044)	(9,914)	—	—	—
Impairment of non-financial assets	—	—	(1,114,807)	(2,917,911)	(4,996,240)
Gains and losses on assets held for sale and sales of interest in subsidiaries	—	(414,507)	(721,682)	(58,223)	—
Reversal of provision for tax liabilities, net	—	—	929,711	—	—
Equity method investees	(17,050)	10,141	(34,597)	(12,771)	(24,502)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	3,183,934	4,047,226	1,100,072	(1,636,360)	(3,215,512)
Financial income	223,213	204,000	226,615	252,045	378,402
Financial expenses	(1,469,754)	(1,579,341)	(1,726,284)	(2,010,005)	(1,780,366)
Bond repurchases expenses	—	(223,925)	—	—	—
Exchange variations, net	(247,555)	(322,621)	(4,057)	851,635	(1,564,017)
Reversal of interest on provision for tax liabilities, net	—	—	369,819	—	—
Gains and losses on derivative financial instruments, net	(15,118)	32,092	(9,441)	(38,930)	87,085

INCOME (LOSS) BEFORE TAXES	1,674,720	2,157,431	(43,276)	(2,581,615)	(6,094,408)

Current	(240,400)	(629,209)	(313,758)	(110,511)	(158,450)
Deferred	(217,433)	798,160	18,367	(193,803)	1,656,872
Income and social contribution taxes	(457,833)	168,951	(295,391)	(304,314)	1,498,422

NET INCOME (LOSS)	1,216,887	2,326,382	(338,667)	(2,885,929)	(4,595,986)

ATTRIBUTABLE TO:
Owners of the parent	1,203,736	2,303,868	(359,360)	(2,890,811)	(4,551,438)
Non-controlling interests	13,151	22,514	20,693	4,882	(44,548)
	1,216,887	2,326,382	(338,667)	(2,885,929)	(4,595,986)

	(Expressed in thousands of Brazilian Reais- R$ except quantity of shares and amounts per share)
	2019	2018	2017	2016	2015
Basic earnings (loss) per share — in R$
Common	0.71	1.35	(0.21)	(1.70)	(2.69)
Preferred	0.71	1.35	(0.21)	(1.70)	(2.69)
Diluted earnings (loss) per share — in R$
Common	0.70	1.34	(0.21)	(1.70)	(2.69)
Preferred	0.70	1.34	(0.21)	(1.70)	(2.69)
Cash dividends declared per share — in R$
Common	0.21	0.45	0.08	0.05	0.15
Preferred	0.21	0.45	0.08	0.05	0.15

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Weighted average Preferred Shares outstanding during the year (1)	1,125,408,180	1,129,851,598	1,137,012,265	1,132,626,373	1,117,034,926
Number of Common Shares outstanding at year end (2)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945
Number of Preferred Shares outstanding at year end (2)	1,127,010,827	1,124,233,755	1,137,327,184	1,137,018,570	1,114,744,538

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of the year.

	On December 31,
	2019	2018	2017	2016	2015
	(Expressed in thousands of Brazilian Reais - R$)
Balance sheet selected information
Cash and cash equivalents	2,641,652	2,890,144	2,555,338	5,063,383	5,648,080
Short-term investments	3,652,949	459,470	821,518	1,024,411	1,270,760
Current assets	18,235,713	17,503,082	17,982,113	17,796,740	22,177,498
Current liabilities	7,424,537	8,504,253	7,714,120	8,621,509	7,863,031
Net working capital (1)	10,811,176	8,998,829	10,267,993	9,175,231	14,314,467
Property, plant and equipment, net	15,901,493	15,546,481	16,443,742	19,351,891	22,784,326
Net assets (2)	27,173,127	25,938,571	23,893,941	24,274,653	31,970,383
Total assets	54,002,970	51,281,029	50,301,761	54,635,141	70,094,709
Short-term debt (including “Current Portion of Long-Term Debt”)	1,544,211	1,822,183	2,004,341	4,458,220	2,387,237
Long-term debt, less current portion	11,594,612	11,545,658	14,457,315	15,959,590	23,826,758
Debentures - short term	18,015	2,755	—	—	—
Debentures - long term	2,893,029	1,536,118	47,928	165,423	246,862
Equity	27,173,127	25,938,571	23,893,941	24,274,653	31,970,383
Capital	19,249,181	19,249,181	19,249,181	19,249,181	19,249,181

(1)  Total current assets less total current liabilities.

(2)  Total assets less total current liabilities and less total non-current liabilities.

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2019, the Company had 571,929,945 common shares and 1,127,010,827 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2015. The figures are expressed in Brazilian reais and U.S. dollars. The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock

1st Quarter 2015 (1)	05/06/2015	0.0600	0.0197
2nd Quarter 2015 (1)	08/12/2015	0.0500	0.0144
3rd Quarter 2015	10/29/2015	0.0400	0.0102
2nd Quarter 2016	08/10/2016	0.0300	0.0096
3rd Quarter 2016	11/04/2016	0.0200	0.0062
2nd Quarter 2017	08/08/2017	0.0200	0.0064
3rd Quarter 2017	11/07/2017	0.0300	0.0092
4rd Quarter 2017	02/27/2018	0.0300	0.0092
1st Quarter 2018 (1)	05/08/2018	0.0800	0.0224
2nd Quarter 2018 (1)	08/07/2018	0.1400	0.0373
3rd Quarter 2018	11/06/2018	0.1300	0.0345
4th Quarter 2018	02/20/2019	0.1000	0.0268
1st Quarter 2019	05/07/2019	0.0700	0.0176
2nd Quarter 2019	08/06/2019	0.0700	0.0177
3rd Quarter 2019	10/29/2019	0.0400	0.0100
4th Quarter 2019	02/18/2020	0.0300	0.0069

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

The main metal input for the Company’s mini-mills is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic suppliers and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

Outbreaks of disease and health epidemics could have a negative impact on our business revenues and results of operations.

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel corona virus called COVID-19 virus was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. Since that time the virus has been identified in virtually every country, and travel to and from China, most Europe, India, the United States and other countries, including Brazil, have been suspended or restricted by certain air carriers and foreign governments. On March 2, 2020, the World Health Organization declared the coronavirus outbreak a “pandemic”, which is disease that is widespread around the world with an impact on society. The term has been applied to only a few diseases in history, including the deadly flu of 1918, the H1N1 flu in 2009 and HIV/AIDS. The ongoing COVID-19 has resulted in extended shutdowns of certain businesses and other activities in many countries, including the United States, Europe and Brazil.

In relation to the Company, the operations in Peru and Argentina have been shut down due to the decisions taken by their respective federal governments. which have declared a state of national emergency. In the United States. the Special Steel industrial operations also have been shut down, given the slowdown in the automotive industry. Shipments to our customers are being maintained according to their needs.

The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

Demand for our steel products is directly linked to overall economic activity within those international markets in which we sell our products. A decline in the level of activity in either the domestic or the international markets within which we operate as a consequence of the COVID-19 pandemic and measures to contain it could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

The deterioration of Brazilian and global economic conditions could, among other things:

•	further negatively impact global demand for steel, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;

•	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

•	impair the financial condition of some of our customers, suppliers or counterparties, thereby increasing customer bad debts or non-performance by suppliers or counterparties; and

•	decrease the value of certain of our investments.

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

Gerdau has one mining dam for the disposal of tailings in the state of Minas Gerais, the Alemães Dam, which has been in operation since 2011 and is regularly monitored. The data from the monitoring instruments are within the safety limits, with the dam classified as Class B (low risk) in accordance with the National Mining Dam Registry available on the website of the National Mining Agency (ANM). Gerdau adopts rigorous standards for engineering control and environmental supervision and conducts a half-yearly Geotechnical Stability Audit to ensure the stability of the dam. Gerdau has Mining Dam Emergency Action Plans that are filed at the regulatory agencies, as required by applicable law.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During reviews in 2019, the Company maintained its investment grade with S&P and Fitch, with positive and stable outlook, respectively, and its Ba1 rating with Moody’s with positive outlook.

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

In September 2015, the Company concluded the process of eliminating financial covenants in all of its contracts. Since October 2015, only financial transactions with BNDES contemplate monitoring of the Company's indebtedness indexes, but with distinct characteristics in relation to those previously contained in the contracts with commercial banks (for more information, see Item 5.B.—Liquidity and Capital Resources — Indebtedness Ratios). In June 2019, the contracts with the BNDES were prepaid.

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

The Brazilian real depreciated against the U.S. dollar by 1.5% in 2017, 17.1% in 2018 and 4.0% in 2019. Further pronounced depreciation has occurred to date in 2020, with the real having now depreciated a further 24.1% through March 26, 2020.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$13 billion at December 31, 2019, representing 80.8% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

Exchange rate instability also may adversely affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

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

The principal litigations are described more fully in “Legal Proceedings.” and in Note 19 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. Among the material matters for which no provision has been established because they are considered as possible contingent liabilities (possibility of any outflow in settlement is possible):

•	The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, representing claims that totaled R$ 631,940.

•	The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 336,134; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,010,863, (iii) social security contributions in the total of R$ 95,436 and (iv) other taxes, the updated total amount of which is currently R$ 614,609.

•	The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 754,215.

•	The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 431,718.

•	The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,236,144.

•	The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,780,131.

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.

The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and currently there is not enough information to determine whether a provision for losses is required or any additional disclosures.

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

On February 25, 2016, the Federal Police came to Gerdau’s premises to execute court ordered searches and seizures, taking documents and data for examination. The Federal Police also interviewed certain individuals associated with Gerdau, including its former Chief Executive Officer and another former Board member. On that same date, the Company filed a notice to the market before SEC and CVM and informed Bovespa and the New York Stock Exchange (NYSE). Furthermore, as previously disclosed, the Company retained outside counsel, reporting to a Special Committee of the Board of Directors, to investigate certain matters relating to CARF proceedings and ultimately political donations by Company entities. That investigation by outside counsel has now been concluded and its results have been reported to the Board of Directors and the SEC. The Company has also been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. See Note 19 to the Consolidated Financial Statements (Tax, Civil and Labor Claims and Contingent Assets) for further information.

Although the Company does not presently believe that these matters will have a material adverse effect on its business, given the inherent uncertainties in such situations, the Company can provide no assurance that these matters will not be material to its business in the future. In this sense, the Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

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

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S.-based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus, citing doubts about the result of a presidential election in October and a push to trim its costly pension system, seen as vital to closing a huge fiscal deficit. In December 2019, the outlook was updated to positive outlook. In February 2018, Fitch downgraded Brazil’s sovereign debt credit rating from BB to BB-minus saying the country’s failure to put a social security overhaul to a vote undermines public finances. In April 2018, Moody’s kept Brazil’s sovereign debt credit rating at Ba2 with an updated stable outlook.

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

Brazil has experienced heightened economic and political instability derived from various causes such as corruption and scandals’ currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato.

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

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. Dr Ruth Cardoso, 8501 - 8º floor, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300.

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

On November 26, 2019, the Company, through its subsidiary Gerdau Aços Longos S.A., entered into a final agreement with Hierros Añón, S.A. and Gallega de Mallas, S.L. for the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”), a company located in Caucaia, in the metropolitan area of Fortaleza, state of Ceará, with transaction value of US$ 110.8 million (equivalent to R$ 446.6 million on December 31, 2019), subject to the typical adjustments to the acquisition price. The consummation of the transaction is subject to approval by Brazil’s antitrust agency (CADE) and to the fulfillment of conditions precedent typical to transactions of this type.

B.            BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini-mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2018 (the most recent year for which information is available), 28.% of the total crude steel production in the world was through mini-mill process and the remaining 71.2% was through the integrated process.

Crude Steel Production by Process in 2018*

	Crude Steel Production (in million	Production by Process (%)
Blast Furnace	tonnes)	Mini-mill	Integrated
World	1,808	28.8	71.2
China	928	11.6	88.4
India	107	53.3	46.7
Japan	104	25.0	75.0
U.S.A.	87	68.0	32.0
S. Korea	72	33.4	66.6
Russia	72	30.8	69.2
Germany	42	29.9	70.1
Turkey	37	69.1	30.9
Brazil	35	21.0	79.0

Source: World Steel/World Steel In Figures

*Most recent year for which information available

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,343 million tonnes in 2008 to a forecast of 1,808 million tonnes in 2018.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 4.50% from 1,730 million tonnes in 2017 to 1,808 million tonnes in 2018.

Crude Steel Production (in million tonnes)

Source: World Steel/Annual Statistics

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2018, China’s crude steel production was 928.3 million tonnes, an increase of 6.6% compared to 2017. In 2018, China’s share of world steel production was 51% of world total crude steel.

Crude Steel Production by Country in 2018 (million tonnes)

 Source: World Steel/Annual Statistics

The Brazilian Steel Industry

According World Steel Association, in 2018 Brazil was the world’s 9th largest producer of crude steel, with a production of 34.7 million tonnes, a 2.0% share of the world market and 78.4% of the total steel production in South America during the year.

Total sales of Brazilian steel products were 32.2 million tonnes in 2019, 35.4 million tonnes in 2018 and 34.4 million tonnes in 2017, exceeding domestic demand of 20.6 million tonnes in 2019, 21.2 million tonnes in 2018 and 19.2 million tonnes in 2017. In 2019, total steel sales in the domestic market increased 1.3% from 2018, going from 18.3 million tonnes to 18.5 million tonnes.

In 2019, the total of Brazilian steel products sales was 30.9 million tonnes. The breakdown of total sales was 66.7% or 20.6 million tonnes of flat steel products, formed by domestic sales of 10.9 million tonnes and exports of 9.7 million tonnes. The remaining 33.3% or 10.3 million tonnes represented sales of long steel products, which consisted of domestic sales of 7.6 million tonnes and exports of 2.7 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2019, the Brazilian GDP increased by 1.1% and steel consumption decreased by 3%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2019, Brazilian steel exports totaled 12.4 million tonnes, representing 40.2% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 8.5 million tonnes in 2019, 9.6 million tonnes in 2018 and 9.4 million tonnes in 2017, representing 68.6% 67.8% and 64.0% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

Source: Instituto Aço Brasil

Brazil used to be a small importer of steel products. In 2019, imports from Brazil were 2.3 million tonnes, 2.4 million tonnes in 2018 and 2.3 million tonnes in 2017. In 2019, imports represented 11.2% of apparent domestic consumption, an increase compared to 2018, which was mainly due to higher prices in the domestic market compared to the international market.

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

In response to these conditions, in March 2002, Former President George W. Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, Former President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products. More recently, in a White House signing ceremony on March 8, 2018, President Donald Trump announced he was imposing import tariffs of 25% on steel and 10% on aluminum. After invoking a rarely-used Cold War-era law last year, Commerce Secretary Wilbur Ross concluded imports were a threat, and he recommended the imposition of these new restrictions covering an estimated $46.1 billion of imports, or about 2% of total U.S. goods imported in 2017.

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

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 23rd largest steel producer based on its consolidated crude steel production in 2018, the most recent year for which information is available.

Gerdau operates steel mills that produce steel by direct iron ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 39 steel producing facilities globally.

As of December 31, 2019, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associates companies, was approximately 20.0 million tonnes of crude steel and 16.6 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 54.0 billion, shareholders’ equity (including non-controlling interests) of R$ 27.2 billion, consolidated net sales of R$ 39.6 billion and a total consolidated net income (including non-controlling interests) of R$ 1,216.9 million for the period ended on December 31, 2019.

Its product mix includes crude steel (slabs, blooms and billets), which is sold to rolling plants; finished products for the construction industry, such as rebar, wire-rods, structural shapes, hot-rolled coils and heavy plates; finished industrial products, such as commercial rolled-steel bars, light profiles and wires; and agricultural products, such as stakes, smooth wire and barbed-wire. Gerdau also produces special steel items using cutting-edge technology.

The Company currently operates 11 steel production units in the United States, Canada and Mexico, and believes it is one of the leading companies in North America in the production of certain long steel products, such as rebar, wire rod, bars and beams.

The Company’s operating strategy is based on the acquisition and construction of steel mills located near its clients and the sources of the raw materials needed make steel, such as scrap steel, pig iron and iron ore. Therefore, historically, most of production has been directed to supply the local markets of the regions where the Company operates. However, the Company also exports an excess portion of its production to other countries.

Through its subsidiaries and associate companies, the Company also engages in other activities related to the production and sale of steel products, including reforestation projects; electric power generation projects; production of iron ore and pig iron; as well as fab shops and downstream operations.

Operations

The Company sells its products to a diversified list of customers for use in the construction, manufacturing and agricultural industries. Shipments by the Company’s Brazilian operations include both domestic and export sales. Most of the shipments by the Company’s business segments in North and Latin America (except Brazil) are aimed at their respective local markets.

The Company manages its Business Segments as follows:

•	Brazil Business Segment - includes operations in Brazil (excluding Special Steel) and iron ore operation in Brazil;

•	North America Business Segment - includes all operations in North America (Canada, United States and Mexico), except special steels, in addition to associate and joint venture, both of which are located in Mexico;

•	South America Business Segment - includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition to the joint ventures in the Dominican Republic and Colômbia; and

•	Special Steel Business Segment - includes the special steel operations in Brazil and the United States.

The following tables present the Company’s consolidated shipments in tonnage and net sales by Business Segment for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Segments (1)	Year ended December 31,
(1,000 tonnes)	2019	2018	2017
TOTAL	12,090	14,559	14,938
Brazil	5,609	5,535	5,608
North America	4,275	6,085	6,313
South America	1,059	1,307	1,723
Special Steel	1,586	2,111	1,977
Eliminations and Adjustments	(439)	(479)	(683)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Segments (1)	Year ended December 31,
(R$ million)	2019	2018	2017
TOTAL	39,644	46,159	36,918
Brazil	16,122	15,745	12,563
North America	14,656	19,927	15,433
South America	3,259	3,801	4,026
Special Steel	6,702	8,159	6,229
Eliminations and Adjustments	(1,095)	(1,473)	(1,333)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A. Consolidated	Year ended December 31,
annual production (1) (million tonnes)	2019	2018	2017
Crude Steel Production	12,453	15,344	16,120
Rolled Steel Production	10,972	13,749	14,047
Iron Ore Production	6,130	7,317	7,265

(1) The information does not include data from associate and joint ventures.

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

Steel shipments decreased slightly in 2019 compared to 2018, due to the decline in exports. On the other hand, a highlight was the growth in flat steel shipments in the domestic market, especially the higher penetration in the oil, gas and wind power sectors.

In 2019, around 26% of the production sold in Brazil was distributed through Gerdau’s distribution channel, with stores throughout Brazil (Comercial Gerdau) serving a significant number of customers. Another important distribution channel is the independent distributors’ network, formed by points of sales to which Gerdau sells its products, giving it comprehensive national coverage. Sales through its distribution network and to final industrial and construction consumers are made by Gerdau employees and authorized sales representatives working on commission. This Business Segment has annual crude steel installed capacity of 8.2 million tonnes and 6.7 million tonnes of finished steel products.

Iron ore information

Gerdau’s mineral assets were incorporated to its business through the acquisition of lands and mining rights of Grupo Votorantim, in 2004, encompassing the Miguel Burnier, Várzea do Lopes, and Gongo Soco compounds, located in the iron producing region in the state of Minas Gerais, Brazil. From 2004 to 2019, several geological surveys (drilling and superficial geological mapping) were conducted in order to obtain further information on the acquired resources.

The following table shows Gerdau's iron ore production in the last five fiscal years:

Gerdau S.A. Production of Iron ore	Period ended in December, 31
(million of tonnes)	2019	2018	2017	2016	2015
Iron ore Production	6,130	7,317	7,265	8,647	7,419

North America Business Segment

The North America Business Segment has annual production capacity of 7.8 million tonnes of crude steel and 5.7 million tonnes of finished steel products. It has a vertically integrated network of 10 steel units, scrap recycling facilities and downstream operations. North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini-mill operations is recycled steel scrap.

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

The decrease in steel shipments in 2019 compared to 2018 was mainly due to the sale of certain production assets of the wire-rod operations as of April 2018 and of the rebar operations as of November 2018 in the United States. In the remaining operations, shipments remained relatively stable.

South America Business Segment

The South America Business Segment comprises of five steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini-mills facilities with annual manufacturing capacity of 1.7 million tonnes of crude steel and 1.0 million tonnes of finished steel products. The countries in the South America Business Segment are Argentina, Peru, Venezuela and Uruguay. Gerdau also operates in the markets of Colombia and Dominican Republic through joint ventures. Steel shipments decreased in 2019 compared to 2018, mainly due to the sale of the operation in Chile. Excluding this effect, steel shipments were relatively stable.

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

In North America, the Special Steel Segment is present in the United States, with three units located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas). The company also operates a downstream unit in Huntington (Indiana). The segment has annual installed production capacity of 1.3 million tonnes of crude steel and 1.3 million tonnes of rolled steel products, with a portfolio of more than 200 clients located mainly in the United States, Canada and Mexico.

The plants of this business segment have commercial and operational synergies.

Exports

In 2019, some factors marked the dynamics of demand and international steel prices. We can highlight the slower behavior of China in relation to steel exports and measures of economic protectionism in relevant markets such as the United States and the European Union, which forced major producers to seek new markets.

Crude steel production in China is expected to reach a level of 980 ~ 985 million tonnes in 2019 (December figures not yet released), which represents a growth of just over 6% compared to the previous year, where steel production crude was 928 million tonnes. However, Chinese steel exports in the first 11 months of the year were 59.8 million tonnes, representing a 6% reduction in relation to the same period of the previous year. The increase in production levels concomitant with the reduction in exports is due to the high domestic demand in the Chinese market, driven mainly by the real estate construction segment.

Although Chinese crude steel production is close to reaching a billion tonnes, which is expected to occur this year 2020, China exerted less influence on international steel prices due to the focus on supplying the domestic market. The production of crude steel in China has evolved considerably, considering that in 2000 it was only 129 million tonnes per year, but, on the other hand, domestic consumption has been growing in the same proportion.

Turkey was possibly the country, among the 10 largest steel producers in the world, that suffered the greatest impact due to protectionist measures and reduction in domestic steel consumption. Turkish production (in the first 11 months of the year) was 30.8 million tonnes, representing a reduction of 10.4% in relation to the same period of the previous year. Turkish rebar exports to the United States were just 38,000 tonnes in the period from January to September 2019, against 348,000 tonnes in the same period last year. Before section 232, which rates steel imported from Turkey at 25% (50% for a few months), Turkish rebar exports to the United States were around one million tonnes a year.

Protection measures were also in place in the EU market and the most affected by these measures were steel producers in Turkey, Russia and Ukraine, which used to be major exporters to European markets. Due to the exhaustion of import quotas imposed on these countries in the EU, Turkey and Russia needed to search for new markets, causing a strong influence on international prices due to greater competition in alternative markets to the USA and the EU.

In 2019, Gerdau’s Brazilian exports continued to focus on South and Central America, which accounted for 84% of exports, leveraged by supply from the group’s companies and joint ventures.

The following table presents Gerdau’s Brazilian exports by destination for select periods:

Consolidated Exports of Gerdau	Fiscal Year ended December 31,
Brazil Business Segment, by Destination (%)	2019	2018	2017	2016	2015	2014
Total including shipments to subsidiaries (1,000 tonnes)	1,650	1,585	1,991	2,360	2,173	1,043
Africa	2%	-	6%	3%	14%	-
Central America	34%	31%	21%	27%	11%	4%
North America	7%	7%	11%	22%	22%	46%
South America	50%	47%	42%	31%	26%	37%
Asia	4%	6%	6%	5%	6%	6%
Europe	3%	9%	11%	12%	15%	6%
Middle East	-	-	2%	1%	7%	-

Gerdau remains focused on serving strategic markets that contribute results to its operation, analyzing the impacts and opportunities arising from the volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2020.

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

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil1			North America			South Americ			Brazil1Special SteelRebars,			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil, heavy plate and iron			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.			-
Year	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Net Sales (R$ million)	16,122.2	15,745.2	12.562.7	14,656.0	19,927.4	15,433.4	3,259.3	3,801.2	4,025.7	6,702.9	8,158.6	6,228.5	(1,095.4)	(1,472.9)	(1,332.8)
% of Consolidated Net Sales	40.7%	34.1%	34.0%	37.0%	43.2%	41.8%	8.2%	8.2%	10.9%	16.9%	17.7%	16.9%	-2.8%	-3.2%	-3.6%
Net (Loss) Income (R$ million)	855.3	1,247.6	302.3	492.1	834.0	(956.3)	195.6	269.8	154.4	234.2	630.2	475.4	(482.7)	(655.2)	(314.5)
% of Consolidated Net (Loss) Income	66.1%	53.6%	-89.3%	38.0%	35.8%	282.4%	15.1%	11.6%	-45.6%	18.1%	27.1%	-140.4%	-37.3%	-28.2%	92.9%

Production Process

In Brazil, the Company has a decentralized production process, using both mini-mills and integrated facilities. In general, the Company has used the mini-mill model to produce steel products outside of Brazil.

Semi-integrated Process (Mini-mills)

The Company operates 26 mini-mills worldwide. Mini-mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel product at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini-mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini-mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

Gerdau operates five integrated mills, three of which are located in Brazil and one in Peru. The Ouro Branco Mill is the largest integrated facility operated by the Company. It produces steel from pig iron from the blast furnace and has some of the advantages of a mini-mill, since it is located near key suppliers as well as the ports from which Gerdau exports most of its production.

Gerdau’s steel manufacturing process at integrated units consists of four basic stages: preparation of raw materials, production of pig iron, production of steel and production of semi-finished steel products (billets, blooms and slabs). In the primary stage of steelmaking, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both fuel and a reducing agent in this process. Gerdau’s blast furnaces have aggregate installed capacity of approximately 5.6 million tonnes of molten pig iron per year.

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2019, ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

Despite the large-scale characteristic of rebars, bars and profiles, Gerdau believes that it stands out from many of its competitors for its wide range of products, quality, consistent delivery performance and, the ability to fulfill large orders. Gerdau believes that it produces one of the most complete lines of bars and profiles. The variety of products offered by Gerdau is an important competitive advantage in a market where many customers seek to meet their needs with few key suppliers.

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

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, United States, Canada, Russia, Australia and Peru as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 80.4% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

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

North America Business Segment — Ferrous scrap is the main raw material. The availability of this input varies according to the level of economic activity, seasonality, export levels, climatic conditions and price fluctuations. Twelve units in the North America business segment have facilities for processing scrap within the mills, including crushers that supply much of their scrap demand. Considering that not all the scrap consumed comes from their yards, the rest of the demand is guaranteed through direct acquisitions or via resellers who originate and prepare the scrap.

In North America, all production units are semi-integrated mills or mini-mills, in which results of operations are closely related to the cost of ferrous scrap and its substitutes, which are the main input of mini-mills. Ferrous scrap prices are relatively higher during the winter months in the north hemisphere due to the impact of climate on collection and supply. More than half of North America's products are currently produced in electric arc furnaces with the use of ferrous scrap. Prices of ferrous scrap are subject to market forces beyond the Company’s control, including demand from the United States and international steel producers, freight costs and speculation.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 6.6 million tonnes in 2019, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

The Company, in 2019, held the following power generation concession in Brazil:

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

The terms of the aforementioned generation concession agreements are for 35 years as of the signature of the agreement. As such: UHE Dona Francisca expires in 2033.

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

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2019, provision for expected credit losses was 3.5% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 4.7% on December 31, 2018 and 4.5% on December 31, 2017. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 5.2 billion (R$ 21 billion as of December 31, 2019), including material damage to installations of US$ 4.5 billion (R$ 18.1 billion as of December 31, 2019) and losses of gross revenues of US$ 720 million (R$ 2.9 billion as of December 31, 2019), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2020. The Company’s mini-mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Companies authorized to economically explore mineral resources are required to pay royalties to the Federal Government, which distributes most of them to States and Municipalities. On July 26, 2017, Provisional Presidential Decree 789/17 was published, which was later converted into Federal Law 13,540/17, amending Federal Laws 7,990/89 and 8,001/90, which provide for the Financial Compensation for Exploration of Mineral Resources (CFEM). The structure for the charging of royalties was changed to the following:

1) TRIGGERING EVENT: the exploration of mineral resources will trigger the payment of CFEM upon:

•	the first sale of mineral asset (already mined mineral substance after its processing, if applicable);

•	the sale at auction, in the case of mineral assets acquired via judicial sale;

•	the first acquisition of mineral assets extracted under the system of mining permission (lavra garimpeira);

•	the consumption of mineral asset (use of mineral assets in a process that entails obtaining a new type of ore or its transformation into another product type).

2) CALCULATION BASE

•	in the case of sales, calculated based on gross sales revenue, less any taxes levied, with deductions for freight and insurance expenses prohibited;

•	in the case of consumption, calculated based on the current price of the mineral asset in the market or the price reference, as defined by the regulatory agency of the mining sector. Since iron ore does not appear in the absolute list of the National Mineral Production Department (DNPM) Ordinance 239/2018, it is subject to the "current price" calculation base when transformed into another type of product, such as pig iron.

•	in the case of exports, even for transactions in the free market (sales to third parties/unrelated third parties) and exports to companies not located in tax havens, the calculation base is the greater of the price reference defined by the Federal Revenue Department (PECEX method) and the export value;

•	in the case of mineral assets acquired via judicial sale, calculated based on the value of the sale at auction;

•	in the case of extraction under the system of mining permission (lavra garimpeira), calculated based on the value of the first acquisition of the mineral asset;

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

C.            ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2019 is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2019, 2018 and 2017:

		Equity Interests
		Total capital (*)
Consolidated company	Country	2019	2018	2017
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary	Brazil	99.83	99.83	99.36
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.82	99.78	99.12
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	96.96	91.40	10.69
Aza Participaciones S.A.	Chile	-	-	100.00
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V. and subsidiaries (5)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (6)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	-	-	98.90

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 98.07% in 2019, 98.60% in 2018 and 51.11% in 2017.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd., G2L Logistica Ltda.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Bank JP Morgan S.A.

(5) Subsidiary: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(6) Subsidiary: Siderco S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 50% stake, the investment in Gerdau Corsa S.A.P.I. de CV in Mexico, in which Gerdau has a 70% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82%, investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau has a 58.73% stake, the investment in Diaco S.A. in Colombia, which Gerdau has a 49.86%, and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau has a 27.50% stake are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements).

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

Multisteel Business Holdings — In 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the joint venture Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tonnes/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 50% interest on Gerdau Metaldom Corp. This transaction was recorded on fair value basis, which was substantially equivalent to the book value of the previous investment.

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

Diaco S.A. - On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management. The new company’s assets are Gerdau’s long-steel industrial units in Colombia, with an annual installed steel capacity of 674 thousand tonnes. Due to this transaction, Diaco started to have accounting treatment of joint venture in Consolidated Financial Statements with a 49.86% interest.

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2019:

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

Location and Access

Miguel Burnier/Dom Bosco Complex

Miguel Burnier and Dom Bosco are located in the city of Ouro Preto, in the southwestern region of the Iron Quadrilateral region of Minas Gerais, in Brazil, around 80 km from Belo Horizonte and 5 km from Vila do Pires, on Highway BR-040. The Dom Bosco Mine is located approximately 11 km from the Miguel Burnier Mine. Vila do Pires is situated on both sides of Highway BR-040, in the northern region of the city of Congonhas. Access to the mines is via a three-kilometer unpaved road starting in the village of Miguel Burnier.

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

The image below, which represents what the Company believes to be, shows the location of the current and future iron ore production units and their main access routes:

Investment Programs

Investments in Property, Plant and Equipment (Capex) amounted to R$ 1.7 billion in 2019, which was allocated to productivity gains and upgrades to the equipments to extend useful lives. Of the total capex in the year, 49.0% was allocated to the Brazil Business Segment, 23.5% to the North America Business Segment, 24.0% to the Special Steel Business Segment and 3.5% to the South America Business Segment.

Investments 2019-21

As an evolution of the Company’s governance process, Gerdau is announcing its capex plan for the next three years (2019-2021), which amounted to R$ 7 billion, broken down into three categories:

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

In 2019, Gerdau S.A. invested R$ 241 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that can cause environmental damages. The Company’s Management conducts surveys periodically to identify areas potentially impacted and records as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 112,308 on December 31, 2019 (R$ 60,913 recognized as current liabilities and R$ 51,395 as non-current liabilities) and R$ 132,646 on December 31, 2018 (R$ 60,419 recognized as current liabilities and R$ 72,227 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. See Note 20 - Environmental Liabilities.

On December 31, 2019, the updated present value of the total remaining Environmental Liabilities in Brazil amounted to R$ 54.7 million. Some of these areas already have been remediated and others are being assessed.

Gerdau Ameristeel and MacSteel estimated cleaning costs based on a review of the corrective activities estimated for each known contaminated location. Although the final costs associated with such corrective actions are not known precisely, the Company estimated the present value of the total remaining costs on December 31, 2019 of R$ 57.6 million, which are accounted for as liabilities in its Consolidated Financial Statements.

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

The Code determines that some areas, due to their importance for the preservation of the environment and water resources, are considered permanent preservation areas (APP), such as, for example, areas adjacent to rivers or natural or artificial reservoirs, hill tops and slopes hills with a slope greater than 45 °. At Gerdau's forestry units, permanent preservation areas are an integral part of the business, being protected and in compliance with the legislation.

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

In 2019, Brazilian GDP increased by 1.1% (equivalent to US$ 1.9 trillion Nominal GDP). Inflation, as measured by the IPCA index, was 4.3%. The average CDI rate in the year was 4.4%. The Brazilian real depreciated by 4.0% against the U.S. dollar, ending the year at R$4.03 to $1.00.

In 2018, Brazilian GDP increased by 1.3% (equivalent to US$ 1.9 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 3.7%. The average CDI rate in the year was 6.5%. The Brazilian real depreciated by 1.5% against the U.S. dollar, ending the year at R$3.87 to $1.00.

In 2017, Brazilian GDP increased by 1.3% (equivalent to US$ 2.0 trillion Nominal GDP). Inflation, as measured by the IPCA index, stood at 3.0%. The average CDI rate in the year was 7.0%. The Brazilian real depreciated by 1.5% against the U.S. dollar, ending the year at R$3.31 to $1.00.

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

	2019		2018		2017
Actual GDP growth		1.1%		1.3%		1.3%
Inflation (IGP-M) (1)		7.3%		7.6%		(0.5)%
Inflation (IPCA) (2)		4.3%		3.7%		3.0%
CDI rate (3)		4.4%		6.4%		7.0%
6-month LIBOR		1.9%		2.9%		1.8%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		4.0%		17.1%		0.5%
Foreign exchange rate at end of period — $1.00	R$	4.0307	R$	3.8748	R$	3.3080
Average foreign exchange rate — $1.00 (4)	R$	3.9461	R$	3.6831	R$	3.1928

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

In 2019, according to the IMF (International Monetary Fund) the U.S. Real GDP grew by 2.3%. Inflation, as measured by the CPI, was 2.3%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 1.8%.

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

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2019	2018	2017
Actual Real GDP growth (1)	2.3%	2.3%	2.2%
Inflation (CPI) (2)	2.3%	1.9%	2.1%
Fed Funds (3)	1.8%	2.5%	1.5%

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

International steel prices have experienced ups and downs throughout the period from the fourth quarter of 2007 and through the fourth quarter of 2009, when the average price per tonne of CIS (Commonwealth of Independent States) export billet at Black Sea/Baltic Sea was $512 in the fourth quarter of 2007, skyrocketing to $1.205 in June 2008, slumping to $295 in March 2009 and reaching $415 at the end of 2009. This swing in the steel price was mainly caused by the turmoil in the world economy and the surplus supply of steel products in a scenario of lower demand. In December 2019, the price was virtually flat when compared to December of 2018, going from $ 410 to $ 412.

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2019, exports were 4.1% higher than 2018 from 1,585 million tonnes in 201 to 1,650 in 2019, which represented 29.4% of all shipments by the Company’s Brazilian units, in 2018 exports represented 28.6% of total shipments from Brazil operations. Export revenue totaled R$ 3,210 million in 2019 (R$ 3,425 million in 2018).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 44.0% of production costs in 2019, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 16.0%. Personnel totaled 17.8% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 11.5% of total production costs. The table below presents the production costs breakdown by business segment in:

Production Costs Breakdown in 2019 (%)

% of costs	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Consolidated		Brazil Business Segment		North America Business Segment		South America Business Segment		Special Steel Business Segment
Personnel	17.8	17.4	18.1	17.2	17.9	17.7	10.8	12.2	20.1	19.2
Maintenance	6.5	6.3	6.0	5.3	8.0	8.0	3.9	4.0	5.5	4.9
Depreciation	4.2	3.7	5.8	5.3	2.9	2.5	2.0	2.0	5.0	4.3
Metallic Inputs	44.0	46.6	28.2	31.7	52.2	53.5	69.1	68.7	45.3	48.7
Energy and Reducing Agents	16.0	15.2	31.8	31.1	6.6	6.7	8.6	7.7	9.4	8.8
Specific Materials	10.5	10.9	10.1	9.4	12.5	11.6	5.7	5.4	14.7	14.3

Significant events affecting financial performance during 2019 and 2018

Exchange rate — The Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil as a hedge for a portion of the net investments in foreign subsidiaries. As a result, the effects from exchange variation gains or losses on the portion of debt designated for hedge accounting are also recognized in shareholders’ equity, in accordance with IFRS. The subsidiaries that issued the debt are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However, the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten Year Bonds. The payable by the subsidiaries in Brazil to the foreign subsidiaries denominated in US dollars generates exchange gains (losses) that are taxable and results in income tax recognized in the income statement, while these exchange variances are eliminated in consolidation with the offsetting exchange gains (losses) recognized by the foreign subsidiaries.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.8 billion (equivalent to R$ 7.2 billion) (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.3 billion (equivalent to R$ 1.2 billion) (not designated as hedges) is recognized in income.

Results of Operations

The following presentation of the Company’s operating results for the years ended December 31, 2019, 2018 and 2017 is based on the Company’s Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statements items and are expressed in both reais and as a percentage of net sales for each of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the year ended on
		Vertical		Vertical		Vertical	Horizontal	Horizontal
	December 31, 2019	Analysis 2019	December 31, 2018	Analysis 2018	December 31, 2017	Analysis 2017	Analysis 2019x2018	Analysis 2018x2017
NET SALES	39,644,010	100.0%	46,159,478	100.0%	36,917,619	100.0%	-14.1%	25.0%
Cost of sales	(35,440,726)	-89.4%	(40,010,100)	-86.7%	(33,312,995)	-90.2%	-11.4%	20.1%
GROSS PROFIT	4,203,284	10.6%	6,149,378	13.3%	3,604,624	9.8%	-31.6%	70.6%
Selling expenses	(476,339)	-1.2%	(570,431)	-1.2%	(524,965)	-1.4%	-16.5%	8.7%
General and administrative expenses	(954,117)	-2.4%	(1,082,449)	-2.3%	(1,129,943)	-3.1%	-11.9%	-4.2%
Other operating income	636,847	1.6%	235,421	0.5%	260,618	0.7%	170.5%	-9.7%
Other operating expenses	(187,647)	-0.5%	(270,413)	-0.6%	(168,887)	-0.5%	-30.6%	60.1%
Impairment of assets	-	0.0%	-	0.0%	(1,114,807)	-3.0%		-100.0%
Impairment loss on trade receivables	(21,044)	-0.1%	(9,914)	0.0%	-	0.0%	112.3%
Results in operations with subsidiaries and associate company	-	0.0%	(414,507)	-0.9%	(721,682)	-2.0%	-100.0%	-42.6%
Reversal of contingent liabilities, net	-	0.0%	-	0.0%	929,711	2.5%		-100.0%
Equity in earnings of unconsolidated companies	(17,050)	0.0%	10,141	0.0%	(34,597)	-0.1%	-268.1%	-129.3%
INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	3,183,934	8.0%	4,047,226	8.8%	1,100,072	3.0%	-21.3%	267.9%
Financial income	223,213	0.6%	204,000	0.4%	226,615	0.6%	9.4%	-10.0%
Financial expenses	(1,469,754)	-3.7%	(1,579,341)	-3.4%	(1,726,284)	-4.7%	-6.9%	-8.5%
Bonds repurchases	-	0.0%	(223,925)	-0.5%	-	0.0%	-100.0%
Exchange variations, net	(247,555)	-0.6%	(322,621)	-0.7%	(4,057)	0.0%	-23.3%	7852.2%
Reversal of monetary update of contingent liabilities, net	-	0.0%	-	0.0%	369,819	1.0%		-100.0%
Gain and losses on financial instruments, net	(15,118)	0.0%	32,092	0.1%	(9,441)	0.0%	-147.1%	-439.9%
INCOME (LOSS) BEFORE TAXES	1,674,720	4.2%	2,157,431	4.7%	(43,276)	-0.1%	-22.4%	-5085.3%
Current	(240,400)	-0.6%	(629,209)	-1.4%	(313,758)	-0.8%	-61.8%	100.5%
Deferred	(217,433)	-0.5%	798,160	1.7%	18,367	0.0%	-127.2%	4245.6%
Income and social contribution taxes	(457,833)	-1.2%	168,951	0.4%	(295,391)	-0.8%	-371.0%	-157.2%
NET INCOME (LOSS)	1,216,887	3.1%	2,326,382	5.0%	(338,667)	-0.9%	-47.7%	-786.9%

Year ended December 31, 2019 compared with year ended December 31, 2018.

Net Sales

Net sales by Segment (*) (R$ million)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Brazil	16,122	15,745	2.4%
North America	14,656	19,927	-26.5
South America	3,259	3,801	-14.3%
Special Steel	6,702	8,159	-17.9%
Eliminations among Companies	(1,095)	(1,473)	-25.6%
Total	39,644	46,159	-14.1%

(*) The information does not include data from joint ventures and associate companies.

Net Sales per Tonne Sold by Segment (*) (R$/tonne)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Brazil	2,874	2,844	1.1%
North America	3,428	3,275	4.7%
South America	3,076	2,909	5.7%
Special Steel	4,226	3,864	9.4%
Consolidated[1]	3,279	3,170	3.4%

(*)  The information does not include data from joint ventures and associate companies.

1  The information does not include iron ore volumes.

Consolidated net sales decreased in 2019 compared to 2018, mainly due to the divestments in the period, particularly at the North America and Special Steel Business Segments. Net sales per tonne increased in all segments due to Foreign exchange effects and product mix.

In the Brazil Business Segment, the increase in net sales in 2019 compared to 2018 was mainly due to increase in net sales per tonne sold in the domestic market, which was partially neutralized by the decline in export prices in the international market.

In the North America Business Segment, net sales decreased in 2019 compared to 2018, mainly due to the divestments of the rebar and wire rod units in the United States.

In the South America Business Segment, the reduction in net sales in 2019 compared to 2018 reflected the divestment of the operation in Chile.

In the Special Steel Business Segment, net sales decreased in 2019 compared to 2018, due to the decline in shipments, which was partially neutralized by the increase in net sales per tonne sold.

Cost of goods sold and Gross Profit

		Year ended December 31, 2019		Year ended December 31, 2019 compared with year ended December 31,
Net sales, Cost of goods sold and Gross Profit(*)		2019	2018	2018
Brazil	Net income (R$ million)	16,122	15,745	2.4%
	Cost of goods sold (R$ million)	(14,363)	(13,044)	10.1%
	Gross profit (R$ million)	1,759	2,701	-34.9%
	Gross margin (%)**	10.9%	17.2%
North America	Net income (R$ million)	14,656	19,927	-26.5%
	Cost of goods sold (R$ million)	(13,351)	(18,165)	-26.5%
	Gross profit (R$ million)	1,305	1,761	-26.0%
	Gross margin (%)**	8.9%	8.8%
South America	Net income (R$ million)	3,259	3,801	-14.3%
	Cost of goods sold (R$ million)	(2,762)	(3,231)	-14.5%
	Gross profit (R$ million)	497	570	-12.8%
	Gross margin (%)**	15.3%	15.0%
Special Steel	Net income (R$ million)	6,702	8,159	-17.9%
	Cost of goods sold (R$ million)	(6,168)	(7,065)	-12.7%
	Gross profit (R$ million)	534	1,094	-51.1%
	Gross margin (%)**	8.0%	13.4%
Eliminations among Companies	Net income (R$ million)	(1,095)	(1,473)	-25.6%
	Cost of goods sold (R$ million)	1,203	1,495	-19.5%
	Gross profit (R$ million)	108	22
Total	Net income (R$ million)	39,644	46,159	-14.1%
	Cost of goods sold (R$ million)	(35,441)	(40,010)	-11.4%
	Gross profit (R$ million)	4,203	6,149	-31.6%
	Gross margin (%)**	10.6%	13.3%

(*)	The information does not include data from joint ventures and associate companies.

(**)	Gross profit divided by net sales.

Cost of goods sold decreased in 2019 in relation to 2018, mainly due to the divestments in the period, particularly at the North America and Special Steel Business Segments. The decrease was compensated in part due to the higher cost per tonne in the Special Steel and Brazil segments.

In the Brazil segment, cost of goods sold increased by 10.1% in 2019 compared to 2018, reflecting the impacts from the refurbishment of Blast Furnace 1 in the Ouro Branco Mill in Minas Gerais, the maintenance shutdowns of the mini-mills and the higher costs of iron ore and coal in the period. Gross margin decreased in 2019 compared to 2018, since cost per tonne sold increased by 9%, while net sales per tonne sold remained stable.

In the North America segment, cost of goods sold decreased by 26.5% in 2019 compared to 2018, mainly due to the aforementioned divestments. Gross profit declined in line with the performance of revenue, while gross margin remained unchanged due to the stability in the metals spread, considering the new portfolio of this segment: commercial bars and structural profiles.

In the South America segment, cost of sales decreased by 14.5% in 2019 compared to 2018, due to the divestment of operation in Chile. Gross profit declined mainly due to the above-mentioned divestment. Gross margin remained stable in 2019 compared to 2018, since the increase in net sales per tonne sold was in line with the cost per tonne sold.

In the Special Steel segment, the 12.7% reduction in cost of goods sold in 2019 in relation to 2018 is explained by the lower shipments. On the other hand, the strong increase in the cost per tonne sold, mainly due to the lower capacity utilization rate, which fell to below 50%, affected the segment’s gross profit and gross margin. In addition, the series of declines in steel prices in the United States, accompanying the performance of scrap prices, resulted in margin compression.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2019	2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Selling expenses	476	570	-13%
General and administrative expenses	954	1,082	-12%
Total	1,430	1,652	-13%
Net sales	39,644	46,159	-14%
% net sales	3.6%	3.6%

(*)	The information does not include data from joint ventures and associate companies.

Selling, general and administrative expenses decreased in 2019 compared to 2018, reflecting the Company’s ongoing efforts to streamline operations and to implement its digital innovation over the past few years, and remained stable as a ratio of net sales at 3.6%.

Operating Income (Loss) before Financial Result and Taxes

Operating income before financial result and taxes was R$ 3,183.9 million in 2019, compared to income of R$ 4,047.2 million in 2018. The decline is mainly due to the divestments in the period, particularly at the North America and Special Steel Business Segments.

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net (R$ million)	2019	2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Financial income	223	204	9.2%
Financial expenses	(1,470)	(1,579)	-6.9%
Exchange variation, net	(247)	(323)	-23.5%
Gains and losses on derivatives, net	(15)	32	-147.1
Total	(1,509)	(1,666)	-20.1%

The reduction in expenses is mainly due to the net effects from exchange variation on liabilities contracted in U.S. dollar and the reduction in interest expenses.

Income and Social Contribution Taxes

Income tax and social contribution expense of R$ 457.8 million was recognized in 2019 compared to a tax benefit of R$ 168.9 million in 2018. The change to an expense from a benefit in the balance of income tax and social contribution for 2019 compared to 2018 is mainly explained by the deferred income tax recognized on exchange variation on debts in foreign currency in Brazil in 2018 (depreciation of the Brazilian real against the U.S. dollar of 17.1%).

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Net Sales

Net Sales by Business Segments(*) (R$ million)	Year ended December 31, 2018	Year ended December 31, 2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Brazil	15,745	12,563	25.3%
North America	19,927	15,433	29.1%
South America	3,801	4,026	(5.6)%
Special Steel	8,159	6,229	(31.0)%
Intercompany Eliminations	(1,473)	(1,333)
Total	46,159	36,918	25.0%

(*)	The information does not include data from associate and joint ventures.

Net Sales per tonne by Business Segments(*) (R$/tonne)	Year ended December 31, 2018	Year ended December 31, 2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Brazil	2,844	2,240	27%
North America	3,275	2,455	34%
South America	2,909	2,336	25%
Special Steel	3,864	3,151	23%
Consolidated(1)	3,170	2,472	28%

(*)	The information does not include data from associate and joint ventures.

(1)	The information does not include iron ore volumes.

Consolidated net sales increased in 2018 in relation to 2017, due to the increase in net sales per tonne sold at all segments, which was influenced by higher international prices.

At the Brazil Business Segment, the increase in net sales in 2018 compared to 2017 is explained by the increases in sales price per tonne sold in the both the domestic and export markets, which were influenced by the higher prices per tonne sold.

At the North America Business Segment, net sales increased in 2018 compared to 2017, due to the increase in sales price per tonne sold, which was influenced by better prices in the export market in the period, despite the reduction in shipments due to the loss of control, resulting in the divestment of rebar and wire rod assets in the region.

At the South America Business Segment, the increase in net sales in 2018 compared to 2017 was influenced by higher prices in the export market.

At the Special Steel Business Segment, net sales increased in 2018 compared to 2017, due to the increases in shipments and in net sales per tonne sold.

Cost of Sales and Gross Profit

		Year ended December 31,
Net sales, Cost of Sales and Gross Profit(*)		2018	2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Brazil	Net sales (R$million)	15,745	12,563	25.3%
	Cost of Sales (R$million)	(13,044)	(10,996)	18.6%
	Gross Profit (R$million)	2,701	1,567	72.5%
	Gross margin (%)**	17.2%	12.5%
North America	Net sales (R$million)	19,927	15,433	29.1%
	Cost of Sales (R$million)	(18,165)	(14,824)	22.5%
	Gross Profit (R$million)	1,762	609	189.0%
	Gross margin (%)**	8.8%	4.0%
South America	Net sales (R$million)	3,801	4,026	-5.6%
	Cost of Sales (R$million)	(3,231)	(3,523)	-8.3%
	Gross Profit (R$million)	570	503	13.5%
	Gross margin (%)**	15.0%	12.5%
Special Steel	Net sales (R$million)	8,159	6,229	31.0%
	Cost of Sales (R$million)	(7,065)	(5,301)	33.3%
	Gross Profit (R$million)	1,094	928	18.0%
	Gross margin (%)**	13.4%	14.9%
Intercompany Eliminations	Net sales (R$million)	(1,473)	(1,333)
	Cost of Sales (R$million)	1,495	1,332
	Gross Profit (R$million)	22	(1)
Total	Net sales (R$million)	46,159	36,918	25.0%
	Cost of Sales (R$million)	(40,010)	(33,312)	20.1%
	Gross Profit (R$million)	6,149	3,605	70.6%
	Gross margin (%)**	13.3%	9.8%

(*)	The information does not include data from the associate and joint ventures.

(**)	Gross Profit divided by Net Sales.

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

At the South America Business Segment, cost of sales decreased 8.3% in 2018 compared to 2017, mainly due to the loss of control, resulting in the divestment of the Colombia and Chile operations. Gross margin expanded in 2018 compared to 2017, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold, which was influenced by higher international prices.

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

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variations, net and Gain and Losses on derivatives, net (R$ million)	2018	2017	Variation Year ended December 31, 2018/ Year ended December 31, 2017
Financial income	204	227	-10.1%
Financial expenses	(1,579)	(1,726)	-8.5%
Bonds Repurchases expenses	(224)	-	-100.0%
Exchange variation, net	(323)	(4)	7975.0%
Reversal of interest on provision for tax liabilities, net	-	369	-
Gains and Losses on financial instruments, net	32	(9)
Total	(1,890)	(1,143)	83.2%

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

Provisions

The significant judgment is related to recognition and measurement of provisions. The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Provisions for tax, civil and labor liabilities are presented in Note 19 of the Consolidated Financial Statements contained herein.

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

The impairment test of these assets are assessed based on the analysis of facts and circumstances to perform the impairment test annually in December, or being anticipated whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in certain markets in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2019 test were: a) North America: 3% (3% in December 2018); b) Special Steel: 3% (3% in December 2018); c) South America: 3% (3% in December 2018); and d) Brazil: 3% (3% in December 2018).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associate to each of them. The post-tax discount rates used were: a) North America: 10.0% (11.0% in December 2018); b) Special Steel: 10.5% (11.5% in December 2018); c) South America: 14.25% (13.0% in December 2018); and d) Brazil: 11.25% (12.5% in December 2018).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: exceeded the book value of R$ 2,690 million (exceeded the book value of R$ 2,157 million in 2018); b) South America: exceeded the book value by R$ 521 million (exceeded the book value by R$ 730 million in 2018); c) Special Steel: exceeded the book value by R$ 2,813 million (exceeded the book value by R$ 3,019 million in 2018); and d) Brazil: exceeded the book value by R$ 4,015 million (exceeding the book value by R$ 3,924 million in 2018).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 % in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded book value of R$ 1,884 million (exceeded the book value by R$ 1,474 million in 2018); b) Special Steel: exceeded book value by R$ 2,207 million (exceeded the book value by R$ 2,483 million in 2018); c) South America: exceeded book value by R$ 414 million (exceeded the book value by R$ 593 million in 2018); and d) Brazil: exceeded the book value by R$ 2,810 million (exceeded the book value by R$ 3,048 million in 2018).

On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 2,098 million (exceeded the book value by R$ 1,672 million in 2018); b) Special Steel: exceeded the book value by R$ 2,369 million (exceeded the book value by R$ 2,645 million in 2018); c) South America: exceeded the book value by R$ 455 million (exceeded the book value by R$ 640 million in 2018); and d) Brazil: exceeded the book value by R$ 3,115 million (exceeded the book value by R$ 3,318 million in 2018).

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2019.

Additional information related to impairment of goodwill and other long lived assets are described at Note 30 of the Consolidated Financial Statements contained herein.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the year ended on
				Net Increase	Net Increase
	December 31, 2019	December 31, 2018	December 31, 2017	(Decrease) % 2019x2018	(Decrease) % 2018x2017
Cash flows from operating activities
Net income (loss) for the year	1,216,887	2,326,382	(338,667)	-47.7%	-786.9%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,074,295	1,891,814	2,092,551	9.6%	-9.6%
Impairment of Assets	-	-	1,114,807	-100.0%
Equity method investees	17,050	(10,141)	34,597	-268.1%	-129.3%
Exchange variation, net	247,555	322,621	4,057	-23.3%	7852.2%
(Gains) Losses on financial instruments, net	15,118	(32,092)	9,441	-147.1%	-439.9%
Post-employment benefits	165,487	189,603	192,724	-12.7%	-1.6%
Stock based remuneration	43,895	41,186	35,576	6.6%	15.8%
Income tax	457,833	(168,951)	295,391	-371.0%	-157.2%
Losses (Gains) on disposal of property, plant and equipment	2,129	(41,109)	(69,510)	-105.2%	-40.9%
Results in operations with subsidiaries	-	414,507	721,682	-100.0%	-42.6%
Impairment of financial assets	21,044	9,914	18,342	112.3%	-45.9%
Provision for tax, labor and civil claims	38,417	(56,409)	(110,281)	-168.1%	-48.8%
Tax credits recovery	(402,499)	-	(929,711)	-100.0%
Interest income on short-term investments	(72,784)	(49,745)	(75,387)	46.3%	-34.0%
Interest expense on loans	938,120	1,177,686	1,323,448	-20.3%	-11.0%
Reversal of monetary update of contingent liabilities, net	-	-	(369,819)	-100.0%
Interest on loans with related parties	(4,767)	(545)	(95)	774.7%	473.7%
Provision (Reversal) for net realisable value adjustment in inventory	24,665	8,228	(20,195)	199.8%	-140.7%
	4,782,445	6,022,949	3,928,951	-20.6%	53.3%
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	656,831	71,631	(54,690)	817.0%	-231.0%
Decrease (Increase) in inventories	1,556,713	(2,427,473)	(1,269,455)	-164.1%	91.2%
(Decrease) Increase in trade accounts payable	(642,699)	900,388	800,164	-171.4%	12.5%
Decrease (Increase) in other receivables	146,825	(118,988)	(371,745)	-223.4%	-68.0%
Decrease in other payables	(462,906)	(1,160,626)	(56,909)	-60.1%	1939.4%
Dividends from joint ventures	44,037	55,357	40,644	-20.4%	36.2%
Purchases of trading securities	(3,676,744)	(1,512,123)	(2,390,104)	143.2%	-36.7%
Proceeds from maturities and sales of trading securities	521,616	1,629,595	2,905,411	-68.0%	-43.9%
Cash provided by operating activities	2,926,118	3,460,710	3,532,267	-15.4%	-2.0%

Interest paid on loans and financing	(945,027)	(1,162,364)	(1,330,116)	-18.7%	-12.6%
Interest paid on lease liabilities	(83,620)	-	-
Income and social contribution taxes paid	(254,679)	(298,663)	(126,023)	-14.7%	137.0%
Net cash (used) provided by operating activities	1,642,792	1,999,683	2,076,128	-17.8%	-3.7%

Cash flows from investing activities
Purchases of property, plant and equipment	(1,746,600)	(1,194,934)	(873,329)	46.2%	36.8%
Proceeds from sales of property, plant and equipment, investments and other intangibles	21,805	4,021,251	554,457	-99.5%	625.3%
Purchases of other intangibles	(100,313)	(67,388)	(37,939)	48.9%	77.6%
Advance for future investment in joint venture	(94,687)	(375,456)	-	-74.8%
Capital decrease (increase) in joint venture	20,344	-	(178,670)	-100.0%
Net cash (used) provided in investing activities	(1,899,451)	2,383,473	(535,481)	-179.7%	-545.1%

Cash flows from financing activities
Purchase of treasury shares	-	(243,396)	-	-100.0%
Dividends and interest on capital paid	(484,173)	(599,099)	(86,386)	-19.2%	593.5%
Proceeds from loans and financing	5,585,573	2,560,789	3,265,860	118.1%	-21.6%
Repayment of loans and financing	(4,885,083)	(6,000,433)	(7,241,401)	-18.6%	-17.1%
Leasing payment	(161,824)	-	-
Intercompany loans, net	(64,089)	25,755	5,797	-348.8%	344.3%
Net cash used in financing activities	(9,596)	(4,256,384)	(4,056,130)	-99.8%	4.9%

Exchange variation on cash and cash equivalents	17,763	208,034	7,438	-91.5%	2696.9%

(Decrease) Increase in cash and cash equivalents	(248,492)	334,806	(2,508,045)	-174.2%	-113.3%
Cash and cash equivalents at beginning of period	2,890,144	2,555,338	5,063,383	13.1%	-49.5%
Cash and cash equivalents at end of period	2,641,652	2,890,144	2,555,338	-8.6%	13.1%

Cash and cash equivalents amounted to R$ 2,641.7 million, R$ 2,890.1 million and R$ 2,555.3 million on December 31, 2019, 2018 and 2017, respectively, as per the following analysis:

Net cash from operating activities

In 2019, net cash from operating activities declined 17.8% compared to 2018, substantially due to the higher use of cash in securities held for trading. In working capital(1), the decrease of R$ 656.8 million in trade accounts receivable, increase of R$ 1,556.7 million in inventories and decrease of R$ 642.7 million in trade accounts payable had a net positive effect of R$ 1,570.8 million on the Company's cash from operating activities in 2019.

In 2018 net cash from operating activities decreased by 3.7% compared to 2017, substantially due to working capital consumption in 2018, higher than consumption in 2017. In working capital(1),, the net between reduction of R$ 71.6 million in customers, an increase of R$ 2,427.5 million in inventories and an increase of R$ 900.4 million in accounts payable, negatively impacted the Company's operating activities by R$ 1,445, 5 million in 2018. The main factor for the negative impact of R$ 1,445.5 million on the Company's operating cash position in 2018 was the increase in inventories, mainly in Brazilian, North American and Special Steel Business Segments and higher raw material costs.

Cash conversion cycle

In 2019, as a result of the decrease in working capital(1) (-20.4%) and the decrease in net sales (-14.1%), in the last three months of 2019 compared to the last three months of 2018, the cash conversion cycle(2) and working capital(1) decreased from 72 days in 2018 to 62 days in 2019 (from 31 days of trade receivables in 2018 to 25 days in 2019, 88 days of inventory in 2018 to 72 in 2019 and 37 days of trade payables in 2018 to 36 days in 2019).

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

Net cash used in investing activities

Net cash (used in) generated by investing activities went from cash used of R$ 1,899.5 million in 2019 to cash generated of R$ 2,383.5 million in 2018, due to additions to property, plant and equipment (affected by the scheduled shutdown of Blast Furnace 1 at the Ouro Branco Mill) and due to the Company receiving over R$ 4,021.2 million in 2018 in cash from divestments (sale of wire rod asset in Beaumont, United States, the operation in North America, the unit in Chile, the operation in South America, the Caçu and Barra dos Coqueiros hydropower plants in Goiás, Brazil, the unit in India, the Special Steel operation and the rebar assets in the United States).

Net cash generated by investing activities was R$ 2,383.5 million in 2018, when compared to a cash used of R$ 535.5 million in 2017. This increase was due to the cash received from the disposal of investments related to the sale of wire rod assets in Beaumont in the North America Business Segment, the sale of the Chilean unit in the South America Business Segment, the sale of the Caçu and Barra dos Coqueiros hydroelectric plants in Goiás, Brazil, the sale of the unit in India, in Special Steel Business Segment and the sale of rebar assets in the United States, in the North America Business Segment

Net cash used in financing activities

Net cash used of R$ 9.5 million in 2019 went from the use of R$ 4,256.4 million in the fiscal year ended December 31, 2018. This variation was mainly due to the fact that in 2019 the balance of loans and financing increased by R$ 700.5 million and in 2018 decreased by R$ 3,439.6 million,. Furthermore, in 2018, the payment of dividends and interest on equity was higher, of R$ 599.1 million, and R$ 243.4 million was used to repurchase shares.

Net cash provided by financing activities was a use of R$ 4,256.4 million in 2018, when compared to a use of R$ 4,056.1 million in the year ended December 31, 2017. This variation was mainly due to the fact that in 2018 there was a greater payment of dividends and interest on own capital, due to the higher net income of the Company, in addition to the purchase of shares in treasury.

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance of each account at the end of the year).

(2)  Cash conversion cycle: working capital, divided by net sales (of the last three months as of the date presented), multiplied by 90.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt as of the years ended December 31, 2019, 2018 and 2017 (in thousands of Brazilian reais):

	2019	2018	2017
SHORT TERM:	1,562,226	1,824,938	2,004,341
Total short-term debt	1,544,211	1,822,183	2,004,341
Debentures	18,015	2,755	—

LONG TERM:	14,487,641	13,081,776	14,505,243
Total long-term debt	11,594,612	11,545,658	14,457,315
Debentures	2,893,029	1,536,118	47,928

TOTAL DEBT:	19,794,620	14,906,714	16,509,584
Total cash and cash equivalents and short-term investments	6,294,601	3,349,614	3,376,856
In R$	2,400,122	1,306,349	386,441
Companies abroad	3,894,479	2,043,265	2,990,414
NET DEBT(1)	13,500,019	11,557,100	13,132,728

(1)	The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies. The Company uses “net debt” as indicator of indebtedness in its financial management.

Total debt was R$ 16,050 million, R$ 14,907 million and R$ 16,509 million in the fiscal years ended December 31, 2019, 2018 and 2017, respectively. On December, 2019, gross debt was 9.7% short term and 90.3% long term. Broken down by currency, 18.8% of gross debt was denominated in Brazilian real, 80.4% in U.S. dollar and 0.4% in other currencies. On December 31st, 2019, 52.0% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

In December, 2019, the nominal weighted average cost of gross debt was 5.6%, or 4.7% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 6.1% for the portion contracted by subsidiaries abroad. On December, 2019, the average gross debt term was 7.4 years.

The Board of Directors established as the Company’s financial policy the implementation and maintenance in the long term of the following parameters:

•	Net Debt/EBITDA ratio from 1x to 1.5x;

•	Average debt term of more than six years;

•	Maximum Gross Debt of R$ 12 billion.

These parameters are intended to enable the Company to pursue a balanced financial condition while successfully executing an investment plan to meet the market’s demands and the industry’s challenges.

As of December 31, 2019, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ thousands)
2021	1,221,361
2022	1,601.728
2023	1,842,304
2024	1,531,363
2025 and After	8,290,885
Total	14,487,641

Financial Agreements

Below are the material financial agreements outstanding at year end 2019:

UKEF — UK Export Finance

In June 2011, the subsidiary Gerdau Açominas S.A. entered into a financing agreement covered by ECGD (Export Credits Guarantee Department), the UK Export Finance (UKEF), with the banks Deutsche Bank AG, London Branch, HSBC Limited, Tokyo Branch, Citibank Europe plc and BNP Paribas. On December 31, 2019, the outstanding balance of this facility was US$ 75.5 million (R$ 304 million).

Bonds

The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc. Gerdau Trade Inc. and GUSAP III LP, issued bonds due in 2020, 2021, 2023, 2024, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2019, the outstanding balance of these bonds was R$ 12.2 billion.

Debenture

The Company concluded in 2018 the issuance of debentures with maturity of 4 years and in 2019 the issuance of debentures with maturity of 4 and 7 years. On December 31, 2019, the outstanding balance of these debentures was R$ 2.9 billion.

NCEs

The Company and it subsidiary Gerdau Açominas S.A. issued Export Credit Notes with final maturity in 2019 and 2020. On December 31, 2019 the total outstanding amount of these facilities was R$ 50 million.

4131 Citi

During the year, the subsidiary Gerdau Açominas prepaid the 4131 loan contracted with Citi.

BNDES

All loans contracted under the FINAME/BNDES program were prepaid in December 2019.

Indebtedness Ratios

During the year, the Company and its subsidiaries Gerdau Açominas and Gerdau Aços Longos prepaid all loans contracted with BNDES.

Credit Lines

The credit facility agreement and the credit line with BNDES were prepaid during 2019.

In October 2019, the Company concluded the structuring of its senior unsecured working capital facility in the amount of US$ 800 million (equivalent to R$ 3,225 million). On December 31, 2019, the outstanding loans under this line totaled US$ 60 million (R$ 242 million).

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

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2019	2018	2019	2018	2019	2018
Forward
Maturity at 2019	purchase in US$	-	US$ 19.2 million	-	-	-	(4,069)
Maturity at 2019	sell in US$	-	US$ 18.3 million	-	462	-	(1,176)

Cross currency swap

Maturity in 2019	CDI 111.50%	-	R$ 230.5 million	-	30,249	-	-

Swap of interest rate
						-
Maturity in 2020	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	2,846	2,706	-	-

Total fair value of financial instruments				2,846	33,417	-	(5,245)

Unrealized gains on financial instruments	2019	2018
Current assets	2,846	30,711
Non-current assets	-	2,706
	2,846	33,417
Unrealized losses on financial instruments - Derivative instruments
Current liabilities	-	(5,245)
	-	(5,245)

Net Income	2019	2018
Gains on financial instruments	5,518	49,576
Losses on financial instruments	(20,636)	(17,484)
	(15,118)	32,092
Other comprehensive income
Gains on financial instruments	3,502	11,947
	3,502	11,947

For further information regarding swap contracts (interest rate swap and cross currency swap) refer to Note 17 — Financial Instruments, item e) Operations with Derivative Financial Instruments.

Capital Expenditures

2019 — Capital Expenditures

In fiscal year 2019, capital expenditure on fixed assets was R$ 1.7 billion. Of this amount, 49% was allocated to operations in Brazil and the remaining 51% was allocated to operations in the other countries in which Gerdau operates.

Brazil Segment — a total of R$ 851.2 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity, spent on upgrades to the equipment to extend the useful lives and to the refurbishment of the Blast Furnace 1 in Ouro Branco - MG.

North America Segment — this business segment spent R$ 409.7 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment. This amount was mainly spent on upgrades to the equipment to extend the useful lives.

South America Segment — the South American units spent R$ 61.0 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 419.9 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on increase capacity in our mills in Monroe – Michigan and Pindamonhangaba – São Paulo.

2018 — Capital Expenditures

In fiscal year 2018, capital expenditure on fixed assets was R$ 1.2 billion. Of this amount, 46.9% was allocated to operations in Brazil and the remaining 53.1% was allocated to operations in the other countries in which Gerdau operates.

Brazil Segment — a total of R$ 559.8 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity and upgrades to the equipment to extend the useful lives

North America Segment — this business segment spent R$ 388.0 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment. This amount was mainly spent on upgrades to the equipment to extend the useful lives

South America Segment — the South American units spent R$ 52.9 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 194.0 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on upgrades to the equipment to extend the useful lives

2017 — Capital Expenditures

In fiscal year 2017, capital expenditure on fixed assets was R$ 873.3 million. Of this amount, 40.0% was allocated to operations in Brazil and the remaining 60.0% was allocated to operations in the other countries in which Gerdau operates.

Brazil Segment — a total of R$ 346.9 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity and maintenance of the units.

North America Segment — this business segment spent R$ 291.8 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment. This amount was mainly spent on maintenance of the production units.

South America Segment — in 2017, the South American units spent R$ 123.6 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located. Part of this investment is being used to build a new melt shop in Argentina, which have a capacity of 650,000 tonnes of steel per year that started operation 2017.

Special Steel Segment — the special steel units spent R$ 108.5 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on maintenance of the production units.

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

Gerdau uses a Quality Management System developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists do planned visits, some are randomly selected and some are scheduled visits, to its customers to check on the quality of the delivered products in order to seek the final user satisfaction for products purchased indirectly.

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

D.            TREND INFORMATION

The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. For example, the Company’s operations in Peru and Argentina have been shut down due to decisions taken by their respective federal governments, which have declared a state of national emergency. In the United States, the Company’s Special Steel industrial operations also have been shut down, given the slowdown in the automotive industry, although shipments have been continued to customers as their needs require. In Brazil, we have had impacts at certain of our operations due to specific local restrictions in some states, based on government decisions to establish quarantines. Shipments have been maintained, respecting the restrictions in place for the moment. In addition to those measures and focusing on minimizing the movement of people not essential for the production process at our mills and considering market uncertainties, the global Capex plan for 2020 is being carefully postponed. This includes ongoing investments and those planned to be approved throughout the year.

In addition, measures mandated by government authorities or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or undertake other activities. COVID-19 may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

E.            OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the ones described below.

In September 2019, the joint-venture Gerdau Corsa SAPI de C.V. entered into a loan agreement with Bank of America in the amount of US$ 50 million, denominated in Mexican Pesos, with a term for five years. The outstanding amount of this facility was US$ 50 million as of December 31, 2019 (R$ 201.5 million) and the Company guarantees this transaction.

In October 2019, the joint-venture Gerdau Corsa SAPI de C.V. entered into a loan agreement with BBVA in the amount of US$ 150 million, denominated in Mexican Pesos, with a term for five years. The outstanding amount of this facility was US$ 150 million as of December 31, 2019 (R$ 604.6 million) and the Company guarantees this transaction.

In October 2019, the joint-venture Gerdau Corsa SAPI de C.V. entered into a loan agreement with Citibank in the amount of US$ 130 million, denominated in Mexican Pesos, with a term for five years. The outstanding amount of this facility was US$ 130 million as of December 31, 2019 (R$ 524 million) and the Company guarantees this transaction.

In October 2019, the joint-venture Gerdau Corsa SAPI de C.V. entered into a loan agreement with Santander in the amount of US$ 105 million, denominated in Mexican Pesos, with a term for three years. The outstanding amount of this facility was US$ 105 million as of December 31, 2019 (R$ 423.2 million) and the Company guarantees this transaction.

The Company provides a guarantee for the line of credit of its joint venture Gerdau Summit Aços Fundidos e Forjados S.A., The outstanding amount of this line was R$ 37 milhões as of December 31, 2019.

F.            DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Company’s contractual obligations on December 31, 2019 (in thousands of reais).

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	3,762,768	3,762,768	—	—	—
Short-term debt obligations (1)	1,363,953	1,363,953	—	—	—
Long-term debt obligations (1)	11,594,612	—	1,326,498	2,774,937	7,493,177
Debentures (1)	2,893,029	—	1,496,591	598,530	797,908
Interest payments	6,242,754	766,138	1,319,031	857,948	3,299,637
Obligations with FIDC	1,018,501	—	1,018,501	—	—
Capital expenditures (2)	1,056,386	1,056,386	—	—	—
Pension funding obligations (3)	219,243	203,206	3,603	3,537	8,897
Lease liabilities	804,269	202,536	294,249	144,744	162,740
Total	28,955,515	7,354,987	5,458,473	4,379,696	11,762,359

(1) Total amounts are included in the December 31, 2019 consolidated balance sheet. See Note 15 - Loans and Financing and Note 16 - Debentures in the Consolidated Financial Statements.

(2) Purchase obligations for capital expenditures are related to capital projects. The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2019, the corresponding liability has not yet been recorded in its financial statements.

(3) Pension funding obligations are included as per actuarial computations made by third party actuaries and reviewed by management.

G.            SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors and Senior Management of the Company as of the date hereof are as follows:

The summary of the structures of the Board of Directors and of Board of Executive Officers are:

BOARD OF DIRECTORS

Chairman

Claudio Johannpeter

Vice-Chairmen

André Bier Gerdau Johannpeter

Guilherme Chagas Gerdau Johannpeter

Members

Richard Chagas Gerdau Johannpeter

Fernando Fontes Iunes

Aod Cunha de Moraes Junior

Cláudia Sender Ramirez

Marcio Fróes Torres

Gustavo Werneck da Cunha

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

Harley Lorentz Scardoelli

Officers:

Fladimir Batista Lopes Gauto

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Cesar Obino da Rosa Peres

Hermenio Pinto Gonçalves

Fabio Eduardo de Pieri Spina

CLAUDIO JOHANNPETER (born in 1963)

• Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau for over 37 years and held the position of Chief Operating Officer (COO) from January 2007 to August 2012. In January 2018 he became (i) Board Chairman of Gerdau S.A. and its committees and (ii) Board Chairman of Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A. He is also an advisor at IEDI (Institute of Studies for Industrial Development).

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

• Education: Degree in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: He has worked at Gerdau for over 31 years and held the position of Chief Executive Officer (CEO) from January 2007 to December 2017. In December 2017, he left his executive position and on January 2018 became (i) Board Member of Gerdau S.A. and its committees and (ii) Board Member of Metalúrgica Gerdau SA.. He also served as President of the Worldsteel Association 2018/2019 and currently is a member of the executive committee of the Worldsteel Association, member of the Board of Directors of Instituto Aço Brasil (Brazilian Steel Institute), member of the Board of Directors of Alacero (Latin American Steel Association), member of the Strategic Superior Council of the Federation of Industries of São Paulo - FIESP and of the Economy Council of the Federation of Industries of Rio Grande do Sul - FIERGS.

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

• Education: Degree in Law from the Unisinos and has a Marketing and Finance MBA from Kellogg School of Management, Illinois (United States).

• Experience: He has worked at Gerdau for over 35 years and held the position of Executive Vice President on the Gerdau Executive Committee (CEG), coordinating the Special Steel Business Operation, the Special Latin America Operation and the Gerdau 2022 Project – Strategy from April,2014 to December,2017. In January 2018 he became (i) Board Member of Gerdau S.A. and its committees and (ii) Board Member of Metalúrgica Gerdau SA, Board Member of Gerdau Previdência, Board Member of Instituto Gerdau and Board Member of Amcham São Paulo (American Chamber of Commerce for Brazil).

RICHARD CHAGAS GERDAU JOHANNPETER — (born in 1974)

• Education: Degree in Law and Social Sciences from the Universidade Federal do Rio Grande do Sul (UFRGS) and has an MBA from the Stanford Graduate School of Business (United States);

• Experience: He began his career as an intern in 1993 in the production area of Riograndense Mill. In 1995, he was hired as a salesman of Civil Construction Steel Area and was promoted in 1996 to Administration Manager, also passing through Sales and Marketing of the same area. In 1997, he was transferred to the financial area at Gerdau as Technical Advisor, and later was transferred to São Paulo as Metallic Purchase Manager. In 2003, he returned to Porto Alegre to be Technical Advisor in Banco Gerdau. In 2005, he resigned his position to attend an MBA program in the United States, returning in 2007 as Investment Manager for Brazil and foreign operations. In 2010, he became the Investment Director of the holding company that controls Metalúrgica Gerdau S.A. Currently, he is a Board Member of Gerdau S.A. and its committees.

FERNANDO FONTES IUNES (born in 1962)

• Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and obtained MS and PhD from the University of London (UK).

• Experience: Fernando was a Partner and Executive Director, responsible for the Global Investment Bank of Banco Itaú BBA SA from 2010 to 2015, during which helped to establish a leading platform for Investment Banking in Latin America, with operations in Brazil, Argentina, Chile, Colombia, Peru and Mexico. Previously he held various positions in Banco Itaú BBA S.A., in Brazil and in the U.S.  During that period, he participated in some of the largest and most significant capital markets transactions, mergers, acquisitions and reorganizations undertaken in Latin America. In 2016 and 2017 Fernando was a fellow at Harvard University in the Advanced Leadership Initiative Program in Cambridge, USA. He was also part of the 2017 Fall Term Teaching Team of the course “Exercising Leadership: The Politics of Change” at Harvard Kennedy School. Currently he is a Partner of EB Capital, a Private Equity and Venture Capital management company, Board Member of Gerdau S.A., Board Member of Metalúrgica Gerdau S.A., and Board Member of M. Dias Branco S.A..

AOD CUNHA DE MORAES JUNIOR (born in 1968)

• Education: Degree in Economics, Federal University of Rio Grande do Sul ); Master´s Degree in Economics, Federal University of Rio Grande do Sul; Ph.D. in Economics, Federal University of Rio Grande do Sul; Post doctoral and Visiting Researcher in Economics at Columbia University (NY); Executive Leadership Course at Harvard Business School (Boston/US);

• Experience: Economic Advisor to the Governor of Rio Grande do Sul State (1994-1998); President of Economics and Statistics Foundation of State of Rio Grande do Sul (2003-2006); Secretary of Finance of Rio Grande do Sul State (2007-2009); Chairman of Rio Grande do Sul State Bank, Banrisul (2007-2009); Senior Economist Advisor at World Bank (2010); Executive Director J.P Morgan Bank at the Corporate Bank and Corporate and Investment Bank areas, member of J. P. Morgan’s Global Public Sector Group (2011-2014); Partner of BTG Pactual, based in Sao Paulo (2014-2016); Board Member of Banco Pan (2015-2016); Currently, he is (i) Board Member of Bank Agibank (since 2018); (ii) Board Member of VIBRA Group (since 2017); (iii) Board Member of Metalúrgica Gerdau S.A. (since 2017); (iv) Board Member of Gerdau S.A. (since 2017); (v) Board Member of Atiaia Energia (Cornelio Brennand Group) (from 2019).

CLÁUDIA SENDER RAMIREZ (born in 1976)

• Education: She has a bachelor’s degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

• Experience: Claudia Sender worked at Latam Airlines Brasil from December, 2011 to June, 2019. For the past 5 years, she has served as CEO of Latam Airlines Brasil and Vice President of Clients of the Latam Airlines Group. Today Claudia is (i) Board Member of Gerdau S.A., (ii) Board Member of Yduqs, LafargeHolcim (Switzerland) and (iii) Board Member of Telefonica (Spain). Claudia also serves on the boards of two entities: Amigos do Bem and Hospital Israelita Albert Einstein.

MARCIO FRÓES TORRES (born in 1968)

• Education: Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a master's degree in Brewing Technology from the Universidad Politécnica de Madrid.

• Experience: He worked for 25 years at Companhia de Bebidas das Américas - Ambev and AB-Inbev, where he worked in different areas. He was Vice President of People and Management for Latin America and North America, Vice President of Sales for Canada, CEO of Labatt Brewing Company, and in 2014 simultaneously assumed the CEO positions of Cervecería y Malteria Quilmes, CEO of Quilmes Industrial SA (Quinsa), Zone President of AB-Inbev for South American countries except Brazil and Executive Board Member at AB-Inbev. He left the group in April 2017 and since then he has been an investor and entrepreneur in several segments. He is currently Board Member of Gerdau S.A. (since April 2019) and Chairman of Falconi Participações since January 2020.

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

• Experience: He has worked at Gerdau for 15 years. In the last 5 years, he has been (i) an Executive Officer of Gerdau Long and Flat Steel Brazil, (ii) Industrial Officer of Gerdau India, and (iii) Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A.,. since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute).

HARLEY LORENTZ SCARDOELLI (born in 1963)

• Education: Degree in Civil Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS), graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul, and holds a CFA certification.

• Experience: He began his career at Gerdau in May 1988, during which he has worked for Gerdau’s operations in Canada, United States, Spain and Brazil. On September 3, 2015, he was elected Executive Vice President of Finance (CFO), responsible for Finance, Accounting, Tax and Corporate Communications. He also holds the position of Investor Relations Director of the companies Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. – Florestas e Indústrias, a company that is part of Gerdau’s economic group.

FLADIMIR BATISTA LOPES GAUTO (born in 1962)

• Education: Degree in Accounting from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS), holds Master Degree in Business Administration from Fundação Getúlio Vargas (FGV-SP) and has a specialization in Advanced Marketing from Stanford University (California).

• Experience: Has over 30 years of experience at Gerdau. During his career at the Company, he has served as Accounting Manager, Administrative and Logistics Manager, Logistics Director for Gerdau Long Steel Brazil Business Operation, Executive Director for Comercial Gerdau, Supplies and Logistics Director for Gerdau Long Steel Brazil and Gerdau Special Steel Brazil, Global Procurement Director and Marketing and Commercial Director of Special Steel Brazil. Currently he is the (i) Executive Director of Special Steel Brazil (GSB), (ii) Board Member of Gerdau Summit (Joint Venture), (iii) Chairman of the Board of Dona Francisca Energia S/A and (iv) board member Gerdau Previdência. (all companies related to Gerdau economic group).

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

• Education: Degree in Mechanical Engineering from the Universidade Federal do Paraná (UFPR), with an MBA from Manchester Business School (UK) and has studied Corporate Finance at ISAE/FGV.

• Experience: 25 years of experience, with 17 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel Brazil (GSB), Corporate Commercial Officer and Commercial Officer of Gerdau Brazil Steel (GAB). Currently holds the position of Executive Director – Brazil, Argentina and Uruguay. Also he is (i) Vice-president of the board of the Instituto Aço Brasil (Brazilian Steel Institute), (ii) member of the board of FIESP/ Concic - Superior Council of the Federation of Industries of the State of São Paulo, civil construction committee (iii) member of the board of Abramat – Brazilian Association of Construction Material Producers and (iv) member of the board of FIEMG - Strategic Council, Federation of Industries of the State of Minas Gerais.

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

CESAR OBINO DA ROSA PERES (born in 1962)

• Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana Mackenzie in São Paulo.

• Experience: Has more than 36 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico from 2010 to 2012. In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia from 2013 to 2014, later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently serves as Commercial Officer of Gerdau Steel Brasil (GAB).

HERMENIO PINTO GONCALVES (born in 1961)

• Education: Degree in Mechanical Engineering from the Centro Federal de Educação Tecnológica Celso Suckow da Fonseca (CEFET) in 1981, MBA from Fundação Getúlio Vargas, MBA from Fundação Dom Cabral and MBA from Insper.

• Experience: He started his career at Gerdau in 1985 in the Engineering area at the Açonorte Mill with operations throughout the Brazillian Northeast and in 1995 he was promoted to Executive Manager at the Cearense Mill. In 2001, he was appointed Executive Manager of the Barão de Cocais Mill and, in 2005, he was responsible for the Divinópolis Mill. In the following year, he was promoted to Executive Director Gerdau Minas Gerais, coordinating the units of Barão de Cocais, Divinópolis and Contagem. Between 2007 and 2009, he served as Supply Director for Long Steel Brazil, until he was invited to assume the position of Industrial Director for Special Steel Brazil - GSB. In 2013 he was appointed Engineering Director for GAB and GSB Operations, from 2014 to 2016 he has served as Corporate Director for the Industrial, Engineering and HSE areas and, from 2017 to 2019 was the Industrial Director of the Ouro Branco Mill. Currently he is the Corporate Director for the Industrial, Engineering and HSE areas.

FABIO EDUARDO DE PIERI SPINA (born in 1972)

- Education: Degree in Law from the University of São Paulo , with an L.L.M. (Master of American Laws, Harlan Fiske Stone Scholar) from Columbia University School of Law (New York,) and MBA from INSEAD / Wharton (Fontainebleau, France ).

- Experience: He has served as Executive Director of CSN, Vice President Legal Corporate Finance of The Kraft Heinz Company / 3G, as well as its Head of Ethics and Global Compliance. He was director and advisor for companies of the AGN Participações group and Global Legal Director and Director of Institutional Relations at Vale SA until 2011. At Anheuser-Busch Inbev, he served as Vice President of Investor Relations, and previously worked for more than 10 years at the Suzano group and in law firms in Brazil and USA. He participated in the Chamber of Maintainers of the Millennium Institute. Professor at INSPER, he served as a member of the Legal Advisory Board of the same institution, executive vice president of the Brazil-China Economic Council, Board Member of IBRAM (Brazilian Mining Institute), Board Member of the Center for Sustainable Development Vale-Columbia University , in addition as member of the Advisory Board of Fundação Getúlio Vargas - FGV. He currently holds the position of (i) Legal Director of Gerdau S.A., (ii) board member of Seiva S.A. - Florestas e Indústrias, a company that is part of Gerdau's economic group. and (ii) board member of Codelco Brasil.

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

Arrangements

Gerdau has no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. Except as described in this document, there are no pending legal proceedings to which any Board Member or Executive Officer is a party against the Company. Apart from statutory severance benefits, none of the Board Members or Executive Officers are entitled to any contractual benefits upon termination of employment.

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

In 2019, the Directors and Executive officers of Gerdau were paid a total of R$ 60.73 million in total remuneration as salary, variable remuneration, benefits, social charges, and termination. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 6% of participants are in the Defined Benefit plans and 94% in a Defined Contribution plan.

During 2019, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$1.7 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

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

To meet the effort of aligning globally both the compensation programs and the business needs, the Human Resources team, supported by the Korn Ferry Consultancy, an expert in compensation related matters, reviewed the Long Term Compensation Program in order to tie a significant part of this compensation to a long term financial metric, in this case the ROCE (Return on Capital Employed), which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010. The Chief Executive Officer (CEO and Director positions will have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

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

The fair value calculation was determined by the use of trinomial evaluation method. The Restricted Shares resulting from the conversion will be exercised in five equal instalments on the following schedule:December 9, 2013, March 20, 2015, March 20, 2016, March 20, 2017 and March 20, 2018.

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

The Long Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Exercise Price:	R$ 6.78	R$ 10.58	R$ 10.58	R$ 12.86	R$ 17.50	R$ 26.19	R$ 14.91	R$ 29.12	R$ 22.61	R$ 14.42	R$ 18.58
Grant Date:	30-dez-03	30-dez-04	30-dez-04	30-dez-05	30-dez-06	30-dez-07	30-dez-08	30-dez-09	30-dez-10	30-dez-11	30-dez-12
Vesting Date:	2-jan-09	2-jan-10	2-jan-08	2-jan-11	2-jan-12	2-jan-13	2-jan-14	2-jan-15	2-jan-16	2-jan-17	2-jan-18
Expiration Date:	30-dez-13	30-dez-14	30-dez-14	30-dez-15	30-dez-16	30-dez-17	30-dez-18	30-dez-19	30-dez-20	30-dez-21	30-dez-22
Total Options Granted to Directors and Executive Officers	18,522	21,429	8,847	20,015	40,323	71,327	176,574	142,550	240,510	254,748	300,427
Exercised Options	18,522	17,694	8,847	16,012	0	0	16,494	1,825	2,953	4,560	3,378
Cancelled Options	0	0	0	0	0	0	0	48,490	192,653	168,176	179,188
Balance Options	0	0	0	0	0	0	0	0	0	0	0
Options converted to Restricted Share	0	3,735	0	4,003	40,323	71,327	160,080	92,235	44,904	82,012	117,861

Grant Price:	R$ 16.50	R$ 18.36	R$ 9.65	R$ 4.29	R$ 11.12	R$ 13.22	R$ 14.99
Grant Date:	1-set-13	1-jan-14	1-jan-15	1-jan-16	1-jan-17	1-jan-18	1-jan-19
Vesting Date:	1-mar-18	1-mar-19	1-mar-20	1-mar-21	1-mar-20	1-mar-21	1-mar-22
Expiration Date:	31-mar-18	31-mar-19	31-mar-20	31-mar-21	31-mar-20	31-mar-21	31-mar-22
Total Restricted Share (Conversion)	353,155	0	0	0	0	0	0
Exercised Restricted Share (Conversion)	353,155	0	0	0	0	0	0
Cancelled Restricted Share (Conversion)	0	0	0	0	0	0	0
Balance Restricte Share (Conversion)	0	0	0	0	0	0	0
Grant Restricted Share	0	178,162	316,727	1,417,917	626,938	776,952	697,806
Exercised Restricted Share	0	178,162	253,382	848,732	0	0	0
Cancelled Restricted Share	0	0	0	3,360	0	0	1,308
Balance Restricte Share	0	0	63,345	565,825	626,938	776,952	696,498
Grant Performance Share	0	267,246	475,089	2,052,179	913,555	271,767	277,686
Grant Performance Share - Performance Adjustment					0	0	0
Exercised Performance Share	0	231,963	0	0	0	0	0
Cancelled Performance Share	0	35,283	0	0	0	0	1,962
Balance Performance Share	0	0	475,089	2,052,179	913,555	271,767	275,724

C.            BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in “Level 1 Differentiated Corporate Governance Practice” of the São Paulo Stock Exchange (B3) since 2001.

Furthermore, Gerdau S.A. also has three corporate policies as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates transactions in the Company´s securities, ensuring transparency in transactions in the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors; employees and executives of the Company who have access to any privileged information, among others; and (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interest of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and their family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated Companies or companies under shared control.

The structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers.

Board of Directors: the Board of Directors is responsible for determining the broad direction of Gerdau’s business. The Board may have up to eleven (11) members; currently there are four independent Board members. The Board has four (4) Committees: Compensation, Corporate Governance, Finance, and Strategy and Sustainability. According to the Ordinary General Shareholders’ Meeting, held on April 17, 2019, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2019 fiscal year, such meeting currently planned to be held on April 16, 2020, are:

Chairman

Claudio Johannpeter (1), (2) and (4)

Vice-Chairmen

André Bier Gerdau Johannpeter (1), (2) and (4)

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) (4) and (5)

Members

Richard Chagas Gerdau Johannpeter (2), (3) and (4)

Aod Cunha de Moraes Junior (1), (2) and (3)

Fernando Fontes Iunes (1), (2) and (3)

Claudia Sender Ramirez (2)

Márcio Fróes Torres (2)

Gustavo Werneck da Cunha (1), (2), (3) and (4)

(1) Member of the Compensation Committee

(2) Member of the Corporate Governance Committee

(3) Member of the Finance Committee

(4) Member of the Strategy and Sustainability Committee

Other Committee members:

Harley Lorentz Scardoelli (3) and (4)

Fábio Eduardo de Pieri Spina (3)

Raul Fernando Schneider (3)

The Committees created to support the Board of Directors are:

Compensation Committee: evaluate compensation plans, benefits and pensions of directors and strategic executives; review of general wage increases; general definition of global values of variable remuneration and grant of stock options; review of compensation policies.

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

Strategy and Sustainability Committee: responsible for supporting the Board in the formulation of general policy guidelines of the Company; providing recommendations to the Board regarding policies and guidelines of business by product line and market; providing opinion on the investment program presented annually, including the required investments to manage corporate risks; opining on proposed mergers and acquisitions; trends in the steel industry and evaluating the impacts of the development on the Company’s business, as well as the environmental, social and governance factors (“ESG”), including, but not limited to, climate change.

Board of Executive Officers: statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on April 30, 2020, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:
Harley Lorentz Scardoelli

Officers:

Cesar Obino da Rosa Peres

Fábio Eduardo de Pieri Spina

Fladimir Batista Lopes Gauto

Hermenio Pinto Gonçalves

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Other Committees created to Support the Management: In order to provide support to the Management several committees were created and are responsible for advising on specific matters, such as the Risk Committee and the Disclosure Committee.

Corporate Structure: Gerdau’s corporate structure evolved to help the business by adding value in three ways: being guardian of the governance and brand, image and values; optimizing the efficiency of Gerdau’s activities through optimization of scale; and leveraging capabilities to deliver value above what individual businesses could generate autonomously. The Governance Guardian areas, such as Finance and Planning; Accounting; Communication., Public Affairs,Social Responsibility; Legal, Compliance, Corporate Security; Internal Audit; and Environment, Health and Safety protects shareholders’ interests and manages relevant risks to long-term sustainability. The Scale Optimizer areas, such as Information Technology; Procurement; Shared Services and Gerdau International Trade, optimize resources and achieve economies of scale. The Advantage Accelerators areas, such as Metallics; Marketing and Sales; Industrial, Engineering; Innovation; and Management System exploit Gerdau´s differentiating capabilities in the Business Segments.

All members of the Board of Directors and the Board of Executive Officers are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Board of Executive Officers are elected at meetings of the Board of Directors.

Board of Auditors

Under Brazilian Corporate Law, the Board of Auditors (“Conselho Fiscal”) is a shareholder-nominated audit board and an independent corporate body from the Board of Directors, management and the company’s external auditors. The Board of Auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders.

Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) does not need to have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a Board of Auditors can exercise the required duties and responsibilities of an U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full Board of Directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General Meeting of Shareholders held on April 28, 2005 amended the Company’s Bylaws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date, approved the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter (“Regimento Interno”) that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange.

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

Under the Brazilian Corporate Law, members of the Board of Auditors of a company are not allowed to be members of the Board of Directors, hold executive office, or be employed in any other position within that of the company or its subsidiaries or controlled companies. In addition, a member of the Board of Auditors cannot be spouse or relative of any member of the company’s management. The Brazilian Corporate Law requires that members of the Board of Auditors receive a remuneration at least 10% of the average amount paid to each executive officer; and, also, that a Board of Auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their corresponding alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the Board of Auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the board of auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the board of auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, elected at the last Company’s Ordinary General Meeting of Shareholders:

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Carlos Roberto Cafareli	07/20/1956	Effective	2018
Carlos Roberto Schröder	02/19/1940	Alternate	2015
Tarcisio Beuren	11/15/1953	Alternate	2017
Maria Izabel Gribel de Castro	11/01/1962	Alternate	2019

The Ordinary General Meeting of Shareholders has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

BOLÍVAR CHARNESKI (born in 1950)

• Education: Degree in Accounting in 1974 and participant in a professional exchange program in PricewaterhouseCoopers, in Atlanta, GA — USA.

• Experience: Founder and partner since 1988 of Charneski Contadores Associados (up to 2009, Charneski — Auditores & Consultores), a company based in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates himself to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Board member certified by Instituto IBGC — Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. Advisory Board Member of family-owned companies. He was acting Partner (1st elected in general meeting of the Partners in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON — Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON at the national level. Board of Auditors member of Grendene SA from 2011 to 2013. Board of Auditors member of Forjas Taurus SA from 1998 to 2007. Author of articles about business and economic scenarios, corporate governance, management, accounting and tax. Currently he is (i) Board of Auditors member (designated as Financial Expert for SOX purposes since 2011) of Gerdau S.A and (ii) Board of Auditors member of Metalúrgica Gerdau S.A.

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

CARLOS ROBERTO CAFARELI (born in 1956)

• Education: Holds a degree in Business Administration from the Pontificia Catholic University of Curitiba, (PUC-PR, 1985). Completed his academic training with an MBA degree in General Basic Training for Senior Executives (IBMEC, 1998). Also earned an MBA degree in Finance (IBMEC, 2010).

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

TARCISIO BEUREN (born in 1953)

• Education: degree in Business Administration, course of “Board of Auditors in Practice” from the Instituto Brasileiro de Governança Corporativa (IBGC).

• Experience: He worked in Gerdau S.A. and Metalúrgica Gerdau S.A. in the following positions: effective and alternate member of the Board of Auditor (since 2017); Investor´s Relations Manager (2006 to 2014); Investor´s Relations Coordinator (from 2001 to 2005). Other experiences: investment analist and account manager at Banco Maisonnave S.A. (from 1981 to 1985); President of the “Comissão de Mercado de Capitais” (COMEC) of the “Associação Brasileira das Companhias Abertas” (ABRASCA) (from 2008 to 2014). Currently, he is Board of Auditors member of Metalurgica Gerdau S.A. and Board of Auditors substitute member of Gerdau S.A..

MARIA IZABEL GRIBEL DE CASTRO (born in 1962)

• Education: Degree in Economics from the Universidade Federal de Minas Gerais (UFMG) and Post Graduation in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC).

• Experience: She has worked in the following companies: (i) Banco do Brasil S.A., as Delegate Manager of International Finance, Executive Manager of Investment Products, Retail Executive Manager, Credit Card and Means of Payment Executive Manager; (ii) Veloe – Grupo Elopar as Business Units´ Leader (from 2015 to 2018); (iii) Cielo S.A. as member of the Board of Directors (from 2011 to 2015); (iv) Elo Serviços as member of the Board of Directors (from 2012 to 2013; ), (v) BB Elo Participações as an effective member of the Board of Auditor (from 2010 to 2012), and (vi) BB Elo Cartões as an alternate member of the Board of Auditors (from 2011 to 2012). Currently, she is an alternate member of the Board of Auditors of Gerdau S.A.

D.            EMPLOYEES

Work Force	Brazil	Other Countries	Total
2019	14.950	9.837	24.787
2018	14.811	9.731	24.542
2017	14.038	14.574	28.612
2016	14.960	15.054	30.014
2015	16.495	18.650	35.145
2014	20.169	19.892	40.061
2013	22.278	19.337	41.615
2012	22.658	19.211	41.869
2011	23.516	19.304	42.820

Extended Work Force*	Brazil	Other Countries	Total
2019	4.224	1.136	5.360
2018	6.192	1.487	7.679
2017	5.544	2.701	8.245
2016	4.992	2.970	7.962
2015	5.406	3.461	8.867
2014	6.583	4.201	10.784
2013	7.637	4.128	11.765
2012	8.147	3.303	11.450
2011	7.734	3.799	11.186

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2019, the Company employed 24,787 at its industrial units, excluding joint ventures; 60% of this total is based in Brazil and the remainder in South America and North America, which have 3,650 and 6,187 employees, respectively.

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

E.            STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of December 31, 2019.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Claudio Johannpeter	-	-	100	0,00
André Bier Gerdau Johannpeter	-	-	100	0,00
Richard Chagas Gerdau Johannpeter	-	-	-	-
Affonso Celso Pastore	-	-	42.394	0,00
Fernando Fontes Iunes	-	-	7.056	0,00
Aod Cunha	-	-	-	-
Harley Lorentz Scardoelli	-	-	26.473	0,00
Gustavo Werneck da Cunha	-	-	-	-
Cesar Obino da Rosa Peres	-	-	-	-
Marcos Eduardo Faraco Wahrhaftig	-	-	-	-
Fladimir Batista Lopes Gauto	-	-	7.096	-
Mauro de Paula	-	-	-	-
TOTAL	-	-	83.219	0,00

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013, 2014, 2015, 2016, 2017, 2018 and 2019 awards (all Gerdau S.A. preferred shares) to each Board member and executive officer up to December 31, 2019. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

	Restricted Share Units				Performance Share Units
Names	Grant	Exercised	Cancelled	Balance	Grant with performance adjustment	Exercised	Cancelled	Balance
Claudio Johannpeter	1,362,574	570,985	0	791,589	1,312,535	70,166	11,386	1,230,983
Andre Bier Johannpeter	1,525,618	669,005	0	856,613	1,595,647	91,500	14,849	1,489,298
Guilherme Gerdau Johannpeter	650,151	150,151	0	500,000	394,593	44,220	6,549	343,824
Richard Gerdau Johannpeter	52,259	13,929	3,360	34,970	0	0	0	0
Aod Cunha de Moraes Júnior	16,729	0	0	16,729	0	0	0	0
Fernando Fontes Iunes	48,899	13,931	0	34,968	0	0	0	0
Claudia Sender Ramirez	0	0	0	0	0	0	0	0
Marcio Froes Torres	0	0	0	0	0	0	0	0
Gustavo Werneck da Cunha	294,486	30,208	0	264,278	420,525	1,720	98	418,707
Harley Lorentz Scardoelli	142,060	47,869	0	94,190	198,260	4,393	713	193,154
Fladimir Batista Lopes Gauto	70,628	38,103	0	32,525	87,177	6,619	390	80,168
Marcos Eduardo Faraco Wahrhatig	56,642	26,925	0	29,717	70,788	3,991	448	66,349
Cesar Obino da Rosa Peres	52,375	32,147	0	20,228	51,225	3,526	212	47,487
Mauro de Paula	39,785	19,764	1,308	18,712	43,600	1,233	2,055	40,312
Hermenio Pinto Gonçalves	49,250	20,413	0	28,837	73,873	4,595	545	68,733
Fabio Eduardo de Pieri Spina	6,200	0	0	6,200	9,300	0	0	9,300
Total	4,367,656	1,633,430	4,668	2,729,556	4,257,523	231,963	37,245	3,988,315

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

A.            MAJOR SHAREHOLDERS

As of January 31, 2020, Gerdau S.A. had 573,627,483 common shares and 1,127,433,712 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2020, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A.	557,898,901	97.26	69,851,984	6.10
Blackrock INC.	—	—	263,518,972	22.9
Members of the board of directors and executive officers as a group (9 members)	—	—	83,019	0.01

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 97.26% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2020 there were 263,518,972 ADSs outstanding, representing 22.99% of Gerdau S.A. preferred shares and the number of record holders were 39.

B.            RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations and (iii) the payment of guarantees to some controlling companies. See Note 20 to the Consolidated Financial Statements (Related Party Transactions) for further information.

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

(iv) The Company pays a fee of 0.95% per year for debt guaranteed by a controlling related-party company.

The Company’s transactions with related parties are presented below:

Item	INTRA-GROUP AGREEMENTS Purpose of the	Relationship	Original Amount		Maturity or	Termination	Outstanding Amount
	Agreement	with issuer	In thousands of R$	Date	Deadline	or extinction conditions	December 31, 2019	Largest amount during the period covered
1	Co-guarantee for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$ 1,25 billion. No remuneration.	Subsidiary	2 ,188,125	11/24/2009	Jan-20	Settlement of the agreement	868,027	896,820
2	Guarantee granted to subsidiaries and joint ventures in revolving credit lines of up to US$ 800,000,000.00 with maturity in October/2024.	Joint-venture	2 74,560	11/12/2019	Feb-20	Maturity	241,842	241,842
3	Guarantee granted to Gerdau Aços Longos S.A .. in an agreement for the distribution of electric power with the Companhia de Transmissão de Energia Elétrica Paulista.	Subsidiary	119	08/27/2019	Sep-20	Settlement of the agreement	116	1 16
4	Guarantee granted to Gerdau Aços Longos S.A .. in an agreement for the distribution of electric power with the Chopim Energia.	Subsidiary	13,142	08/15/2019	Sep-20	Settlement of the agreement	12,800	1 2,800
5	Guarantee granted to Gerdau S.A. in an agreement for the distribution of electric power with the Operador Nacional do Sistema Elétrico, ONS.	Parent company	3,010	11/20/2019	Nov-20	Settlement of the agreement	2,873	2 ,873
6	Guarantee granted to Gerdau Aços Longos S.A .. in an agreement for the distribution of electric power with the Operador Nacional do Sistema Elétrico, ONS.	Subsidiary	5,931	11/13/2019	Nov-20	Settlement of the agreement	5,659	5 ,659
7	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in 2010 in an amount of up to US$1,25 billion	Subsidiary	2 ,117,750	10/01/2010	Jan-21	Settlement of the agreement	1,113,674	1,150,615
8	Guarantee for Gerdau Açominas S.A. in financings and the opening of a lette r of credit for expansion projects and the acquisition of equipment in an amount of up to US$ 291,959 thousand. No remuneration.	Subsidiary	4 37,387	06/16/2011	Feb-21	Settlement of the agreement	304,294	343,170
9	Guarantee granted to the company Sipar Aceros S.A., in financing with BBVA, in the amount of US$ 13,063,357.28 equivalent in ARS.	Subsidiary	42,335	09/21/2016	Sep-21	Settlement of the agreement	9,272	1 4,416
10	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 105 million equivalent to MXN.	Joint-venture	4 20,431	10/18/2019	Oct-22	Maturity	427,769	427,769
11	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$ 750,000,000.00.	Subsidiary	1 ,501,275	04/15/2013	Apr-23	Settlement of the agreement	1,248,602	1,290,019
12	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$ 1,165,629,000.00. No remuneration.	Subsidiary	2 ,606,346	04/10/2014	Apr-24	Settlement of the agreement	2,524,843	2,608,593
13	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 50 million equivalent to MXN.	Joint-venture	2 08,670	09/23/2019	Sep-24	Maturity	213,885	213,885
14	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 130 million equivalent to MXN.	Joint-venture	5 20,533	10/04/2019	Oct-24	Maturity	528,830	528,830
15	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 150 million equivalent to MXN.	Joint-venture	6 00,615	10/21/2019	Oct-24	Maturity	614,384	614,384
16	Guarantee granted to Gerdau Summit Aços Fundidos e Forjados S.A. in financing from the BNDES in the amount of up to R$ 130,164,000.00 at the date of the agreement.	Joint-venture	1 30,164	09/21/2017	Aug-25	Maturity	37,285	4 1,373
17	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in October/2017 in an amount of up to US$ 650,000,000.00.	Subsidiary	2 ,129,985	10/12/2017	Oct-27	Settlement of the agreement	2,619,955	2,706,860
18	Co-guarantee for GUSAP III LP. in the 10-year Bond issued in November/2019 in an amount of up to US$ 500,000,000.00.	Subsidiary	2 ,112,000	11/21/2019	Jan-30	Settlement of the agreement	2,015,350	2,015,350
19	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/2009	Dec-30	Settlement of the agreement	12,216	1 2,216
20	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	1 03,596	10/18/2012	Aug-25	Settlement of the agreement	205,566	212,384
21	Co-guarantee for GTL Trade Finance Inc. in the 30-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1 ,118,000	04/16/2014	Apr-44	Settlement of the agreement	2,015,350	2,082,200
22	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Sipar Aceros S.A. and Gerdau Aços Longos S.A.) Sales in the period amounted to R$ 6,906.	Subsidiaries	-	-	Undetermined	Maturity	99,101	9 9,101
23	Gerdau S.A. has accounts payable derived from purchases of subsidiaries (Gerdau Aços Longos S.A. and Gerdau Açominas S.A.). Purchases in the period amounted to R$ 51,744.	Subsidiaries	-	-	Undetermined	Maturity	54,994	6 6,221
24	C urrent account (liability balance) with Gerdau Açominas S.A. Pays the monthly variation of the CDI.	Subsidiary	-	12/01/2014	Undetermined	No maturity	44	3 61
25	Current account (liability balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	-	07/31/2005	Undetermined	No maturity	2	1 50
26	C urrent account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	-	09/17/2010	Undetermined	No maturity	6,402,634	6,659,406
27	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 62 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	6 2	6 2
28	Financial investment in subsidiary Paraopeba - Fundo de Investimento Renda Fixa.	Subsidiary	-	-	Undetermined	No maturity	896,571	896,571

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

General

As other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2019.

The most relevant administrative and judicial claims are related below. For more information about the provisions recorded, please see the notes in the Financial Statements.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2019, 2018 and 2017 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2019	2018	2017	2019	2018	2017
Tax	396,821	268,009	257,621	1,837,967	1,963,859	1,883,562
Labor	357,130	449,350	517,329	113,379	126,620	128,849
Civil	55,348	52,946	52,933	40,369	44,935	38,770

TAX CONTINGENCIES

Tax provisions are related to:

• R$ 86,355 related to ICMS (state VAT), mostly in regarding of the right of offsetting credits.

• R$ 4,028 related to Social Security Contributions asset on the payroll.

• R$ 9,794 related to Recomposição Tarifária Extraordinária – RTE, which represent tariffs charged for supplying energy to the Company’s industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System. The claims are currently under review in Regional and Superior Federal Courts. The Company has made escrow deposits equivalent to the total amount of these claims.

• R$ 253,909 related to disallowance of PIS and Cofins credits and claims related to their impact on other revenues.

• R$42,734 related to other taxes, which were classified as probable loss.

Of the balance of judicial deposits recorded on December 31, 2019, the amount of R$ 1,650,976 corresponds to judicial deposits made up to June/2017, referring to the same discussion on the inclusion of ICMS in the PIS and COFINS tax base, awaiting the procedural closure of lawsuits in the judiciary to be returned to the Company

For such claims, the Company and its subsidiaries had been making judicial deposits and accounting provisions for the amount under discussion, adjusted by the SELIC rate, which referred to the unpaid amounts of PIS and Cofins since 2009, which enforceability was fully suspended, due to the realization of the deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 2, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of provision for tax liabilities, net (Operational result) and R$ 369,819 in the line Reversal of interest on provision for tax liabilities, net (Financial Result), in its consolidated statements of income. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

Finally, the Company informs that two of those claims mentioned above became final. The first one became final on July 19, 2019, assuring to the Company the following: i) the right to recovery payments made prior to the filing of the lawsuit, subject to the statute of limitations of 5 years, in the amount of R$ 122 million (R$ 79 million, net of taxes), and ii) the right to withdraw the judicial deposits made during the course of this action, which was done on September 16, 2019, in the amount of R$ 179 Million. The second one became final on December 18, 2019, assuring the Company the following: i) the right to recovery payments made prior to the filing of the lawsuit, subject to the statute of limitations of 5 years, in the amount of R$ 280 Million; ii) the right to withdraw the judicial deposits made during the course of this action in the amount of R$ 187 Million.

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

- The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 631,940.

- The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 336,134; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,010,863, (iii) social security contributions in the total of R$ 95,436 and (iv) other taxes , whose updated total amount is currently R$ 614,609.

- The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 754,215, of which: (i) R$ 128,495 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Tax Appeals Council (CARF), which was dismissed by the quality vote, and Special Appeal was filed on May 17, 2019, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (ii) R$ 136,053 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos, whose Voluntary Appeal was dismissed in the first instance of CARF on November 5, 2019, which was dismissed, and a motion for clarification was filed on December 27, 2019, which is pending of judgment; (iii) R$ 138,291, corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was partially dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal on June 3, 2019, which is pending of judgment in the first instance of CARF; (iv) R$ 156,788 corresponds to a lawsuit of the Company dismissed by the first instance of the Administrative Tax Appeals Council (CARF) on November 5, 2019, which was dismissed by a majority of votes, and awaits notice of the decision for the appropriate appeals; and (v) R$ 194,588 corresponds to a lawsuit of the Company, whose impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on June 17, 2019, which is currently pending of judgment

- The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 431,718, of which: (i) R$ 23,800 corresponds to a lawsuit in which the Company was challenged by the Federal Revenue resulting in a judgment that completely annulled the tax assessment, but, in a judgment made by the Administrative Council of Tax Appeals (CARF) on January 23, 2019, the legal appeal was granted in favor of the National Treasury, by judgment in which, on June 21, 2019, the Company filed a motion for clarification, which are pending of judgment. (ii) R$ 196,730 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; and (iii) R$ 68,993 correspond to a lawsuit in which the Company impugnation was rejected and filed a Voluntary Appeal with the Administrative Council of Tax Appeals (CARF), which is pending of judgment; (iv) R$ 142,194 corresponds to a new Notice of Infraction received by the Company on December 2, 2019, against which it presented a challenge on December 27, 2019, currently pending of judgment.

- The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,236,144. Such proceedings relate to profits earned abroad, of which (i) R$ 1,053,855 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 1,018,448 corresponds to a Tax Foreclosure against which the Company filed an Embargo to Enforcement that was partially dismissed, through a sentence handed down on July 15, 2019, which was the subject of an Appeal filed by the Company, currently, pending of judgment by the Federal Regional Court of the 4th Region; and (i.b) R$ 35,407 correspond to a process partially provided by the Superior Chamber of Tax Appeals of CARF (CSRF), in a decision published on May 25, 2017 and already final and unappealable; the matters not previously analyzed by the first instance of the Administrative Council for Tax Appeals (CARF), as determined by the decision of the CSRF, were judged on October 16, 2019, by a partially favorable decision, against which the company is awaiting a statement from the National Treasury, for final determination of the remaining debt; and (ii) R$ 182,289 correspond to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), that its Special Appeal was judged by the Superior Chamber of Tax Appeals (CSRF), on December 4, 2019, which was dismissed; currently, the subsidiary is awaiting notice of the decision to take the appropriate measures for the judicial discussion.

- The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,780,131, of which (i) R$ 5,282,017 correspond to four proceedings involving the Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial collateral using an insurance bond, for judicial discussions on motions to stay execution in the respective proceedings, and in the motions to stay to Execution filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; and, in the Motion to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.) on October 3, 2019, a judgment was rendered dismissing the tax assessment, and the deadline for filing appeals by the National Treasury is in progress; (ii) R$ 311,885 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion, on motions to stay Execution filed on July 8, 2019, currently pending of judgment; (iii) R$ 289,372 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion on motions to stay Execution filed on August 14, 2019, currently pending of judgment; (iv) R$ 4,219 corresponds to a lawsuit of the of subsidiary Gerdau Aços Longos S.A., which is awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (v) R$ 66,619 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose Special Appeal filed against CSRF was dismissed on December 5, 2019; currently, the subsidiary is awaiting notice of the decision to take the appropriate measures for the judicial discussion; (vi) R$ 132,928 corresponds to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), which its Special Appeal was partially known and is pending judgment; (vii) R$ 567,904 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which had its Voluntary Appeal partially known, by decision issued by CARF on September 18, 2018 and notified to the company on April 15, 2019. This decision was subject of a Special Appeal by the National Treasury and a Special Appeal filed by the Company on April 29, 2019, both currently pending of judgment; (viii) R$ 104,913 correspond to a lawsuit filed by the Company (as successor of Gerdau Aços Especiais S.A.), which had its Voluntary Appeal judged by the first instance of CARF on December 10, 2019, which was dismissed; currently, the Company is awaiting notice of the decision to oppose the applicable resources; (ix) R$ 545,606 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was dismissed, by decision of which it became aware on November 27, 2018 and in which it filed a Voluntary Appeal at CARF's first instance, currently pending of judgment; and (x) R$ 474,667 correspond to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., whose tax assessment was received on September 11, 2019 and against which an appeal was filed on October 10, 2019, currently pending of judgment by the Federal Revenue Judgment Office (DRJ).

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

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

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 357,130 as of December 31, 2019. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2019, represented R$ 113,379.

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 184,066. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 55,348 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2019, almost amount to R$ 40,369.

Other contingent liabilities with remote probabilities of losses, involving uncertainties regarding their occurrence, and, therefore, not included in the contingency reserve, are composed of:

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

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019. The Appeal to the Supreme Federal Court was dismissed, so an appeal was filed.

Regardless of the outcome of its appeals, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reversed.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$ 276,295. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

Administrative proceeding — Brazilian Securities Comission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as a counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense in the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, against allegations that the operation was not justified. On December 3, 2019, such administrative proceeding was decided by the CVM, absolving all charged, except for one officer and one former officer of Gerdau S.A., who were required to pay a fine for alleged deficiencies in connection with the disclosure requirements to the market related to the transaction. The former officer and the current officer may still appeal from the decision to the “Conselho de Recursos do Sistema Financeiro Nacional”.

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

Dividend Distribution Policy

Brazilian Corporate Law generally requires the Bylaws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. On this note, it is not uncommon for corporations to provide for a minimum payout of 25% of adjusted net income. According to the Company’s Bylaws, this percentage has been fixed at no less than 30% of the adjusted net income for distribution each fiscal year.

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services (“Custodian”) uses the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the company’s paid-in capital. On December 31, 2019, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 799.3 million or 4.2% of total paid-in capital of R$ 19,249.1 million.

According to Law 6,404, holders of preferred shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on ordinary shares. Gerdau S.A.’s executive directors presented a proposal at the 2002 shareholders’ meeting to grant to both ordinary and preferred shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

Under the amendments to the Brazilian Corporate Law, by extending the tag along rights to minority shareholders, the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company’s Bylaws to provide for the tag-along rights as described above, the Company now pays the stated minimum dividend of 30% of adjusted net profit (section 19 of the Company’s Bylaws) to all shareholders, from January 1, 2002 dividends paid to preferred shareholders no longer being subject to a minimum 10% premium over those paid to holders of ordinary shares.

As a general requirement, shareholders who are non-residents of Brazil must have their Brazilian company investments registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred shares underlying the American depositary shares (“ADSs”) will be held in Brazil by the Custodian as agent for the Depositary Bank (the “Depositary”). The holder of preferred shares will be the registered holder recorded in the preferred shares register.

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

Since 1999, dividends have been paid to holders of the Company’s ordinary and preferred shares in reais and in U.S. dollars converted from reais at the commercial exchange rate on the date of payment. Relevant amounts are described in Item 3 - Key Information - Selected Financial Data.

B.            SIGNIFICANT CHANGES

No significant changes to report.

ITEM 9.	THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Not required.

B.            DISTRIBUTION PLAN

Not required.

C.            MARKETS

São Paulo Stock Exchange - Brasil

Trading on the B3

The São Paulo Stock Exchange (called “B3 S.A. - Brasil, Bolsa, Balcão” and previously known as BOVESPA) is the only stock trade center in Brazil and Latin America’s largest stock exchange. Until August, 2007, BOVESPA was a non-profit association owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. On August 28, 2007, BOVESPA was subject to a corporate restructuring process that resulted in the creation of BOVESPA Holding S.A., a public corporation which had, as fully-owned subsidiaries, the São Paulo Stock Exchange S.A. (Bolsa de Valores de São Paulo S.A. — BVSP) — responsible for the operations by the stock exchange and the organized over-the-counter markets — and the Brazilian Clearing and Depositary Corporation (Companhia Brasileira de Liquidação e Custódia) — responsible for the settlement, clearing and depositary services. Such corporate restructuring has consolidated a demutualization process, thereby causing the access to the trading and other services rendered by the BOVESPA not conditioned to a stock ownership. On May 8, 2008, BOVESPA was subject to another corporate restructuring process that resulted in the creation of BM&F BOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, a public corporation which merged the operations of BOVESPA Holding S.A. and BM&F S.A. On November 28, 2008, Brazilian Clearing and Depositary Corporation (Companhia Brasileira de Liquidação e Custódia), a fully-owned subsidiary of BM&F BOVESPA S.A., was merged into BM&F BOVESPA S.A. In 2017, the CVM (the Securities and Exchange Commission of Brazil) approved the corporate name change of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros to B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Cetip S.A. - Mercados Organizados merged into B3 with said merger becoming effective as of July 03, 2017.

The B3’s trading is conducted between 10:00 a.m. and 5:00 p.m. (or 6:00pm depending on the season) on the B3 automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by B3. The price variations are limited to 2% (above or below) the closing quote of the day.

In order to better control volatility, the B3 adopts a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the B3 falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session. If any circuit breaker takes place during the day, trading sessions thereafter may be suspended by a period of time to be determined as per B3’s own discretion whenever the index of the B3 falls below the limit of 20% in relation to the index registered in the trading session of the day before.

Since March 17, 2003, market making activities have been allowed on the B3. The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading of securities listed on the B3 may be effected off the stock exchange market under certain circumstances, although such trading is very limited.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See specific regulation for foreign investments in Brazil.

Corporate Governance Practices in Brazil

In 2000, the B3 introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, aimed at encouraging Brazilian companies to follow good corporate governance practices and higher levels of transparency, as per required by Brazilian Corporate Law. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

The Company is listed on the Level 1 segment of the B3. To become a Level 1 company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards, including cash flow statements; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers; (v) disclose the terms of the transactions with related parties; (vi) make a schedule of corporate events available to shareholders; (vii) at least once a year, hold public meetings with analysts and investors; (viii) include in the company’ Bylaws of the mandatory minimum clauses set out by B3; (ix) prepare and publish its Trading Securities Policy and Code of Conduct; and (x) not accumulate the position of Chairman of the Board of Directors and Chief Executive Officer or lead executive by the same person.

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

Law 11,638, of December 28, 2007, and Law N. 11,941, of May 27, 2009, amended a number of provisions of Law N. 6,385/76 and Law N. 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The new changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

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

CVM has issued Instruction N. 480, dated as of December 7, 2009, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. CVM Instruction N. 480/09 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to file annually with CVM a Reference Form (“Formulário de Referência”) containing all of the company’s relevant information and to update the information contained therein as soon as any relevant changes occur.

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

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2018, 2.8 billion ADSs were traded, a figure 44.9% higher than in 2017, representing a trading volume of $12.3 billion, equivalent to a daily average of $49.2 million. In 2019, 2.5 billion ADSs were traded, a figure 16% lower than in 2018, representing a trading volume of $9.3 billion, equivalent to a daily average of $36.9 million

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2019, a total of 76,1 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of $258,0 thousand, equivalent to a daily average of $5.2 thousand.

ITEM 10.	ADDITIONAL INFORMATION

A.            SHARE CAPITAL

Not applicable.

B.            MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s Bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.3.0052069-6 .

The consolidated Bylaws are incorporated by reference hereto as Exhibit 1.1.

The last amendment of the Company’s Bylaws was made on April 17, 2019.

Summary of Special Conditions Relating to Directors and Officers

Although the Bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere to the provisions of Law 6.404/76 (Corporate Law), which regulates corporations in Brazil, and also observes the rules of the Brazilian Stock Exchange Commission (CVM) and the São Paulo Stock Exchange (B3).

In general terms, Section 153 of the Brazilian Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence which a person normally employs in the administration of his/her own affairs.

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

Section 156 of the Brazilian Corporate Law states that an administrator (member of the board of directors and executive officers) shall not take part in any corporate transaction in which he/she has an interest which conflicts with an interest of the corporation, nor in the decisions made by the other officers on the matter.

Regarding the decision on director’s compensation, the Bylaws of the Company state that the shareholders are in charge of defining the global remuneration of the administrators (members of the board of directors and executive officers) and the board of directors is in charge of fixing the individual remuneration of directors and officers (article 6, paragraph 5, letters “m” and “n” of the Bylaws).

Finally, the Board of Directors and the Board of Officers may decide to create specific committees linked to themselves, which shall include one or more of its members, Company employees or contracted third-parties with the aim of coordinating or orienting certain corporate processes or operations (see Article 6, paragraph 7, and Article 9, paragraph 3, respectively, of the Bylaws of the Company).

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

Shareholders representing the majority of a) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total capital stock and b) holders of at least 15% of the voting capital stock, shall have the right to elect and remove a member and his substitute from the board of directors, in a separate election at the general meeting, being excluded from such election the majority shareholder.

If neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights are sufficient to achieve the quorum above, they shall be allowed to aggregate their shares in order to jointly elect a member and his substitute for the board of directors, in this case considering the quorum of 10% of the capital stock.

Shareholders representing at least 10% of the voting capital may also request that the election of directors be subject to cumulative voting, said request to be submitted to the company no later than 48 hours prior to the general shareholders meeting.

Notwithstanding the provisions aforementioned, the controlling shareholders shall always have the right to elect the majority of the members of the board of directors of a Brazilian company.

Based upon section 161, paragraph 4 of the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights shall be entitled to elect one member of the board of auditors and his alternate in a separate election. The minority shareholders shall have the same right, provided that they jointly represent 10% or more of the voting shares.

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

Furthermore, Section 16, sole paragraph of the Brazilian Corporate Law sets forth that, unless expressly provided for, an amendment to that section of the Bylaws which regulates the different classes of shares shall require the approval of the shareholders of all shares thereby affected.

On the same hand, Section 136, paragraph 1 of the Brazilian Corporate Law states that any changes in the preferences or rights of the preferred shares, or the creation of a class of shares having priority in relation to the existing preferred shares, unless the change is authorized by the Bylaws, would require the approval of the preferred shareholders in a special Shareholders’ Meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

Annual general meetings and extraordinary general meetings of shareholders

The call for the annual Ordinary General Shareholders’ Meeting and Extraordinary Shareholders’ General Meetings of Gerdau shall be made by a notice published on at least three occasions in the Valor Econômico, São Paulo edition, and Official Diary of the State of São Paulo. The notice shall contain, in addition to the place, date and time of the general meeting, the agenda and, in the case of an amendment to the Bylaws, an indication of the subject-matter.

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

b)	entitle the shareholder to vote against a resolution by appointing another proxy to exercise the said vote; and

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

A shareholder resident or domiciled abroad must maintain a representative in Brazil empowered to accept service of process in proceedings brought against him under the Brazilian Corporate Law.

Change in control of the company

Brazilian Corporate Law states that the direct or indirect transfer of control of a publicly held corporation can only be effective under the condition that the purchaser agrees to conduct a public offer to acquire the voting shares owned by the remaining shareholders.

Gerdau´s Bylaws attribute to all shares the right to be included in any public offering involving the transfer of control, guaranteeing the same price paid per share with voting rights that are part of the controlling block.

Disclosure of shareholders ownership

With regard to the disclosure of ownership, shareholders shall observe the Rule 358 (“Instrução CVM 358”) enacted by the Brazilian Exchange Commission (CVM), which sets forth that:

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

III - number of shares, subscription bonus, as well as rights to subscribe to shares and options to buy shares, by sort and type, already held, directly or indirectly, by the assignor or linked person;

IV - number of convertible debentures into shares, already held, directly or indirectly, by the assignor or linked person, explaining the quantity of shares intended to the converted, by sort and type;

V - indication of any agreement or contract regulating the right to vote or purchase and sale securities issued by the company; and

VI — if the shareholder has its residence or domicile abroad, the name or social denomination and the Brazilian Tax Payer Number of its attorney or legal representative in the country, in compliance with section 119 of Law 6,404 of 1976.

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

Paragraph 6. The Investor Relations Officer is responsible for transmitting the information, as soon as they are received by the company, to CVM and, if applicable, to the stock exchange or organized over-the-counter market entities in which the company trades is shares, as update the IAN form in the correspondent field.”

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

Bonds — The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc., Gerdau Trade Inc. and GUSAP III LP, issued bonds due in 2020, 2021, 2023, 2024, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2019, the outstanding balance of these bonds was R$ 12.2 billion.

Debenture — The Company concluded in 2018 the issuance of debentures with maturity of 4 years and in 2019 the issuance of debentures with maturity of 4 and 7 years. On December 31, 2019, the outstanding balance of these debentures was R$ 2.9 billion.

GGWCF — In October 2019, the Company concluded the structuring of its senior unsecured working capital facility in the amount of US$ 800 million (equivalent to R$ 3.2 billion). On December 31, 2019, the outstanding loans under this line totaled US$ 60 million (R$ 242 million).

BNDES — During the year, the Company and its subsidiaries Gerdau Açominas and Gerdau Aços Longos prepaid all loans contracted with BNDES.

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the B3 which is regulated by CMN Resolution N. 4,373/14 and CVM Instruction N. 560/15.

CMN Resolution N. 4,373/14, which took effect on March 30, 2014, establishes rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

Pursuant to CMN Resolution N. 4,373/14, foreign investors are defined as individuals, legal entities, mutual funds and other collective investments resident, domiciled or headquartered abroad. CMN Resolution N. 4,373/14 prohibits the offshore transfer or assignment of title to the securities.

Pursuant to CMN Resolution N. 4,373/14, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) obtain registration as a foreign investor with the CVM; (iii) appoint an authorized custodian in Brazil for its investment; and (iv) register the foreign investment with the Central Bank. The securities and other financial assets held by the foreign investor pursuant to CMN Resolution N. 4,373/14 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading are restricted to transactions carried out on exchanges or organized over-the-counter markets licensed by the CVM. All investments made by a foreign investor under CMN Resolution N. 4,373/14 will be subject to electronic registration with the Central Bank.

CMN Resolution N. 4,373/14 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADSs have been approved under the applicable law by the Central Bank and the CVM, the proceeds from the sale of the ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be subject to a specific tax treatment. According to CMN Resolution N. 4,373/14, are subject to concurrent exchange operations or international transfers in Brazilian Reais, without effective delivery of resources and whether prior authorization of the Central Bank of Brazil, the application of non-resident investor through the mechanism of Depositary Receipts may be transferred to other foreign investments mechanisms, with due regard to the conditions set forth by the Central Bank and by the CVM.

Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the ADSs (“Depositary”) and Itaú Unibanco S.A. (“Custodian”) on behalf of the Depositary. Pursuant to the registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds abroad. Subject to the provisions set forth in Annex V Regulations, holders of preferred ADSs may exchange such ADSs for the underlying Preferred Shares. In this event, such a holder will be entitled to continue to rely on the Depositary’s registration of foreign investment for only five business days after such exchange, after which time, the same holder must seek its own registration with the Central Bank.

The Registered Capital for Preferred Shares that are withdrawn upon surrender of ADSs will be the U.S. dollar equivalent to (i) the average price of the Preferred Shares on the B3 on the day of withdrawal, or (ii) if no Preferred Shares were sold on such day, the average price of Preferred Shares that were sold in the fifteen trading sessions immediately preceding the same withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Foreign Exchange rates quoted by the Central Bank on the same date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares). A non-Brazilian holder of Preferred Shares may experience delays in effecting the registration of Registered Capital, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Thereafter, unless the Preferred Shares are held pursuant to CMN Resolution N. 4,373/14 or to Law N. 4,131/62 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of ADSs.

Restrictions on the remittance of foreign capital overseas could hinder or prevent the Custodian, as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADSs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of Preferred Shares into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

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

E. TAXATION

The following summary contains a description of the main Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares, Preferred Shares and ADSs, as applicable. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this summary only addresses holders of common shares, Preferred Shares or ADSs as capital assets (generally, property held for investment) and does not address the tax treatment of a holder that may be subject to special tax rules, such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the total combined voting power of the Company’s voting stock or 10% or more of the total value of the Company’s stock, and investors that hold the common shares, Preferred Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction. Prospective purchasers of common shares, Preferred Shares or ADSs should consult their own tax advisors as to the personal tax consequences of their investment, which may vary for investors in different tax situations. The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Such authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries continue to have discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. This summary is also based on the representations of the Depositary (as defined below) and under the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related documents will be performed in accordance with its specific terms.

Brazilian Tax Considerations

The following information summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition of common shares, Preferred Shares or ADSs by a holder that is not resident or domiciled in Brazil for tax purposes (“Non-Resident Holder”).

The following is a general discussion only and does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. The effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries are not addressed herein, nor are any tax consequences applicable under the laws of Brazilian States and Municipalities.

Income tax

Dividends

Dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, Preferred Shares or ADSs, are currently exempt from income tax in Brazil, as provided by art. 10 of Federal Law no. 9,249, of December 26, 1995.

Despite the fact that this exemption is currently in force, news released by the press in past years claim that the government intends to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that allegedly would be followed by a reduction of the overall income tax burden borne by said companies. Currently, several bills on the subject are being discussed and await voting in the Brazilian National Congress. Brazilian authorities have not yet made a binding statement on the matter, either through the enactment of a provisional measure, or through the enactment of such bills submitted to the Brazilian National Congress. For this reason, it is not yet possible to anticipate the exact terms of the intended taxation. In any case, in order to become effective, these changes to the Brazilian tax legislation would have to be approved by the Brazilian National Congress, and would only become effective as of January 1, 2021, at the earliest.

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

For tax purposes, this interest is calculated over the net equity accounts of the corporation and is limited to the daily pro rata variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo – “TJLP”), as determined by the Brazilian Central Bank from time to time, and the amount of the deduction cannot exceed the greater of:

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

Although the Brazilian legislation currently in force allows payments of interest on shareholders’ equity, news released by the press claim that the government is considering revoking such incentive, a measure that would be followed by a reduction of the overall income tax burden borne by said companies, as mentioned above.

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

In general, gains realized on the disposition of common or preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount realized on the disposition, and acquisition cost of the shares disposed of, measured in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank. Notwithstanding, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

The rules related to whether or not withholding income tax must be levied on such gains will vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment that must be made by the Non-Resident Holder before the Brazilian Central Bank, and how the disposition is carried out.

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange are:

•	exempt from income tax when assessed by a Non-Resident Holder that (1) has invested in Brazil under the rules set forth by the Brazilian Central Bank – “Qualified Portfolio Investor” (in particular the National Monetary Council Resolution no. 4,373, of September 29, 2014) and (2) is not domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept; or

•	subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a Qualified Portfolio Investor, and of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized by a Non-Resident Holder on a disposition of common shares or Preferred Shares (or ADSs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. As from January 1, 2017, in accordance with Article 21 of Federal Law no. 8,981, of January 20, 1995, as amended by Federal Law no. 13,259, of March 16, 2016, capital gains realized by resident individuals are taxable at progressive rates in brackets that vary from 15% to 22,5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17,5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not R$ 30 million; and (iv) 22,5% on gains exceeding R$ 30 million. In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains it realize on the disposition of said assets will be taxable at the fixed rate of 25% (please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept).

Gains related to transactions carried out outside the Brazilian stock exchanges, but on a Brazilian non-organized over-the-counter market with intermediation, are also subject to the withholding income tax of 0.005%, which can be offset against income tax due on any capital gain realized on the transaction.

In the event of a redemption of common shares or Preferred Shares (or ADSs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the respective common shares or Preferred Shares (or ADSs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore will be subject to income tax at a rates described in the previous paragraphs.

Any exercise of preemptive rights relating to the common shares, Preferred Shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to Preferred Shares or ADSs will be subject to Brazilian income tax according to the same rules described above.

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

Other Brazilian Taxes

There are no specific Federal Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares, Preferred Shares or ADSs, except for gift and inheritance taxes that may be imposed by Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares, Preferred Shares or ADSs.

United States Tax Considerations

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or ADSs by a U.S. holder (as defined below) holding such shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.. This summary does not address federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. U.S. holders are urged to consult their own tax advisers regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the total combined voting power of the Company’s voting stock or 10% or more of the total value of the Company’s stock, investors that hold the Preferred Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used herein, a “U.S. holder” is a beneficial owner of a Preferred Share or ADS that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Preferred Share or ADS that is not a U.S. holder or a partnership.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Preferred Share or ADS, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of Preferred Shares or ADSs.

Nature of ADSs for U.S. Federal Income Tax Purposes

The following summary assumes that the representations contained in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a holder of a ADS will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for ADSs, and ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

For purposes of the following summary, any reference to Preferred Shares shall be understood to also include reference to the ADSs, unless otherwise noted.

Taxation of Distributions

U.S. holders

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on a Preferred Share will constitute a dividend for U.S. federal income tax purposes to the extent it is made from the Company’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles (regardless of whether it is considered a dividend under Brazilian law or for Brazilian income tax purposes). If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital (and reduction in tax basis) to the extent of the U.S. holder’s tax basis in the Preferred Share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain from the sale or exchange of the Preferred Shares. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that any distribution on a Preferred Share generally will be treated as a dividend for U.S. federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The gross amount of any dividend on a Preferred Share (which will include the amount of any Brazilian taxes withheld, if any) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. In the case of a Preferred Share, but not a ADS, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend. In the case of a dividend received in respect of a ADS, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the Brazillian currency. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for hedged positions, any dividend that a non-corporate U.S. holder receives on a Preferred Share generally will be subject to a maximum Federal income tax rate of 20% (plus an additional 3.8% Net Investment Income tax — see “Net Investment Income Tax”) if the dividend is a “qualified dividend.” A dividend on a Preferred Share will be a qualified dividend if (i) the Preferred Shares are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the Preferred Share (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).

The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. As discussed below under “PFIC Rules,” the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

The U.S. Treasury Department has announced its intention to promulgate detailed rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those detailed procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax for qualified dividends. U.S. holders of Preferred Shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains

U.S. holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred Share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the Preferred Share and the amount realized on the sale or other taxable disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred Share has been held for more than one year. In general, any adjusted net capital gain of a non-corporate U.S. holder is subject to a maximum U.S. Federal income tax rate of 20% (plus an additional 3.8% Net Investment Income tax — see “Net Investment Income Tax”). The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes generally precludes a U.S. holder from claiming a foreign tax credit for any Brazilian income tax withheld on U.S. source capital gain from a sale of a Preferred Share as an offset against the U.S. federal income tax liability on such U.S. source gain. Alternatively, any Brazilian withholding tax may be taken as (i) a foreign tax credit to offset U.S. federal income tax on non-U.S. source income or gains that the taxpayer has in the same “basket” of income, or (ii) as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

If the Preferred Shares were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) will generally be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, the U.S. holder’s holding period) that would otherwise be taxed as capital gains or dividends, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred Share would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation for non-corporate taxpayers. In addition, if the Company is deemed to be a PFIC for a taxable year, U.S. holders would be subject to increased reporting requirements. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of the Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Net Investment Income tax to your income and gains in respect of your investment in our Preferred Shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. holders that hold certain specified foreign financial assets in excess of $50,000 are subject to U.S. return disclosure obligations (and related penalties for failure to comply with such reporting requirements). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their Preferred Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Dividends paid on, and proceeds from the sale or other taxable disposition of, a Preferred Share to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 24%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt from backup withholding. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its non-U.S. status.

F.            DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission and XBRL - eXtensible Business Reporting Language. Its filings are available through the EDGAR system and XBRL at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at www.gerdau.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Av. Doutora Ruth Cardoso, 8501/ 8th floor — São Paulo-SP — 05425-070— Brazil or calling 55-11-3394 6300 or by e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Foreign currency sensitivity analysis

As of December 31, 2019, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 112,355 and R$ 71,718 after the effects arising from the changes in the net investment hedge described in note 17.f - (R$ 113,445 and R$ 74,457 as of December 31, 2018, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 70,891 as of December 31, 2019 (R$ 55,959 as of December 31, 2018) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Price risk of commodities

This risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of our products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2019, totals R$ 396,440 (R$ 461,595 as of December 31, 2018) and the variation in the price of raw materials and other inputs totals R$ 258,906 as of December 31, 2019 (R$ 296,234 as of December 31, 2018). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Credit risk

This risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding short-term investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

The Company is monitoring the spread of COVID-19, commonly known as coronavirus, throughout the many countries in which it operates. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

Capital management risk

This risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 15 and 16). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 24). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment.

Liquidity risk

The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity.

The Company is monitoring the spread of COVID-19, commonly known as coronavirus, throughout the many countries in which it operates. In terms of liquidity risk is important to mention that the combination of a cash position of R$ 6.3 billion as of December 31 ,2019, of which 52% is in U.S. dollar, and the availability of standby credit facilities in the amount of R$ 4 billion, leaves the Company well prepared for this moment of volatility. Furthermore, the average maturity term of the Company’s gross debt is 7.4 years, which represents a well-balanced and well distributed debt maturity schedule for the coming years.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2019, the depositary reimbursed the Company in the amount of USD 3.25mm gross ($2,275,000 net of withholding taxes).

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2019, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck, the Chief Financial Officer and Executive Vice President, Harley Lorentz Scardoelli, the Accounting Director, Clemir Uhlein, the Head of Corporate Communication, Pedro Torres Pinto and the Legal Director, Fabio Eduardo Spina. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

There have been no significant changes in the Company’s internal control or other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, other than the implementation of controls associated to the adoption of IFRS 16. In 2019, the Company established new internal controls in order to address the accounting requirements of IFRS 16 - Leases. The Company’s internal controls were designed to materialy meet financial reporting requirements, including the identification of leases, measurement, recognition and proper disclosures, through formal procedures, new systems and approvals.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2019, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2019.

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

The Gerdau´s Code of Ethics is the foundation that defines the company's behavior and shows the commitment of conducting business ethically, which is passed on to employees, customers, shareholders and the community.

The Gerdau's Code of Ethics must be followed by all employees, Officers, President and Board of Directors, and meets all legal ethics and compliance requirements applicable to publicly traded companies.

The current code is organized according to the Company’s values which are: (a) Be the Customer’s choice, (b) Safety above all, (c) Respected, engaged and fulfilled Employees, (d) Pursuing excellence with simplicity, (e) Focus on results, (f) Integrity with all stakeholders and, (g) Economic, social and environmental sustainability.

The code instructs all employees to follow a number of steps when reporting suspected breaches or violations with no fear of demotion, reprisal or retaliation. The company has implemented an Ethics Helpline to which all employees and third parties may refer in the case of violations of the code, assuring confidentiality, anonymity, investigation of all cases, two-way communication for any needed follow-up and report of status to Risk Committee, Fiscal Council and Board of Directors.

The purpose and the contents of the current Code of Ethics have been made public to all employees and board of directors, with their understanding and formal agreement, and have been the object of periodically in-company training. For third parties there is a Code of Ethics with the same content.

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

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were KPMG for the years ended on December 31, 2019 and December 31, 2018:

	2019	2018
Audit fees	8,490	7,068
Audit-related fees	—	—
All other fees	194	36
Total	8,684	7,104

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

On April 28, 2005, the Company elected its Board of Auditors duly adapted to ensure compliance with the Sarbanes-Oxley Act requirements and exemptions from the listing standards. The Board of Auditors (“Conselho Fiscal”) has been operating in accordance with Brazilian Corporate Law 6,404/76, since April 2000. The customary role of this board is to monitor and verify the actions of Company´s directors and executive officers and the compliance with their legal duties, providing opinions and official statements on the annual management report and the proposals of members of the Board of Directors, denouncing errors or fraud, calling meetings whenever necessary and analyzing financial statements. In establishing a permanent Board of Auditors, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a board of auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

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

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors.  While the Company is not required to have such a committee under Brazilian law, it has a Corporate Governance Committee, but it is not composed by a majority of independent directors. The purpose of this Committee is to provide its views to the Board in respect of the best practices in Corporate Governance; evaluating the recommendations of the agents of capital markets and financial and specialized agencies, to recommend to the Board principles and guidelines of Corporate Governance; reviewing and commenting on the information relating to Corporate Governance contained in the official documents of the Company for dissemination to the market and evaluating the performance of the Board as a whole.

Compensation Committee: Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors. Gerdau is not required to have such a committee under Brazilian practice. It has established a Compensation Committee to advise the full Board on employee and executive compensation and recruitment, incentive-compensation plans and related matters, but, although such committee has a separate charter, it is not composed by a majority of independent directors. Its full Board of Directors otherwise is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

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

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Gerdau does not have a similar requirement under Brazilian law, although it does establish operating principles for its executive management and it observes the requirements of Instruction 358 of the Brazilian Securities Commission (CVM) concerning trading in its shares. In addition, it has adhered to the Level I listing standards of the B3. Furthermore, Gerdau S.A. also has three corporate policies as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates transactions in the Company´s securities, ensuring transparency in transactions in the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors; employees and executives of the Company who have access to any privileged information, among others; and (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interest of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and their family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated Companies or companies under shared control.

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

Further information concerning Gerdau’s corporate governance practices and applicable Brazilian law is available on the Company’s website, in its submissions to the U.S. Securities and Exchange Commission. The Company has also voluntarily adhered to the Level I listing standards of the Sao Paulo Stock Exchange (B3) on which its shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on Gerdau.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

	By:	/s/ Harley Lorentz Scardoelli
	Name:	Harley Lorentz Scardoelli
Dated: March 31, 2020	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2019 and 2018

and for each of the three years in the period

ended December 31, 2019

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gerdau S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of value in use of Company segments

As discussed in Notes 2.8, 11 and 30 to the consolidated financial statements, the Company recorded goodwill balances in the amount of R$ 9,469,311 thousand as of December 31, 2019. The Company performs goodwill impairment testing on an annual basis. The recoverable value of the Company segments was based on the Company’s estimate of its value in use. The estimate of value in use involves certain key assumptions that require significant judgment on the part of the Company, including those relating to the future cash flows such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity that are based on Company’s expectations about future market conditions.

We identified the assessment of value in use of Company segments as a critical audit matter because the determination of the key assumptions involved significant complexity, judgment and uncertainty and, therefore, required especially subjective auditor judgment to assess, specifically the revenue growth rates and the discount rate assumptions used to calculate the value in use of the Company’s segments were challenging to test as minor changes to those assumptions had a significant effect on the Company’s assessment of the carrying value of the goodwill.

The primary procedures we performed to address this critical audit matter included the following.

 We tested certain internal controls over the Company’s financial projections used in the estimate of the recoverable value, including controls related to the development and approval of the key assumptions prepared by the Company.

We involved a valuation professional with specialized skills and knowledge, who assisted in:

• Evaluating significant assumptions and methodologies used by the Company to estimate the value in use, including the estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity .

• Evaluating the consistency of the calculations by comparing them with available market information, actual performance and previous forecasts.

• Performing an independent sensitivity analysis over the forecasted discounted cash flows in order to identify in which situations the forecasted discounted cash flows of each CGU would result in recoverable values equal to or less than the book value of goodwill.

Evaluation of the recoverability of deferred tax assets

As discussed in Notes 2.10 and 8 to the consolidated financial statements, the Company has deferred tax asset amounts of R$ 4,071,219 thousand as of December 31, 2019. , The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income. The estimate of probable future taxable profit is based on the forecasts prepared by the Company. These studies consider historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. Predicting future taxable income is dependent on assumptions and subjective judgments regarding prospective on cash flows, such as sales growth costs and expenses that are based on Company’s expectations about future market conditions.

We identified the assessment of recoverability of deferred tax assets as a critical audit matter due to the high degree of judgment applied in assessing the significant assumptions that are reflected in the projections of future taxable income. In addition, changes in assumptions regarding forecasted taxable income could have an impact on the Company’s evaluation of the realizability of the deferred tax assets.

The primary procedures we performed to address this critical audit matter included the following.

 We tested certain internal controls over the Company’s deferred tax assets, including controls related to the development of assumptions and application of the relevant tax regulations in determining the forecasted future taxable income prepared by the Company.

We involved a tax and valuation professional with specialized skills and knowledge, who assisted in evaluating significant assumptions and methodologies used by the Company to determine future taxable income, including sales growth, costs and expenses. We evaluated the consistency of the calculations by comparing them with available market information, actual performance and previous forecasts. We also evaluated the Company’s history of realizing deferred tax assets by evaluating the expiration of net operating loss carryforwards and foreign tax credits.

Assessment of certain tax risks

As described in note 19 to the consolidated financial statements, provision for tax, civil and labor liabilities as of December 31, 2019 was R$ 809.299 thousand. The Company is involved in discussions that deal, among other issues, with contingencies before the Administrative Council for Economic Defense (CADE), tax discussions on the treatment of the Brazilian value added tax (ICMS), substantially focused on the right of the tax credit and the applicability of the rate differential, as well as discussions on right of credits related to PIS and COFINS federal taxes. In addition, the Company is involved in administrative and judicial proceedings related to deduction of goodwill arising from the corporate reorganization that took place between 2004 and 2005, as well as taxation on profits generated abroad.

We identified the assessment of certain tax risks and the related provisions recognized and/or disclosures made as critical audit matter because it required significant challenging auditor judgment and effort. This is specifically due to the complexity of the tax legislation, as well as due to the high degree of judgment in determining the assumptions used to measure the probability and magnitude of outflows of resources, including the possible changes in the external conditions and in the position of the tax authorities that may significantly affect the amounts of provisions and required disclosures in the consolidated financial statements.

The primary procedures we performed to address this critical audit matter included the following.

We tested certain internal controls over the Company’s process related to the assessment of tax risks, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the estimate of the loss amount, as well as controls over the financial statement disclosures.

We involved a tax professional with specialized skills and knowledge, who assisted in evaluating the technical arguments noted in tax and legal opinions prepared by the Company’s independent tax or legal advisors.

In addition, we assessed the amounts recorded and/or disclosed by reading letters received directly from the Company’s internal and external legal counsel that evaluated and quantified the Company’s probable or possible exposure to the tax risks and, for certain specific tax risks, comparing these assessments and estimates to those made by the Company.. We assessed that the disclosures reflect the underlying facts and circumstances of each tax risks.

Assessment of the adoption of IFRS 16, Leases

As described in note 2.23 to the consolidated financial statements, as a result of the initial adoption of IFRS 16 - Leases, the Company recognized, on January 1, 2019, rights of use assets and lease liabilities in the amounts of R$ 836,368 thousand.

We identified the assessment of the adoption of IFRS16, Leases as a critical audit matter due to the high degree of judgment involved in determining the assumptions associated with the assessment of renewal and cancellation options, which must be considered in determining the lease terms, as well as due to the subjectivity and complexity associated with determining the discount rates used to discount the unpaid lease payments to present value inherent in the adoption and implementation.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process over implementing the new accounting standard, including controls related to the determination of the lease terms and the Company’s evaluation and selection of inputs used to calculate the incremental borrowing rates. We evaluated the accounting policies adopted by the Company to define the termination of a contract. We involved valuation professional with specialized skills and knowledge who assisted in evaluating the reasonableness of the assumptions used to determine the Company’s incremental borrowings rates, which were used to discount the unpaid lease payments to present value, by comparing the Company’s inputs to the discount rates to publicly available data and assessing the resulting discount rates.

We have served as the Company’s auditor since 2017.

/s/ KPMG Auditores Independentes

Porto Alegre, Brazil

March 30, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gerdau S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Gerdau S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 30, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Auditores Independentes

Porto Alegre, Brazil

March 30, 2020

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2019 and 2018

In thousands of Brazilian reais (R$)

	Note	2019	2018
CURRENT ASSETS
Cash and cash equivalents	4	2,641,652	2,890,144
Short-term investments	4	3,652,949	459,470
Trade accounts receivable - net	5	2,672,370	3,201,656
Inventories	6	7,659,737	9,167,689
Tax credits	7	504,302	527,428
Income and social contribution taxes recoverable		483,088	445,561
Unrealized gains on financial instruments	17	2,846	30,711
Other current assets		618,769	780,423
		18,235,713	17,503,082

NON-CURRENT ASSETS
Tax credits	7	465,549	32,065
Deferred income taxes	8	4,071,219	3,874,054
Unrealized gains on financial instruments	17	-	2,706
Related parties	20	95,445	27,939
Judicial deposits	19	1,991,715	2,135,414
Other non-current assets		464,169	449,592
Prepaid pension cost	21	45,381	17,952
Advance for future investment in joint venture		-	375,456
Investments in associates and joint ventures	9	1,812,399	1,367,802
Goodwill	11	9,469,311	9,112,390
Right-of-use assets	13	777,314	-
Other Intangibles	12	673,262	836,096
Property, plant and equipment, net	10	15,901,493	15,546,481
		35,767,257	33,777,947

TOTAL ASSETS		54,002,970	51,281,029

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2019 and 2018

In thousands of  Brazilian reais (R$)

	Note	2019	2018
CURRENT LIABILITIES
Trade accounts payable	14	3,762,768	4,335,054
Short-term debt	15	1,544,211	1,822,183
Debentures	16	18,015	2,755
Taxes payable	18	432,988	351,545
Income and social contribution taxes payable		205,092	395,682
Payroll and related liabilities		479,693	588,627
Dividends payable	24	50,968	169,616
Lease liabilities	13	202,536	-
Employee benefits	21	495	157
Environmental liabilities	22	60,913	60,419
Unrealized losses on financial instruments	17	-	5,245
Other current liabilities		666,858	772,970
		7,424,537	8,504,253

NON-CURRENT LIABILITIES
Long-term debt	15	11,594,612	11,545,658
Debentures	16	2,893,029	1,536,118
Related parties	20	-	1,350
Deferred income taxes	8	517,413	118,368
Provision for tax, civil and labor liabilities	19	809,299	770,305
Environmental liabilities	22	51,395	72,228
Employee benefits	21	1,469,949	1,356,560
Obligations with FIDC	23	1,018,501	938,526
Lease liabilities	13	601,733	-
Other non-current liabilities		449,375	499,092
		19,405,306	16,838,205

EQUITY	24
Capital		19,249,181	19,249,181
Treasury stocks		(242,542)	(280,426)
Capital reserves		11,597	11,597
Retained earnings		5,644,706	4,806,089
Transactions with non-controlling interests without change of control		(2,870,825)	(2,870,825)
Other reserves		5,163,584	4,814,988
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		26,955,701	25,730,604

NON-CONTROLLING INTERESTS		217,426	207,967

EQUITY		27,173,127	25,938,571

TOTAL LIABILITIES AND EQUITY		54,002,970	51,281,029

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

for the years ended December 31, 2019, 2018 and 2017

In thousands of Brazilian reais (R$)

	Note	2019	2018	2017
NET SALES	26	39,644,010	46,159,478	36,917,619
Cost of sales	31	(35,440,726)	(40,010,100)	(33,312,995)
GROSS PROFIT		4,203,284	6,149,378	3,604,624
Selling expenses	31	(476,339)	(570,431)	(524,965)
General and administrative expenses	31	(954,117)	(1,082,449)	(1,129,943)
Other operating income	31	636,847	235,421	260,618
Other operating expenses	31	(187,647)	(270,413)	(168,887)
Impairment of financial assets	31	(21,044)	(9,914)	-
Impairment of non-financial assets		-	-	(1,114,807)
Gains and losses on assets held for sale and sales of interest in subsidiaries	3.5	-	(414,507)	(721,682)
Reversal of provision for tax liabilities, net		-	-	929,711
Equity method investees	9	(17,050)	10,141	(34,597)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		3,183,934	4,047,226	1,100,072
Financial income	32	223,213	204,000	226,615
Financial expenses	32	(1,469,754)	(1,579,341)	(1,726,284)
Bonds Repurchases expenses	32	-	(223,925)	-
Exchange variations, net	32	(247,555)	(322,621)	(4,057)
Reversal of interest on provision for tax liabilities, net		-	-	369,819
Gains and losses on derivative financial instruments, net	32	(15,118)	32,092	(9,441)
INCOME (LOSS) BEFORE TAXES		1,674,720	2,157,431	(43,276)

Current	8	(240,400)	(629,209)	(313,758)
Deferred	8	(217,433)	798,160	18,367
Income and social contribution taxes		(457,833)	168,951	(295,391)

NET INCOME (LOSS)		1,216,887	2,326,382	(338,667)
ATTRIBUTABLE TO:
Owners of the parent		1,203,736	2,303,868	(359,360)
Non-controlling interests		13,151	22,514	20,693
		1,216,887	2,326,382	(338,667)

Basic earnings/(loss) per share - preferred and common - (R$)	25	0.71	1.35	(0.21)

Diluted earnings/(loss) per share - preferred and common - (R$)	25	0.70	1.34	(0.21)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

for the years ended December 31, 2019, 2018 and 2017

In thousands of Brazilian reais (R$)

	2019	2018	2017
Net income (loss) for the year	1,216,887	2,326,382	(338,667)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	55,038	125,719	(16,745)
Cumulative translation adjustment	682,451	2,399,725	409,280
Recycling of cumulative translation adjustment to net income	-	(811,276)	(76,430)
Unrealized Losses on net investment hedge	(322,948)	(1,491,534)	(148,560)
Cash flow hedges
Unrealized Gains (Losses) on Financial Instruments, net of tax	3,502	11,947	(11,364)
	418,043	234,581	156,181
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	(45,561)	152,345	(115,880)
	(45,561)	152,345	(115,880)

Other comprehensive income, net of tax	372,482	386,926	40,301

Total comprehensive income (loss) for the year, net of tax	1,589,369	2,713,308	(298,366)

Total comprehensive income/(loss) attributable to:
Owners of the parent	1,565,581	2,668,728	(325,260)
Non-controlling interests	23,788	44,580	26,894
	1,589,369	2,713,308	(298,366)

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2019, 2018 and 2017

in thousands of Brazilian reais (R$)

	Attributed to parent company's interest
				Retained earnings				Transactions with	Other reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	non-controlling interests without change of control	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2017	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	-	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653
2017 Changes in Equity
Net loss	-	-	-	-	-	-	(359,360)	-	-	-	-	-	-	(359,360)	20,693	(338,667)
Other comprehensive income (loss) recognized in the year	-	-	-	-	-	-	-	-	(148,548)	(11,351)	309,385	(115,386)	-	34,100	6,201	40,301
Total comprehensive income (loss) recognized in the year	-	-	-	-	-	-	(359,360)	-	(148,548)	(11,351)	309,385	(115,386)	-	(325,260)	26,894	(298,366)
Stock option expenses recognized in the year	-	-	-	-	-	-	-	-	-	-	-	-	5,633	5,633	15	5,648
Stock option exercised during the year	-	22,661	-	-	-	(3,011)	-	-	-	-	-	-	-	19,650	32	19,682
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	2,504	-	-	-	-	-	2,504	(21,698)	(19,194)
Destination of net income proposed to the shareholders
Absorption of net loss proposed to the shareholders	-	-	-	-	-	(359,360)	359,360	-	-	-	-	-	-	-	-	-
Dividends/interest on capital	-	-	-	-	-	(85,462)	-	-	-	-	-	-	-	(85,462)	(3,020)	(88,482)
Balance as of December 31, 2017 (Note 24)	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	-	(2,870,831)	(4,552,984)	4,972	8,841,450	(472,458)	194,985	23,645,201	248,740	23,893,941
Effects of IFRS 9 adoption, net of taxes	-	-	-	-	-	-	-	-	-	(32,353)	-	-		(32,353)	(34)	(32,387)
Adjusted Balance as of January 1, 2018	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	-	(2,870,831)	(4,552,984)	(27,381)	8,841,450	(472,458)	194,985	23,612,848	248,706	23,861,554
2018 Changes in Equity
Net income	-	-	-	-	-	-	2,303,868	-	-	-	-	-	-	2,303,868	22,514	2,326,382
Other comprehensive income (loss) recognized in the year	-	-	-	-	-	-	-	-	(1,491,274)	11,817	1,692,162	152,155	-	364,860	22,066	386,926
Total comprehensive income (loss) recognized in the year	-	-	-	-	-	-	2,303,868	-	(1,491,274)	11,817	1,692,162	152,155	-	2,668,728	44,580	2,713,308
Assignment of preferred shares	-	11,622	-	-	-	7,362	-	-	-	-	-	-	-	18,984	-	18,984
Stock option expenses recognized in the year	-	-	-	-	-	-	-	-	-	-	-	-	(35,836)	(35,836)	(97)	(35,933)
Treasury stocks	-	(243,396)												(243,396)	(327)	(243,723)
Effects of IAS29 adoption in the subsidiary of Argentina	-	-	-	-	-	-	-	-	-	-	502,352	-	-	502,352	5,535	507,887
Stock option exercised during the year	-	27,433	-	-	-	(4,156)	-	-	-	-	-	-	-	23,277	77	23,354
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	6	-	-	-	-	-	6	(85,483)	(85,477)
Complementary Dividends	-	-	-	-	-	(51,020)	-	-	-	-	-	-	-	(51,020)	-	(51,020)
Destination of net income proposed to the shareholders
Legal reserve	-	-	-	115,193	-	-	(115,193)	-	-	-	-	-	-	-	-	-
Tax incentives reserve	-	-	-	-	17,051	-	(17,051)	-	-	-	-	-	-	-	-	-
Investments and working capital reserve	-	-	-	-	-	1,406,285	(1,406,285)	-	-	-	-	-	-	-	-	-
Dividends/interest on capital	-	-	-	-	-	-	(765,339)	-	-	-	-	-	-	(765,339)	(5,024)	(770,363)
Balance as of December 31, 2018 (Note 24)	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	-	(2,870,825)	(6,044,258)	(15,564)	11,035,964	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	-	-	-	-	-	-	1,203,736	-	-	-	-	-	-	1,203,736	13,151	1,216,887
Other comprehensive income (loss) recognized in the year	-	-	-	-	-	-	-	-	(322,942)	3,502	726,845	(45,560)	-	361,845	10,637	372,482
Total comprehensive income (loss) recognized in the year	-	-	-	-	-	-	1,203,736	-	(322,942)	3,502	726,845	(45,560)	-	1,565,581	23,788	1,589,369
Stock option expenses recognized in the year	-	-	-	-	-	-	-	-	-	-	-	-	(13,249)	(13,249)	879	(12,370)
Stock option exercised during the year	-	37,884	-	-	-	(8,479)	-	-	-	-	-	-	-	29,405	6	29,411
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,586)	(1,586)
Complementary Dividends	-	-	-	-	-	(101)	-	-	-	-	-	-	-	(101)	-	(101)
Destination of net income proposed to the shareholders
Legal reserve	-	-	-	55,876	-	-	(55,876)	-	-	-	-	-	-	-	-	-
Tax incentives reserve	-	-	-	-	86,216	-	(86,216)	-	-	-	-	-	-	-	-	-
Investments and working capital reserve	-	-	-	-	-	705,105	(705,105)	-	-	-	-	-	-	-	-	-
Dividends/interest on capital	-	-	-	-	-	-	(356,539)	-	-	-	-	-	-	(356,539)	(13,628)	(370,167)
Balance as of December 31, 2019 (Note 24)	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	-	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2019, 2018 and 2017

In thousands of  Brazilian reais (R$)

	Note	2019	2018	2017
Cash flows from operating activities
Net income (loss) for the year		1,216,887	2,326,382	(338,667)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	31	2,074,295	1,891,814	2,092,551
Impairment of Assets		-	-	1,114,807
Equity method investees	9	17,050	(10,141)	34,597
Exchange variation, net	32	247,555	322,621	4,057
(Gains) Losses on financial instruments, net	32	15,118	(32,092)	9,441
Post-employment benefits		165,487	189,603	192,724
Stock based compensation		43,895	41,186	35,576
Income tax	8	457,833	(168,951)	295,391
Losses (Gains) on disposal of property, plant and equipment		2,129	(41,109)	(69,510)
Results in operations with subsidiaries	3.5	-	414,507	721,682
Impairment of financial assets	5	21,044	9,914	18,342
Provision for tax, labor and civil claims	19	38,417	(56,409)	(110,281)
Tax credits recovery	7	(402,499)	-	-
Reversal of contingent liabilities, net		-	-	(929,711)
Interest income on short-term investments		(72,784)	(49,745)	(75,387)
Interest expense on loans	32	938,120	1,177,686	1,323,448
Reversal of monetary update of contingent liabilities, net		-	-	(369,819)
Interest on loans with related parties	20	(4,767)	(545)	(95)
Provision (Reversal) for net realisable value adjustment in inventory	6	24,665	8,228	(20,195)
		4,782,445	6,022,949	3,928,951
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		656,831	71,631	(54,690)
Decrease (Increase) in inventories		1,556,713	(2,427,473)	(1,269,455)
(Decrease) Increase in trade accounts payable		(642,699)	900,388	800,164
Decrease (Increase) in other receivables		146,825	(118,988)	(371,745)
Decrease in other payables		(462,906)	(1,160,626)	(56,909)
Dividends from joint ventures		44,037	55,357	40,644
Purchases of trading securities		(3,676,744)	(1,512,123)	(2,390,104)
Proceeds from maturities and sales of trading securities		521,616	1,629,595	2,905,411
Cash provided by operating activities		2,926,118	3,460,710	3,532,267

Interest paid on loans and financing		(945,027)	(1,162,364)	(1,330,116)
Interest paid on lease liabilities	13	(83,620)	-	-
Income and social contribution taxes paid		(254,679)	(298,663)	(126,023)
Net cash provided by operating activities		1,642,792	1,999,683	2,076,128

Cash flows from investing activities
Purchases of property, plant and equipment	10	(1,746,600)	(1,194,934)	(873,329)
Proceeds from sales of property, plant and equipment, investments and other intangibles		21,805	4,021,251	554,457
Purchases of other intangibles	12	(100,313)	(67,388)	(37,939)
Advance for future investment in joint venture		(94,687)	(375,456)	-
Capital decrease (increase) in joint venture	9	20,344	-	(178,670)
Net cash (used) provided by investing activities		(1,899,451)	2,383,473	(535,481)

Cash flows from financing activities
Purchase of treasury shares		-	(243,396)	-
Dividends and interest on capital paid		(484,173)	(599,099)	(86,386)
Proceeds from loans and financing		5,585,573	2,560,789	3,265,860
Repayment of loans and financing		(4,885,083)	(6,000,433)	(7,241,401)
Leasing payment	13	(161,824)	-	-
Intercompany loans, net		(64,089)	25,755	5,797
Net cash used in financing activities		(9,596)	(4,256,384)	(4,056,130)

Exchange variation on cash and cash equivalents		17,763	208,034	7,438
(Decrease) Increase in cash and cash equivalents		(248,492)	334,806	(2,508,045)
Cash and cash equivalents at beginning of year		2,890,144	2,555,338	5,063,383
Cash and cash equivalents at end of year		2,641,652	2,890,144	2,555,338

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 30, 2020.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2019.

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

d) Hyperinflation in Venezuela and Argentina

Venezuela is considered a hyperinflationary economy and, for this reason, the financial statements of the Company’s subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit as of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela.

As from July 2018, considering that the accumulated inflation in the last three years in Argentina was over 100%, the application of the Financial Reporting in Hyperinflationary Economies (IAS 29) has been required. In accordance with IAS 29, non-monetary assets and liabilities, Equity and the statement of income of subsidiaries operating in highly inflationary economies are adjusted by the change in the Consumer price index of the currency. As a result of that, the Company applied the concepts of IAS 29 to its subsidiaries in Argentina. The non-monetary assets and liabilities recorded at historical cost and the Equity of the subsidiaries in Argentina were updated for inflation. The statements of income for the year ended on 2017, and the respective balance sheets of the subsidiaries in Argentina, were not restated. The impacts of hyperinflation resulting from changes in general purchasing power up to June, 30 2018 were reported as equity adjustment and the impacts of changes in general purchasing power as from July 1, 2018 were reported as financial result in the statements of income of the Company. As a result of the above effects as of December 31, 2018, the Company recognized R$ 507,887 in its equity, net of tax effects, and in its consolidated statements of income, the amounts of R$ (38,105) in the financial result, and R$ (29,455) in the net income of the year.

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

d) Impairment of financial assets

The Company measures the impairment of financial assets in an amount equal to the Expected credit loss. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The impairment loss of financial assets was calculated based on the credit risk analysis, which includes the historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for the debts and the evaluation of the legal advisors and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect expected credit losses, which will be determined based on probabilities weighted. The amounts are presented in the line of Impairment of financial assets in the Statement of Income. The trade accounts receivable write-off occurs when the Company has no expecation of recovery.

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

g) Financial Instruments — Accounting Policy applicable as from January 1, 2018

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

The Company performs an evaluation of the business model objective in which a financial asset is held in the portfolio because this better reflects the way in which the business is managed, and the information is provided to Management. The information considered includes: the policies and objectives stipulated for the portfolio and the practical operation of those policies. They include the question of whether Management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected outflows of cash, or the realization of cash flows through the sale of assets; how the performance of the portfolio is evaluated and reported to the Company’s Management; the risks that affect the performance of the business model (and the financial asset held in that business model) and the manner in which those risks are managed; the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and their expectations about future sales.

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

i) Financial assets — Accounting Policy applicable before January 1, 2018

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

2.4 — Inventories

Inventories are measured at the lower of historical cost of acquisition or production and net realizable value. The acquisition and production costs include transportation, storage and non-recoverable taxes. The cost formula used by the Company is the weighted average cost.

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

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset (Impairment). The reduction to the recoverable amount of the asset is recorded as an expense. Except for an impairment of goodwill, a reversal of a previously recorded impairment loss is required. Reversal in these circumstances is limited to the amount of the depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded, as discussed in note 30.1.

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

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred income tax and social contribution are recognized in total on the differences generated between assets and liabilities recognized for tax purposes and corresponding to amounts recognized in the Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the balance sheet date and applicable when the respective income and social contribution taxes is paid. Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which the temporary differences can be used, and tax losses can be compensated.

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

The Company recognizes a provision for tax matters only if a past event gives rise to a present obligation. The Company determines whether a present obligation exists at the end of the year taking into account all available evidence, including, for example, the opinion of legal advisors. The Company also takes into account whether it is more likely than not that there will be an outflow of assets and whether a reliable estimate can be made.

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described at notes 21 and 27.

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

Actuarial remeasurement arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in the Statement of Comprehensive Income as described in Note 21.

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

2.15 — Revenue Recognition

Net sales are presented net of taxes and discounts. Revenues from sales of products are recognized in the transfer of control of goods or services provided to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The related costs of freight are included in cost of sales.

2.16 - Investments in Environmental Protection and Environmental liabilities

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are recorded as expense. Liabilities are recorded when environmental assessments or remedial efforts are probable, and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value when the aggregate amount of the obligation and the amount and timing of cash disbursements are established or can be reliably estimated.

2.17 - Use of Judgements and Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to the recoverable amount of long-lived assets (note 30), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 19), recoverability of deferred tax assets (note 8),estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (note 21), long-term incentive plans through the selection of the evaluation model and rates (note 27), and use of judgement in determining the term of the lease, if the contract contains options to extend or terminate the lease, among others (note 13). Actual results could differ from those judgements and estimates.

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

b) Acquisitions in which control is obtained initially

Acquisitions of businesses are accounted for under the acquisition method. The cost of the acquisition is measured at the fair values (at the date of the transaction) of the assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired business entity. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Expenses related to the acquisition are recognized in the income statement when incurred.

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

The Company’s segments are as follows: Brazil Operations (includes operations of steel and iron ore in Brazil, except Special Steel), North America Operations (includes all operations in North America, including the joint venture in Mexico, with the exception of Special Steel), South America Operations (includes all operations in South America, except Brazil and includes the Joint venture in Dominican Republic and Colombia) and Special Steel Operations (including special steel operations in Brazil and in the United States and the joint venture in Brazil).

2.20 — Earnings per Share

The tables presented in note 25 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments considered antidilutive that should be excluded from the calculation of diluted EPS.

2.21 — Long-term incentive plans

The Company settles the stock options plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company has also granted the following long-term incentive plans: Stock Options, Restricted Shares, Share Appreciation Rights and Performance Shares, as presented in note 27.

2.22 – Right-of-use assets and Lease liabilities

Up to 2018, finance leases were recognized as assets and liabilities when the lease was deemed to transfer substantially all of the risks and rewards incidental to ownership of the lease asset from the lessor to the leassee. Operating leases were recognized as operating expenses in the statement of income as the expense was incurred.

As from 2019, the Company, as a lessee, recognizes a right-of-use asset that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments. Exemptions are available for short-term leases and low-value items. The Company recognizes new assets and liabilities for its operating leases and the nature of the expenses related to these leases changes because the Company started to recognize a depreciation of assets under the right of use and financial expense on lease liabilities. Variable elements of payments related to leases (such as, for example, a lease for machinery and/or equipment with parts of payments based on the productivity of the asset) are not considered in the calculation of the liability, being recorded as operating expense. The discount rates used by the Company represent the incremental borrowing rates and were obtained from available market data, adjusted to the company and contracts characteristics.

2.23 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The Company adopted IFRS 16 – Lease and IFRIC 23 - Uncertainty over Income Tax Treatments, as from January 1, 2019.

a) IFRS 16 - Leases. This standard introduces a single model for accounting for leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments. Exemptions are available for short term leases and low value items. This standard replaces existing lease standards, including IAS 17 - Leasing Operations and IFRIC 4, SIC 15 and SIC 27 - Complementary Aspects of Leasing Operations. The Company recognizes as from 2019 right-of-use assets and lease liabilities for its operating leases. These right-of-use assets are depreciated over the expected lease term and financial expenses are recognized related to the lease liability. The Company recognized until 2018 an operating lease expense during the lease term.

The new standard provides practical expedients whose election is optional. The Company adopted the following practical expedients:

1) The Company did not reassess whether the contract is or contains lease at the initial application date, instead applied IAS 17 to contracts that were previously identified as a lease using IAS 17 and IFRIC 4;

2) The Company did not separate non-lease components from leasing components by considering them as a single lease component;

3) The Company did not record contracts with a term exceeding 12 months, which on the date of transition, they end within 12 months of the date of initial application. The payment related to those contracts are still expensed as incurred and presented as operating activities in the statement of cash flows;

4) The Company did not record contracts of low value. The payment related to those contracts are still expensed as incurred and presented as operating activities in the statement of cash flows;

5) The Company excluded initial direct costs of measuring the right to use asset on the date of initial application;

6) The Company made use of judgement in determining the term of the lease, if the contract contains options to extend or terminate the lease, among others; and

7) The Company applied a single discount rate to the lease portfolio with fairly similar characteristics (such as similar remaining lease term, similar classes of underlying assets in a similar economic environment).

Variable elements of payments related to leases (such as a lease of machinery and/or equipment with parts of payments based on asset productivity) are not included in the liability calculation and recorded as operating expense. The discount rates used by the Company were obtained according to market conditions. On January 1, 2019, the right-of-use of asset, as well as the lease liability, represent the amount of R$ 836,368. On December 31, 2019, the Company has recognized a right-of-use asset in the amount of R$ 777,314, a short-term lease liability of R$ 202,536 and a long-term lease liability of R$ 601,733. The Company adopted this standard on January 1, 2019 without updating the comparative information, as well as applied the standard for all contracts that started before January 1, 2019 that were identified as leases in accordance with IAS 17 and IFRIC 4.

b) IFRIC 23 —Uncertainty over Income Tax Treatments. Establishes aspects of recognition and measurement of Provision in accordance with IAS 12 when there are uncertainties about the treatment of income tax related to tax assets or liabilities and current or deferred taxes, based on taxable income, tax losses, taxable bases, unused tax losses, unused tax credits and tax rates. This interpretation is effective for fiscal years beginning on or after January 1, 2019. The Company did not have material impact in its Financial Statements.

c) In addition, the IASB issued/revised some IFRS standards, which have adoption in 2020 or after, and the Company presents below the evaluation of the impacts of adopting these standards in its Financial Statements:

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

• Amendment of IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform. Clarifies interest rate aspects of hedge financial instruments. These changes are effective for years beginning on or after January 1, 2020. The Company does not expect material impacts on its Financial Statements.

• Amendment to IAS 1 - Classification of liabilities as Current or Non-current. Clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2019	2018	2017
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary	Brazil	99.83	99.83	99.36
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	99.82	99.78	99.12
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	96.96	91.40	10.69
Aza Participaciones S.A.	Chile	-	-	100.00
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V. and subsidiaries (5)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (6)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Steel India Ltd.	India	-	-	98.90

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 98.07% in 2019, 98.60% in 2018 and 51.11% in 2017.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Chaparral Steel Company, GUSAP III LP.

(2) Subsidiary: Gerdau Açominas Overseas Ltd., G2L Logistica Ltda.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Bank JP Morgan S.A.

(5) Subsidiary: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(6) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	2019	2018	2017
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	70.00	50.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00	45.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Diaco S.A.	Colombia	49.87	49.87	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.50	-

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

The summarized financial information of these joint ventures, accounted for under the equity method, is shown on a combined basis as follows:

	Joint ventures
	2019	2018	2017
Net income (loss)	(21,548)	(16,403)	(91,553)
Total comprehensive income (loss)	(21,548)	(16,403)	(91,553)

During the year of 2019, the Company made a capital increase in the company Gerdau Corsa S.A.P.I. of C.V. in the amount of R$ 463,990, which resulted in the change of the participation held by the Company in this company to 70.00%, remaining as a joint venture, according to the shareholders' agreement.

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
Associate companies	Country	Total capital (*)
		2019	2018	2017
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Corsa Controladora, S.A. de C.V.	Mexico	-	49.00	49.00

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

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate Companies
	2019	2018	2017
Net income	31,249	31,806	26,099
Total comprehensive income	31,249	31,806	26,099

During the year of 2019 the associate company Corsa Controladora, S.A. de C.V. was merged into the joint venture Gerdau Corsa S.A.P.I. de C.V.

3.4 — Acquisition of entity

On November 26, 2019, the Company, through its subsidiary Gerdau Aços Longos SA, entered into a definitive agreement with Hierros Añón, SA and Gallega de Mallas, SL to acquire 96.35% of the shares issued by Siderúrgica Latino-Americana SA (“SILAT”), located in Caucaia, in the metropolitan region of Fortaleza, State of Ceará, for an transaction value of US$ 110.8 million (equivalent to R$ 446.6 million on December 31, 2019), subject to customary adjustments to the purchase price. This acquisition is part of Gerdau's strategy to better serve its customers in the Brazilian market. The conclusion of the transaction is subject to the approval of the Administrative Council for Economic Defense - CADE, as well as the verification of other usual suspensive conditions for the closing of the operation.

3.5 – Gains and losses on assets held for sale and sales of interest in subsidiaries

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

On November 5, 2018, the Company concluded the sale of its four rebar-producing mills, as well as steel cutting and bending units and distribution centers in the United States to Commercial Metals. The agreement includes the Jacksonville (Florida), Knoxville (Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey), as well as all of Gerdau’s U.S. rebar fabrication facilities, presented within the North America segment up to the conclusion of the sale. The enterprise value of the transaction is US$ 600 million (equivalent to R$ 2,222.9 million) as well as working capital adjustments.

On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management, which is already partner in its operation in the Dominican Republic. The new company’s assets are Gerdau’s long-steel industrial units in Colombia. The transaction value attributed to the joint venture was US$ 165 million (equivalent to R$ 546 million). Due to this transaction, Diaco started to have accounting treatment of joint venture in Consolidated Financial Statements with a 49.86% interest.

As a result of the transactions above, the Company recognized an expense of R$ 414.5 million in 2018 and an expense of R$ 721.7 million in 2017 in the line of Gains and losses on assets held for sale and sales of interest in subsidiaries in its Income Statement.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2019	2018
Cash	12,302	6,800
Banks and immediately available investments	2,629,350	2,883,344
Cash and cash equivalents	2,641,652	2,890,144

	2019	2018
Short-term investments	3,652,949	459,470

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2019	2018
Trade accounts receivable - in Brazil	1,193,971	1,056,625
Trade accounts receivable - exports from Brazil	117,274	373,593
Trade accounts receivable - outside of Brazil	1,459,204	1,929,595
(-) Impairment loss on trade receivables	(98,079)	(158,157)
	2,672,370	3,201,656

Accounts receivable by aging are as follows:

	2019	2018
Current	2,226,121	2,362,408
Past-due:
Up to 30 days	381,999	792,569
From 31 to 60 days	58,972	63,294
From 61 to 90 days	30,202	10,133
From 91 to 180 days	15,384	22,261
From 181 to 360 days	16,739	26,003
Above 360 days	41,032	83,145
(-) Impairment on financial assets	(98,079)	(158,157)
	2,672,370	3,201,656

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The impairment on financial assets net of recoveries recognized for the years ended on December 31, 2019 and 2018 represents 0,05% and 0,02% on net sales, respectively. The credit quality of accounts receivable to maturity is considered adequate, and the amount of the effective risk of expected loss on accounts receivable from customers is presented as impairment on financial assets.

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2017	(199,306)
Impairment on financial assets during the year	(98,476)
Recoveries in the year	80,134
Write-offs	73,591
Loss of control by joint venture creation	1,487
Assets held for sale	11,207
Exchange variation	(276)
Balance as of December 31, 2017	(131,639)
Effects of IFRS 9 adoption	(48,063)
Adjusted balance as of January 1, 2018	(179,702)
Impairment on financial assets during the year	(111,900)
Recoveries in the year	101,986
Write-offs	39,943
Exchange variation	(5,136)
Assets held for sale	(3,348)
Balance as of December 31, 2018	(158,157)
Impairment on financial assets during the year	(81,243)
Recoveries in the year	60,199
Write-offs	78,635
Exchange variation	2,487
Balance as of December 31, 2019	(98,079)

NOTE 6 - INVENTORIES

	2019	2018
Finished products	3,302,569	3,985,964
Work in progress	1,426,607	1,688,794
Raw materials	1,611,334	2,296,074
Storeroom supplies	974,412	784,517
Imports in transit	384,123	426,044
(-) Allowance for adjustments to net realizable value	(39,308)	(13,704)
	7,659,737	9,167,689

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are recorded with impact on cost of sales, is as follows:

Balance as of January 1, 2017	(28,813)
Provision for the year	(26,545)
Reversal of adjustments to net realizable value	46,740
Loss of control by joint venture creation	392
Assets held for sale	881
Exchange rate variation	3,789
Balance as of December 31, 2017	(3,556)
Provision for the year	(11,943)
Reversal of adjustments to net realizable value	3,715
Exchange rate variation	(871)
Assets held for sale	(1,049)
Balance as of December 31, 2018	(13,704)
Provision for the year	(46,693)
Reversal of adjustments to net realizable value	22,028
Exchange rate variation	(939)
Balance as of December 31, 2019	(39,308)

NOTE 7 — TAX CREDITS

	2019	2018
Current
ICMS(state VAT)	279,483	291,027
Social security financing	104,704	95,700
Financing of social integration program	26,198	23,473
IPI(federal VAT)	26,173	44,312
IVA (value-added tax)	41,958	32,967
Others	25,786	39,949
	504,302	527,428

Non-current
ICMS(state VAT)	51,615	27,527
Social security financing	331,435	1,980
Financing of social integration program and Others	82,499	2,558
	465,549	32,065
	969,851	559,493

The estimates of realization of non-current tax credits are as follows:

	2019	2018
2020	-	15,025
2021	190,773	10,846
2022	106,271	6,194
2023 on	168,505	-
	465,549	32,065

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2019, 2018 and 2017. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 22.6% and 35.0%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2019	2018	2017
Income (loss) before income taxes	1,674,720	2,157,431	(43,276)
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(569,405)	(733,527)	14,714
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	75,428	663,116	(183,787)
- Equity in earnings of unconsolidated companies	(5,797)	3,448	(11,763)
- Interest on equity*	69	128,418	113
- Tax credits and incentives	8,852	9,531	23,185
- Recognition of previously unrecognized tax losses	1,097	47,545	-
- Capital Gain**	-	-	(98,290)
- Other permanent differences, net	31,923	50,420	(39,563)
Income and social contribution taxes	(457,833)	168,951	(295,391)
Current	(240,400)	(629,209)	(313,758)
Deferred	(217,433)	798,160	18,367

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

(**) The merger of Gerdau Aços Especiais S.A. and Gerdau América Latina Part. S.A. at Gerdau S.A. generated a taxable capital gain.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of December 31, 2018	Recognized in income	Others	Comprehensive Income	Balance as of December 31, 2019
Tax loss carryforward	1,339,933	4,781	(36,226)	32,976	1,341,464
Social contribution tax losses	337,258	13,552	-	-	350,810
Provision for tax, civil and labor liabilities	270,417	(27,848)	-	225	242,794
Benefits granted to employees	286,494	(29,739)	-	37,276	294,031
Other temporary differences	525,818	73,067	-	(23,166)	575,719
Deferred exchange variance*	1,284,377	(106,640)	-	(309)	1,177,428
Provision for losses	83,837	(75,142)	-	14,923	23,618
Fair value adjustments on businesses acquired	(372,448)	(69,464)	-	(10,146)	(452,058)
	3,755,686	(217,433)	(36,226)	51,779	3,553,806

Non-current assets	3,874,054				4,071,219
Non-current liabilities	(118,368)				(517,413)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2017	Recognized in income	Others	Comprehensive Income	Balance as of December 31, 2018
Tax loss carryforward	973,638	341,664	36,445	(11,814)	1,339,933
Social contribution tax losses	355,782	(18,524)	-	-	337,258
Provision for tax, civil and labor liabilities	275,463	(5,214)	168	-	270,417
Benefits granted to employees	282,803	(16,564)	67,184	(46,929)	286,494
Other temporary differences	410,300	93,094	17,177	5,247	525,818
Deferred exchange variance*	1,060,527	223,850	-	-	1,284,377
Provision for losses	110,728	(33,165)	(12)	6,286	83,837
Fair value adjustments on businesses acquired	(497,534)	213,019	(89,859)	1,926	(372,448)
	2,971,707	798,160	31,103	(45,284)	3,755,686

Non-current assets	3,054,393				3,874,054
Non-current liabilities	(82,686)				(118,368)

 * Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of January 1, 2017	Recognized in income	Effect of selling of subsidiary and Others	Comprehensive Income	Balance as of December 31, 2017
Tax loss carryforward	874,357	157,402	(22,362)	(35,759)	973,638
Social contribution tax losses	311,892	58,963	(15,073)	-	355,782
Provision for tax, civil and labor liabilities	755,198	(479,836)	101	-	275,463
Benefits granted to employees	432,537	(48,466)	(9,363)	(91,905)	282,803
Other temporary differences	350,762	(81,627)	92,174	48,991	410,300
Deferred exchange variance*	1,251,542	(199,200)	8,185	-	1,060,527
Provision for losses	112,936	(2,208)	-	-	110,728
Fair value adjustments on businesses acquired	(1,077,430)	613,339	(51,606)	18,163	(497,534)
	3,011,794	18,367	2,056	(60,510)	2,971,707

Non-current assets	3,407,230				3,054,393
Non-current liabilities	(395,436)				(82,686)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2019	2018
2019	-	609,546
2020	605,657	585,047
2021	467,153	338,896
2022	422,863	306,130
2023	464,514	373,875
2024 and after	2,111,032	1,660,560
	4,071,219	3,874,054

	Liabilities
	2019	2018
2019	-	(18,055)
2020	-	(25,144)
2021	(98,449)	(13,548)
2022	(110,031)	(14,009)
2023	(90,703)	(11,210)
2024 and after	(218,230)	(36,402)
	(517,413)	(118,368)

d) Unrecognized deferred income tax assets:

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom in some companies in Brazil. The Company has not recorded a portion of tax assets of R$ 263,491 (R$ 265,403 as of December 31, 2018), which do not have an expiration date. The subsidiaries abroad had R$ 668,729 (R$ 398,364 as of December 31, 2018) of tax credits on capital losses which deferred tax assets have not been booked and which expire between 2029 and 2037 and also several tax losses of state credits in the amount of R$ 1,384,598 (R$ 795,775 as of December 31, 2018), which expire at various dates between 2020 and 2039.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 1, 2017	303,526	404,522	-	-	90,796	798,844
Equity in earnings	(111,581)	41,553	15,460	-	19,971	(34,597)
Other comprehensive income	(10,485)	(6,260)	-	-	-	(16,745)
Capital increase	178,670	-	184,187	-	-	362,857
Joint venture creation	-	145,084	-	-	-	145,084
Contingent price complement	-	-	-	-	65,500	65,500
Dividends/Interest on equity	(14,050)	-	-	-	(26,594)	(40,644)
Balance as of December 31, 2017	346,080	584,899	199,647	-	149,673	1,280,299
Equity in earnings	(77,909)	51,648	15,629	(1,700)	22,473	10,141
Other comprehensive income	33,101	96,045	(1,377)	(2,050)	-	125,719
Capital increase	-	-	-	7,000	-	7,000
Dividends/Interest on equity	-	(31,359)	-	-	(23,998)	(55,357)
Balance as of December 31, 2018	301,272	701,233	213,899	3,250	148,148	1,367,802
Equity in earnings	(111,637)	66,468	6,779	(828)	22,168	(17,050)
Other comprehensive income	28,182	21,282	3,523	2,051	-	55,038
Capital increase	463,990	-	-	7,000	-	470,990
Capital reduction	-	(20,344)				(20,344)
Dividends/Interest on equity	-	(20,247)	-	-	(23,790)	(44,037)
Balance as of December 31, 2019	681,807	748,392	224,201	11,473	146,526	1,812,399

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 1, 2017	9,483,753	30,633,880	762,074	1,762,648	1,359,244	44,001,599
Additions	2,028	124,136	1,770	687,019	58,376	873,329
Capitalized interest	-	-	-	44,260	-	44,260
Transfers	700,318	716,685	19,340	(1,440,183)	3,840	-
Disposals	(157,625)	(232,771)	(12,963)	(60,151)	(49,962)	(513,472)
Loss of control by selling of subsidiary	(119,928)	(900,840)	(16,426)	(1,382)	(53,129)	(1,091,705)
Impairment	(10,063)	(255,293)	-	-	(13)	(265,369)
Transfer to assets held for sale	(1,013,466)	(2,734,923)	(53,315)	(107,677)	(171,404)	(4,080,785)
Foreign exchange effect	200,681	665,730	11,158	66,146	28,745	972,460
Balances as of December 31, 2017	9,085,698	28,016,604	711,638	950,680	1,175,697	39,940,317
Additions	13,739	66,764	11,811	983,519	119,101	1,194,934
Capitalized interest	-	-	-	23,999	-	23,999
Transfers	140,334	802,664	457	(949,888)	6,433	-
Disposals	(45,290)	(285,860)	(5,641)	(3,352)	(9,606)	(349,749)
Transfer to assets held for sale	(784,464)	(749,425)	(14,914)	(49,579)	(300,618)	(1,899,000)
Effects of IAS 29 adoption	-	699,724	-	-	-	699,724
Foreign exchange effect	290,732	1,058,527	49,727	65,868	(2,893)	1,461,961
Balances as of December 31, 2018	8,700,749	29,608,998	753,078	1,021,247	988,114	41,072,186
Additions	28,449	76,756	13,955	1,506,343	121,097	1,746,600
Capitalized interest	-	-	-	24,676	-	24,676
Transfers	115,452	884,161	24,037	(1,038,693)	15,043	-
Disposals	(54,699)	(165,139)	(1,890)	(40,314)	(105,643)	(367,685)
Foreign exchange effect	122,992	626,432	13,369	42,470	10,797	816,060
Balances as of December 31, 2019	8,912,943	31,031,208	802,549	1,515,729	1,029,408	43,291,837

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 1, 2017	(3,898,671)	(19,604,579)	(649,642)	-	(496,816)	(24,649,708)
Depreciation	(343,373)	(1,361,561)	(40,915)	-	(61,506)	(1,807,355)
Transfers	(38,467)	25,886	(400)	-	12,981	-
Disposals	67,598	218,590	12,790	-	43,067	342,045
Loss of control by selling of subsidiary	28,691	589,951	12,627	-	41,117	672,386
Transfer to assets held for sale	370,727	1,989,917	54,275	-	95,350	2,510,269
Foreign exchange effect	(101,528)	(435,040)	(10,969)	-	(16,675)	(564,212)
Balances as of December 31, 2017	(3,915,023)	(18,576,836)	(622,234)	-	(382,482)	(23,496,575)
Depreciation	(291,315)	(1,128,138)	(34,814)	-	(130,611)	(1,584,878)
Transfers	18,341	5,234	158	-	(23,733)	-
Disposals	29,944	258,609	2,609	-	7,970	299,132
Transfer to assets held for sale	105,787	286,204	11,667	-	234,271	637,929
Effects of IAS 29 adoption	-	(265,654)	-	-	-	(265,654)
Foreign exchange effect	(129,539)	(946,240)	(44,332)	-	4,452	(1,115,659)
Balances as of December 31, 2018	(4,181,805)	(20,366,821)	(686,946)	-	(290,133)	(25,525,705)
Depreciation	(295,615)	(1,136,040)	(33,143)	-	(112,384)	(1,577,182)
Transfers	-	(20)	-	-	20	-
Disposals	38,826	145,019	1,818	-	105,272	290,935
Foreign exchange effect	(74,868)	(483,549)	(12,151)	-	(7,824)	(578,392)
Balances as of December 31, 2019	(4,513,462)	(21,841,411)	(730,422)	-	(305,049)	(27,390,344)

Net property, plant and equipment
Balances as of December 31, 2017	5,170,675	9,439,768	89,404	950,680	793,215	16,443,742
Balances as of December 31, 2018	4,518,944	9,242,177	66,132	1,021,247	697,981	15,546,481
Balances as of December 31, 2019	4,399,481	9,189,797	72,127	1,515,729	724,359	15,901,493

The average rate of capitalized interest in 2019 was 6.0% (5.7% in 2018 and 6.6% in 2017).

The following useful lives are used to calculate depreciation:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 0 as of December 31, 2019 (R$ 90,463 and R$ 609,116 as of December 31, 2018 and 2017, respectively).

c) Impairment of property, plant and equipment — At December 31, 2019, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 124,761 for land, buildings and construction (R$ 126,790 as of December 31, 2018), R$ 504,287 for machines, equipment and installations (R$ 569,303 as of December 31, 2018), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2018).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2017	15,059,838	(5,589,822)	9,470,016
(+/-) Foreign exchange effect	242,510	(169,979)	72,531
(-) Impairment	-	(849,438)	(849,438)
(-) Transfer to assets held for sale	(801,967)	-	(801,967)
Balance as of December 31, 2017	14,500,381	(6,609,239)	7,891,142
(+/-) Foreign exchange effect	2,283,577	(1,062,329)	1,221,248
Balance as of December 31, 2018	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	661,247	(304,326)	356,921
Balance as of December 31, 2019	17,445,205	(7,975,894)	9,469,311

The amounts of goodwill by segment are as follows:

	2019	2018	2017
Brazil	373,135	373,135	373,135
Special Steel	2,969,752	2,854,888	2,487,364
North America	6,126,424	5,884,367	5,030,643
	9,469,311	9,112,390	7,891,142

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development, with application in the management of the business:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 01, 2017	39,726	636,605	615,608	28,002	1,319,941
Foreign exchange effect	-	2,947	3,835	884	7,666
Acquisition	-	37,939	-	-	37,939
Disposal	-	-	(27,652)	-	(27,652)
Amortization	(6,940)	(149,150)	(125,621)	(3,486)	(285,197)
(-) Assets held for sale	-	(37,512)	(25,396)	(17,700)	(80,608)
Balance as of December 31, 2017	32,786	490,829	440,774	7,700	972,089
Foreign exchange effect	-	28,598	77,593	1,243	107,434
Acquisition	-	67,388	-	-	67,388
Disposal	-	(3,791)	(88)	-	(3,879)
Amortization	(6,067)	(167,384)	(130,980)	(2,505)	(306,936)
Balance as of December 31, 2018	26,719	415,640	387,299	6,438	836,096
Foreign exchange effect	-	6,137	12,586	472	19,195
Acquisition	-	100,313	-	-	100,313
Amortization	(5,304)	(157,278)	(116,462)	(3,298)	(282,342)
Balance as of December 31, 2019	21,415	364,812	283,423	3,612	673,262

Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2019	2018	2017
Brazil	238,243	295,107	351,578
Special Steel	132,934	136,910	152,640
South America	1,729	1,441	1,863
North America	300,356	402,638	466,008
	673,262	836,096	972,089

NOTE 13 — RIGHT-OF-USE ASSETS AND LEASE LIABILITY

a) Summary of changes in the Right-of-use assets:

Right-of-use Cost	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Others	Total
Adoption of IFRS 16 - January 1, 2019 (Note 2.23)	243,250	436,401	106,787	49,930	836,368
Additions	14,062	117,653	742	11,064	143,521
Disposals	(10,493)	(22,993)	(162)	(1,907)	(35,555)
Remeasurements	33,322	(2,346)	-	1,236	32,212
Foreign exchange effect	3,853	4,571	46	2,119	10,589
Balances as of December 31, 2019	283,994	533,286	107,413	62,442	987,135

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Others	Total
Adoption of IFRS 16 - January 1, 2019 (Note 2.23)	-	-	-	-	-
Depreciation	(50,080)	(127,399)	(15,419)	(21,873)	(214,771)
Disposals	1,330	4,250	32	976	6,588
Foreign exchange effect	(733)	(128)	(9)	(768)	(1,638)
Balances as of December 31, 2019	(49,483)	(123,277)	(15,396)	(21,665)	(209,821)

Right-of-use Assets
Balances as of December 31, 2019	234,511	410,009	92,017	40,777	777,314

b) Leasing payable:

Leasing payments are presented in the Statement of Cash Flow.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company's credit spread, where on December 31, 2019 the discount rates were between 5.1% p.a. to 10.8% p.a. in consolidated terms, varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

2020	202,536
2021	172,870
2022	121,379
2023	85,878
2024	58,866
2025 on	162,740
804,269

Leasing payable
Current	202,536
Non-current	601,733

Financial expense for the year ended on December 31, 2019	83,620

NOTE 14 – TRADE ACCOUNTS PAYABLE

	2019	2018
Trade accounts payable - domestic market	2,701,246	3,368,834
Trade accounts payable - debtor risk	376,093	215,998
Trade accounts payable - intercompany	4,283	7,400
Trade accounts payable - imports	681,146	742,822
	3,762,768	4,335,054

NOTE 15 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2019	2018
Working capital	4.91%	107,312	2,424,246
Financing of property, plant and equipment and others	8.89%	843,099	1,205,281
Ten/Thirty Year Bonds	5.56%	12,188,412	9,738,314
Total Loans and Financing		13,138,823	13,367,841
Current		1,544,211	1,822,183
Non-current		11,594,612	11,545,658

Principal amount of loans and Financing		12,958,565	13,178,457
Interest accrued of loans and Financing		180,258	189,384
Total of Debts		13,138,823	13,367,841

(*) Weighted average effective interest costs on December 31, 2019, which in a consolidated basis represent total of 5.73%.

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2019	2018
Brazilian Real (BRL)	111,492	2,361,610
U.S. Dollar (USD)	12,960,521	10,924,355
Other currencies	66,810	81,876
	13,138,823	13,367,841

The amortization schedules of long-term loans and financing are as follows:

	2019	2018
2020	-	2,253,958
2021	1,221,361	1,199,045
2022	105,137	121,490
2023	1,243,774	1,209,109
2024	1,531,163	2,426,456
2025 and after	7,493,177	4,335,600
	11,594,612	11,545,658

a) Main funding in 2019

Throughout 2019, the subsidiaries Gerdau Aços Longos and Gerdau Açominas obtained working capital loans. As of December 31, 2019, the outstanding balance related to these loans was US$ 70 million (equivalent to R$ 282 million as of December 31, 2019) with short-term maturities.

In November 2019, the subsidiary GUSAP III LP concluded the issuance of Bonds in the total amount of US$ 500 million (equivalent to R$ 2,015 million on December 31, 2019). The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in January 2030.

b) Monitoring Index

Only operations with BNDES contemplate monitoring of the Company’s indebtedness indexes (covenants) established in the agreement. In a possible breakdown of the indicator in the annual measurement, the Company would enter into a remediation period and a subsequent renegotiation of guarantees, and it is not an event of a default.

c) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 3,224 million as of December 31, 2019). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. As of December 31, 2019, the outstanding balance of this credit facility was US$ 60 million (R$ 241.8 million as of December 31, 2019).

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2019
Issuance	Meeting	Issued	Held in treasury	Maturity	2019	2018
3rd- A and B	May 27,1982	-	-	June 1, 2021	-	18,871
7th	July 14, 1982	-	-	July 1, 2022	-	1,102
8th	November 11, 1982	-	-	May 2, 2023	-	8,080
9th	June 10, 1983	-	-	September 1, 2024	-	2,349
11th - A and B	June 29, 1990	-	-	June 1, 2020	-	5,716
15th	November 09, 2018	1,500,000	-	November 21, 2022	1,504,436	1,502,755
16th - A	April 25, 2019	600,000	-	May 6, 2023	602,847	-
16th - B	April 25, 2019	800,000	-	May 6, 2026	803,761	-
Total Consolidated					2,911,044	1,538,873

Current					18,015	2,755
Non-current					2,893,029	1,536,118

The amortization schedules of long term are as follows:

	2019	2018
2020	-	5,716
2021	-	18,871
2022	1,496,591	1,501,102
2023	598,530	8,080
2024	-	2,349
2025 on	797,908	-
	2,893,029	1,536,118

16th Issuance of Debentures: At the Board of Directors Meeting held on April 25, 2019, the Sixteenth Issuance of Non-convertible Debentures, in Two Series, was approved. The amount of the Issuance, subscribed and paid in, was R$ 1,400 million, of which R$ 600 million in the first series and R$ 800 million in the second series, with a unit par value of R$ 1,000.00, and net proceeds were used for cash reinforcement, in order to serve its ordinary management business. The 1st Series debentures mature in 48 months and yield interest equivalent to 105.5% of the CDI. The 2nd Series Debentures mature in 84 months and yield interest equivalent to 107.25% of the CDI.

Early Redemption: At the Board of Directors meeting held on July 2, 2019, it was decided to authorize the early redemption of all debentures of the 3rd A and B, 7th, 8th, 9th and 11th A and B issuances. The amounts paid to debenture holders were adjusted until the settlement date pursuant to the corresponding Debenture Issues.

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average interest rate was 6.18% for the year ended on December 31, 2019 (6.60% for the year ended on December 31, 2018).

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

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2019		2018
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	3,652,949	3,652,949	459,470	459,470
Related parties	95,445	95,445	27,939	27,939
Unrealized gains on financial instruments - Derivative instruments	2,846	2,846	33,417	33,417
Other current assets	618,769	618,769	780,423	780,423
Other non-current assets	464,169	464,169	449,592	449,592
Liabilities
Loans and Financing	13,138,823	14,288,142	13,367,841	13,533,306
Debentures	2,911,044	2,864,950	1,538,873	1,538,873
Related parties	-	-	1,350	1,350
Unrealized losses on financial instruments - Derivative instruments	-	-	5,245	5,245
Obligations with FIDC	1,018,501	1,018,501	938,526	938,526
Other current liabilities	666,858	666,858	988,967	988,967
Other non-current liabilities	449,375	449,375	499,092	499,092

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 17.g.

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

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding short-term investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 15 and 16). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 24). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 15 and 16, respectively.

	2019
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	3,762,768	3,762,768	-	-	-
Loans and financing	20,061,659	2,312,877	2,659,844	3,793,164	11,295,774
Debentures	3,457,033	152,928	1,764,003	686,732	853,370
Obligations with FIDC	1,018,501	-	-	-	1,018,501
Lease liabilities (current liability)	202,536	202,536	-	-	-
Other current liabilities	666,858	666,858	-	-	-
Lease liabilities (non-current liability)	601,733	-	294,249	144,744	162,740
Other non-current liabilities	449,375	-	20,079	-	429,296
	30,220,463	7,097,967	4,738,175	4,624,640	13,759,681

	2018
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	4,335,054	4,335,054	-	-	-
Loans and financing	20,613,734	2,817,346	5,053,827	2,509,962	10,232,599
Debentures	1,940,474	104,995	231,817	1,600,632	3,030
Unrealized losses on financial instruments - Derivative Instruments	5,245	5,245	-	-	-
Obligations with FIDC	938,526	-	-	-	938,526
Other current liabilities	772,970	772,970	-	-	-
Other non-current liabilities	499,092	-	13,295	-	485,797
	29,105,095	8,035,610	5,298,939	4,110,594	11,659,952

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change		2019	2018
Foreign currency sensitivity analysis	5%		112,355	113,445
Interest rate sensitivity analysis	10	bps	70,891	55,959
Sensitivity analysis of changes in prices of products sold	1%		396,440	461,595
Sensitivity analysis of changes in raw material and commodity prices	1%		258,906	296,234
Sensitivity analysis of interest rate and foreign currency swaps	10 bps/5%		-	11,073
Sensitivity analysis of Swap of interest rate	50	bps	408	476
Sensitivity analysis of NDF (Non Deliverable Forwards)	5%		-	7,063

Foreign currency sensitivity analysis: As of December 31, 2019, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 112,355 and R$ 71,718 after the effects arising from the changes in the net investment hedge described in note 17.f - (R$ 113,445 and R$ 74,457 as of December 31, 2018, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation accounts and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 70,891 as of December 31, 2019 (R$ 55,959 as of December 31, 2018) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2019, totals R$ 396,440 (R$ 461,595 as of December 31, 2018) and the variation in the price of raw materials and other inputs totals R$ 258,906 as of December 31, 2019 (R$ 296,234 as of December 31, 2018). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income.

Sensitivity analysis of interest rate swaps: The Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 50 bps in the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 408 (R$ 11,549 as of December 31, 2018). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2019 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	3,652,949	-	3,652,949
Unrealized gains on financial instruments - Derivative instruments	-	-	2,846	2,846
Related parties	95,445	-	-	95,445
Other current assets	618,769	-	-	618,769
Other non-current assets	464,169	-	-	464,169
Total	1,178,383	3,652,949	2,846	4,834,178
Financial income (expenses)	279,843	92,759	-	372,602

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	-	13,138,823	13,138,823
Debentures	-	2,911,044	2,911,044
Obligations with FIDC	-	1,018,501	1,018,501
Lease liabilities (current liability)	-	202,536	202,536
Other current liabilities	-	666,858	666,858
Lease liabilities (non-current liability)	-	601,733	601,733
Other non-current liabilities	-	449,375	449,375
Total	-	18,988,870	18,988,870
Financial income (expenses)	(20,636)	(1,861,180)	(1,881,816)

2018 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	459,470	-	459,470
Unrealized gains on financial instruments - Derivative instruments	-	-	33,417	33,417
Related parties	27,939	-	-	27,939
Other current assets	780,423	-	-	780,423
Other non-current assets	449,592	-	-	449,592
Total	1,257,954	459,470	33,417	1,750,841
Financial income (expenses)	629,750	115,081	-	744,831

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	-	13,367,841	13,367,841
Debentures	-	1,538,873	1,538,873
Related parties	-	1,350	1,350
Obligations with FIDC	-	938,526	938,526
Other current liabilities	-	988,967	988,967
Other non-current liabilities	-	499,092	499,092
Unrealized losses on financial instruments - Derivative instruments	5,245	-	5,245
Total	5,245	17,334,649	17,339,894
Financial income (expenses)	(17,484)	(2,617,142)	(2,634,626)

On December 31, 2019, the Company has derivative financial instruments such as interest rate swaps. The other derivative financial instruments had their losses and/or realized and unrealized gains presented in the account gains (losses) with financial instruments, net in the Consolidated Statement of Income.

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

Swap Contracts

The company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2019	2018	2019	2018	2019	2018
Forward
Maturity at 2019	purchase in US$	-	US$ 19.2 million	-	-	-	(4,069)
Maturity at 2019	sell in US$	-	US$ 18.3 million	-	462	-	(1,176)

Cross currency swap

Maturity in 2019	CDI 111.50%	-	R$ 230.5 million	-	30,249	-	-

Swap of interest rate
						-
Maturity in 2020	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	2,846	2,706	-	-

Total fair value of financial instruments				2,846	33,417	-	(5,245)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	2019	2018
Current assets	2,846	30,711
Non-current assets	-	2,706
	2,846	33,417
Unrealized losses on financial instruments - Derivative instruments
Current liabilities	-	(5,245)
	-	(5,245)

	2019	2018
Net Income
Gains on financial instruments	5,518	49,576
Losses on financial instruments	(20,636)	(17,484)
	(15,118)	32,092
Other comprehensive income
Gains on financial instruments	3,502	11,947
	3,502	11,947

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

Based on the standards related to this subject, the Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 322,948 for the year ended on December 31, 2019 (loss of R$ 1,491,534 on December 31, 2018).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three-level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS describes the three levels of information to be used to measure fair value:

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

As of December 31, 2019, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2019 and December 31, 2018, are as follows:

	Fair Value Measurements at Reporting Date Using
	Accounting balance		Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2019	2018	2019	2018	2019	2018
Current assets
Short-term investments	3,652,949	459,470	-	114,027	3,652,949	345,443
Unrealized gains on financial instruments - Derivative instruments	2,846	30,711	-	-	2,846	30,711
Other current assets	618,769	780,423	-	-	618,769	780,423

Non-current assets
Related parties	95,445	27,939	-	-	95,445	27,939
Unrealized gains on financial instruments - Derivative instruments	-	2,706	-	-	-	2,706
Other non-current assets	464,169	449,592	-	-	464,169	449,592
	4,834,178	1,750,841	-	114,027	4,834,178	1,636,814

Current liabilities
Short-term debt	1,544,211	1,822,183	-	-	1,544,211	1,822,183
Debentures	18,015	2,755	-	-	18,015	2,755
Unrealized losses on financial instruments - Derivative instruments	-	5,245	-	-	-	5,245
Lease liabilities	202,536	-	-	-	202,536	-
Other current liabilities	666,858	772,970	-	-	666,858	772,970

Non-current liabilities
Long-term debt	11,594,612	11,545,658	-	-	11,594,612	11,545,658
Debentures	2,893,029	1,536,118	-	-	2,893,029	1,536,118
Related parties	-	1,350	-	-	-	1,350
Obligations with FIDC	1,018,501	938,526	-	-	1,018,501	938,526
Lease liabilities	601,733	-	-	-	601,733	-
Other non-current liabilities	449,375	499,092	-	-	449,375	499,092
	18,988,870	17,123,897	-	-	18,988,870	17,123,897

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
	Balances as of December 31, 2018	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation and others	Balances as of December 31, 2019
Related parties, net	(26,589)	(64,089)	-	(4,767)	-	(95,445)
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	14,878,542	700,490	(945,027)	938,120	474,896	16,047,021

		Cash transactions		Non cash transactions
	Balances as of December 31, 2017	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2018
Related parties, net	(51,839)	25,755	-	(545)	40	(26,589)
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	16,510,851	(3,439,644)	(1,162,364)	1,177,686	1,792,013	14,878,542

		Cash transactions		Non cash transactions
	Balances as of January 01, 2017	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2017
Related parties, net	(57,541)	5,797	-	(95)	-	(51,839)
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	20,576,866	(3,975,541)	(1,330,116)	1,323,448	(83,806)	16,510,851

NOTE 18 — TAXES PAYABLE

	2019	2018
Payroll charges	75,385	58,907
ICMS (state VAT)	47,244	25,385
COFINS (tax on revenue)	6,654	2,162
IPI (federal VAT)	13,252	14,372
IVA (value-added tax) and others	290,453	250,719
	432,988	351,545

NOTE 19 — TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	2019	2018
a) Tax provisions	396,821	268,009
b) Labor provisions	357,130	449,350
c) Civil provisions	55,348	52,946
	809,299	770,305

a) Tax Provisions

Tax provisions refer substantially to the discussions regarding the offsetting of PIS and COFINS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, labor and civil provisions are shown below:

	2019	2018	2017
Balance at the beginning of the year	770,305	827,883	2,239,226
(+) Additions	249,868	177,684	527,543
(+) Monetary correction	70,788	85,626	77,257
(-) Reversal of contingent liabilities	-	-	(929,711)
(-) Reversal of monetary update of contingent liabilities	-	-	(369,819)
(-) Reversal of accrued amounts	(282,239)	(319,719)	(715,081)
(+) Foreign exchange effect on provisions in foreign currency	577	(1,169)	(201)
(-) Loss of control of subsidiary	-	-	(1,331)
Balance at the end of the year	809,299	770,305	827,883

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 631,940.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 336,134; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,010,863, (iii) social security contributions in the total of R$ 95,436 and (iv) other taxes , whose updated total amount is currently R$ 614,609.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 754,215, of which: (i) R$ 128,495 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Tax Appeals Council (CARF), which was dismissed by the quality vote, and Special Appeal was filed on May 17, 2019, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (ii) R$ 136,053 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos, whose Voluntary Appeal was dismissed in the first instance of CARF on November 5, 2019, which was dismissed, and a motion for clarification was filed on December 27, 2019, which is pending of judgment; (iii) R$ 138,291, corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was partially dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal on June 3, 2019, which is pending of judgment in the first instance of CARF; (iv) R$ 156,788 corresponds to a lawsuit of the Company dismissed by the first instance of the Administrative Tax Appeals Council (CARF) on November 5, 2019, which was dismissed by a majority of votes, and awaits notice of the decision for the appropriate appeals; and (v) R$ 194,588 corresponds to a lawsuit of the Company, whose impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on June 17, 2019, which is currently pending of judgment

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 431,718, of which: (i) R$ 23,800 corresponds to a lawsuit in which the Company was challenged by the Federal Revenue resulting in a judgment that completely annulled the tax assessment, but, in a judgment made by the Administrative Council of Tax Appeals (CARF) on January 23, 2019, the legal appeal was granted in favor of the National Treasury, by judgment in which, on June 21, 2019, the Company filed a motion for clarification, which are pending of judgment. (ii) R$ 196,730 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; and (iii) R$ 68,993 correspond to a lawsuit in which the Company impugnation was rejected and filed a Voluntary Appeal with the Administrative Council of Tax Appeals (CARF), which is pending of judgment; (iv) R$ 142,194 corresponds to a new Notice of Infraction received by the Company on December 2, 2019, against which it presented a challenge on December 27, 2019, currently pending of judgment.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,236,144. Such proceedings relate to profits earned abroad, of which (i) R$ 1,053,855 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 1,018,448 corresponds to a Tax Foreclosure against which the Company filed an Embargo to Enforcement that was partially dismissed, through a sentence handed down on July 15, 2019, which was the subject of an Appeal filed by the Company, currently, pending of judgment by the Federal Regional Court of the 4th Region; and (i.b) R$ 35,407 correspond to a process partially provided by the Superior Chamber of Tax Appeals of CARF (CSRF), in a decision published on May 25, 2017 and already final and unappealable; the matters not previously analyzed by the first instance of the Administrative Council for Tax Appeals (CARF), as determined by the decision of the CSRF, were judged on October 16, 2019, by a partially favorable decision, against which the company is awaiting a statement from the National Treasury, for final determination of the remaining debt; and (ii) R$ 182,289 correspond to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), that its Special Appeal was judged by the Superior Chamber of Tax Appeals (CSRF), on December 4, 2019, which was dismissed; currently, the subsidiary is awaiting notice of the decision to take the appropriate measures for the judicial discussion.

a.6) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,780,131, of which (i) R$ 5,282,017 correspond to four proceedings involving the Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial collateral using an insurance bond, for judicial discussions on motions to stay execution in the respective proceedings, and in the motions to stay to Execution filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, which is pending of judgment in the Federal Regional Court of the 4th Region; and, in the Motion to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.) on October 3, 2019, a judgment was rendered dismissing the tax assessment, and the deadline for filing appeals by the National Treasury is in progress; (ii) R$ 311,885 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion, on motions to stay Execution filed on July 8, 2019, currently pending of judgment; (iii) R$ 289,372 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already been concluded is under judicial discussion on motions to stay Execution filed on August 14, 2019, currently pending of judgment; (iv) R$ 4,219 corresponds to a lawsuit of the of subsidiary Gerdau Aços Longos S.A., which is awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (v) R$ 66,619 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose Special Appeal filed against CSRF was dismissed on December 5, 2019; currently, the subsidiary is awaiting notice of the decision to take the appropriate measures for the judicial discussion; (vi) R$ 132,928 corresponds to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), which its Special Appeal was partially known and is pending judgment; (vii) R$ 567,904 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which had its Voluntary Appeal partially known, by decision issued by CARF on September 18, 2018 and notified to the company on April 15, 2019. This decision was subject of a Special Appeal by the National Treasury and a Special Appeal filed by the Company on April 29, 2019, both currently pending of judgment; (viii) R$ 104,913 correspond to a lawsuit filed by the Company (as successor of Gerdau Aços Especiais S.A.), which had its Voluntary Appeal judged by the first instance of CARF on December 10, 2019, which was dismissed; currently, the Company is awaiting notice of the decision to oppose the applicable resources; (ix) R$ 545,606 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which was dismissed, by decision of which it became aware on November 27, 2018 and in which it filed a Voluntary Appeal at CARF's first instance, currently pending of judgment; and (x) R$ 474,667 correspond to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., whose tax assessment was received on September 11, 2019 and against which an appeal was filed on October 10, 2019, currently pending of judgment by the Federal Revenue Judgment Office (DRJ).

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

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

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 276,205. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 184,067. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

d) Administrative proceeding — Brazilian Securities Commission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparties Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for the clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business purpose and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense for the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. On December 3, 2019, the aforementioned administrative proceeding was judged by the CVM, with all defendants being acquitted, with the exception of a director and a former director of Gerdau, who were sentenced to pay fines for alleged failure to disclose to the market related to the transaction. There is a possibility of appeals to the Appeals Council of the National Financial System by this director and the former director.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2019	2018
Tax	1,837,967	1,963,859
Labor	113,379	126,620
Civil	40,369	44,935
	1,991,715	2,135,414

The balance of judicial deposits as of December 31, 2019, in the amount of R$ 1,650,976, corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, that awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 2, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of provision for tax liabilities, net (Operational result) and R$ 369,819 in the line Reversal of interest on provision for tax liabilities, net (Financial Result), in its consolidated statements of income. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

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

Finally, the Company informs that two of the aforementioned lawsuitswere claim preclusion and concluded in benefit for the Company. The first of these became final on July 19, 2019, assuring to the Company: i) the right to recover undue payments before the proposed action, in the amount of R$ 122 million, and ii) the right to withdraw the judicial deposits made during the course of this action, which was made on September 16, 2019, in the amount of R$ 179 million. The second became final on December 18, 2019, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 280 million, and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 187 million. The right to recover undue payments was recognized in the line Other operating income in the Statement of Income.

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, cases involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated.

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

NOTE 20 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	2019	2018
Assets
Joint venture
Gerdau Corsa SAPI de C.V.	73,607	72
Others
Fundação Gerdau	21,838	27,867
	95,445	27,939
Liabilities
Joint venture
Diaco S.A.	-	(1,350)
	-	(1,350)

	2019	2018	2017
Net financial income	4,767	545	95

b)	Operations with related parties

During the years ended December 31, 2019, 2018 and 2017, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 1,572,618 as of December 31, 2019 (R$ 1,382,584 and R$ 630,190 as of December 31, 2018 and 2017, respectively) and purchases in the amount of R$ 198,636 as of December 31, 2019 (R$ 129,513 and R$ 121,618 as of December 31, 2018 and 2017, respectively). The net amount totals R$ 1,373,982 as of December 31, 2019 (R$ 1,253,071 and R$ 508,572 as of December 31, 2018 and 2017, respectively).

During the years ended December 31, 2019, 2018 and 2017, the Company and its subsidiaries made transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 68 (R$ 194 and R$ 689 as of December 31, 2018 and 2017, respectively). Additionally, the Company recorded income of R$ 554 (R$ 445 and R$ 801 as of December 31, 2018 and 2017, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	2019	2018	2017
Diaco S.A.	Joint-venture	Financing Agreements	137,700	Aug/18	-	-	128,019
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,750,249	Oct/22 - Oct/24	1,784,868	1,933,929	1,797,856
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	37,285	41,571	6,550
Gerdau Metaldom S.A. and Gerdau Corsa S.A.P.I de C.V.;	Joint-venture	Financing Agreements	274,560	Feb/20	241,842	198,619	178,200

c)            Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Key Management compensation

The cost of the key management salaries, variable compensation and benefits was R$ 32,359 during 2019 (R$ 50,310 in 2018). In 2019, contributions to management’s defined contribution pension plans totaled R$ 1,687 (R$ 1,595 in 2018).

At the end of the year, Restricted and Performance Shares with the key management were:

	2019	2018
Available at beginning of the year	6,375,547	5,945,310
Granted	1,083,116	1,255,286
Exercised	(627,076)	(511,333)
Cancelled	(38,553)	-
Others	(75,163)	(313,716)
Available at the end of the year	6,717,871	6,375,547

Additional information on the long-term incentive plan are presented in Note 27.

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 26,631 during 2019 (R$ 23,189 and R$ 10,451 during 2018 and 2017, respectively).

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2019 are as follows:

	2019	2018
Plan assets - Defined contribution pension plan	45,381	17,952
Total assets	45,381	17,952

Actuarial liabilities - Defined benefit pension plan	1,138,592	1,057,846
Acturial liabilities - Post-employment health care benefit	298,989	272,369
Retirement and termination benefit liabilities	32,863	26,502
Total liabilities	1,470,444	1,356,717

Current	495	157
Non-current	1,469,949	1,356,560

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

	1% Increase	1% Decrease
Discount rate	(16,203)	12,383

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,120,938) as of December 31, 2019 (R$ (1,075,377) as of December 31, 2018).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2019	2018	2017
Cost of current service	54,518	60,803	60,595
Interest expense	189,544	82,513	90,381
Return on plan assets	(163,148)	(59,692)	(64,128)
Past service cost	2,302	7,065	1,082
Settlement	(4,712)	3,220	(566)
Interest cost on unrecoverable surplus	16,247	20,023	21,211
Net pension cost	94,751	113,932	108,575

The reconciliations of assets and liabilities of the plans are as follows:

	2019	2018
Present value of defined benefit obligation	(4,601,966)	(4,391,251)
Fair value of plan assets	3,656,891	3,568,934
Asset ceiling restrictions on recognition of net funded assets	(193,517)	(235,532)
Net	(1,138,592)	(1,057,849)

Plan assets	-	-
Defined benefit obligation	(1,138,592)	(1,057,849)

Changes in plan assets and actuarial liabilities were as follows:

	2019	2018	2017
Variation of the plan obligations
Obligation at the begining of the year	4,391,251	4,314,592	4,174,653
Cost of service	54,518	60,803	60,595
Interest expense	189,544	188,729	195,557
Payments of the benefits	(309,817)	(318,198)	(335,471)
Past service cost	2,302	7,065	1,082
Supplementary amounts of the plan	-	17,078	-
Settlement	(498,493)	(61,369)	(52,035)
Acturial remeasurements	546,911	(370,083)	235,549
Liabilities held for sale	-	-	(101,794)
Exchange Variance	225,750	552,634	136,456
Obligation at the end of the year	4,601,966	4,391,251	4,314,592

	2019	2018	2017
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,568,934	3,456,613	3,292,890
Return of the plan assets	163,148	165,908	169,304
Contributions from sponsors	162,650	197,828	111,450
Settlement	(493,781)	(64,868)	(51,469)
Payments of benefits	(309,817)	(318,198)	(335,471)
Remeasurement	386,767	(253,301)	232,214
Assets held for sale	-	-	(73,127)
Exchange Variance	178,990	384,952	110,822
Fair value of plan assets at the end of the year	3,656,891	3,568,934	3,456,613

The fair value of plan assets includes shares of the Company in the amount of R$ 10,221 as of December 31, 2019 (R$ 3,427 as of December 31, 2018).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2019	2018	2017
Remeasurements	(386,767)	253,301	(232,214)
Actuarial Remeasurements	546,911	(370,083)	235,549
Restriction recognized in Other Comprehensive Income	(94,198)	(43,197)	(1,696)
Remeasurements recognized in Other Comprehensive Income	65,946	(159,979)	1,639

The historical actuarial remeasurements are as follows:

	2019	2018	2017	2016	2015
Present value of defined benefit obligation	(4,601,966)	(4,391,251)	(4,314,592)	(4,174,653)	(4,739,299)
Fair value of the plan assets	3,656,891	3,568,934	3,456,613	3,292,890	3,865,411
Surplus (Deficit)	(945,075)	(822,317)	(857,979)	(881,763)	(873,888)
Experience adjustments on plan liabilities (Gain)	546,911	(370,083)	235,549	186,905	(202,749)
Experience adjustments on plan assets (Gain)	253,301	253,301	(232,214)	(109,153)	235,275

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2019
	Brazilian Plans	American Plans
Fixed income	98.0%	54.9%
Variable income	-	42.2%
Others	2.0%	2.9%
Total	100.0%	100.0%

	2018
	Brazilian Plans	American Plans
Fixed income	98.0%	58.1%
Variable income	-	36.5%
Others	2.0%	5.4%
Total	100.0%	100.0%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2019 and 2018, respectively:

	2019
	Brazilian Plan	North America Plan
Average discount rate	7.16%	3,00% - 3,25%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2019
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2019
Rate of rotation	Null	Based on age and/or the service

	2018
	Brazilian Plan	North America Plan
Average discount rate	9.10%	3.50% - 4.25%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2018
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2018
Rate of rotation	Based on plan background	Based on age and/or the service

b)	Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 118,283 in 2019 (R$ 123,225 in 2018).

c)    Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2019	2018	2017
Current service cost	3,302	4,144	4,441
Interests expense	10,656	11,082	12,162
Past service cost	(2,717)	(40,740)	5,769
Net cost pension benefit	11,241	(25,514)	22,372

The funded status of the post-employment health benefits plans is as follows:

	2019	2018
Present value of obligations	(298,989)	(272,959)
Total net liabilities	(298,989)	(272,959)

Changes in plan assets and actuarial liabilities were as follows:

	2019	2018	2017
Change in benefit obligation
Benefit obligation at beginning of the year	272,959	316,364	305,447
Cost of service	3,302	4,144	4,441
Interest expense	10,656	11,082	12,162
Past service cost	(2,717)	(40,740)	5,769
Contributions from participants	2,088	1,496	1,556
Payment of benefits	(15,331)	(18,655)	(14,230)
Remeasurements	11,202	(40,841)	(14,452)
Exchange variations	16,830	40,109	15,671
Benefit obligation at the end of the year	298,989	272,959	316,364

	2019	2018	2017
Change in plan assets
Contributions from sponsors	13,243	17,159	12,572
Contributions from participants	2,088	1,496	1,556
Payments of benefits	(15,331)	(18,655)	(14,128)
Fair value of plan assets at end of the year	-	-	-

The historical actuarial gains and losses of the plans are as follows:

	2019	2018	2017	2016	2015
Present value of defined benefit obligation	(298,989)	(272,959)	(316,364)	(305,447)	(446,843)
Deficit	(298,989)	(272,959)	(316,364)	(305,447)	(446,843)
Experience adjustments on plan liabilities	11,202	(40,841)	(14,452)	(3,673)	(45,884)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2019	2018	2017
Losses on actuarial obligation	11,202	(40,841)	(14,452)
Actuarial losses recognized in Equity	11,202	(40,841)	(14,452)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2019	2018
Average discount rate	3,00% - 3,25%	3.75% - 4.25%
Health treatment - rate assumed next year	5,80% - 6,70%	6.60% - 6.75%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2028 to 2041	4,00% - 4,40%	4.00% - 4.40%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	1,886	(1,519)
Effect over benefit plan obligations	37,867	(30,937)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 32,863 as of December 31, 2019 (R$ 26,502 as of December 31, 2018).

NOTE 22 — ENVIRONMENTAL LIABILITIES

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

	2019	2018
Provision for environmental liabilities	112,308	132,647

Current	60,913	60,419
Non-current	51,395	72,228

NOTE 23 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobrás mentioned in Note 19 iv, were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”). On July 14, 2015, the single quota of that FIDC was sold in the acquisition of minority interests’ transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credit’s rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,018,501 as of December 31, 2019 (R$ 938,526 as of December 31, 2018) recognized in the account “Obligations with FIDC”.

NOTE 24 — EQUITY

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

Reconciliations of common and preferred outstanding shares are presented below:

	2019		2018		2017
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,124,233,755	571,929,945	1,137,327,184	571,929,945	1,137,018,570
Acquisition of Treasury shares	-	-	-	(16,000,000)	-	-
Exercise of stock options	-	2,777,072	-	1,597,235	-	308,614
Transfer of shares	-	-	-	1,309,336	-	-
Balance at the end of the year	571,929,945	1,127,010,827	571,929,945	1,124,233,755	571,929,945	1,137,327,184

As of December 31, 2019, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2019
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5
Brazilian institutional investors	3,068,614	0.5	241,698,143	21.1	244,766,757	14.2
Foreign institutional investors	3,875,655	0.7	427,735,548	37.3	431,611,203	25.1
Other shareholders	7,086,775	1.2	387,724,952	33.8	394,811,727	23.0
Treasury stock	1,697,538	0.3	19,020,418	1.7	20,717,956	1.2
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2018
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,469,922	8.3	653,368,823	38.0
Brazilian institutional investors	2,383,207	0.4	224,073,547	19.6	226,456,754	13.2
Foreign institutional investors	4,836,488	0.8	410,387,290	35.8	415,223,778	24.1
Other shareholders	6,811,349	1.2	394,302,996	34.4	401,114,345	23.3
Treasury stock	1,697,538	0.3	21,797,490	1.9	23,495,028	1.4
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2017
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,471,131	8.3	653,370,032	38.0
Brazilian institutional investors	254,785	0.0	155,227,424	13.5	155,482,209	9.0
Foreign institutional investors	7,254,556	1.3	708,109,387	61.8	715,363,943	41.6
Other shareholders	6,521,703	1.1	178,519,242	15.6	185,040,945	10.8
Treasury stock	1,697,538	0.3	8,704,061	0.8	10,401,599	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalúrgica Gerdau S.A. is the controlling shareholder and Cindac – Empreendimentos e Participações is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2019
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	21,797,490	279,869
Exercise of long-term incentive plan	-	-	(2,777,072)	(37,884)
Closing balance	1,697,538	557	19,020,418	241,985

	2018
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	8,704,061	75,528
Repurchases	-	-	16,000,000	243,396
Exercise of long-term incentive plan	-	-	(1,597,235)	(27,433)
Transfer of shares	-	-	(1,309,336)	(11,622)
Closing balance	1,697,538	557	21,797,490	279,869

	2017
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,012,675	98,189
Exercise of long-term incentive plan	-	-	(308,614)	(22,661)
Closing balance	1,697,538	557	8,704,061	75,528

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 12.72 during 2019 (R$ 12.84 and R$ 8.68 during the years ended on December 31, 2018 and 2017, respectively).

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2019
	Attributed to parent company's interest	Non-controlling interests	Total
(i) Other changes	-	(1,586)	(1,586)
Effects of interest changes in subsidiaries	-	(1,586)	(1,586)

	December 31, 2018
	Attributed to parent company's interest	Non-controlling interests	Total
(i) Other changes	-	(85,483)	(85,483)
Effects of interest changes in subsidiaries	-	(85,483)	(85,483)

	December 31, 2017
	Attributed to parent company's interest	Non-controlling interests	Total
(i) Other changes	-	(21,698)	(21,698)
Effects of interest changes in subsidiaries	-	(21,698)	(21,698)

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

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculates interest on shareholders´ capital in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 0 (R$ 127,311 in 2018).

	2019	2018	2017
Net income (loss)	1,203,736	2,303,868	(359,360)
Constitution of legal reserve	(55,876)	(115,193)	-
Constitution of the tax incentives reserve	(86,216)	(17,051)	-
Net income (loss) before dividends and interest on capital	1,061,644	2,171,624	(359,360)
Dividends and interest on capital	(356,539)	(765,339)	-
Net income (loss) before constitution of investments and working capital reserve	705,105	1,406,285	(359,360)

Constitution of investments and working capital reserve	(705,105)	(1,406,285)	-
Absorption of net loss by investments and working capital reserve	-	-	359,360

The dividends for the year 2019 amounted to R$ 356,539, as shown below:

Dividends and interest on capital in the years
Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	2019	2018	2017
1st quarter	Dividends	0.07	1,697,180	05/17/2019	05/29/2019	118,803	-	-
1st quarter	Interest					-	136,152	-
2nd quarter	Dividends	0.07	1,697,390	08/16/2019	08/28/2019	118,817	-	34,184
2nd quarter	Interest					-	238,293	-
3rd quarter	Dividends	0.04	1,698,774	11/11/2019	11/25/2019	67,951	221,278	51,278
4th quarter	Dividends	0.03	1,698,941	02/28/2020	03/11/2020	50,968	169,616	51,020
Interest and Dividends						356,539	765,339	136,482
Credit per share (R$)						0.21	0.45	0.08

NOTE 25 — EARNINGS (LOSS) PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2019
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	405,607	798,129	1,203,736
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,125,408,180

Earnings per share (in R$) – Basic	0.71	0.71

	2018
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	774,279	1,529,589	2,303,868
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,129,851,598

Earnings per share (in R$) – Basic	1.35	1.35

	2017
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net loss available to common and preferred shareholders	(120,267)	(239,093)	(359,360)
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,137,012,265

Loss per share (in R$) – Basic	(0.21)	(0.21)

Diluted

	2019	2018
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	798,129	1,529,589
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	2,884	6,515
	801,013	1,536,104

Net income allocated to common shareholders	405,607	774,279
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(2,884)	(6,515)
	402,723	767,764

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,125,408,180	1,129,851,598
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	12,157,614	14,440,860
Total	1,137,565,794	1,144,292,458

Earnings per share — Diluted (Common and Preferred Shares)	0.70	1.34

Due to the net loss in the year of 2017, the Company is considering for this year the same basic and diluted loss, without considering the effects on the diluted calculation of the potential increase in preferred shares as a result of the long-term incentive plans.

NOTE 26 — NET SALES

The net sales revenues for the year are composed of:

	2019	2018	2017
Gross sales	44,558,309	51,861,423	42,156,553
Taxes on sales	(3,819,812)	(3,793,516)	(2,956,896)
Discounts	(1,094,487)	(1,908,429)	(2,282,038)
Net sales	39,644,010	46,159,478	36,917,619

NOTE 27 - LONG-TERM INCENTIVE PLANS

a) Restricted Shares and Performance Shares Summary:

Balance on January 1, 2017	20,433,491
Granted	3,170,952
Cancelled	(1,901,782)
Exercised	(2,727,577)
Balance on December 31, 2017	18,975,084
Granted	2,411,345
Cancelled	(3,150,635)
Exercised	(3,974,293)
Balance on December 31, 2018	14,261,501
Granted	2,647,995
Cancelled	(2,104,754)
Exercised	(1,786,335)
Balance on December 31, 2019	13,018,407

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement on December 31, 2019 were R$ 43,895 (R$ 41,186 on December 31, 2018).

As of December 31, 2019, the Company has a total of 19,020,418 preferred shares in treasury and, according to note 24, these shares may be used for serving this plan.

b) Stock Options Plan:

	2019		2018		2017
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	15,480	16.72	292,391	17.91	569,115	16.64
Options Exercised	-	-	(33,499)	14.86	-	-
Options Forfeited	(15,480)	16.72	(243,412)	18.62	(276,724)	15.11
Available at the end of the year	-	16.72	15,480	16.72	292,391	17.91

NOTE 28 — SEGMENT REPORTING

					Business Segments
					2019
	Brazil Operation	North America Operation	South America Operation	Special Steel Operation	Eliminations and Adjustments	Consolidated
Net sales	16,122,171	14,656,028	3,259,253	6,701,900	(1,095,342)	39,644,010
Cost of sales	(14,363,253)	(13,351,209)	(2,762,157)	(6,167,502)	1,203,395	(35,440,726)
Gross profit	1,758,918	1,304,819	497,096	534,398	108,053	4,203,284
Selling, general and administrative expenses	(539,344)	(444,326)	(119,627)	(170,170)	(156,989)	(1,430,456)
Other operating income (expenses)	293,806	30,048	15,510	33,058	55,734	428,156
Equity in earnings of unconsolidated companies	(828)	(110,959)	66,468	6,776	21,493	(17,050)
Operational income before financial income (expenses) and taxes	1,512,552	779,582	459,447	404,062	28,291	3,183,934
Financial result, net	(520,821)	(99,029)	(163,459)	(109,116)	(616,789)	(1,509,214)
Income (Loss) before taxes	991,731	680,553	295,988	294,946	(588,498)	1,674,720
Income and social contribution taxes	(214,400)	(188,458)	(100,341)	(60,749)	106,115	(457,833)
Net income (Loss)	777,331	492,095	195,647	234,197	(482,383)	1,216,887

Supplemental information:
Net sales between segments	920,659	62,196	-	112,487	-	1,095,342

Depreciation/amortization	1,008,713	571,015	120,462	374,105	-	2,074,295

Investments in associates and joint ventures	11,472	681,807	748,392	224,201	146,527	1,812,399
Total assets	17,195,824	15,178,053	4,562,604	8,597,180	8,469,309	54,002,970
Total liabilities	4,686,686	4,506,771	996,876	1,604,885	15,034,625	26,829,843

					Business Segments
					2018
	Brazil Operation	North America Operation	South America Operation	Special Steel Operation	Eliminations and Adjustments	Consolidated
Net sales	15,745,161	19,927,390	3,801,210	8,158,626	(1,472,909)	46,159,478
Cost of sales	(13,044,433)	(18,164,834)	(3,230,952)	(7,064,608)	1,494,727	(40,010,100)
Gross profit	2,700,728	1,762,556	570,258	1,094,018	21,818	6,149,378
Selling, general and administrative expenses	(564,031)	(607,581)	(136,707)	(186,037)	(168,438)	(1,662,794)
Other operating income (expenses)	(33,814)	19,114	(11,421)	10,081	(18,952)	(34,992)
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	-	-	-	(414,507)	(414,507)
Equity in earnings of unconsolidated companies	(1,700)	(77,872)	51,648	15,629	22,436	10,141
Operational (Loss) income before financial income (expenses) and taxes	2,101,183	1,096,217	473,778	933,691	(557,643)	4,047,226
Financial result, net	(442,966)	(37,351)	(117,270)	(112,109)	(1,180,099)	(1,889,795)
Income (Loss) before taxes	1,658,217	1,058,866	356,508	821,582	(1,737,742)	2,157,431
Income and social contribution taxes	(410,651)	(224,897)	(86,667)	(191,386)	1,082,552	168,951
Net income (Loss)	1,247,566	833,969	269,841	630,196	(655,190)	2,326,382

Supplemental information:
Net sales between segments	1,280,770	84,335	4,988	102,816	-	1,472,909

Depreciation/amortization	951,826	511,154	88,537	340,297	-	1,891,814

Investments in associates and joint ventures	3,250	301,271	701,233	213,899	148,149	1,367,802
Total assets	17,473,039	14,659,926	4,421,487	8,825,830	5,900,747	51,281,029
Total liabilities	8,072,380	4,935,210	1,053,007	1,736,085	9,545,776	25,342,458

					Business Segments
					2017
	Brazil Operation	North America Operation	South America Operation	Special Steel Operation	Eliminations and Adjustments	Consolidated
Net sales	12,562,727	15,433,380	4,025,736	6,228,543	(1,332,767)	36,917,619
Cost of sales	(10,996,383)	(14,823,590)	(3,523,394)	(5,301,172)	1,331,544	(33,312,995)
Gross profit	1,566,344	609,790	502,342	927,371	(1,223)	3,604,624
Selling, general and administrative expenses	(539,613)	(569,696)	(202,862)	(166,656)	(176,081)	(1,654,908)
Other operating income (expenses)	(11,513)	29,113	11,260	14,989	47,882	91,731
Impairment of assets	(45,279)	(1,069,528)	-	-	-	(1,114,807)
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	-	-	-	(721,682)	(721,682)
Reversal of contingent liabilities, net	-	-	-	-	929,711	929,711
Equity in earnings of unconsolidated companies	-	(111,581)	41,554	15,460	19,970	(34,597)
Operational (Loss) income before financial income (expenses) and taxes	969,939	(1,111,902)	352,294	791,164	98,577	1,100,072
Financial result, net	(564,397)	(46,184)	(74,301)	(122,837)	(335,629)	(1,143,348)
Income (Loss) before taxes	405,542	(1,158,086)	277,993	668,327	(237,052)	(43,276)
Income and social contribution taxes	(103,263)	201,807	(123,552)	(192,902)	(77,481)	(295,391)
Net income (Loss)	302,279	(956,279)	154,441	475,425	(314,533)	(338,667)

Supplemental information:
Net sales between segments	1,216,526	59,478	6,490	50,273	-	1,332,767

Depreciation/amortization	909,333	684,121	155,038	344,059	-	2,092,551

Investments in associates and joint ventures	-	346,080	584,898	199,647	149,674	1,280,299
Total assets	17,051,262	14,872,755	5,208,265	8,834,041	4,335,438	50,301,761
Total liabilities	9,592,948	3,315,546	1,711,963	2,753,091	9,034,272	26,407,820

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

 The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2019	2019	2019	2019	2019
Net sales	17,573,278	4,201,165	17,869,567	-	39,644,010
Total assets	26,124,159	5,781,527	22,097,284	-	54,002,970

	Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2018	2018	2018	2018	2018
Net sales	17,284,473	4,785,281	23,524,381	565,343	46,159,478
Total assets	26,283,287	5,251,637	19,746,105	-	51,281,029

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2017	2017	2017	2017	2017
Net sales	13,450,378	4,769,526	18,142,218	555,497	36,917,619
Total assets	23,872,075	6,009,394	19,629,950	790,342	50,301,761

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenue per product unless the information is not available and the cost to obtain it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to conclude about historical trends. Considering this scenario and considering that the information of revenue by product is not maintained by the Company on a consolidated basis and the cost to obtain the revenue per product information would be excessive compared to the benefits of the information, the Company does not present revenue by product.

NOTE 29 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2019	2018
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	61,187,789	64,676,890
Business Interruption	Net income plus fixed expenses	11,381,183	6,610,851
Civil Liability	Industrial operations	652,973	627,718

NOTE 30 — IMPAIRMENT OF ASSETS

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

30.1 Other assets Impairment test

In 2019 and 2018, no impairment losses were recognized for other long-lived assets.

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

The post-tax discount rates used for this test are the same as presented in note 30.2 of the goodwill impairment test.

30.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In 2019 and 2018, no impairment losses were recognized for goodwill.

In the fourth quarter of 2017, the Company evaluated the recoverability of the goodwill of its segments. Based on the aforementioned events, notably the increment in the pretax discount rate in the North America segment, the analyzes carried out identified a loss due to non-recoverability of goodwill in the amount of R$ 849,438 for the North America segment.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2019 test were: a) North America: 3% (3% in December 2018); b) Special Steel: 3% (3% in December 2018); c) South America: 3% (3% in December 2018); and d) Brazil: 3% (3% in December 2018).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 10.0% (11.0% in December 2018); b) Special Steel: 10.5% (11.5% in December 2018); c) South America: 14.25% (13.0% in December 2018); and d) Brazil 11.25%: (12.5% in December 2018).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: exceeded the book value by R$ 2,690 million (exceeded the book value by R$ 2,157 million in 2018); b) South America: exceeded the book value by R$ 521 million (exceeded the book value by R$ 730 million in 2018); c) Special Steel: exceeded the book value by R$ 2,813 million (exceeded the book value by R$ 3,019 million in 2018); and d) Brazil: exceeded the book value by R$ 4,015 million (exceeded the book value by R$ 3,924 million in 2018).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded book value by R$ 1,884 million (exceeded the book value by R$ 1,474 million in 2018); b) Special Steel: exceeded book value by R$ 2,207 million (exceeded the book value by R$ 2,483 million in 2018); c) South America: exceeded book value by R$ 414 million (exceeded the book value by R$ 593 million in 2018); and d) Brazil: exceeded the book value by R$ 2,810 million (exceeded the book value by R$ 3,048 million in 2018).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 2,098 million (exceeded the book value by R$ 1,672 million in 2018); b) Special Steel: exceeded the book value by R$ 2,369 million (exceeded the book value by R$ 2,645 million in 2018); c) South America: exceeded the book value by R$ 455 million (exceeded the book value by R$ 640 million in 2018); and d) Brazil: exceeded the book value by R$ 3,115 million (exceeded the book value by R$ 3,318 million in 2018).

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

NOTE 31 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature is as follows:

	2019	2018	2017
Depreciation and amortization	(2,074,295)	(1,891,814)	(2,092,551)
Labor expenses	(5,175,373)	(5,724,352)	(5,514,721)
Raw material and consumption material	(25,890,618)	(29,623,418)	(23,423,950)
Freight	(2,300,439)	(2,770,516)	(2,281,773)
Impairment of non-financial assets	-	-	(1,114,807)
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	(414,507)	(721,682)
Reversal of provision for tax liabilities, net	-	-	929,711
Other expenses/income, net	(1,002,301)	(1,697,786)	(1,563,177)
	(36,443,026)	(42,122,393)	(35,782,950)
Classified as:
Cost of sales	(35,440,726)	(40,010,100)	(33,312,995)
Selling expenses	(476,339)	(570,431)	(524,965)
General and administrative expenses	(954,117)	(1,082,449)	(1,129,943)
Other operating income	636,847	235,421	260,618
Other operating expenses	(187,647)	(270,413)	(168,887)
Impairment of financial assets	(21,044)	(9,914)	-
Impairment of non-financial assets	-	-	(1,114,807)
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	(414,507)	(721,682)
Reversal of provision for tax liabilities, net	-	-	929,711
	(36,443,026)	(42,122,393)	(35,782,950)

NOTE 32 — FINANCIAL INCOME

	2019	2018	2017
Income from short-term investments	87,241	68,721	85,153
Interest income and other financial income	135,972	135,279	141,462
Financial Income	223,213	204,000	226,615

Interest on debt	(938,120)	(1,177,686)	(1,323,448)
Monetary variation and other financial expenses	(531,634)	(401,655)	(402,836)
Financial Expenses	(1,469,754)	(1,579,341)	(1,726,284)

Bonds repurchases	-	(223,925)	-
Exchange Variation, net	(247,555)	(322,621)	(4,057)
Reversal of interest on provision for tax liabilities, net	-	-	369,819
Gains and losses on derivative financial instruments, net	(15,118)	32,092	(9,441)

Financial result, net	(1,509,214)	(1,889,795)	(1,143,348)

NOTE 33 — SUBSEQUENT EVENTS

I) On March 24, 2020, the Company informed the market that it is monitoring the spread of COVID-19, commonly known as coronavirus, throughout the many countries in which it operates. This situation has demanded that the Company take exceptional measures to ensure the health and safety of its stakeholders. The Company has formed Crisis Committees in the countries where it operates, which have monitored cases on a daily basis and implemented the preventive measures needed to minimize the spread of the virus, protect the health and well-being of stakeholders and ensure the continuity of operations.

The operations in Peru and Argentina have been shut down due to the decisions taken by their respective federal governments, which have declared a state of national emergency. In the United States, the Special Steel industrial operations also have been shut down, given the slowdown in the automotive industry. Shipments to our customers are being maintained according to their needs.

In Brazil we have had impacts at some of our operations due to specific local restrictions in some states, based on government decision to establish quarantine law. Shipments have been maintained, respecting the restrictions in place for the moment.

Besides those measures and focusing on minimizing the movement of people not essential for the production process at our mills, and considering market uncertainties, the global Capex plan for 2020 is being carefully postponed. This includes ongoing investments and the ones planned to be approved throughout the year.

It is important to mention that the combination of a cash position of R$ 6.3 billion as of December 31 ,2019, of which 52% is in U.S. dollar, and the availability of standby credit facilities in the amount of R$4 billion, leaves the Company well prepared for this moment of volatility. Furthermore, the average maturity term of the Company’s gross debt is 7.4 years, which represents a well-balanced and well distributed debt maturity schedule for the coming years.

**************************************